Form 20-F
period 1997-12-31
INTERTAPE POLYMER GROUP INC
filed 1998-05-28
CIK 880224

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                     FORM 20-F
                    ANNUAL REPORT PURSUANT TO SECTION 13 OF THE
                          SECURITIES EXCHANGE ACT OF 1934
                    For the Fiscal Year ended December 31, 1997

                          Commission file number:  1-10928
                            INTERTAPE POLYMER GROUP INC.
               (Exact name of Registrant as specified in its charter)


                                       Canada
                  (Jurisdiction of incorporation or organization)

             110E Montee de Liesse, St. Laurent, Quebec H4T 1N4 Canada
                      (Address of principal executive offices)

Securities registered pursuant Section 12(b) of the Act:

Title of each class:                      Name of each exchange on which
                                          registered:

     Common Shares, without nominal or       American Stock Exchange
     par value                               Toronto Stock Exchange

Securities registered or to be registered pursuant
to Section 12(g) of the Act:                                           -NONE-

Securities for which there is a reporting obligation pursuant to
Section 15(d) of the Act:                                              -NONE-

     The number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 1997 is:

                                 25,019,921     Common Shares
                                    -0-         Preferred Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                     Yes  X               No
                        -----               -----

     Indicate by check mark which financial statement item the registrant has elected to follow.

                     Item 17  X           Item 18
                            -----                -----

                                TABLE OF CONTENTS

ITEM       CAPTION                                                       PAGE
-----      -------                                                       ----
CAUTIONARY STATEMENTS AND RISK FACTORS . . . . . . . . . . . . . . . . . -ii-

PART I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  -1-

ITEM 1.  DESCRIPTION OF BUSINESS.  . . . . . . . . . . . . . . . . . . .  -1-

ITEM 2.  DESCRIPTION OF PROPERTY . . . . . . . . . . . . . . . . . . . . -17-

ITEM 3.  LEGAL PROCEEDINGS . . . . . . . . . . . . . . . . . . . . . . . -18-

ITEM 4.  CONTROL OF REGISTRANT . . . . . . . . . . . . . . . . . . . . . -18-

ITEM 5.  NATURE OF TRADING MARKET. . . . . . . . . . . . . . . . . . . . -18-

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
          SECURITY HOLDERS . . . . . . . . . . . . . . . . . . . . . . . -19-

ITEM 7.  TAXATION. . . . . . . . . . . . . . . . . . . . . . . . . . . . -20-

ITEM 8.  SELECTED FINANCIAL DATA . . . . . . . . . . . . . . . . . . . . -22-

ITEM 9.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS. . . . . . . . . -25-

ITEM 10. DIRECTORS AND OFFICERS OF REGISTRANT. . . . . . . . . . . . . . -26-

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS. . . . . . . . . . . . . -30-

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
          OR SUBSIDIARIES. . . . . . . . . . . . . . . . . . . . . . . . -32-

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS . .  . . . . . . -34-

PART II. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -35-

PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -35-

ITEM 15. DEFAULTS FROM SENIOR SECURITIES . . . . . . . . . . . . . . . . -35-



ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY
          FOR REGISTERED SECURITIES. . . . . . . . . . . . . . . . . . . -36-

PART IV. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -36-

ITEM 17. FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . -36-

ITEM 18. FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . . . . . . . -36-

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS . . . . . . . . . . . . . . . -36-

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -39-

                        CAUTIONARY STATEMENTS AND RISK FACTORS

     This Annual Report contains certain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") concerning, among other things, discussions of the business strategy of Intertape Polymer Group Inc. (the "Company" or "Intertape Polymer Group") and expectations concerning the Company's future operations, liquidity and capital resources. When used in this Annual Report, the words "anticipate", "believe", "estimate", "expect" and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements, including statements regarding intent, belief or current expectations of the Company or its management, are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including those factors set forth below and other factors discussed elsewhere in this Annual Report. In addition to the other information contained in this Annual Report, readers should carefully consider the following cautionary statements and risk factors.

IMPLEMENTATION OF BUSINESS STRATEGY

     The Company's business strategy includes, among other things, increasing manufacturing capacity, developing new products, improving distribution efficiencies, and expanding into new geographic markets. There can be no assurance that the Company will be able to fully implement its strategy or that the anticipated results of this strategy will be realized. Implementation of this strategy could also be affected by a number of factors beyond the Company's control such as manufacturing difficulties, disruption of distribution systems, or general or local economic conditions. Any material failure to implement its strategy could have a material adverse effect on the Company's business, financial condition and results of operations.

RAW MATERIAL PRICES AND AVAILABILITY

     A substantial portion of the cost of manufacturing the Company's products is the cost of raw materials, primarily petroleum based resins. Historically, there have been fluctuations in these raw material prices due to factors which are beyond the Company's control, and in some instances price movements have been volatile when associated with outside influences. There can be no assurance that the Company will be able to pass on raw material price increases in the future. Further, in the past, there have been shortages from time to time in the supply of certain resins. There can be no assurances that the Company will not be subject to such shortages in the future.

EXCHANGE RATE RISKS

     The Company's result of operations are reported in Canadian dollars.
Due to the geographic mix of the Company's business, any weakening in the value of the Canadian dollar relative to the U.S. dollar would result in increased consolidated earnings for the Company, expressed in Canadian dollars. These earnings, however, on an earnings per share basis, would be negatively impacted when translated into U.S. dollars. Since the trading price in the United States of the Common Shares will be quoted in U.S. dollars, any weakening of the Canadian dollar relative to the U.S. dollar could result in a decline in the market value and trading price of the Common Shares measured in U.S. dollars. The exchange rate between Canadian dollars and U.S. dollars has varied significantly over the last five years.

NEW PRODUCT DEVELOPMENT

     The Company is developing returnable plastic cases for the transportation and retail display of fruits and vegetables and other new products. Any new product involves risk and, as in the case of stretch wrap, may require significant capital expenditures. There can be no assurance that the returnable plastic cases, or any other new products, will produce revenues or profits for the Company, and that expenditures thereon will not have a material adverse effect on the Company's results of operations.

                                        PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

GENERAL

     Intertape Polymer Group develops, manufactures and sells a variety of specialized polyolefin plastic packaging products for industrial use. These products include pressure sensitive and water activated carton sealing tape, masking and reinforced filament pressure sensitive tapes, acrylic coating, EXLFILM-TM- shrink wrap ("EXLFILM-TM-"), STRETCHFLEX-TM- stretch wrap ("STRETCHFLEX-TM-") and woven products. Most of the Company's products are derived from resins which are converted into films and adhesives. Resins also are combined with paper and converted into a variety of packaging products. Vertical integration, whereby the Company performs each step in the conversion of polyolefin resins and paper into its various products, and continuous capital expenditures to increase manufacturing efficiencies allow the Company to be a low-cost producer of each product it manufactures. This vertical integration combined with the use of high speed production equipment provides competitive advantages to the Company in flexibility and control of the manufacturing process and in speed of delivery. Management considers all of its products to be within one operational segment because all products are made basically from the same extrusion processes and differ only in the final stages of manufacturing.

     The Company's most recent expansion of its product offering occurred with the December, 1997 acquisition of American Tape Co. ("American Tape"), a leading U.S. manufacturer of masking, reinforced filament and printable and non-printable flat back tapes, as well as certain specialty tapes.

     The Company's revenues are derived primarily from sales of its products in the United States and Canada, with approximately 80% of the Company's 1997 revenues attributable to sales in the United States. The Company is headquartered in Montreal, Quebec and maintains 1.8 million square feet of manufacturing facilities throughout the United States, Canada and Portugal.

     The registered office of the Company is located at 1155 Rene-Levesque Boulevard West, Suite 4000, Montreal, Quebec, Canada H3B 3V2, and its principal executive offices are located at 110E Montee de Liesse St. Laurent, Quebec, Canada H4T 1N4. The Company's telephone number at its principal executive offices is (514) 731-0731.

HISTORY

     The Company's business was established in 1981 by Melbourne F. Yull, Intertape Polymer Group's Chairman of the Board and Chief Executive Officer, when Intertape Systems Inc. ("Systems"), a predecessor of the Company, established a pressure sensitive tape manufacturing facility in Montreal. Intertape Polymer Group was incorporated under the laws of Canada in 1989 and in February, 1992, completed an initial public offering of its common shares at the offering price of $5.035 (US$4.25)(after giving effect to a 2:1 stock split on June 4, 1996). The Company's shares are listed on the American Stock Exchange and, since January, 1993, on the Toronto Stock Exchange. The Company completed a second public offering of its common shares in Canada and the United States in October, 1995, at the offering price of $19.75 (US$14.60).

     The Company has pursued a strategy of aggressive growth through both substantial capital investments and acquisitions (See "Acquisition History" below). When the Company commenced operations in 1981, it converted purchased films into pressure-sensitive carton sealing tapes. Originally intended as a local manufacturer, management of the Company decided in the mid-1980's to take advantage of the extraordinary growth in demand for carton sealing tapes by significantly expanding its output of such product and, thereby, its customer base. Following adoption of this new business plan and over the next few years, the output of the Montreal plant doubled and a new facility was constructed in Danville, Virginia in 1987. The Virginia plant was "upstream integrated" to include film extrusion, thereby reducing material cost. The market for carton sealing tape has continued to grow and the Danville facility is five times larger (measured in capacity) today than at the date of its construction.

     Even as the Company was growing its customer base in pressure sensitive tapes, it pursued an aggressive policy of new product development to leverage its pressure sensitive tape products. In 1992, the Company developed a new variety of speciality shrink films and purchased and installed manufacturing equipment to produce such films. The ability to manufacture its own shrink films enabled the Company to participate in the shrink film market estimated to be U.S.$500 million annually. Further, it strengthened the Company's position with its customers.

     The Company's entry into the stretch wrap market began with the Company's concurrent development of stretch wrap products with the processes to manufacture such products. The Company entered the stretch wrap market (estimated at U.S.$1 billion annual sales in 1996) utilizing its existing customer base and distribution network.

     To broaden the product line and provide one-stop shopping with a "basket of products", the Company has made a series of acquisitions. Interpak Machinery Inc., a designer of automatic carton sealing equipment, was acquired by the Company in 1993. In acquiring Interpak, the Company gained technology for systems capable of utilizing large volumes of high value carton sealing tapes. Tape Inc. was acquired in 1996 to provide a complete line of water activated tapes. American Tape was acquired in 1997 bringing to the Company products including high performance masking, filament and speciality products, which mesh well with the Company's related product lines. The combination of these various product lines enables the Company to offer the market place a range of products to service its customers' needs.

     The Company also markets products directly to the end user. Polymer International (N.S.) Inc. ("Polymer International") and International Container Systems, Inc. ("International Container") were acquired in 1989. Polymer International manufactures a wide range of coated, woven polyolefin fabrics; International Container manufactures returnable plastic cases for the beverage industry. Since acquiring Polymer International, sales of the Company's woven product line have increased five-fold, assisted in part by the development of lumber wrap and other products. In addition, two small companies (Cajun Bag & Supply Co. and Augusta Bag & Supply Co.) were purchased to produce flexible intermediate bulk containers ("FIBC's") utilizing the Company's fabric as the prime raw material.

     The Company also participates in two joint ventures:  Fibope
Portuguesa-Filmes Biorientados, S.A. ("Fibope") and IFCO-U.S., L.L.C. ("IFCO"). Fibope produces shrink films in Portugal for the European market and has doubled its manufacturing capacity since 1995. IFCO is a provider of returnable plastic cases for the produce industry.

     The majority of the Company's growth comes from the sale of internally developed products. Capacity increases are ongoing throughout the organization and all product lines. The Company's newest manufacturing facility, a 115,000 square foot plant in Utah, is expected to be operational by June 1998. Consistent with the Company's strategy, this plant will act not only as a producer of shrink and stretch films but also as a distribution center for all of the Company's products to increase sales in the western United States and western Canada.

     The Company is a holding company which owns various operating companies in the United States and in Canada. Intertape Polymer Inc., a Canadian corporation ("IPI"), is the principal operating company for the Company's Canadian operations. Intertape Polymer Corp., a Virginia corporation ("IPC"), is the principal holding and operating company for the Company's United States and international operations including, most notably, each of the businesses referenced in the acquisition table set forth above.

     As of April 13, 1998, the Company had 25,125,016 common shares outstanding.

     Unless the context otherwise requires, the terms "Intertape Polymer Group" and the "Company" are used to refer to Intertape Polymer Group Inc. together with all of its wholly-owned subsidiaries and joint ventures. Where the context requires, such terms also include the predecessors of Intertape Polymer Group. All dollar amounts referenced in this Annual Report are in Canadian Dollars unless otherwise indicated.

ACQUISITION HISTORY

     In addition to internally generated growth, the Company has engaged in a series of acquisitions. The Company believes it now ranks among the leading developers and manufacturers of industrial plastic packaging products in North America. The following table illustrates the principal acquisitions completed by the Company.

                             COMPLETED ACQUISITIONS


          Cost of
Year    Acquisition         Company               Location         Products
----    -----------    --------------------      ---------------  ----------------
          ($ in
        millions)

1989    $82.4          Polymer International     Tampa, Florida   Holding company
                       Corp. and its
                       subsidiaries:

                       -  Polymer                Truro, Nova      Woven fabrics
                          International          Scotia

                       -  International          Tampa, Florida   Transport &
                          Container(1)                            display cases

1993    $ 6.6          Interpak Machinery Inc.   Toronto, Canada  Equipment used
                                                                  to seal
                                                                  corrugated boxes

                       Cajun Bag & Supply Co.    Crowley,         FIBCs
                                                 Louisiana

1995    $3.9           IFCO-U.S., L.L.C.(2)      Tampa, Florida   Distributor of
                                                                  returnable
                                                                  plastic
                                                                  containers

                       Fibope Portugesa-Filmes   Porto, Portugal  EXLFILM-TM-
                       Biorientados S.A.(3)

1996    $12.1          Augusta Bag & Supply      Augusta,         FIBCs
                       Co.                       Georgia

                       Tape, Inc.                Green Bay,       Water activated
                                                 Wisconsin        carton sealing
                                                                  tape

1997    $65.7          American Tape Co.         Marysville,      Pressure
                                                 Michigan         sensitive tapes,
                                                 Richmond,        masking tapes
                                                 Kentucky

----------------------
(1) The Company originally purchased a 67% interest in this company. In 1994, the Company conducted a tender offer for all the outstanding shares it did not already own, the cost of this tender offer was $2.6 million.
(2)   The Company acquired a 20% interest in this joint venture.
(3)   The Company acquired a 50% interest in this joint venture.

BUSINESS STRATEGY

     The Company's overall objective is to gain market share in large niche markets which it believes are growing at rates faster than the economy as a whole. The Company's strategies for achieving this objective are as follows:

     - SOLIDIFY THE COMPANY'S POSITION AS A LOW-COST MANUFACTURER. The Company has pursued a vertically integrated manufacturing strategy as a means of controlling the costs of its manufacturing inputs and, in connection therewith, has made substantial investments in high-speed production equipment and various forms of manufacturing automation. For example, during the past several years the Company has installed various extrusion lines of equipment for the making of film for pressure sensitive carton sealing tapes. This allows the Company to buy resin as a basic raw material to produce its own films and adhesives rather than purchase them from other manufacturers at greater cost. In addition, the Company continually undertakes initiatives to reduce waste at its production facilities as a means of further controlling its manufacturing costs.

     - INCREASE MANUFACTURING CAPACITY. The Company believes that increasing manufacturing capacity at its existing plants will contribute to its ability to increase market share in its current markets. Over the past four years, the Company has achieved an increase in its coating capability at its Danville plant, an increase in its output of woven products from its Truro facility and a doubling of the EXLFILM-TM-production capacity at its Truro facility. In addition, the Company is scheduled to commence EXLFILM-TM- and STRETCHFLEX-TM-manufacturing operations at its new facility located in Tremonton, Utah during the second quarter of 1998.

     - DEVELOP NEW PRODUCTS. The Company has been increasing its investment in research and development and believes that it can take advantage of its manufacturing strengths and distribution network by introducing new products and product line extensions which complement its existing product base. The Company introduced in 1996 a new stretch wrap product line sold under the STRETCHFLEX-TM- trademark. The Company is also continuing market and feasibility studies for the introduction of a system which employs reusable plastic produce containers in the distribution of fruits and vegetables to food retailers. The Company has developed several other new products, such as truck and rail car flexible covers, and product line extensions, such as new acrylic coatings and new varieties of EXLFILM-TM- shrink films, each of which it is in the process of introducing. In addition, with the acquisition of American Tape, the Company now offers a complete line of masking tape products.

     - DEVELOP CENTRAL DISTRIBUTION CENTERS. The Company is in the process of installing in both its Danville and Tremonton an enhanced facilities warehouse distribution systems which will increase efficiency in the storage, shipping and inventory management of all its products located in those facilities. This US$2.0 million investment will increase the level of service that the Company provides to its customers as well as reduce its operating costs in these areas.

     - EVALUATE FUTURE COMPLEMENTARY ACQUISITIONS. The Company is continually evaluating the attractiveness of other companies, technologies or products that could complement the Company's existing product lines and manufacturing and distribution strengths. The

          Company considers complementary companies, technologies and products as potential acquisition targets, and evaluates the merits of each such potential acquisition. The Company's recent completion of its purchase of American Tape is an example of such an acquisition, providing the Company with masking, reinforced filament and printable and non-printable flat back tapes as well as other specialty tapes not previously manufactured by the Company but which can be integrated into the Company's distribution system to broaden the range of products offered to its customers.

     - EXPAND SALES INTO NEW GEOGRAPHIC MARKETS. The Company intends to continue to exploit the breadth of its product lines, distribution network and strong market position by entering into new markets in both North America and abroad. The Company was able to use its joint venture arrangement with a Portuguese manufacturer of shrink films as a springboard to market some of its North American manufactured products in Europe. In addition, with the acquisition of American Tape, the Company gained a market presence throughout the world in high performance masking tapes. The Company believes that it can leverage this market position in the sale of its other products. The Company expects to increase its penetration in all markets either by enhancing its internal marketing efforts or through joint ventures or acquisitions.


PRODUCTS

     CARTON SEALING TAPE:  PRESSURE SENSITIVE AND WATER ACTIVATED TAPE

     The Company produces a variety of pressure sensitive plastic film carton sealing tape, ranging from commodity designed standard tape to tape tailored to meet customers' unique requirements. The product range encompasses tape with film thickness from 25 microns to 50 microns and adhesives formulated for manual as well as automatic applications. Carton sealing tape lends itself to use in high speed taping machines that replace other closure methods such as staples, hot melt glues and cold glues. The tape produced by the Company includes a wide range of customized colored and printed tape, as well as tape designed for cold temperature applications and label protection.

     The Company believes that it is one of the leading manufacturers of pressure-sensitive carton sealing tape. Carton sealing tape is manufactured and sold under the INTERTAPE-TM- name to industrial distributors and manufactured for other customers for sale under private labels. It is produced at the Company's Danville, Montreal, and Richmond facilities and is utilized by end-users for sealing corrugated cartons. Geographic territories in which the Company markets its products are serviced by sales personnel and manufacturers' representatives coordinated by regional managers.
Distributors are appointed on a basis designed to achieve market penetration of both commodity and higher grade products. In 1994, the Company commenced efforts to utilize its expanded production capacity and field support to begin to penetrate the United States west coast and the western Canadian market and continues to increase its sales force for these markets. The

Company expects the addition of a centralized warehouse distribution system in the new Tremonton, Utah facility will enhance these efforts. In addition, the Company exports this product to Europe, Asia, Central America and South America.

     The Company's acquisition in 1993 of the assets of Interpak Machinery Inc., a manufacturer of equipment used to apply pressure sensitive tapes to seal corrugated boxes, enabled the Company to further enhance the mix of products it offered to its customers. The Company introduced a line of machines designed for the high-speed application of pressure sensitive carton sealing tape in January 1994 and has continued to design and introduce new equipment.

     In 1996, the acquisition of Tape, Inc. added a complete range of water activated adhesive tapes to the Company's product mix. This product line is generally sold through the same distribution network as pressure-sensitive carton sealing tape which has allowed the Company to increase its market penetration of this product.

     The Company's principal competitors for the sale of carton sealing tape products include Minnesota Mining & Manufacturing Co. ("3M") and Central Products Company, Inc. ("Central"), a division of Spinnaker Industries, Inc.

     MASKING TAPES: PERFORMANCE AND GENERAL PURPOSE

     The Company added masking tapes to its product line in December 1997 through the acquisition of American Tape, a leading manufacturer of these products. Masking tapes are used for a variety of end-use applications which can be broadly described under two categories: general purpose and high performance.

     General purpose applications include packaging and bundling, residential and commercial paint applications. Performance applications include use in painting of aircraft, cars, buses and boats, where the properties of the tape, such as high temperature resistance and clean adhesive release, are individually designed for the customer's process.

     The Company's processing capabilities include solvent and synthetic rubber, hot melt and acrylic adhesive alternatives. The Company believes that its unique adhesive systems provide it with a competitive advantage in this market. The main competitors for the sale of masking tapes include 3M, Anchor Continental, Inc. ("Anchor"), Shuford Mills, Inc., Industrias Tuk, S.A. de C.V., and Tesa Tape Inc. ("Tesa").

     REINFORCED FILAMENT TAPE:  PERFORMANCE AND GENERAL PURPOSE

     In addition to masking tapes, the Company's purchase of American Tape also introduced reinforced filament tapes and flat back tapes to the Company's product line. Reinforced, general and specialty products are manufactured at the Company's facilities in Richmond, Kentucky and Marysville, Michigan facilities which were acquired in the American Tape acquisition. These facilities produce filament tape using synthetic, natural rubber and hot melt adhesives coated on a variety of plastic filaments. The reinforcement is provided by fibreglass yarns laminated between two plastic substrates.

     Many of these filament tapes are odorless, stainless, and provide clean removal and are used in bundling, sealing, unitizing, palletizing and packaging, notably for household appliances. The Company's main competitor in this market is 3M, and for commodity filament tapes the Company's main competitors are Anchor, Tesa and RJM Manufacturing, Inc.

     ACRYLIC COATING

     In 1995, the Company completed a $10.0 million capital expenditure program for an acrylic coater and ancillary equipment design to apply acrylic based adhesives to a wide variety of substrates at its Danville plant. These acrylic coatings, when applied to filmic tapes, offer extended shelf life as well as increased performance under the extremes of low and high temperatures.

     When acrylic coating is applied to polypropylene film, the finished product broadens the Company's line of pressure sensitive carton sealing tape. In addition, certain applications, such as mirror backing, utilize woven products as the base material to which acrylic coating is applied.

     EXLFILM-TM- SHRINK WRAP

     EXLFILM-TM- is a specialty plastic film which shrinks under controlled heat to conform to package shape as compared to other packaging forms that require unique machinery for different product sizes and shapes. The process provides versatility because it permits the over-wrapping of a variety of products of considerably different sizes and dimensions (such as printing and paper products, packaged foods, cassettes, toys, games and sporting goods, and hardware and housewares). The Company manufactures EXLFILM-TM- at its plant in Truro, Nova Scotia and maintains additional extruders for EXLFILM-TM- production there. In addition, in connection with its intention to expand into the western United States, the Company expects that EXLFILM-TM- production at its new Tremonton, Utah facility will begin during the second quarter of 1998. The Company believes that its continual investment in equipment will help it expand its exploitation of niches in this market.

     The Company's shrink wrap products are sold through its existing industrial distribution base primarily to manufacturers of packaged goods and printing and paper products who package their products internally. In addition, the Company holds a 50% interest in FIBOPE, a manufacturer of shrink films in Portugal. FIBOPE utilizes similar manufacturing equipment as is currently operated by the Company in its Truro and Tremonton facilities.

     In addition to being served by the Company, the United States and Canadian markets for polyolefin shrink wrap are currently served by two large United States manufacturers, W.R. Grace & Co. and E.I. DuPont de Nemours & Co., and to a lesser extent by foreign manufacturers.

     STRETCHFLEX-TM- STRETCH WRAP

     STRETCHFLEX-TM- is a multi-layer plastic film that can be stretched without application of heat. It is used industrially to wrap pallet loads of various products to ensure a solid load for shipping and is also used in agriculture as a bale wrap. The Company produces STRETCHFLEX-TM- at its Danville plant and has the capacity to produce 60 million pounds of polyolefin stretch wrap annually. Although excess capacity exists in the stretch wrap market, management believes the performance capabilities of the Company's film accounts for operations at its Danville plant being at capacity. The Company's high level of production at Danville, combined with its western oriented marketing initiatives, prompted the Company to include additional extruders for stretch wrap production in the Tremonton facility.

     The North American market for such polyolefin stretch wrap is served by a number of manufacturers, the largest of which are Tenneco Inc. and Linear Films, Inc.

     WOVEN PRODUCTS

     The Company produces a variety of finished products utilizing coated woven polyolefin fabrics, such as bags and lumber wrap, as well as coated woven polyolefin fabrics that are sold to other manufacturers which convert these fabrics into finished products, such as packaging, protective covers, pond liners, housewrap, recreational products, and temporary structures.

     Depending on the needs of the customer, the Company produces valve bags or open mouth bags. Valve bags have a one way self-closing filler valve inserted into one corner and are used for packaging pelletized and granular chemicals and other materials. Open mouth bags, which require a secondary closure method such as stitching, are used primarily for packaging of compressed material such as mineral fibers.

     NOVA-THENE-Registered Trademark- lumber wrap is a polyolefin fabric which is extrusion coated and printed to customer specifications. It is used in the forest products industry to package kiln-dried cut lumber. The Company believes that polyolefin products have certain advantages over traditional paper-plastic laminate products, including superior strength, ease of application, durability, better appearance and the potential to be recycled.

     The Company added FIBCs to its product line in 1993 with the acquisition of Cajun Bag & Supply Co. ("Cajun Bag"). To facilitate production of seamless FIBCs in the Crowley, Louisiana plant, the Company installed circular weaving equipment in 1994 in its Truro plant. The Company made additional investments in the Crowley plant in 1995 to reduce costs, increase capacity and reduce turnover. In 1996, the Company opened an FIBC plant in Edmundston, New Brunswick, Canada to meet the growing demands of the industry and purchased the assets of Augusta Bag & Supply Co. ("Augusta Bag") to add further capacity, expand market share and acquire unique manufacturing methods. In 1997, the Company initiated an organizational review of the operations of certain facilities manufacturing FIBCs and, during the latter half of 1997, approved a restructuring plan designed to improve efficiency and reduce operating costs. Specifically, while the Company will continue to produce the fabrics used to make FIBCs, the Company has decided to outsource the conversion process due to enhanced foreign competition. As a consequence, the Company has incurred a one-time charge against earnings in respect of write-downs of certain assets employed in these operations as well as goodwill associated with the Cajun Bag and Augusta Bag acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Restructuring Charges" in the Annual Report attached hereto as Exhibit 4.

     The Company also manufactures other coated woven polyolefin fabrics that it supplies to converters which produce finished products for specific application, such as synthetic fiber packaging, recreational products, protective covers, pond liners, and flame retardant brattice cloth. The markets for these products are diverse and considered by management to be too small to justify the cost of further vertical integration to the finished product stage.

     The Company's NOVA-THENE-Registered Trademark- lumber wrap line competes with products manufactured by partially integrated manufacturers and by secondary converters. In addition, the Company competes with manufacturers of coated woven fabrics such as Amoco Fabrics and Fibers Company and Fabrene, Inc., which sell their products to converters.

     The market for FIBCs is highly competitive and is not dominated by any single manufacturer.

     SOFT DRINK TRANSPORT AND DISPLAY CASES

     The Company is engaged in the design, development and sale of reusable plastic soft drink transport and display cases. These cases are manufactured for the Company by independent contractors located throughout North America. This approach is consistent with the Company's goal of being a low-cost producer in each market it serves, as management believes the savings to its customers on freight exceed any potential savings from in-house manufacturing.

     RETURNABLE PLASTIC CASES

     The Company has entered into a joint venture agreement with Schoeller International Logistics Beteiligungsgesellschaft GmbH to develop a system of returnable plastic cases for the transportation and retail display of fruits and vegetables in the United States and Canada as an alternative to the use of corrugated boxes and wooden crates. The system is in effect in Europe and the Company is currently experimenting with the patented containers by means of a growing number of roll-out programs in North America.

SALES AND MARKETING

     As of January 1998, the Company maintained a sales force of 96 personnel. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts. The

Company's overall customer base is diverse, with no single customer accounting for more than 5% of total sales. There are no long term contracts with any customers. Sales to customers in the United States and Canada accounted for approximately 78% and 22% of total sales, respectively, in 1996 and approximately 80% and 20% of total sales, respectively, in 1997. The Company has also continued to develop its sales efforts in Europe, Asia, Central America and South America. Management does not intend to achieve more than 10% of its sales outside North America. Export sales currently represent less than 5% of total sales and are included in United States or Canadian sales depending on the manufacturing facility from which the sale originates.

     The Company sales are focused in two distinct areas: distribution products and woven products. Distribution products go to market through a network of paper and packaging distributors throughout North America. Products sold into this segment include carton sealing, masking and reinforced tapes, EXLFILM-TM- and STRETCHFLEX-TM-. In order to enhance sales of its pressure sensitive carton sealing tape, the Company also sells carton closing systems, including automatic and semi-automatic carton sealing equipment. Prior to the acquisition of the Interpak Machinery Inc., these products were manufactured by others. The Company's EXLFILM-TM- and STRETCHFLEX-TM- products are sold through its existing industrial distribution base primarily to manufacturers of packaged goods and printing and paper products which package their products internally.

     The Company's woven products group sells its products directly to the end-users. It offers a line of lumberwrap, valve bags, FIBCs and speciality fabrics manufactured from plastic resins. The woven products group markets its products throughout North America.

MANUFACTURING; QUALITY CONTROL

     The Company's philosophy is, where efficient, to manufacture products from the lowest cost raw material and add value to such products by vertical integration. About 80% of the Company's products are manufactured through a process which starts with a variety of polyolefin resins and extrudes them into film for further processing. Over 50 million pounds of wide width biaxially oriented polypropylene film is extruded annually in the Company's facilities. This film is then coated in high-speed equipment with in-house-produced adhesive and cut to various widths and lengths for carton sealing tape. The same basic process applies for reinforced filament tape, which also uses polypropylene film and adhesive but has fiberglass strands inserted between the layers. Specific markets demand different adhesives and the Company manufactures acrylic solvent based rubber and "Hot Melt" adhesives to respond to all demands. Masking tapes utilize the same process with paper as the coating substrate.

     The technology for basic film extrusion, essential to the low cost production of pressure sensitive tape products, also has been utilized by the Company to expand its product line into highly technical and sophisticated films. Extrusion of up to five layers of various resins is done in four of the Company's plants. These high value added films service the shrink and stretch wrap markets, both of which have high entry barriers.

     A wide variety of woven products are also part of the Company's family of products. The first manufacturing step in the production of woven products is film extrusion utilizing various resins and additives. These speciality films are slit in line and woven on wide width looms. They are then coated with a variety of resins to provide unique properties for large niche markets. Printing, bag making and FIBC converting enhance the value added on certain products.

     The Company also designs and sells specialty cases for the reusable containers market. Propriety molds and raw materials are provided to outside contractors which produce cases on an exclusive basis. Continuing product development, investment in new capital equipment and advanced engineering provide the basis that enables the Company to compete in its marketplace.

     The Company maintains a quality control laboratory and a process control program on a 24-hour basis to monitor the quality of all packaging and woven products it manufactures. At the end of 1997, five of the Company's plants were certified under ISO-9002 quality standards program.


EQUIPMENT AND RAW MATERIALS

     The Company purchases mostly custom designed manufacturing equipment, including extruders, coaters, finishing equipment, looms, printers, bag manufacturing machines and injection molds, from manufacturers located in the United States and Western Europe, and participates in the design and upgrading of such equipment. It is not dependent on any one manufacturer for such equipment.

     Polyolefin resins are a widely produced petrochemical product and are available from a variety of sources worldwide. The Company purchases raw materials from a limited number of vendors with whom, over time, it has developed long-term relationships. The Company believes that such long term relationships, together with the Company's centralized purchasing operations, have enhanced the Company's ability to obtain a continuity of supply of raw materials on competitively favorable purchase terms. Historically, fluctuations in raw material prices experienced by the Company have been passed on to its customers over time.


RESEARCH AND DEVELOPMENT; NEW PRODUCTS

     Prior to 1992, research and development consisted of activities related to adapting new technologies as they emerged within the various manufacturing environments. Management decided to embark upon a program, beginning in 1992, to develop new manufacturing processes, to enhance product performance and to develop new products throughout the Company. In 1994, the Company emphasized developing products for existing markets, and in 1996 established a corporate research and development group to undertake development of new products. Expenditures for research and development in 1995, 1996 and 1997 totaled $1,104,000, $1,763,000 and $2,228,000, respectively.

     The Company currently maintains active research and development programs in three areas: woven products, pressure sensitive products and specialty films. In woven products, the emphasis is on developing polyolefin fabrics that can replace vinyl fabrics. Targeted end-use areas include truck tarps, protective coverings and billboards. Research and development in pressure sensitive products is focused on improving the Company's cost base and product line in solvent, hot melt and acrylic based general purpose performance products. In specialty films, the Company has recently introduced Exfilm Plus, a cross-linked heat shrinkable film, and IP72, a low-shrink force product. The Company believes that the development of these products will allow the Company to expand into the specialty film market which previously was not accessible using conventional products. Research and development is an important factor generating internal growth for the Company.


TRADEMARKS AND PATENTS

     The Company markets its carton sealing tape under the registered trademark INTERTAPE-TM- and various private labels. The Company's valve or open mouth bags are marketed under the registered trademark NOVA-PAC-Registered Trademark-. Its woven polyolefin fabrics are sold under the registered trademark NOVA-THENE-Registered Trademark-. Its shrink wrap is sold under the trademark EXLFILM-TM-. Its stretch films are sold under the trademark STRETCHFLEX-TM-. FIBC's are sold under the trademarks LeGRAND SACK-Registered Trademark- and CAJUN BAGS-Registered Trademark-. The Company has over two dozen registered trademarks, principally in the United States and Canada, including trademarks acquired from American Tape. The Company does not have, nor does management believe it important to the Company's business to have, patent protection for its carton sealing tape products, woven products, stretch wrap or shrink wrap.

COMPETITION

     The Company competes with other manufacturers of plastic packaging products as well as manufacturers of alternative packaging products, such as paper, cardboard and paper-plastic combinations. Management believes that competition, while primarily based on price and quality, is also based on other factors, including product performance characteristics and service. No statistics, however, on the packaging market are currently publicly available. See "Products" for a discussion of the Company's main competitors.

     The Company believes that significant barriers to entry exist in the packaging market. Management considers the principal barriers to be: (i) the high cost of vertical integration which is necessary to operate competitively,
(ii) the significant number of patents which already have been issued in respect of various processes and equipment, and (iii) the difficulties and expense of developing an adequate distribution network.

ENVIRONMENTAL REGULATION

     The Company manufactures and sells a variety of specialized polyolefin plastic packaging products for industrial use at its manufacturing plants throughout North America and through its joint venture in Portugal. The Company is actively promoting environmental solutions, both in the development of its products and in its own manufacturing facilities.

     Furthermore, the Company's operations are subject to extensive regulation. Federal and state environmental laws applicable to the Company include statutes
(i) intended to allocate the cost of remedying contamination among specifically identified parties as well as to prevent future contamination (the "Comprehensive Environmental Response, Compensation, and Liability Act");
(ii) imposing national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health or welfare (the "Federal Clean Air Act"); (iii) governing the management, treatment, storage and disposal of hazardous wastes (the "Resource Conservation and Recovery Act"); and
(iv) regulating the discharge of pollutants into protected waterways (the "Clean Water Act of 1972"). The Company's use in its manufacturing processes of hazardous substances and the generation of hazardous wastes not only by the Company but by prior occupants of Company facilities suggest that hazardous substances may be present at or near certain of the Company's facilities or may come to be located there in the future. Consequently, the Company is required to monitor closely its compliance under all the various environmental regulations applicable to it. In addition, the Company arranges for the off-site disposal of hazardous substances generated in the ordinary course of its business.

     Except as described below, the Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations.


     THE WISCONSIN FACILITY

     Since the Company's acquisition of Tape, Inc. ("Tape") in 1996, the Company and the former shareholders of Tape have been conducting an investigation into three areas of contamination in the soil and groundwater on the Green Bay, Wisconsin facility purchased in the acquisition, particularly the former drum storage area and the current and former press areas. Under the terms of the acquisition agreement, the former shareholders of Tape are responsible for the investigation and remediation of these matters, as well as reimbursement to the Company of certain costs associated with overseeing the work to a maximum of $1,000,000. To date, the former shareholders estimate the cost of the recommended remedial alternative will be approximately $100,000 and have incurred costs of approximately $50,000. The Company believes that ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations.

     MICHIGAN FACILITY

     The Company's environmental due diligence review conducted in connection with the acquisition of American Tape, revealed certain issues associated with American Tape's use of chemical solvents at its Marysville facility in the tape-making process. These solvents (primarily toluene) are stored in tanks on site, emitted into the air and, when mixed with other wastes from the manufacturing process, shipped off-site as wastes for disposal. Management undertook a comprehensive plan of investigation and remediation at the facility, focusing on the site's approximately fifteen underground storage tanks which contained a variety of hazardous substances. Remediation of six 10,000 gallon tanks is expected to continue for two to three years. The Company, however, anticipates that the full cost of remediation will be funded through amounts available under a US$ 2.0 million escrow fund established by the sellers at closing.

     In addition, the Michigan facility emits toluene and other pollutants, but 86% of the toluene used is recaptured under existing solvent recovery systems. While these emissions do not currently exceed permitted limits, they may exceed limits being phased in over the next five years under Title V of the Clean Air Act Amendments of 1990. To satisfy future Title V requirements, in 1997, American Tape entered into an Administrative Order and Consent with the Michigan Department of Environmental Quality under which it agreed to install a regenerative thermal oxidizer to increase the capture rate from 86% to 95%, and budgeted $2.2 million for such purchase and installation. The Company believes that ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations.


EMPLOYEES

     As of February 1997, the Company employed approximately 1,785 people, 439 of whom held either sales-related, operating or administrative positions and 1,346 of whom were employed in production. Although approximately 64 hourly employees at the Montreal plant are unionized, the collective bargaining agreement to which they are subject expired in November 1997 and has not been renegotiated as of the date hereof. Approximately 79 hourly employees at the Edmundston plant became unionized in February 1997 and are subject to a collective bargaining agreement which expires in October 2000. Approximately 87 hourly employees at the Green Bay plant are unionized and a collective bargaining agreement is in place that expires in February 1999. Finally, approximately 184 hourly employees at the Marysville plant are unionized and subject to a collective bargaining agreement which expires in May 1999. The Company has never experienced a work stoppage and considers its employee relations to be satisfactory.


AMERICAN TAPE ACQUISITION

     On December 16, 1997 the Company acquired from STC Corp., a publicly traded multinational company based in Seoul, South Korea, all the outstanding capital stock of American

Tape Co., a leading manufacturer and marketer of high performance and general purpose masking, reinforced filament pressure sensitive and other specialty tapes. The Company paid US$122 million for the acquisition, including costs, consisting of US$46 million in cash and US$76 million in assumed indebtedness, substantially all of which was refinanced. The Company acquired American Tape principally to improve and increase the Company's product base, increase production capacity, enhance its customer base and strengthen the Company's competitive position in the market.

     In connection with the acquisition, the Company inherited two manufacturing facilities: one in Marysville, Michigan, and one in Richmond, Kentucky. While the Michigan facility is profitable, the Kentucky facility had experienced production problems and has only recently achieved break even status. The Company's strong technical expertise is expected to improve production efficiencies at both manufacturing facilities.

     The Company anticipates that it will benefit from certain synergies resulting from the American Tape acquisition. Specifically, high performance masking tape represents a new opportunity for the Company, while general purpose masking tape and reinforced filament tape may be sold through the Company's existing distribution channels. The Company believes the acquisition of American Tape has further improved the Company's status as a single source basket-of-products supplier to its distributor customers.

     Finally, the acquisition of American Tape has positioned the Company as a stronger supplier of industrial tape, second only, in the estimation of management, to 3M in North America, with the additional capability to provide shrink and stretch wrap, a product line 3M does not offer. The Company's status as a low-cost, high value added single source supplier to its individual distributor customer base should lead to continued strong sales growth in the intermediate future.

ITEM 2.  DESCRIPTION OF PROPERTY.

     The following table illustrates the principal manufacturing and distribution facilities owned or leased by the Company as at December 31, 1997:


                                                                                      AREA
    LOCATION              USE                         PRODUCTS                      (SQ. FT.)            TITLE
----------------------------------------------------------------------------------------------------------------------------------
 UNITED STATES:
----------------------------------------------------------------------------------------------------------------------------------
 Augusta, Georgia     Manufacturing           FIBCs                                  41,000     Leased to July 1999
----------------------------------------------------------------------------------------------------------------------------------
 Augusta, Georgia     Warehouse               FIBCs                                  20,000     Leased to October 2000
----------------------------------------------------------------------------------------------------------------------------------
 Crowley,             Manufacturing and       FIBCs                                 180,000     Leased to December 1998
 Louisiana            Warehouse
----------------------------------------------------------------------------------------------------------------------------------
 Danville,            Manufacturing and       Carton sealing tape,                  281,000     Capital lease to August 2007
 Virginia             Distribution            STRETCHFLEX-TM-                                      with option to purchase for
                                              acrylic coating                                      nominal amount
----------------------------------------------------------------------------------------------------------------------------------
 Green Bay,           Manufacturing and       Water activated carton sealing        156,000     Owned
 Wisconsin            Warehouse               tape
----------------------------------------------------------------------------------------------------------------------------------
 Marysville,          Manufacturing           High performance masking and          250,000     Owned
 Michigan                                     filament tape
----------------------------------------------------------------------------------------------------------------------------------
 Rayne,               Manufacturing and       FIBCs                                  83,000     Leased to September 1998
 Louisiana            Corporate offices
----------------------------------------------------------------------------------------------------------------------------------
 Richmond,            Manufacturing           Carton sealing, masking and           200,000     Owned
 Kentucky                                     reinforced tape
----------------------------------------------------------------------------------------------------------------------------------
 Secaucus, New        Former corporate        N/A                                       N/A     Leased and to be closed prior to
 Jersey               offices of American                                                          June 1998
                      Tape
----------------------------------------------------------------------------------------------------------------------------------
 Tampa,               Corporate offices       Display and crate operations            4,000     Leased to February 2003
 Florida
----------------------------------------------------------------------------------------------------------------------------------
 Tremonton,           Manufacturing and       EXLFILM-TM-,                          115,000     Owned
 Utah                 Distribution            STRETCHFLEX-TM-(1)
----------------------------------------------------------------------------------------------------------------------------------
 CANADA:
----------------------------------------------------------------------------------------------------------------------------------
 Edmundston,          Manufacturing           FIBCs                                  65,000     Owned
 New Brunswick
----------------------------------------------------------------------------------------------------------------------------------
 Lachine,             Manufacturing           Carton sealing equipment               13,000     Leased to July 1999
 Quebec
----------------------------------------------------------------------------------------------------------------------------------
 St. Laurent,         Slitting,               Carton sealing tape                    60,000     Leased to March 1999
 Quebec               Warehouse and
                      Corporate offices
----------------------------------------------------------------------------------------------------------------------------------
 St. Laurent,         Manufacturing           Carton sealing tape                    25,000     Owned
 Quebec
----------------------------------------------------------------------------------------------------------------------------------
 Truro,               Manufacturing           Woven products,                       260,000     Owned
 Nova Scotia                                  EXLFILM-TM-
----------------------------------------------------------------------------------------------------------------------------------


(1) Operations are anticipated to commence during the second quarter of 1998.

ITEM 3.  LEGAL PROCEEDINGS.

     The Company is not a party to, nor is the Company's property the subject of, any pending material litigation, or any litigation which, if adversely determined, would have a material effect, individually or in the aggregate, on the business or financial condition of the Company. The Company is not aware of any material proceedings being contemplated by governmental authorities.

ITEM 4.  CONTROL OF REGISTRANT.

     To the knowledge of the Company, there is no person who, or corporation that, beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the
Corporation:

     As of May 13, 1998, the directors and officers of the Company as a group owned beneficially, directly or indirectly, 1,684,330 Common Shares, representing approximately 6.7% of all Common Shares outstanding.

SHAREHOLDER PROTECTION RIGHTS PLAN

     On August 24, 1993, the shareholders of the Company approved a Shareholders' Protection Rights Plan (the "Rights Plan"). Under the Rights Plan, one Common Share purchase right was issued on September 1, 1993, in respect of each outstanding Common Share and became issuable in respect of each Common Share issued thereafter. The rights expire on September 1, 1998, unless terminated earlier by the Company's Board of Directors. An amendment to extend the term of the Rights Plan has been proposed by the Board of Directors and will be submitted to the Shareholders for approval at the annual meeting to be held on May 21, 1998. If approved, the term of the Rights Plan will expire on September 1, 2003. The effect of the Rights Plan is to require anyone who seeks to acquire 20% or more of the Company's voting shares to make a bid complying with specific provisions.

ITEM 5.  NATURE OF TRADING MARKET.

     The Company's Common Shares currently trade on the American Stock Exchange and The Toronto Stock Exchange. The Common Shares were listed on The Toronto Stock Exchange on January 6, 1993. The Common Shares are not traded on any other exchanges. Prior to the February 21, 1992 initial public offering of Common Shares, there was no public market for such shares. As of May 13, 1998, 28.9% of the Company's Common Shares are held in the United States by 44 record holders in the United States.

     The following table sets forth high and low sales price information for trading of the Common Shares on the American Stock Exchange in 1996 and 1997:


Period                             High           Low
------                             ----           ---
                                   U.S.$          U.S.$
1st Quarter 1996                   19.44          14.94
2nd Quarter 1996                   21.81          18.81
3rd Quarter 1996                   22.88          16.63
4th Quarter 1996                   24.13          20.63



Period                             High           Low
------                             ----           ---
                                   U.S$           U.S$
1st Quarter 1997                   25.00          19.88
2nd Quarter 1997                   21.00          18.38
3rd Quarter 1997                   24.75          20.75
4th Quarter 1997                   25.00          19.81


     The following table sets forth high and low sales price information for trading of the Common Shares on The Toronto Stock Exchange in 1996 and 1997:


Period                             High           Low
------                             ----           ---
                                   CDN.$          CDN.$
1st Quarter 1996                   26.50          20.25
2nd Quarter 1996                   30.25          25.75
3rd Quarter 1996                   31.15          23.00
4th Quarter 1996                   33.00          28.00



Period                             High           Low
------                             ----           ---
                                   CDN.$          CDN.$
1st Quarter 1997                   33.85          27.50
2nd Quarter 1997                   29.20          25.25
3rd Quarter 1997                   34.30          28.50
4th Quarter 1997                   34.45          27.00


ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS.

     There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, including, but not limited to, foreign exchange controls, or that affect the remittance of dividends, interest or other payments to nonresident holders of the Common Shares, other than withholding tax requirements. Any such remittances, however, are subject to withholding tax.

     There is no limitation imposed by Canadian law or by the charter or other constituent documents of the Company on the right of nonresident or foreign owners to hold or vote Common Shares, other than the Rights Plan discussed in ITEM 4 above or as provided in the INVESTMENT CANADA ACT (Canada) (the "INVESTMENT CANADA ACT"). The following summarizes the principal features of the INVESTMENT CANADA ACT.

     The INVESTMENT CANADA ACT requires certain "non-Canadian" (as defined in the INVESTMENT CANADA ACT) individuals, governments, corporations and other entities who wish to acquire control of a "Canadian business" (as defined in the INVESTMENT CANADA ACT) to file either a notification or an application for review with the Director of Investments appointed under the INVESTMENT CANADA ACT. The INVESTMENT CANADA ACT requires that in certain cases an acquisition of control of a Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the INVESTMENT CANADA ACT on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the INVESTMENT CANADA ACT.

     With respect to acquisitions of voting shares, generally only those acquisitions of voting shares of a corporation that constitute acquisitions of control of such corporation are reviewable under the INVESTMENT CANADA ACT. THE INVESTMENT CANADA ACT provides detailed rules for the determination of whether control has been acquired. For example, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control.
Certain reviewable acquisitions of control may not be implemented before being approved by the Minister. If the Minister does not ultimately approve a reviewable acquisition which has been completed, the non-Canadian person or entity may be required, among other things, to divest itself of control of the acquired Canadian business. Failure to comply with the review provisions of the INVESTMENT CANADA ACT could result in, among other things, a court order directing the disposition of assets of shares.

ITEM 7.  TAXATION.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO U.S.
RESIDENTS

     The following is a summary of the principal Canadian federal income tax considerations generally applicable to a person who is a U.S. Holder. In this summary, a "U.S. Holder" means a person who, for the purposes of the CANADA-UNITED STATES TAX CONVENTION (1980) (the "Convention"), is a resident of the United States and not of Canada and who, for the purposes of the INCOME TAX ACT (Canada) (the "Canadian Tax Act"), deals at arms's length with the Company, does not use or hold and is not deemed to use or hold the Common Shares in carrying on business in Canada and who holds his Common Shares as capital property. Generally, Common Shares will be considered to be capital property to a U.S. Holder provided the U.S. Holder does not hold the Common Shares in the course of carrying on a business and has not acquired the Common Shares in one or more transactions considered to be an adventure in the nature of trade. This summary is not applicable to a U.S. Holder that is a "financial institution" for purposes of the mark-to-market rules in the Canadian Tax Act and to Insurers who carry on an insurance business in Canada and elsewhere whose Common Shares are "designated insurance property".

     The summary is based upon the Convention, the current provisions of the Canadian Tax Act, the regulations thereunder, and proposed amendments to the Canadian Tax Act and regulations publicly announced by or on behalf of the Minister of Finance, Canada, prior to the date hereof. It does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action. The discussion does not take into account the tax laws of the various provinces or territories of Canada. It is intended to be a general description of the Canadian federal income tax considerations and does not take into account the individual circumstances of any particular shareholder. This summary is of a general nature only: U.S. Holders should consult their own tax advisors with respect to the income tax consequences to their holding and disposing of Common Shares having regard to their particular circumstances.

     DIVIDENDS.

     U.S. Holders will be subject to a 15% withholding tax on the gross amount of dividends paid or deemed to be paid by the Company. In the case of a U.S. Holder that is a corporation which beneficially owns at least 10% of the voting stock of the Company, the applicable withholding tax rate on dividends is 5%.

     A purchase of Common Shares by the Company (other than by a purchase in the open market in the manner in which shares are normally purchased by a member of the public) will give rise to a deemed dividend equal to the amount paid by the Company on the purchase in excess of the paid-up capital of such shares, determined in accordance with the Canadian Tax Act. Any such deemed dividend will be subject to non-resident withholding tax, as described above, and will reduce the proceeds of disposition to a holder of Common Shares for the purposes of computing the amount of his capital gain or loss arising on the disposition.

     DISPOSITIONS.

     A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain arising on a disposition of Common Shares (including on a purchase by the Company) unless such shares constitute taxable Canadian property and the U.S. Holder is not entitled to relief under the Convention. Generally, Common Shares will not constitute taxable Canadian property of a U.S. Holder unless, at any time during the five year period immediately preceding the disposition of the Common Shares, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length or to any combination thereof, owned or had a right to acquire not less than 25% of the issued shares of any class or series of a class of the capital stock of the Company. In any event, under the Convention, gains derived by a U.S. Holder from the disposition of Common Shares will generally not be taxable in Canada unless the value of the Company's shares is derived principally from real property situated in Canada.

     Common Shares will constitute taxable Canadian property of a U.S. Holder that is a former Canadian resident who made an election under the Canadian Tax Act to be deemed not to dispose of such shares on the U.S. Holder's departure from Canada. Such U.S. Holders may not be eligible to claim the exemption provided in the Convention for gains realized on a disposition of Common Shares if they were resident in Canada at any time during the ten year preceding the disposition.

ITEM 8.  SELECTED FINANCIAL DATA.

     Set forth below are selected and consolidated financial data for each of the years ended December 31, 1993, 1994, 1995, 1996 and 1997, which data have been derived from consolidated financial statements that been audited by Raymond Chabot Grant Thornton, General Partnership, independent chartered accountants, a member firm of Grant Thornton International.



                                                                   Year Ended December 31,
                                               ------------------------------------------------------------
                                                1993         1994         1995         1996         1997
                                               --------     --------     --------     --------     --------
                                                     (in thousands of Canadian dollars, except per
                                                         share amounts)
INCOME STATEMENT DATA
Amounts Under Canadian GAAP (1)
Sales                                          $134,521     $176,973     $225,378     $271,277     $348,270
Cost of Sales                                    97,302      125,485      159,195      192,748      251,856
                                               --------     --------     --------     --------     --------
Gross Profit                                     37,219       51,488       66,183       78,529       96,414
                                               --------     --------     --------     --------     --------
   Selling, general and
      administrative expenses                    16,069       22,400       26,071       32,895       41,754
   Research and Development                         496          976        1,104        1,763        2,228
   Amortization of goodwill                       1,280        1,440        1,760        1,780        2,360
   Financial expenses                             2,966        3,289        3,194        1,695        3,247
                                                 20,811       28,105       32,129       38,133       49,589
                                               --------     --------     --------     --------     --------
Earnings before restructuring, income
  taxes and non-controlling interest                                                                 46,825
Restructuring charges                                                                                27,116
Earnings before income taxes and
  non-controlling interest                       16,408       23,383       34,054       40,396       19,709
Income taxes                                      6,720        9,050       12,500       11,800        6,110
                                               --------     --------     --------     --------     --------
Earnings before
  non-controlling interest                        9,688       14,333       21,554       28,596       13,599
Non-controlling interest                             65          (36)          --           --           --
                                               --------     --------     --------     --------     --------
Net earnings                                     $9,623      $14,369      $21,554      $28,596      $13,599
                                               --------     --------     --------     --------     --------
                                               --------     --------     --------     --------     --------

Earnings per share before restructuring:
   Basic                                                                                              $1.30
   Fully diluted                                                                                       1.26
Earnings per share:
   Basic                                          $0.48        $0.71        $1.02        $1.18        $0.55
   Fully diluted                                  $0.46        $0.68        $0.97        $1.13        $0.53


                                                                   Year Ended December 31,
                                               ------------------------------------------------------------
                                                1993         1994         1995         1996         1997
                                               --------     --------     --------     --------     --------
                                                     (in thousands of Canadian dollars, except per
                                                         share amounts)
U.S. GAAP Earnings Reconciliation (1)
Net earnings according
  to Canadian GAAP                               $9,623      $14,369      $21,554      $28,596      $13,599

Net earnings before the following
  U.S. GAAP adjustments                           9,623       14,369       21,554       28,596       13,599

Deferred preproduction and product
  development costs                                 644          691          530          282
Decrease in the income tax expense
  for the period with respect to the
  income tax effects of the above                  (232)        (249)        (191)        (102)
Difference in the determination
  of income taxes                                   180          180          180          180
                                               --------     --------     --------     --------     --------
Net earnings according to U.S.
  GAAP                                           10,215       14,991       22,073       28,956       13,599
                                               --------     --------     --------     --------     --------
                                               --------     --------     --------     --------     --------

Earnings per share according
  to U.S. GAAP before restructuring charge
  Basic                                                                                               $1.30
  Diluted                                                                                             $1.26

Earnings per share according
  to U.S. GAAP
  Basic                                           $0.50        $0.74        $1.04        $1.20        $0.55
  Diluted                                         $0.50        $0.72        $1.00        $1.15        $0.53


                                                                   Year Ended December 31,
                                               ------------------------------------------------------------
                                                1993         1994         1995         1996         1997
                                               --------     --------     --------     --------     --------
                                                     (in thousands of Canadian dollars, except per
                                                         share amounts)
BALANCE SHEET DATA
Amounts Under Canadian GAAP(2)
Working capital                               $  23,215    $  44,390    $  95,672    $  81,018    $  60,054
Total assets                                    165,693      207,572      300,540      348,578      596,043
Long-term debt                                   32,294       51,667       54,680       64,026      230,067
Total liabilities                                67,801       94,491      102,521      115,671      345,941
Shareholders' equity                             97,892      113,081      198,019      232,907      250,102

--------------------------

(1) In certain respect, Canadian GAAP differ from US GAAP. For a more extensive discussion of the differences between Canadian GAAP and U.S. GAAP, see Note 20 to the consolidated financial statements set forth in the 1997 Annual Report to Shareholders which is attached as Exhibit 4 to, and incorporated by reference in, this Annual Report on Form 20-F.

     Starting in fiscal 1997, any U.S. GAAP reconciling matters, for the statements of earnings, were assessed to be not material enough to require separate disclosure.

(2) Under Canadian GAAP, the financial statements are prepared using the proportionate consolidation method of accounting for joint ventures. Under U.S. GAAP, these investments would be accounted for using the equity method.

     See Note 20 to the consolidated financial statements set forth in the 1997 Annual Report to Shareholders which is attached as Exhibit 4 to, and incorporated by reference in, this Annual Report on Form 20-F.

     The other differences in presentation that would be required under U.S. GAAP to the consolidated balance sheets are not viewed as significant enough to require further disclosure.

     The following table sets forth certain exchange rates, expressed in United States dollars per Canadian dollar, determined by the noon buying rates in New York city for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. On May 7, 1998, the noon buying rate was CDN. $1.00 = U.S. $0.6944.


                                     Year Ended December 31,
                       --------------------------------------------------
                         1993       1994      1995      1996     1997
                        ------     ------    ------    ------   ------
                            (All amounts in United States dollars)

Exchange rate at end
of period                $0.7544   $0.7128   $0.7323   $0.7297   $0.6999

Average exchange rate
during period            $0.7751   $0.7302   $0.7305   $0.7296   $0.7221

Highest exchange rate
during period            $0.8046   $0.7632   $0.7527   $0.7477   $0.7487

Lowest exchange rate
during period            $0.7439   $0.7103   $0.7023   $0.7271   $0.6962

     The Company has no written policy for the payment of dividends. On March 8, 1993, the company paid its first dividend of CDN. $0.05 or U.S. $0.04 per common share to shareholders of record on March 19, 1993. On March 14, 1994, the Company declared a dividend of CDN. $0.06 or U.S. $0.04 per common share to shareholders of record on March 23, 1994. Dividends totaling CDN. $1.2 Million were paid on March 31, 1994. On March 14, 1995, the Company declared a dividend of CDN. $0.07 or U.S. $0.05 per common share to Shareholders of record on March 23, 1995. Dividends totaling CDN. $1.4 Million were paid on March 30, 1995. On February 28, 1996, the Company declared a dividend of CDN. $0.085 or U.S. $0.06 per common share to Shareholders of record on March 8, 1996. Dividends totaling CDN. $2.0 Million were paid on March 22, 1996. On March 4, 1997, the Company declared a dividend of CDN. $0.10 or U.S.$0.073 per common share to Shareholders of record on March 13, 1997. Dividends totaling CDN. $2.5 Million were paid on March 27, 1997. On March 10, 1998, the Company declared a dividend of CDN. $0.13 or U.S. $0.092 per common share to Shareholders of record on March 20, 1998. Dividends totaling CDN. $3.3 Million were paid on March 31, 1998.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Reference is made to "Management's Discussion and Analysis" on Pages 7 through 16 of Registrant's 1997 Annual Report to Shareholders, which is incorporated herein by reference and which is included as Exhibit 4 to this Annual Report on Form 20-F.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

     The name and office with the Company of each person who is, or has been chosen to become, a Director or executive officer of the Company as of the date hereof are set forth in the following table.


Name                     Age    Position
----                     ---    --------
Melbourne F. Yull        57        Chairman of the Board,
                                    Chief Executive Officer and Director

H. Dale McSween          48        Executive Vice President and
                                    Chief Operating Officer

Andrew M. Archibald      52        Vice-President, Finance and
                                    Administration, Chief Financial
                                    Officer and Secretary

Lloyd W. Jones           60        Vice-President

Kenneth R. Rogers        61        Vice-President, Sales and Marketing

Richard Gerrior          51        Vice President, Manufacturing, Truro

Eric E. Baker            64        Director

Michael L. Richards      59        Director

James A. Motley, Sr.     69        Director

Irvine Mermelstein       71        Director

L. Robbie Shaw           54        Director

Ben J. Davenport, Jr.    55        Director

Gordon R. Cunningham     53        Director(1)

(1)  Nominee

MELBOURNE F. YULL, founder of the Company, has been the Chief Executive Officer and a director of the Company since 1981. He was President from 1981 to June 1994 and has been Chairman of the Board since then. Mr. Yull has over 27 years experience in the packaging industry, primarily related to both extrusion and coating.

H. DALE MCSWEEN has served as Executive Vice-President and Chief Operating Officer since May 1995. Prior thereto he was Senior Vice-President since 1990. From 1987 to 1989 Mr. McSween was the President and Chief Executive Officer of Polymer International (N.S.) Incorporated. The Company indirectly acquired all of the shares of Polymer International during 1989, and it became part of Intertape Polymer Inc. in January 1990 in the context of a corporate reorganization. From 1982 to 1987, Mr. McSween was the Director of Sales and Marketing of Polymer International.

ANDREW M. ARCHIBALD has been Vice-President Finance and Administration, Chief Financial Officer and Secretary since May 1995. Prior thereto he served as Vice-President, Finance and Secretary of the Company since 1989. Prior to 1989 he was an audit and financial consulting service partner with Raymond, Chabot, Martin, Pare, Chartered Accountants.

LLOYD W. JONES has been Vice-President since June 1994. Previously he was Vice-President Manufacturing since 1990. He was also President and a director of International Container Systems, Inc. from 1989 to 1994. International Container was a public company which was merged with Polymer International Corp. ("PIC") in late 1994. Mr. Jones is President of PIC.

KENNETH R. ROGERS has been Corporate Vice-President, Sales and Marketing since 1997. He was previously Vice-President, Sales and Marketing of the Company since 1987. From 1984 to 1987, Mr. Rogers was Marketing Manager of Devon Tape Company, a tape manufacturer based in New Jersey.

RICHARD GERRIOR has been Vice-President, Manufacturing Truro since 1990. From 1968 to 1989 he served in various manufacturing management positions with Polymer International.

ERIC E. BAKER, has served as a director of the Company since 1984. He was Chairman of the Board from 1984 to June 1994. He is the President of Almiria Capital Corp., a venture capital company and was the President of its predecessor, Altamira Capital Corp. since 1984.

MICHAEL L. RICHARDS has served as a Director of the Company and its predecessor, Systems, since 1981. Mr. Richards is a Senior Partner at the law firm of Stikeman, Elliott, Montreal, Quebec.

JAMES A. MOTLEY, SR., has been a director of the Company since February 1992. He is a Director of American Bank and Trust Company and American National Bank Shares, Inc. and was formerly Chairman of the Board and Chief Executive Officer of the same firms.

IRVINE MERMELSTEIN, a director of the Company since March 1994, is a resident of Tucson, Arizona and Halifax, Nova Scotia, and is the managing partner of Market-Tek, management consultants.

L. ROBBIE SHAW, a resident of Halifax, Nova Scotia, has been a director of the Company since June 1994. He has been Vice-President Marketing and Public Affairs of Nova Scotia Power since 1993. Prior to that, Mr. Shaw was Managing Partner for Atlantic Canada of Peat Marwick Stevenson Kellogg, a management consulting firm.

BEN J. DAVENPORT, JR. has been a director of the Company since June 1994. He is a resident of Chatham, Virginia, and has been since 1983 the President of Chatham Oil Company, a distributor of oil, gasoline and propane. He also is the Chairman of the Board and Chief Executive Officer of First Piedmont Corporation, a waste hauling business.

GORDON R. CUNNINGHAM has been nominated as a director. He is a partner with Connor Capital Management Corp. Prior to that Mr. Cunningham was President and Chief Executive Officer of London Life Insurance Co. and President and Chief Executive Officer of London Insurance Group.

STATEMENT OF COMPANY GOVERNANCE PRACTICES

     In 1995, The Toronto Stock Exchange adopted a requirement that disclosure be made by each listed company of its corporate governance system by making reference to The Toronto Stock Exchange Guidelines for Corporate Governance (the "Guidelines"). Compliance with the Guidelines is not mandatory but each listed corporation is required to explain where its system of governance differs from the Guidelines.

MANDATE OF THE BOARD

     The mandate of the Board of Directors is to supervise the management of the business and affairs of the Company, including the development of major policy and strategy. The Board meets at least quarterly, and more frequently as required to consider particular issues or conduct specific reviews between quarterly meetings whenever appropriate. Governance responsibilities are undertaken by the Board as a whole, with certain specific responsibilities delegated to the audit and compensation committees as described below.

COMPOSITION OF THE BOARD

     The Company's Board currently consists of seven directors, four of whom are unrelated directors in accordance with the definition of an unrelated director in the Guidelines. The Board has considered its size for the 1998 fiscal year and proposes increasing its number to eight directors.

CHAIR OF THE BOARD

     The Board is chaired by a director who is also the Chief Executive Officer of the Company. The Board is of the view that this does not impair its ability to act independently of management due, inter alia, to the independence of the remaining members of the Board and the role of the Board in determining its own policies, procedures and practices, and ensuring that the appropriate information is made available to the Board.

COMMITTEES

     The Board has established two committees, the Audit Committee and the Compensation Committee, to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Guidelines recommend that the Audit Committee be made up of outside directors only and that other board committees should be comprised generally of outside directors, a majority of whom should be unrelated directors. The Audit Committee complies with the Guidelines as it is composed of three outside directors. The Compensation Committee, as presently constituted, does not comply with the Guidelines as it is composed of two related directors and two unrelated directors and the Board has decided not to modify its composition for the reasons outlined below.

     The following is a description of the Committees of the Board and their mandate:

     - Audit Committee: The mandate of the Committee is to review the annual financial statements of the Company and to make recommendations to the Board of Directors in respect thereto. The Committee also reviews the nature and scope of the annual audit as proposed by the auditors and management and, with the auditors and management, the adequacy of the internal accounting control procedures and systems within the Company. The Committee also makes recommendations to the Board regarding the appointment of independent auditors and their remuneration and reviews any proposed change in accounting practices or policies.

     - Compensation Committee: The Committee is responsible for the determination and administration of the compensation policies and levels for the executive officers of the Company and its subsidiaries. The recommendations of the Committee are communicated to the Board of Directors. The compensation of the Chief Executive Officer and the recommendation for the granting of stock options to executive officers are submitted to the Board of Directors for approval. The Chairman and Chief Executive Officer is a member of this Committee. The Board of Directors considers his participation in the Committee as essential and feels he should continue to serve on the Committee provided the other members are outside directors. Mr. Yull does not, however, participate in the Committee's or the Board's deliberations concerning the recommendation on his own compensation.

DECISIONS REQUIRING BOARD APPROVAL

     All major decisions concerning, among other things, the Company's corporate status, capital, debt financing, securities, distributions, investments, acquisitions, divestitures and strategic alliances, are subject to approval by the Board of Directors. In particular, capital investments and other outlays of an aggregate monetary amount of one million dollars or more are subject to the prior approval of the Board of Directors.

DIRECTOR RECRUITMENT AND BOARD EFFECTIVENESS

     All the directors presently in office and proposed to be elected (other than Mr. Cunningham) at the next annual meeting of shareholders have served as directors in good standing of the Company since 1994 and the majority of them have served since it became a reporting issuer in 1992. The Board of Directors has not adopted a formal policy for the recruitment of directors.

     Participation of directors is expected at all Board of Directors and Committee meetings to which they are called. Directors are asked to notify the Company if they are unable to attend, and attendance at meetings is duly recorded. All the directors have agreed to contribute to the evaluation of their collective as well as their individual performances.

SHAREHOLDER COMMUNICATION AND FEEDBACK

     The fundamental objective of the Company's shareholder communication policy is to ensure open, accessible and timely exchange of information with all shareholders respecting the business, affairs and performance of the Company, subject to the requirements of securities legislation in effect and other statutory and contractual obligations limiting the disclosure of such information.

     In order to facilitate the effective and timely dissemination of information to all shareholders, the Company releases its disclosed information through news wire services, the general media, telephone conferences with investment analysts and mailings to shareholders.

DIRECTORS' AND OFFICERS' INSURANCE

     The Company maintains directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of the Company incurred as a result of acting as such directors and officers, provided they acted honestly and in good faith with a view to the best interests of the Company. The current limit of insurance is $15,000,000 and an annual premium of $90,000 was paid by the Company in the last completed financial year with respect to the period from October 1997 to October 1998. Claims payable to the Company are subject to a retention of $250,000 per occurrence.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.

     Under most circumstances, the Company's bonus policy provides for the payment of bonuses to its officers based on the performance of the Company. Bonuses are paid to certain officers if the net income of their respective divisions reaches a certain percentage of the budgeted net income. Such bonuses are set at 0% of the salary of the particular executive if net income equals 80% of budgeted net income, increasing on a straight line basis to a maximum of 50% (60% with respect to the Chief Executive Officer) as net income increases to 100% of budgeted net income. Bonuses are paid yearly after the receipt of the audited financial statements of the Company.

     The Company provided certain executive officers with non-cash compensation, including the use of a car or a car allowance and the reimbursement of related expenses, during the year ended December 31, 1997. Such non-cash compensation for the Company's officers did not exceed an aggregate of $50,000 for that year.

     The aggregate compensation paid by the Company for the year ended December 31, 1997, to all directors and executive officers as a group, for services in all capacities, was $1,610,290. In addition, in 1998, the Company has paid director fees of $54,000 earned in 1997.

     The aggregate amount accrued or set aside by the Company for the year ended December 31, 1997 to provide pension, retirement or similar benefits, to all directors and executive officers as a group was $653,000.

     The following table sets forth all compensation paid in 1997 in respect of the individuals who were, at December 31, 1997, the Chief Executive Officer and the other four (4) most highly compensated executive officers of the Corporation (the "named executive officers").


                                          Annual Compensation
                               -------------------------------------------
                                                        Other Annual
     Name                      Salary $       Bonus $   Compensation $ (1)
     ----                      --------       -------   ------------------
     M. F. Yull              U.S.  303,270    U.S. Nil     U.S. 30,326

     D. McSween                    238,082         Nil          16,099

     A. M. Archibald               189,520         Nil           7,001

     K. Rogers                     197,605         Nil           9,204

     L. W. Jones             U.S.  213,628    U.S. Nil      U.S. 8,704


---------------
(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers. The amounts in this column related to taxable benefits on employee loans and company contribution to the pension plan.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

EXECUTIVE STOCK OPTION PLAN

     In the context of its initial public offering, the Company established an ongoing Executive Stock Option Plan. The ongoing Executive Stock Option Plan of the Company is designed to promote a proprietary interest in the Company among its executives, to encourage the executives to further the development of the Company and to assist the Company in attracting and retaining executives necessary for the Company's long-term success. The Executive Stock Option Plan is administered by the Board of Directors. The shares offered under the Executive Stock Option Plan are common shares of the Company. The total number of shares reserved for issuance under the Plan and any other insider stock option or stock purchase plan will not exceed 10% of the issued and outstanding common shares of the Company from time to time.

     The Board of Directors designates from time to time from the eligible executives those to whom options are granted and determines the number of shares covered by such options. Generally, participation in the Plan will be limited to persons holding positions that can have a significant impact on the Company's long-term results. The number of common shares to which the options relate will be determined by taking into account, INTER ALIA, the market price of the common shares and each optionee's base salary. The exercise price payable for each common share covered by an option will be determined by the Board of Directors, but will not be less than the lowest price allowed from time to time by the applicable regulatory authorities or any stock exchange on which the common shares are listed. The Plan provides that options issued thereunder shall vest 25% per year over four years.

     The Plan was amended in 1996 to comply with new rules adopted by The Toronto Stock Exchange and to allow the granting of options to existing and future directors of the Company who are not part of management. The directors of the Company have now adopted a further amending resolution effective as of May 28, 1997: (i) authorizing the Board of Directors of the Company to grant, from time to time, on an annual basis, up to 2,000 options to the directors of the Company who are not part of management; and (ii) specifying that any new non-management director will receive a Grant of 5,000 options upon becoming a director.

     On February 28, 1996, options to purchase 324,100 common shares were granted to executive officers, directors and employees at an exercise price of CDN. $22.50 or U.S. $16.30 per share. Of such 324,100 options, 227,200 were granted to executive officers of the Company. None of these options has been exercised.

     On August 2, 1996, options to purchase 20,000 common shares were granted to an executive officer and an employee, at an exercise price of CDN. $24.78 or U.S. $17.84 per share. Of such 10,000 were granted to an executive officer of the Company.

     As of May 13, 1998, there were outstanding options to purchase a total of 2,004,284 of the Company's common shares, of which options to purchase a total of 1,309,234 common shares are held by the directors and officers as a group.

     The following table sets forth the exercise price and expiration date for all of the currently outstanding options:


Number of
Option Shares       Exercise Price                Expiration Date
-------------       --------------                ---------------
                    CDN.$     U.S.$
   146,700          $5.035    $4.25               February, 2002

    92,050          $6.125    $4.813              January, 2003

     5,600          $7.730    $6.022              July, 2003

   150,000          $7.915    $6.040              October, 2003

   100,000          $8.585    $6.406              December, 2003

    39,850          $10.465   $7.710              March, 2004

     8,500          $11.175   $8.260              October, 2004

    94,900          $11.175   $8.135              January, 2005

    49,034          $12.095   $8.575              March, 2005

   100,000          $14.890   $10.860             June, 2005

   290,100          $22.500   $16.300             February 2006

    20,000          $24.780   $17.840             August, 2006

   339,900          $26.51    $19.09              May, 2003

   299,000          $29.03    $20.59              December, 2003

   274,650          $32.92    $23.26              March, 2004

----------

2,004,284
---------
---------


ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

INDEBTEDNESS TO THE COMPANY

          Officers of the Company are currently indebted to the Company in respect of interest-free loans granted during 1991 for the purpose of purchasing Common Shares of the Company upon the exercise of options. Such loans are repayable not later than September 30, 1999. As of April 14, 1998, the aggregate indebtedness of all officers to the Company entered into in connection with the purchase of Common Shares was $399,531. The following table summarizes the largest amount of the loans outstanding since January 1, 1997, and the amount outstanding on April 14, 1998.


                              Largest amount
Name and Municipality         outstanding since        Amount outstanding
of residence                  January 1, 1997          on April 14, 1998
------------                  ---------------          -----------------
Melbourne F. Yull             $ 369,218                $ 369,218
  Westmount, Quebec

H. Dale McSween               $  30,313                $  30,313
  Beaconsfield, Quebec

Andrew M. Archibald           $  32,853                $    Nil
  Westmount, Quebec

Richard Gerrior               $   9,175                $    Nil
  Truro, Nova Scotia


EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

     On March 10, 1992, the Company entered into an employment agreement with Melbourne F. Yull. Pursuant to the terms of the employment agreement, Mr. Yull agreed to continue to serve as Chief Executive Officer of the Company and its subsidiaries initially at a fixed annual gross salary and subsequently at compensation levels to be reviewed annually by the Company in accordance with its internal policies. The agreement provides INTER ALIA for annual bonuses based on budgeted objectives of the Company. The agreement also provides for the payment of 24 months of Mr. Yull's remuneration in the event of termination without cause or resignation within six months of a change of control.

     On June 13, 1989, predecessors of Intertape Polymer Inc. entered into an employment agreement with Lloyd W. Jones, whereby he agreed to act as President of a subsidiary as well as in such other positions within the Intertape Polymer group as would be agreed upon between the parties. The agreement is renewed yearly for an additional one-year term and Mr. Jones' compensation is agreed upon on an annual basis, including the salary and the basis for the determination of the annual bonus.

     The Company has entered into change-in-control letter agreements dated August 8, 1996 with Messrs. McSween, Archibald, Rogers and Jones. These letter agreements provide that if, within a period of six months after a change in control of the Company, (a) an executive voluntarily terminates his employment with the Company, or (b) the Company terminates an executive's employment without cause, such executive will be entitled to receive a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to fifteen months of such executive's remuneration at the effective date of such resignation or termination. In addition, all options for the acquisition of common shares of the Company previously granted to such executive under the Plan shall become immediately vested and exercisable and must be exercised within 90 days following the effective date of such resignation or termination.


INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

          The management of the Company is unaware of any material interest of any director or officer of the Company, of any management nominee for election as a director of the Company or of any person who beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company or any associate or affiliate of any such person, in any transaction since the beginning of the last completed fiscal year of the Company or in any proposed transaction that has materially affected or will materially affect the Company or any of its affiliates.



                                      PART II


                                   Not Applicable



                                      PART III


ITEM 15.  DEFAULTS FROM SENIOR SECURITIES.

          None Reportable

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES.

          None Reportable

                                      PART IV

ITEM 17.  FINANCIAL STATEMENTS.

          Reference is made to the Company's Financial Statements, and the notes thereto, together with the Auditors' Report, on Pages 17 through 42 of Registrant's 1997 Annual Report to Shareholders which is incorporated herein by reference and which is included as Exhibit 4 to this Annual Report on Form 20-F, and to the Financial Statement Schedules, together with the Auditor's Report thereon, included as part of this Annual Report on Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS.

          Not Applicable

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.


          (a)  (1)  FINANCIAL STATEMENTS                                         PAGE(S)
                    --------------------                                         -------
               Auditors' Report                                                  A-1**
               Consolidated Earnings                                             18*
               Consolidated Retained Earnings                                    18*
               Consolidated Changes in Cash
                    Resources                                                    19*
               Consolidated Balance Sheet                                        20*
               Notes 1-20 to the Financial
                    Statements                                                   21-42*

          (a)  (2)  FINANCIAL STATEMENT SCHEDULES
                    -----------------------------

               Auditors' Report                                                  F-1**
               Schedule II - Valuation and
                    Qualifying Accounts                                          F-2**

          (b)  EXHIBITS

               1    Renewal of operating line of credit between Intertape
                    Polymer Inc. and the National Bank of Canada dated
                    April 29, 1996                                               ***




               2.1  Fourth Lease Amendment between Intertape Polymer
                    Corp. and Danville Industrial Development Incorporated
                    dated February 1, 1993                                       ***


               2.2  Fifth Lease Amendment between Intertape Polymer
                    Corp. and Danville Industrial Development Incorporated
                    dated September 6, 1995                                      ***

               2.3  Loan Agreement between Intertape Polymer Corp.,
                    Intertape Polymer Inc., Intertape Polymer Group Inc.
                    and Danville Industrial Development and American
                    National Bank and Trust Company                              ***

               3    [Deleted]

               4    Registrant's 1997 Annual Report to
                    Shareholders

               5    Consent of Independent Auditors

               6    Note agreements between Intertape Polymer Group
                    Inc. and various institutions dated January 1, 1996          ***

               7    Amended Memorandum of lease between Intertape                ***
                    Polymer Corp. and Danville Industrial
                    Development, Inc. dated May 14, 1996

               8    Loan modification agreement between Danville
                    Industrial Development Incorporated,
                    American National Bank and Trust Company,
                    Intertape Polymer Corp., Intertape Polymer
                    Inc. and Intertape Polymer Group Inc. dated
                    July, 1996                                                   ***

               9    Loan documents between Danville Industrial
                    Development, Incorporated and American
                    National Bank and Trust Company, dated
                    August 15, 1996.                                             ***

               10   Acquisition Agreement between Intertape
                    Polymer Group Inc. and STC Corp. dated
                    December 16, 1997.




               11   Loan Documents between IPG Holdings,
                    L.P. and Toronto Dominion Bank dated
                    December 15, 1997 and Guaranty by
                    Intertape Polymer Group Inc.

               12   Revolving Credit Facility between IPG
                    Holdings, L.P. and Comerica Bank
                    dated December 15, 1997 and Guaranty
                    by Intertape Polymer Group Inc.


-----------------------------
* The financial statements filed as part of this report are incorporated herein by reference to the 1997 Annual Report to Shareholders which is included as Exhibit 4 to this Annual Report on Form 20-F. References to page numbers are references to the applicable page in the 1997 Annual Report.

**   References are to pages in this Annual Report on Form 20-F.

*** Previously filed as an exhibit to registrant's Annual Report on Form 20-F, Commission File No. 1-10928, and incorporated herein by reference.

                                     SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      INTERTAPE POLYMER GROUP INC.
                                             (Registrant)


                                           /s/ Andrew M. Archibald, C.A.
                                      ----------------------------------------
                                             (Signature)

                                      Name:     Andrew M. Archibald, C.A.
                                      Title:    Vice-President, Finance and
                                                Administration, Chief Financial
                                                Officer and Secretary

Date:  May 19, 1998

                                   EXHIBIT INDEX
                                   -------------


               1    Renewal of operating line of credit between Intertape
                    Polymer Inc. and the National Bank of Canada dated
                    April 29, 1996                                          ***

               2.1  Fourth Lease Amendment between Intertape Polymer
                    Corp. and Danville Industrial Development Incorporated
                    dated February 1, 1993                                  ***

               2.2  Fifth Lease Amendment between Intertape Polymer
                    Corp. and Danville Industrial Development Incorporated
                    dated September 6, 1995                                 ***

               2.3  Loan Agreement between Intertape Polymer Corp.,
                    Intertape Polymer Inc., Intertape Polymer Group Inc.
                    and Danville Industrial Development and American
                    National Bank and Trust Company                         ***

               3    [Deleted]

               4    Registrant's 1997 Annual Report to
                    Shareholders

               5    Consent of Independent Auditors

               6    Note agreements between Intertape Polymer Group
                    Inc. and various institutions dated January 1, 1996     ***

               7    Amended Memorandum of lease between Intertape           ***
                    Polymer Corp. and Danville Industrial
                    Development, Inc. dated May 14, 1996

               8    Loan modification agreement between Danville
                    Industrial Development Incorporated,
                    American National Bank and Trust Company,
                    Intertape Polymer Corp., Intertape Polymer
                    Inc. and Intertape Polymer Group Inc. dated
                    July, 1996                                              ***

               9    Loan documents between Danville Industrial
                    Development, Incorporated and American
                    National Bank and Trust Company, dated
                    August 15, 1996.                                        ***




               10   Acquisition Agreement between Intertape
                    Polymer Group Inc. and STC Corp. dated
                    December 16, 1997.

               11   Loan Documents between IPG Holdings,
                    L.P. and Toronto Dominion Bank dated
                    December 15, 1997 and Guaranty by
                    Intertape Polymer Group Inc.

               12   Revolving Credit Facility between IPG
                    Holdings, L.P. and Comerica Bank
                    dated December 15, 1997 and Guaranty
                    by Intertape Polymer Group Inc.

-----------------------------


*** Previously filed as an exhibit to registrant's Annual Report on Form 20-F, Commission File No. 1-10928, and incorporated herein by reference.

                              AUDITORS' REPORT

To the Shareholders of
  INTERTAPE POLYMER GROUP INC.




     We have audited the consolidated balance sheets of Intertape Polymer Group Inc. as at December 31, 1997 and 1996 and the consolidated statements of earnings, retained earnings and changes in cash resources for the years ended December 31, 1997, 1996 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1997 and 1996 and the results of its operations and the changes in its financial position for the years ended December 31, 1997, 1996 and 1995 in accordance with generally accepted accounting principles in Canada.

     Generally accepted accounting principles in Canada differ in some respects from those applicable in the United States of America (See Note 20).

     Raymond Chabot Grant Thornton

General Partnership
Chartered Accountants




Montreal, Canada
March 10, 1998

                              AUDITORS' REPORT






To the Board of Directors of
Intertape Polymer Group Inc.




Our examination of the Consolidated Financial Statements referred to in our report dated March 10, 1998 appearing on page 17 of the 1997 Annual Report to the shareholders of Intertape Polymer Group Inc. (which report and Consolidated Financial Statements are incorporated by reference in this Annual Report on Form 20-F) also included an examination of the Financial Statement Schedule referred to in Part IV of this Form 20-F. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related Consolidated Financial Statements taken as a whole.



Raymond Chabot Grant Thornton


General Partnership
Chartered Accountants

Montreal, Canada
March 10, 1998

                       CONSENT OF INDEPENDENT AUDITORS



We have issued our reports, dated March 10, 1998 on the Consolidated
Financial Statements and the Financial Statement Schedule of Intertape Polymer Group Inc. referred to in Items 8 and 17 of this Annual Report on Form 20-F and we hereby consent to the use of such reports in this Annual Report on Form 20-F.

We also consent to the reference to us under the heading "Item 8 - Selected Financial Data" in such Annual Report.

Raymond Chabot Grant Thornton

General Partnership
Chartered Accountants


Montreal, Canada
May   , 1998

                                                                    SCHEDULE II


                INTERTAPE POLYMER GROUP INC. AND SUBSIDIARIES

                      VALUATION AND QUALIFYING ACCOUNTS

                              (IN THOUSANDS)



                                                                               AMOUNTS
                                   BALANCE AT      ADDITIONS                   ASSUMED
                                  BEGINNING OF    CHARGED TO                    UNDER      BALANCE AT
                                     YEAR          EXPENSE     DEDUCTIONS    ACQUISTIONS   END OF YEAR
DESCRIPTION                       ------------    ----------   ----------    -----------   -----------
ALLOWANCE FOR DOUBTFUL ACCOUNTS

  Year ended December 31, 1997        $764           $455          $162           $878        $1,935
                                       ---            ---           ---            ---         -----
  Year ended December 31, 1996        $689           $217          $142             -         $  764
                                       ---            ---           ---                        -----
  Year ended December 31, 1995        $286           $475          $ 72             -         $  689
                                       ---            ---           ---                        -----
