Form 20-F
period 1998-12-31
INTERTAPE POLYMER GROUP INC
filed 1999-05-28
CIK 880224

                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                     FORM 20-F
                    ANNUAL REPORT PURSUANT TO SECTION 13 OF THE
                          SECURITIES EXCHANGE ACT OF 1934
                    For the Fiscal Year ended December 31, 1998

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

   Common Shares, without         American Stock Exchange
   nominal or par value           The Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g)
of the Act:    -NONE-

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:    -NONE-

     The number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 1998 is:

                         25,194,333     Common Shares
                             -0-        Preferred Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
               Yes ___x___               No _____

     Indicate by check mark which financial statement item the registrant has elected to follow.
               Item 17 ___x___      Item 18 _____

                                  TABLE OF CONTENTS

ITEM      CAPTION                                                           PAGE
----      -------                                                           ----

CAUTIONARY STATEMENTS AND RISK FACTORS . . . . . . . . . . . . . . . . . . .-1-

PART I . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .-1-

ITEM 1.   DESCRIPTION OF BUSINESS. . . . . . . . . . . . . . . . . . . . . .-2-

ITEM 2.   DESCRIPTION OF PROPERTY. . . . . . . . . . . . . . . . . . . . . -18-

ITEM 3.   LEGAL PROCEEDINGS. . . . . . . . . . . . . . . . . . . . . . . . -19-

ITEM 4.   CONTROL OF REGISTRANT. . . . . . . . . . . . . . . . . . . . . . -19-

ITEM 5.   NATURE OF TRADING MARKET.. . . . . . . . . . . . . . . . . . . . -20-

ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING
          SECURITY HOLDERS.. . . . . . . . . . . . . . . . . . . . . . . . -21-

ITEM 7.   TAXATION.. . . . . . . . . . . . . . . . . . . . . . . . . . . . -22-

ITEM 8.   SELECTED FINANCIAL DATA. . . . . . . . . . . . . . . . . . . . . -23-

ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
          FINANCIAL CONDITION AND RESULTS OF OPERATIONS. . . . . . . . . . -27-

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT
          MARKET RISKS . . . . . . . . . . . . . . . . . . . . . . . . . . -27-

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.. . . . . . . . . . . . . . -29-

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.. . . . . . . . . . . . . -33-

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT
          OR SUBSIDIARIES. . . . . . . . . . . . . . . . . . . . . . . . . -34-

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS . . . . . . . . . -37-

PART II. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -39-

PART III . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -39-

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES. . . . . . . . . . . . . . . . . -39-

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY
          FOR REGISTERED SECURITIES. . . . . . . . . . . . . . . . . . . . -39-

PART IV. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -39-

ITEM 17.  FINANCIAL STATEMENTS . . . . . . . . . . . . . . . . . . . . . . -39-

ITEM 18.  FINANCIAL STATEMENTS.. . . . . . . . . . . . . . . . . . . . . . -40-

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS. . . . . . . . . . . . . . . . -40-

SIGNATURES . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . -43-

                        CAUTIONARY STATEMENTS AND RISK FACTORS

     This Annual Report contains certain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") concerning, among other things, discussions of the business strategy of Intertape Polymer Group Inc. (the "Company" or "Intertape Polymer Group") and expectations concerning the Company's future operations, liquidity and capital resources. When used in this Annual Report, the words "anticipate", "believe", "estimate", "expect" and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements, including statements regarding intent, belief or current expectations of the Company or its management, are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including those factors set forth below and other factors discussed elsewhere in this Annual Report. In addition to the other information contained in this Annual Report, readers should carefully consider the cautionary statements and risk factors contained in Item 9A below.

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

                                        PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

GENERAL

     Intertape Polymer Group develops, manufactures and sells a variety of specialized polyolefin plastic packaging products for industrial use. These products include pressure sensitive and water activated carton sealing tape, masking and reinforced filament pressure sensitive tapes, duct tapes, acrylic coating, EXLFILM-TM- shrink wrap ("EXLFILM-TM-"), STRETCHFLEX-TM- stretch wrap ("STRETCHFLEX-TM-") and woven products. Most of the Company's products are derived from resins that are converted into films and adhesives. Resins also are combined with paper and converted into a variety of packaging products. Vertical integration, whereby the Company performs each step in the conversion of polyolefin resins and paper into its various products, and continuous capital expenditures to increase manufacturing efficiencies allow the Company to be among the low-cost producers of each product it manufactures. This vertical integration combined with the use of high speed production equipment provides competitive advantages to the Company in flexibility and control of the manufacturing process and in speed of delivery. Management considers all of its products to be within one operational segment because all products are made basically from similar extrusion processes and differ only in the final stages of manufacturing.

     The Company's most recent expansion of its product offering occurred with the September, 1998 acquisition of Anchor Continental Inc. ("Anchor"), a U.S. manufacturer of pressure sensitive tapes, including both masking and duct tapes, and the October, 1998, acquisition of Rexford Paper Company ("Rexford"), a redistributor of a variety of pressure sensitive tapes and a manufacturer of water activated tapes.

     In addition, the Company announced in April, 1999, that it has agreed to acquire two subsidiaries of Spinnaker Industries, Inc., Central products Company, a leading manufacturer of carton sealing and other industrial tapes, and Spinnaker Electrical, a pressure sensitive electrical tape business. As of the date of filing, this acquisition has not been consummated.

     The Company's revenues are derived primarily from sales of its products in the United States and Canada, with approximately 89% of the Company's 1998 revenues attributable to sales in the United States. The Company is headquartered in Montreal, Quebec and maintains 2.4 million square feet of manufacturing facilities throughout the United States, Canada and Portugal.

     The registered office of the Company is located at 1155 Rene-Levesque Boulevard West, Suite 4000, Montreal, Quebec, Canada H3B 3V2, and its principal executive offices are located at 110E Montee de Liesse St. Laurent, Quebec, Canada H4T 1N4. The Company's telephone number at its principal executive offices is (514) 731-0731.


HISTORY

     The Company's business was established in 1981 by Melbourne F. Yull, Intertape Polymer Group's Chairman of the Board and Chief Executive Officer, when Intertape Systems Inc. ("Systems"), a predecessor of the Company, established a pressure sensitive tape manufacturing facility in Montreal. Intertape Polymer Group was incorporated under the laws of Canada in 1989 and in February, 1992, completed an initial public offering of its common shares at the offering price of $5.035 (US$4.25)(after giving effect to a 2:1 stock split on June 4, 1996). The Company's shares are listed on the American Stock Exchange and, since January, 1993, on The Toronto Stock Exchange. The Company completed a second public offering of its common shares in Canada and the United States in October, 1995, at the offering price of $19.75 (US$14.60). The Company completed a third public offering of its common shares in Canada on a "bought deal" basis in March, 1999, at the offering price of $40.25 (US $26.33) per share.

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

     To broaden the product line and provide one-stop shopping with a "basket of products", the Company has made a series of acquisitions. Interpak
Machinery Inc., a designer of automatic carton sealing equipment, was acquired by the Company in 1993. In acquiring Interpak, the Company gained technology for systems capable of utilizing large volumes of high value carton sealing tapes. Tape Inc. was acquired in 1996 to provide a complete line of water activated tapes. American Tape was acquired in 1997 bringing to the Company products including high performance masking, filament and speciality products, which mesh well with the Company's related product lines. Anchor was acquired in 1998 and was a main competitor of the Company for the sale of masking tapes. Rexford Paper Company ("Rexford"), a redistributor of a variety of pressure sensitive tapes, as well as a manufacturer of water activated tapes, was also acquired in 1998. The combination of these various product lines enables the Company to offer the market place a range of products to service its customers' needs.

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

     The Company participates in two joint ventures: Fibope Portuguesa-Filmes Biorientados, S.A. ("Fibope") and IFCO-U.S., L.L.C. ("IFCO"). Fibope produces shrink films in Portugal for the European market and has doubled its manufacturing capacity since 1995. IFCO is a provider of returnable plastic cases for the produce industry.

     Until 1998, the majority of the Company's growth came from the sale of internally developed products. Capacity increases are ongoing throughout the organization and all product lines. The Company's Utah manufacturing facility, a 115,000 square foot plant, became operational in June, 1998, as scheduled and will be expanded further in 1999. Consistent with the Company's strategy, this plant will act not only as a producer of shrink and stretch films but also as a distribution center for all of the Company's products to increase sales in the western United States and western Canada. In 1998, there were significant increases in revenues as a result of the acquisitions of American Tape Co. ("American Tape") (December 1997), Anchor and Rexford (October 1998).

     The Anchor manufacturing facilities are located on an 87-acre site in Columbia, South Carolina. The site includes sixteen buildings containing an aggregate of approximately 490,000 square feet. The facility has a demand flow manufacturing system known as the "focused factory concept". Focused factories have been designed to maximize efficiency in material movement and are operated using various pull system scheduling techniques that seek to improve manufacturing velocity, reduce inventories and improve quality. The Anchor acquisition also included five strategically located distribution facilities located in South Carolina, Ontario, Illinois, Texas, and California, respectively.

     The Company is a holding company which owns various operating companies in the United States and in Canada. Intertape Polymer Inc., a Canadian corporation ("IPI"), is the principal operating company for the Company's Canadian operations. Intertape Polymer Corp., a Virginia corporation ("IPC"), is the principal operating company for the Company's United States and international operations including, most notably, each of the businesses referenced in the acquisition table set forth above.

     As of May 11, 1999,  the Company had 28,273,559 common shares outstanding.

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

                                             COMPLETED ACQUISITIONS
-------------------------------------------------------------------------------------------------------------------
              COST OF
 YEAR       ACQUISITION                   COMPANY                       LOCATION                 PRODUCTS
------     --------------     -------------------------------     --------------------    ------------------------
             ($ in
           millions)
1989       $82.4              Polymer International Corp. and     Tampa, Florida           Holding company
                              its subsidiaries:
                              -   Polymer International           Truro, Nova Scotia       Woven fabrics
                              -   International Container(1)      Tampa, Florida           Transport & display
                                                                                           cases

1993        $ 6.6             Interpak Machinery Inc.             Toronto, Canada          Equipment used to
                                                                                           seal corrugated boxes
                              Cajun Bag & Supply Co.              Crowley, Louisiana       FIBCs

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

1996       $12.1              Augusta Bag & Supply Co.            Augusta, Georgia         FIBCs
                              Tape, Inc.                          Green Bay,               Water activated carton
                                                                  Wisconsin                sealing tape

1997      $174.5              American Tape Co.                   Marysville,              Pressure sensitive
                                                                  Michigan                 tapes, masking tapes
                                                                  Richmond, Kentucky

1998      $173.2              Anchor Continental Inc.             Columbia,                Pressure sensitive tapes,
                                                                  South Carolina           masking and duct tapes

                              Rexford Paper Company               Milwaukee,               Pressure sensitive and water
                                                                  Wisconsin                activated tapes
---------------------

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

     - INCREASE MANUFACTURING CAPACITY. The Company believes that increasing manufacturing capacity at its existing plants will contribute to its ability to increase market share in its current markets. Over the past five years, the Company has achieved an increase in its coating capability at its Danville plant, an increase in its output of woven products from its Truro facility and a doubling of the EXLFILM-TM- production capacity at its Truro facility. In addition, the Company commenced EXLFILM-TM- and STRETCHFLEX-TM- manufacturing operations at its new facility located in Tremonton, Utah during the second quarter of 1998 and plans to further expand this facility during 1999.

     - DEVELOP NEW PRODUCTS. The Company has been increasing its investment in research and development and believes that it can take advantage of its manufacturing strengths and distribution network by introducing new products and product line extensions which complement its existing product base. The Company introduced in 1996 a new stretch wrap product line sold under the STRETCHFLEX-TM- trademark. The Company through IFCO is introducing a system which employs reusable plastic produce containers in the distribution of fruits and vegetables to food retailers. The Company has developed several other new products, such as truck and rail car flexible covers, and product line extensions, such as new acrylic coatings and new varieties of EXLFILM-TM- shrink films, each of which it is in the process of introducing. In addition, with the acquisition of American Tape, Anchor, and Rexford, the Company has broadened the variety of products it offers in its complete line of masking and duct tape products.

     - DEVELOP CENTRAL DISTRIBUTION CENTERS. The Company has installed in both its Danville and Tremonton an enhanced facilities warehouse distribution system which will increase efficiency in the storage, shipping and inventory management of all its products located in those facilities. This investment will increase the level of service that the Company provides to its customers as well as reduce its operating costs in these areas.

     - EVALUATE FUTURE COMPLEMENTARY ACQUISITIONS. The Company is continually evaluating the attractiveness of other companies, technologies or products that could complement the Company's existing product lines and manufacturing and distribution strengths. The Company considers complementary companies, technologies and products as potential acquisition targets, and evaluates the merits of each such potential acquisition. The Company's purchase of American Tape and Anchor are examples of such acquisitions, providing the Company with masking, duct, reinforced filament and printable and non-printable flat back tapes as well as other specialty tapes not previously manufactured by the Company but which can be integrated into the Company's distribution system to broaden the range of products offered to its customers.

     - EXPAND SALES INTO NEW GEOGRAPHIC MARKETS. The Company intends to continue to exploit the breadth of its product lines, distribution network and strong market position by entering into new markets in both North America and abroad. The Company was able to use its joint venture arrangement with a Portuguese manufacturer of shrink films as a springboard to market some of its North American manufactured products in Europe. In addition, with the acquisitions of American Tape and Anchor, the Company gained a market presence throughout the world in high performance masking tapes and duct tapes. The Company believes that it can leverage this market position in the sale of its other products. The Company expects to increase its penetration in all markets either by enhancing its internal marketing efforts or through joint ventures or acquisitions.


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

     The Company believes that it is one of the leading manufacturers of pressure-sensitive carton sealing tape. Carton sealing tape is manufactured and sold under the INTERTAPE-TM- name to industrial distributors and manufactured for other customers for sale under private labels. It is produced at the Company's Danville, Montreal, Richmond and Columbia facilities and is utilized by end-users for sealing corrugated cartons. Geographic territories in which the Company markets its products are serviced by sales personnel and manufacturers' representatives coordinated by regional managers. Distributors are appointed on a basis designed to achieve market penetration of both commodity and higher grade products. In 1994, the Company commenced efforts to utilize its expanded production capacity and field support to begin to penetrate the United States west coast and the western Canadian market and continues to increase its sales force for these markets. The Company expects its centralized warehouse distribution system in the Tremonton, Utah facility will continue to enhance these efforts. In addition, the Company exports its product to Europe, Asia, Central America and South America.

     The Company's acquisition in 1993 of the assets of Interpak Machinery Inc., a manufacturer of equipment used to apply pressure sensitive tapes to seal corrugated boxes, enabled the Company to further enhance the mix of products it offered to its customers. The Company introduced a line of machines designed for the high-speed application of pressure sensitive carton sealing tape in January 1994 and has continued to enhance and improve its equipment designs.

     In 1996, the acquisition of Tape, Inc. added a complete range of water activated adhesive tapes to the Company's product mix. This product line is generally sold through the same distribution network as pressure-sensitive carton sealing tape which has allowed the Company to increase its market penetration of this product.

     The Company's principal competitors for the sale of carton sealing tape products include Minnesota Mining & Manufacturing Co. ("3M") and Central Products Company, Inc. ("Central"), a subsidiary of Spinnaker Industries, Inc. The Company has announced the acquisition of Central which remains pending at the time of this filing.

     MASKING TAPES: PERFORMANCE AND GENERAL PURPOSE

     The Company added masking tapes to its product line in December 1997 through the acquisition of American Tape, a leading manufacturer of these products and expanded its position in this product line with the acquisition of Anchor in September 1998. Masking tapes are used for a variety of end-use applications which can be broadly described under two categories: general purpose and performance.

     General purpose applications include packaging and bundling, residential and commercial paint applications. Performance applications include use in painting of aircraft, cars, buses and boats, where the properties of the tape, such as high temperature resistance and clean adhesive release, are individually designed for the customer's process.

     The Company's processing capabilities include solvent and synthetic rubber, hot melt and acrylic adhesive alternatives. The Company believes that its unique adhesive systems provide it with a competitive advantage in this market. The main competitors for the sale of masking tapes include 3M, Shuford Mills, Inc., Industrias Tuk, S.A. de C.V., and Tesa Tape Inc. ("Tesa").

     REINFORCED FILAMENT TAPE:  PERFORMANCE AND GENERAL PURPOSE

     In addition to masking tapes, the Company's purchases of American Tape and Anchor also introduced reinforced filament tapes and flat back tapes to the Company's product line. Reinforced, general and specialty products are manufactured at the Company's facilities in Richmond, Kentucky, Marysville, Michigan and Columbia, South Carolina facilities which were acquired in the American Tape and Anchor acquisitions. These facilities produce filament tape using synthetic, natural rubber and hot melt adhesives coated on a variety of plastic filaments. The reinforcement is provided by fibreglass yarns laminated between two plastic substrates.

     Many of these filament tapes are odorless, stainless, and provide clean removal and are used in bundling, sealing, unitizing, palletizing and packaging, notably for household appliances. The Company's main competitor in this market is 3M, and for commodity filament tapes the Company's main competitors are Tesa and RJM Manufacturing, Inc.

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

     DUCT TAPE

     The acquisition of Anchor provided the Company a significant capacity in the duct tape product line. duct tapes are manufactured in Columbia, South Carolina. Approximately 75% of the duct tape volume consists of polyethylene-coated cloth. Aluminum foil type tape accounts for most of the non-polyethylene coated product sales of the Company's duct tape products. The main competitors are Tyko International, Ltd. and Shurtape Technologies, Inc.

     EXLFILM-TM- SHRINK WRAP

     EXLFILM-TM- is a specialty plastic film which shrinks under controlled heat to conform to package shape as compared to other packaging forms that require unique machinery for different product sizes and shapes. The process provides versatility because it permits the over-wrapping of a variety of products of considerably different sizes and dimensions (such as printing and paper products, packaged foods, cassettes, toys, games and sporting goods, and hardware and housewares). The Company manufactures EXLFILM-TM- at its plant in Truro, Nova Scotia and maintains additional extruders for EXLFILM-TM- production there. The Company began EXLFILM-TM- production at its new Tremonton, Utah facility during the second quarter of 1998. The Company believes that its continued investment in equipment will help it expand its exploitation of niches in this market.

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

     The Company added FIBCs to its product line in 1993 with the acquisition of Cajun Bag & Supply Co. ("Cajun Bag"). To facilitate production of seamless FIBCs in the Crowley, Louisiana plant, the Company installed circular weaving equipment in 1994 in its Truro plant. The Company made additional investments in the Crowley plant in 1995 to reduce costs, increase capacity and reduce turnover. In 1996, the Company opened an FIBC plant in Edmundston, New Brunswick, Canada to meet the growing demands of the industry and purchased the assets of Augusta Bag & Supply Co. ("Augusta Bag") to add further capacity, expand market share and acquire unique manufacturing methods. In 1997, the Company initiated an organizational review of the operations of certain facilities manufacturing FIBCs and, during the latter half of 1997, approved a restructuring plan designed to improve efficiency and reduce operating costs. Specifically, while the Company will continue to produce the fabrics used to make FIBCs, the Company has decided to outsource the conversion process due to enhanced foreign competition. As a consequence, during 1997 the Company incurred a one-time charge against earnings in respect of write-downs of certain assets employed in these operations as well as goodwill associated with the Cajun Bag and Augusta Bag acquisitions.

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

     RETURNABLE PLASTIC CASES

     The Company has entered into a joint venture agreement with Schoeller International Logistics Beteiligungsgesellschaft GmbH to develop a system of returnable plastic cases for the transportation and retail display of fruits and vegetables in the United States and Canada as an alternative to the use of corrugated boxes and wooden crates. The system is in effect in Europe and the Company is currently engaged in a roll-out program of the patented containers with a growing number of grocery store chains in North America.

SALES AND MARKETING

     As of January 1, 1999, the Company maintained a sales force of 102 personnel. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts. The Company's overall customer base is diverse, with no single customer accounting for more than 5% of total sales. The Company has one long term contract with a customer which accounts for less than 5% of total sales. Sales to customers in the United States and Canada accounted for approximately 80% and 20% of total sales, respectively, in 1997, and approximately

89% and 11% in 1998. The Company has also continued to develop its sales efforts in Europe, Asia, Central America and South America. Management does not intend to achieve more than 10% of its sales outside North America. Export sales currently represent less than 5% of total sales and are included in United States or Canadian sales depending on the manufacturing facility from which the sale originates.

     The Company sales are focused in two distinct areas: distribution products and woven products. Distribution products go to market through a network of paper and packaging distributors throughout North America. Products sold into this segment include carton sealing, masking, duct and reinforced tapes, EXLFILM-TM- and STRETCHFLEX-TM-. In order to enhance sales of its pressure sensitive carton sealing tape, the Company also sells carton closing systems, including automatic and semi-automatic carton sealing equipment. Prior to the acquisition of the Interpak Machinery Inc., these products were manufactured by others. The Company's EXLFILM-TM- and STRETCHFLEX-TM- products are sold through its existing industrial distribution base primarily to manufacturers of packaged goods and printing and paper products which package their products internally.

     The Company's woven products group sells its products directly to the end-users. It offers a line of lumberwrap, valve bags, FIBCs and speciality fabrics manufactured from plastic resins. The woven products group markets its products throughout North America.

MANUFACTURING; QUALITY CONTROL

     The Company's philosophy is, where efficient, to manufacture products from the lowest cost raw material and add value to such products by vertical integration. About 80% of the Company's products are manufactured through a process which starts with a variety of polyolefin resins and extrudes them into film for further processing. Over 50 million pounds of wide width biaxially oriented polypropylene film is extruded annually in the Company's facilities. This film is then coated in high-speed equipment with in-house-produced adhesive and cut to various widths and lengths for carton sealing tape. The same basic process applies for reinforced filament tape, which also uses polypropylene film and adhesive but has fiberglass strands inserted between the layers. Specific markets demand different adhesives and the Company manufactures acrylic solvent based rubber and "Hot Melt" adhesives to respond to all demands. Masking tapes utilize the same process with paper as the coating substrate. Duct tapes utilize a similar process with either polyethylene or aluminum foil type coated cloth.

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

     The Company maintains a quality control laboratory and a process control program on a 24-hour basis to monitor the quality of all packaging and woven products it manufactures. At the end of 1998, five of the Company's plants were certified under ISO-9002 quality standards program.


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


RESEARCH AND DEVELOPMENT; NEW PRODUCTS

     Prior to 1992, research and development consisted of activities related to adapting new technologies as they emerged within the various manufacturing environments. Management decided to embark upon a program, beginning in 1992, to develop new manufacturing processes, to enhance product performance and to develop new products throughout the Company. In 1994, the Company emphasized developing products for existing markets, and in 1996 established a corporate research and development group to undertake development of new products. Expenditures for research and development in 1996, 1997, and 1998 totaled $1,763,000, $2,228,000, and $4,682,000, respectively.

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

TRADEMARKS AND PATENTS

     The Company markets its carton sealing tape under the registered trademark INTERTAPE-TM- and various private labels. The Company's valve or open mouth bags are marketed under the registered trademark NOVA-PAC-Registered Trademark-. Its woven polyolefin fabrics are sold under the registered trademark NOVA-THENE-Registered Trademark-. Its shrink wrap is sold under the trademark EXLFILM-TM-. Its stretch films are sold under the trademark STRETCHFLEX-TM-. FIBC's are sold under the trademarks LeGRAND SACK-Registered Trademark- and CAJUN BAGS-Registered Trademark-. The Company has sixty-eight registered trademarks, principally in the United States and Canada, including trademarks acquired from American Tape, Anchor and Rexford.
 The Company does not have, nor does management believe it important to the Company's business to have, patent protection for its carton sealing tape products, woven products, stretch wrap or shrink wrap. The Company has six patents acquired as part of the Anchor acquisition with respect to tape and stencil products.

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

     In addition, the Michigan facility emits toluene and other pollutants, but 86% of the toluene used is recaptured under existing solvent recovery systems. While these emissions do not currently exceed permitted limits, they may exceed limits being phased in over the next five years under Title V of the Clean Air Act Amendments of 1990. To satisfy future Title V requirements, in 1997, American Tape entered into an Administrative Order and Consent with the Michigan Department of Environmental Quality under which it agreed to install a regenerative thermal oxidizer to increase the capture rate from 86% to 95%, and budgeted $2.2 million for such purchase and installation. Construction was completed and the thermal oxidizer activated in March, 1998. The Company believes that ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations.

EMPLOYEES

     As of May 11, 1999, the Company employed approximately 2,442 people, 608 of whom held either sales-related, operating or administrative positions and 1,834 of whom were employed in production. Approximately 70 hourly employees at the Montreal plant are unionized and are subject to a collective bargaining agreement expiring in November 2002. Approximately 81 hourly employees at the Edmundston plant became unionized in February 1997 and are subject to a collective bargaining agreement which expires in October 2000. Approximately 82 hourly employees at the Green Bay plant are unionized and a collective bargaining agreement is in place that expired in February 1999 and is the process of being renegotiated. Finally, approximately 185 hourly employees at the Marysville plant are unionized and subject to a collective bargaining agreement which expires in May 2002. The Company has never experienced a work stoppage and considers its employee relations to be satisfactory.


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


ANCHOR CONTINENTAL INC. AND REXFORD PAPER COMPANY ACQUISITIONS

     On September 23, 1998, the Company acquired 100% of the outstanding shares of Anchor, a South Carolina manufacturer of pressure sensitive tapes, including both masking and duct tapes. The acquisition included an 87-acre facility in Columbia, South Carolina.

     On October 7, 1998, the Company acquired substantially all of the operating assets of Rexford Paper Company, a Wisconsin redistributor of a variety of pressure sensitive tapes, as well as a manufacturer of water activated tapes. Rexford was a relatively small manufacturer of water activated tape in Milwaukee, Wisconsin, and more importantly, a unique re-distributor of packaging products. Rexford's specialized sales department continues to focus on a distributor niche, which specifically place small quantity orders. This sales department remains intact and the Company intends to utilize this department to develop business with its network of distributors. The Company closed Rexford's Milwaukee facility and shifted production to the Green Bay plant.

     The total cash consideration and estimated transaction costs for both these acquisitions on a combined basis were approximately U.S.$113.3 million.

     The Company anticipates that it will benefit from certain synergies resulting from the American Tape and Anchor acquisitions. Specifically, high performance masking tape represents a new opportunity for the Company, while general purpose masking tape, duct tape, and reinforced filament tape may be sold through the Company's existing distribution channels. The Company believes the acquisitions of American Tape and Anchor have further improved the Company's status as a single source basket-of-products supplier to its distributor customers.

     Finally, the acquisitions of American Tape and Anchor have positioned the Company as a stronger supplier of industrial tape, second only, in the estimation of management, to 3M in North America, with the additional capability to provide shrink and stretch wrap, a product line 3M does not offer. The Company's status as a low-cost, high value added single source supplier to its individual distributor customer base should lead to continued strong sales growth in the intermediate future.

ITEM 2.  DESCRIPTION OF PROPERTY.

     The following table illustrates the principal manufacturing and distribution facilities owned or leased by the Company as at December 31, 1998:

                                                                                    Area
    Location                  Use                         Products                (sq. ft.)               Title
-----------------     -------------------     -------------------------------     ---------     ---------------------------
UNITED STATES:

Augusta, Georgia      Manufacturing           FIBCs                                 41,000      Leased to July 1999

Augusta, Georgia      Warehouse               FIBCs                                 20,000      Leased to October 2000

Bradenton,            Corporate Offices       N/A                                   20,800      Owned
Florida

Crowley,              Warehouse               FIBCs                                 40,000      Leased month-to-month
Louisiana

Danville,             Manufacturing and       Carton sealing tape,                 281,000      Capital lease to August 2007
Virginia              Distribution            STRETCHFLEX-TM-                                   with option to purchase for
                                              acrylic coating                                   nominal amount

Green Bay,            Manufacturing and       Water activated carton sealing       156,000      Owned
Wisconsin             Distribution            tape

Marysville,           Manufacturing           High performance masking,            250,000      Owned
Michigan                                      filament tape, and specialty
                                              pressure-sensitive tape

Rayne,                Manufacturing and       FIBCs                                 78,000      Leased to September 2000
Louisiana             Distribution

Richmond,             Manufacturing and       Carton sealing, masking and          200,000      Owned
Kentucky              Distribution            reinforced tape

Tampa,                Corporate offices       Display and crate operations           4,000      Leased to February 2003
Florida

                                                                                    Area
    Location                  Use                         Products                (sq. ft.)               Title
-----------------     -------------------     -------------------------------     ---------     ---------------------------
Tremonton,            Manufacturing and       EXLFILM-TM-, STRETCHFLEX-TM-         115,000      Owned
Utah                  Distribution

Columbia, South       Manufacturing and       Pressure sensitive masking and       490,000      Owned
Carolina              Distribution            duct tapes

Bedford Park,         Warehouse               Pressure sensitive masking and         3,500      Leased month-to-month
Illinois                                      duct tapes

Ft. Worth, Texas      Warehouse               Pressure sensitive masking and         7,000      Leased month-to-month
                                              duct tapes

Commerce,             Warehouse               Pressure sensitive masking and        10,400      Leased month-to-month
California                                    duct tapes

CANADA:

Edmundston,           Manufacturing           FIBCs                                 65,000      Owned
New Brunswick

Lachine,              Manufacturing           Carton sealing equipment              13,000      Leased to July 1999
Quebec

St. Laurent,          Slitting, Warehouse     Carton sealing tape                   60,000      Leased month-to-month
Quebec                and Corporate
                      Headquarters

St. Laurent,          Manufacturing and       Carton sealing tape                   25,000      Owned
Quebec                Distribution

Truro,                Manufacturing           Woven products,                      260,000      Owned
Nova Scotia                                   EXLFILM-TM-

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

     As of May 11, 1999, the directors and officers of the Company as a group owned beneficially, directly or indirectly, 1,560,844 Common Shares, representing approximately 6% of all Common Shares outstanding.

SHAREHOLDER PROTECTION RIGHTS PLAN

     On August 24, 1993, the shareholders of the Company approved a Shareholders' Protection Rights Plan (the "Rights Plan"). Under the Rights Plan, one Common Share purchase right was issued on September 1, 1993, in respect of each outstanding Common Share and became issuable in respect of each Common Share issued thereafter. The Rights Plan was to have expired on September 1, 1998, however, on May 21, 1998, the Shareholders approved an amendment extending the term of the Rights Plan to September 1, 2003. The effect of the Rights Plan is to require anyone who seeks to acquire 20% or more of the Company's voting shares to make a bid complying with specific provisions.


ITEM 5.  NATURE OF TRADING MARKET.

     The Company's Common Shares currently trade on the American Stock Exchange and The Toronto Stock Exchange. The Common Shares were listed on The Toronto Stock Exchange on January 6, 1993. The Common Shares are not traded on any other exchanges. Prior to the February 21, 1992 initial public offering of Common Shares, there was no public market for such shares. As of May 11, 1999, 26% of the Company's Common Shares are held in the United States by 48 record holders in the United States.

     The following table sets forth high and low sales price information for trading of the Common Shares on the American Stock Exchange in 1997 and 1998:

     PERIOD                             HIGH           LOW
     ------                             ----           ---
                                        U.S.$          U.S.$

     1st Quarter 1997                   25.00          19.88
     2nd Quarter 1997                   21.00          18.38
     3rd Quarter 1997                   24.75          20.75
     4th Quarter 1997                   25.00          19.81

     PERIOD                             HIGH           LOW
     ------                             ----           ---
                                        U.S$           U.S$

     1st Quarter 1998                   24.00          20.62
     2nd Quarter 1998                   24.00          20.12
     3rd Quarter 1998                   25.38          18.12
     4th Quarter 1998                   25.50          16.25

                                      -20-

     The following table sets forth high and low sales price information for trading of the Common Shares on The Toronto Stock Exchange in 1997 and 1998:

     PERIOD                             HIGH           LOW
     ------                             ----           ---
                                        CDN.$          CDN.$

     1st Quarter 1997                   33.85          27.50
     2nd Quarter 1997                   29.20          25.25
     3rd Quarter 1997                   34.30          28.50
     4th Quarter 1997                   34.45          27.00

     PERIOD                             HIGH           LOW
     ------                             ----           ---
                                        CDN.$          CDN.$

     1st Quarter 1998                   34.00          30.00
     2nd Quarter 1998                   35.00          29.00
     3rd Quarter 1998                   38.28          25.75
     4th Quarter 1998                   39.00          25.75

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

ITEM 8.  SELECTED FINANCIAL DATA.

     Set forth below are selected and consolidated financial data for each of the years ended December 31, 1994, 1995, 1996, 1997 and 1998, which data have been derived from consolidated financial statements that been audited by Raymond Chabot Grant Thornton, General Partnership, independent chartered accountants, a member firm of Grant Thornton International.

                                                                  Year Ended December 31,
                                               -------------------------------------------------------------
                                               1994         1995         1996           1997            1998
                                               ----         ----         ----           ----            ----
                                                  (in thousands of Canadian dollars, except per share amounts)

INCOME STATEMENT DATA
Amounts Under Canadian GAAP (1)
Sales                                        $176,973     $225,378      $271,277       $348,270       $578,575
Cost of Sales                                 125,485      159,195       192,748        251,856        416,252
                                             --------     --------      --------       --------       --------
Gross Profit                                   51,488       66,183        78,529         96,414        162,323
                                             --------     --------      --------       --------       --------
     Selling, general and
        administrative expenses                22,400       26,071        32,895         41,754         71,547

                                                                  Year Ended December 31,
                                               -------------------------------------------------------------
                                               1994         1995         1996           1997            1998
                                               ----         ----         ----           ----            ----
                                                  (in thousands of Canadian dollars, except per share amounts)

     Research and Development                     976        1,104         1,763          2,228          4,682
     Amortization of goodwill                   1,440        1,760         1,780          2,360          5,096
     Financial expenses                         3,289        3,194         1,695          3,247         19,022

                                               28,105       32,129        38,133         49,589        100,347
                                             --------     --------      --------       --------       --------
Earnings before restructuring, income
  taxes and non-controlling interest                                                     46,825         61,976
Restructuring charges                                                                    27,116             --
                                                                                       --------       --------
Earnings before income taxes and
  non-controlling interest                     23,383       34,054        40,396         19,709         61,976
Income taxes                                    9,050       12,500        11,800          6,110         17,973
                                             --------     --------      --------       --------       --------
Earnings before
  non-controlling interest                     14,333       21,554        28,596         13,599         44,003
Non-controlling interest                          (36)           --           --             --             --
                                             --------     --------      --------       --------       --------

Net earnings                                  $14,369      $21,554       $28,596        $13,599        $44,003
                                             --------     --------      --------       --------       --------
                                             --------     --------      --------       --------       --------


Earnings per share before restructuring:
     Basic                                                                                $1.30
     Fully diluted                                                                         1.26
Earnings per share:
     Basic                                      $0.71        $1.02        $1.18           $0.55            1.75
     Fully diluted                              $0.68        $0.97        $1.13           $0.53            1.68

                                                                    Year Ended December 31,
                                               -------------------------------------------------------------------
                                               1994           1995         1996           1997            1998 (3)
                                               ----           ----         ----           ----            ----
                                                   (in thousands of Canadian dollars, except per share amounts)

U.S. GAAP Earnings Reconciliation(1)
Net earnings according
  to Canadian GAAP                            $14,369      $21,554       $28,596        $13,599          $44,003

Net earnings before the following
  U.S. GAAP adjustments                        14,369       21,554        28,596         13,599           44,003

Deferred preproduction and product
  development costs                               691          530           282                              --
Decrease in the income tax expense
  for the period with respect to the
  income tax effects of the above                (249)        (191)         (102)              --
Difference in the determination
  of income taxes                                 180          180           180                              --
                                              -------      -------       -------        -------          -------
Net earnings according to U.S.
  GAAP                                         14,991       22,073        28,956         13,599           44,003
                                               ======       ======        ======         ======           ======

Earnings per share according
  to U.S. GAAP before restructuring charge
  Basic                                                                                  $1.30
  Diluted                                                                                $1.26

                                      -24-

                                                                    Year Ended December 31,
                                               -------------------------------------------------------------------
                                               1994           1995         1996           1997            1998 (3)
                                               ----           ----         ----           ----            ----
                                                   (in thousands of Canadian dollars, except per share amounts)

Earnings per share according
  to U.S. GAAP
  Basic                                        $0.74         $1.04        $1.20          $0.55             1.75
  Diluted                                      $0.72         $1.00        $1.15          $0.53             1.68


                                                                    Year Ended December 31,
                                               -------------------------------------------------------------
                                               1994         1995           1996        1997         1998
                                               ----         ----           ----        ----         ----
                                                (in thousands of Canadian dollars, except per share amounts)

BALANCE SHEET DATA
Amounts Under Canadian GAAP(2)
Working capital                             $  44,390    $  95,672     $  81,018    $  60,054      (17,314)
Total assets                                  207,572      300,540       348,578      596,043      952,204
Long-term debt                                 51,667       54,680        64,026      230,067      321,163
Total liabilities                              94,491      102,521       115,671      345,941      654,906
Shareholders' equity                          113,081      198,019       232,907      250,102      297,298

--------------------------
(1) In certain respects, Canadian GAAP differs from US GAAP. For a more extensive discussion of the differences between Canadian GAAP and U.S. GAAP, see Note 22 to the consolidated financial statements set forth in the 1998 Annual Report to Shareholders which is attached as Exhibit 4 to, and incorporated by reference in, this Annual Report on Form 20-F.

     Starting in fiscal 1997, any U.S. GAAP reconciling matters, for the statements of earnings, were assessed to be not material enough to require separate disclosure.

(2) Under Canadian GAAP, the financial statements are prepared using the proportionate consolidation method of accounting for joint ventures. Under U.S. GAAP, these investments would be accounted for using the equity method.

     See Note 22 to the consolidated financial statements set forth in the 1998 Annual Report to Shareholders which is attached as Exhibit 4 to, and incorporated by reference in, this Annual Report on Form 20-F.

     The other differences in presentation that would be required under U.S. GAAP to the consolidated balance sheets are not viewed as significant enough to require further disclosure.

(3) The Company adopted for the year ended December 31, 1998, the new SFAS No. 130 pertaining to comprehensive income:

                                                   1998      1997      1996
                                                   ----      ----      ----

     Net earnings in accordance with U.S. GAAP    $44,003   $13,599   $28,956
     Foreign currency translation adjustments       4,660     1,642       484
                                                  -------   -------   -------
     Consolidated comprehensive income             48,663    15,241    29,440
                                                  -------   -------   -------
                                                  -------   -------   -------

     New accounting pronouncements applicable over next years

     The Financial Accounting Standards Board (FASB) has issued SFAS No. 133 which outlines accounting and reporting standards pertaining to derivative instruments and hedging activities. For U.S. GAAP reporting purposes, this statement should be adopted for fiscal years commencing after June 15, 1999. As the Company does not presently use derivative nor hedging instruments, there is no foreseen impact for the implementation of this new recommendation.

     The Canadian Institute of Chartered Accountants has issued a new accounting standard concerning reporting cash flows statements (section 1540). This standard should be adopted for fiscal years commencing after August 1, 1998. The Company has determined that the implementation of this standard will result in the preparation of cash flows statements which will generally be consistent with U. S. Standards.

     The following table sets forth certain exchange rates, expressed in United States dollars per Canadian dollar, determined by the noon buying rates in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. On May 11, 1999, the noon buying rate was CDN. $1.00 = U.S. $0.6879.

                                     Year Ended December 31,
                        ------------------------------------------------
                           1994      1995      1996      1997      1998
                           ----      ----      ----      ----      ----
                              (All amounts in United States dollars)

Exchange rate at end
of period                $0.7128   $0.7323   $0.7297   $0.6999   $0.6504

Average exchange rate
during period            $0.7302   $0.7305   $0.7296   $0.7221   $0.6714

Highest exchange rate
during period            $0.7632   $0.7527   $0.7477   $0.7487   $0.7105

Lowest exchange rate
during period            $0.7103   $0.7023   $0.7271   $0.6962   $0.6341

     The Company has no written policy for the payment of dividends. On March 8, 1993, the company paid its first dividend of CDN. $0.05 or U.S. $0.04 per common share to shareholders of record on March 19, 1993. On March 14, 1994, the Company declared a dividend of CDN. $0.06 or U.S. $0.04 per common share to shareholders of record on March 23, 1994. Dividends totaling CDN. $1.2 Million were paid on March 31, 1994. On March 14, 1995, the Company declared a dividend of CDN. $0.07 or U.S. $0.05 per common share to Shareholders of record on March 23, 1995. Dividends totaling CDN. $1.4 Million were paid on March 30, 1995. On February 28, 1996, the Company declared a dividend of CDN. $0.085 or U.S. $0.06 per common share to Shareholders of record on March 8, 1996. Dividends totaling CDN. $2.0 Million were paid on March 22, 1996. On March 4, 1997, the Company declared a dividend of CDN. $0.10 or U.S.$0.073 per common share to Shareholders of record on March 13, 1997. Dividends totaling CDN. $2.5 Million were paid on March 27, 1997. On March 10, 1998, the Company declared a dividend of CDN. $0.013 or U.S. $0.092 per common share to Shareholders of record on March 20, 1998. Dividends totaling CDN. $3.3 Million were paid on March 31, 1998. On March 9, 1999, the Company declared a dividend of CDN. $0.16 or U.S.$0.106 to Shareholders of record on March 19, 1999. Dividends totaling CDN.$4.5 Million were paid on April 5, 1999.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Reference is made to "Management's Discussion and Analysis" on Pages 7 through 18 of Registrant's 1998 Annual Report to Shareholders, which is incorporated herein by reference and which is included as Exhibit 4 to this Annual Report on Form 20-F.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     (a)  QUANTITATIVE INFORMATION ABOUT MARKET RISK

     The following table provides information about the Company's financial statements that are sensitive to changes in interest rates, which include the Company's bank indebtedness, credit facilities, and long-term debt. For long-term debt, the table presents principal cash flows and related interest by expected maturity dates.

As of December 31, 1998:

                                                               Expected Maturity Date
                                                                                                                   1998
                            1998       1999        2000       2001      2002      2003   THEREAFTER     TOTAL    FAIR VALUE
                            ----       ----        ----       ----      ----      ----   ----------     -----    ----------
                                                     (CDN$ in thousands)

Long-term Debt            $  -0-  (1)  $3,064     $53,609    $53,214    $2,405    $683     $211,252   $324,227    $338,476(2)
Bank Indebtedness &       $186,874(3)      --          --         --        --      --           --         --           --
    Credit Facilities

_________________________________

1.   Long-term debt consists of the following:

     (a) US#137,000,000 Senior Notes: Senior unsecured U.S. dollar Notes, bearing interest at 6.82%, payable semi-annually, maturing March 31, 2008.

     (b) US$33,000,000 Series 1,2 and 3 Notes: Senior unsecured U.S. dollar Notes, bearing interest at an effective rate of 7.78% (7.78% in 1997), payable semi-annually. These Notes mature on June 1, 2001.

     (c) US$33,001,000 bank loan under a revolving credit facility: Senior unsecured U.S. dollar bank loan under a US$50 million revolving credit facility maturing April 1, 2000. This loan bears interest at U.S. prime rate or LIBOR plus 1.00%. As at December 31, 1998, the effective interest rate pertaining to the bank loan was 6.9%.

     (d) Other Debt: Consists of government loans, mortgage loans in a joint venture, obligations related to capitalized leases and other loans at fixed and variable interest rates ranging from interest-free to 8.25% and requiring periodic principal repayments through 2008.

2. For all debts with fixed interest rates, the fair value has been determined based on the discounted value of cash flows under the existing contracts using rates representing those which the Company could currently obtain for loans with similar terms, conditions and maturity dates. For the debts with floating interest rates, the fair value is closely equivalent to their carrying amounts. (The fair value of cash, receivables, bank indebtedness, as well as accounts payable and accrued liabilities is equivalent to carrying amounts, given the short maturity period of such financial instruments. The fair value of receivables from joint ventures approximates the carrying amounts reported in the consolidated balance sheets.)

3. The bank indebtedness consists of the utilized portion of unsecured demand and revolving bank credit facilities and cheques issued which have not been drawn from the facilities and is reduced by any cash balances. As of December 31, 1998, the Company had:

     - A US$100 million senior unsecured bank loan under a term credit facility which matures August 22, 1999. This loan bears interest at U.S. prime rate plus a premium varying between 0.50% and 1.25% or LIBOR plus a premium varying between 1.25% and 2.00%. As of December 31, 1998, the effective interest rate pertaining to the bank loan was approximately 7.8%.

     - $30 million of revolving credit facilities from Canadian financial institutions of which $2.2 million was utilized as at December 31, 1998.

     - US$30 million of revolving credit facilities from U.S. and Canadian financial institutions of which US$8.4 million was utilized as at December 31, 1998.

     The effective interest rate on the used portion of these credit facilities was 8.0% as of December 31, 1998 (5.0% as of December 31, 1997).

FOREIGN EXCHANGE RISK MANAGEMENT

     The Company's objective in managing foreign exchange risk is to protect against cash flow and balance sheet volatility resulting from changes in foreign exchange rates. Substantially all of the company's revenues are denominated in U.S. dollars. Long-term debt denominated in U.S. dollars exposes the Company to changes in foreign exchange rates. As of December 31, 1998, the Company did not hold any derivative instruments related to foreign currency risk.

     (b)  QUALITATIVE INFORMATION ABOUT MARKET RISK

     The Company is exposed to various types of market risk in the normal course of business, including the impact of interest rate changes and foreign currency exchange rate fluctuations. The Company does not presently use derivative nor hedging instruments and does not hold derivatives for trading purposes.

INTEREST RATE RISK MANAGEMENT AND SENSITIVITY

     The Company's objective in managing its cash flow exposure to fluctuations in interest rate is to maintain a mix of fixed and variable-rate debt that will limit its exposure to within reasonable risk parameters. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. Changes in interest rates will affect the market value but do not impact earnings or cash flows. Conversely for floating rate debt, interest rate changes generally do not affect the fair market value but do impact future earnings and cash flows assuming other factors are held constant.

FOREIGN EXCHANGE RISK MANAGEMENT

     The Company's objective in managing foreign exchange risk is to protect against cash flow and balance sheet volatility resulting from changes in foreign exchange rates. Substantially all of the company's revenues are denominated in U.S. dollars. Long-term debt denominated in U.S. dollars exposes the Company to changes in foreign exchange rates. As of December 31, 1998, the Company did not hold any derivative instruments related to foreign currency risk.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

     The name and office with the Company of each person who is, or has been chosen to become, a Director or executive officer of the Company as of the date hereof are set forth in the following table.

          NAME                     AGE       POSITION

          Melbourne F. Yull        58        Chairman of the Board,
                                               Chief Executive Officer and Director

          H. Dale McSween          49        Executive Vice President and
                                               Chief Operating Officer

          Andrew M. Archibald      53        Chief Financial
                                                Officer, Secretary, Treasurer and
                                                Vice President Administration

          Lloyd W. Jones           61        Corporate Vice-President

          Salvatore Vitale         35        Vice-President, Finance

          Jim Bob Carpenter        43        Vice President, Sales-Woven Products

          Joseph D. Bruno          60        Vice President, Distribution Products

          Richard Gerrior          52        Vice President, Manufacturing, Truro

          James A. Jackson         50        Vice President, Chief Information Officer

          Eric E. Baker            65        Director

          Michael L. Richards      60        Director

          James A. Motley, Sr.     70        Director

          Irvine Mermelstein       72        Director

          L. Robbie Shaw           56        Director

          Ben J. Davenport, Jr.    56        Director

          Gordon R. Cunningham     54        Director

MELBOURNE F. YULL, founder of the Company, has been the Chief Executive Officer and a director of the Company since 1989 and was a director of the predecessor company since 1981. He was President of the predecessor company from 1981 to 1989 and President of the Company until June, 1994. He has been Chairman of the Board since January, 1995. Mr. Yull has over 27 years experience in the packaging industry, primarily related to both extrusion and coating.

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

ANDREW M. ARCHIBALD has been Chief Financial Officer, Secretary, Treasurer and Vice President Administration since May 1995. He was Vice President Finance from May, 1995, to January 15, 1999. Prior thereto he served as Vice-President, Finance and Secretary of the Company since 1989. Prior to 1989 he was an audit and financial consulting service partner with Raymond, Chabot, Martin, Pare, Chartered Accountants.

LLOYD W. JONES has been Corporate Vice-President since June 1994. Previously he was Vice-President Manufacturing since 1990. He was also President and a director of International Container Systems, Inc. from 1989 to 1994. International Container was a public company which was merged with Polymer International Corp. ("PIC") in late 1994. Mr. Jones is President of PIC.

SALVATORE VITALE has been Vice President Finance since September 1, 1998. He was Controller of the Company since May 1997. Prior to that time, he was a business unit controller for various manufacturing companies.

JIM BOB CARPENTER has been Vice President, Sales-Woven Products, since September 1, 1999. Prior to that time, he was General Manager of polypropelene products for Fina Corporation.

JOSEPH BRUNO has been Vice President, Distribution Products, since September 1, 1998. He was Vice President, Sales & Marketing from April 1996. Prior to that time, he was Vice-President/General Manager of Clark Brothers Industries.

JAMES A. JACKSON has been Vice-President, Chief Information Officer, since September 1, 1998. Prior to 1999, he was a principal in a Distribution Logistics company, Spectrum Information Management Systems, Inc.

RICHARD GERRIOR has been Vice-President, Manufacturing Truro since 1990. From 1968 to 1989 he served in various manufacturing management positions with Polymer International.

ERIC E. BAKER, has served as a director of the Company since 1984. He was Chairman of the Board from 1984 to January 1995. He has been President of Miralta Capital II, Inc., a venture capital company, and is the President of Almiria Capital Corp., a venture capital company, and its predecessor, Altamira Capital Corp. since 1984.

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

L. ROBBIE SHAW, a resident of Halifax, Nova Scotia, has been a director of the Company since June 1994. He was Vice-President Marketing and Public Affairs of Nova Scotia Power from 1993 to 1995, and since then, Vice President Customer Service and Marketing. Prior to that, Mr. Shaw was Managing Partner for Atlantic Canada of Peat Marwick Stevenson Kellogg, a management consulting firm.

BEN J. DAVENPORT, JR. has been a director of the Company since June 1994. He is a resident of Chatham, Virginia, and has been since 1983 the President of Chatham Oil Company, a distributor of oil, gasoline and propane. He also is the Chairman of the Board and Chief Executive Officer of First Piedmont Corporation, a waste hauling business.

GORDON R. CUNNINGHAM was elected a director of the Company last year. He is a resident of Toronto, Ontario, and is President of Cumberland Asset Management Corp., formerly known as Connor Capital Management Corp. Prior to that Mr. Cunningham was President and Chief Executive Officer of London Life Insurance Co. and President and Chief Executive Officer of London Insurance Group.

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

COMPOSITION OF THE BOARD

     The Company's Board currently consists of eight directors, five of whom are unrelated directors in accordance with the definition of an unrelated director in the Guidelines.

CHAIR OF THE BOARD

     The Board is chaired by a director who is also the Chief Executive Officer of the Company. The Board is of the view that this does not impair its ability to act independently of management due to the independence of the remaining members of the Board and the role of the Board in determining its own policies, procedures and practices, and ensuring that the appropriate information is made available to the Board.

COMMITTEES

     The Board has established two committees, the Audit Committee and the Compensation Committee, to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Guidelines recommend that the Audit Committee be made up of outside directors only and that other board committees should be comprised generally of outside directors, a majority of whom should be unrelated directors. The Audit Committee complies with the Guidelines as it is composed of four outside directors. The Compensation Committee, as presently constituted, does not comply with the Guidelines, inasmuch as it has two related directors and two unrelated directors. The Board has decided not to modify its composition for the reasons outlined below.

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

DIRECTORS' AND OFFICERS' INSURANCE

     The Company maintains directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of the Company incurred as a result of acting as such directors and officers, provided they acted honestly and in good faith with a view to the best interests of the Company. The current limit of insurance is $25,000,000 and an annual premium of $143,000 was paid by the Company in the last completed financial year with respect to the period from October 1998 to December 1999. Claims payable to the Company are subject to a retention of $250,000 per occurrence.


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

     The Company provided certain executive officers with non-cash compensation, including the use of a car or a car allowance and the reimbursement of related expenses, during the year ended December 31, 1998. Such non-cash compensation for the Company's officers did not exceed an aggregate of $50,000 for that year.

     The aggregate compensation paid by the Company for the year ended December 31, 1998, to all directors and executive officers as a group, for services in all capacities, was $3,926,061.

     The aggregate amount accrued or set aside by the Company for the year ended December 31, 1998 to provide pension, retirement or similar benefits, to all directors and executive officers as a group was $2,092,000.

     The following table sets forth all compensation paid in 1998 in respect of the individuals who were, at December 31, 1998, the Chief Executive Officer and the other four (4) most highly compensated executive officers of the Corporation (the "named executive officers").

                              ANNUAL COMPENSATION

                                                               OTHER ANNUAL
     NAME                    SALARY $           BONUS $        COMPENSATION $(1)
     M. F. Yull               610,493           732,592            30,431

     D. McSween               289,324           289,324             9,949

     A. M. Archibald          236,510           236,510            32,920

     K. Rogers           U.S. 160,000      U.S. 128,000        U.S. 4,837

     L. W. Jones         U.S. 228,367      U.S. 228,367        U.S. 5,711

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

     The Board of Directors designates from time to time from the eligible executives those to whom options are granted and determines the number of shares covered by such options. Generally, participation in the Plan will be limited to persons holding positions that can have a significant impact on the Company's long-term results. The number of common shares to which the options relate will be determined by taking into account, INTER ALIA, the market price of the common shares and each optionee's base salary. The exercise price payable for each common share covered by an option will be determined by the Board of Directors, but will not be less than the market value of the underlying common shares on the day preceding the grant. The Plan provides that options issued thereunder shall vest 25% per year over four years.

     As of December 31, 1998, there were outstanding options to purchase a total of 2,406,067 of the Company's common shares, of which options to purchase a total of 1,623,620 common shares are held by the directors and officers as a group.

     The following table sets forth the exercise price and expiration date for all of the currently outstanding options:

     NUMBER OF
     OPTION SHARES             EXERCISE PRICE               EXPIRATION DATE
                               CDN.$    U.S.$
        146,700               $5.035    $4.25               February, 2002

         92,050               $6.125    $4.813              January, 2003

          5,600               $7.730    $6.022              July, 2003

        150,000               $7.915    $6.040              October, 2003

        100,000               $8.585    $6.406              December, 2003

         39,850               $10.465   $7.710              March, 2004

          8,500               $11.175   $8.260              October, 2004

         94,900               $11.175   $8.135              January, 2005

         49,034               $12.095   $8.575              March, 2005

        100,000               $14.890   $10.860             June, 2005

        290,100               $22.500   $16.300             February 2006

         20,000               $24.780   $17.840             August, 2006

        339,900               $26.51    $19.09              May, 2003

        299,000               $29.03    $20.59              December, 2003

        274,650               $32.92    $23.26              March, 2004

        296,650               $32.92    $23.26              March, 2004

          5,000               $33.90    $23.01              May, 2004

         20,000               $30.65    $19.50              September, 2004

        405,500               $25.86    $16.69              October, 2004

         16,816               $29.75    $19.30              November, 2004

      2,748,934
      ---------
      ---------

     In addition, on December 31, 1998, certain executive officers were credited notional units, based on salary, related to the market price of the Company's common shares. Each such unit credited to the officers corresponds to one common share of the Company. These units do not vest for three years and are paid in full at the end of the three-year period. The value of the units fluctuates with share appreciation (and depreciation) and additional entitlements (dividend equivalents) may be awarded by the Company to compensate the holder of these units for any dividends paid to the shareholders of the Company. If employment is terminated during the three-year restriction period, the units will be cancelled. No notional units have vested under this plan. Payments on these units are treated as free-standing Stock Appreciation Rights ("SARs") and reported in the table below.

     The following table sets forth individual grants of options under the Plan and SARs during the financial year ended December 31, 1998 to the named executive officer:

                           OPTIONS/SAR GRANTS DURING THE
                       FINANCIAL YEAR ENDED DECEMBER 31, 1998

                                                                                    Market Value of
                                              % of Total                              Securities
                     Securities Under        Options/SARs                             Underlying
                       Options/SAR's          Granted to                            Options/SARs on
                          Granted            Employees in       Exercise Price       Date of Grant
       Name                 (#)             Financial Year            ($)                 ($)          Expiration Date
----------------  --------------------  --------------------  ------------------  ------------------  -----------------
M. F. Yull              200,000(1)              26.77                  25.86               25.86      October 10, 2009
                          1,006(2)               0.13             U.S.$25.50          U.S.$25.50      December 31, 2001

D. McSween               25,000(1)               3.35                  25.86               25.86      October 10, 2009
                         17,500(1)               2.34                  29.75               29.75      November 2, 2009
                            623(2)               0.08                  39.00               39.00      December 31, 2001

A.M. Archibald           25,000(1)               3.35                  25.86               25.86      October 10, 2009
                            553(2)               0.07                  39.00               39.00      December 31, 2001

                                                                                    Market Value of
                                              % of Total                              Securities
                     Securities Under        Options/SARs                             Underlying
                       Options/SAR's          Granted to                            Options/SARs on
                          Granted            Employees in       Exercise Price       Date of Grant
       Name                 (#)             Financial Year            ($)                 ($)          Expiration Date
----------------  --------------------  --------------------  ------------------  ------------------  -----------------
K. Rogers                20,000(1)               2.68             U.S.$23.26          U.S.$23.26      March 10, 2009
                         15,000(1)               2.01             U.S.$16.69          U.S.$16.69      October 10, 2009
                            390(2)               0.05             U.S.$25.50          U.S.$25.50      December 31, 2001

L.W. Jones               50,000(1)               6.69             U.S.$23.26          U.S.$23.26      March 10, 2009
                         25,000(1)               3.35             U.S.$16.69          U.S.$16.69      October 10, 2009

---------------
(1)  Represents securities under options granted.
(2)  Represents securities under SARs granted.

     The following table sets forth each exercise of options during the financial year ended December 31, 1998 by the named executive officers. No SARs vested during the financial year ended December 31, 1998.


          AGGREGATED OPTION/SAR EXERCISES DURING THE FINANCIAL YEAR ENDED
             DECEMBER 31, 1998 AND FINANCIAL YEAR-END OPTION/SAR VALUES

                       Securities                                                                    Value of
                        Acquired          Aggregate                                            Unexercised Options/SARs
                           On               Value          Unexercised Options/SARs at                 at FY-End
                        Exercise          Realized                  FY-End (#)                            ($)
      Name                 (#)               ($)            Exercisable/Unexercisable          Exercisable/Unexercisable
-----------------  ----------------  ------------------  --------------------------------  -------------------------------
M.F. Yull                Nil                     n/a            191,500 / 452,500                7,468,500 / 17,647,500

D. McSween               50,000            1,625,000            121,369 / 120,623                4,733,391 / 4,704,297

A.M. Archibald           Nil                     n/a            150,115 / 107,571                5,854,485 / 4,195,269

K. Rogers                Nil                     n/a            105,803 / 65,601                 4,126,317 / 2,558,439

L. W. Jones              23,770         U.S.$544,566             17,957 / 98,319                   700,323 / 3,834,441

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

INDEBTEDNESS TO THE COMPANY

          Officers of the Company are currently indebted to the Company in respect of interest-free loans granted for the purpose of purchasing Common Shares of the Company upon the exercise of options. Such loans are repayable not later than September 30, 1999. As of May 11, 1999, the aggregate indebtedness of all officers to the Company entered into in connection with the purchase of common shares was $399,531. The following table summarizes the largest amount of the loans outstanding since January 1, 1998, and the amount outstanding on May 11, 1999.

                                     LARGEST AMOUNT
NAME AND MUNICIPALITY                OUTSTANDING DURING               AMOUNT OUTSTANDING
OF RESIDENCE                         FISCAL YEAR ENDED 12/31/98       ON MAY 11, 1999
Melbourne F. Yull                          $369,218                        $369,218
  Chairman of the Board and
  Chief Executive Officer
  Montreal, Quebec

H. Dale McSween                            $ 30,313                        $ 30,313
  Executive Vice President and
  Chief Operating Officer
  Sarasota, Florida

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT

     On July 1, 1998, the Company entered into a new employment agreement with Melbourne F. Yull. Pursuant to the terms of the employment agreement, Mr. Yull agreed to continue to serve as Chairman of the Board and Chief Executive Officer of the Company and its subsidiaries initially at a fixed annual gross salary and subsequently at compensation levels to be reviewed annually by the Company in accordance with its internal policies. The agreement provides for annual bonuses based on budgeted objectives of the Company. The agreement also provides for the payment of 24 months of Mr. Yull's remuneration in the event of termination without cause or resignation within six months of a change of control. Further, it provides for all options for the acquisition of common shares of the Company previously granted to Mr. Yull to become immediately vested and exercisable in the event of his termination without cause, or his resignation within six months of a change of control, or his retirement at any time after his 60th birthday or in the event of his death, and that they must be exercised within ninety (90) days following the effective date of such termination, resignation, retirement or death. In addition to his participation in the pension plan, the employment contract provides for Mr. Yull to receive, upon his ceasing to be an employee for any reason, a defined benefit supplementary pension annually for life equal to two percent of his average annual gross salary for the final five years of his employment multiplied by his years of service with the Company.

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

     The Company has entered into change-in-control letter agreements dated August 8, 1996 with Messrs. McSween, Archibald, Rogers and Jones. These letter agreements provide that if, within a period of six months after a change in control of the Company, (a) an executive voluntarily terminates his employment with the Company, or (b) the Company terminates an executive's employment without cause, such executive will be entitled to a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to fifteen months of such executive's remuneration at the effective date of such resignation or termination. In addition, all options for the acquisition of common shares of the Company previously granted to such executive under the Plan shall become immediately vested and exercisable and must be exercised within 90 days following the effective date of such resignation or termination.

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


                                      PART III

ITEM 15.  DEFAULTS FROM SENIOR SECURITIES.

          None Reportable

ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
SECURITIES.

          None Reportable


                                      PART IV

ITEM 17.  FINANCIAL STATEMENTS.

          Reference is made to the Company's Financial Statements, and the notes thereto, together with the Auditors' Report, on Pages 19 through 45 of Registrant's 1998 Annual Report to

Shareholders which is incorporated herein by reference and which is included as Exhibit 4 to this Annual Report on Form 20-F, and to the Financial Statement Schedules, together with the Auditor's Report thereon, included as part of this Annual Report on Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS.

          Not Applicable


ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS.

          (a)  (1)  Financial Statements                    Page(s)

               Auditors' Report                             A-1  **
               Consolidated Earnings                        20    *
               Consolidated Retained Earnings               20    *
               Consolidated Changes in Cash
                    Resources                               21    *
               Consolidated Balance Sheets                  22    *
               Notes 1-22 to the Financial
                    Statements                              23-45 *

          (a)  (2)  Financial Statement Schedules

               Auditors' Report                             F-1  **
               Schedule II - Valuation and
                    Qualifying Accounts                     F-2  **


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

               3    [Deleted]

               4    Registrant's 1998 Annual Report to
                    Shareholders

               5    Consent of Independent Auditors

               6    Note agreements between Intertape Polymer Group
                    Inc. and various institutions dated January 1, 1996      ***

               7    Amended Memorandum of lease between Intertape
                    Polymer Corp. and Danville Industrial
                    Development, Inc. dated May 14, 1996                     ***

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

               9    Loan documents between Danville Industrial
                    Development, Incorporated and American
                    National Bank and Trust Company, dated
                    August 15, 1996.                                         ***

               10   Acquisition Agreement between Intertape
                    Polymer Group Inc. and STC Corp. dated
                    December 16, 1997.                                       ***

               11   Loan Documents between IPG Holdings,
                    L.P. and Toronto Dominion Bank dated
                    December 15, 1997 and Guaranty by
                    Intertape Polymer Group Inc.                             ***

               12   Revolving Credit Facility between IPG
                    Holdings, L.P. and Comerica Bank
                    dated December 15, 1997 and Guaranty
                    by Intertape Polymer Group Inc.                          ***

               13   Restated Revolving Credit Agreement
                    between IPG Holdings, L.P. and
                    Comerica Bank dated as of May 8, 1998

               14   First Amendment to Restated Revolving
                    Credit Agreement dated as of September 1, 1998

               15   Second Amendment to Restated Revolving
                    Credit Agreement dated as of January 22, 1999

               16   Stock Purchase Agreement between Intertape Polymer
                    Group Inc., Coating Technologies International, Inc.
                    and Anchor Continental Holdings, Inc. dated August 19, 1998

-----------------------------
* The financial statements filed as part of this report are incorporated herein by reference to the 1998 Annual Report to Shareholders which is included as Exhibit 4 to this Annual Report on Form 20-F. References to page numbers are references to the applicable page in the 1998 Annual Report.

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

                              INTERTAPE POLYMER GROUP INC.
                                     (Registrant)



                              (SIGNED) Andrew M. Archibald, C.A.
                              ----------------------------------
                                         (Signature)

                              Name:  Andrew M. Archibald, C.A.
                              Title: Chief Financial Officer,
                                     Secretary, Treasurer, and
                                     Vice President Administration


Date: May 20, 1999

                                   Exhibit Index


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

               3    [Deleted]

               4    Registrant's 1998 Annual Report to
                    Shareholders

               5    Consent of Independent Auditors

               6    Note agreements between Intertape Polymer Group
                    Inc. and various institutions dated January 1, 1996      ***

               7    Amended Memorandum of lease between Intertape
                    Polymer Corp. and Danville Industrial
                    Development, Inc. dated May 14, 1996                     ***

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

               9    Loan documents between Danville Industrial
                    Development, Incorporated and American
                    National Bank and Trust Company, dated
                    August 15, 1996.                                         ***

               10   Acquisition Agreement between Intertape
                    Polymer Group Inc. and STC Corp. dated
                    December 16, 1997.                                       ***

               11   Loan Documents between IPG Holdings,
                    L.P. and Toronto Dominion Bank dated
                    December 15, 1997 and Guaranty by
                    Intertape Polymer Group Inc.                             ***

               12   Revolving Credit Facility between IPG
                    Holdings, L.P. and Comerica Bank
                    dated December 15, 1997 and Guaranty
                    by Intertape Polymer Group Inc.                          ***

               13   Restated Revolving Credit Agreement between
                    IPG Holdings, L.P. and Comerica Bank dated as of May 8, 1998.

               14   First Amendment to Restated Revolving
                    Credit Agreement dated as of September
                    1, 1998.

               15   Second Amendment to Restated Revolving
                    Credit Agreement dated as of January 22,
                    1999.

               16 Stock Purchase Agreement between Intertape Polymer Group Inc., Coating Technologies International, Inc. and Anchor Continental Holdings, Inc. dated
                    August 19, 1998

--------------------------------------
*** Previously filed as an exhibit to registrant's Annual Report on Form 20-F, Commission File No. 1-10928, and incorporated herein by reference.

                         AUDITORS' REPORT



To the Shareholders of
INTERTAPE POLYMER GROUP INC.


We have audited the consolidated balance sheets of Intertape Polymer Group Inc. as at December 31, 1998 and 1997 and the consolidated statements of earnings, retained earnings and changes in cash resources for the years ended December 31, 1998, 1997 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 1998 and 1997 and the results of its operations and the changes in its financial position for the years ended December 31, 1998, 1997 and 1996 in accordance with generally accepted accounting principles in Canada.

Generally accepted accounting principles in Canada differ in some respects from those applicable in the United States of America (See Note 22).





/s/ Raymond Chabot Grant Thornton

General Partnership
Chartered Accountants


Montreal, Canada
March 9, 1999

                        AUDITORS' REPORT ON SCHEDULE II





To the Board of Directors of
Intertape Polymer Group Inc.


In connection with our audit of the Consolidated Financial Statements of Intertape Polymer Group Inc. referred to in our report dated March 9, 1999, which is included in the Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the year ended December 31, 1998 on Form 20-F, we have also audited Schedule II for each of the years in the three year period ended December 31, 1998. In our opinion, this schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related Consolidated Financial Statements taken as a whole.


/s/ Raymond Chabot Grant Thornton

General Partnership
Chartered Accountants


Montreal, Canada
March 9, 1999

                                                                   SCHEDULE II

                  INTERTAPE POLYMER GROUP INC. AND SUBSIDIARIES

                       VALUATION AND QUALIFYING ACCOUNTS

                                  (IN THOUSANDS)


                                         BALANCE AT    ADDITIONS                     AMOUNTS
                                         BEGINNING     CHARGED TO                 ASSUMED UNDER    BALANCE AT END
                                          OF YEAR       EXPENSES     DEDUCTIONS   ACQUISITIONS         OF YEAR
                                         ----------    ----------    ----------   -------------    --------------

DESCRIPTION

   ALLOWANCE FOR DOUTFUL ACCOUNTS

   Year ended December 31, 1998           $1,935          $561           $201         $1,087            $3,382
                                          ------          ----           ----         ------            ------
                                          ------          ----           ----         ------            ------

   Year ended December 31, 1997           $  764          $455           $162         $  878            $1,935
                                          ------          ----           ----         ------            ------
                                          ------          ----           ----         ------            ------

   Year ended December 31, 1996           $  689          $217           $142             --            $  764
                                          ------          ----           ----         ------            ------
                                          ------          ----           ----         ------            ------
