Form 20-F
period 1999-12-31
INTERTAPE POLYMER GROUP INC
filed 2000-05-19
CIK 880224

               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                  FORM 20-F
                 ANNUAL REPORT PURSUANT TO SECTION 13 OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                 For the Fiscal Year ended December 31, 1999

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

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:                 Name of each exchange on which registered:

  Common Shares, without nominal or    New York Stock Exchange
  par value                            The Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:
                                                                         -NONE-

Securities for which there is a reporting obligation pursuant to Section 15(d)
of the Act:                                                              -NONE-

The number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 1999 is:

                             28,296,392     Common Shares
                                -0-         Preferred Shares

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

                         Item 17 ___x___             Item 18 _____

                              TABLE OF CONTENTS

     Item                             Caption                                             Page
     ----                             -------                                             ----
     CAUTIONARY STATEMENTS AND RISK FACTORS..................................................1

PART I.......................................................................................2
     ITEM 1.   DESCRIPTION OF BUSINESS.......................................................2
     ITEM 2.   DESCRIPTION OF PROPERTY......................................................17
     ITEM 3.   LEGAL PROCEEDINGS............................................................18
     ITEM 4.   CONTROL OF REGISTRANT........................................................18
     ITEM 5.   NATURE OF TRADING MARKET.....................................................19
     ITEM 6.   EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS...........20
     ITEM 7.   TAXATION.....................................................................21
     ITEM 8.   SELECTED FINANCIAL DATA......................................................22
     ITEM 9.   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
               OF OPERATIONS................................................................24
     ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...................25
     ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.........................................28
     ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.......................................32
     ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES...............34
     ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS...............................36

PART II.....................................................................................38

PART III....................................................................................38
     ITEM 15.   DEFAULTS FROM SENIOR SECURITIES.............................................38
     ITEM 16.   CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES.....38

PART IV.....................................................................................39
     ITEM 17.   FINANCIAL STATEMENTS........................................................39
     ITEM 18.   FINANCIAL STATEMENTS........................................................39
     ITEM 19.   FINANCIAL STATEMENTS AND EXHIBITS...........................................39
     SIGNATURES.............................................................................41
     EXHIBIT INDEX..........................................................................42

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

EXCHANGE RATE RISKS

     The Company's result of operations were reported in Canadian dollars through December 31, 1998. Commencing January 1, 1999, due to increased activity in the U.S., the Company adopted the U.S. dollar as its reporting currency. Since the trading price in the United States of the Common Shares of the Company is quoted in U.S. dollars, any weakening of the Canadian dollar relative to the U.S. dollar could result in a decline in the market value and trading price of the Common Shares measured in U.S. dollars. The exchange rate between Canadian dollars and U.S. dollars has varied significantly over the last five years.

NEW PRODUCT DEVELOPMENT

     The Company's business plan involves the introduction of new products, which are both developed internally and acquired through acquisition. There can be no assurance that the market will accept these products or that competitors will not introduce similar products, which will impact the company's ability to expand its markets and generate organic growth.


                                    PART I

ITEM 1.   DESCRIPTION OF BUSINESS.

GENERAL

     Intertape Polymer Group develops, manufactures and sells a variety of specialized polyolefin plastic packaging products. These products include INTERTAPE-Registered Trademark- pressure-sensitive and water-activated tape, EXLFILM-TM- shrink film ("EXLFILM-TM-"), STRETCHFLEX-Registered Trademark-stretch wrap ("STRETCHFLEX-Registered Trademark-") and woven products. Most of the Company's products are derived from resins that are converted into films and adhesives. Resins also are combined with paper and converted into a variety of packaging products. Vertical integration, whereby the Company performs each step in the conversion of polyolefin resins and paper into its various products, and continuous capital expenditures to increase manufacturing efficiencies allow the Company to be among the low-cost producers of each product it manufactures. This vertical integration combined with the use of high speed production equipment provides competitive advantages to the Company in flexibility and control of the manufacturing process and in speed of delivery. Management considers all of its products to be within one operational segment because all products are made basically from similar extrusion processes and differ only in the final stages of manufacturing.

     The Company's most recent expansion of its product offering occurred with its 1999 acquisitions of Spinnaker Electrical Tape Company, a U.S. manufacturer of pressure-sensitive electrical tapes, and Central Products Company, a U.S. manufacturer of a natural rubber pressure-sensitive tape. Central Products Company also manufactured hot melt and acrylic pressure-sensitive tapes, and a line of water-activated carton sealing tapes, giving the Company what it now believes to be 70% of the market.

     The Company's revenues are derived primarily from sales of its products in the United States and Canada, with approximately 95% of the Company's 1999 revenues attributable to sales from manufacturing facilities in the United States. The Company is headquartered in Montreal, Quebec and maintains approximately 2.9 million square feet of manufacturing facilities throughout the United States, Canada and Portugal.

     The registered office of the Company is located at 1155 Rene-Levesque Boulevard West, Suite 4000, Montreal, Quebec, Canada H3B 3V2, and its principal executive offices are located at 110E Montee de Liesse St. Laurent, Quebec, Canada H4T 1N4. The Company's telephone number at its principal executive offices is (514) 731-0731.

HISTORY

     The Company's business was established in 1981 by Melbourne F. Yull, Intertape Polymer Group's Chairman of the Board and Chief Executive Officer, when Intertape Systems Inc. ("Systems"), a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal. Intertape Polymer Group was incorporated under the laws of Canada in 1989 and in February 1992, completed an initial public offering of its Common Shares at the offering price of $4.25 (CDN$5.035) (after giving effect to a 2:1 stock split on June 4, 1996). The Company's Common Shares were previously listed on the American Stock Exchange and, commencing August 1999, are now listed on the New York Stock Exchange. In addition, since January 1993, the Company's Common Shares have been listed on The Toronto Stock Exchange. The Company completed a second public offering of its Common Shares in Canada and the United States in October 1995, at the offering price of $14.60 (CDN$19.75). The Company completed a third public offering of its Common Shares in Canada on a "bought deal" basis in March 1999, at the offering price of $26.31 (CDN$40.25) per share.

     The Company has pursued a strategy of aggressive growth through both substantial capital investments and acquisitions (See "Acquisition History" below). When the Company commenced operations in 1981, it converted purchased films into pressure-sensitive carton sealing tapes. Originally intended as a local manufacturer, management of the Company decided in the mid-1980's to take advantage of the extraordinary growth in demand for carton sealing tapes by significantly expanding its output of such product and, thereby, its customer base. Following adoption of this new business plan and over the next few years, the output of the Montreal plant doubled and a new facility was constructed in Danville, Virginia, in 1987. The Virginia plant was "upstream integrated" to include film extrusion, thereby reducing material cost. The market for carton sealing tape has continued to grow and the Danville facility is five times larger (measured in capacity) today than at the date of its construction.

     Even as the Company was growing its customer base in pressure-sensitive tapes, it pursued an aggressive policy of new product development to leverage its pressure-sensitive tape products. In 1992, the Company developed a new variety of speciality shrink films and purchased and installed manufacturing equipment to produce such films. The ability to manufacture its own shrink films enabled the Company to participate in the shrink film market estimated to be $500 million annually. Further, it strengthened the Company's position with its customers.

     The Company's entry into the stretch wrap market began with the Company's concurrent development of stretch wrap products with the processes to manufacture such products. The

Company entered the stretch wrap market (estimated at $1 billion annual sales in 1996) utilizing its existing customer base and distribution network.

     To broaden the product line and provide one-stop shopping with a "basket of products", the Company has made a series of acquisitions. Interpack Machinery Inc. ("Interpack"), a designer of automatic carton sealing equipment, was acquired by the Company in 1993. In acquiring Interpack, the Company gained technology for systems capable of utilizing large volumes of high value carton sealing tapes. Tape, Inc. was acquired in 1996 to provide a complete line of water-activated tapes. American Tape Co. ("American Tape") was acquired in 1997 bringing to the Company products including high performance masking, filament and speciality products, which mesh well with the Company's related product lines. Anchor Continental, Inc. ("Anchor") was acquired in 1998 and was a main competitor of the Company for the sale of masking tapes. Rexford Paper Company ("Rexford"), a redistributor of a variety of pressure-sensitive tapes, as well as a manufacturer of water-activated tapes, was also acquired in 1998. In 1999, the Company acquired Spinnaker Electrical Tape Company ("SETco"), bringing a new product line, pressure-sensitive electrical tapes, to the Company. In addition, in 1999, the Company also acquired Central Products Company ("CPC"), one of its competitors for the sale of both pressure-sensitive and water-activated carton sealing tapes. The combination of these various product lines enables the Company to offer the market place a range of products to service its customers' needs.

     The Company also markets products directly to the end user. Polymer International (N.S.) Inc. ("Polymer International") and International Container Systems, Inc. ("International Container") were acquired in 1989. Polymer International manufactures a wide range of coated, woven polyolefin fabrics; International Container manufactures returnable plastic cases for the beverage industry. Since acquiring Polymer International, sales of the Company's woven product line have increased five-fold, assisted in part by the development of lumber wrap and other products. In addition, two small companies (Cajun Bag & Supply Corp. and Augusta Bag & Supply Co.) were purchased to produce flexible intermediate bulk containers ("FIBC's") utilizing the Company's fabric as the prime raw material.

     During 1999, the Company participated in two joint ventures: Fibope Portuguesa-Filmes Biorientados, S.A. ("Fibope") and IFCO-U.S., L.L.C. ("IFCO"). Fibope produces shrink films in Portugal for the European market and has doubled its manufacturing capacity since 1995. IFCO is a provider of returnable plastic cases for the produce industry. The Company, however, sold its interest in IFCO in March 2000. The capital resources will now be utilized in other areas of the Company's business expected to provide higher rates of return.

     Until 1998, the majority of the Company's growth came from the sale of internally developed products. Capacity increases are ongoing throughout the organization and all product lines. The Company's Utah manufacturing facility, a 115,000 square foot plant, became operational in June 1998, and was expanded further in 1999. Consistent with the Company's strategy, this plant is acting not only as a producer of shrink and stretch films, but also as a distribution center for all of the Company's products to increase sales in the western United States and western Canada.

     The Company is a holding company which owns various operating companies in the United States and in Canada. Intertape Polymer Inc., a Canadian corporation ("IPI"), is the principal operating company for the Company's Canadian operations. Intertape, Inc., a Virginia corporation, formerly known as Intertape Polymer Corp. ("IPC"), is the principal operating company for the Company's United States and international operations including, most notably, each of the businesses referenced in the acquisition table set forth below.

     As of May 17, 2000, the Company had 28,297,392 Common Shares outstanding.

     Unless the context otherwise requires, the terms "Intertape Polymer Group" and the "Company" are used to refer to Intertape Polymer Group Inc. together with all of its wholly-owned subsidiaries and joint ventures. Where the context requires, such terms also include the predecessors of Intertape Polymer Group. All dollar amounts referenced in this Annual Report are in U.S. dollars unless otherwise indicated.

ACQUISITION HISTORY

     In addition to internally generated growth, the Company has engaged in a series of acquisitions. The Company believes it now ranks among the leading developers and manufacturers of industrial plastic packaging products in North America. The following table illustrates the principal acquisitions completed by the Company during the last five years:

                                      COMPLETED ACQUISITIONS
--------------------------------------------------------------------------------------------------------
        Annual Cost of
Year     Acquisitions            Company                      Location                   Products
----    --------------   -----------------------      ------------------------    ----------------------
        ($in millions)
1997        $ 42.9       American Tape Co.            Marysville, Michigan        Pressure-sensitive
                                                      Richmond, Kentucky          tapes, masking tapes

1998        $113.2       Anchor Continental, Inc.     Columbia, South Carolina    Pressure-sensitive
                                                                                  tapes, masking and
                                                                                  duct tapes

                         Rexford Paper Company        Milwaukee, Wisconsin        Pressure-sensitive and
                                                                                  water-activated tapes

1999        $111.3       Central Products Company     Menasha, Wisconsin          Pressure-sensitive and
                                                      Brighton, Colorado          water-activated carton
                                                                                  sealing tapes


                         Spinnaker Electrical Tape    Carbondale, Illinois        Pressure-sensitive
                         Company                                                  electrical tapes

BUSINESS STRATEGY

     The Company's overall objective is to gain market share in large niche markets which it believes are growing at rates faster than the economy as a whole. The Company's strategies for achieving this objective are as follows:

     - SOLIDIFY THE COMPANY'S POSITION AS A LOW-COST MANUFACTURER. The Company has pursued a vertically integrated manufacturing strategy as a means of controlling the costs of its manufacturing inputs and, in connection therewith, has made substantial investments in high-speed production equipment and various forms of manufacturing automation.
        For example, during the past several years the Company has installed various extrusion lines of equipment for the making of film for pressure-sensitive carton sealing tapes. This allows the Company to buy resin as a basic raw material to produce its own films and adhesives rather than purchase them from other manufacturers at greater cost. In addition, the Company continually undertakes initiatives to reduce waste at its production facilities as a means of further controlling its manufacturing costs.

     - INCREASE MANUFACTURING CAPACITY. The Company believes that increasing manufacturing capacity at its existing plants will contribute to its ability to increase market share in its current markets. Over the past five years, the Company has achieved an increase in its coating capability at its Danville plant, an increase in its output of woven products from its Truro facility and a doubling of the EXLFILM-TM-production capacity at its Truro facility. In addition, the Company commenced EXLFILM-TM- and STRETCHFLEX-Registered Trademark-manufacturing operations at its new facility located in Tremonton, Utah during the second quarter of 1998 and further expanded this facility during 1999.

     - DEVELOP NEW PRODUCTS. The Company has been increasing its investment in research and development and believes that it can take advantage of its manufacturing strengths and distribution network by introducing new products and product line extensions which complement its existing product base. The Company introduced in 1996 a new stretch wrap product line sold under the STRETCHFLEX-Registered Trademark-trademark. Recent product developments during 1999 have positioned STRETCHFLEX-Registered Trademark- as a leader in new five-layer high performance stretch wrap. EXLFILM-TM- shrink films, launched in 1992, have been the focus of numerous product developments, including the addition of new cross-linking technology that led to the development of EXLFILMPLUS-TM- which gives the Company access to new markets that it did not previously participate in.
        NOVATHENE-Registered Trademark- woven fabrics have been undergoing continued product development. The Company has completed the successful test of a patented woven fabric that competes with PVC in several major markets. Tape developments continue to focus on performance products targeted to unique applications and specific customers.

     - DISTRIBUTION CENTERS. The Company has installed in several of its key manufacturing/distribution facilities a Warehouse Management System ("WMS") which will increase efficiency in the storage, shipping and inventory management of all its products located in those facilities. This investment will increase the level of service that the Company provides to its customers, as well as reduce its operating costs in these areas. With recent acquisitions, the Company's management initiated a fresh look at its Supply Chain strategy. The premier consultants in the Supply Chain arena have been engaged to manage the process and guide the Company to reduce its costs, formulate a strategy, train personnel, eliminate inefficiencies and further enhance the Company's ability to service its customers.

     - EVALUATE FUTURE COMPLEMENTARY ACQUISITIONS. The Company is continually evaluating the attractiveness of other companies, technologies or products that could complement the Company's existing product lines and manufacturing and distribution strengths. The Company considers complementary companies, technologies and products as potential acquisition targets, and evaluates the merits of each such potential acquisition. The Company's purchase of American Tape, Anchor, and CPC are examples of such acquisitions, providing the Company with masking, duct, reinforced filament and printable and non-printable flat back tapes as well as other specialty tapes not previously manufactured by the Company but which can be integrated into the Company's distribution system to broaden the range of products offered to its customers.

     - EXPAND SALES INTO NEW GEOGRAPHIC MARKETS. The Company intends to continue to exploit the breadth of its product lines, distribution network and strong market position by entering into new markets in both North America and abroad. The Company was able to use its joint venture arrangement with a Portuguese manufacturer of shrink films as a springboard to market some of its North American manufactured products in Europe. In addition, with the acquisitions of American Tape and Anchor, the Company gained a market presence throughout the world in high performance masking tapes and duct tapes. The Company believes that it can build upon this market position in the sale of its other products. The Company expects to increase its penetration in all markets either by enhancing its internal marketing efforts or through joint ventures or acquisitions.

PRODUCTS

     INTERTAPE-Registered Trademark- CARTON SEALING TAPE: PRESSURE-SENSITIVE AND WATER-ACTIVATED TAPE

     The Company produces a variety of pressure-sensitive plastic film carton sealing tape, ranging from commodity designed standard tape to tape tailored to meet customers' unique requirements. The product range encompasses tape with film thickness from 25 microns to 50 microns and adhesives formulated for manual as well as automatic applications. Carton sealing tape lends itself to use in high speed taping machines that replace other closure methods such as staples, hot melt glues and cold glues. The tape produced by the Company includes a wide range of customized colored and printed tape, as well as tape designed for cold temperature applications and label protection.

     The Company believes that it is one of the leading manufacturers of pressure-sensitive carton sealing tape and further believes that it is the only manufacturer in North America of all three types of adhesives; hot melt, acrylic, and natural rubber. Carton sealing tape is manufactured and sold under the INTERTAPE-Registered Trademark- name to industrial distributors and manufactured for other customers for sale under private labels. It is produced at the Company's Danville, Montreal, Richmond and Columbia facilities and is utilized by end-users for sealing corrugated cartons. Geographic territories in which the Company markets its products are serviced by sales personnel and manufacturers' representatives coordinated by regional managers. Distributors are appointed on a basis designed to achieve market penetration of both commodity and higher grade products. In 1994, the Company commenced efforts to utilize its expanded production capacity and field support to begin to penetrate the United States west coast and the western Canadian markets and continues to increase its sales force for these markets. The Company expects its centralized warehouse distribution system in the Tremonton, Utah facility will continue to enhance these efforts. In addition, the Company exports its product to Europe, Asia, Central America and South America.

     The Company's acquisition in 1993 of the assets of Interpack, a manufacturer of equipment used to apply pressure-sensitive tapes to seal corrugated boxes, enabled the Company to further enhance the mix of products it offered to its customers. The Company introduced a line of machines designed for the high-speed application of pressure-sensitive carton sealing tape in January 1994 and has continued to enhance and improve its equipment designs.

     In 1996, the acquisition of Tape, Inc. added a complete range of water-activated adhesive tapes to the Company's product mix. This product line is generally sold through the same distribution network as pressure-sensitive carton sealing tape which has allowed the Company to increase its market penetration of this product.

     The Company's 1999 acquisition of CPC, a producer of carton sealing tapes, should serve to provide cost reductions to the Company. In addition, the Brighton, Colorado, facility obtained in the acquisition provides the Company with the needed capacity in hot melt coating and solvent rubber products to form a basis for continued growth in these products.

     The Company's principal competitor for the sale of carton sealing tape products is Minnesota Mining & Manufacturing Co. ("3M").

     INTERTAPE-Registered Trademark- MASKING TAPES: PERFORMANCE AND GENERAL PURPOSE

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

     General purpose applications include packaging and bundling, and residential and commercial paint applications. Performance applications include use in painting of aircraft, cars, buses and boats, where the properties of the tape, such as high temperature resistance and clean adhesive release, are individually designed for the customer's process.

     The Company's processing capabilities include solvent and synthetic rubber, hot melt and acrylic adhesive alternatives. The Company believes that its unique adhesive systems provide it with a competitive advantage in this market. The main competitors for the sale of masking tapes include 3M, Shuford Mills, Inc., Industrias Tuk, S.A. de C.V., and Tesa Tape Inc. ("Tesa").

     INTERTAPE-Registered Trademark- REINFORCED FILAMENT TAPE: PERFORMANCE AND GENERAL PURPOSE

     In addition to masking tapes, the Company's purchases of American Tape and Anchor also introduced reinforced filament tapes and flat back tapes to the Company's product line. Reinforced, general and specialty products are manufactured at the Company's facilities in Richmond, Kentucky, Marysville, Michigan and Columbia, South Carolina which were acquired in the American Tape and Anchor acquisitions. These facilities produce filament tape using synthetic, natural rubber and hot melt adhesives coated on a variety of plastic filaments. The reinforcement is provided by fibreglass yarns laminated between two plastic substrates.

     Many of these filament tapes are odorless, stainless, and provide clean removal and are used in bundling, sealing, unitizing, palletizing and packaging, notably for household appliances. The Company's main competitor in this market is 3M, and for commodity filament tapes the Company's main competitors are Tesa and RJM Manufacturing, Inc.

     ACRYLIC COATING

     In 1995, the Company completed a $7.0 million capital expenditure program for an acrylic coater and ancillary equipment design to apply acrylic based adhesives to a wide variety of substrates at its Danville, Virginia plant. These acrylic coatings, when applied to film tapes, offer extended shelf life as well as increased performance under the extremes of low and high temperatures. In addition, certain applications, such as mirror backing, utilize woven products as the base material to which acrylic coating is applied.

     INTERTAPE-Registered Trademark- DUCT TAPE

     The acquisition of Anchor provided the Company a significant capacity in the duct tape product line. Duct tapes are manufactured at the Columbia, South Carolina, facility. Approximately 75% of the duct tape volume consists of polyethylene-coated cloth. Aluminum foil type tape accounts for most of the non-polyethylene coated product sales of the Company's duct tape products. The main competitors are Tyko International, Ltd. ("Tyko") and Shurtape Technologies, Inc.

     EXLFILM-TM- SHRINK WRAP

     EXLFILM-TM- is a specialty plastic film which shrinks under controlled heat to conform to package shape as compared to other packaging forms that require unique machinery for different product sizes and shapes. The process provides versatility because it permits the over-wrapping of a variety of products of considerably different sizes and dimensions (such as printing and paper products, packaged foods, cassettes, toys, games and sporting goods, and hardware and housewares). The Company manufactures EXLFILM-TM- at its plant in Truro, Nova Scotia, and at its Tremonton, Utah facility. The Company believes that its continued investment in equipment and product development will help it expand in this market. With the development of cross-linking technology, the Company has introduced a new line of high performance shrink film, EXLFILMPLUS-TM-, which can be used to satisfy additional end user applications.

     The Company's shrink wrap products are sold through a select group of specialty distributors primarily to manufacturers of packaged goods and printing and paper products who package their products internally. In addition, the Company holds a 50% interest in FIBOPE, a manufacturer of shrink films in Portugal. FIBOPE utilizes similar manufacturing equipment as is currently operated by the Company in its Truro and Tremonton facilities.

     In addition to being served by the Company, the United States and Canadian markets for polyolefin shrink wrap are currently served by two large United States manufacturers, W.R. Grace & Co. and E.I. DuPont de Nemours & Co., and to a lesser extent by foreign manufacturers.

     STRETCHFLEX-Registered Trademark- STRETCH WRAP

     STRETCHFLEX-Registered Trademark- is a multi-layer plastic film that can be stretched without application of heat. It is used industrially to wrap pallet loads of various products to ensure a solid load for shipping. The Company has the capacity to produce a total of 130 million pounds of STRETCHFLEX-Registered Trademark- annually at its Danville, Virginia plant and its facility in Tremonton, Utah. During 1999, the Company invested in upgrading all of its cast lines to new five-layer technology. This technology, combined with re-engineered film allows the Company to produce polyolefin stretch wrap that has higher performance while reducing manufacturing costs.

     The North American market for such polyolefin stretch wrap is served by a number of manufacturers, the largest of which are Tenneco Inc. and Linear Films, Inc.

     INDUSTRIAL ELECTRICAL TAPES

     As a result of the Company's 1999 acquisition of SETco, which included its Carbondale, Illinois, facility, the Company is now a manufacturer of specialty electrical and electronic tape. The new manufacturing capability and technology at the Carbondale, Illinois, facility, coupled with the Company's high temperature resistant products manufactured at its Marysville, Michigan, facility is hoped to provide the Company access to new high margin markets.

     Competing manufacturers of industrial electrical tapes include 3M, Tessa, and Tyko.

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

     The Company added FIBCs to its product line in 1993 with the acquisition of Cajun Bag & Supply Corp. ("Cajun Bag"). To facilitate production of seamless FIBCs in the Crowley, Louisiana plant, the Company installed circular weaving equipment in 1994 in its Truro plant. The Company made additional investments in the Crowley plant in 1995 to reduce costs, increase capacity and reduce turnover. In 1996, the Company opened an FIBC plant in Edmundston, New Brunswick, Canada to meet the growing demands of the industry and purchased the assets of Augusta Bag & Supply Co. ("Augusta Bag") to add further capacity, expand market share and acquire unique manufacturing methods. In 1997, the Company initiated an organizational review of the operations of certain facilities manufacturing FIBCs and, during the latter half of 1997, approved a restructuring plan designed to improve efficiency and reduce operating costs. Specifically, while the Company will continue to produce the fabrics used to make FIBCs, the Company has decided to outsource some of the conversion process to Mexico due to increased foreign competition. As a consequence, during 1997 the Company incurred a one-time charge against earnings in respect of write-downs of certain assets employed in these operations as well as goodwill associated with the Cajun Bag and Augusta Bag acquisitions.

     The Company recently announced the development of a patent pending Pallet-Free-TM- FIBC product. This new product has significant cost and performance advantages compared to traditional corrugated bulk containers, which compete in the same bulk product markets.

     The Company also manufactures other coated woven polyolefin fabrics that it supplies to converters which produce finished products for specific application, such as synthetic fiber packaging, temporary and permanent shelters, recreational products, protective covers, pond liners, and flame retardant lattice cloth. During 1999, the Company developed a new patented woven fabric that meets the fire retardant specifications required for human occupancy and maintains the UV specifications for extended outdoor use. This product is used in applications where PVC was the primary fabric previously used.

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

SALES AND MARKETING

     As of January 1, 2000, the Company maintained a sales force of 165 personnel. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts. The Company's overall customer base is diverse, with no single customer accounting for more than 5% of total sales. The Company has one long term contract with a customer which accounts for less than 5% of total sales. Sales for facilities located in the United States and Canada accounted for approximately 88% and 11% of total sales, respectively, in 1998, and approximately 86% and 14% in 1999. The Company has also continued to develop its sales efforts in Europe, Asia, Central America and South America. Management does not intend to achieve more than 10% of its sales outside North America. Export sales currently represent less than 5% of total sales and are included in United States or Canadian sales depending on the manufacturing facility from which the sale originates.

     The Company sales are primarily focused on distribution products and woven products. Distribution products go to market through a network of paper and packaging distributors throughout North America. Products sold into this segment include carton sealing, masking, duct and reinforced tapes, EXLFILM-TM- and STRETCHFLEX-Registered Trademark-. In order to enhance sales of its pressure-sensitive carton sealing tape, the Company also sells carton closing systems, including automatic and semi-automatic carton sealing equipment. Prior to the acquisition of Interpack, these products were manufactured by others. The Company's EXLFILM-TM- and STRETCHFLEX-Registered Trademark- products are sold through its existing industrial distribution base primarily to manufacturers of packaged goods and printing and paper products which package their products internally. The industrial electrical tapes are sold to the electronics and electrical industries.

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

     The technology for basic film extrusion, essential to the low cost production of pressure-sensitive tape products, also has been utilized by the Company to expand its product line into highly technical and sophisticated films. Extrusion of up to five layers of various resins is done in four of the Company's plants. These high value added films service the shrink and stretch wrap markets, both of which have high entry barriers.

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

     The Company maintains a quality control laboratory and a process control program on a 24-hour basis to monitor the quality of all packaging and woven products it manufactures. At the end of 1999, five of the Company's plants were certified under ISO-9002 quality standards program, and one has been certified under ISO-9001 quality standards program.

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

RESEARCH AND DEVELOPMENT; NEW PRODUCTS

     Prior to 1992, research and development consisted of activities related to adapting new technologies as they emerged within the various manufacturing environments. Management decided to embark upon a program, beginning in 1992, to develop new manufacturing processes, to enhance product performance and to develop new products throughout the Company. In 1994, the Company emphasized developing products for existing markets, and in 1996 established a corporate research and development group to undertake development of new products. Research and development expenses in 1997, 1998 and 1999 totaled $1,456,000, $3,059,000 and $3,901,000, respectively.

     The Company currently has two active research and development programs; one primarily focused on tape products and the other supporting the film, woven fabric, and FIBC development. These programs have been instrumental in the development of numerous new products including STRETCHFLEX-Registered Trademark-5L and EXLFILMPLUS LTG, which were rolled out during the later part of 1999. Additionally, these teams have developed several new products which will be launched during 2000. The Company believes that the development of these products will allow the Company to expand into the specialty film market which previously was not accessible using conventional products. Research and development is an important factor generating internal growth for the Company.

TRADEMARKS AND PATENTS

     The Company markets its tape products under the registered trademark INTERTAPE-Registered Trademark- and various private labels. The Company's valve or open mouth bags are marketed under the registered trademark NOVA-PAC-Registered Trademark-. Its woven polyolefin fabrics are sold under the registered trademark NOVA-THENE-Registered Trademark-. Its shrink wrap is sold under the trademark EXLFILM-TM-. Its stretch films are sold under the trademark STRETCHFLEX-Registered Trademark-. FIBC's are sold under the trademarks LeGRAND

SACK-Registered Trademark- and CAJUN-Registered Trademark- BAGS. The Company has approximately seventy-two registered trademarks, principally in the United States and Canada, including trademarks acquired from American Tape, Anchor, Rexford and CPC. The Company does not have, nor does management believe it important to the Company's business to have, patent protection for its carton sealing tape products. However, the Company has pursued patents in select areas where unique products offer a competitive advantage in profitable markets, primarily in woven products and shrink wrap. The Company currently has twenty-five patents and approximately fifteen patents pending.

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

     MICHIGAN FACILITY

     The Company's environmental due diligence review conducted in 1997 in connection with its acquisition of American Tape revealed certain issues associated with American Tape's use of chemical solvents, primarily toluene, at the Marysville, Michigan, facility in the manufacturing process. Management undertook a comprehensive plan of investigation and remediation at the facility, with the remediation nearly complete. The Company expects the full cost of remediation to be funded through amounts available under a $2 million escrow fund established by the sellers at closing.

     In addition, the Marysville, Michigan, facility emits toluene and other pollutants. Approximately 95% of the toluene used is recaptured under existing solvent recovery systems or controlled by the regenerative thermal oxidizer pollution control system. The facility's emissions are within the current permitted limitations, and the Company believes that these emissions will meet the Maximum Available Control Technology requirements, which are expected to come into effect in late 2003, although some additional testing or modifications at the facility may be required.

     The Company believes that ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations.

EMPLOYEES

     As of May 1, 2000, the Company employed approximately 2,795 people, 718 of whom held either sales-related, operating or administrative positions and 2,077 of whom were employed in production. These figures reflect the majority of the staff reductions effectuated by the Company in April, 2000. Approximately 66 hourly employees at the Montreal plant are unionized and are subject to a collective bargaining agreement expiring in November 2002. Approximately 113 hourly employees at the Edmundston plant became unionized in February 1997 and are subject to a collective bargaining agreement which expires in October 2000. Approximately 70 hourly employees at the Green Bay plant are unionized and are subject to a collective bargaining agreement which expires on February 28, 2004. Approximately 194 hourly employees at the Marysville plant are unionized and subject to a collective bargaining agreement which expires in May 2002. Approximately 167 hourly employees at the Menasha plant are unionized and subject to a collective bargaining agreement which expires July 31, 2003. Finally, approximately 50 hourly employees at the Carbondale plant are unionized and subject to a collective bargaining agreement which expires March 2, 2001. The Company has never experienced a work stoppage and considers its employee relations to be satisfactory.

SPINNAKER ELECTRICAL TAPE COMPANY AND CENTRAL PRODUCTS COMPANY ACQUISITIONS

     On July 30, 1999, the Company acquired substantially all of the assets of Spinnaker Electrical Tape Company ("SETco"), a subsidiary of Spinnaker Industries, Inc. ("Spinnaker"). SETco is an Illinois manufacturer of pressure-sensitive industrial electrical tapes. The acquisition included a 55-acre facility in Carbondale, Illinois.

     On August 9, 1999, the Company acquired 100% of the outstanding shares of Central Products Company ("CPC"), also a subsidiary of Spinnaker. CPC is a manufacturer of both pressure-sensitive and water-activated carton sealing tapes sold primarily to industrial distributors.

     The total cash considerations and estimated transaction costs for both of these acquisitions on a combined basis was approximately $108.1 million. In addition, Spinnaker received 300,000 five-year warrants to purchase the Company's Common Shares at a price per share of $29.50.

     The acquisition of SETco and CPC has expanded the Company's existing product lines. As a result of the acquisitions, the Company anticipates cost reductions for both its water-activated and pressure-sensitive carton sealing tapes. Also, the CPC facility provides the Company needed capacity in hot melt coating and solvent rubber products to form a basis for continued growth in these products. In addition, the Company believes that the new manufacturing capability and technology obtained as a result of the acquisition of SETco combined with the Company's high temperature resistant products manufactured in the Company's Marysville, Michigan, facility will provide the Company access to new markets.

     Finally, the Company's acquisitions have positioned the Company as a stronger supplier of industrial tape, second only, in the estimation of management, to 3M in North America, with the additional capability to provide shrink and stretch wrap, a product line 3M does not offer. The Company's status as a low-cost, high value added single source supplier to its individual distributor customer base should lead to continued strong sales growth in the intermediate future.

ITEM 2.   DESCRIPTION OF PROPERTY.

     The following table sets forth the principal manufacturing and distribution facilities owned or leased by the Company as at December 31, 1999:

                                                                                    Area
      Location                 Use                        Products                (sq. ft.)              Title
--------------------    -----------------    ---------------------------------    ---------    -------------------------
UNITED STATES:

Bradenton, Florida      Corporate Offices    N/A                                    20,800     Owned

Brighton, Colorado      Manufacturing        Pressure-sensitive carton sealing     211,000     Leased to 2014
                                             tapes

Carbondale, Illinois    Manufacturing        Pressure-sensitive tapes              193,500     Leased for $1 per acre per
                                             electrical/electronic                             year until 2092 with a 99-
                                                                                               year extension option

                                                                                    Area
      Location                 Use                        Products                (sq. ft.)              Title
--------------------    -----------------    ---------------------------------    ---------    -------------------------
Columbia, South         Manufacturing and    Pressure-sensitive masking and        490,000     Owned
Carolina                distribution         duct tapes

Danville, Virginia      Manufacturing and    Carton sealing tape,                  281,000     Owned
                        Distribution         STRETCHFLEX-Registered Trademark-
                                             acrylic coating

Denver, Colorado        Warehouse            Storage for finished goods            100,000     Leased on 6-month basis

Green Bay, Wisconsin    Manufacturing and    Water-activated adhesive tapes        156,000     Owned
                        Distribution

Marysville, Michigan    Manufacturing        High performance masking,             250,000     Owned
                                             filament tape, and specialty
                                             pressure-sensitive tape

Menasha, Wisconsin      Manufacturing        Water-activated adhesive tapes        195,000     Owned

Rayne, Louisiana        Manufacturing and    FIBCs                                  78,000     Leased to September 2000
                        Distribution

Richmond, Kentucky      Manufacturing and    Carton sealing, masking and           200,000     Owned
                        Distribution         reinforced tape

Tampa, Florida          Corporate offices    Display and crate operations            4,000     Leased to February 2003

Tremonton, Utah         Manufacturing and    EXLFILM-TM-,                          115,000     Owned
                        Distribution         STRETCHFLEX-Registered Trademark-


CANADA:

Edmundston, New         Manufacturing        FIBCs                                  65,000     Owned
Brunswick

Lachine, Quebec         Manufacturing        Carton sealing equipment               13,000     Leased to July 2000

St. Laurent, Quebec     Slitting,            Carton sealing tape                    60,000     Leased March 2001
                        Warehouse and
                        Corporate
                        Headquarters

St. Laurent, Quebec     Manufacturing and    Carton sealing tape                    25,000     Owned
                        Distribution

Truro, Nova Scotia      Manufacturing        Woven products,                       260,000     Owned
                                             EXLFILM-TM-


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

ITEM 4.   CONTROL OF REGISTRANT.

     To the knowledge of the Company, there is no person who, or corporation that, beneficially owns or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation.

     As of May 17, 2000, the directors and officers of the Company as a group owned beneficially, directly or indirectly, 1,253,973 Common Shares, representing approximately 4% of all Common Shares outstanding.

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

ITEM 5.   NATURE OF TRADING MARKET.

     The Company's Common Shares currently trade on the New York Stock Exchange and The Toronto Stock Exchange under the symbol "ITP". The Common Shares were listed on The Toronto Stock Exchange on January 6, 1993. The Company's Common Shares were listed on the American Stock Exchange until August 23, 1999, at which time they were listed on the New York Stock Exchange. The Common Shares are not traded on any other exchanges. Prior to the February 21, 1992 initial public offering of Common Shares, there was no public market for such shares. As of May 16, 2000, 26% of the Company's Common Shares are held in the United States by 53 record holders in the United States.

     The following table sets forth high and low sales price information for trading of the Common Shares on the American Stock Exchange in 1998 and on the New York Stock Exchange in 1999:


     Period              High      Low
     ------              -----    -----

     1st Quarter 1998    24.00    20.62
     2nd Quarter 1998    24.00    20.12
     3rd Quarter 1998    25.38    18.12
     4th Quarter 1998    25.50    16.25

     Period              High      Low
     ------              -----    -----

     1st Quarter 1999    27.25    24.87
     2nd Quarter 1999    29.62    25.87
     3rd Quarter 1999    33.37    27.12
     4th Quarter 1999    29.00    23.56

     The following table sets forth high and low sales price information for trading of the Common Shares on The Toronto Stock Exchange in 1998 and 1999:

     Period              High      Low
     ------              -----    -----
                         CDN.$    CDN.$

     1st Quarter 1998    34.00    30.00
     2nd Quarter 1998    35.00    29.00
     3rd Quarter 1998    38.28    25.75
     4th Quarter 1998    39.00    25.75

     Period              High      Low
     ------              -----    -----
                         CDN.$    CDN.$

     1st Quarter 1999    41.75    37.25
     2nd Quarter 1999    44.25    38.00
     3rd Quarter 1999    49.50    39.85
     4th Quarter 1999    42.80    34.50

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

ITEM 7.   TAXATION.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS APPLICABLE TO U.S. RESIDENTS

     The following is a summary of the principal Canadian federal income tax considerations generally applicable to a person who is a U.S. Holder. In this summary, a "U.S. Holder" means a person who, for the purposes of the CANADA-UNITED STATES INCOME TAX CONVENTION (1980) (the "Convention"), is a resident of the United States for purposes of the Convention and who, for the purposes of the INCOME TAX ACT (Canada) (the "Canadian Tax Act"), deals at arms's length with the Company, does not use or hold and is not deemed to use or hold the Common Shares in carrying on business in Canada and who holds his Common Shares as capital property. Generally, Common Shares will be considered to be capital property to a U.S. Holder provided the U.S. Holder does not hold the Common Shares in the course of carrying on a business and has not acquired the Common Shares in one or more transactions considered to be an adventure or concern in the nature of trade. This summary is not applicable to a U.S. Holder that is a "financial institution" for purposes of the mark-to-market rules in the Canadian Tax Act and to Insurers who carry on an insurance business in Canada and elsewhere whose Common Shares are "designated insurance property."

     The summary is based upon the Convention, the current provisions of the Canadian Tax Act, the regulations thereunder, and proposed amendments to the Canadian Tax Act and regulations publicly announced by or on behalf of the Minister of Finance, Canada, prior to the date hereof. It does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action. The discussion does not take into account the tax laws of the various provinces or territories of Canada. It is intended to be a general description of the Canadian federal income tax considerations and does not take into account the individual circumstances of any particular shareholder. This summary is of a general nature only and U.S. Holders should consult their own tax advisors with respect to the income tax consequences to their holding and disposing of Common Shares having regard to their particular circumstances.

     DIVIDENDS

     U.S. Holders will be subject to a 15% withholding tax on the gross amount of dividends paid or credited or deemed to be paid or credited to them by the Company. In the case of a U.S. Holder that is a corporation which beneficially owns at least 10% of the voting stock of the Company, the applicable withholding tax rate on dividends is 5%.

     A purchase of Common Shares by the Company (other than a purchase in the open market in the manner in which shares are normally purchased by a member of the public) will give rise to a deemed dividend equal to the amount paid by the Company on the purchase in excess of the paid-up capital of such shares, determined in accordance with the Canadian Tax Act. Any such deemed dividend will be subject to non-resident withholding tax, as described above, and will reduce the proceeds of disposition to a holder of Common Shares for the purposes of computing the amount of his capital gain or loss arising on the disposition.

     DISPOSITIONS

     A U.S. Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain arising on a disposition of Common Shares (including on a purchase by the Company) unless such shares constitute taxable Canadian property and the U.S. Holder is not entitled to relief under the Convention. Generally, Common Shares will not constitute taxable Canadian property of a U.S. Holder unless, at any time during the five year period immediately preceding the disposition of the Common Shares, the U.S. Holder, persons with whom the U.S. Holder did not deal at arm's length or the U.S. Holder together with such persons, owned, had an interest or option in respect of, or otherwise had a right to acquire, not less than 25% of the issued shares of any class or series of the capital stock of the Company. In any event, under the Convention, gains derived by a U.S. Holder from the disposition of Common Shares will generally not be taxable in Canada unless the value of the Company's shares is derived principally from real property situated in Canada.

     Common Shares will constitute taxable Canadian property of a U.S. Holder that is a former Canadian resident who made an election under the Canadian Tax Act to be deemed not to dispose of such shares on the U.S. Holder's departure from Canada. Such U.S. Holders may not be eligible to claim the exemption provided in the Convention for gains realized on a disposition of Common Shares if they were resident in Canada at any time during the ten year period immediately preceding the disposition.

ITEM 8.   SELECTED FINANCIAL DATA.

     Set forth below are selected and consolidated financial data for each of the years ended December 31, 1995, 1996, 1997, 1998 and 1999, which have been derived from consolidated financial statements that have been audited by Raymond Chabot Grant Thornton, General Partnership, independent chartered accountants.

     Please note, the financial statements of the Company were presented in Canadian dollars up to December 31, 1998. As a result of business acquisitions and increasing activities in the United States, the Company adopted the U.S. dollar as its reporting currency effective January 1, 1999. In accordance with generally accepted accounting principles in Canada, for periods up to and including December 31, 1998, amounts pertaining to the consolidated financial statements and notes thereto were converted into U.S. dollars using a translation of convenience with the December 31, 1998 exchange rate of CDN$1.5305 per U.S.$1.00.

     For years after December 31, 1998, the accounts of the Company's operations having a functional currency other than the U.S. dollar have been translated into the reporting currency using the current rate method as follows: assets and liabilities have been translated at the exchange rate in effect at the year end and revenues and expenses have been translated at the average rate during the year. All translation gains or losses of the Company's net equity investments in these operations have been included in the accumulated foreign currency translation adjustments account in shareholders' equity. Changes in this account for all periods presented result solely from the application of this translation method.

     Transactions denominated in currencies other than the functional currency have been translated into the functional currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the end of each year and revenues an expenses have been translated at the average exchange rate for each year; non-monetary assets and liabilities have been translated at the rates prevailing at the transaction dates. Exchange gains and losses arising from such transactions are included in earnings.

                                                           Year Ended December 31,
                                        --------------------------------------------------------
                                          1995        1996        1997        1998        1999
                                        --------    --------    --------    --------    --------
INCOME STATEMENT DATA
Amounts Under Canadian GAAP (1)
Sales                                   $147,258    $177,247    $227,553    $378,030    $569,947
Cost of Sales                            104,015     125,938     164,558     271,971     445,322
                                        --------    --------    --------    --------    --------
Gross Profit                              43,243      51,309      62,995     106,059     124,625
                                        --------    --------    --------    --------    --------
     Selling, general and
       administrative expenses            17,034      21,493      27,281      46,747      85,330
     Amortization of goodwill              1,150       1,163       1,542       3,330       5,451
     Research and development expenses       721       1,152       1,456       3,059       3,901
Financial expenses                         2,087       1,107       2,122      12,429      22,149
                                        --------    --------    --------    --------    --------
                                          20,992      24,915      32,401      65,565     116,831
                                        --------    --------    --------    --------    --------
Earnings before restructuring charges
  and income taxes                        22,250      26,394      30,594      40,494       7,794
Restructuring charges                                             17,717
                                        --------    --------    --------    --------    --------
Earnings before income taxes              22,250      26,394      12,877      40,494       7,794
Income taxes                               8,167       7,710       3,992      11,743        (304)
                                        --------    --------    --------    --------    --------
Net Earnings -- Canadian GAAP             14,083      18,684       8,885      28,751       8,098
                                        --------    --------    --------    --------    --------
                                        --------    --------    --------    --------    --------

Earnings per share -- Canadian GAAP
  Basic                                     0.67        0.77        0.36        1.14        0.29
                                            ----        ----        ----        ----        ----
                                            ----        ----        ----        ----        ----

  Fully diluted                             0.63        0.74        0.35        1.10        0.29
                                            ----        ----        ----        ----        ----
                                            ----        ----        ----        ----        ----

Net earnings -- US GAAP                   14,422      18,919       8,885      28,751       8,098
                                        --------    --------    --------    --------    --------
                                        --------    --------    --------    --------    --------

Earnings per share -- U.S. GAAP
  Basic                                     0.69        0.78        0.36        1.14        0.29
                                            ----        ----        ----        ----        ----
                                            ----        ----        ----        ----        ----

  Fully diluted                             0.65        0.75        0.35        1.10        0.29
                                            ----        ----        ----        ----        ----
                                            ----        ----        ----        ----        ----

                                                           Year Ended December 31,
                                        --------------------------------------------------------
                                          1995        1996        1997        1998        1999
                                        --------    --------    --------    --------    --------
BALANCE SHEET DATA
Amounts Under Canadian GAAP(1)
Working capital                         $ 62,510    $ 52,936    $ 50,435    $(11,313)   $ 64,229
Total assets                             196,367     227,754     397,179     622,152     815,006
Long-term debt                            35,727      41,833     150,321     209,842     336,015
Total liabilities                         66,985      75,577     233,961     427,903     533,003
Shareholders' equity                     129,382     152,177     163,412     194,249     282,003

--------------------------

(1) In certain respects, Canadian GAAP differs from US GAAP. For a more extensive discussion of the differences between Canadian GAAP and U.S. GAAP, see Note 20 to the consolidated financial statements set forth in the 1999 Annual Report to Shareholders which is attached as Exhibit 2.1 to, and incorporated by reference in, this Annual Report on Form 20-F.

     The Company has no written policy for the payment of dividends. The following table sets forth a five-year summary of dividends per share:

       DECLARATION           DIVIDEND          TOTAL            DATE
          DATE                                 PAID
       -----------           --------          -----            ----
                           CDN       U.S.      CDN$
     March 14, 1995       $ .07     $ .05    $1,400,000    March 30, 1995
     February 28, 1996     .085       .06    $2,000,000    March 22, 1996
     March 4, 1997          .10      .073    $2,500,000    March 27, 1997
     March 10, 1998        .013      .092    $3,300,000    March 31, 1998
     March 9, 1999          .16      .106    $4,500,000    April 5, 1999
     May 15, 2000           .16      .106    $4,500,000    To be paid June 8, 2000


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     Reference is made to "Management's Discussion and Analysis" on Pages 8 through 20 of Registrant's 1999 Annual Report to Shareholders, which is incorporated herein by reference and which is included as Exhibit 2.1 to this Annual Report on Form 20-F.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

     (a)  QUANTITATIVE INFORMATION ABOUT MARKET RISK

     The following table provides information about the Company's financial statements that are sensitive to changes in interest rates, which include the Company's bank indebtedness, credit facilities, and long-term debt. For long-term debt, the table presents principal cash flows and related interest by expected maturity dates.

As of December 31, 1999:

                            Expected Maturity Date
                            ----------------------
                                                                                            1999
                    2000       2001      2002     2003    2004   Thereafter    Total     Fair Value
                    ----       ----      ----     ----    ----   ----------    -----     ----------
Long-term Debt    $2,079(1)  $59,531    $1,242    $463    $422    $274,357    $338,094   $333,193(2)

-------------------------------------------------

1.   Long-term debt consists of the following:

     (a)  Series A and B Senior Notes:

          Senior unsecured U.S. Dollar notes, bearing interest at an average rate of 7.78%, payable semi-annually. The Series A $25 million notes are repayable on May 31, 2005, and the Series B $112 million notes are repayable in semi-annual amounts between November 30, 2005, and May 31, 2009.

     (b)  Senior Notes:

          Senior unsecured notes, bearing interest at 6.82%, payable semi-annually, maturing March 31, 2008.

     (c)  $8,000,000 Series 3 Notes:

          Senior unsecured U.S. Dollar notes, bearing interest at an effective rate of 8.08% (7.78% in 1998), payable semi-annually. These notes mature on June 1, 2001. The Series 1 and 2 Unsecured Notes were repaid during the year with a portion of the proceeds from the Series A and B Senior Unsecured Notes.

     (d)  Bank loan under a revolving credit facility:

          Senior unsecured U.S. dollar bank loan under a $50 million revolving credit facility maturing July 15, 2001. This loan bears interest at U.S. prime rate or LIBOR plus a premium varying from 0.4% to 0.625%. As at December 31, 1999, the effective interest rate pertaining to the bank loan was 7.0% (6.9% in 1998).

     (e)  Other Debt:

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

     The carrying amounts and fair values of the Company's long-term debt as of December 31, 1999, and 1998 are:


                      1999                          1998
         ----------------------------   ----------------------------
         Fair Value   Carrying Amount   Fair Value   Carrying Amount
         ----------   ---------------   ----------   ---------------
          $333,193       $338,094        $221,154        $211,844

     The Company's bank indebtedness consists of the utilized portion of unsecured demand and revolving bank credit facilities and cheques issued which have not been drawn from the facilities and is reduced by any cash balances.

As of December 31, 1999, the Company had:

 .    A senior unsecured bank loan under a $60 million term credit facility which matures April 1, 2000. This loan bears interest at U.S. prime rate or LIBOR plus a premium varying between 1.25% and 1.50%. As of December 31, 1999, the effective interest rate pertaining to the bank loan was approximately 8.1% and $50 million was utilized.

 .    CDN $6 million of revolving credit facilities from Canadian financial institutions of which CDN $0.4 million was utilized as at December 31, 1999.

 .    US$30 million of revolving credit facilities from U.S. and Canadian financial institutions of which US$7.8 million was utilized as at December 31, 1999.

The effective interest rate on the used portion of the revolving credit facilities was 8.0% as of December 31, 1999 (8.0% as of December 31, 1998).

FOREIGN EXCHANGE RISK MANAGEMENT

     The Company's objective in managing foreign exchange risk is to protect against cash flow and balance sheet volatility resulting from changes in foreign exchange rates. Substantially all of the Company's revenues are denominated in U.S. dollars. Long-term debt denominated in U.S. dollars exposes the Company to changes in foreign exchange rates. As of December 31, 1999, the Company did not hold any derivative instruments related to foreign currency risk.

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

FOREIGN EXCHANGE RISK MANAGEMENT

     The Company's objective in managing foreign exchange risk is to protect against cash flow and balance sheet volatility resulting from changes in foreign exchange rates. Substantially all of the company's revenues are denominated in U.S. dollars. Long-term debt denominated in U.S. dollars exposes the Company to changes in foreign exchange rates. As of December 31, 1999, the Company did not hold any derivative instruments related to foreign currency risk.

YEAR 2000

     The Company believes that all of its systems are operating and that no material Year 2000 issues have been encountered. The Company is unaware of any third party Year 2000 issues that would materially affect its financial condition or results of operations. The Company obtained Year 2000 compliance statements from its vendors, suppliers, and other third parties that do business with the Company. Nevertheless, if any Year 2000 issues presently unknown to the Company occur with respect to it or with third party products and business dependencies, the Company might experience a delay or disruption in the delivery of products which could have a material adverse impact on its financial condition and results of operations including, but not limited to, loss of revenue, increased operating costs, loss of customers or suppliers, or other significant disruptions to the Company's business.

ITEM 10.  DIRECTORS AND OFFICERS OF REGISTRANT.

     The name and office with the Company of each person who is, or has been chosen to become, a Director or executive officer of the Company as of the date hereof are set forth in the following table.


          Name                    Age      Position
          ----                    ---      --------
          Melbourne F. Yull        59      Chairman of the Board,
                                             Chief Executive Officer and Director

          Andrew M. Archibald      54      Chief Financial Officer, Secretary,
                                             Treasurer and Vice President
                                             Administration

          Joseph D. Bruno          61      Vice President, Supply Chain Management

          Jim Bob Carpenter        44      President, Woven Products

          John T. Fain             49      Vice President, Corporate Marketing

          Burgess H. Hildreth      58      Vice President, Human Resources

          James A. Jackson         51      Vice President, Chief Information Officer

          Lloyd W. Jones           62      Vice President, Procurement

          H. Dale McSween          50      President, Distribution Products

          Salvatore Vitale         36      Vice President, Finance

          Duncan R. Yull           35      Vice President Sales, Distribution
                                             Products

          Gregory A. Yull          33      President, Film Products

          Eric E. Baker            66      Director

          Gordon R. Cunningham     55      Director

          Ben J. Davenport, Jr.    57      Director

          Irvine Mermelstein       73      Director

          James A. Motley, Sr.     71      Director

          Michael L. Richards      61      Director

          L. Robbie Shaw           56      Director

MELBOURNE F. YULL, founder of the Company, has been the Chief Executive Officer and a director of the Company since 1989 and was a director of the predecessor company since 1981. He was President of the predecessor company from 1981 to 1989 and President of the Company until June, 1994. He has been Chairman of the Board since January 1995.

ANDREW M. ARCHIBALD has been Chief Financial Officer, Secretary, Treasurer and Vice President Administration since May 1995. He was Vice President Finance from May, 1995, to January 15, 1999. Prior thereto he served as Vice President, Finance and Secretary of the Company since 1989.

JOSEPH BRUNO has been Vice President, Supply Chain Management, since December, 1999. He was Vice President, Distribution Products, since September 1, 1998, and was Vice President, Sales & Marketing from April 1996.

JIM BOB CARPENTER has been President, Woven Products, since May 1, 1999.

JOHN T. FAIN has been Vice President, Corporate Marketing, since October, 1999.

BURGESS H. HILDRETH has been Vice President, Human Resources, since October,
1998.

JAMES A. JACKSON has been Vice President, Chief Information Officer, since September 1, 1998.

LLOYD W. JONES has been Vice President Procurement since December, 1999, and served as Corporate Vice President since June 1994. Previously he was
Vice President Manufacturing since 1990. He was also President and a director of International Container Systems, Inc. from 1989 to 1994. International Container was a public company which was merged with Polymer International Corp. ("PIC") in late 1994. Mr. Jones is President of PIC.

H. DALE MCSWEEN has been President, Distribution Products, since December, 1999. Prior thereto he served as Executive Vice President and Chief Operating Officer from May 1995, and Senior Vice President since 1990. From 1987 to 1989 Mr. McSween was the President and Chief Executive Officer of Polymer International (N.S.) Incorporated. The Company indirectly acquired all of the shares of Polymer International during 1989, and it became part of Intertape Polymer Inc. in January 1990 in the context of a corporate reorganization. From 1982 to 1987, Mr. McSween was the Director of Sales and Marketing of Polymer International.

SALVATORE VITALE has been Vice President Finance since September 1, 1998. He has been Controller of the Company since May 1997.

DUNCAN R. YULL, a son of Melbourne F. Yull, has been Vice President Sales Distribution Products, since December, 1999.

GREGORY A. YULL, a son of Melbourne F. Yull, has been President, Film Products, since June, 1999.

ERIC E. BAKER, has served as a director of the Company since December 1989. He was Chairman of the Board from 1989 to January 1995.

GORDON R. CUNNINGHAM has been a director of the Company since May 1998.

BEN J. DAVENPORT, JR. has been a director of the Company since June 1994.

IRVINE MERMELSTEIN, has been a director of the Company since March 1994.

JAMES A. MOTLEY, SR., has been a director of the Company since February 1992.

MICHAEL L. RICHARDS has served as a Director of the Company and its predecessor, Systems, since 1981.

L. ROBBIE SHAW has been a director of the Company since June 1994.


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

DIRECTORS' AND OFFICERS' INSURANCE

     The Company maintains directors' and officers' liability insurance covering liability, including defense costs, of directors and officers of the Company incurred as a result of acting as such directors and officers, provided they acted honestly and in good faith with a view to the best interests of the Company. The current limit of insurance is CDN $25,000,000 and an annual premium of $157,000 was paid by the Company in the last completed financial year with respect to the period from December 1999 to December 2000. Claims payable to the Company are subject to a retention of up to $250,000 per occurrence.

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

     The Company provided certain executive officers with non-cash compensation, including the use of a car or a car allowance and the reimbursement of related expenses, during the year ended December 31, 1999. Such non-cash compensation for the Company's officers did not exceed an aggregate of $50,000 for that year.

     The aggregate compensation paid by the Company for the year ended December 31, 1999, to all directors and executive officers as a group, for services in all capacities, was $2,982,288.

     The aggregate amount accrued or set aside by the Company for the year ended December 31, 1999 to provide pension, retirement or similar benefits, to all directors and executive officers as a group was $4,266,000.

     The following table sets forth all compensation paid in 1999 in respect of the individuals who were, at December 31, 1999, the Chief Executive Officer and the other four (4) most highly compensated executive officers of the Corporation (the "named executive officers").


                        Annual Compensation
                        -------------------
                                                Other Annual
     Name                Salary $    Bonus $  Compensation $(1)
     ----                --------    -------  -----------------
     M. F. Yull         CDN$668,928    -0-       CDN$164,727

     D. McSween            $288,000    -0-           $57,642

     A. M. Archibald    CDN$340,421    -0-        CDN$74,912

     K. Rogers             $160,000    -0-           $37,739

     L. W. Jones           $238,695    -0-           $10,328

---------------
(1) Perquisites and other personal benefits do not exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for any of the named executive officers. The amounts in this column related to taxable benefits on employee loans and company contribution to the pension plan.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES.

SHARE PURCHASE WARRANTS

     As partial consideration for the 1999 acquisitions of SETco and CPC, Spinnaker received 300,000 warrants to purchase the Company's Common Shares at a price per share of $29.50. The warrants expire August 9, 2004.

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

     As of December 31, 1999, there were outstanding 2,217,224 options to purchase the Company's Common Shares, of which a total of 1,552,948 options to purchase the Company's Common Shares are held by the directors and officers as a group.

     There were no individual grants of options under the Plan during the fiscal year ended December 31, 1999, to the name executives.

     The following table sets forth the exercise price and expiration date for all of the currently outstanding options:

     Number of
    Option Shares    Exercise Price      Year Granted   Expiration Date
    -------------    --------------      ------------   ---------------
                    CDN.$      U.S.$
        27,600     $ 5.035    $ 4.250    February 1992   February 2002

        70,500     $ 6.125    $ 4.813    January 1993    January 2003

       150,000     $ 7.915    $ 6.040    July 1993       October 2003

       100,000     $ 8.585    $ 6.406    December 1993   December 2003

        24,000     $10.465    $ 7.710    March 1994      March 2004

         1,600     $11.175    $ 8.260    October 1994    October 2004

        76,450     $11.175    $ 8.135    January 1995    January 2005

        39,982     $12.095    $ 8.575    March 1995      March 2005

       100,000     $14.890    $10.860    June 1995       June 2005

       267,475     $22.500    $16.300    February 1996   February 2006

        15,000     $24.780    $17.840    August 1996     August 2006

       308,588     $26.510    $19.090    May 1997        May 2003

       300,000     $29.030    $20.590    December 1997   December 2003

       281,088     $32.920    $23.260    March 1998      March 2004

         5,000     $33.900    $23.010    May 1998        May 2004

        20,000     $30.650    $19.500    September 1998  September 2004

       311,000     $25.860    $16.690    October 1998    October 2004

       104,941     $29.750    $19.300    November 1998   November 2004

        14,000     $40.670    $27.875    May 1999        May 2005

     2,217,224
     ---------
     ---------

     In addition, in 1996, certain executive officers were credited notional units, based on salary, related to the market price of the Company's Common Shares. Each such unit credited to the officers corresponded to one common share of the Company. These units did not vest for three years and were paid in full at the end of the three-year period, January 1, 1999. The value of the units fluctuated with share appreciation (and depreciation) and additional entitlements (dividend equivalents) may be awarded by the Company to compensate the holder of these units for any dividends paid to the shareholders of the Company. If employment was terminated during the three-year restriction period, the units were canceled. All notional units have vested under this plan and none remain outstanding. Payments on these units were treated as free-standing Stock Appreciation
Rights ("SARs").

     The following table sets forth each exercise of options during the fiscal year ended December 31, 1999, by the named executive officers.

           AGGREGATED OPTION EXERCISES DURING THE FISCAL YEAR ENDED
            DECEMBER 31, 1999, AND FISCAL YEAR-END OPTION VALUES

                Securities                                                        Value of
                 Acquired                                                    Unexercised Options
                    On         Aggregate    Unexercised Options at FY-End          at FY-End
                 Exercise   Value Realized               (#)                          ($)
    Name           (#)           ($)         Exercisable/Unexercisable     Exercisable/Unexercisable
    ----        ----------  --------------  -----------------------------  -------------------------
M. F. Yull          Nil          n/a              347,500 / 296,500          9,795,156 / 8,357,594

D. McSween          Nil          n/a              163,946 /  77,362          4,621,228 / 2,180,641

A. M. Archibald     Nil          n/a              155,536 /  67,150          4,384,171 / 1,892,791

K. Rogers           50,000       1,340,500         80,154 /  41,250          2,259,341 / 1,162,734

L. W. Jones         41,026       1,043,019            n/a /  72,250                n/a / 2,121,109


ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.

INDEBTEDNESS TO THE COMPANY

     Officers of the Company are currently indebted to the Company in respect of interest-free loans granted for the purpose of purchasing Common Shares of the Company upon the exercise of options. Such loans are repayable not later than September 30, 2000. As of May 17, 2000, the aggregate indebtedness of all officers to the Company entered into in connection with the purchase of Common Shares was $399,531.00. The following table summarizes the largest amount of the loans outstanding since January 1, 1999, and the amount outstanding on May 17, 2000.

                                          Largest amount
Name and Municipality                   outstanding during       Amount outstanding
of residence                        fiscal year ended 12/12/99     on May 17, 2000
---------------------               --------------------------   ------------------
Melbourne F. Yull                             $369,218                 $369,218
  Chairman of the Board and
  Chief Executive Officer
  Sarasota, Florida

H. Dale McSween                                $30,313                  $30,313
  President, Distribution Products
  Sarasota, Florida

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


                                   PART III


ITEM 15.  DEFAULTS FROM SENIOR SECURITIES.

          None Reportable


ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED
          SECURITIES.

          None Reportable

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS.

     Reference is made to the Company's Financial Statements, and the notes thereto, together with the Auditors' Report, on pages 21 through 46 of Registrant's 1999 Annual Report to Shareholders which is incorporated herein by reference and which is included as Exhibit 4 to this Annual Report on Form 20-F, and to the Financial Statement Schedules, together with the Auditor's Report thereon, included as part of this Annual Report on Form 20-F.

ITEM 18.  FINANCIAL STATEMENTS.

          Not Applicable

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS.

          (a)  (1)  Financial Statements              Page(s)

               Auditors' Report                       21    *
               Consolidated Earnings                  22    *
               Consolidated Retained Earnings         22    *
               Consolidated Cash Flows                23    *
               Consolidated Balance Sheets            24    *
               Notes 1-20 to the Financial
                    Statements                        25-46 *

          (b)  Exhibits

               1.1 Second Amendment to Restated Credit Agreement dated as of January 22, 1999

               1.2 Third Amendment to Restated Credit Agreement with Comerica Bank dated as of May 17, 1999

               1.3 Fourth Amendment to Restated Credit Agreement with Comerica Bank dated as of July 15, 1999

               1.4 Second Restated Revolving Credit Agreement with Comerica Bank dated as of September 30, 1999

               2.1  Registrant's 1999 Annual Report to Shareholders

               2.2 Stock Purchase Agreement between Intertape Polymer Group Inc. and Spinnaker Industries, Inc., dated as of April 9, 1999

               2.3 Asset Purchase Agreement between Intertape Polymer Group Inc., Spinnaker Electrical Tape Company, and Spinnaker Industries, Inc., dated as of April 9, 1999

               2.4 IPG Holdings LP and Intertape Polymer Group Inc. Note Agreement dated as of July 1, 1999

               2.5 Prospectus regarding public offering of 3,000,000 Common Shares which closed March 16, 1999

               3.   Auditors' Report

               4.   Consent of Independent Accountants

-----------------------------

* The financial statements filed as part of this report are incorporated herein by reference to the 1999 Annual Report to Shareholders which is included as Exhibit 2.1 to this Annual Report on Form 20-F. References to page numbers are references to the applicable page in the 1999 Annual Report.

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

                                       INTERTAPE POLYMER GROUP INC.
                                           (Registrant)



                                       /s/ Andrew M. Archibald, C.A.
                                       ---------------------------------------
                                                   (Signature)

                                       Name:  Andrew M. Archibald, C.A.
                                       Title: Chief Financial Officer,
                                              Secretary, Treasurer, and
                                              Vice President Administration


Date: May 19, 2000

                                  Exhibit Index

          1.1 Second Amendment to Restated Credit Agreement dated as of January 22, 1999

          1.2 Third Amendment to Restated Credit Agreement with Comerica Bank dated as of May 17, 1999

          1.3 Fourth Amendment to Restated Credit Agreement with Comerica Bank dated as of July 15, 1999

          1.4 Second Restated Revolving Credit Agreement with Comerica Bank dated as of September 30, 1999

          2.1  Registrant's 1999 Annual Report to Shareholders

          2.2 Stock Purchase Agreement between Intertape Polymer Group Inc. and Spinnaker Industries, Inc., dated as of April 9, 1999

          2.3 Asset Purchase Agreement between Intertape Polymer Group Inc., Spinnaker Electrical Tape Company, and Spinnaker Industries, Inc., dated as of April 9, 1999

          2.4 IPG Holdings LP and Intertape Polymer Group Inc. Note Agreement dated as of July 1, 1999

          2.5 Prospectus regarding public offering of 3,000,000 Common Shares which closed March 16, 1999

          3.   Auditors' Report

          4.   Consent of Independent Accountants