Form 20-F
period 2000-12-31
INTERTAPE POLYMER GROUP INC
filed 2001-05-18
CIK 880224

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 40-F
                 ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal Year ended December 31, 2000

                        Commission file number:  1-10928

                          INTERTAPE POLYMER GROUP INC.
             (Exact name of Registrant as specified in its charter)

                                     Canada
                (Jurisdiction of incorporation or organization)

   110E Montee de Liesse, St. Laurent, Quebec H4T 1N4 Canada (514) 731-0731 (Address and telephone number of Registrant's principal executive offices)

     Burgess H. Hildreth, 3647 Cortez Road West, Bradenton, Florida, 34219
                                 (941) 727-5788
 (Name, address and telephone number of Agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:                 Name of each exchange on which registered:

Common Shares, without nominal or    New York Stock Exchange
par value                            The Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act                   -NONE-

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:       -NONE-

For annual reports, indicate by check mark the information filed with this form:

  [X]  Annual Information Form        [X]  Audited Annual Financial Statements

The number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 2000 is:

                        28,211,179      Common Shares
                           -0-          Preferred Shares

     Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                          Yes  [ ]         No     [X]

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes  [X]         No     [ ]

                                 EXHIBIT INDEX

Exhibit No.                    Description                                            Page No.
-----------                    -----------                                            --------
    1                Annual Information Form dated May 18, 2001.......................     4

    2                2000 Annual Report, including:
                        Audited Annual Financial Statements (Pg. 19)
                        Management's Discussion and Analysis for 2001 (Pg. 6).........    33

    3                Auditor's Consent................................................    77

                                       3