Form 40-F
INTERTAPE POLYMER GROUP INC
filed 2002-05-21
CIK 880224

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 40-F

                 ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year ended December 31, 2001

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

The number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 2001 is:

                            28,506,110 Common Shares
                              -0- Preferred Shares

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

                             Yes [X]      No [ ]

                                  EXHIBIT INDEX


    Exhibit No.                                      Description                                           Page No.
    -----------                                      -----------                                           --------

         1            Annual Information Form dated May 21, 2002........................................       -4-

         2            Consent of Independent Accountants ...............................................      -33-

         3            Credit Agreement dated December 20, 2001..........................................      -34-

         4            Amended and Restated Note Agreement dated
                         December 20, 2001 (US$137,000,000 Senior Secured Notes due March 31, 2008).....     -134-

         5            Amended and Restated Note Agreement dated
                         December 20, 2001 (US$25,000,000 Senior Secured Notes, Series A,
                         Due 2005; US$112,000,000 Senior Secured Notes, Series B, Due 2009).............     -226-

         6            2001 Annual Report, including:
                         Audited Annual Consolidated Financial Statements (Pg. 19)
                         Management's Discussion and Analysis for 2001 (Pg. 6)..........................     -319-