Form 40-F
period 2002-12-31
INTERTAPE POLYMER GROUP INC
filed 2003-05-20
CIK 880224

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 FORM 40-F
               ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE
                     SECURITIES EXCHANGE ACT OF 1934

                 For the Fiscal Year ended December 31, 2002

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

    Burgess H. Hildreth, 3647 Cortez Road West, Bradenton, Florida, 34219
                               941) 727-5788
(Name, address and telephone number of Agent for service in the United States)

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

 X Annual Information Form                X Audited Annual Financial Statements

The number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 2002 is:

			33,821,074      Common Shares
			       -0-      Preferred Shares

      Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                      Yes _______             No     X

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                      Yes    X      		No _______

Undertaking.

     Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Controls and Procedures.

     The Registrant maintains disclosure controls and procedures designed to ensure that information required to be disclosed in the Registrant's filings under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. The principal executive officer and the principal financial officer of the Registrant, under the supervision and with the participation of Management, have evaluated the effectiveness of the Registrant's disclosure controls and procedures within ninety days prior to the filing of this Form 40-F and have concluded that Registrant's disclosure controls and procedures are adequate and effective to accomplish the purpose for which they were designed.

     Subsequent to the date of such evaluation, there were no significant changes in the Registrant's internal controls or any other factors that could significantly affect Registrant's internal controls. Further, there were no significant deficiencies or material weaknesses in Registrant's internal controls requiring corrective actions.

Signature.

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

                                   INTERTAPE POLYMER GROUP INC.
                                        (Registrant)


                                   /s/ Andrew M. Archibald
                                         (Signature)

                                   Name: Andrew M. Archibald, C.A.
                                   Title: Chief Financial Officer,
                                   Secretary, Vice President, Administration


Date: May 16, 2003

                                   CERTIFICATIONS

	I, Melbourne F. Yull, Chairman of the Board and Chief Executive Officer of Intertape Polymer Group Inc., certify that:

     1. I have reviewed this annual report on Form 40-F of Intertape Polymer Group Inc.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

     4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

          a. Designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. Evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date")" and

          c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (and persons performing the equivalent function):

          a. All significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

          b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

     6. The Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                       By  /s/ Melbourne F. Yull
                                           Melbourne F. Yull, Chairman of
                                           the Board and Chief Executive
                                           Officer

Date: May 16, 2003
_______________________________________________________________________________

     I, Andrew M. Archibald, Chief Financial Officer, Secretary, and Vice President, Administration of Intertape Polymer Group Inc., certify that:

     1. I have reviewed this annual report on Form 40-F of Intertape Polymer Group Inc.;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this annual report;

     4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Registrant and have:

          a. Designed such disclosure controls and procedures to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. Evaluated the effectiveness of the Registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date")" and

          c. Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the Registrant's auditors and the audit committee of Registrant's board of directors (and persons performing the equivalent function):

         a. All significant deficiencies in the design or operation of internal controls which could adversely affect the Registrant's ability to record, process, summarize and report financial data and have identified for the Registrant's auditors any material weaknesses in internal controls; and

     b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal controls; and

     6. The Registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


                                    By: /s/ Andrew M. Archibald
                                        Andrew M. Archibald, Chief Financial
                                        Officer, Secretary, Vice President,
                                        Administration

Date: May 16, 2003

                              EXHIBIT INDEX
Exhibit No.                   Description                            Page No.
    1           Annual Information Form dated May 16, 2003               8

    2           Consent of Independent Chartered Accountants            36

    3           Certification pursuant to 18 U.S.C. Section 1350,
                  as enacted pursuant to Section 906 of the
                  U.S. Sarbanes-Oxley Act of 2002                       37

    4           2002 Annual Report, including:
                  Audited Annual Consolidated Financial
                  Statements (Pg. 22)
                  Management's Discussion and Analysis for
                  2002 (Pg. 10)

    5           Notice of Annual and Special Meeting of Shareholders
                  and Management Proxy Circular

    6           First Amending Agreement dated as of December 20, 2002,
                  to Credit Agreement dated as of December 20, 2001

    7           Second Amending Agreement dated as of March 14, 2003, to
                  Credit Agreement dated as of December 20, 2001

    8           Amendment No. 1 dated as of December 20, 2002 to
                  Amended and Restated Note Agreement dated
                  December 20, 2001 (US$137,000,000 Senior
                  Secured Notes due March 31, 2008)

    9           Amendment No. 2 dated as of March 28, 2003 to Amended
                  and Restated Note Agreement dated December 20, 2001
                  (US$137,000,000 Senior Secured Notes due
                  March 31, 2008)

   10           Amendment No. 1 dated as of December 20, 2002, to Amended
                  and Restated Note Agreement dated December 20, 2001
                  (US$25,000,000 Senior Secured Notes, Series A, Due 2005;
                  (US$112,000,000 Senior Secured Notes, Series B, Due 2009)

   11           Amendment No. 2 dated as of March 28, 2003, to Amended and
                  Restated Note Agreement dated December 20, 2001
                  (US$25,000,000 Senior Secured Notes, Series A,
                  Due 2005; US$112,000,000 Senior Secured Notes,
                  Series B, Due 2009)

                                       -7-

                                    EXHIBIT 1




Item 1.









                          INTERTAPE POLYMER GROUP INC.


                            ANNUAL INFORMATION FORM

                     For the Year ended December 31, 2002



                            Dated:  May 16, 2003

                         INTERTAPE POLYMER GROUP INC.
                           ANNUAL INFORMATION FORM

                             Table of Contents

                                                                    Page
Item 1. Cover Page                                                    8

Item 2. Corporate Structure                                          11

        2.1   Name and Incorporation                                 11
	2.2   Intercorporate Relationships                           11

Item 3. General Development of the Business                          12

        3.1   Three Year History                                     12
        3.2   Significant Acquisitions and Significant Dispositions  14
        3.3   Trends                                                 15
        3.4   Cautionary Statements and Risk Factors                 15

Item 4.	Narrative Description of the Business                        19

              General                                                19
              Products                                               20
              Sales and Marketing                                    24
              Manufacturing; Quality Control                         25
              Equipment and Raw Materials                            26
              Research and Development; New Products                 26
              Trademarks and Patents                                 26
              Competition                                            27
              Environmental Regulation                               27
              Employees                                              28
              Description of Property                                28

Item 5.	Selected Consolidated Financial Information                  29

        5.1   Annual Information                                     29
        5.2   Dividends                                              30

Item 6. Management's Discussion and Analysis                         30

                                   -9-

Item 7. Market For Securities                                        30

Item 8. Directors and Officers                                       31

Item 9. Additional Information                                       35

                                   -10-

Item 2. Corporate Structure

     2.1  Name and Incorporation

     The business of Intertape Polymer Group Inc. ("Intertape Polymer Group" or the "Company") was established by Melbourne F. Yull, Intertape Polymer Group's Chairman of the Board and Chief Executive Officer, when Intertape Systems Inc., a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal. Intertape Polymer Group was incorporated under the Canada Business Corporations Act on December 22, 1989 under the name "171695 Canada Inc." On October 8, 1991, the Company filed a Certificate of Amendment changing its name to "Intertape Polymer Group Inc." A Certificate of Amalgamation was filed by the Company on August 31, 1993, and the Company was amalgamated with EBAC Holdings Inc. In February 1992, Intertape Polymer Group completed an initial public offering of its common shares at the offering price of $5.035 (US$4.25)(after giving effect to a 2:1 stock split on June 4, 1996). The Company completed a second public offering of its common shares in Canada and the United States in October 1995, at the offering price of $9.88 (US$7.30) (after giving effect to a 2:1 stock split on June 4, 1996). The Company then completed a public offering of 3,000,000 of its common shares in Canada on a "bought deal" basis in March 1999, at the offering price of $40.25 (US$26.31) per share. In March 2002, the Company completed a public offering of 5,100,000 of its common shares in Canada on a "bought deal" basis at the offering price of $15.50 (US$9.71) per share.
The shareholders, at the Company's June 11, 2003 annual and special meeting will vote on the replacement of the Company's By-Law No. 1 with a new General By-Law 2003-1. The intent of the replacement by-law is to conform the Company's general by-laws with amendments to the Canadian Business Corporations Act enacted since the adoption of the general by-laws and to simplify the governance of the Company.

     2.2  Intercorporate Relationships

     Intertape Polymer Group is a holding company which owns various operating companies in the United States and Canada. Intertape Polymer Inc., incorporated under the Canada Business Corporations Act ("IPI"), is the principal operating company for the Company's Canadian operations.
Intertape, Inc., a Virginia corporation, formerly known as Intertape Polymer Corp. ("IPC"), is the principal operating company for the Company's United States and international operations.

     The table below lists for each of the subsidiaries of the Company their respective place of incorporation and the percentage of voting securities beneficially owned or over which control or direction is exercised directly or indirectly by Intertape Polymer Group. Certain subsidiaries, each of which represents not more than ten percent of consolidated assets and not more than ten percent of consolidated sales and operating revenues of the Company, and all of which, in the aggregate, represent not more than twenty percent of total consolidated assets and total consolidated sales and operating revenues of the Company at December 31, 2002, have been omitted.

          Corporation	             Place of             Percentage of
                                  Incorporation        Ownership or Control
Intertape Polymer Group Inc.         Canada                    Parent
Intertape Polymer Inc.               Canada                    100%
IPG Financial Services Inc.          Delaware                  100%
IPG Holding Company of Nova Scotia   Nova Scotia               100%
IPG Finance LLC                      Delaware                  100%
Intertape Inc.                       Virginia                  100%
Central Products Company             Delaware                  100%
Intertape Polymer Corp.              Delaware                  100%
IPG Administrative Services Inc.     Delaware                  100%
Intertape Woven Products Services
  S.A. de                            Mexico                    100%
IPG Holdings LP                      Delaware                  100%
Polymer International Corp.          Virginia                  100%
IPG (US) Inc.                        Delaware                  100%
IPG (US) Holdings Inc.               Delaware                  100%
IPG Technologies Inc.                Delaware                  100%

Item 3.	General Development of the Business

     3.1   Three Year History

     The Company commenced operations in 1981 and since has evolved into a recognized leader in the development and manufacture of specialized polyolefin plastic and paper packaging products and related packaging systems. Until recently, Intertape Polymer Group's business strategy has been one of growth. Commencing in the mid-1990's, the Company made several strategically important acquisitions to further its business plan to either develop or acquire new products to complete the "basket of products" approach to the Company's markets. Set forth below are the Company's most recent principal acquisitions, including its last acquisition as of August 31, 2000, when the Company purchased the assets of Olympian Tape Sales, Inc. d/b/a United Tape Company, which distributed various packaging products into the retail market. This acquisition established Intertape Polymer Group in the North American retail market and accelerated the development of this important channel of distribution.

                                 Completed Acquisitions
Year	Annual Cost of
         Acquisitions       Company                 Location            Products
      (US$ in millions)
1996	$  5.3          Tape, Inc.                Green Bay, Wisconsin       Water-activated
                                                                             packaging tapes

1997    $ 42.9          American Tape Co.         Marysville, Michigan       Pressure-sensitive
                                                  Richmond, Kentucky         tapes, masking tapes

1998    $113.2          Anchor Continental, Inc.  Columbia, South Carolina   Pressure-sensitive
                        Inc.                                                 tapes, masking and
                                                                             duct tapes

                        Rexford Paper Company     Milwaukee, Wisconsin       Pressure-sensitive
                                                                             and water-activated tapes

1999    $111.3          Central Products Company  Menasha, Wisconsin         Pressure-sensitive
                                                  Brighton, Colorado         and water-activated
                                                                             carton sealing tapes

                        Spinnaker Electrical Tape                            Pressure-sensitive
                        Company                   Carbondale, Illinois       electrical tapes

2000    $ 32.2(subject
        to adjustment)  Olympian Tape Sales, Inc. Cumming, Georgia           Distribution of
                                                                             packaging products

     Since its last acquisition in 2000, the Company has transitioned from a period of rapid expansion to a period of operational consolidation and debt reduction. The Company has focused on implementing improvements aimed both at realizing the benefits of past acquisitions and optimizing the Company's efficiency and quality, including the completion of the integration of the information systems and customer service departments of its previously acquired companies. In 2001, the Company completed the implementation of its Regional Distribution Centers ("RDCs"). The streamlined operations of the five RDCs permitted the Company to close the approximately twenty-five leased warehouse facilities it was maintaining and consolidate product shipments through the RDCs. During 2002, the Company continued to monitor the operations of its RDCs and has re-assessed its overall RDC strategy. As a result, in its ongoing efforts to attain maximum efficiency, the Company has recently announced that it will consolidate three RDCs into a new facility in Danville, Virginia, adjacent to its existing manufacturing operations. This should result in higher product stock availability culminating in greater efficiencies and additional cost reductions for the Company.

     During 2001, Intertape Polymer Group took various cost reduction initiatives including reducing support functions and implementing organizational changes and plant rationalizations. This initiative included the closure of the Company's Flexible Intermediate Bulk Container (FIBC) manufacturing plant in Rayne, Louisiana, and expansion of its Mexican operations.

     In its efforts to remain a low cost producer, in 2002 the Company completed the consolidation of its U.S. based operations for FIBC production into its Piedras Negras facility in Mexico. The Company's facility located in Piedras Negras, Mexico, 150 miles southwest of San Antonio, Texas, is in an industrial park with adjacent buildings that will permit future growth, if required. The Company is the second largest producer of FIBCs in North America and this move reflects the Company's commitment to increase FIBC production from lower cost sources.

     During 2002, the Company continued its participation in one joint venture, Fibope Portuguesa-Filmes Biorientados, S.A. ("Fibope"). Fibope produces shrink films in Portugal for the European market and has doubled its manufacturing capacity since 1995.

     Until 1998, the majority of the Company's growth came from the sale of internally developed products. The acquisitions in 1998 and thereafter further increased capacities and internal growth has also continued. The Company's Utah manufacturing facility, a 115,000 square foot plant, became operational in June 1998, was expanded in 1999, and was expanded further in 2001. Consistent with the Company's strategy, this plant is acting not only as a producer of shrink and stretch films, but also as a distribution center for all of the Company's products with the goal to increase sales in the western United States and western Canada.

     In December, 2001, Intertape Polymer Group completed the refinancing of both its bank credit facilities and long-term debt. The Company and its subsidiaries entered into a Credit Agreement dated December 20, 2001, providing for revolving credit facilities in the aggregate amount of up to US$145 million secured by all of the Company's tangible and intangible assets. Further, the Company entered into Amended and Restated Note Agreements each dated December 20, 2001, with respect to its US$137.0 million Senior Notes and US$137.0 million Series A and B Senior Notes, increasing the interest rates and granting the noteholders a security interest in the tangible and intangible assets of the Company. During 2001, Intertape Polymer Group reduced its short-term debt by US$12.9 million and long-term debt by US$9.6 million. During 2002, the Company further reduced its debt under the credit facilities and long-term notes by US$69.7 million ending the year with a balance of US$321.3 million. Also in 2002, as a result of the Company's continued commitment to further debt reductions, its lenders amended the debt agreements to provide for less restrictive financial covenants. Such Amendments are attached to Form 40-F as Exhibits 6 through 11, inclusive, to which this Annual Information Form is attached as Exhibit 1.

     Pursuant to the requirements of the Canadian Institute of Chartered Accountants, which are comparable to the applicable U.S. standards, Intertape Polymer Group performed a goodwill impairment test as of December 31, 2002, which resulted in a one-time non-cash charge to operating expenses of $70.0 million. In March, 2003, the bankers and noteholders further amended the Company's financial covenants to accommodate this impairment and the Company does not anticipate any impact on continuing operations.

     3.2  Significant Acquisitions and Significant Dispositions

     While future acquisitions are possible and part of the Company's strategy for growth, no favorable opportunities presented themselves during 2002, and thus, no significant acquisitions were made. The Company also did not make any significant dispositions during 2002.

     3.3  Trends

     The Company anticipates that its gross profits and gross margins should continue to improve during 2003 based on certain factors. First, the Company intends to proceed with the implementation of additional cost reduction programs, as well as reaping the financial benefits of those already in place. One area the Company will address in 2003 is its overcapacity with respect to water-activated tape products. As a result of a continuing decline in demand for those products, Intertape Polymer Group will continue to carefully evaluate its costs and opportunities for savings. Second, the Company believes it will be able to accommodate increases in sales volume without the need for additional capital expansion. The Company has already notified its customers of impending price increases which, combined with other initiatives, such as sourcing initiatives, formulation changes and waste reduction programs, should enable Intertape Polymer Group to enhance the difference between its material costs and selling prices. Lastly, the Company plans to continue to reduce its debt in 2003.

     3.4  Cautionary Statements and Risk Factors

     This Annual Information Form, including the Management's Discussion & Analysis incorporated herein by reference, contains certain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") concerning, among other things, discussions of the business strategy of Intertape Polymer Group and expectations concerning the Company's future operations, liquidity and capital resources. When used in this Annual Information Form, the words "anticipate", "believe", "estimate", "expect" and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements, including statements regarding intent, belief or current expectations of the Company or its management, are not guarantees of future performance and involve risks and uncertainties. All statements other than statements of historical fact made in this Annual Information Form or in any document incorporated herein by reference are forward-looking statements. In particular, the statements regarding industry prospects and the Company's future results of operations or financial position are forward-looking statements. Forward-looking statements reflect the Company's current expectations and are inherently uncertain. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including those factors set forth below and other factors discussed elsewhere in this Annual Information Form and in the Management's Discussion
& Analysis included in the Company's Annual Report. In addition to the other information contained in this Annual Information Form, readers should carefully consider the cautionary statements and risk factors set forth below.

     Shortages in raw material decrease sales.

     In the past, there have been shortages from time to time in the supply of certain resins. In the event there are shortages, the Company's sales could decrease.

     Increases in raw material costs reduces gross margins.

     The cost of raw materials began to rise in the third quarter of 2002. The Company has initiated a number of price increases to offset the increased costs, however, as a result of continued economic weakness, it has been difficult and may continue to be difficult, for the Company to pass on these increases.

     Future acquisitions of companies may have an adverse effect on our business, financial condition and operations.

     An important aspect of Intertape Polymer Group's business strategy is to acquire the assets of companies that will complement our existing products, expand our marketing area, improve distribution efficiencies, and enhance our technological capabilities. Financial risks to the Company in connection with future acquisitions include the use of its cash resources, incurring additional debt and liabilities, and potentially dilutive issuances of equity securities. Further, there are possible operational risks including difficulties assimilating the operations, products, technology, information systems and personnel of acquired companies; the loss of key personnel of acquired entities; the entry into markets in which the Company has no or limited prior experience; and difficulties honoring commitments made to customers of the acquired companies prior to the acquisition. The failure to adequately address these risks could adversely affect the Company's business.

     The Company's credit facilities and bank indebtedness contain covenants that under certain circumstances limit Management's discretion in certain business matters.

     The Amended and Restated Note Agreements entered into in December 2001, as amended, relating to the US$137 million Senior Notes and US$137 million Series A and B Senior Notes ("Note Agreements") and the Credit Agreement entered into in December 2001, as amended, relating to the Company's revolving credit facilities contain financial and operating covenants that limit Management's discretion in certain business matters which may restrict the Company's ability to take advantage of potential business opportunities as they arise. These covenants place restrictions on, among other things, the Company's ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments (including dividends and repurchases of the Company's common shares), and to sell or otherwise dispose of assets and merge or consolidate with other entities. The revolving credit facilities also require the Company to meet certain financial ratios and tests that may require the Company to take action to reduce its debt or act in a manner contrary to its business objectives. Failure by the Company to comply with the obligations in its revolving credit facilities and Note Agreements could result in an event of default which, if not cured or waived, could permit acceleration of the Company's indebtedness under the revolving credit facilities and Note Agreements and could allow the creditors and/or noteholders thereunder to exercise their security interests, both of which could have a material adverse effect on the Company.

     New products may fail to attract customers.

     Intertape Polymer Group's business plan involves the introduction of new products, which are both developed internally and obtained through acquisition. In the event the market does not accept these products or competitors introduce similar products, the Company's ability to expand its markets and generate organic growth could be negatively impacted and there could be an adverse affect on its financial condition and operating results.

     The Company may not be able to compete successfully with its larger competitors.

     The larger competitors of Intertape Polymer Group have greater financial resources with which to overcome what the Company believes to be significant barriers to entry into the existing packaging market, including the high cost of vertical integration, the significant number of patents already issued in respect of various processes and equipment, and the difficulties and cost of developing an adequate distribution network.

Compliance with environmental regulations could be costly.

     Intertape Polymer Group, like others in similar businesses, is subject to extensive environmental laws and regulations. The Company's policies and procedures have been designed to comply with these laws and regulations. Increasingly stringent environmental laws and regulations could necessitate the Company to make additional expenditures to achieve or maintain compliance. Achieving and maintaining compliance with present and future environmental laws and regulations could restrict the Company's ability to modify or expand its plants or to continue manufacturing. Compliance could also require the acquisition of additional equipment. Some of Intertape Polymer Group's plants have a history of industrial use. Soil and groundwater contamination has occurred at some of the Company's plants. Environmental laws impose liability on an owner, tenant, or operator of real property for the removal or remediation of hazardous or toxic substances, even if they were unaware of or not responsible for the contamination. Further, any company who arranges for the disposal or treatment of hazardous substances at a disposal facility may be liable for the costs of remediation of such substances at such facility whether or not the company owns or operates the facility. In accordance with environmental laws and regulations, the Company periodically investigates, remediates, and monitors soil and groundwater contamination at certain of its plants. Following implementation of recent legislation on contaminated sites in Quebec, the Company is investigating the contamination at its St. Laurent plant to determine whether further action is required. Currently the Company is remediating contamination at its Marysville, Michigan, and Columbia, South Carolina plants and has installed a hydraulic barrier at its St. Laurent, Quebec, plant to prevent off-site migration of contaminated groundwater, however it is not anticipated that the ultimate resolution of these matters will have a material adverse effect on the Company's business or results of operations.

     Intertape Polymer Group obtains Phase I or similar environmental assessments for most of the manufacturing facilities it owns or leases at the time it either acquires or leases such facilities. These assessments typically include general inspections without soil sampling or ground water analysis. The assessments have not revealed any environmental liability that, based on current information, the Company believes will have a material adverse effect on the Company. Nevertheless, the Company's assessment may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities that the Company is not aware of. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company's properties could be affected in the future by the conditions of the land or operations in the vicinity of the properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of the Company's operations, may cause the Company to incur significant costs and liabilities that could have a material adverse effect on the Company.

     Anti-takeover provisions in the Company's Shareholder Protection Rights Plan may prevent an acquisition.

     On August 24, 1993, the shareholders of Intertape Polymer Group approved a Shareholder Protection Rights Plan (the "Plan"). Under the Plan, one common share purchase right was issued on September 1, 1993 in respect of each outstanding common share and became issuable in respect of each common share issued thereafter. Although the Plan was to have expired on September 1, 1998, on May 21, 1998, the shareholders approved an amendment extending the term of the Plan to September 1, 2003. The shareholders at their June 11, 2003 meeting, will vote on the adoption of an amended and restated Plan which, among other things, would extend the Plan through the date immediately following the date of the Company's 2006 annual shareholders' meeting. The effect of the Plan is to require anyone who seeks to acquire 20% or more of Intertape Polymer Group's voting shares to make a bid complying with specific provisions of the Plan. Thus, the provisions of the Plan could prevent or delay the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise, in which shareholders might receive a premium over the then current market price.

     The Company's exemptions under the Exchange Act as a foreign private issuer limits the protections and information afforded investors.

     Intertape Polymer Group is a foreign private issuer within the meaning of the rules promulgated under the Exchange Act. As such, it is exempt from certain provisions applicable to United States companies with securities registered under the Exchange Act, including: the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer's equity securities within a period of less than six months). Because of these exemptions, purchasers of Intertape Polymer Group's securities are not afforded the same protections or information generally available to investors in public companies organized in the United States. Intertape Polymer Group previously filed its annual reports on Form 20-F. Commencing with the year ended December 31, 2000, the Company files its annual report on Form 40-F. Intertape Polymer Group reports on Form 6-K with the Commission and publicly releases quarterly financial reports.

     Because Intertape Polymer Group is a Canadian company, it may be difficult for investors to effect service of process or enforce judgments against us.

     Intertape Polymer Group is a Canadian corporation, certain of its officers and directors, and its auditors are residents of Canada, and a portion of our assets are located outside of the United States. Accordingly, it may be difficult for investors to effect service of process within the United States upon Intertape Polymer Group or such persons, or to enforce against them judgments obtained in the United States predicated upon the civil liability provisions of the Securities Act.

Item 4.	Narrative Description of the Business

     General

     Intertape Polymer Group develops, manufactures and sells a variety of specialized polyolefin plastic packaging products. These products include INTERTAPE(TM) pressure-sensitive and water-activated tape, EXLFILM(R) shrink film ("EXLFILM(R)"), STRETCHFLEX(R) stretch wrap ("STRETCHFLEX(R)") and woven products. Most of the Company's products are derived from resins that are converted into films and adhesives. Resins also are combined with paper and converted into a variety of packaging products. Vertical integration, whereby the Company performs each step in the conversion of polyolefin resins and paper into its various products, and continuous capital expenditures to increase manufacturing efficiencies allow the Company to be among the low-cost producers of each product it manufactures. This vertical integration combined with the use of high speed production equipment provides competitive advantages to the Company in flexibility and control of the manufacturing process and in speed of delivery. Management considers all of its products to be within one operational segment because all products are made basically from similar extrusion processes and differ only in the final stages of manufacturing.

     The Company expanded its product offering with the 1999 acquisitions of Spinnaker Electrical Tape Company, a U.S. manufacturer of pressure-sensitive electrical tapes, and Central Products Company, a U.S. manufacturer of a natural rubber pressure-sensitive tape. Central Products Company also manufactured hot melt and acrylic pressure-sensitive tapes, and a line of water-activated carton sealing tapes, giving the Company what it now believes to be 75% of the water-activated tape market.

     The Company's revenues are derived primarily from sales of its products in the United States and Canada, with approximately 85% of the Company's 2002 revenues attributable to sales from manufacturing facilities in the United States. The Company's head office is located in Montreal, Quebec and the Company maintains approximately 2.6 million square feet of manufacturing facilities throughout the United States, Canada and Portugal.

     Products

     INTERTAPE(TM) Carton Sealing Tape: Pressure-Sensitive and Water-Activated Tapes

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

     The Company believes that it is one of the leading manufacturers of pressure-sensitive carton sealing tape and further believes that it is the only manufacturer in North America of all three types of adhesives; hot melt, acrylic, and natural rubber. Carton sealing tape is manufactured and sold under the INTERTAPE(TM) name to industrial distributors, leading retailers, and manufactured for sale under private labels. It is produced at the Company's Danville, St. Laurent, Richmond, and Brighton facilities and is primarily utilized by end-users for sealing corrugated cartons. Geographic territories in which the Company markets its products are serviced by sales personnel and manufacturers' representatives coordinated by regional managers. Distributors are appointed on a basis designed to achieve market penetration of both commodity and higher grade products. The Company markets carton sealing tapes, industrial tapes, equipment, and stretch and shrink films as a "basket of packaging and specialty products", an approach believed to be unique in the industry. This broad assortment of products is available from the Company's five RDCs and offers committed distribution partners opportunities for increased inventory turns, reduced storage space, and lower transaction costs.

     The Company's acquisition in 1993 of the assets of Interpack, a manufacturer of equipment used to apply pressure-sensitive tapes to seal corrugated boxes, enabled the Company to further enhance the mix of products it offered to its customers. The Company introduced a line of machines designed for the high-speed application of pressure-sensitive carton sealing tape in January 1994 and continues to enhance and improve its equipment designs.

     The acquisition of Tape, Inc. in 1996 and Central Products Company in 1999 added a complete range of water-activated adhesive tapes to the Company's product mix. This product line is generally sold through the same distribution network as pressure-sensitive carton sealing tape which has allowed the Company to increase its market penetration for this product. Water-activated tapes are used exclusively in the mail order business and the furniture and apparel industries where a strong mechanical bond is needed to seal large boxes that will be subject to rigorous handling during shipment. The Company believes it is the largest producer of this type of tape and has in excess of 70% of the North American market.

     The Company's principal competitors for the sale of carton sealing tape products are Minnesota Mining & Manufacturing Co. ("3M"), Shurtape Technologies, Inc., and Sekisui TA Industries, Inc.

     INTERTAPE(TM) Masking Tapes: Performance and General Purpose

     The Company added masking tapes to its product line in December 1997 through the acquisition of American Tape Co. ("American Tape"), a leading manufacturer of these products and expanded its position in this product line with the acquisition of Anchor Continental, Inc. ("Anchor") in September 1998. Masking tapes are used for a variety of end-use applications which can be broadly described under two categories: general purpose and performance.

     General purpose applications include packaging and bundling, and residential and commercial paint applications. Performance applications include use in painting of aircraft, cars, buses and boats, where the properties of the tape, such as high temperature resistance and clean adhesive release, are individually designed for the customer's process.

     The Company's processing capabilities include solvent and synthetic rubber, hot melt and acrylic adhesive alternatives. The Company believes that its unique adhesive systems provide it with a competitive advantage in this market. The main competitors for the sale of masking tapes include 3M, Shurtape Technologies, Inc., and Tesa Tape Inc.

     INTERTAPE(TM) Reinforced Filament Tape:  Performance and General Purpose

     In addition to masking tapes, the Company's purchases of American Tape and Anchor also introduced reinforced filament tapes and tensiled polypropylene tapes (MOPP) to the Company's product line. Reinforced, general and specialty products are manufactured at the Company's facilities in Richmond, Kentucky and Marysville, Michigan. These facilities produce filament tape using synthetic, natural rubber and hot melt adhesives coated on a variety of plastic films. The reinforcement is provided by fibreglass yarns laminated between the adhesive and backing layers. MOPP tapes are made from highly oriented polypropylene films and complement the reinforced filament products in several of the unitizing and bundling operations.

     Many of these filament tapes are odorless, stainless, and provide clean removal and are used in bundling, sealing, unitizing, palletizing and packaging, notably for household appliances. The Company's main competitor in the industrial filament tape market is 3M, and for commodity filament tapes the Company's main competitor is Tara Tape.

     Acrylic Coating

     In 1995, the Company completed a $7.0 million capital expenditure program for an acrylic coater and ancillary equipment design to apply acrylic based adhesives to a wide variety of substrates at its Danville, Virginia plant. These acrylic coatings, when applied to film tapes, offer extended shelf life as well as increased performance under the extremes of low and high temperatures. In addition, certain applications, such as mirror backing, utilize woven products as the base material to which acrylic coating is applied. In 2000 and 2001, a sixth BOPP extrusion line was commercialized enabling the Company to be completely self-sufficient in the production of film for pressure sensitive tapes for acrylic based adhesive tapes.

     INTERTAPE(TM) Duct Tape

     The acquisition of Anchor provided the Company a significant capacity in the duct tape product line. Duct tapes are manufactured at the Columbia, South Carolina, facility. Approximately 75% of the duct tape volume consists of polyethylene-coated cloth. Aluminum foil type tape accounts for most of the non-polyethylene coated product sales of the Company's duct tape products. The main competitors are Tyco Adhesives and Shurtape Technologies, Inc.

     EXLFILM(R) Shrink Wrap

     EXLFILM(R) is a specialty plastic film which shrinks under controlled heat to conform to package shape as compared to other packaging forms that require unique machinery for different product sizes and shapes. The process provides versatility because it permits the over-wrapping of a variety of products of considerably different sizes and dimensions (such as printing and paper products, packaged foods, cassettes, toys, games and sporting goods, and hardware and housewares). The Company manufactures EXLFILM(R) at its plant in Truro, Nova Scotia, and at its Tremonton, Utah facility. The Company believes that its continued investment in equipment and product development will help it expand in this market. With the development of cross-linking technology, the Company has introduced a new line of high performance shrink film, EXLFILMPLUS(TM), which can be used to satisfy additional end user applications. The Company's shrink wrap products are sold through a select group of specialty distributors primarily to manufacturers of packaged goods and printing and paper products who package their products internally.

     In addition, the Company holds a 50% interest in FIBOPE, a manufacturer of shrink films in Portugal. FIBOPE utilizes similar manufacturing equipment as is currently operated by the Company in its Truro and Tremonton facilities.

     In addition to being served by the Company, the United States and Canadian markets for polyolefin shrink wrap are currently served by two large United States manufacturers, Sealed Air and Bemis Company, Inc., and to a lesser extent by foreign manufacturers.

     STRETCHFLEX(R) Stretch Wrap

     STRETCHFLEX(R) is a multi-layer plastic film that can be stretched without application of heat. It is used industrially to wrap pallet loads of various products to ensure a solid load for shipping. During 1999, the Company invested in upgrading all of its cast lines to new five-layer technology.
This technology, combined with re-engineered film allows the Company to produce polyolefin stretch wrap that has higher performance while reducing manufacturing costs. In 2000, a seventh cast line was installed in the Danville, Virginia plant, further increasing the Company's production capacity of stretch films. The Company has the capacity to produce a total of 130 million pounds of STRETCHFLEX(R) annually at its Danville, Virginia plant and its facility in Tremonton, Utah.

     The North American market for such polyolefin stretch wrap is served by a number of manufacturers, the largest of which are AEP, Tyco, and Linear Films, Inc.

     Industrial Electrical Tapes

     As a result of the Company's 1999 acquisition of certain assets of SETco, which included its Carbondale, Illinois, facility, the Company is now a manufacturer of specialty electrical and electronic tape. The new manufacturing capability and technology at the Carbondale, Illinois, facility, coupled with the Company's high temperature resistant products manufactured at its Marysville, Michigan, facility is providing the Company access to high margin markets.

     Competing manufacturers of industrial electrical tapes include 3M, and Permacel.

     Finally, the Company's acquisitions have positioned the Company as a stronger supplier of industrial tape, second only, in the estimation of management, to 3M in North America, with the additional capability to provide shrink and stretch wrap, a product line 3M does not offer. The Company's status as a low-cost, high value added single source supplier to its individual distributor customer base should, subject to economic factors, lead to sales growth in the future.

     Woven Products

     The Company produces a variety of finished products utilizing coated woven polyolefin fabrics, such as bags and lumber wrap, as well as coated woven polyolefin fabrics that are sold to other manufacturers which convert these fabrics into finished products, such as packaging, protective covers, pond liners, housewrap, recreational products, and temporary structures.

     NOVA-THENE(R) ProWrap lumber wrap is a polypropylene fabric which is extrusion coated and printed to customer specifications. It is used in the forest products industry to package kiln-dried cut lumber and other wood products. The Company believes that polypropylene products have certain advantages over traditional paper-plastic laminate and all polyethylene products, including superior strength, ease of application, durability, better appearance and the potential to be recycled.

     The Company also manufactures other coated woven polyolefin fabrics that it supplies to converters which produce finished products for specific application, such as temporary and permanent shelters, recreational products, protective covers, pond liners, and flame retardant brattice cloth. In 1999, the Company developed a new patented woven fabric, NOVA-SHIELD(TM), that meets the fire retardant specifications required for human occupancy and maintains the UV specifications for extended outdoor use. This product is used in applications where PVC was the primary fabric previously used. Further, the Company entered the metal wrap market with a patent pending wrap, NOVA-WRAP(TM), for steel and aluminum coils and sheets.

     The Company manufactures NOVA-PAC(TM) sleeves for packaging fiberglass, cotton, synthetic fibers and other products.

     In addition, the Company competes with manufacturers of coated woven fabrics such as Amoco Fabrics and Fibers Company and Fabrene, Inc., which sell their products to converters.

     FIBCs

     The Company produces flexible intermediate bulk containers ("FIBCs").
To remain competitive, Intertape Polymer Group entered into a manufacturing agreement with the Professional Manufacturing Group in Piedras Negras, Mexico, an exclusive contract packager of FIBCs for the Company since February 2000. In 2002, the Company completed the consolidation of its FIBC production in Mexico. The Company believes this will increase the Company's FIBC production and should provide the Company with a lower cost alternative to its now closed Augusta, Georgia, facility, and its Rayne, Louisiana, manufacturing facility which closed during the second quarter of 2001. In 2002, Intertape Polymer Group also developed relationships overseas for production of FIBCs, one in Chennai, India, with Jumbo Bag, and the other in Yantai, China, with FCI. The consolidation of production and these new relationships should improve profit-ability by reducing costs while allowing the Company to increase its share of the market.

     During 2001, the Company also launched two new FIBC products, PALLET-FREE(TM), which has significant cost and performance advantages compared to traditional corrugated bulk containers which compete in the same bulk product markets, and NOVA-STAT(TM), a static-dissipative FIBC. The Company believes that both of these products have provided access to higher margin markets that require speciality high performance bags and intends to continue to aggressively market them.

     The market for FIBCs is highly competitive and is not dominated by any single manufacturer.

     Sales and Marketing

     As of December 31, 2002, the Company maintained a sales force of 106 personnel. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts. The Company's overall customer base is diverse, with no single customer accounting for more than 5% of total sales. Sales for facilities located in the United States and Canada accounted for approximately 83% and 17% of total sales, respectively, in 2000, and approximately 86% and 14% in 2001, and 85% and 15% in 2002. As a result of the combined effect of a world-wide slowing economy, increasing domestic capacity in Asia, and a strong US currency in 2001, the Company decided to withdraw from commodity export markets. Management does not expect that the Company will achieve more than 10% of its sales outside North America. Export sales currently represent less than 5% of total sales and are included in United States or Canadian sales depending on the manufacturing facility from which the sale originates.

     The Company sales are primarily focused on distribution products and woven products. Distribution products go to market through a network of paper and packaging distributors throughout North America. Products sold into this segment include carton sealing, masking, duct and reinforced tapes, EXLFILM(R) and STRETCHFLEX(R). In order to enhance sales of its pressure-sensitive carton sealing tape, the Company also sells carton closing systems, including automatic and semi-automatic carton sealing equipment. Prior to the acquisition of Interpack, these products were manufactured by others. The Company's EXLFILM(R) and STRETCHFLEX(R) products are sold through its existing industrial distribution base primarily to manufacturers of packaged goods and printing and paper products which package their products internally. The industrial electrical tapes are sold to the electronics and electrical industries.

     The Company's woven products group sells its products directly to the end-users. It offers a line of lumberwrap, valve bags, FIBCs and specialty fabrics manufactured from plastic resins. The woven products group markets its products throughout North America.

     Manufacturing; Quality Control

     The Company's philosophy is, where efficient, to manufacture products from the lowest cost raw material and add value to such products by vertical integration. The majority of the Company's products are manufactured through a process which starts with a variety of polyolefin resins which are extruded into film for further processing. Wide width biaxially oriented polypropylene film is extruded in the Company's facilities and this film is then coated in high-speed equipment with in-house-produced adhesive and cut to various widths and lengths for carton sealing tape. The same basic process applies for reinforced filament tape, which also uses polypropylene film and adhesive but has fiberglass strands inserted between the layers. Specific markets demand different adhesives and the Company manufactures acrylic solvent based rubber, "hot melt", aqueous acrylic, solvent acrylic, silicone and water-activated adhesives to respond to all demands. Masking tapes utilize the same process with paper as the coating substrate. Duct tapes utilize a similar process with either polyethylene or aluminum foil type coated cloth.

     Intertape Polymer Group is the only North American supplier of all four technologies of carton sealing tape: hot melt, acrylic, water-activated, and natural rubber. Further, the Company is the only United States manufacturer of natural rubber carton sealing tape. This broad family of carton sealing tapes is further enhanced by the Company's tape application equipment which is made in the Montreal facility.

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

     The Company maintains at each manufacturing facility a quality control laboratory and a process control program on a 24-hour basis to monitor the quality of all packaging and woven products it manufactures. At the end of 2002, four of the Company's plants were certified under the ISO-9002 quality standards program, and one has been certified under the ISO-9001 quality standards program.

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

     Polyolefin resins are a widely produced petrochemical product and are available from a variety of sources worldwide. The Company purchases raw materials from a limited number of vendors with whom, over time, it has developed long-term relationships. The Company believes that such long term relationships, together with the Company's centralized purchasing operations, have enhanced the Company's ability to obtain a continuity of supply of raw materials on competitively favorable purchase terms. Historically, fluctuations in raw material prices experienced by the Company have been passed on to its customers over time, however, the continued economic weakness has made it difficult.

     Research and Development; New Products

     Prior to 1992, research and development consisted of activities related to adapting new technologies as they emerged within the various manufacturing environments. Beginning in 1992, the Company decided to embark upon a program to develop new manufacturing processes, to enhance product performance and to develop new products throughout the Company. In 1994, the Company emphasized developing products for existing markets, and in 1996 established a corporate research and development group to undertake development of new products. Research and development expenses in 2000, 2001, and 2002 totaled US$5,109,000, US$4,182,000, and US$3,169,000, respectively.

     The Company has increased its emphasis on applied research which is more efficient in identifying new product opportunities, thus reducing research and development expenses. Research and development continues to focus on new products, technology developments, new product processes and formulations. The Company anticipates the introduction of several new products into its markets in 2003.

     Trademarks and Patents

     The Company markets its tape products under the trademark INTERTAPE(TM) and various private labels. The Company's valve or open mouth bags are marketed under the registered trademark NOVA-PAC(R). Its woven polyolefin fabrics are sold under the registered trademark NOVA-THENE(R). Its shrink wrap is sold under the registered trademark EXLFILM(R). Its stretch films are sold under the registered trademark STRETCHFLEX(R). FIBC's are sold under the registered trademark CAJUN(R) BAGS. The Company has approximately sixty-nine active registered trademarks, principally in the United States and Canada, including trademarks acquired from American Tape, Anchor, Rexford Paper Company and Central Products Company. The Company currently has eight pending trademark applications. The Company does not have, nor does management believe it important to the Company's business to have, patent protection for its carton sealing tape products. However, the Company has pursued patents in select areas where unique products offer a competitive advantage in profitable markets, primarily in woven products and shrink wrap. The Company currently has approximately 52 patents and approximately 7 patents pending.

     Competition

     The Company competes with other manufacturers of plastic packaging products as well as manufacturers of alternative packaging products, such as paper, cardboard and paper-plastic combinations. Some of these competitors are larger companies with greater financial resources. Management believes that competition, while primarily based on price and quality, is also based on other factors, including product performance characteristics and service. No statistics, however, on the packaging market are currently publicly available. See "Products" for a discussion of the Company's main competitors.

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

     Furthermore, the Company's operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, United States Federal and state environmental laws applicable to the Company include statutes (i) intended to allocate the cost of remedying contamination among specifically identified parties as well as to prevent future contamination (the "Comprehensive Environmental Response, Compensation, and Liability Act"); (ii) imposing national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health or welfare (the "Federal Clean Air Act"); (iii) governing the management, treatment, storage and disposal of hazardous wastes (the "Resource Conservation and Recovery Act"); and (iv) regulating the discharge of pollutants into protected waterways (the "Clean Water Act of 1972"). The Company's use in its manufacturing processes of hazardous substances and the generation of hazardous wastes not only by the Company but by prior occupants of Company facilities suggest that hazardous substances may be present at or near certain of the Company's facilities or may come to be located there in the future. Consequently, the Company is required to monitor closely its compliance under all the various environmental regulations applicable to it.
In addition, the Company arranges for the off-site disposal of hazardous substances generated in the ordinary course of its business.

     Except as described below, the Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations.

     Intertape is currently remediating contamination at its Marysville, Michigan, and Columbia, South Carolina plants, and has installed a hydraulic barrier at its St. Laurent, Quebec, plant to prevent off-site migration of contaminated groundwater. Following the implementation of recent legislation on contaminated sites in Quebec, the Company is investigating the contamination at its St. Laurent plant to determine whether additional action is required. In addition, though certain of the Company's facilities emit toluene and other pollutants, the emissions are within current permitted limitations. The Company believes that these emissions will meet the Maximum Available Control Technology requirements, although additional testing or modifications at the facility may be required.

     The Company believes that the ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations.

     Employees

     As of December 31, 2002, the Company employed approximately 2700 people, 700 of whom held either sales-related, operating or administrative positions and 2000 of whom were employed in production. Approximately 65 hourly employees at the Montreal plant are unionized and are subject to a collective bargaining agreement which expired in November 2002. Negotiations were delayed by mutual agreement due to scheduling problems, but have now resumed and are expected to be successfully concluded in the first half of 2003. Approximately 80 hourly employees at the Green Bay plant are unionized and are subject to a collective bargaining agreement which expires on February 28, 2004. Approximately 170 hourly employees at the Marysville plant are unionized and subject to a collective bargaining agreement which expires on April 29, 2007. Approximately 140 hourly employees at the Menasha plant are unionized and subject to a collective bargaining agreement which expires on July 31, 2003. Finally, approximately 45 hourly employees at the Carbondale plant are unionized and subject to a collective bargaining agreement which expires on March 4, 2006. The Company has never experienced a work stoppage and considers its employee relations to be satisfactory.

     Description of Property

     The following table sets forth the principal manufacturing and distribution facilities owned or leased by the Company as of December 31, 2002:

                                  -28-

     Location                 Use                   Products              Area(sq. ft           Title
United States:

Bradenton, Florida        Corporate Offices    N/A                              20,800      Owned

Bolingbrook, Illinois     Distribution         Tape/Packaging products          90,000      Leased to 3/31/04

Brighton, Colorado        Manufacturing        Pressure-sensitive carton
                                               sealing tapes                   211,000      Leased to 1/1/14

Carbondale, Illinois      Manufacturing        Pressure-sensitive tapes
                                               electrical/electronic           193,500      Leased for $1 per
                                                                                            acre per year until
                                                                                            2092 with a 99-year
                                                                                            extension option

Cerritos, California      Distribution         Tape/Packaging products          59,400      Leased to 12/1/2003

Columbia, South Carolina  Manufacturing and    Carton sealing tape,
                          Distribution         Pressure-sensitive masking
                                               and duct tapes                  490,000      Owned

Cumming, Georgia          Distribution         Packaging products              172,000      Leased to 8/31/05 w/option
                                                                                            to renew to 2010 and
                                                                                            option to purchase

Danville, Virginia        Manufacturing and    Carton sealing tape,
                          Distribution         STRETCHFLEX(R) and acrylic
                                               coating                         281,000      Owned

Denver, Colorado          Warehouse            Storage for finished goods      100,000      Leased on 6-month basis

Green Bay, Wisconsin      Manufacturing and    Water-activated adhesive
                          Distribution         tapes                           156,000      Owned

Marysville, Michigan      Manufacturing        High performance masking,
                                               filament tape, and specialty
                                               pressure-sensitive tape         250,000      Owned

Menasha, Wisconsin        Manufacturing        Water-activated adhesive tapes  195,000      Owned

Ontario, California       Warehouse and                                                     Leased to 5/31/04
                          Distribution         Packaging products               45,630      w/option to renew

Richmond, Kentucky        Manufacturing and    Carton sealing, masking
                          Distribution         and reinforced tape             200,000      Owned

Suwanee, Georgia          Distribution         Tape/Packaging products         109,000      Leased to 3/31/04

Tremonton, Utah           Manufacturing and    EXLFILM(TM),
                          Distribution         STRETCHFLEX(R)                  115,000      Owned

Canada:

Lachine, Quebec           Manufacturing        Carton sealing equipment         15,000      Leased to 6/30/04

St. Laurent, Quebec     Corporate Headquarters N/A                              20,000      Leased to 6/30/05

St. Laurent, Quebec     Slitting, Warehouse    Carton sealing tape              40,000      Leased to 6/30/05

St. Laurent, Quebec     Manufacturing and
                        Distribution           Carton sealing tape              25,000      Owned

Truro, Nova Scotia      Manufacturing          Woven products, EXLFILM(TM)     260,000      Owned

Mexico:

Piedras Negras, Mexico  Manufacturing          FIBCs                           161,026      Leased to 4/30/06

Item 5.	Selected Consolidated Financial Information

     5.1  Annual Information

     The table set forth below provides a summary of the financial data for the three most recently completed financial years:

                                      -29-



                                 Three-year data
                        (in accordance with Canadian GAAP)
($ in thousands except
per share amounts) For
the years ended
December 31                    2002                   2001                   2000
                          US$        CDN$        US$        CDN$        US$        CDN$

Total Revenue             $601,575   $944,714    $594,905   $921,448    $653,915   $971,325

Total Net Income/Loss      (54,454)   (85,517)    (12,242)   (18,962)     33,422     49,645

Per share:

      Basic                  (1.66)     (2.61)      (0.43)     (0.67)       1.18       1.75

      Diluted                (1.66)     (2.61)      (0.43)     (0.67)       1.16       1.72

Total Assets               703,344  1,110,510     801,989  1,279,654     845,040  1,273,560

Total Long-term
  liabilities              291,494    460,240     380,036    606,385     318,722    480,346

Cash dividends declared
  per share                    N/A        N/A         N/A        N/A        .106        .16

     A discussion of the factors affecting the comparability of the above data and changes in accounting policies is contained in the Company's 2002 Annual Report and is attached to Form 40-F as Exhibit 4, to which this Annual Information Form is attached as Exhibit 1.

     5.2  Dividends

     The Company has no written policy for the payment of dividends. So long as the payment does not result in a violation of the Company's covenants with its lenders and noteholders, currently there are no known restrictions that would prevent the Company from paying dividends.

Item 6.	Management's Discussion and Analysis

     Management's Discussion and Analysis is contained in the Company's 2002 Annual Report, Pages 10 to 19, and is attached to Form 40-F as Exhibit 4, to which this Annual Information Form is attached as Exhibit 1.

Item 7.	Market for Securities

     The Company's common shares are currently traded on the New York Stock Exchange and The Toronto Stock Exchange under the symbol "ITP". The common shares were listed on The Toronto Stock Exchange on January 6, 1993. The

                                  -31-

Company's common shares were listed on the American Stock Exchange from February 21, 1992 to August 23, 1999, at which time they were listed on the New York Stock Exchange. The common shares are not traded on any other exchanges. Prior to the February 21, 1992 initial public offering of common shares, there was no public market for such shares.

Item 8.	Directors and Officers

     The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the date upon which each Director was first elected. Each Director serves for a term of one year and is elected at the annual shareholders' meeting. The next annual shareholders' meeting is to be held on June 11, 2003, at which time the current term of each Director will expire.

        Name of                           Position and Occupation            First Year as
Municipality of Residence                                                       Director

Melbourne F. Yull                       Director, Chairman of the Board
Sarasota, Florida                       CEO of the Company                        1989

Michael L. Richards                     Director
Westmount, Quebec                       Attorney, Senior Partner, Stikeman
                                        Elliott LLP                               1989

Thomas E. Costello                      Director
Longboat Key, Florida                   Former CEO of xpedx , a subsidiary of
                                        International Paper Company from 1991
                                        to 2002 (Since Retired)                   2002

Ben J. Davenport, Jr.                   Director
Chatham, Virginia                       Chairman & CEO, Chatham Oil Company;
                                        Chairman & CEO, First Piedmont
                                        Corporation                               1994

L. Robbie Shaw                          Director
Halifax, Nova Scotia                    Vice President, Nova Scotia Community
                                        College                                   1994

Gordon R. Cunningham                    Director
Toronto, Ontario                        President, Cumberland Asset Management
                                        Corp.                                     1998

J. Spencer Lanthier                     Director
Toronto, Ontario                        Former Chairman & CEO, KPMG Canada
                                        from 1993 to 1999 (Since Retired)         2001

                                      -31-

     The following table sets forth the name, residence and position of each executive officer of the Company as of the date hereof:

Name and Municipality of Residence               Position and Occupation
Andrew M. Archibald, C.A.                Chief Financial Officer, Secretary,
Sarasota, Florida                        Vice President, Administration

Jim Bob Carpenter
Sarasota, Florida                        President, Woven Products, Procurement

Victor DiTommaso, CPA
Sarasota, Florida                        Vice President, Finance

Piero Greco
Laval, Quebec                            Treasurer

Burgess H. Hildreth
Sarasota, Florida                        Vice President, Human Resources

James A. Jackson
Sarasota, Florida                        Vice President, Chief Information Officer

H. Dale McSween
Sarasota, Florida                        President, Distribution Products

Melbourne F. Yull
Sarasota, Florida                        Chief Executive Officer

Duncan R. Yull
Sarasota, Florida                        Vice President, Sales, Distribution Products

Gregory A. Yull
Sarasota, Florida                        President-Film Products


     The principal occupations of each executive officer for the last five (5) years is as follows:

     Andrew M. Archibald has been Chief Financial Officer, Secretary, and Vice President Administration since May 1995. He was Vice President Finance from May, 1995, to January 15, 1999. Prior thereto he served as Vice-President, Finance and Secretary of the Company since 1989.

     Jim Bob Carpenter has been President, Woven Products, since May 1, 1999. Prior to that he was the General Manager of Polypropylene Fince Oil & Chemical Co.

     Victor DiTommaso was elected Vice President, Finance on April 24, 2003. Prior to that he was the Senior Vice President of Information Technology since July, 2000, and Senior Vice President of Finance since July, 1998, of Walls Industries, Inc.

                                      -33-

     Piero Greco has been with the Company since January 2001 and was elected Treasurer on October 21, 2002. Prior to that he was Treasury Manager of Bombardier Inc. since October 1997.

     Burgess H. Hildreth has been Vice President, Human Resources, since October, 1998. Prior to that he was the Vice President Administration of Anchor Continental, Inc. since June, 1996.

     James A. Jackson has been Vice-President, Chief Information Officer, since September 1, 1998. Prior to that he was the Managing Partner of Spectrum Information Management Systems since 1996.

     H. Dale McSween has been President, Distribution Products, since December, 1999. Prior thereto he served as Executive Vice-President and Chief Operating Officer from May 1995.

     Melbourne F. Yull, established the business and has been the Company's Chief Executive Officer since 1992.

     Duncan R. Yull, a son of Melbourne F. Yull, has been Vice President Sales Distribution Products, since December, 1999. Prior to that he was a Regional Sales Manager for the Company until 1997 and was the Director of Sales until December, 1999.

     Gregory A. Yull, a son of Melbourne F. Yull, has been President, Film Products, since June, 1999. Prior to that he was Products Manager - Films since 1995.

     As of May 15, 2002, the directors and executive officers of the Company as a group owned beneficially, directly or indirectly, or exercise control or direction over, 853,569 common shares, representing approximately 9% of all common shares outstanding. In addition, the directors and executive officers as a group have 2,258,437 options to purchase common shares of the Company.

     The Board of Directors has established three committees, the Audit Committee, the Compensation Committee, and the Nominating & Governance Committee to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Toronto Stock Exchange Guidelines for Corporate Governance (the "Guidelines") recommend that the Audit Committee be made up of outside directors only and that other board committees should be comprised generally of outside directors, a majority of whom should be unrelated directors. The Audit Committee complies with the Guidelines as it is composed of four outside directors, namely L. Robbie Shaw, Gordon R. Cunningham, Thomas E. Costello, and J. Spencer Lanthier. The Compensation Committee, as presently constituted, has one related director and three unrelated directors, namely Michael L. Richards, L. Robbie Shaw, Ben J. Davenport, Jr., and Gordon R. Cunningham. Mr. Richards is deemed to be a related director, inasmuch as the law firm of Stikeman Elliott LLP, of which he is a senior partner, provides legal services to the Company on a regular basis. The Company believes, however, that its relationship with Stikeman Elliott LLP does not inhibit Mr. Richards' ability to act impartially, nor his ability to act independently of the views of the management of the Company.
The Nominating & Governance Committee is composed of all of the members of the Board, the majority of whom are unrelated directors.

     The following is a summary description of the Committees of the Board of Directors and their mandates. Additional information regarding the Committees is contained in Management's Proxy Circular which is attached to Form 40-F as
Exhibit 5, to which this Annual Information Form is attached as Exhibit 1.

     - Audit Committee: During 2002, the Audit Committee formalized its mandate into a written charter document. The mandate of the Audit Committee is to review the annual financial statements of the Company and to make recommendations to the Board of Directors with respect thereto. The Audit Committee also reviews the nature and scope of the annual audit as proposed by the external auditors and management and, with the external auditors and management, the adequacy of the internal accounting control procedures and systems within the Company. In addition, in accordance with its charter, the Audit Committee now has the sole authority to make recommendations to the Shareholders regarding the appointment or replacement of the Company's external auditors and shall approve their remuneration. The Audit Committee shall also require the external auditors to provide a report at least annually setting forth the auditor's internal quality-control procedures and all relationships between the external auditors and the Company, if any. The Audit Committee may consult with management on these issues, but it may not delegate its responsibility therefor. The Audit Committee has the authority to retain legal, accounting or other consultants for advice if it deems it to be necessary.

     - Compensation Committee: The Committee is responsible for the evaluation and approval of the director and officer compensation policies, plans and programs of the Company. The Compensation Committee is responsible for conducting annual reviews and making recommendations to the Board of Directors with respect to the compensation, including the granting of stock options, of all directors, officers, and key executives of the Company. The Chairman and Chief Executive Officer does not participate in the Board of Directors' deliberations concerning the recommendations on his compensation.

     - Nominating & Governance Committee: This Committee was created by the Company in 2002 and its charter states that the Committee is to:

     (i) assess on an annual basis the effectiveness of the Board as a whole as well as periodically evaluate the contribution of individual members of the Board;

     (ii) review, on a periodic basis, the size and composition of the Board and ensure that an appropriate number of unrelated directors sit on the Board;

     (iii) identify individuals qualified to become members of the Board as may be required and recommend to the Board new nominees for appointment;

     (iv)  provide appropriate orientation to any new members of the Board;

     (v) recommend to the Board corporate governance guidelines and ensure the sufficiency of such guidelines on a periodic basis; and

     (vi) review and advise the Board at least annually as to corporate governance issues.

Item 9.	Additional Information

     The Company, upon request to its Secretary, will provide to any person or entity:


     (1) when the securities of the Company are in the course of a distribution under a preliminary short form prospectus or a short form prospectus;

          (a) one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

          (b) one copy of the consolidated financial statements of the Company for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent unaudited interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year;

          (c) one copy of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

          (d) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (a), (b) or (c); or

     (2)  at any other time, one copy of any documents referred to in clauses
(1)(a), (b) and (c) provided that the Company may require the payment of a reasonable charge if the request is made by a person or entity who is not a security holder of the Company.

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, and interests of insiders in material transactions, if applicable, is contained in the Company's Notice of Annual and Special Meeting of Shareholders prepared for its June 11, 2003, annual and special meeting of shareholders. Additional financial information is provided in the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2002.

                                  Exhibit 2

                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS


We consent to the incorporation of our report dated February 21, 2003, on our audits of the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2002 and 2001 and for each of the years in the three-year period ended December 31, 2002, which report is included in this Annual Report on Form 40-F.




(s) Raymond Chabot Grant Thornton


Chartered Accountants
General Partnership
Montreal, Canada
May 16, 2003

                                  Exhibit 3

                                CERTIFICATION
              PURSUANT TO 19 U.S.C. SECTION 1350, AS ENACTED PURSUANT
               TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002


     The undersigned, Melbourne F. Yull, Chairman of the Board and Chief Executive Officer, and Andrew M. Archibald, Chief Financial Officer, Vice President Administration, and Secretary, hereby certify that this report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in this report fairly presents in all material respects the financial condition and results of operations of Intertape Polymer Group Inc. as of and for the periods presented in this report.


Date: May 16, 2003                  /s/ Melbourne F. Yull
                                    Melbourne F. Yull, Chairman of the Board
                                    and Chief Executive Officer


Date: May 16, 2003                  /s/ Andrew M. Archibald
                                    Andrew M. Archibald, Chief Financial
                                    Officer, Secretary, and Vice President,
                                    Administration

         CERTIFIED EXTRACT OF RESOLUTIONS OF THE BOARD OF DIRECTORS
                                    OF
                       INTERTAPE POLYMER GROUP INC.
                        ADOPTED ON MAY 16TH, 2003

"APPROVAL OF ANNUAL INFORMATION FORM

WHEREAS the Chairman presented to the meeting a draft of an annual information form of the Corporation to be dated May 16, 2003.

WHEREAS the Chairman informed the meeting that the Corporation proposes to file the annual information form with the securities commissions and other appropriate regulatory authorities in each of the provinces and territories of Canada in order to permit the Corporation to be able to qualify its securities for distribution through the use of a short form prospectus under National Instrument 44-101 - Short Form Prospectus Distributions.

BE IT RESOLVED THAT:

     1. the annual information form ("AIF") of the Corporation to be dated May 16, 2003, substantially in the form of the document presented to this meeting, be and the same is hereby approved, subject to such additions, deletions and changes therein as may be consented to by any one director or officer of the Corporation;

     2. the Corporation be and it is hereby authorised to file the English and French (when and if available) language versions of the AIF, as the same may be amended from time to time, with the securities commissions and appropriate regulatory authorities in each of the provinces and territories of Canada in order to qualify the Corporation as an eligible issuer under National Instrument 44-101 - Short Form Prospectus Distributions;

     3. any one director or officer of the Corporation be, and he is, hereby authorized and directed, for and on behalf of the Corporation, to file or cause to be filed the English and French (when and if available) language versions of the AIF under the securities legislation of any of the provinces and territories of Canada and to file such other documents and to do such other things as he may, in his sole discretion, consider necessary, appropriate or useful in connection with, or to carry out the provisions of this resolution;

     4. the Corporation file with the United States Securities and Exchange Commission an Annual Report on Form 40-F (the "Form 40-F") covering the Corporation's fiscal year ended December 31, 2002, such Form 40-F to be substantially in the form of the draft presented to the Board of Directors, together with such changes or modifications as may be deemed necessary or appropriate by any director or officer of the Corporation with and upon the advice of counsel, and any director or officer of the Corporation be, and he is, hereby authorized, empowered and directed to execute in the name and on behalf of the Corporation, to procure all other necessary signatures to, and to file with the United States Securities and Exchange Commission, the Form 40-F and any all amendments or supplements thereto;

     5. any director or officer of the Corporation be, and he is, hereby authorized and directed for and on behalf of the Corporation, to execute, whether under the corporate seal of the Corporation or otherwise, and to deliver all such certificates, undertakings and other documents and to do all such other acts and things as he may, in his sole discretion, consider necessary or advisable in connection with or to carry out the provisions of this resolution."

     I, the undersigned, Andrew M. Archibald, C.A., Chief Financial Officer, Secretary, Vice President Administration of Intertape Polymer Group Inc. hereby certify that the foregoing resolutions were duly adopted by the Board of Directors of Intertape Polymer Group Inc. on May 16, 2003 and that the said resolutions are, as of the date hereof, in full force and effect and have not been amended.

     IN WITNESS WHEREOF, I HAVE SIGNED in Montreal, Quebec, this 16th day of May, 2003.

/s/Andrew M. Archibald
Andrew M. Archibald, C.A.
Chief Financial Officer, Secretary,
Vice President Administration