Form 40-F
INTERTAPE POLYMER GROUP INC
filed 2004-05-13
CIK 880224

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 40-F
                    ANNUAL REPORT PURSUANT TO SECTION 13(a) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                     For the Fiscal Year ended December 31, 2003

                          Commission file number:  1-10928

                            INTERTAPE POLYMER GROUP INC.
             (Exact name of Registrant as specified in its charter)

                                    Canada
                (Jurisdiction of incorporation or organization)

           Primary Standard Industrial Classification Code Number: 2670

  110E Montee de Liesse, St. Laurent, Quebec H4T 1N4 Canada (866) 202-4713 (Address and telephone number of Registrant's principal executive offices)

                            Burgess H. Hildreth
                 3647 Cortez Road West, Bradenton, Florida, 34219
                              (941) 739-7507
(Name, address and telephone number of Agent for service in the United States)

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

The number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 2003 is:
                         40,944,876     Common Shares
                             -0-        Preferred Shares

     Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                   Yes _______              No ___X___

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                   Yes    X                 No _______

     The information contained in this 40-F and the exhibits attached hereto are incorporated by reference into Registration Statement No. 333-109944.

Controls and Procedures.

     Disclosure Controls and Procedures. Intertape Polymer Group Inc. maintains disclosure controls and procedures designed to ensure not only that information required to be disclosed in its reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, but also that information required to be disclosed by the Registrant is accumulated and communicated to Management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Based on the annual evaluation made by Management as of December 31, 2003 of Intertape Polymer
Group Inc.'s disclosure controls and procedures, with the participation of the principal executive officer and principal financial officer, the principal executive officer and principal financial officer have concluded that Intertape Polymer Group Inc.'s disclosure controls and procedures were adequate and effective to accomplish the purposes for which they were designed.

     Changes in Internal Control Over Financial Reporting. Based on the annual evaluation made by Management as of December 31, 2003 of Intertape Polymer Group Inc.'s internal control over financial reporting, with the participation of the principal executive and principal financial officers, the principal executive officer and principal financial officer have concluded that there have been no changes in Intertape Polymer Group Inc.'s internal controls over financial reporting that occurred during 2003 that has materially affected, or is reasonably likely to materially affect, Intertape Polymer
Group Inc.'s internal control over financial reporting.

Blackout Period Notices.

     During 2003, Intertape Polymer Group Inc. was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR. Intertape Polymer Group Inc.'s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which Intertape Polymer Group Inc.'s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

Audit Committee Financial Expert

     The Board of Directors of Intertape Polymer Group Inc. has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. J. Spencer Lanthier, being the former Chairman and Chief Executive Officer of KPMG Canada, and having the attributes set forth in Paragraph 8(b) of General Instruction B to Form 40-F, has been determined to be an audit committee financial expert. Further, Mr. Lanthier is "independent" as that term is defined by the New York Stock Exchange's corporate governance standards applicable to Intertape Polymer Group Inc.

     The Securities and Exchange Commission has stated that the designation of Mr. Lanthier as an audit committee financial expert does not make him an
"expert" for any purpose, including without limitation, for purposes of Section 11 of the Securities Act of 1933. Further, such designation does not impose any duties, obligations or liability on Mr. Lanthier greater than those imposed on members of the audit committee and Board of Directors not designated as an audit committee financial expert, nor does it affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

Code of Ethics

     Intertape Polymer Group Inc. has adopted a code of ethics entitled "Intertape Polymer Group Inc. Code of Business Conduct and Ethics", which is applicable to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and all persons performing similar functions. During the 2003 fiscal year, Intertape Polymer Group Inc. did not amend its Code of Business Conduct and Ethics and did not grant a waiver from any provision of its Code of Business Conduct and Ethics. Intertape Polymer Group Inc. will provide, without charge, to any person upon written or oral request, a copy of its Code of Business Conduct and Ethics. Requests should be directed to Burgess H. Hildreth, Intertape Polymer Group Inc., 3647 Cortez Road West, Bradenton, Florida 34210. Mr. Hildreth may be reached by telephone at (941) 739-7507.

Principal Accountant Fees and Services

     The following table sets forth the fees billed or billable for professional services rendered by Raymond Chabot Grant Thornton, Chartered Accountants, Intertape Polymer Group Inc.'s principal accountant, for the fiscal years ended December 31, 2003 and December 31, 2002:

                                                 Year ended December 31,
                                                   2002             2003
                                                __________________________
        Audit Fees                                $752,674        $807,772
        Audit-Related Fees                          36,296           5,694
        Tax Fees                                    97,427          80,421
        All Other Fees                              13,372             ---
                                                 _________        ________
              Total Fees:                         $899,769        $893,887
                                                 _________        ________

     Audit Fees. Audit fees were for professional services rendered for the audits of Intertape Polymer Group Inc.'s consolidated financial statements, assisting its Audit Committee in discharging its responsibilities for the review of the Company's interim consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as comfort letters, consents and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.

     Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of Intertape Polymer Group Inc.'s consolidated financial statements and are not reported under Audit Fees above. These services included consultations concerning financial accounting and reporting standards and the review of responses to the Canadian securities regulatory authorities' observation letters.

     Tax Fees. Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation of the Canadian subsidiaries' income tax returns, the preparation of information returns for foreign affiliates, assistance with questions regarding tax audits and tax planning relating to common forms of domestic and international taxation (i.e. income tax, capital tax and excise tax) and advisory services regarding restructurings.

     All Other Fees. All other fees were for services provided other than the audit fees, audit-related fees and tax fees described above. These services consisted mainly of miscellaneous corporate reporting and advisory services prior to the enactment of the Sarbanes-Oxley Act of 2002 and the adoption of rules thereunder.

     Intertape Polymer Group Inc.'s Audit Committee pre-approves all audit engagement fees and terms of all significant permissible non-audit services provided by independent auditors. With respect to services other than audit, review or attest services set forth in the table above, none were approved pursuant to the de minimus exception provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.


Off-Balance Sheet Arrangements.

     Intertape Polymer Group Inc. maintains no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations

     Set forth below are the contractual obligations of Intertape Polymer Group Inc. as of December 31, 2003:


Contractual Obligations                      Payment due by period
(in millions of U.S. Dollars)
                                       Total   Less
                                               than     1-3      4-5     After
                                              1 year   years	years  5 years(3)
Long-Term Debt Obligations (1)         252.0   16.9    128.4    95.1     11.6
Capital (Finance) Lease Obligations(2)  ---     ---     ---      ---      ---
Operating Lease Obligations             18.3    6.6      6.3     3.2      2.2
Purchase Obligations                    ---     ---     ---      ---      ---
Other Long-Term Liabilities Reflected
  on Balance Sheet under GAAP of the
  primary financial statements          ---     ---     ---      ---      ---
Total                                  270.3   23.5    134.7    98.3     13.8

     (1) Intertape Polymer Group Inc. has certain financial covenants it must maintain in order to remain in good standing under its Credit Agreement, as amended, as well as its long-term debt agreements, as amended. For example, in order to avoid an acceleration of the maturity dates of the loans, Intertape Polymer Group Inc.'s total debt to consolidated total capitalization ratio must not exceed certain limits. Further, Intertape Polymer Group Inc. is also required to maintain ratios with respect to its fixed charges, consolidated net worth, and total debt to EBITDA during the terms of its loans. In order to eliminate a default with respect to the first quarter of 2004, pursuant to one specific covenant of its long-term debt agreements, Intertape Polymer
Group Inc. requested and obtained an amendment to the long-term debt agreements. The amendment modified the Fixed Charge Coverage ratio (EBIDTA divided by fixed charges) for 2004 and the first six months of 2005.
The covenants contained in the loan documents, as amended, do not restrict Intertape Polymer Group Inc.'s ability to conduct its daily operations; however, the covenants do contain debt restrictions which place practical limitations on its ability to borrow additional funds without the prior approval of its current bank lenders and noteholders. Further, several of Intertape Polymer Group Inc.'s financial covenants under its loan agreements, as amended, include ratios impacted by Intertape Polymer Group Inc.'s profitability. These ratios have escalations scheduled for the latter part of this year. Intertape Polymer Group Inc. may have difficulty meeting these escalated ratios and accordingly, may need to either refinance its existing debt or obtain additional amendments to the financial covenants in order to avoid future defaults.

      (2) During 2003 Intertape Polymer Group Inc. entered into a capital lease agreement for the new Danville RDC. The twenty year lease agreement was commenced in January 2004. The value of the building and the related capital lease obligation of Intertape Polymer Group Inc. is approximately US$7.0 million.

      (3) Beginning in 2005, Intertape Polymer Group Inc. will likely need to secure funds either through issuing new debt or by raising additional equity or a combination of both in order to satisfy currently scheduled debt payments. During the last two years Intertape Polymer Group Inc. has been successful in reducing its total bank indebtedness and long-term debt by $125 million from internally generated cash and equity offerings. Intertape Polymer Group Inc. believes that it maintains good relations with its lenders, and consequently believes that it will be able to secure adequate funding to permit it to meet its obligations as they become due.

Undertaking.

     Intertape Polymer Group Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Signature.

     Pursuant to the requirements of the Securities Exchange Act of 1934, Intertape Polymer Group Inc. certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

                                         INTERTAPE POLYMER GROUP INC.
                                                 (Registrant)



                                         By: /s/Andrew M. Archibald
                                                  (Signature)

                                         Name:  Andrew M. Archibald, C.A.
                                         Title: Chief Financial Officer,
                                                Secretary, Vice President,
                                                Administration


Date: May 3, 2004

                                   EXHIBIT INDEX

    Exhibit No.                    Description                       Page No.

        1               Annual Information Form dated May 3, 2004         8

        2               Consent of Independent Chartered Accountants     36

        3               Certifications pursuant to Rule 13a-14(a) or
                        Rule 15d-14(a), pursuant to Section 302 of
                        the U.S. Sarbanes-Oxley Act of 2002              37

        4               Certification pursuant to 18 U.S.C. Section
                        1350, as enacted pursuant to Section 906 of
                        the U.S. Sarbanes-Oxley Act of 2002              41

        5               2003 Annual Report, including:
                          Audited Annual Consolidated Financial
                          Statements (Pg. 25) Management's Discussion
                          and Analysis for 2003 (Pg. 4)                  44

        6               Notice of Annual and Special Meeting of
                        Shareholders and Management Proxy Circular       53

                                    EXHIBIT 1




Item 1.









                            INTERTAPE POLYMER GROUP INC.


                              ANNUAL INFORMATION FORM

                        For the Year ended December 31, 2003



                               Dated:  May 3, 2004

                           INTERTAPE POLYMER GROUP INC.
                             ANNUAL INFORMATION FORM


                                Table of Contents

                                                                     Page

Item 1.	Cover Page                                                      8

Item 2.	Corporate Structure                                            11

        2.1     Name and Incorporation                                 11
        2.2     Intercorporate Relationships                           11

Item 3.	General Development of the Business                            12

        3.1     Three Year History                                     12
        3.2     Significant Acquisitions and Significant Dispositions  15
        3.3     Trends                                                 15
        3.4     Cautionary Statements and Risk Factors                 15

Item 4.	Narrative Description of the Business                          19

                General                                                19
                Products                                               20
                Sales and Marketing                                    24
                Manufacturing; Quality Control                         25
                Equipment and Raw Materials                            25
                Research and Development; New Products                 26
                Trademarks and Patents                                 26
                Competition                                            26
                Environmental Regulation                               27
                Employees                                              28
                Description of Property                                28

Item 5.	Selected Consolidated Financial Information                    29

        5.1     Annual Information                                     29
        5.2     Dividends                                              30

Item 6.	Management's Discussion and Analysis                           30

Item 7.	Market For Securities                                          30

Item 8.	Directors and Officers                                         30

Item 9.	Additional Information                                         35

Item 2.	Corporate Structure

     2.1  Name and Incorporation

     The business of Intertape Polymer Group Inc. ("Intertape Polymer Group" or the "Company") was established by Melbourne F. Yull, Intertape Polymer Group's Chairman of the Board and Chief Executive Officer, when Intertape Systems Inc., a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal. Intertape Polymer Group was incorporated under the Canada Business Corporations Act on December 22, 1989 under the name "171695 Canada Inc." On October 8, 1991, the Company filed a Certificate of Amendment changing its name to "Intertape Polymer Group Inc." A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company was amalgamated with EBAC Holdings Inc. In February 1992, Intertape Polymer Group completed an initial public offering of its common shares at the offering price of $5.035 (US$4.25)(after giving effect to a 2:1 stock split on June 4, 1996). The Company completed a second public offering of its common shares in Canada and the United States in October 1995, at the offering price of $9.88 (US$7.30) (after giving effect to a 2:1 stock split on June 4, 1996).
 The Company then completed a public offering of 3,000,000 of its common shares in Canada on a "bought deal" basis in March 1999, at the offering price of $40.25 (US$26.31) per share. In March 2002, the Company completed a public offering of 5,100,000 of its common shares in Canada on a "bought deal" basis at the offering price of $15.50 (US$9.35 after issue costs) per share. The shareholders, at the Company's June 11, 2003 annual and special meeting voted on the replacement of the Company's By-Law No. 1 with a new General By-Law 2003-1. The intent of the replacement by-law was to conform the Company's general by-laws with amendments that were made to the Canadian Business Corporations Act since the adoption of the general by-laws and to simplify the governance of the Company. Most recently, the Company completed a public offering of 5,750,000 of its common shares in Canada on a "bought deal" basis in October 2003, at the offering price of $10.00 (US$7.18 after issue costs) per share.

	2.2	Intercorporate Relationships

     Intertape Polymer Group is a holding company which owns various operating companies in the United States and Canada. Intertape Polymer Inc. ("IPI"), incorporated under the Canada Business Corporations Act, is the principal operating company for the Company's Canadian operations. Intertape, Inc., a Virginia corporation, is the principal operating company for the Company's United States and international operations.

     The table below lists for each of the subsidiaries of the Company their respective place of incorporation and the percentage of voting securities beneficially owned or over which control or direction is exercised directly or indirectly by Intertape Polymer Group. Certain subsidiaries, each of which represents not more than ten percent of consolidated assets and not more than ten percent of consolidated sales and operating revenues of the Company, and all of which, in the aggregate, represent not more than twenty percent of total consolidated assets and total consolidated sales and operating revenues of the Company at December 31, 2003, have been omitted.

      Corporation                         Place of             Percentage of
                                        Incorporation       Ownership or Control

Intertape Polymer Group Inc.               Canada                    Parent

Intertape Polymer Inc.                     Canada                     100%

IPG Financial Services Inc.               Delaware                    100%

IPG Holding Company of Nova Scotia       Nova Scotia                  100%

IPG Finance LLC                            Delaware                   100%

Intertape Inc.                             Virginia                   100%

Central Products Company                   Delaware                   100%

Intertape Polymer Corp.                    Delaware                   100%

IPG Administrative Services Inc.           Delaware                   100%

Intertape Woven Products Services S.A. de   Mexico                    100%

IPG Holdings LP                            Delaware                   100%

Polymer International Corp.                Virginia                   100%

IPG (US) Inc.                              Delaware                   100%

IPG (US) Holdings Inc.                     Delaware                   100%

IPG Technologies Inc.                      Delaware                   100%

Fibope Portuguesa-Filmes Biorientados S.A. Portugal                   100%


Item 3.	General Development of the Business

     3.1  Three Year History

     The Company commenced operations in 1981 and since has evolved into a recognized leader in the development and manufacture of specialized polyolefin plastic and paper packaging products and related packaging systems. For several years, Intertape Polymer Group's business strategy was primarily one of growth. Commencing in the mid-1990's, the Company made several strategically important acquisitions to further its business plan to either develop or acquire new products to complete the "basket of products" approach to the Company's markets. Over the past three years, the Company has transitioned from a period of rapid expansion to a period of operational consolidation and debt reduction. The Company has focused on implementing improvements aimed both at realizing the benefits of past acquisitions and optimizing the Company's efficiency and the quality of its products and services. In 2001, the Company completed the implementation of its Regional Distribution Centers ("RDCs"). The streamlined operations of the five RDCs permitted the Company to close the approximately twenty-five leased warehouse facilities it was maintaining and consolidate product shipments through the RDCs. During 2002, the Company continued to monitor the operations of its RDCs and has re-assessed its overall RDC strategy. As a result, in its ongoing efforts to attain maximum efficiency, the Company announced in 2003 that it would consolidate three
RDCs into a new facility adjacent to its existing manufacturing operations in Danville, Virginia. The new RDC became operational in January 2004 and should result in lower transactional costs to the Company as well as enhanced service levels to its customers.

     In its efforts to remain a low cost producer, in 2002 the Company completed the consolidation of its U.S. based operations for Flexible Intermediate Bulk Container ("FIBC") production into its Piedras Negras facility in Mexico. The Company's facility located in Piedras Negras, Mexico, 150 miles southwest of San Antonio, Texas, is in an industrial park with adjacent buildings that will permit future growth, if required.

      As a result of the Company's investments to increase its Menasha, Wisconsin production capabilities and efficiencies, the Company was able to close its water activated tape ("WAT") facility in Green Bay, Wisconsin, in December 2003, and consolidate operations in its WAT facility in Menasha, Wisconsin, a step which the Company believes will measurably reduce production costs.

     In June 2003, the Company acquired the remaining fifty percent of the issued and outstanding common shares of Fibope Portuguesa-Filmes Biorientados S.A. ("Fibope"), which it did not already own. This acquisition should provide Intertape Polymer Group with a platform from which to introduce its North American made products into European markets.

     The Company currently has no material changes planned for its business in 2004. The Company intends to continue enhancing the various elements of its existing revenue growth and debt reduction strategies.

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

                                     -13


1999    $111.3          Central Products Company  Menasha, Wisconsin         Pressure-sensitive
                                                  Brighton, Colorado         and water-activated
                                                                             carton sealing tapes

                        Spinnaker Electrical Tape                            Pressure-sensitive
                        Company                   Carbondale, Illinois       electrical tapes

2000    $ 38.4(subject
        to adjustment)  Olympian Tape Sales, Inc. Cumming, Georgia           Distribution of
                                                                             packaging products

2003    $7.2            Fibope Portuguesa-        Portugal                   Manufacture and
                        Filmes Biorientados                                  distribution of shrink film
                        S.A.


     With respect to its debt facilities, in December, 2001, Intertape Polymer Group completed the refinancing of both its bank credit facilities and long-term debt. The Company and its subsidiaries entered into a Credit Agreement dated December 20, 2001, providing for revolving credit facilities in the aggregate amount of up to US$145 million secured by all of the Company's tangible and intangible assets. Further, the Company entered into Amended and Restated Note Agreements each dated December 20, 2001, with respect to its US$137.0 million Senior Notes and US$137.0 million Series A and B Senior Notes, increasing the interest rates and granting the noteholders a security interest in the tangible and intangible assets of the Company. During 2001, Intertape Polymer Group reduced its short-term debt by US$12.9 million and long-term debt by US$9.6 million. During 2002, the Company repaid and cancelled its two-year credit facility a year early and reduced its debt under the credit facilities and long-term notes by US$69.7 million ending the year with a balance of US$321.3 million. During 2003, the Company further reduced its long-term debt ending the year with a balance of US$252.0 million and cancelled its four-year credit facility two years early. The Company has retained one credit facility, a 364-day revolving credit facility in the amount of US$50.0 million, which is extended annually at the option of the lenders. If during any period the credit facility is not extended, the facility automatically converts to a two-year revolving term loan. As of December 31, 2003, the Company had total cash and credit availability of US$32.6 million.

     Pursuant to the requirements of the Canadian Institute of Chartered Accountants, which are comparable to the applicable U.S. standards, Intertape Polymer Group performed a goodwill impairment test as of December 31, 2002, which resulted in a one-time non-cash charge to operating expenses of US$70.0 million arising out of the Company's acquisition activity during the last decade. In March, 2003, the bankers and noteholders further amended the Company's financial covenants to accommodate this impairment ensuring that it would have no future negative impact on the covenants. No impairment charge was incurred for 2003.

     3.2     Significant Acquisitions and Significant Dispositions

     The Company made what it believes to be two strategically sound acquisitions. In June 2003 Intertape Polymer Group purchased the remaining common shares of Fibope, which it did not already own, for a purchase price of US$7.2 million, which was paid by the delivery of 1,030,767 common shares of Intertape Polymer Group. Upon completion of its analysis of the European markets, the Company intends to utilize this Portugal based company to provide the manufacturing and distribution platform necessary to launch the Company's North American made products into the European markets.

     The Company also entered into an agreement in December 2003 to acquire certain of the assets of tesa tape, inc. ("tesa") in connection with tesa's masking and duct tape operations for a purchase price of US$5.5 million. Upon the completion of the transaction in February 2004, Intertape Polymer Group integrated the business acquired from tesa into its Columbia, South Carolina, facility and entered into a three-year supply agreement with tesa. The Company believes that this acquisition will provide it access to additional large retail chains not previously serviced by it.

     While the Company believes the Fibope and tesa acquisitions further its growth strategy, the acquisition of the remaining shares of Fibope and certain of the assets of tesa do not meet the definition of "significant acquisitions".

     Acquisitions are a part of the Company's strategy for growth. It will continue to investigate favorable opportunities that present themselves during 2004. The Company did not make any significant dispositions during 2003, although, as a result of the consolidation of operations, the Company has listed for sale its Edmundston, New Brunswick, Canada, and Green Bay, Wisconsin facilities. These sales, however, would not constitute significant dispositions.

     3.3     Trends

     The Company anticipates a continued growth in revenue for 2004. Intertape Polymer Group believes it will be able to accommodate additional increases in sales volume without the need for significant capital expenditures. Also, during 2004, the Company expects to implement the remaining cost reductions of its US$17.5 million program announced during 2002. In addition to the approximately US$6 million in cost reductions the Company expects during 2004 under the original program, it is also anticipated that the Company will realize an additional US$2.6 million in cost containment as a result of the closure of the Green Bay, Wisconsin facility. Next, Intertape Polymer Group intends to continue work towards the introduction of its products into new markets. Lastly, the Company plans to continue to reduce its debt in 2004.

     3.4     Cautionary Statements and Risk Factors

This Annual Information Form, including the Management's Discussion & Analysis incorporated herein by reference, contains certain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the U.S.
Securities Exchange Act of 1934, as amended (the "Exchange Act") concerning, among other things, discussions of the business strategy of Intertape Polymer Group and expectations concerning the Company's future operations, liquidity and capital resources. When used in this Annual Information Form, the words "anticipate", "believe", "estimate", "intends", "expect" and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements, including statements regarding intent, belief or current expectations of the Company or its management, are not guarantees of future performance and involve risks and uncertainties. All statements other than statements of historical fact made in this Annual Information Form or in any document incorporated herein by reference are forward-looking statements. In particular, the statements regarding industry prospects and the Company's future results of operations or financial position are forward-looking statements. Forward-looking statements reflect the Company's current expectations and are inherently uncertain. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including those factors set forth below and other factors discussed elsewhere in this Annual Information Form and in the Management's Discussion & Analysis included in the Company's Annual Report. In addition to the other information contained in this Annual Information Form, readers should carefully consider the cautionary statements and risk factors set forth below.

     Shortages in raw material decrease sales.

     In the past, there have been shortages from time to time in the supply of certain resins. In the event there are shortages, the Company's sales could decrease.

     Increases in raw material costs reduces gross margins.

     The cost of raw materials began to rise in the third quarter of 2002 and continued to do so in 2003. The Company has initiated a number of price increases to offset the increased costs, however, as a result of continued general economic weakness, it has been difficult and may continue to be difficult, for the Company to pass on these increases.

     Future acquisitions of companies may have an adverse effect on the Company's business, financial condition and operations.

     An important aspect of Intertape Polymer Group's business strategy is to acquire the assets of companies that will complement its existing products, expand its marketing area, improve distribution efficiencies, and enhance its technological capabilities. Financial risks to the Company in connection with future acquisitions include the use of its cash resources, incurring additional debt and liabilities, and potentially dilutive issuances of equity securities. Further, there are possible operational risks including difficulties assimilating the operations, products, technology, information systems and personnel of acquired companies; the loss of key personnel of acquired entities; the entry into markets in which the Company has no or limited prior experience; and difficulties honoring commitments made to customers of the acquired companies prior to the acquisition. The failure to adequately address these risks could adversely affect the Company's business.

     The Company's credit facilities and bank indebtedness contain covenants that under certain circumstances limit Management's discretion in certain business matters.

     The Amended and Restated Note Agreements entered into in December 2001, as amended, relating to the US$137 million Senior Notes and US$137 million Series A and B Senior Notes ("Note Agreements") and the Credit Agreement entered into in December 2001, as amended, relating to the Company's revolving credit facilities contain financial and operating covenants that limit Management's discretion in certain business matters which may restrict the Company's ability to take advantage of potential business opportunities as they arise. These covenants place restrictions on, among other things, the Company's ability to incur additional indebtedness, to create liens or other encumbrances, to make certain payments (including dividends and repurchases of the Company's common shares), and to sell or otherwise dispose of assets and merge or consolidate with other entities. The revolving credit facilities also require the Company to meet certain escalating financial ratios and tests that may require the Company to take action to reduce or refinance its existing debt or act in a manner contrary to its business objectives. Failure by the Company to comply with the obligations in its revolving credit facilities and Note Agreements could result in an event of default which, if not cured, waived, or amended, would permit acceleration of the Company's indebtedness under the revolving credit facilities and Note Agreements and could allow the creditors and/or noteholders thereunder to exercise their security interests, both of which could have a material adverse effect on the Company.

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

     Compliance with environmental laws and regulations could be costly.

     Intertape Polymer Group, like others in similar businesses, is subject to extensive environmental laws and regulations. The Company's policies and procedures have been designed to comply with these laws and regulations. Increasingly stringent environmental laws and regulations could necessitate the Company to make additional expenditures to achieve or maintain compliance.

Achieving and maintaining compliance with present and future environmental laws and regulations could restrict the Company's ability to modify or expand its plants or to continue manufacturing. Compliance could also require the acquisition of additional equipment. Some of Intertape Polymer Group's plants have a history of industrial use. Soil and groundwater contamination has occurred at some of the Company's plants. Environmental laws impose liability on an owner, tenant, or operator of real property for the removal or remediation of hazardous or toxic substances, even if they were unaware of or not responsible for the contamination. Further, any company who arranges for the disposal or treatment of hazardous substances at a disposal facility may be liable for the costs of remediation of such substances at such facility whether or not the company owns or operates the facility. In accordance with environmental laws and regulations, the Company periodically investigates, remediates, and monitors soil and groundwater contamination at certain of its plants. Contamination at its St. Laurent plant may have migrated to the adjacent property. The Company is investigating to determine what further action is required. Currently the Company is remediating contamination at its Columbia, South Carolina plant and has installed a hydraulic barrier at its St. Laurent, Quebec, plant to prevent further off-site migration of contaminated groundwater. The Company has completed its remediation activities at its Marysville, Michigan, facility and has requested final approval of the site from the State of Michigan. It is not anticipated that the ultimate resolution of these matters will have a material adverse effect on the Company's business or results of operations.

     Intertape Polymer Group obtains Phase I or similar environmental assessments, and Phase II assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time it either acquires or leases such facilities. These assessments typically include general inspections with soil sampling and/or ground water analysis. The assessments have not revealed any environmental liability that, based on current information, the Company believes will have a material adverse effect on the Company. Nevertheless, the Company's assessment may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities that the Company is not aware of. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws and regulations.
The conditions of the Company's properties could be affected in the future by the conditions of the land or operations in the vicinity of the properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of the Company's operations, may cause the Company to incur significant costs and liabilities that could have a material adverse effect on the Company.

     Anti-takeover provisions in the Company's Shareholder Protection Rights Plan may prevent an acquisition.

     On August 24, 1993, the shareholders of Intertape Polymer Group approved a Shareholder Protection Rights Plan (the "Plan"). Under the Plan, one common share purchase right was issued on September 1, 1993 in respect of each outstanding common share and became issuable in respect of each common share issued thereafter. Although the Plan was to have expired on September 1, 1998, on May 21, 1998, the shareholders approved an amendment extending the term of the Plan to September 1, 2003. The shareholders at their June 11, 2003 meeting, adopted an amended and restated Plan which, among other things, extended the Plan through the date immediately following the date of the Company's 2006 annual shareholders' meeting. The effect of the Plan is to require anyone who seeks to acquire 20% or more of Intertape Polymer Group's voting shares to make a bid complying with specific provisions of the Plan. Thus, the provisions of the Plan could prevent or delay the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise, in which shareholders might receive a premium over the then current market price of the Company's common shares.

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

     General

     Intertape Polymer Group develops, manufactures and sells a variety of specialized polyolefin plastic packaging products. These products include INTERTAPE(TM) pressure-sensitive and water-activated tape, EXLFILM(R) shrink film ("EXLFILM(R)"), STRETCHFLEX(R) stretch wrap ("STRETCHFLEX(R)") and woven products. Most of the Company's products are derived from resins that are converted into films and adhesives. Resins also are combined with paper and converted into a variety of packaging products. Vertical integration, whereby the Company performs each step in the conversion of polyolefin resins and paper into its various products, and continuous focus on improving manufacturing efficiencies allow the Company to be among the low-cost producers of each product it manufactures. This vertical integration combined with the use of high speed production equipment provides competitive advantages to the Company in flexibility and control of the manufacturing process and in speed of delivery. Management considers all of its products to be within one operational segment because all products are made basically from similar extrusion processes and differ only in the final stages of manufacturing.

     The Company expanded its product offering with the acquisitions of Spinnaker Electrical Tape Company, a U.S. manufacturer of pressure-sensitive electrical tapes, and Central Products Company, a U.S. manufacturer of a natural rubber pressure-sensitive tape. Central Products Company also manufactured hot melt and acrylic pressure-sensitive tapes, and a line of water-activated carton sealing tapes, giving the Company what it now believes to be 75% of the water-activated tape market.

     The Company's revenues are derived primarily from sales of its products in the United States and Canada, with approximately 84% of the Company's 2003 revenues attributable to sales from manufacturing facilities in the United States. The Company's head office is located in Montreal, Quebec and the Company maintains approximately 2.4 million square feet of manufacturing facilities throughout the United States, Canada and Portugal.

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

     The Company believes that it is one of the leading manufacturers of pressure-sensitive carton sealing tape and further believes that it is the only manufacturer in North America of all three types of adhesives; hot melt, acrylic, and natural rubber. Carton sealing tape is manufactured and sold under the INTERTAPE(TM) name to industrial distributors, leading retailers, and manufactured for sale under private labels. It is produced at the Company's Danville, St. Laurent, Richmond, and Brighton facilities and is primarily utilized by end-users for sealing corrugated cartons. Geographic territories in which the Company markets its products are serviced by sales personnel and manufacturers' representatives coordinated by regional managers. Distributors are appointed on a basis designed to achieve market penetration of both commodity and higher grade products. The Company markets carton sealing tapes, industrial tapes, equipment, and stretch and shrink films as a "basket of packaging and specialty products", an approach believed to be unique in the industry. This broad assortment of products is available from the Company's three RDCs and offers committed distribution partners opportunities for increased inventory turns, reduced storage space, and lower transaction costs.

     The acquisition of Tape, Inc. and Central Products Company added a complete range of water-activated adhesive tapes to the Company's product mix. This product line is generally sold through the same distribution network as pressure-sensitive carton sealing tape which has allowed the Company to increase its market penetration for this product. Water-activated tapes are used exclusively in the mail order business and the furniture and apparel industries where a strong mechanical bond is needed to seal large boxes that will be subject to rigorous handling during shipment. The Company believes it is the largest producer of this type of tape and has in excess of 70% of the North American market.

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

     In February 2004 the Company purchased the assets of tesa tape, inc.'s masking tape operations, which were one of the Company's main competitors in this product line. The Company also entered into a three-year supply agreement with tesa tape, inc.

     The Company's processing capabilities include solvent and synthetic rubber, hot melt and acrylic adhesive alternatives. The Company believes that its unique adhesive systems provide it with a competitive advantage in this market. The main competitors for the sale of masking tapes include 3M and Shurtape Technologies, Inc.

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

     Acrylic Coating

     The Company entered into the acrylic market in 1995 through its Danville, Virginia, plant. Acrylic coatings, when applied to film tapes, offer extended shelf life as well as increased performance under the extremes of low and high temperatures. In addition, certain applications utilize woven products as the base material to which acrylic coating is applied. The Company is completely self-sufficient in the production of film for pressure sensitive tapes for acrylic based adhesive tapes.

     INTERTAPE(TM) Duct Tape

     The acquisition of Anchor provided the Company a significant capacity in the duct tape product line, which has now been enhanced by the acquisition of the assets of the duct tape operation of tesa. Duct tapes are manufactured at the Columbia, South Carolina, facility. Most of the duct tape volume consists of polyethylene-coated cloth. Aluminum foil type tape accounts for much of the non-polyethylene coated product sales of the Company's duct tape products. Intertape Polymer Group has also entered into a three-year supply agreement with tesa for duct tape products. The main competitors are Tyco Adhesives and Shurtape Technologies, Inc.

     EXLFILM(R) Shrink Wrap

     EXLFILM(R) is a specialty plastic film which shrinks under controlled heat to conform to package shape as compared to other packaging forms that require unique machinery for different product sizes and shapes. The process provides versatility because it permits the over-wrapping of a variety of products of considerably different sizes and dimensions (such as printing and paper products, packaged foods, cassettes, toys, games and sporting goods, and hardware and housewares). The Company manufactures EXLFILM(R) at its plant in Truro, Nova Scotia, its Tremonton, Utah, facility and its facility in Portugal. The Company believes that its continued investment in equipment and product development will help it expand in this market. With the development of cross-linking technology, the Company has introduced a new line of high performance shrink film, EXLFILMPLUS(TM), which can be used to satisfy additional end user applications. The Company's shrink wrap products are sold through a select group of specialty distributors primarily to manufacturers of packaged goods and printing and paper products who package their products internally.

     In addition to being served by the Company, the United States and Canadian markets for polyolefin shrink wrap are currently served by two large United States manufacturers, Sealed Air and Bemis Company, Inc., and to a lesser extent by foreign manufacturers.

     STRETCHFLEX(R) Stretch Wrap

     STRETCHFLEX(R) is a multi-layer plastic film that can be stretched without application of heat. It is used industrially to wrap pallet loads of various products to ensure a solid load for shipping. The Company has a total of seven cast lines, all using the state-of-the-art five-layer technology. This technology, combined with re-engineered film allows the Company to produce polyolefin stretch wrap that has higher performance while reducing manufacturing costs. The Company has the capacity to produce a total of 130 million pounds of STRETCHFLEX(R) annually at its Danville, Virginia, plant and its facility in Tremonton, Utah.

     The North American market for such polyolefin stretch wrap is served by a number of manufacturers, the largest of which are AEP, Tyco, and Linear Films, Inc.

     Industrial Electrical Tapes

     As a result of the Company's 1999 acquisition of certain assets of Spinnaker Electrical Tape Company, which included its Carbondale, Illinois, facility, the Company is now a manufacturer of specialty electrical and electronic tape. The new manufacturing capability and technology at the Carbondale, Illinois, facility, coupled with the Company's high temperature resistant products manufactured at its Marysville, Michigan, facility is providing the Company access to high margin markets.

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

     The Company also manufactures other coated woven polyolefin fabrics that it supplies to converters which produce finished products for specific application, such as temporary and permanent shelters, recreational products, protective covers, pond liners, and flame retardant brattice cloth. The
Company has developed a patented woven fabric, NOVA-SHIELD(TM), that meets the fire retardant specifications required for human occupancy and maintains the UV specifications for extended outdoor use. This product is used in applications where PVC was the primary fabric previously used. Further, the Company entered the metal wrap market with a patent pending wrap, NOVA-WRAP(TM), for steel and aluminum coils and sheets.

     The Company manufactures NOVA-PAC(R) sleeves for packaging fiberglass, cotton, synthetic fibers and other products.

	The Company's most recent woven product introduction is AquaMaster(TM), a coated fabric to be used primarily to line man-made canals to prevent water loss into the ground.

     In addition, the Company competes with manufacturers of coated woven fabrics such as Amoco Fabrics and Fibers Company and Fabrene, Inc., which sell their products to converters.

     FIBCs

     The Company produces flexible intermediate bulk containers ("FIBCs") at a facility in Piedras Negras, Mexico. The market for FIBCs is highly competitive and is not dominated by any single manufacturer.

     Sales and Marketing

     As of December 31, 2003, the Company maintained a sales force of 110 personnel. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts. The Company's overall customer base is diverse, with no single customer accounting for more than 5% of total sales. Sales from facilities located in the United States and Canada accounted for approximately 86% and 14% of total sales, respectively, in 2001, and approximately 85% and 15% in 2002, and 84% and 16% in 2003. Export sales currently represent less than 5% of total sales and are included in United States or Canadian sales depending on the manufacturing facility from which the sale originates.

     The Company's sales are primarily focused on distribution products and woven products. Distribution products go to market through a network of paper and packaging distributors throughout North America. Products sold into this segment include carton sealing, masking, duct and reinforced tapes, EXLFILM(R) and STRETCHFLEX(R). In order to enhance sales of its pressure-sensitive carton sealing tape, the Company also sells carton closing systems, including automatic and semi-automatic carton sealing equipment. Prior to the acquisition of Interpack, these products were manufactured by others. The Company's EXLFILM(R) and STRETCHFLEX(R) products are sold through its existing industrial distribution base primarily to manufacturers of packaged goods and printing and paper products which package their products internally. The industrial electrical tapes are sold to the electronics and electrical industries.

     The Company's woven products are sold directly to the end-users. Intertape Polymer Group offers a line of lumberwrap, valve bags, FIBCs and specialty fabrics manufactured from plastic resins. The woven products are marketed throughout North America.

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

     The Company maintains at each manufacturing facility a quality control laboratory and a process control program on a 24-hour basis to monitor the quality of all packaging and woven products it manufactures. At the end of 2003, four of the Company's plants were certified under the ISO-9002 quality standards program, and one has been certified under the ISO-9001 quality standards program.

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

     Polyolefin resins are a widely produced petrochemical product and are available from a variety of sources worldwide. The Company purchases raw materials from a limited number of vendors with whom, over time, it has developed long-term relationships. The Company believes that such long term relationships, together with the Company's centralized purchasing operations, have enhanced the Company's ability to obtain a continuity of supply of raw materials on competitively favorable purchase terms. Historically, fluctuations in raw material prices experienced by the Company have been passed on to its customers over time, however, the timing and extent of recent price increases has made it difficult to pass the full impact of such increases on to customers.

     Research and Development; New Products

     The Company has increased its emphasis on applied research which is more efficient in identifying new product opportunities, thus reducing research and development expenses. Research and development continues to focus on new products, technology developments, new product processes and formulations.
The Company anticipates the introduction of several new products into its markets in 2004.

     Research and development expenses in 2001, 2002, and 2003 totaled US$4,182,000, US$3,169,000, and US$3,272,000, respectively.

     Trademarks and Patents

     The Company markets its tape products under the trademark INTERTAPE(TM) and various private labels. The Company's valve or open mouth bags are marketed under the registered trademark NOVA-PAC(R). Its woven polyolefin fabrics are sold under the registered trademark NOVA-THENE(R). Its shrink wrap is sold under the registered trademark EXLFILM(R). Its stretch films are sold under the registered trademark STRETCHFLEX(R). FIBC's are sold under the registered trademark CAJUN(R) BAGS. The Company has approximately 141 active registered trademarks, 55 in the United States, 21 in Canada, and 65 foreign, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company and Central Products Company. The Company currently has 28 pending trademark applications. The Company does not have, nor does management believe it important to the Company's business to have, patent protection for its carton sealing tape products. However, the Company has pursued patents in select areas where unique products offer a competitive advantage in profitable markets, primarily in woven products for which the Company has approximately
7 patents and 3 patents pending, and shrink wrap for which the Company has approximately 9 patents and 7 patents pending.

	Competition

     The Company competes with other manufacturers of plastic packaging products as well as manufacturers of alternative packaging products, such as paper, cardboard and paper-plastic combinations. Some of these competitors are larger companies with greater financial resources. Management believes that competition, while primarily based on price and quality, is also based on other factors, including product performance characteristics and service. No statistics, however, on the packaging market as a whole are currently publicly available. See "Products" for a discussion of the Company's main competitors.

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

     Environmental Regulation

     The Company manufactures and sells a variety of specialized polyolefin plastic packaging products for industrial use at its manufacturing plants throughout North America and in Portugal. The Company is actively promoting environmental solutions, both in the development of its products and in its own manufacturing facilities.

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

     Intertape is currently remediating contamination at its Columbia, South Carolina plant, and has installed a hydraulic barrier at its St. Laurent, Quebec, plant to prevent off-site migration of contaminated groundwater. The Company has completed its remediation activities at its Marysville, Michigan, facility and has requested final approval of the site from the State of Michigan. Contamination at its St. Laurent plant may have migrated to the adjacent property. The Company is investigating to determine what additional action is required. In addition, though certain of the Company's facilities emit toluene and other pollutants, the emissions are within current permitted limitations. The Company believes that these emissions will meet the Maximum Available Control Technology requirements, although additional testing or modifications at the facilities may be required.

     The Company believes that the ultimate resolution of these matters should not have a material adverse effect on the Company's business or results of operations.

     Employees

     As of December 31, 2003, the Company employed approximately 2,600 people, 700 of whom held either sales-related, operating or administrative positions and 1,900 of whom were employed in production. Approximately 50 hourly employees at the Montreal plant are unionized and subject to a collective bargaining agreement which expires on November 30, 2006. Approximately 170 hourly employees at the Marysville plant are unionized and subject to a collective bargaining agreement which expires on April 29, 2007. Approximately 170 hourly employees at the Menasha plant are unionized and subject to a collective bargaining agreement which expires on July 31, 2008. Finally, approximately 40 hourly employees at the Carbondale plant are unionized and subject to a collective bargaining agreement which expires on March 4, 2006. The Company has never experienced a work stoppage and considers its employee relations to be satisfactory.

     Description of Property

     The following table sets forth the principal manufacturing and distribution facilities owned or leased by the Company as of December 31, 2003:



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

Cerritos, California      Distribution         Tape/Packaging products          59,400      Leased to 11/15/04

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

Denver, Colorado          Warehouse            Storage for finished goods      100,000      Leased on 6-month basis

Green Bay, Wisconsin      Closed               N/A                             156,000      Owned




Marysville, Michigan      Manufacturing        High performance masking,
                                               filament tape, and specialty
                                               pressure-sensitive tape         250,000      Owned

Menasha, Wisconsin        Manufacturing        Water-activated adhesive tapes  195,000      Owned

Ontario, California       Warehouse and                                                     Leased to 8/31/04
                          Distribution         Packaging products               45,630      w/option to renew

Richmond, Kentucky        Manufacturing and    Carton sealing, masking
                          Distribution         and reinforced tape             200,000      Owned

Tremonton, Utah           Manufacturing and    EXLFILM(TM),
                          Distribution         STRETCHFLEX(R)                  115,000      Owned

Canada:

St. Laurent, Quebec     Corporate Headquarters N/A                              20,000      Leased to 6/30/05

St. Laurent, Quebec     Slitting, Warehouse    Carton sealing tape              40,000      Leased to 6/30/05

St. Laurent, Quebec     Manufacturing and
                        Distribution           Carton sealing tape              25,000      Owned

Truro, Nova Scotia      Manufacturing          Woven products, EXLFILM(TM)     260,000      Owned

Edmundston, New
Brunswick               Closed                 N/A                              65,000      Owned and for sale


Mexico:

Piedras Negras, Mexico  Manufacturing          FIBCs                           161,026      Leased to 4/30/06

Portugal:

Barcelos, Portugal      Manufacturing and
                        Distribution          Exlfilm(TM)                      35,500      Owned




Item 5.	Selected Consolidated Financial Information


     5.1  Annual Information

     The table set forth below provides a summary of the financial data for the three most recently completed financial years:

                                 Three-year data
                        (in accordance with Canadian GAAP)
($ in thousands except
per share amounts) For
the years ended
December 31                    2003                   2002                   2001
                          US$        CDN$        US$        CDN$        US$        CDN$

Total Revenue             $621,321   $873,018    $601,575   $944,714    $594,905   $921,448

Total Net Income/Loss       18,178     25,542     (54,454)   (85,517)    (12,242)   (18,962)

Per share:

      Basic                   0.51       0.71       (1.66)     (2.61)      (0.43)     (0.67)

      Diluted                 0.50       0.71       (1.66)     (2.61)      (0.43)     (0.67)

Total Assets               739,245    963,458     703,344  1,110,510     801,989  1,279,654

Total Long-term
  liabilities              235,596    307,052     291,494    460,240     380,036    606,385

Cash dividends declared
  per share                    N/A        N/A         N/A        N/A         N/A        N/A



     A discussion of the factors affecting the comparability of the above data and changes in accounting policies is contained in the Company's 2003 Annual Report and is attached to Form 40-F as Exhibit 5, to which this Annual Information Form is attached as Exhibit 1.

     5.2  Dividends

     The Company has no written policy for the payment of dividends. So long as the payment does not result in a violation of the Company's covenants with its lenders and noteholders, there are no other restrictions that would prevent the Company from paying dividends. However, the Company has not paid dividends in the past three years and has no current intention to pay dividends in the upcoming fiscal year.

Item 6.  Management's Discussion and Analysis

     Management's Discussion and Analysis is contained in the Company's 2003 Annual Report, Pages 4 to 22, and is attached to Form 40-F as Exhibit 5, to which this Annual Information Form is attached as Exhibit 1.

Item 7.  Market for Securities

     The Company's common shares are currently traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "ITP". The common shares are not traded on any other exchanges.

Item 8.	Directors and Officers

     The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the date upon which each Director was first elected. Each Director serves for a term of one year and may be nominated for re-election at the following annual shareholders' meeting. The next annual shareholders' meeting is to be held on June 2, 2004, at which time the current term of each Director will expire.

        Name of                           Position and Occupation            First Year as
Municipality of Residence                                                       Director

Melbourne F. Yull                       Director, Chairman of the Board
Sarasota, Florida                       CEO of the Company                        1989

Michael L. Richards                     Director
Westmount, Quebec                       Attorney, Senior Partner, Stikeman
                                        Elliott LLP                               1989

Ben J. Davenport, Jr.                   Director
Chatham, Virginia                       CEO, Chatham Oil Company; Chairman
                                        & CEO, First Piedmont Corporation         1994

L. Robbie Shaw                          Director
Halifax, Nova Scotia                    Former Vice President, Nova Scotia
                                        Community College                         1994

Gordon R. Cunningham                    Director
Toronto, Ontario                        President, Cumberland Asset Management
                                        Corp.                                     1998

J. Spencer Lanthier                     Director
Toronto, Ontario                        Former Chairman & CEO, KPMG Canada
                                        from 1993 to 1999 (Since Retired)         2001

Thomas E. Costello                      Director
Longboat Key, Florida                   Former CEO of xpedx , a subsidiary of
                                        International Paper Company from 1991
                                        to 2002 (Since Retired)                   2002



     The following table sets forth the name, residence and position of each executive officer of the Company as of the date hereof:

Name and Municipality of Residence               Position and Occupation

Melbourne F. Yull
Sarasota, Florida                   Chief Executive Officer                    1992

Andrew M. Archibald, C.A.           Chief Financial Officer, Secretary,
Sarasota, Florida                   Vice President, Administration             1995

Burgess H. Hildreth
Sarasota, Florida                   Vice President, Human Resources            1998


James A. Jackson
Sarasota, Florida                   Vice President, Chief Information Officer  1998

H. Dale McSween
Sarasota, Florida                   President, Distribution Products           1999

Gregory A. Yull
Sarasota, Florida                   President-Film Products                    1999

Jim Bob Carpenter
Sarasota, Florida                   President, Woven Products, Procurement     1999

Duncan R. Yull                      Vice President, Sales, Distribution
Sarasota, Florida                   Products                                   1999

Piero Greco
Laval, Quebec                       Treasurer                                  2002

Victor DiTommaso, CPA
Sarasota, Florida                   Vice President, Finance                    2003

Mark J. Dougherty                   President, Retail                          2004
Sarasota, Florida



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

     Jim Bob Carpenter has been President, Woven Products, Procurement, since May 1, 1999. Prior to that he was the General Manager of Polypropylene Fina Oil & Chemical Co.

     Duncan R. Yull, a son of Melbourne F. Yull, has been Vice President Sales, Distribution Products, since December, 1999. Prior to that he was a Regional Sales Manager for the Company until 1997 and was the Director of Sales until December, 1999.

     Piero Greco has been with the Company since January 2001 and was elected Treasurer on October 21, 2002. Prior to that he was Treasury Manager of Bombardier Inc. since October 1997.

     Victor DiTommaso was elected Vice President, Finance on April 24, 2003. Prior to that he was the Senior Vice President of Information Technology since July, 2000, of Walls Industries, Inc. and Senior Vice President of Finance since July, 1998.

     Mark J. "Doc" Dougherty was appointed President, Retail in February, 2004. Prior to that, he was Executive Vice President and General Manager of North America for U.S. Smokeless Tobacco Co. in 2003. Prior to that he was President and Managing Director of Crossmark, Inc., Global Division, during 2001 and 2002. Prior to that he served in various executive management capacities for PepsiCo. from January 1993 through December 2000.

     As of April 26, 2004, the directors and executive officers of the Company as a group owned beneficially, directly or indirectly, or exercise control or direction over, 833,359 common shares, representing approximately 2.03% of all common shares outstanding. In addition, the directors and executive officers as a group have 2,241,937 options to purchase common shares of the Company.

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

     The following is a summary description of the Committees of the Board of Directors and their mandates. Additional information regarding the Committees is contained in Management's Proxy Circular which is attached to Form 40-F as
Exhibit 6, to which this Annual Information Form is attached as Exhibit 1.

     Audit Committee: The mandate of the Audit Committee is to review the annual financial statements of the Company and to make recommendations to the Board of Directors with respect thereto. The Audit Committee also reviews the nature and scope of the annual audit as proposed by the external auditors and management and, with the external auditors and management, the adequacy of the internal accounting control procedures and systems within the Company. In addition, in accordance with its charter, the Audit Committee now has the sole authority to make recommendations to the Shareholders regarding the appointment or replacement of the Company's external auditors and shall approve their remuneration. The Audit Committee shall also require the external auditors to provide a report at least annually setting forth the auditor's internal quality-control procedures and all relationships between the external auditors and the Company, if any. The Audit Committee may consult with management on these issues, but it may not delegate its responsibility therefor. The Audit Committee has the authority to retain legal, accounting or other consultants for advice if it deems it to be necessary. The Audit Committee also approves all audit engagement fees and terms of all significant permissible non-audit services provided by the independent auditors.

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

     Nominating & Governance Committee: This Committee's charter states that the Committee is to:

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

     Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities, and interests of insiders in material transactions, if applicable, is contained in the Company's Notice of Annual and Special Meeting of Shareholders prepared for its June 2, 2004, annual and special meeting of shareholders. Additional financial information is provided in the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2003.

                                  Exhibit 2

                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS


We consent to the incorporation of our report dated February 16, 2004, on our audits of the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2003 and 2002 and for each of the years in the three-year period ended December 31, 2003, which report is included in this Annual Report on Form 40-F.




/s/Raymond Chabot Grant Thornton


Chartered Accountants
General Partnership

Montreal, Canada
May 3, 2004

Exhibit 3

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

     4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the Registrant and have:

          a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

          c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          d. Disclosed in this annual report any change in the Registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

     5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

          a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

          b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.


Date: May 3, 2004

                                      /s/Melbourne F. Yull
                                      Melbourne F. Yull, Chairman of the Board
                                      and Chief Executive Officer

______________________________________________________________________________


     I, Andrew M. Archibald, C.A., Chief Financial Officer, Secretary, and Vice President, Administration of Intertape Polymer Group Inc., certify that:

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

     4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the Registrant and have:

          a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

          c. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

          d. Disclosed in this annual report any change in the Registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting.

     5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent function):

          a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

          b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.


Date:  May 3, 2004

                                          /s/Andrew M. Archibald
                                          Andrew M. Archibald, C.A.,
                                          Chief Financial Officer, Secretary
                                          and Vice President, Administration

                                 Exhibit 4

                               CERTIFICATION
            PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002


     The undersigned, Melbourne F. Yull, Chairman of the Board and Chief Executive Officer, and Andrew M. Archibald, C.A., Chief Financial Officer, Secretary, and Vice President Administration, hereby certify that this report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in this report fairly presents in all material respects the financial condition and results of operations of Intertape Polymer Group Inc. as of and for the periods presented in this report.


Date: May 3, 2004                    /s/Melbourne F. Yull
                                     Melbourne F. Yull, Chairman of the Board
                                     and Chief Executive Officer


Date:  May 3, 2004                   /s/Andrew M. Archibald
                                     Andrew M. Archibald, C.A.,
                                     Chief Financial Officer, Secretary
                                     and Vice President, Administration

      CERTIFIED EXTRACT OF RESOLUTIONS OF THE BOARD OF DIRECTOR
                                  OF
                      INTERTAPE POLYMER GROUP INC.
                      ADOPTED ON APRIL 26TH, 2004

"APPROVAL OF ANNUAL INFORMATION FORM

WHEREAS the Chairman presented to the meeting a draft of an annual information form of the Corporation to be dated May 3, 2004.

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

BE IT RESOLVED THAT:

     1. the annual information form ("AIF") of the Corporation to be dated May 3, 2004, substantially in the form of the document presented to this meeting, be and the same is hereby approved, subject to such additions, deletions and changes therein as may be consented to by any one director or officer of the Corporation;

     2. the Corporation be and it is hereby authorized to file the English and French (when and if available) language versions of the AIF, as the same may be amended from time to time, with the securities commissions and appropriate regulatory authorities in each of the provinces and territories of Canada in order to qualify the Corporation as an eligible issuer under National Instrument 44-101 - Short Form Prospectus Distributions;

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

     4. the Corporation file with the United States Securities and Exchange Commission an Annual Report on Form 40-F (the "Form 40-F") covering the Corporation's fiscal year ended December 31, 2003, such Form
         40-F to be substantially in the form of the draft presented to the Board of Directors, together with such changes or modifications as may be deemed necessary or appropriate by any director or officer of the Corporation with and upon the advice of counsel, and any director or officer of the Corporation be, and he is, hereby authorized, empowered and directed to execute in the name and on behalf of the Corporation, to procure all other necessary signatures to, and to file with the United States Securities and Exchange Commission, the Form 40-F and any all amendments or supplements thereto;

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


                                   I, the undersigned, Andrew M. Archibald,
                                   C.A., Chief Financial Officer, Secretary,
                                   Vice President, Administration of Intertape
                                   Polymer Group Inc. hereby certify that the foregoing resolutions were duly adopted by the Board of Directors of Intertape Polymer Group Inc. on April 26, 2004 and that the said resolutions are, as of the date hereof, in full force and effect and have not been amended.

                                   IN WITNESS WHEREOF, I HAVE SIGNED in
                                   Bradenton, Florida, this  3rd day of May,
                                   2004.


                                   /s/Andrew M. Archibald
                                   Andrew M. Archibald, C.A.
                                   Chief Financial Officer, Secretary,
                                   Vice President, Administration