Form 40-F
INTERTAPE POLYMER GROUP INC
filed 2005-03-31
CIK 880224

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   FORM 40-F
              [___] REGISTRATION STATEMENT PURSUANT TO SECTION 12
                      OF THE SECURITIES EXCHANGE ACT OF 1934

            [  X  ] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                   For the Fiscal Year ended December 31, 2004

                         Commission file number:  1-10928

                           INTERTAPE POLYMER GROUP INC.
              (Exact name of Registrant as specified in its charter)

                                    Canada
                 (Jurisdiction of incorporation or organization)

                                Not Applicable
                     (I.R.S. Employer Identification Number)

           Primary Standard Industrial Classification Code Number: 2670

   110E Montee de Liesse, St. Laurent, Quebec H4T 1N4 Canada (866) 202-4713 (Address and telephone number of Registrant's principal executive offices)

                 Burgess H. Hildreth, 3647 Cortez Road West,
                   Bradenton, Florida, 34219 (941) 739-7500
 (Name, address and telephone number of Agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:               Name of each Exchange on which registered:

   Common Shares, without                   New York Stock Exchange
   nominal or par value		            Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the
Act:	Not Applicable

Securities for which there is a reporting obligation pursuant to Section
15(d) of the Act:	Not Applicable

For annual reports, indicate by check mark the information filed with this form:

[  X  ]  Annual Information Form   [  X  ]  Audited Annual Financial Statements

The number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 2004 is:
                         41,236,961       Common Shares
                             -0-          Preferred Shares

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

Controls and Procedures.

     Disclosure Controls and Procedures. Intertape Polymer Group Inc. maintains disclosure controls and procedures designed to ensure not only that information required to be disclosed in its reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, but also that information required to be disclosed by Intertape Polymer Group Inc. is accumulated and communicated to Management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Based on the annual evaluation made by Management as of December 31, 2004 of Intertape Polymer Group Inc.'s disclosure controls and procedures, with the participation of the principal executive officer and principal financial officer, the principal executive officer and principal financial officer have concluded that Intertape Polymer Group Inc.'s disclosure controls and procedures were adequate and effective to accomplish the purposes for which they were designed.

     Changes in Internal Control Over Financial Reporting. Based on the annual evaluation made by Management as of December 31, 2004 of Intertape Polymer Group Inc.'s internal control over financial reporting, with the participation of the principal executive and principal financial officers, the principal executive officer and principal financial officer have concluded that there have been no changes in Intertape Polymer Group Inc.'s internal controls over financial reporting that occurred during 2004 that has materially affected, or is reasonably likely to materially affect, Intertape Polymer Group Inc.'s internal control over financial reporting.

Blackout Period Notices.

    During 2004, Intertape Polymer Group Inc. was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR. Intertape Polymer Group Inc.'s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which Intertape Polymer Group Inc.'s plans operate and is disclosed to employees before enrollment or within thirty
(30) days thereafter.

Audit Committee Financial Expert.

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

Code of Ethics.

     Intertape Polymer Group Inc. has adopted a code of ethics entitled "Intertape Polymer Group Inc. Code of Business Conduct and Ethics", which is applicable to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and all persons performing similar functions. During the 2004 fiscal year, Intertape Polymer Group Inc. did not amend its Code of Business Conduct and Ethics and did not grant a waiver from any provision of its Code of Business Conduct and Ethics. Intertape Polymer Group Inc. will provide, without charge, to any person upon written or oral request, a copy of its Code of Business Conduct and Ethics. Requests should be directed to Burgess H. Hildreth, Intertape Polymer Group Inc., 3647 Cortez Road West, Bradenton, Florida 34210. Mr. Hildreth may be reached by telephone at (941) 739-7500.

Principal Accountant Fees and Services.

     A table setting forth the fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, the Company's principal accountant, for the fiscal years ended December 31, 2004 and December 31, 2003, is set forth in Item 17.5 of Intertape Polymer Group's Annual Information Form attached hereto as Exhibit 1.

     Intertape Polymer Group Inc.'s Audit Committee pre-approves all audit engagement fees and terms of all significant permissible non-audit services provided by independent auditors. With respect to services other than audit, review or attest services set forth in the table referenced above, none were approved pursuant to the de minimus exception provided by paragraph
(c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

     Intertape Polymer Group Inc. maintains no off-balance sheet arrangements.

Tabular Disclosure of Contractual Obligations.

     The information required by Paragraph (12) of General Instruction B to Form 40-F is located on Page 18 of Management's Discussion and Analysis contained in Intertape Polymer Group's 2004 Annual Report attached hereto as Exhibit 2 and made a part hereof by this reference.

Identification of the Audit Committee.

     Intertape Polymer Group Inc. has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is comprised of four of the seven directors of Intertape Polymer Group Inc.: J. Spencer Lanthier, L. Robbie Shaw, Gordon
R. Cunningham, and Thomas E. Costello. For additional information with respect to the Company's Audit Committee, see Item 17 of the Company's Annual Information Form attached hereto as Exhibit 1.

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

Signature.

    Pursuant to the requirements of the Exchange Act, Intertape Polymer Group Inc. certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

                                INTERTAPE POLYMER GROUP INC.
                                        (Registrant)


                                By:/s/Andrew M. Archibald, C.A.
                                        (Signature)

                                Name:  Andrew M. Archibald, C.A.
                                Title: Chief Financial Officer and Secretary


Date: March 31, 2005

                                EXHIBIT INDEX

    Exhibit No.                  Description                          Page No.
    ___________                  ___________                          ________

        1              Annual Information Form dated March 31, 2005       7

        2              2004 Annual Report, including:                    53
                       Management's Discussion and Analysis for 2004 (Pg. 6) Audited Annual Consolidated Financial Statements (Pg. 27)

        3              Consent of Raymond Chabot Grant Thornton LLP,
                       Chartered Accountants                             54

        4              Certifications pursuant to Rule 13a-14(a) or
                       Rule 15d-14(a), pursuant to Section 302 of the
                       U.S. Sarbanes-Oxley Act of 2002                   55

        5              Certification pursuant to 18 U.S.C. Section 1350,
                       as enacted pursuant to Section 906 of the
                       U.S. Sarbanes-Oxley Act of 2002                   59

                                    EXHIBIT 1
                                    _________



Item 1.









                           INTERTAPE POLYMER GROUP INC.


                             ANNUAL INFORMATION FORM

                      For the Year ended December 31, 2004



                             Dated:  March 31, 2005

                         INTERTAPE POLYMER GROUP INC.
                           ANNUAL INFORMATION FORM


Table of Contents

	Page

Item 1.  Cover Page                                                       7

Item 2.  Corporate Structure                                             10

         2.1     Name, Address and Incorporation                         10
         2.2     Intercorporate Relationships                            10

Item 3.  General Development of the Business                             11

         3.1     Three Year History                                      11
         3.2     Significant Acquisitions                                15

Item 4.  Narrative Description of the Business                           15

         4.1     General                                                 15
         4.2     Key Markets and Products                                16
         4.3     Sales and Marketing                                     20
         4.4     Manufacturing and Quality Control                       21
         4.5     Equipment and Raw Materials                             21
         4.6     Research and Development and New Products               22
         4.7     Trademarks and Patents                                  22
         4.8     Competition                                             23
         4.9     Environmental Regulation                                23
         4.10    Employees                                               24

Item 5.  Cautionary Statements and Risk Factors                          25

         5.1     Forward-Looking Statements                              25
         5.2     Risk Factors                                            26

Item 6.  Dividends                                                       34

Item 7.  General Description of Capital Structure                        34

         7.1     General Description of Capital Structure                34
         7.2     Ratings                                                 35

Item 8.  Market For Securities                                           35

         8.1     Trading Price and Volume on the Toronto Stock Exchange  35
         8.2     Trading Price and Volume on the New York Stock Exchange 36

Item 9.  Escrowed Securities                                             37

Item 10. Directors and Officers                                          37

Item 11. Legal Proceedings                                               40

Item 12. Interest of Management and Others in Material Transactions      40

Item 13. Transfer Agents and Registrars                                  41

Item 14. Material Contracts                                              41

Item 15. Experts                                                         44

         15.1    Name of Experts                                         44
         15.2    Interests of Experts                                    44

Item 16. Additional Information                                          44

Item 17. Audit Committee                                                 45

         17.1    Audit Committee Charter                                 45
         17.2    Composition of the Audit Committee                      45
         17.3    Relevant Education and Experience                       45
         17.4    Pre-Approved Policies and Procedures                    45
         17.5    External Auditor Services Fees                          46

Exhibit A        Audit Committee Charter                                 47

Exhibit B        Amended and Restated Shareholder Protection Rights
                 Plan Agreement                                          51

Exhibit C        Amended Executive Stock Option Plan as Amended and
                 Consolidated to June 2, 2004                            52

Item 2.     Corporate Structure

     2.1     Name, Address and Incorporation

     The business of Intertape Polymer Group Inc. ("Intertape Polymer Group" or the "Company") was established by Melbourne F. Yull, Intertape Polymer Group's Chairman of the Board and Chief Executive Officer, when Intertape Systems Inc., a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal. Intertape Polymer Group was incorporated under the Canada Business Corporations Act on December 22, 1989 under the name "171695 Canada Inc." On October 8, 1991, the Company filed a Certificate of Amendment changing its name to "Intertape Polymer Group Inc." A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company was amalgamated with EBAC Holdings Inc. The shareholders, at the Company's June 11, 2003 annual and special meeting voted on the replacement of the Company's By-Law No. 1 with a new General By-Law 2003-1. The intent of the replacement by-law was to conform the Company's general by-laws with amendments that were made to the Canadian Business Corporations Act since the adoption of the general by-laws and to simplify certain aspects of the governance of the Company.

     Intertape Polymer Group's corporate headquarters is located at 110E Montee de Liesse, Montreal, Quebec, Canada H4T 1N4 and the address of its registered office is 1155 Rene-Levesque Blvd. West, Montreal, Quebec, Canada H3B 3V2.

     2.2     Intercorporate Relationships

     Intertape Polymer Group is a holding company which owns various operating companies in the United States and Canada. Intertape Polymer Inc., incorporated under the Canada Business Corporations Act, is the principal operating company for the Company's Canadian operations. Central Products Company, a Delaware corporation, is the principal operating company for the Company's United States and international operations.

     The table below lists for each of the subsidiaries of the Company their respective place of incorporation and the percentage of voting securities beneficially owned or over which control or direction is exercised directly or indirectly by Intertape Polymer Group. Certain subsidiaries, each of which represents not more than ten percent of consolidated assets and not more than ten percent of consolidated sales and operating revenues of the Company, and all of which, in the aggregate, represent not more than twenty percent of total consolidated assets and total consolidated sales and operating revenues of the Company at December 31, 2004, have been omitted.

      Corporation                         Place of             Percentage of
                                        Incorporation       Ownership or Control
________________________________________________________________________________
Intertape Polymer Group Inc.               Canada                    Parent

Intertape Polymer Inc.                     Canada                     100%

IPG Financial Services Inc.               Delaware                    100%

IPG Holding Company of Nova Scotia       Nova Scotia                  100%

IPG Finance LLC                            Delaware                   100%

Intertape Inc.                             Virginia                   100%

Central Products Company                   Delaware                   100%

Intertape Polymer Corp.                    Delaware                   100%

IPG Administrative Services Inc.           Delaware                   100%

Intertape Woven Products Services S.A. de
C.V.                                        Mexico                    100%

IPG Holdings LP                            Delaware                   100%

Polymer International Corp.                Virginia                   100%

IPG (US) Inc.                              Delaware                   100%

IPG (US) Holdings Inc.                     Delaware                   100%

Intertape Polymer US Inc.                  Delaware                   100%

IPG Technologies Inc.                      Delaware                   100%

Fibope Portuguesa-Filmes Biorientados S.A. Portugal                   100%


Item 3.	General Development of the Business

     3.1     Three Year History

     The Company commenced operations in 1981 and since has evolved into a recognized leader in the development and manufacture of specialized polyolefin plastic and paper packaging products and related packaging systems. For several years, Intertape Polymer Group's business strategy was primarily one of growth. Commencing in the mid-1990's, the Company made several strategically important acquisitions to further its business plan to either develop or acquire new products to complete the "basket of products" approach to the Company's markets. Over the past three years, the Company has transitioned from a period of rapid expansion to a period of operational consolidation and debt reduction. The Company has focused on implementing improvements aimed both at realizing the benefits of past acquisitions and optimizing the Company's efficiency and the quality of its products and services. In 2001, the Company completed the initial implementation of its Regional Distribution Centers ("RDCs") strategy. The streamlined operations of the five RDCs permitted the Company to close the approximately twenty-five leased warehouse facilities it was maintaining and consolidate product shipments through the RDCs. During 2002, the Company continued to monitor the operations of its RDCs and re-assessed its overall RDC strategy. As a result, in its ongoing efforts to increase its efficiency, the Company announced in 2003 that it would consolidate three RDCs into a new facility adjacent to its existing manufacturing operations in Danville, Virginia.

The new RDC became operational in February 2004 and has lowered warehousing costs to the Company as well as enhanced service levels to its customers.

     Over the last three years, the Company has invested approximately $43.1 million in capital expenditures principally to purchase more efficient production equipment and to expand information systems capabilities. One of the benefits of these investments has been the Company's ability to reduce the number of its production and distribution facilities, while maintaining its existing capacities. In the fourth quarter of 2004, as part of the Company's ongoing review of the efficiency and effectiveness of its production and distribution network, the Company announced and substantially completed the closure of two of its manufacturing facilities, one in Cumming, Georgia and the second in Montreal, Quebec, as well as the closure of its distribution center in Cumming, Georgia. In December, 2003, the Company consolidated its two water activated tape facilities into its Menasha, Wisconsin operation.

     As part of a continuous cost improvement process, in 2002 the Company completed the consolidation of its U.S. based operations for Flexible Intermediate Bulk Container ("FIBC") production into its Piedras Negras facility in Mexico. The Company's facility located in Piedras Negras, Mexico, 150 miles southwest of San Antonio, Texas, is in an industrial park with adjacent buildings that will permit future growth, if required.

     Acquisitions have been and remain a part of the Company's growth strategy. In February 2004, the Company completed the purchase for a cash consideration of $5.5 million plus contingent consideration (dependent on business retention), the assets relating to the masking and duct tape operations of tesa tape, inc. The Company also finalized a three-year agreement to supply duct tape and masking tape to tesa. The production of the acquired business was integrated into the Company's Columbia, South Carolina manufacturing facility. This acquisition provided the Company's retail business with access to several large retail chains not previously serviced by the Company.

     In June 2003, the Company acquired the remaining fifty percent of the issued and outstanding common shares of Fibope Portuguesa-Filmes Biorientados S.A. ("Fibope"). Intertape Polymer Group acquired Fibope in order to provide a viable platform from which to introduce its North American made products into European markets.

     Set forth below is a summary of the Company's acquisitions since 1996.

                                 Completed Acquisitions
                                 ______________________
Year	Annual Cost of
         Acquisitions       Company                   Location                  Products
__________________________________________________________________________________________
      (US$ in millions)
1996	$  5.3          Tape, Inc.                Green Bay, Wisconsin       Water-activated
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

1999    $111.3          Central Products Company  Menasha, Wisconsin         Pressure-sensitive
                                                  Brighton, Colorado         and water-activated
                                                                             carton sealing tapes

                        Spinnaker Electrical Tape                            Pressure-sensitive
                        Company                   Carbondale, Illinois       electrical tapes

2000    $ 38.4(subject
        to adjustment)  Olympian Tape Sales, Inc. Cumming, Georgia           Distribution of
                                                                             packaging products

2003    $7.2            Fibope Portuguesa-        Portugal                   Manufacture and
                        Filmes Biorientados                                  distribution of shrink film
                        S.A.

2004    $5.5            tesa tape inc.            Columbia, South Carolina   Masking and duct tape



     Historically, the Company has been able to maintain value-added percentages within a narrow range of less than 0.75% because it passed on raw material cost increases to its customers. ("Value-added" is the difference between material costs and selling prices, expressed as a percentage of sales.) During 2002, in the Company's view, this situation changed as a result of a timing lag between raw material cost increases and full implementation of selling price increases. In 2003, the Company implemented a series of unit selling price increases that, coupled with certain of the Company's cost reduction programs, did result in improved gross margins. Throughout 2004, the Company, along with the industry, continued to experience rising raw material costs. Market pressures and the normal time lag between incurring raw material cost increases and passing the increases on to customers in the form of higher sales prices prevented the Company from achieving meaningful sales price increases until the second quarter of the year. During the last three quarters of 2004 and the first quarter of 2005, the Company has been able to implement price increases, which have had the effect of limiting the decrease in value-added.

     On July 28, 2004, the Company entered into a new senior secured credit facility consisting of a US$200.0 million seven-year delayed draw Term Loan B facility, a US$65.0 million five-year revolving credit facility, and a US$10.0 million five-year revolving credit facility to be issued in Canadian Dollars. The credit facility is secured by a first priority security interest in substantially all of the tangible and intangible assets of, and is guaranteed by, the Company and substantially all of its subsidiaries. Further, on July 28, 2004, the Company completed an offering of US$125.0 million 8-1/2% Senior Subordinated Notes due 2014. The proceeds from the refinancing were used to repay the Company's then existing bank credit facility, redeem all three series of its then existing senior secured notes, pay related make-whole premiums, accrued interest and transaction fees and provide cash for general working capital purposes.

     The credit agreement governing the senior secured credit facility and the indenture governing the outstanding Senior Subordinated Notes each contain restrictive covenants that, among other things, limit the Company's ability to incur additional indebtedness, make restricted payments, make loans or advances to subsidiaries and other entities, invest in capital expenditures, sell its assets or declare dividends. In addition, under its new Senior Secured Credit Facility, the Company is required to maintain certain financial ratios, including a maximum total leverage ratio, a minimum interest coverage ratio and a minimum fixed charge ratio.

     For additional information regarding the Company's Senior Secured Credit Facility and Senior Subordinated Notes, see Item 14, "Material Contracts".

     Intertape Polymer Group reduced indebtedness associated with long-term debt instruments by $50.2 million during 2002, and a further $64.3 million during 2003. Long-term debt increased during 2004 as a result of the capital lease for the new RDC, and the $325.0 million borrowed in connection with the refinancing completed in August 2004.

     During 2003 Intertape Polymer Group entered into a capital lease agreement for the new Danville RDC. The twenty-year lease agreement commenced in January 2004. The value of the building and the related capital lease obligation of Intertape Polymer Group Inc. is $7.2 million.

     As part of the refinancing completed in late 2001, the balance of the then short-term debt was cancelled and replaced with new facilities, Facility B and Facility C, in the aggregate amount of $95.0 million with two-year and four-year terms, respectively. In 2002, the Company repaid and cancelled Facility B, the $35.0 million, two-year term bank facility, which was due to be fully repaid by the end of 2003. During 2003, the Company repaid $60.0 million and cancelled Facility C two years earlier than required. In addition, amounts due under the Company's existing notes were reduced by $2.5 million during 2003.

     The Company anticipates continued revenue growth in 2005. Intertape Polymer Group believes it will see the favorable impact of its cost reduction program on its bottom line in 2005.

     During 2005, the Company intends to continue to invest in equipment to improve productivity and expand certain of its operations vertically which should also create new product capabilities. In addition, the Company believes it should begin to see the anticipated benefits from its realignment of its mid-management, including a better profit margin as a result of pricing disciplines. The Company believes that by dropping accountability down to the mid-management level, it will rekindle the entrepreneurial culture within the Company and place greater focus on increasing market share, better managing of product mix and improving the product development process.

     3.2     Significant Acquisitions

     In February, 2004, the Company acquired certain of the assets of tesa tape, inc. ("tesa") in connection with tesa's masking and duct tape operations for a purchase price of US$5.5 million, plus contingent consideration dependent on business retention. The Company also entered into a three-year agreement to supply duct tape and masking tape to tesa. Intertape Polymer Group integrated the business acquired from tesa into its Columbia, South Carolina, facility. This acquisition provided Intertape Polymer Group access to several large retail chains not previously serviced by the Company in accordance with the Company's growth strategy. The acquisition of the assets of tesa, however, does not meet the definition of "significant acquisition" as that term is understood with reference to Part 8 of the Canadian National Instrument 51-102-Continuous Disclosure Obligations and a Form 51-102F4 was not filed.

     Acquisitions are an important part of the Company's strategy for growth and it will continue to investigate favorable opportunities that present themselves during 2005.

Item 4.     Narrative Description of the Business

     4.1     General

     Intertape Polymer Group is a leader in the specialty packaging industry in North America. It develops, manufactures and sells a variety of specialized polyolefin plastic and paper-based products as well as complementary packaging systems for use in industrial and retail applications. The Company's products include carton sealing tapes, including Intertape (R) pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; Exlfilm (R) shrink film; Stretchflex (R) stretch wrap; engineered fabric products; and flexible intermediate bulk containers.
The Company designs its specialty packaging products for aerospace, automotive and industrial applications. These specialty packaging products are sold to a broad range of industrial and specialty distributors, retail stores and large end-users in diverse markets.

     Intertape Polymer Group believes it has assembled one of the broadest and deepest ranges of products in the industry by leveraging its advanced manufacturing technologies, its extensive research and development capabilities and its comprehensive strategic acquisition program. Since 1995, the Company has made a series of strategic acquisitions in order to offer a broader range of products to better serve its markets. These products include water-activated tapes, masking tapes, duct tapes, filament tapes and natural rubber adhesive tapes. At the same time, the Company has continued to develop new products, including shrink and stretch wrap films.

     4.2     Key Markets and Products

     Intertape (R) Carton Sealing Tape: Pressure-Sensitive and Water-
     ________________________________________________________________
Activated Tapes
_______________

     The Company produces a variety of pressure-sensitive plastic film carton sealing tape, ranging from commodity-designed standard tape to tape tailored to meet customers' unique requirements. The product range encompasses tape with film thickness from 25 microns to 50 microns and adhesives formulated for manual as well as automatic applications. Carton sealing tape lends itself to use in high speed taping machines that replace other closure methods such as staples, hot melt glues and cold glues. The tape the Company produces includes a wide range of customized colored and printed tape, as well as tape designed for cold temperature applications and label protection.

     The Company believes that it is one of the leading manufacturers of pressure-sensitive carton sealing tape. Carton sealing tape is manufactured and sold under the Intertape (R) name to industrial distributors and leading retailers, and is also manufactured for sale under private labels. It is produced at the Company's Danville, Virginia, Richmond, Kentucky, and Brighton, Colorado, facilities and is primarily utilized by end-users for sealing corrugated cartons. Geographic territories in which the Company markets its products are serviced by sales personnel and manufacturers' representatives coordinated by regional managers. Distributors are appointed on a basis designed to achieve market penetration of both commodity and higher grade products. Intertape Polymer Group markets carton sealing tapes, industrial tapes, equipment, and stretch and shrink films as a "basket of packaging products," an approach which it believes is unique in the industry and differentiates the Company from its competitors. This broad assortment of products is available from the Company's three RDCs and offers its distribution partners opportunities for increased inventory turns, reduced storage space and lower transaction costs.

     Intertape Polymer Group's acquisition of Tape, Inc. in 1996 and Central Products Company in 1999 added a complete range of water-activated adhesive tapes to the Company's product mix. This product line is generally sold through the same distribution network as pressure-sensitive carton sealing tape, which has allowed the Company to increase its market penetration for this product. Water-activated tapes are used exclusively in the mail order business and the furniture and apparel industries where a strong mechanical bond is needed to seal large boxes that will be subject to rigorous handling during shipment. The Company believes it is the largest producer of this type of tape and has in excess of 70% of the North American market.

     The Company's principal competitors for the sale of carton sealing tape products are Minnesota Mining & Manufacturing Co. ("3M"), Shurtape Technologies, Inc. and Sekisui TA Industries, Inc.

     Intertape (R) Masking Tapes: Performance and General Purpose
     ____________________________________________________________

     Intertape Polymer Group added masking tapes to its product line in December 1997 through the acquisition of American Tape Co., a leading manufacturer of these products and expanded the Company's position in this product line with the acquisition of Anchor Continental, Inc. in September 1998.

     Masking tapes are used for a variety of end-use applications which can be broadly described under two categories: performance and general purpose. Performance applications include use in painting of aircraft, cars, buses and boats, where the properties of the tape, such as high temperature resistance and clean adhesive releases, are individually designed for the customer's process. General purpose applications include packaging and bundling, and residential and commercial paint applications.

     In February 2004, the Company purchased the assets of tesa's masking tape operations, which had been a key competitor in this product line. The Company also entered into a three-year supply agreement with tesa.

     Intertape Polymer Group's processing capabilities include solvent and synthetic rubber, hot melt and acrylic adhesive alternatives. The Company believes that its unique adhesive systems provide it with a competitive advantage in this market.

     The Company's main competitors for the sale of masking tapes include 3M and Shurtape Technologies.

     Intertape (R) Reinforced Filament Tape: Performance and General Purpose
     _______________________________________________________________________

     In addition to masking tapes, the Company's purchases of American Tape and Anchor also introduced reinforced filament tapes and tensiled polypropylene tapes ("MOPP") to its product line. Reinforced, general and specialty products are manufactured at the Company's facilities in Richmond, Kentucky and Marysville, Michigan. These facilities produce filament tape using synthetic, natural rubber and hot melt adhesives coated on a variety of plastic films. The reinforcement is provided by fiberglass yarns laminated between the adhesive and backing layers. MOPP tapes are made from highly oriented polypropylene films and complement the reinforced filament products in several of the unitizing and bundling operations.

     Many of these filament tapes are odorless, stainless, and provide clean removal and are used in bundling, sealing, unitizing, palletizing and packaging, notably for household appliances.

     The Company's main competitor in the industrial filament tape market is 3M, and for commodity filament tapes its main competitor is TaraTape.

     Intertape (R) Duct Tape
     _______________________

     The acquisition of Anchor in 1998 provided Intertape Polymer Group with significant capacity in its duct tape product line, which has now been enhanced by the acquisition of the assets of the duct tape operations of tesa. Duct tapes are manufactured at the Company's Columbia, South Carolina facility. Most of the duct tape volume consists of polyethylene-coated cloth. Aluminum foil type tape accounts for much of the non-polyethylene coated product sales of the Company's duct tape products. The Company has also entered into a three-year supply agreement with tesa for duct tape products.

     The Company's main competitors in the duct tape market are Tyco Adhesives and Shurtape Technologies.

     Exlfilm (R) Shrink Wrap
     ___________________

     Exlfilm (R) is a specialty plastic film which shrinks under controlled heat to conform to package shape as compared to other packaging forms that require unique machinery for different product sizes and shapes. The process provides versatility because it permits the over-wrapping of a variety of products of considerably different sizes and dimensions, such as printing and paper products, packaged foods, cassettes, toys, games and sporting goods and hardware and housewares. Intertape Polymer Group manufactures Exlfilm (R) at its facilities in Truro, Nova Scotia, Tremonton, Utah, and Portugal. With the development of cross-linking technology, the Company has introduced a new line of high performance shrink film, Exlfilmplus (R) which can be used to satisfy additional end-user applications. The Company's shrink wrap products are sold through a select group of specialty distributors primarily to manufacturers of packaged goods and printing and paper products who package their products internally.

     In addition to being served by the Company, the United States and Canadian markets for polyolefin shrink wrap are currently served by two large United States manufacturers, Sealed Air and Bemis Company, and to a lesser extent by foreign manufacturers.

     Stretchflex (R) Stretch Wrap
     ____________________________

	Stretchflex (R) is a multi-layer plastic film that can be stretched without application of heat. It is used industrially to wrap pallet loads of various products to ensure a solid load for shipping. The Company has a total of seven cast lines, all using the state-of-the-art five-layer technology. This technology, combined with re-engineered film allows the Company to produce polyolefin stretch wrap that has higher performance while reducing manufacturing costs. The Company has the capacity to produce a total of 130 million pounds of Stretchflex (R) annually at its Danville, Virginia plant and its facility in Tremonton, Utah.

     The North American market for polyolefin stretch wrap is served by a number of manufacturers, the largest of which are AEP, Tyco, and Linear Films. The Company's key strategic acquisitions have positioned it as a stronger supplier of specialty packaging industrial tapes, second only, by management's estimates, to 3M in North America, with the additional capability to provide shrink and stretch wrap, product lines that 3M does not offer.

     Industrial Electrical Tapes
     ___________________________

     Following the Company's 1999 acquisition of certain assets of Spinnaker Electrical Tape Company, which included its Carbondale, Illinois facility, Intertape Polymer Group became a manufacturer of specialty electrical and electronic tape. The manufacturing capability and technology at the Carbondale, Illinois facility, coupled with the Company's high temperature-resistant products manufactured at its Marysville, Michigan facility provides it with access to high margin markets.

     Competing manufacturers of industrial electrical tapes include 3M and Permacel.

     Acrylic Coating
     _______________

     The Company entered into the acrylic market in 1995 through its Danville, Virginia plant. Acrylic coatings, when applied to film tapes, offer extended shelf life as well as increased performance under the extremes of low and high temperatures. In addition, certain applications utilize engineered fabric products as the base material to which acrylic coating is applied. The Company is completely self-sufficient in the production of film for pressure tapes for acrylic based adhesive tapes.

     Engineered Fabric Products
     __________________________

     Intertape Polymer Group produces a variety of finished products utilizing coated engineered polyolefin fabrics, such as bags and lumber wrap, as well as coated engineered polyolefin fabrics that are sold to other manufacturers which convert these fabrics into finished products, such as packaging, protective covers, pond liners, housewrap, recreational products and temporary structures.

     Nova-Thene (R) ProWrap lumber wrap is a polypropylene fabric which is extrusion coated and printed to customer specifications. It is used in the forest products industry to package kiln-dried cut lumber and other wood products. The Company believes that polypropylene products have certain advantages over traditional paper-plastic laminate and all polyethylene products, including superior strength, ease of application, durability, better appearance and the potential to be recycled.

     The Company also manufactures other coated engineered polyolefin fabrics that it supplies to converters which produce finished products for specific applications, such as temporary and permanent shelters, recreational products, protective covers, pond liners, and flame retardant brattice cloth. The Company has developed a patented engineered fabric, Nova-Shield (TM), that meets the fire retardant specifications required for human occupancy and maintains the UV specifications for extended outdoor use. This product is used in applications where PVC was the primary fabric previously used. Further, the Company has entered the metal wrap market with a patent pending wrap, Nova-Wrap (TM), for steel and aluminum coils and sheets.

     The Company manufactures Nova-Pac (TM) sleeves for packaging fiberglass, cotton, synthetic fibers and other products.

     Intertape Polymer Group's most recent engineered fabric product introduction is Aquamaster (TM), a coated fabric to be used primarily to line man-made canals to prevent water loss into the ground.

     In addition, the Company competes with manufacturers of coated engineered fabrics such as Amoco Fabrics and Fibers Company and Fabrene, which sell their products to converters.

     FIBCs
     _____

     The Company produces flexible intermediate bulk containers, or FIBCs, at a facility in Piedras Negras, Mexico. The market for FIBCs is highly competitive and is not dominated by any single manufacturer.

     4.3     Sales and Marketing

     As of December 31, 2004, the Company maintained a sales force of 128 personnel. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts. The Company's overall customer base is diverse, with no single customer accounting for more than 5% of total sales in 2004. Sales from facilities located in the United States and Canada accounted for approximately 85% and 15% of total sales, respectively, in 2002, 86% and 14% in 2003, and 80% and 20% in 2004. Export sales currently represent less than 6% of total sales and are included in United States or Canadian sales depending on the manufacturing facility from which the sale originates.

     The Company's sales are primarily focused on distribution products and engineered fabric products. Distribution products go to market through a network of paper and packaging distributors throughout North America. Products sold into this segment include carton sealing, masking, duct and reinforced tapes, Exlfilm (R) and Stretchflex (R). In order to enhance sales of the Company's pressure-sensitive carton sealing tape, it also sells carton closing systems, including automatic and semi-automatic carton sealing equipment. The Company's Exlfilm (R) and Stretchflex (R) products are sold through an existing industrial distribution base primarily to manufacturers of packaged goods and printing and paper products which package their products internally. The industrial electrical tapes are sold to the electronics and electrical industries.

     The Company's engineered fabric products are sold directly to end-users. The Company offers a line of lumberwrap, valve bags, FIBCs and specialty fabrics manufactured from plastic resins. The engineered fabric products are marketed throughout North America.

     4.4     Manufacturing and Quality Control

     Intertape Polymer Group's philosophy is to manufacture those products that are efficient for it from a cost and customer-service perspective. In cases in which the Company manufactures its own products, the Company seeks to do so utilizing the lowest cost raw material and add value to such products by vertical integration. The majority of the Company's products are manufactured through a process which starts with a variety of polyolefin resins which are extruded into film for further processing. Wide width biaxially oriented polypropylene film is extruded in the Company's facilities and this film is then coated in high-speed equipment with in-house-produced adhesive and cut to various widths and lengths for carton sealing tape. The same basic process applies for reinforced filament tape, which also uses polypropylene film and adhesive but has fiberglass strands inserted between the layers. Specific markets demand different adhesives and the Company manufactures acrylic solvent based rubber, "hot melt," aqueous acrylic, solvent acrylic, silicone and water-activated adhesives to respond to all demands. Masking tapes utilize the same process with paper as the coating substrate. Duct tapes utilize a similar process with either polyethylene or aluminum foil type coated cloth.

     The Company is the only North American supplier of all four technologies of carton sealing tape: hot melt, acrylic, water-activated and natural rubber. Further, the Company is the only United States manufacturer of natural rubber carton sealing tape. This broad family of carton sealing tapes is further enhanced by the Company's tape application equipment which is made in Florida.

     The Company has utilized its technology for basic film extrusion, essential to the low cost production of pressure-sensitive tape products, to expand its product line into highly technical and sophisticated films. Extrusion of up to five layers of various resins is done in four of the Company's plants. These high value added films service the shrink and stretch wrap markets, both of which have high entry barriers.

     The Company maintains at each manufacturing facility a quality control laboratory and a process control program on a 24-hour basis to monitor the quality of all packaging and engineered fabric products it manufactures.
At the end of 2004, five of our plants were certified under the ISO-9001:2000 quality standards program.

     4.5     Equipment and Raw Materials

     Intertape Polymer Group purchases mostly custom designed manufacturing equipment, including extruders, coaters, finishing equipment, looms, printers, bag manufacturing machines and injection molds, from manufacturers located in the United States and Western Europe, and participates in the design and upgrading of such equipment. The Company is not dependent on any one manufacturer for such equipment.

     Polyolefin resins are a widely produced petrochemical product and are available from a variety of sources worldwide. The Company purchases raw materials from a limited number of vendors with whom, over time, it has developed long-term relationships. The Company believes that such long-term relationships, together with its centralized purchasing operations, have enhanced its ability to obtain a continuity of supply of raw materials on competitively favorable purchase terms. In certain cases, the Company has entered into short-term supply contracts for raw materials, including resin. Historically, fluctuations in raw material prices experienced by the Company have been passed on to its customers over time, however, the timing and extent of recent price increases have made it difficult to pass the full impact of such increases on to customers. The Company was unable to achieve meaningful sales price increases until the second quarter of 2004 due to market pressures and the normal time lag between incurring raw material cost increases and passing the increases on to customers in the form of higher sales prices.

     4.6     Research and Development and New Products

     The Company has increased its emphasis on applied research which is more efficient in identifying new product opportunities, thus reducing research and development expenses. Research and development continues to focus on new products, technology developments, new product processes and formulations. The Company anticipates the introduction of several new products into its markets in 2005. In 2005, the Company expects to have a continuing rollout of new products including Genesys (TM), a high performance machine-grade stretch film, Veneer Tape (TM), a water activated tape product, and several new filament and masking tapes.

     Research and development expenses in 2002, 2003, and 2004 totaled $3.2 million, $3.3 million, and $4.2 million, respectively.

     4.7     Trademarks and Patents

     Intertape Polymer Group markets its tape products under the trademark Intertape (R) and various private labels. The Company's valve or open mouth bags are marketed under the registered trademark Nova-Pac (R). Its engineered fabric polyolefin fabrics are sold under the registered trademark Nova-
Thene (R). The Company's shrink wrap is sold under the registered trademark Exlfilm (R). Its stretch films are sold under the registered trademark Stretchflex (R). FIBC's are sold under the registered trademark Cajun (R) Bags. The Company has approximately 137 active registered trademarks, 52 in the United States, 20 in Canada, and 65 foreign, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company and Central
Products Company. The Company currently has 36 pending trademark applications. It does not have, nor does management believe it important to the Company's business to have, patent protection for its carton sealing tape products. However, the Company has pursued patents in select areas where unique products offer a competitive advantage in profitable markets, primarily in engineered coated products for which the Company has 3 patents and 9 patents pending, film for which it has 5 patents and 12 patents pending, tape products for which it has 8 patents and 5 patents pending, and adhesive products for which it has 1 patent and 3 patents pending.


     4.8     Competition

     The Company competes with other manufacturers of plastic packaging products as well as manufacturers of alternative packaging products, such as paper, cardboard and paper-plastic combinations. Some of these competitors are larger companies with greater financial resources. Management believes that competition, while primarily based on price and quality, is also based on other factors, including product performance characteristics and service. No statistics, however, on the packaging market as a whole are currently publicly available. See "Products" above for a discussion of the Company's main competitors.

     The Company believes that significant barriers to entry exist in the packaging market. Management considers the principal barriers to be the high cost of vertical integration which is necessary to operate competitively, the significant number of patents which already have been issued in respect of various processes and equipment, and the difficulties and expense of developing an adequate distribution network.

     4.9     Environmental Regulation

     Intertape Polymer Group's operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, United States (federal and state) and Canadian (federal and provincial) environmental laws applicable to the Company include statutes and regulations intended to (i) allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties, (ii) prevent future soil and groundwater contamination; (iii) impose national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; (iv) govern the handling, management, treatment, storage and disposal of hazardous wastes and substances; and (v) regulate the discharge of pollutants into protected waterways.

     The Company's use of hazardous substances in its manufacturing processes and the generation of hazardous wastes not only by the Company, but by prior occupants of its facilities, suggest that hazardous substances may be present at or near certain of the Company's facilities or may come to be located there in the future. Consequently, the Company is required to monitor closely its compliance under all the various environmental regulations applicable to the Company. In addition, the Company arranges for the off-site disposal of hazardous substances generated in the ordinary course of its business.

     Intertape Polymer Group obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time the Company either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or ground water analysis. The assessments have not revealed any environmental liability that, based on current information, the Company believes will have a material adverse effect on the Company. Nevertheless, these assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities that the Company is not aware of. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company's properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of the Company's properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of the Company's operations, may cause it to incur significant costs and liabilities that could have a material adverse effect on the Company.

     Except as described below, the Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations, and that the Company has obtained, and is in material compliance with, all material permits required under environmental law. The Company is currently remediating contamination at its Columbia, South
Carolina plant, and it installed a hydraulic barrier at its now closed St. Laurent, Quebec plant to prevent off-site migration of contaminated groundwater. Contamination at the Company's St. Laurent location may have migrated to the adjacent property. The Company is investigating to determine what additional action is required. The Company has completed remediation activities at its Marysville, Michigan facility and has requested final approval of the remediation from the State of Michigan. In addition, although certain of the Company's facilities emit toluene and other pollutants into the air, the emissions are within current permitted limitations. The Company believes that these emissions from its U.S. facilities will meet the applicable future federal Maximum Available Control Technology ("MACT") requirements, although additional testing or modifications at the facilities may be required. Currently, the Company estimates the cost of additional testing or modification at the facilities to comply with MACT requirements will be less than $500,000 through 2005. The Company believes that the ultimate resolution of these matters should not have a material adverse effect on its financial condition or results of operations.

     Intertape Polymer Group and its operating subsidiaries are required to maintain numerous environmental permits and governmental approvals for its operations. Some of the environmental permits and governmental approvals that have been issued to the Company or its operating subsidiaries contain conditions and restrictions, including restrictions or limits on emissions and discharges of pollutants and contaminants, or may have limited terms.
If the Company or any of its operating subsidiaries fails to satisfy these conditions or to comply with these restrictions, it may become subject to enforcement action and the operation of the relevant facilities could be adversely affected. The Company may also be subject to fines, penalties or additional costs. The Company or its operating subsidiaries may not be able to renew, maintain or obtain all environmental permits and governmental approvals required for the continued operation or further development of its facilities, as a result of which the operation of its facilities may be limited or suspended.

     4.10     Employees

     As of December 31, 2004, Intertape Polymer Group employed approximately 2,600 people, 700 of whom held either sales-related, operating or administrative positions and 1,900 of whom were employed in production. Approximately 166 hourly employees at the Marysville plant are unionized and subject to a collective bargaining agreement which expires on April
29, 2007. Approximately 172 hourly employees at the Menasha plant are unionized and subject to a collective bargaining agreement which expires on July 31, 2008. Approximately 294 employees at the Piedras Negras, Mexico facility are unionized and are subject to an agreement dated January 1, 2003, which continues indefinitely and provides for, among other things, annual salary reviews and bi-annual reviews of terms. Finally, approximately 39 hourly employees at the Carbondale plant are unionized and subject to a collective bargaining agreement which expires on March 4, 2006. The Company has never experienced a work stoppage and it considers its employee relations to be satisfactory.

Item 5.	Cautionary Statements and Risk Factors

     5.1     Forward-Looking Statements

     This Annual Information Form, including the Management's Discussion & Analysis incorporated herein by reference, contains certain "forward-looking statements" concerning, among other things, discussions of the business strategy of Intertape Polymer Group and expectations concerning the Company's future operations, liquidity and capital resources. When used in this Annual Information Form, the words "anticipate", "believe", "estimate", "intends", "expect" and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements, including statements regarding intent, belief or current expectations of the Company or its management, are not guarantees of future performance and involve risks and uncertainties. All statements other than statements of historical fact made in this Annual Information Form or in any document incorporated herein by reference are forward-looking statements. In particular, the statements regarding industry prospects and the Company's future results of operations or financial position are forward-looking statements. Forward-looking statements reflect the Company's current expectations and are inherently uncertain. Actual results may differ materially from those in the forward-looking statements as a result of various factors, including those factors set forth below and other factors discussed elsewhere in this Annual Information Form and in the Management's Discussion & Analysis included in the Company's Annual Report. In addition to the other information contained in this Annual Information Form, readers should carefully consider the above cautionary statements as well as the risk factors set forth below.
The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

     Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect the Company's actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. These factors include, among other things the Company's significant indebtedness and ability to incur substantially more debt; restrictions and limitations contained in the agreements governing its debt; the Company's substantial leverage and ability to generate sufficient cash to service its debt; increases in the cost of the Company's principal raw materials; availability of raw materials; the effects of acquisitions the Company might make; the timing and market acceptance of the Company's new products; the Company's ability to achieve anticipated cost savings from its corporate initiatives; competition in the industry and markets in which the Company operates; the Company's ability to comply with applicable environmental laws; potential litigation relating to the Company's intellectual property rights; the loss of, or deterioration of the Company's relationship with, any significant customers; changes in operating expenses or the need for additional capital expenditures; changes in the Company's strategy; and general economic conditions.

     In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Annual Information Form and in the Management's Discussion and Analysis will in fact transpire.

     The Management's Discussion and Analysis and the Annual Report incorporated herein by reference contain certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, and adjusted EBITDA. The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations, excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided in its Management Discussion and Analysis and Annual Report reconciliations of those measures to the most directly comparable GAAP measures.

     In addition to the other information contained in this Annual Information Form, readers should carefully consider the above cautionary statements as well as the risk factors set forth below.

     5.2     Risk Factors

     Risks Relating to the Company's Business
     ________________________________________

o Increases in raw material costs or the unavailability of raw materials may adversely affect the Company's profitability.

	Intertape Polymer Group has historically been able to pass on significant raw material cost increases through price increases to its customers. Nevertheless, the Company's results of operations for individual quarters can and have been negatively impacted by delays between the time of raw material cost increases and price increases in its products. For example, during 2004, significant increases in the costs of polypropylene and natural rubber adversely affected the Company's profitability because it was unable to pass along all of these price increases to its customers on a timely basis. The Company had difficulty in increasing its prices to offset these higher costs due to the failure of competitors to increase prices and customer resistance to price increases. The Company's profitability in the future may be adversely affected due to continuing increases in raw material prices. Additionally, the Company relies on its suppliers for deliveries of raw materials. If any of its suppliers were unable to deliver raw materials to the Company for an extended period of time, there is no assurance that the Company's raw material requirements would be met by other suppliers on acceptable terms, or at all, which could have a material adverse effect on the Company's results of operations.

o Acquisitions have been and are expected to continue to be a substantial part of the Company's growth strategy, which could expose it to significant business risks.

     An important aspect of Intertape Polymer Group's business strategy is to make strategic acquisitions that will complement its existing products, expand its customer base and markets, improve distribution efficiencies and enhance its technological capabilities. Financial risks from these acquisitions include the use of the Company's cash resources and incurring additional debt and liabilities. Further, there are possible operational risks including difficulties in assimilating and integrating the operations, products, technology, information systems and personnel of acquired companies; the loss of key personnel of acquired entities; the entry into markets in which the Company has no or limited prior experience; and difficulties honoring commitments made to customers of the acquired companies prior to the acquisition. The failure to adequately address these risks could adversely affect the Company's business.

     Although the Company performs due diligence investigations of the businesses or assets that it acquires, and anticipates continuing to do so for future acquisitions, there may be liabilities related to the acquired business or assets that the Company fails to, or is unable to, uncover during its due diligence investigation and for which the Company, as a successor owner, may be responsible. When feasible, the Company seeks to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor or other reasons.

o The Company's ability to achieve its growth objectives depends in part on the timing and market acceptance of its new products.

     Intertape Polymer Group's business plan involves the introduction of new products, which are both developed internally and obtained through acquisitions. The Company's ability to introduce these products successfully depends on the demand for the products, as well as their price and quality. In the event the market does not accept these products or competitors introduce similar products, the Company's ability to expand its markets and generate organic growth could be negatively impacted which could have an adverse affect on its operating results.

o The Company's future results may be adversely affected by receiving fewer savings from its corporate initiatives than expected.

     The Company achieved cost reductions of $5.5 million in 2002, $6.0 million in 2003, and $7.6 million in 2004 through a variety of corporate initiatives. The Company expects to achieve further cost reductions in future years. There can be no assurance that all of the estimated savings from these initiatives will be realized. Although the Company currently expects to achieve its goals, the Company may encounter unanticipated difficulties in implementing its initiatives.

o     The Company faces significant competition.

     The markets for Intertape Polymer Group's products are highly competitive. Competition in its markets is primarily based upon the quality, breadth and performance characteristics of its products, customer service and price. The Company's ability to compete successfully depends upon a variety of factors, including its ability to maintain high plant efficiencies and operating rates and low manufacturing costs, as well as its access to quality, low-cost raw materials.

     Some of the Company's competitors outside of North America may, at times, have lower raw material, energy and labor costs and less restrictive environmental and governmental regulations to comply with than the Company does. Other competitors may be larger in size or scope than is the Company, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions.

     In addition, there has been an increasing trend among the Company's customers towards consolidation. With fewer customers in the market for its products, the strength of the Company's negotiating position with these customers could be weakened, which could have an adverse effect on its pricing, margins and profitability.

o Intertape Polymer Group faces risks related to its international operations.

     The Company has customers and operations located outside the United
States and Canada. In 2004, sales to customers located outside the United States and Canada represented approximately 7.9% of its sales. The Company's international operations present it with a number of risks and challenges, including the effective marketing of the Company's products in other countries; tariffs and other trade barriers; and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance.

     In addition, the Company's financial statements are reported in U.S. dollars while a portion of its sales is made in other currencies, primarily the Canadian dollar and the euro. A portion of the Company's debt is also denominated in currencies other than the U.S. dollar. As a result, fluctuations in exchange rates between the U.S. dollar and foreign currencies can have a negative impact on the Company's reported operating results and financial condition. Moreover, in some cases, the currency of the Company's sales does not match the currency in which it incurs costs, which can negatively affect its profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility where the facility faces competition from non-local producers, as well as the Company's ability to successfully market its products in export markets.

o The Company's operations are subject to comprehensive environmental regulation and involve expenditures which may be material in relation to its operating cash flow.

     The Company's operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, United States (Federal and state) and Canadian (Federal and provincial) environmental laws applicable to the Company include statutes and regulations intended to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties, as well as to prevent future soil and groundwater contamination;

imposing national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; governing the handling, management, treatment, storage and disposal of hazardous wastes and substances; and regulating the discharge of pollutants into protected waterways.

     The Company's use of hazardous substances in its manufacturing processes and the generation of hazardous wastes not only by the Company, but by prior occupants of its facilities suggest that hazardous substances may be present at or near certain of the Company's facilities or may come to be located there in the future. Consequently, the Company is required to monitor closely its compliance under all the various environmental regulations applicable to it. In addition, the Company arranges for the off-site disposal of hazardous substances generated in the ordinary course of its business.

     The Company obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time it either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or ground water analysis. The assessments have not revealed any environmental liability that, based on current information, the Company believes will have a material adverse effect on it. Nevertheless, these assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities that the Company is not aware of. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company's properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of its properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of its operations, may cause the Company to incur significant costs and liabilities that could have a material adverse effect on it.

     Except as described below, the Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations and that it has obtained, and is in material compliance with, all material permits required under environmental laws. The Company is currently remediating contamination at its Columbia, South Carolina plant, and it installed a hydraulic barrier at its now closed St. Laurent, Quebec plant to prevent off-site migration of contaminated groundwater. Contamination at the Company's St. Laurent location may have migrated to the adjacent property. The Company is investigating to determine what additional action is required. The Company has completed remediation activities at its Marysville, Michigan facility and has requested final approval of the remediation from the State of Michigan. In addition, although certain of the Company's facilities emit toluene and other pollutants into the air, these emissions are within current permitted limitations. The Company believes that these emissions from its U.S. facilities will meet the applicable future federal Maximum Available Control Technology ("MACT") requirements, although additional testing or modifications at the facilities may be required. Currently, the Company estimates the cost of additional testing or modification at the facilities to comply with MACT requirements will be less than $500,000 through 2005. The Company believes that the ultimate resolution of these matters should not have a material adverse effect on its financial condition or results of operations.

     The Company's facilities are required to maintain numerous environmental permits and governmental approvals for its operations. Some of the environmental permits and governmental approvals that have been issued to the Company or to its facilities contain conditions and restrictions, including restrictions or limits on emissions and discharges of pollutants and contaminants, or may have limited terms. If the Company fails to satisfy these conditions or to comply with these restrictions, it may become subject to enforcement actions and the operation of the relevant facilities could be adversely affected. The Company may also be subject to fines, penalties or additional costs. The Company may not be able to renew, maintain or obtain all environmental permits and governmental approvals required for the continued operation or further development of the facilities, as a result of which the operation of the facilities may be limited or suspended.

o The Company may become involved in litigation relating to its intellectual property rights, which could have an adverse impact on its business.

     Intertape Polymer Group relies on patent protection, as well as a combination of copyright, trade secret and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect its proprietary technology. Litigation may be necessary to enforce these rights, which could result in substantial costs to the Company and a substantial diversion of management attention. If the Company does not adequately protect its intellectual property, its competitors or other parties could use the intellectual property that the Company has developed to enhance their products or make products similar to the Company's and compete more efficiently with it, which could result in a decrease in the Company's market share.

     While the Company has attempted to ensure that its products and the operations of its business do not infringe other parties' patents and proprietary rights, its competitors or other parties may assert that the Company's products and operations may be covered by patents held by them.
In addition, because patent applications can take many years to issue, there may be applications now pending of which the Company is unaware, which may later result in issued patents which the Company's products may infringe. If any of the Company's products infringe a valid patent, it could be prevented from selling them unless the Company can obtain a license or redesign the products to avoid infringement. A license may not always be available or may require the Company to pay substantial royalties. The Company may not be successful in any attempt to redesign any of its products to avoid any infringement. Infringement or other intellectual property claims, regardless of merit or ultimate outcome, can be expensive and time-consuming and can divert management's attention from the Company's core business.

Risks Relating to the Company's Indebtedness
____________________________________________

o The Company's substantial debt could adversely affect its financial condition and prevent it from fulfilling its obligations under its Senior Secured Credit Facility or Senior Subordinated Notes.

     The Company has a significant amount of indebtedness.  As of December
31, 2004, the Company had outstanding debt of approximately $334,127,000, which represented 45.2% of its total capitalization. Of such total debt, approximately $199.5 million, or all of the Company's outstanding senior debt, was secured. Furthermore, an additional $71.2 million (net of $3.8 million in outstanding letters of credit) in loans available under the Company's Senior Credit Facility, subject to certain restrictive covenants, also would be secured, if drawn upon.

     The Company's substantial indebtedness could adversely affect its financial condition and make it more difficult for the Company to satisfy its obligations with respect to the Senior Subordinated Notes, as well as its obligations under its new Senior Secured Credit Facility. The Company's substantial indebtedness could also increase its vulnerability to adverse general economic and industry conditions; require the Company to dedicate a substantial portion of its cash flows from operations to payments on its indebtedness, thereby reducing the availability of the Company's cash flows to fund working capital, capital expenditures, research and development efforts and other general corporate purposes; limit the Company's flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have less debt; and limit the Company's ability to borrow additional funds on terms that are satisfactory to it or at all.

o Despite the Company's level of indebtedness, it will be able to incur substantially more debt. Incurring such debt could further exacerbate the risks to the Company's financial condition described above.

     The Company will be able to incur significant additional indebtedness in the future. Although the indenture governing the Senior Subordinated Notes and the credit agreement governing the Senior Secured Credit Facility each contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. The restrictions also do not prevent the Company from incurring obligations that do not constitute indebtedness. To the extent new debt is added to the Company's currently anticipated debt levels, the substantial leverage risks described above would increase.

o The Company's Senior Subordinated Notes and Senior Secured Credit Facility contain covenants that limit its flexibility and prevents the Company from taking certain actions.

     The indenture governing the Company's Senior Subordinated Notes and the credit agreement governing the Company's Senior Secured Credit Facility include a number of significant restrictive covenants. These covenants could adversely limit the Company's ability to plan for or react to market conditions, meet its capital needs and execute its business strategy. These covenants, among other things, limit the Company's ability and the ability of its restricted subsidiaries to incur additional debt; pay dividends and make other restricted payments; create or permit certain liens; issue or sell capital stock of restricted subsidiaries; use the proceeds from sales of assets; make certain investments; create or permit restrictions on the ability of the guarantors to pay dividends or to make other distributions to the Company; enter into certain types of transactions with affiliates; engage in unrelated businesses; enter into sale and leaseback transactions; and consolidate or merge or sell the Company's assets substantially as an entirety.

     The Company's Senior Secured Credit Facility includes other and more restrictive covenants and prohibits the Company from prepaying its other debt, including the Senior Subordinated Notes, while borrowings under the Company's Senior Secured Credit Facility are outstanding. The Company's
Senior Secured Credit Facility also requires it to maintain certain financial ratios and meet other financial tests. The Company's failure to comply with these covenants could result in an event of default, which, if not cured or waived, could result in the Company being required to repay these borrowings before their scheduled due date. If the Company were unable to make this repayment or otherwise refinance these borrowings, the lenders under the Senior Secured Credit Facility could elect to declare all amounts borrowed under the Company's Senior Secured Credit Facility, together with accrued interest, to be due and payable, which, in some instances, would be an event of default under the indenture governing the Senior Subordinated Notes. In addition, these lenders could foreclose on the Company's assets. If the Company was unable to refinance these borrowings on favorable terms, the Company's results of operations and financial condition could be adversely impacted by increased costs and less favorable terms, including interest rates and covenants. Any future refinancing of the Company's Senior Secured Credit Facility is likely to contain similar restrictive covenants and financial tests.

o The Company may not be able to generate sufficient cash flow to meet its debt service obligations.

     The Company's ability to generate sufficient cash flows from operations to make scheduled payments on its debt obligations will depend on its future financial performance, which will be affected by a range of economic, competitive, regulatory, legislative and business factors, many of which are outside of the Company's control. If the Company does not generate sufficient cash flows from operations to satisfy its debt obligations, the Company may have to undertake alternative financing plans, such as refinancing or restructuring its debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. The Company cannot assure that any refinancing would be possible or that any assets could be sold on acceptable terms or otherwise. The Company's inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its obligations on commercially reasonable terms, would have an adverse effect on the Company's business, financial condition and results of operations. In addition, any refinancing of the Company's debt could be at higher interest rates and may require the Company to comply with more onerous covenants, which could further restrict its business operations.

o Because Intertape Polymer Group is a Canadian company, it may be difficult to enforce rights under U.S. bankruptcy laws.

     Intertape Polymer Group and certain of its subsidiaries are incorporated under the laws of Canada and a substantial amount of its assets are located outside of the United States. Under bankruptcy laws in the United States, courts typically assert jurisdiction over a debtor's property, wherever located, including property situated in other countries. However, courts outside of the United States may not recognize the United States bankruptcy court's jurisdiction over property located outside of the territorial limits of the United States. Accordingly, difficulties may arise in administering a United States bankruptcy case involving a Canadian debtor with property located outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable outside the territorial limits of the United States.

o It may be difficult for investors to enforce civil liabilities against Intertape Polymer Group under U.S. federal and state securities laws.

     Intertape Polymer Group and certain of its subsidiaries are incorporated under the laws of Canada. Certain of their directors and executive officers are residents of Canada and a portion of their assets are located outside of the United States. In addition, certain subsidiaries are located in other foreign jurisdictions. As a result, it may be difficult or impossible for U.S. investors to effect service of process within the United States upon Intertape Polymer Group, its Canadian subsidiaries, or its other foreign subsidiaries, or those directors and officers or to realize against them upon judgments of courts of the United States predicated upon the civil liability provisions of U.S. federal securities laws or securities or blue sky laws of any state within the United States. The Company believes that a judgment of a U.S. court predicated solely upon the civil liability provisions of the Securities Act and/or the Exchange Act would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure that this will be the case. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

o Anti-takeover provisions in the Company's Shareholder Protection Rights Plan may prevent an acquisition.

     Intertape Polymer Group has a Shareholder Protection Rights Plan (the "Plan") which will remain in effect through the date immediately following the date of the Company's 2006 annual shareholders' meeting, unless otherwise extended. The effect of the Plan is to require anyone who seeks to acquire 20% or more of Intertape Polymer Group's voting shares to make a bid complying with specific provisions of the Plan. Thus, the provisions of the Plan could prevent or delay the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise, in which shareholders might receive a premium over the then current market price of the Company's common shares.

o The Company's exemptions under the Exchange Act as a foreign private issuer limits the protections and information afforded investors.

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

Item 6.     Dividends

     The Company has no written policy for the payment of dividends. So long as the payment does not result in a violation of the Company's covenants with its lenders and noteholders, there are no other restrictions that would prevent the Company from paying dividends. However, the Company has not paid dividends in the past three years and has no current intention to pay dividends in the upcoming fiscal year. For details regarding the covenants of our lenders and noteholders please refer to the Registration Statement filed on www.sedar.com in Canada and www.sec.gov in the U.S. on October 26, 2004 as Registration No. 333-119982, as amended.

Item 7.     General Description of Capital Structure

     7.1     General Description of Capital Structure

     Intertape Polymer Group has authorized an unlimited number of voting common shares without par value. The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares. As of December 31, 2004, there were 41,236,961 issued and outstanding common shares and no issued and outstanding preferred shares of the Company.

     7.2     Ratings

     Intertape Polymer US Inc., a finance subsidiary of Intertape Polymer Group, has issued in the aggregate $125 million Senior Subordinate Notes that bear interest at 8-1/2% per annum and will mature August 1, 2014.

     Moody Investor Service, Inc. ("Moody") last rated the Senior Subordinate Notes on July 7, 2004 and at that time rated them B3 (stable). Standard & Poor's ("S&P") last rated the Senior Subordinated Notes on July 2, 2004 and rated them B-.

     The credit ratings provided by S&P and Moody's (collectively "Rating Agencies") are not recommendations to buy, hold or sell the securities, as such ratings do not comment on the market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

     Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. Ratings for debt instruments are presented in ranges by each of the Rating Agencies. The highest quality of securities are rated AAA, in the case of S&P and Aaa, in the case of Moody's. The lowest quality of securities are rated D, in the case of S&P and C, in the case of Moody's.

     Pursuant to Moody's rating system, notes which are rated B are considered speculative and are subject to a high credit risk. Moody appends numerical modifiers from 1 to 3 on its long-term debt ratings which indicate where the obligation ranks in its rating category, with 1 being the highest. Moody's outlook is its assessment regarding the likely direction of the ratings over the medium term, 18 to 36 months.

     According to the S&P rating system, issuers of debt securities rated B are judged to have the current capacity to meet their financial commitment but adverse business, financial or economic conditions will likely impair the issuer's capacity to meet its financial obligations. S&P also uses the plus or minus sign to show relative standing within the major rating categories. The issue rating definitions are expressed in terms of default risk, thus subordinated debt is typically rated lower than senior debt and the rating of subordinated debt may not conform exactly with the category definition.

Item 8.     Market for Securities

     8.1     Trading Price and Volume on the Toronto Stock Exchange

     The Company's common shares are traded on the Toronto Stock Exchange under the symbol "ITP". Set forth below is the price range and volume traded on the Toronto Stock Exchange for each month of 2004.

Month                 Price Range              Volume Traded
_____                 ___________              _____________
January           CDN $13.65-17.00                61,466
February              $13.68-16.15               177,890
March                 $12.00-14.88               117,695
April                 $10.21-14.72                64,761
May                   $  8.67-10.67              128,970
June                  $  9.08-10.39               74,945
July                  $10.00-12.35                62,728
August                $10.20-11.60               111,380
September             $  8.59-10.74               39,280

October               $  9.00-10.47               51,275
November              $  8.86-10.39               56,213
December              $  9.05-11.10               68,428

     8.2     Trading Price and Volume on the New York Stock Exchange

     The Company's common shares are also traded on the New York
Stock Exchange under the symbol "ITP". The 2004 monthly price range and volume traded on the New York Stock Exchange is as follows:

Month                 Price Range              Volume Traded
_____                 ___________              _____________
January           US  $10.44-13.34                79,115
February              $10.42-12.30                84,252
March                 $  9.02-10.99               46,965
April                 $  7.49-10.79               66,966
May                   $  6.30-7.69                29,170
June                  $  6.68-7.69                83,752
July                  $  7.53-9.30                50,809
August                $  7.76-8.44                43,163
September             $  6.75-8.29                89,542
October               $  7.34-8.22                28,185
November              $  7.28-8.65                44,900
December              $  7.40-9.15                41,572


Item 9.     Escrowed Securities


                             Number of Securities  Percentage of Class
   Designation of Class        Held in Escrow        as of 12/31/04
   ____________________      ____________________  ___________________

         Common                    250,587               0.607%

     The escrow agent is SunTrust Bank, Corporate Trust Services Division, Atlanta, Georgia. The shares were placed into escrow pursuant to the terms of an Escrow Agreement dated September 25, 2000, entered into in connection with the Company's acquisition of the assets of Olympian Tape Sales Inc. The shares are to be released upon the settlement of certain claims arising out of the transaction and the agreement of the parties thereto.

Item 10.     Directors and Officers

     The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the date upon which each Director was first elected. Each Director serves for a term of one year and may be

                                  36-
nominated for re-election at the following annual shareholders' meeting.
The next annual shareholders' meeting is to be held on May 25, 2005, at which time the current term of each Director will expire. It is contemplated that each Director will be nominated for election at the upcoming annual meeting.

    Name and                              Position and Occupation            First Year as
City of Residence                                                               Director

Melbourne F. Yull                       Director, Chairman of the Board
Sarasota, Florida                       CEO of the Company                        1989

Michael L. Richards                     Director
Westmount, Quebec                       Attorney, Senior Partner, Stikeman
                                        Elliott LLP                               1989

Ben J. Davenport, Jr.                   Director
Chatham, Virginia                       CEO, Chatham Oil Company, a distributor
                                        of oil, gasoline and propane; Chairman
                                        & CEO, First Piedmont Corporation, a
                                        waste hauling business                    1994

L. Robbie Shaw                          Director
Halifax, Nova Scotia                    Former Vice President, Nova Scotia
                                        Community College, to which he
                                        currently acts as a consultant            1994

Gordon R. Cunningham                    Director
Toronto, Ontario                        President, Cumberland Asset Management
                                        Corp., a discretionary investment
                                        management firm                           1998

J. Spencer Lanthier                     Director
Toronto, Ontario                        Former Chairman & CEO, KPMG Canada
                                        from 1993 to 1999 (Since Retired)         2001

Thomas E. Costello                      Director
Longboat Key, Florida                   Former CEO of xpedx , a subsidiary of
                                        International Paper Company from 1991
                                        to 2002 (Since Retired)                   2002


     The following table sets forth the name, residence and position of each executive officer of the Company as of the date hereof, as well as the date upon which each executive officer was first elected:

Name and Municipality of Residence               Position and Occupation

Melbourne F. Yull
Sarasota, Florida                   Chief Executive Officer                    1992

Andrew M. Archibald, C.A.           Chief Financial Officer and Secretary
Sarasota, Florida                                                              1995

Burgess H. Hildreth
Sarasota, Florida                   Vice President, Human Resources            1998

James A. Jackson
Sarasota, Florida                   Vice President, Chief Information Officer  1998

H. Dale McSween
Sarasota, Florida                   Executive Vice President, Operations       1999

Gregory A. Yull
Sarasota, Florida                   President, Distribution Products           1999

Jim Bob Carpenter
Sarasota, Florida                   Executive Vice President, Global Sourcing  1999

Duncan R. Yull                      Executive Vice President, Strategic
Sarasota, Florida                   Planning & International Business          1999

Piero Greco
Laval, Quebec                       Treasurer                                  2002

Victor DiTommaso, CPA
Sarasota, Florida                   Vice President, Finance                    2003

Mark J. Dougherty                   President, Consumer Products               2004
Sarasota, Florida



     The principal occupations of each executive officer for the last five (5) years is as follows:

     Melbourne F. Yull, established the business and has been the Company's Chief Executive Officer since 1992.

     Andrew M. Archibald has been Chief Financial Officer and Secretary since May 1995. He was Vice President Administration from May 1995 through January 2005. He was Vice President Finance from May, 1995, to January 15, 1999.
Prior thereto he served as Vice-President, Finance and Secretary of the Company since 1989.

     Burgess H. Hildreth has been Vice President, Human Resources, since October, 1998. Prior to that he had been the Vice President Administration of Anchor Continental, Inc. since June, 1996.

     James A. Jackson has been Vice-President, Chief Information Officer, since September 1, 1998. Prior to that he had been the Managing Partner of Spectrum Information Management Systems since 1996.

     H. Dale McSween was appointed Executive Vice President, Operations in January, 2005. Prior to that he served as President, Distribution Products, since December, 1999 and as Executive Vice-President and Chief Operating Officer from May 1995.

     Gregory A. Yull, a son of Melbourne F. Yull, was appointed President, Distribution Products, in January, 2005. He served as President, Film Products, since June, 1999. Prior to that he was Products Manager - Films since 1995.

     Jim Bob Carpenter was appointed Executive Vice President, Global Sourcing in January, 2005. Prior to that he served as the President, Woven Products, Procurement, since May 1, 1999 and prior to that, he was the General Manager of Polypropylene Fina Oil & Chemical Co.

     Duncan R. Yull, a son of Melbourne F. Yull, was appointed Executive Vice President, Strategic Planning and International Business in January, 2005.
He was Vice President Sales, Distribution Products, since December, 1999. Prior to that he was a Regional Sales Manager for the Company until 1997 and was the Director of Sales until December, 1999.

     Piero Greco has been with the Company since January 2001 and was appointed Treasurer on October 21, 2002. Prior to that he had served as the Treasury Manager for Bombardier Inc. since October, 1997.

     Victor DiTommaso was appointed Vice President, Finance on April 24, 2003. Prior to that he had served as the Senior Vice President of Information Technology of Walls Industries, Inc. since July, 2000, and Senior Vice President of Finance since July, 1998.

     Mark J. "Doc" Dougherty was appointed President, Consumer Products in January, 2005. He served as President, Retail since February, 2004. Prior to that, he was Executive Vice President and General Manager of North America for U.S. Smokeless Tobacco Co. in 2003. Prior to that he was President and Managing Director of Crossmark, Inc., Global Division, during 2001 and 2002. Prior to that he served in various executive management capacities for PepsiCo. from January 1993 through December 2000.

     As of March 26, 2005, the directors and executive officers of the Company as a group owned beneficially, directly or indirectly, or exercised control or direction over, 840,982 common shares, representing approximately 2% of all common shares outstanding. In addition, the directors and executive officers as a group have 3,070,437 options to purchase common shares of the Company.

     The Board of Directors has established three committees, the Audit Committee, the Compensation Committee, and the Nominating & Governance Committee to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Toronto Stock Exchange Guidelines for Corporate Governance (the "Guidelines") recommend that the
Audit Committee be made up of outside directors only and that other board committees should be comprised generally of outside directors, a majority of whom should be unrelated directors. The Audit Committee complies with the Guidelines as it is composed of four outside directors, namely L. Robbie Shaw, Gordon R. Cunningham, Thomas E. Costello, and J. Spencer Lanthier. The Compensation Committee, as presently constituted, has one related director and three unrelated directors, namely Michael L. Richards, L. Robbie Shaw,
Ben J. Davenport, Jr., and Gordon R. Cunningham. Mr. Richards is deemed to be a related director, inasmuch as the law firm of Stikeman Elliott LLP, of which he is a senior partner, provides legal services to the Company on a regular basis. However, the Company believes that its relationship with Stikeman Elliott LLP does not inhibit Mr. Richards' ability to act impartially, nor his ability to act independently of the views of the management of the Company. The Nominating & Governance Committee is composed of all of the members of the Board, the majority of whom are unrelated directors.

Item 11.     Legal Proceedings

     The Company is not currently party to any proceedings or legal claim, nor does it have any knowledge of any potential proceeding or legal claim, that involves or would involve a claim for damages that exceeds ten percent of the current assets of the Company. While the Company or its subsidiaries are parties to various legal actions, the Company is of the view that such actions are ordinary in nature and incidental to the operation of its business and that the outcome of these actions are not likely to have a material adverse effect upon the Company.

Item 12.     Interest of Management and Others in Material Transactions

     The Company is unaware of any material interest of any of its directors or officers or of any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to the Company's shares, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year or in any proposed transactions that has materially affected or will materially affect the Company or any of its affiliates.

     The Company made prior to July 31, 2002 interest-free loans payable on demand by the Company to certain of its directors and officers. The balances of such loans as of December 31, 2004, are set forth in the table below:

Name and Principal Position                     Loan Balance as of 12/31/2004
___________________________                     _____________________________

M. F. Yull
  Chairman of the Board, Chief Executive
  Officer and a Director                                  US$560,683.00
G. A. Yull
  President - Film Products                               US$125,000.00

A. M. Archibald
  Chief Financial Officer, Secretary,
  Vice President Administration	                          US$132,859.00
D. R. Yull
  Vice President Sales & Marketing -
  Distribution Products	                                  US$  59,730.00
H. D. McSween
  President - Distribution Products                       US$  25,785.00
J. Jackson
  Vice President, Chief Information Officer               US$  10,000.00

Item 13.     Transfer Agents and Registrars

     Set forth below are the Company's transfer agents and registrars with respect to its common shares, who also maintain the registers of the transfers of the stock of the Company:

                In Canada:
                     CIBC Mellon Trust Company
                     2001 University Street, 16th Floor
                     Montreal, Quebec, Canada  H3A 4L8

                In the U.S.:
                     Mellon Investor Services L.L.C.
                     85 Challenger Road, 2nd Floor
                     Ridgefield Park, New Jersey
                     U.S.A.  07660

     Wilmington Trust Company, Corporate Capital Markets, 1100 North Market Street, Wilmington, DE 19890-1626, is the Trustee under the Indenture with respect to the Company's registered 8-1/2% Senior Subordinated Notes due 2014.

Item 14.     Material Contracts

     Since January 1, 2002, Intertape Polymer Group directly or through its subsidiaries has entered into the following material contracts:

o an Amended and Restated Shareholder Protection Rights Plan Agreement adopted by the shareholders of the Company on June 11, 2003, amending and restating the Shareholder Protection Rights Plan originally entered into on August 24, 1993, as first amended on May 21, 1998. The 2003 Amended and Restated Plan, among other things, extended the Plan through the date immediately following the date of the Company's 2006 annual Shareholders' meeting.

     The effect of the Plan is to require anyone who seeks to acquire 20% or more of Intertape Polymer Group's voting shares to make a bid complying with specific provisions of the Plan. Thus, the provisions of the Plan could prevent or delay the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise, in which shareholders might receive a premium over the then current market price of the Company's common shares. A copy of the Amended and Restated Shareholder Protection Rights Plan Agreement is attached hereto as Exhibit "B".

o a new employment agreement with Melbourne F. Yull dated January 1, 2004. Pursuant to the terms of the employment agreement, Mr. Yull continues to serve as Chairman of the Board and Chief Executive Officer of Intertape Polymer Group. His compensation level is reviewed annually by the Company in accordance with its internal policies. Mr. Yull's fixed annual gross salary for 2004 was $508,832.00. The employment agreement provides, among other things, for annual bonuses based on the budgeted objectives of the Company.

o an Amended Executive Stock Option Plan as amended and consolidated to June 2, 2004. The Plan was established by Intertape Polymer Group in 1992 and has been amended from time to time. The Plan is administered by the Board of Directors. The shares offered under the Plan are common shares of the Company.

     The purpose of the Plan is to promote a proprietary interest in the Company among the executives, the key employees and the non-management directors of the Company and its subsidiaries, in order to both encourage such persons to further the development of the Company and to assist the Company in attracting and retaining key personnel necessary for the Company's long term success. The Board of Directors designates from time to time from the eligible executives those executives to whom options are to be granted and determines the number of shares covered by such options. Generally, participation in the Plan is limited to persons holding positions that can have an impact on the Company's long-term results.

     The number of common shares to which the options relate are determined by taking into account, among other things, the market price of the common shares and each optionee's base salary. The exercise price payable for each common share covered by an option is determined by the Board of Directors but will not be less than the market value of the underlying common shares on the day preceding the effective date of the grant. The Plan provides that options issued thereunder shall vest 25% per year over four years. Currently the maximum number of common shares that may be issued under the Plan is 4,094,538. A copy of the Plan is attached hereto as Exhibit "C".

o a Credit Agreement dated as of July 28, 2004, among the Company and certain of its subsidiaries, the Lenders referred to therein, Citigroup Global Markets Inc., as Sole Lead Arranger and Sole Bookrunner, Citicorp North America, Inc., as Administrative Agent, The Toronto-Dominion Bank, as Syndication Agent, and Comerica Bank and HSBC Bank USA, National Association, as Co-Documentation Agents. The Credit Agreement represents the new Senior Secured Credit Facility entered into by the Company and its subsidiaries.
The initial funding under the new Senior Secured Credit Facility occurred on August 4, 2004. The Company's new Senior Secured Credit Facility consists of a US$200.0 million seven-year delayed draw Term B facility to be made available in U.S. Dollars; a US$65.0 million five-year revolving credit facility to be made available in U.S. Dollars; and a US$10.0 million five-year revolving credit facility to be made available in Canadian Dollars. The Company and substantially all of its subsidiaries guaranteed the Senior Secured Credit Facility. Further, the Senior Secured Credit Facility is secured by a first priority perfected security interest in substantially all tangible and intangible assets of the Company and its subsidiaries.

o a Purchase Agreement, Registration Rights Agreement and Indenture each dated as of July 28, 2004, in connection with the issuance by Intertape Polymer US Inc., a finance subsidiary of Intertape Polymer Group, of the aggregate principal amount of US$125.0 million of 8-1/2% Senior Subordinated Notes due 2014. The Notes were offered to institutional investors and are guaranteed on a senior subordinated basis by the Company and substantially all of its subsidiaries. Interest will accrue and be payable on the Notes semi-annually in arrears on February 1 and August 1. For a copy of the Purchase Agreement, Registration Rights Agreement, and Indenture, as well as details of the terms of the Senior Subordinated Notes, see the Registration Statement filed on October 26, 2004 as Registration No. 333-119982 as amended on www.sec.gov in the United States.

o a Supply Agreement dated February 2, 2004, among Intertape Polymer Corp. and Central Products Company, subsidiaries of Intertape Polymer Group, as buyer, and tesa tape inc., as seller, in connection with the acquisition of the assets relating to the masking and duct tape operations of tesa tape inc. The Supply Agreement provides that the Company will manufacture and supply to tesa tape inc. products previously produced by tesa tape inc. prior to the acquisition.

     A copy of all of the foregoing contracts, except as otherwise noted, are available on www.sedar.com and on www.sec.gov.

Item 15.     Experts

     15.1     Name of Experts

     The following are the names of each person or company who has prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing made by Intertape Polymer Group during 2004:

           Raymond Chabot Grant Thornton LLP; Montreal, Quebec
           Stikeman Elliott LLP; Montreal, Quebec
           Shutts & Bowen LLP; Orlando, Florida
           Stewart, McKelvey, Stirling, Scales; Halifax, Nova Scotia
           F. Castelo Branco & Associates; Lisbon, Portugal
           Chancery Chambers; Bridgetown, Barbados
           Goodrich Riquelme Y Asociados; Mexico City, Mexico

     15.2     Interests of Experts

      None of the experts set forth in Item 15.1 above directly or indirectly, held at the time their statement, report or valuation was prepared; received after their statement, report or valuation was prepared; or shall receive, any registered or beneficial interest in any securities or other property of Intertape Polymer Group or any of its subsidiaries.

     Michael L. Richards is a senior partner of the law firm of Stikeman Elliott LLP and is a Director of the Company. As at December 31, 2004, Mr. Richards owned 77,000 common shares of the Company and outstanding options to purchase an additional 36,000 common shares of the Company. J. Gregory Humphries is a partner of the law firm of Shutts & Bowen LLP and acts as a Director and officer of certain of the U.S. subsidiaries of the Company. The Company is of the view that its relationship with Stikeman Elliott LLP and Shutts & Bowen LLP does not inhibit Mr. Richards' or Mr. Humphries' respective ability to act impartially, or their ability to act independently of the views of management. It is anticipated that both gentlemen will be re-elected.

Item 16.     Additional Information

      Additional information with respect to the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans is contained in the Company's information circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in the Company's Consolidated Financial Statements and Management's Discussion and Analysis for the fiscal year ended December 31, 2004. All of this information, as well as additional information, may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.


Item 17.     Audit Committee

     17.1     Audit Committee Charter

     The text of the Audit Committee's Charter is attached hereto as Exhibit
 "A".

     17.2     Composition of the Audit Committee

     The members of the Audit Committee of Intertape Polymer Group are Thomas
J. Costello, Gordon R. Cunningham, J. Spencer Lanthier, and L. Robbie Shaw. Each of the Audit Committee members are independent and financially literate as such terms are defined by Multilateral Instrument 52-110 - Audit Committee.

     17.3     Relevant Education and Experience

     Mr. Costello earned a Bachelor of Science in Business and an MBA from Indiana University Kelly School of Business. He was the Chief Executive Officer of xpedx, a subsidiary of International Paper Company, from 1991 until his retirement in 2002.

     Mr. Cunningham earned a Bachelor of Arts and an SJD from the University of Toronto. He was awarded an honorary LLD from the University of Victoria. Mr. Cunningham is the President of Cumberland Asset Management Corp., a discretionary investment management firm. Previously, Mr. Cunningham served as the President and Chief Executive Officer of London Life Insurance Company, one of Canada's largest life insurers.

     Mr. Lanthier, C.A., currently serves as the member of the board of directors of several publicly traded corporations. He was the Chairman and Chief Executive Officer of KPMG Canada and also served as a member of KPMG's board of directors from 1993 until his retirement in 1999.

     Mr. Shaw earned a Bachelor of Arts in Politics and History from Queens University and an LLB from Dalhousie Law School. Until the acquisition of Meloche Monnex Inc. by Toronto Dominion Bank last year, Mr. Shaw was the Chair of its Audit Committee. He has also held several executive positions, including the Vice President of Finance and Administration of Dalhousie University and the operating head of the Canadian Business Unit of National Sea Products. Most recently, Mr. Shaw was the Vice President of the Nova Scotia Community College and now acts as a consultant to the College.

     17.4     Pre-Approval Policies and Procedures

     Intertape Polymer Group's Audit Committee pre-approves all audit engagement fees and the terms of all significant permissible non-audit services provided by independent auditors.


     17.5     External Auditor Service Fees

     The following table sets forth the fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, Intertape Polymer Group Inc.'s principal accountant, for the fiscal years ended December 31, 2004 and December 31, 2003:

                                                    Year ended December 31,
                                                    2004                   2003
                                                    ___________________________
            Audit Fees                              $1,022,850         $807,772
            Audit-Related Fees                          -0-               5,694
            Tax Fees                                   146,462           80,421
            All Other Fees                              -0-                -0-
                                                    __________         ________
                    Total Fees:                     $1,169,312         $893,887

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

     All Other Fees. All other fees were for services provided other than the audit fees, audit-related fees and tax fees described above. These services consisted mainly of miscellaneous corporate reporting and advisory services.

                            EXHIBIT "A" to AIF

                       INTERTAPE POLYMER GROUP INC.

                         AUDIT COMMITTEE CHARTER

______________________________________________________________________________

CHARTER

The Audit Committee of the Board of Directors (the "Board") of Intertape Polymer Group Inc. (the "Corporation") will be responsible for assisting the Board in carrying out its duties and responsibilities relating to corporate accounting policies, financial reporting and procedures, and the quality and integrity of the financial reports of the Corporation. The external auditors are ultimately accountable to the Board and the Audit Committee, as representatives of the shareholders. The Audit Committee, subject to any action that may be taken by the Board, shall have the ultimate authority and responsibility to select and nominate for shareholder approval, evaluate and, as deemed appropriate, recommend to the shareholders the removal of the external auditors. The Audit Committee shall be responsible for overseeing the independence of the external auditors.


In discharging its role, the Audit Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Corporation. The Audit Committee shall have the authority to retain special legal, accounting or other consultants to advise the Audit Committee for this purpose.

COMMITTEE MEMBERSHIP

The Audit Committee shall consist of no fewer than three directors. The members of the Audit Committee shall meet the independence and experience requirements of the Sarbanes-Oxley Act, the New York Stock Exchange, and The Toronto Stock Exchange.

The members of the Audit Committee shall be appointed annually by the Board on the recommendation of the Nominating & Governance Committee. Audit Committee members may be replaced by the Board.


COMMITTEE AUTHORITY AND RESPONSIBILITIES

The Audit Committee shall have the sole authority to recommend to the shareholders the appointment or replacement of the external auditors, and shall approve all audit engagement fees and terms and all significant non-audit engagements with the external auditors. The Audit Committee shall consult with management but shall not delegate these responsibilities.

The Audit Committee shall meet as often as it determines, but not less frequently than quarterly. The Audit Committee may form and delegate authority to subcommittees when appropriate.

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the Committee. The Audit Committee may request any officer or employee of the Corporation or the Corporation's legal counsel or external auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Audit Committee shall meet with management and the external auditors in separate executive sessions at least quarterly.

The Audit Committee shall make regular reports to the Board. The Audit Committee shall review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval. The Audit Committee shall annually review the Audit Committee's own performance.

The Audit Committee, to the extent it deems necessary or appropriate, shall:

Financial Statement and Disclosure Matters

     1. Review and discuss with management and the external auditors the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in the Corporation's Form 40-F and Annual Report to Shareholders.

     2. Review and discuss with management and the external auditors the Corporation's quarterly financial statements prior to their filing and publication, including the results of the external auditors' reviews of the quarterly financial statements.

     3. Discuss with management and the external auditors significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including any significant changes in the Corporation's selection or application of accounting principles, any major issues as to the adequacy of the Corporation's internal controls, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Corporation's financial statements.

     4. Discuss with management the Corporation's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies.

     5. Discuss with management and the external auditors the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.

     6. Discuss with management the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies.

     7. Discuss with the external auditors the matters required to be discussed by auditing standards relating to the conduct of the audit. In particular, discuss:

     (a) The adoption of, or changes to, the Corporation's significant auditing and accounting principles and practices as suggested by the external auditors or management.

     (b) The management letter provided by the external auditors and the Corporation's response to that letter.

     (c) Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management

Oversight of the Corporation's Relationship with the External Auditors
______________________________________________________________________

     8. Review the experience and qualifications of the senior members of the external auditors' team.

     9. Obtain and review a report from the external auditors at least annually regarding (a) the auditors' internal quality-control procedures, (b) any material issues raised by the most recent quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the external auditors and the Corporation. Evaluate the qualifications, performance and independence of the external auditors, including considering whether the auditor's quality controls are adequate and the provision of non-audit services is compatible with maintaining the auditors' independence, and taking into account the opinions of management. The Audit Committee shall present its conclusions to the Board and, if so determined by the Audit Committee, recommend that the Board take additional action to satisfy itself of the qualifications, performance and independence of the auditors.

     10. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the lead audit partner or even the external auditing firm itself on a regular basis.

     11. Recommend to the Board policies for the Corporation's hiring of employees or former employees of the external auditors who were engaged on the Corporation's account.

     12. Determine from the audit team of the external auditors any professional matters dealt with at the national office level of the external auditors.

     13. Meet with the external auditors prior to the audit to discuss the planning and staffing of the audit.

Oversight of the Corporation's Internal Audit Function
______________________________________________________

     14. Review and discuss with management and the external auditors the appropriateness of having a senior internal auditing executive.

     15. If a senior internal auditing executive is appointed, review the significant reports to management prepared by the internal auditing department and management's responses.

Compliance Oversight Responsibilities
_____________________________________

     17. Obtain from the external auditors assurance that Section 10A of the Securities Exchange Act of 1934 has been complied with.

     18. Obtain reports from management, the Corporation's senior internal auditing executive if one is appointed and the external auditors that the Corporation and its subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Corporation's Code of Business Conduct and Ethics. Review reports and disclosures of insider and affiliated party transactions. Advise the Board with respect to the Corporation's policies and procedures regarding compliance with applicable laws and regulations and with the Corporation's Code of Business Conduct and Ethics.

     19. Discuss with management and the external auditors any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Corporation's financial statements or accounting policies.

     20. Discuss with the Corporation's legal counsel matters that may have a material impact on the financial statements or the Corporation's compliance policies.

LIMITATION OF AUDIT COMMITTEE'S ROLE

While the Audit Committee has the responsibilities and powers set forth herein, it is not the duty of the Committee to prepare the Corporation's financial statements, to plan or conduct audits of those financial statements, or to determine that those financial statements are complete and accurate and in accordance with generally accepted accounting principles in Canada or any other country. This is the responsibility of the Corporation's management and the external auditors. Nor is it the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the external auditors or to assure compliance with applicable laws and regulations.

                             EXHIBIT "B" TO AIF
                     AMENDED AND RESTATED SHAREHOLDER
                     PROTECTION RIGHTS PLAN AGREEMENT

                            EXHIBIT "C" TO AIF
                   AMENDED EXECUTIVE STOCK OPTION PLAN

                                  Exhibit 2

                             2004 ANNUAL REPORT

                                  Exhibit 3

                  CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS


We consent to the incorporation of our report dated February 28, 2005, on our audits of the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2004 and 2003 and for each of the years in the three-year period ended December 31, 2004, which report is included in this Annual Report on Form 40-F.




Raymond Chabot Grant Thornton LLP


Chartered Accountants

Montreal, Canada
March 31, 2005

                                  Exhibit 4

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

     4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] for the Registrant and have:

          a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

          c. Disclosed in this annual report any change in the Registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

     5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

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


Date: March 31, 2005

                                   /s/Melbourne F. Yull
                                   Melbourne F. Yull, Chairman of the Board
                                   and Chief Executive Officer

     I, Andrew M. Archibald, C.A., Chief Financial Officer and Secretary of Intertape Polymer Group Inc., certify that:

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

     4. The Registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] for the Registrant and have:

          a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

          b. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

          c. Disclosed in this annual report any change in the Registrant's internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

     5. The Registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):

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


Date:  March 31, 2005
                                      /s/Andrew M. Archibald

                                      Andrew M. Archibald, C.A.,
                                      Chief Financial Officer and Secretary

                                  Exhibit 5

                                CERTIFICATION
             PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT
              TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002


     The undersigned, Melbourne F. Yull, Chairman of the Board and Chief Executive Officer, and Andrew M. Archibald, C.A., Chief Financial Officer and Secretary, hereby certify that this report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in this report fairly presents in all material respects the financial condition and results of operations of Intertape Polymer Group Inc. as of and for the periods presented in this report.


Date: March 31, 2005                /s/Melbourne F. Yull
                                    Melbourne F. Yull, Chairman of the Board
                                    and Chief Executive Officer


Date: March 31, 2005                /s/Andrew M. Archibald
                                    Andrew M. Archibald, C.A.,
                                    Chief Financial Officer and Secretary

      CERTIFIED EXTRACT OF RESOLUTIONS OF THE BOARD OF DIRECTORS
                                    OF
                      INTERTAPE POLYMER GROUP INC.
                       ADOPTED ON MARCH 30, 2005

"APPROVAL OF ANNUAL INFORMATION FORM

WHEREAS the Chairman presented to the meeting a draft of an annual information form of the Corporation to be dated March 31, 2005.

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

BE IT RESOLVED THAT:

     1. the annual information form ("AIF") of the Corporation to be dated March 31, 2005, substantially in the form of the document presented to this meeting, be and the same is hereby approved, subject to such additions, deletions and changes therein as may be consented to by any one director or officer of the Corporation;

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

     4. the Corporation file with the United States Securities and Exchange Commission an Annual Report on Form 40-F (the "Form 40-F") covering the Corporation's fiscal year ended December 31, 2004, such Form 40-F to be substantially in the form of the draft presented to the Board of Directors, together with such changes or modifications as may be deemed necessary or appropriate by any director or officer of the Corporation with and upon the advice of counsel, and any director or officer of the Corporation be, and he is, hereby authorized, empowered and directed to execute in the name and on behalf of the Corporation, to procure all other necessary signatures to, and to file with the United States Securities and Exchange Commission, the Form 40-F and any all amendments or supplements thereto;

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


                             I, the undersigned, Andrew M. Archibald, C.A., Chief Financial Officer and Secretary, of Intertape Polymer Group Inc. hereby certify that the foregoing resolutions were duly adopted by the Board of Directors of Intertape Polymer Group Inc. on March 30, 2005 and that the said resolutions are, as of the date hereof, in full force and effect and have not been amended.

                             IN WITNESS WHEREOF, I HAVE SIGNED in, Bradenton, Florida, this 31st day of March, 2005.


                             /s/Andrew M. Archibald
                             Andrew M. Archibald, C.A.
                             Chief Financial Officer and Secretary