Form 40-F
period 2005-01-01
INTERTAPE POLYMER GROUP INC
filed 2006-03-31
CIK 880224

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2005

Commission file number: 1-10928

INTERTAPE POLYMER GROUP INC.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

Not Applicable

(I.R.S. Employer Identification Number)

Primary Standard Industrial Classification Code Number: 2670

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada H4M 2X5 (514) 731-7591

(Address and telephone number of Registrant’s principal executive offices)

Burgess H. Hildreth, 3647 Cortez Road West, Bradenton, Florida, 34219 (941) 739-7500

(Name, address and telephone number of Agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each Exchange on which registered:
Common Shares, without nominal or par value	New York Stock Exchange Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form  ☒ Audited Annual Financial Statements

The number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 2005 is:

40,957,574 Common Shares

 -0- Preferred Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

The information contained in this 40-F and the exhibits attached hereto are incorporated by reference into Registration Statement No. 333-109944.

Controls and Procedures.

Disclosure Controls and Procedures.  Intertape Polymer Group Inc. maintains disclosure controls and procedures designed to ensure not only that information required to be disclosed in its reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, but also that information required to be disclosed by Intertape Polymer Group Inc. is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  Based on the annual evaluation made by management as of December 31, 2005 of Intertape Polymer Group Inc.’s disclosure controls and procedures, with the participation of the principal executive officer and principal financial officer, the principal executive officer and principal financial officer have concluded that Intertape Polymer Group Inc.’s disclosure controls and procedures were adequate and effective to accomplish the purposes for which they were designed.

Changes in Internal Control Over Financial Reporting.  Based on the annual evaluation made by management as of December 31, 2005 of Intertape Polymer Group Inc.’s internal control over financial reporting, with the participation of the principal executive and principal financial officers, the principal executive officer and principal financial officer have concluded that there have been no changes in Intertape Polymer Group Inc.’s internal controls over financial reporting that occurred during 2005 that has materially affected, or is reasonably likely to materially affect, Intertape Polymer Group Inc.’s internal control over financial reporting.

Blackout Period Notices.

During 2005, Intertape Polymer Group Inc. was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.  Intertape Polymer Group Inc.’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which Intertape Polymer Group Inc.’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

Audit Committee Financial Expert.

The Board of Directors of Intertape Polymer Group Inc. has determined that it has at least one audit committee financial expert serving on its audit committee.  Mr. John E. Richardson, having been a senior partner of Clarkson Gordon & Co. (now Ernest & Young), and having the attributes set forth in Paragraph 8(b) of General Instruction B to Form 40-F, has been determined to be an audit committee financial expert.  Further, Mr. Richardson is “independent” as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Intertape Polymer Group Inc.

The Securities and Exchange Commission has stated that the designation of Mr. Richardson as an audit committee financial expert does not make him an “expert” for any purpose, including without limitation, for purposes of Section 11 of the Securities Act of 1933.  Further, such designation does not impose any duties, obligations or liability on Mr. Richardson greater than those imposed on members of the audit committee and Board of Directors not designated as an audit committee financial expert, nor does it affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

Code of Ethics.

Intertape Polymer Group Inc. has adopted a code of ethics entitled “Intertape Polymer Group Inc. Code of Business Conduct and Ethics”, which is applicable to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and all persons performing similar functions.  During the 2005 fiscal year, Intertape Polymer Group Inc. did not amend its Code of Business Conduct and Ethics and did not grant a waiver from any provision of its Code of Business Conduct and Ethics.  Intertape Polymer Group Inc. will provide, without charge, to any person upon written or oral request, a copy of its Code of Business Conduct and Ethics.  Requests should be directed to Burgess H. Hildreth, Intertape Polymer Group Inc., 3647 Cortez Road West, Bradenton, Florida 34210.  Mr. Hildreth may be reached by telephone at (941) 739-7500.

Principal Accountant Fees and Services.

A table setting forth the fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, Intertape Polymer Group’s principal accountant, for the fiscal years ended December 31, 2005 and December 31, 2004, is set forth in Item 17.5 of Intertape Polymer Group’s Annual Information Form attached hereto as Exhibit 1.

Intertape Polymer Group Inc.’s Audit Committee pre-approves all audit engagement fees and terms of all significant permissible non-audit services provided by independent auditors. With respect to services other than audit, review or attest services set forth in the table referenced above, none were approved pursuant to the de minimus exception provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements.

Through June 2005, Intertape Polymer Group Inc. maintained no off-balance sheet arrangements, except for the letters of credit issued and outstanding.  As of December 31, 2005 and 2004, the Company had $7.0 million and $3.8 million respectively of outstanding letters of credit, which decrease the available balance under the Company’s credit facility.  In June 2005, Intertape Polymer Group Inc. entered into an interest rate swap agreement for a notional principal amount of $50.0 million maturing in June 2010.  In July 2005, Intertape Polymer Group Inc. entered into a second interest swap agreement for a notional principal amount of $25.0 million maturing in July 2010.  Under the terms of these interest rate swap agreements, Intertape Polymer Group Inc. receives, on a quarterly basis, a variable interest rate and pays a fixed interest rate of 4.27% and 4.29% respectively, plus the 2.25% premium applicable on its term loan. As of December 31, 2005, the effective interest rate on $75,000,000 was 6.53% and the effective interest rate on the excess was 6.74% (4.67% in 2004).

Tabular Disclosure of Contractual Obligations.

The information required by Paragraph (12) of General Instruction B to Form 40-F is located on Page 19 of Management’s Discussion and Analysis for 2005 attached hereto as Exhibit 2 and made a part hereof by this reference.

Identification of the Audit Committee.

Intertape Polymer Group Inc. has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Audit Committee is comprised of four of the seven directors of Intertape Polymer Group Inc.:  John E. Richardson, L. Robbie Shaw, Gordon R. Cunningham, and Thomas E. Costello.  For additional information with respect to the Company’s Audit Committee, see Item 17 of the Company’s Annual Information Form attached hereto as Exhibit 1.

Undertaking.

Intertape Polymer Group Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

Signature.

Pursuant to the requirements of the Exchange Act, Intertape Polymer Group Inc. certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

INTERTAPE POLYMER GROUP INC.

(Registrant)

By:/s/Andrew M. Archibald

(Signature)

Name:

Andrew M. Archibald, C.A.

Title:

Chief Financial Officer and Secretary

Date: March 31, 2006

EXHIBIT INDEX

Exhibit No.	Description	Page No.
1	Annual Information Form dated March 31, 2006	7
2	Management’s Discussion and Analysis for 2005 Audited Annual Consolidated Financial Statements	54
3	Consent of Raymond Chabot Grant Thornton LLP, Chartered Accountants	55
4	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002	56
5	Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002	60

EXHIBIT 1

Item 1.

INTERTAPE POLYMER GROUP INC.

ANNUAL INFORMATION FORM

For the Year ended December 31, 2005

Dated: March 31, 2006

INTERTAPE POLYMER GROUP INC.

ANNUAL INFORMATION FORM

Table of Contents

Page

Item 1.

Cover Page

7

Item 2.

Corporate Structure

10

2.1

Name, Address and Incorporation

10

2.2

Intercorporate Relationships

10

Item 3.

General Development of the Business

11

3.1

Three Year History

11

3.2

Significant Acquisitions

16

Item 4.

Narrative Description of the Business

17

4.1

General

17

4.2

Key Markets and Products

17

4.3

Sales and Marketing

23

4.4

Manufacturing and Quality Control

22

4.5

Equipment and Raw Materials

23

4.6

Research and Development and New Products

23

4.7

Trademarks and Patents

24

4.8

Competition

24

4.9

Environmental Regulation

25

4.10

Employees

26

Item 5.

Cautionary Statements and Risk Factors

27

5.1

Forward-Looking Statements

27

5.2

Risk Factors

28

Item 6.

Dividends

37

Item 7.

General Description of Capital Structure

37

7.1

General Description of Capital Structure

37

7.2

Ratings

38

Item 8.

Market For Securities

38

8.1

Trading Prices and Volume on the Toronto Stock Exchange

38

8.2

Trading Prices and Volume on the New York Stock Exchange

38

Item 9.

Escrowed Securities

40

Item 10.

Directors and Officers

40

Item 11.

Legal Proceedings

43

Item 12.

Interest of Management and Others in Material Transactions

43

Item 13.

Transfer Agents and Registrars

44

Item 14.

Material Contracts

44

Item 15.

Experts

46

15.1

Name of Experts

46

15.2

Interests of Experts

47

Item 16.

Additional Information

47

Item 17.

Audit Committee

47

17.1

Audit Committee Charter

47

17.2

Composition of the Audit Committee

48

17.3

Relevant Education and Experience

48

17.4

Pre-Approved Policies and Procedures

48

17.5

External Auditor Services Fees

48

Exhibit A

Audit Committee Charter

50

Item 2.

 Corporate Structure

2.1

Name, Address and Incorporation

The business of Intertape Polymer Group Inc. (“Intertape Polymer Group” or the “Company”) was established by Melbourne F. Yull, Intertape Polymer Group’s Chairman of the Board and Chief Executive Officer, when Intertape Systems Inc., a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal.  Intertape Polymer Group was incorporated under the Canada Business Corporations Act on December 22, 1989 under the name “171695 Canada Inc.”  On October 8, 1991, the Company filed a Certificate of Amendment changing its name to “Intertape Polymer Group Inc.”  A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company was amalgamated with EBAC Holdings Inc.  The shareholders, at the Company’s June 11, 2003 annual and special meeting voted on the replacement of the Company’s By-Law No. 1 with a new General By-Law 2003-1. The intent of the replacement by-law was to conform the Company’s general by-laws with amendments that were made to the Canada Business Corporations Act since the adoption of the general by-laws and to simplify certain aspects of the governance of the Company.

Intertape Polymer Group’s corporate headquarters is located at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada  H4M 2X5 and the address of its registered office is 1155 Rene-Levesque Blvd. West, Montreal, Quebec, Canada  H3B 3V2.

2.2

Intercorporate Relationships

Intertape Polymer Group is a holding company which owns various operating companies in the United States and Canada.  Intertape Polymer Inc., incorporated under the Canada Business Corporations Act, is the principal operating company for the Company’s Canadian operations.  Central Products Company, a Delaware corporation, is the principal operating company for the Company’s United States and international operations.

The table below lists for each of the subsidiaries of the Company their respective place of incorporation and the percentage of voting securities beneficially owned or over which control or direction is exercised directly or indirectly by Intertape Polymer Group.  Certain subsidiaries, each of which represents not more than ten percent of consolidated assets and not more than ten percent of consolidated sales and operating revenues of the Company, and all of which, in the aggregate, represent not more than twenty percent of total consolidated assets and total consolidated sales and operating revenues of the Company at December 31, 2005, have been omitted.

Corporation	Place of Incorporation	Percentage of Ownership or Control
Intertape Polymer Group Inc.	Canada	Parent
Intertape Polymer Inc.	Canada	100%
Flexia Corporation Ltd.	Canada	100%
4273460 Canada Inc.	Canada	100%
Flexia L.P.	Province of Ontario	100%
Spuntech Fabrics Inc.	Canada	100%
IPG Financial Services Inc.	Delaware	100%
IPG Holding Company of Nova Scotia	Nova Scotia	100%
Central Products Company	Delaware	100%
Intertape Polymer Corp.	Delaware	100%
IPG Administrative Services Inc.	Delaware	100%
Intertape Woven Products Services S.A. de C.V.	Mexico	100%
IPG Holdings LP	Delaware	100%
Polymer International Corp.	Virginia	100%
IPG (US) Inc.	Delaware	100%
IPG (US) Holdings Inc.	Delaware	100%
Intertape Polymer US Inc.	Delaware	100%
Fibope Portuguesa-Filmes Biorientados S.A.	Portugal	100%

Item 3.

 General Development of the Business

3.1

Three Year History

The Company commenced operations in 1981 and since has evolved into a recognized leader in North America in the development and manufacture of specialized polyolefin plastic and paper packaging products and related packaging systems.  For several years, Intertape Polymer Group’s business strategy was primarily one of growth.  Commencing in the mid-1990’s, the Company made several strategically important acquisitions to further its business plan to either develop or acquire new products to complete the “basket of products” approach to the Company’s markets.  Beginning in 2001, the Company transitioned from a period of rapid expansion to a period of operational consolidation and debt reduction.  As a result of its efforts and the refinancing of its debt in 2004, management believes the Company is now well-positioned for further growth to expand its market share in existing products, expand its product offerings, and expand its markets.

The Company has focused on implementing improvements aimed both at realizing the benefits of past acquisitions and optimizing the Company’s efficiency and the quality of its products and services.  In 2001, the Company completed the initial implementation of its Regional Distribution Centers (“RDCs”) strategy.  The streamlined operations of the five RDCs permitted the Company to close the approximately twenty-five leased warehouse facilities it was maintaining and consolidate product shipments through the RDCs.  During 2002, the Company continued to monitor the operations of its RDCs and re-assessed its overall RDC strategy.  As a result, in its ongoing efforts to increase its efficiency, the Company announced in 2003 that it would consolidate three RDCs into a new facility adjacent to its existing manufacturing operations in Danville, Virginia.  The new RDC became operational in February 2004 and has lowered warehousing costs to the Company as well as enhanced service levels to its customers.

During 2005, in response to increasing sales prices and product shortages negatively impacting Intertape Polymer Group’s customer profitability, Intertape Polymer Group implemented its “Full Truck” concept which is designed to provide the Company’s customers with a vendor consolidation format through the ordering of multiple products in single shipments.  Under the “Full Truck” strategy, customers are offered truckload pricing without requiring them to purchase full truckloads of each product line.  This inventory management system is designed to permit Intertape Polymer Group customers to operate their businesses with a lower cash investment.  The “Full Truck” concept is an extension of Intertape Polymer Group’s “basket of products” strategy which provides the Company’s customers with “one-stop shopping” and is an essential element of Intertape Polymer Group’s value proposition to its customers.  The Company’s value proposition includes the following financial contributions:

1.

Inventory optimization achieved through more frequent inventory turns.

2.

New business development resulting from Intertape Polymer Group’s partnering with distributors in addressing the needs of end-user customers.

3.

More effective cash management resulting from a combination of Intertape Polymer Group customer terms and the frequent inventory turns available to customers that take advantage of the “Full Truck” concept.

4.

Improved product mix attributable to the “basket of products” that Intertape Polymer Group offers to increase distributor profitability.

5.

Single sourcing of product thereby reducing the distributor’s operating expenses.

Over the last three years, the Company has invested approximately $55.4 million in capital expenditures principally to purchase more efficient production equipment and to expand information systems capabilities.  One of the benefits of these investments has been the Company’s ability to reduce the number of its production and distribution facilities, while maintaining its existing capacities.  In the fourth quarter of 2004, as part of the Company’s ongoing review of the efficiency and effectiveness of its production and distribution network, the Company announced and substantially completed the closure of two of its manufacturing facilities, one in Cumming, Georgia and the second in Montreal, Quebec, as well as the closure of its distribution center in Cumming, Georgia.  In December, 2003, the Company consolidated its two water activated tape facilities into its Menasha, Wisconsin operation.

As part of a continuous cost improvement process, in 2002 the Company completed the consolidation of its U.S. based operations for flexible intermediate bulk container (“FIBC”) production into its Piedras Negras facility in Mexico.  As a part of its ongoing efforts to contain costs, the Company is increasing its commitment to import FIBCs and will close its Piedras Negras, Mexico facility on or about March 31, 2006.  The Company believes that the small facility in Hawkesbury, Ontario, it acquired in the Flexia Corporation Ltd. acquisition described below will be adequate to provide the limited manufacturing support necessary to support the Company’s imported FIBC operation.

Acquisitions have been and remain a part of the Company’s growth strategy.  On October 5, 2005 the Company, through Intertape Polymer Inc., a wholly owned Canadian subsidiary, acquired all of the outstanding capital stock of Flexia Corporation Ltd. (“Flexia”), the successor entity to Flexia Corporation and Fib-Pak Industries Inc., for an aggregate consideration of approximately $29.1 million after purchase price adjustments occurring after year-end.  Flexia produces a wide range of engineered coated products, polyethylene scrims and polypropylene fabrics which the Company feels will mesh well with its existing coated products business based in Truro, Nova Scotia, as well as its FIBC business.

In February 2004, the Company completed the purchase for a cash consideration of $5.5 million plus contingent consideration (dependent on business retention), of the assets relating to the masking and duct tape operations of tesa tape, inc.  The Company also finalized a three-year agreement to supply duct tape and masking tape to tesa.  The production of the acquired business was integrated into the Company’s Columbia, South Carolina manufacturing facility.  This acquisition provided the Company’s retail business with access to several large retail chains not previously serviced by the Company.

In June 2003, the Company acquired the remaining fifty percent of the issued and outstanding common shares of Fibope Portuguesa-Filmes Biorientados S.A. (“Fibope”).  Intertape Polymer Group acquired Fibope in order to provide a viable platform from which to introduce its North American made products into European markets.

Set forth below is a summary of the Company’s acquisitions since 1996.

Completed Acquisitions
Year	Annual Cost of Acquisitions	Company	Location	Products
	(US$ in millions)
1996	$5.3	Tape, Inc.	Green Bay, Wisconsin	Water-activated packaging tapes
1997	$42.9	American Tape Co.	Marysville, Michigan Richmond, Kentucky	Pressure-sensitive tapes, masking tapes
1998	$113.2	Anchor Continental, Inc.	Columbia, South Carolina	Pressure-sensitive tapes, masking and duct tapes
		Rexford Paper Company	Milwaukee, Wisconsin	Pressure-sensitive and water-activated tapes
1999	$111.3	Central Products Company	Menasha, Wisconsin Brighton, Colorado	Pressure-sensitive and water-activated carton sealing tapes
		Spinnaker Electrical Tape Company	Carbondale, Illinois	Pressure-sensitive electrical tapes
2000	$38.4	Olympian Tape Sales, Inc.	Cumming, Georgia	Distribution of packaging products
2003	$7.2	Fibope Portuguesa-Filmes Biorientados S.A.	Portugal	Manufacture and distribution of shrink film
2004	$5.5	tesa tape inc.	Columbia, South Carolina	Masking and duct tape
2005	$29.1	Flexia Corporation Ltd. (now operating as Flexia L.P.)	Brantford, Ontario Langley, British Columbia Hawkesbury, Ontario	Engineered coated products, polyethylene scrims, polypropylene fabrics and FIBCs

Historically, the Company has been able to maintain value-added percentages within a narrow range of less than 0.75% because it passed on raw material cost increases to its customers.  (“Value-added” is a term defined by the Company as the difference between material costs and selling prices, expressed as a percentage of sales.)  During 2002, in the Company’s view, this situation changed as a result of a timing lag between raw material cost increases and full implementation of selling price increases.  In 2003, the Company implemented a series of unit selling price increases that, coupled with certain of the Company’s cost reduction programs, did result in improved gross margins.  Throughout 2004, the Company, along with the industry, experienced rising raw material costs.  Market pressures and the normal time lag between incurring raw material cost increases and passing the increases on to customers in the form of higher sales prices prevented the Company from achieving meaningful sales price increases until the second quarter of 2004.

In 2005, the Company, as well as the industry, were not only faced with rising raw material costs, but also certain key raw materials became in short supply.  In the first half of 2005, the shortage was in synthetic rubber, an essential ingredient in the formulation of certain of the Company’s tape adhesives.  After two major hurricanes hit the Gulf Coast of Louisiana and Texas during the third quarter, prices for petroleum-based resins, which are key raw materials for several of the Company’s products, rose dramatically.  However, as a result of the creation of smaller business teams within the Company and a global sourcing group, Intertape was able to manage the rising raw material costs through a series of timely sales price increases to its industrial and specialty distributors, and to a lesser extent, its retail customers, and was able to aggressively pursue and secure resin supplies from worldwide sources.  During the first quarter of 2006, petroleum-based resin prices started decreasing.  Accordingly, in order to remain competitive, the Company has had to reduce sales prices for certain of its products.  This may result in a decrease in the Company’s gross margin for the first quarter of 2006.  However, the benefit from the raw material cost decreases experienced so far in 2006 are expected to be reflected primarily in the second quarter of the year.

On July 28, 2004, the Company entered into a new senior secured credit facility consisting of a US$200.0 million seven-year delayed draw Term Loan B facility, a US$65.0 million five-year revolving credit facility, and a US$10.0 million five-year revolving credit facility to be issued in Canadian Dollars.  The credit facility is secured by a first priority security interest in substantially all of the tangible and intangible assets of, and is guaranteed by, the Company and substantially all of its subsidiaries.  Further, on July 28, 2004, the Company completed an offering of US$125.0 million 8-½% Senior Subordinated Notes due 2014.  The proceeds from the refinancing were used to repay the Company’s then existing bank credit facility, redeem all three series of its then existing senior secured notes, pay related make-whole premiums, accrued interest and transaction fees and provide cash for general working capital purposes.

The credit agreement governing the senior secured credit facility and the indenture governing the outstanding Senior Subordinated Notes each contain restrictive covenants that, among other things, limit the Company’s ability to incur additional indebtedness, make restricted payments, make loans or advances to subsidiaries and other entities, invest in capital expenditures, sell its assets or declare dividends. In addition, under its Senior Secured Credit Facility, the Company is required to maintain certain financial ratios, including a maximum total leverage ratio, a minimum interest coverage ratio and a minimum fixed charge ratio.

For additional information regarding the Company’s Senior Secured Credit Facility and Senior Subordinated Notes, see Item 14, “Material Contracts”.

Intertape Polymer Group reduced indebtedness associated with long-term debt instruments by $50.2 million during 2002, and a further $64.3 million during 2003. Long-term debt increased during 2004 as a result of the capital lease for the new RDC in Danville, Virginia, and the $325.0 million borrowed in connection with the refinancing completed in August 2004.  In 2005, the Company’s indebtedness associated with long-term debt instruments was increased by $10.0 million due to the Company’s borrowing in connection with the Flexia acquisition, and was reduced by $3.0 million in accordance with the Company’s debt amortization schedule.

During 2003 Intertape Polymer Group entered into a capital lease agreement for the new Danville RDC. The twenty-year lease agreement commenced in January 2004. The value of the building and the related capital lease obligation of Intertape Polymer Group Inc. is $7.2 million.

As part of its ongoing efforts to reduce costs, the Company plans on closing both its Piedras Negras, Mexico facility and its Trois-Rivières (formerly the city of Cap-de-la Madeleine), Quebec facility effective at the end of the first quarter of 2006.

During 2006, the Company intends to continue to invest in equipment to improve productivity and expand certain of its operations vertically which should also create new product capabilities.  In addition, the Company believes it should continue to see the benefits from its realignment of its mid-management.  The Company believes that by dropping accountability down to the mid-management level, it has rekindled the entrepreneurial culture within the Company and placed greater focus on increasing market share, better managing of product mix and improving the product development process.

As previously announced, the Company intends to sell a portion of its interest in the combined engineered coated products operations and FIBC business through an initial public offering of the combined business using a Canadian Income Trust.  The Company’s announced plan was to file a prospectus in the first quarter of 2006.  Although the Company will not file a prospectus during the first quarter of 2006, the Company’s intention remains to file a prospectus at the earliest opportunity.  The amount of cash generated from the transaction will be dependent on the pricing and successful completion of the transaction.  The Company anticipates using the cash proceeds from the transaction primarily to reduce its outstanding indebtedness, with the balance, if any, to be used for general corporate purposes, including working capital.

3.2

Significant Acquisitions

On October 5, 2005, Intertape Polymer Group’s wholly owned subsidiary, Intertape Polymer Inc., acquired all of the issued and outstanding shares of Flexia Corporation Ltd., being the body corporate that resulted from the amalgamation on October 4, 2005, of Flexia Corporation and Fib-Pak Industries Inc. for a purchase price of US $29.1 million after purchase price adjustments occurring after year-end.  The Company believes that this acquisition will increase its market share in certain product groups and will provide the Company with an enhanced geographic proximity to its customers and to its suppliers of raw materials. The acquisition of the stock of Flexia Corporation Ltd. met the definition of a “significant acquisition”, as that term is understood with reference to Part 8 of the Canadian National Instrument 51-102-Continuous Disclosure Obligations and a Business Acquisition Report on Form 51-102F4 was filed and is incorporated herein by reference.  The form was also filed with the U.S. Securities and Exchange Commission under Form 6-K on December 27, 2005.

Acquisitions are an important part of the Company’s strategy for growth and it will continue to investigate favorable opportunities that present themselves during 2006.

Item 4.

 Narrative Description of the Business

4.1

General

Intertape Polymer Group is a leader in the specialty packaging industry in North America.  It develops, manufactures and sells a variety of specialized polyolefin plastic and paper-based products as well as complementary packaging systems for use in industrial and retail applications.  The Company’s products include carton sealing tapes, including Intertape® pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; Exlfilm® shrink film; Stretchflex® stretch wrap; engineered fabric products; and flexible intermediate bulk containers. The Company designs its specialty packaging products for aerospace, automotive and industrial applications. These specialty packaging products are sold to a broad range of industrial and specialty distributors, retail stores and large end-users in diverse markets.

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

4.2

Key Markets and Products

Intertape® Carton Sealing Tape: Pressure-Sensitive and Water-Activated Tapes

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

The Company believes that it is one of the leading manufacturers of pressure-sensitive carton sealing tape. Carton sealing tape is manufactured and sold under the Intertape® name to industrial distributors and leading retailers, and is also manufactured for sale under private labels. It is produced at the Company’s Danville, Virginia, Richmond, Kentucky, and Brighton, Colorado, facilities and is primarily utilized by end-users for sealing corrugated cartons. Geographic territories in which the Company markets its products are serviced by sales personnel and manufacturers' representatives coordinated by regional managers. Distributors are appointed on a basis designed to achieve market penetration of both commodity and higher grade products. Intertape Polymer Group markets carton sealing tapes, industrial tapes, equipment, and stretch and shrink films as a "basket of packaging products," an approach which it believes is unique in the industry and differentiates the Company from its competitors. This broad assortment of products is available from the Company’s three RDCs and offers its distribution partners opportunities for increased inventory turns, reduced storage space and lower transaction costs.

Intertape Polymer Group’s acquisition of Tape, Inc. in 1996 and Central Products Company in 1999 added a complete range of water-activated adhesive tapes to the Company’s product mix. This product line is generally sold through the same distribution network as pressure-sensitive carton sealing tape, which has allowed the Company to increase its market penetration for this product. Water-activated tapes are used primarily in fulfillment center applications and the furniture and apparel industries where tamper evidence or a strong mechanical bond is needed to seal large boxes that will be subject to rigorous handling during shipment. The Company believes it is the largest producer of this type of tape and has in excess of 70% of the North American market.

The Company’s principal competitors for the sale of carton sealing tape products are Minnesota Mining & Manufacturing Co. ("3M"), Shurtape Technologies, Inc. and Sekisui TA Industries, Inc.

Intertape® Masking Tapes: Performance and General Purpose

Intertape Polymer Group added masking tapes to its product line in December 1997 through the acquisition of American Tape Co., a leading manufacturer of these products and expanded the Company’s position in this product line with the acquisition of Anchor Continental, Inc. in September 1998.

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

Intertape Polymer Group’s processing capabilities include solvent and synthetic rubber, hot melt and acrylic adhesive alternatives. The Company believes that its unique adhesive systems provide it with a competitive advantage in this market.

The Company’s main competitors for the sale of masking tapes include 3M and Shurtape Technologies.

Intertape® Reinforced Filament Tape: Performance and General Purpose

In addition to masking tapes, the Company’s purchases of American Tape and Anchor also introduced reinforced filament tapes and tensiled polypropylene tapes (“MOPP”) to its product line. Reinforced, general and specialty products are manufactured at the Company’s facilities in Richmond, Kentucky, Carbondale, Illinois, and Marysville, Michigan. These facilities produce filament tape using synthetic, natural rubber and hot melt adhesives coated on a variety of plastic films. The reinforcement is provided by fiberglass yarns laminated between the adhesive and backing layers. MOPP tapes are made from highly oriented polypropylene films and complement the reinforced filament products in several of the unitizing and bundling operations.

The Company’s main competitor in the industrial filament tape market is 3M, and for commodity filament tapes its main competitor is TaraTape.

Intertape® Duct Tape

The acquisition of Anchor in 1998 provided Intertape Polymer Group with significant capacity in its duct tape product line, which has now been enhanced by the acquisition of the assets of the duct tape operations of tesa. Duct tapes are manufactured at the Company’s Columbia, South Carolina facility. Most of the duct tape volume consists of polyethylene-coated cloth. Aluminum foil type tape accounts for much of the non-polyethylene coated product sales of the Company’s duct tape products. The Company has also entered into a three-year supply agreement with tesa for duct tape products.

The Company’s main competitors in the duct tape market are Covalance Specialty Materials, 3M, and Shurtape Technologies.

Exlfilm® Shrink Wrap

Exlfilm® is a specialty plastic film which shrinks under controlled heat to conform to package shape as compared to other packaging forms that require unique machinery for different product sizes and shapes. The process provides versatility because it permits the over-wrapping of a variety of products of considerably different sizes and dimensions, such as printing and paper products, packaged foods, cassettes, toys, games and sporting goods and hardware and housewares. Intertape Polymer Group manufactures Exlfilm® at its facilities in Truro, Nova Scotia, Tremonton, Utah, and Portugal. With the development of cross-linking technology, the Company has introduced a new line of high performance shrink film, Exlfilmplus® which can be used to satisfy additional end-user applications. The Company’s shrink wrap products are sold through a select group of specialty distributors primarily to manufacturers of packaged goods and printing and paper products who package their products internally.

In addition to being served by the Company, the United States and Canadian markets for polyolefin shrink wrap are currently served by two large United States manufacturers, Sealed Air and Bemis Company, and to a lesser extent by foreign manufacturers.

Stretchflex® Stretch Wrap

Stretchflex® is a multi-layer plastic film that can be stretched without application of heat. It is used industrially to wrap pallet loads of various products to ensure a solid load for shipping. The Company has a total of seven cast lines, all using the state-of-the-art five-layer technology. This technology, combined with re-engineered film, allows the Company to produce polyolefin stretch wrap that has higher performance while reducing manufacturing costs. The Company has the capacity to produce a total of 130 million pounds of Stretchflex® annually at its Danville, Virginia plant and its facility in Tremonton, Utah.

The North American market for polyolefin stretch wrap is served by a number of manufacturers, the largest of which are AEP, Tyco, and Linear Films. The Company’s key strategic acquisitions have positioned it as a stronger supplier of specialty packaging industrial tapes, second only, by management’s estimates, to 3M in North America, with the additional capability to provide shrink and stretch wrap, product lines that 3M does not offer.

Industrial Electrical Tapes

Following the Company’s 1999 acquisition of certain assets of Spinnaker Electrical Tape Company, which included its Carbondale, Illinois facility, Intertape Polymer Group became a manufacturer of specialty electrical and electronic tape. The manufacturing capability and technology at the Carbondale, Illinois facility, coupled with the Company’s high temperature-resistant products manufactured at its Marysville, Michigan facility provides it with access to high margin markets.

Competing manufacturers of industrial electrical tapes include 3M and Permacel.

Acrylic Coating

The Company entered into the acrylic market in 1995 through its Danville, Virginia plant capabilities. Acrylic coatings, when applied to film tapes, offer extended shelf life as well as increased performance under the extremes of low and high temperatures. In addition, certain applications utilize engineered fabric products as the base material to which acrylic coating is applied. The Company is completely self-sufficient in the production of film for pressure tapes for acrylic based adhesive tapes.

Engineered Fabric Products

Intertape Polymer Group produces a variety of products utilizing coated engineered polyolefin fabrics, and coated and laminated paper/poly/foil composites such as industrial bags, lumber wrap, house wrap, metal wrap, and paper and food packaging, as well as coated engineered polyolefin fabrics that are sold to other manufacturers which convert these fabrics into finished products, such as packaging, protective covers, pond liners, recreational products and temporary structures.

Nova-Thene® lumber wrap is a polypropylene fabric which is extrusion coated and printed to customer specifications. It is used in the forest products industry to package kiln-dried cut lumber and other wood products. The Company believes it has a leading market share in this product segment as a result of the acquisition of Flexia in October 2005.  In addition to increased market presence, the addition of plants in Ontario and British Columbia better position the Company to service this market, control transportation costs, and to source materials globally through West Coast ports.

Also in transportation packaging the Company has increased its share in the metal wrap market through the acquisition of Flexia and the Company manufactures Nova-Pac® sleeves and bags for packaging fiberglass, cotton, synthetic fibers and other products for protection during transportation and storage.

The Company also manufactures a wide range of coated engineered polyolefin fabrics that it supplies to converters and manufacturers which produce finished products for specific applications, such as temporary structures, recreational products, protective covers, pond liners, and flame retardant brattice cloth.

The Company has developed a patented fabric design and weaving method for its Nova-Shield™ structure fabrics.  In addition to improved strengths as a result of these innovations the products have been engineered to meet the fire retardant specifications required for human occupancy and to maintain strength in prolonged exposure to UV as encountered in extended outdoor use.  This product is used in applications where PVC fabrics were previously dominant. Further, the Company has entered the metal wrap market with a patent pending wrap, Nova-Wrap™, for steel and aluminum coils and sheets.

Intertape Polymer Group’s most recent engineered fabric product introduction is Aquamaster™, a coated fabric to be used primarily to line man-made canals, decorative ponds and acquaculture installations to prevent water loss into the ground.

The Flexia acquisition has given the Company a position in the markets for coated and laminated paper and foil structures used in form/fill/seal food packaging systems and to package copy and printing paper.

The Company competes with manufacturers of coated engineered fabrics such as Propex, Fabrics, Fabrene, and Firstline, which sell their products to converters and selected end-use market segments.

FIBCs

The Company has been producing flexible intermediate bulk containers, or FIBCs, at a facility in Piedras Negras, Mexico, but as a result of its commitment to increase its importation of FIBCs, Intertape Polymer Group will close the plant effective March 31, 2006.  As a part of the Flexia acquisition, Intertape Polymer Group obtained a small facility in Hawkesbury, Ontario, which the Company believes will be adequate to provide the limited manufacturing support necessary to support the Company’s imported FIBC operation and will strengthen the

Company’s position in the FIBC market in Canada.  The market for FIBCs is highly competitive and is not dominated by any single manufacturer.

4.3

Sales and Marketing

As of December 31, 2005, the Company maintained a sales force of 120 personnel. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts. The Company’s overall customer base is diverse, with no single customer accounting for more than 5% of total sales in 2005.  Sales from facilities located in the United States and Canada accounted for approximately 90% and 10% of total sales, respectively, in 2005, 80% and 20% in 2004, and 86% and 14% in 2003. Export sales currently represent 6% of total sales and are included in United States or Canadian sales depending on the manufacturing facility from which the sale originates.

The Company’s sales are primarily focused on distribution products and engineered fabric products. Distribution products go to market through a network of paper and packaging distributors throughout North America. Products sold into this segment include carton sealing, masking, duct and reinforced tapes, Exlfilm® and Stretchflex®. In order to enhance sales of the Company’s pressure-sensitive carton sealing tape, it also sells carton closing systems, including automatic and semi-automatic carton sealing equipment. The Company’s Exlfilm® and Stretchflex® products are sold through an existing industrial distribution base primarily to manufacturers of packaged goods and printing and paper products which package their products internally. The industrial electrical tapes are sold to the electronics and electrical industries.

The Company’s engineered fabric products are sold directly to end-users. The Company offers a line of lumberwrap, valve bags, FIBCs and specialty fabrics manufactured from plastic resins. The engineered fabric products are marketed throughout North America.

4.4

Manufacturing and Quality Control

Intertape Polymer Group’s philosophy is to manufacture those products that are efficient for it from a cost and customer-service perspective. In cases in which the Company manufactures its own products, the Company seeks to do so utilizing the lowest cost raw material and add value to such products by vertical integration. The majority of the Company’s products are manufactured through a process which starts with a variety of polyolefin resins which are extruded into film for further processing. Wide width biaxially oriented polypropylene film is extruded in the Company’s facilities and this film is then coated in high-speed equipment with in-house-produced adhesive and cut to various widths and lengths for carton sealing tape. The same basic process applies for reinforced filament tape, which also uses polypropylene film and adhesive but has fiberglass strands inserted between the layers. Specific markets demand different adhesives and the Company manufactures acrylic solvent based rubber, “hot melt,” aqueous acrylic, solvent acrylic, silicone and water-activated adhesives to respond to all demands. Masking tapes utilize the same process with paper as the coating substrate. Duct tapes utilize a similar process with either polyethylene or aluminum foil type coated cloth.

The Company is the only North American manufacturer of all four technologies of carton sealing tape: hot melt, acrylic, water-activated and natural rubber. Further, the Company is the only United States manufacturer of natural rubber carton sealing tape. This broad family of carton sealing tapes is further enhanced by the Company’s tape application equipment which is based in Florida.

The Company has utilized its technology for basic film extrusion, essential to the low cost production of pressure-sensitive tape products, to expand its product line into highly technical and sophisticated films. Extrusion of up to five layers of various resins is done in four of the Company’s plants. These high value added films service the shrink and stretch wrap markets, both of which have high entry barriers.

The Company maintains at each of its manufacturing facilities a quality control laboratory and a process control program on a 24-hour basis to monitor the quality of all packaging and engineered fabric products it manufactures. At the end of 2005, ten of the Company’s plants were certified under the ISO-9001:2000 quality standards program.

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

Polyolefin resins are a widely produced petrochemical product and are available from a variety of sources worldwide.  Historically, fluctuations in raw material prices experienced by the Company have been passed on to its customers over time, however, the timing and extent of recent price increases have made it difficult to pass the full impact of such increases on to customers. The Company was unable to achieve meaningful sales price increases until the second quarter of 2004 due to market pressures and the normal time lag between incurring raw material cost increases and passing the increases on to customers in the form of higher sales prices.  During the first half of 2005, synthetic rubber was in short supply.  During the second half of the year two major hurricanes hit the Gulf Coast creating a shortage in petroleum-based resins.  Resin prices rose sharply during 2005, but as a result of a series of timely sales price increases, the Company was able to recover a significant portion of the raw material price increases.  During the first quarter of 2006, petroleum-based resin prices started to decline requiring the Company to reduce its sales prices for certain products in order to remain competitive.

4.6

Research and Development and New Products

The Company has increased its emphasis on applied research which is more efficient in identifying new product opportunities, thus reducing research and development expenses. Research and development continues to focus on new products, technology developments, new product processes and formulations. The Company introduced several new products into its markets in 2005.  In 2005, the Company rolled out Genesys™, a high performance machine-grade stretch film, Veneer Tape™, a water activated tape product, and several new filament and masking tapes.

During 2006, in the films sector, Intertape Polymer Group expects to introduce new shrink bundling products to complement the continuing improvements in the Company’s shrink film product line.  As a comparable product to the Genesys™ high performance stretch film, the Company anticipates the introduction of a high performance hand wrap stretch film in 2006.

In the tapes sector, during 2006 Intertape Polymer Group expects to introduce a new generation of filament reinforced product that will allow it to penetrate new market segments.  Additionally, the Company is planning on introducing new generation masking products into the automotive and paint contractor markets.

Research and development expenses in 2003, 2004 and 2005 totaled $3.3 million, $4.2 million and $4.7 million, respectively.

4.7

Trademarks and Patents

Intertape Polymer Group markets its tape products under the trademark Intertape® and various private labels. The Company’s valve or open mouth bags are marketed under the registered trademark Nova-Pac®. Its engineered fabric polyolefin fabrics are sold under the registered trademark Nova-Thene®. The Company’s shrink wrap is sold under the registered trademark Exlfilm®. Its stretch films are sold under the registered trademark Stretchflex®. FIBC's are sold under the registered trademark Cajun® bags. The Company has approximately 150 active registered trademarks, 58 in the United States, 32 in Canada, and 60 foreign, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company, Central Products Company, and Flexia.  The Company currently has 47 pending trademark applications. It does not have, nor does management believe it important to the Company’s business to have, patent protection for its carton sealing tape products. However, the Company has pursued patents in select areas where unique products offer a competitive advantage in profitable markets, primarily in engineered coated products for which the Company has 3 patents and 11 patents pending, film for which it has 6 patents and 12 patents pending, tape products for which it has 9 patents and 5 patents pending, adhesive products for which it has 1 patent and 7 patents pending, and container products for which it has 1 patent.

4.8

Competition

The Company competes with other manufacturers of plastic packaging products as well as manufacturers of alternative packaging products, such as paper, cardboard and paper-plastic combinations. Some of these competitors are larger companies with greater financial resources. management believes that competition, while primarily based on price and quality, is also based on other factors, including product performance characteristics and service. No statistics, however, on the packaging market as a whole are currently publicly available.  Please refer to Section 4.2 above for a discussion of the Company’s main competitors.

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

4.9

Environmental Regulation

Intertape Polymer Group’s operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, United States (federal, state and local) and Canadian (federal, provincial and local) environmental laws applicable to the Company include statutes and regulations intended to (i) allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties, (ii) prevent future soil and groundwater contamination; (iii) impose national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; (iv) govern the handling, management, treatment, storage and disposal of hazardous wastes and substances; and (v) regulate the discharge of pollutants into protected waterways.

The Company’s use of hazardous substances in its manufacturing processes and the generation of hazardous wastes not only by the Company, but by prior occupants of its facilities, suggest that hazardous substances may be present at or near certain of the Company’s facilities or may come to be located there in the future. Consequently, the Company is required to monitor closely its compliance under all the various environmental regulations applicable to the Company. In addition, the Company arranges for the off-site disposal of hazardous substances generated in the ordinary course of its business.

Intertape Polymer Group obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time the Company either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or ground water analysis. The assessments have not revealed any environmental liability that, based on current information, the Company believes will have a material adverse effect on the Company. Nevertheless, these assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities that the Company is not aware of. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company’s properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of the Company’s properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of the Company’s operations, may cause it to incur significant costs and liabilities that could have a material adverse effect on the Company.

Except as described below, the Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations, and that the Company has obtained, and is in material compliance with, all material permits required under environmental law.  The Company is currently remediating contamination at its Columbia, South Carolina plant, and it installed a hydraulic barrier at its now closed St. Laurent, Québec plant to prevent off-site migration of contaminated groundwater. Contamination at the Company’s St. Laurent location which migrated to the adjacent property prior to the installation of the hydraulic barrier will also be subject to remediation.  As a result of the recent acquisition of all of the shares of Flexia, the Company has inherited limited soil contamination resulting from historical activities at Flexia’s facility located in Trois-Rivières (formerly the city of Cap-de-la-Madeleine), Québec.  As part of its plan to close the Trois-Rivières facility, the Company will proceed with additional investigation to determine what action is required.  The Company has completed remediation activities at its Marysville, Michigan facility and has requested final approval of the remediation from the State of Michigan.  In addition, although certain of the Company’s facilities emit regulated pollutants into the air, the emissions are within current permitted limitations, including applicable MACT requirements.  The Company believes that the ultimate resolution of these matters should not have a material adverse effect on its financial condition or results of operations.

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

4.10

Employees

As of December 31, 2005, Intertape Polymer Group employed approximately 2,700 people, 800 of whom held either sales-related, operating or administrative positions and 1,900 of whom were employed in production.  Approximately 169 hourly employees at the Marysville plant are unionized and subject to a collective bargaining agreement which expires on April 29, 2007. Approximately 161 hourly employees at the Menasha plant are unionized and subject to a collective bargaining agreement which expires on July 31, 2008. Approximately 157 employees at the Piedras Negras, Mexico facility are unionized and are subject to an agreement dated January 1, 2003, which continues indefinitely and provides for, among other things, annual salary reviews and bi-annual reviews of terms.  Approximately 39 hourly employees at the Carbondale plant are unionized and subject to a collective bargaining agreement which expires on March 4, 2009.  The fabric plant in Hawkesbury, Ontario, has 37 unionized employees whose agreement expires October 10, 2008.  The bag plant in Hawkesbury, Ontario, is also unionized, having 12 members whose agreement expires May 15, 2008.  In Langley, British Columbia, 48 employees are represented, their agreement expiring March 31, 2010.  The union agreement of Brantford, Ontario, expires February 28, 2008, and covers 76 employees.  Finally, the plant at Trois-Rivières (formerly the city of Cap-de la-Madeleine), Québec, has 36 employees whose agreement expires March 31, 2010.  Upon the closing of the plant, the employees will be terminated in accordance with the terms of the agreement and the agreement cancelled.  The Company has never experienced a work stoppage and it considers its employee relations to be satisfactory.

Item 5. Cautionary Statements and Risk Factors

5.1

Forward-Looking Statements

This Annual Information Form, including the Management’s Discussion & Analysis incorporated herein by reference, contains certain "forward-looking statements" concerning, among other things, discussions of the business strategy of Intertape Polymer Group and expectations concerning the Company’s future operations, liquidity and capital resources.  When used in this Annual Information Form, the words "anticipate", "believe", "estimate", “intends”, "expect" and similar expressions are generally intended to identify forward-looking statements.  Such forward-looking statements, including statements regarding intent, belief or current expectations of the Company or its management, are not guarantees of future performance and involve risks and uncertainties.  All statements other than statements of historical fact made in this Annual Information Form or in any document incorporated herein by reference are forward-looking statements.  In particular, the statements regarding industry prospects and the Company’s future results of operations or financial position are forward-looking statements.  Forward-looking statements reflect the Company’s current expectations and are inherently uncertain.  Actual results may differ materially from those in the forward-looking statements as a result of various factors, including those factors set forth below and other factors discussed elsewhere in this Annual Information Form and in the Management’s Discussion & Analysis for 2005.  In addition to the other information contained in this Annual Information Form, readers should carefully consider the above cautionary statements as well as the risk factors set forth below.  The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect the Company’s actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements. These factors include, among other things the Company’s significant indebtedness and ability to incur substantially more debt; restrictions and limitations contained in the agreements governing its debt; the Company’s substantial leverage and ability to generate sufficient cash to service its debt; increases in the cost of the Company’s principal raw materials; availability of raw materials; the effects of acquisitions the Company might make; the timing and market acceptance of the Company’s new products; the Company’s ability to achieve anticipated cost savings from its corporate initiatives; competition in the industry and markets in which the Company operates; the Company’s ability to comply with applicable environmental laws; potential litigation relating to the Company’s intellectual property rights; the loss of, or deterioration of the Company’s relationship with, any significant customers; changes in operating expenses or the need for additional capital expenditures; changes in the Company’s strategy; and general economic conditions.

In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Annual Information Form and in the Management’s Discussion and Analysis will in fact transpire.

The Management’s Discussion and Analysis for 2005 incorporated herein by reference contain certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, operating profit, free cash flow, EBITDA, and adjusted EBITDA.  The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations, excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided in its Management Discussion and Analysis for 2005 reconciliations of those measures to the most directly comparable GAAP measures.

In addition to the other information contained in this Annual Information Form, readers should carefully consider the above cautionary statements as well as the risk factors set forth below.

5.2

Risk Factors

Risks Relating to the Company’s Business

Increases in raw material costs or the unavailability of raw materials may adversely affect the Company’s profitability.

Intertape Polymer Group has historically been able to pass on significant raw material cost increases through price increases to its customers.  Nevertheless, the Company’s results of operations for individual quarters can and have been negatively impacted by delays between the time of raw material cost increases and price increases in its products.  For example, during 2004, significant increases in the costs of polypropylene and natural rubber adversely affected the Company’s profitability because it was unable to pass along all of these price increases to its customers on a timely basis.  The Company had difficulty in increasing its prices to offset these higher costs due to the failure of competitors to increase prices and customer resistance to price increases.  The Company’s profitability in the future may be adversely affected due to continuing increases in raw material prices.  Additionally, the Company relies on its suppliers for deliveries of raw materials.  If any of its suppliers were unable to deliver raw materials to the Company for an extended period of time, there is no assurance that the Company’s raw material requirements would be met by other suppliers on acceptable terms, or at all, which could have a material adverse effect on the Company’s results of operations.

Acquisitions have been and are expected to continue to be a substantial part of the Company’s growth strategy, which could expose it to significant business risks.

An important aspect of Intertape Polymer Group’s business strategy is to make strategic acquisitions that will complement its existing products, expand its customer base and markets, improve distribution efficiencies and enhance its technological capabilities. Financial risks from these acquisitions include the use of the Company’s cash resources and incurring additional debt and liabilities. Further, there are possible operational risks including difficulties in assimilating and integrating the operations, products, technology, information systems and personnel of acquired companies; the loss of key personnel of acquired entities; the entry into markets in which the Company has no or limited prior experience; and difficulties honoring commitments made to customers of the acquired companies prior to the acquisition. The failure to adequately address these risks could adversely affect the Company’s business.

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

The Company’s ability to achieve its growth objectives depends in part on the timing and market acceptance of its new products.

Intertape Polymer Group’s business plan involves the introduction of new products, which are both developed internally and obtained through acquisitions. The Company’s ability to introduce these products successfully depends on the demand for the products, as well as their price and quality. In the event the market does not accept these products or competitors introduce similar products, the Company’s ability to expand its markets and generate organic growth could be negatively impacted which could have an adverse affect on its operating results.

The Company faces significant competition.

The markets for Intertape Polymer Group’s products are highly competitive. Competition in its markets is primarily based upon the quality, breadth and performance characteristics of its products, customer service and price. The Company’s ability to compete successfully depends upon a variety of factors, including its ability to maintain high plant efficiencies and operating rates and low manufacturing costs, as well as its access to quality, low-cost raw materials.

Some of the Company’s competitors outside of North America may, at times, have lower raw material, energy and labor costs and less restrictive environmental and governmental regulations to comply with than the Company does. Other competitors may be larger in size or scope than is the Company, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions.

In addition, there has been an increasing trend among the Company’s customers towards consolidation. With fewer customers in the market for its products, the strength of the Company’s negotiating position with these customers could be weakened, which could have an adverse effect on its pricing, margins and profitability.

Intertape Polymer Group faces risks related to its international operations.

The Company has customers and operations located outside the United States and Canada. In 2005, sales to customers located outside the United States and Canada represented approximately five percent of its sales. The Company’s international operations present it with a number of risks and challenges, including the effective marketing of the Company’s products in other countries; tariffs and other trade barriers; and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance.

In addition, the Company’s financial statements are reported in U.S. dollars while a portion of its sales is made in other currencies, primarily the Canadian dollar and the Euro. A portion of the Company’s debt is also denominated in currencies other than the U.S. dollar. As a result, fluctuations in exchange rates between the U.S. dollar and foreign currencies can have a negative impact on the Company’s reported operating results and financial condition. Moreover, in some cases, the currency of the Company’s sales does not match the currency in which it incurs costs, which can negatively affect its profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility where the facility faces competition from non-local producers, as well as the Company’s ability to successfully market its products in export markets.

The Company’s operations are subject to comprehensive environmental regulation and involve expenditures which may be material in relation to its operating cash flow.

The Company’s operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, United States (Federal and state) and Canadian (Federal and provincial) environmental laws applicable to the Company include statutes and regulations intended to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties, as well as to prevent future soil and groundwater contamination; imposing national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment;   governing the handling, management, treatment, storage and disposal of hazardous wastes and substances; and regulating the discharge of pollutants into protected waterways.

The Company’s use of hazardous substances in its manufacturing processes and the generation of hazardous wastes not only by the Company, but by prior occupants of its facilities suggest that hazardous substances may be present at or near certain of the Company’s facilities or may come to be located there in the future. Consequently, the Company is required to monitor closely its compliance under all the various environmental regulations applicable to it. In addition, the Company arranges for the off-site disposal of hazardous substances generated in the ordinary course of its business.

The Company obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time it either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or ground water analysis. The assessments have not revealed any environmental liability that, based on current information, the Company believes will have a material adverse effect on it. Nevertheless, these assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities that the Company is not aware of. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company’s properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of its properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of its operations, may cause the Company to incur significant costs and liabilities that could have a material adverse effect on it.

Except as described below, the Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations and that it has obtained, and is in material compliance with, all material permits required under environmental laws. The Company is currently remediating contamination at its Columbia, South Carolina plant, and it installed a hydraulic barrier at its now closed St. Laurent, Québec plant to prevent off-site migration of contaminated groundwater. Contamination at the Company’s St. Laurent location may have migrated to the adjacent property.  The Company is investigating to determine what additional action is required.  The Company has completed remediation activities at its Marysville, Michigan facility and has requested final approval of the remediation from the State of Michigan.  In addition, although certain of the Company’s facilities emit toluene and other pollutants into the air, these emissions are within current permitted limitations. The Company believes that these emissions from its U.S. facilities will meet the applicable future federal Maximum Available Control Technology ("MACT") requirements, although additional testing or modifications at the facilities may be required.  Currently, the Company estimates the cost of additional testing or modification at the facilities to comply with MACT requirements will be less than $125 thousand through 2006.  The Company believes that the ultimate resolution of these matters should not have a material adverse effect on its financial condition or results of operations.

The Company’s facilities are required to maintain numerous environmental permits and governmental approvals for its operations. Some of the environmental permits and governmental approvals that have been issued to the Company or to its facilities contain conditions and restrictions, including restrictions or limits on emissions and discharges of pollutants and contaminants, or may have limited terms. If the Company fails to satisfy these conditions or to comply with these restrictions, it may become subject to enforcement actions and the operation of the relevant facilities could be adversely affected. The Company may also be subject to fines, penalties or additional costs. The Company may not be able to renew, maintain or obtain all environmental permits and governmental approvals required for the continued operation or further development of the facilities, as a result of which the operation of the facilities may be limited or suspended.

The Company may become involved in litigation relating to its intellectual property rights, which could have an adverse impact on its business.

Intertape Polymer Group relies on patent protection, as well as a combination of copyright, trade secret and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect its proprietary technology. Litigation may be necessary to enforce these rights, which could result in substantial costs to the Company and a substantial diversion of management attention. If the Company does not adequately protect its intellectual property, its competitors or other parties could use the intellectual property that the Company has developed to enhance their products or make products similar to the Company’s and compete more efficiently with it, which could result in a decrease in the Company’s market share.

While the Company has attempted to ensure that its products and the operations of its business do not infringe other parties' patents and proprietary rights, its competitors or other parties may assert that the Company’s products and operations may be covered by patents held by them. In addition, because patent applications can take many years to issue, there may be applications now pending of which the Company is unaware, which may later result in issued patents which the Company’s products may infringe. If any of the Company’s products infringe a valid patent, it could be prevented from selling them unless the Company can obtain a license or redesign the products to avoid infringement. A license may not always be available or may require the Company to pay substantial royalties. The Company may not be successful in any attempt to redesign any of its products to avoid any infringement. Infringement or other intellectual property claims, regardless of merit or ultimate outcome, can be expensive and time-consuming and can divert management's attention from the Company’s core business.

The Company may become involved in labor disputes or employees could form or join unions increasing the Company’s costs to do business.

Some of Intertape Polymer Group's employees are subject to collective bargaining agreements. Other employees are not part of a union and there are no assurances that such employees will not form or joint a union. Any attempt by employees to form or join a union could result in increased labor costs and adversely affect the Company’s business, its financial condition and/or results of operations.

The Company has never experienced any work stoppages due to employee related disputes. Management believes that it has a good relationship with is employees. There can be no assurance that work stoppages, or other labor disturbances will not occur in the future. Such occurrences could adversely affect Intertape Polymer Group's business, financial condition and/or results of operations.

The Company may become involved in litigation which could have an adverse impact on its business.

Intertape Polymer Group, like other manufacturers and sellers, is subject to potential liabilities connected with its business operations, including potential liabilities and expenses associated with product defects, performance, reliability or delivery delays. Intertape Polymer Group is threatened from time to time with, or is named as a defendant in, legal proceedings, including lawsuits based upon product liability, personal injury, breach of contract and lost profits or other consequential damages claims, in the ordinary course of conducting its business. A significant judgment against Intertape Polymer Group, or the imposition of a significant fine or penalty, as a result of a finding that the Company failed to comply with laws or regulations, or being named as a defendant on multiple claims could adversely affect the Company's business, financial condition and/or results of operations.

Uninsured and underinsured losses and rising insurance costs could adversely affect the Company’s business.

Intertape Polymer Group maintains property, general liability and business interruption insurance and directors and officers liability insurance on such terms as it deems appropriate. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay for the full current market value or current replacement cost of the Company's lost investment.  Not all risks are covered by insurance.

Intertape Polymer Group's cost of maintaining property general liability and business interruption insurance and director and officer liability insurance is significant. The Company could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to its own claims experience. Generally, the Company's insurance policies must be renewed annually. Intertape Polymer Group's ability to continue to obtain insurance at affordable premiums also depends upon its ability to continue to operate with an acceptable claims record. A significant increase in the number of claims against the Company, the assertion of one or more claims in excess of its policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could adversely affect the Company's business, financial condition and/or results of operations.

Product liability could adversely affect the Company’s business.

Difficulties in product design, performance and reliability could result in lost sales, delays in customer acceptance of Intertape Polymer Group's products and lawsuits and would be detrimental to the Company's market reputation. Intertape Polymer Group's products and the products supplied by third parties, on behalf of the Company, are not error free. Undetected errors or performance problems may be discovered in the future. The Company may not be able to successfully complete the development of planned or future products in a timely manner or to adequately address product defects, which could harm the Company's business and prospects. In addition, product defects may expose Intertape Polymer Group to product liability claims, for which it may not have sufficient product liability insurance. Difficulties in product design, performance and reliability or product liability claims could adversely affect Intertape Polymer Group's business, financial condition and/or results of operations.

Risks Relating to the Company’s Indebtedness

The Company’s substantial debt could adversely affect its financial condition and prevent it from fulfilling its obligations under its Senior Secured Credit Facility or Senior Subordinated Notes.

The Company has a significant amount of indebtedness.  As of December 31, 2005, the Company had outstanding debt of approximately $345.9 million, which represented 44.3% of its total capitalization.  Of such total debt, approximately $197.5 million, or all of the Company’s outstanding senior debt, was secured.  Furthermore, an additional $53.0 million (net of $7.0 million in outstanding letters of credit and $15.0 million in outstanding draws) in loans available under the Company’s Senior Credit Facility, subject to certain restrictive covenants, also would be secured, if drawn upon.

The Company’s substantial indebtedness could adversely affect its financial condition and make it more difficult for the Company to satisfy its obligations with respect to the Senior Subordinated Notes, as well as its obligations under its Senior Secured Credit Facility.  The Company’s substantial indebtedness could also increase its vulnerability to adverse general economic and industry conditions; require the Company to dedicate a substantial portion of its cash flows from operations to payments on its indebtedness, thereby reducing the availability of the Company’s cash flows to fund working capital, capital expenditures, research and development efforts and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have less debt; and limit the Company’s ability to borrow additional funds on terms that are satisfactory to it or at all.

Despite the Company’s level of indebtedness, it will be able to incur substantially more debt. Incurring such debt could further exacerbate the risks to the Company’s financial condition described above.

The Company will be able to incur significant additional indebtedness in the future. Although the indenture governing the Senior Subordinated Notes and the credit agreement governing the Senior Secured Credit Facility each contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. The restrictions also do not prevent the Company from incurring obligations that do not constitute indebtedness. To the extent new debt is added to the Company’s currently anticipated debt levels, the substantial leverage risks described above would increase.

The Company’s Senior Subordinated Notes and Senior Secured Credit Facility contain covenants that limit its flexibility and prevents the Company from taking certain actions.

The indenture governing the Company’s Senior Subordinated Notes and the credit agreement governing the Company’s Senior Secured Credit Facility include a number of significant restrictive covenants. These covenants could adversely limit the Company’s ability to plan for or react to market conditions, meet its capital needs and execute its business strategy. These covenants, among other things, limit the Company’s ability and the ability of its restricted subsidiaries to incur additional debt; pay dividends and make other restricted payments; create or permit certain liens; issue or sell capital stock of restricted subsidiaries; use the proceeds from sales of assets; make certain investments; create or permit restrictions on the ability of the guarantors to pay dividends or to make other distributions to the Company; enter into certain types of transactions with affiliates; engage in unrelated businesses; enter into sale and leaseback transactions; and consolidate or merge or sell the Company’s assets substantially as an entirety.

The Company’s Senior Secured Credit Facility includes other and more restrictive covenants and prohibits the Company from prepaying its other debt, including the Senior Subordinated Notes, while borrowings under the Company’s Senior Secured Credit Facility are outstanding.  The Company’s Senior Secured Credit Facility also requires it to maintain certain financial ratios and meet other financial tests. The Company’s failure to comply with these covenants could result in an event of default, which, if not cured or waived, could result in the Company being required to repay these borrowings before their scheduled due date. If the Company were unable to make this repayment or otherwise refinance these borrowings, the lenders under the Senior Secured Credit Facility could elect to declare all amounts borrowed under the Company’s Senior Secured Credit Facility, together with accrued interest, to be due and payable, which, in some instances, would be an event of default under the indenture governing the Senior Subordinated Notes. In addition, these lenders could foreclose on the Company’s assets. If the Company was unable to refinance these borrowings on favorable terms, the Company’s results of operations and financial condition could be adversely impacted by increased costs and less favorable terms, including interest rates and covenants. Any future refinancing of the Company’s Senior Secured Credit Facility is likely to contain similar restrictive covenants and financial tests.

The Company may not be able to generate sufficient cash flow to meet its debt service obligations.

The Company’s ability to generate sufficient cash flows from operations to make scheduled payments on its debt obligations will depend on its future financial performance, which will be affected by a range of economic, competitive, regulatory, legislative and business factors, many of which are outside of the Company’s control. If the Company does not generate sufficient cash flows from operations to satisfy its debt obligations, the Company may have to undertake alternative financing plans, such as refinancing or restructuring its debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. The Company cannot assure that any refinancing would be possible or that any assets could be sold on acceptable terms or otherwise. The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its obligations on commercially reasonable terms, would have an adverse effect on the Company’s business, financial condition and results of operations. In addition, any refinancing of the Company’s debt could be at higher interest rates and may require the Company to comply with more onerous covenants, which could further restrict its business operations.

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

Anti-takeover provisions in the Company’s Shareholder Protection Rights Plan may prevent an acquisition.

Intertape Polymer Group has a Shareholder Protection Rights Plan (the “Plan”) which will remain in effect through the date immediately following the date of the Company’s 2006 annual shareholders’ meeting.  The shareholders at their June 14, 2006 meeting will vote on the adoption of an amended Plan which, among other things, would extend the Plan through the date immediately following the date of the Company’s 2009 annual shareholders’ meeting.  The effect of the Plan is to currently require anyone who seeks to acquire 20% or more of Intertape Polymer Group’s voting shares to make a bid complying with specific provisions of the Plan.  Thus, the provisions of the Plan could prevent or delay the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise, in which shareholders might receive a premium over the then current market price of the Company’s common shares.

The Company’s exemptions under the Securities Exchange Act of 1934 (“Exchange Act”) as a foreign private issuer limits the protections and information afforded investors.

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

Item 6.

 Dividends

The Company has no written policy for the payment of dividends.  So long as the payment does not result in a violation of the Company’s covenants with its lenders and noteholders, there are no other restrictions that would prevent the Company from paying dividends.  However, the Company has not paid dividends in the past three years and has no current intention to pay dividends in the upcoming fiscal year.  For details regarding the Company’s covenants with its lenders and noteholders please refer to the Registration Statement filed on www.sedar.com in Canada and www.sec.gov in the U.S. on October 26, 2004 as Registration No. 333-119982, as amended.

Item 7.

 General Description of Capital Structure

7.1

General Description of Capital Structure

Intertape Polymer Group has authorized an unlimited number of voting common shares without par value.  The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution.  The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares.  As of December 31, 2005, there were 40,957,574 issued and outstanding common shares and no issued and outstanding preferred shares of the Company. As of March 28, 2006, there were 40,984,940 issued and outstanding common shares of the Company.  No preferred shares of the Company are issued and outstanding.

7.2

Ratings

Intertape Polymer US Inc., a finance subsidiary of Intertape Polymer Group, has issued in the aggregate $125 million Senior Subordinate Notes that bear interest at 8-½% per annum and will mature August 1, 2014.

Moody Investor Service, Inc. (“Moody”) last rated the Senior Subordinate Notes on July 7, 2004 and at that time rated them B3 (stable), which it affirmed on October 27, 2005.  Standard & Poor’s (“S&P”) last rated the Senior Subordinated Notes on February 9, 2006 and rated them B-.

The credit ratings provided by S&P and Moody’s (collectively “Rating Agencies”) are not recommendations to buy, hold or sell the securities, as such ratings do not comment on the market price or suitability of the securities for a particular investor.  There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant.

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities.  Ratings for debt instruments are presented in ranges by each of the Rating Agencies.  The highest quality of securities are rated AAA, in the case of S&P and Aaa, in the case of Moody’s.  The lowest quality of securities are rated D, in the case of S&P and C, in the case of Moody’s.

Pursuant to Moody’s rating system, notes which are rated B are considered speculative and are subject to a high credit risk.  Moody appends numerical modifiers from 1 to 3 on its long-term debt ratings which indicate where the obligation ranks in its rating category, with 1 being the highest.  Moody’s outlook is its assessment regarding the likely direction of the ratings over the medium term, 18 to 36 months.

According to the S&P rating system, issuers of debt securities rated B are judged to have the current capacity to meet their financial commitment but adverse business, financial or economic conditions will likely impair the issuer’s capacity to meet its financial obligations.  S&P also uses the plus or minus sign to show relative standing within the major rating categories.  The issue rating definitions are expressed in terms of default risk, thus subordinated debt is typically rated lower than senior debt and the rating of subordinated debt may not conform exactly with the category definition.

Item 8.

 Market for Securities

8.1

Trading Prices and Volume on the Toronto Stock Exchange

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol “ITP”.  Set forth below is the price range and volume traded on the Toronto Stock Exchange for each month of 2005.

Month	Price Range (CDN$)	Volume Traded
January	$9.64- 11.34	30,660
February	$9.05- 10.09	157,465
March	$8.60-10.10	49,327
April	$8.99-10.10	57,405
May	$10.00- 12.04	75,624
June	$11.03- 12.59	36,577
July	$9.40-13.81	62,340
August	$8.32- 9.78	96,000
September	$8.04- 8.92	70,895
October	$7.37- 9.49	128,000
November	$8.50- 9.35	45,436
December	$8.96- 10.37	67,745

8.2

Trading Prices and Volume on the New York Stock Exchange

The Company’s common shares are also traded on the New York Stock Exchange under the symbol “ITP”.  The 2005 monthly price range and volume traded on the New York Stock Exchange is as follows:

Month	Price Range (US$)	Volume Traded
January	$7.77- 9.29	32,485
February	$7.40- 8.14	153,373
March	$7.11- 8.34	58,190
April	$7.35- 8.04	51,295
May	$7.97- 9.50	40,609
June	$8.80- 10.23	40,886
July	$7.60- 11.25	102,140
August	$6.85- 8.18	115,708
September	$6.90- 7.56	91,480

October	$6.27- 8.03	45,466
November	$7.08- 7.96	68,100
December	$7.65- 8.97	83,561

Item 9.

 Escrowed Securities

250,587 of the Company’s common shares were placed into escrow pursuant to the terms of an Escrow Agreement dated September 25, 2000, entered into in connection with the Company’s acquisition of the assets of Olympian Tape Sales Inc.  The escrow agent was SunTrust Bank, Corporate Trust Services Division, Atlanta, Georgia.  The shares were released in 2005 upon the settlement of certain claims arising out of the transaction and the agreement of the parties thereto and were returned by the escrow agent to Intertape Polymer Group.  The shares were then cancelled.

Item 10. Directors and Officers

The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the date upon which each Director was first elected.  Each Director serves for a term of one year and may be nominated for re-election at the following annual shareholders’ meeting.  The next annual shareholders’ meeting is to be held on June 14, 2005, at which time the current term of each Director will expire.  It is contemplated that each Director will be nominated for re-election at the upcoming annual meeting.

Name and City of Residence	Position and Occupation	First Year as Director
Melbourne F. Yull Sarasota, Florida	Director, Chairman of the Board CEO of the Company	1989
Michael L. Richards Montreal, Quebec	Director Attorney, Senior Partner, Stikeman Elliott LLP	1989
Ben J. Davenport, Jr. Chatham, Virginia	Director CEO, Chatham Oil Company, a distributor of oil, gasoline and propane; Chairman & CEO, First Piedmont Corporation, a waste hauling business	1994
L. Robbie Shaw Halifax, Nova Scotia	Director President, IWK Health Centre Foundation Former Vice President, Nova Scotia Community College	1994
Gordon R. Cunningham Toronto, Ontario	Director President, Cumberland Private Wealth Management Inc., a discretionary investment management firm	1998

John E. Richardson Toronto, Ontario	Director Chairman, Ontario Pension Board; Chairman, Boiler Inspection and Insurance Company of Canada; Director, Research in Motion; Trustee, Armtec Limited Income Trust; Trustee, Resolve Business Outsourcing Income Fund; former Deputy Chairman of London Insurance Group Inc.; former Chairman, President and CEO of Wellington Insurance Co.; former President of Great Lakes Power; former senior partner of Clarkson Gordon & Co. (now Ernst &Young)	2005
Thomas E. Costello Longboat Key, Florida	Director Former CEO of xpedx , a subsidiary of International Paper Company, from 1991 to 2002 (Since Retired)	2002

The following table sets forth the name, residence and position of each executive officer of the Company as of the date hereof, as well as the date upon which each executive officer was first elected:

Name and City of Residence	Position and Occupation	First Elected To Office
Melbourne F. Yull Sarasota, Florida	Chief Executive Officer	1992
Andrew M. Archibald, C.A. Sarasota, Florida	Chief Financial Officer and Secretary	1995
Burgess H. Hildreth Sarasota, Florida	Vice President, Human Resources	1998
James A. Jackson Sarasota, Florida	Vice President, Chief Information Officer	1998
H. Dale McSween Sarasota, Florida	Executive Vice-President, Operations	1999
Gregory A. Yull Sarasota, Florida	President, Distribution Products	1999
Jim Bob Carpenter Sarasota, Florida	Executive Vice President, Global Sourcing	1999
Duncan R. Yull Sarasota, Florida	Executive Vice President, Strategic Planning & International Business	1999
Victor DiTommaso, CPA Sarasota, Florida	Vice President, Finance and Treasurer	2003

The principal occupations of each executive officer for the last five (5) years is as follows:

Melbourne F. Yull, established the business and has been the Company’s Chief Executive Officer since 1992.

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

Victor DiTommaso was appointed Vice President, Finance on April 24, 2003.  He was also appointed Treasurer on May 25, 2005.  Prior to that he had served as the Senior Vice President of Information Technology of Walls Industries, Inc. since July, 2000, and Senior Vice President of Finance since July, 1998.

As of March 26, 2006, the directors and executive officers of the Company as a group owned beneficially, directly or indirectly, or exercised control or direction over, 919,565 common shares, representing approximately 2.2% of all common shares outstanding.  In addition, the directors and executive officers as a group have 2,875,071 options to purchase common shares of the Company.

The Board of Directors has established three committees, the Audit Committee, the Compensation Committee, and the Nominating & Governance Committee to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements.

Canadian Multilateral Instrument 52-110-Audit Committees, requires, inter alia, that all members of the Audit Committee be directors of the Company, be independent of the Company, be financially literate, and that the Audit Committee be comprised of at least three members.  The Company’s Audit Committee complies with Canadian Multilateral Instrument 52-110-Audit Committees as it is composed of four independent, financially literate directors, namely L. Robbie Shaw, Gordon R. Cunningham, Thomas E. Costello, and John E. Richardson.  Further details regarding the Company’s Audit Committee are provided in Item 17 hereof.  The Compensation Committee, as presently constituted, has one related director and three unrelated directors, namely Michael L. Richards, L. Robbie Shaw, Ben J. Davenport, Jr., and Gordon R. Cunningham (as such terms are defined in the Toronto Stock Exchange Company Manual).  Mr. Richards is deemed to be a related director, inasmuch as the law firm of Stikeman Elliott LLP, of which he is a senior partner, provides legal services to the Company on a regular basis.  However, the Company believes that its relationship with Stikeman Elliott LLP does not inhibit Mr. Richards’ ability to act impartially, nor his ability to act independently of the views of the management of the Company.  The Nominating & Governance Committee is composed of all of the members of the Board, the majority of whom are unrelated directors (as such terms are defined in the Toronto Stock Exchange Company Manual).

Item 11. Legal Proceedings

The Company and its subsidiaries are not currently party to any proceedings or legal claim, nor does it have any knowledge of any potential proceeding or legal claim, that involves or would involve a claim for damages that exceeds ten percent of the current assets of the Company on a consolidated basis.  While the Company or its subsidiaries are parties to various legal actions, the Company is of the view that such actions are ordinary in nature and incidental to the operation of its business and that the outcome of these actions are not likely to have a material adverse effect upon the Company.

Item 12. Interest of Management and Others in Material Transactions

The Company is unaware of any material interest of any of its directors or officers or of any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to the Company’s shares, or any associate or affiliate of any such person, in any transaction since the beginning of the last completed financial year or in any proposed transactions that has materially affected or will materially affect the Company or any of its affiliates.

Prior to July 31, 2002, the Company made certain interest-free loans payable on demand to certain of its directors and officers.  The balances of such loans as of December 31, 2005, are set forth in the table below:

Name and Principal Position	Loan Balance as of 12/31/2005
M. F. Yull Chairman of the Board, Chief Executive Officer and a Director	US$572,584.00*

G. A. Yull President - Film Products	US$117,500.00
A. M. Archibald Chief Financial Officer, Secretary, Vice President Administration	US$137,452.00*
D. R. Yull Vice President Sales & Marketing - Distribution Products	US$59,730.00
H. D. McSween President - Distribution Products	US$26,676.00*
J. Jackson Vice President, Chief Information Officer	US$10,000.00
*These loans are denominated in Canadian dollars thus the U.S. amounts fluctuate based on the exchange rate.

Item 13. Transfer Agents and Registrars

Set forth below are the Company’s transfer agents and registrars with respect to its common shares, who also maintain the registers of the transfers of the stock of the Company:

In Canada:

CIBC Mellon Trust Company

2001 University Street, 16th Floor

Montreal, Quebec, Canada  H3A 4L8

In the U.S.:

Mellon Investor Services L.L.C.

85 Challenger Road, 2nd Floor

Ridgefield Park, New Jersey

U.S.A.  07660

Wilmington Trust Company, Corporate Capital Markets, 1100 North Market Street, Wilmington, DE 19890-1626, is the Trustee under the Indenture with respect to the Company’s registered 8-½ % Senior Subordinated Notes due 2014.

Item 14. Material Contracts

Since January 1, 2002, Intertape Polymer Group directly or through its subsidiaries has entered into the following material contracts:

•

an Amended and Restated Shareholder Protection Rights Plan Agreement adopted by the shareholders of the Company on June 11, 2003, amending and restating the Shareholder Protection Rights Plan originally entered into on August 24, 1993, as first amended on May 21, 1998.  The 2003 Amended and Restated Plan, among other things, extended the Plan through the date immediately following the date of the Company’s 2006 annual Shareholders’ meeting.  The Shareholders at their June 14, 2006 meeting will vote on the adoption of an Amended Plan which, among other things, would extend the Plan through the date immediately following the date of the Company’s 2009 annual shareholders’ meeting.  A copy of the Amended and Restated Shareholder Protection Rights Plan Agreement will be attached to the Company’s proxy circular.

The effect of the Plan is to require anyone who seeks to acquire 20% or more of Intertape Polymer Group’s voting shares to make a bid complying with specific provisions of the Plan.  Thus, the provisions of the Plan could prevent or delay the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise, in which shareholders might receive a premium over the then current market price of the Company’s common shares.

•

an employment agreement with Melbourne F. Yull dated January 1, 2004 as amended by Amendment to Employment Agreement dated November 1, 2004.  Pursuant to the terms of the employment agreement, Mr. Yull continues to serve as Chairman of the Board and Chief Executive Officer of Intertape Polymer Group.  His compensation level is reviewed annually by the Company in accordance with its internal policies.  Mr. Yull’s fixed annual gross salary for 2005 was $548,600.  The employment agreement provides, among other things, for annual bonuses based on the budgeted objectives of the Company.

•

an Amended Executive Stock Option Plan as amended and consolidated to June 2, 2004.  The Plan was established by Intertape Polymer Group in 1992 and has been amended from time to time.  The Plan is administered by the Board of Directors.  The shares offered under the Plan are common shares of the Company.

The purpose of the Plan is to promote a proprietary interest in the Company among the executives, the key employees and the non-management directors of the Company and its subsidiaries, in order to both encourage such persons to further the development of the Company and to assist the Company in attracting and retaining key personnel necessary for the Company’s long term success. The Board of Directors designates from time to time from the eligible executives those executives to whom options are to be granted and determines the number of shares covered by such options. Generally, participation in the Plan is limited to persons holding positions that can have an impact on the Company’s long-term results.

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

•

a Credit Agreement dated as of July 28, 2004, among the Company and certain of its subsidiaries, the Lenders referred to therein, Citigroup Global Markets Inc., as Sole Lead

Arranger and Sole Bookrunner, Citicorp North America, Inc., as Administrative Agent, The Toronto-Dominion Bank, as Syndication Agent, and Comerica Bank and HSBC Bank USA, National Association, as Co-Documentation Agents.  The Credit Agreement represents the new Senior Secured Credit Facility entered into by the Company and its subsidiaries.  The initial funding under the new Senior Secured Credit Facility occurred on August 4, 2004.  The Company’s new Senior Secured Credit Facility consists of a US$200.0 million seven-year delayed draw Term B facility to be made available in U.S. Dollars; a US$65.0 million five-year revolving credit facility to be made available in U.S. Dollars; and a US$10.0 million five-year revolving credit facility to be made available in Canadian Dollars.  The Company and substantially all of its subsidiaries guaranteed the Senior Secured Credit Facility.  Further, the Senior Secured Credit Facility is secured by a first priority perfected security interest in substantially all tangible and intangible assets of the Company and its subsidiaries.

•

a Purchase Agreement, Registration Rights Agreement and Indenture each dated as of July 28, 2004, in connection with the issuance by Intertape Polymer US Inc., a finance subsidiary of Intertape Polymer Group, of the aggregate principal amount of US$125.0 million of 8-½% Senior Subordinated Notes due 2014.  The Notes were offered to institutional investors and are guaranteed on a senior subordinated basis by the Company and substantially all of its subsidiaries.  Interest will accrue and be payable on the Notes semi-annually in arrears on February  1 and August 1.  For a copy of the Purchase Agreement, Registration Rights Agreement, and Indenture, as well as details of the terms of the Senior Subordinated Notes, see the Registration Statement filed on October 26, 2004 as Registration No. 333-119982 as amended on www.sec.gov in the United States.

•

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

Item 15. Experts

15.1

Name of Experts

The following are the names of each person or company who has prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing made by Intertape Polymer Group during 2005:

Raymond Chabot Grant Thornton LLP; Montreal, Quebec

Stikeman Elliott LLP; Montreal, Quebec

Shutts & Bowen LLP; Orlando, Florida

Stewart, McKelvey, Stirling, Scales; Halifax, Nova Scotia

F. Castelo Branco & Associates; Lisbon, Portugal

Chancery Chambers; Bridgetown, Barbados

Goodrich Riquelme Y Asociados; Mexico City, Mexico

Ernst & Young; Montreal, Quebec

15.2

Interests of Experts

None of the experts set forth in Item 15.1 above directly or indirectly, held at the time their statement, report or valuation was prepared; received after their statement, report or valuation was prepared; or shall receive, any registered or beneficial interest in any securities or other property of Intertape Polymer Group or any of its subsidiaries.

Michael L. Richards is a senior partner of the law firm of Stikeman Elliott LLP and is a Director of the Company.  As at December 31, 2005 Mr. Richards owned 77,600 common shares of the Company and outstanding options to purchase an additional 55,000 common shares of the Company.  J. Gregory Humphries is a partner of the law firm of Shutts & Bowen LLP and acts as a Director and officer of certain of the U.S. subsidiaries of the Company.  The Company is of the view that its relationship with Stikeman Elliott LLP and Shutts & Bowen LLP does not inhibit Mr. Richards’ or Mr. Humphries’ respective ability to act impartially, or their ability to act independently of the views of management.  It is anticipated that both gentlemen will be re-elected.

Item 16. Additional Information

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular for its most recent annual meeting of security holders that involved the election of directors.  Additional financial information is provided in the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for the fiscal year ended December 31, 2005.  All of this information, as well as additional information, may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 17. Audit Committee

17.1

Audit Committee Charter

The text of the Audit Committee’s Charter is attached hereto as Exhibit “A”.

17.2

Composition of the Audit Committee

The members of the Audit Committee of Intertape Polymer Group are Thomas J. Costello, Gordon R. Cunningham, John E. Richardson, and L. Robbie Shaw.  Each of the Audit

Committee members are independent and financially literate as such terms are defined by Canadian Multilateral Instrument 52-110-Audit Committees.

17.3

Relevant Education and Experience

Mr. Costello earned a Bachelor of Science in Business and an MBA from Indiana University Kelly School of Business.  He was the Chief Executive Officer of xpedx, a subsidiary of International Paper Company, from 1991 until his retirement in 2002.

Mr. Cunningham earned a Bachelor of Arts and an SJD from the University of Toronto.  He was awarded an honorary LLD from the University of Victoria.  Mr. Cunningham is the President of Cumberland Private Wealth Management Inc., a discretionary investment management firm.  Previously, Mr. Cunningham served as the President and Chief Executive Officer of London Life Insurance Company, one of Canada’s largest life insurers.

Mr. Richardson earned a Bachelor of Commerce from the University of Toronto, and received an M.B.A. from the Harvard Business School, and is a fellow of the Institute of Chartered Accountants of Ontario.  Mr. Richardson is currently the Chairman of the Ontario Pension Board, the Chairman of the Boiler Inspection and Insurance Company of Canada, as well as a Director of Research in Motion, a Trustee of Armtec Limited Income Trust, and a Trustee of Resolve Business Outsourcing Income Fund.  Mr. Richardson previously served as the Deputy Chairman of London Insurance Group Inc., the Chairman, President and CEO of Wellington Insurance Co. and President of Great Lakes Power, and prior to that, he had been a senior partner of Clarkson Gordon & Co. (now Ernest & Young).

Mr. Shaw earned a Bachelor of Arts in Politics and History from Queens University and an LLB from Dalhousie Law School.  Currently, Mr. Shaw serves as President of the IWK Health Centre Foundation.  Until the acquisition of Meloche Monnex Inc. by Toronto Dominion Bank in 2003, Mr. Shaw was the Chair of its Audit Committee.  He has also held several executive positions, including the Vice President of Finance and Administration of Dalhousie University, the operating head of the Canadian Business Unit of National Sea Products, and the Vice President of the Nova Scotia Community College.

17.4

Pre-Approval Policies and Procedures

Intertape Polymer Group’s Audit Committee pre-approves all audit engagement fees and the terms of all significant permissible non-audit services provided by independent auditors.

17.5

External Auditor Service Fees

The following table sets forth the fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, Intertape Polymer Group’s principal accountant, for the fiscal years ended December 31, 2005 and December 31, 2004:

	Year ended December 31,
	2005	2004
Audit Fees	$891,985	$1,011,850
Audit-Related Fees
Tax Fees	89,762	146,462
All Other Fees	3,935
Total Fees	$985,682	$1,169,312

Audit Fees.  Audit fees were for professional services rendered for the audits of Intertape Polymer Group’s consolidated financial statements, assisting its Audit Committee in discharging its responsibilities for the review of the Company’s interim consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as comfort letters, consents and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Audit-Related Fees.  Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of Intertape Polymer Group’s consolidated financial statements and are not reported under Audit Fees above.  These services included consultations concerning financial accounting and reporting standards.

Tax Fees.  Tax fees were for tax compliance, tax advice and tax planning.  These services included the preparation of the Canadian subsidiaries’ income tax returns, the preparation of information returns for foreign affiliates, assistance with questions regarding tax audits and tax planning relating to common forms of domestic and international taxation (i.e. income tax, capital tax and excise tax) and advisory services regarding restructurings.

All Other Fees.  All other fees were for services provided other than the audit fees, audit-related fees and tax fees described above.  These services consisted mainly of miscellaneous corporate reporting and advisory services.

EXHIBIT “A” to AIF

INTERTAPE POLYMER GROUP INC.

AUDIT COMMITTEE CHARTER

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

8.

Review the experience and qualifications of the senior members of the external auditors’ team.

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

Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR 2005

AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(SEE SEPARATE DOCUMENT)

Exhibit 3

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We consent to the incorporation of our report dated February 28, 2006, on our audits of the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2005 and 2004 and for each of the years in the three-year period ended December 31, 2005, which report is included in this Annual Report on Form 40-F.

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Canada

March 31, 2006

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

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] for the Registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c.

Disclosed in this annual report any change in the Registrant’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date: March 31, 2006

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

4.

The Registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] for the Registrant and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

Evaluated the effectiveness of the Registrant’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

c.

Disclosed in this annual report any change in the Registrant’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Registrant’s internal control over financial reporting; and

5.

The Registrant’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant’s auditors and the audit committee of Registrant’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant’s ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant’s internal control over financial reporting.

Date:  March 31, 2006

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

Date: March 31, 2006

/s/Melbourne F. Yull

Melbourne F. Yull, Chairman of the Board

and Chief Executive Officer

Date: March 31, 2006

/s/Andrew M. Archibald

Andrew M. Archibald, C.A.,

Chief Financial Officer and Secretary

CERTIFIED EXTRACT OF RESOLUTIONS OF THE BOARD OF DIRECTORS

OF

INTERTAPE POLYMER GROUP INC.

ADOPTED ON MARCH 28, 2006

"APPROVAL OF ANNUAL INFORMATION FORM

WHEREAS the Chairman presented to the meeting a draft of an annual information form of the Corporation to be dated March 31, 2006.

WHEREAS the Chairman informed the meeting that the Corporation proposes to file the annual information form with the securities commissions and other appropriate regulatory authorities in each of the provinces and territories of Canada.

BE IT RESOLVED THAT:

1.

the annual information form ("AIF") of the Corporation to be dated March 31, 2006, substantially in the form of the document presented to this meeting, be and the same is hereby approved, subject to such additions, deletions and changes therein as may be consented to by any one director or officer of the Corporation;

2.

the Corporation be and it is hereby authorized to file the English and French (when and if available) language versions of the AIF, as the same may be amended from time to time, with the securities commissions and appropriate regulatory authorities in each of the provinces and territories of Canada;

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

4.

the Corporation be and it is hereby authorized to file with the United States Securities and Exchange Commission an Annual Report on Form 40-F (the "Form 40-F") covering the Corporation's fiscal year ended December 31, 2005, such Form 40-F to be substantially in the form of the draft presented to the Board of Directors, and which includes the AIF as an exhibit thereto, together with such changes or modifications as may be deemed necessary or appropriate by any director or officer of the Corporation with and upon the advice of counsel, and any director or officer of the Corporation be, and he is, hereby authorized, empowered and directed to execute in the name and on behalf of the Corporation, to procure all other necessary signatures to, and to file with the United States

Securities and Exchange Commission, the Form 40-F and any all amendments or supplements thereto;

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

I, the undersigned, Andrew M. Archibald, C.A., Chief Financial Officer and Secretary, of Intertape Polymer Group Inc. hereby certify that the foregoing resolutions were duly adopted by the Board of Directors of Intertape Polymer Group Inc. on March 28, 2006 and that the said resolutions are, as of the date hereof, in full force and effect and have not been amended.

IN WITNESS WHEREOF, I HAVE SIGNED in, Bradenton, Florida, this 31st day of March, 2006.

/s/Andrew M. Archibald

Andrew M. Archibald, C.A.

Chief Financial Officer and Secretary

63