Form 40-F
INTERTAPE POLYMER GROUP INC
filed 2007-04-02
CIK 880224

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2006

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

The number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 2006 is:

40,986,940 Common Shares

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

Controls and Procedures

Disclosure Controls and Procedures.  Intertape Polymer Group Inc. maintains disclosure controls and procedures designed to ensure not only that information required to be disclosed in its reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, but also that information required to be disclosed by Intertape Polymer Group Inc. is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  Based on the annual evaluation made by management as of December 31, 2006 of Intertape Polymer Group Inc.’s disclosure controls and procedures, with the participation of the principal executive officer and principal financial officer, the principal executive officer and principal financial officer have concluded that Intertape Polymer Group Inc.’s disclosure controls and procedures were adequate and effective to accomplish the purposes for which they were designed.

Internal Control Over Financial Reporting.  Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation of accounting principles generally accepted in the United States of America.  Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect the Company’s transactions; providing reasonable assurance that transactions are recorded as necessary for the preparation of the Company’s financial statements; providing reasonable assurance that receipts and expenditures of the Company are made under the authorization of management and directors of the Company; and providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.  Management, with the participation of the principal executive officer and principal financial officer, conducted an annual evaluation of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2006 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2006.  Further, it was concluded that there have been no changes in Intertape Polymer Group Inc.’s internal controls over financial reporting that occurred during 2006 that has materially affected, or is reasonably likely to materially affect, Intertape Polymer Group Inc.’s internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and even when determined to be effective, can only provide reasonable assurance with respect to financial statements preparation and presentation. Also projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of completeness with policies or procedures may deteriorate.

Blackout Period Notices

During 2006, Intertape Polymer Group Inc. was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.  Intertape Polymer Group Inc.’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which Intertape Polymer Group Inc.’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

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

The Securities and Exchange Commission has stated that the designation of Mr. Richardson as an audit committee financial expert does not make him an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933.  Further, such designation does not impose any duties, obligations or liability on Mr. Richardson greater than those imposed on members of the audit committee and Board of Directors not designated as an audit committee financial expert, nor does it affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

Code of Ethics

Intertape Polymer Group Inc. has adopted a code of ethics entitled “Intertape Polymer Group Inc. Code of Business Conduct and Ethics”, which is applicable to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and all persons performing similar functions.  During the 2006 fiscal year, Intertape Polymer Group Inc. did not amend its Code of Business Conduct and Ethics and did not grant a waiver from any provision of its Code of Business Conduct and Ethics.  Intertape Polymer Group Inc. will provide, without charge, to any person upon written or oral request, a copy of its Code of Business Conduct and Ethics.  Requests should be directed to Burgess H. Hildreth, Intertape Polymer Group Inc., 3647 Cortez Road West, Bradenton, Florida 34210.  Mr. Hildreth may be reached by telephone at (941) 739-7500.

Principal Accountant Fees and Services

A table setting forth the fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, Intertape Polymer Group’s principal accountant, for the fiscal years ended December 31, 2006 and December 31, 2005, is set forth in Item 17.5 of Intertape Polymer Group’s Annual Information Form attached hereto as Exhibit 1.

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

Off-Balance Sheet Arrangements

Through June 2005, Intertape Polymer Group Inc. maintained no off-balance sheet arrangements, except for certain letters of credit issued and outstanding.  As of December 31, 2006 and 2005, the Company had $2.5 million and $7.0 million, respectively, of outstanding letters of credit, which decrease the available balance under the Company’s credit facility.  In June 2005, Intertape Polymer Group Inc. entered into an interest rate swap agreement for a notional principal amount of $50.0 million maturing in June 2010.  In July 2005, Intertape Polymer Group Inc. entered into a second interest rate swap agreement for a notional principal amount of $25.0 million maturing in July 2010.  Under the terms of these interest rate swap agreements, the Company receives, on a quarterly basis, a variable interest rate and pays a fixed interest rate of 4.27% and 4.29%, respectively, plus the premium of 2.75% (2.25% prior to November 8, 2006 and in 2005) applicable on its term loan.  The increase in the premium rate is as a result of the November, 2006 Amendment to the Company’s Credit Agreement.  As of December 31, 2006, the effective interest rate on $75,000,000 was 7.03%, (6.53% in 2005), and the effective interest rate on the excess was 8.04% (6.74% in 2005).

Tabular Disclosure of Contractual Obligations

The information required by Paragraph (12) of General Instruction B to Form 40-F is located on Page 21 of Management’s Discussion and Analysis for 2006 attached hereto as Exhibit 2 and made a part hereof by this reference.

Identification of the Audit Committee

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

Undertaking

Intertape Polymer Group Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises, or transactions in said securities.

[SIGNATURE ON FOLLOWING PAGE]

Signature

Pursuant to the requirements of the Exchange Act, Intertape Polymer Group Inc. certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

INTERTAPE POLYMER GROUP INC.

(Registrant)

By:/s/ Andrew M. Archibald

(Signature)

Name:

Andrew M. Archibald, C.A.

Title:

Chief Financial Officer

Date: April 2, 2007

EXHIBIT INDEX

Exhibit No.	Description	Page No.
1	Annual Information Form dated April 2, 2007	9
2	Management’s Discussion and Analysis for 2006 Audited Annual Consolidated Financial Statements	60
3	Consent of Independent Registered Chartered Accountants	61
4	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002	62
5	Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002	66

EXHIBIT 1

Item 1.

INTERTAPE POLYMER GROUP INC.

ANNUAL INFORMATION FORM

For the Year ended December 31, 2006

Dated: April 2, 2007

INTERTAPE POLYMER GROUP INC.

ANNUAL INFORMATION FORM

Table of Contents

Page

Item 1.

Cover Page

9

Item 2.

Corporate Structure

12

2.1

Name, Address and Incorporation

12

2.2

Intercorporate Relationships

12

Item 3.

General Development of the Business

13

3.1

General Three Year History

13

3.2

Credit/Debt Information

17

3.3

Significant Acquisitions

18

Item 4.

Narrative Description of the Business

20

4.1

General

20

4.2

Products, Markets and Distribution

20

4.3

Sales and Marketing

27

4.4

Manufacturing and Quality Control

27

4.5

Equipment and Raw Materials

28

4.6

Research and Development and New Products

29

4.7

Trademarks and Patents

29

4.8

Competition

30

4.9

Environmental Regulation

30

4.10

Employees

32

Item 5.

Cautionary Statements and Risk Factors

32

5.1

Forward-Looking Statements

32

5.2

Risk Factors

34

Item 6.

Dividends

43

Item 7.

General Description of Capital Structure

44

7.1

General Description of Capital Structure

44

7.2

Ratings

44

Item 8.

Market For Securities

45

8.1

Trading Prices and Volume on the Toronto Stock Exchange

45

8.2

Trading Prices and Volume on the New York Stock Exchange

46

Item 9.

Escrowed Securities

46

Item 10.

Directors and Officers

46

Item 11.

Legal Proceedings

49

Item 12.

Interest of Management and Others in Material Transactions

49

Item 13.

Transfer Agents and Registrars

50

Item 14.

Material Contracts

50

Item 15.

Experts

52

15.1

Name of Experts

52

15.2

Interests of Experts

53

Item 16.

Additional Information

53

Item 17.

Audit Committee

53

17.1

Audit Committee Charter

53

17.2

Composition of the Audit Committee

53

17.3

Relevant Education and Experience

53

17.4

Pre-Approved Policies and Procedures

54

17.5

External Auditor Services Fees

54

Exhibit A

Audit Committee Charter

56

Item 2.

 Corporate Structure

2.1

Name, Address and Incorporation

The business of Intertape Polymer Group Inc. (“Intertape Polymer Group” or the “Company”) was established when Intertape Systems Inc., a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal.  Intertape Polymer Group was incorporated under the Canada Business Corporations Act on December 22, 1989 under the name “171695 Canada Inc.”  On October 8, 1991, the Company filed a Certificate of Amendment changing its name to “Intertape Polymer Group Inc.”  A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company was amalgamated with EBAC Holdings Inc.  The shareholders, at the Company’s June 11, 2003 annual and special meeting voted on the replacement of the Company’s By-Law No. 1 with a new General By-Law 2003-1. The intent of the replacement by-law was to conform the Company’s general by-laws with amendments that were made to the Canada Business Corporations Act since the adoption of the general by-laws and to simplify certain aspects of the governance of the Company.  On August 6, 2006, the Company filed a Certificate of Amendment to permit the Board of Directors of the Company to appoint one or more additional Directors to hold office for a term expiring not later than the close of the next annual meeting of the Company’s Shareholders, so long as the total number of Directors so appointed does not exceed one-third of the number of Directors elected at the previous annual meeting of the Shareholders of the Company.

Intertape Polymer Group’s corporate headquarters is located at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada  H4M 2X5 and the address of its registered office is 1155 René-Lévesque Blvd. West, Suite 4000, Montreal, Quebec, Canada  H3B 3V2, c/o Stikeman Elliott LLP.

2.2

Intercorporate Relationships

Intertape Polymer Group is a holding company which owns various operating companies in the United States and Canada.  Intertape Polymer Inc., incorporated under the Canada Business Corporations Act, is the principal operating company for the Company’s Canadian operations.  Intertape Polymer Corp., a Delaware corporation, is the principal operating company for the Company’s United States and international operations.

The table below lists for each of the subsidiaries of the Company their respective place of incorporation or constitution, as the case may be, and the percentage of voting securities beneficially owned or over which control or direction is exercised directly or indirectly by Intertape Polymer Group.  Certain subsidiaries, each of which represents not more than ten percent of consolidated assets and not more than ten percent of consolidated sales and operating revenues of the Company, and all of which, in the aggregate, represent not more than twenty percent of total consolidated assets and total consolidated sales and operating revenues of the Company at December 31, 2006, have been omitted.

Corporation	Place of Incorporation or Constitution	Percentage of Ownership or Control
Intertape Polymer Group Inc.	Canada	Parent
Intertape Polymer Inc.	Canada	100%
ECP GP II Inc.	Canada	100%
ECP L.P.	Province of Ontario	100%
Spuntech Fabrics Inc.	Canada	100%
IPG Financial Services Inc.	Delaware	100%
IPG Holding Company of Nova Scotia	Nova Scotia	100%
Intertape Polymer Corp.	Delaware	100%
Intertape Woven Products Services S.A. de C.V.	Mexico	100%
IPG Holdings LP	Delaware	100%
Polymer International Corp.	Virginia	100%
IPG (US) Inc.	Delaware	100%
IPG (US) Holdings Inc.	Delaware	100%
Intertape Polymer US Inc.	Delaware	100%
Fibope Portuguesa-Filmes Biorientados S.A.	Portugal	100%

Item 3.

 General Development of the Business

3.1

General Three Year History

Overview of prior periods

The Company commenced operations in 1981 and since has evolved into a recognized leader in North America in the development and manufacture of tapes, films and engineered coated and laminated products.  Intertape Polymer Group is the second largest tape manufacturer in North America, the leader in the markets for many engineered coated products, and a significant producer of films in the North American industry.  For several years, Intertape Polymer Group’s business strategy was primarily one of growth.  Commencing in the mid-1990’s, the Company made several strategically important acquisitions to further its business plan to either develop or acquire new products to complete the “basket of products” approach to the Company’s markets.

Following this period of rapid expansion through acquisitions, the Company entered a period of integration, cost reduction, and facility consolidation. The Company focused on implementing improvements aimed both at realizing the benefits of past acquisitions and optimizing the Company’s cost base, the quality of its products and the cost and effectiveness of its supply chain operations.  As part of its supply chain optimization, the Company announced in 2003 that it would consolidate three Regional Distribution Centers (“RDCs”) into a new facility adjacent to its existing manufacturing operations in Danville, Virginia.

2004-2005

The new RDC became operational in February 2004 and the continuous improvement of this operation has allowed the Company to lower warehousing costs and enhance service levels to its customers.  In 2006, the Company established a dedicated consumer products distribution center in Columbia, South Carolina, utilizing a third party provider.  This RDC will improve service to this customer base.

Over the last three years, the Company has invested approximately $69.5 million in capital expenditures principally to purchase more efficient production equipment, expand capacity and permit the manufacture of new product offerings, and to enhance information systems capabilities.  One of the benefits of these investments has been the Company’s ability to reduce the number of its production and distribution facilities, while maintaining its existing capacities.  In the fourth quarter of 2004, as part of the Company’s ongoing review of the efficiency and effectiveness of its production and distribution network, the Company announced and substantially completed the closure of two of its manufacturing facilities, one in Cumming, Georgia and the second in Montreal, Quebec, as well as the closure of its distribution center in Cumming, Georgia.

Beginning in 2004, the Company, along with the industry, has experienced rising raw material costs. In 2005, not only was the Company, as well as the industry, faced again with rising raw material costs, certain key raw materials also became in short supply.  In the first half of 2005, the shortage was in synthetic rubber, an essential ingredient in the formulation of certain of the Company’s tape adhesives.  After two major hurricanes hit the Gulf Coast of Louisiana and Texas during the third quarter, prices for petroleum-based resins, which are key raw materials for several of the Company’s products, rose dramatically.  However, as a result of the creation of smaller business teams within the Company and a global sourcing group, the Company was able to manage the rising raw material costs through a series of timely sales price increases to its industrial and specialty distributors, and to a lesser extent, its retail customers, and was able to aggressively pursue and secure resin supplies from worldwide sources.

During 2005, in response to increasing sales prices and product shortages that were negatively impacting Intertape Polymer Group’s customer profitability, Intertape Polymer Group implemented its “Full Truck” concept which was and is designed to allow the Company’s customers to consolidate their purchases through the ordering of multiple products in single shipments.  Under the “Full Truck” strategy, customers are offered truckload pricing being required to purchase full truckloads of each product line.  This inventory management system is designed to permit the Company’s customers to operate their businesses with a lower cash investment.  The “Full Truck” concept is an extension of Intertape Polymer Group’s “basket of products” strategy which provides the Company’s customers with a “one-stop shopping” opportunity, and which is an essential element of Intertape Polymer Group’s value proposition to its customers.  The Company’s value proposition is meant to provide economic benefit for customers in these ways:

1.

Inventory optimization achieved through more frequent inventory turns.

2.

New business development resulting from Intertape Polymer Group’s field sales force making end-user calls with distributors.

3.

Business growth through the Company’s National Accounts Program.

In December, 2005, the Company announced it was investigating the possibility of selling a portion of its interest in the combined engineered coated products operations and FIBC business through an initial public offering of the combined business using a Canadian Income Trust.  On May 24, 2006 the Company announced that it had indefinitely deferred the decision to proceed with this offering.

2006

In May of 2006, it was announced that Mr. Melbourne F. Yull, the Company’s founder Chairman and CEO would retire effective on June 14, 2006. In connection with Mr. Yull’s retirement, the Company recorded charges totaling $9.9 million (predominantly in the second quarter of 2006), including $1.5 million in stock-based compensation expense and $2.4 million related to the recognition of the balance of Mr. Yull’s pension.

Following Mr. Yull’s retirement, Mr. Michael Richards was elected as the non-executive Chairman of the Board. The Board of Director’s also appointed Mr. Dale McSween as Interim CEO until such time as a successor to Mr. Yull is appointed. As discussed in further detail below, due to the Company’s on-going strategic alternatives process, the appointment of a new CEO has been put on hold.

During the first quarter of 2006, petroleum-based resin prices started decreasing.  Accordingly, in order to remain competitive, the Company reduced sales prices for certain of its products.  This, combined with inventories of higher cost raw materials purchased in the fourth quarter of 2005, resulted in a decrease in the Company’s gross margin for the first quarter of 2006.  Demand for the Company’s products remained relatively weak throughout 2006 and consequently the margin decline continued during the remaining quarters of 2006.

During 2006, the Company also was successful in reducing the amount of working capital required to run its business by $44 million as a result of reducing inventories and improving terms and collections in the area of accounts receivable. The Company also invested in manufacturing equipment and IT infrastructure to add capacity, improve productivity and to expand certain of its operations  The capital investment program for 2006 included adding three film lines for expanded production of heat shrinkable films and stretch wrap.  These lines were installed in the Danville, Virginia, Tremonton, Utah, and Porto, Portugal plants.  The Company also successfully improved inventory management through investment in third party inventory planning software.

2006-2007

The Company’s business underwent significant change in 2006 necessitating, in Management’s view, making several revisions to its business model.  In spring 2006, the Company began importing general purpose acrylic tape for sale to its distributors though it continues to manufacture more value-added acrylic tape products. In March 2006, the Company closed its FIBCs manufacturing facility in Piedras Negras, Mexico, substantially reducing its manufacturing capacity for this product group. The Company’s revised business model also includes its almost exclusive reliance on imported bags to meet customers’ demand except for a limited manufacturing capability in the Company’s Hawkesbury, Ontario facility where the Company manufactures specialty bags and provides customers with emergency product fulfillment.

2006 was also marked by declining sales volumes and narrower gross margins as compared to 2005.  As discussed below, there were a variety of factors contributing to both the sales volume decline and the narrowing of gross margins, but one of the most significant factors was the Company’s customer account rationalization process, which accounted for approximately forty percent of the sales volume decline experienced by the Company in 2006.  The Company exited several unprofitable customer accounts and streamlined its product offering, particularly with respect to products sold to its consumer accounts.

While some of the sales volume decline was the result of deliberate account rationalization, and other factors were temporary in nature, markets for several of the Company’s products did demonstrate sustained gross margin compression during 2006. In recognition of changes in the underlying business, the Company conducted an interim test of its goodwill for possible impairment as at September 30, 2006.  As a result of the impairment test, the Company recorded an impairment of goodwill charge in the amount of $120.0 million.  The Company performed its annual impairment test at December 31, 2006 and concluded that no additional impairment charge was necessary.

Throughout 2006, the Company continually sought ways to restructure its business and reduce costs to levels more commensurate with near term anticipated sales volumes and gross margins. The Company estimates that through certain cost-cutting measures it implemented in 2006, it has reduced its annual operating costs by approximately $28.0 million. Many of the cost reduction measures undertaken by the Company required the recognition of significant one-time costs.  Details of the Company’s reductions of annual operating costs in 2006, as well as the significant one-time costs incurred by the Company in connection therewith, are described in more detail in Management’s Discussion & Analysis incorporated herein by reference

In 2006, the Company closed its Piedras Negras, Mexico, Brighton, Colorado, and Cap-de-la Madeleine, Quebec plants. The facility in Piedras Negras, Mexico was closed as the

Company changed its FIBC business model, eliminating most domestic manufacturing and relying almost exclusively on import fulfillment.  Though the implementation of the import sourcing model resulted in a reduction in revenue, it permitted the Company to increase gross margins and improve profitability in its FIBC product line.

Production from the Company’s Brighton, Colorado plant was shifted late in 2006 to the Company’s Danville, Virginia, and Richmond, Kentucky facilities.  This consolidation was made possible by productivity increases at the Danville, Virginia facility and the commercialization of a new rubber compounding technology at the Richmond, Kentucky facility. Additionally in 2006, the Company transferred the production at its Cap-de-la Madeleine facility to its Brantford, Ontario facility. The consolidation of a large percentage of the Company’s paper packaging products provided a base for the Company’s investment in a ten color printing press for its Brantford, Ontario facility.

Lastly, as previously announced, during 2006 TD Securities Inc. was engaged to work with management in order to carry out a detailed financial and operational review of the Company. Additionally, in October 2006, the Board of Directors decided to explore what strategic alternatives may be available to the Company to enhance shareholder value.  TD Securities Inc. was also engaged to work with the Board and management in this strategic alternatives review process.  This process is continuing.

3.2

Credit/Debt Information

Indebtedness

Intertape Polymer Group reduced indebtedness associated with long-term debt instruments by $50.2 million during 2002, and a further $64.3 million during 2003. Long-term debt increased during 2004 as a result of the capital lease entered into at that time for the new RDC in Danville, Virginia, and by the $325.0 million that was borrowed by the Company in connection with the refinancing completed in August 2004.

In 2005, the Company’s indebtedness increased by $10.0 million due to the Company’s borrowing in connection with its acquisition of Flexia Corporation and Fib-Pak Industries, Inc.  This was offset by a reduction in long-term debt of $3.0 million in accordance with the Company’s debt amortization schedule.  In 2006, the Company reduced its long-term debt by an additional $3.0 million and its revolving credit facility by $15.0 million.

Credit Agreements and Notes

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

In 2006, the Company amended its credit agreement on two occasions, the first being in the second quarter to obtain a waiver for certain non-recurring costs, and the second in the fourth quarter to amend the financial covenants in the agreements due to the changes in the Company’s business model.

For additional information regarding the Company’s Senior Secured Credit Facility and Senior Subordinated Notes, see Item 14, “Material Contracts”.

3.3

Significant Acquisitions

While the Company made no acquisitions in 2006, historically acquisitions have played a significant role in the Company’s strategy for growth and entry into new product markets.

In June 2003, the Company acquired the remaining fifty percent of the issued and outstanding common shares of Fibope Portuguesa-Filmes Biorientados S.A. (“Fibope”).  Intertape Polymer Group acquired Fibope in order to provide a viable platform from which to introduce its North American made products into European markets.  In 2006, the Company completed a building expansion and added a third extrusion line and associated converting equipment to the Fibope facility.

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

The Company’s last significant acquisition was closed on October 5, 2005, when Intertape Polymer Group’s wholly owned subsidiary, Intertape Polymer Inc., for an aggregate consideration of approximately $30.0 million (after purchase price adjustments which occurred in 2006), acquired all of the issued and outstanding shares of Flexia Corporation Ltd., being the body corporate that resulted from the amalgamation of Flexia Corporation and Fib-Pak

Industries, Inc. These companies produce a wide range of engineered coated and laminated products, and polypropylene fabrics, and this production was complementary to the Company’s existing coated products business based in Truro, Nova Scotia, as well as its FIBC business. The Company believes that this acquisition increased its market share in certain product groups and provided the Company with an enhanced geographic proximity to its customers and suppliers.

The Company has integrated Flexia and Fib-Pak and their operations are now organized and operated under a wholly-owned limited partnership, ECP L.P. The combination of ECP L.P. operations along with  the Company’s existing coated products business based in Truro, Nova Scotia, has resulted in certain synergies and cost savings to the Company as a result of head count reductions, purchasing cost reductions, manufacturing cost reductions and global sourcing opportunities.

The Flexia and Fib-Pak acquisition met the definition of a “significant acquisition”, as that term is understood with reference to Part 8 of the Canadian National Instrument 51-102-Continuous Disclosure Obligations.  A Business Acquisition Report on Form 51-102F4 was filed by the Company on December 20, 2005, and is incorporated herein by reference.

Set forth below is a summary of the Company’s acquisitions since 1996.

Completed Acquisitions
Year	Annual Cost of Acquisitions	Company	Location	Products
	(US$ in millions)
1996	$5.3	Tape, Inc.	Green Bay, Wisconsin	Water-activated packaging tapes
1997	$42.9	American Tape Co.	Marysville, Michigan Richmond, Kentucky	Pressure-sensitive tapes, masking tapes
1998	$103.9	Anchor Continental, Inc.	Columbia, South Carolina	Pressure-sensitive tapes, masking and duct tapes
1998	$9.3	Rexford Paper Company	Milwaukee, Wisconsin	Pressure-sensitive and water-activated tapes
1999	$111.3	Central Products Company and Spinnaker Electrical Tape Company	Menasha, Wisconsin Brighton, Colorado Carbondale, Illinois	Pressure-sensitive and water-activated carton sealing tapes Pressure-sensitive electrical tapes
2000	$38.4	Olympian Tape Sales, Inc.	Cumming, Georgia	Distribution of packaging products

2003	$7.2	Fibope Portuguesa-Filmes Biorientados S.A.	Portugal	Manufacture and distribution of shrink film
2004	$5.5	tesa tape inc.	Columbia, South Carolina	Masking and duct tape
2005	$30.0	Flexia Corporation Ltd. (now operating as ECP L.P.)	Brantford, Ontario Hawkesbury, Ontario Langley, British Columbia	Engineered coated products, polyethylene scrims, polypropylene fabrics and FIBCs

Item 4.

 Narrative Description of the Business

4.1

General

Intertape Polymer Group is a leader in the specialty packaging industry.  Management believes the Company is the second largest manufacturer of tape products in North America and is recognized for its development, manufacture and sale of adhesive tapes, specialty tapes, plastic packaging films, and engineered coated products for use in industrial and retail applications.  The Company’s products include carton sealing tapes, including Intertape® pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; Exlfilm® shrink film; Stretchflex® stretch wrap, and engineered coated fabric products.

The Company has approximately 2,100 employees with operations in 17 locations, including 14 manufacturing facilities in North America and one in Europe.

Intertape Polymer Group has assembled a broad range of products by leveraging its manufacturing technologies, its research and development capabilities, global sourcing expertise and its strategic acquisition program.  Since 1995, the Company has made a number of strategic acquisitions in order to offer a broader range of products to better serve its markets.  The Company’s extensive product line permits Intertape Polymer Group to offer tailored solutions to a wide range of end-markets including food and beverage, consumer, industrial, building and construction, oil and gas, water supply, automotive, medical, agriculture, aerospace and military applications.

4.2

Products, Markets and Distribution

The Company manufactures a variety of specialized polyolefin plastic and paper based products, as well as complementary packaging systems for use in industrial and retail applications. These products include Intertape® pressure sensitive and Central™ water-activated carton sealing tapes; industrial and performance specialty tapes including paper, duct, electrical and reinforced filament tapes; Exlfilm® shrink film and StretchFLEX® stretch wrap.  The Company’s products are manufactured and sold under the Intertape® family of brands to industrial distributors, retailers and to third parties under private brands.  For the years ending December 31, 2006, and December 31, 2005, tapes and films accounted for 77% and 83%, respectively, of the Company’s sales.

The Company’s tape and film products are manufactured and sold under Intertape brands including Intertape®, Central™, Exlfilm® and StretchFLEX® to industrial distributors and retailers, and are manufactured for sale to third parties under private brands.

The Company is a North American leader in the development and manufacture of innovative industrial packaging, protective covering, barrier and liner products utilizing engineered coated polyolefin fabrics, paper and other laminated materials.  Its products are sold primarily direct to end-users in a wide number of industries including lumber, construction, food, paper, and agriculture.

On October 5, 2005, Intertape Polymer Inc., a subsidiary of the Company, acquired all of the issued and outstanding shares of Flexia Corporation Ltd., being the body corporate that resulted from the amalgamation of Flexia Corporation and Fib-Pak Industries, Inc.  The businesses of such companies are now operating under a wholly-owned limited partnership, ECP L.P.  ECP L.P. is a producer of a wide range of engineered coated and laminated products with facilities located in Langley, British Columbia, Brantford, Ontario, and Hawkesbury, Ontario.

The Company’s tape and film products consist of four main product groups:  (A) Carton Sealing Tapes, (B) Industrial & Specialty Tapes, (C) Films and (D) Protective Packaging.

The Company’s engineered coated products are categorized in six markets:  (E) Building and Construction, (F) Agro-Environmental, (G) Consumer Packaging, (H) Specialty Fabrics, (I) Industrial Packaging, and (J) FIBCs.  For the years ended December 31, 2006 and December 31, 2005, engineered coated products accounted for 23% and 17%, respectively, of the Company’s sales.

A.

Carton Sealing Tapes

Carton sealing tapes are sold primarily under the Intertape® and Central™ brands to industrial distributors and leading retailers, as well as to third parties under private brands. Management believes Intertape is the only company worldwide that produces carton sealing tapes using all four adhesive technologies: hot melt, acrylic, natural rubber and water-activated. The Company also sells the application equipment required for the dispensing of its carton sealing tapes.

Hot Melt Tape

Hot melt carton sealing tape is a polypropylene film coated with a synthetic rubber adhesive which offers a wide range of application flexibility and is typically used in carton sealing applications.  Primary competitors are 3M Co., Shurtape Technologies LLC and Vibac Group.

Acrylic Tape

Acrylic carton sealing tape is a polypropylene film coated with an aqueous, pressure sensitive acrylic adhesive which is best suited for applications where performance is required within a broad range of temperatures from less than 40oF to greater than 120oF.  Primary competitors are 3M Co. and Sekisui TA Industries Inc.

Natural Rubber Tape

Natural rubber carton sealing tape is a polypropylene film coated with natural rubber adhesive and is unique among the carton sealing tapes because of its aggressive adhesion properties.  This tape is ideally suited for conditions involving hot, dusty, humid or cold environments.  Typical uses include moving and storage industry applications, as well as packaging and shipping.  The primary competitor is Evotape SpA of Italy.

Water Activated Tape

Water-activated carton sealing tape is typically manufactured using a filament reinforced kraft paper substrate and a starch based adhesive that is activated by water. Water-activated tape is used primarily in applications where a strong mechanical bond or tamper evidence is required. Typical end-use markets include fulfillment centers, mail order operations, furniture manufacturers and the apparel industry.  Primary competitors are The Crowell Corp., and Holland Manufacturing Co. Inc.

B.

Industrial & Specialty Tapes

The Company produces seven primary industrial and specialty products: Paper Tape, Flatback Tape, Duct Tape, Filament Tape, Stencil Products, Electrical Tape, and Double-Coated Tape.

Paper Tape

Paper tape is manufactured from a crepe paper substrate coated with a natural rubber or a synthetic rubber adhesive. Paper tape is used for a variety of performance and general purpose end-use applications. Product applications include paint masking (consumer, contractor, automotive, aerospace and marine), splicing, bundling/packaging, and general light duty applications.  Primary competitors of the Company for this product are 3M Co., Shurtape Technologies, LLC, and tesa tape inc.

Flatback Tape

Flatback tape is manufactured using a smooth kraft paper substrate coated with a natural rubber/SIS blended adhesive. Flatback tape is designed with low elongation and is widely used in applications such as splicing where the tape should not be distorted.  Typical applications for flatback tape include printable identification tapes, label products and carton closure.  Primary competitors of the Company for this product are Shurtape Technologies, LLC, and 3M Co.

Duct Tape

Duct tape is manufactured from a polyethylene film that has been reinforced with scrim and coated with natural/synthetic rubber blend adhesive or speciality polymer adhesives. Duct tape is primarily used by general consumers for a wide range of applications. Duct tapes are also used in maintenance, repair and operations, in the heating, ventilation and air conditioning  markets, construction and in the convention and entertainment industries.  Primary competitors of the Company for this product are Covalence Specialty Materials Corp., 3M Co. and Shurtape Technologies, LLC.

Filament Tape

Filament tape is a film or paper adhesive tape with fiberglass strands or polyester fibers embedded in the adhesive to provide high tensile strength. Primary applications for filament tape include appliance packing, bundling and unitizing, and agricultural applications.  Primary competitors of the Company for this product are 3M Co., TaraTape, Inc. and Shurtape Technologies, LLC.

Stencil Products

Stencil products are manufactured from a calendared natural/synthetic rubber blended substrate with an acrylic adhesive. Stencil products are used in applications within the sign and monument manufacturing markets to protect a surface where sandblasting is required.  The Company’s primary competitor for this product is 3M Co.

Electrical and Electronic Tapes

Electrical and electronic tapes are manufactured from a number of different substrates, including paper, polyester, glass cloth and a variety of adhesive systems that include rubber, acrylic and silicone adhesives. Electrical and electronic tapes are Underwriters Laboratories (UL) approved and engineered to meet stringent application specifications.  Primary competitors of the Company for this product are 3M Co., Permacel, and Saint-Gobain Performance Plastics.

Double-Coated Tapes

Double-coated tapes are manufactured from a paper, foam, or film substrate and are coated on both sides with a variety of adhesive systems. Double-coated tapes also use a release liner made from paper or film, that prevents the tape from sticking to itself. Double-coated tapes are typically used to join two dissimilar surfaces.  The Company’s double-coated tape products are used in the manufacture and regripping of golf clubs, with smaller sales to the carpet installation and the graphics industries.  Primary competitors of the Company for this product are 3M Co., Avery Dennison Corp., tesa tape, inc., and Scapa Group plc.

C.

Films

The Company primarily produces two film product lines: Exlfilm® Shrink Film and StretchFLEX® Stretch Wrap.

Exlfilm® Shrink Film

Exlfilm® shrink film is a specialty plastic film which shrinks under controlled heat to conform to a package’s shape. The process permits the over-wrapping of a vast array of products of varying sizes and dimensions with a single packaging line. Exfilm® is used to package paper products, consumer products such as bottled water, toys, games, sporting goods, hardware and housewares and a variety of other products.  Primary competitors of the Company for this product are Sealed Air Corp. and Bemis Co. Inc.

StretchFLEX® Stretch Wrap

Stretch wrap is a single or multi-layer plastic film that can be stretched without application of heat. It is used industrially to wrap pallets of various products ensuring a solid load for shipping.

The Company uses state-of-the-art multi-layer technology for the manufacturing of  its StretchFLEX® stretch wrap. This technology has allowed the Company to focus on the introduction of a high performance product while reducing manufacturing costs. The Company introduced Genesys™ in 2005, which is a light gauge high performance film created for wrapping irregularly shaped packages.  Primary competitors of the Company for this product include Sigma Plastics Group, Covalence Specialty Materials Corp., Atlantis Plastics Inc., Pliant Corp. and AEP Industries, Inc.

Intertape Polymer Group entered the European shrink film market through its investment in Fibope in April 1995. The Company initially purchased a 50% equity interest in Fibope, acquiring the remaining 50% equity stake in July 2003 to serve as a platform to penetrate European and African markets with other Intertape products. Fibope operates as an autonomous unit within Intertape Polymer Group.

Fibope produces a full range of shrink film products for sale in the European community. Raw materials are primarily sourced within Europe, with multiple sources utilized to ensure stability of supply and a competitive price environment.

D.

Protective Packaging

Air Pillows

Air pillows are manufactured by the Company from polyethylene film and are inflated at the point of use with an air pillow machine. Air pillows are used as packaging material for void fill and cushioning applications.  Typical end-use markets for air pillows include fulfillment houses, contract packagers, and mail order pharmacies.  Primary competitors of the Company for this product are Pregis Corp., Sealed Air Corp., Storopack, Inc., Free-Flow Packaging International Inc. and Polyair Inter Pack Inc.

E.

Building and Construction Products

The Company’s building and construction product group includes protective wrap for kiln dried lumber and a variety of other membrane barrier products such as house wrap, window and door flashing and insulation facing, which are used directly in residential and commercial construction.  The Company also supplies packaging over-wrap sleeves for unitizing multiple bags of fiberglass insulation.    Intertape’s lumber wrap is used to package, unitize, protect and brand lumber during transportation and storage. The product is available in polyethylene or polypropylene coated fabrics and polyethylene films printed to customer specifications.  Lumber wrap is produced at the Company’s plants in Langley, British Columbia; Brantford, Ontario; and Truro, Nova Scotia.

F.

Agro-Environmental Products

The Company has developed a range of Agro-Environmental products, including membrane structure fabrics, bags for packaging processed cotton, fabrics designed for conversion into hay covers, grain covers, landfill covers, oil field membranes, and canal and pond liners. These fabrics are intended to provide protection during transit and storage and to line waterways and ponds to prevent loss of water and other liquids.

NovaShield™ Membrane Structure Fabrics

NovaShield™ is a lightweight, wide-width, and durable polyolefin fabric used as the outer skin layer for flexible membrane structures.  The introduction and continuous improvement of the NovaShield™ fabric in the membrane structure market enabled membrane structure manufacturers to expand the use of this product beyond agricultural applications such as agriculture barns into larger structures for human occupancy such as amphitheaters, recreational facilities, trade show pavilions, aircraft hangers, and casinos.  Developments in the product line include the patented stacked weave, and AmorKote™ co-extrusion coating. The Company sells the NovaShield™ fabrics to membrane structure manufacturers who design, fabricate, and install the structures.  The Company’s main competitor is Fabrene Inc. and a number of polyvinyl chloride producers.  The Company produces these products primarily at its plant in Truro, Nova Scotia.

AquaMaster® Geomembrane Fabrics

The Company’s AquaMaster® line of geomembrane fabrics is used as an irrigation canal liner, golf course and aquascape pond liner, and in aquaculture operations.  Primary competitors of the Company for this product include Gundle/SLT Environmental, Inc., Poly-America LP and Firestone Building Products.

Poultry Fabrics

Woven coated polyolefin fabrics are used in the construction of poultry houses in the southern United States.  Materials with high ultraviolet resistance are fabricated into side curtains that regulate ventilation and temperature in buildings. Other materials are used in ceiling construction.  Primary competitors of the Company for this product are Fabrene Inc. and Mai Weave LLC. These products are primarily produced at the Company’s plant in Truro, Nova Scotia.

G.

Consumer Packaging Products

The Company’s consumer packaging products include ream wrap, form, fill & seal packaging, deli wrap, and other coated and laminated products.

The Company competes with a number of local and multinational companies in this market. These products are primarily produced at the Company’s plants in Brantford, Ontario and Langley, British Columbia.

H.

Specialty Fabrics

The Company’s specialty fabric product category is comprised of a variety of specialty materials custom designed for unique applications or specific customers.  The Company’s ability to provide polyolefin fabrics in a variety of weights, widths, colors and styles, and to slit, print and perform various other conversion steps, allows it to provide an array of coated products designed to meet the specific needs of its customers.

Products and applications in this segment include fabrics designed for conversion into pool covers, field covers, disaster relief materials, protective covers and construction sheeting, brattice cloth for mine ventilation, underground marking tapes, salt pile covers and industrial packaging.

Primary competitors of the Company for this product include Fabrene Inc., Mai Weave LLC and, at the low end of the product range, producers from China and Korea. The Company primarily produces these products at its Truro, Nova Scotia, plant.

I.

Industrial Packaging Products

The Company’s metal wrap is used to protect large coils of steel and aluminum during transit and storage.  Primary competitors of the Company for this product include Interwrap Inc. and Covalence Specialty Materials Corp.

The Company also manufactures paper mill roll wrap for newsprint, specialty, and fine papers and custom designed fabrics for dunnage bags, which are used to fill space in a shipping container or to position the contents in a container.  Dunnage bag fabrics are primarily produced at the Company’s Hawkesbury, Ontario, facility while paper packaging products are produced at the Company’s Brantford, Ontario and Langley, British Columbia, facilities.

J.

FIBC Products

FIBCs are flexible, semi-bulk containers generally designed to carry and discharge 1,500 to 3,500 pounds of dry flowable products such as chemicals, minerals and dry food ingredients. The market for FIBC’s is highly fragmented.  The Company has established proven supply lines with integrated bag manufacturers in India and China and maintains a small custom manufacturing presence in Hawkesbury, Ontario for domestic specialty bags and for customers wanting small quantities and quick delivery.

4.3

Sales and Marketing

As of December 31, 2006, the Company had a sales force of 101 personnel. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts.  The Company’s overall customer base is diverse, with no single customer accounting for more than 5% of total sales in 2006.  Sales from facilities located in the United States and Canada accounted for approximately 80% and 15% of total sales, respectively, in 2006, 85% and 10% in 2005, and 85% and 10% in 2004.  Export sales represented 5% of the Company’s total sales in 2006, 2005, and 2004.

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

The Company’s engineered fabric products are sold directly to end-users. The Company offers a line of lumberwrap, valve bags, FIBCs and specialty fabrics manufactured from plastic resins. The Company’s engineered fabric products are marketed throughout North America.

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

The Company is the only North American manufacturer of all four technologies of carton sealing tape: hot melt, acrylic, water-activated and natural rubber. Further, the Company is the largest United States manufacturer of natural rubber carton sealing tape. This broad family of carton sealing tapes is further enhanced by the Company’s tape application equipment which is based in Florida.

The Company has utilized its technology for basic film extrusion, essential to the low cost production of pressure-sensitive tape products, to expand its product line.  Extrusion of up to seven layers of various resins is done in four of the Company’s plants. These high value added films service the shrink and stretch wrap markets.

Coated fabrics are manufactured in a multi step operation comprised of slit filament extrusion, traditional scrim manufacturing, coating and laminating and finishing or converting processes. Conversion and value-added processes consist of slitting, rewinding, printing and converting materials into finished products.

The Company maintains at each of its manufacturing facilities a quality control laboratory and a process control program on a 24-hour basis to monitor the quality of all packaging and engineered fabric products it manufactures.  At the end of 2006, ten of the Company’s plants were certified under the ISO-9001:2000 quality standards program.

4.5

Equipment and Raw Materials

Intertape Polymer Group purchases mostly custom designed manufacturing equipment, including extruders, coaters, finishing equipment, looms, printers, bag manufacturing machines and injection molds, from manufacturers located in the United States and Western Europe, and participates in the design and upgrading of such equipment. The Company is not dependent on any one manufacturer for its equipment.

Polyolefin resins are a widely produced petrochemical product and are available from a variety of sources worldwide.  Historically, fluctuations in raw material prices experienced by the Company have been passed on to its customers over time. However, the timing and extent of recent price increases have made it difficult for the Company to pass the full impact of such increases on to customers.  (Please refer to Section 3.1 for a discussion on raw material pricing.)

4.6

Research and Development and New Products

Intertape Polymer Group’s strategy is to create growth opportunities through enhancements of existing products and the introduction of new products.  The Company’s research and development efforts continue to focus on new products, technology developments, new product processes and formulations.

The Company introduced Exlfilmplus™ and a new family of polyethylene display film (“PE display film”) under Clarity™ and Adverpak™ brands. Exlfilmplus™ is a higher performance product than its predecessors given its superior sealing, shrinking and toughness characteristics. PE display film is used in applications where the display of multi-pack or bundled products is required using clear or printed film for retail presentation. These films enable manufacturers, and contract packagers to create durable, standalone multi-packs of products.

In September 2006, the Company introduced its iCushion™ Protective Packaging Inflatable Air Pillow System.  A complete standard system consists of a AP-8000C air pillow machine, cart with storage bin, transfer stand and on-demand photo eye.  iCushion™ Air Pillows are lightweight, perforated for easy separation and made of clear, non-abrasive poly which will not scratch the product’s surface.  The Company’s air pillows come in four different sizes ranging from 8” x 4” to 8” x 10”, are reusable and recyclable, with disposal requiring a low volume in landfills when deflated.

The research and development group for coated products has recently developed, and received building code approvals for, a new woven, coated, printed and perforated product that is being sold to third parties under private brands and under the FlexGard® brand.  In addition, the Company has improved its NovaShield™ fabric, to expand its use and increase the demand for the product.  Further developments in the product line are the patented stacked weave and AmorKote™ co-extrusion coating.

The Company’s research and development expenses in 2004, 2005 and 2006 totaled $4.2 million, $4.7 million, and $6.3 million, respectively.

4.7

Trademarks and Patents

Intertape Polymer Group markets its tape products under the trademarks Intertape® and Central™, and various private labels.  The Company’s shrink wrap is sold under the registered trademark Exlfilm®.  Its stretch films are sold under the registered trademark Stretchflex®.  The Company markets its valve or open mouth bags under the registered trademark Nova-Pac®.  The other key ECP products are sold under the registered trademarks Nova-Thene Haymaster®, AquaMaster®, NovaShield™, NovaSeal™, NovaWrap™ and FlexGard®.  Its engineered fabric polyolefin fabrics are sold under the registered trademark Nova-Thene®.  FIBC's are sold under the registered trademark Cajun® bags.  The Company has approximately 146 active registered trademarks, 51 in the United States, 34 in Canada, and 61 foreign, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company, Central Products Company,

and Flexia.  The Company currently has 17 pending trademark applications in the United States and 4 in Canada.  It does not have, nor does management believe it important to the Company’s business to have, patent protection for its carton sealing tape products. However, the Company has pursued patents in select areas where unique products offer a competitive advantage in profitable markets, primarily in engineered coated products for which the Company has 6 patents and 4 patents pending, film for which it has 9 patents and 1 patent pending, tape products for which it has 5 patents and 7 patents pending, adhesive products for which it has 2 patents and 1 patent pending, container products for which it has 1 patent, and retail for which it has 2 patents pending.

4.8

Competition

The Company competes with other manufacturers of plastic packaging products as well as manufacturers of alternative packaging products, such as paper, cardboard and paper-plastic combinations. Some of these competitors are larger companies with greater financial resources than the Company.  Management believes that competition, while primarily based on price and quality, is also based on other factors, including product performance characteristics and service. No statistics, however, on the packaging market as a whole are currently publicly available.  Please refer to Section 4.2 above for a discussion of the Company’s main competitors by product.

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

4.9

Environmental Regulation

Intertape Polymer Group’s operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, United States (federal, state and local) and Canadian (federal, provincial and local) environmental laws applicable to the Company include statutes and regulations intended to (i) impose certain obligations with respect to site contamination and to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties, (ii) prevent future soil and groundwater contamination; (iii) impose national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; (iv) govern the handling, management, treatment, storage and disposal of hazardous wastes and substances; and (v) regulate the discharge of pollutants into waterways.

The Company’s use of hazardous substances in its manufacturing processes and the generation of hazardous wastes not only by the Company, but by prior occupants of its facilities, suggest that hazardous substances may be present at or near certain of the Company’s facilities or may come to be located there in the future. Consequently, the Company is required to monitor closely its compliance under all the various environmental laws and regulations applicable to the

Company. In addition, the Company arranges for the off-site disposal of hazardous substances generated in the ordinary course of its business.

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

Except as described below, the Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations, and that the Company has obtained, and is in material compliance with, all material permits required under environmental laws and regulations.

The Company is currently remediating contamination at its Columbia, South Carolina plant.  Intertape Polymer Group completed its remediation of its Montreal manufacturing facility during the third quarter of 2006, sold the property to a third party, and has no residual environmental liability related to the site.  As a result of the acquisition of all of the shares of Flexia, the Company inherited limited soil contamination resulting from historical activities at Flexia’s facility located in Trois-Rivières (formerly the city of Cap-de-la-Madeleine), Québec.  The Company received a letter from the Ministry of Sustainable Development, Environment and Parks confirming that the activities carried out at the Trois-Rivières facility at the time the Company closed the facility were not activities designated under the Land Protection and Rehabilitation Regulation, thus no remediation was necessary at the facility as a result of ceasing its activities.  The Company has completed remediation activities at its Marysville, Michigan facility and has requested final approval of the remediation from the State of Michigan.  In addition, although certain of the Company’s facilities emit regulated pollutants into the air, the emissions are within current permitted limitations, including applicable Maximum Achievable Control Technology (“MACT”) requirements.  The Company believes that the ultimate resolution of these matters should not have a material adverse effect on its financial condition or results of operations.

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

4.10

Employees

As of December 31, 2006, Intertape Polymer Group employed approximately 2,133 people, 164 of whom held either sales-related or administrative positions and 1,969 of whom were employed in operations.  Approximately 153 hourly employees at the Company’s Marysville plant are unionized and subject to a collective bargaining agreement which expires on April 29, 2007. Approximately 168 hourly employees at the Company’s Menasha plant are unionized and subject to a collective bargaining agreement which expires on July 31, 2008. Approximately 27 employees at the Piedras Negras, Mexico facility were unionized and subject to a collective bargaining agreement dated January 1, 2007.  Approximately 39 hourly employees at the Company’s Carbondale plant are unionized and subject to a collective bargaining agreement which expires on March 4, 2009.  The Company’s fabric plant in Hawkesbury, Ontario, has 58 unionized employees whose agreement expires October 10, 2008.  The bag plant in Hawkesbury, Ontario, is also unionized, having 12 members whose collective bargaining agreement expires on May 15, 2008.  In Langley, British Columbia, 50 employees are unionized and their collective bargaining agreement expires on March 31, 2010.  The collective bargaining agreement which covers 93 employees at the Company’s Brantford, Ontario plant expires on February 28, 2008.  Finally, the Company’s plant at Trois-Rivières (formerly the city of Cap-de la-Madeleine), Québec, had 36 employees whose collective bargaining agreement was to expire on March 31, 2010.  Upon the closing of the plant, the employees were terminated in accordance with the terms of the agreement and the agreement cancelled.  The Company has never experienced a work stoppage and it considers its employee relations to be satisfactory.

Item 5. Cautionary Statements and Risk Factors

5.1

Forward-Looking Statements

This Annual Information Form, including the Management’s Discussion & Analysis incorporated herein by reference, contains certain "forward-looking statements" concerning, among other things, discussions of the business strategy of Intertape Polymer Group and expectations concerning the Company’s future operations, liquidity and capital resources.  When used in this Annual Information Form, the words "anticipate", "believe", "estimate", “intends”, "expect" and similar expressions are generally intended to identify forward-looking statements.  Such forward-looking statements, including statements regarding intent, belief or current expectations of the Company or its management, are not guarantees of future performance and involve risks and uncertainties.  All statements other than statements of historical fact made in this Annual Information Form or in any document incorporated herein by reference are forward-looking statements.  In particular, the statements regarding industry prospects and the Company’s future results of operations or financial position are forward-looking statements.  Forward-looking statements reflect the Company’s current expectations and are inherently uncertain.  Actual results may differ materially from those in the forward-looking statements as a result of various factors, including those factors set forth below and other factors discussed elsewhere in this Annual Information Form and in the Management’s Discussion & Analysis for 2006.  In addition to the other information contained in this Annual Information Form, readers should carefully consider the above cautionary statements as well as the risk factors set forth below.  The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect the Company’s actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements.  These factors include, among other things, the results of the review of strategic alternatives by the Company and whether any transaction will be completed as a result thereof, disruption of normal management and business operations as a result of these activities; reliance on key personnel who may leave the Company due to general attrition or due to uncertainties created by these activities, whether a new Chief Executive Officer will be identified and appointed; the Company’s significant indebtedness and ability to incur substantially more debt; restrictions and limitations contained in the agreements governing the Company’s debt; the Company’s substantial leverage and ability to generate sufficient cash to service its debt; fluctuations in the cost of the Company’s principal raw materials; availability of raw materials; the effects of acquisitions the Company might make; the timing and market acceptance of the Company’s new products; the Company’s ability to achieve anticipated cost savings from its corporate initiatives; competition in the industry and markets in which the Company operates; the Company’s ability to comply with applicable environmental laws; potential litigation relating to the Company’s intellectual property rights; the loss of, or deterioration of the Company’s relationship with, any significant customers; changes in operating expenses or the need for additional capital expenditures; changes in the Company’s strategy; and general economic conditions.

In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Annual Information Form and in the Management’s Discussion and Analysis will in fact transpire.

The Management’s Discussion and Analysis for 2006 incorporated herein by reference contain certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, operating profit, free cash flow, EBITDA, and adjusted EBITDA.  The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations, excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided in its

Management Discussion and Analysis for 2006 reconciliations of those measures to the most directly comparable GAAP measures.

In addition to the other information contained in this Annual Information Form, readers should carefully consider the above cautionary statements as well as the risk factors set forth below.

5.2

Risk Factors

The Company’s Senior Secured Credit Facility contains certain financial covenants which if not met, will result in an event of default.

The Company’s Senior Secured Credit Facility requires it to maintain certain financial ratios and meet other financial tests. The Company’s failure to comply with these covenants could result in an event of default, which, if not cured or waived, could result in the Company being required to repay these borrowings before their scheduled due date. If the Company were unable to make this repayment or otherwise refinance these borrowings, the lenders under the Senior Secured Credit Facility could elect to declare all amounts borrowed under the Company’s Senior Secured Credit Facility, together with accrued interest, to be due and payable, which, in some instances, would be an event of default under the indenture governing the Senior Subordinated Notes. In addition, these lenders could foreclose on the Company’s assets. If the Company was unable to refinance these borrowings on favorable terms, the Company’s results of operations and financial condition could be adversely impacted by increased costs and less favorable terms, including interest rates and covenants. Any future refinancing of the Company’s Senior Secured Credit Facility is likely to contain similar restrictive covenants and financial tests.

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

The Company has a significant amount of indebtedness.  As of December 31, 2006, the Company had outstanding debt of approximately $330 million, which represented 55% of its total capitalization.  Of such total debt, approximately $205 million, or all of the Company’s outstanding senior debt, was secured.  Furthermore, an additional $72.5 million (net of $2.5 million in outstanding letters of credit) in loans available under the Company’s Senior Credit Facility, subject to certain restrictive covenants, also would be secured, if drawn upon.  Of the $72.5 million available at December 31, 2006, $24.0 million was accessible after covenant restrictions and outstanding letters of credit.

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

Fluctuations in raw material costs or the unavailability of raw materials may adversely affect the Company’s profitability.

Intertape Polymer Group has historically been able to pass on significant raw material cost increases through price increases to its customers.  Nevertheless, the Company’s results of operations for individual quarters can and have been negatively impacted by raw material cost increases and decreases.  For example, during the last quarter of 2005, there was a sharp increase in raw material costs, especially polyethylene, due to damage to Gulf Coast refineries as a result of hurricanes.  Starting late in the first quarter of 2006 and throughout the second quarter, the Company had to reduce its selling prices for resin-based film products several times as a result of resin price decreases.  These fluctuations adversely affected the Company’s profitability.  As a result of raw material cost fluctuations, the Company has to either hold prices firm which results in a reduced market share or decrease prices which compresses the Company’s gross margins. The Company’s profitability in the future may be adversely affected due to continuing fluctuations in raw material prices.  Additionally, the Company relies on its suppliers for deliveries of raw materials.  If any of its suppliers were unable to deliver raw materials to the Company for an extended period of time, there is no assurance that the Company’s raw material requirements would be met by other suppliers on acceptable terms, or at all, which could have a material adverse effect on the Company’s results of operations.

The Company’s efforts to review strategic alternatives may or may not result in a transaction and disrupts normal management and business operations.

The Company has initiated a process to explore and evaluate various strategic and financial alternatives that may be available to enhance shareholder value.  This ongoing process disrupts normal management and business operations.  Further, as a result of the uncertainty created by these activities, key personnel may leave the Company.  To mitigate this risk the Company entered into retention compensation agreements with selected key personnel payable June 14, 2007.  There is no guarantee that a transaction will result from this process.

The Company is operating with an Interim Chief Executive Officer which may create an atmosphere of uncertainty within the Company, its customers, suppliers, and its employees.

Melbourne F. Yull, Intertape Polymer Group’s former Chief Executive Officer and Chairman retired following the Company’s annual shareholders’ meeting on June 14, 2006.  H. Dale McSween was subsequently appointed as the Company’s Interim Chief Executive Officer.  As a result of the Company’s continuing strategic alternatives process, the Company has suspended efforts to hire a CEO.  The foregoing may cause an atmosphere of uncertainty within the Company which may negatively impact the perception of the Company by its customers and/or suppliers, and which may affect the Company’s relationship with its employees.

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

The Company has customers and operations located outside the United States and Canada. In 2006, sales to customers located outside the United States and Canada represented approximately 5% of its sales. The Company’s international operations present it with a number of risks and challenges, including the effective marketing of the Company’s products in other countries; tariffs and other trade barriers; and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance.

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

The Company’s operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, United States (Federal, state and local) and Canadian (Federal, provincial and local) environmental laws applicable to the Company include statutes and regulations intended to impose certain obligations with respect to site contamination and to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties, as well as to prevent future soil and groundwater contamination; imposing national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; governing the handling, management, treatment, storage and disposal of hazardous wastes and substances; and regulating the discharge of pollutants into waterways.

The Company’s use of hazardous substances in its manufacturing processes and the generation of hazardous wastes not only by the Company, but by prior occupants of its facilities suggest that hazardous substances may be present at or near certain of the Company’s facilities or may come to be located there in the future. Consequently, the Company is required to monitor closely its compliance under all the various environmental laws and regulations applicable to it. In addition, the Company arranges for the off-site disposal of hazardous substances generated in the ordinary course of its business.

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

Except as described below, the Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations and that it has obtained, and is in material compliance with, all material permits required under environmental laws. The Company is currently remediating contamination at its Columbia, South Carolina plant.  As a result of the acquisition of all of the shares of Flexia, the Company has inherited limited soil contamination resulting from historical activities at Flexia’s facility located in Trois-Rivières (formerly the city of Cap-de-la-Madeleine), Québec.  The Company received a letter from the Ministry of Sustainable Development, Environment and Parks confirming that the activities carried out at the Trois-Rivières facility at the time the Company closed the facility were not activities designated under the Land Protection and Rehabilitation Regulation, thus no remediation was necessary at the facility as a result of ceasing its activities.  The Company has completed remediation activities at its Marysville, Michigan facility and has requested final approval of the remediation from the State of Michigan.  In addition, although certain of the Company’s facilities emit toluene and other pollutants into the air, these emissions are within current permitted limitations.  The Company believes that these emissions from its U.S. facilities will meet the applicable future federal Maximum Available Control Technology ("MACT") requirements, although additional testing or modifications at the facilities may be required.  Currently, the Company estimates the cost of additional testing or modification at the facilities to comply with MACT requirements will be less than $350 thousand in 2007.  The Company believes that the ultimate resolution of these matters should not have a material adverse effect on its financial condition or results of operations.

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

Acquisitions have been a substantial part of the Company’s growth strategy, which could expose it to significant business risks.

An important aspect of Intertape Polymer Group’s business strategy was to make strategic acquisitions that would complement its existing products, expand its customer base and markets, improve distribution efficiencies and enhance its technological capabilities. Financial risks from these acquisitions include the use of the Company’s cash resources and incurring additional debt and liabilities. Further, there are possible operational risks including difficulties in assimilating and integrating the operations, products, technology, information systems and personnel of acquired companies; the loss of key personnel of acquired entities; the entry into markets in which the Company has no or limited prior experience; and difficulties honoring commitments made to customers of the acquired companies prior to the acquisition. The failure to adequately address these risks could adversely affect the Company’s business.

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

Intertape Polymer Group has a Shareholder Protection Rights Plan (the “Plan”) which will remain in effect through the date immediately following the date of the Company’s 2009 annual shareholders’ meeting.  The effect of the Plan is to currently require anyone who seeks to acquire 20% or more of Intertape Polymer Group’s voting shares to make a bid complying with specific provisions of the Plan.  Thus, the provisions of the Plan could prevent or delay the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise, in which shareholders might receive a premium over the then current market price of the Company’s common shares.

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

Item 6.

 Dividends

The Company has no written policy for the payment of dividends.  So long as the payment would not result in a violation of the Company’s covenants with its lenders and noteholders, there are no other restrictions that would prevent the Company from paying dividends.  However, the Company has not paid dividends in the past three years and has no current intention to pay dividends in the upcoming fiscal year.  For details regarding the Company’s covenants with its lenders and noteholders please refer to the Registration Statement filed on www.sedar.com in Canada and www.sec.gov in the U.S. on October 26, 2004 as Registration No. 333-119982, as amended.

Item 7.

 General Description of Capital Structure

7.1

General Description of Capital Structure

Intertape Polymer Group has authorized an unlimited number of voting common shares without par value.  The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution.  The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares.  As of December 31, 2006, there were 40,986,940 issued and outstanding common shares and no issued and outstanding preferred shares of the Company. As of March 19, 2007, there were 40,986,940 issued and outstanding common shares of the Company.  No preferred shares of the Company are issued and outstanding.

7.2

Ratings

Intertape Polymer US Inc., a finance subsidiary of Intertape Polymer Group, has issued, in the aggregate, $125 million Senior Subordinate Notes that bear interest at 8-½% per annum and that will mature August 1, 2014.

Moody Investor Service, Inc. (“Moody”) last rated the Senior Subordinate Notes on March 26, 2007 and rated them Caa2, negative outlook, and placed the rating under review.  Standard & Poor’s (“S&P”) last rated the Senior Subordinated Notes on November 20, 2006 and rated them CCC/Watch, negative.

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

Pursuant to Moody’s rating system, notes which are rated Caa are considered to be of poor standing and are subject to a very high credit risk.  Moody appends numerical modifiers from 1 to 3 on its long-term debt ratings which indicate where the obligation ranks in its rating category, with 1 being the highest.  Moody’s outlook is its assessment regarding the likely direction of the ratings over the medium term, 18 to 36 months.  Moody’s rating action reflects the Company’s financial performance in 2006 and concern over its ability to meaningfully improve credit metrics over the intermediate term.  The negative outlook reflects the limited room under financial covenants in its secured facilities and the lack of definitive information with respect to the CEO succession plan or the outcome of the Board’s review process concerning various strategic and financial alternatives.

According to the S&P rating system, debt securities rated CCC are judged to be vulnerable to nonpayment, and are dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.  In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.  CreditWatch highlights the potential direction of a short- or long-term rating.  It focuses on identifiable events and short-term trends that cause ratings to be placed under special surveillance by S&P’s analytical staff.  These may include mergers, recapitalizations, voter referendums, regulatory action, or anticipated operating developments.  Ratings appear on CreditWatch when such an event or a deviation from an expected trend occurs and additional information is necessary to evaluate the current rating.  A listing, however, does not mean a rating change is inevitable, and whenever possible, a range of alternative ratings will be shown.  CreditWatch is not intended to include all ratings under review, and rating changes may occur without the ratings having first appeared on CreditWatch.  The “negative” means a rating may be lowered.

Item 8.

 Market for Securities

8.1

Trading Prices and Volume on the Toronto Stock Exchange

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol “ITP”.  Set forth below is the price range and volume traded on the Toronto Stock Exchange for each month of 2006.

Month	Price Range (CDN$)	Total Volume Traded
January	$9.44 – 10.40	1,137,200
February	9.26 – 10.00	734,900
March	9.47 – 10.10	2,281,100
April	9.53 – 10.44	1,029,200
May	6.74 – 9.92	1,268,300
June	7.25 – 7.87	2,499,000
July	7.04 – 7.89	1,287,100
August	7.30 – 7.95	549,300
September	7.46 – 9.18	1,011,700
October	5.53 – 8.46	2,312,900
November	5.61 – 6.75	1,171,100
December	4.63 – 6.19	1,970,300

8.2

Trading Prices and Volume on the New York Stock Exchange

The Company’s common shares are also traded on the New York Stock Exchange under the symbol “ITP”.  Set forth below is the price range and volume traded on the New York Stock Exchange for each month of 2006:

Month	Price Range (US$)	Total Volume Traded
January	$8.19 – 9.01	1,260,500
February	8.07 – 8.75	1,166,300
March	8.17 – 8.70	2,752,900
April	8.39 – 9.20	2,833,500
May	5.99 – 8.89	2,237,000
June	6.45 – 7.14	1,356,500
July	6.27 – 7.04	1,376,600
August	6.49 – 7.04	1,203,100
September	6.66 – 8.16	1,288,100
October	4.95 – 7.61	1,978,500
November	4.90 – 5.95	1,743,700
December	4.01 – 5.30	2,669,300

Item 9.

 Escrowed Securities

None of the Company’s common shares are currently held in escrow.

Item 10. Directors and Officers

The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the date upon which each Director was first elected.  Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting.  The next annual shareholders’ meeting is scheduled to be held on June 26, 2007, at which time the current term of each Director will expire.  It is contemplated that each Director will be nominated for re-election at the upcoming annual meeting, except for John Richardson who is not standing for re-election.

Name and City of Residence	Position and Occupation	First Year as Director
Michael L. Richards Westmount, Quebec	Director, Chairman of the Board Attorney, Senior Partner, Stikeman Elliott LLP	1989

Ben J. Davenport, Jr. Chatham, Virginia	Director CEO, Chatham Oil Company, a distributor of oil, gasoline and propane; Chairman & CEO, First Piedmont Corporation, a waste hauling business	1994
L. Robbie Shaw Halifax, Nova Scotia	Director President, IWK Health Centre Foundation Former Vice President, Nova Scotia Community College	1994
Gordon R. Cunningham Toronto, Ontario	Director President, Cumberland Private Wealth Management Inc., a discretionary investment management firm	1998
John E. Richardson, C.A. Toronto, Ontario	Director Chairman, Ontario Pension Board; Chairman, Boiler Inspection and Insurance Company of Canada; Director, Research in Motion; Trustee, Armtec Limited Income Trust; Trustee, Resolve Business Outsourcing Income Fund; former Deputy Chairman of London Insurance Group Inc.; former Chairman, President and CEO of Wellington Insurance Co.; former President of Great Lakes Power; former senior partner of Clarkson Gordon & Co. (now Ernst &Young)	2005
Thomas E. Costello Longboat Key, Florida	Director Former CEO of xpedx , a subsidiary of International Paper Company, from 1991 to 2002 (Since Retired)	2002
H. Dale McSween Sarasota, Florida	Director Interim Chief Executive Officer, Secretary since June, 2006; President ECP Division since 2005; President, Distribution Products 1999 to 2005	2006

The following table sets forth the name, residence and position of each executive officer of the Company as of the date hereof, as well as the date upon which each executive officer was first elected:

Name and City of Residence	Position and Occupation	First Elected To Office
H. Dale McSween Sarasota, Florida	Interim Chief Executive Officer, Secretary	2006
	President, ECP Division	2005
Andrew M. Archibald, C.A. Sarasota, Florida	Chief Financial Officer	1995
Burgess H. Hildreth Sarasota, Florida	Vice President, Human Resources	1998
Gregory A. Yull Sarasota, Florida	President, Distribution Products	2005

Jim Bob Carpenter Sarasota, Florida	Executive Vice President, Global Sourcing	2004
Victor DiTommaso, CPA Sarasota, Florida	Vice President, Finance	2003
	Treasurer	2005

The principal occupations of each executive officer for the last five (5) years is as follows:

H. Dale McSween was appointed Interim Chief Executive Officer in May 2006 while concurrently serving as President of ECP Division, having been appointed that position in October 2005.  He was Executive Vice President, Operations and Supply Chain since January 2005 and President, Distribution Products, from December 1999 to January 2005.  Prior to that, he was the Chief Operations Officer from 1995 to 1999 and from 1990 to 1995, he served as Vice President/General Manager of the Woven Products Division (ECP).

Andrew M. Archibald has been Chief Financial Officer since May 1995.  He was Vice President Administration and Secretary from May 1995 through January 2005.  He was Vice President Finance from May 1995, to January 15, 1999.  Prior thereto he served as Vice-President, Finance and Secretary of the Company since 1989.

Burgess H. Hildreth has been Vice President, Human Resources, since October, 1998.  Prior to that he had been the Vice President Administration of Anchor Continental, Inc. since June, 1996.

Gregory A. Yull was appointed President, Distribution Products (Tapes & Films), in October, 2005.  Prior to that he served as Executive Vice President, Industrial Business Unit (for tapes and films) since November 2004, and prior to that was President, Film Products, since June, 1999.  Prior to that he was Products Manager - Films since 1995.

Jim Bob Carpenter was appointed Executive Vice President, Global Sourcing in January, 2005.  Prior to that he served as the President, Woven Products (now ECP), since 1998 and prior to that, he was the General Manager of Polypropylene Resin Division of Fina Oil & Chemical Co.

Victor DiTommaso was appointed Vice President, Finance on April 24, 2003.  He was also appointed Treasurer on May 25, 2005.  Prior to that he had served as the Senior Vice President of Information Technology of Walls Industries, Inc. since July, 2000, and Senior Vice President of Finance since July, 1998.

As of March 19, 2007, the directors and executive officers of the Company as a group owned beneficially, directly or indirectly, or exercised control or direction over, 317,382 common shares, representing approximately 0.8% of all common shares outstanding.  In addition, the directors and executive officers as a group have 1,455,208 options to purchase common shares of the Company.

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

The Nominating & Governance Committee is composed of all of the members of the Board, the majority of whom are unrelated directors (as such term is defined in the Toronto Stock Exchange Company Manual).

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

Prior to July 31, 2002, the Company made certain interest-free loans payable on demand to certain of its directors and officers.  The balances of such loans as of March 30, 2007, are set forth in the table below:

Name and Principal Position	Loan Balance as of March 30, 2007
G. A. Yull President - Film Products	US$107,500.00
H. D. McSween President - Distribution Products	US$26,676.00

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

Item 14. Material Contracts

The following is a description of the material contracts that are currently in effect regardless of when they were initially entered into by Intertape Polymer Group, either directly or through one of its subsidiaries, and that are not in the ordinary course of the Company’s business:

•

an Employment Agreement dated June 30, 2006, as amended by Amendment dated March 22, 2007, between Intertape Polymer Corp. (successor by merger to Intertape Polymer Management Corp.), subsidiaries of Intertape Polymer Group, and Andrew M. Archibald, the principal terms of which are:  an annual salary of $294,500; a bonus equal to 50% of his annual salary upon transition of his duties as Chief Financial Officer; and $1,000,000 payable over twenty-four months commencing thirty days after termination of his employment.

•

an Employment Agreement dated August 2, 2006, between Intertape Polymer Corp. (successor by merger to Intertape Polymer Management Corp.), subsidiaries of Intertape Polymer Group, and Gregory A. Yull, the principal terms of which are:  an annual salary of $340,000; upon termination employee shall continue to receive his annual salary for twenty-four months plus an amount not to be less than his average bonus percentage for the years 2005 and 2006, but in no event, when combined with the salary payments, more than $952,000 in the aggregate.

•

an Amended and Restated Shareholder Protection Rights Plan Agreement adopted by the shareholders of the Company on June 11, 2003, amending and restating the Shareholder Protection Rights Plan originally entered into on August 24, 1993, as first amended on May 21, 1998.  The 2003 Amended and Restated Plan, among other things, extended the Plan through the date immediately following the date of the Company’s 2006 annual Shareholders’ meeting.  The 2009 Amended and Restated Plan extended the Plan through the date immediately following the date of the Company’s 2009 annual shareholders’ meeting.

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

•

a Credit Agreement dated as of July 28, 2004, as amended by First Amendment dated as of December 17, 2004, Second Amendment dated September 26, 2005, Third Amendment dated as of June 28, 2006, and Fourth Amendment dated as of November 7, 2006, among the Company and certain of its subsidiaries, the Lenders referred to therein, Citigroup Global Markets Inc., as Sole Lead Arranger and Sole Bookrunner, Citicorp North America, Inc., as Administrative Agent, The Toronto-Dominion Bank, as Syndication Agent, and Comerica Bank and HSBC Bank USA, National Association, as Co-Documentation Agents.  The Credit Agreement represents the Senior Secured Credit Facility entered into by the Company and its subsidiaries.  The initial funding under the new Senior Secured Credit Facility occurred on August 4, 2004.  The Company’s Senior Secured Credit Facility consists of a US$200.0 million seven-year delayed draw Term B facility to be made available in U.S. Dollars; a US$65.0 million five-year revolving credit facility to be made available in U.S. Dollars; and a US$10.0 million five-year revolving credit facility to be made available in Canadian Dollars.  The Company and substantially all of its subsidiaries guaranteed the Senior Secured Credit Facility.  Further, the Senior Secured Credit Facility is secured by a first priority perfected security interest in substantially all tangible and intangible assets of the Company and its subsidiaries.

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

Item 15. Experts

15.1

Name of Experts

The following are the names of each person or company who has prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing made by Intertape Polymer Group during 2006:

Raymond Chabot Grant Thornton LLP; Montreal, Quebec

Ernst & Young; Montreal, Quebec

Avalon Actuarial Consulting Inc.; Toronto, Ontario

15.2

Interests of Experts

None of the experts set forth in Item 15.1 above directly or indirectly, held at the time their statement, report or valuation was prepared; received after their statement, report or valuation was prepared; or shall receive, any registered or beneficial interest in any securities or other property of Intertape Polymer Group or any of its subsidiaries.

Item 16. Additional Information

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular for its most recent annual meeting of security holders that involved the election of directors.  Additional financial information is provided in the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for the fiscal year ended December 31, 2006.  All of this information, as well as additional information, may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 17. Audit Committee  (The following information is required to be included herein pursuant to Canadian Form 52-110F1.)

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

17.5

External Auditor Service Fees

The following table sets forth the fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, Intertape Polymer Group’s principal auditor, for the fiscal years ended December 31, 2006 and December 31, 2005:

	Year ended December 31,
	2006	2005
Audit Fees	US$1,615,392	US$891,985
Audit-Related Fees	$64,559
Tax Fees	$227,059	89,762
All Other Fees		3,935
Total Fees	$1,907,010	$985,682

Audit Fees.  Audit fees were for professional services rendered for the audits of Intertape Polymer Group’s consolidated financial statements, assisting its Audit Committee in discharging its responsibilities for the review of the Company’s interim consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as comfort letters, consents and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.  The audit fees also include professional services rendered in connection with the proposed Canadian Income Trust of US$768,830.

Audit-Related Fees.  Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of Intertape Polymer Group’s consolidated financial statements and are not reported under Audit Fees above.  These services included consultations concerning financial accounting and reporting standards, as well as due diligence services.

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

Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR 2006 AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(SEE SEPARATE DOCUMENT)

Exhibit 3

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We have issued our report dated March 17, 2007, accompanying the consolidated financial statements included in the Annual Report of Intertape Polymer Group Inc. on Form 40-F for the year ended December 31, 2006.  We consent to the use of the aforementioned report in the Form 40-F, and to the use of our name as it appears under the caption “Experts.”

/s/ Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Canada

April 2, 2007

Exhibit 4

CERTIFICATIONS

I, H. Dale McSween, Interim Chief Executive Officer of Intertape Polymer Group Inc., certify that:

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

b.

Designed such internal control over financing reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date:  April 2, 2007

/s/ H. Dale McSween

H. Dale McSween, Interim Chief

Executive Officer

I, Andrew M. Archibald, Chief Financial Officer of Intertape Polymer Group Inc., certify that:

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

b.

Designed such internal control over financing reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

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

Date:  April 2, 2007

/s/ Andrew M. Archibald

Andrew M. Archibald, C.A.,

Chief Financial Officer

Exhibit 5

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT

TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

The undersigned, H. Dale McSween, Interim Chief Executive Officer, and Andrew M. Archibald, C.A., Chief Financial Officer, hereby certify that this report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in this report fairly presents in all material respects the financial condition and results of operations of Intertape Polymer Group Inc. as of and for the periods presented in this report.

Date: April 2, 2007

/s/ H. Dale McSween

H. Dale McSween,

Interim Chief Executive Officer

Date: April 2, 2007

/s/ Andrew M. Archibald

Andrew M. Archibald, C.A.,

Chief Financial Officer

CERTIFIED EXTRACT OF RESOLUTIONS OF THE BOARD OF DIRECTORS

OF

INTERTAPE POLYMER GROUP INC.

ADOPTED ON APRIL 2, 2007

"APPROVAL OF ANNUAL INFORMATION FORM

WHEREAS the Chairman presented to the meeting a draft of an annual information form of the Corporation to be dated April 2, 2007.

WHEREAS the Chairman informed the meeting that the Corporation proposes to file the annual information form with the securities commissions and other appropriate regulatory authorities in each of the provinces and territories of Canada.

WHEREAS the Chairman informed the meeting that the Corporation proposes to file with the United States Securities and Exchange Commission an Annual Report on Form 40-F.

BE IT RESOLVED THAT:

1.

the annual information form ("AIF") of the Corporation to be dated April 2, 2007, substantially in the form of the document presented to this meeting, be and the same is hereby approved, subject to such additions, deletions and changes therein as may be consented to by any one director or officer of the Corporation;

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

4.

the Corporation be and it is hereby authorized to file with the United States Securities and Exchange Commission an Annual Report on Form 40-F (the "Form 40-F") covering the Corporation's fiscal year ended December 31, 2006, such Form 40-F to be substantially in the form of the draft presented to the Board of Directors, and which includes the AIF as an exhibit thereto, together with such changes or modifications as may be deemed necessary or appropriate by any director or officer of the Corporation with and upon the advice of counsel, and any director or officer of the Corporation be, and he is, hereby authorized, empowered and directed to execute in the name and on behalf of the

Corporation, to procure all other necessary signatures to, and to file with the United States Securities and Exchange Commission, the Form 40-F and any all amendments or supplements thereto;

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

I, the undersigned, H. Dale McSween, Chief Executive Officer and Secretary of Intertape Polymer Group Inc., hereby certify that the foregoing resolutions were duly adopted by the Board of Directors of Intertape Polymer Group Inc. on April 2, 2007 and that the said resolutions are, as of the date hereof, in full force and effect and have not been amended.

IN WITNESS WHEREOF, I HAVE SIGNED in, Bradenton, Florida, this 2nd day of April, 2007.

/s/ H. Dale McSween

H. Dale McSween,

Chief Executive Officer and Secretary

68