Form 40-F
period 2007-12-31
INTERTAPE POLYMER GROUP INC
filed 2008-03-31
CIK 880224

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2007

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

The number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 2007 is:

58,966,348 Common Shares

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

Controls and Procedures

Disclosure Controls and Procedures.  Intertape Polymer Group Inc. maintains disclosure controls and procedures designed to ensure not only that information required to be disclosed in its reports filed under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, but also that information required to be disclosed by Intertape Polymer Group Inc. is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  Based on the annual evaluation made by management as of December 31, 2007 of Intertape Polymer Group Inc.’s disclosure controls and procedures, with the participation of the principal executive officer and principal financial officer, the principal executive officer and principal financial officer have concluded that Intertape Polymer Group Inc.’s disclosure controls and procedures were adequate and effective to accomplish the purposes for which they were designed.

Management’s Annual Report on Internal Control Over Financial Reporting.  Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation of accounting principles generally accepted in the United States of America.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 based on the criteria etablished in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2007 based on those criteria.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2007 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s independent auditors.

Independent Auditors’ Report on Internal Control over Financial Reporting.  The independent auditors’ report on internal control over financial reporting is included in the “Independent Auditors’ Report on Internal Control Over Financial Reporting” that accompanies the Company’s Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2007, filed as a part of this Annual Report on Form 40-F.

Changes in Internal Control Over Financial Reporting.  There have been no changes in Intertape Polymer Group Inc.’s internal controls over financial reporting that occurred during 2007 that has materially affected, or is reasonably likely to materially affect, Intertape Polymer Group Inc.’s internal control over financial reporting.

Blackout Period Notices

During 2007, Intertape Polymer Group Inc. was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.  Intertape Polymer Group Inc.’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which Intertape Polymer Group Inc.’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

Audit Committee Financial Expert

The Board of Directors of Intertape Polymer Group Inc. has determined that it has at least one audit committee financial expert serving on its audit committee.  Mr. George J. Bunze, having been the Chief Financial Officer of Kruger Inc., and having the attributes set forth in Paragraph 8(b) of General Instruction B to Form 40-F, has been determined to be an audit committee financial expert.  Further, Mr. Bunze is “independent” as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Intertape Polymer Group Inc.

The Securities and Exchange Commission has stated that the designation of Mr. Bunze as an audit committee financial expert does not make him an “expert” for any purpose, including, without limitation, for purposes of Section 11 of the Securities Act of 1933.  Further, such designation does not impose any duties, obligations or liability on Mr. Bunze greater than those imposed on members of the audit committee and Board of Directors not designated as an audit committee financial expert, nor does it affect the duties, obligations or liability of any other member of the audit committee or Board of Directors.

Code of Ethics

Intertape Polymer Group Inc. has adopted a code of ethics entitled “Intertape Polymer Group Inc. Code of Business Conduct and Ethics”, which is applicable to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and all persons performing similar functions.  During the 2007 fiscal year, Intertape Polymer Group Inc. did not amend its Code of Business Conduct and Ethics and did not grant a waiver from any provision of its Code of Business Conduct and Ethics.  Intertape Polymer Group Inc. will provide, without charge, to any person upon written or oral request, a copy of its Code of Business Conduct and Ethics.  Requests should be directed to Burgess H. Hildreth, Intertape Polymer Group Inc., 3647 Cortez Road West, Bradenton, Florida 34210.  Mr. Hildreth may be reached by telephone at (941) 739-7500.

Principal Accountant Fees and Services

A table setting forth the fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, Intertape Polymer Group’s principal accountant, for the fiscal years ended December 31, 2007 and December 31, 2006, is set forth in Item 17.5 of Intertape Polymer Group’s Annual Information Form attached hereto as Exhibit 1.

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

Off-Balance Sheet Arrangements

Through June 2005, Intertape Polymer Group Inc. maintained no off-balance sheet arrangements, except for certain letters of credit issued and outstanding.  As of December 31, 2007 and 2006, the Company had $2.1 million and $2.5 million, respectively, of outstanding letters of credit, which decrease the available balance under the Company’s credit facility.  In June 2005, Intertape Polymer Group Inc. entered into an interest rate swap agreement for a notional principal amount of $50.0 million maturing in June 2010.  In July 2005, Intertape Polymer Group Inc. entered into a second interest rate swap agreement for a notional principal amount of $25.0 million maturing in July 2010.  Under the terms of these interest rate swap agreements, the Company received, on a quarterly basis, a variable interest rate and paid a fixed interest rate of 4.27% and 4.29%, respectively, plus the premium of 4.00% (4.25% from August 8, 2007 through September 30, 2007, 2.75% from November 8, 2006 through August 7, 2006, and 2.25% prior to November 8, 2006 and in 2005) applicable on its term loan.  The increase in the premium rate was as a result of the November, 2006 Amendment to the Company’s Credit Agreement dated as of July 28, 2004, as amended, among the Company and certain of its subsidiaries, the Lender referred to therein, Citigroup Global Markets Inc., as sole Lead Arranger and Sole Bookrunner, Citicorp North American, Inc., an Administrative Agent, the Toronto-Dominion Bank, as Syndication Agent, and Comerica Bank and HSBC Bank USA, National Association, as Co-Documentation Agents.  As of December 31, 2007, the effective interest rate on $75,000,000 was 8.28%, (7.03% in 2006), and the effective interest rate on the excess was 9.16% (8.04% in 2006).

Intertape Polymer Group Inc., and certain of its subsidiaries refinanced its Senior Secured Credit Facility entering into a Loan and Security Agreement dated March 28, 2008 with certain financial institutions, as Lenders, Bank of America, N.A., as Agent, and Banc of America Securities LLC, as Sole Lead Arranger and Book Manager.  The initial funding under the new Senior Secured Credit Facility occurred on March 28, 2008.  The Company’s new Senior Secured Credit Facility is an asset-based revolving loan not to exceed $200,000,000.00 with interest thereon at the Canadian or U.S. prime rate announced by Bank of America from time to time, or at LIBOR, respectively, plus applicable margins, which are fixed at 1.75% through September 2008.  At closing Intertape Polymer Group had approximately $30 million of unused availability under the loan.  A complete description of the new Senior Secured Credit Facility is set forth in Section 3.2 of the Annual Information Form attached hereto as Exhibit 1.  In connection with the new Senior Secured Credit Facility, the interest rate swap agreements were terminated.  Intertape Polymer Group Inc. will not seek to enter into new interest rate swap agreements at this time but will continue to monitor the interest rate environment and may choose to enter into new interest rate swap agreements in the future as a means of hedging the interest rate risk on its floating rate debt.

Tabular Disclosure of Contractual Obligations

The information required by Paragraph (12) of General Instruction B to Form 40-F is located on Page 20 of Management’s Discussion and Analysis for 2007 attached hereto as Exhibit 2 and made a part hereof by this reference.

Identification of the Audit Committee

Intertape Polymer Group Inc. has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Audit Committee is comprised of three of the six directors of Intertape Polymer Group Inc.:  George J. Bunze, Allan Cohen, Ph.D., and Torsten A. Schermer.  For additional information with respect to the Company’s Audit Committee, see Item 17 of the Company’s Annual Information Form attached hereto as Exhibit 1.

Undertaking

Intertape Polymer Group Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises.

[SIGNATURE ON FOLLOWING PAGE]

Signature

Pursuant to the requirements of the Exchange Act, Intertape Polymer Group Inc. certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

INTERTAPE POLYMER GROUP INC.

(Registrant)

By:

/s/ Victor DiTommaso

(Signature)

Name:

Victor DiTommaso, CPA

Title:

Chief Financial Officer

Date: March 28, 2008

EXHIBIT INDEX

Exhibit No.	Description	Page No.
1	Annual Information Form dated March 28, 2008	9
2	Management’s Discussion and Analysis for 2007 Audited Annual Consolidated Financial Statements	2
3	Consent of Independent Registered Chartered Accountants	62
4	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002	63
5	Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002	67

EXHIBIT 1

Item 1.

INTERTAPE POLYMER GROUP INC.

ANNUAL INFORMATION FORM

For the Year ended December 31, 2007

Dated: March 28, 2008

INTERTAPE POLYMER GROUP INC.

ANNUAL INFORMATION FORM

Table of Contents

Page

Item 1.

Cover Page

9

Item 2.

Corporate Structure

12

2.1

Name, Address and Incorporation

12

2.2

Intercorporate Relationships

12

Item 3.

General Development of the Business

13

3.1

General Three Year History

13

3.2

Credit/Debt Information

17

3.3

Significant Acquisitions

18

Item 4.

Narrative Description of the Business

20

4.1

General

20

4.2

Products, Markets and Distribution

21

4.2.1

Tapes and Films Division

21

4.2.2

Engineered Coated Products Division

25

4.3

Sales and Marketing

26

4.3.1

Tapes and Films Division

26

4.3.2

Engineered Coated Products Division

27

4.4

Manufacturing and Quality Control

27

4.4.1

Tapes and Films Division

27

4.4.2

Engineered Coated Products Division

28

4.5

Equipment and Raw Materials

28

4.5.1

Tapes and Films Division

28

4.5.2

Engineered Coated Products Division

28

4.6

Research and Development and New Products

29

4.6.1

Tapes and Films Division

29

4.6.2

Engineered Coated Products Division

30

4.7

Trademarks and Patents

30

4.8

Competition

31

4.9

Environmental Regulation

31

4.10

Employees

33

Item 5.

Cautionary Statements and Risk Factors

33

5.1

Forward-Looking Statements

33

5.2

Risk Factors

34

Item 6.

Dividends

43

Item 7.

General Description of Capital Structure

44

7.1

General Description of Capital Structure

44

7.2

Ratings

44

Item 8.

Market For Securities

45

8.1

Trading Prices and Volume on the Toronto Stock Exchange

45

8.2

Trading Prices and Volume on the New York Stock Exchange

45

Item 9.

Escrowed Securities

46

Item 10.

Directors and Officers

46

Item 11.

Legal Proceedings

48

Item 12.

Interest of Management and Others in Material Transactions

49

Item 13.

Transfer Agents and Registrars

49

Item 14.

Material Contracts

49

Item 15.

Experts

53

15.1

Name of Experts

53

15.2

Interests of Experts

53

Item 16.

Additional Information

53

Item 17.

Audit Committee

54

17.1

Audit Committee Charter

54

17.2

Composition of the Audit Committee

54

17.3

Relevant Education and Experience

54

17.4

Pre-Approved Policies and Procedures

54

17.5

External Auditor Services Fees

55

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

Intertape Polymer Group’s corporate headquarters is located at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada  H4M 2X5 and the address of its registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec, Canada  H3B 4Y1, c/o Heenan Blaikie LLP.

2.2

Intercorporate Relationships

Intertape Polymer Group is a holding company which owns various operating companies in the United States and Canada.  ECP L.P., an Ontario partnership, is one of the two principal operating companies for the Company’s Engineered Coated Products Division in Canada.  Intertape Polymer Inc., incorporated under the Canada Business Corporations Act, is the principal operating company for the Company’s Tape and Films Division in Canada and one of the two principal operating companies for the Company’s Engineered Coated Products Division in Canada.  Intertape Polymer Corp., a Delaware corporation, is the principal operating company for the Company’s United States and international operations.

The table below lists for each of the subsidiaries of the Company their respective place of incorporation or constitution, as the case may be, and the percentage of voting securities beneficially owned or over which control or direction is exercised directly or indirectly by Intertape Polymer Group.  Certain subsidiaries, each of which represents not more than ten percent of consolidated assets and not more than ten percent of consolidated sales and operating revenues of the Company, and all of which, in the aggregate, represent not more than twenty percent of total consolidated assets and total consolidated sales and operating revenues of the Company at December 31, 2007, have been omitted.

Corporation	Place of Incorporation or Constitution	Percentage of Ownership or Control
Intertape Polymer Group Inc.	Canada	Parent
Intertape Polymer Inc.	Canada	100%
ECP GP II Inc.	Canada	100%
ECP L.P.	Province of Ontario	100%
Spuntech Fabrics Inc.*	Canada	100%
IPG Financial Services Inc.	Delaware	100%
Intertape Polymer Corp.	Delaware	100%
Intertape Woven Products Services S.A. de C.V.	Mexico	100%
IPG Holdings LP*	Delaware	100%
Polymer International Corp.*	Virginia	100%
IPG (US) Inc.	Delaware	100%
IPG (US) Holdings Inc.	Delaware	100%
Intertape Polymer US Inc.	Delaware	100%
Fibope Portuguesa-Filmes Biorientados S.A.	Portugal	100%

* Dormant

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

2004-2005

Beginning in 2004, the Company, along with the industry, experienced rising raw material costs. In 2005, not only was the Company, as well as the industry, faced again with rising raw material costs, certain key raw materials also became in short supply.  In the first half of 2005, the shortage was in synthetic rubber, an essential ingredient in the formulation of certain of the Company’s tape adhesives.  After two major hurricanes hit the Gulf Coast of Louisiana and Texas during the third quarter, prices for petroleum-based resins, which are key raw materials for several of the Company’s products, rose dramatically.  However, as a result of the creation of smaller business teams within the Company and a global sourcing group, the Company was able to manage the rising raw material costs through a series of timely sales price increases to its industrial and specialty distributors, and to a lesser extent, its retail customers, and was able to aggressively pursue and secure resin supplies from worldwide sources.

In December, 2005, the Company announced it was investigating the possibility of selling a portion of its interest in the combined engineered coated products operations and FIBC business through an initial public offering of the combined business using a Canadian Income Trust.  On May 24, 2006 the Company announced that it had indefinitely deferred the decision to proceed with this offering.

2006

On June 14, 2006, Mr. Melbourne F. Yull, the Company’s founder, Chairman and CEO retired.  Following Mr. Yull’s retirement, Mr. Michael Richards was elected as the non-executive Chairman of the Board and the Board of Director’s appointed Mr. Dale McSween as Interim CEO until such time as a successor to Mr. Yull was appointed.

During 2006, the Company was successful in reducing the amount of working capital required to run its business by $44 million as a result of reducing inventories and improving terms and collections in the area of accounts receivable. The Company also invested in manufacturing equipment and IT infrastructure to add capacity, improve productivity and to expand certain of its operations  The capital investment program for 2006 included adding three film lines for expanded production of heat shrinkable films and stretch wrap.  These lines were installed in the Danville, Virginia, Tremonton, Utah, and Porto, Portugal plants.  The Company also successfully improved inventory management through investment in third party inventory planning software.

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

Production from the Company’s Brighton, Colorado plant was shifted late in 2006 to the Company’s Danville, Virginia, and Richmond, Kentucky facilities.  This consolidation was made possible by productivity increases at the Danville, Virginia facility. Additionally in 2006, the Company transferred the production at its Cap-de-la Madeleine facility to its Brantford, Ontario facility. The consolidation of a large percentage of the Company’s paper packaging products provided a base for the Company’s investment in a ten color printing press for its Brantford, Ontario facility.

During 2006, TD Securities Inc. was engaged to work with management in order to carry out a detailed financial and operational review of the Company. In October 2006, the Board of Directors decided to explore what strategic alternatives may be available to the Company to enhance shareholder value.  TD Securities Inc. was also engaged to work with the Board and management in this strategic alternatives review process.

2007

As a result of the strategic review process commenced in 2006, the Board of Directors considered all available options and on May 2, 2007 announced that the Company had entered into an agreement for an indirect wholly-owned subsidiary of Littlejohn Fund III, L.P. to acquire all of Intertape Polymer Group’s outstanding common shares at a price of US$4.76 per share in cash (the “Arrangement”).  Including net debt outstanding, the total transaction value was approximately US$500 million.

A Dissident Proxy Circular dated June 18, 2007 was filed by 6789536 Canada Inc. and at the annual and special meeting of shareholders, the Arrangement was rejected by the shareholders of the Company by a vote of almost seventy percent.  In addition, the shareholders elected a new Board of Directors, which included the Company’s founder, Melbourne F. Yull, and a former director of the Company, Eric Baker, who was named Chairman.  Mr. Yull was named Executive Director.

On August 8, 2007, the Company successfully amended its Senior Secured Credit Facility to accommodate the costs of the strategic alternatives process in the calculation of its financial covenants.  The amendment reduced the maximum amount the Company could borrow under the Revolving Credit Facility from $75.0 million to $60.0 million and increased the loan margin under the entire Senior Secured Credit Facility, both the Term Loan B and the Revolving Credit Facility by 150 basis points to a range of 325 to 425 basis points determined by a pricing grid. Additionally, the Company paid an amendment fee to its lenders of approximately $2.3 million to be amortized over the remaining term of the related credit facilities.

In furtherance of the new Board’s plan to strengthen the financial position of Intertape Polymer Group, the Company made a rights offering to its shareholders.  Each shareholder of record at the close of business on August 23, 2007 was entitled to one right for every common share then held.  1.6 rights entitled the holder to purchase one common share of the Company at a price of CDN$3.61, or for subscribers resident in the United States, US$3.44.  In connection with the rights offering, Intertape Polymer Group also entered into Standby Purchase Agreements with three of its principal shareholders and four of its senior officers and one former officer, pursuant to which each agreed to exercise all of their rights and to purchase certain of the shares that were not otherwise subscribed for in the rights offering.  The Company raised total proceeds of approximately US$62.9 million in its rights offering and issued 17,969,388 common shares.  Intertape used the net proceeds of $60.9 million to reduce its Term Loan B bank debt.

On March 27, 2008 the Company successfully refinanced its existing Senior Secured Credit Facility (the “Facility”) with a $200.0 million Asset-Based Loan (“ABL”) entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment.  At closing, after repaying the remaining balance of the Facility, the Company had cash and undrawn revolver of approximately $39.0 million.  The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases.  The pricing grid ranges from 1.50% to 2.25%. However, through September 2008, the applicable loan margin is fixed at 1.75%.   Unlike the Facility, the ABL contains only one financial covenant, a fixed charge coverage ratio, which becomes effective only when unused availability drops below $25.0 million.  Under the refinancing agreement, the Company has 120 days from closing to secure financing on all or a portion of its owned real estate.  After that time, the remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, beyond the 120 days the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge of the ABL lenders subordinated to up to $35.0 million of real estate mortgage financing.  During the 120 day window in which the real estate is unencumbered, the Company is not subject to the fixed charge coverage ratio but also is prevented from accessing the last $15.0 million of unused availability under its borrowing base.  The Company expects to report a refinancing expense in the first quarter of 2008 for approximately $3.4 million comprised of the accelerated amortization of the debt issue expenses on the existing debt.  The Company also settled two interest rate swaps that the Company entered into in June and July 2005 hedging interest rates for its existing debt.  Among the advantages the Company expects from refinancing are lower interest costs and fewer financial covenants with which it must comply. The Company estimates that the lower loan margin on the ABL compared to the existing Senior Secured Credit Facility will reduce the Company’s interest expense by approximately $2.5 million annually.

The net loss for 2007 was $8.4 million compared to a net loss for 2006 of $166.7 million.  The net loss for 2007 includes $8.1 million of manufacturing facility closures, restructuring, strategic alternatives and other charges, compared to similar charges in 2006 of $76.1 million. The manufacturing facility closures, restructuring, strategic alternatives and other charges totalling $8.1 million including approximately $1.3 million in severance costs associated with the cost reduction initiatives announced by the Company in 2006 and $6.8 million in costs supporting the strategic alternatives process.

3.2

Credit/Debt Information

Indebtedness

In 2005, the Company’s indebtedness increased by $10.0 million due to the Company’s borrowing in connection with its acquisition of Flexia Corporation and Fib-Pak Industries, Inc.  This was offset by a reduction in long-term debt of $3.0 million in accordance with the Company’s debt amortization schedule.  In 2006, the Company reduced its long-term debt by an additional $2.9 million and its revolving credit facility by $15.6 million.

During 2007, the Company reduced its long term debt by $76.5 million.  The payments in 2007 included a $60.9 million reduction as a result of the application of the net proceeds of the shareholder rights offering and a $15.6 million principal payment from “2006 excess cash flow” as required under the Senior Secured Credit Facility.  As of December 31, 2007, the Company had no outstanding draws under its Revolving Credit Facility.

Credit Agreements and Notes

On July 28, 2004, the Company entered into a senior secured credit facility consisting of a US$200.0 million seven-year delayed draw Term Loan B facility, a US$65.0 million five-year revolving credit facility, and a US$10.0 million five-year revolving credit facility to be issued in Canadian dollars.  Further, on July 28, 2004, the Company completed an offering of US$125.0 million 8-½% Senior Subordinated Notes due 2014.

The credit agreement governing the senior secured credit facility and the indenture governing the outstanding Senior Subordinated Notes each contain restrictive covenants that, among other things, limited the Company’s ability to incur additional indebtedness, make restricted payments, make loans or advances to subsidiaries and other entities, invest in capital expenditures, sell its assets or declare dividends. In addition, under its Senior Secured Credit Facility, the Company was required to maintain certain financial ratios, including a maximum total leverage ratio, a minimum interest coverage ratio and a minimum fixed charge ratio.

During 2006, the Company amended its credit agreement on two occasions, the first being in the second quarter to obtain a waiver for certain non-recurring costs, and the second in the fourth quarter to amend the financial covenants in the agreements due to the changes in the Company’s business model.

In August, 2007, the Company amended its credit facilities to permit the add back of certain one-time charges incurred in connection with the proposed acquisition of all of the common shares of the Company by an indirectly wholly-owned subsidiary of Littlejohn Fund III, L.P., the strategic alternatives process.  The amendment also reduced the maximum amount the Company could borrow under the Revolving Credit Facility from $75 million to $60 million and increased the loan premium for both the Term B Loan and the Revolving Credit Facility by 150 basis points.

Intertape Polymer Group Inc. and certain of its subsidiaries refinanced its Senior Secured Credit Facility on March 28, 2008.  The Company’s new Senior Secured Credit Facility is an asset-based revolving loan not to exceed $200,000,000.00.  The credit facility is secured by a first priority security interest in substantially all of the tangible and intangible assets of, and is guaranteed by, the Company and substantially all of its U.S. and Canadian subsidiaries.  The proceeds from the refinancing were used to repay the Company’s existing bank credit facility, pay related make-whole premiums, accrued interest and transaction fees and provide cash for general working capital purposes.  The Company’s outstanding Senior Subordinated Notes remain outstanding.

For additional information regarding the Company’s new Senior Secured Credit Facility and Senior Subordinated Notes, see Item 14, “Material Contracts”.

3.3

Significant Acquisitions

While the Company made no acquisitions in 2007, historically acquisitions have played a significant role in the Company’s strategy for growth and entry into new product markets.

The Company’s most recent acquisition was closed on October 5, 2005, when Intertape Polymer Group’s wholly owned subsidiary, Intertape Polymer Inc., for an aggregate consideration of approximately $30.0 million (after purchase price adjustments which occurred in 2006), acquired all of the issued and outstanding shares of Flexia Corporation Ltd., being the body corporate that resulted from the amalgamation of Flexia Corporation and Fib-Pak Industries, Inc. These companies produce a wide range of engineered coated and laminated products, and polypropylene fabrics, and this production was complementary to the Company’s existing coated products business based in Truro, Nova Scotia, as well as its FIBC business. The Company believes that this acquisition increased its market share in certain product groups and provided the Company with an enhanced geographic proximity to its customers and suppliers.

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

The Company has two operating segments that are reportable segments as those terms are used in the Canadian Institute of Chartered Accountants Handbook, Tapes and Films and Engineered Coated Products.

4.2

Products, Markets and Distribution

4.2.1

Tapes and Films Division

The Company manufactures a variety of specialized polyolefin plastic and paper based products, as well as complementary packaging systems for use in industrial and retail applications. These products include Intertape® pressure sensitive and Central™ water-activated carton sealing tapes; industrial and performance specialty tapes including paper, duct, electrical and reinforced filament tapes; Exlfilm® shrink film and StretchFLEX® stretch wrap.  The Company’s products are manufactured and sold under the Intertape® family of brands to industrial distributors, retailers and to third parties under private brands.  For the years ending December 31, 2007, and December 31, 2006, tapes and films accounted for 79% and 77%, respectively, of the Company’s sales.

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

Water Activated Tape

Water-activated carton sealing tape is typically manufactured using a filament reinforced kraft paper substrate and a starch based adhesive that is activated by water. Water-activated tape is used primarily in applications where a strong mechanical bond or tamper evidence is required. Typical end-use markets include fulfillment centers, mail order operations, furniture manufacturers and the apparel industry.  Primary competitors are The Crowell Corp. and Holland Manufacturing Co. Inc.

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

4.2.2

Engineered Coated Products Division

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

The Company’s engineered coated products are categorized in six markets:  (A) Building and Construction, (B) Agro-Environmental, (C) Consumer Packaging, (D) Specialty Fabrics, (E) Industrial Packaging, and (F) FIBCs.  For the years ended December 31, 2007 and December 31, 2006, engineered coated products accounted for 21% and 23%, respectively, of the Company’s sales.

A.

Building and Construction Products

The Company’s building and construction product group includes protective wrap for kiln dried lumber and a variety of other membrane barrier products such as house wrap, window and door flashing and insulation facing, which are used directly in residential and commercial construction.  The Company also supplies packaging over-wrap sleeves for unitizing multiple bags of fiberglass insulation.    Intertape’s lumber wrap is used to package, unitize, protect and brand lumber during transportation and storage. The product is available in polyethylene or polypropylene coated fabrics and polyethylene films printed to customer specifications.  Lumber wrap is produced at the Company’s plants in Langley, British Columbia; Brantford, Ontario; and Truro, Nova Scotia.  Primary competitors of the Company for this product range include Interwrap, Inc., Fabrene Inc., Mai Weave LLC and, at the low end of the product range, producers from China and Korea.

B.

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

NovaShield™ Membrane Structure Fabrics

NovaShield™ is a lightweight, wide-width, and durable polyolefin fabric used as the outer skin layer for flexible membrane structures.  The introduction and continuous improvement of the NovaShield™ fabric in the membrane structure market enabled membrane structure manufacturers to expand the use of this product beyond agricultural applications such as agriculture barns into larger structures for human occupancy such as amphitheaters, recreational facilities, trade show pavilions, aircraft hangers, and casinos.  Developments in the product line include the patented stacked weave, and AmorKote™ coatings. The Company sells the NovaShield™ fabrics to membrane structure manufacturers who design, fabricate, and install the structures.  The Company’s main competitor is Fabrene Inc. and a number of polyvinyl chloride producers.  The Company produces these products primarily at its plant in Truro, Nova Scotia.

AquaMaster® Geomembrane Fabrics

The Company’s AquaMaster® line of geomembrane fabrics is used as an irrigation canal liner, golf course and aquascape pond liners, and in aquaculture operations.  Primary competitors of the Company for this product include Gundle/SLT Environmental, Inc., Poly-America LP and Firestone Building Products.

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

C.

Consumer Packaging Products

The Company’s consumer packaging products include ream wrap, form, fill & seal packaging, deli wrap, and other coated and laminated products.

The Company competes with a number of local and multinational companies in this market. These products are primarily produced at the Company’s plants in Brantford, Ontario and Langley, British Columbia.

D.

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

E.

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

F.

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

4.3

Sales and Marketing

4.3.1

Tapes and Films Division

As of December 31, 2007, the Company’s Tapes and Films Division had a sales force of 81 personnel.  The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts.  The Company’s customer base for tapes and films is diverse, with no single customer accounting for more than 5% of total sales in 2007.  Sales of tapes and films from facilities located in the United States and Canada accounted for approximately 95% and 5% of total tapes and films sales, respectively, in 2007; 95% and 5% in 2006, and 95% and 5% in 2005.  Export sales of tapes and films represented 3% of the Company’s total tapes and film sales in 2007 and 2% in 2006 and 2005.

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

4.3.2

Engineered Coated Products Division

As of December 31, 2007, the Company’s Engineered Coated Products Division had 17 sales personnel, including  manufacturer representatives.  The Company’s marketing strategy includes participation in industry trade shows and trade advertising.  The Company’s customer base for engineered coated products is diverse, with no single customer accounting for more than 7% of total sales in 2007.  Sales of engineered coated products from facilities located in the United States and Canada accounted for approximately 100% of total engineered coated products sales, in 2007, 94% in 2006, and 88% in 2005.  Export sales of engineered coated products represented 6% of total sales in 2006 and 12% of sales in 2005.

The Company’s engineered coated products are primarily sold directly to end-users. The Company offers a line of lumberwrap, FIBCs, and specialty fabrics manufactured from plastic resins. The Company’s engineered coated products are marketed throughout North America.

4.4

Manufacturing and Quality Control

Intertape Polymer Group’s philosophy is to manufacture those products that are efficient for it from a cost and customer-service perspective. In cases in which the Company manufactures its own products, the Company seeks to do so utilizing the lowest cost raw material and add value to such products by vertical integration.

The Company maintains at each of its manufacturing facilities in both segments a quality control laboratory and a process control program on a 24-hour basis to monitor the quality of all packaging and engineered fabric products it manufactures.  At the end of 2007, ten of the Company’s plants were certified under the ISO-9001:2000 quality standards program.

4.4.1

Tapes and Films Division

The majority of the Company’s products are manufactured through a process which starts with a variety of polyolefin resins which are extruded into film for further processing. Wide width biaxially oriented polypropylene film is extruded in the Company’s facilities and this film is then coated in high-speed equipment with in-house-produced or purchased adhesives and cut to various widths and lengths for carton sealing tape. The same basic process applies for reinforced filament tape, which also uses polypropylene film and adhesive but has fiberglass strands inserted between the layers. Specific markets demand different adhesives and the Company compounds natural rubber, “hot melt,” and water-activated adhesives to respond to its customer demands. Masking tapes utilize the same process with paper as the coating substrate. Duct tapes utilize a similar process with polyethylene coated cloth.

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

4.4.2

Engineered Coated Products Division

Coated fabrics are manufactured in a multi step operation comprised of slit filament extrusion, traditional scrim manufacturing, coating and laminating and finishing or converting processes. Conversion and value-added processes consist of slit tape extrusion, weaving extrusion coating, slitting, rewinding, printing and converting materials into finished products.

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

4.5.1

Tapes and Films Division

The major raw materials purchased for our tape products are polypropylene resin, synthetic rubber, hydrocarbon resin, and paper (crepe and kraft).  The resins and synthetic rubber are generated from petrochemicals which are by products of crude oil and natural gas.  Almost all of these products are sourced from North American manufacturers. The paper products are produced by North American paper manufacturers and are derived from the North American pulp and paper industry.

There is a slight delay in passing price increases of these products on to our customers, but the costs are eventually passed through.

The major raw material used in our film products is polyethylene resin.  Polyethylene is a derivative of crude oil and/or natural gas petrochemical by products.  Price increases in polyethylene are normally passed on to our stretch film customers within a month of implementation of a price increase.

4.5.2

Engineered Coated Products Division

The major raw materials used to produce our engineered coated products are polyethylene and polypropylene resins.  Both of these products are petrochemical based products derived from crude oil and/or natural gas.  There is normally a slight delay in passing on price increases in these raw materials to our ECP customers.  These products are predominantly sourced from North American petrochemical manufacturers.

4.6

Research and Development and New Products

Intertape Polymer Group’s strategy is to create growth opportunities through enhancements of existing products and the introduction of new products.  The Company’s research and development efforts continue to focus on new products, technology developments, new product processes and formulations.

4.6.1

Tapes and Films Division

In 2007, the research and development group for tape products focused on developing products targeting consumer markets.  Specifically, masking products for paint contractors and do-it-yourself (DIY) segments, and superior-strength duct tapes for hardware segments.

During 2007, the Company introduced Fortress™ film to the stretch film market, a new lightweight, high stiffness blown film hand wrap film that has shown excellent performance in the market.  Using unique raw material combinations, this new hand wrap film has shown superior load retention and pallet performance.

In 2006, the Company finalized the introduction of Genesys™ high performance machine wrap stretch film.  It has been successful in replacing not only competitive films, but also as a high performance product that can be sold into difficult applications as well as in thinner gauges to provide yield savings to the customer.  The material has been very successful, and has become the Company’s premium performance film.  The formulation for Genesys™ Film forms the foundation for prestretch hand wrap, roll wrap, and metal coil wrap.

High Performance Exlfilm® Plus, a significantly improved version of the standard irradiated Exlfilm® Plus shrink film has been very successful in shoring up the Company’s position in the shrink film market.  After extensive resin construction, film formulation, and process development, the Exlfilm® plus was tested in all gauges and was commercialized from the Truro plant in 2006 and 2007.  The film displays significantly improved clarity and gloss, a water-white appearance and improved shrink force and shrink degree.

In 2008, tape R&D continues to focus on consumer markets by developing new paint masking tapes that effect crisp lines of demarcation for the paint contractor and DIY segments.  However, development work will also include products with superior, water-white color and clarity to serve packaging segments.

Additionally, tape R&D is developing foil protective products to support military maintenance programs, as well as filament reinforced products for spoolable, unbonded pipelines for the oil and gas industry.  Last, high-temperature, solvent-resistant, double-coated tapes are being developed for the electrical OEM segment, novel masking products are being developed for OEM boat manufacturers and new, light-weight stencil products are being developed for international monument carving accounts.

The Company’s research and development expenses for tapes and films in 2005, 2006, and 2007 totaled $4.0 million, $5.0 million, and $3.3 million, respectively.

4.6.2

Engineered Coated Products Division

In 2007, the research and development group for coated products developed, and received building code approvals for, a new woven, coated, printed and perforated house wrap product that is being sold to third parties under private brands and under the FlexGard® brand as well as a premium roofing underlayment also being sold under private label agreements and the NovaSeal® brand.  The Company has also developed and received code approval for an unperforated, non-woven product targeted at the premium segment of the house wrap market.  In addition, the Company has improved its NovaShield™ fabric, to expand its use and increase the ability of the material to further displace PVC fabrics in high end membrane structure applications.

The division also expanded their successful AquaMaster® line of geomembrane products to include the first available polyester reinforced polyethylene geomembranes in the industry.  This material is showing early promise in displacing currently employed materials such as PVC and reinforced polypropylene in decorative pond lining, irrigation canals and animal waste lagoon markets.

The Company’s research and development expenses for engineered coated products in 2005, 2006 and 2007 totaled $0.7 million, $1.2 million, and $0.8 million, respectively.

4.7

Trademarks and Patents

Intertape Polymer Group markets its tape products under the trademarks Intertape® and Central™, and various private labels.  The Company’s shrink wrap is sold under the registered trademark Exlfilm®.  Its stretch films are sold under the registered trademark Stretchflex®.

The Company markets its open mouth bags under the registered trademark Nova-Pac®.  The other key ECP products are sold under the registered trademarks Nova-Thene Haymaster®, AquaMaster®, NovaShield™, NovaSeal™, NovaWrap™, FlexGard®, and Flexgard®Aspire.  Its engineered fabric polyolefin fabrics are sold under the registered trademark Nova-Thene®.  FIBC's are sold under the registered trademark Cajun® bags.  The Company has approximately 145 active registered trademarks, 56 in the United States, 38 in Canada, and 51 foreign, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company, Central Products Company, and Flexia.  The Company currently has 15 pending trademark applications in the United States, 6 in Canada, and 10 foreign.

Intertape Polymer Group does not have, nor does management believe it important to the Company’s business to have, patent protection for its carton sealing tape products. However, the Company has pursued patents in select areas where unique products offer a competitive advantage in profitable markets, primarily in engineered coated products for which the Company has 7 patents and 4 patents pending, film for which it has 9 patents and no patents pending, tape products for which it has 2 patents and 2 patents pending, adhesive products for which it has 2 patents and 2 patents pending, container products for which it has 1 patent, and retail for which it has 1 patent pending.

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

The Company is currently remediating contamination at its Columbia, South Carolina plant.  Intertape Polymer Group completed its remediation of its Montreal manufacturing facility during the third quarter of 2006, sold the property to a third party, and has no residual environmental liability related to the site.  As a result of the acquisition of all of the shares of Flexia, the Company inherited limited soil contamination resulting from historical activities at Flexia’s facility located in Trois-Rivières (formerly the city of Cap-de-la-Madeleine), Québec.  The Company received a letter from the Ministry of Sustainable Development, Environment and Parks confirming that the activities carried out at the Trois-Rivières facility at the time the Company closed the facility were not activities designated under the Land Protection and Rehabilitation Regulation, thus no remediation was necessary at the facility as a result of ceasing its activities.  The Trois-Rivières facility has been sold with no residual environmental liability to the Company.  The Company has completed remediation activities at its Marysville, Michigan facility and received final approval of the remediation from the State of Michigan.  In addition, although certain of the Company’s facilities emit regulated pollutants into the air, the emissions are within current permitted limitations, including applicable Maximum Achievable Control Technology (“MACT”) requirements.  The Company believes that the ultimate resolution of these matters should not have a material adverse effect on its financial condition or results of operations.

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

4.10

Employees

As of December 31, 2007, the Tapes and Films Division of Intertape Polymer Group employed approximately 1,560 people, 202 of whom held either sales-related or administrative positions and 1,315 of whom were employed in operations.  The Engineered Coated Products Division employed approximately 548 people, 52 of whom held either sales-related or administrative positions and 487 of whom were employed in operations. Approximately 158 hourly employees at the Company’s Marysville plant are unionized and subject to a collective bargaining agreement which expires on December 31, 2009. Approximately 168 hourly employees at the Company’s Menasha plant are unionized and subject to a collective bargaining agreement which expires on July 31, 2008. Approximately 27 employees at the Piedras Negras, Mexico facility were unionized and subject to a collective bargaining agreement dated January 1, 2007.  Approximately 39 hourly employees at the Company’s Carbondale plant are unionized and subject to a collective bargaining agreement which expires on March 4, 2009.  The Company’s fabric plant in Hawkesbury, Ontario, has 40 unionized employees whose agreement expires October 10, 2008.  The bag plant in Hawkesbury, Ontario, is also unionized, having 12 members whose collective bargaining agreement expires on May 16, 2008.  In Langley, British Columbia, 50 employees are unionized and their collective bargaining agreement expires on March 31, 2010.  The collective bargaining agreement which covers 93 employees at the Company’s Brantford, Ontario plant expired on February 28, 2008.  Negotiations are ongoing. The Company has never experienced a work stoppage and it considers its employee relations to be satisfactory.

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

Forward-looking statements reflect the Company’s current expectations and are inherently uncertain.  Actual results may differ materially from those in the forward-looking statements as a result of various factors, including those factors set forth below and other factors discussed elsewhere in this Annual Information Form and in the Management’s Discussion & Analysis for 2007.  In addition to the other information contained in this Annual Information Form, readers should carefully consider the above cautionary statements as well as the risk factors set forth below.  The Company undertakes no duty to update its forward-looking statements, including its earnings outlook.

Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect the Company’s actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements.  These factors include, among other things, reliance on key personnel who may leave the Company due to general attrition; the Company’s significant indebtedness and ability to incur substantially more debt; restrictions and limitations contained in the agreements governing the Company’s debt; the Company’s substantial leverage and ability to generate sufficient cash to service its debt; fluctuations in the cost of the Company’s principal raw materials; availability of raw materials; the effects of acquisitions the Company might make; the timing and market acceptance of the Company’s new products; the Company’s ability to achieve anticipated cost savings from its corporate initiatives; competition in the industry and markets in which the Company operates; the Company’s ability to comply with applicable environmental laws; potential litigation relating to the Company’s intellectual property rights; the loss of, or deterioration of the Company’s relationship with, any significant customers; changes in operating expenses or the need for additional capital expenditures; changes in the Company’s strategy; and general economic conditions.

In light of these risks and uncertainties, there can be no assurance that the results and events contemplated by the forward-looking statements contained in this Annual Information Form and in the Management’s Discussion and Analysis will in fact transpire.

The Management’s Discussion and Analysis for 2007 incorporated herein by reference contain certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, operating profit, free cash flow, EBITDA, and adjusted EBITDA.  The Company believes such non-GAAP financial measures improve the transparency of the Company's disclosure, provide a meaningful presentation of the Company's results from its core business operations, excluding the impact of items not related to the Company's ongoing core business operations, and improve the period-to-period comparability of the Company's results from its core business operations. As required by SEC rules, the Company has provided in its Management Discussion and Analysis for 2007 reconciliations of those measures to the most directly comparable GAAP measures.

In addition to the other information contained in this Annual Information Form, readers should carefully consider the above cautionary statements as well as the risk factors set forth below.

5.2

Risk Factors

Fluctuations in the amount of available funds under the Company’s New Senior Secured Credit Facility would restrict the Company’s ability to borrow under its revolving loan.

The Company’s New Senior Secured Credit Facility is an asset-backed loan.  A reduction in the eligible assets and receivables included in the borrowing base or an increase in the required reserves will reduce the Company’s available credit under the Senior Secured Credit Facility.  A decline in the borrowing base could also require an unscheduled repayment of funds already advanced in excess of the available credit amount.

The Company’s New Senior Secured Credit Facility contains certain financial covenants which if not met, will result in an event of default.

The Company’s New Senior Secured Credit Facility requires a fixed charges financial ratio and meet other financial tests. The Company’s failure to comply with these covenants could result in an event of default, which, if not cured or waived, could result in the Company being required to repay these borrowings before their scheduled due date. If the Company were unable to make this repayment or otherwise refinance these borrowings, the lenders under the New Senior Secured Credit Facility could elect to declare all amounts borrowed under the Company’s New Senior Secured Credit Facility, together with accrued interest, to be due and payable, which, in some instances, would be an event of default under the indenture governing the Senior Subordinated Notes. In addition, these lenders could foreclose on the Company’s assets. If the Company was unable to refinance these borrowings on favorable terms, the Company’s results of operations and financial condition could be adversely impacted by increased costs and less favorable terms, including interest rates and covenants. Any future refinancing of the Company’s New Senior Secured Credit Facility is likely to contain similar restrictive covenants and financial tests.

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

The Company’s substantial debt could adversely affect its financial condition and prevent it from fulfilling its obligations under its New Senior Secured Credit Facility or Senior Subordinated Notes.

The Company has a significant amount of indebtedness.  As of December 31, 2007, the Company had outstanding debt of approximately $243.4 million, which represented 40% of its total capitalization.  Of such total debt, approximately $122.7 million, or all of the Company’s outstanding senior debt, was secured.

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

The Company’s Senior Subordinated Notes and New Senior Secured Credit Facility contain covenants that limit its flexibility and prevents the Company from taking certain actions.

The indenture governing the Company’s Senior Subordinated Notes and the credit agreement governing the Company’s Senior Secured Credit Facility include a number of significant restrictive covenants. These covenants could adversely limit the Company’s ability to plan for or react to market conditions, meet its capital needs and execute its business strategy. These covenants, among other things, limit the Company’s ability and the ability of its subsidiaries to incur additional debt; pay dividends and make other restricted payments; create or permit certain liens; issue or sell capital stock of restricted subsidiaries; use the proceeds from sales of assets; make certain investments; create or permit restrictions on the ability of the guarantors to pay dividends or to make other distributions to the Company; enter into certain types of transactions with affiliates; engage in unrelated businesses; enter into sale and leaseback transactions; and consolidate or merge or sell the Company’s assets substantially as an entirety.

The Company’s New Senior Secured Credit Facility includes other and more restrictive covenants and prohibits the Company from prepaying its other debt, including the Senior Subordinated Notes, while borrowings under the Company’s Senior Secured Credit Facility are outstanding.

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

The Company has customers and operations located outside the United States and Canada. In 2007, sales to customers located outside the United States and Canada represented approximately 7% of its sales. The Company’s international operations present it with a number of risks and challenges, including the effective marketing of the Company’s products in other countries; tariffs and other trade barriers; and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance.

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

Item 6.

 Dividends

The Company has no written policy for the payment of dividends.  So long as the payment would not result in a violation of the Company’s covenants with its lenders and noteholders, there are no other restrictions that would prevent the Company from paying dividends.  However, the Company has not paid dividends in the past three years.  For details regarding the Company’s covenants with its lenders and noteholders please refer to the

Registration Statement filed on www.sedar.com in Canada and www.sec.gov in the U.S. on October 26, 2004 as Registration No. 333-119982, as amended.

Item 7.

 General Description of Capital Structure

7.1

General Description of Capital Structure

Intertape Polymer Group has authorized an unlimited number of voting common shares without par value.  The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution.  The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares.  As of December 31, 2007, there were 58,956,348 issued and outstanding common shares and no issued and outstanding preferred shares of the Company. As of March 27, 2008, there were 58,956,348 issued and outstanding common shares of the Company.  No preferred shares of the Company are issued and outstanding.

7.2

Ratings

Intertape Polymer US Inc., a finance subsidiary of Intertape Polymer Group, has issued, in the aggregate, $125 million Senior Subordinate Notes that bear interest at 8-½% per annum and that will mature August 1, 2014.

Moody Investor Service, Inc. (“Moody”) last rated the Senior Subordinate Notes on December 6, 2007, and rated them Caa1.  Standard & Poor’s (“S&P”) last rated the Senior Subordinated Notes on December 20, 2007 and rated them CCC+.

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

Pursuant to Moody’s rating system, notes which are rated Caa are considered to be of poor standing and are subject to a very high credit risk.  Moody appends numerical modifiers from 1 to 3 on its long-term debt ratings which indicate where the obligation ranks in its rating category, with 1 being the highest.  Moody’s outlook is its assessment regarding the likely direction of the ratings over the medium term, 18 to 36 months.  Moody’s rating action reflects the Company’s financial performance in 2007 and concern over its ability to meaningfully improve credit metrics over the intermediate term.  The negative outlook reflects the limited room under financial covenants in the Company’s previous secured facilities and the lack of definitive information with respect to the CEO succession plan.

According to the S&P rating system, debt securities rated CCC are judged to be vulnerable to nonpayment, and are dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation.  In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.  The “plus” means a rating may be raised.

Item 8.

 Market for Securities

8.1

Trading Prices and Volume on the Toronto Stock Exchange

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol “ITP”.  Set forth below is the price range and volume traded on the Toronto Stock Exchange for each month of 2007.

Month	Price Range (CDN$)	Total Volume Traded
January	5.54 - 6.40	285,000
February	5.36 - 6.08	358,000
March	4.58 - 5.95	305,900
April	4.67 - 5.65	303,400
May	4.96 - 5.44	2,451,200
June	4.76 - 5.08	353,400
July	2.75 - 4.90	406,500
August	2.50 - 3.61	672,700
September	3.08 - 3.42	592,800
October	3.11 - 3.39	421,500
November	2.49 - 3.32	765,100
December	2.62 - 3.27	1,303,800

8.2

Trading Prices and Volume on the New York Stock Exchange

The Company’s common shares are also traded on the New York Stock Exchange under the symbol “ITP”.  Set forth below is the price range and volume traded on the New York Stock Exchange for each month of 2007:

Month	Price Range (US$)	Total Volume Traded
January	4.74 - 5.01	1,388,200
February	4.55 - 5.12	1,052,200

March	4.12 - 4.97	1,286,800
April	4.03 - 5.00	943,600
May	4.61 - 4.73	4,380,000
June	4.50 - 4.76	1,910,700
July	3.10 - 4.50	1,658,300
August	2.38 - 3.15	1,498,900
September	3.09 - 3.40	884,800
October	3.20 - 3.52	1,692,900
November	2.60 - 3.49	1,158,525
December	2.68 - 3.14	882,200

Item 9.

 Escrowed Securities

None of the Company’s common shares are currently held in escrow.

Item 10. Directors and Officers

The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the date upon which each Director was first elected.  Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting.  The next annual shareholders’ meeting is scheduled to be held on June 5, 2008, at which time the current term of each Director will expire.  It is contemplated that each Director will be nominated for re-election at the upcoming annual meeting, except for John Richardson who is not standing for re-election.

Name and City of Residence	Position and Occupation	First Year as Director
Melbourne F. Yull Sarasota, Florida	Executive Director June, 2006 – June, 2007 – Retired Prior thereto he was Chairman of the Board and CEO of the Company	1989-2006 2007
Eric E. Baker Long Sault, Ontario, Canada	Director President, Altacap Investors Inc., a private equity manager	1989-2000 2007
Allan Cohen Glenview, Illinois	Director Managing Director, First Analysis Corp., investment manager and securities dealer	2007
George J. Bunze Ile Bizard, Quebec, Canada	Director Vice-Chairman, Kruger Inc., pulp and paper company	2007

Torsten A. Schermer Charlotte, North Carolina	Director President, MESC Corporation, franchise development company; May 2005 to December 2006, pursued investment opportunities in the tape industry, manufacturing and franchise; July 2004 to May 2005 was the General Manager, Eastern Europe, of Tesa Tape Kft; and prior to that was the President and Chief Executive Officer of Tesa Tape Inc.	2007
Robert Beil Phoenix, Arizona	Director September 2006 – Retired Sales, Marketing, Business and Executive Management, the Dow Chemical Company, 1975 to September 2006	2007

The following table sets forth the name, residence and position of each executive officer of the Company as of the date hereof, as well as the date upon which each executive officer was first elected:

Name and City of Residence	Position and Occupation	First Elected To Office
Melbourne F. Yull Sarasota, Florida	Executive Director	2007
	Chief Executive Officer	1989
Victor DiTommaso, CPA Sarasota, Florida	Chief Financial Officer	2007
	Vice President Finance	2003
	Treasurer	2005
Burgess H. Hildreth Sarasota, Florida	Vice President, Human Resources	1998
Gregory A. Yull Sarasota, Florida	President, Distribution Products	2005
Jim Bob Carpenter Sarasota, Florida	Executive Vice President, Global Sourcing	2004

The principal occupations of each executive officer for the last five (5) years is as follows:

Melbourne F. Yull was appointed Executive Director in June 2007.  From June 14, 2006 to June 28, 2007 he was retired, and prior thereto he was Chairman of the Board of Directors and Chief Executive Officer of the Company.

Victor DiTommaso was appointed Chief Financial Officer on November 12, 2007.  He was the Vice President, Finance since April 24, 2003.  He was appointed Treasurer on May 25, 2005.  Prior to that he had served as the Senior Vice President of Information Technology of Walls Industries, Inc. since July, 2000, and Senior Vice President of Finance since July, 1998.

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

As of March 28, 2008, the directors and executive officers of the Company as a group owned beneficially, directly or indirectly, or exercised control or direction over, 1,454,831 common shares, representing approximately 2.5% of all common shares outstanding.  In addition, the directors and executive officers as a group have 2,562,796 options to purchase common shares of the Company.

The Board of Directors has established three committees, the Audit Committee, the Compensation Committee, and the Nominating & Governance Committee to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements.  Canadian Multilateral Instrument 52-110-Audit Committees, requires, inter alia, that all members of the Audit Committee be directors of the Company, be independent of the Company, be financially literate, and that the Audit Committee be comprised of at least three members.  The Company’s Audit Committee complies with Canadian Multilateral Instrument 52-110-Audit Committees as it is composed of three independent, financially literate directors, namely George J. Bunze, Allan Cohen, Ph.D., and Torsten A. Schermer.  Further details regarding the Company’s Audit Committee are provided in Item 17 hereof.

The Compensation Committee, as presently constituted, has two unrelated directors (as such terms are defined in the Toronto Stock Exchange Company Manual), namely Robert Beil and Torsten A. Schermer.

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

Prior to July 31, 2002, the Company made certain interest-free loans payable on demand to certain of its directors and officers.  The balances of such loans as of March 27, 2008, are set forth in the table below:

Name and Principal Position	Loan Balance as of March 28, 2008
G. A. Yull President - Distribution Products	US$107,500.00

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

•

a Loan and Security Agreement dated March 28, 2008, among certain subsidiaries of the Company, the Lenders referred to therein, Bank of America, N.A., as Agent, and Banc of America Securities LLC, as Sole Lead Arranger and Book Manager.  The Loan and Security Agreement represents the Senior Secured Credit Facility entered into by the Company and its subsidiaries.  The initial funding under the new Senior Secured Credit Facility occurred on March 28, 2008.  The new Senior Secured Credit Facility is an asset-based loan in the amount of $200.0 million with an interest rate at Libor plus a loan premium of 1.75% through September, 2008.  Thereafter, the loan premium decreases as unused availability under the Facility increases.  The premium ranges from 1.50% to 2.25%.  The new Senior Secured Credit Facility contains one financial covenant, a fixed charge ratio, which becomes effective only when unused availability falls below $25 million.  The Company and all of its U.S. and Canadian subsidiaries guaranteed the Senior Secured Credit Facility.  Further, the Senior Secured Credit Facility is secured by a first priority perfected security interest in substantially all tangible and intangible assets of the Company and its U.S. and Canadian subsidiaries.

•

an Advisory Services Agreement dated August 1, 2007 between Intertape Polymer Corp. and Sammana Group, Inc., to provide business planning and corporate finance activities, the principal terms of which are:  a monthly fee of $50,000.00 commencing January 1, 2008; a $300,000.00 fee in connection with the Rights Offering; a performance fee after one year of service in an amount equal to the amount, if any, by which the simple average closing price of the Company’s common shares on the Toronto Stock Exchange for the ten trading days prior to July 1, 2010 exceeds the subscription price of the Company’s shares (in Canadian funds) pursuant to the Company’s Rights Offering made in September, 2007, multiplied by 500,000, unless the Agreement is terminated prior to its termination date of December 31, 2009, in which event the performance fee shall equal the amount, if any, by which the simple average closing price of the Company’s common shares on the Toronto Stock Exchange for the last ten trading days during the thirty day termination notice period exceeds the subscription price of the Company’s shares (in Canadian funds) pursuant to the Rights Offering multiplied by 166,667 for each full year of services.

•

an Advisory Services Agreement dated August 1, 2007 between Intertape Polymer Corp. and Archibald Global Enterprises, Inc., to provide business planning and corporate finance activities, the principal terms of which are:  a monthly fee of $25,000.00 commencing January 1, 2008; a $150,000.00 fee in connection with the Rights Offering; a performance fee after one year of service in an amount equal to the amount, if any, by which the simple average closing price of the Company’s common shares on the Toronto Stock Exchange for the ten trading days prior to July 1, 2010 exceeds the subscription price of the Company’s shares (in Canadian funds) pursuant to the Company’s Rights Offering made in September, 2007, multiplied by 200,000, unless the Agreement is terminated prior to its termination date of December 31, 2009, in which event the performance fee shall equal the amount, if any, by which the simple average closing price of the Company’s common shares on the Toronto Stock Exchange for the last ten trading days during the thirty day termination notice period exceeds the subscription price of the Company’s shares (in Canadian funds) pursuant to the Rights Offering multiplied by 66,667 for each full year of services.

•

an Advisory Services Agreement dated August 1, 2007 between Intertape Polymer Group Inc. and Altacap II Inc., to provide business planning and corporate finance activities, the principal terms of which are:  a monthly fee of CDN$100,000.00 commencing January 1, 2008; a CDN$600,000.00 fee in connection with the Rights Offering; a performance fee after one year of service in an amount equal to the amount, if any, by which the simple average closing price of the Company’s common shares on the Toronto Stock Exchange for the ten trading days prior to July 1, 2010 exceeds the subscription price of the Company’s shares (in Canadian funds) pursuant to the Company’s Rights Offering made in September, 2007, multiplied by 1,500,000, unless the Agreement is terminated prior to its termination date of December 31, 2009, in which event the performance fee shall equal the amount, if any, by which the simple average closing price of the Company’s common shares on the Toronto Stock Exchange for the last ten trading days during the thirty day termination notice period exceeds the subscription price of the Company’s shares (in Canadian funds) pursuant to the Rights Offering multiplied by 500,000 for each full year of services.

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

•

an Amended and Restated Shareholder Protection Rights Plan Agreement adopted by the shareholders of the Company on June 11, 2003, amending and restating the Shareholder Protection Rights Plan originally entered into on August 24, 1993, as first amended on May 21, 1998.  The 2003 Amended and Restated Plan, among other things, extended the Plan through the date immediately following the date of the Company’s 2006 annual Shareholders’ meeting.  The 2006 Amended and Restated Plan extended the Plan through the date immediately following the date of the Company’s 2009 annual shareholders’ meeting.  At a special meeting of the shareholders held on September 5, 2007, a resolution was adopted waiving the application of the Plan as it related to the purchase by three shareholders of common shares pursuant to the Company’s Rights Offering.

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

•

an Amended Executive Stock Option Plan as amended and consolidated to June 2, 2004.  The Plan was established by Intertape Polymer Group in 1992 and has been amended from time to time, the last amendment being on September 5, 2007, when the shareholders set the maximum number of common shares that may be issued under the Plan at a number equal to 10% of the issued and outstanding common shares of Intertape Polymer Group from time to time.  The Plan is administered by the Board of Directors.  The shares offered under the Plan are common shares of the Company.

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

Item 15. Experts

15.1

Name of Experts

The following are the names of each person or company who has prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing made by Intertape Polymer Group during 2007:

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

Item 16. Additional Information

Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, and securities authorized for issuance under equity compensation plans is contained in the Company’s information circular for its most recent annual meeting of security holders that involved the election of directors.  Additional financial information is provided in the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis for the fiscal year ended December 31, 2007.  All of this information, as well as additional information, may be found on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 17. Audit Committee  (The following information is required to be included herein pursuant to Canadian Form 52-110F1.)

17.1

Audit Committee Charter

The text of the Audit Committee’s Charter is attached hereto as Exhibit “A”.

17.2

Composition of the Audit Committee

The members of the Audit Committee of Intertape Polymer Group are George J. Bunze, Allan Cohen, Ph.D., and Torsten Schermer.  Each of the Audit Committee members are independent and financially literate as such terms are defined by Canadian Multilateral Instrument 52-110-Audit Committees.

17.3

Relevant Education and Experience

Mr. Bunze graduated from the commerce certification CMA program at McGill University, Montreal, Quebec, and is a professional accountant and Certified Management Accountant.  Mr. Bunze is the Vice-Chairman and Director and a member of the Executive Committee of Kruger Inc., one of the largest private pulp and paper companies in North America.  He also served as the Chief Financial Officer of Kruger Inc. and its various subsidiaries from 1982 to 2003.  Mr. Bunze is a Director of Stella-Jones Inc. and Chairman of its Audit Committee.  He was previously a Director of B2B Trust Inc. and Chairman of its Audit Committee.

Dr. Cohen earned a Ph.D. in physical chemistry from Northwestern University of Evanston, Illinois, an MBA from the University of Chicago, and a Bachelor’s Degree in chemistry from the State University of New York at Buffalo.  Until August 2007, Dr. Cohen was a Managing Director with First Analysis Corporation, a research driven investment organization, where he was employed for fifteen years.  He continues as a co-manager of the general partner of The First Analysis Private Equity Fund IV, L.P. and on the Boards of two First Analysis private equity portfolio companies, MCubed Technologies, Inc. and Kelatron Corporation.  He is also a Director of Doe and Ingalls Management LLC, Hercules Incorporated and IGI Holding Corporation.

Mr. Schermer earned a Bachelor of Arts Degree and an MBA from the University of Hamburg.  Mr. Schermer was the General Manager, Eastern Europe, of Tesa Tape Kft. of Budapest, Hungary.  Prior to that he was the President and Chief Executive Officer of Tesa Tape, Inc.  In 2006 Mr. Schermer founded a franchise development company.

17.4

Pre-Approval Policies and Procedures

Intertape Polymer Group’s Audit Committee pre-approves all audit engagement fees and the terms of all significant permissible non-audit services provided by independent auditors.

17.5

External Auditor Service Fees

The following table sets forth the fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, Intertape Polymer Group’s principal auditor, for the fiscal years ended December 31, 2007 and December 31, 2006:

	Year ended December 31,
	2007	2006
Audit Fees	US$1,011,917	US$1,615,392
Audit-Related Fees	$ 425,913	$ 64,559
Tax Fees	$ 120,042	$ 227,059
All Other Fees
Total Fees	$1,557,872	$1,907,010

Audit Fees.  Audit fees were for professional services rendered for the audits of Intertape Polymer Group’s consolidated financial statements, assisting its Audit Committee in discharging its responsibilities for the review of the Company’s interim consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as comfort letters, consents and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.  The audit fees for 2006 also include professional services rendered in connection with the proposed Canadian Income Trust of US$768,830.00.

Audit-Related Fees.  Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of Intertape Polymer Group’s consolidated financial statements and are not reported under Audit Fees above.  These services included consultations concerning financial accounting and reporting standards, as well as due diligence services and fees in relation to reviewing the Company’s documentation for internal control over financial reporting.

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

Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR 2007 AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(SEE SEPARATE DOCUMENT)

Exhibit 3

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We have issued our report dated March 28, 2008, on the consolidated financial statements and Intertape Polymer Group Inc.’s (the “Company”) internal control over financial reporting included in the Annual Report of the Company on Form 40-F for the year ended December 31, 2007.  We consent to the use of the aforementioned reports in the Form 40-F, and to the use of our name as it appears under the caption “Experts.”

/s/ Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Canada

March 28, 2008

Exhibit 4

CERTIFICATIONS

I, Melbourne F. Yull, of Intertape Polymer Group Inc., certify that:

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

Date:  March 28, 2008

/s/ Melbourne F. Yull

Melbourne F. Yull,

Executive Director

I, Victor DiTommaso of Intertape Polymer Group Inc., certify that:

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

Date:  March 28, 2008

/s/ Victor DiTommaso

Victor DiTommaso,

Chief Financial Officer

Exhibit 5

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT

TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

The undersigned, Melbourne F. Yull, Executive Director, and Victor DiTommaso, Chief Financial Officer, hereby certify that this report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in this report fairly presents in all material respects the financial condition and results of operations of Intertape Polymer Group Inc. as of and for the periods presented in this report.

Date:  March 28, 2008

/s/ Melbourne F. Yull

Melbourne F. Yull,

Executive Director

Date:  March 28, 2008

/s/ Victor DiTommaso

Victor DiTommaso,

Chief Financial Officer

CERTIFIED EXTRACT OF RESOLUTIONS OF THE BOARD OF DIRECTORS

OF

INTERTAPE POLYMER GROUP INC.

ADOPTED ON MARCH 27, 2008

"APPROVAL OF ANNUAL INFORMATION FORM

WHEREAS the Chairman presented to the meeting a draft of an annual information form of the Corporation to be dated March 28, 2008.

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

BE IT RESOLVED THAT:

1.

the annual information form ("AIF") of the Corporation to be dated March 28, 2008, substantially in the form of the document presented to this meeting, be and the same is hereby approved, subject to such additions, deletions and changes therein as may be consented to by any one director or officer of the Corporation;

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

4.

the Corporation be and it is hereby authorized to file with the United States Securities and Exchange Commission an Annual Report on Form 40-F (the "Form 40-F") covering the Corporation's fiscal year ended December 31, 2007, such Form 40-F to be substantially in the form of the draft presented to the Board of Directors, and which includes the AIF as an exhibit thereto, together with such changes or modifications as may be deemed necessary or appropriate by any director or officer of the Corporation with and upon the advice of counsel, and any director or officer of the Corporation be, and he is, hereby authorized, empowered and directed to execute in the name and on behalf of the

Corporation, to procure all other necessary signatures to, and to file with the United States Securities and Exchange Commission, the Form 40-F and any all amendments or supplements thereto;

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

I, the undersigned, Melbourne F. Yull, Executive Director of Intertape Polymer Group Inc., hereby certifies that the foregoing resolutions were duly adopted by the Board of Directors of Intertape Polymer Group Inc. on March 27, 2008 and that the said resolutions are, as of the date hereof, in full force and effect and have not been amended.

IN WITNESS WHEREOF, I HAVE SIGNED in, Bradenton, Florida, this 28th day of March 2008.

/s/ Melbourne F. Yull

Melbourne F. Yull,

Executive Director

ORLDOCS 11149618 5

68