Form 20-F
INTERTAPE POLYMER GROUP INC
filed 2009-04-30
CIK 880224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ______________ to _____________

Commission file number: 1-10928

INTERTAPE POLYMER GROUP INC.

(Exact name of Registrant as specified in its charter)

Canada

(Jurisdiction of incorporation or organization)

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada H4M 2X5

(Address of principal executive offices)

Burgess H. Hildreth, (941) 739-7500, bhildret@itape.com, 3647 Cortez Road West, Bradenton, Florida 34219

(Name, Telephone, E-mail, and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act

Title of each class

Name of each exchange on which registered

Common Shares, without nominal

New York Stock Exchange

or par value

Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act

Not applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  As of December 31, 2008, there were

58,951,050 common shares outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐

Yes

☒

No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes  ☒  No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒

Yes

☐

No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐

Accelerated filer ☒

Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐

International Financial Reporting Standards as issued

Other ☒

by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☒ Item 17

☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).      ☐  Yes  ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐

Yes

☐

No

TABLE OF CONTENTS

Page

PART I

Item 1:

Identity of Directors, Senior Management and Advisers

6

Item 2:

Offer Statistics and Expected Timetable

6

Item 3:

Key Information

6

A.

Selected Financial Data

6

B.

Capitalization And Indebtedness

6

C.

Reason for the Offer and Use of Proceeds

6

D.

Risk Factors

6

Item 4:

Information on the Company

13

A.

History and Development of the Company

13

B.

Business Overview

14

C.

Organizational Structure

24

D.

Property, Plants and Equipment

25

Item 4A:

Unresolved Staff Comments

27

Item 5:

Operating and Financial Review and Prospects (Management’s Discussion & Analysis)

27

A.

Business Overview

27

B.

Liquidity

29

C.

Outlook

29

D.

Results of Operation

30

E.

Sales

30

F.

Gross Profit and Gross Margin

30

G.

Selling, General and Administrative Expenses

30

H.

Stock-Based Compensation

31

I.

Operating Profit

31

J.

Manufacturing Facility Closures, Restructuring, Strategic Alternatives and Other Charges

32

K.

Impairment of Goodwill

32

L.

Research and Development

32

M.

EBITDA

32

N.

Financial Expenses

33

O.

Income Taxes

34

P.

Net Earnings – Canadian and US GAAP

34

Q.

Earnings Per Share – Canadian and US GAAP

36

R.

Comprehensive Income

37

S.

Results of Operations – Tape and Films Division

37

T.

Results of Operations – ECP Division

39

U.

Results of Operations-Corporate

40

V.

Off-Balance Sheet Arrangements

41

W.

Related Party Transactions

41

X.

Liquidity and Capital Resources

41

(i)

Cash Flow

41

(ii)

Working Capital

43

(iii)

Currency Risk

43

(iv)

Capital Expenditures

44

Y.

Long-Term Debt and Financial Derivatives

44

Z.

Tabular Disclosure of Contractual Obligations

44

AA.

Capital Stock

45

BB.

Distribution Rights Purchase Agreement

45

CC.

Pension and Post-Retirement Benefit Plans

45

DD.

Dividends on Common Shares

46

EE.

Critical Accounting Estimates

46

FF.

Changes in Accounting Policies

46

GG.

Impact of Accounting Pronouncements Not Yet Implemented

47

HH

Disclosure Controls and Internal Control over Financing Reporting

49

II.

Disclosure Required by the NYSE

50

JJ.

Additional Information

50

KK.

Forward Looking Statements

50

Item 6:

Directors, Senior Management and Employees

50

A.

Directors and Senior Management

50

B.

Compensation

52

C.

Board Practices

57

D.

Employees

58

E.

Share Ownership

59

Item 7:

Major Shareholders and Related Party Transactions

59

A.

Major Shareholders

59

B.

Related Party Transactions

60

C.

Interests of Experts and Counsel

61

Item 8:

Financial Information

61

A.

Consolidated Statements and Other Financial Information

61

B.

Significant Changes

61

Item 9:

The Offer and Listing

61

A.

Offer and Listing Details

61

B.

Plan of Distribution

62

C.

Markets

62

D.

Selling Shareholders

62

E.

Dilution

62

F.

Expenses of the Issue

62

Item 10:

Additional Information

63

A.

Share Capital

63

B.

Memorandum and Articles of Association

63

C.

Material Contracts

64

D.

Exchange Controls

67

E.

Taxation

68

F.

Dividends and Paying Agents

72

G.

Statement by Experts

72

H.

Documents on Display

72

I.

Subsidiary Information

73

Item 11:

Quantitative and Qualitative Disclosures about Market Risk

73

Item 12:

Description of Securities Other than Equity Securities

73

PART II

Item 13:

Defaults, Dividend Arrearages and Delinquencies

73

Item 14:

Material Modifications to the Rights of Security Holders and Use of Proceeds

73

Item 15:

Controls and Procedures

73

Item 16:

Reserved

73

Item 16A:

Audit Committee Financial Expert

73

Item 16B:

Code of Ethics

73

Item 16C:

Principal Accountant Fees and Services

74

Item 16D:

Exemptions from the Listing Standards for Audit Committees

74

Item 16E:

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

74

Item 16F:

Change in Registrant’s Certifying Accountant

74

Item 16G:

Corporate Governance

74

PART III

Item 17:

Financial Statements

81

Item 18:

Financial Statements

81

Item 19:

Exhibits

81

Signatures

83

Certifications

163

PART I

Item 1:

Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:

Offer Statistics and Expected Timetable

Not applicable.

Item 3:

Key Information

A.

SELECTED FINANCIAL DATA

The selected financial data presented below for the five years ended December 31, 2008 is presented in U.S. dollars and is derived from Intertape Polymer Group Inc.’s (“Intertape”, “Intertape Polymer Group”, or the “Company”) consolidated financial statements in U.S. dollars and prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The information set forth below was extracted from the consolidated financial statements and related notes included in this annual report and annual reports previously filed and should be read in conjunction with such consolidated financial statements.

	As at and for the Year Ended December 31
	2008	2007	2006	2005	2004
	(in millions of U.S. dollars except percentages, shares and per share data)
Statements of Earnings:
Sales	737,155	767,272	812,285	776,015	668,174

Net Earnings (Loss) before Taxes	(89,359)	3,924	(197,407)	29,319	(18,391)
Net Earnings (Loss)	(92,799)	(8,393)	(166,693)	27,791	11,358
Earnings (Loss) per Share
Basic	(1.57)	(0.19)	(4.07)	0.67	0.28
Diluted	(1.57)	(0.19)	(4.07)	0.67	0.27

Balance Sheets:
Total Assets	575,166	702,799	692,386	889,316	840,900
Capital Stock	348,174	348,174	287,323	287,187	289,180
Shareholders’ Equity	233,317	360,010	273,718	434,415	404,300
Number of Common Shares Outstanding	58,956,348	58,956,348	40,986,940	40,957,574	41,236,961
Dividends Declared per Share	nil	nil	nil	nil	nil

B.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

RISK FACTORS

Current economic conditions and uncertain economic forecast adversely affect the Company’s results of operations and financial conditions.

Unfavorable changes in the global economy has affected the demand for the Company’s products.  Adverse economic conditions could also increase the likelihood of customer delinquencies.  A prolonged period of economic decline would have a material adverse effect on the results of operations, gross margins, and the overall financial condition of the Company, as well as exacerbate the other risk factors set forth below.

Fluctuations in the amount of available funds under the Company’s New Asset Based Loan would restrict the Company’s ability to borrow under its revolving loan.

The Company’s new credit facility is an asset-backed loan.  A reduction in the eligible assets and receivables included in the borrowing base or an increase in the required reserves will reduce the Company’s available credit under the Asset Based Loan (“ABL”).  A decline in the borrowing base could also require an unscheduled repayment of funds already advanced in excess of the available credit amount.

The Company’s Asset Based Loan contains a financial covenant which if not met, will result in an event of default.

The Company’s ABL requires a fixed charge financial ratio which becomes effective only when unused availability under the borrowing base drops below $25 million.  The Company’s failure to comply with this covenant could result in an event of default, which, if not cured or waived, could result in the Company being required to repay these borrowings before their scheduled due date. If the Company were unable to make this repayment or otherwise refinance these borrowings, the lenders under the ABL could elect to declare all amounts borrowed under the Company’s ABL, together with accrued interest, to be due and payable, which, in some instances, would be an event of default under the Indenture governing the Senior Subordinated Notes. In addition, these lenders could foreclose on the Company’s assets. If the Company was unable to refinance these borrowings on favorable terms, the Company’s results of operations and financial condition could be adversely impacted by increased costs and less favorable terms, including interest rates and covenants. Any future refinancing of the Company’s ABL is likely to contain similar restrictive covenants and financial tests.

The failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could cause the Company’s stock price to decline.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission require annual management assessments of the effectiveness of the Company’s internal control over financial reporting and a report by the Company’s independent registered public accounting firm attesting to and reporting on these assessments.  If the Company fails to maintain effective internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission.  For the fiscal year ended December 31, 2008, the Company identified a material weakness in the controls pertaining to the recording of freight invoices and the related accrual and expense.  As a result, Management concluded that the Company’s internal control over financial reporting was not effective as of December 31, 2008.  If the Company cannot in the future favorably assess, or the Company’s independent registered public accounting firm is unable to provide an unqualified attestation report on the Company’s assessment of, the effectiveness of its internal control over financial reporting, investors may lose confidence in the reliability of the Company’s financial reports, which could cause the Company’s stock price to decline.

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

The Company’s substantial debt could adversely affect its financial condition and prevent it from fulfilling its obligations under its ABL or Senior Subordinated Notes.

The Company has a significant amount of indebtedness.  As of December 31, 2008, the Company had outstanding debt of approximately $250 million, which represented 51% of its total capitalization.  Of such total debt, approximately $235 million, or all of the Company’s outstanding senior debt, was secured.

The Company’s substantial indebtedness could adversely affect its financial condition and make it more difficult for the Company to satisfy its obligations with respect to the Senior Subordinated Notes, as well as its obligations under its ABL.  The Company’s substantial indebtedness could also increase its vulnerability to adverse general economic and industry conditions; require the Company to dedicate a substantial portion of its cash flows from operations to payments on its indebtedness, thereby reducing the availability of the Company’s cash flows to fund working capital, capital expenditures, research and development efforts and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have less debt; and limit the Company’s ability to borrow additional funds on terms that are satisfactory to it or at all.

Fluctuations in raw material costs or the unavailability of raw materials may adversely affect the Company’s profitability.

Intertape Polymer Group has historically been able to pass on significant raw material cost increases through price increases to its customers.  Nevertheless, the Company’s results of operations for 2008 and certain individual quarters in prior years can and have been negatively impacted by raw material cost increases and decreases.  These fluctuations adversely affected the Company’s profitability.  As a result of raw material cost fluctuations, the Company has to either hold prices firm which results in a reduced market share or decrease prices which compresses the Company’s gross margins. The Company’s profitability in the future may be adversely affected due to continuing fluctuations in raw material prices.  Additionally, the Company relies on its suppliers for deliveries of raw materials.  If any of its suppliers were unable to deliver raw materials to the Company for an extended period of time, there is no assurance that the Company’s raw material requirements would be met by other suppliers on acceptable terms, or at all, which could have a material adverse effect on the Company’s results of operations.

Despite the Company’s level of indebtedness, it will be able to incur substantially more debt. Incurring such debt could further exacerbate the risks to the Company’s financial condition described above.

The Company will be able to incur significant additional indebtedness in the future. Although the Indenture governing the Senior Subordinated Notes and the loan and security agreement governing the ABL each contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. The restrictions also do not prevent the Company from incurring obligations that do not constitute indebtedness. To the extent new debt is added to the Company’s currently anticipated debt levels, the substantial leverage risks described above would increase.

The Company’s Senior Subordinated Notes and ABL contain covenants that limit its flexibility and prevents the Company from taking certain actions.

The Indenture governing the Company’s Senior Subordinated Notes and the loan and security agreement governing the Company’s ABL include a number of significant restrictive covenants. These covenants could adversely limit the Company’s ability to plan for or react to market conditions, meet its capital needs and execute its business strategy. These covenants, among other things, limit the Company’s ability and the ability of its subsidiaries to incur additional debt; pay dividends and make other restricted payments; create or permit certain liens; issue or sell capital stock of restricted subsidiaries; use the proceeds from sales of assets; make certain investments; create or permit restrictions on the ability of the guarantors to pay dividends or to make other distributions to the Company; enter into certain types of transactions with affiliates; engage in unrelated businesses; enter into sale and leaseback transactions; and consolidate or merge or sell the Company’s assets substantially as an entirety.

The Company’s ABL includes other and more restrictive covenants which can restrict the Company’s ability to prepay its other debt.

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

The Company has customers and operations located outside the United States and Canada. In 2008, sales to customers located outside the United States and Canada represented approximately 8% of its sales. The Company’s international operations present it with a number of risks and challenges, including the effective marketing of the Company’s products in other countries; tariffs and other trade barriers; and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance.

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

Except as described in Item 4B(8) below, the Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations and that it has obtained, and is in material compliance with, all material permits required under environmental laws.  Although certain of the Company’s facilities emit toluene and other pollutants into the air, these emissions are within current permitted limitations.  The Company believes that these emissions from its U.S. facilities will meet the applicable future federal Maximum Available Control Technology ("MACT") requirements, although additional testing or modifications at the facilities may be required.  The Company believes that the ultimate resolution of these matters should not have a material adverse effect on its financial condition or results of operations.

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

While the Company has attempted to ensure that its products and the operations of its business do not infringe other parties patents and proprietary rights, its competitors or other parties may assert that the Company’s products and operations may be covered by patents held by them. In addition, because patent applications can take many years to issue, there may be applications now pending of which the Company is unaware, which may later result in issued patents which the Company’s products may infringe. If any of the Company’s products infringe a valid patent, it could be prevented from selling them unless the Company can obtain a license or redesign the products to avoid infringement. A license may not always be available or may require the Company to pay substantial royalties. The Company may not be successful in any attempt to redesign any of its products to avoid any infringement. Infringement or other intellectual property claims, regardless of merit or ultimate outcome, can be expensive and time-consuming and can divert management's attention from the Company’s core business.

The Company may become involved in labor disputes or employees could form or join unions increasing the Company’s costs to do business.

Some of Intertape Polymer Group’s employees are subject to collective bargaining agreements. Other employees are not part of a union and there are no assurances that such employees will not form or join a union. Any attempt by employees to form or join a union could result in increased labor costs and adversely affect the Company’s business, its financial condition and/or results of operations.

Except for the current strike at the Company’s Brantford, Ontario plant, the Company has never experienced any work stoppages due to employee related disputes. Management believes that it has a good relationship with its employees. There can be no assurance that work stoppages, or other labor disturbances will not occur in the future. Such occurrences could adversely affect Intertape Polymer Group’s business, financial condition and/or results of operations.

The Company may become involved in litigation which could have an adverse impact on its business.

Intertape Polymer Group, like other manufacturers and sellers, is subject to potential liabilities connected with its business operations, including potential liabilities and expenses associated with product defects, performance, reliability or delivery delays. Intertape Polymer Group is threatened from time to time with, or is named as a defendant in, legal proceedings, including lawsuits based upon product liability, personal injury, breach of contract and lost profits or other consequential damages claims, in the ordinary course of conducting its business. A significant judgment against Intertape Polymer Group, or the imposition of a significant fine or penalty, as a result of a finding that the Company failed to comply with laws or regulations, or being named as a defendant on multiple claims could adversely affect the Company’s business, financial condition and/or results of operations.

Uninsured and underinsured losses and rising insurance costs could adversely affect the Company’s business.

Intertape Polymer Group maintains property, general liability and business interruption insurance and directors and officers liability insurance on such terms as it deems appropriate. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay for the full current market value or current replacement cost of the Company’s lost investment.  Not all risks are covered by insurance.

Intertape Polymer Group’s cost of maintaining property general liability and business interruption insurance and director and officer liability insurance is significant. The Company could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to its own claims experience. Generally, the Company’s insurance policies must be renewed annually. Intertape Polymer Group’s ability to continue to obtain insurance at affordable premiums also depends upon its ability to continue to operate with an acceptable claims record. A significant increase in the number of claims against the Company, the assertion of one or more claims in excess of its policy limits or the inability to obtain adequate insurance coverage at acceptable rates, or at all, could adversely affect the Company’s business, financial condition and/or results of operations.

Product liability could adversely affect the Company’s business.

Difficulties in product design, performance and reliability could result in lost sales, delays in customer acceptance of Intertape Polymer Group’s products and lawsuits and would be detrimental to the Company’s market reputation. Intertape Polymer Group’s products and the products supplied by third parties, on behalf of the Company, are not error free. Undetected errors or performance problems may be discovered in the future. The Company may not be able to successfully complete the development of planned or future products in a timely manner or to adequately address product defects, which could harm the Company’s business and prospects. In addition, product defects may expose Intertape Polymer Group to product liability claims, for which it may not have sufficient product liability insurance. Difficulties in product design, performance and reliability or product liability claims could adversely affect Intertape Polymer Group's business, financial condition and/or results of operations.

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

Intertape Polymer Group and certain of its subsidiaries are incorporated under the laws of Canada.  Certain of their directors and executive officers are residents of Canada and a portion of their assets are located outside of the United States. In addition, certain subsidiaries are located in other foreign jurisdictions.  As a result, it may be difficult or impossible for U.S. investors to effect service of process within the United States upon Intertape Polymer Group, its Canadian subsidiaries, or its other foreign subsidiaries, or those directors and officers or to realize against them upon judgments of courts of the United States predicated upon the civil liability provisions of U.S. federal securities laws or securities or blue sky laws of any state within the United States.  The Company believes that a judgment of a U.S. court predicated solely upon the civil liability provisions of the Securities Act of 1933, as amended and/or the Exchange Act of 1934, as amended (“Exchange Act”) would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure that this will be the case.  There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

Anti-takeover provisions in the Company’s Shareholder Protection Rights Plan may prevent an acquisition.

Intertape Polymer Group has a Shareholder Protection Rights Plan (the “Plan”) which will remain in effect through the date immediately following the date of the Company’s 2009 annual shareholders’ meeting.  The effect of the Plan is to currently require anyone who seeks to acquire 20% or more of Intertape Polymer Group’s voting shares to make a bid complying with specific provisions of the Plan.  Thus, the provisions of the Plan could prevent or delay the acquisition of the Company by means of a take-over bid, a tender offer, a proxy contest, or otherwise, in which shareholders might receive a premium over the then current market price of the Company’s common shares.

The Company’s exemptions under the Securities Exchange Act of 1934, as amended, as a foreign private issuer limits the protections and information afforded investors.

Intertape Polymer Group is a foreign private issuer within the meaning of the rules promulgated under the Exchange Act.  As such, it is exempt from certain provisions applicable to United States companies with securities registered under the Exchange Act, including: the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and the sections of the Exchange

Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuers’ equity securities within a period of less than six months).  Because of these exemptions, purchasers of Intertape Polymer Groups’ securities are not afforded the same protections or information generally available to investors in public companies organized in the United States.  Prior to December 31, 2000, the Company filed its reports on Form 20-F.  Commencing with the year ended December 31, 2000, the Company filed its annual report on Form 40-F.  This year Intertape Polymer Group will again file its annual report on Form 20-F.  Intertape Polymer Group reports on Form 6-K with the United States Securities and Exchange Commission and publicly releases quarterly financial reports.

Item 4.

Information on the Company

A.

HISTORY AND DEVELOPMENT OF THE COMPANY

The business of Intertape was established when Intertape Systems Inc., a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal.  Intertape Polymer Group was incorporated under the Canada Business Corporations Act on December 22, 1989 under the name “171695 Canada Inc.”  On October 8, 1991, the Company filed a Certificate of Amendment changing its name to “Intertape Polymer Group Inc.”  A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company was amalgamated with EBAC Holdings Inc.  The Shareholders, at the Company’s June 11, 2003 annual and special meeting, voted on the replacement of the Company’s By-Law No. 1 with a new General By-Law 2003-1. The intent of the replacement by-law was to conform the Company’s general by-laws with amendments that were made to the Canada Business Corporations Act since the adoption of the general by-laws and to simplify certain aspects of the governance of the Company.  On August 6, 2006, the Company filed a Certificate of Amendment to permit the Board of Directors of the Company to appoint one or more additional Directors to hold office for a term expiring not later than the close of the next annual meeting of the Company’s Shareholders, so long as the total number of Directors so appointed does not exceed one-third of the number of Directors elected at the previous annual meeting of the Shareholders of the Company.

Intertape Polymer Group’s corporate headquarters is located at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada H4M 2X5 and the address of its registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec, Canada H3B 4Y1, c/o Heenan Blaikie LLP.

The Company has made no significant capital expenditures or divestitures during the last three fiscal years ending December 31, 2008 and has none in progress.

The Company has restructured its subsidiaries over the course of the last few years.  Set forth below is a table of the merger history of the Company’s significant subsidiaries:

Name of Subsidiary	State of Incorporation	Principal Place of Business	Merger Information
International Container Systems, Inc.	FL	Bradenton, FL Manatee County	merged into Polymer International Corp. 12/31/06
Cajun Bag & Supply Corp.	DE	Bradenton, FL Manatee County	merged into FIBC Holding Inc. 12/31/06
FIBC Holding Inc.	DE	Bradenton, FL Manatee County	merged into Polymer International Corp. 12/31/06
IPG Administrative Services, Inc.	DE	Bradenton, FL Manatee County	merged into Polymer International Corp. 12/31/06
Intertape International Corp.	DE	Bradenton, FL Manatee County	merged into Polymer International Corp. 1/31/07
UTC Acquisition Corp.	DE	Bradenton, FL Manatee County	merged into COIF Holding 1/31/07
Intertape Polymer Management Corp.	FL	Bradenton, FL Manatee County	merged into Central Products Company 12/31/06
COIF Holding Inc.	DE	Bradenton, FL Manatee County	merged into Polymer International Corp. 1/31/07

Central Products Company	DE	Brighton, CO Adams County	merged into Intertape Polymer Corp. 12/31/06
IPG Technologies Inc.	DE	Columbia, SC Richland County	Merged into Intertape Inc. 7/1/05
Intertape Inc.	VA	Danville, VA Pittsylvania County	Merged into Central Products Company 7/1/05

There have not been any indications of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal year.

B.

BUSINESS OVERVIEW

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

The Company has approximately 2,130 employees with operations in 17 locations, including 13 manufacturing facilities in North America and one in Europe.

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

(1)

Products, Markets and Distribution

(a)

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

In September 2008, the Company reopened its Brighton, Colorado, facility which is the site of the Company’s new in-house solvent coater.  The coater will support the low cost manufacture of products.  The added capacity will permit growth of existing products and increase the Company’s ability to rapidly and cost-effectively bring to market new products developed by the Company.

During the third quarter of 2008, the Company introduced the first product in its low environmental impact line (“LILI™”), a biodegradable film for its iCusion™ Air Pillow Protective Packaging product.  The goal of LILI™ is to reduce the impact of Intertape Polymer Group and its customers on the environment.

For the years ending December 31, 2008, and December 31, 2007, tapes and films accounted for 80% and 79%, respectively, of the Company’s sales.

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

Acrylic Tape

Acrylic carton sealing tape is a polypropylene film coated with an aqueous, pressure sensitive acrylic adhesive which is best suited for applications where performance is required within a broad range of temperatures from less than 40oF(4°C) to greater than 120oF(49°C).  Primary competitors are 3M Co. and Sekisui TA Industries Inc.

Natural Rubber Tape

Natural rubber carton sealing tape is a polypropylene film coated with natural rubber adhesive and is unique among the carton sealing tapes because of its aggressive adhesion properties.  This tape is ideally suited for conditions involving hot, dusty, humid or cold environments.  Typical uses include moving and storage industry applications, as well as packaging and shipping.  The primary competitors are Evotape SpA of Italy and Monta of Germany.

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

Duct Tape

Duct tape is manufactured from a polyethylene film that has been reinforced with scrim and coated with natural/synthetic rubber blend adhesive or speciality polymer adhesives. Duct tape is primarily used by general consumers for a wide range of applications. Duct tapes are also used in maintenance, repair and operations, in the heating, ventilation and air conditioning  markets, construction and in the convention and entertainment industries.  Primary competitors of the Company for this product are Berry Plastics Corp., 3M Co. and Shurtape Technologies, LLC.

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

Double-Coated Tapes

Double-coated tapes are manufactured from a paper, foam, or film substrate and are coated on both sides with a variety of adhesive systems. Double-coated tapes also use a release liner made from paper or film that prevents the tape from sticking to itself. Double-coated tapes are typically used to join two dissimilar surfaces.  The Company’s double-coated tape products are used in the manufacture and regripping of golf clubs, with smaller sales to the carpet installation and the graphics industries.  Primary competitors of the Company for this product are 3M Co., Avery Dennison Corp., tesa tape, inc., and Scapa Group plc.

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

The Company uses state-of-the-art multi-layer technology for the manufacturing of  its StretchFLEX® stretch wrap. This technology has allowed the Company to focus on the introduction of a high performance product while reducing manufacturing costs. The Company introduced Genesys™ in 2005, Fortress™ in 2007, and Prolite™ in 2008, which are light gauge high performance films created for wrapping irregularly shaped packages.  Primary competitors of the Company for this product include Sigma Plastics Group, Berry Plastics Corp., Pliant Corp. and AEP Industries, Inc.

Protective Packaging

Air Pillows

Air pillows are manufactured by the Company from polyethylene film and are inflated at the point of use with an air pillow machine.  Also, as mentioned above, the Company has added a biodegradable film to its iCusion™ Air Pillow Protective Packaging products.  Air pillows are used as packaging material for void fill and cushioning applications.  Typical end-use markets for air pillows include fulfillment houses, contract packagers, and mail order pharmacies.  Primary competitors of the Company for this product are Pregis Corp., Sealed Air Corp., Storopack, Inc., Free-Flow Packaging International Inc. and Polyair Inter Pack Inc.

Flashpac™

In the last quarter of 2008, Intertape Polymer Group introduced Flashpac™, which is a foam-in-bag protective cushion that produces a form fitting protective packaging material.  Each Flashpac™ bag contains chemicals that are activated manually and when mixed, form liquid polyurethane which quickly expands and solidifies to create custom fit protection for a wide range of products.  The primary competitor for this product is Sealed Air Corp.

(b)

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

The Company’s engineered coated products are categorized in six markets:  (A) Building and Construction, (B) Agro-Environmental, (C) Consumer Packaging, (D) Specialty Fabrics, (E) Industrial Packaging, and (F) FIBCs.  For the years ended December 31, 2008 and December 31, 2007, engineered coated products accounted for 20% and 21%, respectively, of the Company’s sales.

Building and Construction Products

The Company’s building and construction product group includes protective wrap for kiln dried lumber and a variety of other membrane barrier products such as house wrap, window and door flashing and insulation facing, which are used directly in residential and commercial construction.  The Company also supplies packaging over-wrap sleeves for unitizing multiple bags of fiberglass insulation.  Intertape’s lumber wrap is used to package, unitize, protect and brand lumber during transportation and storage. The product is available in polyethylene or polypropylene coated fabrics and polyethylene films printed to customer specifications.  Lumber wrap is produced at the Company’s plants in Langley, British Columbia; Brantford, Ontario; and Truro, Nova Scotia.  Primary competitors of the Company for this product range include Interwrap, Inc., Fabrene Inc., Mai Weave LLC and producers from China and Korea.

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

NovaShield™ Membrane Structure Fabrics

NovaShield™ is a lightweight, wide-width, and durable polyolefin fabric used as the outer skin layer for flexible membrane structures.  The introduction and continuous improvement of the NovaShield™ fabric in the membrane structure market enabled membrane structure manufacturers to expand the use of this product beyond agricultural applications such as agriculture barns into larger structures for human occupancy such as amphitheaters, recreational facilities, trade show pavilions, aircraft hangers, and casinos.  Developments in the product line include the patented stacked weave, and AmorKote™ coatings. The Company sells the NovaShield™ fabrics to membrane structure manufacturers who design, fabricate, and install the structures.  The Company’s main competitors are Fabrene Inc. and a number of polyvinyl chloride producers.  The Company produces these products primarily at its plant in Truro, Nova Scotia.

Nova-Seal®II

The Company began commercial production of Nova-Seal®II at its Truro, Nova Scotia facility in August, 2008.  It is a new roof underlay that is lighter and easier to install than standard #30 building felt and costs less.  Primary competitors in this market are Interwrap, W.R. Grace and a variety of #30 felt producers.

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

Primary competitors of the Company for this product include Fabrene Inc., Mai Weave LLC and producers from China and Korea. The Company primarily produces these products at its Truro, Nova Scotia, plant.

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

(2)

Sales and Marketing

(a)

Tapes and Films Division

As of December 31, 2008, the Company’s Tapes and Films Division had a sales force of 230 personnel.  The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts.  The Company’s customer base for tapes and films is diverse, with no single customer accounting for more than 5% of total sales in 2008.  Sales of tapes and films from facilities located in the United States, Canada and Europe accounted for approximately 95%, 2% and 3% of total tapes and films sales, respectively, in 2008; 95%, 2% and 3% in 2007, and 96%, 2% and 2% in 2006.  Export sales of tapes and films represented 6% of the Company’s total tapes and film sales in 2008 and 3% in 2007 and 2% in 2006.

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

(b)

Engineered Coated Products Division

As of December 31, 2008, the Company’s Engineered Coated Products Division had 67 sales personnel, including manufacturer representatives.  The Company’s marketing strategy includes participation in industry trade shows and trade advertising.  The Company’s customer base for engineered coated products is diverse, with no single customer accounting for more than 6% of total sales in 2008.  Sales of engineered coated products from facilities located in the United States and

Canada accounted for approximately 97% of total engineered coated products sales in 2008, 100% in 2007, and 94% in 2006.  Export sales of engineered coated products represented 2% of total sales in 2008 and 2% of sales in 2007.

The Company’s engineered coated products are primarily sold directly to end-users. The Company offers a line of lumberwrap, FIBCs, and specialty fabrics manufactured from plastic resins. The Company’s engineered coated products are marketed throughout North America.

(3)

Manufacturing and Quality Control

Intertape Polymer Group’s philosophy is to manufacture those products that are efficient for it from a cost and customer-service perspective. In cases in which the Company manufactures its own products, the Company seeks to do so utilizing the lowest cost raw material and add value to such products by vertical integration.

The Company maintains at each of its manufacturing facilities in both segments a quality control laboratory and a process control program on a 24-hour basis to monitor the quality of all packaging and engineered fabric products it manufactures.  At the end of 2008, ten of the Company’s plants were certified under the ISO-9001:2000 quality standards program.

(a)

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

(b)

Engineered Coated Products Division

Coated fabrics are manufactured in a multi-step operation comprised of slit filament extrusion, traditional scrim manufacturing, coating and laminating and finishing or converting processes. Conversion and value-added processes consist of slit tape extrusion, weaving extrusion coating, slitting, rewinding, printing and converting materials into finished products.

(4)

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

(a)

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

Historically, as a result of global sourcing, the Company was able to manage rising raw material costs through a series of timely sales price increases to its industrial and specialty distributors, and to a lesser extent, its retail customers, and was able to aggressively pursue and secure resin supplies from worldwide sources.

During the first three quarters of 2008 however, resin-based raw material costs increased significantly, peaking in August.  This, coupled with the economic weakness in the United States and competitive pressures, limited the Company’s Tapes & Film Division’s ability to increase selling prices.  Commencing in September, 2008, resin-based raw material costs decreased sharply depressing selling prices during the fourth quarter.  The lower selling prices resulted in selected products which had been manufactured with higher cost raw materials being sold at a loss.

(b)

Engineered Coated Products Division

The major raw materials used to produce our engineered coated products are polyethylene and polypropylene resins.  Both of these products are petrochemical based products derived from crude oil and/or natural gas.  These products are predominantly sourced from North American petrochemical manufacturers.  The Company’s ECP Division experienced the same raw material cost fluctuations as the Tapes & Film Division also resulting in selected ECP Division products which had been manufactured with higher cost raw materials being sold at a loss.

(5)

Research and Development and New Products

Intertape Polymer Group’s strategy is to create growth opportunities through enhancements of existing products and the introduction of new products.  The Company’s research and development efforts continue to focus on new products, technology developments, new product processes and formulations.  The new in-house coater at the Brighton, Colorado, facility will make the introduction of new products more cost-effective and will decrease the time it takes to get new products to market.  As described in the sections that follow, the Company introduced several new high margin products in 2008 and have several more to be launched in 2009.

(a)

Tapes and Films Division

In 2008, Films Research and Development (“R&D”) developed biodegradable air pillows which is the first product in the Company’s new low environmental impact line (LILI™).  It also introduced Flashpac™.  Each Flashpac™ bag contains chemicals which, when mixed, form liquid polyurethane which quickly expands and solidifies to create custom fit protection.  Flashpac™ bags expand up to 70 times their original volume and are generally lighter than other paper and foam packaging.

During the year, Tape R&D continued to develop new paint masking tapes that effect crisp lines of demarcation for the paint contractor and do-it-yourself (“DIY”) segments.  Development work also included products with superior, water-white color and clarity to serve packaging segments.

Additionally, Tape R&D is continuing to develop foil protective products to support military maintenance programs, as well as filament reinforced products for spoolable, unbonded pipelines for the oil and gas industry.  Lastly, high-temperature, solvent-resistant, double-coated tapes are being developed for the electrical OEM segment, novel masking products are being developed for OEM boat manufacturers and new, light-weight stencil products are being developed for international monument carving accounts.

In 2007, the research and development group for tape products focused on developing products targeting consumer markets.  Specifically, masking products for paint contractors and DIY segments, and superior-strength duct tapes for hardware segments.

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

High Performance Exlfilm® Plus, a significantly improved version of the standard irradiated Exlfilm® Plus shrink film has been successful in securing the Company’s position in the shrink film market.  After extensive resin construction, film formulation, and process development, the Exlfilm® plus was tested in all gauges and was commercialized from the Truro plant in 2006 and 2007.  The film displays significantly improved clarity and gloss, a water-white appearance and improved shrink force and shrink degree.

The Company’s research and development expenses for tapes and films in 2006, 2007, and 2008 totaled $5.0 million, $3.3 million, and $4.3 million, respectively.

(b)

Engineered Coated Products Division

In 2008, ECP R&D worked to introduce new high margin products.  It developed Nova-Seal®II which is a new generation of roof underlay that is lighter and easier to install than #30 building felt.  Nova-Seal®II is waterproof, wind-resistant and has a patent pending anti-slip surface that is effective in both wet and dry weather.

In 2007, the research and development group for coated products developed, and received building code approvals for, a new woven, coated, printed and perforated house wrap product that is being sold to third parties under private brands and under the FlexGard® brand as well as a first generation premium roofing underlayment that was sold under private label agreements and the NovaSeal® brand.  The Company has also developed and received code approval for an unperforated, non-woven product targeted at the premium segment of the house wrap market.  In addition, the Company has improved its NovaShield™ fabric, to expand its use and increase the ability of the material to further displace PVC fabrics in high end membrane structure applications.

The Division also expanded their successful AquaMaster® line of geomembrane products to include the first available polyester reinforced polyethylene geomembranes in the industry.  This material is showing early promise in displacing currently employed materials such as PVC and reinforced polypropylene in decorative pond lining, irrigation canals and animal waste lagoon markets.

The Company’s research and development expenses for engineered coated products in 2006, 2007 and 2008 totaled $1.2 million, $0.8 million, and $1.3 million, respectively.

(6)

Trademarks and Patents

Intertape has embarked on a new corporate branding strategy.  The Company intends to create and communicate overall consistency and simplicity to its markets by adopting a new look to its corporate logo and redoing sub-brand logos which will be clearer and will help identify the individual product lines.  The Company believes this will create unique identities and positions associated with Intertape Polymer Group and will build and maintain strong, positive customer perceptions.

Intertape Polymer Group markets its tape products under the trademarks Intertape® and Central™, and various private labels.  The Company’s shrink wrap is sold under the registered trademark Exlfilm®.  Its stretch films are sold under the registered trademark Stretchflex®.

The Company markets its open mouth bags under the registered trademark Nova-Pac®.  The other key ECP products are sold under the registered trademarks Nova-Thene Haymaster®, AquaMaster®, NovaShield™, NovaSeal™, NovaWrap™, FlexGard®, and Flexgard®Aspire.  Its engineered fabric polyolefin fabrics are sold under the registered trademark Nova-Thene®.  FIBC's are sold under the registered trademark Cajun® bags.  The Company has approximately 113 active registered trademarks, 53 in the United States, 32 in Canada, and 28 foreign, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company, Central Products Company, and Flexia.  The Company currently has 15 pending trademark applications in the United States, 3 in Canada, and 10 foreign.

Intertape Polymer Group does not have, nor does management believe it important to the Company’s business to have, patent protection for its carton sealing tape products. However, the Company has pursued patents in select areas where unique products offer a competitive advantage in profitable markets, primarily in engineered coated products for which the Company has 7 patents and 5 patents pending, film for which it has 9 patents and no patents pending, tape products for which it has 5 patents and 5 patents pending, adhesive products for which it has 2 patents and 2 patents pending, container products for which it has no patents, and retail for which it has 1 patent pending.

(7)

Competition

The Company competes with other manufacturers of plastic packaging products as well as manufacturers of alternative packaging products, such as paper, cardboard and paper-plastic combinations. Some of these competitors are larger companies with greater financial resources than the Company.  Management believes that competition, while primarily based on price and quality, is also based on other factors, including product performance characteristics and service. No statistics, however, on the packaging market as a whole are currently publicly available.  Please refer to Section B(1) above for a discussion of the Company’s main competitors by product.

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

(8)

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

C.

ORGANIZATIONAL STRUCTURE

Intertape Polymer Group is a holding company which owns various operating companies in the United States and Canada.  ECP L.P., an Ontario limited partnership, is the principal operating company for the Company’s Canadian operations.  Intertape Polymer Corp., a Delaware corporation, is the principal operating company for the Company’s United States and international operations.

The table below lists for each of the subsidiaries of the Company their respective place of incorporation or constitution, as the case may be, and the percentage of voting securities beneficially owned or over which control or direction is exercised directly or indirectly by Intertape Polymer Group.  Certain subsidiaries, each of which represents not more than ten percent of consolidated assets and not more than ten percent of consolidated sales and operating revenues of the Company, and all of which, in the aggregate, represent not more than twenty percent of total consolidated assets and total consolidated sales and operating revenues of the Company at December 31, 2008, have been omitted.

Corporation	Place of Incorporation or Constitution	Percentage of Ownership or Control
Intertape Polymer Group Inc.	Canada	Parent
Intertape Polymer Inc.	Canada	100%
ECP GP II Inc.	Canada	100%
ECP L.P.	Province of Ontario	100%
Spuntech Fabrics Inc. (Dormant)	Canada	100%
IPG Financial Services Inc.	Delaware	100%
Intertape Polymer Corp.	Delaware	100%
Intertape Woven Products Services S.A. de C.V.	Mexico	100%

IPG Holdings LP (Dormant)	Delaware	100%
Polymer International Corp. (Dormant)	Virginia	100%
IPG (US) Inc.	Delaware	100%
IPG (US) Holdings Inc.	Delaware	100%
Intertape Polymer US Inc.	Delaware	100%
Fibope Portuguesa-Filmes Biorientados S.A.	Portugal	100%

D.

PROPERTY, PLANTS AND EQUIPMENT

Location	Status	Use	Products	Square Feet	Property Size (Acres)
3647 Cortez Road West (1) Bradenton, FL 34210	Owned	Office Building	N/A	1 Building - 20,800	3.71
369 Elgin Street Brantford, Ontario N3S7P5	Owned	Manufacturing	Engineered Coated Products (“ECPs”)	1 Building – 169,000	9.20
2000 South Beltline Boulevard Columbia, South Carolina 29201	Owned	Manufacturing	Tapes (paper duct)	7 Buildings - 500,000	85.15
360 Ringgold Industrial Pkwy. Danville, VA 24540	Leased	Regional Distribution Center	All products	200,000
1201 and 1301 Spence Avenue Hawkesbury, Ontario K6A 3T4	Owned	Manufacturing	FIBCs, ECPs	2 Buildings - 64,900	6.30
19680 94A Avenue Langley, British Columbia V1M 2B7	Leased	Manufacturing	ECPs
317 Kendall Street Marysville, Michigan 48040	Owned	Manufacturing	Tapes (paper reinforced)	5 Buildings – 234,000	11.53
741 4th Street Menasha, Wisconsin 54952	Owned	Manufacturing	Tapes (water activated)	1 Building – 168,000	5.81
748 4th Street Menasha, Wisconsin 54953	Owned	Office Building	N/A	1 Building – 23,100	n/a
2000 Enterprise Drive Richmond, Kentucky 40475	Owned	Manufacturing	carton sealing tape, masking tape, and reinforced tape	1 Building – 192,000	35.00

760 W 1000 N Tremonton, Utah 84337	Owned	Manufacturing	Exlfilm®, Stretchflex®	1 Building – 115,000	17.00
50 Abbey Avenue Truro, Nova Scotia	Owned	Manufacturing	engineered fabric products and ExlFilm®	1 Building – 315,000	13.00
543 Willow Street Truro, Nova Scotia	Leased	Warehouse
9942 Currie Davis Dr., Ste 23B Tampa, Florida 33619	Leased		Assembles tape dispensing machinery
2200 North McRoy Drive Carbondale, Illinois 62901	Owned	Manufacturing	Tapes - electrical	192,000
1095 S. 4th Avenue Brighton, Colorado 80601	Leased	Manufacturing	Film	182,462
360 Ringgold Industrial Pkwy (2) Danville, Virginia 24540	Owned	Manufacturing	Carton sealing tape, Stretchflex®, acrylic coating	1 Building – 300,000	26.0
341 Bullys Street Eagle Pass, Texas 78852	Leased	Warehouse	FIBCs	20,000
772 Specialists Avenue Neenah, Wisconsin 54956	Leased	Distribution	Tapes – water activated
102 Industrial Drive Rayne, Louisiana 70578	Leased	Offices	N/A
185 McQueen Street West Columbia, South Carolina 29172	Leased	Warehouse	Tapes
4061 E. Francis Street Ontario, California 91761	Leased	Warehouse and Distribution	Tapes Packaging products	45,630
9999 Cavendish Blvd., Suite 200 St. Laurent, Quebec H4M2X5	Leased	Offices	N/A
Trevino Norte No. 1125 Pedras Negras, 26080 Coahuila, Mexico	Leased	Manufacturing	Tapes - rewinding	170,222

Lugar de Vilares-Barqueiros 4740-676 Barqueiros BCL Barcelos, Portugal	Owned	Manufacturing and Distribution	ExlFilm®	35,500

(1) $1,765,500 Commercial Mortgage, Security Agreement, Assignment of Leases and Rents, and Fixture Filing

(2) $5,350,000 Credit Line Deed of Trust and a $1,600,000 Credit Line Deed of Trust, each between Industrial Development Authority, as Borrower, and Virginia Small Business Financing Authority, as Lender

Item 4A.

Unresolved Staff Comments

Not applicable.

Item 5.

Operating and Financial Review and Prospects (Management’s Discussion & Analysis)

A.

BUSINESS OVERVIEW

The Company was founded in 1981 and is a recognized leader in the specialty packaging industry in North America. The Company has two operating divisions, Tapes and Films (“T&F Division”) and Engineered Coated Products (“ECP Division”).  The T&F Division develops, manufactures and sells a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complementary packaging systems for use in industrial and retail applications. The T&F Division designs its specialty products for aerospace, automotive and industrial applications. The T&F Division products are sold to a broad range of industrial and specialty distributors, consumer outlets and large end-users in diverse markets. T&F Division products include carton sealing tapes, including Intertape® pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; ExIFilm® shrink film; and Stretchflex® stretch wrap. The ECP Division manufactures engineered coated fabrics and flexible intermediate bulk containers (“FIBCs”). ECP Division products are sold through a variety of industrial and specialty distributors with a focus on sales to the construction and agricultural markets as well as the flexible packaging market.

What began as a global financial crisis in mid-September 2008 has broadened into a deep economic downturn that is affecting many industries and businesses throughout the world including the Company and its industry.  The Company’s fourth quarter 2008 financial results were adversely impacted by a significant decline in customer demand and a rapid decline in the price of resin-based raw materials and other selected raw materials. As a consequence of the collective impact of these developments, the Company recorded a $66.7 million impairment of its goodwill as of the end of the year.  For the full year of 2008, the Company is reporting a loss of $92.8 million ($1.57 per share, both basic and diluted) compared to net loss of $8.4 million ($0.19 per share, both basic and diluted) for 2007.

The Company’s financial results through the first nine months of 2008 reflected the benefits of business model revisions, capital structure improvements, new product introductions and cost reduction measures undertaken in the past several years. Despite the fact that the United States economy entered into recession in the fourth quarter of 2007, profits for the first nine months of 2008 totalled $7.0 million ($0.12 per share, both basic and diluted), compared to a loss of $7.7 million ($0.19 per share, both basic and diluted) for the first nine months of 2007.  These results were also accomplished during a period of sharp and rapid increases in the cost of resin-based raw materials. The Company was successful in recovering a portion of these higher raw material costs through selling price increases during this period. In addition to the profit improvement, the Company was able to refinance its Senior Secured Credit Facility (the “Facility”) in the first quarter of 2008, replacing it with a five-year asset-based loan (“ABL”).

The Company is reporting a $99.8 million loss ($1.69 per share, both basic and diluted) for the fourth quarter of 2008 including approximately $89.0 million of non-cash charges, compared to a loss of $0.7 million ($0.01 per share, both basic and diluted) for the fourth quarter of 2007.  Adjusted EBITDA for the fourth quarter of 2008 was $3.1 million compared to $18.1 million in the fourth quarter of 2007. A reconciliation of adjusted EBITDA between 2007 and 2008 is as follows:

Adjusted EBITDA Reconciliation

2007 to 2008

(In millions of US dollars)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
Adjusted EBITDA for 2007		$ 18.1		$ 74.8

Decrease in gross profits:
Decline in sales volumes	$ (17.3)		$ (21.3)
Gross profit margin compression	$ (16.6)	$ (33.9)	$ (16.8)	$ (38.1)

Addback gross profit margin compression in fourth quarter		$ 16.6		$ 16.6

Other items, principally lower SG&A expenses		$ 2.3		$ 2.2

Adjusted EBITDA for 2008		$ 3.1		$ 55.5

Sales declined 20.0% for the fourth quarter of 2008 compared to the fourth quarter of 2007, including a 22.4% decline in sales volume (units).  The unit volume decline accelerated during the quarter as the holiday season approached, resulting in the Company extending its year-end holiday shutdown into early January at many of its manufacturing facilities.  The sales volume decline was a combination of both weaker end-user demand as well as inventory destocking by both end-users and the Company’s distributor customer base.  The volume decline adversely impacted the Company’s profitability in two significant respects.  The decline in sales volume resulted in lower gross profit dollars being generated from the sale of products.  The decline in sales volume also required the Company to scale back its production operations including the extended holiday shutdown.  The reduction in production levels resulted in unabsorbed manufacturing overhead costs being charged directly to expense.  The lower sales volumes for the fourth quarter of 2008 compared to the fourth quarter of 2007 depressed gross profits by approximately $17.3 million on a year over year basis, including $11.0 million in higher unabsorbed fixed manufacturing overhead costs on a year over year basis.

The Company is subject to normal fluctuations in its gross profit margins between periods due to the timing of raw material cost changes and the related changes in Company selling prices.  However, the Company experienced significant gross margin compression during the fourth quarter as rapidly falling raw material costs (resin-based raw materials declined approximately 60.0% between October 2008 and December 2008); coupled with steady weakening in end-user demand, put pressure on selling prices.  Because of the steep decline in end-user demand and the destocking of inventories by the Company’s distributor customer base, the Company was unable to sell all of its higher cost inventories into the market before the selling price declines.  As a consequence, the Company adjusted its year-end inventory values down to net realizable value for select product lines and also recorded the expected loss on the outstanding raw material purchase commitments that go into the production of these products.  The gross profit decline during the fourth quarter of 2008 related to the above-described gross margin compression totalled approximately $16.6 million when compared to the fourth quarter of 2007. Included in the gross margin compression was a $7.7 million non-cash charge to write down inventories to net realizable value.  The Company has added this gross margin compression back when computing adjusted EBITDA due to the unprecedented nature of the events giving rise to the compression.  The fourth quarter 2008 gross margin compression is not indicative of the gross profit margin fluctuations the Company normally experiences.

The Company has taken several measures in response to the challenges presented by this deep economic downturn.  In November 2008, the Company reduced staff and eliminated many third party service providers.  These cost reduction efforts are expected to save the Company an estimated $7.0 million a year in operating expenses.  In mid-January 2009, the Company announced a temporary compensation reduction for salaried employees totalling approximately $3.5 million annually.  In addition, the Company expects to continue to reduce costs throughout 2009 by approximately $23.0 million as part of its ongoing productivity improvement programs.  Not all of the 2009 improvements are expected to contribute to an increase in the Company’s earnings.  Some of these cost savings are necessary to offset the increased economic costs of the Company’s manufacturing operations, as well as to remain competitive in the marketplace. The Company introduced several new products in 2008 and began pursuing new markets as well and expects new product sales and new market penetrations to contribute significantly to the Company’s profits in 2009. During early 2009, the Company has restructured some of its sales and marketing organization to dedicate increased resources to these product and market initiatives. The Company has also placed significant focus on cash management, including planned reductions to its property, plant and equipment purchases.

B.

LIQUIDITY

On March 27, 2008 the Company successfully refinanced the Senior Secured Credit Facility, (“Facility”) with a $200.0 million asset based loan, (“ABL”) entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment.  The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases.  The pricing grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge of the ABL lenders subordinated to up to $35.0 million of real estate mortgage financing.  At December 31, 2008, the Company had secured real estate mortgage financing of $1.8 million, leaving the Company the ability to obtain an additional $33.2 million of real estate mortgage financing. The Company reported a refinancing expense in the first quarter of 2008 for approximately $6.0 million and included the accelerated amortization of the debt issue expenses on the existing debt.  The Company also settled two interest rate swaps that the Company entered into in June and July 2005 hedging interest rates for its Facility at a cost of $2.9 million which was also included in the refinancing expense.

With the March 2008 refinancing of the Facility, the Company has no significant debt maturities until March 2013, when the ABL matures.  The Company’s $125.0 million Senior Subordinated Notes mature in August 2014.

The Company relies upon the funds generated from operations and funds available to it under its ABL to meet working capital requirements and anticipated obligations under its ABL and the Senior Subordinated Notes and to finance capital expenditures for the foreseeable future. As at December 31, 2008, the Company had cash and unused availability under its ABL totalling $50.7 million.

The ABL has a financial covenant, a fixed charge ratio, the target for which is 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL) less capital expenditures and pension plan payments in excess of pension plan expense to the sum of debt service and the amortization of the value of equipment in the borrowing base. The financial covenant becomes effective only when unused availability drops below $25.0 million.  While the Company did not meet the ratio at December 31, 2008, it was not in effect as cash and unused availability was in excess of $50 million.  To date in the first quarter of 2009, the Company has maintained availability in excess of $25.0 million despite having capital expenditures and a semi-annual interest payment on the Senior Subordinated Notes totalling approximately $11.0 million. In addition, the Company has paid down its outstanding borrowings under the ABL by approximately $12.0 million in the first two months of 2009. It is the Company’s intention to remain above the $25.0 million threshold of unused availability during 2009.

C.

OUTLOOK

The Company anticipates earning positive EBITDA in the first quarter of 2009.  The most significant improvements expected in the first quarter of 2009 compared to the fourth quarter of 2008 are the absence of the $16.6 million in gross margin compression and the $66.7 million goodwill impairment that were recorded in the fourth quarter of 2008.  Higher sales volumes within the T & F Division and the benefits of the expense reduction initiatives discussed above are also expected to contribute to a substantial sequential quarterly improvement in the EBITDA of the Company.

By the end of the first quarter of 2009, the Company will have satisfied the majority of its significant outstanding commitments for capital projects. The Company expects to satisfy the balance in the second quarter of 2009.  Once these outstanding commitments have been satisfied, the Company intends to limit its capital spending to only maintenance items until the Company experiences a substantial and enduring improvement in its operating results. The Company estimates that its maintenance capital expenditures approximate $8.0 million a year.

D.

RESULTS OF OPERATIONS

The following discussion and analysis of operating results includes adjusted financial results for the three years ended December 31, 2008. A reconciliation from the operating results found in the consolidated financial statements to the adjusted operating results discussed herein, a non-GAAP financial measure, can be found in the tables appearing on pages 31 and 32 hereof.

The net loss for 2008 was $92.8 million compared to a net loss of $8.4 million for 2007.  The net loss for 2008 includes a $66.7 million impairment of goodwill and a $6.0 million refinancing expense related to the refinancing of the Company’s Facility with the ABL. The net loss for 2007 was $8.4 million compared to a net loss for 2006 of $166.7 million.  The net loss for 2007 includes $8.1 million of manufacturing facility closures, restructuring, strategic alternatives and other charges, compared to similar charges in 2006 of $76.1 million. In 2008, the Company reported a loss before income taxes of $89.4 million, $16.7 million exclusive of impairment of goodwill and refinancing expense.  The Company’s net loss for 2007 is primarily as a result of $12.3 million of income tax expense, including $11.4 million of non-cash deferred income tax charges.  In 2007, the Company reported $3.9 million of earnings before income taxes, $12.0 million exclusive of manufacturing facility closures, restructuring, strategic alternatives and other charges.  In 2006, the Company reported a loss before income taxes of $197.4 million, $1.3 million exclusive of impairment of goodwill and manufacturing facility closures, restructuring, strategic alternatives and other charges

E.

SALES

The Company’s sales for 2008 were $737.2 million, a 3.9% decrease compared to $767.3 million for 2007. Intertape’s consolidated annual sales for 2007 were $767.3 million, a decrease of 5.5% compared to $812.3 million for 2006.

Sales for the fourth quarter of 2008 totalled $153.1 million, a 20.0% decrease compared to $191.5 million for the fourth quarter of 2007.  Sales volumes (units) decreased 22.4% during the fourth quarter of 2008 compared to the fourth quarter of 2007.

F.

GROSS PROFIT AND GROSS MARGIN

Gross profit totalled $78.3 million in 2008, a decrease of 32.7% from 2007. The gross profit decline through the first nine months of 2008 was $4.2 million compared to 2007 due to slightly lower sales volumes during that period.  Most of the 2008 decline in gross profits occurred in the fourth quarter of 2008. Gross margin represented 10.6% of sales in 2008, 15.2% in 2007 and 14.6% in 2006.  Gross profit totalled $116.3 million in 2007, a decrease of 1.8% from 2006. While margins improved slightly in 2007 compared to 2006, there was a substantial change in the business in the second half of 2006, as described below, that resulted in gross margins for the second half of 2006 of 12.8% and annualized gross profits of $98.0 million.  The improvement in 2007 in both gross profits and gross margins compared to the second half of 2006 levels was primarily the result of the cost reductions implemented by the Company in late 2006 and early 2007. While sales volumes declined 5.5% for 2007, manufacturing expenses for 2007 declined 8.9%.

Gross profits for the fourth quarter of 2008 were a negative $5.5 million compared to gross profits of $28.4 million in the fourth quarter of 2007. The significant decline in gross profits for the fourth quarter includes approximately $17.3 million attributable to lower sales volumes and $16.6 million due to gross margin compression. Gross profits for the fourth quarter of 2007 totalled $28.4 million at a gross margin of 14.9%.

G.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2008 totalled $68.2 million, a decrease of $3.0 million from the $71.2 million incurred for the year ended December 31, 2007. The 2007 SG&A expenses were down $13.7 million from $84.9 million in 2006. As a percentage of sales, SG&A expenses were 9.3%, 9.3% and 10.4% for 2008, 2007 and 2006, respectively.

The 2008 reduction in SG&A was primarily the result of lower professional fees paid to third parties. The Company benefited in 2007 from significant staffing reductions.

Included in SG&A expenses are the costs the Company incurs as a consequence of being a public company.  These costs totalled $1.3 million, $2.4 million and $3.6 million for the three years ended December 31, 2008, 2007 and 2006.  The high level of public company costs for 2006 compared to 2007 and 2008 is due to high initial cost in 2006 of complying with Section 404 of the Sarbanes-Oxley Act of 2002, which included the documentation and certification of internal control over financial reporting by management.

SG&A expenses were $15.9 million (10.4% of sales) for the fourth quarter, compared to $18.7 million (9.8% of sales) a year ago. The fourth quarter 2008 reduction in SG&A was primarily the result of lower professional fees paid to third parties.

H.

STOCK-BASED COMPENSATION

For 2008, 2007 and 2006, the Company recorded approximately $1.3 million, $1.8 million and $2.0 million, respectively, in stock-based compensation expense related to options granted to employees.

I.

OPERATING PROFIT

This discussion presents the Company’s operating profit for 2008, 2007 and 2006. “Operating profit” does not have a standardized meaning prescribed by GAAP in Canada or the United States but is included herein as the Company’s management uses “operating profit” to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Because “operating profit” is a non-GAAP financial measure, other companies may present similar titled items determined with differing adjustments.  Presented below is a table reconciling this non-GAAP financial measure with gross profit being the most comparable GAAP measurement.  The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A and stock-based compensation expense.

OPERATING PROFIT RECONCILIATION

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007	2006
	$	$	$	$	$
Gross Profit	(5.5)	28.4	78.3	116.3	118.5
Less: SG&A expenses	15.9	18.7	68.2	71.2	84.9
Less: Stock-based compensation	0.2	0.3	1.3	1.8	2.0
Operating Profit	(21.6)	9.4	8.8	43.3	31.6

Operating profit for 2008 amounted to $8.8 million compared to $43.3 million for 2007 and $31.6 million for 2006.  The 2008 decline in operating profits compared to 2007 is due to the lower gross profits. Operating profits increased in 2007 compared to 2006 by $11.7 million due to a $13.7 million reduction in SG&A expenses, offset in part by lower gross profit in the ECP Division.

The Company’s operating profit for the fourth quarter of 2008 was a loss of $21.6 million compared to $8.8 million for the fourth quarter of 2007.

J.

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC ALTERNATIVES AND OTHER CHARGES

During 2008, the Company did not incur any such charges.

During 2007, the Company recorded manufacturing facility closures, restructuring, strategic alternatives and other charges totalling $8.1 million including approximately $1.3 million in severance costs associated with the cost reduction initiatives announced by the Company in 2006 and $6.8 million in costs supporting the strategic alternatives process.

During 2006, the Company recorded manufacturing facility closures, restructuring, strategic alternatives and other charges of $76.1 million of which $36.7 million related to plant closures including, (i) $30.2 million for the closure of the Brighton, Colorado facility, (ii)$9.9 million related to the retirement of Mr. Melbourne F. Yull, (iii) $9.8 million related to cost reductions initiatives, (iv) $8.0 million related to the impairment of certain manufacturing equipment, (v) $3.9 million related to a Canadian income trust project that was cancelled, (vi) $2.9 million in legal costs related to certain patent and trademark disputes, (vii) $2.4 million related to real estate remediation and disposals,  (viii) $1.9 million for a loan amendment fee and (ix) $0.6 million related to the strategic alternatives process

K.

IMPAIRMENT OF GOODWILL

In accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”), which are substantively equivalent to the applicable US standards, the Company normally performs an annual goodwill impairment test as at December 31.

The Company conducted its annual impairment test at December 31, 2008 and concluded that the goodwill attributable to both reporting units was fully impaired due to the recent adverse changes in the economic environment and the expectation that many of these factors will not improve in the near-term. The goodwill impairment charge at December 31, 2008 totalled $66.7 million, including $56.5 million related to the T&F Division and $10.2 million related to the ECP Division.  No goodwill impairment charge was required by Intertape for 2007. The Company conducted a goodwill impairment test at the interim date of September 30, 2006 due to the underlying changes in its business, resulting in a $120.0 million goodwill impairment charge. The Company subsequently performed its annual impairment test at December 31, 2006 and concluded that no additional impairment charge was necessary.

In 2007, as a result of the business structure changes made by the Company, for purposes of the impairment test, based on the specific requirements of the accounting pronouncements, the Company determined that it had two reporting units, the T&F Division and the ECP Division. Previously, the Company had a single reporting unit.  The Company allocated the recorded goodwill between the two reporting units based on their relative fair values at December 31, 2007. The Company calculated the fair value of these reporting units using the discounted cash flow method, and compared it with other methods including multiples of sales and earnings before interest, income taxes, depreciation and amortization, and with historical transactions where appropriate.

L.

RESEARCH AND DEVELOPMENT

Research and development (“R&D”) remains an important function within the Company. Taken as a percentage of sales, R&D was 0.8% for 2008, 0.5% for 2007 and 0.8% for 2006.  The Company continues to focus its R&D efforts on new products, new technology developments, new processes and formulations for existing products.

M.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings before income taxes, net earnings or cash from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization; (iii) refinancing expense, net of amortization; (iv) amortization of other intangibles and capitalized software costs; and (v) depreciation.  Adjusted EBITDA is defined as EBITDA before manufacturing facility closures, restructuring, strategic alternatives and other charges, impairment of property, plant and equipment, impairment of goodwill charges and unprecedented gross profit margin compression. The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meanings prescribed by GAAP in Canada or the United States and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings as indicators of Intertape’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of Intertape’s performance between periods presented. In addition, EBITDA and Adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA RECONCILIATION TO NET EARNINGS

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007	2006
	$	$	$	$	$
Net Loss – As Reported	(99.8)	(0.7)	(92.8)	(8.4)	(166.7)
Add back:
Financial expenses, net of amortization	5.6	5.1	18.7	23.9	25.3
Refinancing expense, net of amortization			2.9
Income taxes (recovery)	4.4	3.4	3.4	12.3	(30.7)
Depreciation & amortization	9.2	10.3	39.6	38.9	36.6
EBITDA	(80.6)	18.1	(28.2)	66.7	(135.5)
Impairment of property, plant and equipment	0.4		0.4
Gross profit margin compression	16.6		16.6
Manufacturing facility closures, restructuring, strategic alternatives and other charges				8.1	76.1
Impairment of goodwill	66.7		66.7		120.0
Adjusted EBITDA	3.1	18.1	55.5	74.8	60.6

EBITDA was ($28.2) million for 2008, $66.7 million for 2007, and ($135.5) million for 2006.  Adjusted EBITDA was $55.5 million, $74.8 million, and $60.6 million for the years 2008, 2007 and 2006 respectively.  The Company’s EBITDA for the fourth quarter of 2008 was ($80.6) million compared to $18.1 million for the fourth quarter of 2007. The Adjusted EBITDA was $3.1 million in the fourth quarter of 2008 as compared to $18.1 million in the fourth quarter of 2007. The lower adjusted EBITDA for 2008 and in the fourth quarter of 2008 compared to 2007 and to the fourth quarter of 2007 is the result of lower gross profits.

N.

FINANCIAL EXPENSES

Financial expenses decreased 5.1% to $25.8 million from $27.2 million for 2007.  Financial expenses increased 2.3% to $27.2 million for 2007 as compared to $26.6 million for 2006.

The decrease in interest expense of $9.1 million or 33.2% was the direct result of the refinancing of the Facility and the repayment of the Term Loan B at the end of March, with the contracting of the ABL.  As a result the ABL has lower margins compared to the term Loan B.  In addition, lower libor rates impacted both the hedged and unhedged portions of the ABL.  The increase in other financial expenses was mainly due to foreign exchange losses in 2008 totalling $0.8 million compared to foreign exchange gains in 2007 totalling $1.0 million.

Included in the first quarter of 2008 is a $6.0 million refinancing expense related to the refinancing of the Facility.  The refinancing expense includes a $2.9 million loss on the settlement of two interest rate swap agreements.  This loss was reclassified from other comprehensive income (loss) as a result of the discontinuance of the cash flow hedge since the debt being hedged was refinanced and the hedging relationship was thereby terminated.  Also included in refinancing expense is $3.1 million of accelerated amortization of debt issue expense incurred in connection with securing the Facility in 2004.

The increase in financial expense in 2007 was as a result of higher interest rates on the Term Loan B due to increased loan margins imposed by the November 8, 2006 and August 8, 2007 loan amendments and higher libor rates impacting the unhedged portion of the Term Loan B. The impact of the higher interest rates was substantially mitigated by the Term Loan B debt repayments made by the Company during 2007, including the $15.6 million excess cash flow payment in March 2007 and the application of the proceeds of the rights offering during the period September through November 2007 reducing the principal balance by $60.9 million.

Financial expenses for the fourth quarter of 2008 totalled $5.8 million, a 9.4% increase from financial expenses in the fourth quarter of 2007. The increase was due to foreign exchange losses in the fourth quarter of 2008 totalling $1.4 million.

O.

INCOME TAXES

In the past three years, the Company’s statutory income tax rate has been influenced primarily by a lower rate on foreign-based income, manufacturing and processing deductions, transactions that resulted in permanent differences and changes in the valuation allowance.

As at December 31, 2008, the Company had approximately $39.6 million in Canadian operating loss carry-forwards for tax purposes expiring from 2009 through 2028, and $221.6 million in US federal and state operating losses for tax purposes expiring from 2010 through 2028. In assessing the valuation of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized.  Management considers the scheduled reversal of future income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company expects the future income tax assets to be realized, net of the valuation allowance at December 31, 2008 as a result of the reversal of existing taxable temporary differences. During the year ended December 31, 2008, the Company’s management revised its assessment of the recoverability of the Company’s future income tax assets. Accordingly, the Company’s  future income tax expense for 2008 includes a $17.2 million increase to the future income tax assets' valuation allowance. Included in deferred income tax expense for 2007 is a $2.6 million of increases to the valuation allowance.

In December 2007, the Canadian Federal government reduced future Federal income tax rates. As a result of the tax rate reductions, the Company recorded $4.3 million of deferred income tax expense in the fourth quarter of 2007 to reflect the decreased value of the Company’s deferred tax assets.

P.

NET EARNINGS – CANADIAN AND US GAAP

For 2008, the Company posted a net loss of $92.8 million as compared to a net loss of $8.4 million in 2007 and $166.7 million in 2006.

The Company reported a net loss of $99.8 million for the fourth quarter of 2008 as compared to a net loss of $0.7 million for the fourth quarter of 2007.  The increase in net loss for the fourth quarter of 2008 compared to the fourth quarter of 2007 was due to the decrease in gross profits and the impairment of goodwill.

Adjusted net earnings, a non-GAAP financial measure (see tables below) amounted to a net loss of $3.1 million for 2008, a net loss of $2.2 million for 2007, and a net loss of $6.9 million for 2006. The Company is including adjusted net earnings here because it believes that adjusted net earnings provides a better comparison of results for the periods presented since it does not take into account impairment of goodwill, impairment of property, plant and equipment, unprecedented gross margin compression, refinancing expense and manufacturing facility closure, restructuring, strategic alternatives and other costs in each period.

Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of adjusted net earnings to net earnings, being the most comparable measurement under GAAP, is set forth below.  The reader is encouraged to review this reconciliation.

Net earnings reported in accordance with Canadian GAAP conforms in all material respects to amounts that would have to be reported had the financial statements been prepared under US GAAP, with the exception that US GAAP does not permit recognition of foreign exchange gains or losses as a result of a partial reduction in foreign self-sustaining operations.  Consequently, in accordance with US GAAP, net earnings in 2008 would be a net loss of approximately $93.7 million, a net loss of $8.4 million in 2007 and a net loss of $166.7 million in 2006.  For further details, see Note 22 to the 2008 audited consolidated financial statements.

In the case of Intertape, net earnings are equal to earnings from continuing operations, as the Company had no discontinued operations, extraordinary items, or changes in accounting principles that resulted in a charge against earnings for these periods.

ADJUSTED CONSOLIDATED EARNINGS

Adjustments for impairment of goodwill, impairment of property, plant and equipment, gross profit margin compression, refinancing expense and manufacturing facility closures, restructuring, strategic alternatives and other charges.

Years Ended December 31,

(In millions of US dollars, except per share amounts)

(Unaudited)

As Reported	2008	2007	2006
	$	$	$
Sales	737.2	767.3	812.3
Cost of sales	659.0	651.0	693.8
Gross profit	78.2	116.3	118.5
Selling, general and administrative expenses	68.2	71.2	84.9
Stock-based compensation expense	1.3	1.8	2.0
Research and development	5.6	4.1	6.3
Financial expenses	25.8	27.2	26.6
Manufacturing facility closures, restructuring, strategic alternatives and other charges		8.1	76.1
Impairment of goodwill	66.7		120.0
	167.6	112.4	315.9
Earnings (loss) before income taxes	(89.4)	3.9	(197.4)
Income taxes (recovery)	3.4	12.3	(30.7)
Net loss	(92.8)	(8.4)	(166.7)

Loss per share – As Reported	2008	2007	2006
Basic	(1.57)	(0.19)	(4.07)
Diluted	(1.57)	(0.19)	(4.07)

Adjustments	2008	2007	2006
Impairment of goodwill	66.7		120.0
Impairment of property, plant and equipment	0.4

Gross profit margin compression	16.6
Refinancing expense	6.0
Adjustments for Manufacturing Facility Closures, Restructuring, Strategic Alternatives and Other Charges		8.1	76.1

Adjustments for impairment of goodwill and manufacturing facility closures, strategic alternatives and other charges.

Years Ended December 31,

(In millions of US dollars, except per share amounts)

(Unaudited)

As Adjusted	2008	2007	2006
	$	$	$
Sales	737.2	767.3	812.3
Cost of sales	642.0	651.0	693.8
Gross profit	95.2	116.3	118.5
Selling, general and administrative expenses	68.2	71.2	84.9
Stock-based compensation expense	1.3	1.8	2.0
Research and development	5.6	4.1	6.3
Financial expenses	19.8	27.2	26.6
	94.9	104.3	119.8
Earnings (loss) before income taxes	0.3	12.0	(1.3)
Income taxes	3.4	14.2	5.6
Net earnings (loss)	(3.1)	(2.2)	(6.9)
Earnings (loss) per Share - As Adjusted
Basic	(0.05)	(0.05)	(0.17)
Diluted	(0.05)	(0.05)	(0.17)

Note: These tables reconcile consolidated earnings (loss) as reported in the accompanying consolidated financial statements to adjusted consolidated earnings (loss) after the elimination of impairment of goodwill, impairment of property, plant and equipment, unprecedented gross margin compression, refinancing expense and manufacturing facility closures, strategic alternatives and other charges. The Company has included these non-GAAP financial measures because it believes the measures permit more meaningful comparisons of its performance between the periods presented.

Q.

EARNINGS PER SHARE – CANADIAN AND US GAAP

Basic and diluted net earnings per share reported in accordance with Canadian GAAP conform in all material respects to amounts that would have been reported had the financial statements been prepared under US GAAP, with the exception that US GAAP does not permit recognition of foreign exchange gains or losses as a result of a partial reduction in foreign self-sustaining operations.. Consequently, in accordance with US GAAP, basic and diluted loss per share would be $1.59 in 2008 compared to basic and diluted loss per share of $0.19 in 2007 and $4.07 in 2006.

The Company reported a loss per share of $1.57 both basic and diluted for 2008 as compared to a loss per share of $0.19 both basic and diluted for 2007. The 2007 loss per share compares to a loss per share of $4.07 both basic and diluted for 2006. The weighted-average number of common shares outstanding for the purpose of the basic and diluted EPS calculation was 59.0 million for 2008 (59.0 million diluted), 45.3 million (45.3 million diluted) for 2007 and 41.2 million (41.2 million diluted) for 2006.

The adjusted EPS for 2008 was a loss per share of $0.05 both basic and diluted compared to a loss per share of $0.05 both basic and diluted for 2007 and to a loss per share of $0.17 both basic and diluted for 2006.

R.

COMPREHENSIVE INCOME

Comprehensive income is comprised of net earnings and other comprehensive income.  For the years ended December 31, 2008, 2007 and 2006, comprehensive income was a loss of $127.7 million, income of $21.8 million and a loss of $164.4 million, respectively.  Comprehensive income for the fourth quarter of 2008 and the fourth quarter of 2007 was a loss of $124.9 million and income of $3.2 million, respectively.  The unfavourable change in accumulated currency translation adjustments is attributable to the weakening of the Canadian dollar relative to the U.S. dollar in 2008.  The decline in the fair market value of the interest rate swap agreements for the three months and year ended December 31, 2008 reflects the actual and expected decline in short-term interest rates during the year.

S.

RESULTS OF OPERATIONS-TAPES AND FILMS DIVISION

Summarized below is a reconciliation of adjusted EBITDA for the Tapes and Films Division between 2007 and 2008 as follows:

Adjusted EBITDA Reconciliation

2007 to 2008

(In millions of US dollars)

(Unaudited)

	Three Months Ended December 31,		Year ended December 31,

Adjusted EBITDA for 2007		$ 16.9		$ 69.3

Decrease in gross profits:
Decline in sales volumes	$ (13.5)		$ (14.1)
Gross profit margin compression	$ (13.9)	$ (27.4)	$ (17.6)	$ (31.7)

Addback gross profit margin compression in fourth quarter		$ 13.9		$ 13.9

Other items, principally lower SG&A expenses		$ 1.5		$ 0.5

Adjusted EBITDA for 2008		$ 4.9		$ 52.0

Sales for the T&F Division for 2008 were $592.2 million, a decrease of 2.2% compared to $605.7 million for 2007.  Sales for 2007 were $605.7 million, a decrease of 3.3% compared to $626.5 million for 2006. The T & F Division had a sales volume (unit) decrease of 7.9% for 2008 and 2.7% for 2007. The sales volume decline in both 2008 and 2007 was not limited to particular product lines or channels of distribution.   Approximately half of the 2008 sales volume decline occurred in the fourth quarter.

In response to rising raw material costs, the T&F Division instituted substantial selling price increases during the first nine months of 2008.  During the fourth quarter of 2008, selling prices declined as raw material costs decreased.  Average selling prices for the T&F Division declined less than 1.0% in 2007, with selling prices increasing in the fourth quarter as noted below.

Sales for the T&F Division for the fourth quarter of 2008 totalled $122.6 million, an 18.8% decrease from sales in the fourth quarter of 2007 of $151.0 million.  Sales volumes (units) decreased 21.9% during the fourth quarter of 2008 compared to the prior year.  The decrease in sales volume was across substantially all product lines and reflected the deep economic downturn that impacted the global economy as a whole and the packaging industry in particular.

Gross profit for the T&F Division totalled $67.4 million in 2008, a decrease of 32.0% from 2007 gross profit of $99.1 million. Gross profit totalled $99.1 million in 2007, an increase of 7.5% from $92.2 million in 2006. Gross margin represented 11.4% of sales in 2008, 16.4% in 2007 and 14.7% in 2006.  Gross profit declined for the first nine months of 2008 compared to the same period in 2007 by $4.3 million due to the decline in sales volumes and the compression of gross margins.  Gross margins for the first nine months of 2008 were 15.0% compared to 16.4% for the first nine months of 2007.  The decline in gross margins during the first nine months of 2008 reflected the inability at various points in time to fully recover cost increases through selling price increases.  Additionally, the T&F Division has not always been able to earn additional margin on the higher costs. Most of the decline in gross profit for 2008 occurred in the fourth quarter due to substantially lower sales volumes and gross margin compression. For 2007, gross profit and gross margins both improved over 2006 performance but particularly when compared to the levels in the second half of 2006. The improved results were attributable to the cost reductions implemented by the Division in late 2006 and early 2007.

T&F Division gross profit for the fourth quarter of 2008 totalled negative $2.8 million at a gross margin of (2.3)% compared to $24.5 million at a gross margin of 16.2% for the fourth quarter of 2007.  The gross profit decline during the fourth quarter of 2008 was due to a substantial decline in sales volumes (units) as discussed above and gross margin compression.  The sales volume decline resulted in lost profits on less sales as well as an increase in the amount of unabsorbed manufacturing overhead costs expensed directly to operations.  The impact of the decline in sales volumes was a decrease in gross profit of $13.5 million compared to the fourth quarter of 2007.  The balance of the gross profit decline in the fourth quarter of 2008 compared to the fourth quarter of 2007 was attributable to gross margin compression.  The rapid decline in the cost of raw materials during the fourth quarter of 2008 began to depress selling prices in December 2008 carrying into early 2009.  The lower selling prices resulted in selected T&F Division products, which had been manufactured with higher cost raw materials, being sold at a loss.  Additionally, at December 31, 2008, the T&F Division reduced the carrying value of its on-hand inventories by $1.5 million to reflect net realizable value.  The T&F Division also recorded a $1.9 million non-cash charge at December 31, 2008, representing the expected loss arising from outstanding raw material purchase commitments that are at above market price levels and that the Division does not expect to be able to recover through selling price increase in 2009.

T&F DIVISION EBITDA RECONCILIATION TO NET EARNINGS

(in millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007	2006
	$	$	$	$	$
Divisional earnings before impairment of goodwill and income taxes	(16.5)	8.9	8.7	39.2	20.1
Depreciation and amortization	7.5	8.0	29.4	30.1	30.4
EBITDA	(9.0)	16.9	38.1	69.3	50.5
Addback gross profit margin compression in fourth quarter	13.9		13.9
Adjusted EBITDA	4.9	16.9	52.0	69.3	50.5

EBITDA for the T&F Division for 2008, 2007 and 2006 was $38.1 million, $69.3 million and $50.5 million, respectively.  The improvement in EBITDA in 2007 compared to 2006 is due to the improved gross profits for the Division and reductions in SG&A expenses.  The T&F Division’s EBITDA for the fourth quarter of 2008 was negative $9.0 million compared to $16.9 million for the fourth quarter of 2007. The decline in EBITDA in the fourth quarter of 2008 compared to the fourth quarter of 2007 is the result of a decrease in gross profits.  The adjusted EBITDA for 2008 was $52.0 million and for the fourth quarter of 2008 was $4.9 million.  Adjusted EBITDA for 2008 removes the impact on the fourth quarter of 2008 gross margin compression described above as well as in Section 4.B above.

T.

RESULTS OF OPERATIONS-ECP DIVISION

Summarized below is a reconciliation of adjusted EBITDA for the ECP Division between 2007 and 2008 as follows:

Adjusted EBITDA Reconciliation

2007 to 2008

(In millions of US dollars)

(Unaudited)

	Three Months Ended December 31,		Year ended December 31,

Adjusted EBITDA for 2007		$ 2.2		$ 9.7

Decrease in gross profits:
Decline in sales volumes	$ (3.9)		$ (7.2)
Gross profit margin compression	$ (2.7)	$ (6.6)	$ 0.8	$ (6.4)

Addback gross profit margin compression in fourth quarter		$ 2.7		$ 2.7

Other items, principally lower SG&A expenses		$ 0.5		$ 0.3

Adjusted EBITDA for 2008		$ (1.2)		$ 6.3

Sales for the ECP Division for 2008 were $145.0 million, a decrease of 10.2% compared to $161.6 million for 2007. Division sales for 2007 were $161.6 million, a decrease of 13.0% compared to $185.8 million for 2006. The sales volume (units) decrease for 2008 compared to 2007 was 15.8%. The largest market for ECP products is North American residential construction, which experienced a slowdown starting in the summer of 2006 and has continued throughout 2007 and 2008. The Company’s decision to close its Piedras Negras, Mexico FIBCs manufacturing operation in March 2006, resulted in lost sales from certain accounts that required North American sourcing.  For 2007 and 2008, the decline in sales was mitigated by the introduction of several new residential construction market products that allowed the Company to participate in segments of the residential construction market that it previously had either not participated in or participated only on a small scale.

In response to rising raw material costs, the ECP Division instituted substantial selling price increases during the first nine months of 2008.  Selling prices declined in the fourth quarter of 2008 on a sequential basis as raw material costs decreased. Average selling prices for the ECP Division increased slightly in excess of 1.0% during 2007.

Sales for the ECP Division for the fourth quarter of 2008 totalled $30.5 million, a 24.7% decrease compared to $40.5 million for the fourth quarter of 2007.  Sales volumes (units) decreased 24.3% for the fourth quarter of 2008 compared to the fourth quarter of 2007.  Selling prices were relatively unchanged in the fourth quarter of 2008 compared to the fourth quarter of 2007 but, as noted above, did decrease on a sequential basis. The weakening of the Canadian dollar relative to the US dollar during the fourth quarter of 2008 also contributed to the fourth quarter decline in sales. The sales volume decrease for the fourth quarter was across most of the ECP Division’s products and was reflective of the deep global economic downturn that occurred in the fourth quarter.

Gross profit for the ECP Division totalled $10.9 million in 2008, a decrease of 37.0% from 2007. Gross profit totalled $17.2 million in 2007, a decrease of 34.4% from $26.3 million in 2006. Gross margin represented 7.5% of sales in 2008, 10.7% in 2007 and 14.1% in 2006.  The gross profit and gross margin improved slightly in the first nine months of 2008 compared to the first nine months of 2007 due to increased selling prices and improved product mix.  The gross profit and gross margin decline for 2008 occurred in the fourth quarter. The decline in 2007 in both gross profit and gross margin compared to all of 2006 is due to the strong performance of the ECP Division in the first half of 2006, before the impact of the slowdown in residential construction and the continued deterioration of that market in 2007.

ECP Division gross profits for the fourth quarter of 2008 totalled negative $2.7 million at a gross margin of (8.7)% compared to $4.0 million at a gross margin of 9.7% for the fourth quarter of 2007.  The gross profit decline during the fourth quarter of 2008 was due to a substantial decline in sales volumes (units) as discussed above and gross margin compression.  The sales volume decline resulted in lost profits on less sales as well as an increase in the amount of unabsorbed manufacturing overhead costs expensed directly to operations.  The impact of the decline in sales volumes was a decrease in gross profit of $3.9 million compared to the fourth quarter of 2007.  The balance of the gross profit decline in the fourth quarter of 2008 compared to the fourth quarter of 2007 was attributable to gross margin compression.  The rapid decline in the cost of raw materials during the fourth quarter of 2008 began to depress selling prices in December 2008 carrying into early 2009.  The lower selling prices resulted in ECP Division products, which had been manufactured with higher cost raw materials, being sold at a loss.  Additionally, at December 31, 2008, the ECP Division reduced the carrying value of its on-hand inventories by $3.9 million to reflect net realizable value.  The ECP Division also recorded a $0.4 million non-cash charge at December 31, 2008, representing the expected loss arising from outstanding raw material purchase commitments that are at or above market price levels and that the Division does not expect to be able to recover through selling prices in 2009.

ECP DIVISION RECONCILIATION TO NET EARNINGS

(in millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007	2006
	$	$	$	$	$
Divisional earnings before impairment of goodwill and income taxes	(5.9)	0.7	(2.8)	4.2	12.2
Depreciation and amortization	2.0	1.5	6.4	5.5	4.9
EBITDA	(3.9)	2.2	3.6	9.7	171
Addback gross profit margin compression in fourth quarter	2.7		2.7
Adjusted EBITDA	(1.2)	2.2	6.3	9.7	17.1

EBITDA for the ECP Division for 2008, 2007 and 2006 was $3.6 million, $9.7 million and $17.1 million, respectively.  The decline in EBITDA for 2008 compared to 2007 occurred in the fourth quarter. The ECP Division’s EBITDA for the fourth quarter of 2008 was negative $3.9 million compared to $2.2 million for the fourth quarter of 2007. The decline was attributable to the lower gross profits discussed above. The decline in EBITDA for 2007 compared to 2006 is due to the lower gross profits for the Division mitigated by a reduction in SG&A expenses.   The adjusted EBITDA for 2008 was $6.3 million and for the fourth quarter of 2008 was negative $1.2 million.  Adjusted EBITDA for 2008 removes the impact on the fourth quarter of 2008 gross margin compression described above as well as in Section 4.B above.

U.

RESULTS OF OPERATIONS-CORPORATE

The Company does not allocate the manufacturing facilities closure, restructuring, strategic alternatives or other charges to the two Divisions.  These expenses are retained at the corporate level as are stock-based compensation financial expenses and the cost of being a public company. The Company also did not allocate the costs of the corporate aircraft lease that was terminated in October 2006. The unallocated corporate expenses for the three years ended December 31, 2008 totalled $2.6 million, $4.2 million and $7.1 million, respectively.

V.

OFF-BALANCE SHEET ARRANGEMENTS

The Company maintains no off-balance sheet arrangements except for the interest rate swap agreements, forward foreign exchange contracts and letters of credit issued and outstanding discussed in the sections entitled “Currency Risk” and “Bank Indebtedness and Credit Facilities” and in Notes 13 and 21 to the 2008 audited consolidated financial statements.

W.

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company entered into three advisory services agreements, two with companies controlled by two current members of the Board of Directors and one with a company controlled by a former senior officer of the Company.  The advisory services include business planning and corporate finance activities and qualify as related party transactions in the normal course of operations, which are measured at the exchange amount.

The agreements are effective through December 31, 2009, but each can be unilaterally terminated by the companies controlled by the Board members and the former senior officer, respectively, with a 30-day written notice. The agreements provided for monthly compensation beginning January 2008 in the amounts of $75,000 and CAD$100,000 per month for a minimum of at least three months. Beginning April 1, 2008, the Company’s financial commitment relating to the services of two of the three companies is $50,000 and CAD$100,000 per month and will remain in effect through December 31, 2009. Effective November 2008, the two companies controlled by the two current members of the Board of Directors each agreed to a 10% reduction in their monthly compensation. The annualized savings arising from this reduction, coupled with the recent strengthening of the US dollar relative to the Canadian dollar totals approximately $350,000 annually.

In connection with these agreements, the Company recorded a charge amounting to approximately $2.1 million (nil in 2007) in its consolidated earnings for the year ended December 31, 2008 included under the caption selling, general and administrative expenses.

In addition to the monthly advisory services described above, the agreements provided for a fee to be paid to each of the companies in connection with the Company’s concluded 2007 shareholder rights offering. The aggregate fee paid to the companies in connection with the rights offering was $1,050,000 during the year ended December 31, 2007.

Finally, the advisory services agreements provide for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the TSX (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CAD$3.61 multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CAD$4.76. The advisory services agreements provide for a reduction in the performance fees in the event of an early termination of the agreements. As at December 31, 2008, the Company’s common share price on the TSX was CAD$1.09.

Effective December 31, 2008, the Company terminated the advisory service agreement with the company controlled by its former senior officer.

X.

LIQUIDITY AND CAPITAL RESOURCES

(i)

Cash Flow

In 2008, the Company generated cash flows from operating activities of $20.8 million compared to cash flows from operating activities of $37.8 million in 2007. In 2006, the Company generated cash flows from operating activities of $53.6 million.  The Company generated cash flows from operating activities in the fourth quarter of 2008 of $12.2 million compared to $16.1 million for the fourth quarter of 2007.

Cash from operations before changes in non-cash working capital items decreased in 2008 by $18.1 million to $25.1 million from $43.2 million in 2007. Cash from operations before changes in non-cash working capital items increased in 2007 to $43.2 million from $9.4 million in 2006. The decrease in 2008 occurred in the fourth quarter and was attributable to the impact of the deep global economic downturn.  Through the first nine months of 2008, cash from operations before changes in non-cash working capital increased by $6.5 million compared to the first nine months of 2007. The increase was due to the absence in 2008 of cash charges for facility closures, restructuring, strategic alternatives and other charges. The increase in 2007 was due to improved profitability and $12.8 million less in cash charges for facility closures, restructuring, strategic alternatives and other charges paid in 2006.  Cash used in operations before changes in non-cash working capital for the fourth quarter of 2008 was $11.3 million compared to cash provided by operations before changes in non-cash working capital of $13.2 million in the fourth quarter of 2007.  The decrease was due to the decline in profitability previously discussed.

In 2008, non-cash working capital items used $4.3 million in net cash flow. The components of non-cash working capital items changed significantly during the fourth quarter. Through the first nine months of 2008, non-cash working capital used $27.9 million in net cash flow.  The most significant uses of cash were to increase inventories by $16.0 million and trade accounts receivables by $18.3 million.  The increase in inventories, which was mitigated in part by a $7.6 million increase in accounts payable and accrued liabilities, was the result of the rapid escalation in the cost of resin-based raw materials during the first nine months of 2008.  The increase in trade accounts receivables was due to higher sales in September 2008 compared to December 2007 as well as strong year-end cash collections at December 31, 2007. Non-cash working capital provided $23.5 million in net cash flow in the fourth quarter of 2008.  During the fourth quarter, trade accounts receivable provided $30.3 million of cash, inventories provided $9.8 million of cash and accounts payable and accrued liabilities used $15.3 million of cash. These significant movements are reflective of the changes to the Company’s business during the quarter as sales and raw material costs declined. There are changes in non-cash working capital items between the balance sheet dates that are not reflected in the cash flows.  These changes are the impact of foreign currency translation adjustments between balance sheet dates and do not have an impact on changes in working capital presented in the consolidated cash flows statements.

In 2007, non-cash working capital items used $5.4 million in net cash flow.  A total of $18.7 million of cash was used in the building of inventories, including $9.0 million in the fourth quarter.  During the fourth quarter, the Company pre-bought raw material inventories in advance of announced raw material cost increases.  The Company increased finished goods inventory levels during the fourth quarter to prepare for planned first quarter production equipment upgrades that would temporarily shut down selected production lines as well as build inventories in anticipation of a customer demand spike late in quarter that did not materialize.  Trade accounts receivable provided $9.5 million in net cash flow for the 2007, primarily due to improved customer agings.

Cash flows used in investing activities was $21.8 million for 2008 as compared to $18.7 million for 2007 and $29.6 million for 2006.  These investing activities include an increase in property, plant and equipment of $21.0 million for 2008, $18.5 million for 2007 and $27.1 million for 2006.  Other assets increased $0.8 million during 2008, $1.3 million during 2007 and $5.4 million in 2006. Cash flows used in investing activities was $3.7 million for the fourth quarter of 2008 compared to $5.1 million for the fourth quarter of 2007, a decrease of $1.4 million.

Cash flows provided by financing activities totalled $2.4 million in 2008 due to an increase in long-term debt. Cash flows used in financing activities amounted to $22.1 million in 2007 compared to $17.0 million in 2006.  The Company raised $60.9 million net of expense from the September 2007 rights offering.  These funds were used to reduce long-term debt in the third and fourth quarters of 2007 by $60.9 million.  The Company also made a $15.6 million principal payment in March 2007 in satisfaction of its 2006 “excess cash flow payment” obligation under its Senior Secured Credit Facility.

Free cash flow, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less property, plant and equipment expenditures was negative $0.2 million in 2008, compared to $19.3 million in 2007. The decline in free cash flow in 2008 was primarily the result of the decline in profitability for the year, coupled with an increase in capital expenditures for the year.  Free cash flow was $19.3 million in 2007, a decline of $7.2 million from $26.5 million in 2006. The decline was due to non-cash working capital consuming $5.4 million in cash for 2007, after generating $44.2 million in cash for 2006. The Company is including free cash flow because it is used by Management and investors in evaluating the Company’s performance and liquidity.  Free cash flow does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flow to cash flow from operating activities, the most directly comparable GAAP measure, is set forth below. The reader is encouraged to review this reconciliation.

FREE CASH FLOW RECONCILIATION

(In millions of US dollars)

	2008	2007	2006
	$	$	$
Cash Flows From Operating Activities	20.8	37.8	53.6
Less: Capital Expenditures	21.0	18.5	27.1
Free Cash Flow	(0.2)	19.3	26.5

(ii)

Working Capital

As at December 31, 2008, working capital stood at $133.1 million, as compared to $145.6 million as at December 31, 2007. The decrease of $12.5 million was primarily due to decreased trade accounts receivables and inventories.

Quick assets, which are the Company’s total current assets excluding prepaid expenses and future income taxes, decreased by $22.9 million during 2008 to a level of $199.9 million, and increased by $18.9 million during 2007 to a level of $222.8 million. The 2008 decrease was primarily due to the decline in trade accounts receivables and inventories. The increase during 2007 was due to the increase in inventories.

The Company’s cash liquidity is influenced by several factors, the most significant of which are the Company’s profitability and its level of inventory investment. Historically, the Company has periodically increased its inventory levels when business conditions suggest that it is in the Company’s interest to do so, such as the buying opportunities the Company took advantage of in the fourth quarter of 2007 to mitigate the impact of rising raw material costs. The Company expects to continue this practice when circumstances suggest that it is appropriate and when the Company believes it has adequate cash and credit availability to support such strategies. No inventory pre-buy occurred at December 31, 2008.

Days outstanding in trade receivables were 37.3 days at the end of 2008 as compared to 43.5 days at the end of 2007. Inventory turnover (cost of sales divided by inventories) improved to 7.2 times in 2008 compared to 6.6 times in 2007.

(iii)

Currency Risk

As disclosed in Note 21 to the 2008 audited consolidated financial statements, the Company employs significant net assets in its foreign Canadian self-sustaining operations and to a lesser degree in its foreign European self-sustaining operations. Accordingly, changes in the exchange rates between the respective functional currencies of these operations and the Company’s US dollar reporting currency will result in significant fluctuations in the net assets of these operations in US dollar terms. The effect of these fluctuations is reported in the Company’s 2008 audited consolidated other comprehensive income (loss).

Additionally, the Company is subject to foreign exchange rates risks through transactions conducted by its Canadian, US and European operations, which are conducted in currencies other than the functional currencies of the entities earning the revenues or incurring the expenses.  Changes in the exchange rates may result in decreases or increases in foreign exchange gains or losses recorded in the Company’s consolidated earnings (loss) for the period.  Until recently, the Company has not used derivative financial instruments to reduce its exposure to foreign currency risk, as historically these risks have not been significant.  In November and December 2008, and in accordance with the Company’s foreign exchange rates risk policy, the Company executed a series of thirty-six (36) monthly forward foreign exchange rates contracts (the “Contracts”) to purchase an aggregate CAD$40.0 million beginning in February 2009, at fixed exchange rates ranging from CAD$1.1826 to CAD$1.2808 to the US dollar.  The Contracts will mitigate foreign exchange rates risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars (the “Purchases”). The Company designated these Contracts as a cash flow hedge, effectively mitigating the cash flow risk associated with the settlement of the Purchases.

Finally, and in accordance with the Company’s foreign exchange rates risk management policy, the Company is currently reviewing the extent of using similar forward foreign exchange rate contracts to cover additional inventory purchases, undertaken by the Company’s U.S. operations, for a maximum amount $CAD55.0 million. As part of this ongoing review process, the Company obtains quotes from its primary lender and performs sensitivity analysis and risk modeling for possible fluctuations to the underlying foreign exchange rates.

(iv)

Capital Expenditures

Total property, plant and equipment expenditures were $21.0 million, $18.5 million and $27.1 million for the years 2008, 2007 and 2006, respectively.  As discussed under “Outlook”, the Company expects to spend approximately $6.0 million in property, plant and equipment expenditures in the first and second quarters of 2009, in satisfaction of outstanding capital project commitments, and then adjust its capital spending thereafter to invest only in maintenance capital expenditures until the Company experiences a substantial and enduring improvement in its operating results.  The Company estimates that annual maintenance capital expenditures are approximately $8.0 million.

Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in volumes in most products without additional capital expenditure.  In addition, Management believes the Company is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings and expand its markets.

Y.

LONG-TERM DEBT AND FINANCIAL DERIVATIVES

As discussed under Section 5.B, “Liquidity”, on March 27, 2008 the Company successfully refinanced its Facility with a $200.0 million ABL entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment. As at December 31, 2008, the Company had borrowed $118.3 million under its ABL, including $4.3 million in letters of credit. As at December 31, 2007, $2.1 million had been borrowed under the revolving line of credit portion of the Facility, all of which consisted of letters of credit. When combined with on-hand cash and cash equivalents, the Company had total cash and credit availability of $50.7 million as at December 31, 2008 and $73.4 million as at December 31, 2007.  The decrease in total cash and credit availability between December 31, 2008 and December 31, 2007 was primarily due to the decline in availability under the ABL at December 31, 2008 as a result of decrease in the balance of eligible trade accounts receivable.

In 2007 and 2006, the Company reduced its indebtedness associated with its long-term debt instruments by $80.7 million and $2.9 million, respectively. The payments in 2007 included a $15.6 million principal payment from 2006 “excess cash flow” as defined under the Company’s Facility.  Also included in the 2007 payments was a $60.9 million reduction in the Facility representing the net proceeds received in the September 17, 2007 shareholder rights offering.  The balance of principal payments for 2007 and 2006 were in accordance with the Company’s debt amortization schedules.

At December 31, 2008, the current instalments on long-term debt were $1.0 million.

Z.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2008:

	Payments Due by Period
Contractual Obligations (in millions of US dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Long-Term Debt	248.5	0.1	3.2	118.0	127.2
Capital (Finance) Lease Obligations	9.6	1.0	1.4	1.1	6.1
Operating Lease Obligations	9.2	2.3	3.2	2.7	1.0
Purchase Obligations	13.0	13.0
Other Long-Term Liabilities Reflected on Balance Sheet under GAAP of the primary financial statements
Total	280.3	16.4	7.8	121.8	134.3

AA.

CAPITAL STOCK

As at March 27, 2009 there were 58,956,348 common shares of the Company outstanding.

In 2006 employees exercised stock options worth $0.1 million. No options were exercised in 2007 or 2008.

On August 26, 2008, the Company announced the entering into effect of a new normal course issuer bid (“NCIB”) in Canada, pursuant to which the Company could, over a 12-month period, repurchase at prevailing market prices, up to a maximum of 2,947,817 of its common shares.  The NCIB commenced on August 28, 2008 and remains in effect until August 27, 2009.  During the year ended December 31, 2008, the Company’s common shares repurchased for cancellation under the NCIB were insignificant. The Company believes that the purchase of its own common shares may, in appropriate circumstances, be a responsible investment of available funds on hand.

BB.

DISTRIBUTION RIGHTS PURCHASE AGREEMENT

In September 2008, the Company acquired the exclusive North American rights to a patent pending automatic wrapping system.  The system is designed to automate the process of wrapping packages of up to 65 feet in length. The technology targets industries such as wood products, which are traditionally manually wrapped. Along with the distribution rights, the Company acquired wrapping machines and existing customer contracts for a total consideration of $5.5 million.

As part of acquiring the distribution rights, the Company also made future performance commitments.  Additional considerations or penalties are to be paid based on these commitments.  However, within the first two years of the purchase agreement, the automatic wrapping system must achieve certain market acceptance parameters or the Company has the right to renegotiate the future performance commitments with the vendor and if such renegotiation is not concluded on terms satisfactory to the Company, then the future performance commitments will not be binding on the Company. As at December 31, 2008, the Company i) was not in a position to determine, beyond a reasonable doubt, the outcome of its commitment and ii) concluded that the vendor retains future performance obligations under the provisions of the agreement.  Accordingly, the Company will account for these contingencies upon their resolution.

CC.

PENSION AND POST-RETIREMENT BENEFIT PLANS

Intertape’s pension benefit plans currently have an unfunded deficit of $20.9 million at the end of 2008 as compared to $10.4 million at the end of 2007. For 2008 and 2007, the Company contributed $5.8 million and $7.1 million, respectively to its funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit but expects to meet its pension benefit plan funding obligations in 2009 through cash flows from operations.

DD.

DIVIDEND ON COMMON SHARES

No dividends were declared on the Company’s stock in 2008, 2007 or 2006.

EE.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires Management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. On an on-going basis Management reviews its estimates, including those relating to the allowance for doubtful accounts, reserve for slow moving and unmarketable inventories, future and current income taxes and impairment of long-lived assets and goodwill based on currently available information. Actual results may differ from those estimates.

The allowance for doubtful accounts is based on reserves for specific accounts which Management believes may not be fully recoverable combined with an overall reserve reflective of the Company’s historical bad debt experience and current economic conditions.

Establishing and updating the reserve for slow moving and unmarketable inventories starts with an evaluation of the inventory on hand as compared to historical and expected future sales of the products. For items identified as slow-moving or unmarketable; the cost of products is compared with their estimated net realizable values and a valuation reserve is established when the cost exceeds the estimated net realizable value.

The Company assesses the recoverability of its fixed assets using projected future undiscounted cash flows and comparing those cash flows to the net book value of the fixed assets when changes in events and circumstances indicate a possible impairment of certain assets or group of assets.

In accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”), which are substantively equivalent to the applicable US standards, the Company performs an annual goodwill impairment test as at December 31. For purposes of the impairment test, based on the specific requirements of the accounting pronouncements, the Company determined that it was two reporting units, Tapes and Films and Engineered Coated Products. The Company calculates the fair value of these reporting units using the discounted cash flow method. As occurred in 2006, the Company performs goodwill impairment tests at interim dates when changes in the underlying business of the Company suggest that a possible impairment has occurred.

In assessing the realizability of future income tax assets, Management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

FF.

CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, in accordance with the applicable transitional provisions, the Company adopted the new recommendations of the CICA Handbook Sections 3031 “Inventories”, 1535, “Capital Disclosures”, 3862, “Financial Instruments – Disclosures”, and 3863, “Financial Instruments – Presentation”.

Inventories

Section 3031 provides more extensive guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.  Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are excluded from the cost of inventories and expensed during the period in which they are incurred. In addition, the new section requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in first-out inventory costing methodology and requires that, when circumstances which previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed. The new standard also requires various additional disclosures, in particular, the amount of inventories recognized as an expense during the period and the amount of any reversal of write-downs that is recognized as a reduction of expenses.

In accordance with the transitional provision of this section, the Company has chosen that any adjustment of the previous carrying amount of inventories will be recognized as an adjustment to the opening balance of retained earnings (deficit) at the beginning of the fiscal year of initial application. The consolidated financial statements of prior fiscal years were not restated.

The adoption of this new standard resulted in the following changes as at January 1, 2008: a $0.3 million increase in deficit, a $0.4 million decrease to inventories and a $0.1 million increase of future income tax assets. In addition, the adoption of this new standard resulted in an increase in cost of sales of $0.4 million, an increase in net loss of $0.3 million and inconsequential impact on both basic and diluted earnings per share for the year ended December 31, 2008.

Capital Management and Financial Instruments Disclosures and Presentation

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. This additional disclosure includes quantitative and qualitative information regarding objectives, policies and processes for managing capital, as well as the entity’s compliance with externally imposed capital requirements.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. These sections replaced Section 3861, “Financial Instruments – Disclosure and Presentation”.

The results of the implementation of these new standards are included in Note 21 to the 2008 audited consolidated financial statements and had no impact on the Company’s consolidated financial results and position.

Prompt Payment Discounts Received From Vendors

During the year ended December 31, 2008, the Company applied the recommendations of the CICA Emerging Issues Committee (“EIC”) No. 144 “Accounting by a customer (including reseller) for certain considerations received from a vendor” with respect to prompt payment discounts received from its vendors. Historically, the Company did not apply this EIC with respect to prompt payment discounts since the related amounts were determined to be not significant to the consolidated financial statements. However, in light of rapidly increasing raw material prices during 2008 and the resulting increase in the value of prompt payment discounts offered by its vendors, such amounts have become significant in the determination of the Company’s financial results for the year. This EIC requires that consideration given to a customer by a vendor in the form of prompt payment discounts, be classified as a reduction of cost of sales in the customer’s statement of earnings. Accordingly, the Company retroactively reclassified approximately $1.9 million and $0.9 million of prompt payment discounts historically included in financial expenses as a reduction of cost of sales for the years ended December 31, 2007 and 2006, respectively. These reclassifications do not change the Company’s reported net loss for these years.  For the year ended December 31, 2008, included in the Company’s consolidated earnings is $1.7 million of prompt payment discounts presented under the caption of cost of sales.

GG.

IMPACT OF ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

Canadian GAAP

Goodwill and Intangible Assets

In February 2008, the CICA published new Section 3064, “Goodwill and Intangible Assets”. This section which replaces “Goodwill and Other Intangible Assets”, Section 3062, and “Research and Development Costs”, Section 3450, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. In addition, Section 1000, “Financial Statement Concepts” was amended to clarify the criteria for recognition of an asset. Finally, once a company adopts this new section it may no longer apply the guidance in EIC Abstract 27, “Revenues and Expenditures during the Pre-Operating Period”.

This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and the Company will implement it as of January 1, 2009. The Company does not anticipate that the application of this new standard will have a material impact on its financial results upon adoption.

International financial reporting standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that, as at January 1, 2011, publicly-accountable enterprises are expected to adopt IFRS. Accordingly, the Company expects to adopt these new standards during its fiscal year beginning on January 1, 2011. The AcSB also stated that, during the transition period, enterprises will be required to provide comparative IFRS information for the previous fiscal year. The IFRS issued by the International Accounting Standards Board (“IASB”) require additional financial statement disclosures and, while the conceptual framework is similar to GAAP, enterprises will have to take account of differences in accounting principles.

The Company has begun the IFRS implementation process, which consists of four phases: 1- preliminary assessment and planning, 2- detailed evaluation of the process, 3- defining the solution process and, 4 – implementation process.  The Company has completed phase 1, and is currently working on phase 2 of the changeover by evaluating the impact of the conversion, training key personnel, as well as identifying the changes to the Company’s accounting policies, systems, processes and controls.

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the EIC of the CICA approved abstract No. 173 “Credit risk and the fair value of financial assets and financial liabilities” (“EIC-173”), which clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. EIC-173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this abstract. The Company will implement the provisions of EIC-173 in its fair value determination of financial assets and liabilities as at March 31, 2009. The Company is currently assessing the impact of adopting this new standard on its consolidated financial statements.

US GAAP

Business Combinations

In December 2007, FASB issued Financial Accounting Standard No. 141(R), "Business Combinations" ("SFAS 141(R)”). The standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, how goodwill or a gain from a bargain purchase option is recognized and measured in a business combination, and outlines disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of a business combination. SFAS 141(R) outlines that the acquisition date fair value is the measurement objective for all assets acquired and liabilities assumed. SFAS 141(R) requires that all acquisition related and restructuring costs be charged to earnings and requires contingent consideration to be recognized at its fair value on the date of acquisition. Certain contingent consideration arrangements will result in fair value changes being recognized in earnings until settled. This statement eliminates adjustments to goodwill for changes in deferred tax assets and uncertain tax positions after the acquisition accounting measurement period (limited to one year from the date of acquisition). Finally, business combinations related costs will be charged to earnings as incurred. SFAS 141(R) is effective prospectively for acquisitions that occur on or after January 1, 2009. The Company expects the adoption of SFAS 141(R) to affect its consolidated financial statements and any underlying business combinations subsequent to January 1, 2009.

Useful Life of Intangible Assets

In April 2008, FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142. The purpose of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Accordingly, entities are required to disclose information for a recognized intangible asset that enables users of the financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entities intent and/or ability to renew or extend the arrangement. For the Company, FSP No. 142-3 is effective January 1, 2009. The Company does not expect the adoption of FSP No. 142-3 to have a significant impact on its consolidated financial statements.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, Statement of Financial Accounting Standard No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162") was issued, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. FASB does not expect this standard to change current practice. SFAS 162 will become effective 60 days following the Security and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated financial statements.

Fair Value Measurement

In September 2006, in an effort to increase consistency and comparability in fair value measurements, the FASB issued Statement No.157, "Fair Value Measurement", which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new instruments to be recognized at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FASB Staff Position FAS 157-2 “Effective date of FASB statement No. 157”, to provide a one-year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis. For non-financial assets and non-financial liabilities subject to the deferral, the effective date of SFAS 157 is postponed to fiscal year beginning after November 15, 2008 and to interim periods within those fiscal years. The Company does not expect the adoption of SFAS No. 157 will have a material impact on its consolidated financial statements.

HH.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCING REPORTING

The Executive Director and Chief Financial Officer of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2008.  They concluded based on such evaluation that the Company’s disclosure controls and procedures were effective.  However, they concluded based on their evaluation of the Company’s internal control over financial reporting that, as at December 31, 2008, the Company had a material weakness related to the recording of freight invoices and the related accrual and expense. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. Because of this material weakness, the Executive Director and Chief Financial Officer have concluded that the Company’s system of internal control over financial reporting was not effective.  Notwithstanding the above mentioned weakness, the Executive Director and Chief Financial Officer have concluded that the consolidated financial statements included in this report fairly present the Company’s consolidated financial position and the consolidated results of the operations, as at and for the year ended December 31, 2008.

The Executive Director and Chief Financial Officer have also reviewed whether any change in the Company’s internal control over financial reporting occurred during 2008 that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting and concluded that there was none aside from the deficiency described above.  The deficiency was corrected during the first quarter of 2009 through the institution of a series of account reconciliation procedures.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

II.

DISCLOSURE REQUIRED BY THE NYSE

A summary of the significant ways that the corporate governance practices of the Company differs from that of a US Company is available on the Company’s website: www.intertapepolymer.com under “Investor Relations”.

JJ.

ADDITIONAL INFORMATION

Additional information relating to Intertape, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

KK.

FORWARD-LOOKING STATEMENTS

Certain statements and information included in this Annual Report filed on Form 20-F constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.  This Management’s Discussion & Analysis contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, free cash flow, EBITDA, adjusted EBITDA, and operating profit.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Item 6.

Directors, Senior Management and Employees

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the date upon which each Director was first elected.  Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting.

The next annual shareholders’ meeting is scheduled to be held on June 30, 2009, at which time the current term of each Director will expire.

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

The following table sets forth the name, residence and position of each executive officer (“Named Executive Officers”) of the Company as of the date hereof, as well as the date upon which each Named Executive Officer was first elected:

Name and City of Residence	Position and Occupation	First Elected To Office
Melbourne F. Yull Sarasota, Florida	Executive Director	2007
	Chief Executive Officer	1989
Victor DiTommaso, CPA Bradenton Beach, Florida	Chief Financial Officer	2007
	Vice President Finance	2003
	Treasurer	2005
Burgess H. Hildreth Sarasota, Florida	Vice President, Human Resources	1998
Gregory A. Yull Sarasota, Florida	President, Distribution Products	2005
	President, Tapes & Films	2008
Jim Bob Carpenter Sarasota, Florida	Executive Vice President, Global Sourcing	2004
	President, ECP Division	2008

The principal occupations of each Named Executive Officer for the last five (5) years is as follows:

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

Gregory A. Yull was appointed President, Tapes & Films, in 2008.  Prior to that he was President, Distribution Products (Tapes & Films), since October, 2005.  Prior to that he served as Executive Vice President, Industrial Business Unit (for tapes and films) since November 2004, and prior to that was President, Film Products, since June, 1999.  Prior to that he was Products Manager - Films since 1995.

Jim Bob Carpenter was appointed President, ECP Division in 2008.  Prior to that he was Executive Vice President, Global Sourcing since January, 2005.  Prior to that he served as the President, Woven Products (now ECP), since 1998 and prior to that, he was the General Manager of Polypropylene Resin Division of Fina Oil & Chemical Co.

B.

COMPENSATION

The following table sets forth the compensation paid, and benefits in kind granted, to the Company’s Directors and Named Executive Officers for the last fiscal year for services in all capacities to the Company, including contingent and deferred compensation.

2008	Annual Compensation			Long-Term Compensation
				Awards
Name and principal position	Salary $	Bonus $	Director/ Committee Fees $	Number of options granted	GTL $
Melbourne F. Yull (1) Director & Executive Officer	---	---	---	---	---
Eric E. Baker (2) Director, Chairman	---	---	---	---	---
George J. Bunze Director	---	---	54,500	---	---
Allan Cohen Director	---	---	49,000	---	---
Torsten A. Schermer Director	---	---	52,000	---	---
Robert Beil Director	---	---	43,000	---	---

Victor DiTommaso, CPA Chief Financial Officer	286,200	233,496	---	100,000	1,439
Gregory A. Yull President, Tapes & Films Division	399,635	178,500	---	---	877
Jim Bob Carpenter President, ECP Division and Executive Vice-President, Global Sourcing	322,235	269,411	---	100,000	1,637
Burgess H. Hildreth Vice-President, Human Resources	243,919	---	---	---	6,466

(1)

Pursuant to the terms of that certain Advisory Services Agreement dated August 1, 2007, as amended, during 2008 the Company paid Sammana Group Inc., the sole shareholder of which is Melbourne F. Yull, fees in the amount of US$590,000.00.

(2)

Pursuant to the terms of that certain Advisory Services Agreement dated August 1, 2007, as amended, during 2008 the Company paid Altacap II Inc., the sole shareholder of which is Eric E. Baker, fees in the amount of CAD$1,180,000.00.

The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

Total Cash Payments

Total cash payments for employee future benefits for 2008, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $5.8 million ($7.1 million in 2007 and $8.7 million in 2006).

Executive Employment Contracts and Change of Control Agreements

The following agreements between the Company and Named Executive Officers were in effect at the end of the Company’s most recently-completed financial year.

The Company entered into “change of control” agreements as of January 2001 with each of Messrs. Jim Bob Carpenter (President, ECP Division and Executive Vice-President, Global Sourcing), Burgess Hildreth (Vice-President, Human Resources) and Gregory A. Yull (President, Tapes & Films Division), and as of January 2004 with Victor DiTommaso (Chief Financial Officer).  These agreements provide that if, within a period of six months after a change of control of the Company: (a) the executive voluntarily terminates his employment with the Company; or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to 12 to 24 months of such executive’s remuneration at the effective date of such resignation or termination, depending on his seniority.

Furthermore, these agreements also provide that if during the term of the executive’s employment a bona fide offer is made to all shareholders of the Company which, if accepted, would result in a change of control of the Company, then, subject to any applicable law, all of the executive’s options which have not yet become vested and exercisable shall become vested and exercisable immediately.  Upon expiry of such bona fide offer, if it does not result in a change of control of the Company, all of the executive’s unexercised options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.

On August 2, 2006, the Company entered into an employment agreement with Gregory A. Yull, President, Tapes & Films Division of the Company, which provides Mr. Yull with an annual salary of $340,000.  The employment agreement further provides that upon termination of his employment, Mr. Yull will receive his annual salary for 24 months plus an amount not to be less than his average bonus percentage for the years 2005 and 2006, but in no event, when combined with the salary payments, more than $952,000 in the aggregate.  Mr. Yull will continue to benefit from the Company’s medical and dental plan as well as paid golf club membership fees for the 24 months.  He will also benefit from outplacement services upon termination of his employment and have to repay to the Company all outstanding loans, if any, within 24 months.

On June 28, 2007, the Company entered into Retention Bonus Letter Agreements with Jim Bob Carpenter, President, ECP Division and Executive Vice-President, Global Sourcing of the Company, and with Victor DiTommaso, Chief Financial Officer of the Company.  The Retention Bonus Letter Agreements were amended on December 11, 2007.  The Retention Bonus Letter Agreements provided for the payment of a retention bonus equal to one year of the executive’s then-current base salary if the executive remained in the employ of the Company until the earlier of: (i) his release date (if any) as determined by the Company; and (ii) June 28, 2008.  Accordingly, retention bonuses in the amounts of $269,411 and $233,496 were paid to Mr. Carpenter and Mr. DiTommaso, respectively, on or about June 28, 2008.

Option Grants During the Most Recently Completed Fiscal Year

The following table sets out the details of all grants of options to the Directors and Named Executive Officers during the fiscal year ended December 31, 2008.

Name	Options granted	% of total options granted to employees in financial year	Exercise price $	Market value on date of grant $	Expiration date
Melbourne F. Yull	---	---	---	---	---
Eric F. Baker	---	---	---	---	---
George J. Bunze	---	---	---	---	---
Allan Cohen	---	---	---	---	---
Torsten A. Schermer	---	---	---	---	---
Robert Beil	---	---	---	---	---
Victor DiTommaso	100,000	50%	3.44	2.75	08/26/2014
Gregory A. Yull	---	---	---	---	---
Jim Bob Carpenter	100,000	50%	3.44	2.75	08/26/2014
Burgess Hildreth	---	---	---	---	---

Option Exercises In Last Fiscal Year and Fiscal Year-End Option Value

No options to purchase common shares of the Company were exercised by any of the Directors or Named Executive Officers during the fiscal year ended December 31, 2008.  The following table sets out for each of the Directors and Named Executive Officers the total number of unexercised options held as at December 31, 2008 and the value of such unexercised options at that date.

Name	Number of unexercised options at fiscal year-end Exercisable / Unexercisable	Value of unexercised “in the money” options at fiscal year-end Exercisable / Unexercisable ($) (1)
Melbourne F. Yull	552,000 / 0	— / —
Eric E. Baker	0 / 0	— / —
George J. Bunze	15,000 / 15,000	— / —
Allan Cohen	15,000 / 15,000	— / —

Torsten A. Schermer	15,000 / 15,000	— / —
Robert Beil	15,000 / 15,000	— / —
Victor DiTommaso	58,696 / 180,784	— / —
Gregory A. Yull	266,768 / 652,073	— / —
Jim Bob Carpenter	104,727 / 224,407	— / —
Burgess H. Hildreth	99,610 / 231,439	— / —

____________________

(1)

The value of unexercised “in-the-money” options is calculated using the closing price of the common shares of the Company on the New York Stock Exchange on December 31, 2008 ($0.73) less the respective exercise prices of the options.

Executive Stock Option Plan

In 1992, Intertape established the Executive Stock Option Plan (the “ESOP”) in respect of the common shares of the Company, which has been amended from time-to-time.  At a special meeting of shareholders of the Company held on September 5, 2007, shareholders approved the most recent amendment to the ESOP, which increased the maximum number of common shares that may be issued under the ESOP to a number equal to 10% of the issued and outstanding common shares of the Company from time-to-time.  The ESOP is administered by the Board of Directors of the Company.

The purpose of the ESOP is to promote a proprietary interest in the Company among the executives, key employees and directors of the Company and its subsidiaries, in order to both encourage such persons to further the development of the Company and assist the Company in attracting and retaining key personnel necessary for the Company’s long-term success.  The Board of Directors designates from time-to-time those persons to whom options are to be granted and determines the number of common shares covered by such options.  Generally, participation in the ESOP is limited to persons holding positions that can have an impact on the Company’s long-term results.

The number of common shares to which the options relate is determined by taking into account, inter alia, the market value of the common shares and each optionee’s base salary.

The following is a description of certain features of the ESOP, as required by the Toronto Stock Exchange:

(a)

options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;

(b)

options vest at the rate of 25% per year, beginning, in the case of options granted to employees, on the first anniversary date of the grant and, in the case of options granted to non-management directors, on the date of the grant;

(c)

the aggregate number of options that may be granted to directors who are not part of management may not exceed 1% of the number of issued and outstanding common shares of the Company;

(d)

the exercise price of the options is determined by the Board of Directors, but cannot be less than the “Market Value” of the common shares of the Company, defined in the ESOP as the average of the closing price of the common shares on the Toronto Stock Exchange and New York Stock Exchange for the day immediately preceding the effective date of the grant;

(e)

notwithstanding the foregoing, “Market Value” cannot be lower than the closing price of the common shares on the Toronto Stock Exchange for the day immediately preceding the effective date of the grant;

(f)

the number of common shares reserved for issuance to any person cannot exceed 5% of the number of issued and outstanding common shares of the Company;

(g)

the number of common shares issuable to any one “insider” of the Company and such person’s associates within a one-year period cannot exceed 5% of the number of issued and outstanding common shares of the Company;

(h)

the number of common shares reserved for issuance pursuant to stock options granted to “insiders” under the ESOP or any other compensation arrangement of the Company cannot exceed 10% of the number of issued and outstanding common shares of the Company, and the number of common shares issuable to “insiders” within a one-year period under the ESOP or any other compensation arrangement of the Company cannot exceed 10% of the number of issued and outstanding common shares of the Company;

(i)

options granted under the ESOP may not at any time be repriced;

(j)

options granted under the ESOP may not be assigned;

(k)

in the event that a bona fide offer to purchase all or part of the outstanding shares is made to all shareholders, notice thereof must be given by the Company to all optionees and all options will become immediately exercisable, but only to the extent necessary to enable an optionee to tender his or her shares should the optionee so desire;

(l)

when a director of the Company ceases to be a director, all non-vested options are immediately cancelled and the former director is entitled to exercise, within a period of three months from such event, options that had vested at the time the director ceased to be a director;

(m)

in the case of retirement, all non-vested options are immediately cancelled and the former employee is entitled to exercise, within a period of twelve months from retirement, options that had vested at the time of retirement;

(n)

in the case of an optionee’s or director’s death, all non-vested options are immediately cancelled and the estate is entitled to exercise, within a period of twelve months from death, options that had vested at the time of death; and

(o)

when a optionee ceases to be an employee of the Company or a subsidiary for any reason other than retirement or death, all non-vested options are immediately cancelled and the optionee is entitled to exercise, within a period of three months from the termination of employment, options that had vested at the time of termination of employment.

As at December 31, 2008, there were options outstanding under the ESOP to purchase an aggregate of 3,511,462 common shares, representing 6.0% of the issued and outstanding common shares of the Company, and a total of 1,997,680 options exercisable.

Pension and Post Retirement Benefit Plans

Melbourne F. Yull was Chairman of the Board of Directors and Chief Executive Officer of the Company from January 11, 1995 to June 14, 2006.  Prior thereto, Mr. Yull was the President and a director of the Company or a predecessor thereof, from 1981.  The former employment agreement entered into between the Company and Mr. Yull provided that Mr. Yull receive from the Company a defined benefit supplementary pension annually for life in an amount equal to 2% of the average of Mr. Yull’s annual gross salary for the final five years of his employment with the Company, multiplied by his years of service with the Company to retirement.  Accordingly, Mr. Yull receives a pension from the Company in an amount of $260,935 per year.  Mr. Yull is currently Executive Director of the Company.

H. Dale McSween was an employee of the Company from 1982 and held several executive positions with the Company.  Mr. McSween served as the Interim Chief Executive Officer of the Company until June 28, 2007.  In 2005, the Company entered into a letter agreement with Mr. McSween with respect to a defined benefit retirement arrangement whereby the Company agreed to fund a $150,000 annual pension (at age 65) for Mr. McSween with a 50% survivor benefit (or, in the case of death prior to age 65, a survivor benefit of 100% of base salary for one year, and 50% of base salary for each of the following four years).  In August 2006, the Company and Mr. McSween formalized their agreement and amended it to provide for a $200,000 annual pension (at age 65), with the remaining terms and conditions unchanged.

C.

BOARD PRACTICES

Term

The Company has six Directors.  Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting.  The next annual shareholders’ meeting is scheduled to be held on June 30, 2009, at which time the current term of each Director will expire.

Service Contracts

During the year ended December 31, 2007, the Company entered into three advisory services agreements, two with companies controlled by two current members of the Board of Directors and one with a company controlled by a former senior officer of the Company.  The advisory services include business planning and corporate finance activities and qualify as related party transactions in the normal course of operations, which are measured at the exchange amount.

The agreements are effective through December 31, 2009, but each can be unilaterally terminated by the companies controlled by the Board members and the former senior officer, respectively, with a 30-day written notice. The agreements provided for monthly compensation beginning January 2008 in the amounts of $75,000 and CAD$100,000 per month for a minimum of at least three months. Beginning April 1, 2008, the Company’s financial commitment relating to the services of two of the three companies is $50,000 and CAD$100,000 per month and will remain in effect through December 31, 2009. Effective November 2008, the two companies controlled by the two current members of the Board of Directors each agreed to a 10% reduction in their monthly compensation. The annualized savings arising from this reduction, coupled with the recent strengthening of the US dollar relative to the Canadian dollar totals approximately $350,000 annually.

In connection with these agreements, the Company recorded a charge amounting to approximately $2.1 million (nil in 2007) in its consolidated earnings for the year ended December 31, 2008 included under the caption “selling, general and administrative expenses.”

In addition to the monthly advisory services described above, the agreements provided for a fee to be paid to each of the companies in connection with the Company’s concluded 2007 shareholder rights offering. The aggregate fee paid to the companies in connection with the rights offering was $1,050,000 during the year ended December 31, 2007.

Finally, the advisory services agreements provide for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the Toronto Stock Exchange (“TSX”) (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CAD$3.61 multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CAD$4.76. The advisory services agreements provide for a reduction in the performance fees in the event of an early termination of the agreements. As at December 31, 2008, the Company’s common share price on the TSX was CAD$1.09.

Compensation Committee

The Compensation Committee is appointed by the Board and is currently composed of two directors, that is, Robert Beil (Chairman) and Torsten A. Schermer, neither of whom is or has been at any previous time an employee of the Company or any of its subsidiaries.

The Compensation Committee administers the Company’s compensation program in accordance with the mandate set out in the Compensation Committee’s charter, which has been adopted by the Board.  Part of the mandate is to evaluate and recommend to the Board compensation policies and programs for the Company’s directors, executive officers and senior management, including option grants under the ESOP described above.  The Compensation Committee has the authority to retain compensation consultants to assist in the evaluation of director, chief executive officer or senior executive compensation.

Three primary components comprise the Company’s compensation program: basic salary, annual bonuses based on performance, and long-term stock options.  Each element of compensation fulfils a different role in the attraction, retention and motivation of qualified executives and employees with the expertise and skills required in the business of the Company, who can effectively contribute to the long-term success and objectives of the Company.  The annual bonus program is both formula based, measured against pre-determined performance targets, and discretionary.  Stock options are granted to executives and key employees periodically by the Board based on the recommendations of the Compensation Committee.  The amount and terms of outstanding options are taken into account when determining whether and how many new options will be granted.  The options vest at a rate of 25% per year, beginning, in the case of options granted to employees, on the first anniversary date of the grant and, in the case of options granted to non-management directors, on the date of the grant.  The options have no resulting value if the stock market price of the Company’s shares does not appreciate.  The Compensation Committee annually reviews the compensation levels for the executive officers and certain members of senior management.  Directors who are not officers or employees of the Company receive both cash compensation and options based on the recommendations of the Compensation Committee following its review of compensation arrangements for directors of public companies with comparable market capitalization.

Audit Committee

The members of the Audit Committee of Intertape are George J. Bunze, Allan Cohen, Ph.D., and Torsten Schermer.  Each of the Audit Committee members are independent and financially literate as such terms are defined by Canadian Multilateral Instrument 52-110-Audit Committees.

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

Intertape’s Audit Committee pre-approves all audit engagement fees and the terms of all significant permissible non-audit services provided by independent auditors.  The Audit Committee’s Charter is attached hereto as Exhibit “14.1”.

D.

EMPLOYEES

As of December 31, 2008, 2007, and 2006, the Company had approximately 2,130, 2,211 and 2,133 total employees, respectively.  As of December 31, 2008, the Tapes and Films Division of Intertape employed approximately 1,484 people, 230 of whom held either sales-related or administrative positions and 1,254 of whom were employed in operations.  The Engineered Coated Products Division employed approximately 543 people, 67 of whom held either sales-related or administrative positions and 476 of whom were employed in operations.  The Company’s Portuguese subsidiary had 53 employees, 3 in sales positions and the rest were employed in operations.  The Company’s Corporate segment employs 50 people, all of whom are in administrative positions.  Approximately 149 hourly employees at the Company’s Marysville plant are unionized and subject to a collective bargaining agreement which expires on May 1, 2011.  Approximately 144 hourly employees at the Company’s Menasha plant are unionized and subject to a collective bargaining agreement which expires on July 31, 2011.  Approximately 36 hourly employees at the Company’s Carbondale plant are unionized and subject to a collective bargaining agreement which expires on March 4, 2012.  The Company’s fabric plant in Hawkesbury, Ontario, has 46 unionized employees whose agreement expired October 10, 2008 and the parties are in negotiations.  The bag plant in Hawkesbury, Ontario, is also unionized, having

19 members whose collective bargaining agreement expires on May 16, 2011.  In Langley, British Columbia, 45 employees are unionized and their collective bargaining agreement expires on March 31, 2010.  The collective bargaining agreement which covers 56 employees at the Company’s Brantford, Ontario plant expired on February 28, 2008.  Negotiations are ongoing, however, the unionized employees are on strike.  Other than the current strike at its Brantford, Ontario plant, the Company has never experienced a work stoppage and it considers its employee relations to be satisfactory.  The Company does not employ a significant number of temporary employees.

E.

SHARE OWNERSHIP

The following table sets out for each of the Directors and Named Executive Officers as of March 31, 2009, the number of shares of the Company owned by each.

NAME	NUMBER OF SHARES OWNED
Melbourne F. Yull	835,634
Eric E. Baker	639,535
George J. Bunze	5,250
Allan Cohen	111,600
Torsten Schermer	---
Robert Beil	2,000
Victor DiTommaso	16,260
Gregory A. Yull	99,639
Jim Bob Carpenter	26,257
Burgess H. Hildreth	33,048

The Directors and Named Executive Officers own an aggregate of 1,769,223 common shares of the Company, being 3% of the issued and outstanding common shares of the Company.  The common shares held by the Directors and Named Executive Officers do not have different voting rights from those held by the other shareholders of the Company.

Please see the heading “Executive Stock Option” above in this section for a description of the Company’s Amended Executive Stock Option Plan.

Item 7:

Major Shareholders and Related Party Transactions

A.

MAJOR SHAREHOLDERS

As at December 31, 2008, to the knowledge of the Company, the following are the only persons who beneficially own, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company (“Major Shareholders”), along with a three-year history of their stock ownership:

Name and place of residence	# / % 12/31/2008	# / % 12/31/2007	# / % 12/31/2006
Letko, Brosseau & Associates Inc.(1) Montreal, Québec	13,587,956 / 23.05	13,607,868 / 23.10	7,652,442 / 18.67
Wells Fargo & Company(2) San Francisco, California	12,173,820 / 20.65	12,433,238 / 30.33	7,891,253 / 19.25
Brandes Investment Partners, L.P.(3) San Diego, California	7,062,794 / 11.9	9,862,233 / 16.7	4,434,210 / 10.6
Rutabaga Capital Management(4) Boston, Massachusetts	5,330,247 / 9.04	2,369,011 / 4.02	2,589,440 / 6.32

MacKenzie Financial Corporation(5) Toronto, Ontario	4,426,850 / 7.51	----	----
KSA Capital Management, LLC(6) Barnardsville, New Jersey	2,989,781 / 5.07	----	----

____________________

(1)

Based on reports dated 2/13/07, 2/11/08, 2/10/09 filed by Letko, Brosseau & Associates Inc. with the United States Securities and Exchange Commission.

(2)

Based on reports dated 2/7/07, 1/17/08, 1/19/09 filed by Wells Fargo & Company with the United States Securities and Exchange Commission.

(3)

Based on reports dated 2/14/07, 2/14/08, 2/12/09 by Brandes Investment Partners, L.P.  with the United States Securities and Exchange Commission.

(4)

Based on reports dated 1/23/07, 2/14/08, 2/5/09 filed by Rutabaga Capital Management with the United States Securities and Exchange Commission.

(5)

Based on a report dated 1/15/09 filed by MacKenzie Financial Corporation with the United States Securities and Exchange Commission.

(6)

Based on a report dated 12/31/08 filed by KSA Capital Management, LLC with the United States Securities and Exchange Commission.

The Major Shareholders of the Company do not have any voting rights that differ from the other shareholders of the Company.

As of April 27, 2009, of the 58,591,050 common shares issued and outstanding, 40,223,314 are held in Canada, 18,725,119 in the United States, and 2,617 in the United Kingdom, being 68.23%, 31.76%, and .01%, respectively.

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal person.  There are no arrangements known to the Company that could result at a subsequent date in a change of control of the Company.

B.

RELATED PARTY TRANSACTIONS

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

Prior to July 31, 2002, the Company made certain interest-free loans payable on demand to certain of its directors and officers.  Only one loan remains outstanding to Gregory A. Yull with a balance of US$107,500.00.

During the year ended December 31, 2007, the Company entered into three advisory services agreements, two with companies controlled by two current members of the Board of Directors and one with a company controlled by a former senior officer of the Company. The advisory services include business planning and corporate finance activities, and qualify as related party transactions in the normal course of operations, which are measured at the exchange amount.

The agreements are effective through December 31, 2009, but each can be unilaterally terminated by the companies controlled by the Board members and the former senior officer, respectively, with a 30-day written notice. The agreements provided for monthly compensation beginning January 2008 in the amounts of $75,000 and CAD$100,000 per month for a minimum of at least three months. Beginning April 1, 2008, the Company’s financial commitment relating to the services of two of the three companies is $50,000 and CAD$100,000 per month and will remain in effect through December 31, 2009. Effective November 2008, the two companies controlled by the two current members of the Board of Directors each agreed to a 10% reduction in their monthly compensation.

In addition to the monthly advisory services described above, the agreements provided for a fee to be paid to each of the companies in connection with the Company’s concluded 2007 shareholder rights offering, as described in Note 15. The aggregate fee paid to the companies in connection with the rights offering was $1,050,000 during the year ended December 31, 2007.

Finally, the advisory services agreements provide for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the

TSX (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CAD$3.61, as described in Note 15, multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CAD$4.76. The advisory services agreements provide for a reduction in the performance fees in the event of an early termination of the agreements. As at December 31, 2008, the Company’s common share price on the TSX was CAD$1.09.

Effective December 31, 2008, the Company terminated the advisory service agreement with the company controlled by its former senior officer.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

Item 8:

Financial Information

Intertape’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principals with a reconciliation to U.S. GAAP included under Note 22 to the consolidated financial statements under Item 17 hereof.  In this Form 20-F, unless otherwise specified, all amounts are expressed in U.S. dollars.

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements of Intertape for the years ended December 31, 2008, 2007 and 2006 include the following, which are set forth in Part III, Item 17 hereof:

•

Management’s Responsibility for Financial Statements

•

Management’s Report on Internal Control over Financial Reporting

•

Independent Auditor’s Report

•

Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Differences

•

Independent Auditors’ Report on Internal Control over Financial Reporting

•

Financial Statements

Consolidated Earnings

Consolidated Comprehensive Income (Loss)

Consolidated Shareholders’ Equity

Consolidated Cash Flows

Consolidated Balance Sheets

Notes to Consolidated Financial Statements

Dividend Distributions

The Company has no written policy for the payment of dividends.  So long as the payment would not result in a violation of the Company’s covenants with its lenders and noteholders, there are no other restrictions that would prevent the Company from paying dividends.  However, the Company has not paid dividends in the past three years.  For details regarding the Company’s covenants with its lenders and noteholders please refer to the Registration Statement filed on www.sec.gov in the U.S. on October 26, 2004 as Registration No. 333-119982, as amended, and the Indenture and the ABL Loan and Security Agreement filed on www.sedar.com in Canada.

B.

SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements.

Item 9:

The Offer and Listing

A.

OFFER AND LISTING DETAILS

The following table sets forth the reporting of the high and low closing prices for Intertape shares on the Toronto Stock Exchange and the New York Stock Exchange for the periods indicated.

Year	Period	Toronto Stock Exchange ($CAD)		New York Stock Exchange ($US)
		High	Low	High	Low
2004	Annual	17.00	8.59	13.34	6.30
2005	Annual	13.81	7.37	11.25	6.27
2006	Annual	10.44	4.63	9.20	4.01
2007	Annual	6.40	2.49	5.34	2.36
2008	Annual	3.59	0.67	3.47	0.68

2008	First Quarter	3.53	2.11	3.59	2.30
	Second Quarter	3.35	2.16	3.32	2.15
	Third Quarter	3.48	2.36	3.41	2.22
	Fourth Quarter	2.97	0.80	2.81	0.68

2007	First Quarter	6.40	4.58	5.34	3.97
	Second Quarter	5.65	4.67	5.07	4.03
	Third Quarter	4.90	2.50	4.65	2.36
	Fourth Quarter	3.39	2.49	3.53	2.60

2008	October	2.97	1.96	2.81	1.60
	November	2.35	1.82	2.00	1.45
	December	1.95	1.93	1.61	0.67
2009	January	1.20	0.84	1.04	0.62
	February	0.92	0.53	0.74	0.41
	March	0.63	0.39	0.56	0.26

Intertape has authorized an unlimited number of voting common shares without par value.  The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution.  The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares.  As of December 31, 2008, there were 58,951,050 issued and outstanding common shares and no issued and outstanding preferred shares of the Company.

B.

PLAN OF DISTRIBUTION

Not Applicable.

C.

MARKETS

The Company’s common shares are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “ITP”.

D.

SELLING SHAREHOLDERS

Not Applicable.

E.

DILUTION

Not Applicable.

F.

EXPENSES OF THE ISSUE

Not Applicable.

Item 10:

Additional Information

A.

SHARE CAPITAL

Not Applicable.

B.

MEMORANDUM AND ARTICLES OF ASSOCIATION

1.

The business of Intertape was established when Intertape Systems Inc., a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal.  Intertape Polymer Group was incorporated under the Canada Business Corporations Act (the “Act”) on December 22, 1989 under the name “171695 Canada Inc.”  On October 8, 1991, the Company filed a Certificate of Amendment changing its name to “Intertape Polymer Group Inc.”  A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company was amalgamated with EBAC Holdings Inc.  The Shareholders, at the Company’s June 11, 2003 annual and special meeting, voted on the replacement of the Company’s By-Law No. 1 with a new General By-Law 2003-1. The intent of the replacement by-law was to conform the Company’s general by-laws with amendments that were made to the Act since the adoption of the general by-laws and to simplify certain aspects of the governance of the Company.  On August 6, 2006, the Company filed a Certificate of Amendment to permit the Board of Directors of the Company to appoint one or more additional Directors to hold office for a term expiring not later than the close of the next annual meeting of the Company’s Shareholders, so long as the total number of Directors so appointed does not exceed one-third of the number of Directors elected at the previous annual meeting of the Shareholders of the Company

2.

The directors of the Company may, when deemed expedient:

(a)

borrow money upon the credit of the Company;

(b)

issue debentures or other securities of the Company, and pledge or sell the same for such sums and at such prices as may be deemed expedient;

(c)

notwithstanding the provisions of the Civil Code, hypothecate, mortgage or pledge the moveable or immoveable property, present or future, of the Company, to secure any such debentures, or other securities, or give part only of such guarantee for such purposes; and constitute the hypothec, mortgage or pledge above mentioned, by trust deed, in accordance with Sections 28 and 29 of the Special Corporate Powers Act (Chapter P-16), or on any other manner; and

(d)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any moveable or personal, immoveable or real or other property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

Each director is required to own a minimum of USD$20,000.00 of the Company’s common shares, such amount to be measured based on the original purchase price of such shares.  Each director is to comply with this requirement prior to the issuance of the Company’s 2009 proxy form, if permitted by the requirements of applicable Canadian and U.S. laws.

3.

Description of Share Capital:

The authorized capital of the Company consists of an unlimited number of common shares and non-voting Class A preferred shares, issuable in series.  The following is a summary of the material provisions which attach to the common shares and Class A preferred shares, and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such shares.

Common Shares

Voting Rights – Each common share entitles the holder thereof to one vote at all meetings of the shareholders of the Company.

Payment of Dividends – The holders of the Company’s common shares are entitled to receive during each year, as and when declared by the Board of Directors, dividends payable in money, property or by issue of fully-paid shares of the capital of the Company.

Distribution of Assets Upon Winding-Up – In the event of the liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the Company’s common shares are entitled to receive the remaining property of the Company.

Class A Preferred Shares

The Board of Directors may at any time and from time to time issue non-voting Class A preferred shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.  The Class A preferred shares are entitled to preference over the common shares with respect to the payment of dividends.  In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the Class A preferred shares will, before any amount is paid to, or any property or assets of the Company distributed among, the holders of the common shares, be entitled to receive: (i) an amount equal to the amount paid-up on such shares together with, in the case of cumulative Class A preferred shares, all unpaid cumulative dividends and, in the case of non-cumulative Class A preferred shares, all declared and unpaid non-cumulative dividends; and (ii) if such liquidation, dissolution, winding-up or distribution is voluntary, an additional amount equal to the premium, if any, which would have been payable on the redemption of the Class A preferred shares if they had been called for redemption by the Company on the date of distribution.

4.

The rights of the holders of the Class A preferred shares may be amended only with the prior approval of two-thirds of the holders of the Class A preferred shares in addition to any other approvals required by the Act.

There are no preferred shares currently issued and outstanding.

5.

Subject to compliance with the Act, the annual shareholders meeting shall be convened on such day each year and at such time as the Board of Directors may by resolution determine.  Special meetings of the shareholders may be convened by order of the Chairman of the Board, the President or a Vice President who is a director or by the Board of Directors to be held at such time and place as may be specified in such order.  Special meetings of the shareholders may also be called by written request to the Board of Directors signed by shareholders holding between them not less than five percent (5%) of the outstanding shares of the Company entitled to vote at such meeting.  Such request shall state the business to be transacted at the meeting and sent to the registered office of the Company.  In the event the Board of Directors does not call the meeting within twenty-one (21) days after receiving the request, then any shareholder who signed the request may call the meeting.

6.

The Articles of Amalgamation of Intertape do not contain limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s shares.

7.

The Articles of Amalgamation and the Bylaws contain no provision that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.  However, an Amended and Restated Shareholder Protection Rights Plan Agreement was adopted by the shareholders of the Company on June 14, 2006, amending and restating the Plan which was previously amended June 11, 2003, and originally entered into on August 24, 1993, as first amended on May 21, 1998.  The 2006 Amended and Restated Plan, among other things, extended the Plan through the date immediately following the date of the Company’s 2009 annual Shareholders’ meeting.  The effect of the Plan is to require anyone who seeks to acquire 20% or more of Intertape’s voting shares to make a bid complying with specific provisions of the Plan.  Thus, the provisions of the Plan could prevent or delay the acquisition of the Company by means of a tender offer, a proxy contest, or otherwise, in which shareholders might receive a premium over the then current market price of the Company’s common shares.

C.

MATERIAL CONTRACTS

The following is a description of the material contracts the Company was a party to during the last two fiscal years ended December 31, 2008, regardless of when they were initially entered into by Intertape Polymer Group, either directly or through one of its subsidiaries, and that are not in the ordinary course of the Company’s business:

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

•

an Advisory Services Agreement dated August 1, 2007 between Intertape Polymer Corp. and Archibald Global Enterprises, Inc., to provide business planning and corporate finance activities, the principal terms of which are:  a monthly fee of $25,000.00 commencing January 1, 2008; a $150,000.00 fee in connection with the Rights Offering; a performance fee after one year of service in an amount equal to the amount, if any, by which the simple average closing price of the Company’s common shares on the Toronto Stock Exchange for the ten trading days prior to July 1, 2010 exceeds the subscription price of the Company’s shares (in Canadian funds) pursuant to the Company’s Rights Offering made in September, 2007, multiplied by 200,000, unless the Agreement is terminated prior to its termination date of December 31, 2009, in which event the performance fee shall equal the amount, if any, by which the simple average closing price of the Company’s common shares on the Toronto Stock Exchange for the last ten trading days during the thirty day termination notice period exceeds the subscription price of the Company’s shares (in Canadian funds) pursuant to the Rights Offering multiplied by 66,667 for each full year of services.  This Advisory Services Agreement was terminated effective December 31, 2008.

•

an Advisory Services Agreement dated as of August 1, 2007, as amended, with Sammana Group, Inc. (“Sammana”).  Melbourne F. Yull, the Executive Director of Intertape Polymer Group, is a director, officer and shareholder of Sammana.  Under the Advisory Services Agreement, Sammana provides advisory services to the Company regarding the operations, business objectives and strategic planning of the Company.  In addition, Sammana makes available to the Company the services of Mr. Yull as Executive Director of the Company.  As compensation, the Company pays Sammana a fee of $50,000 per month, for the period which commenced January 1, 2008 and continuing for a period of not less than three months.  In November 2008, Sammana agreed to a 10% reduction in its monthly compensation.  The Company also paid Sammana a fee of $300,000 with respect to the services provided by Sammana to the Company in connection with the rights offering effected by the Company in 2007.  The Advisory Services Agreement further provides that if the simple average closing price of the Company’s common shares on the Toronto Stock Exchange for the ten trading days prior to July 1, 2010 (the “2010 Average Price”) is more than $4.76, the Company will pay Sammana a performance fee in an amount equal to: (i) the amount by which the 2010 Average Price exceeds the subscription price of the Company’s shares pursuant to the rights offering effected in 2007 (CAD$3.61); (ii) multiplied by 500,000.  The Company is also required to reimburse Sammana for all reasonable out-of-pocket expenses incurred by it in the performance of the Advisory Services Agreement.  In the event of a “change in control” of the Company, as that term is defined in the Advisory Services Agreement, Sammana will be entitled to a lump-sum payment on the effective date thereof of all amounts remaining due as its monthly fee for the term of the Advisory Services Agreement.  In addition, Sammana will be entitled to the performance fee referred to above, with the exception that the price of the Company’s shares will be calculated based on the simple average closing price of the Company’s shares for the ten trading days prior to the effective date of the “change in control” (the “Change in Control Average Price”), rather than the 2010 Average Price.  The performance fee will be paid in such event only if the Change in Control Average Price is more than $4.76.  The Advisory Services Agreement remains in effect until December 31, 2009, subject to Sammana’s right to terminate the agreement upon 30 days’ prior written notice to the Company.  The Advisory Services Agreement does not end should Melbourne F. Yull cease to be a member of the Board of Directors or Executive Director of the Company.

•

an Advisory Services Agreement dated as of August 1, 2007, as amended, with Altacap II Inc. (“Altacap”).  Eric E. Baker, the Chairman of the Board of Directors of Intertape Polymer Group, is a director, officer and shareholder of Altacap.  Under the Advisory Services Agreement, Altacap provides advisory services to the Company regarding the operations, business objectives and strategic planning of the Company.  In addition, Altacap makes available to the

Company the services of Mr. Baker as Chairman of the Board of the Company.  As compensation, the Company was to pay Altacap a fee of CAD$100,000 per month, for the period from January 1, 2008 to December 31, 2009; however, in November 2008, Altacap agreed to a 10% reduction in its monthly compensation.  The Company also paid Altacap a fee of CAD$600,000 with respect to the services provided by Altacap to the Company in connection with the rights offering effected by the Company in 2007.  The Advisory Services Agreement further provides that if the 2010 Average Price is more than $4.76, the Company will pay Altacap a performance fee in an amount equal to: (i) the amount by which the 2010 Average Price exceeds the subscription price of the Company’s shares pursuant to the rights offering effected in 2007 (CAD$3.61); (ii) multiplied by 1,500,000.  The Company is also required to reimburse Altacap for all reasonable out-of-pocket expenses incurred by it in the performance of the Advisory Services Agreement.  In the event of a “change in control” of the Company, as that term is defined in the Advisory Services Agreement, Altacap will be entitled to a lump-sum payment on the effective date thereof of all amounts remaining due as its monthly fee for the term of the Advisory Services Agreement.  In addition, Altacap will be entitled to the performance fee referred to above, with the exception that the price of the Company’s shares will be calculated based on the Change in Control Average Price, rather than the 2010 Average Price.  The performance fee will be paid in such event only if the Change in Control Average Price is more than $4.76.  The Advisory Services Agreement remains in effect until December 31, 2009, subject to Altacap’s right to terminate the agreement upon 30 days’ prior written notice to the Company.

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

•

an Amended and Restated Shareholder Protection Rights Plan Agreement adopted by the shareholders of the Company on June 14, 2006, amending and restating the Shareholder Protection Rights Plan amended June 11, 2003 and originally entered into on August 24, 1993, as first amended on May 21, 1998.  The 2003 Amended and Restated Plan, among other things, extended the Plan through the date immediately following the date of the Company’s 2006 annual Shareholders’ meeting.  The 2006 Amended and Restated Plan extended the Plan through the date immediately following the date of the Company’s 2009 annual shareholders’ meeting.  At a special meeting of the shareholders held on September 5, 2007, a resolution was adopted waiving the application of the Plan as it related to the purchase by three shareholders of common shares pursuant to the Company’s Rights Offering.

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

The number of common shares to which the options relate are determined by taking into account, among other things, the market price of the common shares and each optionee's base salary. The exercise price of all options shall be the average closing price of the Company’s common shares on the Toronto Stock Exchange and the New York Stock Exchange for the day prior to the grant, if such grant is made during an open period as set forth in the Company’s insider trading policy.  If the grant is not made during an open period, then the exercise price shall be the average closing price of the Company’s common shares on the Toronto Stock Exchange and the New York Stock Exchange for the second trading day immediately following the day on which the Company’s operating results are announced.  The Plan provides that options issued thereunder shall vest 25% per year over four years.

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

•

a Credit Agreement dated as of July 28, 2004, as amended by First Amendment dated as of December 17, 2004, Second Amendment dated September 26, 2005, Third Amendment dated as of June 28, 2006, Fourth Amendment dated as of November 7, 2006, and Fifth Amendment dated as of August 7, 2007, among the Company and certain of its subsidiaries, the Lenders referred to therein, Citigroup Global Markets Inc., as Sole Lead Arranger and Sole Bookrunner, Citicorp North America, Inc., as Administrative Agent, The Toronto-Dominion Bank, as Syndication Agent, and Comerica Bank and HSBC Bank USA, National Association, as Co-Documentation Agents.  The Credit Agreement represented the Senior Secured Credit Facility entered into by the Company and its subsidiaries.  The initial funding under the Senior Secured Credit Facility occurred on August 4, 2004.  The Company’s Senior Secured Credit Facility consisted of a US$200.0 million seven-year delayed draw Term B facility made available in U.S. Dollars; a US$65.0 million five-year revolving credit facility made available in U.S. Dollars; and a US$10.0 million five-year revolving credit facility made available in Canadian Dollars.  The Company and substantially all of its subsidiaries guaranteed the Senior Secured Credit Facility.  Further, the Senior Secured Credit Facility was secured by a first priority perfected security interest in substantially all tangible and intangible assets of the Company and its subsidiaries.  The Credit Agreement was replaced by the New Senior Secured Credit Facility on March 28, 2008.

A copy of all of the foregoing contracts, except as otherwise noted, are available on www.sedar.com and on www.sec.gov.

D.

EXCHANGE CONTROLS

As of the date hereof, there are no governmental laws, decrees or regulations in Canada on the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common stock, except as described under Item 10E “Taxation” below.

Except as provided in the Investment Canada Act, which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the Company’s common shares under the laws of Canada or Alberta, or in its charter documents.  The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire the Company’s common shares.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal advice to any holder or prospective holder of the Company’s common shares, and no opinion or representation to any holder or prospective holder of our common shares is hereby made.  Accordingly, holders and prospective holders of the Company’s common shares should consult with their own legal advisors with respect to the consequences of purchasing and owning the Company’s common shares.

The Investment Canada Act governs the acquisition of Canadian businesses by non-Canadians.  Under the Investment Canada Act, non-Canadian persons or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada, subject to certain statutory exemptions.  The relevant Minister may review any transaction which constitutes an acquisition of control of a Canadian business, where the book value of the assets acquired exceeds certain thresholds (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity, or where the investment could be injurious to Canada’s national security.  For acquisitions of control a business which do not involve a business related to Canada’s cultural heritage or national identity or present national security issues, no change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.  Different rules apply to acquisitions of control of businesses related to Canada’s cultural heritage or national identity, or present national security concerns.

If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment.  Different rules apply if the Minister determines that the investment may be injurious to Canada’s national security.

Certain transactions relating to Intertape’s common stock would be exempt from the Investment Canada Act, if they are not found to be potentially injurious to Canada’s national security by the Minister responsible for the Investment Canada Act, including:

(a)

the acquisition of the Company’s common stock by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

the acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

(c)

the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through ownership of our common stock, remains unchanged.

These exemptions do not apply to an acquisition of control of a Canadian business that is deemed to be potentially injurious to Canada’s national security.

E.

TAXATION

Material Canadian Federal Income Tax Consequences

The following general summary describes the principal Canadian federal income tax consequences applicable to a holder of the Company’s common stock who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) (the “Income Tax Act”) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common stock in the capital of the Company in connection with carrying on a business in Canada (a “non-resident holder”).  This summary applies only to non-resident holders who hold their Intertape common stock as capital property.  This summary does not apply to non-resident holders who are financial institutions (within the meaning of the Income Tax Act) or insurers.

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada- United States Tax Convention (1980), as amended (the “Treaty”).  This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form.  However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all.  This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a non-resident holder of the Company’s common stock and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of Intertape’s common stock, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of the Company’s common stock is made.  Accordingly, holders and prospective holders of the Company’s common stock should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of Intertape’s common stock in their particular circumstances.

Dividends

Dividends paid on the Company’s common stock to a non-resident holder will be subject under the Income Tax Act to withholding tax which tax is deducted at source by the Company.  The withholding tax rate for dividends prescribed by the Income Tax Act is 25% but this rate may be reduced under the provisions of an applicable tax treaty.  Under the Treaty, the withholding tax rate is reduced to 15% on dividends paid by the Company to a resident of the United States who is the beneficial owner of such dividend and is eligible to benefits under the Treaty.  The rate is further reduced to 5% where the beneficial owner of the dividend is a corporation resident in the United States that is eligible for benefits under the Treaty and that owns at least 10% of the voting stock of the Company.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of the Company unless such share is (or is deemed to be) “taxable Canadian property” (as defined in the Income Tax Act) of the non-resident holder.  As  long as they are listed on a designated stock exchange (which includes the TSX and the NYSE) at the time they are disposed of, Intertape’s common stock generally will not be taxable Canadian property of a non-resident holder unless the non-resident holder, persons with whom the non-resident holder does not deal at arm’s length or the non-resident holder together with such non-arm’s length persons owned, or had an interest in an option in respect of, 25% or more of the issued stock of any class or series of the Company’s capital stock at any time during the 60 month period immediately preceding the disposition of the stock.  In the case of a non-resident holder resident in the United States who is eligible for benefits under the Treaty and for whom stock of the Company are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on such stock by reason of the Treaty unless the value of such stock is derived principally from real property situated in Canada.

United States Federal Income Tax Consequences

The following is a general discussion of the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of the Company. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Tax Consequences”).

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.

U.S. Holders

As used herein, a “U.S. Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source.

This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares.  Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign sources income bears to his or its worldwide taxable income.  In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income.  Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of U.S. Holders who are individuals, estates or trusts.  This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on U.S. Holders of foreign corporations.  These rules do not apply to non-U.S. Holders.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more.  The Company does not believe that it is a PFIC.  Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder.  The following is a discussion of such two alternative tax regimes applied to such U.S. Holders of the Company.  In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a U.S. Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Company” below).

A U.S. Holder who makes an election (an “Electing U.S. Holder”) in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) ”net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder and (ii) ”ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing U.S. Holder to (i) generally treat any gain realized on the disposition of their common shares of the Company (or deemed to be realized on the pledge of their shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing U.S. Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

If a U.S. Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-electing U.S. Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares of the Company and (ii) certain “excess distributions”, as specifically defined, by the Company.

A Non-electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his common shares of the Company and all excess distribution of his common shares and all excess distributions over the entire holding period for the Company.

All gains or excess distributions allocated to prior years of the U.S. Holder (other than years prior to the first taxable year of the Company during such U.S. Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing U.S. Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing U.S. Holder holds common shares of the Company, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-electing U.S. Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing U.S. Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing U.S. Holder’s common shares, less (ii) the excess of the fair market value of the Electing U.S. Holder’s common shares reduced by the U.S. Holder’s adjusted basis in these common shares at death. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to common shares of the Company while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Company

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC.  Such U.S. shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on their pro rata shares of the CFC’s earnings invested in U.S. property.  The foreign tax credit described above may reduce the U.S. tax on these amounts.  In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to U.S. Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

F.

DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.

STATEMENT BY EXPERTS

Not Applicable.

H.

DOCUMENTS ON DISPLAY

The documents referred to in this Form 20-F may be viewed at the Company’s office located at 3647 Cortez Road West, Bradenton, Florida  34219.

I.

SUBSIDIARY INFORMATION

Not Applicable.

Item 11:

Quantitative and Qualitative Disclosures About Market Risk

Information for this Item is set forth in Item 5X(iii), Currency Risk, and Note 21 to the 2008 audited Consolidated Financial Statements under Item 17 hereof.

Item 12:

Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.

Controls and Procedures

Information for this Item is set forth under the heading “Disclosure Controls and Internal Control over Financing Reporting” in the Company’s Management Discussion and Analysis” under Item 5 hereof.  “Managements’ Report on Internal Control over Financial Reporting” and the “Independent Auditor’s Report on Internal Control Over Financial Reporting” are contained in the Consolidated Financial Statements under Item 17 hereof.

Item 16:

[RESERVED]

Item 16A:

Audit Committee Financial Expert

The Board of Directors of Intertape has determined that it has at least one audit committee financial expert serving on its audit committee.  Mr. George J. Bunze, having been the Chief Financial Officer of Kruger Inc., and having the attributes set forth in Paragraph 16A(b) of the General Instructions to Form 20-F, has been determined to be an audit committee financial expert.  Further, Mr. Bunze is “independent” as that term is defined by the New York Stock Exchange’s corporate governance standards applicable to Intertape Polymer Group Inc.

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

Item 16B:

Code of Ethics

Intertape has adopted a code of ethics entitled “Intertape Polymer Group Inc. Code of Business Conduct and Ethics”, which is applicable to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and all persons performing similar functions.  During the 2008 fiscal year, Intertape did not amend its Code of Business Conduct and Ethics and did not grant a waiver from any provision of its Code of Business Conduct and Ethics.  Intertape will provide, without charge, to any person upon written or oral request, a copy of its Code of Business Conduct and Ethics.  Requests should be directed to Burgess H. Hildreth, Intertape Polymer Group Inc., 3647 Cortez Road West, Bradenton, Florida 34210.  Mr. Hildreth may be reached by telephone at (941) 739-7500.

Item 16C:

Principal Accountant Fees and Services

The following table sets forth the fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, Intertape’s independent auditors, for the fiscal years ended December 31, 2008 and December 31, 2007:

	Year ended December 31,
	2008	2007
Audit Fees	US$1,180,973	US$1,011,917
Audit-Related Fees	$92,865	$ 425,913
Tax Fees	$264,862	$ 120,042
All Other Fees
Total Fees	$1,538,700	$1,557,872

Audit Fees.  Audit fees were for professional services rendered for the audits of Intertape’s consolidated financial statements and internal control over financial reporting, assisting its Audit Committee in discharging its responsibilities for the review of the Company’s interim consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as comfort letters, consents and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Audit-Related Fees.  Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of Intertape consolidated financial statements and are not reported under Audit Fees above.  These services included consultations concerning financial accounting and reporting standards, as well as review and comment to the Company’s responses to inquiry letters received from the different securities commissions in the U.S. and Canada.  In 2007, the fees also related to due diligence services and reviewing the Company’s documentation for internal control over financial reporting.

Tax Fees.  Tax fees were for tax compliance, tax advice and tax planning.  These services included the preparation of the Canadian subsidiaries’ income tax returns, assistance with questions regarding tax audits from the various taxation authorities in Canada and tax planning relating to common forms of domestic and international taxation (i.e. income tax, capital tax and excise tax).

All Other Fees.  All other fees were for services provided other than the audit fees, audit-related fees and tax fees described above.  No such fees have been billed in the last two years.

Intertape’s Audit Committee pre-approves all audit engagement fees and the terms of all significant permissible non-audit services provided by independent auditors.

Item 16D:

Exemptions From the Listing Standards for Audit Committee

Not Applicable.

Item 16E:

Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F:

Change In Registrant’s Certifying Accountant.

Not Applicable.

Item 16G:

Corporate Governance

National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices set out a series of guidelines for effective corporate governance.  The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members.  Each reporting issuer, such as the Company, must disclose on an annual basis and in prescribed form, the corporate governance practices that it has adopted.  The following is the Company’s required annual disclosure of its corporate governance practices.

1.

Board of Directors

(a)

Disclose the identity of directors who are independent.

The Board of Directors considers that Robert Beil, George J. Bunze, Allan Cohen and Torsten A. Schermer are independent within the meaning of Multilateral Instrument 52-110 Audit Committees.

(b)

Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors considers that Melbourne F. Yull and Eric E. Baker are not independent within the meaning of Multilateral Instrument 52-110 Audit Committees.  Mr. Yull is the Executive Director of the Company and Mr. Baker is a shareholder, director and senior officer of Altacap II Inc., which has entered into an Advisory Services Agreement with the Company.

(c)

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors considers that four of the six directors are independent within the meaning of Multilateral Instrument 52-110 Audit Committees.  Accordingly, a majority of the Board of Directors is independent.  In addition, all three members of the Audit Committee of the Board of Directors are independent directors.  The members of the Audit Committee are George J. Bunze (Chairman), Allan Cohen and Torsten A. Schermer.  If necessary, the independent members of the Board of Directors can meet without the presence of the non-independent directors.

(d)

If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer
George J. Bunze	Stella-Jones Inc.
Allan Cohen	Hercules Incorporated

(e)

Disclose whether or not the independent directors hold regularly-scheduled meetings at which non-independent directors and members of management are not in attendance.  If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.  If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The independent directors do not hold regularly-scheduled meetings at which non-independent directors and members of management are not in attendance.  If necessary, the independent directors can hold such meetings.

(f)

Disclose whether or not the chair of the board is an independent director.  If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities.  If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Eric E. Baker, the Chairman of the Board of Directors, is not an independent director.  The Board of Directors has not appointed a lead director.  All three members of the Audit Committee of the Board of Directors (George J. Bunze, Allan

Cohen and Torsten A. Schermer) are independent directors and in that capacity provide leadership for the independent directors.

(g)

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

During the period from June 4, 2008 through March 31, 2009, the Board of Directors held eight (8) meetings.  Attendance of directors at the foregoing meetings was 100%.

2.

Board Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is to supervise the management of the business and affairs of the Company, including the development of major policies and strategies and the identification of the risks of the Company’s business and the implementation of the appropriate systems to manage these risks.  The formal mandate of the Board is set out in Appendix A to this Circular.

3.

Position Description

(a)

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee.  If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The position description of the Chairman of the Board of Directors is as follows:

The Chairman of the Board of Directors of the Company has the responsibility for:

(i)

Providing leadership to the Board of Directors.

(ii)

Overseeing its effectiveness and ensuring that it meets its obligations and responsibilities.

(iii)

Monitoring and coordinating the functions of the Board of Directors with management of the Company.

(iv)

Chairing all Board of Directors’ and shareholders’ meetings.

(v)

Ensuring that adequate advance information is distributed to the Directors and that the Board of Directors receives regular updates on all issues important to the affairs of the Company.

(vi)

Meeting with members of the Board of Directors and each Board of Directors’ committee to ensure full utilization of individual capacities and the optimum performance of the Board of Directors and each of its committees.

(vii)

Reviewing progress made by management of the Company in executing the Board of Directors’ decisions and plans in conformity with the Company’s policies.

(viii)

Being available to provide counsel to management of the Company on major policy issues such as an acquisitions, divestitures and financial structure.

(ix)

Participating in external activities involving the representation of the Company to its major stakeholders, including its shareholders, the financial community, governments and the public.

(x)

At the request of the Board of Directors, undertaking specific assignments for the Board of Directors.

(b)

Disclose whether or not the board and CEO have developed a written position description for the CEO.  If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Company does not currently have a Chief Executive Officer.  The position description for the Chief Executive Officer, as previously adopted by the Board of Directors, is set forth below.  The duties of the Chief Executive Officer, as set out below, are fulfilled by the Executive Director together with other senior officers of the Company.

The Chief Executive Officer of the Company has the responsibility for:

(i)

Directing the business and affairs of the Company by establishing, deploying and actuating a strategic plan, as well as operating plans/budgets as approved by the Board of Directors.

(ii)

Setting objectives for the Company consistent with the aforementioned strategic plan.

(iii)

Providing strategic directions to the management of the Company so that the Company may achieve expected results.

(iv)

Determining and directing the overall objectives, policies and operating plans, both long- and short-term, of the Company in accordance with the Board of Directors’ mandate.

(v)

Subject to Board of Directors’ approval, developing and monitoring the various R&D programs consistent with the strategy of the Company.

(vi)

Ensuring that the Company has in place proper guidelines to provide for efficient, safe and long-term operations with focus on product quality.  Ensuring that resources are made available to enact or to exceed such guidelines.

(vii)

Analyzing the operating results of the organization and its principal components and ensuring appropriate steps are taken to address significant/material areas of concern affecting the Company’s balance sheet, assets, operating results, liabilities or risks of the business.

(viii)

Ensuring that the Board of Directors receives sufficient, timely information on all material aspects of the Company’s operations.

(ix)

Ensuring that a carefully-designed organization is in place and that the support provided to such organization is consistent with the strategy and objectives of the Company.

(x)

Reviewing and recommending the employment or termination of all senior management personnel for Board of Directors’ approval.

(xi)

Actively assisting in the recruitment, training, development and retention of personnel within the Company in order to provide for the future management of the Company.

(xii)

Evaluating the performance of the senior management of the Company.

(xiii)

Monitoring the Company’s compliance with current regulatory and disclosure rules.

(xiv)

Exploring opportunities for the Company’s growth, either through investment and/or acquisitions, as well as dispositions of unproductive or non-strategic assets.

(xv)

Acting as a member of the Board of Directors.

(xvii)

Building the corporate profile with the public and with investor communities, including with analysts who follow the Company.

(xviii)

Identifying business risks and outlining plans to manage or mitigate such risks.

(xix)

Maintaining contact with other industry participants and government officials at senior levels.

(xx)

Ensuring that the appropriate information and disclosure are being provided to the shareholders of the Company.

4.

Orientation and Continuing Education

(a)

Briefly describe what measures the board takes to orient new directors regarding

(i)

the role of the board, its committees and its directors, and

(ii)

the nature and operation of the issuer’s business.

Upon a director’s election or appointment to the Board, the director receives all of the various corporate governance documents that have been adopted by the Company.  Additionally, the director participates in meetings with members of management of the Company, is given a tour of certain of the Company’s operational facilities and is briefed on the strategic policies and strategic direction of the Company.

(b)

Briefly describe what measures, if any, the board takes to provide continuing education for its directors.  If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Company relies on the fact that each director has had considerable prior corporate experience and that each director has the necessary expertise to serve as an effective director of the Company.  While the Company has no formal process currently in place to provide for the continuing education of its directors, various members of senior management of the Company report to the Board on an informal and formal basis regularly in order to keep the directors up-to-date on various matters concerning the business and affairs of the Company.  Counsel to the Company in both the United States and Canada is also available to advise the Board of Directors on new developments in relevant areas of the law.

5.

Ethical Business Conduct

(a)

Disclose whether or not the board has adopted a written code for the directors, officers and employees.  If the board has adopted a written code:

(i)

disclose how a person or company may obtain a copy of the code

The Company’s Code of Business Conduct and Ethics (the “Code of Conduct”) applies to each of the Company’s directors, officers and employees.  A copy of the Code of Conduct is available under the Company’s “company profile” on SEDAR at www.sedar.com.

(ii)

describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code.

All directors, officers and employees of the Company are strongly encouraged to discuss all issues with appropriate personnel at the Company in cases where they suspect that a potential breach of the Code of Conduct may have occurred.  Any waiver of a provision of the Code of Conduct for executive officers or directors of the Company may be made only by the Board or a committee thereof and will be promptly disclosed as required by law or by the regulations of the New York Stock Exchange or Toronto Stock Exchange.  To the knowledge of the directors and officers of the Company, there has not been any instance of departure from the Code of Conduct within the last twelve months.  Persons who violate the standards set out in the Code of Conduct will be subject to disciplinary action.

The Code of Conduct is provided to each employee of the Company at the time of his or her commencement of employment, as well as to each director and officer of the Company at the time of his or her election or appointment.  The Code of Conduct covers a variety of subject matters that are related to proper business conduct and ethics, including conflicts of interest, discrimination and harassment in the work place, the health and safety of employees, confidentiality obligations and insider-trading prohibitions.  Compliance with these subject matters is ultimately monitored by the Board in different ways depending on the specific matter in question.

For example, as concerns insider trading, at the designated time during each financial quarter, a member of the Board instructs management to inform the Company’s personnel in writing when the regular trading black-out period begins and ends.  Further, members of the Board are also involved when a decision has to be made as to whether an additional trading black-out period is warranted in the event that certain material information may be accessible by the Company’s personnel prior to its divulgation to the public.

As concerns matters such as discrimination and harassment and the health and safety of employees, it is the Company’s supervisors and managers who are responsible for regularly monitoring such matters.  These managers prepare written reports dealing with these matters on a regular basis.  The reports are then reviewed by members of senior management, who are responsible for bringing any specific concerns to the attention of the Board.

Section 14 of the Code of Conduct sets out that employees are to discuss any compliance matters or concerns with a supervisor or manager or, if they prefer, to discuss them with Shutts & Bowen LLP, the Company’s U.S. legal counsel.  The Company’s supervisors and managers and counsel at Shutts & Bowen LLP, as the case may be, each have ready access to the Board.

(iii)

provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There are no such reports.

(b)

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Under the Canada Business Corporations Act, to which the Company is subject, a director or officer of the Company must disclose to the Company, in writing or by requesting that it be entered in the minutes of meetings of the Board of Directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Company, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction.  Subject to limited exceptions set out in the Canada Business Corporations Act, the director cannot vote on any resolution to approve the contract or transaction.

Further, it is the policy of the Company that an interested director or officer recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

(c)

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In 2007, the Audit Committee established the “Whistle Blower Policy and Procedures” as part of the Code of Conduct.  The purpose of the “Whistle Blower Policy and Procedures” is to provide a means by which accounting and audit-related complaints can be handled by the Audit Committee, thus providing an anonymous method by which employees can report, if any, questionable accounting, internal accounting controls, and auditing matters which would constitute a violation of the Company’s accounting policies, without fear of retaliation against good-faith whistleblowers.

6.

Nomination of Directors

(a)

Describe the process by which the board identifies new candidates for board nomination.

The Board identifies, when appropriate, skill sets and individuals who could add value to the Board.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Board does not have a nominating committee.

(c)

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The Board does not have a nominating committee.

7.

Compensation

(a)

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

With respect to the compensation of the Company’s officers, see “Report on Executive Compensation” above.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed entirely of independent directors within the meaning of Multilateral Instrument 52-110 Audit Committees.  The members of the Compensation Committee are Robert Beil (Chairman) and Torsten A. Schermer.

(c)

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The mandate of the Compensation Committee is described above under the heading “Composition of the Compensation Committee and Report on Executive Compensation”.

(d)

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained.  If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

During the fiscal year ended December 31, 2008, the Board did not retain the services of a compensation consultant or advisor.

8.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The only committee of the Board other than the Audit Committee and Compensation Committee is the Executive Committee, which is comprised of Eric E. Baker and Melbourne F. Yull.  The function of the Executive Committee is to provide strategic direction for the Company.

9.

Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution.  If assessments are regularly conducted, describe the process used for the assessments.  If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.

All directors are, from time to time, required to complete a director’s questionnaire designed to assist the Board in assessing each director, the Board as a whole, and each Committee of the Board.  The results of these assessments are discussed at a meeting of the Board.

PART III

Item 17.

Financial Statements

The Consolidated Financial Statements required under Item 17 of this Form 20-F are attached hereto immediately following the text of this Annual Report.

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

The financial statements and the following exhibits are filed as part of this Annual Report on Form 20-F and are incorporated herein by reference.

A.

Financial Statements

•

Management’s Responsibility for Financial Statements

•

Management’s Report on Internal Control over Financial Reporting

•

Independent Auditor’s Report

•

Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Differences

•

Independent Auditors’ Report on Internal Control over Financial Reporting

•

Financial Statements

Consolidated Earnings

Consolidated Comprehensive Income (Loss)

Consolidated Shareholders’ Equity

Consolidated Cash Flows

Consolidated Balance Sheets

Notes to Consolidated Financial Statements

B.

Exhibits:

1.1	Articles of Amalgamation as amended incorporated herein by reference to Exhibit 3.3 to S-4 filed October 26, 2004, File No. 333-119982-26
1.2	General By-law 2003-1 incorporated herein by reference to Exhibit 3.4 to S-4 filed October 26, 2004, File No. 333-119982-26
4.1	Employment Agreement with Gregory A. Yull incorporated herein by reference to 6-K filed August 23, 2006, Film No. 061050029

4.2	Amended and Restated Shareholder Protection Rights Plan Agreement incorporated herein by reference to Exhibit B to 6-K filed May 17, 2006, Film No. 06849257
4.3	Amended Executive Stock Option Plan incorporated herein by reference to S-8 filed July 5, 2006, File No. 333-135599
4.4

Purchase Agreement, Registration Rights Agreement and Indenture incorporated herein by reference to the Registration Statement filed on October 26, 2004 as Registration No. 333-119982 as amended on www.sec.gov in the United States

4.5	Loan and Security Agreement filed under 6-K, May 8, 2008, Film No. 08813597
8.1	A list of all of Intertape’s significant subsidiaries is under Item 4C in this Form 20-F.
10.1

During 2008, Intertape was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.  Intertape’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which Intertape’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

12.1	Certification of the Executive Director required by Rule 13a-14(a) (17 CFR 240.13a-14(a) or Rule 15d-14(a) (17 CFR 240.15d-14(a))
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a) or Rule 15d-14(a) (17 CFR 240.15d-14(a))
13.1

Certification of the Executive Director required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

13.2

Certification of the Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

14.1	Audit Committee Charter incorporated herein by reference

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Intertape Polymer Group Inc.

By:/s/ Victor DiTommaso

       Victor DiTommaso, Chief Financial Officer

Dated April 30, 2009

Intertape Polymer Group Inc.

Consolidated Financial Statements
December 31, 2008 and 2007

Management’s Responsibility for Financial
Statements

85

Management’s Report on Internal Control over
Financial Reporting

87

Independent Auditors’ Report

89

Comments by Independent Auditors for U.S. Readers
on Canada-U.S. Reporting Differences

91

Independent Auditors’ Report on Internal
Control over Financial Reporting

92

Financial Statements

Consolidated Earnings

95

Consolidated Comprehensive Income (Loss)

96

Consolidated Shareholders’ Equity

97

Consolidated Cash Flows

98

Consolidated Balance Sheets

99

Notes to Consolidated Financial Statements

100

Management’s Responsibility for Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.

Management is responsible for the design, establishment and maintenance of appropriate internal controls and procedures over financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with generally accepted accounting principles. Pursuant to these internal controls and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with generally accepted accounting principles.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and established financial standards and principles, and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the consolidated financial statements and other financial information to the Audit Committee, all of whom are non-management and unrelated directors.

The Audit Committee’s role is to examine the consolidated financial statements and annual report and recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditors to review their audit plan and discuss the results of their examination. The Audit Committee is also responsible for recommending the appointment of the external auditors or the renewal of their engagement.

The Company’s external independent auditors, Raymond Chabot Grant Thornton LLP were appointed by the shareholders at the Annual Meeting of Shareholders on June 4, 2008, to conduct the integrated audit of the Company’s consolidated financial statements and the Company’s internal control over financial reporting. Their reports indicating the scope of their audits and their opinion on the consolidated financial statements and the Company’s internal control over financial reporting follow.

/s/ Melbourne F. Yull

Melbourne F. Yull
Executive Director

/s/ Victor DiTommaso

Victor DiTommaso
Chief Financial Officer

Sarasota/Bradenton, Florida and Montreal, Canada
March 30, 2009

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of financial statements for external reporting purposes in accordance with Canadian generally accepted accounting principles, including a reconciliation to accounting principles generally accepted in the United States of America.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can only provide reasonable assurance with respect to financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of completeness with policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. During this process, management identified a material weakness in internal control over financial reporting related to the recording of freight invoices and the related accrual and expense. In response to the material weakness identified, the Company has already implemented a remediation plan.  A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s consolidated financial statements will not be prevented and detected on a timely basis. Due to the material weakness identified, management has concluded that as of December 31, 2008, the Company’s internal control over financial reporting was not effective. Notwithstanding the material weakness identified, management has concluded that the Company’s consolidated financial statements as at and for the year ended December 31, 2008, present fairly the Company’s consolidated financial position and results of operations.

The Company’s internal control over financial reporting as of December 31, 2008 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s independent auditors, as stated in their report included later in this document.

/s/ Melbourne F. Yull

Melbourne F. Yull
Executive Director

/s/ Victor DiTommaso

Victor DiTommaso
Chief Financial Officer

Sarasota/Bradenton, Florida and Montreal, Canada
March 30, 2009

Raymond Chabot Grant Thornton LLP www.rcgt.com

Independent Auditors’ Report

To the Shareholders of
Intertape Polymer Group Inc.

We have audited the consolidated balance sheets of Intertape Polymer Group Inc. as at December 31, 2008 and 2007 and the consolidated statements of earnings, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the financial statements for the years ended December 31, 2008 and 2007, we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the financial statements for the year ended December 31, 2006, we conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Member of Grant Thornton International Ltd

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intertape Polymer Group Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 30, 2009 expressed an adverse opinion thereon.

/S/ RAYMOND CHABOT GRANT THORNTON LLP

Montreal, March 30, 2009

____________________________

1 Chartered accountant auditor permit no. 20518

Raymond Chabot Grant Thornton LLP www.rcgt.com

Comments by Independent Auditors
for U.S. Readers on Canada –
U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s consolidated financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the shareholders on the consolidated financial statements of the Company dated March 30, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to such changes in accounting principles in the independent auditors’ report when the changes are  properly accounted for and adequately disclosed in the consolidated financial statements.

/S/ RAYMOND CHABOT GRANT THORNTON LLP

Montreal, March 30, 2009

____________________________

1 Chartered accountant auditor permit no. 20518

Chartered Accountants

Member of Grant Thornton International Ltd

Raymond Chabot Grant Thornton LLP www.rcgt.com

Independent Auditors’ Report on
Internal Control over Financial
Reporting

To the Shareholders of
Intertape Polymer Group Inc.

We have audited Intertape Polymer Group Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Chartered Accountants

Member of Grant Thornton International Ltd

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. A material weakness related to the recording of freight invoices and the related accrual and expense has been identified and included in management’s assessment. This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the consolidated financial statements as at and for the year ended December 31, 2008 and consequently, does not affect our opinion of such consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by COSO.

We also have audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the consolidated statements of earnings, comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2008 and audited, in accordance with Canadian generally accepted auditing standards, the consolidated statements of earnings, comprehensive income (loss), shareholders’ equity and cash flows for the year ended December 31, 2006, and our report dated March 30, 2009, expressed an unqualified opinion on those consolidated financial statements and included a separate report entitled, “Comments by Independent Auditors for U.S. Readers on Canada – U.S. Reporting Difference” referring to a change in accounting principle.

/S/ RAYMOND CHABOT GRANT THORNTON LLP

Montreal, March 30, 2009

____________________________

1 Chartered accountant auditor permit no. 20518

Intertape Polymer Group Inc.

Consolidated Earnings

Years ended December 31, 2008, 2007 and 2006
(in thousands of US dollars, except per share amounts)

	2008	2007	2006
	$	$	$
Sales	737,155	767,272	812,285
Cost of sales	658,900	650,931	693,823
Gross profit	78,255	116,341	118,462

Selling, general and administrative expenses	68,189	71,169	84,903
Stock-based compensation expense (Note 15)	1,268	1,780	2,022
Research and development expenses	5,610	4,135	6,271
Financial expenses
Interest	18,365	27,425	26,656
Other	1,425	(206)	(40)
Refinancing (Note 13)	6,031
Manufacturing facility closures, restructuring, strategic alternatives, and other charges (Note 4)		8,114	76,057
	100,888	112,417	195,869
Earnings (loss) before impairment of goodwill and income taxes	(22,633)	3,924	(77,407)
Impairment of goodwill (Note 12)	66,726		120,000
Earnings (loss) before income taxes	(89,359)	3,924	(197,407)
Income taxes (recovery) (Note 5)	3,440	12,317	(30,714)
Net loss	(92,799)	(8,393)	(166,693)

Loss per share (Note 6)
Basic	(1.57)	(0.19)	(4.07)
Diluted	(1.57)	(0.19)	(4.07)

The accompanying notes are an integral part of the consolidated financial statements and Note 3 provides additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Years ended December 31, 2008, 2007 and 2006
(in thousands of US dollars)

	2008	2007	2006
	$	$	$
Net loss	(92,799)	(8,393)	(166,693)
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of $1,733, $964 in 2007)	(2,950)	(1,641)
Settlement of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of $1,080)	1,840
Change in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of $151)	(257)
Reduction in net investment in a foreign subsidiary (Note 3)	(899)
Changes in accumulated currency translation adjustments	(32,644)	31,824	2,311
Other comprehensive income (loss)	(34,910)	30,183	2,311
Comprehensive income (loss) for the year	(127,709)	21,790	(164,382)

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Shareholders’ Equity

Years ended December 31, 2008, 2007 and 2006
(in thousands of US dollars, except for number of common shares)

	Common shares
	Number	Amount	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive income	Total shareholders’ equity
		$	$	$	$	$
Balance as at December 31, 2005	40,957,574	287,187	6,237	107,161	33,830	434,415
Shares issued for cash upon exercise of stock options	29,366	136				136
Stock-based compensation expense			2,022			2,022
Accelerated vesting of stock options			1,527			1,527
Net loss				(166,693)		(166,693)
Changes in accumulated currency translation adjustments					2,311	2,311
Balance as at December 31, 2006	40,986,940	287,323	9,786	(59,532)	36,141	273,718
Cumulative impact of accounting changes relating to financial instruments and hedges				443	1,138	1,581
Balance as at December 31, 2006, as restated	40,986,940	287,323	9,786	(59,089)	37,279	275,299
Shares issued pursuant to shareholders’ rights offering (Note 15)	17,969,408	60,851				60,851
Stock-based compensation expense			1,780			1,780
Accelerated vesting of stock options			290			290
Net loss				(8,393)		(8,393)
Change in fair value of interest rate swap agreements, designated as cash flows hedges (net of future income taxes of $964)					(1,641)	(1,641)
Changes in accumulated currency translation adjustments					31,824	31,824
Balance as at December 31, 2007	58,956,348	348,174	11,856	(67,482)	67,462	360,010
Cumulative impact of accounting changes relating to inventories (Note 2)				(252)		(252)
Balance as at December 31, 2007, as restated	58,956,348	348,174	11,856	(67,734)	67,462	359,758
Stock-based compensation expense			1,268			1,268
Net loss				(92,799)		(92,799)
Change in fair value of interest rate swap agreements, designated as cash flow hedges (net of future income taxes of $1,733)					(2,950)	(2,950)
Settlement of interest rate swap agreements, recorded in the consolidated earnings (net of income taxes of $1,080)					1,840	1,840
Change in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of future income taxes of $151)					(257)	(257)
Reduction in net investment in a foreign subsidiary					(899)	(899)
Changes in accumulated currency translation adjustments					(32,644)	(32,644)
Balance as at December 31, 2008	58,956,348	348,174	13,124	(160,533)	32,552	233,317

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2008, 2007 and 2006
(in thousands of US dollars)

	2008	2007	2006
	$	$	$
OPERATING ACTIVITIES
Net loss	(92,799)	(8,393)	(166,693)
Non-cash items
Depreciation and amortization	36,538	38,902	36,622
Impairment of goodwill	66,726		120,000
Loss on disposal of property, plant and equipment	532	460	925
Property, plant and equipment impairment and other charges in connection with manufacturing facility closures, restructuring, strategic alternatives and other charges		1,373	49,382
Write-down of inventories	7,703
Impairment of property, plant and equipment	424
Write-off of debt issue expenses in connection with debt refinancing	3,111
Future income taxes	4,006	11,439	(32,262)
Stock-based compensation expense	1,268	1,780	2,022
Pension and post-retirement benefits funding in excess of amounts expensed	(1,479)	(2,356)	(195)
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary	(899)
Other non-cash items			(435)
Cash flows from operations before changes in non-cash working capital items	25,131	43,205	9,366
Changes in non-cash working capital items
Trade receivables	12,310	9,545	27,725
Other receivables	(1,491)	(791)	7,667
Inventories	(6,556)	(18,736)	27,783
Parts and supplies	(1,306)	(817)	(770)
Prepaid expenses	364	515	4,514
Accounts payable and accrued liabilities	(7,664)	4,835	(22,676)
	(4,343)	(5,449)	44,243
Cash flows from operating activities	20,788	37,756	53,609

INVESTING ACTIVITIES
Property, plant and equipment	(21,048)	(18,470)	(27,090)
Proceeds on the disposal of property, plant and equipment	3,202	1,376	3,447
Business acquisition			(167)
Other assets	(795)	(1,308)	(5,448)
Intangible assets	(3,207)
Goodwill		(300)	(298)
Cash flows from investing activities	(21,848)	(18,702)	(29,556)

FINANCING ACTIVITIES
Change in bank indebtedness			(15,000)
Long-term debt	160,119	73	792
Debt issue expenses	(2,777)	(2,269)
Repayment of long-term debt	(154,952)	(80,738)	(2,920)
Issue of common shares			136
Proceeds from shareholders’ rights offering		62,753
Shareholders’ rights offering costs		(1,902)
Cash flows from financing activities	2,390	(22,083)	(16,992)
Net increase (decrease) in cash	1,330	(3,029)	7,061
Effect of foreign currency translation adjustments	(1,469)	1,259	104
Cash, beginning of year	15,529	17,299	10,134
Cash, end of year	15,390	15,529	17,299

SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION
Interest paid	20,264	25,513	26,209
Income taxes paid	364	378	1,877

The accompanying notes are an integral part of the financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

December 31, 2008 and 2007
(in thousands of US dollars)

	2008	2007
	$	$
ASSETS
Current assets
Cash	15,390	15,529
Trade receivables	75,467	91,427
Other receivables (Note 7)	4,093	2,970
Inventories (Note 8)	90,846	99,482
Parts and supplies	14,119	13,356
Prepaid expenses	3,037	3,522
Future income taxes (Note 5)	9,064	11,231
	212,016	237,517
Property, plant and equipment (Note 9)	289,763	317,866
Other assets (Note 10)	22,364	23,176
Intangible assets (Note 11)	3,956
Future income taxes (Note 5)	47,067	53,990
Goodwill (Note 12)		70,250
	575,166	702,799

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	78,249	88,866
Installments on long-term debt	623	3,074
	78,872	91,940
Long-term debt (Note 14)	250,802	240,285
Pension and post-retirement benefits (Note 17)	9,206	9,765
Derivative financial instruments (Note 21)	2,969	799
	341,849	342,789
SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	348,174	348,174
Contributed surplus	13,124	11,856

Deficit	(160,533)	(67,482)
Accumulated other comprehensive income (Note 16)	32,552	67,462
	(127,981)	(20)
	233,317	360,010
	575,166	702,799

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

/s/ George Bunze	/s/ Allan Cohen
George Bunze, Director	Allan Cohen, Director

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

1 - Governing Statutes and Nature of Activities

Intertape Polymer Group Inc. (the “Company”), incorporated under the Canada Business Corporations Act, is based in Montreal, Canada and in Sarasota/Bradenton, Florida and develops, manufactures and sells a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complimentary packaging systems for use in industrial and retail applications.

The common shares of the Company are listed on the New York Stock Exchange in the United States of America (“United States” or “US”) and on the Toronto Stock Exchange (“TSX”) in Canada.

2 - Accounting Policies

Basis of Presentation

The consolidated financial statements are expressed in US dollars and are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which, in certain respects, differ from the accounting principles generally accepted in the United States (“US GAAP”), as presented in Note 22.

Accounting Changes

On January 1, 2008, in accordance with the applicable transitional provisions, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections 3031 “Inventories”, 1535, “Capital Disclosures”, 3862, “Financial Instruments – Disclosures” and 3863, “Financial Instruments – Presentation”.

Inventories

Section 3031, provides more extensive guidance on the determination of cost and its subsequent recognition as an expense, including any write-down to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories.  Certain costs, such as storage costs and general and administrative expenses that do not contribute to bringing the inventories to their present location and condition, are excluded from the cost of inventories and expensed during the period in which they are incurred. In addition, the new section requires inventories to be measured at the lower of cost or net realizable value; disallows the use of a last-in first-out inventory costing methodology and requires that, when circumstances which previously caused inventories to be written down below cost no longer exist, the amount of the write-down is to be reversed. The new standard also requires various additional disclosures, in particular, the amount of inventories recognized as an expense during the period and the amount of any reversal of write-downs that is recognized as a reduction of expenses.

In accordance with the transitional provision of this section, the Company has chosen that any adjustment of the previous carrying amount of inventories will be recognized as an adjustment to the opening balance of retained earnings (deficit) at the beginning of the fiscal year of initial application. The consolidated financial statements of prior fiscal years were not restated.

The adoption of this new standard resulted in the following changes as at January 1, 2008: a $0.3 million increase in deficit, a $0.4 million decrease to inventories and a $0.1 million increase of

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

future income tax assets. In addition, the adoption of this new standard resulted in an increase in cost of sales of $0.4 million, an increase in net loss of $0.3 million and inconsequential impact on both basic and diluted earnings per share for the year ended December 31, 2008.

Capital Management and Financial Instruments Disclosures and Presentation

Section 1535, establishes standards for disclosing information about an entity’s capital and how it is managed. This additional disclosure includes quantitative and qualitative information regarding objectives, policies and processes for managing capital, as well as the entity’s compliance with externally imposed capital requirements.

Section 3862 describes the required disclosures related to the significance of financial instruments on the entity’s financial position and performance and the nature and extent of risks arising from financial instruments to which the entity is exposed to and how the entity manages those risks. Section 3863 establishes standards for presentation of financial instruments and non-financial derivatives. These sections replaced Section 3861, “Financial Instruments – Disclosure and Presentation”.

The results of the implementation of these new standards are included in Note 21 and had no impact on the Company’s consolidated financial results and position.

Prompt Payment Discounts received from Vendors

During the year ended December 31, 2008, the Company applied the recommendations of the CICA Emerging Issues Committee (“EIC”) No. 144 “Accounting by a customer (including reseller) for certain considerations received from a vendor” with respect to prompt payment discounts received from its vendors. Historically, the Company did not apply this EIC with respect to prompt payment discounts since the related amounts were determined to be insignificant to the consolidated financial statements. However, in light of rapidly increasing raw material prices during 2008 and the resulting increase in the value of prompt payment discounts offered by the Company’s vendors, such amounts have become significant in the determination of the Company’s financial results for the year. This EIC requires that consideration given to a customer by a vendor in the form of prompt payment discounts, be classified as a reduction of cost of sales in the customer’s statement of earnings. Accordingly, the Company retroactively reclassified approximately $1.9 million and $0.9 million of prompt payment discounts historically included in financial expenses as a reduction of cost of sales for the years ended December 31, 2007 and 2006, respectively. These reclassifications do not change the Company’s reported net loss for these years. For the year ended December 31, 2008, included in the Company’s consolidated earnings is $1.7 million of prompt payment discounts presented under the caption cost of sales.

Accounting Estimates and Measurement Uncertainty

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the consolidated balance sheet date and the recorded amounts of revenues and expenses during the year then ended. On an ongoing basis, management reviews its estimates based on currently available information. Actual results may differ from those estimates.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, are the allowance for doubtful accounts, the ability to use income tax losses and other future income tax assets, allowance for obsolete and slow moving inventories, net realizable value of inventories, useful lives of depreciable assets, the assumptions underlying the Company’s pension and post-retirement benefits and stock-based compensation fair value model, the estimated future cash flows and projections in connection with the impairment tests of goodwill, intangible assets and property, plant and equipment.

Significant changes in the underlying assumptions could result in significant changes to these estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly-owned. All intercompany accounts and transactions have been eliminated. Foreign exchange gains and losses in connection with intercompany transactions which are not designated as part of the Company’s net investment in its self-sustaining foreign operations are included in the determination of net earnings for the year.

Financial Assets and Liabilities

Financial instruments are measured at fair value on initial recognition. The measurement of financial instruments in subsequent periods depends on their classification. The classification of the Company’s financial instruments in the various classes is presented in the following table:

Class	Financial instruments
Assets held for trading	Cash
Loans and receivables	Trade receivables Other receivables (1) Loans to officers and directors
Other financial liabilities	Accounts payable Long-term debt

(1)

Excluding income, sales and other taxes

Assets held for trading are recognized at fair value on the consolidated balance sheet.

Loans and receivables are recorded at amortized cost. Subsequent measurement of trade receivables are recorded at amortized cost, which usually corresponds to the amount initially recorded less any allowance for doubtful accounts. Subsequent measurements of other receivables are recorded at amortized cost using the effective interest method, including any impairment.

Accounts payable are measured at amortized cost using the effective interest method and the gains and losses resulting from their subsequent measurement, at the end of each period, are recognized in net earnings.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

2 – ACCOUNTING POLICIES (Continued)

Long-term debt is measured at amortized cost using the effective interest method. The amount recorded upon initial recognition corresponds to the notional amount of the long-term debt, representing its fair value, less the related debt issue expenses, with the exception of debt issue expenses incurred in connection with a line of credit or a revolving long-term credit agreement, such as the Company’s ABL, which are capitalized and amortized, using the straight-line method, over the term of the related long-term debt agreement.

Derivative Financial Instruments

The Company uses derivative financial instruments to reduce or eliminate the risks inherent in certain transactions and identifiable balances that arise in the normal course of business. Derivative financial instruments are primarily utilized by the Company to reduce interest rate risk on its long-term debt and foreign exchange risk on certain of its inventory purchases. The Company therefore uses derivative financial instruments to ensure unfavourable fluctuations in cash flows are offset by changes in cash flows from derivative financial instruments. The Company does not enter into derivative financial instruments for trading or speculative purposes.

The Company’s policy is to formally designate each derivative financial instrument as a hedge of a specifically identified debt instrument and inventory purchases, including the related settlement thereof. The Company believes that the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, since all critical terms in the derivative financial instruments match the terms of the debt instrument and inventory purchases, including the related settlement thereof, being hedged. Cash flow hedge accounting is used. The Company formally documents all relationships between the hedging items and the hedged items. The Company also assesses the effectiveness of the hedging relationships each quarter.

Interest rate swap agreements are used as part of the Company’s program to manage the floating interest rate mix of the Company’s total debt portfolio and related overall cost of borrowing. The interest rate swap agreements involve the periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based, and are recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Forward foreign exchange rate contracts are used as part of the Company’s program to manage the exchange risk associated with certain monthly inventory purchases of the Company’s U.S. self-sustaining foreign operations, which are settled in Canadian dollars. Foreign exchange rate gains and losses resulting from the updating of the accounts payable related to these purchases or the settlement thereof, will be excluded from the determination of net earnings for the year and accordingly, will be recorded as an adjustment to other comprehensive income (loss). Upon the sale of the inventories and the settlement of the contracts, any remaining amounts in other comprehensive income (loss) relating to these purchases will be included in the determination of net earnings for the year as an increase or decrease to cost of sales.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

2 – ACCOUNTING POLICIES (Continued)

The effective portion of changes in the fair value of a financial instrument designated as a hedge is recognized in other comprehensive income (loss) and gains and losses related to the ineffective portion, if any, are immediately recognized in net earnings with the related hedged item. Amounts previously included as part of other comprehensive income (loss) are reclassified to net earnings with the hedged item in the period during which the changes in cash flow of the hedge item impact net earnings. Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, is sold or liquidated or the Company terminates its designation of the hedging relationship. If the hedged item ceases to exist, unrealized gains or losses recognized in other comprehensive income (loss) are reclassified to net earnings.

Embedded Derivatives

An embedded derivative that is not closely related to the host contract should be separated and classified as a financial instrument held for trading. It is recorded at fair value and subsequent changes in the fair value are recognized in net earnings. The costs of transactions related to the embedded derivatives are recorded in net earnings. As at December 31, 2008 and 2007, the Company does not have any hybrid instruments that include an embedded derivative to be separated from the host contract.

Comprehensive Income

Comprehensive income is the change in equity or net assets of the Company during the period from transactions and other instruments and circumstances from non-owner sources and comprises the Company’s net loss and other comprehensive income. Other comprehensive income (loss) comprises items that are recognized in comprehensive income, but excluded from the determination of net earnings, primarily including exchange gains and losses on net investments in self-sustaining foreign operations and changes in the fair value of financial instruments designated as cash flow hedges, net of future income taxes. The components of comprehensive income are presented in the consolidated statement of comprehensive income (loss).

Foreign Currency Translation

Reporting Currency

The accounts of the Company’s operations having a functional currency other than the US dollar have been translated into the reporting currency using the current rate method as follows: assets and liabilities have been translated at the exchange rate in effect at the balance sheet date and revenues and expenses have been translated at the average rate during the year then ended. All translation gains or losses of the Company’s net equity investments in these operations have been included in accumulated other comprehensive income in the consolidated balance sheet.

Foreign Currency Translation

Transactions denominated in currencies other than the functional currency have been translated into the functional currency as follows: monetary assets and liabilities have been translated at the exchange rate in effect at the end of each year and revenues and expenses have been translated

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

at the average exchange rates for each year, except for depreciation and amortization which are translated at the historical rate; non-monetary assets and liabilities have been translated at the rates prevailing at the transaction dates. Exchange gains or losses on financial assets and liabilities are recognized in net earnings.

Revenue Recognition

Revenue from product sales is recognized when there is persuasive evidence of an arrangement (purchase order was received from the customer), the amount is fixed or determinable (pre-established price list with customers), delivery of the product to the customer has occurred (generally, FOB shipping point), there are no uncertainties surrounding product acceptance and collection of the amount is considered probable (credit worthiness of customers regularly evaluated). Title to the product passes upon shipment of the product. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

Research and Development

Research and development expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses in accordance with GAAP are met.

Stock Option Plan

The Company has a stock-based compensation plan that grants stock options to employees and directors. Stock-based compensation expense is recognized over the vesting period of the options granted. Any consideration paid by employees and directors on exercise of stock options is credited to capital stock together with any related stock-based compensation expense originally recorded in contributed surplus. Forfeitures are estimated at the time of the grant and are subsequently adjusted to reflect actual events.

Earnings per Share

Basic earnings per share are calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method giving effect to the exercise of options. The treasury stock method assumes that any proceeds that could be obtained upon the exercise of options would be used to repurchase common shares at the average market price during the year.

Cash

Cash includes cash on account and demand deposits.

Accounts Receivable

Credit is extended based on evaluation of a customer’s financial condition. For certain customers, the Company may require a (i) cash on delivery arrangement or (ii) collateral. Accounts receivable are stated at amounts due from customers based on agreed upon payment terms, net of an allowance for doubtful accounts.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

Inventories and Parts and Supplies

Raw materials, work in process and finished goods are valued at the lower of cost and net realizable value. Cost is determined by the first in, first out method. The cost of work in process and finished goods includes the cost of raw materials, direct labour and manufacturing overhead.

Parts and supplies are valued at the lower of cost and replacement cost.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less applicable investment tax credits earned and are depreciated over their estimated useful lives or, if lower, over the terms of the related leases using the straight-line method over the following years:

Years

Buildings and building under capital lease	15 to 40
Manufacturing equipment	5 to 20
Computer equipment and software	3 to 10
Furniture, office equipment and other	3 to 7

The Company follows the policy of capitalizing interest during the construction and preproduction periods as part of the cost of significant property, plant and equipment. Normal repairs and maintenance are expensed as incurred. Expenditures constituting a betterment to the assets by way of change in capacities or extension of useful lives are capitalized. Depreciation is not charged on new property, plant and equipment until they become operative.

Deferred Charges

Debt issue expenses, incurred in connection with the Company’s Asset-Based Loan (“ABL”), are deferred and amortized on a straight-line basis over the term of the ABL. Other deferred charges are amortized on a straight-line basis over the period of future benefit not exceeding five years as at December 31, 2008.

Debt issue expenses relating to long-term debt, other than debt issue expenses incurred in connection with a line of credit or a revolving debt, such as the Company’s ABL, are capitalized against long-term debt and are amortized using the effective interest rate method.

Intangible Assets

Intangible assets consist of distribution rights and customer contracts. These intangible assets were acquired through an asset acquisition described in Note 11. The Company amortizes these intangible assets over their estimated useful lives, of six years, using the straight-line method.

Impairment of Long-lived Assets

Long-lived assets, such as property, plant and equipment and intangible assets, subject to amortization, are tested for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. The carrying amount of a long-lived asset is not recoverable when it exceeds the sum of the undiscounted cash flows expected from its use and

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

eventual disposal. In such a case, an impairment loss must be recognized and is equivalent to the excess of the carrying amount of a long-lived asset over its fair value.

Goodwill

Goodwill is the excess of the cost of acquired businesses over the net of the amounts assigned to assets acquired and liabilities assumed. Goodwill is not amortized. It is tested for impairment annually or more frequently if events or changes in circumstances indicate that it is impaired. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying amount of a reporting unit with its fair value. If any potential impairment is identified, it is quantified by comparing the carrying amount of goodwill to its fair value. When the carrying amount of goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. The fair value of reporting units, for purposes of goodwill impairment testing, is calculated as described in Note 12.

Transaction Costs

Transaction costs with respect to financial instruments not classified as held-for-trading, with the exception of a line of credit or a revolving credit agreement, are recorded as an adjustment to the cost of the underlying financial instruments, when they are recognized, and are amortized using the effective interest rate method.

Transaction costs incurred in connection with the securing of a line of credit or a revolving credit agreement are capitalized as part of other assets, on the consolidated balance sheet, and subsequently amortized using the straight-line method over the term of the agreement.

Transaction costs with respect to equity instruments are recorded as a reduction of the proceeds received.

Environmental Costs

The Company expenses, as incurred, recurring costs associated with managing hazardous substances in ongoing operations. The Company also accrues the fair value of a liability for costs associated with the remediation of environmental pollution in the period in which it is incurred and when a reasonable estimate of fair value can be made.

Pension and Post-Retirement Benefit Plans

The Company has defined benefit and defined contribution pension plans and other post-retirement benefit plans for its Canadian and American employees.

The following policies are used with respect to the accounting for the defined benefit and other post-retirement benefit plans:

–

The cost of pensions and other post-retirement benefits earned by employees is actuarially determined using the projected benefit method prorated on service and is charged to earnings as services are provided by the employees. The calculations take into account management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees, participants’ mortality rates and expected health care costs;

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

2 – ACCOUNTING POLICIES (Continued)

–

For the purpose of calculating the expected return on plan assets, those assets are valued at the market-related value for certain plans and for other plans, at fair value. Market-related value of assets as at December 31 is determined based on the assets’ market value adjusted by a certain percentage, ranging from 20% to 80%, of the assets gains (losses) from the prior four years, resulting in values within 80% to 120% of the assets actual market value. Assets gains (losses) represent the difference between the assets’ market value and their expected value. The assets’ expected value is determined as a function of the assets’ prior year’s market value adjusted for contributions, benefits paid and interest rate at the valuation date;

–

Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees who are active at the date of amendment;

–

Actuarial gains (losses) arise from the difference between actual long-term rate of return on plan assets for a period and the expected long-term rate of return on plan assets for that period and from changes in actuarial assumptions used to determine the accrued benefit obligation. The excess of the net accumulated actuarial gains (losses) over 10% of the greater of the benefit obligations and the market-related value or the fair value of plan assets is amortized over the average remaining service period of active employees covered by the plans;

–

On January 1, 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company is amortizing the transitional obligations on a straight-line basis over the average remaining service periods of employees expected to receive benefits under the benefit plans as at January 1, 2000;

–

When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement;

–

Defined contribution plan accounting is applied to a multiemployer defined benefit plan for which the Company has insufficient information to apply defined benefit plan accounting.

Income Taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using substantially enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not considered to be more likely than not.

New Accounting Pronouncements Not Yet Implemented

As at March 30, 2009, certain new primary sources of GAAP (“standards”) have been published but are not yet in effect. The Company has not early adopted any of these standards. The new standards which could potentially impact the Company’s consolidated financial statements are detailed as follows:

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

2 - ACCOUNTING POLICIES (Continued)

–

Goodwill and intangible assets

In February 2008, the CICA published new Section 3064, “Goodwill and Intangible Assets”. This section which replaces “Goodwill and Other Intangible Assets”, Section 3062, and “Research and Development Costs”, Section 3450, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. In addition, Section 1000, “Financial Statement Concepts” was amended to clarify the criteria for recognition of an asset. Finally, once a company adopts this new section it may no longer apply the guidance in EIC Abstract 27, “Revenues and Expenditures during the Pre-Operating Period”.

This section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008 and the Company will implement it as of January 1, 2009. The Company does not anticipate that the application of this new standard will have a material impact on its consolidated financial results upon adoption.

–

International financial reporting standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) announced that, as at January 1, 2011, publicly-accountable enterprises are expected to adopt IFRS. Accordingly, the Company expects to adopt these new standards during its fiscal year beginning on January 1, 2011. The AcSB also stated that, during the transition period, enterprises will be required to provide comparative IFRS information for the previous fiscal year. The IFRS issued by the International Accounting Standards Board (“IASB”) require additional financial statement disclosures and, while the conceptual framework is similar to GAAP, enterprises will have to take account of differences in accounting principles. The Company is currently assessing the impact of these new standards on its consolidated financial statements, however at this time, it is not possible to reasonably determine the impact of this anticipated accounting change on the Company’s consolidated financial results and position.

–

Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the EIC of the CICA approved abstract No. 173 “Credit risk and the fair value of financial assets and financial liabilities” (“EIC-173”), which clarifies that an entity’s own credit risk and the credit risk of its counterparty should be taken into account in determining the fair value of financial assets and liabilities. EIC-173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after the date of issuance of this abstract. The Company will implement the provisions of EIC-173 in its fair value determination of financial assets and liabilities as at March 31, 2009. The Company is currently assessing the impact of adopting this new standard on its consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

ADDITIONAL INFORMATION REGARDING CONSOLIDATED EARNINGS

	2008	2007	2006
	$	$	$
Financial expenses
Interest on long-term debt	18,079	24,856	25,476
Amortization of debt issue expenses on long-term debt	934	2,646	989
Interest on credit facilities	244	237	913
Amortization of debt issue expenses on credit facilities	141	698	371
Interest capitalized to property, plant and equipment	(1,033)	(1,012)	(1,093)
	18,365	27,425	26,656

Other
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary (1)	(899)
Foreign exchange loss (gain)	1,689	(996)	(553)
Interest income and other	635	790	513
	1,425	(206)	(40)

Refinancing
Write-off of debt issue expenses in connection with debt refinancing	3,111
Settlement of interest rate swap agreements	2,920
6,031

Depreciation of property, plant and equipment	35,174	35,313	34,934
Amortization of other deferred charges	117	245	328
Amortization of intangible assets	172
Impairment of property, plant and equipment	424		32,168
Loss on disposal of property, plant and equipment	532	460	925
Write-down of inventory (2)	7,703
Inventories recognized as an expense	433,945	438,099	460,249
Investment tax credits recorded as a reduction of research and development expenses	170	355

(1)

During the second quarter of 2008, the Company reclassified from consolidated accumulated other comprehensive income, a foreign exchange gain  amounting to $0.9 million as a result of a partial repayment of notes previously advanced to one of the Company’s self-sustaining foreign operations (the “Subsidiary”). This repayment ultimately reduced the Company’s net investment in this Subsidiary.

(2)

Includes a write-down of raw material inventories to be purchased pursuant to unfavourable (onerous) firm purchase commitments entered into by the Company amounting to approximately $2.3 million. The Company’s management determined that the cost of the related finished goods, in which such raw materials will be ultimately incorporated into upon their consumption in the production process, exceed their net realizable value as at December 31, 2008 and accordingly, warrant a write-down.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

Manufacturing Facility Closures, Restructuring, strategic alternatives and other charges

Year ended December 31, 2008

During the year ended December 31, 2008, the Company did not incur any additional costs in connection with its manufacturing facility closures, restructuring, strategic alternatives and other charges given that the Company had substantially completed all announced activities as at December 31, 2007. During the year ended December 31, 2008, the Company settled, in non-cash charges and cash payments, previously recorded obligations relating to such activities amounting to approximately $0.5 million and $0.8 million, respectively. In addition, and based on newly available information, the Company revised its estimation regarding the site restoration obligation recorded in connection with the previously closed Brighton, Colorado manufacturing facility, described later in this Note. This estimate revision resulted in a reduction of the related obligation in the amount of $0.7 million.

As at December 31, 2008, the Company’s outstanding obligation in connection with manufacturing facility closures, restructuring, strategic alternatives and other charges, included in accounts payable and accrued liabilities, on the Company’s consolidated balance sheet, amounted to approximately $0.4 million ($0.3 million and $0.1 million relating to site restoration and restructuring, respectively).

Year ended December 31, 2007

The following table describes the significant charges incurred by the Company in connection with its strategic alternative and restructuring processes, included in the Company’s consolidated statement of earnings for the year ended December 31, 2007 under the caption manufacturing facility closures, restructuring, strategic alternatives and other charges.

		Manufacturing facility closures
		Severance and other labor related costs	Site restoration	Restructuring	Other charges	Total
		$	$	$	$	$
Balance as at January 1, 2007 included in accounts payable and accrued liabilities		272	2,394	3,162	335	6,163
Staffing reductions	(a)			1,327		1,327
Strategic alternatives process	(b)				6,787	6,787
				1,327	6,787	8,114
Cash payments		272	1,140	3,308	6,832	11,552
Non-cash charges					290	290

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

Balance as at December 31, 2007 included in accounts payable and accrued liabilities	1,254	1,181	2,435

4 -

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC ALTERNATIVES AND OTHER COSTS (Continued)

Year ended December 31, 2007 (continued)

(a)

In connection with the cost reduction initiatives commenced in 2006, the Company recorded $1.3 million in severance and other labour related costs with respect to the staffing reductions undertaken by the Company. With respect to the staffing reductions, the Company had incurred a total of $7.3 million as at December 31, 2007.

(b)

At the annual and special meeting of shareholders held on June 28, 2007, shareholders rejected, by a vote of approximately 70%, a special resolution providing for the sale of all the outstanding common shares of the Company, thereby terminating the strategic alternative process, which commenced in the late part of 2006. In connection with the strategic alternative process and the termination thereof, the Company recorded a charge of approximately $5.5 million, bringing the total related cost to approximately $6.1 million. The $5.5 million incurred in 2007 is comprised of a $1.8 million termination fee paid to the rejected acquirer and $3.7 million paid in professional fees and other charges associated with this process.

In addition, the Company’s Interim Chief Executive Officer retired in the second half of 2007. In connection with his retirement, the Company recorded a charge of approximately $1.1 million including $0.1 million in stock-based compensation expense and $1.0 representing the recognition of the balance of his pension obligation. In addition, the Company’s Chief Financial Officer retired on June 30, 2007. In regards to his retirement, the Company recorded a charge of approximately $0.2 million in stock-based compensation expense.

The Company has substantively completed all announced restructurings and plant closures, as well as strategic alternative activities and it does not expect any additional costs in future periods with respect to such initiatives.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

4 -

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC ALTERNATIVES AND OTHER COSTS (Continued)

Year ended December 31, 2006

The following table describes the significant charges incurred by the Company in connection with its restructuring efforts, included in the Company’s consolidated statement of earnings for the year ended December 31, 2006 under the caption manufacturing facility closures, restructuring, strategic alternatives and other charges.

		Manufacturing Facility Closures
		Impairment of long-lived assets	Severance and other labor related costs	Site Restoration	Inventory	Other	Restructuring	Other Charges	Total
		$	$	$	$	$	$	$	$

Piedras Negras, Mexico facility closure	(a)	961	519		1,403	326			3,209
Brighton, Colorado facility closure	(b)	22,131	1,292	2,583	3,524	649			30,179
Environmental remediation	(c)					1,480			1,480
Facilities sale	(d)					925		14	939
Gretna, Virginia facility closure	(e)	1,225	42		1,515	402			3,184
Retirement of Chief Executive Officer	(f)							9,900	9,900
Canadian income trust project	(g)							3,940	3,940
Staffing reductions and Chief Executive Officer succession planning	(h)						6,005	1,289	7,294
Termination of corporate aircraft lease	(i)						2,515		2,515
Credit facilities amendments	(j)							1,908	1,908
Impairment of long-lived assets	(k)						7,851	176	8,027
Patent litigations	(l)							2,873	2,873
Strategic alternatives process	(m)							609	609
		24,317	1,853	2,583	6,442	3,782	16,371	20,709	76,057
Cash payments			1,581	189		2,857	5,358	9,487	19,472
Non-cash charges		24,317			6,442	925	7,851	10,887	50,422
Balance as at December 31, 2006 included in accounts payable and accrued liabilities			272	2,394			3,162	335	6,163

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

4 -

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC ALTERNATIVES AND OTHER COSTS (Continued)

Manufacturing Facility Closures

During the year ended December 31, 2006, the Company underwent significant changes including making several revisions to its business model, which included the following: (1) seeking ways to restructure its business and reduce costs to levels more proportionate with near term anticipated sales volume and gross margins; (2) expanding the use of imported products and (3) exiting of several unprofitable customer accounts and streamlining product offerings, particularly with respect to products sold to its consumer accounts. Consequently, the Company undertook the following facility closures activities during the year ended December 31, 2006:

(a)

In the first quarter of 2006, the Company closed its flexible intermediate bulk container (“FIBC”) manufacturing facility in Piedras Negras, Mexico. The total charge for closing this facility was $3.2 million, of which $2.4 million was non-cash charges resulting from the impairment charge recorded to reflect the fair value of the machinery and equipment which were idled upon closure of the facility, and inventories located in Piedras Negras in the amount of $1.0 million and $1.4 million respectively. In addition, the Company incurred $0.5 million in severance and other labour related costs in connection with the facility’s employees and $0.3 million in other costs associated with the facility closure.

 (b)

The Company closed its manufacturing facility in Brighton, Colorado in early November 2006. The total costs for severance, equipment relocation and facility restoration were approximately $1.3 million, $0.6 million and $2.6 million, respectively. The Company also recorded $25.7 million in non-cash charges as an impairment to reflect the estimated recoverable value of the machinery and equipment, which were idled upon the closure of the facility and inventories located in Brighton, in the amount of $22.1 million and $3.5 million, respectively.

(c)

In the second quarter of 2006, the Company recorded $1.5 million in additional remediation expenses at its Montreal manufacturing facility that was closed in December 2004. The Company had originally estimated the cost of the environmental remediation to be approximately $0.5 million. When remediation activities commenced in April 2006, the Company was notified that excavation had uncovered additional soil contamination requiring remediation in excess of the original estimate. The remediation was completed during the third quarter and in October 2006, the Company sold the property to a third party and has no residual environmental liability related to this site.

(d)

In June and July 2006, the Company sold the properties of two previously closed manufacturing facilities in Edmunston, New Brunswick and Green Bay, Wisconsin. The Company realized net cash proceeds of approximately $2.5 million and recorded a loss on disposition of approximately $0.9 million.

(e)

In an effort to improve its customer service levels and reduce related service costs, during 2006, the Company implemented changes in the manner in which it handles packaging, sales and delivery of products to retail customers in its consumer business. These changes required the closing of the Company’s repackaging facility in Gretna, Virginia. The cost to close the facility totalled $3.2 million including $2.7 million of non-cash charges related to adjusting discontinued inventories by approximately $1.5 million to estimated net realizable value, retiring information technology systems

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

amounting to $1.2 million and an additional $0.5 million in other charges associated with the facility closure.

4 -

MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, STRATEGIC ALTERNATIVES AND OTHER COSTS (Continued)

Restructuring and Other Charges

(f)

The Company’s founder, Chief Executive Officer and Chairman of the Board of Directors retired at the Company’s annual shareholders’ meeting on June 14, 2006. In connection with his retirement, the Company recorded charges totalling $9.9 million including $1.5 million in accelerated stock-based compensation expense and $2.4 million related to the recognition of the balance of his pension obligation.

(g)

As originally announced in December 2005, the Company investigated the possibility of selling a portion of its interest in the combined coated products operation and FIBC business through an initial public offering of the combined businesses using a Canadian Income Trust. On May 24, 2006, the Company announced that it had indefinitely deferred the decision to proceed with this offering. Accordingly, during the second and third quarters of 2006, the Company recorded a net charge of $3.9 million representing the write-off of the fees and expenses incurred in connection with the decision.

(h)

The Company made significant reductions in its staffing levels beginning in the second quarter of 2006 and continuing through the remainder of the year. These staffing adjustments, coupled with Chief Executive Officer succession planning costs resulted in restructuring and other charges of approximately $7.3 million.

(i)

In June 2006, the Company decided to exit its corporate aircraft lease, resulting in a charge of $2.5 million. The Company successfully exited the corporate aircraft lease in the fourth quarter of 2006.

(j)

During the year ended December 31, 2006, the Company amended its credit facilities twice in order to accommodate the various charges discussed herein, to allow for the goodwill impairment charge and to provide for the relaxation of the credit facilities’ covenants. As a result, the Company incurred approximately $1.9 million in amendment fees.

(k)

The Company recorded property, plant and equipment impairment charges totalling $8.0 million in 2006 related to efforts to streamline manufacturing operations through the elimination of redundant capacity as well as ongoing revisions to product marketing strategies.

(l)

During the second quarter of 2006, the Company reassessed the recoverability of certain legal costs incurred in defence of lawsuits alleging trademark infringement and concluded that the costs were no longer recoverable. Accordingly, in the second quarter of 2006, the Company wrote-off approximately $2.9 million in legal costs related to these claims.

(m)

On October 2, 2006, the Company announced that its Board of Directors was initiating a process to explore and evaluate various strategic and financial alternatives available to enhance shareholder value. During the fourth quarter of 2006, the Company incurred costs of approximately $0.6 million in connection with this process.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

5 - INCOME TAXES

The provision for income taxes (recovery) consists of the following:

	2008	2007	2006
	$	$	$
Current	(566)	878	1,548
Future	4,006	11,439	(32,262)
	3,440	12,317	(30,714)

The reconciliation of the combined federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows:

	2008	2007	2006
	%	%	%
Combined federal and provincial income tax rate	34.0	33.9	36.2
Foreign losses recovered at lower rates	1.4	7.7	0.4
Change in income tax rate		121.1
Impairment of goodwill	(19.0)		(17.2)
Non-deductible expenses		41.5	(1.2)
Impact of other differences	(0.9)	44.2	(2.6)
Change in valuation allowance	(19.3)	65.6
Effective income tax rate	(3.8)	314.0	15.6

The net future income tax assets are detailed as follows:

	2008	2007
	$	$
Future income tax assets
Trade and other receivables	61	220
Inventories	1,251	2,502
Property, plant and equipment	8,549	8,355
Accounts payable and accrued liabilities	1,358	2,595
Derivative financial instruments	1,099	296
Tax credits, losses carry-forward and other tax deductions	105,597	112,369
Pension and post-retirement benefits	275	804
Goodwill	12,339	4,337
Other	599	1,050
Valuation allowance	(24,295)	(14,286)
	106,833	118,242
Future income tax liabilities
Property, plant and equipment	50,448	52,467
Pension and post-retirement benefits	254	554
	50,702	53,021
Total net future income tax assets	56,131	65,221

Net current future income tax assets	9,064	11,231
Net long-term future income tax assets	47,067	53,990
Total net future income tax assets	56,131	65,221

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

5 - INCOME TAXES (Continued)

As at December 31, 2008, the Company has $39.6 million (CAD$48.3 million) of Canadian operating losses carry-forward expiring in 2009 through 2028, of which $7.3 million (CAD$8.9 million) were not recognized as future income tax assets, and $221.6 million of US federal and state operating losses expiring in 2010 through 2028, of which $38.2 million were not recognized as future income tax assets.

	Canada		United States
	Federal	Provincial
	$	$	$
2009	17.2	17.2
2010	6.7	6.7	0.2
2011			3.5
2012			8.8
2014	1.2	1.2
2015	2.0	2.0
2018			4.6
2019			15.0
2020			11.9
2021			50.9
2022			33.9
2023			34.8
2024			8.9
2026	6.0	6.0	27.2
2027	4.4	4.4
2028	2.1	2.1	21.9
	39.6	39.6	221.6

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. The Company expects the future income tax assets, net of the valuation allowance, as at December 31, 2008, to be realized as a result of the reversal of existing taxable temporary differences, projection of taxable income and tax planning strategies implementation.

During the year ended December 31, 2008, the Company’s management revised its assessment of the recoverability of the Company’s future income tax assets. Accordingly, the Company recorded a $10.0 million net increase to its future income tax assets’ valuation allowance consisting primarily of the following: i) a $16.5 million increase with respect to the long-term uncertainties inherent in the recent worldwide credit crisis and economic slowdown, ii) a $5.5 million decrease in connection with the improved financial performance of the Company’s Engineered Coated Products Division and management’s ability to take advantage of certain income tax planning strategies, and iii) a $1.0 million decrease regarding the foreign exchange impact due to the significant weakening of the Canadian dollar.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

5 - INCOME TAXES (Continued)

During the year ended December 31, 2007, the Company recorded a $1.8 million increase to its income tax assets’ valuation allowance. The increase in the valuation allowance was based on the Company’s expectation that certain Canadian net operating losses scheduled to expire in future years, will likely not be utilized, mitigated in part by the expected utilization of certain net operating losses in the US that had previously been provided for.

6 - EARNINGS PER SHARE

	2008	2007	2006
	$	$	$
Net loss	(92,799)	(8,393)	(166,693)

Weighted average number of common shares outstanding	58,956,348	45,286,644	40,980,939

Basic loss per share	(1.57)	(0.19)	(4.07)
Diluted loss per share	(1.57)	(0.19)	(4.07)

The following number of options were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented:

	2008	2007	2006

Options	3,511,462	3,976,337	3,154,028

7 - OTHER RECEIVABLES

	2008	2007
	$	$
Income and other taxes	390	266
Supplier rebates receivable	1,438	402
Sales taxes	827	1,761
Other	1,438	541
	4,093	2,970

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

8 - INVENTORIES

	2008	2007
	$	$
Raw materials	23,645	32,244
Work in process	19,706	18,875
Finished goods	47,495	48,363
	90,846	99,482

The carrying amount of inventories carried at net realizable value is as follows as at December 31, 2008:

$
Cost	40,877
Write-down to net realizable value (1)	5,379
Carrying amount	35,498

(1)

Excludes the write-down of inventories to be purchased pursuant to firm purchase commitments as described in Note 20.

9 - PROPERTY, PLANT AND EQUIPMENT

	2008
	Cost	Accumulated depreciation	Net
	$	$	$
Land	3,708		3,708
Buildings	76,498	35,897	40,601
Manufacturing equipment	489,713	273,620	216,093
Computer equipment and software	66,850	52,088	14,762
Furniture, office equipment and other	2,687	2,579	108
Construction in progress	14,491		14,491
	653,947	364,184	289,763

	2007
	Cost	Accumulated depreciation	Net
	$	$	$
Land	4,024		4,024
Buildings	79,286	36,952	42,334
Manufacturing equipment	505,805	265,358	240,447
Computer equipment and software	65,165	46,822	18,343
Furniture, office equipment and other	3,077	2,778	299
Construction in progress	12,419		12,419
	669,776	351,910	317,866

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

9 – PROPERTY, PLANT AND EQUIPMENT (Continued)

Included in property, plant and equipment are assets under capital lease, primarily a building and computer hardware, with cost and accumulated amortization of $11,782 and $5,269, respectively ($11,619 and $4,256, respectively in 2007).

10 - OTHER ASSETS

	2008	2007
	$	$
Debt issue expenses and other deferred charges, at amortized cost	3,115	1,086
Loans to officers and directors, without interest, various repayment terms	108	108
Accrued pension benefit asset	10,866	9,805
Employees relocation program	91	2,951
Investment tax credits recoverable	5,621	6,446
Funds held in guarantor trust to satisfy future pension obligation	1,748	1,844
Other	815	936
	22,364	23,176

11 -  INTANGIBLE ASSETS

During the year ended December 31, 2008, the Company entered into an Asset Purchase Agreement (the “Agreement”). Under the Agreement the Company acquired a group of assets (the “Group”) for total consideration of CAD$5.5 million (the “Purchase Price”). The Group comprised both tangible and intangible assets primarily consisting of machines, distribution rights and customer contracts. Under the distribution rights, the Company committed to distribute and sell manufacturing machines and technology and attain specific thresholds in this respect over a period of 61 months terminating in September 2013 (the “Commitment”). The assets acquired complement the Company’s product offerings and customer base as part of its Engineered Coated Products Division.

The Purchase Price amounted to CAD$5.5 million, of which CAD$4.4 million was paid in cash, and the balance, of approximately CAD$1.1 million, is included in the Company’s accounts payable and accrued liabilities on its consolidated balance sheet as at December 31, 2008. The Purchase Price attributed to the machines acquired amounted to CAD$0.8 million (USD$0.7 million), and is included under the caption property, plant and equipment on the Company’s consolidated cash flows.

The Company determined the fair value of each of the assets acquired in the Group. The Purchase Price paid was then allocated to each asset acquired, on the basis, of the assets relative fair value.

As at December 31, 2008, the intangible assets recognized including their costs and respective accumulated amortization are as follows:

	Cost	Accumulated amortization	Net
	$	$	$
Distribution rights	3,090	129	2,961
Customer contracts	1,038	43	995
	4,128	172	3,956

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

9 – INTANGIBLE ASSETS (Continued)

The Agreement provides for additional consideration to be paid in connection with the Company’s Commitment. However, within the first two years of the Agreement, the machines acquired must attain certain market acceptance parameters or the Company has the right to renegotiate the Commitment with the vendor and if such renegotiation is not concluded on terms satisfactory to the Company, and if the vendor remains unable to resolve the issues to the satisfaction of the Company, then the Commitment will be relieved. Accordingly, as at December 31, 2008, the Company i) was not in the position to determine, beyond a reasonable doubt, the outcome of its Commitment and ii) concluded that the vendor retains future performance obligations under the provisions of the Agreement. Consequently, the Company will account for these contingencies upon their resolution as part of the cost of the machines acquired or as performance penalties to be charged to net earnings.

12 - GOODWILL

The Company performs an annual goodwill impairment test as at December 31. In the fourth quarter of 2007, the Company realigned its organizational and related internal reporting structures as described in Note 18. Consequently, the goodwill was reassigned to two new reporting units using a relative fair value allocation approach. As at December 31, 2008, the carrying amount of goodwill assigned to the Tapes and Films Division and to the Engineered Coated Products Division was nil ($58.1 million and $12.2 million, respectively in 2007). The Company calculates the fair value of each reporting unit using the discounted cash flows method.

As at December 31, 2008, and in connection with the worldwide credit crisis and economic slowdown which unfolded during the latter part of the year, management revised its estimates of growth and future business activities. This revision included, among others, a detailed assessment of: i) its operating markets, ii) operating plans and budgets and iii) other areas where the Company’s business might be adversely impacted by the changing operating environment. As a result of these assessments, management concluded that the Company’s future business activities and underlying markets have suffered adverse consequences in connection with the worldwide credit crisis and economic slowdown and consequently, reduced its related future cash flows and revenue projections. Accordingly, the Company recorded a goodwill impairment charge in its consolidated earnings amounting to $66.7 million (nil in 2007).

The changes in the carrying amount of goodwill are as follows:

	2008	2007
	$	$
Balance, beginning of year	70,250	63,746
Contingent consideration		300
Impairment	(66,726)
Foreign exchange impact	(3,524)	6,204
Balance, end of year		70,250

During the three months ended September 30, 2006, the Company performed a comprehensive assessment of its business and operating plans, in light of the significant changes to the underlying business. As a result of this assessment, the Company conducted a goodwill impairment test as at

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

September 30, 2006. This resulted in a charge to the consolidated earnings of $120.0 million. No further impairment was required as at December 31, 2006.

13 - BANK INDEBTEDNESS

Refinancing

On March 27, 2008, the Company successfully refinanced its entire senior secured credit facility (the “Facility”), which included the Company’s revolving credit facility and term loan, with a five-year, $200.0 million ABL entered into with a syndicate of financial institutions. The ABL is described in more detail in Note 14.

In connection with this refinancing, the Company has reported a refinancing charge amounting to $6.0 million, comprised of $3.1 million representing the write-off of debt issue expenses incurred in connection with the issuance and subsequent amendments of the Facility and $2.9 million representing the settlement of the interest rate swap agreements, designated as cash flow hedges, on a portion of the term loan, as described in Note 21.

Finally, in securing the ABL the Company incurred debt issue expenses amounting to approximately $2.8 million, primarily comprised of $1.4 million paid to the primary lender and $1.4 million representing professional and other fees. These expenses were capitalized as part of other assets, on the Company’s consolidated balance sheet, and are amortized over the term of the ABL of five years using the straight-line method.

Revolving Credit Facility

On August 8, 2007, the Company successfully amended its credit facilities to accommodate the costs of its strategic alternatives process. The Company paid a fee to its lenders of approximately $0.6 million that was deferred and amortized over the remaining term of the related revolving credit facility. The amendment resulted in an increase to the loan premium under both the Company’s term loan, as described in Note 14, and its revolving credit facility. Additionally, the amendment reduced the Company’s maximum revolving credit facility from $75.0 million to $60.0 million and as a result of this reduction, the Company recorded a charge of approximately $0.3 million in its consolidated earnings representing the write-off of a portion of debt issue expenses related to the revolving credit facility. This charge was included under the caption financial expenses - interest.

As at December 31, 2007, the Company had an available US$60.0 million revolving credit facility with a five-year term expiring in July 2009 which comprised US$52.0 million available in US dollars and US$8.0 million available in Canadian dollars. Any loans drawn under the facility bear interest at various interest rates including (i) US prime rate plus a premium varying between 225 and 325 basis points (100 and 200 basis points prior to August 8, 2007) (300 basis points as at December 31, 2007); (ii) Canadian prime rate plus a premium varying between 225 and 325 basis points (100 and 200 basis points prior to August 8, 2007) (300 basis points as at December 31, 2007); and (iii) LIBOR plus a premium varying between 325 and 425 basis points (200 and 300 basis points prior to August 8, 2007) (400 basis points as at December 31, 2007), depending on whether certain financial ratios had been achieved. As at December 31, 2007, the revolving credit facility had not been drawn. The revolving credit facility available, as a result of covenant restrictions, was $57.9 million, after considering outstanding letters of credit of $2.1 million.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

14 - LONG-TERM DEBT

Long-term debt consists of the following:

	2008	2007
	$	$
Senior subordinated notes (a)(1)	121,184	120,697
Asset-based loan (b)	114,000
Term loan (c) (1)		114,482
Obligations under capital leases (d)	6,789	7,532
Term debt (e)	7,693
Mortgage loan (f)	1,759
Other debt (g)		648
	251,425	243,359
Less: Installments on long-term debt	623	3,074
	250,802	240,285

(1)

The senior subordinated notes and the term loan are presented net of related debt issue expenses and are amortized using the effective interest rate method, as described in Note 2, amounting to $3.8 million and nil, respectively in 2008 ($4.3 million and $2.5 million, respectively in 2007).

(a)

Senior Subordinated Notes

Senior subordinated notes bearing interest at 8.5%, payable semi-annually on February 1 and August 1. The principal is due on August 1, 2014. The effective interest rate of the senior subordinated notes is 9.21%.

The Company and all of its subsidiaries, which are all wholly-owned directly or indirectly by the Company, other than the subsidiary issuer, have guaranteed the senior subordinated notes. The senior subordinated notes were issued and the guarantees executed pursuant to an indenture dated July 28, 2004. All of the guarantees are full, unconditional, joint and several. There are no significant restrictions on the ability of the Company or any guarantor to obtain funds from its subsidiaries by dividend or loan. The Company, on a non-consolidated basis, has no independent assets or operations. The subsidiary issuer is an indirectly wholly-owned subsidiary of the Company and has nominal assets and no operations.

(b)

Asset-Based Loan

Five-year, $200.0 million ABL bearing interest at LIBOR plus a premium varying between 150 and 225 basis points depending on the loan’s remaining availability (200 basis points as at December 31, 2008). The loan premium remained unchanged and fixed at 175 basis points up to and including September 2008 and subsequently increased to 200 basis points. As at December 31, 2008, the effective interest rate on the ABL was 4.13%, taking into account the effect of the interest rate swap agreements described in Note 21.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

14 - LONG-TERM DEBT (Continued)

The amount of the borrowing available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is calculated as a function of a percentage of eligible trade receivables, inventories and property, plant and equipment as defined in the ABL agreement.

Under the ABL agreement, the Company’s remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing, on all or a portion of, its owned real estate thereby subordinating the negative pledge to the ABL lenders up to an amount of $35.0 million of the real estate financing secured. During the year ended December 31, 2008, the Company obtained a $1.8 million mortgage financing on its owned real estate located in Bradenton, Florida.

As at December 31, 2008, the ABL’s borrowing base amounted to $153.7 million of which $118.3 million was drawn, including $4.3 million in letters of credit. Accordingly, the Company’s unused availability amounted to $35.4 million.

The ABL is secured by a first priority lien on the Company’s, and substantially all of its subsidiaries’, trade receivables, inventories and property, plant and equipment with a carrying amount of $75.5 million, $90.8 million and $289.8 million, respectively as at December 31, 2008.

The ABL contains one financial covenant, described in Note 21, which becomes enforceable only when unused availability is under $25.0 million. As at December 31, 2008, the Company’s availability on its ABL exceeded $25.0 million and accordingly, the related financial covenant was not applicable.

In line with the Company’s interest rate risk policy to mitigate the risk associated with its variable interest rate debt instruments, including a portion of its ABL, the Company entered into two interest rate swap agreements designated as cash flow hedges. These interest rate swap agreements as well as the Company’s interest rate risk policy are described in Note 21.

(c)

Term Loan

Term loan, which was refinanced, bore interest at LIBOR plus a premium varying between 325 and 425 basis points depending on whether a certain financial ratio had been achieved (400 basis points as at December 31, 2007), payable in quarterly instalments of $0.5 million until June 30, 2010, followed by two quarterly instalments of $47.1 million and a final payment of $17.8 million in March 2011. In addition to the quarterly instalments of $0.5 million through June 30, 2010, the term loan required annual mandatory principal prepayments 90 days after year-end based on a percentage of “Excess Cash Flow” as defined in the Senior Secured Credit Facility. On March 30, 2007, the Company repaid $15.6 million of the term loan pursuant to the “Excess Cash Flow” calculation.

On August 8, 2007, the Company successfully amended the terms of its term loan to accommodate the costs of its strategic alternatives process. The Company paid a fee to its lenders of approximately $1.7 million that was capitalized against the term loan and was amortized using the effective interest method.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

14 - LONG-TERM DEBT (Continued)

In addition, pursuant to the rights offering described in Note 15, the Company used the proceeds from the rights offering to repay $60.9 million of the term loan. As a result, the Company recorded a charge of approximately $1.2 million in its consolidated earnings reflecting the write-off of a portion of the deferred debt issue expenses relating to the portion of the term loan repaid. This charge is included under the caption financial expenses - interest.

(d)

Obligations under Capital Leases

The Company has obligations under capital leases for the rental of a building and computer hardware, bearing interest at rates varying between 5.1% to 8.6% (0.6% to 5.1% as at December 31, 2007), payable in monthly instalments ranging from $867 to $47,817 ($359 to $47,817 in 2007), including interest and maturing on various dates until 2024.

(e)

Term debt

In the second quarter of 2008, the Company’s wholly-owned subsidiary entered into a long-term loan agreement, containing two debt instruments, totalling approximately $7.7 million, with each instrument bearing interest at a rate of Euribor (2.97% as at December 31, 2008) plus a premium (125 basis points as at December 31, 2008) increasing semi-annually by 75 basis points. Under the terms of the agreement, only monthly interest payments are required for the first two years followed by eight equal semi-annually principal payments amounting to $0.3 million and $0.6 million for each of the instruments commencing on January 2010 and November 2010, respectively. The term debt is secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary.

(f)

Mortgage loan

On September 29, 2008, the Company obtained a $1.8 million mortgage loan on its owned real estate located in Bradenton, Florida having a net book value of $0.8 million as at December 31, 2008. The mortgage is for a period of 20 years, bearing interest at 7.96%, and thereafter, the applicable interest rate will adjust every three years to a 355 basis points spread over the 10-year Interest Rate Swap published in the daily release of the Federal Reserve. The mortgage requires monthly payments of principal and interest amounting to $14,723.

(g)

Other Debt

In 2007, the Company had other debt consisting primarily of a bond bearing a fixed interest rate of 8.03%. These debt instruments were fully repaid in 2008.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

14 - LONG-TERM DEBT (Continued)

Long-term debt repayments are due as follows:

	Obligations under capital leases	Other long-term loans
	$	$
2009	955	41
2010	721	1,201
2011	637	2,012
2012	574	2,016
2013	574	116,020
Thereafter	6,121	127,162
Total payments	9,582	248,452
Interest expense included in minimum lease payments	2,793
Total	6,789	248,452

15 - CAPITAL STOCK

Authorized

Unlimited number of shares without par value

Common shares, voting and participating

Class “A” preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series.

Share Repurchase

The Company announced a normal course issuer bid effective August 28, 2008. In connection with this normal course issuer bid, the Company is entitled to repurchase for cancellation up to 2,947,817 of its 58,956,348 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as at that date.

In accordance with the TSX policies, a maximum daily repurchase of 25% of the daily volume trading averages for the six months preceding August 13, 2008 may be made. In addition, the Company may make, once per calendar week, a block purchase, as defined by the TSX Manual, of its common shares. The normal course issuer bid will result in a reduction of the common shares in circulation and the proportionate interest of all remaining shareholders will be increased on a pro rata basis.

The normal course issuer bid will end no later than August 27, 2009. All shares purchased under the normal course issuer bid were cancelled.

During the year ended December 31, 2008, the Company’s common shares repurchased for cancellation under the normal course issuer bid were insignificant.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

15 – CAPITAL STOCK (Continued)

Rights Offering

On September 13, 2007, the Company completed a shareholder’s rights offering. The rights offering granted the shareholders the right to subscribe to one common share of the Company for each 1.6 rights held. The offering raised $60.9 million net of related expenses of $1.9 million. The proceeds were received from several major shareholders, directors and senior officers, including one former senior officer. In connection with the rights offering, the Company issued 17,969,408 common shares during the fourth quarter of 2007. Directors and senior officers of the Company subscribed to 1,508,304 common shares amounting to gross proceeds of $5.2 million. The proceeds from the rights offering were used to repay a portion, amounting to $60.9 million, of the Company’s term loan.

Shareholder’s Protection Rights Plan

On June 14, 2006, the shareholders voted to adopt amendments to extend the Shareholder’s Protection Rights Plan through the date immediately following the date of the Company's 2009 annual shareholders' meeting. The effect of the Shareholder’s Protection Rights Plan is to require anyone who seeks to acquire 20% or more of the Company’s voting shares to make a bid complying with specific provisions of the plan.

Stock Options

On September 5, 2007, the Company amended its executive stock option plan. Under the amended plan, options may be granted to the Company's executives, directors and employees for the purchase of up to a total of 10% of the Company’s issued and outstanding common shares. Options expire no later than 10 years after the date of the grant. The plan provides that such options granted to employees and executives will vest and may be exercisable 25% per year over four years. The options granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

All options are granted at a price determined and approved by the Board of Directors, which cannot be less than the average of the closing price of the common shares on the TSX and New York Stock Exchange for the day immediately preceding the grant date.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

15 - CAPITAL STOCK (Continued)

The changes in number of options outstanding were as follows:

		2008		2007		2006
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	$		$		$
Balance, beginning of year	6.44	3,976,337	8.74	3,154,028	9.18	3,919,251
Granted	3.44	200,000	3.45	1,651,184	8.15	549,000
Exercised					4.54	(29,366)
Forfeited	3.99	(163,250)	8.88	(485,125)
Expired	10.08	(501,625)	9.85	(343,750)	10.57	(1,284,857)
Balance, end of year	5.91	3,511,462	6.44	3,976,337	8.74	3,154,028

Options exercisable at the end of the year		1,997,680		1,909,364		1,811,132

The following table summarizes information about options outstanding and exercisable as at December 31, 2008:

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			$		$
$3.44 to $4.41	1,902,684	3.5	3.54	606,796	3.67
$6.60 to $9.10	1,206,778	2.2	7.91	990,634	7.90
$10.87 to $12.32	390,000	1.5	10.92	388,250	10.91
$17.65	12,000	1.1	17.65	12,000	17.65
	3,511,462	2.4	5.91	1,997,680	7.26

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

15 - CAPITAL STOCK (Continued)

The Company uses the fair value based method of accounting for stock-based compensation expense and other stock-based payments. Accordingly, the Company recorded a pre-tax stock-based compensation expense of approximately $1.3 million in 2008, $1.8 million in 2007 and $2.0 million in 2006.

For stock options granted during the year ended December 31, 2002, the Company is required to make pro forma disclosures of net earnings and basic and diluted earnings per share as if the fair value based method of accounting had been applied. The stock options granted during the year ended December 31, 2002, were fully vested as at December 31, 2006. Consequently, there is no further pro forma impact on net loss for years ended subsequent to December 31, 2006.

Accordingly, the Company’s net loss and basic and diluted loss per share, for the year ended December 31, 2006, would have been increased to the pro forma amounts indicated in the following table:

$

Net loss - as reported	(166,693)
Add: Stock-based compensation expense included in reported net loss	2,022
Deduct: Total stock-based compensation expense determined under fair value based method	(2,163)
Pro forma net loss	(166,834)

Loss per share:
Basic - as reported	(4.07)
Basic - pro forma	(4.07)
Diluted - as reported	(4.07)
Diluted - pro forma	(4.07)

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2008	2007	2006

Expected life	5.5 years	5.2 years	5.5 years
Expected volatility	50%	52%	55%
Risk-free interest rate	3.13%	3.27%	4.80%
Expected dividends	$0.00	$0.00	$0.00

The weighted average fair value per option granted is:

2008	2007	2006
$	$	$
1.14	3.27	4.49

In the course of 2008, 200,000 stock options were granted at exercise prices exceeding the market price of the Company's common shares at the date of the grant. The exercise price and fair value of these options were $3.44 and $1.14, respectively.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

16 - ACCUMULATED OTHER COMPREHENSIVE INCOME

The components of other accumulated comprehensive income as at December 31 are as follows:

	2008	2007
		$
Accumulated currency translation adjustments	34,422	67,965

Fair value of interest rate swap agreements, designated as cash flow hedges resulting from the initial application of accounting for hedges		1,138
Cumulative changes in fair value of interest rate swap agreements (net of future income taxes of $948, $964 in 2007)	(1,613)	(1,641)
	(1,613)	(503)
Cumulative changes in fair value of forward foreign exchange rate contracts (net of future income taxes of $151)	(257)
	32,552	67,462

17 - PENSION AND POST-RETIREMENT BENEFIT PLANS

The Company has several defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States. These plans are generally contributory in Canada and non-contributory in the United States.

Total Cash Payments

Total cash payments for employee future benefits for 2008, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $5.8 million ($7.1 million in 2007 and $8.7 million in 2006).

Defined Contribution Plans

In the United States, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.

The Company contributes as well to its multi-employer plans for employees covered by certain collective bargaining agreements.

In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant's eligible salary.

The Company has expensed $2.8 million for these plans for the year ended December 31, 2008 ($2.7 million and $2.3 million in 2007 and 2006, respectively).

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

17 – PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Defined Benefit Plans

The Company has, in the United States, three defined benefit plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit of CAD$20.00 in 2008, 2007 and 2006 (USD$18.79 in 2008, USD$20.44 in 2007 and USD$17.15 in 2006) per month for each year of service. In addition, the Company maintains a defined benefit plan, which provides for a fixed benefit at a rate ranging from 40% to 62.5% (40% to 50.0% and 50% to 62.5% in 2007 and 2006, respectively) of the employee contributions, depending on the participation start date.

In the United States, the Company provides group health care and life insurance benefits to certain retirees.

In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.

Supplementary Executive Retirement Plans

The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in the amounts ranging from $0.2 million to $0.3 million, annually. The SERPs had accrued benefit obligations as at December 31, 2008 of $4.4 million ($4.6 million in 2007).

In 2007, the Company recorded a charge of approximately $1.0 million representing the recognition of the balance of past service costs relating to a member of senior management’s pension obligation.

The Company’s founder, Chief Executive Officer and Chairman of the Board of Directors retired in 2006. In connection with his retirement, the Company recorded a charge of approximately $2.4 million representing the recognition of the balance of his pension obligation.

Acquisition and Plan Termination

One of the pension plans acquired with the Flexia acquisition, in 2005, was terminated in 2006 with the termination of employees due to the closure of one of the facilities purchased. This termination was taken into account at the time of the acquisition in the valuation of the accrued benefit obligations. The termination resulted in a curtailment gain of $0.2 million and a settlement loss of $0.5 million.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

17 – PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Investment Policy

The Company's Investment Committee comprised of the Company’s Chief Financial Officer and Vice President, Human Resources, established a target mix of equities and bonds of 70% equities and 30% bonds over time. In January 2003, the Committee determined, with assistance from the investment manager and trustee, to temporarily increase the allocation for the US plans to 80% equity and 20% bonds due to the performance, current and expected, in the bond market and the expected appreciation in the small and midcap equity markets. The increased investment in those markets was 7.5% target in small cap and 2.5% in midcap. That direction was reviewed with the same advisors, and the Committee determined to continue this approach at its meeting in 2005. In February 2006, the Committee revised the target mix back to 70% equity and 30% bonds. The relatively heavy emphasis on equities is due to the better performance over time in equities versus bonds and the fact that the Company's pension funds do not have a large number of current recipients. In Canada, the funds of the non-union plans are split evenly between two balanced mutual funds, thus, over time, achieving the target mix of 70% equities and 30% bonds. The funds of the union plans have a target equity weighing ranging from 45% to 65%.

The rate of return decision is a function of advice from the Company's actuaries and their review of current holdings, general market trends and common levels used by other employers.

Measurement Date and Date of Actuarial Valuations

The Company measures its plan assets and accrued benefit obligations for accounting purposes as at December 31 of each year.

The most recent actuarial valuations for funding purposes were October 1, 2007 and January 1, 2008 for the US plans and October 2, 2005, December 31, 2005 and September 30, 2006 for the Canadian plans.

The next valuation dates for actuarial valuations to be used for funding purposes are October 1, 2008 and January 1, 2009 for the US plans and December 31, 2008 and September 30, 2009 for the Canadian plans.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

17 - PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Information relating to the various plans is as follows:

	Pension Plans			Other plans
	2008	2007	2008	2007
	$	$	$	$
Accrued benefit obligations
Balance, beginning of year	53,540	52,948	3,432	3,266
Current service cost	1,057	1,393	75	82
Plan participants’ contributions	100	135
Plan amendments	649		33
Interest cost	3,163	2,961	189	178
Benefits paid	(1,857)	(1,859)	(73)	(68)
Actuarial gains	(711)	(4,301)	(654)	(425)
Foreign exchange rate adjustment	(3,050)	2,263	(397)	399
Balance, end of year	52,891	53,540	2,605	3,432

Plans assets
Balance, beginning of year	46,576	39,977
Actual return on plans assets	(10,266)	1,691
Employer contributions	3,104	4,170
Plan participants' contributions	100	135
Benefits paid	(1,857)	(1,859)
Foreign exchange rate adjustment	(3,077)	2,462
Balance, end of year	34,580	46,576

Funded status – deficit	18,311	6,964	2,605	3,432
Unamortized past service costs	(2,730)	(2,500)	(39)	(6)
Unamortized net actuarial gains (losses)	(20,726)	(8,444)	852	424
Unamortized transition assets (obligation)	82	109	(15)	(19)
Accrued benefit liability (accrued pension benefit asset)	(5,063)	(3,871)	3,403	3,831

Included in the above accrued benefit obligation and fair value of plan assets as at December 31, are the following amounts in respect of plans that are not fully funded:

	Pension plans
	2008	2007
	$	$
Accrued benefit obligation	42,978	44,546
Fair value of plan assets	22,538	36,051
Funded status – plan deficit	20,440	8,495

Weighted average plan assets allocations as at December 31:

	Pension Plans
	2008	2007
Asset category	%	%
Equity securities	55	69
Debt securities	35	30
Other	10	1

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

Total	100	100

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

17 - PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

The accrued benefit liability (accrued pension benefit asset) is included in the Company’s consolidated balance sheets as follows:

	Pension plans			Other plans		Total plans
	2008	2007	2008	2007	2008	2007
	$	$	$	$	$	$
Other assets (Note 10)	(10,866)	(9,805)			(10,866)	(9,805)
Pension and post-retirement benefits	5,803	5,934	3,403	3,831	9,206	9,765
	(5,063)	(3,871)	3,403	3,831	(1,660)	(40)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

17 - PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Net Benefit Cost

	Pension plans					Other plans
	2008	2007	2006	2008	2007	2006
	$	$	$	$	$	$
Current service cost	1,057	1,393	1,289	75	82	75
Interest cost	3,163	2,961	2,887	189	178	171
Actual return on plans assets	10,266	(1,691)	(4,109)
Plan amendments	649			33
Actuarial (gains) losses	(711)	(4,301)	1,823	(654)	(425)	(42)
Curtailment (gain) loss		1,083	(150)
Settlement loss			529
Elements of employee future benefit costs before adjustments to recognize the long-term nature of employee future benefit costs	14,424	(555)	2,269	(357)	(165)	204
Adjustments to recognize the long-term nature of employee future benefit costs:
Difference between expected return and actual return on plan assets for the year	(13,929)	(1,694)	1,148
Difference between actuarial loss recognized for the year and actual actuarial loss (gain) on accrued benefit obligations for the year	1,029	4,959	1,532	626	411	43
Difference between amortization of past service costs for the year and actual plan amendments for the year	(350)	383	464	(33)	1
Amortization of transition obligations (assets)	(6)	(6)	(5)	4	4	4
	(13,256)	3,642	3,139	597	416	47
Net benefit cost for the year	1,168	3,087	5,408	240	251	251

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

17 - PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

The average remaining service period of the active employees covered by the pension plans ranges from 9.7 to 24.7 years for 2008 and from 10.60 to 24.50 years for 2007.

The significant assumptions, which management considers the most likely, and which were used to measure its accrued benefit obligations and net periodic benefit costs are as follows:

Weighted-average assumption used to determine benefit obligations as at December 31:

	Pension plans			Other plans
	2008	2007	2008	2007
Discount rate
US plans	6.20%	6.40%	6.33%	5.75%
Canadian plans	7.50%	5.90%	7.50%	5.90%
Compensation increase	3.25%	3.25%

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

17 - PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

Weighted-average assumption used to determine net benefit cost for the years ended December 31:

	Pension plans					Other plans
	2008	2007	2006	2008	2007	2006
Discount rate
US plans	6.40%	5.80%	5.75%	5.75%	5.65%	5.75%
Canadian plans	5.90%	5.30%	5.25%	5.90%	5.25%	5.25%
Compensation increase	3.25%	3.25%	3.25%
Expected long term return on plan assets
US plans	8.50%	8.50%	8.50%
Canadian plans	7.00%	7.00%	7.00%

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

17 - PENSION AND POST-RETIREMENT BENEFIT PLANS (Continued)

For measurement purposes, a 9% annual rate increase in the per capita cost of covered health care benefits for the US plans was assumed for 2008 (9% in 2007 and 10% in 2006). The assumed rate is expected to decrease to 5% by 2015. For the Canadian plans, the annual trend rate is 8% for the next 9 years and 5% thereafter. An increase or decrease of 1% of these rates would have the following impacts:

	Increase of 1%	Decrease of 1%
	$	$
Impact on net periodic cost	44	(34)
Impact on accrued benefit liability	405	(316)

The Company expects to contribute $2.5 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2009.

18 - SEGMENT DISCLOSURES

The Company‘s organizational and related internal reporting structures, subsequent to the 2007 realignment, consist of three reportable segments including two operating segments and a corporate segment. The comparative financial information, for 2006, on segments has been restated to reflect the change in the composition of the Company’s reportable segments. The two operating segments are the Tapes and Films Division (“T&F”) and the Engineered Coated Products Division (“ECP”), each with a President that is responsible for the performance of the respective division. Management has chosen to operate and evaluate the two divisions independently in order to provide increased focus on the business challenges and opportunities unique to each division.

T&F manufactures a variety of specialized polyolefin plastic and paper based products as well as complementary packaging systems for use in industrial and retail applications. Products include carton sealing tapes, industrial and performance speciality tapes, stretch film and shrink wrap. The products are manufactured and sold to industrial distributors and retailers, primarily under the Company’s brand names. T&F operates nine manufacturing facilities in North America and one in Portugal.

ECP is a leader in the development and manufacturing of innovative industrial, consumer packaging and productive covering products utilizing engineered coated polyolefin, paper and laminate materials. Products include lumber wrap, metal wrap, polyethylene membrane fabrics, cotton bags and roof underlayment. Products are manufactured in four manufacturing facilities and sold to both end-users and distributors in a wide variety of industries including construction and agriculture.

The Company evaluates the performance of these segments and makes decisions regarding the allocation of resources to the segments based on earnings before financial expenses, income taxes, depreciation and amortization (“EBITDA”). Allocations of general and administrative expenses to the reportable segments are based on an analysis of services provided to each segment. Certain corporate expenses, stock-based compensation expense, financial expenses

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

and manufacturing facility closures, restructuring, strategic alternatives and other charges, are not allocated to a reportable segment and accordingly, are included under the caption corporate. The accounting policies of the reportable segments are the same as those applied to the consolidated financial statements described in Note 2.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

18 - SEGMENT DISCLOSURES (Continued)

All inter-segment transactions are recorded at the exchange amount and are eliminated upon consolidation.

Segment Information

The following tables set forth information by segment as at and for the years ended December 31:

			2008
	T&F	ECP	Total
	$	$	$
Sales from external customers	592,210	144,945	737,155
Costs of sales	524,820	134,080	658,900
Gross profit	67,390	10,865	78,255

EBITDA before unallocated expenses	38,085	3,607	41,692

Depreciation and amortization	29,485	5,978	35,463

Impairment of goodwill	56,559	10,167	66,726

Impairment of property, plant and equipment		424	424

Unallocated corporate expenses			1,349
Stock-based compensation expense			1,268
Financial expenses (1)			25,821
Loss before income taxes			(89,359)

Total assets	461,123	114,043	575,166

Additions to property, plant and equipment	18,961	2,087	21,048

(1)

Financial expenses for the year ended December 31, 2008, include a refinancing expense amounting to approximately $6.0 million, primarily consisting of the write-off of debt issue expenses and the settlement of the interest rate swap agreements as described under the caption refinancing in Note 13.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

18 - SEGMENT DISCLOSURES (Continued)

			2007
	T&F	ECP	Total
	$	$	$
Sales from external customers	605,729	161,543	767,272
Costs of sales	506,635	144,296	650,931
Gross profit	99,094	17,247	116,341

EBITDA before unallocated expenses	69,294	9,672	78,966

Depreciation and amortization	30,079	5,479	35,558

Unallocated corporate expenses			2,372
Stock-based compensation expense			1,780
Financial expenses			27,218
Manufacturing facility closures, restructuring, strategic alternatives and other charges			8,114
Earnings before income taxes			3,924

Total assets	590,618	112,181	702,799

Additions to property, plant and equipment	14,621	3,849	18,470

			2006
	T&F	ECP	Total
	$	$	$
Sales from external customers	626,448	185,837	812,285
Costs of sales	534,280	159,543	693,823
Gross profit	92,168	26,294	118,462

EBITDA before unallocated expenses	50,511	17,127	67,638

Depreciation and amortization	30,438	4,824	35,262

Unallocated corporate expenses			5,089
Stock-based compensation expense			2,022
Financial expenses			26,615
Manufacturing facility closures, restructuring, strategic alternatives and other charges			76,057
Impairment of goodwill			120,000
Loss before income taxes			(197,407)

Total assets	598,456	93,930	692,386

Additions to property, plant and equipment	24,674	2,416	27,090

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

18 - SEGMENT DISCLOSURES (Continued)

Geographic Information

The following tables present geographic information about sales attributed to countries based on the location of external customers and about property, plant and equipment and goodwill by country based on the location of the assets:

	2008	2007	2006
	$	$	$
Sales
Canada	98,447	104,417	114,715
United States	581,277	612,080	651,289
Other	57,431	50,775	46,281
Total sales	737,155	767,272	812,285

Property, plant and equipment, net
Canada	48,600	63,955	56,308
United States	224,406	234,883	248,280
Other	16,757	19,028	18,279
Total property, plant and equipment, net	289,763	317,866	322,867

Goodwill, net
Canada		33,391	27,187
United States		33,492	33,192
Other		3,367	3,367
Total goodwill		70,250	63,746

19 - RELATED PARTY TRANSACTIONS

During the year ended December 31, 2007, the Company entered into three advisory services agreements, two with companies controlled by two current members of the Board of Directors and one with a company controlled by a former senior officer of the Company. The advisory services include business planning and corporate finance activities, and qualify as related party transactions in the normal course of operations, which are measured at the exchange amount.

The agreements are effective through December 31, 2009, but each can be unilaterally terminated by the companies controlled by the Board members and the former senior officer, respectively, with a 30-day written notice. The agreements provided for monthly compensation beginning January 2008 in the amounts of $75,000 and CAD$100,000 per month for a minimum of at least three months. Beginning April 1, 2008, the Company’s financial commitment relating to the services of two of the three companies is $50,000 and CAD$100,000 per month and will remain in effect through December 31, 2009. Effective November 2008, the two companies controlled by the two current members of the Board of Directors each agreed to a 10% reduction in their monthly compensation.

In connection with these agreements, the Company recorded a charge amounting to approximately $2.1 million (nil in 2007) in its consolidated earnings for the year ended December 31, 2008 included under the caption selling, general and administrative expenses.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

19 – RELATED PARTY TRANSACTIONS (Continued)

In addition to the monthly advisory services described above, the agreements provided for a fee to be paid to each of the companies in connection with the Company’s concluded 2007 shareholder rights offering, as described in Note 15. The aggregate fee paid to the companies in connection with the rights offering was $1,050,000 during the year ended December 31, 2007.

Finally, the advisory services agreements provide for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the TSX (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CAD$3.61, as described in Note 15, multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CAD$4.76. The advisory services agreements provide for a reduction in the performance fees in the event of an early termination of the agreements. As at December 31, 2008, the Company’s common share price on the TSX was CAD$1.09.

Effective December 31, 2008, the Company terminated the advisory service agreement with the company controlled by its former senior officer.

20 - COMMITMENTS AND CONTINGENCIES

Commitments and Purchase Commitments

As at December 31, 2008, the Company had commitments aggregating to approximately $9.2 million through the year 2015 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets.

Minimum lease payments for the next five years are $2.3 million in 2009, $1.8 million in 2010, $1.4 million in 2011, $1.4 million in 2012, $ 1.3 million in 2013 and $1.0 million thereafter.

Furthermore, in the course of the year ended December 31, 2008, the Company entered into several firm purchase commitments (the “Commitments”) for the purchase of raw material to be used and consumed in its various production processes. As at December 31, 2008, payments required with respect to these Commitments amounted to approximately $13.0 million, which are payable in 2009.

In accordance with GAAP, and since the Company did not enter into these Commitments for speculative purposes, these Commitments do not qualify as derivative financial instruments. As at December 31, 2008, the Company’s management examined the raw materials to be purchased under these Commitments and the related finished goods for a possible write-down to their net realizable value. Consequently, the Company recorded a non-cash charge, representing the write-down to net realizable value of these raw materials, in the amount of $2.3 million as described in Note 3.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

Contingencies

The Company is party to claims and lawsuits which are being contested. In the opinion of management, the outcome of such claims and lawsuits will not have a material effect on the Company’s financial results and position.

21 – FINANCIAL INSTRUMENTS

Financial Risk Management Objectives and Policies

The Company is exposed to various financial risks including: foreign exchange risk, interest rate risk, credit risk, liquidity risk and price risk resulting from its operations and business activities. The Company’s management is responsible for setting acceptable levels of risks and reviewing management activities as necessary.

The Company does not enter into financial instrument agreements, including derivative financial instruments, for speculative purposes.

Fair Value and Classification of Financial Instruments

As at December 31, 2008 and 2007, the classification of financial instruments, excluding derivative financial instruments designated as part of an effective hedging relationship, as well as their carrying amounts and respective fair values are as follows:

	2008
	Carrying amount			Fair value
	Held for trading	Loans and receivables	Other liabilities
	$	$	$	$
Financial assets
Cash	15,390			15,390
Trade receivables		75,467		75,467
Other receivables (1)		2,876		2,876
Loans to officers and directors		108		108
Total	15,390	78,451		93,841

Financial liabilities
Accounts payable and accrued liabilities			78,249	78,249
Senior subordinated notes			121,184	79,376
Other long-term debt			130,241	128,657
Total			329,674	286,282

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

21 – FINANCIAL INSTRUMENTS (Continued)

	2007
	Carrying amount			Fair value
	Held for trading	Loans and receivables	Other liabilities
	$	$	$	$
Financial assets
Cash	15,529			15,529
Trade receivables		91,427		91,427
Other receivables (1)		943		943
Loans to officers and directors		108		108
Total	15,529	92,478		108,007

Financial liabilities
Accounts payable and accrued liabilities			88,866	88,866
Senior subordinated notes			120,697	113,750
Other long-term debt			122,662	122,662
Total			332,225	325,278

(1)

Consists primarily of supplier rebates receivable.

The Company’s interest rate swap agreements and forward foreign exchange rate contracts carrying amounts and fair values were liabilities amounting to $2.6 million and $0.4 million as at December 31, 2008, respectively (a liability of $0.8 million as at December 31, 2007 representing the fair value of the interest rate swap agreements).

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

–

The fair value of trade receivables, other receivables, excluding income, sales and other taxes, and accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods;

–

The fair value of the loans to officers and directors could not be determined since the Company could not locate a financial instrument on the market having substantially the same economic characteristics;

–

The fair value of the senior subordinated notes has been determined based on available quoted market prices;

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

21 – FINANCIAL INSTRUMENTS (Continued)

–

Generally, in prior years there was no significant difference between the fair value and the carrying amount of other long-term debt given that the related loans bear interest at variable rates. However, in connection with the financial crisis, tightened liquidity and economic downturn, which unfolded in the latter part of 2008, similar debt instruments were issued to active market participants bearing significantly higher debt premiums. The Company was not able to identify similar debt instruments on the open market, including recently concluded transactions, having substantially the same terms and conditions, in order to adequately approximate the fair value of other long-term debt bearing interest at  variable rates. Accordingly, and in light of recent market conditions, the determination of the fair value of other long-term debt bearing interest at variable rates, namely the Company’s ABL, would have been a costly process, and thus, would likely exceed its related benefit. The terms and conditions of other long-term debt, including the Company’s ABL, are described in Note 14.

–

The fair values of the interest rate swap agreements and the forward foreign exchange rate contracts are estimated by obtaining quotes (marked to market) from the Company’s primary lender. The quoted prices generally reflect the estimated amount that the Company would receive (favourable) or pay (unfavourable) to settle these agreements and contracts at the balance sheet date.

The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and that it is consistent with accepted economic method for pricing financial instruments.

Income and expenses relating to financial assets and liabilities are as follows:

	Interest income
	2008	2007	2006
	$	$	$
Cash	209	604	276

	Bad debt expense (recovery)
	2008	2007	2006
	$	$	$
Trade receivables	(118)	(6)	384

	Interest expense calculated using the effective interest rate method
	2008	2007	2006
	$	$	$
Long-term debt	19,013	27,502	26,465

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

21 – FINANCIAL INSTRUMENTS (Continued)

	Other interest expense
	2008	2007	2006
	$	$	$
Long-term debt	385	935	1,284

Exchange Risk

The Company is exposed to exchange risk due to cash, trade receivables, other receivables, accounts payable and accrued liabilities, and long-term debt dominated in a currency other than the functional currency of the operating unit incurring the cost or earning the revenues, primarily the Canadian dollar and the Euro. As at December 31, 2008, financial assets and liabilities in foreign currency represent cash and trade receivables totalling CAD $22.3 million and Euro 7.0  million (CAD$22.7 million and Euro 4.2 million as at December 31, 2007); accounts payable and accrued liabilities totalling CAD$17.4 million and Euro 0.7 million (CAD$20.1 million and Euro 1.0 million as at December 31, 2007) and long-term debt totalling CAD$0.8 million and Euro 5.4 million (CAD$0.6 million and nil Euro as at December 31, 2007).

The following table details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the US dollar, and the related impact on other comprehensive income (loss). For a 10% weakening of the Canadian dollar and the Euro against the US dollar, there would be an equal and opposite impact on other comprehensive income (loss). As at December 31, 2008, everything else being equal, a 10% strengthening of the Canadian dollar and Euro, against the US dollar, would result as follows:

	December 31, 2008
	Canadian dollar	Euro
	USD$	USD$
Increase (decrease) in other comprehensive income (loss)	13,107	1,862

Similar fluctuations in the Canadian dollar and the Euro would not materially impact the Company’s net loss for the year. Accordingly, a sensitivity analysis has not been provided.

In November 2008, and in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 36 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$40.0 million beginning in February 2009, at fixed exchange rates ranging from CAD$1.1826 to CAD$1.2808 to the US dollar. The forward foreign exchange rate contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

21 – FINANCIAL INSTRUMENTS (Continued)

The details and conditions of these contracts and related anticipated purchases are as follows as at December 31, 2008:

Contract Series	Notional amount	Purchases’ amount	Settlement	Purchases’ period (month, 2009)	Foreign exchange rate (CAD$ to USD$)
	CAD$	CAD$	USD$		$
1	1,000,000 500,000 500,000	999,900 499,950 499,950	843,157 390,342 403,772	January	1.1859 1.2808 1.2382
2	1,444,500 722,250 722,250	1,444,300 722,150 722,150	1,218,305 563,915 583,650	February	1.1855 1.2806 1.2373
3	2,555,500 1,277,750 1,277,750	2,555,300 1,277,650 1,277,650	2,156,371 997,930 1,033,446	March	1.1850 1.2803 1.2363
4	1,000,000 500,000 500,000	999,900 499,950 499,950	844,154 390,586 404,818	April	1.1845 1.2800 1.2350
5	1,444,500 722,250 722,250	1,444,300 722,150 722,150	1,219,642 564,356 585,306	May	1.1842 1.2796 1.2338
6	2,555,500 1,277,750 1,277,750	2,555,300 1,277,650 1,277,650	2,158,193 998,710 1,036,633	June	1.1840 1.2793 1.2325
7	1,000,000 500,000 500,000	999,900 499,950 499,950	844,724 390,922 406,067	July	1.1837 1.2789 1.2312
8	1,444,500 722,250 722,250	1,444,300 722,150 722,150	1,220,363 564,797 587,066	August	1.1835 1.2786 1.2301
9	2,555,500 1,277,750 1,277,750	2,555,300 1,277,650 1,277,650	2,159,469 999,492 1,039,416	September	1.1833 1.2783 1.2292
10	1,000,000 500,000 500,000	999,900 499,950 499,950	845,153 391,197 406,993	October	1.1831 1.2780 1.2284
11	1,444,500 722,250 722,250	1,444,300 722,150 722,150	1,220,982 565,151 588,262	November	1.1829 1.2778 1.2276
12	2,555,500 1,277,750 1,277,750	2,555,300 1,277,650 1,277,650	2,160,748 1,000,039 1,041,280	December	1.1826 1.2776 1.2270

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

21 – FINANCIAL INSTRUMENTS (Continued)

Interest Rate Risk

The Company is exposed to interest rate risk through its long-term debt. The Company’s policy, to the extent possible, is to maintain most of its borrowings at fixed interest rates using interest rate swap agreements, when necessary.

The Company’s fixed rate senior subordinated notes are exposed to a risk of change in fair value due to changes in the underlying interest rates. The Company does not currently hold any derivative financial instruments to mitigate this risk.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate ABL, described in Note 14. To mitigate this risk, during the year ended December 31, 2008, the Company entered into two interest rate swap agreements (the “Agreements”), designated as cash flow hedges. As at December 31, 2008, the terms of these Agreements are as follows:

	2008
	Notional amount	Settlement	Fixed interest rate paid (1)
	$		%
Agreement maturing in September 2011	40,000,000	Monthly	3.35
Agreement maturing in October 2009	30,000,000	Monthly	2.89

In 2007, and in connection with the Company term loan, described in Note 14, the Company entered into two interest rate swap agreements (the “Agreements”), designated as cash flow hedges. As at December 31, 2007, the terms of these Agreements were as follows:

	2007
	Notional amount	Settlement	Fixed interest rate paid (1)
	$		%
Agreement maturing in July 2010 (2)	50,000,000	Quarterly	4.27
Agreement maturing in July 2010 (2)	25,000,000	Quarterly	4.29

(1)

As at December 31, 2008, the effective interest rate on the $70.0 million ($75.0 million in 2007) hedged portion was 5.15% (8.28% in 2007) and the effective interest rate on the excess was 5.5% (9.16% in 2007)

(2)

In connection with the Company’s refinancing, described in Note 14, the Company settled its outstanding interest swap agreements. Accordingly, the Company recorded a charge of approximately $2.9 million in its consolidated earnings for the year ended December 31, 2008, included under the caption refinancing. This charge represents the cumulative change in fair value of these Agreements, previously recorded in the consolidated other comprehensive income (loss) for the year.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

21 – FINANCIAL INSTRUMENTS (Continued)

The Company analyzes its interest rate exposure on an on-going basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. Based on these scenarios, the Company calculates the impact on net loss of a defined interest rate shift.

As at December 31, 2008, the impact on the Company’s net loss of a 1.0% shift in interest rates, assuming all other variables remained the same, would be in an increase amounting to approximately $0.2 million. The Company’s interest rate swap agreements related to the ABL have been included in this calculation. Other comprehensive income (loss) would not materially change as a result of a similar shift in interest rates and consequently, no sensitivity analysis is provided.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Financial assets that potentially subject the Company to credit risk consist primarily of the following: cash, trade receivables, other receivables, principally supplier rebates receivable, and derivative financial instruments.

Cash

Credit risk associated with cash is substantiality mitigated by ensuring that these financial assets are placed with major financial institutions that have been accorded investment grade ratings by a primary rating agency and qualify as credit worthy counterparties. Furthermore, for cash account balances in excess of $250,000, the Company only deposits such funds with American financial institutions that participate in the Federal Deposit Insurance Corporation (“FDIC”) under the program entitled the “Transaction Account Guarantee Program”. This program is scheduled to end on December 31, 2009. The Company performs an ongoing review and evaluation of the possible changes in the status and credit worthiness of its counterparties.

Derivative Financial Instruments

Credit risk related to derivative financial instruments is adequately controlled, as the Company enters into such agreements solely with large American financial institutions having suitable credit ratings and who have demonstrated sufficient liquidity at the peak of the credit crisis, which occurred in late 2008. The risk which the Company is exposed to in respect of derivative financial instruments is limited to the replacement costs of contracts at market prices and when these agreements result in a receivable from the financial institution in the event of a counterparty default.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

21 – FINANCIAL INSTRUMENTS (Continued)

Trade Receivables

Credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the credit worthiness of its customers. The Company regularly monitors the credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained, consistent with the credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of trade receivables and related balance as at December 31:

	2008	2007
	$	$
Current	74,749	90,130
30 – 60 days past due	683	770
61 – 90 days past due	306	843
Over 91 days past due	164	833
	75,902	92,576
Allowance for doubtful accounts	(435)	(1,149)
Balance	75,467	91,427

The Company makes estimates and assumptions in the process of determining the adequate allowance for doubtful accounts. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Company writes-off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is primarily calculated on a specific-identification of trade receivable accounts.

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as at and for the year ended December 31:

	2008	2007
	$	$
Balance, beginning of year	1,149	6,457
Additions (reversals)	(131)	329
Write-offs	(583)	(5,637)
Balance, end of year	435	1,149

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

21 – FINANCIAL INSTRUMENTS (Continued)

Other Receivables

Credit risk associated with other receivables primarily relates to supplier rebates receivable. This risk is limited considering the Company’s diversified counterparties and geography. As at December 31, 2008, no single vendor accounted for over 5% of the total current assets.

The Company does not believe it is subject to any significant concentration of credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its long-term debt, accounts payable and accrued liabilities and contractual commitments. The Company finances its operations through a combination of cash flows from operations and borrowings under its ABL.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfil its obligations for the foreseeable future.

The following table sets out the Company’s financial liabilities and capital lease obligations for the next five years and thereafter:

	Other long-term loans	Obligations under capital leases	Accounts payable and accrued liabilities	Total
	$	$	$	$
Current maturity	41	955	78,249	79,245
2010	1,201	721		1,922
2011	2,012	637		2,649
2012	2,016	574		2,590
2013	116,020	574		116,594
Thereafter	127,162	6,121		133,283
	248,452	9,582	78,249	336,283

Note 20 provides for additional information on the Company’s contractual commitments.

As at December 31, 2008, the Company’s unused availability under the ABL and available cash on hand amounted to $50.7 million.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

21 – FINANCIAL INSTRUMENTS (Continued)

Price Risk

The Company‘s price risk arises from changes in its oil-derived raw material prices, which are significantly influenced by the fluctuating underlying crude oil markets. The Company’s objectives in managing its price risk are threefold: i) to protect its financial result for the period from significant fluctuations in raw material costs, ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets and iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. To manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns, and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.

As at December 31, 2008, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase of $26.0 million in the Company’s net loss for the year. A similar decrease of 10% will have the opposite impact. No material impact is expected on other comprehensive income.

Capital Management

The Company’s primary objectives when managing capital are i) to provide adequate return to its shareholders, ii) minimize, to the extent possible, the risks associated with its shareholders’ investment in the Company, iii) safeguard the Company’s ability to continue as a going concern and iv) provide financial capacity and flexibility to meet strategic objectives and growth.

The capital structure of the Company consists of cash, debt and shareholders’ equity. A summary of the Company’s capital structure is as follows as at December 31:

	2008	2007
	$	$
Cash	15,390	15,529
Debt	251,425	243,359
Shareholders’ equity	248,341	360,010

The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will develop accordingly a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of shares, the issuance of shares, the payment of dividends and the issuance of new debt or the refinancing of existing debt agreements.

In meeting its principal objective to provide adequate return to its shareholders, the Company undertakes measures to maintain and grow its adjusted EBITDA over the years. Such measures include the introduction of new products and penetration to new markets and market niches.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

21 – FINANCIAL INSTRUMENTS (Continued)

The Company monitors its capital by reviewing its credit ratings as determined by independent agencies and evaluating various financial metrics. These metrics, which are provided to and used by the Company’s key management personnel in their decision making process, consisting of the following for the trailing twelve months ended December 31:

	2008	2007
	$	$
Adjusted EBITDA	39,081	74,815
Interest expense	18,114	24,489
Debt	251,425	243,359
Internal financial ratios
Debt to adjusted EBITDA	6.43	3.25
Adjusted EBITDA to interest expense	2.16	3.06

Debt represents the Company’s long-term and related current portion borrowings. The Company defines adjusted EBITDA as net loss before: i) income taxes (recovery); ii) financial expenses, net of amortization; iii) refinancing expense, net of amortization; iv) amortization of other intangibles and capitalized software costs; v) depreciation; vi) manufacturing facility closures, restructuring, strategic alternatives and other charges; and vii) impairment of goodwill. Interest expense is defined as the total interest expenses incurred net of any interest income earned during the year.

During 2008, the Company's strategy, which was unchanged from 2007, primarily consisted of maintaining a debt to adjusted EBITDA ratio not exceeding 4.0 to 1.0. The Company was in compliance with this internal target and metric prior to the financial crisis and economic downturn which occurred in the latter part of 2008. The Company believes that the monitoring and evaluation of these internal metrics and ratios are consistent with its capital management objectives.

The Company is subject to an external covenant in connection with its ABL. Subject to the unused availability under the ABL declining below $25.0 million, the Company must remain in compliance with a fixed charge coverage ratio of at least 1.0 to 1.0 (the “Ratio”). The Ratio is computed as a function of Adjusted EBITDA to Fixed charges as defined in the Company’s credit agreement as follows:

–

Adjusted EBITDA is defined as EBITDA adjusted for cash and non-cash payments and expenses, regardless to their inclusion or omission from the determination of net earnings for the year in connection with pension and post-retirement benefits, environmental matters, capital expenditures, distributions, advisory services, taxes and intercompany investments and loans;

–

Fixed charges are defined as the aggregate of interest expense, principal repayments and amortization of the value assigned to machinery and equipment in the borrowing base of the ABL.

As at December 31, 2008, the Company was not required to comply with this Ratio given that the remaining availability on its ABL exceeded $25.0 million, as described in Note 14.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

21 – FINANCIAL INSTRUMENTS (Continued)

The Company monitors its compliance with external covenants on an ongoing basis, which are reviewed quarterly with its Board of Directors.

The Company is not subject to any other externally imposed capital requirements.

22 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP. The differences relating to measurement and recognition are explained below, along with their effect on the Company’s consolidated statements of earnings and consolidated balance sheets. Certain additional disclosures required under US GAAP have not been provided, as permitted by the United States Securities and Exchange Commission.

(a)

Net loss and loss per share

The adjustments necessary to comply with US GAAP would be as follows:

	2008	2007	2006
	$	$	$
Net loss in accordance with Canadian GAAP	(92,799)	(8,393)	(166,693)
Foreign exchange gain resulting from the reduction in net investment in a foreign subsidiary (Note 22(k))	(899)
Net loss in accordance with US GAAP	(93,698)	(8,393)	(166,693)

Loss per share in accordance with US GAAP
Basic	(1.59)	(0.19)	(4.07)

Diluted	(1.59)	(0.19)	(4.07)

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

22 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

(b)

Consolidated balance sheets

The adjustments to comply with US GAAP would be as follows:

				2008				2007
	As per Canadian GAAP	Adjustments		As per US GAAP	As per Canadian GAAP	Adjustments		As per US GAAP
	$	$		$	$	$		$
Assets
Other assets	22,364	(8,737)	(d)	17,443	23,176	(8,274)	(d)	21,020
		3,816	(f)			6,118	(f)
Future income tax assets	47,067	8,353	(d)	55,420	53,990	3,861	(d)	58,111
						260	(f)

Liabilities
Pension and post-retirement benefits	9,206	13,839	(d)	23,045	9,765	2,162	(d)	11,927
Long-term debt[1]	251,425	3,816	(f)	255,241	243,359	6,821	(f)	250,180
Shareholders’ equity
Deficit	(160,533)	(899)	(k)	(161,432)	(67,482)	(443)	(f)	(67,925)
Accumulated other comprehensive income	32,552	(14,223)	(d)	18,329	67,462	(6,575)	(d)	60,887

The other differences in presentation that would be required under US GAAP to the consolidated balance sheets, other than as disclosed below, are not viewed as significant enough to require further disclosure.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

22 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

(c)

Consolidated cash flows

Canadian GAAP permits the disclosure of a subtotal of the amount of funds provided by operations before changes in non-cash working capital items to be included in the consolidated statements of cash flows. US GAAP does not permit this subtotal to be presented.

(d)

Employee future benefits

Effective December 31, 2006, the Company adopted SFAS 158, “Accounting for defined benefit plans and other post-retirement benefits – an amendment of FASB Statements No. 87, 88, 106 and 132 (R)”. This standard requires an employer to recognize the over-funded or under-funded status of defined benefit post-retirement plans as an asset or liability in its balance sheet and to recognize changes in that status in the year in which the change occurs through other comprehensive income (loss). The standard does not change the accounting for the Company’s defined contribution plans.

The following table presents the effect of applying this statement on individual line items in the consolidated balance sheet as at December 31:

	2008	2007
	$	$
Other assets	(8,737)	(8,274)
Future income tax assets	8,353	3,861
Total assets	(384)	(4,413)

Pension and post-retirement benefits	13,839	2,162
Accumulated other comprehensive income	(14,223)	(6,575)
Total liabilities and shareholders’ equity	(384)	(4,413)

(e)

Employee future benefits – minimum liability

Prior to the adoption of SFAS 158 at December 31, 2007, the provisions of SFAS 87, “Employers’ Accounting for Pensions”, required the Company to record an additional minimum pension liability for plans where the accumulated benefit obligation exceeded plan assets’ fair value. With regards to these plans, an intangible asset was recorded up to the extent of unrecognized past service costs. The balance was recorded net of income tax in consolidated other comprehensive income (loss). There were no such requirements under Canadian GAAP.

22 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

(f)

Deferred debt issue expenses

In accordance with Canadian GAAP, described in Note 2, the debt issue expenses are classified against the related long-term debt, with the exception of debt issue expenses incurred in connection with a line of credit or a revolving debt, such as the Company’s ABL, and are subsequently amortized using the effective interest method. Prior to January 1, 2007, the long-term debt was measured at cost and the related debt issue expenses were included in the Company’s consolidated balance sheets under the caption other assets and were amortized on a

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

straight-line basis over the term of the related long-term debt. There was no significant difference in the amortization expense resulting from the application of the straight-line and effective interest methods prior to the application of the new standards on January 1, 2007 or subsequent thereto. In addition, as a result of the application of the new accounting policies, the Company recorded a decrease to the opening deficit as at January 1, 2007 in the amount of $0.4 million representing the cumulative difference between the two amortization methods.

Under U.S. GAAP, such costs are recorded separately within other assets on the Company’s consolidated balance sheets. Consequently, the debt issue expenses, incurred in connection with the Company’s senior subordinates notes, have been reclassified to other assets for US GAAP purposes.

(g)

Interest rate swap agreements

Prior to January 1, 2007, under Canadian GAAP, the Company did not record the fair value of the interest rate swap agreements nor the changes in fair value thereof on the consolidated balance sheet and other comprehensive income (loss), respectively. However, such adjustments were required under US GAAP.

(h)

Consolidated comprehensive income (loss)

The following table presents consolidated comprehensive income (loss) per US GAAP:

	2008	2007	2006
	$	$	$
Net loss in accordance with US GAAP	(93,698)	(8,393)	(166,693)
Accumulated currency translation adjustments (1)	(32,644)	31,824	2,311
Reduction in a net investment in a foreign subsidiary (Note 22 (k))	899
Minimum pension liability adjustment, net of tax (Note 22 (e))			2,002
Pension and post-retirement benefits (Note 22 (d))	(7,648)	2,723
Adjustments for fair value of interest rate swap agreements, net of tax (Note 22(g)) (1)		(1,641)	206
Consolidated comprehensive income (loss)	(133,091)	24,513	(162,174)

(1)

The accounting for accumulated currency translation adjustments and the fair value of interest rate swap agreements are not a difference between Canadian GAAP and US GAAP. In connection with the latter, no difference exists since January 1, 2007.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

22 - DIFFERENCES IN ACCOUNTING BETWEEN THE UNITED STATES OF AMERICA AND CANADA (Continued)

(i)

 Accounting for Uncertainty in Income Tax Positions

In July 2006, FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Tax Positions” (“FIN 48”) introducing recognition and measurement criteria for income tax positions. An income tax position is a position taken in a filed tax return or a position that will be taken in a future tax return which has been reflected in the recognition and measurement of income or deferred tax assets or liabilities. Under the provisions of FIN 48, a tax position must be evaluated using a more likely than not recognition threshold based on the technical merits of the position and can only be recognized if it is more likely than not that this position will be sustainable on an audit by the taxation authorities. If the position does not meet this threshold, no amount may be accrued. Additionally, the recognized tax position will be measured at the largest amount that is greater than 50 % likely to be realized on settlement. The adoption of FIN 48 had no impact on the Company’s consolidated financial statements.

(j)

Fair Value Option for Financial Assets and Liabilities

During the year ended December 31, 2008, FASB Statement No. 159 “The Fair Value Option for Financial Assets and Liabilities” (“FAS 159”) became effective for the Company. FAS 159 provides an entity the option to report selected financial assets and liabilities at fair value and establishes new disclosure requirements for assets and liabilities to which the fair value option is applied. The Company elected not to adopt FAS 159 and thus, there is no impact on the Company’s consolidated financial statements.

(k)

Reduction in Net Investment of Foreign Subsidiary

In the course of the year ended December 31, 2008, and in accordance with Canadian GAAP, the Company reclassified, from consolidated accumulated other comprehensive income to its consolidated earnings, a foreign exchange gain amounting to $0.9 million as a result of the partial repayment of notes (the ”Notes”) previously advanced to one of the Company’s foreign self-sustaining operations (the “Subsidiary”). This repayment ultimately reduced the Company’s net investment in this Subsidiary. Initially, these Notes were designated as part of the Company’s net investment in this Subsidiary. Accordingly, related foreign exchange gains and losses were included as a separate component of consolidated accumulated other comprehensive income. In accordance with Canadian GAAP, and as a result of the partial repayment, a proportionate amount of the foreign exchange gains and losses accumulated in the separate component of accumulated other comprehensive income were recognized in net loss for the year.

Under U.S. GAAP, similar recognition in consolidated earnings is only permitted upon the sale or complete or substantial liquidation of a company’s investment in the Subsidiary. Accordingly,

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

under U.S. GAAP the reclassification from consolidated accumulated other comprehensive income to consolidated earnings is reversed.

23 - SIGNIFICANT NEW ACCOUNTING PRONOUNCEMENTS UNDER US GAAP

Business Combinations

In December 2007, FASB issued Financial Accounting Standard No. 141(R), "Business Combinations" ("SFAS 141(R)”). The standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree, how goodwill or a gain from a bargain purchase option is recognized and measured in a business combination, and outlines disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of a business combination. SFAS 141(R) outlines that the acquisition date fair value is the measurement objective for all assets acquired and liabilities assumed. SFAS 141(R) requires that all acquisition related and restructuring costs be charged to earnings and requires contingent consideration to be recognized at its fair value on the date of acquisition. Certain contingent consideration arrangements will result in fair value changes being recognized in earnings until settled. This statement eliminates adjustments to goodwill for changes in deferred tax assets and uncertain tax positions after the acquisition accounting measurement period (limited to one year from the date of acquisition). Finally, business combinations related costs will be charged to earnings as incurred. SFAS 141(R) is effective prospectively for acquisitions that occur on or after January 1, 2009. The Company expects the adoption of SFAS 141(R) to affect its consolidated financial statements and any underlying business combinations subsequent to January 1, 2009.

Useful Life of Intangible Assets

In April 2008, FASB issued FSP No. 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142. The purpose of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset. Accordingly, entities are required to disclose information for a recognized intangible asset that enables users of the financial statements to assess the extent to which the expected future cash flows associated with the asset are affected by the entities intent and/or ability to renew or extend the arrangement. For the Company, FSP No. 142-3 is effective January 1, 2009. The Company does not expect the adoption of FSP No. 142-3 to have a significant impact on its consolidated financial statements.

The Hierarchy of Generally Accepted Accounting Principles

In May 2008, Statement of Financial Accounting Standard No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS 162") was issued, which identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2008, 2007 and 2006
(in US dollars, tabular amounts in thousands, except as otherwise noted)

statements of nongovernmental entities that are presented in conformity with U.S. GAAP. FASB does not expect this standard to change current practice. SFAS 162 will become effective 60 days following the Security and Exchange Commission’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles". The Company does not expect the adoption of SFAS 162 to have a material impact on its consolidated financial statements.

23 – SIGNIFICANT NEW ACCOUNTING PRONOUNCEMENTS UNDER US GAAP (Continued)

Fair Value Measurement

In September 2006, in an effort to increase consistency and comparability in fair value measurements, the FASB issued Statement No.157, "Fair Value Measurement", which defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS No. 157 does not require any new instruments to be recognized at fair value. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

In February 2008, the FASB issued FASB Staff Position FAS 157-2 “Effective date of FASB statement No. 157”, to provide a one-year deferral of the effective date of SFAS 157 for non-financial assets and non-financial liabilities, except those that are recognized or disclosed in financial statements at fair value on a recurring basis. For non-financial assets and non-financial liabilities subject to the deferral, the effective date of SFAS 157 is postponed to fiscal year beginning after November 15, 2008 and to interim periods within those fiscal years. The Company does not expect that the adoption of SFAS No. 157 will have a material impact on its consolidated financial statements.

Exhibit 12.1

CERTIFICATION

I, Melbourne F. Yull, certify that:

1.

I have reviewed this annual report on Form 20-F of Intertape Polymer Group Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the Company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financing reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

d.

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  April 30, 2009

/s/ Melbourne F. Yull

Melbourne F. Yull,

Executive Director

Exhibit 12.2

CERTIFICATION

I, Victor DiTommaso, certify that:

1.

I have reviewed this annual report on Form 20-F of Intertape Polymer Group Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this annual report;

4.

The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the Company and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.

Designed such internal control over financing reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

d.

Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.

The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of the Company’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date:  April 30, 2009

/s/ Victor DiTommaso

Victor DiTommaso,

Chief Financial Officer

Exhibit 13.1

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT

TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Intertape Polymer Group Inc. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Melbourne F. Yull, Executive Director of The Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

April 30, 2009

/s/ Melbourne F. Yull

Melbourne F. Yull,

Executive Director

Exhibit 13.2

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT

TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Intertape Polymer Group Inc. (the “Company”) on Form 20-F for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Melbourne F. Yull, Executive Director of The Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1.

The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date:

April 30, 2009

/s/ Victor DiTommaso

Victor DiTommaso,

Chief Financial Officer

EXHIBIT “14.1” to Form 20-F

INTERTAPE POLYMER GROUP INC.

AUDIT COMMITTEE CHARTER

CHARTER

The Audit Committee of the Board of Directors (the "Board") of Intertape Polymer Group Inc. (the "Company") will be responsible for assisting the Board in carrying out its duties and responsibilities relating to corporate accounting policies, financial reporting and procedures, and the quality and integrity of the financial reports of the Company.  The external auditors are ultimately accountable to the Board and the Audit Committee, as representatives of the shareholders.  The Audit Committee, subject to any action that may be taken by the Board, shall have the ultimate authority and responsibility to select and nominate for shareholder approval, evaluate and, as deemed appropriate, recommend to the shareholders the removal of the external auditors.  The Audit Committee shall be responsible for overseeing the independence of the external auditors.

In discharging its role, the Audit Committee is empowered to investigate any matter brought to its attention with full access to all books, records, facilities and personnel of the Company.  The Audit Committee shall have the authority to retain special legal, accounting or other consultants to advise the Audit Committee for this purpose.

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

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the Committee. The Audit Committee may request any officer or employee of the Company or the Company's legal counsel or external auditors to attend a meeting of the Committee or to meet with any members of, or consultants to, the Committee. The Audit Committee shall meet with management and the external auditors in separate executive sessions at least quarterly.

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

The Audit Committee, to the extent it deems necessary or appropriate, shall:

FINANCIAL STATEMENT AND DISCLOSURE MATTERS

1.

Review and discuss with management and the external auditors the annual audited financial statements, including disclosures made in management's discussion and analysis, and recommend to the Board whether the audited financial statements should be included in the Company's Form 20-F and Annual Report to Shareholders.

2.

Review and discuss with management and the external auditors the Company's quarterly financial statements prior to their filing and publication, including the results of the external auditors' reviews of the quarterly financial statements.

3.

Discuss with management and the external auditors significant financial reporting issues and judgments made in connection with the preparation of the Company's financial statements, including any significant changes in the Company's selection or application of accounting principles, any major issues as to the adequacy of the Company's internal controls, the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Company's financial statements.

4.

Discuss with management the Company's earnings press releases, including the use of "pro forma" or "adjusted" non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies.

5.

Discuss with management and the external auditors the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company's financial statements.

6.

Discuss with management the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company's risk assessment and risk management policies.

7.

Discuss with the external auditors the matters required to be discussed by auditing standards relating to the conduct of the audit.  In particular, discuss:

(a)

The adoption of, or changes to, the Company's significant auditing and accounting principles and practices as suggested by the external auditors or management.

(b)

The management letter provided by the external auditors and the Company's response to that letter.

(c)

Any difficulties encountered in the course of the audit work, including any restrictions on the scope of activities or access to requested information, and any significant disagreements with management.

OVERSIGHT OF THE CORPORATION'S RELATIONSHIP WITH THE EXTERNAL AUDITORS

8.

Review the experience and qualifications of the senior members of the external auditors’ team.

9.

Obtain and review a report from the external auditors at least annually regarding (a) the auditors' internal quality-control procedures, (b) any material issues raised by the most recent quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the external auditors and the Company. Evaluate the qualifications, performance and independence of the external auditors, including considering whether the auditor's quality controls are adequate and the provision of non-audit services is compatible with maintaining the auditors' independence, and taking into account the opinions of management. The Audit Committee shall present its conclusions to the Board and, if so determined by the Audit Committee, recommend that the Board take additional action to satisfy itself of the qualifications, performance and independence of the auditors.

10.

Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the lead audit partner or even the external auditing firm itself on a regular basis.

11.

Recommend to the Board policies for the Company's hiring of employees or former employees of the external auditors who were engaged on the Company's account.

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

18.

Obtain reports from management, the Company's senior internal auditing executive if one is appointed and the external auditors that the Company and its subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Corporation's Code of Business Conduct and Ethics. Review reports and disclosures of insider and affiliated party transactions. Advise the Board with respect to the Corporation's policies and procedures regarding compliance with applicable laws and regulations and with the Corporation's Code of Business Conduct and Ethics.

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

ORLDOCS 11430315 4

Footnotes

1 Includes amount presented under the caption installments on long-term debt on the Company’s consolidated balance sheet as at December 31, 2008 and 2007.

169