Form 40-F
period 2009-12-31
INTERTAPE POLYMER GROUP INC
filed 2010-03-29
CIK 880224

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12

OF THE SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year ended December 31, 2009

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

Burgess H. Hildreth, 3647 Cortez Road West, Bradenton, Florida, 34219 (941) 739-7500

(Name, address and telephone number of Agent for service in the United States)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each Exchange on which registered:
Common Shares, without nominal or par value	Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not Applicable

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not Applicable

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form  ☒ Audited Annual Financial Statements

The number of outstanding shares of each of the issuer's classes of capital stock as of December 31, 2009 is:

58,951,050 Common Shares

 -0- Preferred Shares

Indicate by check mark whether the registrant by filing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☐  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐  No ☐

Controls and Procedures

Disclosure Controls and Procedures.  Intertape Polymer Group Inc. (“Intertape Polymer Group” or the “Company”) maintains disclosure controls and procedures designed to ensure not only that information required to be disclosed in its reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, but also that information required to be disclosed by Intertape Polymer Group is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  The Executive Director and Chief Financial Officer of Intertape Polymer Group conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2009.  They concluded based on such evaluation that the Company’s disclosure controls and procedures were effective.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2009 based on the criteria etablished in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2009 based on those criteria.

Changes in Internal Control Over Financial Reporting.  There have been no changes in Intertape Polymer Group’s internal controls over financial reporting that occurred during 2009 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Blackout Period Notices

During 2009, Intertape Polymer Group was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.  Intertape Polymer Group’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which Intertape Polymer Group’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

Audit Committee Financial Expert

The Board of Directors of Intertape Polymer Group has determined that it has at least one audit committee financial expert serving on its audit committee.  Mr. George J. Bunze, having been the Chief Financial Officer of Kruger Inc., and having the attributes set forth in Paragraph 8(b) of General Instruction B to Form 40-F, has been determined to be an audit committee financial expert.  Further, Mr. Bunze is “independent” as that term is defined in Canadian National Instrument 52-110 – Audit Committees.

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

Code of Ethics

Intertape Polymer Group has adopted a code of ethics entitled “Intertape Polymer Group Inc. Code of Business Conduct and Ethics”, which is applicable to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and all persons performing similar functions.  During the 2009 fiscal year, Intertape Polymer Group did not amend its Code of Business Conduct and Ethics and did not grant a waiver from any provision of its Code of Business Conduct and Ethics.  Intertape Polymer Group will provide, without charge, to any person upon written or oral request, a copy of its Code of Business Conduct and Ethics.  Requests should be directed to Burgess H. Hildreth, Intertape Polymer Group Inc., 3647 Cortez Road West, Bradenton, Florida 34210.  Mr. Hildreth may be reached by telephone at (941) 739-7500.

Principal Accountant Fees and Services

A table setting forth the fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, Intertape Polymer Group’s principal accountant, for the fiscal years ended December 31, 2009 and December 31, 2008, is set forth in Item 17.5 of Intertape Polymer Group’s Annual Information Form attached hereto as Exhibit 1.

Intertape Polymer Group’s Audit Committee pre-approves all audit engagement fees and terms of all significant permissible non-audit services provided by independent auditors. With respect to services other than audit, review or attest services set forth in the table referenced above, none were approved pursuant to the de minimus exception provided by paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the interest rate swap agreements, forward foreign exchange contracts and letters of credit issued and outstanding discussed in the sections entitled “Long-Term Debt” and “Bank Indebtedness and Credit Facilities” and in Notes 13 and 21 to the 2009 audited consolidated financial statements.

Tabular Disclosure of Contractual Obligations

The information required by Paragraph (12) of General Instruction B to Form 40-F is located on Page 21 of Management’s Discussion and Analysis for 2009 attached hereto as Exhibit 2 and made a part hereof by this reference.

Identification of the Audit Committee

Intertape Polymer Group has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Audit Committee is comprised of three of the six directors of Intertape Polymer Group Inc.:  George J. Bunze, Allan H. Cohen, Ph.D., and Torsten A. Schermer.  For additional information with respect to the Company’s Audit Committee, see Item 17 of the Company’s Annual Information Form attached hereto as Exhibit 1.

Undertaking

Intertape Polymer Group undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises.

[SIGNATURE ON FOLLOWING PAGE]

Signature

Pursuant to the requirements of the Exchange Act, Intertape Polymer Group Inc. certifies that it meets all of the requirements for filing on Form 40-F, and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized.

INTERTAPE POLYMER GROUP INC.

(Registrant)

By:

/s/ Bernard J. Pitz

(Signature)

Name:

Bernard J. Pitz

Title:

Chief Financial Officer

Date:  March 26, 2010

EXHIBIT INDEX

Exhibit No.	Description	Page No.
1	Annual Information Form dated March 26, 2010	8
2	Management’s Discussion and Analysis for 2009 Audited Annual Consolidated Financial Statements	9
3	Consent of Independent Registered Chartered Accountants	10
4	Certifications pursuant to Rule 13a-14(a) or Rule 15d-14(a), pursuant to Section 302 of the U.S. Sarbanes-Oxley Act of 2002	11
5	Certification pursuant to 18 U.S.C. Section 1350, as enacted pursuant to Section 906 of the U.S. Sarbanes-Oxley Act of 2002	15

Exhibit 1

ANNUAL INFORMATION FORM

(SEE SEPARATE DOCUMENT)

Exhibit 2

MANAGEMENT’S DISCUSSION AND ANALYSIS FOR 2009

AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(SEE SEPARATE DOCUMENT)

Exhibit 3

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We have issued our report dated March 26, 2010, with respect to the consolidated financial statements in the Annual Report of Intertape Polymer Group Inc. (the “Company”) on Form 40-F for the year ended December 31, 2009.  We hereby consent to the incorporation of said report in the Form 40-F, and to the incorporation by reference on Forms S-8 (File No. 333-67732, effective August 16, 2001; File No. 333-97961, effective August 12, 2002; File No. 333-108077, effective August 19, 2003 and File No. 333-114954 effective August 28, 2004).

/s/ Raymond Chabot Grant Thornton LLP

Raymond Chabot Grant Thornton LLP

Chartered Accountants

Montréal, Canada

March 26, 2010

Exhibit 4

CERTIFICATIONS

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

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer as of, and for, the periods presented in this annual report;

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the Issuer and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

Designed such internal control over financing reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Issuer’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

d.

Disclosed in this annual report any change in the Issuer’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting; and

5.

The Issuer’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Issuer’s auditors and the audit committee of the Issuer’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Issuer’s ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Issuer’s internal control over financial reporting.

Date:  March 26, 2010

/s/ Melbourne F. Yull

Melbourne F. Yull,

Executive Director

I, Bernard J. Pitz, certify that:

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

3.

Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer as of, and for, the periods presented in this annual report;

4.

The Issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and internal control over financial reporting [as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)] for the Issuer and have:

a.

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b.

Designed such internal control over financing reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.

Evaluated the effectiveness of the Issuer’s disclosure controls and procedures and presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this annual report based on such evaluation; and

d.

Disclosed in this annual report any change in the Issuer’s internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting; and

5.

The Issuer’s other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Issuer’s auditors and the audit committee of the Issuer’s board of directors (or persons performing the equivalent functions):

a.

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Issuer’s ability to record, process, summarize and report financial information; and

b.

Any fraud, whether or not material, that involves management or other employees who have a significant role in the Issuer’s internal control over financial reporting.

Date:  March 26, 2010

/s/ Bernard J. Pitz

Bernard J. Pitz,

Chief Financial Officer

Exhibit 5

CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350, AS ENACTED PURSUANT

TO SECTION 906 OF THE U.S. SARBANES-OXLEY ACT OF 2002

The undersigned, Melbourne F. Yull, Executive Director, and Bernard J. Pitz, Chief Financial Officer, hereby certify that this report fully complies with the requirements of Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 and that the information contained in this report fairly presents in all material respects the financial condition and results of operations of Intertape Polymer Group Inc. as of and for the periods presented in this report.

Date:  March 26, 2010

/s/ Melbourne F. Yull

Melbourne F. Yull,

Executive Director

Date:  March 26, 2010

/s/ Bernard J. Pitz

Bernard J. Pitz,

Chief Financial Officer

CERTIFIED EXTRACT OF RESOLUTIONS OF THE BOARD OF DIRECTORS

OF

INTERTAPE POLYMER GROUP INC.

ADOPTED ON MARCH 26, 2010

"APPROVAL OF ANNUAL INFORMATION FORM

WHEREAS the Chairman presented to the meeting a draft of an annual information form of the Corporation to be dated March 26, 2010.

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

BE IT RESOLVED THAT:

1.

the annual information form ("AIF") of the Corporation to be dated March 26, 2010, substantially in the form of the document presented to this meeting, be and the same is hereby approved, subject to such additions, deletions and changes therein as may be consented to by any one director or officer of the Corporation;

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

4.

the Corporation be and it is hereby authorized to file with the United States Securities and Exchange Commission an Annual Report on Form 40-F (the "Form 40-F") covering the Corporation's fiscal year ended December 31, 2009, such Form 40-F to be substantially in the form of the draft presented to the Board of Directors, and which includes the AIF as an exhibit thereto, together with such changes or modifications as may be deemed necessary or appropriate by any director or officer of the Corporation with and upon the advice of counsel, and any director or officer of the Corporation be, and he is, hereby authorized, empowered and directed to execute in the name and on behalf of the

Corporation, to procure all other necessary signatures to, and to file with the United States Securities and Exchange Commission, the Form 40-F and any all amendments or supplements thereto;

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

I, the undersigned, Melbourne F. Yull, Executive Director of Intertape Polymer Group Inc., hereby certifies that the foregoing resolutions were duly adopted by the Board of Directors of Intertape Polymer Group Inc. on March 26, 2010 and that the said resolutions are, as of the date hereof, in full force and effect and have not been amended.

IN WITNESS WHEREOF, I HAVE SIGNED in, Bradenton, Florida, this 26th day of March 2010.

/s/ Melbourne F. Yull

Melbourne F. Yull,

Executive Director

ORLDOCS 11778360 3