Form 20-F
INTERTAPE POLYMER GROUP INC
filed 2011-03-31
CIK 880224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

 REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

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

Toronto Stock Exchange

or par value

Securities registered or to be registered pursuant to Section 12(g) of the Act

Not applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.  As of December 31, 2010, there were

58,961,050 common shares outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐

Yes

No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

 Item 17

☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).      ☐  Yes    No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

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

Capitalization And Indebtedness

6

C.

Reason for the Offer and Use of Proceeds

6

D.

Risk Factors

7

Item 4:

Information on the Company

14

A.

History and Development of the Company

14

B.

Business Overview

14

(1)  Products, Markets & Distribution

17

(2)  Sales and Marketing

23

(3)  Manufacturing and Quality Control

23

(4)  Equipment and Raw Material

23

(5)  Research and Development and New Products

24

(6)  Trademarks & Patents

25

(7)  Competition

25

(8)  Environmental Initiatives & Regulation

26

C.

Organizational Structure

27

D.

Property, Plants and Equipment

28

Item 4A:

Unresolved Staff Comments

30

Item 5:

Operating and Financial Review and Prospects (Management’s Discussion & Analysis)

30

Business Overview

30

Liquidity

32

Outlook

33

Results of Operation

33

Sales

33

Gross Profit and Gross Margin

33

Selling, General and Administrative Expenses

34

Stock-Based Compensation

34

Operating Profit

34

Manufacturing Facility Closures, Restructuring and Other Charges

35

Impairment of Goodwill

35

Research and Development

36

EBITDA

36

Financial Expenses

37

Income Taxes

38

Net Loss

38

Loss Per Share

39

Comprehensive Income (Loss)

39

Results of Operations by Division

39

Results of Operations - Tapes & Film Division

39

Results of Operations - ECP Division

40

Results of Operations – Corporate

41

Off-Balance Sheet Arrangements

41

Related Party Transactions

41

Liquidity and Capital Resources

42

(i)

Cash Flow

42

(ii)

Working Capital

43

(iii)

Financial Risk Management, Objectives and Policies

44

(iv)

Capital Expenditures

45

Long-Term Debt and Financial Derivatives

45

Contractual Obligations

46

Capital Stock & Dividends

46

Distribution Rights Purchase Agreement

46

Pension and Post-Retirement Benefit Plans

47

Critical Accounting Estimates

47

International Financial Reporting Standards (“IFRS)

48

IFRS Adoption

48

IFRS Optional Exceptions

48

IFRS Mandatory Exceptions

49

Significant Changes in Accounting Policies upon Conversion to IFRS

49

Impact of Adoption of IFRS on our Company

51

Disclosure Controls and Internal Control over Financing Reporting

51

Additional Information

52

Forward Looking Statements

52

Item 6:

Directors, Senior Management and Employees

52

A.

Directors and Senior Management

52

B.

Compensation

54

C.

Board Practices

59

D.

Employees

61

E.

Share Ownership

62

62

62

Item 7:

Major Shareholders and Related Party Transactions

62

63

A.

Major Shareholders

62

63

B.

Related Party Transactions

63

C.

Interests of Experts and Counsel

63

Item 8:

Financial Information

64

A.

Consolidated Statements and Other Financial Information

64

B.

Significant Changes

65

Item 9:

The Offer and Listing

65

A.

Offer and Listing Details

65

B.

Plan of Distribution

66

C.

Markets

66

D.

Selling Shareholders

66

E.

Dilution

66

F.

Expenses of the Issue

66

Item 10:

Additional Information

66

A.

Share Capital

66

B.

Memorandum and Articles of Association

66

C.

Material Contracts

68

D.

Exchange Controls

68

E.

Taxation

69

F.

Dividends and Paying Agents

74

G.

Statement by Experts

74

H.

Documents on Display

74

I.

Subsidiary Information

Item 11:

Quantitative and Qualitative Disclosures about Market Risk

74

Item 12:

Description of Securities Other than Equity Securities

74

PART II

Item 13:

Defaults, Dividend Arrearages and Delinquencies

74

Item 14:

Material Modifications to the Rights of Security Holders and Use of Proceeds

74

Item 15:

Controls and Procedures

74

Item 16:

Reserved

75

Item 16A:

Audit Committee Financial Expert

75

Item 16B:

Code of Ethics

75

Item 16C:

Principal Accountant Fees and Services

75

Item 16D:

Exemptions from the Listing Standards for Audit Committees

76

Item 16E:

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

76

Item 16F:

Change in Registrant’s Certifying Accountant

76

Item 16G:

Corporate Governance

76

PART III

Item 17:

Financial Statements

87

Item 18:

Financial Statements

87

Item 19:

Exhibits

87

Signatures

89

PART I

Item 1:

Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:

Offer Statistics and Expected Timetable

Not applicable.

Item 3:

Key Information

A.

SELECTED FINANCIAL DATA

The selected financial data presented below for the five years ended December 31, 2010 is presented in U.S. dollars and is derived from Intertape Polymer Group Inc.’s (“Intertape”, “Intertape Polymer Group”, or the “Company”) consolidated financial statements in U.S. dollars and prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The information set forth below was extracted from the consolidated financial statements and related notes included in this annual report and annual reports previously filed and should be read in conjunction with such consolidated financial statements.

	As at and for the Year Ended December 31
	2010	2009	2008	2007	2006
	(in millions of U.S. dollars except percentages, shares and per share data)
Statements of Earnings:
Net Sales	720,516	615,462	737,155	767,272	812,285

Net Earnings (Loss) before Taxes	(24,590)	(10,374)	(89,359)	3,924	(197,407)
Net Earnings (Loss)	(56,445)	(14,389)	(92,799)	(8,393)	(166,693)
Earnings (Loss) per Share
Basic	(0.96)	(0.24)	(1.57)	(0.19)	(4.07)
Diluted	(0.96)	(0.24)	(1.57)	(0.19)	(4.07)

Balance Sheets:
Total Assets	506,105	535,853	575,166	702,799	692,386
Capital Stock	348,148	348,143	348,174	348,174	287,323
Shareholders’ Equity	186,834	237,803	233,317	360,010	273,718
Number of Common Shares Outstanding	58,961,050	58,951,050	58,956,348	58,956,348	40,986,940
Dividends Declared per Share	nil	nil	nil	nil	nil

B.

CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.

REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.

RISK FACTORS

Current economic conditions and uncertain economic forecast adversely affect the Company’s results of operations and financial conditions.

Unfavorable changes in the global economy have affected the demand for the Company’s products.  Adverse economic conditions could also increase the likelihood of customer delinquencies.  A prolonged period of economic decline would have a material adverse effect on the results of operations, gross margins, and the overall financial condition of the Company, as well as exacerbate the other risk factors set forth below.

Fluctuations in the amount of available funds under the Company’s Asset Based Loan would restrict the Company’s ability to borrow under its revolving loan.

The Company’s credit facility is an asset-backed loan.  A reduction in the eligible assets and receivables included in the borrowing base or an increase in the required reserves will reduce the Company’s available credit under the Asset Based Loan (“ABL”).  A decline in the borrowing base could also require an unscheduled repayment of funds already advanced in excess of the available credit amount.

The Company’s Asset Based Loan contains a financial covenant which if not met, will result in an event of default.

The Company’s ABL contains a fixed charge ratio which becomes effective only when unused availability under the borrowing base drops below $25 million.  The Company’s failure to comply with this covenant could result in an event of default, which, if not cured or waived, could result in the Company being required to repay these borrowings before their scheduled due date. If the Company were unable to make this repayment or otherwise refinance these borrowings, the lenders under the ABL could elect to declare all amounts borrowed under the Company’s ABL, together with accrued interest, to be due and payable, which, in some instances, would be an event of default under the Indenture governing the Senior Subordinated Notes. In addition, these lenders could foreclose on the Company’s assets. If the Company were unable to refinance these borrowings on favorable terms, the Company’s results of operations and financial condition could be adversely impacted by increased costs and less favorable terms, including interest rates and covenants. Any future refinancing of the Company’s ABL is likely to contain similar or more restrictive covenants and financial tests.

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

The Company has a significant amount of indebtedness.  As of December 31, 2010, the Company had outstanding debt of approximately $221 million, which represented 55% of its total capitalization.  Of such total debt, approximately $92.6 million, or all of the Company’s outstanding senior debt, was secured.

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

Intertape Polymer Group has historically been able to pass on significant raw material cost increases through price increases to its customers.  Nevertheless, the Company’s results of operations for 2010 and certain individual quarters in prior years can and have been negatively impacted by raw material cost increases and decreases.  These fluctuations adversely affected the Company’s profitability.  As a result of raw material cost fluctuations, the Company has to either hold prices firm which results in a reduced market share or decrease prices which compresses the Company’s gross margins. The Company’s profitability in the future may be adversely affected due to continuing fluctuations in raw material prices.  Additionally, the Company relies on its suppliers for deliveries of raw materials.  If any of its suppliers were unable to deliver raw materials to the Company for an extended period of time, there is no assurance that the Company’s raw material requirements would be met by other suppliers on acceptable terms, or at all, which could have a material adverse effect on the Company’s results of operations.

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

The Company’s ABL includes other and more restrictive covenants, some of which can restrict the Company’s ability to prepay its other debt.

The Company’s litigation with Inspired Technologies, Inc. (“ITI”) could result in a significant verdict against the Company.

In December 2010, the United States District Court for the Middle District of Florida granted the Company’s post trial motion and reduced the amount of the initial jury award from $13,150,000 to $3,000,000 plus interest, costs and attorneys’ fees for a total of $3,382,775.  Instead of accepting the remitted judgment offered by the Court, ITI requested a new trial.  The second jury award entered a verdict of $700,000.  ITI is now seeking an award of attorneys’ fees, costs, and interest.  In its post-trial motions, ITI is also seeking reinstatement of the original jury award or the remitted judgment amount or, in the alternative, a new trial.  It is also possible that the reduced jury award may be set aside on appeal.  The Company may incur a loss as a result of the litigation; however, the amount of the contingent loss cannot be reasonably estimated at this time.  A significant judgment against the Company would adversely affect the Company’s business, financial condition and/or results of operations.  (For a full description of the pending ITI litigation, please see the “Litigation” section under “Consolidated Statements and Other Financial Information”.)

The Company may incur higher and/or additional charges and costs than anticipated in connection with the closing of its Brantford, Ontario manufacturing facility.

The Company has decided to close its Brantford, Ontario manufacturing facility due to the financial impact of the ongoing strike of the unionized employees at the facility.  The non-cash charges may be higher than anticipated by the Company, there may be additional non-cash charges not foreseen, and the estimated amount of projected cash costs associated with the shutdown may be too low.  Further, the anticipated positive impact the shutdown will have on the Company’s overall financial position may not be as great as forecasted.

A downgrade of the Company’s credit ratings would have a negative impact on the Company’s ability to obtain credit and on the trading price of its common shares.

The Company’s Senior Subordinated Notes are currently rated Caa1 by Moody Investor Services, Inc. and CCC- by Standard & Poor’s Financial Services, LLC.  These ratings are considered below investment grade.  In the event the Company’s credit ratings are downgraded, it would adversely affect the Company’s cost of borrowing, access to capital markets and trading price of its common shares.

The failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could cause the Company’s stock price to decline.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, as well as applicable Canadian securities laws require annual management assessments of the effectiveness of the Company’s internal control over financial reporting and a report by the Company’s independent registered public accounting firm attesting to and reporting on these assessments.  If the Company fails to maintain effective internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission or applicable Canadian securities laws.  For the fiscal year ended December 31, 2010 the Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of December 31, 2010.  If the Company cannot in the future favorably assess, or the Company’s independent registered public accounting firm is unable to provide an unqualified attestation report on the Company’s assessment of, the effectiveness of its internal control over financial reporting, investors may lose confidence in the reliability of the Company’s financial reports, which could cause the Company’s stock price to decline.

The Company’s pension and post-retirement benefit plans are unfunded which could require Company contributions.

The Company’s pension and post-retirement benefit plans currently have an unfunded deficit of $22.8 million as of December 31, 2010 as compared to $21.0 million at the end of 2009.  For 2010 and 2009, the Company contributed $4.7 million and $3.4 million, respectively, to its funded pension plans and to beneficiaries for its unfunded other benefit plans.  The Company may need to divert certain of its resources in the future in order to resolve this funding deficit.  In addition, the Company cannot predict whether a change in factors such as pension asset performance or interest rates, will require the Company to make a contribution in excess of its current expectations.  Further, the Company may not have the funds necessary to meet future minimum pension funding requirements or be able to meet its pension benefit plan funding obligation through cash flows from operations.

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

The Company’s competition and customer preferences could impact the Company’s profitability.

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

Some of the Company’s competitors may, at times, have lower raw material, energy and labor costs and less restrictive environmental and governmental regulations to comply with than the Company does.  Other competitors may be larger in size or scope than the Company, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions.

Demand for the Company’s products and, in turn, its revenue and profit margins, are affected by customer preferences and changes in customer ordering patterns which occur as a result of changes in inventory levels and timing of purchases which may be triggered by price changes and incentive programs.

The Company’s customer contracts contain termination provisions that could decrease our future revenues and earnings.

Most of the Company’s customer contracts can be terminated by the customer on short notice without penalty.  The Company’s customers are, therefore, not contractually obligated to continue to do business with us in the future.  This creates uncertainty with respect to the revenues and earnings the Company may recognize with respect to its customer contracts.

Intertape Polymer Group faces risks related to its international operations.

The Company has customers and operations located outside the United States and Canada. In 2010, sales to customers located outside the United States and Canada represented approximately 10% of its sales. The Company’s international operations present it with a number of risks and challenges, including the effective marketing of the Company’s products in other countries; tariffs and other trade barriers; and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance.

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

Intertape Polymer Group is a foreign private issuer within the meaning of the rules promulgated under the Exchange Act.  As such, it is exempt from certain provisions applicable to United States companies with securities registered under the Exchange Act, including: the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any "short-swing" trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuers’ equity securities within a period of less than six months).  Because of these exemptions, purchasers of Intertape Polymer Group’s securities are not afforded the same protections or information generally available to investors in public companies organized in the United States.  Prior to December 31, 2000, the Company filed its annual reports on Form 20-F.  Commencing with the year ended December 31, 2000 through December 31, 2007, and again for the year ended December 31, 2009, the Company filed its annual reports on Form 40-F.  For the year ended December 31, 2008, and again this year, Intertape Polymer Group will file its annual report on Form 20-F.  Intertape Polymer Group reports on Form 6-K with the United States Securities and Exchange Commission and publicly releases quarterly financial reports.

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

During the third quarter of 2010, the Company realigned its organizational, operational and related internal reporting structures combining its Tapes and Films and Engineered Coated Products operations which were previously considered as two separate operating segments, into one segment.  The change to a single operating segment was as a result of various factors including changes in the Company’s management structure, the implementation of a strategic initiative plan and the objective to be able to make more informed decisions with respect to the Company as a whole.

The Company operates in various geographic locations and develops, manufactures and sells a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complimentary packaging systems to a diverse customer base.  Most of the Company’s products are made from similar processes.  A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics.  As a result of the Company’s structural, operational, management and reporting realignments, decisions about resources to be allocated are determined for the Company as a whole.

The Company’s total capital expenditures in connection with property, plant and equipment were $8.6 million, $13.1 million, and $21.0 million for the years 2010, 2009 and 2008, respectively.  The majority of the expenditures were to update existing manufacturing equipment and to obtain new equipment.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal year.

B.

BUSINESS OVERVIEW

Intertape Polymer Group is a leader in the specialty packaging industry.  Management believes the Company is the second largest manufacturer of tape products in North America and is recognized for its development, manufacture and sale of adhesive tapes, specialty tapes, plastic packaging films, and engineered coated products for use in industrial and retail applications.  The Company’s products include carton sealing tapes, including Intertape® pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; Exlfilm® shrink film; Stretchflex® stretch wrap,  engineered coated fabric products, and flexible intermediate bulk containers.

The Company has approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and one in Europe.

Intertape Polymer Group has assembled a broad range of products by leveraging its manufacturing technologies, its research and development capabilities, global sourcing expertise and its strategic acquisition program.  Over the years, the Company has made a number of strategic acquisitions in order to offer a broader range of products to better serve its markets.

The Company’s extensive product line permits Intertape Polymer Group to offer tailored solutions to a wide range of end-markets including food and beverage, consumer, industrial, building and construction, oil and gas, water supply, automotive, medical, agriculture, aerospace and military applications.

Overview of Periods

2008

As a result of the downturn in the economy during 2008, the Company made several strategic moves so it would be positioned to effectively deal with the economic uncertainty.  In the short term, the Company was proactive and implemented several cost savings measures, including reductions in workforce, reductions in pay for salaried employees, shortened work weeks for hourly employees, streamlining plant operations, and eliminating third-party service providers.  The Company also developed a strategic long term plan which it believed would permit the Company to withstand the downturn of the economy.

As a first step, with a view towards reducing financial expenses, on March 27, 2008 the Company successfully refinanced its existing Senior Secured Credit Facility (“Facility”) with a $200.0 million Asset-Based Loan (“ABL”) entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories, machinery and equipment.  At closing, after repaying the remaining balance of the Facility, the Company had cash and undrawn revolver of approximately $35.4 million.  The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases.  The loan margin ranges from 1.50% to 2.25%, however, through September 2008, the applicable loan margin was fixed at 1.75%.  Unlike the Facility, the ABL contains only one financial covenant, a fixed charge ratio of 1.0 to 1.0, which becomes effective only when unused availability drops below $25.0 million.  Under the refinancing agreement, the Company’s unencumbered real estate is subject to a negative pledge in favour of the ABL lenders; however, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge of the ABL lenders subordinated to up to $35.0 million of real estate mortgage financing.  The Company also settled two interest rate swaps that the Company entered into in June and July 2005 hedging interest rates for the Facility.  Financial expenses for 2008 were $19.8 million, a decline of 42% from 2007.

On September 29, 2008, the Company obtained a $1.8 million mortgage loan on its real estate located in Bradenton, Florida.  The mortgage is for a period of 20 years bearing interest at a rate of 7.96%, adjusting every three years to a 3.55% spread over the 10-year Interest Rate Swap published in the Daily Release of the Federal Reserve.

In September and October, 2008, to hedge interest rates for the ABL, the Company entered into interest rate swap agreements for a notional amount of $40 million maturing in September 2011, and $30 million which matured in October 2009.  Under the terms of these interest rate swap agreements, the Company receives (or received) on a monthly basis, a variable interest rate and pays (or paid) a fixed interest rate of 3.35% and 2.89%, respectively, plus the applicable premium on its ABL.

Prior to 2008, the Company did not use derivative financial instruments to reduce its exposure to foreign currency risks as historically these risks were not significant.  In accordance with the Company’s foreign exchange rate risk policy, in November 2008, the Company entered into a series of thirty-six monthly forward foreign exchange rates contracts to purchase an aggregate CDN$40.0 million which began in February 2009 at fixed exchange rates ranging from CDN$1.1826 to CDN$1.12808 to the U.S. Dollar.

In August, 2008, Intertape Polymer Group announced that the Toronto Stock Exchange (“TSX”) had approved the Company’s normal course issuer bid pursuant to which the Company was entitled to repurchase for cancellation up to 2,947,817 common shares over the twelve-month period commencing August 28, 2008 and ending on August 27, 2009.  The Company repurchased 5,298 common shares pursuant to the normal course issuer bid, which were canceled.

During the third quarter of 2008, the Company’s wholly-owned Portuguese subsidiary, Fibope Portuguesa-Filmes Biorientados S.A. (“Fibope”), entered into a long-term loan bearing interest at a rate of Euribor plus a premium of 125 basis points, increased to 175 basis points on December 31, 2010.  Payments of interest only are due for the first two years followed by eight semi-annual principal payments commencing on January 2010 and November 2010, respectively.  As of December 31, 2008, $7.7 million had been borrowed.  As of December 31, 2010, approximately $6.0 million remained outstanding.

2009

During 2009, the Company implemented its long term strategic plan in an effort to mitigate the impact of the global economic downturn on the Company.  The Company’s strategy was to deal with the situation proactively by continuing and expanding its several cost reduction measures, opening new market channels, the development and sales of new products, and productivity improvements.  In addition, a key element of the Company’s strategy was and continues to be cash management.

The challenges to the industry persisted throughout 2009.  Raw material prices fluctuated with propylene-related raw material costs rising significantly and resin based raw material costs dropping, both of which resulted in intense pricing pressure, no pricing power and significantly impacted selling prices.  Also, the North American residential housing market remained soft throughout the year which caused the supply chain supporting this market to carry excess inventories significantly reducing product demand.

Although the struggling economy affected sales, the initiatives taken by the Company throughout 2009 enabled the Company to somewhat soften its impact.  The Company’s new products attracted attention in the market.  An increased focus on cash management was a factor in increased cash flows.  Also, as a part of the Company’s objectives to lower costs, enhance customer order fulfillment and optimize inventory investment, during the fourth quarter, the Company made the decision to consolidate the operations of its manufacturing facility located in Hawkesbury, Ontario, into the Company’s manufacturing facility located in Truro, Nova Scotia, and to sell the buildings.  The buildings were not sold as of December 31, 2010.  Subsequent to December 31, 2010, a sales contract was entered into to sell one of the buildings and the transaction is expected to be completed during the second quarter of 2011.

In January 2009, the Company received a notice from the New York Stock Exchange (the “Exchange”) that it was not in compliance with the Exchange’s listing standards because the 30-trading day average closing price of the Company’s common shares dropped below $1.00, which the Company believes was as a result of several factors, most of which were related to the downturn in the economy.  The Company had six months to cure the deficiency, however due to the then current economic conditions, the Exchange temporarily suspended its $1.00 minimum price requirement.  The Company notified the Exchange that it intended to cure the deficiency and, in fact, the price of the Company’s common stock rose above $1.00 and continued to trade above $1.00 per share until the Company’s common shares were voluntarily delisted from the Exchange.  The Company, however, concluded that the overall trading volume of the Company’s common shares was not sufficient to justify listing on two exchanges so the Company delisted its stock from the Exchange effective December 3, 2009.  The delisting from the Exchange did not constitute a default under the Company’s ABL or Indenture governing the Company’s Senior Subordinated Notes and did not affect the Company’s operations or change its reporting requirements with the U.S. Securities and Exchange Commission.  The Company’s shares of common stock continue to be traded on the TSX.  The Company continues to be subject to the federal laws of Canada, the jurisdiction in which the Company is incorporated, as well as Canadian and U.S. securities laws and corporate governance rules applicable to Canadian publicly listed companies, including the rules of the TSX.

On November 12, 2009, the Company named Bernard J. Pitz as its Chief Financial Officer.  Mr. Pitz brought with him almost twenty years of experience serving as a Chief Financial Officer and in other executive capacities.  He holds a B.S. and M.B.A. from Northern Illinois University and University of Chicago, respectively.

During the fourth quarter of 2009, the Company repurchased certain of its Senior Subordinated Notes with a face value of $6.3 million resulting in the reduction of the total face value of outstanding Senior Subordinated Notes governed by the Company’s Indenture from $125.0 million to $118.7 million.  The repurchase also reduced the Company’s annual interest expense by $0.5 million.

2010

During 2010, the Company remained in prudent management mode focusing on cost and debt reductions while making productivity improvements, introducing new products, and opening new market channels.

On June 8, 2010, Gregory A. Yull was named President and Chief Executive Officer of the Company. and was appointed to the Board on August 2, 2010.  Mr. Yull has been with the Company many years and brings with him extensive industry knowledge, hands-on experience and a full understanding of the Company’s objectives.

In May 2010, the Company announced that the Toronto Stock Exchange had approved the Company’s normal course issuer bid pursuant to which the Company was entitled to repurchase for cancellation up to 2,947,552 common shares over the twelve-month period commencing May 26, 2010 and ending on May 25, 2011.  The Company has not yet repurchased any common shares pursuant to the normal course issuer bid.

In October 2010 the Company obtained a $3 million mortgage loan on its owned real estate located in Danville, Virginia.  The mortgage is for a term of 32 months bearing interest at an annual rate of 10%.  The mortgage requires monthly payments of principal and interest in the amount of $63,741 with a lump sum payment of all remaining unpaid principal and accrued interest due on July 1, 2013.

The Company has had a sales presence in Europe for many years with supply and services coming from the United States.  In December 2010, the Company established a local facility near Flensburg, Germany, to support the Company’s increased focus in Europe with expansion into several different market segments through an increased sales force.  The new facility will allow the Company to service its customers with pressure sensitive tapes including the following Intertape® branded products:  masking tapes, flatback tapes, aluminum foil tapes, double coated tapes, cloth duct tapes as well as several electrical and electronic grade tapes.  In addition, Central® Brands of water activated tapes will be stocked in the distribution center.  This new facility will help service the Company’s European customers with faster deliveries and smaller minimum order quantities and increase the Company’s brand recognition in Europe.

During the last quarter of 2010, the Company made the decision to terminate operations at its Brantford, Ontario manufacturing facility.  The facility is scheduled to be closed by June of 2011.  This is as a result of the economic consequences of the continuing strike of its unionized workers.  While some of the Brantford production will be transferred internally to other facilities, the Company has decided to discontinue certain non-core product lines.

In August 2008, the Company acquired the exclusive North American rights to a pending patent with respect to an automatic wrapping system.  The system is designed to automate the process of wrapping packages of up to 60 feet in length.  The technology targets industries such as wood products, which are traditionally manually wrapped.  Along with the distribution rights, the Company acquired wrapping machines and existing customer contracts for a total consideration of CDN$5.5 million.  As part of acquiring the distribution rights, the Company also made future performance commitments, which required additional considerations or penalties if these commitments were not met.  However, within the first two years of the purchase agreement, the automatic wrapping system had to achieve certain market acceptance parameters or the Company had the right to renegotiate the future performance commitments with the vendor and if such renegotiation was not concluded on terms satisfactory to the Company, then the future performance commitments would not be binding on the Company.  Effective September 30, 2009 and due to the adverse economic conditions impacting the lumber wrap film market targeted under the Asset Purchase Agreement, the Company did not meet the performance criteria included in the first milestone of the Asset Purchase Agreement.  The performance agreements have been amended, most recently on April 9, 2010.

(1)

Products, Markets and Distribution

(a)

Tapes and Films

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

The Company introduced its new line of Intertape® brand Double-Coated Tapes in phases, the first of which began in June 2010 which introduced three double-coated tissue tapes and three double-coated polyester tapes.  These high-performance technical products are used in a number of applications including corrugated splicing, gasket attachment, plastic housing and component assembly, nameplates, interior and exterior trim attachments and lens bonding.  The Company’s products are also convertible for a wide variety of applications requiring die cuts and custom parts.

In December 2010, the Company established a local distribution facility near Flensburg, Germany, to service its customers with pressure sensitive tapes including the following Intertape® branded products: masking tapes, filament tapes, flatback tapes, aluminum foil tapes, double coated tapes, cloth duct tapes, as well as several electrical and electronic grade tapes.  In addition, Central® brands of water activated tapes will be stocked in the distribution center.

During August 2009, the Company reaffirmed its commitment to the alternative energy industry by announcing plans to continue the development of additional products for its current portfolio designed for wind, solar, geothermal and biofuel generation markets.  The Company’s stated goal continues to be single source dedicated to the ongoing development of performance tapes and films that are an integral part of powering the alternative energy market.

During September 2009, the Company announced the launch of a new product line of aluminum foil tapes to address the industrial, HVAC, aerospace, appliance, and transportation industries, the most significant markets in this category.  This product line aligns with the strategic direction of the Company to leverage its expertise at the operations and customer level.

In September 2008, the Company reopened its Brighton, Colorado, facility which is the site of the Company’s in-house solvent coater.  The coater supports the low cost manufacture of products.  The added capacity permitted growth of existing products and increased the Company’s ability to rapidly and cost-effectively bring to market new products developed by the Company.

During the third quarter of 2008, the Company introduced the first product in its low environmental impact line (“LILI™”), a biodegradable film for its iCusion™ Air Pillow Protective Packaging product.  The goal of LILI™ is to reduce the impact of Intertape Polymer Group and its customers on the environment.

For the years ending December 31, 2010, and December 31, 2009, tapes and films accounted for 83% of the Company’s sales.

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

Water Activated Tape

Water-activated carton sealing tape is typically manufactured using a filament reinforced kraft paper substrate and a starch based adhesive that is activated by water. Water-activated tape is used primarily in applications where a strong mechanical bond or tamper evidence is required. Typical end-use markets include fulfillment centers, mail order operations, furniture manufacturers and the apparel industry.  Our primary competitor is Holland Manufacturing Co. Inc.

Industrial & Specialty Tapes

The Company produces eight primary industrial and specialty products: paper tape, flatback tape, duct tape, filament tape, stencil products, electrical tape, double-coated tape, and foil tape.

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

Foil Tapes

Foil tapes are manufactured using aluminum and a variety of adhesive systems.  The shiny, UV resistant foil backing offers an enhanced appearance, excellent reflective and flame retardant properties, and remains flexible to resist cracking and lifting around irregular or curved surfaces.  These tapes have application in various industries including aerospace, transportation, HVAC and industrial.  Primary competitors of the Company for this product are 3M Co., Berry Plastics and Avery Dennison Corp.

Films

The Company primarily produces two film product lines: Exlfilm® Shrink Film and StretchFLEX® Stretch Wrap.

Exlfilm® Shrink Film

Exlfilm® shrink film is a specialty plastic film which shrinks under controlled heat to conform to a package’s shape. The process permits the over-wrapping of a vast array of products of varying sizes and dimensions with a single packaging line. Exfilm® is used to package paper products, consumer products such as bottled water, toys, games, sporting goods, hardware and housewares and a variety of other products.  In 2009, the Company introduced Exlfilm™OXO, an oxo-biodegradable shrink film.  Primary competitors of the Company for this product are Sealed Air Corp. and Bemis Co. Inc.

Intertape Polymer Group entered the European shrink film market through its investment in Fibope in April 1995. The Company initially purchased a 50% equity interest in Fibope, acquiring the remaining 50% equity stake in July 2003 to serve as a platform to penetrate European and African markets with other products of the Company.  Fibope operates as an autonomous unit within Intertape Polymer Group.

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

The Company uses state-of-the-art multi-layer technology for the manufacturing of its StretchFLEX® stretch wrap. This technology has allowed the Company to focus on the introduction of a high performance product while reducing manufacturing costs. The Company introduced Genesys™ in 2005, Fortress™ in 2007, and Prolite™ in 2008, which are light gauge high performance films created for wrapping irregularly shaped packages.  In 2009, the Company introduced StretchFLEX®.  Primary competitors of the Company for these products include Sigma Plastics Group, Berry Plastics Corp., Pliant Corp. and AEP Industries, Inc.

Protective Packaging

Air Pillows

Air pillows are manufactured from polyethylene film and are inflated at the point of use with an air pillow machine.  The Company markets both traditional polyethylene, as well as oxo-biodegradable, air pillow products.  Also, as mentioned above, the Company has added a biodegradable film to its iCusion™ air pillow protective packaging products.  Air pillows are used as packaging material for void fill and cushioning applications.  Typical end-use markets for air pillows include fulfillment houses, contract packagers, and mail order pharmacies.  Primary competitors of the Company for this product are Pregis Corp., Sealed Air Corp., Storopack, Inc., Free-Flow Packaging International Inc. and Polyair Inter Pack Inc.

(b)

Engineered Coated Products

The Company is a North American leader in the development and manufacture of innovative industrial packaging, protective covering, barrier and liner products utilizing engineered coated polyolefin fabrics, paper and other laminated materials.  Its products are sold primarily direct to end-users in a wide number of industries including lumber, construction, food, paper, and agriculture.

On October 5, 2005, Intertape Polymer Inc., a subsidiary of the Company, acquired all of the issued and outstanding shares of Flexia Corporation Ltd., being the body corporate that resulted from the amalgamation of Flexia Corporation and Fib-Pak Industries, Inc.  The businesses of such companies are now operating under a wholly-owned Canadian corporation, ECP GP II Inc.  ECP GP II Inc. is a producer of a wide range of engineered coated and laminated products with facilities currently located in Langley, British Columbia, and Brantford, Ontario, however, as discussed in the Business Overview section above, the Company is scheduled to close its Brantford facility by June 2011.

The Company’s engineered coated products are categorized in six markets:  (A) building and construction, (B) agro-environmental, (C) consumer packaging, (D) specialty fabrics, (E) industrial packaging, and (F) FIBCs.  For the years ended December 31, 2010 and December 31, 2009, engineered coated products accounted for approximately 17% and 20%, respectively, of the Company’s sales.

Building and Construction Products

The Company’s building and construction product group includes protective wrap for kiln dried lumber and a variety of other membrane barrier products such as roof underlayment, house wrap, window and door flashing and insulation facing, which are used directly in residential and commercial construction.  The Company also supplies packaging over-wrap sleeves for unitizing multiple bags of fiberglass insulation.  Intertape’s lumber wrap is used to package, unitize, protect and brand lumber during transportation and storage. The product is available in polyethylene or polypropylene coated fabrics and polyethylene films printed to customer specifications.  Lumber wrap is produced at the Company’s plants in Langley, British Columbia, and Truro, Nova Scotia.  Primary competitors of the Company for these products include Interwrap, Inc., Fabrene Inc., Mai Weave LLC and various producers from China and Korea.

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

NovaShield® Membrane Structure Fabrics

NovaShield™ is a lightweight, wide-width, and durable polyolefin fabric used as the outer skin layer for flexible membrane structures.  The introduction and continuous improvement of the NovaShield® fabric in the membrane structure market enabled membrane structure manufacturers to expand the use of this product beyond agricultural applications such as agriculture barns into larger structures for human occupancy such as amphitheaters, recreational facilities, trade show pavilions, aircraft hangers, and casinos.  Developments in the product line include the patented stacked weave, and AmorKote™ coatings. The Company sells the NovaShield™ fabrics to membrane structure manufacturers who design, fabricate, and install the structures.  The Company’s main competitors are Fabrene Inc. and a number of polyvinyl chloride producers.  The Company produces these products primarily at its plant in Truro, Nova Scotia.

Nova-Seal® and Nova-Seal® Premium

The Company began commercial production of Nova-Seal®II at its Truro, Nova Scotia facility in August, 2008.  It is a roof underlay that is lighter and easier to install than standard #30 building felt and costs less.  In November 2010, the Company introduced new product names for its roof underlayment to insure consistency across products and will help customers distinguish among levels of product performance so they may specify and use the best solution for their particular application.  Primary competitors in this market are Interwrap, W.R. Grace and a variety of #30 felt producers.

AquaMaster® Geomembrane Fabrics

The Company’s AquaMaster® line of oil pit linens and geomembrane fabrics is used as irrigation canal liners, golf course and aquascape pond liners, and in aquaculture operations.  Primary competitors of the Company for this product include Gundle/SLT Environmental, Inc., Poly-America LP and Firestone Building Products.

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

The Company competes with a number of local and multinational companies in this market. These products are primarily produced at the Company’s plant in Langley, British Columbia.

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

Products and applications of specialty fabrics include fabrics designed for conversion into pool covers, field covers, disaster relief materials, protective covers and construction sheeting, brattice cloth for mine ventilation, underground marking tapes, salt pile covers and industrial packaging.

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

The Company also manufactures paper mill roll wrap for newsprint, specialty, and fine papers and custom designed fabrics for dunnage bags, which are used to fill space in a shipping container or to position the contents in a container.  The production of the dunnage bag fabrics are primarily produced at the Company’s Truro, Nova Scotia, facility while paper packaging products are produced at the Company’s Langley, British Columbia, facility.

FIBC Products

FIBCs are flexible, semi-bulk containers generally designed to carry and discharge 1,500 to 3,500 pounds of dry flowable products such as chemicals, minerals and dry food ingredients. The market for FIBC’s is highly fragmented.  The Company has established proven supply lines with integrated bag manufacturers in India, China and Mexico.

(2)

Sales and Marketing

As of December 31, 2010, the Company had 199 sales personnel, including manufacturer representatives.  The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts.  The Company’s customer base is diverse, with no single customer accounting for more than 4% of total sales in 2010.  Sales of products from facilities located in the United States, Canada and Europe accounted for approximately 80%, 17% and 3% of total sales, respectively, in 2010; 81%, 17% and 3% in 2009, and 78%, 20% and 3% in 2008.

Distribution products go to market through a network of paper and packaging distributors throughout North America. Products distributed in this manner include carton sealing, masking, duct and reinforced tapes, Exlfilm® and Stretchflex®. In order to enhance sales of the Company’s pressure-sensitive carton sealing tape, it also sells carton closing systems, including automatic and semi-automatic carton sealing equipment. The Company’s Exlfilm® and Stretchflex® products are sold through an existing industrial distribution base primarily to manufacturers of packaged goods and printing and paper products which package their products internally. The industrial electrical tapes are sold to the electronics and electrical industries.  The Company’s engineered coated products are primarily sold directly to end-users. The Company offers a line of lumberwrap, FIBCs, and specialty fabrics manufactured from plastic resins. The Company’s engineered coated products are marketed throughout North America.

(3)

Manufacturing and Quality Control

Intertape Polymer Group’s philosophy is to manufacture those products that are efficient for it from a cost and customer-service perspective. In cases in which the Company manufactures its own products, the Company seeks to do so utilizing the lowest cost raw material and add value to such products by vertical integration.

The Company maintains at each of its manufacturing facilities a quality control laboratory and a process control program on a 24-hour basis to monitor the quality of all packaging and engineered fabric products it manufactures.  At the end of 2010, eleven of the Company’s plants were certified under the ISO-9001:2000 quality standards program.

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

The Company has utilized its technology for basic film extrusion, essential to the low cost production of pressure-sensitive tape products, to expand its product line.  Extrusion of up to seven layers of various resins is done in five of the Company’s plants. These high value added films service the shrink and stretch wrap markets.

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

The major raw materials purchased for the Company’s tape products are polypropylene resin, synthetic rubber, hydrocarbon resin, and paper (crepe and kraft).  The resins and synthetic rubber are generated from petrochemicals which are by-products of crude oil and natural gas.  Almost all of these products are sourced from North American manufacturers. The paper products are produced by North American paper manufacturers and are derived from the North American pulp and paper industry.

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

During 2010 resin-based, paper and adhesive raw material costs significantly increased and the Company was unable to pass on a portion of the cost increases to its customers due to pricing pressure.  During the period 2009 throught 2010, raw material costs increased by more than 30% for resin-based items, 15% for adhesive, and 30% for paper.

(5)

Research and Development and New Products

Intertape Polymer Group’s strategy is to create growth opportunities through enhancements of existing products and the introduction of new products.  The Company’s research and development efforts continue to focus on new products, technology developments, new product processes and formulations.  As described in the sections that follow, the Company introduced several new high margin products in 2010 and has several more to be launched in 2011.

During 2010, Intertape introduced its new line of Intertape® brand double-coated tapes.  These high-performance technical products are used in a number of applications including corrugated splicing, gasket attachment, plastic housing and component assembly, nameplates, interior and exterior trim attachments, and lens bonding.  The double-coated tapes are also convertible for a wide variety of applications requiring die cuts and custom parts.

In 2009, Research and Development (“R&D”) introduced a line of filament tapes targeted for use in various appliance manufacturing applications.  These filament tapes are high margin, high performance products which are manufactured at the Company’s Richmond, Kentucky, Marysville, Michigan and Carbondale, Illinois facilities.

Intertape Polymer Group also entered the foil tape market with a full line of aluminum foil tapes manufactured at its Carbondale, Illinois facility.  These tapes have application in various industries including aerospace, transportation, HVAC and industrial.  The product line offers performance ranges within a variety of foil thicknesses and adhesive systems.  The shiny, UV resistant foil backing offers an enhanced appearance, excellent reflective and flame retardant properties, and remains flexible to resist cracking and lifting around irregular or curved surfaces.  The Company’s foil products include linered, self-wound, FSK, ASJ, foil barrier laminates and metalized films.

In 2009, the Company also worked to introduce new high margin products.  It developed a new 5x5 Nova-Seal®I product to strengthen the Company’s position and entry into roofing distribution channels which was renamed in 2010, Nova-Seal®.  The Company’s line of Nova-Seal® underlayment is waterproof, wind resistant and has a patent pending anti-slip surface that is effective in both wet and dry weather.  The Company also introduced a new woven product for waste containment which complements its existing AquaMaster® line.

Intertape also created a new technology called “roll edge face coated” which creates cleaner sharper paint lines with the Company’s newly introduced BLOC-IT™ painters tape.

The Company also introduced PROLITE™, a lightweight clear film which offers superior load retention at a lower wrap cost per load.  The film resists punctures and tears and has a lower reduction in width as it is stretched, thus allowing for narrower initial film widths and a reduced number of wraps to cover a load.

In 2008, R&D developed a biodegradable air pillow which was the first product in the Company’s new low environmental impact line (Lili™).

During the year, R&D worked to develop new paint masking tapes that effect crisp lines of demarcation for the paint contractor and do-it-yourself (“DIY”) segments.  Development work also included products with superior, water-white color and clarity to serve packaging segments.

Additionally, the Company’s R&D worked to develop foil protective products to support military maintenance programs, as well as filament reinforced products for spoolable, unbonded pipelines for the oil and gas industry.  Lastly, high-temperature, solvent-resistant, double-coated tapes were developed for the electrical OEM segment, novel masking products were developed for OEM boat manufacturers and new, light-weight stencil products were developed for international monument carving accounts.

In 2008, the Company developed Nova-Seal®II which is a new generation of roof underlay that is lighter and easier to install than #30 building felt and is now called Nova-Seal® Premium.

The Company’s R&D expenses in 2010, 2009, and 2008 totaled $6.3 million, $5.6 million, and $5.6 million, respectively.

(6)

Trademarks and Patents

Intertape has embarked on a new corporate branding strategy during 2009 to create and communicate overall consistency and simplicity to its markets.  The Company adopted a new look to its corporate logo and redid its sub-brand logos which are clearer and will help identify the individual product lines.  The Company believes this will create unique identities and positions associated with Intertape Polymer Group and will build and maintain strong, positive customer perceptions.

Intertape Polymer Group markets its tape products under the trademarks Intertape® and Central™, and various private labels.  The Company’s shrink wrap is sold under the registered trademark Exlfilm®.  Its stretch films are sold under the registered trademark Stretchflex®.

The Company markets its open mouth bags under the registered trademark Nova-Pac®.  The other key engineered coated products are sold under the registered trademarks Nova-Thene Haymaster®, AquaMaster®, NovaShield™, NovaSeal® and NovaWrap™.  Its engineered fabric polyolefin fabrics are sold under the registered trademark Nova-Thene®.  FIBC's are sold under the registered trademark Cajun® bags.  The Company has approximately 158 active registered trademarks, 68 in the United States, 38 in Canada, and 52 foreign, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company, Central Products Company, and Flexia.  The Company currently has 9 pending trademark applications in the United States and 5 foreign.

Intertape Polymer Group does not have, nor does management believe it important to the Company’s business to have, patent protection for its carton sealing tape products. However, the Company has pursued patents in select areas where unique products offer a competitive advantage in profitable markets, primarily in engineered coated products for which the Company has 8 patents and 3 patents pending, film for which it has 9 patents and no patents pending, tape products for which it has 7 patents and 3 patents pending, adhesive products for which it has 1 patent and 4 patents pending, container products for which it has no patents, and retail for which it has 2 patents pending.

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

(8)

Environmental Initiatives and Regulation

(a)

Initiatives

Intertape Polymer Group has and continues to be focused on reducing waste and minimizing any harmful environmental impact throughout its manufacturing process, or footprint left behind by the line of products manufactured and marketed by the Company.  Lili™ is the Company’s environmental stewardship program and stands for “low environmental impact line from Intertape”, however it is more than just the growing number of environmentally preferred products that the Company has and continues to develop, but is also a commitment by management and employees of the Company to continually look for opportunities to lower the Company’s environmental impact.  Intertape Polymer Group has and continues to implement activities, changes and programs that are designed to reduce waste in the manufacturing process; reduce the footprint left behind by its products, processes and employees; increase the recycle ability of products through mainstream recycling; provide an alternative solution to a less environmentally friendly product or application; reduces consumption of raw materials, fuel and other energy sources; reduces pollutants released through air, water and waste; and improves the safety and health of employees.

The Company’s latest environmental initiative has been to focus on energy savings.  In August 2009, the Company became an Energy Star® Partner, which is a voluntary partnership with the U.S. Environmental Protection Agency to improve energy efficiency and fight global warming.  Intertape Polymer Group as an Energy Star® Partner joined the fight against global warming by improving the efficiency of its buildings and facilities.  Products and buildings that have earned the Energy Star® designation prevent greenhouse gas emissions by meeting strict energy efficiency specifications set by the government.

(b)

Regulation

Intertape Polymer Group’s operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, United States (federal, state and local) and Canadian (federal, provincial and municipal) environmental laws applicable to the Company include statutes and regulations intended to (i) impose certain obligations with respect to site contamination and to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties, (ii) prevent future soil and groundwater contamination; (iii) impose national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; (iv) govern the handling, management, treatment, storage and disposal of hazardous wastes and substances; and (v) regulate the discharge of pollutants into waterways.

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

The Company is currently remediating contamination at its Columbia, South Carolina plant.  As a result of the acquisition of all of the shares of Flexia Corporation Ltd., the Company inherited limited soil contamination resulting from historical activities at Flexia’s facility located in Trois-Rivières (formerly the city of Cap-de-la-Madeleine), Québec.  The Company received a letter from the Ministry of Sustainable Development, Environment and Parks confirming that the activities carried out at the Trois-Rivières facility at the time the Company closed the facility were not activities designated under the Land Protection and Rehabilitation Regulation, thus no remediation was necessary at the facility as a result of ceasing its activities.  The Trois-Rivières facility has been sold with no residual environmental liability to the Company.  The Company has completed remediation activities at its Marysville, Michigan facility and received final approval of the remediation from the State of Michigan.  In addition, although certain of the Company’s facilities emit regulated pollutants into the air, the emissions are within current permitted limitations, including applicable Maximum Achievable Control Technology (“MACT”) requirements.  The Company believes that the ultimate resolution of these matters should not have a material adverse effect on its financial condition or results of operations.

Intertape Polymer Group and its operating subsidiaries are required to maintain numerous environmental permits and governmental approvals for their operations. Some of the environmental permits and governmental approvals that have been issued to the Company or its operating subsidiaries contain conditions and restrictions, including restrictions or limits on emissions and discharges of pollutants and contaminants, or may have limited terms. If the Company or any of its operating subsidiaries fails to satisfy these conditions or to comply with these restrictions, it may become subject to enforcement action and the operation of the relevant facilities could be adversely affected. The Company may also be subject to fines, penalties or additional costs. The Company or its operating subsidiaries may not be able to renew, maintain or obtain all environmental permits and governmental approvals required for the continued operation or further development of its facilities, as a result of which the operation of its facilities may be limited or suspended.

C.

ORGANIZATIONAL STRUCTURE

Intertape Polymer Group is a holding company which owns various operating companies in the United States, Canada and internationally.  ECP GP II Inc., a Canadian corporation, is the principal operating company for the Company’s Canadian operations.  Intertape Polymer Corp., a Delaware corporation, is the principal operating company for the Company’s United States and international operations.

The table below lists for each of the subsidiaries of the Company their respective place of incorporation or constitution, as the case may be, and the percentage of voting securities beneficially owned or over which control or direction is exercised directly or indirectly by Intertape Polymer Group.

Corporation	Place of Incorporation or Constitution	Percentage of Ownership or Control
Intertape Polymer Group Inc.	Canada	Parent
Intertape Polymer Inc.	Canada	100%
ECP GP II Inc.	Canada	100%
ECP L.P.	Province of Ontario	100%
Spuntech Fabrics Inc. *	Canada	100%
Intertape Polymer Corp.	Delaware	100%
Intertape Woven Products Services S.A. de C.V.	Mexico	100%
Intertape Woven Products, S.A. de C.V.	Mexico	100%
IPG Holdings LP *	Delaware	100%

Polymer International Corp. *	Virginia	100%
IPG (US) Inc.	Delaware	100%
IPG (US) Holdings Inc.	Delaware	100%
Intertape Polymer US Inc.	Delaware	100%
Fibope Portuguesa-Filmes Biorientados S.A.	Portugal	100%
Intertape Polymer Europe GmbH	Germany	100%

* Dormant

D.

PROPERTY, PLANTS AND EQUIPMENT

Location	Status	Use	Products	Square Feet	Property Size (Acres)
3647 Cortez Road West (1) Bradenton, FL 34210	Owned	Office Building	N/A	1 Building - 20,800	3.71
369 Elgin Street Brantford, Ontario N3S7P5	Owned	Manufacturing	Engineered Coated Products (“ECPs”) (scheduled to be closed in April 2011)	1 Building – 169,000	9.20
2000 South Beltline Boulevard Columbia, South Carolina 29201	Owned	Manufacturing	Tapes (paper duct)	7 Buildings - 500,000	85.15
360 Ringgold Industrial Pkwy. Danville, VA 24540	Leased	Regional Distribution Center	All products	200,000
1201 and 1301 Spence Avenue Hawkesbury, Ontario K6A 3T4	Owned	Manufacturing	Closed	2 Buildings - 64,900 (For Sale)	6.30
19680 94A Avenue Langley, British Columbia V1M 2B7	Leased	Manufacturing	ECPs
317 Kendall Street Marysville, Michigan 48040	Owned	Manufacturing	Tapes (paper reinforced)	5 Buildings – 234,000	11.53
741 4th Street Menasha, Wisconsin 54952	Owned	Manufacturing	Tapes (water activated)	1 Building – 168,000	5.81
748 4th Street Menasha, Wisconsin 54953	Owned	Office Building	N/A	1 Building – 23,100	n/a

2000 Enterprise Drive Richmond, Kentucky 40475	Owned	Manufacturing	carton sealing tape, masking tape, and reinforced tape	1 Building – 192,000	35.00
760 W 1000 N Tremonton, Utah 84337	Owned	Manufacturing	Exlfilm®, Stretchflex®	1 Building – 115,000	17.00
50 Abbey Avenue Truro, Nova Scotia	Owned	Manufacturing	engineered fabric products and ExlFilm®	1 Building – 315,000	13.00
543 Willow Street Truro, Nova Scotia	Leased	Warehouse
9942 Currie Davis Dr., Ste 23B Tampa, Florida 33619	Leased		Assembles tape dispensing machinery
2200 North McRoy Drive Carbondale, Illinois 62901	Owned	Manufacturing	Tapes - electrical	192,000
1095 S. 4th Avenue Brighton, Colorado 80601	Leased	Manufacturing	Film	182,462
1101 Eagle Springs Road (2) Danville, Virginia 24540	Owned	Manufacturing	Carton sealing tape, Stretchflex®, acrylic coating	1 Building – 300,000	26.0
341 Bullys Street Eagle Pass, Texas 78852	Leased	Warehouse	FIBCs	20,000
772 Specialists Avenue Neenah, Wisconsin 54956	Leased	Distribution	Tapes – water activated
1407 The Boulevard, Suite E Rayne, Louisiana 70578	Leased	Offices	N/A
185 McQueen Street West Columbia, South Carolina 29172	Leased	Warehouse	Tapes
4061 E. Francis Street Ontario, California 91761	Leased	Warehouse and Distribution	Tapes Packaging products	45,630
9999 Cavendish Blvd., Suite 200 St. Laurent, Quebec H4M2X5	Leased	Offices	N/A

Trevino Norte No. 1125 Pedras Negras, 26080 Coahuila, Mexico	Leased	Manufacturing	Tapes - rewinding	170,222
Lugar de Vilares-Barqueiros 4740-676 Barqueiros BCL Barcelos, Portugal	Owned	Manufacturing and Distribution	ExlFilm®	35,500
(1) $1,765,500 Commercial Mortgage, Security Agreement, Assignment of Leases and Rents, and Fixture Filing (2) $3,000,000 Deed of Trust and Security Agreement

Item 4A.

Unresolved Staff Comments

Not Applicable.

Item 5.

Operating and Financial Review and Prospects (Management’s Discussion & Analysis)

Business Overview

Intertape Polymer Group Inc. (“IPG” or the “Company” as to this Item 5 only) was founded in 1981 and is a recognized leader in the specialty packaging industry in North America. As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company no longer has two operating divisions, Tapes and Films Division (“T&F Division”) and Engineered Coated Products Division (“ECP Division”).  The Company believes that this change is significantly improving organizational effectiveness and maximizing the benefits of the Company’s supply chain, operational, sales and marketing resources.  The Company develops, manufactures and sells a variety of specialized polyolefin films, paper and film pressure sensitive tapes and complementary packaging systems for use in industrial and retail applications. The Company designs its specialty products for aerospace, automotive and industrial applications. The Company’s tape and film products are sold to a broad range of industrial and specialty distributors, consumer outlets and large end-users in diverse markets. Other tape products include carton sealing tapes, including Intertape® pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; ExIFilm® shrink film; and Stretchflex® stretch wrap. The Company also manufactures engineered coated fabrics and flexible intermediate bulk containers (“FIBC”). These products are sold through a variety of industrial and specialty distributors with a focus on sales to the construction and agricultural markets as well as the flexible packaging market.

During 2010, the Company increased sales by 17.1%.  However, significant raw material cost increases occurred that the Company was not able to entirely pass along to customers due to competitive pressures.  This contributed to a 2.5% deterioration of gross margin from 2009 to 2010.  From 2009 to 2010, raw material costs increased by more than: 30%, 15% and 30% for resin-based items, adhesives and paper, respectively.

The Company decided to close its Brantford, Ontario, Canada manufacturing facility due to the economic consequences of the continuing strike of its unionized workers.  As a result of this plant closure, a charge of $7.4 million was recorded in the fourth quarter related to property, plant and equipment, severance, inventory and parts and supplies.  Various other expenses of between $1.0 million and $1.5 million are expected to be recorded when incurred throughout 2011.  While some of the Brantford production will be transferred internally to other facilities, the Company has decided to discontinue certain non-core product lines.  The closure of the Brantford, Ontario facility is expected to result in an annualized increase in EBITDA (as such non-GAAP term is defined in the “EBITDA” section below) of approximately $4 million, even though it is expected to negatively impact annualized sales by about $10 million.

The Company continued to place concerted sales and marketing effort to focus on higher margin products which include recently launched products and a portfolio of existing products.  Manufacturing cost reduction programs, which included productivity improvements, waste reduction and energy conservation, were implemented during 2010 and totalled approximately $15 million.

For the fiscal year 2010, the Company reported a net loss of $56.4 million ($0.96 per share, both basic and diluted) compared to a net loss of $14.4 million ($0.24 per share, both basic and diluted) for 2009.  The significant increase in net loss for the year ended December 31, 2010 in comparison to 2009 is mainly due to:

•

Gross margin compression resulting from raw material cost increases;

•

A change in the valuation allowance of future tax assets of $37.8 million, which included a $31.9 million increase in the fourth quarter with respect to the US jurisdiction;

•

Facility closure costs of $8.1 million, including $7.4 million related to the Brantford, Ontario manufacturing facility closure; and

•

Asset impairments of $4.0 million, including $3.9 million related to the lumber film automatic wrapping machines and related assets.

Manufacturing cost reductions are expected to total $15 to $18 million in 2011.  Some of these cost savings will be offset by continued pricing pressures in the marketplace as well as rising input costs. New product sales and penetration into new markets are also expected to continue in 2011.  Furthermore, additional leverage is expected to be realized on fixed costs.  The combination of these factors, together with the positive impact from the Brantford, Ontario facility closure and expected improvement in the spread between raw material costs and selling prices are projected to contribute to increased gross margin in 2011.  The Company continues to maintain a longer-term target gross margin of 18% to 19%.  Gross margin expansion combined with sales growth is expected to generate cash flows from operations sufficient to reduce debt during 2011.

A focus on making only essential capital expenditures and managing working capital, combined with an increase in cash flows from operations before changes in working capital items, allowed the Company to limit the increase in debt to 1.8% despite an increase in sales of 17.1%, significant gross margin compression and the requirement to post a bond related to the Inspired Technologies, Inc. (“ITI”) litigation.  Capital expenditures decreased by 34.4% from $13.1 million for the year 2009 to $8.6 million for the year 2010.  Capital expenditures are expected to increase in 2011 to between $15 and $18 million, which includes some projects which were deferred in 2010.

In 2009, the Company filed a complaint in the U.S. District Court for the Middle District of Florida against ITI alleging that ITI had breached its obligations under a supply agreement between the Company and ITI.  The supply agreement provided that the Company would manufacture and supply certain products to ITI, and ITI would purchase such products exclusively from the Company.  The Company alleged that ITI breached this agreement by licensing a third party to manufacture and sell the products.

ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements between the parties.  ITI also alleged that the Company had engaged in trademark infringement, false advertising, deceptive trade practices, unfair competition and consumer fraud.

On July 14, 2010, the Court granted a motion for summary judgment in favour of the Company on the issue of whether the Company had engaged in trademark infringement, false advertising, deceptive trade practices, unfair competition and consumer fraud.  On September 13, 2010, the Court on its own motion determined that the licensing by ITI of its technology to another manufacturer did not violate the supply agreement.  It also ordered that the position of the parties be reversed, with the Company being positioned as the defendant.

On September 22, 2010, a jury trial was held on the remaining issues.  The jury concluded that the Company had breached certain obligations under the supply agreement and the confidentiality agreements, and awarded ITI approximately $13.2 million as compensation for its damages.

On October 27, 2010, the Company filed its post-trial motions with the trial court requesting a judgment as a matter of law, new trial, or remittitur.  On December 17, 2010, the Court granted Intertape’s alternative motion for remittitur.  In its order, the Court offered Plaintiff ITI the choice between accepting a remitted judgment amount of $3.4 million (which included a principal amount of $3.0 million plus prejudgment interest and attorneys’ fees) or electing a new trial on damages.  On January 5, 2011, ITI filed a notice stating that it had chosen a new trial on damages.  On January 6, 2011, the Court set February 9, 2011 as the date for a new trial and a trial was held on the issue of damages.  On February 11, 2011, the jury returned a verdict against the Company in the amount of $0.7 million.

The execution of the judgment will be stayed during the period required for the Court to rule on the post-trial motions and appeal.  At December 31, 2010, the Company had posted an appellate bond of $13.2 million related to the original judgment (the “Bond”) plus required post judgment interest.  The Bond was secured with an $8.0 million letter of credit and $5.2 million of cash, which is shown as restricted cash on the December 31, 2010 balance sheet.  Both the restricted cash and the letter of credit reduced the availability under the Asset Based Loan (“ABL”) as of December 31, 2010.  Subsequent to December 31, 2010, the Bond was adjusted by the Court based upon the outcome of the new trial.  As of March 10, 2011, the amount of the bond is $1.0 million, which includes $0.7 million of damages and $0.3 million of anticipated legal fees and pre-judgment interest.

The Company’s management has concluded that although it is possible that it will incur a loss as a result of the ITI litigation, as of December 31, 2010, the amount of the contingent loss cannot be reasonably estimated.  In reaching this conclusion, the Company’s management considered, among others, the nature and merits of the claims made by parties in the litigation; the appellate process, and the current procedural status of the case.  Accordingly, the Company did not record an accrual in connection with this contingent loss.

Liquidity

On March 27, 2008, the Company successfully refinanced its Senior Secured Credit Facility (“Facility”) with a $200.0 million ABL entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and property, plant, and equipment.  The ABL is priced at libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases.  The loan grid ranges from 1.50% to 2.25%. Unencumbered real estate is subject to a negative pledge in favour of the ABL lenders.  However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge of the ABL lenders subordinated up to $35.0 million of real estate mortgage financing.  As of December 31, 2010, the Company had secured real estate mortgage financing of $4.6 million, leaving the Company the ability to obtain an additional $30.4 million of real estate mortgage financing.

With the March 2008 refinancing of the Facility, the Company has no significant debt maturities until March 2013, when the ABL matures.  The Company’s remaining $118.7 million Senior Subordinated Notes mature in August 2014.

The ABL has a financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL agreement) less capital expenditures and pension plan payments in excess of pension plan expense to the sum of debt service and the amortization of the value of machinery and equipment included in the borrowing base. The financial covenant becomes effective only when unused availability drops below $25.0 million.  Although not in effect, the Company was in compliance with the fixed charge ratio covenant as of December 31, 2010.  As of December 31, 2010 the fixed charge ratio was 1.16. To date in the first quarter of 2011, the Company has maintained availability in excess of $25.0 million and believes it will remain above the $25.0 million threshold of unused availability during 2011.

The Company relies upon the funds generated from operations and funds available under its ABL to meet working capital requirements and anticipated obligations under its ABL and the Senior Subordinated Notes and to finance capital expenditures for the foreseeable future. The amount of borrowings under the Company’s ABL increased by $2.6 million from $85.4 million as of December 31, 2009 to $88.0 million as of December 31, 2010.   As of December 31, 2010, the Company had cash and unused availability under its ABL totalling $43.0 million, the amount of which would have been $56.2 million if the Company had not been required to post a bond of $13.2 million related to the ITI litigation discussed above.  Due to a reduced verdict, subsequent to December 31, 2010, the bond related to the ITI litigation was replaced with a bond in the amount of $1.0 million.  As of March 21, 2011 cash and unused availability under the ABL exceeded $44 million, the amount of which would have exceeded $45 million if the Company had not been required to post a bond of $1.0 million related to the ITI litigation.

Outlook

The Company anticipates sequentially slightly higher sales and sequentially higher Adjusted EBITDA in the first quarter of 2011 compared to the fourth quarter of 2010.  Sales and Adjusted EBITDA are both expected to be higher in the first quarter of 2011 compared to the first quarter of 2010.  The closure of the Brantford, Ontario facility is expected to result in an annualized increase in EBITDA of about $4 million once this facility is closed, even though it is expected to negatively impact annualized sales by about $10 million.  Please see the section entitled “EBITDA” below for the Company’s definition of EBITDA and Adjusted EBITDA and a reconciliation of these non-GAAP financial measures.

Results of Operations

The following discussion and analysis of operating results includes adjusted financial results for the three years ended December 31, 2010.  A reconciliation from the operating results found in the consolidated financial statements to the adjusted operating results discussed herein, a non-GAAP financial measure, can be found in the Adjusted Consolidated Earnings (Loss) tables set forth above.

Included in this MD&A are references to events and circumstances which have influenced the Company’s quarterly operating results presented in the table of Consolidated Quarterly Statements of Earnings set forth above.

The net loss for 2010 was $56.4 million compared to a net loss of $14.4 million for 2009.  The net loss for 2010 includes:

•

Gross margin compression resulting from raw material cost increases;

•

A change in the valuation allowance of future tax assets of $37.8 million, which included a $31.9 million increase in the fourth quarter with respect to the US jurisdiction;

•

Facility closure costs of $8.1 million, including $7.4 million related to the Brantford, Ontario manufacturing facility closure; and

•

Asset impairments of $4.0 million, including $3.9 million related to the lumber film automatic wrapping machines and related assets.

The net loss for 2009 was $14.4 million compared to a net loss for 2008 of $92.8 million.  The net loss for 2009 includes a $1.1 million charge for the closure of the Company’s manufacturing facility in Hawkesbury, Ontario, Canada.  The net loss for 2008 includes a $66.7 million impairment of goodwill and $6.0 million of refinancing expense related to the refinancing of the Company’s Facility with the ABL.

Sales

The Company’s sales for 2010 were $720.5 million, a 17.1% increase compared to $615.5 million for 2009.  Sales for 2009 were $615.5 million, a 16.5% decrease compared to $737.2 million for 2008.  Sales volume increased approximately 9% and selling prices increased approximately 8% during the year 2010 compared to the year 2009.

Sales for the fourth quarter of 2010 totalled $180.1 million, a 12.0% increase compared to $160.8 million for the fourth quarter of 2009.  Sales volume increased approximately 1% and selling prices increased approximately 11% during the fourth quarter of 2010 compared to the fourth quarter of 2009. The increase in sales was primarily attributable to higher selling prices which partially recovered raw material cost increases incurred during the latter half of 2010.

Gross Profit and Gross Margin

Gross profit totalled $79.6 million in 2010, a decrease of 4.0% from 2009.  Gross profit totalled $82.9 million in 2009, an increase of 6.0% from 2008.  Gross margin was 11.0% in 2010, 13.5% in 2009 and 10.6% in 2008.  The decrease in both gross profit and gross margin from 2009 to 2010 was due to higher resin-based, adhesive and paper raw material costs and a total of $4.0 million of asset impairments, including $3.9 million related to the lumber film automatic wrapping machines and related assets.  Gross profit for the fourth quarter of 2010 was $19.0 million compared to a gross profit of $20.2 million in the fourth quarter of 2009.

Gross margin was 10.6% in the fourth quarter of 2010 and 12.5% in the fourth quarter of 2009.  The decline in gross profit for the fourth quarter of 2010 as compared to the fourth quarter of 2009 is primarily attributable to a $3.9 million asset impairment related to the lumber film automatic wrapping machines and related assets.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2010 totalled $72.5 million, an increase of $2.7 million from the $69.8 million incurred for the year ended December 31, 2009. The 2009 SG&A expenses were up $1.6 million from $68.2 million in 2008. As a percentage of sales, SG&A expenses were 10.1%, 11.3% and 9.3% for 2010, 2009 and 2008, respectively.

The increase in SG&A for 2010 as compared to 2009 was primarily due to higher sales, partially offset by the non-recurrence of adjustments made in 2009 with respect to accounting for trade receivables and the medical claim liability.

The increase in SG&A for 2009 as compared to 2008 was primarily due to adjustments made in 2009 with respect to accounting for trade receivables and the medical claim liability.

SG&A expenses totalled $18.6 million (10.4% of sales), $20.0 million (12.5% of sales) and $17.1 million (9.1% of sales), for the fourth quarter of 2010, fourth quarter of 2009, and third quarter of 2010, respectively.  The decrease from the fourth quarter of 2009 to the fourth quarter of 2010 was primarily related to the non-recurrence of adjustments made with respect to amounts for trade receivables and the medical claim liability.  The increase in SG&A from the third quarter of 2010 to the fourth quarter of 2010 was due to merchandising costs in the consumer channel and higher selling expenses related to annual incentive plans.

Included in SG&A expenses are the costs the Company incurs as a consequence of being a public company.  These costs totalled $1.5 million, $1.8 million and $1.3 million for the three years ended December 31, 2010, 2009 and 2008, respectively.

Stock-Based Compensation

For 2010, 2009 and 2008, the Company recorded approximately $1.0 million, $1.0 million and $1.3 million, respectively, in stock-based compensation expense related to options granted to employees.

Operating Profit

This discussion presents the Company’s operating profit for 2010, 2009 and 2008. “Operating profit” does not have a standardized meaning prescribed by GAAP in Canada or in the United States but is included herein as the Company’s management uses operating profit to measure and evaluate the profit contributions of the Company’s product offerings as well as the contribution by channel of distribution.

Because operating profit is a non-GAAP financial measure, other companies may present similar titled items determined with differing adjustments.  Presented below is a table reconciling this non-GAAP financial measure with gross profit being the most comparable GAAP measurement.  The reader is encouraged to review this reconciliation. Operating profit is defined by the Company as gross profit less SG&A and stock-based compensation expense.

OPERATING PROFIT RECONCILIATION

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009	2008
	$	$	$	$	$
Gross Profit	19.0	20.2	79.6	82.9	78.3
Less: SG&A expenses	18.6	20.0	72.5	69.8	68.2
Less: Stock-based compensation	0.2	0.3	1.0	1.0	1.3
Operating Profit (Loss)	0.2	(0.1)	6.2	12.1	8.8

Operating profit for 2010 amounted to $6.2 million compared to $12.1 million for 2009 and $8.8 million for 2008.  The 2010 decrease in operating profit compared to 2009 is primarily due to gross margin compression related to the increased cost of resin-based, adhesive and paper raw materials and to asset impairments of $4.0 million, including $3.9 million related to the lumber film automatic wrapping machines and related assets.  Operating profit increased in 2009 compared to 2008 by $3.3 million primarily due to higher gross profit resulting from the non-recurrence of the unprecedented gross margin compression in the fourth quarter of 2008.

The Company’s operating profit for the fourth quarter of 2010 was $0.2 million compared to a loss of $0.1 million for the fourth quarter of 2009.

Manufacturing Facility Closures, Restructuring, and Other Charges

The Company has decided to terminate the operations of its manufacturing facility located in Brantford, Ontario, Canada.  The facility is scheduled to be closed by June 2011 due to the economic consequences of the continuing strike of its unionized workers.  As a result of this facility closure, a charge of $7.4 million was recorded in the fourth quarter of 2010 related to property, plant and equipment, severance, inventory and spare parts and supplies.  Various other expenses of between $1.0 million and $1.5 million are expected to be recorded when incurred throughout 2011.

Effective November 10, 2009, the Company decided to terminate the operations of its manufacturing facility located in Hawkesbury, Ontario, Canada (the “Closure”) as part of its ongoing efforts and objectives to lower costs, enhance customer order fulfillment and effectively optimize inventory investment. The terminated operations were transferred and consolidated into the Company’s manufacturing facility located in Truro, Nova Scotia, Canada in the early part of 2010. In connection with this Closure, the Company recorded a severance charge, property, plant and equipment impairments and inventory write-downs totalling approximately $1.1 million in the fourth quarter of 2009.

The Hawkesbury manufacturing operations were shut down at the end of 2009.  The buildings were not sold as of December 31, 2010.  Subsequent to December 31, 2010, a sales contract was entered into to sell one of the buildings and new market information became available related to the other building.  The sale of the building under contract is expected to be completed during the second quarter of 2011.  Accordingly, an additional impairment of $0.7 million was recorded in the period to reduce the carrying value of these assets to the fair market value less estimated selling costs.

Impairment of Goodwill

In accordance with the requirements of the Canadian Institute of Chartered Accountants (“CICA”), which are substantively equivalent to the applicable US standards, in past years the Company performed an annual goodwill impairment test as of December 31.  The Company conducted its annual impairment test at December 31, 2008 and concluded that the goodwill attributable to both reporting units as then existing was fully impaired due to the adverse changes in the economic environment in existence at that time and the expectation that many of these factors would not improve in the near-term.  Accordingly, the Company wrote-off the balance of the goodwill, amounting to $66.7 million.

Research and Development

Research and development (“R&D”) remains an important function within the Company. Taken as a percentage of sales, R&D expenses represented 0.9% for 2010, 0.9% for 2009, and 0.8% for 2008.  The Company continues to focus its R&D efforts on new products, new technology developments and new processes and formulations for existing products.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below.  EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash from operating activities as determined by GAAP.  The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) financial expenses, net of amortization (including foreign exchange gain (loss)); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangibles assets and deferred charges; and (vi) depreciation of property, plant and equipment.  Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring, strategic alternatives and other charges; (ii) impairment of goodwill; (iii) impairment of long-lived assets and other assets; (iv) unprecedented gross margin compression; and (v) write-down on classification as assets held-for-sale. The terms “EBITDA” and “Adjusted EBITDA” do not have any standardized meanings prescribed by GAAP in Canada or in the United States and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and Adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and Adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance.

ADJUSTED EBITDA RECONCILIATION TO NET LOSS

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009	2008
	$	$	$	$	$
Net Loss – As Reported	(43.4)	(8.5)	(56.4)	(14.4)	(92.8)
Add back:
Financial expenses, net of amortization (including foreign exchange gain (loss))	3.5	2.8	15.1	14.6	18.7
Refinancing expense, net of amortization					2.9
Income taxes	30.3	2.7	31.9	4.0	3.4
Depreciation and amortization	9.2	9.7	37.4	37.7	39.6
EBITDA	(0.4)	6.7	27.9	41.9	(28.2)
Impairment of long-lived assets and other assets	3.9	0.1	4.0	0.1	0.4
Gross margin compression					16.6
Write-down of asset held-for-sale	0.1		0.7
Manufacturing facility closures, restructuring, and other charges	8.1	1.1	8.1	1.1
Impairment of goodwill					66.7
Adjusted EBITDA	11.7	7.9	40.7	43.1	55.5

EBITDA was $27.9 million for 2010, $41.9 million for 2009, and negative $28.2 million for 2008.  Adjusted EBITDA was $40.7 million, $43.1 million, and $55.5 million for 2010, 2009 and 2008, respectively.  The Company’s EBITDA for the fourth quarter of 2010 was negative $0.4 million compared to $6.7 million for the fourth quarter of 2009. The Adjusted EBITDA was $11.7 million for the fourth quarter of 2010 as compared to $7.9 million for the fourth quarter of 2009. The higher adjusted EBITDA for the fourth quarter of 2010 compared to the fourth quarter of 2009 is primarily the result of higher sales.

Financial Expenses

Financial expenses increased 4.1% to $16.4 million for 2010 from $15.7 million for 2009.  The increase in financial expenses for 2010 was due to a non-recurring $0.8 million gain in 2009 related to the repurchase of Senior Subordinated Notes.  The Notes had a notional value of $6.3 million and were purchased at a discount in the fourth quarter of 2009.

Financial expenses decreased 39.1% to $15.7 million for 2009 as compared to $25.8 million for 2008.  Included in the first quarter of 2008 was a $6.0 million refinancing expense related to the refinancing of the Facility.  The refinancing expense includes a $2.9 million loss on the settlement of two interest rate swap agreements.  This loss was reclassified from accumulated other comprehensive income as a result of the discontinuance of the cash flow hedges because the debt being hedged was refinanced and the hedging relationship was thereby terminated.  Also included in refinancing expense was $3.1 million of accelerated amortization of debt issue expense incurred in connection with securing the Facility in 2004.  Financial expenses for 2009 had no such refinancing expense included.

Financial expenses for the fourth quarter of 2010 totalled $3.9 million, a $0.8 million increase from financial expenses in the fourth quarter of 2009. The increase was due to the net gain on the repurchase of Senior Subordinated Notes in the fourth quarter of 2009 totalling $0.8 million.

Income Taxes

In the past three years, the Company’s effective income tax rate has been influenced primarily by a lower income tax rate applicable to its foreign-based taxable income, claiming of allowable manufacturing and processing deductions, accounting for transactions that resulted in permanent differences and changes in the valuation allowance.  The Company’s income tax expense for the year ended December 31, 2010 was mainly impacted by an increase in the valuation allowance.

In assessing the recoverability of future income tax assets, the Company’s management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its future income tax assets will be realized. In accordance with GAAP, this determination is based on the Company’s management’s quantitative and qualitative assessments and the weighing of all available evidence, both positive and negative. Such evidence includes, among others, the scheduled reversal of future income tax liabilities, projected future taxable income, and the implementation of tax planning strategies.  However, GAAP places a significant weight on the Company’s historical financial performance when making such a determination. Accordingly, the expectation of generating taxable income in future periods may not be sufficient to overcome the negative presumption associated with historical and cumulative operational losses.

Accordingly, as of December 31, 2010, while the Company’s management is projecting a positive outlook from increased sales, the implementation and realization of cost reduction measures, and the continued increase in sales of new products with higher gross margins, the Company’s management must consider the significant weight that GAAP places on historical cumulative operational losses in determining its valuation allowance.  As such, for the year ended December 31, 2010, the Company recorded an additional valuation allowance of $33.4 million related to its future income tax assets in the US jurisdiction and $4.4 million against its future income tax assets in the Canadian jurisdiction. These future income tax assets remain available, and the Company expects to use them to reduce taxable income in future periods.  When these future income tax assets are used, or when the valuation allowance is reversed, if sooner, the Company will record the related benefit in its consolidated earnings.

During the three months ended December 31, 2010, the Company recorded a $0.8 million charge to its consolidated earnings due to a decrease in operating loss carry-forwards in the Canadian jurisdiction as a result of an income tax audit for the fiscal years 2004, 2005 and 2006.  As of December 31, 2010, the Company has $40.2 million (CDN$40.2 million) of Canadian operating loss carry-forwards expiring in 2014 through 2030, including $21.0 million (CDN$21.0 million) for which no valuation allowance is recorded, and $208.1 million of US federal and state operating losses expiring in 2012 through 2010, for which a full valuation allowance is recorded.

Net Loss

For 2010, the Company posted a net loss of $56.4 million as compared to a net loss of $14.4 million in 2009 and $92.8 million in 2008.  The significant increase in net loss for the year ended December 31, 2010 in comparison to 2009 is mainly due to:

•

Gross margin compression resulting from raw material cost increases;

•

A change in the valuation allowance of future tax assets of $37.8 million, which included a $31.9 million increase in the fourth quarter with respect to the US jurisdiction;

•

Facility closure costs of $8.1 million, including $7.4 million related to the Brantford, Ontario manufacturing facility closure; and

•

Asset impairments of $4.0 million, including $3.9 million related to the lumber film automatic wrapping machines and related assets.

The Company reported a net loss of $43.4 million for the fourth quarter of 2010 as compared to a net loss of $8.5 million for the fourth quarter of 2009.  The increase in the net loss for the fourth quarter of 2010 compared to the fourth quarter of 2009 was primarily due to a change in the valuation of future tax assets, facility closure costs, and an impairment charge related to the lumber film automatic wrapping machines and related assets amounting to $32.7 million ($31.9 million with respect to the US jurisdiction and $0.8 million with respect to the Canadian tax audit), $8.1 million and $3.9 million, respectively.

Adjusted net earnings, a non-GAAP financial measure (see table set forth on page 7) amounted to a net loss of $43.7 million for 2010, a net loss of $13.2 million for 2009, and a net loss of $3.1 million for 2008. The Company is including adjusted net earnings here because it believes that adjusted net earnings provides a better comparison of results for the periods presented since it does not take into account impairment of goodwill, impairment of long-lived assets, unprecedented gross margin compression, refinancing expense and manufacturing facility closure, restructuring, and other costs in each period.

Adjusted net earnings does not have any standardized meaning prescribed by GAAP in Canada or the United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of adjusted net earnings to net earnings, being the most comparable measurement under GAAP, is set forth on page 7. The reader is encouraged to review this reconciliation.

Net earnings reported in accordance with Canadian GAAP conforms in all material respects to amounts that would have to be reported had the consolidated financial statements been prepared in accordance with US GAAP, with the exception that US GAAP does not permit recognition of foreign exchange gains or losses as a result of a partial reduction in investment in foreign self-sustaining operations.  Consequently, in accordance with US GAAP, net earnings in 2010 would be a net loss of approximately $56.4 million, a net loss of approximately $14.5 million in 2009, and a net loss of $93.7 million in 2008.

Loss per Share

Basic and diluted net earnings per share reported in accordance with Canadian GAAP conform in all material respects to amounts that would have been reported had the consolidated financial statements been prepared in accordance with US GAAP, with the exception that US GAAP does not permit recognition of foreign exchange gains or losses as a result of a partial reduction in investments in foreign self-sustaining operations. Consequently, in accordance with US GAAP, basic and diluted loss per share would be $0.96 in 2010, compared to basic and diluted loss per share of $0.25 in 2009 and $1.59 in 2008.

The Company reported a loss per share of $0.96 both basic and diluted for 2010 as compared to a loss per share of $0.24 both basic and diluted for 2009. The 2009 loss per share compares to a loss per share of $1.57 both basic and diluted for 2008. The weighted-average number of common shares outstanding for the purpose of the basic and diluted earnings per share calculations was 59.0 million for 2010, 59.0 million for 2009 and 59.0 million for 2008.

The adjusted earnings per share (see table on page 7) for 2010 was a loss per share of $0.74 both basic and diluted compared to a loss per share of $0.22 both basic and diluted for 2009, and a loss per share of $0.05 both basic and diluted for 2008.

Comprehensive Income (Loss)

Comprehensive income is comprised of net earnings and other comprehensive income.  For the years ended December 31, 2010, 2009 and 2008, the Company reported a comprehensive loss of $51.9 million, income of $3.5 million and loss of $127.7 million, respectively.  The unfavourable change is mainly attributable to the change in valuation of future tax assets and continued strengthening of the Canadian dollar relative to the U.S. dollar in 2010.

Results of Operations by Division

As a result of the Company’s structural, operational, management and reporting realignments during the third quarter of 2010, the Company is no longer required to present operating results at a divisional level.  However, in the interest of reporting consistency, the divisional results discussion is included hereinafter.

Results of Operations - Tapes and Films Division

Sales for 2010 were $597.6 million, an increase of 16.5% compared to $512.8 million for 2009. Sales for 2009 were $512.8 million, a decrease of 13.4% compared to $592.2 million for 2008.  The T&F Division had a sales volume increase of approximately 10% for 2010 and a decrease of approximately 5% for 2009.  The remainder of the sales increase in 2010 was largely attributable to selling prices which were approximately 6% higher due to an increase in the costs of resin-based, adhesive and paper raw materials.  The sales volume increase in 2010 was across most product lines.

Sales grew sequentially in the second and third quarters of 2010 and decreased in the fourth quarter of 2010 due to historical seasonality and fewer business days.

Sales in the fourth quarter of 2010 totalled $149.5 million, a 10.5% increase from sales in the fourth quarter of 2009 of $135.3 million.  Sales volume increased approximately 2% during the fourth quarter of 2010 compared to the prior year.  The remainder of the sales increase in the fourth quarter of 2010 was largely attributable to selling prices which were approximately 9% higher than the fourth quarter of 2009.  The increase in sales volume was across most product lines.

Gross profit totalled $74.8 million in 2010, a decrease of 2.3% from 2009 gross profit of $76.5 million. Gross profit totalled $76.5 million in 2009, an increase of 13.5% from $67.4 million in 2008. Gross profit represented 12.5% of sales in 2010, 14.9% in 2009, and 11.4% in 2008.  The decrease in both gross profit and gross margin was primarily due to higher resin-based, adhesive and paper raw material costs partially offset by higher volume, higher selling prices, manufacturing cost reduction initiatives and sale of new products.  While the Company was successful in recovering a portion of the higher raw material costs through selling price increases during the year, the increase did not begin to equal the cost increases until the fourth quarter.

Gross profit for the fourth quarter of 2010 totalled $20.3 million at a gross margin of 13.6% compared to $18.8 million at a gross margin of 13.9% for the fourth quarter of 2009.  The gross margin for the fourth quarter remained relatively flat year over year and improved from the third quarter of 2010 due to price increases that partially offset the prior increases in costs of resin-based, adhesive and paper raw material costs.

T&F DIVISION ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS
(in millions of US dollars)
(unaudited)
	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009	2008
	$	$	$	$	$
Divisional earnings before income taxes	4.0	1.8	11.6	16.0	8.7
Depreciation and amortization	7.2	7.6	28.8	29.8	29.4
EBITDA	11.1	9.4	40.4	45.8	38.1
Gross margin compression					13.9
Adjusted EBITDA	11.1	9.4	40.4	45.8	52.0

Adjusted EBITDA for the T&F Division for 2010, 2009 and 2008 was $40.4 million, $45.8 million and $52.0 million, respectively.  The decrease in Adjusted EBITDA from 2009 to 2010 was primarily attributable to the decrease in gross margin as discussed above.  The T&F Division’s Adjusted EBITDA for the fourth quarter of 2010 was $11.1 million compared to $9.4 million for the fourth quarter of 2009. The increase in Adjusted EBITDA in the fourth quarter of 2010 compared to the fourth quarter of 2009 is primarily the result of an increase in sales.

Results of Operations - ECP Division

Sales totalled $123.0 million compared to $102.6 million for 2009, a 19.8% increase. Sales volume for 2010 increased approximately 2% compared to 2009. The remainder of the increase was largely attributable to selling prices, which were approximately 18% higher due to higher costs of resin-based raw materials.  Sales for the fourth quarter were $30.6 million, representing a 20.0% increase compared to $25.5 million for the fourth quarter of 2009. Sales volume declined approximately 3% and selling prices increased approximately 23% when compared to the fourth quarter of 2009. Higher costs for resin-based raw materials were the primary reason for the selling price increases.

Gross profit totalled $4.8 million in 2010, a decrease of 25.0% from 2009 gross profit of $6.4 million. Gross profit totalled $6.4 million in 2009, a decrease of 40.7% from $10.9 million in 2008. Gross profit was 3.9% of sales in 2010, 6.3% in 2009, and 7.5% in 2008.  The decrease in both gross profit and gross margin for 2010 was due to asset impairment charges of $4.0 million, including $3.9 million related to the lumber film automatic wrapping machines and related assets, which was partially offset by higher sales and gross margin excluding the impairments.

Gross profit for the fourth quarter of 2010 was negative $1.2 million at a gross margin of negative 4.0% compared to $1.4 million at a gross margin of 5.5% for the fourth quarter of 2009.  The decrease in both gross profit and gross margin for the fourth quarter was due to the $3.9 million impairment charge for the lumber film automatic wrapping machines and related assets, which was largely offset by higher sales and gross margin excluding the impairment.

ECP DIVISION ADJUSTED EBITDA RECONCILIATION TO NET LOSS
(in millions of US dollars)
(unaudited)
	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009	2008
	$	$	$	$	$
Divisional loss before income taxes	(12.7)	(3.9)	(17.0)	(7.2)	(2.8)
Depreciation and amortization	1.7	2.0	7.6	6.6	6.4
EBITDA	(11.0)	(1.9)	(9.4)	(0.6)	3.6
Manufacturing facility closures, restructuring and other charges	8.1	1.1	8.1	1.1
Impairment of long-lived assets and other assets	3.9		4.0	0.1
Gross margin compression					2.7
Adjusted EBITDA	1.0	(0.8)	2.7	0.6	6.3

Adjusted EBITDA for the ECP Division for 2010, 2009 and 2008 was $2.7 million, $0.6 million, and $6.3 million, respectively.  The increase in Adjusted EBITDA from 2009 to 2010 is due to higher gross profit, excluding the impairments, as described above.  The ECP Division’s Adjusted EBITDA for the fourth quarter of 2010 was $1.0 million compared to negative $0.8 million for the fourth quarter of 2009.   The increase in Adjusted EBITDA from the fourth quarter of 2009 to the fourth quarter of 2010 is due to higher gross profit, excluding the impairment, as described above.

Results of Operations - Corporate

The Company does not allocate the manufacturing facilities closure, restructuring, strategic alternatives or other charges to the two Divisions.  These expenses are retained at the corporate level unless they originate within one of the divisions.  Stock-based compensation financial expenses and the cost of being a public company are also retained at the corporate level. The unallocated corporate expenses for the three years ended December 31, 2010, 2009, and 2008 totalled $2.4 million, $2.9 million, and $2.6 million, respectively.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the interest rate swap agreements, forward foreign exchange contracts and letters of credit issued and outstanding discussed in the sections herein entitled “Currency Risk” and “Bank Indebtedness and Credit Facilities” and in Notes 12 and 20 to the Company’s consolidated financial statements.

Related Party Transactions

In 2010, the Company entered into agreements with companies controlled by two of the current members of the Board of Directors.  These agreements replaced the advisory services agreements noted below that expired on December 31, 2009.  These agreements require the provision of support services that include the duties of Executive Director and Chairman of the Board and qualify as related party transactions in the normal course of operations, which are measured at the exchange amount.

The Executive Director support services agreement was effective from January 1, 2010 through September 30, 2010 and provided for monthly compensation in the amount of $50,000.  This agreement expired on September 30, 2010 and was not replaced.  The Chairman of the Board support services agreement is effective from January 1, 2010 through the earlier of June 30, 2011 or the termination of Mr. Eric Baker’s services as Chairman of the Board and provides for monthly compensation in the amount of CDN$25,000.  These amounts are in lieu of the fees otherwise paid to Directors for their services.

During the year ended December 31, 2007, the Company entered into three advisory services agreements, two with companies controlled by two current members of the Board of Directors and one with a company controlled by a former senior officer of the Company.  The advisory services included business planning and corporate finance activities and qualified as related party transactions in the normal course of operations, which are measured at the exchange amount.  Effective December 31, 2008, the Company terminated the advisory service agreement with the company controlled by one of its former senior officers.

The agreements with the companies controlled by the two current members of the Board of Directors were effective through December 31, 2009. The agreements provided for monthly compensation beginning January 2008 in the amounts of $75,000 and CDN$100,000 per month for a minimum of at least three months.  Beginning April 1, 2008, the Company’s financial commitment relating to the services of two of the three companies was $50,000 and CDN$100,000 per month and remained in effect through December 31, 2009.  Effective November 2008, the companies controlled by the two current members of the Board of Directors each agreed to a 10% reduction in their monthly compensation.  This reduction in compensation continued through November 2009.

In connection with these agreements, the Company recorded a charge amounting to approximately $0.8 million ($1.7 million in 2009, $2.1 million in 2008) in its consolidated earnings for the year ended December 31, 2010 included under the caption selling, general and administrative expenses.

The advisory services agreements also provided for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the TSX (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CDN$3.61 multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CDN$4.76. This provision survived the expiration of the term of the agreements until July 1, 2010.    The average stock price for the ten trading days prior to July 1, 2010 did not exceed CDN$4.76 therefore no performance fee was paid.

Liquidity and Capital Resources

Cash Flow

Cash flows from operations before changes in working capital items decreased in 2010 by $1.6 million to $25.4 million from $27.0 million in 2009.  Cash flows from operations before changes in working capital items increased in 2009 by $1.9 million to $27.0 million from $25.1 million in 2008.  The decrease was due to lower profitability before non-cash items as discussed above.  Cash flows from operations before changes in working capital items for the fourth quarter of 2010 was $6.6 million compared to $3.5 million for the fourth quarter of 2009.  The increase was due to the increase in profitability before adjustments related to non-cash items as discussed above.

In 2010, the Company generated cash flows from operating activities of $12.0 million compared to cash flows from operating activities of $34.9 million in 2009. In 2008, the Company generated cash flows from operating activities of $20.8 million.  The Company generated cash flows from operating activities in the fourth quarter of 2010 of $5.4 million compared to $24.5 million for the fourth quarter of 2009.  An increase in cash flows from operations before changes in working capital items of $3.1 million was offset by an increase in cash used for working capital of $22.3 million.  The increase in cash used for working capital was primarily due to accounts payable increasing in the fourth quarter of 2009 as compared to a decrease in in the fourth quarter of 2010.  This change was mainly due to the timing of payments made by the Company in order to obtain early payment discounts.

In 2010, changes in working capital items resulted in $13.3 million in net cash usage which was largely due to increased sales and gross margin compression. The most significant use of cash was an increase in inventories of $15.2 million. The most significant source of cash was a $15.8 million increase in accounts payable and accrued liabilities.  Changes in working capital items resulted in $1.2 million in net cash usage in the fourth quarter of 2010.  During the fourth quarter, trade accounts receivable provided $11.8 million of cash, inventories used $1.8 million of cash and accounts payable and accrued liabilities used $11.0 million of cash. There are changes in non-cash working capital items between the balance sheet dates that are not reflected in the cash flows.  These changes are the impact of foreign currency translation adjustments between balance sheet dates and do not have an impact on changes in working capital items presented in the consolidated cash flows statements.

In 2009, non-cash working capital items used $7.9 million in net cash flow.  An increase in inventory used $16.3 million in net cash flow, $3.2 million was used by trade receivables, and $11.7 million was provided by an increase in accounts payable and accrued liabilities.

Cash used in investing activities was $15.5 million for 2010 as compared to $12.9 million for 2009 and $21.8 million for 2008.  These investing activities include a use of funds for property, plant and equipment of $8.6 million for 2010, $13.1 million for 2009 and $21.0 million for 2008.  Other assets used $2.9 million during 2010, and provided $0.1 million during 2009 and $0.8 million in 2008. Cash flows used in investing activities was $6.6 million for the fourth quarter of 2010 as compared to $3.2 million for the fourth quarter of 2009, an increase of $3.4 million.

Cash flows provided by financing activities totalled $4.0 million in 2010 due to an increase in long-term debt under the ABL. Cash flows from financing activities used $34.3 million in 2009 compared to $2.4 million provided in 2008.

Free cash flow, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less property, plant and equipment expenditures was $3.4 million in 2010, compared to $21.8 million in 2009. The decrease in free cash flow in 2010 was primarily the result of additional cash tied up in inventory and other working capital items.  Free cash flow was $21.8 million in 2009, an increase of $22.0 million from negative $0.2 million in 2008. The Company is including free cash flow because it is used by Management and investors in evaluating the Company’s performance and liquidity.  Free cash flow does not have any standardized meaning prescribed by GAAP in Canada or the in United States and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flow to cash flow from operating activities, the most directly comparable GAAP measure, is set forth below. The reader is encouraged to review this reconciliation.

FREE CASH FLOW RECONCILIATION

(In millions of US dollars)

	2010	2009	2008
	$	$	$
Cash Flows From Operating Activities	12.0	34.9	20.8
Less: Capital Expenditures	8.6	13.1	21.0
Free Cash Flow	3.4	21.8	(0.2)

Working Capital

As of December 31, 2010, working capital stood at $128.0 million, as compared to $122.3 million as of December 31, 2009. The increase of $5.7 million was primarily due to increased sales.

Quick assets, which are the Company’s total current assets excluding prepaid expenses, derivative financial instruments, assets held for sale, and future income taxes, increased by $32.6 million during 2010 to a level of $207.7 million, and decreased by $24.8 million during 2009 to a level of $175.1 million. The 2010 increase was primarily due to the increase of cash, trade accounts receivable and inventories.  The 2009 decrease was primarily due to the decline in trade accounts receivables and inventories.

The Company’s cash liquidity is influenced by several factors, the most significant of which are the Company’s profitability and its level of inventory. Historically, the Company has periodically increased its inventory levels when business conditions suggest that it is in the Company’s best interest to do so, such as the buying opportunities the Company took advantage of in the fourth quarter of 2009 and 2007 to mitigate the impact of rising raw material costs. The Company expects to continue this practice when circumstances suggest that it is appropriate and when the Company believes it has adequate cash and credit availability to support such strategies.  A significant amount of working capital is also held in trade receivables.

One of the metrics the Company uses to measure inventory performance is Days Inventory.  One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (“DSO’s”).  Days Inventory improved in the fourth quarter of 2010 as compared to the fourth quarter of 2009.  DSO’s increased in the fourth quarter of 2010 as compared to the fourth quarter of 2009 primarily due to an increase in the mix of sales through the consumer channel.  The calculations are shown in the following tables:

	For the Quarter Ended December 31			For the Quarter Ended December 31
	2010	2009		2010	2009
	$	$		$	$
Cost of Goods Sold	161.0	140.6	Sales	180.1	160.8
Days in Quarter	92	92	Days in Quarter	92	92
Cost of Goods Sold Per Day	1.75	1.53	Sales Per Day	1.96	1.75
Average Inventories	91.9	80.8	Trade Receivables	86.5	74.2
Days Inventory	52	53	DSO’s	44	42

Days Inventory is calculated as follows:

     Cost of Goods Sold ÷Days in Quarter = Cost of Goods Sold Per Day

     (Beginning Inventory + Ending Inventory) ÷ 2 = Average Inventory

     Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory

 DSO’s is calculated as follows:

     Sales ÷ Days in Quarter = Sales Per Day

     Ending Balance of Trade Receivables ÷ Sales Per Day = DSO’s

Financial Risk Management, Objectives and Policies

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

This MD&A includes the significant highlights, events and transactions which have taken place in the course of the years ended December 31, 2010, 2009 and 2008 with respect to the Company’s financial risks and management thereof.  For a complete discussion of the Company’s financial risks, management policies and procedures and objectives, please refer to Note 20 to the Consolidated Financial Statements as of and for the year ended December 31, 2010.

In 2010, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 8 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$10.0 million beginning in February 2011, at fixed exchange rates ranging from CAD$1.0260 to CAD$1.0318 to the US dollar; a series of 6 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$13.5 million beginning in August 2011, at fixed exchange rates ranging from CAD$1.0173 to CAD$1.0223 to the US dollar; and a series of 13 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$20.0 million beginning in July 2010, at fixed exchange rates ranging from CAD$1.0610 to CAD$1.0636 to the US dollar. These forward foreign exchange rate contracts will mitigate foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

Finally, in 2010, the Company executed a series of 12 monthly forward foreign exchange rate contracts to purchase an aggregate USD$2.0 million beginning in August 2010, at fixed exchange rates ranging from USD$1.1870 to USD$1.1923 to the Euro. These forward foreign exchange rate contracts comply with management’s foreign exchange risk policy whereby these forward foreign exchange rate contracts will mitigate the foreign exchange rate risk associated with the Company’s translation of foreign generated Euro denominated net earnings. However, these forward foreign exchange rate contracts do not comply with the requirements for hedge accounting and thus have not been designated as such.

In 2009, the Company executed a series of 12 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$20.0 million beginning in February 2010, at fixed exchange rates ranging from CAD$1.0934 to CAD$1.0952 to the US dollar. The Company designated these forward foreign exchange rate contracts as cash flow hedges.

In 2008, the Company executed a series of 36 monthly forward foreign exchange rate contracts to purchase an aggregate CAD$40.0 million beginning in February 2009, at fixed exchange rates ranging from CAD$1.1826 to CAD$1.2808 to the US dollar. The Company designated these forward foreign exchange rate contracts as cash flow hedges.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate ABL. Accordingly, in order to mitigate this risk, in 2008, the Company entered into two interest rate swap agreements designated as cash flow hedges. The terms of these Agreements are as follows:

	Notional amount	Settlement	Fixed interest rate paid
	$		%
Agreement maturing in September 2011	40,000,000	Monthly	3.35
Agreement matured in October 2009	30,000,000	Monthly	2.89

Capital Expenditures

Total expenditures in connection with property, plant and equipment were $8.6 million, $13.1 million and $21.0 million for the years 2010, 2009 and 2008, respectively.

Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in volumes in most products without additional capital expenditures.  In addition, the Company believes that it is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings and expand its markets.

Long-Term Debt and Financial Derivatives

As discussed under the section “Liquidity”, on March 27, 2008 the Company successfully refinanced its Facility with a $200.0 million ABL entered into with a syndicate of financial institutions.  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and machinery and equipment. As of December 31, 2010, the Company had borrowed $97.5 million under its ABL, including $9.5 million in letters of credit. As of December 31, 2009, $88.0 million had been borrowed, including $2.6 million in letters of credit. When combined with cash and cash equivalents, the Company had total cash and credit availability of $43.0 million as of December 31, 2010 and $45.1 million as of December 31, 2009.  The decrease in total cash and credit availability between December 31, 2010 and December 31, 2009 included the requirement to post a $13.2 million bond related to the ITI litigation.  Total debt increased by $4.0 million, from $217.0 million as of December 31, 2009 to $221.0 million as of December 31, 2010.

A focus on making only essential capital expenditures and managing working capital, combined with an increase in cash flows from operations before changes in working capital items, allowed the Company to limit the increase in debt to 1.8% despite an increase in sales of 17.1%, significant margin compression and the requirement to post a bond in connection with the ITI litigation.  Capital expenditures decreased by 34.4% from $13.1 million in 2009 to $8.6 million in 2010.  Cash flows from operations before changes in working capital items increased by 1.5% from $27.0 million for the year 2009 to $27.4 million for the year 2010.  Days Inventory improved from 53 days in the fourth quarter of 2009 to 52 days in the fourth quarter of 2010.  DSO’s increased from 42 days in the fourth quarter of 2009 to 44 days in the fourth quarter of 2010.

 Contractual Obligations

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2010:

	Payments Due by Period
Contractual Obligations (in millions of US dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Long-Term Debt	217.5	2.4	94.1	119.6	1.4
Capital Lease Obligations	8.1	0.8	1.3	1.2	4.9
Operating Lease Obligations	8.1	2.6	4.4	1.1
Other Long-Term Liabilities	1.5	0.2		1.3
Total	235.1	5.9	99.8	123.1	6.3

Capital Stock and Dividends

As of March 23, 2011 there were 58,961,050 common shares of the Company outstanding.

During the year ended December 31, 2010, 825,000 stock options were granted and 10,000 stock options were exercised.

The Company announced a normal course issuer bid effective May 20, 2010. In connection with this normal course issuer bid, the Company is entitled to repurchase for cancellation up to 2,947,552 of its 58,951,050 common shares issued and outstanding, representing 5% of the Company’s common shares issued and outstanding as of that date. The normal course issuer bid will expire in May 2011.

During the years ended December 31, 2010, 2009 and 2008, the Company’s common shares repurchased for cancellation were insignificant. The Company believes that the purchase of its own common shares may, in appropriate circumstances, be a responsible investment of available funds on hand.

No dividends were declared on the Company’s stock in 2010, 2009 or 2008.

Distribution Rights Purchase Agreement

In August 2008, the Company acquired the exclusive North American rights to a pending patent with respect to an automatic wrapping system.  The system is designed to automate the process of wrapping packages of up to 65 feet in length.  The technology targets industries such as wood products, which are traditionally manually wrapped.  Along with the distribution rights, the Company acquired wrapping machines and existing customer contracts for a total consideration of CDN$5.5 million.

As part of acquiring the distribution rights, the Company also made future performance commitments, which required additional considerations or penalties if these commitments were not met.  However, within the first two years of the purchase agreement, the automatic wrapping system had to achieve certain market acceptance parameters or the Company had the right to renegotiate the future performance commitments with the vendor and if such renegotiation was not concluded on terms satisfactory to the Company, then the future performance commitments would not be binding on the Company.  The performance agreements have been amended, most recently on April 9, 2010.  The Company’s management determined that no additional penalties will be incurred under these agreements because it continues to negotiate and develop remedies with the vendor in light of the adverse market acceptance of the wrapping system machines and related technology.

Circumstances have changed significantly related to the original customer contracts that were purchased in 2008 as well as the prospects for obtaining additional contracts.  After evaluating the future prospects for this business, the Company has concluded that the future cash flows related to the automatic wrapping system are less than the book value of these assets.  Accordingly, an asset impairment charge of $3.9 million was recorded in cost of sales during the fourth quarter of 2010.

Pension and Post-Retirement Benefit Plans

The Company’s pension and post-retirement benefit plans currently have an unfunded deficit of $22.8 million as of December 31, 2010 as compared to $21.0 million at the end of 2009. For 2010 and 2009, the Company contributed $4.7 million and $3.4 million, respectively to its funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit but expects to meet its pension benefit plan funding obligations in 2011 through cash flows from operations.

Critical Accounting Estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the recorded amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the consolidated balance sheet date and the recorded amounts of revenues and expenses during the year then ended. On an on-going basis, management reviews its estimates.  Actual results may differ from those estimates.

Key areas of estimation, where management has made difficult, complex or subjective judgments, often as a result of matters that are inherently uncertain, are the allowance for doubtful accounts, the ability to use income tax losses and other future income tax assets, allowance for obsolete and slow moving inventories, net realizable value of inventories, useful lives of long-lived assets, the assumptions underlying the Company’s pension and post-retirement benefits, stock-based compensation fair value model, accounting for asset retirement obligation, the assumptions inherent in the determination of certain accrued liabilities, the estimated future cash flows and projections in connection with the impairment tests of intangible assets and property, plant and equipment and accounting for contingencies.

Significant changes in the underlying assumptions could result in significant changes to these estimates.

The allowance for doubtful accounts is based on reserves for specific accounts which the Company believes may not be fully recoverable combined with an overall reserve reflective of the Company’s historical bad debt experience and current economic conditions.

Establishing and updating the reserve for obsolete and slow moving inventories starts with an evaluation of the inventory on hand as compared to historical and expected future sales of the products. For items identified as slow-moving or unmarketable, the cost of products is compared with their estimated net realizable value and a valuation reserve is established when the cost exceeds the estimated net realizable value.

The Company assesses the recoverability of its long-lived assets using projected future undiscounted cash flows and comparing those cash flows to the net book value of these assets when changes in events and circumstances indicate a possible impairment of certain assets or group of assets.

In assessing the realizability of future income tax assets, the Company’s management considers whether it is more likely than not that some portion or all of the future income tax assets will not be realized. The Company’s management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

International Financial Reporting Standards (“IFRS”)

In 2008, the Canadian Accounting Standards Board (“AcSB”) announced that, as of January 1, 2011, publicly-accountable enterprises will be required to adopt IFRS.  Accordingly, the Company will adopt these new standards during its fiscal year beginning on January 1, 2011.  When the Company publishes its first IFRS interim consolidated financial statements, it will be required to provide comparative IFRS information for the previous fiscal year.  The Transition Date for providing comparative information for the Company is January 1, 2010.

The Company’s IFRS transition process has consisted of the following four principle phases:

1- Preliminary Assessment and Planning

2- Detailed Evaluation

3- Definition of the Solution

4- Implementation

The Company has completed phase three and is in the process of finalizing the implementation phase.  The Company’s first consolidated financial statements prepared in accordance with IFRS will be its interim unaudited consolidated financial statements as of March 31, 2011 and the three-month period then ending.

IFRS ADOPTION

Set forth below are the IFRS 1, First-Time adoption of International Financial Reporting Standards, optional exemptions and mandatory exceptions we expect to use when converting to IFRS.

IFRS Optional Exemptions

1

Business Combinations

IFRS 1 provides the option to apply IFRS 3, Business Combinations, retrospectively or prospectively from the Transition Date. The retrospective basis would require restatement of all business combinations that occurred prior to the Transition Date. The Company has elected not to retrospectively apply IFRS 3 to business combinations that occurred prior to its Transition Date and, accordingly, such business combinations have not been restated.

2

Employee Benefits

IFRS 1 permits first-time adopters to retrospectively recognize all cumulative actuarial gains and losses deferred under in opening retained earnings at the Transition Date. The Company elected to recognize all cumulative actuarial gains and losses that existed at its Transition Date in opening deficit for all of its employee benefit plans.

3

Cumulative Translation Differences

Retrospective application of IFRS would require the Company to determine cumulative currency translation differences in accordance with International Accounting Standards (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation gains and losses to be reset to zero at Transition Date. The Company elected to reset all cumulative translation gains and losses to zero in opening deficit as of the Transition Date.

4

Share-Based Payments

IFRS 2, Share-Based Payments, encourages, but does not require application of its provisions to equity instruments granted on or before November 7, 2002, and to any equity instruments granted after November 7, 2002 that had vested by the Transition Date. The Company elected to avail itself of the exemption and applied IFRS 2 only to those equity instruments granted after November 7, 2002 and had not vested by the Transition Date. Further, the Company applied IFRS 2 to all liabilities arising from share-based payment transactions that existed at the Transition Date.

5

Borrowing Costs

IAS 23, Borrowing Costs, requires an entity to capitalize the borrowing costs related to all qualifying assets for which the commencement date for capitalization is on or after the Transition Date. The Company elected to prospectively apply the provisions of IAS 23 for qualifying assets whose commencement date for capitalization is subsequent to the Transition Date. Therefore, borrowing costs incurred prior to January 1, 2010 have been expensed.

6

Changes in Existing Decommissioning, Restoration and Similar Liabilities Included in the Cost of Property, Plant and Equipment

For changes in existing decommissioning, restoration and similar liabilities that occurred before the Transition date, IFRS 1 provides the option to not comply with the requirements of International Financial Reporting Interpretations Committee (“IFRIC”) 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities. The Company elected to not retrospectively recognize year by year changes to liabilities under IFRIC 1 that occurred before the Transition Date. Therefore, the Company measured the obligation as of the Transition Date and recalculated the current net book value of the related asset using the current value of the obligation, and the current discount rate.

7

Assets and Liabilities of Subsidiaries

IFRS 1 mandates that when a subsidiary adopts IFRS before the parent, the parent is required to record the assets and liabilities of the subsidiary at the same carrying amount as in the financial statements of the subsidiary.  Since one of our subsidiaries has already adopted IFRS, we will elect this exemption and measure the assets and liabilities of the subsidiary at the same carrying amounts as in the financial statements of the subsidiary, after adjusting for consolidation adjustments and for the effects of the business combination in which the parent company acquired the subsidiary.

8

Fair Value as Deemed Cost

IFRS 1 provides a choice between measuring property, plant and equipment at its fair value at the date of transition and using those amounts as deemed cost or using the historical valuation under the prior GAAP.  We will continue to apply the cost model for property, plant and equipment and will not restate property, plant and equipment to fair value under IFRS.

IFRS Mandatory Exceptions

1.

Hedge Accounting

Hedge accounting can only be applied prospectively from the Transition Date to transactions that satisfy the hedge accounting criteria in IAS 39, Financial Instruments: Recognition and Measurement, at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of the Transition Date are reflected as hedges in the Company’s results under IFRS. Any derivatives not meeting the IAS 39 criteria for hedge accounting were fair valued and recorded in the statement of financial position as a non-hedging derivative financial instrument.

2.

Estimates

The estimates established by the Company in accordance with IFRS at the date of transition are consistent with estimates made for the same date in accordance with GAAP, after adjustments to reflect any difference in applicable accounting principles.

Significant Changes in Accounting Policies upon Conversion to IFRS

We have identified several differences between IFRS and GAAP accounting policies.  Some of the more significant ones at present, as they relate to the Company, are listed in the table below:

Standards	Comparison between GAAP and IFRS	Preliminary Findings to date

Borrowing Costs (IAS 23)

GAAP: Borrowing costs may be capitalized on major projects.

IFRS: Capitalization of borrowing costs is required on qualifying assets, which are assets that require an extended period of preparation before they are usable or saleable.

Although the Company has capitalized borrowing costs for several years, this was not always done consistently in a manner compliant with IFRS. Upon transition, the Company will utilize the exemption available under IFRS 1 and will recognize approximately $5.8 million in previously capitalized borrowing costs in opening deficit.

Property, Plant and Equipment (IAS 16)

GAAP: Component accounting

IFRS: Requires that each part of property, plant and equipment that has a cost which is significant in relation to the asset, and whose useful life is different than the asset, must be depreciated separately from the asset.

Also, under IFRS assets continue to be depreciated even if they are no longer in use, whereas under GAAP depreciation is suspended when an asset is not being used.

Upon adoption of IFRS, the Company plans to identify certain additional significant parts of an asset with different useful lives and depreciate them separately.  Upon transition, the net impact of approximately $4.3 million will be recognized in opening deficit.

Employee benefits (IAS 19)	GAAP: The Company currently uses the corridor method which permits the recognition of amortized actuarial gains or losses on a consistent basis over time. IFRS: Permits the use of the corridor method.

Upon adoption of IFRS, the Company will start recognizing actuarial gains and losses immediately in a separate statement of comprehensive income without recycling to the income statement in subsequent periods. As a result, actuarial gains and losses will not be amortized to the income statement but rather will be recorded directly in other comprehensive income (loss) of each period.  At the Date of Transition, the unrecognized actuarial gains and losses of approximately $21.6 million will be recognized in opening deficit.

The Effect of Changes in Foreign Exchange Rates (IAS 21)

GAAP: Cumulative translation differences are recorded in other comprehensive income.

IFRS: Similar to GAAP, IFRS requires that certain exchange gains and losses are to be recognized in other comprehensive income (loss).

At the date of transition to IFRS, and as permitted by the optional exemption available under IFRS 1, the Company will transfer to opening deficit the balance of the cumulative translation adjustment account of approximately $51.0 million.

Share Based Compensation (IFRS 2)

GAAP: For grants of share-based awards with graded vesting, the total fair value of the award was recognized on a straight line basis over the employment period.

IFRS:  Each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value, with each grant accounted for on that basis.

Upon adoption of IFRS, the Company will use the exemption permitted under IFRS 2, and apply graded vesting to all unvested stock options issued after November 7, 2002.

Impairment of Assets (IAS 36)

GAAP: Impairment testing for long-lived assets is required whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Impairment testing is initially performed using undiscounted cash flows from an asset or group of assets. If the undiscounted cash flows exceed the carrying amount, no further testing is performed.

IFRS: Impairment testing is required at each reporting date when there is any indication of impairment. Impairment tests are performed using discounted cash flows at the individual asset level, or if this cannot be done, for assets grouped into a Cash Generating Unit (“CGU”).  In addition, IFRS, unlike GAAP, requires the reversal of an impairment loss in certain circumstances.

Upon adoption of IFRS, the net effect of impairment testing under IFRS will result in the recognition of approximately $17.0 to $18.0 million in opening deficit.

As the Company completes the transition process, additional changes may be identified or the above amounts may be refined.

Impact of Adoption of IFRS on our Company

The conversion to IFRS will impact the way the Company presents financial results. We have obtained an understanding of IFRS from intensive training and reviewing reconciliations of historical GAAP financial statements.  For the past year, we have conducted a number of meetings, seminars and conference calls communicating the changes required by IFRS to the relevant personnel within the Company. With respect to IT, we have made changes to the fixed asset system to permit componentization. With respect to internal and disclosure controls, we are adapting the existing controls to align them with the requirements of IFRS. With respect to business activities, we have not identified any required changes to contractual arrangements, currency management activities, debt covenants or compensation arrangements.

Disclosure Controls and Internal Control over Financing Reporting

The Chief Executive Officer and Chief Financial Officer of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2010. They concluded based on such evaluation that, as of December 31, 2010 the Company maintained in all material respects, effective disclosure controls and procedures and internal control over financial reporting to ensure that material information regarding this MD&A and other required filings were made known to them on a timely basis.

The Chief Executive Officer and Chief Financial Officer have also reviewed whether any change in the Company’s internal control over financial reporting occurred during 2010 that materially affected, or was reasonably likely to materially affect, the Company’s internal control over financial reporting and concluded that there was none.

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

Additional Information

Additional information relating to IPG, including its Annual Information Form, is filed on SEDAR at www.sedar.com in Canada and on EDGAR at www.sec.gov in the US.

Forward-Looking Statements

Certain statements and information included in this Management’s Discussion & Analysis constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995.

Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results.  Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements.  While these statements are based on certain factors and assumptions which management considers to be reasonable based on information currently available to it, they may prove to be incorrect.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied in such forward-looking statements.  The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.  While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.  This Management’s Discussion & Analysis contains certain non-GAAP financial measures as defined under SEC rules, including adjusted net earnings, EBITDA, adjusted EBITDA, adjusted operating results and operating profit.  The Company believes such non-GAAP financial measures improve the transparency of the Company’s disclosures, provide a meaningful presentation of the Company’s results from its core business operations, by excluding the impact of items not related to the Company’s ongoing core business operations, and improve the period-to-period comparability of the Company’s results from its core business operations.  As required by SEC rules, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures.

Item 6.

Directors, Senior Management and Employees

A.

DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the date upon which each Director was first elected.  Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting.  The next annual shareholders’ meeting is scheduled to be held on June 3, 2011, at which time the current term of each Director will expire.

Name and City of Residence	Position and Occupation	First Year as Director
Melbourne F. Yull Sarasota, Florida	Director Executive Director through June 8, 2010 June, 2006 – June, 2007 – Retired Prior thereto he was Chairman of the Board and CEO of the Company	1989-2006 2007
Eric E. Baker Long Sault, Ontario, Canada	Director – Chairman of the Board President, Altacap Investors Inc., a private equity manager	1989-2000 2007
Jorge N. Quintas Porto, Portugal	Director President, Nelson Quintas SGPS, SA (manufacturer of electrical and telecommunication cables)	2009
George J. Bunze Ile Bizard, Quebec, Canada	Director Vice-Chairman, Kruger Inc., pulp and paper company	2007

Torsten A. Schermer Charlotte, North Carolina	Director President, MESC Corporation, franchise development company; May 2005 to December 2006, pursued investment opportunities in the tape industry, manufacturing and franchise; July 2004 to May 2005 was the General Manager, Eastern Europe, of Tesa Tape Kft; and prior to that was the President and Chief Executive Officer of Tesa Tape Inc.	2007
Robert M. Beil Phoenix, Arizona	Director September 2006 – Retired Sales, Marketing, Business and Executive Management, the Dow Chemical Company, 1975 to September 2006	2007
Robert J. Foster Toronto, Ontario	Director President, Canada Limited (investment banking firm)	2010
Gregory A. Yull Sarasota, Florida	Director CEO and President of the Company since June 2010, President Tapes and Films Division of the Company, 2008 through 2010; prior to that served as Executive Vice President, Industrial Business Unit for Tapes and Films since November 2004	2010

The following table sets forth the name, residence and position of each executive officer (“Named Executive Officers”) of the Company as of the date hereof, as well as the date upon which each Named Executive Officer was first elected:

Name and City of Residence	Position and Occupation	First Elected To Office
Gregory A. Yull Sarasota, Florida	CEO & President	2010
	President, Tapes & Films	2008
	President, Distribution Products	2005
Bernard J. Pitz Lakewood Ranch, Florida	Chief Financial Officer	2009
Burgess H. Hildreth Sarasota, Florida	Senior Vice President, Administration	2010
	Vice President, Human Resources	1998
Jim Bob Carpenter Sarasota, Florida	Sr. Vice President, ECP & Procurement	2010
	President, ECP Division	2008
	Executive Vice President, Global Sourcing	2004

The principal occupations of each Named Executive Officer for the last five (5) years is as follows:

Gregory A. Yull was appointed Chief Executive Officer and President on June 8, 2010.  He was President, Tapes & Films, since 2008.  Prior to that he was President, Distribution Products (Tapes & Films), since October, 2005.  Prior to that he served as Executive Vice President, Industrial Business Unit (for tapes and films) since November 2004, and prior to that was President, Film Products, since June, 1999.  Prior to that he was Products Manager - Films since 1995.   Gregory A. Yull is a son of Melbourne F. Yull.

Bernard J. Pitz was appointed Chief Financial Officer on November 12, 2009.  Prior to that he served as the Chief Financial Officer of SonoSite Inc. from May 2008 to October 2008, and also served as its Senior Vice President since May 2008. Prior to that he served as Vice President of Finance, Chief Financial Officer and Treasurer at Sybron Dental Specialties, Inc. since May 11, 2005.

Burgess H. Hildreth was appointed Senior Vice President Administration on August 15, 2010.  He was Vice President, Human Resources, since October, 1998.  Prior to that he had been the Vice President Administration of Anchor Continental, Inc.

Jim Bob Carpenter was appointed Senior Vice President ECP and Procurement on August 15, 2010.  He was President, ECP Division since 2008.  Prior to that he was Executive Vice President, Global Sourcing since January, 2005.  Prior to that he served as the President, Woven Products (now ECP), since 1998 and prior to that, he was the General Manager of Polypropylene Resin Division of Fina Oil & Chemical Co.

B.

COMPENSATION

The following table sets forth the compensation paid, and benefits in kind granted, to the Company’s Directors and Named Executive Officers for the last fiscal year for services in all capacities to the Company, including contingent and deferred compensation.

2010	Annual Compensation				Long-Term Compensation
					Awards
Name and principal position	Salary	Bonus $	Other $	Director/ Committee Fees $	Number of options granted	GTL $
Melbourne F. Yull (1) Director & Executive Officer	---	-----	260,935 (2)	8,500	50,000	-----
Eric E. Baker (3) Director, Chairman	---	-----	-----	-----	50,000	-----
George J. Bunze Director	---	-----	-----	91,500	10,000	-----
Jorge N. Quintas Director		-----	-----	59,000	10,000	-----
Torsten A. Schermer Director		-----	-----	84,500	10,000	-----
Robert M. Beil Director		-----	-----	71,500	10,000	-----
Robert J. Foster Director		-----	-----	46,500	30,000	-----
Gregory A. Yull Director, CEO & President	418,317	-----	2,904 (6)	-----	350,000	919
Bernard J. Pitz (4) Chief Financial Officer	360,000	49,315	-----	-----	-----	1,850
Jim Bob Carpenter Sr. Vice-President, ECP and Procurement	306,123	-----	-----	-----	35,000	2,904
Burgess H. Hildreth Sr. Vice-President, Administration	231,837	-----	6,307 (6)	-----	35,000	6,307
Victor DiTommaso			279,900 (5)

(1)

Pursuant to the terms of that certain Support Services Agreement dated December 23, 2009, during 2010 the Company paid Sammana Group Inc., with which Melbourne F. Yull is affiliated, fees in the amount of US$450,000.00.  The Agreement expired September 10, 2010 and was not replaced.

(2)

Mr. Yull receives a pension from the Company (see Pension and Post-Retirement Benefit Plans subsection below.

(3)

Pursuant to the terms of that certain Support Services Agreement dated February 18, 2010, during 2010 the Company paid Altacap II Inc., the sole shareholder of which is Eric E. Baker, fees in the amount of CDN$300,000.00.

(4)

Pursuant to the terms of that certain letter agreement dated October 30, 2009, the Company paid Bernard J. Pitz’ relocation costs in the amount of $1,014,103.00, which included reimbursement of the loss on the sale of his home, relocation costs and the tax gross-up related to both items.

(5)

Mr. DiTommaso resigned from the position of Chief Financial Officer of the Company effective November 12, 2009.  The above amount is severance payment.

(6)

Group Term Life Insurance

The Company maintains defined contribution pension plans in the United States and Canada.  Each Named Executive Officer participates in the “US Plan”.  The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code.  Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations.  The Company may make discretionary contributions for the benefit of eligible employees.  The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers.  The following table sets out the Company’s contributions to the pension plan and the accumulated value as at December 31, 2010 for each Named Executive Officer.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Non-Compensatory ($)	Accumulated Value at Year End ($)
Bernard J. Pitz	--------	-------	15,230.82	16,434.20
Gregory A. Yull	221,181.91	-------	22,841.46	121,959.91
Jim Bob Carpenter	206,751.49	-------	31,475.34	262,518.29
Burgess H. Hildreth	207,667.30	-------	30,382.72	221,191.81

Total Cash Payments

Total cash payments for employee future benefits for 2010, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $4.7 million ($3.4 million in 2009 and $5.8 million in 2008).

Executive Employment Contracts and Change of Control Agreements

The following agreements between the Company and Named Executive Officers were in effect at the end of the Company’s most recently-completed financial year.

The Company entered into “change of control” agreements as of January 2001 with each of Messrs. Jim Bob Carpenter (Sr. Vice President, ECP and Procurement), Burgess Hildreth (Sr. Vice-President, Administration), and as of November 17, 2009 with Bernard J. Pitz (Chief Financial Officer).  These agreements provide that if, within a period of six months after a change of control of the Company: (a) the executive voluntarily terminates his employment with the Company; or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to, subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, in deferred compensation, a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to 12 to 24 months of such executive’s remuneration at the effective date of such resignation or termination, depending on his seniority.

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

On August 2, 2010, the Company entered into an Executive Employment Agreement with Gregory A. Yull.  Pursuant to the terms of the Agreement, Mr. Yull shall receive an annual base salary of $450,000, increased to $475,000 commencing June 1, 2011 and $500,000 commencing on June 1, 2012.  Mr. Yull shall also be entitled to a performance bonus for each fiscal year ranging from zero to 100% of his then current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Yull and the Board.  During the first three years of Mr. Yull’s employment, commencing June 8, 2010, Mr. Yull shall be granted 350,000 stock options annually in accordance with the Company’s Executive Stock Option Plan (“ESOP”) and thereafter at the discretion of the Board.  The options to be granted during each of the first three years shall become exercisable in annual increments of 25% on each of the first four anniversaries of the grant date.  Such options shall expire on the tenth anniversary of the grant date, subject to the early expiry provisions of the ESOP.  The exercise price of such options shall be equal to the closing market price on the last trading day prior to the date of such grant.  Fifty percent (50%) of the shares acquired by Mr. Yull pursuant to the exercise of the options granted under the Executive Employment Agreement must be retained by Mr. Yull and not sold or disposed of for a period of three years following the date when the option was exercised.  Further, pursuant to the Agreement, Mr. Yull shall receive a reasonable car allowance or leased vehicle, be entitled to participate in all employee benefit programs established by the Company, and be reimbursed for his annual dues for the Laurel Oak Golf and Country Club and the Restigouche Club.  Provided Mr. Yull has served under the Agreement a minimum of five years, upon termination of his employment for any reason other than for cause, he shall receive a defined benefit supplementary pension annually for life equal to the lesser of (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60, and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Company.  In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplement pension benefit within ninety days of his death and continuing annually during her lifetime.  In the event the Company terminates Mr. Yull’s employment for any reason other than cause, or Mr. Yull terminates his employment for Good Reason as defined in the Agreement, Mr. Yull shall be entitled to severance pay in an amount equal to two times the sum of his base salary and the average performance bonus paid to Mr. Yull in the last two fiscal years ending on the date prior to his date of termination.  Subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, such amount shall be paid 65% in a lump sum and the balance in eight equal quarterly instalments.  In addition, all unvested options that would otherwise vest during the 24 months following the date of termination shall be immediately vested and remain exercisable for a period of twelve months.  Lastly, the retirement benefits set forth above shall vest.

On October 30, 2009, the Company entered into an employment letter agreement with Bernard J. Pitz.  Pursuant to the terms of the letter agreement, Mr. Pitz receives an annual base salary of $360,000.  Mr. Pitz is also entitled to a bonus ranging from zero to 100% of his then current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Pitz and the Board.  Further, Mr. Pitz was awarded 182,927 options with a grant price of $3.44.  In addition, the Company agreed to cover Mr. Pitz’ relocation costs.

On June 28, 2007, the Company entered into Retention Bonus Letter Agreements with Jim Bob Carpenter, Sr. Vice-President, ECP and Procurement, of the Company, and with Victor DiTommaso, former Chief Financial Officer of the Company.  The Retention Bonus Letter Agreements were amended on December 11, 2007.  The Retention Bonus Letter Agreements provided for the payment of a retention bonus equal to one year of the executive’s then-current base salary if the executive remained in the employ of the Company until the earlier of: (i) his release date (if any) as determined by the Company; and (ii) June 28, 2008.  Accordingly, retention bonuses in the amounts of $269,411 and $233,496 were paid to Mr. Carpenter and Mr. DiTommaso, respectively, on or about June 28, 2008.

Option Grants During the Most Recently Completed Fiscal Year

The following table sets out the details of all grants of options to the Directors and Named Executive Officers during the fiscal year ended December 31, 2010.

Name	Options granted	% of total options granted to employees in financial year	Exercise price CDN$	Market value on date of grant CDN$	Expiration date
Melbourne F. Yull	50,000	6.1	$2.19	$2.19	06/08/2020
Eric F. Baker	50,000	6.1	2.19	2.19	06/08/2020
George J. Bunze	10,000	1.2	2.19	2.19	06/08/2020
Robert J. Foster	30,000	3.6	2.19	2.19	06/08/2020
Torsten A. Schermer	10,000	1.2	2.19	2.19	06/08/2020
Robert M. Beil	10,000	1.2	2.19	2.19	06/08/2020
Jorge N. Quintas	10,000	1.2	2.19	2.19	06/08/2020
Gregory A. Yull	350,000	42.4	1.90	1.90	08/05/2020
Jim Bob Carpenter	35,000	4.2	2.19	2.19	06/08/2020
Burgess Hildreth	35,000	4.2	2.19	2.19	06/08/2020

Option Exercises In Last Fiscal Year and Fiscal Year-End Option Value

A total of 10,000 options to purchase common shares of the Company were exercised by the Directors or Named Executive Officers during the fiscal year ended December 31, 2010.  The following table sets out for each of the Directors and Named Executive Officers the total number of unexercised options held as at December 31, 2010 and the value of such unexercised options at that date.

Name	Number of unexercised options at fiscal year-end Exercisable / Unexercisable	Value of unexercised “in the money” options at fiscal year-end Exercisable / Unexercisable ($) (1)
Melbourne F. Yull	322,500 / 37,500	— / —
Eric E. Baker	12,500 / 37,500	— / —
George J. Bunze	37,500 / 12,500	3,100/3,100
Jorge N. Quintas	17,500 / 22,500	— / —
Robert J. Foster	7,500 / 22,500	___ / ___
Torsten A. Schermer	37,500 / 12,500	3,100/3,100
Robert M. Beil	37,500 / 12,500	3,100/3,100
Bernard J. Pitz	45,731 / 137,196	— / —
Gregory A. Yull	441,555 / 460,518	— / —
Jim Bob Carpenter	87,180 / 85,727	— / —
Burgess H. Hildreth	159,329 / 73,110	— / —

____________________

(1)

The value of unexercised “in-the-money” options is calculated using the closing price of the common shares of the Company on the Toronto Stock Exchange on December 31, 2010 (CDN$1.17) less the respective exercise prices of the options.

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

(k)

in the event that a bona fide offer to purchase all or part of the outstanding common shares is made to all shareholders, notice thereof must be given by the Company to all optionees and all options will become immediately exercisable, but only to the extent necessary to enable an optionee to tender his or her shares should the optionee so desire;

(l)

the ESOP does not provide for financial assistance from the Company to optionees;

(m)

when a director of the Company ceases to be a director, all non-vested options are immediately cancelled and the former director is entitled to exercise, within a period of three months from such event, options that had vested at the time the director ceased to be a director;

(n)

in the case of retirement, all non-vested options are immediately cancelled and the former employee is entitled to exercise, within a period of twelve months from retirement, options that had vested at the time of retirement;

(o)

in the case of an optionee’s or director’s death, all non-vested options are immediately cancelled and the estate is entitled to exercise, within a period of twelve months from death, options that had vested at the time of death; and

(p)

when an optionee ceases to be an employee of the Company or a subsidiary for any reason other than retirement or death, all non-vested options are immediately cancelled and the optionee is entitled to exercise, within a period of three months from the termination of employment, options that had vested at the time of termination of employment.

As at December 31, 2010, there were options outstanding under the ESOP to purchase an aggregate of 3,355,769 common shares, representing 5.6% of the issued and outstanding common shares of the Company, and a total of 1,996,474 options exercisable.

Pension and Post Retirement Benefit Plans

Melbourne F. Yull was Chairman of the Board of Directors and Chief Executive Officer of the Company from January 11, 1995 to June 14, 2006.  Prior thereto, Mr. Yull was the President and a director of the Company or a predecessor thereof, from 1981.  The former employment agreement entered into between the Company and Mr. Yull provides that Mr. Yull receive from the Company a defined benefit supplementary pension annually for life in an amount equal to 2% of the average of Mr. Yull’s annual gross salary for the final five years of his employment with the Company, multiplied by his years of service with the Company to retirement.  Accordingly, Mr. Yull receives a pension from the Company in an amount of $260,935 per year.

C.

BOARD PRACTICES

Term

The Company has eight Directors.  Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting.  The next annual shareholders’ meeting is scheduled to be held on June 3, 2011, at which time the current term of each Director will expire.

Service Contracts

In 2010, the Company entered into agreements with companies controlled by two of the current members of the Board of Directors.  These agreements replaced the advisory services agreements noted below that expired on December 31, 2009.  These agreements require the provision of support services that include the duties of Executive Director and Chairman of the Board and qualify as related party transactions in the normal course of operations, which are measured at the exchange amount.

The Executive Director support services agreement was effective from January 1, 2010 through September 30, 2010 and provided for monthly compensation in the amount of $50,000.  This agreement expired on September 30, 2010 and was not replaced.  The Chairman of the Board support services agreement is effective from January 1, 2010 through the earlier of June 30, 2011 or the termination of Mr. Eric Baker’s services as Chairman of the Board and provides for monthly compensation in the amount of CDN$25,000.  These amounts are in lieu of the fees otherwise paid to Directors for their services.

During the year ended December 31, 2007, the Company entered into three advisory services agreements, two with companies controlled by two current members of the Board of Directors and one with a company controlled by a former senior officer of the Company.  The advisory services include business planning and corporate finance activities and qualified as related party transactions in the normal course of operations, which are measured at the exchange amount.  Effective December 31, 2008, the Company terminated the advisory services agreement with the company controlled by its former senior officers.

The agreements with the companies controlled by the two current members of the Board of Directors were effective through December 31, 2009.  The agreements provided for monthly compensation beginning January 2008 in the amounts of $75,000 and CDN$100,000 per month for a minimum of at least three months.  Beginning April 1, 2008, the Company’s financial commitment relating to the services of two of the three companies was $50,000 and CDN$100,000 per month and remained in effect through December 31, 2009.  Effective November 2008, the companies controlled by the two current members of the Board of Directors each agreed to a 10% reduction in their monthly compensation.  This reduction in compensation continued through November 2009.

The advisory services agreements also provided for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the Toronto Stock Exchange (“TSX”) (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CDN$3.61 multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CDN$4.76.  This provision survived the expiration of the term of the agreements until July 1, 2010.  The average stock price for the ten trading days prior to July 1, 2010 did not exceed CDN$4.76, therefore no performance fee was paid.

Compensation Committee

The Compensation Committee is appointed by the Board and is currently composed of three directors, that is, Robert M. Beil (Chairman), Torsten A. Schermer, and Jorge N. Quintas, none of whom is or has been at any previous time an employee of the Company or any of its subsidiaries.

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

Three primary components comprise the Company’s compensation program: basic salary, annual incentive bonuses based on performance, and long-term stock options granted pursuant to the Company’s ESOP.  Each element of compensation fulfils a different role in the attraction, retention and motivation of qualified executives and employees with the expertise and skills required in the business of the Company, who can effectively contribute to the long-term success and objectives of the Company.

The Compensation Committee annually reviews the compensation levels for the executive officers and certain members of senior management.  The Compensation Committee reviews information it receives from the Chief Executive Officer.  It uses this information to determine and approve such changes to the general compensation levels that it considered appropriate.  In addition, on the recommendation of the Chief Executive Officer, the Compensation Committee approves and recommends to the Board discretionary stock option awards for executive officers and senior management.  In arriving at its decisions, the Compensation Committee reviews industry comparisons for similar-sized companies and for other companies in the packaging materials sector.

The base salaries of the Named Executive Officers are reviewed annually to ensure that they take into account the following factors:  market and economic conditions; levels of responsibility and accountability of each Named Executive Officer; skill and competencies of each Named Executive Officer; retention considerations; and level of demonstrated performance.

The Compensation Committee’s philosophy with respect to executive officer bonuses is to align the payments of bonuses with the performance of the Company, based on predefined goals and objectives established by the Compensation Committee and management and the relative contribution of each of the executive officers to that performance.

The Company provides long-term incentive compensation to its Named Executive Officers through the ESOP.  The Compensation Committee recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Company, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions.  The Compensation Committee views the granting of stock options as a means of promoting the success of the Company and higher returns to its shareholders.  As such, the Compensation Committee does not grant stock options in excessively dilutive numbers or at exercise prices not reflective of the Company’s underlying value.

The Compensation Committee believes that the prerequisites for Named Executive Officers should be limited in scope and value and commensurate with perquisites offered by peer group companies.

Directors who are not officers or employees of the Company receive both cash compensation and options based on the recommendations of the Compensation Committee following its review of compensation arrangements for directors of public companies with comparable market capitalization.

Audit Committee

The members of the Audit Committee of Intertape are George J. Bunze, Robert J. Foster, and Torsten Schermer.  Each of the Audit Committee members are independent and financially literate as such terms are defined by Canadian Multilateral Instrument 52-110-Audit Committees.

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

Mr. Foster graduated from Queen’s University with an MA in Economics, earning his CFA, managed the research department and worked in corporate finance at one of the major investment dealers in Canada.  He founded and serves as President and Chief Executive Officer of Capital Canada Limited, a boutique investment banking firm.  He serves on a number of non-for-profit boards and was on the board and audit committee of CHC Helicopters Corporation and Golf Town Income Trust.

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

D.

EMPLOYEES

As of December 31, 2010, the Company had approximately 2,024 total employees.  As of December 31, 2010, 334 held either sales-related or administrative positions and 1,680 of whom were employed in operations.  The Company’s Portuguese subsidiary had 54 employees, 4 in sales positions and the rest were employed in operations.  Approximately 128 hourly employees at the Company’s Marysville plant are unionized and subject to a collective bargaining agreement which expires on April 30, 2015.  Approximately 154 hourly employees at the Company’s Menasha plant are unionized and subject to a collective bargaining agreement which expires on July 31, 2011.  Approximately 46 hourly employees at the Company’s Carbondale plant are unionized and subject to a collective bargaining agreement which expires on March 3, 2012.  In Langley, British Columbia, 33 employees are unionized and their collective bargaining agreement expired on March 31, 2010.  The collective bargaining agreement which covered 86 employees at the Company’s Brantford, Ontario plant expired on February 28, 2008.  A new agreement has not been entered into and the unionized employees are on strike.  Other than the current strike at its Brantford, Ontario plant, the Company has never experienced a work stoppage and it considers its employee relations to be satisfactory.  The Company does not employ a significant number of temporary employees.

E.

SHARE OWNERSHIP

The following table sets out for each of the Directors and Named Executive Officers as of March 22, 2011, the number of shares of the Company owned or controlled by each.

NAME	NUMBER OF SHARES OWNED
Melbourne F. Yull	2,530,109
Eric E. Baker	2,874,689
George J. Bunze	25,250
Robert J. Foster	25,000
Torsten Schermer	22,720
Jorge N. Quintas	1,833,468
Robert M. Beil	30,000
Gregory A. Yull	130,409
Bernard J. Pitz	-----
Jim Bob Carpenter	26,204
Burgess H. Hildreth	32,658

As of March 22, 2011, the Directors and Named Executive Officers own an aggregate of 7,994,907 common shares of the Company, being 13.56% of the issued and outstanding common shares of the Company.  The common shares held by the Directors and Named Executive Officers do not have different voting rights from those held by the other shareholders of the Company.

Please see the heading “Executive Stock Option” above in this section for a description of the Company’s Amended Executive Stock Option Plan.

Item 7:

Major Shareholders and Related Party Transactions

A.

MAJOR SHAREHOLDERS

As at December 31, 2010, to the knowledge of the Company, the following are the only persons who beneficially own, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company (“Major Shareholders”), along with a three-year history of their stock ownership:

Name and place of residence	# / % 12/31/2010	# / % 12/31/2009	# / % 12/31/2008
Letko, Brosseau & Associates Inc.(1) Montreal, Québec	13,411,823 / 22.75	13,517,913 / 22.99	13,587,956 / 23.05
Wells Fargo & Company(2) San Francisco, California	11,756,371 / 19.94	12,086,816 / 20.50	12,173,820 / 20.65

____________________

(1)

Based on reports dated 2/10/09, 2/11/10 and 2/14/11 filed by Letko, Brosseau & Associates Inc. with the United States Securities and Exchange Commission.

(2)

Based on reports dated 1/19/09, 1/22/10 and 1/14/11 filed by Wells Fargo & Company with the United States Securities and Exchange Commission.

The Major Shareholders of the Company do not have any voting rights that differ from the other shareholders of the Company.

As of March 11, 2011, of the 58,961,050 common shares issued and outstanding, 40,243,431 are held in Canada and 18,717,619 in the United States, being 68.25% and 31.75%, respectively.

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

Prior to July 31, 2002, the Company made certain interest-free loans payable on demand to certain of its directors and officers.  Only one loan remains outstanding to Gregory A. Yull with a balance of US$107,500.00, which Mr. Yull has made arrangements to repay.

In 2010, the Company entered into agreements with companies controlled by two of the current members of the Board of Directors.  These agreements replaced the advisory services agreements noted below that expired on December 31, 2009.  These agreements require the provision of support services that include the duties of Executive Director and Chairman of the Board.

The Executive Director support services agreement was effective from January 1, 2010 through September 30, 2010 and provided for monthly compensation in the amount of $50,000.  This agreement expired on September 30, 2010 and was not replaced.  The Chairman of the Board support services agreement is effective from January 1, 2010 through the earlier of June 30, 2011 or the termination of Mr. Eric Baker’s services as Chairman of the Board and provides for monthly compensation in the amount of CDN$25,000.  These amounts are in lieu of the fees otherwise paid to Directors for their services.

During the year ended December 31, 2007, the Company entered into three advisory services agreements, two with companies controlled by two current members of the Board of Directors and one with a company controlled by a former senior officer of the Company.  The advisory services included business planning and corporate finance activities and qualified as related party transactions in the normal course of operations, which are measured at the exchange amount.  Effective December 31, 2008, the Company terminated the advisory service agreement with the company controlled by one of its former senior officers.

The agreements with the companies controlled by the two current members of the Board of Directors were effective through December 31, 2009. The agreements provided for monthly compensation beginning January 2008 in the amounts of $75,000 and CDN$100,000 per month for a minimum of at least three months.  Beginning April 1, 2008, the Company’s financial commitment relating to the services of two of the three companies was $50,000 and CDN$100,000 per month and remained in effect through December 31, 2009.  Effective November 2008, the companies controlled by the two current members of the Board of Directors each agreed to a 10% reduction in their monthly compensation.  This reduction in compensation continued through November 2009.

The advisory services agreements also provided for an aggregate performance fee payable on July 1, 2010 based on the difference between the average price of the Company’s common shares for the ten trading days prior to July 1, 2010 on the Toronto Stock Exchange (the “Average Price”) and the Canadian offering price included in the Company’s 2007 rights offering of CDN$3.61 multiplied by an aggregate of 2.2 million, provided that the Average Price exceeds CDN$4.76. This provision survived the expiration of the term of the agreements until July 1, 2010.  The average stock price for the ten trading days prior to July 1, 2010 did not exceed CDN$4.76 therefore no performance fee was paid.

C.

INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

Item 8:

Financial Information

Intertape’s amended and restated consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with a reconciliation to U.S. GAAP included under Note 21 to the consolidated financial statements under Item 17 hereof.  In this Form 20-F, unless otherwise specified, all amounts are expressed in U.S. dollars.

A.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements of Intertape for the years ended December 31, 2010, 2009 and 2008 include the following, which are set forth in Part III, Item 17 hereof:

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

Consolidated Shareholders’ Equity

Consolidated Cash Flows

Consolidated Balance Sheets

Notes to Consolidated Financial Statements

Litigation

In 2009, the Company filed a complaint in the U.S. District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement between the Company and ITI.  The supply agreement provided that the Company would manufacture and supply certain products to ITI, and ITI would purchase such products exclusively from the Company.  The Company alleged that ITI breached this agreement by licensing a third party to manufacture and sell the products.

ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements between the parties.  ITI also alleged that the Company had engaged in trademark infringement, false advertising, deceptive trade practices, unfair competition and consumer fraud.

On July 14, 2010, the Court granted a motion for summary judgment in favor of the Company on the issue of whether the Company had engaged in trademark infringement, false advertising, deceptive trade practices, unfair competition and consumer fraud.  On September 13, 2010, the Court on its own motion determined that the licensing by ITI of its technology to another manufacturer did not violate the supply agreement.  It also ordered that the position of the parties be reversed, with the Company being positioned as the defendant.

On September 22, 2010, a jury trial was held on the remaining issues.  The jury concluded that the Company had breached certain obligations under the supply agreement and the confidentiality agreements, and awarded ITI approximately $13.2 million as compensation for its damages.

On October 27, 2010, the Company filed its post-trial motions with the trial court requesting a judgment as a matter of law, new trial, or remittitur.  On December 17, 2010, the Court granted Intertape’s alternative motion for remittitur.  In its order, the Court offered Plaintiff ITI the choice between accepting a remitted judgment amount of $3,382,775.37 (which included a principal amount of $3 million plus prejudgment interest and attorneys’ fees) or electing a new trial on damages.  On January 5, 2011, ITI filed a notice stating that it had chosen a new trial on damages.  On January 6, 2011, the Court set February 9, 2011 as the date for a new trial and a trial was held on the issue of damages.  On February 11 the jury returned a verdict against the Company in the amount of $700,000.

The execution of the judgment will be stayed during the period for the Court to rule on the post trial motions and appeal.  At December 31, 2010, the Company had posted an appellate bond of $13.2 million related to the original judgment (the “Bond”) plus required post judgment interest.  The Bond was secured with an $8.0 million letter of credit and $5.2 million of cash.

Even though the cash is included in the December 31, 2010 cash balance, it is restricted.  Both the restricted cash and the letter of credit reduced the availability under the ABL as of December 31, 2010.  Subsequent to December 31, 2010, the Bond was adjusted by the Court based upon the Court’s rulings on the post-trial motions.  As of March 10, 2011 the amount of the bond is $1.0 million, which includes $0.7 million of damages and $0.3 million of legal fees and pre-judgment interest.

Though disclosed here, the Company’s management has concluded that although it is possible that it will incur a loss as a result of the ITI litigation, as of now the amount of the contingent loss cannot be reasonably estimated.  In any event, the Company believes that the litigation will not have a significant effect on the Company’s financial position or profitability.

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

Item 9:

The Offer and Listing

A.

OFFER AND LISTING DETAILS

The following table sets forth the reporting of the high and low closing prices for Intertape shares on the Toronto Stock Exchange for the periods indicated.  Also set forth below are the high and low closing prices for Intertape shares on the New York Stock Exchange through December 2009 and the OTC Pink Sheets for 2010 and 2011.   As previously discussed, the Company voluntarily delisted its shares of common stock from the New York Stock Exchange effective December 3, 2009.

Year	Period	Toronto Stock Exchange ($CDN)		New York Stock Exchange ($US) OTC Pink Sheets*
		High	Low	High	Low
2006	Annual	10.44	4.63	9.20	4.01
2007	Annual	6.40	2.49	5.34	2.36
2008	Annual	3.53	0.80	3.59	0.67
2009	Annual	3.07	0.39	2.90	0.26
2010	Annual	3.60	0.92	3.43*	0.93*

2009	First Quarter	1.20	0.39	1.04	0.26
	Second Quarter	1.65	0.50	1.50	0.42
	Third Quarter	2.89	0.89	2.70	0.78
	Fourth Quarter	3.07	1.64	2.90	1.56

2010	First Quarter	3.60	2.39	3.43*	2.31*
	Second Quarter	3.38	2.10	3.31*	2.03*
	Third Quarter	2.25	1.52	2.09*	1.50*
	Fourth Quarter	1.65	0.92	1.54*	0.93*

2010	September	1.82	1.52	1.73*	1.50*
	October	1.65	0.98	1.54*	0.96*
	November	1.49	0.92	1.46*	0.93*
	December	1.26	1.10	1.25*	1.08*

2011	January	1.17	1.02	1.17*	1.04*
	February	1.29	1.13	1.30*	1.12*

Intertape has authorized an unlimited number of voting common shares without par value.  The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution.  The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares.  As of December 31, 2010, there were 58,961,050 issued and outstanding common shares and no issued and outstanding preferred shares of the Company.

B.

PLAN OF DISTRIBUTION

Not Applicable.

C.

MARKETS

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol “ITP.”  The Company’s common shares were traded on the New York Stock Exchange under the symbol “ITP” until December 3, 2009, the effective date of the Company’s voluntary delisting.  The Company’s common shares are traded in the U.S. on the OTC Pink Sheets.

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

Each director is required to own a minimum of USD$20,000.00 of the Company’s common shares, such amount to be measured based on the original purchase price of such shares.  Each director is to comply with this requirement prior to the issuance of the Company’s 2011 proxy form, if permitted by the requirements of applicable Canadian and U.S. laws.  As of March 22, 2011, each of the Directors has complied with this requirement.

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

C.

MATERIAL CONTRACTS

The following is a description of the material contracts the Company was a party to during the last two fiscal years ended December 31, 2010, regardless of when they were initially entered into by Intertape Polymer Group, either directly or through one of its subsidiaries, and that are not in the ordinary course of the Company’s business:

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

•

a Loan and Security Agreement dated March 28, 2008, among certain subsidiaries of the Company, the Lenders referred to therein, Bank of America, N.A., as Agent, and Banc of America Securities LLC, as Sole Lead Arranger and Book Manager for a $200.0 million asset based loan (“ABL”)  The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time.  The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and property, plant, and equipment.  The ABL is priced at Libor plus a loan margin determined from a pricing grid.  The loan margin declines as unused availability increases.  The loan grid ranges from 1.50% to 2.25%.  Unencumbered real estate is subject to a negative pledge in favor of the ABL lenders.  However, the Company retains the ability to secure financing on all or a portion of its owned real estate and have the negative pledge of the ABL lenders subordinated to up to $35.0 million of real estate mortgage financing.  The ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0.  The ratio compares EBITDA (as defined in the ABL) less capital expenditures and pension plan payments in excess of pension plan expense to the sum of debt service and the amortization of the value of equipment in the borrowing base.  The financial covenant becomes effective only when unused availability drops below $25.0 million.  The ABL matures in March 2013.  For a copy of the Loan and Security Agreement see the 6-K filed on May 8, 2008, Film No. 088 13597.

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

SUBSIDIARY INFORMATION

Not Applicable.

Item 11:

Quantitative and Qualitative Disclosures About Market Risk

Information for this Item is set forth in Note 20 to the 2010 audited Consolidated Financial Statements under Item 17 hereof.

Item 12:

Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.

Controls and Procedures

Disclosure Controls and Procedures.  Intertape Polymer Group Inc. (“Intertape Polymer Group” or the “Company”) maintains disclosure controls and procedures designed to ensure not only that information required to be disclosed in its reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, but also that information required to be disclosed by Intertape Polymer Group is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.  The Chief Executive Officer and Chief Financial Officer of Intertape Polymer Group conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2010.  They concluded based on such evaluation that the Company’s disclosure controls and procedures were effective.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2010 based on the criteria etablished in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2010 based on those criteria.

The Company’s independent auditors, Raymond Chabot Grant Thornton LLP, audited the financial statements included in this annual report containing the disclosure required by this Item and has issued an attestation report on management’s assessment of the Company’s internal control over financial reporting which is included in Item 17 of this Form 20-F.

Changes in Internal Control Over Financial Reporting.  There have been no changes in Intertape Polymer Group’s internal control over financial reporting that occurred during 2010 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16:

[RESERVED]

Item 16A:

Audit Committee Financial Expert

The Board of Directors of Intertape has determined that it has at least one audit committee financial expert serving on its audit committee.  Mr. George J. Bunze, having been the Chief Financial Officer of Kruger Inc., and having the attributes set forth in Paragraph 16A(b) of the General Instructions to Form 20-F, has been determined to be an audit committee financial expert.  Further, Mr. Bunze is “independent” as that term is defined by the Toronto Stock Exchange and Sarbanes-Oxley Act.

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

Item 16B:

Code of Ethics

Intertape has adopted a code of ethics entitled “Intertape Polymer Group Inc. Code of Business Conduct and Ethics”, which is applicable to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and all persons performing similar functions.  During the 2010 fiscal year, Intertape did not amend its Code of Business Conduct and Ethics and did not grant a waiver from any provision of its Code of Business Conduct and Ethics.  Intertape will provide, without charge, to any person upon written or oral request, a copy of its Code of Business Conduct and Ethics.  Requests should be directed to Burgess H. Hildreth, Intertape Polymer Group Inc., 3647 Cortez Road West, Bradenton, Florida 34210.  Mr. Hildreth may be reached by telephone at (941) 739-7500.

Item 16C:

Principal Accountant Fees and Services

The following table sets forth the fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, Intertape’s independent auditors, for the fiscal years ended December 31, 2010 and December 31, 2009:

	Year ended December 31,
	2010	2009
Audit Fees	1,010,902	1,196,589
Audit-Related Fees	39,643	129,515
Tax Fees	248,776	243,656
All Other Fees	-----	-----
Total Fees	1,299,321	1,569,760

Audit Fees.  Audit fees were for professional services rendered for the audits of Intertape’s consolidated financial statements and internal control over financial reporting, assisting its Audit Committee in discharging its responsibilities for the review of the Company’s interim consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as consent letters and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.

Audit-Related Fees.  Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of Intertape consolidated financial statements and are not reported under the caption “Audit Fees” above.  These services included consultations concerning financial accounting and reporting standards.

Tax Fees.  Tax fees were for tax compliance, tax advice and tax planning.  These services included the preparation of the Canadian subsidiaries’ income tax returns, assistance with questions regarding tax audits from the various taxation authorities in Canada and tax planning relating to common forms of domestic and international taxation.

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

The Board of Directors considers that Robert M. Beil, George J. Bunze, Jorge N. Quintas, Robert J. Foster and Torsten A. Schermer are independent within the meaning of Multilateral Instrument 52-110 Audit Committees.

(b)

Disclose the identity of directors who are not independent, and describe the basis for that determination.

The Board of Directors considers that Melbourne F. Yull, Gregory A. Yull and Eric E. Baker are not independent within the meaning of National Instrument 52-110 Audit Committees.  Mr. Melbourne F. Yull was the Executive Director of the Company and is associated with Sammana Group Inc., which entered into a support services agreement with the Company.  Mr. Gregory A. Yull is the Chief Executive Officer of the Company, and Mr. Baker is a shareholder, director and senior officer of Altacap II Inc., which has entered into a support services agreement with the Company.

(c)

Disclose whether or not a majority of directors are independent.  If a majority of directors are not independent, describe what the board of directors does to facilitate its exercise of independent judgment in carrying out its responsibilities.

The Board of Directors considers that five of the eight directors are independent within the meaning of National Instrument 52-110 Audit Committees.  Accordingly, a majority of the Board of Directors is independent.  In addition, all three members of the Audit Committee of the Board of Directors are independent directors.  The members of the Audit Committee are George J. Bunze (Chairman), Robert J. Foster and Torsten A. Schermer.  If necessary, the independent members of the Board of Directors can meet without the presence of the non-independent directors.

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

Eric E. Baker, the Chairman of the Board of Directors, is not an independent director.  The Board of Directors has not appointed a lead director.  In each of their respective areas, the chairman of the Audit Committee and Compensation Committee provide leadership for the independent directors.

(g)

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

During the period from January 1, 2010 through December 31, 2010, the Board of Directors held seven (7) meetings.  Attendance of directors at the foregoing meetings is set out in the table below.

Board Member	# of Meetings Attended
Melbourne F. Yull	7
Eric E. Baker	7
Jorge N. Quintas	6
George J. Bunze	7
Torsten A. Schermer	7
Robert M. Beil	7
Robert J. Foster(1)	2
Gregory A. Yull(2)	2

(1) Mr. Robert J. Foster was appointed to the Board on June 8, 2010.

(2) Mr. Gregory A. Yull was appointed to the Board on August 2, 2010.

2.

Board Mandate

Disclose the text of the board’s written mandate.  If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the Board is to supervise the management of the business and affairs of the Company, including the development of major policies and strategies and the identification of the risks of the Company’s business and the implementation of the appropriate systems to manage these risks.  The formal mandate of the Board is as follows:

MANDATE OF THE BOARD OF DIRECTORS OF THE CORPORATION

The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation, including the development of major policies and strategies and the identification of the risks of the Corporation’s business and implementation of the appropriate systems to manage these risks.

The Board of Directors has the responsibility for:

1.

Executive/Senior Management

1.1

Selecting, appointing, evaluating and (if necessary) terminating the Chief Executive Officer.

1.2

Succession planning, including appointing, training and monitoring the performance of senior management.

1.3

Approving the compensation of the senior management team and the remuneration of the Board of Directors.

2.

Business Strategy/Plans/Budgets

2.1

The development of major policies and strategies of the Corporation, as well as the approval of strategic plans and the monitoring of the Corporation’s performance against plans.

2.2

Approving annual capital and operating plans and monitoring performance against those plans.

2.3

Approving all material amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

3.

Finance

3.1

Approving dividend distributions to the Corporation’s shareholders, if any.

4.

Audit/Risk Management

4.1

Establishing policies and processes to identify business risks and ensure that systems and actions are in place to manage such risks.

4.2

Recommending the appointment of the external auditors to the shareholders at their annual meeting.

4.3

Approving external auditor scope of work and fees for annual audits and the scope of work and fees of any non-audit related projects or engagements.

4.4

Approving the quarterly and annual financial statements, the quarterly and annual Management’s Discussion and Analysis and the related news releases.

4.5

Establishing policies and processes to ensure the integrity of the Corporation’s internal control and management information systems.

5.

Corporate Governance

5.1

Providing appropriate orientation for new Directors.

5.2

Assessing, on an annual basis, the effectiveness of the Board as a whole, as well as periodically evaluating the contribution of individual members of the Board.

5.3

Approving a process for communication with the Corporation’s shareholders.

5.4

Approving the nominees as Directors for election to the Board of Directors at the annual meeting of shareholders.

5.5

Establishing committees of the Board of Directors and approving their Chair, their respective mandates and the limits of authority delegated to each of these committees.

5.6

Monitoring compliance with the Corporation’s Code of Conduct and Business Ethics.

5.7

Establishing an effective process of corporate governance consistent with applicable regulatory requirements.

* * * * *

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

The Company’s Chief Executive Officer was appointed by the Board on June 8, 2010.  The position description for the Chief Executive Officer, as previously adopted by the Board of Directors, is set forth below.

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

(v)

Subject to Board of Directors’ approval, developing and monitoring the various research and development programs consistent with the strategy of the Company.

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

All directors, officers and employees of the Company are strongly encouraged to discuss all issues with appropriate personnel at the Company in cases where they suspect that a potential breach of the Code of Conduct may have occurred.  Any waiver of a provision of the Code of Conduct for executive officers or directors of the Company may be made only by the Board or a committee thereof and will be promptly disclosed as required by law or by the regulations of the Toronto Stock Exchange.  To the knowledge of the directors and officers of the Company, there has not been any instance of departure from the Code of Conduct within the last twelve months.  Persons who violate the standards set out in the Code of Conduct will be subject to disciplinary action.

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

The Nominating & Governance Committee identifies and recommends to the Board, when appropriate, skill sets and individuals who could add value to the Board.

(b)

Disclose whether or not the board has a nominating committee composed entirely of independent directors.  If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The members of the Nominating & Governance Committee are Eric E. Baker, Robert M. Beil, and George J. Bunze.  The Nominating & Governance Committee is not composed entirely of independent directors, inasmuch as Eric E. Baker is not an independent director.  The majority of the members of the Nominating & Governance Committee, however, are independent, as is a majority of the members of the Board, ensuring any candidate recommended to the Board by the Nominating & Governance Committee is approved by a majority of independent members of the Nominating & Governance Committee and the Board.

(c)

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The members of the Nominating & Governance Committee are appointed by the Board annually.  The charter of the Nominating & Governance Committee is as follows:

NOMINATING & GOVERNANCE COMMITTEE CHARTER

1.

PURPOSE

The Nominating & Governance Committee (the “Committee”) of Intertape Polymer Group Inc. (the “Corporation”) is a committee appointed by the Board of Directors (the “Board”), whose primary function is to assist the Board in fulfilling its applicable responsibilities to the Corporation, its shareholders, and others by:

(a)

assessing on an annual basis the effectiveness of the Board as a whole as well as evaluating periodically the contribution of individual Board members;

(b)

identifying individuals qualified to become Board members and recommending to the Board new nominees for appointment to the Board for the next annual meeting of the shareholders;

(c)

providing appropriate orientation to new directors;

(d)

recommending to the Board director nominees for each committee;

(e)

recommending to the Board the Corporate Governance Guidelines applicable to the Corporation (the “Guidelines”); and

(f)

reviewing and advising the Board at least annually as to corporate governance issues.

2.

COMPOSITION AND MEETINGS

(1)

The Committee shall consist of such Directors as are determined by the Board (but in no event shall the Board consist of fewer than three or more than eleven members).  Until otherwise required by law or the rules of an exchange, only a majority of the members shall be unrelated directors (as defined by The Toronto Stock Exchange) and shall meet the independence requirements of the New York Stock Exchange.  In addition, each member of the Committee shall be required to review and become fully familiar with the Guidelines and this Charter.

(2)

The members of the Committee and its Chairman shall be appointed by the Board on an annual basis, or until their successors are duly appointed.  Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by majority vote of the full Committee Membership.

(3)

The Committee shall meet at least twice a year or more frequently as circumstances require.  The Committee may ask members of management or others to attend meetings or to provide information as necessary.  The Committee shall have full access to all information it deems appropriate for the purpose of fulfilling its role.  In addition, the Committee may, if authorized by the Board, retain the services of outside experts to the extent required.

(4)

A quorum for the transaction of business at any meeting of the Committee shall be a majority of the members of the Committee or such greater number as the Board or Committee shall by resolution determine.

(5)

Meetings of the Committee shall be held from time to time, as any Committee member may request upon 48 hours notice to each of the members.  The notice period may be waived by all members of the Committee.  Each of the Chairman of the Board, the Chief Executive Officer, the Chief Financial Officer or the Secretary shall be entitled to request that any member of the Committee call a meeting.

3.

ROLE

(1)

The Committee shall make regular reports to the Board, including the prompt submission to the Board of minutes of all Committee meetings.

(2)

The Committee shall provide to the Board a timely summary of its composition and activities for insertion in the Corporation’s annual report.

(3)

The Committee shall annually review this Charter and recommend to the Board any proposed changes.

(4)

The Committee should, as necessary or appropriate, establish qualifications for directors and procedures for identifying possible nominees who meet these criteria.

(5)

The Committee should analyze the needs of the Board when vacancies arise on the Board and identify and recommend to the Board nominees who meet such needs.

(6)

The Committee shall review, on a periodic basis, the size and composition of the Board and ensure that an appropriate number of unrelated and independent directors sit on the Board.

(7)

The Committee may, if authorized by the Board, obtain the advice and assistance from legal, accounting or other advisors.

(8)

The Committee shall assess (i) at least annually, the effectiveness of the Board as a whole and the other Board committees, and (ii) at least every three (3) years, the contribution and qualification of individual directors, including making recommendations where appropriate that a sitting director be removed or not reappointed.

(9)

The Committee should provide orientation or information as requested to new directors.

(10)

The Committee shall review with the Board the Committee’s judgment as to the quality of the Corporation’s governance and the sufficiency of the Guidelines and suggest changes to the Guidelines as determined appropriate.

(11)

Notwithstanding the foregoing and subject to applicable law, nothing contained in this Charter is intended to require the Committee to ensure the Corporation’s compliance with applicable laws or regulations.

The Committee is a committee of the Board and as such is not, and shall not be, deemed to be an agent of the Corporation’s shareholders for any purpose whatsoever.  The Board may, from time to time, permit minor departures from the terms hereof, either prospectively or retrospectively, and no provision contained herein is intended to give rise to civil liability to security holders of the Corporation or other liability whatsoever.

* * * * *

7.

Compensation

(a)

Describe the process by which the board determines the compensation for the issuer’s directors and officers.

This discussion describes the Company’s compensation program for each person who acted as Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and CFO, whose total compensation was more than $150,000 in the Company’s last financial year (each a “Named Executive Officer” or “NEO” and collectively, the “Named Executive Officers”).  This section addresses the Company’s philosophy and objectives and provides a review of the process that the Compensation Committee follows in deciding how to compensate the Named Executive Officers.

Compensation Program Philosophy

The Company’s executive compensation philosophy and program objectives are directed primarily by two guiding principles.  First, the program is intended to provide competitive levels of compensation, at expected levels of performance, in order to attract, motivate and retain talented executives.  Second, the program is intended to create an alignment of interest between the Company’s executives and shareholders so that a significant portion of each executive’s compensation is linked to maximizing shareholder value.  In support of this philosophy, the executive compensation program is designed to reward performance that is directly relevant to the Company’s short-term and long-term success.  The Company attempts to provide both short-term and long-term incentive compensation that varies based on corporate and individual performance.

Three primary components comprise the Company’s compensation program.  They are basic salary, annual incentive bonuses based on performance, and long-term stock options granted pursuant to the Company’s Executive Stock Option Plan (“ESOP”).  Each element of compensation fulfills a different role in attracting, retaining and motivating qualified executives and employees with the expertise and skills required in the business of the Company, who can effectively contribute to its long-term success and objectives.  The following discussion describes the Company’s executive compensation program by component of compensation and discusses how each component relates to the Company’s overall executive compensation objective.  In establishing the executive compensation program, the Company believes that:

(a)

base salaries provide an immediate cash incentive for the Company’s Named Executive Officers and should be at levels competitive with peer companies that compete with the Company for business opportunities and executive talent;

(b)

annual incentive bonuses encourage and reward performance over the financial year compared to predefined goals and objectives and reflect progress toward company-wide performance objectives and personal objectives; and

(c)

stock options ensure that the Named Executive Officers are motivated to achieve long-term growth of the Company and continuing increases in shareholder value, and provide capital accumulation linked directly to the Company’s performance.

The Company places equal emphasis on base salary and stock options as short-term and long-term incentives, respectively.  Annual incentive bonuses are related to performance and may form a greater or lesser part of the entire compensation package in any given year.

Purpose

The Company’s executive compensation program has been designed to accomplish the following long-term objectives:

(a)

create a proper balance between building shareholder wealth and competitive executive compensation while maintaining good corporate governance;

(b)

produce long-term, positive results for the Company’s shareholders;

(c)

align executive compensation with corporate performance and appropriate peer-group comparisons; and

(d)

provide market-competitive compensation and benefits that will enable the Company to recruit, retain and motivate the executive talent necessary to be successful.

Compensation Process

The Compensation Committee administers the Company’s compensation program in accordance with the mandate set out in the Compensation Committee’s charter, which has been adopted by the Board of Directors of the Company (the “Board”).  Part of the mandate is to evaluate and recommend to the Board compensation policies and programs for the Company’s directors, executive officers and senior management, including option grants under the ESOP described below.  The Compensation Committee has the authority to retain compensation consultants to assist in the evaluation of director, chief executive officer and senior executive compensation.

The Compensation Committee is appointed by the Board and is currently composed of three directors, that is, Robert M. Beil (Chairman), Torsten A. Schermer and Jorge N. Quintas, none of whom is or has been at any previous time an employee of the Corporation or any of its subsidiaries.

(b)

Disclose whether or not the board has a compensation committee composed entirely of independent directors.  If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is composed entirely of independent directors within the meaning of National Instrument 52-110 Audit Committees.  The members of the Compensation Committee are Robert M. Beil (Chairman) and Torsten A. Schermer and Jorge N. Quintas.

(c)

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

See Item (a) above.

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

During the fiscal year ended December 31, 2010, the Board did not retain the services of a compensation consultant or advisor.

8.

Other Board Committees

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The only committee of the Board other than the Audit Committee, Compensation Committee and Nominating Committee is the Executive Committee, which is comprised of Eric E. Baker and Melbourne F. Yull.  The function of the Executive Committee is to provide strategic direction for the Company.

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

Item 18.

Financial Statements

Not Applicable.

Item 19.

Exhibits

The Amended and Restated Consolidated Financial Statements and the following exhibits are filed as part of this Annual Report on Form 20-F and are incorporated herein by reference.

A.

Financial Statements

•

Management’s Responsibility for Financial Statements

•

Management’s Report on Internal Control over Financial Reporting

•

Independent Auditor’s Report

•

Independent Auditors’ Report on Internal Control over Financial Reporting

•

Financial Statements

Consolidated Earnings

Consolidated Comprehensive Income (Loss)

Consolidated Shareholders’ Equity

Consolidated Cash Flows

Consolidated Balance Sheets

Notes to Consolidated Financial Statements

B.

Exhibits:

1.1	Articles of Amalgamation as amended incorporated herein by reference to Exhibit 3.3 to S-4 filed October 26, 2004, File No. 333-119982-26
1.2	General By-law 2003-1 incorporated herein by reference to Exhibit 3.4 to S-4 filed October 26, 2004, File No. 333-119982-26
4.1	Amended Executive Stock Option Plan incorporated herein by reference to S-8 filed July 5, 2006, File No. 333-135599
4.2

Purchase Agreement, Registration Rights Agreement and Indenture incorporated herein by reference to the Registration Statement filed on October 26, 2004 as Registration No. 333-119982 as amended on www.sec.gov in the United States

4.3	Loan and Security Agreement filed under 6-K on May 8, 2008, Film No. 08813597
8.1	A list of all of Intertape’s significant subsidiaries is set forth in Item 4C of this Form 20-F.
10.1

During 2010, Intertape was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.  Intertape’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which Intertape’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))
12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a) or Rule 15d-14(a) (17 CFR 240.15d-14(a))
13.1

Certification of the Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

13.2

Certification of the Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

14.1	Audit Committee Charter incorporated herein by reference
15.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Intertape Polymer Group Inc.

By: /s/ Gregory A.C. Yull

      Gregory A.C. Yull, Chief Executive Officer

Dated March 30, 2011

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

ORLDOCS 12110438 5

92