Form 20-F
period 2012-12-31
INTERTAPE POLYMER GROUP INC
filed 2013-03-26
CIK 880224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without nominal or par value	Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Not applicable

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2012, there were 59,625,039 common shares outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

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

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

The selected financial data presented below for the three years ended December 31, 2012 is presented in US dollars and is derived from Intertape Polymer Group Inc.’s (“Intertape”, “Intertape Polymer Group”, or the “Company”) consolidated financial statements in US dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”). The information set forth below was extracted from the consolidated financial statements and related notes included in this annual report and annual reports previously filed and should be read in conjunction with such consolidated financial statements. As required by the Canadian Accounting Standards Board, the Company adopted IFRS on January 1, 2011 and the Company’s financial information for 2010, with the exception of statements as of the transition date of January 1, 2010, has been restated to comply with IFRS. Information prior to the transition date has not been restated.

	As at and for the Year Ended December 31
	2012		2011	2010
	(in thousands of US dollars except percentages, shares and per share data)
Statements of Consolidated Earnings (Loss):
Revenue		784,430	786,737	720,516

Net Earnings (Loss) before Taxes		22,882	10,874	(15,316)
Net Earnings (Loss)		22,507	8,954	(48,549)
Earnings (Loss) per Share
Basic		0.38	0.15	(0.82)
Diluted		0.37	0.15	(0.82)

Balance Sheets:
Total Assets		426,152	446,723	476,614
Capital Stock		351,702	348,148	348,148
Shareholders’ Equity		153,834	137,178	144,085
Number of Common Shares Outstanding		59,625,039	58,961,050	58,961,050
Dividends Declared per Share	CDN$	0.08	—	—

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Current economic conditions and uncertain economic forecast could adversely affect the Company’s results of operations and financial conditions.

Unfavorable changes in the global economy have affected and may affect the demand for the Company’s products. Adverse economic conditions could also increase the likelihood of customer delinquencies. A prolonged period of economic decline would have a material adverse effect on the results of operations, gross margins, and the overall financial condition of the Company, as well as exacerbate the other risk factors set forth below.

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

The Company’s significant debt could adversely affect its financial condition and prevent it from fulfilling its obligations under its ABL or Senior Subordinated Notes.

The Company has a significant amount of indebtedness. As of December 31, 2012, the Company had outstanding debt of $151.3 million, which represented 50% of its total capitalization. Of such total debt, approximately $110.4 million, or all of the Company’s outstanding senior debt, was secured.

The Company’s significant indebtedness could adversely affect its financial condition and make it more difficult for the Company to satisfy its obligations with respect to the Senior Subordinated Notes, as well as its obligations under its ABL. The Company’s substantial indebtedness could also increase its vulnerability to adverse general economic and industry conditions; require the Company to dedicate a substantial portion of its cash flows from operations to payments on its indebtedness, thereby reducing the availability of the Company’s cash flows to fund working capital, capital expenditures, research and development efforts and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have less debt; and limit the Company’s ability to borrow additional funds on terms that are satisfactory to it or at all.

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

The Company depends on its subsidiaries for cash to meet its obligations and pay any dividends.

The Company is a holding company. Its subsidiaries conduct all of its operations and own substantially all of its assets. Consequently, the Company’s cash flow and its ability to meet its obligations or pay dividends to its stockholders depend upon the cash flow of its subsidiaries and the payment of funds by its subsidiaries to the Company in the form of dividends, tax sharing payments or otherwise. The Company’s subsidiaries’ ability to provide funding will depend on, amongst others, their earnings, the terms of indebtedness from time to time, tax considerations and legal restrictions.

Payment of dividends may not continue in the future, and the payment of dividends is subject to restriction.

In August 2012, the Board of Directors initiated the payment of a semi-annual cash dividend. The future declaration and payment of dividends, if any, will be at the discretion of the Board of Directors and will depend on a number of factors, including the Company’s financial and operating results, financial position, and anticipated cash requirements. The Company can give no assurance that dividends will be declared and paid in the future or, if declared and paid in the future, at the same level as in the past. Additionally, the Company’s ABL and Indenture restricts its ability to pay dividends if the Company does not maintain certain borrowing availability or if the Company is in default.

Fluctuations in raw material costs or the unavailability of raw materials may adversely affect the Company’s profitability.

Historically, the Company has not always been able to pass on significant raw material cost increases through price increases to its customers. The Company’s results of operations in prior years at times have been negatively impacted by raw material cost increases and decreases. These fluctuations adversely affected the Company’s profitability. As a result of raw material cost fluctuations, the Company may have to either hold prices firm, which results in a reduced market share, or decrease prices which compresses the Company’s gross margins. The Company’s profitability in the future may be adversely affected due to continuing fluctuations in raw material prices. Additionally, the Company relies on its suppliers for deliveries of raw materials. If any of its suppliers are unable to deliver raw materials to the Company for an extended period of time, there is no assurance that the Company’s raw material requirements would be met by other suppliers on acceptable terms, or at all, which could have a material adverse effect on the Company’s results of operations.

A downgrade of the Company’s credit ratings would have a negative impact on the Company’s ability to obtain credit and on the trading price of its common shares.

The Company’s Senior Subordinated Notes, as of March 11, 2013, are rated Caa1 by Moody Investor Services, Inc. and B- by Standard & Poor’s Financial Services, LLC. These ratings are considered below investment grade. In the event the Company’s credit ratings are downgraded, it would adversely affect the Company’s cost of borrowing, access to capital markets and trading price of its common shares. A significant downgrade could also adversely affect payment terms with the Company’s suppliers.

The failure to maintain effective internal control over financial reporting in accordance with applicable securities laws could cause the Company’s stock price to decline.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, as well as applicable Canadian securities laws require annual management assessments of the effectiveness of the Company’s internal control over financial reporting and a report by the Company’s independent registered public accounting firm to express an opinion on these controls based on their audit. If the Company fails to maintain effective internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, the Company may not be able to conclude that it has effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission or applicable Canadian securities laws. The Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012. If the Company cannot in the future favorably assess, or the Company’s independent registered public accounting firm is unable to provide an unqualified attestation report on the effectiveness of the Company’s internal control over financial reporting, investors may lose confidence in the reliability of the Company’s financial reports, which could cause the Company’s stock price to decline.

The Company’s pension and other post-retirement benefit plans are unfunded which could require Company contributions.

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $39.3 million as of December 31, 2012 as compared to $36.8 million at the end of 2011. For 2012 and 2011, the Company contributed $5.6 million and $4.3 million, respectively, to its funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit. In addition, the Company cannot predict whether a change in factors such as pension asset performance or interest rates, will require the Company to make a contribution in excess of its current expectations. Further, the Company may not have the funds necessary to meet future minimum pension funding requirements or be able to meet its pension benefit plan funding obligation through cash flows from operations.

The Company’s ability to achieve its growth objectives depends in part on the timing and market acceptance of its new products.

Intertape Polymer Group’s business plan involves the introduction of new products, which are both developed internally and obtained through acquisitions. The Company’s ability to introduce these products successfully depends on the demand for the products, as well as their price and quality. In the event the market does not accept these products or competitors introduce similar products, the Company’s ability to expand its markets and generate organic growth could be negatively impacted which could have an adverse effect on its operating results.

The Company’s competition and customer preferences could impact the Company’s profitability.

The markets for Intertape Polymer Group’s products are highly competitive. Competition in its markets is primarily based upon the quality, breadth and performance characteristics of its products, customer service and price. The Company’s ability to compete successfully depends upon a variety of factors, including its ability to increase plant efficiencies and reduce manufacturing costs, as well as its access to quality, low-cost raw materials.

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

The Company’s customer contracts contain termination provisions that could decrease the Company’s future revenues and earnings.

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

The Company has customers and operations located outside the United States and Canada. In 2012, sales to customers located outside the United States and Canada represented approximately 8% of its sales. The Company’s international operations present it with a number of risks and challenges, including potential difficulties staffing and managing its foreign operations, potential adverse changes in tax regulations affecting tax rates and the way the United States and other countries tax multinational companies, the effective marketing of the Company’s products in other countries; tariffs and other trade barriers; and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance.

In addition, the Company’s financial statements are reported in US dollars while a portion of its sales is made in other currencies, primarily the Canadian dollar and the Euro. A portion of the Company’s debt is also denominated in currencies other than the US dollar. As a result, fluctuations in exchange rates between the US dollar and foreign currencies can have a negative impact on the Company’s reported operating results and financial condition. Moreover, in some cases, the currency of the Company’s sales does not match the currency in which it incurs costs, which can negatively affect its profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility where the facility faces competition from non-local producers, as well as the Company’s ability to successfully market its products in export markets.

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

Except as described in Item 4B(8) below, the Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations and that it has obtained, and is in material compliance with, all material permits required under environmental laws and regulations. Although certain of the Company’s facilities emit toluene and other pollutants into the air, these emissions are within current permitted limitations. The Company believes that these emissions from its US facilities will meet the applicable future federal Maximum Available Control Technology (“MACT”) requirements, although additional testing or modifications at the facilities may be required. The Company believes that the ultimate resolution of these matters should not have a material adverse effect on its financial condition or results of operations.

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

Acquisitions could expose the Company to significant business risks.

The Company may make strategic acquisitions that would complement its existing products, expand its customer base and markets, improve distribution efficiencies and enhance its technological capabilities. Financial risks from these acquisitions include the use of the Company’s cash resources and incurring additional debt and liabilities. Further, there are possible operational risks including difficulties in assimilating and integrating the operations, products, technology, information systems and personnel of acquired companies; the loss of key personnel of acquired entities; the entry into markets in which the Company has no or limited prior experience; and difficulties honoring commitments made to customers of the acquired companies prior to the acquisition. The failure to adequately address these risks could adversely affect the Company’s business.

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

The Company’s manufacturing plant rationalization initiatives may result in higher costs and less savings than anticipated.

The Company has implemented several manufacturing plant rationalization initiatives. Each initiative may not be completed as planned and as a result, the costs and capital expenditures incurred by the Company may substantially exceed projections. This could result in additional debt incurred by the Company, reduced production and the loss of anticipated manufacturing cost savings.

Because Intertape Polymer Group is a Canadian company, it may be difficult to enforce rights under US bankruptcy laws.

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

It may be difficult for investors to enforce civil liabilities against Intertape Polymer Group under US federal and state securities laws.

Intertape Polymer Group and certain of its subsidiaries are incorporated under the laws of Canada. Certain of their directors and executive officers are residents of Canada and a portion of their assets are located outside of the United States. In addition, certain subsidiaries are located in other foreign jurisdictions. As a result, it may be difficult or impossible for US investors to effect service of process within the United States upon Intertape Polymer Group, its Canadian subsidiaries, or its other foreign subsidiaries, or those directors and officers or to realize against them upon judgments of courts of the United States predicated upon the civil liability provisions of US federal securities laws or securities or blue sky laws of any state within the United States. The Company believes that a judgment of a US court predicated solely upon the civil liability provisions of the Securities Act of 1933, as amended and/or the Exchange Act of 1934, as amended (“Exchange Act”) would likely be enforceable in Canada if the US court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure that this will be the case. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

The Company’s exemptions under the Securities Exchange Act of 1934, as amended, as a foreign private issuer limits the protections and information afforded investors.

Intertape Polymer Group is a foreign private issuer within the meaning of the rules promulgated under the Exchange Act. As such, it is exempt from certain provisions applicable to United States companies with securities registered under the Exchange Act, including: the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuers’ equity securities within a period of less than six months). Because of these exemptions, purchasers of Intertape Polymer Group’s securities are not afforded the same protections or information generally available to investors in public companies organized in the United States. Prior to December 31, 2000, the Company filed its annual reports on Form 20-F. Commencing with the year ended December 31, 2000 through December 31, 2007, and again for the year ended December 31, 2009, the Company filed its annual reports on Form 40-F. For the years ended December 31, 2008 and December 31, 2010, Intertape Polymer Group filed its annual report on Form 20-F. Commencing for the year ended December 31, 2010 and going forward, the Company has elected to file its annual report on Form 20-F which also fulfills the requirements of the Annual Information Form required in Canada thus necessitating only one report. Intertape Polymer Group reports on Form 6-K with the United States Securities and Exchange Commission and publicly releases quarterly financial reports.

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

The Company entered into an Asset Purchase Agreement in July 2011 to acquire equipment, a customer list and intellectual property to supplement the Company’s existing water activated tape business. The Company’s total expenditure with respect to the acquisition was $0.9 million.

Intertape Polymer Group closed its Brantford, Ontario, facility during the second quarter of 2011 and discontinued the manufacture of certain products that were produced solely at the Brantford, Ontario, plant. Intertape Polymer Group also sold various assets of the Brantford, Ontario, facility. Intertape Polymer Group also sold its Hawkesbury, Ontario, plant in 2011. In the fourth quarter of 2012, the Company ceased manufacturing operations at its Richmond, Kentucky, manufacturing facility.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement (the “Equipment Finance Agreement”) in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through December 31, 2013. The Equipment Finance Agreement will have quarterly scheduling of amounts with each schedule having a term of sixty months and a fixed interest rate. The average of the fixed interest rates is expected to be less than 3.0%. The Company entered into the first schedule on September 27, 2012 for $2.7 million at an interest rate of 2.74% with 60 monthly payments of $48,577 and the last payment due on October 2, 2017. The Company entered into the second schedule on December 28, 2012 for $2.6 million at an interest rate of 2.74% with 60 monthly payments of $46,258 and the last payment due on December 31, 2017.

As of the result of an internal restructuring, effective December 31, 2012, the Company liquidated and dissolved ECP L.P. and ECP GP II Inc., its Canadian operating companies, and all business, assets and liabilities were transferred to Intertape Polymer Inc., another Canadian subsidiary of the Company. Also effective December 31, 2012, the Company liquidated and dissolved Polymer International Corp., a Virginia corporation, and all of its assets and liabilities are with Intertape Polymer Corp., a Delaware corporation, a US subsidiary of the Company.

In February 2013, the Company announced an initiative to invest $26 million, excluding real estate, to relocate within the same region and modernize its Columbia, South Carolina, manufacturing operation. The new facility will include state-of-the-art manufacturing equipment which the Company believes will allow it to realize significant productivity gains, provide a better working environment for employees, and benefit from advanced environmental controls. In March 2013, the Company entered into a letter of intent to purchase a manufacturing facility in Blythewood, South Carolina. The cost of the building, including improvements, is expected to total approximately $13.5 million.

The Company’s total capital expenditures in connection with property, plant and equipment were $21.6 million and $14.0 million for the years 2012 and 2011, respectively. The majority of the expenditures were to update existing manufacturing equipment and to obtain new equipment.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal year.

B.	BUSINESS OVERVIEW

Intertape Polymer Group is a recognized leader in the specialty packaging industry in North America. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial use and retail applications. The Company’s products include carton sealing tapes, including Intertape™ pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; Exlfilm® shrink film; StretchFlex® stretch wrap, engineered coated fabric products, and flexible intermediate bulk containers (“FIBCs”). These products are sold through a variety of industrial and specialty distributors with a focus on sales to the construction and agricultural markets as well as the flexible packaging market.

The Company has approximately 1,800 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

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

The Company has had a sales presence in Europe for many years with supply and services coming from the United States. In December 2010, the Company established a local facility near Flensburg, Germany, to support the Company’s increased focus in Europe with expansion into several different market segments through an increased sales force. The new facility allows the Company to service its customers with pressure sensitive tapes including the following Intertape™ branded products: masking tapes, flatback tapes, aluminum foil tapes, double coated tapes, cloth duct tapes as well as several electrical and electronic grade tapes. In addition, Central® brands of water activated tapes have been stocked in the distribution center. This new facility is helping service the Company’s European customers with faster deliveries and smaller minimum order quantities and is succeeding in increasing the Company’s brand recognition in Europe.

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

In 2009, the Company filed a complaint in the US District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million.

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

2012

During 2012, the Company continued to focus on developing and selling higher margin products, reducing variable manufacturing costs, executing on previously announced manufacturing plant initiatives and optimizing its debt structure. The Company took several steps during 2012 to accomplish these objectives.

The Company has a $200.0 million Asset Based Loan (“ABL”) entered into with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories, and equipment. The ABL is priced at LIBOR plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases. The pricing grid of the ABL, prior to the February 1, 2012 amendment, ranged from 1.5% to 2.25%. Unencumbered real estate is subject to a negative pledge in favor of the ABL lenders. However the Company retained the ability to secure financing on all or a portion of its owned real estate up to $35.0 million and have the negative pledge in favor of the ABL lenders terminated. The ABL was scheduled to mature in March 2013. Effective February 1, 2012, the Company entered into a Third Amendment to Loan and Security Agreement among certain subsidiaries of the Company, the Lenders referred to therein, Bank of America, N.A., as agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Lead Arranger and Wells Fargo Capital Finance, LLC, as “right side” joint lead arranger. The Third Amendment extended the maturity date of the ABL to February 2017 from March 2013, however the new maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing Senior Subordinated Notes) if such Notes have not been retired or if certain other conditions have not been met. Under the Third Amendment the interest rate will increase modestly while several other modifications in the terms provide the Company with greater flexibility. The pricing grid of the extended ABL ranges from 1.75% to 2.25%.

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky facility with the majority of production to be transferred to its Carbondale, Illinois, facility. The Company also announced the transfer of the shrink film production business from its Truro, Nova Scotia facility to its Tremonton, Utah plant. The Company believes this will allow it to further optimize its manufacturing footprint and generate significant annual savings. The Richmond, Kentucky plant is idle and it is anticipated it will close during the first half of 2013.

During 2012, the Company redeemed $80.0 million of its Senior Subordinated Notes, $25.0 million on August 1, 2012 and $55.0 million on December 13, 2012, both at par value. The notional amount of Senior Subordinated Notes outstanding after the redemptions is $38.7 million. The Senior Subordinated Notes mature on August 1, 2014.

On August 14, 2012, the Company entered into an Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million. The terms of the arrangements include multiple individual capital leases, each of which will have a term of sixty months and a fixed interest rate. The average of the fixed interest rates is expected to be less than 3%. If the Company does not finance the full amount of $4.0 million and $20.0 million by December 31, 2012 and December 31, 2013, respectively, then the Company will be required to pay a Reinvestment Premium as defined under the Equipment Finance Agreement on the difference between those amounts and the amounts actually funded in each of those years. The Company financed the required amounts and was not subject to a Reinvestment Premium.

On October 10, 2012, the Company paid a dividend of CDN$0.08 per common share, to shareholders of record at the close of business on September 21, 2012. The aggregate amount of the dividend paid was USD$4.8 million.

On October 16, 2012, the Company prepaid in full $1.9 million, the outstanding balance on its $3.0 million mortgage on its Danville, Virginia, facility which was originally due July 1, 2013.

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis over the ten year term. The maturity of the loan may be accelerated if the ABL is not extended and if Bank of America, N.A. ceases to be the agent by reason of an action of the Company. A portion of the loan may be required to be repaid early if any mortgage properties are disposed of prior to October 31, 2022. Interest on the Real Estate Loan through December 31, 2012, was at a rate of 30-day LIBOR plus 250 basis points. Thereafter, the Real Estate Loan will bear interest at a rate of 30-day LIBOR plus a loan margin between 225 and 275 basis points based on a pricing grid as defined in the loan agreement. The Real Estate Loan contains two financial covenants, both of which are determined at the end of each fiscal month. The Company has been in compliance with these covenants since entering into the Real Estate Loan. The loan is secured by certain of the Company’s real estate.

(1)	Products, Markets and Distribution

(a)	Tapes

The Company manufactures a variety of paper and film based tapes, including pressure sensitive and water-activated carton sealing tapes; industrial and performance specialty tapes including paper, flatback, duct, double-coated foil, electrical filament tapes and stencil products.

The Company is the only packaging company that manufactures tapes using all four adhesive technologies: hot melt, acrylic, natural rubber and water-activated. As a vertically integrated manufacturer, Intertape Polymer Group has unique capabilities to produce its own adhesives used in the manufacture of its finished tape.

The Company’s tape products are manufactured and sold under the Company’s brands including Intertape™, Central®, Crowell®, American®, Anchor®, ExlfilmPlus™, and Exlfilm®, to industrial distributors and retailers, and are manufactured for sale to third parties under private brands.

Tape products launched in 2011 and 2012 include new transfer adhesive products, clean removal tensilized polypropylene and filament products, UL 723 rated aluminum foil and UL 181 rated HVAC tapes, and hot melt carton sealing tape manufactured with a proprietary Corru-Grip™ adhesive formulation for optimal closure of highly recycled corrugate. Further information regarding these new products can be found in the Research & Development section of this document.

In 2012, the Company redirected its focus to address specific solutions the Company is able to provide for the following targeted markets: Fulfillment, General Manufacturing, Food Processing and Specialty (Oil and Gas, HVAC, Aerospace, Residential and Commercial Painting, Building and Construction, and Mass Transportation).

For the years ending December 31, 2012, December 31, 2011, and December 31, 2010, tapes accounted for 66%, 66%, and 64%, respectively, of the Company’s revenue.

The Company’s tape products consist of two main product groups, Carton Sealing Tapes and Industrial & Specialty Tapes.

Carton Sealing Tapes

Carton sealing tapes are sold primarily under the Intertape™ and Central® brands to industrial distributors and leading retailers, as well as to third parties under private brands. Management believes Intertape Polymer Group is the only company worldwide that produces carton sealing tapes using all four adhesive technologies: hot melt, acrylic, natural rubber and water-activated. The Company also sells the application equipment required for the dispensing of its carton sealing tapes.

Hot Melt Tape

Hot melt carton sealing tape is a polypropylene film coated with a synthetic rubber adhesive which offers a wide range of application flexibility and is typically used in carton sealing applications. The Company’s primary competitors are 3M Co., Shurtape Technologies LLC and Vibac Group.

Acrylic Tape

Acrylic carton sealing tape is a polypropylene film coated with an aqueous, pressure sensitive acrylic adhesive which is best suited for applications where performance is required within a broad range of temperatures from less than 40°F (4°C) to greater than 120°F (49°C). The Company’s primary competitors are 3M Co., Pitamus and Sekisui TA Industries Inc.

Natural Rubber Tape

Natural rubber carton sealing tape is a polypropylene film coated with natural rubber adhesive and is unique among the carton sealing tapes because of its aggressive adhesion properties. This tape is ideally suited for conditions involving hot, dusty, humid or cold environments. Typical uses include moving and storage industry applications, as well as packaging and shipping. The Company’s primary competitors are Primetac and other European manufacturers.

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

Industrial & Specialty Tapes

The Company produces eight primary industrial and specialty products sold primarily under the Intertape™ and American® brands: paper tape, flatback tape, duct tape, double-coated tape, foil tape, electrical tape, filament tapes and stencil products.

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

Flatback Tape

Flatback tape is manufactured using a smooth kraft paper substrate coated with a natural rubber/SIS blended adhesive. Flatback tape is designed with low elongation and is widely used in applications such as splicing where the tape should not be distorted. Typical applications for flatback tape include printable identification tapes, label products and carton closure. The Company’s primary competitors for this product are 3M Co. and Shurtape Technologies, LLC.

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

Double-Coated Tapes

Double-coated tapes are manufactured from a paper, foam, or film substrate and are coated on both sides with a variety of adhesive systems. Double-coated tapes also use a release liner made from paper or film that prevents the tape from sticking to itself. Double-coated tapes are typically used to join two dissimilar surfaces. The Company’s double-coated tape products are used across a range of markets that include automotive, aerospace, graphics, transportation, converting and trophies/monuments. The Company’s primary competitors for this product are 3M Co., tesa tape, inc., and Scapa Group plc.

Foil Tapes

Foil tapes are manufactured using aluminum and a variety of adhesive systems. The tape is manufactured with a range of aluminum foil gauges and is designed for applications that range from HVAC, Building & Construction, Aerospace,

Transportation, Industrial, and General Purpose. The products are UV resistant, have reflective and flame retardant properties, and remain flexible to resist cracking and lifting around irregular or curved surfaces. The Company’s primary competitors for this product are 3M Co., Berry Plastics and Avery Dennison Corp.

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

Filament Tape

Filament tape is a film or paper adhesive tape with fiberglass strands or polyester fibers embedded in the adhesive to provide high tensile strength. Primary applications for filament tape include temporary holding (appliance), bundling and unitizing, subsea umbilical cables (oil and gas), metal coil tubing, and agricultural applications. The Company’s primary competitors for this product are 3M Co., TaraTape, Inc. and Shurtape Technologies, LLC.

Stencil Products

Stencil products, sold under the Anchor® brand, are manufactured from a calendared natural/synthetic rubber blended substrate with an acrylic adhesive and specially formulated adhesives. Stencil products are used in applications within the sign and monument manufacturing markets to protect a surface where sandblasting is required. The Company’s primary competitor for this product is 3M Co.

(b)	Films

Films

The Company also manufactures a variety of specialized polyolefin films, as well as complementary packaging systems, for industrial use and retail applications, including shrink film, stretch wrap and air pillows. As a vertically integrated manufacturer, Intertape Polymer Group has unique capabilities to produce its own adhesives used in the manufacture of its film.

The Company’s film products are manufactured and sold under the Company’s brands including SuperFlex™, StretchFlex®, and iCushion® to industrial distributors and retailers, and are manufactured for sale to third parties under private brands. Film products launched in 2011 and 2012 include a new high performance cross-linked polyolefin shrink film. Further information regarding this new product can be found in the Research & Development section of this document.

During each of the last three years, films accounted for 19% of the Company’s revenue.

The Company’s film products consist of two main product groups, film and protective packaging.

The Company primarily produces two film product lines: ExlfilmPlus™ and Exlfilm® shrink film and SuperFlex™ and StretchFlex® stretch wrap.

Shrink Film

ExlfilmPlus™ and Exlfilm® shrink film are specialty plastic films which shrink under controlled heat to conform to a package’s shape. The process permits the over-wrapping of a vast array of products of varying sizes and dimensions with a single packaging line. ExlfilmPlus™ and Exlfilm® are used to package paper products, consumer products such as bottled water, toys, games, sporting goods, hardware and housewares and a variety of other products. In 2011, the Company introduced ExlfilmPlus™ GPS, a new polyolefin shrink film. The Company’s primary competitors for this product are Sealed Air Corp. and Bemis Co. Inc.

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

Stretch Wrap

Stretch wrap is a single or multi-layer plastic film that can be stretched without application of heat and which has the characteristic of trying to return to its original length thereby applying force on the wrapped load. It is used industrially to wrap pallets of various products ensuring a solid load for shipping. The Company uses state-of-the-art technology for the manufacturing of its stretch film products.

SuperFlex™ is a high performance, light gauge stretch film which offers customers good security for their loads but at a low cost per load. Genesys™ (introduced in 2006), Genesys Ultra™ (introduced in 2011), Fortress® (introduced in 2008), and ProLite® (introduced in 2010) are SuperFlex™ brand products. AEP Industries, Inc., Amtopp, Berry Plastics Corp., Malpack (Canada), and Paragon Films produce competitive products.

StretchFlex® is the Company’s regular duty, typically a heavier gauge of stretch film which also provides the customer with secure loads at a low price per pound. SFI, SSC, SFIII, Hand Wrap II and Hand Wrap IV are StretchFlex® brand products and all were introduced prior to 2000. Competitors include AEP Industries Inc., Berry Plastics Corp., Sigma Plastics Group and Amtopp.

Protective Packaging

Air Pillows

Air pillows are manufactured from polyethylene film and are inflated at the point of use with an air pillow machine. The Company markets both traditional polyethylene, as well as oxo-biodegradable, air pillow products. Also, as mentioned above, the Company has added a biodegradable film to its iCushion® air pillow protective packaging products. Air pillows are used as packaging material for void fill and cushioning applications. Typical end-use markets for air pillows include fulfillment houses, contract packagers, and mail order pharmacies. The Company’s primary competitors for this product are Pregis Corp., Sealed Air Corp., Storopack, Inc., Free-Flow Packaging International Inc. and Polyair Inter Pack Inc.

(c)	Engineered Coated Products

The Company is a North American leader in the development and manufacture of innovative industrial packaging, protective covering, barrier and liner products utilizing engineered coated polyolefin fabrics, paper and other laminated materials. Its products are sold primarily direct to end-users in a wide number of industries including lumber, construction, food, paper, and agriculture.

On October 5, 2005, Intertape Polymer Inc., a subsidiary of the Company, acquired all of the issued and outstanding shares of Flexia Corporation Ltd., being the body corporate that resulted from the amalgamation of Flexia Corporation and Fib-Pak Industries, Inc. The businesses of such companies were operated under wholly-owned Canadian entities, ECP L.P. and ECP GP II Inc. through December 31, 2012. ECP GP II Inc. was a producer of a wide range of engineered coated and laminated products with its facilities located in Langley, British Columbia and Truro, Nova Scotia. As a result of an internal restructuring of the Company’s subsidiaries, ECP L.P. and ECP GP II Inc. were liquidated and dissolved December 31, 2012 and as a result, all business, assets and liabilities were transferred to Intertape Polymer Inc.

The Company’s engineered coated products are categorized in six markets: (A) building and construction, (B) agro-environmental, (C) specialty fabrics, (D) FIBCs, (E) industrial packaging, and (F) consumer packaging. For the years ended December 31, 2012, December 31, 2011, and December 31, 2010 engineered coated products accounted for approximately 15%, 15%, and 17%, respectively, of the Company’s sales.

Building and Construction Products

The Company’s building and construction product group includes membrane structure fabrics used in clear span buildings and protective wrap for kiln dried lumber and a variety of other membrane barrier products such as roof underlayment, house wrap, window and door flashing and insulation facing, which are used directly in residential and commercial construction. The Company also supplies packaging over-wrap sleeves for unitizing multiple bags of fiberglass insulation. Intertape Polymer Group’s lumber wrap is used to package, unitize, protect and brand lumber during transportation and storage. The product is available in polyethylene or polypropylene coated fabrics and polyethylene films printed to customer specifications. Lumber wrap is produced at the Company’s plants in Langley, British Columbia, and Truro, Nova Scotia. The Company’s primary competitors for these products include Interwrap, Inc., E.I. DuPont de Nemours and Company, Fiberweb Inc., Alpha ProTech and various producers from China and Korea.

Membrane Structure Fabrics

Nova-Shield® is a lightweight, wide-width, and durable polyolefin fabric used as the outer skin layer for flexible membrane structures. The introduction and continuous improvement of the Nova-Shield® fabric in the membrane structure market enabled membrane structure manufacturers to expand the use of this product beyond agricultural applications such as agriculture barns into larger structures for human occupancy such as amphitheaters, recreational facilities, trade show pavilions, aircraft hangers, and casinos. Developments in the product line include the patented stacked weave, and AmorKote™ coatings. The Company sells the Nova-Shield® fabrics to membrane structure manufacturers who design, fabricate, and install the structures. The Company’s primary competitors are Fabrene Inc. and a number of polyvinyl chloride producers. The Company produces these products primarily at its plant in Truro, Nova Scotia.

Roof Underlayment

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

Agro-Environmental Products

The Company has developed a range of Agro-Environmental products, including bags for packaging processed cotton, fabrics designed for conversion into hay covers, grain covers, landfill covers, oil field membranes, and canal and pond liners. These fabrics are intended to provide protection during transit and storage and to line waterways and ponds to prevent loss of water and other liquids.

Geomembrane Fabrics

The Company’s AquaMaster® line of geomembrane fabrics is used as irrigation canal liners, golf course and aquascape pond liners, oil pad liners, hydraulic fracturing ponds and in aquaculture operations. The Company’s primary competitors for similar products include Fabrene Inc., Mai Weave LLC, Interwrap and Inland Tarp. Competitive products which may be used as substitutes are manufactured by GSE Environmental and Raven Industries Inc.

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

The Company also manufactures custom designed fabrics for dunnage bags, which are used to fill space in a shipping container or to position the contents in a container. The production of the dunnage bag fabrics are primarily produced at the Company’s Truro, Nova Scotia, facility.

FIBC Products

FIBCs are flexible, intermediate bulk containers generally designed to carry and discharge 1,500 to 3,500 pounds of dry flowable products such as chemicals, minerals and dry food ingredients. The market for FIBC’s is highly fragmented. The Company has established proven supply lines with integrated bag manufacturers in India, China and Mexico.

(2)	Sales and Marketing

As of December 31, 2012, the Company had 202 sales, customer service and marketing personnel, including manufacturer representatives. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts. The Company’s customer base is diverse, with no single customer accounting for more than 5% of total sales in 2012. Sales of products from facilities located in the United States, Canada and Europe accounted for approximately 81%, 9% and 3% of total sales, respectively, in 2012, 80%, 9% and 3% in 2011; and 80%, 10% and 3% in 2010.

Many tape and film products are sold to the market through a network of paper, packaging and industrial distributors throughout North America. In order to enhance sales of the Company’s pressure-sensitive carton sealing tape, it also sells carton closing systems, including automatic and semi-automatic carton sealing equipment. The Company’s shrink and stretch film products are sold through an existing industrial distribution base primarily to manufacturers of packaged goods and printing and paper products which package their products internally. The industrial electrical tapes are sold to the electronics and electrical industries. The Company’s engineered coated products are primarily sold directly to end-users. The Company offers a line of lumberwrap, FIBCs, and specialty fabrics manufactured from plastic resins. The Company’s engineered coated products are marketed throughout North America.

(3)	Equipment and Raw Materials

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

The major raw material used in our film products is polyethylene resin. Polyethylene is a derivative of natural gas petrochemical by-products and/or crude oil.

The major raw materials used to produce the Company’s engineered coated products are polyethylene and polypropylene resins. Both of these products are petrochemical based products derived from crude oil and/or natural gas. These products are predominantly sourced from North American petrochemical manufacturers.

During 2012 selling prices, including the impact of product mix, increased more than raw material costs, which did decrease, however, the spread between selling prices and raw material costs was still compressed when compared to periods prior to 2010. During 2010 resin-based, paper and adhesive raw material costs significantly increased and the Company was unable to pass on a portion of the cost increases to its customers due to pricing pressure. During 2012, resin-based raw material costs decreased by about 6%, paper costs were approximately the same, and adhesives increased about 1%.

(4)	Research and Development and New Products

Intertape Polymer Group’s strategy is to create growth opportunities through enhancements of existing products and the introduction of new products. The Company’s research and development efforts continue to focus on new products, technology developments, new product processes and formulations. As described in the sections that follow, the Company introduced 35 new products in both 2012 and 2011.

During 2010, Intertape Polymer Group introduced its line of Intertape™ brand double-coated tapes. These high-performance technical products are used in a number of applications including corrugated splicing, gasket attachment, plastic housing and component assembly, nameplates, interior and exterior trim attachments, and lens bonding. The double-coated tapes are also convertible for a wide variety of applications requiring die cuts and custom parts. During 2011, Intertape Polymer Group launched its new transfer adhesives product line introducing four new products developed as part of the Company’s on-going product line development in double coated tapes. Intertape™ brand ATA200 and ATA400, a 2 mil and 4 mil acrylic transfer adhesive, was designed for use in general purpose applications such as core starting, paper/film splicing, arts and crafts bonding, picture framing and lamination. The Company also introduced ATA201 and ATA401 which are more suitable for more demanding and specialized applications requiring long term bonding and high temperature and solvent resistance.

In 2012, The Company enhanced its appliance grade clean removal portfolio with new tensilized polypropylene and filament products: APL145, TPP200, TPP350, and TPP400. Each offers excellent adhesion and stain/residue free removal from painted metals, stainless steel, ABS plastic, fiberglass and various other surfaces used in the appliance, steel, composite, plastic extrusion, fulfillment and window and door industries.

In 2009, the Company also created a new technology called “roll edge face coated” which creates cleaner sharper paint lines with the Company’s BLOC-IT® painters tape. In 2012, ProMask Pink™ painters tape was introduced in support of the Susan G. Komen For the Cure Foundation® in the fight against breast cancer. It is a premium pink painter’s tape with the Company’s clean releasing adhesive that delivers superior paint lines for the professional and do-it-yourself consumer of masking tape.

In 2010, the Company launched a number of new products into the Housewrap sector through a new Private Label Supply Agreement with a major Building and Construction distribution company. The Company also launched a new line of AquaMaster® geomembrane products that has allowed the Company to significantly increase both volume and profitability in this market segment.

In 2010, Intertape Polymer Group launched Genesys Ultra™, a new high performance, thin gauge cast stretch film. This film has been very successful in the first few years post launch in gaining market share in the demanding low gauge performance segment of the stretch film market.

Intertape Polymer Group entered into the foil tape market with a full line of aluminum foil tapes manufactured at its Carbondale, Illinois facility in 2010. These tapes have application in various industries including aerospace, transportation, HVAC and industrial. The product line offers performance ranges within a variety of foil thicknesses and adhesive systems. The shiny, UV resistant foil backing offers an enhanced appearance, excellent reflective and flame retardant properties, and remains flexible to resist cracking and lifting around irregular or curved surfaces. The Company’s foil products include linered, self-wound, FSK, ASJ, foil barrier laminates and metalized films. During 2011 the Company introduced a new aluminum foil tape designed primarily for HVAC applications. In developing this product the Company focused on producing a finished product that supported both the rigid duct and flexible duct application requirements. The finished product received dual certifications which permits its use to support both flexible and rigid duct HVAC criteria for building codes throughout the United States. The Company also introduced Intertape™ brand ALF175L to meet the need of a UL723 rated multi-purpose foil tape. This product was designed to give exceptional performance where use of a thinner gauge foil base material is acceptable for this application.

In 2011, the Company launched ExlfilmPlus™ GPS, the Company’s newest high performance crosslinked polyolefin shrink film. This multilayered film is versatile enough to perform on all sealing systems and shrink tunnels. The premium resin formulation provides consistently strong seals and offers high shrink force, making it the ideal choice for multipacking and unitizing products.

In 2012, the Company introduced UL 181-rated AC50UL, a premium-grade HVAC duct tape for flexible air ducts and air connectors. This 14 mil high-strength polyethylene-coated cloth duct tape meets flexible duct criteria for HVAC systems required by many building codes throughout the US, including that recommended by the 2009 California Residential Compliance Manual. The Company also expanded its offering to contractors with the addition of a metalized version of this AC50UL product. Its reflective finish is especially suited for joining seams on flexible air duct with metallic jackets and duct board with exterior foil laminate vapor retarders.

With more than 90% of all corrugated boxes being recovered for recycling and the average percent of recycled content in a corrugated box greater than 40%, the Company’s Research and Development recognized the need for a test that mirrors the effectiveness of carton sealing tapes when applied to boxes of varying recycled content. A new test apparatus was designed that accepts any box sample, duplicates the box sealing application and measures closure performance under a variety of controlled environmental conditions. In response to this market change, R&D also formulated a new Corru-Grip™ adhesive technology designed specifically for optimal closure of highly recycled corrugate, including 100% recycled boxes. In 2012, the Company introduced a new 1100 premium hot melt carton sealing tape designed with this new proprietary adhesive formulation.

The Company’s R&D expenses in 2012, 2011, and 2010 totaled $6.2 million, $6.2 million, and $6.3 million, respectively.

(5)	Trademarks and Patents

Intertape Polymer Group embarked on a new corporate branding strategy during 2009 to create and communicate overall consistency and simplicity to its markets. The Company adopted a new look to its corporate logo and redid its sub-brand logos which are clearer and will help identify the individual product lines.

Intertape Polymer Group markets its tape products under the trademarks Intertape™, Central®, Crowell®, American®, and various private labels. The Company’s shrink wrap is sold under the registered trademark ExlfilmPlus™ and Exlfilm®. Its stretch films are sold under the trademark SuperFlex™ and StretchFlex®.

The Company markets its open mouth bags under the registered trademark Nova-Pac®. The other key engineered coated products are sold under the registered trademarks Nova-Thene®, Nova-Shield®, Nova-Seal®, NovaWrap™, and NovaFlash®. Its engineered fabric polyolefin fabrics are sold under the registered trademark Nova-Thene®. The Company has approximately 153 active registered trademarks, 72 in the United States, 20 in Canada, and 8 in Mexico, and 53 foreign, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company, Central Products Company, and Flexia. The Company currently has 11 pending trademark applications in the United States, 1 in Canada, and 15 foreign.

Intertape Polymer Group does not have, nor does management believe it important to the Company’s business to have, patent protection for its carton sealing tape products. However, the Company has pursued patents in select areas where unique products offer a competitive advantage in profitable markets, primarily in engineered coated products for which the Company has 8 patents and no patents pending, film for which it has 10 patents and no patents pending, tape products for which it has 22 patents and 12 patents pending, adhesive products for which it has 5 patents and 3 patents pending, container products for which it has 4 patents and no patents pending, and retail for which it has 2 patents and no patents pending.

(6)	Competition

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

(7)	Environmental Initiatives and Regulation

(a)	Initiatives

Intertape Polymer Group has and continues to be focused on reducing waste and minimizing any harmful environmental impact throughout its manufacturing process, or footprint left behind by the line of products manufactured and marketed by the Company. Lili™ is the Company’s environmental stewardship program and stands for “low environmental impact line from IPG”, however it is more than just the growing number of environmentally preferred products that the Company has and continues to develop, but is also a commitment by management and employees of the Company to continually look for opportunities to lower the Company’s environmental impact. Intertape Polymer Group has and continues to implement activities, changes and programs that are designed to reduce waste in the manufacturing process; reduce the footprint left behind by its products, processes and employees; increase the recycle ability of products through mainstream recycling; provide an alternative solution to a less environmentally friendly product or application; reduces consumption of raw materials, fuel and other energy sources; reduces pollutants released through air, water and waste; and improves the safety and health of employees.

The Company’s latest environmental initiative has been to focus on energy savings. In August 2009, the Company became an Energy Star® Partner, which is a voluntary partnership with the US Environmental Protection Agency to improve energy efficiency and fight global warming. Intertape Polymer Group as an Energy Star® Partner joined the fight against global warming by improving the efficiency of its buildings and facilities. Products and buildings that have earned the Energy Star® designation prevent greenhouse gas emissions by meeting strict energy efficiency specifications set by the government. In 2011 Intertape Polymer Group was recognized for meeting the US EPA Energy Star Challenge by improving energy efficiency at commercial and industrial facilities by ten percent or more within five years. Only the efforts of 34 facilities operated by 14 companies were publicly acknowledged for successfully reducing emissions at their manufacturing sites. Intertape was cited for energy efficiency improvements of 29.1% in Carbondale, Illinois, 23.4% in Richmond, Kentucky, and 18.3% in Menasha, Wisconsin.

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

The Company is currently monitoring contamination at its Columbia, South Carolina plant, which has negatively impacted the value of the property. In addition, although certain of the Company’s facilities emit regulated pollutants into the air, the emissions are within current permitted limitations, including applicable Maximum Achievable Control Technology (“MACT”) requirements.

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

Intertape Polymer Group is a holding company which owns various operating companies in the United States, Canada and internationally. Intertape Polymer Inc., a Canadian corporation, is the principal operating company for the Company’s Canadian operations. Intertape Polymer Corp., a Delaware corporation, is the principal operating company for the Company’s United States and international operations.

In an effort to simplify its corporate structure, Intertape Polymer Group has liquidated and dissolved two of its Canadian subsidiaries, ECP L.P. and ECP GP II Inc., and one US subsidiary, Polymer International Corp., effective December 31, 2012. All assets and liabilities of the Canadian entities are now with Intertape Polymer Inc. and all assets and liabilities of Polymer International Corp. are with Intertape Polymer Corp.

The table below lists for each of the subsidiaries of the Company their respective place of incorporation or constitution, as the case may be, and the percentage of voting securities beneficially owned or over which control or direction is exercised directly or indirectly by Intertape Polymer Group.

Corporation	Place of Incorporation or Constitution	Percentage of Ownership or Control
Intertape Polymer Group Inc.	Canada	Parent
Intertape Polymer Inc.	Canada	100%
Spuntech Fabrics Inc. *	Canada	100%
Intertape Polymer Corp.	Delaware	100%
Intertape Woven Products Services S.A. de C.V.	Mexico	100%
Intertape Woven Products, S.A. de C.V.	Mexico	100%
IPG Holdings LP *	Delaware	100%
IPG (US) Inc.	Delaware	100%
IPG (US) Holdings Inc.	Delaware	100%
Intertape Polymer US Inc.	Delaware	100%
Fibope Portuguesa-Filmes Biorientados S.A.	Portugal	100%
Intertape Polymer Europe GmbH	Germany	100%

*	Dormant

D.	PROPERTY, PLANTS AND EQUIPMENT

Location	Status	Use	Products	Square Feet	Property Size (Acres)
3647 Cortez Road West (1) Bradenton, FL 34210	Owned	Office Building	N/A	1 Building – 20,806	3.71
369 Elgin Street Brantford, Ontario N3S 7P5	Owned	Manufacturing	Sold January 2013	1 Building – 169,000	9.20
2000 South Beltline Boulevard Columbia, South Carolina 29201	Owned	Manufacturing	Tapes (paper duct)	7 Buildings – 499,770	86.48
360 Ringgold Industrial Pkwy. Danville, VA 24540	Leased	Regional Distribution Center	All products	199,600
1201 and 1301 Spence Avenue Hawkesbury, Ontario K6A 3T4	Owned	Manufacturing	Sold in 2011	2 Buildings – 64,900	6.30
19680 94A Avenue Langley, British Columbia V1M 3B7	Leased	Manufacturing	ECPs	136,000
317 Kendall Street (2) Marysville, Michigan 48040	Owned	Manufacturing	Tapes (paper reinforced)	5 Buildings – 226,016	11.53
741 4th Street Menasha, Wisconsin 54952	Owned	Manufacturing	Tapes (water activated)	1 Building – 168,000	5.81

Location	Status	Use	Products	Square Feet	Property Size (Acres)
748 4th Street Menasha, Wisconsin 54953	Owned	Office Building	N/A	1 Building – 23,100	n/a
333 Bay Street Bay Adelaide Centre Suite 2900 Toronto, Ontario M5H 2T4	Leased	Office	N/A		N/A
2000 Enterprise Drive (2) Richmond, Kentucky 40475	Owned	Idle	carton sealing tape, masking tape, and reinforced tape	1 Building – 194,000	35.00
760 West 1000 North (2) Tremonton, Utah 84337	Owned	Manufacturing	Exlfilm®, Stretchflex®	1 Building – 115,000	17.00
50 Abbey Avenue (2) Truro, Nova Scotia	Owned	Manufacturing	engineered fabric products and Exlfilm®	1 Building – 306,200	13.00
543 Willow Street Truro, Nova Scotia	Leased	Warehouse
9942 Currie Davis Dr., Ste 23B Tampa, Florida 33619	Leased		Assembles tape dispensing machinery
2200 North McRoy Drive (2) Carbondale, Illinois 62901	Owned	Manufacturing	Tapes – electrical	190,324
1095 S. 4th Avenue Brighton, Colorado 80601	Leased	Manufacturing	Film	Manufacturing & Office – 252,940 Warehouse – 21,450
1101 Eagle Springs Road (2) Danville, Virginia 24540	Owned	Manufacturing	Carton sealing tape, Stretchflex®, acrylic coating	1 Building – 289,195	26.0
341 Bullys Street Eagle Pass, Texas 78852	Leased	Warehouse	FIBCs	20,000
772 Specialists Avenue Neenah, Wisconsin 54956	Leased	Distribution	Tapes – water activated
1407 The Boulevard, Suite E Rayne, Louisiana 70578	Leased	Offices	N/A
185 McQueen Street West Columbia, South Carolina 29172	Leased	Warehouse	Tapes
4061 E. Francis Street Ontario, California 91761	Leased	Warehouse and Distribution	Tapes Packaging products	45,630
9999 Cavendish Blvd., Suite 200 St. Laurent, Quebec H4M 2X5	Leased	Offices	N/A
4447 – 46th Avenue Calgary, Alberta T2B 2M1	Leased	Warehouse

Location	Status	Use	Products	Square Feet	Property Size (Acres)
23 Lower Truro Road Truro, Nova Scotia B2N 6W4	Leased	Warehouse
Industrieweg 30 24955 Harrislee Germany	Leased	Office	N/A
Philipp-Reis-Stra Be5 Flensburg, Germany 24941	Leased	Warehouse	N/A
Trevino Norte No. 1125 Pedras Negras, 26080 Coahuila, Mexico	Leased	Manufacturing	Tapes – rewinding	38,500
Lugar de Vilares-Barqueiros 4740-676 Barqueiros BCL Barcelos, Portugal	Owned	Manufacturing and Distribution	Exlfilm®	35,500

(1)	$1,765,500 Commercial Mortgage, Security Agreement, Assignment of Leases and Rents, and Fixture Filing.
(2)	$15,122,500 real estate secured term loan secured by certain real estate and improvements.

Item 4A.	Unresolved Staff Comments

Not Applicable.

Item 5.	Operating and Financial Review and Prospects (Management’s Discussion & Analysis)

Business Overview

The Company was founded in 1981 and is a recognized leader in the specialty packaging industry in North America. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial use and retail applications. The Company designs its specialty products for aerospace, automotive and industrial applications. The Company’s tape and film products are sold to a broad range of industrial and specialty distributors, consumer outlets and large end-users in diverse markets. Other tape products include carton sealing tapes, including Intertape™ pressure-sensitive and water-activated tapes; industrial and performance specialty tapes, including paper, duct, electrical and reinforced filament tapes; ExIfilm® shrink film; and Stretchflex® stretch wrap. The Company also manufactures engineered coated fabrics and flexible intermediate bulk containers (“FIBC”). These products are sold through a variety of industrial and specialty distributors with a focus on sales to the construction and agricultural markets as well as the flexible packaging market.

In 2012, the Company reported revenue of $784.4 million, a decrease of 0.3% compared to $786.7 million for 2011. Gross profit totalled $141.0 million in 2012 as compared to $114.5 million in 2011, a 23.2% increase. Sales volume in 2012 decreased approximately 4% compared to 2011 primarily due to progress made toward reducing sales of low-margin products and to the closure of the Brantford facility. The primary reasons for the increase in gross profit during 2012 were:

•	Improved pricing environment allowing for an increase in the spread between raw material costs and selling prices;

•	Continued success in reducing manufacturing costs;

•	Closure of the Brantford, Ontario manufacturing facility in 2011; and

•	Increased sales of higher margin products.

For the year ended December 31, 2012, the Company reported net earnings of $22.5 million ($0.38 per share basic, $0.37 per share diluted) as compared to $9.0 million ($0.15 per share, both basic and diluted) in 2011. For the year ended December 31, 2010 the Company reported a net loss of $48.5 million (($0.82) per share, both basic and diluted). The significant increase in net earnings for the year ended December 31, 2012 compared to 2011 was primarily due to improved gross profit as discussed above, partially offset by significantly increased manufacturing facility closure costs.

The Company continued its efforts to focus on increasing sales and marketing of higher margin products, which include recently launched products and a portfolio of existing products. Manufacturing cost reduction programs implemented during 2012, which included productivity improvements, waste reduction and energy conservation, totalled more than $17 million.

Outlook

The Company will continue to focus on developing and selling higher margin products, reducing variable manufacturing costs, executing manufacturing plant rationalization initiatives and optimizing its debt structure. As a result, the Company anticipates the following:

•

Revenue for the first quarter of 2013 is expected to be greater than the fourth quarter of 2012, which is reflective of normal seasonality. Revenue is expected to be approximately the same or slightly lower than the first quarter of 2012 due to fewer shipping days;

•	Gross margin for the first quarter of 2013 is expected to be similar to the fourth quarter of 2012;

•	Adjusted EBITDA for the first quarter of 2013 is expected to be greater than both the fourth quarter of 2012 and the first quarter of 2012;

•	Cash flows from operations in the first quarter of 2013 are expected to be lower than the fourth quarter of 2012 primarily due to changes in working capital requirements related to:

•	Higher trade receivables resulting from the expected return to a more typical distribution of shipments within the quarter and higher revenue; and

•	Payments of amounts expensed in 2012.

•	Total debt at March 31, 2013 is expected to be greater than at December 31, 2012, which is consistent with typical seasonal working capital requirements;

•

Cash income taxes paid in 2013 are expected to be less than $2 million. The effective income tax rate may vary significantly from historical rates due to the accounting for tax assets in conjunction with the impact of restructuring charges and other adjustments. Such potential variations in rate would, therefore, not necessarily be indicative of future income tax payments;

•

Capital expenditures for 2013, excluding any real estate purchases, are expected to be $33 to $39 million, reflecting planned replacements of machinery and equipment to achieve improved manufacturing efficiencies. Capital expenditures are expected to return to a lower level of $17 to $21 million in 2014;

•

The remaining $38.7 million Senior Subordinated Notes (“Notes”) outstanding are expected to be redeemed in 2013. In order to retire the Notes and finance capital expenditures, the Company expects to increase borrowings under both its Asset-Based Loan (“ABL”) facility and secured debt equipment finance agreement (“Equipment Finance Agreement”). Furthermore, any real estate purchases are expected to be financed through mortgages;

•	Manufacturing cost reductions are expected to total $16 to $20 million in 2013, which includes $5 million of expected savings related to:

•	Closure of the Richmond, Kentucky manufacturing facility; and

•	Consolidation of shrink film production from Truro, Nova Scotia to Tremonton, Utah.

Consistent with prior years, the Company anticipates that some of these cost savings will be offset by other manufacturing costs that are expected to increase, such as labor and energy;

•

Over the next two years, the Company plans to relocate and modernize its Columbia, South Carolina manufacturing operations with state-of-the-art equipment in a new facility. A letter of intent has been entered into for the purchase of a manufacturing facility in Blythewood, South Carolina, which is in close proximity to Columbia. This plan, which reflects the Company’s largest single facility improvement in many years, is expected to result in the following:

•	Total annual cash savings in excess of $13 million starting in the first half of 2015 with the first full year effects in 2016;

•	Total charge of $32 to $38 million between 2013 and 2015, with $28 to $32 million expected to be recorded in the first quarter of 2013;

•

Of the total charge recorded in the first quarter of 2013, $25 to $27 million relates to non-cash impairment of property, plant and equipment with the remaining $3 to $5 million relating to cash items that will be disbursed over the next two years;

•	Subsequent to the first quarter of 2013, $4 to $6 million of expenses are expected to be recorded and paid over the next two years;

•

Total capital expenditures for equipment related to this project are expected to be $26 million, of which $2.7 million was paid for in the fourth quarter of 2012, $15 to $17 million expected to be paid in 2013 and the remainder to be incurred in periods subsequent to 2013. These capital expenditure amounts do not include any real estate investments. This capital expenditure of $15 to $17 million in 2013 is included in the $33 to $39 million total capital expenditures discussed above; and

•	Total cost of the new building and facility improvements is expected to be approximately $13.5 million; and

•

On March 6, 2013, the Company declared a dividend, in the amount of US$0.08, under the semi-annual dividend policy. The dividend will be paid on April 10, 2013 to shareholders of record at the close of business on March 25, 2013.

Assuming stable or improving macro-economic conditions, the Company expects to achieve quarterly gross margin in the range of 18% to 20% during 2013.

Results of Operations

The following discussion and analysis of operating results includes adjusted financial results for the years ended December 31, 2012, 2011 and 2010. A reconciliation of the operating results found in the audited consolidated financial statements to the adjusted operating results discussed herein, a non-GAAP financial measure, can be found in the Adjusted Net Earnings (Loss) Reconciliation to Net Earnings (Loss) table set forth below in the section titled Adjusted Net Earnings (Loss).

Included in this Item as well as in the Company’s Management’s Discussion and Analysis, are references to events and circumstances which have influenced the Company’s quarterly operating results presented in the table of Consolidated Quarterly Statements of Earnings (Loss) set forth in the Company’s Management’s Discussion and Analysis.

Net earnings for 2012 were $22.5 million compared to net earnings of $9.0 million for 2011 and net loss of $48.5 million for 2010.

The net earnings for 2012 include the following:

•	Improved gross profit as discussed above;

•

Facility closure costs of $18.3 million primarily related to the Richmond, Kentucky manufacturing facility closure and consolidation of shrink film production from Truro, Nova Scotia to Tremonton, Utah;

•	Reduced interest expense; and

•	Recognition of an income tax benefit in 2012.

The net earnings for 2011 included the following:

•	Gross margin expansion resulting from implemented price increases;

•	Increased sales of higher margin products and reduction in sales of low-margin products;

•	Manufacturing cost reductions of approximately $17 million; and

•	Facility closure costs of $2.9 million, primarily related to the Brantford, Ontario manufacturing facility closure.

The net loss for 2010 included the following:

•	Gross margin compression resulting from raw material cost increases;

•	A derecognition of deferred tax assets of $36.7 million, which included a $32.5 million charge in the fourth quarter with respect to the US jurisdiction;

•	Facility closure costs of $3.5 million, including $2.9 million related to the Brantford, Ontario manufacturing facility closure; and

•	Asset impairments of $4.0 million, including $2.9 million related to the lumber film automatic wrapping machines and related assets.

Revenue

Revenue for the year ended December 31, 2012 was $784.4 million, a decrease of 0.3% compared to $786.7 million for the year ended December 31, 2011. Sales volume decreased approximately 4% and selling prices, including the impact of product mix, increased approximately 4% in 2012 compared to 2011.

The Company closed its Brantford facility in the second quarter of 2011. Revenue increased 0.3% in 2012 compared to $781.7 million for 2011 after adjusting for the closure of the Brantford facility. The adjusted selling prices, including the impact of product mix, increased approximately 3% partially offset by the adjusted sales volume decrease of approximately 3%. An improved pricing environment that began in 2011 as well as the reduction in sales of low-margin products were the primary reasons for the increase in selling prices including the impact of product mix. The decrease in sales volume was primarily due to the progress the Company made toward reducing sales of low-margin products partially offset by an increase in sales of new products.

Revenue for the year ended December 31, 2011 increased 9.2% over revenue of $720.5 million for the year ended December 31, 2010. Selling prices, including the impact of product mix, increased approximately 13% and sales volume decreased approximately 4% in 2011 compared to 2010. The sales volume decrease was primarily due to the reduction in sales of low-margin products and the closure of the Brantford facility. The increase in selling prices, including the impact of product mix, was primarily due to an improved pricing environment that began in the second quarter of 2011 as well as improved mix from reduction in sales of low-margin products.

The Company’s revenue for the fourth quarter of 2012 was $189.3 million, a 3.4% increase compared to $183.0 million for the fourth quarter of 2011. Sales volume for the fourth quarter of 2012 increased approximately 6% compared to the fourth quarter of 2011 primarily due to increased demand for tape products partially offset by decreased demand for other products. Selling prices, including the impact of product mix, decreased approximately 3% in the fourth quarter of 2012 compared to the fourth quarter of 2011 primarily due to a shift in the mix of products sold.

The Company’s revenue for the fourth quarter of 2012 was $189.3 million, a 4.6% decrease compared to $198.5 million for the third quarter of 2012. Sales volume for the fourth quarter of 2012 decreased approximately 3% compared to the third quarter of 2012 primarily due to normal seasonality. Selling prices, including the impact of product mix, decreased approximately 2% in the fourth quarter of 2012 compared to the third quarter of 2012 primarily due to a shift in the mix of products sold.

Gross Profit and Gross Margin

Gross profit totalled $141.0 million for 2012, an increase of 23.2% from 2011. Gross margin was 18.0% in 2012 and 14.6% in 2011. The increase in gross profit in 2012 compared to 2011 was primarily due to an improved pricing environment, manufacturing cost reductions, increase in sales of higher margin products, and the closure of the Brantford, Ontario manufacturing facility in 2011 partially offset by lower sales volumes. The increase in gross margin in 2012 compared to 2011 was primarily due to manufacturing cost reductions, an increase in sales of higher margin products, an improved pricing environment and the progress made toward reducing sales of low-margin products.

Gross profit totalled $114.5 million in 2011, an increase of 35.8% from $84.3 million gross profit for 2010. Gross margin was 11.7% in 2010. Gross profit and gross margin increased in 2011 over 2010 primarily due to increased selling prices, improved product mix and manufacturing cost reductions, partially offset by lower sales volume.

Gross profit totalled $35.3 million in the fourth quarter of 2012, an increase of 28.0% from $27.6 million in the fourth quarter of 2011. Gross margin was 18.7% in the fourth quarter of 2012 and 15.1% in the fourth quarter of 2011. As compared to the fourth quarter of 2011, gross profit and gross margin increased primarily due to an improved pricing environment and manufacturing cost reductions.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2012 was $79.1 million compared to $77.0 million for the year ended December 31, 2011. As a percentage of revenue, SG&A was 10.1% and 9.8% for the years ended December 31, 2012 and 2011, respectively. The increase of $2.2 million in 2012 compared to 2011 was primarily the result of higher variable compensation expense related to higher profitability, higher stock-based compensation expense and increased professional fees, partially offset by the non-recurrence of the settlement of a lawsuit.

SG&A for the year ended December 31, 2011 was $77.0 million compared to $73.3 million for the year ended December 31, 2010. As a percentage of revenue, SG&A was 10.2% for the year ended December 31, 2010. The increase of $3.7 million in 2011 compared to 2010 was primarily the result of higher selling expenses and other compensation costs related to higher revenue and profitability and the settlement of a lawsuit.

SG&A totalled $20.8 million for the fourth quarter of 2012 compared to $18.4 million in the fourth quarter of 2011. As a percentage of revenue, SG&A was 11.0% and 10.1% for the fourth quarter of 2012 and the fourth quarter of 2011, respectively. SG&A was $2.4 million higher in the fourth quarter of 2012 compared to the fourth quarter of 2011 primarily due to higher stock-based compensation, severance and professional fees related to managerial reporting enhancements.

Research Expenses

Research remains an important aspect of the Company’s strategy. As a percentage of revenue, research expenses represented 0.8%, 0.8%, 0.9% for the years ended December 31, 2012, 2011 and 2010, respectively. The Company continues to focus its research efforts on new products, technology, manufacturing processes and formulations for existing products.

As a percentage of revenue, research expenses represented 0.8% for the fourth quarter of 2012 and 0.9% for the fourth quarter of 2011.

Manufacturing Facility Closures, Restructuring and Other Related Charges

As announced on June 26, 2012, the Company ceased production at its Richmond, Kentucky manufacturing operation in the fourth quarter of 2012. North America shrink film production was consolidated in Tremonton, Utah and the production of shrink film in Truro, Nova Scotia ceased in the first quarter of 2013. The Truro facility will continue to manufacture woven products. Other smaller initiatives included the closure of the manufacturing operation in Piedras Negras, Mexico in the fourth quarter of 2012. Total costs incurred were $17.2 million, $3.0 million and nil for the full year ended December 31, 2012, fourth quarter of 2012 and fourth quarter of 2011, respectively. The $17.2 million charge consists of $3.0 million of cash items, and the remainder is non-cash charges primarily related to property, plant and equipment impairments. The Company anticipates that additional costs of approximately $1.4 million will be recorded in subsequent periods, of which $1.2 million is expected to be incurred in the first half of 2013 and the remainder in the second half of 2013. Total capital expenditures related to these initiatives are expected to be approximately $1.5 million. These initiatives are expected to optimize the Company’s manufacturing footprint while generating significant annual savings and maintaining operating capacity to position the Company for future profitable growth.

The Brantford, Ontario facility was shut down in the second quarter of 2011. The decision to close the facility was made at the end of 2010 and a charge of $2.9 million was recorded in the fourth quarter of 2010. The $2.9 million charge was related to employee severance and inventory write-downs. In 2011, $3.0 million was recorded for additional severance, retention incentives, equipment transfers and other costs related to this facility closure. Total costs incurred during the full year ended December 31, 2012 related to this facility closure were $1.1 million. Facility closure costs were $0.2 million and $0.4 million during the fourth quarter of 2012 and the fourth quarter of 2011, respectively. In January 2013, the Company sold the Brantford, Ontario facility and received net proceeds of $1.6 million.

The Hawkesbury manufacturing operations were shut down at the end of 2009. Asset impairments of $0.7 million were recorded in 2010 on remaining assets that were not sold as of December 31, 2010. The remaining assets were sold in 2011 and the Company recovered $0.2 million of the asset impairment charge.

Operating Profit

Operating profit for 2012 amounted to $37.4 million compared to $28.4 million for 2011. The increase of $9.0 million in 2012 over 2011 was primarily the result of higher gross profit related to an improved pricing environment and manufacturing cost reductions partially offset by lower volumes.

Operating profit for 2011 amounted to $28.4 million compared to $1.2 million for 2010. The increase of $27.2 million in 2011 over 2010 was primarily the result of gross profit improvement related to price increases implemented in 2011 to offset increases in raw material costs that compressed gross profit in 2010. The increase in gross profit in 2011 was partially offset by higher selling expenses and other compensation costs related to higher revenue and profitability and the settlement of a lawsuit.

The Company’s operating profit for the fourth quarter of 2012 was $9.8 million compared to an operating profit of $7.2 million for the fourth quarter of 2011. The 2012 improvement was primarily due to higher gross profit offset by higher manufacturing facility closure costs.

Interest

Interest expense for 2012 totalled $13.2 million; a $2.1 million or 13.9% decrease from $15.4 million of interest expense for 2011, primarily due to lower average debt levels resulting from improved free cash flows. Also, the average cost of debt decreased as the Company took the following actions:

•	On February 1, 2012, the Company entered into an amendment to its ABL facility extending its maturity date to February 2017, and generally providing more flexibility to the Company;

•	On August 1, 2012, the Company redeemed, at par value, the aggregate principal amount of $25.0 million of its outstanding Notes due August 2014;

•

On August 14, 2012, the Company entered into an Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by December 31, 2013. The terms of the arrangement include multiple individual finance leases, each of which will have a term of 60 months and a fixed interest rate;

•	On November 1, 2012, the Company entered into a ten-year real estate secured term loan (“Real Estate Loan”) in the amount of $16.6 million; and

•	On December 13, 2012, the Company redeemed, at par value, the aggregate principal amount of $55.0 million of its outstanding Notes due August 2014.

The decrease in interest expense was partially offset by $0.9 million of debt issue costs expensed as a result of the Note redemptions.

Interest expense was $15.4 million and $15.7 million for the years ended December 31, 2011 and 2010, respectively. The decrease in interest expense from 2010 to 2011 was primarily due to the expiration in September 2011 of the interest rate swap agreement and partially due to a lower average level of ABL borrowings.

Interest expense for the fourth quarter of 2012 totalled $3.1 million, a $0.5 million or 14.0% decrease from $3.7 million for the fourth quarter of 2011, primarily due to lower average debt levels resulting from the redemptions of Notes on August 1, 2012 of $25.0 million and on December 13, 2012 of $55.0 million as well as the prepayment on October 16, 2012 of the mortgage on the Company’s Danville, Virginia facility. These decreases were partially offset by $0.6 million of debt issue costs expensed as a result of the Note redemption on December 13, 2012.

Other (Income) Expense

Other expense for the year ended December 31, 2012 was $1.3 million compared to $2.2 million for 2011, a decrease of $0.9 million. The decrease of $0.9 million in 2012 compared to 2011 was primarily due to lower foreign exchange losses in 2012.

Other expense for the year ended December 31, 2010 was $0.9 million. The increase of $1.3 million in 2011 compared to 2010 was primarily due to foreign exchange losses in 2011.

Other expense was $0.4 million for both the fourth quarter of 2012 and the fourth quarter of 2011. In both periods, the amounts primarily consisted of fees related to the unused portion of the ABL facility and losses on the disposal of property, plant and equipment.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective income tax rate is also impacted by tax planning strategies that the Company implements. The effective tax rate for 2012 was 1.6% compared to 17.7% for 2011. The Company’s effective tax rate for the year ended December 31, 2010 was negative 217%. The decrease in the effective tax rate in the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to increased earnings in jurisdictions with lower effective tax rates and the benefit received from the ability to utilize certain US alternative minimum tax (“AMT”) net operating losses without limitation. The AMT benefit was the result of a refund of $1.2 million of AMT recorded in 2012. Approximately $0.5 million was received in 2012, and $0.7 million is expected to be received in 2013. The increase in the effective tax rate in the year ended December 31, 2011 compared to the year ended December 31, 2010 was primarily due to the derecognition of $36.7 million of deferred tax assets in 2010 and improved earnings in 2011.

The effective tax rate was 8.7% in the fourth quarter of 2012 and 24.5% in the fourth quarter of 2011. As compared to the fourth quarter of 2011, the effective tax rate decreased primarily due to the non-recurrence of expense recorded in the fourth quarter of 2011 related to the reduction in deferred tax assets due to changes in applicable future tax rates combined with an increase in earnings in the fourth quarter of 2012 in jurisdictions with lower effective tax rates. These decreases were partially offset by tax expense recorded in the fourth quarter of 2012 related to stock options exercised during 2012.

In assessing the recoverability of deferred tax assets, the Company’s Management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. In accordance with GAAP, this determination is based on quantitative and qualitative assessments by the Company’s Management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies. However, GAAP places a significant weight on the Company’s historical financial performance when making such a determination. Accordingly, the expectation of generating taxable income in future periods may not be sufficient to overcome the negative presumption associated with historical and cumulative operational losses.

As of December 31, 2012, the Company has $49.6 million (CDN$49.3 million) of Canadian operating loss carry-forwards expiring in 2014 through 2032, including $25.9 million (CDN$25.8 million) which has been derecognized, and $140.0 million of US federal and state operating losses expiring in 2021 through 2031, $66.7 million of which have been derecognized.

Net Earnings (Loss)

Net earnings for the year ended December 31, 2012 totalled $22.5 million compared to net earnings of $9.0 million for the year ended December 31, 2011. The increase in earnings for the year ended 2012 compared to 2011 was primarily due to an increase in gross profit partially offset by an increase in manufacturing facility closure costs, restructuring and other related charges previously discussed.

Net loss for the year ended December 31, 2010 was $48.5 million. The increase in earnings for 2011 compared to 2010 was primarily due to the derecognition of $36.7 million of deferred tax assets in 2010 and increased revenue and gross margin in 2011.

Net earnings for the fourth quarter of 2012 were $5.7 million compared to net earnings of $2.3 million in the fourth quarter of 2011. The increase in earnings for the fourth quarter of 2012 compared to the fourth quarter of 2011 was primarily due to higher gross profit partially offset by higher manufacturing facility closure costs, restructuring and other related charges previously discussed.

Non-GAAP Financial Measures

This Item contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss) and adjusted earnings (loss) per share. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measures set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

The Company’s definition of adjusted EBITDA has recently changed to exclude the impact of stock-based compensation expense. All historical adjusted EBITDA information presented has been updated to conform to the new definition.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other items as disclosed; and (vii) income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

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

ADJUSTED NET EARNINGS (LOSS) RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars except per share amounts and share numbers)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011	2010
	$	$	$	$	$
Net earnings (loss)	5.7	2.3	22.5	9.0	(48.5)
Add back:
Manufacturing facility closures, restructuring, and other related charges	3.2	0.4	18.3	2.9	3.5
Stock-based compensation expense	0.9	0.2	1.8	0.8	0.8
ITI litigation settlement	—	—	—	1.0	—
Less: income tax expense	(0.5)	—	(1.6)	—	—

Adjusted net earnings (loss)	9.3	2.9	41.0	13.6	(44.2)

Earnings (loss) per share
Basic	0.10	0.04	0.38	0.15	(0.82)
Diluted	0.09	0.04	0.37	0.15	(0.82)

Adjusted earnings (loss) per share
Basic	0.16	0.05	0.69	0.23	(0.75)
Diluted	0.15	0.05	0.68	0.23	(0.75)
Weighted average number of common shares outstanding
Basic	59,316,858	58,961,050	59,072,407	58,961,050	58,961,050
Diluted	61,036,145	59,526,474	60,629,136	59,099,198	58,961,050

Adjusted net earnings amounted to $41.7 million for the year ended December 31, 2012 compared to adjusted net earnings of $13.6 million for 2011. Adjusted net earnings were $28.1 million higher in the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to higher gross profit, lower finance costs and lower income tax expense, as discussed above.

Adjusted net loss for the year ended December 31, 2010 was $44.2 million. The increase of $57.9 million in the year ended December 31, 2011 over the year ended December 31, 2010 was primarily the result of a derecognition of $36.7 million of deferred tax assets relating to US federal and state operating losses and higher revenue and gross margin, as discussed above.

Adjusted net earnings were $10.0 million for the fourth quarter of 2012 as compared to adjusted net earnings of $2.9 million for the fourth quarter of 2011. The increase in adjusted net earnings of $7.1 million was primarily due to higher revenue, increased gross profit and reduced interest expense, as discussed above.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA AND ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011	2010
	$	$	$	$	$
Net earnings (loss)	5.7	2.3	22.5	9.0	(48.5)
Add back:
Interest and other expense	3.5	4.1	14.5	17.5	16.6
Income tax expense (benefit)	0.5	0.8	0.4	1.9	33.2
Depreciation and amortization	7.6	7.7	30.4	30.9	33.5

EBITDA	17.4	14.9	67.8	59.3	34.7
Manufacturing facility closures, restructuring and other related charges	3.2	0.4	18.3	2.9	3.5

Stock-based compensation expense	0.9	0.2	1.8	0.8	0.8

Impairment of long-lived assets	—	—	—	—	2.9

Write-down of assets held-for-sale	—	—	—	—	0.7
ITI litigation settlement	—	—	—	1.0	—

Adjusted EBITDA	21.5	15.5	87.9	64.0	42.7

Adjusted EBITDA totalled $87.9 million for the year ended December 31, 2012 compared to an adjusted EBITDA of $64.0 million for 2011. Adjusted EBITDA was $23.9 million higher in the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to increased gross margin, as discussed above.

Adjusted EBITDA for the year ended December 31, 2010 was $42.7 million. The increase of $21.3 million in the year ended 2011 over the year ended 2010 was primarily due to increased revenue and higher gross margin, as discussed above.

Adjusted EBITDA was $21.5 million for the fourth quarter of 2012 as compared to an adjusted EBITDA of $15.5 million for the fourth quarter of 2011. The $5.9 million adjusted EBITDA increase is primarily due to higher revenue and gross margin in the fourth quarter of 2012, as discussed above.

Earnings (Loss) Per Share

The Company reported earnings per share of $0.38 basic and $0.37 diluted for 2012 as compared to earnings per share of $0.15 per share, both basic and diluted, for 2011. A loss per share of $0.82 was reported for both basic and diluted for 2010. The weighted-average number of common shares outstanding for the purpose of the basic earnings per share calculations was 59.1 million, 59.0 million and 59.0 million for 2012, 2011 and 2010, respectively. The weighted-average number of common shares outstanding for the purpose of the diluted earnings per share calculations was 60.6 million, 59.1 million and 59.0 million for 2012, 2011 and 2010, respectively.

Adjusted earnings per share (see the Adjusted Net Earnings (Loss) Reconciliation to Net Earnings (Loss) table above) for 2012 was $0.71 basic and $0.69 diluted. Adjusted earnings per share for 2011, both basic and diluted, was $0.23 and adjusted loss per share for 2010 was $0.75, both basic and diluted. Adjusted earnings per share for 2012 increased $0.48 for basic and $0.46 for diluted when compared to the corresponding 2011 adjusted earnings per share. Adjusted earnings per share for 2011 increased $0.98 for both basic and diluted when compared to the corresponding 2010 adjusted earnings per share.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net earnings (loss) and other comprehensive income (loss). For the years ended December 31, 2012, 2011 and 2010, the Company reported comprehensive income of $18.1 million, comprehensive loss of $7.7 million and comprehensive loss of $46.7 million, respectively. The increase in comprehensive income in 2012 was primarily due to higher net earnings in 2012 and lower actuarial losses on defined benefits plans when compared to 2011. The decrease of comprehensive loss in 2011 was primarily due to the derecognition of deferred tax assets recorded in 2010 partially offset by the increase in net earnings in 2011.

Off-Balance Sheet Arrangements

The Company maintains no off-balance sheet arrangements except for the letters of credit issued and outstanding.

Related Party Transactions

In prior reporting periods, the Company entered into two agreements, each with a company controlled by two members of its current Board of Directors. Both of these agreements ended prior to 2012 and no support service compensation was paid in 2012. These agreements required the provision of support services that included the duties of the Executive Director and the Chairman of the Board of Directors. The Executive Director support services agreement was effective through September 30, 2010 and provided for monthly compensation beginning January 2010 in the amount of $50,000. The Chairman of the Board of Directors support services agreement was effective through June 30, 2011 and provided monthly compensation beginning January 2010 in the amount of CDN$25,000. These amounts were in lieu of the fees otherwise paid to Directors for their services. During the year ended December 31, 2011, an amount of CDN$150,000 was recorded with respect to the support services agreement with the Chairman of the Board of Directors. During the year ended December 31, 2010, amounts of $300,000 and CDN$450,000 were recorded with respect to the support services agreements with the Executive Director and Chairman of the Board of Directors, respectively. Support service-related expenses of nil and $76,000 were recorded for the years ended December 31, 2011 and December 31, 2010, respectively.

Working Capital

One of the metrics the Company uses to measure inventory performance is Days Inventory. Days Inventory increased one day from 53 in the fourth quarter of 2011 to 54 in the fourth quarter of 2012. The Company expects Days Inventory to be in the mid 50’s during the first quarter of 2013. Inventories increased $1.2 million to $91.9 million as of December 31, 2012 from $90.7 million as of December 31, 2011.

One of the metrics the Company uses to measure trade receivables is Days Sales Outstanding (“DSO’s”). DSO’s decreased by five days from 42 in the fourth quarter of 2011 to 37 in the fourth quarter of 2012. The reduction in DSO’s was due to an increase in the amount of revenue invoiced early in the fourth quarter of 2012 compared to the fourth quarter of 2011 and, accordingly, cash collections increased prior to the end of the fourth quarter of 2012. DSO’s are expected to return to the mid 40’s during the first quarter of 2013. Trade receivables decreased $6.8 million to $75.9 million as of December 31, 2012 from $82.6 million as of December 31, 2011.

The calculations are shown in the following tables:

	Three months ended			Three months ended
	Dec. 31, 2012	Dec. 31, 2011		Dec. 31, 2012	Dec. 31, 2011
Cost of Sales (in millions of US dollars)	$154.0	$155.4	Revenue (in millions of US dollars)	$189.3	$183.0
Days in Quarter	92	92	Days in Quarter	92	92

Cost of Sales Per Day (in millions of US dollars)	$1.67	$1.69	Revenue Per Day (in millions of US dollars)	$2.06	$1.99

Average Inventory (in millions of US dollars)	$90.2	$89.9	Trade Receivables (in millions of US dollars)	$75.9	$82.6

Days Inventory	54	53	DSO’s	37	42

Days Inventory is calculated as follows:			DSO’s is calculated as follows:
Cost of Sales ÷ Days in Quarter = Cost of Sales Per Day			Revenue ÷ Days in Quarter = Revenue Per Day
(Beginning Inventory + Ending Inventory) ÷ 2 = Avg Inventory			Ending Trade Receivables ÷ Revenue Per Day = DSO’s
Average inventory ÷ Cost of Goods Sold Per Day = Days Inventory

Accounts payable and accrued liabilities increased $2.0 million to $76.0 million as of December 31, 2012 from $74.0 million as of December 31, 2011, primarily due to capital equipment.

Long-Term Debt and Liquidity

The Company has a $200 million ABL facility with a syndicate of financial institutions. The Company relies upon cash flows from operating activities and funds available under its ABL facility to meet working capital requirements, anticipated obligations under its other debt instruments and to partially finance capital expenditures for the foreseeable future. The amount of borrowings available to the Company under the ABL facility is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade receivables, inventories and manufacturing equipment.

As of December 31, 2012, the Company had a total draw of $81.6 million against its ABL, which consisted of $79.4 million of borrowings and $2.2 million in letters of credit. As of December 31, 2011, the total draw was $66.1 million, which consisted of $63.7 million of borrowings and $2.4 million in letters of credit. As of December 31, 2010, the total draw was $97.5 million, which consisted of $88.0 million of borrowings and $9.5 million in letters of credit.

The Company had total cash and loan availability of $54.7 million as of December 31, 2012, $58.0 million as of December 31, 2011 and $43.1 million as of December 31, 2010. The decrease of $3.3 million in total cash and loan availability between December 31, 2011 and December 31, 2012 was primarily due to a $15.7 million increase in ABL borrowings largely offset by a $10.8 million increase in the borrowing base mainly due to a greater value placed on the manufacturing equipment as a result of the appraisal completed in connection with the amendment and extension of the ABL facility in February 2012. The increase in borrowings combined with free cash flows and increases in other debt instruments were used to fund the redemptions in the aggregate amount of $80.0 million of Notes at par value. The increase of $14.9 million in total cash and loan availability from December 31, 2010 to December 31, 2011 was primarily due to an increase in free cash flows that allowed for the reduction in debt and the release of the requirement to post a $13.2 million bond pertaining to the ITI litigation, partially offset by amortization of machinery and equipment in the borrowing base. The Company had cash and loan availability under its ABL facility exceeding $71 million as of March 6, 2013.

The ABL facility, at its inception in March 2008, was initially scheduled to mature in March 2013. In February 2012, the Company amended the ABL facility to extend its maturity date to February 2017. The new ABL facility maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing Notes) if the Notes have not been retired or if other conditions have not been met. Under the amendment, the interest rate increased modestly while several other modifications in the terms provided the Company with greater flexibility.

The ABL facility is priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declines as loan availability increases. The pricing grid ranges from 1.75% to 2.25%. The ABL facility has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL facility agreement) less capital expenditures not financed under the Equipment Finance Agreement, pension plan contributions in excess of pension plan expense, dividends, and cash taxes to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant becomes effective only when loan availability drops below $25.0 million. The Company was above the $25.0 million threshold of loan availability during 2012 and had a fixed charge ratio greater than 1.0 to 1.0 as of December 31, 2012.

The Company retains the ability to secure up to $35.0 million of financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL facility lenders terminated. As of December 31, 2012, the Company had secured real estate mortgage financing of $18.0 million, including $16.4 million borrowed under the Real Estate Loan described in further detail below, leaving the Company the ability to obtain an additional $17.0 million of real estate mortgage financing.

The ABL facility also allows the Company to secure up to $25.0 million of financing in connection with the purchase of fixed assets under a permitted purchase money debt facility. As of December 31, 2012, the Company had outstanding permitted purchase money debt of $5.9 million incurred after March 28, 2008 (original closing date of the ABL facility), leaving the Company the ability to obtain an additional $19.1 million of permitted purchase money debt financing.

On August 14, 2012, the Company entered into the Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by December 31, 2013. The terms of the arrangement include multiple individual finance leases, each of which have and will have a term of 60 months and a fixed interest rate. As of December 31, 2012 the Company had borrowed $5.3 million which was scheduled into finance leases with a term of 60 months at a fixed annual interest rate of 2.74%. In addition, as of December 31, 2012 the Company had borrowed $9.9 million under the Equipment Finance Agreement in the form of advanced fundings at a rate of 2.25% which will be scheduled into finance leases with fixed terms of 60 months and an interest rate of 2.74%. The fixed rate on future finance leases is expected to remain less than 3%. The Company is required to finance an additional $18.7 million by December 31, 2013. If the Company does not finance the additional required amount during the year ended December 31, 2013, then the Company will be required to pay a Reinvestment Premium as defined under the Equipment Finance Agreement on the difference between that amount and the amount actually funded in the year ended December 31, 2013. The Company expects to finance the required amount and does not expect to incur a charge for the Reinvestment Premium.

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis over the ten-year term of the loan. The maturity of the loan may be accelerated if the ABL facility is not extended and if Bank of America, N.A. ceases to be the agent by reason of an action of the Company. The notional value of the Real Estate loan as of December 31, 2012 was $16.4 million. A portion of the loan may be required to be repaid early if any of the mortgaged properties are disposed of prior to October 31, 2022. The Real Estate Loan had an interest rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Thereafter, the interest rate on the Real Estate Loan will be 30-day LIBOR plus a loan margin between 225 and 275 basis points determined from a pricing grid as defined in the Real Estate Loan Agreement. The Real Estate Loan contains two financial covenants. The Company was in compliance with both financial covenants as of December 31, 2012. The loan is secured by certain of the Company’s real estate.

As of December 31, 2012, the Company had $38.7 million of Notes outstanding bearing interest at 8.5%, payable semi-annually on February 1 and August 1, with the principal due on August 1, 2014. The Indenture governing the Notes provides that they are redeemable at par beginning August 2012. On August 1, 2012, the Company redeemed $25.0 million aggregate principal amount of its outstanding Notes at par value. On December 13, 2012, the Company redeemed an additional $55.0 million aggregate principal amount of its outstanding Notes at par value. The redemptions were funded through free cash flows combined with funds available under the ABL facility which were higher than they would have been as a result of the execution of the Real Estate Loan and Equipment Finance Agreement. As of December 31, 2011, the Company had $118.7 million of Notes outstanding and did not redeem any Notes during 2011 and 2010.

Pension and Other Post-Retirement Benefit Plans

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $39.3 million as of December 31, 2012 as compared to $36.8 million at the end of December 31, 2011 and $22.3 million at the end of 2010. The increase is primarily due to a decrease in the discount rate from 4.19% and 4.50% for US and Canadian plans, respectively, as of December 31, 2011 to 3.64% and 4.00% for US and Canadian plans, respectively, as of December 31, 2012. These changes resulted in an increase in the net present value of the liability and are partially offset by return on plan assets and increased contribution paid by the Company. For 2012, the Company contributed $5.6 million as compared to $4.3 million in 2011 and $4.0 million in 2010, to its funded pension plans and to beneficiaries for its unfunded other benefit plans. Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however the Company expects to meet its minimum required pension benefit plan funding obligations in 2013. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.

Cash Flows

Cash flows from operations before changes in working capital items increased in 2012 by $24.5 million to $78.7 million from $54.2 million in 2011. The 2012 increase was primarily due to increased gross profit partially offset by an increase in SG&A.

Cash flows from operations before changes in working capital items increased in 2011 by $15.2 million to $54.2 million from $38.9 million in 2010. The increase in 2011 compared to 2010 was primarily due to the increase in gross margin and the increase in revenue, partially offset by an increase in SG&A and other finance costs.

Cash flows from operations before changes in working capital items increased in the fourth quarter of 2012 by $4.5 million to $19.4 million from $14.9 million in the fourth quarter of 2011. The increase in cash flows from operations before changes in working capital for the fourth quarter of 2012 compared to the fourth quarter of 2011 was primarily due to increased gross profit derived from higher revenue partially offset by an increase in cash costs associated with manufacturing facility closures, restructuring and other related charges.

Changes in working capital items increased in 2012 by $11.2 million to $5.8 million source of funds from $5.4 million use of funds in 2011. The increase in source of funds from working capital items in 2012 was primarily due to an increase in accounts payable and accrued liabilities and a decrease in trade receivables. The increase in accounts payable and accrued liabilities was primarily related to higher accrued variable compensation related to higher profitability and increased receipts of capital equipment for which payment had not been made. Trade receivables decreased as previously discussed.

Changes in working capital items decreased in 2011 by $7.0 million to $5.4 million use of funds from $12.4 million use of funds in 2010. The reduction in the use of funds from working capital items was primarily due to inventory, which decreased $1.1 million in 2011, but which had increased by $15.2 million in 2010. The impact of inventory was partially offset by the change in accounts payable and accrued liabilities which decreased by $5.7 million in 2011, largely due to timing of payments to obtain early payment discounts and increased by $16.9 million in 2010. Trade receivables decreased in 2011 largely due to the mix of customers and increased in 2010 due to the increased revenue.

Changes in working capital items decreased in the fourth quarter of 2012 by $0.4 million to a $12.4 million source of funds from a $12.8 million source of funds in the fourth quarter of 2011. The decrease in the source of funds in 2012 was primarily due to an increase in inventory, partially offset by an increase in accounts payable and accrued liabilities.

Cash flows used for investing activities increased in 2012 by $15.8 million to $21.1 million from $5.3 million in 2011. The increase in 2012 was primarily due to increased capital expenditures in 2012 and the nonrecurrence of a release of restricted cash related to the settlement of a lawsuit in 2011.

Cash flows used for investing activities decreased in 2011 by $10.1 million to $5.3 million from $15.5 million in 2010. The decrease in funds used for investing activities in 2011 compared to 2010 was primarily due to the release in 2011 of cash restricted in 2010 for the bond posted in connection with the settlement of a lawsuit as well as proceeds from the disposal of assets, partially offset by increased capital expenditures and the purchase of intangible assets related to customer lists.

Cash flows used for investing activities were $9.2 million use of funds in the fourth quarter of 2012 compared to $4.3 million use of funds in the fourth quarter of 2011. The increase in cash used for investing activities in the fourth quarter of 2012 as compared to the fourth quarter of 2011 was primarily due to increased capital expenditures in 2012 related to manufacturing rationalization initiatives.

Total expenditures in connection with property, plant and equipment were $21.6 million, $14.0 million, and $8.6 million for the years ended December 31, 2012, 2011, and 2010, respectively. Total expenditures in connection with property, plant and equipment were $9.2 million and $4.4 million for the fourth quarter of 2012 and 2011, respectively. The increase in capital expenditures from 2011 to 2012 was related to investments in more efficient manufacturing equipment.

Based on current volume and anticipated market demand, the Company believes it has sufficient capacity available to accommodate increases in sales volumes in most products without additional capital expenditures. In addition, the Company believes that it is positioned to take advantage of opportunities that may arise to grow its market share in existing products, expand its product offerings and expand its markets. However, the Company believes improved manufacturing efficiencies can be achieved through an increase in capital expenditures related to the replacement of machinery and equipment.

Cash flows used for financing activities increased in 2012 by $19.1 million to $62.0 million from $42.9 million in 2011. The 2012 increase in the use of funds was primarily due to an increase in debt reduction of $15.8 million from $27.0 million in 2011 to $42.8 million in 2012 and a dividend payment of $4.8 million.

Cash flows used for financing activities increased in 2011 by $32.4 million to $42.9 million from $10.5 million in 2010. The increase in cash used for financing activities in 2011 was primarily due to the reduction of borrowings under the ABL. The Company decreased total indebtedness during the year ended December 31, 2011 by $27.0 million. The Company increased total indebtedness during the year ended December 31, 2010 by $4.0 million. No dividends were declared on the Company’s stock in 2011 or 2010.

Cash flows used for financing activities decreased in the fourth quarter of 2012 by $3.7 million to $22.0 million from $25.7 million in the fourth quarter of 2011. The decrease in cash used for financing activities in the fourth quarter of 2012 as compared to the fourth quarter of 2011 was primarily due to a lower reduction of debt partially offset by a dividend payment of $4.8 million.

Free cash flows, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, increased in 2012 by $28.2 million to $62.9 million from $34.7 million in 2011. The 2012 increase was primarily due to increased cash flows from operations partially offset by an increase in capital expenditures.

Free cash flows increased in 2011 by $16.9 million to $34.7 million from $17.9 million in 2010. The 2011 increase was primarily due to increased cash flows from operations partially offset by an increase in capital expenditures.

Free cash flows in the fourth quarter of 2012 were $22.6 million, a decrease of $0.7 million from $23.4 million in the fourth quarter of 2011. The decrease in free cash flows in the fourth quarter of 2012 compared to the fourth quarter of 2011 was primarily due to an increase in capital expenditures partially offset by an increase in cash flows from operating activities.

The Company is including free cash flows, a non-GAAP financial measure, because it is used by Management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

FREE CASH FLOWS RECONCILIATION

(in millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2012	2011	2012	2011	2010
	$	$	$	$	$
Cash flows from operating activities	31.8	27.8	84.5	48.8	26.5
Less purchases of property, plant and equipment, and other assets	(9.2)	(4.4)	(21.6)	(14.0)	(8.6)

Free cash flows	22.6	23.4	62.9	34.7	17.9

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

This Item includes the significant highlights, events and transactions which have taken place in the course of the years ended December 31, 2012, 2011 and 2010 with respect to the Company’s financial risks and management thereof. For a complete discussion of the Company’s financial risks, management policies and procedures and objectives, please refer to Note 21 to the Consolidated Financial Statements as of and for the year ended December 31, 2012.

In 2011, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of nine monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in July 2011 through March 2012, at fixed exchange rates ranging from CDN$0.9692 to CDN$0.9766 to the US dollar and a series of five monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in March 2012 through July 2012, at fixed exchange rates ranging from CDN$1.0564 to CDN$1.0568 to the US dollar. These forward foreign exchange rate contracts mitigated foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

In 2010, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of eight monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in January 2011, at fixed exchange rates ranging from CDN$1.0260 to CDN$1.0318 to the US dollar; a series of six monthly forward foreign exchange rate contracts to purchase an aggregate CDN$13.5 million beginning in August 2011, at fixed exchange rates ranging from CDN$1.0173 to CDN$1.0223 to the US dollar; and a series of 13 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$20.0 million beginning in July 2010, at fixed exchange rates ranging from CDN$1.0610 to CDN$1.0636 to the US dollar. These forward foreign exchange rate contracts mitigated foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that are to be settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

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

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate ABL facility, Real Estate Loan and other smaller components of debt. To mitigate this risk, the Company entered into an interest rate swap agreement (the “Swap Agreement”), designated as a cash flow hedge which expired on September 22, 2011. The terms of this Swap Agreement were as follows:

	Notional amount	Settlement	Fixed interest rate paid
	$		%
Swap Agreement matured in September 2011	40,000,000	Monthly	3.35

Other than the expiration of the Swap Agreement in September 2011 which was not renewed, there have been no material changes with respect to the Company’s financial risks and management thereof during 2012.

Contractual Obligations

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2012:

Contractual Obligations	Payments Due by Period (1)
(in millions of US dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt Principal Obligations	143.3	8.1	4.1	129.8	1.3
Finance Lease Obligations	11.0	1.5	3.2	3.0	3.3
Pension Obligations (2)	4.9	4.9	—	—	—
Operating Lease Obligations	2.9	1.9	1.0	—	—
Other Liabilities	3.4	0.5	2.9	—	—

Total	165.5	16.9	11.2	132.8	4.6

(1)	“Less than 1 year” represents 2013, “1-3 years” represents 2014 and 2015, “3-5 years” represents 2016 and 2017, while “After 5 years” includes amounts for later periods.
(2)	Pension and other post-retirement plan contributions beyond 2013 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavorable impact on the Company’s future pension and post-retirement benefits funding obligations as well as net periodic benefit cost.

Stock Appreciation Rights

The Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan (“SAR Plan”) on June 20, 2012 in lieu of granting stock options in 2012. The purpose of the 2012 SAR Plan is to (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain key employees necessary for the Company’s long-term success. The 2012 SAR Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award a Stock Appreciation Right (“SAR”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. A SAR can only be settled in cash and expires no later than ten years after the date of the grant. The award agreements provide that a SAR granted to employees and executives will vest and may be exercisable 25% per year over four years. A SAR granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

Over the life of the awards, the total amount of expense recognized will equal the amount of the cash outflows, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SAR using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SAR is exercised, expired, or is otherwise cancelled.

A SAR is granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the Toronto Stock Exchange on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56 with contractual lives ranging from six to ten years.

The amount and timing of a potential cash payment to settle a SAR is not determinable since the decision to exercise is not within the Company’s control after the award vests. At December 31, 2012, the aggregate intrinsic value of vested awards was less than $0.1 million.

Capital Stock and Dividends

As of December 31, 2012 there were 59,625,039 common shares of the Company outstanding.

The Company’s Board of Directors approved a semi-annual dividend policy on August 14, 2012, and concurrently declared a dividend of CDN$0.08 per common share, paid on October 10, 2012 to shareholders of record on September 21, 2012. No dividends were declared on the Company’s stock in 2011 or 2010.

On March 6, 2013, the Company declared a dividend, in the amount of US$0.08, under the semi-annual dividend policy. The dividend will be paid on April 10, 2013 to shareholders of record at the close of business on March 25, 2013. The Company has determined it is appropriate to pay the dividend in US dollars because most of its cash flows are in US dollars. This dividend to be paid by the Company is an “eligible dividend” as per the Income Tax Act (Canada).

During the year ended December 31, 2012, no stock options were granted and 663,989 stock options were exercised. Proceeds from the options exercised totalled $2.0 million.

During the year ended December 31, 2011, 875,000 stock options were granted at a weighted average exercise price of CDN$1.66 and a weighted fair market value of CDN$1.01. No stock options were exercised in 2011.

During the year ended December 31, 2010, 825,000 stock options were granted and 10,000 were exercised.

During the fourth quarter of 2012, 451,489 stock options were exercised. Proceeds for the options exercised totalled $1.5 million in the fourth quarter of 2012. No stock options were granted or exercised in the fourth quarter of 2011.

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

Litigation

In 2009, the Company filed a complaint in the US District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million. On May 19, 2011, the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation.

On February 10, 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the US District Court for the Western District of Tennessee, alleging that the Company has infringed a US patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. Multilayer has filed substantially similar complaints against several other manufacturers of stretch film. In its complaint against the Company, Multilayer is seeking an injunction against the Company‘s alleged infringement, damages of not less than a reasonable royalty, trebling of the damage award and attorneys’ fees. This matter is presently in the discovery phase of litigation. At this time, it is not possible to assess the likelihood of an adverse outcome or determine an estimate, or a range of estimates, of potential damages. The Company believes it has meritorious legal positions and intends to vigorously defend this litigation.

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

Pension and other post-retirement benefits

The cost of defined benefit pension plans and other post-retirement benefits and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, expected mortality, the expected future compensation and the expected healthcare cost trend. Actual results will differ from results which are estimated based on assumptions.

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

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. In some cases, the assessment of a lease contract is not always conclusive and management uses its judgment in determining if an agreement is a finance lease that transfers substantially all risks and rewards incidental to ownership, or an operating lease.

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

Net realizable value of inventories and parts and supplies

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected.

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

Provisions for termination benefits

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

Stock-based payments

The Company has adopted an Executive Stock Option Plan (“ESOP”) and a Stock Appreciation Rights Plan (“SAR Plan”). The ESOP is an equity-settled plan under which certain members of management and directors receive options to acquire common shares of the Company. The SAR Plan is a cash-settled plan under which certain members of management and directors receive a cash amount equal to the difference between the base price of the Stock Appreciation Right (“SAR”) and the market value of a common share of the Company on the date of exercise.

With respect to the ESOP, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. For the SAR Plan, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings (loss) statement.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted for the first period beginning the date of the pronouncement. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

Amended IAS 1 – Presentation of Financial Statements: Amended IAS 1 includes a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss. The new requirement is effective for annual periods beginning on or after July 1, 2013. Management does not expect a significant impact from Amended IAS 1 on the financial statements of the Company.

IFRS 9 – Financial Instruments: The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the consolidated financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS disclosure requirements, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13. The new requirements are effective for annual periods beginning on or after January 1, 2013. These new standards will have no impact on the Company as it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements apply prospectively and are effective for annual periods beginning on or after January 1, 2013. The impact of this new standard will have no impact on the Company’s current fair value measurement accounting practices or disclosures.

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application. The new standard introduces a measure of net interest income (expense) computed on the net pension asset (obligation) that will replace separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The new standard also requires immediate recognition of past service costs associated with benefit plan changes; eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the new standard, the Company’s restated net earnings for 2012 will be lower than originally reported under the current accounting standard. The decrease will arise under the new standard primarily because net interest income (expense) will be calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets currently used to measure interest attributable to plan assets. The expected rate of return on assets will no longer be a critical accounting estimate because the Company will not use this to measure under the new accounting standard.

The expected impact of adoption is a decrease to earnings before income tax expense (benefit) of $1.9 to $2.9 million and $1.2 to $2.1 million for the years ended December 31, 2012 and 2011, respectively.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Summary of Quarterly Results

A table of unaudited Consolidated Quarterly Statements of Earnings (Loss) for the twelve most recent quarters can be found at the beginning of the Company’s Management’s Discussion and Analysis.

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

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of December 31, 2012 was effective.

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

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2012, is available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR (www.sedar.com), the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities and on EDGAR at www.sec.gov.

Forward-Looking Statements

Certain statements and information included in this Item constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of United States federal securities legislation (collectively, “forward-looking statements”). All statements other than statements of historical facts included in this Item, including statements regarding the Company’s industry and the Company’s prospects, plans, financial position and business strategy may constitute forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which the Company operates as well as beliefs and assumptions made by the Company’s management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: the Company’s anticipated business strategies; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information—Risk Factors” and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of these forward-looking statements speaks only as of the date of this Form 20-F. The Company will not update these statements unless applicable securities laws require it to do so.

Item 6.	Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the date upon which each Director was first elected. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on June 5, 2013, at which time the current term of each Director will expire.

Name and City of Residence	Position and Occupation	First Year as Director
Eric E. Baker Long Sault, Ontario, Canada	Director – Chairman of the Board Managing Partner, Miralta Capital L.P. President, Altacap Investors Inc. (private equity manager)	1989-2000 2007

Robert M. Beil Phoenix, Arizona	Director September 2006 – Retired Sales, Marketing, Business and Executive Management, the Dow Chemical Company, 1975 to September 2006	2007

George J. Bunze, CMA Ile Bizard, Quebec, Canada	Director Vice-Chairman and Director, Kruger Inc. (manufacturer of paper, tissue, wood products, energy (hydro/wind) and wine and spirits products)	2007

Robert J. Foster Toronto, Ontario, Canada	Director CEO and President, Capital Canada Limited (investment banking firm)	2010

Name and City of Residence	Position and Occupation	First Year as Director
James Pantelidis Toronto, Ontario, Canada	Director Director and Chairman of the Board of Parkland Fuel Corporation and Director and Chairman of the Board of EnerCare Inc.	2012

Jorge N. Quintas Porto, Portugal	Director President, Nelson Quintas SGPS, SA (manufacturer of electrical and telecommunication cables)	2009

Gregory A. Yull Sarasota, Florida	Director CEO and President of the Company since June 2010, President Tapes and Films Division of the Company, 2008 through 2010; prior to that served as Executive Vice President, Industrial Business Unit for Tapes and Films since November 2004	2010

Melbourne F. Yull Sarasota, Florida	Director Executive Director through June 8, 2010 June, 2006 – June, 2007 – Retired Prior thereto he was Chairman of the Board and CEO of the Company	1989-2006 2007

The following table sets forth the name, residence and position of each member of senior management of the Company as of the date hereof, as well as the date upon which each was first elected:

Name and City of Residence	Position and Occupation	First Elected To Office
Gregory A. Yull Sarasota, Florida	CEO & President	2010
	President, Tapes & Films	2008
	President, Distribution Products – Tapes & Films	2005
Bernard J. Pitz Lakewood Ranch, Florida	Chief Financial Officer	2009

Burgess H. Hildreth Sarasota, Florida	Senior Vice President Administration	2010
	Vice President Human Resources	1998

Jim Bob Carpenter[1] Sarasota, Florida	Sr. Vice President Global Sourcing	2012
	Sr. Vice President, ECP & Procurement	2010
	President, ECP Division	2008
	Executive Vice President, Global Sourcing	2004

Shawn Nelson[1] Bradenton, Florida	Senior Vice President Sales	2010
	Vice President	2006

Douglas Nalette[1] Parrish, Florida	Senior Vice President, Operations	2006

[1]	Officer of Intertape Polymer Corp., a wholly owned subsidiary of the Company

The principal occupations of each member of senior management for the last five (5) years is as follows:

Gregory A. Yull was appointed Chief Executive Officer and President on June 8, 2010. He was President, Tapes & Films, since 2008. Prior to that he was President, Distribution Products (Tapes & Films), since October 2005. Prior to that he served as Executive Vice President, Industrial Business Unit (for Tapes and Films) since November 2004, and prior to that was President, Film Products, since June 1999. Prior to that he was Products Manager – Films since 1995. Gregory A. Yull is a son of Melbourne F. Yull.

Bernard J. Pitz was appointed Chief Financial Officer on November 12, 2009. Prior to that he served as the Chief Financial Officer and Senior Vice President of SonoSite Inc. from May 2008 to October 2008. Prior to that he served as Vice President of Finance, Chief Financial Officer and Treasurer at Sybron Dental Specialties, Inc. since May 11, 2005.

Burgess H. Hildreth was appointed Senior Vice President Administration on August 15, 2010. He was Vice President, Human Resources, since October 1998. Prior to that he had been the Vice President Administration of Anchor Continental, Inc.

Jim Bob Carpenter was appointed Senior Vice President Global Sourcing in 2012. He was Senior Vice President ECP and Procurement since 2010. Prior to that he was President, ECP Division since 2008. Prior to that he was Executive Vice President, Global Sourcing since January 2005. Prior to that he served as the President, Woven Products, since 1998 and prior to that, he was the General Manager of Polypropylene Resin Division of Fina Oil & Chemical Co.

Shawn Nelson was appointed Senior Vice President Sales in 2010. Prior to that he served as Senior Vice President Industrial Channel since 2006. In 2005 he was Vice President Packaging. Prior to that he was Exlfilm® General Manager since 2000 and Exlfilm® Director of Sales since 1998. In 1997 he was Midwest Regional Sales Manager and a Sales Representative since 1995. Prior to that he had been the Regional Sales Manager of Polychem.

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

2012	Annual Compensation					Long-Term Compensation
Name and principal position	Salary $	Bonus $	Other $		Director/ Committee Fees $	SAR’s granted
Eric E. Baker Director, Chairman	—	—	—		108,000	10,000
Robert M. Beil Director	—	—	—		44,000	10,000
George J. Bunze Director	—	—	—		53,500	10,000
Robert J. Foster Director	—	—	—		52,000	10,000
James Pantelidis Director	—	—	—		26,000	30,000
Jorge N. Quintas Director	—	—	—		37,500	10,000
Torsten A. Schermer Director	—	—	90,000	(1)	23,500	—

2012	Annual Compensation					Long-Term Compensation
Name and principal position	Salary $	Bonus $	Other $		Director/ Committee Fees $	SAR’s granted
Melbourne F. Yull Director	—	—	260,935	(2)	45,500	10,000
Gregory A. Yull Director, CEO & President	489,519	600,000	23,444	(3)	—	500,905
Bernard J. Pitz Chief Financial Officer	378,929	452,704	1,225	(4)	—	165,000
Jim Bob Carpenter Sr. Vice-President, Global Sourcing	310,300	248,240	—		—	40,000
Shawn Nelson Sr. Vice-President Sales	311,687	314,150	—		—	80,000
Douglas Nalette Sr. Vice-President Operations	320,000	330,000	—		—	80,000
Burgess H. Hildreth Sr. Vice-President Administration	247,305	249,260	—		—	40,000

(1)	Discretionary payment to former Director
(2)	Mr. Yull receives a pension from the Company (see Pension and Other Post-Retirement Benefit Plans subsection below)
(3)	Primarily includes an amount of $21,589 with respect to a Company leased vehicle and tax gross up paid by the Company to Mr. Yull pursuant to the terms of Mr. Yull’s employment agreement
(4)	Represents amounts paid with respect to relocation

2012 Senior Management Bonus Plan

Each of the members of senior management received a performance bonus for 2012. Bonuses paid depend on the level of achievement of financial objectives of the Company. The Company attributes to each executive, depending on his or her hierarchic level, a bonus target level set as a percentage of his or her salary, representing the amount which will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and twice the target bonus, based on the level of achievement of the predetermined objectives set out at the beginning of the fiscal year. The objectives and weight attached thereto are re-evaluated on an annual basis by the Compensation Committee and communicated to the relevant individuals.

For the fiscal year ended December 31, 2012, the bonuses were based on the Company achieving certain target amounts for:

(i)	Adjusted EBITDA, which the Company defines as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed; and

(ii)	Cash flows from operations after changes in working capital.

The Board of Directors elected to use Adjusted EBITDA instead of EBITDA (which the Company defines as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangibles assets; and (vi) depreciation of property, plant and equipment) in determining bonuses for 2012 inasmuch as certain expenses and charges incurred by the Company during the year (e.g., manufacturing facility closure costs) were in the long term interest of the Company and that such amounts should not impact the ability of senior management to achieve the performance bonus targets.

The target amount for Adjusted EBITDA for 2012 was set at $70,064,000 (the “Adjusted EBITDA Target”) and the target amount for cash flows from operations after changes in working capital was $53,100,000 (the “Cash Flows Target”). The Company’s Adjusted EBITDA for 2012 was $87,904,000 which was 125.5% of the Adjusted EBITDA Target. The utilization of Adjusted EBITDA had the effect of increasing the bonus payable to the members of senior management other than Mr. Yull and Mr. Pitz.

The following table presents the target incentive compensation as a percentage of salary, the indicators used in 2012 to measure the Company’s performance for purposes of the short term incentive compensation program and their relative weight.

		Gregory A. Yull		Bernard J. Pitz		Jim Bob Carpenter		Burgess H. Hildreth		Shawn Nelson		Douglas Nalette
Incentive compensation as a percentage of salary	Minimum Target Maximum	0 100 100	% % %	0 100 100	% % %	0 40 80	% % %	0 50 100	% % %	0 50 100	% % %	0 50 100	% % %

Relative weight of financial indicators
Adjusted EBITDA		50%		50%		50%		50%		50%		50%

Cash flows from operations after changes in working capital		50%		50%		50%		50%		50%		50%

Total		100%		100%		100%		100%		100%		100%

The bonus is calculated using, for each objective, the following formula and is equal to the sum of all results:

Annual salary X number of applicable months	X	Target bonus percentage	X	Weight of financial indicator
12 months

Members of senior management were also eligible for prorated bonus amounts if between 90% and 100% of the target objectives were achieved by the Company.

The members of senior management other than Messrs. Yull and Pitz were also eligible for an additional bonus calculated using an Adjusted EBITDA target amount of $80,478,000 (the “Reach Adjusted EBITDA Target”). This additional bonus is calculated using the following formula:

Actual Adjusted EBITDA – Adjusted EBITDA Target	X	Maximum bonus amount-Target bonus amount
Reach Adjusted EBITDA Target – Adjusted EBITDA Target

The members of senior management other than Messrs. Yull and Pitz were also eligible for an additional bonus calculated using a Cash Flows target amount of $60,900,000 (the “Reach Cash Flows Target”). This additional bonus is calculated using the following formula:

Cash flows from operations after changes in working capital	X	Maximum bonus amount-Target bonus amount
Reach Cash Flows Target – Cash Flows Target

The following table presents the objectives for 2012 approved by the Board of Directors and the results achieved by the Company:

	Target	Result	Evaluation of Performance
EBITDA	$68,964,000	$67,815,000	98.3%
Adjusted EBITDA	$70,064,000	$87,904,000	125.5%
Cash flows from operations after changes in working capital	$53,100,000	$84,500,000	159.1%
Reach EBITDA	$79,378,000	$67,815,000	85.4%
Reach Adjusted EBITDA	$80,478,000	$87,904,000	109.2%
Reach Cash Flows	$60,900,000	$84,500,000	138.8%

The following table presents, for each target objective, the bonus amount earned by each member of senior management for 2012.

	Gregory A. Yull		Bernard J. Pitz		Jim Bob Carpenter	Burgess H. Hildreth	Shawn Nelson	Douglas Nalette
Adjusted EBITDA
Target	$250,000		$190,962		$62,060	$62,315	$78,538	$82,500
Cash Flows Target	$250,000		$190,962		$62,060	$62,315	$78,538	$82,500
Reach Targets	—		—		$124,120	$124,630	$157,074	$165,000
Discretionary Bonus	$100,000	(1)	$70,780	(1)	—	—	—	—

Total	$600,000		$452,704		$248,240	$249,260	$314,150	$330,000

(1)	The Board of Directors approved a discretionary bonus to Messrs. Yull and Pitz.

Defined Contribution Pension Plans

The Company maintains defined contribution pension plans in the United States and Canada. Each member of senior management participates in the “US Plan”. The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Company may make discretionary contributions for the benefit of eligible employees. The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The following table sets out the Company’s contributions to the pension plan payable for 2012 for each member of senior management.

Name	Company Contributions ($)
Gregory A. Yull	$16,500
Bernard J. Pitz	$16,500
Jim Bob Carpenter	$16,500
Shawn Nelson	$16,500
Douglas Nalette	$16,500
Burgess H. Hildreth	$16,500

Total Cash Payments

Total cash payments for employee future benefits for 2012, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $7.8 million ($5.0 million in 2011).

Executive Employment Contracts and Change of Control Agreements

The following agreements between the Company and members of senior management were in effect at the end of the Company’s most recently-completed financial year.

The Company entered into “change of control” agreements as of January 2001 with each of Messrs. Jim Bob Carpenter (Sr. Vice-President, Global Sourcing), Burgess Hildreth (Sr. Vice-President, Administration), Shawn Nelson (Sr. Vice-President Sales), as of October 28, 2004 with Douglas Nalette (Sr. Vice-President Operations), and as of November 17, 2009 with Bernard J. Pitz (Chief Financial Officer). These agreements provide that if, within a period of six months after a change of control of the Company: (a) the executive voluntarily terminates his employment with the Company; or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to, subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, in deferred compensation, a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to either 12 or 24 months of such executive’s base remuneration at the effective date of such resignation or termination as follows: Jim Bob Carpenter, 24 months, Burgess Hildreth, 24 months, Shawn Nelson, 12 months, Douglas Nalettte, 12 months, and Bernard Pitz, 24 months, and continued insurance coverage then in effect if permitted by its carrier during such period.

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

On August 2, 2010, the Company entered into an Executive Employment Agreement with Gregory A. Yull. Pursuant to the terms of the Agreement, Mr. Yull shall receive an annual base salary of $450,000, increased to $475,000 commencing June 1, 2011 and $500,000 commencing on June 1, 2012. Mr. Yull shall also be entitled to a performance bonus for each fiscal year ranging from zero to 100% of his then current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Yull and the Board. For 2012, Mr. Yull’s bonus was based on the Company achieving certain target amounts for adjusted EBITDA after changes in working capital as set forth above in the Section entitled “2012 Senior Management Bonus Plan”. In addition to the amount calculated under this plan, Mr. Yull was rewarded a discretionary bonus approved by the Board of Directors in 2012. During the first three years of Mr. Yull’s employment, commencing June 8, 2010, Mr. Yull shall be granted 350,000 stock options annually in accordance with the Company’s Executive Stock Option Plan (“ESOP”) and thereafter at the discretion of the Board. For 2012, instead of receiving an award of 350,000 stock options in accordance with his employment agreement, Mr. Yull agreed to receive 500,905 stock appreciation rights under the Company’s 2012 Stock Appreciation Rights Plan described below. The options to be granted during each of the first three years shall become exercisable in annual increments of 25% on each of the first four anniversaries of the grant date. Such options shall expire on the tenth anniversary of the grant date, subject to the early expiry provisions of the ESOP. The exercise price of such options shall be equal to the closing market price on the last trading day prior to the date of such grant. Fifty percent (50%) of the shares acquired by Mr. Yull pursuant to the exercise of the options granted under the Executive Employment Agreement must be retained by Mr. Yull and not sold or disposed of for a period of three years following the date when the option was exercised.

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

On October 30, 2009, the Company entered into an employment letter agreement with Bernard J. Pitz. Pursuant to the terms of the letter agreement, Mr. Pitz receives an annual base salary of $360,000. Further, Mr. Pitz was awarded 182,927 options with a grant price of CDN$3.61. In addition, the Company agreed to cover Mr. Pitz’ relocation costs. Mr. Pitz is also entitled to a bonus ranging from zero to 100% of his then current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Pitz and the Board. For 2012, Mr. Pitz’ bonus was based on the Company’s achieving certain target amounts for adjusted EBITDA, and cash flows from operations after changes in working capital as set forth above in the Section entitled “2012 Senior Management Bonus Plan”. In addition to the amount calculated under this plan, Mr. Pitz was rewarded a discretionary bonus approved by the Board of Directors in 2012.

On November 17, 2009, the Company entered into a second letter agreement with Mr. Pitz. Pursuant to the terms of the letter agreement, in the event the Company terminates Mr. Pitz’ employment for any reason other than Cause as defined in the letter agreement, or Mr. Pitz terminates his employment for Good Reason as defined in the letter agreement, Mr. Pitz shall be entitled to severance pay in an amount equal to 12 times his highest total base monthly salary received in any one month during the twelve months prior to Mr. Pitz’ last day of employment, provided that if Mr. Pitz’ termination of employment occurs within twelve months of the appointment of a Chief Executive Officer of the Company other than Gregory A. Yull, then the severance payment due to Mr. Pitz shall be equal to 24 times Mr. Pitz’ highest monthly salary. Subject to the restrictions of Section 409A of the Internal Revenue Code of 1986 (“Section 409A”), such amount shall be paid in either 12 or 24 equal monthly instalments as applicable (“Severance Period”). In the event there is a Section 409A Change in Control within 6 months prior to Mr. Pitz’ termination of employment or during the Severance Period, the remainder of the unpaid severance payments shall be accelerated and paid in a single lump sum within 10 days after the 409A Change in Control occurs, subject to Section 409A. In the event there is an occurrence of Good Reason and Mr. Pitz does not terminate his employment within 60 days of the occurrence, he shall be deemed to have waived such Good Reason. If Mr. Pitz’ employment is terminated for Cause, or he resigns without Good Reason, or retires, then Mr. Pitz will not be eligible for severance pay. Mr. Pitz shall also be entitled to participate in the benefits under the Company’s medical, dental, vision, life insurance and accidental death and dismemberment coverage during the Severance Period, subject to the then current cost sharing features of the plans. In the event Mr. Pitz obtains other employment during the first twelve months of severance payments, the Company’s obligation to pay such severance shall cease. In the event Mr. Pitz obtains employment after twelve months but during the remainder of the Severance Period, the severance payments shall be reduced by the amount of compensation paid to Mr. Pitz by his subsequent employer.

On November 17, 2009, the Company also entered into a “change of control” agreement with Mr. Ptiz. The agreement provides that if, within a period of six months after a change of control of the Company: (a) Mr. Ptiz voluntarily terminates his employment with the Company; or (b) the Company terminates his employment without cause, Mr. Pitz will be entitled to, subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, in deferred compensation, a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to 24 months of Mr. Pitz’s base remuneration at the effective date of such resignation or termination. Mr. Pitz is also entitled to continued insurance coverage then in effect if permitted by its carrier during such period.

On July 19, 2010, the Company entered into a letter agreement with Mr. Jim Bob Carpenter. Pursuant to the terms of the letter agreement, in the event the Company terminates Mr. Carpenter’s employment for any reason other than Cause as defined in the letter agreement, or Mr. Carpenter terminates his employment for Good Reason as defined in the letter agreement, Mr. Carpenter shall be entitled to severance pay in an amount equal to 24 times his highest total base monthly salary received in any one month during the twelve months prior to Mr. Carpenter’s last day of employment. Subject to the restrictions of Section 409A of the Internal Revenue Code of 1986 (“Section 409A”), such amount shall be paid in 24 equal monthly instalments (“Severance Period”). In the event there is a Section 409A Change in Control within 6 months prior to Mr. Carpenter’s termination of employment or during the Severance Period, the remainder of the unpaid severance payments shall be accelerated and paid in a single lump sum within 10 days after the 409A Change in Control occurs, subject to Section 409A. In the event there is an occurrence of Good Reason and Mr. Carpenter does not terminate his employment within 60 days of the occurrence, he shall be deemed to have waived such Good Reason. If Mr. Carpenter’s employment is terminated for Cause, or he resigns without Good Reason, or retires, then Mr. Carpenter will not be eligible for severance pay. Mr. Carpenter shall also be entitled to participate in the benefits under the Company’s medical, dental, vision, life insurance and accidental death and dismemberment coverage for a period of 12 months, subject to the then current cost sharing features of the plans. In the event Mr. Carpenter obtains other employment during the Severance Period, the Company’s obligation to pay such severance shall cease.

Executive Stock Option Plan

In 1992, the Company adopted the Executive Stock Option Plan (the “ESOP”) in respect of the common shares of the Company. Since its adoption, the ESOP has been amended on several occasions. The ESOP provides that the total number of common shares reserved for issuance thereunder is equal to 10% of the issued and outstanding common shares of the Company from time to time. The ESOP is considered to be an “evergreen” plan, since the number of common shares covered by options which have been exercised will be available for subsequent grants under the ESOP and the number of options available for grants increases as the number of issued and outstanding common shares of the Company increases. As such, under the rules of the Toronto Stock Exchange, a security-based arrangement such as the ESOP must, when initially put in place, receive shareholder approval at a duly-called meeting of shareholders and the unallocated options are subject to ratification by shareholders every three years thereafter. All unallocated options under the ESOP were ratified, confirmed and approved by shareholders at a special meeting of shareholders of the Company held on September 6, 2012.

The purpose of the ESOP is to promote a proprietary interest in the Company among the executives, key employees and directors of the Company and its subsidiaries, in order to both encourage such persons to further the development of the Company and assist the Company in attracting and retaining key personnel necessary for the Company’s long-term success. The Board of Directors designates from time-to-time those persons to whom options are to be granted and determines the number of common shares subject to such options. Generally, participation in the ESOP is limited to persons holding positions that can have an impact on the Company’s long-term results.

The number of common shares to which the options relate is determined by taking into account, inter alia, the market value of the common shares and each optionee’s base salary.

The following is a description of certain features of the ESOP:

(a)	options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;

(b)	options vest at the rate of 25% per year, beginning, in the case of options granted to employees, on the first anniversary date of the grant and, in the case of options granted to non-management directors, on the date of the grant;

(c)	the aggregate number of options that may be granted to directors who are not part of management may not exceed 1% of the number of issued and outstanding common shares of the Company;

(d)	the exercise price of the options is determined by the Board of Directors, but cannot be less than the “Market Value” of the common shares of the Company, defined in the ESOP as the closing price of the common shares on the Toronto Stock Exchange for the day immediately preceding the effective date of the grant;

(e)	the number of common shares reserved for issuance to any person cannot exceed 5% of the number of issued and outstanding common shares of the Company;

(f)	the number of common shares issuable to any one “insider” of the Company and such insider’s associates within a one-year period cannot exceed 5% of the number of issued and outstanding common shares of the Company;

(g)	the number of common shares issuable at any time to “insiders” under the ESOP or any other compensation arrangement of the Company cannot exceed 10% of the number of issued and outstanding common shares of the Company;

(h)	the number of common shares issued to “insiders” within a one-year period under the ESOP or any other compensation arrangement of the Company cannot exceed 10% of the number of issued and outstanding common shares of the Company.

(i)	options granted under the ESOP may not at any time be repriced;

(j)	options granted under the ESOP may not be assigned;

(k)	in the event that a bona fide offer to purchase all or part of the outstanding common shares is made to all shareholders, notice thereof must be given by the Company to all optionees and all options will become immediately exercisable, but only to the extent necessary to enable an optionee to tender his or her shares should the optionee so desire;

(l)	the ESOP does not provide for financial assistance from the Company to optionees;

(m)	when a director of the Company ceases to be a director, all non-vested options are immediately cancelled and the former director is entitled to exercise, within a period of three months from such event, options that had vested at the time the director ceased to be a director;

(n)	in the case of retirement of an optionee, all non-vested options are immediately cancelled and the former employee is entitled to exercise, within a period of twelve months from retirement, options that had vested at the time of retirement;

(o)	in the case of an optionee’s death, all non-vested options are immediately cancelled and the estate is entitled to exercise, within a period of twelve months from death, options that had vested at the time of death;

(p)	when an optionee ceases to be an employee of the Company or a subsidiary for any reason other than retirement or death, all non-vested options are immediately cancelled and the optionee is entitled to exercise, within a period of three months from the termination of employment, options that had vested at the time of termination of employment; and

(q)	subject to the approval of the Toronto Stock Exchange, the Board of Directors of the Company may amend or terminate the ESOP at any time but, in such event, the rights of optionees related to any options granted but unexercised under the ESOP shall be preserved and maintained and no amendment can confer additional benefits upon optionees without prior approval by the shareholders of the Company.

As at December 31, 2012, there were options outstanding under the ESOP to purchase an aggregate of 2,657,037 common shares, representing 4.5% of the issued and outstanding common shares of the Company, and a total of 1,676,305 options exercisable. No options were granted in 2012. The Company instead adopted a Stock Appreciation Rights Plan as described below and issued Stock Appreciation Rights under the ESOP.

Year-End Unexercised Options and Option Values

The following table sets out for each of the Directors and members of senior management the total number of unexercised options held as of December 31, 2012 and the value of such unexercised options at that date.

Name	Number of unexercised options at fiscal year-end Exercisable / Unexercisable	Value of unexercised “in the money” options at fiscal year- end Exercisable / Unexercisable ($) (1)
Eric E. Baker	47,500 / 22,500	282,375 / 137,125
Robert M. Beil	0 / 12,500	0 / 79,025
George J. Bunze	57,500 /12,500	314,275 / 79,025
Robert J. Foster	0 / 17,500	0 / 108,075
James Pantelidis	0 / 0	0 / 0
Jorge N. Quintas	47,500 / 12,500	291,375 / 79,025
Gregory A. Yull	679,573 / 437,500	1,631,875 / 2,760,625
Melbourne F. Yull	0 / 22,500	0 / 137,125
Bernard J. Pitz	162,195 / 120,732	757,287 / 665,762
Jim Bob Carpenter	66,453 / 36,250	315,466 / 217,926
Shawn Nelson	182,439 / 55,000	179,175 / 334,175
Douglas Nalette	152,352 / 55,000	179,175 / 334,175
Burgess H. Hildreth	0 / 36,250	0 / 217,925

(1)	The value of unexercised “in-the-money” options is calculated using the closing price of the common shares of the Company on the Toronto Stock Exchange on December 31, 2012 (CDN$8.00 less the respective exercise prices of the options.)

2012 Stock Appreciation Rights Plan

The Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan on June 20, 2012 in lieu of granting stock options in 2012. The purpose of the 2012 Stock Appreciation Rights Plan is to (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain the key employees necessary for the Company’s long-term success. The 2012 Stock Appreciation Rights Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award stock appreciation rights (“SARs”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years. The following table sets out the details of all grants of SARs to the Directors and members of senior management during the fiscal year ended December 31, 2012.

NAME	NUMBER OF SARs GRANTED	BASE PRICE CDN$	EXPIRATION DATE
Eric E. Baker	10,000	7.56	June 28,2018
Robert M. Beil	10,000	7.56	June 28,2018
George J. Bunze	10,000	7.56	June 28,2018
Robert J. Foster	10,000	7.56	June 28,2018

NAME	NUMBER OF SARs GRANTED	BASE PRICE CDN$	EXPIRATION DATE
James Pantelidis	30,000	7.56	June 28,2018
Jorge N. Quintas	10,000	7.56	June 28,2018
Gregory A. Yull	500,905	7.56	June 28,2022
Melbourne F. Yull	10,000	7.56	June 28,2018
Bernard J. Pitz	165,000	7.56	June 28,2018
Jim Bob Carpenter	40,000	7.56	June 28,2018
Shawn Nelson	80,000	7.56	June 28,2018
Douglas Nalette	80,000	7.56	June 28,2018
Burgess H. Hildreth	40,000	7.56	June 28,2018

Pension and Other Post Retirement Benefit Plans

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

Term

The Company has eight Directors. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on June 5, 2013, at which time the current term of each Director will expire.

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

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is appointed by the Board and is currently composed of three directors, Robert M. Beil (Chairman), Robert J. Foster, and Jorge N. Quintas, none of whom is or has been at any previous time an employee of the Company or any of its subsidiaries. Each of the Human Resources and Compensation Committee members are independent as that term is defined by the Toronto Stock Exchange and Sarbanes-Oxley Act.

Mr. Beil joined the Dow Chemical Company in 1975 after graduating from Youngstown State University with a BA Degree in Industrial Marketing. During a thirty-two year career with Dow, Mr. Beil held numerous sales and marketing executive positions, where he had responsibility for the implementation of company compensation schemes for large organizations. In addition, he spent a portion of his career working in Dow’s Human Resources function. Human Resources was responsible for compensation design for Dow, a Fortune 500 company.

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

Mr. Quintas graduated in Management at INP-Lisbon and initialized his professional career in ALCAN (England). Later he became a Board Member in several industrial companies from power and telecommunication cable production to Optic Fibers. He was a Board Member at Portgás, city gas distribution in Portugal. Presently Mr. Quintas is the Chairman of Nelson Quintas Group, in Portugal and Board Member of: ECODEAL - dangerous waste recycling plant, NQT - Telecommunication Network in Rio de Janeiro (Brasil) and Audit Committee of Serralves Foundation.

The mandate of the Human Resources and Compensation Committee consists of ensuring the direction and implementation of the Company’s wage and compensation plans, policies, and programs, and in ensuring that a succession plan is put in place to deal with the Company’s future needs regarding human resources, with respect to the Chief Executive Officer and other key executives.

The Human Resources and Compensation Committee Charter is attached hereto as Exhibit “14.1”.

Audit Committee

The Audit Committee is appointed by the Board and is currently composed of three Directors, George J. Bunze, Robert J. Foster, and James Pantelidis. Each of the Audit Committee members are independent and financially literate as such terms are defined by Canadian Multilateral Instrument 52-110-Audit Committees.

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

Mr. Pantelidis graduated from McGill University with a Bachelor of Science degree and a Master of Business Administration. Mr. Pantelidis has over 30 years of experience in the petroleum industry. Mr. Pantelidis is Chairman of the Board of Parkland Fuel Corporation and has served as a director of Parkland Fuel Corporation since 1999. Mr. Pantelidis is Chairman and Director of EnerCare Inc. since 2002 (member of the Audit, Governance and Compensation, and Investment Committees). He also serves on the Board of each of RONA Inc. (Chairman of the Human Resources and Compensation Committee and member of the Development Committee); Industrial Alliance Insurance and Financial Services Inc. (Chairman of the Investment Committee and member of Human Resources and Compensation Committee). From 2002 to 2006, Mr. Pantelidis was on the board of FisherCast Global Corporation and served as Chairman and Chief Executive Officer from 2004 to 2006. From 2002 to 2004, Mr. Pantelidis was President of J.P. & Associates, a strategic consulting group. Between 1999 and 2001, Mr. Pantelidis served as Chairman and Chief Executive Officer for the Bata International Organization.

The Audit Committee fulfills applicable public corporation obligations required of audit committees and assists the Board in fulfilling its oversight responsibilities. The Audit Committee examines the financial reporting processes, internal controls, financial risk management and the audit process and procedures applied by the Company and makes recommendations to the Board in connection with the nomination of the external auditor.

The Audit Committee’s Charter is attached hereto as Exhibit “14.2”.

D.	EMPLOYEES

As of December 31, 2012, the Company had 1,800 total employees, 387 in Canada, 1,346 in the US, 52 in Portugal, and 15 in Mexico and Europe. As of December 31, 2012, 360 held either sales-related, administrative, information technology or research and development positions and 1,440 of whom were employed in operations. The Company’s Portuguese subsidiary had 54 employees, 2 in sales positions and the rest were employed in operations. Approximately 136 hourly employees at the Company’s Marysville plant are unionized and subject to a collective bargaining agreement which expires on April 30, 2015. Approximately 160 hourly employees at the Company’s Menasha plant are unionized and subject to a collective bargaining agreement which expires on July 31, 2015. Approximately 62 hourly employees at the Company’s Carbondale plant are unionized and subject to a collective bargaining agreement which expires on March 4, 2015. Approximately 28 hourly employees at the Company’s Langley, British Columbia plant are unionized and subject to a collective bargaining agreement which expires on March 31, 2014. Other than the strike at its Brantford, Ontario plant, which was closed in the second quarter of 2011, the Company has never experienced a work stoppage and it considers its employee relations to be satisfactory. The Company does not employ a significant number of temporary employees.

As of December 31, 2011, the Company had 1,861 total employees, 418 in Canada, 1,376 in the US, 52 in Portugal, and 15 in Mexico and Europe. As of December 31, 2011, 362 held either sales-related, administrative, information technology or research and development positions and 1,438 of whom were employed in operations. The Company’s Portuguese subsidiary had 52 employees, 2 in sales positions and the rest were employed in operations.

As of December 31, 2010, the Company had 2,021 total employees, 563 in Canada, 1,389 in the US, 54 in Portugal, and 15 in Mexico and Europe. As of December 31, 2010, 360 held either sales-related, administrative, information technology or research and development positions and 1,664 of whom were employed in operations. The Company’s Portuguese subsidiary had 54 employees, 4 in sales positions and the rest were employed in operations.

E.	SHARE OWNERSHIP

The following table sets out for each of the Directors and members of senior management as of February 7, 2013, the number of shares of the Company owned or controlled by each.

NAME	NUMBER OF SHARES OWNED
Eric E. Baker	3,018,989
Robert M. Beil	57,696
George J. Bunze	45,250
Robert J. Foster	67,500
James Pantedilis	5,000
Jorge N. Quintas	97,300
Gregory A. Yull	215,629
Melbourne F. Yull	2,512,609
Bernard J. Pitz	16,454
Jim Bob Carpenter	24,105
Shawn Nelson	45,112
Douglas Nalette	30,795
Burgess H. Hildreth	34,075

As of February 7, 2013, the Directors and senior management own an aggregate of 6,169,014 common shares of the Company, being 10% of the issued and outstanding common shares of the Company. The common shares held by the Directors and senior management do not have different voting rights from those held by the other shareholders of the Company.

Please see the heading “Executive Stock Option” above in this section for a description of the Company’s Amended Executive Stock Option Plan.

The following table sets forth all vested and unvested outstanding options granted to the Company’s Directors and senior management through December 31, 2012:

Name	Number of options	Exercise price of options $CDN	Expiration date of options
Eric E. Baker	50,000 20,000	2.19 1.55	6/10/2016 6/7/2017
Robert M. Beil	2,500 10,000	2.19 1.55	6/10/2016 6/7/2017
George J. Bunze	30,000 10,000 10,000 20,000	3.61 0.55 2.19 1.55	9/17/2013 4/1/2015 6/10/2016 6/7/2017
Robert J. Foster	7,500 10,000	2.19 1.55	6/10/2016 6/7/2017
James Pantelidis	0	0
Jorge N. Quintas	30,000 10,000 20,000	1.89 2.19 1.55	11/13/2015 6/10/2016 6/7/2017
Melbourne F. Yull	12,500 10,000	2.19 1.55	6/10/2016 6/7/2017
Gregory A. Yull	417,073 350,000 350,000	3.61 1.90 1.55	9/17/2013 8/5/2020 6/7/2021
Bernard J. Pitz	182,927 100,000	3.61 1.80	11/12/2015 6/27/2017
Jim Bob Carpenter	1,453 50,000 26,250 25,000	3.61 3.61 2.19 1.80	9/17/2013 8/26/2014 6/10/2016 6/27/2017
Shawn Nelson	152,439 35,000 50,000	3.61 2.19 1.80	9/17/2013 6/10/2016 6/27/2017
Douglas Nalette	122,352 35,000 50,000	3.61 2.19 1.80	9/17/2013 6/10/2016 6/27/2017
Burgess H. Hildreth	17,500 18,750	2.19 1.80	6/10/2016 6/27/2017

Item 7:	Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS

As at December 31, 2012, to the knowledge of the Company, the following are the only persons who beneficially own, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company (“Major Shareholders”), along with a three-year history of their stock ownership:

Name and place of residence	# / % 12/31/2012	# / % 12/31/2011	# / % 12/31/2010

Letko, Brosseau & Associates Inc.(1) Montreal, Québec	10,084,641 / 16.91	12,798,950 / 21.71	13,411,823 / 22.75

KSA Capital Management, LLC(2) Bernardsville, New Jersey	3,676,590 / 6.16	3,676,590 / 6.24	3,676,590 / 6.24

Connor, Clark & Lunn Investment Mgt. Ltd.(3) Vancouver, British Columbia	5,900,000 / 9.90	0 / 0	0 / 0

O’Shaughnessy Asset Management, LLC(3) Stamford, Connecticut	3,300,000 / 5.53	1,767,000 / 2.99	0 / 0

Eric Baker.(4) Long Sault, Ontario	3,018,989 / 5.06	2,878,689 / 4.88	2,874,689 / 4.87

(1)	Based on report dated February 13, 2013 filed by Letko, Brosseau & Associates Inc. with the United States Securities and Exchange Commission.
(2)	Based on report dated July 31, 2009 filed by KSA Capital Management, LLC with the United States Securities and Exchange Commission.
(3)	Based on report as of December 31, 2012 by the Company’s shareholder analyst.
(4)	Based on SEDAR filings as of December 31, 2012.

The Major Shareholders of the Company do not have any voting rights that differ from the other shareholders of the Company.

As of February 15, 2013, of the 59,625,039 common shares issued and outstanding, approximately 40,857,420 are held in Canada and 18,767,619 in the United States, being 69% and 31%, respectively.

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

Prior to July 31, 2002, the Company made certain interest-free loans payable on demand to certain of its directors and officers. Only one loan remained outstanding to Gregory A. Yull in 2013, with a balance of US$52,372.00, which was paid in full on March 7, 2013.

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

The Consolidated Financial Statements of Intertape for the years ended December 31, 2012, 2011 and 2010 include the following:

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

Consolidated Changes in Shareholders’ Equity

Consolidated Cash Flows

Consolidated Balance Sheets

Notes to Consolidated Financial Statements

Dividend Distributions

The Board of Directors of the Company adopted a Dividend Policy on August 14, 2012 providing for semi-annual dividend payments in the amount of CDN$.08. So long as the payments do not result in a violation of the Company’s covenants with its lenders and noteholders, there are no other restrictions that would prevent the Company from paying dividends. The Company paid a dividend on October 10, 2012 in the amount of CDN$.08 per issued and outstanding common share. On March 6, 2013, the Company declared a dividend in the amount of US$0.08, under the semi-annual dividend policy. The dividend will be paid on April 10, 2013 to shareholders of record at the close of business on March 25, 2013. The Company has determined it is appropriate to pay the dividend in US dollars because most of its cash flows are in US dollars. The Company has paid no other dividend in the past three years. For details regarding the Company’s covenants with its lenders and noteholders please refer to the Registration Statement filed on www.sec.gov in the US on October 26, 2004 as Registration No. 333-119982, as amended, and the Indenture and the ABL Loan and Security Agreement filed on www.sedar.com in Canada.

B.	SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements.

Item 9:	The Offer and Listing

A.	OFFER AND LISTING DETAILS

The following table sets forth the reporting of the high and low closing prices for Intertape shares on the Toronto Stock Exchange for the periods indicated. Also set forth below are the high and low closing prices for Intertape shares on the New York Stock Exchange through December 2009 and the OTC Pink Sheets from 2010 through 2012. As previously discussed, the Company voluntarily delisted its shares of common stock from the New York Stock Exchange effective December 3, 2009.

		Toronto Stock Exchange ($CDN)		New York Stock Exchange ($US)* OTC Pink Sheets
Year	Period	High	Low	High		Low
2008	Annual	3.53	0.80	3.59	*	0.67	*
2009	Annual	3.07	0.39	2.90	*	0.26	*
2010	Annual	3.60	0.92	3.43		0.93
2011	Annual	3.39	1.02	3.30		1.04
2012	Annual	9.07	3.12	9.17		3.08

2012	First Quarter	4.70	3.17	4.65		3.10
	Second Quarter	7.85	4.72	7.65		4.75
	Third Quarter	9.00	6.12	9.11		6.21
	Fourth Quarter	8.28	6.10	8.40		6.03

2011	First Quarter	1.29	1.02	1.30		1.04
	Second Quarter	1.89	1.20	1.88		1.24
	Third Quarter	2.59	1.73	2.64		1.81
	Fourth Quarter	3.39	1.78	3.30		1.71

2012	September	6.97	6.12	7.20		6.21
	October	6.94	6.42	7.00		6.48
	November	8.13	6.10	8.16		6.03
	December	8.28	7.99	8.40		8.02

2013	January	9.78	8.05	9.78		8.17
	February	9.69	9.05	9.68		8.84

Intertape has authorized an unlimited number of voting common shares without par value. The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares. As of December 31, 2012, there were 59,625,039 issued and outstanding common shares and no issued and outstanding preferred shares of the Company.

B.	PLAN OF DISTRIBUTION

Not Applicable.

C.	MARKETS

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol “ITP.” The Company’s common shares were traded on the New York Stock Exchange under the symbol “ITP” until December 3, 2009, the effective date of the Company’s voluntary delisting. The Company’s common shares are traded in the US on the OTC Pink Sheets.

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

Each Director is required to own a minimum of 50,000 shares of the Company’s common stock by August 2014 in order to remain eligible for future option grants.

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

The following is a description of the material contracts the Company was a party to during the last two fiscal years ended December 31, 2012, regardless of when they were initially entered into by Intertape Polymer Group, either directly or through one of its subsidiaries, and that are not in the ordinary course of the Company’s business:

•

a Purchase Agreement, Registration Rights Agreement and Indenture each dated as of July 28, 2004, in connection with the issuance by Intertape Polymer US Inc., a finance subsidiary of Intertape Polymer Group, of the aggregate principal amount of US$125.0 million of 8.5% Senior Subordinated Notes due 2014. The Notes were offered to institutional investors and are guaranteed on a senior subordinated basis by the Company and substantially all of its subsidiaries. Interest will accrue and be payable on the Notes semi-annually in arrears on February 1 and August 1. For a copy of the Purchase Agreement, Registration Rights Agreement, and Indenture, as well as details of the terms of the Senior Subordinated Notes, see the Registration Statement filed on October 26, 2004 as Registration No. 333-119982 as amended on www.sec.gov in the United States.

•

a Loan and Security Agreement dated March 28, 2008, among certain subsidiaries of the Company, the Lenders referred to therein, Bank of America, N.A., as Agent, and Banc of America Securities LLC, as Sole Lead Arranger and Book Manager for a $200.0 million asset based loan (“ABL”). The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and property, plant, and equipment. The ABL is priced at Libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases. The loan grid ranges from 1.50% to 2.25% (1.75% to 2.25% as amended – see below). Unencumbered real estate is subject to a negative pledge in favor of the ABL lenders. However, the Company retains the ability to secure financing on all or a portion of its owned real estate up to $35 million of real estate mortgage financing and have the negative pledge in favor of the ABL lenders terminated. The ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL) less capital expenditures and pension plan payments in excess of pension plan expense to the sum of debt service and the amortization of the value of equipment in the borrowing base. The financial covenant becomes effective only when unused availability drops below $25.0 million. The ABL matures in March 2013 (February 2017 as amended – see below). For a copy of the Loan and Security Agreement see the 6-K filed on May 8, 2008, Film No. 088 13597. For a copy of the First and Second Amendments see the 6-K filed on April 29, 2011, Film No. 11793224.

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

•

an Equipment Finance Agreement dated August 14, 2012 in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through December 31, 2013. The Equipment Finance Agreement will have quarterly scheduling of amounts with each schedule having a term of sixty months and a fixed interest rate. The Company entered into the first schedule on September 27, 2012 for $2.7 million at an interest rate of 2.74% with 60 monthly payments of $48,577 and the last payment due on October 2, 2017. The Company entered into the second schedule on December 28, 2012 for $2.6 million at an interest rate of 2.74% with 60 monthly payments of $46,258 and the last payment due on December 31, 2017. For a copy of the Equipment Finance Agreement see the 6-K filed on September 5, 2012, Film No. 121073380.

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

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada – United States Tax Convention (1980), as amended (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a non-resident holder of the Company’s common stock and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

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

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of the Company unless such share is (or is deemed to be) “taxable Canadian property” (as defined in the Income Tax Act) of the non-resident holder. As long as they are listed on a designated stock exchange (which includes the TSX) at the time they are disposed of, Intertape’s common stock generally will not be considered taxable Canadian property of a non-resident holder unless at any time during the 60 month period immediately preceding the disposition of the stock: (i) the non-resident holder, persons with whom the non-resident holder does not deal at arm’s length or the non-resident holder together with such non-arm’s length persons owned, or had an interest in an option in respect of, 25% or more of the issued stock of any class or series of the Company’s capital stock, and (ii) more than 50% of the fair market value of the shares of Intertape Polymer Group was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Income Tax Act), timber resource properties (as defined in the Income Tax Act), or an option, an interest or right in such property.

United States Federal Income Tax Consequences

The following is a general discussion of the material United States federal income tax consequences, under current law, generally applicable to a US Holder (as hereinafter defined) of common shares of the Company. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Tax Consequences”).

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

US Holders

As used herein, a “US Holder” means a holder of common shares of the Company who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof or a trust whose income is taxable in the United States irrespective of source.

This summary does not address the tax consequences to, and US Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the US dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to US Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.

Distribution on Common Shares of the Company

US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the US dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s federal income tax liability or, alternatively, may be deducted in computing the US Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation. The Health Care and Education Reconciliation Act of 2010 added Section 1411 to the Internal Revenue Code to impose a 3.8% Medicare surtax on net investment income of certain individuals, estates and trusts beginning in 2013. In general, income with respect to Company distributions will be considered investment income for purposes of the surtax.

Foreign Tax Credit

A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the US Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s United States income tax liability that the US Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain US Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and US Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of the Company

A US Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of US Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. The Health Care and Education Reconciliation Act of 2010 added Section 1411 to the Internal Revenue Code to impose a 3.8% Medicare surtax on net investment income of certain individuals, estates and trusts beginning in 2013. In general, capital gain or loss recognized upon the sale of common shares of the Company will be considered investment income for purposes of the surtax.

Other Considerations

In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common shares:

Passive Foreign Investment Company

Certain United States income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on US Holders of foreign corporations. These rules do not apply to non-US Holders.

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Company does not believe that it is a PFIC. Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of two alternative tax regimes at the election of each such US Holder. The following is a discussion of such two alternative tax regimes applied to such US Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a US Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Company” below).

A US Holder who makes an election (an “Electing US Holder”) in a timely manner to treat the Company as a Qualified Electing Fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing US Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing US Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election also allows the Electing US Holder to (i) generally treat any gain realized on the disposition of their common shares of the Company (or deemed to be realized on the pledge of their shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing US Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible.

If a US Holder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-electing US Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares of the Company and (ii) certain “excess distributions”, as specifically defined, by the Company.

A Non-electing US Holder generally would be required to pro rate all gains realized on the disposition of his common shares of the Company and all excess distribution of his common shares and all excess distributions over the entire holding period for the Company.

All gains or excess distributions allocated to prior years of the US Holder (other than years prior to the first taxable year of the Company during such US Holder’s holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing US Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing US Holder that is not a corporation must treat this interest charge as “personal interest” which, as discussed above, is wholly non-deductible. The balance of the gain of the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

If the Company is a PFIC for any taxable year during which a Non-electing US Holder holds common shares of the Company, then the Company will continue to be treated as a PFIC with respect to such common shares, even if it is no longer definitionally a PFIC. A Non-electing US Holder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-electing US Holders) as if such common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing US Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. An Electing US Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing US Holder’s common shares, less (ii) the excess of the fair market value of the Electing US Holder’s common shares reduced by the US Holder’s adjusted basis in these common shares at death. The specific tax effect to the US Holder and the transferee may vary based on the manner in which the common shares are transferred. Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation.

Certain special, generally adverse, rules will apply with respect to common shares of the Company while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1297(b)(6) of the Code, a US Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Company

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would effect many complex results one of which is the inclusion of certain income of a CFC which is subject to current US tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such US shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current US tax on their pro rata shares of the CFC’s earnings invested in US property. The foreign tax credit described above may reduce the US tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a US Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to US Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

F.	DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.	STATEMENT BY EXPERTS

Not Applicable.

H.	DOCUMENTS ON DISPLAY

The documents referred to in this Form 20-F may be viewed at the Company’s office located at 3647 Cortez Road West, Bradenton, Florida 34210.

I.	SUBSIDIARY INFORMATION

Not Applicable.

Item 11:	Quantitative and Qualitative Disclosures About Market Risk

Information for this Item is set forth in Note 21 to the 2012 audited Consolidated Financial Statements under Item 18 hereof.

Item 12:	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures. Intertape Polymer Group Inc. (“Intertape Polymer Group” or the “Company”) maintains disclosure controls and procedures designed to ensure not only that information required to be disclosed in its reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, but also that information required to be disclosed by Intertape Polymer Group is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer of Intertape Polymer

Group conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2012. They concluded based on such evaluation that the Company’s disclosure controls and procedures were effective.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2012 based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that the Company’s internal control over financial reporting was effective as at December 31, 2012 based on those criteria.

The Company’s independent auditors, Raymond Chabot Grant Thornton LLP, audited the financial statements included in this annual report and audited the Company’s internal control over financial reporting as of December 31, 2012 and included in the Consolidated Financial Statements referenced in Item 18 of this Form 20-F its report on the Company’s internal control over financial reporting.

Changes in Internal Control Over Financial Reporting. There have been no changes in Intertape Polymer Group’s internal control over financial reporting that occurred during 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Intertape has adopted a code of ethics entitled “Intertape Polymer Group Inc. Code of Business Conduct and Ethics”, which is applicable to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and all persons performing similar functions. During the 2012 fiscal year, Intertape did not grant a waiver from any provision of its Code of Business Conduct and Ethics. Intertape will provide, without charge, to any person upon written or oral request, a copy of its Code of Business Conduct and Ethics. Requests should be directed to Burgess H. Hildreth, Intertape Polymer Group Inc., 3647 Cortez Road West, Bradenton, Florida 34210. Mr. Hildreth may be reached by telephone at (941) 739-7500.

Item 16C:	Principal Accountant Fees and Services

The following table sets forth the fees billed for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, Intertape’s independent auditors, for the fiscal years ended December 31, 2012 and December 31, 2011:

	Year ended December 31,
	2012	2011
Audit Fees	860,430	1,052,114
Audit-Related Fees	10,005	119,253
Tax Fees	75,038	268,614
All Other Fees	—	—

Total Fees	945,473	1,439,981

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

Item 16D:	Exemptions From the Listing Standards for Audit Committee

Not Applicable.

Item 16E:	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F:	Change In Registrant’s Certifying Accountant.

Not Applicable.

Item 16G:	Corporate Governance

Not Applicable.

Item 16H:	Mine Safety Disclosure

Not Applicable.

PART III

Item 17.	Financial Statements

Not Applicable.

Item 18.	Financial Statements

The Consolidated Financial Statements required under Item 18 of this Form 20-F are attached hereto as Exhibit “A”.

Item 19.	Exhibits

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

Consolidated Earnings (Loss)

Consolidated Comprehensive Income (Loss)

Consolidated Changes In Shareholders’ Equity

Consolidated Cash Flows

Consolidated Balance Sheets

Notes to Consolidated Financial Statements

B.	Exhibits:

1.1	Articles of Amalgamation as amended incorporated herein by reference to Exhibit 3.3 to S-4 filed October 26, 2004, File No. 333-119982-26

1.2	General By-law 2003-1 incorporated herein by reference to Exhibit 3.4 to S-4 filed October 26, 2004, File No. 333-119982-26

4.1	Amended Executive Stock Option Plan incorporated herein by reference to S-8 filed November 7, 2012, File No. 333-184797

4.2	Purchase Agreement, Registration Rights Agreement and Indenture incorporated herein by reference to the Registration Statement filed on October 26, 2004 as Registration No. 333-119982 as amended on www.sec.gov in the United States

4.3	Loan and Security Agreement filed under 6-K on May 8, 2008, Film No. 08813597

4.4	Third Amendment to Loan and Security Agreement filed under 6-K on February 2, 2012, Film No. 12566721.

8.1	A list of all of Intertape’s significant subsidiaries is set forth in Item 4C of this Form 20-F.

10.1	During 2012, Intertape was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR. Intertape’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which Intertape’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a) or Rule 15d-14(a) (17 CFR 240.15d-14(a))

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

14.1	Human Resources and Compensation Committee Charter incorporate herein by reference

14.2	Audit Committee Charter incorporated herein by reference

15.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Intertape Polymer Group Inc.

By:	/s/ Gregory A. Yull
Gregory A. Yull, Chief Executive Officer

Dated March 26, 2013

EXHIBIT “14.1” to Form 20-F

INTERTAPE POLYMER GROUP INC.

HUMAN RESOURCES AND COMPENSATION COMMITTEE CHARTER

PURPOSE

The Human Resources and Compensation Committee (the “Committee”) is a standing committee appointed by the Board of Directors (the “Board”) of Intertape Polymer Group Inc. (the “Corporation”). The mandate of the Committee consists of ensuring the direction and implementation of the Corporation’s wage and compensation plans, policies and in ensuring that a succession plan is put in place to deal with the Corporation’s future needs regarding human resources, with respect to the Chief Executive Officer and other key executives.

COMPOSITION, PROCEDURES AND POWERS

Composition

The Committee will be comprised of at least three members and a majority of the members of the Committee will be an “independent” director (as such term is defined from time to time under the requirements or guidelines for board service under applicable securities laws and the rules of any stock exchange on which the Corporation’s securities are listed for trading).

The members of the Committee will be appointed or changed by resolution of the Board to hold office from the time of their appointment until the next annual meeting of shareholders or until their successors are so appointed. The Board may remove or replace a member of the Committee at any time. A member will cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on a Committee by appointing another director to the Committee.

Procedures

The Committee will meet regularly at times necessary to perform the duties described herein in a timely manner, but at least annually. Meetings may be held at any time deemed appropriate by the Committee.

A majority of the members of the Committee in office from time to time or, in the event that there are less than four members, two members will constitute a quorum for the transaction of business at any meeting of the Committee.

The Committee will fix its own procedure at meetings and for the calling of meetings. Unless waived by the members of the Committee, the Committee will meet “in camera” at each Committee meeting at which members of management are not in attendance, to allow its members to discuss matters openly and candidly.

The Committee will report to the Board following meetings of the Committee.

Powers

The Committee is entitled to full access to all books, records, facilities, and personnel of the Corporation and its subsidiaries. The Committee may require such officers, directors and employees of the Corporation and its subsidiaries and others as it may see fit from time to time to provide any information about the Corporation and its subsidiaries it may deem appropriate and to attend and assist at meetings of the Committee. The Committee may obtain, where necessary, legal or other advice from outside professionals; and determine and pay the fees of such professionals.

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

The Committee may adopt policies and procedures for carrying out its responsibilities.

DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee are established by the Board and include, amongst others, the following:

General Responsibilities

i)	Examine the Corporation’s wage and compensation policies, with respect to the Chief Executive Officer and other key executives, and make recommendations to the Board regarding the adoption of such policies, as well as any amendments required as a result of any new laws or regulations;

ii)	Review and assess the competitiveness and appropriateness of and approve the compensation package of the Chief Executive Officer and of other key executives. In conducting such review, the Committee will consider:

•	the compensation packages of the Chief Executive Officer and of other key executives for the prior year;

•	the Committee’s evaluation of the performance of the Chief Executive Officer and the Chief Executive Officer’s evaluation of the performance of the other respective key executives;

•	the Corporation’s performance and relative shareholder return;

•	whether the compensation package reflects an appropriate balance between short and longer-term incentives to improve performance of the Corporation;

•	whether the compensation package of the Chief Executive Officer or other key executives encourages excessive risk-taking;

•	the competitiveness of the compensation package, including the value of similar incentive awards paid to equivalent officers and positions at comparable companies; and

•	the awards granted to the Chief Executive Officer and other key executives in previous years;

iii)	Report the results or findings of its assessments of the competitiveness of the Corporation’s compensation policies and practices to the Board;

iv)	Examine and, if applicable, review the Executive Stock Option Plan and such other incentive plans approved by the Board, evaluate these plans and make recommendations to the Board regarding any amendments deemed necessary as a result of the enactment of any new applicable laws or regulations or resulting from new market trends;

v)	Monitor the administration of the Executive Stock Option Plan and such other incentive plans approved by the Board, and recommend to the Board grants of stock options other types of stock-based compensation other than grants to Directors who are not also employees of the Corporation;

vi)	Examine the Corporation’s director compensation policies and make recommendations to the Board regarding the adoption of such policies;

vii)	From time to time, as determined appropriate by the Committee, administer all policies and practices of the Corporation with respect to the indemnification of directors by the Corporation, approve all payments made pursuant to such policies and practices, and recommend to the Board the terms of the indemnification agreement to be entered into between the Corporation and each director;

viii)	Review and approve any employment contracts or arrangements with the Chief Executive Officer and other key executives, including any retirement allowance arrangements, severance payments or any similar arrangements to take effect in the event of a termination of employment and any change of control agreements;

ix)	Review and recommend to the Board compensation policies and processes and any new incentive compensation and equity compensation plans of the Corporation or changes to such plans and in particular, the compensation policies, processes and plans respecting the Chief Executive Officer and other key executives;

x)	Review on an annual basis the organizational structure and the succession planning program with respect to the Chief Executive Officer and other key executives;

xi)	Pre-approving any services (other than or in addition to compensation services) to be provided by the Corporation’s compensation consultant or advisor, or any of its affiliates, to the Corporation, or to its affiliated or subsidiary entities, or to any of its directors or other key executives;

xii)	Review the Committee’s mandate on an annual basis and make recommendations to the Board regarding the adoption thereof;

xiii)	Review the executive compensation information before it is publicly disclosed in the Corporation’s management proxy circular; and

xiv)	Carry out any other mandates that the Board may give from time to time.

Responsibilities Concerning the President and Chief Executive Officer

i)	Define the role and responsibilities of the President and Chief Executive Officer and make recommendations to the Board for their approval;

ii)	When hiring a new President and Chief Executive Officer, determine the Corporation’s objectives regarding this position, review the role and responsibilities in light of such objectives and approve the profile of the desired candidate with the help and support of the Chairman of the Board and the Human Resources management. If a mandate is given to outside advisors, review the list of potential candidates and approve the shortlist of candidates, participate in the final decision and make recommendations to the Board for approval;

iii)	Review and approve annually, in collaboration with the Chairman of the Board or, if applicable, the Lead Director, the objectives of the Corporation as they pertain to the compensation of the President and Chief Executive Officer, evaluate his performance in light of these objectives, establish the acceptable level of compensation based on this evaluation and make recommendations to the Board with respect thereto; and

iv)	Review and approve any decision with respect to the cessation of employment of the President and Chief Executive Officer and his severance package, if any, and make recommendations to the Board for approval.

Responsibilities Concerning Other Key Executives

i)	Determine annually the positions comprised by other key executives;

ii)	Recommend to the Board new candidates to the positions identified by the Board as comprising other key executives;

iii)	Review and approve the hiring, the compensation and the employment conditions of other key executives;

iv)	Review, if applicable, the severance packages negotiated in employment contracts or upon termination of employment of other key executives; and

v)	Review annually the development programs for other key executives.

REVIEW AND DISCLOSURE

The Committee will review and reassess the adequacy of this Charter periodically and otherwise, as it deems appropriate, recommend changes to the Board. The performance of the Committee will be evaluated with reference to this Charter annually.

The Committee will ensure that this Charter is disclosed on the Corporation’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements.

EXHIBIT “14.2” to Form 20-F

INTERTAPE POLYMER GROUP INC.

AUDIT COMMITTEE CHARTER

PURPOSE

The Audit Committee (the “Committee”) is a standing committee appointed by the Board of Directors (the “Board”) of Intertape Polymer Group Inc. (the “Corporation”). The Committee is established to fulfill applicable public corporation obligations respecting audit committees and to assist the Board in fulfilling its oversight responsibilities. The Committee examines the financial reporting processes, internal controls, financial risk management and the audit process and procedures applied by the Corporation and makes recommendations to the Board in connection with the nomination of the external auditor.

In addition, the Committee will prepare, if required, an audit committee report for inclusion in the Corporation’s annual management proxy circular, in accordance with applicable rules and regulations.

Nothing contained in this charter is intended to expand applicable standards of liability under statutory or regulatory requirements for the directors of the Corporation or the members of this Committee.

DIVISION OF RESPONSIBILITIES

The function of the Committee is oversight. It is not the duty or responsibility of the Committee or its members to (i) prepare the interim financial reports or annual financial statements of the Corporation; (ii) plan or conduct audits, (iii) make sure that the Corporation’s interim financial reports or annual financial statements are complete and accurate and prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada (International Financial Reporting Standards), (iv) make other types of auditing or accounting reviews or similar procedures or investigations, or (v) make sure applicable laws, regulations, rules and policies are complied with, including the Corporation’s internal policies. The Committee members and its Chairman are members of the Board, appointed to the Committee to provide broad oversight of the financial, risk and control related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

Management is responsible for the preparation, presentation and completeness of the Corporation’s interim financial reports and annual financial statements. Management, with the help of the internal audit service, is also responsible for maintaining appropriate accounting and financial reporting principles and policies and systems of risk assessment and internal controls and procedures designed to provide reasonable assurance that assets are safeguarded and transactions are properly authorized, recorded and reported and to assure the effectiveness and efficiency of operations, the reliability of financial reporting and compliance with accounting standards and applicable laws and regulations. Management is also responsible for monitoring and reporting on the adequacy and effectiveness of the system of internal controls.

The external auditors are responsible for planning and carrying out an audit of the Corporation’s annual financial statements in accordance with generally accepted auditing standards to provide reasonable assurance that, among other things, such financial statements are in accordance with generally accepted accounting principles.

Unless a member of the Committee has knowledge of information to the contrary (of which the Board must be informed forthwith), he or she may rely on (i) the integrity of persons or organizations, whether or not part of the Corporation, who provide information to him or her, (ii) the accuracy of financial information and any other information these persons or organizations provide to the Committee and (iii) statements made by management.

COMPOSITION, PROCEDURES AND POWERS

Composition

The Committee will be comprised of at least three members and each member of the Committee will be an “independent” director (as such term is defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Corporation’s securities are listed for trading).

All members of the Committee must be “financially literate” (as that term is defined from time to time under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the Corporation’s securities are listed for trading or if it is not so defined, as that term is interpreted by the Board in its business judgment).

The members of the Committee will be appointed or changed by resolution of the Board to hold office from the time of their appointment until the next annual meeting of shareholders or until their successors are so appointed. The Board may remove or replace a member of the Committee at any time. A member will cease to be a member of the Committee upon ceasing to be a director. The Board may fill vacancies on the Committee by appointing another director to the Committee.

Procedures

The Committee will meet regularly at times necessary to perform the duties described herein in a timely manner, but not less than four times a year and any time the Corporation proposes to issue a press release with respect to its quarterly or annual earnings information. Meetings may be held at any time deemed appropriate by the Committee.

A majority of the members of the Committee in office from time to time or, in the event that there are less than four members, two members will constitute a quorum for the transaction of business at any meeting of the Committee.

The Committee will fix its own procedure at meetings and for the calling of meetings. Unless waived by the members of the Committee, the Committee will meet “in camera” at each Committee meeting without members of management in attendance, to allow its members to discuss matters openly and candidly.

The Committee will report through the Committee Chairman to the Board following meetings of the Committee.

Powers

The Committee is entitled to full access to all books, records, facilities, and personnel of the Corporation and its subsidiaries. The Committee may require such officers, directors and employees of the Corporation and its subsidiaries and others as it may see fit from time to time to provide any information about the Corporation and its subsidiaries it may deem appropriate and to attend and assist at meetings of the Committee. The Committee may obtain, where necessary, legal or other advice from outside professionals; and determine and cause the Corporation to pay the fees of such professionals.

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

The Committee may adopt policies and procedures for carrying out its responsibilities.

DUTIES AND RESPONSIBILITIES

The duties and responsibilities of the Committee are established by the Board and include the functions customarily performed by audit committees, such as the following:

i)	Helping members of the Board meet their responsibilities for overseeing the financial information production and reporting process of the Corporation;

ii)	Providing sound communication between directors and the external auditor;

iii)	Ensuring itself of the independence of the external auditor;

iv)	Satisfying itself of the credibility and objectivity of financial reports;

v)	Strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor;

vi)	Assuming the responsibility, on behalf of the shareholders, for the relationship between the Corporation and the external auditor;

vii)	Examining and approving the mandate of the external auditor as well as the nature and scope of the audit to be conducted by the external auditor and receiving its official written statement attesting to its independence;

viii)	Recommending to the Board the nomination of the external auditor and its compensation;

ix)	Reviewing and evaluating the experience, qualifications and performance of the senior members of the external auditor’s team (particularly the lead partner);

x)	Examining and approving the mandate, the organization and the independence of the internal auditor of the Corporation, including the scope of its responsibilities, its objectives, its work programs, and significant reports to management and management’s responses;

xi)	Overseeing the work of the external auditor engaged for the purpose of preparing or issuing the audit report or performing other audit, exam or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial information;

xii)	Discussing with the external auditor any matters dealt with at the national office level of the external auditor;

xiii)	Discussing with the external auditor any restrictions imposed on the scope of its work and any problems arising in connection with its audit of the Corporation and its subsidiaries;

xiv)	Informing the Board of any conflict between the external auditor and management of the Corporation which the Committee has not settled within a reasonable timeframe;

xv)	Approving policies and procedures for the pre-approval of services to be rendered by the external auditors, which will include reasonable detail with respect to the services covered. All non-audit services to be provided to the Corporation or any of its affiliates by the external auditors or any of their affiliates which are not covered by pre-approval policies and procedures approved by the Committee will be subject to pre-approval by the Committee;

xvi)	If required, pre-approving a budget for all non-auditing services that the external auditor of the Corporation must carry out for the Corporation or its subsidiaries in order to allow the Committee to consider the effect of the services on the independence of the external auditor and examining and authorizing all fees paid to the external auditor for any service. This responsibility of the Committee cannot be delegated to management of the Corporation in any way whatsoever;

xvii)	Reviewing and recommending to the Board for approval, before their release, all interim financial reports or annual financial statements and the related management’s discussion and analysis, including, without limitation, the interim financial reports and annual financial statements of the Corporation, including the notes thereto, management’s discussion and analysis relating thereto, the press releases regarding the interim and annual results, and the use of “pro forma” or “adjusted” non-GAAP information as well as financial information and earnings guidance provided to analysts and rating agencies, statements for use in prospectuses, or other offering documents and statements or reports required by regulatory authorities;

xviii)	Reviewing and recommending to the Board for approval, before their release, all public disclosure documents of the Company containing audited or unaudited financial information, including, without limitation, any prospectus, annual report (whether on Form 20-F or 40-F), annual information form, or any other documents extracted or derived from the Corporation’s financial reports filed with regulatory agencies and satisfy itself that all information is consistent with the financial reports and that such document or statement does not contain any untrue statement of any material facts or omit to state a material fact that is required or necessary to make the document or statement not misleading, in light of the circumstances under which it was made;

xix)	Reviewing the accounting policies followed by the Corporation, including any material changes made thereto during a fiscal year and ensuring that they are adequate under the circumstances and in compliance with applicable laws and regulations;

xx)	Reviewing the development, selection and disclosure of critical accounting estimates, and analyses of the effect of alternative assumptions, estimates or GAAP methods on the Corporation’s interim financial reports or annual financial statements;

xxi)	Reviewing, in conjunction with management and the external auditor, any new financial or regulatory requirements;

xxii)	Assessing the efficiency and integrity of the Corporation’s internal controls and management information systems taking into account comments from the external auditor, the internal auditor of the Corporation and the Chief Financial Officer of the Corporation;

xxiii)	Reviewing the recommendations that the internal auditor and the external auditor bring to the attention of management of the Corporation and which they consider material with a view to improving accounting practices, internal controls and management information systems;

xxiv)	Ensuring that an adequate corporate disclosure policy is in place for the review of the Corporation’s public disclosure of financial information extracted or derived from the interim financial reports or annual financial statements;

xxv)	Ensuring that procedures established for the receipt, retention and the treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters and regarding the confidential and anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

xxvi)	Reviewing and approving the Corporation’s hiring policies regarding current and former partners and employees of the present and former external auditor of the Corporation;

xxvii)	Ensuring that a process allowing management to identify the major risks the Corporation is facing is implemented and taking all necessary measures or ensuring that such measures are taken to manage such risks; in this regard, making inquiries with respect to the insurance portfolio, the currency position, any pending or threatened litigation as well as any contingent liabilities of the Corporation and its subsidiaries; reviewing the level of provisions with respect to the Corporation’s accounts and evaluating their adequacy;

xxviii)	Meeting privately on a regular basis with the internal auditor and the external auditor, without management being present, to discuss management of the Corporation’s financial affairs and internal controls.

xxix)	Obtaining reports from management, the Company’s senior internal auditing executive, if one is appointed, and the external auditor that the Corporation and its subsidiary or foreign affiliated entities are in conformity with applicable legal requirements and the Corporation’s Code of Business Conduct and Ethics;

xxx)	Reviewing reports and disclosures of insider and affiliated party transactions. Advising the Board with respect to the Corporation’s policies and procedures regarding compliance with applicable laws and regulations and with the Corporation’s Code of Business Conduct and Ethics;

xxxi)	Discussing with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports, which raise material issues regarding the Corporation’s financial statements or accounting policies; and

xxxii)	Discussing with the Corporation’s legal counsel matters that may have a material impact on the interim financial reports or annual financial statements or the Corporation’s compliance policies.

Additional Responsibilities

The Committee will review and make recommendations to the Board concerning the financial structure, condition and strategy of the Corporation and its subsidiaries, including with respect to annual budgets, long-term financial plans, corporate borrowings, investments, capital expenditures, long term commitments and the issuance or repurchase of stock.

The Committee will review or approve any other matter specifically delegated to the Committee by the Board and undertake on behalf of the Board such other activities as may be necessary or desirable to assist the Board in fulfilling its oversight responsibilities with respect to financial reporting and financial obligations of the Corporation.

REVIEW AND DISCLOSURE

The Committee will review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board. The performance of the Committee will be evaluated with reference to this Charter annually.

The Committee will ensure that this Charter is disclosed on the Corporation’s website and that this Charter or a summary of it which has been approved by the Committee is disclosed in accordance with all applicable securities laws or regulatory requirements.

Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31, 2012, 2011 and 2010

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

The Audit Committee’s role is to examine the consolidated financial statements and annual report and once approved, recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditors to review their audit plan and discuss the results of their examinations. The Audit Committee is also responsible for recommending the nomination of the external auditors.

The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP was appointed by the Shareholders at the Annual Meeting of Shareholders on May 16, 2012, to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Their reports indicating the scope of their audits and their opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Bernard J. Pitz

Bernard J. Pitz

Chief Financial Officer

Bradenton, Florida and Montreal, Quebec

March 6, 2013

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2012 based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2012 based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2012 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in their report which follows.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Bernard J. Pitz

Bernard J. Pitz

Chief Financial Officer

Bradenton, Florida and Montreal, Quebec

March 6, 2013

Independent Auditor’s Report of

Registered Public Accounting Firm

To the Shareholders of

Intertape Polymer Group Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intertape Polymer Group Inc. which comprise the consolidated statements of financial position as at December 31, 2012 and 2011 and the consolidated statements of earnings (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three year-period ended December 31, 2012, and a summary of significant accounting policies and other explanatory information.

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intertape Polymer Group Inc. as at December 31, 2012 and 2011, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2012, based on the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2013, expressed an unqualified opinion on Intertape Polymer Group Inc.’s internal control over financial reporting.

Montreal, Canada

March 6, 2013

1 CPA auditor, CA, public accountancy permit No. A120795

Independent Auditor’s Report of

Registered Public Accounting Firm

on Internal Control over Financial Reporting

To the Shareholders of

Intertape Polymer Group Inc.

We have audited Intertape Polymer Group Inc.‘s internal control over financial reporting as at December 31, 2012, based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2012 based on criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2012, 2011 and for each of the years in the three-year period ended December 31, 2012 and our report dated March 6, 2013 expressed an unqualified opinion thereon.

Montreal, Canada

March 6, 2013

1 CPA auditor, CA, public accountancy permit No. A120795

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Years ended December 31, 2012, 2011 and 2010

(In thousands of US dollars, except per share amounts)

	2012	2011	2010
	$	$	$
Revenue	784,430	786,737	720,516
Cost of sales	643,393	672,262	636,194

Gross profit	141,037	114,475	84,322

Selling, general and administrative expenses	79,135	76,969	73,302
Research expenses	6,227	6,200	6,252

	85,362	83,169	79,554

Operating profit before manufacturing facility closures, restructuring and other related charges	55,675	31,306	4,768

Manufacturing facility closures, restructuring and other related charges (Note 4)	18,257	2,891	3,534

Operating profit	37,418	28,415	1,234

Finance costs
Interest	13,233	15,361	15,670
Other expense	1,303	2,180	880

	14,536	17,541	16,550

Earnings (loss) before income tax expense (benefit)	22,882	10,874	(15,316)
Income tax expense (benefit) (Note 5)
Current	927	688	(10)
Deferred	(552)	1,232	33,243

	375	1,920	33,233

Net earnings (loss)	22,507	8,954	(48,549)

Earnings (loss) per share (Note 6)
Basic	0.38	0.15	(0.82)

Diluted	0.37	0.15	(0.82)

The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings (loss).

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Years ended December 31, 2012, 2011 and 2010

(In thousands of US dollars)

	2012	2011	2010
	$	$	$
Net earnings (loss)	22,507	8,954	(48,549)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements designated as cash flow hedges (net of deferred income tax expense of nil, nil in 2011 and nil in 2010)	-	(30)	(599)
Settlements of interest rate swap agreements, transferred to earnings (net of income tax expense of nil, nil in 2011 and nil in 2010)	-	927	1,249
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil, nil in 2011 and nil in 2010)	227	867	1,828
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil, nil in 2011 and nil in 2010)	(214)	(1,015)	(869)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income tax expense of nil, nil in 2011 and nil in 2010)	-	(998)	(616)
Change in cumulative translation adjustments	2,002	(1,729)	2,935
Actuarial gains or losses and change in asset ceiling and minimum funding requirements on defined benefit plans (net of income tax benefit of $1,209, $1,427 in 2011 and $768 in 2010) (Note 17)	(6,436)	(14,701)	(2,091)

Other comprehensive income (loss)	(4,421)	(16,679)	1,837

Comprehensive income (loss) for the period	18,086	(7,725)	(46,712)

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2010

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$

Balance as of January 1, 2010	58,951,050	348,143	15,024	-	(757)	(757)	(172,387)	190,023

Transactions with owners
Exercise of stock options (Note 15)	10,000	5						5
Stock-based compensation expense (Note 15)			769					769

	10,000	5	769					774

Net earnings (loss)							(48,549)	(48,549)

Other comprehensive income
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income tax expense of nil)					(599)	(599)		(599)
Settlement of interest rate swap agreements, transferred to earnings (net of income tax expense of nil)					1,249	1,249		1,249
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					1,828	1,828		1,828
Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					(869)	(869)		(869)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income tax expense of nil)					(616)	(616)		(616)
Actuarial gains or losses and change in minimum funding requirements on defined benefit plans (net of income tax benefit of $768) (Note 17)							(2,091)	(2,091)
Changes to cumulative translation adjustments				2,935		2,935		2,935

				2,935	993	3,928		1,837

Balance as of December 31, 2010	58,961,050	348,148	15,793	2,935	236	3,171	(223,027)	144,085

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2011

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$

Balance as of December 31, 2010 (balance carried forward)	58,961,050	348,148	15,793	2,935	236	3,171	(223,027)	144,085

Transactions with owners
Stock-based compensation expense (Note 15)			818					818

Net earnings							8,954	8,954

Other comprehensive loss
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income tax expense of nil)					(30)	(30)		(30)
Settlement of interest rate swap agreements, transferred to earnings (net of income tax expense of nil)					927	927		927
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					867	867		867
Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					(1,015)	(1,015)		(1,015)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income tax expense of nil)					(998)	(998)		(998)
Actuarial gains or losses and change in minimum funding requirements on defined benefit plans (net of income tax benefit of $1,427) (Note 17)							(14,701)	(14,701)
Changes to cumulative translation adjustments				(1,729)		(1,729)		(1,729)

				(1,729)	(249)	(1,978)		(16,679)

Balance as of December 31, 2011	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2012

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$

Balance as of December 31, 2011 (balance carried forward)	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

Transactions with owners
Exercise of stock options (Note 15)	663,989	2,017						2,017
Excess tax benefit on stock options (Note 5)		773						773
Stock-based compensation expense (Note 15)			539					539
Stock-based compensation expense credited to capital on options exercised (Note 15)		764	(764)
Dividends on common stock							(4,759)	(4,759)

	663,989	3,554	(225)				(4,759)	(1,430)

Net earnings							22,507	22,507

Other comprehensive loss
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					227	227		227
Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					(214)	(214)		(214)
Actuarial gains or losses and change in minimum funding requirements on defined benefit plans (net of income tax benefit of $1,209) (Note 17)							(6,436)	(6,436)
Changes to cumulative translation adjustments				2,002		2,002		2,002

				2,002	13	2,015		(4,421)

Balance as of December 31, 2012	59,625,039	351,702	16,386	3,208	-	3,208	(217,462)	153,834

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2012, 2011 and 2010

(In thousands of US dollars)

	2012	2011	2010
	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	22,507	8,954	(48,549)
Adjustments to net earnings (loss)
Depreciation and amortization	30,397	30,882	33,482
Income tax expense	375	1,920	33,233
Interest expense	13,233	15,361	15,670
Charges in connection with manufacturing facility closures, restructuring and other related charges	14,958	191	1,540
Write-down (reversal) of inventories, net	(31)	30	1,641
Stock-based compensation expense	1,832	818	769
Pension and other post-retirement benefits expense	1,414	953	1,515
Gain on foreign exchange	(56)	(276)	(180)
Impairment of long-term assets	-	-	4,037
Other adjustments for non cash items	(77)	298	198
Income taxes paid, net	(291)	(639)	(394)
Contributions to defined benefit plans	(5,562)	(4,318)	(4,020)

Cash flows from operating activities before changes in working capital items	78,699	54,174	38,942

Changes in working capital items
Trade receivables	6,269	3,356	(12,201)
Inventories	(1,500)	1,140	(15,210)
Parts and supplies	(967)	(747)	(1,016)
Other current assets	(104)	(2,750)	(1,892)
Accounts payable and accrued liabilities	2,646	(5,664)	16,899
Provisions	(570)	(757)	985

	5,774	(5,422)	(12,435)

Cash flows from operating activities	84,473	48,752	26,507

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts	198	1,520	647
Purchases of property, plant and equipment	(21,552)	(14,006)	(8,627)
Proceeds from disposals of property, plant and equipment and other assets	35	2,962	1,430
Restricted cash and other assets	305	5,520	(8,057)
Purchase of intangible assets	(64)	(1,318)	(849)

Cash flows from investing activities	(21,078)	(5,322)	(15,456)

FINANCING ACTIVITIES
Proceeds from long-term debt	135,333	105,415	42,242
Repayment of long-term debt	(178,168)	(132,404)	(38,239)
Payments of debt issue costs	(2,281)	-	-
Interest paid	(14,190)	(15,953)	(14,481)
Proceeds from exercise of stock options	2,046	-	5
Dividends Paid	(4,759)	-	-

Cash flows from financing activities	(62,019)	(42,942)	(10,473)

Net increase in cash	1,376	488	578
Effect of foreign exchange differences on cash	170	(111)	(281)
Cash, beginning of year	4,345	3,968	3,671

Cash, end of year	5,891	4,345	3,968

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	December 31, 2012	December 31, 2011
	$	$
ASSETS
Current assets
Cash	5,891	4,345
Trade receivables	75,860	82,622
Other receivables (Note 7)	5,163	4,870
Inventories (Note 8)	91,910	90,709
Parts and supplies	14,442	14,596
Prepaid expenses	5,701	6,581

	198,967	203,723
Property, plant and equipment (Note 9)	185,592	203,648
Other assets (Note 10)	3,597	2,726
Intangible assets (Note 11)	1,980	3,137
Deferred tax assets (Note 5)	36,016	33,489

Total assets	426,152	446,723

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	76,005	73,998
Provisions (Note 14)	1,526	1,913
Derivative financial instruments (Note 21)	-	13
Installments on long-term debt (Note 13)	9,688	3,147

	87,219	79,071
Long-term debt (Note 13)	141,611	191,142
Pension and other post-retirement benefits (Note 17)	40,972	37,320
Other liabilities (Note 15)	625	-
Provisions (Note 14)	1,891	2,012

	272,318	309,545

SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	351,702	348,148
Contributed surplus	16,386	16,611
Deficit	(217,462)	(228,774)
Accumulated other comprehensive income (Note 16)	3,208	1,193

	153,834	137,178

Total liabilities and shareholders’ equity	426,152	446,723

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2012

(In US dollars, tabular amounts in thousands, except as otherwise noted)

1-  GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Bradenton, Florida, U.S.A. The address of the Parent Company’s registered office is 1250 René-Lévesque Blvd. West, Suite 2500, Montreal, Quebec, Canada H3B 4Y1, c/o Heenan Blaikie LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2-  ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2012 and December 31, 2011, as well as its consolidated earnings (loss), consolidated comprehensive income (loss), consolidated cash flows, and consolidated changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in US dollars.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 6, 2013.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the balance sheets for which the measurement basis is detailed in their respective accounting policies:

—	Derivative financial instruments; and
—	The defined benefit liability of the Company’s pension plans and other post-retirement benefit plans.

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

Impairments

At the end of each reporting period the Company performs a test of Impairment, if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. Refer to Note 12 for more information regarding impairment testing of long-term assets.

Pension and other post-retirement benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from results which are estimated based on assumptions. Refer to Note 17 for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Where the outcome of these tax-related matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made. Refer to Note 5 for more information regarding income taxes.

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 for more information regarding income taxes.

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

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. In some cases, the assessment of a lease contract is not always conclusive and management uses its judgment in determining if an agreement is a finance lease that transfers substantially all risks and rewards incidental to ownership, or an operating lease.

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

Net realizable value of inventories and parts and supplies

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 21 for more information regarding the allowance for doubtful accounts and the related credit risks.

Provisions for restoration

Provisions for restoration represent the estimated value of the present obligation to restore one or more leased facilities at the end of the related lease. The estimated value reflects a combination of management’s assessment of the cost of performing the work required, the timing of the cash flows and the discount rate, as applicable when the effect of the time value of money is material. A change in any or a combination of the three key assumptions used to determine the provisions could have an impact on earnings and on the carrying value of the provision. Please refer to Note 14 for more information regarding provisions.

Provisions for termination benefits

Termination benefits are recognized as a liability and an expense when, and only when, the Company is demonstrably committed to terminate the employment of an employee or group of employees before normal retirement date. The measurement of termination benefits is based on the expected costs and the number of employees expected to be terminated. Please refer to Note 4 for more information regarding termination benefits. Please refer to Note 14 for more information regarding provisions.

Provisions for litigation

The Company is currently defending certain litigation where the actual outcome may vary from the amount recognized in the financial statements. Refer to Note 14 for more information relating to the provisions for litigation. Please refer to Note 14 for more information regarding provisions.

Stock-based payments

The Company has adopted an Executive Stock Option Plan (“ESOP”) and a Stock Appreciation Rights Plan (“SAR Plan”). The ESOP is an equity-settled plan under which certain members of management and directors receive options to acquire common shares of the Company. The SAR Plan is a cash-settled plan under which certain members of management and directors receive a cash amount equal to the difference between the base price of the Stock Appreciation Right (“SAR”) and the market value of a common share of the Company on the date of exercise.

With respect to the ESOP, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. For the SAR Plan, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings (loss) statement. Please refer to Note 15 for more information regarding stock-based payments.

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all of its subsidiaries. Subsidiaries are entities over which the Parent Company has the power to control the financial and operating policies. At the reporting date, the subsidiaries are all, directly or indirectly, 100% owned by the Parent Company.

All subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Parent Company.

All intercompany balances and transactions have been eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities. When unrealized losses on intra-company asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Company perspective.

Details of the Parent Company’s operating subsidiaries, as of December 31, 2011 are as follows:

Name of Subsidiaries	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held

Intertape Polymer Corp.	Manufacturing	United States	100%

Intertape Polymer Inc.	Manufacturing	Canada	100%

ECP GP II Inc.	Manufacturing	Canada	100%

ECP L.P.	Manufacturing	Canada	100%

FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%

As of the result of an internal restructuring, effective December 31, 2012, the Company liquidated and dissolved ECP GP II Inc. and ECP L.P., its Canadian operating companies, and all business, assets and liabilities were transferred to Intertape Polymer Inc.

Financial Instruments

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

In subsequent periods, the measurement of financial instruments depends on their classification. The classification of the Company’s financial instruments is presented in the following table:

Category	Financial instruments

Loans and receivables	Cash
Trade receivables
Other receivables (1)
Loan to an officer

Other financial liabilities	Accounts payable and accrued liabilities
Long-term debt

(1) Excluding income, sales and other taxes

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

Other financial liabilities are measured at amortized cost using the effective interest method. All interest related charges are reported in earnings within Finance costs.

Financial assets at fair value through profit or loss include financial assets that are either classified as held for trading or that meet certain conditions and are designated at fair value through profit or loss upon initial recognition. Assets in this category are measured at fair value on the consolidated balance sheet, and the related gains and losses are recognized in earnings. The Company does not have any financial assets in this category.

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

Objective evidence that a financial asset or a group of financial assets are impaired could include:

—	significant financial difficulty of the issuer or counterparty; or
—	default or delinquency in interest or principal payments; or
—	it becomes probable that the borrower will enter bankruptcy or financial reorganization.

Evidence of impairment of Trade receivables and Other receivables is considered at both specific asset and collective levels. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment by grouping together receivables with similar risk categories.

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

The interest rate swap agreements were used as part of the Company’s program to manage the floating interest rate mix of the Company’s total debt portfolio and the related cost of borrowing. The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based.

These payments were recorded as an adjustment of interest expense on the hedged debt instrument. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

The forward foreign exchange rate contracts were used to manage the exchange risk associated with certain highly probable forecast monthly inventory purchases of the Company’s United States (“US”) operations that are settled in Canadian dollars.

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

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and if the combined instrument is not measured at fair value through profit or loss. As of December 31, 2012 and 2011, the Company did not have any embedded derivatives that needed to be separated from a host contract.

Comprehensive income (loss)

Total comprehensive income (loss) is the change in equity during the period resulting from transactions and other events. Other comprehensive income (loss) comprises items of income and expenses (including reclassification adjustments) that are not recognized in net earnings as required or permitted by IFRS. These items include gains and losses arising from the translation of consolidated subsidiaries having a functional currency different from the reporting currency, changes in the fair value of financial instruments designated as cash flow hedges and actuarial gains or losses and changes in asset ceiling and minimum funding requirements on defined benefit plans.

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

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the current rate at each period-end. Foreign exchange gains or losses arising on the settlement of monetary items or on the translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in earnings in the period in which they arise, except when deferred in Other comprehensive income (loss) as a qualifying cash flow hedge.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Group companies

Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the reporting period. The resulting translation adjustments are included in the Cumulative translation adjustment account within Accumulated other comprehensive income (loss) in Shareholders’ equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations are taken in to other comprehensive income (loss). When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of consolidated earnings (loss) as part of the gain or loss on sale.

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

Stock-Based Payments

The Company has adopted an ESOP and a SAR Plan.

With respect to the ESOP, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For the SAR Plan, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings (loss) statement. Please refer to Note 15 for more information regarding stock-based payments.

Any consideration paid by management and directors on exercise of stock options is credited to capital stock together with any related stock-based compensation expense originally recorded in contributed surplus. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense for stock options, this indicates that the tax deduction relates not only to remuneration expense but also to an equity item. In this situation, the Company recognizes the excess of the associated current or deferred tax to Contributed surplus prior to an award being exercised, and any such amounts are transferred to Capital stock upon exercise of the award.

Earnings (Loss) Per Share

Basic earnings per share are calculated by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted earnings per share was calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options. The denominator is: (1) increased by the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the year; and (2) decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

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

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in the Finance costs under the Other expense caption on the accompanying statement of consolidated earnings (loss).

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

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method, over their estimated useful lives as follows:

Years

Distribution rights and customer contracts	6
Customer lists, license agreement and software	5

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

Impairment Testing of Intangible Assets and Property, Plant and Equipment

The Company assesses, at least at each reporting date, whether or not there is an indication that an asset may be impaired. If such an indication exists, or when annual impairment testing is required for intangible assets such as applications software not yet available for use, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a CGU which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

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

Pension and Other Post-Retirement Benefits

The Company has defined contribution and defined benefit pension plans and other post-retirement benefit plans for certain of its employees in Canada and the US.

A defined contribution plan is a post-retirement benefit plan under which the Company pays fixed contributions into a separate entity and to which it will have no legal or constructive obligation to pay future amounts. The Company contributes to several state plans, multi-employer plans and insurance funds for individual employees that are considered defined contribution plans. Contributions to defined contribution pension plans are recognized as an employee benefit expense in earnings in the periods during which services are rendered by employees.

A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. For defined benefit pension plans and other post-retirement benefit plans, the benefits expense and the related obligations are actuarially determined on an annual basis by independent qualified actuaries using the projected unit credit method. As deemed necessary, the Company may amend defined benefit plans offered to employees, requiring the remeasurement of the benefits expense and the related obligations.

The asset or liability related to a defined benefit plan recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for unrecognized past service costs, the asset ceiling and minimum funding liabilities. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

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

An additional liability is recognized based on the minimum funding requirement of a plan when the Company does not have an unconditional right to the plan surplus. The liability and any subsequent remeasurement of that liability is recognized in Other comprehensive income, net of income taxes, and in deficit.

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

Income Taxes

Income tax expense comprises both current and deferred tax. Current and deferred tax is recognized in earnings except to the extent it relates to items recognized in Other comprehensive income (loss) or directly in Shareholders’ equity. When it relates to the latter items, the income tax is recognized in Other comprehensive income or directly in Shareholders’ equity, respectively.

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

Dividends

Dividend distributions to the Company’s shareholders are recognized as a liability in the consolidated balance sheets in the period in which dividends are approved by the Company’s Board of Directors.

Segment Reporting

The Company operates as a single segment.

New Standards and Interpretations Issued But Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted for the first period beginning the date of the pronouncement. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

Amended IAS 1 – Presentation of Financial Statements: Amended IAS 1 includes a new requirement for entities to group items presented in other comprehensive income on the basis of whether they are potentially re-classifiable to profit or loss. The new requirement is effective for annual periods beginning on or after July 1, 2012. Management does not expect a significant impact from Amended IAS 1 on the financial statements of the Company.

IFRS 9 – Financial Instruments: The IASB intends to replace IAS 39 Financial Instruments: Recognition and Measurement in its entirety. The replacement standard (IFRS 9) is being issued in phases. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and liabilities have been issued. These chapters are effective for annual periods beginning on or after January 1, 2015. Further chapters dealing with impairment methodology and hedge accounting are still being developed. Management has yet to assess the impact that these amendments are likely to have on the consolidated financial statements of the Company.

IFRS 10 – Consolidated Financial Statements and IFRS 12 – Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation – Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS disclosure requirements, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13. The new requirements are effective for annual periods beginning on or after January 1, 2013. These new standards will have no impact on the Company as it has interests only in fully owned subsidiaries.

IFRS 13 – Fair Value Measurement: IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements apply prospectively and are effective for annual periods beginning on or after January 1, 2013. The impact of this new standard will have no impact on the Company’s current fair value measurement accounting practices or disclosures.

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application. The new standard introduces a measure of net interest income (expense) computed on the net pension asset (obligation) that will replace separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The new standard also requires immediate recognition of past service costs associated with benefit plan changes; eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the new standard, the Company’s restated net earnings for 2012 will be lower than originally reported under the current accounting standard. The decrease will arise under the new standard primarily because net interest income (expense) will be calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets currently used to measure interest attributable to plan assets. The expected rate of return on assets will no longer be a critical accounting estimate because the Company will not use this to measure under the new accounting standard.

The expected impact of adoption is a decrease to earnings before income tax expense (benefit) of $1.9 to $2.9 million and $1.2 to $2.1 million for the years ended December 31, 2012 and 2011, respectively.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 -  INFORMATION INCLUDED IN CONSOLIDATED EARNINGS (LOSS)

	2012	2011	2010
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	137,847	134,121	129,095
Stock-based compensation expense	1,832	818	769
Pensions – defined benefit plans (Note 17)	1,480	953	1,515
Pensions – defined contribution plans (Note 17)	3,682	2,218	536

	144,841	138,110	131,915

Finance costs - Interest
Interest on long-term debt	11,556	14,453	14,503
Amortization of debt issue costs on long-term debt and asset based loan	1,954	1,182	1,116
Other interest and financial (income) expense	-	(116)	58
Interest capitalized to property, plant and equipment	(277)	(158)	(7)

	13,233	15,361	15,670

Finance costs - Other expense
Foreign exchange (gain) loss	152	453	(802)
Interest (income) and other finance costs, net	1,151	1,409	1,432
Change in fair value of forward foreign exchange rate contracts	-	318	250

	1,303	2,180	880

Additional information
Depreciation of property, plant and equipment	29,646	30,163	32,580
Amortization of intangible assets	751	719	902
Amortization of other charges	35	86	58
Impairment of long-term assets	12,180	107	4,037
Loss on disposal of property, plant and equipment	436	550	308
Write-down of inventories to net realizable value	57	517	1,651
Reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales	(88)	(487)	(10)
Related party advisory and support services fees	-	153	796

4 -  MANUFACTURING FACILITY CLOSURES, RESTRUCTURING, AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its restructuring efforts, included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2012 under the caption Manufacturing facility closures, restructuring and other related charges.

	2012	2011	2010
	$	$	$

Impairment of property, plant and equipment (Note 12)	11,677	107	665
Impairment of parts and supplies	1,168	-	-
Equipment relocation	1,339	-	-
Write-down of inventories to net realizable value	855	-	875
Severance and other labor related costs	1,585	1,411	1,994
Impairment of intangible assets (Note 12)	503	-	-
Idle facility costs	1,087	1,373	-
Other costs	43	-	-

	18,257	2,891	3,534

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky manufacturing facility, to consolidate shrink film production from Truro, Nova Scotia to Tremonton, Utah, and other small restructuring initiatives. The majority of products produced in the Richmond, Kentucky facility have been transferred to the Company’s Carbondale, Illinois facility. Woven fabric products will continue to be produced at the Truro, Nova Scotia facility.

In 2012, in connection with the closure of the Richmond, Kentucky manufacturing facility, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah, and other small restructuring initiatives, a charge of $17.2 million was incurred.

In 2012, in connection with the closure of the Brantford, Ontario facility, the Company recorded additional charges of $1.1 million, on severance and other labor related costs and other closing expenses. As of December 31, 2012, the total charge recorded in connection with this facility closure was $7.0 million.

Due to the economic consequences of significant and unsustainable losses associated with the strike of its unionized workers, and the Company’s management assessment and conclusion that turnaround was unlikely, the Company decided and accordingly committed, in the latter part of 2010, to a plan to close its manufacturing facility in Brantford, Ontario, Canada. In 2010, the total charge associated with this facility closure was $2.9 million. This charge included $0.9 million associated with the write-down of inventories, including parts and supplies, to net realizable value, and $2.0 million in severance and other labor related costs. Severance and other labor related costs will be paid over a period not exceeding March 2013, depending on the arrangements, rights and obligations of the related employees.

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

As of December 31, 2012, $1.1 million is included in provisions ($1.4 million in 2011) and nil (nil in 2011) in accounts payable and accrued liabilities for restructuring provisions.

5 -  INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows:

	2012	2011	2010
	%	%	%
Combined Canadian federal and provincial income tax rate	28.9	30.4	32.8
Foreign earnings/losses taxed at higher income tax rates	9.8	10.8	(4.3)
Foreign earnings/losses taxed at lower income tax rates	0.4	3.2	1.4
Stock-based compensation	(4.9)	-	-
Expiration of operating losses	-	-	(5.9)
Non-deductible expenses	0.1	5.5	(0.8)
Impact of other differences	1.4	3.5	(0.6)
Derecognition of deferred tax assets	(34.1)	(35.7)	(239.5)

Effective income tax rate	1.6	17.7	(216.9)

Major components of income tax expense
	2012	2011	2010
	$	$	$
Current income tax expense (benefit)
Income tax expense (benefit) for the year	927	688	(10)

Total current income tax expense (benefit)	927	688	(10)

Deferred tax expense (benefit)
Amount related to temporary differences, write-downs of deferred tax assets and other	(552)	1,232	33,243

Total deferred income tax expense (benefit)	(552)	1,232	33,243

Total tax expense (benefit) for the year	375	1,920	33,233

For the year ended December 31, 2012, the Company estimated a recovery of $8.3 million of derecognized deferred tax assets in the US jurisdiction due to increased earnings.

Income Taxes Related to Components of Other Comprehensive Income

The amount of income taxes relating to components of other comprehensive income are outlined below:

Components of Other comprehensive income	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2012

Deferred tax benefit on actuarial losses on defined benefit plans	(6,451)	862	(5,589)
Deferred tax benefit on funding requirement changes of defined benefit plans	(1,194)	347	(847)

	(7,645)	1,209	(6,436)

Components of Other comprehensive income	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2011

Deferred tax benefit on actuarial losses on defined benefit plans	(18,066)	2,005	(16,061)
Deferred tax expense on funding requirement changes of defined benefit plans	1,938	(578)	1,360

	(16,128)	1,427	(14,701)

For the year ended December 31, 2010

Deferred tax benefit on actuarial losses on defined benefit plans	(3,930)	1,090	(2,840)
Deferred tax expense on funding requirement changes of defined benefit plans	1,071	(322)	749

	(2,859)	768	(2,091)

Recognized Deferred Tax Assets and Liabilities
Timing differences, unused tax losses and unused tax credits	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2012

Property, plant and equipment	19,469	(27,088)	(7,619)
Loss carry-forwards and other tax deductions	36,233	-	36,233
Pension and other post-retirement benefits	2,886	-	2,886
Goodwill and other intangibles	4,458	-	4,458
Other	58	-	58

Deferred tax assets and liabilities	63,104	(27,088)	36,016

As of December 31, 2011

Property, plant and equipment	15,093	(34,749)	(19,656)
Tax credits, losses, carry-forwards and other tax deductions	46,655	-	46,655
Pension and other post-retirement benefits	2,165	-	2,165
Goodwill and other intangibles	4,272	-	4,272
Other	53	-	53

Deferred tax assets and liabilities	68,238	(34,749)	33,489

During 2012, the Company applied for and was granted the ability to retroactively elect a three-year carryback with respect to its 2008 net operating loss (“NOL”) and to utilize the 2008 NOL carryover without being subject to the 90% limitation under the alternative minimum tax (“AMT”) provisions. As a result, the Company amended its 2005, 2007, and 2009 US income tax returns to obtain a refund of $0.4 million of AMT paid for those years. During 2012, the Company also utilized a portion of the remaining 2008 NOL carryforward on its 2011 US tax return filed to request a refund of $0.5 million AMT. In January 2013, the Company applied for a refund for the $0.3 million AMT remitted for 2012. The Company has recorded a total income tax benefit of $1.2 million for the expected AMT refunds in 2012.

Variations During the Period

Timing differences, unused tax losses and unused tax credits	Balance January 1, 2011	Recognized in earnings (with translation adjustments)	Recognized in other comprehensive income	Balance December 31, 2011
	$	$	$	$
Property, Plant and equipment	16,052	(959)	-	15,093
Tax credits, losses, carry-forwards and other tax deductions	49,042	(2,387)	-	46,655
Pension and other post-retirement benefits	1,069	(381)	1,477	2,165
Goodwill and other intangibles	4,403	(131)	-	4,272
Other	191	(138)	-	53
Deferred tax liabilities: PP&E	(36,831)	2,082	-	(34,749)

Deferred tax assets and liabilities	33,926	(1,914)	1,477	33,489

Impact due to foreign exchange rates		562	(50)
Decrease due to reclassification		120	-

Total recognized in earnings		(1,232)	1,427

Timing differences, unused tax losses and unused tax credits	Balance January 1, 2012	Recognized in earnings (with translation adjustments)	Recognized in other comprehensive income	Balance December 31, 2012
	$	$	$	$
Property, Plant and equipment	15,093	4,376	-	19,469
Tax credits, losses, carry-forwards and other tax deductions	46,655	(10,422)	-	36,233
Pension and other post-retirement benefits	2,165	(534)	1,255	2,886
Goodwill and other intangibles	4,272	186	-	4,458
Other	53	5	-	58
Deferred tax liabilities: PP&E	(34,749)	7,661	-	(27,088)

Deferred tax assets and liabilities	33,489	1,272	1,255	36,016

Impact due to foreign exchange rates		(720)	(46)
Total recognized in earnings		552	1,209

As of December 31, 2012, the Company implemented a tax-free reorganization within the Canadian entity group. As the Canadian reorganization did not have any significant business impact to the entities, no additional deferred tax assets were recorded. However, the Company replaced the previously recognized deferred tax assets related to the Canadian investment tax credits with an equal amount of previously derecognized longer-lived deferred tax assets related to fixed assets and net operating losses.

Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized on the consolidated balance sheets are as follows:

	December 31, 2012	December 31, 2011
	$	$
Trade and other receivables	2,374	1,583
Inventories	2,722	2,366
Property, plant and equipment	-	10,572
Accounts payable and accrued liabilities	10,820	10,479
Tax credits, loss carry forwards and other tax deductions	123,812	147,742
Pension and other post-retirement benefits	33,521	30,847
Goodwill and other intangibles	9,731	13,582
Stock-based compensation	15,596	-
Other	4,020	2,865

	202,596	220,036

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

Accordingly, as of December 31, 2012 and 2011, notwithstanding the fact that the Company’s management projected a positive outlook from increased sales, cost reduction measures, and continued increases in the sale of new products with higher gross margins, the Company derecognized various deferred tax assets. These underlying unused tax losses, tax credits and timing differences remain available, and the Company expects to use them to reduce taxable income in future periods. When these unrecognized deferred tax assets are used, or when all or a portion of the unrecognized deferred tax assets are recognized, if sooner, the Company will realize the related benefit in its earnings.

The following table presents the amounts and expiration dates relating to unused tax credits for which no deferred tax asset is recognized on the consolidated balance sheets as of December 31,:

	2012		2011
	United States	Canada	United States	Canada
	$	$	$	$
No expiration	3,310	-	4,068	-
2012	-	-	379	-
2018	402	854	402	836
2019	320	1,607	320	400
2020	-	709	-	-
2021	-	268	-	-
2022	-	611	-	-
2023	-	302
2024	-	285
2025	-	482
2026	-	369		27
2027	-	336		39
2028	-	391		88
2029	-	311		20
2030	-	284
2031	-	415	-	-

Total derecognition of tax credits	4,032	7,224	5,169	1,410

The following table presents the year of expiration of the Company’s operating losses carried forward as of December 31, 2012:

	DTA is recognized			DTA is not recognized
	Canada		United States	Canada		United States
	Federal	Provincial		Federal	Provincial
	$	$	$	$	$	$
2014	497	497	-	-	-	-
2015	1,254	1,254	-	-	-	-
2018	-	-	-	-	-	-
2019	-	-	-	-	-	-
2020	-	-	-	-	-	-
2021	-	-	-	-	-	17,183
2022	-	-	-	-	-	33,876
2023	-	-	21,271	-	-	13,523
2024	-	-	8,873	-	-	203
2026	1,783	1,783	25,456	-	-	1,959
2027	5,333	5,333	-	-	-	4
2028	2,600	2,600	17,385	-	-	-
2029	3,279	3,279	-	8,133	8,133	-
2030	3,268	3,268	186	10,363	10,363	-
2031	2,060	2,060	40	6,771	6,771	-
2032	3,605	3,605	-	614	614	-

	23,679	23,679	73,211	25,881	25,881	66,748

6 -  EARNINGS (LOSS) PER SHARE

	2012	2011	2010
	$	$	$
Net earnings (loss)	22,507	8,954	(48,549)

Weighted average number of common shares outstanding
Basic	59,072,407	58,961,050	58,961,050
Effect of stock options	1,556,729	138,148	-

Diluted	60,629,136	59,099,198	58,961,050

Earnings (loss) per share
Basic	0.38	0.15	(0.82)
Diluted	0.37	0.15	(0.82)

The following number of options were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented:

2012	2011	2010

-	1,628,600	2,003,974

7 -  OTHER RECEIVABLES

	December 31, 2012	December 31, 2011
	$	$
Income and other taxes	810	911
Supplier rebates receivable	1,749	1,367
Sales taxes	819	1,462
Other	1,785	1,130

	5,163	4,870

8 -  INVENTORIES

	December 31, 2012	December 31, 2011
	$	$
Raw materials	27,856	26,754
Work in process	19,904	18,234
Finished goods	44,150	45,721

	91,910	90,709

During the year ended December 31, 2012 the Company recorded, in Cost of sales, a write-down of inventories to net realizable value of $57,000 ($0.5 million in 2011). The Company recorded, in Manufacturing facility closures, restructuring and other related charges, a write-down of inventories to net realizable value of $0.9 million (nil in 2011).

In addition, during the year ended December 31, 2012, $88,000 ($0.5 million in 2011) of previously recorded write-downs of inventories to net realizable value, were reversed and recognized as a reduction of costs of sales. The Company’s management determined that circumstances prevailing at the time of the write-down ceased to exist as a result of increased profitability primarily due to an improved relationship between selling prices and raw material costs.

The amount of inventories recognized as an expense during the period corresponds to Cost of sales.

9 -  PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Manufacturing equipment under construction	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2010	3,807	78,513	526,563	69,328	2,750	4,805	685,766
Additions	-	873	8,099	1,617	62	3,641	14,292
Disposals	-	(6)	(12,652)	(466)	(265)	-	(13,389)
Net foreign exchange differences	194	(565)	(3,260)	(157)	(21)	(39)	(3,848)

Balance as of December 31, 2011	4,001	78,815	518,750	70,322	2,526	8,407	682,821
Accumulated depreciation and impairments
Balance as of December 31, 2010	310	46,803	346,217	65,456	2,645	-	461,431
Depreciation	-	2,913	24,218	2,928	104	-	30,163
Impairments	-	107	-	-	-	-	107
Disposals	-	(3)	(8,707)	(371)	(218)	-	(9,299)
Net foreign exchange differences	(1)	220	(3,052)	(308)	(88)	-	(3,229)

Balance as of December 31, 2011	309	50,040	358,676	67,705	2,443	-	479,173

Net carrying amount as of December 31, 2011	3,692	28,775	160,074	2,617	83	8,407	203,648

Gross carrying amount
Balance as of December 31, 2011	4,001	78,815	518,750	70,322	2,526	8,407	682,821
Additions	-	1,778	11,977	2,277	200	7,107	23,339
Disposals	-	(9)	(19,055)	(68)	(99)	-	(19,231)
Net foreign exchange differences	92	(1,938)	5,605	186	36	33	4,014

Balance as of December 31, 2012	4,093	78,646	517,277	72,717	2,663	15,547	690,943
Accumulated depreciation and impairments
Balance as of December 31, 2011	309	50,040	358,676	67,705	2,443	-	479,173
Depreciation	-	3,135	24,042	2,355	115	-	29,647
Impairments	-	1,386	10,191	5	-	95	11,677
Disposals	-	(7)	(17,261)	(21)	(99)	-	(17,388)
Net foreign exchange differences	-	1,112	1,041	145	(56)	-	2,242

Balance as of December 31, 2012	309	55,666	376,689	70,189	2,403	95	505,351

Net carrying amount as of December 31, 2012	3,784	22,980	140,588	2,528	260	15,452	185,592

Included in property, plant and equipment are assets under finance leases as of December 31, which was as follows:

	December 31, 2012	December 31, 2011
	$	$
Buildings	4,487	4,816
Manufacturing equipment	3,831	107
Computer equipment and software	142	197
Furniture, office equipment and other	72	3

	8,532	5,123

During the years ended December 31, 2012 and 2011 the loss on disposals amounted to $0.4 million and $0.5 million, respectively.

As of December 31, 2012 the Company had commitments to purchase machines and equipment totaling approximately $5.5 million. As of December 31, 2011, the Company had no significant commitments to purchase any property, plant or equipment.

The amount of borrowing costs capitalized in property, plant and equipment was $0.3 million in the year ended December 31, 2012 ($0.2 million in the year ended December 31, 2011). The weighted average capitalization rates used to determine the amount of the borrowing costs eligible for capitalization for the same periods were 2.70% and 3.94%, respectively.

10 -  OTHER ASSETS

	December 31, 2012	December 31, 2011
	$	$
Loan to an officer	55	91
Funds held in grantor trust to satisfy future pension obligation	853	1,158
Cash surrender value of officers life insurance	1,566	1,338
Deposits	845	-
Other	278	139

	3,597	2,726

11 -  INTANGIBLE ASSETS

	Distribution rights	Customer contracts	License agreements	Customer List	Software	Total
	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2010	3,404	1,266	849	-	431	5,950
Additions – separately acquired	197	-	-	811	341	1,349
Net foreign exchange differences	(26)	103	-	-	-	77

Balance as of December 31, 2011	3,575	1,369	849	811	772	7,376
Accumulated amortization and impairments
Balance as of December 31, 2010	2,517	993	86	-	10	3,606
Amortization	244	94	173	68	83	662
Net foreign exchange differences	(13)	(16)	-	-	-	(29)

Balance as of December 31, 2011	2,748	1,071	259	68	93	4,239

Net Carrying amount as of December 31, 2011	827	298	590	743	679	3,137

Gross carrying amount
Balance as of December 31, 2011	3,575	1,369	849	811	772	7,376
Additions – separately acquired	-	-	-	-	60	60
Net foreign exchange differences	42	30	-	-	-	72

Balance as of December 31, 2012	3,617	1,399	849	811	832	7,508
Accumulated amortization and impairments
Balance as of December 31, 2011	2,748	1,071	259	68	93	4,239
Amortization	271	98	87	162	121	739
Impairments	-	-	503	-	-	503
Net foreign exchange differences	24	23	-	-	-	47

Balance as of December 31, 2012	3,043	1,192	849	230	214	5,528

Net Carrying amount as of December 31, 2012	574	207	-	581	618	1,980

12 -  IMPAIRMENT OF LONG-TERM ASSETS

Impairment Testing on Property, Plant and Equipment and Intangible Assets

In updating its determination of CGUs, and applying the related indicators of impairment, if any, the Company took into consideration the manufacturing facility closure and other related activities that have taken place in the course of the year. In making such an evaluation, the Company attributed these activities to specific CGUs as applicable. The Company concluded that these activities (for the year ended December 31, 2012) do not give rise to an impairment test to be performed for the applicable CGU. However, these activities and the related impairment charges recorded, which are primarily with respect to idled assets, are presented in Note 4 and in the table below, respectively.

As of December 31, 2011, impairment tests were performed on a number of CGUs based on the detection of possible indicators of impairment. For these situations, the recoverable amounts of the cash-generating units were determined based on their value-in-use, which in turn was based on a detailed three-year forecast, followed by an extrapolation of expected cash flows for the related property, plant and equipment remaining useful lives using the growth rates stated below:

December 31, 2011
Revenue growth rate used in projections	2% - 3.1%
Discount rate used to compute the value in use	12.5%

Impairment tests performed as of December 31, 2011 resulted in no impairments recognized. No reversal of impairment charges occurred during 2012 and 2011.

Impairment on Idled Assets

Impairments recognized during the years ended December 31, 2012 and 2011 were as a result of manufacturing facility closures, restructuring and other related charges and are as follows:

	For the year ended December 31, 2012		For the year ended December 31, 2011
	Impairment recognized	Impairment reversed	Impairment recognized	Impairment reversed
	$	$	$	$
Classes of assets impaired
Property, plant and equipment
Land	-	-	-	-
Buildings	1,385	-	107	-
Manufacturing equipment	10,287	-	-	-
Furniture, office equipment and other	-	-	-	-
Computer equipment and software	5	-	-	-

	11,677	-	107	-
Intangible assets
Distribution rights	503	-	-	-

Total	12,180	-	107	-

The recoverable amount for the above situation was namely determined in connection with the Company’s plans and intent to transfer, use, sell or any other value that can be attributed to these idled assets. In light of the specific and unique nature of the assets, market valuation is not readily available. Accordingly, the Company used its best estimate in assessing the likely outcome for each of the assets.

13 -  LONG-TERM DEBT

	December 31, 2012	December 31, 2011
	$	$
Senior subordinated notes (a) (1)	38,282	116,794
Asset-based loan (b) (1)	77,709	63,013
Real estate secured term loan (“Real Estate Loan”) (c)(1)	15,632	-
Finance lease liabilities (d)	10,979	6,058
Term debt (e)	2,576	4,501
Mortgage loans (f) (1)	1,504	3,923
Equipment finance agreement advance fundings (g)	4,617	-

	151,299	194,289
Less: Installments on long-term debt	9,688	3,147

	141,611	191,142

(1)	The Senior subordinated notes, Asset-based loan, Real Estate Loan and Mortgage loans are presented net of unamortized related debt issue costs, amounting to $3.0 million ($2.7 million in 2011).

Long-term debt repayments are due as follows:

	Finance lease liabilities	Other long-term loans
	$	$
2013	1,893	8,142
2014	1,926	2,342
2015	1,839	1,768
2016	1,769	1,772
2017	1,581	128,043
Thereafter	3,891	1,250

Total payments	12,899	143,317
Interest expense included in minimum lease payments	1,920	-

Total	10,979	143,317

(a)	Senior subordinated notes

Senior subordinated notes bearing interest at 8.5%, payable semi-annually on February 1 and August 1. The principal is due on August 1, 2014. The effective interest rate of the Senior Subordinated Notes is 9.21% as of December 31, 2012.

The Parent Company and all of its subsidiaries, which are all wholly-owned directly or indirectly by the Parent Company, other than the subsidiary issuer, have guaranteed the senior subordinated notes. The senior subordinated notes were issued and the guarantees executed pursuant to an indenture dated July 28, 2004. All of the guarantees are full, unconditional, joint and several. There are no significant restrictions on the ability of the Parent Company or any guarantor to obtain funds from its subsidiaries by dividend or loan.

The Parent Company, on a non-consolidated basis, has no independent assets or operations. The subsidiary issuer is an indirectly wholly-owned subsidiary of the Company and has nominal assets and no operations.

The Company redeemed $25.0 million of the Senior subordinated notes in August 2012 and $55.0 million in December 2012. There was a corresponding write-off of debt issue costs of $0.3 million and $0.6 million, respectively, which was recorded as Interest expense under the caption Finance costs in the statement of consolidated earnings (loss).

(b)	Asset-based loan

In 2008, the Company secured a five-year, $200.0 million asset-based loan (“ABL”) entered into with a syndicate of financial institutions. In securing the ABL the Company incurred debt issue costs amounting to approximately $2.8 million.

On February 1, 2012 the Company entered into an amendment to its Asset Based Loan (“ABL”) facility extending its maturity date to February 1, 2017 from March 2013. The new ABL maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s existing senior subordinated notes) if the senior subordinated notes have not been retired or if other conditions have not been met. Under the amendment to the ABL, the pricing grid of the extended ABL ranges from 1.75% to 2.25%.

The Company capitalized $1.5 million in debt issue costs under the caption Long-term debt on the Balance Sheet as of December 31, 2012, as a result of the ABL amendment. The remaining $1.2 million of debt issue costs and the previously capitalized debt issue costs remaining of $0.5 million are being amortized using the straight-line method over the remaining term of five years. The remaining debt issue costs are being amortized over the extended term as the modification did not result in an extinguishment of debt, thus resulting in only an adjustment to the carrying amount of the liability and amortization over the remaining term of the modified liability.

The ABL bears interest at 30-day LIBOR plus a premium varying between 175 and 225 basis points depending on the loan’s remaining availability (200 basis points as of December 31, 2012 and 200 basis points as of December 31, 2011). As of December 31, 2012, the effective interest rate on the ABL was 2.36% (2.56% in 2011).

The amount of the borrowing available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is calculated as a function of a percentage of eligible trade receivables, inventories and property, plant and equipment as defined in the ABL agreement.

Under the ABL agreement, the Company’s remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing, on all or a portion of, its owned real estate, up to an amount of $35.0 million, thereby terminating the negative pledge to the ABL lenders. As of December 31, 2012, the Company had $18.0 million of secured real estate mortgage financing, including $16.4 million outstanding under the Real Estate Loan discussed below. As of December 31, 2012, $17.0 million of real estate mortgage financing remains available to the Company ($31.0 million in 2011).

As of December 31, 2012, the ABL’s borrowing base amounted to $130.5 million ($119.7 million in 2011) of which $81.6 million ($66.1 million in 2011) was drawn, including $2.2 million in letters of credit ($2.4 million in 2011). Accordingly, the Company’s unused availability as of December 31, 2012 amounted to $48.8 million ($53.7 million in 2011).

The ABL is secured by a first priority lien on the Company’s, and substantially all of its subsidiaries’, trade receivables, inventories and personal property and equipment, included in the determination of the ABL’s borrowing base, with a carrying amount of $75.9 million, $91.1 million and $185.6 million, respectively, as of December 31, 2012 ($77.5 million, $87.9 million and $190.1 million, respectively in 2011).

The ABL has one financial covenant, a fixed charge ratio of greater than or equal to 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. Although not in effect, the Company was above the $25.0 million threshold of unused availability and, thus, was in compliance with this fixed charge ratio covenant as of December 31, 2012 and 2011.

In line with the Company’s interest rate risk policy to mitigate the risk associated with its variable interest rate debt instruments, including its ABL, the Company contracted interest rate swap agreements designated as cash flow hedges until it expired on September 22, 2011. These interest rate swap agreements as well as the Company’s interest rate risk policy are described in Note 21.

(c)	Real estate loan

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis over the ten-year term, having a net book value of $16.4 million as of December 31, 2012. The maturity of the loan may be accelerated if the ABL facility is not extended and if Bank of America, N.A. ceases to be the revolver agent by reason of an action of the Company. A portion of the loan may be required to be repaid early if any mortgage properties are disposed of prior to October 31, 2022. The Real Estate Loan bore interest at a rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Thereafter, the Real Estate Loan will bear interest at a rate of 30-day LIBOR plus a loan margin between 225 and 275 basis points based on a pricing grid, as defined in the loan agreement. The Real Estate Loan requires monthly payments of principal of $138,125 plus accrued interest, with the first payment due on December 1, 2012. A final payment of $9.7 million will be due on February 1, 2017. The Real Estate Loan contains two financial covenants, both of which are determined at the end of each fiscal month. The Company has been in compliance with these covenants since entering into the Real Estate Loan. The loan is secured by certain of the Company’s real estate and improvements thereon with a net book value of $12.0 million as of December 31, 2012.

(d)	Finance lease liabilities

The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, shop equipment and office equipment, bearing interest at rates varying between 4.4% and 8.7% as of December 31, 2012 (4.4% to 8.7% as of December 31, 2011), payable in monthly instalments ranging from $90 to $46,320 ($90 to $46,320 in 2011), including interest and maturing on various dates until 2024. The finance lease liabilities are secured by assets under the lease liabilities.

On August 13, 2012, the Company entered into a secured debt equipment finance agreement (the “Equipment Finance Agreement”) in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through December 31, 2013. The Equipment Finance Agreement will have quarterly scheduling of amounts with each schedule having a term of sixty months and a fixed interest rate. The average of the fixed interest rates is expected to be less than 3.0%. The Company entered into the first schedule on September 27, 2012 for $2.7 million at an interest rate of 2.74% with 60 monthly payments of $48,577 and the last payment due on October 1, 2017. The Company entered into the second schedule on December 28, 2012 for $2.6 million at an interest rate of 2.74% with 60 monthly payments of $46,258 and the last payment due on December 31, 2017.

(e)	Term debt

One of the Company’s wholly-owned subsidiaries has a long-term loan agreement, containing two debt instruments, totalling approximately $2.4 million at December 31, 2012 (€1.8 million) ($4.2 million at December 31, 2011 (€3.2 million)), with each instrument bearing interest at a rate of Euribor (ranging between 0.41% and 0.70% in 2012, 1.78% and 1.82% in 2011) plus a premium, 375 basis points as of December 31, 2012 (175 basis points as of December 31, 2011), which could, at the discretion of the lender, be increased semi-annually by 75 basis points. Under the terms of the agreement, only monthly interest payments were required for the first two years followed by interest plus eight equal semi-annual principal payments amounting to $0.3 million and $0.6 million, respectively, for each of the instruments commencing on January 2010 and November 2010, respectively. The term debt is secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary. Term debt also includes other long-term debt of $0.2 million.

(f)	Mortgage loans

The Company had a $3.0 million mortgage loan on its owned real estate in Danville, Virginia. On October 16, 2012, the Company prepaid in full the remaining $1.9 million on the note which was originally due July 1, 2013. The mortgage loan had a net book value of $1.9 million as of December 31, 2011.

The Company has a $1.8 million mortgage loan on its owned real estate located in Bradenton, Florida having a net book value of $0.5 million as of December 31, 2012 ($0.5 million in 2011). The mortgage is for a period of 20 years. Until October 1, 2011, the loan bore interest at 7.96%. The applicable interest rate adjusts every three years to a 355 basis point spread over the 10-year Interest Rate Swap published in the daily release of the Federal Reserve. Effective on October 1, 2011, the applicable interest rate decreased to 5.63%. As a result, the required monthly payments of principal and interest decreased from $14,723 to $12,535 beginning on November 1, 2011.

(g)	Equipment finance agreement advance fundings

Advance fundings, which are amounts funded and borrowed but not yet scheduled, were $4.6 million as of December 31, 2012. Advance fundings accrue interest at the 30-day LIBOR rate plus 200 basis points resulting in an interest rate of 2.25% as of December 31, 2012.

If the Company does not finance the full amount of $4.0 million and $20.0 million by December 31, 2012 and December 31, 2013, respectively, then the Company will be required to pay a Reinvestment Premium as defined under the Equipment Finance Agreement on the difference between those amounts and the amounts actually funded in each of those years. The Company financed two schedules, $2.7 million and $2.6 million in 2012 and expects to finance the required amounts in 2013 and does not expect to be subject to the Reinvestment Premium. The schedules are secured by the equipment with a net book value of $5.1 million as of December 31, 2012.

14 -  PROVISIONS AND CONTINGENT LIABILITIES

The Company’s provisions consist of restoration obligations, severance and other provisions primarily related to employee termination costs resulting from the closure of manufacturing facilities and provisions for litigation.

The reconciliation of the Company’s provisions as of December 31, 2011 is as follows:

	Restoration provisions	Severance and other provisions	Litigation	Total
	$	$	$	$
Balance, December 31, 2010	1,883	2,760	133	4,776
Additional provisions	-	1,873	141	2,014
Amounts paid	-	(2,804)	-	(2,804)
Net foreign exchange differences	(22)	(24)	(15)	(61)

Balance, December 31, 2011	1,861	1,805	259	3,925

Amount presented as current	-	1,654	259	1,913
Amount presented as non-current	1,861	151	-	2,012

Balance, December 31, 2011	1,861	1,805	259	3,925

The reconciliation of the Company’s provisions as of December 31, 2012 is as follows:

	Restoration provisions	Severance and other provisions	Litigation	Total
	$	$	$	$
Balance, December 31, 2011	1,861	1,805	259	3,925
Additional provisions	-	2,446	-	2,446
Amounts paid	-	(2,759)	(257)	(3,016)
Net foreign exchange differences	30	34	(2)	62

Balance, December 31, 2012	1,891	1,526	-	3,417

Amount presented as current	-	1,526	-	1,526
Amount presented as non-current	1,891	-	-	1,891

Balance, December 31, 2012	1,891	1,526	-	3,417

The restoration provision pertains to two leases at operating facilities where the Company is obligated to restore the leased properties to the same condition that existed at the time of the lease commencement date. The carrying amount of this obligation is based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in these facilities.

The severance and other provisions relates primarily to the closure of the Hawkesbury, Ontario, Brantford, Ontario and Richmond, Kentucky manufacturing facilities. The estimated costs pertain primarily to severance and other labor related costs. See Note 4 for more information.

The litigation provisions are related to various lawsuits against, and disputes with the Company. As the Company cannot predict if and when amounts will be paid, they are classified as current. The litigation provision as of December 31, 2011 was settled during 2012. See Note 20 for more information.

As of December 31, 2012 and 2011:

—	No reimbursements are expected to be received by the Company for any of the provided amounts; and
—	There were no contingent assets at any of the financial statement reporting dates covered by these financial statements.

During the reporting period, there were no reversals of restructuring provisions and no changes in contingent liabilities.

15 -  CAPITAL STOCK

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Class “A” preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series. No Class A preferred shares have been issued.

Common Shares

The Company’s common shares outstanding as of December 31, 2012 and December 31, 2011, were 59,625,039 and 58,961,050, respectively.

On August 14, 2012, the Company’s Board of Directors approved a semi-annual dividend policy. Accordingly, the Company declared a cash dividend of CDN$0.08 per common share paid on October 10, 2012 to shareholders of record at the close of business on September 21, 2012. The aggregate amount of this dividend payment was $4.8 million based on 59,101,050 shares of the Company’s common shares issued and outstanding as of September 21, 2012.

The Company did not declare or pay dividends during the year ended December 31, 2011.

Share repurchase

The Company did not repurchase any common shares under the normal course issuer bid which was effective from May 2010 to May 2011. The Company did not initiate a normal course issuer bid in 2012.

Stock Appreciation Rights

On June 20, 2012, the Board of Directors of the Company adopted the 2012 SAR Plan in lieu of granting stock options in 2012. The 2012 SAR Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award SARs to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

Over the life of the awards, the total amount of expense recognized will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the Toronto Stock Exchange (“TSX”) on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56.

As of December 31, 2012, the fair value of SARs granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life	5.8 years
Expected volatility	62%
Risk-free interest rate	1.36%
Expected dividends	2.00%
Weighted average stock price at grant date	CDN$7.56
Weighted average exercise price of awards	CDN$7.56

Expected volatility was calculated using the average closing price change on the TSX for six years prior to the grant date.

The weighted average fair value per SAR granted is CDN$3.78.

During the year ended December 31, 2012, $1.3 million of expense (nil in 2011) is included under the caption Selling, general and administrative expenses. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption Accounts payable and accrued liabilities for amounts vested and expected to vest in the next twelve months, and Other liabilities for amounts expected to vest greater than twelve months.

Stock options

Under the Company’s ESOP, options to acquire the Company’s common shares may be granted to the Company’s executives, directors and key employees. The total number of common shares reserved for issuance under the ESOP shall be equal to 10% of the Company’s issued and outstanding common shares from time to time. Options are equity-settled and expire no later than 10 years after the date of the grant and can only be used to purchase stock and may not be redeemed for cash. The plan provides that such options granted to key employees and executives will vest and may be exercisable 25% per year over four years. The options granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

All options are granted at a price determined and approved by the Board of Directors, which cannot be less than the average of the closing price of the common shares on the TSX for the day immediately preceding the effective date of the grant.

No options were granted in 2012.

The changes in number of options outstanding were as follows:

	2012		2011		2010
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	3.28	3,774,026	4.44	3,355,769	6.45	3,318,053
Granted	-	-	1.66	875,000	2.07	825,000
Exercised	3.10	(663,989)	-	-	0.55	(10,000)
Forfeited	1.88	(52,500)	3.16	(149,401)	6.02	(210,284)
Expired	9.27	(400,500)	10.13	(307,342)	12.14	(567,000)

Balance, end of year	2.60	2,657,037	3.28	3,774,026	4.44	3,355,769

Options exercisable at the end of the year	3.03	1,676,305	4.20	2,247,563	5.67	2,003,974

The weighted average stock price at the date of exercise was $7.39, nil and $1.55 in 2012, 2011 and 2010, respectively, resulting in cash proceeds to the Company of $2.0 million, nil and $5,500, respectively.

The following tables summarize information about options outstanding and exercisable as of:

	Options outstanding			Options exercisable
December 31, 2012	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			CDN$		CDN$
$0.55 to $0.83	12,500	3.25	0.55	10,000	0.55
$1.55 to $2.33	1,482,500	5.15	1.83	550,000	1.88
$3.61 to $5.42	1,162,037	2.06	3.61	1,116,305	3.61

	2,657,037	4.45	2.60	1,676,305	3.03

	Options outstanding			Options exercisable
December 31, 2011	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			CDN$		CDN$
$0.55 to $0.83	40,000	3.25	0.55	27,500	0.55
$1.55 to $2.33	1,695,000	4.92	1.85	297,500	2.00
$3.37 to $5.06	1,638,526	1.93	3.36	1,522,063	3.36
$7.50 to $11.25	400,500	0.30	9.27	400,500	9.27

	3,774,026	3.10	3.28	2,247,563	4.20

	Options outstanding			Options exercisable
December 31, 2010	Number	Weighted average remaining contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			CDN$		CDN$
$0.55 to $0.83	40,000	4.25	0.55	17,500	0.55
$1.84 to $2.76	855,000	5.69	2.06	57,500	2.10
$3.44 to $5.16	1,751,327	2.91	3.58	1,219,532	3.60
$7.50 to $11.25	596,950	0.68	9.30	596,950	9.30
$11.42	112,492	0.44	11.42	112,492	11.42

	3,355,769	2.59	4.44	2,003,974	5.67

The Company uses the fair value based method of accounting for stock-based compensation expense and other stock-based payments. During the years ended December 31, 2012, 2011 and 2010, the contributed surplus account increased by approximately $0.5 million, $0.8 million and $0.8 million, respectively, representing the stock-based compensation expense recorded for the period.

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2011	2010
Expected life	6.0 years	6.0 years
Expected volatility	66%	61%
Risk-free interest rate	2.46%	2.68%
Expected dividends	0%	0%
Weighted average stock price	CDN$1.66	CDN$2.07
Weighted average exercise price	CDN$1.66	CDN$2.07

Expected volatility was calculated using the average closing price change on the TSX for six years prior to the grant date.

The fair value per option granted is:

	2011	2010
	CDN$	CDN$
Fair value	1.01	1.16

16 -  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	December 31, 2012	December 31, 2011	December 31, 2010
	$	$	$
Accumulated currency translation adjustments	3,208	1,206	2,935
Cumulative changes in fair value of interest rate swap agreements (net of future income taxes of nil, nil in 2011 and nil in 2010)	-	-	(898)
Cumulative changes in fair value of forward foreign exchange rate contracts (net of future income tax expense of nil, nil in 2011 and nil in 2010)	-	(13)	1,134

	3,208	1,193	3,171

17 -  PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company has several non-contributory defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the United States.

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

In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant’s eligible salary.

The amount expensed with respect to the defined contribution plans for the years ended December 31, 2012, 2011 and 2010 was $3.7, $2.2 and $0.5 million, respectively.

Defined Benefit Plans

The Company has, in the United States, three defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit of CDN$20.00 in 2012, 2011 and 2010 (USD$20.00 in 2012, USD$20.22 in 2011 and USD$19.40 in 2010) per month for each year of service. The only other defined benefit pan sponsored by the Company in Canada was wound-up effective September 30, 2011. Pursuant to applicable legislation, benefits for this plan will be settled within the five-year period following the wind-up effective date.

In the United States, certain non-union hourly employees of the Company are covered by plans which provide a fixed benefit per month for each year of service. The Company amended one of the plans during the year ended December 31, 2012, which immediately increased the fixed benefit as well as incrementally over the next three years. The Company also closed the plan to new entrance whereby employees hired on or after the amendment date will not be permitted to participate in the plan.

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

Non-Routine Events

Certain former employees located at the Company’s manufacturing facility in Brantford, Ontario, Canada, participate in one of the Company’s defined benefit plans and a multi-employer plan. In connection with the Company’s plan to close this facility, as of December 31, 2010, these plans were effectively curtailed. The curtailment resulted in a gain of $0.6 million which was recorded during 2010.

Investment Policy and Basis to Determine Overall Expected Rate of Return

The Company’s Investment Committee, comprised of the Company’s Chief Financial Officer, Senior Vice President of Administration and other members of management, makes investment decisions for the Company’s pension plans. The committee established a target mix of equities and bonds.

The overall expected rate of return is determined based on projected returns and the targeted mix of the portfolios of fund assets.

Information relating to the various plans is as follows:

	Pension Plans		Other plans
	2012	2011	2012	2011
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	82,451	68,616	4,227	3,817
Current service cost	1,230	992	16	46
Past service costs	682	-	-	-
Interest cost	3,469	3,662	181	199
Benefits paid	(3,223)	(3,070)	(77)	(108)
Actuarial losses	7,195	12,568	259	321
Foreign exchange rate adjustment	552	(317)	71	(48)

Balance, end of year	92,356	82,451	4,677	4,227

Fair Value of plan assets
Balance, beginning of year	49,848	50,181	-	-
Expected return on plan assets	3,827	3,946	-	-
Actuarial gains (losses)	1,274	(5,091)	-	-
Contributions by the employer	5,565	4,210	-	-
Benefits paid	(3,223)	(3,070)	-	-
Foreign exchange rate adjustment	454	(328)	-	-

Balance, end of year	57,745	49,848	-	-

Funded status – deficit	34,611	32,603	4,677	4,227

The above defined benefit obligation as of December 31, 2012 and 2011 can be analyzed by funding status as follows:

	Pension Plans
	December 31, 2012	December 31, 2011
	$	$
Wholly unfunded	10,732	8,928
Wholly funded or partially funded	81,624	73,523

Total obligations	92,356	82,451

	Other plans
	December 31, 2012	December 31, 2011
	$	$
Wholly funded	4,677	4,227

Total obligations	4,677	4,227

Reconciliation of liabilities recognized in the balance sheet

	Pension Plans
	December 31, 2012	December 31, 2011
	$	$
Present value of the defined benefit obligation	92,356	82,451
Fair value of the plan assets	57,745	49,848

Deficit in plans	34,611	32,603

Amount recognized as a liability in respect of minimum funding requirements	1,684	490

Liabilities recognized in the balance sheets	36,295	33,093

	Other plans
	December 31, 2012	December 31, 2011
	$	$
Present value of the defined benefit obligation and deficit in the plans	4,677	4,227

Liabilities recognized in the balance sheets	4,677	4,227

The composition of plan assets based on the fair value as of December 31, was as follows:

	December 31, 2012	December 31, 2011
Asset category	$	$
Cash	1,696	2,683
Equity instruments	21,943	19,663
Mutual funds	23,529	20,058
Debt instruments	8,699	6,897
Other assets	1,878	547

Total	57,745	49,848

The actual gain on plan assets during the year ended December 31, 2012 was $5.1 million. The actual loss on plan assets during the year ended December 31, 2011 was $1.1 million. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.

The defined benefit liabilities are included in the Company’s consolidated balance sheets as of December 31, 2012 and December 31, 2011 as follows:

	December 31, 2012
	Pension Plans	Other Plans	Total Plans
	$	$	$
Pension and other post-retirement benefits	36,295	4,677	40,972

	December 31, 2011
	Pension Plans	Other Plans	Total Plans
	$	$	$
Pension and other post-retirement benefits	33,093	4,227	37,320

Defined benefit expenses recognized in Consolidated Earnings

	Pension Plans			Other plans
	2012	2011	2010	2012	2011	2010
	$	$	$	$	$	$
Current service cost	1,230	992	831	16	46	34
Past service cost	411	-	935	-	-	-
Interest cost	3,469	3,662	3,570	181	199	221
Expected return on plan assets	(3,827)	(3,946)	(3,516)	-	-	-
Curtailment gain	-	-	(60)	-	-	(500)

Total costs (benefits) recognized in the statement of Consolidated Earnings	1,283	708	1,760	197	245	(245)

Total amount recognized in Other comprehensive income (loss)

	Pension Plans			Other plans
	2012	2011	2010	2012	2011	2010
	$	$	$	$	$	$
Actuarial losses	(6,192)	(17,659)	(3,339)	(259)	(321)	(625)
Asset ceiling	-	1,461	-	-	-	-
Change in the amount recognized as a liability in respect of minimum funding requirements	(1,194)	477	1,071	-	-	-

Total amounts recognized in other comprehensive income (loss)	(7,386)	(15,721)	(2,268)	(259)	(321)	(625)

Total cumulative amount recognized in Other comprehensive income (loss)

	Pension Plans			Other plans
	2012	2011	2010	2012	2011	2010
	$	$	$	$	$	$
Actuarial losses	(27,190)	(20,998)	(3,339)	(1,205)	(946)	(625)
Asset ceiling	1,461	1,461	-	-	-	-
Change in the amount recognized as a liability in respect of minimum funding requirements	354	1,548	1,071	-	-	-

Total cumulative amounts recognized in other comprehensive income (loss)	(25,375)	(17,989)	(2,268)	(1,205)	(946)	(625)

The significant assumptions, which management considers the most likely, and which were used to measure its defined benefit obligations and defined benefit expenses are as follows:

Weighted-average assumptions used to determine the defined benefit obligations as of December 31, were as follows:

	Pension Plans		Other plans
	2012	2011	2012	2011
Discount rate
US plans	3.64%	4.19%	2.83%	3.64%
Canadian plans	4.00%	4.50%	4.00%	4.50%

Weighted-average assumptions used to determine defined benefit expenses for the periods ending December 31, was as follows:

	Pension Plans			Other plans
	2012	2011	2010	2012	2011	2010
Discount rate
US plans	4.19%	5.34%	5.72%	3.64%	4.68%	5.29%
Canadian plans	4.50%	5.40%	6.50%	4.50%	5.40%	6.50%
Expected rate of return on plan assets
US plans	8.00%	8.00%	8.50%
Canadian plans	6.90%	7.25%	7.25%
Expected rates of salary increases	-	-	3.25%

For measurement purposes, a 5.7% annual rate increase in the per capita cost of covered health care benefits for the US plans was assumed for 2012 (6.2% in 2011 and 7.0% in 2010). The assumed rate is expected to decrease to 3.9% by 2100. For the Canadian plans, an 8% annual trend rate was assumed for 2012 (9% in 2011 and 10% in 2010). The assumed rate is expected to decrease to 5% by 2015. An increase or decrease of 1% in these rates would have the following impacts:

	Increase of 1%			Decrease of 1%
	2012	2011	2010	2012	2011	2010
	$	$	$	$	$	$
Impact on aggregate of current service and interest cost	21	20	29	(17)	(16)	(23)
Impact on defined benefit obligation	459	381	422	(370)	(310)	(336)

The following table summarizes the history of plan obligations, plan assets and experience adjustments. Experience adjustments represent the difference between actual changes in pension asset and liability balances during the year compared to expectations based on previous actuarial assumptions:

	Pension Plans
	December 31, 2012	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$	$
Present value of the defined benefit obligation	92,356	82,451	68,616	60,576
Fair value of the plan assets	57,745	49,848	50,181	43,247

Deficit in the plans	34,611	32,603	18,435	17,329

	Other plans
	December 31, 2012	December 31, 2011	December 31, 2010	January 1, 2010
	$	$	$	$
Present value of the defined benefit obligation and deficit in the plans	4,677	4,227	3,817	3,505

	Pension Plans
	2012	2011	2010
	$	$	$
Experience gains (losses) on defined benefit obligation	(1,947)	(2,345)	(413)
Experience gains (losses) on plan assets	1,274	(5,091)	1,309

	Other Plans
	2012	2011	2010
	$	$	$
Experience gains (losses) on defined benefit obligation	(8)	(24)	215

The information in the above table will be disclosed for up to five years as the amounts are determined for each accounting period prospectively from the date of transition to IFRS.

The Company expects to contribute $4.6 million to its defined benefit pension plans and $0.3 million to its health and welfare plans in 2013.

18 -  SEGMENT DISCLOSURES

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

Geographic Information

The following tables present geographic information about sales attributed to countries based on the location of external customers and about property, plant and equipment by country based on the location of the assets:

	2012	2011	2010
	$	$	$
Sales
Canada	69,085	74,272	73,293
United States	635,727	626,551	572,673
Other	79,618	85,914	74,550

Total sales	784,430	786,737	720,516

	December 31, 2012	December 31, 2011
	$	$
Property, plant and equipment
Canada	24,104	31,772
United States	150,735	160,076
Other	10,753	11,800

Total property, plant and equipment	185,592	203,648

Intangible assets
Canada	779	1,124
United States	1,197	2,013
Other	4	-

Total intangible assets	1,980	3,137

Other assets
Canada	13	-
United States	3,581	2,726
Other	3	-

Total other assets	3,597	2,726

The following table presents sales information based on revenues for the following product categories:

	2012	2011	2010
	$	$	$
Sales
Tape	519,399	516,582	462,045
Film	145,780	150,138	135,431
Woven	112,280	117,049	106,127
Other	6,971	2,968	16,913

	784,430	786,737	720,516

19 -  RELATED PARTY TRANSACTIONS

In prior reporting periods, the Company entered into two agreements, each with a company controlled by two members of its Board of Directors. These agreements required the provision of support services that included the duties of the Executive Director and the Chairman of the Board of Directors. The Executive Director support services agreement was effective through September 30, 2010 and provided for monthly compensation beginning January 2010 in the amount of $50,000. The Chairman of the Board of Directors support services agreement was effective through June 30, 2011 and provided monthly compensation in the amount of CDN$25,000. These amounts were in lieu of the fees otherwise paid to Directors for their services. In connection with these agreements, the Company recorded a charge amounting to nil ($0.2 million in 2011 and $0.7 million in 2010) with respect to the support services agreement and a charge amounting to nil (nil in 2011 and $0.1 million in 2010) with respect to the support service related expenses in its consolidated earnings for the year ended December 31, 2012 included under the caption selling, general and administrative expenses.

The Company’s key personnel are members of the Board of Directors and six members of senior management. Key personnel remuneration includes the following expenses:

	2012	2011	2010
	$	$	$
Short-term employee benefits:
Salaries including bonuses and post-employment benefits	4,402	3,553	3,021
Short-term director benefits:
Director and committee fees and post-employment benefits	741	575	622
Stock-based payments for employees and directors	1,607	679	706

Total remuneration	6,750	4,807	4,349

20 -  COMMITMENTS AND CONTINGENCIES

Commitments Under Operating Leases

For the year ended December 31, 2012, the expense in respect of operating leases was $4.1 million ($3.8 million in 2011 and $3.6 million in 2010). As of December 31, 2012, the Company had commitments aggregating to approximately $2.9 million through the year 2016 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are $1.9 million in 2013, $0.6 million in 2014, $0.3 million in 2015, less than $0.1 million in 2016 and nil in 2017 and thereafter. The 2013 minimum lease payment is offset by a sublease of the Langley, British Columbia facility of $37,000.

Contingent Loss

In 2009, the Company filed a complaint in the US District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million. On May 19, 2011 the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation.

The amount is included in the Selling, general and administrative expenses caption on the accompanying statement of consolidated earnings (loss).

On February 10, 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the company in the US District Court for Western Tennessee, alleging that the Company has infringed a

US patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. Multilayer has filed substantially similar complaints against several other manufacturers of stretch film. In its complaint against the Company, Multilayer is seeking an injunction against the Company’s alleged infringement, damages of not less than a reasonable royalty, trebling of the damage award and attorneys’ fees. This matter is presently in the discovery phase of litigation.

Inasmuch as the Company does not believe that a loss from this lawsuit is probable or estimable as required under the applicable IFRS standard, it has not established an accrual for this matter. The Company assessed the probability of a potential loss and whether it could be reasonably estimated by analyzing the litigation using available information. In the event developments cause a change in the Company’s determination as to an unfavorable outcome resulting in the need to recognize a material accrual, or result in an adverse judgment, there could be a material adverse effect on the Company’s consolidated balance sheets, cash flows, and earnings in the period or periods in which such change in determination or judgment occurs.

The Company’s management concluded that the amount of the contingent loss if any cannot be reasonably estimated. In making its assessment, the Company’s management considered, among others, (i) the nature and merits of the Claim and the appeal, (ii) the current procedural status of the Claim, and (iii) the Company’s past experience in similar situations. Accordingly, the Company’s consolidated financial statements as at and for the year ended December 31, 2012, no amount has been recorded in connection with this contingent loss.

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of December 31, 2012.

21 -  FINANCIAL INSTRUMENTS

Fair value and classification of financial instruments

As of December 31, 2012 and December 31, 2011, the classification of financial instruments, excluding derivative financial instruments designated as part of an effective hedging relationship, as well as their carrying amounts and respective fair values are as follows:

	December 31, 2012
	Carrying amount
	Loans and receivables	Other liabilities	Fair value
	$	$	$
Financial assets
Cash	5,891	-	5,891
Trade receivables	75,860	-	75,860
Other receivables (1)	3,249	-	3,249
Loan to an officer (2)	55	-	55

Total	85,055	-	85,055

Financial liabilities
Accounts payable and accrued liabilities	-	76,005	76,005
Senior Subordinated Notes	-	38,282	38,700
Other long-term debt	-	113,017	113,017

Total	-	227,304	227,722

	December 31, 2011
	Carrying amount
	Loans and receivables	Other liabilities	Fair value
	$	$	$
Financial assets
Cash and cash equivalents	4,345	-	4,345
Trade receivables	82,622	-	82,622
Other receivables (1)	2,283	-	2,283
Loan to an officer (2)	91	-	91

Total	89,341	-	89,341

Financial liabilities
Accounts payable and accrued liabilities	-	73,998	73,998
Senior Subordinated Notes	-	116,794	113,441
Other long-term debt	-	77,495	77,495

Total	-	268,287	264,934

(1) Consists primarily of supplier rebates receivable

(2) Included in Other assets on the Consolidated Balance Sheets

The Company’s interest rate swap agreement expired on September 22, 2011 (carrying amount and fair value was a liability amounting to $0.9 million as of December 31, 2010). The Company’s final forward foreign exchange rate contract expired on July 31, 2012 (a liability amounting to $13,000 as of December 31, 2011).

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

—

The fair value of trade receivables, other receivables, excluding income, sales and other taxes, and accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods;

—	The fair value of the Senior Subordinated Notes has been determined based on available quoted market prices;
—	The fair value of other long-term debt, mainly bearing interest at variable rates, including primarily the Company’s ABL, is closely approximated by their carrying amounts; and
—

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

Income and expenses relating to financial assets and liabilities are as follows:

	Interest income
	2012	2011	2010
	$	$	$
Cash	132	269	54

	Bad debt expense (recovery)
	2012	2011	2010
	$	$	$
Trade receivables	185	677	318

	Interest expense calculated using the effective interest rate method
	2012	2011	2010
	$	$	$
Long-term debt	13,433	15,635	15,619

As of December 31, 2011 the financial instruments presented at fair value on the Company’s consolidated balance sheet by level of the fair value hierarchy are as follows:

	December 31, 2011
	Level 1	Level 2	Total
	$	$	$
Financial liabilities
Forward foreign exchange rate contracts	-	13	13

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

Exchange Risk

The Company is exposed to exchange risk due to cash, trade receivables, accounts payable and accrued liabilities, and long-term debt dominated in a currency other than the functional currency of the operating unit incurring the cost or earning the revenues, primarily the Canadian dollar and the Euro. As of December 31, 2012 and 2011 financial assets and liabilities in foreign currency, translated into US dollars at the closing rate, are as follows:

	2012		2011
	Canadian dollar	Euro	Canadian dollar	Euro
	USD$	USD$	USD$	USD$
Cash	1,168	1,903	663	1,669
Trade receivables	7,596	4,671	8,322	5,113

	8,764	6,574	8,985	6,782

Accounts payable and accrued liabilities	8,254	1,763	8,244	2,060
Total debt	26	2,411	33	4,563

	8,280	4,174	8,277	6,623

Net Exposure	484	2,400	708	159

The following table details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the US dollar, and the related impact on other comprehensive income (loss). For a 10% weakening of the Canadian dollar and the Euro, against the US dollar, there would be an equal and opposite impact on other comprehensive income (loss). As of December 31, 2012 and 2011 everything else being equal, a 10% strengthening of the Canadian dollar and Euro, against the US dollar, would result as follows:

	2012		2011
	Canadian dollar	Euro	Canadian dollar	Euro
	USD$	USD$	USD$	USD$
Increase in other comprehensive income (loss)	4,987	1,478	5,858	1,379

In 2011, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 9 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in July 2011 through March 2012, at fixed exchange rates ranging from CDN$0.9692 to CDN$0.9766 to the US dollar and a series of five monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in March 2012 through July 2012, at fixed exchange rates ranging from CDN$1.0564 to CDN$1.0568 to the US dollar. These forward foreign exchange rate contracts mitigated foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that were settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

In 2010, in accordance with the Company’s foreign exchange rate risk policy, the Company executed a series of 8 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$10.0 million beginning in January 2011, at fixed exchange rates ranging from CDN$1.0260 to CDN$1.0318 to the US dollar; a series of 6 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$13.5 million beginning in August 2011, at fixed exchange rates ranging from CDN$1.0173 to CDN$1.0223 to the US dollar; and a series of 13 monthly forward foreign exchange rate contracts to purchase an aggregate CDN$20.0 million beginning in June 2010, at fixed exchange rates ranging from CDN$1.0610 to CDN$1.0636 to the US dollar. These forward foreign exchange rate contracts mitigated foreign exchange rate risk associated with a portion of anticipated monthly inventory purchases of the Company’s US self-sustaining foreign operations that were settled in Canadian dollars. The Company designated these forward foreign exchange rate contracts as cash flow hedges, effectively mitigating the cash flow risk associated with the settlement of the inventory purchases.

Finally, in 2010, the Company executed a series of 12 monthly forward foreign exchange rate contracts to purchase an aggregate USD$2.0 million beginning in July 2010, at fixed exchange rates ranging from USD$1.1870 to USD$1.1923 to the Euro. These forward foreign exchange rate contracts complied with management’s foreign exchange risk policy whereby these forward foreign exchange rate contracts mitigated the foreign exchange rate risk associated with the Company’s translation of foreign generated Euro denominated net earnings. However, these forward foreign exchange rate contracts did not comply with the requirements for hedge accounting and thus were not been designated as such.

Execution and Settlement

During the year ended December 31, 2012, one of the Company’s US foreign operations (the “Subsidiary”) purchased an aggregate of CDN$50.5 million (USD$50.8 million) (CDN$76.9 million (USD$77.8 million) in 2011) of inventories. Included in this amount is approximately CDN$22.3 million (USD$22.4 million) (CDN$26.5 million (USD$26.8 million) in 2011) of inventory purchases previously designated as part of a hedging relationship using forward foreign exchange rate contracts (the “Contracts”). These Contracts, used to reduce the exposure related to the Subsidiary’s “anticipated” inventory purchases during the period of January through July 2012. All inventories purchased and subject to the hedging relationship pursuant to these Contracts were sold as of December 31, 2012.

For the year ended December 31, 2012, the cumulative change in these settled Contracts’ fair value was recognized in the consolidated earnings under the caption “Cost of sales” in the amount of $0.2 million, ($1.7 million in 2011 and $1.5 million in 2010). The cumulative change in the Contracts’ fair value was recognized in consolidated earnings as a result of the following:

—	The Contracts have been settled; and
—	The hedging item (the Contracts) is recognized in consolidated earnings at the same period the hedged item (the inventories) is recognized in consolidated earnings.

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

Interest Rate Risk

The Company’s ABL, Real Estate Loan, term debt and equipment finance agreement advance fundings are exposed to a risk of change in cash flows due to changes in the underlying interest rates. The Company does not currently hold any derivative financial instruments to mitigate this risk.

In 2011, the Company’s ABL and term debt were exposed to a risk of change in cash flows due to changes in the underlying interest rates. To mitigate the risk of the ABL, the Company entered into an interest rate swap agreement (the “Agreement”), designated as a cash flow hedge which expired on September 22, 2011.

The terms of this Agreement were as follows:

	Notional amount	Settlement	Fixed interest rate paid
	$		%
Agreement matured in September 2011	40,000,000	Monthly	3.35

As of December 31, 2012, the impact on the Company’s consolidated earnings of a 1.0% increase in interest rates, assuming all other variables remained equal, would be a decrease of approximately $1.0 million (a decrease of $0.7 million in 2011). Other comprehensive income (loss) would not materially change as a result of a similar shift in interest rates and consequently, no sensitivity analysis is provided.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Financial assets that potentially subject the Company to credit risk consist primarily of cash, trade receivables, other receivables, namely supplier rebates receivable, and derivative financial instruments.

Cash

Credit risk associated with cash is substantially mitigated by ensuring that these financial assets are placed with major financial institutions that have been accorded investment grade ratings by a primary rating agency and qualify as credit worthy counterparties. The Company performs an ongoing review and evaluation of the possible changes in the status and credit worthiness of its counterparties.

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

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2012	December 31, 2011
	$	$
Current	70,503	74,558
1 – 30 days past due	5,688	6,100
31 – 60 days past due	46	1,244
61 – 90 days past due	22	99
Over 91 days past due	1,993	2,840

	78,252	84,841
Allowance for doubtful accounts	(2,392)	(2,219)

Balance	75,860	82,622

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

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as of and for the year ended December 31:

	2012	2011
	$	$
Balance, beginning of year	2,219	1,653
Additions	163	676
Write-offs	(4)	(97)
Foreign exchange	14	(13)

Balance, end of year	2,392	2,219

Other Receivables

Credit risk associated with other receivables primarily relates to supplier rebates receivable. This risk is limited considering the Company’s diversified counterparties and geography.

As of December 31, 2012 and 2011, no single vendor accounted for over 5% of the Company’s total current assets. The Company does not believe it is subject to any significant concentration of credit risk.

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

The following maturity analysis for derivatives and non-derivative financial liabilities is based on the remaining contractual maturities as of the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.

The maturity analysis for non-derivative financial liabilities is as follows as of December 31:

	2012
	Other long- term loans	Finance lease liabilities	Accounts payable and accrued liabilities	Total
	$	$	$	$
Current maturity	8,142	1,893	76,005	86,040
2014	2,342	1,926	-	4,268
2015	1,768	1,839	-	3,607
2016	1,772	1,769	-	3,541
2017	128,043	1,581	-	129,624
2018 and thereafter	1,250	3,891	-	5,141

	143,317	12,899	76,005	232,221

	2011
	Other long- term loans	Finance lease liabilities	Accounts payable and accrued liabilities	Total
	$	$	$	$
Current maturity	2,640	784	73,998	77,422
2013	67,382	798	-	68,180
2014	119,441	692	-	120,133
2015	71	645	-	716
2016	75	577	-	652
2017 and thereafter	1,291	4,358	-	5,649

	190,900	7,854	73,998	272,752

The maturity analysis for derivatives financial liabilities includes only the maturities essential for an understanding of the timing of the cash flows. In connection with the Company’s derivative financial liabilities requiring settlement on a net basis, undiscounted net cash flows are presented.

The maturity analysis for derivative financial liabilities is as follows as of December 31, 2011:

	Less than 6 months	6 months to 1 year	Greater than 1 year	Total
	$	$	$	$
Forward foreign exchange rate contracts	(30)	17	-	(13)
Interest rate swap agreements	-	-	-	-

	(30)	17	-	(13)

As of December 31, 2012, the Company’s unused availability under the ABL and available cash on hand amounted to $54.7 million ($58.9 million in 2011).

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

As of December 31, 2012, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in a decrease in earnings of $43.7 million (a decrease in earnings of $46.8 million in 2011). A similar decrease of 10% will have the opposite impact. No material impact is expected on other comprehensive income (loss) and accordingly, no sensitivity analysis is provided.

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

The capital structure of the Company consists of cash, debt and shareholders’ equity. A summary of the Company’s capital structure is as follows as of December 31:

	2012	2011
	$	$
Cash	5,891	4,345
Debt	151,299	194,289
Shareholders’ equity	153,834	137,178

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

In meeting its principal objective to provide adequate return to its shareholders, the Company undertakes measures to maintain and grow its adjusted EBITDA over the years. Such measures include the introduction of new products, penetration into new markets and market niches, the manufacturing rationalization plan and increasing operating efficiencies.

The Company monitors its capital by reviewing its credit ratings as determined by independent agencies and evaluating various financial metrics. These metrics, which are provided to and used by the Company’s key management personnel in their decision making process, consisted of the following for the trailing twelve months ended December 31:

	2012	2011
	$	$
Net earnings (loss)	22,507	8,954
Add back:
Interest and other expense	14,536	17,541
Income tax expense (benefit)	375	1,920
Depreciation and amortization	30,397	30,882

EBITDA	67,815	59,297
Manufacturing facility closures, restructuring and other related charges	18,257	2,891
Stock-based compensation expense	1,832	818
ITI litigation settlement	-	956

Adjusted EBITDA	87,904	63,962

Interest expense	13,233	15,361
Debt	151,299	194,289

Internal financial ratios
Debt to Adjusted EBITDA	1.72	3.04
Adjusted EBITDA to interest expense	6.64	4.16

Debt represents the Company’s long-term and related current portion borrowings. The Company defines EBITDA as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. Interest expense is defined as the total interest expense incurred net of any interest income earned during the year.

22 -  POST REPORTING EVENTS

No adjusting or significant non-adjusting events have occurred between the reporting date of these financial statements and the date of authorization with the exception of the items discussed below.

In January 2013, the Company sold the Brantford, Ontario manufacturing facility and received net proceeds of $1.6 million. The Company recovered $0.2 million of the asset impairment charge previously recorded in 2011 and 2010.

The Company declared a cash dividend of $0.08 per common share payable April 10, 2013 to shareholders of record at the close of business on March 25, 2013. The estimated amount of this dividend payment is $4.8 million based on 59,625,039 shares of the Company’s common shares issued and outstanding as of March 6, 2013.

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment.