Form 20-F
period 2013-12-31
INTERTAPE POLYMER GROUP INC
filed 2014-03-20
CIK 880224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Michael C. Jay, (941) 739-7541, mjay@itape.com, 100 Paramount Drive, Suite 300, Sarasota, Florida 34232

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2013, there were 60,776,649 common shares outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

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

Large accelerated filer   ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

2

Certain statements and information included in this annual report on Form 20-F constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (collectively, “forward-looking statements”) and are made in reliance upon the protections provided by such acts for forward-looking statements. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which Intertape Polymer Group Inc. (“Intertape”, “Intertape Polymer Group”, or the “Company”) operates as well as current beliefs and assumptions of the Company’s management. Such statements include, in particular, statements about the Company’s plans, prospects, financial position, future sales and financial results, availability of credit, level of indebtedness, payment of dividends, fluctuations in raw material costs, competition, capital expenditures, manufacturing facility closures and other restructurings, liquidity, litigation and business strategies. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, its customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Asset-Based Loan facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information—Risk Factors,” “Item 5. Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” as well as statements located elsewhere in this annual report on Form 20-F and the other factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this annual report on Form 20-F. The Company does not undertake any obligation to publicly update these statements unless applicable securities laws require it to do so.

3

PART I

Item 1:	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:	Offer Statistics and Expected Timetable

Not applicable.

Item 3:	Key Information

A.	SELECTED FINANCIAL DATA

The selected financial data presented below for the four years ended December 31, 2013 is presented in US dollars and is derived from the Company’s consolidated financial statements in US dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”). The information set forth below was extracted from the consolidated financial statements and related notes included in this annual report and annual reports previously filed and should be read in conjunction with such consolidated financial statements. As required by the Canadian Accounting Standards Board, the Company adopted IFRS on January 1, 2011 and the Company’s financial information for 2010 has been restated to comply with IFRS. The selected financial data for the earliest year of the five-year period (2009) has not been restated. The Company represents that such information cannot be provided on a restated basis without unreasonable effort or expense.

On January 1, 2013 Amended IAS 19 - Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011.

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application, introduced a measure of net interest income (expense) computed on the net pension asset (obligation) that replaced separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The amended standard also required immediate recognition of past service costs associated with benefit plan changes, eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the amended standard, the Company’s net earnings for 2012 and 2011 were lower than originally reported. The decrease arose primarily because net interest income (expense) was calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets previously used to measure interest attributable to plan assets.

For the years ended December 31, 2012 and 2011, the impact of adoption is a decrease to earnings before income tax benefit of $2.3 million and $1.7 million, respectively, and an income tax benefit of $0.2 million for each of these years. This impact also results in an equivalent net increase to other comprehensive income and deficit. As such, the retrospective application did not result in an impact to the Company’s balance sheets as of January 1, and December 31, 2012 and 2011.

See the Section entitled “Pension and Other Post-Retirement Benefit Plans” in Item 5 for a summary of the impact of the adoption of this guidance on the Company’s financial results for the years ended December 31, 2012 and 2011.

	As of and for the Year Ended December 31
	2013	2012	2011	2010
	(in thousands of US dollars, except shares and per share amounts)
	$	$	$	$
Statements of Consolidated Earnings (Loss):
Revenue	781,500	784,430	786,737	720,516

Net Earnings (Loss) before Taxes	31,553	20,594	9,154	(15,316)
Net Earnings (Loss)	67,357	20,381	7,384	(48,549)
Earnings (Loss) per Share
Basic	1.12	0.35	0.13	(0.82)
Diluted	1.09	0.34	0.12	(0.82)

Balance Sheets:
Total Assets	465,199	426,152	446,723	476,614
Capital Stock	359,201	351,702	348,148	348,148
Shareholders’ Equity	230,428	153,834	137,178	144,085
Number of Common Shares Outstanding	60,776,649	59,625,039	58,961,050	58,961,050
Dividends Declared per Share	0.24	0.08	—	—

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Fluctuations in the amount of available funds under the Company’s Asset Based Loan could restrict the Company’s available credit and could require unscheduled repayments.

The Company’s credit facility is an asset-backed loan. A reduction in the eligible assets and receivables included in the borrowing base or an increase in the required reserves will reduce the Company’s available credit under the Asset Based Loan (“ABL”). Such a reduction would reduce our available liquidity which could impact our ability to fund working capital, capital expenditures, research and development efforts and other general corporate purposes. A decline in the borrowing base could also require an unscheduled repayment of funds already advanced in excess of the available credit amount.

The Company’s Asset Based Loan contains a financial covenant which if not met, will result in an event of default.

The Company’s ABL contains a fixed charge ratio which becomes effective only when unused availability under the borrowing base drops below $25 million. The Company’s failure to comply with this covenant could result in an event of default, which, if not cured or waived, could result in the Company being required to repay these borrowings before their scheduled due date. If the Company were unable to make this repayment or otherwise refinance these borrowings, the lenders under the ABL could elect to declare all amounts borrowed under the Company’s ABL, together with accrued interest, to be due and payable. The lenders could foreclose on the Company’s assets. If the Company were unable to refinance these borrowings on favorable terms, the Company’s results of operations and financial condition could be adversely impacted by increased costs and less favorable terms, including interest rates and covenants. Any future refinancing of the Company’s ABL is likely to contain similar or more restrictive covenants and financial tests.

The Company’s significant debt could adversely affect its financial condition and prevent it from fulfilling its obligations under its ABL.

The Company has a significant amount of indebtedness. As of December 31, 2013, the Company had outstanding debt of $129.8 million, which represented 16% of its total capitalization. Of such total debt, approximately $129.7 million, or all of the Company’s outstanding senior debt, was secured.

The Company’s significant indebtedness could adversely affect its financial condition and make it more difficult for the Company to satisfy its obligations under its ABL. The Company’s substantial indebtedness could also increase its vulnerability to adverse general economic and industry conditions; require the Company to dedicate a substantial portion of its cash flows from operations to payments on its indebtedness, thereby reducing the availability of the Company’s cash flows to fund working capital, capital expenditures, research and development efforts and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have less debt; and limit the Company’s ability to borrow additional funds on terms that are satisfactory to it or at all.

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

The Company will be able to incur substantial additional indebtedness in the future. Although the loan and security agreement governing the ABL contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. The restrictions also do not prevent the Company from incurring obligations that do not constitute indebtedness. To the extent new debt is added to the Company’s currently anticipated debt levels, the substantial leverage risks described above would increase.

The Company’s ABL contains covenants that limit its flexibility and prevents the Company from taking certain actions.

The loan and security agreement governing the Company’s ABL includes a number of significant restrictive covenants. These covenants could adversely limit the Company’s ability to plan for or react to market conditions, meet its capital needs and execute its business strategy. These covenants, among other things, limit the Company’s ability and the ability of its subsidiaries to incur additional debt; prepay other debt; pay dividends and make other restricted payments; create or permit certain liens; issue or sell capital stock of restricted subsidiaries; use the proceeds from sales of assets; make certain investments; create or permit restrictions on the ability of the guarantors to pay dividends or to make other distributions to the Company; enter into certain types of transactions with affiliates; engage in unrelated businesses; enter into sale and leaseback transactions; and consolidate or merge or sell the Company’s assets substantially as an entirety.

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

On August 14, 2013, the Board of Directors modified the Company’s dividend policy to provide for the payment of quarterly cash dividends as opposed to semi-annual cash dividends. The future declaration and payment of dividends, if any, will be at the discretion of the Board of Directors and will depend on a number of factors, including the Company’s financial and operating results, financial position, and anticipated cash requirements. The Company can give no assurance that dividends will be declared and paid in the future or, if declared and paid in the future, at the same level as in the past. Additionally, the Company’s ABL restricts its ability to pay dividends if the Company does not maintain certain borrowing availability or if the Company is in default.

Fluctuations in raw material costs or the unavailability of raw materials may adversely affect the Company’s profitability.

Historically, the Company has not always been able to pass on significant raw material cost increases through price increases to its customers. The Company’s results of operations in prior years at times have been negatively impacted by raw material cost increases. These fluctuations adversely affected the Company’s profitability. As a result of raw material cost fluctuations, the Company may have to either hold prices firm, which results in a reduced market share, or decrease prices which compresses the Company’s gross margins. The Company’s profitability in the future may be adversely affected due to continuing fluctuations in raw material prices. Additionally, the Company relies on its suppliers for deliveries of raw materials. If any of its suppliers are unable to deliver raw materials to the Company for an extended period of time, there is no assurance that the Company’s raw material requirements would be met by other suppliers on acceptable terms, or at all, which could have a material adverse effect on the Company’s results of operations.

The failure to maintain effective internal control over financial reporting in accordance with applicable securities laws could cause the Company’s stock price to decline.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, as well as applicable Canadian securities laws require annual management assessments of the effectiveness of the Company’s internal control over financial reporting and a report by the Company’s independent registered public accounting firm to express an opinion on these controls based on their audit. Due to inherent limitations, there can be no assurance that the Company’s system of internal control over financial reporting will be successful in preventing all errors, theft, and fraud, or in informing management of all material information in a timely manner. Also, if the Company cannot in the future favorably assess, or the Company’s independent registered public accounting firm is unable to provide an unqualified attestation report on the effectiveness of the Company’s internal control over financial reporting, investors may lose confidence in the reliability of the Company’s financial reports, which could cause the Company’s stock price to decline.

The Company’s pension and other post-retirement benefit plans are unfunded which could require Company contributions.

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $18.9 million as of December 31, 2013 as compared to $39.3 million at the end of 2012. For 2013 and 2012, the Company contributed $4.3 million and $5.6 million, respectively, to its funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit. In addition, the Company cannot predict whether a change in factors such as pension asset performance or interest rates, will require the Company to make a contribution in excess of its current expectations. Further, the Company may not have the funds necessary to meet future minimum pension funding requirements or be able to meet its pension benefit plan funding obligation through cash flows from operations.

The Company’s ability to achieve its growth objectives depends in part on the timing and market acceptance of its new products.

Intertape Polymer Group’s business plan involves the introduction of new products, which are both developed internally and obtained through acquisitions. The Company’s ability to introduce these products successfully depends on the demand for the products, as well as their price, quality, and related customer service. In the event the market does not accept these products or competitors introduce similar products, the Company’s ability to expand its markets and generate organic growth could be negatively impacted which could have an adverse effect on its operating results.

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

The Company depends on the proper functioning of its information systems.

The Company is dependent on the proper functioning of information systems, some of which are owned and operated by third parties, to store, process and transmit confidential information, including financial reporting, inventory management, procurement, invoicing and electronic communications belonging to our customers, our suppliers, our employees and/or us. The Company’s information systems are vulnerable to natural disasters, fire or casualty theft, technical failures, terrorist acts, cyber security breaches, power loss, telecommunications failures, physical or software intrusions, computer viruses, and similar events. If the Company’s critical information systems fail or are otherwise unavailable, our operations could be disrupted, causing a material adverse effect on our business. Also, any theft or misuse of information resulting from a security breach could result in, among other things, loss of significant and/or sensitive information, litigation by affected parties, financial obligations resulting from such theft or misuse, higher insurance premiums, governmental investigations, negative reactions from current and potential future customers (including potential negative financial ramifications under certain customer contract provisions) and poor publicity and any of these could adversely affect our financial results.

Intertape Polymer Group faces risks related to its international operations.

The Company has customers and operations located outside the United States and Canada. In 2013, sales to customers located outside the United States and Canada represented approximately 10% of its sales. The Company’s international operations present it with a number of risks and challenges, including potential difficulties staffing and managing its foreign operations, potential adverse changes in tax regulations affecting tax rates and the way the United States and other countries tax multinational companies, the effective marketing of the Company’s products in other countries, tariffs and other trade barriers, less favorable intellectual property laws, longer customer payment cycles, exposure to economies that may be experiencing currency volatility or negative growth and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance.

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

The Company’s use of hazardous substances in its manufacturing processes and the generation of hazardous wastes not only by the Company, but by prior occupants of its facilities, suggest that hazardous substances may be present at or near certain of the Company’s facilities or may come to be located there in the future. Consequently, the Company is required to closely monitor its compliance under all the various environmental laws and regulations applicable to it. In addition, the Company arranges for the off-site disposal of hazardous substances generated in the ordinary course of its business.

The Company obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time it either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or groundwater analysis. The assessments have not revealed any environmental liability that, based on current information, the Company believes will have a material adverse effect on it. Nevertheless, these assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities that the Company is not aware of. In addition, ongoing cleanup and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company’s properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of its properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of its operations, may cause the Company to incur significant costs and liabilities that could have a material adverse effect on it.

Except as described in Item 4B(8) below, the Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations and that it has obtained, and is in material compliance with, all material permits required under environmental laws and regulations. Although certain of the Company’s facilities emit toluene and other pollutants into the air, these emissions are within current permitted limits. The Company believes that these emissions from its US facilities will meet the applicable future federal Maximum Available Control Technology (“MACT”) requirements, although additional testing or modifications at the facilities may be required. The Company believes that the ultimate resolution of these matters should not have a material adverse effect on its financial condition or results of operations.

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

While the Company has attempted to ensure that its products and the operations of its business do not infringe other parties’ patents and proprietary rights, its competitors or other parties may assert that the Company’s products and operations may infringe upon patents held by them. In addition, because patent applications can take many years to issue, the Company might have products that infringe upon pending patents of which it is unaware. If any of the Company’s products infringe a valid patent, it could be prevented from selling them unless the Company obtains a license or redesigns the products to avoid infringement. A license may not be available or may require the Company to pay substantial royalties. The Company may not be successful in attempts to redesign its products to avoid infringement. Infringement or other intellectual property claims, regardless of merit or ultimate outcome, can be expensive and time-consuming to resolve as well as divert management’s attention from the Company’s core business.

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

Except for the strike which occurred at the Company’s Brantford, Ontario plant, which is now closed, the Company has never experienced any work stoppages due to employee related disputes. Management believes that it has a good relationship with its employees. There can be no assurance, however, that work stoppages or other labor disturbances will not occur in the future. Such occurrences could adversely affect Intertape Polymer Group’s business, financial condition and/or results of operations.

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

The Company’s success depends upon retaining the services of its management team and key employees.

The Company is dependent on its management team and expects that continued success will depend largely upon their efforts and abilities. The loss of the services of any key executive for any reason could have a material adverse effect upon the Company. Success also depends upon our ability to identify, develop, and retain qualified employees.

Product liability could adversely affect the Company’s business.

Difficulties in product design, performance and reliability could result in lost sales, delays in customer acceptance of Intertape Polymer Group’s products, customer complaints or lawsuits. Such difficulties could be detrimental to the Company’s market reputation. Intertape Polymer Group’s products and the products supplied by third parties, on behalf of the Company, may not be error free. Undetected errors or performance problems may be discovered in the future. The Company may not be able to successfully complete the development of planned or future products in a timely manner or adequately address product defects, which could harm the Company’s business and prospects. In addition, product defects may expose Intertape Polymer Group to product liability claims, for which it may not have sufficient product liability insurance. Difficulties in product design, performance and reliability or product liability claims could adversely affect Intertape Polymer Group’s business, financial condition and/or results of operations.

Acquisitions could expose the Company to significant business risks.

The Company may make strategic acquisitions that could, among other goals, complement its existing products, expand its customer base and markets, improve distribution efficiencies and enhance its technological capabilities. Financial risks from these acquisitions include the use of the Company’s cash resources, paying a price that exceeds the future value realized from the acquisition, and incurring additional debt and liabilities (including potentially unknown liabilities). Further, there are possible operational risks including difficulty assimilating and integrating the operations, products, technology, information systems and personnel of acquired companies, losing key personnel of acquired entities, entry into markets in which the Company has no or limited prior experience and difficulty honoring commitments made to customers of the acquired companies prior to the acquisition. The failure to adequately address these risks could adversely affect the Company’s business.

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

The Company has implemented several manufacturing plant rationalization initiatives. Each initiative may not be completed as planned and as a result, the costs and capital expenditures incurred by the Company may substantially exceed projections. This could potentially result in additional debt incurred by the Company, reduced production and elimination or reduction of anticipated manufacturing cost savings.

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

Intertape Polymer Group and certain of its subsidiaries are incorporated under the laws of Canada. Certain of their directors are residents of Canada and a portion of directors’ and executive officers’ assets may be located outside of the United States. In addition, certain subsidiaries are located in other foreign jurisdictions. As a result, it may be difficult or impossible for US investors to effect service of process within the United States upon Intertape Polymer Group, its Canadian subsidiaries, or its other foreign subsidiaries, or those directors and officers or to realize against them upon judgments of courts of the United States predicated upon the civil liability provisions of US federal securities laws or securities or blue sky laws of any state within the United States. The Company believes that a judgment of a US court predicated solely upon the civil liability provisions of the Securities Act of 1933, as amended and/or the Exchange Act of 1934, as amended (“Exchange Act”) would likely be enforceable in Canada if the US court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure that this will be the case. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

While our shares trade on the Toronto Stock Exchange, they trade on the OTC Pink Marketplace in the US, which may result in the possible absence of a liquid trading market for securities of US investors.

The Company’s common shares are traded in the US on the OTC Pink Marketplace. Trading on this market can be thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with a company’s operations or business prospects. In addition, trading on this market is often sporadic, so shareholders may have some difficulty reselling any of their shares of common stock on this market.

Compliance with the SEC’s new conflict mineral disclosure requirements will create additional compliance cost and may create reputational challenges.

Recently, the SEC adopted new rules pursuant to Section 1502 of the Dodd-Frank Act setting forth new disclosure requirements concerning the use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries and deemed conflict minerals. These new requirements will necessitate due diligence efforts by the Company to assess whether such minerals are used in our products in order to make the relevant required disclosures beginning in May 2014. There will be certain costs associated with complying with these new disclosure requirements, including diligence to determine the sources of those minerals that may be used or necessary to the production of the Company’s products. If the Company determines that certain of its products contain minerals that are not conflict free or is unable to sufficiently verify the origins for all conflict minerals used in its products, the Company may face changes to its supply chain or challenges to its reputation, either of which could impact future sales.

The Company’s exemptions under the Securities Exchange Act of 1934, as amended, as a foreign private issuer limits the protections and information afforded investors.

Intertape Polymer Group is a foreign private issuer within the meaning of the rules promulgated under the Exchange Act. As such, it is exempt from certain provisions applicable to United States companies with securities registered under the Exchange Act, including: the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuers’ equity securities within a period of less than six months). Because of these exemptions, purchasers of Intertape Polymer Group’s securities are not afforded the same protections or information generally available to investors in public companies organized in the United States. Prior to December 31, 2000, the Company filed its annual reports on Form 20-F. Commencing with the year ended December 31, 2000 through December 31, 2007, and again for the year ended December 31, 2009, the Company filed its annual reports on Form 40-F. For the year ended December 31, 2008 and commencing for the year ended December 31, 2010 and going forward, the Company has elected to file its annual report on Form 20-F which also fulfills the requirements of the Annual Information Form required in Canada thus necessitating only one report. Intertape Polymer Group reports on Form 6-K with the United States Securities and Exchange Commission and publicly releases quarterly financial reports.

Item 4:	Information on the Company

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The business of Intertape was established when Intertape Systems Inc., a predecessor of the Company, established a pressure sensitive tape manufacturing facility in Montreal, Canada. Intertape Polymer Group was incorporated under the Canada Business Corporations Act on December 22, 1989 under the name “171695 Canada Inc.” On October 8, 1991, the Company filed a Certificate of Amendment changing its name to “Intertape Polymer Group Inc.” A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company was amalgamated with EBAC Holdings Inc. The Shareholders, at the Company’s June 11, 2003 annual and special meeting, voted on the replacement of the Company’s By-Law No. 1 with a new General By-Law 2003-1. The intent of the replacement by-law was to conform the Company’s general by-laws with amendments that were made to the Canada Business Corporations Act since the adoption of the general by-laws and to simplify certain aspects of the governance of the Company. On August 6, 2006, the Company filed a Certificate of Amendment to permit the Board of Directors of the Company to appoint one or more additional Directors to hold office for a term expiring not later than the close of the next annual meeting of the Company’s Shareholders, so long as the total number of Directors so appointed does not exceed one-third of the number of Directors elected at the previous annual meeting of the Shareholders of the Company.

Intertape Polymer Group’s corporate headquarters is located at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada H4M 2X5 and the address and telephone number of its registered office is 800 Place Victoria, Suite 3700, Montréal, Québec H4Z 1E9, c/o Fasken Martineau Dumoulin LLP, (514) 397-7400.

The Company operates in various geographic locations and develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics.

Intertape Polymer Group closed its Brantford, Ontario, facility during the second quarter of 2011 and discontinued the manufacture of certain products that were produced solely at the Brantford, Ontario, plant. Intertape Polymer Group sold the Brantford, Ontario, facility in January 2013. Intertape Polymer Group sold its Hawkesbury, Ontario, plant in 2011. In the fourth quarter of 2012, the Company ceased manufacturing operations at its Richmond, Kentucky, manufacturing facility and transferred operations to its Carbondale, Illinois, facility during the first quarter of 2013. In addition, the Company consolidated its North American shrink film production at its Tremonton, Utah, facility.

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

In February 2013, the Company announced plans to relocate and modernize its Columbia, South Carolina, manufacturing facility and in June 2013 acquired property in Blythewood, South Carolina, which is located in close proximity to the Columbia, South Carolina, plant. Improvements to the Blythewood property are underway to adapt it for use as a tape and stencil manufacturing facility. The Company anticipates the plant to be operational during the first half of 2015. Capital expenditures for this project are expected to total $43.0 million to $46.0 million, of which $2.7 million was spent in 2012 and $21.8 million in 2013.

The Company’s total capital expenditures in connection with property, plant and equipment were $46.8 million and $21.6 million for the years 2013 and 2012, respectively. The majority of the expenditures were to update existing manufacturing equipment and to obtain new equipment.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal year.

B.	BUSINESS OVERVIEW

Intertape Polymer Group operates in the specialty packaging industry in North America. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use. The Company’s products primarily consist of carton sealing tapes, including pressure sensitive and water activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; shrink film; stretch wrap; lumberwrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers (“FIBCs”).

The Company has approximately 1,800 employees with operations in 16 locations, including 10 manufacturing facilities in North America and one in Europe.

Intertape Polymer Group has assembled a broad range of products by leveraging its manufacturing technologies, its research and development capabilities, global sourcing expertise and its strategic acquisition program. Over the years, the Company has made a number of strategic acquisitions in order to offer a broader range of products to better serve its markets. The Company’s extensive product line permits Intertape Polymer Group to offer tailored solutions to a wide range of end-markets including food processing, fulfillment, consumer, building and construction, oil and gas, transportation, agriculture, aerospace and military applications.

Overview of Periods

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

Through December 31, 2010, the Company’s consolidated financial statements were prepared in accordance with Canadian generally accepted accounting principles. As required by the Canadian Accounting Standards Board, Intertape Polymer Group adopted the International Financial Reporting Standards (“IFRS”) on January 1, 2011. As required by the applicable standards, the Company restated its financial information for 2010 to comply with IFRS with the exception of statements prior to the transition date of January 1, 2010. The impact of the conversion to IFRS on the Company’s current and future key financial metrics is immaterial.

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

The Company has a $200.0 million Asset Based Loan (“ABL”) entered into with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories, and equipment. The ABL is priced at LIBOR plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases. The pricing grid of the ABL, prior to the February 1, 2012 amendment, ranged from 1.5% to 2.25%. Unencumbered real estate is subject to a negative pledge in favor of the ABL lenders. However the Company retained the ability to secure financing on all or a portion of its owned real estate up to $35.0 million and have the negative pledge in favor of the ABL lenders terminated. The ABL was scheduled to mature in March 2013. Effective February 1, 2012, the Company entered into a Third Amendment to Loan and Security Agreement among certain subsidiaries of the Company, the Lenders referred to therein, Bank of America, N.A., as agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Lead Arranger and Wells Fargo Capital Finance, LLC, as “right side” joint lead arranger. The Third Amendment extended the maturity date of the ABL to February 2017 from March 2013. Under the Third Amendment the interest rate will increase modestly while several other modifications in the terms provide the Company with greater flexibility. The pricing grid of the extended ABL ranges from 1.75% to 2.25%.

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky facility with the majority of production to be transferred to its Carbondale, Illinois, facility. The Company also announced the transfer of the shrink film production business from its Truro, Nova Scotia facility to its Tremonton, Utah plant. The Company believes this will allow it to further optimize its manufacturing footprint and generate significant annual savings. The Richmond, Kentucky plant is idle and being marketed for sale.

On August 14, 2012, the Company entered into an Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million. The terms of the arrangements included multiple individual capital leases, each of which would have a term of sixty months and a fixed interest rate. The average of the fixed interest rates was expected to be less than 3%. If the Company did not finance the full amount of $4.0 million and $20.0 million by December 31, 2012 and December 31, 2013, respectively, then, subject to certain conditions, the Company would be required to pay a Reinvestment Premium (as defined in the Equipment Finance Agreement) on the difference between those amounts and the amounts actually funded in each of those years. In 2012, the Company financed the required amounts and was not subject to a Reinvestment Premium.

On October 10, 2012, the Company paid a dividend of CDN$0.08 per common share, to shareholders of record at the close of business on September 21, 2012. The aggregate amount of the dividend paid was USD$4.8 million.

During 2012, the Company redeemed $80.0 million of its Senior Subordinated Notes, $25.0 million on August 1, 2012 and $55.0 million on December 13, 2012, both at par value. The notional amount of Senior Subordinated Notes outstanding after the redemptions was $38.7 million.

On October 16, 2012, the Company prepaid in full $1.9 million, the outstanding balance on its $3.0 million mortgage on its Danville, Virginia, facility which was originally due July 1, 2013.

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis over the ten year term. The maturity of the loan may be accelerated if the ABL is not extended and if Bank of America, N.A. ceases to be the agent by reason of an action of the Company. A portion of the loan may be required to be repaid early if any mortgage properties are disposed of prior to October 31, 2022. Interest on the Real Estate Loan through December 31, 2012, was at a rate of 30-day LIBOR plus 250 basis points. Thereafter, the Real Estate Loan will bear interest at a rate of 30-day LIBOR plus a loan margin between 225 and 275 basis points based on a pricing grid as defined in the loan agreement. The Real Estate Loan contains two financial covenants, both of which are calculated at the end of each fiscal month. The Company has been in compliance with these covenants since entering into the Real Estate Loan. The loan is secured by certain of the Company’s real estate.

2013

In January 2013, the Company sold the Brantford, Ontario manufacturing facility and received net proceeds of $1.6million. The Company recovered $0.2 million of the asset impairment charge previously recorded in 2011 and 2010.

On February 26, 2013, the Company announced plans to relocate and modernize its Columbia, South Carolina manufacturing operation. In June 2013, the Company acquired property located in Blythewood, South Carolina, financed by an $8.5 million mortgage with Wells Fargo National Association in connection with the relocation and modernization of its Columbia, South Carolina manufacturing facility. Improvements are underway to adapt the facility for use as a tape manufacturing facility and it is expected to be operational during the first half of 2015.

In June 2013, the Company redeemed $20.0 million aggregate principal amount of its outstanding Senior Subordinated Notes and on August 30, 2013, the Company redeemed the remaining $18.7 million aggregate principal amount of its outstanding Senior Subordinated Notes due August 1, 2014, fully discharging and satisfying the Senior Subordinated Notes and Indenture.

During 2013 the Company completed certain initiatives regarding its facilities. Production ceased at the Company’s Richmond, Kentucky, plant in the fourth quarter of 2012, production of shrink film ceased at the Company’s Truro, Nova Scotia, plant in the first quarter of 2013, and the Company consolidated its shrink film operations at its Tremonton, Utah, manufacturing facility.

On August 14, 2013, the Board of Directors modified the Company’s dividend policy to provide for the payment of quarterly dividends as opposed to semi-annual dividends. During 2013, the Company paid dividends totaling USD$0.24 per share.

In August 2013, the Company relocated its leased US corporate headquarters to 100 Paramount Drive, Suite 300, Sarasota, Florida 34232. The prior facility located in Bradenton, Florida is idle and being marketed for sale.

As discussed above, the Company entered into an Equipment Finance Agreement in August 2012. During 2013, the Company was required to finance $20 million of equipment purchases. As of December 31, 2013, the Company financed $16.9 million, however, the Company was not required to pay a Reinvestment Premium on the shortfall inasmuch as the three-year SWAP rate at December 31, 2013 as set forth in the Federal Reserve H.15 report decreased to less than 0.5%. The average of the fixed interest rates of the capital leases is 2.86%.

In assessing the recoverability of deferred tax assets, management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. This determination is based on quantitative and qualitative assessments by management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies.

As of December 31, 2013, management analyzed all available evidence including, in particular, the Company’s financial results for the year then ended (taxable income and earnings before income tax expense (benefit)), the 2013 budget variances, and the Company’s cumulative financial results for the prior three years. In addition, management took under significant consideration the Company’s 2014 budget, its long-term financial projections, market and industry conditions and certain available tax strategies. As a result of this detailed analysis, management determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized and, accordingly, recognized $47.8 million of its US deferred tax assets, $41.9 million of which impacted the Company’s net earnings while the balance impacted its shareholders’ equity.

In addition, management determined it is more likely than not that a portion of its deferred tax assets related to the Company’s corporate (holding) entity (Intertape Polymer Group Inc. or the “Entity”) will not be realized due to insufficient taxable income in future periods. Previously, the Entity benefited from sufficient taxable income as a result of certain tax planning strategies implemented in 2011 (the “Planning”). The Company’s management continues to expect that, pursuant to the Planning, the Entity will continue to generate sufficient taxable income in order to fully utilize its net operating losses with expiration dates through 2015. However, the benefit of the Planning is expected to diminish over such time. Accordingly, the Company derecognized $4.6 million of its Canadian deferred tax assets as of December 31, 2013. These deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

(1)	Products, Markets and Distribution

(a)	Tapes

The Company manufactures a variety of paper and film based tapes, including pressure sensitive and water activated carton sealing tapes; industrial and performance specialty tapes including paper, flatback, duct, double coated, foil, electrical, filament tapes and stencil products.

The Company is the only packaging company that manufactures carton sealing tapes using all four adhesive technologies: hot melt, acrylic, natural rubber and water activated. As a vertically integrated manufacturer, Intertape Polymer Group has unique capabilities to produce its own adhesives used in the manufacture of its finished tape.

The Company’s tape products are manufactured and sold under the Company’s brands including Intertape™, Central®, American®, Anchor®, and Crowell® to industrial distributors and retailers, and are manufactured for sale to third parties under private brands.

Tape products launched in 2011, 2012 and 2013 include new transfer adhesive products, clean removal tensilized polypropylene and filament products, UL 723 rated aluminum foil and UL 181 rated HVAC tapes, and hot melt carton sealing tape manufactured with a proprietary Corru-Grip™ adhesive formulation for optimal closure of highly recycled corrugate. Further information regarding these new products can be found in the Research & Development section of this document.

In 2012, the Company redirected its focus to address specific solutions the Company is able to provide for the following targeted markets: fulfillment, general manufacturing, food processing and specialty (oil and gas, HVAC, aerospace, residential and commercial painting, building and construction, and mass transportation).

In 2013, the majority of the Company’s product launches were double coated, carton sealing, HVAC, appliance packaging and masking tapes.

For the years ending December 31, 2013, December 31, 2012, and December 31, 2011, tapes accounted for 65%, 66%, and 66%, respectively, of the Company’s revenue.

The Company’s tape products consist of two main product groups, Carton Sealing Tapes and Industrial & Specialty Tapes.

Carton Sealing Tapes

Carton sealing tapes are sold primarily under the Intertape™ and Central® brands to industrial distributors and leading retailers, as well as to third parties under private brands. Management believes Intertape Polymer Group is the only company worldwide that produces carton sealing tapes using all four adhesive technologies: hot melt, acrylic, natural rubber and water activated. The Company also sells the application equipment required for the dispensing of its carton sealing tapes.

Hot Melt Tape

Hot melt carton sealing tape is a polypropylene film coated with a synthetic rubber adhesive which offers a wide range of application flexibility and is typically used in carton sealing applications. The Company’s primary competitors are 3M Co., Shurtape Technologies LLC and Vibac Group.

Acrylic Tape

Acrylic carton sealing tape is a polypropylene film coated with an aqueous, pressure sensitive acrylic adhesive which is best suited for applications where performance is required within a broad range of temperatures from less than 40°F (4°C) to greater than 120°F (49°C). The Company’s primary competitors are 3M Co., Pitamas and Sekisui TA Industries Inc.

Natural Rubber Tape

Natural rubber carton sealing tape is a polypropylene film coated with natural rubber adhesive and is unique among the carton sealing tapes because of its aggressive adhesion properties. This tape is ideally suited for conditions involving hot, dusty, humid or cold environments. Typical uses include moving and storage industry applications, as well as packaging and shipping. The Company’s primary competitor is Vibac Group.

Water Activated Tape

Water activated carton sealing tape is typically manufactured using a filament reinforced kraft paper substrate and a starch based adhesive that is activated by water. Water activated tape is used primarily in applications where a strong mechanical bond or tamper evidence is required. Typical end-use markets include fulfillment centers, mail order operations, furniture manufacturers and the apparel industry. The Company’s primary competitor is Holland Manufacturing Co. Inc.

Industrial & Specialty Tapes

The Company produces eight primary industrial and specialty products sold primarily under the Intertape™, American® and Anchor® brands: paper tape, flatback tape, duct tape, double coated tape, foil tape, electrical tape, filament tape and stencil products.

Paper Tape

Paper tape is manufactured from a crepe paper substrate coated with a natural rubber or a synthetic rubber adhesive. Paper tape is used for a variety of performance and general purpose end-use applications. Product applications include paint masking (consumer, contractor, automotive, aerospace and marine), splicing, bundling/packaging, and general light duty applications. The Company’s primary competitors for this product are 3M Co., Shurtape Technologies, LLC, Cantech and tesa tape, inc.

Flatback Tape

Flatback tape is manufactured using a smooth kraft paper substrate coated with a natural rubber/SIS blended adhesive. Flatback tape is designed with low elongation and is widely used in applications such as splicing where the tape should not be distorted. Typical applications for flatback tape include splicing, printable identification tapes, label products and carton closure. The Company’s primary competitors for this product are 3M Co. and Shurtape Technologies, LLC.

Duct Tape

Duct tape is manufactured from a polyethylene film that has been reinforced with scrim and coated with natural/synthetic rubber blend adhesive or specialty polymer adhesives. Duct tape is primarily used by general consumers for a wide range of applications. Duct tapes are also used in maintenance, repair and operations, in the heating, ventilation and air conditioning markets, construction and in the convention and entertainment industries. The Company’s primary competitors for this product are Berry Plastics Corp., 3M Co. and Shurtape Technologies, LLC.

Double Coated Tape

Double coated tape is manufactured from a paper, foam, or film substrate and is coated on both sides with a variety of adhesive systems. Double coated tape also uses a release liner made from paper or film that prevents the tape from sticking to itself. Double coated tape is typically used to join two dissimilar surfaces. The Company’s double coated tape products are used across a range of markets that include aerospace, graphics, transportation, converting and nameplates. The Company’s primary competitors for this product are 3M Co., tesa tape, inc., and Scapa Group plc.

Foil Tape

Foil tape is manufactured using an aluminum substrate and a variety of adhesive systems. The tape is designed for applications that range from HVAC, building and construction, aerospace, transportation, industrial, and general purpose. The products are UV resistant, have reflective and flame retardant properties, and remain flexible to resist cracking and lifting around irregular or curved surfaces. The Company’s primary competitors for this product are 3M Co., Berry Plastics and Avery Dennison Corp.

Electrical and Electronic Tape

Electrical and electronic tape is manufactured from a number of different substrates, including paper, polyester, glass cloth and a variety of adhesive systems that include rubber, acrylic and silicone adhesives. Electrical and electronic tape is Underwriters Laboratories (UL) component listed and engineered to meet stringent application specifications. The Company’s primary competitors for this product are 3M Co., Nitto Denko, Saint Gobain, Bondtec, and H-Old.

Filament Tape

Filament tape is a film or paper adhesive tape with fiberglass strands or polyester fibers embedded in the adhesive to provide high tensile strength. Primary applications for filament tape include temporary holding, bundling and unitizing, subsea umbilical cables (oil and gas), metal coil tubing, and agricultural applications. The Company’s primary competitors for this product are 3M Co., TaraTape, Inc. and Shurtape Technologies, LLC.

Stencil Products

Stencil products, sold under the Anchor® brand, are manufactured from a calendared natural/synthetic rubber blended substrate with an acrylic adhesive and specially formulated adhesives. Stencil products are used in applications within the sign and monument manufacturing markets to protect a surface where high pressure blasting is required. The Company’s primary competitor for this product is 3M Co.

(b)	Films

Films

The Company also manufactures a variety of polyethylene and specialized polyolefin films, as well as complementary packaging systems, for industrial use and retail use, including shrink film, stretch wrap and air pillows. As a vertically integrated manufacturer, Intertape Polymer Group has unique capabilities to produce tape products using internally manufactured films.

The Company’s film products are marketed under the Company’s brands including SuperFlex®, StretchFlex®, ExlfilmPlus®, and Exlfilm®, and iCushion® to industrial distributors and retailers, and are manufactured for sale to third parties under private brands. Film products launched in 2011 and 2012 include a new high performance cross-linked polyolefin shrink film. Further information regarding this new product can be found in the Research & Development section of this document.

During each of the last three years, films accounted for 19% of the Company’s revenue.

The Company’s film products consist of two main product groups, film and protective packaging.

The Company primarily produces two film product lines: SuperFlex® and StretchFlex® stretch wrap and ExlfilmPlus® and Exlfilm® shrink film.

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

SuperFlex® is a high performance, light gauge stretch film which offers customers good security for their loads but at a low cost per load. Genesys® (introduced in 2006), Genesys® Ultra (introduced in 2011), Fortress® (introduced in 2008), and ProLite® (introduced in 2010) are SuperFlex® brand products. AEP Industries, Inc., Amtopp, Berry Plastics Corp., Malpack (Canada), and Paragon Films produce competitive products.

StretchFlex® is the Company’s regular duty, typically a heavier gauge of stretch film which also provides the customer with secure loads at a low price per pound. SFI, SSC, SFIII, Hand Wrap II and Hand Wrap IV are StretchFlex® brand products and all were introduced prior to 2000. Competitors include AEP Industries Inc., Berry Plastics Corp., Sigma Plastics Group and Amtopp.

Shrink Film

ExlfilmPlus® and Exlfilm® shrink film are specialty plastic films which shrink under controlled heat to conform to a package’s shape. The process permits the over-wrapping of a vast array of products of varying sizes and dimensions with a single packaging line. ExlfilmPlus® and Exlfilm® are used to package paper products, food, toys, games, sporting goods, hardware and housewares and a variety of other products. In 2011, the Company introduced ExlfilmPlus® GPS, a new polyolefin shrink film. The Company’s primary competitors for this product are Sealed Air Corp. and Bemis Co. Inc.

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

Complementary Packaging Systems

Machinery

IPG also provides complementary packaging systems under the Interpack® brand. Machinery makes up IPG’s Complementary Packaging Systems and include, but are not limited to, mechanical systems for case sealing applications with the use of long roll carton sealing tape, as well as water activated tape produced by IPG. They also include IPG’s void fill machines and bagging machines. These machines are used in production lines at the packaging level. They are also widely used in the fulfillment industries. These systems add value by providing efficient packaging lines to a host of industrial customers. The company’s primary competitors are 3M, Loveshaw, BestPack, Better Packages, Marsh and Phoenix.

(c)	Woven Coated Fabrics

The Company develops and manufactures innovative industrial packaging, protective covering, barrier and liner products utilizing engineered coated polyolefin fabrics, paper and other laminated materials. Its products are sold through multiple channels in a wide number of industries including lumber, construction and agriculture.

On October 5, 2005, Intertape Polymer Inc., a subsidiary of the Company, acquired all of the issued and outstanding shares of Flexia Corporation Ltd., which was the result of the amalgamation of Flexia Corporation and Fib-Pak Industries, Inc. The businesses of such companies were operated under wholly-owned Canadian entities, ECP L.P. and ECP GP II Inc. through December 31, 2012. ECP GP II Inc. was a producer of a wide range of engineered coated and laminated products with its facilities located in Langley, British Columbia and Truro, Nova Scotia. As a result of an internal restructuring of the Company’s subsidiaries, ECP L.P. and ECP GP II Inc. were liquidated and dissolved December 31, 2012 and as a result, all business, assets and liabilities were transferred to Intertape Polymer Inc.

The Company’s woven coated fabrics are categorized in four markets: (A) building and construction, (B) agro-environmental, (C) specialty fabrics, and (D) industrial packaging. For the years ended December 31, 2013, December 31, 2012, and December 31, 2011 woven coated fabric products accounted for 15%, 14%, and 15%, respectively, of the Company’s sales.

Building and Construction Products

The Company’s building and construction product group includes protective wrap for kiln dried lumber, membrane barrier products such as house wrap, window and door flashing, membrane structure fabrics used in clear span buildings, roof underlayment, and insulation facing, which are used directly in residential and commercial construction. The Company also supplies packaging over-wrap sleeves for unitizing multiple bags of fiberglass insulation. The Company’s primary competitors for these products include Interwrap, Inc., E.I. DuPont de Nemours and Company, Fiberweb Inc., Alpha ProTech and various producers from China and Korea.

Lumberwrap

Intertape Polymer Group’s lumberwrap is used to package, unitize, protect and brand lumber during transportation and storage. The product is available in polyethylene or polypropylene coated fabrics and polyethylene films printed to customer specifications. The Company’s primary competitor is Interwrap.

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

Roof Underlayment

The Company began commercial production of roof underlayment at its Truro, Nova Scotia facility in August, 2008. It is a roof underlay that is lighter and easier to install than standard #30 building felt. In November 2010, the Company introduced new product names for its roof underlayment to insure consistency across products and to help customers distinguish among levels of product performance so they may specify and use the best solution for their particular application. The Company’s primary competitors in this market are Interwrap, W.R. Grace, Alpha ProTech and a variety of #30 felt producers.

Agro-Environmental Products

The Company has developed a range of Agro-Environmental products, including bags for packaging fiber insulation, fabrics designed for conversion into hay covers, grain covers, landfill covers, oil field membranes, and canal and pond liners. These fabrics are intended to provide protection during transit and storage and to line waterways and ponds to prevent loss of water and other liquids.

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

Hay Wrap

Hay cover products are specially designed fabrics designed to function as protective covers, haystack covers, pit and pond liners and pool covers. The proprietary coating is used to enhance abrasion resistance, flex resistance, seam strength, UV resistance and longevity. The Company’s primary competitors for this product include offshore imports, as well as Maiweave and Fabrene.

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

Primary competitors of the Company for this product include Fabrene Inc., Mai Weave LLC and producers from China and Korea. The Company primarily produces these products at its plant in Truro, Nova Scotia.

Industrial Packaging Products

The Company’s metal wrap is used to protect large coils of steel and aluminum during transit and storage. Primary competitors of the Company for this product include Interwrap Inc. and Covalence Specialty Materials Corp.

(d)	Other

The Company also earns revenues from the sale of FIBCs and from royalties. FIBCs are flexible, intermediate bulk containers generally designed to carry and discharge 1,500 to 3,500 pounds of dry flowable fill products such as chemicals, minerals and dry food ingredients. The market for FIBCs is highly fragmented. The Company has established proven supply lines with integrated bag manufacturers in India, China and Mexico. Revenue from royalties is earned on the purchases of film wrap by end users from another supplier which is used in machines supplied by the Company. For the years ending December 31, 2013, December 31, 2012, and December 31, 2011, other accounted for 1%, 1%, and 0%, respectively, of the Company’s revenue.

(2)	Sales and Marketing

As of December 31, 2013, the Company had 196 sales, customer service and marketing personnel, including manufacturer representatives. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts. The Company’s customer base is diverse, with no single customer accounting for more than 5% of total sales in 2013. Sales of products to customers located in the United States and Canada accounted for approximately 82% and 8% of total sales, respectively, in 2013, 81% and 9% in 2012; and 80% and 9% in 2011.

Many tape and film products are sold to the market through a network of paper, packaging and industrial distributors throughout North America. In order to enhance sales of the Company’s pressure sensitive carton sealing tape, it also sells carton closing systems, including automatic and semi-automatic carton sealing equipment. The Company’s shrink and stretch film products are sold through an existing industrial distribution base primarily to manufacturers of packaged goods and printing and paper products which package their products internally. The industrial electrical tapes are sold to the electronics and electrical industries.

The Company’s woven coated fabric products are primarily sold directly to end-users. The Company offers a line of lumberwrap, structure and specialty fabrics manufactured from plastic resins. The Company’s woven coated fabric products are marketed throughout North America.

The Company also earns revenues from the sale of FIBCs and from royalties. FIBCs are sold primarily to end users and are marketed throughout North America.

(3)	Seasonality of the Company’s Main Business

The Company experiences business cyclicality that requires the management of working capital resources. Historically, a larger investment in working capital is required in the beginning of the year as accounts receivable increases due to higher first quarter sales compared to the prior fourth quarter while inventory increases due to higher anticipated seasonal second quarter sales. Furthermore, certain liabilities are accrued for throughout the year and are only paid during the first quarter. Normal seasonality would also typically reflect a slight sequential improvement in sales volumes in the third quarter. These sequential increases are usually driven by the same seasonal demand in anticipation of higher shipping volumes in line with the general economy during that time of the year. This normal increase in sales volume in the third quarter is typically followed by a slight decline in sales in the fourth quarter.

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

The major raw materials purchased for the Company’s tape products are polypropylene resin, polyethylene resin, synthetic rubber, hydrocarbon resin, and paper (crepe and kraft). The resins and synthetic rubber are generated from petrochemicals which are by-products of crude oil and natural gas. Almost all of these products are sourced from North American manufacturers. The majority of paper products are produced by North American paper manufacturers which are derived from the North American pulp and paper industry. Raw materials accounted for approximately 67%, 67% and 69% of reported cost of sales in 2013, 2012 and 2011, respectively.

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

During 2013, selling prices (including the impact of product mix) increased more than raw material costs, which also rose on average. During 2013, resin-based raw material costs increased by about 3%, paper costs were approximately the same, and adhesives decreased about 2%.

(5)	Research and Development and New Products

Intertape Polymer Group’s strategy is to create growth opportunities through enhancements of existing products and the introduction of new products. The Company’s research and development efforts continue to focus on new products, technology developments, new product processes and formulations. As described in the sections that follow, the Company introduced 38 new products in 2013 and introduced 35 new products in both 2012 and 2011.

During 2011, Intertape Polymer Group launched its new transfer adhesives product line introducing four new products developed as part of the Company’s on-going product line development in double coated tapes. Intertape™ brand ATA200 and ATA400, a 2 mil and 4 mil acrylic transfer adhesive, was designed for use in general purpose applications such as core starting, paper/film splicing, arts and crafts bonding, picture framing and lamination. The Company also introduced ATA201 and ATA401 which are more suitable for more demanding and specialized applications requiring long term bonding and high temperature and solvent resistance. In 2013, IPG expanded its adhesive transfer tapes product line to include narrower widths, longer rolls, three adhesive thicknesses and a new ATG tape dispenser.

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

In 2013, the Company expanded its stretch film product line to include smaller sized bundle wrap designed as convenient solutions for many home, office, workshop, yard and school applications.

During 2011, the Company introduced a new aluminum foil tape designed primarily for HVAC applications. In developing this product the Company focused on producing a finished product that supported both the rigid duct and flexible duct application requirements. The finished product received dual certifications which permit its use to support both flexible and rigid duct HVAC criteria for building codes throughout the United States. The Company also introduced Intertape™ brand ALF175L to meet the need of a UL723 rated multi-purpose foil tape. This product was designed to give exceptional performance where use of a thinner gauge foil base material is acceptable for this application.

In 2011, the Company launched ExlfilmPlus® GPS, the Company’s newest high performance crosslinked polyolefin shrink film. This multilayered film is versatile enough to perform on all sealing systems and shrink tunnels. The premium resin formulation provides consistently strong seals and offers high shrink force, making it the ideal choice for multipacking and unitizing products.

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

With more than 90% of all corrugated boxes being recovered for recycling and the average percentage of recycled content in a corrugated box greater than 40%, the Company’s research and development recognized the need for a test that mirrors the effectiveness of carton sealing tapes when applied to boxes of varying recycled content. A new test apparatus was designed that accepts any box sample, duplicates the box sealing application and measures closure performance under a variety of controlled environmental conditions. In response to this market change, research and development also formulated a new Corru-Grip™ adhesive technology designed specifically for optimal closure of highly recycled corrugate, including 100% recycled boxes. In 2012, the Company introduced a new 1100 premium 3.0 mil hot melt carton sealing tape designed with this new proprietary adhesive formulation. The market responded favorably and the Company expanded its offering in 2013 to include 8100 (2.2 mil) and 9100 (2.5 mil).

In 2013, IPG introduced four new carton sealing tape (CST) products. Specifically, two, hot melt, pressure sensitive adhesive (HMPSA) products targeted for sealing cartons with a high, recycled content and two water activated tape (WAT) products. One WAT CST is an improved version of IPG’s legacy Red Alert Water Activated tape, Red Alert MD. Red Alert MD is designed to offer the same level of packaging security as the legacy product, while providing easier opening capabilities. The other is a high-strength, burst-resistant product specifically designed for a customer’s demanding application needs. Four masking products were launched into the automotive refurbishing, marine, and architectural painting markets. Five double coated products were released into a variety of splicing and bonding markets.

A new stainless steel uniform semi-automatic case sealer was added to IPG’s line of Interpack™ complementary packaging systems in 2013. Targeting food processing facilities, the USC 2020-SB SS is available in food grade 302-304 stainless steel and NEMA 4 electrics, making it ideal for non-caustic wash down applications.

The Company’s research expenses in 2013, 2012, and 2011 totaled $6.9 million, $6.2 million, and $6.2 million, respectively.

(6)	Trademarks and Patents

Intertape Polymer Group embarked on a new corporate branding strategy during 2009 to create and communicate overall consistency and simplicity to its markets. The Company adopted a new look to its corporate logo and redesigned its sub-brand logos which the Company believes are clearer and also have helped to identify the individual product lines.

Intertape Polymer Group markets its tape products under the trademarks Intertape™, Central®, Crowell®, American®, and various private labels. The Company’s shrink wrap is sold under the registered trademark ExlfilmPlus™ and Exlfilm®. Its stretch films are sold under the trademark SuperFlex™ and StretchFlex®.

The Company markets its open mouth bags under the registered trademark NovaPac®. The other key engineered coated products are sold under the registered trademarks NovaThene®, NovaShield®, NovaSeal®, NovaWrap™, and NovaFlash®. Its engineered fabric polyolefin fabrics are sold under the registered trademark NovaThene®.

The Company has approximately 151 active registered trademarks, 78 in the United States, 22 in Canada, 11 in Mexico, and 40 foreign, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company, Central Products Company, The Crowell Corporation and Flexia. The Company currently has one pending trademark application in the United States, and 12 in foreign jurisdictions.

Intertape Polymer Group has a US and PCT pending patent application directed to a carton sealing tape and a US, Taiwan, and PCT pending patent application to an improved tape dispenser for carton sealing tapes. Also, the Company has pursued US and foreign patents in select areas where it believes that unique products offer a competitive advantage in profitable markets, primarily in engineered coated products for which the Company has 8 patents and 1 patent pending, film for which it has 8 patents and 1 patent pending, tape products for which it has 14 patents and 16 patents pending, adhesive products for which it has 15 patents and 8 patents pending, container products for which it has 2 patents and 1 patent pending, and retail for which it has 5 patents and no patents pending.

(7)	Competition

The Company competes with other manufacturers of plastic packaging and pressure sensitive adhesive products as well as manufacturers of alternative packaging products, such as paper, cardboard and paper-plastic combinations. Some of these competitors are larger companies with greater financial resources than the Company. Management believes that competition, while primarily based on price and quality, is also based on other factors, including product performance characteristics and service. No statistics, however, on the packaging market as a whole are currently publicly available. Please refer to Section B(1) above for a discussion of the Company’s main competitors by product.

The Company believes that significant barriers to entry exist in the packaging market. Management considers the principal barriers to be the high cost of vertical integration which it believes is necessary to operate competitively, the significant number of patents which already have been issued in respect of various processes and equipment, and the difficulties and expense of developing an adequate distribution network.

(8)	Environmental Initiatives and Regulation

(a)	Initiatives

Intertape Polymer Group has and continues to be focused on reducing waste and minimizing any harmful environmental impact throughout its manufacturing process, or footprint left behind by the line of products manufactured and marketed by the Company. Lili™ is the Company’s environmental stewardship program and stands for “low environmental impact line from IPG”, however it is more than just the growing number of environmentally preferred products that the Company has and continues to develop, but is also a commitment by management and employees of the Company to continually look for opportunities to lower the Company’s environmental impact. Intertape Polymer Group has implemented and continues to implement activities, changes and programs that are designed to reduce waste in the manufacturing process; reduce the footprint left behind by its products, processes and employees; increase the recycling of its products; provide an alternative solution to a less environmentally friendly product or application; reduce consumption of raw materials, fuel and other energy sources; reduce pollutants released through air, water and waste; and improve the safety and health of employees.

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

The Company has purchased a new building in Blythewood, South Carolina and is expected to close the existing Columbia, South Carolina plant by May of 2015. This new plant will have technology with advanced environmental controls. The Columbia, South Carolina Plant production will be relocated to this new plant and other existing Company plants. In preparation for the Columbia, South Carolina plant closure the Company will continue to monitor and limit environmental impacts, including certain contamination that has negatively impacted the value of this property.

In addition, although certain of the Company’s facilities emit regulated pollutants into the air, the emissions are within current permitted limits, including applicable Maximum Achievable Control Technology (“MACT”) requirements.

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

Intertape Polymer Group Inc. is a holding company which owns various operating companies in the United States, Canada and internationally. Intertape Polymer Inc., a Canadian corporation, is the principal operating company for the Company’s Canadian operations. Intertape Polymer Corp., a Delaware corporation, is the principal operating company for the Company’s United States and international operations.

The table below lists for each of the subsidiaries of the Company their respective place of incorporation or constitution, as the case may be, and the percentage of voting securities beneficially owned or over which control or direction is exercised directly or indirectly by Intertape Polymer Group Inc.

Corporation	Place of Incorporation or Constitution	Percentage of Ownership or Control
Intertape Polymer Group Inc.	Canada	Parent
Intertape Polymer Inc.	Canada	100%
Spuntech Fabrics Inc. *	Canada	100%
Intertape Polymer Corp.	Delaware	100%
Intertape Woven Products Services S.A. de C.V.	Mexico	100%

Corporation	Place of Incorporation or Constitution	Percentage of Ownership or Control
Intertape Woven Products, S.A. de C.V.	Mexico	100%
IPG Holdings LP *	Delaware	100%
IPG (US) Inc.	Delaware	100%
IPG (US) Holdings Inc.	Delaware	100%
Intertape Polymer US Inc.	Delaware	100%
Fibope Portuguesa-Filmes Biorientados S.A.	Portugal	100%
Intertape Polymer Europe GmbH	Germany	100%

*	Dormant

D.	PROPERTY, PLANTS AND EQUIPMENT

Location	Status	Use	Products	Square Feet	Property Size (Acres)
3647 Cortez Road West (1) Bradenton, FL 34210	Owned	Idle	N/A	20,806	3.71
100 Paramount Dr, Suite 300 Sarasota, FL 34232	Leased	Office	N/A	28,574
369 Elgin Street Brantford, Ontario N3S 7P5	Sold Jan 2013	Manufacturing	N/A	169,000	9.20
2000 South Beltline Boulevard Columbia, SC 29201	Owned	Manufacturing	Tapes (paper duct)	7 Buildings – 499,770	86.48
1091 Carolina Pines Dr. (3) Blythewood, SC 29016	Owned	Manufacturing	Tapes (paper duct)	350,000	33.83
360 Ringgold Industrial Pkwy. Danville, VA 24540	Leased	Regional Distribution Center	All products	199,600
19680 94A Avenue Langley, British Columbia V1M 3B7	Leased (Expires 4/30/2014)	Manufacturing	ECPs	136,000
10101 Nordel Court Delta, British Columbia V4G 1J8	Leased (Begins 1/1/2014)	Manufacturing	ECPs	54,274
317 Kendall Street (2) Marysville, Michigan 48040	Owned	Manufacturing	Tapes (paper reinforced)	5 Buildings – 226,016	11.53
741 4th Street Menasha, Wisconsin 54952	Owned	Manufacturing	Tapes (water activated)	165,134	5.91
748 Sheboygan Street Menasha, Wisconsin 54953	Owned	Office Building	N/A	16,251	Incl above
2000 Enterprise Drive (2) Richmond, Kentucky 40475	Owned	Idle	N/A	194,000	35.00

Location	Status	Use	Products	Square Feet	Property Size (Acres)
760 West 1000 North (2) Tremonton, Utah 84337	Owned	Manufacturing	Exlfilm®, Stretchflex®	115,000	17.00
50 Abbey Avenue (2) Truro, Nova Scotia	Owned	Manufacturing	engineered fabric products and Exlfilm®	306,200	13.00
543 Willow Street Truro, Nova Scotia	Leased	Warehouse		15,000
9942 Currie Davis Dr., Ste 23B Tampa, Florida 33619	Leased	Manufacturing	Assembles tape dispensing machinery	17,000
2200 North McRoy Drive (2) Carbondale, Illinois 62901	Owned	Manufacturing	Tapes - electrical	190,324	29.9
1095 S. 4th Avenue Brighton, Colorado 80601	Leased	Manufacturing	Film	Manufacturing & Office – 252,940 Warehouse – 21,450
1101 Eagle Springs Road (2) Danville, Virginia 24540	Owned	Manufacturing	Carton sealing tape, Stretchflex®, acrylic coating	289,195	26.0
341 Bullys Street Eagle Pass, Texas 78852	Leased	Warehouse	FIBCs	20,000
772 Specialists Avenue Neenah, Wisconsin 54956	Leased	Distribution	Tapes – water activated	75,000
1407 The Boulevard, Suite E Rayne, Louisiana 70578	Leased	Offices	N/A
4061 E. Francis Street Ontario, California 91761	Leased	Warehouse and Distribution	Tapes Packaging products	50,000
9999 Cavendish Blvd., Suite 200 St. Laurent, Quebec H4M 2X5	Leased	Offices	N/A	13,500 in 2013 8,500 a/o 1/1/2014
Gronfahrtweg 3 24955 Harrislee Germany	Leased	Office	N/A	560
Lugar de Vilares-Barqueiros 4740-676 Barqueiros BCL Barcelos, Portugal	Owned	Manufacturing and Distribution	Exlfilm®	35,500

(1)	Encumbered by $1,765,500 commercial mortgage.
(2)	Encumbered by $15,122,500 real estate secured term loan secured by certain real estate and improvements.
(3)	Encumbered by commercial mortgage for up to $10.7 million, $8.5 million of which was advanced upon closing of the purchase of the property in June 2013, secured by real estate and improvements located in Blythewood, South Carolina. An additional $2.1 million is available to be loaned upon completion and appraisal of the building improvements to adapt the property for use as a manufacturing facility.

The Company also owns inventory that is temporarily located at facilities owned by various third-party logistics service providers. As these facilities are not owned or leased by the Company, they have been excluded from the summary table above.

The Company continued to move forward in 2013 on several of its initiatives to improve manufacturing efficiencies. Capital expenditures for the replacement of machinery and equipment during 2012 and 2013 totaled $21.6 million and $46.8 million, respectively, financed in part by an Equipment Finance Agreement, the terms of which are summarized in Item 4.B. above.

The Company is also relocating and modernizing its Columbia, South Carolina, manufacturing facility. In June 2013, the Company acquired property in Blythewood, South Carolina financed by an $8.5 million mortgage with Wells Fargo National Association. The new manufacturing facility will have state-of-the-art equipment and is anticipated to be operational in the first half of 2015. Capital expenditures for the project are expected to total $43.0 million to $46.0 million, of which $2.7 million was spent in 2012 and $21.8 million in 2013. The Company anticipates that the new South Carolina facility will result in a total annual cash savings in excess of $13.0 million commencing in the first half of 2015 with the first full year effects in 2016.

Item 4A:	Unresolved Staff Comments

Not Applicable.

Item 5:	Operating and Financial Review and Prospects (Management’s Discussion & Analysis)

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, business strategy and performance of the Company, as well as how it manages certain risks and capital resources. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2013 and 2012 and for the three-year period ended December 31, 2013.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards (“IFRS” or “GAAP”) and is expressed in US dollars except as otherwise noted. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

FINANCIAL HIGHLIGHTS

(In thousands of US dollars except per share data, selected ratios, stock and trading volume information)

(Unaudited)

	2013	2012 (1)	2011 (1)
	$	$	$
Operations
Revenue	781,500	784,430	786,737
Net earnings	67,357	20,381	7,384
Cash flows from operating activities before changes in working capital items	90,804	78,699	54,174
Per Common Share
Net earnings - basic	1.12	0.35	0.13
Net earnings - diluted	1.09	0.34	0.12
Cash flows from operating activities before changes in working capital items - diluted	1.47	1.30	0.92
Book Value (2)	3.79	2.58	2.33
Financial Position
Working capital (3)	115,036	111,748	124,652
Total assets	465,199	426,152	446,723
Total long-term debt	121,111	141,611	191,142
Shareholders’ equity	230,428	153,834	137,178
Selected Ratios
Current Ratio (4)	2.32	2.28	2.58
Debt to capital employed (5)	0.36	0.50	0.59
Return on equity (6)	29.2%	13.2%	5.4%
Stock Information
Weighted average shares outstanding - basic (7)	60,380	59,072	58,961
Weighted average shares outstanding - diluted (7)	61,633	60,629	59,099
Shares outstanding as of December 31 (7)	60,777	59,625	58,961
The Toronto Stock Exchange (CDN$)
Share price as of December 31	14.03	8.00	3.31
High: 52 weeks	15.62	9.07	3.31
Low: 52 weeks	7.96	3.12	1.02
Volume: 52 weeks (7)	358,507	83,972	20,907

(1)	On January 1, 2013 Amended IAS 19-Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011, and as a result, the Company’s net earnings for 2012 and 2011 were lower than originally reported. Refer to the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this Management’s Discussion and Analysis and Note 2 – Changes in Accounting Policies of the December 31, 2013 consolidated financial statements, for a summary of the impact of the adoption of this guidance on the Company’s financial results.
(2)	Shareholders’ equity divided by shares outstanding December 31
(3)	Current assets less current liabilities
(4)	Current assets divided by current liabilities
(5)	Installment portion of long-term debt plus long-term debt divided by installment portion of long-term debt plus long-term debt plus shareholders’ equity
(6)	Net earnings divided by shareholders’ equity
(7)	In thousands

2013 Share Prices	High	Low	Close	ADV(1)
The Toronto Stock Exchange (CDN$)
Q1	11.07	7.96	11.04	349,746
Q2	13.28	10.63	13.00	328,838
Q3	15.62	11.37	14.86	483,505
Q4	15.50	12.36	14.03	272,132

(1)	Average Daily Volume

Consolidated Quarterly Statements Of Earnings (Loss) (1)

(In thousands of US dollars, except per share amounts)

(Unaudited)

			1st Quarter			2nd Quarter
	2013	2012	2011	2013	2012	2011
	$	$	$	$	$	$
Revenue	196,695	198,912	192,620	193,462	197,751	209,741
Cost of sales	158,389	166,505	169,241	151,202	161,629	177,442

Gross profit	38,306	32,407	23,379	42,260	36,122	32,299

Selling, general and administrative expenses	22,959	18,373	18,406	20,208	20,653	21,558
Research expenses	1,602	1,519	1,373	1,589	1,650	1,468

	24,561	19,892	19,779	21,797	22,303	23,026

Operating profit before manufacturing facility closures, restructuring and other related charges	13,745	12,515	3,600	20,463	13,819	9,273
Manufacturing facility closures, restructuring and other related charges	27,201	546	3	924	14,152	1,543

Operating profit (loss)	(13,456)	11,969	3,597	19,539	(333)	7,730

Finance Costs
Interest	1,753	3,355	3,791	1,846	3,384	4,010
Other (income) expense	160	473	2	437	667	121

	1,913	3,828	3,793	2,283	4,051	4,131

Earnings (loss) before income tax expense (benefit)	(15,369)	8,141	(196)	17,256	(4,384)	3,599

Income tax expense (benefit)
Current	751	493	82	1,909	353	308
Deferred	(312)	(61)	154	226	(848)	(126)

	439	432	236	2,135	(495)	182

Net earnings (loss)	(15,808)	7,709	(432)	15,121	(3,889)	3,417

Earnings (loss) per share
Basic	(0.26)	0.13	(0.01)	0.25	(0.07)	0.06
Diluted	(0.26)	0.13	(0.01)	0.25	(0.07)	0.06
Weighted average number of common shares outstanding
Basic	59,692,751	58,961,050	58,961,050	60,288,991	58,981,435	58,961,050
Diluted	59,692,751	60,156,176	58,961,050	61,584,732	58,981,435	58,989,394

(1)	On January 1, 2013 Amended IAS 19-Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011, and as a result, the Company’s net earnings for 2012 and 2011 were lower than originally reported. Refer to the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this Management’s Discussion and Analysis and Note 2 – Changes in Accounting Policies of the December 31, 2013 consolidated financial statements, for a summary of the impact of the adoption of this guidance on the Company’s financial results.

Consolidated Quarterly Statements Of Earnings (Loss) (1)

(In thousands of US dollars, except per share amounts)

(Unaudited)

			3rd Quarter			4th Quarter
	2013	2012	2011	2013	2012	2011
	$	$	$	$	$	$
Revenue	199,853	198,476	201,360	191,490	189,291	183,016
Cost of sales	159,872	163,499	171,466	153,543	154,048	155,833

Gross profit	39,981	34,977	29,894	37,947	35,243	27,183

Selling, general and administrative expenses	20,547	19,260	18,589	18,968	20,849	18,416
Research expenses	1,701	1,530	1,737	2,008	1,528	1,622

	22,248	20,790	20,326	20,976	22,377	20,038

Operating profit before manufacturing facility closures, restructuring and other related charges	17,733	14,187	9,568	16,971	12,866	7,145
Manufacturing facility closures, restructuring and other related charges	934	387	967	1,647	3,172	378

Operating profit (loss)	16,799	13,800	8,601	15,324	9,694	6,767

Finance Costs
Interest	1,261	3,347	3,901	847	3,147	3,659
Other (income) expense	190	(192)	1,610	159	355	447

	1,451	3,155	5,511	1,006	3,502	4,106

Earnings (loss) before income tax expense (benefit)	15,348	10,645	3,090	14,318	6,192	2,661

Income tax expense (benefit)
Current	729	(888)	176	233	969	122
Deferred	200	659	459	(39,540)	(464)	595

	929	(229)	635	(39,307)	505	717

Net earnings (loss)	14,419	10,874	2,455	53,625	5,687	1,944

Earnings (loss) per share
Basic	0.24	0.18	0.04	0.88	0.10	0.03
Diluted	0.23	0.18	0.04	0.86	0.09	0.03
Weighted average number of common shares outstanding
Basic	60,731,173	59,028,088	58,961,050	60,776,649	59,316,858	58,961,050
Diluted	62,072,583	61,054,123	59,267,987	62,170,733	61,036,145	59,526,474

(1)	On January 1, 2013 Amended IAS 19-Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011, and as a result, the Company’s net earnings for 2012 and 2011 were lower than originally reported. Refer to the Section entitled “Pension and Other Post-Retirement Benefit Plans” of this Management’s Discussion and Analysis and Note 2 – Changes in Accounting Policies of the December 31, 2013 consolidated financial statements, for a summary of the impact of the adoption of this guidance on the Company’s financial results.

Business Overview

Intertape Polymer Group Inc. operates in the specialty packaging industry in North America. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use and retail applications. The Company’s products primarily consist of carton sealing tapes, including pressure sensitive and water activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; shrink film; stretch wrap; lumberwrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers.

In 2013, the Company reported revenue of $781.5 million, a $2.9 million or 0.4% decrease from $784.4 million for 2012. Selling prices, including the impact of product mix, increased approximately 2% and sales volume decreased approximately 3% in 2013 compared to 2012. The increase in selling prices, including the impact of product mix, was primarily due to higher prices of equivalent units to pass through raw material cost increases which is reflective of a more favourable pricing environment as well as improved mix from reduction in sales of lower margin products. The sales volume decrease was primarily due to the reduction in sales of lower margin products resulting from the de-emphasis of the sale of such products.

Gross profit totalled $158.5 million in 2013 as compared to $138.7 million in 2012, a $19.7 million or 14.2% increase. The increase in gross profit in 2013 compared to 2012 was primarily due to improved product mix from continued progress made toward reducing sales of lower margin products, increase in the spread between selling prices and raw material costs and net manufacturing cost reductions partially offset by lower sales volume.

For the year ended December 31, 2013, the Company reported net earnings of $67.4 million ($1.12 per share basic, $1.09 per share diluted) as compared to $20.4 million ($0.35 per share basic, $0.34 per share diluted) in 2012. For the year ended December 31, 2011 the Company reported net earnings of $7.4 million ($0.13 per share basic, $0.12 per share diluted). The significant increase in net earnings for 2013 compared to 2012 was primarily due to the recognition of $47.8 million of previously derecognized deferred tax assets related to the US jurisdiction combined with improved gross profit as discussed above, partially offset by a $12.4 million increase in manufacturing facility closure costs.

Manufacturing cost reduction programs implemented during 2013 primarily relating to productivity improvements and material substitution resulted in savings of approximately $14 million which included $3.2 million from the closure of the Richmond, Kentucky manufacturing facility (“Kentucky Plant Closure”) and the consolidation of shrink film production from Truro, Nova Scotia to Tremonton, Utah (“Shrink Film Consolidation”).

On August 14, 2013, the Board of Directors amended the Company’s dividend policy to increase the frequency of the dividend from a semi-annual payment to a quarterly payment. The Board’s decision to double the annualized dividend reflects the Company’s continued financial improvement and positive outlook. Total dividends paid during 2013 were $14.5 million.

During 2013, the Company redeemed, at par value, the remaining $38.7 million aggregate principal amount of its outstanding Senior Subordinated Notes (“Notes”) due August 2014 and the Indenture was discharged and all Notes satisfied. The Company reduced total debt during 2013 by $21.5 million.

On February 6, 2014, the Board of Directors declared a dividend of $0.08 per common share payable on March 31, 2014 to shareholders of record at the close of business March 19, 2014.

Outlook

For 2014, the Company anticipates moderate revenue growth similar to the forecasted North American economic growth, while continuing to improve product mix. The Company will continue to focus on executing on the previously announced relocation and modernization of its Columbia, South Carolina manufacturing operation to a new facility in Blythewood, South Carolina (“South Carolina Project”) and on reducing variable manufacturing costs.

The Company’s financial projections include the following:

•	Revenue for the first quarter of 2014 is expected to be greater than the fourth quarter of 2013, which is reflective of normal seasonality. Revenue is expected to be approximately the same or slightly higher than the first quarter of 2013;

•	Gross margin for 2014, as well as for the first quarter of 2014, is expected to be in the range of 20% to 22%. This reflects expected further improvement resulting from gross margin expansion initiatives partially offset by approximately $3 to $7 million of temporary operating cost increases, the majority of which is expected in the second half of 2014 with the remainder expected in the first half of 2015. These expected costs are related to planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project;

•	After the South Carolina Project has been completed and start-up inefficiencies have been resolved, the Company expects overall gross margin to be between 22% and 24%;

•	Adjusted EBITDA for the first quarter of 2014 is expected to be slightly higher compared to both the fourth quarter of 2013 and the first quarter of 2013;

•	Cash flows from operations in the first quarter of 2014 are expected to be lower than the fourth quarter of 2013 primarily due to seasonal first quarter working capital requirements and are also expected to be lower than the first quarter of 2013;

•	Excluding the impact of potential tax planning, cash income taxes paid in 2014 are expected to be less than $5 million and the effective income tax rate is expected to be approximately 40%;

•	Capital expenditures:

•	Expenditures for the first quarter of 2014 are expected to be $10 to $14 million, depending on the timing of delivery of several large pieces of new equipment;

•	Expenditures for 2014, including the South Carolina Project, are expected to total $31 to $35 million excluding any new potential high-return projects that may arise; and

•	Purchases of equipment and real estate related to the South Carolina Project are still expected to total $43 to $46 million. Since starting the project, purchases of equipment and real estate were $24.5 million and the remainder is expected to be spent primarily in 2014;

•	Manufacturing cost reductions are expected to total $16 to $20 million in 2014, which includes an incremental $3 million as compared to 2013 for expected savings relating to the Kentucky Plant Closure and the Shrink Film Consolidation;

•	Consistent with prior years, the Company anticipates that some of these cost savings will be offset by other manufacturing costs that are expected to increase, such as labor and energy;

•	The South Carolina Project reflects the Company’s largest single facility improvement in many years and is expected to result in the following:

•	Total annual cash savings in excess of $13 million starting in the first half of 2015 with the first full year effects in 2016; and

•	Total charge of $5 to $7 million between 2014 and 2015, with approximately $1 million expected to be recorded in the first quarter of 2014; and

•	During the fourth quarter of 2013, the Company began the process to relocate the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of a non-renewable lease. This initiative is expected to result in charges of approximately $1.3 million primarily related to equipment relocation costs in the first half of 2014 and decrease the future operating costs. Capital expenditures for this initiative are expected to be approximately $0.5 million.

Results of Operations

The following discussion and analysis of operating results include financial results for the years ended December 31, 2013, 2012 and 2011. Included in this MD&A are references to events and circumstances which have influenced the Company’s quarterly operating results presented in the table of Consolidated Quarterly Statements of Earnings (Loss) set forth above.

Revenue

Revenue for the year ended December 31, 2013 totalled $781.5 million, a $2.9 million or 0.4% decrease from $784.4 million for the year ended December 31, 2012. Selling prices, including the impact of product mix, increased approximately 2% and sales volume decreased approximately 3% in 2013 compared to 2012. The increase in selling prices, including the impact of product mix, was primarily due to higher prices of equivalent units to pass through raw material cost increases which is reflective of a more favourable pricing environment as well as improved mix from reduction in sales of lower margin products. The sales volume decrease was primarily due to the reduction in sales of lower margin products resulting from the de-emphasis of the sale of such products.

Revenue for the year ended December 31, 2012 decreased 0.3% compared to $786.7 million for the year ended December 31, 2011. Sales volume decreased approximately 4% and selling prices, including the impact of product mix, increased approximately 4% in 2012 compared to 2011.

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

The Company’s revenue for the fourth quarter of 2013 totalled $191.5 million, a $2.2 million or 1.2% increase from $189.3 million for the fourth quarter of 2012. Sales volume for the fourth quarter of 2013 decreased approximately 4% compared to the fourth quarter of 2012 primarily due to a reduction in sales of lower margin products and a net decline in carton sealing tapes. Selling prices, including the impact of product mix, increased approximately 5% in the fourth quarter of 2013 compared to the fourth quarter of 2012 primarily due to higher prices of equivalent units to pass through raw material cost increases which is reflective of a more favourable pricing environment as well as improved mix from reduction in sales of lower margin products.

The Company’s revenue for the fourth quarter of 2013 totalled $191.5 million, an $8.4 million or 4.2% decrease from $199.9 million for the third quarter of 2013. Sales volume for the fourth quarter of 2013 decreased approximately 4% compared to the third quarter of 2013 primarily due to normal seasonality. Selling prices, including the impact of product mix, were approximately the same in the fourth quarter of 2013 compared to the third quarter of 2013.

Gross Profit and Gross Margin

Gross profit totalled $158.5 million for the year ended December 31, 2013, a $19.7 million or 14.2% increase from $138.7 million for the year ended December 31, 2012. Gross margin was 20.3% in 2013 and 17.7% in 2012. The increase in gross profit in 2013 compared to 2012 was primarily due to improved product mix from continued progress made toward reducing sales of lower margin products, increase in the spread between selling prices and raw material costs and net manufacturing cost reductions partially offset by lower sales volume. The increase in gross margin in 2013 compared to 2012 was primarily due to an improved product mix from continued progress made toward reducing sales of lower margin products, net manufacturing cost reductions and an increase in the spread between selling prices and raw material costs.

Gross profit totalled $138.7 million for 2012, an increase of 23.1% from 2011. Gross margin was 17.7% in 2012 and 14.3% in 2011. The increase in gross profit in 2012 compared to 2011 was primarily due to an improved pricing environment, manufacturing cost reductions, increase in sales of higher margin products, and the closure of the Brantford, Ontario manufacturing facility in 2011 partially offset by lower sales volumes. The increase in gross margin in 2012 compared to 2011 was primarily due to manufacturing cost reductions, an increase in sales of higher margin products, an improved pricing environment and the progress made toward reducing sales of low-margin products.

Gross profit totalled $37.9 million in the fourth quarter of 2013, a $2.7 million or 7.7% increase from $35.2 million in the fourth quarter of 2012. Gross margin was 19.8% in the fourth quarter of 2013 and 18.6% in the fourth quarter of 2012. As compared to the fourth quarter of 2012, gross profit increased primarily due to an improved product mix and a slight increase in the spread between selling prices and raw material costs partially offset by lower sales volume. Gross margin increased primarily due to improved product mix.

Gross profit totalled $37.9 million in the fourth quarter of 2013, a $2.0 million or 5.1% decrease from $40.0 million in the third quarter of 2013. Gross margin was 19.8% in the fourth quarter of 2013 and 20.0% in the third quarter of 2013. As compared to the third quarter of 2013, gross profit decreased primarily due to lower sales volume. Gross margin slightly declined primarily due to unplanned manufacturing inefficiencies.

Selling, General, and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2013 totalled $82.7 million, a $3.5 million or 4.5% increase from $79.1 million for the year ended December 31, 2012. As a percentage of revenue, SG&A was 10.6% and 10.1% for 2013 and 2012, respectively. The increase of $3.5 million in 2013 compared to 2012 was primarily the result of increased stock-based compensation expense and a provision with respect to the resolution of a contingent liability, partially offset by the non-recurrence of professional fees related to managerial reporting enhancements during 2012. The increase in stock-based compensation expense primarily related to the impact of award vesting and an increase in the Company’s Stock Appreciation Rights (“SAR”) expense due to the increase of the Company’s share price.

SG&A for the year ended December 31, 2012 was $79.1 million compared to $77.0 million for the year ended December 31, 2011. As a percentage of revenue, SG&A was 9.8% for the year ended December 31, 2011. The increase of $2.2 million in 2012 compared to 2011 was primarily the result of higher variable compensation expense related to higher profitability, higher stock-based compensation expense and increased professional fees, partially offset by the non-recurrence of the settlement of a lawsuit.

SG&A totalled $19.0 million for the fourth quarter of 2013 compared to $20.8 million in the fourth quarter of 2012. As a percentage of revenue, SG&A was 9.9% and 11.0% for the fourth quarter of 2013 and the fourth quarter of 2012, respectively. SG&A was $1.9 million lower in the fourth quarter of 2013 compared to the fourth quarter of 2012 primarily due to lower stock-based compensation expense, lower variable compensation expense due to the timing of recording certain variable compensation expense and the non-recurrence of professional fees related to managerial reporting enhancements that occurred in the fourth quarter 2012. The decrease in stock-based compensation expense was related to the impact of a decrease in the Company’s SAR expense due to the decrease of the Company’s share price in the fourth quarter of 2013 compared to an increase in the fourth quarter of 2012.

SG&A totalled $19.0 million for the fourth quarter of 2013 compared to $20.5 million in the third quarter of 2013. As a percentage of revenue, SG&A was 9.9% and 10.3% for the fourth quarter of 2013 and the third quarter of 2013, respectively. SG&A was $1.6 million lower in the fourth quarter of 2013 compared to the third quarter of 2013 primarily due to lower SAR expense that resulted from a decrease in the Company share price in the fourth quarter of 2013.

Research Expenses

The Company continues to focus its research efforts on potential new products, technology, manufacturing processes and formulations for existing products. Research expenses for the year ended December 31, 2013 totalled $6.9 million, a $0.7 million or 10.8% increase from $6.2 million of research expense for the year ended December 31, 2012. The increase was primarily to support the South Carolina Project. As a percentage of revenue, research expenses represented 0.9%, 0.8%, 0.8% for 2013, 2012 and 2011, respectively.

Research expenses for fourth quarter of 2013 totalled $2.0 million, a $0.5 million or 31.4% increase from $1.5 million of research expenses for the fourth quarter of 2012. As a percentage of revenue, research expenses represented 1.0% for the fourth quarter of 2013 and 0.8% for the fourth quarter of 2012. The increase was primarily to support the South Carolina Project.

Manufacturing Facility Closures, Restructuring and Other Related Charges

On February 26, 2013, the Company announced its plans related to the South Carolina Project. This initiative resulted in a $1.1 million charge in the fourth quarter of 2013 primarily related to equipment relocation and accrued workforce retention costs. Total charges of $27.9 million were recorded in 2013, $23.5 million of which are non-cash items primarily related to impairment of property, plant and equipment with the remaining $4.4 million primarily consisting of environmental remediation and accrued workforce retention costs. The environmental remediation is expected to begin in 2015 upon closure of the existing manufacturing site. Capital expenditures for the South Carolina Project since inception have totalled $24.5 million. Capital expenditures recorded in the fourth quarter of 2013 for this project were $5.5 million.

During the fourth quarter of 2013, the Company began the process to relocate the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of a non-renewable lease. This initiative is expected to result in total charges of approximately $1.4 million primarily related to equipment relocation costs. Total costs incurred were $0.1 million in the fourth quarter of 2013 with the remainder expected to be recorded in the first half of 2014.

As announced on June 26, 2012, the Company ceased production at its Richmond, Kentucky manufacturing facility in the fourth quarter of 2012. This production was transferred to its Carbondale, Illinois facility in the first quarter of 2013. In addition, the Company’s North America shrink film production was consolidated in Tremonton, Utah and the production of shrink film in Truro, Nova Scotia ceased in the first quarter of 2013. The Truro facility continues to manufacture woven products. Other smaller initiatives included the closure of the manufacturing operation in Piedras Negras, Mexico in the fourth quarter of 2012. Total costs incurred in connection with activities summarized in this paragraph were $2.6 million, $0.4 million and $3.0 million for the full year ended December 31, 2013, fourth quarter of 2013 and fourth quarter of 2012, respectively. The full year ended December 31, 2013 charge of $2.6 million consists primarily of equipment relocation costs and property, plant and equipment impairments.

The fourth quarter of 2013 charge of $0.4 million consists primarily of property, plant and equipment impairments. The fourth quarter of 2012 charge of $3.0 million consists primarily of equipment relocation and property, plant and equipment impairments related to the Shrink Film Consolidation.

The Brantford, Ontario facility was shut down in the second quarter of 2011. In 2011, $3.0 million was recorded for additional severance, retention incentives, equipment transfers and other costs related to this facility closure. Total costs incurred related to this facility closure were less than $0.1 million during the full year ended December 31, 2013 and $1.1 million during the full year ended December 31, 2012. Facility closure costs were nil and $0.2 million during the fourth quarter of 2013 and the fourth quarter of 2012, respectively. In January 2013, the Company sold the Brantford, Ontario facility and received net proceeds of $1.6 million.

Operating Profit

Operating profit for the year ended December 31, 2013 totalled $38.2 million, a $3.1 million or 8.8% increase from $35.1 million for the year ended December 31, 2012. The increase was primarily the result of higher gross profit, partially offset by higher manufacturing facility closure costs.

Operating profit for 2012 amounted to $35.1 million compared to $26.7 million for 2011. The increase of $8.4 million in 2012 compared to 2011 was primarily the result of higher gross profit related to an improved pricing environment and manufacturing cost reductions partially offset by lower volumes.

Operating profit for the fourth quarter of 2013 totalled $15.3 million, a $5.6 million or 58.1% increase from $9.7 million for the fourth quarter of 2012. The increase was primarily due to higher gross profit, lower SG&A and lower manufacturing facility closure costs.

Interest

Interest expense for 2013 totalled $5.7 million, a $7.5 million or 56.9% decrease from $13.2 million of interest expense for 2012. This decrease was primarily due to the redemption of outstanding Notes bearing interest at 8.5%. The average cost of debt also decreased from December 31, 2012 to December 31, 2013 as the Company took the following actions:

•	On December 13, 2012, the Company redeemed, at par value, the aggregate principal amount of $55.0 million of outstanding Notes due August 2014, the full-year benefit of which was realized in 2013;

•	During 2013, the Company redeemed, at par value, the remaining aggregate principal amount of $38.7 million of outstanding Notes due August 2014 and the Indenture was discharged and all Notes satisfied;

•	On June 28, 2013, the Company entered into a ten-year real estate mortgage loan related to the purchase of the Blythewood, South Carolina real estate (“South Carolina Mortgage”) in the amount of $8.5 million bearing interest at 215 basis points above 30-day LIBOR (2.32% interest rate at December 31, 2013); and

•	During 2013, the Company scheduled $16.9 million of funding into finance leases bearing interest at 2.9% under the Equipment Finance Agreement entered into on August 14, 2012.

Interest expense for 2012 totalled $13.2 million, a $2.1 million or 13.9% decrease from $15.4 million of interest expense for 2011, primarily due to lower average debt levels resulting from improved free cash flows. The average cost of debt also decreased from December 31, 2011 to December 31, 2012 as the Company took the following actions:

•	On February 1, 2012, the Company entered into an amendment to its Asset-Based Loan (“ABL”) facility extending its maturity date to February 2017, and generally providing more flexibility to the Company;

•	On August 1, 2012, the Company redeemed, at par value, the aggregate principal amount of $25.0 million of its outstanding Notes due August 2014;

•	On August 14, 2012, the Company entered into an Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by March 31, 2014. The terms of the arrangement include multiple individual finance leases, each of which will have a term of 60 months and a fixed interest rate of 2.74% for leases scheduled prior to January 1, 2013 and 2.90% for leases scheduled prior to January 1, 2014;

•	On November 1, 2012, the Company entered into a ten-year real estate secured term loan (“Real Estate Loan”) in the amount of $16.6 million; and

•	On December 13, 2012, the Company redeemed, at par value, the aggregate principal amount of $55.0 million of its outstanding Notes due August 2014.

The decrease in interest expense from 2011 to 2012 was partially offset by $0.9 million of debt issue costs expensed as a result of the Note redemptions.

Interest expense for the fourth quarter of 2013 totalled $0.8 million, a $2.3 million or 73.2% decrease from $3.1 million for the fourth quarter of 2012, primarily due to the redemptions of Notes of $38.7 million during 2013. The decrease was also due to $0.6 million of debt issue costs expensed in the fourth quarter of 2012 as a result of the Note redemption on December 31, 2012 with no comparable expense incurred in the fourth quarter of 2013.

Other (Income) Expense

Other expense for the year ended December 31, 2013 totalled $0.9 million, a $0.4 million or 27.4% decrease from $1.3 million for the year ended December 31, 2012. The decrease was primarily due to lower loss on the disposal of property, plant and equipment in 2013 of $0.4 million.

Other expense for the year ended December 31, 2012 was $1.3 million compared to $2.2 million for 2011, a decrease of $0.9 million. The decrease of $0.9 million in 2012 compared to 2011 was primarily due to lower foreign exchange losses in 2012.

Other expense totalled $0.2 million for the fourth quarter of 2013, a $0.2 million or 55.0% decrease from $0.4 million for the fourth quarter of 2012. The decrease of $0.2 million in the fourth quarter of 2013 compared to the fourth quarter of 2012 was primarily due to the recovery of unclaimed property.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective income tax rate fluctuates depending upon the geographic source of its earnings and tax planning strategies that the Company implements. The effective tax rate for 2013 was negative 113.5% compared to 1.0% for 2012 and 19.3% for 2011. The significant decrease in the effective tax rate in the year ended December 31, 2013 compared to the year ended December 31, 2012 was primarily due to the recognition by the Company of $47.8 million of its US deferred tax assets, all of which was previously derecognized as of December 31, 2010. Of this $47.8 million, $43.0 million impacted net earnings while the remaining impacted shareholders’ equity. This decrease in the effective tax rate was partially offset by the derecognition of $4.6 million of deferred tax assets in the Canadian jurisdiction. The decrease in the effective tax rate in the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily due to increased earnings in jurisdictions with lower effective tax rates and the benefit received from the ability to utilize certain US alternative minimum tax (“AMT”) net operating losses without limitation. The AMT benefit was the result of a refund of $1.2 million of AMT recorded in 2012, approximately half of which was received in 2012 and the remaining half received in 2013.

The effective tax rate was negative 274.6% in the fourth quarter of 2013 and 8.1% in the fourth quarter of 2012. As compared to the fourth quarter of 2012, the effective tax rate decreased primarily due to the recognition by the Company of $47.8 million of its US deferred tax assets, all of which was previously derecognized as of December 31, 2010. Of this $47.8 million, $43.0 million impacted net earnings while the remaining impacted shareholders’ equity. This decrease in the effective tax rate was partially offset by the derecognition of $4.6 million of deferred tax assets in the Canadian jurisdiction.

The effective tax rate was 8.1% in the fourth quarter of 2012 and 27.0% in the fourth quarter of 2011. As compared to the fourth quarter of 2011, the effective tax rate decreased primarily due to the non-recurrence of expense recorded in the fourth quarter of 2011 related to the reduction in deferred tax assets due to changes in applicable future tax rates combined with an increase in earnings in the fourth quarter of 2012 in jurisdictions with lower effective tax rates. These decreases were partially offset by tax expense recorded in the fourth quarter of 2012 related to stock options exercised during 2012.

In assessing the recoverability of deferred tax assets, Management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. In accordance with GAAP, this determination is based on quantitative and qualitative assessments by Management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies.

As of December 31, 2013, management analyzed all available evidence including, in particular, the Company’s financial results for the year then ended (taxable income and earnings before income tax expense (benefit)), the 2013 budget variances, and the Company’s cumulative financial results for the prior three years. In addition, management took under significant consideration the Company’s 2014 budget, its long-term financial projections, market and industry conditions and certain available tax strategies. As a result of this detailed analysis, management determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized and, accordingly, recognized $47.8 million of its US deferred tax assets, $43.0 million of which impacted the Company’s net earnings while the balance impacted its shareholders’ equity.

In addition, management determined it is more likely than not that a portion of its deferred tax assets related to the Company’s corporate (holding) entity (the “Entity”) will not be realized due to insufficient taxable income in future periods. Previously, the Entity benefited from sufficient taxable income as a result of certain tax planning strategies implemented in 2011 (the “Planning”). The Company’s management continues to expect that, pursuant to the Planning, the Entity will continue to generate sufficient taxable income in order to fully utilize its net operating losses with expiration dates through 2015. However, the benefit of the Planning is expected to diminish over such time. Accordingly, the Company derecognized $4.6 million of its Canadian deferred tax assets as of December 31, 2013. These deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

As of December 31, 2013, the Company has $41.3 million (CDN$43.9 million) of Canadian operating loss carry-forwards expiring in 2015 through 2032, including $36.4 million (CDN$38.8 million) which have been derecognized and $90.0 million of US federal operating losses expiring in 2022 through 2033, $2.2 million of which have been derecognized.

Net Earnings

Net earnings for the year ended December 31, 2013 totalled $67.4 million, a $47.0 million or 231% increase from $20.4 million for the year ended December 31, 2012. The increase in earnings for the year ended 2013 compared to 2012 was primarily due to the recognition of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013, an increase in gross profit and lower interest expense partially offset by an increase in manufacturing facility closure costs, restructuring and other related charges as previously discussed.

Net earnings for the year ended December 31, 2012 totalled $20.4 million compared to net earnings of $7.4 million for the year ended December 31, 2011. The increase in earnings for the year ended 2012 compared to 2011 was primarily due to an increase in gross profit partially offset by an increase in manufacturing facility closure costs, restructuring and other related charges previously discussed.

Net earnings for the fourth quarter of 2013 totalled $53.6 million, a $47.9 million or 843% increase from $5.7 million for the fourth quarter of 2012. The increase in earnings for the fourth quarter of 2013 compared to the fourth quarter of 2012 was primarily due to the recognition of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013 and higher gross profit.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows (please see the below “Cash Flows” section for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most directly comparable GAAP measures set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings

A reconciliation of the Company’s adjusted net earnings, a non-GAAP financial measure, to net earnings, the most directly comparable GAAP measure, is set out in the adjusted net earnings reconciliation table below. Adjusted net earnings should not be construed as net earnings as determined by GAAP. The Company defines adjusted net earnings as net earnings before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other discrete items as shown in the table below; and (vii) income tax effect of these items. The term “adjusted net earnings” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings is used by Management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures.

Adjusted earnings per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings per share should not be construed as earnings per share as determined by GAAP. The Company defines adjusted earnings per share as adjusted net earnings divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings per share is used by Management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more accurate than GAAP financial measures.

Adjusted Net Earnings Reconciliation To Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012	2011
	$	$	$	$	$
Net earnings	53.6	5.7	67.4	20.4	7.4

Add back:
Manufacturing facility closures, restructuring and other related charges	1.6	3.2	30.7	18.3	2.9

Stock-based compensation expense	0.1	0.9	4.9	1.8	0.8
Impairment of long-lived assets and other assets	—	—	0.2	—	—
Other Item: Provision related to the resolution of a contingent liability	—	—	1.3	—	1.0
Income tax effect of these items	(2.9)	0.2	(1.1)	(0.9)	—

Adjusted net earnings	52.5	10.0	103.3	39.6	12.0

Earnings per share
Basic	0.88	0.10	1.12	0.35	0.13
Diluted	0.86	0.09	1.09	0.34	0.12

Adjusted earnings per share
Basic	0.86	0.17	1.71	0.67	0.20
Diluted	0.84	0.16	1.68	0.65	0.20
Weighted average number of common shares outstanding
Basic	60,776,649	59,316,858	60,379,533	59,072,407	58,961,050
Diluted	62,170,733	61,036,145	61,632,652	60,629,136	59,099,198

Adjusted net earnings for the year ended December 31, 2013 totalled $103.3 million, a $63.7 million or 161% increase from $39.6 million for the year ended December 31, 2012. The increase in adjusted net earnings of $63.7 million was primarily due to the recognition of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013 and an increase in gross profit, as discussed above.

Adjusted net earnings amounted to $39.6 million for the year ended December 31, 2012 compared to adjusted net earnings of $12.0 million for 2011. Adjusted net earnings were $27.6 million higher in the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to higher gross profit, lower finance costs and lower income tax expense, as discussed above.

Adjusted net earnings for the fourth quarter of 2013 totalled $52.5 million, a $42.5 million or 425% increase from $10.0 million for the fourth quarter of 2012. The increase in adjusted net earnings of $42.5 million was primarily due to the recognition of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013 and an increase in gross profit, as discussed above.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings, the most directly comparable GAAP measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA And Adjusted EBITDA Reconciliation To Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2013	2012	2013	2012	2011
	$	$	$	$	$
Net earnings	53.6	5.7	67.4	20.4	7.4
Add back:
Interest and other expense	1.0	3.5	6.7	14.5	17.5
Income tax expense (benefit)	(39.3)	0.5	(35.8)	0.2	1.8
Depreciation and amortization	6.9	7.6	27.7	30.4	30.9

EBITDA	22.2	17.3	66.0	65.5	57.6
Manufacturing facility closures, restructuring and other related charges	1.6	3.2	30.7	18.3	2.9
Stock-based compensation expense	0.1	0.9	4.9	1.8	0.8
Impairment of long-lived assets and other assets	0.0	—	0.2	—	—
Other Item: Provision related to the resolution of a contingent liability	—	—	1.3	—	1.0

Adjusted EBITDA	24.0	21.4	103.1	85.6	62.2

Adjusted EBITDA for the year ended December 31, 2013 totalled $103.1 million, a $17.4 million or 20.4% increase from $85.6 million for the year ended December 31, 2012. The increase in adjusted EBITDA of $17.4 million was primarily due to increased gross profit, as discussed above.

Adjusted EBITDA totalled $85.6 million for the year ended December 31, 2012 compared to an adjusted EBITDA of $62.2 million for 2011. Adjusted EBITDA increased $23.4 million in the year ended December 31, 2012 compared to the year ended December 31, 2011 primarily due to increased gross margin, as discussed above.

Adjusted EBITDA for the fourth quarter of 2013 totalled $24.0 million, a $2.6 million or 12.3% increase from $21.4 million for the fourth quarter of 2012. The increase in adjusted EBITDA of $2.6 million was primarily due to increased gross profit in the fourth quarter of 2013, as discussed above.

Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net earnings and other comprehensive income (loss). For the years ended December 31, 2013, 2012, and 2011, the Company reported comprehensive income of $79.6 million, comprehensive income of $18.1 million, and comprehensive loss of $7.7 million, respectively. The increase in comprehensive income in 2013 was primarily due to higher net earnings in 2013 and gains from the remeasurement of the defined benefit liability compared to actuarial losses in 2012. The increase in net earnings in 2013 when compared to 2012 was primarily due to the recognition of US deferred tax assets. The increase in comprehensive income in 2012 was primarily due to higher net earnings in 2012 and lower losses from the remeasurement of the defined benefit liability when compared to 2011.

Off-Balance Sheet Arrangements

The Company had standby and documentary letters of credit issued and outstanding as of December 31, 2013 that could result in payments by the Company of up to an aggregate of $5.0 million upon the occurrence of certain events. All of the letters of credit have expiry dates in 2014.

The Company had commitments to suppliers to purchase machines and equipment totaling approximately $12.9 million as of December 31, 2013. It is expected that such amounts will be paid out in the next twelve months.

The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of the raw materials until consumed in production. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. At December 31, 2013, the Company had on hand $9.6 million of raw material owned by our suppliers.

The Company maintains no other off-balance sheet arrangements.

Working Capital

The Company experiences business cyclicality that requires the management of working capital resources. Historically, a larger investment in working capital is required in the beginning of the year as accounts receivable increases due to higher first quarter sales compared to prior quarter while inventory increases due to higher anticipated seasonal second quarter sales. Furthermore, certain liabilities are accrued for throughout the year and are only paid during the first quarter.

The Company uses Days Inventory to measure inventory performance. Days Inventory increased three days from 54 in the fourth quarter of 2012 to 57 in the fourth quarter of 2013. The Company expects Days Inventory to be in the mid 50’s during the first quarter of 2014. Inventories increased $2.4 million to $94.3 million as of December 31, 2013 from $91.9 million as of December 31, 2012.

The Company uses Days Sales Outstanding (“DSOs”) to measure trade receivables. DSOs increased by one day from 37 in the fourth quarter of 2012 to 38 in the fourth quarter of 2013. DSOs are expected to return to the low 40’s during the first quarter of 2014. Trade receivables increased $2.7 million to $78.5 million as of December 31, 2013 from $75.9 million as of December 31, 2012.

The calculations are shown in the following tables:

	Three months ended			Three months ended
	Dec. 31, 2013	Dec. 31, 2012		Dec. 31, 2013	Dec. 31, 2012
Cost of sales (1)	$153.5	$154.0	Revenue (1)	$191.5	$189.3
Days in quarter	92	92	Days in quarter	92	92

Cost of sales per day (1)	$1.67	$1.67	Revenue per day (1)	$2.08	$2.06
Average inventory (1)	$94.4	$90.2	Trade receivables (1)	$78.5	$75.9

Days inventory	57	54	DSOs	38	37

Days inventory is calculated as follows:			DSOs is calculated as follows:

Cost of sales ÷ Days in quarter = Cost of sales per day			Revenue ÷ Days in quarter = Revenue per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory			Ending trade receivables ÷ Revenue per day = DSO’s
Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

Accounts payable and accrued liabilities increased $0.4 million to $76.4 million as of December 31, 2013 from $76.0 million as of December 31, 2012 primarily due to an increase in SAR current liability, partially offset by a decline in accrued interest expense. A discussion of the SAR Plan is set forth below in this MD&A section entitled “Stock Appreciation Rights”.

Long-Term Debt and Liquidity

As of December 31, 2013, below is a summary of the items that provide liquidity to the Company:

•	Cash and loan availability of $50.3 million;

•	Access through February 2017 to a $200 million ABL facility;

•	Free cash flows of $35.3 million; and

•	Maturity dates of three years or more for over 65% of our debt.

The Company believes it has enough funds from cash flows from operating activities, funds available under the ABL and cash on hand to meet the capital expenditures and working capital requirements for at least the next twelve months.

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

As of December 31, 2013, the Company had a total draw of $84.4 million against its ABL, which consisted of $79.5 million of borrowings, $2.2 million of standby letters of credit, and $2.7 million of documentary letters of credit. As of December 31, 2012, the total draw was $81.6 million, which consisted of $79.4 million of borrowings and $2.2 million of standby letters of credit. As of December 31, 2011, the total draw was $66.1 million, which consisted of $63.7 million of borrowings, $1.7 million of standby letters of credit, and $0.7 million of documentary letters of credit.

The Company had total cash and loan availability of $50.3 million as of December 31, 2013, $54.7 million as of December 31, 2012 and $58.0 million as of December 31, 2011. The decrease of $4.5 million in total cash and loan availability between December 31, 2012 and December 31, 2013 was primarily due to a $2.7 million increase in documentary letters of credit and a $3.4 million decrease in cash, partially offset by a $1.7 million increase in the borrowing base. The total draw combined with free cash flows and increases in other debt instruments were used to fund the redemptions in the aggregate amount of $38.7 million of Notes at par value. The decrease of $3.3 million in total cash and loan availability between December 31, 2011 and December 31, 2012 was primarily due to a $15.7 million increase in ABL borrowings largely offset by a $10.8 million increase in the borrowing base mainly due to a greater value placed on the manufacturing equipment as a result of the appraisal completed in connection with the amendment and extension of the ABL facility in February 2012. The increase in borrowings combined with free cash flows and increases in other debt instruments were used to fund the redemptions in the aggregate amount of $80.0 million of Notes at par value. The Company had cash and loan availability under its ABL facility exceeding $57 million as of March 11, 2014.

The ABL facility, at its inception in March 2008, was initially scheduled to mature in March 2013. In February 2012, the Company amended the ABL facility to extend its maturity date to February 2017. The new ABL facility maturity date can be accelerated to 90 days prior to August 1, 2014 (the maturity date of the Company’s recently redeemed Notes) if the Notes have not been retired or if other conditions have not been met. However, the Notes were fully redeemed as of August 30, 2013 and all other conditions no longer apply and, therefore, the Company does not expect an acceleration of the ABL maturity date. Under the amendment, the interest rate increased modestly while several other modifications in the terms provided the Company with greater flexibility.

The ABL facility is priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declines as loan availability increases. The pricing grid ranges from 1.75% to 2.25%. The ABL facility has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL facility agreement) less capital expenditures not financed under the Equipment Finance Agreement, pension plan contributions in excess of pension plan expense, dividends, and cash taxes to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant becomes effective only when loan availability drops below $25.0 million. The Company was above the $25.0 million threshold of loan availability during 2013 and had a fixed charge ratio greater than 1.0 to 1.0 as of December 31, 2013.

The Company retains the ability to secure up to $35.0 million of financing on all or a portion of its owned real estate and have the negative pledge in favour of the ABL facility lenders terminated. As of December 31, 2013, the Company had secured real estate mortgage financing of $24.4 million, including $14.8 million borrowed under the Real Estate Loan and $8.1 million borrowed in the second quarter of 2013 under the South Carolina Mortgage, leaving the Company the ability to obtain an additional $10.6 million of real estate mortgage financing.

On November 25, 2013, the Company entered into an amendment to its ABL facility increasing its ability to secure financing in connection with the purchase of fixed assets under a permitted purchase money debt facility from $25.0 million to $45.0 million. As of December 31, 2013, the Company had outstanding permitted purchase money debt of $21.7 million incurred after March 28, 2008 (original closing date of the ABL facility), leaving the Company the ability to obtain an additional $23.3 million of permitted purchase money debt financing.

On August 14, 2012, the Company entered into the Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by March 31, 2014. The terms of the arrangement include multiple individual finance leases, each of which have and will have a term of 60 months and a fixed interest rate of 2.74% for leases scheduled prior to January 1, 2013 and 2.90% for leases scheduled prior to January 1, 2014. The Company financed two schedules, $2.7 million and $2.6 million in 2012 at 2.74%, and two schedules, $2.2 million and $14.7 million in 2013 at 2.90%. In addition, as of December 31, 2013, the Company had borrowed $1.3 million under the Equipment Finance Agreement in the form of advanced fundings at a rate of 2.25%, which will be scheduled into finance leases with fixed terms of 60 months and a floating interest rate of 2.25% over 30-day LIBOR. Under the Equipment Finance Agreement, if the Company did not finance the full amount of $24.0 million by December 31, 2013, then the Company would have been required to pay a Reinvestment Premium as defined under the Equipment Finance Agreement on the difference between those amounts and the amounts actually funded if the 3-Year SWAP rate decreased to less than 0.5%. While the Company did not finance the required amount by December 31, 2013, the Company did not pay a Reinvestment Premium because the 3-Year SWAP rate at December 31, 2013 was higher than 0.5%.

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis over the ten-year term of the loan. On November 25, 2013, the Company entered into an amendment to its Real Estate Loan facility increasing its ability to secure financing in connection with the purchase of fixed assets under a permitted purchase money debt facility from $25.0 million to $45.0 million, maintaining the alignment of the covenants within the Real Estate Loan and the ABL facility, which are cross-defaulted. The maturity of the Real Estate Loan may be accelerated if the ABL facility is not extended and if Bank of America, N.A. ceases to be the agent by reason of an action of the Company. The notional value of the Real Estate Loan as of December 31, 2013 was $14.8 million. A portion of the Real Estate Loan may be required to be repaid early if any of the mortgaged properties are disposed of prior to October 31, 2022. The Real Estate Loan had an interest rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Since then, the interest rate on the Real Estate Loan has been 30-day LIBOR plus a loan margin between 225 and 275 basis points determined from a pricing grid as defined in the Real Estate Loan Agreement. The Real Estate Loan contains two financial covenants. The Company was in compliance with both financial covenants as of December 31, 2013. The loan is secured by certain of the Company’s real estate.

On June 28, 2013, the Company purchased real estate in Blythewood, South Carolina to be utilized as its new South Carolina facility for $11.3 million and entered into the South Carolina Mortgage for up to $10.7 million, $8.5 million of which was advanced upon closing of the purchase of the property. Interest is payable monthly and principal is amortized on a straight-line basis over ten years. The maturity of the South Carolina Mortgage may be accelerated if the ABL facility is not extended, refinanced with a credit facility acceptable to Wells Fargo Bank, National Association (“Wells Fargo”), or if Wells Fargo ceases to be an ABL lender by reason of the action of the Company. The notional value of the South Carolina Mortgage as of December 30, 2013 was $8.1 million, with an additional $2.1 million available to be loaned upon completion and appraisal of the building improvements to adapt the property for use as a manufacturing facility. The South Carolina Mortgage has an interest rate of 30-day LIBOR plus 215 basis points and contains two financial covenants. The Company was in compliance with both financial covenants as of December 31, 2013. The loan is secured solely by the Company’s Blythewood, South Carolina real estate. A default under the Company’s ABL will be deemed a default under the Company’s South Carolina Mortgage, Real Estate Loan and Equipment Financing Agreement.

As of August 30, 2013, the Company had redeemed in full the Notes bearing interest at 8.5%. The Indenture governing the Notes provided that they were redeemable at par beginning August 2012. On August 1, 2012, the Company redeemed $25.0 million aggregate principal amount of its outstanding Notes at par value. On December 13, 2012, the Company redeemed an additional $55.0 million aggregate principal amount of its outstanding Notes at par value. On June 27, 2013, the Company redeemed an additional $20.0 million aggregate principal amount of its outstanding Notes at par value. The final $18.7 million aggregate principal amount of its outstanding Notes was redeemed at par value on August 30, 2013. The redemptions were funded through free cash flows combined with funds available under the ABL facility which were higher than they would have been as a result of the execution of the Real Estate Loan, Equipment Finance Agreement, and the South Carolina Mortgage.

Pension and Other Post-Retirement Benefit Plans

As noted in the March 31, 2013 unaudited interim condensed consolidated financial statements, the Company adopted Amended IAS 19 – Employee Benefits on January 1, 2013.

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application, introduced a measure of net interest income (expense) computed on the net pension asset (obligation) that replaced separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The amended standard also required immediate recognition of past service costs associated with benefit plan changes, eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the amended standard, the Company’s net earnings for 2012 were lower than originally reported. The decrease arose primarily because net interest income (expense) was calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets previously used to measure interest attributable to plan assets. This change resulted in an income tax benefit, an increase to the net pension liability prior to remeasurement and, at remeasurement, a reclass between other comprehensive income, deficit and net earnings.

The impact of adoption is a decrease to earnings before income tax benefit of $2.3 million and $1.7 million and an income tax benefit of $0.2 million for both of the years ended December 31, 2012 and 2011, respectively. The following table shows the impact of the retrospective application of the amended standard for each of the quarters for the years ended December 31, 2012 and 2011, respectively.

In the United States, certain union hourly employees of the Company are covered by plans which provide a fixed benefit per month for each year of service. The Company amended one of the plans during the period ended September 30, 2012, which immediately increased the fixed benefit as well as incrementally over the next three years. Under Amended IAS 19 – Employee Benefits, the Company is required to recognize past service costs associated with benefit plan changes of $0.7 million immediately in Cost of sales.

Impact of Amended IAS 19-Employee Benefits Retrospective Application

Three month periods ended

(In thousands of US dollars, except per share amounts)

(Unaudited)

	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012
	$	$	$	$
Cost of sales	94	1,184	505	505

Gross profit (loss)	(94)	(1,184)	(505)	(505)
Gross margin	(0.1%)	(0.6%)	(0.2%)	(0.2%)

Operating profit (loss)	(94)	(1,184)	(505)	(505)
Income tax expense (benefit)	(40)	(40)	(41)	(41)

Net earnings (loss)	(54)	(1,144)	(464)	(464)

Earnings (loss) per share
Basic	(0.00)	(0.02)	(0.01)	(0.01)
Diluted	(0.00)	(0.02)	(0.01)	(0.01)

Adjusted net earnings (loss) (1)	(54)	(1,144)	(464)	(464)

Adjusted earnings (loss) per share (1)
Basic	(0.00)	(0.02)	(0.01)	(0.01)
Diluted	(0.00)	(0.02)	(0.01)	(0.01)
EBITDA (1)	(94)	(1,184)	(505)	(505)

Adjusted EBITDA (1)	(94)	(1,184)	(505)	(505)

	December 31, 2011	September 30, 2011	June 30, 2011	March 31, 2011
	$	$	$	$
Cost of sales	431	431	430	428

Gross profit (loss)	(431)	(431)	(430)	(428)
Gross margin	(0.2%)	(0.3%)	(0.2%)	(0.3%)

Operating profit (loss)	(431)	(431)	(430)	(428)
Income tax expense (benefit)	(39)	(37)	(37)	(37)

Net earnings (loss)	(392)	(394)	(393)	(391)

Earnings (loss) per share
Basic	(0.01)	(0.01)	(0.01)	(0.01)
Diluted	(0.01)	(0.01)	(0.01)	(0.01)
Adjusted net earnings (loss) (1)	(392)	(394)	(393)	(391)

Adjusted earnings (loss) per share (1)
Basic	(0.01)	(0.01)	(0.01)	(0.01)
Diluted	(0.01)	(0.01)	(0.01)	(0.01)
EBITDA (1)	(431)	(431)	(430)	(428)

Adjusted EBITDA (1)	(431)	(431)	(430)	(428)

(1)	The changes in these Non-GAAP measures represent only the retrospective application of Amended IAS 19-Employee Benefits resulting from the decrease in Net earnings (loss). For additional information regarding Non-GAAP measures refer to the Section entitled “Non-GAAP Measures” of this MD&A.

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $18.9 million as of December 31, 2013 as compared to $39.3 million as of December 31, 2012 and $36.8 million as of December 31, 2011. The decrease in the current year is primarily due to an increase in discount rate from 3.64% and 4.00% for US and Canadian plans, respectively, as of December 31, 2012 to 4.63% and 4.80% for US and Canadian plans, respectively, as of December 31, 2013. These changes resulted in a decrease in net present value of the liability and are partially offset by return on plan assets and annual contribution paid by the Company. For 2013, the Company contributed $4.3 million as compared to $5.6 million in 2012 and $4.3 million in 2011, to its funded pension plans and to beneficiaries for its unfunded other benefit plans. Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2014. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.

Cash Flows

Cash flows from operations before changes in working capital items increased in 2013 by $12.1 million or 15.4% to $90.8 million from $78.7 million in 2012. The increase in 2013 was primarily due to higher gross profit partially offset by an increase in cash costs related to manufacturing facility closures, restructuring and other related charges.

Cash flows from operations before changes in working capital items increased in 2012 by $24.5 million to $78.7 million from $54.2 million in 2011. The increase in 2012 was primarily due to higher gross profit partially offset by an increase in SG&A.

Cash flows from operations before changes in working capital items increased in the fourth quarter of 2013 by $1.6 million or 8.0% to $21.0 million from $19.4 million in the fourth quarter of 2012. The increase for the fourth quarter of 2013 compared to the fourth quarter of 2012 was primarily due to an increase in adjusted EBITDA partially offset by income taxes paid.

Cash flows from working capital items decreased in 2013 by $14.4 million or 250% to $8.6 million use of cash from $5.8 million source of cash in 2012. The decrease in the source of cash from working capital items in 2013 was primarily due to a one day increase in trade receivable DSOs in 2013 compared to a five day decrease in 2012 relating to an increase in the amount of revenue invoiced and collected early in the fourth quarter of 2012 compared to the fourth quarter of 2013, and higher payments in 2013 related to variable compensation costs accrued for in 2012. This decrease was partially offset by an environmental provision recorded in the first quarter of 2013 for the South Carolina Project.

Cash flows from working capital items increased in 2012 by $11.2 million to $5.8 million source of cash from $5.4 million use of cash in 2011. The increase in source of cash from working capital items in 2012 was primarily due to an increase in accounts payable and accrued liabilities and a decrease in trade receivables. The increase in accounts payable and accrued liabilities was primarily related to higher accrued variable compensation related to higher profitability and increased receipts of capital equipment for which payment had not been made. The decrease in trade receivables was primarily due to a decrease in DSOs.

Cash flows from working capital items decreased in the fourth quarter of 2013 by $10.5 million or 84.7% to a $1.9 million source of cash from a $12.4 million source of cash in the fourth quarter of 2012. The decrease in the source of cash in the fourth quarter of 2013 compared to the fourth quarter of 2012 was primarily due to a two day decrease in trade receivable DSOs from the third quarter of 2013 to the fourth quarter of 2013 compared to a seven day decrease from the third quarter of 2012 to the fourth quarter of 2012. The larger decrease in 2012 related to an increase in the amount of revenue invoiced and collected early in the fourth quarter of 2012 compared to the third quarter of 2012, and accordingly, cash collections increased prior to the end of the fourth quarter of 2012.

Cash flows used for investing activities increased in 2013 by $23.8 million or 113% to $44.9 million from $21.1 million in 2012. The increase in 2013 was primarily due to higher capital expenditures related to the South Carolina Project.

Cash flows used for investing activities increased in 2012 by $15.8 million to $21.1 million from $5.3 million in 2011. The increase in 2012 was primarily due to higher capital expenditures and the non-recurrence of a release of restricted cash related to the settlement of a lawsuit in 2011.

Cash flows used for investing activities increased in the fourth quarter of 2013 by $3.2 million or 34.4% to $12.4 million from $9.2 million in the fourth quarter of 2012. The increase for the fourth quarter of 2013 compared to the fourth quarter of 2012 was primarily due to higher capital expenditures related to the South Carolina Project.

Total expenditures in connection with property, plant and equipment were $46.8 million, $21.6 million and $14.0 million for the years ended December 31, 2013, 2012 and 2011, respectively. Total expenditures in connection with property, plant and equipment were $12.3 million and $9.2 million for the fourth quarter of 2013 and 2012, respectively. The increase in capital expenditures from 2012 to 2013 was primarily related to the South Carolina Project.

Cash flows used in financing activities in 2013 were $40.5 million, including a $22.9 million net repayment of debt. Cash flows used in financing activities in 2012 were $62.0 million, including a $42.8 million net repayment of debt. The decrease of $21.6 million or 34.8% in cash flows used in financing activities was primarily due to a decrease in repayments of debt as a result of lower free cash flows related to an increase in capital expenditures for the South Carolina Project and lower interest payments resulting from Note redemptions in 2012 and 2013. These decreases were partially offset by increased payments of dividends in 2013.

Cash flows used in financing activities were $62.0 million, including a $42.8 million net repayment of debt in 2012. Cash flows used in financing activities were $42.9 million, including a $27.0 million net repayment of debt in 2011. The increase of $19.1 million in the cash flows used in financing activities was primarily due to an increase in repayments of debt and the payment of a dividend in 2012.

Cash flows used in financing activities in the fourth quarter of 2013 were $13.8 million, including an $8.0 million net repayment of debt. Cash flows used in financing activities in the fourth quarter of 2012 were $22.0 million, including a $15.8 million net repayment of debt. The decrease of $8.2 million or 37.4% used in financing activities in the fourth quarter of 2013 compared to the fourth quarter of 2012 was primarily due to a decrease in repayments of debt as a result of lower free cash flows related to an increase in capital expenditures for the South Carolina Project.

The Company is including free cash flows, a non-GAAP financial measure, because it is used by Management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, a non-GAAP measurement that is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment and other assets, decreased in 2013 by $27.6 million or 43.8% to $35.3 million from $62.9 million in 2012. The 2013 decrease was primarily due to increased capital expenditures related to the South Carolina Project.

Free cash flows increased in 2012 by $28.2 million to $62.9 million from $34.7 million in 2011. The 2012 increase was primarily due to increased cash flows from operations partially offset by an increase in capital expenditures.

Free cash flows in the fourth quarter of 2013 were $10.6 million, a decrease of $12.0 million or 53.2% from $22.6 million in the fourth quarter of 2012. The decrease in free cash flows in the fourth quarter of 2013 compared to the fourth quarter of 2012 was primarily due to a decrease in the source of cash from trade receivables and an increase in capital expenditures.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,			Year ended December 31,
	2013	2012	2013	2012	2011
	$	$	$	$	$
Cash flows from operating activities	22.9	31.8	82.2	84.5	48.8
Less purchases of property, plant and equipment and other assets	(12.3)	(9.2)	(46.8)	(21.6)	(14.0)

Free cash flows	10.6	22.6	35.3	62.9	34.7

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

This section of the MD&A includes the significant highlights, events and transactions which have taken place in the course of the years ended December 31, 2013, 2012 and 2011 with respect to the Company’s financial risks and management thereof. For the years ended December 31, 2013 and 2012, the Company did not execute any financial risk management contracts. For a complete discussion of the Company’s financial risks, management policies and procedures and objectives, please refer to Note 21 to the Consolidated Financial Statements as of and for the year ended December 31, 2013.

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

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate ABL, Real Estate Loan and other smaller components of debt.

In 2011, to mitigate the risk of a change in cash flows due to interest rate fluctuations on the Company’s variable rate ABL, the Company entered into an interest rate swap agreement (the “Swap Agreement”), designated as a cash flow hedge which expired on September 22, 2011. The terms of this Swap Agreement were as follows:

	Notional amount	Settlement	Fixed interest rate paid
	$		%
Swap Agreement matured in September 2011	40,000,000	Monthly	3.35

There have been no material changes with respect to the Company’s financial risks and management thereof during 2013.

Contractual Obligations

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2013:

Contractual Obligations

(In millions of US dollars)

(Unaudited)

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt principal obligations	105.3	3.9	5.2	91.3	5.0
Finance lease obligations	26.5	4.8	9.7	8.8	3.1

Pensions and other post-retirement benefits - defined benefit plans (2)	6.1	6.1	—	—	—

Pensions and other post-retirement benefits - defined contribution plans (3)	3.0	3.0	—	—	—
Operating lease obligations	14.1	2.3	4.1	3.8	3.9
Equipment purchase commitments	12.9	12.9	—	—	—
Utilities contract obligations (4)	30.1	0.7	6.2	6.3	16.9
Other provisions	5.7	1.7	2.4	0.1	1.5

Total	203.7	35.5	27.5	110.3	30.4

(1)	“Less than 1 year” represents 2014, “1-3 years” represents 2015 and 2016, “3-5 years” represents 2017 and 2018, while “After 5 years” includes amounts for later periods.
(2)	Defined benefit plan contributions represent the amount the Company expects to contribute in 2014. Defined benefit plan contributions beyond 2014 are not determinable since the amount of any contribution is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavorable impact on the Company’s future pension and other-retirement benefits funding obligations as well as net periodic benefit cost.
(3)	Defined contribution plan contributions represent the obligation recorded at December 31, 2013 to be paid in 2014. Certain defined contribution plan contributions beyond 2014 are not determinable since contribution to the plan is at the discretion of the Company.
(4)	The Company entered into a ten-year electricity service contract at a manufacturing facility. The service date of the contract is expected to commence in the second quarter of 2014. The Company will then be committed to monthly minimum usage requirements over the term of the contract. The figures included in the table above are estimates of electricity utilization and do not include penalties of up to $17.0 million for early contract termination. The Company does not expect to cancel the contract prior to the end of its term.

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

A SAR is granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the TSX on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56 with contractual lives ranging from six to ten years.

The amount and timing of a potential cash payment to settle a SAR is not determinable since the decision to exercise is not within the Company’s control after the award vests. At December 31, 2013, the aggregate intrinsic value of vested awards was $1.8 million.

Capital Stock and Dividends

As of December 31, 2013 there were 60,776,649 common shares of the Company outstanding.

During the year ended December 31, 2013, 830,000 stock options were granted at a weighted average exercise price of CDN$12.19 and a weighted fair market value of US$3.69 and 1,151,610 stock options were exercised with proceeds totalling $3.8 million.

During the year ended December 31, 2012, no stock options were granted and 663,989 stock options were exercised. Proceeds from the options exercised totalled $2.0 million.

During the year ended December 31, 2011, 875,000 stock options were granted at a weighted average exercise price of CDN$1.66 and a weighted fair market value of USD$1.03. No stock options were exercised in 2011.

During the fourth quarter of 2013, no stock options were granted or exercised. During the fourth quarter of 2012, 451,489 stock options were exercised with proceeds totalling $1.5 million.

The Company paid a dividend of $0.08 per common share on April 10, 2013 to shareholders of record at the close of business on March 25, 2013.

On August 14, 2013, the Board of Directors amended the Company’s dividend policy to increase the frequency of the dividend from a semi-annual payment to a quarterly payment and concurrently declared a dividend of $0.08 per common share, paid on September 30, 2013 to shareholders of record at the close of business September 16, 2013.

The Company paid a dividend of $0.08 per common share on December 30, 2013 to shareholders of record at the close of business December 16, 2013.

On February 6, 2014, the Board of Directors declared a dividend of $0.08 per common share payable on March 31, 2014 to shareholders of record at the close of business March 19, 2014. The estimated amount of this dividend payment is $4.9 million based on 60,776,649 shares of the Company’s common shares issued and outstanding as of February 6, 2014.

The dividends paid and payable by the Company on April 10, 2013, September 30, 2013, December 30, 2013, and March 31, 2014 are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

Litigation

In February 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the U.S. District Court for Western Tennessee, alleging that the Company had infringed a patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. In May 2013, the Company agreed to a settlement of the outstanding litigation. Pursuant to the terms of the confidential settlement agreement, the Company has paid Multilayer the full settlement amount in 2013, which settled all outstanding issues between the parties. The terms of the settlement agreement do not restrict the sale of any of the Company’s products, as the Company’s current products do not utilize Multilayer’s patented invention. The settlement has not had, and is not anticipated to have, any material effect on the Company’s continuing operations.

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

Significant Management Judgment

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Please refer to Note 5 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding income taxes.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. In some cases, the assessment of a lease contract is not always conclusive and management uses its judgment in determining if an agreement is a finance lease that transfers substantially all risks and rewards incidental to ownership, or an operating lease.

Estimation Uncertainty

Impairments

At the end of each reporting period the Company performs a test of impairment, if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. Please refer to Note 12 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding impairment testing of long-term assets.

Pension and other post-retirement benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from estimated results which are based on assumptions. Please refer to Note 17 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Please refer to Note 5 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding income taxes.

Fair value measurement of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the balance sheet cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments. Please refer to Note 21 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding the fair value measurement of financial instruments.

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

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Please refer to Note 21 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding the allowance for doubtful accounts and the related credit risks.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.

Provisions of the Company include environmental and restoration obligations, resolution of a contingent liability and severance and other provisions. Please refer to Note 14 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding provisions.

Stock-based payments

The estimation of stock-based payment costs requires the selection of an appropriate pricing model and data and consideration as to the volatility of the Company’s own stock, the probable life of stock options granted and the time of exercise of those stock options. The model used by the Company is the Black-Scholes pricing model. Please refer to Note 15 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2013 for more information regarding stock-based payments.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

The IASB aims to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, the replacement standard. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and financial liabilities as well as the chapter dealing with hedge accounting have been published. The chapter dealing with impairment methodology is still being developed. In November 2011, the IASB decided to consider making limited modifications to IFRS 9’s financial asset classification model to address application issues. In addition, in November 2013, the IASB decided to defer to a date to be announced the implementation of IFRS 9. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements and does not expect to implement IFRS 9 until it has been completed and its overall impact can be assessed.

IAS 36 – Impairment of Assets: Requires disclosure of the recoverable amount of an asset (including goodwill) or a CGU when an impairment loss has been recognized or reversed in the period. When the recoverable amount is based on fair value less costs to sell, the valuation techniques and key assumptions must also be disclosed. The new requirements apply prospectively and are effective for annual periods beginning on or after January 1, 2014. Management does not expect a significant impact from Amended IAS 36 on the consolidated financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

Summary of Quarterly Results

A table of unaudited Consolidated Quarterly Statements of Earnings (Loss) for the twelve most recent quarters can be found at the beginning of this MD&A.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer and the Chief Financial Officer that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and the Interim Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Interim Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of December 31, 2013 was effective.

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

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2013, is available on the Company’s website (www.intertapepolymer.com) as well as on SEDAR (www.sedar.com), the system used for electronically filing most securities-related information with the Canadian securities regulatory authorities and on EDGAR at www.sec.gov.

Item 6:	Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the date upon which each Director was first elected. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on June 11, 2014, at which time the current term of each Director will expire.

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

The following table sets forth the name, residence and position of each member of senior management of the Company as of the date hereof, as well as the date upon which each was first elected:

Name and City of Residence	Position and Occupation	First Elected To Office
Gregory A. Yull Sarasota, Florida	CEO & President	2010
	President, Tapes & Films	2008

Michael C. Jay, Certified Public Accountant Sarasota, Florida	Interim Chief Financial Officer	2014
	Corporate Controller	2011
	Senior Manager, Internal Audit	2011
	Senior Manager, Audit & Enterprise Risk Services, Deloitte & Touche LLP	2009

Shawn Nelson [1] Bradenton, Florida	Senior Vice President Sales	2010
Douglas Nalette [1] Parrish, Florida	Senior Vice President, Operations	2006

Joseph Tocci [1] Bradenton, Florida	Senior Vice President, Logistics and Supply Chain	2013
	Senior Vice President, Corporate Marketing, Research & Development, and Supply Chain	2012
	Senior Vice President, Corporate Marketing and Supply Chain	2011
	Senior Vice President, Consumer and Supply Chain	2009
	Senior Vice President, Supply Chain	2008

[1]	Officer of Intertape Polymer Corp., a wholly owned subsidiary of the Company

The principal occupation of each member of senior management for the last five (5) years is as follows:

Gregory A. Yull was appointed Chief Executive Officer and President on June 8, 2010. He was President, Tapes & Films, from 2008 to June 2010. Gregory A. Yull is a son of Melbourne F. Yull.

Michael C. Jay was appointed Interim Chief Financial Officer on February 6, 2014. Prior to that, he served as Corporate Controller since 2011. Prior to that he served as Senior Manager of Internal Audit since 2011. Prior to that he served as Senior Manager, Audit & Enterprise Risk Services at Deloitte & Touche LLP since 2009.

Shawn Nelson was appointed Senior Vice President Sales in 2010. Prior to that he served as Senior Vice President Industrial Channel since 2006.

Douglas Nalette was appointed Senior Vice President Operations in 2006.

Joseph Tocci was appointed Senior Vice President of Logistics and Supply Chain in 2013. Prior to that he served as Senior Vice President of Corporate Marketing, Research & Development, and Supply Chain since 2012. Prior to that he served as Senior Vice President of Corporate Marketing and Supply Chain since 2011. Prior to that he served as Senior Vice President of Consumer and Supply Chain since 2009 and prior to that, he was Senior Vice President of Supply Chain since 2008.

The following changes in senior management occurred during the year ended December 31, 2013 or shortly thereafter:

•	Burgess H. Hildreth, Senior Vice President of Administration since 2010, retired June 30, 2013.

•	Bernard J. Pitz served as Chief Financial Officer from November 12, 2009 to January 30, 2014. Michael C. Jay, Corporate Controller since 2011, has assumed the duties of interim Chief Financial Officer until a successor is found.

•	Jim Bob Carpenter, Senior Vice President of Global Sourcing since 2012, continues to hold this position with the Company but no longer meets the definition of senior management for presentation purposes.

B.	COMPENSATION

The following table sets forth the compensation paid, and benefits in kind granted, to the Company’s Directors and senior management for the last fiscal year for services in all capacities to the Company, including contingent and deferred compensation.

2013	Annual Compensation					Long-Term Compensation
Name and principal position	Salary $ (1)	Bonus $	Other $		Director/ Committee Fees $	Options granted

Eric E. Baker Director, Chairman	—	—	—		104,500	10,000

Robert M. Beil Director	—	—	—		47,500	10,000

George J. Bunze Director	—	—	—		52,000	10,000

Robert J. Foster Director	—	—	—		56,000	10,000

James Pantelidis Director	—	—	—		43,500	10,000

Jorge N. Quintas Director	—	—	—		39,000	10,000

Melbourne F. Yull Director	—	—	260,935	(2)	42,000	10,000

2013	Annual Compensation					Long-Term Compensation
Name and principal position	Salary $ (1)	Bonus $	Other $		Director/ Committee Fees $	Options granted

Gregory A. Yull Director, CEO & President	514,423	759,139	24,566	(3)	—	265,000

Bernard J. Pitz Chief Financial Officer(4)	390,297	568,822	29,818	(5)	—	90,000

Shawn Nelson Sr. Vice-President Sales	321,037	306,095	—		—	50,000

Douglas Nalette Sr. Vice-President Operations	337,235	321,538	—		—	50,000

Joseph Tocci Sr. Vice-President Logistics & Supply Chain	299,986	286,023	—		—	50,000

(1)	Represents amounts included in each executive’s W-2, rather than the base salary amount.
(2)	Mr. Yull receives a pension from the Company (see Pension and Other Post-Retirement Benefit Plans subsection below).
(3)	Represents a Company leased vehicle and tax gross up paid by the Company to Mr. Yull pursuant to the terms of Mr. Yull’s employment agreement.
(4)	As disclosed above, Mr. Pitz served as the Company’s Chief Financial Officer through January 30, 2014.
(5)	Represents amounts paid with respect to relocation.

2013 Senior Management Bonus Plan

Each of the members of senior management received a performance bonus for 2013. Bonuses were paid based on the level of achievement of financial objectives of the Company. The Company attributes to each executive, depending on his or her management level, a bonus target level set as a percentage of his or her salary, representing the amount which will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and twice the target bonus, based on the level of achievement of the predetermined objectives set out at the beginning of the fiscal year. The objectives and weight attached thereto are re-evaluated on an annual basis by the Compensation Committee and communicated to the relevant individuals.

For the fiscal year ended December 31, 2013, the bonuses were based on the Company achieving certain target amounts for:

(i)	Adjusted EBITDA, which the Company defines as net earnings (loss) before (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; (vi) depreciation of property, plant and equipment; (vii) manufacturing facility closures, restructuring and other related charges; (viii) stock-based compensation expense; (ix) impairment of goodwill; (x) impairment of long-lived assets and other assets; (xi) write-down on assets classified as held-for-sale; and (xii) other discrete items as disclosed; and

(ii)	Cash flows from operations after changes in working capital.

At the Compensation Committee’s recommendation, the Board of Directors elected to use Adjusted EBITDA in determining bonuses for 2013 because certain expenses and charges incurred by the Company during the year (e.g., manufacturing facility closures, restructuring and other related charges) were in the long term interest of the Company and that such amounts should not impact the ability of senior management to achieve the performance bonus targets.

The target amount for Adjusted EBITDA for 2013 was set at $96,000,000.00 (the “Adjusted EBITDA Target”) and the target amount for cash flows from operations after changes in working capital was $73,500,000.00 (the “Cash Flows Target”). The Company’s Adjusted EBITDA for 2013 was $103,056,000 which was 107.3% of the Adjusted EBITDA Target. The Company’s cash flows from operations after changes in working capital for 2013 was $82,160,000 which was 111.8% of the Cash Flows Target. The utilization of Adjusted EBITDA, rather than EBITDA, had the effect of increasing the bonus payable to the members of senior management.

The following table presents the target incentive compensation as a percentage of salary, the indicators used in 2013 to measure the Company’s performance for purposes of the short term incentive compensation program and their relative weight.

		Gregory A. Yull		Bernard J. Pitz		Shawn Nelson		Douglas Nalette		Joseph Tocci
2013 Annual Base Salary		$525,000		$393,382		$323,575		$339,900		$302,357
Incentive compensation as a percentage of salary	Minimum Target Maximum	0 100 150	% % %	0 100 150	% % %	0 50 100	% % %	0 50 100	% % %	0 50 100	% % %

Relative weight of financial indicators
Adjusted EBITDA		50%		50%		50%		50%		50%

Cash flows from operations after changes in working capital		50%		50%		50%		50%		50%

Total		100%		100%		100%		100%		100%

The bonus is calculated using, for each of the Adjusted EBITDA and Cash flows from operations after changes in working capital objectives, the following formula and is equal to the sum of all results:

Annual Base salary X number of applicable months	X	Bonus percentage (as determined based on the performance relative to the applicable objective’s target and as capped by the applicable maximum)	X	Weight of financial indicator
12 months

Members of senior management were also eligible for prorated bonus amounts if between 90% and 100% of the target objectives were achieved by the Company.

The members of senior management were also eligible for an additional bonus calculated using an Adjusted EBITDA target amount of $105,000,000.00 (the “Reach Adjusted EBITDA Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum):

Actual Adjusted EBITDA – Adjusted EBITDA Target	X	Maximum bonus amount-Target bonus amount	X	Weight of financial indicator

Reach Adjusted EBITDA Target – Adjusted EBITDA Target

The members of senior management were also eligible for an additional bonus calculated using a Cash Flows target amount of $78,100,000.00 (the “Reach Cash Flows Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum):

Actual Cash flows from operations after changes in working capital - Cash Flows Target	X	Maximum bonus amount-Target bonus amount	X	Weight of financial indicator

Reach Cash Flows Target – Cash Flows Target

The following table presents the objectives for 2013 approved by the Board of Directors and the results achieved by the Company:

	Target	Result	Evaluation of Performance
Adjusted EBITDA	$96,000,000	$103,056,000	107.3%
Cash flows from operations after changes in working capital	$73,500,000	$82,160,000	111.8%
Reach Adjusted EBITDA	$105,000,000	$103,056,000	98.1%
Reach Cash Flows	$78,100,000	$82,160,000	105.2%

The following table presents, for each target objective, the bonus amount earned by each member of senior management for 2013.

	Gregory A. Yull	Bernard J. Pitz	Shawn Nelson	Douglas Nalette	Joseph Tocci
Adjusted EBITDA Target	$262,500	$196,691	$80,894	$84,975	$75,589
Cash Flows Target	$262,500	$196,691	$80,894	$84,975	$75,589
Reach Adjusted EBITDA Target	$102,889	$77,095	$63,413	$66,613	$59,256
Reach Cash Flows Target	$131,250	$98,345	$80,894	$84,975	$75,589

Total	$759,139	$568,822	$306,095	$321,538	$286,023

Defined Contribution Pension Plans

The Company maintains defined contribution pension plans in the United States and Canada. Each member of senior management participates in the “US Plan”. The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Company may make discretionary contributions for the benefit of eligible employees. The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The following table sets out the Company’s contributions to the pension plan payable for 2013 for each member of senior management.

Name	Company Contributions $
Gregory A. Yull	15,300
Bernard J. Pitz	15,300
Shawn Nelson	15,300
Douglas Nalette	15,300
Joseph Tocci	15,300

Total Cash Payments

Total cash payments for employee future benefits for 2013, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $7.9 million ($7.8 million in 2012).

Executive Employment Contracts and Change of Control Agreements

The following agreements between the Company and members of senior management were in effect at the end of the Company’s most recently-completed financial year.

The Company entered into “change of control” agreements as of January 2001 with Shawn Nelson (Sr. Vice-President Sales), as of October 28, 2004 with Douglas Nalette (Sr. Vice-President Operations), as of September 8, 2006 with Joseph Tocci (Sr. Vice-President Logistics & Supply Chain) and as of November 17, 2009 with Bernard J. Pitz (Chief Financial Officer). These agreements provide that if, within a period of six months after a change of control of the Company: (a) the executive voluntarily terminates his employment with the Company; or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to, subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, in deferred compensation, a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to either 12 or 24 months of such executive’s base remuneration at the effective date of such resignation or termination as follows: Shawn Nelson, 12 months, Douglas Nalette, 12 months, Joseph Tocci, 12 months, and Bernard Pitz, 24 months, and continued insurance coverage then in effect if permitted by its carrier during such period.

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

On August 2, 2010, the Company entered into an Executive Employment Agreement with Gregory A. Yull. Pursuant to the terms of the Agreement, Mr. Yull shall receive an annual base salary of $450,000, increased to $475,000 commencing June 1, 2011 and $500,000 commencing on June 1, 2012. Mr. Yull shall also be entitled to a performance bonus for each fiscal year ranging from zero to 150% of his then current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Yull and the Board. For 2013, Mr. Yull’s bonus was based on the Company achieving certain target amounts for Adjusted EBITDA Targets and Cash Flow Targets, as further described above in the Section entitled “2013 Senior Management Bonus Plan”. During the first three years of Mr. Yull’s employment, commencing June 8, 2010, Mr. Yull shall be granted 350,000 stock options annually in accordance with the Company’s Executive Stock Option Plan (“ESOP”) and thereafter at the discretion of the Board of Directors. In 2012, instead of receiving an award of 350,000 stock options in accordance with his employment agreement, Mr. Yull agreed to receive 500,905 stock appreciation rights under the Company’s 2012 Stock Appreciation Rights Plan described below. The options to be granted during each of the first three years shall become exercisable in annual increments of 25% on each of the first four anniversaries of the grant date. Such options shall expire on the tenth anniversary of the grant date, subject to the early expiry provisions of the ESOP. The exercise price of such options shall be equal to the closing market price on the last trading day prior to the date of such grant. Fifty percent (50%) of the shares acquired by Mr. Yull pursuant to the exercise of the options granted under the Executive Employment Agreement must be retained by Mr. Yull and not sold or disposed of for a period of three years following the date when the option was exercised.

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

On October 30, 2009, the Company entered into an employment letter agreement with Bernard J. Pitz. Pursuant to the terms of the letter agreement, Mr. Pitz received an annual base salary of $360,000. Further, Mr. Pitz was awarded 182,927 options with a grant price of CDN$3.61. In addition, the Company agreed to cover Mr. Pitz’ relocation costs. Mr. Pitz was also entitled to a bonus ranging from zero to 150% of his then current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Pitz and the Board. For 2013, Mr. Pitz’s bonus was based on the Company’s achieving certain target amounts for Adjusted EBITDA Targets and Cash Flow Targets, as further described above in the Section entitled “2013 Senior Management Bonus Plan”.

On November 17, 2009, the Company entered into a second letter agreement with Mr. Pitz. Pursuant to the terms of the letter agreement, in the event the Company terminated Mr. Pitz’s employment for any reason other than Cause as defined in the letter agreement, or Mr. Pitz terminated his employment for Good Reason as defined in the letter agreement, Mr. Pitz was to have been entitled to severance pay in an amount equal to 12 times his highest total base monthly salary received in any one month during the twelve months prior to Mr. Pitz’s last day of employment, provided that if Mr. Pitz’s termination of employment occurs within twelve months of the appointment of a Chief Executive Officer of the Company other than Gregory A. Yull, then the severance payment due to Mr. Pitz shall be equal to 24 times Mr. Pitz’ highest monthly salary. Subject to the restrictions of Section 409A of the Internal Revenue Code of 1986 (“Section 409A”), such amount was to have been paid in either 12 or 24 equal monthly instalments as applicable (“Severance Period”). In the event there was a Section 409A Change in Control within 6 months prior to Mr. Pitz’s termination of employment or during the Severance Period, the remainder of the unpaid severance payments was to have been accelerated and paid in a single lump sum within 10 days after the 409A Change in Control occurs, subject to Section 409A. In the event of an occurrence of Good Reason and Mr. Pitz had not terminated his employment within 60 days of the occurrence, he would have been deemed to have waived such Good Reason. If Mr. Pitz’s employment had terminated for Cause, or he had resigned without Good Reason, or retires, then Mr. Pitz would not have been eligible for severance pay. Mr. Pitz also was entitled to participate in the benefits under the Company’s medical, dental, vision, life insurance and accidental death and dismemberment coverage during the Severance Period, subject to the then current cost sharing features of the plans. In the event Mr. Pitz obtains other employment during the first twelve months of severance payments, the Company’s obligation to pay such severance shall cease. In the event Mr. Pitz obtains employment after twelve months but during the remainder of the Severance Period, the severance payments shall be reduced by the amount of compensation paid to Mr. Pitz by his subsequent employer.

On November 17, 2009, the Company also entered into a “change of control” agreement with Mr. Pitz. The agreement provided that if, within a period of six months after a change of control of the Company: (a) Mr. Pitz voluntarily terminated his employment with the Company; or (b) the Company terminated his employment without cause, Mr. Pitz would have been entitled to, subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, in deferred compensation, a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to 24 months of Mr. Pitz’s base remuneration at the effective date of such resignation or termination. Mr. Pitz was also entitled to continued insurance coverage then in effect if permitted by its carrier during such period.

Executive Stock Option Plan

In 1992, the Company adopted the Executive Stock Option Plan (the “ESOP”). Since its adoption, the ESOP has been amended on several occasions. The ESOP provides that the total number of common shares reserved for issuance thereunder is equal to 10% of the issued and outstanding common shares of the Company from time to time. The ESOP is considered to be an “evergreen” plan, because the number of common shares covered by options which have been exercised will be available for subsequent grants under the ESOP and the number of options available for grants increases as the number of issued and outstanding common shares of the Company increases. As such, under the rules of the Toronto Stock Exchange, a security-based arrangement such as the ESOP must, when initially put in place, receive shareholder approval at a duly-called meeting of shareholders and the unallocated options are subject to ratification by shareholders every three years thereafter. All unallocated options under the ESOP were ratified, confirmed and approved by shareholders at a special meeting of shareholders of the Company held on September 6, 2012.

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

The following is a description of certain features of the ESOP (for further details regarding the ESOP, please see Exhibit 4.1 to this Form 20-F):

(a)	options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested options under a particular grant expire 36 months after the vesting date of the last tranche of such grant for directors who are not officers of the Company, 24 months after the vesting date of the last tranche of such grant for officers of the Company excluding the CEO, and 72 months after the vesting date of the last tranche of such grant for the CEO;

(b)	options vest at the rate of 25% per year, beginning, in the case of options granted to employees, on the first anniversary date of the grant and, in the case of options granted to directors who are not officers of the Company, on the date of the grant;

(c)	the exercise price of the options is determined by the Board of Directors, but cannot be less than the “Market Value” of the common shares of the Company, defined in the ESOP as the closing price of the common shares on the Toronto Stock Exchange for the day immediately preceding the effective date of the grant; and

(d)	certain limitations exist on the number of options, common shares reserved for issuance, number of common shares issuable and the number of common shares issued to certain individuals over certain time periods.

As of December 31, 2013, there were options outstanding under the ESOP to purchase an aggregate of 2,264,177 common shares, representing 3.7% of the issued and outstanding common shares of the Company, and a total of 987,927 options exercisable. During 2013, 830,000 options were granted.

Option Grants During the Most Recently Completed Fiscal Year

The following table sets out the details of all grants of options to the Directors and members of senior management during the fiscal year ended December 31, 2013.

Name	Options granted	% of total options granted in financial year	Exercise price CDN$	Market value on date of grant CDN$	Expiration date
Eric E. Baker	10,000	1.2	12.04	12.04	06/05/2019
Robert M. Beil	10,000	1.2	12.04	12.04	06/05/2019
George J. Bunze	10,000	1.2	12.04	12.04	06/05/2019
Robert J. Foster	10,000	1.2	12.04	12.04	06/05/2019
James Pantelidis	10,000	1.2	12.04	12.04	06/05/2019
Jorge N. Quintas	10,000	1.2	12.04	12.04	06/05/2019
Gregory A. Yull	265,000	31.9	12.04	12.04	06/05/2023
Melbourne F. Yull	10,000	1.2	12.04	12.04	06/05/2019
Bernard J. Pitz	90,000	10.8	12.04	12.04	06/05/2019
Joseph Tocci	50,000	6.0	12.04	12.04	06/05/2019
Shawn Nelson	50,000	6.0	12.04	12.04	06/05/2019
Douglas Nalette	50,000	6.0	12.04	12.04	06/05/2019

Year-End Unexercised Options and Option Values

The following table sets out for each of the Directors and members of senior management the total number of unexercised options held as of December 31, 2013 and the value of such unexercised options at that date.

Name	Number of unexercised options at fiscal year-end Exercisable / Unexercisable	Value of unexercised “in the money” options at fiscal year- end Exercisable / Unexercisable CDN$ (1)
Eric E. Baker	67,500 /12,500	784,175 / 77,325
Robert M. Beil	10,000 / 12,500	96,975 / 77,325
George J. Bunze	2,500 / 12,500	4,975 / 77,325
Robert J. Foster	15,000 / 12,500	156,175 / 77,325
James Pantelidis	2,500 / 7,500	4,975 / 14,925
Jorge N. Quintas	5,000 / 12,500	34,575 / 77,325
Gregory A. Yull	437,500 / 527,500	5,368,125 / 3,772,725
Melbourne F. Yull	20,000 / 12,500	215,375 / 77,325
Bernard J. Pitz	232,927 / 140,000	2,517,599 / 790,600
Joseph Tocci	21,250 / 83,750	256,475 / 508,850
Shawn Nelson	51,250 / 83,750	616,550 / 508,850
Douglas Nalette	51,250 / 83 750	616,550 / 508,850

(1)	The value of unexercised “in-the-money” options is calculated using the closing price of the common shares of the Company on the Toronto Stock Exchange on December 31, 2013 (CDN$14.03 less the respective exercise prices of the options.)

2012 Stock Appreciation Rights Plan

The Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan on June 20, 2012 in lieu of granting stock options in 2012. The purpose of the 2012 Stock Appreciation Rights Plan is to (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the

Company’s development; and (c) attract and retain the key employees necessary for the Company’s long-term success. The 2012 Stock Appreciation Rights Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award stock appreciation rights (“SARs”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years. No SARs were granted in 2013.

The following table sets out for each of the Directors and members of senior management the total number of SARs held as of December 31, 2013 and the value of such unexercised SARs at that date.

Name	Number of unexercised SARs at fiscal year-end Exercisable / Unexercisable	Value of unexercised SARs at fiscal year-end Exercisable / Unexercisable CDN$ (1)
Eric E. Baker	5,000 / 5,000	32,350 / 32,350
Robert M. Beil	5,000 / 5,000	32 350 / 32,350
George J. Bunze	5,000 / 5,000	32,350 / 32,350
Robert J. Foster	5,000 / 5,000	32,350 / 32,350
James Pantelidis	15,000 / 15,000	97,050 / 97,050
Jorge N. Quintas	5,000 / 5,000	32,350 / 32,350
Gregory A. Yull	125,226 / 375,679	810,214 / 2,430,642
Melbourne F. Yull	5,000 / 5,000	32,350 / 32,350
Bernard J. Pitz	41,250 / 123,750	266,888 / 800,663
Joseph Tocci	20,000 / 60,000	129,400 / 388,200
Shawn Nelson	20,000 / 60,000	129,400 / 388,200
Douglas Nalette	20,000 / 60,000	129,400 / 388,200

(1)	The value of unexercised SARs is calculated using the closing price of the common shares of the Company on the Toronto Stock Exchange on December 31, 2013 (CDN$14.03 less the base price of the SARs.).

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

Term

The Company has eight Directors. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on June 11, 2014, at which time the current term of each Director will expire.

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

Mr. Beil joined the Dow Chemical Company in 1975 after graduating from Youngstown State University with a BA Degree in Industrial Marketing. During a thirty-two year career with Dow, Mr. Beil held numerous sales and marketing executive positions, where he had responsibility for the implementation of company compensation schemes for large organizations. In addition, he spent a portion of his career working in Dow’s Human Resources function, which was responsible for compensation design for Dow, a Fortune 500 company.

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

Mr. Quintas graduated in Management at INP-Lisbon and initialized his professional career in ALCAN (England). Later he became a Board Member in several industrial companies from power and telecommunication cable production to Optic Fibers. He was a Board Member at Portgás, city gas distribution in Portugal. Presently Mr. Quintas is the Chairman of Nelson Quintas Group, in Portugal and Board Member of: ECODEAL- dangerous waste recycling plant, NQT- Telecommunication Network in Rio de Janeiro (Brasil) and Audit Committee of Serralves Foundation.

The mandate of the Human Resources and Compensation Committee consists of ensuring the direction and implementation of the Company’s wage and compensation plans, policies, and programs, and in ensuring that a succession plan is put in place to deal with the Company’s future needs regarding human resources, with respect to the Chief Executive Officer and other key executives.

The Human Resources and Compensation Committee Charter is included as Exhibit 15.2 to this Form 20-F.

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

The Audit Committee’s Charter is included as Exhibit 15.2 to this Form 20-F.

D.	EMPLOYEES

As of December 31, 2013, the Company had 1,869 total employees, 349 in Canada, 1,442 in the US, 67 in Portugal, and 11 in Mexico and Europe. As of December 31, 2013, 373 held either sales-related, administrative, information technology or research and development positions and 1,496 of whom were employed in operations. Approximately 150 hourly employees at the Company’s Marysville plant are unionized and subject to a collective bargaining agreement which expires on April 30, 2015. Approximately 170 hourly employees at the Company’s Menasha plant are unionized and subject to a collective bargaining agreement which expires on July 31, 2015. Approximately 90 hourly employees at the Company’s Carbondale plant are unionized and subject to a collective bargaining agreement which expires on March 4, 2015. Approximately 20 hourly employees at the Company’s Langley, British Columbia plant are unionized and subject to a collective bargaining agreement which was scheduled to expire on March 31, 2014 but has been amended as of August 22, 2013 for a new effective term from April 1, 2014 to March 31, 2019. Other than the strike at its Brantford, Ontario plant, which was closed in the second quarter of 2011, the Company has never experienced a work stoppage and it considers its employee relations to be satisfactory. The Company does not employ a significant number of temporary employees.

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

The following table sets out for each of the Directors and members of senior management as of March 17, 2014, the number of shares of the Company owned or controlled by each.

NAME	NUMBER OF SHARES OWNED
Eric E. Baker	3,019,039
Robert M. Beil	52,196
George J. Bunze	56,871
Robert J. Foster	67,500
James Pantedilis	5,000
Jorge N. Quintas	24,657
Gregory A. Yull	383,070
Melbourne F. Yull	2,200,120
Bernard J. Pitz	19,286
Joseph Tocci	57,464
Shawn Nelson	114,843
Douglas Nalette	100,588

As of March 17, 2014, the Directors and senior management owned an aggregate of 6,100,634 common shares of the Company, being 10% of the issued and outstanding common shares of the Company. The common shares held by the Directors and senior management do not have different voting rights from those held by the other shareholders of the Company.

Please see the heading “Executive Stock Option” above in this section for a description of the Company’s Amended Executive Stock Option Plan.

The following table sets forth all vested and unvested outstanding options granted to the Company’s Directors and senior management through March 17, 2014:

Name	Number of options	Exercise price of options CDN$	Expiration date of options
Eric E. Baker	50,000	2.19	06/10/2016
	20,000	1.55	06/07/2017
	10,000	12.04	06/05/2019
Robert M. Beil	2,500	2.19	06/10/2016
	10,000	1.55	06/07/2017
	10,000	12.04	06/05/2019
George J. Bunze	5,000	1.55	06/07/2017
	10,000	12.04	06/05/2019
Robert J. Foster	7,500	2.19	06/10/2016
	10,000	1.55	06/07/2017
	10,000	12.04	06/05/2019
James Pantelidis	10,000	12.04	06/05/2019
Jorge N. Quintas	2,500	2.19	06/10/2016
	5,000	1.55	06/07/2017
	10,000	12.04	06/05/2019
Melbourne F. Yull	12,500	2.19	06/10/2016
	10,000	1.55	06/07/2017
	10,000	12.04	06/05/2019
Gregory A. Yull	350,000	1.90	08/05/2020
	350,000	1.55	06/07/2021
	265,000	12.04	06/05/2023
Bernard J. Pitz	182,927	3.61	11/12/2015
	100,000	1.80	06/27/2017
	90,000	12.04	06/05/2019
Joseph Tocci	17,500	2.19	06/10/2016
	37,500	1.80	06/27/2017
	50,000	12.04	06/05/2019
Shawn Nelson	35,000	2.19	06/10/2016
	50,000	1.80	06/27/2017
	50,000	12.04	06/05/2019
Douglas Nalette	35,000	2.19	06/10/2016
	50,000	1.80	06/27/2017
	50,000	12.04	06/05/2019

Item 7:	Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS

As of December 31, 2013, to the knowledge of the Company, the following are the only persons who beneficially own, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company (“Major Shareholders”), along with a three-year history of their stock ownership:

Name and place of residence	# / % 12/31/2013	# / % 12/31/2012	# / % 12/31/2011
Fidelity Management & Research Co. (1) Boston, Massachusetts	7,744,300 / 12.74	0 / 0.00	0 / 0.00
Letko, Brosseau & Associates Inc.(2) Montreal, Québec	4,961,618 / 8.16	10,084,641 / 16.91	12,798,950 / 21.71
O’Shaughnessy Asset Management, LLC(3) Stamford, Connecticut	3,800,000 / 6.25	3,300,000 / 5.53	0 / 0.00
Mackenzie Financial Corporation (3) Toronto, Ontario	3,250,000 / 5.35	3,250,000 / 5.45	2,950,000 / 5.00
BlackRock, Inc. (4) New York, New York	3,128,807 / 5.15	0 / 0.00	0 / 0.00

(1)	Based on report dated February 14, 2014 filed by FMR LLC with the United States Securities and Exchange Commission.
(2)	Based on report dated February 13, 2014 filed by Letko, Brosseau & Associates Inc. with the United States Securities and Exchange Commission.
(3)	Based on an email from a shareholder analyst listing the number of shares owned as of December 31, 2013.
(4)	Based on report dated January 17, 2014 filed by BlackRock, Inc. with the United States Securities and Exchange Commission.

The Major Shareholders of the Company do not have any voting rights that differ from the other shareholders of the Company.

As of December 31, 2013, of the 60,776,649 common shares issued and outstanding, approximately 49,195,697 are held in Canada and 11,580,952 in the United States, being 80.9% and 19.1%, respectively. Also as of December 31, 2013, the number of record holders in Canada and in the United States are 13 and 42, respectively.

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal person. There are no arrangements known to the Company that could result at a subsequent date in a change of control of the Company.

B.	RELATED PARTY TRANSACTIONS

To the knowledge of the Company, none of its directors or officers or any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to the Company’s shares, or any associate or affiliate of any such person, has any material interest in any transaction since the beginning of the last completed financial year or in any proposed transactions that has materially affected or will materially affect the Company or any of its affiliates.

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

The Consolidated Financial Statements of Intertape for the years ended December 31, 2013, 2012 and 2011 include the following:

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

Consolidated Changes in Shareholders’ Equity

Consolidated Cash Flows

Consolidated Balance Sheets

Notes to Consolidated Financial Statements

Dividends

The Board of Directors of the Company adopted a Dividend Policy on August 14, 2012 providing for semi-annual dividend payments. On August 14, 2013, the Board of Directors modified the Company’s dividend policy to provide for quarterly dividend payments. So long as the payments do not result in a violation of the Company’s covenants with its lenders, there are no other restrictions that would prevent the Company from paying dividends. The following table sets forth the dividends paid as of December 31, 2013:

	Date Declared	Record Date	Date Paid	Amount per Share
Dividends per Share
	8/14/2012	9/21/2012	10/10/2012	CDN$	0.08
	3/6/2013	3/25/2013	4/10/2013	USD$	0.08
	8/14/2013	9/16/2013	9/30/2013	USD$	0.08
	11/12/2013	12/16/2013	12/30/2013	USD$	0.08

The Company has determined it is appropriate to pay its dividend in US dollars because most of its cash flows are in US dollars. The Company has paid no other dividend in the past three years other than as set forth above. For details regarding the Company’s covenants with its lenders please refer to the ABL Loan and Security Agreement filed as Exhibit 4.3 to this Form 20-F.

B.	SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements.

Item 9:	The Offer and Listing

A.	OFFER AND LISTING DETAILS

The following table sets forth the reporting of the high and low closing prices for Intertape shares on the Toronto Stock Exchange for the periods indicated. Also set forth below are the high and low closing prices for Intertape shares on the New York Stock Exchange through December 2009 and the OTC Pink Marketplace from 2010 through 2012. The Company voluntarily delisted its shares of common stock from the New York Stock Exchange effective December 3, 2009.

		Toronto Stock Exchange (CDN$)		New York Stock Exchange (US$)* OTC Pink Marketplace
Year	Period	High	Low	High		Low
2009	Annual	3.07	0.39	2.90	*	0.26	*
2010	Annual	3.60	0.92	3.43		0.93
2011	Annual	3.39	1.02	3.30		1.04
2012	Annual	9.07	3.12	9.17		3.08
2013	Annual	15.53	8.05	15.04		8.17

2013	First Quarter	11.04	8.05	10.86		8.17
	Second Quarter	13.03	10.75	12.50		10.51
	Third Quarter	15.53	11.55	15.04		11.26
	Fourth Quarter	15.25	12.52	14.89		11.95

2012	First Quarter	4.70	3.17	4.65		3.10
	Second Quarter	7.85	4.72	7.65		4.75
	Third Quarter	9.00	6.12	9.11		6.21
	Fourth Quarter	8.28	6.10	8.40		6.03

2013	September	15.53	14.71	15.04		14.09
	October	15.25	14.73	14.89		14.18
	November	15.13	12.52	14.46		11.95
	December	14.35	13.53	13.47		12.74

2014	January	13.52	11.42	12.68		10.18
	February	13.34	12.05	12.17		11.29

Intertape has authorized an unlimited number of voting common shares without par value. The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares. As of December 31, 2013, there were 60,776,649 issued and outstanding common shares and no issued and outstanding preferred shares of the Company.

B.	PLAN OF DISTRIBUTION

Not Applicable.

C.	MARKETS

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol “ITP.” The Company’s common shares were traded on the New York Stock Exchange under the symbol “ITP” until December 3, 2009, the effective date of the Company’s voluntary delisting. The Company’s common shares are traded in the US on the OTC Pink Marketplace.

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

Non-executive directors are required to own a minimum of 50,000 Common Shares by August 2014 in order to remain eligible for future option grants, with the exception of one director appointed in May 2012 who has until May 2015 to be in compliance.

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

3. The rights of the holders of the Class A preferred shares may be amended only with the prior approval of two-thirds of the holders of the Class A preferred shares in addition to any other approvals required by the Act.

There are no preferred shares currently issued and outstanding.

4. Subject to compliance with the Act, the annual shareholders meeting shall be convened on such day each year and at such time as the Board of Directors may by resolution determine. Special meetings of the shareholders may be convened by order of the Chairman of the Board, the President or a Vice President who is a director or by the Board of Directors to be held at such time and place as may be specified in such order. Special meetings of the shareholders may also be called by written request to the Board of Directors signed by shareholders holding between them not less than five percent (5%) of the outstanding shares of the Company entitled to vote at such meeting. Such request shall state the business to be transacted at the meeting and sent to the registered office of the Company. In the event the Board of Directors does not call the meeting within twenty-one (21) days after receiving the request, then any shareholder who signed the request may call the meeting.

5. The Articles of Amalgamation of Intertape do not contain limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s shares.

6. The Articles of Amalgamation and the Bylaws contain no provision that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

C.	MATERIAL CONTRACTS

The following is a description of the material contracts the Company was a party to during the last two fiscal years ended December 31, 2013, regardless of when they were initially entered into by Intertape Polymer Group, either directly or through one of its subsidiaries, and that are not in the ordinary course of the Company’s business:

•

a Purchase Agreement, Registration Rights Agreement and Indenture each dated as of July 28, 2004, in connection with the issuance by Intertape Polymer US Inc., a finance subsidiary of Intertape Polymer Group, of the aggregate principal amount of US$125.0 million of 8.5% Senior Subordinated Notes due 2014. The Notes were offered to institutional investors and were guaranteed on a senior subordinated basis by the Company and substantially all of its subsidiaries. Interest accrued and was payable on the Notes semi-annually in arrears on February 1 and August 1. On August 13, 2013, the Company redeemed the remaining balance of the outstanding

Notes fully discharging and satisfying the Notes and Indenture. For a copy of the Purchase Agreement, Registration Rights Agreement, and Indenture, as well as details of the terms of the Senior Subordinated Notes, see Exhibit 4.2 to this Form 20-F.

•	a Loan and Security Agreement dated March 28, 2008 (and since amended on June 18, 2008, March 23, 2011, February 1, 2012, and November 25, 2013), among certain subsidiaries of the Company, the Lenders referred to therein, and Bank of America, N.A., as Agent, for a $200.0 million asset based loan (“ABL”). The amount of borrowings available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is determined by calculating a percentage of eligible trade accounts receivable, inventories and property, plant, and equipment. The ABL is priced at Libor plus a loan margin determined from a pricing grid. The loan margin declines as unused availability increases. The loan grid ranges from 1.75% to 2.25%. Unencumbered real estate is subject to a negative pledge in favor of the ABL lenders. However, the Company retains the ability to secure financing on all or a portion of its owned real estate up to $35 million of real estate mortgage financing and have the negative pledge in favor of the ABL lenders terminated. The Company has the ability to secure financing up to $45 million in connection with the purchase of fixed assets under a permitted purchase money debt facility. The ABL has one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL) less capital expenditures and pension plan payments in excess of pension plan expense to the sum of debt service and the amortization of the value of equipment in the borrowing base. The financial covenant becomes effective only when unused availability drops below $25.0 million. The ABL matures in February 2017. For a copy of the Loan and Security Agreement, see Exhibit 4.3 to this Form 20-F.

•	an Equipment Finance Agreement dated August 14, 2012 in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through March 31, 2014. The Equipment Finance Agreement allows for periodic scheduling of amounts with each schedule having a term of sixty months and a fixed interest rate for leases scheduled prior to January 1, 2014. For a copy of the Loan and Security Agreement, see Exhibit 4.4 to this Form 20-F. The Company has entered into the four schedules as listed below.

Date Entered	Amount	Interest Rate	Payments	Last Payment due
September 27, 2012	$2.7 million	2.74%	$48,577	October 1, 2017
December 28, 2012	$2.6 million	2.74%	$46,258	January 1, 2018
June 28, 2013	$2.2 million	2.90%	$39,329	July 1, 2018
December 31, 2013	$14.7 million	2.90%	$263,450	January 1, 2019

A copy of all of the foregoing contracts, except as otherwise noted, are available as Exhibits to this Form 20-F.

D.	EXCHANGE CONTROLS

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

A US Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes. The following is a discussion of such three alternative tax regimes applied to such US Holders of the Company. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a “controlled foreign corporation” (as defined below) and a US Holder owns, directly or indirectly, ten percent (10%) or more of the total combined voting power of classes of shares of such foreign corporation (See more detailed discussion at “Controlled Foreign Company” below).

A US Holder who makes a valid election to treat the Company as a Qualified Electing Fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) “net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the US Holder and (ii) “ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the US Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

The effective QEF election allows a US Holder to (i) generally treat any gain realized on the disposition of their common shares of the Company (or deemed to be realized on the pledge of their shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the US Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible. US Holders should be aware that there can be no assurance that the Company will satisfy the recordkeeping requirements that apply to a QEF, or that the Company will supply US Holders with the information that such US Holders require to report under the QEF rules, in the event that the Company is a PFIC and a US Holder wishes to make a QEF election.

A US Holder who makes a valid mark-to-market election is required include, under Section 1296 of the Code, in ordinary income for any taxable year in which the Company qualifies as a PFIC, an amount equal to the excess, if any, of the fair market value of the Company’s stock held by the US Holder at year-end over the US Holder’s tax basis in such stock. Any amount by which the US Holder’s stock basis exceeds the fair market value of stock held at year-end will be allowed as an ordinary loss deduction to the extent of the unreversed inclusions with respect to such stock. Gain on a sale or other disposition of the stock will be subject to ordinary income tax rates, and a loss on a disposition is deductible as an ordinary loss to the extent it does not exceed the unreversed inclusions attributable to the stock. An effective mark-to-market election allows a US Holder to avoid interest charges resulting from PFIC status where a QEF election may not be available.

If a US Holder does not make a valid QEF election or a mark-to-market election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-electing US Holder”), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares of the Company and (ii) certain “excess distributions”, as specifically defined, by the Company.

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

Under Section 1291(f) of the Code, the IRS has issued proposed regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing US Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of the Company common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. A US Holder that makes a valid QEF or a mark-to-market election (an “Electing US Holder”) would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee’s basis in this case will depend on the manner of the transfer. In a transfer at death, for example, the transferee’s basis is equal to (i) the fair market value of the Electing US Holder’s common shares, less (ii) the excess of the fair market value of the Electing US Holder’s common shares reduced by the US Holder’s adjusted basis in these common shares at death. The specific tax effect to the US Holder and the transferee may vary based on the manner in which the common shares are transferred. Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation and what elections may or may not be available.

Certain special, generally adverse, rules will apply with respect to common shares of the Company while the Company is a PFIC whether or not it is treated as a QEF or a mark-to-market election is made. For example under Section 1297(b)(6) of the Code, a US Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Company

If more than 50% of the voting power of all classes of shares or the total value of the shares of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of shares of the Company (“United States shareholder”), the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code. This classification would affect many complex results one of which is the inclusion of certain income of a CFC which is subject to current US tax. The United States generally taxes a United States shareholder of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such US shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current US tax on their pro rata shares of the CFC’s earnings invested in US property. The foreign tax credit described above may reduce the US tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a US Holder of common shares of the Company who is or was a United States shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States shareholders of the CFC. This rule generally will be effective for taxable years of United States shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States shareholders. Special rules apply to United States shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to US Holders of common shares of the Company, a more detailed review of these rules is outside of the scope of this discussion.

F.	DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.	STATEMENT BY EXPERTS

Not Applicable.

H.	DOCUMENTS ON DISPLAY

The documents referred to in this Form 20-F may be viewed at the Company’s office located at 100 Paramount Drive, Suite 300, Sarasota, Florida 34232.

I.	SUBSIDIARY INFORMATION

Not Applicable.

Item 11: Quantitative and Qualitative Disclosures About Market Risk

Information for this Item is set forth in Note 21 to the 2013 audited Consolidated Financial Statements under Item 18 hereof.

Item 12: Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13: Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14: Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15: Controls and Procedures

Disclosure Controls and Procedures. Intertape Polymer Group Inc. (“Intertape Polymer Group” or the “Company”) maintains disclosure controls and procedures designed to ensure not only that information required to be disclosed in its reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, but also that information required to be disclosed by Intertape Polymer Group is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer of Intertape Polymer Group conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2013. They concluded based on such evaluation that the Company’s disclosure controls and procedures were effective.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 based on the criteria established in 1992 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013 based on those criteria.

The Company’s independent auditors, Raymond Chabot Grant Thornton LLP, audited the annual consolidated financial statements included in this annual report and audited the Company’s internal control over financial reporting as of December 31, 2013 and included in the Consolidated Financial Statements referenced in Item 18 of this Form 20-F its report on the Company’s internal control over financial reporting.

Changes in Internal Control Over Financial Reporting. There have been no changes in Intertape Polymer Group’s internal control over financial reporting that occurred during 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Intertape has adopted a code of ethics entitled “Intertape Polymer Group Inc. Code of Business Conduct and Ethics”, which is applicable to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and all persons performing similar functions. A copy of the Company’s Code of Business Conduct and Ethics has been posted on the Company’s website at http://www.intertapepolymer.com under “Investor Relations”, “Corporate Governance”, “Governance Documents”. Any amendments to, or waiver from, any provision of the Code of Business Conduct and Ethics will be posted on our website at the above address.

Item 16C:	Principal Accountant Fees and Services

The following table sets forth the fees billed (in US dollars) for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, Intertape’s independent auditors, for the fiscal years ended December 31, 2013 and December 31, 2012:

	Year ended December 31,
	2013	2012
	$	$
Audit Fees	840,000	860,430
Audit-Related Fees	9,250	10,005
Tax Fees	78,225	75,038
All Other Fees	—	—

Total Fees	927,475	945,473

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

Item 16D:	Exemptions From the Listing Standards for Audit Committee

Not Applicable.

Item 16E:	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable.

Item 16F:	Change In Registrant’s Certifying Accountant

Not Applicable.

Item 16G:	Corporate Governance

Not Applicable.

Item 16H:	Mine Safety Disclosure

Not Applicable.

PART III

Item 17: Financial Statements

Not Applicable.

Item 18: Financial Statements

The Consolidated Financial Statements required under Item 18 of this Form 20-F are attached hereto as Exhibit “A”.

Item 19: Exhibits

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

Consolidated Earnings (Loss)

Consolidated Comprehensive Income (Loss)

Consolidated Changes in Shareholders’ Equity

Consolidated Cash Flows

Consolidated Balance Sheets

Notes to Consolidated Financial Statements

B.	Exhibits:

1.1	Articles of Amalgamation as amended incorporated herein by reference to Exhibit 3.3 to S-4 filed October 26, 2004, File No. 333-119982-26.

1.2	General By-law 2003-1 incorporated herein by reference to Exhibit 3.4 to S-4 filed October 26, 2004, File No. 333-119982-26.

4.1	Amended Executive Stock Option Plan incorporated herein by reference to S-8 filed November 7, 2012, File No. 333-184797.

4.2	Purchase Agreement, Registration Rights Agreement and Indenture incorporated herein by reference to the Registration Statement filed on October 26, 2004 as Registration No. 333-119982 as amended on www.sec.gov in the United States.

4.3	Loan and Security Agreement filed under 6-K on May 8, 2008, Film No. 08813597. First and Second Amendments filed under 6-K on April 29, 2011, Film No. 11793224, Third Amendment to Loan and Security Agreement filed under 6-K on February 2, 2012, Film No. 12566721, and Fourth Amendment filed under 6-K on February 13, 2014, Film No. 001-10928.

4.4	Equipment Finance Agreement filed under 6-K on September 5, 2012, Film No. 121073380.

8.1	A list of all of Intertape’s significant subsidiaries is set forth in Item 4C of this Form 20-F.

10.1	During 2013, Intertape was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR. Intertape’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which Intertape’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Human Resources and Compensation Committee Charter incorporate herein by reference to Exhibit 14.1 to 20-F filed March 26, 2013.

15.3	Audit Committee Charter incorporate herein by reference to Exhibit 14.2 to 20-F filed March 26, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Intertape Polymer Group Inc.

	By:	/s/ Gregory A. Yull
Dated March 20, 2014		Gregory A. Yull, Chief Executive Officer

Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31, 2013, 2012 and 2011

Management’s Responsibility for Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. (the “Company”) and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.

Management is responsible for the design, establishment and maintenance of appropriate internal control and procedures over financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with IFRS. Pursuant to these internal control and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with IFRS.

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

The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP was appointed by the Shareholders at the Annual Meeting of Shareholders on June 5, 2013, to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Their reports indicating the scope of their audits and their opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Michael C. Jay

Michael C. Jay

Interim Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 11, 2014

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRS”).

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 based on the criteria established in “1992 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2013 based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2013 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in their report which follows.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Michael C. Jay

Michael C. Jay

Interim Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 11, 2014

Independent Auditor’s Report of

Registered Public Accounting Firm

To the Shareholders of

Intertape Polymer Group Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intertape Polymer Group Inc. which comprise the consolidated balance sheets as at December 31, 2013 and 2012 and the consolidated statements of earnings, comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intertape Polymer Group Inc. as at December 31, 2013 and 2012, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2013, based on the criteria established in “1992 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 11, 2014, expressed an unqualified opinion on Intertape Polymer Group Inc.’s internal control over financial reporting.

Montreal, Canada

March 11, 2014

[1] CPA auditor, CA, public accountancy permit No. A120795

Independent Auditor’s Report of

Registered Public Accounting Firm

on Internal Control over Financial Reporting

To the Shareholders of

Intertape Polymer Group Inc.

We have audited Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2013, based on criteria established in “1992 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2013 based on criteria established in “1992 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 and our report dated March 11, 2014 expressed an unqualified opinion thereon.

Montreal, Canada

March 11, 2014

[1] CPA auditor, CA, public accountancy permit No. A120795

Intertape Polymer Group Inc.

Consolidated Earnings

Years ended December 31, 2013, 2012 and 2011

(In thousands of US dollars, except per share amounts)

	2013	2012 (1)	2011 (1)
	$	$	$
Revenue	781,500	784,430	786,737
Cost of sales	623,006	645,681	673,982

Gross profit	158,494	138,749	112,755

Selling, general and administrative expenses	82,682	79,135	76,969
Research expenses	6,900	6,227	6,200

	89,582	85,362	83,169

Operating profit before manufacturing facility closures, restructuring and other related charges	68,912	53,387	29,586
Manufacturing facility closures, restructuring and other related charges (Note 4)	30,706	18,257	2,891

Operating profit	38,206	35,130	26,695
Finance costs (Note 3)
Interest	5,707	13,233	15,361
Other expense	946	1,303	2,180

	6,653	14,536	17,541
Earnings before income tax expense (benefit)	31,553	20,594	9,154
Income tax expense (benefit) (Note 5)
Current	3,622	927	688
Deferred	(39,426)	(714)	1,082

	(35,804)	213	1,770

Net earnings	67,357	20,381	7,384

Earnings per share (Note 6)
Basic	1.12	0.35	0.13
Diluted	1.09	0.34	0.12

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income (Loss)

Years ended December 31, 2013, 2012 and 2011

(In thousands of US dollars)

	2013	2012 (1)	2011 (1)
	$	$	$
Net earnings	67,357	20,381	7,384

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements designated as cash flow hedges (net of deferred income tax expense of nil in 2011)	—	—	(30)
Settlements of interest rate swap agreements, transferred to earnings (net of income tax expense of nil in 2011)	—	—	927
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil in 2012 and 2011)	—	227	867
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil in 2012 and 2011)	—	(214)	(1,015)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income tax expense of nil in 2011)	—	—	(998)
Change in cumulative translation adjustments	(3,978)	2,002	(1,729)

Items that will be reclassified subsequently to net earnings	(3,978)	2,015	(1,978)

Remeasurement of defined benefit liability (net of income tax (expense) benefit of ($6,160), $1,047 in 2012 and $1,277 in 2011) (Note 17)	11,501	(4,310)	(13,131)
Deferred tax benefit due to the recognition of US deferred tax assets (Note 5)	4,671	—	—

Items that will not be reclassified subsequently to net earnings	16,172	(4,310)	(13,131)

Other comprehensive income (loss)	12,194	(2,295)	(15,109)

Comprehensive income (loss) for the period	79,551	18,086	(7,725)

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2011 (1)

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$
Balance as of December 31, 2010	58,961,050	348,148	15,793	2,935	236	3,171	(223,027)	144,085

Transactions with owners
Stock-based compensation expense (Note 15)			818					818

Net earnings							7,384	7,384

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income tax expense of nil)					(30)	(30)		(30)
Settlement of interest rate swap agreements, transferred to earnings (net of income tax expense of nil)					927	927		927
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					867	867		867
Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					(1,015)	(1,015)		(1,015)
Gain on forward foreign exchange rate contracts recorded in earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income tax expense of nil)					(998)	(998)		(998)
Remeasurement of defined benefit liability (net of income tax benefit of $1,277) (Note 17)							(13,131)	(13,131)
Changes to cumulative translation adjustments				(1,729)		(1,729)		(1,729)

Comprehensive loss for the period				(1,729)	(249)	(1,978)	(5,747)	(7,725)

Balance as of December 31, 2011	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2012 (1)

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive income
				Cumulative
				translation	Reserve for			Total
			Contributed	adjustment	cash flow			shareholders’
	Number	Amount	surplus	account	hedges	Total	Deficit	equity
		$	$	$	$	$	$	$
Balance as of December 31, 2011 (balance carried forward)	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

Transactions with owners
Exercise of stock options (Note 15)	663,989	2,017						2,017
Excess tax benefit on exercised stock options (Note 5)		773						773
Stock-based compensation expense (Note 15)			539					539
Stock-based compensation expense credited to capital on options exercised (Note 15)		764	(764)					—
Dividends on common stock (Note 15)							(4,759)	(4,759)

	663,989	3,554	(225)				(4,759)	(1,430)

Net earnings							20,381	20,381

Other comprehensive loss
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					227	227		227
Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					(214)	(214)		(214)
Remeasurement of defined benefit liability (net of income tax benefit of $1,047) (Note 17)							(4,310)	(4,310)
Changes to cumulative translation adjustments				2,002		2,002		2,002

Comprehensive income for the period				2,002	13	2,015	16,071	18,086

Balance as of December 31, 2012	59,625,039	351,702	16,386	3,208	—	3,208	(217,462)	153,834

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2013

(In thousands of US dollars, except for number of common shares)

				Accumulated
				other
				comprehensive
	Capital stock			loss
				Cumulative
				translation		Total
			Contributed	adjustment		shareholders’
	Number	Amount	surplus	account	Deficit	equity
		$	$	$	$	$
Balance as of December 31, 2012 (balance carried forward)	59,625,039	351,702	16,386	3,208	(217,462)	153,834

Transactions with owners
Exercise of stock options (Note 15)	1,151,610	3,760				3,760
Excess tax benefit on exercised stock options (Note 5)		2,030				2,030
Excess tax benefit on outstanding stock options (Note 5)			4,675			4,675
Stock-based compensation expense (Note 15)			1,145			1,145
Stock-based compensation expense credited to capital on options exercised (Note 15)		1,709	(1,709)			—
Dividends on common stock (Note 15)					(14,567)	(14,567)

	1,151,610	7,499	4,111		(14,567)	(2,957)

Net earnings					67,357	67,357
Other comprehensive income
Remeasurement of defined benefit liability (net of income tax expense of $6,160) (Note 17)					11,501	11,501
Deferred tax benefit due to the recognition of US deferred tax assets (Note 5)					4,671	4,671
Changes to cumulative translation adjustments				(3,978)		(3,978)

Comprehensive income for the period				(3,978)	83,529	79,551

Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2013, 2012 and 2011

(In thousands of US dollars)

	2013	2012 (1)	2011 (1)
	$	$	$
OPERATING ACTIVITIES
Net earnings	67,357	20,381	7,384
Adjustments to net earnings
Depreciation and amortization	27,746	30,397	30,882
Income tax expense (benefit)	(35,804)	213	1,770
Interest expense	5,707	13,233	15,361
Charges in connection with manufacturing facility closures, restructuring and other related charges	23,863	14,958	191
Write-down (reversal) of inventories, net	—	(31)	30
Stock-based compensation expense	4,937	1,832	818
Pension and other post-retirement benefits expense	3,077	3,702	2,673
Gain on foreign exchange	(100)	(56)	(276)
Other adjustments for non cash items	(386)	(77)	298
Income taxes paid, net	(1,371)	(291)	(639)
Contributions to defined benefit plans	(4,222)	(5,562)	(4,318)

Cash flows from operating activities before changes in working capital items	90,804	78,699	54,174

Changes in working capital items
Trade receivables	(2,778)	6,269	3,356
Inventories	(3,492)	(1,500)	1,140
Parts and supplies	(570)	(967)	(747)
Other current assets	(2,402)	(104)	(2,750)
Accounts payable and accrued liabilities	(1,865)	2,646	(5,664)
Provisions	2,463	(570)	(757)

	(8,644)	5,774	(5,422)

Cash flows from operating activities	82,160	84,473	48,752

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts	—	198	1,520
Purchases of property, plant and equipment	(46,818)	(21,552)	(14,006)
Proceeds from disposals of property, plant and equipment and other assets	1,849	35	2,962
Restricted cash and other assets	416	305	5,520
Purchase of intangible assets	(339)	(64)	(1,318)

Cash flows from investing activities	(44,892)	(21,078)	(5,322)

FINANCING ACTIVITIES
Proceeds from long-term debt	111,799	135,333	105,415
Repayment of long-term debt	(134,671)	(178,168)	(132,404)
Payments of debt issue costs	(139)	(2,281)	—
Interest paid	(6,692)	(14,190)	(15,953)
Proceeds from exercise of stock options	3,760	2,046	—
Dividends Paid	(14,520)	(4,759)	—

Cash flows from financing activities	(40,463)	(62,019)	(42,942)

Net increase (decrease) in cash	(3,195)	1,376	488
Effect of foreign exchange differences on cash	(196)	170	(111)
Cash, beginning of year	5,891	4,345	3,968

Cash, end of year	2,500	5,891	4,345

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	December 31,	December 31,
	2013	2012
	$	$
ASSETS
Current assets
Cash	2,500	5,891
Trade receivables	78,543	75,860
Other receivables (Note 7)	6,552	5,163
Inventories (Note 8)	94,319	91,910
Parts and supplies	13,574	14,442
Prepaid expenses	6,533	5,701

	202,021	198,967
Property, plant and equipment (Note 9)	181,612	185,592
Other assets (Note 10)	3,650	3,597
Intangible assets (Note 11)	1,597	1,980
Deferred tax assets (Note 5)	76,319	36,016

Total assets	465,199	426,152

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	76,417	76,005
Provisions (Note 14)	1,865	1,526
Installments on long-term debt (Note 13)	8,703	9,688

	86,985	87,219
Long-term debt (Note 13)	121,111	141,611
Pension and other post-retirement benefits (Note 17)	21,545	40,972
Other liabilities (Note 15)	1,250	625
Provisions (Note 14)	3,880	1,891

	234,771	272,318

SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	359,201	351,702
Contributed surplus	20,497	16,386
Deficit	(148,500)	(217,462)
Accumulated other comprehensive income (loss) (Note 16)	(770)	3,208

	230,428	153,834

Total liabilities and shareholders’ equity	465,199	426,152

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2013

(In US dollars, tabular amounts in thousands, except shares, per share data and as otherwise noted)

1— GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Quebec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau Dumoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2— ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2013 and 2012, as well as its consolidated earnings, consolidated comprehensive income (loss), consolidated cash flows, and consolidated changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in US dollars.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 11, 2014.

Changes in Accounting Policies

Presentation of items of other comprehensive income (loss)

Effective January 1, 2013, Amended IAS 1 – Presentation of Financial Statements: Requires entities to group items presented in other comprehensive income (loss) (“OCI”) into those that, in accordance with other IFRS, will be reclassified subsequently to earnings or loss and those that will not be reclassified subsequently to earnings or loss when specific conditions are met. The existing option to present items of OCI either before tax or net of tax remains unchanged; however, if the items are presented before tax then amended IAS 1 requires the tax related to each of the two groups of OCI to be shown separately.

Amended IAS 19 – Employee Benefits

As noted in the March 31, 2013 unaudited interim condensed consolidated financial statements, the Company adopted Amended IAS 19 – Employee Benefits on January 1, 2013.

Amended IAS 19 – Employee Benefits: Amended for annual periods beginning on or after January 1, 2013 with retrospective application, introduced a measure of net interest income (expense) computed on the net pension asset (obligation) that replaced separate measurement of the expected return on plan assets and interest expense on the benefit obligation. The amended standard also required immediate recognition of past service costs associated with benefit plan changes, eliminating the requirement to recognize over the vesting period.

Upon retrospective application of the amended standard, the Company’s net earnings for 2012 and 2011 were lower than originally reported. The decrease arose primarily because net interest income (expense) was calculated using the discount rate used to value the benefit obligation, which is lower than the expected rate of return on assets previously used to measure interest attributable to plan assets.

The impact of these changes for the years ended December 31, 2012 and 2011 is summarized as follows:

	Year ended December 31, 2012			Year ended December 31, 2011
	As	IAS 19		As	IAS 19
	reported	adjustment	Adjusted	reported	adjustment	Adjusted
	$	$	$	$	$	$
Revenue	784,430	—	784,430	786,737	—	786,737
Cost of sales	643,393	2,288	645,681	672,262	1,720	673,982

Gross profit	141,037	(2,288)	138,749	114,475	(1,720)	112,755

Selling, general and administrative expenses	79,135	—	79,135	76,969	—	76,969
Research expenses	6,227	—	6,227	6,200	—	6,200

	85,362	—	85,362	83,169	—	83,169

Operating profit before manufacturing facility closures, restructuring and other related charges	55,675	(2,288)	53,387	31,306	(1,720)	29,586
Manufacturing facility closures restructuring and other related charges	18,257	—	18,257	2,891	—	2,891

Operating profit	37,418	(2,288)	35,130	28,415	(1,720)	26,695
Finance costs
Interest	13,233	—	13,233	15,361	—	15,361
Other expense	1,303	—	1,303	2,180	—	2,180

	14,536	—	14,536	17,541	—	17,541
Earnings before income tax expense (benefit)	22,882	(2,288)	20,594	10,874	(1,720)	9,154
Income tax expense (benefit)
Current	927	—	927	688	—	688
Deferred	(552)	(162)	(714)	1,232	(150)	1,082

	375	(162)	213	1,920	(150)	1,770

Net earnings	22,507	(2,126)	20,381	8,954	(1,570)	7,384

Earnings per share
Basic	0.38	(0.03)	0.35	0.15	(0.02)	0.13
Diluted	0.37	(0.03)	0.34	0.15	(0.03)	0.12

For the years ended December 31, 2012 and 2011, the impact of adoption is a decrease to earnings before income tax benefit of $2.3 million and $1.7 million, respectively, and an income tax benefit of $0.2 million for each of these years. This impact also results in an equivalent net increase to OCI and deficit. As such, the retrospective application did not result in an impact to the Company’s balance sheets as of January 1, 2012 and December 31, 2012.

The Company’s consolidated cash flows were not significantly impacted.

Effective January 1, 2013, IFRS 10—Consolidated Financial Statements and IFRS 12—Disclosure of Interests in Other Entities: IFRS 10 provides a single consolidation model that identifies control as the basis for consolidation for all types of entities. IFRS 10 replaces IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation—Special Purpose Entities. IFRS 12 combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities. As a consequence of these new IFRS disclosure requirements, the IASB also issued amended and retitled IAS 27 Separate Financial Statements. IAS 28 Investments in Associates and Joint Ventures has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 12. These new standards have no impact on the Company consolidated financial statements.

Effective January 1, 2013, IFRS 13—Fair Value Measurement: IFRS 13 clarifies the definition of fair value and provides related guidance and enhanced disclosures about fair value measurements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. It does not introduce any new requirements to measure an asset or a liability at fair value, change what is measured at fair value in IFRS standards or address how to present changes in fair value. The new requirements apply prospectively. The application of this new standard had no impact on the Company’s current fair value measurement accounting practices.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the defined benefit liability of the Company’s pension plans and other post-retirement benefit plans in the balance sheets, for which the measurement basis is detailed in the respective accounting policy.

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

Significant Management Judgment

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 for more information regarding income taxes.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. In some cases, the assessment of a lease contract is not always conclusive and management uses its judgment in determining if an agreement is a finance lease that transfers substantially all risks and rewards incidental to ownership, or an operating lease.

Estimation Uncertainty

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

Pension and other post-retirement benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from estimated results which are based on assumptions. Refer to Note 17 for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Refer to Note 5 for more information regarding income taxes.

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

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.

Provisions of the Company include environmental and restoration obligations, resolution of a contingent liability and severance and other provisions. Refer to Note 14 for more information regarding provisions.

Stock-based payments

The estimation of stock-based payment costs requires the selection of an appropriate pricing model and data and consideration as to the volatility of the Company’s own stock, the probable life of stock options granted and the time of exercise of those stock options. The model used by the Company is the Black-Scholes pricing model. Refer to Note 15 for more information regarding stock-based payments.

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all of its subsidiaries. The Parent Company controls a subsidiary if it is exposed, or has rights, to variable return, from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. At the reporting date, the subsidiaries are all, directly or indirectly, 100% owned by the Parent Company.

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

Details of the Parent Company’s operating subsidiaries, as of December 31, 2013 are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held
Intertape Polymer Corp.	Manufacturing	United States	100%
Intertape Polymer US Inc.	Holding	United States	100%
IPG (US) Holdings Inc.	Holding	United States	100%
IPG (US) Inc.	Holding	United States	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%
Intertape Polymer Europe GmbH	Manufacturing	Germany	100%
Intertape Woven Products, S.A. de C.V.	Distribution	Mexico	100%
Intertape Woven Products Services S.A. de C.V.	Services	Mexico	100%

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

In subsequent periods, the measurement of financial instruments depends on their classification. The classification of the Company’s financial instruments is presented in the following table:

Category	Financial instruments
Loans and receivables	Cash
Trade receivables
Other receivables (1)
Loan to an officer
Financial liabilities measured at amortized cost	Accounts payable and accrued liabilities (2)
Long-term debt

(1)	Excluding income, sales and other taxes
(2)	Excluding employee benefits

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Discounting is omitted where the effect of discounting is immaterial. The expense relating to the allowance for doubtful accounts is recognized in selling, general and administrative expenses.

Financial liabilities are measured at amortized cost using the effective interest method. All interest related charges are recognized in earnings within finance costs. Discounting is omitted where the effect of discounting is immaterial.

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

The effective portion of changes in the fair value of a derivative financial instrument designated as a hedging item is recognized in OCI and gains and losses related to the ineffective portion, if any, are immediately recognized in earnings. Amounts previously included as part of OCI are transferred to earnings in the period during which the changes in cash flow of the hedged item impact net earnings.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, is sold or liquidated or the Company terminates the designation of the hedging relationship. If the hedged item ceases to exist, unrealized gains or losses recognized in OCI are reclassified to earnings.

Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, if a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and if the combined instrument is not measured at fair value through profit or loss. As of December 31, 2013 and 2012, the Company did not have any embedded derivatives that needed to be separated from a host contract.

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

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the current rate at each period-end. Foreign exchange gains or losses arising on the settlement of monetary items or on the translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in earnings in the period in which they arise, except when deferred in OCI as a qualifying cash flow hedge.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Group companies

Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at the average exchange rate for the reporting period. The resulting translation adjustments are charged or credited to OCI and recognized in the cumulative translation adjustment account within accumulated other comprehensive income (loss) in shareholders’ equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in the statement of consolidated earnings as part of the gain or loss on sale.

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

Stock-Based Compensation Expense

The Company has adopted an Executive Stock Option Plan (“ESOP”) and a Stock Appreciations Rights Plan (“SAR Plan”).

With respect to the ESOP, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For the SAR Plan, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied. For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings statement. Refer to Note 15 for more information regarding stock-based payments.

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

Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding, for the effects of all dilutive potential outstanding stock options. Dilutive potential of outstanding stock options includes the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the year and decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

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

Depreciation is recognized using the straight-line method, over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	5 to 40
Manufacturing equipment and related major components	5 to 30
Computer equipment and software	3 to 20
Furniture, office equipment and other	3 to 7
Asset related to restoration provision	Remaining term of the lease

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

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in the statement of consolidated earnings under the caption other expense in finance costs.

Depreciation expense has been recognized in the expense category consistent with the function of the property, plant and equipment.

Intangible Assets

The Company has no identifiable intangible assets for which the expected useful life is indefinite.

When intangible assets are purchased with a group of assets, as was the case of distribution rights and customer contracts, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, as was the case with the license agreements and software, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use.

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method, over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6
Customer lists, license agreements and software	5

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

Impairment Testing of Intangible Assets and Property, Plant and Equipment

The Company assesses, at least at each reporting date, whether or not there is an indication that a CGU may be impaired. If such an indication exists, or when annual impairment testing is required for intangible assets, such as applications software not yet available for use, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a CGU which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The recoverable amount is the higher of its value in use and its fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from an asset or CGU. Fair value less costs to sell is the price that would be received to sell an asset or CGU in an orderly transaction between market participants, less the cost of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the corresponding property, plant and equipment or intangible asset. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets of the unit or group of units on a pro rata basis of the carrying amount of each asset in the unit or group of units.

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

A provision is recorded in connection with environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future revenues. Provisions for liabilities related to anticipated remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, and when a present obligations exists as a result of a past event. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.

A provision is recorded in connection with termination benefits at the earlier of when the Company can no longer withdraw the offer of those benefits or when the Company recognizes costs related to restructuring activities. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. If benefits are not expected to be settled wholly within 12 months of the end of the reporting period, then they are presented on a discounted basis.

Contingent liabilities represent a possible obligation to the Company that arises from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability.

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

A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. For defined benefit pension plans and other post-retirement benefit plans, the benefits expense and the related obligations are actuarially determined on an annual basis by independent qualified actuaries using the projected unit credit method. Past service costs are recognized as an expense in earnings immediately following the introduction of, or changes to, a pension plan. Remeasurements, comprising of actuarial gains and losses, the effect of the asset ceiling, the effect of minimum funding requirements and the return on plan assets (excluding amounts included in net interest expense) are recognized immediately in OCI, net of income taxes, and in deficit.

The asset or liability related to a defined benefit plan recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for the asset ceiling and minimum funding liabilities. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

For funded plans, surpluses are only recognized to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan. Any reduction in the recognized asset is recognized in OCI, net of income taxes, and in deficit.

An additional liability is recognized based on the minimum funding requirement of a plan when the Company does not have an unconditional right to the plan surplus. The liability and any subsequent remeasurement of that liability is recognized in OCI, net of income taxes, and in deficit.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed other than by renewing the lease.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Expenses under an operating lease are recognized in the statement of consolidated earnings on a straight-line basis over the period of the lease.

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

Income Taxes

Income tax expense (benefit) comprises both current and deferred tax. Current and deferred tax is recognized in earnings except to the extent it relates to items recognized in OCI or directly in shareholders’ equity. When it relates to the latter items, the income tax is recognized in OCI or directly in shareholders’ equity, respectively.

Current tax is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates and generates taxable income.

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

Dividends

Dividend distributions to the Company’s shareholders are recognized as a liability if not paid in the consolidated balance sheets in the period in which dividends are approved by the Company’s Board of Directors.

Segment Reporting

The Company operates as a single segment.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

The IASB aims to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, the replacement standard. To date, the chapters dealing with recognition, classification, measurement and derecognition of financial assets and financial liabilities as well as the chapter dealing with hedge accounting have been published. The chapter dealing with impairment methodology is still being developed. In November 2011, the IASB decided to consider making limited modifications to IFRS 9’s financial asset classification model to address application issues. In addition, in November 2013, the IASB decided to defer to a date to be announced the implementation of IFRS 9. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements and does not expect to implement IFRS 9 until it has been completed and its overall impact can be assessed.

IAS 36 – Impairment of Assets: Requires disclosure of the recoverable amount of an asset (including goodwill) or a CGU when an impairment loss has been recognized or reversed in the period. When the recoverable amount is based on fair value less costs to sell, the valuation techniques and key assumptions must also be disclosed. The new requirements apply prospectively and are effective for annual periods beginning on or after January 1, 2014. Management does not expect a significant impact from Amended IAS 36 on the consolidated financial statements of the Company.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3— INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	2013	2012	2011
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	135,524	137,847	134,121
Stock-based compensation expense	4,937	1,832	818
Pensions and other post-retirement benefits – defined benefit plans (Note 17)	3,186	3,768	2,673
Pensions and other post-retirement benefits – defined contribution plans (Note 17)	3,641	3,682	2,218

	147,288	147,129	139,830

Finance costs—Interest
Interest on long-term debt	5,255	11,556	14,453
Amortization of debt issue costs on long-term debt and asset based loan	1,034	1,954	1,182
Other financial income	—	—	(116)
Interest capitalized to property, plant and equipment	(582)	(277)	(158)

	5,707	13,233	15,361

29

	2013	2012	2011
	$	$	$
Finance costs—Other expense
Foreign exchange (gain) loss	(102)	152	453
Interest and other finance costs, net	1,048	1,151	1,409
Change in fair value of forward foreign exchange rate contracts	—	—	318

	946	1,303	2,180

Additional information
Depreciation of property, plant and equipment	27,062	29,646	30,163
Amortization of intangible assets	684	751	719
Amortization of other charges	46	35	86
Impairment of long-term assets	22,497	12,180	107
Loss on disposal of property, plant and equipment	92	436	550
Write-down of inventories to net realizable value	—	57	517
Reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales	—	(88)	(487)
Related party advisory and support services fees	—	—	153

4— MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its restructuring efforts, which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2013 under the caption manufacturing facility closures, restructuring and other related charges:

	2013			2012	2011
	South
	Carolina	Other
	project	projects	Total
	$	$	$	$	$
Impairment of property, plant and equipment	22,215	121	22,336	11,677	107
Impairment (reversal) of parts and supplies	1,312	(7)	1,305	1,168	—
Impairment of intangible assets	—	—	—	503	—
Equipment relocation	767	1,791	2,558	1,339	—
Write-down (reversal) of inventories to net realizable value	22	(121)	(99)	855	—
Severance and other labor related costs	1,012	129	1,141	1,585	1,411
Environmental costs	2,518	—	2,518	—	—
Idle facility costs	—	812	812	1,087	1,373
Other costs	91	44	135	43	—

	27,937	2,769	30,706	18,257	2,891

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment. The charges incurred are included in the table above under South Carolina project.

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky manufacturing facility, to consolidate shrink film production from Truro, Nova Scotia to Tremonton, Utah, and other small restructuring initiatives. The majority of products produced in the Richmond, Kentucky facility have been transferred to the Company’s Carbondale, Illinois facility. Woven fabric products continue to be produced at the Truro, Nova Scotia facility.

Due to the economic consequences of significant and unsustainable losses associated with the strike of its unionized workers, and the Company’s management assessment and conclusion that turnaround was unlikely, the Company decided and accordingly committed, in the latter part of 2010, to a plan to close its manufacturing facility in Brantford, Ontario, Canada.

In 2013, the other charges incurred in the table above are the incremental costs of the ongoing Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah, other small restructuring initiatives and the Brantford, Ontario facility closure and are included in the table above under other projects.

In 2012, the charges incurred in the table above are primarily the costs of the Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah and other small restructuring initiatives. The idle facility charges are primarily related to the revaluation of certain Brantford, Ontario manufacturing facility assets in connection with the Brantford, Ontario facility closure.

In 2011, the charges incurred in the table above are primarily the costs of the Brantford, Ontario manufacturing facility closure.

As of December 31, 2013, $3.9 million is included in provisions ($1.1 million in 2012) and nil (nil in 2012) in accounts payable and accrued liabilities for restructuring provisions.

5— INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows:

	2013	2012 (1)	2011 (1)
	%	%	%
Combined Canadian federal and provincial income tax rate	28.3	28.9	30.4
Foreign earnings/losses taxed at higher income tax rates	9.5	9.8	10.8
Foreign earnings/losses taxed at lower income tax rates	(0.1)	0.4	3.2
Change in statutory rates	(6.8)	—	—
Prior period adjustments	(13.9)	—	—
Stock-based payments	—	(4.9)	—
Non-deductible expenses	1.9	0.1	5.5
Impact of other differences	0.6	0.8	5.1
Change in derecognition of deferred tax assets	(133.0)	(34.1)	(35.7)

Effective income tax rate	(113.5)	1.0	19.3

Major Components of Income Tax Expense (Benefit)

	2013	2012 (1)	2011 (1)
	$	$	$
Current income tax expense	3,622	927	688
Deferred tax expense (benefit)
Recognition of US deferred tax assets	(46,049)	—	—
US temporary differences	3,011	—	—
Temporary differences and derecognition of deferred tax assets in other jurisdictions	3,612	(714)	1,082

Total deferred income tax expense (benefit)	(39,426)	(714)	1,082
Total tax expense (benefit) for the year	(35,804)	213	1,770

Income taxes related to components of other comprehensive income (loss)

The amount of income taxes relating to components of OCI are outlined below:

	Amount before	Deferred	Amount net of
Components of other comprehensive income	income tax	income taxes	income taxes
	$	$	$
For the year ended December 31, 2013
Deferred tax expense on remeasurement of defined benefit liability	18,588	(6,416)	12,172
Deferred tax benefit on funding requirement changes of defined benefit plans	(927)	256	(671)

	17,661	(6,160)	11,501

Deferred tax benefit due to the recognition of US deferred tax assets			4,671

	Amount before	Deferred	Amount net of
Components of other comprehensive loss	income tax	income taxes	income taxes
	$	$	$
For the year ended December 31, 2012 (1)
Deferred tax benefit on remeasurement of defined benefit liability	(4,163)	700	(3,463)
Deferred tax benefit on funding requirement changes of defined benefit plans	(1,194)	347	(847)

	(5,357)	1,047	(4,310)

For the year ended December 31, 2011 (1)
Deferred tax benefit on remeasurement of defined benefit liability	(16,346)	1,855	(14,491)
Deferred tax benefit on funding requirement changes of defined benefit plans	1,938	(578)	1,360

	(14,408)	1,277	(13,131)

Recognized Deferred Tax Assets and Liabilities

Timing differences, unused tax losses	Deferred tax	Deferred tax
and unused tax credits	assets	liabilities	Net
	$	$	$
As of December 31, 2013
Tax credits, losses, carryforwards and other tax deductions	45,363	—	45,363
Property, plant and equipment	19,011	(18,371)	640
Pension and other post-retirement benefits	7,915	—	7,915
Stock-based payments	7,085	—	7,085
Accounts payable and accrued liabilities	6,591	—	6,591
Goodwill and other intangibles	6,197	—	6,197
Inventories	1,826	—	1,826
Other	812	(110)	702

Deferred tax assets and liabilities	94,800	(18,481)	76,319

As of December 31, 2012
Tax losses, carryforwards and other tax deductions	36,233	—	36,233
Property, plant and equipment	19,469	(27,088)	(7,619)
Pension and other post-retirement benefits	2,886	—	2,886
Goodwill and other intangibles	4,458	—	4,458
Other	58	—	58

Deferred tax assets and liabilities	63,104	(27,088)	36,016

Nature of evidence supporting recognition of deferred tax assets

In assessing the recoverability of deferred tax assets, management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. This determination is based on quantitative and qualitative assessments by management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies.

As of December 31, 2013, management analyzed all available evidence including, in particular, the Company’s financial results for the year then ended (taxable income and earnings before income tax expense (benefit)), the 2013 budget variances, and the Company’s cumulative financial results for the prior three years. In addition, management took under significant consideration the Company’s 2014 budget, its long-term financial projections, market and industry conditions and certain available tax strategies. As a result of this detailed analysis, management determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized and, accordingly, recognized $47.8 million of its US deferred tax assets, $43.0 million of which impacted the Company’s net earnings while the balance impacted its shareholders’ equity.

In addition, management determined it is more likely than not that a portion of its deferred tax assets related to the Company’s corporate (holding) entity (the “Entity”) will not be realized due to insufficient taxable income in future periods. Previously, the Entity benefited from sufficient taxable income as a result of certain tax planning strategies implemented in 2011 (the “Planning”). The Company’s management continues to expect that, pursuant to the Planning, the Entity will continue to generate sufficient taxable income in order to fully utilize its net operating losses with expiration dates through 2015. However, the benefit of the Planning is expected to diminish over such time. Accordingly, the Company derecognized $4.6 million of its Canadian deferred tax assets as of December 31, 2013. These deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

During 2012, the Company applied for and was granted the ability to retroactively elect a three-year carryback with respect to its 2008 NOL and to utilize the 2008 NOL carryover without being subject to the 90% limitation under the alternative minimum tax (“AMT”) provisions. As a result, the Company amended its 2005, 2007, and 2009 US income tax returns to obtain a refund of $0.4 million of AMT paid for those years. During 2012, the Company also utilized a portion of the remaining 2008 NOL carryforward on its 2011 US tax return filed to request a refund of $0.5 million AMT. In January 2013, the Company applied for a refund for the $0.3 million AMT remitted for 2012. In total, the Company recorded a total income tax benefit of $1.2 million for the expected AMT refunds during the year ended December 31, 2012.

As of December 31, 2012, the Company implemented a tax-free reorganization within the Canadian entity group. As the Canadian reorganization did not have any significant business impact to the entities, no additional deferred tax assets were recorded. However, the Company replaced the previously recognized deferred tax assets related to the Canadian investment tax credits with an equal amount of previously derecognized longer-lived deferred tax assets related to fixed assets and net operating losses. Upon consideration of all positive and negative evidence including but not limited to business changes such as the transfer of the shrink film production to the Tremonton facility, the Planning, historical and projected income, and projected use of its deferred tax assets, management determined to maintain the same position for the year ended December 31, 2013 and, accordingly, no additional deferred tax assets were recorded.

Variations During the Period

Timing differences, unused tax losses and unused tax credits	Balance January 1, 2013	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Balance December 31, 2013
	$	$	$	$	$
Tax credits, losses, carryforwards and other tax deductions	36,233	9,132	—	—	45,365
Property, plant and equipment (“PP&E”)	19,469	(457)	—	—	19,012
Pension and other post-retirement benefits	2,885	6,716	—	(1,687)	7,914
Stock-based payments	—	2,409	4,675	—	7,084
Accounts payable and accrued liabilities	—	6,591	—	—	6,591
Goodwill and other intangibles	4,458	1,738	—	—	6,196
Inventories	—	1,826	—	—	1,826
Other	59	643	—	—	702
Deferred tax liabilities: PP&E	(27,088)	8,717	—	—	(18,371)

Deferred tax assets and liabilities	36,016	37,315	4,675	(1,687)	76,319

Impact due to foreign exchange rates		2,108	—	198
Total recognized in earnings		39,423	4,675	(1,489)

	Balance January 1, 2012	Recognized in earnings (with translation adjustments)	Recognized in other comprehensive loss	Balance December 31, 2012 (1)
	$	$	$	$
Tax credits, losses, carryforwards and other tax deductions	46,655	(10,422)	—	36,233
Property, plant and equipment (“PP&E”)	15,093	4,376	—	19,469
Pension and other post-retirement benefits	2,165	(370)	1,090	2,885
Goodwill and other intangibles	4,272	186	—	4,458
Other	53	6	—	59
Deferred tax liabilities: PP&E	(34,749)	7,661	—	(27,088)

Deferred tax assets and liabilities	33,489	1,437	1,090	36,016

Impact due to foreign exchange rates		(723)	(43)
Total recognized in earnings		714	1,047

Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized on the consolidated balance sheets are as follows:

	December 31, 2013	December 31, 2012
	$	$
Tax losses, carryforwards and other tax deductions	66,309	123,924
Accounts payable and accrued liabilities	246	10,820
Trade and other receivables	—	2,374
Inventories	—	2,722
Pension and other post-retirement benefits	—	33,521
Goodwill and other intangibles	—	9,731
Stock-based payments	—	15,596
Other	1,316	4,020

	67,871	202,708

As of December 31, 2013, the Company also had state losses of $71.7 million, with expiration dates through 2028, for which a tax benefit of $2.5 million has not been recognized.

The following table presents the amounts and expiration dates relating to unused tax credits for which no deferred tax asset is recognized on the consolidated balance sheets as of December 31:

	2013		2012
	United States	Canada	United States	Canada
	$	$	$	$
No expiration	—	—	3,310	—
2018	—	799	402	854
2019	—	1,503	320	1,607
2020	—	664	—	709
2021	—	251	—	268
2022	—	571	—	611
2023	—	283	—	302
2024	—	267	—	285
2025	—	451	—	482
2026	—	345	—	369
2027	—	315	—	336
2028	—	365	—	391
2029	—	291	—	311
2030	—	265	—	284
2031	—	388	—	415
2032	—	233	—	—

Total derecognition of tax credits	—	6,991	4,032	7,224

The following table presents the year of expiration of the Company’s operating losses carried forward as of December 31, 2013:

	DTA is recognized			DTA is not recognized
	Canada		United States	Canada		United States
	Federal	Provincial		Federal	Provincial
	$	$	$	$	$	$
2015	264	263	—	—	—	—
2022	—	—	1,035	—	—	—
2023	—	—	34,794	—	—	—
2024	—	—	8,873	—	—	203
2026	—	—	25,456	1,668	1,668	1,959
2027	—	—	—	4,988	4,988	4
2028	—	—	17,385	2,432	2,432	—
2029	—	—	—	7,235	7,235	—
2030	—	—	186	12,751	12,751	—
2031	898	898	39	7,362	7,362	—
2032	3,699	3,699	26	—	—	—
2033	—	—	45	—	—	—

	4,861	4,860	87,839	36,436	36,436	2,166

In addition, the Company has $19.7 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada. No deferred tax asset is recognized for these carryforwards.

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

6— EARNINGS PER SHARE

	2013	2012 (1)	2011 (1)
	$	$	$
Net earnings	67,357	20,381	7,384
Weighted average number of common shares outstanding
Basic	60,379,533	59,072,407	58,961,050
Effect of stock options	1,253,119	1,556,729	138,148

Diluted	61,632,652	60,629,136	59,099,198
Earnings per share
Basic	1.12	0.35	0.13
Diluted	1.09	0.34	0.12

The number of options that were anti-dilutive and not included in the diluted earnings per share calculations for the years ended December 31, 2013, 2012 and 2011 were 32,500, nil and 1,628,600, respectively.

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

7— OTHER RECEIVABLES

	December 31, 2013	December 31, 2012
	$	$
Income and other taxes	750	810
Supplier rebates receivable	1,877	1,749
Sales taxes	2,768	819
Other	1,157	1,785

	6,552	5,163

8— INVENTORIES

	December 31, 2013	December 31, 2012
	$	$
Raw materials	29,389	27,856
Work in process	18,206	19,904
Finished goods	46,724	44,150

	94,319	91,910

During the year ended December 31, 2013 the Company recorded, in cost of sales, a write-down of inventories to net realizable value of nil ($0.1 million in 2012) and a reversal of write-down of inventories to net realizable value, recognized as a reduction of cost of sales of nil ($0.1 million in 2012).

During the year ended December 31, 2013 the Company recorded, in manufacturing facility closures, restructuring and other related charges, a write-down of inventories to net realizable value of less than $0.1 million ($0.9 million in 2012) and a reversal of write-down of inventories to net realizable value, recognized as a reduction of manufacturing facility closures, restructuring and other related charges of $0.1 million (nil in 2012).

The amount of inventories recognized as an expense during the period corresponds to cost of sales.

9— PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Manufacturing equipment under construction	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2011	4,001	78,815	518,750	70,322	2,526	8,407	682,821
Additions	—	1,778	11,977	2,277	200	7,107	23,339
Disposals	—	(9)	(19,055)	(68)	(99)	—	(19,231)
Foreign exchange and other	92	(1,938)	5,605	186	36	33	4,014

Balance as of December 31, 2012	4,093	78,646	517,277	72,717	2,663	15,547	690,943
Accumulated depreciation and impairments
Balance as of December 31, 2011	309	50,040	358,676	67,705	2,443	—	479,173
Depreciation	—	3,135	24,042	2,355	115	—	29,647
Impairments	—	1,386	10,191	5	—	95	11,677
Disposals	—	(7)	(17,261)	(21)	(99)	—	(17,388)
Foreign exchange and other	—	1,112	1,041	145	(56)	—	2,242

Balance as of December 31, 2012	309	55,666	376,689	70,189	2,403	95	505,351

Net carrying amount as of December 31, 2012	3,784	22,980	140,588	2,528	260	15,452	185,592

Gross carrying amount
Balance as of December 31, 2012	4,093	78,646	517,277	72,717	2,663	15,547	690,943
Additions	—	1,269	18,324	2,863	403	25,879	48,738
Transfers in	—	—	55	—	—	—	55
Transfers out	—	(55)	—	—	—	—	(55)
Disposals	(1,200)	(3,253)	(3,155)	(397)	(185)	—	(8,190)
Foreign exchange and other	(198)	4,512	(11,420)	(539)	(82)	47	(7,680)

Balance as of December 31, 2013	2,695	81,119	521,081	74,644	2,799	41,473	723,811
Accumulated depreciation and impairments
Balance as of December 31, 2012	309	55,666	376,689	70,189	2,403	95	505,351
Depreciation	—	2,691	22,372	1,955	44	—	27,062
Impairments	605	4,019	18,179	82	24	(41)	22,868
Impairment reversals	—	(217)	(154)	—	—	—	(371)
Transfers in	—	—	55	—	—	—	55
Transfers out	—	(55)	—	—	—	—	(55)
Disposals	—	(3,000)	(2,695)	(372)	(170)	—	(6,237)
Foreign exchange and other	(218)	2,943	(7,607)	(1,576)	(16)	—	(6,474)

Balance as of December 31, 2013	696	62,047	406,839	70,278	2,285	54	542,199

Net carrying amount as of December 31, 2013	1,999	19,072	114,242	4,366	514	41,419	181,612

Included in property, plant and equipment are assets under finance leases as of December 31, which was as follows:

	December 31, 2013	December 31, 2012
	$	$
Buildings	3,796	4,487
Manufacturing equipment	7,664	3,831
Computer equipment and software	113	142
Furniture, office equipment and other	—	72

	11,573	8,532

During the years ended December 31, 2013 and 2012 the loss on disposals amounted to less than $0.1 million and $0.4 million, respectively.

As of December 31, 2013 and 2012 the Company had commitments to purchase machines and equipment totaling approximately $12.9 million and $5.5 million, respectively.

During the years ended December 31, 2013 and 2012 the amount of borrowing costs capitalized in property, plant and equipment was $0.6 million and $0.3 million, respectively. The weighted average capitalization rates used to determine the amount of the borrowing costs eligible for capitalization for the same periods were 2.46% and 2.70%, respectively.

10— OTHER ASSETS

	December 31, 2013	December 31, 2012
	$	$
Loan to an officer	—	55
Funds held in grantor trust to satisfy future pension obligation	552	853
Cash surrender value of officers life insurance	1,655	1,566
Deposits	1,115	845
Other	328	278

	3,650	3,597

11— INTANGIBLE ASSETS

	Distribution rights	Customer contracts	License agreements	Customer List	Software	Total
	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2011	3,575	1,369	849	811	772	7,376
Additions – separately acquired	—	—	—	—	60	60
Net foreign exchange differences	42	30	—	—	—	72

Balance as of December 31, 2012	3,617	1,399	849	811	832	7,508
Accumulated amortization and impairments
Balance as of December 31, 2011	2,748	1,071	259	68	93	4,239
Amortization	271	98	87	162	121	739
Impairments	—	—	503	—	—	503
Net foreign exchange differences	24	23	—	—	—	47

Balance as of December 31, 2012	3,043	1,192	849	230	214	5,528

Net Carrying amount as of December 31, 2012	574	207	—	581	618	1,980

Gross carrying amount
Balance as of December 31, 2012	3,617	1,399	849	811	832	7,508
Additions – separately acquired	—	—	115	—	224	339
Net foreign exchange differences	(232)	(90)	—	—	—	(322)

Balance as of December 31, 2013	3,385	1,309	964	811	1,056	7,525
Accumulated amortization and impairments
Balance as of December 31, 2012	3,043	1,192	849	230	214	5,528
Amortization	264	95	3	162	160	684
Impairments	—	—	—	—	—	—
Net foreign exchange differences	(204)	(80)	—	—	—	(284)

Balance as of December 31, 2013	3,103	1,207	852	392	374	5,928

Net Carrying amount as of December 31, 2013	282	102	112	419	682	1,597

12— IMPAIRMENT OF LONG-TERM ASSETS

Impairment Testing on Property, Plant and Equipment and Intangible Assets

In updating its determination of CGUs, and applying the related indicators of impairment, if any, the Company took into consideration the manufacturing facility closures and other related activities that have taken place in the course of the year. In making such an evaluation, the Company attributed these activities to specific CGUs as applicable. The Company concluded that these activities for the years ended December 31, 2013 and 2012 do not give rise to an impairment test to be performed for the applicable CGU. However, these activities and the related impairment charges recorded, which are primarily with respect to idled assets, are presented in Note 4 and in the table below, respectively.

Impairment on Idled Assets

Impairments recognized during the years ended December 31, 2013 and 2012 were as a result of manufacturing facility closures, restructuring and other related charges and idled assets and are as follows:

	For the year ended		For the year ended
	December 31, 2013		December 31, 2012
	Impairment	Impairment	Impairment	Impairment
	recognized	reversed	recognized	reversed
	$	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Property, plant and equipment
Land	605	—	—	—
Buildings	4,019	(217)	1,385	—
Manufacturing equipment	17,977	(154)	10,287	—
Furniture, office equipment and other	24	—	—	—
Computer equipment and software	82	—	5	—

	22,707	(371)	11,677	—
Intangible assets
Distribution rights	—	—	503	—

Idled Assets
Property, plant and equipment
Manufacturing equipment	161	—	—	—

Total	22,868	(371)	12,180	—

The recoverable amount of the assets for the year ended December 31, 2013 was determined using an independent market appraisal of the fair value less costs to sell.

The recoverable amount of the assets for the year ended December 31, 2012 was determined in connection with the Company’s plans and intent to transfer, use, sell or any other value that can be attributed to these idled assets. The Company used its best estimate in assessing the likely outcome for each of the assets.

13— LONG-TERM DEBT

	December 31, 2013
	Maturity	Effective Interest rate
			$
Senior Subordinated Notes (“Notes”) (a) (1)	Redeemed	—	—
Asset-based loan (“ABL”) (b) (1)	February 2017	2.89%	78,159
Real estate secured term loan (“Real Estate Loan”) (c) (1)	February 2017	3.67%	14,278
Finance lease liabilities (d)	Various until October 2024	2.74% - 8.70%	26,468
Term debt (e)	Paid in full	—	—
Mortgage and other loans (f) (1)	Various until October 2028	3.40%	9,602
Equipment finance agreement advance fundings (g)	March 2014	2.46%	1,307

			129,814
Less: Installments on long-term debt			8,703

			121,111

		December 31, 2012
		Effective Interest rate
			$
Senior Subordinated Notes (“Notes”) (a) (1)		9.21%	38,282
Asset-based loan (“ABL”) (b) (1)		2.36%	77,709
Real estate secured term loan (“Real Estate Loan”) (c) (1)		3.29%	15,632
Finance lease liabilities (d)		2.74% - 8.70%	10,979
Term debt (e)		4.16% - 4.45%	2,381
Mortgage and other loans (f) (1)		5.63%	1,699
Equipment finance agreement advance fundings (g)		2.25%	4,617

			151,299
Less: Installments on long-term debt			9,688

			141,611

(1)	The Notes, ABL, Real Estate Loan and mortgage and other loans are presented net of unamortized related debt issue costs, amounting to $1.9 million ($3.0 million in 2012).

Long-term debt repayments are due as follows:

	Finance	Other
	lease	long-term
	liabilities	loans
	$	$
2014	5,611	3,883
2015	5,307	2,580
2016	5,494	2,584
2017	5,310	90,346
2018	4,055	936
Thereafter	3,506	4,958

Total payments	29,283	105,287
Interest expense included in minimum lease payments	2,815	—

Total	26,468	105,287

(a) Senior Subordinated Notes

On May 14, 2013 and July 12, 2013, the Company announced a notice of redemption to redeem the remaining aggregate principal amount of $20.0 million and $18.7 million, respectively, of its outstanding 8.5% Notes due August 2014, with the redemptions occurring on June 27, 2013 and August 30, 2013, respectively. The Company financed the redemption with funds available under the ABL combined with its cash flows from operations. The corresponding expense write-off of debt issue costs of $0.2 million and $0.1 million, respectively, was recorded in interest under the caption finance costs in the statement of consolidated earnings.

The Parent Company and all of its wholly-owned subsidiaries other than the subsidiary issuer, had guaranteed the Notes. The Notes were issued and the guarantees executed pursuant to an Indenture dated July 28, 2004 (“Indenture”). As a result of the redemption of the remaining balance due under the Notes, both the Notes and the Indenture have been satisfied and discharged.

(b) Asset-based loan

In 2008, the Company secured a five-year, $200.0 million ABL entered into with a syndicate of financial institutions. In securing the ABL, the Company incurred debt issue costs amounting to approximately $2.8 million.

On February 1, 2012, the Company entered into an amendment to its ABL facility extending its maturity date to February 1, 2017 from March 28, 2013. Under the amendment to the ABL, the pricing grid of the extended ABL ranges from 1.75% to 2.25%.

In 2012, the Company capitalized an additional $1.5 million in debt issue costs as a result of the ABL amendment. The remaining capitalized debt issue costs of $1.3 million are being amortized using the straight-line method over the extended maturity. The original debt issue costs are being amortized over the extended term as the amendment did not result in an extinguishment of debt. This resulted in an adjustment to the carrying amount of the liability and amortization over the remaining term of the modified liability.

On November 25, 2013, the Company entered into an amendment to its ABL facility increasing its ability to secure financing in connection with the purchase of fixed assets under a permitted purchase money debt facility from $25.0 million to $45.0 million.

The ABL bears interest at 30-day LIBOR plus a premium varying between 175 and 225 basis points depending on the loan’s remaining availability (200 basis points as of December 31, 2013 and 200 basis points as of December 31, 2012).

The amount of the borrowing available to the Company under the ABL is determined by its applicable borrowing base from time to time. The borrowing base is calculated as a function of a percentage of eligible trade receivables, inventories and property, plant and equipment as defined in the ABL agreement.

Under the ABL agreement, the Company’s remaining unencumbered real estate is subject to a negative pledge in favour of the ABL lenders. However, the Company retains the ability to secure financing on all or a portion of, its owned real estate, up to an amount of $35.0 million, thereby terminating the negative pledge to the ABL lenders. As of December 31, 2013, the Company had $24.4 million of secured real estate mortgage financing, including $14.8 million outstanding under the Real Estate Loan discussed below. As of December 31, 2013, the Company had $10.6 million remaining real estate mortgage financing available ($17.0 million in 2012).

As of December 31, 2013, the ABL’s borrowing base amounted to $132.2 million ($130.5 million in 2012) of which $84.4 million ($81.6 million in 2012) was drawn, including $2.2 million and $2.7 million in standby and documentary letters of credit, respectively ($2.2 and nil in 2012, respectively). Accordingly, the Company’s unused availability as of December 31, 2013 amounted to $47.8 million ($48.8 million in 2012).

The ABL is secured by a first priority lien on the Company’s, and substantially all of its subsidiaries’, trade receivables, inventories and personal property and equipment, included in the determination of the ABL’s borrowing base, with a carrying amount of $78.5 million, $94.3 million and $181.6 million, respectively, as of December 31, 2013 ($75.9 million, $91.1 million and $185.6 million, respectively in 2012).

The ABL has one financial covenant, a fixed charge ratio of greater than or equal to 1.0 to 1.0. The financial covenant becomes effective only when unused availability drops below $25.0 million. Although not in effect, the Company was above the $25.0 million threshold of unused availability and, thus, was in compliance with this fixed charge ratio covenant as of December 31, 2013 and 2012.

(c) Real Estate Loan

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis over the ten-year term, having a net book value of $14.3 million as of December 31, 2013 ($15.6 million in 2012). The maturity of the loan may be accelerated if the ABL facility is not extended and if Bank of America, N.A. ceases to be the revolver agent by reason of an action of the Company. A portion of the loan may be required to be repaid early if any mortgage properties are disposed of prior to October 31, 2022. The loan is secured by certain of the Company’s real estate and improvements thereon with a net book value of $11.2 million as of December 31, 2013 ($12.0 million as of December 31, 2012).

On November 25, 2013, the Company entered into an amendment to its Real Estate Loan increasing its ability to secure financing in connection with the purchase of fixed assets under a permitted purchase money debt facility from $25.0 million to $45.0 million.

The Real Estate Loan bore interest at a rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Thereafter, the Real Estate Loan bears interest at a rate of 30-day LIBOR plus a loan margin between 225 and 275 basis points based on a pricing grid, as defined in the loan agreement (225 basis points as of December 31, 2013). The Real Estate Loan requires monthly payments of principal of $138,125 plus accrued interest, with the first payment having occurred on December 1, 2012. A final payment of $9.7 million will be due on February 1, 2017, if the ABL facility is not extended and if Bank of America, N.A. ceases to be the revolver agent by reason of an action of the Company.

The Real Estate Loan contains two financial covenants, both of which are calculated at the end of each fiscal month. The Company has been in compliance with these covenants since entering into the Real Estate Loan.

(d) Finance lease liabilities

The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, shop equipment and office equipment, payable in monthly installments ranging from $90 to $263,450 ($90 to $46,320 in 2012), including interest. The finance lease liabilities are secured by assets under the lease liabilities.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement (the “Equipment Finance Agreement”) in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through March 31, 2014. The Equipment Finance Agreement allows for periodic scheduling of amounts with each schedule having a term of sixty months and a fixed interest rate for amounts scheduled prior to January 1, 2014.

The Company has entered into the following schedules as of December 31, 2013:

Date entered	Amount	Interest rate	Payments	Last payment due
September 27, 2012	$2.7 million	2.74%	$48,577	October 1, 2017
December 28, 2012	$2.6 million	2.74%	$46,258	January 1, 2018
June 28, 2013	$2.2 million	2.90%	$39,329	July 1, 2018
December 31, 2013	$14.7 million	2.90%	$263,450	January 1, 2019

(e) Term debt

One of the Company’s wholly-owned subsidiaries had a long-term loan agreement, containing two debt instruments, totalling approximately $2.4 million as of December 31, 2012 (€1.8 million), with each instrument bearing interest at a rate of Euribor plus a premium of 375 basis points as of December 31, 2012, which could have been, at the discretion of the lender, increased semi-annually by 75 basis points. Under the terms of the agreement, only monthly interest payments were required for the first two years followed by interest plus eight equal semi-annual principal payments amounting to $0.3 million and $0.6 million, respectively, for each of the instruments commencing on January 2010 and November 2010, respectively, and final payment on July 2013 and May 2014, respectively. The final payment due May 2014 was prepaid in November 2013. As a result of the final payments, the long-term loan agreement has been satisfied and discharged.

(f) Mortgage loans

The Company has a $1.8 million mortgage loan on its owned real estate located in Bradenton, Florida having a net book value of $1.4 million as of December 31, 2013 ($1.5 million in 2012). The mortgage is for a period of 20 years. Until October 1, 2011, the loan bore interest at 7.96%. The applicable interest rate adjusts every three years to a 355 basis point spread over the 10-year Interest Rate Swap published in the daily release of the Federal Reserve. Effective on October 1, 2011, the applicable interest rate decreased to 5.63%. As a result, the required monthly payments of principal and interest decreased from $14,723 to $12,535 beginning on November 1, 2011.

On June 28, 2013, the Company purchased real estate in Blythewood, South Carolina for $11.3 million and entered into a mortgage (“South Carolina Mortgage”) on the real estate for up to $10.7 million, $8.5 million of which was advanced upon closing of the purchase of the property. Interest is payable monthly and principal will be amortized on a straight-line basis over ten years. The loan provides for an additional advance of $2.1 million upon completion of building improvements, subject to an appraisal. The loan had a net book value of $8.0 million as of December 31, 2013. The maturity of the loan may be accelerated if the ABL facility is not extended, refinanced with a credit facility acceptable to Wells Fargo Bank, National Association (“Wells Fargo”), or if Wells Fargo ceases to be an ABL lender by reason of the action of the Company. The loan bears interest at a rate of 30-day LIBOR plus 215 basis points. The mortgage loan initially requires monthly payments of principal of $70,937.50 (subject to adjustment if the additional advance is made) plus accrued interest, with the first payment paid on July

15, 2013. In the event the additional $2.1 million is not advanced, a final payment of up to $7.2 million will be due on February 1, 2017 if the ABL facility is not extended or refinanced with a credit facility acceptable to Wells Fargo. The mortgage loan contains two financial covenants, a fixed charge coverage ratio of at least 1.1 to 1.0 and a cash flow leverage ratio of not greater than 3.5 to 1.0, both of which are measured monthly on a trailing 12-month basis. The Company has been in compliance with these covenants since entering into the mortgage loan. The loan is secured by the Company’s Blythewood, South Carolina real property and the building improvements thereon with a net book value of $12.5 million as of December 31, 2013.

A default under the Company’s ABL will be deemed a default under the Company’s South Carolina Mortgage, Real Estate Loan and Equipment Financing Agreement.

(g) Equipment finance agreement advance fundings

Advance fundings, which are amounts funded and borrowed but not yet scheduled, were $1.3 million as of December 31, 2013 ($4.6 million in 2012). Advance fundings accrue interest at the 30-day LIBOR rate plus 200 basis points.

The Company financed two schedules, $2.7 million and $2.6 million in 2012 and two schedules, $2.2 million and $14.7 million in 2013. If the Company did not finance the full amount of $4.0 million and $20.0 million by December 31, 2012 and December 31, 2013, respectively, then the Company was required to pay a Reinvestment Premium as defined under the Equipment Finance Agreement on the difference between those amounts and the amounts actually funded in each of those years if the 3-Year SWAP rate decreased to less than 0.5%. The Company did not finance the required amount for 2013, but was not required to pay a Reinvestment Premium based on the 3-Year SWAP rate at December 31, 2013. The schedules are secured by the equipment with a net book value of $21.0 million as of December 31, 2013 ($5.1 million in 2012).

14— PROVISIONS AND CONTINGENT LIABILITIES

The Company’s provisions consist of environmental and restoration obligations, resolution of a contingent liability and severance and other provisions primarily related to employee termination costs resulting from the closure of manufacturing facilities and provisions for litigation.

The reconciliation of the Company’s provisions as of December 31, 2012 is as follows:

		Severance
		and other
	Restoration	provisions	Litigation	Total
	$	$	$	$
Balance, December 31, 2011	1,861	1,805	259	3,925
Additional provisions	—	2,446	—	2,446
Amounts paid	—	(2,759)	(257)	(3,016)
Net foreign exchange differences	30	34	(2)	62

Balance, December 31, 2012	1,891	1,526	—	3,417

Amount presented as current	—	1,526	—	1,526
Amount presented as non-current	1,891	—	—	1,891

Balance, December 31, 2012	1,891	1,526	—	3,417

The reconciliation of the Company’s provisions as of December 31, 2013 is as follows:

			Resolution of	Severance
			a contingent	and other
	Environmental	Restoration	liability	provisions	Total
	$	$	$	$	$
Balance, December 31, 2012	—	1,891	—	1,526	3,417
Additional provisions	2,518	—	1,300	1,895	5,713
Amounts paid	—	(130)	(1,300)	(1,819)	(3,249)
Net foreign exchange differences	—	(87)	—	(49)	(136)

Balance, December 31, 2013	2,518	1,674	—	1,553	5,745

Amount presented as current	—	1,190	—	675	1,865
Amount presented as non-current	2,518	484	—	878	3,880

Balance, December 31, 2013	2,518	1,674	—	1,553	5,745

The environmental provision pertains to the Columbia, South Carolina manufacturing facility. Refer to Note 4 for more information regarding the relocation of the Columbia, South Carolina manufacturing facility.

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

The severance and other provisions relate primarily to the relocation of the Columbia, South Carolina manufacturing facility and the closure of the Hawkesbury, Ontario, Brantford, Ontario and Richmond, Kentucky manufacturing facilities. The estimated costs pertain primarily to severance and other labor related costs. See Note 4 for more information.

In February 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the US District Court for Western Tennessee, alleging that the Company had infringed a patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. In May 2013, the Company agreed to a settlement of the outstanding litigation. Under the confidential settlement agreement, the Company paid Multilayer an undisclosed amount in full settlement of all outstanding issues. The terms of the agreement do not restrict the sale of any of the Company’s products, as the Company’s current products do not utilize Multilayer’s patented invention. The Company does not expect that the settlement will have any material effect on the Company’s continuing operations. The amount is included in the statement of consolidated earnings under the caption selling, general and administrative expenses.

As of December 31, 2013 and 2012:

•	No reimbursements are expected to be received by the Company for any of the provided amounts; and

•	There were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.

During the reporting period, there were no reversals of provisions.

15— CAPITAL STOCK

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

Common Shares

The Company’s common shares outstanding as of December 31, 2013 and 2012, were 60,776,649 and 59,625,039, respectively.

On August 14, 2012, the Company’s Board of Directors approved a semi-annual dividend policy.

On October 10, 2012 the Company paid a cash dividend of CDN$0.08 per common share to the shareholders of record at the close of business on September 21, 2012. The aggregate amount of this dividend payment was $4.8 million based on 59,101,050 shares of the Company’s common shares issued and outstanding as of September 21, 2012.

On April 10, 2013 the Company paid a cash dividend of $0.08 per common share to the shareholders of record at the close of business on March 25, 2013. The aggregate amount of this dividend payment was $4.8 million based on 59,983,184 shares of the Company’s common shares issued and outstanding as of March 25, 2013.

On August 14, 2013, the Company’s Board of Directors approved a change in the semi-annual dividend policy to a quarterly dividend policy.

On September 30, 2013 the Company paid a cash dividend of $0.08 per common share to the shareholders of record at the close of business on September 16, 2013. The aggregate amount of this dividend payment was $4.9 million based on 60,741,649 shares of the Company’s common shares issued and outstanding as of September 16, 2013.

On December 30, 2013 the Company paid a cash dividend of $0.08 per common share to the shareholders of record at the close of business on December 16, 2013. The aggregate amount of this dividend payment was $4.9 million based on 60,776,649 shares of the Company’s common shares issued and outstanding as of December 16, 2013.

Share repurchase

The Company did not initiate a normal course issuer bid in 2012 or 2013.

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

All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the TSX on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56.

As of December 31, 2013, the fair value per SAR outstanding was estimated as $6.14 using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

Expected life		4.3 years
Expected volatility		37%
Risk-free interest rate		1.77%
Expected dividends		2.43%
Stock price at grant date	CDN$	7.56
Exercise price of awards	CDN$	7.56
Stock price	CDN$	14.03
Foreign exchange rate US to CDN		1.0640

Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the years ended December 31, 2013 and 2012, $3.8 million and $1.3 million of expense, respectively, is included under the caption selling, general and administrative expenses. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption accounts payable and accrued liabilities for amounts vested and expected to vest in the next twelve months, and other liabilities for amounts expected to vest greater than twelve months.

During the years ended December 31, 2013 and 2012, 41,250 and nil SARs were exercised, respectively, at an exercise price of CDN$7.56 and nil, respectively, resulting in cash payments of approximately $0.3 million and nil, respectively.

During the years ended December 31, 2013 and 2012, 30,000 and nil SARs were forfeited, respectively.

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

All options are granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the common shares on the TSX for the day immediately preceding the effective date of the grant.

The changes in number of options outstanding were as follows:

	2013		2012		2011
	Weighted		Weighted		Weighted
	average		average		average
	exercise	Number of	exercise	Number of	exercise	Number of
	price	options	price	options	price	options
	CDN$		CDN$		CDN$
Balance, beginning of year	2.60	2,657,037	3.28	3,774,026	4.44	3,355,769
Granted	12.19	830,000	—	—	1.66	875,000
Exercised	3.35	(1,151,610)	3.10	(663,989)	—	—
Forfeited	9.71	(71,250)	1.88	(52,500)	3.16	(149,401)
Expired	—	—	9.27	(400,500)	10.13	(307,342)

Balance, end of year	5.52	2,264,177	2.60	2,657,037	3.28	3,774,026

Options exercisable at the end of the year	2.36	987,927	3.03	1,676,305	4.20	2,247,563

The weighted average stock price at the date of exercise was $11.54 and $7.39 in 2013 and 2012, respectively, resulting in cash proceeds to the Company of $3.8 million and $2.0 million, respectively.

The following tables summarize information about options outstanding and exercisable as of:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
		contractual	average		average
	Number	life (years)	exercise price	Number	exercise price
			CDN$		CDN$
December 31, 2013
Range of exercise prices
$1.55 to $1.90	1,077,500	5.78	1.74	617,500	1.76
$2.19 to $3.61	406,677	2.18	2.83	352,927	2.93
$12.04 to $14.34	780,000	6.80	12.14	17,500	12.04

	2,264,177	5.48	5.52	987,927	2.36

December 31, 2012
Range of exercise prices
$0.55 to $0.83	12,500	3.25	0.55	10,000	0.55
$1.55 to $2.33	1,482,500	5.15	1.83	550,000	1.88
$3.61 to $5.42	1,162,037	2.06	3.61	1,116,305	3.61

	2,657,037	4.45	2.60	1,676,305	3.03

December 31, 2011
Range of exercise prices
$0.55 to $0.83	40,000	3.25	0.55	27,500	0.55
$1.55 to $2.33	1,695,000	4.92	1.85	297,500	2.00
$3.37 to $5.06	1,638,526	1.93	3.36	1,522,063	3.36
$7.50 to $11.25	400,500	0.30	9.27	400,500	9.27

	3,774,026	3.10	3.28	2,247,563	4.20

The Company uses the fair value based method of accounting for stock-based compensation expense and other stock-based payments. During the years ended December 31, 2013, 2012 and 2011, the contributed surplus account increased approximately $1.1 million, $0.5 million and $0.8 million, respectively, representing the stock-based compensation expense recorded for the period associated with stock options. During the years ended December 31, 2013, 2012 and 2011, the contributed surplus account also increased approximately $4.7 million, nil and nil, respectively, representing the portion of US deferred tax assets recorded in relation to the excess tax benefit of stock options outstanding as of December 31, 2013. During the years ended December 31, 2013, 2012 and 2011, the contributed surplus account decreased approximately $1.7 million, $0.8 million and nil, respectively, representing the stock-based compensation expense credited to capital stock on options exercised.

The fair value of options granted was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2013		2011
Expected life		5.6 years		6.0 years
Expected volatility		43%		66%
Risk-free interest rate		1.59%		2.46%
Expected dividends		2.72%		0.00%
Share price	CDN$	12.19	CDN$	1.66
Exercise price	CDN$	12.19	CDN$	1.66

Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the year ended December 31, 2012, no options were granted.

The fair value per option granted is:

	2013	2011
	$	$
Fair value	3.69	1.03

16— ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Accumulated currency translation adjustments	(770)	3,208	1,206
Cumulative changes in fair value of forward foreign exchange rate contracts (net of future income tax expense of nil in 2011)	—	—	(13)

	(770)	3,208	1,193

17— PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company has several non-contributory defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the US.

Defined contribution plans

In the US, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.

The Company also contributes to multi-employer plans for employees covered by certain collective bargaining agreements.

In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant’s eligible salary.

The amount expensed with respect to the defined contribution plans for the years ended December 31, 2013, 2012 and 2011 was $3.6 million, $3.7 million and $2.2 million, respectively.

Defined benefit plans

The Company has, in the US, three defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit per month for each year of service. The only other defined benefit plan sponsored by the Company in Canada was wound-up effective September 30, 2011. Pursuant to applicable legislation, benefits for this plan will be settled within the five-year period following the wind-up effective date.

In the US, certain union hourly employees of the Company are covered by plans which provide a fixed benefit per month for each year of service. The Company amended one of the plans during the year ended December 31, 2012, which immediately increased the fixed benefit as well as incrementally over the next three years. The Company also closed the plan to new entrants whereby employees hired on or after the amendment date will not be permitted to participate in the plan. Under Amended IAS 19 – Employee benefits, the Company is required to recognize past service costs associated with benefit plan changes of $0.7 million immediately in cost of sales in the statement of consolidated earnings in 2012.

In the US, the Company provides group health care and life insurance benefits to certain retirees. In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.

Supplementary executive retirement plans

The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in the amounts ranging from $0.2 million to $0.6 million, annually.

Governance and oversight

The defined benefit plans sponsored by the Company are subject to the requirements of the Employee Retirement Income Security Act and related legislation in the United States and of the Canadian Income Tax Act and provincial legislation in Ontario and Nova Scotia. In addition, all actuarial computations related to defined benefit plans are based on actuarial assumptions and methods determined in accordance with the generally recognized and accepted actuarial principles and practices prescribed by the Actuarial Standards Board, the American Academy of Actuaries and the Canadian Institute of Actuaries.

Minimum funding requirements are computed based on methodologies and assumptions dictated by regulation in the US and Canada. The Company’s practice is to fund at least the statutory minimum required amount for each defined benefit plan’s plan year.

The Company’s Investment Committee, comprised of the Company’s Chief Financial Officer, Vice President of Human Resources and other members of management, makes investment decisions for the Company’s pension plans. The asset liability matching strategy of the pension plans is reviewed quarterly in terms of risk and return profiles. The Investment Committee has established a target mix of equity, fixed income, and alternative securities based on funded status level of each defined benefit plan.

The assets of the defined benefit plans are held separately from those of the Company in funds under the control of trustees.

Information relating to the various plans

	Pension Plans		Other plans
	2013	2012 (1)	2013	2012 (1)
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	92,356	82,451	4,677	4,227
Current service cost	1,335	1,230	18	16
Past service costs	—	682	—	—
Interest cost	3,465	3,469	171	181
Benefits paid	(3,413)	(3,223)	(60)	(77)
Actuarial losses from demographic assumptions	1,075	768	86	49
Actuarial (gains) losses from financial assumptions	(10,521)	4,480	(744)	202
Experience (gains) losses	342	1,947	(640)	8
Foreign exchange rate adjustment	(1,924)	552	(233)	71

Balance, end of year	82,715	92,356	3,275	4,677

Fair Value of plan assets
Balance, beginning of year	57,745	49,848	—	—
Interest income	2,175	2,208	—	—
Return on plan assets (excluding amounts included in net interest expense)	8,186	3,291	—	—
Contributions by the employer	4,311	5,565	—	—
Benefits paid	(3,413)	(3,223)	—	—
Administration expenses	(307)	(398)	—	—
Foreign exchange rate adjustment	(1,576)	454	—	—

Balance, end of year	67,121	57,745	—	—

Funded status – deficit	15,594	34,611	3,275	4,677

The defined benefit obligations and fair value of plan assets at December 31, are composed by geographical locations as follows:

	2013			2012
	US	Canada	Total	US	Canada	Total
	$	$	$	$	$	$
Defined benefit obligations	59,027	26,963	85,990	65,268	31,765	97,033
Fair Value of plan assets	(40,673)	(26,448)	(67,121)	(34,216)	(23,529)	(57,745)

Deficit in plans	18,354	515	18,869	31,052	8,236	39,288

The defined benefit obligations as of December 31, 2013 and 2012 for pension plans can be analyzed by funding status as follows:

	December 31,	December 31,
	2013	2012
	$	$
Wholly unfunded	9,706	10,732
Wholly funded or partially funded	73,009	81,624

Total obligations	82,715	92,356

Reconciliation of Pension and Other Post-Retirement Benefits Recognized in the Balance Sheet

	December 31,	December 31,
	2013	2012
	$	$
Pension Plans
Present value of the defined benefit obligation	82,715	92,356
Fair value of the plan assets	67,121	57,745

Deficit in plans	15,594	34,611
Asset ceiling	2,676	—
Amount recognized as a liability in respect of minimum funding requirements	—	1,684

Liabilities recognized	18,270	36,295

Other plans
Present value of the defined benefit obligation and deficit in the plans	3,275	4,677

Liabilities recognized	3,275	4,677

Total plans
Total pension and other-post retirement benefits recognized in balance sheets	21,545	40,972

The composition of plan assets based on the fair value as of December 31, was as follows:

	December 31,	December 31,
	2013	2012
	$	$
Asset category
Cash	5,675	3,394
Equity instruments	39,854	36,296
Fixed income instruments	19,383	16,228
Real estate investment trusts	2,209	1,827

Total	67,121	57,745

As of December 31, 2013 and 2012, approximately 56% and 41% of equity and fixed income instruments were held in mutual funds, respectively. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.

Most equity, fixed income and real estate investment trusts have quoted prices in active markets. Certain US government obligations are valued at the quoted price for identical or similar securities reported in active markets.

Defined Benefit Expenses Recognized in Consolidated Earnings

	Pension Plans			Other plans
	2013	2012 (1)	2011 (1)	2013	2012 (1)	2011 (1)
	$	$	$	$	$	$
Current service cost	1,335	1,230	992	18	16	46
Past service cost	—	682	—	—	—	—
Administration expenses	307	398	400	—	—	—
Net interest expense	1,355	1,261	1,036	171	181	199

Net costs recognized in the statement of consolidated earnings	2,997	3,571	2,428	189	197	245

	Total Plans
	2013	2012 (1)	2011 (1)
	$	$	$
Current service cost	1,353	1,246	1,038
Past service cost	—	682	—
Administration expense	307	398	400
Net interest expense	1,526	1,442	1,235

Net costs recognized in the statement of consolidated earnings	3,186	3,768	2,673

Remeasurement of Defined Benefit Liability in Other Comprehensive Income (Loss)

	Pension Plans			Other plans
	2013	2012 (1)	2011 (1)	2013	2012 (1)	2011 (1)
	$	$	$	$	$	$
Actuarial losses from demographic assumptions	(1,075)	(768)	(1,709)	(86)	(49)	—
Actuarial gains (losses) from financial assumptions	10,521	(4,480)	(8,498)	744	(202)	(297)
Experience gains (losses)	(342)	(1,947)	(2,345)	640	(8)	(24)
Return on plan assets (excluding amounts included in net interest expense)	8,186	3,291	(3,387)	—	—	—
Asset ceiling	(2,676)	—	1,461	—	—	—
Change in the amount recognized as a liability in respect of minimum funding requirements	1,749	(1,194)	477	—	—	—

Total amounts recognized in other comprehensive income (loss)	16,363	(5,098)	(14,001)	1,298	(259)	(321)

The Company expects to contribute $6.0 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2014.

The weighted average duration of the defined benefit obligation at December 31, 2013 is 13 years for US plans and 15 years for Canada plans (13 years and 17 years in 2012, respectively).

The significant weighted average assumptions, which management considers the most likely, and which were used to measure its defined benefit obligations at December 31, are as follows:

	US plans		Canada plans
	2013	2012	2013	2012
Discount rate
Pension plans	4.65%	3.64%	4.80%	4.00%
Other plans	3.70%	2.83%	4.80%	4.00%
Mortality rate (in years)
Current pensioner—Male	20	20	21	20
Current pensioner—Female	21	21	23	22
Current member aged 45—Male	21	21	23	21
Current member aged 45—Female	22	22	25	23

Significant actuarial assumptions for defined benefit obligation measurement purposes are discount rate and mortality rate. The sensitivity analyses below have been determined based on reasonably possible changes of the assumptions, in isolation of one another, occurring at the end of the reporting period. This analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the assumptions would occur in isolation of one another as some of the assumptions may be correlated. An increase or decrease of 1% in these rates or an increase or decrease of one year in mortality rate would have the following impacts on the defined benefit obligation:

2013
$
Discount rate
Increase of 1%	(10,757)
Decrease of 1%	13,475
Mortality rate
Life expectancy increased by one year	2,509
Life expectancy decreased by one year	(2,433)

(1)	On January 1, 2013 Amended IAS 19 – Employee Benefits became effective and required retrospective application to operating results for fiscal years 2012 and 2011. Refer to Changes in Accounting Policies in Note 2.

18— SEGMENT DISCLOSURES

The Company operates in various geographic locations and develops, manufactures and sells a variety of products to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics. The Company’s decisions about resources to be allocated are determined as a whole based on the Company’s operational, management and reporting structure. The chief operating decision maker assesses the Company’s performance as a single operating segment.

Geographic Information

The following tables present geographic information about revenue attributed to countries based on the location of external customers and about property, plant and equipment by country based on the location of the assets:

	2013	2012	2011
	$	$	$
Revenue
Canada	63,656	69,085	74,272
United States	643,053	635,727	626,551
Other	74,791	79,618	85,914

Total revenue	781,500	784,430	786,737

	December 31,	December 31,
	2013	2012
	$	$
Property, plant and equipment
Canada	17,683	24,104
United States	151,457	150,735
Other	12,472	10,753

Total property, plant and equipment	181,612	185,592

	December 31,	December 31,
	2013	2012
	$	$
Intangible assets
Canada	383	779
United States	1,212	1,197
Other	2	4

Total intangible assets	1,597	1,980

Other assets
Canada	92	13
United States	3,405	3,581
Other	153	3

Total other assets	3,650	3,597

The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems:

	2013	2012	2011
	$	$	$
Revenue
Tape	510,539	519,399	516,582
Film	149,293	145,780	150,138
Woven coated fabrics	114,438	112,280	117,049
Other	7,230	6,971	2,968

	781,500	784,430	786,737

19— RELATED PARTY TRANSACTIONS

The Company’s key personnel are members of the Board of Directors and five members of senior management in 2013 (six members in 2012 and 2011). Key personnel remuneration includes the following expenses:

	2013	2012	2011
	$	$	$
Short-term employee benefits:
Salaries including bonuses and post-employment benefits	4,235	4,402	3,553
Short-term director benefits:
Director and committee fees and post-employment benefits	645	741	575
Stock-based payments for employees and directors	3,977	1,607	679

Total remuneration	8,857	6,750	4,807

20— COMMITMENTS AND CONTINGENCIES

Commitments Under Operating Leases

On August 19, 2013, the Company entered into a 130-month operating lease on a corporate office located in Sarasota, Florida which will serve as the Company’s new US headquarters. Annual minimum lease payments for the facility will begin in January 2014 and will range from approximately $0.6 million to $0.7 million over the term of the lease.

On December 21, 2013, the Company entered into a five-year operating lease on a manufacturing facility located in Delta, British Columbia. Annual minimum lease payments for the facility will begin in March 2014 and will be approximately $0.4 million over the term of the lease. In conjunction with the lease, the company is subject to a restoration obligation of approximately $0.5 million.

For the year ended December 31, 2013, the expense in respect of operating leases was $4.6 million ($4.1 million in 2012 and $3.8 million in 2011). As of December 31, 2013, the Company had commitments aggregating to approximately $14.1 million through the year 2024 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are $2.3 million in 2014, $2.1 million in 2015, $2.0 million in 2016 and 2017, $1.8 million in 2018, and $3.9 thereafter.

Contingent Loss

In 2009, the Company filed a complaint in the US District Court for the Middle District of Florida against Inspired Technologies, Inc. (“ITI”) alleging that ITI had breached its obligations under a supply agreement with the Company and ITI filed a counterclaim against the Company alleging that the Company had breached its obligations under the agreements. On April 13, 2011, after two trials on the issues, the Court entered a Judgment against the Company in the amount of approximately $1.0 million. On May 19, 2011 the Company entered into a settlement agreement with ITI with respect to all outstanding litigation between the parties. Pursuant to the terms of the settlement, the Company paid approximately $1.0 million to ITI in full and complete settlement of all matters between them with respect to the litigation. The amount is included in the selling, general and administrative expenses caption on the accompanying statement of consolidated earnings.

In addition to the matter described above and Multilayer in Note 14, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no additional amounts have been recorded as of December 31, 2013.

Commitment Under Service Contract

On November 12, 2013, the Company entered into a ten-year electricity service contract at a manufacturing facility. The service date of the contract is expected to commence in the second quarter of 2014. The Company will then be committed to monthly minimum usage requirements over the term of the contract. The Company will receive economic development incentive credits and installation as well as maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. The Company estimates that service billings will total approximately $0.7 million in 2014, $3.0 million in 2015, $3.2 million in 2016 and 2017, $3.1 million in 2018 and $16.9 million thereafter.

Certain penalty clauses exist within the contract related to early cancellation after the service date of the contract, which is expected to be the second quarter of 2014. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $17.0 million. This amount declines annually until the expiration of the contract.

21— FINANCIAL INSTRUMENTS

Fair Value and Classification of Financial Instruments

As of December 31, 2013 and 2012, the classification of financial instruments, as well as their carrying amounts and respective fair values are as follows:

	Carrying amount
	Loans and receivables	Financial liabilities at amortized cost	Fair value
	$	$	$
December 31, 2013
Financial assets
Cash	2,500	—	2,500
Trade receivables	78,543	—	78,543
Other receivables (1)	2,744	—	2,744
Loan to an officer (3)	—	—	—

Total	83,787	—	83,787

Financial liabilities
Accounts payable and accrued liabilities (2)	—	58,358	58,358
Notes	—	—	—
Other long-term debt	—	129,814	129,814

Total	—	188,172	188,172

December 31, 2012
Financial assets
Cash	5,891	—	5,891
Trade receivables	75,860	—	75,860
Other receivables (1)	3,249	—	3,249
Loan to an officer (3)	55	—	55

Total	85,055	—	85,055

Financial liabilities
Accounts payable and accrued liabilities (2)	—	60,222	60,222
Notes	—	38,282	38,282
Other long-term debt	—	113,017	113,017

Total	—	211,521	211,521

(1)	Consists primarily of supplier rebates receivable
(2)	Excluding employee benefits
(3)	Included in other assets on the consolidated balance sheets

The Company’s interest rate swap agreement expired on September 22, 2011. The Company’s final forward foreign exchange rate contract expired on July 31, 2012 (a liability amounting to $13,000 as of December 31, 2011).

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

•	The fair value of cash, trade receivables, other receivables, loans, accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods;

•	The fair value of the Notes has been determined based on available quoted market prices;

•	The fair value of other long-term debt, mainly bearing interest at variable rates, including primarily the Company’s ABL, is estimated using a discounted cash flows approach, which discounts the contractual cash flows using discount rates derived from observable market interest rates of similar loans with similar risk.

The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and that it is consistent with accepted economic methods for pricing financial instruments.

Hierarchy of financial instruments

The Company categorizes its financial instruments into a three-level fair value measurement hierarchy as follows:

Level 1: The fair value is determined directly by reference to unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2: The fair value is estimated using a valuation technique based on observable market data, either directly or indirectly.

Level 3: The fair value is estimated using a valuation technique based on unobservable data.

As of December 31, 2013 and 2012, the Notes were categorized as Level 1 of the fair value hierarchy and other long-term debt is categorized as Level 2 of the fair value hierarchy.

Income and expenses relating to financial assets and financial liabilities are as follows:

	2013	2012	2011
	$	$	$
Interest income
Cash	75	132	269

Bad debt expense (recovery)
Trade receivables	(132)	185	677

Interest expense calculated using the effective interest rate method
Long-term debt	6,289	13,433	15,635

Exchange Risk

The Company’s consolidated financial statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.

The following table details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the US dollar, and the related impact on earnings. For a 10% weakening of the Canadian dollar and the Euro, against the US dollar, there would be an equal and opposite impact on earnings. As of December 31, 2013 and 2012 everything else being equal, a 10% strengthening of the Canadian dollar and Euro, against the US dollar, would result as follows:

	2013		2012
	Canadian		Canadian
	dollar	Euro	dollar	Euro
	USD$	USD$	USD$	USD$
Impact on earnings from financial assets and financial liabilities	328	41	282	37

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

Execution and Settlement

During the year ended December 31, 2012, one of the Company’s US foreign operations (the “Subsidiary”) purchased an aggregate of CDN$50.5 million (USD$50.8 million) (CDN$76.9 million (USD$77.8 million) in 2011) of inventories. Included in this amount was approximately CDN$22.3 million (USD$22.4 million) (CDN$26.5 million (USD$26.8 million) in 2011) of inventory purchases previously designated as part of a hedging relationship using forward foreign exchange rate contracts (the “Contracts”). These Contracts, used to reduce the exposure related to the Subsidiary’s “anticipated” inventory purchases during the period of January through July 2012. All inventories purchased and subject to the hedging relationship pursuant to these Contracts were sold as of December 31, 2012.

For the year ended December 31, 2012, the cumulative change in these settled Contracts’ fair value was recognized in the consolidated earnings under the caption cost of sales in the amount of $0.2 million, ($1.7 million in 2011). The cumulative change in the Contracts’ fair value was recognized in consolidated earnings as a result of the following:

•	The Contracts were settled; and

•	The hedging item (the Contracts) is recognized in consolidated earnings at the same period the hedged item (the inventories) is recognized in consolidated earnings.

Discontinuance of Hedging Relationships

During the year ended December 31, 2011, the Company’s management decided to discontinue hedge accounting for specific hedging relationships by terminating the designation of these relationships. The discontinued hedging relationships consisted of seven forward foreign exchange rate contracts (collectively the “Terminated Contracts”). These Terminated Contracts represent the Company’s hedged inventory purchases and related accounts payable during the months of March, June, July, August and September 2011. All inventory purchases covered under these contracts were sold and consequently were included in the determination of net earnings for the years ended December 31, 2011. Accordingly, included in the Company’s consolidated earnings for the year ended December 31, 2011 are $1.0 million under the caption cost of sales, representing the gain on these Terminated Contracts, which had been previously recognized in accumulated other comprehensive income (loss) as a result of applying hedge accounting and a loss of $0.3 million in 2011 under the caption other (income) expense, representing the change in fair value of these Terminated Contracts arising subsequent to the Company’s management decision to terminate the designation of these specific hedging relationships.

Interest Rate Risk

The Company’s ABL, Real Estate Loan, term debt and equipment finance agreement advance fundings are exposed to a risk of change in cash flows due to changes in the underlying interest rates. The Company does not currently hold any derivative financial instruments to mitigate this risk.

In 2011, the Company’s ABL and term debt were exposed to a risk of change in cash flows due to changes in the underlying interest rates. To mitigate the risk of the ABL, the Company entered into an interest rate swap agreement, designated as a cash flow hedge which expired on September 22, 2011.

The term of this interest rate swap agreement was as follows:

	Notional amount	Settlement	Fixed interest rate paid
	$		%
Matured in September 2011	40,000,000	Monthly	3.35

As of December 31, 2013, the impact on the Company’s consolidated earnings of a 1.0% increase in interest rates, assuming all other variables remained equal, would be a decrease of approximately $1.0 million (a decrease of $1.0 million in 2012).

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

Cash

Credit risk associated with cash is substantially mitigated by ensuring that these financial assets are primarily placed with major financial institutions that have been accorded investment grade ratings by a primary rating agency and qualify as credit worthy counterparties. The Company performs an ongoing review and evaluation of the possible changes in the status and creditworthiness of its counterparties.

Trade receivables

Credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained, consistent with credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31,	December 31,
	2013	2012
	$	$
Current	73,205	69,917
Past due accounts not impaired
1 – 30 days past due	4,408	5,502
31 – 60 days past due	180	19
61 – 90 days past due	155	227
Over 91 days past due	595	195

	5,338	5,943
Allowance for doubtful accounts	656	2,392

Gross accounts receivable	79,199	78,252

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

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as of and for the year ended December 31:

	2013	2012
	$	$
Balance, beginning of year	2,392	2,219
Additions (recoveries)	(163)	163
Write-offs	(1,599)	(4)
Foreign exchange	26	14

Balance, end of year	656	2,392

Other receivables

Credit risk associated with other receivables primarily relates to supplier rebates receivable. This risk is limited considering the Company’s diversified counterparties and geography.

As of December 31, 2013 and 2012, no single customer accounted for over 5% of the Company’s total receivables. The Company does not believe it is subject to any significant concentration of credit risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its long-term debt and accounts payable and accrued liabilities. The Company finances its operations through a combination of cash flows from operations and borrowings under its ABL.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfil its obligations for the foreseeable future.

The following maturity analysis for non-derivative financial liabilities is based on the remaining contractual maturities as of the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.

The maturity analysis for non-derivative financial liabilities is as follows as of December 31:

		Finance	Accounts payable
	Other long-	lease	and accrued
	term loans	liabilities	liabilities (1)	Total
	$	$	$	$
2013
Current maturity	3,883	5,611	58,358	67,852
2015	2,580	5,307	—	7,887
2016	2,584	5,494	—	8,078
2017	90,346	5,310	—	95,656
2018	936	4,055	—	4,991
2019 and thereafter	4,958	3,506	—	8,464

	105,287	29,283	58,358	192,928

2012
Current maturity	8,142	1,893	60,222	70,257
2014	2,342	1,926	—	4,268
2015	1,768	1,839	—	3,607
2016	1,772	1,769	—	3,541
2017	128,043	1,581	—	129,624
2018 and thereafter	1,250	3,891	—	5,141

	143,317	12,899	60,222	216,438

(1)	Excluding employee benefits

As of December 31, 2013, the Company’s unused availability under the ABL and available cash on hand amounted to $50.3 million ($54.7 million in 2012).

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

As of December 31, 2013, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in a decrease in earnings of $29.1 million (a decrease in earnings of $43.7 million in 2012). A similar decrease of 10% will have the opposite impact.

Capital Management

The Company’s primary objectives when managing capital are to: i) provide adequate return to its shareholders, ii) minimize, to the extent possible, the risks associated with its shareholders’ investment in the Company, iii) safeguard the Company’s ability to continue as a going concern and iv) provide financial capacity and flexibility to meet strategic objectives and growth.

The capital structure of the Company consists of cash, debt and shareholders’ equity. A summary of the Company’s capital structure is as follows as of December 31:

	2013	2012
	$	$
Cash	2,500	5,891
Debt	129,814	151,299
Shareholders’ equity	230,428	153,834

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

In meeting its principal objective to provide adequate return to its shareholders, the Company undertakes measures to maintain and grow its adjusted EBITDA, adjusted net earnings and free cash flows over the years. Such measures include the introduction of new products, penetration into new markets and market niches, the manufacturing rationalization plan and increasing operating efficiencies.

The Company monitors its capital by reviewing its credit ratings as determined by independent agencies and evaluating various financial metrics. These metrics, which are provided to and used by the Company’s key management personnel in their decision making process, consisted of the following for the twelve months ended December 31:

	2013	2012
	$	$
Adjusted EBITDA
Net earnings	67,357	20,381
Add back:
Interest and other expense	6,653	14,536
Income tax expense (benefit)	(35,804)	213
Depreciation and amortization	27,746	30,397

EBITDA	65,952	65,527
Manufacturing facility closures, restructuring and other related charges	30,706	18,257
Stock-based compensation expense	4,937	1,832
Impairment of long-lived assets and other assets	161	—
Other item: Provision related to resolution of a contingent liability	1,300	—

Adjusted EBITDA	103,056	85,616

Interest expense	5,707	13,233
Debt	129,814	151,299

Internal financial ratios
Debt to Adjusted EBITDA	1.26	1.77
Adjusted EBITDA to interest expense	18.06	6.47

67

	2013	2012
	$	$
Adjusted net earnings
Net earnings	67,357	20,381
Add back:
Manufacturing facility closures, restructuring and other related charges	30,706	18,257
Stock-based compensation expense	4,937	1,832
Impairment of long-lived assets and other assets	161	—
Other item: Provision related to resolution of a contingent liability	1,300	—
Income tax effect of these items	(1,132)	(863)

Adjusted net earnings	103,329	39,607

Free cash flows
Cash flows from operating activities	82,160	84,473
Less purchases of property, plant and equipment and other assets	(46,818)	(21,552)

Free cash flows	35,342	62,921

Debt represents the Company’s long-term and related current portion borrowings. The Company defines EBITDA as net earnings before: (i) interest and other (income) expense; (ii) income tax expense (benefit); (iii) refinancing expense, net of amortization; (iv) amortization of debt issue costs; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before: (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other discrete items as shown in the table above. Interest expense is defined as the total interest expense incurred net of any interest income earned during the year. The Company defines adjusted net earnings as net earnings before: (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) other discrete items as shown in the table above; and (vii) income tax effect of these items. The Company defines free cash flows as cash flows from operating activities less purchases of property, plant and equipment and other assets.

22— POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.

Non-Adjusting Events

No adjusting or significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization with the exception of the items discussed below.

On February 6, 2014, the Company declared a cash dividend of $0.08 per common share payable March 31, 2014 to shareholders of record at the close of business on March 19, 2014. The estimated amount of this dividend payment is $4.9 million based on 60,776,649 shares of the Company’s common shares issued and outstanding as of March 11, 2014.

No other significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.

69