Form 20-F
period 2014-12-31
INTERTAPE POLYMER GROUP INC
filed 2015-03-31
CIK 880224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Jeffrey Crystal, (941) 739-7522, jcrystal@itape.com, 100 Paramount Drive, Suite 300, Sarasota, Florida 34232

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2014, there were 60,435,826 common shares outstanding.

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

Large accelerated filer  ☒            Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

1

2

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information included in this annual report on Form 20-F constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this annual report on Form 20-F, including statements regarding economic conditions, the Company’s outlook, plans, prospects, products, financial position, future sales and financial results, availability of credit, level of indebtedness, payment of dividends, fluctuations in raw material costs, competition, capital and other significant expenditures, manufacturing facility closures and other restructurings, liquidity, litigation and business strategies, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the management of Intertape Polymer Group Inc. (“Intertape,” “Intertape Polymer Group,” or the “Company”). Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5. Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” as well as statements located elsewhere in this annual report on Form 20-F and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this annual report on Form 20-F. The Company will not update these statements unless applicable securities laws require it to do so.

3

PART I

Item 1:	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:	Offer Statistics and Expected Timetable

Not applicable.

Item 3:	Key Information

A.	SELECTED FINANCIAL DATA

The selected financial data presented below for the five years ended December 31, 2014 is presented in US dollars and is derived from the Company’s consolidated financial statements in US dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”). The information set forth below was extracted from the consolidated financial statements and related notes included in this annual report and annual reports previously filed and should be read in conjunction with such consolidated financial statements. As required by the Canadian Accounting Standards Board, the Company adopted IFRS on January 1, 2011 and the Company’s financial information for 2010 has been restated to comply with IFRS.

	As of and for the Year Ended December 31
	2014	2013	2012	2011	2010
	(in thousands of US dollars, except shares and per share amounts)
Statements of Consolidated Earnings (Loss):
	$	$	$	$	$
Revenue	812,732	781,500	784,430	786,737	720,516

Net Earnings (Loss) before Taxes	58,719	31,553	20,594	9,154	(15,316)
Net Earnings (Loss)	35,816	67,357	20,381	7,384	(48,549)
Earnings (Loss) per Share
Basic	0.59	1.12	0.35	0.13	(0.82)
Diluted	0.57	1.09	0.34	0.12	(0.82)

Balance Sheets:
Total Assets	466,676	465,199	426,152	446,723	476,614
Capital Stock	357,840	359,201	351,702	348,148	348,148
Shareholders’ Equity	227,500	230,428	153,834	137,178	144,085
Number of Common Shares Outstanding	60,435,826	60,776,649	59,625,039	58,961,050	58,961,050
Dividends Declared per Share	0.40	0.24	0.08	—	—

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Current economic conditions and uncertain economic forecast could adversely affect the Company’s results of operations and financial conditions.

Unfavorable changes in the global economy have affected and may affect the demand for the products of the Company and its customers. Adverse economic conditions could also increase the likelihood of customer delinquencies. A prolonged period of economic decline would have a material adverse effect on the results of operations, gross margins, and the overall financial condition of the Company, as well as exacerbate the other risk factors set forth below.

Fluctuations in raw material costs or the unavailability of raw materials may adversely affect the Company’s profitability.

Historically, the Company has not always been able to pass on significant raw material cost increases through price increases to its customers. The Company’s results of operations in prior years, at times, have been negatively impacted by raw material cost increases. These fluctuations adversely affected the Company’s profitability. As a result of raw material cost increases, the Company may increase prices (which could result in reduced market share) or may choose to keep prices the same (which could result in decreased margins). The Company’s profitability in the future may be adversely affected due to continuing fluctuations in raw material prices. Additionally, the Company relies on its suppliers for deliveries of raw materials. If any of its suppliers are unable to deliver raw materials to the Company for an extended period of time, there is no assurance that the Company’s raw material requirements would be met by other suppliers on acceptable terms, or at all, which could have a material adverse effect on the Company’s results of operations.

The Company’s ability to achieve its growth objectives depends in part on the timing and market acceptance of its new products.

The Company’s business plan includes the introduction of new products, which are both developed internally and obtained through acquisitions. The Company’s ability to introduce these products successfully depends on the demand for the products, as well as their price, quality, and related customer service. In the event the market does not accept these products or competitors introduce similar or superior products, the Company’s ability to expand its markets and generate organic growth could be negatively impacted which could have an adverse effect on its operating results.

The Company’s competition and customer preferences could impact the Company’s profitability.

The markets for the Company’s products are highly competitive. Competition in its markets is primarily based upon the quality, breadth and performance characteristics of its products, customer service and price. The Company’s ability to compete successfully depends upon a variety of factors, including its ability to increase plant efficiencies and reduce manufacturing costs, as well as its access to quality, low-cost raw materials.

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

The Company’s manufacturing plant rationalization initiatives, manufacturing cost reduction programs and capital expenditure projects may result in higher costs and less savings than anticipated.

The Company has implemented several manufacturing plant rationalization initiatives, manufacturing cost reduction programs and capital expenditure projects. Each may not be completed as planned and as a result, the costs and capital expenditures incurred by the Company may substantially exceed projections. This could potentially result in additional debt incurred by the Company, reduced production and elimination, or reduction of anticipated manufacturing cost savings.

Acquisitions could expose the Company to significant business risks.

The Company may make strategic acquisitions that could, among other goals, complement its existing products, expand its customer base and markets, improve distribution efficiencies and enhance its technological capabilities. Financial risks from these acquisitions include the use of the Company’s cash resources, paying a price that exceeds the future value realized from the acquisition, and incurring additional debt and liabilities (including potentially unknown liabilities). Further, there are possible operational risks including difficulty assimilating and integrating the operations, products, technology, information systems and personnel of acquired companies, losing key personnel of acquired entities, entry into markets in which the Company has no or limited prior experience, failure to obtain or retain intellectual property rights for certain products and difficulty honoring commitments made to customers of the acquired companies prior to the acquisition. The Company may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses. These acquisitions could expose the Company to significant integration risks and increased organizational complexity which may challenge management and may adversely impact the realization of an increased contribution from said acquisitions. The failure to adequately address these risks could adversely affect the Company’s business and financial performance.

Although the Company performs due diligence investigations of the businesses and assets that it acquires, and anticipates continuing to do so for future acquisitions, there may be liabilities related to the acquired business or assets that the Company fails to, or is unable to, uncover during its due diligence investigation and for which the Company, as a successor owner, may be responsible. When feasible, the Company seeks to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor, or other reasons.

The Company’s Revolving Credit Facility contains covenants that limit its flexibility and prevents the Company from taking certain actions.

The loan and security agreement governing the Company’s Revolving Credit Facility includes a number of significant restrictive covenants. These covenants could adversely limit the Company’s ability to plan for or react to market conditions, meet its capital needs and execute its business strategy. These covenants, among other things, limit the Company’s ability and the ability of its subsidiaries to incur additional debt; prepay other debt; pay dividends and make other restricted payments; create or permit certain liens; issue or sell capital stock of restricted subsidiaries; use the proceeds from sales of assets; make certain investments; create or permit restrictions on the ability of the guarantors to pay dividends or to make other distributions to the Company; enter into certain types of transactions with affiliates; engage in unrelated businesses; enter into sale and leaseback transactions; and consolidate or merge or sell the Company’s assets substantially as an entirety.

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

On August 14, 2013, the Board of Directors modified the Company’s dividend policy to provide for the payment of quarterly cash dividends as opposed to semi-annual cash dividends. On July 7, 2014, the Board of Directors further modified the

Company’s dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per common share. The future declaration and payment of dividends, if any, will be at the discretion of the Board of Directors and will depend on a number of factors, including the Company’s financial and operating results, financial position, and anticipated cash requirements. The Company can give no assurance that dividends will be declared and paid in the future or, if declared and paid in the future, at the same level as in the past. Additionally, the Company’s Revolving Credit Facility restricts its ability to pay dividends if the Company does not maintain certain borrowing availability or if the Company is in default.

The Company’s significant debt could adversely affect its financial condition.

While the Company’s indebtedness has declined in recent years, it still has a significant amount of indebtedness. As of December 31, 2014, the Company had outstanding debt of $123.3 million, which represented 13% of its total capitalization. Of such total debt, approximately $123.2 million, or all of the Company’s outstanding senior debt, was secured.

The Company’s significant indebtedness could adversely affect its financial condition. The Company’s substantial indebtedness could also increase its vulnerability to adverse general economic and industry conditions; require the Company to dedicate a substantial portion of its cash flows from operating activities to payments on its indebtedness, thereby reducing the availability of the Company’s cash flows to fund working capital, capital expenditures, potential acquisitions, research and development efforts and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have less debt; and limit the Company’s ability to borrow additional funds on terms that are satisfactory to it or at all.

The Company may not be able to generate sufficient cash flow to meet its debt service obligations.

The Company’s ability to generate sufficient cash flows from operating activities to make scheduled payments on its debt obligations will depend on its future financial performance, which will be affected by a range of economic, competitive, regulatory, legislative and business factors, many of which are outside of the Company’s control. If the Company does not generate sufficient cash flows from operating activities to satisfy its debt obligations, the Company may have to undertake alternative financing plans, such as refinancing or restructuring its debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. The Company cannot assure that any refinancing would be possible or that any assets could be sold on acceptable terms or otherwise. The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its obligations on commercially reasonable terms, would have an adverse effect on the Company’s business, financial condition and results of operations. In addition, any refinancing of the Company’s debt could be at higher interest rates and may require the Company to comply with more onerous covenants, which could further restrict its business operations. Also, any additional issuances of equity would dilute the Company’s shareholders.

Despite the Company’s level of indebtedness, it will be able to incur substantially more debt. Incurring such debt could further exacerbate the risks to the Company’s financial condition described above.

The Company will be able to incur substantial additional indebtedness in the future. Although the loan and security agreement governing the Revolving Credit Facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. The restrictions also do not prevent the Company from incurring obligations that do not constitute indebtedness. To the extent new debt is added to the Company’s currently anticipated debt levels, the substantial leverage risks described above would increase.

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

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $31.7 million as of December 31, 2014 as compared to $18.9 million at the end of 2013. For 2014 and 2013, the Company contributed $2.2 million and $4.3 million, respectively, to its funded pension plans and to beneficiaries for its unfunded other benefit plans. In addition, for 2014, the Company recognized non-cash settlement losses of $1.6 million resulting from the difference between the accounting liability and the cost to settle obligations related to the wind-up of a defined benefit plan associated with the former Brantford, Ontario manufacturing facility. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit. In addition, the Company cannot predict whether a change in factors such as pension asset performance or interest rates, will require the Company to make a contribution in excess of its current expectations. Further, the Company may not have the funds necessary to meet future minimum pension funding requirements or be able to meet its pension benefit plan funding obligation through cash flows from operating activities.

The Company depends on the proper functioning of its information systems.

The Company is dependent on the proper functioning of information systems, some of which are owned and operated by third parties, to store, process and transmit confidential information, including financial reporting, inventory management, procurement, invoicing and electronic communications belonging to our customers, our suppliers, our employees and/or us. The Company’s information systems are vulnerable to natural disasters, fire, casualty theft, technical failures, terrorist acts, cyber security breaches, power loss, telecommunications failures, physical or software intrusions, computer viruses, and similar events. If the Company’s critical information systems fail or are otherwise unavailable, our operations could be disrupted, causing a material adverse effect on our business. Also, any theft or misuse of information resulting from a security breach could result in, among other things, loss of significant and/or sensitive information, litigation by affected parties, financial obligations resulting from such theft or misuse, higher insurance premiums, governmental investigations, negative reactions from current and potential future customers (including potential negative financial ramifications under certain customer contract provisions) and poor publicity. Any of these consequences, in addition to the time and funds spent on monitoring and mitigating our exposure and responding to breaches, including the training of employees, the purchase of protective technologies and the hiring of additional employees and consultants to assist in these efforts, could adversely affect our financial results.

The Company faces risks related to its international operations.

The Company has customers and operations located outside the United States and Canada. In 2014, sales to customers located outside the United States and Canada represented approximately 10% of its sales. The Company’s international operations present it with a number of risks and challenges, including potential difficulties staffing and managing its foreign operations, potential adverse changes in tax regulations affecting tax rates and the way the United States and other countries tax multinational companies, the effective marketing of the Company’s products in other countries, tariffs and other trade barriers, less favorable intellectual property laws, longer customer payment cycles, exposure to economies that may be experiencing currency volatility or negative growth, and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance.

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

The Company relies on patent protection, as well as a combination of copyright, trade secret and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect its proprietary technology. Litigation may be necessary to enforce these rights, which could result in substantial costs to the Company and a substantial diversion of management attention. If the Company does not adequately protect its intellectual property, its competitors or other parties could use the intellectual property that the Company has developed to enhance their products or make products similar to the Company’s and compete more efficiently with it, which could result in a decrease in the Company’s market share.

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

Some of the Company’s employees are subject to collective bargaining agreements. Other employees are not part of a union and there are no assurances that such employees will not form or join a union. Any attempt by employees to form or join a union could result in increased labor costs and adversely affect the Company’s business, its financial condition and/or results of operations.

Except for the strike which occurred at the Company’s Brantford, Ontario plant in 2008, which is now closed, the Company has never experienced any work stoppages due to employee related disputes. Management believes that it has a good relationship with its employees. There can be no assurance, however, that work stoppages or other labor disturbances will not occur in the future. Such occurrences could adversely affect the Company’s business, financial condition and/or results of operations.

The Company may become involved in litigation which could have an adverse impact on its business.

The Company, like other manufacturers and sellers, is subject to potential liabilities connected with its business operations, including potential liabilities and expenses associated with product defects, performance, reliability or delivery delays. The Company is threatened from time to time with, or is named as a defendant in, legal proceedings, including lawsuits based upon product liability, personal injury, breach of contract and lost profits or other consequential damages claims, in the ordinary course of conducting its business. A significant judgment against the Company, or the imposition of a significant fine or penalty resulting from a finding that the Company failed to comply with laws or regulations, or being named as a defendant on multiple claims could adversely affect the Company’s business, financial condition and/or results of operations.

Uninsured and underinsured losses and rising insurance costs could adversely affect the Company’s business.

The Company maintains property, business interruption, general liability, directors and officers liability and other ancillary insurance on such terms as it deems appropriate. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay for the full current market value or current replacement cost of the Company’s lost investment. Not all risks are covered by insurance.

The Company’s cost of maintaining property, general liability and business interruption insurance and director and officer liability insurance is significant. The Company could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to its own claims experience. Generally, the Company’s insurance policies must be renewed annually. The Company’s ability to continue to obtain insurance at affordable premiums also depends upon its ability to continue to operate with an acceptable claims record. A significant increase in the number of claims against the Company, the assertion of one or more claims in excess of its policy limits, or the inability to obtain adequate insurance coverage at acceptable rates, or any insurance coverage at all, could adversely affect the Company’s business, financial condition and/or results of operations.

The Company’s success depends upon retaining the services of its management team and key employees.

The Company is dependent on its management team and expects that continued success will depend largely upon their efforts and abilities. The loss of the services of any key executive for any reason could have a material adverse effect the Company. Success also depends upon our ability to identify, develop, and retain qualified employees.

Product liability could adversely affect the Company’s business.

Difficulties in product design, performance and reliability could result in lost sales, delays in customer acceptance of the Company’s products, customer complaints or lawsuits. Such difficulties could be detrimental to the Company’s market reputation. The Company’s products and the products supplied by third parties on behalf of the Company may not be error-free. Undetected errors or performance problems may be discovered in the future. The Company may not be able to successfully complete the development of planned or future products in a timely manner or adequately address product defects, which could harm the Company’s business and prospects. In addition, product defects may expose the Company to product liability claims, for which it may not have sufficient product liability insurance. Difficulties in product design, performance and reliability or product liability claims could adversely affect the Company’s business, financial condition and/or results of operations.

Because the Company is a Canadian company, it may be difficult to enforce rights under US bankruptcy laws.

The Company and certain of its subsidiaries are incorporated under the laws of Canada and a substantial amount of its assets are located outside of the United States. Under bankruptcy laws in the United States, courts typically assert jurisdiction over a debtor’s property, wherever located, including property situated in other countries. However, courts outside of the United States may not recognize the United States bankruptcy court’s jurisdiction over property located outside of the territorial limits of the United States. Accordingly, difficulties may arise in administering a United States bankruptcy case involving a Canadian debtor with property located outside of the United States, and any orders or judgments of a bankruptcy court in the United States may not be enforceable outside the territorial limits of the United States.

It may be difficult for investors to enforce civil liabilities against the Company under US federal and state securities laws.

The Company and certain of its subsidiaries are incorporated under the laws of Canada. Certain of their directors are residents of Canada and a portion of directors’ and executive officers’ assets may be located outside of the United States. In addition, certain subsidiaries are located in other foreign jurisdictions. As a result, it may be difficult or impossible for US investors to effect service of process within the United States upon the Company, its Canadian subsidiaries, or its other foreign subsidiaries, or those directors and officers, or to realize against them upon judgments of courts of the United States predicated upon the civil liability provisions of US federal securities laws or securities or blue sky laws of any state within the United States. The Company believes that a judgment of a US court predicated solely upon the civil liability provisions of the Securities Act of 1933, as amended and/or the Exchange Act of 1934, as amended (“Exchange Act”) would likely be enforceable in Canada if the US court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure that this will be the case. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

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

Compliance with the SEC’s new conflict mineral disclosure requirements results in additional compliance costs and may create reputational challenges.

The SEC adopted rules pursuant to Section 1502 of the Dodd-Frank Act setting forth disclosure requirements concerning the use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries, and deemed conflict minerals. These requirements have necessitated, and will continue to necessitate, due diligence efforts by the Company to assess whether such minerals are used in our products in order to make the relevant required disclosures. There are certain costs associated with complying with these new disclosure requirements, including diligence to determine the sources of those minerals that may be used or necessary to the production of the Company’s products. If the Company determines that certain of its products contain minerals that are not conflict-free or is unable to sufficiently verify the origins for all conflict minerals used in its products, the Company may face changes to its supply chain or challenges to its reputation, either of which could impact future sales.

The Company’s exemptions under the Securities Exchange Act of 1934, as amended, as a foreign private issuer limits the protections and information afforded investors.

The Company is a foreign private issuer within the meaning of the rules promulgated under the Exchange Act. As such, it is exempt from certain provisions applicable to United States companies with securities registered under the Exchange Act, including: the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuers’ equity securities within a period of less than six months). Because of these exemptions, purchasers of the Company’s securities are not afforded the same protections or information generally available to investors in public companies organized in the United States. Prior to December 31, 2000, the Company filed its annual reports on Form 20-F. Commencing with the year ended December 31, 2000 through December 31, 2007, and again for the year ended December 31, 2009, the Company filed its annual reports on Form 40-F. For the year ended December 31, 2008 and commencing for the year ended December 31, 2010 and going forward, the Company has elected to file its annual report on Form 20-F which also fulfills the requirements of the Annual Information Form required in Canada, thus necessitating only one report. The Company reports on Form 6-K with the United States Securities and Exchange Commission and publicly releases quarterly financial reports.

Item 4:	Information on the Company

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The business of Intertape was established when Intertape Systems Inc., a predecessor of the Company, established a pressure sensitive tape manufacturing facility in Montreal, Canada. The Company was incorporated under the Canada Business Corporations Act on December 22, 1989 under the name “171695 Canada Inc.” On October 8, 1991, the Company filed a Certificate of Amendment changing its name to “Intertape Polymer Group Inc.” A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company was amalgamated with EBAC Holdings Inc. The Shareholders, at the Company’s June 11, 2003 annual and special meeting, voted on the replacement of the Company’s By-Law No. 1 with a new General By-Law 2003-1. The intent of the replacement by-law was to conform the Company’s general by-laws with amendments that were made to the Canada Business Corporations Act since the adoption of the general by-laws and to simplify certain aspects of the governance of the Company. On August 6, 2006, the Company filed a Certificate of Amendment to permit the Board of Directors of the Company to appoint one or more additional Directors to hold office for a term expiring not later than the close of the next annual meeting of the Company’s Shareholders, so long as the total number of Directors so appointed does not exceed one-third of the number of Directors elected at the previous annual meeting of the Shareholders of the Company.

The Company’s corporate headquarters is located at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec, Canada H4M 2X5 and the address and telephone number of its registered office is 800 Place Victoria, Suite 3700, Montréal, Québec H4Z 1E9, c/o Fasken Martineau Dumoulin LLP, (514) 397-7400.

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

The Company closed its Brantford, Ontario, facility during the second quarter of 2011 and discontinued the manufacture of certain products that were produced solely at the Brantford, Ontario, plant. The Company sold the Brantford, Ontario, facility in January 2013. The Company sold its Hawkesbury, Ontario, plant in 2011. In the fourth quarter of 2012, the Company ceased manufacturing operations at its Richmond, Kentucky, manufacturing facility and transferred operations to its Carbondale, Illinois, facility during the first quarter of 2013. The Company sold the Richmond, Kentucky facility in the fourth quarter of 2014. In addition, the Company consolidated its North American shrink film production at its Tremonton, Utah, facility.

As the result of an internal restructuring, effective December 31, 2012, the Company liquidated and dissolved ECP L.P. and ECP GP II Inc., its Canadian operating companies, and all business, assets and liabilities were transferred to Intertape Polymer Inc., another Canadian subsidiary of the Company. Also effective December 31, 2012, the Company liquidated and dissolved Polymer International Corp., a Virginia corporation, and all of its assets and liabilities are with Intertape Polymer Corp., a Delaware corporation, a US subsidiary of the Company.

Effective October 30, 2014, the Company completed an additional internal restructuring to reorganize the capital structure of several of its legal entities to more efficiently manage its intercompany debt. The results of this restructuring were (in addition to certain transfers of certain intercompany receivables, payables and notes): (a) IPG Holdings LP was dissolved; (b) all of the preferred shares in IPG (US) Holdings Inc. were redeemed and cancelled, with Intertape Polymer Group Inc. owning all of the common shares of IPG (US) Holdings Inc.; (c) Intertape Polymer Group Inc. formed IPG Luxembourg S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) as a wholly owned subsidiary of Intertape Polymer Group Inc. and (d) Intertape Polymer Corp. transferred all of its preferred equity interests in Intertape Polymer Inc. to IPG (US) Inc.

In February 2013, the Company announced plans to relocate and modernize its Columbia, South Carolina, manufacturing facility and in June 2013, acquired property in Blythewood, South Carolina, which is located in close proximity to the Columbia, South Carolina plant. Improvements to the Blythewood property are underway to adapt it for use as a tape and stencil manufacturing facility. The Company anticipates the plant to be fully operational and the transition of operating from the Columbia facility to the Blythewood facility to be fully complete in the first half of 2015. Capital expenditures for this project are expected to total $52 million to $54 million, of which $2.7 million was spent in 2012, $21.8 million in 2013, and $24.3 million in 2014.

The Company’s total capital expenditures in connection with property, plant and equipment were $40.6 million and $46.8 million for the years 2014 and 2013, respectively. The majority of the expenditures were to update existing manufacturing equipment and to obtain new equipment.

There has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal year.

B.	BUSINESS OVERVIEW

The Company operates in the specialty packaging industry in North America. The Company develops, manufactures and sells a variety of paper and film-based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use. The Company’s products primarily consist of carton sealing tapes, including pressure-sensitive and water-activated tapes; packaging equipment; industrial and performance specialty tapes including masking, duct, electrical and reinforced filament tapes; shrink film; stretch wrap; lumberwrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers (“FIBCs”).

The Company has approximately 1,900 employees with operations in 15 locations, including 10 manufacturing facilities in North America and one in Europe.

The Company has assembled a broad range of products by leveraging its manufacturing technologies, its research and development capabilities, global sourcing expertise and its strategic acquisition program. Over the years, the Company has made a number of strategic acquisitions in order to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets including food processing, fulfillment, consumer, building and construction, oil and gas, transportation, agriculture, aerospace, appliance, general manufacturing, marine, composites and military applications.

Overview of Periods

2012

During 2012, the Company continued to focus on developing and selling higher-margin products, reducing variable manufacturing costs, executing on previously announced manufacturing plant initiatives, and optimizing its debt structure. The Company took several steps during 2012 to accomplish these objectives.

The Company had a $200.0 million Asset Based Loan (“ABL”) entered into with a syndicate of financial institutions. The amount of borrowings available to the Company under the ABL was determined by its applicable borrowing base from time to time. The borrowing base was determined by calculating a percentage of eligible trade accounts receivable, inventories, and equipment. The ABL was priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declined as unused availability increased. The pricing grid of the ABL, prior to the February 1, 2012 amendment, ranged from 1.5% to 2.25%. Unencumbered real estate was subject to a negative pledge in favor of the ABL lenders. However, the Company retained the ability to secure financing on all or a portion of its owned real estate up to $35.0 million and had the negative pledge in favor of the ABL lenders terminated. The ABL was scheduled to mature in March 2013. Effective February 1, 2012, the Company entered into a Third Amendment to Loan and Security Agreement among certain subsidiaries of the Company, the Lenders referred to therein, Bank of America, N.A., as agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as Lead Arranger and Wells Fargo Capital Finance, LLC, as “right side” joint lead arranger. The Third Amendment extended the maturity date of the ABL to February 2017 from March 2013. Under the Third Amendment, the interest rate increased modestly while several other modifications in the terms provided the Company with greater flexibility. The pricing grid of the extended ABL ranged from 1.75% to 2.25%.

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky facility with the majority of production to be transferred to its Carbondale, Illinois facility (the Richmond, Kentucky facility was sold in December 2014). The Company also announced the transfer of the shrink film production business from its Truro, Nova Scotia facility to its Tremonton, Utah plant. This allowed the Company to further optimize its manufacturing footprint and generate significant annual savings.

On August 14, 2012, the Company entered into an Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million. The terms of the arrangements included multiple individual capital leases, each of which has a term of sixty months and a fixed interest rate. The average of the fixed interest rates was expected to be less than 3%. If the Company did not finance the full amount of $4.0 million and $20.0 million by December 31, 2012 and December 31, 2013, respectively, then, subject to certain conditions, the Company would be required to pay a Reinvestment Premium (as defined in the Equipment Finance Agreement) on the difference between those amounts and the amounts actually funded in each of those years. In 2012, the Company financed the required amounts and was not subject to a Reinvestment Premium.

On October 10, 2012, the Company paid a dividend of CDN$0.08 per common share to shareholders of record at the close of business on September 21, 2012. The aggregate amount of the dividend paid was USD$4.8 million.

During 2012, the Company redeemed $80.0 million of its Senior Subordinated Notes, $25.0 million on August 1, 2012 and $55.0 million on December 13, 2012, both at par value. The notional amount of Senior Subordinated Notes outstanding after the redemptions was $38.7 million.

On October 16, 2012, the Company prepaid in full the outstanding balance of $1.9 million for its $3.0 million mortgage on its Danville, Virginia, facility which was originally due July 1, 2013.

On November 1, 2012, the Company entered into a Real Estate Loan of $16.6 million, amortized on a straight-line basis over the ten year term (in November 2014, the Company prepaid in full the Real Estate Loan with proceeds from the Revolving Credit Facility). The maturity of the loan could have been accelerated if the ABL was not extended and if Bank of America, N.A. ceased to be the agent by reason of an action of the Company. A portion of the loan may have been required to be repaid early if any mortgage properties were disposed of prior to October 31, 2022. Interest on the Real Estate Loan through December 31, 2012, was at a rate of 30-day LIBOR plus 250 basis points. Thereafter, the Real Estate Loan bore interest at a rate of 30-day LIBOR plus a loan margin between 225 and 275 basis points based on a pricing grid as defined in the loan agreement. The Real Estate Loan contained two financial covenants, both of which were calculated at the end of each fiscal month. The Company was in compliance with these covenants since entering into the Real Estate Loan. The loan was secured by certain of the Company’s real estate.

2013

In January 2013, the Company sold the Brantford, Ontario manufacturing facility and received net proceeds of $1.6 million. The Company recovered $0.2 million of the asset impairment charge previously recorded in 2011 and 2010.

On February 26, 2013, the Company announced plans to relocate and modernize its Columbia, South Carolina manufacturing operation. In June 2013, the Company acquired property located in Blythewood, South Carolina in connection with the relocation and modernization of its Columbia, South Carolina manufacturing facility. This property was financed by an $8.5 million mortgage with Wells Fargo National Association (the “South Carolina Mortgage”). In November 2014, the Company prepaid in full this loan with proceeds from the Revolving Credit Facility. Improvements are underway to adapt the facility for use as a tape manufacturing facility and it is expected to be fully operational by the end of the first half of 2015.

In June 2013, the Company redeemed $20.0 million aggregate principal amount of its outstanding Senior Subordinated Notes, and on August 30, 2013, the Company redeemed the remaining $18.7 million aggregate principal amount of its outstanding Senior Subordinated Notes due August 1, 2014, fully discharging and satisfying the Senior Subordinated Notes and Indenture.

During 2013, the Company completed certain initiatives regarding its facilities. Production ceased at the Company’s Richmond, Kentucky, plant in the fourth quarter of 2012, production of shrink film ceased at the Company’s Truro, Nova Scotia, plant in the first quarter of 2013, and the Company consolidated its shrink film operations at its Tremonton, Utah, manufacturing facility.

On August 14, 2013, the Board of Directors modified the Company’s dividend policy to provide for the payment of quarterly dividends as opposed to semi-annual dividends. During 2013, the Company paid dividends totaling USD$0.24 per share.

In August 2013, the Company relocated its US corporate headquarters to a leased facility at 100 Paramount Drive, Suite 300, Sarasota, Florida 34232. The prior U.S. headquarters located in Bradenton, Florida is idle and being marketed for sale.

As discussed above, the Company entered into an Equipment Finance Agreement in August 2012. During 2013, the Company was required to finance $20 million of equipment purchases. As of December 31, 2013, the Company financed $16.9 million. However, the Company was not required to pay a Reinvestment Premium on the shortfall inasmuch as the three-year SWAP rate at December 31, 2013 as set forth in the Federal Reserve H.15 report decreased to less than 0.5%. The average of the fixed interest rates of the capital leases as of December 31, 2013 was 2.86%.

In assessing the recoverability of deferred tax assets, management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. This determination is based on quantitative and qualitative assessments by management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies. As of December 31, 2013, management analyzed all available evidence including, in particular, the Company’s financial results for the year then ended (taxable income and earnings before income tax expense (benefit)), the 2013 budget variances, and the Company’s cumulative financial results for the prior three years. In addition, management took under significant consideration the Company’s 2014 budget, its long-term financial projections, market and industry conditions and certain available tax strategies. As a result of this detailed analysis, management determined at such time that it was more likely than not that substantially all of the Company’s deferred tax assets in the US would be realized and, accordingly, recognized $47.8 million of its US deferred tax assets, $43.0 million of which impacted the Company’s net earnings while the balance impacted its shareholders’ equity.

In addition, management determined at such time that it was more likely than not that a portion of its deferred tax assets related to the Company’s corporate (holding) entity (Intertape Polymer Group Inc. or the “Entity”) would not be realized due to insufficient taxable income in future periods. Previously, the Entity benefited from sufficient taxable income as a result of certain tax planning strategies implemented in 2011 (the “Planning”). The Company’s management continues to expect that, pursuant to the Planning, the Entity will continue to generate sufficient taxable income in order to fully utilize its net operating losses with expiration dates through 2015. However, the benefit of the Planning is expected to diminish over such time. Accordingly, the Company derecognized $4.6 million of its Canadian deferred tax assets as of December 31, 2013. These deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

2014

In 2014, Intertape hired a new Chief Financial Officer. Bernard J. Pitz’s tenure as chief financial officer ended on January 30, 2014. Michael C. Jay, Corporate Controller since 2011, assumed the duties of interim Chief Financial Officer from January 30, 2014 to May 9, 2014. Jeffrey Crystal was appointed Chief Financial Officer effective May 9, 2014.

In March 2014, Intertape increased the amount available under the Equipment Finance Agreement dated August 14, 2012 from $24.0 million to $25.7 million and also entered into its final capital lease schedule under this agreement for $3.5 million. The average of the fixed interest rates of the capital leases as of December 31, 2014 was 2.87%.

On June 11, 2014, Intertape’s Board of Directors adopted: (a) the Performance Share Unit Plan (“PSU Plan”) and (b) the Deferred Share Unit Plan (“DSU Plan”). The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. A maximum of 1,000,000 common shares may be issued from treasury under the PSU Plan. A maximum of 250,000 common shares may be issued from treasury under the DSU Plan.

On July 7, 2014, Intertape announced a normal course issuer bid (“NCIB”) effective on July 10, 2014. In connection with this NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 of Intertape’s common shares issued and outstanding. The NCIB will expire on July 9, 2015. As of December 31, 2014, the Company has repurchased 597,500 common shares at an average price of CDN$14.35 per share, including commissions, for a total purchase price of $7.8 million.

On July 7, 2014, Intertape’s Board of Directors modified Intertape’s dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per common share.

On August 5, 2014, the Board of Directors appointed Mr. Frank Di Tomaso as a new board member of the Company.

Effective October 30, 2014, Intertape completed an internal restructuring to reorganize the capital structure of several of its legal entities to more efficiently manage its intercompany debt. The results of this restructuring were (in addition to certain transfers of certain intercompany receivables, payables and notes): (a) IPG Holdings LP was dissolved; (b) all of the preferred shares in IPG (US) Holdings Inc. were redeemed and cancelled, with Intertape Polymer Group Inc. owning all of the common shares of IPG (US) Holdings Inc.; (c) Intertape Polymer Group Inc. formed IPG Luxembourg Finance S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) as a wholly owned subsidiary of Intertape Polymer Group Inc. and (d) Intertape Polymer Corp. transferred all of its preferred equity interests in Intertape Polymer Inc. to IPG (US) Inc.

On November 18, 2014, Intertape entered into a new Revolving Credit Facility Agreement which provides for a five-year US$300 million Revolving Credit Facility. The Revolving Credit Facility replaced the ABL Facility and prepaid in full the outstanding balances of the Real Estate Loan and South Carolina Mortgage. The Revolving Credit Facility Agreement includes an incremental accordion feature of US$150 million, which will enable the Company to increase the limit of this facility (subject to the Revolving Credit Facility Agreement’s terms) if needed. The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (125 basis points as of December 31, 2014) depending on the consolidated total leverage ratio.

In December 2014, the Company sold the Richmond, Kentucky manufacturing facility and received net proceeds of $2.3 million.

(1)	Products, Markets and Distribution

(a)	Tapes

The Company manufactures a variety of paper and film based tapes, including pressure-sensitive and water-activated carton sealing tapes; industrial and performance specialty tapes including paper, flatback, duct, double coated, foil, electrical, filament tapes and stencil products.

The Company is the only packaging company that manufactures carton sealing tapes using all four adhesive technologies: hot melt, acrylic, natural rubber and water-activated. As a vertically integrated manufacturer, the Company believes it has distinctive capabilities, relative to its competitors, to produce its own film and adhesives used in the manufacture of its finished tape.

The Company’s tape products are manufactured and primarily sold under the Company’s Intertape™, Central®, American®, Anchor®, and Crowell® brands to industrial distributors and retailers, and are manufactured for sale to third parties under private brands.

Tape products launched in 2012, 2013 and 2014 include new transfer adhesive products, clean removal tensilized polypropylene and filament products, UL rated HVAC tapes, and hot melt carton sealing tape manufactured with a proprietary Corru-Grip™ adhesive formulation for optimal closure of highly recycled corrugate. Further information regarding these new products can be found in the Research & Development section of this document.

In 2012, the Company redirected its focus to address specific solutions the Company is able to provide for the following targeted markets: fulfillment, general manufacturing, food processing and specialty (oil and gas, HVAC, aerospace, residential and commercial painting, building and construction, and mass transportation).

In 2013, the majority of the Company’s product launches were double-coated, carton sealing, HVAC, appliance packaging and masking tapes.

In 2014, the Company enhanced its offering of packaging solutions with the introductions of: ExlfilmPlus® GPL, a new high performance cross linked polyolefin shrink film; Ripcord™, a knife free solution to open packages; RG317, a filament tape for L-clip box closure applications; Auto H2O™ uniform semi-automatic water-activated case sealer and other complementary products.

For the years ending December 31, 2014, December 31, 2013, and December 31, 2012, tapes accounted for 65%, 65%, and 66%, respectively, of the Company’s revenue.

The Company’s tape products consist of two main product groups, Carton Sealing Tapes and Industrial & Specialty Tapes.

Carton Sealing Tapes

Carton sealing tapes are sold primarily under the Intertape™ and Central® brands to industrial distributors and leading retailers, as well as to third parties under private brands. Management believes the Company is the only company worldwide that produces carton sealing tapes using all four adhesive technologies: hot melt, acrylic, natural rubber and water- activated. The Company also sells the application equipment required for the dispensing of its carton sealing tapes.

Hot Melt Tape

Hot melt carton sealing tape is a polypropylene film coated with a synthetic rubber adhesive which offers a wide range of application flexibility and is typically used in carton sealing applications. The Company’s primary competitors are 3M Co., Shurtape Technologies LLC and Vibac Group.

Acrylic Tape

Acrylic carton sealing tape is a polypropylene film coated with an aqueous, pressure-sensitive acrylic adhesive which is best suited for applications where performance is required within a broad range of temperatures from less than 40°F (4°C) to greater than 120°F (49°C). The Company’s primary competitors are 3M Co., GTA, Primetac (Pitamas) and imported Asian products.

Natural Rubber Tape

Natural rubber carton sealing tape is a polypropylene film coated with natural rubber adhesive and is unique among the carton sealing tapes because of its robust adhesion properties. This tape is ideally suited for conditions involving hot, dusty, humid or cold environments. Typical uses include moving and storage industry applications, as well as packaging and shipping. The Company’s primary competitors are Vibac Group and imported products from Europe.

Water-Activated Tape

Water-activated carton sealing tape is typically manufactured using a filament reinforced kraft paper substrate and a starch based adhesive that is activated by water. Water-activated tape is used primarily in applications where a strong mechanical bond or tamper evidence is required. Typical end-use markets include retail fulfillment centers, 3PL’s (third-party logistics providers), furniture manufacturers and the apparel industry. The Company’s primary competitor is Holland Manufacturing Co. Inc.

Industrial & Specialty Tapes

The Company produces eight primary industrial and specialty products sold primarily under the Intertape™, American® and Anchor® brands: paper tape, flatback tape, duct tape, double-coated tape, foil tape, electrical tape, filament tape and stencil products.

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

Duct Tape

Duct tape is manufactured from a polyethylene film that has been reinforced with scrim and coated with natural/synthetic rubber blend adhesive or specialty polymer adhesives. Duct tape is primarily used by general consumers for a wide range of applications. Duct tapes are also used in maintenance, repair and operations, in the HVAC (heating, ventilation and air conditioning) markets, construction and in the convention and entertainment industries. The Company’s primary competitors for this product are Berry Plastics Corp., 3M Co. and Shurtape Technologies, LLC.

Double-Coated Tape

Double-coated tape is manufactured from a paper, foam, or film substrate and is coated on both sides with a variety of adhesive systems. Double-coated tape also uses a release liner made from paper or film that prevents the tape from sticking to itself. Double-coated tape is typically used to join two dissimilar surfaces. The Company’s double-coated tape products are used across a range of markets that include aerospace, graphics, transportation, converting and nameplates. The Company’s primary competitors for this product are 3M Co., tesa tape, inc., and Scapa Group plc.

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

Electrical and Electronic Tape

Electrical and electronic tape is manufactured from a number of different substrates, including paper, polyester, glass cloth and a variety of adhesive systems that include rubber, acrylic and silicone adhesives. Electrical and electronic tapes are engineered to meet stringent application specifications and many electrical and electronic tapes are Underwriters Laboratories (UL) component listed. The Company’s primary competitors for this product are 3M Co., Nitto Denko, Saint Gobain, Bondtec, and H-Old.

Filament Tape

Filament tape is a film or paper-backed adhesive tape with fiberglass, polyesterfibers embedded in the adhesive to provide high tensile strength. Primary applications for filament tape include temporary holding, bundling and unitizing, subsea umbilical cables (oil and gas), metal coil tabbing, and agricultural applications. The Company’s primary competitors for this product are 3M Co., TaraTape, Inc. and Shurtape Technologies, LLC.

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

The Company also manufactures a variety of polyethylene and specialized polyolefin films, as well as complementary packaging systems, for industrial use and retail use, including shrink film, stretch wrap and air pillows. As a vertically integrated manufacturer, the Company uses internally manufactured films to produce tape products.

The Company’s film products are marketed under the Company’s brands including SuperFlex®, StretchFlex®, ExlfilmPlus®, Exlfilm® and iCushion® to industrial distributors and retailers, and are manufactured for sale to third parties under private brands.

For each of the years ending December 31, 2014, December 31, 2013, and December 31, 2012, films accounted for 19% of the Company’s revenue.

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

SuperFlex® is a high performance, light gauge stretch film which offers customers good security for their loads but at a low cost per load. Genesys®, Genesys®Ultra, Fortress®, ProLite® and Orbit Air™B are SuperFlex® brand products. Since 2013, we have re-formulated our legacy Genesys®, Genesys®Ultra and ProLite® brand products to enhance their performance capabilities. AEP Industries, Inc., Amtopp, Berry Plastics Corp., Malpack (Canada), and Paragon Films produce competitive products.

StretchFlex® is the Company’s regular duty, typically a heavier gauge of stretch film which also provides the customer with secure loads at a low price per pound. SFI, SSC, SFIII, Hand Wrap II and Hand Wrap IV are StretchFlex® brand products.

Since 2013, we have re-formulated our legacy SFI products to enhance performance capabilities. Competitors include AEP Industries Inc., Berry Plastics Corp., Sigma Plastics Group and Amtopp.

Shrink Film

ExlfilmPlus® and Exlfilm® shrink film are specialty plastic films which shrink under controlled heat to conform to a package’s shape. The process permits the over-wrapping of a vast array of products of varying sizes and dimensions with a single packaging line. ExlfilmPlus® and Exlfilm® are used to package paper products, food, toys, games, sporting goods, hardware and housewares and a variety of other products. In 2014, the Company introduced ExlfilmPlus® GPL, a new high performance cross linked polyolefin shrink film. The Company’s primary competitors for this product are Sealed Air Corp. and Bemis Co. Inc.

The Company entered the European shrink film market through its investment in Fibope in April 1995. The Company initially purchased a 50% equity interest in Fibope, acquiring the remaining 50% equity stake in July 2003 to serve as a platform to penetrate European and African markets with other products of the Company. Fibope operates as an autonomous unit within the Company.

Fibope produces a full range of shrink film products for sale in the European Community. Raw materials are primarily sourced within Europe, with multiple sources utilized to ensure stability of supply and a competitive price environment.

Protective Packaging

Air Pillows

Air pillows are manufactured from polyethylene film and are inflated at the point of use with an air pillow machine. Air pillows are used as packaging material for void fill and cushioning applications. Typical end-use markets for air pillows include 3PL’s retail fulfillment houses and contract packaging operations. The Company’s primary competitors for this product are Pregis Corp., Sealed Air Corp., Storopack, Inc., Free-Flow Packaging International Inc. and Polyair Inter Pack Inc.

Complementary Packaging Systems

Machinery

IPG also provides complementary packaging systems under the Interpack™ brand. Machinery that makes up IPG’s Complementary Packaging Systems include, but are not limited to, mechanical systems for case sealing applications with the use of long roll carton sealing tape, as well as water-activated tape produced by IPG. They also include IPG’s void fill machines and bagging machines. These machines are used in production lines at the packaging level. They are also widely used in the fulfillment industries. These systems add value by providing efficient packaging processes to a variety of industrial customers. The company’s primary competitors are 3M, Loveshaw, BestPack, Better Packages, Marsh and Phoenix.

(c)	Woven Coated Fabrics

The Company develops and manufactures innovative industrial packaging, protective covering, barrier and liner products utilizing engineered coated polyolefin fabrics, paper and other laminated materials. Its products are sold through multiple channels in a wide number of industries including lumber, construction and agriculture.

On October 5, 2005, Intertape Polymer Inc., a subsidiary of the Company, acquired all of the issued and outstanding shares of Flexia Corporation Ltd., which was the result of the amalgamation of Flexia Corporation and Fib-pak Industries, Inc. The businesses of such companies were operated under wholly-owned Canadian entities, ECP L.P. and ECP GP II Inc. through December 31, 2012. ECP GP II Inc. was a producer of a wide range of engineered coated and laminated products with its facilities located in Langley, British Columbia and Truro, Nova Scotia. As a result of an internal restructuring of the Company’s subsidiaries, ECP L.P. and ECP GP II Inc. were liquidated and dissolved on December 31, 2012 and as a result, all business, assets and liabilities were transferred to Intertape Polymer Inc.

The Company’s woven coated fabrics are categorized in four markets: (A) building and construction, (B) agro-environmental, (C) specialty fabrics, and (D) industrial packaging. For the years ended December 31, 2014, December 31, 2013, and December 31, 2012, woven coated fabric products accounted for 15%, 15%, and 14%, respectively, of the Company’s revenue.

Building and Construction Products

The Company’s building and construction product group includes protective wrap for kiln dried lumber, membrane barrier products such as house wrap, window and door flashing, membrane structure fabrics used in clear span buildings, roof underlayment, and insulation facing, which are used directly in residential and commercial construction. The Company also supplies packaging over-wrap sleeves for unitizing multiple bags of fiberglass insulation. The Company’s primary competitors for these products include InterWrap, Inc., E.I. DuPont de Nemours and Company, Polymer Group International, Alpha ProTech and various producers from India, China and Korea.

Lumberwrap

The Company’s lumberwrap is used to package, unitize, protect and brand lumber during transportation and storage. The product is available in polyethylene or polypropylene coated fabrics and polyethylene films printed to customer specifications. The Company’s primary competitor is InterWrap.

Membrane Structure Fabrics

Nova-Shield® is a lightweight, wide-width, and durable polyolefin fabric used as the outer skin layer for flexible membrane structures. The introduction and continuous improvement of the Nova-Shield® fabric in the membrane structure market has enabled membrane structure manufacturers to expand the use of this product beyond agricultural applications. New applications include agriculture barns, amphitheaters, recreational facilities, trade show pavilions, aircraft hangers, and casinos. Developments in the product line include the patented stacked weave, and AmorKote™ coatings. The Company sells the Nova-Shield® fabrics to membrane structure manufacturers who design, fabricate, and install the structures. The Company’s primary competitors are Fabrene Inc. and a number of PVC (polyvinyl chloride) producers.

Roof Underlayment

IPG’s roofing underlayment is a woven synthetic weather barrier installed on the roof before slate, tile or shingles are applied. IPG’s roofing underlayment is lighter and easier to install than standard #30 building felt. To meet these market needs, the Company currently has a three-tiered (“Good, Better, Best”) approach in an attempt to reach all market segments. The Company’s primary competitors in this market are InterWrap, Alpha ProTech, a variety of #30 felt producers and a number of competitors from India, China and Korea.

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

Geomembrane Fabrics

The Company’s AquaMaster® line of geomembrane fabrics is used as irrigation canal liners, golf course and aquascape pond liners, oil pad liners, hydraulic fracturing ponds and in aquaculture operations. During 2014, the Company widened its product offering by manufacturing composite product composed of its traditional extrusion-coated substrates laminated to other materials such as non-woven textiles and polyethylene film. In order to help customers specify and use the best solution for their particular need, the Company re-branded its geomembrane product lines to clearly separate long-term, high-performance products from products used for shorter term applications during 2014. The Company’s primary competitors for similar products include Fabrene Inc., Mai Weave LLC, InterWrap and Inland Tarp. Competitive products which may be used as substitutes are manufactured by GSE Environmental and Raven Industries Inc.

Hay Wrap

Hay cover products are specially designed fabrics designed to function as protective covers, haystack covers, pit and pond liners and pool covers. The proprietary coating is used to enhance abrasion resistance, flex resistance, seam strength, UV resistance and longevity. The Company’s primary competitors for this product include offshore imports, as well as InterWrap, Maiweave and Fabrene.

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

Industrial Packaging Products

The Company’s printed wrap is used to brand and protect a variety of products during transit and storage. For example, the Company’s product is used to cover small recreational vehicles (ATV’s) during transportation from their manufacturing location to retail dealers. Primary competitors of the Company for this product include Interwrap Inc. and Covalence Specialty Materials Corp.

(d)	Other

The Company also earns revenues from the sale of FIBCs and from royalties from the sale of film wrap. FIBCs are flexible, intermediate bulk containers generally designed to carry and discharge 1,500 to 3,500 pounds of dry flowable fill products such as chemicals, minerals and dry food ingredients. The market for FIBCs is highly fragmented. The Company has established proven supply lines for FIBCs with integrated bag manufacturers in India, China and Mexico. Revenue from royalties is earned on the purchases of film wrap by end-users from another supplier which is used in machines supplied by the Company. During each of the last three years, other revenues accounted for 1% of the Company’s revenue.

(2)	Sales and Marketing

As of December 31, 2014, the Company had 186 sales, customer service and marketing personnel, including manufacturer representatives. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts. The Company’s customer base is diverse; however there was one customer that accounted for approximately 7% of total sales in 2014. Sales of products to customers located in the United States and Canada accounted for approximately 83% and 8% of total sales, respectively, in 2014, 82% and 8%; in 2013, and 81% and 9% in 2012.

Many tape and film products are sold to the market through a network of paper, packaging and industrial distributors throughout North America. The Company also sells carton closing systems, including automatic and semi-automatic carton sealing equipment through this same network of distribution. The Company’s shrink and stretch film products are typically sold through industrial distributors. Electrical and electronic tapes are primarily sold through specialty distribution.

The Company’s woven coated fabrics are primarily sold directly to end-users. The Company also earns revenues from the sale of FIBCs and from royalties from the sale of film wrap. FIBCs are sold primarily to end-users and are marketed throughout North America.

(3)	Seasonality of the Company’s Main Business

The Company does not experience material seasonality or cyclicality in its operations.

(4)	Equipment and Raw Materials

The Company purchases mostly custom designed manufacturing equipment, including extruders, coaters, finishing equipment, looms, printers, bag manufacturing machines and injection molds, from manufacturers located in the United States and Western Europe, and participates in the design and upgrading of such equipment. The Company is not dependent on any one manufacturer for its equipment.

The major raw materials purchased for the Company’s tape products are polypropylene resin, polyethylene resin, synthetic rubber, hydrocarbon resin, and paper (crepe and kraft). The resins and synthetic rubber are generated from petrochemicals which are by-products of crude oil and natural gas. Almost all of these products are sourced from North American manufacturers. The majority of paper products are produced by North American paper manufacturers which are derived from the North American pulp and paper industry. Raw materials accounted for approximately 67% of reported cost of sales in each of 2014, 2013 and 2012.

The major raw material used in our film products is polyethylene resin. Polyethylene is a derivative of natural gas petrochemical by-products and/or crude oil.

The major raw materials used to produce the Company’s woven coated fabrics are polyethylene and polypropylene resins. Both of these products are petrochemical based products derived from crude oil and/or natural gas. These products are predominantly sourced from North American petrochemical manufacturers.

During 2014, selling prices (including the impact of product mix) increased more than raw material costs, which also rose on average. During 2014, resin-based raw material costs increased by about 8%, paper costs increased by about 4%, and adhesives decreased about 5%.

The prices of most of the major raw materials noted above can be subject to significant volatility, primarily influenced by commodity price fluctuations for crude oil and natural gas.

(5)	Research and Development and New Products

The Company’s strategy is to create growth opportunities through enhancements of existing products and the introduction of new products. The Company’s research and development efforts continue to focus on new products, technology platform developments, new product processes and formulations. As described in the sections that follow, the Company introduced 38 new products in 2014 and 2013 and introduced 35 new products in 2012.

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

In 2012, the Company introduced UL 181B-FX listed AC50-UL, a premium-grade HVAC duct tape for flexible air ducts and air connectors. This 14 mil high-strength polyethylene-coated cloth duct tape meets flexible duct criteria for HVAC systems required by many building codes throughout the US, including that recommended by the 2009 California Residential Compliance Manual. The Company also expanded its offering to contractors with the addition of a metalized version of this AC50-UL product. Its reflective finish is especially suited for joining seams on flexible air duct with metallic jackets and duct board with exterior foil laminate vapor retarders.

In 2013, IPG expanded its adhesive transfer tapes product line to include narrower widths, longer rolls, three adhesive thicknesses and a new ATG tape dispenser. Four masking products were launched into the automotive refurbishing, marine, and architectural painting markets. Five double-coated products were released into a variety of splicing and bonding markets.

In 2014, the Company expanded its offering of specialty tape products with the introduction of AC778, a metalized BOPP tape and ALF301, an aluminum foil tape with superior UV, chemical and temperature resistant properties.

In 2013, the Company expanded its stretch film product line to include smaller sized bundle wrap designed as convenient solutions for many home, office, workshop, yard and school applications.

In 2014, the Company introduced ExlfilmPlus® GPL, the Company’s newest performance shrink film. This film is a cost savings alternative to standard, heavier gauge films. The premium resin formulation exhibits exceptional machinability and high speed processing capabilities.

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

In 2013, IPG introduced four new carton sealing tape (CST) products. Specifically, two, hot melt, pressure-sensitive adhesive (HMPSA) products targeted for sealing cartons with a high, recycled content and two water-activated tape (WAT) products. During 2014 the Company expanded its line of carton closure solutions with the addition of Ripcord™, a knife free solution to open packages and RG317, a filament tape for L-clip box closure applications.

A new stainless steel uniform semi-automatic case sealer was added to IPG’s line of Interpack™ complementary packaging systems in 2013. Targeting food processing facilities, the USC 2020-SB SS is available in food grade 302-304 stainless steel and NEMA 4 electrics, making it ideal for non-caustic wash down applications. In 2014 the Company launched its new Auto H2O™ uniform semi-automatic water-activated case sealer. The Auto H2O™ case sealer’s patented technology provides a reliable and low maintenance automatic sealing system for reinforced water-activated tape to seal corrugated containers.

The Company’s research expenses in 2014, 2013, and 2012 totaled $7.9 million, $6.9 million, and $6.2 million, respectively.

(6)	Trademarks and Patents

The Company markets its tape products under the trademarks Intertape™, Central®, Crowell®, American®, and various private labels. The Company’s shrink wrap is sold under the registered trademark ExlfilmPlus® and Exlfilm®. Its stretch films are sold under the trademark SuperFlex® and StretchFlex®.

The Company markets its open mouth bags under the registered trademark NovaPac®. The other key engineered coated products are sold under the registered trademarks NovaThene®, NovaShield®, NovaSeal®, NovaWrap™, and NovaFlash®. Its engineered fabric polyolefin fabrics are sold under the registered trademark NovaThene®.

The Company has approximately 154 active registered trademarks, 82 in the United States, 31 in Canada, 10 in Mexico, and 31 foreign, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company, Central Products Company, The Crowell Corporation and Flexia. The Company currently has 9 pending trademark applications in the United States, and 2 in foreign jurisdictions.

The Company has pursued US and foreign patents in select areas where it believes that unique products offer a competitive advantage in profitable markets. The Company’s 58 granted patents and 31 pending patent applications include engineered coated products and film for which the Company has 16 patents and 3 pending applications, tape products for which it has 20 patents and 18 pending applications, adhesive products and manufacture for which it has 17 patents and 7 pending applications, other products for which it has 5 patents and 3 pending applications.

(7)	Competition

The Company competes with other manufacturers of plastic packaging and pressure -sensitive adhesive products as well as manufacturers of alternative packaging products, such as paper, cardboard and paper-plastic combinations. Some of these competitors are larger companies with greater financial resources than the Company. Management believes that competition, while primarily based on price and quality, is also based on other factors, including product performance characteristics and service. Please refer to Section B(1) above for a discussion of the Company’s main competitors by product.

The Company believes that significant barriers to entry exist in the packaging market. Management considers the principal barriers to be the high cost of vertical integration which it believes is necessary to operate competitively, the technical expertise in respect to various processes and equipment operation, and the difficulties and expense of developing an adequate distribution network.

(8)	Environmental Initiatives and Regulation

(a)	Initiatives

The Company has and continues to be focused on reducing waste and minimizing any harmful environmental impact throughout its manufacturing process, or footprint left behind by the line of products manufactured and marketed by the Company. Lili® represents one aspect of the Company’s environmental stewardship program and stands for “low-environmental impact line from IPG”. The stewardship program is a commitment by management and employees of the Company to continually look for opportunities to lower the Company’s environmental impact. The Company has implemented and continues to implement activities, changes and programs that are designed to reduce waste in the manufacturing process; reduce the footprint left behind by its products, processes and employees; increase the recycling of its products; provide alternative solutions to a less environmentally friendly products or applications; reduce consumption of raw materials, fuel and other energy sources; reduce pollutants released through air, water and waste; and improve the safety and health of employees.

The Company continues to focus on its environmental initiative to save energy. In August 2009, the Company became an ENERGY STAR® Industrial Partner, which is a voluntary partnership with the U.S. Environmental Protection Agency (EPA) to improve energy efficiency and fight global warming. Intertape Polymer Group (IPG®) as an ENERGY STAR® Industrial Partner joined the fight against global warming by improving the efficiency of its buildings and facilities. The EPA recognized IPG as a 2014 ENERGY STAR Partner of the Year for strategically managing and improving the energy efficiency in its operating locations. In addition, several IPG facilities have met the EPA’s ENERGY STAR Challenge for Industry at several of its manufacturing plants, which is to reduce energy intensity by 10% within 5 years. IPG facilities have achieved an average energy intensity reduction of 24 percent. The reductions have cut greenhouse gas emissions at IPG’s plants by 34,000 metric tons over the past 5 years, which equals the emissions from the electricity use of 4,700 homes.

The transition of manufacturing operations from IPG’s Columbia, South Carolina facility to IPG’s new Blythewood, South Carolina facility is expected to further enhance IPG’s environmental stewardship. The Blythewood plant uses non-solvent technologies that do not utilize volatile organic compounds in the manufacturing process and do not generate hazardous waste. Waste water recycling processes are slated to become active in the second quarter of 2015 at the Blythewood plant to reduce both water use and generation of waste water. Additionally, the transition of manufacturing operations to the Blythewood plant should result in increased efficiencies and a reduction of landfill waste.

(b)	Regulation

The Company’s operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, United States (federal, state and local) and Canadian (federal, provincial and municipal) environmental laws applicable to the Company include statutes and regulations intended to: (i) impose certain obligations with respect to site contamination and to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties; (ii) prevent future soil and groundwater contamination; (iii) impose national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; (iv) govern the handling, management, treatment, storage and disposal of hazardous wastes and substances; and (v) regulate the discharge of pollutants into waterways.

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

The Company has purchased a new building in Blythewood, South Carolina and is in the process of starting up a new manufacturing plant at this location. The existing Columbia, South Carolina plant will be closed in the first half of 2015. The new Blythewood plant will use low environmental impact technologies. The Columbia, South Carolina Plant production will be relocated to this new plant and other existing Company plants. In preparation for the Columbia, South Carolina plant closure, the Company will continue to monitor and limit environmental impacts, including certain impacts that have negatively impacted the value of the Columbia, South Carolina property. The reduced environmental impacts from Blythewood plant operations minimize applicability of environmental laws and permit requirements. Blythewood operations only require a minor EPA air emission permit and the facility is not classified as a large quantity generator of hazardous waste. The transition of manufacturing operations from the Columbia plant to the Blythewood plant will eliminate toxic releases that require EPA reporting and significantly reduce carbon emissions.

In addition, although certain of the Company’s facilities emit regulated pollutants into the air, the emissions are within current permitted limits, including applicable Maximum Achievable Control Technology (“MACT”) requirements.

The Company and its operating subsidiaries are required to maintain numerous environmental permits and governmental approvals for their operations. Some of the environmental permits and governmental approvals that have been issued to the Company or its operating subsidiaries contain conditions and restrictions, including restrictions or limits on emissions and discharges of pollutants and contaminants, or may have limited terms. If the Company or any of its operating subsidiaries fails to satisfy these conditions or to comply with these restrictions, it may become subject to enforcement actions and the operation of the relevant facilities could be adversely affected. The Company may also be subject to fines, penalties or additional costs. The Company or its operating subsidiaries may not be able to renew, maintain or obtain all environmental permits and governmental approvals required for the continued operation or further development of its facilities, as a result of which the operation of its facilities may be limited or suspended.

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

Corporation	Place of Incorporation or Constitution	Percentage of Ownership or Control
Intertape Polymer Group Inc.	Canada	Parent
Intertape Polymer Inc.	Canada	100%
Spuntech Fabrics Inc.*	Canada	100%
Intertape Polymer Corp.	Delaware	100%
Intertape Woven Products Services, S.A. de C.V.	Mexico	100%
Intertape Woven Products, S.A. de C.V.	Mexico	100%
IPG Luxembourg Finance S.à r.l	Luxembourg	100%
IPG (US) Inc.	Delaware	100%
IPG (US) Holdings Inc.	Delaware	100%
Intertape Polymer US Inc.	Delaware	100%
Fibope Portuguesa-Filmes Biorientados S.A.	Portugal	100%
Intertape Polymer Europe GmbH	Germany	100%

*	Dormant

D.	PROPERTY, PLANTS AND EQUIPMENT

Location	Status	Use	Products	Square Feet	Property Size (Acres)
3647 Cortez Road West Bradenton, FL 34210	Owned	Idle	N/A	20,806	3.71
100 Paramount Dr, Suite 300 Sarasota, FL 34232	Leased	Office	N/A	28,574
2000 South Beltline Boulevard Columbia, SC 29201	Owned	Manufacturing	Tapes (paper duct)	7 Buildings – 499,770	86.48
1091 Carolina Pines Dr. Blythewood, SC 29016	Owned	Manufacturing	Tapes (paper duct)	350,000	33.83
360 Ringgold Industrial Pkwy. Danville, VA 24540	Leased	Regional Distribution Center	All products	199,600
10101 Nordel Court Delta, British Columbia V4G 1J8	Leased	Manufacturing	ECPs	54,274
317 Kendall Street (2) Marysville, Michigan 48040	Owned	Manufacturing	Tapes (paper reinforced)	5 Buildings – 226,016	11.53
741 4th Street Menasha, Wisconsin 54952	Owned	Manufacturing	Tapes (water activated)	165,134	5.91
748 Sheboygan Street Menasha, Wisconsin 54953	Owned	Office Building	N/A	16,251	Incl above
760 West 1000 North Tremonton, Utah 84337	Owned	Manufacturing	Exlfilm®, Stretchflex®	115,000	17.00
50 Abbey Avenue Truro, Nova Scotia	Owned	Manufacturing	Engineered fabric products and Exlfilm®	306,200	13.00
543 Willow Street Truro, Nova Scotia	Leased	Warehouse		15,000

Location	Status	Use	Products	Square Feet	Property Size (Acres)
9942 Currie Davis Dr., Ste 23B Tampa, Florida 33619	Leased	Manufacturing	Assembles tape dispensing machinery	17,000
2200 North McRoy Drive Carbondale, Illinois 62901	Owned	Manufacturing	Tapes - electrical	190,324	29.9
1095 S. 4th Avenue Brighton, Colorado 80601	Leased	Manufacturing	Film	Manufacturing & Office – 252,940 Warehouse – 21,450
1101 Eagle Springs Road Danville, Virginia 24540	Owned	Manufacturing	Carton sealing tape, Stretchflex®, acrylic coating	289,195	26.0
341 Bullys Street Eagle Pass, Texas 78852	Leased	Warehouse	FIBCs	20,000
772 Specialists Avenue Neenah, Wisconsin 54956	Leased	Distribution	Tapes – water activated	75,000
1407 The Boulevard, Suite E Rayne, Louisiana 70578	Leased	Offices	N/A	1,472
4061 E. Francis Street Ontario, California 91761	Leased	Warehouse and Distribution	Tapes Packaging products	50,000
9999 Cavendish Blvd., Suite 200 St. Laurent, Quebec H4M 2X5	Leased	Offices	N/A	13,500 in 2013 8,500 a/o 1/1/2014
Gronfahrtweg 3 24955 Harrislee Germany	Leased	Office	N/A	560
Lugar de Vilares-Barqueiros 4740-676 Barqueiros BCL Barcelos, Portugal	Owned	Manufacturing and Distribution	Exlfilm®	35,500
20 Rue de Peupliers L-2328 Luxembourg Grand Duchy of Luxembourg	Leased	Office	N/A	108

The Company also owns inventory that is temporarily located at facilities owned by various third-party logistics service providers. As these facilities are not owned or leased by the Company, they have been excluded from the summary table above.

The Company continued to move forward in 2014 on several of its initiatives to improve manufacturing efficiencies. Capital expenditures for the replacement of machinery and equipment during 2013 and 2014 totaled $46.8 million and $40.6 million, respectively, financed in part by an Equipment Finance Agreement, the terms of which are summarized in Item 4.B. above.

The Company is also relocating and modernizing its Columbia, South Carolina manufacturing facility. In June 2013, the Company acquired property in Blythewood, South Carolina financed by an $8.5 million mortgage with Wells Fargo National Association (in November 2014, the Company prepaid this loan in full with proceeds from the Revolving Credit Facility). The new manufacturing facility will have state-of-the-art equipment and is anticipated to be fully operational by the end of the first half of 2015. Capital expenditures for this project are expected to total $52 million to 54 million, of which $2.7 million was spent in 2012, $21.8 million in 2013, and $24.3 million in 2014. The Company anticipates that the new South Carolina facility will result in a total annual cash savings in excess of $13.0 million commencing in the second half of 2015 with the first full year effects in 2016.

Item 4A:	Unresolved Staff Comments

Not Applicable.

Item 5:	Operating and Financial Review and Prospects (Management’s Discussion & Analysis)

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of the Company, as well as how it manages certain risks and capital resources. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2014 and 2013 and for the three-year period ended December 31, 2014.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

Financial Highlights

(In millions of US dollars, except per share amounts, selected ratios, and trading volume information)

(Unaudited)

	2014	2013	2012
	$	$	$
Operations
Revenue	812.7	781.5	784.4
Gross margin (1)	20.1%	20.3%	17.7%
Net earnings	35.8	67.4	20.4
Adjusted net earnings (2)	52.4	103.4	40.1
Adjusted EBITDA (2)	103.9	103.1	85.6
Cash flows from operating activities	86.9	82.2	84.5
Free cash flow (2)	46.3	35.3	62.9
Capital expenditures (3)	40.6	46.8	21.6
Effective Tax Rate (4)	39.0%	-113.5%	1.0%

Per Common Share
Net earnings - diluted	0.58	1.09	0.34
Adjusted net earnings - diluted (2)	0.84	1.68	0.66
Dividend paid per share	0.40	0.24	0.08

Financial Position
Working capital (5)	128.2	115.0	111.7
Total assets	466.7	465.2	426.2
Net debt (6)	114.9	127.3	145.4
Shareholders’ equity	227.5	230.4	153.8
Cash and loan availability (7)	206.2	50.3	54.7

	2014	2013	2012
	$	$	$
Selected Ratios
Current Ratio (8)	2.50	2.32	2.28
Leverage Ratio (9)	1.19	1.26	1.77
Return on equity (10)	15.7%	29.2%	13.2%

Stock Information
Weighted average shares outstanding - diluted (11)	62,061	61,633	60,629
Shares outstanding as of December 31 (11)	60,436	60,777	59,625

The Toronto Stock Exchange (CDN$)
Share price as of December 31	18.61	14.03	8.00
High: 52 weeks	19.95	15.62	9.07
Low: 52 weeks	11.12	7.96	3.12

(1)	Gross profit divided by revenue
(2)	These are non-GAAP measures defined below and accompanied by the reconciliation to the closest GAAP measure
(3)	Purchases of property, plant and equipment
(4)	Refer to Note 5 – Income Taxes to the Consolidated Financial Statements as of and for the year ended December 31, 2014
(5)	Current assets less current liabilities
(6)	Long-term debt plus installments on long-term debt less cash
(7)	Refer to Note 13 – Long-Term Debt to the Consolidated Financial Statements as of and for the year ended December 31, 2014.
(8)	Current assets divided by current liabilities
(9)	Long-term debt plus installments on long-term debt divided by adjusted EBITDA
(10)	Net earnings divided by end of period shareholders’ equity
(11)	In thousands

2014 Share Prices

	High	Low	Close	ADV(1)
The Toronto Stock Exchange (CDN$)
Q1	14.06	11.12	12.44	193,223
Q2	13.21	11.50	11.84	212,924
Q3	16.37	11.84	16.27	193,090
Q4	19.95	14.53	18.61	186,471

(1)	Average Daily Volume

Consolidated Quarterly Statements of Earnings (Loss)

(In thousands of US dollars, except per share amounts)

(Unaudited)

	1st Quarter			2nd Quarter
	2014	2013	2012	2014	2013	2012
	$	$	$	$	$	$
Revenue	199,948	196,695	198,912	202,925	193,462	197,751
Cost of sales	157,250	158,389	166,505	158,875	151,202	161,629

Gross profit	42,698	38,306	32,407	44,050	42,260	36,122

Gross margin	21.4%	19.5%	16.3%	21.7%	21.8%	18.3%

Selling, general and administrative expenses	18,980	22,959	18,373	20,561	20,208	20,653
Research expenses	2,074	1,602	1,519	1,667	1,589	1,650

	21,054	24,561	19,892	22,228	21,797	22,303

Operating profit before manufacturing facility closures, restructuring and other related charges	21,644	13,745	12,515	21,822	20,463	13,819

Manufacturing facility closures, restructuring and other related charges	1,384	27,201	546	1,020	924	14,152

Operating profit (loss)	20,260	(13,456)	11,969	20,802	19,539	(333)

Finance costs
Interest	831	1,753	3,355	864	1,846	3,384
Other expense, net	352	160	473	370	437	667

	1,183	1,913	3,828	1,234	2,283	4,051

Earnings (loss) before income tax expense (benefit)	19,077	(15,369)	8,141	19,568	17,256	(4,384)
Income tax expense (benefit)
Current	457	751	493	1,062	1,909	353
Deferred	6,986	(312)	(61)	6,392	226	(848)

	7,443	439	432	7,454	2,135	(495)

Net earnings (loss)	11,634	(15,808)	7,709	12,114	15,121	(3,889)

Earnings (loss) per share

Basic	0.19	(0.26)	0.13	0.20	0.25	(0.07)
Diluted	0.19	(0.26)	0.13	0.19	0.25	(0.07)

Weighted average number of common shares outstanding

Basic	60,776,649	59,692,751	58,961,050	60,825,745	60,288,991	58,981,435
Diluted	62,019,844	59,692,751	60,156,176	62,569,430	61,584,732	58,981,435

Consolidated Quarterly Statements of Earnings (Loss)

(In thousands of US dollars, except per share amounts)

(Unaudited)

	3rd Quarter			4th Quarter
	2014	2013	2012	2014	2013	2012
	$	$	$	$	$	$
Revenue	209,109	199,853	198,476	200,750	191,490	189,291
Cost of sales	168,447	159,872	163,499	164,527	153,543	154,048

Gross profit	40,662	39,981	34,977	36,223	37,947	35,243

Gross margin	19.4%	20.0%	17.6%	18.0%	19.8%	18.6%

Selling, general and administrative expenses	23,153	20,547	19,260	23,261	18,968	20,849
Research expenses	1,778	1,701	1,530	2,354	2,008	1,528

	24,931	22,248	20,790	25,615	20,976	22,377

Operating profit before manufacturing facility closures, restructuring and other related charges	15,731	17,733	14,187	10,608	16,971	12,866

Manufacturing facility closures, restructuring and other related charges	1,560	934	387	963	1,647	3,172

Operating profit	14,171	16,799	13,800	9,645	15,324	9,694

Finance costs
Interest	867	1,261	3,347	2,069	847	3,147
Other expense, net	426	190	(192)	380	159	355

	1,293	1,451	3,155	2,449	1,006	3,502

Earnings before income tax expense (benefit)	12,878	15,348	10,645	7,196	14,318	6,192
Income tax expense (benefit)
Current	2,914	729	(888)	(768)	233	969
Deferred	3,953	200	659	1,907	(39,540)	(464)

	6,867	929	(229)	1,139	(39,307)	505

Net earnings	6,011	14,419	10,874	6,057	53,625	5,687

Earnings per share

Basic	0.10	0.24	0.18	0.10	0.88	0.10
Diluted	0.10	0.23	0.18	0.10	0.86	0.09

Weighted average number of common shares outstanding

Basic	60,790,184	60,731,173	59,028,088	60,427,043	60,776,649	59,316,858
Diluted	62,457,931	62,072,583	61,054,123	62,307,696	62,170,733	61,036,145

Overview

Intertape Polymer Group Inc. operates in the specialty packaging industry in North America. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use.

The Company’s products primarily consist of: carton sealing tapes, including pressure sensitive and water activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; shrink film; stretch wrap; lumberwrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers.

The Company reported a 4.0% increase in revenue for 2014 as compared to 2013 primarily due to an increase in average selling price, including the impact of product mix and an increase in sales volume. Gross margin decreased to 20.1% in 2014 primarily due to duplicate overhead costs (“South Carolina Duplicate Overhead Costs”) incurred to support the previously announced relocation and modernization of the Columbia, South Carolina manufacturing operation to the new facility in Blythewood, South Carolina (“South Carolina Project”), an unfavourable product mix variance and a non-cash charge related to the settlement of the former Brantford, Ontario manufacturing facility pension plan (“Brantford Pension Charge”), partially offset by an increase in the spread between selling prices and higher raw material costs and net manufacturing cost reductions. Total capital expenditures for 2014 were $40.6 million, including $24.3 million related to the South Carolina Project. Net debt for 2014 was reduced by $12.4 million to $114.9 million at December 31, 2014. Free cash flows increased in 2014 by $11.0 million to an inflow of $46.3 million, primarily due to lower capital expenditures and an increase in gross profit.

Adjusted EBITDA increased $0.8 million from $103.1 million for 2013 to $103.9 million for 2014. The increase in adjusted EBITDA for 2014 compared to 2013 was primarily due to an increase in gross profit partially offset by (i) an increase in professional fees, (ii) an increase in research expenses, (iii) additional expenses associated with credit insurance coverage commencing for accounts receivable in the fourth quarter of 2013 and (iv) the non-recurrence of a bad debt recovery recorded in 2013.

Net earnings for 2014 decreased to $35.8 million ($0.59 basic earnings per share and $0.58 diluted earnings per share) from $67.4 million ($1.12 basic earnings per share and $1.09 diluted earnings per share) for 2013. The decrease was primarily due to the non-recurrence of the $43.0 million tax benefit recorded during 2013 to recognize the previously derecognized US deferred tax assets and the partial utilization of such deferred tax assets during 2014. The decrease was partially offset by higher manufacturing facility closures, restructuring and other related charges recorded in the first quarter of 2013 when the South Carolina Project was announced.

Adjusted net earnings for 2014 decreased to $52.4 million ($0.86 basic adjusted earnings per share and $0.84 diluted adjusted earnings per share) from $103.4 million ($1.71 basic adjusted earnings per share and $1.68 diluted adjusted earnings per share) for 2013. Adjusted net earnings decreased in 2014 primarily due to the non-recurrence of the $43.0 million tax benefit recorded during 2013 to recognize the previously derecognized US deferred tax assets and the partial utilization of such deferred tax assets during 2014.

On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective July 10, 2014. In connection with this NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. The NCIB will expire July 9, 2015. As of December 31, 2014, the Company has repurchased 597,500 common shares at an average price of CDN$14.35 per share, including commissions, for a total purchase price of $7.8 million.

On July 7, 2014, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance. Total dividends paid during 2014 were $24.3 million or $0.40 per share.

On October 30, 2014, the Company completed the final steps of a multi-step plan to reorganize the capital structure of several of its legal entities (“Legal Entity Reorganization”) in order to more efficiently manage its intercompany debt. The Company incurred $1.8 million of upfront income tax expense for the year ended December 31, 2014 in connection with the Legal Entity Reorganization plan. This reorganization is also expected to result in an ongoing annual income tax benefit of over $7 million beginning on October 30, 2014.

On November 14, 2014, the Company announced a new five-year $300 million revolving credit facility (“Revolving Credit Facility”). The Revolving Credit Facility replaced the Company’s previous $200 million asset-based loan facility (“ABL facility”) and was used to fully prepay the outstanding balances of a real estate loan and mortgage debt originally obtained in connection with the South Carolina Project. The Revolving Credit Facility includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of this facility if needed, and bears a variable interest rate primarily based on LIBOR. The variable rate is lower than that of the previous ABL and mortgage debt.

On March 9, 2015, the Board of Directors declared a quarterly dividend of $0.12 per common share payable on March 31, 2015 to shareholders of record at the close of business March 19, 2015.

Outlook

The Company anticipates the first quarter of 2015 revenue to be lower than the first quarter of 2014 primarily due to the temporary impact on demand from the de-stocking of inventory by our customers, and a decline in average selling price mainly in film products, both due to the recent decline in resin and crude oil prices.

Gross margin and adjusted EBITDA in the first quarter of 2015 are also anticipated to be lower than the first quarter of 2014 due to the factors mentioned above, as well as the impact of the South Carolina Duplicate Overhead Costs as we continue our major transition of operations in the first half of 2015.

The Company anticipates approximately $2.3 million in South Carolina Duplicate Overhead Costs in the first quarter of 2015 of which approximately $0.7 million are non-cash charges and will not affect adjusted EBITDA. Duplicate Overhead Costs are expected to total approximately $3.7 million in the first half of the year.

Manufacturing cost reductions for 2015 are expected to be $15 to $18 million, which includes the cash savings from the South Carolina Project. Consistent with prior years, the Company anticipates that some of these cost savings will be offset by other manufacturing costs that are expected to increase.

Gross margin is expected to be between 22% and 24% upon completion of the South Carolina Project, which is still anticipated to be completed in the first half of 2015.

Total capital expenditures for 2015 are currently expected to be between $32 and $37 million excluding any additional high-return projects identified throughout the year.

Income taxes for 2015 are still expected to result in a 30% to 35% effective tax rate and full utilization of US net operating losses towards the end of 2015.

Results of Operations

Revenue

Revenue for the year ended December 31, 2014 totalled $812.7 million, a $31.2 million or 4.0% increase from $781.5 million for the year ended December 31, 2013. Average selling price, including the impact of product mix, increased approximately 3% which had an impact of approximately $23.3 million in 2014 compared to 2013 primarily due to (i) higher prices to manage the spread between selling prices and higher raw material costs, and (ii) a favourable product mix across the Company’s major product categories. Sales volume for 2014 increased approximately 1% which had an impact of approximately $7.9 million compared to 2013 primarily due to increased demand in certain woven and tape products. The Company believes that the increase in woven product demand was primarily driven by an increased utilization of the Company’s products within the agro-environmental market and growth within the building and construction market. The increase in the Company’s tape product demand was primarily driven by net growth in demand across both the industrial tape and carton sealing tape product offerings.

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

Revenue for the fourth quarter of 2014 totalled $200.8 million, a $9.3 million or 4.8% increase from $191.5 million for the same period in 2013. The increase in revenue was primarily due to an increase in sales volume of approximately 5% which had an impact of approximately $9.7 million primarily driven by increased demand in certain tape and woven products. The increase in the Company’s tape product demand was primarily driven by a net increase in carton sealing tape demand. The Company believes that the increase in demand in the Company’s woven products was primarily driven by increased demand within the agro-environmental and building and construction markets. Average selling price, including the impact of product mix, for the fourth quarter of 2014 was comparable to the fourth quarter of 2013 with a slight decrease of approximately $0.4 million.

Revenue for the fourth quarter of 2014 totalled $200.8 million, an $8.4 million or 4.0% decrease from $209.1 million for the third quarter of 2014. The decrease in revenue was primarily due to a decrease in average selling price, including the impact of product mix, of approximately 4% which had an impact of approximately $9.2 million. Average selling price, including the impact of product mix, decreased in the fourth quarter of 2014 compared to the third quarter of 2014 primarily due to a shift in the mix from the increase in sales of certain tape products. Sales volume for the fourth quarter of 2014 was comparable to the third quarter of 2014 with a slight increase of approximately $0.9 million.

Gross Profit and Gross Margin

Gross profit totalled $163.6 million for the year ended December 31, 2014, a $5.1 million or 3.2% increase from $158.5 million for the year ended December 31, 2013. Gross margin was 20.1% in 2014 and 20.3% in 2013. The increase in gross profit in 2014 compared to 2013 was primarily due to an increase in the spread between selling prices and higher raw material costs, net manufacturing cost reductions and an increase in sales volume. The increase was partially offset by approximately $3.5 million of South Carolina Duplicate Overhead Costs, of which $0.7 million are non-cash charges and did not affect adjusted EBITDA, a total of $1.6 million related to the non-cash Brantford Pension Charge and an unfavourable product mix variance. Gross margin decreased in 2014 compared to 2013 primarily due to the South Carolina Duplicate Overhead Costs, an unfavourable product mix variance and the non-cash Brantford Pension Charge, partially offset by an increase in the spread between selling prices and higher raw material costs and net manufacturing cost reductions.

Gross profit totalled $158.5 million for 2013, a $19.7 million or 14.2% increase from $138.7 million for 2012. Gross margin was 20.3% in 2013 and 17.7% in 2012. The increase in gross profit in 2013 compared to 2012 was primarily due to improved product mix from continued progress made toward reducing sales of lower margin products, an increase in the spread between selling prices and raw material costs and net manufacturing cost reductions partially offset by lower sales volume. The increase in gross margin in 2013 compared to 2012 was primarily due to an improved product mix from continued progress made toward reducing sales of lower margin products, net manufacturing cost reductions and an increase in the spread between selling prices and raw material costs.

Gross profit totalled $36.2 million for the fourth quarter of 2014, a $1.7 million or 4.5% decrease from $37.9 million for the fourth quarter of 2013. Gross margin was 18.0% in the fourth quarter of 2014 and 19.8% in the fourth quarter of 2013. As compared to the fourth quarter of 2013, gross profit decreased primarily due to an unfavourable product mix variance and approximately $1.6 million of South Carolina Duplicate Overhead Costs, of which $0.3 million are non-cash charges and did not affect adjusted EBITDA. The decrease was partially offset by an increase in sales volume, net manufacturing cost reductions, as manufacturing cost reduction programs exceeded temporary manufacturing issues encountered and higher employee medical costs, and an increase in the spread between selling prices and higher raw material costs. Gross margin decreased primarily due to an unfavourable product mix variance and the South Carolina Duplicate Overhead Costs, partially offset by net manufacturing cost reductions and an increase in the spread between selling prices and higher raw material costs. Included in gross profit in the fourth quarter of 2014 is $0.3 million related to the non-cash Brantford Pension Charge.

Gross profit for the fourth quarter of 2014 decreased $4.4 million or 10.9% from $40.7 million in the third quarter of 2014. Gross margin was 18.0% in the fourth quarter and 19.4% in the third quarter of 2014. As compared to the third quarter of 2014, gross profit decreased primarily due to an unfavourable product mix variance, a decrease in the spread between selling prices and higher raw material costs, approximately $0.5 million in incremental South Carolina Duplicate Overhead Costs, and net manufacturing cost increases, partially offset by a decrease of $1.1 million in the non-cash Brantford Pension Charge and an increase in sales volume. The increase in net manufacturing costs was primarily related to lower manufacturing cost reductions, temporary manufacturing issues encountered and higher employee medical costs. Gross margin decreased primarily due to an unfavourable product mix variance, a decrease in the spread between selling prices and higher raw material costs, incremental South Carolina Duplicate Overhead Costs and the above mentioned temporary net manufacturing cost increases, partially offset by the non-recurrence of a portion of the non-cash Brantford Pension Charge.

Selling, General and Administrative Expenses

Selling, general and administrative expenses (“SG&A”) for the year ended December 31, 2014 totalled $86.0 million, a $3.3 million or 4.0% increase from $82.7 million for the year ended December 31, 2013. As a percentage of revenue, SG&A was 10.6% for both 2014 and 2013. The increase in SG&A in 2014 compared to 2013 was primarily due to (i) an increase in stock compensation expense primarily due to new grants awarded during 2014, (ii) an increase in the expense associated with credit insurance coverage commencing for accounts receivable in the fourth quarter of 2013, (iii) the non-recurrence of a bad debt recovery recorded in 2013, and (iv) an increase in professional fees. The increase was partially offset by a decrease due to the non-recurrence of a provision with respect to the resolution of a contingent liability recorded in 2013.

SG&A for the year ended December 31, 2013 totalled $82.7 million, a $3.5 million or 4.5% increase from $79.1 million for the year ended December 31, 2012. As a percentage of revenue, SG&A was 10.6% and 10.1% for 2013 and 2012, respectively. The increase of $3.5 million in 2013 compared to 2012 was primarily due to increased stock-based compensation expense and a provision with respect to the resolution of a contingent liability, partially offset by the non-recurrence of professional fees related to managerial reporting enhancements during 2012. The increase in stock-based compensation expense primarily related to the impact of award vesting and an increase in the Company’s Stock Appreciation Rights (“SARs”) expense due to an increase in the Company’s share price.

SG&A totalled $23.3 million for the fourth quarter of 2014, a $4.3 million or 22.6% increase from $19.0 million in the fourth quarter of 2013. SG&A increased primarily due to (i) an increase in stock-based compensation expenses resulting primarily from the impact of an increase in the Company’s share price on SARs expense in the fourth quarter of 2014, as opposed to a decrease in the stock price during the fourth quarter of 2013, (ii) an increase in professional fees, and (iii) an overall increase in variable compensation expenses resulting from higher revenue.

SG&A in the fourth quarter of 2014 increased by only $0.1 million or 0.5% from $23.2 million in the third quarter of 2014.

Research Expenses

The Company continues to focus its research efforts on potential new products, technology, manufacturing processes and formulations for existing products. Research expenses for the year ended December 31, 2014 totalled $7.9 million, a $1.0 million or 14.1% increase from $6.9 million for the year ended December 31, 2013, primarily due to ongoing efforts to support the South Carolina Project and other manufacturing cost reduction programs.

Research expenses for the year ended December 31, 2013 totalled $6.9 million, a $0.7 million or 10.8% increase from $6.2 million for the year ended December 31, 2012, primarily to support the South Carolina Project.

As a percentage of revenue, research expenses represented 1.0%, 0.9%, 0.8% for 2014, 2013 and 2012, respectively.

Research expenses for the fourth quarter of 2014 totalled $2.4 million, a $0.3 million or 17.2% increase from $2.0 million for the fourth quarter of 2013, and a $0.6 million or 32.4% increase from $1.8 million for the third quarter of 2014. The increase in both periods was primarily due to ongoing efforts to support the South Carolina Project and other manufacturing cost reduction programs.

Manufacturing Facility Closures, Restructuring and Other Related Charges

Manufacturing facility closures, restructuring and other related charges for the year ended December 31, 2014 totalled $4.9 million, a $25.8 million decrease from $30.7 million for the year ended December 31, 2013, primarily due to a $3.2 million charge recorded in 2014 as compared to a $27.9 million charge recorded in 2013, for the South Carolina Project. The charges recorded in 2014 primarily related to equipment relocation and workforce retention costs. The charges recorded in 2013 primarily related to the impairment of property, plant and equipment upon the announcement of the South Carolina Project, and related environmental remediation and accrued workforce retention costs.

Manufacturing facility closures, restructuring and other related charges for the year ended December 31, 2013 totalled $30.7 million, a $12.4 million increase from $18.3 million for the year ended December 31, 2012, primarily due to a $27.9 million charge recorded in 2013 for the South Carolina Project as compared to the $9.1 million charge for the Richmond, Kentucky manufacturing facility closure and $5.8 million charge for the consolidation of the shrink film production recorded in 2012.

Manufacturing facility closures, restructuring and other related charges for the fourth quarter of 2014 totalled $1.0 million, a $0.7 million decrease from $1.6 million for the fourth quarter of 2013. The decrease was primarily due to a $0.7 million charge recorded in the fourth quarter of 2014 for the South Carolina Project as compared to a $1.1 million charge recorded for the South Carolina Project and the non-recurrence of $0.2 million of charges for the consolidation of the shrink film production in the fourth quarter of 2013.

Manufacturing facility closures, restructuring and other related charges for the fourth quarter of 2014 decreased $0.6 million from $1.6 million for the third quarter 2014, primarily due to a a decrease in equipment relocation costs for the South Carolina Project in the fourth quarter of 2014 and the non-recurrence of an impairment charge recorded in the third quarter of 2014 relating to the Richmond, Kentucky manufacturing facility. The Company sold the Richmond, Kentucky property in the fourth quarter of 2014 for net proceeds of $2.3 million.

Finance Costs

Finance costs for the year ended December 31, 2014 totalled $6.2 million, a $0.5 million or 7.4% decrease from $6.7 million for the year ended December 31, 2013, primarily due to (i) lower interest expense as a result of a lower average cost of debt and a lower average amount of debt outstanding and (ii) an increase in capitalized interest. These changes were partially offset by an increase in debt issue cost expensed as a result of replacing the ABL facility with the Revolving Credit Facility and the prepayment of certain other debt in the fourth quarter of 2014, as well as an increase in foreign exchange losses.

Finance costs for the year ended December 31, 2013 totalled $6.7 million, a $7.9 million or 54.2% decrease from $14.5 million for the year ended December 31, 2012, primarily due to lower interest expense resulting from the 2013 redemption of outstanding Senior Subordinated Notes bearing interest at 8.5%.

Finance costs for the fourth quarter of 2014 totalled $2.5 million, a $1.4 million or 144% increase from $1.0 million for the fourth quarter of 2013 and a $1.2 million or 89.5% increase from $1.3 million for the third quarter of 2014. The increase in both periods was primarily due to an increase in debt issue cost expensed as a result of replacing the ABL facility with the Revolving Credit Facility and the prepayment of certain other debt in the fourth quarter of 2014.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements.

Below is a table reflecting the calculation of the Company’s effective tax rate:

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013	2012
	$	$	$	$	$
Income tax expense (benefit)	1.1	(39.3)	22.9	(35.8)	0.2
Earnings before income tax expense (benefit)	7.2	14.3	58.7	31.6	20.6
Effective tax rate	15.8%	-274.6%	39.0%	-113.5%	1.0%

The significant increase in the effective tax rate for 2014 compared to 2013 is primarily due to (i) the non-recurrence of the $43.0 million tax benefit recorded during the year ended December 31, 2013 to recognize the previously derecognized US deferred tax assets, (ii) the partial utilization of such deferred tax assets during the year ended December 31, 2014, and (iii) the tax expense incurred in connection with the Legal Entity Reorganization during the year ended December 31, 2014. The decrease in the effective tax rate in 2013 compared to 2012 was primarily due to the recognition by the Company of $47.8 million of its US deferred tax assets, all of which were previously derecognized as of December 31, 2010. Of this $47.8 million, $43.0 million impacted net earnings while the remaining impacted shareholders equity. This decrease in the effective tax rate was partially offset by the derecognition of $4.6 million of deferred tax assets in the Canadian jurisdiction during the year ended December 31, 2013.

As compared to the fourth quarter of 2013, the effective tax rate for the fourth quarter of 2014 increased primarily due to (i) the non-recurrence of the $43.0 million tax benefit recorded during the fourth quarter of December 31, 2013 to recognize the Company’s previously derecognized US deferred tax assets and (ii) the partial utilization of such deferred tax assets during the fourth quarter of 2014. These increases were slightly offset by a tax benefit recorded in the fourth quarter of 2014 to reduce the upfront tax expense estimated and recorded in the third quarter of 2014 in connection with the Legal Entity Reorganization. The total upfront tax expense incurred in connection with the Legal Entity Reorganization for the year ended December 31, 2014 was $1.8 million. This reorganization is also expected to result in an ongoing annual income tax benefit of over $7 million beginning on October 30, 2014.

The effective tax rate of 15.8% for the fourth quarter of 2014 was lower than the forecasted 35% to 38% tax rate range discussed in the outlook section of the MD&A for the third quarter of 2014 due to (i) a reduction in the upfront tax expense incurred in connection with the Legal Entity Reorganization resulting from final calculations of income for tax purposes and (ii) a variation from the expected mix of earnings between tax jurisdictions.

Net Earnings

Net earnings for the year ended December 31, 2014 totalled $35.8 million, a $31.5 million decrease from $67.4 million for the year ended December 31, 2013, primarily due to the non-recurrence of the $43.0 million tax benefit recorded during the year ended December 31, 2013 to recognize the previously derecognized US deferred tax assets and the partial utilization of such deferred tax assets during the year ended December 31, 2014. The decrease was partially offset by higher manufacturing facility closures, restructuring and other related charges recorded in the first quarter of 2013 when the South Carolina Project was announced.

Net earnings for the year ended December 31, 2013 totalled $67.4 million, a $47.0 million increase from $20.4 million for the year ended December 31, 2012, primarily due to the recognition of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013, an increase in gross profit and lower interest expense partially offset by an increase in manufacturing facility closures, restructuring and other related charges.

Net earnings for the fourth quarter of 2014 totalled $6.1 million, a $47.6 million decrease from $53.6 million for the fourth quarter of 2013, primarily due the non-recurrence of the $43.0 million tax benefit recorded during the fourth quarter of 2013 to recognize the previously derecognized US deferred tax assets and the partial utilization of such deferred tax assets during the fourth quarter of 2014.

Net earnings for the fourth quarter of 2014 increased $0.1 million from $6.0 million for the third quarter of 2014 primarily due to a decrease in income tax expense partially offset by a decrease in gross profit.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share and free cash flows (please see the below “Cash Flows” section for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant, and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013	2012
	$	$	$	$	$
Net earnings	6.1	53.6	35.8	67.4	20.4
Manufacturing facility closures, restructuring and other related charges	1.0	1.6	4.9	30.7	18.3
Stock-based compensation expense	3.0	0.1	6.2	4.9	1.8
Impairment of long-lived assets and other assets	0.1	0.0	0.1	0.2	—
(Gain) loss on disposals of property, plant and equipment	(0.0)	(0.0)	(0.1)	0.1	0.5
Other Item: Provision related to the resolution of a contingent liability	—	—	—	1.3	—
Other Item: Brantford pension charge	0.3	—	1.6	—	—
Income tax effect of these items	1.6	(2.9)	3.8	(1.1)	(0.9)

Adjusted net earnings	11.9	52.4	52.4	103.4	40.1

Earnings per share

Basic	0.10	0.88	0.59	1.12	0.35
Diluted	0.10	0.86	0.58	1.09	0.34

Adjusted earnings per share

Basic	0.20	0.86	0.86	1.71	0.68
Diluted	0.19	0.84	0.84	1.68	0.66

Weighted average number of common shares outstanding

Basic	60,427,043	60,776,649	60,718,776	60,379,533	59,072,407
Diluted	62,307,696	62,170,733	62,060,923	61,632,652	60,629,136

Adjusted net earnings totalled $52.4 million for the year ended December 31, 2014, a $51.0 million decrease from $103.4 million for the year ended December 31, 2013, primarily due to the non-recurrence of the $43.0 million tax benefit recorded during the year ended December 31, 2013 to recognize the previously derecognized US deferred tax assets and the partial utilization of such deferred tax assets during the year ended December 31, 2014.

Adjusted net earnings totalled $103.4 million for the year ended December 31, 2013, a $63.4 million increase from $40.1 million for the year ended December 31, 2012, primarily due to recognition of previously derecognized deferred tax assets related to the US jurisdiction in the fourth quarter of 2013 and an increase in gross profit.

Adjusted net earnings totalled $11.9 million for the fourth quarter of 2014, a $40.5 million decrease from $52.4 million for the fourth quarter of 2013, primarily due to the non-recurrence of the $43.0 million tax benefit recorded during the fourth quarter of 2013 to recognize the previously derecognized US deferred tax assets and the partial utilization of such deferred tax assets during the fourth quarter of 2014.

EBITDA and Adjusted EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant, and equipment and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they permit investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance for the reasons stated in the previous sentence.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013	2012
	$	$	$	$	$
Net earnings	6.1	53.6	35.8	67.4	20.4
Interest and other finance costs	2.4	1.0	6.2	6.6	14.1
Income tax expense (benefit)	1.1	(39.3)	22.9	(35.8)	0.2
Depreciation and amortization	6.7	6.9	26.2	27.7	30.4

EBITDA	16.3	22.3	91.1	65.9	65.1
Manufacturing facility closures, restructuring and other related charges	1.0	1.6	4.9	30.7	18.3
Stock-based compensation expense	3.0	0.1	6.2	4.9	1.8
Impairment of long-lived assets and other assets	0.1	0.0	0.1	0.2	—
(Gain) loss on disposal of plant, property and equipment	(0.0)	(0.0)	(0.1)	0.1	0.5
Other Item: Provision related to the resolution of a contingent liability	—	—	—	1.3	—
Other Item: Brantford pension charge	0.3	—	1.6	—	—

Adjusted EBITDA	20.6	24.0	103.9	103.1	85.6

Adjusted EBITDA totalled $103.9 million for the year ended December 31, 2014, a $0.8 million or 0.8% increase from $103.1 million for the year ended December 31, 2013, primarily due to an increase in gross profit partially offset by (i) an increase in professional fees, (ii) an increase in research expenses, (iii) additional expenses associated with credit insurance coverage commencing for accounts receivable in the fourth quarter of 2013 and (iv) the non-recurrence of a bad debt recovery recorded in 2013.

Adjusted EBITDA totalled $103.1 million for the year ended December 31, 2013, a $17.4 million or 20.4% increase from $85.6 million for the year ended December 31, 2012, primarily due to increased gross profit.

Adjusted EBITDA totalled $20.6 million for the fourth quarter of 2014, a $3.4 million or 14.0% decrease from $24.0 million for the fourth quarter of 2013, primarily due to higher SG&A and lower gross profit.

Comprehensive Income

Comprehensive income is comprised of net earnings and other comprehensive income (loss). Comprehensive income totalled $23.5 million for the year ended December 31, 2014, a $56.1 million or 70.5% decrease from $79.6 million for the year ended December 31, 2013, primarily due to lower net earnings in 2014 and losses from the remeasurement of the defined benefit liability compared to actuarial gains in 2013.

Comprehensive income totalled $79.6 million for the year ended December 31, 2013, a $61.5 million or 340% increase from $18.1 million for the year end December 31, 2012, primarily due to higher net earnings in 2013 and gains from the remeasurement of the defined benefit liability compared to actuarial losses in 2012.

Off-Balance Sheet Arrangements

The Company had standby letters of credit issued and outstanding as of December 31, 2014 that could result in payments by the Company of up to an aggregate of $2.0 million upon the occurrence of certain events. All of the letters of credit have expiry dates in 2015.

The Company had commitments to suppliers to purchase machines and equipment totalling approximately $2.7 million as of December 31, 2014. It is expected that such amounts will be paid out in the next twelve months.

The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until consumed in production. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. At December 31, 2014, the Company had on hand $16.2 million of raw material owned by our suppliers.

The Company entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2015 totalling approximately $5.0 million as of December 31, 2014. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements.

The Company entered into agreements with various utility suppliers to fix certain energy costs through October 2017 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.5 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements. The Company maintains no other off-balance sheet arrangements.

Related Party Transactions

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. Upon the sale of the home, the Company will be reimbursed for the purchase funding. As of December 31, 2014, the home is for sale.

The Company’s key personnel are members of the Board of Directors and five members of senior management in 2014. Key personnel remuneration includes: short-term benefits including employee salaries and bonuses, director retainer and committee fees, post-employment benefits, stock-based compensation expense, and termination benefits. Total key personnel remuneration decreased $0.1 million to $8.8 million for the year ended December 31, 2014 from $8.9 million for the year ended December 31, 2013.

Working Capital

The Company experiences some business cyclicality that requires the management of working capital resources. Typically, a larger investment in working capital is required in quarters when accounts receivable increase due to higher sales and when inventory increases due to higher anticipated future sales. Furthermore, certain liabilities are accrued for throughout the year and are only paid during the first quarter of the following year.

The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 58 in the fourth quarter of 2014 from 57 in the fourth quarter of 2013. Inventories increased $2.5 million to $96.8 million as of December 31, 2014 from $94.3 million as of December 31, 2013 primarily due to lower woven coated product inventory in the fourth quarter of 2013, partially offset by a decrease in raw material purchases in the fourth quarter of 2014.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO decreased by one day from 38 in the fourth quarter of 2013 to 37 in the fourth quarter of 2014. Trade receivables increased $2.7 million to $81.2 million as of December 31, 2014 from $78.5 million as of December 31, 2013 primarily due to an increase in the amount and timing of the revenue invoiced in 2014.

The calculations are shown in the following tables:

	Three months ended
	Dec. 31, 2014	Dec. 31, 2013
Cost of sales (1)	$164.5	$153.5
Days in quarter	92	92

Cost of sales per day (1)	$1.79	$1.67
Average inventory (1)	$102.8	$94.4

Days inventory	58	57

Days inventory is calculated as follows:

Cost of sales ÷ Days in quarter = Cost of sales per day (Beginning inventory + Ending inventory) ÷ 2 = Average inventory

Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

	Three months ended
	Dec. 31, 2014	Dec. 31, 2013

Revenue (1)	$200.8	$191.5
Days in quarter	92	92

Revenue per day (1)	$2.18	$2.08
Trade receivables (1)	$81.2	$78.5

DSO	37	38

DSO is calculated as follows:

Revenue ÷ Days in quarter = Revenue per day

Ending trade receivables ÷ Revenue per day = DSO

Accounts payable and accrued liabilities increased $0.6 million to $77.0 million as of December 31, 2014 from $76.4 million as of December 31, 2013 primarily due to an increase in the SARs liability resulting from an increase in the Company’s share price in 2014 partially offset by the timing of payments associated with capital expenditures for the South Carolina Project and other SG&A.

Liquidity

The Company has access to a $300 million Revolving Credit Facility through November 2019. As of December 31, 2014, the Company had drawn a total of $102.1 million, resulting in loan availability of $197.9 million. In addition, the Company had $8.3 million of cash, yielding total cash and loan availability of $206.2 million as of December 31, 2014.

The Company believes it has sufficient funds from cash flows from operating activities, funds available under the Revolving Credit Facility and cash on hand to meet its expected capital expenditures and working capital requirements for at least the next twelve months.

Long-Term Debt

The Company’s $300 million Revolving Credit Facility is with a syndicate of financial institutions and replaced the Company’s $200 million ABL facility. The Company relies upon cash flows from operations and funds available under the Revolving Credit Facility to meet working capital requirements as well as to fund capital expenditures, mergers and acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes. The Revolving Credit Facility also includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of this facility (subject to the credit agreement’s terms) if needed.

As of December 31, 2014, the Company had drawn a total of $102.1 million against the Revolving Credit Facility, which consisted of $100.0 million of borrowings and $2.0 million of standby letters of credit.

The Company had total cash and loan availability of $206.2 million as of December 31, 2014, $60.3 million as of September 30, 2014, and $50.3 million as of December 31, 2013. The Company had cash and loan availability under the Revolving Credit Facility exceeding $190 million as of March 9, 2015.

The Revolving Credit Facility is priced primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (125 basis points as of December 31, 2014), which is less than the Company’s previous ABL facility and mortgage debt. The spread depends on the consolidated total leverage ratio and increases as the consolidated total leverage ratio increases. The pricing grid for the loan margin ranges from 1.00% to 2.25% for LIBOR rate loans. The revolving credit loans denominated in US Dollars bear interest at the LIBOR rate applicable to dollar-denominated loans plus the applicable margin. Revolving credit loans denominated in an alternative currency bear interest at the LIBOR rate applicable to alternative currency-denominated loans plus the applicable margin and any mandatory costs. The Revolving Credit Facility has three financial covenants, a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a purchase price not less than $50 million, a consolidated debt service ratio not to be less than 1.50 to 1.00, and the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million. Any portion of the allowable $50 million not expended in the year may be carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter. The Company was in compliance with the consolidated total leverage ratio, consolidated debt service ratio and capital expenditures limit, as defined by the agreement, which were 1.23, 2.10 and $40.6 million, respectively, as of December 31, 2014.

The ABL facility was priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declined as loan availability increased. The pricing grid for the loan margin ranged from 1.75% to 2.25%. The ABL facility had one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compares EBITDA (as defined in the ABL facility agreement) less capital expenditures not financed under the Equipment Finance Agreement, pension plan contributions in excess of pension plan expense, dividends, and cash taxes to the sum of debt service and the amortization of the value of the manufacturing equipment included in the borrowing base. The financial covenant became effective only when loan availability dropped below $25.0 million.

On August 14, 2012, the Company entered into the Equipment Finance Agreement with a lifetime and maximum funding amount of $24.0 million with the final funding to occur by March 31, 2014. The amount available under the facility was increased to $25.7 million as of March 26, 2014. The terms of the arrangement include multiple individual finance leases, each of which has a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95% for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The Company financed two schedules totalling $5.3 million in 2012, two schedules totalling $16.9 million in 2013, and one schedule for $3.5 million in the first quarter of 2014.

Cash Flows

Cash flows from operating activities increased in 2014 by $4.7 million to $86.9 million from $82.2 million in 2013, primarily due to higher gross profit.

Cash flows from operating activities decreased in 2013 by $2.3 million to $82.2 million from $84.5 million in 2012, primarily due to a one day increase in trade receivable DSO in 2013 compared to a five day decrease in 2012 relating to an increase in the amount of revenue invoiced and collected early in the fourth quarter of 2012 compared to the fourth quarter of 2013 and higher payments in 2013 related to variable compensation costs accrued for in 2012. The decrease was partially offset by higher gross profit.

Cash flows from operating activities increased in the fourth quarter of 2014 by $10.9 million to $33.8 million from $22.9 million in the fourth quarter of 2013, primarily due to a larger decrease in inventory in the fourth quarter of 2014 due to higher sales in the fourth quarter of 2014 compared to 2013.

Cash flows used for investing activities decreased in 2014 by $8.1 million to $36.8 million from $44.9 million in 2013, primarily due to lower capital expenditures and higher proceeds from the sale of property, plant and equipment and other assets.

Cash flows used for investing activities increased in 2013 by $23.8 million to $44.9 million from $21.1 million in 2012, primarily due to higher capital expenditures related to the South Carolina Project.

Cash flows used for investing activities decreased in the fourth quarter of 2014 by $7.7 million to $4.7 million from $12.4 million in the fourth quarter of 2013, primarily due to lower capital expenditures and proceeds from the sale of the Richmond, Kentucky manufacturing facility in the fourth quarter of 2014.

Total expenditures in connection with property, plant and equipment were $40.6 million, $46.8 million and $21.6 million for the years ended December 31, 2014, 2013 and 2012, respectively and $7.0 million and $12.3 million for the fourth quarter of 2014 and 2013, respectively. Capital expenditures for the South Carolina Project since inception have totalled $48.9 million and were $24.3 million and $21.8 million for the years ended December 31, 2014 and 2013, respectively and $3.7 million and $5.5 million for the fourth quarter of 2014 and 2013, respectively.

Cash flows used in financing activities increased in 2014 by $3.3 million to $43.7 million from $40.5 million in 2013, primarily due to an increase in dividends paid, repurchases of common stock, lower proceeds from the exercise of stock options granted pursuant to the Company’s Executive Stock Option Plan and an increase in the payment of debt issue costs related to entering the Revolving Credit Facility in the fourth quarter of 2014. The increase was partially offset by smaller net repayment of debt in 2014 and lower interest payments in 2014.

Cash flows used in financing activities decreased in 2013 by $21.6 million to $40.5 million from $62.0 million in 2012, primarily due to a smaller net repayment of debt as a result of lower free cash flows related to an increase in capital expenditures for the South Carolina Project and lower interest payments resulting from Note redemptions in 2012 and 2013. These decreases were partially offset by an increase in dividends paid in 2013.

Cash flows used in financing activities increased in the fourth quarter of 2014 by $13.8 million to $27.6 million from $13.8 million in the fourth quarter of 2013, primarily due to a larger net repayment of debt as a result of higher free cash flows, an increase in dividends paid and an increase in the payment of debt issue costs related to entering the Revolving Credit Facility in the fourth quarter of 2014.

The Company is reporting free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.

Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, increased in 2014 by $11.0 million to an inflow of $46.3 million from an inflow of $35.3 million in 2013, primarily due to lower capital expenditures and an increase in gross profit.

Free cash flows decreased in 2013 by $27.6 million to an inflow of $35.3 million from an inflow of $62.9 million in 2012, primarily due to increased capital expenditures related to the South Carolina Project.

Free cash flows increased in the fourth quarter of 2014 by $16.2 million to an inflow of $26.8 million from an inflow of $10.6 million in the fourth quarter of 2013, primarily due to a decrease in inventory and lower capital expenditures.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013	2012
	$	$	$	$	$
Cash flows from operating activities	33.8	22.9	86.9	82.2	84.5
Less purchases of property, plant and equipment	(7.0)	(12.3)	(40.6)	(46.8)	(21.6)

Free cash flows	26.8	10.6	46.3	35.3	62.9

Capital Resources

The Company had commitments to suppliers to purchase machines and equipment totalling approximately $2.7 million as of December 31, 2014. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Revolving Credit Facility as discussed above.

Contractual Obligations

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2014:

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt principal obligations	100.2	—	0.1	100.1	—
Finance lease obligations	25.2	5.7	11.5	5.6	2.4
Pensions and other post-retirement benefits - defined benefit plans (2)	2.4	2.4	—	—	—
Pensions and other post-retirement benefits - defined contribution plans (3)	3.0	3.0	—	—	—
Operating lease obligations	11.9	2.2	4.0	2.6	3.1
Standby letters of credit	2.0	2.0	—	—	—
Equipment purchase commitments	2.7	2.7	—	—	—
Utilities contract obligations (4)	34.7	5.7	8.2	6.3	14.4
Raw material purchase commitments (5)	21.2	21.2	—	—	—
Other provisions	6.3	2.8	1.5	0.1	2.0

Total	209.6	47.7	25.3	114.7	21.9

(1)	“Less than 1 year” represents those payments due in 2015, “1-3 years” represents those payments due in 2016 and 2017, “3-5 years” represents those payments due in 2018 and 2019, while “After 5 years” includes those payments due in later periods.
(2)	Defined benefit plan contributions represent the amount the Company expects to contribute in 2015. Defined benefit plan contributions beyond 2015 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.
(3)	Defined contribution plan contributions represent the obligation recorded at December 31, 2014 to be paid in 2015. Certain defined contribution plan contributions beyond 2015 are not determinable since contribution to the plan is at the discretion of the Company.
(4)	Utilities contract obligations include a ten-year electricity service contract at a manufacturing facility. Beginning in the second quarter of 2014, the Company committed to monthly minimum usage requirements over the term of the contract. The figures included in the table above are estimates of electricity utilization and do not include penalties of up to $17.0 million for early contract termination. The Company does not expect to cancel the contract prior to the end of its term.

Utilities contract obligations also include agreements with various utility suppliers to fix certain energy costs for minimum amounts of consumption at several of its manufacturing facilities, as discussed in the section titled “Off-Balance Sheet Arrangements” above. The figures included in the table above are estimates of utility billings over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements.

(5)	Raw material purchase commitments include certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until consumed in production. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The figures included in the table above represent raw material inventory on hand or in transit, owned by our suppliers, that the Company expects to consume.

Raw material purchase commitments also include agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates, as discussed in the section titled “Off-Balance Sheet Arrangements” above. The figures included in the table above do not include estimates for storage costs, fees or penalties. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these agreements.

Purchase orders outside the scope of the raw material purchase commitments as defined in this section are not included in the table above. The Company is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as these purchase orders typically represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company’s purchase orders are based on current demand expectations and are fulfilled by our vendors within short time horizons. The Company does not have significant non-cancellable agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed expected requirements. The Company also enters into contracts for outsourced services; however, the obligations under these contracts were not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Stock Appreciation Rights

On June 20, 2012, the Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan (“SAR Plan”) in lieu of granting stock options in 2012. The purpose of the SAR Plan is to (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain key employees necessary for the Company’s long-term success. The SAR Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award SARs to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable 25% per year over three years.

Over the life of the awards, the total amount of expense recognized will be equal to the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

A SAR is granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the TSX on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56 with contractual lives ranging from six to ten years.

The amount and timing of a potential cash payment to settle a SAR is not determinable since the decision to exercise is not within the Company’s control after the award vests. At December 31, 2014, the aggregate intrinsic value of outstanding vested awards was $1.4 million. At December 31, 2014, $3.0 million was accrued to settle SAR awards exercised but not yet paid.

Capital Stock and Dividends

As of December 31, 2014, there were 60,435,826 common shares of the Company outstanding.

During the year ended December 31, 2014, 492,500 stock options were granted at a weighted average exercise price of CDN$12.51 and a weighted average fair value of $3.12 and 256,677 stock options were exercised resulting in proceeds of $0.8 million. There were 140,000 stock options forfeited during the year ended December 31, 2014.

During the year ended December 31, 2013, 830,000 stock options were granted at a weighted average exercise price of CDN$12.19 and a weighted average fair value of $3.69 and 1,151,610 stock options were exercised resulting in proceeds of $3.8 million. There were 71,250 stock options forfeited during the year ended December 31, 2013.

During the year ended December 31, 2012, no stock options were granted or forfeited and 663,989 stock options were exercised resulting in proceeds of $2.0 million.

During the fourth quarter of 2014, no stock options were granted or forfeited and 21,250 stock options were exercised, resulting in proceeds of $0.1 million.

The Company paid a dividend of $0.08, $0.08, $0.12 and $0.12 per common share on March 31, June 30, September 30 and December 31, 2014 to shareholders of record at the close of business on March 19, June 17, September 15 and December 15, 2014, respectively.

On July 7, 2014, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per common share.

On March 9, 2015, the Board of Directors declared a quarterly dividend of $0.12 per common share payable on March 31, 2015 to shareholders of record at the close of business March 19, 2015.

The dividends paid and payable by the Company in 2014 are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

On July 7, 2014, the Board of Directors and the Toronto Stock Exchange (“TSX”) approved the Company’s application to make a NCIB. Under the NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 common shares, representing 3.28% of the Company’s then issued and outstanding shares, over a twelve-month period starting on July 10, 2014 and ending on July 9, 2015. The purchases by the Company are effected through the facilities of the TSX and are made at the market price of the shares at the time of the purchase. As of December 31, 2014, the Company has repurchased 597,500 common shares at an average price of CDN$14.35 per share, including commissions, for a total purchase price of $7.8 million.

In the second quarter of 2014, the Board of Directors adopted the Performance Share Unit (“PSU”) Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company, (b) furnish an incentive to such participants to continue their services for the Company and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

On June 11, 2014, 152,500 PSUs were granted with a fair value of $11.38. The PSUs are earned over a three year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0% to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return ranking versus a specified peer group of companies. During the fourth quarter of 2014, there were no PSUs granted.

In the second quarter of 2014, the Board of Directors adopted the Deferred Share Unit (“DSU”) Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. A DSU, as defined by the Company’s DSU Plan, represents the right of a participant to receive a common share of the Company. Under the DSU Plan, each director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

During the year ended December 31, 2014, there were 36,901 DSUs granted at a weighted average fair value of $12.04.

During the fourth quarter of 2014, there were no DSUs granted.

Pension and Other Post-Retirement Benefit Plans

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $31.7 million as of December 31, 2014 as compared to $18.9 million as of December 31, 2013. The increase in the current year is primarily due to a decrease in weighted average discount rate from 4.63% and 4.80% for US and Canadian plans, respectively, as of December 31, 2013 to 3.73% and 4.15% for US and Canadian plans, respectively, as of December 31, 2014. These changes resulted in an increase in net present value of the liability and are partially offset by return on plan assets and annual contribution paid by the Company. For 2014, the Company contributed $2.3 million as compared to $4.3 million in 2013, to its funded pension plans and to beneficiaries for its unfunded other benefit plans. Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2015. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.

Effective September 30, 2011, the defined benefit plan associated with the former Brantford, Ontario manufacturing facility sponsored by the Company was wound-up. Pursuant to applicable legislation, benefits for this plan must be settled within the five-year period following the wind-up effective date. During the year ended December 31, 2014, the Company purchased group annuity buy out policies to settle its obligation to plan participants resulting in non-cash settlement losses of $1.6 million representing the difference between the accounting liability and the cost to settle the obligations. The settlement losses were included in the statement of consolidated earnings under the caption cost of sales.

Financial Risk, Objectives and Policies

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

For the years ended December 31, 2014, 2013 and 2012, the Company did not execute any financial risk management contracts. For a complete discussion of the Company’s financial risks, management policies and procedures and objectives, please refer to Note 21 to the Consolidated Financial Statements as of and for the year ended December 31, 2014.

Litigation

On July 3, 2014, the Company’s former Chief Financial Officer filed a complaint with the Occupational Safety and Health Administration of the US Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company has filed with OSHA its response to the complaint. The Company believes that these allegations and claims are without merit and intends to vigorously defend them. Because the proceeding is currently in its initial stages, the Company is not currently able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of December 31, 2014.

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

The Company is also engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of December 31, 2014.

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

Significant Management Judgment

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Please refer to Note 5 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014 for more information regarding income taxes.

Estimation Uncertainty

Impairments

At the end of each reporting period the Company performs a test of impairment if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. Please refer to Note 12 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014 for more information regarding impairment testing of long-term assets.

Pension and other post-retirement benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from estimated results which are based on assumptions. Please refer to Note 17 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014 for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Please refer to Note 5 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014 for more information regarding income taxes.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.

Net realizable value of inventories and parts and supplies

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Please refer to Note 21 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014 for more information regarding the allowance for doubtful accounts and the related credit risks.

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

Provisions of the Company include environmental and restoration obligations, resolution of a contingent liability and severance and other provisions. Please refer to Note 14 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014 for more information regarding provisions.

Stock-based payments

The estimation of stock-based payment fair value and expense requires the selection of an appropriate pricing model.

The model used by the Company for the Executive Stock Option Plan (“ESOP”) and SAR Plan is the Black-Scholes pricing model. Inputs to the Black-Scholes pricing model include data and consideration as to the volatility of the Company’s own stock, the probable life of awards granted and the time of exercise of those awards.

The model used by the Company for the PSU Plan is the Monte Carlo simulation model. Inputs to the Monte Carlo pricing model include data and consideration as to the volatility of the Company’s own stock as well as a peer group, the performance measurement period, and the risk-free rate commensurate with the term of the award.

Please refer to Note 15 of the Company’s audited consolidated financial statements as of and for the year ended December 31, 2014 for more information regarding stock-based payments.

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

IFRS 15 – Revenue from Contracts with Customers: IFRS 15 replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments: IFRS 9 (2014) replaces IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 (2014) addresses accounting for financial assets and financial liabilities, classification and measurement, recognition and derecognition, hedge accounting and impairment. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

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

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of December 31, 2014 was effective.

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

Additional Information

Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2014, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Item 6:	Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the date upon which each Director was first elected. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on June 4, 2015, at which time the current term of each Director will expire.

Name and City of Residence	Position and Occupation	First Year as Director
Eric E. Baker(1) Long Sault, Ontario, Canada	Director – Chairman of the Board Managing Partner, Miralta Capital L.P. President, Altacap Investors Inc. (private equity manager)	1989-2000 2007
Robert M. Beil Phoenix, Arizona	Director September 2006 – Retired Sales, Marketing, Business and Executive Management, the Dow Chemical Company, 1975 to September 2006	2007
George J. Bunze, CPA Ile Bizard, Quebec, Canada	Director Vice-Chairman and Director, Kruger Inc. (manufacturer of paper, tissue, wood products, energy (hydro/wind) and wine and spirits products)	2007
Robert J. Foster Toronto, Ontario, Canada	Director Chief Executive Officer and President, Capital Canada Limited (investment banking firm)	2010
James Pantelidis Toronto, Ontario, Canada	Director Director and Chairman of the Board of Parkland Fuel Corporation Director and Chairman of the Board of EnerCare Inc.	2012
Jorge N. Quintas Porto, Portugal	Director President, Nelson Quintas SGPS, SA (manufacturer of electrical and telecommunication cables)	2009

Name and City of Residence	Position and Occupation	First Year as Director
Frank Di Tomaso, FCPA, CFA, ICD.D Montreal, Quebec, Canada	Director Director, Birks Group Inc., National Bank Trust, National Bank Life Insurance Company, Yorbeau Resources Inc. and Laurentian Pilotage Authority Director, Redline Communications Group Inc., 2010 to 2013 Partner until December 2012 and Member of Board of Directors and Management Committee, 2000 to 2009, of Raymond Chabot Grant Thornton	2014

Gregory A.C. Yull Sarasota, Florida	Director CEO and President of the Company since June 2010, President Tapes and Films Division of the Company, 2008 through 2010; prior to that served as Executive Vice President, Industrial Business Unit for Tapes and Films since November 2004	2010

Melbourne F. Yull Sarasota, Florida	Director Executive Director through June 8, 2010 June, 2006 – June, 2007 – Retired Prior thereto he was Chairman of the Board and Chief Executive Officer of the Company Father of Gregory A.C. Yull	1989-2006 2007

(1)	Mr. Baker does not currently intend to stand for re-election as a director at the June 4, 2015 annual shareholders’ meeting.

Senior Management

The following table sets forth the name, residence and position of each member of senior management of the Company as of the date hereof, as well as the date upon which each was first elected:

Name and City of Residence	Position and Occupation	First Elected To Office
Gregory A.C. Yull Sarasota, Florida	Chief Executive Officer & President	2010
Jeffrey Crystal, CPA, CA Sarasota, Florida	Chief Financial Officer	2014
Shawn Nelson [1] Bradenton, Florida	Senior Vice President Sales	2010
Douglas Nalette [1] Longboat Key, Florida	Senior Vice President, Operations	2006
Joseph Tocci [1] Bradenton, Florida	Senior Vice President, Supply Chain, Marketing, Research & Development	2013

[1]	Officer of Intertape Polymer Corp., a wholly owned subsidiary of the Company

The principal occupation of each member of senior management for the last five (5) years is as follows:

Gregory A.C. Yull was appointed Chief Executive Officer and President on June 8, 2010. He was President, Tapes & Films, from 2008 to June 2010. Gregory A.C. Yull is a son of Melbourne F. Yull.

Jeffrey Crystal was appointed Chief Financial Officer on May 9, 2014. Prior to that he served as Vice President of Finance of Primo International since December 2013. Prior to that he served as Chief Financial Officer of American Iron & Metal from June 2008 to February 2013.

Shawn Nelson was appointed Senior Vice President Sales in 2010. Prior to that he served as Senior Vice President Industrial Channel since 2006.

Douglas Nalette was appointed Senior Vice President Operations in 2006.

Joseph Tocci was appointed Senior Vice President of Logistics and Supply Chain in 2013. Prior to that he served as Senior Vice President of Corporate Marketing, Research & Development, and Supply Chain since 2012. Prior to that he served as Senior Vice President of Corporate Marketing and Supply Chain since 2011. Prior to that he served as Senior Vice President of Consumer and Supply Chain since 2009.

The following changes in senior management occurred during the year ended December 31, 2014 or shortly thereafter:

•	Bernard J. Pitz served as Chief Financial Officer from November 12, 2009 to January 30, 2014.

•	Michael C. Jay, Corporate Controller since 2011, assumed the duties of Interim Chief Financial Officer from January 30, 2014 to May 9, 2014.

•	Jeffrey Crystal was appointed Chief Financial Officer effective May 9, 2014.

B.	COMPENSATION

The following table sets forth the compensation paid, and benefits in kind granted, to the Company’s Directors and senior management for the last fiscal year for services in all capacities to the Company, including contingent and deferred compensation.

2014		Annual Compensation				Long-Term Compensation	Performance Share Unit Plan	Deferred Share Unit Plan
Name and principal position	Salary $ (1)	Bonus $	Other $		Director/ Committee Fees $	Options granted	Awards granted	Awards granted
Eric E. Baker Director, Chairman	—	—	—		104,500	—	—	7,215
Robert M. Beil Director	—	—	—		47,000	—	—	3,974
George J. Bunze Director	—	—	—		53,000	—	—	5,067
Robert J. Foster Director	—	—	—		55,500	—	—	5,266
James Pantelidis Director	—	—	—		46,000	—	—	3,000
Jorge N. Quintas Director	—	—	—		38,500	—	—	4,630
Frank Di Tomaso Director	—	—	—		19,000	—	—	3,000
Melbourne F. Yull Director	—	—	260,935	(2)	43,500	—	—	4,749
Gregory A.C. Yull Director, Chief Executive Officer & President	525,000	436,882	26,462	(3)	—	160,000	40,000	—
Bernard J. Pitz Former Chief Financial Officer(4)	56,807	—	—		—	—	—	—
Michael C. Jay Former Interim Chief Financial Officer (5)	200,449	79,154	—		—	10,000	2,650	—
Jeffrey Crystal Chief Financial Officer	222,272	230,635	104,126	(6)	—	32,500	17,000	—
Shawn Nelson Senior Vice-President Sales	323,574	150,763	—		—	32,500	10,000	—

2014		Annual Compensation			Long-Term Compensation	Performance Share Unit Plan	Deferred Share Unit Plan
Name and principal position	Salary $ (1)	Bonus $	Other $	Director/ Committee Fees $	Options granted	Awards granted	Awards granted
Douglas Nalette Senior Vice-President Operations	339,500	158,370	—	—	32,500	10,000	—
Joseph Tocci Senior Vice-President Logistics & Supply Chain	302,357	140,877	—	—	20,000	7,600	—

(1)	Represents amounts included in each executive’s W-2, rather than the base salary amount.
(2)	Mr. Yull receives a pension from Intertape (see Pension and Other Post-Retirement Benefit Plans subsection below).
(3)	Represents a Company leased vehicle and tax gross up paid by Intertape to Mr. Yull pursuant to the terms of Mr. Yull’s employment agreement.
(4)	As disclosed above, Mr. Pitz served as Intertape’s Chief Financial Officer through January 30, 2014.
(5)	As disclosed above, Mr. Jay served as the Company’s Interim Chief Financial Officer from January 30, 2014 to May 9, 2014.
(6)	Represents amounts paid with respect to relocation.

2014 Senior Management Bonus Plan

Each of the members of senior management, with the exception of Mr. Pitz, received a performance bonus for 2014. Bonuses were paid based on the level of achievement of financial objectives of the Company. The Company attributes to each executive, depending on his or her management level, a bonus target level set as a percentage of his or her salary, representing the amount which will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and twice the target bonus, based on the level of achievement of the predetermined objectives set out at the beginning of the fiscal year. The objectives and weight attached thereto are re-evaluated on an annual basis by the Compensation Committee and communicated to the relevant individuals.

For the fiscal year ended December 31, 2014, the bonuses were based on the Company achieving certain target amounts for:

(i) Adjusted EBITDA, which the Company defines as net earnings (loss) before: (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; (iv) depreciation of property, plant and equipment; (v) manufacturing facility closures, restructuring and other related charges; (vi) stock-based compensation expense (benefit); (vii) impairment of goodwill; (viii) impairment of long-lived assets and other assets; (ix) write-down on assets classified as held-for-sale; (x) (gain) loss on disposal of property, plant, and equipment and (xi) other discrete items as disclosed; and

(ii) Cash flows from operating activities

At the Compensation Committee’s recommendation, the Board of Directors elected to use Adjusted EBITDA in determining bonuses for 2014 because certain expenses and charges incurred by the Company during the year (e.g., manufacturing facility closures, restructuring and other related charges) were in the long term interest of the Company and that such amounts should not impact the ability of senior management to achieve the performance bonus targets.

The target amount for Adjusted EBITDA for 2014 was set at $109,300,000 (the “Adjusted EBITDA Target”) and the target amount for cash flows from operating activities was $83,600,000 (the “Cash Flows Target”). The Company’s Adjusted EBITDA for 2014 used for the purposes of determining bonuses was $103,537,411 which was 94.7% of the Adjusted EBITDA Target. The Company’s Adjusted EBITDA for 2014 used in determining bonuses was adjusted to exclude the favourable impact of a reduction in discretionary Company contribution to the US Plan, defined below. The impact of this adjustment was to reduce the bonus paid. The Company’s cash flows from operating activities for 2014 was $86,910,179 which was 104.0% of the Cash Flows Target.

The following table presents the target incentive compensation as a percentage of salary, the indicators used in 2014 to measure the Company’s performance for purposes of the short term incentive compensation program and their relative weight.

		Gregory A.C. Yull		Bernard J. Pitz (1)		Jeffrey Crystal		Michael C. Jay		Shawn Nelson		Douglas Nalette		Joseph Tocci
2014 Annual Base Salary		$525,000		—		$330,000		$201,939		$323,575		$339,900		$302,357
Incentive compensation as a percentage of salary	Minimum Target Maximum	0 100 150	% % %	0 0 0	% % %	0 75 150	% % %	0 40 42	% % %	0 50 100	% % %	0 50 100	% % %	0 50 100	% % %
Relative weight of financial indicators
	Adjusted EBITDA	50%		0%		50%		50%		50%		50%		50%

	Cash flows from operations after changes in working capital	50%		0%		50%		0%		50%		50%		50%

	Personal Performance Metrics	0%		0%		0%		50%		0%		0%		0%
Total		100%		0%		100%		100%		100%		100%		100%

(1)	As disclosed above, Mr. Pitz’s tenure as Intertape’s Chief Financial Officer ended on January 30, 2014 and as a result he was not entitled to participate in the 2014 Senior Management Bonus Plan.

The bonus is calculated using, for each of the Adjusted EBITDA and Cash flows from operating activities objectives, the following formula and is equal to the sum of all results:

Annual Eligible Base salary	X	Bonus percentage (as determined based on the performance relative to the applicable objective’s target and as capped by the applicable maximum)	X	Weight of financial indicator

For purposes of the above calculation, “bonus percentage” is between 35% and 100% if between approximately 90% and 100% of the target objectives were achieved by the Company, respectively. For achievement between 90% and 100%, the “bonus percentage” is interpolated between 35% and 100%.

The members of senior management were also eligible for an additional bonus calculated using an Adjusted EBITDA target amount of $117,300,000 (the “Reach Adjusted EBITDA Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum):

Actual Adjusted EBITDA – Adjusted EBITDA Target	X	Maximum bonus amount- Target bonus amount	X Weight of financial indicator

Reach Adjusted EBITDA Target – Adjusted EBITDA Target

The members of senior management, with the exception of Mr. Jay, were also eligible for an additional bonus calculated using a Cash Flows target amount of $91,900,000 (the “Reach Cash Flows Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum):

Actual Cash flows from operations activities - Cash Flows Target	X	Maximum bonus amount- Target bonus amount	X Weight of financial indicator

Reach Cash Flows Target – Cash Flows Target

The following table presents the objectives for 2014 approved by the Board of Directors and the results achieved by the Company.

	Target	Result (1)	Evaluation of Performance
Adjusted EBITDA	$109,300,000	$103,537,411	94.7%
Cash flows from operating activities	$83,600,000	$86,910,179	104.0%
Reach Adjusted EBITDA	$117,300,000	$103,537,411	88.3%
Reach Cash Flows	$91,900,000	$86,910,179	94.6%

(1)	The 2014 Adjusted EBITDA result was adjusted to exclude the favourable impact of a reduction in discretionary Company contribution to the US Plan, defined below. The impact of this adjustment was to reduce the bonus paid.

The following table presents, for each target objective, the bonus amount earned by each member of senior management for 2014.

	Gregory A.C. Yull	Bernard J. Pitz (1)	Jeffrey Crystal	Michael C. Jay		Shawn Nelson	Douglas Nalette	Joseph Tocci
Adjusted EBITDA	$122,037	$0	$57,532	$18,773		$37,608	$39,505	$35,142

Cash Flows from Operating Activities	$262,500	$0	$123,750	$0		$80,894	$84,975	$75,589

Reach Adjusted EBITDA	$0	$0	$0	$0		$0	$0	$0

Reach Cash Flows	$52,345	$0	$49,354	$0		$32,262	$33,889	$30,146

Personal Performance Metrics	$0	$0	$0	$40,381		$0	$0	$0
Discretionary	$0	$0	$0	$20,000	(2)	$0	$0	$0

Total	$436,882	$0	$230,635	$79,154		$150,763	$158,370	$140,877

(1)	As disclosed above, Mr. Pitz’s tenure as Intertape’s Chief Financial Officer ended on January 30, 2014 so he did not receive any bonus payment for 2014.
(2)	Management approved a discretionary bonus to Mr. Jay, paid in February 2014 upon his assumption of the duties of Interim Chief Financial Officer.

Defined Contribution Pension Plans

The Company maintains defined contribution pension plans in the United States and Canada. Each member of senior management participates in the “US Plan”. The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Company may make discretionary contributions for the benefit of eligible employees. The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The following table sets out the Company’s contributions to the pension plan payable for 2014 for each member of senior management.

Name	Company Contributions $
Gregory A.C. Yull	$14,300
Bernard J. Pitz	$0
Michael C. Jay	$14,300
Jeffrey Crystal	$7,362
Shawn Nelson	$14,300
Douglas Nalette	$14,300
Joseph Tocci	$14,300

Total Cash Payments

Total cash payments for employee future benefits for 2014, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $5.9 million ($7.9 million in 2013).

Executive Employment Contracts and Change of Control Agreements

The following agreements between the Company and members of senior management were in effect at the end of the Company’s most recently-completed financial year.

The Company entered into “change of control” agreements as of January 2001 with Shawn Nelson (Sr. Vice-President Sales), as of October 28, 2004 with Douglas Nalette (Sr. Vice-President Operations), as of September 8, 2006 with Joseph Tocci (Sr. Vice-President Logistics & Supply Chain) and as of November 17, 2009 with Bernard J. Pitz (then-Chief Financial Officer). These agreements provide that if, within a period of six months after a change of control of the Company: (a) the executive voluntarily terminates his employment with the Company; or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to, subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, in deferred compensation, a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to either 12 or 24 months of such executive’s base remuneration at the effective date of such resignation or termination as follows: Shawn Nelson, 12 months, Douglas Nalette, 12 months, Joseph Tocci, 12 months, and Bernard Pitz, 24 months, and continued insurance coverage then in effect if permitted by its carrier during such period.

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

On August 2, 2010, the Company entered into an Executive Employment Agreement with Gregory A.C. Yull. Pursuant to the terms of the Agreement, Mr. Yull shall receive an annual base salary of $450,000, increased to $475,000 commencing June 1, 2011, $500,000 commencing on June 1, 2012. Annual base salary adjustment shall be determined by the Board as of June 1, 2013 and thereafter. Mr. Yull shall also be entitled to a performance bonus for each fiscal year ranging from zero to 150% of his then current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Yull and the Board. For 2014, Mr. Yull’s bonus was based on the Company achieving certain target amounts for Adjusted EBITDA Targets and Cash Flow Targets, as further described above in the Section entitled “2014 Senior Management Bonus Plan”. During the first three years of Mr. Yull’s employment, commencing June 8, 2010, Mr. Yull was to have been granted 350,000 stock options annually in accordance with the Company’s Executive Stock Option Plan (“ESOP”) and thereafter at the discretion of the Board of Directors. In 2012, instead of receiving an award of 350,000 stock options in accordance with his employment agreement, Mr. Yull agreed to receive 500,905 stock appreciation rights under the Company’s 2012 Stock Appreciation Rights Plan described below. The options to be granted during each of the first three years shall become exercisable in annual increments of 25% on each of the first four anniversaries of the grant date. Such options shall expire on the tenth anniversary of the grant date, subject to the early expiry provisions of the ESOP. The exercise price of such options shall be equal to the closing market price on the last trading day prior to the date of such grant. Fifty percent (50%) of the shares acquired by Mr. Yull pursuant to the exercise of the options granted under the Executive Employment Agreement must be retained by Mr. Yull and not sold or disposed of for a period of three years following the date when the option was exercised.

Provided Mr. Yull has served under the Agreement a minimum of five years, unless earlier terminated by the Company without cause or by Mr. Yull for Good Reason as defined in the Agreement, he shall receive a defined benefit supplementary pension annually for life equal to the lesser of: (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60; and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Company. In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplement pension benefit within ninety days of his death and continuing annually during her lifetime.

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

In the event that Mr. Yull’s employment is terminated as a result of his Permanent Disability, as defined in the Agreement, or death, he shall be entitled to receive: (i) accrued and unpaid base salary earned up to the date of termination; (ii) a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred; (iii) vacation pay earned up to the date of termination; and (iv) provided the date of termination is on or after the fifth year anniversary of the Agreement, the retirement benefits set forth above shall vest. In addition, all unvested stock options held by Mr. Yull shall immediately vest and remain exercisable for a period of nine months following the date of termination for Permanent Disability or death.

In the event that Mr. Yull’s employment is terminated by the Company without cause or for Good Reason within two years of a Change of Control, as defined in the Agreement, then he shall be entitled to receive: (i) accrued and unpaid base salary earned up to the date of termination; (ii) a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years; (iii) vacation pay earned up to the date of termination; and (iv) severance pay in an amount equal to three times the sum of his base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination. In addition, all unvested stock options held by Mr. Yull shall immediately vest and remain exercisable for a period of 36 months following the date of termination, and the retirement benefits set forth above shall vest. Mr. Yull shall also be entitled to participate, at his cost, in the benefits under the Company’s medical and dental benefit program until such time as he reaches the age of eligibility for coverage under Medicare. Lastly, disability and life insurance benefits shall be provided for the benefit of Mr. Yull pursuant to any benefit plans and programs then provided by the Company generally to its executives and continue for a period of 36 months following the date of termination.

Mr. Yull has also agreed to a customary non-compete for two years from the date of termination.

On March 21, 2014, the Company and Mr. Crystal mutually agreed to certain terms of employment. Under these terms, Mr. Crystal receives an annual base salary of $330,000. Mr. Crystal is also entitled to a bonus ranging from zero to 50% of his then-current annual base salary based on the achievement of certain target amounts for Adjusted EBITDA Targets and Cash Flow Targets, with the bonus opportunity increasing to 100% of his then-current annual base salary based on the achievement of certain stretch Adjusted EBITDA goals, as further described above in the Section entitled “2014 Senior Management Bonus Plan” (also as further described in such section, certain percentages set forth in the terms of Mr. Crystal’s employment were adjusted in connection with the calculation of his 2014 bonus). In addition, the Company agreed to cover certain of Mr. Crystal’s relocation costs. Further, the terms provide that Mr. Crystal will be entitled to severance pay in an amount equal to twelve months base annual salary, or if Mr. Crystal were terminated within six months of change of control, he will be entitled to severance pay in an amount equal to eighteen months base annual salary. Alternatively, if Mr. Crystal were to resign within six months of change of control, or the Company were to terminate Mr. Crystal after six months of change of control, he will be entitled to severance pay in an amount equal to twelve months base annual salary. Mr. Crystal shall also be entitled to continue insurance coverage then in effect if permitted by its carrier during such period.

On October 30, 2009, the Company entered into an employment letter agreement with Bernard J. Pitz. Pursuant to the terms of the letter agreement, Mr. Pitz received an annual base salary of $360,000. Further, Mr. Pitz was awarded 182,927 options with a grant price of CDN$3.61. In addition, the Company agreed to cover Mr. Pitz’ relocation costs. Mr. Pitz was also entitled to a bonus ranging from zero to 150% of his then current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Pitz and the Board. For 2014, Mr. Pitz’s bonus was to have been based on the Company achieving certain target amounts for Adjusted EBITDA Targets and Cash Flow Targets, as further described above in the Section entitled “2014 Senior Management Bonus Plan”. Due to Mr. Pitz’s departure from the Company in January 2014, he was not entitled to participate in the 2014 Senior Management Bonus Plan.

On November 17, 2009, the Company entered into a second letter agreement with Mr. Pitz. Pursuant to the terms of the letter agreement, in the event the Company terminated Mr. Pitz’s employment for any reason other than Cause as defined in the letter agreement, or Mr. Pitz terminated his employment for Good Reason as defined in the letter agreement, Mr. Pitz was to have been entitled to severance pay in an amount equal to 12 times his highest total base monthly salary received in any one month during the twelve months prior to Mr. Pitz’s last day of employment, provided that if Mr. Pitz’s termination of employment occurred within twelve months of the appointment of a Chief Executive Officer of the Company other than Gregory A.C. Yull, then the severance payment due to Mr. Pitz would have been equal to 24 times Mr. Pitz’ highest monthly salary. Subject to the restrictions of Section 409A of the Internal Revenue Code of 1986 (“Section 409A”), such amount would have been paid in either 12 or 24 equal monthly instalments as applicable (“Severance Period”). In the event there had been a Section 409A Change in Control within 6 months prior to Mr. Pitz’s termination of employment or during the Severance Period, the remainder of the unpaid severance payments was to have been accelerated and paid in a single lump sum within 10 days after the 409A Change in Control occurs, subject to Section 409A. In the event of an occurrence of Good Reason and Mr. Pitz had not terminated his employment within 60 days of the occurrence, he would have been deemed to have waived such Good Reason. If Mr. Pitz’s employment had terminated for Cause, or he had resigned without Good Reason, or retired, then Mr. Pitz would not have been eligible for severance pay. Mr. Pitz also was entitled to participate in the benefits under the Company’s medical, dental, vision, life insurance and accidental death and dismemberment coverage during the Severance Period, subject to the then current cost sharing features of the plans. In the event Mr. Pitz obtains other employment during the first twelve months of severance payments, the Company’s obligation to pay such severance shall cease. In the event Mr. Pitz obtains employment after twelve months but during the remainder of the Severance Period, the severance payments shall be reduced by the amount of compensation paid to Mr. Pitz by his subsequent employer.

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

Please see Item 8 below for a discussion of the complaint filed by Mr. Pitz with the Occupational Safety and Health Administration of the U.S. Department of Labor (“OSHA”).

Effective January 23, 2014, the Company entered into a Retention Bonus Agreement with Mr. Jay. Pursuant to the terms of the Agreement, Mr. Jay was to receive a lump sum $100,000 retention bonus provided that Mr. Jay remain in employment through January 22, 2015 and satisfactorily perform the duties of Interim Chief Financial Officer and Corporate Controller. These conditions have since been satisfied and, as a result, this bonus has been paid.

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

The following is a description of certain features of the ESOP (for further details regarding the ESOP, please see Exhibit 4.1 to this Form 20-F):

(a)	options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;

(b)	options that are granted to directors who are not executives officers of the Corporation vest 25% on the date of grant, with another 25% vesting on each of the first three anniversaries of the date of the grant. All other options granted vest as to one-third on each of the first, second and third anniversaries of the date of grant;

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

As of December 31, 2014, there were options outstanding under the ESOP to purchase an aggregate of 2,360,000 common shares, representing 3.9% of the issued and outstanding common shares of the Company, and a total of 1,655,000 options exercisable. During 2014, 492,500 options were granted.

Option Grants During the Most Recently Completed Fiscal Year

The following table sets out the details of all grants of options to the Directors and members of senior management during the fiscal year ended December 31, 2014.

Name	Options granted	% of total options granted in fiscal year	Exercise price CDN$	Market value on date of grant CDN$	Expiration date
Eric E. Baker	—	—	—	—	—
Robert M. Beil	—	—	—	—	—
George J. Bunze	—	—	—	—	—
Robert J. Foster	—	—	—	—	—
James Pantelidis	—	—	—	—	—
Jorge N. Quintas	—	—	—	—	—
Frank Di Tomaso	—	—	—	—	—
Gregory A.C. Yull	160,000	32%	12.55	12.55	3/17/2024
Melbourne F. Yull	—	—	—	—	—
Bernard J. Pitz	—	—	—	—	—
Michael C. Jay	10,000	2%	12.55	12.55	3/17/2020
Jeffrey Crystal	32,500	7%	12.14	12.14	5/13/2020
Joseph Tocci	20,000	4%	12.55	12.55	3/17/2020
Shawn Nelson	32,500	7%	12.55	12.55	3/17/2020
Douglas Nalette	32,500	7%	12.55	12.55	3/17/2020

Year-End Unexercised Options and Option Values

The following table sets out for each of the Directors and members of senior management the total number of unexercised options held as of December 31, 2014 and the value of such unexercised options at that date.

Name	Number of unexercised options at fiscal year-end Exercisable / Unexercisable			Value of unexercised “in the money” options at fiscal year-end Exercisable / Unexercisable CDN$ (1)
Eric E. Baker	77,500	/	2,500	1,211,475	/	16,425
Robert M. Beil	20,000	/	2,500	260,925	/	16,425
George J. Bunze	12,500	/	2,500	134,575	/	16,425
Robert J. Foster	25,000	/	2,500	343,025	/	16,425
James Pantelidis	7,500	/	2,500	49,275	/	16,425
Jorge N. Quintas	15,000	/	2,500	175,625	/	6,425
Frank Di Tomaso	—	/	—	—	/	—
Gregory A.C. Yull	872,500	/	252,500	12,932,425	/	1,597,725
Melbourne F. Yull	30,000	/	2,500	425,125	/	16,425
Bernard J. Pitz	—	/	—	—	/	—
Michael C. Jay	7,500	/	17,500	48,000	/	11,150
Jeffrey Crystal	8,125	/	24,375	52,569	/	157,706
Joseph Tocci	85,000	/	40,000	1,112,275	/	255,150
Shawn Nelson	118,125	/	49,375	1,628,688	/	311,963
Douglas Nalette	118,125	/	49,375	1,628,688	/	311,963

(1)	The value of unexercised “in-the-money” options is calculated using the closing price of the common shares of Intertape on the Toronto Stock Exchange on December 31, 2014 (CDN$18.61 less the respective exercise prices of the options).

2012 Stock Appreciation Rights Plan

The Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan on June 20, 2012 in lieu of granting stock options in 2012. The purpose of the 2012 Stock Appreciation Rights Plan is to: (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain the key employees necessary for the Company’s long-term success. The 2012 Stock Appreciation Rights Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award stock appreciation rights (“SARs”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years. No SARs were granted in 2014.

The following table sets out for each of the Directors and members of senior management the total number of SARs held as of December 31, 2014 and the value of such unexercised SARs at that date.

Name	Number of unexercised SARs at fiscal year-end Exercisable / Unexercisable			Value of unexercised SARs at fiscal year-end Exercisable / Unexercisable CDN$ (1)
Eric E. Baker	7,500	/	2,500	82,875	/	27,625
Robert M. Beil	7,500	/	2,500	82,875	/	27,625
George J. Bunze	7,500	/	2,500	82,875	/	27,625
Robert J. Foster	7,500	/	2,500	82,875	/	27,625
James Pantelidis	22,500	/	7,500	248,625	/	82,875
Jorge N. Quintas	7,500	/	2,500	82,875	/	27,625
Frank Di Tomaso	—	/	—	—	/	—
Gregory A.C. Yull	—	/	250,453	—	/	2,767,500
Melbourne F. Yull	7,500	/	2,500	82,875	/	27,625
Bernard J. Pitz	—	/	—	—	/	—
Michael C. Jay	—	/	12,500	—	/	138,125
Jeffrey Crystal	—	/	—	—	/	—
Joseph Tocci	40,000	/	40,000	442,000	/	442,000
Shawn Nelson	—	/	40,000	—	/	442,000
Douglas Nalette	—	/	40,000	—	/	442,000

(1)	The value of unexercised SARs is calculated using the closing price of the common shares of Intertape on the Toronto Stock Exchange on December 31, 2014 (CDN$18.61 less the base price of the SARs).

Performance Share Unit Plan

In the second quarter of 2014, the Board of Directors of the Company adopted the PSU Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company, (b) furnish an incentive to such participants to continue their services for the Company and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

PSUs are expensed straight-line over their vesting period. The fair value of the PSU is based on the close price for the common shares of the Company on the Toronto Stock Exchange on the date of the grant adjusted for market-based performance conditions. The PSUs are earned over a three year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0 to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return ranking versus a specified peer group of companies.

PSU Grants During the Most Recently Completed Fiscal Year

The following table sets out the details of all PSU grants to the Directors and members of senior management during the fiscal year ended December 31, 2014.

Name	PSU Awards granted	% of total PSU awards granted in financial year	Market value on date of grant CDN$	Expiration date
Gregory A.C. Yull	40,000	26%	$12.43	12/30/2017
Bernard J. Pitz	—	—	—	—
Michael C. Jay	2,650	2%	$12.43	12/30/2017
Jeffrey Crystal	17,000	11%	$12.43	12/30/2017
Joseph Tocci	7,600	5%	$12.43	12/30/2017
Shawn Nelson	10,000	7%	$12.43	12/30/2017
Douglas Nalette	10,000	7%	$12.43	12/30/2017

Year-End Unvested PSU Shares and Values

The following table sets out for each of the Directors and members of senior management the total number of unvested PSU shares held as of December 31, 2014 and the value of such unvested shares at that date.

Name	Number of unvested PSU at fiscal year-end	Equivalent number of common stock shares at fiscal year-end(1)	Value of unvested shares CDN$ (2)
Gregory A.C. Yull	40,000	60,000	1,116,600
Bernard J. Pitz	—	—	—
Michael C. Jay	2,650	3,975	73,975
Jeffrey Crystal	17,000	25,500	474,555
Joseph Tocci	7,600	11,400	212,154
Shawn Nelson	10,000	15,000	279,150
Douglas Nalette	10,000	15,000	279,150

(1)	The equivalent number of common stock shares earned is based on the Corporation’s level of attainment of the performance objective measured at December 31, 2014. Based on the first quartile TSR ranking, equivalent common stock shares are 150% of PSU’s granted.
(2)	The value of unvested shares is calculated using the closing price of the common shares of Intertape on the Toronto Stock Exchange on December 31, 2014 (CDN$18.61).

Deferred Share Unit Plan

In the second quarter of 2014, the Board of Directors of the Company adopted the DSU Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. A DSU, as defined by the Company’s DSU Plan, represents the right of a participant to receive a common share of the Company. Under the DSU Plan, each director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

DSUs received as a result of a grant are expensed immediately. The fair value of DSUs is based on the close price for the common shares of the Company on the Toronto Stock Exchange on the date of the grant. DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period.

DSU Grants During the Most Recently Completed Fiscal Year

The following table sets out the details of all DSU grants to the Directors and members of senior management during the fiscal year ended December 31, 2014.

Name	DSU Awards granted (1)	% of total DSU awards granted in financial year	Market value on date of grant CDN$(1)	Expiration date
Eric E. Baker	3,000	8%	$12.72	n/a
	4,215	11%	$13.74	n/a
Robert M. Beil	3,000	8%	$12.72	n/a
	974	3%	$13.74	n/a
George J. Bunze	3,000	8%	$12.72	n/a
	2,067	6%	$13.74	n/a
Robert J. Foster	3,000	8%	$12.72	n/a
	2,266	6%	$13.74	n/a
James Pantelidis	3,000	8%	$12.72	n/a
Jorge N. Quintas	3,000	8%	$12.72	n/a
	1,630	4%	$13.74	n/a
Frank Di Tomaso	3,000	8%	$13.58	n/a
Melbourne F. Yull	3,000	8%	$12.72	n/a
	1,749	5%	$13.74	n/a

(1)	Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2014.

Year-End Unsettled DSU Shares and Values

The following table sets out for each of the Directors and members of senior management the total number of unsettled DSU shares held as of December 31, 2014 and the value of such unsettled shares at that date.

Name	Number of unsettled shares at fiscal year-end(1)	Value of unsettled shares CDN$ (1)(2)
Eric E. Baker	7,215	134,271
Robert M. Beil	3,974	73,956
George J. Bunze	5,067	94,297
Robert J. Foster	5,266	98,000
James Pantelidis	3,000	55,830
Jorge N. Quintas	4,630	86,164
Frank Di Tomaso	3,000	55,830
Melbourne F. Yull	4,749	88,379

(1)	Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2014.
(2)	The value of unvested shares is calculated using the closing price of the common shares of Intertape on the Toronto Stock Exchange on December 31, 2014 (CDN$18.61).

The following table sets out for each of the Directors and members of senior management the total number of DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2014.

Name	Number of DSUs not yet granted at 12/31/14 (1)	Fees Earned for which DSUs were elected in lieu of cash CDN$
Eric E. Baker	3,187	59,745
Robert M. Beil	696	13,051
George J. Bunze	1,671	31,323
Robert J. Foster	1,671	31,323
James Pantelidis	—	—
Jorge N. Quintas	1,114	20,882
Frank Di Tomaso	—	—
Melbourne F. Yull	1,330	24,942

(1)	Estimated DSUs to be granted in lieu of cash for semi-annual directors’ fee earned based on five day volume weighted average of the closing price of the common shares of Intertape on the Toronto Stock Exchange on December 31, 2014 (CDN$18.74).

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

Term

The Company has nine Directors. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on June 4, 2015, at which time the current term of each Director will expire.

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

The Human Resources and Compensation Committee Charter is included as Exhibit 15.2 to this Form 20-F.

Audit Committee

The Audit Committee is appointed by the Board and is currently composed of four Directors, George J. Bunze, Robert J. Foster, James Pantelidis, and Frank Di Tomaso. Each of the Audit Committee members are independent and financially literate as such terms are defined by Canadian Multilateral Instrument 52-110-Audit Committees.

Mr. Bunze graduated from the commerce certification CMA program at McGill University, Montreal, Quebec, and is a Chartered Professional Accountant. Mr. Bunze is the Vice-Chairman and Director and a member of the Executive Committee of Kruger Inc., one of the largest private pulp and paper companies in North America. He also served as the Chief Financial Officer of Kruger Inc. and its various subsidiaries from 1982 to 2003. Mr. Bunze is a Director of Stella-Jones Inc. and Chairman of its Audit Committee. He was previously a Director of B2B Trust Inc. and Chairman of its Audit Committee. Mr. Bunze is also a member of the Advisory Board of FM Global Insurance Group.

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

Mr. Pantelidis graduated from McGill University with a Bachelor of Science degree and a Master of Business Administration. Mr. Pantelidis has over 30 years of experience in the petroleum industry. Mr. Pantelidis is Chairman of the Board of Parkland Fuel Corporation and has served as a director of Parkland Fuel Corporation since 1999. Mr. Pantelidis is Chairman and Director of EnerCare Inc. since 2002. He also serves on the Board of each of RONA Inc. (Chairman of the Human Resources and Compensation Committee and member of the Development Committee); Industrial Alliance Insurance and Financial Services Inc. (Chairman of the Investment Committee and member of Human Resources and Compensation Committee). From 2002 to 2006, Mr. Pantelidis was on the board of FisherCast Global Corporation and served as Chairman and Chief Executive Officer from 2004 to 2006. From 2002 to 2004, Mr. Pantelidis was President of J.P. & Associates, a strategic consulting group. Between 1999 and 2001, Mr. Pantelidis served as Chairman and Chief Executive Officer for the Bata International Organization.

Mr. Di Tomaso graduated from Concordia University with a Bachelors of Commerce in Accounting and is a Chartered Professional Accountant, a Fellow CPA, CA and an ICD.D. Mr. Di Tomaso has over 45 years of experience in accounting and has served on numerous Boards of Directors and Audit Committees. Mr. Di Tomaso was a Partner and Advisory Partner from 1981 until 2012 and served as Director and Member of the Management Committee from 2000 to 2009, of Raymond Chabot Grant Thornton. Mr. Di Tomaso currently serves as Director and Chair of the Audit Committee of Yorbeau Resources Inc. and Director and Member of the Audit Committee of National Bank Life Insurance Company. From 2010 to 2013, he served as Director, Chair of the Audit Committee, and Member of the Governance and Nominating Committee of Redline Communications Group Inc.

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

As of December 31, 2014, the Company had 1,896 total employees; 369 in Canada, 1,446 in the US, 67 in Portugal, and 14 in Mexico and Europe. As of December 31, 2014, 387 held either sales-related, administrative, information technology or research and development positions and 1,509 were employed in operations. Approximately 134 hourly employees at the Company’s Marysville plant are unionized and subject to a collective bargaining agreement which expires on April 30, 2015. Approximately 184 hourly employees at the Company’s Menasha plant are unionized and subject to a collective bargaining agreement which expires on July 31, 2015. Approximately 93 hourly employees at the Company’s Carbondale plant are unionized and subject to a collective bargaining agreement which expires on March 4, 2017. Approximately 18 hourly employees at the Company’s Delta, British Columbia plant are unionized and subject to a collective bargaining agreement which was scheduled to expire on March 31, 2014 but was amended as of August 22, 2013 for a new effective term from April 1, 2014 to March 31, 2019. Other than the strike at its Brantford, Ontario plant, which was closed in the second quarter of 2011, the Company has never experienced a work stoppage and it considers its employee relations to be satisfactory. The Company does not employ a significant number of temporary employees.

As of December 31, 2013, the Company had 1,869 total employees, 349 in Canada, 1,442 in the US, 67 in Portugal, and 11 in Mexico and Europe. As of December 31, 2013, 373 held either sales-related, administrative, information technology or research and development positions and 1,496 were employed in operations.

As of December 31, 2012, the Company had 1,800 total employees, 387 in Canada, 1,346 in the US, 52 in Portugal, and 15 in Mexico and Europe. As of December 31, 2012, 360 held either sales-related, administrative, information technology or research and development positions and 1,440 were employed in operations.

E.	SHARE OWNERSHIP

The following table sets out for each of the Directors and members of senior management as of March 25, 2015, the number of shares of the Company owned or controlled by each.

Name	Number of Shares Owned	% of Shares Outstanding
Eric E. Baker	2,882,039	4.79%
Robert M. Beil	52,196	0.09%
George J. Bunze	50,371	0.08%
Robert J. Foster	47,500	0.08%
James Pantedilis	10,000	0.02%
Jorge N. Quintas	39,357	0.07%
Frank Di Tomaso	10,000	0.02%
Gregory A.C. Yull	409,450	0.68%
Melbourne F. Yull	2,032,604	3.38%
Michael C. Jay	2,850	0.00%
Jeffrey Crystal	2,378	0.00%
Joseph Tocci	58,697	0.10%
Shawn Nelson	130,796	0.22%
Douglas Nalette	106,273	0.18%

As of March 25, 2015, the Directors and senior management owned an aggregate of 5,834,511 common shares of the Company, being 9.70% of the issued and outstanding common shares of the Company. The common shares held by the Directors and senior management do not have different voting rights from those held by the other shareholders of the Company.

Please see the heading “Executive Stock Option” above in this section for a description of the Company’s Amended Executive Stock Option Plan.

The following table sets forth all vested and unvested outstanding options granted to the Company’s Directors and senior management through December 31, 2014:

Name	Number of options outstanding	Exercise price of options CDN$	Expiration date of options
Eric E. Baker	50,000	2.19	6/10/2016
	20,000	1.55	6/7/2017
	10,000	12.04	6/5/2019
Robert M. Beil	2,500	2.19	6/10/2016
	10,000	1.55	6/7/2017
	10,000	12.04	6/5/2019
George J. Bunze	5,000	1.55	6/7/2017
	10,000	12.04	6/5/2019
Robert J. Foster	7,500	2.19	6/10/2016
	10,000	1.55	6/7/2017
	10,000	12.04	6/5/2019

Name	Number of options outstanding	Exercise price of options CDN$	Expiration date of options
James Pantelidis	10,000	12.04	6/5/2019
Jorge N. Quintas	2,500	2.19	6/10/2016
	5,000	1.55	6/7/2017
	10,000	12.04	6/5/2019
Frank Di Tomaso	—	—	—
Melbourne F. Yull	12,500	2.19	6/10/2016
	10,000	1.55	6/7/2017
	10,000	12.04	6/5/2019
Gregory A.C. Yull	350,000	1.90	8/5/2020
	350,000	1.55	6/7/2021
	265,000	12.04	6/5/2023
	160,000	12.55	3/17/2024
Bernard J. Pitz	—	—	—
Michael C. Jay	15,000	12.04	6/5/2019
	10,000	12.55	3/17/2020
Jeffrey Crystal	32,500	12.14	5/13/2020
Joseph Tocci	17,500	2.19	6/10/2016
	37,500	1.80	6/27/2017
	50,000	12.04	6/5/2019
	20,000	12.55	3/17/2020
Shawn Nelson	35,000	2.19	6/10/2016
	50,000	1.80	6/27/2017
	50,000	12.04	6/5/2019
	32,500	12.55	3/17/2020
Douglas Nalette	35,000	2.19	6/10/2016
	50,000	1.80	6/27/2017
	50,000	12.04	6/5/2019
	32,500	12.55	3/17/2020

Item 7:	Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS

As of December 31, 2014, to the knowledge of the Company, the following are the only persons who beneficially own, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company (“Major Shareholders”). Also provided below is a three-year history of their stock ownership:

Name and place of residence	# / % 12/31/2014	# / % 12/31/2013	# / % 12/31/2012
Fidelity Management & Research Co. (1) Boston, Massachusetts	6,675,400 / 11.05	7,744,300 / 12.74	0 / 0.00
Letko, Brosseau & Associates Inc.(2) Montreal, Québec	3,779,901 / 6.25	4,961,618 / 8.16	10,084,641 / 16.91

(1)	Based on report dated February 13, 2015 filed by FMR LLC with the United States Securities and Exchange Commission.
(2)	Based on report dated February 5, 2015 filed by Letko, Brosseau & Associates Inc. with the United States Securities and Exchange Commission.

The Major Shareholders of the Company do not have any voting rights that differ from the other shareholders of the Company.

As of December 31, 2014, of the 60,435,826 common shares issued and outstanding, 30,646,036 are held in the United States, 27,188,761 are held in Canada and 2,601,029 are held elsewhere, equaling 51%, 45% and 4%, respectively. Also as of December 31, 2014, the number of record holders in Canada, the United States and elsewhere are 8,870, 794 and 168, respectively.

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal person. There are no arrangements known to the Company that could result at a subsequent date in a change of control of the Company.

B.	RELATED PARTY TRANSACTIONS

To the knowledge of the Company, none of its directors or officers or any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to the Company’s shares, or any associate or affiliate of any such person, has any material interest in any transaction since the beginning of the last completed financial year or in any proposed transactions that has materially affected or will materially affect the Company or any of its affiliates, other than as set forth below.

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of Mr. Crystal’s home in Montreal, Quebec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. Upon the sale of the home, the Company will be reimbursed for the purchase funding. As of December 31, 2014 the home is for sale and included in the consolidated balance sheet under the caption “other current assets.”

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

Item 8:	Financial Information

Intertape’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards. Until December 31, 2010, the Company’s consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements of Intertape for the years ended December 31, 2014, 2013 and 2012 include the following:

•	Management’s Responsibility for Financial Statements

•	Management’s Report on Internal Control over Financial Reporting

•	Independent Auditor’s Report of Registered Public Accounting Firm

•	Independent Auditor’s Report of Registered Public Accounting Firm on Internal Control over Financial Reporting

•	Consolidated Financial Statements

•	Consolidated Earnings

•	Consolidated Comprehensive Income

•	Consolidated Changes in Shareholders’ Equity

•	Consolidated Cash Flows

•	Consolidated Balance Sheets

•	Notes to Consolidated Financial Statements

Legal or Arbitration Proceedings

On July 3, 2014, Mr. Pitz filed a complaint with OSHA alleging certain violations by the Company related to the terms of his employment and his termination. The Company has filed its response to the complaint with OSHA. The Company believes that these allegations and claims are without merit and intends to vigorously defend them. Because the proceeding is currently in its initial stages, the Company is not currently able to predict the probability of a favorable or unfavorable outcome, or the amount of any possible loss in the event of an unfavorable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of December 31, 2014. Approximately $0.4 million of the additional provision recorded in the first quarter of 2014 in severance and other provisions is for an estimated amount relating to the prior Chief Financial Officer based on the employment letter agreements entered into on October 30, 2009 and November 17, 2009.

Dividends

The Board of Directors of the Company adopted a Dividend Policy on August 14, 2012 providing for semi-annual dividend payments. On August 14, 2013, the Board of Directors modified the Company’s dividend policy to provide for quarterly dividend payments. On July 7, 2014, the Board of Directors further modified the Company’s dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per common share. So long as the payments do not result in a violation of the Company’s covenants with its lenders, there are no other restrictions that would prevent the Company from paying dividends. The following table sets forth the dividends paid as of December 31, 2014:

	Date Declared	Record Date	Date Paid	Amount per Share
Dividends per Share
	8/14/2012	9/21/2012	10/10/2012	CDN $	0.08
	3/6/2013	3/25/2013	4/10/2013	USD $	0.08
	8/14/2013	9/16/2013	9/30/2013	USD $	0.08
	11/12/2013	12/16/2013	12/30/2013	USD $	0.08
	2/6/2014	3/19/2014	3/31/2014	USD $	0.08
	5/7/2014	6/17/2014	6/30/2014	USD $	0.08
	8/5/2014	9/15/2014	9/30/2014	USD $	0.12
	11/4/2014	12/15/2014	12/31/2014	USD $	0.12

The Company has determined it is appropriate to pay its dividend in US dollars because most of its cash flows are in US dollars. The Company has paid no other dividend in the past three years other than as set forth above. For details regarding the Company’s covenants with its lenders please refer to the Credit Facility Agreement filed as Exhibit 4.8 to this Form 20-F.

B.	SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements.

Item 9:	The Offer and Listing

A.	OFFER AND LISTING DETAILS

The following table sets forth the reporting of the high and low prices for Intertape shares on the Toronto Stock Exchange for the periods indicated. Also set forth below are the high and low prices for Intertape shares on the New York Stock Exchange through December 2009 and the OTC Pink Marketplace from 2010 through 2012. The Company voluntarily delisted its shares of common stock from the New York Stock Exchange effective December 3, 2009.

Year	Period	Toronto Stock Exchange (CDN$)		New York Stock Exchange (US$)* OTC Pink Marketplace
		High	Low	High		Low
2009	Annual	3.07	0.39	2.90	*	0.26	*
2010	Annual	3.60	0.92	3.43		0.93
2011	Annual	3.39	1.02	3.30		1.04
2012	Annual	9.07	3.12	9.17		3.08
2013	Annual	15.62	7.96	15.20		8.09
2014	Annual	19.95	11.12	17.36		10.10

2012	First Quarter	4.77	3.12	4.73		3.08
	Second Quarter	7.91	4.69	7.73		4.72
	Third Quarter	9.07	5.91	9.17		6.08
	Fourth Quarter	8.31	5.62	8.41		6.03

2013	First Quarter	11.07	7.96	10.86		8.09
	Second Quarter	13.28	10.63	12.62		10.40
	Third Quarter	15.62	11.37	15.20		11.16
	Fourth Quarter	15.50	12.36	14.89		11.95

2014	First Quarter	14.05	11.12	13.23		10.10
	Second Quarter	13.21	11.50	11.96		10.73
	Third Quarter	16.37	11.84	14.82		11.24
	Fourth Quarter	19.95	14.53	17.36		12.89

2015	January	20.45	16.74	16.21		13.54
	February	20.51	18.26	16.41		14.49

Intertape has authorized an unlimited number of voting common shares without par value. The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares. As of December 31, 2014, there were 60,435,826 issued and outstanding common shares and no issued and outstanding preferred shares of the Company.

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

1. The business of Intertape was established when Intertape Systems Inc., a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal. The Company was incorporated under the Canada Business Corporations Act (the “Act”) on December 22, 1989 under the name “171695 Canada Inc.” On October 8, 1991, the Company filed a Certificate of Amendment changing its name to “Intertape Polymer Group Inc.” A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company was amalgamated with EBAC Holdings Inc. The Shareholders, at the Company’s June 11, 2003 annual and special meeting, voted on the replacement of the Company’s By-Law No. 1 with a new General By-Law 2003-1. The intent of the replacement by-law was to conform the Company’s general by-laws with amendments that were made to the Act since the adoption of the general by-laws and to simplify certain aspects of the governance of the Company. On August 6, 2006, the Company filed a Certificate of Amendment to permit the Board of Directors of the Company to appoint one or more additional Directors to hold office for a term expiring not later than the close of the next annual meeting of the Company’s Shareholders, so long as the total number of Directors so appointed does not exceed one-third of the number of Directors elected at the previous annual meeting of the Shareholders of the Company.

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

(d)	mortgage, hypothecate, pledge or otherwise create a security interest in all or any moveable or personal, immoveable or real or other property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

Non-executive directors are required to own a minimum of 10,000 Common Shares in order to remain eligible for future DSU grants.

3.	Description of Share Capital

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

The following is a description of the material contracts Intertape was a party to during the last two fiscal years ended December 31, 2014, regardless of when they were initially entered into by Intertape, either directly or through one of its subsidiaries, and that are not in the ordinary course of Intertape’s business:

•	an Amended Executive Stock Option Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Executive Stock Option Plan, see Exhibit 4.1 to this Form 20-F.

•	a Stock Appreciation Rights Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Stock Appreciation Rights Plan, see Exhibit 4.2 to this Form 20-F.

•	a Performance Share Unit Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Performance Shared Unit Plan, see Exhibit 4.3 to this Form 20-F.

•	a Deferred Share Unit Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Deferred Shared Unit Plan, see Exhibit 4.4 to this Form 20-F.

•	a Purchase Agreement, Registration Rights Agreement and Indenture each dated as of July 28, 2004, in connection with the issuance by Intertape Polymer US Inc., a finance subsidiary of Intertape Polymer Group, of the aggregate principal amount of US$125.0 million of 8.5% Senior Subordinated Notes due 2014. The Notes were offered to institutional investors and were guaranteed on a senior subordinated basis by the Company and substantially all of its subsidiaries. Interest accrued and was payable on the Notes semi-annually in arrears on February 1 and August 1. On August 13, 2013, the Company redeemed the remaining balance of the outstanding Notes fully discharging and satisfying the Notes and Indenture. For a copy of the Purchase Agreement, Registration Rights Agreement, and Indenture, as well as details of the terms of the Senior Subordinated Notes, see Exhibit 4.5 to this Form 20-F.

•	a Loan and Security Agreement dated March 28, 2008 (and since amended on June 18, 2008, March 23, 2011, February 1, 2012, and November 25, 2013 and since paid off and satisfied on November 18, 2014), among certain subsidiaries of the Company, the Lenders referred to therein, and Bank of America, N.A., as Agent, for a $200.0 million asset based loan (“ABL”). The amount of borrowings available to the Company under the ABL was determined by its applicable borrowing base from time to time. The borrowing base was determined by calculating a percentage of eligible trade accounts receivable, inventories and property, plant, and equipment. The ABL was priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declined as unused availability increased. The loan margin pricing grid ranged from 1.75% to 2.25%. Unencumbered real estate was subject to a negative pledge in favor of the ABL lenders. However, the Company retained the ability to secure financing on all or a portion of its owned real estate up to $35 million of real estate mortgage financing and have the negative pledge in favor of the ABL lenders terminated. The Company had the ability to secure financing up to $45 million in connection with the purchase of fixed assets under a permitted purchase money debt facility. The ABL had one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compared EBITDA (as defined in the ABL) less capital expenditures and pension plan payments in excess of pension plan expense to the sum of debt service and the amortization of the value of equipment in the borrowing base. The financial covenant became effective only when unused availability dropped below $25.0 million. While the ABL was to mature in February 2017, Intertape paid off and satisfied the ABL on November 18, 2014 and replaced it with the Revolving Credit Facility. For a copy of the Loan and Security Agreement, see Exhibit 4.6 to this Form 20-F.

•	an Equipment Finance Agreement dated August 14, 2012 in the amount of up to $24.0 million (which was later increased to $25.7 million as of March 26, 2014) for qualifying US capital expenditures during the period May 2012 through March 31, 2014. The Equipment Finance Agreement allowed for periodic scheduling of amounts with each schedule having a term of sixty months and a fixed interest rate for leases scheduled prior to March 31, 2014. For a copy of the Equipment Finance Agreement, see Exhibit 4.7 to this Form 20-F. The Company has entered into the five schedules as listed below.

Date Entered	Amount	Interest Rate	Payments	Last Payment due
September 27, 2012	$2.7 million	2.74%	$48,577	October 1, 2017
December 28, 2012	$2.6 million	2.74%	$46,258	January 1, 2018
June 28, 2013	$2.2 million	2.90%	$39,329	July 1, 2018
December 31, 2013	$14.7 million	2.90%	$263,450	January 1, 2019
April 1, 2014	$3.5 million	2.95%	$62,263	April 1, 2019

•

a Revolving Credit Facility Agreement dated November 18, 2014, among Intertape and certain of its subsidiaries, the Lenders referred to therein, Wells Fargo Bank, National Association as Administrative Agent, Swingline Lender and Issuing Lender, Bank of America, N.A. as Syndication Agent, and Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint Lead Arrangers and Joint Bookrunners. The Revolving Credit Facility Agreement provides for a five-year US$300 million Revolving Credit Facility. The

Revolving Credit Facility replaced the ABL. The Revolving Credit Facility Agreement includes an incremental accordion feature of US$150 million, which will enable the Company to increase the limit of this facility (subject to the Revolving Credit Facility Agreement’s terms) if needed. The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (125 basis points as of December 31, 2014). The Revolving Credit Facility Agreement includes certain financial covenant obligations. The amount of capital expenditures in any fiscal year is limited to US$50 million. The consolidated total leverage ratio may not exceed 3.25 to 1.00 (subject to increase to 3.75 to 1.00 for the first four quarters following an acquisition with a price not less than $50 million), and the consolidated debt service coverage ratio may not be less than 1.50 to 1.00. The consolidated total leverage ratio compares consolidated total indebtedness to consolidated EBITDA (as defined in the Revolving Credit Facility Agreement). The consolidated debt service coverage ratio compares consolidated EBITDA (less certain taxes and dividends), to the sum of consolidated interest expense plus scheduled principal payments. The Revolving Credit Facility Agreement also includes certain other affirmative and negative covenants, subject to certain exceptions and limitations, including restrictions on indebtedness, liens, investments, and distributions. Reference is made to the Revolving Credit Facility Agreement for more detailed information regarding specific covenants, defined terms and conditions. For a copy of the Revolving Credit Facility Agreement, see Exhibit 4.8 to this Form 20-F.

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

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada-United States Tax Convention (1980), as amended (the “Treaty”). This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all such Tax Proposals will be enacted in their present form. However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a non-resident holder of the Company’s common stock and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

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

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of the Company unless such share is (or is deemed to be) “taxable Canadian property” (as defined in the Income Tax Act) of the non-resident holder. As long as they are listed on a designated stock exchange (which includes the TSX) at the time they are disposed of, Intertape’s common stock generally will not be considered taxable Canadian property of a non-resident holder unless at any time during the 60-month period immediately preceding the disposition of the stock: (i) the non-resident holder, persons with whom the non-resident holder does not deal at arm’s length or the non-resident holder together with such non-arm’s length persons owned, or had an interest in an option in respect of, 25% or more of the issued stock of any class or series of the Company’s capital stock; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Income Tax Act), timber resource properties (as defined in the Income Tax Act), or an option, an interest or right in such property.

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

Disposition of Common Shares of the Company

A US Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between: (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of US Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. The Health Care and Education Reconciliation Act of 2010 added Section 1411 to the Internal Revenue Code to impose a 3.8% Medicare surtax on net investment income of certain individuals, estates and trusts beginning in 2013. In general, capital gain or loss recognized upon the sale of common shares of the Company will be considered investment income for purposes of the surtax.

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

Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Company does not believe that it is a PFIC. Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation and whether any related reporting is required.

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

The effective QEF election allows a US Holder to: (i) generally treat any gain realized on the disposition of their common shares of the Company (or deemed to be realized on the pledge of their shares) as capital gain; (ii) treat his share of the Company’s net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company’s annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the US Holder is not a corporation, such an interest charge would be treated as “personal interest” that is not deductible. US Holders should be aware that there can be no assurance that the Company will satisfy the recordkeeping requirements that apply to a QEF, or that the Company will supply US Holders with the information that such US Holders require to report under the QEF rules, in the event that the Company is a PFIC and a US Holder wishes to make a QEF election.

A US Holder who makes a valid mark-to-market election is required to include, under Section 1296 of the Code, in ordinary income for any taxable year in which the Company qualifies as a PFIC, an amount equal to the excess, if any, of the fair market value of the Company’s stock held by the US Holder at year-end over the US Holder’s tax basis in such stock. Any amount by which the US Holder’s stock basis exceeds the fair market value of stock held at year-end will be allowed as an ordinary loss deduction to the extent of the unreversed inclusions with respect to such stock. Gain on a sale or other disposition of the stock will be subject to ordinary income tax rates, and a loss on a disposition is deductible as an ordinary loss to the extent it does not exceed the unreversed inclusions attributable to the stock. An effective mark-to-market election allows a US Holder to avoid interest charges resulting from PFIC status where a QEF election may not be available.

If a US Holder does not make a valid QEF election or a mark-to-market election during a year in which it holds (or is deemed to have held) the shares in question and the Company is a PFIC (a “Non-electing US Holder”), then special taxation rules under Section 1291 of the Code will apply to: (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his common shares of the Company; and (ii) certain “excess distributions”, as specifically defined, by the Company.

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

Information for this Item is set forth in Note 21 to the 2014 audited Consolidated Financial Statements under Item 18 hereof.

Item 12:	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15:	Controls and Procedures

(a) Disclosure Controls and Procedures. Intertape Polymer Group Inc. (“Intertape Polymer Group” or the “Company”) maintains disclosure controls and procedures designed to ensure not only that information required to be disclosed in its reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, but also that information required to be disclosed by the Company is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2014. They concluded based on such evaluation that the Company’s disclosure controls and procedures were effective.

(b) Management’s Annual Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards.

Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 based on the criteria established in 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014 based on those criteria.

(c) Attestation Report of Raymond Chabot Grant Thornton LLP

The Company’s independent auditors, Raymond Chabot Grant Thornton LLP, audited the annual consolidated financial statements included in this annual report and audited the Company’s internal control over financial reporting as of December 31, 2014 and included in the Consolidated Financial Statements referenced in Item 18 of this Form 20-F its report on the Company’s internal control over financial reporting.

(d) Changes in Internal Control Over Financial Reporting. There have been no changes in the Company’s internal control over financial reporting that occurred during 2014 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Intertape has adopted a code of ethics entitled “Intertape Polymer Group Inc. Code of Business Conduct and Ethics”, which is applicable to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and all persons performing similar functions. A copy of the Company’s Code of Business Conduct and Ethics has been posted on the Company’s website at http://www.itape.com under “Investor Relations”, “Corporate Governance”, “Governance Documents”. Any amendments to, or waiver from, any provision of the Code of Business Conduct and Ethics will be posted on our website at the above address.

Item 16C:	Principal Accountant Fees and Services

The following table sets forth the fees billed (in Canadian dollars) for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, Intertape’s independent auditors, for the fiscal years ended December 31, 2014 and December 31, 2013:

	Year ended December 31,
	2014 $	2013 $
Audit Fees	953,000	840,000
Audit-Related Fees	5,850	9,250
Tax Fees	114,275	78,225
All Other Fees	—	—

Total Fees	1,073,125	927,475

(a) Audit Fees. Audit fees were for professional services rendered for the integrated audit of Intertape’s consolidated financial statements and internal control over financial reporting, assisting its Audit Committee in discharging its responsibilities for the review of the Company’s interim unaudited consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as consent letters and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities.

(b) Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of Intertape’s consolidated interim unaudited financial statements and are not reported under the caption “Audit Fees” above. These services included consultations concerning financial accounting and reporting standards, as well as the Company’s transition to International Financial Reporting Standards.

(c) Tax Fees. Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation of the Canadian subsidiaries’ income tax returns, assistance with questions regarding tax audits from the various taxation authorities in Canada and tax planning relating to common forms of domestic and international taxation.

(d) All Other Fees. All other fees is defined as services provided other than the audit fees, audit-related fees and tax fees described above. No such fees have been billed in the last two years.

Intertape’s Audit Committee charter provides for the required pre-approvals of services to be rendered by the external auditors. The pre-approval process takes place annually and is presented by the Company’s internal accountants and the external auditors for planned activity including audit, tax and non-audit services and includes reasonable detail with respect to the services covered. The pre-approval of all non-audit services allows the Committee to consider the effect of such services on the independence of the external auditor. Any such services that may arise in addition to the pre-approved plan must be presented separately to the Committee for pre-approval. The charter states that this responsibility cannot be delegated to management of the Corporation in any way whatsoever.

Item 16D:	Exemptions from the Listing Standards for Audit Committee

Not Applicable.

Item 16E:	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total number of subordinate voting shares purchased	(b) Average price paid per subordinate voting share	(c) Total number of subordinate voting shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of subordinate voting shares that may yet be purchased under the plans or programs (shares in millions)
January 1, 2014 – January 31, 2014	—	—	—	—
February 1, 2014 – February 28, 2014	—	—	—	—
March 1, 2014 – March 31, 2014	—	—	—	—
April 1, 2014 – April 30, 2014	—	—	—	—
May 1, 2014 – May 31, 2014	—	—	—	—
June 1, 2014 – June 30, 2014	—	—	—	—
July 1, 2014 – July 31, 2014 (1)	—	—	—	—
August 1, 2014 – August 31, 2014 (1)	588,100	14.30	588,100	1,411,900
September 1, 2014 – September 30, 2014 (1)	—	—	588,100	1,411,900
October 1, 2014 – October 31, 2014 (1)	—	—	588,100	1,411,900
November 1, 2014 – November 30, 2014 (1)	—	—	588,100	1,411,900
December 1, 2014 – December 31, 2014 (1)	9,400	17.64	597,500	1,402,500
	597,500	14.35	597,500	1,402,500

1)	On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective on July 10, 2014. In connection with this NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. The NCIB will expire on July 9, 2015. As of December 31, 2014, the Company has repurchased 597,500 common shares at an average price of CDN$14.35 per share, including commissions, for a total purchase price of $7.8 million.

Item 16F:	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G:	Corporate Governance

Not Applicable.

Item 16H:	Mine Safety Disclosure

Not Applicable.

PART III

Item 17:	Financial Statements

Not Applicable.

Item 18:	Financial Statements

The Consolidated Financial Statements required under Item 18 of this Form 20-F are attached hereto as Exhibit “A”.

Item 19:	Exhibits

The Consolidated Financial Statements and the following exhibits are filed as part of this Annual Report on Form 20-F and are incorporated herein by reference.

A.	Consolidated Financial Statements

•	Management’s Responsibility for Financial Statements

•	Management’s Report on Internal Control over Financial Reporting

•	Independent Auditor’s Report of Registered Public Accounting Firm

•	Independent Auditor’s Report of Registered Public Accounting Firm on Internal Control over Financial Reporting

•	Consolidated Financial Statements

•	Consolidated Earnings

•	Consolidated Comprehensive Income

•	Consolidated Changes in Shareholders’ Equity

•	Consolidated Cash Flows

•	Consolidated Balance Sheets

•	Notes to Consolidated Financial Statements

B.	Exhibits:

1.1	Articles of Amalgamation as amended incorporated herein by reference to Exhibit 3.3 to S-4 filed October 26, 2004, File No. 333-119982-26.

1.2	General By-law 2003-1 incorporated herein by reference to Exhibit 3.4 to S-4 filed October 26, 2004, File No. 333-119982-26.

4.1	Amended Executive Stock Option Plan incorporated herein by reference to S-8 filed November 7, 2012, File No. 333-184797. Executive Stock Option Plan (as amended and consolidated to June 11, 2014) filed under 6-K on June 18, 2014, Film No. 14928713.

4.2	Stock Appreciation Rights Plan, filed as an exhibit to this 20-F.

4.3	Deferred Share Unit Plan filed under 6-K on June 18, 2014, Film No. 14928673.

4.4	Performance Share Unit Plan filed under 6-K on June 18, 2014, Film No. 14928649.

4.5	Purchase Agreement, Registration Rights Agreement and Indenture incorporated herein by reference to the Registration Statement filed on October 26, 2004 as Registration No. 333-119982 as amended on www.sec.gov in the United States.

4.6	Loan and Security Agreement filed under 6-K on May 8, 2008, Film No. 08813597. First and Second Amendments filed under 6-K on April 29, 2011, Film No. 11793224, Third Amendment to Loan and Security Agreement filed under 6-K on February 2, 2012, Film No. 12566721, and Fourth Amendment filed under 6-K on February 13, 2014, Film No. 14605422.

4.7	Equipment Finance Agreement filed under 6-K on September 5, 2012, Film No. 121073380.

4.8	Credit Facility Agreement filed under 6-K on November 18, 2014, Film No. 141232715.

8.1	A list of all of Intertape’s significant subsidiaries is set forth in Item 4C of this Form 20-F.

10.1	During 2014, Intertape was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR. Intertape’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which Intertape’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Human Resources and Compensation Committee Charter incorporated herein by reference to Exhibit 14.1 to 20-F filed March 26, 2013.

15.3	Audit Committee Charter incorporated herein by reference to Exhibit 14.2 to 20-F filed March 26, 2013.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Intertape Polymer Group Inc.

By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, Chief Executive Officer

Dated March 31, 2015

Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31, 2014, 2013 and 2012

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

The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on June 11, 2014, to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Their reports indicating the scope of their audits and their opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Jeffrey Crystal

Jeffrey Crystal

Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 9, 2015

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014 based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2014 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in their report which follows.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Jeffrey Crystal

Jeffrey Crystal

Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 9, 2015

Independent Auditor’s Report of

Registered Public Accounting Firm

To the Shareholders of

Intertape Polymer Group Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intertape Polymer Group Inc. which comprise the consolidated balance sheets as at December 31, 2014 and 2013 and the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intertape Polymer Group Inc. as at December 31, 2014 and 2013, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2014, based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2015, expressed an unqualified opinion on Intertape Polymer Group Inc.’s internal control over financial reporting.

Montreal, Canada March 9, 2015

[1] CPA auditor, CA, public accountancy permit No. A120795

Independent Auditor’s Report of

Registered Public Accounting Firm on

Internal Control over Financial Reporting

To the Shareholders of

Intertape Polymer Group Inc.

We have audited Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2014, based on criteria established in “2013 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014 based on criteria established in “2013 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 and our report dated March 9, 2015 expressed an unqualified opinion thereon.

Montreal, Canada March 9, 2015

[1] CPA auditor, CA, public accountancy permit No. A120795

Intertape Polymer Group Inc.

Consolidated Earnings

Years ended December 31, 2014, 2013 and 2012

(In thousands of US dollars, except per share amounts)

	2014	2013	2012
	$	$	$
Revenue	812,732	781,500	784,430
Cost of sales	649,099	623,006	645,681

Gross profit	163,633	158,494	138,749

Selling, general and administrative expenses	85,955	82,682	79,135
Research expenses	7,873	6,900	6,227

	93,828	89,582	85,362

Operating profit before manufacturing facility closures, restructuring and other related charges	69,805	68,912	53,387
Manufacturing facility closures, restructuring and other related charges (Note 4)	4,927	30,706	18,257

Operating profit	64,878	38,206	35,130
Finance costs (Note 3)
Interest	4,631	5,707	13,233
Other expense, net	1,528	946	1,303

	6,159	6,653	14,536

Earnings before income tax expense (benefit)	58,719	31,553	20,594
Income tax expense (benefit) (Note 5)
Current	3,665	3,622	927
Deferred	19,238	(39,426)	(714)

	22,903	(35,804)	213

Net earnings	35,816	67,357	20,381

Earnings per share (Note 6)
Basic	0.59	1.12	0.35
Diluted	0.58	1.09	0.34

The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Years ended December 31, 2014, 2013 and 2012

(In thousands of US dollars)

	2014	2013	2012
	$	$	$
Net earnings	35,816	67,357	20,381

Other comprehensive income (loss)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil in 2012)	—	—	227
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil in 2012)	—	—	(214)
Change in cumulative translation adjustments	(7,343)	(3,978)	2,002

Items that will be reclassified subsequently to net earnings	(7,343)	(3,978)	2,015

Remeasurement of defined benefit liability (net of income tax (expense) benefit of $3,183, ($6,160) in 2013 and $1,047 in 2012) (Note 17)	(5,023)	11,501	(4,310)
Deferred tax benefit due to the recognition of US deferred tax assets (Note 5)	—	4,671	—

Items that will not be reclassified subsequently to net earnings	(5,023)	16,172	(4,310)

Other comprehensive income (loss)	(12,366)	12,194	(2,295)

Comprehensive income for the period	23,450	79,551	18,086

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2012

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$
Balance as of December 31, 2011	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

Transactions with owners
Exercise of stock options (Note 15)	663,989	2,017						2,017
Excess tax benefit on exercised stock options (Note 5)		773						773
Stock-based compensation expense (Note 15)			539					539
Stock-based compensation expense credited to capital on options exercised (Note 15)		764	(764)					—
Dividends on common stock (Note 15)							(4,759)	(4,759)

	663,989	3,554	(225)				(4,759)	(1,430)

Net earnings							20,381	20,381

Other comprehensive loss
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					227	227		227
Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					(214)	(214)		(214)
Remeasurement of defined benefit liability (net of income tax benefit of $1,047) (Note 17)							(4,310)	(4,310)
Changes to cumulative translation adjustments				2,002		2,002		2,002

				2,002	13	2,015	(4,310)	(2,295)

Comprehensive income for the period				2,002	13	2,015	16,071	18,086

Balance as of December 31, 2012	59,625,039	351,702	16,386	3,208	—	3,208	(217,462)	153,834

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2013

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$
Balance as of December 31, 2012 (balance carried forward)	59,625,039	351,702	16,386	3,208	(217,462)	153,834

Transactions with owners
Exercise of stock options (Note 15)	1,151,610	3,760				3,760
Excess tax benefit on exercised stock options (Note 5)		2,030				2,030
Excess tax benefit on outstanding stock options (Note 5)			4,675			4,675
Stock-based compensation expense (Note 15)			1,145			1,145
Stock-based compensation expense credited to capital on options exercised (Note 15)		1,709	(1,709)			—
Dividends on common stock (Note 15)					(14,567)	(14,567)

	1,151,610	7,499	4,111		(14,567)	(2,957)

Net earnings					67,357	67,357
Other comprehensive income
Remeasurement of defined benefit liability (net of income tax expense of $6,160) (Note 17)					11,501	11,501
Deferred tax benefit due to the recognition of US deferred tax assets (Note 5)					4,671	4,671
Changes to cumulative translation adjustments				(3,978)		(3,978)

				(3,978)	16,172	12,194

Comprehensive income for the period				(3,978)	83,529	79,551

Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2014

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$
Balance as of December 31, 2013 (balance carried forward)	60,776,649	359,201	20,497	(770)	(148,500)	230,428

Transactions with owners
Exercise of stock options (Note 15)	256,677	843				843
Excess tax benefit on exercised stock options (Note 5)		732	(732)			—
Excess tax benefit on outstanding stock awards (Note 5)			2,535			2,535
Stock-based compensation expense (Note 15)			2,482			2,482
Stock-based compensation expense credited to capital on options exercised (Note 15)		289	(289)			—
Repurchases of common stock (Note 15)	(597,500)	(3,225)			(4,597)	(7,822)
Dividends on common stock (Note 15)					(24,416)	(24,416)

	(340,823)	(1,361)	3,996		(29,013)	(26,378)

Net earnings					35,816	35,816
Other comprehensive loss
Remeasurement of defined benefit liability (net of income tax benefit of $3,183) (Note 17)					(5,023)	(5,023)
Changes to cumulative translation adjustments				(7,343)		(7,343)

				(7,343)	(5,023)	(12,366)

Comprehensive income for the period				(7,343)	30,793	23,450

Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	(146,720)	227,500

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2014, 2013 and 2012

(In thousands of US dollars)

	2014	2013	2012
	$	$	$
OPERATING ACTIVITIES
Net earnings	35,816	67,357	20,381
Adjustments to net earnings
Depreciation and amortization	26,169	27,746	30,397
Income tax expense (benefit)	22,903	(35,804)	213
Interest expense	4,631	5,707	13,233
Charges in connection with manufacturing facility closures, restructuring and other related charges	284	23,863	14,958
Stock-based compensation expense	6,185	4,937	1,832
Pension and other post-retirement benefits expense	4,495	3,077	3,702
(Gain) loss on foreign exchange	548	(100)	(56)
Other adjustments for non cash items	224	(386)	(108)
Income taxes paid, net	(4,329)	(1,371)	(291)
Contributions to defined benefit plans	(2,196)	(4,222)	(5,562)

Cash flows from operating activities before changes in working capital items	94,730	90,804	78,699

Changes in working capital items
Trade receivables	(4,258)	(2,778)	6,269
Inventories	(4,686)	(3,492)	(1,500)
Parts and supplies	(490)	(570)	(967)
Other current assets	(919)	(2,402)	(104)
Accounts payable and accrued liabilities	1,746	(1,865)	2,646
Provisions	787	2,463	(570)

	(7,820)	(8,644)	5,774

Cash flows from operating activities	86,910	82,160	84,473

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts	—	—	198
Purchases of property, plant and equipment	(40,616)	(46,818)	(21,552)
Proceeds from disposals of property, plant and equipment	4,178	1,849	35
Other assets	296	416	305
Purchase of intangible assets	(672)	(339)	(64)

Cash flows from investing activities	(36,814)	(44,892)	(21,078)

FINANCING ACTIVITIES
Proceeds from long-term debt	294,022	111,799	135,333
Repayment of long-term debt	(300,643)	(134,671)	(178,168)
Payments of debt issue costs	(2,113)	(139)	(2,281)
Interest paid	(3,755)	(6,692)	(14,190)
Proceeds from exercise of stock options	843	3,760	2,046
Repurchases of common stock	(7,826)	—	—
Dividends paid	(24,249)	(14,520)	(4,759)

Cash flows from financing activities	(43,721)	(40,463)	(62,019)

Net increase (decrease) in cash	6,375	(3,195)	1,376
Effect of foreign exchange differences on cash	(533)	(196)	170
Cash, beginning of period	2,500	5,891	4,345

Cash, end of period	8,342	2,500	5,891

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	December 31, 2014	December 31, 2013
	$	$
ASSETS
Current assets
Cash	8,342	2,500
Trade receivables	81,239	78,543
Inventories (Note 7)	96,782	94,319
Parts and supplies	13,788	13,574
Other current assets (Note 8)	13,562	13,085

	213,713	202,021
Property, plant and equipment (Note 9)	188,146	181,612
Intangible assets (Note 11)	1,581	1,597
Deferred tax assets (Note 5)	60,078	76,319
Other assets (Note 10)	3,158	3,650

Total assets	466,676	465,199

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	77,049	76,417
Provisions (Note 14)	2,770	1,865
Installments on long-term debt (Note 13)	5,669	8,703

	85,488	86,985
Long-term debt (Note 13)	117,590	121,111
Pension and other post-retirement benefits (Note 17)	31,713	21,545
Other liabilities (Note 15)	845	1,250
Provisions (Note 14)	3,540	3,880

	239,176	234,771

SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	357,840	359,201
Contributed surplus (Note 15)	24,493	20,497
Deficit	(146,720)	(148,500)
Accumulated other comprehensive loss (Note 16)	(8,113)	(770)

	227,500	230,428

Total liabilities and shareholders’ equity	466,676	465,199

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2014

(In US dollars, tabular amounts in thousands, except shares, per share data and as otherwise noted)

1 - GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 - ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2014 and 2013, as well as its consolidated earnings, consolidated comprehensive income, consolidated cash flows, and consolidated changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 9, 2015.

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

Estimation Uncertainty

Impairments

At the end of each reporting period the Company performs a test of impairment if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. Refer to Note 12 for more information regarding impairment testing of long-term assets.

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

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.

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

Stock-based payments

The estimation of stock-based payment fair value and expense requires the selection of an appropriate pricing model.

The model used by the Company for the Executive Stock Option Plan (“ESOP”) and Stock Appreciation Rights Plan (“SAR Plan”) is the Black-Scholes pricing model. Inputs to the Black-Scholes pricing model include data and consideration as to the volatility of the Company’s own stock, the probable life of awards granted and the time of exercise of those awards.

The model used by the Company for the Performance Share Unit Plan (“PSU Plan”) is the Monte Carlo simulation model. Inputs to the Monte Carlo pricing model include data and consideration as to the volatility of the Company’s own stock as well as a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the award.

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

Details of the Parent Company’s operating subsidiaries as of December 31, 2014 are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held
Intertape Polymer Corp.	Manufacturing	United States	100%
Intertape Polymer US Inc.	Holding	United States	100%
IPG (US) Holdings Inc.	Holding	United States	100%
IPG (US) Inc.	Holding	United States	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%
Intertape Polymer Europe GmbH	Manufacturing	Germany	100%
IPG Luxembourg Finance S.à r.l	Financing	Luxembourg	100%
Intertape Woven Products, S.A. de C.V.	Distribution	Mexico	100%
Intertape Woven Products Services, S.A. de C.V.	Services	Mexico	100%

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
Other current assets (1)

Financial liabilities measured at amortized cost	Accounts payable and accrued liabilities (2)
Long-term debt

(1)	Excluding prepaids and income, sales and other taxes
(2)	Excluding employee benefits

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Discounting is omitted where the effect of discounting is immaterial. The expense relating to the allowance for doubtful accounts is recognized in earnings in selling, general and administrative expenses.

Financial liabilities are measured at amortized cost using the effective interest method. All interest related charges are recognized in earnings in finance costs. Discounting is omitted where the effect of discounting is immaterial.

All financial assets are subject to review for impairment at least at each reporting date. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

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

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the current rate at each period-end. Foreign exchange gains or losses arising on the settlement of monetary items or on the translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in earnings in finance costs in the period in which they arise, except when deferred in other comprehensive income (loss) (“OCI”) as a qualifying cash flow hedge.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Group companies

Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at each month end’s average exchange rate. The resulting translation adjustments are charged or credited to OCI and recognized in the cumulative translation adjustment account within accumulated other comprehensive income (loss) in shareholders’ equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in earnings as part of the gain or loss on sale.

Foreign exchange gains or losses recognized in earnings are presented in cost of sales and finance costs.

Revenue Recognition

Revenues are generated from the sale of goods.

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

Stock-Based Compensation Expense

The Company has adopted an ESOP Plan, a SAR Plan, a PSU Plan and a Deferred Share Unit Plan (“DSU Plan”).

For the ESOP, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events.

For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

Any consideration paid by management and directors on exercise of stock options is credited to capital stock together with any related stock-based compensation expense originally recorded in contributed surplus. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense for stock options, this indicates that the tax deduction relates not only to remuneration expense but also to a shareholders’ equity item. In this situation, the Company recognizes the excess of the associated current or deferred tax to contributed surplus prior to an award being exercised, and any such amounts are transferred to capital stock upon exercise of the award.

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

For the PSU Plan, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. The expense is straight-lined over the vesting period.

For the DSU Plan, the expense of Deferred Share Units (“DSUs”) received as a result of a grant is based on the close price for the common shares of the Company on the TSX on the date of the grant. The expense is recognized immediately. The expense of DSUs received in lieu of cash for directors’ fees is based on the fair value of services rendered. The expense is recognized as earned over the service period.

Refer to Note 15 for more information regarding stock-based payments.

Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period including the effect of the common shares repurchased under the normal course issuer bid (“NCIB”).

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for the effect of the common shares repurchased under the NCIB and for the effects of all dilutive potential outstanding stock options.

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

DSUs are not contingently issuable shares since the shares are issuable solely after the passage of time. As such, DSUs are treated as outstanding and included in the calculation of weighted average basic common shares.

PSUs are contingently issuable shares since the shares are issuable only after certain service and market-based performance conditions are satisfied. PSUs are treated as outstanding and included in the calculation of weighted average basic common shares only after the date when these conditions are satisfied at the end of the vesting period.

PSUs are treated as outstanding and included in the calculation of weighted average diluted common shares, to the extent they are dilutive, when the applicable performance conditions have been satisfied as of the reporting period end date.

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

Parts and supplies are valued at the lower of cost which is equivalent to its purchase price or net realizable value based on replacement cost.

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

Depreciation is recognized using the straight-line method, over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	5 to 40
Manufacturing equipment and related major components	5 to 30
Computer equipment and software	3 to 15
Furniture, office equipment and other	3 to 7
Asset related to restoration provision	Remaining term of the lease

The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed and adjusted if necessary at each financial year-end.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, and the date that the asset is derecognized.

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

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in earnings in the category consistent with the function of the property, plant and equipment.

Depreciation expense is recognized in earnings in the expense category consistent with the function of the property, plant and equipment.

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

A provision is recorded in connection with environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future revenues. Provisions for liabilities related to anticipated remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, and when a present obligation exists as a result of a past event. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.

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

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Expenses under an operating lease are recognized in earnings on a straight-line basis over the period of the lease.

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings in finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

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

The carrying amounts of deferred tax assets are reviewed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off the recognized amounts and the deferred taxes relate to the same taxable entity and the same taxation authority.

Shareholders’ Equity

Capital stock represents the amount received on issuance of shares (less any issuance costs and net of taxes), stock-based compensation expense credited to capital on stock options exercised and common shares repurchased equal to the carrying value. Contributed surplus includes amounts related to stock options, PSUs and DSUs until such equity instruments are exercised or settled, in which case the amounts are transferred to capital stock. Foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different from the presentation currency are included in the cumulative translation adjustment account. Gains and losses on certain derivative financial instruments designated as hedging instruments are included in reserves for cash flow hedges until such time as the hedged forecasted cash flows affect earnings. Deficit includes all current and prior period earnings or losses, the excess of the purchase price paid over the carrying value of common share repurchases, dividends on common stock and remeasurement of defined benefit liability net of income tax expense (benefit).

Share Repurchases

The purchase price of the common shares repurchased equal to its carrying value is recorded in capital stock in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity. The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity as a share repurchase premium.

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

IFRS 15 – Revenue from Contracts with Customers: IFRS 15 replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-

based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments: IFRS 9 (2014) replaces IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 (2014) addresses accounting for financial assets and financial liabilities, classification and measurement, recognition and derecognition, hedge accounting and impairment. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	2014	2013	2012
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	139,682	135,269	137,020
Termination benefits	740	905	997
Stock-based compensation expense	6,185	4,937	1,832
Pensions and other post-retirement benefits – defined benefit plans (Note 17)	4,597	3,186	3,768
Pensions and other post-retirement benefits – defined contribution plans (Note 17)	3,606	3,641	3,682

	154,810	147,938	147,299

Finance costs - Interest
Interest on long-term debt	3,763	5,255	11,556
Amortization of debt issue costs on long-term debt	1,993	1,034	1,954
Interest capitalized to property, plant and equipment	(1,125)	(582)	(277)

	4,631	5,707	13,233

Finance costs - Other expense, net
Foreign exchange (gain) loss	541	(102)	152
Other costs, net	987	1,048	1,151

	1,528	946	1,303

Additional information
Depreciation of property, plant and equipment	25,498	27,062	29,646
Amortization of intangible assets	671	684	751
Impairment (reversal) of long-term assets	(119)	22,497	12,180
(Gain) loss on disposal of property, plant and equipment	(108)	92	436

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its restructuring efforts, which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2014 under the caption manufacturing facility closures, restructuring and other related charges:

	2014
	South
	Carolina	Other
	project	projects	Total
	$	$	$
Impairment (reversal) of property, plant and equipment	(481)	226	(255)
Impairment of parts and supplies	—	77	77
Equipment relocation	2,062	462	2,524
Write-down of inventories to net realizable value	42	54	96
Severance and other labor related costs	1,559	271	1,830
Idle facility costs	—	632	632
Other costs	18	5	23

	3,200	1,727	4,927

	2013			2012
	South
	Carolina	Other
	project	projects	Total
	$	$	$	$
Impairment of property, plant and equipment	22,215	121	22,336	11,677
Impairment (reversal) of parts and supplies	1,312	(7)	1,305	1,168
Impairment of intangible assets	—	—	—	503
Equipment relocation	767	1,791	2,558	1,339
Write-down (reversal) of inventories to net realizable value	22	(121)	(99)	855
Severance and other labor related costs	1,012	129	1,141	1,585
Environmental costs	2,518	—	2,518	—
Idle facility costs	—	812	812	1,087
Other costs	91	44	135	43

	27,937	2,769	30,706	18,257

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment. The charges incurred are included in the tables above under South Carolina project.

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky manufacturing facility (which was sold in December 2014), to consolidate shrink film production from Truro, Nova Scotia to Tremonton, Utah, and other small restructuring initiatives. The majority of products produced in the Richmond, Kentucky facility have been transferred to the Company’s Carbondale, Illinois facility. Woven fabric products continue to be produced at the Truro, Nova Scotia facility.

In 2014 and 2013, the charges incurred in the tables above under other projects are the incremental costs of the Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah and other small restructuring initiatives.

In 2012, the charges incurred in the table above are primarily the costs of the Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah and other small restructuring initiatives. The idle facility charges are primarily related to the revaluation of certain Brantford, Ontario manufacturing facility assets in connection with the Brantford, Ontario facility closure in 2010.

As of December 31, 2014, $5.0 million is included in provisions ($3.9 million in 2013) and nil in accounts payable and accrued liabilities (nil in 2013) for restructuring provisions.

5 - INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows:

	2014	2013	2012
	%	%	%
Combined Canadian federal and provincial income tax rate	28.5	28.3	28.9
Foreign earnings/losses taxed at higher income tax rates	9.7	9.5	9.8
Foreign earnings/losses taxed at lower income tax rates	(0.1)	(0.1)	0.4
Legal entity reorganization	5.6	—	—
Change in statutory rates	(0.2)	(6.8)	—
Prior period adjustments	0.1	(13.9)	—
Stock-based payments	—	—	(4.9)
Nondeductible expenses	1.7	1.9	0.1
Impact of other differences	(0.0)	0.6	0.8
Nontaxable dividend	(1.6)	—	—
Change in derecognition of deferred tax assets	(4.7)	(133.0)	(34.1)

Effective income tax rate	39.0	(113.5)	1.0

Major Components of Income Tax Expense (Benefit)

	2014	2013	2012
	$	$	$
Current income tax expense	3,665	3,622	927

Deferred tax expense (benefit)
(Recognition) derecognition of US deferred tax assets	114	(46,049)	—
US temporary differences	19,411	3,011	—
Temporary differences and derecognition of deferred tax assets in other jurisdictions	(287)	3,612	(714)

Total deferred income tax expense (benefit)	19,238	(39,426)	(714)

Total tax expense (benefit) for the year	22,903	(35,804)	213

Income taxes related to components of other comprehensive income (loss)

The amount of income taxes relating to components of other comprehensive income (loss) are outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2014
Deferred tax benefit on remeasurement of defined benefit liability	(10,703)	3,894	(6,809)
Deferred tax expense on funding requirement changes of defined benefit plans	2,497	(711)	1,786

	(8,206)	3,183	(5,023)

For the year ended December 31, 2013
Deferred tax expense on remeasurement of defined benefit liability	18,588	(6,416)	12,172
Deferred tax benefit on funding requirement changes of defined benefit plans	(927)	256	(671)

	17,661	(6,160)	11,501

Deferred tax benefit due to the recognition of US deferred tax assets			4,671
For the year ended December 31, 2012
Deferred tax benefit on remeasurement of defined benefit liability	(4,163)	700	(3,463)
Deferred tax benefit on funding requirement changes of defined benefit plans	(1,194)	347	(847)

	(5,357)	1,047	(4,310)

Recognized Deferred Tax Assets and Liabilities

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2014
Tax credits, losses, carryforwards and other tax deductions	30,442	—	30,442
Property, plant and equipment	17,969	(19,792)	(1,823)
Pension and other post-retirement benefits	11,641	—	11,641
Stock-based payments	9,560	—	9,560
Accounts payable and accrued liabilities	3,937	—	3,937
Goodwill and other intangibles	4,896	—	4,896
Inventories	1,501	—	1,501
Other	898	(974)	(76)

Deferred tax assets and liabilities	80,844	(20,766)	60,078

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2013
Tax credits, losses, carryforwards and other tax deductions	45,363	—	45,363
Property, plant and equipment	19,011	(18,371)	640
Pension and other post-retirement benefits	7,915	—	7,915
Stock-based payments	7,085	—	7,085
Accounts payable and accrued liabilities	6,591	—	6,591
Goodwill and other intangibles	6,197	—	6,197
Inventories	1,826	—	1,826
Other	812	(110)	702

Deferred tax assets and liabilities	94,800	(18,481)	76,319

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

As of December 31, 2014, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized and, accordingly, continues to recognize the majority of its US deferred tax assets. With respect to the Canadian deferred tax assets, management determined it appropriate to maintain the same positions for the year ended December 31, 2014 as taken for the year ended December 31, 2013. Specifically, management determined that the majority of the deferred tax assets related to the Company’s Canadian corporate (holding) entity (the “Entity”) should continue to be derecognized as of December 31, 2014. In addition, management determined that no additional deferred tax assets should be recorded at the Canadian operating entity. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

As of December 31, 2013, management analyzed all available evidence including, in particular, the Company’s financial results for the year then ended (taxable income and earnings before income tax expense), the 2013 budget variances, and the Company’s cumulative financial results for the prior three years. In addition, management took under significant consideration the Company’s 2014 budget, its long-

term financial projections, market and industry conditions and certain available tax strategies. As a result of this detailed analysis, management determined it was more likely than not that substantially all of the Company’s deferred tax assets in the US would be realized and, accordingly, recognized $47.8 million of its US deferred tax assets, $43.0 million of which impacted the Company’s net earnings while the balance impacted its shareholders’ equity. In addition, management determined it was more likely than not that a portion of the Entity’s deferred tax assets would not be realized due to insufficient taxable income in future periods. Previously, the Entity benefited from sufficient taxable income as a result of certain tax planning strategies implemented in 2011 (the “Planning”). The Company’s management continued to expect that, pursuant to the Planning, the Entity would continue to generate sufficient taxable income in order to fully utilize its net operating losses with expiration dates through 2015. However, the benefit of the Planning was expected to diminish over such time. Accordingly, the Company derecognized $4.6 million of its Entity’s deferred tax assets as of December 31, 2013. With respect to the Canadian operating entity which was part of a tax-free reorganization implemented in the year ended December 31, 2012, management determined it was appropriate to continue to not record any additional deferred tax assets due to consideration of the following evidence: i) the Canadian reorganization not having any significant business impact to the entities; ii) business changes such as the transfer of the shrink film production to the Tremonton facility; iii) the Planning; iv) historical and projected income; and v) projected use of its deferred tax assets.

Variations During the Period

	Balance January 1, 2014	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Balance December 31, 2014
	$	$	$	$	$
Tax credits, losses, carryforwards and other tax deductions	45,365	(15,310)	—	387	30,442
Property, plant and equipment	19,012	(1,043)	—	—	17,969
Pension and other post-retirement benefits	7,914	654	—	3,073	11,641
Stock-based payments	7,084	673	1,803	—	9,560
Accounts payable and accrued liabilities	6,591	(2,654)	—	—	3,937
Goodwill and other intangibles	6,196	(1,300)	—	—	4,896
Inventories	1,826	(325)	—	—	1,501
Other	702	(778)	—	—	(76)
Deferred tax liabilities: property, plant and equipment	(18,371)	(1,421)	—	—	(19,792)

Deferred tax assets and liabilities	76,319	(21,504)	1,803	3,460	60,078

Impact due to foreign exchange rates		2,266	—	110

Total recognized in earnings		(19,238)	1,803	3,570

	Balance January 1, 2013	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Balance December 31, 2013
	$	$	$	$	$
Tax credits, losses, carryforwards and other tax deductions	36,233	9,132	—	—	45,365
Property, plant and equipment	19,469	(457)	—	—	19,012
Pension and other post-retirement benefits	2,885	6,716	—	(1,687)	7,914
Stock-based payments	—	2,409	4,675	—	7,084
Accounts payable and accrued liabilities	—	6,591	—	—	6,591
Goodwill and other intangibles	4,458	1,738	—	—	6,196
Inventories	—	1,826	—	—	1,826
Other	59	643	—	—	702
Deferred tax liabilities: property, plant and equipment	(27,088)	8,717	—	—	(18,371)

Deferred tax assets and liabilities	36,016	37,315	4,675	(1,687)	76,319

Impact due to foreign exchange rates		2,108	—	198

Total recognized in earnings		39,423	4,675	(1,489)

Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2014	December 31, 2013
	$	$
Tax losses, carryforwards and other tax deductions	40,389	66,309
Accounts payable and accrued liabilities	110	246
Property, plant and equipment	2,124	—
Other	433	1,316

	43,056	67,871

The following table presents the amounts and expiration dates relating to unused tax credits for which no deferred tax asset is recognized in the consolidated balance sheets as of December 31:

	2014		2013
	United States	Canada	United States	Canada
	$	$	$	$
2018	—	733	—	799
2019	—	1,378	—	1,503
2020	—	609	—	664
2021	—	230	—	251
2022	—	524	—	571
2023	—	259	—	283
2024	—	244	—	267
2025	—	413	—	451
2026	—	316	—	345
2027	—	289	—	315
2028	—	335	—	365
2029	—	267	—	291
2030	—	243	—	265
2031	—	356	—	388
2032	—	214	—	233
2033	—	263	—	—

Total tax credits derecognized	—	6,673	—	6,991

The following table presents the year of expiration of the Company’s operating losses carried forward as of December 31, 2014:

	DTA is recognized			DTA is not recognized
			United			United
	Canada		States	Canada		States
	Federal	Provincial		Federal	Provincial
	$	$	$	$	$	$
2024	—	—	7,471	—	—	—
2026	—	—	25,456	—	—	—
2028	—	—	17,385	—	—	—
2029	—	—	—	779	779	—
2030	—	—	186	8,898	8,897	—
2031	—	—	39	7,576	7,576	—
2032	—	—	26	3,393	3,393	—
2033	—	—	45	—	—	—
2034	—	—	59	—	—	—

	—	—	50,667	20,646	20,645	—

In addition, the Company has i) state losses of $214 million (with expiration dates ranging from 2015 to 2032) for which a tax benefit of $7.7 million has been recognized; ii) state losses of $73.6 million (with expiration dates ranging from 2017 to 2028) for which a tax benefit of $2.6 million has not been recognized; and iii) $17.2 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE

	2014	2013	2012
	$	$	$
Net earnings	35,816	67,357	20,381

Weighted average number of common shares outstanding
Basic	60,718,776	60,379,533	59,072,407
Effect of stock options	1,214,925	1,253,119	1,556,729
Effect of performance share units	127,222	—	—

Diluted	62,060,923	61,632,652	60,629,136

Earnings per share
Basic	0.59	1.12	0.35
Diluted	0.58	1.09	0.34

PSUs granted during the period ending December 31, 2014 did meet the performance conditions as of December 31, 2014 and were included in the calculation of weighted average diluted common shares outstanding.

The number of stock options that were anti-dilutive and not included in the diluted earnings per share calculations for the years ended December 31, 2014, 2013 and 2012 were 32,500, 32,500 and nil, respectively.

7 - INVENTORIES

	December 31, 2014	December 31, 2013
	$	$
Raw materials	25,358	29,389
Work in process	18,354	18,206
Finished goods	53,070	46,724

	96,782	94,319

During the year ended December 31, 2014 and 2013 the Company did not record a write-down or reversal of write-down of inventories to net realizable value.

During the year ended December 31, 2014 the Company recorded in earnings, in manufacturing facility closures, restructuring and other related charges, a write-down of inventories to net realizable value of less than $0.1 million (less than $0.1 million in 2013) and a reversal of write-down of inventories to net realizable value, recognized in earnings as a reduction of manufacturing facility closures, restructuring and other related charges of nil ($0.1 million in 2013).

The amount of inventories recognized in earnings as an expense during the period corresponds to cost of sales.

8 - OTHER CURRENT ASSETS

	December 31, 2014	December 31, 2013
	$	$
Prepaid expenses	6,899	6,533
Income and other taxes receivable	1,864	750
Supplier rebates receivable	1,823	1,877
Sales taxes receivable	1,635	2,768
Other	1,341	1,157

	13,562	13,085

9 - PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2012	4,093	78,646	517,277	72,717	2,663	15,547	690,943
Additions	—	—	—	—	—	48,738	48,738
Assets placed into service	—	1,269	18,324	2,863	403	(22,859)	—
Transfers in	—	—	55	—	—	—	55
Transfers out	—	(55)	—	—	—	—	(55)
Disposals	(1,200)	(3,253)	(3,155)	(397)	(185)	—	(8,190)
Foreign exchange and other	(198)	4,512	(11,420)	(539)	(82)	47	(7,680)

Balance as of December 31, 2013	2,695	81,119	521,081	74,644	2,799	41,473	723,811
Accumulated depreciation and impairments
Balance as of December 31, 2012	309	55,666	376,689	70,189	2,403	95	505,351
Depreciation	—	2,691	22,372	1,955	44	—	27,062
Impairments	605	4,019	18,179	82	24	(41)	22,868
Impairment reversals	—	(217)	(154)	—	—	—	(371)
Transfers in	—	—	55	—	—	—	55
Transfers out	—	(55)	—	—	—	—	(55)
Disposals	—	(3,000)	(2,695)	(372)	(170)	—	(6,237)
Foreign exchange and other	(218)	2,943	(7,607)	(1,576)	(16)	—	(6,474)

Balance as of December 31, 2013	696	62,047	406,839	70,278	2,285	54	542,199

Net carrying amount as of December 31, 2013	1,999	19,072	114,242	4,366	514	41,419	181,612

Gross carrying amount
Balance as of December 31, 2013	2,695	81,119	521,081	74,644	2,799	41,473	723,811
Additions	—	—	—	—	—	39,501	39,501
Assets placed into service	1,140	17,429	8,154	1,790	21	(28,534)	—
Transfers in	—	—	297	25	—	—	322
Transfers out	—	(309)	—	(13)	—	—	(322)
Disposals	(243)	(9,004)	(19,144)	(15,976)	(190)	—	(44,557)
Foreign exchange and other	(128)	(2,266)	(10,535)	(731)	(65)	(209)	(13,934)

Balance as of December 31, 2014	3,464	86,969	499,853	59,739	2,565	52,231	704,821
Accumulated depreciation and impairments
Balance as of December 31, 2013	696	62,047	406,839	70,278	2,285	54	542,199
Depreciation	—	2,423	21,352	1,645	78	—	25,498
Impairments	—	435	342	—	—	3	780
Impairment reversals	—	(52)	(847)	—	—	—	(899)
Transfers in	—	—	(62)	—	—	—	(62)
Transfers out	—	119	—	—	—	(57)	62
Disposals	—	(6,867)	(17,353)	(15,965)	(190)	—	(40,375)
Foreign exchange and other	(1)	(1,552)	(8,191)	(713)	(71)	—	(10,528)

Balance as of December 31, 2014	695	56,553	402,080	55,245	2,102	—	516,675

Net carrying amount as of December 31, 2014	2,769	30,416	97,773	4,494	463	52,231	188,146

Included in property, plant and equipment are assets under finance leases as follows:

	December 31, 2014	December 31, 2013
	$	$
Buildings	3,425	3,796
Manufacturing equipment	22,854	21,039
Computer equipment and software	66	113

	26,345	24,948

During the year ended December 31, 2014 the gain on disposals amounted to $0.1 million (a loss on disposals of less than $0.1 million and $0.4 million in 2013 and 2012, respectively).

As of December 31, 2014 and 2013 the Company had commitments to purchase machines and equipment totaling approximately $2.7 million and $12.9 million, respectively.

During the years ended December 31, 2014 and 2013 the amount of borrowing costs capitalized in property, plant and equipment was $1.1 million and $0.6 million, respectively. The weighted average capitalization rates used to determine the amount of the borrowing costs eligible for capitalization for the same periods were 2.48% and 2.46%, respectively.

10 - OTHER ASSETS

	December 31, 2014	December 31, 2013
	$	$
Funds held in grantor trust to satisfy future pension obligation	253	552
Cash surrender value of officers life insurance	1,701	1,655
Deposits	1,107	1,115
Other	97	328

	3,158	3,650

11 - INTANGIBLE ASSETS

	Distribution rights	Customer contracts	License agreements	Customer List	Software	Total
	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2012	3,617	1,399	849	811	832	7,508
Additions – separately acquired	—	—	115	—	224	339
Net foreign exchange differences	(232)	(90)	—	—	—	(322)

Balance as of December 31, 2013	3,385	1,309	964	811	1,056	7,525
Accumulated amortization and impairments
Balance as of December 31, 2012	3,043	1,192	849	230	214	5,528
Amortization	264	95	3	162	160	684
Net foreign exchange differences	(204)	(80)	—	—	—	(284)

Balance as of December 31, 2013	3,103	1,207	852	392	374	5,928

Net carrying amount as of December 31, 2013	282	102	112	419	682	1,597

Gross carrying amount
Balance as of December 31, 2013	3,385	1,309	964	811	1,056	7,525
Additions – separately acquired	14	—	187	—	470	671
Net foreign exchange differences	(277)	(109)	—	—	—	(386)

Balance as of December 31, 2014	3,122	1,200	1,151	811	1,526	7,810
Accumulated amortization and impairments
Balance as of December 31, 2013	3,103	1,207	852	392	374	5,928
Amortization	201	69	58	162	181	671
Net foreign exchange differences	(271)	(99)	—	—	—	(370)

Balance as of December 31, 2014	3,033	1,177	910	554	555	6,229

Net carrying amount as of December 31, 2014	89	23	241	257	971	1,581

12 - IMPAIRMENT OF LONG-TERM ASSETS

Impairment Testing on Property, Plant and Equipment and Intangible Assets

In updating its determination of CGUs, and applying the related indicators of impairment, if any, the Company took into consideration the manufacturing facility closures and other related activities that have taken place in the course of the year. In making such an evaluation, the Company attributed these activities to specific CGUs as applicable. The Company concluded that these activities for the years ended December 31, 2014 and 2013 do not give rise to an impairment test to be performed for the applicable CGU. However, these activities and the related impairment charges (reversals) recorded, which are primarily with respect to manufacturing facility closures, restructuring and other related charges and idled assets, are presented in Note 4 and in the table below, respectively.

Impairments

Impairments (reversals) recognized during the years ended December 31, 2014 and 2013 were as a result of manufacturing facility closures, restructuring and other related charges and idled assets. These impairments (reversals) are recognized in earnings in manufacturing facility closures, restructuring and other related charges and cost of sales and in cash flows in charges in connection with manufacturing facility closures, restructuring and other related charges and other adjustments for non cash items, respectively.

Impairments (reversals) recognized during the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
	Impairment	Impairment	Impairment	Impairment
	recognized	reversed	recognized	reversed
	$	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Property, plant and equipment
Land	—	—	605	—
Buildings	435	(52)	4,019	(217)
Manufacturing equipment	209	(847)	17,977	(154)
Furniture, office equipment and other	—	—	24	—
Computer equipment and software	—	—	82	—

	644	(899)	22,707	(371)
Idled Assets
Property, plant and equipment
Manufacturing equipment	136	—	161	—

Total	780	(899)	22,868	(371)

The recoverable assets impaired (reversed) are related to the manufacturing facility closures and restructuring initiatives. As of December 31, 2014 and 2013 the net book value of the recoverable assets remaining was $1.8 million and $13.7 million, respectively. The net book value includes the effects of ongoing depreciation of the assets continuing to be used until their disposal, which is expected to be at the completion of the facility closure, restructuring initiative or final sale of the asset. The fair value of the recoverable amount of the assets at the impairment dates were determined using independent market appraisals by regional real-estate professionals, quoted market values or the Company’s plans and intent to transfer, use, sell or any other value that could be attributed to the assets. The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell. As a result, the recoverable amounts of the assets were within Level 2 of the fair value measurement hierarchy. A further description of the fair value measurement hierarchy can be found in Note 21.

13 - LONG-TERM DEBT

	December 31, 2014
	Maturity	Effective Interest rate
			$
Revolving Credit Facility (a) (1)	November 2019	2.01%	97,936
Asset-based loan (“ABL”) (b) (1)	Repaid in full	—	—
Real estate secured term loan (“Real Estate Loan”) (c) (1)	Prepaid in full	—	—
Finance lease liabilities (d)	Various until October 2024	2.74% - 8.70%	25,217
Mortgage and other loans (e) (1)	November 2017	0.00%	106
Equipment finance agreement advance fundings (f)	Completed	—	—

			123,259
Less: Installments on long-term debt			5,669

			117,590

	December 31, 2013
	Interest rate Effective
		$
Asset-based loan (“ABL”) (b) (1)	2.89%	78,159
Real estate secured term loan (“Real Estate Loan”) (c) (1)	3.67%	14,278
Finance lease liabilities (d)	2.74% - 8.70%	26,468
Mortgage and other loans (e) (1)	3.40%	9,602
Equipment finance agreement advance fundings (f)	2.46%	1,307

		129,814
Less: Installments on long-term debt		8,703

		121,111

(1)	The Revolving Credit Facility, ABL, Real Estate Loan and mortgage and other loans are presented net of unamortized related debt issue costs, amounting to $2.1 million ($1.9 million in 2013).

Long-term debt repayments are due as follows:

	Finance	Other
	lease	long-term
	liabilities	loans
	$	$
2015	6,405	—
2016	6,327	—
2017	6,141	106
2018	4,887	—
2019	1,078	100,085
Thereafter	2,657	—

Total payments	27,495	100,191
Interest expense included in minimum lease payments	2,278	—

Total	25,217	100,191

(a)	Revolving Credit Facility

On November 18, 2014, the Company entered into a five-year, $300 million revolving credit facility (“Revolving Credit Facility”) with a syndicate of financial institutions, replacing the Company’s $200 million ABL due to mature in February 2017.

In securing the Revolving Credit Facility, the Company incurred debt issue costs amounting to $2.2 million which were capitalized and are being amortized using the straight-line method over the five-year term.

The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (125 basis points as of December 31, 2014). The revolving credit loans denominated in US Dollars bear interest primarily at the LIBOR rate applicable to dollar-denominated loans plus the applicable margin. Revolving credit loans denominated in an alternative currency bear interest primarily at the LIBOR rate applicable to alternative currency-denominated loans plus the applicable margin and any mandatory costs. Interest payments on base rate loans, which consist of all loan draws not funded with a LIBOR contract, are due and payable in arrears on the last business day of each calendar quarter. Interest payments on LIBOR rate loans are due and payable on the last day of each interest period. If such interest period extends over three months, interest is due at the end of each three month interval during such interest period.

The credit agreement also includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of the Revolving Credit Facility, subject to the credit agreement’s terms, if needed. Such incremental revolving credit increase matures on the revolving credit maturity date and bears interest at the rate applicable to the revolving credit loans.

As of December 31, 2014, the Revolving Credit Facility’s outstanding balance amounted to $102.1 million, including $2.0 million in standby letters of credit. Accordingly, the Company’s unused availability as of December 31, 2014 amounted to $197.9 million.

The Revolving Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries.

The Revolving Credit Facility has three financial covenants, a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50 million, and a consolidated debt service ratio not to be less than 1.50 to 1.00, and the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million. The Company was in compliance with the consolidated total leverage ratio, consolidated debt service ratio and capital expenditures limit which were 1.23, 2.10 and $40.6 million, respectively, as of December 31, 2014. A default under the Revolving Credit Facility is deemed a default under the Equipment Finance Agreement.

(b)	Asset-based loan

On November 18, 2014, the ABL balance of $95.0 million was repaid in full, resulting in satisfaction and discharge of the first priority lien. There was a corresponding write-off of debt issue costs of $0.9 million which was recorded as interest expense under the caption finance costs in earnings.

In 2008, the Company secured the five-year $200 million ABL with a syndicate of financial institutions. On February 1, 2012, the Company entered into an amendment to its ABL facility extending its maturity date to February 1, 2017 from March 28, 2013. Under the amendment to the ABL, the pricing grid of the extended ABL was 30-day LIBOR plus a premium varying between 1.75% to 2.25%. On November 25, 2013, the Company entered into an amendment to its ABL facility which increased its ability to secure financing in connection with the purchase of fixed assets under a permitted purchase money debt facility from $25.0 million to $45.0 million.

The ABL bore interest at 30-day LIBOR plus a premium varying between 175 and 225 basis points depending on the loan’s remaining availability (200 basis points as of December 31, 2013).

The ABL was secured by a first priority lien on the trade receivables, inventories and machinery and equipment of the Company and substantially all of its subsidiaries. These trade receivables, inventories and machinery and equipment included in the determination of the ABL’s borrowing base amounted to $78.5 million, $94.3 million and $181.6 million, respectively, as of December 31, 2013.

The ABL had one financial covenant, a fixed charge ratio of greater than or equal to 1.0 to 1.0. The financial covenant became effective only when unused availability dropped below $25.0 million. Although not in effect, the Company was above the $25.0 million threshold of unused availability and, thus, was in compliance with this fixed charge ratio covenant as of December 31, 2013. A default under the ABL facility would have been deemed a default under the Real Estate Loan, the Equipment Finance Agreement and South Carolina Mortgage.

(c)	Real Estate Loan

On November 18, 2014, the Real Estate Loan balance of $13.3 million was prepaid in full, resulting in satisfaction and discharge of liability. There was a corresponding write-off of debt issue costs of $0.4 million which was recorded as interest expense under the caption finance costs in earnings.

On November 1, 2012, the Company entered into the Real Estate Loan of $16.6 million, which was amortizable on a straight-line basis over the ten-year term, and had a net book value of $14.3 million as of December 31, 2013. The maturity of the loan would have been accelerated if the ABL was not extended and if Bank of America, N.A. ceased to be the revolver agent by reason of an action of the Company. A portion of the loan could have been required to be repaid early if any mortgage properties were disposed of prior to October 31, 2022. The loan was secured by certain of the Company’s real estate and improvements thereon, collectively having a net book value of $11.2 million as of December 31, 2013.

On November 25, 2013, the Company entered into an amendment to the Real Estate Loan which increased its ability to secure financing in connection with the purchase of fixed assets under a permitted purchase money debt facility from $25.0 million to $45.0 million.

The Real Estate Loan bore interest at a rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Thereafter, the Real Estate Loan bore interest at a rate of 30-day LIBOR plus a loan margin between 225 and 275 basis points based on a pricing grid, as defined in the loan agreement (225 basis points as of December 31, 2013). The Real Estate Loan required monthly payments of principal of $138,125 plus accrued interest, with the first payment having occurred on December 1, 2012. A final payment of $9.7 million would have been due on February 1, 2017 if the ABL facility was not extended and if Bank of America, N.A. ceased to be the revolver agent by reason of an action of the Company.

The Real Estate Loan contained two financial covenants, both of which were calculated at the end of each fiscal month. The Company was in compliance with these covenants since entering into the Real Estate Loan.

(d)	Finance lease liabilities

The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, shop equipment and office equipment, payable in monthly installments ranging from $126 to $263,450 ($90 to $263,450 in 2013), including interest. The finance lease liabilities are secured by assets under the lease liabilities.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement (the “Equipment Finance Agreement”) in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through March 31, 2014. The amount available under the facility was increased to $25.7 million as of March 26, 2014. The terms of the arrangement include multiple individual finance leases, each of which have a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95%, respectively, for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The Company entered into the final schedule on March 26, 2014.

The Company entered into the following schedules:

Date entered	Amount	Interest rate	Payments	Last payment due
	$		$
September 27, 2012	2.7 million	2.74%	48,577	October 1, 2017
December 28, 2012	2.6 million	2.74%	46,258	January 1, 2018
June 28, 2013	2.2 million	2.90%	39,329	July 1, 2018
December 31, 2013	14.7 million	2.90%	263,450	January 1, 2019
March 26, 2014	3.5 million	2.95%	62,263	April 1, 2019

The Company financed two schedules, $2.7 million and $2.6 million in 2012 and two schedules, $2.2 million and $14.7 million in 2013. If the Company did not finance the full amount of $4.0 million and $20.0 million by December 31, 2012 and December 31, 2013, respectively, then the Company was required to pay a Reinvestment Premium as defined under the Equipment Finance Agreement on the difference between those amounts and the amounts actually funded in each of those years if the 3-Year SWAP rate decreased to less than 0.5%. The Company did not finance the required amount for 2013, but was not required to pay a Reinvestment Premium based on the 3-Year SWAP rate at December 31, 2013. The schedules are secured by the equipment with a net book value of $23.9 million as of December 31, 2014 ($21.3 million in 2013).

(e)	Mortgage loans

The Company had a $1.8 million mortgage loan on its owned real estate in Bradenton, Florida. On October 7, 2014, the Company prepaid in full the remaining $1.5 million on the note which was originally due September 28, 2028. There was a corresponding write-off of debt issue costs of $0.1 million which was recorded as interest expense under the caption finance costs in earnings. The mortgage loan had a net book value of $1.4 million as of December 31, 2013.

Until October 1, 2011, the loan bore interest at 7.96%. The applicable interest rate adjusted every three years to a 355 basis point spread over the 10-year Interest Rate Swap published in the daily release of the Federal Reserve. Effective on October 1, 2011, the applicable interest rate decreased to 5.63%. As a result, the required monthly payments of principal and interest decreased from $14,723 to $12,535 which started on November 1, 2011.

On November 18, 2014, the Company prepaid in full the remaining $7.4 million on the Blythewood, South Carolina mortgage (“South Carolina Mortgage”). There was a corresponding write-off of debt issue costs of $0.1 million which was recorded as interest expense under the caption finance costs in earnings.

On June 28, 2013, the Company purchased real estate in Blythewood, South Carolina for $11.3 million and entered into the South Carolina Mortgage on the real estate for up to $10.7 million, $8.5 million of which was advanced upon closing of the purchase of the property. Interest was payable monthly and principal was to be amortized on a straight-line basis over ten years. The loan provided for an additional advance of $2.1 million upon completion of building improvements, subject to an appraisal (this amount was never advanced). The loan had a net book value of $8.0 million as of December 31, 2013. The maturity of the loan could have been accelerated if the ABL facility was not extended, refinanced with a credit facility acceptable to Wells Fargo Bank, National Association (“Wells Fargo”), or if Wells Fargo ceased to be an ABL lender by reason of the action of the Company. The loan bore interest at a rate of 30-day LIBOR plus 215 basis points. The mortgage loan initially required monthly payments of principal of $70,937.50 (subject to adjustment if the additional advance had been made) plus accrued interest, with the first payment paid on July 15, 2013. As a result of the additional $2.1 million not being advanced, the final payment of $7.2 million was to be due on February 1, 2017 if the ABL facility was not extended or refinanced with a credit facility acceptable to Wells Fargo. The mortgage loan contained two financial covenants, a fixed charge coverage ratio of at least 1.1 to 1.0 and a cash flow leverage ratio of not greater than 3.5 to 1.0, both of which were measured monthly on a trailing 12-month basis. The Company had been in compliance with these covenants since entering into the mortgage loan. The loan was secured by the Company’s Blythewood, South Carolina real property and the building improvements thereon which had a net book value of $12.5 million as of December 31, 2013.

(f)	Equipment finance agreement advance fundings

Advance fundings, which were amounts funded and borrowed but not yet scheduled, were nil and $1.3 million as of December 31, 2014 and 2013. Advance fundings accrued interest at the 30-day LIBOR rate plus 200 basis points.

14 - PROVISIONS AND CONTINGENT LIABILITIES

The Company’s current provisions consist of environmental and restoration obligations and severance and other provisions primarily related to employee termination costs resulting from the closure of manufacturing facilities.

The reconciliation of the Company’s provisions as of December 31, 2013 is as follows:

	Environmental	Restoration	Resolution of a contingent liability	Severance and other	Total
	$	$	$	$	$
Balance, December 31, 2012	—	1,891	—	1,526	3,417
Additional provisions	2,518	—	1,300	1,895	5,713
Amounts used	—	(130)	(1,300)	(1,819)	(3,249)
Net foreign exchange differences	—	(87)	—	(49)	(136)

Balance, December 31, 2013	2,518	1,674	—	1,553	5,745

Amount presented as current	—	1,190	—	675	1,865
Amount presented as non-current	2,518	484	—	878	3,880

Balance, December 31, 2013	2,518	1,674	—	1,553	5,745

The reconciliation of the Company’s provisions as of December 31, 2014 is as follows:

	Environmental	Restoration	Severance and other	Total
	$	$	$	$
Balance, December 31, 2013	2,518	1,674	1,553	5,745
Additional provisions	—	433	2,301	2,734
Amounts used	—	(532)	(932)	(1,464)
Amounts reversed	—	(559)	(17)	(576)
Net foreign exchange differences	—	(99)	(30)	(129)

Balance, December 31, 2014	2,518	917	2,875	6,310

Amount presented as current	—	—	2,770	2,770
Amount presented as non-current	2,518	917	105	3,540

Balance, December 31, 2014	2,518	917	2,875	6,310

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

In 2013, the Company began the process to relocate the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of the non-renewable lease in April 2014. As a result, in 2014, the Company recorded an additional restoration provision for the new location where the Company is obligated to restore the leased property to the same condition that existed at the time of the lease commencement date. In addition, the Company reversed a portion of the outstanding restoration provision of the existing facility based on actual costs incurred. The reversal is included in earnings in cost of sales and reduced depreciation and amortization.

The severance and other provisions relate primarily to the relocation of the Columbia, South Carolina manufacturing facility and the closure of the Hawkesbury, Ontario, Brantford, Ontario and Richmond, Kentucky manufacturing facilities. The estimated costs pertain primarily to severance and other labor related costs. See Note 4 for more information.

On July 3, 2014, the Company’s prior Chief Financial Officer filed a complaint with the Occupational Safety and Health Administration of the US Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company has filed its response to the complaint with OSHA. The Company believes that these allegations and claims are without merit and intends to vigorously defend them. Because the proceeding is currently in its initial stages, the Company is not currently able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of December 31, 2014. Approximately $0.4 million of the additional provision recorded in the first quarter of 2014 in severance and other provisions is for an estimated amount relating to the prior Chief Financial Officer based on the employment letter agreements entered into on October 30, 2009 and November 17, 2009.

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

As of December 31, 2014 and 2013:

•	No reimbursements are expected to be received by the Company for any of the provided amounts; and

•	There were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.

During 2014, there was a reversal of a restoration provision as noted above (During 2013, there were no reversals of provisions).

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

Common Shares

The Company’s common shares outstanding as of December 31, 2014 and 2013, were 60,435,826 and 60,776,649, respectively.

Dividends

On August 14, 2012, the Company’s Board of Directors approved a semi-annual dividend policy. On August 14, 2013, the Company’s Board of Directors approved a change in the semi-annual dividend policy to a quarterly dividend policy. On July 7, 2014, the Company’s Board of Directors approved a change in the quarterly dividend policy by increasing the dividend from $0.08 to $0.12 per share.

Cash dividends paid are as follows:

Paid date	Per common share amount		Shareholder record date	Common shares issued and outstanding	Aggregate payment
	$
October 10, 2012	CDN$	0.08	September 21, 2012	59,101,050	$4.8 million
April 10, 2013		$0.08	March 25, 2013	59,983,184	$4.8 million
September 30, 2013		$0.08	September 16, 2013	60,741,649	$4.9 million
December 30, 2013		$0.08	December 16, 2013	60,776,649	$4.9 million
March 31, 2014		$0.08	March 19, 2014	60,776,649	$4.9 million
June 30, 2014		$0.08	June 17, 2014	60,951,976	$4.9 million
September 30, 2014		$0.12	September 15, 2014	60,423,976	$7.2 million
December 31, 2014		$0.12	December 15, 2014	60,436,476	$7.2 million

Share repurchase

On July 7, 2014, the Company announced a NCIB effective on July 10, 2014. In connection with this NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. The NCIB will expire on July 9, 2015.

As of December 31, 2014, the Company has repurchased 597,500 common shares at an average price of CDN$14.35 per share, including commissions, for a total purchase price of $7.8 million. The excess of the purchase price paid over the carrying value of the common shares repurchased of $4.6 million was recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity as a share repurchase premium.

Stock options

Under the Company’s ESOP, stock options to acquire the Company’s common shares may be granted to the Company’s executives, directors and key employees. The total number of common shares reserved for issuance under the ESOP shall be equal to 10% of the Company’s issued and outstanding common shares from time to time. Stock options are equity-settled and expire no later than 10 years after the date of the grant and can only be used to purchase stock and may not be redeemed for cash. The plan provides that such stock options granted to key employees and executives will vest and may be exercisable 25% per year over four years. The stock options granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

All stock options are granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the common shares on the TSX for the day immediately preceding the effective date of the grant.

The changes in number of stock options outstanding were as follows:

	2014		2013		2012
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	5.52	2,264,177	2.60	2,657,037	3.28	3,774,026
Granted	12.51	492,500	12.19	830,000	—	—
Exercised	3.60	(256,677)	3.35	(1,151,610)	3.10	(663,989)
Forfeited	8.38	(140,000)	9.71	(71,250)	1.88	(52,500)
Expired	—	—		—	9.27	(400,500)

Balance, end of year	7.01	2,360,000	5.52	2,264,177	2.60	2,657,037

Options exercisable at the end of the year	3.33	1,221,250	2.36	987,927	3.03	1,676,305

The weighted average fair value per stock option granted during 2014 and 2013 was $3.12 and $3.69, respectively (no stock options were granted in 2012), using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2014	2013
Expected life	5.6 years	5.6 years
Expected volatility(1)	38%	43%
Risk-free interest rate	1.75%	1.59%
Expected dividends	2.83%	2.72%
Stock price at grant date	CDN$12.51	CDN$12.19
Exercise price of awards	CDN$12.51	CDN$12.19
Foreign exchange rate USD to CDN	1.1070	1.0358

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

The weighted average fair value at grant date per stock option outstanding as of December 31, 2014, 2013 and 2012 was $2.27, $1.98 and $1.27, respectively.

The weighted average stock price at the date of exercise was $13.14 and $11.54 in 2014 and 2013, respectively, resulting in cash proceeds to the Company of $0.8 million and $3.8 million, respectively.

The following tables summarize information about stock options outstanding and exercisable as of:

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2014

Range of exercise prices
$1.55 to $2.19	1,190,000	4.37	1.81	1,043,750	1.84
$12.04 to $14.34	1,170,000	6.22	12.30	177,500	12.15

	2,360,000	5.29	7.01	1,221,250	3.33

December 31, 2013

Range of exercise prices
$1.55 to $1.90	1,077,500	5.78	1.74	617,500	1.76
$2.19 to $3.61	406,677	2.18	2.83	352,927	2.93
$12.04 to $14.34	780,000	6.80	12.14	17,500	12.04

	2,264,177	5.48	5.52	987,927	2.36

December 31, 2012

Range of exercise prices
$0.55 to $0.83	12,500	3.25	0.55	10,000	0.55
$1.55 to $2.33	1,482,500	5.15	1.83	550,000	1.88
$3.61 to $5.42	1,162,037	2.06	3.61	1,116,305	3.61

	2,657,037	4.45	2.60	1,676,305	3.03

Performance Share Unit Plan

In the second quarter of 2014, the Board of Directors of the Company adopted the PSU Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company, (b) furnish an incentive to such participants to continue their services for the Company and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

PSUs are expensed straight-line over their vesting period. The fair value of the PSU is estimated using the Monte Carlo simulation model.

On June 11, 2014, 152,500 PSUs were granted at a fair value of $11.38 per PSU. The fair value of PSUs granted was estimated using the Monte Carlo simulation model, taking into account the following assumptions:

2014
Expected life	3 years
Expected volatility(1)	38%
Risk-free interest rate	0.91%
Expected dividends(2)	0.00%
Performance period starting price(3)	CDN$12.74
Stock price at grant date	CDN$12.72

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of each grant.
(2)	As noted above, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.
(3)	The performance period starting price is measured as the five day volume weighted average trading price for the common shares of the Company on the TSX as of June 11, 2014.

The PSUs are earned over a three year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0 to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return (“TSR”) ranking versus a specified peer group of companies. As of December 31, 2014, the Company’s TSR ranking was such that if the awards were to settle at December 31, 2014, the number of shares earned would be 150% of the grant amount.

Deferred Share Unit Plan

In the second quarter of 2014, the Board of Directors of the Company adopted the DSU Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. A DSU, as defined by the Company’s DSU Plan, represents the right of a participant to receive a common share of the Company. Under the DSU Plan, each director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

DSUs received as a result of a grant are expensed immediately. The fair value of DSUs is based on the close price for the common shares of the Company on the Toronto Stock Exchange on the date of the grant.

DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period. The fair value of DSUs is based on the fair value of services rendered.

During the year ended December 31, 2014, 36,901 DSUs were granted at a weighted average fair value of $12.04.

For the year ended December 31, 2014, $0.2 million of stock-based compensation expense was recognized for DSUs received in lieu of cash for directors’ fees that had not yet been granted as of December 31, 2014.

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

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56. As of December 31, 2014 and 2013, 645,452 and 1,169,655 SARs were outstanding, respectively. As of December 31, 2014 and 2013, the weighted average fair value per SAR outstanding was estimated as $8.51 and $6.14, respectively, using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2014	2013
Expected life	3.3 years	4.3 years
Expected volatility(1)	33%	37%
Risk-free interest rate	1.17%	1.77%
Expected dividends	2.99%	2.43%
Stock price at grant date	CDN$7.56	CDN$7.56
Exercise price of awards	CDN$7.56	CDN$7.56
Stock price	CDN$18.61	CDN$14.03
Foreign exchange rate US to CDN	1.1601	1.0640

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the years ended December 31, 2014, 2013 and 2012, $3.7 million, $3.8 million and $1.3 million of expense, respectively, is in earnings in selling, general and administrative expenses. As of December 31, 2014 and 2013, $7.2 million and $3.7 million, respectively, for outstanding amounts vested and expected to vest in the next twelve months and exercised amounts unpaid at the balance sheet date is in the consolidated balance sheets in accounts payable and accrued liabilities. As of December 31, 2014 and 2013, $0.5 million and $1.1 million, respectively, for amounts expected to vest in greater than twelve months is in the consolidated balance sheets in other liabilities. As of December 31, 2014 and 2013, the aggregate intrinsic value of outstanding vested awards, including awards exercised but not yet paid, was $4.4 million and $1.8 million, respectively.

During the years ended December 31, 2014, 2013 and 2012, 400,453, 41,250 and nil SARs were exercised, respectively, at an exercise price of CDN$7.56, CDN$7.56 and nil, respectively, resulting in cash payments of approximately $3.6 million, $0.3 million and nil, respectively.

During the years ended December 31, 2014, 2013 and 2012, 123,750, 30,000 and nil SARs were forfeited, respectively.

Change in Contributed Surplus

The activity for the years ended December 31, 2014, 2013 and 2012 in the consolidated changes in shareholders’ equity under the caption contributed surplus is detailed as follows:

	2014	2013	2012
	$	$	$
Excess tax benefit on exercised stock options	(732)	—	—

Excess tax benefit on outstanding stock options	2,535	4,675	—

Stock-based compensation expense credited to capital on options exercised	(289)	(1,709)	(764)

Stock-based compensation expense
Stock options	1,542	1,145	539
Deferred share units	602	—	—
Performance share units	338	—	—

	2,482	1,145	539

Change in contributed surplus	3,996	4,111	(225)

16 - ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	December 31, 2014	December 31, 2013	December 31, 2012
	$	$	$
Accumulated currency translation adjustments	(8,113)	(770)	3,208

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

The amount expensed with respect to the defined contribution plans for the years ended December 31, 2014, 2013 and 2012 was $3.6 million, $3.6 million and $3.7 million, respectively.

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

Effective September 30, 2011, the only other defined benefit plan associated with the former Brantford, Ontario manufacturing facility sponsored by the Company was wound-up. Pursuant to applicable legislation, benefits for this plan had to be settled within the five-year period following the wind-up effective date. During 2014, the Company purchased group annuity buy out policies to settle its obligation to plan participants. The Company recognized settlement losses in 2014 of $1.6 million resulting from the difference between the defined benefit obligations remeasured at settlement dates and the cost to settle the obligations. The settlement losses were included in earnings in cost of sales.

In the US, certain union hourly employees of the Company are covered by plans which provide a fixed benefit per month for each year of service. The Company amended one of the plans during the year ended December 31, 2012, which immediately increased the fixed benefit as well as incrementally over the next three years. The Company also closed the plan to new entrants whereby employees hired on or after the amendment date will not be permitted to participate in the plan. Under Amended IAS 19 – Employee Benefits, the Company was required to recognize past service costs associated with benefit plan changes of $0.7 million immediately in cost of sales in earnings in 2012.

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

Governance and oversight

The defined benefit plans sponsored by the Company are subject to the requirements of the Employee Retirement Income Security Act and related legislation in the US and of the Canadian Income Tax Act and provincial legislation in Ontario and Nova Scotia. In addition, all actuarial computations related to defined benefit plans are based on actuarial assumptions and methods determined in accordance with the generally recognized and accepted actuarial principles and practices prescribed by the Actuarial Standards Board, the American Academy of Actuaries and the Canadian Institute of Actuaries.

Minimum funding requirements are computed based on methodologies and assumptions dictated by regulation in the US and Canada. The Company’s practice is to fund at least the statutory minimum required amount for each defined benefit plan’s plan year.

The Company’s Investment Committee, comprised of the Company’s Chief Financial Officer, Vice President of Human Resources and other members of management, makes investment decisions for the Company’s pension plans. The asset liability matching strategy of the pension plans is reviewed quarterly in terms of risk and return profiles. The Investment Committee has established a target mix of equity, fixed income, and alternative securities based on funded status level and other variables of each defined benefit plan.

The assets of the defined benefit plans are held separately from those of the Company in funds under the control of trustees.

Information Relating to the Various Plans

	Pension Plans		Other plans
	2014	2013	2014	2013
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	82,715	92,356	3,275	4,677
Current service cost	1,126	1,335	16	18
Interest cost	3,538	3,465	136	171
Benefits paid	(3,488)	(3,413)	(58)	(60)
Benefits paid upon settlement	(15,743)	—	—	—
Actuarial losses from demographic assumptions	3,726	1,075	87	86
Actuarial (gains) losses from financial assumptions	10,311	(10,521)	209	(744)
Experience (gains) losses	(1,277)	342	185	(640)
Settlement loss	1,613	—	—	—
Foreign exchange rate adjustment	(1,298)	(1,924)	(188)	(233)

Balance, end of year	81,223	82,715	3,662	3,275

Fair value of plan assets
Balance, beginning of year	67,121	57,745	—	—
Interest income	2,598	2,175	—	—
Return on plan assets (excluding amounts included in net interest expense)	2,538	8,186	—	—
Contributions by the employer	2,240	4,311	—	—
Benefits paid	(3,488)	(3,413)	—	—
Benefits paid upon settlement	(15,743)	—	—	—
Administration expenses	(675)	(307)	—	—
Foreign exchange rate adjustment	(1,419)	(1,576)	—	—

Balance, end of year	53,172	67,121	—	—

Funded status – deficit	28,051	15,594	3,662	3,275

The defined benefit obligations and fair value of plan assets at December 31, are composed by geographical locations as follows:

	2014			2013
	US	Canada	Total	US	Canada	Total
	$	$	$	$	$	$
Defined benefit obligations	70,070	14,815	84,885	59,027	26,963	85,990
Fair value of plan assets	(42,509)	(10,663)	(53,172)	(40,673)	(26,448)	(67,121)

Deficit in plans	27,561	4,152	31,713	18,354	515	18,869

The defined benefit obligations at December 31, for pension plans can be analyzed by funding status as follows:

	2014	2013
	$	$
Wholly unfunded	11,751	9,706
Wholly funded or partially funded	69,472	73,009

Total obligations	81,223	82,715

Reconciliation of Pension and Other Post-Retirement Benefits Recognized in the Balance Sheet

	December 31, 2014	December 31, 2013
	$	$
Pension Plans

Present value of the defined benefit obligation	81,223	82,715
Fair value of the plan assets	53,172	67,121

Deficit in plans	28,051	15,594

Asset ceiling	—	2,676

Liabilities recognized	28,051	18,270

Other plans

Present value of the defined benefit obligation and deficit in the plans	3,662	3,275

Liabilities recognized	3,662	3,275

Total plans

Total pension and other post-retirement benefits recognized in balance sheets	31,713	21,545

The composition of plan assets based on the fair value as of December 31, was as follows:

	December 31,	December 31,
	2014	2013
	$	$
Asset category
Cash	1,789	5,675
Equity instruments	26,706	39,854
Fixed income instruments	22,491	19,383
Real estate investment trusts	2,186	2,209

Total	53,172	67,121

As of December 31, 2014 and 2013, approximately 26% and 56% of equity and fixed income instruments were held in mutual funds, respectively. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.

Most equity, fixed income and real estate investment trusts have quoted prices in active markets. Certain US government obligations are valued at the quoted price for identical or similar securities reported in active markets.

Defined Benefit Expenses Recognized in Consolidated Earnings

	Pension Plans			Other plans
	2014	2013	2012	2014	2013	2012
	$	$	$	$	$	$
Current service cost	1,126	1,335	1,230	16	18	16
Past service cost	—	—	682	—	—	—
Administration expenses	675	307	398	—	—	—
Net interest expense	1,031	1,355	1,261	136	171	181
Settlement loss	1,613	—	—	—	—	—

Net costs recognized in the statement of consolidated earnings	4,445	2,997	3,571	152	189	197

	Total Plans
	2014	2013	2012
	$	$	$
Current service cost	1,142	1,353	1,246
Past service cost	—	—	682
Administration expense	675	307	398
Net interest expense	1,167	1,526	1,442
Settlement loss	1,613	—	—

Net costs recognized in the statement of consolidated earnings	4,597	3,186	3,768

Remeasurement of Defined Benefit Liability in Other Comprehensive Income (Loss)

	Pension Plans			Other plans
	2014	2013	2012	2014	2013	2012
	$	$	$	$	$	$
Actuarial losses from demographic assumptions	(3,726)	(1,075)	(768)	(87)	(86)	(49)
Actuarial gains (losses) from financial assumptions	(10,311)	10,521	(4,480)	(209)	744	(202)
Experience gains (losses)	1,277	(342)	(1,947)	(185)	640	(8)
Return on plan assets (excluding amounts included in net interest expense)	2,538	8,186	3,291	—	—	—
Asset ceiling	—	(2,676)	—	—	—	—
Change in the amount recognized as a liability in respect of minimum funding requirements	2,497	1,749	(1,194)	—	—	—

Total amounts recognized in other comprehensive income (loss)	(7,725)	16,363	(5,098)	(481)	1,298	(259)

The Company expects to contribute $2.2 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2015.

The weighted average duration of the defined benefit obligation at December 31, 2014 is 14 years for US plans and 20 years for Canada plans (13 years and 15 years in 2013, respectively).

The significant weighted average assumptions, which management considers the most likely, and which were used to measure its defined benefit obligations at December 31, are as follows:

	US plans		Canadian plans
	2014	2013	2014	2013
Discount rate
Pension plans	3.74%	4.65%	4.15%	4.80%
Other plans	3.15%	3.70%	4.15%	4.80%
Mortality rate (in years)
Current pensioner - Male	22	20	22	21
Current pensioner - Female	24	21	24	23
Current member aged 45 - Male	23	21	23	23
Current member aged 45 - Female	25	22	25	25

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

	2014	2013
	$	$
Discount rate
Increase of 1%	(10,962)	(10,757)
Decrease of 1%	13,792	13,475
Mortality rate
Life expectancy increased by one year	2,477	2,509
Life expectancy decreased by one year	(2,443)	(2,433)

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

Geographic Information

The following tables present geographic information about revenue attributed to countries based on the location of external customers and about property, plant and equipment by country based on the location of the assets:

	2014	2013	2012
	$	$	$
Revenue
Canada	61,903	63,656	69,085
United States	670,997	643,053	635,727
Other	79,832	74,791	79,618

Total revenue	812,732	781,500	784,430

	December 31, 2014	December 31, 2013
	$	$
Property, plant and equipment
Canada	15,104	17,683
United States	162,799	151,457
Other	10,243	12,472

Total property, plant and equipment	188,146	181,612

Intangible assets
Canada	112	383
United States	1,469	1,212
Other	—	2

Total intangible assets	1,581	1,597

Other assets
Canada	84	92
United States	3,065	3,405
Other	9	153

Total other assets	3,158	3,650

The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems:

	2014	2013	2012
	$	$	$
Revenue
Tape	524,979	510,539	519,399
Film	158,398	149,293	145,780
Woven coated fabrics	121,431	114,438	112,280
Other	7,924	7,230	6,971

	812,732	781,500	784,430

19 - RELATED PARTY TRANSACTIONS

The Company’s key personnel are members of the Board of Directors and five members of senior management in 2014 (five members in 2013 and six members in 2012). Key personnel remuneration includes the following expenses:

	2014	2013	2012
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	3,359	4,619	4,882
Post-employment benefits	261	261	261
Stock-based compensation expense	4,802	3,977	1,607
Termination benefits	405	—	—

Total remuneration	8,827	8,857	6,750

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. Upon the sale of the home, the Company will be reimbursed for the purchase funding. As of December 31, 2014 the home is for sale and included in the consolidated balance sheet under the caption other current assets.

20 - COMMITMENTS AND CONTINGENCIES

Commitments Under Operating Leases

For the year ended December 31, 2014, the expense in respect of operating leases was $5.2 million ($4.6 million in 2013 and $4.1 million in 2012). As of December 31, 2014, the Company had commitments aggregating to approximately $11.9 million through the year 2024 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are expected to be $2.2 million in 2015, $2.0 million in 2016, $1.9 million in 2017, $1.8 million in 2018, $0.8 million in 2019 and $3.1 million thereafter.

Contingent Loss

In addition to Multilayer in Note 14, the Company is also engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no additional amounts have been recorded as of December 31, 2014.

Commitment Under Service Contract

On November 12, 2013, the Company entered into a ten-year electricity service contract at a manufacturing facility. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. The Company estimates that service billings will total approximately $2.0 million in 2015, $3.2 million in 2016 through 2019 and $14.4 million thereafter.

Certain penalty clauses exist within the contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $17.0 million as of December 31, 2014. This amount declines annually until the expiration of the contract.

Commitments to Suppliers

In the second quarter of 2014, the Company entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2015 totaling approximately $5.0 million as of December 31, 2014. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements.

In the second quarter of 2014, the Company entered into agreements with various utility suppliers to fix certain energy costs through October 2017 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.5 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements.

The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of the raw materials until consumed in production. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. At December 31, 2014, the Company had on hand $16.2 million of raw material owned by our suppliers.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements.

21 - FINANCIAL INSTRUMENTS

Fair Value and Classification of Financial Instruments

As of December 31, 2014 and 2013, the classification of financial instruments, as well as their carrying amounts and respective fair values are as follows:

	Carrying amount
	Loans and receivables	Financial liabilities at amortized cost	Fair value
	$	$	$
December 31, 2014

Financial assets
Cash	8,342	—	8,342
Trade receivables	81,239	—	81,239
Supplier rebates and other receivables	2,398	—	2,398

Total	91,979	—	91,979

Financial liabilities
Accounts payable and accrued liabilities (1)	—	55,594	55,594
Long-term debt	—	123,259	123,259

Total	—	178,853	178,853

December 31, 2013

Financial assets
Cash	2,500	—	2,500
Trade receivables	78,543	—	78,543
Supplier rebates and other receivables	2,744	—	2,744

Total	83,787	—	83,787

Financial liabilities
Accounts payable and accrued liabilities (1)	—	58,358	58,358
Long-term debt	—	129,814	129,814

Total	—	188,172	188,172

(1)	Excludes employee benefits

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

•	The fair value of cash, trade receivables, supplier rebates and other receivables, accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods; and

•	The fair value of long-term debt, mainly bearing interest at variable rates is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing.

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

Level 3: The fair value is estimated using a valuation technique based on unobservable data.

As of December 31, 2014 and 2013, long-term debt is categorized as Level 2 of the fair value hierarchy.

Income and expenses relating to financial assets and financial liabilities are as follows:

	2014	2013	2012
	$	$	$
Interest income
Cash and deposits	62	75	132

Bad debt expense (recovery)
Trade receivables	200	(132)	185

Interest expense calculated using the effective interest rate method
Long-term debt	5,756	6,289	13,433

Exchange Risk

The Company’s consolidated financial statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.

The following table details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the US dollar, and the related impact on finance costs - other expense, net. For a 10% weakening of the Canadian dollar and the Euro, against the US dollar, there would be an equal and opposite impact on finance costs - other expense, net. As of December 31, 2014 and 2013 everything else being equal, a 10% strengthening of the Canadian dollar and Euro, against the US dollar, would result as follows:

	2014		2013
	Canadian dollar	Euro	Canadian dollar	Euro
	USD$	USD$	USD$	USD$
Impact on finance costs - other expense, net from financial assets and financial liabilities	(461)	(21)	(328)	(41)

Interest Rate Risk

The Company’s Revolving Credit Facility is exposed to a risk of change in cash flows due to changes in the underlying interest rates. The Company does not currently hold any derivative financial instruments to mitigate this risk.

As of December 31, 2014 and 2013, the impact on the Company’s finance costs - interest expense of a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $1.0 million and $1.1 million, respectively.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Financial assets that potentially subject the Company to credit risk consist primarily of cash, trade receivables and supplier rebate receivables and other receivables.

Cash

Credit risk associated with cash is substantially mitigated by ensuring that these financial assets are primarily placed with major financial institutions. The Company performs an ongoing review and evaluation of the possible changes in the status and creditworthiness of its counterparties.

Trade receivables

As of December 31, 2014 and 2013, no single customer accounted for over 5% of the Company’s total receivables. Credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained, consistent with credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2014	December 31, 2013
	$	$
Current	74,304	73,205
Past due accounts not impaired
1 – 30 days past due	6,530	4,408
31 – 60 days past due	230	180
61 – 90 days past due	85	155
Over 90 days past due	90	595

	6,935	5,338
Allowance for doubtful accounts	396	656

Gross accounts receivable	81,635	79,199

The Company makes estimates and assumptions in the process of determining an adequate allowance for doubtful accounts. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Company writes off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is primarily calculated on a specific-identification of trade receivable accounts.

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as of and for the year ended December 31:

	2014	2013
	$	$
Balance, beginning of year	656	2,392
Additions (recoveries)	169	(163)
Write-offs	(425)	(1,599)
Foreign exchange	(4)	26

Balance, end of year	396	656

Supplier rebates and other receivables

Credit risk associated with supplier rebates and other receivables is limited considering the amount is not material, the Company’s large size and diversified counterparties and geography.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its long-term debt and accounts payable and accrued liabilities. The Company finances its operations through a combination of cash flows from operations and borrowings under its Revolving Credit Facility.

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

The maturity analysis for non-derivative financial liabilities is as follows as of December 31:

	Other long- term loans	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
	$	$	$	$
2014

Current maturity	—	6,405	55,594	61,999
2016	—	6,327	—	6,327
2017	106	6,141	—	6,247
2018	—	4,887	—	4,887
2019	100,085	1,078	—	101,163
2020 and thereafter	—	2,657	—	2,657

	100,191	27,495	55,594	183,280

2013

Current maturity	3,883	5,611	58,358	67,852
2015	2,580	5,307	—	7,887
2016	2,584	5,494	—	8,078
2017	90,346	5,310	—	95,656
2018	936	4,055	—	4,991
2019 and thereafter	4,958	3,506	—	8,464

	105,287	29,283	58,358	192,928

(1)	Excludes employee benefits

As of December 31, 2014, the Company’s unused availability under the Revolving Credit Facility and available cash on hand amounted to $206.2 million (unused availability under the ABL, which was repaid on November 18, 2014 as discussed in Note 13, and available cash amounted to $50.3 million in 2013).

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

As of December 31, 2014, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $43.6 million (an increase in cost of sales of $42.1 million in 2013). A similar decrease of 10% will have the opposite impact.

Capital Management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, provide sufficient liquidity and flexibility to meet strategic objectives and growth and provide adequate return to its shareholders, while taking into consideration financial leverage and financial risk.

The capital structure of the Company consists of cash, debt and shareholders’ equity. A summary of the Company’s capital structure is as follows as of December 31:

	2014	2013
	$	$
Cash	8,342	2,500
Debt	123,259	129,814
Shareholders’ equity	227,500	230,428

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

22 - POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.

Non-Adjusting Events

No adjusting or significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization with the exception of the items discussed below.

On March 9, 2015, the Company declared a cash dividend of $0.12 per common share payable on March 31, 2015 to shareholders of record at the close of business on March 19, 2015. The estimated amount of this dividend payment is $7.3 million based on 60,455,826 shares of the Company’s common shares issued and outstanding as of March 9, 2015.

No other significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.

