Form 20-F
period 2015-12-31
INTERTAPE POLYMER GROUP INC
filed 2016-03-31
CIK 880224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2015, there were 58,667,535 common shares outstanding.

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

Certain statements and information included in this annual report on Form 20-F constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this annual report on Form 20-F, including statements regarding economic conditions, the Company’s outlook, plans, prospects, products, financial position, future sales and financial results, availability of credit, level of indebtedness, payment of dividends, fluctuations in raw material costs, competition, capital and other significant expenditures, manufacturing facility closures and other restructurings, liquidity, litigation and business strategies, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the management of Intertape Polymer Group Inc. (“Intertape,” “Intertape Polymer

Group,” or the “Company”). Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “believe,” “future,” “likely,” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry and the Company’s customers’ industries; changes in general economic, political, social, fiscal or other conditions in any of the countries where the Company operates; the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the quality, and market reception, of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; the Company’s ability to continue to control costs; movements in the prices of key inputs such as raw material, energy and labor; government policies, including those specifically regarding the manufacturing industry, such as industrial licensing, environmental regulations, safety regulations, import restrictions and duties, excise duties, sales taxes, and value added taxes; accidents and natural disasters; changes to accounting rules and standards; and other factors beyond our control. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5. Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” as well as statements located elsewhere in this annual report on Form 20-F and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this annual report on Form 20-F. The Company will not update these statements unless applicable securities laws require it to do so.

PART I

Item 1:	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:	Offer Statistics and Expected Timetable

Not applicable.

Item 3:	Key Information

A.	SELECTED FINANCIAL DATA

The selected financial data presented below for the five years ended December 31, 2015 is presented in US dollars and is derived from the Company’s consolidated financial statements in US dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”). The information set forth below was extracted from the consolidated financial statements and related notes included in this annual report and annual reports previously filed and should be read in conjunction with such consolidated financial statements. As required by the Canadian Accounting Standards Board, the Company adopted IFRS on January 1, 2011.

	As of and for the Year Ended December 31
	2015	2014	2013	2012	2011
	(in thousands of US dollars, except shares and per share amounts)
Statements of Consolidated Earnings:
	$	$	$	$	$
Revenue	781,907	812,732	781,500	784,430	786,737

Earnings before Income Taxes	67,655	58,719	31,553	20,594	9,154
Net Earnings	56,672	35,816	67,357	20,381	7,384
Earnings per Share
Basic	0.95	0.59	1.12	0.35	0.13
Diluted	0.93	0.57	1.09	0.34	0.12

Balance Sheets:
Total Assets	487,262	466,676	465,199	426,152	446,723

Capital Stock	347,325	357,840	359,201	351,702	348,148
Shareholders’ Equity	216,728	227,500	230,428	153,834	137,178
Number of Common Shares Outstanding	58.667,535	60,435,826	60,776,649	59,625,039	58,961,050
Dividends Declared per Share	0.50	0.40	0.24	0.08	—

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Historically, the Company has not always been able to pass on significant raw material cost increases through price increases to its customers. The Company’s results of operations in prior years, at times, have been negatively impacted by raw material cost increases. These increases adversely affected the Company’s profitability. As a result of raw material cost increases, the Company may increase prices (which could result in reduced market share) or may choose to keep prices the same (which could result in decreased margins). The Company’s profitability in the future may be adversely affected due to continuing fluctuations in raw material prices. Additionally, the Company relies on its suppliers for deliveries of raw materials. If any of its suppliers are unable to deliver raw materials to the Company for an extended period of time, there is no assurance that the Company’s raw material requirements would be met by other suppliers on acceptable terms, or at all, which could have a material adverse effect on the Company’s results of operations.

The Company’s ability to achieve its growth objectives depends in part on the timing and market acceptance of its new products.

The Company’s business plan includes the introduction of new products, which are both developed internally and obtained through acquisitions. The Company’s ability to introduce these products successfully depends on the demand for the products, as well as their price, quality, and related customer service. In the event the market does not fully accept these products or competitors introduce similar or superior products (or products perceived by the market to be similar or superior), the Company’s ability to expand its markets and generate organic growth could be negatively impacted which could have an adverse effect on its operating results.

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

Some of the Company’s competitors, particularly certain of those located in Asia, may, at times, have lower costs (i.e. raw material, energy and labor) and/or less restrictive environmental and governmental regulations to comply with than the Company does. Other competitors may be larger in size or scope than the Company, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions.

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

The Company has implemented several manufacturing plant rationalization initiatives, manufacturing cost reduction programs and capital expenditure projects. Each may not be completed as planned and as a result, the costs and capital expenditures incurred by the Company may substantially exceed projections. This could potentially result in additional debt incurred by the Company or reduced production and elimination. In addition, the reduction of anticipated manufacturing cost savings may be less than expected or may not materialize at all.

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

The Company’s Revolving Credit Facility contains covenants that limit its flexibility and prevent the Company from taking certain actions.

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

On August 12, 2015, the Board of Directors approved a change in the quarterly dividend policy by increasing the dividend from $0.12 to $0.13 per share. The future declaration and payment of dividends, if any, will be at the discretion of the Board of Directors and will depend on a number of factors, including the Company’s financial and operating results, financial position, legal requirements, and anticipated cash requirements. The Company can give no assurance that dividends will be declared and paid in the future or, if declared and paid in the future, at the same level as in the past. Additionally, the Company’s Revolving Credit Facility restricts its ability to pay dividends if the Company does not maintain certain borrowing availability or if the Company is in default.

The Company’s significant debt could adversely affect its financial condition.

While the Company’s indebtedness has declined in recent years, it still has a significant amount of indebtedness. As of December 31, 2015, the Company had outstanding debt of $152.8 million, which represented 16.2% of its total capitalization. Of such total debt, approximately $152.8 million, or all of the Company’s outstanding senior debt, was secured.

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

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the US Securities and Exchange Commission (the “SEC”) as well as applicable rules and guidelines adopted by the Canadian Securities Administrators require annual management assessments of the effectiveness of the Company’s internal control over financial reporting and a report by the Company’s independent registered public accounting firm to express an opinion on these controls based on their audit. Due to inherent limitations, there can be no assurance that the Company’s system of internal control over financial reporting will be successful in preventing all errors, theft, and fraud, or in informing management of all material information in a timely manner. Also, if the Company cannot in the future favorably assess, or the Company’s independent registered public accounting firm is unable to provide an unqualified attestation report on the effectiveness of the Company’s internal control over financial reporting, investors may lose confidence in the reliability of the Company’s financial reports, which could cause the Company’s stock price to decline.

The Company’s pension and other post-retirement benefit plans are unfunded which could require Company contributions.

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $29.3 million as of December 31, 2015 as compared to $31.7 million at the end of 2014. For 2015 and 2014, the Company contributed $2.0 million and $2.3 million, respectively, to its funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit. In addition, the Company cannot predict whether a change in factors such as pension asset performance or interest rates, will require the Company to make a contribution in excess of its current expectations. Also, the Company expects to contribute $1.5 million to satisfy its 2016 minimum funding requirement for its funded pension plans and to beneficiaries for its unfunded other benefit plans. Further, the Company may not have the funds necessary to meet future minimum pension funding requirements or be able to meet its pension benefit plan funding obligation through cash flows from operating activities.

The Company depends on the proper functioning of its information systems.

The Company is dependent on the proper functioning of information systems, some of which are owned and operated by third parties, to store, process and transmit confidential information, including financial reporting, inventory management, procurement, invoicing and electronic communications belonging to its customers, its suppliers, its employees and/or the Company itself. The Company’s information systems are vulnerable to natural disasters, fire, casualty theft, technical failures, terrorist acts, cyber security breaches, power loss, telecommunications failures, physical or software intrusions, computer viruses, and similar events. If the Company’s critical information systems fail or are otherwise unavailable, its operations could be disrupted, causing a material adverse effect on its business. Also, any theft or misuse of information resulting from a security breach could result in, among other things, loss of significant and/or sensitive information, litigation by affected parties, financial obligations resulting from such theft or misuse, higher insurance premiums, governmental investigations, negative reactions from current and potential future customers (including potential negative financial ramifications under certain customer contract provisions) and poor publicity. Any of these consequences, in addition to the time and funds spent on monitoring and mitigating the Company’s exposure and responding to breaches, including the training of employees, the purchase of protective technologies and the hiring of additional employees and consultants to assist in these efforts, could adversely affect its financial results.

The Company faces risks related to its international operations.

The Company has customers and operations located outside the United States and Canada. In 2015, sales to customers located outside the United States and Canada represented approximately 7% of its sales. The Company’s international operations present it with a number of risks and challenges, including potential difficulties staffing and managing its foreign operations, potential difficulties managing a more extensive supply chain as compared to its sales efforts in the United States and Canada, potential adverse changes in tax regulations affecting tax rates and the way the United States and other countries tax multinational companies, the effective marketing of the Company’s products in other countries, tariffs and other trade barriers, less favorable intellectual property laws, longer customer payment cycles, exposure to economies that may be experiencing currency volatility or negative growth, exposure to political and economic instability and unsafe working conditions (including acts of terrorism, widespread criminal activities and outbreaks of war) and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance.

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

The Company’s operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, US (federal, state and local) and Canadian (federal, provincial and local) environmental laws applicable to the Company include statutes and regulations intended to impose certain obligations with respect to site contamination and to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties, as well as to prevent future soil and groundwater contamination; imposing ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; governing the handling, management, treatment, storage and disposal of hazardous wastes and substances; and regulating the discharge of pollutants into waterways.

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

The Company obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time it either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or groundwater analysis. The assessments have not revealed any environmental liability other than, or in addition to, the $2.5 million liability accrued in provisions in the Company’s consolidated balance sheet, that, based on current information, the Company believes will have a material adverse effect on it. Nevertheless, these assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities that the Company is not aware of. In addition, ongoing cleanup and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company’s properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of its properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of its operations, may cause the Company to incur significant costs and liabilities that could have a material adverse effect on it.

Except as described in Item 4B(8) below, the Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations and that it has obtained, and is in material compliance with, all material permits required under environmental laws and regulations. Although certain of the Company’s facilities emit pollutants into the air, these emissions are within current permitted limits.

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

The Company, like other manufacturers and sellers, is subject to potential liabilities connected with its business operations, including potential liabilities and expenses associated with product defects, performance, reliability or delivery delays. The Company is threatened from time to time with, or is named as a defendant in, legal proceedings, including lawsuits based upon product liability, personal injury, breach of contract and lost profits or other consequential damages claims, in the ordinary course of conducting its business. A significant judgment against the Company, or the imposition of a significant fine or penalty resulting from a finding that the Company failed to comply with laws or regulations, or being named as a defendant on multiple claims could adversely affect the Company’s business, financial condition and/or results of operations. As discussed further in Item 5. Operating and Financial Review and Prospects (Management’s Discussion & Analysis), the Company’s former Chief Financial Officer filed a lawsuit in the United States District Court for the Middle District of Florida on November 5, 2015 alleging certain violations by the Company related to the terms of his employment and his termination. While the Company is aggressively contesting the allegations and is not currently able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome, such an unfavourable outcome could adversely affect the Company’s business, financial condition and/or results of operations.

Uninsured and underinsured losses and rising insurance costs could adversely affect the Company’s business.

The Company maintains property, business interruption, general liability, directors and officer’s liability and other ancillary insurance on such terms as it deems appropriate. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay for the full current market value or current replacement cost of the Company’s lost investment. Not all risks are covered by insurance.

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

The Company is dependent on its management team and expects that continued success will depend largely upon their efforts and abilities. The loss of the services of any key executive for any reason could have a material adverse effect on the Company. Success also depends upon the Company’s ability to identify, develop, and retain qualified employees.

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

The Company and certain of its subsidiaries are incorporated under the laws of Canada. Certain of their directors are residents of Canada and a portion of directors’ and executive officers’ assets may be located outside of the United States. In addition, certain subsidiaries are located in other foreign jurisdictions. As a result, it may be difficult or impossible for US investors to effect service of process within the United States upon the Company, its Canadian subsidiaries, or its other foreign subsidiaries, or those directors and officers, or to realize against them upon judgments of courts of the United States predicated upon the civil liability provisions of US federal securities laws or securities or blue sky laws of any state within the United States. The Company believes that a judgment of a US court predicated solely upon the civil liability provisions of the Securities Act of 1933, as amended and/or the Securities Exchange Act of 1934, as amended (“Exchange Act”) would likely be enforceable in Canada if the US court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure that this will be the case. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

The Company has its registered office in the Province of Québec, Canada and, as a result, is subject to the securities laws of that province. In addition, the Company is a “reporting issuer” under the securities laws of each of the provinces of Canada and is therefore subject to the provisions thereof relating to, among other things, continuous disclosure and filing of insider reports by the Company’s “reporting insiders”, as applicable.

While the Company’s shares trade on the Toronto Stock Exchange, they trade on the OTC Pink Marketplace in the US, which may result in the possible absence of a liquid trading market for securities of US investors.

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

The SEC adopted rules pursuant to Section 1502 of the Dodd-Frank Act setting forth disclosure requirements concerning the use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries, and deemed conflict minerals. These requirements have necessitated, and will continue to necessitate, due diligence efforts by the Company to assess whether such minerals are used in the Company’s products in order to make the relevant required disclosures. There are certain costs associated with complying with these new disclosure requirements, including diligence to determine the sources of those minerals that may be used or necessary to the production of the Company’s products. If the Company determines that certain of its products contain minerals that are not conflict-free or is unable to sufficiently verify the origins for all conflict minerals used in its products, the Company may face changes to its supply chain or challenges to its reputation, either of which could impact future sales.

The Company’s exemptions under the Exchange Act of 1934, as a foreign private issuer, limit the protections and information afforded investors.

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

The business of Intertape was established when Intertape Systems Inc., a predecessor of the Company, established a pressure sensitive tape manufacturing facility in Montreal, Canada. The Company was incorporated under the Canada Business Corporations Act on December 22, 1989 under the name “171695 Canada Inc.” On October 8, 1991, the Company filed a Certificate of Amendment changing its name to “Intertape Polymer Group Inc.” A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company was amalgamated with EBAC Holdings Inc. On November 11, 2015, the Board of Directors adopted a new By-Law 2015-1, requiring advance notice for the nomination of directors. Under the Canada Business Corporations Act, By-law 2015-1 is in force, but must be confirmed by the Company’s shareholders at the next shareholders’ meeting. If By-law 2015-1 is not confirmed at the shareholders’ meeting, it will cease to have effect at that time.

The Company’s corporate headquarters is located at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec, Canada H4M 2X5 and the address and telephone number of its registered office is 800 Place Victoria, Suite 3700, Montréal, Québec H4Z 1E9, c/o Fasken Martineau Dumoulin LLP, (514) 397-7400.

In the last five years, the Company has undertaken a number of significant manufacturing plant rationalization initiatives in an effort to achieve its goal of being a low-cost producer of its products along with having world class assets at its manufacturing facilities. The Company closed its Brantford, Ontario, facility during the second quarter of 2011 and discontinued the manufacture of certain products that were produced solely at the Brantford, Ontario, plant. The Company sold the Brantford, Ontario, facility in January 2013. The Company sold its Hawkesbury, Ontario, plant in 2011. In the fourth quarter of 2012, the Company ceased manufacturing operations at its Richmond, Kentucky, manufacturing facility and transferred operations to its Carbondale, Illinois, facility during the first quarter of 2013. The Company sold the Richmond, Kentucky facility in the fourth quarter of 2014. In addition, the Company consolidated its North American shrink film production at its Tremonton, Utah, facility in 2013.

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

In February 2013, the Company announced plans to relocate and modernize its Columbia, South Carolina, manufacturing facility and in June 2013, acquired property in Blythewood, South Carolina, which is located in close proximity to the Columbia, South Carolina plant. As of December 31, 2015, the Company had completed commissioning efforts in relation to the duct tape production line and began limited production and sales of the masking tape production line in Blythewood, South Carolina with the full transfer of masking tape production still expected to be completed in the first half of 2016. Capital expenditures for this project are expected to total approximately $60 million, of which $2.7 million was spent in 2012, $21.8 million in 2013, $24.3 million in 2014, and $7.9 million in 2015.

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

On April 7, 2015, the Company purchased 100% of the issued and outstanding common stock of BP Acquisition Corporation (which wholly-owns a subsidiary, Better Packages, Inc.) (“Better Packages”), a leading supplier of water-activated tape dispensers. The Company expects the Better Packages acquisition to further extend the Company’s product offering and global presence in the rapidly growing e-commerce market. The Company paid a purchase price of $15.9 million in cash. The Company expects that these acquired operations will generate annualized revenue of approximately $18 million and EBITDA margin of over 15% in 2016.

Effective September 1, 2015, along with certain related transfers of certain intercompany receivables, payables and notes, on or about the same date, Intertape Polymer US Inc. was dissolved.

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding. The damages sustained were considerable and resulted in the facility being shut down permanently. The Company had planned to shut down this facility by the end of the second quarter of 2016 so this represents a timeline of eight to nine months earlier.

On November 2, 2015, the Company purchased 100% of the issued and outstanding common shares of RJM Manufacturing, Inc. (d/b/a “TaraTape”), a manufacturer of filament and pressure sensitive tapes, IPC paid in cash, funded primarily from the Company’s Revolving Credit Facility, a purchase price of $11.0 million in cash. The Company expects that these acquired operations will generate annualized revenue of approximately $20 million and EBITDA margin of slightly below 10% before any synergies in 2016.

While the Company received a letter from two of its shareholders on November 9, 2015 urging the Company to take certain actions (such letter and the Company’s response were both made publicly available), there has not been any indication of any public takeover offers by third parties in respect of the Company’s shares or by the Company in respect of other companies’ shares during the last and current fiscal year.

The Company’s total capital expenditures in connection with property, plant and equipment were $34.3 million, $40.6 million and $46.8 million for the years 2015, 2014 and 2013, respectively. The majority of the expenditures were to update existing manufacturing equipment and to obtain new equipment. Capital expenditures for the year ended December 31, 2015 were primarily for property, plant and equipment to support the following strategic and growth initiatives: the new facility in Blythewood, South Carolina ($7.9 million), the recently announced water-activated tape capacity expansion in Cabarrus County, North Carolina ($4.2 million spent in 2015 and applied to this project, which was announced in 2016), shrink film capacity expansion at the Portugal manufacturing facility ($3.9 million), and woven products capacity expansion ($3.2 million). The Company funded these 2015 capital expenditures through its cash flows from operations and funds available under the Revolving Credit Facility. On a related note, the Company typically relies upon cash flows from operations and funds available under the Revolving Credit Facility to fund capital expenditures. Additionally, in August the Company entered into a partially forgivable loan (“Partially Forgivable Loan”) with Agencia para Investmento Comercio Externo de Portugal, EPE (AICEP), the Portuguese agency for investment and external trade, as part of financing the capital expansion project in Portugal.

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

The Company has approximately 2,000 employees with operations in 17 locations, including 12 manufacturing facilities in North America and 1 in Europe.

The Company has assembled a broad range of products by leveraging its manufacturing technologies, its research and development capabilities, global sourcing expertise and its strategic acquisition program. Over the years, the Company has made a number of strategic acquisitions, including the 2015 TaraTape and Better Packages acquisitions, in order to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets including food processing, fulfillment, consumer, building and construction, oil and gas, transportation, agriculture, aerospace, appliance, general manufacturing, marine, composites and military applications.

Overview of Periods

2013

In January 2013, the Company sold the Brantford, Ontario manufacturing facility and received net proceeds of $1.6 million. The Company recovered $0.2 million of the asset impairment charge previously recorded in 2011 and 2010.

On February 26, 2013, the Company announced plans to relocate and modernize its Columbia, South Carolina manufacturing operation. In June 2013, the Company acquired property located in Blythewood, South Carolina. This property was financed by an $8.5 million mortgage with Wells Fargo National Association (the “South Carolina Mortgage”). In November 2014, the Company prepaid in full this loan with proceeds from the Revolving Credit Facility. As of December 31, 2015, the Company had completed commissioning efforts in relation to the duct tape production line and began limited production and sales of the masking tape production line in Blythewood, South Carolina with the full transfer of masking tape production still expected to be completed in the first half of 2016.

In June 2013, the Company redeemed $20.0 million aggregate principal amount of its outstanding Senior Subordinated Notes bearing interest at 8.5%, and on August 30, 2013, the Company redeemed the remaining $18.7 million aggregate principal amount of its outstanding Senior Subordinated Notes due August 1, 2014, fully discharging and satisfying the Senior Subordinated Notes and Indenture.

During 2013, the Company completed certain initiatives regarding its facilities. Production ceased at the Company’s Richmond, Kentucky, plant in the fourth quarter of 2012, production of shrink film ceased at the Company’s Truro, Nova Scotia, plant in the first quarter of 2013, and the Company consolidated its shrink film operations at its Tremonton, Utah, manufacturing facility.

On August 14, 2013, the Board of Directors modified the Company’s dividend policy to provide for the payment of quarterly dividends as opposed to semi-annual dividends. During 2013, the Company paid dividends totaling $0.24 per share.

In August 2013, the Company relocated its US executive headquarters to a leased facility at 100 Paramount Drive, Suite 300, Sarasota, Florida 34232. The former US executive headquarters located in Bradenton, Florida was sold in 2015.

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

In addition, management determined at such time that it was more likely than not that a portion of its deferred tax assets related to the Company’s corporate (holding) entity (Intertape Polymer Group Inc. or the “Entity”) would not be realized due to insufficient taxable income in future periods. Previously, the Entity benefited from sufficient taxable income as a result of certain tax planning strategies implemented in 2011 (the “Planning”). The Company’s management continued to expect that, pursuant to the Planning, the Entity would continue to generate sufficient taxable income in order to fully utilize its net operating losses with expiration dates through 2015. However, in 2013, the benefit of the Planning was expected to diminish over time. Accordingly, the Company derecognized $4.6 million of its Canadian deferred tax assets as of December 31, 2013.

2014

In 2014, Intertape hired Jeffrey Crystal, who was appointed Chief Financial Officer effective May 9, 2014. Bernard J. Pitz’s tenure as chief financial officer ended on January 30, 2014. Michael C. Jay, Corporate Controller since 2011, assumed the duties of interim Chief Financial Officer from January 30, 2014 to May 9, 2014.

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

On July 7, 2014, Intertape announced a normal course issuer bid (“NCIB”) effective on July 10, 2014. In connection with this NCIB, the Company was entitled to repurchase for cancellation up to 2,000,000 of Intertape’s common shares issued and outstanding. The NCIB was set to expire on July 9, 2015. As of December 31, 2014, the Company had repurchased 597,500 common shares at an average price of CDN$14.35 per share, including commissions, for a total purchase price of $7.8 million.

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

On November 18, 2014, Intertape entered into a new Revolving Credit Facility Agreement which provides for a five-year US$300 million Revolving Credit Facility. The Revolving Credit Facility replaced the ABL Facility and prepaid in full the outstanding balances of the Real Estate Loan and South Carolina Mortgage. The Revolving Credit Facility Agreement includes an incremental accordion feature of US$150 million, which will enable the Company to increase the limit of this facility (subject to the Revolving Credit Facility Agreement’s terms and lender approval) if needed. The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (125 basis points as of December 31, 2014) depending on the consolidated total leverage ratio.

In December 2014, the Company sold the Richmond, Kentucky manufacturing facility and received net proceeds of $2.3 million.

2015

On April 7, 2015, the Company purchased 100% of the issued and outstanding common stock of Better Packages, a leading supplier of water-activated tape dispensers.

The Company transferred production of duct tape to the new Blythewood facility in early April 2015. During the second and third quarters of 2015, commissioning of the duct tape production line was ongoing in order to work toward the attainment of target levels of product quality balanced with targeted production efficiency. Although the Company was able to meet customer demand for duct tape during the second and third quarters of 2015, there were production yield and operating inefficiencies related to the ramp-up of duct tape production that had a negative impact on results in these quarters and resulted in an extended timeline for the project. However, these inefficiencies improved throughout the year and production was close to reaching targeted performance levels in early 2016. In the fourth quarter of 2015, the Company began limited production and sales of masking tape from the Blythewood facility, with the full transfer of masking tape production still expected to be completed in the first half of 2016. The Company now considers that the commercialization of the masking tape products being produced in the Blythewood facility is complete, and therefore must continue to focus on the ramp-up in production efficiencies as well as the transfer of certain masking tape production from the Marysville, Michigan facility.

On June 4, 2015, the Board of Directors appointed Mr. George J. Bunze as the new Chairman of the Board following the retirement of the former Chairman, Mr. Eric E. Baker.

Effective July 10, 2015, the NCIB (effective on July 10, 2014 and scheduled to expire on July 9, 2015) was renewed. In connection with this NCIB, the Company was entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. This renewed NCIB expires on July 9, 2016. On November 11, 2015, the Toronto Stock Exchange approved an amendment to the Company’s NCIB, as a result of which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares.

On August 12, 2015, the Company’s Board of Directors approved a change in the quarterly dividend policy by increasing the dividend from $0.12 to $0.13 per share.

In August 2015, one of the Company’s wholly-owned subsidiaries entered into a Partially Forgivable Loan. The loan was entered into with Agencia para Investmento Comercio Externo de Portugal, EPE (AICEP), the Portuguese agency for investment and external trade, as part of financing a capital expansion project. The loan totalled approximately $1.2 million at December 31, 2015 (€1.1 million). Based on the terms of the agreement, 50% of the loan will be forgiven in 2020 based on satisfying certain 2019 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing and semi-annual installments of principal are due beginning in July 2018 through January 2024.

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding. The damages sustained were considerable and resulted in the facility being shut down permanently. The Company had planned to shut down this facility by the end of the second quarter of 2016 so this represents a timeline of eight to nine months earlier.

In October 2015, one of the Company’s wholly-owned subsidiaries entered into a long-term debt agreement containing a short-term credit line and a long-term loan for the purpose of financing a capital expansion project. No amounts were outstanding and approximately $2.3 million (€2.5 million) of the loan was available as of December 31, 2015. Both credit lines bear interest at the rate of 6 month EURIBOR (Euro Interbank Offered Rate) plus a premium (125 basis points as of December 31, 2015). The effective interest rate was 1.21% as of December 31, 2015. The short-term credit line matures in September 2016 and is renewable annually, with interest due quarterly and billed in arrears. The long-term loan has a period for capital use until October, 2017 and matures in April, 2022, with interest billed in arrears and due bi-annually beginning in April, 2018. The loans are secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary.

During 2015, the Company entered into interest swap agreements designated as cash flow hedges. The terms of the interest swap agreements are as follows:

Effective Date	Maturity	Notional Amount	Settlement	Fixed interest rate paid

March 18, 2015	November 18, 2019	$40,000,000	Monthly	1.610%

August 18, 2015	August 20, 2018	$60,000,000	Monthly	1.197%

On November 2, 2015, the Company purchased 100% of the issued and outstanding common shares of TaraTape, a manufacturer of filament and pressure sensitive tapes.

On November 11, 2015, the Company’s Board of Directors adopted a new By-Law 2015-1, requiring advance notice for the nomination of directors. Under the Canada Business Corporations Act, By-law 2015-1 is in force, but must be confirmed by the Company’s shareholders at the next shareholders’ meeting. If By-law 2015-1 is not confirmed at the shareholders’ meeting, it will cease to have effect at that time.

On November 30, 2015, the Board of Directors appointed Ms. Mary Pat Salomone as a new board member of the Company.

On December 14, 2015, the Company entered into a Shareholders Rights Plan Agreement (the “Rights Plan”) with CST Trust Company. The purpose of the Shareholder Rights Plan is to provide IPG’s Board of Directors with additional time, in the event of an unsolicited takeover bid, to develop and propose alternatives to the bid and negotiate with the bidder, as well as to ensure equal treatment of shareholders in the context of an acquisition of control made other than by way of an offer to all shareholders, and lessen the pressure on shareholders to tender to a bid. Under the policies of the Toronto Stock Exchange (“TSX”), the Rights Plan must be ratified by the shareholders of the Corporation at a meeting held within six months following the adoption of the Rights Plan, failing which the Rights Plan must be immediately cancelled and any rights issued thereunder must be immediately redeemed or cancelled. Accordingly, on June 9, 2016, shareholders will be asked to approve a resolution ratifying and approving the Rights Plan. For further details on the Rights Plan, see Item 10(C) below.

As of December 31, 2015, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized and, accordingly, continues to recognize the majority of its US deferred tax assets. Management also determined it is more likely than not that substantially all of the Company’s deferred tax assets in the Canadian operating entity will be realized based on available evidence such as the cumulative positive financial results for the prior three years, consistent utilization of deferred tax assets, consistent generation of taxable income, and positive financial projections. Accordingly, the Company recognized the majority of its Canadian operating entity’s deferred tax assets, including $3.8 million that were previously derecognized. With respect to the deferred tax assets at the Canadian corporate holding entity (the “Entity”), management determined it appropriate to maintain the same positions for the year ended December 31, 2015 as taken for the year ended December 31, 2014 in that the majority of the Entity’s deferred tax assets should continue to be derecognized as of December 31, 2015. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

(1)	Products, Markets and Distribution

(a)	Tapes

The Company manufactures a variety of paper and film based tapes, including pressure-sensitive and water-activated carton sealing tapes; industrial and performance specialty tapes including paper, flatback, duct, double coated, foil, electrical, filament tapes and stencil products.

Management believes the Company is the only packaging company that manufactures carton sealing tapes using all four adhesive technologies: hot melt, acrylic, natural rubber and water-activated. As a vertically integrated manufacturer, the Company believes it has distinctive capabilities, relative to its competitors, to produce its own film and adhesives used in the manufacture of its finished tape.

The Company’s tape products are manufactured and primarily sold under the Company’s Intertape™, Central®, American®, Anchor®, and Crowell® brands to industrial distributors and retailers, and are manufactured for sale to third parties under private brands.

Tape products launched in 2013, 2014 and 2015 include new transfer adhesive products, clean removal tensilized polypropylene and filament products, UL rated HVAC tapes, and hot melt carton sealing tape manufactured with a proprietary Corru-Grip™ adhesive formulation for optimal closure of highly recycled corrugate. Further information regarding these new products can be found in the Research & Development section of this document.

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

In 2015, the Company focused on increasing its offering of specialty tape products including additional masking, foil, double-coated and ATA tapes.

For the years ending December 31, 2015, December 31, 2014, and December 31, 2013, tapes accounted for 68%, 65%, and 65%, respectively, of the Company’s revenue.

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

Acrylic Tape

Acrylic carton sealing tape is a polypropylene film coated with an aqueous, pressure-sensitive acrylic adhesive which is best suited for applications where performance is required within a broad range of temperatures from less than 40°F (4°C) to greater than 120°F (49°C). The Company’s primary competitors are 3M Co., GTA, Powerband, Primetac (Pitamas) and other imported Asian products.

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

Stencil Products

Stencil products are manufactured from a calendered natural/synthetic rubber blended substrate with an acrylic adhesive and specially formulated adhesives. Stencil products are used in applications within the sign and monument manufacturing markets to protect a surface where high pressure blasting is required. The Company’s primary competitor for this product is 3M Co.

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

For the year ended December 31, 2015, films accounted for 16% of the Company’s revenue and for the years ending December 31, 2014, and December 31, 2013, films accounted for 19% of the Company’s revenue.

The Company’s film products consist of two main product groups, film and protective packaging.

The Company primarily produces two film product lines: SuperFlex® and StretchFlex® stretch wrap and ExlfilmPlus® and Exlfilm® shrink film.

Stretch Wrap

Stretch wrap is a single or multi-layer plastic film that can be stretched without application of heat and which has the characteristic of trying to return to its original length thereby applying force on the wrapped load. It is used industrially to wrap pallets of various products ensuring a solid load for shipping. The Company uses technology that it believes is state-of-the-art for the manufacturing of its stretch film products.

SuperFlex® is a high performance, light gauge stretch film which offers customers good security for their loads but at a low cost per load. Genesys®, Genesys®Ultra, Fortress®, ProLite® and Orbit Air™B are SuperFlex® brand products. Since 2013, the Company has re-formulated its legacy Genesys®, Genesys®Ultra and ProLite® brand products to enhance their performance capabilities. AEP Industries, Inc., Amtopp, Berry Plastics Corp., Malpack (Canada), and Paragon Films produce competitive products.

StretchFlex® is the Company’s regular duty, typically a heavier gauge of stretch film which also provides the customer with secure loads at a low price per pound. SFI, SSC, SFIII, Hand Wrap II and Hand Wrap IV are StretchFlex® brand products. Since 2013, the Company has re-formulated its legacy SFI products to enhance performance capabilities. Competitors include AEP Industries Inc., Berry Plastics Corp., Sigma Plastics Group and Amtopp.

Shrink Film

ExlfilmPlus® and Exlfilm® shrink film are specialty plastic films which shrink under controlled heat to conform to a package’s shape. The process permits the over-wrapping of a vast array of products of varying sizes and dimensions with a single packaging line. ExlfilmPlus® and Exlfilm® are used to package paper products, food, toys, games, sporting goods, hardware and housewares and a variety of other products. In 2014, the Company introduced ExlfilmPlus® GPL, a new high performance cross linked polyolefin shrink film. The Company’s primary competitors for this product are Sealed Air Corp. and Clysar LLC.

The Company entered the European shrink film market through its investment in Fibope in April 1995. The Company initially purchased a 50% equity interest in Fibope, acquiring the remaining 50% equity stake in July 2003. Fibope operates as an autonomous unit within the Company.

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

Complementary Packaging Systems

Machinery

IPG provides complementary packaging systems under the Interpack™ and Better Packages(R) brands. Machinery that makes up IPG’s Complementary Packaging Systems include, but are not limited to, mechanical systems for case sealing applications with the use of long roll carton sealing tape, as well as water-activated tape produced by IPG. They also include IPG’s void fill machines and bagging machines. These machines are used in production lines at the packaging level. They are also widely used in the fulfillment industries. These systems add value by providing efficient packaging processes to a variety of industrial customers. The company’s primary competitors are 3M, Loveshaw, BestPack, Marsh and Phoenix.

(c)	Woven Coated Fabrics

The Company develops and manufactures innovative industrial packaging, protective covering, barrier and liner products utilizing engineered coated polyolefin fabrics, paper and other laminated materials. Its products are sold through multiple channels in a wide number of industries including lumber, construction and agriculture.

On October 5, 2005, Intertape Polymer Inc., a subsidiary of the Company, acquired all of the issued and outstanding shares of Flexia Corporation Ltd., which was the result of the amalgamation of Flexia Corporation and Fib-pak Industries, Inc. The businesses of such companies were operated under wholly-owned Canadian entities, ECP L.P. and ECP GP II Inc., which were subsequently liquidated and dissolved on December 31, 2012 and as a result, all business, assets and liabilities were transferred to Intertape Polymer Inc.

The Company’s woven coated fabrics are categorized in four markets: (A) building and construction, (B) agro-environmental, (C) specialty fabrics, and (D) industrial packaging. For the three years ended December 31, 2015, December 31, 2014, and December 31, 2013, woven coated fabric products accounted for 15%, of the Company’s revenue.

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

Roof Underlayment

IPG’s roofing underlayment is a woven synthetic weather barrier installed on the roof before slate, tile or shingles are applied. The Company believes that IPG’s roofing underlayment is lighter and easier to install than standard #30 building felt. To meet these market needs, the Company currently has a three-tiered (“Good, Better, Best”) approach in an attempt to reach all market segments. The Company’s primary competitors in this market are InterWrap, Alpha ProTech, a variety of #30 felt producers and a number of competitors from India, China and Korea.

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

Industrial Packaging Products

The Company’s printed wrap is used to brand and protect a variety of products during transit and storage. For example, the Company’s product is used to cover small recreational vehicles (ATVs) during transportation from their manufacturing location to retail dealers. Primary competitors of the Company for this product include Interwrap Inc. and Covalence Specialty Materials Corp.

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

As of December 31, 2015, the Company had 213 sales, customer service and marketing personnel, including manufacturer representatives. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts. The Company’s customer base is diverse; however, there was one customer that accounted for approximately 7% of total sales in 2015 and 2014. Sales of products to customers located in the United States and Canada accounted for approximately 86% and 7% of total sales, respectively, in 2015, 83% and 8% of total sales, respectively, in 2014, and 82% and 8%; in 2013.

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

The major raw materials purchased for the Company’s tape products are polypropylene resin, polyethylene resin, synthetic rubber, hydrocarbon resin, and paper (crepe and kraft). The resins and synthetic rubber are generated from petrochemicals which are by-products of crude oil and natural gas. A significant majority of these products are sourced from North American manufacturers. The majority of paper products are produced by North American paper manufacturers which are derived from the North American pulp and paper industry. Raw materials accounted for approximately 65% of reported cost of sales in 2015, and 67% for both 2014 and 2013.

The major raw material used in the Company’s film products is polyethylene resin. Polyethylene is a derivative of natural gas petrochemical by-products and/or crude oil.

The major raw materials used to produce the Company’s woven coated fabrics are polyethylene and polypropylene resins. Both of these products are petrochemical based products derived from crude oil and/or natural gas. These products are predominantly sourced from North American petrochemical manufacturers.

During 2015, selling prices (including the impact of product mix) declined less than raw material costs, which also declined on average. During 2015, resin-based raw material costs decreased by approximately 20%, adhesives decreased by approximately 12%, and paper costs were comparable.

The prices of most of the major raw materials noted above can be subject to significant volatility, primarily influenced by commodity price fluctuations for crude oil and natural gas.

(5)	Research and Development and New Products

The Company’s strategy is to create growth opportunities through enhancements of existing products and the introduction of new products. The Company’s research and development efforts continue to focus on new products, technology platform developments, new product processes and formulations. As described in the sections that follow, the Company introduced 42 new products in 2015, and 38 new products in 2014 and 2013.

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

In 2015, the Company continued to focus significant R&D resources on the transition of duct and masking tape products from the old Columbia, South Carolina facility to the new Blythewood, South Carolina facility. This transition involved significant product modifications with the most notable being producing products with environmentally-friendly solventless technology in the new facility.

In 2015, the Company expanded its product offering to include a range of masking tapes designed for multiple surfaces as well as technically demanding applications. During 2015, the Company also introduced a direct printable hot melt carton sealing tape, which is key product for the fulfillment industry.

In 2015, the Company bolstered its Protective Packaging offering with product additions in both its air pillows and tandem bagging product lines.

The Company’s research expenses in 2015, 2014, and 2013 totaled $9.5 million, $7.9 million, and $6.9 million, respectively.

(6)	Trademarks and Patents

The Company markets its tape products under the trademarks Intertape™, Central®, Crowell®, American®, TaraTape & Design®, and TARA TAPE® and various private labels. The Company’s shrink wrap is sold under the registered trademark ExlfilmPlus® and Exlfilm®. Its stretch films are sold under the trademark SuperFlex® and StretchFlex®.

The Company markets its open mouth bags under the registered trademark NovaPac®. Other key engineered coated products, including polyolefin fabrics are sold under the registered trademarks NovaThene®, NovaShield®, NovaSeal®, NovaWrap™, and NovaFlash®.

The Company has approximately 157 active registered trademarks, 85 in the United States, 30 in Canada, 9 in Mexico, and 33 foreign, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company, Central Products Company, The Crowell Corporation, Flexia, Better Packages, TaraTape & Design®, and TARA TAPE® The Company currently has 16 pending trademark applications in the United States, and 1 in foreign jurisdictions.

The Company has pursued US and foreign patents in select areas where it believes that unique products offer a competitive advantage in profitable markets. The Company’s 87 granted patents and 40 pending patent applications include engineered coated products and film for which the Company has 19 patents and 4 pending applications, tape products for which it has 35 patents and 23 pending applications, adhesive products and manufacture for which it has 24 patents and 5 pending applications, other products for which it has 9 patents and 8 pending applications.

(7)	Competition

The Company competes with other manufacturers of plastic packaging and pressure-sensitive adhesive products as well as manufacturers of alternative packaging products, such as paper, cardboard and paper-plastic combinations. Some of these competitors are larger companies with greater financial resources than the Company. Management believes that competition, while primarily based on price and quality, is also based on other factors, including product performance characteristics and service. Please refer to Section B(1) above for a discussion of the Company’s main competitors by product.

The Company believes that significant barriers to entry exist in its addressable market. Management considers the principal barriers to be the high cost of vertical integration which it believes is necessary to operate competitively, the technical expertise in respect to various processes and equipment operation, and the difficulties and expense of developing an adequate distribution network.

(8)	Environmental Initiatives and Regulation

(a)	Initiatives

The Company has and continues to be focused on reducing waste and minimizing any environmental impact throughout its manufacturing process, or footprint left behind by the line of products manufactured and marketed by the Company. Lili® represents one aspect of the Company’s environmental stewardship program and stands for “low-environmental impact line from IPG”. The stewardship program is a commitment by management and employees of the Company to continually look for opportunities to lower the Company’s environmental impact. The Company has implemented and continues to implement activities, changes and programs that are designed to reduce waste in the manufacturing process; reduce the footprint left behind by its products, processes and employees; increase the recycling of its products; provide alternative solutions to less environmentally friendly products or applications; reduce consumption of raw materials, fuel and other energy sources; reduce pollutants released through air, water and waste; and improve the safety and health of employees.

The Company continues to focus on its environmental initiative to save energy. In August 2009, the Company became an ENERGY STAR® Industrial Partner, which is a voluntary partnership with the U.S. Environmental Protection Agency (EPA) to improve energy efficiency and fight global warming. Intertape Polymer Group (IPG®) as an ENERGY STAR® Industrial Partner joined the fight against global warming by improving the efficiency of its buildings and facilities. The EPA recognized IPG as a 2014 and 2015 ENERGY STAR Partner of the Year for strategically managing and improving the energy efficiency in its operating locations. In addition, several IPG facilities have met the EPA’s ENERGY STAR Challenge for Industry, which is to reduce energy intensity by 10% within 5 years. IPG facilities that have met the EPA’s ENERGY STAR Challenge for Industry have achieved an average energy intensity reduction of 24%. The reductions have cut greenhouse gas emissions at these IPG’s plants by 36,000 metric tons over the past 5 years, which equals the emissions from the electricity use of 5,000 homes.

The transition of manufacturing operations from IPG’s Columbia, South Carolina facility to IPG’s new Blythewood, South Carolina facility has further enhanced IPG’s environmental stewardship. The Blythewood plant uses non-solvent technologies that do not utilize volatile organic compounds in the manufacturing process and do not generate hazardous waste. Additionally, the transition of manufacturing operations to the Blythewood plant has resulted in increased manufacturing efficiencies.

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

The Company obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time the Company either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or ground water analysis. The assessments have not revealed any environmental liability other than, or in addition to, the $2.5 million liability accrued in provisions in the Company’s consolidated balance sheet. Nevertheless, these assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities that the Company is not aware of. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company’s properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of the Company’s properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of the Company’s operations, may cause it to incur significant costs and liabilities that could have a material adverse effect on the Company.

The Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations, and that the Company has obtained, and is in material compliance with, all material permits required under environmental laws and regulations.

The new Blythewood plant uses low environmental impact technologies. After the recent closure of the Columbia, South Carolina Plant, its production was relocated to this new plant and other existing Company plants. The reduced environmental impacts from Blythewood plant operations minimize applicability of environmental laws and permit requirements. Blythewood operations only require a minor EPA air emission permit and the facility is not classified as a large quantity generator of hazardous waste as opposed to the previous Columbia plant. The transition of manufacturing operations from the Columbia plant to the Blythewood plant has significantly reduced carbon emissions and hazardous air pollutants that require EPA reporting and significantly reduced carbon emissions.

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

Intertape Polymer Group Inc. is a holding company which owns various operating companies in the United States, Canada and internationally. Intertape Polymer Inc., a Canadian corporation, is the principal operating company for the Company’s Canadian operations. Intertape Polymer Corp., a Delaware corporation, is the principal operating company for the Company’s United States operations.

The table below lists for each of the subsidiaries of the Company their respective place of incorporation or constitution, as the case may be, and the percentage of voting securities beneficially owned or over which control or direction is exercised directly or indirectly by Intertape Polymer Group Inc.

Corporation	Place of Incorporation or Constitution	Percentage of Ownership or Control
Intertape Polymer Group Inc.	Canada	Parent
Intertape Polymer Inc.	Canada	100%
Spuntech Fabrics Inc.*	Canada	100%
Intertape Polymer Corp.	Delaware	100%
Intertape Woven Products Services, S.A. de C.V.	Mexico	100%
Intertape Woven Products, S.A. de C.V.	Mexico	100%
IPG Luxembourg Finance S.à r.l	Luxembourg	100%
IPG (US) Inc.	Delaware	100%
IPG (US) Holdings Inc.	Delaware	100%
BP Acquisition Corporation	Connecticut	100%
Better Packages, Inc.	Delaware	100%
RJM Manufacturing, Inc. (d/b/a TaraTape)	Delaware	100%
Fibope Portuguesa-Filmes Biorientados S.A.	Portugal	100%
Intertape Polymer Europe GmbH	Germany	100%

*	Dormant

D.	PROPERTY, PLANTS AND EQUIPMENT

Location	Status	Use	Products	Square Feet	Property Size (Acres)
100 Paramount Dr, Suite 300 Sarasota, FL 34232	Leased	Office	N/A	31,942

2000 South Beltline Boulevard Columbia, SC 29201	Owned	Idle		7 Buildings – 499,770	86.48

1091 Carolina Pines Dr. Blythewood, SC 29016	Owned	Manufacturing	Tapes (paper duct)	350,000	33.83

360 Ringgold Industrial Pkwy. Danville, VA 24540	Leased	Regional Distribution Center	All products	199,600

10101 Nordel Court Delta, British Columbia V4G 1J8	Leased	Manufacturing	ECPs	54,274

317 Kendall Street (2) Marysville, Michigan 48040	Owned	Manufacturing	Tapes (paper reinforced)	5 Buildings – 226,016	11.53

741 4th Street Menasha, Wisconsin 54952	Owned	Manufacturing	Tapes (water activated)	165,134	5.91

748 Sheboygan Street Menasha, Wisconsin 54953	Owned	Office Building	N/A	16,251	Incl above

760 West 1000 North Tremonton, Utah 84337	Owned	Manufacturing	Exlfilm®, Stretchflex®	115,000	17.00

50 Abbey Avenue Truro, Nova Scotia	Owned	Manufacturing	ECPs	306,200	13.00

543 Willow Street Truro, Nova Scotia	Leased	Warehouse		27,000

9942 Currie Davis Dr., Ste 23B Tampa, Florida 33619	Leased	Manufacturing	Tape dispensing machinery	17,000

2200 North McRoy Drive Carbondale, Illinois 62901	Owned	Manufacturing	Tapes – electrical, filament, specialty	190,324	29.9

1095 S. 4th Avenue Brighton, Colorado 80601	Leased	Manufacturing	Film	Manufacturing & Office – 252,940 Warehouse – 21,450

1101 Eagle Springs Road Danville, Virginia 24540	Owned	Manufacturing	Carton sealing tape, Stretchflex®, acrylic coating	289,195	26.0

341 Bullys Street Eagle Pass, Texas 78852	Leased	Warehouse	FIBCs	20,000

4-6 Hershey Dr Ansonia, CT	Leased	Manufacturing	Tape dispensing machinery	27,600

250 Canal Rd Fairless Hills, PA	Leased	Manufacturing	Tapes- filaments	88,326

772 Specialists Avenue Neenah, Wisconsin 54956	Leased	Distribution	Tapes – water activated	75,000

1536 Cty Rd O Neenah, Wisconsin 54957	Leased	Distribution (Replacement for 772 Specialists Ave)	Tapes – water activated	114,650

1407 The Boulevard, Suite E Rayne, Louisiana 70578	Leased	Offices	N/A	1,472

4061 E. Francis Street Ontario, California 91761	Leased	Warehouse and Distribution	Tapes Packaging products	50,000

9999 Cavendish Blvd., Suite 200 St. Laurent, Quebec H4M 2X5	Leased	Offices	N/A	8,500

Gronfahrtweg 3 24955 Harrislee Germany	Leased	Office	N/A	560	5.4

Lugar de Vilares-Barqueiros 4740-676 Barqueiros BCL Barcelos, Portugal	Owned	Manufacturing and Distribution	Exlfilm®	35,500

20 Rue de Peupliers L-2328 Luxembourg Grand Duchy of Luxembourg	Leased	Office	N/A	108

The Company also owns inventory that is temporarily located at facilities owned by various third-party logistics service providers. As these facilities are not owned or leased by the Company, they have been excluded from the summary table above.

The Company continued to move forward in 2015 on several of its initiatives to improve productivity, increase capacity, and manufacture new products. Capital expenditures for the replacement of machinery and equipment during 2013, 2014, and 2015 totaled $46.8 million, $40.6 million and $34.3 million, respectively. The Company typically relies upon cash flows from operations and funds available under the Revolving Credit Facility to fund capital expenditures. In 2013 and 2014, capital expenditures were also financed in part by an Equipment Finance Agreement, the terms of which are summarized in Item 4.B. above.

The Company has relocated and shut down permanently its Columbia, South Carolina manufacturing facility. In June 2013, the Company acquired property in Blythewood, South Carolina financed by an $8.5 million mortgage with Wells Fargo National Association (in November 2014, the Company prepaid this loan in full with proceeds from the Revolving Credit Facility). As of December 31, 2015, the Company had completed commissioning efforts in relation to the duct tape production line and began limited production and sales of masking tape in Blythewood, South Carolina with the full transfer of masking tape production still expected to be completed in the first half of 2016. Capital expenditures for this project are expected to total approximately $60 million, of which $2.7 million was spent in 2012, $21.8 million in 2013, $24.3 million in 2014, and $7.9 million in 2015. The Company anticipates that the new South Carolina facility will result in a total annual cash savings of $13.0 million with the first full year effect in 2017.

Item 4A:	Unresolved Staff Comments

Not Applicable.

Item 5:	Operating and Financial Review and Prospects (Management’s Discussion & Analysis)

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the “Company”), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of March 9, 2016, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2015 and 2014 and for the three-year period ended December 31, 2015 (“Financial Statements”).

For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.

Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”) and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.

Financial Highlights

(In millions of US dollars, except per share amounts, selected ratios, and trading volume information)

(Unaudited)

	2015	2014	2013
	$	$	$
Operations
Revenue	781.9	812.7	781.5
Gross margin (1)	21.5%	20.1%	20.3%
Net earnings	56.7	35.8	67.4
Adjusted net earnings (2)	58.6	52.4	103.4
Adjusted EBITDA (2)	102.0	103.9	103.1
Cash flows from operating activities	102.3	86.9	82.2
Free cash flows (2)	68.0	46.3	35.3
Capital expenditures (3)	34.3	40.6	46.8
Effective Tax Rate (4)	16.2%	39.0%	-113.5%

Per Common Share
Net earnings - diluted	0.93	0.58	1.09
Adjusted net earnings - diluted (2)	0.96	0.84	1.68
Dividend paid per share	0.50	0.40	0.24

Financial Position
Working capital (5)	130.5	128.2	115.0
Total assets	487.3	466.7	465.2
Net debt (6)	135.2	114.9	127.3
Shareholders’ equity	216.7	227.5	230.4
Cash and loan availability (7)	182.3	206.2	50.3

Selected Ratios
Current Ratio (8)	2.45	2.50	2.32
Leverage Ratio (2) (9)	1.50	1.19	1.26
Return on equity (10)	26.1%	15.7%	29.2%

Stock Information
Weighted average shares outstanding - diluted (11)	61,111	62,061	61,633
Shares outstanding as of December 31 (11)	58,668	60,436	60,777

The Toronto Stock Exchange (CDN$)
Share price as of December 31	18.69	18.61	14.03
High: 52 weeks	20.51	19.95	15.62
Low: 52 weeks	13.67	11.12	7.96

(1)	Gross profit divided by revenue
(2)	These are non-GAAP measures defined below and accompanied by the reconciliation to the closest GAAP measure
(3)	Purchases of property, plant and equipment
(4)	Refer to Note 5 – Income Taxes to the Company’s Financial Statements
(5)	Current assets less current liabilities
(6)	Long-term debt plus installments on long-term debt less cash
(7)	Refer to Note 13 – Long-Term Debt to the Company’s Financial Statements
(8)	Current assets divided by current liabilities
(9)	Long-term debt plus installments on long-term debt divided by adjusted EBITDA
(10)	Net earnings divided by end of period shareholders’ equity
(11)	In thousands

2015 Share Prices

	High	Low	Close	ADV(1)
The Toronto Stock Exchange (CDN$)
Q1	20.51	16.74	17.53	218,247
Q2	20.31	16.21	18.72	136,468
Q3	20.21	13.67	14.27	252,331
Q4	19.01	13.96	18.69	221,181

(1)	Represents average daily volume sourced from the Toronto Stock Exchange.

Consolidated Quarterly Statements of Earnings

(In thousands of US dollars, except share and per share amounts)

(Unaudited)

	1st Quarter			2nd Quarter
	2015	2014	2013	2015	2014	2013
	$	$	$	$	$	$
Revenue	189,009	199,948	196,695	196,586	202,925	193,462
Cost of sales	151,994	157,250	158,389	154,178	158,875	151,202

Gross profit	37,015	42,698	38,306	42,408	44,050	42,260

Gross margin	19.6%	21.4%	19.5%	21.6%	21.7%	21.8%

Selling, general and administrative expenses	18,127	18,980	22,959	22,253	20,561	20,208
Research expenses	2,066	2,074	1,602	2,141	1,667	1,589

	20,193	21,054	24,561	24,394	22,228	21,797

Operating profit before manufacturing facility closures, restructuring and other related charges	16,822	21,644	13,745	18,014	21,822	20,463

Manufacturing facility closures, restructuring and other related charges	660	1,384	27,201	142	1,020	924

Operating profit (loss)	16,162	20,260	(13,456)	17,872	20,802	19,539

Finance costs
Interest	616	831	1,753	982	864	1,846
Other expense (income), net	(641)	352	160	395	370	437

	(25)	1,183	1,913	1,377	1,234	2,283

Earnings (loss) before income tax expense (benefit)	16,187	19,077	(15,369)	16,495	19,568	17,256
Income tax expense (benefit)
Current	1,063	457	751	1,249	1,062	1,909
Deferred	3,346	6,986	(312)	3,498	6,392	226

	4,409	7,443	439	4,747	7,454	2,135

Net earnings (loss)	11,778	11,634	(15,808)	11,748	12,114	15,121

Earnings (loss) per share

Basic	0.19	0.19	(0.26)	0.20	0.20	0.25
Diluted	0.19	0.19	(0.26)	0.19	0.19	0.25

Weighted average number of common shares outstanding

Basic	60,471,031	60,776,649	59,692,751	59,727,825	60,825,745	60,288,991
Diluted	62,198,126	62,019,844	59,692,751	61,739,717	62,569,430	61,584,732

Consolidated Quarterly Statements of Earnings

(In thousands of US dollars, except share and per share amounts)

(Unaudited)

	3rd Quarter			4th Quarter
	2015	2014	2013	2015	2014	2013
	$	$	$	$	$	$
Revenue	200,635	209,109	199,853	195,677	200,750	191,490
Cost of sales	157,838	168,447	159,872	149,885	164,527	153,543

Gross profit	42,797	40,662	39,981	45,792	36,223	37,947

Gross margin	21.3%	19.4%	20.0%	23.4%	18.0%	19.8%

Selling, general and administrative expenses	17,927	23,153	20,547	25,765	23,261	18,968
Research expenses	2,499	1,778	1,701	2,753	2,354	2,008

	20,426	24,931	22,248	28,518	25,615	20,976

Operating profit before manufacturing facility closures, restructuring and other related charges	22,371	15,731	17,733	17,274	10,608	16,971

Manufacturing facility closures, restructuring and other related charges	181	1,560	934	2,683	963	1,647

Operating profit	22,190	14,171	16,799	14,591	9,645	15,324

Finance costs
Interest	919	867	1,261	1,036	2,069	847
Other expense (income), net	(651)	426	190	504	380	159

	268	1,293	1,451	1,540	2,449	1,006

Earnings before income tax expense (benefit)	21,922	12,878	15,348	13,051	7,196	14,318
Income tax expense (benefit)
Current	3,281	2,914	729	2,592	(768)	233
Deferred	2,987	3,953	200	(7,033)	1,907	(39,540)

	6,268	6,867	929	(4,441)	1,139	(39,307)

Net earnings	15,654	6,011	14,419	17,492	6,057	53,625

Earnings per share

Basic	0.26	0.10	0.24	0.30	0.10	0.88
Diluted	0.26	0.10	0.23	0.29	0.10	0.86

Weighted average number of common shares outstanding

Basic	59,785,871	60,790,184	60,731,173	58,802,897	60,427,043	60,776,649
Diluted	60,879,777	62,457,931	62,072,583	60,316,201	62,307,696	62,170,733

Overview

Intertape Polymer Group Inc. operates in the specialty packaging industry in North America. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use. The Company’s products primarily consist of: carton sealing tapes, including pressure sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; shrink film; stretch wrap; lumberwrap, structure fabrics and geomembrane fabrics; and non-manufactured flexible intermediate bulk containers.

The Company reported a 3.8% decrease in revenue for the year ended December 31, 2015 as compared to the year ended December 31, 2014 and a 2.5% decrease in revenue for the fourth quarter of 2015 as compared to the fourth quarter of 2014. The decrease in both periods was primarily due to a decrease in average selling price, including the impact of product mix, partially offset by additional revenue from the Better Packages and TaraTape acquisitions. Both periods in 2015 were impacted negatively by an estimated $9 million of lost sales due to the South Carolina Flood (defined later in this document).

Gross margin increased to 21.5% in the year ended December 31, 2015 as compared to 20.1% in 2014 primarily due to an increase in the spread between selling prices and raw material costs and the favourable impact of the Company’s manufacturing cost reduction programs, partially offset by an unfavourable product mix, an increase in manufacturing inefficiencies mainly related to the South Carolina Project and the decision to change manufacturing locations of certain products to meet customers’ demand.

Gross margin increased to 23.4% in the fourth quarter of 2015 as compared to 18.0% in the fourth quarter of 2014 primarily due to an increase in the spread between selling prices and lower raw material costs, a significant improvement in manufacturing performance, the reversal of a 2010 impairment for manufacturing equipment, and the favourable impact of the Company’s manufacturing cost reduction programs, partially offset by an unfavourable product mix, the decision to change manufacturing locations of certain products to meet customers’ demand and the impact of the South Carolina Flood.

Net earnings for the year ended December 31, 2015 increased to $56.7 million ($0.95 basic earnings per share and $0.93 diluted earnings per share) from $35.8 million ($0.59 basic earnings per share and $0.58 diluted earnings per share) for the same period in 2014. The increase was primarily due to a decrease in income tax expense and finance costs, and an increase in gross profit.

Net earnings for the fourth quarter of 2015 increased to $17.5 million ($0.30 basic earnings per share and $0.29 diluted earnings per share) from $6.1 million ($0.10 basic and diluted earnings per share) for the fourth quarter of 2014. The increase was primarily due to an increase in gross profit and a decrease in income tax expense, partially offset by an increase in selling, general and administrative expenses (“SG&A”) related to an increase in variable compensation expense, and an increase in manufacturing facility closures, restructuring and other related charges primarily associated with the South Carolina Flood.

Adjusted net earnings (a non-GAAP financial measure as defined and reconciled later in this document) for the year ended December 31, 2015 increased to $58.6 million ($0.98 basic adjusted earnings per share and $0.96 diluted adjusted earnings per share) from $52.4 million ($0.86 basic adjusted earnings per share and $0.84 diluted adjusted earnings per share) for the same period in 2014. Adjusted net earnings increased primarily due to decreases in income tax expense, finance costs and variable compensation expenses, partially offset by a decrease in gross profit, an increase in certain other SG&A expenses, and an increase in research expenses primarily associated with the South Carolina Project (defined later in this document).

Adjusted net earnings for the fourth quarter of 2015 increased to $18.9 million ($0.32 basic adjusted earnings per share and $0.31 diluted adjusted earnings per share) from $11.9 million ($0.20 basic adjusted earnings per share and $0.19 diluted adjusted earnings per share) for the fourth quarter of 2014. Adjusted net earnings increased primarily due to a decrease in income tax and an increase in gross profit, partially offset by an increase in variable compensation expenses.

Adjusted EBITDA (a non-GAAP financial measure as defined and reconciled later in this document) decreased $1.9 million to $102.0 million for the year ended December 31, 2015 from $103.9 million for the year ended December 31, 2014, primarily due to the unfavourable impact of foreign exchange due to the strengthening of the US dollar compared to the Canadian dollar and Euro (“FX impact”), an increase in certain SG&A expenses, and an increase in research expenses primarily associated with the South Carolina Project, partially offset by a decrease in variable compensation expenses.

Adjusted EBITDA increased $3.9 million to $24.6 million for the fourth quarter of 2015 from $20.6 million for the fourth quarter of 2014. The increase in adjusted EBITDA was primarily due to an increase in gross profit, partially offset by an increase in variable compensation expense.

For the three months and year ended December 31, 2015, the Company repurchased 366,600 and 2,487,188 common shares under its normal course issuer bids (“NCIBs”) for a total purchase price of $4.0 million and $30.0 million, respectively. As of March 9, 2016, the Company repurchased 147,200 shares under the NCIB in 2016 for a total purchase price of $1.7 million.

On August 12, 2015, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend from $0.48 to $0.52 per share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance and the Company’s legal ability to pay dividends. Since the dividend policy was reinstated in August 2012, the Company has paid $73.3 million in cumulative dividends, of which $29.7 million was paid in 2015.

On March 9, 2016, the Board of Directors declared a dividend of $0.13 per common share payable on March 21, 2016 to shareholders of record at the close of business on March 31, 2016.

Columbia, South Carolina Flood Update

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently. The Company had planned to shut down this facility by the end of the second quarter of 2016 so this represents a timeline of eight to nine months earlier. Production of duct tape at the new Blythewood, South Carolina facility was not affected by the flooding and was shut down for only two days in order to ensure it was safe for employees to return to work.

The Company, along with its insurers and advisors, continues to assess the damage. The Company believes that it has sufficient property and business interruption insurance coverage, and expects that the losses exceeding the $0.5 million deductible will be substantially covered by those insurance policies.

The shut down of the Columbia, South Carolina facility has impacted the production of several masking tape and stencil products that represented approximately $55 million of total annualized sales. The Company has since taken all reasonable measures to ensure that customers’ needs are met.

Production of masking tape has been relocated to the Company’s other facilities such as the Marysville, Michigan and Blythewood, South Carolina facilities. Any masking tape production temporarily moved to the Marysville, Michigan facility will subsequently be transferred to the Blythewood, South Carolina facility. The transfer of masking tape production to the new Blythewood, South Carolina facility represents an acceleration of the previously announced schedule of the end of the second quarter of 2016. In the fourth quarter of 2015, the Company began commercial production of certain masking tape products in the Blythewood, South Carolina facility but production levels are still not at intended target levels. In addition, the Company is experiencing higher costs of production and transportation in the masking tape production that was moved to the Marysville, Michigan facility. The Company expects that these operating inefficiencies will continue until the end of 2016 as current production levels in the Blythewood, South Carolina facility improve to targeted levels and masking tape products are moved from the Marysville, Michigan facility.

Production of stencil products is in the process of being relocated to other manufacturing facilities. Due mainly to the lead time required to receive and commission new equipment for stencil production, the Company expects that production will resume at some point in the second half of 2016. The Company has been mitigating this delay with its customers via outsourcing arrangements.

In the fourth quarter of 2015, the Company recorded $6.5 million of manufacturing facility closures, restructuring and other related charges related to the Columbia, South Carolina facility damage to real and personal property as well as subsequent clean-up and idle facility costs. Partially offsetting the charges within the same caption were $5.0 million in initial insurance settlement claim proceeds received in 2015.

The Company estimates that its results for both the year and fourth quarter of 2015 were negatively impacted by the South Carolina Flood by the following amounts: approximately $9 million of lost sales of masking tape and stencil products, and reductions in gross profit and adjusted EBITDA of approximately $3 million. In addition to the impact of lost sales, the negative impact to gross profit and adjusted EBITDA is due to lost gross profit on lost sales as well as incremental costs from alternative product sourcing, partially offset by the reduction in South Carolina Duplicate Overhead Costs following the unexpected permanent shut down of the Columbia, South Carolina manufacturing facility.

Going forward, the Company expects, but is currently unable to provide a reliable estimate for the amount and timing of, future amounts related to: insurance recoveries, business interruption losses (including, but not limited to, lost sales and temporary alternative sourcing of the Company’s products), site clean-up and environmental remediation costs, and professional fee costs related to the insurance claim process.

South Carolina Project Update

The “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project involves moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan. “South Carolina Duplicate Overhead Costs” refers to temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project. “South Carolina Commissioning Revenue Reduction” refers to the sales attributed to the commissioning efforts of the production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the South Carolina Project. In addition, unless otherwise noted, the impact of the South Carolina Commissioning Revenue Reduction on gross profit and capital expenditures is not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

As expected, the Blythewood, South Carolina facility’s duct tape production efficiency continued to improve throughout the fourth quarter of 2015 and was close to reaching targeted performance levels in early 2016. In the second and third quarters of 2015, the Company recorded a $10.5 million South Carolina Commissioning Revenue Reduction attributed to the duct tape commissioning efforts for the year ended December 31, 2015. There was no South Carolina Commissioning Revenue Reduction for duct tape product required in the fourth quarter of 2015 as the Company has determined that the commissioning efforts in relation to this production line are complete.

In the fourth quarter of 2015, the Company began limited production and sales of masking tape from the Blythewood, South Carolina facility, with the full transfer of masking tape production still expected to be completed in the first half of 2016. The Company now considers that the commercialization of the masking tape products being produced in the Blythewood, South Carolina facility is complete, and therefore must continue to focus on the ramp-up in production efficiencies as well as the transfer of certain masking tape production from the Marysville, Michigan facility. In the fourth quarter of 2015, the Company recorded a $0.5 million South Carolina Commissioning Revenue Reduction attributed to masking tape commissioning efforts for the year ended December 31, 2015.

The production ramp-up inefficiencies related to the South Carolina Project, net of project savings and excluding South Carolina Duplicate Overhead Costs, resulted in a net negative impact of less than $0.1 million, $0.6 million and $1.9 million on gross profit and adjusted EBITDA for the fourth quarter, third quarter and year ended December 31, 2015, respectively.

South Carolina Duplicate Overhead Costs included in gross profit were approximately nil, $1.3 million and $4.3 million for the fourth quarter, third quarter, and year ended December 31, 2015, respectively. The costs were nil in the fourth quarter of 2015 as a result of the unexpected permanent shut down of the Columbia, South Carolina manufacturing facility due to the South Carolina Flood discussed in the section above.

The impact of the South Carolina Project, including both components mentioned above, resulted in a net negative impact of less than $0.1 million, $1.9 million and $6.2 million on gross profit and adjusted EBITDA for the fourth quarter, third quarter and year ended December 31, 2015, respectively. The impact to adjusted EBITDA excludes non-cash South Carolina Duplicate Overhead Costs of nil, nil and $0.4 million for the fourth quarter, third quarter and year ended December 31, 2015, respectively.

The Company’s expectation for cost savings from the South Carolina Project remains unchanged with impacts on gross profit and adjusted EBITDA as follows:

•	A significant net positive impact is expected in 2016 compared to 2015.

•	Management expects that all ramp-up inefficiencies will be resolved by the beginning of 2017, thereby resulting in the realization of the full extent of the expected $13 million annual cost savings.

As of December 31, 2015, capital expenditures for the South Carolina Project since inception totalled $56.8 million. South Carolina Project capital expenditures recorded were $1.9 million and $7.9 million for the fourth quarter and year ended December 31, 2015, respectively. Total capital expenditures for the South Carolina Project from inception to the completion of the project are expected to be approximately $60 million, mainly as a result of additional commissioning efforts.

Better Packages Acquisition

On April 7, 2015, the Company purchased 100% of the issued and outstanding common shares of BP Acquisition Corporation (which wholly-owns a subsidiary, Better Packages, Inc.) (“Better Packages”), a leading supplier of water-activated tape dispensers. The Company expects the Better Packages acquisition to further extend the Company’s product offering and global presence in the rapidly growing e-commerce market. The Company paid a purchase price of $15.9 million in cash. The Company expects that these acquired operations will generate annualized revenue of approximately $18 million and EBITDA margin of over 15% in 2016.

The impact of the Better Packages acquisition on the Company’s consolidated earnings was as follows (in thousands of US dollars, unaudited):

	Three months ended December 31, 2015	April 7, 2015 through December 31, 2015
	$	$
Revenue	5,476	14,601
Net earnings	639	1,538

TaraTape Acquisition

On November 2, 2015, the Company purchased 100% of the issued and outstanding common shares of RJM Manufacturing, Inc. (doing business as “TaraTape”), a manufacturer of filament and pressure sensitive tapes. The Company expects the acquisition of TaraTape to strengthen the Company’s market position and provide opportunities to realize synergies between $2 and $4 million in additional adjusted EBITDA by the end of 2017. The Company paid a purchase price of $11.0 million. The Company expects that these acquired operations will generate annualized revenue of approximately $20 million and EBITDA margin of slightly below 10% before any synergies in 2016.

The impact of the TaraTape acquisition on the Company’s consolidated earnings was as follows (in thousands of US dollars, unaudited):

November 2, 2015 through December 31, 2015
$
Revenue	3,078
Net loss (1)	(161)

(1)	The net loss resulting from the TaraTape acquisition includes a non-recurring $0.4 million charge to mark inventory to fair value as required by accounting guidance for business acquisitions.

Outlook

•	The Company expects gross margin for 2016 to be between 22% and 24% and to reach the upper end of this range by the fourth quarter.

•	Adjusted EBITDA for 2016 is expected to be $117 to $123 million, excluding the impact of the South Carolina Flood. While South Carolina Flood costs and lost sales are expected to be substantially offset by insurance proceeds, the timing of the recovery of the insurance proceeds is uncertain.

•	Manufacturing cost reductions for 2016 are expected to be between $8 and $11 million, excluding any cost savings related to the South Carolina Project.

•	Total capital expenditures for 2016 are expected to be between $55 and $65 million.

•	The Company still expects a 25% to 30% effective tax rate for 2016. Cash taxes paid in 2016 are expected to be approximately half of the income tax expense in 2016.

•	Revenue in the first quarter of 2016 is expected to be similar to the first quarter of 2015.

•	Gross margin in the first quarter of 2016 is expected to be greater than the first quarter of 2015.

•	Adjusted EBITDA in the first quarter of 2016 is expected to be greater than the first quarter of 2015.

Results of Operations

Revenue

Revenue for the year ended December 31, 2015 totalled $781.9 million, a $30.8 million or 3.8% decrease from $812.7 million for the same period in 2014 primarily due to:

•	A decrease in average selling price, including the impact of product mix, of approximately 6% or $49.2 million due to:

•	an unfavourable product mix variance primarily in the Company’s tape and woven product categories;

•	an unfavourable FX impact of approximately $13.3 million; and

•	lower selling prices mainly driven by lower petroleum-based raw material costs.

•	The South Carolina Commissioning Revenue Reduction of $11.0 million in 2015 (nil in 2014);

Partially offset by:

•	Additional revenue of $17.7 million due to the Better Packages and TaraTape acquisitions; and

•	An increase in sales volume of approximately 1.4% or $11.6 million primarily due to increased demand for the Company’s tape and woven products. The Company believes that the increased sales volume was primarily due to:

•	growth in e-commerce fulfillment across the carton sealing tape product offerings; and

•	growth in the building and construction market;

Partially offset by:

•	a decrease in certain tape product sales due to the South Carolina Flood.

Embedded in the unfavourable product mix and the increase in sales volume is an estimate of approximately $9 million of lost sales due to the impact of the South Carolina Flood.

Revenue for the year ended December 31, 2014 totalled $812.7 million, a $31.2 million or 4.0% increase from $781.5 million for the same period in 2013 primarily due to:

•	An increase in average selling price, including the impact of product mix, of approximately 3% or $23.3 million due to:

•	higher prices to manage the spread between selling prices and higher raw material costs; and

•	a favourable product mix across the Company’s major product categories.

•	An increase in sales volume of approximately 1% or $7.9 million primarily due to increased demand in certain woven and tape products.

•	The Company believes that the increase in woven product demand was primarily driven by:

•	an increased utilization of the Company’s products within the agro-environmental market; and

•	growth within the building and construction market.

•	The increase in the Company’s tape product demand was primarily driven by net growth in demand across both the industrial tape and carton sealing tape product offerings.

Revenue for the fourth quarter of 2015 totalled $195.7 million, a $5.1 million or 2.5% decrease from $200.8 million for the fourth quarter of 2014 primarily due to:

•	A decrease in average selling price, including the impact of product mix, of approximately 6% or $11.2 million primarily due to:

•	an unfavourable product mix in the Company’s woven and tape product categories;

•	lower prices primarily driven by lower petroleum-based raw material costs;

•	an unfavourable FX impact of approximately $2.8 million; and

•	A decrease in sales volume of approximately 1.0% or $1.9 million due to a decrease in demand of certain tape products. The Company believes that the decreased sales volume was primarily due to:

•	a decrease in certain tape product sales due to the South Carolina Flood;

Partially offset by:

•	growth in e-commerce fulfillment across the carton sealing tape product offerings.

Partially offset by:

•	Additional revenue of $8.6 million due to the Better Packages and TaraTape acquisitions.

Embedded in the unfavourable product mix and the decrease in sales volume is an estimate of approximately $9 million of lost sales due to the impact of the South Carolina Flood.

Revenue for the fourth quarter of 2015 totalled $195.7 million, a $5.0 million or 2.5% decrease from $200.6 million for the third quarter of 2015 primarily due to:

•	A decrease in sales volume of approximately 3.8% or $7.8 million primarily due to decreased demand for certain tape and woven products. The Company believes that the decreased sales volume was primarily due to:

•	a decrease in certain tape product sales due to the South Carolina Flood; and

•	seasonality in demand for woven products;

Partially offset by:

•	growth in e-commerce fulfillment across the carton sealing tape product offerings.

•	A decrease in average selling price, including the impact of product mix, of approximately 3% or $6.0 million due to:

•	an unfavourable product mix variance primarily in the Company’s tape products;

•	lower selling prices mainly driven by lower petroleum-based raw material costs.

Partially offset by:

•	A decrease in the South Carolina Commissioning Revenue Reduction of $5.1 million; and

•	Additional revenue of $3.8 million from the TaraTape and Better Packages acquisitions.

Embedded in the decrease in sales volume and the unfavourable product mix is an estimate of approximately $9 million of lost sales due to the impact of the South Carolina Flood.

Gross Profit and Gross Margin

Gross profit totalled $168.0 million for the year ended December 31, 2015, a $4.4 million or 2.7% increase from $163.6 million for the same period in 2014. Gross margin was 21.5% in 2015 and 20.1% in 2014.

•	Gross profit increased primarily due to an increase in the spread between selling prices and lower raw material costs, the favourable impact of the Company’s manufacturing cost reduction programs and additional gross profit from the Better Packages acquisition. These favourable items were partially offset by an unfavourable product mix variance, an unfavourable FX impact and an increase in manufacturing inefficiencies mainly in relation to the South Carolina Project.

•	Gross margin increased primarily due to an increase in the spread between selling prices and raw material costs and the favourable impact of the Company’s manufacturing cost reduction programs, partially offset by an unfavourable product mix, an increase in manufacturing inefficiencies mainly related to the South Carolina Project and the decision to change manufacturing locations of certain products to meet customers’ demand.

Gross profit totalled $163.6 million for the year ended December 31, 2014, a $5.1 million or 3.2% increase from $158.5 million for the year ended December 31, 2013. Gross margin was 20.1% in 2014 and 20.3% in 2013.

•	Gross profit in 2014 compared to 2013 increased primarily due to an increase in the spread between selling prices and higher raw material costs, net manufacturing cost reductions and an increase in sales volume. The increase was partially offset by approximately $3.5 million of South Carolina Duplicate Overhead Costs, of which $0.7 million are non-cash charges and did not impact adjusted EBITDA, a total of $1.6 million related to the non-cash Brantford Pension Charge and an unfavourable product mix variance. The “Brantford Pension Charge” refers to a charge recorded in the third and fourth quarters of 2014 related to the settlement of the former Brantford, Ontario manufacturing facility pension plan.

•	Gross margin decreased in 2014 compared to 2013 primarily due to the South Carolina Duplicate Overhead Costs, an unfavourable product mix variance and the non-cash Brantford Pension Charge, partially offset by an increase in the spread between selling prices and higher raw material costs and net manufacturing cost reductions.

Gross profit totalled $45.8 million for the fourth quarter of 2015, a $9.6 million or 26.4% increase from $36.2 million for the fourth quarter of 2014. Gross margin was 23.4% in the fourth quarter of 2015 and 18.0% in the fourth quarter of 2014.

•	Gross profit increased primarily due to an increase in spread between selling prices and lower raw material costs, a significant improvement in manufacturing performance, the reversal of a 2010 impairment for manufacturing equipment of $2.7 million, the favourable impact of the Company’s manufacturing cost reduction programs and additional gross profit from the Better Packages acquisition. These favourable items were partially offset by an unfavourable product mix variance, the decision to change manufacturing locations of certain products to meet customers’ demand and the impact of the South Carolina Flood.

•	Gross margin increased primarily due to an increase in spread between selling prices and lower raw material costs, a significant improvement in manufacturing performance, the reversal of a 2010 impairment for manufacturing equipment of $2.7 million, and the favourable impact of the Company’s manufacturing cost reduction programs, partially offset by an unfavourable product mix, the decision to change manufacturing locations of certain products to meet customers’ demand and the impact of the South Carolina Flood.

Gross profit totalled $45.8 million for the fourth quarter of 2015, a $3.0 million or 7.0% increase from $42.8 million for the third quarter of 2015. Gross margin was 23.4% in the fourth quarter of 2015 and 21.3% in the third quarter of 2015.

•	Gross profit increased primarily due to an increase in manufacturing efficiencies including the operational improvements realized in the Blythewood, South Carolina facility, the reversal of a 2010 impairment for manufacturing equipment of $2.7 million and an increase in spread between selling prices and lower raw material costs, partially offset by an unfavourable product mix, the impact of the South Carolina Flood and a decrease in sales volume.

•	Gross margin increased primarily due to an increase in manufacturing efficiencies including the operational improvements realized in the Blythewood, South Carolina facility, the reversal of a 2010 impairment for manufacturing equipment of $2.7 million and an increase in the spread between selling prices and raw material costs, partially offset by an unfavourable product mix and the impact of the South Carolina Flood.

Selling, General and Administrative Expenses

SG&A totalled $84.1 million for the year ended December 31, 2015, a $1.9 million or 2.3% decrease from $86.0 million for the year ended December 31, 2014. The decrease in SG&A was primarily due to a decrease in stock-based compensation mainly related to a reduction in stock appreciation rights (“SARs”) expense, a decrease in variable compensation expense due to lower expected annual payment amounts and a favourable FX impact. These decreases were partially offset by the Better Packages and TaraTape acquisitions and an increase in employee costs, including health related costs. The increase in employee costs was primarily to support the expected growth of the business.

SG&A for the year ended December 31, 2014 totalled $86.0 million, a $3.3 million or 4.0% increase from $82.7 million for the year ended December 31, 2013. The increase in SG&A in 2014 compared to 2013 was primarily due to (i) an increase in stock compensation expense primarily due to new grants awarded during 2014, (ii) an increase in the expense associated with credit insurance coverage commencing for accounts receivable in the fourth quarter of 2013, (iii) the non-recurrence of a bad debt recovery recorded in 2013, and (iv) an increase in professional fees. The increase was partially offset by a decrease due to the non-recurrence of a provision with respect to the resolution of a contingent liability recorded in 2013.

As a percentage of revenue, SG&A expenses represented 10.8%, 10.6%, and 10.6% for 2015, 2014 and 2013, respectively.

SG&A for the fourth quarter of 2015 totalled $25.8 million, a $2.5 million or 9.7% increase from $23.3 million for the fourth quarter of 2014. The increase in SG&A was primarily due to an increase in variable compensation expense and the Better Packages and TaraTape acquisitions.

SG&A for the fourth quarter of 2015 increased $7.8 million or 30.2% from $17.9 million in the third quarter of 2015, primarily due to an increase in variable compensation expense and stock-based compensation mainly related to an increase in SARs expense in the fourth quarter of 2015, partially offset by the gain on disposal of the Company’s former executive headquarters in Bradenton, Florida recognized in the third quarter of 2015.

Research Expenses

The Company continues to focus its research efforts on potential new products, technology, manufacturing processes and formulations for existing products. Research expenses totalled $9.5 million for the year ended December 31, 2015, a $1.6 million or 20.1% increase from $7.9 million for the year ended December 31, 2014. Research expenses for the year ended December 31, 2014 increased $1.0 million or 14.1% from $6.9 million for the year ended December 31, 2013.

Research expenses for the fourth quarter of 2015 totalled $2.8 million, a $0.4 million or 16.9% increase from $2.4 million for the fourth quarter of 2014, and a $0.3 million or 10.1% increase from $2.5 million for the third quarter of 2015.

The increases in all periods were primarily due to ongoing efforts to support the South Carolina Project and other manufacturing cost reduction programs.

As a percentage of revenue, research expenses represented 1.2%, 1.0%, and 0.9% for 2015, 2014 and 2013, respectively.

Manufacturing Facility Closures, Restructuring and Other Related Charges

Manufacturing facility closures, restructuring and other related charges totalled $3.7 million for the year ended December 31, 2015, a $1.3 million decrease from $4.9 million for the year ended December 31, 2014. The decrease was primarily due to the non-recurrence of $1.0 million and $0.7 million in charges related to the closure of the Richmond, Kentucky manufacturing facility and the relocation of the Langley, British Columbia manufacturing facility to Delta, British Columbia, respectively. The charges recorded in 2015 are primarily related to the South Carolina Project of $1.5 million and the South Carolina Flood of $1.5 million. The South Carolina Project costs primarily include workforce retention and idle facility costs, partially offset by a reversal of impairment on equipment. The South Carolina Flood charges of $1.5 million primarily relate to a total of $6.5 million of damaged inventory, clean-up and idle facility costs and impaired property, plant and equipment, partially offset by initial insurance settlement claim proceeds of $5.0 million.

Manufacturing facility closures, restructuring and other related charges for the year ended December 31, 2014 totalled $4.9 million, a $25.8 million decrease from $30.7 million for the year ended December 31, 2013, primarily due to a $3.2 million charge recorded in 2014 as compared to a $27.9 million charge recorded in 2013 for the South Carolina Project. The charges recorded in 2014 are primarily related to equipment relocation and workforce retention costs. The charges recorded in 2013 are primarily related to the impairment of property, plant and equipment upon the announcement of the South Carolina Project, and related environmental remediation and accrued workforce retention costs.

Manufacturing facility closures, restructuring and other related charges for the fourth quarter of 2015 totalled $2.7 million, a $1.7 million increase from $1.0 million for the fourth quarter of 2014, primarily due to the $1.5 million of charges relating to the South Carolina Flood discussed above. The charges recorded in the fourth quarter of 2014 are primarily related to equipment relocation and workforce retention costs.

Manufacturing facility closures, restructuring and other related charges for the fourth quarter of 2015 totalled $2.7 million, a $2.5 million increase from $0.2 million for the third quarter of 2015, primarily due to charges associated with the South Carolina Flood. The charges recorded in the third quarter of 2015 are primarily related to idle facility, workforce retention, and equipment relocation costs, partially offset by a reversal of impairment on equipment.

Finance Costs

Finance costs totalled $3.2 million for the year ended December 31, 2015, a $3.0 million or 48.7% decrease from $6.2 million for the year ended December 31, 2014. The decrease was primarily due to (i) foreign exchange gains in 2015, compared to foreign exchange losses in 2014 and (ii) a decrease in debt issue costs expensed in 2015 as a result of replacing the Company’s $200 million asset-based loan facility (“ABL facility”) with a new five-year $300 million revolving credit facility (“Revolving Credit Facility”) and the prepayment of certain other debt in 2014.

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

Finance costs for the fourth quarter of 2015 totalled $1.5 million, a $0.9 million or 37.2% decrease from $2.5 million for the fourth quarter of 2014. The decrease was primarily due to the write off of debt issue costs related to the ABL facility that was paid in full during the fourth quarter of 2014 and lower interest expense as a result of a lower average cost of debt.

Finance costs increased $1.3 million or 474% from $0.3 million for the third quarter of 2015. The increase was primarily due to foreign exchange losses in the fourth quarter of 2015, compared to foreign exchange gains during the third quarter of 2015.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending upon the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

Below is a table reflecting the calculation of the Company’s effective tax rate (in millions of US dollars):

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014	2013
	$	$	$	$	$
Income tax (benefit) expense	(4.4)	1.1	11.0	22.9	(35.8)
Earnings before income tax (benefit) expense	13.1	7.2	67.7	58.7	31.6
Effective tax rate	-34.0%	15.8%	16.2%	39.0%	-113.5%

The decrease in the effective tax rate for 2015 compared to 2014 is primarily due to a favourable change in the mix of earnings between jurisdictions and the recognition of previously derecognized Canadian deferred tax assets. The increase in the effective tax rate for 2014 compared to 2013 is primarily due to (i) the non-recurrence of the $43.0 million tax benefit recorded during the year ended December 31, 2013 to recognize the previously derecognized US deferred tax assets, (ii) the partial utilization of such deferred tax assets during the year ended December 31, 2014, and (iii) the upfront tax expense incurred in connection with the reorganization of the capital structure of several of the Company’s legal entities during the year ended December 31, 2014.

As compared to the fourth quarter of 2014, the effective tax rate for the fourth quarter of 2015 decreased primarily due to the recognition of previously derecognized Canadian deferred tax assets.

Net Earnings

Net earnings totalled $56.7 million for the year ended December 31 2015, a $20.8 million increase from $35.8 million for the year ended December 31, 2014, primarily due to the recognition of previously derecognized Canadian deferred tax assets, a decrease in finance costs, and an increase in gross profit.

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

Net earnings for the fourth quarter of 2015 totalled $17.5 million, a $11.4 million increase from $6.1 million for the fourth quarter of 2014, primarily due to an increase in gross profit and the recognition of previously derecognized Canadian deferred tax assets, partially offset by an increase in SG&A, and an increase in manufacturing facility closures, restructuring and other related charges primarily related to the South Carolina Flood.

Net earnings for the fourth quarter of 2015 increased $1.8 million from $15.7 million for the third quarter of 2015, primarily due to the recognition of previously derecognized Canadian deferred tax assets and an increase in gross profit, partially offset by increases in SG&A, manufacturing facility closures, restructuring and other related charges and finance costs.

Non-GAAP Financial Measures

This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, adjusted net earnings (loss), adjusted earnings (loss) per share, leverage ratio and free cash flows (please see the “Cash Flows” section below for a description and reconciliation of free cash flows). The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results by providing more insight into the performance of ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes that it allows management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes that it allows management to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted Net Earnings Reconciliation to Net Earnings

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014	2013
	$	$	$	$	$
Net earnings	17.5	6.1	56.7	35.8	67.4
Manufacturing facility closures, restructuring and other related charges	2.7	1.0	3.7	4.9	30.7
Stock-based compensation expense	2.3	3.0	3.2	6.2	4.9
(Reversal of impairment) impairment of long-lived assets and other assets	(5.8)	0.1	(5.8)	0.1	0.2
(Gain) loss on disposals of property, plant and equipment	0.2	(0.0)	(0.8)	(0.1)	0.1
Other Item: Provision related to the resolution of a contingent liability	—	—	—	—	1.3
Other Item: Brantford Pension Charge	—	0.3	—	1.6	—
Income tax effect of these items	2.0	1.6	1.6	3.8	(1.1)

Adjusted net earnings	18.9	11.9	58.6	52.4	103.4

Earnings per share

Basic	0.30	0.10	0.95	0.59	1.12
Diluted	0.29	0.10	0.93	0.58	1.09

Adjusted earnings per share

Basic	0.32	0.20	0.98	0.86	1.71
Diluted	0.31	0.19	0.96	0.84	1.68

Weighted average number of common shares outstanding

Basic	58,802,897	60,427,043	59,690,968	60,718,776	60,379,533
Diluted	60,316,201	62,307,696	61,110,633	62,060,923	61,632,652

Adjusted net earnings totalled $58.6 million for the year ended December 31, 2015, a $6.2 million increase from $52.4 million for the year ended December 31, 2014, primarily due to the recognition of previously derecognized Canadian deferred tax assets and decreases in finance costs and variable compensation expenses, partially offset by a decrease in gross profit, an increase in certain other SG&A expenses, and an increase in research expenses primarily associated with the South Carolina Project.

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

Adjusted net earnings totalled $18.9 million for the fourth quarter of 2015, a $7.0 million increase from $11.9 million for the fourth quarter of 2014, primarily due to the recognition of previously derecognized Canadian deferred tax assets and an increase in gross profit, partially offset by an increase in variable compensation expense.

Adjusted net earnings for the fourth quarter of 2015 increased $6.0 million from $12.9 million for the third quarter of 2015, primarily due to the recognition of previously derecognized Canadian deferred tax assets, partially offset by an increase in variable compensation expense, a decrease in gross profit and an increase in foreign exchange losses.

EBITDA, Adjusted EBITDA and Leverage Ratio

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges; (ii) stock-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because they believe that they allow management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

The Company defines leverage ratio as long-term debt plus installments on long-term debt divided by adjusted EBITDA. The term “leverage ratio” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Leverage ratio is not a measurement of financial performance under GAAP and should not be considered as an alternative to any GAAP measure as an indicator of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a meaningful comparison of the Company’s liquidity level. In addition, leverage ratio is used by management in evaluating the Company’s performance because it believes that it allows management to monitor its liquidity level and evaluate its capacity to deploy capital to meet its strategic objectives.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014	2013
	$	$	$	$	$
Net earnings	17.5	6.1	56.7	35.8	67.4
Interest and other finance costs	1.5	2.4	3.2	6.2	6.6
Income tax expense (benefit)	(4.4)	1.1	11.0	22.9	(35.8)
Depreciation and amortization	10.6	6.7	30.9	26.2	27.7

EBITDA	25.2	16.3	101.7	91.1	65.9
Manufacturing facility closures, restructuring and other related charges	2.7	1.0	3.7	4.9	30.7
Stock-based compensation expense	2.3	3.0	3.2	6.2	4.9
(Reversal of impairment) impairment of long-lived assets and other assets	(5.8)	0.1	(5.8)	0.1	0.2
(Gain) loss on disposal of plant, property and equipment	0.2	(0.0)	(0.8)	(0.1)	0.1
Other Item: Provision related to the resolution of a contingent liability	—	—	—	—	1.3
Other Item: Brantford Pension Charge	—	0.3	—	1.6	—

Adjusted EBITDA	24.6	20.6	102.0	103.9	103.1

Adjusted EBITDA totalled $102.0 million for the year ended December 31, 2015, a $1.9 million or 1.8% decrease from $103.9 million for the year ended December 31, 2014, primarily due to (i) an unfavourable FX impact, (ii) an increase in SG&A expenses related to the Better Packages and TaraTape acquisitions and an increase in employee related costs, including an increase in health related costs and (iii) an increase in research expenses primarily associated with the South Carolina Project. These negative impacts were partially offset by a decrease in variable compensation expense.

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

Adjusted EBITDA totalled $24.6 million for the fourth quarter of 2015, a $3.9 million or 19.1% increase from $20.6 million for the fourth quarter of 2014, primarily due to an increase in gross profit, partially offset by an increase in variable compensation expense.

Adjusted EBITDA for the fourth quarter of 2015 decreased $2.2 million or 8.4% from $26.8 million for the third quarter of 2015, primarily due to an increase in variable compensation expense, partially offset by an increase in gross profit.

Comprehensive Income

Comprehensive income is comprised of net earnings and other comprehensive income (loss). Comprehensive income totalled $45.7 million for the year ended December 31, 2015, a $22.2 million or 94.8% increase from $23.5 million for the year ended December 31, 2014, primarily due to higher net earnings in 2015 and gains from the remeasurement of the defined benefit liability compared to actuarial losses in 2014.

Comprehensive income totalled $23.5 million for the year ended December 31, 2014, a $56.1 million or 70.5% decrease from $79.6 million for the year ended December 31, 2013, primarily due to lower net earnings in 2014 and losses from the remeasurement of the defined benefit liability compared to actuarial gains in 2013.

Off-Balance Sheet Arrangements

The Company had standby letters of credit issued and outstanding as of December 31, 2015 that could result in payments by the Company of up to an aggregate of $1.9 million upon the occurrence of certain events. All of the letters of credit have expiry dates in the third quarter of 2016.

The Company had commitments to suppliers to purchase machines and equipment totalling approximately $20.9 million as of December 31, 2015. It is expected that such amounts will be paid out in the next twelve months. In the event of cancellation, the penalties that would apply may be equal to the purchase price depending on timing of the cancellation.

The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. At December 31, 2015, the Company had on hand $13.0 million of raw material owned by its suppliers.

The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through June 2017 totalling approximately $22.1 million as of December 31, 2015. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge will be incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $14.4 million over the remaining term of the contract.

Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $5.4 million as of December 31, 2015. This amount declines annually until the expiration of the contract.

The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, through December 2019 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.2 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements or that would trigger any such penalty described above. The Company maintains no other off-balance sheet arrangements.

Related Party Transactions

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in his relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. On April 15, 2015, the home was sold and the Company was reimbursed for the purchase funding.

The Company’s key personnel are members of the Board of Directors and five members of senior management in 2015. Key personnel remuneration includes: short-term benefits including employee salaries and bonuses, director retainer and committee fees, post-employment benefits, stock-based compensation expense, and termination benefits. Total key personnel remuneration decreased $3.5 million to $5.4 million for the year ended December 31, 2015 from $8.8 million for the year ended December 31, 2014 primarily due to SARs exercise activity in 2014.

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

The Company uses Days Inventory to measure inventory performance. Days Inventory for the fourth quarter of 2015 increased to 61 from 58 in the fourth quarter of 2014. Inventories increased $3.8 million to $100.6 million as of December 31, 2015 from $96.8 million as of December 31, 2014. The increase was primarily due to the Better Packages and TaraTape acquisitions.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO for the fourth quarter of 2015 of 37 was the same as in the fourth quarter of 2014. Trade receivables decreased $2.7 million to $78.5 million as of December 31, 2015 from $81.2 million as of December 31, 2014 primarily due to a decrease in the amount of revenue invoiced in the fourth quarter of 2015, partially offset by the additional revenue from the Better Packages and TaraTape acquisitions.

The calculations are shown in the following tables:

	Three months ended
	Dec. 31, 2015	Dec. 31, 2014
Cost of sales (1)	$149.9	$164.5
Days in quarter	92	92

Cost of sales per day (1)	$1.63	$1.79
Average inventory (1)	$99.4	$102.8

Days inventory	61	58

Days inventory is calculated as follows:

Cost of sales ÷ Days in quarter = Cost of sales per day

(Beginning inventory + Ending inventory) ÷ 2 = Average inventory

Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

	Three months ended
	Dec. 31, 2015	Dec. 31, 2014
Revenue (1)	$195.7	$200.8
Days in quarter	92	92

Revenue per day (1)	$2.13	$2.18
Trade receivables (1)	$78.5	$81.2

DSO	37	37

DSO is calculated as follows:

Revenue ÷ Days in quarter = Revenue per day

Ending trade receivables ÷ Revenue per day = DSO

Accounts payable and accrued liabilities increased $5.2 million to $82.2 million as of December 31, 2015 from $77.0 million as of December 31, 2014 primarily due to an increase in payables associated with the Better Packages and TaraTape acquisitions and the timing of payments for inventory and SG&A.

Liquidity

The Company finances its operations through a combination of cash flows from operations and borrowings under its Revolving Credit Facility. Liquidity risk management attempts to (i) maintain a sufficient amount of cash and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfil its obligations for the foreseeable future.

The Company has access to a $300 million Revolving Credit Facility, plus an incremental accordion feature (that is available subject to the credit agreement’s terms and lender approval) of $150 million through November 2019. As of December 31, 2015, the Company had drawn a total of $135.3 million, resulting in loan availability of $164.7 million. In addition, the Company had $17.6 million of cash, yielding total cash and loan availability of $182.3 million as of December 31, 2015.

The Company believes it has sufficient funds from cash flows from operating activities and cash on hand to meet its ongoing expected capital expenditures and working capital requirements funding needs for at least the next twelve months. These funds are also sufficient to meet funding needs for discretionary dividend payments and common share repurchases. In addition, funds available under the Revolving Credit Facility may be used, as needed, to fund more significant strategic initiatives.

Also refer to the section below entitled “Long-Term Debt” for additional discussion of funds available under the Revolving Credit Facility.

Cash Flows

The Company’s net working capital on the balance sheet increased during the year due to the effects of the 2015 business acquisitions, however, working capital amounts acquired are not included in Cash flows from operating activities under IFRS. As such, the discussions below regarding 2015 working capital items appropriately exclude these effects.

Cash flows from operating activities increased in the year ended December 31, 2015 by $15.4 million to $102.3 million from $86.9 million in the year ended December 31, 2014, primarily due to a decrease in accounts receivable resulting from lower sales in the fourth quarter of 2015 compared to the fourth quarter of 2014 and an increase in accounts receivable in 2014 compared to 2013.

Cash flows from operating activities increased in the year ended December 31, 2014 by $4.7 million to $86.9 million from $82.2 million in the year ended December 31, 2013, primarily due to higher gross profit.

Cash flows from operating activities increased in the fourth quarter of 2015 by $8.1 million to $41.9 million from $33.8 million in the fourth quarter of 2014, primarily due to an increase in gross profit. The Company’s working capital contained two significant fluctuations that largely offset each other:

•	a large increase in accounts payable due to (i) the timing of payments near the end of 2015 compared to the end of 2014 and (ii) a full year accrual in the fourth quarter of 2015 for annual variable compensation expense compared to a pro rata accrual for the same in the fourth quarter of 2014; and

•	partially offset by a large decrease in inventory in the fourth quarter of 2014 compared to an increase in the fourth quarter of 2015 due to a lower volume of sales and higher production volume of inventory in the fourth quarter of 2015 compared to 2014.

Cash flows used for investing activities increased in the year ended December 31, 2015 by $22.4 million to $59.2 million from $36.8 million in the year ended December 31, 2014, primarily due to funding the Better Packages and TaraTape acquisitions in 2015, partially offset by lower capital expenditures. The decrease in capital expenditures primarily related to the South Carolina Project, partially offset by capital expenditures to increase production capacity of water-activated tape and shrink film.

Cash flows used for investing activities decreased in the year ended December 31, 2014 by $8.1 million to $36.8 million from $44.9 million in the year ended December 31, 2013, primarily due to lower capital expenditures and higher proceeds from the sale of property, plant and equipment and other assets.

Cash flows used for investing activities increased in the fourth quarter of 2015 by $15.0 million to $19.7 million from $4.7 million in the fourth quarter of 2014, primarily due to funding the TaraTape acquisition in November 2015 and the non-recurrence of proceeds from the sale of the Richmond, Kentucky manufacturing facility in the fourth quarter of 2014.

Cash flows used in financing activities decreased in the year ended December 31, 2015 by $12.5 million to $31.2 million from $43.7 million in the year ended December 31, 2014, primarily due to an increase in net borrowings, partially offset by an increase in repurchases of common shares and an increase in dividends paid due to the increases in quarterly dividend payments announced in July 2014 and August 2015.

Cash flows used in financing activities increased in the year ended December 31, 2014 by $3.3 million to $43.7 million from $40.5 million in the year ended December 31, 2013, primarily due to an increase in dividends paid, repurchases of common stock, lower proceeds from the exercise of stock options granted pursuant to the Company’s Executive Stock Option Plan and an increase in the payment of debt issue costs related to entering into the Revolving Credit Facility in the fourth quarter of 2014. The increase was partially offset by smaller net repayment of debt in 2014 and lower interest payments in 2014.

Cash flows used in financing activities decreased in the fourth quarter of 2015 by $8.9 million to $18.6 million from $27.6 million in the fourth quarter of 2014, primarily due to a lower net repayment of debt in the fourth quarter of 2015, partially offset by an increase in repurchases of common shares in the fourth quarter of 2015.

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

Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, increased in the year ended December 31, 2015 by $21.7 million to $68.0 million from $46.3 million in the year ended December 31, 2014 primarily due to a decrease in accounts receivable and lower capital expenditures.

Free cash flows increased in the year ended December 31, 2014 by $11.0 million to $46.3 million from $35.3 million in the year ended December 31, 2013, primarily due to lower capital expenditures and an increase in gross profit.

Free cash flows increased in the fourth quarter of 2015 by $6.5 million to $33.3 million from $26.8 million in the fourth quarter of 2014, primarily due to an increase in gross profit.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014	2013
	$	$	$	$	$
Cash flows from operating activities	41.9	33.8	102.3	86.9	82.2
Less purchases of property, plant and equipment	(8.5)	(7.0)	(34.3)	(40.6)	(46.8)

Free cash flows	33.3	26.8	68.0	46.3	35.3

Long-Term Debt

The Company’s $300 million Revolving Credit Facility is with a syndicate of financial institutions and replaced the Company’s $200 million ABL facility in November 2014. The Company relies upon cash flows from operations and funds available under the Revolving Credit Facility to meet working capital requirements as well as to fund capital expenditures, mergers and acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes. The Revolving Credit Facility also includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of this facility (subject to the credit agreement’s terms and lender approval) if needed.

As of December 31, 2015, the Company had drawn a total of $135.3 million against the Revolving Credit Facility, which consisted of $133.4 million of borrowings and $1.9 million of standby letters of credit. The Company had total cash and loan availability of $182.3 million as of December 31, 2015 and $206.2 million as of December 31, 2014. The change in total cash and loan availability is due to the changes in cash flows as previously discussed above.

The Revolving Credit Facility is priced primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (150 basis points as of December 31, 2015). The spread depends on the consolidated total leverage ratio and increases as the consolidated total leverage ratio increases. The pricing grid for the loan margin ranges from 1.00% to 2.25% for LIBOR or other floating rate loans. The revolving credit loans denominated in US Dollars bear interest at the LIBOR rate applicable to dollar-denominated loans plus the applicable margin. Revolving credit loans denominated in an alternative currency bear interest at the floating rate applicable to alternative currency-denominated loans plus the applicable margin and any mandatory costs. As of December 31, 2015, $124.0 million of borrowings was priced at 30-day US dollar LIBOR and $9.4 million of US dollar equivalent borrowings was priced at 30-day CDOR (“Canadian Dollar Offer Rate”).

The Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million. Any portion of the allowable $50 million not expended in the year may be carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter (as such, the allowable capital expenditures are $65.7 million in 2016 and $59.4 million in 2015 due to a carry forward provision of unused capital expenditure amounts from the prior year).

The Company was in compliance with all three financial covenants, which were 1.55, 7.41 and $34.3 million, respectively, as of December 31, 2015.

Capital Resources

Capital expenditures totalled $8.5 million and $34.3 million in the three months and year ended December 31, 2015, respectively, as funded by the Revolving Credit Facility and cash flows from operations. Total capital expenditures are expected to be between $55 and $65 million in 2016. Capital expenditures for the year ended December 31, 2015 and expected to be made in 2016 are primarily for property, plant and equipment to support the following strategic and growth initiatives: the South Carolina Project, the recently announced water-activated tape capacity expansion in Cabarrus County, North Carolina (“WAT Project”), shrink film capacity expansion at the Portugal manufacturing facility (“Shrink Film Project”), woven products capacity expansion (“Woven Project”), expansion of the Company’s specialty tape product offering (“Specialty Tape Project”) and various other initiatives and maintenance needs. All of the strategic and growth initiatives discussed above are expected to yield an after-tax internal rate of return greater than 15%. The table below summarizes the capital expenditures to date and expected future capital expenditures for the above mentioned initiatives (in millions of US dollars):

	Year ended December 31,	Approximate amounts based on current estimates
	2015	2016	Total Project	Completion Date
	$	$	$
South Carolina Project	7.9	3	60	End of 2016
WAT Project	4.2	31 - 36	44 - 49	End of 2017
Shrink Film Project (1)	3.9	5	11	End of the first half of 2017
Woven Project	3.2	0	5	Completed in 2015
Specialty Tape Project	—	4	10	End of the first half of 2017

(1)	Subject to foreign exchange impact and excluding any government subsidies.

In addition to the above, capital expenditures to support maintenance needs are expected to be between $8 and $12 million in 2016.

In addition, the Company had commitments to suppliers to purchase machines and equipment totalling approximately $20.9 million as of December 31, 2015, primarily to support the capacity expansion projects and other initiatives discussed above. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Revolving Credit Facility and cash flows from operations.

Contractual Obligations

The Company’s principal contractual obligations and commercial commitments relate to its outstanding debt and its operating lease obligations. The following table summarizes these obligations as of December 31, 2015 (in millions of USD):

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt principal obligations (2)	134.7	—	0.2	133.8	0.7
Finance lease obligations (3)	21.5	6.3	10.8	1.4	3.0
Pensions and other post-retirement benefits - defined benefit plans (4)	1.5	1.5	—	—	—
Pensions and other post-retirement benefits - defined contribution plans (5)	3.5	3.5	—	—	—
Operating lease obligations	14.0	3.1	5.5	2.7	2.7
Standby letters of credit	1.9	1.9	—	—	—
Equipment purchase commitments	20.9	20.9	—	—	—
Utilities contract obligations (6)	19.6	4.0	5.8	3.8	6.0
Raw material purchase commitments (7)	35.2	33.2	2.0	—	—
Other obligations	5.1	2.2	1.0	1.0	0.9

Total	257.9	76.6	25.3	142.7	13.3

(1)	“Less than 1 year” represents those payments due in 2016, “1-3 years” represents those payments due in 2017 and 2018, “3-5 years” represents those payments due in 2019 and 2020, while “After 5 years” includes those payments due in later periods.

(2)	Refer to the previous section entitled “Long-Term Debt” for discussion of related interest obligations.
(3)	The figures in the included in the table above include interest expense included in minimum lease payments of $1.6 million.
(4)	Defined benefit plan contributions represent the amount the Company expects to contribute in 2016. Defined benefit plan contributions beyond 2016 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.
(5)	Defined contribution plan contributions represent the obligation recorded at December 31, 2015 to be paid in 2016. Certain defined contribution plan contributions beyond 2016 are not determinable since contribution to the plan is at the discretion of the Company.
(6)	Utilities contract obligations also include agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, for minimum amounts of consumption at several of the Company’s manufacturing facilities, as discussed in the previous section entitled “Off-Balance Sheet Arrangements” above. The figures included in the table above are estimates of utility billings over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements.
(7)	Raw material purchase commitments include certain raw materials from suppliers under consignment agreements, as discussed in the previous section entitled “Off-Balance Sheet Arrangements” above. The figures included in the table above represent raw material inventory on hand or in transit, owned by the Company’s suppliers, that the Company expects to consume.

Raw material purchase commitments also include agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates, as discussed in the previous section entitled “Off-Balance Sheet Arrangements” above. The figures included in the table above do not include estimates for storage costs, fees or penalties. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these agreements.

Purchase orders outside the scope of the raw material purchase commitments as defined in this section are not included in the table above. The Company is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as these purchase orders typically represent authorizations to purchase rather than binding agreements. For the purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The Company’s purchase orders are based on current demand expectations and are fulfilled by the Company’s vendors within short time horizons. The Company does not have significant non-cancellable agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed expected requirements. The Company also enters into contracts for outsourced services; however, the obligations under these contracts are not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

Stock Appreciation Rights

On June 20, 2012, the Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan (“SAR Plan”). A SAR, as defined by the SAR Plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can be settled only in cash and expire no later than 10 years after the date of the grant.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56 with contractual lives ranging from six to ten years.

The amount and timing of a potential cash payment to settle a SAR is not determinable since the decision to exercise is not within the Company’s control after the award vests. At December 31, 2015, the aggregate intrinsic value of outstanding vested awards was $2.9 million. At December 31, 2015, there was no accrual for SAR awards exercised but not yet paid.

Capital Stock and Dividends

As of December 31, 2015, there were 58,667,535 common shares of the Company outstanding.

On April 22, 2014, the Board of Directors adopted the Performance Share Unit Plan (“PSU Plan”). A performance share unit (“PSU”), as defined by the PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

PSUs granted will vest at the third anniversary of the grant date. The number of shares earned can range from 0% to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return ranking of the Company versus a specified peer group of companies.

On April 22, 2014, the Board of Directors adopted the Deferred Share Unit Plan (“DSU Plan”). A deferred share unit (“DSU”), as defined by the DSU Plan, represents the right of a participant to receive a common share of the Company. Under the DSU Plan, a non-executive director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

The table below summarizes equity-settled share-based compensation activity that occurred during the three months and year ended December 31:

	Three months ended		Year ended
	December 31,		December 31,
	2015	2014	2015	2014	2013
Stock options granted	—	—	—	492,500	830,000
Stock options exercised	116,250	21,250	712,500	256,677	1,151,610
Cash proceeds (in millions of US dollars)	$0.3	$0.1	$1.6	$0.8	$3.8
Stock options expired or forfeited	27,500	—	30,000	140,000	71,250
PSUs granted	—	—	363,600	152,500	—
PSUs forfeited	16,290	—	18,060	—	—
DSUs granted	—	—	46,142	36,901	—
Shares issued upon DSU settlement	—	—	6,397	—	—

The Company paid a dividend of $0.12, $0.12, $0.13 and $0.13 per common share on March 31, June 30, September 30 and December 31, 2015 to shareholders of record at the close of business on March 19, June 15, September 15 and December 15, 2015, respectively.

On August 12, 2015, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend from $0.48 to $0.52 per share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook. The declaration and payment of future dividends, however, are discretionary and will be subject to determination by the Board of Directors each quarter following its review of, among other considerations, the Company’s financial performance and the Company’s legal ability to pay dividends. Since the dividend policy was reinstated in August 2012, the Company has paid $73.3 million in cumulative dividends, of which $29.7 million was paid in 2015.

On March 9, 2016, the Board of Directors declared a dividend of $0.13 per common share payable on March 31, 2016 to shareholders of record at the close of business on March 21, 2016.

The dividends paid in 2015 and payable in 2016 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

On July 7, 2014, the Company announced an NCIB effective on July 10, 2014. This NCIB expired on July 9, 2015. The Company renewed its NCIB for the repurchase of up to 2,000,000 common shares effective July 10, 2015 and expiring on July 9, 2016. On November 11, 2015, the Toronto Stock Exchange approved an amendment to the Company’s NCIB, as a result of which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares. As of December 31, 2015, approximately 2.5 million shares remained available for repurchase under the NCIB.

The table below summarizes the NCIB activity that occurred during the three months and year ended December 31:

	Three months ended				Year ended
	December 31,				December 31,
	2015		2014		2015		2014
Common shares repurchased		366,600		9,400		2,487,188		597,500
Average price per common share including commissions	CDN$	14.28	CDN$	17.64	CDN$	15.52	CDN$	14.35
Total purchase price including commissions (1)		$4,015		$144		$29,984		$7,822

(1)	In thousands of US dollars

As of March 9, 2016, the Company repurchased 147,200 shares under the NCIB in 2016 for a total purchase price of $1.7 million.

Pension and Other Post-Retirement Benefit Plans

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $29.3 million as of December 31, 2015 as compared to $31.7 million as of December 31, 2014. The decrease in the current year is primarily due to an increase in the weighted average discount rate from 3.73% and 4.15% for US and Canadian plans, respectively, as of December 31, 2014 to 4.01% and 4.25% for US and Canadian plans, respectively, as of December 31, 2015. These changes resulted in a decrease in net present value of the liability and are partially offset by the fair value of plan assets. For 2015, the Company contributed $2.0 million as compared to $2.3 million in 2014, to its funded pension plans and to beneficiaries for its unfunded benefit plans. Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2016. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.

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

Financial Risk, Objectives and Policies

On January 1, 2015, the Company adopted and implemented IFRS 9 (2013) - Financial Instruments. This standard replaces IAS 39 - Financial Instruments: Recognition and Measurement and previous versions of IFRS 9. IFRS 9 (2013) includes revised guidance on the classification and measurement of financial assets and liabilities and introduces a new general hedge accounting model which aims to better align a company’s hedge accounting with risk management.

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate debt. In the first and third quarters of 2015, to hedge the long-term cost of floating rate debt, the Company entered into interest rate swap agreements that are designated as cash flow hedges.

The terms of the interest swap agreements are as follows:

Maturity	Notional amount	Settlement	Fixed interest rate paid
	$		%
November 18, 2019	40,000,000	Monthly	1.610
August 20, 2018	60,000,000	Monthly	1.197

Please refer to Note 21 of the Company’s Financial Statements for a complete discussion of the Company’s risk factors, risk management, objectives and policies.

Litigation

On July 3, 2014, the Company was informed of a complaint filed on June 27, 2014 by its former Chief Financial Officer with the Occupational Safety and Health Administration of the US Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company aggressively contested the allegations and believes it demonstrated that the former Chief Financial Officer’s assertions are entirely without merit.

In a letter dated July 16, 2015, OSHA informed the Company that the former Chief Financial Officer had withdrawn his OSHA complaint in order to file a complaint against the Company in US federal district court. The withdrawal occurred prior to any determination by OSHA regarding the complaint.

On November 5, 2015, the former Chief Financial Officer filed a lawsuit against the Company in the United States District Court for the Middle District of Florida. The lawsuit is premised on essentially the same facts and makes essentially the same allegations as asserted in the OSHA complaint; the lawsuit seeks unspecified money damages and a trial by jury. The Company is not currently able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of December 31, 2015. As with the OSHA claim, the Company believes that the former Chief Financial Officer’s assertions in the lawsuit are entirely without merit. However, upon termination and in accordance with the existing employment agreement between the Company and the former Chief Financial Officer, a termination benefit accrual of $0.4 million had been recorded as of December 31, 2014. Terms of such agreement were not met within the timeframe specified therein and the termination benefit accrual was consequently reversed during the year ended December 31, 2015.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of December 31, 2015.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the Company’s Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Significant Management Judgment

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.

Estimation Uncertainty

Impairments

At the end of each reporting period the Company performs a test of impairment on assets subject to amortization if there are indicators of impairment. Goodwill allocated to cash generating units (“CGU”) and intangible assets with indefinite lives are tested annually. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.

Refer to Note 12 of the Company’s Financial Statements for more information regarding impairment testing.

Pension and other post-retirement benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from estimated results which are based on assumptions. Refer to Note 17 of the Company’s Financial Statements for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect their risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.

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

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends, past experience and credit insurance coverage. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 21 of the Company’s Financial Statements for more information regarding the allowance for doubtful accounts and the related credit risks.

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

Provisions of the Company include environmental and restoration obligations, termination benefits and other provisions. Refer to Note 14 of the Company’s Financial Statements for more information regarding provisions.

Stock-based payments

The estimation of stock-based payment fair value and expense requires the selection of an appropriate pricing model.

The model used by the Company for the Executive Stock Option Plan (“ESOP”) and SAR Plan is the Black-Scholes pricing model. The Black-Scholes pricing model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own stock, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.

The model used by the Company for the PSU Plan is the Monte Carlo simulation model. The Monte Carlo simulation model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own stock as well as a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards.

Refer to Note 15 of the Company’s Financial Statements for more information regarding stock-based payments.

Business acquisitions

Management uses valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. In particular, the fair value of contingent consideration is dependent on the outcome of many variables including the acquirees’ future profitability.

Refer to Note 16 of the Company’s Financial Statements for more information regarding business acquisitions.

Changes in Accounting Policies

On January 1, 2015, the Company adopted and implemented IFRS 9 (2013) - Financial Instruments. This standard replaces IAS 39 - Financial Instruments: Recognition and Measurement and previous versions of IFRS 9. IFRS 9 (2013) includes revised guidance on the classification and measurement of financial assets and liabilities and introduces a new general hedge accounting model which aims to better align a company’s hedge accounting with risk management.

Previously, the Company classified financial assets when they were first recognized as fair value through profit or loss, available for sale, held to maturity investments or loans and receivables. Under IFRS 9 (2013), the Company classifies financial assets under the same two measurement categories as financial liabilities: amortized cost or fair value through profit and loss. Financial assets are classified as amortized cost if the purpose of the Company’s business model is to hold the financial assets for collecting cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest. All other financial assets are classified as fair value through profit or loss. The adoption of this standard has not resulted in any changes to comparative figures.

The Company has not yet adopted IFRS 9 (2014) - Financial Instruments that incorporates the new impairment model that assesses financial assets based on expected losses rather than incurred losses as applied in IAS 39. This final standard will replace IFRS 9 (2013) and is effective for annual periods on or after January 1, 2018.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s Financial Statements.

IFRS 9 (2014) - Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s Financial Statements.

In January 2016, the IASB published IFRS 16 - Leases which will replace IAS 17 - Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. Management has yet to assess the impact of this new standard on the Company’s Financial Statements.

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

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The Chief Executive Officer and Chief Financial Officer of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Chief Executive Officer and Chief Financial Officer have concluded that the Company’s internal control over financial reporting as of December 31, 2015 was effective.

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

Directors

The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the date upon which each Director was first elected. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on June 9, 2016, at which time the current term of each Director will expire.

Name and City of Residence	Position and Occupation	First Year as Director
Robert M. Beil Phoenix, Arizona	Director September 2006 – Retired Sales, Marketing, Business and Executive Management, the Dow Chemical Company, 1975 to September 2006	2007
George J. Bunze, CPA Ile Bizard, Quebec, Canada	Director – Chairman of the Board (1) Vice-Chairman and Director, Kruger Inc. (manufacturer of paper, tissue, wood products, energy (hydro/wind) and wine and spirits products)	2007
Frank Di Tomaso, FCPA, FCA, ICD.D Montreal, Quebec, Canada

Director

Director, Birks Group Inc. (designer, manufacturer and retailer of jewelry, timepieces, silverware and gifts), National Bank Trust (asset management and trust services firm), National Bank Life Insurance Company, Yorbeau Resources Inc. (gold exploration company), ADF Group Inc. (complex structural steel and heavy built-up steel components for the non-residential construction industry), and Laurentian Pilotage Authority (regulates operations of pilotage services on the St. Lawrence River)

Director, Redline Communications Group Inc., 2010 to 2013 (wireless communications network designer and manufacturer)

Partner and Advisory Partner 1981 to 2012 of Raymond Chabot Grant Thornton

		2014
Robert J. Foster Toronto, Ontario, Canada	Director Chief Executive Officer and President, Capital Canada Limited (investment banking firm)	2010
James Pantelidis Toronto, Ontario, Canada	Director Director and Chairman of the Board of Parkland Fuel Corporation (distributor and marketer of fuels and lubricants) Director and Chairman of the Board of EnerCare Inc. (home services company)	2012
Jorge N. Quintas Porto, Portugal	Director President, Nelson Quintas SGPS, SA (manufacturer of electrical and telecommunication cables)	2009
Mary Pat Salomone Naples, Florida	Director (2) Senior Vice President and COO, The Babcock & Wilcox Company 2010 to 2013 (power generation company) Director, TransCanda Corporation (energy infrastructure company) Director, TransCanada Pipelines Limited (energy infrastructure company)	2016
Gregory A.C. Yull Sarasota, Florida	Director CEO and President of the Company since June 2010, President Tapes and Films Division of the Company, 2008 through 2010; prior to that served as Executive Vice President, Industrial Business Unit for Tapes and Films since November 2004	2010
Melbourne F. Yull Sarasota, Florida	Director Executive Director through June 8, 2010 June 2006 – June 2007 – Retired Prior thereto he was Chairman of the Board and Chief Executive Officer of the Company Father of Gregory A.C. Yull	1989-2006 2007

(1)	On June 4, 2015, the Board of Directors appointed Mr. Bunze as the new Chairman of the Board following the retirement of the former Chairman, Mr. Eric E. Baker.
(2)	On November 30, 2015, the Board of Directors appointed Ms. Salomone as a new member of the Board of Directors.

Senior Management

The following table sets forth the name, residence and position of each member of senior management of the Company as of the date hereof, as well as the date upon which each was first elected:

Name and City of Residence	Position and Occupation	First Elected To Office
Gregory A.C. Yull Sarasota, Florida	Chief Executive Officer & President	2010
Jeffrey Crystal, CPA, CA Sarasota, Florida	Chief Financial Officer	2014
Douglas Nalette [1] Longboat Key, Florida	Senior Vice President, Operations	2006
Shawn Nelson [1] Bradenton, Florida	Senior Vice President Sales	2010
Joseph Tocci [1] Bradenton, Florida	Senior Vice President, Logistics and Supply Chain	2013

[1]	Officer of Intertape Polymer Corp., a wholly owned subsidiary of the Company

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

Douglas Nalette was appointed Senior Vice President Operations in 2006.

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

2015		Annual Compensation				Performance Share Unit Plan	Deferred Share Unit Plan
Name and principal position	Salary (1) $	Bonus $	Other $		Director/ Committee Fees (2) $	Awards granted	Awards granted
Eric E. Baker Director	—	—	14,539	(3)	47,733	—	9,245
Robert M. Beil Director	—	—	—		47,000	—	4,775
George J. Bunze Director, Chairman (4)	—	—	—		79,500	—	6,965
Frank Di Tomaso Director	—	—	—		50,500	—	3,000
Robert J. Foster Director	—	—	—		53,000	—	6,878
James Pantelidis Director	—	—	—		46,000	—	3,000
Jorge N. Quintas Director	—	—	—		41,000	—	5,964
Mary Pat Salomone Director (5)	—	—	—		3,000	—	—
Melbourne F. Yull Director	—	—	260,935	(6)	45,000	—	6,315
Gregory A.C. Yull Director, Chief Executive Officer & President	543,269	412,500	41,655	(7)	—	72,960	—
Jeffrey Crystal Chief Financial Officer	337,235	254,926	5,142	(8)	—	20,550	—
Douglas Nalette Senior Vice-President Operations	347,352	175,048	—		—	15,000	—
Shawn Nelson Senior Vice-President Sales	330,918	166,640	—		—	15,000	—
Joseph Tocci Senior Vice-President Logistics & Supply Chain	308,985	155,714	—		—	10,410	—

(1)	Represents amounts included in each executive’s W-2, rather than the base salary amount.
(2)	Represents total compensation for Board and Committee fees, which includes both cash payments and the value of DSUs elected in lieu of cash for such fees.
(3)	Represents amounts paid with respect to a service award. Mr. Baker retired from the Board in June 2015.
(4)	On June 4, 2015, the Board of Directors appointed Mr. Bunze as the new Chairman of the Board following the retirement of the former Chairman, Mr. Baker.
(5)	On November 30, 2015, the Board of Directors appointed Ms. Salomone as a new member of the Board of Directors.
(6)	Mr. Yull receives a pension from Intertape (see Pension and Other Post-Retirement Benefit Plans subsection below).
(7)	Represents a Company leased vehicle, club membership and associated tax gross up paid by Intertape to Mr. Yull pursuant to the terms of Mr. Yull’s employment agreement.
(8)	Represents amounts paid with respect to relocation.

2015 Senior Management Bonus Plan

Each of the members of senior management, received a performance bonus for 2015. Bonuses were paid based on the level of achievement of financial objectives of the Company. The Company attributes to each executive, depending on his or her management level, a bonus target level set as a percentage of his or her salary, representing the amount which will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and twice the target bonus, based on the level of achievement of the predetermined objectives set out at the beginning of the fiscal year. The objectives and weight attached thereto are re-evaluated on an annual basis by the Compensation Committee and communicated to the relevant individuals.

For the fiscal year ended December 31, 2015, the bonuses were based on the Company achieving certain target amounts for:

(i) Adjusted EBITDA, which the Company defines as net earnings (loss) before: (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; (iv) depreciation of property, plant and equipment; (v) manufacturing facility closures, restructuring and other related charges; (vi) stock-based compensation expense (benefit); (vii) impairment of goodwill; (viii) impairment (reversal of impairment) of long-lived assets and other assets; (ix) write-down on assets classified as held-for-sale; (x) (gain) loss on disposal of property, plant, and equipment and (xi) other discrete items as disclosed; and

(ii) Cash flows from operating activities.

At the Compensation Committee’s recommendation, the Board of Directors elected to use Adjusted EBITDA in determining bonuses for 2015 because certain expenses and charges expected (at the time of the Board’s election) to be incurred by the Company during the year (e.g., manufacturing facility closures, restructuring and other related charges) were viewed to be in the long term interest of the Company and that such amounts should not impact the ability of senior management to achieve the performance bonus targets.

The target amount for Adjusted EBITDA for 2015 was set at $116,000,000 (the “Adjusted EBITDA Target”) and the target amount for cash flows from operating activities was set at $83,400,000 (the “Cash Flows Target”). The Company’s Adjusted EBITDA was $102,019,000 which was 87.9% of the Adjusted EBITDA Target. The Company’s cash flows from operating activities for 2015 was $102,268,000 which was 122.6% of the Cash Flows Target.

The following table presents the target incentive compensation as a percentage of salary, the indicators used in 2015 to measure the Company’s performance for purposes of the short term incentive compensation program and their relative weight.

		Gregory A.C. Yull		Jeffrey Crystal		Shawn Nelson		Douglas Nalette		Joseph Tocci
2015 Annual Eligible Base Salary		$550,000		$339,900		$333,282		$350,097		$311,427
Incentive compensation as a percentage of salary	Minimum Target Maximum	0 100 150	% % %	0 75 150	% % %	0 50 100	% % %	0 50 100	% % %	0 50 100	% % %
Relative weight of financial indicators
	Adjusted EBITDA	50%		50%		50%		50%		50%

	Cash flows from operating actives	50%		50%		50%		50%		50%

	Personal Performance Metrics	0%		0%		0%		0%		0%
Total		100%		100%		100%		100%		100%

The bonus is calculated using, for each of the Adjusted EBITDA and Cash flows from operating activities objectives, the following formula and is equal to the sum of all results:

Annual Eligible Base salary at target	X	Bonus percentage (as determined based on the performance relative to the applicable objective’s target and as capped by the applicable maximum)	X	Weight of financial indicator

For purposes of the above calculation, “bonus percentage” is between 35% and 100% if between approximately 90% and 100% of the target objectives were achieved by the Company, respectively. For achievement between 90% and 100%, the “bonus percentage” is interpolated between 35% and 100%. For achievement above 100%, the “bonus percentage” is capped at 100% for purposes of calculating the bonuses for each of the Adjusted EBITDA and cash flows from operating activities objectives but such achievement triggers respective additional “reach” bonuses described below.

The members of senior management were also eligible for an additional bonus calculated using an Adjusted EBITDA target amount of $123,000,000 (the “Reach Adjusted EBITDA Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum (i.e., it cannot exceed 1)):

Actual Adjusted EBITDA – Adjusted EBITDA Target	X	Maximum bonus amount-Target bonus amount	X Weight of financial indicator
Reach Adjusted EBITDA Target – Adjusted EBITDA Target

The members of senior management, were also eligible for an additional bonus calculated using a Cash flows from operating activities target amount of $91,700,000 (the “Reach Cash Flows Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum (i.e., it cannot exceed 1)):

Actual Cash flows from operating activities - Cash Flows Target	X	Maximum bonus amount-Target bonus amount	X Weight of financial indicator
Reach Cash Flows Target – Cash Flows Target

The following table presents the objectives for 2015 approved by the Board of Directors and the results achieved by the Company.

	Target	Result	Evaluation of Performance
Adjusted EBITDA	$116,000,000	$102,019,000	87.9%
Cash flows from operating activities	$83,400,000	$102,268,000	122.6%
Reach Adjusted EBITDA	$123,000,000	$102,019,000	82.9%
Reach Cash Flows	$91,700,000	$102,268,000	111.5%

The following table presents, for each target objective, the bonus amount earned by each member of senior management for 2015.

	Gregory A.C. Yull	Jeffrey Crystal	Shawn Nelson	Douglas Nalette	Joseph Tocci
Adjusted EBITDA	$—	$—	$—	$—	$—

Cash Flows from Operating Activities	$275,000	$127,463	$83,320	$87,524	$77,857

Reach Adjusted EBITDA	$—	$—	$—	$—	$—

Reach Cash Flows	$137,500	$127,463	$83,320	$87,524	$77,857

Total	$412,500	$254,926	$166,640	$175,048	$155,714

Defined Contribution Pension Plans

The Company maintains defined contribution pension plans in the United States and Canada. Each member of senior management participates in the “US Plan”. The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Company may make discretionary contributions for the benefit of eligible employees. The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The following table sets out the Company’s contributions to the pension plan payable for 2015 for each member of senior management.

Name	Company Contributions $
Gregory A.C. Yull	$14,575
Jeffrey Crystal	$14,575
Douglas Nalette	$14,575
Shawn Nelson	$14,575
Joseph Tocci	$14,575

Total Cash Payments

Total cash payments for employee future benefits for 2015, consisting of cash contributed by the Company to its unfunded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $5.4 million ($5.9 million in 2014).

Executive Employment Contracts and Change of Control Agreements

The following agreements between the Company and members of senior management were in effect at the end of 2015.

The Company entered into “change of control” agreements as of January 2001 with Shawn Nelson, as of October 28, 2004 with Douglas Nalette, and as of September 8, 2006 with Joseph Tocci. These agreements provide that if, within a period of six months after a change of control of the Company: (a) the executive voluntarily terminates his employment with the Company; or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to, subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, in deferred compensation, a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to 12 months of such executive’s base remuneration at the effective date of such resignation or termination, and continued insurance coverage then in effect if permitted by its carrier during such period.

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

On August 2, 2010, the Company entered into an Executive Employment Agreement with Gregory A.C. Yull. Pursuant to the terms of the Agreement, Mr. Yull shall receive an annual base salary of $450,000, increased to $475,000 commencing June 1, 2011, $500,000 commencing on June 1, 2012. Annual base salary adjustment shall be determined by the Board as of June 1, 2013 and thereafter. Mr. Yull shall also be entitled to a performance bonus for each fiscal year ranging from zero to 150% of his then current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Yull and the Board. For 2015, Mr. Yull’s bonus was based on the Company achieving certain target amounts for Adjusted EBITDA Targets and Cash Flow Targets, as further described above in the Section entitled “2015 Senior Management Bonus Plan”. During the first three years of Mr. Yull’s employment, commencing June 8, 2010, Mr. Yull was to have been granted 350,000 stock options annually in accordance with the Company’s Executive Stock Option Plan (“ESOP”) and thereafter at the discretion of the Board of Directors. In 2012, instead of receiving an award of 350,000 stock options in accordance with his employment agreement, Mr. Yull agreed to receive 500,905 stock appreciation rights under the Company’s 2012 Stock Appreciation Rights Plan described below. The options granted during each of the first three years became, or shall become, exercisable in annual increments of 25% on each of the first four anniversaries of the grant date. Such options shall expire on the tenth anniversary of the grant date, subject to the early expiry provisions of the ESOP. The exercise price of such options shall be equal to the closing market price on the last trading day prior to the date of such grant. Fifty percent (50%) of the shares acquired by Mr. Yull pursuant to the exercise of the options granted under the Executive Employment Agreement must be retained by Mr. Yull and not sold or disposed of for a period of three years following the date when the option was exercised.

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

On March 21, 2014, the Company and Mr. Crystal mutually agreed to certain terms of employment. Under these terms, Mr. Crystal receives an annual base salary of $330,000. Mr. Crystal is also entitled to a bonus ranging from zero to 50% of his then-current annual base salary based on the achievement of certain target amounts for Adjusted EBITDA Targets and Cash Flow Targets, with the bonus opportunity increasing to 100% of his then-current annual base salary based on the achievement of certain stretch Adjusted EBITDA goals, as further described above in the Section entitled “2015 Senior Management Bonus Plan” (also as further described in such section, certain percentages set forth in the terms of Mr. Crystal’s employment were adjusted in connection with the calculation of his 2015 bonus). In addition, the Company agreed to cover certain of Mr. Crystal’s relocation costs. Further, the terms provide that Mr. Crystal will be entitled to severance pay in an amount equal to twelve months base annual salary, or if Mr. Crystal were terminated within six months of change of control, he will be entitled to severance pay in an amount equal to eighteen months base annual salary. Alternatively, if Mr. Crystal were to resign within six months of change of control, or the Company were to terminate Mr. Crystal after six months of change of control, he will be entitled to severance pay in an amount equal to twelve months base annual salary. Mr. Crystal shall also be entitled to continue insurance coverage then in effect if permitted by its carrier during such period.

Executive Stock Option Plan

In 1992, the Company adopted the Executive Stock Option Plan (the “ESOP”). Since its adoption, the ESOP has been amended on several occasions. The ESOP provides that the total number of common shares reserved for issuance thereunder is equal to 10% of the issued and outstanding common shares of the Company from time to time. The ESOP is considered to be an “evergreen” plan, because the number of common shares covered by options which have been exercised will be available for subsequent grants under the ESOP and the number of options available for grants increases as the number of issued and outstanding common shares of the Company increases. As such, under the rules of the Toronto Stock Exchange, a security-based arrangement such as the ESOP must, when initially put in place, receive shareholder approval at a duly-called meeting of shareholders and the unallocated options are subject to ratification by shareholders every three years thereafter. All unallocated options under the ESOP were ratified, confirmed and approved by shareholders at a special meeting of shareholders of the Company held on June 4, 2015.

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

The following is a description of certain features of the ESOP (for further details regarding the ESOP, please see Exhibit 4.1 to this Form 20-F):

(a)	options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;

(b)	options that are granted to directors who are not executives officers of the Corporation vest 25% on the date of grant, with another 25% vesting on each of the first three anniversaries of the date of the grant. Under the current amended plan, all other options granted vest as to one-third on each of the first, second and third anniversaries of the date of grant. Previously, the ESOP provided that such stock options granted, other than to directors who are not executives, vest 25% per year over four years.

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

As of December 31, 2015, there were options outstanding under the ESOP to purchase an aggregate of 1,617,500 common shares, representing 2.8% of the issued and outstanding common shares of the Company, and a total of 950,625 options exercisable. During 2015, no options were granted.

Year-End Unexercised Options and Option Values

The following table sets out for each of the Directors and members of senior management the total number of unexercised options held as of December 31, 2015 and the value of such unexercised options at that date.

Name	Number of unexercised options at fiscal year-end Exercisable / Unexercisable			Value of unexercised “in the money” options at fiscal year-end Exercisable / Unexercisable CDN$ (1)
Eric E. Baker (2)	—	/	—	—	/	—
Robert M. Beil	20,000	/	2,500	262,525	/	16,625
George J. Bunze	12,500	/	2,500	135,575	/	16,625
Frank Di Tomaso	—	/	—	—	/	—
Robert J. Foster	7,500	/	2,500	49,875	/	16,625
Jorge N. Quintas	15,000	/	2,500	176,825	/	16,625
James Pantelidis	7,500	/	2,500	49,875	/	16,625
Mary Pat Salomone	—	/	—	—	/	—
Melbourne F. Yull	30,000	/	2,500	427,525	/	16,625
Gregory A.C. Yull	522,500	/	252,500	7,125,726	/	1,617,925
Jeffrey Crystal	8,125	/	24,375	53,219	/	159,626
Douglas Nalette	83,125	/	49,375	1,060,638	/	315,913
Shawn Nelson	98,125	/	49,375	1,308,138	/	315,913
Joseph Tocci	42,500	/	40,000	408,075	/	258,350

(1)	The value of unexercised “in-the-money” options is calculated using the closing price of the common shares of Intertape on the Toronto Stock Exchange on December 31, 2015 (CDN$18.69 less the respective exercise prices of the options).
(2)	Mr. Baker retired from the Board in June, 2015

2012 Stock Appreciation Rights Plan

The Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan on June 20, 2012 in lieu of granting stock options in 2012. The purpose of the 2012 Stock Appreciation Rights Plan is to: (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain the key employees necessary for the Company’s long-term success. The 2012 Stock Appreciation Rights Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award stock appreciation rights (“SARs”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years. The Stock Appreciation Rights Plan was amended to include the following language during the year: “the base price of each SAR is confirmed in writing by the Compensation Committee to the participant at the time of grant and once so confirmed, may not be changed” and “once the expiry date of SARs is determined in the applicable Grant Agreement, such expiry date may not be extended.” No SARs were granted in 2015.

The following table sets out for each of the Directors and members of senior management the total number of SARs held as of December 31, 2015 and the value of such unexercised SARs at that date.

Name	Number of unexercised SARs at fiscal year-end Exercisable / Unexercisable			Value of unexercised SARs at fiscal year-end Exercisable / Unexercisable CDN$ (1)
Eric E. Baker(2)	—	/	—	—	/	—
Robert M. Beil	10,000	/	—	111,300	/	—
George J. Bunze	10,000	/	—	111,300	/	—
Frank Di Tomaso	—	/	—	—	/	—
Robert J. Foster	10,000	/	—	111,300	/	—
James Pantelidis	30,000	/	—	333,900	/	—
Jorge N. Quintas	10,000	/	—	111,300	/	—
Mary Pat Salomone	—	/	—	—	/	—
Melbourne F. Yull	10,000	/	—	111,300	/	—
Gregory A.C. Yull	125,226	/	125,226	1,393,765	/	1,393,765
Jeffrey Crystal	—	/	—	—	/	—
Douglas Nalette	20,000	/	20,000	222,600	/	222,600
Shawn Nelson	20,000	/	20,000	222,6000	/	222,600
Joseph Tocci	60,000	/	20,000	667,800	/	222,600

(1)	The value of unexercised SARs is calculated using the closing price of the common shares of Intertape on the Toronto Stock Exchange on December 31, 2015 (CDN$18.69 less the base price of the SARs).
(2)	Mr. Baker retired from the Board in June 2015

Performance Share Unit Plan

On April 22, 2014, the Board of Directors of the Company adopted the PSU Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company, (b) furnish an incentive to such participants to continue their services for the Company and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

PSUs are expensed straight-line over their vesting period. The fair value of the PSU is based on the close price for the common shares of the Company on the Toronto Stock Exchange on the date of the grant adjusted for market-based performance conditions. The PSUs are earned over a three-year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0 to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return ranking versus a specified peer group of companies.

PSU Grants During the Most Recently Completed Fiscal Year

The following table sets out the details of all PSU grants to the members of senior management during the fiscal year ended December 31, 2015.

Name	PSU Awards granted	% of total PSU awards granted in financial year	Market value on date of grant CDN$	Expiration date
Gregory A.C. Yull	72,960	20%	$16.29	3/13/2018
Jeffrey Crystal	20,550	6%	$16.29	3/13/2018
Douglas Nalette	15,000	4%	$16.29	3/13/2018
Shawn Nelson	15,000	4%	$16.29	3/13/2018
Joseph Tocci	10,410	3%	$16.29	3/13/2018

Year-End Unvested PSU Shares and Values

The following table sets out for each of the members of senior management the total number of unvested PSU shares held as of December 31, 2015 and the value of such unvested shares at that date.

Name	Number of unvested PSU at fiscal year-end	Equivalent number of common stock shares at fiscal year-end(1)	Value of unvested shares CDN$ (2)
Gregory A.C. Yull	112,960	169,440	3,166,834
Jeffrey Crystal	37,550	56,325	1,052,714
Douglas Nalette	25,000	37,500	700,875
Shawn Nelson	25,000	37,500	700,875
Joseph Tocci	18,010	27,015	504,910

(1)	The equivalent number of common stock shares earned is based on the Corporation’s level of attainment of the performance objective measured at December 31, 2015. Based on the first quartile TSR ranking, equivalent common shares are 150% of PSU’s granted.
(2)	The value of unvested shares is calculated using the closing price of the common shares of Intertape on the Toronto Stock Exchange on December 31, 2015 (CDN$18.69).

Deferred Share Unit Plan

On April 22, 2014, the Board of Directors of the Company adopted the DSU Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. A DSU, as defined by the Company’s DSU Plan, represents the right of a participant to receive a common share of the Company. Under the DSU Plan, each director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

DSUs received as a result of a grant are expensed immediately. The fair value of DSUs is based on the close price for the common shares of the Company on the Toronto Stock Exchange on the date of the grant. DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period.

DSU Grants During the Most Recently Completed Fiscal Year

The following table sets out the details for the fiscal year ended December 31, 2015 of all DSU grants to Directors, including DSUs elected in lieu of cash by the Directors for semi-annual Director fees. Amounts presented do not include DSUs elected in lieu of cash for semi-annual fees earned that were not granted as of December 31, 2015.

Name	DSU Awards granted	% of total DSU awards granted in financial year	Market value on date of grant CDN$	Expiration date
Eric E. Baker	3,222	7%	$17.74	n/a
	3,000	7%	$19.25	n/a
	3,023	7%	$19.31	n/a
Robert M. Beil	703	2%	$17.74	n/a
	3,000	7%	$19.25	n/a
	1,072	2%	$14.24	n/a
George J. Bunze	1,689	4%	$17.74	n/a
	3,000	7%	$19.25	n/a
	2,276	5%	$14.24	n/a
Frank Di Tomaso	3,000	7%	$19.25	n/a
Robert J. Foster	1,689	4%	$17.74	n/a
	3,000	7%	$19.25	n/a
	2,189	5%	$14.24	n/a
James Pantelidis	3,000	7%	$19.25	n/a
Jorge N. Quintas	1,126	2%	$17.74	n/a
	3,000	7%	$19.25	n/a
	1,838	4%	$14.24	n/a
Mary Pat Salomone	—	—	—	n/a
Melbourne F. Yull	1,345	3%	$17.74	n/a
	3,000	7%	$19.25	n/a
	1,970	4%	$14.24	n/a

Year-End Unsettled DSU Shares and Values

The following table sets out for each of the Directors the total number of unsettled DSU shares held as of December 31, 2015 and the value of such unsettled shares at that date.

Name	Number of unsettled shares at fiscal year-end(1)	Value of unsettled shares CDN$ (1)(2)
Eric E. Baker	—	—
Robert M. Beil	8,749	163,519
George J. Bunze	12,032	224,878
Frank Di Tomaso	6,000	112,140
Robert J. Foster	12,144	226,971
James Pantelidis	6,000	112,140
Jorge N. Quintas	10,594	198,002
Mary Pat Salomone	—	—
Melbourne F. Yull	11,064	206,789

(1)	Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2015.
(2)	The value of unvested shares is calculated using the closing price of the common shares of Intertape on the Toronto Stock Exchange on December 31, 2015 (CDN$18.69).
(3)	Mr. Baker retired from the Board in June 2015.

The following table sets out for each of the Directors the total number of DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2015.

Name	Number of DSUs not yet granted at 12/31/15 (1)	Fees Earned for which DSUs were elected in lieu of cash CDN$
Eric E. Baker (2)	—	—
Robert M. Beil	809	15,020
George J. Bunze	3,848	71,427
Frank Di Tomaso	—	—
Robert J. Foster	2,013	37,383
James Pantelidis	—	—
Jorge N. Quintas	1,438	26,702
Mary Pat Salomone	—	—
Melbourne F. Yull	1,618	30,040

(1)	Estimated DSUs to be granted in lieu of cash for semi-annual directors’ fee earned based on five-day volume weighted average of the closing price of the common shares of Intertape on the Toronto Stock Exchange on December 31, 2015 (CDN$18.56).
(2)	Mr. Baker retired from the Board in June 2015

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

Clawback Policy

In April 2014, the Board of Directors adopted a “clawback” policy, pursuant to which the Company will recoup from executive officers or employees and its subsidiaries, as the case may be, annual incentive bonuses, special bonuses, other incentive compensation and equity-based awards, whether vested or unvested, paid, issued or granted to them, in the event of fraud, restatement of the Company’s financial results, material errors or omissions in the Company’s financial statements, or other events as may be determined from time to time by the Board of Directors in its discretion. To date, the Company has not been required to apply the “clawback” policy.

C.	BOARD PRACTICES

Term

The Company has nine Directors. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on June 9, 2016, at which time the current term of each Director will expire.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is appointed by the Board and is currently composed of four directors, Robert M. Beil (Chairman), Robert J. Foster, Jorge N. Quintas and Mary Pat Salomone, none of whom is or has been at any previous time an employee of the Company or any of its subsidiaries. Each of the Human Resources and Compensation Committee members is independent as that term is defined by the Toronto Stock Exchange and Sarbanes-Oxley Act.

Mr. Beil joined the Dow Chemical Company in 1975 after graduating from Youngstown State University with a BA Degree in Industrial Marketing. During a thirty-two-year career with Dow, Mr. Beil held numerous sales and marketing executive positions, where he had responsibility for the implementation of company compensation schemes for large organizations. In addition, he spent a portion of his career working in Dow’s Human Resources function, which was responsible for compensation design for Dow, a Fortune 500 company.

Mr. Foster graduated from Queen’s University with an MA in Economics, earning his CFA, then managed the research department and worked in corporate finance at one of the major investment dealers in Canada. He founded and serves as President and Chief Executive Officer of Capital Canada Limited, a boutique investment banking firm. He serves on a number of not-for-profit boards and was on the board and audit committee of CHC Helicopters Corporation and Golf Town Income Trust.

Mr. Quintas graduated in Management at INP-Lisbon and initialized his professional career in ALCAN (England). Later he became a Board Member in several industrial companies from power and telecommunication cable production to optic

F=fibers. He was a Board Member at Portgás, a city gas distributor in Portugal. Presently Mr. Quintas is the Chairman of Nelson Quintas Group in Portugal and Board Member of: ECODEAL- dangerous waste recycling plant, NQT- Telecommunication Network in Rio de Janeiro (Brasil) and Audit Committee of Serralves Foundation.

Ms. Salomone graduated from Baldwin Wallace College with a Masters of Business Administration and from Youngstown State University with a Bachelor of Engineering in Civil Engineering. Ms. Salomone is a Director of TransCanda Corporation and TransCanada Pipelines Limited and has served in these roles since 2013. Ms. Salomone is also on the Audit Committee and Health, Safety and Environment Committee of TransCanada Corporation. Ms. Salomone was the Senior Vice President and Chief Operating Officer of The Babcock & Wilcox Company (“B&W”) (power generation company) from January 2010 to June 2013. Prior to that she served as Manager of Business Development from 2009 to 2010 and Manager of Strategic Acquisitions from 2008 to 2009 for Babcock & Wilcox Nuclear Operations Group, Inc. From 1998 through December 2007, Ms. Salomone served as an officer of the Marine Mechanical Corporation, which B&W acquired in 2007, including her term as President and Chief Executive Officer from 2001 through 2007. Ms. Salomone serves as a trustee of the Youngstown State University Foundation. She served on the board of directors of United States Enrichment Corporation from December 2011 to October 2012 and on the Naval Submarine League from 2007 to 2013. She was formerly a member of the Governor’s Workforce Policy Advisory Board in Ohio and the Ohio Employee Ownership Center, and served on the board of Cleveland’s Manufacturing Advocacy & Growth Network.

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

The Human Resources and Compensation Committee Charter is included as Exhibit 15.2 to this Form 20-F.

Audit Committee

The Audit Committee is appointed by the Board and is currently composed of four Directors, Frank Di Tomaso (Chairman), Robert J. Foster, James Pantelidis, and Mary Pat Salomone. Each of the Audit Committee members is independent and financially literate as such terms are defined by Canadian Multilateral Instrument 52-110-Audit Committees.

Mr. Di Tomaso graduated from Concordia University with a Bachelor of Commerce in Accounting and is a Chartered Professional Accountant, a Fellow CPA, FCA and an ICD.D. Mr. Di Tomaso has over 45 years of experience in accounting and auditing. Mr. Di Tomaso was a Partner and Advisory Partner from 1981 until 2012 and served as Director and Member of the Management Committee from 2000 to 2009, of Raymond Chabot Grant Thornton. Mr. Di Tomaso currently serves as Director and Chair of the Audit Committee of ADF Group Inc., Birks Group Inc., and Yorbeau Resources Inc. He is also a Director of National Bank Trust, National Bank Life Insurance Company and Laurentian Pilotage Authority.

For Mr. Foster’s professional experience, please see above under “Human Resources and Compensation Committee.”

Mr. Pantelidis graduated from McGill University with a Bachelor of Science degree and a Master of Business Administration. Mr. Pantelidis has over 30 years of experience in the petroleum industry. Mr. Pantelidis is Chairman of the Board of Parkland Fuel Corporation and has served as a director of Parkland Fuel Corporation since 1999. Mr. Pantelidis is Chairman and Director of EnerCare Inc. since 2002. Mr. Pantelidis also serves on the Board of each of RONA Inc. (Chairman of the Human Resources); Industrial Alliance Insurance and Financial Services Inc. (Chairman of the Investment Committee and member of Human Resources and Compensation Committee). From 2002 to 2006, Mr. Pantelidis was on the board of FisherCast Global Corporation and served as Chairman and Chief Executive Officer from 2004 to 2006. From 2002 to 2004, Mr. Pantelidis was President of J.P. & Associates, a strategic consulting group. Between 1999 and 2001, Mr. Pantelidis served as Chairman and Chief Executive Officer for the Bata International Organization.

For Ms. Salomone’s professional experience, please see above under “Human Resources and Compensation Committee.”

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

The Audit Committee’s Charter is included as Exhibit 15.3 to this Form 20-F.

D.	EMPLOYEES

As of December 31, 2015 the Company had 1,970 total employees; 382 in Canada, 1,517 in the US, 61 in Portugal, and 10 in Mexico and Europe. As of December 31, 2015, 424 held either sales-related, administrative, information technology or research and development positions and 1,546 were employed in operations. Approximately 145 hourly employees at the Company’s Marysville plant are unionized and subject to a collective bargaining agreement which expires on April 30, 2018. Approximately 212 hourly employees at the Company’s Menasha plant are unionized and subject to a collective bargaining agreement which expires on July 31, 2018. Approximately 92 hourly employees at the Company’s Carbondale plant are unionized and subject to a collective bargaining agreement which expires on March 4, 2017. Approximately 15 hourly employees at the Company’s Delta, British Columbia plant are unionized and subject to a collective bargaining agreement which is scheduled to expire on March 31, 2019. Other than the strike at its Brantford, Ontario plant, which was closed in the second quarter of 2011, the Company has never experienced a work stoppage and it considers its employee relations to be satisfactory. The Company does not employ a significant number of temporary employees.

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

The following table sets out for each of the Directors and members of senior management the number of shares of the Company owned or controlled by each, as of March 9, 2016.

Name	Number of Shares Owned	% of Shares Outstanding
Eric E. Baker(1)	N/A	N/A
Robert M. Beil	50,196	0.09%
George J. Bunze	53,371	0.09%
Frank Di Tomaso	10,000	0.02%
Robert J. Foster	65,000	0.11%
James Pantedilis	10,000	0.02%
Jorge N. Quintas	39,357	0.07%
Mary Pat Salomone	—	—
Melbourne F. Yull	2,035,829	3.47%
Gregory A.C. Yull	595,464	1.01%
Jeffrey Crystal	4,200	0.01%
Douglas Nalette	108,849	0.19%
Shawn Nelson	131,596	0.22%
Joseph Tocci	63,252	0.11%

(1)	Mr. Baker retired from the Board in June 2015.

As of March 9, 2016, the Directors and senior management owned an aggregate of 3,167,114 common shares of the Company, being 5.4% of the issued and outstanding common shares of the Company. The common shares held by the Directors and senior management do not have different voting rights from those held by the other shareholders of the Company.

Please see the heading “Executive Stock Option Plan” above in this section for a description of the Company’s Amended Executive Stock Option Plan.

The following table sets forth all vested and unvested outstanding options granted to the Company’s Directors and senior management through December 31, 2015:

Name	Number of options outstanding	Exercise price of options CDN$	Expiration date of options
Eric E. Baker (1)	—	—	n/a
Robert M. Beil	2,500	2.19	6/10/2016
	10,000	1.55	6/7/2017
	10,000	12.04	6/5/2019
George J. Bunze	5,000	1.55	6/7/2017
	10,000	12.04	6/5/2019
Frank Di Tomaso	—	—	n/a
Robert J. Foster	10,000	12.04	6/5/2019
James Pantelidis	10,000	12.04	6/5/2019
Jorge N. Quintas	2,500	2.19	6/10/2016
	5,000	1.55	6/7/2017
	10,000	12.04	6/5/2019
Mary Pat Salomone	—	—	n/a
Melbourne F. Yull	12,500	2.19	6/10/2016
	10,000	1.55	6/7/2017
	10,000	12.04	6/5/2019
Gregory A.C. Yull	350,000	1.55	6/7/2021
	265,000	12.04	6/5/2023
	160,000	12.55	3/17/2024
Jeffrey Crystal	32,500	12.14	5/13/2020
Douglas Nalette	50,000	1.80	6/27/2017
	50,000	12.04	6/5/2019
	32,500	12.55	3/17/2020
Shawn Nelson	15,000	2.19	6/10/2016
	50,000	1.80	6/27/2017
	50,000	12.04	6/5/2019
	32,500	12.55	3/17/2020
Joseph Tocci	12,500	1.80	6/27/2017
	50,000	12.04	6/5/2019
	20,000	12.55	3/17/2020

(1)	Mr. Baker retired from the Board in June 2015.

Item 7:	Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS

As of December 31, 2015, to the knowledge of the Company, the following are the only persons who beneficially own, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company (“Major Shareholders”). Also provided below is a three-year history of their stock ownership:

Name and place of residence	# / % 12/31/2015		# / % 12/31/2014	# / % 12/31/2013
FMR, LLC Boston, Massachusetts	8,193,799 / 13.97	(1)	6,675,400 / 11.05	7,744,300 / 12.74
Letko, Brosseau & Associates Inc. Montreal, Québec	3,408,070 / 5.80	(2)	3,779,901 / 6.25	4,961,618 / 8.16

(1)	Based on report dated February 12, 2016 filed by FMR LLC with the United States Securities and Exchange Commission.
(2)	Based on report dated January 8, 2016 filed by Letko, Brosseau & Associates Inc. with the United States Securities and Exchange Commission.

The Major Shareholders of the Company do not have any voting rights that differ from the other shareholders of the Company.

As of December 31, 2015, the number record holders in Canada, the United States and elsewhere are 10,263, 818 and 222 respectively. Of the 58,667,535 common shares issued and outstanding, such record holders hold 28,747,092 shares in the United States, 26,987,066 shares in Canada and 2,933,377 shares elsewhere, equaling 49%, 46% and 5%, respectively.

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

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of Mr. Crystal’s home in Montreal, Quebec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. On April 15, 2015, the home was sold and the Company was reimbursed for the purchase funding.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

Item 8:	Financial Information

Intertape’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards.

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements of Intertape for the years ended December 31, 2015, 2014, and 2013 include the following:

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

Legal or Arbitration Proceedings

On July 3, 2014, the Company was informed of a complaint filed on June 27, 2014 by its former Chief Financial Officer with the Occupational Safety and Health Administration of the US Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company aggressively contested the allegations and, it believes, demonstrated that the former Chief Financial Officer’s assertions are without merit.

In a letter dated July 16, 2015, OSHA informed the Company that the former Chief Financial Officer had withdrawn his OSHA complaint in order to file a complaint against the Company in U.S. federal district court. The withdrawal occurred prior to any determination by OSHA regarding the complaint.

On November 5, 2015, the former Chief Financial Officer filed a lawsuit in the United States District Court for the Middle District of Florida. The lawsuit is premised on essentially the same facts and makes essentially the same allegations as asserted in his OSHA complaint; the lawsuit seeks unspecified damages and a trial by jury. The Company is not currently able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of December 31, 2015.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually, or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of December 31, 2015.

Dividends

The Board of Directors of the Company adopted a Dividend Policy on August 14, 2012 providing for semi-annual dividend payments. On August 14, 2013, the Board of Directors modified the Company’s dividend policy to provide for quarterly dividend payments. On July 7, 2014, the Board of Directors further modified the Company’s dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per common share. On August 12, 2015, the Board of Directors of the Company amended the quarterly dividend policy to increase the annualized dividend from $0.48 to $0.52 per share. So long as the payments do not result in a violation of the Company’s covenants with its lenders, and subject to the provisions of the Canada Business Corporations Act relating to the declaration and payment of dividends, there are no other restrictions that would prevent the Company from paying dividends. The following table sets forth the dividends paid as of December 31, 2015:

	Date Declared	Record Date	Date Paid	Amount per Share
Dividends per Share
	8/14/2012	9/21/2012	10/10/2012	CDN $0.08
	3/6/2013	3/25/2013	4/10/2013	USD $0.08
	8/14/2013	9/16/2013	9/30/2013	USD $0.08
	11/12/2013	12/16/2013	12/30/2013	USD $0.08
	2/6/2014	3/19/2014	3/31/2014	USD $0.08
	5/7/2014	6/17/2014	6/30/2014	USD $0.08
	8/5/2014	9/15/2014	9/30/2014	USD $0.12
	11/4/2014	12/15/2014	12/31/2014	USD $0.12
	3/9/2015	3/19/2015	3/31/2015	USD $0.12
	5/11/2015	6/15/2015	6/30/2015	USD $0.12
	8/12/2015	9/15/2015	9/30/2015	USD $0.13
	11/11/2015	12/15/2015	12/31/2015	USD $0.13

The Company has determined it is appropriate to declare its dividend in US dollars because most of its cash flows are in US dollars. The Company has paid no other dividend in the past three years other than as set forth above. For details regarding the Company’s covenants with its lenders please refer to the Credit Facility Agreement filed as Exhibit 4.8 to this Form 20-F.

B.	SIGNIFICANT CHANGES

No significant changes have occurred since the date of the annual financial statements.

Item 9:	The Offer and Listing

A.	OFFER AND LISTING DETAILS

The following table sets forth the reporting of the high and low prices for Intertape shares on the Toronto Stock Exchange for the periods indicated. Also set forth below are the high and low prices for Intertape shares on OTC Pink Marketplace.

Year	Period	Toronto Stock Exchange (CDN$)		OTC Pink Marketplace
		High	Low	High	Low
2010	Annual	3.60	0.92	3.43	0.93
2011	Annual	3.39	1.02	3.30	1.04
2012	Annual	9.07	3.12	9.17	3.08
2013	Annual	15.62	7.96	15.20	8.09
2014	Annual	19.95	11.12	17.36	10.10
2015	Annual	20.51	13.67	16.65	10.30

2013	First Quarter	11.07	7.96	10.86	8.09
	Second Quarter	13.28	10.63	12.62	10.40
	Third Quarter	15.62	11.37	15.20	11.16
	Fourth Quarter	15.50	12.36	14.89	11.95

2014	First Quarter	14.05	11.12	13.23	10.10
	Second Quarter	13.21	11.50	11.96	10.73
	Third Quarter	16.37	11.84	14.82	11.24
	Fourth Quarter	19.95	14.53	17.36	12.89

2015	First Quarter	20.51	16.74	16.41	13.43
	Second Quarter	20.31	16.21	16.65	13.60
	Third Quarter	20.21	13.67	15.58	10.30
	Fourth Quarter	19.01	13.96	14.19	10.82

2015	September	14.95	13.72	11.32	10.30
	October	15.77	13.96	11.79	10.82
	November	19.01	14.59	14.19	11.15
	December	18.90	17.77	14.13	12.87

2016	January	18.61	16.06	13.21	11.33
	February	16.74	15.46	12.13	11.19

Intertape has authorized an unlimited number of voting common shares without par value. The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares. As of December 31, 2015, there were 58,667,535 issued and outstanding common shares and no issued and outstanding preferred shares of the Company.

B.	PLAN OF DISTRIBUTION

Not Applicable.

C.	MARKETS

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol “ITP.” The Company’s common shares are traded in the US on the OTC Pink Marketplace.

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

On November 11, 2015, the Board of Directors adopted a new By-Law 2015-1. Under the Canada Business Corporations Act, By-law 2015-1 is in force, but must be confirmed by the Company’s shareholders at the next shareholders’ meeting. If By-law 2015-1 is not confirmed at the shareholders’ meeting, it will cease to have effect at that time.

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

Class A Preferred Shares

The Board of Directors may at any time and from time to time issue non-voting Class A preferred shares in one or more series, each series to consist of such number of shares, designation, rights, restrictions, conditions and limitations (including any sinking fund provisions) as may, before the issuance thereof, be determined by the Board of Directors. The Class A preferred shares are entitled to preference over the common shares with respect to the payment of dividends. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company among shareholders for the purpose of winding-up its affairs, the holders of the Class A preferred shares will, before any amount is paid to, or any property or assets of the Company distributed among, the holders of the common shares, be entitled to receive: (i) an amount equal to the amount paid-up on such shares together with, in the case of cumulative Class A preferred shares, all unpaid cumulative dividends and, in the case of non-cumulative Class A preferred shares, all declared and unpaid non-cumulative dividends; and (ii) if such liquidation, dissolution, winding-up or distribution is voluntary, an additional amount equal to the premium, if any, which would have been payable on the redemption of the Class A preferred shares if they had been called for redemption by the Company on the date of distribution.

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

The following is a description of the material contracts Intertape was a party to during the last two fiscal years ended December 31, 2015, regardless of when they were initially entered into by Intertape, either directly or through one of its subsidiaries, and that are not in the ordinary course of Intertape’s business:

•	an Amended Executive Stock Option Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Executive Stock Option Plan, see Exhibit 4.1 to this Form 20-F.

•	a Stock Appreciation Rights Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Stock Appreciation Rights Plan, as amended, see Exhibit 4.2 to this Form 20-F. The Stock Appreciation Rights Plan was amended so that the base price of each SAR is confirmed in writing by the Compensation Committee to the participant at the time of grant and once so confirmed, may not be changed and once the expiry date of SARs is determined in the applicable Grant Agreement, such expiry date may not be extended.

•	a Performance Share Unit Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Performance Shared Unit Plan, see Exhibit 4.3 to this Form 20-F.

•	a Deferred Share Unit Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Deferred Shared Unit Plan, see Exhibit 4.4 to this Form 20-F.

•	a Loan and Security Agreement dated March 28, 2008 (and since amended on June 18, 2008, March 23, 2011, February 1, 2012, and November 25, 2013 and since paid off and satisfied on November 18, 2014), among certain subsidiaries of the Company, the Lenders referred to therein, and Bank of America, N.A., as Agent, for a $200.0 million asset based loan (“ABL”). The amount of borrowings available to the Company under the ABL was determined by its applicable borrowing base from time to time. The borrowing base was determined by calculating a percentage of eligible trade accounts receivable, inventories and property, plant, and equipment. The ABL was priced at 30-day LIBOR plus a loan margin determined from a pricing grid. The loan margin declined as unused availability increased. The loan margin pricing grid ranged from 1.75% to 2.25%. Unencumbered real estate was subject to a negative pledge in favor of the ABL lenders. However, the Company retained the ability to secure financing on all or a portion of its owned real estate up to $35 million of real estate mortgage financing and have the negative pledge in favor of the ABL lenders terminated. The Company had the ability to secure financing up to $45 million in connection with the purchase of fixed assets under a permitted purchase money debt facility. The ABL had one financial covenant, a fixed charge ratio of 1.0 to 1.0. The ratio compared EBITDA (as defined in the ABL) less capital expenditures and pension plan payments in excess of pension plan expense to the sum of debt service and the amortization of the value of equipment in the borrowing base. The financial covenant became effective only when unused availability dropped below $25.0 million. While the ABL was to mature in February 2017, Intertape paid off and satisfied the ABL on November 18, 2014 and replaced it with the Revolving Credit Facility. For a copy of the Loan and Security Agreement, see Exhibit 4.5 to this Form 20-F.

•	an Equipment Finance Agreement dated August 14, 2012 in the amount of up to $24.0 million (which was later increased to $25.7 million as of March 26, 2014) for qualifying US capital expenditures during the period May 2012 through March 31, 2014. The Equipment Finance Agreement allowed for periodic scheduling of amounts with each schedule having a term of sixty months and a fixed interest rate for leases scheduled prior to March 31, 2014. For a copy of the Equipment Finance Agreement, see Exhibit 4.6 to this Form 20-F. The Company has entered into the five schedules as listed below.

Date Entered	Amount	Interest Rate	Payments	Last Payment due
September 27, 2012	$2.7 million	2.74%	$48,577	October 1, 2017
December 28, 2012	$2.6 million	2.74%	$46,258	January 1, 2018
June 28, 2013	$2.2 million	2.90%	$39,329	July 1, 2018
December 31, 2013	$14.7 million	2.90%	$263,450	January 1, 2019
April 1, 2014	$3.5 million	2.95%	$62,263	April 1, 2019

•	a Revolving Credit Facility Agreement dated November 18, 2014, among Intertape and certain of its subsidiaries, the Lenders referred to therein, Wells Fargo Bank, National Association as Administrative Agent, Swingline Lender and Issuing Lender, Bank of America, N.A. as Syndication Agent, and Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint Lead Arrangers and Joint Bookrunners. The Revolving Credit Facility Agreement provides for a five-year $300 million Revolving Credit Facility. The Revolving Credit Facility replaced the ABL. The Revolving Credit Facility Agreement includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of this facility (subject to the Revolving Credit Facility Agreement’s terms and lender approval) if needed. The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR for US dollar loans and CDOR for Canadian dollar loans plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (150 basis points as of December, 2015 and 125 basis points on December 31, 2014). The Revolving Credit Facility Agreement includes certain financial covenant obligations. The amount of capital expenditures in any fiscal year is limited to $50 million. Any portion of the allowable $50 million not expended in the year may be carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter. The consolidated total leverage ratio may not exceed 3.25 to 1.00 (subject to increase to 3.75 to 1.00 for the first four quarters following an acquisition with a price not less than $50 million), and the consolidated debt service coverage ratio may not be less than 1.50 to 1.00. The consolidated total leverage ratio compares consolidated total indebtedness to consolidated EBITDA (as defined in the Revolving Credit Facility Agreement). The consolidated debt service coverage ratio compares consolidated EBITDA (less certain taxes and dividends), to the sum of consolidated interest expense plus scheduled principal payments. The Revolving Credit Facility Agreement also includes certain other affirmative and negative covenants, subject to certain exceptions and limitations, including restrictions on indebtedness, liens, investments, and distributions. Reference is made to the Revolving Credit Facility Agreement for more detailed information regarding specific covenants, defined terms and conditions. For a copy of the Revolving Credit Facility Agreement, see Exhibit 4.7 to this Form 20-F.

•	the Rights Plan dated December 14, 2015 with CST Trust Company. The purpose of the Shareholder Rights Plan is to provide IPG’s Board of Directors with additional time, in the event of an unsolicited takeover bid, to develop and propose alternatives to the bid and negotiate with the bidder, as well as to ensure equal treatment of shareholders in the context of an acquisition of control made other than by way of an offer to all shareholders, and lessen the pressure on shareholders to tender a bid.

IPG’s Board of Directors has implemented the Rights Plan by authorizing the issuance of one right (a “Right”) in respect of each common share outstanding at the close of business on December 14, 2015 (the “Record Time”) and in respect of each voting share issued by IPG after the Record Time. The Rights trade with, and are represented by, the common shares. Until such time as the Rights separate, when they become exercisable, Rights certificates will not be distributed to shareholders and no further action is required by shareholders. If a person, or a group acting jointly or in concert (each, an “Offeror”), acquires beneficial ownership of 20% or more of the then outstanding voting shares (other than pursuant to an exemption available under the Rights Plan), Rights (other than those held by such Offeror, which will become void) will separate and permit the holders thereof to purchase additional shares at a substantial discount to the market price of the shares at that time. Pursuant to the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders will be deemed to be a “permitted bid” and will not trigger a separation under the Rights Plan. These criteria require, among other things, that the bid be made by way of a takeover bid circular to all holders of voting shares other than the Offeror, that all shareholders be treated equally and that the bid remain open for acceptance by shareholders for at least 60 days or such longer period as may be prescribed by law as the minimum deposit period.

Prior to separation, the Rights Plan is not dilutive and will not affect reported earnings per share or change the way in which shareholders would otherwise trade shares. Upon separation, reported earnings per share, on a fully diluted or non-diluted basis, may be affected. Shareholders who do not exercise their Rights upon separation may suffer substantial dilution along with the Offeror.

Under the policies of the TSX, the Rights Plan must be ratified by the shareholders of the Corporation at a meeting held within six months following the adoption of the Rights Plan, failing which the Rights Plan must be immediately cancelled and any rights issued thereunder must be immediately redeemed or cancelled. Accordingly, on June 9, 2016, shareholders will be asked to approve a resolution ratifying and approving the Rights Plan.

For a copy of the Rights Plan, see Exhibit 2.1 to this Form 20-F.

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

Except as provided in the Investment Canada Act (Canada), the Competition Act (Canada), and/or the Canada Transportation Act (Canada), which have provisions that may potentially restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the Company’s common shares under the laws of Canada or in its charter documents. The following summarizes the principal features of the Investment Canada Act, the Competition Act and the Canada Transportation Act for non-Canadian residents proposing to acquire the Company’s common shares.

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

The Investment Canada Act governs acquisitions of control of Canadian businesses by non-Canadians. Under the Investment Canada Act, non-Canadian individuals or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Innovation, Science and Economic Development Canada (or in the case of “cultural businesses”, Heritage Canada), subject to certain statutory exemptions. The relevant Minister may review any transaction which constitutes an acquisition of control of a Canadian business, where certain thresholds are exceeded (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is a “cultural business” (as defined in the legislation and its regulations), or where the investment could be injurious to Canada’s national security. For acquisitions of control of businesses which do not involve a cultural business or present national security issues, no change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor. Different rules apply to acquisitions of control of businesses related to Canada’s cultural heritage or national identity, or present national security concerns.

If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Innovation, Science and Economic Development Canada or Heritage Canada prior to implementation of the investment. An investment subject to review may not be implemented until the review has been completed and the Minister responsible is satisfied that the investment is likely to be of “net benefit” to Canada. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian cannot implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment. Different rules apply if the Minister determines that the investment may be injurious to Canada’s national security.

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

(c)	the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through ownership of the Company’s common stock, remains unchanged.

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

Whether or not a merger is subject to pre-merger notification to the Commissioner of Competition, the Commissioner of Competition may commence an application for relief in the Competition Tribunal on the basis that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially in a relevant market. Such applications for relief are subject to a one-year limitation period from the merger’s substantial completion.

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

Information for this Item is set forth in Note 21 to the 2015 audited Consolidated Financial Statements under Item 18.

Item 12:	Description of Securities Other than Equity Securities

Not Applicable.

PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

Not Applicable.

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

Item 15:	Controls and Procedures

(a) Disclosure Controls and Procedures. Intertape Polymer Group Inc. maintains disclosure controls and procedures designed to ensure not only that information required to be disclosed in its reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, but also that information required to be disclosed by the Company is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2015. They concluded based on such evaluation that the Company’s disclosure controls and procedures were effective.

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

Management conducted an assessment of the effectiveness of the Company’s internal cont – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015 based on those criteria.

(c) Attestation Report of Raymond Chabot Grant Thornton LLP. The Company’s independent auditors, Raymond Chabot Grant Thornton LLP, audited the annual consolidated financial statements included in this annual report and audited the Company’s internal control over financial reporting as of December 31, 2015 and included in the Consolidated Financial Statements referenced in Item 18 of this Form 20-F its report on the Company’s internal control over financial reporting.

(d) Changes in Internal Control Over Financial Reporting. There have been no changes in the Company’s internal control over financial reporting that occurred during 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16:	[RESERVED]

Item 16A:	Audit Committee Financial Expert

The Board of Directors of Intertape has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Frank Di Tomaso, having over 45 years of experience with Raymond Chabot Grant Thornton, and having the attributes set forth in Paragraph 16A(b) of the General Instructions to Form 20-F, has been determined to be an audit committee financial expert. Further, Mr. Di Tomaso is “independent” as that term is defined by the Toronto Stock Exchange and Sarbanes-Oxley Act.

Item 16B:	Code of Ethics

Intertape has adopted a code of ethics entitled “Intertape Polymer Group Inc. Code of Business Conduct and Ethics”, which is applicable to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and all persons performing similar functions. A copy of the Company’s Code of Business Conduct and Ethics has been posted on the Company’s website at http://www.itape.com under “Investor Relations”, “Corporate Governance”, “Governance Documents”. Any amendments to, or waiver from, any provision of the Code of Business Conduct and Ethics will be posted on the Company’s website at the above address.

Item 16C:	Principal Accountant Fees and Services

The following table sets forth the fees billed (in Canadian dollars) for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, Intertape’s independent auditors, for the fiscal years ended December 31, 2015, and December 31, 2014:

	2015 $	2014 $
Audit Fees	790,500	953,000
Audit-Related Fees	59,000	5,850
Tax Fees	257,620	114,275
All Other Fees	—	—

Total Fees	1,107,120	1,073,125

(a) Audit Fees. Audit fees were for professional services rendered for the integrated audit of Intertape’s consolidated financial statements and internal control over financial reporting, assisting its Audit Committee in discharging its responsibilities for the review of the Company’s interim unaudited consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as consent letters and assistance and review of documents filed with the Securities and Exchange Commission and Canadian securities regulatory authorities

(b) Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of Intertape’s consolidated interim unaudited financial statements and are not reported under the caption “Audit Fees” above. These services included consultations concerning financial accounting and reporting standards.

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

Item 16D:	Exemptions from the Listing Standards for Audit Committee

Not Applicable.

Item 16E:	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Period	(a) Total number of subordinate voting shares purchased	(b) Average price paid per subordinate voting share	(c) Total number of subordinate voting shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of subordinate voting shares that may yet be purchased under the plans or programs (shares in millions)
January 1, 2015 – January 31, 2015	—	—	—	1,402,500
February 1, 2015 – February 28, 2015	—	—	—	1,402,500
March 1, 2015 – March 31, 2015	619,988	13.82	619,988	782,512
April 1, 2015 – April 30, 2015	248,900	14.25	248,900	533,612
May 1, 2015 – May 31, 2015	98,200	13.91	98,200	435,412
June 1, 2015 – June 30, 2015	—	—	—	435,412
July 1, 2015 – July 31, 2015 (1)	—	—	—	2,000,000
August 1, 2015 – August 31, 2015 (1)	284,200	10.90	284,200	1,715,800
September 1, 2015 – September 30, 2015 (1)	869,300	10.80	869,300	846,500
October 1, 2015 – October 31, 2015 (1)	366,600	10.95	366,600	479,000
November 1, 2015 – November 30, 2015 (1)	—	—	—	2,479,900
December 1, 2015 – December 31, 2015 (1)	—	—	—	2,479,900
	2,487,188	12.06	2,487,188	2,479,900

1)	On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective on July 10, 2014. In connection with this NCIB, the Company was entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. This NCIB, which was scheduled to expire on July 9, 2015, was renewed effective July 10, 2015. This renewed NCIB expires on July 9, 2016. On November 11, 2015, the Toronto Stock Exchange approved an amendment to the Company’s NCIB, as a result of which the Company will be entitled to repurchase for cancellation up to 4,000,000 common shares. As of December 31, 2015, the Company has repurchased 2,487,188 common shares at an average price of CDN$15.52 per share, including commissions, for a total purchase price of $30.0 million.

Item 16F:	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G:	Corporate Governance

Not Applicable.

Item 16H:	Mine Safety Disclosure

Not Applicable.

PART III

Item 17:	Financial Statements

Not Applicable.

Item 18:	Financial Statements

The Consolidated Financial Statements required under Item 18 of this Form 20-F are attached hereto as Exhibit “A”.

Item 19:	Exhibits

The Consolidated Financial Statements and the following exhibits are filed as part of this Annual Report on Form 20-F and are incorporated herein by reference.

A.	Consolidated Financial Statements

•	Management’s Responsibility for Financial Statements

•	Management’s Report on Internal Control over Financial Reporting

•	Independent Auditor’s Report of Registered Public Accounting Firm

•	Independent Auditor’s Report of Registered Public Accounting Firm on Internal Control over Financial Reporting

•	Consolidated Financial Statements

•	Consolidated Earnings

•	Consolidated Comprehensive Income

•	Consolidated Changes in Shareholders’ Equity

•	Consolidated Cash Flows

•	Consolidated Balance Sheets

•	Notes to Consolidated Financial Statements

B.	Exhibits:

1.1	Articles of Amalgamation as amended incorporated herein by reference to Exhibit 3.3 to S-4 filed October 26, 2004, File No. 333-119982-26.

1.2	General By-law 2003-1 incorporated herein by reference to Exhibit 3.4 to S-4 filed October 26, 2004, File No. 333-119982-26.

1.3	By-Law 2015-1, filed under 6-K on December 1, 2015, Film No. 151262916.

2.1	Shareholder Rights Plan Agreement with CST Trust Company, dated December 14, 2015.

4.1	Amended Executive Stock Option Plan incorporated herein by reference to S-8 filed November 7, 2012, File No. 333-184797. Executive Stock Option Plan (as amended and consolidated to June 11, 2014) filed under 6-K on June 18, 2014, Film No. 14928713.

4.2	Stock Appreciation Rights Plan, as amended.

4.3	Deferred Share Unit Plan filed under 6-K on June 18, 2014, Film No. 14928673.

4.4	Performance Share Unit Plan filed under 6-K on June 18, 2014, Film No. 14928649.

4.5	Loan and Security Agreement filed under 6-K on May 8, 2008, Film No. 08813597. First and Second Amendments filed under 6-K on April 29, 2011, Film No. 11793224, Third Amendment to Loan and Security Agreement filed under 6-K on February 2, 2012, Film No. 12566721, and Fourth Amendment filed under 6-K on February 13, 2014, Film No. 14605422.

4.6	Equipment Finance Agreement filed under 6-K on September 5, 2012, Film No. 121073380.

4.7	Credit Facility Agreement filed under 6-K on November 18, 2014, Film No. 141232715.

8.1	A list of all of Intertape’s significant subsidiaries is set forth in Item 4C of this Form 20-F.

10.1	During 2015, Intertape was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR. Intertape’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which Intertape’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Human Resources and Compensation Committee Charter incorporated herein by reference to Exhibit 14.1 to 20-F filed March 26, 2013.

15.3	Audit Committee Charter, as amended.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Intertape Polymer Group Inc.

By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, Chief Executive Officer

Dated March 31, 2016

Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31, 2015, 2014 and 2013

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

The Audit Committee, all of whose members are independent directors, is involved in the review of the consolidated financial statements and other financial information.

The Audit Committee’s role is to examine the consolidated financial statements and annual report and once approved, recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditor to review its audit plan and discuss the results of its examinations. The Audit Committee is also responsible for recommending the nomination of the external auditor.

The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on June 4, 2015, to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Its reports indicating the scope of its audits and its opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Jeffrey Crystal

Jeffrey Crystal

Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 9, 2016

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2015 based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2015 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in their report which follows.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Jeffrey Crystal

Jeffrey Crystal

Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 9, 2016

Independent Auditor’s Report of

Registered Public Accounting Firm

To the Shareholders of

Intertape Polymer Group Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intertape Polymer Group Inc. which comprise the consolidated balance sheets as at December 31, 2015 and 2014 and the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intertape Polymer Group Inc. as at December 31, 2015 and 2014, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2015, based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2016, expressed an unqualified opinion on Intertape Polymer Group Inc.’s internal control over financial reporting.

Montreal, Canada March 9, 2016

[1] CPA auditor, CA, public accountancy permit No. A120795

Independent Auditor’s Report of

Registered Public Accounting Firm on

Internal Control over Financial Reporting

To the Shareholders of

Intertape Polymer Group Inc.

We have audited Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2015, based on criteria established in “2013 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015 based on criteria established in “2013 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 and our report dated March 9, 2016 expressed an unqualified opinion thereon.

Montreal, Canada March 9, 2016

[1] CPA auditor, CA, public accountancy permit No. A120795

Intertape Polymer Group Inc.

Consolidated Earnings

Years ended December 31, 2015, 2014 and 2013

(In thousands of US dollars, except per share amounts)

	2015	2014	2013
	$	$	$
Revenue	781,907	812,732	781,500
Cost of sales	613,895	649,099	623,006

Gross profit	168,012	163,633	158,494

Selling, general and administrative expenses	84,072	85,955	82,682
Research expenses	9,459	7,873	6,900

	93,531	93,828	89,582

Operating profit before manufacturing facility closures, restructuring and other related charges	74,481	69,805	68,912
Manufacturing facility closures, restructuring and other related charges (Note 4)	3,666	4,927	30,706

Operating profit	70,815	64,878	38,206
Finance costs (Note 3)
Interest	3,553	4,631	5,707
Other (income) expense, net	(393)	1,528	946

	3,160	6,159	6,653

Earnings before income tax expense (benefit)	67,655	58,719	31,553
Income tax expense (benefit) (Note 5)
Current	8,185	3,665	3,622
Deferred	2,798	19,238	(39,426)

	10,983	22,903	(35,804)

Net earnings	56,672	35,816	67,357

Earnings per share (Note 6)
Basic	0.95	0.59	1.12
Diluted	0.93	0.58	1.09

The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Years ended December 31, 2015, 2014 and 2013

(In thousands of US dollars)

	2015	2014	2013
	$	$	$
Net earnings	56,672	35,816	67,357

Other comprehensive income (loss)
Change in fair value of interest rate swap agreement designated as a cash flow hedge (net of deferred income tax benefit of $166 in 2015, and nil in 2014 and 2013) (Note 21)	(272)	—	—
Change in cumulative translation adjustments	(12,294)	(7,343)	(3,978)

Items that will be reclassified subsequently to net earnings	(12,566)	(7,343)	(3,978)

Remeasurement of defined benefit liability (net of income tax (expense) benefit of ($964), $3,183 in 2014 and ($6,160) in 2013) (Note 17)	1,586	(5,023)	11,501
Deferred tax benefit due to the recognition of US deferred tax assets (Note 5)	—	—	4,671

Items that will not be reclassified subsequently to net earnings	1,586	(5,023)	16,172

Other comprehensive income (loss)	(10,980)	(12,366)	12,194

Comprehensive income for the period	45,692	23,450	79,551

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2013

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$
Balance as of December 31, 2012	59,625,039	351,702	16,386	3,208	(217,462)	153,834

Transactions with owners
Exercise of stock options (Note 15)	1,151,610	3,760				3,760
Excess tax benefit on exercised stock options (Note 5)		2,030				2,030
Excess tax benefit on outstanding stock options (Note 5)			4,675			4,675
Stock-based compensation expense (Note 15)			1,145			1,145
Stock-based compensation expense credited to capital on options exercised (Note 15)		1,709	(1,709)			—
Dividends on common shares (Note 15)					(14,567)	(14,567)

	1,151,610	7,499	4,111		(14,567)	(2,957)

Net earnings					67,357	67,357
Other comprehensive income
Remeasurement of defined benefit liability (net of income tax expense of $6,160) (Note 17)					11,501	11,501
Deferred tax benefit due to the recognition of US deferred tax assets (Note 5)					4,671	4,671
Changes to cumulative translation adjustments				(3,978)		(3,978)

				(3,978)	16,172	12,194

Comprehensive income for the period				(3,978)	83,529	79,551

Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2014

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$
Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

Transactions with owners
Exercise of stock options (Note 15)	256,677	843				843
Excess tax benefit on exercised stock options (Note 5)		732	(732)			—
Excess tax benefit on outstanding stock awards (Note 5)			2,535			2,535
Stock-based compensation expense (Note 15)			2,482			2,482
Stock-based compensation expense credited to capital on options exercised (Note 15)		289	(289)			—
Repurchases of common stock (Note 15)	(597,500)	(3,225)			(4,597)	(7,822)
Dividends on common shares (Note 15)					(24,416)	(24,416)

	(340,823)	(1,361)	3,996		(29,013)	(26,378)

Net earnings					35,816	35,816
Other comprehensive loss
Remeasurement of defined benefit liability (net of income tax benefit of $3,183) (Note 17)					(5,023)	(5,023)
Changes to cumulative translation adjustments				(7,343)		(7,343)

				(7,343)	(5,023)	(12,366)

Comprehensive income for the period				(7,343)	30,793	23,450

Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	(146,720)	227,500

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2015

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$
Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	—	(8,113)	(146,720)	227,500

Transactions with owners
Exercise of stock options (Note 15)	712,500	1,559						1,559
Excess tax benefit on exercised stock options (Note 5)		2,088	(2,088)					—
Excess tax benefit on outstanding stock awards (Note 5)			(1,502)					(1,502)
Stock-based compensation expense (Note 15)			3,359					3,359
Stock-based compensation expense credited to capital on options exercised (Note 15)		746	(746)					—
Deferred Share Units (“DSUs”) settlement, net of required minimum tax withholding (Note 15)	6,397	65	(218)					(153)
Repurchases of common shares (Note 15)	(2,487,188)	(14,973)					(15,011)	(29,984)
Dividends on common shares (Note 15)							(29,743)	(29,743)

	(1,768,291)	(10,515)	(1,195)				(44,754)	(56,464)

Net earnings							56,672	56,672

Other comprehensive loss
Change in fair value of interest rate swap agreement designated as a cash flow hedge (net of deferred income tax benefit of $166) (Note 21)					(272)	(272)		(272)
Remeasurement of defined benefit liability (net of income tax expense of $964) (Note 17)							1,586	1,586
Change in cumulative translation adjustments				(12,294)		(12,294)		(12,294)

				(12,294)	(272)	(12,566)	1,586	(10,980)

Comprehensive income for the period				(12,294)	(272)	(12,566)	58,258	45,692

Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2015, 2014 and 2013

(In thousands of US dollars)

	2015	2014	2013
	$	$	$
OPERATING ACTIVITIES
Net earnings	56,672	35,816	67,357
Adjustments to net earnings
Depreciation and amortization	30,880	26,169	27,746
Income tax expense (benefit)	10,983	22,903	(35,804)
Interest expense	3,553	4,631	5,707
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	4,620	284	23,863
Stock-based compensation expense	3,249	6,185	4,937
Pension and other post-retirement benefits expense	2,654	4,495	3,077
(Gain) loss on foreign exchange	(1,308)	548	(100)
Impairment (reversals of impairment) of assets	(5,796)	139	161
Other adjustments for non cash items	(488)	85	(547)
Income taxes paid, net	(5,209)	(4,329)	(1,371)
Contributions to defined benefit plans	(1,877)	(2,196)	(4,222)

Cash flows from operating activities before changes in working capital items	97,933	94,730	90,804

Changes in working capital items
Trade receivables	4,605	(4,258)	(2,778)
Inventories	(5,345)	(4,686)	(3,492)
Parts and supplies	(1,747)	(490)	(570)
Other current assets	5,700	(919)	(2,402)
Accounts payable and accrued liabilities	3,090	1,746	(1,865)
Provisions	(1,968)	787	2,463

	4,335	(7,820)	(8,644)

Cash flows from operating activities	102,268	86,910	82,160

INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(26,383)	—	—
Purchases of property, plant and equipment	(34,301)	(40,616)	(46,818)
Proceeds from disposals of property, plant and equipment	1,355	4,178	1,849
Other assets	273	296	416
Purchases of intangible assets	(174)	(672)	(339)

Cash flows from investing activities	(59,230)	(36,814)	(44,892)

FINANCING ACTIVITIES
Proceeds from long-term debt	191,279	294,022	111,799
Repayment of long-term debt	(160,473)	(300,643)	(134,671)
Other financing activities	(150)	(2,113)	(139)
Interest paid	(3,740)	(3,755)	(6,692)
Proceeds from exercise of stock options	1,559	843	3,760
Repurchases of common shares	(30,018)	(7,826)	—
Dividends paid	(29,695)	(24,249)	(14,520)

Cash flows from financing activities	(31,238)	(43,721)	(40,463)

Net increase (decrease) in cash	11,800	6,375	(3,195)
Effect of foreign exchange differences on cash	(2,527)	(533)	(196)
Cash, beginning of period	8,342	2,500	5,891

Cash, end of period	17,615	8,342	2,500

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	December 31, 2015	December 31, 2014
	$	$
ASSETS
Current assets
Cash	17,615	8,342
Trade receivables	78,517	81,239
Inventories (Note 7)	100,551	96,782
Parts and supplies	15,265	13,788
Other current assets (Note 8)	8,699	13,562

	220,647	213,713
Property, plant and equipment (Note 9)	198,085	188,146
Goodwill (Note 12)	7,476	—
Intangible assets (Note 11)	12,568	1,581
Deferred tax assets (Note 5)	45,308	60,078
Other assets (Note 10)	3,178	3,158

Total assets	487,262	466,676

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	82,226	77,049
Provisions (Note 14)	2,209	2,770
Installments on long-term debt (Note 13)	5,702	5,669

	90,137	85,488
Long-term debt (Note 13)	147,134	117,590
Pension and other post-retirement benefits (Note 17)	29,292	31,713
Other liabilities	1,029	845
Provisions (Note 14)	2,942	3,540

	270,534	239,176

SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	347,325	357,840
Contributed surplus (Note 15)	23,298	24,493
Deficit	(133,216)	(146,720)
Accumulated other comprehensive loss	(20,679)	(8,113)

	216,728	227,500

Total liabilities and shareholders’ equity	487,262	466,676

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2015

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

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 - ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2015 and 2014, as well as its consolidated earnings, consolidated comprehensive income, consolidated cash flows, and consolidated changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 9, 2016.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the defined benefit liability of the Company’s pension plans, other post-retirement benefit plans and derivative financial instruments in the balance sheets, for which the measurement basis is detailed in the respective accounting policy.

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

Estimation Uncertainty

Impairments

At the end of each reporting period the Company performs a test of impairment on assets subject to amortization if there are indicators of impairment. Goodwill allocated to cash generating units (“CGU”) and intangible assets with indefinite useful lives are tested annually. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.

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

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends, past experience and credit insurance coverage. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 21 for more information regarding the allowance for doubtful accounts and the related credit risks.

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

Provisions of the Company include environmental and restoration obligations, termination benefits and other provisions. Refer to Note 14 for more information regarding provisions.

Stock-based payments

The estimation of stock-based payment fair value and expense requires the selection of an appropriate pricing model.

The model used by the Company for the Executive Stock Option Plan (“ESOP”) and Stock Appreciation Rights Plan (“SAR Plan”) is the Black-Scholes pricing model. The Black-Scholes pricing model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own stock, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.

The model used by the Company for the Performance Share Unit Plan (“PSU Plan”) is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgements regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own stock as well as a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards.

Refer to Note 15 for more information regarding stock-based payments.

Business acquisitions

Management uses valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. In particular, the fair value of contingent consideration is dependent on the outcome of many variables including the acquirees’ future profitability. Refer to Note 16 for more information regarding business acquisitions.

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

Details of the Parent Company’s operating subsidiaries as of December 31, 2015 are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held
Intertape Polymer Corp.	Manufacturing	United States	100%
IPG (US) Holdings Inc.	Holding	United States	100%
IPG (US) Inc.	Holding	United States	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%
Intertape Polymer Europe GmbH	Distribution	Germany	100%
IPG Luxembourg Finance S.à r.l	Financing	Luxembourg	100%
Intertape Woven Products, S.A. de C.V.	Distribution	Mexico	100%
Intertape Woven Products Services, S.A. de C.V.	Services	Mexico	100%
Spuntech Fabrics, Inc.	Holding	Canada	100%
Better Packages, Inc.	Manufacturing	United States	100%
BP Acquisition Corporation	Holding	United States	100%
RJM Manufacturing, Inc.			100%
(d/b/a TaraTape)	Manufacturing	United States	100%

Business Acquisitions

The Company applies the acquisition method of accounting for business combinations. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values.

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

In subsequent periods, the measurement of financial instruments depends on their classification. The classification of the Company’s financial instruments is presented in the following table:

Category	Financial instruments
Financial assets measured at amortized cost	Cash
Trade receivables
Other current assets (1)

Financial liabilities measured at amortized cost	Accounts payable and accrued liabilities (2)
Long-term debt (3)

Derivatives used for hedging	Derivative financial instruments

(1)	Excluding prepaids and income, sales and other taxes
(2)	Excluding employee benefits
(3)	Excluded finance lease liabilities

Financial assets are measured at amortized cost if the purpose of the Company’s business model is to hold the financial assets for collecting cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest. Discounting is omitted where the effect of discounting is immaterial. The expense relating to the allowance for doubtful accounts is recognized in earnings in selling, general and administrative expenses.

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

Objective evidence that a financial asset or a group of financial assets is impaired could include:

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

At inception of a hedge relationship and at each subsequent reporting date, the Company evaluates if the hedging relationship qualifies for hedge accounting under IFRS 9 (2013), which includes the following conditions to be met:

•	There is an economic relationship between the hedged item and the hedging instrument;

•	The effect of credit risk does not dominate the value changes that result from that economic relationship; and

•	The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting, or is sold or liquidated. If the hedged item ceases to exist, unrealized gains or losses recognized in OCI (“other comprehensive income”) are reclassified to earnings.

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

For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.

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

For the SAR Plan, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings statement.

For the PSU Plan, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. The expense is recorded on a straight-line basis over the vesting period.

For the DSU Plan, the expense of Deferred Share Units (“DSUs”) received as a result of a grant is based on the closing price for the common shares of the Company on the TSX on the date of the grant. The expense is recognized immediately. The expense of DSUs received in lieu of cash for directors’ fees is based on the fair value of services rendered. The expense is recognized as earned over the service period.

Refer to Note 15 for more information regarding stock-based payments.

Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period including the effect of the common shares repurchased under the normal course issuer bid (“NCIB”) and DSUs outstanding.

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for the effect of the common shares repurchased under the NCIB and for the effects of all dilutive potential outstanding stock options and contingently issuable shares.

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

Performance share units (“PSUs”) are contingently issuable shares since the shares are issuable only after certain service and market-based performance conditions are satisfied. PSUs are treated as outstanding and included in the calculation of weighted average basic common shares only after the date when these conditions are satisfied at the end of the vesting period.

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

Depreciation is recognized using the straight-line method, over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	5 to 40
Manufacturing equipment and related major components	5 to 30
Computer equipment and software	3 to 15
Furniture, office equipment and other	3 to 7
Assets related to restoration provisions	Expected remaining term of the lease

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

Intangible Assets

The Company has a trademark and goodwill which are identifiable intangible assets for which the expected useful life is indefinite. The trademark represents the value of a brand name acquired in a business acquisition which management expects will provide benefit to the Company for an indefinite period. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in a business acquisition. Intangible assets with indefinite useful lives that are acquired separately are carried at cost.

When intangible assets are purchased with a group of assets, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use.

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method, over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6
Customer lists, license agreements and software	5
Patents/Trademarks	5 - indefinite
Non-compete agreements	3

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

Impairment Testing of Intangible Assets, Goodwill and Property, Plant and Equipment

The Company assesses, at least at each reporting date, whether or not there is an indication that a CGU may be impaired. If such an indication exists, or when annual impairment testing is required for intangible assets, such as applications software not yet available for use, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a CGU which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Goodwill is allocated to CGU that are expected to benefit from synergies of a related business combination and represent the lowest level within the group at which management monitors goodwill.

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

With the exception of goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset, and if appropriate, record a partial or an entire reversal of the impairment. The increased carrying amount of an asset attributable to a reversal of an impairment loss would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Goodwill is subject to impairment testing at least once a year, or more frequently if events or changes in circumstances indicate the carrying amount may be impaired. Goodwill is considered to be impaired when the carrying amount of the cash generating unit or group of cash generating units to which the goodwill has been allocated exceeds its fair value. An impairment loss, if any, would be recognized in the statement of earnings.

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are measured at the present value of the expected expenditures to settle the obligation which, when the effect of the time value of money is material, is determined using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision during the period to reflect the passage of time is recognized as a finance cost in earnings.

A provision is recorded in connection with the estimated future costs to restore a leased property to its original condition at the inception of the lease agreement. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet respectively under the captions provisions, and property, plant and equipment (machinery and equipment). The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the expected lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to depreciation and interest.

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

A provision is recorded in connection with termination benefits at the earlier of the date on which the Company can no longer withdraw the offer of those benefits and the date on which the Company recognizes costs related to restructuring activities. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. If benefits are not expected to be settled wholly within 12 months of the end of the reporting period, then they are presented on a discounted basis.

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

For funded plans, surpluses are recognized only to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan. Any reduction in the recognized asset is recognized in OCI, net of income taxes, and in deficit.

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

Shareholders’ Equity

Capital stock represents the amount received on issuance of shares (less any issuance costs and net of taxes), stock-based compensation expense credited to capital on stock options exercised and common shares repurchased equal to the carrying value. Contributed surplus includes amounts related to stock options, PSUs and DSUs until such equity instruments are exercised or settled, in which case the amounts are transferred to capital stock or reversed upon forfeiture. Foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different from the presentation currency are included in the cumulative translation adjustment account. Gains and losses on certain derivative financial instruments designated as hedging instruments are included in reserves for cash flow hedges until such time as the hedged forecasted cash flows affect earnings. Deficit includes all current and prior period earnings or losses, the excess of the purchase price paid over the carrying value of common share repurchases, dividends on common shares and remeasurement of defined benefit liability net of income tax expense (benefit).

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

Dividends

Dividend distributions to the Company’s shareholders are recognized as a liability in the consolidated balance sheets if not paid in the period in which dividends are approved by the Company’s Board of Directors.

Segment Reporting

The Company operates as a single segment.

Changes in Accounting Policies

On January 1, 2015, the Company adopted and implemented IFRS 9 (2013) – Financial Instruments. This standard replaces IAS 39 – Financial Instruments: Recognition and Measurement and previous versions of IFRS 9. IFRS 9 (2013) includes revised guidance on the classification and measurement of financial assets and liabilities and introduces a new general hedge accounting model which aims to better align a company’s hedge accounting with risk management.

Previously, the Company classified financial assets when they were first recognized as fair value through profit or loss, available for sale, held to maturity investments or loans and receivables. Under IFRS 9 (2013), the Company classifies financial assets under the same two measurement categories as financial liabilities: amortized cost or fair value through profit and loss. Financial assets are classified as amortized cost if the purpose of the Company’s business model is to hold the financial assets for collecting cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest. All other financial assets are classified as fair value through profit or loss. The adoption of this standard has not resulted in any changes to comparative figures.

The Company has not yet adopted IFRS 9 (2014) – Financial Instruments that incorporates the new impairment model that assesses financial assets based on expected losses rather than incurred losses as applied in IAS 39. This final standard will replace IFRS 9 (2013) and is effective for annual periods on or after January 1, 2018.

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

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

In January 2016, the IASB published IFRS 16 – Leases which will replace IAS 17 – Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. Management has yet to assess the impact of this new standard on its consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	2015	2014	2013
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	148,887	139,682	135,269
Termination benefits (Note 14)	(27)	740	905
Stock-based compensation expense	3,249	6,185	4,937
Pensions and other post-retirement benefits – defined benefit plans (Note 17)	2,750	4,597	3,186
Pensions and other post-retirement benefits – defined contribution plans (Note 17)	4,016	3,606	3,641

	158,875	154,810	147,938

Finance costs - Interest
Interest on long-term debt	3,737	3,763	5,255
Amortization of debt issue costs on long-term debt	473	1,993	1,034
Interest capitalized to property, plant and equipment	(657)	(1,125)	(582)

	3,553	4,631	5,707

Finance costs - Other (income) expense, net
Foreign exchange (gain) loss	(1,287)	541	(102)
Other costs, net	894	987	1,048

	(393)	1,528	946

Additional information
Depreciation of property, plant and equipment (Note 9)	29,857	25,498	27,062
Amortization of intangible assets (Note 11)	1,023	671	684
Impairment (reversal of impairment) of assets (Note 12)	(1,240)	54	22,497

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company, which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2015 under the caption manufacturing facility closures, restructuring and other related charges:

	2015
	South	South
	Carolina	Carolina	Other
	Project	Flood	projects	Total
	$	$	$	$
Impairment (reversal of impairment) of property, plant and equipment	(494)	923	558	987
Impairment (reversal of impairment) of parts and supplies	(60)	11	4	(45)
Equipment relocation	186	—	4	190
Revaluation and impairment of inventories	110	3,614	—	3,724
Termination benefits and other labor related costs	988	88	26	1,102
Idle facility costs	822	1,465	—	2,287
Insurance proceeds	—	(5,000)	—	(5,000)
Professional fees	—	273	—	273
Other costs (recoveries)	(9)	157	—	148

	1,543	1,531	592	3,666

29

	2014			2013
	South			South
	Carolina	Other		Carolina	Other
	Project	projects	Total	Project	projects	Total
	$	$	$	$	$	$
Impairment (reversal of impairment) of property, plant and equipment	(481)	226	(255)	22,215	121	22,336
Impairment (reversal of impairment) of parts and supplies	—	77	77	1,312	(7)	1,305
Equipment relocation	2,062	462	2,524	767	1,791	2,558
Revaluation and impairment (reversal of impairment) of inventories	42	54	96	22	(121)	(99)
Termination benefits and other labor related costs	1,559	271	1,830	1,012	129	1,141
Environmental costs	—	—	—	2,518	—	2,518
Idle facility costs	—	632	632	—	812	812
Professional fees	18	3	21	86	137	223
Other costs (recoveries)	—	2	2	5	(93)	(88)

	3,200	1,727	4,927	27,937	2,769	30,706

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment (“South Carolina Project”).

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility, which was previously scheduled to close by the end of the second quarter of 2016, being shut down permanently.

Going forward, the Company expects, but is currently unable to provide a reliable estimate for the amount and timing of future amounts related to: insurance recoveries, business interruption losses (including, but not limited to, lost revenue and temporary alternative sourcing of the Company’s products), site clean-up and environmental remediation costs, and professional fee costs related to the insurance claim process. The Company believes that it has sufficient property and business interruption insurance coverage, and expects that the losses exceeding the $0.5 million deductible will be substantially covered by those insurance policies. During the year ended December 31, 2015, the Company recognized insurance recoveries for an amount of $5.0 million in insurance settlement claim proceeds.

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky manufacturing facility (which was sold in December 2015), and consolidate its shrink film production from Truro, Nova Scotia to Tremonton, Utah, as well as other small restructuring initiatives. The majority of products produced in the Richmond, Kentucky facility have been transferred to the Company’s Carbondale, Illinois facility.

The incremental costs of the Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah and other small restructuring initiatives are in the table above under Other projects.

As of December 31, 2015, $3.0 million is included in provisions ($5.0 million in 2014) and $1.6 million in accounts payable and accrued liabilities (nil in 2014) for restructuring provisions.

5 - INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows:

	2015	2014	2013
	%	%	%
Combined Canadian federal and provincial income tax rate	29.5	28.5	28.3
Foreign earnings/losses taxed at higher income tax rates	5.8	9.7	9.5
Foreign earnings/losses taxed at lower income tax rates	(1.0)	(0.1)	(0.1)
Legal entity reorganization	(0.0)	5.6	—
Change in statutory rates	(1.6)	(0.2)	(6.8)
Prior period adjustments	(3.1)	0.1	(13.9)
Nondeductible expenses	0.7	1.7	1.9
Impact of other differences	(1.1)	(0.0)	0.6
Nontaxable dividend	(7.6)	(1.6)	—
Change in derecognition of deferred tax assets	(5.4)	(4.7)	(133.0)

Effective income tax rate	16.2	39.0	(113.5)

Major Components of Income Tax Expense (Benefit)

	2015	2014	2013
	$	$	$
Current income tax expense	8,185	3,665	3,622

Deferred tax expense (benefit)
(Recognition) derecognition of US deferred tax assets	(113)	114	(46,049)
US temporary differences	7,794	19,411	3,011
(Recognition) derecognition of Canadian deferred tax assets	(3,847)	(2,872)	4,067
Canadian temporary differences	(1,095)	2,579	(316)
Temporary differences and derecognition of deferred tax assets in other jurisdictions	59	6	(139)

Total deferred income tax expense (benefit)	2,798	19,238	(39,426)

Total tax expense (benefit) for the year	10,983	22,903	(35,804)

Income taxes related to components of other comprehensive income (loss)

The amount of income taxes relating to components of other comprehensive income (loss) are outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2015
Deferred tax benefit on remeasurement of defined benefit liability	2,550	(964)	1,586

	2,550	(964)	1,586

For the year ended December 31, 2014
Deferred tax benefit on remeasurement of defined benefit liability	(10,703)	3,894	(6,809)
Deferred tax expense on funding requirement changes of defined benefit plans	2,497	(711)	1,786

	(8,206)	3,183	(5,023)

For the year ended December 31, 2013
Deferred tax expense on remeasurement of defined benefit liability	18,588	(6,416)	12,172
Deferred tax benefit on funding requirement changes of defined benefit plans	(927)	256	(671)

	17,661	(6,160)	11,501

Deferred tax benefit due to the recognition of US deferred tax assets			4,671

Recognized Deferred Tax Assets and Liabilities

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2015
Tax credits, losses, carryforwards and other tax deductions	20,319	—	20,319
Property, plant and equipment	16,801	(17,851)	(1,050)
Pension and other post-retirement benefits	10,838	—	10,838
Stock-based payments	6,409	—	6,409
Accounts payable and accrued liabilities	4,453	—	4,453
Goodwill and other intangibles	3,464	(2,118)	1,346
Trade and other receivables	1,698	—	1,698
Inventories	1,682	—	1,682
Other	583	(970)	(387)

Deferred tax assets and liabilities	66,247	(20,939)	45,308

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2014
Tax credits, losses, carryforwards and other tax deductions	30,442	—	30,442
Property, plant and equipment	17,969	(19,792)	(1,823)
Pension and other post-retirement benefits	11,641	—	11,641
Stock-based payments	9,560	—	9,560
Accounts payable and accrued liabilities	3,937	—	3,937
Goodwill and other intangibles	4,896	—	4,896
Inventories	1,501	—	1,501
Other	898	(974)	(76)

Deferred tax assets and liabilities	80,844	(20,766)	60,078

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

As of December 31, 2015, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized and, accordingly, continues to recognize the majority of its US deferred tax assets. Management also determined it is more likely than not that substantially all of the Company’s deferred tax assets in the Canadian operating entity will be realized based on available evidence such as the cumulative positive financial results for the prior three years, consistent utilization of deferred tax assets, consistent generation of taxable income, and positive financial projections. Accordingly, the Company recognized the majority of its Canadian operating entity’s deferred tax assets, including $3.8 million that were previously derecognized. With respect to the deferred tax assets at the Canadian corporate holding entity (the “Entity”), management determined it appropriate to maintain the same positions for the year ended December 31, 2015 as taken for the year ended December 31, 2014 in that the majority of the Entity’s deferred tax assets should continue to be derecognized as of December 31, 2015. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

As of December 31, 2014, management analyzed all available evidence and determined it was more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized and, accordingly, continued to recognize the majority of its US deferred tax assets. With respect to the Canadian deferred tax assets, management determined it appropriate to maintain the same positions for the year ended December 31, 2014 as taken for the year ended December 31, 2013. Specifically, management determined that the majority of the deferred tax assets related to the Entity should continue to be derecognized as of December 31, 2014. In addition, Management determined that no additional deferred tax assets should be recorded at the Canadian operating entity. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

Variations During the Period

	Balance January 1, 2015	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Business acquisitions	Balance December 31, 2015
	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	30,442	(10,123)	—	—	—	20,319
Property, plant and equipment	17,969	(1,168)	—	—	—	16,801
Pension and other post-retirement benefits	11,641	334	—	(1,137)	—	10,838
Stock-based payments	9,560	439	(3,590)	—	—	6,409
Accounts payable and accrued liabilities	3,937	472	—	—	44	4,453
Goodwill and other intangibles	4,896	(1,432)	—	—	—	3,464
Trade and other receivables	—	1,695	—	—	3	1,698
Inventories	1,501	157	—	—	24	1,682
Other	898	(485)	—	166	4	583

	80,844	(10,111)	(3,590)	(971)	75	66,247
Deferred tax liabilities
Property, plant and equipment	(19,792)	2,455	—	—	(514)	(17,851)
Other	(974)	4	—	—	—	(970)
Goodwill and other intangibles	—	645	—	—	(2,763)	(2,118)

	(20,766)	3,104	—	—	(3,277)	(20,939)

Deferred tax assets and liabilities	60,078	(7,007)	(3,590)	(971)	(3,202)	45,308

Impact due to foreign exchange rates		4,209	—	172

Total recognized in earnings		(2,798)	(3,590)	(799)

	Balance January 1, 2014	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Balance December 31, 2014
	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	45,365	(15,310)	—	387	30,442
Property, plant and equipment	19,012	(1,043)	—	—	17,969
Pension and other post-retirement benefits	7,914	654	—	3,073	11,641
Stock-based payments	7,084	673	1,803	—	9,560
Accounts payable and accrued liabilities	6,591	(2,654)	—	—	3,937
Goodwill and other intangibles	6,196	(1,300)	—	—	4,896
Inventories	1,826	(325)	—	—	1,501
Other	702	196	—	—	898

	94,690	(19,109)	1,803	3,460	80,844
Deferred tax liabilities
Property, plant and equipment	(18,371)	(1,421)	—	—	(19,792)
Other	—	(974)	—	—	(974)

	(18,371)	(2,395)	—	—	(20,766)

Deferred tax assets and liabilities	76,319	(21,504)	1,803	3,460	60,078

Impact due to foreign exchange rates		2,266	—	110

Total recognized in earnings		(19,238)	1,803	3,570

Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2015	December 31, 2014
	$	$
Tax losses, carryforwards and other tax deductions	22,002	40,389
Accounts payable and accrued liabilities	—	110
Property, plant and equipment	—	2,124
Other	—	433

	22,002	43,056

The following table presents the amounts and expiration dates relating to unused tax credits for which no deferred tax asset is recognized in the consolidated balance sheets as of December 31:

	2015		2014
	United States	Canada	United States	Canada
	$	$	$	$
2018	—	612	—	733
2019	—	1,152	—	1,378
2020	—	508	—	609
2021	—	192	—	230
2022	—	438	—	524
2023	—	217	—	259
2024	—	204	—	244
2025	—	345	—	413
2026	—	264	—	316
2027	—	241	—	289
2028	—	280	—	335
2029	—	223	—	267
2030	—	203	—	243
2031	—	297	—	356
2032	—	179	—	214
2033	—	219	—	263
2034	—	194	—	—
2035	—	180	—	—

Total tax credits derecognized	—	5,948	—	6,673

The following table presents the year of expiration of the Company’s operating losses carried forward as of December 31, 2015:

	DTA is recognized			DTA is not recognized
			United			United
	Canada		States	Canada		States
	Federal	Provincial		Federal	Provincial
	$	$	$	$	$	$
2024	—	—	—	—	—	—
2026	—	—	—	—	—	—
2028	—	—	2,688	—	—	—
2029	—	—	—	1,575	1,574	—
2030	1,255	1,255	186	2,342	2,342	—
2031	4,852	4,852	40	1,476	1,476	—
2032	2,835	2,835	26	—	—	—
2033	—	—	45	—	—	—
2034	—	—	59	—	—
2035	—	—	32	—	—	—

	8,942	8,942	3,076	5,393	5,392	—

In addition, the Company has i) state losses of $157 million (with expiration dates ranging from 2016 to 2035) for which a tax benefit of $4.4 million has been recognized; ii) state losses of $73 million (with expiration dates ranging from 2018 to 2028) for which a tax benefit of $2.5 million has not been recognized; and iii) $14.5 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE

	2015	2014	2013
	$	$	$

Weighted average number of common shares outstanding
Basic	59,690,968	60,718,776	60,379,533
Effect of stock options	808,928	1,214,925	1,253,119
Effect of performance share units	610,737	127,222	—

Diluted	61,110,633	62,060,923	61,632,652

Stock options that were anti-dilutive and not included in diluted earnings per share calculations	—	32,500	32,500

All PSUs outstanding as of December 31, 2015 met the performance conditions as of December 31, 2015 and were included in the calculation of weighted average diluted common shares outstanding.

7 - INVENTORIES

	December 31, 2015	December 31, 2014
	$	$
Raw materials	27,570	25,358
Work in process	18,640	18,354
Finished goods	54,341	53,070

	100,551	96,782

During the year ended December 31, 2015 the Company recorded in earnings, in manufacturing facility closures, restructuring and other related charges, a write-down of inventories to net realizable value of $0.1 million (less than $0.1 million in 2014). There were no write-downs of inventories to net realizable value included in earnings in cost of sales in 2015 and 2014.

There were no reversals of write-downs of inventories to net realizable value in 2015 and 2014.

	2015	2014	2013
	$	$	$
The amount of inventories recognized in earnings as an expense during the period:	569	604	580

Refer to Note 12 for information regarding impairments and reversals of impairments of inventories.

8 - OTHER CURRENT ASSETS

	December 31, 2015	December 31, 2014
	$	$
Taxes receivable, credits and prepaid	2,849	5,404
Other Prepaid expenses	4,257	4,994
Supplier rebates receivable	727	1,823
Other	866	1,341

	8,699	13,562

9 - PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2013	2,695	81,119	521,081	74,644	2,799	41,473	723,811
Additions	—	—	—	—	—	39,501	39,501
Assets placed into service	1,140	17,429	8,154	1,790	21	(28,534)	—
Disposals	(243)	(9,004)	(19,144)	(15,976)	(190)	—	(44,557)
Foreign exchange and other	(128)	(2,575)	(10,238)	(719)	(65)	(209)	(13,934)

Balance as of December 31, 2014	3,464	86,969	499,853	59,739	2,565	52,231	704,821
Accumulated depreciation and impairments
Balance as of December 31, 2013	696	62,047	406,839	70,278	2,285	54	542,199
Depreciation	—	2,423	21,352	1,645	78	—	25,498
Impairments	—	435	342	—	—	3	780
Impairment reversals	—	(52)	(847)	—	—	—	(899)
Disposals	—	(6,867)	(17,353)	(15,965)	(190)	—	(40,375)
Foreign exchange and other	(1)	(1,433)	(8,253)	(713)	(71)	(57)	(10,528)

Balance as of December 31, 2014	695	56,553	402,080	55,245	2,102	—	516,675

Net carrying amount as of December 31, 2014	2,769	30,416	97,773	4,494	463	52,231	188,146

Gross carrying amount
Balance as of December 31, 2014	3,464	86,969	499,853	59,739	2,565	52,231	704,821
Additions	—	—	—	—	—	33,600	33,600
Additions through business acquisitions	—	1,130	4,456	46	87	13	5,732
Assets placed into service	—	927	38,334	5,552	29	(44,842)	—
Disposals	—	(1,561)	(3,469)	(61)	(101)	—	(5,192)
Foreign exchange and other	(101)	(2,689)	(16,027)	(1,249)	71	(262)	(20,257)

Balance as of December 31, 2015	3,363	84,776	523,147	64,027	2,651	40,740	718,704
Accumulated depreciation and impairments
Balance as of December 31, 2014	695	56,553	402,080	55,245	2,102	—	516,675
Depreciation	—	4,159	23,271	2,308	119	—	29,857
Impairments	—	578	1,197	—	—	—	1,775
Impairment reversals	(86)	(807)	(5,690)	(1)	—	—	(6,584)
Disposals	—	(1,226)	(3,296)	(61)	(65)	—	(4,648)
Foreign exchange and other	—	(2,111)	(13,010)	(1,206)	(129)	—	(16,456)

Balance as of December 31, 2015	609	57,146	404,552	56,285	2,027	—	520,619

Net carrying amount as of December 31, 2015	2,754	27,630	118,595	7,742	624	40,740	198,085

Included in property, plant and equipment are assets under finance leases as follows:

	December 31, 2015	December 31, 2014
	$	$
Buildings	2,898	3,425
Manufacturing equipment	23,668	24,619
Computer equipment and software	42	66

	26,608	28,110

	December 31, 2015	December 31, 2014
	$	$
Interest capitalized to property, plant and equipment	657	1,125
Weighted average capitalization rates	2.12%	2.48%
Commitments to purchase machinery and equipment	20,877	2,696

During the year ended December 31, 2015 the gain on disposals amounted to $0.8 million ($0.1 million in 2014 and a loss on disposals of $0.4 million in 2013).

10 - OTHER ASSETS

	December 31, 2015	December 31, 2014
	$	$
Cash surrender value of officers’ life insurance	1,581	1,701
Prepaid software licensing	1,232	77
Deposits	339	1,107
Funds held in grantor trust to satisfy future pension obligation	—	253
Other	26	20

	3,178	3,158

11 - INTANGIBLE ASSETS

	Distribution rights	Customer contracts	License agreements	Customer Lists	Software	Total
	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2013	3,385	1,309	964	811	1,056	7,525
Additions – separately acquired	14	—	187	—	470	671
Net foreign exchange differences	(277)	(109)	—	—	—	(386)

Balance as of December 31, 2014	3,122	1,200	1,151	811	1,526	7,810
Accumulated amortization and impairments
Balance as of December 31, 2013	3,103	1,207	852	392	374	5,928
Amortization	201	69	58	162	181	671
Net foreign exchange differences	(271)	(99)	—	—	—	(370)

Balance as of December 31, 2014	3,033	1,177	910	554	555	6,229

Net carrying amount as of December 31, 2014	89	23	241	257	971	1,581

	Distribution rights	Customer contracts	License agreements	Customer Lists	Software	Patents/ Trademarks (1)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2014	3,122	1,200	1,151	811	1,526	—	—	7,810
Additions – separately acquired	—	—	—	—	174	—	—	174
Additions through business acquisitions	—	—	—	9,438	—	2,215	198	11,851
Disposals	—	—	(849)	—	—	—	—	(849)
Net foreign exchange differences	(515)	(199)	—	—	—	—	—	(714)

Balance as of December 31, 2015	2,607	1,001	302	10,249	1,700	2,215	198	18,272
Accumulated amortization and impairments
Balance as of December 31, 2014	3,033	1,177	910	554	555	—	—	6,229
Amortization	28	20	143	553	210	19	50	1,023
Disposals	—	—	(849)	—	—	—	—	(849)
Net foreign exchange differences	(500)	(199)	—	—	—	—	—	(699)

Balance as of December 31, 2015	2,561	998	204	1,107	765	19	50	5,704

Net carrying amount as of December 31, 2015	46	3	98	9,142	935	2,196	148	12,568

(1)	Includes a trademark of $1.7 million not subject to amortization.

12 - IMPAIRMENT OF ASSETS

CGU Determination and Indicators of Impairment

In updating its determination of CGUs, and applying the related indicators of impairment, if any, the Company took into consideration the manufacturing facility closures and other related activities that have taken place in the course of the year, as well as the expected costs, timeline, and future benefits expected from major capital expenditure projects. In making such an evaluation, the Company attributed these activities to specific CGUs as applicable. The Company concluded that these activities for the years ended December 31, 2015 and 2014 do not give rise to an impairment test to be performed for the applicable CGUs. However, these activities and the related impairment charges recorded, which are primarily with respect to manufacturing facility closures, restructuring and other related charges and idle assets, are presented in Note 4 and in the table below, respectively. The Company also considers indicators for the reversal of prior impairment charges, which is based on the recent and projected results of CGUs and specific asset groups that were previously impaired. For the year ended December 31, 2015, this analysis resulted in an impairment reversal for certain specific assets as discussed in further detail below.

Regarding the recent acquisitions of Better Packages and TaraTape (see Note 16 below for definitions of these two terms), the Company has determined at this time that each of those businesses are separate CGUs for impairment testing purposes. This conclusion could be impacted in the future should additional business integration efforts occur, which could cause these businesses to no longer be separate CGUs but part of a larger CGU. The Company assigned each CGU the goodwill and intangible assets with indefinite useful lives acquired as part of each business acquisition to each respective CGU.

Impairment Testing for Goodwill and Intangible Assets with Indefinite Useful Lives

All of the Company’s carrying amount of goodwill and intangible assets with indefinite useful lives as of December 31, 2015 relate to the Better Packages and TaraTape business acquisitions and resulting CGUs. The Company performed the required annual impairment test for these two CGUs in the fourth quarter of 2015 with both resulting in no impairment. See Note 16 for the amounts relating to the carrying amount of goodwill allocated to each CGU, as well as the carrying amount of intangible assets with indefinite useful lives allocated to each CGU. The impairment test for each of these CGUs was determined based on value in use. The key assumptions used in each discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required for each CGU are outlined in the table below. Reasonably possible changes in the key assumptions below would not be expected to cause the carrying amount of the CGU to exceed its recoverable amount.

	Better Packages	TaraTape
Carrying amount allocated to the CGU
Goodwill (Note 16)	$6,077	$1,399
Intangible assets with indefinite useful lives (Note 16)	$1,700	—
Results of test performed as of December 31, 2015:
Recoverable amount	$16,400	$23,200
Annual revenue growth rates (1)	7.1%	4.9%
Discount rate (2)	15.0%	16.5%
Cash flows beyond the five-year period have been extrapolated using a steady growth rate of (3)	2.0%	1.0%
Income tax rate (4)	38.5%	38.6%
Sensitivity analysis performed using reasonably possible changes in key assumptions above:
Revenue growth rates	4.5%	-2.0%
Discount rate	15.5%	17.5%
Cash flows beyond the five-year period have been extrapolated using a steady growth rate of	0.0%	-2.0%
Income tax rate	41.0%	41.0%

There was no impairment resulting from changing the individual assumptions above.

(1)	Annual revenue growth rates are for each year in the five year period following acquisition, and are based on projections presented to management and the Board of Directors when the business acquisitions were approved. There have been no significant changes to the projections since that time. The revenue growth rates for the period are consistent with recent history at Better Packages as well as the Company’s expectations for the water-activated tape dispenser market. For TaraTape, the revenue growth rates reflect a reduction associated with certain low margin products and then annual increases that are commensurate with the Company’s expectations for TaraTape’s product lines.
(2)	The discount rate used is the estimated weighted average cost of capital for each individual CGU.
(3)	Cash flows beyond the five-year period have been extrapolated using a per annum growth rate which is at or below the projected long-term average growth rate for the CGU’s business.
(4)	The income tax rate represents an estimated statutory federal and state tax rate.

Impairments

Impairments (reversals of impairments) recognized during the years ended December 31, 2015 and 2014 are as follows:

	2015		2014
	Impairment	Impairment	Impairment	Impairment
	recognized	reversed	recognized	reversed
	$	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Inventories	3,614	—	96	—
Parts and supplies	15	(60)	77	—
Property, plant and equipment
Buildings	578	—	435	(52)
Manufacturing equipment	1,156	(747)	209	(847)

	1,734	(747)	644	(899)
Cost of sales and research expenses
Property, plant and equipment
Land	—	(86)	—	—
Buildings	—	(807)	—	—
Manufacturing equipment	41	(4,944)	136	—

	41	(5,837)	136	—

Total	5,404	(6,644)	953	(899)

The assets impaired are substantially all related to the manufacturing facility closures, South Carolina Flood and restructuring initiatives as discussed in Note 4. As of December 31, 2015 and 2014 the net book value and recoverable amount of the assets remaining was $0.1 million and $1.8 million, respectively. The net book value includes the effects of ongoing depreciation of the assets continuing to be used until their disposal, which is expected to be at the completion of the facility closure, restructuring initiative or final sale of the asset. The fair value of the recoverable amount of the assets at the impairment dates were determined using independent market appraisals by regional real-estate professionals; quoted market values or the Company’s plans and intent to transfer, use, sell or any other value that could be attributed to the assets; and estimated costs to repair the assets damaged by the South Carolina Flood. The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell. As a result, the recoverable amounts of the assets were within Level 2 of the fair value measurement hierarchy. A further description of the fair value measurement hierarchy can be found in Note 21.

The impairment reversals recorded in 2015 relate to improved recent and projected positive cash flows associated with the Company’s shrink film assets in Tremonton, Utah due to the consolidation of shrink film production to that facility in 2012 and 2013, as well as ongoing improvements in the related manufacturing processes. The impairment reversal test for these assets was based on value in use. The key assumptions used in the discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required are outlined in the table below. Reasonably possible changes in the key assumptions below would not be expected to cause the carrying amount of the assets to exceed the recoverable amount.

Tremonton, UT Shrink Film Assets
Results of test performed as of December 31, 2015:
Recoverable amount	$15,000
Annual revenue growth rates (1)	3.7% in 2016, zero thereafter
Discount rate (2)	10.0%
Average remaining asset life before fully depreciated (3)	6 years
Income tax rate (4)	38.5%
Sensitivity analysis performed using reasonably possible changes in key assumptions above:
Revenue growth rates	0.0%
Discount rate	14.0%
Average remaining asset life before fully depreciated	4.5 years
Income tax rate	45.0%

There was no impairment resulting from changing the individual assumptions above.

(1)	Annual revenue growth rate is based on underlying projections of Tremonton, Utah results as presented to management and the Board of Directors for budget purposes. The Company conservatively used a one-time growth rate based on the 2016 budgeted growth and zero growth thereafter.
(2)	The discount rate used was on the high end of the Company’s estimated weighted average cost of capital. The discount rate used upon adoption of IFRS effective January 1, 2010 that resulted in the original impairment recognized was 14.5%.
(3)	Average remaining asset life is based on the Company’s asset lives for IFRS purposes. In practice, the Company incurs additional maintenance and capital expenditures to potentially extend the life of the overall facility assets beyond this time period, which would serve to increase the recoverable value but would not affect the outcome of the impairment reversal amount.
(4)	The income tax rate represents an estimated statutory federal and state tax rate.

13 - LONG-TERM DEBT

	December 31, 2015
	Maturity	Effective Interest rate
			$
Revolving Credit Facility (a) (1)	November 2019	2.54%	131,684
Finance lease liabilities (b)	Various until June 2022	2.22% - 10.18%	19,971
Refundable government loan (c) (2)	January 2024	0.00%	1,124
Mortgage and other loans (d)	Various until October 2024	0.00% - 1.21%	57

			152,836
Less: Installments on long-term debt			5,702

			147,134

	December 31, 2014
	Maturity	Effective Interest rate
			$
Revolving Credit Facility (a) (1)	November 2019	2.01%	97,936
Asset-based loan (“ABL”)(e)	Repaid in full	—	—
Real estate secured term loan (“Real Estate Loan”) (f)	Prepaid in full	—	—
Finance lease liabilities (b)	Various until October 2024	2.74% - 8.70%	25,217
Mortgage and other loans (d)	November 2017	0.00%	106

			123,259
Less: Installments on long-term debt			5,669

			117,590

(1)	The Revolving Credit Facility is presented net of unamortized related debt issue costs, amounting to $1.7 million ($2.1 million in 2014).
(2)	The refundable government loan is shown net of imputed interest amounting to $0.1 million.

Long-term debt repayments are due as follows:

	Finance	Other
	lease	long-term
	liabilities	loans
	$	$
2016	6,258	—
2017	6,054	58
2018	4,796	100
2019	986	133,560
2020	424	200
Thereafter	3,037	700

Total payments	21,555	134,618
Interest expense included in minimum lease payments	1,584	—

Total	19,971	134,618

(a)	Revolving Credit Facility

On November 18, 2014 the Company entered into a five-year, $300 million revolving credit facility (“Revolving Credit Facility”) with a syndicate of financial institutions, replacing the Company’s $200 million asset-based loan (“ABL”) that was due to mature in February 2017.

In securing the Revolving Credit Facility, the Company incurred debt issue costs amounting to $2.2 million which were capitalized and are being amortized using the straight-line method over the five-year term.

The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR (London Interbank Offered Rates) or other floating rate plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (150 and 125 basis points as of December 31, 2015 and 2014, respectively). The revolving credit loans denominated in US dollars bear interest primarily at the LIBOR rate applicable to dollar-denominated loans plus the applicable margin. Revolving credit loans denominated in an alternative currency bear interest primarily at the CDOR (Canadian Dollar Offer Rate) applicable to alternative currency-denominated loans plus the applicable margin and any mandatory costs. Interest payments on base rate loans, which consist of all loan draws not funded with a floating rate contract, are due and payable in arrears on the last business day of each calendar quarter. Interest payments on floating rate loans are due and payable on the last day of each interest period. If such interest period extends over three months, interest is due at the end of each three-month interval during such interest period.

The credit agreement also includes an incremental accordion feature of $150 million, which enables the Company to increase the limit of the Revolving Credit Facility, subject to the credit agreement’s terms and lender approval, if needed. Such incremental revolving credit increase matures on the revolving credit maturity date and bears interest at the rate applicable to the revolving credit loans.

As of December 31, 2015, the Revolving Credit Facility’s outstanding balance amounted to $135.3 million, including $1.9 million in standby letters of credit. Accordingly, the Company’s unused availability as of December 31, 2015 amounted to $164.7 million.

The Revolving Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries.

The Revolving Credit Facility has three financial covenants, a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50 million, a consolidated debt service ratio not to be less than 1.50 to 1.00, and the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million. Any portion of the allowable $50 million related to capital expenditures which is not expended in the current year may be carried over for expenditure in the following year, but may not be carried over to any additional subsequent years thereafter. The Company was in compliance with the consolidated total leverage ratio, consolidated debt service ratio and capital expenditures limit which were 1.55, 7.41 and $34.3 million, respectively, as of December 31, 2015. A default under the Revolving Credit Facility is deemed a default under the Equipment Finance Agreement.

(b)	Finance lease liabilities

The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, shop equipment and office equipment, payable in monthly installments ranging from $127 to $263,450 ($126 to $263,450 in 2014), including interest. In addition, a $2.5 million lump sum payment is due in June, 2022, under one of the lease liabilities. The finance lease liabilities are secured by assets under the lease liabilities.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement (the “Equipment Finance Agreement”) in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through March 31, 2014. The amount available under the facility was increased to $25.7 million as of March 26, 2014. The terms of the arrangement include multiple individual finance leases, each of which have a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95%for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The Company entered into the final schedule on March 26, 2014.

The Company entered into the following schedules:

Date entered	Amount	Interest rate	Payments	Last payment due
	$		$
September 27, 2012	2.7 million	2.74%	48,577	October 1, 2017
December 28, 2012	2.6 million	2.74%	46,258	January 1, 2018
June 28, 2013	2.2 million	2.90%	39,329	July 1, 2018
December 31, 2013	14.7 million	2.90%	263,450	January 1, 2019
March 26, 2014	3.5 million	2.95%	62,263	April 1, 2019

The schedules are secured by the equipment with a net book value of $23.0 million as of December 31, 2015 ($23.9 million in 2014).

(c)	Refundable government loans

In August 2015, one of the Company’s wholly-owned subsidiaries entered into a partially forgivable loan. The loan was entered into with Agencia para Investmento Comercio Externo de Portugal, EPE (AICEP), the Portuguese agency for investment and external trade, as part of financing a capital expansion project. The loan totalled approximately $1.2 million at December 31, 2015 (€1.1 million). Based on the terms of the agreement, 50% of the loan will be forgiven in 2020 based on satisfying certain 2019 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing and semi-annual installments of principal are due beginning in July 2018 through January 2024.

To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary. The discount was recorded as deferred income in the balance sheet in the caption other liabilities in the amount of $0.1 million. When the capital expansion assets are placed into service, the deferred income will be recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. In addition, imputed interest expense will be recorded over the life of the loan so that at the end of the loan period the amount to be reimbursed will equal the nominal amount.

(d)	Mortgage loans and other

The Company had a $1.8 million mortgage loan on its owned real estate in Bradenton, Florida. On October 7, 2014, the Company prepaid in full the remaining $1.5 million on the note which was originally due September 28, 2028. There was a corresponding write-off of debt issue costs of $0.1 million which was recorded as interest expense under the caption finance costs in earnings for the year ended December 31, 2014.

On November 18, 2014, the Company prepaid in full the remaining $7.4 million on the Blythewood, South Carolina mortgage. There was a corresponding write-off of debt issue costs of $0.1 million which was recorded as interest expense under the caption finance costs in earnings for the year ended December 31, 2014.

In October 2015, one of the Company’s wholly-owned subsidiaries entered into a long-term debt agreement containing a short-term credit line and a long-term loan for the purpose of financing a capital expansion project. No amounts were outstanding and approximately $2.3 million (€2.5 million) of the loan was available as of December 31, 2015. Both credit lines bear interest at the rate of 6 month

EURIBOR (Euro Interbank Offered Rate) plus a premium (125 basis points as of December 31, 2015). The effective interest rate was 1.21% as of December 31, 2015. The short-term credit line matures in September 2016 and is renewable annually, with interest due quarterly and billed in arrears. The long-term loan has a period for capital use until October, 2017 and matures in April, 2022, with interest billed in arrears and due bi-annually beginning in April, 2018. The loans are secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary.

(e)	Asset-based loan

On November 18, 2014, the ABL balance of $95.0 million was repaid in full, resulting in satisfaction and discharge of the first priority lien. There was a corresponding write-off of debt issue costs of $0.9 million which was recorded as interest expense under the caption finance costs in earnings for the year ended December 31, 2014.

The ABL bore interest at 30-day LIBOR plus a premium varying between 175 and 225 basis points depending on the loan’s remaining availability.

(f)	Real Estate Loan

On November 18, 2014, the Real Estate Loan balance of $13.3 million was prepaid in full, resulting in satisfaction and discharge of liability. There was a corresponding write-off of debt issue costs of $0.4 million which was recorded as interest expense under the caption finance costs in earnings for the year ended December 31, 2014.

The Real Estate Loan bore interest at a rate of 30-day LIBOR plus a loan margin between 225 and 275 basis points based on a pricing grid, as defined in the loan agreement.

14 - PROVISIONS AND CONTINGENT LIABILITIES

The Company’s current provisions consist of environmental, restoration obligations and termination benefits and other provisions primarily related to employee termination costs resulting from the closure of manufacturing facilities.

The reconciliation of the Company’s provisions as of December 31, 2014 is as follows:

	Environmental	Restoration	Termination benefits and other	Total
	$	$	$	$
Balance, December 31, 2013	2,518	1,674	1,553	5,745
Additional provisions	—	433	2,301	2,734
Amounts used	—	(532)	(932)	(1,464)
Amounts reversed	—	(559)	(17)	(576)
Net foreign exchange differences	—	(99)	(30)	(129)

Balance, December 31, 2014	2,518	917	2,875	6,310

Amount presented as current	—	—	2,770	2,770
Amount presented as non-current	2,518	917	105	3,540

Balance, December 31, 2014	2,518	917	2,875	6,310

The reconciliation of the Company’s provisions as of December 31, 2015 is as follows:

	Environmental	Restoration	Termination benefits and other	Total
	$	$	$	$
Balance, December 31, 2014	2,518	917	2,875	6,310
Additional provisions	—	1,026	1,397	2,423
Amounts used	(12)	—	(3,039)	(3,051)
Amounts reversed	—	—	(439)	(439)
Net foreign exchange differences	—	(71)	(20)	(91)

Balance, December 31, 2015	2,506	1,872	774	5,152

Amount presented as current	1,473	50	686	2,209
Amount presented as non-current	1,033	1,822	87	2,942

Balance, December 31, 2015	2,506	1,872	773	5,151

The environmental provision pertains to the Columbia, South Carolina manufacturing facility. Refer to Note 4 for more information regarding the relocation of the Columbia, South Carolina manufacturing facility.

The restoration provision pertains to leases at operating facilities where the Company is obligated to restore the leased properties to the same condition that existed at the lease commencement date. The carrying amount of this obligation is based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in these facilities.

As a result of the TaraTape and Better Packages acquisitions in 2015, the Company recorded additional restoration provisions associated with these leased facilities totalling $0.9 million.

In 2013, the Company began the process to relocate the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of the non-renewable lease in April 2014. As a result, in 2014, the Company recorded an additional restoration provision for the new location where the Company is obligated to restore the leased property to the same condition that existed at the lease commencement date. In addition, the Company reversed a portion of the outstanding restoration provision of the existing facility based on actual costs incurred. The reversal is included in earnings in cost of sales and reduced depreciation and amortization for the year ended December 31, 2014.

The termination benefits and other provisions relate primarily to the relocation of the Columbia, South Carolina manufacturing facility. The estimated costs pertain primarily to termination benefits and other labor related costs. The accelerated closure of the Columbia, South Carolina facility as a result of flood damages had minimal impact on the timing of payouts associated with termination benefits. See Note 4 for more information.

On July 3, 2014, the Company was informed of a complaint filed on June 27, 2014 by its former Chief Financial Officer with the Occupational Safety and Health Administration of the US Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company aggressively contested the allegations and believes it demonstrated that the former Chief Financial Officer’s assertions are entirely without merit.

In a letter dated July 16, 2015, OSHA informed the Company that the former Chief Financial Officer had withdrawn the OSHA complaint in order to file a complaint against the Company in US federal district court. The withdrawal occurred prior to any determination by OSHA regarding the complaint.

On November 5, 2015, the former Chief Financial Officer filed a lawsuit against the Company in the United States District Court for the Middle District of Florida. The lawsuit is premised on essentially the same facts and makes essentially the same allegations as asserted in his OSHA complaint; the lawsuit seeks unspecified money damages and a trial by jury. The Company is not currently able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of December 31, 2015. As with the OSHA claim, the Company believes that the Former Chief Financial Officer’s assertion in the lawsuit are entirely without merit. However, upon termination and in accordance with the existing employment agreement between the Company and the former Chief Financial Officer, a termination benefit accrual of $0.4 million had been recorded as of December 31, 2014. Terms of such agreement were not met within the timeframe specified therein and the termination benefit accrual was consequently reversed during the year ended December 31, 2015.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of December 31, 2015.

As of December 31, 2015 and 2014:

•	No reimbursements are expected to be received by the Company for any of the provided amounts; and

•	There were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.

During 2014, there was a reversal of a restoration provision as a result of relocating the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of the non-renewable lease in April 2014.

15 - CAPITAL STOCK

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Class “A” preferred shares, issuable in series, rank in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series. No Class A preferred shares have been issued.

Common Shares

The Company’s common shares outstanding as of December 31, 2015 and 2014, were 58,667,535 and 60,435,826, respectively.

Dividends

On August 14, 2012, the Company’s Board of Directors approved a semi-annual dividend policy. On August 14, 2013, the Company’s Board of Directors changed the semi-annual dividend policy to a quarterly dividend policy. On July 7, 2014 and August 12, 2015, the Company’s Board of Directors changed the quarterly dividend policy by increasing the dividend from $0.08 to $0.12 per share and from $0.12 to $0.13 per share, respectively.

Cash dividends paid are as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 6, 2013	April 10, 2013	$0.08	March 25, 2013	59,983,184	$4.8 million
August 14, 2013	September 30, 2013	$0.08	September 16, 2013	60,741,649	$4.9 million
November 12, 2013	December 30, 2013	$0.08	December 16, 2013	60,776,649	$4.9 million
February 6, 2014	March 31, 2014	$0.08	March 19, 2014	60,776,649	$4.9 million
May 7, 2014	June 30, 2014	$0.08	June 17, 2014	60,951,976	$4.9 million
August 5, 2014	September 30, 2014	$0.12	September 15, 2014	60,423,976	$7.2 million
November 4, 2014	December 31, 2014	$0.12	December 15, 2014	60,436,476	$7.2 million
March 9, 2015	March 31, 2015	$0.12	March 19, 2015	60,355,638	$7.3 million
May 11, 2015	June 30, 2015	$0.12	June 15, 2015	59,621,238	$7.2 million
August 12, 2015	September 30, 2015	$0.13	September 15, 2015	59,502,185	$7.7 million
November 11, 2015	December 31, 2015	$0.13	December 15, 2015	58,667,535	$7.5 million

Share repurchase

On July 7, 2014, the Company announced a normal course issuer bid (“NCIB”) effective on July 10, 2014. This NCIB expired on July 9, 2015. The Company renewed its NCIB effective July 10, 2015. On November 11, 2015, the TSX approved an amendment to the Company’s NCIB as a result of which the Company will be entitled to repurchase for cancellation up to 4,000,000 common shares. The previous maximum was 2,000,000 common shares. This renewed NCIB expires on July 9, 2016 and 2,479,900 shares remained available for repurchase under the NCIB as of December 31, 2015.

	December 31,
	2015	2014
Common shares repurchased	2,487,188	597,500
Average price per common share including commissions	CDN$15.52	CDN$14.35
Total purchase price including commissions	$29,984	$7,822
Carrying value of the common shares repurchased	$14,973	$3,225
Share repurchase premium (1)	$15,011	$4,597

(1)	The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity.

Stock options

Under the Company’s ESOP, stock options to acquire the Company’s common shares may be granted to the Company’s executives, directors and key employees. The total number of common shares reserved for issuance under the ESOP is equal to 10% of the Company’s issued and outstanding common shares from time to time. Stock options are equity-settled and expire no later than 10 years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. The ESOP provides that such stock options granted to key employees and executives will vest and may be exercisable 25% per year over four years. The stock options granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

All stock options are granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the common shares on the TSX for the day immediately preceding the effective date of the grant.

The changes in number of stock options outstanding were as follows:

	2015		2014		2013
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	7.01	2,360,000	5.52	2,264,177	2.60	2,657,037
Granted	—	—	12.51	492,500	12.19	830,000
Exercised	2.79	(712,500)	3.60	(256,677)	3.35	(1,151,610)
Forfeited	12.30	(30,000)	8.38	(140,000)	9.71	(71,250)

Balance, end of year	8.78	1,617,500	7.01	2,360,000	5.52	2,264,177

The weighted average fair value per stock option granted during 2014 and 2013 was $3.12 and $3.69, respectively, using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2014	2013
Expected life	5.6 years	5.6 years
Expected volatility(1)	38%	43%
Risk-free interest rate	1.75%	1.59%
Expected dividends	2.83%	2.72%
Stock price at grant date	CDN$12.51	CDN$12.19
Exercise price of awards	CDN$12.51	CDN$12.19
Foreign exchange rate USD to CDN	1.1070	1.0358

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

The following table summarizes information about stock options outstanding and exercisable as of:

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2015

Range of exercise prices
$1.55 to $2.19	536,250	4.00	1.65	536,250	1.65
$12.04 to $14.34	1,081,250	5.35	12.31	414,375	12.25

	1,617,500	4.90	8.78	950,625	6.27

December 31, 2014

Range of exercise prices
$1.55 to $2.19	1,190,000	4.37	1.81	1,043,750	1.84
$12.04 to $14.34	1,170,000	6.22	12.30	177,500	12.15

	2,360,000	5.29	7.01	1,221,250	3.33

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2013

Range of exercise prices
$1.55 to $1.90	1,077,500	5.78	1.74	617,500	1.76
$2.19 to $3.61	406,677	2.18	2.83	352,927	2.93
$12.04 to $14.34	780,000	6.80	12.14	17,500	12.04

	2,264,177	5.48	5.52	987,927	2.36

Performance Share Unit Plan

On April 22, 2014, the Board of Directors of the Company adopted the PSU Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company, (b) furnish an incentive to such participants to continue their services for the Company and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

	2015	2014
PSUs granted	363,600	152,500
Weighted average fair value per PSU granted	$13.64	$11.38
PSUs forfeited	18,060	—
PSUs outstanding	498,040	152,500
Weighted average fair value per PSU outstanding	$12.99	$11.38

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, taking into account the following weighted average assumptions:

	2015	2014
Expected life	3 years	3 years
Expected volatility(1)	35%	38%
Risk-free interest rate	1.07%	0.91%
Expected dividends(2)	0.00%	0.00%
Performance period starting price(3)	CDN$17.86	CDN$12.74
Stock price at grant date	CDN$17.53	CDN$12.72

1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)	A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model. As of December 31, 2015 the Company accrued $0.1 million (less than $0.1 million as of December 31, 2014) in the consolidated balance sheets in other liabilities.
(3)	The performance period starting price is measured as the five-day volume weighted average trading price for the common shares of the Company on the TSX on the grant date.

PSUs are expensed on a straight-line basis over their vesting period. The PSUs granted in 2015 and 2014 are earned over a three-year period with vesting at the third anniversary of the grant date.

The number of shares earned can range from 0 to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return (“TSR”) ranking of the Company versus a specified peer group of companies. As of December 31, 2015, the Company’s TSR ranking was such that if the awards granted in 2014 and 2015 were to be settled at December 31, 2015, the number of shares earned would be 150% of the grants awarded.

Deferred Share Unit Plan

On April 22, 2014, the Board of Directors of the Company adopted the DSU Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company who is not an executive officer or employee of the Company. A DSU, as defined by the Company’s DSU Plan, represents the right of a participant to receive a common share of the Company. Under the DSU Plan, each director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

DSUs received as a result of a grant are expensed immediately. The fair value of DSUs is based on the closing price for the common shares of the Company on the TSX on the date of the grant.

DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period. The fair value of DSUs is based on the fair value of services rendered.

	2015	2014
DSUs granted	46,142	36,901
Weighted average fair value per DSU granted	$15.09	$12.04
Stock-based compensation expense recognized for DSUs received in lieu of cash for directors’ fees not yet granted	$134	$156
DSUs outstanding	66,583	36,901
Weighted average fair value per DSU outstanding	$13.61	$12.04
Shares issued upon DSU settlement:
DSUs settled	16,460	—
Less: shares withheld for required minimum tax withholding	10,063	—

Shares issued	6,397	—

Stock Appreciation Rights

On June 20, 2012, the Board of Directors of the Company adopted the 2012 SAR Plan in lieu of granting stock options in 2012. The 2012 SAR Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award SARs to eligible persons. A SAR, as defined by the 2012 SAR Plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. SARs can be settled only in cash and expire no later than 10 years after the date of the grant. The award agreements provide that SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

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

All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which a SAR is granted.

	2015	2014
SARs outstanding	582,952	645,452
Weighted average fair value per SARs	$7.08	$8.51

The weighted average fair value per SAR outstanding was estimated, using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2015	2014
Expected life	2.4 years	3.3 years
Expected volatility(1)	35%	33%
Risk-free interest rate	0.59%	1.17%
Expected dividends	3.86%	2.99%
Stock price at grant date	CDN$7.56	CDN$7.56
Exercise price of awards	CDN$7.56	CDN$7.56
Stock price	CDN$18.69	CDN$18.61
Foreign exchange rate US to CDN	1.3887	1.1601

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

	2015	2014
Expense (income) recorded in earnings in selling, general and administrative expenses	($216)	$3,699
SARs exercised	52,500	400,453
Exercise price	CDN$7.56	CDN$7.56
Cash payments	$462	$3,631
SARs forfeited	10,000	123,750

	2015	2014
Outstanding amounts vested and expected to vest in the next twelve	$	$
months, recorded in the consolidated balance sheets in accounts payable and accrued liabilities	4,014	7,232
Outstanding amounts expected to vest in greater than twelve months, recorded in the consolidated balance sheets in other liabilities	—	539
Aggregate intrinsic value of outstanding vested awards, including awards exercised but not yet paid	2,857	4,386

Change in Contributed Surplus

The activity for the years ended December 31, 2015, 2014 and 2013 in the consolidated changes in shareholders’ equity under the caption contributed surplus is detailed as follows:

	2015	2014	2013
	$	$	$
Excess tax benefit on exercised stock options	(2,088)	(732)	—

Excess tax benefit on outstanding stock options	(1,502)	2,535	4,675

Stock-based compensation expense credited to capital on options exercised	(746)	(289)	(1,709)

Stock-based compensation expense
Stock options	931	1,542	1,145
Deferred share units	665	602	—
Performance share units	1,763	338	—

	3,359	2,482	1,145

Deferred Share Units (“DSUs”) settlement, net of required minimum tax withholding	(218)	—	—

Change in contributed surplus	(1,195)	3,996	4,111

16 - BUSINESS ACQUISITION

Better Packages

On April 7, 2015, a subsidiary of the Parent Company, Intertape Polymer Corp. (“IPC”), under a Stock Purchase Agreement (the “Better Packages Agreement”) dated the same day, purchased 100% of the issued and outstanding common shares of BP Acquisition Corporation (“Better Packages”) (which wholly-owns a subsidiary, Better Packages, Inc.) (the “Better Packages Acquisition”), a supplier of water-activated tape dispensers.

IPC paid in cash, funded primarily from the Revolving Credit Facility, a purchase price of $15.9 million. There are no additional contingent consideration arrangements in the Better Packages Agreement. In addition, IPC and the former shareholders of Better Packages each made customary representations and warranties and covenants in the Better Packages Agreement and the Better Packages Agreement contains customary indemnification provisions. The former shareholders of Better Packages have deposited in escrow $2.9 million related to these items as of December 31, 2015.

The net cash consideration paid on the closing date was as follows:

April 7, 2015
$
Consideration paid in cash	15,867
Less: cash balances acquired	534

15,333

The Better Packages Acquisition was accounted for using the acquisition method of accounting. The Better Packages Acquisition should further extend the Company’s product offering and global presence in the rapidly growing e-commerce market, resulting in the recognition of goodwill of $6.1 million. The Company does not expect any of the goodwill to be deductible for income tax purposes.

The fair value of net identifiable assets acquired and goodwill at the date of acquisition are as follows:

April 7, 2015
$
Current assets
Cash	534
Trade receivables (1)	1,310
Inventories	2,489
Other current assets	100
Property, plant and equipment	632
Intangible assets
Customer list	7,343
Trademark	1,700
Non-compete agreement	198
Other intangibles	21
Other assets	22

14,349
Current liabilities
Accounts payable and accrued liabilities	1,165
Deferred tax liability	3,483
Provisions	10

4,658

Fair value of net identifiable assets acquired	9,691

April 7, 2015
$
Cash consideration transferred	15,768
Less: fair value of net identifiable assets acquired	9,691

Goodwill	6,077

(1)	As of December 31, 2015 the Company has collected the fair value of the trade receivables of $1,310. The gross contractual amounts receivable were $1,324.

The Better Packages Acquisition’s impact on the Company’s consolidated earnings was as follows:

April 7, 2015 through December 31, 2015
$
Revenue	14,601
Net earnings	1,538

Had the Better Packages Acquisition been effective as of January 1, 2015 the impact on the Company’s consolidated earnings would have been as follows:

December 31, 2015
$
Revenue	18,193
Net earnings (1)	1,598

(1)	The adjustments to arrive at net earnings included (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by the acquiree, (iii) the amortization of recorded intangibles and other acquisition method accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of Better Packages post-closing.

The acquisition-related costs are excluded from the consideration transferred and are included in the Company’s consolidated earnings as follows:

December 31, 2015
$
Selling, general and administrative expenses	387

TaraTape

On November 2, 2015, IPC, under a Stock Purchase Agreement (the “TaraTape Agreement”) dated the same day, purchased 100% of the issued and outstanding common shares and warrants of RJM Manufacturing, Inc. (d/b/a “TaraTape”) (the “TaraTape Acquisition”), a manufacturer of filament and pressure sensitive tapes.

IPC paid in cash, funded primarily from the Company’s Revolving Credit Facility, a purchase price of $11.0 million. There are no additional contingent consideration arrangements in the TaraTape Agreement. In addition, IPC and the shareholder and warrantholders of TaraTape each made customary representations and warranties and covenants in the TaraTape Agreement and the TaraTape Agreement contains customary indemnification provisions. The former shareholder and warrantholders of TaraTape have deposited in escrow $0.6 million related to these items as of December 31, 2015.

The net cash consideration paid on the closing date was $11.0 million less the cash balance acquired of nil.

The TaraTape Acquisition was accounted for using the acquisition method of accounting. The TaraTape Acquisition should strengthen the Company’s market position, resulting in the recognition of goodwill of $1.4 million. The Company expects the goodwill to be deductible for income tax purposes.

The fair value of net identifiable assets acquired and goodwill at the date of acquisition are as follows:

November 2, 2015
$
Current assets
Trade receivables (1)	1,835
Inventories	3,183
Other current assets	185
Property, plant and equipment	5,100
Intangible assets
Customer list	2,095
Trademark	494
Deferred tax asset	280
Other assets	24

13,196
Current liabilities
Accounts payable and accrued liabilities	2,677
Provisions	918

3,595

Fair value of net identifiable assets acquired	9,601

November 2, 2015
$
Cash consideration transferred	11,000
Less: fair value of net identifiable assets acquired	9,601

Goodwill	1,399

(1)	As of December 31, 2015 the Company expects to collect the fair value of the trade receivables of $1,835. The gross contractual amounts receivable were $1,845.

The TaraTape Acquisition’s impact on the Company’s consolidated earnings was as follows:

November 2, 2015 through December 31, 2015
$
Revenue	3,078
Net loss	(161)

Had the TaraTape Acquisition been effective as of January 1, 2015, the impact on the Company’s consolidated earnings would have been as follows:

December 31, 2015
$
Revenue	19,419
Net loss (1)	(102)

(1)	The adjustments to arrive at net loss included (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by the acquiree, (iii) the amortization of recorded intangibles and other acquisition method accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of TaraTape post-closing.

The acquisition-related costs are excluded from the consideration transferred and are included in the Company’s consolidated earnings as follows:

December 31, 2015
$
Selling, general and administrative expenses	502

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

The amount expensed with respect to the defined contribution plans for the years ended December 31, was $4.0 million in 2015, and $3.6 million for both 2014 and 2013.

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

The Company’s Investment Committee, composed of the Company’s Chief Financial Officer, Vice President of Human Resources, Vice President of Treasury and other members of management, makes investment decisions for the Company’s pension plans. The asset liability matching strategy of the pension plans and plan asset performance is reviewed semi-annually in terms of risk and return profiles with external investment management advisors, actuaries and plan trustees. The Investment Committee, together with external investment management advisors, actuaries and plan trustees, has established a target mix of equity, fixed income, and alternative securities based on funded status level and other variables of each defined benefit plan.

The assets of the defined benefit plans are held separately from those of the Company in funds under the control of trustees.

Information Relating to the Various Plans

	Pension Plans		Other plans
	2015	2014	2015	2014
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	81,223	82,715	3,662	3,275
Current service cost	1,208	1,126	22	16
Interest cost	3,042	3,538	126	136
Benefits paid	(3,211)	(3,488)	(27)	(58)
Benefits paid upon settlement	—	(15,743)	—	—
Actuarial (gains) losses from demographic assumptions	(1,332)	3,726	(30)	87
Actuarial (gains) losses from financial assumptions	(2,652)	10,311	(31)	209
Experience losses (gains)	15	(1,277)	22	185
Settlement loss	—	1,613	—	—
Foreign exchange rate adjustment	(2,121)	(1,298)	(379)	(188)

Balance, end of year	76,172	81,223	3,365	3,662

Fair value of plan assets
Balance, beginning of year	53,172	67,121	—	—
Interest income	1,955	2,598	—	—
Return on plan assets (excluding amounts included in net interest expense)	(1,458)	2,538	—	—
Contributions by the employer	1,930	2,240	—	—
Benefits paid	(3,211)	(3,488)	—	—
Benefits paid upon settlement	—	(15,743)	—	—
Administration expenses	(307)	(675)	—	—
Foreign exchange rate adjustment	(1,836)	(1,419)	—	—

Balance, end of year	50,245	53,172	—	—

Funded status – deficit	25,927	28,051	3,365	3,662

The defined benefit obligations and fair value of plan assets at December 31, are broken down by geographical locations as follows:

	2015			2014
	US	Canada	Total	US	Canada	Total
	$	$	$	$	$	$
Defined benefit obligations	66,728	12,809	79,537	70,070	14,815	84,885
Fair value of plan assets	(40,338)	(9,907)	(50,245)	(42,509)	(10,663)	(53,172)

Deficit in plans	26,390	2,902	29,292	27,561	4,152	31,713

The defined benefit obligations for pension plans as at December 31, broken down by funding status are as follows:

	2015	2014
	$	$
Wholly unfunded	10,952	11,751
Wholly funded or partially funded	65,220	69,472

Total obligations	76,172	81,223

Reconciliation of Pension and Other Post-Retirement Benefits Recognized in the Balance Sheet

	December 31, 2015	December 31, 2014
	$	$
Pension Plans
Present value of the defined benefit obligation	76,172	81,223
Fair value of the plan assets	50,245	53,172

Deficit in plans	25,927	28,051

Liabilities recognized	25,927	28,051

Other plans
Present value of the defined benefit obligation and deficit in the plans	3,365	3,662

Liabilities recognized	3,365	3,662

Total plans
Total pension and other post-retirement benefits recognized in balance sheets	29,292	31,713

The composition of plan assets based on the fair value as of December 31, was as follows:

	December 31,	December 31,
	2015	2014
	$	$
Asset category
Cash	860	1,789
Equity instruments	29,399	26,706
Fixed income instruments	16,900	22,491
Real estate investment trusts	3,053	2,186
Other	33	—

Total	50,245	53,172

As of December 31, 2015 and 2014, approximately 25% and 26% of equity and fixed income instruments were held in mutual funds, respectively. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.

Most equity, fixed income and real estate investment trusts have quoted prices, or net asset value, in active markets. Certain US government obligations and mutual fund positions are valued at the quoted price, or net asset value, for identical or similar securities reported in active markets.

Defined Benefit Expenses Recognized in Consolidated Earnings

	Pension Plans			Other plans
	2015	2014	2013	2015	2014	2013
	$	$	$	$	$	$
Current service cost	1,208	1,126	1,335	22	16	18
Administration expenses	307	675	307	—	—	—
Net interest expense	1,087	1,031	1,355	126	136	171
Settlement loss	—	1,613	—	—	—	—

Net costs recognized in the statement of consolidated earnings	2,602	4,445	2,997	148	152	189

	Total Plans
	2015	2014	2013
	$	$	$
Current service cost	1,230	1,142	1,353
Administration expense	307	675	307
Net interest expense	1,213	1,167	1,526
Settlement loss	—	1,613	—

Net costs recognized in the statement of consolidated earnings	2,750	4,597	3,186

Remeasurement of Defined Benefit Liability in Other Comprehensive Income (Loss)

	Pension Plans			Other plans
	2015	2014	2013	2015	2014	2013
	$	$	$	$	$	$
Actuarial gains (losses) from demographic assumptions	1,332	(3,726)	(1,075)	30	(87)	(86)
Actuarial gains (losses) from financial assumptions	2,652	(10,311)	10,521	31	(209)	744
Experience (losses) gains	(15)	1,277	(342)	(22)	(185)	640
Return on plan assets (excluding amounts included in net interest expense)	(1,458)	2,538	8,186	—	—	—
Asset ceiling	—	—	(2,676)	—	—	—
Change in the amount recognized as a liability in respect of minimum funding requirements	—	2,497	1,749	—	—	—

Total amounts recognized in other comprehensive income (loss)	2,511	(7,725)	16,363	39	(481)	1,298

The Company expects to contribute $1.4 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2016.

The weighted average duration of the defined benefit obligation at December 31, 2015 and 2014 is 14 years for US plans and 20 years for Canadian plans for both periods.

The significant weighted average assumptions, which management considers the most likely, and which were used to measure its defined benefit obligations at December 31, are as follows:

	US plans		Canadian plans
	2015	2014	2015	2014
Discount rate
Pension plans	4.03%	3.74%	4.25%	4.15%
Other plans	3.28%	3.15%	4.25%	4.15%
Mortality rate (in years)
Current pensioner - Male	21	22	22	22
Current pensioner - Female	23	24	24	24
Current member aged 45 - Male	22	23	23	23
Current member aged 45 - Female	24	25	25	25

Significant actuarial assumptions for defined benefit obligation measurement purposes are discount rate and mortality rate. The sensitivity analyses below have been determined based on reasonably possible changes of the assumptions, in isolation of one another, occurring at the end of the reporting period. This analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the assumptions would occur in isolation of one another as some of the assumptions may be correlated. An increase or decrease of 1% in the discount rate or an increase or decrease of one year in mortality rate would result in the following increase (decrease) in the defined benefit obligation:

	2015	2014
	$	$
Discount rate
Increase of 1%	(9,883)	(10,962)
Decrease of 1%	12,337	13,792
Mortality rate
Life expectancy increased by one year	2,546	2,477
Life expectancy decreased by one year	(2,494)	(2,443)

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

Geographic Information

The following tables present geographic information about revenue attributed to countries based on the location of external customers and about property, plant and equipment by country based on the location of the assets:

	2015	2014	2013
	$	$	$
Revenue
Canada	53,035	61,903	63,656
United States	671,187	670,997	643,053
Other	57,685	79,832	74,791

Total revenue	781,907	812,732	781,500

	December 31, 2015	December 31, 2014
	$	$
Property, plant and equipment
Canada	14,467	15,104
United States	171,154	162,799
Other	12,464	10,243

Total property, plant and equipment	198,085	188,146

Intangible assets
Canada	50	112
United States	12,518	1,469
Other	—	—

Total intangible assets	12,568	1,581

Other assets
Canada	71	84
United States	3,081	3,065
Other	25	9

Total other assets	3,177	3,158

Goodwill
United States	7,476	—

Total goodwill	7,476	—

The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems:

	2015	2014	2013
	$	$	$
Revenue
Tape	529,524	524,979	510,539
Film	128,361	158,398	149,293
Woven coated fabrics	117,881	121,431	114,438
Other	6,141	7,924	7,230

	781,907	812,732	781,500

19 - RELATED PARTY TRANSACTIONS

The Company’s key personnel are members of the Board of Directors and five members of senior management in 2015, 2014 and 2013. Key personnel remuneration includes the following expenses:

	2015	2014	2013
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	3,378	3,359	4,619
Post-employment benefits	311	300	286
Stock-based compensation expense	2,074	4,802	3,977
Termination benefits (1)	(405)	405	—

Total remuneration	5,358	8,866	8,882

(1)	Refer to Note 14 for more information regarding termination benefits.

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. The sale of the home was completed on April 15, 2015 and the Company was reimbursed for the purchase funding.

20 - COMMITMENTS AND CONTINGENCIES

Commitments Under Operating Leases

For the year ended December 31, 2015, the expense in respect of operating leases was $5.9 million ($5.2 million in 2014 and $4.6 million in 2013). As of December 31, 2015, the Company had commitments aggregating to approximately $14.0 million through the year 2032 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are expected to be $3.1 million in 2016, $3.0 million in 2017, $2.5 million in 2018, $1.5 million in 2019, $1.2 million in 2020 and $2.7 million thereafter.

Contingent Loss

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no additional amounts have been recorded as of December 31, 2015. Refer to Note 14 for more information regarding contingent liabilities.

Commitment Under Service Contract

The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge will be incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $1.7 million annually in 2016 through 2020 and $6.0 million as the total billings expected over the remainder of the contract up to 2023.

Certain penalty clauses exist within the contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $5.4 million as of December 31, 2015. This amount declines annually until the expiration of the contract.

The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, through December 2019 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.2 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined within the agreements.

Commitments to Suppliers

The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through June 2017 totaling approximately $22.1 million as of December 31, 2015. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of the raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. At December 31, 2015, the Company had on hand $13.0 million of raw material owned by its suppliers.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements.

21 - FINANCIAL INSTRUMENTS

Fair Value and Classification of Financial Instruments

As of December 31, 2015 and 2014, the classification of financial instruments, excluding derivative financial instruments designated as part of an effective hedging relationship, as well as their carrying amounts and respective fair values are as follows:

	Carrying amount
	Financial assets at amortized cost	Financial liabilities at amortized cost	Fair value
	$	$	$
December 31, 2015

Financial assets
Cash	17,615	—	17,615
Trade receivables	78,517	—	78,517
Supplier rebates and other receivables	1,135	—	1,135

Total	97,267	—	97,267

Financial liabilities
Accounts payable and accrued liabilities (1)	—	64,484	64,484
Long-term debt (2)	—	132,865	132,865

Total	—	197,349	197,349

December 31, 2014

Financial assets
Cash	8,342	—	8,342
Trade receivables	81,239	—	81,239
Supplier rebates and other receivables	2,398	—	2,398

Total	91,979	—	91,979

Financial liabilities
Accounts payable and accrued liabilities (1)	—	54,890	54,890
Long-term debt (2)	—	98,042	98,042

Total	—	152,932	152,932

(1)	Excludes employee benefits
(2)	Excluded finance lease liabilities

The carrying amount and fair value of the interest rate swap agreements was a liability, included in other liabilities in the consolidated balance sheet, amounting to $0.4 million as of December 31, 2015 (nil as of December 31, 2014). See additional disclosures under interest rate risk below.

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

•	The fair value of cash, trade receivables, supplier rebates and other receivables, accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods.

•	The fair value of long-term debt, mainly bearing interest at variable rates is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing.

•	The Company measures the fair value of its interest rate swap agreements using a valuation technique based on observable market data, including interest rates, as a listed market price is not available.

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

Level 3: The fair value is estimated using a valuation technique based on unobservable data.

As of December 31, 2015 and 2014, long-term debt and interest rate swaps are categorized as Level 2 of the fair value hierarchy.

Income and expenses relating to financial assets and financial liabilities are as follows:

	2015	2014	2013
	$	$	$
Interest income
Cash and deposits	47	62	75

Bad debt expense (recovery)
Trade receivables	339	200	(132)

Interest expense calculated using the effective interest rate method
Long-term debt	3,380	5,756	6,289

Exchange Risk

The Company’s consolidated financial statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.

The following table details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the US dollar, and the related impact on finance costs - other expense, net. For a 10% weakening of the Canadian dollar and the Euro, against the US dollar, there would be an equal and opposite impact on finance costs - other expense, net. As of December 31, 2015 and 2014 everything else being equal, a 10% strengthening of the Canadian dollar and Euro, against the US dollar, would result as follows:

	2015		2014
	Canadian dollar	Euro	Canadian dollar	Euro
	USD$	USD$	USD$	USD$
Increase (decrease) to finance costs - other expense,net from financial assets and financial liabilities	(258)	52	(461)	(21)

Interest Rate Risk

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate debt. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s risk strategy with respect to its exposure associated with floating rate debt is that the Chief Executive Officer, Chief Financial Officer and Vice President of Treasury monitor the Company’s amount of floating rate debt, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30-day LIBOR-based cash flows from the first $100,000,000 through August 20, 2018 and the first $40,000,000 through November 18, 2019 of such variable rate debt due to changes in the benchmark interest rate.

To help accomplish this objective, the Company entered into interest rate swap agreements designated as cash flow hedges. The terms of the interest swap agreements are as follows:

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
March 18, 2015	November 18, 2019	$40,000,000	Monthly	1.610%
August 18, 2015	August 20, 2018	$60,000,000	Monthly	1.197%

The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. These payments were recorded as an adjustment of interest expense on the hedged debt instruments. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.

Additionally, the Company elects to use the Hypothetical Derivative methodology to measure the ineffectiveness of its hedging relationships in a given reporting period to be recorded in earnings. Under the Hypothetical Derivative method, the actual interest rate swaps would be recorded at fair value on the balance sheet, and accumulated OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual interest rate swaps or the cumulative change in the fair value of the hypothetical derivatives. The determination of the fair values of both the hypothetical derivative and the actual interest rate swaps will use discounted cash flows based on the relevant interest rate swap curves. The amount of ineffectiveness, if any, recorded in earnings in finance costs in other expense, net, would be equal to the excess of the cumulative change in the fair value of the actual interest rate swaps over the cumulative change in the fair value of the hypothetical derivatives. Amounts previously included as part of OCI are transferred to earnings in the period during which the hedged item impacts net earnings.

The change in fair value of the derivatives used for calculating hedge effectiveness was $0.4 million as of December 31, 2015.

As of December 31, 2015 and 2014, the impact on the Company’s finance costs - interest expense from a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $0.3 million and $1.0 million, respectively.

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

Trade receivables

As of December 31, 2015, there were two individual customers with trade receivables that accounted for over 5% of the Company’s total trade receivables. These trade receivables were current as of December 31, 2015. As of December 31, 2014, no single customer accounted for over 5% of the Company’s total trade receivables. The Company believes its credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained consistent with credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2015	December 31, 2014
	$	$
Current	74,371	74,304
Past due accounts not impaired
1 – 30 days past due	3,321	6,530
31 – 60 days past due	709	230
61 – 90 days past due	52	85
Over 90 days past due	64	90

	4,146	6,935
Allowance for doubtful accounts	128	396

Gross accounts receivable	78,645	81,635

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

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as of and for the year ended December 31:

	2015	2014
	$	$
Balance, beginning of year	396	656
Additions	286	169
Recoveries	428	—
Write-offs	(980)	(425)
Foreign exchange	(2)	(4)

Balance, end of year	128	396

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

The maturity analysis for non-derivative financial liabilities is as follows as of December 31:

	Other long- term loans	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
	$	$	$	$
2015

Current maturity	—	6,258	64,484	70,742
2017	58	6,054	—	6,112
2018	100	4,796	—	4,896
2019	133,560	986	—	134,546
2020	200	424	—	624
2021 and thereafter	700	3,037	—	3,737

	134,618	21,555	64,484	220,657

2014

Current maturity	—	6,405	54,890	61,295
2016	—	6,327	—	6,327
2017	106	6,141	—	6,247
2018	—	4,887	—	4,887
2019	100,085	1,078	—	101,163
2020 and thereafter	—	2,657	—	2,657

	100,191	27,495	54,890	182,576

(1)	Excludes employee benefits

The Company’s unused availability under the Revolving Credit Facility and available cash on hand amounted to $182.3 million as of December 31, 2015, and $206.2 million in 2014.

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

As of December 31, 2015, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $39.8 million (an increase in cost of sales of $43.9 million in 2014). A similar decrease of 10% will have the opposite impact.

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

	2015	2014
	$	$
Cash	17,615	8,342
Debt	152,836	123,259
Shareholders’ equity	216,728	227,500

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

On March 9, 2016, the Company declared a cash dividend of $0.13 per common share payable on March 31, 2016 to shareholders of record at the close of business on March 21, 2016. The estimated amount of this dividend payment is $7.6 million based on 58,520,335 shares of the Company’s common shares issued and outstanding as of March 9, 2016.

No other significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.

