Form 20-F
period 2016-12-31
INTERTAPE POLYMER GROUP INC
filed 2017-03-29
CIK 880224

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Not applicable

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2016, there were 59,060,335 common shares outstanding.

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

Certain statements and information included in this annual report on Form 20-F constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this annual report on Form 20-F, including statements regarding economic conditions, the Company’s outlook, plans, prospects, products, financial position, future sales and financial results, availability of credit, level of indebtedness, payment of dividends, fluctuations in raw material costs, competition, capital and other significant expenditures, potential acquisitions, manufacturing facility closures and other restructurings, manufacturing plant rationalization initiatives, liquidity, litigation, and business strategies, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the management of Intertape Polymer Group Inc. (“Intertape,” “Intertape Polymer Group,” “IPG,” or the “Company”). Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “believe,” “future,” “likely,” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry and the Company’s customers’ industries; changes in general economic, political, social, fiscal or other conditions in any of the countries where the Company operates; the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures, manufacturing plant rationalization initiatives, greenfield developments, and other restructuring efforts; the quality and market reception of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; risks and costs inherent in the Company’s intellectual property; the Company’s ability to maintain and improve quality and customer service; the Company’s ability to retain, and adequately develop and incentivize, its management team and key employees; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; the Company’s ability to continue to control costs; movements in the prices of key inputs such as raw material, energy and labor, government policies, including those specifically regarding the manufacturing industry, such as industrial licensing, environmental regulations, labor and safety regulations, import restrictions and duties, intellectual property laws, excise duties, sales taxes, and value added taxes; accidents and natural disasters; changes to accounting rules and standards; and other factors beyond our control. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5. Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” as well as statements located elsewhere in this annual report on Form 20-F and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this annual report on Form 20-F. The Company will not update these statements unless applicable securities laws require it to do so.

PART I

Item 1:	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:	Offer Statistics and Expected Timetable

Not applicable.

Item 3:	Key Information

A.	SELECTED FINANCIAL DATA

The selected financial data presented below for the five years ended December 31, 2016 is presented in US dollars and is derived from the Company’s consolidated financial statements in US dollars and prepared in accordance with International Financial Reporting Standards (“IFRS”). The information set forth below was extracted from the consolidated financial statements and related notes included in this annual report and annual reports previously filed and should be read in conjunction with such consolidated financial statements. As required by the Canadian Accounting Standards Board, the Company adopted IFRS on January 1, 2011.

	As of and for the Year Ended December 31
	2016	2015	2014	2013	2012
	(in thousands of US dollars, except shares and per share amounts)
Statements of Consolidated Earnings:
	$	$	$	$	$
Revenue	808,801	781,907	812,732	781,500	784,430

Earnings before Income Taxes	70,706	67,655	58,719	31,553	20,594
Net Earnings	51,137	56,672	35,816	67,357	20,381
Net Earnings attributable to Company shareholders	51,120	56,672	35,816	67,357	20,381
Earnings per share attributable to Company shareholders
Basic	0.87	0.95	0.59	1.12	0.35
Diluted	0.85	0.93	0.57	1.09	0.34

Balance Sheets:
Total Assets	580,597	487,262	466,676	465,199	426,152
Capital Stock	351,203	347,325	357,840	359,201	351,702
Total Equity	242,943	216,728	227,500	230,428	153,834
Total Equity attributable to Company shareholders	236,536	216,728	227,500	230.428	153,834
Number of Common Shares Outstanding	59,060,335	58.667,535	60,435,826	60,776,649	59,625,039
Dividends Declared per Share	0.54	0.50	0.40	0.24	0.08

Exchange Rate Information

As of March 27, 2017, the exchange rate for one Canadian dollar expressed in terms of U.S. dollars, as quoted by Morning Star Foreign Exchange Fast Lite on or about noon Eastern Standard Time, equaled 0.7475.

The following exchange rates tables are based upon the last traded price on or about noon Eastern Standard Time from Morning Star Foreign Exchange Fast Lite.

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of U.S. dollars for each month during the previous six months.

	Low	High
September 2016	0.7549	0.7787
October 2016	0.7465	0.7640
November 2016	0.7360	0.7500
December 2016	0.7375	0.7621
January 2017	0.7438	0.7662
February 2017	0.7582	0.7694
March 2017 (through March 27, 2017)	0.7401	0.7551

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of U.S. dollars for the fiscal years 2012, 2013, 2014, 2015 and 2016. The average rate is calculated using the average of the exchange rates on the last day of each month during the period.

Average
2012	1.001
2013	0.9720
2014	0.9060
2015	0.7824
2016	0.7544

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

Historically, the Company has not always been able to pass on significant raw material cost increases through price increases to its customers. The Company’s results of operations in prior years, at times, have been negatively impacted by raw material cost increases. These increases adversely affected the Company’s profitability. As a result of raw material cost increases, the Company may increase prices (which could result in reduced market share) or may choose to keep prices the same (which could result in decreased margins). The Company’s profitability in the future may be adversely affected due to fluctuations in raw material prices. Additionally, the Company relies on its suppliers for deliveries of raw materials. If any of its suppliers are unable to deliver raw materials to the Company for an extended period of time, there is no assurance that the Company’s raw material requirements would be met by other suppliers on acceptable terms, or at all (although the Company has alternative suppliers for a number of the raw materials it uses), which could have a material adverse effect on the Company’s results of operations.

Given that a significant portion of the Company’s major raw materials are by-products of crude oil and natural gas, the Company is subject to risks associated with energy markets. These markets are subject to volatility, which may result in increased raw material costs for the Company. A number of potential factors, such as legislation aimed at reducing greenhouse gas emissions, wars, terrorist attacks, heightened tariffs and other adverse international trade issues, and political unrest, may result in volatile energy markets and increased raw material costs for the Company.

The Company’s ability to achieve its growth objectives depends in part on the timing and market acceptance of its new products and its improved products, as well as its strategic acquisitions and capital expenditure initiatives proving to have the positive effects contemplated in the Company’s growth objectives.

The Company’s business plan includes the introduction of new products and the improvement of existing products, which are both developed internally and obtained through acquisitions. The Company’s ability to introduce these products successfully depends on the demand for the products, as well as their price, quality, and related customer service. In the event the market does not fully accept these products, or competitors introduce similar or superior products (or products perceived by the market to be similar or superior), the Company’s ability to expand its markets and generate organic growth could be negatively impacted which could have an adverse effect on its operating results.

In addition, the Company’s business plan and growth objectives contain certain goals based on potential acquisitions and capital expenditures. The Company cannot provide any assurances that it will be able to: identify future strategic acquisitions and adequately conduct due diligence; consummate these potential acquisitions on favorable terms, if at all; or if consummated, successfully integrate the operations and management of future acquisitions. Similarly, for potential capital expenditure projects (including any greenfield developments): we may be unable to identify positive projects; actual costs may exceed expected costs for such projects; we may be unable to complete such projects in a timely manner, if at all; such projects may require substantial capital that we are unable to obtain on favorable terms, if at all; such projects may require numerous governmental permits and approvals, and we may be unable to obtain such permits and approvals in a timely manner and at a reasonable cost, if at all; such projects may not yield the expected benefits; and the Company’s Revolving Credit Facility’s covenants may limit our ability to develop such projects.

For a further description of the risks related to the Company’s acquisitions, see “Risk Factors – Acquisitions could expose the Company to significant business risks.” For a further description of the risks related to the Company’s Revolving Credit Facility, see “Risk Factors – The Company’s Revolving Credit Facility contains covenants that limit its flexibility and prevent the Company from taking certain actions.”

The Company’s competition and customer preferences could impact the Company’s profitability.

The markets for the Company’s products are highly competitive. Competition in its markets is primarily based upon the quality, breadth and performance characteristics of its products, customer service and price. The Company’s ability to compete successfully depends upon a variety of factors, including its ability to create new and improved products, effectively employ skilled personnel, increase plant efficiencies, reduce manufacturing costs, and create complementary products for customer convenience of a single supplier, as well as its access to quality, low-cost raw materials.

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

Demand for the Company’s products and, in turn, its revenue and profit margins, are affected by customer preferences and changes in customer ordering patterns which may occur as a result of changes in inventory levels and timing of purchases which may be triggered by price changes and incentive programs.

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

The Company has implemented several manufacturing plant rationalization initiatives, manufacturing cost reduction programs and capital expenditure projects. Certain of these have not been, and others may not in the future be, completed as planned. As a result, the costs and capital expenditures incurred by the Company have in certain instances substantially exceeded, and may in the future substantially exceed, projections. In addition, the timing for achieving cost reductions has sometimes been, and may in the future be, later than expected. This could potentially, and has in certain instances, resulted in additional debt incurred by the Company, increased costs, reduced profits, or reduced production and elimination. In addition, the anticipated manufacturing cost savings has been, and may be, less than expected or may not materialize at all.

Acquisitions could expose the Company to significant business risks.

The Company may make strategic acquisitions that could, among other goals, complement its existing products, expand its customer base, range of products, production capacity and markets, improve distribution efficiencies, lower production costs and enhance its technological capabilities. Financial risks from these acquisitions include: (a) the use of the Company’s cash resources; (b) paying a price that exceeds the future value realized from the acquisition; (c) an increase in our expenses and working capital requirements (which could reduce our return on invested capital); (d) potential known and unknown liabilities of the acquired businesses, as well as contractually-based time and monetary limitations on a seller’s obligation to indemnify us for such liabilities; (e) the incurrence of additional debt; (f) the dilutive effect of the issuance of any additional equity securities we issue as consideration for, or to finance, the acquisition; (g) the financial impact of incorrectly valuing goodwill and other intangible assets involved in any acquisitions; (h) potential future impairment write-downs of goodwill and indefinite life intangibles and the amortization of other intangible assets; (i) possible adverse tax and accounting effects; and (j) the risk that we spend substantial amounts purchasing these manufacturing facilities and assume significant contractual and other obligations with no guaranteed levels of revenue or that we may have to close or sell acquired facilities at our cost, which may include substantial employee severance costs and asset write-offs.

Further, there are possible operational risks including: difficulty assimilating and integrating the operations; products; technology; information systems and personnel of acquired companies; losing key personnel of acquired entities; entry into markets in which the Company has no or limited prior experience; diversion of management’s attention; compliance with a different jurisdiction’s laws; failure to obtain or retain intellectual property rights for certain products; and difficulty honoring commitments made to customers of the acquired companies prior to the acquisition. The Company may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses. These acquisitions could expose the Company to significant integration risks and increased organizational complexity, including more complex and costly accounting processes and internal controls, which may challenge management and may adversely impact the realization of an increased contribution from said acquisitions. The failure to adequately address these risks could adversely affect the Company’s business and financial performance.

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

Some of our recent acquisitions involve, and potential future acquisitions may involve, operations outside of the U.S. which are subject to various risks including those described in “Risk Factors – The Company faces risks related to its international operations.”

The Company’s Revolving Credit Facility contains covenants that limit its flexibility and prevent the Company from taking certain actions.

The loan and security agreement governing the Company’s Revolving Credit Facility includes a number of significant restrictive covenants. These covenants could limit the Company’s ability to plan for or react to market conditions, meet its capital needs and execute its business strategy. These covenants, among other things, limit the Company’s ability and the ability of its subsidiaries to incur additional debt; prepay other debt; pay dividends and make other restricted payments; create or permit certain liens; issue or sell capital stock of restricted subsidiaries; use the proceeds from sales of assets; make certain investments; create or permit restrictions on the ability of the guarantors to pay dividends or to make other distributions to the Company; enter into certain types of transactions with affiliates; engage in unrelated businesses; enter into sale and leaseback transactions; and consolidate or merge or sell the Company’s assets substantially as an entirety.

A number of these restrictions are more stringent in regards to subsidiaries of the Company that are not party to the Company’s Revolving Credit Facility (collectively, the “Non-Credit Parties”). The Non-Credit Parties are limited in their ability to incur debt outside of the Company’s Revolving Credit Facility. In addition, the Company and its subsidiaries are limited in the amount of investments that they may make in the Non-Credit Parties and the amount of guaranties they may make in connection with debt incurred by the Non-Credit Parties outside of the Company’s Revolving Credit Facility.

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

On August 10, 2016, the Board of Directors amended the Company’s dividend policy by increasing the annualized dividend by 7.7% from $0.52 to $0.56 per share. The future declaration and payment of dividends, if any, will be at the discretion of the Board of Directors and will depend on a number of factors, including the Company’s financial and operating results, financial position, legal requirements, and anticipated cash requirements. The Company can give no assurance that dividends will be declared and paid in the future or, if declared and paid in the future, at the same level as in the past. Additionally, the Company’s Revolving Credit Facility restricts its ability to pay dividends if the Company does not maintain certain borrowing availability or if the Company is in default.

The Company’s outstanding debt could adversely affect its financial condition.

As of December 31, 2016, the Company had outstanding debt of $179.8 million, which represented 14.0% of its total capitalization. Of such total debt, approximately $179.8 million, or all of the Company’s outstanding senior debt, was secured.

The Company’s outstanding indebtedness could adversely affect its financial condition. The Company’s outstanding indebtedness could also increase its vulnerability to adverse general economic and industry conditions; require the Company to dedicate a substantial portion of its cash flows from operating activities to payments on its indebtedness, thereby reducing the availability of the Company’s cash flows to fund working capital, capital expenditures, potential acquisitions, research and development efforts and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have less debt; and limit the Company’s ability to borrow additional funds on terms that are satisfactory to it or at all.

The Company may not be able to generate sufficient cash flow to meet its debt service obligations.

The Company’s ability to generate sufficient cash flows from operating activities to make scheduled payments on its debt obligations will depend on its future financial performance, which will be affected by a range of economic, competitive, regulatory, legislative and business factors, many of which are outside of the Company’s control. If the Company does not generate sufficient cash flows from operating activities to satisfy its debt obligations, the Company may have to undertake alternative financing plans, such as refinancing or restructuring its debt, selling assets, reducing or delaying capital investments or seeking to raise additional capital. The Company cannot assure that any refinancing would be possible or that any assets could be sold on acceptable terms or otherwise. The Company’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its obligations on commercially reasonable terms, would have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, any refinancing of the Company’s debt could be at higher interest rates and may require the Company to comply with more onerous covenants, which could further restrict its business operations. Also, any additional issuances of equity would dilute the Company’s shareholders.

Despite the Company’s level of indebtedness, it will likely be able to incur substantially more debt. Incurring such debt could further exacerbate the risks to the Company’s financial condition described above.

The Company will likely be able to incur substantial additional indebtedness in the future. Although the loan and security agreement governing the Revolving Credit Facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. The restrictions also do not prevent the Company from incurring obligations that do not constitute indebtedness. To the extent new debt is added to the Company’s currently anticipated debt levels, the substantial leverage risks described above would increase.

The failure to maintain effective internal control over financial reporting in accordance with applicable securities laws could cause the Company’s stock price to decline.

Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the US Securities and Exchange Commission (the “SEC”) as well as applicable rules and guidelines adopted by the Canadian Securities Administrators require annual management assessments of the effectiveness of the Company’s internal control over financial reporting and a report by the Company’s independent registered public accounting firm to express an opinion on these controls based on their audit. Due to inherent limitations, there can be no assurance that the Company’s system of internal control over financial reporting will be successful in preventing all errors, theft, and fraud, or in informing management of all material information in a timely manner. These risks will likely be exacerbated as the Company expands, particularly in foreign jurisdictions where employees may not be as accustomed to such laws and regulations. Also, if the Company cannot in the future favorably assess, or the Company’s independent registered public accounting firm is unable to provide an unqualified attestation report on the effectiveness of the Company’s internal control over financial reporting, investors may lose confidence in the reliability of the Company’s financial reports, which could cause the Company’s stock price to decline.

Certain of the Company’s pension and other post-retirement benefit plans are partially funded or unfunded which could require Company contributions.

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $30.8 million as of December 31, 2016 as compared to $29.3 million at the end of 2015. For 2016 and 2015, the Company contributed $1.4 million and $2.0 million, respectively, to its wholly or partially funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit. In addition, the Company cannot predict whether a change in factors such as pension asset performance or interest rates, will require the Company to make a contribution in excess of its current expectations. Also, the Company expects to contribute $4.1 million to satisfy its 2017 minimum funding requirement for its wholly or partially funded pension plans and to beneficiaries for its unfunded other benefit plans. Further, the Company may not have the funds necessary to meet future minimum pension funding requirements or be able to meet its pension benefit plan funding obligation through cash flows from operating activities.

The Company depends on the proper functioning of its information systems.

The Company is dependent on the proper functioning of information systems, some of which are owned and operated by third parties, to store, process and transmit confidential information, including financial reporting, inventory management, procurement, invoicing and electronic communications belonging to its customers, its suppliers, its employees and/or the Company itself. The Company’s information systems are vulnerable to natural disasters, fire, casualty theft, technical failures, terrorist acts, cyber security breaches, power loss, telecommunications failures, physical or software intrusions, computer viruses, and similar events. If the Company’s critical information systems fail or are otherwise unavailable, its operations could be disrupted, causing a material adverse effect on its business. Also, any theft or misuse of information resulting from a security breach could result in, among other things, loss of significant and/or sensitive information, litigation by affected parties, financial obligations resulting from such theft or misuse, higher insurance premiums, governmental investigations, negative reactions from current and potential future customers (including potential negative financial ramifications under certain customer contract provisions) and poor publicity. Given the seemingly increasing frequency and severity of cyberattacks on commercial and governmental organizations in recent years, this threat may be heightened for the Company. Any of these consequences, in addition to the time and funds spent on monitoring and mitigating the Company’s exposure and responding to breaches, including the training of employees, the purchase of protective technologies and the hiring of additional employees and consultants to assist in these efforts, could adversely affect its financial results.

The Company faces risks related to its international operations.

The Company has customers and operations located outside the United States and Canada. In 2016, sales to customers located outside the United States and Canada represented approximately 10% of its sales. The Company’s international operations present it with a number of risks and challenges, including potential difficulties staffing and managing its foreign operations, potential difficulties managing a more extensive supply chain as compared to its sales efforts in the United States and Canada, potential adverse changes in tax regulations affecting tax rates and the way the United States and other countries tax multinational companies, the effective marketing of the Company’s products in other countries, tariffs and other trade barriers, less favorable intellectual property laws, longer customer payment cycles, exposure to economies that may be experiencing currency volatility or negative growth, exposure to political and economic instability and unsafe working conditions (including acts of terrorism, widespread criminal activities and outbreaks of war) and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance. As a result of the Company’s recent acquisition of Powerband Industries Private Limited (d/b/a Powerband) (“Powerband”), we expect that our business mix will rebalance to a greater percentage of international operations which should increase our exposure to these risks.

Due in large part to the new U.S. Presidential administration, many are expecting substantial changes to U.S. trade and tax policies, including heightened import restrictions or tariffs. Restrictions could prevent or make it difficult for the Company to obtain certain raw materials and/or equipment needed to manufacture certain products. Increased tariffs could require the Company to increase its prices which likely could decrease demand for the Company’s products. In addition, other countries may retaliate through their own restrictions and or increased tariffs which would affect our ability to export products and therefore adversely affect our sales.

The U.S. Federal Reserve recently increased its benchmark interest rate and signaled that rates could continue to rise more quickly than previously expected. While it is unclear whether these actions suggest a change in previous monetary policy positions, including but not limited to an elimination of quantitative easing over time, any such change or market expectation of such change may result in significantly higher long-term interest rates. Such a transition may be abrupt and may, among other things, reduce the availability and/or increase the costs of obtaining new debt and refinancing existing indebtedness, negatively impact the market price of our common stock, and potentially decrease demand for the products of the Company and its customers.

In addition, in June 2016, voters in the United Kingdom approved an advisory referendum to withdraw membership from the European Union, which proposed exit (commonly referred to as “Brexit”) could cause disruptions to, and create uncertainty surrounding, the Company’s business in Europe, including affecting the Company’s relationships with its existing and future customers, suppliers and employees.

Finally, the Company’s financial statements are reported in US dollars while a portion of its sales is made in other currencies, primarily the Canadian dollar, the Euro and the Indian Rupee. As a result, fluctuations in exchange rates between the US dollar and foreign currencies can have a negative impact on the Company’s reported operating results and financial condition. Moreover, in some cases, the currency of the Company’s sales does not match the currency in which it incurs costs, which can negatively affect its profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility where the facility faces competition from non-local producers, as well as the Company’s ability to successfully market its products in export markets.

The Company’s operations are subject to comprehensive environmental regulation and involve expenditures which may be material in relation to its operating cash flow.

The Company’s operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, US (federal, state and local), Canadian (federal, provincial and local) and Indian (federal, state and local). environmental laws applicable to the Company include statutes and regulations intended to impose certain obligations with respect to site contamination and to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties, as well as to prevent future soil and groundwater contamination; imposing ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; governing the handling, management, treatment, storage and disposal of hazardous wastes and substances; and regulating the discharge of pollutants into waterways.

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

The Company obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time it either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or groundwater analysis. The assessments have not revealed any material or significant environmental liability, other than, or in addition to, the $2.5 million liability as of December 31, 2016, accrued in provisions in the Company’s consolidated balance sheet, that, based on current information, the Company believes will have a material adverse effect on it. Nevertheless, these assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities that the Company is not aware of. In addition, ongoing cleanup and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company’s properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of its properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of its operations, may cause the Company to incur significant costs and liabilities that could have a material adverse effect on it.

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

The Company relies on patent protection, as well as a combination of copyright, trade secret and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect its proprietary technology. In addition to relying on patent protection, as well as a combination of copyright, trade secret and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions, the Company relies a fair amount on unpatented proprietary know-how and trade secrets. The Company employs various methods, including its internal security systems, policies and procedures, to protect its proprietary know-how and trade secrets. These mechanisms may not, however, afford complete or sufficient protection, and misappropriation may still occur.

Litigation may be necessary to enforce these rights, which could result in substantial costs to the Company and a substantial diversion of management attention. Further, there can be no assurance that the Company will be able to enforce its patent or other rights, if any, and that others will not independently develop similar know-how and trade secrets, or develop better production methods. If the Company does not adequately protect its intellectual property, its competitors or other parties could use the intellectual property that the Company has developed to enhance their products or make products similar to the Company’s and compete more efficiently with it, which could result in a decrease in the Company’s market share.

While the Company has attempted to ensure that its products and the operations of its business do not infringe other parties’ patents and proprietary rights, its competitors or other parties may assert that the Company’s products and operations may infringe upon patents held by them. In addition, because patent applications can take many years to issue, the Company might have products that infringe upon pending patents and other proprietary rights of which it is unaware. If any of the Company’s products infringe a valid patent, the Company could be prevented from selling such products unless the Company obtains a license or redesigns the products to avoid infringement. A license may not be available or may require the Company to pay substantial royalties. The Company may not be successful in attempts to redesign its products to avoid infringement. Infringement or other intellectual property claims, regardless of merit or ultimate outcome, can be expensive and time-consuming to resolve as well as divert management’s attention from the Company’s core business.

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

Except for the strike which occurred at the Company’s Brantford, Ontario plant in 2008, which is now closed, the Company has never experienced any work stoppages due to employee related disputes. Management believes that it has a good relationship with its employees. However, there can be no assurance that work stoppages or other labor disturbances will not occur in the future. Such occurrences could adversely affect the Company’s business, financial condition and/or results of operations.

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

The Company maintains property, business interruption, general liability, directors and officer’s liability and other ancillary insurance on such terms as it deems appropriate. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay for the full current market value or current replacement cost of the Company’s lost investment. Not all risks are covered by insurance, as such coverage is not feasible.

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

The Company and certain of its subsidiaries are incorporated under the laws of Canada. Certain of their directors are residents of Canada and a portion of directors’ and executive officers’ assets may be located outside of the United States. In addition, certain subsidiaries are located in other foreign jurisdictions. As a result, it may be difficult or impossible for US investors to effect service of process within the United States upon the Company, its Canadian subsidiaries, or its other foreign subsidiaries, or those directors and officers, or to enforce against them judgments of courts of the United States predicated upon the civil liability provisions of US federal securities laws or securities or blue sky laws of any state within the United States. The Company believes that a judgment of a US court predicated solely upon the civil liability provisions of the Securities Act of 1933, as amended and/or the Securities Exchange Act of 1934, as amended (“Exchange Act”) would likely be enforceable in Canada if the US court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure, however, that this will be the case. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

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

Compliance with the SEC’s conflict mineral disclosure requirements results in additional compliance costs and may create reputational challenges.

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

The Company is a foreign private issuer within the meaning of the rules promulgated under the Exchange Act. As such, it is exempt from certain provisions applicable to United States companies with securities registered under the Exchange Act, including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuers’ equity securities within a period of less than six months). Because of these exemptions, purchasers of the Company’s securities are not afforded the same protections or information generally available to investors in public companies organized in the United States. For the year ended December 31, 2008 and commencing for the year ended December 31, 2010 and going forward, the Company has elected to file its annual report on Form 20-F which also fulfills the requirements of the Annual Information Form required in Canada, thus necessitating only one report. The Company reports on Form 6-K, and makes certain other filings (such as Form S-8, Form 11-K and Form SD), with the United States Securities and Exchange Commission and publicly releases quarterly financial reports.

Our business could be negatively affected by the actions of activist shareholders.

Certain of our shareholders may from time to time advance shareholder proposals or otherwise attempt to effect changes or acquire control over our business. Such proposals or attempts are sometimes led by investors seeking to increase short-term shareholder value by advocating corporate actions such as financial restructuring, increased borrowing, special dividends, stock repurchases or even sales of assets or the entire company. Such an action focused on the short-term may be to the long-term detriment of the Company’s shareholders. If faced with actions by activist shareholders, we may not be able to respond effectively to such actions, which could be disruptive to our business.

We cannot assure our shareholders that our normal course issuer bid will enhance shareholder value, and share repurchases could increase the volatility of our share price.

We repurchase shares in the open market and otherwise for cancellation pursuant to normal course issuer bids (“NCIB”), which allow us to repurchase a certain number of shares during a specified period. Under our new NCIB, we are authorized to repurchase up to an aggregate of approximately 4,000,000 common shares over the twelve-month period ending July 13, 2017. The timing and actual number of shares repurchased will depend on a variety of factors including the timing of open trading windows, price, corporate and regulatory requirements, and other market conditions. The existence of the NCIB, however, could also cause our share price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our subordinate voting shares.

Item 4:	Information on the Company

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The business of IPG was established when Intertape Systems Inc., a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal, Canada. The Company was incorporated under the Canada Business Corporations Act on December 22, 1989 under the name “171695 Canada Inc.” On October 8, 1991, the Company filed a Certificate of Amendment changing its name to “Intertape Polymer Group Inc.” A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company was amalgamated with EBAC Holdings Inc.

The Company’s corporate headquarters is located at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec, Canada H4M 2X5 and the address and telephone number of its registered office is 800 Place Victoria, Suite 3700, Montréal, Québec H4Z 1E9, c/o Fasken Martineau Dumoulin LLP, (514) 397-7400.

In the last five years, the Company has undertaken a number of significant manufacturing plant rationalization initiatives in an effort to achieve its goal of being a low-cost producer of its products along with having world class assets at its manufacturing facilities. The Company sold its Brantford, Ontario, facility (which it had closed during the second quarter of 2011) in January 2013. In the fourth quarter of 2012, the Company ceased manufacturing operations at its Richmond, Kentucky, manufacturing facility and transferred operations to its Carbondale, Illinois facility during the first quarter of 2013. The Company sold the Richmond, Kentucky facility in the fourth quarter of 2014. In addition, the Company consolidated its North American shrink film production at its Tremonton, Utah facility in 2013.

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

In February 2013, the Company announced plans to relocate and modernize its Columbia, South Carolina, manufacturing facility and in June 2013, acquired property in Blythewood, South Carolina, which is located in close proximity to the Columbia, South Carolina plant. As of December 31, 2016, the Company had completed commissioning efforts in relation to the duct and masking tape production lines in Blythewood, South Carolina. The Company continues to work aggressively on optimizing the masking tape production process mainly through minimization of production waste and machine downtime as well as achieving target quality levels on one of the masking tape products. As of December 31, 2016, capital expenditures for this project totaled approximately $60.7 million, of which $2.7 million was spent in 2012, $21.8 million in 2013, $24.3 million in 2014, $7.9 million in 2015, and $3.7 million in 2016. At this time, it is not expected that a material amount of additional capital expenditures will be required to achieve further improvement.

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

On November 2, 2015, the Company purchased 100% of the issued and outstanding common shares of RJM Manufacturing, Inc. (d/b/a “TaraTape”), a manufacturer of filament and pressure-sensitive tapes. Intertape Polymer Corp. paid in cash, funded primarily from the Company’s Revolving Credit Facility, a purchase price of $11.0 million in cash. As part of the Company’s plan to realize operational synergies from the TaraTape acquisition, the Company set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and ceased manufacturing operations as of December 31, 2016. In order to accommodate the related production volume, the Company has leveraged production capacity in its Carbondale, Illinois and Danville, Virginia manufacturing facilities and will continue to do so.

On February 16, 2016, the Company announced it will invest $44 to $49 million in the construction of a greenfield manufacturing facility in Midland, North Carolina, with a goal to increase its manufacturing capacity of water-activated tapes by the end of 2017.

On September 16, 2016, IPG Mauritius Ltd., a newly formed subsidiary of the Company, under a Share Purchase Agreement, dated September 2, 2016, purchased a 74% ownership stake in Powerband a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India. The remaining 26% will continue to be held by the Desai family which founded the company in 1994. The Company has approved a plan to expand the production capacity within the Daman, India manufacturing facility and to expand capacity by investing in the construction of a greenfield manufacturing facility in India (“Powerband Investment Projects”). Capital expenditures for the Powerband Investment Projects are currently estimated to total approximately $20 million and the plan for the additional capacity in the current manufacturing facility is expected to be completed by mid-2017 while the greenfield facility is expected to be operating in 2018.

The Company’s total capital expenditures in connection with property, plant and equipment were $50.0 million, $34.3 million, and $40.6 million for the years 2016, 2015, and 2014, respectively. Capital expenditures for the year ended December 31, 2016 were primarily for property, plant and equipment to support the following strategic and growth initiatives: the water-activated tape capacity expansion in Midland, North Carolina ($13.7 million), the shrink film capacity expansion at the Portugal manufacturing facility ($5.4 million), the expansion of the Company’s specialty tape product offering ($2.7 million), the Powerband Investment Projects ($1.5 million), and technology upgrade and capacity expansion of stretch film production in the Danville, Virginia manufacturing facility ($1.4 million). Capital expenditures for the year ended December 31, 2015 were primarily for property, plant and equipment to support the following strategic and growth initiatives: the new facility in Blythewood, South Carolina ($7.9 million), the water-activated tape capacity expansion in Midland, North Carolina ($4.2 million), shrink film capacity expansion at the Portugal manufacturing facility ($3.9 million), and the expansion of the Company’s specialty tape product offering ($3.2 million). Capital expenditures for the year ended December 31, 2014 of $40.6 million were primarily for the new facility in Blythewood, South Carolina and updating existing manufacturing equipment and obtaining new equipment. The Company funded the 2016 capital expenditures through its cash flows from operations and funds available under the Revolving Credit Facility. On a related note, the Company typically relies upon cash flows from operations and funds available under the Revolving Credit Facility to fund capital expenditures.

B.	BUSINESS OVERVIEW

The Company operates in the specialty packaging industry in North America. The Company develops, manufactures and sells a variety of paper and film-based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use. The Company’s products primarily consist of carton sealing tapes, including pressure-sensitive and water-activated tapes; packaging equipment; industrial and performance specialty tapes including masking, duct, electrical and reinforced filament tapes; shrink film; stretch wrap; lumberwrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers (“FIBCs”). Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics.

The Company has approximately 2,200 employees with operations in 17 locations, including 11 manufacturing facilities in North America, one in Europe, and one in India.

The Company has assembled a broad range of products by leveraging its manufacturing technologies, its research and development capabilities, global sourcing expertise and its strategic acquisition program. Over the years, the Company has made a number of strategic acquisitions, including the 2016 acquisition of a 74% ownership stake in Powerband and the 2015 TaraTape and Better Packages acquisitions, in order to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets including food processing, fulfillment, consumer, building and construction, oil and gas, transportation, agriculture, aerospace, appliance, general manufacturing, marine, composites and military applications.

Overview of Periods

2014

In 2014, IPG hired Jeffrey Crystal, who was appointed Chief Financial Officer effective May 9, 2014. Bernard J. Pitz’s tenure as chief financial officer ended on January 30, 2014. Michael C. Jay, Corporate Controller since 2011, assumed the duties of interim Chief Financial Officer from January 30, 2014 to May 9, 2014.

In March 2014, IPG increased the amount available under the Equipment Finance Agreement dated August 14, 2012 from $24.0 million to $25.7 million and also entered into its final capital lease schedule under this agreement for $3.5 million. The average of the fixed interest rates of the capital leases as of December 31, 2014 was 2.87%.

On June 11, 2014, IPG’s Board of Directors adopted: (a) the Performance Share Unit Plan (“PSU Plan”) and (b) the Deferred Share Unit Plan (“DSU Plan”). The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. A maximum of 1,000,000 common shares may be issued from treasury under the PSU Plan. A maximum of 250,000 common shares may be issued from treasury under the DSU Plan.

On July 7, 2014, IPG announced an NCIB effective on July 10, 2014. In connection with this NCIB, the Company was entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. The NCIB was set to expire on July 9, 2015. As of December 31, 2014, the Company had repurchased 597,500 common shares at an average price of CDN$14.35 per share, including commissions, for a total purchase price of $7.8 million.

On July 7, 2014, IPG’s Board of Directors modified the Company’s dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per common share.

On August 5, 2014, the Board of Directors appointed Mr. Frank Di Tomaso as a new board member of the Company.

Effective October 30, 2014, IPG completed an internal restructuring to reorganize the capital structure of several of its legal entities to more efficiently manage its intercompany debt. The results of this restructuring were (in addition to certain transfers of certain intercompany receivables, payables and notes): (a) IPG Holdings LP was dissolved; (b) all of the preferred shares in IPG (US) Holdings Inc. were redeemed and cancelled, with Intertape Polymer Group Inc. owning all of the common shares of IPG (US) Holdings Inc.; (c) Intertape Polymer Group Inc. formed IPG Luxembourg Finance S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) as a wholly owned subsidiary of Intertape Polymer Group Inc. and (d) Intertape Polymer Corp. transferred all of its preferred equity interests in Intertape Polymer Inc. to IPG (US) Inc.

On November 18, 2014, IPG entered into a new Revolving Credit Facility Agreement which provides for a five-year US$300 million Revolving Credit Facility. The Revolving Credit Facility replaced the Company’s previous asset-based loan facility and prepaid in full the outstanding balances of the Real Estate Loan and South Carolina Mortgage. The Revolving Credit Facility Agreement includes an incremental accordion feature of US$150 million, which will enable the Company to increase the limit of this facility (subject to the Revolving Credit Facility Agreement’s terms and lender approval) if needed. The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (125 basis points as of December 31, 2014) depending on the consolidated total leverage ratio.

In December 2014, the Company sold the Richmond, Kentucky manufacturing facility and received net proceeds of $2.3 million.

2015

On April 7, 2015, the Company purchased 100% of the issued and outstanding common stock of Better Packages, a leading supplier of water-activated tape dispensers.

The Company transferred production of duct tape to the new Blythewood facility in early April 2015. During the second and third quarters of 2015, commissioning of the duct tape production line was ongoing in order to work toward the attainment of target levels of product quality balanced with targeted production efficiency. Although the Company was able to meet customer demand for duct tape during the second and third quarters of 2015, there were production yield and operating inefficiencies related to the ramp-up of duct tape production that had a negative impact on results in these quarters and resulted in an extended timeline for the project. However, these inefficiencies improved throughout the year and production was close to reaching targeted performance levels in early 2016. In the fourth quarter of 2015, the Company began limited production and sales of masking tape from the Blythewood facility. As of December 31, 2016, the Company had completed commissioning efforts in relation to the duct and masking tape production lines in Blythewood, South Carolina. The Company continues to work aggressively on optimizing the masking tape production process mainly through minimization of production waste and machine downtime as well as achieving target quality levels on one of the masking tape products.

On June 4, 2015, the Board of Directors appointed Mr. George J. Bunze as the new Chairman of the Board following the retirement of the former Chairman, Mr. Eric E. Baker.

Effective July 10, 2015, the NCIB (effective on July 10, 2014 and scheduled to expire on July 9, 2015) was renewed. In connection with this NCIB, the Company was entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. This renewed NCIB expires on July 9, 2016. On November 11, 2015, the Toronto Stock Exchange (“TSX”) approved an amendment to the Company’s NCIB, as a result of which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares.

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

In October 2015, one of the Company’s wholly-owned subsidiaries entered into a long-term debt agreement containing a short-term credit line and a long-term loan for the purpose of financing a capital expansion project. No amounts were outstanding and approximately $2.3 million (€2.5 million) of the loan was available as of December 31, 2015. Both credit lines bear interest at the rate of 6 month EURIBOR (Euro Interbank Offered Rate) plus a premium (125 basis points as of December 31, 2015). The effective interest rate was 1.21% as of December 31, 2015. The short-term credit line matured in September 2016 and is renewable annually, with interest due quarterly and billed in arrears. The long-term loan has a period for capital use until October 2017 and matures in April 2022, with interest billed in arrears and due bi-annually beginning in April 2018. The loans are secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary.

During 2015, the Company entered into interest swap agreements designated as cash flow hedges. The terms of the interest swap agreements are as follows:

Effective Date	Maturity	Notional Amount	Settlement	Fixed interest rate paid
March 18, 2015	November 18, 2019	$40,000,000	Monthly	1.610%
August 18, 2015	August 20, 2018	$60,000,000	Monthly	1.197%

On November 2, 2015, the Company purchased 100% of the issued and outstanding common shares of TaraTape, a manufacturer of filament and pressure-sensitive tapes.

On November 11, 2015, the Company’s Board of Directors adopted a new By-Law 2015-1, requiring advance notice for the nomination of directors.

On November 30, 2015, the Board of Directors appointed Ms. Mary Pat Salomone as a new board member of the Company.

On December 14, 2015, the Company entered into a Shareholders Rights Plan Agreement (the “Rights Plan”) with CST Trust Company. The purpose of the Shareholder Rights Plan is to provide IPG’s Board of Directors with additional time, in the event of an unsolicited takeover bid, to develop and propose alternatives to the bid and negotiate with the bidder, as well as to ensure equal treatment of shareholders in the context of an acquisition of control made other than by way of an offer to all shareholders, and lessen the pressure on shareholders to tender to a bid. Under the policies of the TSX, the Rights Plan was required to be ratified by the shareholders of the Corporation at a meeting held within six months following the adoption of the Rights Plan, failing which the Rights Plan would have been required to be immediately cancelled and any rights issued thereunder would have been immediately redeemed or cancelled. On June 9, 2016, shareholders approved a resolution ratifying and approving the Rights Plan. For further details on the Rights Plan, see Item 10(C) below.

As of December 31, 2015, management determined it is more likely than not that substantially all of the Company’s deferred tax assets in the Canadian operating entity will be realized based on available evidence such as the cumulative positive financial results for the prior three years, consistent utilization of deferred tax assets, consistent generation of taxable income, and positive financial projections. Accordingly, the Company recognized the majority of its Canadian operating entity’s deferred tax assets, including $3.8 million that were previously derecognized. With respect to the deferred tax assets at the Canadian corporate holding entity (the “Entity”), management determined it appropriate to maintain the same positions for the year ended December 31, 2015 as taken for the year ended December 31, 2014 in that the majority of the Entity’s deferred tax assets should continue to be derecognized as of December 31, 2015. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

2016

On January 28, 2016 and September 2, 2016, IPG entered into amendments to its Revolving Credit Facility Agreement. The January 28, 2016 amendments included certain language clarifying when a change in control has occurred for purposes of the Revolving Credit Facility. The September 2, 2016 amendments included certain changes to the covenants and other sections to permit the acquisition of Powerband, as well as some or all of the Powerband Investment Projects, along with certain customary provisions regarding recent European Union legislation.

On May 9, 2016, the Board of Directors approved an amendment to the PSU Plan to provide the Company the option of settling PSUs in cash. In the event of cash settlement, the cash payment will equal the number of shares that would otherwise have been issued or delivered to the participant, multiplied by the volume weighted average trading price of the shares on the TSX for the five consecutive trading days immediately preceding the day of payment. The Board has full discretion to determine the form of settlement of the PSUs and as of December 31, 2016, no such discretion had been used. As a result, the Company had no present obligation to settle the PSUs in cash and the amendment to the PSU Plan had no impact on the treatment of the PSUs as equity-settled share-based payment transactions as of December 31, 2016. On February 17, 2017, the Board of Directors approved amendments to the PSU Plan and DSU Plan to provide for only cash settlement of PSU and DSU awards, respectively. As a result of the amendment, prospectively and until award settlement, the Company will remeasure the fair value of the awards on the amendment date and at each reporting period end date and present the cash-settled awards as a liability within other liabilities and not in contributed surplus in the consolidated balance sheets. Changes in the fair value of the liability will be reflected in selling, general and administrative expense (“SG&A”).

Additionally, on May 9, 2016, the Board of Directors approved an amendment to the PSU Plan that allowed for accelerated vesting of PSUs in the event of death, disability or retirement. This amendment required the immediate recognition of expense associated with awards outstanding for certain retirement-eligible participants, the impact of which was $0.4 million for the twelve months ended December 31, 2016 and was included in earnings in SG&A.

The Company entered into an NCIB to repurchase for cancellation up to 2,000,000 common shares effective on July 10, 2014. The NCIB was subsequently renewed July 10, 2015 and amended November 11, 2015, to increase the total shares available for repurchase to 4,000,000 common shares. This NCIB, which was scheduled to expire on July 9, 2016, was renewed for a twelve-month period starting July 14, 2016. This renewed NCIB expires on July 13, 2017. On September 23, 2016, the Company announced that in connection with its NCIB, IPG has entered into an automatic share purchase plan pursuant to which the securities dealer acting as IPG’s agent for the NCIB may acquire, at its discretion, shares on IPG’s behalf during the “black-out” or “closed” periods under IPG’s stock trading policy, subject to certain parameters as to price and number of shares. As of December 31, 2016 and March 8, 2017, 4,000,000 shares remained available for repurchase under the NCIB.

On August 10, 2016, the Board of Directors amended the Company’s dividend policy by increasing the annualized dividend by 7.7% from $0.52 to $0.56 per share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook.

On September 16, 2016, IPG Mauritius Ltd., a newly formed subsidiary of the Company, under a Share Purchase Agreement, dated September 2, 2016, purchased a 74% ownership stake in Powerband. The Company has also approved a plan to expand the production capacity within the Daman, India manufacturing facility as well as expand capacity by investing in the construction of a greenfield manufacturing facility in India. Capital expenditures for the Powerband Investment Projects are currently estimated to total approximately $20 million, and the Powerband Investment Projects’ after-tax internal rates of return are expected to exceed the Company’s hurdle rate of 15%. The Company is planning for the additional capacity in the current manufacturing facility to be completed by mid-2017 while the greenfield facility is expected to be operating in 2018.

On October 19, 2016, the Company and its insurers reached a settlement for the outstanding property and business interruption claims related to the South Carolina Flood in the amount of $30.0 million, subject to a $0.5 million deductible covering substantially all of the claimed losses. As of December 31, 2016, the Company received a total of $29.5 million in insurance claim settlement proceeds of which $5.0 million was recorded in manufacturing facility closures, restructuring and other related charges in 2015 and $12.6 million and $9.8 million were recorded in cost of sales and manufacturing facility closures, restructuring and other related charges, respectively, in 2016. The remaining $2.1 million will be recognized as a benefit to cost of sales in the first quarter of 2017.

On November 5, 2015, the Company’s former Chief Financial Officer filed a lawsuit against the Company in the United States District Court for the Middle District of Florida alleging certain violations by the Company related to the terms of his employment and his termination. On October 20, 2016, the Company and the former Chief Financial Officer agreed to a settlement of the outstanding litigation (“Litigation Settlement”). Pursuant to the terms of the confidential settlement agreement, the Company paid $1.9 million in October 2016 for full and complete settlement of all matters between the parties with respect to the litigation.

As part of its plan to realize operational synergies from the TaraTape acquisition completed in November 2015, the Company set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016. In order to accommodate the related production volume, the Company has leveraged production capacity in both its Carbondale, Illinois and Danville, Virginia manufacturing facilities and will continue to do so. As a result of the Fairless Hills facility closure, the Company increased its expectation of total annual synergies from this transaction to between $4 and $6 million from the previous estimate of between $2 and $4 million of additional adjusted EBITDA by the end of 2017. In 2016, the Company recorded a charge to earnings of $6.0 million, which included $4.0 million in non-cash charges related to impairment of property, plant and equipment, intangible assets and inventory and $1.9 million in cash charges related to termination benefits, facility restoration costs and other commitments. The Company expects to incur an additional $1 to $2 million mainly in cash charges related primarily to idle facility and equipment relocation costs in 2017.

(1)	Products, Markets and Distribution

(a)	Tapes

The Company manufactures a variety of paper and film based tapes, including pressure-sensitive and water-activated carton sealing tapes, and industrial and performance specialty tapes including paper, flatback, duct, double-coated, foil, electrical, filament tapes and stencil products.

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

Tape products launched in 2014, 2015, and 2016 include new transfer adhesive products, clean removal tensilized polypropylene and filament products, UL rated HVAC tapes, additional specialty masking products, and tape products designed for the electronic fulfillment market. Further information regarding these new products can be found in Item 4.B.5 “Research and Development and New Products” below.

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

In 2016, the Company expanded its product offering of water-activated tape products that are designed for highly automated fulfillment operations as well as water-activated tape products designed for printability. Also in 2016, the Company expanded its masking tape offering to include FineLine™ masking tapes, which are low profile masking tapes using a washi tape backing.

For the years ending December 31, 2016, December 31, 2015, and December 31, 2014, tapes accounted for 67%, 68%, and 65%, respectively, of the Company’s revenue.

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

Acrylic Tape

Acrylic carton sealing tape is a polypropylene film coated with an aqueous, pressure-sensitive acrylic adhesive which is best suited for applications where performance is required within a broad range of temperatures from less than 40°F (4°C) to greater than 120°F (49°C). The Company’s primary competitors are 3M Co., GTA, Primetac (Pitamas), Vibac Group and other imported Asian products.

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

Water-Activated Tape

Water-activated carton sealing tape is typically manufactured using a filament reinforced kraft paper substrate and a starch based adhesive that is activated by water. Water-activated tape is used primarily in applications where a strong mechanical bond or tamper evidence is required. Typical end-use markets include retail fulfillment centers, third-party logistics providers (“3PLs”), furniture manufacturers and the apparel industry. The Company’s primary competitor is Holland Manufacturing Co. Inc.

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

Filament Tape

Filament tape is a film or paper-backed adhesive tape with fiberglass, polyester fibers embedded in the adhesive to provide high tensile strength. Primary applications for filament tape include temporary holding, bundling and unitizing, subsea umbilical cables (oil and gas), metal coil tabbing, and agricultural applications. The Company’s primary competitors for this product are 3M Co. and Shurtape Technologies, LLC.

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

The Company also manufactures a variety of polyethylene and specialized polyolefin films, as well as complementary packaging systems, for industrial use and retail use, including shrink film and stretch wrap. As a vertically integrated manufacturer, the Company uses internally manufactured films to produce tape products.

The Company’s film products are marketed under the Company’s brands including SuperFlex®, StretchFlex®, ExlfilmPlus®, and Exlfilm® to industrial distributors and retailers, and are manufactured for sale to third parties under private brands.

For the year ended December 31, 2016, December 31, 2015, and December 31, 2014, films accounted for 19%, 16%, 19%, respectively, of the Company’s revenue.

The Company’s film products consist of two main product groups: film and protective packaging.

The Company primarily produces two film product lines: (1) SuperFlex® and StretchFlex® stretch wrap; and (2) ExlfilmPlus® and Exlfilm® shrink film.

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

SuperFlex® is a high performance, light gauge stretch film which offers customers good security for their loads but at a low cost per load. Genesys®, Genesys®Ultra, Fortress®, ProLite® and Orbit Air™ B are SuperFlex® brand products. Since 2014, the Company has re-formulated its legacy Genesys®, Genesys®Ultra and ProLite® brand products to enhance their performance capabilities. AEP Industries, Inc., Amtopp, Berry Plastics Corp., Malpack (Canada), and Paragon Films produce competitive products.

StretchFlex® is the Company’s regular duty, typically a heavier gauge of stretch film which also provides the customer with secure loads at a low price per pound. SFI, SSC, SFIII, Hand Wrap II and Hand Wrap IV are StretchFlex® brand products. Since 2014, the Company has re-formulated its legacy SFI products to enhance performance capabilities. Competitors include AEP Industries Inc., Berry Plastics Corp., Sigma Plastics Group and Amtopp.

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

IPG subsidiary Fibope, which operates as an autonomous unit within the Company, produces a full range of shrink film products for sale in the European Community. Raw materials are primarily sourced within Europe, with multiple sources utilized to ensure stability of supply and a competitive price environment.

Protective Packaging

Air Pillows

Air pillows are manufactured from polyethylene film and are inflated at the point of use with an air pillow machine. Air pillows are used as packaging material for void fill and cushioning applications. Typical end-use markets for air pillows include 3PLs retail fulfillment houses and contract packaging operations. The Company’s primary competitors for this product are Pregis Corp., Sealed Air Corp., Storopack, Inc., Free-Flow Packaging International Inc. and Polyair Inter Pack Inc.

Complementary Packaging Systems

Machinery

IPG provides complementary packaging systems under the Better Packages(R) and Interpack™ brands. Machinery that makes up IPG’s Complementary Packaging Systems include, but are not limited to, mechanical systems for case sealing applications with the use of long roll carton sealing tape, as well as water-activated tape produced by IPG. They also include IPG’s void fill machines and bagging machines. These machines are used in production lines at the packaging level. They are also widely used in the fulfillment industries. These systems add value by providing efficient packaging processes to a variety of industrial customers. The company’s primary competitors are 3M, Loveshaw, BestPack, Marsh and Phoenix.

(c)	Woven Coated Fabrics

The Company develops and manufactures innovative industrial packaging, protective covering, barrier and liner products utilizing engineered coated polyolefin fabrics, paper and other laminated materials. Its products are sold through multiple channels in a wide number of industries including lumber, construction, oil and gas, and agriculture.

The Company’s woven coated fabrics are categorized in four markets: (A) building and construction, (B) agro-environmental, (C) specialty fabrics, and (D) industrial packaging. For the three years ended December 31, 2016, December 31, 2015, and December 31, 2014, woven coated fabric products accounted for 13%, 15% and 15%, of the Company’s revenue, respectively.

Building and Construction Products

The Company’s building and construction product group includes protective wrap for kiln dried lumber, membrane barrier products such as house wrap, window and door flashing, membrane structure fabrics used in clear span buildings, synthetic roof underlayment, and insulation facing, which are used directly in residential and commercial construction. The Company also supplies packaging over-wrap sleeves for unitizing multiple bags of fiberglass insulation. The Company’s primary competitors for these products include InterWrap, Inc., Berry Plastics, Polymer Group International, Alpha ProTech and various producers from India, China and Korea.

Lumberwrap

The Company’s lumberwrap is used to package, unitize, protect and brand lumber during transportation and storage. The product is available in polyethylene or polypropylene coated fabrics and polyethylene films printed to customer specifications. The Company’s primary competitor is InterWrap.

Membrane Structure Fabrics

Nova-Shield® is a lightweight, wide-width, and durable polyolefin fabric used as the outer skin layer for flexible membrane structures. The introduction and continuous improvement of the Nova-Shield® fabric in the membrane structure market has enabled membrane structure manufacturers to expand the use of this product beyond agricultural applications. New applications include agriculture barns, amphitheaters, recreational facilities, trade show pavilions, aircraft hangers, and casinos. Developments in the product line include the patented stacked weave, and AmorKote™ coatings. The Company sells the Nova-Shield® fabrics to membrane structure manufacturers who design, fabricate, and install the structures. The Company’s primary competitors are Berry Plastics and a number of PVC (polyvinyl chloride) producers.

Roof Underlayment

IPG’s roofing underlayment is a woven synthetic weather barrier installed on the roof before slate, tile or shingles are applied. The Company believes that IPG’s roofing underlayment is lighter and easier to install than standard #30 building felt. To meet these market needs, the Company has a three-tiered (“Good, Better, Best”) approach in an attempt to reach all market segments. The Company’s primary competitors in this market are InterWrap, Alpha ProTech, a variety of roofing felt producers and a number of competitors from India, China and Korea.

Agro-Environmental Products

The Company has developed a range of Agro-Environmental products, including bags for packaging glass-fiber insulation, fabrics designed for conversion into hay covers, grain pile covers, landfill covers, oil field membranes, and canal and pond liners. These fabrics are intended to provide protection during transit and storage and to line waterways and ponds to prevent loss of water and other liquids.

Geomembrane Fabrics

The Company’s AquaMaster® line of geomembrane fabrics is used as irrigation canal liners, golf course and aquascape pond liners, oil pad liners, hydraulic fracturing ponds and in aquaculture operations. The Company has a broad product offering in this market that includes the traditional extrusion coated woven substrates as well as manufacturing composite products composed of woven substrates laminated to other materials such as non-woven textiles and polyethylene film. In 2014, in order to help customers specify and use the best solution for their particular need, the Company re-branded its geomembrane product lines to clearly separate long-term, high-performance products from products used for shorter term applications. The Company’s primary competitors for similar products include Berry Plastics, Mai Weave LLC, InterWrap and Inland Tarp. Competitive products which may be used as substitutes are manufactured by GSE Environmental, Solmax and Raven Industries Inc.

Hay Wrap

Hay cover products are specially designed fabrics designed to function as protective covers, haystack covers, pit and pond liners and pool covers. The proprietary coating is used to enhance abrasion resistance, flex resistance, seam strength, UV resistance and longevity. The Company’s primary competitors for this product include offshore imports, as well as InterWrap, Mai Weave LLC and Berry Plastics.

Poultry Fabrics

Woven coated polyolefin fabrics are used in the construction of poultry houses in the southern United States. Materials with high ultraviolet resistance are fabricated into side curtains that regulate ventilation and temperature in buildings. Other materials are used in ceiling construction. The Company’s primary competitors for this product are Berry Plastics and Mai Weave LLC.

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

Primary competitors of the Company for this product include Berry Plastics, Mai Weave LLC and producers from China and Korea.

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

As of December 31, 2016, the Company had 224 sales, customer service and marketing personnel, including manufacturer representatives. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts. The Company’s customer base is diverse; however, there was one customer that accounted for approximately 7% of total sales in 2015 and 6.5% of total sales in 2016. Sales of products to customers located in the United States and Canada accounted for approximately 83% and 7% of total sales, respectively, in 2016, 86% and 7% of total sales, respectively, in 2015, and 83% and 8% of total sales, respectively, in 2014.

Many tape and film products are sold to the market through a network of paper, packaging and industrial distributors throughout North America. The Company also sells carton closing systems, including automatic and semi-automatic carton sealing equipment as well as application required for the dispensing of its water-activated carton sealing tapes through this same network of distribution. The Company’s shrink and stretch film products are typically sold through industrial distributors. Electrical and electronic tapes are primarily sold through specialty distribution.

The Company’s woven coated fabrics are primarily sold directly to end-users. The Company also earns revenues from the sale of FIBCs. FIBCs are sold primarily to end-users and are marketed throughout North America.

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

The major raw materials purchased for the Company’s tape products are polypropylene resin, polyethylene resin, synthetic rubber, hydrocarbon resin, and paper (crepe and kraft). The resins and synthetic rubber are generated from petrochemicals which are by-products of crude oil and natural gas. A significant majority of these products are sourced from North American manufacturers. The majority of paper products are produced by North American paper manufacturers, although due to volatility in prices of paper products, the Company also sources an increasing amount of raw materials from outside of North America, which are derived from the North American pulp and paper industry. Raw materials accounted for approximately 65% of reported cost of sales in 2016 and 2015, and 67% in 2014.

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

The prices of most of the major raw materials noted above can be subject to significant volatility, primarily influenced by commodity price fluctuations for crude oil and natural gas. In addition, while the Company maintains a number of suppliers for these raw materials, the Company is dependent on such suppliers to maintain the availability of the Company’s raw materials. If any of its suppliers are unable to deliver raw materials to the Company for an extended period of time, there is no assurance that the Company’s raw material requirements would be met by other suppliers on acceptable terms, or at all, which could have a material adverse effect on the Company’s results of operations.

(5)	Research and Development and New Products

The Company’s strategy is to create growth opportunities through enhancements of existing products and the introduction of new products. The Company’s research and development efforts continue to focus on new products, technology platform developments, new product processes and formulations. As described in the sections that follow, the Company introduced 35 new products in 2016, 42 new products in 2015, and 38 new products in 2014.

During 2014, the Company expanded its line of carton closure solutions with the addition of Ripcord™, a knife free solution to open packages and RG317, a filament tape for L-clip box closure applications.

In 2014, the Company launched its new Auto H2O™ uniform semi-automatic water-activated case sealer. The Auto H2O™ case sealer’s patented technology provides a reliable and low maintenance automatic sealing system for reinforced water-activated tape to seal corrugated containers.

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

In 2016, the Company focused on expansion by engaging in acquisition initiatives to expand the complementary products it can provide to customers. As a result, resources traditionally dedicated to new product development were redirected to these efforts in order to validate and integrate these initiatives.

In 2016, the Company expanded its product offering of water-activated tape products that are designed for highly automated fulfillment operations as well as water-activated tape products designed for printability. Also in 2016, the Company expanded its masking tape offering to include FineLine™ masking tapes, which are low profile masking tapes using a washi tape backing.

The Company’s research expenses in 2016, 2015, and 2014 totaled $10.8 million, $9.5 million, and $7.9 million, respectively.

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

The Company has approximately 156 active registered trademarks, 94 in the United States, 29 in Canada, 7 in Mexico, and 26 in foreign jurisdictions, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company, Central Products Company, The Crowell Corporation, Flexia, Better Packages, TaraTape & Design®, and TARA TAPE®. The Company currently has 9 pending trademark applications, 7 in the United States, and 2 in foreign jurisdictions.

The Company has pursued US and foreign patents in select areas where it believes that unique products offer a competitive advantage in profitable markets. The Company’s 96 granted patents and 45 pending patent applications include engineered coated products and film for which the Company has 21 patents and 3 pending applications, tape products for which it has 41 patents and 25 pending applications, adhesive products and manufacture for which it has 25 patents and 4 pending applications, other products for which it has 9 patents and 13 pending applications.

(7)	Competition

The Company competes with other manufacturers of plastic packaging and pressure-sensitive adhesive products as well as manufacturers of alternative packaging products, such as paper, cardboard and paper-plastic combinations. Some of these competitors are larger companies with greater financial resources than the Company. Management believes that competition, while primarily based on price and quality, is also based on other factors, including product performance characteristics and service. Please refer to Item 4.B.1 above for a discussion of the Company’s main competitors by product.

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

The Company has and continues to be focused on reducing waste and minimizing any environmental impact throughout its manufacturing process, or footprint left behind by the line of products manufactured and marketed by the Company. The stewardship program is a commitment by management and employees of the Company to continually look for opportunities to lower the Company’s environmental impact to include minimizing energy intensity and greenhouse gas emissions. The Company has implemented and continues to implement activities, changes and programs that are designed to reduce waste in the manufacturing process; reduce the footprint left behind by its products, processes and employees; increase the recycling of its products; provide alternative solutions to less environmentally friendly products or applications; reduce consumption of raw materials, fuel and other energy sources; reduce pollutants released through air, water and waste; and improve the safety and health of employees.

The Company continues to focus on its environmental initiative to save energy. In August 2009, the Company became an ENERGY STAR® Industrial Partner, which is a voluntary partnership with the U.S. Environmental Protection Agency (“EPA”) to improve energy efficiency and fight global warming. Intertape Polymer Group (IPG®) as an ENERGY STAR® Industrial Partner joined the fight against global warming by improving the efficiency of its buildings and facilities. The EPA recognized IPG as a 2014 and 2015 ENERGY STAR Partner of the Year for strategically managing and improving the energy efficiency in its operating locations. In 2016, the EPA presented IPG the ENERGY STAR Sustained Excellence Award, which is the highest level of EPA recognition. In addition, several IPG facilities have met the EPA’s ENERGY STAR Challenge for Industry, which is to reduce energy intensity by 10% within 5 years. IPG facilities that have met the EPA’s ENERGY STAR Challenge for Industry have achieved an average energy intensity reduction of 21%. The reductions have cut greenhouse gas emissions at these IPG’s plants by 42,000 metric tons over the past 5 years, which equals the emissions from the electricity use of 6,000 homes.

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

The Company’s operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, United States (federal, state and local), Canadian (federal, provincial and municipal) and Indian (federal, state and local) environmental laws applicable to the Company include statutes and regulations intended to: (i) impose certain obligations with respect to site contamination and to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties; (ii) prevent future soil and groundwater contamination; (iii) impose national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; (iv) govern the handling, management, treatment, storage and disposal of hazardous wastes and substances; and (v) regulate the discharge of pollutants into waterways.

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

The Company obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time the Company either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or ground water analysis. The assessments have not revealed any material or significant environmental liability other than, or in addition to, the $2.5 million liability as of December 31, 2016, accrued in provisions in the Company’s consolidated balance sheet, that, based on current information, the Company believes will have a material adverse effect on it. Nevertheless, these assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities that the Company is not aware of. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company’s properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of the Company’s properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of the Company’s operations, may cause it to incur significant costs and liabilities that could have a material adverse effect on the Company.

The Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations, and that the Company has obtained, and is in material compliance with, all material permits required under environmental laws and regulations.

The new Blythewood plant uses low environmental impact technologies. After the closure of the Columbia, South Carolina Plant, its production was relocated to this new plant and other existing Company plants. The reduced environmental impacts from Blythewood plant operations minimize applicability of environmental laws and permit requirements. Blythewood operations only require a minor EPA air emission permit and the facility is not classified as a large quantity generator of hazardous waste as opposed to the previous Columbia plant. The transition of manufacturing operations from the Columbia plant to the Blythewood plant has significantly reduced carbon emissions and hazardous air pollutants that require EPA reporting and significantly reduced carbon emissions.

In addition, although certain of the Company’s facilities emit regulated pollutants into the air, the emissions are within current permitted limits, including applicable Maximum Achievable Control Technology requirements.

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

The table below lists for each of the subsidiaries of the Company, their respective place of incorporation or constitution, as the case may be, and the percentage of voting securities beneficially owned or over which control or direction is exercised directly or indirectly by Intertape Polymer Group Inc.

Entity	Place of Incorporation or Constitution	Percentage of Ownership or Control
Intertape Polymer Group Inc.	Canada	Parent
Intertape Polymer Inc.	Canada	100%
Spuntech Fabrics Inc.*	Canada	100%
Intertape Polymer Corp.	Delaware	100%
Intertape Woven Products Services, S.A. de C.V.	Mexico	100%
Intertape Woven Products, S.A. de C.V.	Mexico	100%
IPG Luxembourg Finance S.à r.l	Luxembourg	100%
IPG Mauritius Holding Company Ltd.	Mauritius	100%
IPG Mauritius II Ltd.	Mauritius	100%
IPG Mauritius Ltd.	Mauritius	100%
IPG (US) Inc.	Delaware	100%
IPG (US) Holdings Inc.	Delaware	100%
BP Acquisition Corporation	Connecticut	100%
Better Packages, Inc.	Delaware	100%
Powerband Industries Private Limited	India	74%
RJM Manufacturing, LLC (d/b/a TaraTape)	Delaware	100%
Fibope Portuguesa-Filmes Biorientados S.A.	Portugal	100%
Intertape Polymer Europe GmbH	Germany	100%

*	Dormant

D.	PROPERTY, PLANTS AND EQUIPMENT

Location	Status	Use	Products	Square Feet	Property Size (Acres)
100 Paramount Drive, Suite 300 Sarasota, Florida 34232	Leased	Office	N/A	31,942

2000 South Beltline Boulevard Columbia, South Carolina 29201	Owned	Idle	N/A	7 Buildings – 499,770	86.48

1091 Carolina Pines Drive Blythewood, South Carolina 29016	Owned	Manufacturing	Tapes (paper, duct)	350,000	33.83

360 Ringgold Industrial Parkway Danville, Virginia 24540	Leased	Regional Distribution Center	All products	199,600

10101 Nordel Court Delta, British Columbia V4G 1J8	Leased	Manufacturing	Woven coated products	54,274

317 Kendall Street (2) Marysville, Michigan 48040	Owned	Manufacturing	Tapes (paper, reinforced)	5 Buildings – 226,016	11.53

741 4th Street Menasha, Wisconsin 54952	Owned	Manufacturing	Tapes (water- activated)	165,134	5.91

748 Sheboygan Street Menasha, Wisconsin 54953	Owned	Office Building	N/A	16,251	Incl above

760 West 1000 North Tremonton, Utah 84337	Owned	Manufacturing	Films (stretch, shrink)	115,000	17.00

13722 Bill McGee Road Midland, North Carolina 28107	Owned	(currently under construction) Manufacturing	Tapes –water- activated (intention once operational)	144,000	40.54

Location	Status	Use	Products	Square Feet	Property Size (Acres)
50 Abbey Avenue Truro, Nova Scotia	Owned	Manufacturing	Woven coated products	306,200	13.00

543 Willow Street Truro, Nova Scotia	Leased	Warehouse	N/A	27,000

9942 Currie Davis Drive, Suite 23B Tampa, Florida 33619	Leased	Manufacturing	Tape dispensing machinery	17,000

2200 North McRoy Drive Carbondale, Illinois 62901	Owned	Manufacturing	Tapes –electrical, filament, specialty	190,324	29.9

410 E. Lyerla Road Herrin, Illinois 62948	Leased	Warehouse	Tapes – electrical, filament, specialty	25,269

1095 S. 4th Avenue Brighton, Colorado 80601	Leased	Manufacturing	Film	Manufacturing & Office – 252,940 Warehouse – 21,450

1101 Eagle Springs Road Danville, Virginia 24540	Owned	Manufacturing	Carton sealing tape, stretch film, acrylic coating	289,195	26.0

341 Bullys Street Eagle Pass, Texas 78852	Leased	Warehouse	FIBCs	6,000

4-6 Hershey Drive Ansonia, Connecticut	Leased	Manufacturing	Tape dispensing machinery	27,600

250 Canal Road Fairless Hills, Pennsylvania	Leased	Idle – Lease terminates Oct 31, 2017	N/A	88,326

1536 Cty Rd O Neenah, Wisconsin 54957	Leased	Distribution	Tapes – water-activated	114,650

1407 The Boulevard, Suite E Rayne, Louisiana 70578	Leased	Offices	N/A	1,472

9999 Cavendish Boulevard., Suite 200 St. Laurent, Quebec H4M 2X5	Leased	Offices	N/A	8,500

Gronfahrtweg 3 24955 Harrislee Germany	Leased	Office	N/A	560

Lugar de Vilares-Barqueiros 4740-676 Barqueiros BCL Barcelos, Portugal	Owned	Manufacturing and Distribution	Shrink film	35,500	5.4

20 Rue de Peupliers L-2328 Luxembourg Grand Duchy of Luxembourg	Leased	Office	N/A	108

Powerband 354/3,4,5 Vapi-Kachigam RoadDaman, India 396210	Owned	Manufacturing and Distribution	Carton sealing tape, stretch film	120,000	6.79

Powerband Plot # Z/103/B Dahej SEZ - II Lakhigam Taluka: Vagra Dist, Bharuch	Owned	(currently under construction) Manufacturing and Distribution	Tape products (intention once operational)	210,000 Under construction	20.28

We consider each of the properties in the table above to be adequate for its purpose and suitably utilized according to the individual nature and requirements of the relevant operations.

The Company also owns inventory that is temporarily located at facilities owned by various third-party logistics service providers. As these facilities are not owned or leased by the Company, they have been excluded from the summary table above.

The Company continued to move forward in 2016 on several of its initiatives to improve productivity, increase capacity, and manufacture new products. Capital expenditures for the replacement of machinery and equipment during 2014, 2015, and 2016 totaled $40.6 million, $34.3 million, and $50.0 million respectively. The Company typically relies upon cash flows from operations and funds available under the Revolving Credit Facility to fund capital expenditures. In 2014, capital expenditures were also financed in part by an Equipment Finance Agreement, the terms of which are summarized in Item 4.B. above.

The Company has relocated and shut down permanently its Columbia, South Carolina manufacturing facility. In June 2013, the Company acquired property in Blythewood, South Carolina financed by an $8.5 million mortgage with Wells Fargo National Association (in November 2014, the Company prepaid this loan in full with proceeds from the Revolving Credit Facility). As of December 31, 2016, the Company had completed commissioning efforts in relation to the duct and masking tape production lines in Blythewood, South Carolina. The Company continues to work aggressively on optimizing the masking tape production process mainly through minimization of production waste and machine downtime as well as achieving target quality levels on one of the masking tape products. As of December 31, 2016, capital expenditures for this project totaled approximately $60.7 million. At this time, it is not expected that a material amount of additional capital expenditures will be required to achieve further improvement.

For further details on capital expenditures regarding construction, expansion or improvement of above listed facilities, see Item 4.A. above.

Item 4A:	Unresolved Staff Comments

Not Applicable.

Item 5:	Operating and Financial Review and Prospects (Management’s Discussion & Analysis)

This Management’s Discussion and Analysis (“MD&A”) is intended to provide the reader with a better understanding of the business, strategy and performance of the Company as well as how it manages certain risks and capital resources. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2016 and 2015 and for the three-year period ended December 31, 2016.

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

Financial Highlights

(In millions of US dollars, except per share amounts, selected ratios, and trading volume information)

(Unaudited)

	2016	2015	2014
	$	$	$
Operations
Revenue	808.8	781.9	812.7
Gross margin (1)	23.7%	21.5%	20.1%
Net earnings attributable to Company shareholders (2)	51.1	56.7	35.8
Adjusted net earnings (3)(4)	59.7	57.6	44.8
Adjusted EBITDA (3)	119.5	102.0	103.9
Cash flows from operating activities	108.1	102.3	86.9
Free cash flows (3)	58.2	68.0	46.3
Capital expenditures (5)	50.0	34.3	40.6
Effective Tax Rate (6)	27.7%	16.2%	39.0%

Per Common Share
IPG Net Earnings - diluted	0.85	0.93	0.58
Adjusted net earnings - diluted (3)(4)	0.99	0.94	0.72
Dividend paid per share	0.54	0.50	0.40

Financial Position
Working capital (7)	130.6	130.5	128.2
Total assets	580.6	487.3	466.7
Net debt (8)	158.9	135.2	114.9
Total equity attributable to Company shareholders	236.6	216.7	227.5
Cash and loan availability (9)	158.2	182.3	206.2

(continued)

Financial Highlights (continued)

	2016	2015	2014
	$	$	$
Selected Ratios
Current Ratio (10)	2.17	2.45	2.50
Leverage Ratio (3) (11)	1.50	1.50	1.19
Return on equity (12)	22.6%	25.5%	15.6%

Stock Information
Weighted average shares outstanding - diluted (13)	60,369	61,111	62,061
Shares outstanding as of December 31 (13)	59,060	58,668	60,436

The Toronto Stock Exchange (CDN$)
Share price as of December 31	25.18	18.69	18.61
High: 52 weeks	25.74	20.51	19.95
Low: 52 weeks	15.46	13.67	11.12

(1)	Gross profit divided by revenue
(2)	Net earnings attributable to Company shareholders (“IPG Net Earnings”)
(3)	These are non-GAAP financial measures defined below and accompanied by the reconciliation to the closest GAAP financial measure. Refer to the section below entitled “Non-GAAP Financial Measures.”
(4)	As disclosed in the Company’s press release on March 1, 2017, adjusted net earnings and adjusted earnings per share for the interim and annual periods in fiscal 2014 and 2015, and the first three interim periods in fiscal 2016 were amended to correct a clerical error in the calculation of the income tax effect of the adjustments made in determining Adjusted Net Earnings and Adjusted Earnings Per Share. For the purpose of a consistent presentation of all periods, certain prior period amounts have been conformed to current period presentation. Refer to the section below entitled “Non-GAAP Financial Measures.”
(5)	Purchases of property, plant and equipment
(6)	Refer to Note 5 – Income Taxes to the Company’s Financial Statements
(7)	Current assets less current liabilities
(8)	Borrowings, current and non-current, less cash
(9)	Refer to the section below entitled “Liquidity”
(10)	Current assets divided by current liabilities
(11)	Borrowings, current and non-current, divided by adjusted EBITDA
(12)	IPG Net Earnings divided by average total equity attributable to Company shareholders
(13)	In thousands

2016 Share Prices

	High	Low	Close	ADV(1)
The Toronto Stock Exchange (CDN$)
Q1	18.96	15.46	18.61	133,288
Q2	21.75	18.09	21.08	150,962
Q3	23.72	20.06	22.64	124,173
Q4	25.74	20.51	25.18	143,488

(1)	Represents average daily volume sourced from the Toronto Stock Exchange.

Consolidated Quarterly Statements of Earnings

(In thousands of US dollars, except share and per share amounts)

(Unaudited)

	1st Quarter			2nd Quarter
	2016	2015	2014	2016	2015	2014
	$	$	$	$	$	$
Revenue	190,816	189,009	199,948	201,517	196,586	202,925
Cost of sales	149,720	151,994	157,250	149,715	154,178	158,875

Gross profit	41,096	37,015	42,698	51,802	42,408	44,050

Gross margin	21.5%	19.6%	21.4%	25.7%	21.6%	21.7%
Selling, general and administrative expenses	23,384	18,127	18,980	26,282	22,253	20,561
Research expenses	2,542	2,066	2,074	2,734	2,141	1,667

	25,926	20,193	21,054	29,016	24,394	22,228

Operating profit before manufacturing facility closures, restructuring and other related charges	15,170	16,822	21,644	22,786	18,014	21,822
Manufacturing facility closures, restructuring and other related charges	1,733	660	1,384	2,090	142	1,020

Operating profit	13,437	16,162	20,260	20,696	17,872	20,802
Finance costs (income)
Interest	982	616	831	1,022	982	864
Other expense (income), net	(91)	(641)	352	411	395	370

	892	(25)	1,183	1,433	1,377	1,234

Earnings before income tax expense	12,545	16,187	19,077	19,263	16,495	19,568
Income tax expense
Current	2,076	1,063	457	3,197	1,249	1,062
Deferred	940	3,346	6,986	2,408	3,498	6,392

	3,016	4,409	7,443	5,605	4,747	7,454

Net earnings	9,530	11,778	11,634	13,658	11,748	12,114

IPG Net Earnings	9,530	11,778	11,634	13,658	11,748	12,114
Non-controlling interest	—	—	—	—	—	—

	9,530	11,778	11,634	13,658	11,748	12,114

IPG Net Earnings per share
Basic	0.16	0.19	0.19	0.23	0.20	0.20
Diluted	0.16	0.19	0.19	0.22	0.19	0.19

Consolidated Quarterly Statements of Earnings

(In thousands of US dollars, except share and per share amounts)

(Unaudited)

	3rd Quarter			4th Quarter
	2016	2015	2014	2016	2015	2014
	$	$	$	$	$	$
Revenue	206,559	200,635	209,109	209,909	195,677	200,750
Cost of sales	161,705	157,838	168,447	156,174	149,885	164,527

Gross profit	44,854	42,797	40,662	53,735	45,792	36,223

Gross margin	21.7%	21.3%	19.4%	25.6%	23.4%	18.0%
Selling, general and administrative expenses	27,338	17,927	23,153	25,576	25,765	23,261
Research expenses	2,287	2,499	1,778	3,227	2,753	2,354

	29,625	20,426	24,931	28,803	28,518	25,615

Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	15,229	22,371	15,731	24,932	17,274	10,608
Manufacturing facility closures, restructuring and other related charges (recoveries)	6,329	181	1,560	(7,744)	2,683	963

Operating profit	8,900	22,190	14,171	32,676	14,591	9,645
Finance costs (income)
Interest	1,158	919	867	1,236	1,036	2,069
Other expense (income), net	270	(651)	426	15	504	380

	1,428	268	1,293	1,251	1,540	2,449

Earnings before income tax expense (benefit)	7,472	21,922	12,878	31,425	13,051	7,196
Income tax expense (benefit)
Current	30	3,281	2,914	3,454	2,592	(768)
Deferred	1,192	2,987	3,953	6,272	(7,033)	1,907

	1,222	6,268	6,867	9,726	(4,441)	1,139

Net earnings	6,250	15,654	6,011	21,699	17,492	6,057

IPG Net Earnings	6,250	15,654	6,011	21,682	17,492	6,057
Non-controlling interest	—	—	—	17	—	—

	6,250	15,654	6,011	21,699	17,492	6,057

IPG Net Earnings per share
Basic	0.11	0.26	0.10	0.37	0.30	0.10
Diluted	0.10	0.26	0.10	0.36	0.29	0.10

Overview

The Company operates in the global specialty packaging industry. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use. The Company’s products primarily consist of: carton sealing tapes, including pressure sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical and reinforced filament tapes; shrink film; stretch wrap; lumberwrap, structure fabrics and geomembrane fabrics; and non-manufactured flexible intermediate bulk containers.

The Company reported a 7.3% increase in revenue for the fourth quarter of 2016 as compared to the fourth quarter of 2015 and a 3.4% increase in revenue for the year ended December 31, 2016 as compared to the year ended December 31, 2015. The increase in revenue compared to the fourth quarter of 2015 was primarily due to increased sales volume and additional revenue from the Powerband and TaraTape acquisitions, partially offset by a decrease in average selling price, including the impact of product mix. The increase in revenue for the year ended December 31, 2016 compared to the year ended December 31, 2015 was primarily due to additional revenue from the Better Packages, TaraTape and Powerband acquisitions (“Acquisitions”), increased sales volume and a decrease in the South Carolina Commissioning Revenue Reduction (defined later in this document), partially offset by a decrease in average selling price, including the impact of product mix. The Company estimates that its revenue for the fourth quarter and year ended December 31, 2016 was negatively impacted by the South Carolina Flood (defined later in this document) by approximately $5.0 million and $25.5 million, respectively, which is embedded in the changes in product mix and sales volume.

Gross margin increased to 25.6% in the fourth quarter of 2016 compared to 23.4% in the fourth quarter of 2015 primarily due to insurance claim settlement proceeds (“Insurance Proceeds”) related to the South Carolina Flood and the favourable impact of the Company’s manufacturing cost reduction programs. These favourable impacts were partially offset by the non-recurrence of the reversal of a 2010 impairment for manufacturing equipment of $2.7 million recorded in the fourth quarter of 2015. Gross margin increased to 23.7% in the year ended December 31, 2016 as compared to 21.5% in 2015. Gross margin increased primarily due to Insurance Proceeds related to the South Carolina Flood, the favourable impact of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and raw material costs, and the non-recurrence of South Carolina Duplicate Overhead Costs. These favourable items were partially offset by the negative impact of the South Carolina Flood and an unfavourable product mix.

The Company estimates that the South Carolina Flood had a net positive impact on its gross profit of approximately $6.0 million in the fourth quarter and a net negative impact of $1.2 million for the year ended December 31, 2016. The South Carolina Flood impacts are due to lost gross profit related to reductions in revenue as well as incremental costs from alternative product sourcing net of Insurance Proceeds. In November 2016, the Company received a payment of $19.5 million representing the remaining Insurance Proceeds due to the Company as part of the $30.0 million settlement reached by the Company and its insurers in October 2016. The settlement was subject to a $0.5 million deductible and covered substantially all of the claimed property and business interruption losses associated with the South Carolina Flood. Approximately $2.1 million of Insurance Proceeds will be recognized as a benefit to gross profit in the first quarter of 2017.

As part of its plan to realize operational synergies from the TaraTape acquisition completed in November 2015, the Company set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016 (“TaraTape Closure”). In order to accommodate the related production volume, the Company has leveraged production capacity in both its Carbondale, Illinois and Danville, Virginia manufacturing facilities, and will continue to do so.    As a result of the TaraTape Closure, the Company increased its expectation of total annual synergies from this transaction to between $4 and $6 million from the previous estimate of between $2 and $4 million of additional adjusted EBITDA (a non-GAAP financial measure as defined and reconciled later in this document) by the end of 2017.

IPG Net Earnings for the year ended December 31, 2016 decreased to $51.1 million ($0.87 basic IPG Net Earnings per share and $0.85 diluted IPG Net Earnings per share) from $56.7 million ($0.95 basic IPG Net Earnings per share and $0.93 diluted IPG Net Earnings per share) for the year ended December 31, 2015. The decrease was primarily due to increases in (i) selling, general and administrative expenses (“SG&A”) mainly due to share-based and variable compensation expenses and employee related costs to support growth initiatives in the business, and (ii) income tax expense. These unfavourable impacts were partially offset by an increase in gross profit.

IPG Net Earnings for the fourth quarter of 2016 increased to $21.7 million ($0.37 basic IPG Net Earnings per share and $0.36 diluted IPG Net Earnings per share) from $17.5 million ($0.30 basic IPG Net Earnings per share and $0.29 diluted IPG Net Earnings per share) for the fourth quarter of 2015. The increase was primarily due to a decrease in manufacturing facility closures, restructuring and other related charges and an increase in gross profit, both of which were mainly due to Insurance Proceeds related to the South Carolina Flood. These favourable impacts were partially offset by an increase in income tax expense.

Adjusted net earnings (a non-GAAP financial measure as defined and reconciled later in this document) for the year ended December 31, 2016 increased to $59.7 million ($1.02 basic adjusted earnings per share and $0.99 diluted adjusted earnings per share) from $57.6 million ($0.96 basic adjusted earnings per share and $0.94 diluted adjusted earnings per share) for the year ended December 31, 2015. The increase was primarily due to an increase in gross profit, partially offset by increases in (i) income tax expense and (ii) SG&A expenses mainly due to variable compensation expense and employee related costs to support growth initiatives in the business.

Adjusted net earnings for the fourth quarter of 2016 increased to $18.0 million ($0.31 basic adjusted earnings per share and $0.30 diluted adjusted earnings per share) from $16.7 million ($0.28 basic and diluted adjusted earnings per share) for the fourth quarter of 2015. The increase was primarily due to an increase in gross profit, partially offset by an increase in income tax expense.

Adjusted EBITDA increased to $119.5 million for the year ended December 31, 2016 from $102.0 million for the year ended December 31, 2015. The increase was primarily due to an increase in gross profit, partially offset by an increase in SG&A mainly due to variable compensation expense and employee related costs to support growth initiatives in the business.

Adjusted EBITDA increased to $35.3 million for the fourth quarter of 2016 from $24.6 million for the fourth quarter of 2015. The increase was primarily due to an increase in gross profit.

In 2016, the Board of Directors amended the Company’s quarterly dividend policy to increase the annualized dividend by 7.7% from $0.52 to $0.56 per common share based on the Company’s strong financial position and positive outlook.

On March 8, 2017, the Board of Directors declared a dividend of $0.14 per common share payable on March 31, 2017 to shareholders of record at the close of business on March 21, 2017.

Powerband Acquisition

On September 16, 2016, the Company, under a Share Purchase Agreement dated September 2, 2016, completed the purchase of 74% of the issued and outstanding shares in Powerband, a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India. The remaining 26% will continue to be held by the Desai family which founded the Company in 1994. The Powerband acquisition is intended to further extend the Company’s product offering and presence in the global packaging market. Powerband generated approximately $32 million of revenue in its most recently completed fiscal year and it is expected that these acquired operations will be accretive to IPG Net Earnings. The Company paid in cash, funded primarily from the Company’s Revolving Credit Facility (defined later in this document), a purchase price of $41.9 million.

The Company has approved a plan to expand the production capacity within the Daman, India manufacturing facility and to expand capacity by investing in the construction of a greenfield manufacturing facility in India (“Powerband Investment Projects”). Capital expenditures for the Powerband Investment Projects are currently estimated to total approximately $20 million, and the Projects’ after-tax internal rates of return are expected to exceed the Company’s hurdle rate of 15%. The Company is planning for the additional capacity in the current manufacturing facility to be completed by mid-2017 while the greenfield facility is expected to be operating in 2018.

The impact of the Powerband acquisition on the Company’s earnings was as follows (in millions of US dollars, unaudited):

	Three months ended December 31, 2016	September 16, 2016 through December 31, 2016
	$	$
Revenue	7.6	7.6
IPG Net Earnings	0.1	0.1

Columbia, South Carolina Flood Update

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently eight to nine months in advance of the planned shut down. Also as a result of the damage, production of masking tape was relocated to the Company’s Blythewood, South Carolina facility and temporarily to the Marysville, Michigan facility.

In October 2016, the Company and its insurers reached a settlement for the outstanding property and business interruption claims in the amount of $30.0 million, subject to a $0.5 million deductible, covering substantially all of the claimed losses associated with the South Carolina Flood. The settlement resulted in a payment of $19.5 million to the Company in November 2016 and a significant net positive impact on IPG Net Earnings of approximately $9.2 million in the fourth quarter of 2016. The Company has received a total of $29.5 million in Insurance Proceeds of which $5.0 million was recorded in manufacturing facility closures, restructuring and other related charges in the fourth quarter of 2015 and $12.6 million and $9.8 million were recorded in cost of sales and manufacturing facility closures, restructuring and other related charges, respectively, in 2016. The remaining $2.1 million will be recognized as a benefit to cost of sales in the first quarter of 2017.

The Company estimates that the South Carolina Flood had the following impacts on its results:

•	Reductions in revenue of approximately $5.0 million and $25.5 million for the fourth quarter and year ended December 31, 2016, respectively, related to lost sales of masking tape and stencil products, and including $0.3 million and $3.7 million in quality-related masking tape product returns for the fourth quarter and year ended December 31, 2016, respectively. The masking tape product returns are expected to be non-recurring and the cause has been attributed to the required acceleration of the commercialization of these products following the South Carolina Flood;

•	Improvement in gross profit of approximately $6.0 million and reduction in gross profit of approximately $1.2 million for the fourth quarter and year ended December 31, 2016, respectively, as a result of Insurance Proceeds of $8.1 million and $12.6 million for the fourth quarter and year ended December 31, 2016, respectively, included in cost of sales offsetting the negative impacts of the South Carolina Flood;

•	Improvements in manufacturing facility closures, restructuring and other related recoveries totalling $8.9 million and $4.9 million for the fourth quarter and year ended December 31, 2016, respectively, as a result of Insurance Proceeds of $9.3 million and $9.8 million for the fourth quarter and year ended December 31, 2016, respectively, included in this caption offsetting the negative impacts of the South Carolina Flood;

•	Improvements in IPG Net Earnings of approximately $9.2 million and $2.3 million for the fourth quarter and year ended December 31, 2016, respectively, as a result of Insurance Proceeds totalling $17.4 million and $22.4 million recognized in earnings during the fourth quarter and year ended December 31, 2016, respectively, offsetting the negative impacts of the South Carolina Flood;

•	Improvement in adjusted EBITDA of approximately $6.0 million and reduction in adjusted EBITDA of approximately $0.9 million for the fourth quarter and year ended December 31, 2016, respectively; and

•	Improvement in adjusted net earnings of approximately $3.7 million and reduction in adjusted net earnings of $0.8 million for the fourth quarter and year ended December 31, 2016, respectively.

The impact on gross profit, IPG Net Earnings, adjusted net earnings and adjusted EBITDA includes lost gross profit on lost sales and quality-related masking tape product returns discussed above, as well as incremental costs from temporary alternative product sourcing net of Insurance Proceeds received and recognized in earnings to date. Also included in the IPG Net Earnings impact above is manufacturing facility closures, restructuring and other related recoveries which includes charges for site clean-up, damage to property and insurance claim preparation costs, offset by the Insurance Proceeds.

The Company expects the South Carolina Flood to continue to have some negative impact on results during the ongoing effort to restore masking tape and stencil product sales, including the related production processes, to pre-flood conditions. The remaining $2.1 million of Insurance Proceeds are expected to partially offset these negative impacts in the first quarter of 2017, however, at this time, it is not possible to predict the extent and timing of the recovery of these lost sales. The Company continues to aggressively re-establish its production processes and pursue opportunities to recapture the lost sales and expects these efforts will most likely result in improvement in results over time.

South Carolina Project Update

The “South Carolina Project” refers to the previously announced relocation and modernization of the Company’s Columbia, South Carolina manufacturing operation. This project primarily involved moving the Company’s duct tape and masking tape production to a new state-of-the-art facility in Blythewood, South Carolina as well as moving flatback tape production to the Company’s existing facility in Marysville, Michigan. “South Carolina Duplicate Overhead Costs” refers to temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the South Carolina Project. “South Carolina Commissioning Revenue Reduction” refers to the sales attributed to the commissioning efforts of the production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the South Carolina Project. In addition, unless otherwise noted, the impact of the South Carolina Commissioning Revenue Reduction on gross profit and capital expenditures is not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

The Blythewood, South Carolina manufacturing facility’s duct tape production continued to have a net positive impact on gross profit and adjusted EBITDA in the fourth quarter and year ended December 31, 2016. In regards to masking tape production, the Company continues to work towards optimizing the related production processes, reducing inefficiencies and eliminating certain quality issues in relation to one of the masking tape products. These masking tape production inefficiencies largely offset the cost savings realized by the duct tape production resulting in a positive impact to the results realized in the fourth quarter and year ended December 31, 2016 of $1.0 million and $3.0 million, respectively. This represents a significant incremental net positive impact on gross profit and adjusted EBITDA in 2016 when compared to the net negative impact realized in 2015, and is in line with the Company’s guidance stating that the Company expected to realize a higher net positive impact in the fourth quarter as compared to the third quarter of 2016.

The table below presents the impact of the South Carolina Project on gross profit and adjusted EBITDA:

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015	2014
	$	$	$	$	$
Project savings (costs), net of production ramp-up inefficiencies	1.0	(0.0)	3.0	(1.9)	—
South Carolina Duplicate Overhead Costs	—	—	—	(4.3)	(3.5)

Impact on gross profit	1.0	(0.0)	3.0	(6.2)	(3.5)
Addback: Non-cash South Carolina Duplicate Overhead Costs	—	—	—	0.4	0.7

Impact on adjusted EBITDA	1.0	(0.0)	3.0	(5.8)	(2.8)

The Company recorded nil and $6.3 million in the fourth quarter and year ended December 31, 2016, respectively, for the South Carolina Commissioning Revenue Reduction. As previously stated, the impact of the South Carolina Commissioning Revenue Reduction on gross profit is not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures.

As of December 31, 2016, capital expenditures for the South Carolina Project since inception totalled $60.7 million. South Carolina Project capital expenditures recorded were nil and $3.7 million for the fourth quarter and year ended December 31, 2016, respectively.

The Company continues to work aggressively on optimizing the masking tape production process mainly through minimization of production waste and machine downtime as well as achieving target quality levels on one of the masking tape products. While the annualized run-rate of the net savings increased in the fourth quarter of 2016 as compared to the third quarter of 2016, the Company did not achieve its previously-stated estimate of approximately $13 million of annualized savings by the beginning of 2017. The challenges that continue to be faced in regards to the production waste and machine downtime related to masking tape production are expected to improve incrementally over time due to the Company’s ongoing efforts, but it is uncertain if and when the Company will realize net savings that approach the previous estimate of approximately $13 million.

Despite the ongoing challenges faced in the South Carolina Project, the Company strongly believes that this leap in technological capability in terms of production efficiency, capacity and environmental footprint will benefit the Company’s operations and competitive position in the long term. As such, the Company remains committed to the Project. At this time, it is not expected that a material amount of additional capital expenditures will be required to achieve further improvement.

Outlook

•	The Company expects gross margin for 2017 to be between 23% and 24%.

•	Adjusted EBITDA for 2017 is expected to be between $127 and $137 million.

•	Manufacturing cost reductions for 2017 are expected to be between $10 and $12 million.

•	Total capital expenditures for 2017 are expected to be between $75 and $85 million.

•	The Company expects a 25% to 30% effective tax rate for 2017 and cash taxes paid in 2017 to be approximately half of the income tax expense in 2017, excluding the potential impact of any significant tax reform legislation and changes in the mix of earnings between jurisdictions.

•	Revenue, gross margin and adjusted EBITDA in the first quarter of 2017 are expected to be greater than in the first quarter of 2016.

Results of Operations

Revenue

Revenue for the year ended December 31, 2016 totalled $808.8 million, a $26.9 million or 3.4% increase from $781.9 million for the year ended December 31, 2015 primarily due to:

•	Additional revenue of $31.3 million due to the Acquisitions; and

•	An increase in sales volume, excluding the Acquisitions, of approximately 1.7% or $13.3 million primarily due to increased demand for the Company’s tape and woven products. The Company believes that the increased sales volume was primarily due to:

•	growth in the carton sealing tape product offerings; and

•	growth in the building and construction market;

Partially offset by:

•	a decrease in certain tape product sales due to the South Carolina Flood.

•	A lower South Carolina Commissioning Revenue Reduction of $4.6 million in 2016 as compared to $11.0 million in 2015;

Partially offset by:

•	A decrease in average selling price, including the impact of product mix, of approximately 2.9% or $22.3 million due to:

•	an unfavourable product mix variance primarily in the Company’s woven and tape product categories;

•	lower selling prices mainly driven by lower petroleum-based raw material costs; and

•	an unfavourable foreign exchange impact (“FX impact”) of approximately $2.0 million.

The Company estimates that its revenue for the year ended December 31, 2016 was negatively impacted by the South Carolina Flood by approximately $25.5 million, which is embedded in the changes in product mix and sales volume.

Revenue for the year ended December 31, 2015 totalled $781.9 million, a $30.8 million or 3.8% decrease from $812.7 million for the year ended December 31, 2014 primarily due to:

•	A decrease in average selling price, including the impact of product mix, of approximately 6% or $49.2 million due to:

•	an unfavourable product mix variance primarily in the Company’s tape and woven product categories;

•	an unfavourable FX impact of approximately $13.3 million; and

•	lower selling prices mainly driven by lower petroleum-based raw material costs.

•	The South Carolina Commissioning Revenue Reduction of $11.0 million in 2015 (nil in 2014);

Partially offset by:

•	Additional revenue of $17.7 million due to the Better Packages and TaraTape acquisitions (“2015 Acquisitions”); and

•	An increase in sales volume, excluding the 2015 Acquisitions, of approximately 1.4% or $11.6 million primarily due to increased demand for the Company’s tape and woven products. The Company believes that the increased sales volume was primarily due to:

•	growth in the carton sealing tape product offerings; and

•	growth in the building and construction market;

Partially offset by:

•	a decrease in certain tape product sales due to the South Carolina Flood.

The Company estimates that its revenue for the year ended December 31, 2015 was negatively impacted by the South Carolina Flood by approximately $8.6 million, which is embedded in the changes in product mix and sales volume.

Revenue for the fourth quarter of 2016 totalled $209.9 million, a $14.2 million or 7.3% increase from $195.7 million for the fourth quarter of 2015 primarily due to:

•	An increase in sales volume, excluding the Powerband and TaraTape acquisitions, of approximately 4.5% or $9.8 million due to an increase in demand for certain tape and woven products. The Company believes that the increased sales volume was primarily due to:

•	growth in the carton sealing tape product offerings;

•	an increase in certain tape product sales due to the non-recurrence of the South Carolina Flood; and

•	growth in the building and construction markets;

•	Additional revenue of $8.7 million due to the Powerband and TaraTape acquisitions;

Partially offset by:

•	A decrease in average selling price, including the impact of product mix, of approximately 2.2% or $4.3 million primarily due to:

•	an unfavourable product mix in the Company’s tape and woven product categories;

Partially offset by:

•	price increases in certain film and tape product sales.

The Company estimates that its revenue for the fourth quarter of 2016 and 2015 was negatively impacted by the South Carolina Flood by approximately $5.0 million and $8.6 million, respectively, which is embedded in the changes in product mix and sales volume.

Revenue for the fourth quarter of 2016 totalled $209.9 million, a $3.4 million or 1.6% increase from $206.6 million for the third quarter of 2016 primarily due to:

•	Additional revenue of $7.6 million due to the Powerband acquisition; and

•	An increase in sales volume, excluding the Powerband acquisition, of approximately 0.7% or $1.5 million primarily due to increased demand for certain tape products. The Company believes that the increased sales volume was primarily due to seasonally higher volume across the carton sealing tape product offerings;

Partially offset by:

•	A decrease in average selling price, including the impact of product mix, of approximately 2.8% or $5.7 million due to:

•	an unfavourable product mix variance primarily in the Company’s tape products;

Partially offset by:

•	price increases in certain film product sales.

The Company estimates that its revenue for the third and fourth quarters of 2016 was negatively impacted by the South Carolina Flood by approximately $9.9 million and $5.0 million, respectively, which is embedded in the changes in product mix and sales volume.

Gross Profit and Gross Margin

Gross profit totalled $191.5 million for the year ended December 31, 2016, a $23.5 million or 14.0% increase from $168.0 million for the year ended December 31, 2015. Gross margin was 23.7% in 2016 and 21.5% in 2015.

•	Gross profit increased primarily due to Insurance Proceeds related to the South Carolina Flood, the favourable impact of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and raw material costs, and additional gross profit from the Acquisitions. These favourable items were partially offset by the negative impact of the South Carolina Flood, an unfavourable product mix variance, and the non-recurrence of the reversal of a 2010 impairment for manufacturing equipment of $2.7 million recorded in the fourth quarter of 2015.

•	Gross margin increased primarily due to Insurance Proceeds related to the South Carolina Flood, the favourable impact of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and raw material costs, and the non-recurrence of South Carolina Duplicate Overhead Costs. These favourable items were partially offset by the negative impact of the South Carolina Flood and an unfavourable product mix.

Gross profit totalled $168.0 million for the year ended December 31, 2015, a $4.4 million or 2.7% increase from $163.6 million for the year ended December 31, 2014. Gross margin was 21.5% in 2015 and 20.1% in 2014.

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

Gross profit totalled $53.7 million for the fourth quarter of 2016, a $7.9 million or 17.3% increase from $45.8 million for the fourth quarter of 2015. Gross margin was 25.6% in the fourth quarter of 2016 and 23.4% in the fourth quarter of 2015.

•	Gross profit increased primarily due to Insurance Proceeds related to the South Carolina Flood, the favourable impact of the Company’s manufacturing cost reduction programs, additional gross profit from the Acquisitions, and the increase in volume. These favourable items were partially offset by the non-recurrence of the reversal of a 2010 impairment for manufacturing equipment of $2.7 million recorded in the fourth quarter of 2015.

•	Gross margin increased primarily due to Insurance Proceeds related to the South Carolina Flood and the favourable impact of the Company’s manufacturing cost reduction programs. These favourable items were partially offset by the non-recurrence of the reversal of a 2010 impairment for manufacturing equipment of $2.7 million recorded in the fourth quarter of 2015.

Gross profit totalled $53.7 million for the fourth quarter of 2016, a $8.9 million or 19.8% increase from $44.9 million for the third quarter of 2016. Gross margin was 25.6% in the fourth quarter of 2016 and 21.7% in the third quarter of 2016. Gross profit and gross margin increased primarily due to Insurance Proceeds related to the South Carolina Flood and a reduction in the unfavourable impact of the South Carolina Flood, partially offset by an unfavourable product mix.

Selling, General and Administrative Expenses

SG&A totalled $102.6 million for the year ended December 31, 2016, an $18.5 million or 22.0% increase from $84.1 million for the year ended December 31, 2015. The increase was primarily due to (i) an increase in share-based and variable compensation expenses, (ii) an increase in employee related costs primarily to support growth initiatives in the business, (iii) additional SG&A resulting from the Acquisitions and (iv) a provision for the settlement of the outstanding litigation with the Company’s former Chief Financial Officer (“CFO”) recorded in the third quarter of 2016.

SG&A totalled $84.1 million for the year ended December 31, 2015, a $1.9 million or 2.3% decrease from $86.0 million for the year ended December 31, 2014. The decrease was primarily due to a decrease in share-based and variable compensation expenses as well as a favourable FX impact. These decreases were partially offset by the 2015 Acquisitions and an increase in employee costs, including health related costs. The increase in employee costs was primarily to support the expected growth of the business.

As a percentage of revenue, SG&A expenses represented 12.7%, 10.8%, and 10.6% for 2016, 2015 and 2014, respectively.

SG&A for the fourth quarter of 2016 totalled $25.6 million, a $0.2 million or 0.7% decrease from $25.8 million for the fourth quarter of 2015. The decrease was primarily due to a decrease in variable and share-based compensation expenses and litigation related professional fees, partially offset by an increase in employee related costs to support growth initiatives in the business and additional SG&A resulting from the Powerband acquisition.

SG&A for the fourth quarter of 2016 decreased $1.8 million or 6.4% from $27.3 million in the third quarter of 2016. The decrease was primarily due to the provision for the Litigation Settlement recorded in the third quarter and a decrease in share-based compensation expense, partially offset by additional SG&A resulting from the Powerband acquisition.

Research Expenses

The Company continues to focus its research efforts on potential new products, technology, manufacturing processes and formulations for existing products. Research expenses totalled $10.8 million for the year ended December 31, 2016, a $1.3 million or 14.1% increase from $9.5 million for the year ended December 31, 2015. The increase was primarily to support product development initiatives.

Research expenses totalled $9.5 million for the year ended December 31, 2015, a $1.6 million or 20.1% increase from $7.9 million for the year ended December 31, 2014. The increase was primarily due to ongoing efforts to support the South Carolina Project and other manufacturing cost reduction programs.

Research expenses for the fourth quarter of 2016 totalled $3.2 million, a $0.5 million or 17.3% increase from $2.8 million for the fourth quarter of 2015, and a $0.9 million or 41.2% increase from $2.3 million for the third quarter of 2016. These increases were primarily to support product development initiatives.

As a percentage of revenue, research expenses represented 1.3%, 1.2% and 1.0% for 2016, 2015 and 2014, respectively.

Manufacturing Facility Closures, Restructuring and Other

As part of its plan to realize operational synergies from the TaraTape acquisition completed in November 2015, the Company set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016. In order to accommodate the related production volume, the Company has leveraged production capacity in both its Carbondale, Illinois and Danville, Virginia manufacturing facilities and will continue to do so.    As a result of the TaraTape Closure, the Company increased its expectation of total annual synergies from this transaction to between $4 and $6 million from the previous estimate of between $2 and $4 million of additional adjusted EBITDA by the end of 2017. In 2016, the Company recorded $6.0 million, which included $4.0 million in non-cash charges related to impairment of property, plant and equipment, intangible assets and inventory and $1.9 million in cash charges related to termination benefits, facility restoration costs and other commitments. The Company expects to incur an additional $1 to $2 million mainly in cash charges related primarily to idle facility and equipment relocation costs in 2017.

Manufacturing facility closures, restructuring and other related charges totalled $2.4 million for the year ended December 31, 2016, a $1.3 million decrease from $3.7 million for the year ended December 31, 2015. The decrease was primarily due to (i) the benefit from Insurance Proceeds, (ii) a reduction in South Carolina Flood charges, and (iii) a reduction in South Carolina Project charges mostly due to the non-recurrence of termination benefits. These decreases were partially offset by TaraTape Closure charges of $6.0 million. The charges recorded in 2016 for the South Carolina Flood primarily include site clean-up, damage to property and insurance claim preparation costs totalling approximately $4.9 million. These charges were offset by Insurance Proceeds of $9.8 million for a net benefit of $4.9 million.

Manufacturing facility closures, restructuring and other related charges totalled $3.7 million for the year ended December 31, 2015, a $1.3 million decrease from $4.9 million for the year ended December 31, 2014. The decrease was primarily due to the non-recurrence of $1.0 million and $0.7 million in charges related to the closure of the Richmond, Kentucky manufacturing facility and the relocation of the Langley, British Columbia manufacturing facility to Delta, British Columbia, respectively. The charges recorded in 2015 were primarily related to the South Carolina Project of $1.5 million and the South Carolina Flood of $1.5 million. The South Carolina Project costs primarily include workforce retention and idle facility costs, partially offset by a reversal of impairment on equipment. The South Carolina Flood charges of $1.5 million primarily relate to a total of $6.5 million of damaged inventory, clean-up and idle facility costs and impaired property, plant and equipment, partially offset by Insurance Proceeds of $5.0 million.

Manufacturing facility closures, restructuring and other related recoveries totalled $7.7 million for the fourth quarter of 2016, a $10.4 million improvement from $2.7 million in charges for the fourth quarter of 2015. The improvement was primarily due to Insurance Proceeds of $9.3 million in the fourth quarter of 2016 as compared to $5.0 million in 2015, coupled with a reduction in charges associated with the South Carolina Flood in the fourth quarter of 2016.

Manufacturing facility closures, restructuring and other related recoveries improved $14.1 million from $6.3 million in charges for the third quarter of 2016. The improvement was primarily due to the Insurance Proceeds of $9.3 million relating to the South Carolina Flood and a reduction in charges associated with the TaraTape Closure. The charges recorded in the third quarter of 2016 are primarily related to the TaraTape Closure impairments discussed above and site clean-up and idle facility costs related to the South Carolina Flood.

Finance Costs

Finance costs totalled $5.0 million for the year ended December 31, 2016, a $1.8 million or 58.3% increase from $3.2 million for the year ended December 31, 2015. The increase was primarily due to an increase in interest expense in 2016 and lower foreign exchange gains in 2016 compared to 2015. The interest expense increased due to a higher average amount of debt outstanding and a higher average cost of debt.

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

Finance costs for the fourth quarter of 2016 totalled $1.3 million, a $0.3 million or 18.7% decrease from $1.5 million for the fourth quarter of 2015. The decrease was primarily due to foreign exchange gains in the fourth quarter of 2016, compared to foreign exchange losses in the fourth quarter of 2015. This decrease was partially offset by higher interest expense as a result of a higher average amount of debt outstanding in the fourth quarter of 2016.

Finance costs decreased $0.2 million or 12.3% in the fourth quarter of 2016 from $1.4 million for the third quarter of 2016. The decrease was primarily due to foreign exchange gains in the fourth quarter of 2016, compared to foreign exchange losses during the third quarter of 2016.

Income Taxes

The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

The table below reflects the calculation of the Company’s effective tax rate (in millions of US dollars):

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015	2014
	$	$	$	$	$
Income tax expense (benefit)	9.7	(4.4)	19.6	11.0	22.9
Earnings before income tax expense (benefit)	31.4	13.1	70.7	67.7	58.7
Effective tax rate	31.0%	-34.0%	27.7%	16.2%	39.0%

The increase in the effective tax rate for 2016 compared to 2015 is primarily due to (i) the non-recurrence of the tax benefits recorded in 2015 to recognize previously derecognized Canadian deferred tax assets, (ii) the non-recurrence of the tax benefits recorded in 2015 to decrease the deferred tax liability related to previously impaired property, plant and equipment, and (iii) an unfavourable change in the mix of earnings between jurisdictions. The decrease in the effective tax rate for 2015 compared to 2014 is primarily due to a favourable change in the mix of earnings between jurisdictions and the recognition of previously derecognized Canadian deferred tax assets.

As compared to the fourth quarter of 2015, the effective tax rate for the fourth quarter of 2016 increased primarily due to the non-recurrence of the tax benefits recorded in the fourth quarter of 2015 to (i) recognize previously derecognized Canadian deferred tax assets and (ii) decrease the deferred tax liability related to previously impaired property, plant and equipment.

IPG Net Earnings

IPG Net Earnings totalled $51.1 million for the year ended December 31 2016, a $5.6 million decrease from $56.7 million for the year ended December 31, 2015. The decrease was primarily due to increases in SG&A and income tax expense, partially offset by an increase in gross profit. The Company estimates that its IPG Net Earnings for 2016 were positively impacted by the South Carolina Flood by approximately $2.3 million as a result of Insurance Proceeds totalling $22.4 million offsetting the negative net earnings impact of the South Carolina Flood.

IPG Net Earnings totalled $56.7 million for the year ended December 31 2015, a $20.8 million increase from $35.8 million for the year ended December 31, 2014. The increase was primarily due to the recognition of previously derecognized Canadian deferred tax assets, a decrease in finance costs, and an increase in gross profit. The Company estimates that its IPG Net Earnings for 2015 were negatively impacted by the South Carolina Flood by approximately $2.8 million, net of the benefit from Insurance Proceeds totalling $5.0 million.

IPG Net Earnings for the fourth quarter of 2016 totalled $21.7 million, a $4.2 million increase from $17.5 million for the fourth quarter of 2015. The increase was primarily due to a decrease in manufacturing facility closure charges and an increase in gross profit, both of which were mainly due to South Carolina Flood Insurance Proceeds of $17.4 million in the fourth quarter 2016 as compared to $5.0 million recognized in the fourth quarter of 2015, partially offset by an increase in income tax expense.    The Company estimates that its IPG Net Earnings for the fourth quarter of 2016 were positively impacted by the South Carolina Flood by approximately $9.2 million as a result of Insurance Proceeds offsetting the negative net earnings impact of the South Carolina Flood.

IPG Net Earnings for the fourth quarter of 2016 increased $15.4 million from $6.3 million for the third quarter of 2016. The increase was primarily due to a decrease in manufacturing facility closure charges and an increase in gross profit, both of which were mainly due to South Carolina Flood Insurance Proceeds of $17.4 million, partially offset by an increase in income tax expense mainly due to higher earnings.

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

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before the controlling interest portion of (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) share-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; (vii) other discrete items as shown in the table below; and (viii) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses.

Adjusted Net Earnings Reconciliation to IPG Net Earnings(1)

(In millions of US dollars, except per share amounts and share numbers)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015	2014
	$	$	$	$	$
IPG Net Earnings	21.7	17.5	51.1	56.7	35.8
Manufacturing facility closures, restructuring and other related charges (recoveries)	(7.7)	2.7	2.4	3.7	4.9
Share-based compensation expense	1.6	2.3	8.2	3.2	6.2
Impairment (reversal of impairment) of long-lived assets and other assets	0.1	(5.8)	0.2	(5.8)	0.1
Loss (gain) on disposal of property, plant and equipment	0.0	0.2	0.1	(0.8)	(0.1)
Other Item: Litigation Settlement	—	—	1.9	—	—
Other Item: Brantford Pension Charge (2)	—	—	—	—	1.6
Income tax effect of these items	2.4	(0.2)	(4.3)	0.6	(3.8)

Adjusted net earnings	18.0	16.7	59.7	57.6	44.8

IPG Net Earnings per share
Basic	0.37	0.30	0.87	0.95	0.59
Diluted	0.36	0.29	0.85	0.93	0.58

Adjusted earnings per share
Basic	0.31	0.28	1.02	0.96	0.74
Diluted	0.30	0.28	0.99	0.94	0.72

Weighted average number of common shares outstanding
Basic	58,899,366	58,802,897	58,727,751	59,690,968	60,718,776
Diluted	60,746,886	60,316,201	60,369,227	61,110,633	62,060,923

(1)	As disclosed in the Company’s press release on March 1, 2017, adjusted net earnings and adjusted earnings per share for the interim and annual periods in fiscal 2014 and 2015, and the first three interim periods in fiscal 2016 were amended to correct a clerical error in the calculation of the income tax effect caption. For the purpose of a consistent presentation of all periods, certain prior period amounts have been conformed to current period presentation.
(2)	The “Brantford Pension Charge” refers to a charge recorded in the third and fourth quarters of 2014 related to the settlement of the former Brantford, Ontario manufacturing facility pension plan.

Adjusted net earnings totalled $59.7 million for the year ended December 31, 2016, an $2.1 million increase from $57.6 million for the year ended December 31, 2015. The increase was primarily due to an increase in gross profit, partially offset by increases in income tax expense and SG&A. The Company estimates that its adjusted net earnings for 2016 were negatively impacted by the South Carolina Flood by approximately $0.8 million net of the benefit from Insurance Proceeds.

Adjusted net earnings totalled $57.6 million for the year ended December 31, 2015, a $12.8 million increase from $44.8 million for the year ended December 31, 2014. The increase was primarily due to the recognition of previously derecognized Canadian deferred tax assets and decreases in finance costs and variable compensation expenses, partially offset by a decrease in gross profit, an increase in certain other SG&A expenses, and an increase in research expenses primarily associated with the South Carolina Project. The Company estimates that its adjusted net earnings for 2015 were negatively impacted by the South Carolina Flood by approximately $1.8 million.

Adjusted net earnings totalled $18.0 million for the fourth quarter of 2016, a $1.3 million increase from $16.7 million for the fourth quarter of 2015. The increase was primarily due to an increase in gross profit, partially offset by an increase in income tax expense. The Company estimates that its adjusted net earnings for the fourth quarter of 2016 were positively impacted by the South Carolina Flood by approximately $3.7 million as a result of Insurance Proceeds offsetting the negative adjusted net earnings impact of the South Carolina Flood.

EBITDA, Adjusted EBITDA and Leverage Ratio

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings, the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings before (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) share-based compensation expense (benefit); (iii) impairment of goodwill; (iv) impairment (reversal of impairment) of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; (vi) (gain) loss on disposal of property, plant and equipment; and (vii) other discrete items as shown in the table below. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management and the Company’s lenders in evaluating the Company’s performance because they believe that they allow management and the Company’s lenders to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses as well as certain non-cash expenses and non-recurring expenses.

The Company defines leverage ratio as borrowings divided by adjusted EBITDA. The term “leverage ratio” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Leverage ratio is not a measurement of financial performance under GAAP and should not be considered as an alternative to any GAAP measure as an indicator of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a meaningful comparison of the Company’s liquidity level. In addition, leverage ratio is used by management in evaluating the Company’s performance because it believes that it allows management to monitor its liquidity level and evaluate its capacity to deploy capital to meet its strategic objectives.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015	2014
	$	$	$	$	$
Net earnings	21.7	17.5	51.1	56.7	35.8
Interest and other finance costs	1.3	1.5	5.0	3.2	6.2
Income tax expense (benefit)	9.7	(4.4)	19.6	11.0	22.9
Depreciation and amortization	8.7	10.6	31.0	30.9	26.2

EBITDA	41.4	25.2	106.7	101.7	91.1
Manufacturing facility closures, restructuring and other related charges (recoveries)	(7.7)	2.7	2.4	3.7	4.9
Share-based compensation expense	1.6	2.3	8.2	3.2	6.2
Impairment (reversal of impairment) of long-lived assets and other assets	0.1	(5.8)	0.2	(5.8)	0.1
Loss (gain) on disposal of property, plant and equipment	0.0	0.2	0.1	(0.8)	(0.1)
Other Item: Litigation Settlement	—	—	1.9	—	—
Other Item: Brantford Pension Charge	—	—	—	—	1.6

Adjusted EBITDA	35.3	24.6	119.5	102.0	103.9

Adjusted EBITDA totalled $119.5 million for the year ended December 31, 2016, a $17.5 million or 17.2% increase from $102.0 million for the year ended December 31, 2015. The increase was primarily due to an increase in gross profit, partially offset by an increase in SG&A. The Company estimates that its adjusted EBITDA in 2016 was negatively impacted by the South Carolina Flood by approximately $0.9 million net of the benefit from Insurance Proceeds.

Adjusted EBITDA totalled $102.0 million for the year ended December 31, 2015, a $1.9 million or 1.8% decrease from $103.9 million for the year ended December 31, 2014. The decrease was primarily due to an unfavourable FX impact, an increase in SG&A and an increase in research expenses. These negative impacts were partially offset by a decrease in variable compensation expense. The Company estimates that its adjusted EBITDA for 2015 was negatively impacted by the South Carolina Flood by approximately $2.7 million.

Adjusted EBITDA totalled $35.3 million for the fourth quarter of 2016, a $10.7 million or 43.6% increase from $24.6 million for the fourth quarter of 2015. The increase was primarily due to an increase in gross profit mainly due to Insurance Proceeds related to the South Carolina Flood in the fourth quarter of 2016. The Company estimates that its adjusted EBITDA for the fourth quarter of 2016 was positively impacted by the South Carolina Flood by approximately $6.0 million as a result of Insurance Proceeds offsetting the negative adjusted EBITDA impact of the South Carolina Flood.

Comprehensive Income Attributable to Company Shareholders (“IPG Comprehensive Income”)

IPG Comprehensive Income is comprised of IPG Net Earnings and other comprehensive income (loss) attributable to Company shareholders. IPG Comprehensive Income totalled $52.4 million for the year ended December 31, 2016, a $6.7 million or 14.6% increase from $45.7 million for the year ended December 31, 2015. The increase was primarily due to a favourable FX impact from cumulative translation adjustments in 2016 compared to an unfavourable FX impact in 2015, partially offset by lower IPG Net Earnings in 2016.

IPG Comprehensive Income totalled $45.7 million for the year ended December 31, 2015, a $22.2 million or 94.8% increase from $23.5 million for the year ended December 31, 2014. The increase was primarily due to higher IPG Net Earnings in 2015 and gains from the remeasurement of the defined benefit liability compared to actuarial losses in 2014.

Off-Balance Sheet Arrangements

Letters of Credit

The Company had standby letters of credit issued and outstanding as of December 31, 2016 that could result in payments by the Company of up to an aggregate of $1.8 million upon the occurrence of certain events. All of the letters of credit have expiry dates in the first half of 2017.

Capital Commitments

The Company had commitments to suppliers to purchase machines and equipment totalling approximately $32.4 million as of December 31, 2016. It is expected that such amounts will be paid out in the next twelve months. In the event of cancellation, the penalties that would apply may be equal to the purchase price depending on timing of the cancellation.

Raw Material Commitments

The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2016, the Company had on hand $8.7 million of raw material owned by its suppliers.

The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through October 2017 totalling approximately $10.8 million as of December 31, 2016. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

Utilities Commitments

The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company expects to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $11.7 million as of December 31, 2016 and would decline monthly based on actual service billings to date.

The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge will be incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $12.8 million over the remaining term of the contract.

Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $4.8 million as of December 31, 2016. This amount declines annually until the expiration of the contract.

The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, through December 2020 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.1 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements or that would trigger any such penalty described above. The Company maintains no other off-balance sheet arrangements.

Related Party Transactions

The Company’s key personnel are all members of the Board of Directors and five members of senior management in 2016. Key personnel remuneration includes: short-term benefits including base and variable compensation, deferred compensation, director retainer and committee fees, post-employment benefits, share-based compensation, and termination benefits. Total key personnel remuneration included in the statement of consolidated earnings totalled $10.3 million for the year ended December 31, 2016, an increase of $4.9 million from $5.4 million for the year ended December 31, 2015. The increase was primarily due to stock appreciation right (“SAR”) exercise activity and additional performance share unit (“PSU”) award grants in 2016 as well as an increase in variable compensation.

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed CFO’s home in Montreal, Québec, Canada to assist in his relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. On April 15, 2015, the home was sold and the Company was reimbursed for the purchase funding.

Working Capital

The Company experiences some business cyclicality that requires the management of working capital resources. Typically, a larger investment in working capital is required in quarters when accounts receivable increase due to higher sales and when inventory increases due to higher anticipated future sales. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.

The Company uses Days Inventory to measure inventory performance. Days Inventory for the fourth quarter of 2016 increased to 63 from 61 in the fourth quarter of 2015. Inventories totalled $103.5 million as of December 31, 2016, a $2.9 million increase from $100.6 million as of December 31, 2015. The increase was primarily due to an increase in production to match sales volume growth as well as additional inventory resulting from the Powerband acquisition.

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO increased to 39 in the fourth quarter of 2016 from 37 in the fourth quarter of 2015. Trade receivables totalled $90.1 million as of December 31, 2016, a $11.6 million increase from $78.5 million as of December 31, 2015. The increase was primarily due to an increase in the amount of revenue invoiced in the fourth quarter of 2016 as compared to the fourth quarter of 2015.

The calculations are shown in the following tables:

	Three months ended
	Dec. 31, 2016	Dec. 31, 2015
Cost of sales (1)	$156.2	$149.9
Days in quarter	92	92

Cost of sales per day (1)	$1.70	$1.63
Average inventory (1)	$107.1	$99.4

Days inventory	63	61

Days inventory is calculated as follows:

Cost of sales ÷ Days in quarter = Cost of sales per day (Beginning inventory + Ending inventory) ÷ 2 = Average inventory

Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

	Three months ended
	Dec. 31, 2016	Dec. 31, 2015
Revenue (1)	$209.9	$195.7
Days in quarter	92	92

Revenue per day (1)	$2.28	$2.13
Trade receivables (1)	$90.1	$78.5

DSO	39	37

DSO is calculated as follows:

Revenue ÷ Days in quarter = Revenue per day

Ending trade receivables ÷ Revenue per day = DSO

Accounts payable and accrued liabilities totalled $100.2 million as of December 31, 2016, an increase of $18.0 million from $82.2 million as of December 31, 2015. The increase was primarily due to the timing of payments for inventory and SG&A.

Liquidity

The Company finances its operations through a combination of cash flows from operating activities and borrowings under its Revolving Credit Facility. Liquidity risk management attempts to (i) maintain a sufficient amount of cash and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfil its obligations for the foreseeable future.

The Company has access to a $300 million Revolving Credit Facility, plus an incremental accordion feature (that is available subject to the credit agreement’s terms and lender approval) of $150 million through November 2019. As of December 31, 2016, the Company had drawn a total of $162.8 million, resulting in loan availability of $137.2 million. In addition, the Company had $21.0 million of cash, yielding total cash and loan availability of $158.2 million as of December 31, 2016.

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

Also refer to the section below entitled “Revolving Credit Facility” for additional discussion of funds available under the Revolving Credit Facility.

Cash Flows

The Company’s net working capital on the balance sheets increased during 2016 and 2015 due to the effects of business acquisitions. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2016 and 2015 working capital items appropriately exclude these effects.

Cash flows from operating activities increased in the year ended December 31, 2016 by $5.9 million to $108.1 million from $102.3 million in the year ended December 31, 2015, primarily due to higher operating profits, partially offset by an increase in accounts receivable largely due to an increase in the amount of revenue invoiced in the fourth quarter of 2016 compared to the fourth quarter of 2015.

Cash flows from operating activities increased in the year ended December 31, 2015 by $15.4 million to $102.3 million from $86.9 million in the year ended December 31, 2014, primarily due to a decrease in accounts receivable resulting from lower sales in the fourth quarter of 2015 compared to the fourth quarter of 2014 and an increase in accounts receivable in 2014 compared to 2013.

Cash flows from operating activities increased in the fourth quarter of 2016 by $23.1 million to $65.0 million from $41.9 million in the fourth quarter of 2015 primarily due to higher operating profit and accounts payable and accrued liabilities. The increase in accounts payable and accrued liabilities is primarily due to the timing of payments near the end of 2016 compared to the end of 2015.

Additionally, the Company’s working capital contained two significant fluctuations that largely offset each other:

•	a decrease in inventory in the fourth quarter of 2016 compared to an increase in the fourth quarter of 2015 primarily due to the timing of raw material pre-buys and a higher volume of sales in the fourth quarter of 2016 compared to the fourth quarter of 2015,

•	largely offset by a lower change in trade receivables in the fourth quarter of 2016 compared to the fourth quarter of 2015 primarily due to an increase in the amount of revenue invoiced in the fourth quarter for 2016 compared to 2015 and an increase in DSO to 39 in the fourth quarter of 2016 from 37 in the fourth quarter of 2015.

Cash flows used for investing activities increased in the year ended December 31, 2016 by $32.6 million to $91.8 million from $59.2 million in the year ended December 31, 2015, primarily due to higher capital expenditures as well as the Powerband acquisition in September 2016 for $41.9 million, compared to the 2015 Acquisitions of $26.2 million. The increase in capital expenditures primarily related to water-activated tape capacity expansion in Midland, North Carolina (“WAT Project”) and other initiatives discussed in the section entitled “Capital Resources” below.

Cash flows used for investing activities increased in the year ended December 31, 2015 by $22.4 million to $59.2 million from $36.8 million in the year ended December 31, 2014, primarily due to funding the 2015 Acquisitions, partially offset by lower capital expenditures. The decrease in capital expenditures primarily related to the South Carolina Project, partially offset by capital expenditures for the WAT Project and shrink film capacity expansion at the Portugal manufacturing facility (“Portuguese Shrink Film Project”) discussed in the section entitled “Capital Resources” below.

Cash flows used for investing activities decreased in the fourth quarter of 2016 by $5.8 million to $14.0 million from $19.8 million in the fourth quarter of 2015, primarily due to funding the TaraTape acquisition in November 2015, partially offset by higher capital expenditures in 2016 related to the WAT Project.

Cash flows used in financing activities decreased in the year ended December 31, 2016 by $19.7 million to $11.5 million from $31.2 million in the year ended December 31, 2015, primarily due to a decrease in repurchases of common shares, partially offset by a decrease in net borrowings and an increase in dividends paid.

Cash flows used in financing activities decreased in the year ended December 31, 2015 by $12.5 million to $31.2 million from $43.7 million in the year ended December 31, 2014, primarily due to an increase in net borrowings, partially offset by an increase in repurchases of common shares and an increase in dividends paid.

Cash flows used in financing activities increased in the fourth quarter of 2016 by $16.3 million to $34.9 million from $18.6 million in the fourth quarter of 2015, primarily due to an increase in net repayments of debt in the fourth quarter of 2016, partially offset by a decrease in repurchases of common shares in the fourth quarter of 2016.

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

Free cash flows, defined by the Company as cash flows from operating activities less purchases of property, plant and equipment, decreased in the year ended December 31, 2016 by $9.8 million to $58.2 million from $68.0 million in the year ended December 31, 2015 primarily due to an increase in capital expenditures.

Free cash flows increased in the year ended December 31, 2015 by $21.7 million to $68.0 million from $46.3 million in the year ended December 31, 2014 primarily due to a decrease in accounts receivable and lower capital expenditures.

Free cash flows increased in the fourth quarter of 2016 by $17.5 million to $50.8 million from $33.3 million in the fourth quarter of 2015, primarily due to an increase in operating profit and accounts payable and accrued liabilities.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.

Free Cash Flows Reconciliation

(In millions of US dollars)

(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015	2014
	$	$	$	$	$
Cash flows from operating activities	65.0	41.9	108.1	102.3	86.9
Less purchases of property, plant and equipment	(14.2)	(8.5)	(50.0)	(34.3)	(40.6)

Free cash flows	50.8	33.3	58.2	68.0	46.3

Revolving Credit Facility

The Company’s $300 million Revolving Credit Facility is with a syndicate of financial institutions and replaced the Company’s $200 million ABL facility in November 2014. The Company relies upon cash flows from operating activities and funds available under the Revolving Credit Facility to meet working capital requirements as well as to fund capital expenditures, mergers and acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes. The Revolving Credit Facility also includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of this facility (subject to the credit agreement’s terms and lender approval) if needed.

As of December 31, 2016, the Company had drawn a total of $162.8 million against the Revolving Credit Facility, which consisted of $161.0 million of borrowings and $1.8 million of standby letters of credit. The Company had total cash and loan availability of $158.2 million as of December 31, 2016 and $182.3 million as of December 31, 2015. The change in total cash and loan availability is due to the changes in cash flows as previously discussed.

The Revolving Credit Facility is priced primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points (150 basis points as of December 31, 2016 and 2015). The spread depends on the consolidated total leverage ratio (as defined under the Revolving Credit Facility) and increases as the consolidated total leverage ratio increases. The revolving credit loans denominated in US Dollars bear interest at the LIBOR rate applicable to dollar-denominated loans plus the applicable spread. Revolving credit loans denominated in an alternative currency bear interest at the floating rate applicable to alternative currency-denominated loans plus the applicable spread and any mandatory costs. As of December 31, 2016, the full $161.0 million of borrowings was priced at 30-day US dollar LIBOR.

As of December 31, 2016, the Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50 million, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million (as discussed in the next paragraph this covenant was amended in January 2017.) Also as of December 31, 2016 (and before the January 2017 amendments discussed in the next paragraph), any portion of the allowable $50 million not expended in the year may be carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter (as such, the allowable capital expenditures were $65.7 million in 2016 and $59.4 million in 2015 due to a carry forward provision of unused capital expenditure amounts from the prior year). The Company was in compliance with all three financial covenants which were 1.53, 7.34 and $49.9 million, respectively, as of December 31, 2016.

In January 2017 the Company’s Revolving Credit Facility was in part amended to increase the limit of allowable capital expenditures in any fiscal year from 2017 onwards to $100 million and amounts not expended in the year are no longer able to be carried over to the next year.

Capital Resources

Capital expenditures totalled $14.2 million and $50.0 million in the three months and year ended December 31, 2016, respectively, as funded by the Revolving Credit Facility and cash flows from operating activities. Capital expenditures for the year ended December 31, 2016 and those currently expected to be made in 2017 are primarily for property, plant and equipment to support the following strategic and growth initiatives: the WAT Project, the Portuguese Shrink Film Project, expansion of the Company’s specialty tape product offering (“Specialty Tape Project”), technology upgrade and capacity expansion of stretch film production in the Danville, Virginia manufacturing facility (“Stretch Film Project”), shrink film capacity expansion at the Tremonton, Utah manufacturing facility (“Utah Shrink Film Project”), the Powerband Investment Projects and various other initiatives and maintenance needs. All of the strategic and growth initiatives are currently expected to yield an after-tax internal rate of return greater than 15%.

The table below summarizes the capital expenditures to date and expected future capital expenditures for the above mentioned initiatives (in millions of US dollars):

	Year ended December 31,	Approximate amounts based on current estimates
	2016	2017	Total Project	Completion Date
	$	$	$
WAT Project	13.7	26-31	44-49	End of 2017
Portuguese Shrink Film Project (1)	5.4	1-2	11	Mid-2017
Specialty Tape Project	2.7	2-4	10	End of 2017
Powerband Investment Projects (1)	1.5	10-14	20	Mid-2018
Stretch Film Project	1.4	8-10	11	Mid-2018
Utah Shrink Film Project	—	7-9	9	Mid-2018

(1)	Subject to FX impact and excluding any government subsidies.

Capital expenditures to support maintenance needs are expected to be between $10 and $12 million in 2017.

In addition, the Company had commitments to suppliers to purchase machines and equipment totalling approximately $32.4 million as of December 31, 2016, primarily to support the initiatives discussed above. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Revolving Credit Facility and cash flows from operating activities.

Contractual Obligations

The Company’s principal contractual obligations and commercial commitments as of December 31, 2016 are summarized in the following table (in millions of USD):

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt principal obligations (2)	167.1	1.1	162.8	1.6	1.6
Finance lease obligations (3)	15.3	6.1	5.8	0.8	2.6
Pensions, post-retirement and other long-term employee benefit plans (4)	8.0	7.8	0.0	0.1	0.0
Operating lease obligations	13.3	4.0	5.2	2.1	2.0
Equipment purchase commitments	32.4	32.4	—	—	—
Utilities contract obligations (5)	29.6	6.4	11.4	7.4	4.4
Raw material purchase commitments (6)	19.5	19.5	—	—	—
Other obligations (7)	7.7	5.7	1.0	0.1	0.9

Total	292.9	83.0	186.2	12.1	11.5

(1)	“Less than 1 year” represents those payments due in 2017, “1-3 years” represents those payments due in 2018 and 2019, “3-5 years” represents those payments due in 2020 and 2021, while “After 5 years” includes those payments due in later years.
(2)	Refer to the previous section entitled “Revolving Credit Facility” for discussion of related interest obligations.
(3)	The figures in the table above include interest expense included in minimum lease payments of $1.0 million.

(4)	Pension, post-retirement and other long-term employee benefit plans includes contributions associated with defined benefit and defined contribution plans as well as obligations under the deferred compensation plan. Defined benefit plan contributions represent the amount the Company expects to contribute in 2017. Defined benefit plan contributions beyond 2017 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.

Defined contribution plan contributions represent the obligation recorded as of December 31, 2016 to be paid in 2017. Certain defined contribution plan contributions beyond 2017 are not determinable since contribution to the plan is at the discretion of the Company.

Refer to Note 18 in the Company’s Financial Statements for a complete discussion of pension, post-retirement and other long-term employee benefit plans.

(5)	Utilities contract obligations include agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, for minimum amounts of consumption at several of the Company’s manufacturing facilities, as discussed in the previous section entitled “Off-Balance Sheet Arrangements” above. The figures included in the table above are estimates of utility billings over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements.

(6)	Raw material purchase commitments include certain raw materials from suppliers under consignment agreements, as discussed in the previous section entitled “Off-Balance Sheet Arrangements” above. The figures included in the table above represent raw material inventory on hand or in transit, owned by the Company’s suppliers, that the Company expects to consume.

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

(7)	Other obligations include provisions for (i) environmental obligations primarily related to the South Carolina Project, (ii) restoration obligations associated with leased facilities, and (iii) termination benefits primarily related to the TaraTape Closure and the South Carolina Project. Refer to Note 14 in the Company’s Financial Statements for a complete discussion of provisions and contingent liabilities. Also included in other obligations are standby letters of credit discussed above in the section entitled “Revolving Credit Facility”.

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

Stock Appreciation Rights

The amount and timing of a potential cash payment to settle a SAR is not determinable since the decision to exercise is not within the Company’s control after the award vests and is not included in the table above. On June 20, 2012, the Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan (“SAR Plan”). A SAR, as defined by the SAR Plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can be settled only in cash and expire no later than 10 years after the date of the grant.

On June 28, 2012, 1,240,905 SARs were granted at a base price of CDN$7.56 with contractual lives ranging from six to ten years.

As of December 31, 2016, the aggregate intrinsic value of outstanding vested awards was $2.1 million. As of December 31, 2016, $0.5 million was accrued to settle SAR awards exercised but not yet paid.

Capital Stock and Dividends

As of December 31, 2016, there were 59,060,335 common shares of the Company outstanding.

During the year ended December 31, 2016, cash dividends were paid as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 9, 2016	March 31, 2016	$0.13	March 21, 2016	58,522,835	$7.5
May 9, 2016	June 30, 2016	$0.13	June 15, 2016	58,602,835	$7.6
August 10, 2016	September 30, 2016	$0.14	September 15, 2016	58,621,585	$8.2
November 10, 2016	December 30, 2016	$0.14	December 15, 2016	59,060,335	$8.0

On March 8, 2017, the Board of Directors declared a dividend of $0.14 per common share payable on March 31, 2017 to shareholders of record at the close of business on March 21, 2017.

Since the dividend policy was reinstated in August 2012, the Company has paid $104.6 million in cumulative dividends, of which $31.4 million was paid in 2016.

The dividends paid in 2016 and payable in 2017 by the Company are “eligible dividends” as defined in subsection 89(1) of the Income Tax Act (Canada).

The Company entered into an NCIB to repurchase for cancellation up to 2,000,000 common shares effective on July 10, 2014. The NCIB was subsequently renewed July 10, 2015 and amended November 11, 2015, to increase the total shares available for repurchase to 4,000,000 common shares. This NCIB, which was scheduled to expire on July 9, 2016, was renewed for a twelve-month period starting July 14, 2016. This renewed NCIB expires on July 13, 2017. As of December 31, 2016 and March 8, 2017, 4,000,000 shares remained available for repurchase under the NCIB.

The table below summarizes the NCIB activity that occurred during the three months and year ended December 31:

	Three months ended December 31,			Year ended December 31,
	2016	2015		2016		2015
Common shares repurchased	—		366,600		147,200		2,487,188
Average price per common share including commissions	—	CDN$	14.28	CDN$	15.77	CDN$	15.52
Total purchase price including commissions (1)	—		$4.0		$1.7		$30.0

(1)	In millions of US dollars

On April 22, 2014, the Board of Directors adopted the PSU Plan. A PSU, as defined by the PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive (prior to the amendments discussed below) the number of common shares of the Company underlying the PSU. On May 9, 2016, the Board of Directors approved an amendment to the PSU Plan to provide the Company the option of settling PSUs in cash. The Board has full discretion to determine the form of settlement of the PSUs and as of December 31, 2016, no such discretion had been used. Additionally, on the same date, the Board of Directors approved an amendment to the PSU Plan that allowed for accelerated vesting of PSUs in the event of death, disability or retirement of a participant.

The PSUs are normally earned over a three-year period with vesting at the third anniversary of the grant date unless vesting is accelerated based on retirement eligibility, death or disability. The number of shares earned can range from 0% to 150% of the grant amount based on the total shareholder return (“TSR”) ranking versus a specified peer group of companies. As of December 31, 2016, the Company’s TSR ranking was such that if all PSUs outstanding were to be settled as of December 31, 2016, the number of shares earned would be 150% of the grants awarded.

On April 22, 2014, the Board of Directors adopted the DSU Plan. A deferred share unit (“DSU”), as defined by the DSU Plan, represents the right of a participant to receive (prior to the amendments discussed below) a common share of the Company. Under the DSU Plan, a non-executive director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

The table below summarizes equity-settled share-based compensation activity that occurred during the three months and year ended December 31:

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015	2014
Stock options granted	—	—	—	—	492,500
Stock options exercised	415,000	116,250	540,000	712,500	256,677
Cash proceeds (in millions of US dollars)	$0.7	$0.3	$1.5	$1.6	$0.8
Stock options expired or forfeited	—	27,500	16,250	30,000	140,000
PSUs granted	30,161	—	422,733	363,600	152,500
PSUs forfeited	—	16,290	28,696	18,060	—
DSUs granted	—	—	52,665	46,142	36,901
Shares issued upon DSU settlement	—	—	—	6,397	—

On February 17, 2017, the Board of Directors approved an amendment to the PSU Plan and to the DSU Plan to provide for only cash settlement of PSU and DSU awards, respectively. As a result of the amendment, prospectively and until award settlement, the Company will remeasure the fair value of the awards on amendment date and at each reporting period end date, and present the cash-settled awards as a liability within other liabilities and not in contributed surplus in the consolidated balance sheets. Changes in the fair value of the liability will be reflected in SG&A in the statement of consolidated earnings.

Pension and Other Post-Retirement Benefit Plans

The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $30.8 million as of December 31, 2016 as compared to $29.3 million as of December 31, 2015. The increase was primarily due to a decrease in the weighted average discount rate from 4.01% and 4.25% for US and Canadian plans, respectively, as of December 31, 2015 to 3.87% and 4.00% for US and Canadian plans, respectively, as of December 31, 2016. These changes resulted in an increase in net present value of the liability and are partially offset by an increase in the fair value of plan assets. For 2016, the Company contributed $1.4 million as compared to $2.0 million in 2015, to its funded pension plans and to beneficiaries for its unfunded benefit plans. Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2017. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.

Effective September 30, 2011, the defined benefit plan sponsored by the Company, associated with the former Brantford, Ontario manufacturing facility, was wound-up. Pursuant to applicable legislation, benefits for this plan had to be settled within the five-year period following the wind-up effective date. During the year ended December 31, 2014, the Company purchased group annuity buy out policies to settle its obligation to plan participants resulting in non-cash settlement losses of $1.6 million representing the difference between the accounting liability and the cost to settle the obligations. The settlement losses were included in the statement of consolidated earnings under the caption cost of sales.

Financial Risk, Objectives and Policies

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate debt. To hedge the long-term cost of floating rate debt, the Company entered into interest rate swap agreements that are designated as cash flow hedges.

The terms of the interest swap agreements are as follows (in millions of US dollars):

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
		$		%
March 18, 2015	November 18, 2019	40.0	Monthly	1.610
August 18, 2015	August 20, 2018	60.0	Monthly	1.197

Please refer to Note 22 of the Company’s Financial Statements for a complete discussion of the Company’s risk factors, risk management, objectives and policies.

Litigation

On November 5, 2015, the Company’s former CFO filed a lawsuit against the Company in the United States District Court for the Middle District of Florida alleging certain violations by the Company related to the terms of his employment and his termination. On October 20, 2016, the Company and the former CFO agreed to the Litigation Settlement. Pursuant to the terms of the confidential settlement agreement, the Company paid $1.9 million in October 2016 for full and complete settlement of all matters between the parties with respect to the litigation.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2016 with the exception of the item discussed in the paragraph above.

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

Pension, post-retirement and other long-term employee benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from estimated results which are based on assumptions. Refer to Note 18 of the Company’s Financial Statements for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

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

Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 of the Company’s Financial Statements for information regarding inventories and write-downs of inventories.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends, past experience and credit insurance coverage. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience, practices and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 22 of the Company’s Financial Statements for more information regarding the allowance for doubtful accounts and the related credit risks.

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

Provisions of the Company include environmental and restoration obligations, litigation and termination benefits and other provisions. Refer to Note 14 of the Company’s Financial Statements for more information regarding provisions.

Share-based payments

The estimation of share-based payment fair value and expense requires the selection of an appropriate pricing model.

The model used by the Company for the Executive Stock Option Plan (“ESOP”) and SAR Plan is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.

The model used by the Company for the PSU Plan is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own common shares as well as those of a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards.

Refer to Note 16 of the Company’s Financial Statements for more information regarding share-based payments.

Business acquisitions

Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination.

Refer to Note 17 of the Company’s Financial Statements for more information regarding business acquisitions.

Standards Issued and Not Yet Effective but Early Adopted

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

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has performed a preliminary review of the new guidance as compared to its current accounting policies, and began a review of its sales contracts. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s Financial Statements. In 2017, management plans to finalize its review and determine the method of adoption.

IFRS 9 (2014) - Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s Financial Statements. In 2017, management plans to finalize its review and determine the method of adoption.

IFRS 16 - Leases which will replace IAS 17 - Leases was issued in January 2016. IFRS 16 eliminates the classification of an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and option periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s Financial Statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s Financial Statements.

Internal Control Over Financial Reporting

In accordance with the Canadian Securities Administrators National Instrument 52-109, “Certification of Disclosure in Issuers’ Annual and Interim Filings” (“NI 52-109”), the Company has filed interim certificates signed by the Chief Executive Officer (“CEO”) and the CFO that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.2 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The CEO and CFO of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The CEO and CFO have concluded that the Company’s internal control over financial reporting as of December 31, 2016 was effective.

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

Additional Information

Additional information relating to the Company is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Item 6:	Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT

Directors

The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the year during which each Director was first elected. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on June 7, 2017, at which time the current term of each Director will expire.

Name and City of Residence	Position and Occupation	First Year as Director
Robert M. Beil Phoenix, Arizona	Director Retired, September 2006 Sales, Marketing, Business and Executive Management, The Dow Chemical Company, 1975 to 2006	2007

Name and City of Residence	Position and Occupation	First Year as Director
George J. Bunze, CPA, CMA Senneville, Quebec, Canada	Director – Chairman of the Board Vice-Chairman, Kruger Inc. (manufacturer of paper, tissue, wood products, energy (hydro/wind) and wine and spirits products), 1998 to present Director, Kruger, Inc., 1986 to present Director and Chairman of the Audit Committee, Stella-Jones Inc. (producer and marketer of pressure treated wood products), 2001 to present	2007

Frank Di Tomaso, FCPA, FCA, ICD.D Montreal, Quebec, Canada

Director

Director, Birks Group Inc. (designer, manufacturer and retailer of jewelry, timepieces, silverware and gifts), 2014 to present

Director, National Bank Trust (asset management and trust services firm), 2012 to present

Director, National Bank Life Assurance Company, 2012 to present

Director, Yorbeau Resources Inc. (gold exploration company), 2011 to 2016

Director, ADF Group Inc. (complex structural steel and heavy built-up steel components for the non-residential construction industry), 2015 to present

Director, Laurentian Pilotage Authority (regulates operations of pilotage services on the St. Lawrence River), 2011 to present

Director, Redline Communications Group Inc. (wireless communications network designer and manufacturer), 2010 to 2013

Partner and Advisory Partner, Raymond Chabot Grant Thornton, 1981 to 2012

		2014

Robert J. Foster Toronto, Ontario, Canada	Director Chief Executive Officer and President, Capital Canada Limited (investment banking firm), 1977 to present	2010

Name and City of Residence	Position and Occupation	First Year as Director
James Pantelidis Toronto, Ontario, Canada

Director

Director and Chairman of the Board of Parkland Fuel Corporation (distributor and marketer of fuels and lubricants), 1999 to present

Director and Chairman of the Board of EnerCare Inc. (home services company), 2002 to present

Director and Chairman of Human Resources Committee of RONA Inc. (retailer and distributor of hardware, building materials and home renovation products), 2004 to 2016

Director, Chairman of the Investment Committee, and Member of the Human Resources and Compensation Committee, Industrial Alliance Insurance and Financial Services Inc. (insurance company), 2002 to 2016

		2012

Jorge N. Quintas Porto, Portugal	Director President, Nelson Quintas SGPS, SA (manufacturer of electrical and telecommunication cables), 2009 to present	2009

Mary Pat Salomone Naples, Florida	Director Director, Herc Holdings Inc. (rental company), 2016 to present Director, TransCanada Corporation (energy infrastructure company), 2013 to present Director, TransCanada Pipelines Limited (energy infrastructure company), 2013 to present Senior Vice President and COO, The Babcock & Wilcox Company (power generation systems and specialty manufacturer of nuclear components company), 2010 to 2013	2015

Gregory A.C. Yull Sarasota, Florida	Director CEO and President of the Company, 2010 to present President Tapes and Films Division of the Company, 2008 to 2010 Executive Vice President, Industrial Business Unit for Tapes and Films, 2004 to 2008	2010

Name and City of Residence	Position and Occupation	First Year as Director
Melbourne F. Yull Sarasota, Florida	Director Executive Director through June 8, 2010 Retired, 2006 to 2007 Prior thereto he was Chairman of the Board and Chief Executive Officer of the Company, 1981 to 2006 Father of Gregory A.C. Yull	1989-2006 2007

Senior Management

The following table sets forth the name, residence and position of each member of senior management of the Company as of the date hereof, as well as the year during which each was first elected.

Name and City of Residence	Position and Occupation	First Elected To Office
Gregory A.C. Yull Sarasota, Florida	Chief Executive Officer & President	2010

Jeffrey Crystal, CPA, CA Sarasota, Florida	Chief Financial Officer	2014

Douglas Nalette [1] Longboat Key, Florida	Senior Vice President, Operations	2006

Shawn Nelson [1] Bradenton, Florida	Senior Vice President Sales	2010

Joseph Tocci [1] Bradenton, Florida	Senior Vice President, Global Sourcing and Supply Chain	2013

[1]	Officer of Intertape Polymer Corp., a wholly owned subsidiary of the Company

The principal occupation of each member of senior management for the last five (5) years is as follows:

Gregory A.C. Yull was appointed Chief Executive Officer and President on June 8, 2010. He was President, Tapes & Films, from 2008 to June 2010. Gregory A.C. Yull is a son of Melbourne F. Yull.

Jeffrey Crystal was appointed Chief Financial Officer on May 9, 2014. Prior to that, he served as Vice President of Finance of Primo International since December 2013. Prior to that, he served as Chief Financial Officer of American Iron & Metal from June 2008 to February 2013.

Douglas Nalette was appointed Senior Vice President Operations in 2006.

Shawn Nelson was appointed Senior Vice President Sales in 2010. Prior to that, he served as Senior Vice President Industrial Channel since 2006.

Joseph Tocci was appointed Senior Vice President of Global Sourcing and Supply Chain in 2013. Prior to that, he served as Senior Vice President of Corporate Marketing, Research & Development, and Supply Chain since 2012. Prior to that, he served as Senior Vice President of Corporate Marketing and Supply Chain since 2011. Prior to that, he served as Senior Vice President of Consumer and Supply Chain since 2008.

B.	COMPENSATION

The following table sets forth the compensation paid, and benefits in kind granted, to the Company’s Directors and senior management for the last fiscal year for services in all capacities to the Company, including contingent and deferred compensation.

2016		Annual Compensation				Performance Share Unit Plan	Deferred Share Unit Plan
Name and principal position	Salary (1) $	Bonus $	Other $		Director/ Committee Fees (2) $	Awards granted #	Awards granted #
Robert M. Beil Director	—	—	—		57,500	—	5,807
George J. Bunze Director, Chairman	—	—	—		110,500	—	11,216
Frank Di Tomaso Director	—	—	—		61,500	—	4,276
Robert J. Foster Director	—	—	—		63,500	—	7,937
James Pantelidis Director	—	—	—		52,000	—	4,276
Jorge N. Quintas Director	—	—	—		50,500	—	6,985
Mary Pat Salomone Director	—	—	—		59,000	—	6,276
Melbourne F. Yull Director	—	—	260,935	(3)	52,000	—	5,892
Gregory A.C. Yull Director, Chief Executive Officer & President	731,378	989,607	40,962	(4)	—	108,131	—
Jeffrey Crystal Chief Financial Officer	380,439	409,877	—		—	27,363	—
Douglas Nalette Senior Vice-President Operations	357,772	269,545	—		—	14,485	—
Shawn Nelson Senior Vice-President Sales	340,725	283,145	—		—	14,485	—
Joseph Tocci Senior Vice-President, Global Sourcing & Supply Chain	318,465	251,870	—		—	13,158	—

(1)	Represents amounts included in each executive’s W-2, rather than the base salary amount.
(2)	Represents total compensation for Board and Committee fees, which includes both cash payments and the value of DSUs elected in lieu of cash for such fees.
(3)	Mr. Yull receives a pension from IPG (see “Pension and Other Post-Retirement Benefit Plans” subsection below).
(4)	Represents a Company leased vehicle and associated tax gross up paid by IPG to Mr. Yull pursuant to the terms of Mr. Yull’s employment agreement.

2016 Senior Management Bonus Plan

Each of the members of senior management received a performance bonus for 2016. Bonuses were paid based on the level of achievement of financial objectives of the Company. The Company attributes to each executive, depending on his or her management level, a bonus target level set as a percentage of his or her salary, representing the amount that will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and twice the target bonus, based on the level of achievement of the predetermined objectives set out at the beginning of the fiscal year. The objectives and weight attached thereto are re-evaluated on an annual basis by the Compensation Committee and communicated to the relevant individuals. The Compensation Committee has discretion to adjust bonus payments upwards or downwards.

For the fiscal year ended December 31, 2016, the bonuses were based on the Company achieving certain target amounts for:

(i)     Compensation Adjusted EBITDA, which the Compensation Committee of the Board of Directors defines as Adjusted EBITDA excluding: (i) performance bonus expense; (ii) the positive or negative impact on Adjusted EBITDA of the business acquired in the current year; (iii) due diligence costs and other advisory fees associated with mergers and acquisitions projects; and (iv) the positive or negative impact of the South Carolina Flood. The Company defines Adjusted EBITDA as net earnings (loss) before: (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; (iv) depreciation of property, plant and equipment; (v) manufacturing facility closures, restructuring and other related charges; (vi) stock-based compensation expense (benefit); (vii) impairment of goodwill; (viii) impairment (reversal of impairment) of long-lived assets and other assets; (ix) write-down on assets classified as held-for-sale; (x) (gain) loss on disposal of property, plant, and equipment and (xi) other discrete items as disclosed; and

(ii)    Compensation Cash Flows, which the Compensation Committee of the Board of Directors defines as cash flows from operating activities excluding: (i) performance bonus expense; (ii) the cash flows from operating activities of the business acquired in the current year; (iii) due diligence costs and other advisory fees associated with mergers and acquisitions projects; (iv) the positive or negative impact of the South Carolina Flood; and (v) Litigation Settlement.

At the Compensation Committee’s recommendation, the Board of Directors elected to use Compensation Adjusted EBITDA and Compensation Cash Flows in determining bonuses for 2016 because certain expenses and charges expected (at the time of the Board’s election) to be incurred by the Company during the year (e.g., due diligence costs and other advisory fees associated with mergers and acquisitions projects and manufacturing facility closures, restructuring and other related charges) were viewed to be in the long term interest of the Company and that such amounts should not impact the ability of senior management to achieve the performance bonus targets. In determining the actual Compensation Adjusted EBITDA and Compensation Cash Flows, the Compensation Committee used its discretion to exclude an additional immaterial expense.

The target amount for Compensation Adjusted EBITDA for 2016 was set at $126,000,000 (the “Compensation Adjusted EBITDA Target”) and the target amount for Compensation Cash Flows was set at $96,000,000 (the “Compensation Cash Flows Target”). The Company’s actual Compensation Adjusted EBITDA for 2016 was $128,555,000 which was 102.0% of the Compensation Adjusted EBITDA Target. The Company’s actual Compensation Cash Flows for 2016 was $108,532,000 which was 113.1% of the Compensation Cash Flows Target.

The following table presents the target incentive compensation as a percentage of salary, the indicators used in 2016 to measure the Company’s performance for purposes of the short term incentive compensation program and their relative weight.

		Gregory A.C. Yull		Jeffrey Crystal		Shawn Nelson		Douglas Nalette		Joseph Tocci
2016 Annual Eligible Base Salary		$770,000		$435,000		$342,280		$360,600		320,770
Incentive compensation as a percentage of salary	Minimum Target Maximum	0 100 150	% % %	0 60 120	% % %	0 50 100	% % %	0 50 100	% % %	0 50 100	% % %
Relative weight of financial Indicators
	Compensation Adjusted EBITDA	60%		60%		60%		60%		60%
	Compensation Cash Flows	40%		40%		40%		40%		40%

Total		100%		100%		100%		100%		100%

The bonus is calculated using, for each of the Compensation Adjusted EBITDA and Compensation Cash Flows objectives, the following formula and is equal to the sum of all results:

Annual Eligible Base salary at target	X	Bonus percentage (as determined based on the performance relative to the applicable objective’s target and as capped by the applicable maximum)	X	Weight of financial indicator

For purposes of the above calculation, “bonus percentage” is between 35% and 100% if between approximately 90% and 100% of the target objectives were achieved by the Company, respectively. For achievement between 90% and 100%, the “bonus percentage” is interpolated between 35% and 100%. For achievement above 100%, the “bonus percentage” is capped at 100% for purposes of calculating the bonuses for each of the Compensation Adjusted EBITDA and Compensation Cash Flows objectives but such achievement triggers respective additional “reach” bonuses described below.

The members of senior management were also eligible for an additional bonus calculated using a Compensation Adjusted EBITDA target amount of $135,000,000 (the “Reach Adjusted EBITDA Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum (i.e., it cannot exceed 1)):

Actual Adjusted EBITDA – Adjusted EBITDA Target	X	Maximum bonus amount – Target bonus amount	X	Weight of financial indicator
Reach Adjusted EBITDA Target – Adjusted EBITDA Target

The members of senior management were also eligible for an additional bonus calculated using a Compensation Cash Flows target amount of $102,000,000 (the “Reach Cash Flows Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum (i.e., it cannot exceed 1)):

Actual Cash flows from operating activities – Cash Flows Target	X	Maximum bonus amount – Target bonus amount	X	Weight of financial indicator
Reach Cash Flows Target – Cash Flows Target

The following table presents the objectives for 2016 approved by the Board of Directors and the results achieved by the Company.

	Target	Result	Evaluation of Performance
Compensation Adjusted EBITDA	$126,000,000	$128,555,000	102.0%
Compensation Cash Flows	$96,000,000	$108,532,000	113.1%
Reach Adjusted EBITDA	$135,000,000	$128,555,000	95.2%
Reach Cash Flows	$102,000,000	$108,532,000	106.4%

The following table presents, for each target objective, the bonus amount earned by each member of senior management for 2016.

	Gregory A.C. Yull	Jeffrey Crystal	Shawn Nelson	Douglas Nalette	Joseph Tocci
Compensation Adjusted EBITDA	$462,000	$156,600	$102,984	$108,180	$96,231
Compensation Cash Flows	$308,000	$104,400	$68,656	$72,120	$64,154
Reach Adjusted EBITDA	$65,607	$44,477	$29,249	$30,725	$27,331
Reach Cash Flows	$154,000	$104,400	$68,656	$72,120	$64,154

Total	$989,607	$409,877	$269,545	$283,145	$251,870

Defined Contribution Pension Plans

The Company maintains defined contribution pension plans in the United States and Canada. Each member of senior management participates in the “US Plan”. The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Company may make discretionary contributions for the benefit of eligible employees. The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The following table sets out the Company’s contributions to the pension plan payable for 2016 for each member of senior management.

Name	Company Contributions $
Gregory A.C. Yull	$14,575
Jeffrey Crystal	$14,575
Douglas Nalette	$14,575
Shawn Nelson	$14,575
Joseph Tocci	$14,575

Total Cash Payments

Total cash payments for employee future benefits for 2016, consisting of cash contributed by the Company to its unfunded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $6.0 million ($5.4 million in 2015).

Executive Employment Contracts and Change of Control Agreements

The following agreements between the Company and members of senior management were in effect at the end of 2016.

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

Furthermore, these agreements also provide that if during the term of the executive’s employment a bona fide offer is made to all shareholders of the Company which, if accepted, would result in a change of control of the Company, then, subject to any applicable law, all of the executive’s stock options which have not yet become vested and exercisable shall become vested and exercisable immediately. Upon expiry of such bona fide offer, if it does not result in a change of control of the Company, all of the executive’s unexercised stock options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.

On August 2, 2010, the Company entered into an Executive Employment Agreement with Gregory A.C. Yull. Pursuant to the terms of the Agreement, Mr. Yull received an annual base salary of $450,000 which increased to $475,000 commencing June 1, 2011 and to $500,000 commencing on June 1, 2012. Also pursuant to the terms of the Agreement, as of June 1, 2013 and thereafter, annual base salary adjustment has been and will be determined by the Board. Mr. Yull shall also be entitled to a performance bonus for each fiscal year ranging from zero to 150% of his then current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Yull and the Board. For 2016, Mr. Yull’s bonus was based on the Company achieving certain target amounts for Compensation Adjusted EBITDA Targets and Compensation Cash Flow Targets, as further described above in the Section entitled “2016 Senior Management Bonus Plan”. During the first three years of Mr. Yull’s employment, commencing June 8, 2010, Mr. Yull was to have been granted 350,000 stock options annually in accordance with the Company’s Executive Stock Option Plan (“ESOP”) and thereafter at the discretion of the Board of Directors. In 2012, instead of receiving an award of 350,000 stock options in accordance with his employment agreement, Mr. Yull agreed to receive 500,905 stock appreciation rights under the Company’s 2012 Stock Appreciation Rights Plan described below. The options granted during each of the first two years became exercisable in annual increments of 25% on each of the first four anniversaries of the grant date. Such options shall expire on the tenth anniversary of the grant date, subject to the early expiry provisions of the ESOP. The exercise price of such options shall be equal to the closing market price on the last trading day prior to the date of such grant. Fifty percent (50%) of the shares acquired by Mr. Yull pursuant to the exercise of the options granted under the Executive Employment Agreement must be retained by Mr. Yull and not sold or disposed of for a period of three years following the date when the option was exercised.

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

In the event the Company terminates Mr. Yull’s employment for any reason other than cause, or Mr. Yull terminates his employment for Good Reason as defined in the Agreement, Mr. Yull shall be entitled to severance pay in an amount equal to two times the sum of his base salary and the average performance bonus paid to Mr. Yull in the last two fiscal years ending on the date prior to his date of termination. Subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, such amount shall be paid 65% in a lump sum and the balance in eight equal quarterly installments. In addition, all unvested options that would otherwise vest during the 24 months following the date of termination shall be immediately vested and remain exercisable for a period of twelve months. Lastly, the retirement benefits set forth above shall vest.

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

On March 21, 2014, the Company and Mr. Crystal mutually agreed to certain terms of employment. Under these terms, Mr. Crystal was to receive an annual base salary of $330,000. Mr. Crystal also was to be entitled to a bonus ranging from zero to 50% of his then-current annual base salary based on the achievement of certain target amounts for Adjusted EBITDA Targets and Cash Flow Targets, with the bonus opportunity increasing to 100% of his then-current annual base salary based on the achievement of certain stretch Adjusted EBITDA goals. While a definitive employment agreement has yet to be entered into between the Company and Mr. Crystal and the above terms have not been amended in writing, the actual compensation practices have varied from the above terms. For a description of the 2016 compensation of Mr. Crystal, please see the Section entitled “Compensation.”

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

Executive Stock Option Plan

In 1992, the Company adopted the Executive Stock Option Plan (the “ESOP”). Since its adoption, the ESOP has been amended on several occasions. The ESOP provides that the total number of common shares reserved for issuance thereunder is equal to 10% of the issued and outstanding common shares of the Company from time to time. The ESOP is considered to be an “evergreen” plan, because the number of common shares covered by options which have been exercised will be available for subsequent grants under the ESOP and the number of options available for grants increases as the number of issued and outstanding common shares of the Company increases. As such, under the rules of the TSX, a security-based arrangement such as the ESOP must, when initially put in place, receive shareholder approval at a duly-called meeting of shareholders and the unallocated options are subject to ratification by shareholders every three years thereafter. All unallocated options under the ESOP were ratified, confirmed and approved by shareholders at a special meeting of shareholders of the Company held on June 4, 2015.

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

The following is a description of certain features of the ESOP (for further details regarding the ESOP, please see Exhibit 4.1 to this Form 20-F):

(a)	options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;

(b)	options that are granted to directors who are not executives officers of the Corporation vest 25% on the date of grant, with another 25% vesting on each of the first three anniversaries of the date of the grant. Under the current amended plan, all other options granted vest as to one-third on each of the first, second and third anniversaries of the date of grant. Previously, the ESOP provided that such stock options granted, other than to directors who are not executives, vest 25% per year over four years;

(c)	the exercise price of the options is determined by the Board of Directors, but cannot be less than the “Market Value” of the common shares of the Company, defined in the ESOP as the closing price of the common shares on the TSX for the day immediately preceding the effective date of the grant; and

(d)	certain limitations exist on the number of options, common shares reserved for issuance, number of common shares issuable and the number of common shares issued to certain individuals over certain time periods.

As of December 31, 2016, there were options outstanding under the ESOP to purchase an aggregate of 1,061,250 common shares, representing 1.8% of the issued and outstanding common shares of the Company, and a total of 692,500 options exercisable. During 2016, no options were granted.

Year-End Unexercised Options and Option Values

The following table sets out for each of the Directors and members of senior management the total number of unexercised options held as of December 31, 2016 and the value of such unexercised options at that date.

Name	Number of unexercised options at fiscal year-end Exercisable / Unexercisable			Value of unexercised “in the money” options at fiscal year-end Exercisable / Unexercisable CDN$ (1)
Robert M. Beil	20,000	/	—	367,700	/	—
George J. Bunze	15,000	/	—	249,550	/	—
Frank Di Tomaso	—	/	—	—	/	—
Robert J. Foster	10,000	/	—	131,400	/	—
Jorge N. Quintas	2,500	/	—	32,850	/	—
James Pantelidis	10,000	/	—	131,400	/	—
Mary Pat Salomone	—	/	—	—	/	—
Melbourne F. Yull	20,000	/	—	367,700	/	—
Gregory A.C. Yull	278,750	/	146,250	3,621,975	/	1,880,925
Jeffrey Crystal	16,250	/	16,250	211,900	/	211,900
Douglas Nalette	53,750	/	28,750	697,987	/	369,488
Shawn Nelson	103,750	/	28,750	1,866,987	/	369,488
Joseph Tocci	60,000	/	22,500	911,300	/	290,550

(1)	The value of unexercised “in-the-money” options is calculated using the closing price of the common shares of IPG on the TSX on December 30, 2016 (CDN$25.18) less the respective exercise prices of the options).

2012 Stock Appreciation Rights Plan

The Board of Directors of the Company adopted the 2012 Stock Appreciation Rights Plan on June 20, 2012 in lieu of granting stock options in 2012. The purpose of the 2012 Stock Appreciation Rights Plan is to: (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain the key employees necessary for the Company’s long-term success. The 2012 Stock Appreciation Rights Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award stock appreciation rights (“SARs”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years. On February 3, 2016, the Board of Directors amended the SAR Plan by adding a provision that the base price of each SAR is confirmed in writing to the participant at the time of grant and once so confirmed, may not be changed and, on March 18, 2016, further amended the SARs Plan by adding a provision that once the expiry date of SARs is determined in the applicable agreement, such expiry date may not be extended. No SARs were granted in 2016.

The following table sets out for each of the Directors and members of senior management the total number of SARs held as of December 31, 2016 and the value of such unexercised SARs at that date.

Name	Number of unexercised SARs at fiscal year-end Exercisable / Unexercisable			Value of unexercised SARs at fiscal year-end Exercisable / Unexercisable CDN$ (1)
Robert M. Beil	10,000	/	—	176,200	/	—
George J. Bunze	10,000	/	—	176,200	/	—
Frank Di Tomaso	—	/	—	—	/	—
Robert J. Foster	10,000	/	—	176,200	/	—
James Pantelidis	30,000	/	—	528,600	/	—
Jorge N. Quintas	10,000	/	—	176,200	/	—
Mary Pat Salomone	—	/	—	—	/	—
Melbourne F. Yull	—	/	—	—	/	—
Gregory A.C. Yull	—	/	—	—	/	—
Jeffrey Crystal	—	/	—	—	/	—
Douglas Nalette	—	/	—	—	/	—
Shawn Nelson	—	/	—	—	/	—
Joseph Tocci	80,000	/	—	1,409,600	/	—

(1)	The value of unexercised SARs is calculated using the closing price of the common shares of IPG on the TSX on December 30, 2016 (CDN$25.18 less the base price of the SARs).

Performance Share Unit Plan

On April 22, 2014, the Board of Directors of the Company adopted the PSU Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to: (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company; (b) furnish an incentive to such participants to continue their services for the Company; and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements. Accelerated vesting is permitted in the event of change of control, as defined by the PSU Plan.

On May 9, 2016, the Board of Directors approved an amendment to the PSU Plan to provide the Company the option of settling PSUs in cash. As a result of the amendment, in the event of cash settlement, the cash payment would equal the number of shares that would otherwise have been issued or delivered to the participant, multiplied by the volume weighted average trading price of the shares on the TSX for the five consecutive trading days immediately preceding the day of payment. The Board had full discretion to determine the form of settlement of the PSUs and as of December 31, 2016, no such discretion had been used. As a result, the Company had no obligation to settle the PSUs in cash as of December 31, 2016, and the amendment to the PSU Plan had no impact on the treatment of the PSUs as equity-settled share-based payment transactions as of December 31, 2016.

Additionally, on the same date, the Board of Directors approved an amendment to the PSU Plan that allowed for accelerated vesting of PSUs in the event of death, disability or retirement of a participant. This amendment required the immediate recognition of expense associated with awards outstanding for certain retirement-eligible participants, the impact of which was $0.4 million for the year ended December 31, 2016, and was included in earnings in selling, general and administrative expense.

PSUs are expensed straight-line over their vesting period. The fair value of the PSU is based on the close price for the common shares of the Company on the TSX on the date of the grant adjusted for market-based performance conditions. The PSUs are earned over a three-year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0 to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return ranking versus a specified peer group of companies.

On February 17, 2017, the Board of Directors approved amendments to the PSU Plan to provide for only cash settlement of PSU awards. As a result of the amendment, prospectively and until award settlement, the Company will remeasure the fair value of the awards at each reporting period end date and present the cash-settled awards as a liability within other liabilities and not in contributed surplus in the consolidated balance sheets. Changes in the fair value of the liability will be reflected in SG&A.

PSU Grants During the Most Recently Completed Fiscal Year

The following table sets out the details of all PSU grants to the members of senior management during the fiscal year ended December 31, 2016.

Name	PSU Awards granted	% of total PSU awards granted in financial year	Market value on date of grant CDN$	Expiration date
Gregory A.C. Yull	77,970	19%	$17.58	12/30/2019
	30,161	7%	$25.36	12/30/2019
Jeffrey Crystal	27,363	6%	$17.58	12/30/2019
Douglas Nalette	14,485	3%	$17.58	12/30/2019
Shawn Nelson	14,485	3%	$17.58	12/30/2019
Joseph Tocci	13,158	3%	$17.58	12/30/2019

Year-End Vested and Unvested PSU Shares and Values

The following table sets out for each of the members of senior management the total number of vested and unvested PSU shares held as of December 31, 2016 and the value of such vested and unvested shares at that date.

Name	Number of PSUs at fiscal year-end			Equivalent number of common stock shares at fiscal year-end(1)			Value of shares CDN$(2)
	Vested		Unvested	Vested		Unvested	Vested		Unvested
Gregory A.C. Yull	—		221,091	—		331,636	—		8,350,593
Jeffrey Crystal	—		64,913	—		97,370	—		2,451,764
Douglas Nalette	25,000	(3)	14,485	37,500	(3)	21,728	944,250	(3)	547,098
Shawn Nelson	—		39,485	—		59,228	—		1,491,348
Joseph Tocci	—		31,168	—		46,752	—		1,177,215

(1)	The equivalent number of common stock shares earned is based on the Corporation’s level of attainment of the performance objective measured at December 30, 2016. Based on the December 30, 2016 TSR ranking, equivalent common shares are 150% of PSU’s granted.
(2)	The value of vested and unvested shares is calculated using the closing price of the common shares of IPG on the TSX on December 30, 2016 (CDN$25.18).
(3)	Accelerated vesting as a result of meeting retirement eligibility as defined by the PSU Plan.

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

On February 17, 2017, the Board of Directors approved amendments to the DSU Plan to provide for only cash settlement of DSU awards. As a result of the amendment, prospectively and until award settlement, the Company will remeasure the fair value of the awards on amendment date and at each reporting period end date and present the cash-settled awards as a liability within other liabilities and not in contributed surplus in the consolidated balance sheets. Changes in the fair value of the liability will be reflected in SG&A.

DSU Grants During the Most Recently Completed Fiscal Year

The following table sets out the details for the fiscal year ended December 31, 2016 of all DSU grants to Directors, including DSUs elected in lieu of cash by the Directors for semi-annual Director fees. Amounts presented do not include DSUs elected in lieu of cash for semi-annual fees earned that were not granted as of December 31, 2016.

Name	DSU Awards granted	% of total DSU awards granted in financial year	Market value on date of grant CDN$	Expiration date
Robert M. Beil	808	2%	$18.59	n/a
	4,999	9%	$22.83	n/a
George J. Bunze	3,843	7%	$18.59	n/a
	7,373	14%	$22.83	n/a
Frank Di Tomaso	4,276	8%	$22.83	n/a
Robert J. Foster	2,011	4%	$18.59	n/a
	5,926	11%	$22.83	n/a
James Pantelidis	4,276	8%	$22.83	n/a
Jorge N. Quintas	1,436	3%	$18.59	n/a
	5,549	11%	$22.83	n/a
Mary Pat Salomone	2,000	4%	$18.78	n/a
	4,276	8%	$22.83	n/a
Melbourne F. Yull	1,616	3%	$18.59	n/a
	4,276	8%	$22.83	n/a

Year-End Unsettled DSU Shares and Values

The following table sets out for each of the Directors the total number of unsettled DSU shares held as of December 31, 2016 and the value of such unsettled shares at that date.

Name	Number of unsettled shares at fiscal year-end(1)	Value of unsettled shares CDN$(1)(2)
Robert M. Beil	14,556	366,520
George J. Bunze	23,248	585,385
Frank Di Tomaso	10,276	258,750
Robert J. Foster	20,081	505,640
James Pantelidis	10,276	258,750
Jorge N. Quintas	17,579	442,639
Mary Pat Salomone	6,276	158,030
Melbourne F. Yull	16,956	426,952

(1)	Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 30, 2016.
(2)	The value of unvested shares is calculated using the closing price of the common shares of IPG on the TSX on December 30, 2016 (CDN$25.18).

The following table sets out for each of the Directors the total number of DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2016.

Name	Number of DSUs not yet granted at 12/31/16 (1)	Fees Earned for which DSUs were elected in lieu of cash CDN$
Robert M. Beil	859	21,529
George J. Bunze	3,014	75,517
Frank Di Tomaso	—	—
Robert J. Foster	1,850	46,370
James Pantelidis	—	—
Jorge N. Quintas	1,507	37,759
Mary Pat Salomone	—	—
Melbourne F. Yull	—	—

(1)	Estimated DSUs to be granted in lieu of cash for semi-annual directors’ fee earned based on five-day volume weighted average of the closing price of the common shares of IPG on the TSX on December 30, 2016 (CDN$25.05).

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

Term

The Company has nine Directors. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on June 7, 2017, at which time the current term of each Director will expire.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is appointed by the Board and is currently composed of four directors, Robert M. Beil (Chairman), Robert J. Foster, Jorge N. Quintas and Mary Pat Salomone, none of whom is or has been at any previous time an employee of the Company or any of its subsidiaries. Each of the Human Resources and Compensation Committee members is independent as that term is defined by the TSX and Sarbanes-Oxley Act.

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

Ms. Salomone graduated from Baldwin Wallace College with a Masters of Business Administration and from Youngstown State University with a Bachelor of Engineering in Civil Engineering. Ms. Salomone is a Director of TransCanada Corporation and TransCanada Pipelines Limited since 2013 where she serves on the Human Resources Committee and the Health, Safety and Environment Committee. Ms. Salomone is also a Director of Herc Holdings, Inc (equipment rental company) since 2016. She is the chairperson of the Compensation Committee, as well as a member of the Nominating and Governance Committee at Herc Holdings. Ms. Salomone was the Senior Vice President and Chief Operating Officer of The Babcock & Wilcox Company (“B&W”) (power generation company) from January 2010 to June 2013. Ms. Salomone serves as a trustee of the Youngstown State University Foundation.

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

Mr. Di Tomaso graduated from Concordia University with a Bachelor of Commerce in Accounting and is a Chartered Professional Accountant, a Fellow CPA, FCA and an ICD.D. Mr. Di Tomaso has over 45 years of experience in accounting and auditing. Mr. Di Tomaso was a Partner and Advisory Partner from 1981 until 2012 and served as Director and Member of the Management Committee from 2000 to 2009, of Raymond Chabot Grant Thornton, and previously served as a Director and Chair of the Audit Committee at Yorbeau Resources, Inc. Mr. Di Tomaso currently serves as Director and Chair of the Audit Committee of ADF Group Inc., and Birks Group Inc. He is also a Director of National Bank Trust, National Bank Life Assurance Company and Laurentian Pilotage Authority.

For Mr. Foster’s professional experience, please see above under “Human Resources and Compensation Committee.”

Mr. Pantelidis graduated from McGill University with a Bachelor of Science degree and a Master of Business Administration. Mr. Pantelidis has over 30 years of experience in the petroleum industry. Mr. Pantelidis is Chairman of the Board of Parkland Fuel Corporation and has served as a director of Parkland Fuel Corporation since 1999. Mr. Pantelidis is Chairman and Director of EnerCare Inc. since 2002. Mr. Pantelidis served on the Board of each of RONA Inc. (Chairman of the Human Resources) from 2004 to 2016 and Industrial Alliance Insurance and Financial Services Inc. (Chairman of the Investment Committee and member of Human Resources and Compensation Committee) from 2002 to 2016. From 2002 to 2006, Mr. Pantelidis was on the board of FisherCast Global Corporation and served as Chairman and Chief Executive Officer from 2004 to 2006. From 2002 to 2004, Mr. Pantelidis was President of J.P. & Associates, a strategic consulting group. Between 1999 and 2001, Mr. Pantelidis served as Chairman and Chief Executive Officer for the Bata International Organization.

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

As of December 31, 2016, the Company had 2,218 total employees; 384 in Canada, 1,487 in the US, 80 in Portugal, 8 in the rest of Europe, 4 in Mexico, and 255 in India. As of December 31, 2016, 433 held either sales-related, administrative, information technology or research and development positions and 1,785 were employed in operations. Approximately 151 hourly employees at the Company’s Marysville plant are unionized and subject to a collective bargaining agreement which expires on April 30, 2018. Approximately 203 hourly employees at the Company’s Menasha plant are unionized and subject to a collective bargaining agreement that expires on July 31, 2018. Approximately 114 hourly employees at the Company’s Carbondale plant are unionized and subject to a collective bargaining agreement that expires on March 4, 2021. Approximately 17 hourly employees at the Company’s Delta, British Columbia plant are unionized and subject to a collective bargaining agreement that is scheduled to expire on March 31, 2019. Other than the strike at its Brantford, Ontario plant, which was closed in the second quarter of 2011, the Company has never experienced a work stoppage and it considers its employee relations to be satisfactory. The Company does not employ a significant number of temporary employees.

As of December 31, 2015, the Company had 1,970 total employees; 382 in Canada, 1,517 in the US, 61 in Portugal, and 4 in Mexico and 6 in the rest of Europe. As of December 31, 2015, 424 held either sales-related, administrative, information technology or research and development positions and 1,546 were employed in operations. As of December 31, 2014, the Company had 1,896 total employees; 369 in Canada, 1,446 in the US, 67 in Portugal, and 7 in Mexico and 7 in the rest of Europe. As of December 31, 2014, 2014, 387 held either sales-related, administrative, information technology or research and development positions and 1,509 were employed in operations.

E.	SHARE OWNERSHIP

The following table sets out for each of the Directors and members of senior management the number of shares of the Company owned or controlled by each, as of March 9, 2017.

Name	Number of Shares Owned	% of Shares Outstanding
Robert M. Beil	46,493	0.08%
George J. Bunze	53,371	0.09%
Frank Di Tomaso	10,000	0.02%
Robert J. Foster	56,100	0.09%
James Pantelidis	10,000	0.02%
Jorge N. Quintas	48,008	0.08%
Mary Pat Salomone	—	—
Melbourne F. Yull	1,835,829	3.11%
Gregory A.C. Yull	702,214	1.19%
Jeffrey Crystal	5,092	0.01%
Douglas Nalette	141,142	0.24%
Shawn Nelson	143,136	0.24%
Joseph Tocci	63,252	0.11%

Directors who are not executive officers of the Company are required to own a minimum of 10,000 shares within five years of joining the Board of Directors in order to remain eligible for future grants of DSUs. On February 3, 2016, the Board determined that DSUs will be included in determining whether the minimum share ownership requirements have been satisfied, on the basis that each DSU is equivalent to one common share for purposes of such determination. As of March 9, 2017, all of the eight directors who are not executive officers of the Company are in compliance with the share ownership requirement with the exception of Mary Pat Salomone, who was appointed to the Board of Directors on November 30, 2015 and has until November 30, 2020 to satisfy the minimum share ownership requirement.

The Board of Directors has determined that the Company’s minimum share ownership requirement shall apply to the CEO, CFO and all the Company’s other NEOs as identified in the Company’s management information circular. The three NEOs are currently Douglas Nalette, Shawn Nelson and Joseph Tocci. The Board of Directors has further determined that, for the CEO, the minimum share ownership requirement is shares having a value equal to at least two times his annual salary, and for the CFO and the three other NEOs, the minimum share ownership requirement is shares having a value equal to at least one time their respective annual salaries, with such share ownership requirement to be satisfied not later than five years from the later of May 11, 2015 and the date of hiring of the executive.

The Board of Directors has also adopted a policy of “once met always met” and a review process every three years. Specifically, if an executive satisfies the minimum share ownership requirement, he or she will continue to satisfy the minimum requirement notwithstanding a subsequent decrease in the value of shares held due to market conditions. Further, the Human Resources and Compensation Committee will review every three years whether an executive will be required to purchase additional shares to satisfy the minimum share ownership requirement, including as a result of an increase in compensation. If the Human Resources and Compensation Committee determines that an additional purchase of shares is required, the executive will have one year in which to do so.

As of March 9, 2017, the CEO and the NEOs, other than the CFO, are in compliance with the minimum share ownership requirement while the CFO has until May 11, 2020 to comply.

As of March 9, 2017, the Directors and senior management owned an aggregate of 3,114,637 common shares of the Company, being 5.3% of the issued and outstanding common shares of the Company. The common shares held by the Directors and senior management do not have different voting rights from those held by the other shareholders of the Company.

Please see the heading “Executive Stock Option Plan” above in this section for a description of the Company’s Amended Executive Stock Option Plan.

The following table sets forth all vested and unvested outstanding options granted to the Company’s Directors and senior management through March 9, 2017:

Name	Number of options outstanding	Exercise price of options CDN$	Expiration date of options
Robert M. Beil	10,000 10,000	1.55 12.04	6/7/2017 6/5/2019
George J. Bunze	5,000 10,000	1.55 12.04	6/7/2017 6/5/2019
Frank Di Tomaso	—	—	n/a
Robert J. Foster	10,000	12.04	6/5/2019
James Pantelidis	10,000	12.04	6/5/2019
Jorge N. Quintas	2,500	12.04	6/5/2019
Mary Pat Salomone	—	—	n/a
Melbourne F. Yull	10,000 10,000	1.55 12.04	6/7/2017 6/5/2019
Gregory A.C. Yull	265,000 160,000	12.04 12.55	6/5/2023 3/17/2024
Jeffrey Crystal	32,500	12.14	5/13/2020
Douglas Nalette	50,000 32,500	12.04 12.55	6/5/2019 3/17/2020
Shawn Nelson	50,000 50,000 32,500	1.80 12.04 12.55	6/27/2017 6/5/2019 3/17/2020
Joseph Tocci	12,500 50,000 20,000	1.80 12.04 12.55	6/27/2017 6/5/2019 3/17/2020

Item 7:	Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS

As of March 9, 2017, to the knowledge of the Company, the following are the only persons who beneficially own, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company (“Major Shareholders”). Also provided below is a three-year history of their stock ownership:

Name and place of residence	# / % 12/31/2016	# / % 12/31/2015	# / % 12/31/2014
FMR, LLC Boston, Massachusetts	4,734,907(1) / 8.02%	8,193,799 / 13.97	6,675,400 / 11.05
Fiera Capital Corporation Montreal, Quebec	3,399,616(2) / 5.59%	1,720,401 / 2.93%	1,400,000 / 2.32%

(1)	Based on report dated February 13, 2017 filed by FMR LLC with the SEC.
(2)	Based on Nasdaq Global Intelligence report as of February 2017.

The Major Shareholders of the Company do not have any voting rights that differ from the other shareholders of the Company.

As of December 31, 2016, the number of record holders is as follows: 11,497 in Canada, 868 in the United States and 243 elsewhere. Of the 59,060,335 common shares issued and outstanding on December 31, 2016, such record holders hold 23,624,134 shares in the United States, 31,301,978 shares in Canada and 4,134,223 shares elsewhere, equaling 40%, 53% and 7%, respectively.

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal person. There are no arrangements known to the Company that could result at a subsequent date in a change of control of the Company.

B.	RELATED PARTY TRANSACTIONS

To the knowledge of the Company, for the period from the beginning of 2016, none of its directors or officers or any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to the Company’s shares, any associate or affiliate of any such person, or any close member of any such person’s family, has any material interest in any transaction since the beginning of the last completed financial year or in any proposed transactions that has materially affected or will materially affect the Company or any of its affiliates.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not Applicable.

Item 8:	Financial Information

IPG’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards.

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

The Consolidated Financial Statements of IPG for the years ended December 31, 2016, 2015, and 2014 include the following:

•	Management’s Responsibility for Financial Statements

•	Management’s Report on Internal Control over Financial Reporting

•	Independent Auditor’s Report of Registered Public Accounting Firm

•	Independent Auditor’s Report of Registered Public Accounting Firm on Internal Control over Financial Reporting

•	Consolidated Financial Statements

•	Consolidated Earnings

•	Consolidated Comprehensive Income

•	Consolidated Changes in Equity

•	Consolidated Cash Flows

•	Consolidated Balance Sheets

•	Notes to Consolidated Financial Statements

Legal or Arbitration Proceedings

On July 3, 2014, the Company was informed of a complaint filed on June 27, 2014 by its former Chief Financial Officer with the Occupational Safety and Health Administration of the US Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company aggressively contested the allegations and, it believes, demonstrated that the former Chief Financial Officer’s assertions were without merit.

In a letter dated July 16, 2015, OSHA informed the Company that the former Chief Financial Officer had withdrawn his OSHA complaint in order to file a complaint against the Company in U.S. federal district court. The withdrawal occurred prior to any determination by OSHA regarding the complaint.

On November 5, 2015, the former Chief Financial Officer filed a lawsuit in the United States District Court for the Middle District of Florida. The lawsuit was premised on essentially the same facts and made essentially the same allegations as asserted in his OSHA complaint; the lawsuit sought unspecified damages and a trial by jury. On October 20, 2016, the Company and the former Chief Financial Officer agreed to a settlement of the outstanding litigation. Pursuant to the terms of the confidential settlement agreement, the Company paid $1.9 million for full and complete settlement of all matters between the parties with respect to the litigation.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually, or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of December 31, 2016.

Dividends

The Board of Directors of the Company adopted a Dividend Policy on August 14, 2012 providing for semi-annual dividend payments. On August 14, 2013, the Board of Directors modified the Company’s dividend policy to provide for quarterly dividend payments. On July 7, 2014, the Board of Directors further modified the Company’s dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per common share. On August 12, 2015, the Board of Directors of the Company amended the quarterly dividend policy to increase the annualized dividend from $0.48 to $0.52 per share. On August 10, 2016, the Board of Directors amended the Company’s the dividend policy by increasing the annualized dividend by 7.7% from $0.52 to $0.56 per share. So long as the payments do not result in a violation of the Company’s covenants with its lenders, and subject to the provisions of the Canada Business Corporations Act relating to the declaration and payment of dividends, there are no other restrictions that would prevent the Company from paying dividends. The following table sets forth the dividends paid as of December 31, 2016:

	Date Declared	Record Date	Date Paid	Amount per Share
Dividends per Share
	2/6/2014	3/19/2014	3/31/2014	USD $0.08
	5/7/2014	6/17/2014	6/30/2014	USD $0.08
	8/5/2014	9/15/2014	9/30/2014	USD $0.12
	11/4/2014	12/15/2014	12/31/2014	USD $0.12
	3/9/2015	3/19/2015	3/31/2015	USD $0.12
	5/11/2015	6/15/2015	6/30/2015	USD $0.12
	8/12/2015	9/15/2015	9/30/2015	USD $0.13
	11/11/2015	12/15/2015	12/31/2015	USD $0.13
	3/9/2016	3/21/2016	3/31/2016	USD $0.13
	5/9/2016	6/15/2016	6/30/2016	USD $0.13
	8/10/2016	9/15/2016	9/30/2016	USD $0.14
	11/10/2016	12/15/2016	12/30/2016	USD $0.14

The Company has determined it is appropriate to declare its dividend in US dollars because most of its cash flows are in US dollars. The Company has paid no other dividend in the past three years other than as set forth above. For details regarding the Company’s covenants with its lenders please refer to the Credit Facility Agreement, as amended, filed as Exhibit 4.6 to this Form 20-F.

B.	SIGNIFICANT CHANGES

On February 17, 2017, the Board of Directors approved amendments to the PSU Plan and DSU Plan to provide for only cash settlement of PSU and DSU awards, respectively. As a result of the amendments, prospectively and until award settlement, the Company will remeasure the fair value of the awards at each reporting period end date and present the cash-settled awards as a liability within other liabilities and not in contributed surplus in the consolidated balance sheets. Changes in the fair value of the liability will be reflected in SG&A.

No other significant changes have occurred since the date of the annual financial statements.

Item 9:	The Offer and Listing

A.	OFFER AND LISTING DETAILS

The following table sets forth the reporting of the high and low prices for IPG shares on the TSX for the periods indicated. Also set forth below are the high and low prices for IPG shares on OTC Pink Marketplace.

Year	Period	Toronto Stock Exchange (CDN$)		OTC Pink Marketplace
		High	Low	High	Low
2011	Annual	3.39	1.02	3.30	1.04
2012	Annual	9.07	3.12	9.17	3.08
2013	Annual	15.62	7.96	15.20	8.09
2014	Annual	19.95	11.12	17.36	10.10
2015	Annual	20.51	13.67	16.65	10.30
2016	Annual	25.74	15.46	19.25	11.19

2014	First Quarter	14.05	11.12	13.23	10.10
	Second Quarter	13.21	11.50	11.96	10.73
	Third Quarter	16.37	11.84	14.82	11.24
	Fourth Quarter	19.95	14.53	17.36	12.89

2015	First Quarter	20.51	16.74	16.41	13.43
	Second Quarter	20.31	16.21	16.65	13.60
	Third Quarter	20.21	13.67	15.58	10.30
	Fourth Quarter	19.01	13.96	14.19	10.82

2016	First Quarter	18.96	15.46	14.53	11.19
	Second Quarter	21.75	18.09	16.68	13.97
	Third Quarter	23.72	20.06	17.99	15.35
	Fourth Quarter	25.74	20.51	19.25	15.25

2016	September	23.72	21.67	17.99	16.61
	October	23.60	21.53	17.50	16.23
	November	24.84	20.51	18.30	15.25
	December	25.74	23.22	19.25	17.19

2017	January	25.06	23.50	18.57	18.00
	February	24.91	21.68	19.11	16.43

IPG has authorized an unlimited number of voting common shares without par value. The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares. As of December 31, 2016, there were 58,667,535 issued and outstanding common shares and no issued and outstanding preferred shares of the Company.

B.	PLAN OF DISTRIBUTION

Not Applicable.

C.	MARKETS

The Company’s common shares are traded on the TSX under the symbol “ITP.” The Company’s common shares are traded in the US on the OTC Pink Marketplace.

D.	SELLING SHAREHOLDERS

Not Applicable.

E.	DILUTION

Not Applicable.

F.	EXPENSES OF THE ISSUE

Not Applicable.

Item 10:	Additional Information

A.	SHARE CAPITAL

Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

1.    The business of IPG was established when Intertape Systems Inc., a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal. The Company was incorporated under the Canada Business Corporations Act (the “Act”) on December 22, 1989 under the name “171695 Canada Inc.” On October 8, 1991, the Company filed a Certificate of Amendment changing its name to “Intertape Polymer Group Inc.” A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company was amalgamated with EBAC Holdings Inc.

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

The directors may, by resolution or by-law, delegate the above listed powers to such officers or directors of the Company as set out in such resolution or by-law.

Section 13 of the By-laws allows the Board of Directors to determine the remuneration paid to directors and such remuneration shall be in addition to the salary paid to any officer of the Company who is also a member of the Board of Directors (in the Board’s discretion, it does not currently pay any director remuneration to Gregory A.C. Yull in addition to the compensation paid to him as an officer of the Company). The Directors may also by resolution award special remuneration to any Director undertaking any special services on the Company’s behalf other than the routine work ordinarily required of a Director by the Company. The confirmation of any such resolution or resolutions by the shareholders is not required.

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

6.    The Articles of Amalgamation of IPG do not contain limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s shares.

7.    The Articles of Amalgamation and the Bylaws contain no provision that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

C.	MATERIAL CONTRACTS

The following is a description of the material contracts the Company was a party to during the last two fiscal years ended December 31, 2016, regardless of when they were initially entered into by the Company, either directly or through one of its subsidiaries, and that are not in the ordinary course of IPG’s business:

•	an Amended Executive Stock Option Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Executive Stock Option Plan, see Exhibit 4.1 to this Form 20-F.

•	an Amended Stock Appreciation Rights Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Stock Appreciation Rights Plan, as amended, see Exhibit 4.2 to this Form 20-F.

•	an Amended Deferred Share Unit Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Deferred Shared Unit Plan, see Exhibit 4.3 to this Form 20-F.

•	an Amended Performance Share Unit Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Performance Shared Unit Plan, see Exhibit 4.4 to this Form 20-F.

•	an Equipment Finance Agreement dated August 14, 2012 in the amount of up to $24.0 million (which was later increased to $25.7 million as of March 26, 2014) for qualifying US capital expenditures during the period May 2012 through March 31, 2014. The Equipment Finance Agreement allowed for periodic scheduling of amounts with each schedule having a term of sixty months and a fixed interest rate for leases scheduled prior to March 31, 2014. For a copy of the Equipment Finance Agreement, see Exhibit 4.5 to this Form 20-F. The Company has entered into the five schedules as listed below.

Date Entered	Amount	Interest Rate	Payments	Last Payment due
September 27, 2012	$2.7 million	2.74%	$48,577	October 1, 2017
December 28, 2012	$2.6 million	2.74%	$46,258	January 1, 2018
June 28, 2013	$2.2 million	2.90%	$39,329	July 1, 2018
December 31, 2013	$14.7 million	2.90%	$263,450	January 1, 2019
April 1, 2014	$3.5 million	2.95%	$62,263	April 1, 2019

•	a Revolving Credit Facility Agreement dated November 18, 2014 (and since amended on August 2, 2016, September 2, 2016 and January 26, 2017), among IPG and certain of its subsidiaries, the Lenders referred to therein, Wells Fargo Bank, National Association as Administrative Agent, Swingline Lender and Issuing Lender, Bank of America, N.A. as Syndication Agent, and Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint Lead Arrangers and Joint Bookrunners. The Revolving Credit Facility Agreement provides for a five-year $300 million Revolving Credit Facility. The Revolving Credit Facility replaced the ABL. The Revolving Credit Facility Agreement includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of this facility (subject to the Revolving Credit Facility Agreement’s terms and lender approval) if needed. The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR for US dollar loans and CDOR for Canadian dollar loans plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (150 basis points as of December 31, 2016, 150 basis points as of December 31, 2015 and 125 basis points on December 31, 2014). The Revolving Credit Facility Agreement includes certain financial covenant obligations. The amount of capital expenditures in any fiscal year is limited to $100 million (prior to the January 2017 amendment, this limit was $50 million and any portion of the allowable $50 million not expended in the year could have been carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter). The consolidated total leverage ratio may not exceed 3.25 to 1.00 (subject to increase to 3.75 to 1.00 for the first four quarters following an acquisition with a price not less than $50 million), and the consolidated debt service coverage ratio may not be less than 1.50 to 1.00. The consolidated total leverage ratio compares consolidated total indebtedness to consolidated EBITDA (as defined in the Revolving Credit Facility Agreement). The consolidated debt service coverage ratio compares consolidated EBITDA (less certain taxes and dividends), to the sum of consolidated interest expense plus scheduled principal payments. The Revolving Credit Facility Agreement also includes certain other affirmative and negative covenants, subject to certain exceptions and limitations, including restrictions on indebtedness, liens, investments, and distributions. Reference is made to the Revolving Credit Facility Agreement for more detailed information regarding specific covenants, defined terms and conditions. For a copy of the Revolving Credit Facility Agreement, see Exhibit 4.6 to this Form 20-F.

•	the Rights Plan dated December 14, 2015 with CST Trust Company. The purpose of the Shareholder Rights Plan is to provide IPG’s Board of Directors with additional time, in the event of an unsolicited takeover bid, to develop and propose alternatives to the bid and negotiate with the bidder, as well as to ensure equal treatment of shareholders in the context of an acquisition of control made other than by way of an offer to all shareholders, and lessen the pressure on shareholders to tender a bid.

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

Under the policies of the TSX, the Rights Plan was required to be ratified by the shareholders of the Corporation at a meeting held within six months following the adoption of the Rights Plan, failing which the Rights Plan would have been required to be immediately cancelled and any rights issued thereunder would have been immediately redeemed or cancelled. On June 9, 2016, shareholders approved a resolution ratifying and approving the Rights Plan.

At or prior to the annual meeting of shareholders of the Corporation in the year 2019, the Board of Directors shall submit a resolution ratifying the continued existence of the Rights Plan to the shareholders for their consideration and, if thought desirable, approval.

For a copy of the Rights Plan, see Exhibit 2.1 to this Form 20-F.

A copy of each of the foregoing contracts, except as otherwise noted, are available as Exhibits to this Form 20-F.

D.	EXCHANGE CONTROLS

As of the date hereof, there are no governmental laws, decrees or regulations in Canada on the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of IPG’s common stock, except as described under Item 10E “Taxation” below.

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

Certain transactions relating to IPG’s common stock would be exempt from the Investment Canada Act, unless they are found to be potentially injurious to Canada’s national security by the Minister responsible, including:

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

Material Canadian Federal Income Tax Consequences

The following general summary describes the principal Canadian federal income tax consequences applicable to a holder of the Company’s common stock who is a resident of the United States, who is not, will not be and will not be deemed to

62be a resident of Canada for purposes of the Income Tax Act (Canada) (the “Income Tax Act”) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common stock in the capital of the Company in connection with carrying on a business in Canada (a “non-resident holder”). This summary applies only to non-resident holders who hold their IPG common stock as capital property. This summary does not apply to non-resident holders who are financial institutions (within the meaning of the Income Tax Act) or insurers.

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

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of IPG’s common stock, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of the Company’s common stock is made. Accordingly, holders and prospective holders of the Company’s common stock should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of IPG’s common stock in their particular circumstances.

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

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of the Company unless such share is (or is deemed to be) “taxable Canadian property” (as defined in the Income Tax Act) of the non-resident holder. As long as they are listed on a designated stock exchange (which includes the TSX) at the time they are disposed of, IPG’s common stock generally will not be considered taxable Canadian property of a non-resident holder unless at any time during the 60-month period immediately preceding the disposition of the stock: (i) the non-resident holder, persons with whom the non-resident holder does not deal at arm’s length or the non-resident holder together with such non-arm’s length persons owned, or had an interest in an option in respect of, 25% or more of the issued stock of any class or series of the Company’s capital stock; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Income Tax Act), timber resource properties (as defined in the Income Tax Act), or an option, an interest or right in such property.

Material United States Federal Income Tax Consequences

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

Distribution on Common Shares of the Company

US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions equal to the US dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s federal income tax liability or, alternatively, may be deducted in computing the US Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation. Section 1411 of the Internal Revenue Code imposes a 3.8% Medicare surtax on net investment income of certain individuals, estates and trusts. In general, income with respect to Company distributions will be considered investment income for purposes of the surtax.

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

Disposition of Common Shares of the Company

A US Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between: (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder’s tax basis in the common shares of the Company. Preferential tax rates apply to long-term capital gains of US Holders who are individuals, estates or trusts. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Section 1411 of the Internal Revenue Code imposes a 3.8% Medicare surtax on net investment income of certain individuals, estates and trusts. In general, capital gain or loss recognized upon the sale of common shares of the Company will be considered investment income for purposes of the surtax.

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

A US Holder who makes a valid election to treat the Company as a Qualified Electing Fund (“QEF”) will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his pro rata share of the Company’s (i) ”net capital gain” (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the US Holder and (ii) ”ordinary earnings” (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the US Holder, in each case, for the shareholder’s taxable year in which (or with which) the Company’s taxable year ends, regardless of whether such amounts are actually distributed.

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

F.	DIVIDENDS AND PAYING AGENTS

Not Applicable.

G.	STATEMENT BY EXPERTS

Not Applicable.

H.	DOCUMENTS ON DISPLAY

The documents referred to in this Form 20-F may be viewed at the Company’s office located at 100 Paramount Drive, Suite 300, Sarasota, Florida 34232.

I.	SUBSIDIARY INFORMATION

Not Applicable.

Item 11:	Quantitative and Qualitative Disclosures About Market Risk

Information for this Item is set forth in Note 22 to the 2016 audited Consolidated Financial Statements under Item 18.

Item 12:	Description of Securities Other than Equity Securities

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

None.

PART II

Item 13:	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15:	Controls and Procedures

(a)    Disclosure Controls and Procedures. IPG maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) designed to ensure not only that information required to be disclosed in its reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, but also that information required to be disclosed by the Company is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2016. They concluded based on such evaluation that the Company’s disclosure controls and procedures were effective.

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 based on the criteria established in 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016 based on those criteria.

(c)    Attestation Report of Raymond Chabot Grant Thornton LLP. The Company’s independent auditors, Raymond Chabot Grant Thornton LLP, audited the annual consolidated financial statements included in this annual report and audited the Company’s internal control over financial reporting as of December 31, 2016 and included in the Consolidated Financial Statements referenced in Item 18 of this Form 20-F its report on the Company’s internal control over financial reporting.

(d)    Changes in Internal Control Over Financial Reporting. There have been no changes in the Company’s internal control over financial reporting that occurred during 2016 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16:	[RESERVED]

Item 16A:	Audit Committee Financial Expert

The Board of Directors of IPG has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Frank Di Tomaso, having over 45 years of experience in accounting and auditing, and having the attributes set forth in Paragraph 16A(b) of the General Instructions to Form 20-F, has been determined to be an audit committee financial expert. Further, Mr. Di Tomaso is “independent” as that term is defined by the TSX and Sarbanes-Oxley Act.

Item 16B:	Code of Ethics

IPG has adopted a code of ethics entitled “Intertape Polymer Group Inc. Code of Business Conduct and Ethics”, which is applicable to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and all persons performing similar functions. A copy of the Company’s Code of Business Conduct and Ethics has been posted on the Company’s website at http://www.itape.com under “Investor Relations”, “Corporate Governance”, “Governance Documents”. Any amendments to, or waiver from, any provision of the Code of Business Conduct and Ethics will be posted on the Company’s website at the above address within 5 business days following the date of such amendment or waiver and such information will remain available on the Company’s website for at least a 12-month period.

Item 16C:	Principal Accountant Fees and Services

The following table sets forth the fees billed (in Canadian dollars) for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Accountants, the Company’s independent auditors, for the fiscal years ended December 31, 2016, and December 31, 2015:

	2016 $	2015 $
Audit Fees	687,000	790,500
Audit-Related Fees	113,000	59,000
Tax Fees	61,409	257,620
All Other Fees	—	—

Total Fees	861,409	1,107,120

(a) Audit Fees. Audit fees were for professional services rendered for the integrated audit of IPG’s consolidated financial statements and internal control over financial reporting, assisting its Audit Committee in discharging its responsibilities for the review of the Company’s interim unaudited consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as consent letters and assistance and review of documents filed with the SEC and Canadian securities regulatory authorities.

(b) Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of IPG’s consolidated interim unaudited financial statements and are not reported under the caption “Audit Fees” above. These services included consultations concerning financial accounting and reporting standards.

(c) Tax Fees. Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation of the Canadian subsidiaries’ income tax returns, assistance with questions regarding tax audits from the various taxation authorities in Canada and tax planning relating to common forms of domestic and international taxation.

(d) All Other Fees. All other fees are defined as services provided other than the audit fees, audit-related fees and tax fees described above. No such fees have been billed in the last two years.

(e) IPG’s Audit Committee charter provides for the required pre-approvals of services to be rendered by the external auditors. The pre-approval process takes place annually and is presented by the Company’s internal accountants and the external auditors for planned activity including audit, tax and non-audit services and includes reasonable detail with respect to the services covered. The pre-approval of all non-audit services allows the Committee to consider the effect of such services on the independence of the external auditor. Any such services that may arise in addition to the pre-approved plan must be presented separately to the Committee for pre-approval. The charter states that this responsibility cannot be delegated to management of the Corporation in any way whatsoever.

Item 16D:	Exemptions from the Listing Standards for Audit Committee

Not Applicable.

Item 16E:	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Period (1)	(a) Total number of subordinate voting shares purchased (*)	(b) Average price paid per subordinate voting share	(c) Total number of subordinate voting shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of subordinate voting shares that may yet be purchased under the plans or programs
January 1, 2016 – January 31, 2016	—	—	—	2,479,900
February 1, 2016 – February 28, 2016	147,200	15.77	147,200	2,332,700
March 1, 2016 – March 31, 2016	—	—	—	2,332,700
April 1, 2016– April 30, 2016	—	—	—	2,332,700
May 1, 2016 – May 31, 2016	—	—	—	2,332,700
June 1, 2016 – June 30, 2016	—	—	—	2,332,000
July 1, 2016 – July 31, 2016	—	—	—	4,000,000
August 1, 2016 – August 31, 2016	—	—	—	4,000,000
September 1, 2016 – September 30, 2016	—	—	—	4,000,000
October 1, 2016 – October 31, 2016	—	—	—	4,000,000
November 1, 2016 – November 30, 2016	—	—	—	4,000,000
December 1, 2016 – December 31, 2016	—	—	—	4,000,000
	147,200	15.77	147,200	4,000,000

1)	On July 10, 2015, the Company entered into an NCIB which entitled the Company to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. On November 11, 2015, this NCIB was amended to increase the total shares available for repurchase to 4,000,000 common shares. This NCIB, which was scheduled to expire on July 9, 2016, was renewed for a twelve-month period starting July 14, 2016. This renewed NCIB expires on July 13, 2017. As of December 31, 2016, the Company has repurchased 147,200 common shares at an average price of CDN$15.77 per share, including commissions, for a total purchase price of $1.7 million.

Item 16F:	Change in Registrant’s Certifying Accountant

None.

Item 16G:	Corporate Governance

Not Applicable.

Item 16H:	Mine Safety Disclosure

Not Applicable.

PART III

Item 17:	Financial Statements

Not Applicable.

Item 18:	Financial Statements

The Consolidated Financial Statements required under Item 18 of this Form 20-F are attached hereto as Exhibit “A”.

Item 19:	Exhibits

The Consolidated Financial Statements and the following exhibits are filed as part of this Annual Report on Form 20-F and are incorporated herein by reference.

A.	Consolidated Financial Statements

•	Management’s Responsibility for Financial Statements

•	Management’s Report on Internal Control over Financial Reporting

•	Independent Auditor’s Report of Registered Public Accounting Firm

•	Independent Auditor’s Report of Registered Public Accounting Firm on Internal Control over Financial Reporting

•	Consolidated Financial Statements as at December 31, 2014, 2015 and 2016

•	Consolidated Earnings

•	Consolidated Comprehensive Income

•	Consolidated Changes in Equity

•	Consolidated Cash Flows

•	Consolidated Balance Sheets

•	Notes to Consolidated Financial Statements

B.	Exhibits:

1.1	Articles of Amalgamation as amended incorporated herein by reference to Exhibit 3.3 to S-4 filed October 26, 2004, File No. 333-119982-26.

1.2	General By-law 2003-1 incorporated herein by reference to Exhibit 3.4 to S-4 filed October 26, 2004, File No. 333-119982-26.

1.3	By-Law 2015-1, filed under 6-K on December 1, 2015, Film No. 151262916.

2.1	Shareholder Rights Plan Agreement with CST Trust Company, dated December 14, 2015, and ratified and approved by Shareholders on June 9, 2016, filed under 6-K on December 14, 2015, Film No. 151286632.

4.1	Amended Executive Stock Option Plan incorporated herein by reference to S-8 filed November 7, 2012, File No. 333-184797. Executive Stock Option Plan (as amended and consolidated to June 11, 2014) filed under 6-K on June 18, 2014, Film No. 14928713.

4.2	Stock Appreciation Rights Plan, as amended, filed under 20-F on March 31, 2016, Film No. 161541654.

4.3	Deferred Share Unit Plan, as amended on February 17, 2017, filed under S-8 on June 9, 2016, Film No. 161705637.

4.4	Amended Performance Share Unit Plan, as amended on February 17, 2017, filed under S-8 on June 6, 2016, Film No. 14928649. Performance Share Unit Plan filed under 6-K, on June 18, 2014, Film No. 14928673.

4.5	Equipment Finance Agreement filed under 6-K on September 5, 2012, Film No. 121073380.

4.6	Credit Facility Agreement filed under 6-K on November 18, 2014, Film No. 141232715. First Amendment filed under 6-K on August 2, 2016, Film No. 161798989, Second Amendment to Credit Agreement filed under 6-K on September 7, 2016, Film No. 161872241, and Third Amendment to Credit Agreement filed under 6-K on February 3, 2017, Film No. 17571201.

8.1	A list of all of IPG’s significant subsidiaries is set forth in Item 4C of this Form 20-F.

10.1	During 2016, IPG was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR. IPG’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which IPG’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

13.1	Certification of the Chief Executive Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

13.2	Certification of the Chief Financial Officer required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d-14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350).

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Human Resources and Compensation Committee Charter, as amended.

15.3	Audit Committee Charter, as amended.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Intertape Polymer Group Inc.

By:	/s/ Gregory A.C. Yull
Gregory A.C. Yull, Chief Executive Officer

Dated March 29, 2017

Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31, 2016, 2015 and 2014

Management’s Responsibility for Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. (the “Company”) and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.

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

The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on June 9 2016, to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Its reports indicating the scope of its audits and its opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Jeffrey Crystal

Jeffrey Crystal

Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 8, 2017

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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2016 based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2016 based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2016 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Jeffrey Crystal

Jeffrey Crystal

Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 8, 2017

Independent Auditor’s Report of

Registered Public Accounting Firm

To the Shareholders of

Intertape Polymer Group Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intertape Polymer Group Inc. which comprise the consolidated balance sheets as at December 31, 2016 and 2015 and the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2016, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intertape Polymer Group Inc. as at December 31, 2016 and 2015, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2016 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matters

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2016, based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2017, expressed an unqualified opinion on Intertape Polymer Group Inc.’s internal control over financial reporting.

Montreal, Canada March 8, 2017

[1]	CPA auditor, CA, public accountancy permit No. A121855

Independent Auditor’s Report of

Registered Public Accounting Firm on

Internal Control over Financial Reporting

To the Shareholders of

Intertape Polymer Group Inc.

We have audited Intertape Polymer Group Inc.‘s internal control over financial reporting as at December 31, 2016, based on criteria established in “2013 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

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

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2016 based on criteria established in “2013 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016 and our report dated March 8, 2017 expressed an unqualified opinion thereon.

Montreal, Canada March 8, 2017

[1]	CPA auditor, CA, public accountancy permit No. A121855

Intertape Polymer Group Inc.

Consolidated Earnings

Years ended December 31, 2016, 2015 and 2014

(In thousands of US dollars, except per share amounts)

	2016	2015	2014
	$	$	$
Revenue	808,801	781,907	812,732
Cost of sales	617,314	613,895	649,099

Gross profit	191,487	168,012	163,633

Selling, general and administrative expenses	102,580	84,072	85,955
Research expenses	10,790	9,459	7,873

	113,370	93,531	93,828

Operating profit before manufacturing facility closures, restructuring and other related charges	78,117	74,481	69,805
Manufacturing facility closures, restructuring and other related charges (Note 4)	2,408	3,666	4,927

Operating profit	75,709	70,815	64,878
Finance costs (income) (Note 3)
Interest	4,398	3,553	4,631
Other expense (income), net	605	(393)	1,528

	5,003	3,160	6,159
Earnings before income tax expense	70,706	67,655	58,719
Income tax expense (Note 5)
Current	8,757	8,185	3,665
Deferred	10,812	2,798	19,238

	19,569	10,983	22,903
Net earnings	51,137	56,672	35,816

Net earnings attributable to:
Company shareholders	51,120	56,672	35,816
Non-controlling interest	17	—	—

	51,137	56,672	35,816

Earnings per share attributable to Company shareholders (Note 6)
Basic	0.87	0.95	0.59
Diluted	0.85	0.93	0.58

The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Years ended December 31, 2016, 2015 and 2014

(In thousands of US dollars)

	2016	2015	2014
	$	$	$
Net earnings	51,137	56,672	35,816

Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of the deferred tax expense (benefit) of $83 in 2016, ($166) in 2015 and nil 2014) (Note 22)	136	(272)	—
Change in cumulative translation adjustments	789	(12,294)	(7,343)

Items that will be reclassified subsequently to net earnings	925	(12,566)	(7,343)

Remeasurement of defined benefit liability (net of income tax (expense) benefit of $(66), ($964) in 2015 and $3,183 in 2014) (Note 18)	201	1,586	(5,023)

Items that will not be reclassified subsequently to net earnings	201	1,586	(5,023)

Other comprehensive income (loss)	1,126	(10,980)	(12,366)

Comprehensive income for the period	52,263	45,692	23,450

Comprehensive income (loss) for the period attributable to:
Company shareholders	52,353	45,692	23,450
Non-controlling interest	(90)	—	—

	52,263	45,692	23,450

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Equity

Year ended December 31, 2014

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Equity attributable to Company shareholders and total equity
		$	$	$	$	$
Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

Transactions with owners
Exercise of stock options (Note 16)	256,677	843				843
Change in excess tax benefit on exercised stock awards (Note 5)		732	(732)			—
Change in excess tax benefit on outstanding stock awards (Note 5)			2,535			2,535
Share-based compensation expense (Note 16)			2,482			2,482
Share-based compensation expense credited to capital on options exercised (Note 16)		289	(289)			—
Repurchases of common stock (Note 16)	(597,500)	(3,225)			(4,597)	(7,822)
Dividends on common shares (Note 16)					(24,416)	(24,416)

	(340,823)	(1,361)	3,996		(29,013)	(26,378)

Net earnings					35,816	35,816

Other comprehensive loss
Remeasurement of defined benefit liability (net of income tax benefit of $3,183) (Note 18)					(5,023)	(5,023)
Changes to cumulative translation adjustments				(7,343)		(7,343)

				(7,343)	(5,023)	(12,366)

Comprehensive income for the period				(7,343)	30,793	23,450

Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	(146,720)	227,500

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Equity

Year ended December 31, 2015

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Equity attributable to Company shareholders and total equity
		$	$	$	$	$	$	$
Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	—	(8,113)	(146,720)	227,500

Transactions with owners
Exercise of stock options (Note 16)	712,500	1,559						1,559
Change in excess tax benefit on exercised stock awards (Note 5)		2,088	(2,088)					—
Change in excess tax benefit on outstanding stock awards (Note 5)			(1,502)					(1,502)
Share-based compensation expense (Note 16)			3,359					3,359
Share-based compensation expense credited to capital on options exercised (Note 16)		746	(746)					—
Deferred Share Units settlement, net of required minimum tax withholding (Note 16)	6,397	65	(218)					(153)
Repurchases of common shares (Note 16)	(2,487,188)	(14,973)					(15,011)	(29,984)
Dividends on common shares (Note 16)							(29,743)	(29,743)

	(1,768,291)	(10,515)	(1,195)				(44,754)	(56,464)

Net earnings							56,672	56,672
Other comprehensive loss
Change in fair value of interest rate swap agreements designated as a cash flow hedges (net of deferred income tax benefit of $166) (Note 22)					(272)	(272)		(272)
Remeasurement of defined benefit liability (net of income tax expense of $964) (Note 18)							1,586	1,586
Change in cumulative translation adjustments				(12,294)		(12,294)		(12,294)

				(12,294)	(272)	(12,566)	1,586	(10,980)

Comprehensive income for the period				(12,294)	(272)	(12,566)	58,258	45,692

Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Equity

Year ended December 31, 2016

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Total equity attributable to Company shareholders	Non- controlling interest	Total equity
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728	—	216,728

Transactions with owners
Exercise of stock options (Note 16)	540,000	1,452						1,452		1,452
Change in excess tax benefit on exercised stock awards (Note 5)		2,693	(2,693)					—		—
Change in excess tax benefit on outstanding stock awards (Note 5)			4,302					4,302		4,302
Share-based compensation expense (Note 16)			5,273					5,273		5,273
Share-based compensation expense credited to capital on options exercised (Note 16)		595	(595)					—		—
Repurchases of common shares (Note 16)	(147,200)	(862)					(835)	(1,697)		(1,697)
Dividends on common shares (Note 16)							(31,694)	(31,694)		(31,694)

	392,800	3,878	6,287				(32,529)	(22,364)		(22,364)

Net earnings							51,120	51,120	17	51,137
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (net of the deferred income tax expense of $83) (Note 22)					136	136		136		136
Remeasurement of defined benefit liability (net of income tax expense of $66) (Note 18)							201	201		201
Change in cumulative translation adjustments				896		896		896	(107)	789

				896	136	1,032	201	1,233	(107)	1,126

Comprehensive income for the period				896	136	1,032	51,321	52,353	(90)	52,263

Recognition of non-controlling interest put option liability (Note 15)							(10,181)	(10,181)		(10,181)
Non-controlling interest arising from the Powerband Acquisition (Note 17)									6,497	6,497

Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)	236,536	6,407	242,943

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2016, 2015 and 2014

(In thousands of US dollars)

	2016	2015	2014
	$	$	$
OPERATING ACTIVITIES
Net earnings	51,137	56,672	35,816
Adjustments to net earnings
Depreciation and amortization	30,978	30,880	26,169
Income tax expense	19,569	10,983	22,903
Interest expense	4,398	3,553	4,631
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	5,204	4,620	284
Impairment of inventories	1,997	760	465
Share-based compensation expense	8,201	3,249	6,185
Pension, post-retirement and other long-term employee benefits	2,913	2,654	4,495
(Gain) loss on foreign exchange	(510)	(1,308)	548
Impairment (reversals of impairment) of assets	226	(5,796)	139
Other adjustments for non cash items	50	(488)	85
Income taxes paid, net	(7,193)	(5,209)	(4,329)
Contributions to defined benefit plans	(1,268)	(1,877)	(2,196)

Cash flows from operating activities before changes in working capital items	115,702	98,693	95,195

Changes in working capital items
Trade receivables	(8,920)	4,605	(4,258)
Inventories	(4,074)	(6,105)	(5,151)
Parts and supplies	(1,053)	(1,747)	(490)
Other current assets	451	5,700	(919)
Accounts payable and accrued liabilities	5,304	3,090	1,746
Provisions	725	(1,968)	787

	(7,567)	3,575	(8,285)

Cash flows from operating activities	108,135	102,268	86,910

INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(41,855)	(26,234)	—
Purchases of property, plant and equipment	(49,972)	(34,301)	(40,616)
Proceeds from disposals of property, plant and equipment	70	1,355	4,178
Other investing activities	(92)	(50)	(376)

Cash flows from investing activities	(91,849)	(59,230)	(36,814)

FINANCING ACTIVITIES
Proceeds from borrowings	180,604	191,279	294,022
Repayment of borrowings	(155,630)	(160,473)	(300,643)
Interest paid	(4,739)	(3,740)	(3,755)
Proceeds from exercise of stock options	1,452	1,559	843
Repurchases of common shares	(1,697)	(30,018)	(7,826)
Dividends paid	(31,365)	(29,695)	(24,249)
Other financing activities	(160)	(150)	(2,113)

Cash flows from financing activities	(11,535)	(31,238)	(43,721)

Net increase in cash	4,751	11,800	6,375
Effect of foreign exchange differences on cash	(1,410)	(2,527)	(533)
Cash, beginning of year	17,615	8,342	2,500

Cash, end of year	20,956	17,615	8,342

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	December 31, 2016	December 31, 2015
	$	$
ASSETS

Current assets
Cash	20,956	17,615
Trade receivables	90,122	78,517
Inventories (Note 7)	103,470	100,551
Parts and supplies	16,368	15,265
Other current assets (Note 8)	11,321	8,699

	242,237	220,647
Property, plant and equipment (Note 9)	233,478	198,085
Goodwill (Note 17)	30,841	7,476
Intangible assets (Note 11)	34,050	12,568
Deferred tax assets (Note 5)	36,611	45,308
Other assets (Note 10)	3,380	3,178

Total assets	580,597	487,262

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	100,216	82,226
Provisions, current (Note 15)	3,851	2,209
Borrowings, current (Note 13)	7,604	5,702

	111,671	90,137
Borrowings, non-current (Note 13)	172,221	147,134
Pension, post-retirement and other long-term employee benefits (Note 18)	30,832	29,292
Deferred tax liabilities (Note 5)	9,332	—
Provisions, non-current (Note 14)	2,040	2,942
Other liabilities (Note 15)	11,558	1,029

	337,654	270,534

EQUITY

Capital stock (Note 16)	351,203	347,325
Contributed surplus (Note 16)	29,585	23,298
Deficit	(124,605)	(133,216)
Accumulated other comprehensive loss	(19,647)	(20,679)

Total equity attributable to Company shareholders	236,536	216,728
Non-controlling interest (Note 17)	6,407	—

Total equity	242,943	216,728

Total liabilities and equity	580,597	487,262

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2016

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

The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 - ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2016 and 2015, as well as its consolidated earnings, consolidated comprehensive income, consolidated cash flows, and consolidated changes in equity for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 8, 2017.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at revalued amounts or fair values at the end of each reporting period and the Company’s pension plans, post-retirement plans and other long-term employee benefit plans, as explained in the accounting policies below.

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all of its subsidiaries. The Parent Company controls a subsidiary if it is exposed, or has rights, to variable return, from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. With the exception of Powerband Industries Private Limited (“Powerband”), at the reporting date, the subsidiaries are all, directly or indirectly, 100% owned by the Parent Company.

Powerband has a fiscal year end of March 31 due to local legislation. However, for consolidation purposes, the financial information for Powerband is presented as of the same date as the Parent Company. All other subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Parent Company.

All intercompany balances and transactions have been eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities.

Details of the Parent Company’s subsidiaries as of December 31, 2016 are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held
Intertape Polymer Corp.	Manufacturing	United States	100%
IPG (US) Holdings Inc.	Holding	United States	100%
IPG (US) Inc.	Holding	United States	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%
Intertape Polymer Europe GmbH	Distribution	Germany	100%
IPG Luxembourg Finance S.à r.l	Financing	Luxembourg	100%
Intertape Woven Products, S.A. de C.V.	Non-operating	Mexico	100%
Intertape Woven Products Services, S.A. de C.V.	Non-operating	Mexico	100%
Spuntech Fabrics, Inc.	Holding	Canada	100%
Better Packages, Inc.	Manufacturing	United States	100%
BP Acquisition Corporation	Holding	United States	100%
RJM Manufacturing, LLC			100%
(d/b/a TaraTape)	Manufacturing	United States	100%
IPG Mauritius Ltd	Holding	Mauritius	100%
IPG Mauritius II Ltd	Holding	Mauritius	100%
IPG Mauritius Holding Company Ltd	Holding	Mauritius	100%
Powerband Industries Private Limited	Manufacturing	India	74%

Business Acquisitions

The Company applies the acquisition method of accounting for business acquisitions. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Company. Acquisition costs are expensed as incurred. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Refer to Note 17 for more information regarding business acquisitions.

Foreign Currency Translation

Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, Canadian dollar, Indian rupee and Euro.

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

Group companies

Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at each month-end’s average exchange rate. The resulting translation adjustments are charged or credited to OCI and recognized in the cumulative translation adjustment account within accumulated other comprehensive income (loss) in equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in earnings as part of the gain or loss on sale.

Foreign exchange gains or losses recognized in earnings are presented in cost of sales and finance costs.

Segment Reporting

The Company operates as a single segment.

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

Pension, post-retirement and other long-term employee benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 18 for more information regarding the assumptions related to the pension, post-retirement and other long-term employee benefit plans.

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

Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 for information regarding inventories and write-downs of inventories.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends, past experience and credit insurance coverage. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience, practices and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 22 for more information regarding the allowance for doubtful accounts and the related credit risks.

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

Provisions of the Company include environmental and restoration obligations, litigation and termination benefits and other provisions. Refer to Note 14 for more information regarding provisions.

Share-based payments

The estimation of share-based payment fair value and expense requires the selection of an appropriate pricing model.

The model used by the Company for the Executive Stock Option Plan (“ESOP”) and Stock Appreciation Rights Plan (“SAR Plan”) is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.

The model used by the Company for the Performance Share Unit Plan (“PSU Plan”) is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own common shares as well as those of a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards.

Refer to Note 16 for more information regarding share-based payments.

Business acquisitions

Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 17 for more information regarding business acquisitions.

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

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through earnings) are added or deducted from the fair value of the financial assets and financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through earnings are recognized immediately in earnings.

In subsequent periods, the measurement of financial instruments depends on their classification. The classification of the Company’s financial instruments is presented in the following table:

Category	Financial instruments

Financial assets measured at amortized cost	Cash
Trade receivables
Supplier rebates and other receivables (1)

Financial liabilities measured at amortized cost	Accounts payable and accrued liabilities (2)
Borrowings (3)

Financial liabilities measured at fair value through earnings	Non-controlling interest put options

Derivative instruments in designated hedge accounting relationships	Interest rate swap agreements

(1)	Included in other current assets in the consolidated balance sheets

(2)	Excluding employee benefits

(3)	Excluding finance lease liabilities

Financial assets

Financial assets are classified and measured at amortized cost, less any impairment, if the purpose of the Company’s business model is to hold the financial assets for collecting cash flows and the contractual terms give rise to cash flows that are solely payments of principal and interest. Discounting is omitted where the effect of discounting is immaterial. The expense relating to the allowance for doubtful accounts is recognized in earnings in selling, general and administrative expenses.

All financial assets are subject to review for impairment at least at each reporting date. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that a financial asset or a group of financial assets is impaired could include:

•	significant financial difficulty of the issuer or counterparty;

•	default or delinquency in interest or principal payments;

•	it becomes probable that the borrower will enter bankruptcy or financial reorganization; or

•	the disappearance of an active market for that financial asset because of financial difficulties.

Evidence of impairment of trade receivables and other receivables is considered at both specific asset and collective levels taking into consideration customer creditworthiness, current economic trends, past experience and credit insurance coverage. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment by grouping together receivables with similar risk categories.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of the loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than those suggested by historical trends.

Financial liabilities

Financial liabilities are measured at amortized cost using the effective interest method except for financial liabilities at fair value through earnings. All interest related charges for financial liabilities measured at amortized costs are recognized in earnings in finance costs. Discounting is omitted where the effect of discounting is immaterial.

Non-controlling interest put options that are associated with the acquisition of Powerband are measured at fair value through earnings. Changes in the fair value of the non-controlling interest put options are recognized in earnings in finance costs.

Refer to Note 22 for more information regarding the fair value measurement and classification of these non-controlling interest put options.

Derivative instruments and hedging

The Company applies hedge accounting to arrangements that qualify and are designated for hedge accounting treatment. All derivative financial instruments used for hedge accounting are recognized initially at fair value and reported subsequently at fair value in the consolidated balance sheets. To the extent that the hedge is effective, changes in the fair value of the derivatives designated as hedging instruments in cash flow hedges are recognized in other comprehensive income and are included within the reserve for cash flow hedge in equity. Any ineffectiveness in the hedge relationship is recognized immediately in earnings.

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

The Company entered into interest rate swap agreements designated as cash flow hedges. Refer to Note 22 for more information regarding interest rate swap agreements.

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

Share-Based Compensation Expense

The Company has adopted an ESOP, a SAR Plan, a PSU Plan and a Deferred Share Unit Plan (“DSU Plan”).

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

Any consideration paid by participants on exercise of stock options is credited to capital stock together with any related share-based compensation expense originally recorded in contributed surplus. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense for stock options, this indicates that the tax deduction relates not only to remuneration expense but also to an equity item. In this situation, the Company recognizes the excess of the associated current or deferred tax to contributed surplus prior to an award being exercised, and any such amounts are transferred to capital stock upon exercise of the award.

For the SAR Plan, the expense is determined based on the fair value of the liability at the end of the reporting period. The expense is recognized over the vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings statement.

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

Refer to Note 16 for more information regarding share-based payments.

Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised, common shares repurchased under the normal course issuer bid (“NCIB”) and DSUs outstanding.

Diluted earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised, common shares repurchased under the NICB and DSUs outstanding and for the effects of all dilutive potential outstanding stock options and contingently issuable shares.

Dilutive potential outstanding stock options includes the total number of additional common shares that would have been issued by the Company assuming stock options with exercise prices below the average market price for the year were exercised and reduced by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

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

Inventories and Parts and Supplies

Raw materials, work in process and finished goods are measured at the lower of cost or net realizable value. Cost is assigned by using the first in, first out cost formula, and includes all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchases. The cost of work in process and finished goods includes the cost of raw materials, direct labour and a systematic allocation of fixed and variable production overhead incurred in converting materials into finished goods. The allocation of fixed production overheads to the cost of conversion is based on the normal capacity of the manufacturing facilities.

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

Depreciation is recognized using the straight-line method, over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	3 to 40
Manufacturing equipment and related major components	5 to 30
Computer equipment and software	3 to 15
Furniture, office equipment and other	3 to 10
Assets related to restoration provisions	Expected remaining term of the lease

The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed at each reporting date and adjusted if necessary.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date on which the asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, and the date on which the asset is derecognized.

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

Intangible Assets

The Company has a trademark and goodwill which are identifiable intangible assets for which the expected useful life is indefinite. The trademark represents the value of a brand name acquired in a business acquisition which management expects will provide benefit to the Company for an indefinite period. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business acquisitions. Intangible assets with indefinite useful lives that are acquired separately are carried at cost.

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

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method, over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6 to 15
Customer lists, license agreements and software	5
Patents and trademarks	5 to indefinite
Non-compete agreements	3 to 10

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

Borrowing Costs

Borrowing costs, directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, are capitalized as part of the cost of the asset. All other borrowing costs are recognized in earnings within interest in the period in which they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.

Impairment Testing of Intangible Assets, Goodwill and Property, Plant and Equipment

The Company assesses, at least at each reporting date, whether or not there is an indication that a CGU may be impaired. If such an indication exists, or when annual impairment testing is required for intangible assets, such as applications software not yet available for use and the trademark with an indefinite useful life, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a CGU which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Goodwill is allocated to those CGUs that are expected to benefit from synergies of related business acquisitions and represent the lowest level within the group at which management monitors goodwill.

The recoverable amount is the higher of its value in use and its fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from an asset or CGU. Fair value less costs to sell is the price that would be received to sell an asset or CGU in an orderly transaction between market participants, less the cost of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the corresponding property, plant and equipment or intangible asset. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets of the unit or group of units pro rata based on the carrying amount of each asset in the unit or group of units.

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

Goodwill is subject to impairment testing at least once a year, or more frequently if events or changes in circumstances indicate the carrying amount may be impaired. Goodwill is considered to be impaired when the carrying amount of the CGU or group of CGUs to which the goodwill has been allocated exceeds its fair value. An impairment loss, if any, would be recognized in the statement of earnings.

Provisions

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are measured at the present value of the expected expenditures to settle the obligation which, when the effect of the time value of money is material, is determined using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision during the period to reflect the passage of time is recognized in earnings as a finance cost.

A provision is recorded in connection with the estimated future costs to restore a leased property to its original condition at the inception of the lease agreement. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet under the captions provisions, and property, plant and equipment (machinery and equipment), respectively. The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the expected lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to depreciation and interest.

A provision is recorded in connection with environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future revenues. Provisions for liabilities related to anticipated remediation costs are recorded on a discounted basis, if the effects of discounting are material, when they are probable and reasonably estimable, and when a present obligation exists as a result of a past event. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.

A provision is recorded in connection with termination benefits at the earlier of the date on which the Company can no longer withdraw the offer of those benefits and the date on which the Company recognizes costs related to restructuring activities. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. If benefits are not expected to be settled wholly within 12 months of the end of the reporting period, they are presented on a discounted basis.

Pension, Post-Retirement and Other Long-term Employee Benefits

The Company has defined contribution plans, defined benefit pension plans, other post-retirement benefit plans, and other long-term employee benefit plans for certain of its employees in Canada and the US.

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

A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. For defined benefit pension plans, other post-retirement benefit plans and other long-term employee benefit plans, the benefits expense and the related obligations are actuarially determined on an annual basis by independent qualified actuaries using the projected unit credit method when the effects of discounting are significant. Past service costs are recognized as an expense in earnings immediately following the introduction of, or changes to, a pension plan. Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling, the effect of minimum funding requirements and the return on plan assets (excluding amounts included in net interest expense) are recognized immediately in OCI, net of income taxes, and in deficit.

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

Income Taxes

Income tax expense (benefit) comprises both current and deferred tax. Current and deferred tax is recognized in earnings except to the extent it relates to items recognized in OCI or directly in equity. When it relates to the latter items, the income tax is recognized in OCI or directly in equity, respectively.

Current tax is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries in which the Company operates and generates taxable income.

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

Equity

Capital stock represents the amount received on issuance of shares (less any issuance costs and net of taxes), share-based compensation expense credited to capital on stock options exercised and common shares repurchased equal to the carrying value. Contributed surplus includes amounts related to stock options, PSUs and DSUs until such equity instruments are exercised or settled, in which case the amounts are transferred to capital stock or reversed upon forfeiture if not vested. Foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different from the presentation currency are included in the cumulative translation adjustment account. Gains and losses on certain derivative financial instruments designated as hedging instruments are included in reserves for cash flow hedges until such time as the hedged forecasted cash flows affect earnings. Deficit includes all current and prior period earnings or losses, the excess of the purchase price paid over the carrying value of common share repurchases, dividends on common shares and remeasurement of defined benefit liability net of income tax expense (benefit).

Non-controlling interest

Non-controlling interest represents the equity in subsidiaries that are not attributable, directly or indirectly, to the Parent Company. A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest’s share in changes of the acquired subsidiary’s earnings and capital, as well as changes in foreign currency exchange rates where applicable. Effects of transactions with the non-controlling interest are recorded in equity if there is no change in control. The Company attributes total comprehensive income or loss of subsidiaries between the shareholders of the Parent Company and the non-controlling interest based on their respective ownership interests.

Share Repurchases

The purchase price of the common shares repurchased equal to its carrying value is recorded in capital stock in the consolidated balance sheet and in the statement of consolidated changes in equity. The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity as a share repurchase premium.

Dividends

Dividend distributions to the Company’s shareholders are recognized as a liability in the consolidated balance sheets if not paid in the period in which dividends are approved by the Company’s Board of Directors.

Standards Issued and Not Yet Effective but Adopted Early

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

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has performed a preliminary review of the new guidance as compared to its current accounting policies, and began a review of its sales contracts. Based on its initial evaluation, Management does not expect the new guidance to materially impact the Company’s consolidated financial statements. In 2017, Management plans to finalize its review and determine the method of adoption.

IFRS 9 (2014) - Financial Instruments was issued in July 2014 and differs in some regards from IFRS 9 (2013) which the Company adopted effective January 1, 2015. IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exemptions. Early adoption is permitted. Based on its initial evaluation, management does not expect the new guidance to materially impact the Company’s consolidated financial statements. In 2017, management plans to finalize its review and determine the method of adoption.

IFRS 16 - Leases which will replace IAS 17 - Leases was issued in January 2016. IFRS 16 eliminates the classification of an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all leases with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16 changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and option periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

The following table describes the charges incurred by the Company, which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2016:

	2016	2015	2014
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	161,661	149,472	140,098
Termination benefits (Note 15)	1,733	987	2,297
Stock-based compensation expense	8,201	3,249	6,185
Pension, post-retirement and other long-term employee benefit plans (Note 18):
Defined benefit plans	3,002	2,750	4,597
Defined contributions plans	4,631	4,016	3,606

	179,228	160,474	156,783

Finance costs - Interest
Interest on borrowings	4,770	3,737	3,763
Amortization of debt issue costs on borrowings	445	473	1,993
Interest capitalized to property, plant and equipment	(817)	(657)	(1,125)

	4,398	3,553	4,631

Finance costs - Other expense (income) , net Foreign exchange (gain) loss	(518)	(1,287)	541

Other costs, net	1,123	894	987

	605	(393)	1,528

Additional information
Depreciation of property, plant and equipment (Note 9)	29,402	29,857	25,498
Amortization of intangible assets (Note 11)	1,890	1,023	671
Impairment (reversal of impairment) of assets (Note 12)	7,062	(380)	525

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company, which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2016 under the caption manufacturing facility closures, restructuring and other related charges:

	2016
	TaraTape Closure	South Carolina Flood	Other projects	Total
	$	$	$	$
Impairment (reversal of impairment) of property, plant and equipment	2,528	620	(130)	3,018
Impairment of intangibles	379	—	—	379
Equipment relocation	—	—	711	711
Revaluation and impairment of inventories	725	695	—	1,420
Termination benefits and other labor related costs	1,071	64	630	1,765
Restoration and idle facility costs	1,008	2,656	123	3,787
Insurance proceeds	—	(9,793)	—	(9,793)
Professional fees	67	875	—	942
Other costs	179	—	—	179

	5,957	(4,883)	1,334	2,408

	2015			2014
	South Carolina Flood	Other projects	Total	South Carolina Project	Other projects	Total
	$	$	$	$	$	$
Impairment (reversal of impairment) of property, plant and equipment	923	64	987	(481)	226	(255)
Impairment (reversal of impairment)
of parts and supplies	11	(56)	(45)	—	77	77
Equipment relocation	—	190	190	2,062	462	2,524
Revaluation and impairment of inventories	3,614	110	3,724	42	54	96
Termination benefits and other labor related costs	88	1,294	1,382	1,559	271	1,830
Restoration and idle facility costs	1,465	218	1,683	—	632	632
Insurance proceeds	(5,000)	—	(5,000)	—	—	—
Professional fees	273	—	273	18	3	21
Other costs	157	315	472	—	2	2

	1,531	2,135	3,666	3,200	1,727	4,927

As part of its plan to realize operational synergies from the TaraTape acquisition completed in November 2015, the Company set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016 (“TaraTape Closure”). In order to accommodate the related production volume, the Company has leveraged production capacity, and will continue to do so, in both its Carbondale, Illinois and Danville, Virginia manufacturing facilities.

On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently. Losses incurred as a result of the South Carolina Flood include real and personal property damage, business interruption losses (including, but not limited to, lost sales and temporary alternative sourcing of the Company’s products), site clean-up and environmental remediation costs, and professional fee costs related to the insurance claim process. On October 19, 2016, the Company and its insurers reached a settlement for the outstanding property and business interruption claims in the amount of $30.0 million, subject to a $0.5 million deductible, covering substantially all of the claimed losses. As of December 31, 2016, the Company received a total of $29.5 million in insurance claim settlement proceeds of which $5.0 million was recorded in manufacturing facility closures, restructuring and other related charges (presented in the table above under insurance proceeds) in 2015 and $12.6 million and $9.8 million were recorded in cost of sales and manufacturing facility closures, restructuring and other related charges, respectively, in 2016. The remaining $2.1 million is included in accounts payable and accrued liabilities in the consolidated balance sheet as of December 31, 2016 and will be recognized as a benefit to gross profit in the first quarter of 2017.

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment (“South Carolina Project”). The incremental costs of relocating the Columbia, South Carolina manufacturing facility are included in the table above under Other projects for 2016 and 2015.

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky manufacturing facility (which was sold in December 2015), and consolidate its shrink film production from Truro, Nova Scotia to Tremonton, Utah, as well as other small restructuring initiatives. The majority of products produced in the Richmond, Kentucky facility were transferred to the Company’s Carbondale, Illinois facility. The incremental costs of the Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah and other small restructuring initiatives are set out in the table above under Other projects.

As of December 31, 2016, $3.7 million is included in provisions ($3.0 million in 2015) and $0.5 million in accounts payable and accrued liabilities ($1.6 million in 2015) for restructuring provisions. See Note 14 for more information on provisions.

5 - INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows for each of the years in the three-year period ended December 31, 2016:

	2016	2015	2014
	%	%	%
Combined Canadian federal and provincial income tax rate	29.5	29.5	28.5
Foreign earnings/losses taxed at higher income tax rates	6.6	5.8	9.7
Foreign earnings/losses taxed at lower income tax rates	(0.7)	(1.0)	(0.1)
Legal entity reorganization	—	(0.0)	5.6
Change in statutory rates	0.4	(1.6)	(0.2)
Prior period adjustments	0.0	(3.1)	0.1
Nondeductible expenses	0.7	0.7	1.7
Impact of other differences	(2.7)	(1.1)	(0.0)
Nontaxable dividend	(6.9)	(7.6)	(1.6)
Change in derecognition of deferred tax assets	0.8	(5.4)	(4.7)

Effective income tax rate	27.7	16.2	39.0

The major components of income tax expense (benefit) are outlined below for each of the years in the three-year period ended December 31, 2016:

	2016	2015	2014
	$	$	$
Current income tax expense	8,757	8,185	3,665

Deferred tax expense (benefit)
Derecognition (recognition) of US deferred tax assets	175	(113)	114
US temporary differences	10,818	7,794	19,411
Derecognition (recognition) of Canadian deferred tax assets	330	(3,847)	(2,872)
Canadian temporary differences	(352)	(1,095)	2,579
Temporary differences in other jurisdictions	(159)	59	6

Total deferred income tax expense	10,812	2,798	19,238

Total tax expense for the year	19,569	10,983	22,903

The amount of income taxes relating to components of other comprehensive income (loss) for each of the years in the three-year period ended December 31, 2016 are outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2016
Deferred tax expense on remeasurement of defined benefit liability	267	(66)	201
Deferred tax expense on change in fair value of interest rate swap agreements designated as cash flow hedges	219	(83)	136

	486	(149)	337

For the year ended December 31, 2015
Deferred tax expense on remeasurement of defined benefit liability	2,550	(964)	1,586
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	(438)	166	(272)

	2,112	(798)	1,314

For the year ended December 31, 2014
Deferred tax benefit on remeasurement of defined benefit liability	(10,703)	3,894	(6,809)
Deferred tax expense on funding requirement changes of defined benefit plans	2,497	(711)	1,786

	(8,206)	3,183	(5,023)

The amount of recognized deferred tax assets and liabilities are outlined below:

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2016
Tax credits, losses, carryforwards and other tax deductions	15,689	—	15,689
Property, plant and equipment	18,125	(30,078)	(11,953)
Pension and other post-retirement benefits	11,467	—	11,467
Stock-based payments	8,749	—	8,749
Accounts payable and accrued liabilities	6,893	—	6,893
Goodwill and other intangibles	3,658	(9,885)	(6,227)
Trade and other receivables	353	—	353
Inventories	2,871	—	2,871
Other	539	(1,102)	(563)

Deferred tax assets and liabilities	68,344	(41,065)	27,279

Presented in the consolidated balance sheets as:

December 31, 2016
$
Deferred tax assets	36,611
Deferred tax liabilities	(9,332)

27,279

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2015
Tax credits, losses, carryforwards and other tax deductions	20,319	—	20,319
Property, plant and equipment	16,801	(17,851)	(1,050)
Pension and other post-retirement benefits	10,838	—	10,838
Stock-based payments	6,409	—	6,409
Accounts payable and accrued liabilities	4,453	—	4,453
Goodwill and other intangibles	3,464	(2,118)	1,346
Trade and other receivables	1,698	—	1,698
Inventories	1,682	—	1,682
Other	583	(970)	(387)

Deferred tax assets and liabilities	66,247	(20,939)	45,308

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

As of December 31, 2016, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US and Canadian operating entities will be realized. Accordingly, the Company continues to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the deferred tax assets at the Canadian corporate holding entity (the “Entity”), management determined it is appropriate to maintain the same position for the year ended December 31, 2016 as taken for the year ended December 31, 2015 in that the majority of the Entity’s deferred tax assets should continue to be derecognized as of December 31, 2016. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

As of December 31, 2015, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized and, accordingly, continues to recognize the majority of its US deferred tax assets. Management also determined it is more likely than not that substantially all of the Company’s deferred tax assets in the Canadian operating entity will be realized based on available evidence such as the cumulative positive financial results for the prior three years, consistent utilization of deferred tax assets, consistent generation of taxable income, and positive financial projections.    Accordingly, the Company recognized the majority of its Canadian operating entity’s deferred tax assets, including $3.8 million that was previously derecognized. With respect to the Entity, management determined it appropriate to maintain the same position for the year ended December 31, 2015 as taken for the year ended December 31, 2014 in that the majority of the Entity’s deferred tax assets should continue to be derecognized as of December 31, 2015. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

The following tables outline the changes in the deferred tax assets and liabilities during the period:

	Balance January 1, 2015	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Business acquisitions	Balance December 31, 2015
	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	30,442	(10,123)	—	—	—	20,319
Property, plant and equipment	17,969	(1,168)	—	—	—	16,801
Pension and other post-retirement benefits	11,641	334	—	(1,137)	—	10,838
Stock-based payments	9,560	439	(3,590)	—	—	6,409
Accounts payable and accrued liabilities	3,937	472	—	—	44	4,453
Goodwill and other intangibles	4,896	(1,432)	—	—	—	3,464
Trade and other receivables	—	1,695	—	—	3	1,698
Inventories	1,501	157	—	—	24	1,682
Other	898	(485)	—	166	4	583

	80,844	(10,111)	(3,590)	(971)	75	66,247

Deferred tax liabilities
Property, plant and equipment	(19,792)	2,455	—	—	(514)	(17,851)
Other	(974)	4	—	—	—	(970)
Goodwill and other intangibles	—	645	—	—	(2,763)	(2,118)

	(20,766)	3,104	—	—	(3,277)	(20,939)

Deferred tax assets and liabilities	60,078	(7,007)	(3,590)	(971)	(3,202)	45,308

Impact due to foreign exchange rates		4,209	—	173

Total recognized		(2,798)	(3,590)	(798)

	Balance January 1, 2016	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Business acquisitions	Balance December 31, 2016
	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	20,319	(4,630)	—	—	—	15,689
Property, plant and equipment	16,801	1,324	—	—	—	18,125
Pension and other post-retirement benefits	10,838	707	—	(78)	—	11,467
Stock-based payments	6,409	731	1,609	—	—	8,749
Accounts payable and accrued liabilities	4,453	2,420	—	—	20	6,893
Goodwill and other intangibles	3,464	194	—	—	—	3,658
Trade and other receivables	1,698	(1,345)	—	—	—	353
Inventories	1,682	1,189	—	—	—	2,871
Other	583	39	—	(83)	—	539

	66,247	629	1,609	(161)	20	68,344
Deferred tax liabilities
Property, plant and equipment	(17,851)	(10,791)	—	—	(1,436)	(30,078)
Other	(970)	(132)	—	—	—	(1,102)
Goodwill and other intangibles	(2,118)	551	—	—	(8,318)	(9,885)

	(20,939)	(10,372)	—	—	(9,754)	(41,065)

Deferred tax assets and liabilities	45,308	(9,743)	1,609	(161)	(9,734)	27,279

Impact due to foreign exchange rates		(1,069)	—	12

Total recognized		(10,812)	1,609	(149)

Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2016	December 31, 2015
	$	$
Tax losses, carryforwards and other tax deductions	22,015	22,002

The following table presents the amounts and expiration dates relating to unused tax credits in Canada for which no deferred tax asset is recognized in the consolidated balance sheets as of December 31:

	2016	2015
	$	$
2018	633	612
2019	1,191	1,152
2020	526	508
2021	199	192
2022	453	438
2023	224	217
2024	211	204
2025	357	345
2026	273	264
2027	249	241
2028	290	280
2029	231	223
2030	210	203
2031	308	297
2032	185	179
2033	226	219
2034	200	194
2035	533	180
2036	257	—

Total tax credits derecognized	6,756	5,948

The following table presents the year of expiration of the Company’s operating losses carried forward in Canada as of December 31, 2016:

	DTA is recognized		DTA is not recognized
	Federal	Provincial	Federal	Provincial
	$	$	$	$
2029	—	—	880	880
2030	—	—	2,423	2,423
2031	2,792	2,791	1,527	1,527
2032	2,932	2,932	—	—

	5,724	5,723	4,830	4,830

In addition, the Company has (i) state losses of $118.6 million (with expiration dates ranging from 2018 to 2032) for which a tax benefit of $3.3 million has been recognized; (ii) state losses of $77.1 million (with expiration dates ranging from 2017 to 2028) for which a tax benefit of $2.7 million has not been recognized; and (iii) $15.0 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE

The weighted average number of common shares outstanding is as follows for the years ended:

	December 31, 2016	December 31, 2015	December 31, 2014
Basic	58,727,751	59,690,968	60,718,776
Effect of stock options	473,446	808,928	1,214,925
Effect of PSUs	1,168,030	610,737	127,222

Diluted	60,369,227	61,110,633	62,060,923

Additional items included or excluded in the diluted earnings per share calculations for the years ended:

	December 31, 2016	December 31, 2015	December 31, 2014
Stock options that were anti-dilutive and not included in diluted earnings per share calculations	—	—	32,500
The effect of PSUs included in diluted earnings per share calculations	892,077	498,040	152,500

7 - INVENTORIES

Inventory is composed of the following for the years ended:

	December 31, 2016	December 31, 2015
	$	$
Raw materials	28,099	27,570
Work in process	18,635	18,640
Finished goods	56,736	54,341

	103,470	100,551

The Company recorded impairments of inventories to net realizable value in the Company’s consolidated earnings during the years ended December 31, 2016 and 2015 as follows:

	2016	2015
	$	$
Recorded in manufacturing facility closures, restructuring and other related charges	1,420	3,724
Recorded in cost of sales	2,019	750

	3,439	4,474

There were no reversals of impairments of inventories to net realizable value in the Company’s consolidated earnings during the years ended December 31, 2016 and 2015. Refer to Note 12 for information regarding impairments of inventories.

	December 31, 2016	December 31, 2015	December 31, 2014
	$	$	$
The amount of inventories recognized in earnings as an expense during the period:	575,473	569,374	603,533

8 - OTHER CURRENT ASSETS

Other current assets are comprised of the following for the years ended:

	December 31, 2016	December 31, 2015
	$	$
Income taxes receivable and prepaid	2,647	1,374
Sales and other taxes receivable and credits	1,257	1,283
Prepaid expenses	5,260	4,449
Supplier rebates receivable	1,908	727
Other	249	866

	11,321	8,699

9 - PROPERTY, PLANT AND EQUIPMENT

The following tables outline the changes to property, plant and equipment during the period:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2014	3,464	86,969	499,853	59,739	2,565	52,231	704,821
Additions – separately acquired	—	—	—	—	—	33,600	33,600
Additions through business acquisitions	—	1,130	4,456	46	87	13	5,732
Assets placed into service	—	927	38,334	5,552	29	(44,842)	—
Disposals	—	(1,561)	(3,469)	(61)	(101)	—	(5,192)
Foreign exchange and other	(101)	(2,689)	(16,027)	(1,249)	71	(262)	(20,257)

Balance as of December 31, 2015	3,363	84,776	523,147	64,027	2,651	40,740	718,704
Accumulated depreciation and impairments
Balance as of December 31, 2014	695	56,553	402,080	55,245	2,102	—	516,675
Depreciation	—	4,159	23,271	2,308	119	—	29,857
Impairments	—	578	1,197	—	—	—	1,775
Impairment reversals	(86)	(807)	(5,690)	(1)	—	—	(6,584)
Disposals	—	(1,226)	(3,296)	(61)	(65)	—	(4,648)
Foreign exchange and other	—	(2,111)	(13,010)	(1,206)	(129)	—	(16,456)

Balance as of December 31, 2015	609	57,146	404,552	56,285	2,027	—	520,619

Net carrying amount as of December 31, 2015	2,754	27,630	118,595	7,742	624	40,740	198,085

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2015	3,363	84,776	523,147	64,027	2,651	40,740	718,704
Additions – separately acquired	—	—	—	—	—	58,679	58,679
Additions through business acquisitions	2,583	1,908	5,083	21	46	9	9,650
Assets placed into service	250	6,570	47,603	815	122	(55,360)	—
Disposals	—	(534)	(20,124)	(23,439)	(352)	—	(44,449)
Foreign exchange and other	(66)	225	1,608	219	—	(75)	1,911

Balance as of December 31, 2016	6,130	92,945	557,317	41,643	2,467	43,993	744,495
Accumulated depreciation and impairments
Balance as of December 31, 2015	609	57,146	404,552	56,285	2,027	—	520,619
Depreciation	—	4,209	22,802	2,235	156	—	29,402
Impairments	—	—	4,024	133	32	86	4,275
Impairment reversals	—	—	(1,031)	—	—	—	(1,031)
Disposals	—	(529)	(19,927)	(23,408)	(345)	—	(44,209)
Foreign exchange and other	—	246	1,504	215	(4)	—	1,961

Balance as of December 31, 2016	609	61,072	411,924	35,460	1,866	86	511,017

Net carrying amount as of December 31, 2016	5,521	31,873	145,393	6,183	601	43,907	233,478

During the year ended December 31, 2016 the loss on disposals amounted to $0.1 million ($0.8 million gain on disposals in 2015 and $0.1 million loss on disposals in 2014).

Included in property, plant and equipment are assets under finance leases with the following carrying amounts as follows for the years ended:

	December 31, 2016	December 31, 2015
	$	$
Buildings	2,429	2,898
Manufacturing equipment	20,995	22,623
Computer equipment and software	—	42

	23,424	25,563

Supplemental information regarding property, plant and equipment is as follows for the years ended:

	December 31, 2016	December 31, 2015
Interest capitalized to property, plant and equipment	$817	$657
Weighted average capitalization rates	2.64%	2.12%
Commitments to purchase machinery and equipment	$32,375	$20,877

10 - OTHER ASSETS

Other assets are comprised of the following for the years ended:

	December 31, 2016	December 31, 2015
	$	$
Cash surrender value of officers’ life insurance	339	316
Prepaid software licensing	1,172	1,232
Deposits	214	339
Corporate owned life insurance held in grantor trust	1,629	1,265
Other	26	26

	3,380	3,178

11 - INTANGIBLE ASSETS

The follow tables outline the changes in intangible assets during the period:

	Distribution rights	Customer contracts	License agreements	Customer Lists	Software	Patents/ Trademarks (1)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2014	3,122	1,200	1,151	811	1,526	—	—	7,810
Additions – separately acquired	—	—	—	—	174	—	—	174
Additions through business acquisitions	—	—	—	9,438	—	2,215	198	11,851
Disposals	—	—	(849)	—	—	—	—	(849)
Net foreign exchange differences	(515)	(199)	—	—	—	—	—	(714)

Balance as of December 31, 2015	2,607	1,001	302	10,249	1,700	2,215	198	18,272
Accumulated amortization and impairments
Balance as of December 31, 2014	3,033	1,177	910	554	555	—	—	6,229
Amortization	28	20	143	553	210	19	50	1,023
Disposals	—	—	(849)	—	—	—	—	(849)
Net foreign exchange differences	(500)	(199)	—	—	—	—	—	(699)

Balance as of December 31, 2015	2,561	998	204	1,107	765	19	50	5,704

Net carrying amount as of December 31, 2015	46	3	98	9,142	935	2,196	148	12,568

	Distribution rights	Customer contracts	License agreements	Customer Lists	Software	Patents/ Trademarks (1)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2015	2,607	1,001	302	10,249	1,700	2,215	198	18,272
Additions – separately acquired	—	—	—	—	83	—	—	83
Additions through business acquisitions		—	—	16,213	—	—	7,822	24,035
Net foreign exchange differences	90	36	—	(256)	—	1	(124)	(253)

Balance as of December 31, 2016	2,697	1,037	302	26,206	1,783	2,216	7,896	42,137
Accumulated amortization and impairments
Balance as of December 31, 2015	2,561	998	204	1,107	765	19	50	5,704
Amortization	29	4	6	1,189	251	120	291	1,890
Impairments	—	—	—	—	—	379	—	379
Net foreign exchange differences	88	35	—	—	—	(9)	—	114

Balance as of December 31, 2016	2,678	1,037	210	2,296	1,016	509	341	8,087

Net carrying amount as of December 31, 2016	19	—	92	23,910	767	1,707	7,555	34,050

(1)	Includes a trademark of $1.7 million not subject to amortization.

12 - IMPAIRMENT OF ASSETS

CGU Determination and Indicators of Impairment

In updating its determination of CGUs and applying any related indicators of impairment, the Company took into consideration the manufacturing facility closures and other related activities that have taken place in the course of the year; the expected costs, timeline, and future benefits expected from major capital expenditure projects; the impact of acquisitions; as well as changes in the interdependencies of cash flows among the Company’s manufacturing sites. As a result of this analysis, the Company determined there was a change in its CGUs in 2016, and that the Tapes and Films CGU is now comprised of the Company’s tape and film manufacturing locations in the United States, including Better Packages and TaraTape, as well as Powerband, the recently acquired manufacturing site located in Daman, India (see Note 17 for further discussion of acquisitions). The change occurred due to integration activities that occurred between Better Packages and TaraTape, and the Company’s legacy locations in the United States, as well as immediate synergies and cash flow interdependencies created by the Powerband Acquisition and the Company’s existing operations within the United States. The Company’s other CGUs, including Engineered Coated Products (which currently is comprised of its Canadian operations that produce these products) and Fibope (the Company’s operating site in Portugal) were not affected by these changes.

There were no indicators of impairment for the CGUs. Due to the changes in the asset base and expected future cash flows of the newly defined Tapes and Films CGU, however, the Company conducted an impairment test, as discussed further below, which resulted in no impairment being recognized. Unrelated to the impairment tests performed at the CGU level, there were impairments of certain individual assets as disclosed in the impairments table below which primarily relate to manufacturing facility closures, restructuring and other related charges. The Company also considers indicators for the reversal of prior impairment charges recorded, which is based on the recent and projected results of CGUs and specific asset groups that were previously impaired. For the year ended December 31, 2016, this analysis resulted in no impairment reversals.

Impairment Testing

All of the Company’s carrying amount of goodwill, intangible assets with indefinite useful lives and software not yet available for use as of December 31, 2016 relate to the Tapes and Films CGU. The Company performed the required annual impairment test for this CGU in the fourth quarter of 2016 as discussed above. The impairment test for the CGU was determined based on value in use. The key assumptions used in each discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required for the CGU is outlined in the table below. Reasonably possible changes in the key assumptions below would not be expected to cause the carrying amount of the CGU to exceed its recoverable amount, in which case an impairment would otherwise be recognized.

Details of the impairment tests performed are outlined below:

Carrying amount allocated to the CGU
Goodwill	$30,841
Intangible assets with indefinite useful lives	$1,700
Results of test performed as of December 31, 2016:
Recoverable amount	$848,632
Annual revenue growth rates (1)	8.6% in 2017, 2.5% thereafter
Discount rate (2)	10.0%
Cash flows beyond the five-year period have been extrapolated using a steady growth rate of (3)	2.5%
Income tax rate (4)	38.0%

Sensitivity analysis performed using reasonably possible changes in key assumptions above:

Revenue growth rates	8.6% in 2017, 0% thereafter
Discount rate	12.0%
Cash flows beyond the five-year period have been extrapolated using a steady growth rate of	1.0%
Income tax rate	43.0%

There was no impairment resulting from changing the individual assumptions above.

Revenue and other future assumptions used in this model were prepared in accordance with IAS 36 – Impairment of Assets and, as such, do not include the benefit from obtaining or the incremental costs to obtain growth initiatives or cost reduction programs that the Company may be planning but has not yet undertaken within its current asset base.

(1)	Annual revenue growth rates are for each year in the five-year period beginning in 2017, and are based on projections presented to management and the Board of Directors which assume that the Company’s revenue will grow consistent with United States gross domestic product projections, after taking into account a full year of benefit from the Powerband Acquisition in 2017 which causes the larger increase for that year. The revenue growth rates for the period are consistent with recent history of sales volumes within the CGU as well as the Company’s expectations for its sales to at least match gross domestic product growth.

(2)	The discount rate used is the estimated weighted average cost of capital for the CGU.

(3)	Cash flows beyond the five-year period have been extrapolated using a per annum growth rate which is at or below the projected long-term average growth rate for the CGU’s business.

(4)	The income tax rate represents an estimated statutory federal and state tax rate.

Impairments

Impairments (reversals of impairments) recognized during the years ended December 31, 2016 and 2015 are as follows:

	2016		2015
	Impairment recognized	Impairment reversed	Impairment recognized	Impairment reversed
	$	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Inventories	1,420	—	3,724	—
Parts and supplies	—	—	15	(60)
Property, plant and equipment
Buildings	—	—	578	—
Manufacturing equipment	4,017	(1,031)	1,156	(747)
Furniture, office equipment and other	32	—	—	—
Intangibles	379	—	—	—

	5,848	(1,031)	5,473	(807)

Cost of sales
Inventories	2,019	—	750	—
Property, plant and equipment
Land	—	—	—	(86)
Buildings	—	—	—	(807)
Manufacturing equipment	7	—	41	(4,944)
Computer equipment and software	133	—	—	—
Construction in progress	86	—	—	—

	2,245	—	791	(5,837)

Total	8,093	(1,031)	6,264	(6,644)

The assets impaired are substantially related to the manufacturing facility closures and the South Carolina Flood as discussed in Note 4. Also included are provisions primarily for slow-moving and obsolete inventory.

As of December 31, 2016, the net book value and recoverable amount of property, plant and equipment remaining following impairments related to the TaraTape Closure is $1.2 million. The net book value includes the effects of ongoing depreciation of the assets continuing to be used in production operations which ceased December 31, 2016. The fair value of the recoverable amount of the assets at the impairment dates were determined based on the Company’s plans and intent to transfer, use or any other value that could be attributed to the assets.

As of December 31, 2016 and 2015, the net book value and recoverable amount of property, plant and equipment remaining following impairments related to the South Carolina Flood was nil and $0.6 million, respectively. The net book value includes the effects of ongoing depreciation of the assets continuing to be used until their disposal, which is expected to be at the completion of the facility closure, restructuring initiative or final sale of the asset. The fair value of the recoverable amount of the assets at the impairment dates were determined using independent market appraisals by regional real-estate professionals; quoted market values or the Company’s plans and intent to transfer, use, sell or any other value that could be attributed to the assets; and estimated costs to repair the assets damaged by the South Carolina Flood.

The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell.

The impairment reversals recorded in 2015 relate to improved actual and projected positive cash flows associated with the Company’s shrink film assets in Tremonton, Utah due to the consolidation of shrink film production to that facility in 2012 and 2013, as well as improvements in the related manufacturing processes.

13 - BORROWINGS

Borrowings are comprised of the following for the years ended:

	December 31, 2016
	Maturity	Weighted Average Effective Interest rate	$
Revolving Credit Facility (a) (1)	November 2019	2.90%	159,608
Finance lease liabilities (b)	Various until June 2022	3.23%	14,265
Forgivable government loan (c) (2)	January 2024	1.25%	3,276
Mortgage and other loans (d)	Various until October 2024	7.44%	2,676

			179,825
Less: current borrowings			7,604

			172,221

	December 31, 2015
	Maturity	Weighted Average Effective Interest rate	$
Revolving Credit Facility (a) (1)	November 2019	2.54%	131,684
Finance lease liabilities (b)	Various until June 2022	3.18%	19,971
Forgivable government loan (c) (2)	January 2024	1.25%	1,124
Mortgage and other loans (d)	Various until October 2024	0.00%	57

			152,836
Less: current borrowings			5,702

			147,134

(1)	The Revolving Credit Facility is presented net of unamortized related debt issue costs, amounting to $1.4 million and $1.7 million as of December 31, 2016 and 2015, respectively.
(2)	The forgivable government loan is shown net of imputed interest amounting to $0.2 million and $0.1 million as of December 31, 2016 and 2015, respectively.

Repayments of borrowings are due as follows:

	Finance lease liabilities	Other long-term borrowings
	$	$
2017	6,078	1,917
2018	4,788	264
2019	986	161,734
2020	424	829
2021	364	831
Thereafter	2,639	1,564

Total payments	15,279	167,139
Interest expense included in minimum lease payments	1,014	—

Total	14,265	167,139

(a)	Revolving Credit Facility

On November 18, 2014, the Company entered into a five-year, $300 million revolving credit facility (“Revolving Credit Facility”) with a syndicate of financial institutions.

The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR (London Interbank Offered Rates), or other floating rate for credit loans denominated in an alternative currency, plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (150 basis points as of December 31, 2016 and 2015). Revolving credit loans denominated in the alternative currency of Canadian dollars bear interest primarily at the CDOR (Canadian Dollar Offer Rate) plus the applicable margin mentioned above and any mandatory costs. Interest payments on base rate loans, which consist of all loan draws not funded with a floating rate contract, are due and payable in arrears on the last business day of each calendar quarter. Interest payments on floating rate loans are due and payable on the last day of each interest period. If such interest period extends over three months, interest is due at the end of each three-month interval during such interest period.

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

As of December 31, 2016, the Revolving Credit Facility’s outstanding balance amounted to $162.8 million, which consisted of $161.0 million of borrowed funds ($159.6 million, net of $1.4 million in unamortized debt issue costs) and $1.8 million in standby letters of credit. Accordingly, the Company’s unused availability as of December 31, 2016 amounted to $137.2 million.

The Revolving Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries, excluding Powerband.

As of December 31, 2016, the Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50 million, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million (as discussed in the next paragraph this covenant was amended in January 2017). Any portion of the allowable $50 million related to capital expenditures which is not expended in the current year may be carried over for expenditure in the following year, but may not be carried over to any additional subsequent years thereafter (as such, the allowable capital expenditures were $65.7 million in 2016 and $59.4 million in 2015 due to a carry forward provision of unused capital expenditures amounts from the prior year). The Company was in compliance with the consolidated total leverage ratio, consolidated debt service ratio and capital expenditures limit which were 1.53, 7.34 and $49.9 million, respectively, as of December 31, 2016. A default under the Revolving Credit Facility is deemed a default under the equipment finance agreement referred to below.

In January 2017, the Company’s Revolving Credit Facility was in part amended to increase the limit of allowable capital expenditures in any fiscal year from 2017 onwards to $100 million and amounts not expended in the year are no longer able to be carried over to the next year.

(b)	Finance lease liabilities

The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, manufacturing equipment and office equipment, payable in monthly installments ranging from $127 to $263,450, including interest, for both 2016 and 2015. In addition, a $2.5 million lump sum payment is due in June 2022, under one of the lease liabilities. The finance lease liabilities are secured by the assets under the lease liabilities.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through March 31, 2014. The amount available under the facility was increased to $25.7 million as of March 26, 2014. The terms of the arrangement include multiple individual finance leases, each of which have a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95% for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The Company entered into the final schedule on March 26, 2014.

The Company entered into the following schedules:

Date entered	Amount	Interest rate	Monthly Payments	Last payment due
	$		$
September 27, 2012	2.7 million	2.74%	48,577	October 1, 2017
December 28, 2012	2.6 million	2.74%	46,258	January 1, 2018
June 28, 2013	2.2 million	2.90%	39,329	July 1, 2018
December 31, 2013	14.7 million	2.90%	263,450	January 1, 2019
March 26, 2014	3.5 million	2.95%	62,263	April 1, 2019

The schedules are secured by the equipment with a net book value of $20.6 million as of December 31, 2016 ($21.9 million in 2015).

(c)	Forgivable government loans

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

To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary. The loan totalled $3.3 million (€ 3.1 million) as of December 31, 2016 and $1.2 million (€ 1.1 million) as of December 31, 2015. The difference between the gross proceeds and the fair value of the loan is the benefit derived from the interest-free loan and is recognized as deferred income in the balance sheet in the caption other liabilities in the amount of $0.2 million and $0.1 million as of December 31, 2016 and 2015, respectively. When the capital expansion assets are placed into service, the deferred income will be recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. In addition, imputed interest expense will be recorded over the life of the loan so that at the end of the loan period the amount to be reimbursed will equal the nominal amount. Interest expense of less than $0.1 million was recognized on this loan in 2016.

(d)	Mortgage and other loans

In October 2015, one of the Company’s wholly-owned subsidiaries entered into a long-term debt agreement containing a short-term credit line and a long-term loan for up to $8.2 million (€ 7.8 million) for the purpose of financing a capital expansion project. As of December 31, 2016, $0.7 million (€ 0.7 million) of the short-term credit line was utilized. Accordingly, the unused availability as of December 31, 2016 amounted to $7.5 million (€ 7.1 million). No amounts were outstanding as of December 31, 2015. The credit lines bear interest at the rate of 6 month EURIBOR (Euro Interbank Offered Rate) plus a premium (125 basis points as of December 31, 2016 and 2015). The effective interest rate was 1.25% and 1.21% as of December 31, 2016 and 2015, respectively. The short-term credit line matures in September 2017 and is renewable annually, with interest due quarterly and billed in arrears. The long-term loan has a period for capital use until October 2017 and matures in April 2022, with interest billed in arrears and due bi-annually beginning in April 2018. The loans are secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary.

In September 2016, the Company acquired 74% of the issued and outstanding shares in Powerband (refer to Note 17 for more information regarding the acquisition). The partially owned subsidiary maintains a cash flow loan facility which matures July 2017 and bears interest at the prevailing Indian Marginal Cost-Lending Rate plus a premium (60 basis points as of December 31, 2016). The overall facility limit is $2.3 million (INR 155 million) of which $0.9 million (INR 59 million) was used as of December 31, 2016. Accordingly, the unused availability as of December 31, 2016 amounted to $1.4 million (INR 96 million). The partially owned subsidiary also maintains two term loans. One term loan is repayable in equal semi-annual installments and matures in November 2017. The loan bears interest at a rate based on the 3 month LIBOR plus a premium (250 basis points as of December 31, 2016). The loan totalled $0.2 million (INR 14.5 million) as of December 31, 2016. The second term loan is repayable in 60 equal monthly installments and matures in December 2021. The loan has a fixed interest rate of 10.61%. The second term loan totalled $0.9 million (INR 62 million) as of December 31, 2016.

14 - PROVISIONS AND CONTINGENT LIABILITIES

The Company’s current provisions consist of environmental and restoration obligations, litigation and termination benefits and other provisions.

The reconciliation of the Company’s provisions is as follows:

		Environmental	Restoration	Termination benefits and other	Total
		$	$	$	$
Balance, December 31, 2014		2,518	917	2,875	6,310
Additional provisions		—	1,026	1,397	2,423
Amounts used		(12)	—	(3,040)	(3,052)
Amounts reversed		—	—	(439)	(439)
Net foreign exchange differences		—	(71)	(20)	(91)

Balance, December 31, 2015		2,506	1,872	773	5,151

Amount presented as current		1,473	50	686	2,209
Amount presented as non-current		1,033	1,822	87	2,942

Balance, December 31, 2015		2,506	1,872	773	5,151

	Litigation	Environmental	Restoration	Termination benefits and other	Total
		$	$	$	$
Balance, December 31, 2015	180	2,506	1,872	593	5,151
Additional provisions	1,903	—	50	1,789	3,742
Amounts used	(1,940)	—	(47)	(1,002)	(2,989)
Amounts reversed	—	—	(28)	—	(28)
Net foreign exchange differences	—	—	12	3	15

Balance, December 31, 2016	143	2,506	1,859	1,383	5,891

Amount presented as current	143	1,473	942	1,293	3,851
Amount presented as non-current	—	1,033	917	90	2,040

Balance, December 31, 2016	143	2,506	1,859	1,383	5,891

The environmental provision pertains to the South Carolina Project.

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

The termination benefits and other provisions relate primarily to the TaraTape Closure and the South Carolina Project termination benefits and other labour related costs. The accelerated closure of the Columbia, South Carolina facility as a result of the South Carolina Flood had minimal impact on the timing of payouts associated with termination benefits. See Note 4 for more information.

On November 5, 2015, the Company’s former Chief Financial Officer filed a lawsuit against the Company in the United States District Court for the Middle District of Florida alleging certain violations by the Company related to the terms of his employment and his termination. As of December 31, 2015, the Company was not able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability was recorded for these allegations and claims as of December 31, 2015. In addition, upon termination and in accordance with the existing employment agreement between the Company and the former Chief Financial Officer, a termination benefit accrual of $0.4 million had been recorded as of December 31, 2014. Terms of such agreement were not met within the timeframe specified therein and the termination benefit accrual was consequently reversed during the year ended December 31, 2015.

On October 20, 2016, the Company and the former Chief Financial Officer agreed to a settlement of the outstanding litigation. Pursuant to the terms of the confidential settlement agreement, the Company paid $1.9 million for full and complete settlement of all matters between the parties with respect to the litigation.

The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2016.

As of December 31, 2016 and 2015:

•	No reimbursements are expected to be received by the Company for any of the provided amounts; and

•	There were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.

15 - OTHER LIABILITIES

Other liabilities are comprised of the following for the years ended:

	December 31, 2016	December 31, 2015
	$	$
Non-controlling interest put options	10,020	—
Deferred rent, income taxes and utility credits	641	418
Interest rate swap agreements	219	438
Deferred employee compensation and other	678	173

	11,558	1,029

In connection with the Powerband Acquisition, the Company entered into a shareholders’ agreement that contains put options, which provide a single non-controlling interest shareholder with the right to require the Company to purchase its retained interest at a variable purchase price. The purchase price is the greater of the amount determined using a valuation method defined in the agreement or a fair market valuation performed by an independent and qualified expert. Execution of this agreement resulted in the immediate recognition of $10,181 in present obligations recorded in other liabilities, and a corresponding reduction of equity on the consolidated balance sheet as of September 16, 2016. Put options relating to 50% of the other shareholder’s shares are exercisable at any time after three years from the closing date of the acquisition (which is September 16, 2019), and put options relating to the remaining 50% of the other shareholder’s shares are exercisable at any time after five years from the closing date (which is September 16, 2021).

Refer to Note 22 for more information regarding the fair value of the non-controlling interest put options and interest rate swap agreements and Note 17 for additional information on acquisitions.

16 - CAPITAL STOCK

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

Common Shares

The Company’s common shares outstanding as of December 31, 2016 and 2015, were 59,060,335 and 58,667,535, respectively.

Dividends

Cash dividends paid are as follows for each of the years in the three-year period ended December 31, 2016:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
February 6, 2014	March 31, 2014	$0.08	March 19, 2014	60,776,649	$4,875
May 7, 2014	June 30, 2014	$0.08	June 17, 2014	60,951,976	$4,927
August 5, 2014	September 30, 2014	$0.12	September 15, 2014	60,423,976	$7,196
November 4, 2015	December 31, 2014	$0.12	December 15, 2014	60,436,476	$7,251
March 9, 2015	March 31, 2015	$0.12	March 19, 2015	60,355,638	$7,303
May 11, 2015	June 30, 2015	$0.12	June 15, 2015	59,621,238	$7,154
August 12, 2015	September 30, 2015	$0.13	September 15, 2015	59,502,185	$7,706
November 11, 2015	December 31, 2015	$0.13	December 15, 2015	58,667,535	$7,532
March 9, 2016	March 31, 2016	$0.13	March 21, 2016	58,522,835	$7,509
May 9, 2016	June 30, 2016	$0.13	June 15, 2016	58,602,835	$7,574
August 10, 2016	September 30, 2016	$0.14	September 15, 2016	58,621,585	$8,235
November 10, 2016	December 30, 2016	$0.14	December 15, 2016	59,060,335	$8,047

(1)	Aggregate dividend payment amounts presented in the table above are adjusted for the impact of foreign exchange rates on cash payments to shareholders.

Share repurchase

The Company entered into an NCIB to repurchase for cancellation up to 2,000,000 common shares effective on July 10, 2014. The NCIB was subsequently renewed July 10, 2015 and amended November 11, 2015, to increase the total shares available for repurchase to 4,000,000 common shares. This NCIB, which was scheduled to expire on July 9, 2016, was renewed for a twelve-month period starting July 14, 2016. This renewed NCIB expires on July 13, 2017. As of December 31, 2016 and March 8, 2017, 4,000,000 shares remained available for repurchase under the NCIB.

Information regarding share repurchases is presented in the table below:

	December 31,
	2016		2015
Common shares repurchased		147,200		2,487,188
Average price per common share including commissions	CDN$	15.77	CDN$	15.52

	December 31,
	2016		2015
	$		$
Carrying value of the common shares repurchased		862		14,973
Share repurchase premium (1)		835		15,011

Total purchase price including commissions		1,697		29,984

(1)	The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.

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

The changes in number of stock options outstanding were as follows:

	2016		2015		2014
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	8.78	1,617,500	7.01	2,360,000	5.52	2,264,177
Granted	—	—	—	—	12.51	492,500
Exercised	3.56	(540,000)	2.79	(712,500)	3.60	(256,677)
Forfeited	12.35	(16,250)	12.30	(30,000)	8.38	(140,000)

Balance, end of year	11.38	1,061,250	8.78	1,617,500	7.01	2,360,000

The weighted average fair value per stock option granted in 2014 was $3.12 using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2014
Expected life		5.6 years
Expected volatility(1)		38%
Risk-free interest rate		1.75%
Expected dividends		2.83%
Stock price at grant date	CDN$	12.51
Exercise price of awards	CDN$	12.51
Foreign exchange rate USD to CDN		1.1070

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

The following table summarizes information about stock options outstanding and exercisable as of:

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2016
Range of exercise prices
$1.55 to $1.80	90,000	0.47	1.73	90,000	1.73
$12.04 to $14.34	971,250	4.53	12.27	602,500	12.20

	1,061,250	4.18	11.38	692,500	10.84

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2015
Range of exercise prices $1.55 to $2.19	536,250	4.00	1.65	536,250	1.65
$12.04 to $14.34	1,081,250	5.35	12.31	414,375	12.25

	1,617,500	4.90	8.78	950,625	6.27

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2014
Range of exercise prices $1.55 to $2.19	1,190,000	4.37	1.81	1,043,750	1.84
$12.04 to $14.34	1,170,000	6.22	12.30	177,500	12.15

	2,360,000	5.29	7.01	1,221,250	3.33

Performance Share Unit Plan

On April 22, 2014, the Board of Directors of the Company adopted the PSU Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company, (b) furnish an incentive to such participants to continue their services for the Company and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive (prior to the amendments discussed below and in Note 23) the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

On May 9, 2016, the Board of Directors approved an amendment to the PSU Plan to provide the Company the option of settling PSUs in cash. In the event of cash settlement, the cash payment will equal the number of shares that would otherwise have been issued or delivered to the participant, multiplied by the volume weighted average trading price (“VWAP”) of the shares on the TSX for the five consecutive trading days immediately preceding the day of payment. The Board has full discretion to determine the form of settlement of the PSUs and as of December 31, 2016, no such discretion had been used. As a result, the Company had no obligation to settle the PSUs in cash as of December 31, 2016 and the amendment to the PSU Plan had no impact on the treatment of the PSUs as equity-settled share-based payment transactions as of December 31, 2016. See Note 23 for a discussion of amendments to the PSU Plan approved on February 17, 2017.

Additionally, on the same date, the Board of Directors approved an amendment to the PSU Plan that allowed for accelerated vesting of PSUs in the event of death, disability or retirement of a participant. This amendment required the immediate recognition of expense associated with awards outstanding for certain retirement-eligible participants, the impact of which was $0.4 million for the year ended December 31, 2016, and was included in earnings in selling, general and administrative expense.

The following table summarizes information about PSUs:

	2016		2015		2014
	Weighted average fair value	Number of PSUs	Weighted average fair value	Number of PSUs	Weighted average fair value	Number of PSUs
Balance, beginning of year	12.99	498,040	11.38	152,500	—	—
Granted	13.85	422,733	13.64	363,600	11.38	152,500
Forfeited	12.80	(28,696)	12.54	(18,060)	—	—

Balance, end of year	13.41	892,077	12.99	498,040	11.38	152,500

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, taking into account the following weighted average assumptions:

	2016		2015		2014
Expected life		3 years		3 years		3 years
Expected volatility(1)		36%		35%		38%
Risk-free interest rate		1.09%		1.07%		0.91%
Expected dividends(2)		0.00%		0.00%		0.00%
Performance period starting price(3)	CDN$	18.89	CDN$	17.86	CDN$	12.74
Stock price at grant date	CDN$	18.90	CDN$	17.53	CDN$	12.72

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)	There is no impact from expected future dividends in the Monte Carlo simulation model as a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to (a) the number of shares issued or delivered to the participant or, in the event of cash settlement, an amount equal to the number of shares that would otherwise have been issued or delivered to the participant, multiplied by (b) the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. As of December 31, 2016, the Company accrued in the consolidated balance sheets in accounts payable and accrued liabilities $0.2 million (nil as of December 31, 2015) for payments expected in the next twelve months and $0.3 million ($0.1 million as of December 31, 2015) in other liabilities for payments expected after twelve months.
(3)	The performance period starting price is measured as the five-day VWAP for the common shares of the Company on the TSX on the grant date.

PSUs are expensed on a straight-line basis over their vesting period. The PSUs are normally earned over a three-year period with vesting at the third anniversary of the grant date unless vesting is accelerated based on retirement eligibility, death or disability.

The number of shares earned can range from 0% to 150% of the grant amount based on the total shareholder return (“TSR”) ranking versus a specified peer group of companies. As of December 31, 2016, the Company’s TSR ranking was such that if all PSUs outstanding were to be settled as of December 31, 2016, the number of shares earned would be 150% of the grants awarded.

Deferred Share Unit Plan

On April 22, 2014, the Board of Directors of the Company adopted the DSU Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company who is not an executive officer or employee of the Company. A DSU, as defined by the DSU Plan, represents the right of a participant to receive (prior to the amendments discussed in Note 23) a common share of the Company. Under the DSU Plan, each non-executive director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

DSUs received as a result of a grant are expensed immediately. The fair value of DSUs is based on the VWAP of the Company’s common shares on the TSX for the five trading days in an open period preceding the date of grant.

DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period. The fair value of DSUs is based on the fair value of services rendered.

The following table summarizes information about DSUs for the two-year period ended December 31, 2016:

	2016	2015
DSUs granted	52,665	46,142
Weighted average fair value per DSU granted	$16.76	$15.09
Stock-based compensation expense recognized for DSUs received in lieu of cash for directors’ fees not yet granted	$143	$134

DSUs outstanding	119,248	66,583
Weighted average fair value per DSU outstanding	$15.04	$13.61

Shares issued upon DSU settlement: DSUs settled	—	16,460
Less: shares withheld for required minimum tax withholding	—	(10,063)

Shares issued	—	6,397

Stock Appreciation Rights

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

On February 3, 2016, the Board of Directors amended the SAR Plan by adding a provision that the base price of each SAR is confirmed in writing to the participant at the time of grant and once so confirmed, may not be changed and, on March 18, 2016, further amended the SARs Plan by adding a provision that once the expiry date of SARs is determined in the applicable agreement, such expiry date may not be extended.

All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which a SAR is granted.

The total amount of expense recognized over the life of the awards will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

The following table summarizes information regarding SARs outstanding as of December 31:

	2016	2015
SARs outstanding	160,750	582,952
Weighted average fair value per SARs outstanding	$12.37	$7.08
Outstanding amounts recorded in the consolidated balance sheets in accounts payable and accrued liabilities	$1,989	$4,014
Aggregate intrinsic value of outstanding vested awards	$2,110	$2,857

The weighted average fair value per SAR outstanding was estimated, using the Black-Scholes option pricing model, taking into account the following weighted average assumptions as of December 31:

	2016		2015
Expected life		1.5 years		2.4 years
Expected volatility(1)		35%		35%
Risk-free interest rate		0.74%		0.59%
Expected dividends		2.99%		3.86%
Stock price at grant date	CDN$	7.56	CDN$	7.56
Base price of awards	CDN$	7.56	CDN$	7.56
Stock price	CDN$	25.18	CDN$	18.69
Foreign exchange rate US to CDN		1.3426		1.3887

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

The following table summarizes information regarding SARs activity for three-year period ended December 31, 2016:

	2016		2015		2014
SARs exercised		422,202		52,500		400,453
Base price	CDN$	7.56	CDN$	7.56	CDN$	7.56
Cash payments on exercise		$4,017		$462		$673
Amount accrued for exercised but not yet paid (1)		$532		—		$2,958
SARs forfeited		—		10,000		123,750
Expense (income) recorded in earnings in selling, general and administrative expenses		$2,521		($216)		$3,699

(1)	Recorded in accounts payable and accrued liabilities in the consolidated balance sheets.

Change in Contributed Surplus

The activity for the three-year period ended December 31, 2016 in the consolidated changes in equity under the caption contributed surplus is detailed as follows:

	2016	2015	2014
	$	$	$
Change in excess tax benefit on exercised stock awards	(2,693)	(2,088)	(732)

Change in excess tax benefit on outstanding stock awards	4,302	(1,502)	2,535

Share-based compensation expense credited to capital on options exercised	(595)	(746)	(289)

Share-based compensation expense
Stock options	427	931	1,542
DSUs	885	665	602
PSUs	3,961	1,763	338

	5,273	3,359	2,482

DSU settlement, net of required minimum tax withholding	—	(218)	—

Change in contributed surplus	6,287	(1,195)	3,996

17 - BUSINESS ACQUISITIONS

Business acquisitions consisted of the following:

	Date of acquisition	Proportion of voting equity interest acquired	Net consideration transferred
2016
Powerband Industries Private Limited	September 16, 2016	74%	$41,855

2015
RJM Manufacturing, Inc. (d/b/a TaraTape)	November 2, 2015	100%	$11,000
Better Packages, Inc.	April 7, 2015	100%	$15,234

Powerband Acquisition

On September 16, 2016, the Company purchased 74% of the issued and outstanding shares in Powerband (the “Powerband Acquisition”), a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India. The remaining 26% will continue to be held by the Desai family who founded Powerband in 1994. The Powerband Acquisition is intended to further extend the Company’s product offering and presence in the global packaging market.

TaraTape Acquisition

On November 2, 2015, the Company purchased 100% of the issued and outstanding common shares and warrants of RJM Manufacturing, Inc. (d/b/a TaraTape) (the “TaraTape Acquisition”), a manufacturer of filament and pressure sensitive tapes. The TaraTape Acquisition was to strengthen the Company’s market position.

As part of its plan to realize operational synergies from the TaraTape acquisition completed in November 2015, the Company set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016. In order to accommodate the related production volume, the Company has leveraged production capacity, and will continue to do so, in both its Carbondale, Illinois and Danville, Virginia manufacturing facilities. See Note 4 for more information.

Better Packages Acquisition

On April 7, 2015, the Company purchased 100% of the issued and outstanding common shares of BP Acquisition Corporation (“Better Packages”) (which wholly-owns a subsidiary, Better Packages, Inc.) (the “Better Packages Acquisition”), a supplier of water-activated tape dispensers. The Better Packages Acquisition was to further extend the Company’s product offering and global presence in the rapidly growing e-commerce market.

The net cash consideration paid on the closing date for the acquisitions described above is as follows:

	Powerband Acquisition	TaraTape Acquisition	Better Packages Acquisition
	$	$	$
Consideration paid in cash	41,856	11,000	15,768
Less: cash balances acquired	1	—	534

	41,855	11,000	15,234

For the acquisitions described above, the fair value of net identifiable assets acquired at the date of acquisition is as follows:

	Powerband Acquisition	TaraTape Acquisition	Better Packages Acquisition
	$	$	$
Current assets
Cash	1	—	534
Trade receivables (1)	1,265	1,835	1,310
Inventories	1,797	3,183	2,489
Other current assets	436	185	100
Property, plant and equipment	9,650	5,100	632
Intangible assets
Customer list	16,213	2,095	7,343
Trademark	—	494	1,700
Non-compete agreement	7,822	—	198
Other intangibles	—	—	21
Other assets	—	304	22

	37,184	13,196	14,349
Current liabilities
Accounts payable and accrued liabilities	1,054	2,677	1,165
Installments on long-term debt	1,244	—	—
Long-term debt	107	—	—
Pension and other post-retirement benefits	57	—	—
Deferred tax liabilities	9,734	—	3,483
Provisions	—	918	10

	12,196	3,595	4,658

Fair value of net identifiable assets acquired	24,988	9,601	9,691

(1)	As of December 31, 2016 the Company has collected the fair value of the Powerband Acquisition trade receivables of $1,265 which is equal to the gross contractual amounts receivable. As of December 31, 2015 the Company has collected the fair value of the TaraTape trade receivables of $1,835 (gross contractual amount of $1,845) and the fair value of the Better Packages trade receivables of $1,310 (gross contractual amount of $1,324).

For the acquisitions described above, the fair value of goodwill at the date of acquisition is as follows:

	Powerband Acquisition	TaraTape Acquisition	Better Packages Acquisition
	$	$	$
Cash consideration transferred	41,856	11,000	15,768
Plus: Remaining non-controlling interest	6,497	—	—
Less: fair value of net identifiable assets acquired	24,988	9,601	9,691

Goodwill	23,365	1,399	6,077

Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company expects the goodwill recognized as a result of the TaraTape Acquisition to be deductible for income tax purposes. The Company does not expect any of the goodwill recognized as a result of the Better Packages Acquisition and Powerband Acquisition to be deductible for income tax purposes.

The acquisitions’ impact on the Company’s consolidated earnings for the year of acquisition is as follows:

	Powerband Acquisition	TaraTape Acquisition	Better Packages Acquisition
	September 16, 2016 through December 31, 2016	November 2, 2015 through December 31, 2015	April 7, 2015 through December 31, 2015
	$	$	$
Revenue	7,591	3,078	14,601
Net earnings	65	(161)	1,538

Had the acquisitions been effective as of January 1 of the year of acquisition the impact on the Company’s consolidated earnings would have been as follows:

	December 31,
	2016	2015	2015
	Powerband Acquisition	TaraTape Acquisition	Better Packages Acquisition
	$	$	$
Revenue	27,663	19,419	18,193
Net earnings (1)	444	(102)	1,598

(1)	The adjustments to arrive at net earnings included (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by the acquiree, (iii) the amortization of recorded intangibles and other acquisition method accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

The acquisition-related costs of $1.3 million for the year ended December 31, 2016 and $0.9 million for the year ended December 31, 2015 are excluded from the consideration transferred and are included in the Company’s consolidated earnings in selling, general and administrative expenses in the year of acquisition.

There were customary representations, warranties and covenants and indemnification provisions as part of the acquisitions described above. As of December 31, 2016 there were no outstanding obligations or indemnifications related to these acquisitions.

Non-controlling interest

The Company includes one subsidiary, Powerband, with material non-controlling interests:

December 31, 2016
$
Balance at the beginning	—
Non-controlling interests arising from the Powerband Acquisition	6,497
Share of comprehensive income for the period	(90)

Balance at end of year	6,407

18 - PENSION, POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEE BENEFIT PLANS

The Company has several contributory and non-contributory defined contribution plans and defined benefit plans for substantially all its employees in Canada and the US.

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

The amount expensed with respect to the defined contribution plans for the years ended December 31, was $4.6 million in 2016, $4.0 in million 2015 and $3.6 million in 2014.

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

Effective September 30, 2011, the only other defined benefit plan sponsored by the Company, associated with the former Brantford, Ontario manufacturing facility was wound-up. Pursuant to applicable legislation, benefits for this plan had to be settled within the five-year period following the wind-up effective date. During 2014, the Company purchased group annuity buy out policies to settle its obligation to plan participants. The Company recognized settlement losses in 2014 of $1.6 million resulting from the difference between the defined benefit obligations remeasured at settlement dates and the cost to settle the obligations. The settlement losses were included in earnings in cost of sales.

In the US, the Company provides group health care and life insurance benefits to certain retirees. In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.

Supplementary executive retirement plans

The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in amounts ranging from $0.2 million to $0.6 million, annually.

Other long-term employee benefit plans

In the US, the Company provides a deferred compensation plan to certain employees. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. The deferred compensation plans assets and liabilities are presented in other assets and other liabilities, respectively, in the consolidated balance sheets.

Governance and oversight

The defined benefit plans sponsored by the Company are subject to the requirements of the Employee Retirement Income Security Act and related legislation in the US and the Canadian Income Tax Act and provincial legislation in Ontario and Nova Scotia. In addition, all actuarial computations related to defined benefit plans are based on actuarial assumptions and methods determined in accordance with the generally recognized and accepted actuarial principles and practices prescribed by the Actuarial Standards Board, the American Academy of Actuaries and the Canadian Institute of Actuaries.

Minimum funding requirements are computed based on methodologies and assumptions dictated by regulation in the US and Canada. The Company’s practice is to fund at least the statutory minimum required amount for each defined benefit plan’s plan year.

The Company’s Investment Committee, composed of the Company’s Chief Financial Officer, Vice President of Human Resources, Vice President of Treasury, Corporate Controller and General Counsel, makes investment decisions for the Company’s pension plans. The asset liability matching strategy of the pension plans and plan asset performance is reviewed semi-annually in terms of risk and return profiles with external investment management advisors, actuaries and plan trustees. The Investment Committee, together with external investment management advisors, actuaries and plan trustees, has established a target mix of equity, fixed income, and alternative securities based on funded status level and other variables of each defined benefit plan.

The assets of the funded or partially funded defined benefit plans are held separately from those of the Company in funds under the control of trustees.

Information Relating to the Various Plans

A reconciliation of the defined benefit obligations and plan assets as of December 31 is presented in the table below:

	Pension Plans		Other plans
	2016	2015	2016	2015
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	76,172	81,223	3,365	3,662
Additions through business acquisitions	57	—	—	—
Current service cost	1,176	1,208	22	22
Interest cost	3,139	3,042	143	126
Benefits paid	(3,260)	(3,211)	(14)	(27)
Actuarial gains from demographic
assumptions	(1,131)	(1,332)	(21)	(30)
Actuarial losses (gains) from
financial assumptions	1,901	(2,652)	141	(31)
Experience losses (gains)	1,383	15	(835)	22
Foreign exchange rate adjustment	384	(2,121)	66	(379)

Balance, end of year	79,821	76,172	2,867	3,365

Fair value of plan assets
Balance, beginning of year	50,245	53,172	—	—
Interest income	1,965	1,955	—	—
Return on plan assets (excluding amounts included in net interest expense)	1,705	(1,458)	—	—
Contributions by the employer	1,357	1,930	—	—
Benefits paid	(3,260)	(3,211)	—	—
Administration expenses	(487)	(307)	—	—
Foreign exchange rate adjustment	331	(1,836)	—	—

Balance, end of year	51,856	50,245	—	—

Funded status – deficit	27,965	25,927	2,867	3,365

The defined benefit obligations and fair value of plan assets as of December 31 are broken down by geographical locations as follows:

	2016
	US	Canada	Total
	$	$	$
Defined benefit obligations	68,584	14,104	82,688
Fair value of plan assets	(40,521)	(11,335)	(51,856)

Deficit in plans	28,063	2,769	30,832

	2015
	US	Canada	Total
	$	$	$
Defined benefit obligations	66,728	12,809	79,537
Fair value of plan assets	(40,338)	(9,907)	(50,245)

Deficit in plans	26,390	2,902	29,292

The defined benefit obligations for pension plans as of December 31 broken down by funding status are as follows:

	2016	2015
	$	$
Wholly unfunded	11,050	10,952
Wholly funded or partially funded	68,771	65,220

Total obligations	79,821	76,172

A reconciliation of pension and other post-retirement benefits recognized in the consolidated balance sheets as of December 31 is presented in the table below:

	December 31, 2016	December 31, 2015
	$	$
Pension Plans
Present value of the defined benefit obligation	79,821	76,172
Fair value of the plan assets	51,856	50,245

Deficit in plans	27,965	25,927

Liabilities recognized	27,965	25,927

Other plans
Present value of the defined benefit obligation and deficit in the plans	2,867	3,365

Liabilities recognized	2,867	3,365

Total plans
Total pension and other post-retirement benefits recognized in balance sheets	30,832	29,292

The composition of plan assets based on the fair value as of December 31 was as follows:

	December 31, 2016	December 31, 2015
	$	$
Asset category
Cash	1,230	860
Equity instruments	29,645	29,399
Fixed income instruments	19,180	16,900
Real estate investment trusts	1,801	3,053
Other	—	33

Total	51,856	50,245

As of December 31, 2016 and 2015, approximately 75% and 72% of equity and fixed income instruments were held in mutual funds or exchange traded funds, respectively. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.

Most equity, fixed income and real estate investment trusts have quoted prices, or net asset value, in active markets. Certain US government obligations and mutual fund positions are valued at the quoted price, or net asset value, for identical or similar securities reported in active markets.

The defined benefit expenses recognized in consolidated earnings during the years ended December 31 are presented in the table below:

	Pension Plans			Other plans
	2016	2015	2014	2016	2015	2014
	$	$	$	$	$	$
Current service cost	1,176	1,208	1,126	22	22	16
Administration expenses	487	307	675	—	—	—
Net interest expense	1,174	1,087	1,031	143	126	136
Settlement loss	—	—	1,613	—	—	—

Net costs recognized in the statement of consolidated earnings	2,837	2,602	4,445	165	148	152

	Total Plans
	2016	2015	2014
	$	$	$
Current service cost	1,198	1,230	1,142
Administration expenses	487	307	675
Net interest expense	1,317	1,213	1,167
Settlement loss	—	—	1,613

Net costs recognized in the statement of consolidated earnings	3,002	2,750	4,597

The defined benefit liability remeasurement recognized in OCI during the years ended December 31 is presented in the table below:

	Pension Plans			Other plans
	2016	2015	2014	2016	2015	2014
	$	$	$	$	$	$
Actuarial gains (losses) from demographic assumptions	1,131	1,332	(3,726)	21	30	(87)
Actuarial (losses) gains from financial assumptions	(1,901)	2,652	(10,311)	(141)	31	(209)
Experience (losses) gains	(1,383)	(15)	1,277	835	(22)	(185)
Return on plan assets (excluding amounts included in net interest expense)	1,705	(1,458)	2,538	—	—	—
Change in the amount recognized as a liability in respect of minimum funding requirements	—	—	2,497	—	—	—

Total amounts recognized in OCI	(448)	2,511	(7,725)	715	39	(481)

The Company expects to contribute $4.0 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2017.

The weighted average duration of the defined benefit obligation as of December 31, 2016 is 13 years (14 years as of December 31, 2015) for US plans and 20 years for Canadian plans for both periods.

The significant weighted average assumptions which were used to measure its defined benefit obligations as of December 31 are as follows:

	US plans		Canadian plans
	2016	2015	2016	2015
Discount rate
Pension plans	3.88%	4.03%	4.00%	4.25%
Other plans	3.47%	3.28%	4.00%	4.25%
Mortality rate (in years)
Current pensioner - Male	20	21	22	22
Current pensioner - Female	22	23	24	24
Current member aged 45 - Male	21	22	23	23
Current member aged 45 - Female	24	24	25	25

These assumptions are developed by management with the assistance of independent actuaries. Discount rates are determined close to each year-end by reference to market yields of high quality corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity approximating the terms of the related pension benefit obligation. Other assumptions are based on current actuarial benchmarks and management’s historical experience.

Significant actuarial assumptions for defined benefit obligation measurement purposes are discount rate and mortality rate. The sensitivity analyses below have been determined based on reasonably possible changes of the assumptions, in isolation from one another, occurring at the end of the reporting period. This analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the assumptions would occur in isolation from one another as some of the assumptions may be correlated. An increase or decrease of 1% in the discount rate or an increase or decrease of one year in mortality rate would result in the following increase (decrease) in the defined benefit obligation:

	2016	2015
	$	$
Discount rate
Increase of 1%	(10,085)	(9,883)
Decrease of 1%	12,535	12,337
Mortality rate
Life expectancy increased by one year	2,672	2,546
Life expectancy decreased by one year	(2,688)	(2,494)

19 - SEGMENT DISCLOSURES

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

Geographic Information

The following tables present geographic information about revenue attributed to countries based on the location of external customers and about long-lived asset by country based on the location of the assets:

	2016	2015	2014
	$	$	$
Revenue
Canada	54,574	53,035	61,903
United States	670,619	671,187	670,997
Other	83,608	57,685	79,832

Total revenue	808,801	781,907	812,732

	December 31, 2016	December 31, 2015
	$	$
Property, plant and equipment
Canada	14,163	14,467
India	10,858	—
United States	192,805	172,756
Portugal	15,652	10,862

Total property, plant and equipment	233,478	198,085

Goodwill
India	23,365	—
United States	7,476	7,476

Total goodwill	30,841	7,476

Intangible assets
India	22,965	—
United States	11,059	12,518
Other	26	50

Total intangible assets	34,050	12,568

Other assets
United States	3,281	3,082
Other	99	96

Total other assets	3,380	3,178

The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems:

	2016	2015	2014
	$	$	$
Revenue
Tape	538,525	529,524	524,979
Film	154,145	128,361	158,398
Woven coated fabrics	106,720	117,881	121,431
Other	9,411	6,141	7,924

	808,801	781,907	812,732

20 - RELATED PARTY TRANSACTIONS

The Company’s key personnel are all members of the Board of Directors and five members of senior management in 2016, 2015 and 2014. Key personnel remuneration includes the following expenses:

	2016	2015	2014
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	4,842	3,378	3,359
Post-employment benefits	305	311	300
Share-based compensation expense	5,195	2,121	4,806
Termination benefits (1)	—	(405)	405

Total remuneration	10,342	5,405	8,870

(1)	Refer to Note 14 for more information regarding termination benefits.

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed CFO’s home in Montreal, Québec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. The sale of the home was completed on April 15, 2015 and the Company was reimbursed for the purchase funding.

21 - COMMITMENTS

Commitments Under Operating Leases

For the year ended December 31, 2016, the expense in respect of operating leases was $5.9 million ($5.9 million in 2015 and $5.2 million in 2014). As of December 31, 2016, the Company had commitments aggregating to approximately $13.3 million through the year 2024 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are expected to be $4.0 million in 2017, $3.4 million in 2018, $1.9 million in 2019, $1.2 million in 2020, $0.8 million in 2021 and $2.0 million thereafter.

Commitments Under Service Contracts

The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company expects to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $11.7 million as of December 31, 2016, and would decline monthly based on actual service billings to date.

The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge will be incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $1.7 million annually in 2017 through 2021 and $4.4 million as the total billings expected over the remainder of the contract up to 2023.

Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $4.8 million as of December 31, 2016. This amount declines annually until the expiration of the contract.

The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, through December 2020 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.1 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

Commitments to Suppliers

The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2016, the Company had on hand $8.7 million of raw material owned by its suppliers.

The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through October 2017 totalling approximately $10.8 million as of December 31, 2016. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements.

22 - FINANCIAL INSTRUMENTS

Classification and Fair Value of Financial Instruments

As of December 31, 2016 and 2015, the classification of financial instruments, as well as their carrying amounts are as follows:

	Amortized cost	Fair value through earnings	Derivatives used for hedging (fair value)
	$	$	$
December 31, 2016
Financial assets
Cash	20,956	—	—
Trade receivables	90,122	—	—
Supplier rebates and other receivables	2,154	—	—

Total	113,232	—	—

Financial liabilities
Accounts payable and accrued liabilities (1)	78,248	—	—
Borrowings (2)	165,560	—	—
Non-controlling interest put options	—	10,020	—
Interest rate swap agreements	—	—	219

Total	243,808	10,020	219

December 31, 2015

Financial assets
Cash	17,615	—	—
Trade receivables	78,517	—	—
Supplier rebates and other receivables	1,135	—	—

Total	97,267	—	—

Financial liabilities
Accounts payable and accrued liabilities (1)	64,484	—	—
Borrowings (2)	132,865	—	—
Interest rate swap agreements	—	—	438

Total	197,349	—	438

(1)	Excludes employee benefits
(2)	Excludes finance lease liabilities

The carrying amount of the financial assets and liabilities classified as measured at amortized cost is considered a reasonable approximation of fair value. The fair value of cash, trade receivables, supplier rebates and other receivables, accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods. The fair value of long-term borrowings, mainly bearing interest at variable rates, is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing.

The methods used to measure financial assets and liabilities at fair value are described below.

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

The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and that it is consistent with accepted economic methods for pricing financial instruments. There were no transfers between Level 1 and Level 2 in 2016 or 2015.

As of December 31, 2016 and 2015, long-term borrowings and interest rate swaps are categorized as Level 2 of the fair value hierarchy. The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.

As of December 31, 2016, the Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. This estimation is intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The calculation is made using significant unobservable inputs including estimations of undiscounted annual future cash inflows ranging between $4.5 million and $7.5 million, and a discount rate of 12.7%, which the Company believes to be commensurate with the risks inherent in the ownership interest. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could result in a higher or lower fair value measurement.

The reconciliation of the carrying amount of financial instruments classified within Level 3 is as follows:

December 31, 2016
$
Balance at the beginning of the year	—
Non-controlling interest put options resulting from the Powerband Acquisition	10,181
Net foreign exchange differences	(161)

Balance at end of the year	10,020

In addition to the put options described above, the Company has entered into various other option agreements with the non-controlling interest shareholders for the transfer of Powerband shares under certain limited circumstances. Under the terms of a shareholders’ agreement and upon the occurrence of certain triggering events such as counterparty default, a shareholder deadlock or business exit, each party has the option to buy the counterparty’s shares at the same variable price as the written put options, with the Company having the first right of refusal. In the event of default by the Company, the non-controlling interest shareholders also have the option to sell their shares to the Company at the same variable price. These options are not separately accounted for within the balance sheet as they are determined to have zero fair market value to the Company.

Refer to Note 17 for more information regarding business acquisitions. Refer to Note 15 for more information regarding the valuation of the associated financial liabilities.

Income and expenses relating to financial assets and financial liabilities are as follows:

	2016	2015	2014
	$	$	$
Interest expense calculated using the effective interest rate method Borrowings	4,542	3,380	5,756

Exchange Risk

The Company’s consolidated financial statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.

The following table details the Company’s sensitivity to a 10% strengthening of other currencies against the US dollar, and the related impact on finance costs—other expense, net. For a 10% weakening of the other currencies against the US dollar, there would be an equal and opposite impact on finance costs—other expense, net. As of December 31, 2016 and 2015 everything else being equal, a 10% strengthening of other currencies against the US dollar, would result as follows:

	2016			2015
	Canadian dollar	Euro	Indian Rupee	Canadian dollar	Euro	Indian Rupee
	USD$	USD$	USD$	USD$	USD$	USD$
Increase (decrease) to finance costs - other expense, net from financial assets and financial liabilities	614	(13)	(156)	(258)	52	—

Interest Rate Risk

The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate borrowings. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s risk strategy with respect to its exposure associated with floating rate borrowings is that the Financial Risk Management Committee monitors the Company’s amount of floating rate borrowings, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30-day LIBOR-based cash flows.

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

The change in fair value of the derivatives used for calculating hedge effectiveness was a $0.2 million decrease and $0.4 million increase as of December 31, 2016 and 2015, respectively.

As of December 31, 2016 and 2015, the impact on the Company’s finance costs—interest expense from a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $0.6 million and $0.3 million, respectively.

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

Trade receivables

As of December 31, 2016 and 2015, there were two customers with trade receivables that accounted for more than 5% of the Company’s total trade receivables. These trade receivables were current as of December 31, 2016 and 2015. The Company believes its credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained consistent with credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2016	December 31, 2015
	$	$
Current	83,194	74,371
Past due accounts not impaired
1 – 30 days past due	5,636	3,321
31 – 60 days past due	947	709
61 – 90 days past due	146	52
Over 90 days past due	199	64

	6,928	4,146
Allowance for doubtful accounts	254	128

Gross accounts receivable	90,376	78,645

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

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as of and for the year ended December 31:

	2016	2015
	$	$
Balance, beginning of year	128	396
Additions	124	286
Recoveries	12	428
Write-offs	(10)	(980)
Foreign exchange	—	(2)

Balance, end of year	254	128

Supplier rebates and other receivables

Credit risk associated with supplier rebates and other receivables is limited considering the amount is not material, the Company’s large size and diversified counterparties and geography.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its borrowings, excluding finance lease liabilities, and accounts payable and accrued liabilities and non-controlling interest put option. The Company finances its operations through a combination of cash flows from operations and borrowings under its Revolving Credit Facility.

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

The maturity analysis for non-derivative financial liabilities and finance lease liabilities is as follows as of December 31:

	Non-controlling interest put options	Other long-term borrowings	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
	$	$	$	$	$
2016

Current maturity	—	1,917	6,078	78,248	86,243
2018	—	264	4,788	—	5,052
2019	5,010	161,734	986	—	167,730
2020	—	829	424	—	1,253
2021	5,010	831	364	—	6,205
2022 and thereafter	—	1,564	2,639	—	4,203

	10,020	167,139	15,279	78,248	270,686

		Other long-term borrowings	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
		$	$	$	$
2015

Current maturity		—	6,258	64,484	70,742
2017		58	6,054	—	6,112
2018		100	4,796	—	4,896
2019		133,560	986	—	134,546
2020		200	424	—	624
2021 and thereafter		700	3,037	—	3,737

		134,618	21,555	64,484	220,657

(1)	Excludes employee benefits

The Company’s unused availability under the Revolving Credit Facility and available cash on hand amounted to $158.2 million as of December 31, 2016, and $182.3 million as of December 31, 2015.

Price Risk

The Company’s price risk arises from changes in its oil-derived raw material prices, which are significantly influenced by the fluctuating underlying crude oil markets. The Company’s objectives in managing its price risk are threefold: (i) to protect its financial result for the period from significant fluctuations in raw material costs, (ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets and (iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. In order to manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns, and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.

As of December 31, 2016, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $40.0 million (an increase in cost of sales of $39.8 million in 2015). A similar decrease of 10% will have the opposite impact.

Capital Management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, provide sufficient liquidity and flexibility to meet strategic objectives and growth and provide adequate return to its shareholders, while taking into consideration financial leverage and financial risk.

The capital structure of the Company consists of cash, borrowings and equity. A summary of the Company’s capital structure is as follows as of December 31:

	2016	2015
	$	$
Cash	20,956	17,615
Borrowings	179,825	152,836
Total equity	242,943	216,728

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

23 - POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.

Non-Adjusting Events

No significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization with the exception of the items discussed below.

On February 17, 2017, the Board of Directors approved amendments to the PSU Plan and DSU Plan to provide for only cash settlement of PSU and DSU awards, respectively. As a result of the amendment, prospectively and until award settlement, the Company will remeasure the fair value of the awards on the amendment date and at each reporting period end date, and present the cash-settled awards as a liability within other liabilities and not in contributed surplus in the consolidated balance sheets. Changes in the fair value of the liability will be reflected in SG&A.

On March 8, 2017, the Company declared a cash dividend of $0.14 per common share payable on March 31, 2017 to shareholders of record at the close of business on March 21, 2017. The estimated amount of this dividend payment is $8.3 million based on 59,060,335 shares of the Company’s common shares issued and outstanding as of March 8, 2017.