Form 20-F
period 2017-12-31
INTERTAPE POLYMER GROUP INC
filed 2018-03-29
CIK 880224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  ________________________________________
FORM 20-F
________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from ______________ to _____________

Commission file number: 1-10928

________________________________________
 INTERTAPE POLYMER GROUP INC.
(Exact name of Registrant as specified in its charter)
________________________________________
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
Not applicable
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2017, there were 58,799,910 common shares outstanding.
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

 US GAAP ☐        International Financial Reporting Standards as issued    ☒        Other ☐
by the International Accounting Standards Board
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item 17    ☐  Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   ☐  Yes     ☒  No
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

TABLE OF CONTENTS

		Page
PART I...................................................................................................................................................................................		6

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS....................................	6

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE.......................................................................	6

ITEM 3:	KEY INFORMATION............................................................................................................................	6

A.	SELECTED FINANCIAL DATA...................................................................................................	6

B.	CAPITALIZATION AND INDEBTEDNESS................................................................................	7

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS..........................................................	7

D.	RISK FACTORS.............................................................................................................................	7

ITEM 4:	INFORMATION ON THE COMPANY ................................................................................................	16

A.	HISTORY AND DEVELOPMENT OF THE COMPANY.............................................................	16

B.	BUSINESS OVERVIEW.................................................................................................................	19

(1)	Products, Markets and Distribution.................................................................................................	23
(2)	Sales and Marketing........................................................................................................................	29
(3)	Seasonality of the Company’s Main Business.................................................................................	30
(4)	Equipment and Raw Materials........................................................................................................	30
(5)	Research and Development and New Products..............................................................................	30
(6)	Trademarks and Patents...................................................................................................................	31
(7)	Competition.....................................................................................................................................	31
(8)	Environmental Initiatives and Regulation.......................................................................................	32

C.	ORGANIZATIONAL STRUCTURE..............................................................................................	34

D.	PROPERTY, PLANTS AND EQUIPMENT...................................................................................	35

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS (MANAGEMENT’S DISCUSSION & ANALYSIS)...............................................................................................................	37

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................................................	63

A.	DIRECTORS AND SENIOR MANAGEMENT............................................................................	63

B.	COMPENSATION...........................................................................................................................	67

C.	BOARD PRACTICES.....................................................................................................................	78

D.	EMPLOYEES...................................................................................................................................	80

E.	SHARE OWNERSHIP....................................................................................................................	81

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.........................................	82

A.	MAJOR SHAREHOLDERS...........................................................................................................	82

B.	RELATED PARTY TRANSACTIONS...........................................................................................	83

C.	INTERESTS OF EXPERTS AND COUNSEL...............................................................................	83

ITEM 8:	FINANCIAL INFORMATION..............................................................................................................	83

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION......................	83

B.	SIGNIFICANT CHANGES............................................................................................................	84

ITEM 9:	THE OFFER AND LISTING.................................................................................................................	85

A.	OFFER AND LISTING DETAILS.................................................................................................	85

B.	PLAN OF DISTRIBUTION............................................................................................................	85

C.	MARKETS........................................................................................................................................	85

D.	SELLING SHAREHOLDERS........................................................................................................	85

E.	DILUTION.......................................................................................................................................	86

F.	EXPENSES OF THE ISSUE..........................................................................................................	86

ITEM 10:	ADDITIONAL INFORMATION...........................................................................................................	86

A.	SHARE CAPITAL..........................................................................................................................	86

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION.............................................................	86

C.	MATERIAL CONTRACTS............................................................................................................	87

D.	EXCHANGE CONTROLS.............................................................................................................	89

E.	TAXATION......................................................................................................................................	91

F.	DIVIDENDS AND PAYING AGENTS..........................................................................................	94

G.	STATEMENT BY EXPERTS..........................................................................................................	94

H.	DOCUMENTS ON DISPLAY........................................................................................................	94

I.	SUBSIDIARY INFORMATION.....................................................................................................	94

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........................	94

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......................................	94

PART II.................................................................................................................................................................................		95

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................	95

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.............................................................................................................................................	95

ITEM 15:	CONTROLS AND PROCEDURES.......................................................................................................	95

ITEM 16:	[RESERVED]..........................................................................................................................................	96

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT.....................................................................................	96

ITEM 16B:	CODE OF ETHICS................................................................................................................................	96

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES.........................................................................	96

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE..........................	97

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS....	97

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.........................................................	98

ITEM 16G:	CORPORATE GOVERNANCE............................................................................................................	98

ITEM 16H:	MINE SAFETY DISCLOSURE............................................................................................................	98

PART III................................................................................................................................................................................		98

ITEM 17:	FINANCIAL STATEMENTS.................................................................................................................	98

ITEM 18:	FINANCIAL STATEMENTS.................................................................................................................	98

ITEM 19:	EXHIBITS................................................................................................................................................	98

A.	Consolidated Financial Statements.........................................................................................................	98

B.	Exhibits:...................................................................................................................................................	99

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information included in this annual report on Form 20-F constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this annual report on Form 20-F, including statements regarding economic conditions, the Company’s outlook, plans, prospects, products, financial position, future sales and financial results, availability of credit, level of indebtedness, payment of dividends, fluctuations in raw material costs, competition, capital and other significant expenditures, potential acquisitions, manufacturing facility closures and other restructurings, manufacturing facility rationalization initiatives, liquidity, litigation, and business strategies, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the management of Intertape Polymer Group Inc. (“Intertape,” “Intertape Polymer Group,” or the “Company”). Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “believe,” “future,” “likely,” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry and the Company’s customers’ industries; changes in general economic, political, social, fiscal or other conditions in any of the countries where the Company operates; the Company’s customers’ industries and the general economy; the anticipated benefits from the Company’s manufacturing facility closures, manufacturing facility rationalization initiatives, greenfield developments, and other restructuring efforts; the quality and market reception of the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; risks and costs inherent in the Company’s intellectual property; the Company’s ability to maintain and improve quality and customer service; the Company’s ability to retain, and adequately develop and incentivize, its management team and key employees; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s Revolving Credit Facility; the Company’s ability to continue to control costs; movements in the prices of key inputs such as raw material, energy and labor, government policies, including those specifically regarding the manufacturing industry, such as industrial licensing, environmental regulations, labor and safety regulations, import restrictions and duties, intellectual property laws, excise duties, sales taxes, and value added taxes; accidents and natural disasters; changes to accounting rules and standards; and other factors beyond our control. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5. Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” as well as statements located elsewhere in this annual report on Form 20-F and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this annual report on Form 20-F. The Company will not update these statements unless applicable securities laws require it to do so.

PART I

Item 1:	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:	Offer Statistics and Expected Timetable

Not applicable.

Item 3:	Key Information

A.	SELECTED FINANCIAL DATA
The selected financial data presented below for the five years ended December 31, 2017 is presented in US dollars and is derived from the Company’s consolidated financial statements and prepared in accordance with International Financial Reporting Standards (“IFRS”). The information set forth below was extracted from the consolidated financial statements and related notes included in this annual report and annual reports previously filed and should be read in conjunction with such consolidated financial statements.

	As of and for the Year Ended December 31
	2017	2016	2015	2014	2013
	(in thousands of US dollars, except shares and per share amounts)
	$	$	$	$	$
Statements of Consolidated Earnings:
Revenue	898,126	808,801	781,907	812,732	781,500
Earnings before Income Taxes	77,007	70,706	67,655	58,719	31,553
Net Earnings Attributable to Company shareholders	64,224	51,120	56,672	35,816	67,357
Net Earnings (Loss) Attributable to Non-Controlling Interests	(266)	17	—	—	—
Total Net Earnings	63,958	51,137	56,672	35,816	67,357
Earnings per share attributable to Company shareholders:
Basic	1.09	0.87	0.95	0.59	1.12
Diluted	1.08	0.85	0.93	0.57	1.09
Balance Sheets:
Total Assets	715,872	580,597	487,262	466,676	465,199
Capital Stock	350,759	351,203	347,325	357,840	359,201
Total Equity	254,722	242,943	216,728	227,500	230,428
Total Equity attributable to Company shareholders	248,133	236,536	216,728	227,500	230,428
Number of Common Shares Outstanding	58,799,910	59,060,335	58,667,535	60,435,826	60,776,649
Dividends Declared per Share	0.56	0.54	0.50	0.40	0.24

Exchange Rate Information
As of March 23, 2018, the exchange rate for one Canadian dollar expressed in terms of US dollars, as quoted by Morningstar Foreign Exchange Fast Lite on or about noon Eastern Standard Time, equaled 0.7735.
The following exchange rates tables are based upon the last traded price on or about noon Eastern Standard Time from Morningstar Foreign Exchange Fast Lite.

The following table sets forth the high and low exchange rates for one Canadian dollar expressed in terms of US dollars for each month during the previous six months.

	Low	High
September 2017	0.7980	0.8245
October 2017	0.7767	0.8061
November 2017	0.7758	0.7882
December 2017	0.7744	0.7982
January 2018	0.7912	0.8123
February 2018	0.7841	0.8141
March 2018 (through March 23, 2018)	0.7633	0.7808
The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of US dollars for the fiscal years presented below. The average rate is calculated using the average of the exchange rates on the last day of each month during the period.

Average
2013	0.9720
2014	0.9060
2015	0.7824
2016	0.7544
2017	0.7703

B.	CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D.	RISK FACTORS
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

Given that a significant portion of the Company’s major raw materials are by-products of crude oil and natural gas, the Company is subject to risks associated with energy markets. These markets are subject to volatility, which may result in increased raw material costs for the Company. A number of potential factors, such as legislation aimed at reducing greenhouse gas emissions, wars, terrorist attacks, natural disasters, heightened tariffs and other adverse international trade issues, and political unrest, may result in volatile energy markets and increased raw material costs for the Company.
Unfavorable consumer responses to price increases could have a material adverse impact on our sales and earnings.
From time to time, and especially in periods with rising raw material costs, we increase the prices of our products. Significant price increases could impact our earnings, depending on, among other factors, the pricing by competitors of similar products and the response by the customers to higher prices. Such price increases may result in lower volume of sales and a subsequent decrease in earnings.
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
The markets for the Company’s products are highly competitive. Competition in its markets is primarily based upon the quality, breadth and performance characteristics of its products, customer service and price. The Company’s ability to compete successfully depends upon a variety of factors, including its ability to create new and improved products, effectively employ skilled personnel, increase manufacturing facility efficiencies, reduce manufacturing costs, and create complementary products for customer convenience of a single supplier, as well as its access to quality, low-cost raw materials.
Some of the Company’s competitors, particularly certain of those located in Asia, may, at times, have lower costs (i.e. raw material, energy and labor) and/or less restrictive environmental and governmental regulations to comply with than the Company. Other competitors may be larger in size or scope than the Company, which may allow them to achieve greater economies of scale on a global basis or allow them to better withstand periods of declining prices and adverse operating conditions.
Demand for the Company’s products and, in turn, its revenue and profit margins, are affected by customer preferences and changes in customer ordering patterns which may occur as a result of, among other things, changes in inventory levels and timing of purchases which may be triggered by price changes and incentive programs.

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
The Company’s manufacturing facility rationalization initiatives, manufacturing cost reduction programs and capital expenditure projects may result in higher costs and less savings than anticipated.
The Company has implemented several manufacturing facility rationalization initiatives, manufacturing cost reduction programs and capital expenditure projects. Certain of these have not been, and others may not in the future be, completed as planned. As a result, the costs and capital expenditures incurred by the Company have in certain instances substantially exceeded, and may in the future substantially exceed, projections. In addition, the timing for achieving cost reductions has sometimes been, and may in the future be, later than expected. This could potentially result, and has in certain instances resulted, in additional debt incurred by the Company, increased costs, reduced profits, or reduced production. In addition, the anticipated manufacturing cost savings may be less than expected or may not materialize at all.
Acquisitions could expose the Company to significant business risks.
The Company may make strategic acquisitions that could, among other goals, complement its existing products, expand its customer base, range of products, production capacity and markets, improve distribution efficiencies, lower production costs and enhance its technological capabilities. Financial risks from these acquisitions include: (a) the use of the Company’s cash resources; (b) paying a price that exceeds the future value realized from the acquisition; (c) potential known and unknown liabilities of the acquired businesses, as well as contractually-based time and monetary limitations on a seller’s obligation to indemnify us for such liabilities; (d) the incurrence of additional debt; (e) the dilutive effect of the issuance of any additional equity securities we issue as consideration for, or to finance, the acquisition; (f) the financial impact of incorrectly valuing goodwill and other intangible assets involved in any acquisitions; (g) potential future impairment write-downs of goodwill and indefinite life intangibles and the amortization of other intangible assets; (h) possible adverse tax and accounting effects; and (i) the risk that we spend substantial amounts purchasing these manufacturing facilities and assume significant contractual and other obligations with no guaranteed levels of revenue or that we may have to close or sell acquired facilities at our cost, which may include substantial employee severance costs and asset write-offs.
Further, there are possible operational risks including: difficulty assimilating and integrating the operations, products, technology, information systems and personnel of acquired companies; losing key personnel of acquired entities; entry into markets in which the Company has no or limited prior experience; diversion of management’s attention; compliance with a different jurisdiction’s laws; failure to obtain or retain intellectual property rights for certain products; and difficulty honoring commitments made to customers of the acquired companies prior to the acquisition. The Company may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses. These acquisitions could expose the Company to significant integration risks and increased organizational complexity, including more complex and costly accounting processes and internal controls, which may challenge management and may adversely impact the realization of an increased contribution from said acquisitions. The failure to adequately anticipate and address these risks could adversely affect the Company’s business and financial performance.
Although the Company performs due diligence investigations of the businesses and assets that it acquires, and anticipates continuing to do so for future acquisitions, there may be liabilities related to the acquired business or assets that the Company fails to, or is unable to, uncover during its due diligence investigation and for which the Company, as a successor owner, may be responsible. A potential example of such liability is cybersecurity risks. We, along with third party advisors, typically perform due diligence on such risks when we purchase targets. Such diligence may, however, be deficient or the potential cybersecurity liabilities may be difficult or impossible to identify in diligence. When feasible, the Company seeks to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor, or other reasons.
Some of our recent acquisitions involve, and potential future acquisitions may involve, operations outside of the US which are subject to various risks including those described in “Risk Factors – The Company faces risks related to its international operations.”

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
A number of these restrictions are more stringent regarding subsidiaries of the Company that are not party to the Company’s Revolving Credit Facility (collectively, the “Non-Credit Parties”). The Non-Credit Parties are limited in their ability to incur debt outside of the Company’s Revolving Credit Facility. In addition, the Company and its subsidiaries are limited in the amount of investments that they may make in the Non-Credit Parties and the amount of guaranties they may make in connection with debt incurred by the Non-Credit Parties outside of the Company’s Revolving Credit Facility.
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
The Company’s dividend policy currently provides for an annualized dividend of $0.56 per share. The future declaration and payment of dividends, if any, will be at the discretion of the Board of Directors and will depend on a number of factors, including the Company’s financial and operating results, financial position, legal requirements, and anticipated cash requirements. The Company can give no assurance that dividends will be declared and paid in the future or, if declared and paid in the future, at the same level as in the past. Additionally, the Company’s Revolving Credit Facility restricts its ability to pay dividends if the Company does not maintain certain borrowing availability or if the Company is in default.
The Company’s outstanding debt could adversely affect its financial condition.
As of December 31, 2017, the Company had outstanding debt of $279.5 million, which represented 21.8% of its total capitalization. Of such total debt, approximately $279.5 million, or all of the Company’s outstanding debt, was secured. The Company’s outstanding indebtedness could adversely affect its financial condition. The Company’s outstanding indebtedness could also increase its vulnerability to adverse general economic and industry conditions; require the Company to dedicate a substantial portion of its cash flows from operating activities to payments on its indebtedness, thereby reducing the availability of the Company’s cash flows to fund working capital, capital expenditures, potential acquisitions, research and development efforts and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have less debt; and limit the Company’s ability to borrow additional funds on terms that are satisfactory to it or at all.
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
The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $29.3 million as of December 31, 2017 as compared to $30.8 million at the end of 2016. For 2017 and 2016, the Company contributed $4.2 million and $1.4 million, respectively, to its wholly or partially funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit. In addition, the Company cannot predict whether a change in factors such as pension asset performance or interest rates, will require the Company to make a contribution in excess of its current expectations. Also, the Company expects to contribute $2.9 million to satisfy its 2018 minimum funding requirement for its wholly or partially funded pension plans and to beneficiaries for its unfunded other benefit plans. Further, the Company may not have the funds necessary to meet future minimum pension funding requirements or be able to meet its pension benefit plan funding obligation through cash flows from operating activities.
The Company depends on the proper functioning of its information systems.
The Company is dependent on the proper functioning of information systems, some of which are owned and operated by third parties, including the Company's vendor, customers and/or suppliers, to store, process and transmit confidential information, including financial reporting, inventory management, procurement, invoicing and electronic communications belonging to its customers, its suppliers, its employees and/or the Company itself. The Company’s information systems are vulnerable to natural disasters, fire, casualty, theft, technical failures, terrorist acts, cyber security breaches, power loss, telecommunications failures, physical or software intrusions, computer viruses, and similar events. If the Company’s critical information systems fail or are otherwise unavailable, its operations could be disrupted, causing a material adverse effect on its business, operations and financial statements.

Increasingly, the Company is relying on third parties to provide software, support and management with respect to a variety of business processes and activities as part of our information technology network, and we are utilizing cloud computing through certain of our third-party vendors. The security and privacy measure the Company and its vendors, customers and suppliers implement are critical to our business, our key relationships, and compliance with applicable law. Despite the Company's security measures and business continuity plans, these information technology networks may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers, natural disasters or catastrophic events, or breaches due to errors or malfeasance by employees, contractors and others who have access to the networks and systems.

Any theft or misuse of information resulting from a security breach of the Company's or a third party's information technology networks and systems could result in, among other things, loss of significant and/or sensitive information, litigation by affected parties, financial obligations resulting from such theft or misuse, higher insurance premiums, governmental investigations, negative reactions from current and potential future customers (including potential negative financial ramifications under certain customer contract provisions) and poor publicity. Given the seemingly increasing frequency and severity of cyberattacks on commercial and governmental organizations in recent years, this threat may be heightened for the Company. Any of these consequences, in addition to the time and funds spent on monitoring and mitigating the Company’s exposure and responding to breaches, including the training of employees, the purchase of protective technologies and the hiring of additional employees and consultants to assist in these efforts, could adversely affect its financial results.
To date, the Company has not experienced a material cybersecurity breach and has prevented or adequately managed less impactful incidents. However, we suspect that risks and exposures related to cybersecurity attacks will remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats. The Company maintains first and third-party cybersecurity insurance coverage in an attempt to mitigate such risks.
The Company faces risks related to its international operations.
The Company has customers and operations located outside the US and Canada. In 2017, sales to customers located outside the US and Canada represented approximately 10% of its sales. The Company’s international operations present it with a number of risks and challenges, including potential difficulties staffing and managing its foreign operations, potential difficulties managing a more extensive supply chain as compared to its sales efforts in the US and Canada, potential adverse changes in tax regulations affecting tax rates and the way the US and other countries tax multinational companies, the effective marketing of the Company’s products in other countries, tariffs and other trade barriers, less favorable intellectual property laws, longer customer payment cycles, exposure to economies that may be experiencing currency volatility or negative growth, exposure to political and economic instability and unsafe working conditions (including acts of terrorism, widespread criminal activities and outbreaks of war), certain cultural differences and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance. As a result of the Company’s recent acquisitions of Powerband Industries Private Limited (d/b/a "Powerband") and Capstone Polyweave Private Limited (d/b/a "Capstone"), we expect that our business mix will rebalance to a greater percentage of international operations which should increase our exposure to these risks.
Substantial changes to US trade and tax policies, including heightened import restrictions or tariffs, may occur, particularly in light of certain trade positions advocated by the current US government. Restrictions could prevent or make it difficult for the Company to obtain certain raw materials and/or equipment needed to manufacture certain products. Increased tariffs could require the Company to increase its prices which likely could decrease demand for the Company’s products. In addition, other countries may retaliate through their own restrictions and/or increased tariffs which would affect our ability to export products and therefore adversely affect our sales.
The US Federal Reserve recently increased its benchmark interest rate and signaled that rates could continue to rise. While it is unclear whether these actions suggest a change in previous monetary policy positions, including but not limited to an elimination of quantitative easing over time, any such change or market expectation of such change may result in significantly higher long-term interest rates. Such a transition may be abrupt and may, among other things, reduce the availability and/or increase the costs of obtaining new debt and refinancing existing indebtedness, negatively impact the market price of our common stock, and potentially decrease demand for the products of the Company and its customers.
In addition, in June 2016, voters in the United Kingdom approved an advisory referendum to withdraw membership from the European Union (commonly referred to as “Brexit”), which could cause disruptions to, and create uncertainty surrounding, the Company’s business in Europe, including affecting the Company’s relationships with its existing and future customers, suppliers and employees.
Finally, the Company’s financial statements are reported in US dollars while a portion of its sales are made in other currencies, primarily the Canadian dollar, the Euro and the Indian Rupee. As a result, fluctuations in exchange rates between the US dollar and foreign currencies can have a negative impact on the Company’s reported operating results and financial condition. Moreover, in some cases, the currency of the Company’s sales does not match the currency in which it incurs costs, which can negatively affect its profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility where the facility faces competition from non-local producers, as well as the Company’s ability to successfully market its products in export markets.

The Company’s operations are subject to comprehensive environmental regulation and involve expenditures which may be material in relation to its operating cash flow.
The Company’s operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, US (federal, state and local), Canadian (federal, provincial and local) and Indian (federal, state and local) environmental laws applicable to the Company include statutes and regulations intended to impose certain obligations with respect to site contamination and to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties, as well as to prevent future soil and groundwater contamination; imposing ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; governing the handling, management, treatment, storage and disposal of hazardous wastes and substances; and regulating the discharge of pollutants into waterways.
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
The Company obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time it either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or groundwater analysis. The assessments have not revealed any material or significant environmental liability, other than, or in addition to, the $2.3 million liability as of December 31, 2017, accrued in provisions in the Company’s consolidated balance sheet, that, based on current information, the Company believes will have a material adverse effect on it. Nevertheless, these assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities that the Company is not aware of. In addition, ongoing cleanup and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company’s properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of its properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of its operations, may cause the Company to incur significant costs and liabilities that could have a material adverse effect on it.
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
Except for the strike which occurred at the Company’s Brantford, Ontario manufacturing facility in 2008, which is now closed, the Company has never experienced any work stoppages due to employee related disputes. Management believes that it has a good relationship with its employees. However, there can be no assurance that work stoppages or other labor disturbances will not occur in the future. Such occurrences could adversely affect the Company’s business, financial condition and/or results of operations.
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
In the event of catastrophic loss of one of our key manufacturing facilities, our business would be adversely affected.
While we manufacture our products in a large number of diversified facilities and maintain insurance covering our facilities, a catastrophic loss of the use of all or a portion of one of our key manufacturing facilities due to accident, labor issues, weather conditions, natural disaster or otherwise, whether short of long-term, could have a material adverse effect on the Company.
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
The Company and certain of its subsidiaries are incorporated under the laws of Canada and a substantial amount of its assets are located outside of the US. Under bankruptcy laws in the US, courts typically assert jurisdiction over a debtor’s property, wherever located, including property situated in other countries. However, courts outside of the US may not recognize the US bankruptcy court’s jurisdiction over property located outside of the territorial limits of the US. Accordingly, difficulties may arise in administering a US bankruptcy case involving a Canadian debtor with property located outside of the US, and any orders or judgments of a bankruptcy court in the US may not be enforceable outside the territorial limits of the US.
It may be difficult for investors to enforce civil liabilities against the Company under US federal and state securities laws.
The Company and certain of its subsidiaries are incorporated under the laws of Canada. Certain of their directors are residents of Canada and a portion of directors’ and executive officers’ assets may be located outside of the US. In addition, certain subsidiaries are located in other foreign jurisdictions. As a result, it may be difficult or impossible for US investors to effect service of process within the US upon the Company, its Canadian subsidiaries, or its other foreign subsidiaries, or those directors and officers, or to enforce against them judgments of courts of the US predicated upon the civil liability provisions of US federal securities laws or securities or blue sky laws of any state within the US. The Company believes that a judgment of a US court predicated solely upon the civil liability provisions of the Securities Act of 1933, as amended and/or the Securities Exchange Act of 1934, as amended (“Exchange Act”), would likely be enforceable in Canada if the US court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot assure, however, that this will be the case. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.
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
The Company is a foreign private issuer within the meaning of the rules promulgated under the Exchange Act. As such, it is exempt from certain provisions applicable to US companies with securities registered under the Exchange Act, including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuers’ equity securities within a period of less than six months). Because of these exemptions, purchasers of the Company’s securities are not afforded the same protections or information generally available to investors in public companies organized in the US. For the year ended December 31, 2008 and commencing for the year ended December 31, 2010 and going forward, the Company has elected to file its annual report on Form 20-F which also fulfills the requirements of the Annual Information Form required in Canada, thus necessitating only one report. The Company reports on Form 6-K, and makes certain other filings (such as Form S-8, Form 11-K and Form SD), with the US Securities and Exchange Commission and publicly releases quarterly financial reports.
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
We repurchase shares in the open market and otherwise for cancellation pursuant to normal course issuer bids (“NCIB”), which allow us to repurchase a certain number of shares during a specified period. Under our NCIB, we are authorized to repurchase up to an aggregate of approximately 4,000,000 common shares over the twelve-month period ending July 16, 2018. The timing and actual number of shares repurchased will depend on a variety of factors including the timing of open trading windows, price, corporate and regulatory requirements, and other market conditions. The existence of the NCIB, however, could also cause our share price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our subordinate voting shares.

Item 4:	Information on the Company

A.	HISTORY AND DEVELOPMENT OF THE COMPANY
The Company was established when Intertape Systems Inc., a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal, Quebec, Canada. The Company was incorporated under the Canada Business Corporations Act on December 22, 1989 under the name “171695 Canada Inc.” On October 8, 1991, the Company filed a Certificate of Amendment changing its name to “Intertape Polymer Group Inc.” A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company was amalgamated with EBAC Holdings Inc.
The Company’s corporate headquarters is located at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec, Canada H4M 2X5 and the address and telephone number of its registered office is 800 Place Victoria, Suite 3700, Montréal, Québec H4Z 1E9, c/o Fasken Martineau Dumoulin LLP, (514) 397-7400.
In recent years, the Company has undertaken a number of significant manufacturing facility rationalization initiatives in an effort to achieve its goal of being a low-cost producer of its products along with having world class assets at its manufacturing facilities. In the first quarter of 2013, the Company transferred the manufacturing operations at its Richmond, Kentucky facility (which had ceased during the fourth quarter of 2012) to its Carbondale, Illinois facility and subsequently sold the Richmond, Kentucky facility in the fourth quarter of 2014. In addition, the Company consolidated its North American shrink film production at its Tremonton, Utah facility in 2013.
In February 2013, the Company announced plans to relocate and modernize its Columbia, South Carolina, manufacturing facility and in June 2013 it acquired property in Blythewood, South Carolina, which is located in close proximity to the Columbia, South Carolina manufacturing facility. In October 2015, the Columbia, South Carolina facility was damaged by significant rainfall and severe flooding ("South Carolina Flood"). The damages sustained were considerable and resulted in the facility being permanently shut down earlier than expected and its duct and masking tape production lines relocated to Blythewood, South Carolina. While this effort was completed in 2016, the Company continues to work on the reformulation of masking tape produced in the Blythewood, South Carolina manufacturing facility. Currently, the Company has validated one of the masking tape products with overseas customers and has begun customer trials on the second masking tape product. Beginning in February 2018, the Company commercialized post-South Carolina Flood stencil production on the second of two stencil products based on positive customer feedback. As of December 31, 2017, capital expenditures for this project totaled $60.7 million, of which $2.7 million was spent in 2012, $21.8 million in 2013, $24.3 million in 2014, $7.9 million in 2015, $3.7 million in 2016, and nil in 2017. At this time, it is not expected that a material amount of additional capital expenditures will be required to achieve further improvement.
Effective October 30, 2014, the Company completed an internal restructuring to reorganize the capital structure of several of its legal entities to more efficiently manage its intercompany debt. The results of this restructuring were (in addition to certain transfers of certain intercompany receivables, payables and notes): (a) IPG Holdings LP was dissolved; (b) all of the preferred shares in IPG (US) Holdings Inc. were redeemed and cancelled, with Intertape Polymer Group Inc. owning all of the common shares of IPG (US) Holdings Inc.; (c) Intertape Polymer Group Inc. formed IPG Luxembourg S.à r.l, a Luxembourg private limited liability company (société à responsabilité limitée) as a wholly owned subsidiary of Intertape Polymer Group Inc. and (d) Intertape Polymer Corp. transferred all of its preferred equity interests in Intertape Polymer Inc. to IPG (US) Inc.

On April 7, 2015, the Company purchased 100% of the issued and outstanding common stock of BP Acquisition Corporation (which wholly-owns a subsidiary, Better Packages, Inc.) (“Better Packages”), a leading supplier of water-activated tape dispensers. The Company paid an aggregate purchase price of $15.2 million, net of cash acquired. The Company expects Better Packages to continue to extend the Company’s product offering and global presence in the rapidly growing e-commerce market. Effective September 1, 2015, along with certain related transfers of certain intercompany receivables, payables and notes, on or about the same date, Intertape Polymer US Inc. was dissolved.

On November 2, 2015, the Company purchased 100% of the issued and outstanding common shares of RJM Manufacturing, Inc. (d/b/a “TaraTape”), a manufacturer of filament and pressure-sensitive tapes. The Company paid an aggregate purchase price of $11.0 million, net of cash acquired. As part of the Company’s plan to realize operational synergies from the TaraTape acquisition, the Company closed its Fairless Hills, Pennsylvania manufacturing facility and ceased its manufacturing operations as of December 31, 2016. In order to accommodate the related production volume, the Company leveraged production capacity in its Carbondale, Illinois and Danville, Virginia manufacturing facilities and will continue to do so.
On February 16, 2016, the Company announced it would invest $44 to $49 million in the construction of a greenfield manufacturing facility in Midland, North Carolina, with a goal to increase its manufacturing capacity of water-activated tapes by the end of 2017 ("Midland WAT Project"). The Midland, North Carolina manufacturing facility began commissioning production lines in the third and fourth quarters of 2017 and is now substantially completed. The Company continues to fine-tune the related production processes as per the scheduled ramp-up plan. As of December 31, 2017, capital expenditures for this project since inception totaled $47.6 million of which $4.3 million was spent in 2015, $13.7 million in 2016 and $29.6 million in 2017. As a result of the success of this project to date and the Company's expectation of further demand growth in water-activated tapes, in the third quarter of 2017, the Company began an initiative to further expand capacity at the Midland, North Carolina facility for an additional expected investment of $14 to $16 million and which is expected to be completed by the beginning of 2019 ("Midland Expansion Project"). As of December 31, 2017, capital expenditures for this project since inception totaled $5.4 million.
On September 16, 2016, IPG Mauritius Ltd., a newly formed subsidiary of the Company, under a Share Purchase Agreement, dated September 2, 2016, purchased a 74% ownership stake in Powerband, a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India, with the remaining 26% continuing to be held by the Desai family which founded the company in 1994. The Company paid an aggregate purchase price of $41.9 million, net of cash acquired. The Company also entered into various option agreements with the Desai family for the transfer of the remaining shares under certain limited circumstances.
On July 4, 2017, the Company and the Desai family executed a binding term sheet that confirmed that the Company's call option on all of the shares owned by the Desai family had been triggered and substantially reaffirmed the exit terms of the Share Purchase Agreement. Execution of this agreement resulted in the recognition of $12.7 million in present obligations recorded in call option redemption liability, and a corresponding reduction of equity as of December 31, 2017. As of March 29, 2018, no shares have been purchased by the Company under this agreement as the parties continue to work through the exit provisions stipulated in the term sheet. In the third quarter of 2016, the Company approved a plan to expand the production capacity within the Daman, India manufacturing facility and to expand capacity by investing in the construction of a greenfield manufacturing facility in Dahej, India (the “Powerband Investment Projects”). Capital expenditures for the Powerband Investment Projects is estimated to total approximately $18 to $20 million, and the plan for the additional capacity in the current manufacturing facility was completed by mid-2017 while the greenfield facility was originally expected to be operating in 2018. In light of the ownership transition described above, the Company has reevaluated and extended the timeline for the completion of the greenfield facility to the first half of 2019. As of December 31, 2017, capital expenditures for these projects since inception totaled $8.8 million of which $1.5 million was spent in 2016 and $7.3 million in 2017.
On June 23, 2017, as one of the initial steps in the establishment of the partnership in Capstone Polyweave Private Limited, a newly-formed enterprise in India (doing business as "Capstone"), the Company purchased substantially all of the issued and outstanding shares of Capstone ("Capstone Partnership") for cash consideration of $5.1 million, funded primarily from the Revolving Credit Facility. The principal purpose of the Capstone Partnership is to provide the Company with a globally-competitive supply of certain woven products in order to better service and grow the Company’s woven products business. The Company’s investment in Capstone is intended to reinforce its strategic position in woven products through vertical integration. The Company is partnering with the non-controlling shareholders of Capstone, who are also the shareholders and operators of Airtrax Polymers Private Limited (doing business as "Airtrax"). Airtrax manufactures and sells woven products that are used in various applications, including applications in the building and construction industry. The Company has agreed to maintain a minimum 55% interest in Capstone for total cash consideration of approximately $13 million, which is being financed with funds available under the Revolving Credit Facility. The shareholders of Airtrax have agreed to arrange a contribution in kind to Capstone of the net assets attributed to Airtrax’s existing woven product manufacturing operations, which are estimated to have a value of approximately $12 million. The legal process to make the contribution of the net assets has begun and is expected to be completed in the first half of 2018. The Company has already made several payments toward additional investment during its period of ownership, and expects to make one further payment at completion of the in-kind contribution. On August 8, 2017, the Company purchased additional shares of Capstone for cash consideration of $5.1 million funded primarily from the Revolving Credit Facility. As of December 31, 2017, the Company and the non-controlling shareholders held 98.4% and 1.6% of the issued and outstanding shares of Capstone, respectively.
The majority of the Company’s total expected cash consideration of approximately $13 million is expected to be used by Capstone to partially finance the construction of a greenfield manufacturing facility in Karoli, India, which is expected to cost approximately $28 to $32 million ("Capstone Greenfield Project"). The remaining balance is expected to be financed utilizing debt. The purpose of the Capstone Greenfield Project is to create new capacity in Capstone in order to produce woven products primarily for the Company’s global distribution. The Capstone Greenfield Project has begun, and capital expenditures totaled $8.4 million as of December 31, 2017. Commercial operations are expected to commence in the first half of 2019.
On July 1, 2017, the Company acquired substantially all of the assets of Canadian Technical Tape Ltd. (d/b/a"Cantech"), a privately-owned North American supplier of industrial and specialty tapes based in Montreal, for an aggregate purchase price of $67.0 million, net of cash acquired. The assets included the shares of Cantech Industries Inc., Cantech’s US subsidiary (collectively, the “Cantech Acquisition”). The purchase price was financed with funds available under the Company's Revolving Credit Facility. The Cantech Acquisition enhances the Company's product offering and adds additional distribution channels for the Company's products in Canada, the US and Europe.
The Company’s total capital expenditures in connection with property, plant and equipment were $85.3 million, $50.0 million, and $34.3 million for the years 2017, 2016, and 2015, respectively. Capital expenditures for the year ended December 31,

2017 were primarily for property, plant and equipment to support the following strategic and growth initiatives: the Midland WAT Project ($29.6 million), the capacity expansion of stretch film production in the Danville, Virginia manufacturing facility ("Stretch Film Project") ($9.6 million), the Capstone Greenfield Project ($8.4 million), the Powerband Investment Projects ($7.3 million), the Midland Expansion Project ($5.4 million), the expansion of the Company’s specialty tape product offering ("Specialty Tape Project") ($2.5 million), the shrink film capacity expansion at the Tremonton, Utah manufacturing facility ("Utah Shrink Film Project") ($2.3 million) and the shrink film capacity expansion at the Portugal manufacturing facility ("Portuguese Shrink Film Project") ($1.0 million). Capital expenditures for the year ended December 31, 2016 were primarily for property, plant and equipment to support the following strategic and growth initiatives: The Midland WAT Project ($13.7 million), the Portuguese Shrink Film Project ($5.4 million), the Specialty Tape Project ($2.7 million), the Powerband Investment Projects ($1.5 million), and the Stretch Film Project ($1.4 million). Capital expenditures for the year ended December 31, 2015 were primarily for property, plant and equipment to support the following strategic and growth initiatives: the new facility in Blythewood, South Carolina ($7.9 million), the Midland WAT Project ($4.2 million), the Portuguese Shrink Film Project ($3.9 million), and the Specialty Tape Project ($3.2 million). The Company typically relies upon cash flows from operations and funds available under the Revolving Credit Facility to fund capital expenditures.

B.	BUSINESS OVERVIEW
The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies. The Company develops, manufactures and sells a variety of paper and film-based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use. The Company’s products primarily consist of carton sealing tapes, including pressure-sensitive and water-activated tapes; packaging equipment; industrial and performance specialty tapes including masking, duct, electrical, foil, process indicator, sheathing, sports and reinforced filament tapes; stencil products; shrink film; stretch wrap; lumberwrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics.
The Company has approximately 2,500 employees with operations in 19 locations, including 13 manufacturing facilities in North America and one each in Europe and Asia.
The Company has assembled a broad range of products by leveraging its manufacturing technologies, its research and development capabilities, global sourcing expertise and its strategic acquisition program. Over the years, the Company has made a number of strategic acquisitions, including the 2017 acquisitions of Cantech and a 55% interest in Capstone, the 2016 acquisition of a 74% ownership stake in Powerband and the 2015 acquisitions of TaraTape and Better Packages, in order to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets including fulfillment, food processing, general manufacturing, transportation, building and construction, consumer, oil and gas, agriculture, aerospace, appliance, sports and entertainment, marine, composites military and medical applications.
Overview of Periods
2015
On April 7, 2015, the Company purchased 100% of the issued and outstanding common stock of Better Packages, a leading supplier of water-activated tape dispensers. The Company paid an aggregate purchase price of $15.2 million, net of cash acquired.
The Company transferred its production of duct tape to the Blythewood, South Carolina facility in early April 2015. During the second and third quarters of 2015, commissioning of the duct tape production line was ongoing in order to work toward the attainment of target levels of product quality balanced with targeted production efficiency. Although the Company was able to meet customer demand for duct tape during the second and third quarters of 2015, there were production yield and operating inefficiencies related to the ramp-up of duct tape production that had a negative impact on results in these quarters and resulted in an extended timeline for the project. However, these inefficiencies improved throughout the year and production was close to reaching targeted performance levels in early 2016. In the fourth quarter of 2015, the Company began limited production and sales of masking tape from the Blythewood facility. The Company completed commissioning efforts in relation to the duct and masking tape production lines in Blythewood, South Carolina in 2016. While this effort was completed in 2016, the Company continues to work on the reformulation of masking tape produced in the Blythewood, South Carolina manufacturing facility. Currently, the

Company has validated one of the masking tape products with overseas customers and has begun customer trials on the second masking tape product. Beginning in February 2018, the Company commercialized post-South Carolina Flood stencil production on the second of two stencil products based on positive customer feedback.
On June 4, 2015, the Board of Directors appointed Mr. George J. Bunze as the new Chairman of the Board following the retirement of the former Chairman, Mr. Eric E. Baker.
Effective July 10, 2015, the NCIB (effective on July 10, 2014 and scheduled to expire on July 9, 2015) was renewed. In connection with this NCIB, the Company was entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. This renewed NCIB was set to expire on July 9, 2016. On November 11, 2015, the Toronto Stock Exchange (“TSX”) approved an amendment to the Company’s NCIB, as a result of which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares.
On August 12, 2015, the Company’s Board of Directors approved a change in the quarterly dividend policy by increasing the annualized dividend by 50% from $0.32 to $0.48 per common share.
In August 2015, one of the Company’s wholly-owned subsidiaries entered into a partially forgivable loan. The loan was entered into with Agencia para Investmento Comercio Externo de Portugal, EPE, the Portuguese agency for investment and external trade, as part of financing a capital expansion project. The loan totalled approximately $1.2 million at December 31, 2015 (€1.1 million). Based on the terms of the agreement, 50% of the loan will be forgiven in 2020 based on satisfying certain 2019 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing and semi-annual installments of principal are due beginning in July 2018 through January 2024.
On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding. The damages sustained were considerable and resulted in the facility being shut down permanently. The Company had planned to shut down this facility by the end of the second quarter of 2016, so this represents a timeline of eight to nine months earlier.
In October 2015, one of the Company’s wholly-owned subsidiaries entered into a long-term debt agreement containing a short-term credit line and a long-term loan for the purpose of financing a capital expansion project. No amounts were outstanding and approximately $2.3 million (€2.5 million) of the loan was available as of December 31, 2015. Both credit lines bear interest at the rate of 6-month Euro Interbank Offered Rate ("EURIBOR") plus a premium (125 basis points as of December 31, 2015). The effective interest rate was 1.21% as of December 31, 2015. The short-term credit line matures October 2018 and is renewable annually, with interest due quarterly and billed in arrears. The long-term loan has a period of capital use until October 2017 and matures in 2022, with interest billed in arrears and due bi-annually beginning in April 2018. The loans are secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary.
During 2015, the Company entered into interest swap agreements designated as cash flow hedges. The terms of the interest swap agreements are as follows:

Effective Date	Maturity	Notional Amount	Settlement	Fixed interest rate paid
March 18, 2015	November 18, 2019	$40,000,000	Monthly	1.610%
August 18, 2015	August 20, 2018	$60,000,000	Monthly	1.197%
On November 2, 2015, the Company purchased 100% of the issued and outstanding common shares of TaraTape, a manufacturer of filament and pressure-sensitive tapes. The Company paid an aggregate purchase price of $11.0 million, net of cash acquired.
On November 11, 2015, the Company’s Board of Directors adopted a new By-Law 2015-1, requiring advance notice for the nomination of directors.
On November 30, 2015, the Board of Directors appointed Ms. Mary Pat Salomone as a new board member of the Company.
On December 14, 2015, the Company entered into a Shareholders Rights Plan Agreement (the “Rights Plan”) with CST Trust Company. The purpose of the Shareholder Rights Plan is to provide the Company’s Board of Directors with additional time, in the event of an unsolicited takeover bid, to develop and propose alternatives to the bid and negotiate with the bidder, as well as to ensure equal treatment of shareholders in the context of an acquisition of control made other than by way of an offer to all shareholders, and lessen the pressure on shareholders to tender to a bid. Under the policies of the TSX, the Rights Plan was required to be ratified by the shareholders of the Corporation at a meeting held within six months following the adoption of the Rights Plan, failing which the Rights Plan would have been required to be immediately cancelled and any rights issued thereunder would have been immediately redeemed or cancelled. On June 9, 2016, shareholders approved a resolution ratifying and approving the Rights Plan. For further details on the Rights Plan, see Item 10(C) below.
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
2016
On January 28, 2016 and September 2, 2016, the Company entered into amendments to its Revolving Credit Facility Agreement. The January 28, 2016 amendment included certain language clarifying when a change in control has occurred for purposes of the Revolving Credit Facility. The September 2, 2016 amendment included certain changes to the covenants and other sections to permit the acquisition of Powerband, as well as some or all of the Powerband Investment Projects, along with certain customary provisions regarding recent European Union legislation.
On May 9, 2016, the Board of Directors approved an amendment to the Performance Share Unit Plan ("PSU Plan") to provide the Company the option of settling PSUs in cash. In the event of cash settlement, the cash payment will equal the number of shares that would otherwise have been issued or delivered to the participant, multiplied by the volume weighted average trading price of the shares on the TSX for the five consecutive trading days immediately preceding the day of payment. The Board has full discretion to determine the form of settlement of the performance share units ("PSUs") and as of December 31, 2016, no such discretion had been used. As a result, the Company had no present obligation to settle the PSUs in cash and the amendment to the PSU Plan had no impact on the treatment of the PSUs as equity-settled share-based payment transactions as of December 31, 2016.
Additionally, on May 9, 2016, the Board of Directors approved an amendment to the PSU Plan that allowed for accelerated vesting of PSUs in the event of death, disability or retirement. This amendment required the immediate recognition of expense associated with awards outstanding for certain retirement-eligible participants, the impact of which was $0.4 million for the twelve months ended December 31, 2016 and was included in earnings in selling, general and administrative expenses ("SG&A").
The Company entered into an NCIB to repurchase for cancellation up to 2,000,000 common shares effective on July 10, 2014. The NCIB was subsequently renewed on July 10, 2015 and amended on November 11, 2015 to increase the total shares available for repurchase to 4,000,000 common shares. This NCIB, which was scheduled to expire on July 9, 2016, was renewed for a twelve-month period starting July 14, 2016 and set to expire on July 13, 2017. On September 23, 2016, the Company announced that in connection with its NCIB, the Company entered into an automatic share purchase plan pursuant to which the securities dealer acting as the Company’s agent for the NCIB may acquire, at its discretion, shares on the Company’s behalf during the “black-out” or “closed” periods under the Company’s stock trading policy, subject to certain parameters as to price and number of shares.

On August 10, 2016, the Board of Directors amended the Company’s dividend policy by increasing the annualized dividend by 7.7% from $0.52 to $0.56 per share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook.
On September 16, 2016, IPG Mauritius Ltd., a newly formed subsidiary of the Company, under a Share Purchase Agreement, dated September 2, 2016, purchased a 74% ownership stake in Powerband. The Company paid an aggregate purchase price of $41.9 million, net of cash acquired. The Company has also executed a plan to expand the production capacity within the Daman, India manufacturing facility, and has begun to execute a plan to expand capacity by investing in the construction of a greenfield manufacturing facility in India. Capital expenditures for the Powerband Investment Projects are currently estimated to total approximately $20 million, and the Powerband Investment Projects’ after-tax internal rates of return are expected to exceed the Company’s hurdle rate of 15%.

On October 19, 2016, the Company and its insurers reached a settlement for the outstanding property and business interruption claims related to the South Carolina Flood in the amount of $30.0 million, subject to a $0.5 million deductible covering substantially all of the claimed losses. As of December 31, 2017, the Company received a total of $29.5 million in insurance claim settlement proceeds. The Company recorded proceeds as a benefit in manufacturing facility closures, restructuring and other related charges totalling $5.0 million, $0.5 million and $9.3 million in the fourth quarter of 2015, second and fourth quarters of 2016, respectively, and as a benefit in cost of sales totalling $4.5 million, $8.1 million and $2.1 million in the second and fourth quarters of 2016 and the first quarter of 2017, respectively.
On November 5, 2015, the Company’s former Chief Financial Officer filed a lawsuit against the Company in the US District Court for the Middle District of Florida alleging certain violations by the Company related to the terms of his employment and his termination. On October 20, 2016, the Company and the former Chief Financial Officer agreed to a settlement of the outstanding litigation (“Litigation Settlement”). Pursuant to the terms of the confidential settlement agreement, the Company paid $1.9 million in October 2016 for full and complete settlement of all matters between the parties with respect to the litigation.
As part of its plan to realize operational synergies from the TaraTape acquisition completed in November 2015, the Company set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016. In order to accommodate the related production volume, the Company has leveraged production capacity in both its Carbondale, Illinois and Danville, Virginia manufacturing facilities and will continue to do so. As a result of the Fairless Hills facility closure, the Company increased its expectation of total annual synergies from this transaction to be between $4 and $6 million of additional adjusted EBITDA (1) by the end of 2017 from the previous estimate of between $2 and $4 million. In the fourth quarter of 2017, the Company achieved a run rate of $4.0 million in annual synergies associated with the closure and integration of TaraTape.
In 2016, the Company recorded a charge to earnings of $6.0 million, which included $4.0 million in non-cash charges related to impairment of property, plant and equipment, intangible assets and inventory and $1.9 million in cash charges related to termination benefits, facility restoration costs and other commitments. In 2017, the Company recorded a benefit of $0.3 million primarily related to a facility restoration provision reversal following the completion of restoration activities.

(1)	Adjusted EBITDA is a non-GAAP financial measure defined and reconciled to net earnings, the most directly comparable GAAP financial measure, later in this document.
2017

On January 27, 2017, June 9, 2017 and June 14, 2017, the Company entered into amendments to its Revolving Credit Facility Agreement. The January 27, 2017 amendment included certain changes to the covenants and other sections to permit the Powerband Investment Projects. The June 9, 2017 amendment increased the borrowing limit of the Revolving Credit Facility from $300 million to $450 million. The amended credit agreement continues to include an incremental accordion feature of $150 million, enabling the Company to further increase the credit limit if needed, subject to its existing terms and lender approval. The June 14, 2017 amendment included certain changes to the covenants and other sections to permit the Capstone Partnership.

On February 17, 2017, the Board of Directors approved amendments to the PSU Plan and Deferred Share Unit Plan ("DSU Plan") to provide for only cash settlement of PSU and deferred share unit ("DSU") awards, respectively. As a result of the amendment, the Company remeasured the fair value of the awards on the amendment date and will continue to do so prospectively at each reporting period end date and at settlement. There was no incremental fair value granted as a result of these modifications. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. Changes in the fair value of the liability will be reflected in SG&A. On March 7th, 2018, the Board of Directors approved the addition of RSUs as an available award type under the Amended and Restated Performance and Restricted Share Unit Plan ("PSU and RSU Plan"). No RSUs were granted or outstanding as of December 31, 2017.
On June 23, 2017, as one of the initial steps in the establishment of the Capstone Partnership, the Company purchased substantially all of the issued and outstanding shares of Capstone for cash consideration of $5.1 million. On August 8, 2017, the Company purchased additional shares of Capstone for cash consideration of $5.1 million. As of December 31, 2017, the Company and the non-controlling shareholders held 98.4% and 1.6% of the issued and outstanding shares of Capstone, respectively. The primary purpose of the Capstone Partnership is to finance the construction of a greenfield manufacturing facility to produce woven products primarily for the Company's global distribution. Capital expenditures are currently estimated to total approximately $30 million, and the Capstone Partnership's after-tax internal rates of return are expected to exceed the Company's hurdle rate of 15%. The Company expects commercial operations at greenfield facility to commence in the first half of 2019.

On July 1, 2017, the Company completed the Cantech Acquisition for an aggregate purchase price of $67.0 million, net of cash acquired. The purchase price was financed with funds available under the Company's Revolving Credit Facility. The Cantech Acquisition enhances the Company's product offering and adds additional distribution channels for the Company's products in Canada, the US and Europe.
As part of the Powerband Share Purchase Agreement, the Company entered into various option agreements with the non-controlling shareholders for the transfer of Powerband shares under certain limited circumstances. On July 4, 2017, the Company and the non-controlling shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. Execution of this agreement resulted in the recognition of $12.7 million in present obligations recorded in call option redemption liability, and a corresponding reduction of equity as of December 31, 2017. As of March 29, 2018, no shares have been purchased by the Company under this agreement as the parties continue to work through the exit provisions stipulated in the term sheet. The Company continues to prepare for the upcoming exit by the non-controlling shareholders including the appointment of a local senior management team to succeed the non-controlling shareholders, who were also operating the business. In light of this transition, the Company has reevaluated and extended the timeline for the completion of the Powerband Investment Project to the first half of 2019 with the same expected total project expenditures of approximately $20 million. In 2017, the Powerband Revolving Line of Credit was amended to add an incremental overdraft facility totalling $14.5 million (INR 925.7 million) primarily to fund the Powerband Investment Projects.
On July 17, 2017, TSX approved the renewal of the Company's NCIB, under which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares over the twelve-month period ending July 16, 2018. On September 1, 2017, the Company announced that, in connection with this renewed NCIB, it entered into an automatic share purchase plan with a Canadian securities dealer pursuant to which the securities dealer, acting as the Company's agent, could acquire at its discretion shares on the Company's behalf during a black-out or closed period under the Company's stock trading policy, subject to certain parameters as to price and number of shares. The Company subsequently terminated the automatic share purchase plan effective December 26, 2017. As of March 8, 2018, the Company has repurchased 487,300 common shares under its NCIB for a total purchase price of approximately $7.5 million.
In November 2017, the Company adopted an updated Code of Business Conduct and Ethics.

During 2017, the Company entered into interest swap agreements designated as cash flow hedges. The terms of the interest swap agreements are as follows:

Effective Date	Maturity	Notional amount		Settlement	Fixed interest rate paid
June 8, 2017	June 20, 2022	$40,000		Monthly	1.79%
July 21, 2017	July 18, 2022	CDN$90,000	(1)	Monthly	1.6825%
August 20, 2018	August 18, 2023	$60,000		Monthly	2.045%

(1)
On July 21, 2017, the Company entered into an interest rate swap agreement to minimize the long-term cost of borrowings priced at the 30-day Canadian Dollar Offered Rate ("CDOR"). The notional amount will decrease by CDN$18.0 million on the 18th of July each year until settlement.

Products, Markets and Distribution

(a) Tapes
The Company manufactures a variety of paper and film based tapes, including pressure-sensitive and water-activated carton sealing tapes, and industrial and performance specialty tapes including paper, flatback, duct, process indicator, cloth, double-coated, foil, electrical, filament tapes and stencil products.
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

The Company’s tape products are manufactured and primarily sold under the Company’s Intertape™, Central®, American®, Anchor®, Cantech® and Tuck® brands to industrial distributors and retailers, and are manufactured for sale to third parties under private brands.

Tape products launched in 2015, 2016, and 2017 include new transfer adhesive products, clean removal tensilized polypropylene and filament products, UL rated HVAC tapes, additional specialty masking products, and tape products designed for the industrial and fulfillment market. Further information regarding these new products can be found in Item 4.B.5 “Research and Development and New Products” below.
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
In 2017, the Company increased the variety of water-activated tape products for the fulfillment market. Also in 2017, the Company launched a variety of utility and midgrade acrylic carton sealing tapes to accommodate the needs of the industrial market.
For the years ending December 31, 2017, December 31, 2016, and December 31, 2015, tapes accounted for 68%, 67%, and 68%, respectively, of the Company’s revenue.
The Company’s tape products consist of two main product groups, Carton Sealing Tapes and Industrial & Specialty Tapes.
Carton Sealing Tapes
Carton sealing tapes are sold primarily under the Intertape™and Central® brands to industrial distributors and leading retailers, as well as to third parties under private brands. Management believes the Company is the only company worldwide that produces carton sealing tapes using all four adhesive technologies: hot melt, acrylic, natural rubber and water- activated. The Company also sells the application equipment required for the dispensing of its carton sealing tapes.
Hot Melt Tape
Hot melt carton sealing tape is a polypropylene film coated with a synthetic rubber adhesive which is suitable for a wide range of applications. Typical applications include manual and automatic box sealing for industries such as moving and storage, general shipping and mailing, fulfillment, food processing, pharmaceutical and general manufacturing, as well as package repair and bundling. Some varieties can be used in cooler temperature applications (down to 35 degrees Fahrenheit) or to seal high recycled content boxes.
The Company’s primary competitors for this product are 3M Co., Shurtape Technologies LLC and Vibac Group.
Acrylic Tape
Acrylic carton sealing tape is a polypropylene film coated with a pressure-sensitive acrylic adhesive. The Company's product range can accommodate a variety of performance applications. This product is best suited for applications where resistance to aging, weathering and discoloration as well as ultraviolet light exposure tolerance, are important. Typical applications include manual and automatic box sealing for industries such as long-term storage, consumer and retail, food processing, produce, floral, and pharmaceutical.  This product can be used in cooler temperature box sealing applications (down to 32 degrees Fahrenheit).
The Company’s primary competitors for this product are 3M Co., GTA, Primetac (Pitamas), Vibac Group and other imported Asian products.
Natural Rubber Tape
Natural rubber carton sealing tape is a polypropylene film coated with natural rubber adhesive and is unique among the carton sealing tapes because of its robust adhesion properties. This tape is ideally suited for conditions involving hot, dusty, humid or cold environments. Typical uses include moving and storage industry applications, as well as packaging and shipping. The Company’s primary competitors for this product are Vibac Group and imported products from Europe.
Water-Activated Tape
Water-activated carton sealing tape is typically manufactured using a filament reinforced kraft paper substrate and a starch based adhesive that is activated by water. Water-activated tape is used primarily in applications where a strong mechanical bond or tamper evidence is required. Typical end-use markets include retail fulfillment centers, third-party logistics providers (“3PLs”), furniture manufacturers and the apparel industry. The Company’s primary competitors for this product are Holland Manufacturing Co. Inc. and other imported products.

Industrial & Specialty Tapes
The Company produces the following industrial and specialty products sold primarily under the Intertape™, American®, Anchor®, Cantech® and Tuck® brands: paper tape, flatback tape, duct tape, double-coated tape, foil tape, electrical and electronic tape, filament tape, cloth, process indicator, sheathing and stencil products.
Paper Tape
Paper tape is manufactured from a crepe paper substrate coated with a natural rubber or a synthetic rubber adhesive. Paper tape is used for a variety of performance and general purpose end-use applications. Product applications include paint masking (consumer, contractor, automotive, aerospace and marine), splicing, bundling/packaging, and general light duty applications. The Company’s primary competitors for this product are 3M Co., Shurtape Technologies, LLC, and Tesa Tape, Inc.
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
Duct Tape
Duct tape is manufactured from a polyethylene film that has been reinforced with scrim and coated with natural/synthetic rubber blend adhesive or specialty polymer adhesives. Duct tape is primarily used by general consumers for a wide range of applications. Duct tapes are also used in maintenance, repair and operations, in the HVAC (heating, ventilation and air conditioning) markets, construction and in the convention and entertainment industries. The Company’s primary competitors for this product are Berry Plastics Corp., 3M Co., Shurtape Technologies, LLC. and imported Asian products.
Double-Coated Tape
Double-coated tape is manufactured from a paper, foam, or film substrate and is coated on both sides with a variety of adhesive systems. Double-coated tape also uses a release liner made from paper or film that prevents the tape from sticking to itself. Double-coated tape is typically used to join two dissimilar surfaces. The Company’s double-coated tape products are used across a range of markets that include aerospace, graphics, transportation, converting and nameplates. The Company’s primary competitors for this product are 3M Co., Tesa Tape, Inc., Scapa Group plc. and imported Asian products.
Foil Tape
Foil tape is manufactured using an aluminum substrate and a variety of adhesive systems. The tape is designed for applications that range from HVAC, building and construction, aerospace, transportation, industrial, and general purpose. The products are UV resistant, have reflective and flame-retardant properties, and remain flexible to resist cracking and lifting around irregular or curved surfaces. The Company’s primary competitors for this product are 3M Co., Berry Plastics and Avery Dennison Corp.
Electrical and Electronic Tape
Electrical and electronic tape is manufactured from a number of different substrates, including paper, polyester, glass cloth and a variety of adhesive systems that include rubber, acrylic and silicone adhesives. Electrical and electronic tapes are engineered to meet stringent application specifications and many electrical and electronic tapes are Underwriters Laboratories (UL) component listed. The Company’s primary competitors for this product are 3M Co., Nitto Denko, Saint Gobain and Bondtec.
Filament Tape
Filament tape is a film or paper-backed adhesive tape with fiberglass, polyester fibers embedded in the adhesive to provide high tensile strength. Primary applications for filament tape include temporary holding, bundling and unitizing (strapping), subsea umbilical cables (oil and gas), metal coil tabbing, and agricultural applications. The Company’s primary competitors for this product are 3M Co. and Shurtape Technologies, LLC.

Cloth Tape

Cloth tape is a fabric-backed adhesive tape, manufactured using a variety of adhesive systems. Primary commercial cloth products include gaffers tape, which is utilized in the entertainment industry and harness wrap, which is targeted for the automotive section. Cloth tape is also used in the sports industry, both professional and amateur, as a trainer's tape and for various equipment protection applications. The Company's primary competitors for these products are 3M Co., Shurtape Technologies, LLC, Johnson & Johnson, Berry Plastics, Scapa and other imported Asian products.

Process Indicator Tape

Indicator tape is primarily a paper-backed adhesive tape manufactured with a variety of adhesive systems. These products are designed to seal packs exposed to different sterilization processes (steam, ethylene-oxide, and plasma). The tape distinguishes between items processed and unprocessed by color change indicator lines printed on the backing. The Company's primary competitors for these products are 3M Co., Johnson & Johnson, and a number of smaller manufacturers from various geographies.

Sheathing Tape

Sheathing tape is manufactured from a treated polypropylene film substrate coated with an acrylic adhesive. Sheathing tape is primarily sold into the building and construction industry for applications involving the sealing of joints and seams of housewrap and insulation materials that form the building envelope. The Company's primary competitors for these products are 3M Co., and Berry Plastics.

Stencil Products
Stencil products are manufactured from a calendared natural/synthetic rubber blended substrate with an acrylic adhesive and specially formulated adhesives. Stencil products are used in applications within the sign and monument manufacturing markets to protect a surface where high pressure blasting is required. The Company’s primary competitors for this product are 3M Co. and UBlast Stencil.

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
For the year ended December 31, 2017, December 31, 2016, and December 31, 2015, films accounted for 19%, 19%, 16%, respectively, of the Company’s revenue.
The Company's film products consist of two main product groups: film and protective packaging.
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
SuperFlex® is a high performance, light gauge stretch film which offers customers good security for their loads but at a low cost per load. Genesys®, Genesys®Ultra, ProLite® and Orbit Air™ B are SuperFlex® brand products. Amtopp, Berry Plastics Corp., Malpack (Canada), and Paragon Films produce competitive products.
StretchFlex® is the Company’s regular duty, typically a heavier gauge of stretch film which also provides the customer with secure loads at a low price per pound. SFI, SSC, SFIII, Hand Wrap II and Hand Wrap IV are StretchFlex® brand products. Competitors for this product include Berry Plastics Corp., Sigma Plastics Group and Amtopp.
Shrink Film
ExlfilmPlus® and Exlfilm® shrink film are specialty plastic films which shrink under controlled heat to conform to a package’s shape. The process permits the over-wrapping of a vast array of products of varying sizes and dimensions with a single packaging line. ExlfilmPlus® and Exlfilm® are used to package paper products, food, toys, games, sporting goods, hardware and housewares and a variety of other products. The Company’s primary competitors for this product are Sealed Air Corp., Clysar LLC and Syfan SAAD.
The Company entered the European shrink film market through its investment in Fibope in April 1995. The Company initially purchased a 50% equity interest in Fibope, acquiring the remaining 50% equity stake in July 2003 Fibope, which operates as an autonomous unit within the Company, produces a full range of shrink film products for sale in the European Community. Raw materials are primarily sourced within Europe, with multiple sources utilized to ensure stability of supply and a competitive price environment.
Protective Packaging
Air Pillows
Air pillows are manufactured from polyethylene film and are inflated at the point of use with an air pillow machine. Air pillows are used as packaging material for void fill and cushioning applications. Typical end-use markets for air pillows include 3PLs, retail fulfillment houses and contract packaging operations. The Company’s primary competitors for this product are Pregis Corp., Sealed Air Corp., Storopack, Inc., Free-Flow Packaging International Inc. and Polyair Inter Pack Inc.
Complementary Packaging Systems
Machinery
The Company provides complementary packaging systems under the Better Packages® and Interpack™ brands. Machinery that makes up the Company’s Complementary Packaging Systems include, but are not limited to, mechanical systems for case sealing applications with the use of long roll carton sealing tape, as well as water-activated tape produced by the Company. They also include the Company’s void fill machines and bagging machines. These machines are used in production lines at the packaging level. They are also widely used in the fulfillment industries. These systems add value by providing efficient packaging processes to a variety of industrial customers. The company’s primary competitors in this market are 3M Co., Loveshaw, BestPack, Marsh and Phoenix.

(c)	Woven Coated Fabrics
The Company develops and manufactures innovative industrial packaging, protective covering, barrier and liner products utilizing engineered coated polyolefin fabrics, nonwovens and other laminated materials. Its products are sold through multiple channels in a wide number of industries including membrane structures, building and construction, oil and gas, lumber, and agriculture.
The Company’s woven coated fabrics are categorized in four markets: (A) building and construction, (B) agro-environmental, (C) specialty fabrics, and (D) industrial packaging. For the three years ended December 31, 2017, December 31,

2016, and December 31, 2015, woven coated fabric products accounted for 13%, 13% and 15%, of the Company’s revenue, respectively.
Building and Construction Products
The Company’s building and construction product group includes protective wrap for kiln dried lumber, membrane barrier products such as house wrap, window and door flashing, membrane structure fabrics used in clear span buildings, synthetic roof underlayment, and insulation facing, which are used directly in residential and commercial construction. The Company also supplies packaging over-wrap sleeves for unitizing multiple bags of fiberglass insulation. The Company’s primary competitors for these products include Owens Corning, Berry Plastics, Alpha ProTech and various producers from India, China and Korea.
Lumberwrap
The Company’s lumberwrap is used to package, unitize, protect and brand lumber during transportation and storage. The product is available in polyethylene or polypropylene coated fabrics and polyethylene films printed to customer specifications. The Company’s primary competitor is Owens Corning.
Membrane Structure Fabrics
Nova-Shield® is a lightweight, wide-width, and durable polyolefin fabric used as the outer skin layer for flexible membrane structures. The introduction and continuous improvement of the Nova-Shield® fabric in the membrane structure market has enabled membrane structure manufacturers to expand the use of this product beyond agricultural applications. New applications include agriculture barns, amphitheaters, recreational facilities, trade show pavilions, aircraft hangers, and casinos. Developments in the product line include NovaShield® Elite, a film laminated product with an industry leading 20-year warranty and a suite of products produced for the greenhouse market. The Company sells the Nova-Shield® fabrics to membrane structure manufacturers who design, fabricate, and install the structures. The Company’s primary competitors are Berry Plastics and a number of PVC (polyvinyl chloride) producers.
Roof Underlayment
The Company’s roofing underlayment is a woven synthetic weather barrier installed on the roof before slate, tile or shingles are applied. The Company believes that the Company’s roofing underlayment is lighter and easier to install than standard #15 and #30 building felt. To meet these market needs, the Company has a three-tiered (“Good, Better, Best”) approach in an attempt to reach all market segments. The Company’s primary competitors in this market are Owens Corning, Alpha ProTech, a variety of roofing felt producers and a number of competitors from India, China and Korea.

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
Geomembrane Fabrics
The Company’s AquaMaster® line of geomembrane fabrics is used as irrigation canal liners, golf course and aquascape pond liners, oil pad liners, hydraulic fracturing ponds and in aquaculture operations. The Company has a broad product offering in this market that includes the traditional extrusion coated woven substrates as well as manufacturing composite products composed of woven substrates laminated to other materials such as non-woven textiles and polyethylene film. In 2017, a number of new film laminated products were developed to broaden the total available market opportunity for AquaMaster® sales. The Company’s primary competitors for similar products include Berry Plastics, Mai Weave LLC and Owens Corning. Competitive products which may be used as substitutes are manufactured by GSE Environmental, Solmax and Raven Industries Inc.
Hay Wrap
Hay cover products are specially designed fabrics designed to function as protective covers, haystack covers, pit and pond liners and pool covers. The proprietary coating is used to enhance abrasion resistance, flex resistance, seam strength, UV resistance and longevity. The Company’s primary competitors for this product include offshore imports, as well as Owens Corning, Mai Weave LLC and Berry Plastics.

Poultry Fabrics
Woven coated polyolefin fabrics are used in the construction of poultry houses in the southern US. Materials with high ultraviolet resistance are fabricated into side curtains that regulate ventilation and temperature in buildings. Other materials are used in ceiling construction. The Company’s primary competitors for this product are Berry Plastics and Mai Weave LLC.
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
Industrial Packaging Products
The Company’s printed wrap is used to brand and protect a variety of products during transit and storage. For example, the Company’s product is used to cover small recreational vehicles (ATVs) during transportation from their manufacturing location to retail dealers. Primary competitors of the Company for this product include Owens Corning and Berry Plastics.

(d)	Other
The Company also earns revenues from the distribution of Flexible Intermediate Bulk Containers ("FIBCs") and from royalties from the sale of film wrap. FIBCs are industrial, heavy duty bags typically made from woven polypropylene fabric that are generally designed to carry and discharge 1,500 to 3,500 pounds of dry flowable fill products such as chemicals, minerals and dry food ingredients. The market for FIBCs is highly fragmented in the US and are primarily produced in China, India, Vietnam and Mexico. The Company has well established supply lines for FIBCs with integrated bag manufacturers and has dedicated, technical abilities that support the sales and service of this highly complex and technical product line.
Revenue from royalties is earned on the purchases of film wrap by end-users from another supplier which is used in machines supplied by the Company. During each of the last three years, other revenues accounted for approximately 1% of the Company’s revenue.

(2)	Sales and Marketing
As of December 31, 2017, the Company had 235 sales, customer service and marketing personnel, including manufacturer representatives. The Company participates in industry trade shows and uses trade advertising as part of its marketing efforts. The Company’s customer base is diverse; however, there were three and two customers with trade receivables that accounted for more than 5% of the Company’s total trade receivables as of December 31, 2017 and 2016, respectively. Sales of products to customers located in the US, Canada and Germany accounted for approximately 80%, 9% and 2% of total sales, respectively, in 2017, 83%, 7% and 2% of total sales, respectively, in 2016, and 86%, 7% and 2% of total sales, respectively, in 2015.
Many tape and film products are sold to the market through a network of paper, packaging and industrial distributors throughout North America. The Company also sells carton closing systems, including automatic and semi-automatic carton sealing equipment as well as applicators required for the dispensing of its water-activated carton sealing tapes through this same network of distribution. The Company’s shrink and stretch film products are typically sold through industrial distributors. The Company's assortment of specialty tapes are primarily sold through specialty distribution. Additionally, the Company sells products through the retail channel in North America.
The Company’s woven coated fabrics are primarily sold directly to end-users. The Company also earns revenues from the sale of FIBCs. FIBCs are sold primarily to end-users and are marketed throughout North America.

(3)	Seasonality of the Company’s Main Business

The Company experiences some business seasonality that requires the management of working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to higher sales and inventory increases due to higher anticipated future sales. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.

Normal seasonality for tapes and films typically reflects a sequential improvement in sales volumes in the second half of the year. These sequential increases are usually driven by the same seasonal demand in anticipation of higher shipping volumes in line with that time of the year. This normal increase in sales volume in the third and fourth quarters is typically followed by a decline in sales in the first quarter.

Normal seasonality for woven coated products typically reflects a sequential improvement in sales volumes in the second and third quarters of the year when construction activity tends to be higher. This normal increase in sales volume in the second and third quarters is typically followed by a decline in sales in the fourth quarter.

(4)	Equipment and Raw Materials
The Company purchases mostly custom designed manufacturing equipment, including extruders, coaters, slitters, finishing equipment, looms, printers, bag manufacturing machines and injection molds, from manufacturers located in the US, Western Europe and Asia, and participates in the design and upgrading of such equipment. The Company is not dependent on any one manufacturer for its equipment.
The major raw materials purchased for the Company’s tape products are polypropylene resin, polyethylene resin, synthetic rubber, hydrocarbon resin, and paper (crepe and kraft). The resins and synthetic rubber are generated from petrochemicals which are by-products of crude oil and natural gas. A significant majority of these products are sourced from North American manufacturers. The majority of paper products are produced by North American paper manufacturers, although due to volatility in prices of paper products, the Company occasionally sources raw materials from outside of North America, which are derived from the North American pulp and paper industry. Raw materials accounted for approximately 65% of reported cost of sales in 2017, 2016 and 2015.
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

(5)	Research and Development and New Products
The Company’s research and development efforts continue to focus on new products, technology platform developments, new production processes and formulations. As described in the sections that follow, the Company introduced 38 new products in 2017, 35 new products in 2016, and 42 new products in 2015.
In 2015, the Company focused significant research and development resources on the transition of duct and masking tape products from the Columbia, South Carolina facility to the Blythewood, South Carolina facility. This transition involved significant product modifications with the most notable being producing products with environmentally-friendly solventless technology in the new facility. The Company expanded its product offering to include a range of masking tapes designed for multiple surfaces as well as technically demanding applications. The Company also introduced a direct printable hot melt carton sealing tape, which is key product for the fulfillment industry. The Company bolstered its protective packaging offering with product additions in both its air pillows and tandem bagging product lines. Lastly, the Company focused on expansion by engaging in acquisition initiatives to expand the complementary products it can provide to customers. As a result, resources traditionally dedicated to new product development were redirected to these efforts in order to validate and integrate these initiatives.
In 2016, the Company expanded its product offering of water-activated tape products that are designed for highly automated fulfillment operations as well as water-activated tape products designed for printability. Also in 2016, the Company expanded its masking tape offering to include FineLine® masking tapes, which are low profile masking tapes using a washi tape backing.
In 2017, the Company focused its R&D efforts on increasing market solutions for the fulfillment and e-commerce markets. As a result, the Company increased the variety of water activated tape products for these markets. Also in 2017, the Company launched a variety of utility and midgrade acrylic carton sealing tapes to accommodate the needs of the industrial market.
The Company’s research expenses in 2017, 2016, and 2015 totaled $11.6 million, $10.8 million, and $9.5 million, respectively.

(6)	Trademarks and Patents
The Company markets its tape products under the trademarks Intertape™, Central®, American®, TUCK®Tape, CANTECH® and various private labels. The Company’s shrink wrap is sold under the registered trademark ExlfilmPlus® and Exlfilm®. Its stretch films are sold under the trademark SuperFlex® and StretchFlex®.
The Company markets its open mouth bags under the registered trademark NovaPac®. Other key engineered coated products, including polyolefin fabrics are sold under the registered trademarks NovaThene®, NovaShield®, NovaSeal®, NovaWrap™, and NovaFlash®.

The Company has approximately 184 active registered trademarks, 96 in the US, 52 in Canada, 9 in Mexico, and 27 in foreign jurisdictions, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company, Central Products Company, The Crowell Corporation, Flexia, Better Packages, TaraTape & Design®, and TARA TAPE®. The Company currently has 8 pending trademark applications, 3 in the US, and 5 in foreign jurisdictions.
The Company has pursued US and foreign patents in select areas where it believes that unique products offer a competitive advantage in profitable markets. The Company’s 101 granted patents and 42 pending patent applications include engineered coated products and film for which the Company has 18 patents and 2 pending applications, tape products for which it has 46 patents and 35 pending applications, adhesive products and manufacture for which it has 13 patents and 1 pending application, other products for which it has 24 patents and 4 pending applications.
The Company considers its intellectual property to be a valuable asset that is material to its short-term and long-term prospects. As summarized in the Risk Factor titled "The Company may become involved in litigation relating to its intellectual property rights, which could have an adverse impact on its business," the Company uses various methods to protect its intellectual property. Such methods may not, however, provide complete or sufficient protection, and misappropriation may still occur.

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
The Company believes that significant barriers to entry exist in its addressable market. Management considers the principal barriers to be the high cost of vertical integration which it believes is necessary to operate competitively, the technical expertise in respect to various processes and equipment operation, the scale necessary to negotiate adequate terms with suppliers and distributors, and the difficulties and expense of developing a broad portfolio of products within an adequate distribution network.

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
The Company continues to focus on its environmental initiative to save energy. In August 2009, the Company became an ENERGY STAR® Industrial Partner, which is a voluntary partnership with the US Environmental Protection Agency (“EPA”) to improve energy efficiency and fight global warming. The Company as an ENERGY STAR® Industrial Partner joined the fight against global warming by improving the efficiency of its buildings and facilities. The EPA recognized the Company as a 2014 and 2015 ENERGY STAR Partner of the Year for strategically managing and improving the energy efficiency in its operating locations. In 2016 and 2017, the EPA presented the Company the ENERGY STAR Sustained Excellence Award, which is the highest level of EPA recognition. In addition, certain Company facilities have achieved the EPA’s ENERGY STAR Challenge for Industry eleven times, which is to reduce energy intensity by 10% within 5 years. Facilities that have met the EPA’s ENERGY STAR Challenge for Industry have achieved an average energy intensity reduction of 21%. The reductions have cut greenhouse gas emissions at these manufacturing facilities by 48,027 metric tons over the past 5 years, which equals the emissions from the electricity use of 5,186 homes.
The transition of manufacturing operations from the Columbia, South Carolina facility to the Blythewood, South Carolina facility has further enhanced the Company’s environmental stewardship. The Blythewood manufacturing facility uses non-solvent technologies that do not utilize volatile organic compounds in the manufacturing process and do not generate hazardous waste. Additionally, the transition of manufacturing operations to the Blythewood manufacturing facility has resulted in increased manufacturing efficiencies, lower waste and lower greenhouse gas emissions.

(b)	Regulation
The Company’s operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, US (federal, state and local), Canadian (federal, provincial and municipal) and Indian (federal, state and local) environmental laws applicable to the Company include statutes and regulations intended to: (i) impose certain obligations with respect to site contamination and to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties; (ii) prevent future soil and groundwater contamination; (iii) impose national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; (iv) govern the handling, management, treatment, storage and disposal of hazardous wastes and substances; and (v) regulate the discharge of pollutants into waterways.
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
The Company obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time the Company either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or ground water analysis. The assessments have not revealed any material or significant environmental liability other than, or in addition to, the $2.3 million liability as of December 31, 2017, accrued in provisions in the Company’s consolidated balance sheet, that, based on current information, the Company believes will have a material adverse effect on it. Nevertheless, these assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities of which the Company is not aware. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company’s properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of the Company’s properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of the Company’s operations, may cause it to incur significant costs and liabilities that could have a material adverse effect on the Company.
The Company believes that all of its facilities are in material compliance with applicable environmental laws and regulations, and that the Company has obtained, and is in material compliance with, all material permits required under environmental laws and regulations.
The Blythewood, South Carolina manufacturing facility uses low environmental impact technologies, as compared to the Columbia, South Carolina manufacturing facility. The reduced environmental impacts from Blythewood manufacturing facility operations minimize applicability of environmental laws and permit requirements. Blythewood operations only require a minor EPA air emission permit and the facility is not classified as a large quantity generator of hazardous waste as opposed to the previous Columbia manufacturing facility. The transition of manufacturing operations from the Columbia manufacturing facility to the Blythewood manufacturing facility has significantly reduced carbon emissions and hazardous air pollutants that require EPA reporting and significantly reduced carbon emissions.
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
Intertape Polymer Group Inc. is a holding company which owns various operating companies in the US, Canada and internationally. Intertape Polymer Inc., a Canadian corporation, is the principal operating company for the Company’s Canadian operations. Intertape Polymer Corp., a Delaware corporation, is the principal operating company for the Company’s US operations.

The table below lists for each of the subsidiaries of the Company, their respective place of incorporation or constitution, as the case may be, and the percentage of voting securities beneficially owned, or over which control or direction is exercised directly or indirectly by Intertape Polymer Group Inc.

Entity	Place of Incorporation or Constitution	Percentage of Ownership or Control
Intertape Polymer Group Inc.	Canada	Parent
Better Packages, Inc.	Delaware	100%
BP Acquisition Corporation	Connecticut	100%
Cantech Industries, Inc.	Delaware	100%
Capstone Polyweave Private Limited (d/b/a Capstone)	India	98.4%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Portugal	100%
Intertape Polymer Corp.	Delaware	100%
Intertape Polymer Europe GmbH	Germany	100%
Intertape Polymer Inc.	Canada	100%
Intertape Woven Products Services, S.A. de C.V.	Mexico	100%
Intertape Woven Products, S.A. de C.V.	Mexico	100%
IPG (US) Holdings Inc.	Delaware	100%
IPG (US) Inc.	Delaware	100%
IPG Luxembourg Finance S.à r.l	Luxembourg	100%
IPG Mauritius Holding Company Ltd	Mauritius	100%
IPG Mauritius II Ltd	Mauritius	100%
IPG Mauritius Ltd	Mauritius	100%
Powerband Industries Private Limited (d/b/a Powerband)	India	74%
Spuntech Fabrics, Inc.*	Canada	100%

*	Dormant

D.	PROPERTY, PLANTS AND EQUIPMENT

Location	Status	Use	Products	Square Feet	Property Size (Acres)
100 Paramount Drive, Suite 300 Sarasota, Florida 34232	Leased	Office	N/A	31,942
2000 South Beltline Boulevard Columbia, South Carolina 29201	Owned	Idle	N/A	7 Buildings – 499,770	86.48
1091 Carolina Pines Drive Blythewood, South Carolina 29016	Owned	Manufacturing	Tapes (paper, duct, stencil)	350,000	33.83
360 Ringgold Industrial Parkway Danville, Virginia 24540	Leased	Regional Distribution Center	All products	199,600
10101 Nordel Court Delta, British Columbia V4G 1J8	Leased	Manufacturing	Woven coated products	54,274
317 Kendall Street (2) Marysville, Michigan 48040	Owned	Manufacturing	Tapes (paper, reinforced)	5 Buildings – 226,016	11.53
741 4th Street Menasha, Wisconsin 54952	Owned	Manufacturing	Tapes (water- activated)	165,134	5.68
748 4th Street Menasha, Wisconsin 54952	Owned	Office Building	N/A	16,251	0.80
760 West 1000 North Tremonton, Utah 84337	Owned	Manufacturing	Films (stretch, shrink)	115,000	17.00
13722 Bill McGee Road Midland, North Carolina 28107	Owned	Manufacturing	Tapes (water- activated)	144,000	40.54
50 Abbey Avenue Truro, Nova Scotia	Owned	Manufacturing	Woven coated products	306,200	13.00
543 Willow Street Truro, Nova Scotia	Leased	Warehouse	N/A	27,000
9942 Currie Davis Drive, Suite 23B Tampa, Florida 33619	Leased	Manufacturing	Tape dispensing machinery	17,000
2200 North McRoy Drive Carbondale, Illinois 62901	Owned	Manufacturing	Tapes (electrical, filament, specialty)	190,324	29.9
4 Kay Street Scoudouc, New Brunswick E4P 0C8	Leased	Warehouse	Woven coated products	50,000
1095 S. 4th Avenue Brighton, Colorado 80601	Leased	Manufacturing	Film	Manufacturing & Office – 252,940 Warehouse – 21,450
1101 Eagle Springs Road Danville, Virginia 24540	Owned	Manufacturing	Carton sealing tapes, stretch film	289,195	26.0
4-6 Hershey Drive Ansonia, Connecticut	Leased	Manufacturing	Tape dispensing machinery	46,400
1536 Cty Rd O Neenah, Wisconsin 54957	Leased	Distribution	Tapes (water-activated)	114,650
1407 The Boulevard, Suite E Rayne, Louisiana 70578	Leased	Offices	N/A	1,472

Location	Status	Use	Products	Square Feet	Property Size (Acres)
9999 Cavendish Boulevard., Suite 200 St. Laurent, Quebec H4M 2X5	Leased	Offices	N/A	8,500
Gronfahrtweg 3 24955 Harrislee Germany	Leased	Office	N/A	560
Lugar de Vilares-Barqueiros 4740-676 Barqueiros BCL Barcelos, Portugal	Owned	Manufacturing and Distribution	Shrink film	35,500	5.40
20 Rue de Peupliers L-2328 Luxembourg Grand Duchy of Luxembourg	Leased	Office	N/A	108
Powerband 354/3,4,5 Vapi-Kachigam Road Daman, India 396210	Owned	Manufacturing and Distribution	Carton sealing tapes	120,000	6.79
Powerband Plot # Z/103/B Dahej SEZ - II Lakhigam Taluka: Vagra Dist, Bharuch	Owned	(currently under construction) Manufacturing and Distribution	Carton sealing tapes (intention once operational)	210,000 Under construction	20.28
Plot # SP4-319(A), Karoli, Rajasthan India	Leased (1)	(currently under construction) Manufacturing	Woven coated products (intention once operational)	250,000	15.00
C 3/5, Prashant Vihar, Sector 14, Rohini, New Delhi - 110085	Leased	Office	N/A	100
2222 Eddie William Road Johnson City, TN 37601-2871	Owned	Manufacturing and Distribution	Tapes (carton sealing, specialty, filament)	123,502	15.39
1400 Rosemont Ave Cornwall, ON K6J 3E6	Owned	Manufacturing and Distribution	Tapes (carton sealing, specialty, filament, cloth, paper, sheathing, sports)	206,236	39.38
455 Cote-Vertu Blvd Montreal, Quebec H4N 1EB	Leased	Manufacturing and Distribution	Tapes (masking, specialty)	61,895

(1)	The land is leased under a long lease term and the manufacturing facility, once completed as part of the Capstone Greenfield Project, will be owned by the Company.

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
The Company continued to move forward in 2017 on several of its initiatives to improve productivity, increase capacity, and manufacture new products. Capital expenditures during 2015, 2016, and 2017 totaled $34.3 million, $50.0 million, and $85.3 million respectively.

The Company typically relies upon cash flows from operations and funds available under the Revolving Credit Facility and other available borrowings to fund capital expenditures. In 2014, capital expenditures were also financed in part by an Equipment Finance Agreement, the terms of which are summarized in Item 4.B. above.
For further details on capital expenditures regarding construction, expansion or improvement of above listed facilities, see Item 4.A. above.

Item 4A:	Unresolved Staff Comments
Not Applicable.

Item 5:	Operating and Financial Review and Prospects (Management's Discussion & Analysis)
This Management’s Discussion and Analysis ("MD&A") is intended to provide the reader with a better understanding of the business, strategy and performance of the Company, as well as how it manages certain risks and capital resources. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2017 and 2016 and for the three-year period ended December 31, 2017.
For the purposes of preparing this MD&A, the Company considers the materiality of information. Information is considered material if the Company believes at the time of preparing this MD&A that: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of the common shares of the Company; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; and/or (iii) it would significantly alter the total mix of information available to investors. The Company evaluates materiality with reference to all relevant circumstances, including potential market sensitivity.
Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS" or "GAAP") and is expressed in US dollars. Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.
Financial Highlights
(In millions of US dollars, except per share amounts, selected ratios, and trading volume information)
(Unaudited)

	2017	2016	2015
	$	$	$
Operations
Revenue	898.1	808.8	781.9
Gross margin (1)	22.4%	23.7%	21.5%
Net earnings attributable to Company shareholders (2)	64.2	51.1	56.7
Adjusted EBITDA (3)(4)	129.6	122.0	104.0
Cash flows from operating activities	92.1	108.1	102.3
Free cash flows (3)	6.8	58.2	68.0
Capital expenditures (5)	85.3	50.0	34.3
Effective Tax Rate (6)	16.9%	27.7%	16.2%
Per Common Share
IPG Net Earnings - diluted	1.08	0.85	0.93
Dividend paid per share (7)	0.56	0.53	0.50

	2017	2016	2015
	$	$	$
Financial Position
Working capital (8)	135.3	130.6	130.5
Total assets	715.9	580.6	487.3
Net debt (9)	270.4	158.9	135.2
Total equity attributable to Company shareholders	248.1	236.5	216.7
Cash and loan availability (10)	186.6	158.2	182.3
Selected Ratios
Current Ratio (11)	1.94	2.17	2.45
Leverage Ratio (3) (12)	2.09	1.30	1.30
Return on equity (13)	26.5%	22.6%	25.5%
Stock Information
Weighted average shares outstanding - diluted (14)	59,588	60,369	61,111
Shares outstanding as of December 31 (14)	58,800	59,060	58,668
The Toronto Stock Exchange (CDN$)
Share price as of December 31	21.49	25.18	18.69
High: 52 weeks	25.41	25.74	20.51
Low: 52 weeks	17.49	15.46	13.67

(1)	Gross profit divided by revenue.

(2)	Net earnings attributable to Company shareholders ("IPG Net Earnings").

(3)
These are non-GAAP financial measures defined below and accompanied by a reconciliation to the most directly comparable GAAP financial measure. Refer to the section below entitled "Non-GAAP Financial Measures."

(4)
As of September 30, 2017, the Company has modified its definition of adjusted EBITDA to also exclude advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"). Prior period amounts presented have been conformed to the current definition of adjusted EBITDA.

(5)	Purchases of property, plant and equipment.

(6)	Refer to the section below entitled "Income Taxes" and Note 5 – Income Taxes to the Company’s Financial Statements.

(7)	Dividends paid divided by weighted average basic shares outstanding.

(8)	Current assets less current liabilities.

(9)	Borrowings, current and non-current, less cash.

(10)	Refer to the section below entitled "Liquidity and Borrowings".

(11)	Current assets divided by current liabilities.

(12)	Net debt, divided by adjusted EBITDA.

(13)	IPG Net Earnings divided by average total equity attributable to Company shareholders.

(14)	In thousands.
2017 Share Prices

	High	Low	Close	ADV (1)
The Toronto Stock Exchange (CDN$)
Q1	25.06	21.38	23.38	179,047
Q2	24.97	22.88	24.69	108,797
Q3	25.41	17.97	18.20	232,310
Q4	22.01	17.49	21.49	227,003

(1)	Represents average daily volume sourced from the Toronto Stock Exchange.

Consolidated Quarterly Statements of Earnings
(In thousands of US dollars, except share and per share amounts)
(Unaudited)

	1st Quarter			2nd Quarter
	2017	2016	2015	2017	2016	2015
	$	$	$	$	$	$
Revenue	207,120	190,816	189,009	210,158	201,517	196,586
Cost of sales	157,980	149,720	151,994	162,783	149,715	154,178
Gross profit	49,140	41,096	37,015	47,375	51,802	42,408
Gross margin	23.7%	21.5%	19.6%	22.5%	25.7%	21.6%
Selling, general and administrative expenses	25,974	23,384	18,127	28,717	26,282	22,253
Research expenses	2,978	2,542	2,066	2,643	2,734	2,141
	28,952	25,926	20,193	31,360	29,016	24,394
Operating profit before manufacturing facility closures, restructuring and other related charges	20,188	15,170	16,822	16,015	22,786	18,014
Manufacturing facility closures, restructuring and other related charges	267	1,733	660	410	2,090	142
Operating profit	19,921	13,437	16,162	15,605	20,696	17,872
Finance costs (income)
Interest	1,148	982	616	1,283	1,022	982
Other expense (income), net	428	(91)	(641)	274	411	395
	1,576	891	(25)	1,557	1,433	1,377
Earnings before income tax expense	18,345	12,546	16,187	14,048	19,263	16,495
Income tax expense
Current	2,693	2,076	1,063	2,753	3,197	1,249
Deferred	2,219	940	3,346	1,222	2,408	3,498
	4,912	3,016	4,409	3,975	5,605	4,747
Net earnings	13,433	9,530	11,778	10,073	13,658	11,748
IPG Net Earnings	13,462	9,530	11,778	10,199	13,658	11,748
Non-controlling interest	(29)	—	—	(126)	—	—
	13,433	9,530	11,778	10,073	13,658	11,748
IPG Net Earnings per share
Basic	0.23	0.16	0.19	0.17	0.23	0.20
Diluted	0.22	0.16	0.19	0.17	0.22	0.19
Weighted average number of common shares outstanding
Basic	59,134,017	58,655,667	60,471,031	59,153,920	58,657,691	59,727,825
Diluted	60,202,147	60,035,667	62,198,126	59,557,443	60,834,393	61,739,717

Consolidated Quarterly Statements of Earnings
(In thousands of US dollars, except share and per share amounts)
(Unaudited)

	3rd Quarter			4th Quarter
	2017	2016	2015	2017	2016	2015
	$	$	$	$	$	$
Revenue	243,444	206,559	200,635	237,404	209,909	195,677
Cost of sales	192,575	161,705	157,838	183,381	156,174	149,885
Gross profit	50,869	44,854	42,797	54,023	53,735	45,792
Gross margin	20.9%	21.7%	21.3%	22.8%	25.6%	23.4%
Selling, general and administrative expenses	18,776	27,338	17,927	34,125	25,576	25,765
Research expenses	3,091	2,287	2,499	2,889	3,227	2,753
	21,867	29,625	20,426	37,014	28,803	28,518
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	29,002	15,229	22,371	17,009	24,932	17,274
Manufacturing facility closures, restructuring and other related charges (recoveries)	216	6,329	181	466	(7,744)	2,683
Operating profit	28,786	8,900	22,190	16,543	32,676	14,591
Finance costs (income)
Interest	2,290	1,158	919	2,525	1,236	1,036
Other expense (income), net	593	270	(651)	(4,693)	15	504
	2,883	1,428	268	(2,168)	1,251	1,540
Earnings before income tax expense (benefit)	25,903	7,472	21,922	18,711	31,425	13,051
Income tax expense (benefit)
Current	2,253	30	3,281	(1,064)	3,454	2,592
Deferred	4,378	1,192	2,987	(1,405)	6,272	(7,033)
	6,631	1,222	6,268	(2,469)	9,726	(4,441)
Net earnings	19,272	6,250	15,654	21,180	21,699	17,492
IPG Net Earnings	19,244	6,250	15,654	21,319	21,682	17,492
Non-controlling interests	28	—	—	(139)	17	—
	19,272	6,250	15,654	21,180	21,699	17,492
IPG Net Earnings per share
Basic	0.33	0.11	0.26	0.36	0.37	0.30
Diluted	0.32	0.10	0.26	0.36	0.36	0.29
Weighted average number of common shares outstanding
Basic	59,171,255	58,696,647	59,785,871	58,831,518	58,899,366	58,802,897
Diluted	59,527,823	60,870,914	60,879,777	59,154,509	60,746,886	60,316,201

Overview
The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies. The Company develops, manufactures and sells a variety of paper and film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin packaging films, woven coated fabrics and complementary packaging systems for industrial and retail use. The Company’s products primarily consist of: carton sealing tapes, including pressure sensitive and water-activated tapes; industrial and performance specialty tapes, including masking, duct, electrical, foil, process indicator, sheathing, sports and reinforced filament tapes; stencil products; shrink film; stretch wrap; lumberwrap, structure fabrics and geomembrane fabrics; and non-manufactured flexible intermediate bulk containers.
The Company reported an 11.0% increase in revenue for the year ended December 31, 2017 as compared to the year ended December 31, 2016 and a 13.1% increase in revenue for the fourth quarter of 2017 as compared to the fourth quarter of 2016. The increase in revenue for the year ended December 31, 2017 compared to the year ended December 31, 2016 was primarily due to additional revenue from the Cantech Acquisition and Powerband Acquisition ("Acquisitions") (1) and an increase in average selling price, including the impact of product mix. The increase in revenue for the fourth quarter of 2017 compared to the fourth quarter of 2016 was primarily due to additional revenue from the Cantech Acquisition, an increase in average selling price, including the impact of product mix, and an increase in sales volume.
Gross margin decreased to 22.4% in the year ended December 31, 2017 as compared to 23.7% in 2016. Gross margin decreased primarily due to a reduction in the insurance proceeds related to the South Carolina Flood ("Insurance Proceeds") (2), certain production inefficiencies in 2017 occurring mainly in older facilities and stronger manufacturing capacity utilization in 2016. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.
Gross margin decreased to 22.8% in the fourth quarter of 2017 compared to 25.6% in the fourth quarter of 2016 primarily due to the non-recurrence of Insurance Proceeds and certain manufacturing production inefficiencies in 2017 occurring mainly in older facilities. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.
Net earnings attributable to Company shareholders ("IPG Net Earnings") for the year ended December 31, 2017 increased to $64.2 million ($1.09 basic IPG Net Earnings per share and $1.08 diluted IPG Net Earnings per share) from $51.1 million ($0.87 basic IPG Net Earnings per share and $0.85 diluted IPG Net Earnings per share) for the year ended December 31, 2016. The increase was primarily due to an increase in gross profit and a decrease in income tax expense resulting mainly from a favourable adjustment related to US tax reform legislation, partially offset by an increase in selling, general and administrative expenses ("SG&A"). The increase in SG&A was mainly due to additional SG&A resulting from the Acquisitions and an increase in M&A Costs, partially offset by a decrease in share-based compensation primarily driven by a decrease in the fair value of cash-settled awards.
IPG Net Earnings for the fourth quarter of 2017 decreased to $21.3 million ($0.36 basic and diluted IPG Net Earnings per share) from $21.7 million ($0.37 basic IPG Net Earnings per share and $0.36 diluted IPG Net Earnings per share) for the fourth quarter of 2016. The decrease was primarily due to an increase in SG&A and an increase in manufacturing facility closures, restructuring and other related charges primarily driven by the non-recurrence of the benefit from Insurance Proceeds in the fourth quarter of 2016, partially offset by a decrease in income tax expense and an increase in foreign exchange gains. The increase in SG&A was mainly due to an increase in share-based compensation primarily driven by an increase in the fair value of cash-settled awards, additional SG&A resulting from the Cantech Acquisition and an increase in M&A Costs.
Adjusted EBITDA is a non-GAAP financial measure defined and reconciled to net earnings, the most directly comparable GAAP financial measure, later in this document (please see "Non-GAAP Financial Measures", "EBITDA and Adjusted EBITDA" and "EBITDA and Adjusted EBITDA Reconciliation to Net Earnings" below). The Company includes adjusted EBITDA in this MD&A because it believes it improves the period-to-period comparability of the Company’s results and provides investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. As of September 30, 2017, the Company modified its definition of adjusted EBITDA to also exclude advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"). Prior period amounts presented have been conformed to the current definition of adjusted EBITDA.
Adjusted EBITDA increased to $129.6 million for the year ended December 31, 2017 from $122.0 million for the year ended December 31, 2016. The increase was primarily due to organic growth in gross profit and adjusted EBITDA contributed by Cantech, partially offset by a $10.5 million reduction in Insurance Proceeds and an increase in SG&A mainly due to employee related costs to support growth initiatives in the business.

Adjusted EBITDA increased to $35.7 million for the fourth quarter of 2017 from $35.6 million for the fourth quarter of 2016. The increase was primarily due to organic growth in gross profit and adjusted EBITDA contributed by Cantech, partially offset by the non-recurrence of $8.1 million in Insurance Proceeds.

(1)
"Cantech Acquisition" refers to the acquisition by the Company of substantially all of the assets of Canadian Technical Tape Ltd. (doing business as "Cantech"), which includes the shares of Cantech Industries Inc., Cantech's US subsidiary, on July 1, 2017. "Powerband Acquisition" refers to the acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as "Powerband") on September 16, 2016.

(2)
"South Carolina Flood" refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of the planned shut down. "Insurance Proceeds" refers to insurance claim settlement proceeds totalling $29.5 million, net of a $0.5 million deductible, covering most of the claimed losses associated with the South Carolina Flood. The Company recorded proceeds as a benefit in manufacturing facility closures, restructuring and other related charges totalling $5.0 million, $0.5 million and $9.3 million in the fourth quarter of 2015, second and fourth quarters of 2016, respectively, and as a benefit in cost of sales totalling $4.5 million, $8.1 million, and $2.1 million in the second and fourth quarters of 2016 and the first quarter of 2017, respectively. "South Carolina Commissioning Revenue Reduction" refers to the sales attributed to the commissioning efforts of production lines that were accounted for as a reduction of revenue and a corresponding reduction of the cost of the respective property, plant and equipment. In addition, unless otherwise noted, the impact of the South Carolina Commissioning Revenue Reduction on gross profit and capital expenditures is not significant due to the requirement to offset this revenue with the associated cost of sales in the reclassification of the related gross profit as a reduction of the capital expenditures. "South Carolina Duplicate Overhead Costs" refers to temporary operating cost increases related to operating both plants in South Carolina simultaneously and performing planned actions to mitigate risk associated with new technology, including state-of-the-art equipment, to support the Blythewood, South Carolina greenfield manufacturing facility.

Other Highlights
On March 7, 2018, the Board of Directors declared a dividend of $0.14 per common share payable on March 30, 2018 to shareholders of record at the close of business on March 20, 2018.
In the fourth quarter of 2017, the Company achieved a run rate of $4.0 million in annual synergies associated with the closure of the Fairless Hills, Pennsylvania manufacturing facility ("TaraTape Closure") and integration, which was in line with the Company's previous guidance of between $4 and $6 million of additional adjusted EBITDA.
Cantech Acquisition
On July 1, 2017, the Company acquired substantially all of the assets of Cantech, a privately-owned North American supplier of industrial and specialty tapes based in Montreal, Quebec for an aggregate purchase price of $67.0 million, net of cash acquired. Cantech unaudited revenues for the twelve months ended March 31, 2017 were estimated at $61 million. The purchase price was financed with funds available under the Revolving Credit Facility (defined later in this document). The Cantech Acquisition has enhanced, and is expected to further enhance and extend, the Company’s product offering, and provide additional distribution channels for the Company’s products in Canada, the US and Europe.
The impact of the Cantech Acquisition on the Company's earnings was as follows (in millions of US dollars, unaudited):

	Three months ended	July 1, 2017 through
	December 31, 2017	December 31, 2017
	$	$
Revenue	16.5	32.4
Net earnings	1.0	0.1
The Cantech Acquisition contributed $0.1 million to net earnings in 2017 primarily due to normal profitability reduced by non-cash purchase price accounting adjustments. The integration process, although in its early stages, is currently proceeding as planned. The Company previously communicated that annualized synergies, excluding tax savings, were expected to be between $2 and $3 million by the end of 2019. However, based on a promising experience to date, the Company increased this range to between $2 and $4 million by the end of 2019.

Capstone Partnership
On June 23, 2017, as one of the initial steps in the establishment of the partnership in Capstone Polyweave Private Limited, a newly-formed enterprise in India (doing business as "Capstone"), the Company purchased substantially all of the issued and outstanding shares of Capstone ("Capstone Partnership") for cash consideration of $5.1 million, funded primarily from the Revolving Credit Facility. The principal purpose of the Capstone Partnership is to provide the Company with a globally-competitive supply of certain woven products in order to better service and grow the Company’s woven products business. The Company’s investment in Capstone is intended to reinforce its strategic position in woven products through vertical integration.
The Company is partnering with the non-controlling shareholders of Capstone, who are also the shareholders and operators of Airtrax Polymers Private Limited (doing business as "Airtrax"). Airtrax manufactures and sells woven products that are used in various applications, including applications in the building and construction industry. The Company has agreed to maintain a minimum 55% interest in Capstone for total cash consideration of approximately $13 million, which is being financed with funds available under the Revolving Credit Facility. The shareholders of Airtrax have agreed to arrange a contribution in kind to Capstone of the net assets attributed to Airtrax’s existing woven product manufacturing operations, which are estimated to have a value of approximately $12 million. The legal process to make the contribution of the net assets has begun and is expected to be completed in the first half of 2018. The Company has already made several payments toward additional investment during its period of ownership, and expects to make one further payment at completion of the in kind contribution. Airtrax’s unaudited revenues for the twelve months ended March 31, 2017 were approximately $11 million.
On July 19, 2017, the non-controlling shareholders of Capstone acquired additional shares of Capstone for cash consideration of approximately $0.2 million.
On August 8, 2017, the Company purchased additional shares of Capstone for cash consideration of $5.1 million funded primarily from the Revolving Credit Facility.
The majority of the Company’s total expected cash consideration of approximately $13 million is expected to be used by Capstone to partially finance the construction of a greenfield manufacturing facility which is expected to cost approximately $30 million ("Capstone Greenfield Project"). The remaining balance is expected to be financed utilizing debt. The purpose of the Capstone Greenfield Project is to create new capacity in Capstone in order to produce woven products primarily for the Company’s global distribution. The Capstone Greenfield Project has begun and is proceeding as planned to date. Commercial operations are expected to commence in the first half of 2019. The Company expects an after-tax internal rate of return in excess of the Company’s after-tax hurdle rate of 15% on the Capstone Greenfield Project.
The Company has already realized some savings related to products now sourced from AirTrax and expects to achieve attractive synergies, both in terms of higher profitability on the Company’s current woven products sales volume and additional revenue opportunities as a result of an improved competitive position in the woven products market, beginning once commercial operations at the Capstone Greenfield Project have commenced.
Powerband Acquisition
As part of the Powerband Acquisition in 2016, the Company entered into various option agreements with the non-controlling shareholders for the transfer of Powerband shares under certain limited circumstances. On July 4, 2017, the Company and the non-controlling shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. Execution of this agreement resulted in the recognition of $12.7 million in present obligations recorded in call option redemption liability, and a corresponding reduction of equity as of December 31, 2017. As of March 7, 2018, no shares have been purchased by the Company under this agreement as the parties continue to work through the exit provisions stipulated in the term sheet. The Company continues to prepare for the upcoming exit by the non-controlling shareholders including the appointment of a local senior management team to succeed the non-controlling shareholders, who were also operating the business. In light of this transition, the Company has reevaluated and extended the timeline for the completion of the Powerband Investment Project (1) to the first half of 2019 with the same expected total project expenditures of approximately $20 million.

(1)	“Powerband Investment Project” refers to plans to expand capacity by investing in the construction of a greenfield manufacturing facility in India.

Outlook

The Company's expectations for the fiscal year and first quarter of 2018 are as follows:

•
Revenue growth in 2018 is expected to be similar to that experienced in 2017, excluding the impact of any merger and acquisitions activity that takes place in 2018, and any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•
Adjusted EBITDA for 2018 is expected to be between $135 and $145 million. As in previous years, the Company expects adjusted EBITDA to be proportionately higher in the second, third and fourth quarters of the year relative to the first quarter due to the effects of normal seasonality.

•	Total capital expenditures for 2018 are expected to be between $80 and $90 million.

•
Excluding the potential impact of changes in the mix of earnings between jurisdictions, the Company expects an 18% to 23% effective tax rate for 2018 and cash taxes paid in 2018 to be less than one third of the income tax expense in 2018, as a result of the Tax Cuts and Jobs Act (“TCJA”) enacted into law in the United States on December 22, 2017. The TCJA, among other things, lowered the US statutory corporate tax rate from 35% to 21% and enhanced and extended through 2026 the option to claim accelerated depreciation deductions on qualified property (“bonus depreciation”).

•	Revenue in the first quarter of 2018 is expected to be greater than in the first quarter of 2017.

•	Adjusted EBITDA in the first quarter of 2018 is expected to be greater than in the first quarter of 2017, excluding the benefit of the Insurance Proceeds recorded in the first quarter of 2017.
Results of Operations
Revenue
Revenue for the year ended December 31, 2017 totalled $898.1 million, an $89.3 million or 11.0% increase from $808.8 million for the year ended December 31, 2016, primarily due to:

•	Additional revenue of $49.9 million due to the Acquisitions; and

•
An increase in average selling price, including the impact of product mix, of approximately 4.6% or $37.1 million primarily due to a favourable product mix variance in the Company’s tape, woven, and film product categories.

Revenue for the year ended December 31, 2016 totalled $808.8 million, a $26.9 million or 3.4% increase from $781.9 million for the year ended December 31, 2015, primarily due to:

•	Additional revenue of $31.3 million due to the BP Acquisition Corporation ("Better Packages"), RJM Manufacturing, Inc. ("TaraTape") and Powerband acquisitions;

•
An increase in sales volume, excluding the above named acquisitions, of approximately 1.7% or $13.3 million primarily due to increased demand for the Company’s tape and woven products. The Company believes that the increased sales volume was primarily due to:

•	growth in the carton sealing tape product offerings; and

•	growth in the building and construction market;
Partially offset by:

•	a decrease in certain tape product sales due to the South Carolina Flood; and

•	A lower South Carolina Commissioning Revenue Reduction of $4.6 million in 2016 as compared to $11.0 million in 2015;
Partially offset by:

•	A decrease in average selling price, including the impact of product mix, of approximately 2.9% or $22.3 million primarily due to:

•	an unfavourable product mix variance primarily in the Company’s woven and tape product categories;

•	lower selling prices mainly driven by lower petroleum-based raw material costs; and

•	an unfavourable foreign exchange impact ("FX impact") of approximately $2.0 million.
Revenue for the fourth quarter of 2017 totalled $237.4 million, a $27.5 million or 13.1% increase from $209.9 million for the fourth quarter of 2016, primarily due to:
•Additional revenue of $15.0 million primarily due to the Cantech Acquisition;

•	An increase in average selling price, including the impact of product mix, of approximately 4.5% or $9.3 million primarily due to:

•	a favourable product mix variance in the Company’s tape, woven, and film product categories; and

•	price increases in film, woven and certain tape product sales; and

•
An increase in sales volume, excluding the Acquisitions, of approximately 2.3% or $4.8 million primarily due to an increase in demand for certain tape products. The Company believes that the increase in demand was primarily due to growth in e-commerce and additional North American revenue opportunities as a result of an improved competitive position due to the Powerband Acquisition.
Revenue for the fourth quarter of 2017 totalled $237.4 million, a $6.0 million or 2.5% decrease from $243.4 million for the third quarter of 2017, primarily due to:

•	A decrease in average selling price, including the impact of product mix, of approximately 4.7% or $11.4 million primarily due to:

•	an unfavourable product mix variance primarily in the Company’s tape products, primarily due to increased sales of carton sealing tape products;
Partially offset by:

•	price increases in certain tape and film products.
Partially offset by:

•
An increase in sales volume, excluding the Acquisitions, of approximately 2.5% or $6.0 million primarily due to an increase in demand for certain tape products. The Company believes that the increase in demand was primarily due to growth in e-commerce and additional North American revenue opportunities as a result of an improved competitive position due to the Powerband Acquisition.

Gross Profit and Gross Margin
Gross profit totalled $201.4 million for the year ended December 31, 2017, a $9.9 million or 5.2% increase from $191.5 million for the year ended December 31, 2016. Gross margin was 22.4% in 2017 and 23.7% in 2016.

•
Gross profit increased primarily due to the favourable impact of the Company’s manufacturing cost reduction programs, additional gross profit from the Acquisitions, and a favourable product mix variance. These favourable items were partially offset by a reduction in Insurance Proceeds from $12.6 million recorded in 2016 to $2.1 million recorded in 2017, certain manufacturing production inefficiencies occurring mainly in older facilities and stronger manufacturing capacity utilization in 2016.

•
Gross margin decreased primarily due to a reduction in Insurance Proceeds, certain manufacturing production inefficiencies occurring in 2017 mainly in older facilities and stronger manufacturing capacity utilization in 2016. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.

Gross profit totalled $191.5 million for the year ended December 31, 2016, a $23.5 million or 14.0% increase from $168.0 million for the year ended December 31, 2015. Gross margin was 23.7% in 2016 and 21.5% in 2015.

•
Gross profit increased primarily due to Insurance Proceeds of $12.6 million, the favourable impact of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and raw material costs, and additional gross profit from the Better Packages, TaraTape and Powerband acquisitions. These favourable items were partially offset by the negative impact of the South Carolina Flood, an unfavourable product mix variance, and the non-recurrence of the reversal of a 2010 impairment for manufacturing equipment of $2.7 million recorded in the fourth quarter of 2015.

•
Gross margin increased primarily due to Insurance Proceeds, the favourable impact of the Company’s manufacturing cost reduction programs, an increase in the spread between selling prices and raw material costs, and the non-recurrence of South Carolina Duplicate Overhead Costs. These favourable items were partially offset by the negative impact of the South Carolina Flood and an unfavourable product mix.

Gross profit totalled $54.0 million for the fourth quarter of 2017, a $0.3 million or 0.5% increase from $53.7 million for the fourth quarter of 2016. Gross margin was 22.8% in the fourth quarter of 2017 and 25.6% in the fourth quarter of 2016.

•
Gross profit increased primarily due to the favourable impact of the Company’s manufacturing cost reduction programs, a favourable product mix variance, and additional gross profit from the Acquisitions. These favourable items were partially offset by the non-recurrence of Insurance Proceeds of $8.1 million recorded in the fourth quarter of 2016.

•
Gross margin decreased primarily due to the non-recurrence of Insurance Proceeds and certain manufacturing production inefficiencies occurring mainly in older facilities. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.

Gross profit totalled $54.0 million for the fourth quarter of 2017, a $3.2 million or 6.2% increase from $50.9 million for the third quarter of 2017. Gross margin was 22.8% in the fourth quarter of 2017 and 20.9% in the third quarter of 2017.

•
Gross profit increased primarily due to an increase in the spread between selling prices and raw material costs, additional gross profit from the Acquisitions, and the increase in sales volume. These favourable items were partially offset by an unfavourable product mix variance.

•
Gross margin increased primarily due to an increase in the spread between selling prices and raw material costs and the non-recurrence of the dilutive impact of the Cantech Acquisition in the third quarter of 2017 resulting mainly from non-cash purchase price accounting adjustments.

Selling, General and Administrative Expenses
SG&A totalled $107.6 million for the year ended December 31, 2017, a $5.0 million or 4.9% increase from $102.6 million for the year ended December 31, 2016. The increase was primarily due to additional SG&A resulting from the Acquisitions and an increase in M&A Costs, partially offset by a decrease in share-based compensation of $4.9 million primarily driven by a decrease in the fair value of cash-settled awards.
For the years ended December 31, 2017 and 2016, M&A Costs included in SG&A totalled $5.8 million and $2.4 million, respectively.
SG&A totalled $102.6 million for the year ended December 31, 2016, an $18.5 million or 22.0% increase from $84.1 million for the year ended December 31, 2015. The increase was primarily due to (i) an increase in share-based and variable compensation expenses, (ii) an increase in employee related costs primarily to support growth initiatives in the business, (iii) additional SG&A resulting from the Acquisitions and (iv) a provision for the settlement of the outstanding litigation with the Company’s former Chief Financial Officer ("CFO") recorded in the third quarter of 2016 ("Litigation Settlement").
As a percentage of revenue, SG&A expenses represented 12.0%, 12.7% and 10.8% for 2017, 2016 and 2015, respectively.
SG&A for the fourth quarter of 2017 totalled $34.1 million, an $8.6 million or 33.4% increase from $25.6 million for the fourth quarter of 2016. The increase was primarily due to (i) an increase in share-based compensation of $4.7 million primarily driven by an increase in the fair value of cash-settled awards, (ii) additional SG&A resulting from the Cantech Acquisition and (iii) an increase in M&A Costs.
SG&A for the fourth quarter of 2017 increased $15.4 million or 81.8% from $18.8 million for the third quarter of 2017 primarily due to an increase in share-based compensation of $14.6 million primarily driven by an increase in the fair value of cash-settled awards.
For the third and fourth quarters of 2017 and the fourth quarter of 2016, M&A Costs included in SG&A totalled $0.6 million, $1.9 million and $0.3 million, respectively.
Research Expenses
The Company's research and development efforts continue to focus on new products, technology platform developments, new production processes and formulations. Research expenses totalled $11.6 million for the year ended December 31, 2017, a $0.8 million or 7.5% increase from $10.8 million for the year ended December 31, 2016. Research expenses totalled $10.8 million for the year ended December 31, 2016, a $1.3 million or 14.1% increase from $9.5 million for the year ended December 31, 2015. The increase in both periods was primarily to support product development initiatives.
Research expenses for the fourth quarter of 2017 totalled $2.9 million, a $0.3 million or 10.5% decrease from $3.2 million for the fourth quarter of 2016, and a $0.2 million or 6.6% decrease from $3.1 million for the third quarter of 2017.
As a percentage of revenue, research expenses represented 1.3%, 1.3% and 1.2% for 2017, 2016 and 2015, respectively.
Manufacturing Facility Closures, Restructuring and Other
Manufacturing facility closures, restructuring and other related charges totalled $1.4 million for the year ended December 31, 2017, a $1.0 million decrease from $2.4 million for the year ended December 31, 2016. The decrease was primarily due to a reduction in charges associated with the TaraTape Closure and the South Carolina Flood. These decreases were partially offset by the non-recurrence of the benefit from Insurance Proceeds received in 2016 and other small scale restructuring initiatives in 2017 associated with acquisition integration efforts, as well as charges related to product trials to support post-South Carolina Flood stencil production and other post-closure activities of the Columbia, South Carolina manufacturing facility.
Manufacturing facility closures, restructuring and other related charges totalled $2.4 million for the year ended December 31, 2016, a $1.3 million decrease from $3.7 million for the year ended December 31, 2015. The decrease was primarily due to (i) the benefit from Insurance Proceeds, (ii) a reduction in South Carolina Flood charges, and (iii) a reduction in charges associated with other restructuring initiatives mostly due to the non-recurrence of termination benefits. These decreases were partially offset by TaraTape Closure charges of $6.0 million which included $4.0 million in non-cash charges related to impairment of property, plant and equipment, intangible assets and inventory and $1.9 million in cash charges related to termination benefits, facility restoration costs and other commitments. The charges recorded in 2016 for the South Carolina Flood primarily included site clean-up, damage to property resulting in asset impairments and insurance claim preparation costs totalling approximately $4.9 million. These charges were offset by Insurance Proceeds of $9.8 million for a net benefit of $4.9 million.
Manufacturing facility closures, restructuring and other related charges totalled $0.5 million for the fourth quarter of 2017, an $8.2 million increase from $7.7 million in recoveries for the fourth quarter of 2016. The increase was primarily due to the non-recurrence of the benefit from Insurance Proceeds of $9.3 million in the fourth quarter of 2016.
Manufacturing facility closures, restructuring and other related charges for the fourth quarter of 2017 increased $0.3 million from $0.2 million for the third quarter of 2017.
Finance Costs (Income)
Finance costs for the year ended December 31, 2017 totalled $3.8 million, a $1.2 million or 23.1% decrease from $5.0 million for the year ended December 31, 2016. Finance income for the fourth quarter of 2017 totalled $2.2 million, a $3.4 million or 273% increase from finance costs of $1.3 million for the fourth quarter of 2016, and a $5.1 million or 175% increase from finance costs of $2.9 million for the third quarter of 2017. The change in all periods was primarily due to an increase in foreign exchange gains and the Powerband non-controlling interest put options valuation remeasurement (refer to Note 21 in the Company’s Financial Statements for more information regarding the options). These favourable impacts were partially offset by an increase in interest expense as a result of higher average debt outstanding and increases in London Interbank Offered Rates ("LIBOR") rates in 2017.
Income Taxes
The Company is subject to income taxation in multiple tax jurisdictions around the world. Accordingly, the Company’s effective tax rate fluctuates depending on the geographic source of its earnings. The Company’s effective tax rate is also impacted by tax planning strategies that the Company implements from time to time. Income tax expense is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.
On December 22, 2017, the TCJA was enacted into law in the US. The TCJA significantly changes the previously existing US tax laws and includes numerous provisions that have had an immediate effect on the Company’s business, and will affect certain aspects of the Company's business going forward. These changes include, but are not limited to, a reduction in the statutory corporate tax rate from 35% to 21%, an enhancement and extension through 2026 of bonus depreciation, limitations and eliminations of certain deductions, a one-time transition tax on deemed repatriation of deferred foreign income, and new tax regimes impacting how foreign-derived earnings and cross-border intercompany transactions may be subject to US tax. The Company recognized a net tax benefit of approximately $9.6 million in the fourth quarter of 2017 primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.
The table below reflects the calculation of the Company’s effective tax rate (in millions of US dollars):

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016	2015
	$	$	$	$	$
Income tax expense (benefit)	(2.5)	9.7	13.0	19.6	11.0
Earnings before income tax expense (benefit)	18.7	31.4	77.0	70.7	67.7
Effective tax rate	(13.2)%	31.0%	16.9%	27.7%	16.2%
The decrease in the effective tax rate for 2017 compared to 2016 is primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate.
The increase in the effective tax rate for 2016 compared to 2015 is primarily due to (i) the non-recurrence of the tax benefits recorded in 2015 to recognize previously derecognized Canadian deferred tax assets, (ii) the non-recurrence of the tax benefits recorded in 2015 to decrease the deferred tax liability related to previously impaired property, plant and equipment, and (iii) an unfavourable change in the mix of earnings between jurisdictions
As compared to the fourth quarter of 2016, the effective tax rate for the fourth quarter of 2017 decreased primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate.

IPG Net Earnings
IPG Net Earnings totalled $64.2 million for the year ended December 31, 2017, a $13.1 million increase from $51.1 million for the year ended December 31, 2016. The increase was primarily due to an increase in gross profit and a decrease in income tax expense, partially offset by an increase in SG&A.
IPG Net Earnings totalled $51.1 million for the year ended December 31, 2016, a $5.6 million decrease from $56.7 million for the year ended December 31, 2015. The decrease was primarily due to increases in SG&A and income tax expense, partially offset by an increase in gross profit. The Company estimates that its IPG Net Earnings for 2016 were positively impacted by the South Carolina Flood by approximately $2.3 million as a result of Insurance Proceeds totalling $22.4 million offsetting the negative net earnings impact of the South Carolina Flood.
IPG Net Earnings for the fourth quarter of 2017 totalled $21.3 million, a $0.4 million decrease from $21.7 million for the fourth quarter of 2016. The decrease was primarily due to an increase in SG&A and an increase in manufacturing facility closures, restructuring and other related charges primarily driven by the non-recurrence of the benefit from Insurance Proceeds in the fourth quarter of 2016. These unfavourable impacts were partially offset by a decrease in income tax expense and an increase in foreign exchange gains.
IPG Net Earnings for the fourth quarter of 2017 increased $2.1 million from $19.2 million for the third quarter of 2017. The increase was primarily due to a decrease in income tax expense and increases in foreign exchange gains and gross profit, partially offset by an increase in SG&A.
Non-GAAP Financial Measures
This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including EBITDA, adjusted EBITDA, leverage ratio and free cash flows (please see "Cash Flows" below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
EBITDA, Adjusted EBITDA and Leverage Ratio
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) loss (gain) on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the

Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.
The Company defines leverage ratio as borrowings less cash divided by adjusted EBITDA. The term "leverage ratio" does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Leverage ratio is not a measurement of financial performance under GAAP and should not be considered as an alternative to any GAAP measure as an indicator of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a meaningful comparison of the Company’s liquidity level. In addition, leverage ratio is used by management in evaluating the Company’s performance because it believes that it allows management to monitor the Company's liquidity level and evaluate its capacity to deploy capital to meet its strategic objectives.
EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016	2015
	$	$	$	$	$
Net earnings	21.2	21.7	64.0	51.1	56.7
Interest and other finance costs (income)	(2.2)	1.3	3.8	5.0	3.2
Income tax expense (benefit)	(2.5)	9.7	13.0	19.6	11.0
Depreciation and amortization	9.9	8.7	36.1	31.0	30.9
EBITDA	26.4	41.3	117.0	106.7	101.7
Manufacturing facility closures, restructuring and other related charges (recoveries)	0.5	(7.7)	1.4	2.4	3.7
M&A Costs	2.2	0.3	7.5	2.4	2.0
Share-based compensation expense	6.4	1.6	3.3	8.2	3.2
Impairment (reversal of impairment) of long-lived assets and other assets	0.2	0.1	0.2	0.2	(5.8)
Loss (gain) on disposal of property, plant and equipment	—	—	0.3	0.1	(0.8)
Other Item: Litigation Settlement	—	—	—	1.9	—
Adjusted EBITDA (1)	35.7	35.6	129.6	122.0	104.0

(1)	Prior period amounts presented have been conformed to the current definition of adjusted EBITDA which excludes M&A Costs.

Adjusted EBITDA for the year ended December 31, 2017 totalled $129.6 million, a $7.6 million or 6.2% increase from $122.0 million for the year ended December 31, 2016, primarily due to organic growth in gross profit and adjusted EBITDA contributed by Cantech, partially offset by a $10.5 million reduction in Insurance Proceeds and an increase in SG&A mainly due to employee related costs to support growth initiatives in the business.

Adjusted EBITDA totalled $122.0 million for the year ended December 31, 2016, an $18.0 million or 17.3% increase from $104.0 million for the year ended December 31, 2015. The increase was primarily due to an increase in gross profit, partially offset by an increase in SG&A.
Adjusted EBITDA totalled $35.7 million for the fourth quarter of 2017, a $0.1 million or 0.2% increase from $35.6 million for the fourth quarter of 2016, primarily due to organic growth in gross profit and adjusted EBITDA contributed by Cantech, partially offset by the non-recurrence of $8.1 million in Insurance Proceeds.

Comprehensive Income Attributable to Company Shareholders ("IPG Comprehensive Income")
IPG Comprehensive Income is comprised of IPG Net Earnings and other comprehensive income (loss) attributable to Company shareholders. IPG Comprehensive Income totaled $69.8 million for the year ended December 31, 2017, a $17.4 million or 33.3% increase from $52.4 million for the year ended December 31, 2016. The increase was primarily due to higher IPG Net Earnings in 2017 as well as an increase in favourable cumulative translation adjustments in 2017.
IPG Comprehensive Income totaled $52.4 million for the year ended December 31, 2016, a $6.7 million or 14.6% increase from $45.7 million for the year ended December 31, 2015. The increase was primarily due to favourable cumulative translation adjustments in 2016 compared to unfavourable cumulative translation adjustments in 2015, partially offset by lower IPG Net Earnings in 2016.
Off-Balance Sheet Arrangements
Letters of Credit
The Company had standby letters of credit issued and outstanding as of December 31, 2017 that could result in payments by the Company up to an aggregate of $16.3 million upon the occurrence of certain events. All of the letters of credit have expiry dates in 2018.
Capital Commitments
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $29.3 million as of December 31, 2017. It is expected that such amounts will be paid out in the next twelve months. In the event of cancellation, the penalties that would apply may be equal to the purchase price depending on timing of the cancellation.
Raw Material Commitments
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2017, the Company had on hand $8.3 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through March 2019 totalling approximately $15.3 million as of December 31, 2017. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.
Utilities Commitments
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company expects to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $8.9 million as of December 31, 2017 and would decline monthly based on actual service billings to date.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge will be incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $11.6 million over the remaining term of the contract.
Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $4.5 million as of December 31, 2017. This amount declines annually until the expiration of the contract.

The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2021 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.8 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.
The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future or that would trigger any such penalty described above. The Company maintains no other off-balance sheet arrangements.
Related Party Transactions
The Company’s key personnel include all members of the Board of Directors and five members of senior management in 2017. Key personnel remuneration includes: short-term benefits including base and variable compensation, deferred compensation, director retainer and committee fees, post-employment benefits, share-based compensation, and termination benefits. Total key personnel remuneration included in the statement of consolidated earnings totalled $6.0 million for the year ended December 31, 2017, a decrease of $4.3 million from $10.3 million for the year ended December 31, 2016. The decrease was primarily due to a decrease in share-based compensation mainly driven by a decrease in fair value of cash-settled awards.
Working Capital
The Company experiences some business seasonality that requires the management of working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to higher sales and inventory increases due to higher anticipated future sales. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.
The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 61 for the year ended December 31, 2017 from 60 for the year ended December 31, 2016. Days Inventory increased to 65 for the fourth quarter of 2017 from 63 in the fourth quarter of 2016. Inventories totalled $128.2 million as of December 31, 2017, a $24.8 million increase from $103.5 million as of December 31, 2016. The increase was primarily due to additional inventory resulting from the Cantech Acquisition and an increase in raw material costs. The calculations are shown in the following table:

	Three months ended		Year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Cost of sales (1)	$183.4	$156.2	$696.7	$617.3
Days in period	92	92	365	366
Cost of sales per day (1)	$1.99	$1.70	$1.91	$1.69
Average inventory (1)	$129.1	$107.1	$115.9	$102.0
Days inventory	65	63	61	60
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory

(1)	In millions of US dollars

The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO increased to 43 for the year ended December 31, 2017 from 41 for the year ended December 31, 2016. DSO increased to 41 in fourth quarter of 2017 from 39 in the fourth quarter of 2016. Trade receivables totalled $106.6 million as of December 31, 2017, a $16.5 million increase from $90.1 million as of December 31, 2016. The increase was primarily due to an increase in the amount and timing of revenue invoiced later in the fourth quarter of 2017 as compared to later in the fourth quarter of 2016, including the impact of the Cantech Acquisition. The calculations are shown in the following table:

	Three months ended		Year ended
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
Revenue (1)	$237.4	$209.9	$898.1	$808.8
Days in period	92	92	365	366
Revenue per day (1)	$2.58	$2.28	$2.46	$2.21
Trade receivables (1)	$106.6	$90.1	$106.6	$90.1
DSO	41	39	43	41
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO

(1)	In millions of US dollars
Accounts payable and accrued liabilities totalled $104.8 million as of December 31, 2017, an increase of $6.8 million from $98.0 million as of December 31, 2016. The increase was primarily due to the impact of the Cantech Acquisition and the timing of payments for inventory and SG&A.
Liquidity and Borrowings
On June 9, 2017, the Company amended its $300.0 million revolving credit facility with a syndicate of financial institutions ("Revolving Credit Facility") to increase its borrowing limit by $150.0 million, bringing the Revolving Credit Facility’s credit limit to $450.0 million. The amended credit agreement continues to include an incremental accordion feature of $150.0 million, enabling the Company to further increase the credit limit of the Revolving Credit Facility if needed, subject to the credit agreement’s existing terms and lender approval.
The Company relies upon cash flows from operations and funds available under its Revolving Credit Facility to meet working capital requirements, as well as to fund capital expenditures, mergers & acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes.
The Company’s liquidity risk management processes attempt to (i) maintain a sufficient amount of cash, and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfill its obligations for the foreseeable future.
The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available under the Revolving Credit Facility may be used, as needed, to fund more significant strategic initiatives.
As of December 31, 2017, the Revolving Credit Facility’s outstanding balance amounted to $272.5 million, which consisted of $256.2 million of borrowings and $16.3 million of standby letters of credit. This resulted in loan availability of $177.5 million. In addition, the Company had $9.1 million of cash, yielding total cash and loan availability of $186.6 million as of December 31, 2017 as compared to total cash and loan availability of $158.2 million as of December 31, 2016.
The Revolving Credit Facility is priced primarily on the LIBOR rate for US Dollar-denominated loans, or other floating rates for revolving credit loans denominated in an alternative currency, plus a spread varying between 100 and 225 basis points (175 basis points as of December 31, 2017 and 150 basis points as of December 31, 2016) and any mandatory costs. The spread depends on the consolidated total leverage ratio and increases as the consolidated total leverage ratio increases. As of December 31, 2017, $181.0 million of borrowings was priced at 30-day US Dollar LIBOR, $74.3 million priced at 30-day Canadian Dollar Offering

Rate (“CDOR”), and $0.9 million priced at US Prime Rate. As of December 31, 2016, the full $161.0 million of borrowings was priced at 30-day US dollar LIBOR.
As of December 31, 2017, the Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50.0 million, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $100.0 million (this was increased from $50.0 million under the January 2017 amendment to the Revolving Credit Facility) and any amounts not expended in the current year may not be carried over to the following year. Prior to the January 2017 amendment, any portion of the allowable $50.0 million related to capital expenditures which was not expended in the current year could be carried over for expenditure in the following year but not carried over to any subsequent year thereafter.
The Company was in compliance with all three financial covenants which were 2.16, 8.77 and $85.3 million, respectively, as of December 31, 2017.
Cash Flows
The Company’s net working capital on the balance sheets increased during 2017 and 2016 due to the effects of business acquisitions. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2017 and 2016 working capital items appropriately exclude these effects.
Cash flows from operating activities decreased in the year ended December 31, 2017 by $16.0 million to $92.1 million from $108.1 million in the year ended December 31, 2016, primarily due to cash flows from working capital items. Cash flows from working capital items decreased primarily due to (i) a decrease in accounts payable and accrued liabilities resulting from the timing of payments near the end of 2017 compared to the end of 2016 and the cash-settlement of share-based compensation awards in 2017, (ii) a greater increase in inventory mainly due to an increase in raw material costs in the fourth quarter of 2017 compared to the fourth quarter of 2016, and (iii) a decrease in provisions resulting primarily from settlements for restoration obligations and termination benefits associated with manufacturing facility closures in 2017.
Cash flows from operating activities increased in the year ended December 31, 2016 by $5.9 million to $108.1 million from $102.3 million in the year ended December 31, 2015, primarily due to an increase in operating profit, partially offset by an increase in trade receivables largely due to an increase in the amount of revenue invoiced in the fourth quarter of 2016 compared to the fourth quarter of 2015.
Cash flows from operating activities decreased in the fourth quarter of 2017 by $5.7 million to $59.3 million from $65.0 million in the fourth quarter of 2016 primarily due to a decrease in operating profit and less of a decrease in inventories resulting mainly from an increase in raw material costs in the fourth quarter of 2017 compared to the fourth quarter of 2016. These changes were partially offset by a greater decrease in trade receivables and a greater increase in accounts payable and accrued liabilities as discussed in the section entitled "Working Capital" above.
Cash flows used for investing activities increased in the year ended December 31, 2017 by $61.1 million to $152.9 million from $91.8 million in the year ended December 31, 2016, primarily due to higher capital expenditures as well as the Cantech Acquisition and Capstone Partnership in 2017 for a total of $67.0 million, compared to the Powerband Acquisition in 2016 for $41.9 million.
Cash flows used for investing activities increased in the year ended December 31, 2016 by $32.6 million to $91.8 million from $59.2 million in the year ended December 31, 2015, primarily due to higher capital expenditures as well as the Powerband Acquisition in September 2016 for $41.9 million, compared to the Better Packages and TaraTape acquisitions of $26.2 million.
The increase in capital expenditures in both 2016 and 2017 was primarily related to the Midland, North Carolina greenfield manufacturing facility and other initiatives discussed in the section entitled "Capital Resources" below.
Cash flows used for investing activities increased in the fourth quarter of 2017 by $1.5 million to $15.5 million from $14.0 million in the fourth quarter of 2016, primarily due to purchases of software related intangible assets.
Cash flows from financing activities increased in the year ended December 31, 2017 by $59.3 million to an inflow of $47.7 million from an outflow of $11.5 million in the year ended December 31, 2016, primarily due to an increase in net borrowings, partially offset by an increase in repurchases of common shares.

Cash flows used in financing activities decreased in the year ended December 31, 2016 by $19.7 million to $11.5 million from $31.2 million in the year ended December 31, 2015, primarily due to a decrease in repurchases of common shares, partially offset by a decrease in net borrowings and an increase in dividends paid.
Cash flows used in financing activities increased in the fourth quarter of 2017 by $20.3 million to $55.2 million from $34.9 million in the fourth quarter of 2016, primarily due to an increase in net repayments of debt in the fourth quarter of 2017.
The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service.
Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.
Free cash flows decreased in the year ended December 31, 2017 by $51.3 million to $6.8 million from $58.2 million in the year ended December 31, 2016 due to an increase in capital expenditures and a decrease in cash flows from operating activities.
Free cash flows decreased in the year ended December 31, 2016 by $9.8 million to $58.2 million from $68.0 million in the year ended December 31, 2015 primarily due to an increase in capital expenditures.
Free cash flows decreased in the fourth quarter of 2017 by $5.5 million to $45.3 million from $50.8 million in the fourth quarter of 2016, primarily due to a decrease in cash flows from operating activities.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016	2015
	$	$	$	$	$
Cash flows from operating activities	59.3	65.0	92.1	108.1	102.3
Less purchases of property, plant and equipment	(14.0)	(14.2)	(85.3)	(50.0)	(34.3)
Free cash flows	45.3	50.8	6.8	58.2	68.0
Capital Resources
Capital expenditures totalled $14.0 million and $85.3 million in the three months and year ended December 31, 2017, respectively, as funded by the Revolving Credit Facility and cash flows from operating activities. Capital expenditures for the year ended December 31, 2017 were primarily for property, plant and equipment to support the following strategic and growth initiatives: the completed Midland, North Carolina manufacturing facility and an initiative to further expand capacity at this facility ("Midland Expansion Project"), the Capstone Greenfield Project, the advance completion of the stretch film capacity expansion at the Danville, Virginia manufacturing facility ("Stretch Film Project"), the Powerband Investment Project and various other initiatives and maintenance needs. All of the strategic and growth initiatives are currently expected to yield an after-tax internal rate of return greater than 15%.
The Midland, North Carolina manufacturing facility began commissioning production lines in the third and fourth quarters of 2017 and is now substantially completed. The Company continues to fine-tune the related production processes as per the scheduled ramp-up plan. In addition, trial production on the Stretch Film Project in the beginning of November 2017 was successful, resulting in the advance completion of the project which was originally expected to be operational by mid-2018. The Company also successfully completed the shrink film capacity expansion at the Portugal manufacturing facility ("Portuguese Shrink Film Project") in 2017. In all of these projects, the Company achieved or surpassed the related timeline and budget goals.

The Company continues to work on the reformulation of masking tape produced in the Blythewood, South Carolina manufacturing facility. Currently, the Company has validated one of the masking tape products with overseas customers and has begun customer trials on the second masking tape product. Beginning in February 2018, the Company commercialized post-South Carolina Flood stencil production on the second of two stencil products based on positive customer feedback. The Company will continue work on initiatives to improve the efficiency of these production processes and aggressively pursue opportunities to recapture lost sales. The related capital expenditures in 2017 were minimal.
The Company made significant progress on other major initiatives during 2017, including the expansion of the Company's specialty tape product offering ("Specialty Tape Project") and the shrink film capacity expansion at the Tremonton, Utah manufacturing facility ("Utah Shrink Film Project"), for which revised estimates of completion and future expenditure levels, as well as capital expenditures to date, are summarized in the table below (in millions of US dollars):

	Year ended December 31,	Approximate amounts based on current estimates
	2017	2018	Total Project	Completion Date
	$	$	$
Ongoing Initiatives:
Capstone Greenfield Project (1) (2)	8.4	20-24	28-32	First half of 2019
Powerband Investment Project (1)	7.3	9-11	18-20	First half of 2019
Midland Expansion Project	5.4	9-10	14-16	Early 2019
Utah Shrink Film Project	2.3	6-7	9-10	End of 2018 (3)
Specialty Tape Project	2.5	1-2	6-7	Early 2018
Initiatives Completed in 2017:
Midland, North Carolina manufacturing facility	29.6	—	47.6
Stretch Film Project	9.6	—	11.0
Portuguese Shrink Film Project (2)	1.0	—	10.6

(1)	Subject to FX impact.

(2)	Excluding any government subsidies.

(3)	Extension from original completion estimate of end of 2017 primarily due to a supplier delivery delay.
Capital expenditures to support maintenance needs generally range from $12 to $15 million annually.
In addition, the Company had commitments to suppliers to purchase machinery and equipment totalling approximately $29.3 million as of December 31, 2017, primarily to support the initiatives discussed above. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Revolving Credit Facility and cash flows from operating activities.

Contractual Obligations
The Company’s principal contractual obligations and commercial commitments as of December 31, 2017 are summarized in the following table (in millions of US dollars):

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt principal obligations (2)	272.3	10.3	258.4	2.2	1.4
Standby letters of credit (2)	16.3	16.3	—	—	—
Finance lease obligations (3)	9.5	4.9	1.5	3.1	—
Pensions, post-retirement and other long-term employee benefit plans (4)	6.9	6.9	—	—	—
Operating lease obligations	11.3	4.1	3.9	2.0	1.3
Equipment purchase commitments	29.3	29.3	—	—	—
Utilities contract obligations (5)	26.3	6.6	11.9	5.1	2.8
Raw material purchase commitments (6)	23.6	22.4	1.2	—	—
Other obligations (7)	5.5	2.3	2.0	0.1	1.1
Total	401.0	103.1	278.9	12.4	6.5

(1)
"Less than 1 year" represents those payments due in 2018, "1-3 years" represents those payments due in 2019 and 2020, "3-5 years" represents those payments due in 2021 and 2022, while "After 5 years" includes those payments due in later years.

(2)	Refer to the previous section entitled "Liquidity and Borrowings" and Note 13 in the Company’s Financial Statements for a complete discussion of borrowings.

(3)	The figures in the table above include interest expense included in minimum lease payments of $0.6 million.

(4)
Pension, post-retirement and other long-term employee benefit plans includes contributions associated with defined benefit and defined contribution plans. Defined benefit plan contributions represent the amount the Company expects to contribute in 2018. Defined benefit plan contributions beyond 2018 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.

Defined contribution plan contributions represent the obligation recorded as of December 31, 2017 to be paid in 2018. Certain defined contribution plan contributions beyond 2018 are not determinable since contribution to the plan is at the discretion of the Company.
Obligations under deferred compensation plans represent participant compensation deferrals and earnings and losses thereon. Amounts due to participants are payable based on participant elections. The amount and timing of a potential cash payment to settle these obligations is not determinable since the decision to settle is not within the Company’s control and, therefore, is not included in the table above. As of December 31, 2017, obligations under the deferred compensation plan totalled $0.9 million.
Refer to Note 17 in the Company’s Financial Statements for a complete discussion of pension, post-retirement and other long-term employee benefit plans.

(5)
Utilities contract obligations include agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, for minimum amounts of consumption at several of the Company’s manufacturing facilities, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above are estimates of utility billings over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements now or in the future.

(6)
Raw material purchase commitments include certain raw materials from suppliers under consignment agreements, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above represent raw material inventory on hand or in transit, owned by the Company’s suppliers, that the Company expects to consume.

Raw material purchase commitments also include agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above do not include estimates for storage costs, fees or penalties. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these agreements now or in the future.

(7)
Other obligations include provisions for (i) environmental obligations primarily related to the Columbia, South Carolina manufacturing facility, (ii) restoration obligations associated with leased facilities, and (iii) termination benefits primarily related to the TaraTape Closure and the Columbia, South Carolina manufacturing facility closure. Refer to Note 14 in the Company’s Financial Statements for a complete discussion of provisions and contingent liabilities. Also included in other obligations are standby letters of credit discussed above in the section entitled "Liquidity and Borrowings". In addition, other obligations include the aggregate intrinsic value as of December 31, 2017 of outstanding vested stock appreciation rights expiring in less than 1 year. The amount and timing of a potential cash payment to settle a deferred share unit ("DSU") is not determinable since the decision to settle is not within the Company’s control after the award vests and, therefore, is not included in the table above. As of December 31, 2017, the aggregate intrinsic value of outstanding vested DSUs was $2.8 million. Refer to the section below entitled "Capital Stock" for a discussion of share-based compensation plans.

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
Capital Stock and Dividends
As of December 31, 2017, there were 58,799,910 common shares of the Company outstanding.
During the year ended December 31, 2017, cash dividends were paid as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 8, 2017	March 31, 2017	$0.14	March 21, 2017	59,110,335	$8.3
May 8, 2017	June 30, 2017	$0.14	June 15, 2017	59,169,710	$8.4
August 10, 2017	September 29, 2017	$0.14	September 15, 2017	59,036,310	$8.2
November 10, 2017	December 29, 2017	$0.14	December 15, 2017	58,799,910	$8.4

On March 7, 2018, the Board of Directors declared a dividend of $0.14 per common share payable on March 30, 2018 to shareholders of record at the close of business on March 20, 2018.

Since the dividend policy was reinstated in August 2012, the Company has paid $137.8 million in cumulative dividends, of which $33.2 million was paid in 2017.

The dividends paid in 2017 and payable in 2018 by the Company are "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada).

On February 17, 2017, the Board of Directors approved amendments to the Performance Share Unit ("PSU") plan and Deferred Share Unit ("DSU") plan to provide for only cash settlement of PSU and DSU awards, respectively. As a result of the amendments, the Company remeasured the fair value of the awards on the amendment date and will continue to do so, prospectively at each reporting period end date and at award settlement, and present the cash-settled awards as a liability in the consolidated balance sheets. Changes in the fair value of the liability are reflected in earnings in SG&A. Prior to the amendment, PSUs and DSUs were to be settled in common shares of the Company and the expense was based on the grant date fair value of the awards with a corresponding adjustment through contributed surplus.
The table below summarizes share-based compensation activity that occurred during the three months and year ended December 31:

	Three months ended December 31,		Year ended December 31,
	2017	2016	2017	2016
Equity-settled
Stock options exercised	—	415,000	226,875	540,000
Cash proceeds (in millions of US dollars)	—	$0.7	$1.4	$1.6
Cash-settled
Stock Appreciation Rights exercised	—	40,000	13,250	422,202
PSUs granted	—	30,161	358,386	422,733
PSUs added by performance factor (1)	—	—	69,600	—
PSUs settled	—	—	208,800	—
DSUs granted	—	—	48,179	52,665
Cash settlements (in millions of US dollars)	—	$0.5	$4.3	$4.0
Share-based compensation expense (in millions of US dollars)	$6.4	$1.6	$3.3	$8.2

(1)
On June 15, 2017, the Board of Directors approved the settlement of PSUs granted in 2014, which had been earned and vested. The number of PSUs earned was 150% of the grant amount based on the TSR ranking versus a specified peer group of companies as of June 11, 2017.

On July 17, 2017, the Company renewed the normal course issuer bid ("NCIB") under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 16, 2018. As of December 31, 2017, and March 7, 2018, 3,512,700 shares remained available for repurchase under the NCIB.

The Company's two previous NCIBs, which each allowed repurchases for cancellation of up to 4,000,000 common shares, expired on July 13, 2017 and July 9, 2016, respectively.
The table below summarizes the NCIB activity that occurred during the three months and year ended December 31:

	Three months ended December 31,			Year ended December 31,
	2017		2016	2017		2016
Common shares repurchased	71,800		—	487,300		147,200
Average price per common share including commissions	CDN$	17.85	—	CDN$	18.88	CDN$	15.77
Total purchase price including commissions (1)		$1.0	$—		$7.5		$1.7

(1)	In millions of US dollars
Pension and Other Post-Retirement Benefit Plans
The Company’s pension and other post-retirement benefit plans had an unfunded deficit of $29.3 million as of December 31, 2017 as compared to $30.8 million as of December 31, 2016. The decrease was primarily due to an increase in the fair value of plan assets resulting from favourable investment performance and an increase in employer contributions from $1.4 million in 2016 to $4.2 million in 2017. The favourable change in plan assets was partially offset by an increase in the net present value of the liability mainly due to losses arising from changes in actuarial assumptions including a decrease in the weighted average discount rate at year-end from 3.87% and 4.00% for US and Canadian plans, respectively, as of December 31, 2016 to 3.55% and 3.50% for US

and Canadian plans, respectively, as of December 31, 2017. Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2018. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.
Financial Risk, Objectives and Policies
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate borrowings. To minimize the long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements that are designated as cash flow hedges. The fair value of the derivative assets totalled $2.1 million as of December 31, 2017.
The terms of the interest rate swap agreements are as follows (in millions of US dollars, except as noted):

Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
		$		%
March 18, 2015	November 18, 2019	40.0	Monthly	1.6100
August 18, 2015	August 20, 2018	60.0	Monthly	1.1970
June 8, 2017	June 20, 2022	40.0	Monthly	1.7900
July 21, 2017	July 18, 2022	CDN 90.0 (1)	Monthly	1.6825
August 20, 2018	August 18, 2023	60.0	Monthly	2.0450

(1)
On July 21, 2017, the Company entered into an interest rate swap agreement to minimize the long-term cost of borrowings priced at the 30-day CDOR. The notional amount will decrease by CDN$18.0 million on the 18th of July each year until settlement.

Litigation
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2017.
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
Significant Management Judgments

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

Estimation Uncertainty

Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to amortization if there are indicators of impairment. Goodwill allocated to cash generating units (“CGU”) and intangible assets with indefinite useful lives are tested annually. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.
Refer to Note 12 of the Company’s Financial Statements for more information regarding impairment testing.

Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 17 of the Company’s Financial Statements for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

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

Useful lives of depreciable assets
The Company depreciates property, plant and equipment over the estimated useful lives of the assets. In determining the estimated useful life of these assets, significant judgment is required. Judgment is required to determine whether events or circumstances warrant a revision to the remaining periods of depreciation and amortization. The Company considers expectations of the in-service period of these assets in determining these estimates. The Company assesses the estimated useful life of these assets at each reporting date. If the Company determines that the useful life of an asset is different from the original assessment, changes to depreciation and amortization will be applied prospectively. The estimates of cash flows used to assess the potential impairment of these assets are also subject to measurement uncertainty. Actual results may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.

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
The Company's provisions include environmental and restoration obligations, litigation and termination benefits and other provisions. Refer to Note 14 of the Company’s Financial Statements for more information regarding provisions.

Share-based payments
The estimation of share-based payment fair value and expense requires the selection of an appropriate pricing model.
The model used by the Company for stock options and SAR awards is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.
The model used by the Company for PSU awards is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own common shares as well as those of a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards.
Refer to Note 15 of the Company’s Financial Statements for more information regarding share-based payments.

Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 16 of the Company’s Financial Statements for more information regarding business acquisitions.
New Standards and Interpretations Issued but Not Yet Effective
As of the date of authorization of the Company’s Financial Statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the second reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has completed its analysis of the guidance, and does not expect it to materially impact the Company’s consolidated financial statements. Management has chosen the modified retrospective method of adoption, and as a result the 2016 and 2017 comparative periods will not be restated to conform to the new IFRS 15 requirements. Going forward, no significant impact is expected on the statement of consolidated earnings or consolidated balance sheets.

The Company adopted IFRS 9 (2013)- Financial Instruments effective January 1, 2015. IFRS 9 (2014) - Financial Instruments differs in some regards from IFRS 9 (2013). IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exceptions. Management has completed its analysis of the guidance, and does not expect it to materially impact the Company's Financial Statements. The new guidance resulted in enhancements to the Company's model that calculates the allowance for doubtful accounts on trade receivables for expected credit losses. The impact on the Company's Financial Statements for 2016 and 2017 is insignificant, and management does not expect to restate those results upon adoption of IFRS 9 (2014) on January 1, 2018.

IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company will adopt IFRS 16 effective January 1, 2019. The Company is acting as a lessee for its leases. Management has performed a preliminary review of the new guidance as compared to the Company's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Company's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the Company's Financial Statements. Management will review these impacts in more detail before deciding on the adoption method. Based on the Company's current portfolio of leases, management expects:

•	an increase in long-term assets and liabilities, due to the new requirements to record right-of-use assets and related liabilities for operating leases by lessees;

•
an increase in cash flows from operating activities and a decrease in cash flows from financing activities, as operating lease payments will be reclassified to financing cash flows as components of interest and lease obligations; and

•
an insignificant change to net earnings, but with reclassification of amounts between costs within operating profit and finance costs as operating lease costs are reclassified into amortization of the right-of-use asset and interest expense on the related lease obligation.

Management will continue to refine its models and assumptions in 2018 for these calculations, develop reporting processes to meet the new disclosure requirements, and analyze any new leases or changes to the Company's current lease portfolio.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.
Internal Control Over Financial Reporting
In accordance with the Canadian Securities Administrators National Instrument 52-109, "Certification of Disclosure in Issuers’ Annual and Interim Filings" ("NI 52-109"), the Company has filed interim certificates signed by the Chief Executive Officer ("CEO") and the CFO that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.
Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The CEO and CFO of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As a result of the Cantech Acquisition on July 1, 2017, the internal control over financial reporting utilized by the Company prior to the acquisition became the internal control over financial reporting of Cantech, and the Company is currently in the process of evaluating and integrating Cantech's historical internal controls over financial reporting with the Company's. During the three months ended December 31, 2017, other than continuing changes to internal control processes resulting from the Cantech Acquisition, there have been no material changes to the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management’s assessment of internal control over financial reporting as of December 31, 2017 did not include the Cantech Acquisition consummated during fiscal year 2017. Cantech is included in the Company’s Financial Statements and represents 11% of total assets as of December 31, 2017 and 4% of revenues for the year then ended. Subject to the foregoing, the CEO and CFO have concluded that the Company’s internal control over financial reporting as of December 31, 2017 was effective.
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
Directors
The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the year during which each Director was first elected. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on June 7, 2018, at which time the current term of each Director will expire.

Name and City of Residence	Position and Occupation	First Year as Director
Robert M. Beil Phoenix, Arizona	Director Retired, September 2006 Sales, Marketing, Business and Executive Management, The Dow Chemical Company, 1975 to 2006	2007
George J. Bunze, CPA, CMA Senneville, Quebec, Canada	Director – Chairman of the Board Vice-Chairman, Kruger Inc. (manufacturer of paper, tissue, wood products, energy (hydro/wind) and wine and spirits products), 1998 to present Director, Kruger, Inc., 1986 to present Director and Chairman of the Audit Committee, Stella-Jones Inc. (1) (producer and marketer of pressure treated wood products), 2001 to present	2007

Name and City of Residence	Position and Occupation	First Year as Director
Frank Di Tomaso, FCPA, FCA, ICD.D Montreal, Quebec, Canada
Director

Director, Birks Group Inc. (1) (designer, manufacturer and retailer of jewelry, timepieces, silverware and gifts), 2014 to present

Director, National Bank Trust (asset management and trust services firm), 2012 to present

Director, National Bank Life Assurance Company, 2012 to present

Director, Yorbeau Resources Inc. (gold exploration company), 2011 to 2016

Director, ADF Group Inc.(1) (complex structural steel and heavy built-up steel components for the non-residential construction industry), 2015 to present

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
James Pantelidis Toronto, Ontario, Canada
Director

Director and Chairman of the Board of Parkland Fuel Corporation (1) (distributor and marketer of fuels and lubricants), 1999 to present

Director and Chairman of the Board of EnerCare Inc. (1) (home services company), 2002 to present

Director and Chairman of Human Resources Committee of RONA Inc. (retailer and distributor of hardware, building materials and home renovation products), 2004 to 2016

Director, Chairman of the Investment Committee, and Member of the Human Resources and Compensation Committee, Industrial Alliance Insurance and Financial Services Inc. (insurance company), 2002 to 2016
		2012
Jorge N. Quintas Porto, Portugal	Director President, Nelson Quintas SGPS, SA (manufacturer of electrical and telecommunication cables), 2009 to present	2009

Name and City of Residence	Position and Occupation	First Year as Director
Mary Pat Salomone Naples, Florida	Director Director, Herc Holdings Inc. (1) (rental company), 2016 to present Director, TransCanada Corporation (1) (energy infrastructure company), 2013 to present Director, TransCanada Pipelines Limited (1) (energy infrastructure company), 2013 to present Senior Vice President and COO, The Babcock & Wilcox Company (power generation systems and specialty manufacturer of nuclear components company), 2010 to 2013	2015
Gregory A.C. Yull Sarasota, Florida	Director CEO and President of the Company, 2010 to present President Tapes and Films Division of the Company, 2008 to 2010 Executive Vice President, Industrial Business Unit for Tapes and Films, 2004 to 2008	2010
Melbourne F. Yull Sarasota, Florida	Director Executive Director through June 8, 2010 Retired, 2006 to 2007 Prior thereto he was Chairman of the Board and Chief Executive Officer of the Company, 1981 to 2006 Father of Gregory A.C. Yull	1989-2006 2007

(1)	A publicly traded company.

Senior Management
The following table sets forth the name, residence and position of each member of senior management of the Company as of the date hereof, as well as the year during which each was first elected.

Name and City of Residence	Position and Occupation	First Elected To Office
Gregory A.C. Yull Sarasota, Florida	Chief Executive Officer & President	2010
Jeffrey Crystal, CPA, CA Sarasota, Florida	Chief Financial Officer	2014
Douglas Nalette (1) Longboat Key, Florida	Senior Vice President, Operations	2006
Shawn Nelson (1) Bradenton, Florida	Senior Vice President, Sales	2010
Joseph Tocci (1) Bradenton, Florida	Senior Vice President, Global Sourcing and Supply Chain	2013

(1)	Officer of Intertape Polymer Corp., a wholly owned subsidiary of the Company
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

Director Compensation
The following table sets forth the compensation paid, and benefits in kind granted, to directors for the last fiscal year for serving as directors of the Company, with the exception of Gregory A. C. Yull, who does not receive any compensation for serving as director being that he is an executive of the Company.

	Annual Board and Committee Fees Earned $	Allocation of Annual Fees(1)				Share-Based Awards
Name		DSUs(2) $	Cash $	Other $		DSUs(4) $
Robert M. Beil	65,000	—	65,000	—		75,000
George J. Bunze	114,000	114,000	—	—		75,000
Frank Di Tomaso	70,000	—	70,000	—		75,000
Robert J. Foster	70,000	70,000	—	—		75,000
James Pantelidis	58,000	—	58,000	—		75,000
Jorge N. Quintas	57,000	57,000	—	—		75,000
Mary Pat Salomone	65,000	—	65,000	—		75,000
Melbourne F. Yull	59,000	—	59,000	260,935	(3)	75,000

(1)	Under the DSU Plan, directors are able to elect to receive 0%, 50% or 100% of their annual retainer in the form of DSUs.

(2)
Amounts represent the grant date fair value of DSUs elected in lieu of cash for Board and Committee fees earned (see "Deferred Share Unit Plan" below for further details including number of shares issued).

(3)	Mr. Yull receives a pension from the Company (see “Pension and Other Post-Retirement Benefit Plans” below).

(4)
Amounts represent the grant date fair value of DSUs granted. Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees (see "Deferred Share Unit Plan" below for further details including number of shares issued).

Senior Management Compensation
The following table sets forth the compensation paid, and benefits in kind granted, to senior management for the last fiscal year for services in all capacities to the Company, including contingent and deferred compensation (also see "US Deferred Compensation" below for additional details).

	Annual Compensation				Share-based awards
Name	Salary (1) $	Bonus $	Other $		Performance Share Units (4) $
Gregory A.C. Yull	770,661	591,178	37,861	(2)	1,470,764
Jeffrey Crystal	435,788	203,925	9,400	(3)	355,833
Douglas Nalette	368,505	145,098	—		189,779
Shawn Nelson	350,806	138,128	—		189,779
Joseph Tocci	328,139	129,071	—		175,551

(1)
Represents amounts included in each executive’s W-2, rather than the base salary amount. This column also includes amounts deferred under the Company's deferred compensation plan (see "US Deferred Compensation" below for additional details).

(2)
Represents amounts paid related to an auto allowance and club membership pursuant to the terms of Mr. Yull’s employment agreement. During 2017, a Company vehicle lease paid by the Company to Mr. Yull had expired and was replaced with an auto allowance. The amounts paid to Mr. Yull related to the company vehicle lease and associated tax gross up are also included in this figure.

(3)	Represents amounts paid related to a club membership.

(4)	Amounts represent the grant date fair value of PSUs granted (see "Performance and Restricted Share Unit Plan" below for further details including number of awards issued).

US Deferred Compensation

In the US, the Company provides a deferred compensation plan to certain employees, including the members of senior management. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. The following table sets out the eligible compensation deferred in 2017 and the accumulated value as of December 31, 2017 for each member of senior management.

Name	Compensation Deferred in 2017 $	Accumulated Value at Year End $
Gregory A.C. Yull	75,000	81,834
Jeffrey Crystal	53,857	60,649
Douglas R. Nalette	—	—
Shawn Nelson	—	—
Joseph Tocci	76,388	86,008
2017 Senior Management Bonus Plan
Each of the members of senior management received a performance bonus for 2017. Bonuses were paid based on the level of achievement of financial objectives of the Company. The Company attributes to each executive, depending on his or her management level, a bonus target level set as a percentage of his or her salary, representing the amount that will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and 200% of the target bonus, based on the level of achievement of the predetermined objectives set out at the beginning of the fiscal year and each executive's bonus plan. The objectives and weight attached thereto are re-evaluated on an annual basis by the Human Resources and Compensation Committee of the Board of Directors and communicated to the relevant individuals. The Human Resources and Compensation Committee has discretion to adjust bonus payments upwards or downwards.

For the fiscal year ended December 31, 2017, the bonuses were based on the Company achieving certain target amounts for:
(i)     Compensation Adjusted EBITDA, which the Human Resources and Compensation Committee defines as Adjusted EBITDA excluding: (i) performance bonus expense; (ii) the positive or negative impact on Adjusted EBITDA of the business acquired and the partnership established in the current year; and (iii) certain costs associated with planned acquisition integration activities. The Company defines Adjusted EBITDA as net earnings (loss) before: (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; (iv) depreciation of property, plant and equipment; (v) manufacturing facility closures, restructuring and other related charges (recoveries); (vi) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (vii) share-based compensation expense (benefit); (viii) impairment of goodwill; (ix) impairment (reversal of impairment) of long-lived assets and other assets; (x) write-down on assets classified as held-for-sale; (xi) (gain) loss on disposal of property, plant, and equipment; and (xii) other discrete items as disclosed; and
(ii)    Compensation Cash Flows, which the Human Resources and Compensation Committee defines as cash flows from operating activities excluding: (i) performance bonus paid in the current year; (ii) the cash flows from operating activities of the business acquired and the partnership established in the current year; (iii) M&A Costs paid in the current year excluding certain costs associated with planned acquisition integration activities; (iv) PSU settlement paid in the current year; and (v) the income tax effect of these items.
At the Human Resources and Compensation Committee’s recommendation, the Board of Directors elected to use Compensation Adjusted EBITDA and Compensation Cash Flows in determining bonuses for 2017 because certain expenses and charges expected (at the time of the Board’s election) to be incurred by the Company during the year (e.g., M&A Costs and manufacturing facility closures, restructuring and other related charges) were viewed to be in the long term interest of the Company and that such amounts should not impact the ability of senior management to achieve the performance bonus targets.
The target amount for Compensation Adjusted EBITDA for 2017 was set at $136,000,000 (the “Compensation Adjusted EBITDA Target”) and the target amount for Compensation Cash Flows was set at $99,000,000 (the “Compensation Cash Flows Target”). The Company’s actual Compensation Adjusted EBITDA for 2017 was $129,707,000 which was 95.4% of the

Compensation Adjusted EBITDA Target. The Company’s actual Compensation Cash Flows for 2017 was $99,868,000 which was 100.9% of the Compensation Cash Flows Target.
The following table presents the target incentive compensation as a percentage of salary, the indicators used in 2017 to measure the Company’s performance for purposes of the short-term incentive compensation program and their relative weight.

	Gregory A.C. Yull	Jeffrey Crystal	Shawn Nelson	Douglas Nalette	Joseph Tocci
2017 Annual Eligible Base Salary	$770,000	$435,000	$353,579	$371,418	$330,393
Incentive compensation as a percentage of salary:
Minimum	0%	0%	0%	0%	0%
Target	100%	60%	50%	50%	50%
Maximum	150%	120%	100%	100%	100%
Relative weight of financial indicators:
Compensation Adjusted EBITDA	75%	75%	75%	75%	75%
Compensation Cash Flows	25%	25%	25%	25%	25%
Total	100%	100%	100%	100%	100%

The bonus is calculated using, for each of the Compensation Adjusted EBITDA and Compensation Cash Flows objectives, the following formula and is equal to the sum of all results:

Annual Eligible Base salary at target	X	Bonus percentage (as determined based on the performance relative to the applicable objective’s target and as capped by the applicable maximum)	X	Weight of financial indicator
For purposes of the above calculation, bonus percentage is between 35% and 100% if between approximately 90% and 100% of the target objectives were achieved by the Company, respectively. For achievement between 90% and 100%, the bonus percentage is interpolated between 35% and 100%. The Company's actual Compensation Adjusted EBITDA for 2017 yielded a bonus percentage of 67.2%. For achievement above 100%, the bonus percentage is capped at 100% for purposes of calculating the bonuses for each of the Compensation Adjusted EBITDA and Compensation Cash Flows objectives but such achievement triggers respective additional “reach” bonuses described below.
The members of senior management were also eligible for an additional bonus calculated using a Compensation Adjusted EBITDA target amount of $147,500,000 (the “Reach Adjusted EBITDA Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum (i.e., it cannot exceed 1)):

Actual Compensation Adjusted EBITDA – Compensation Adjusted EBITDA Target	X	Maximum bonus amount – Target bonus amount	X	Weight of financial indicator
Reach Adjusted EBITDA Target – Compensation Adjusted EBITDA Target
The members of senior management were also eligible for an additional bonus calculated using a Compensation Cash Flows target amount of $107,000,000 (the “Reach Cash Flows Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum (i.e., it cannot exceed 1)):

Actual Compensation Cash Flows – Compensation Cash Flows Target	X	Maximum bonus amount – Target bonus amount	X	Weight of financial indicator
Reach Cash Flows Target – Compensation Cash Flows Target

The following table presents the target objectives for 2017 approved by the Board of Directors and the results achieved by the Company.

	Target	Actual	Evaluation of Performance
	$	$	%
Compensation Adjusted EBITDA	136,000,000	129,707,000	95.4
Compensation Cash Flows	99,000,000	99,868,000	100.9
Reach Adjusted EBITDA	147,500,000	129,707,000	87.9
Reach Cash Flows	107,000,000	99,868,000	93.3

The following table presents, for each target objective, the bonus amount earned by each member of senior management for 2017.

	Gregory A.C. Yull	Jeffrey Crystal	Shawn Nelson	Douglas Nalette	Joseph Tocci
	$	$	$	$	$
Compensation Adjusted EBITDA	388,239	131,598	89,138	93,636	83,293
Compensation Cash Flows	192,500	65,250	44,197	46,427	41,299
Reach Adjusted EBITDA	—	—	—	—	—
Reach Cash Flows	10,439	7,077	4,793	5,035	4,479
Total	591,178	203,925	138,128	145,098	129,071
Incentive Plan Awards
Performance and Restricted Share Unit Plan (formerly known as the Performance Share Unit Plan)
On March 7th, 2018, the Board of Directors approved the addition of RSUs as an available award type under the PSU and RSU Plan.
The purpose of the PSU and RSU Plan is to provide participants with a proprietary interest in the Company to: (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company; (b) furnish an incentive to such participants to continue their services for the Company; and (c) provide a means through which the Company may attract potential employees. The PSU and RSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs and RSUs to eligible persons.
A PSU, as defined by the PSU and RSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU and RSU Plan, to receive a cash payment equal to the volume weighted average trading price of the Company's shares on the TSX for the five consecutive trading days immediately preceding the day of settlement. The final number of PSUs that vest will range from 0% to 200% of the initial number awarded based on the Company's total shareholder return ("TSR") over the three years relative to a specified peer group of companies ("Peer Group").
The following table presents the award payout schedule for the PSUs granted as of December 31, 2017. One hundred percent of the PSUs are defined as the “Target Shares” in the table. Further, first quartile means the top performing quartile and fourth quartile means the bottom performing quartile.

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
First Quartile TSR ranking	150%
Second Quartile TSR ranking	100%
Third Quartile TSR ranking	50%
Fourth Quartile TSR ranking	0%

For PSUs granted subsequent to the March 7, 2018 amendment, the number of PSUs which will be eligible to vest will be determined by multiplying the number of PSUs awarded as follows:

•	50% based on the Company's TSR relative to the Peer Group over the measurement period as set out in the table below.

•	50% based on the average return on invested capital over the measurement period (the “ROIC Performance”) as set out in the table below.

•
The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
Less than the 25th percentile	0%
25th percentile	50%
50th percentile	100%
75th percentile	150%
90th percentile or higher	200%

The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%
A RSU, as defined by the PSU and RSU Plan, represents the right of a participant, once such RSU is earned and has vested in accordance with the PSU and RSU Plan, to receive a cash payment equal to the volume weighted average trading price of the Company's shares on the TSX for the five consecutive trading days immediately preceding the day of settlement. The fair value of RSUs is calculated based on the volume weighted average trading price of the Company's shares on the TSX for the five consecutive trading days immediately preceding the reporting period end date. Changes in the fair value of the liability will be reflected in SG&A.
On February 17, 2017, the Board of Directors approved amendments to the PSU and RSU Plan to provide for only cash settlement of PSU awards. As a result of the amendment, prospectively and until award settlement, the Company will remeasure the fair value of the awards at each reporting period end date and present the cash-settled awards as a liability within the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current, for amounts expected to settle in more than twelve months. The fair value of the PSUs are based on the Monte Carlo valuation model at each reporting period end date multiplied by the percentage vested. Changes in the fair value of the liability will be reflected in SG&A. Prior to the amendment, PSUs were to be settled in common shares of the Company. The expense was based on the grant date fair value of the awards expected to vest over the vesting period with a corresponding adjustment through contributed surplus.
The PSUs and RSUs are earned over a three-year period with vesting at the third anniversary of the grant date unless vesting is accelerated based on retirement eligibility, death or disability or in the event of change of control, as defined in the plan. No RSUs were granted or outstanding as of December 31, 2017.

PSU Grants During the Most Recently Completed Fiscal Year
The following table sets out the details of all PSU grants to the members of senior management during the fiscal year ended December 31, 2017.

Name	PSU Awards granted	% of total PSU awards granted in financial year	Market value on date of grant CDN$	Expiration date
Gregory A.C. Yull	91,069	25%	$21.59	12/30/2020
Jeffrey Crystal	22,033	6%	$21.59	12/30/2020
Douglas Nalette	11,751	3%	$21.59	12/30/2020
Shawn Nelson	11,751	3%	$21.59	12/30/2020
Joseph Tocci	10,870	3%	$21.59	12/30/2020
Year-End Vested and Unvested PSU Shares and Values
The following table sets out for each of the members of senior management the total number of vested and unvested PSU shares held as of December 31, 2017 and the value of such vested and unvested shares at that date.

Name	Number of PSUs at fiscal year-end			Number of PSUs adjusted for TSR at fiscal year end(1)			Value of PSUs at fiscal year-end CDN$ (2)
	Vested		Unvested	Vested		Unvested	Vested		Unvested
Gregory A.C. Yull	—		272,160	—		150,930	—		3,213,300
Jeffrey Crystal	—		69,946	—		47,913	—		1,020,068
Douglas Nalette	29,485	(3)	11,751	29,485	(3)	—	627,736	(3)	—
Shawn Nelson	—		41,236	—		29,485	—		627,736
Joseph Tocci	—		34,438	—		23,568	—		501,763

(1)
The final number of PSUs that vest will range from 0% to 150% of the initial number awarded based on the Company's TSR over the three years compared to a specified peer group of companies. Based on the Company’s TSR ranking as of December 31, 2017, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2017, would be as follows:

Grant Date	% of Target Shares
March 13, 2015	100%
March 21, 2016	100%
December 20, 2016	0%
March 20, 2017	0%

(2)	The fair value of the PSUs is based on the five-day volume weighted average of the closing price of the common shares of the Company on the TSX on December 29, 2017 (CDN$ 21.29).

(3)	Accelerated vesting as a result of meeting retirement eligibility as defined by the PSU Plan.
Deferred Share Unit Plan
The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. Under the DSU plan, each director may receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company.
A DSU, as defined by the Company’s DSU Plan, is a right that has a value equal to the volume weighted average trading price of the shares on the TSX for the five consecutive trading days immediately preceding the day of payment.
On February 17, 2017, the Board of Directors approved amendments to the DSU Plan to provide for only cash settlement of DSU awards. As a result of the amendment, prospectively and until award settlement, the Company will remeasure the fair value of the awards on the amendment date and at each reporting period end date and present the cash-settled awards as a liability on the Company's consolidated balance sheet under the caption share-based compensation liabilities-current. Changes in the fair value of the liability are reflected in SG&A. Prior to the amendment, DSUs were to be settled in common shares of the Company and the expense was based on the grant date fair value of the awards with a corresponding adjustment through contributed surplus.
DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period. DSUs received as a result of a grant are expensed immediately.
DSU Grants During the Most Recently Completed Fiscal Year
The following table sets out the details for the fiscal year ended December 31, 2017 of all DSU grants to directors, including DSUs elected in lieu of cash by the directors for semi-annual director fees granted as of December 31, 2017.

Name	DSU Awards granted	% of total DSU awards granted in financial year	Market value on date of grant CDN$	Expiration date
Robert M. Beil	946	2%	$22.75	n/a
	4,035	8%	$24.60	n/a
George J. Bunze	3,319	7%	$22.75	n/a
	4,035	8%	$24.60	n/a
	3,755	8%	$20.14	n/a
Frank Di Tomaso	4,035	8%	$24.60	n/a
Robert J. Foster	2,038	4%	$22.75	n/a
	4,035	8%	$24.60	n/a
	2,305	5%	$20.14	n/a
James Pantelidis	4,035	8%	$24.60	n/a
Jorge N. Quintas	1,659	3%	$22.75	n/a
	4,035	8%	$24.60	n/a
	1,877	4%	$20.14	n/a
Mary Pat Salomone	4,035	8%	$24.60	n/a
Melbourne F. Yull	4,035	8%	$24.60	n/a
The following table sets out for each of the directors the total number of DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2017.

Name	Number of DSUs not yet granted(1)	Fees Earned for which DSUs were elected in lieu of cash CDN$
Robert M. Beil	—	—
George J. Bunze	3,370	71,757
Frank Di Tomaso	—	—
Robert J. Foster	2,070	44,061
James Pantelidis	—	—
Jorge N. Quintas	1,685	35,879
Mary Pat Salomone	—	—
Melbourne F. Yull	—	—

(1)
Estimated DSUs to be granted in lieu of cash for semi-annual directors’ fee earned based on the five-day volume weighted average of the closing price of the common shares of the Company on the TSX on December 29, 2017 (CDN$ 21.29).

Year-End Vested DSU Shares

The following table sets out for each of the directors the total number of vested DSUs as of December 31, 2017 and the value of such vested DSUs at that date.

Name	Number of vested DSUs outstanding at fiscal year-end (1)	Value of vested DSUs outstanding CDN$ (1)(2)
Robert M. Beil	19,537	415,943
George J. Bunze	34,357	731,461
Frank Di Tomaso	14,311	304,681
Robert J. Foster	28,459	605,892
James Pantelidis	14,311	304,681
Jorge N. Quintas	25,150	535,444
Mary Pat Salomone	10,311	219,521
Melbourne F. Yull	20,991	446,898

(1)	Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2017.

(2)	The value of vested DSUs is based on the five-day volume weighted average of the closing price of the common shares of the Company on the TSX on December 29, 2017 (CDN$ 21.29).
Executive Stock Option Plan
The purpose of the Executive Stock Option Plan ("ESOP") is to promote a proprietary interest in the Company among the executives, key employees and directors of the Company and its subsidiaries, in order to both encourage such persons to further the development of the Company and assist the Company in attracting and retaining key personnel necessary for the Company’s long-term success. The Board of Directors designates from time-to-time those persons to whom options are to be granted and determines the number of common shares subject to such options. Generally, participation in the ESOP is limited to persons holding positions that can have an impact on the Company’s long-term results.
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

As of December 29, 2017, there were options outstanding under the ESOP to purchase an aggregate of 834,375 common shares, representing 1.4% of the issued and outstanding common shares of the Company, and a total of 721,250 options exercisable. During 2017, no options were granted.
Year-End Unexercised Options and Option Values
The following table sets out for each of the directors and members of senior management the total number of unexercised options held as of December 29, 2017 and the value of such unexercised options at that date.

Name	Number of unexercised options at fiscal year-end Exercisable / Unexercisable		Value of unexercised “in the money” options at fiscal year-end Exercisable / Unexercisable CDN$ (1)
Robert M. Beil	10,000	—	94,500	—
George J. Bunze	10,000	—	94,500	—
Frank Di Tomaso	—	—	—	—
Robert J. Foster	10,000	—	94,500	—
James Pantelidis	10,000	—	94,500	—
Jorge N. Quintas	—	—	—	—
Mary Pat Salomone	—	—	—	—
Melbourne F. Yull	—	—	—	—
Gregory A.C. Yull	280,000	40,000	2,584,800	357,600
Jeffrey Crystal	24,375	8,125	227,906	75,969
Douglas Nalette	74,375	8,125	690,412	72,638
Shawn Nelson	74,375	8,125	690,415	72,638
Joseph Tocci	65,000	5,000	606,600	44,700

(1)
The value of unexercised “in-the-money” options is calculated using the closing price of the common shares of the Company on the TSX on December 29, 2017 (CDN$ 21.49) less the respective exercise prices of the options.

Stock Appreciation Rights Plan
The purpose of the Stock Appreciation Rights Plan is to: (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain the key employees necessary for the Company’s long-term success. The Stock Appreciation Rights Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award stock appreciation rights (“SARs”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years. No SARs were granted in 2017.
The following table sets out for each of the directors and members of senior management the total number of SARs held as of December 31, 2017 and the value of such unexercised SARs at that date.

Name	Number of unexercised SARs at fiscal year-end Exercisable / Unexercisable			Value of unexercised SARs at fiscal year-end Exercisable / Unexercisable CDN$ (1)
Robert M. Beil	10,000	/	—	139,300	/	—
George J. Bunze	10,000	/	—	139,300	/	—
Robert J. Foster	10,000	/	—	139,300	/	—
James Pantelidis	30,000	/	—	417,900	/	—
Joseph Tocci	80,000	/	—	1,114,400	/	—

(1)	The value of unexercised SARs is calculated using the closing price of the common shares of the Company on the TSX on December 29, 2017 (CDN$ 21.49) less the base price of the SARs (being CDN$ 7.56).

Clawback Policy
In April 2014, the Board of Directors adopted a “clawback” policy, pursuant to which the Company may recoup from executive officers or employees of the Company and its subsidiaries, as the case may be, annual incentive bonuses, special bonuses, other incentive compensation and equity-based awards, whether vested or unvested, paid, issued or granted to them, in the event of fraud, restatement of the Company’s financial results, material errors or omissions in the Company’s financial statements, or other events as may be determined from time to time by the Board of Directors in its discretion. To date, the Company has not been required to apply the “clawback” policy.
Pension and Other Post Retirement Benefit Plans
Melbourne F. Yull was Chairman of the Board of Directors and Chief Executive Officer of the Company from January 11, 1995 to June 14, 2006. Prior thereto, Mr. Yull was the President and a Director of the Company or a predecessor thereof, from 1981. The former employment agreement entered into between the Company and Mr. Yull provides that Mr. Yull receive from the Company a defined benefit supplementary pension annually for life in an amount equal to 2% of the average of Mr. Yull’s annual gross salary for the final five years of his employment with the Company, multiplied by his years of service with the Company to retirement. Accordingly, Mr. Yull receives a pension from the Company in an amount of $260,935 per year. This pension was earned by Mr. Yull in his capacity as an executive of the Company, not as a Director of the Company.
Defined Contribution Pension Plans
The Company maintains defined contribution pension plans in the US and Canada. Each member of senior management participates in the “US Plan”. The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the US Internal Revenue Code. Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Company may make discretionary contributions for the benefit of eligible employees. The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The following table sets out the Company’s contributions to the pension plan payable for 2017 for each member of senior management.

Name	Company Contributions $
Gregory A.C. Yull	14,850
Jeffrey Crystal	14,850
Douglas Nalette	14,850
Shawn Nelson	14,850
Joseph Tocci	14,850
Total Cash Payments
Total cash payments for employee future benefits for 2017, consisting of cash contributed by the Company to its unfunded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $8.4 million ($6.0 million in 2016).
Executive Employment Contracts and Change of Control Agreements
The following agreements between the Company and members of senior management were in effect at the end of 2017.
The Company entered into “change of control” agreements as of January 2001 with Shawn Nelson, as of October 28, 2004 with Douglas Nalette, and as of September 8, 2006 with Joseph Tocci. These agreements provide that if, within a period of six months after a change of control of the Company: (a) the executive voluntarily terminates his employment with the Company; or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to, subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, in deferred compensation, a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to twelve months of such executive’s base remuneration at the effective date of such resignation or termination, and continued insurance coverage then in effect if permitted by its carrier during such period.

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
On August 2, 2010, the Company entered into an Executive Employment Agreement with Gregory A.C. Yull, as supplemented to date (the "Yull Agreement"). Pursuant to the terms of the Yull Agreement, Mr. Yull received an annual base salary of $450,000 which increased to $475,000 commencing June 1, 2011 and to $500,000 commencing on June 1, 2012. Also pursuant to the terms of the Yull Agreement, as of June 1, 2013 and thereafter, annual base salary adjustment has been and will be determined by the Board. Mr. Yull shall also be entitled to a performance bonus for each fiscal year ranging from zero to 100% of his then current annual base salary (zero to 150% effective beginning with the 2013 Senior Management Bonus Plan and zero to 200% effective beginning with the 2018 Senior Management Bonus Plan as resolved by the Board of Directors) based on the achievement of specific goals that are mutually agreed to between Mr. Yull and the Board. For 2017, Mr. Yull’s bonus was based on the Company achieving certain target amounts for Compensation Adjusted EBITDA Targets and Compensation Cash Flow Targets, as further described above in the Section entitled “2017 Senior Management Bonus Plan”.
Unless terminated by the Company for Cause (as defined in the Yull Agreement), he shall receive a defined benefit supplementary pension annually for life equal to the lesser of: (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60 or younger with such payments to begin at age 60; and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Company. In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplement pension benefit that was being paid to Mr. Yull at the time of his death or that would have been paid to Mr. Yull if he had retired on the date of his death, within ninety days of his death and continuing annually during her lifetime. The retirement benefits set forth above were vested upon the completion of five years of service.
In the event the Company terminates Mr. Yull’s employment without Cause, or Mr. Yull terminates his employment for Good Reason as defined in the Yull Agreement (except as otherwise summarized in the next paragraph), Mr. Yull shall be entitled to severance pay in an amount equal to two times the sum of his base salary and the average performance bonus paid to Mr. Yull in the last two fiscal years ending on the date prior to his date of termination. Subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, such amount shall be paid 65% in a lump sum and the balance in eight equal quarterly installments. In addition, all unvested options that would otherwise vest during the 24 months following the date of termination shall be immediately vested and remain exercisable for a period of twelve months. Lastly, the defined benefit supplementary pension summarized above shall vest.
In the event that the Company terminates Mr. Yull’s without Cause or Mr. Yull terminates his employment for Good Reason within two years of a Change of Control, as defined in the Yull Agreement, then he shall be entitled to receive: (i) accrued and unpaid base salary earned up to the date of termination; (ii) a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years; (iii) vacation pay earned up to the date of termination; and (iv) severance pay in an amount equal to three times the sum of his base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination. In addition, all unvested stock options held by Mr. Yull shall immediately vest and remain exercisable for a period of 36 months following the date of termination, and the retirement benefits set forth above shall vest. Mr. Yull shall also be entitled to participate, at his cost, in the benefits under the Company’s medical and dental benefit program until such time as he reaches the age of eligibility for coverage under Medicare. Lastly, disability and life insurance benefits shall be provided for the benefit of Mr. Yull pursuant to any benefit plans and programs then provided by the Company generally to its executives and continue for a period of 36 months following the date of termination.
In the event that Mr. Yull’s employment is terminated as a result of his Permanent Disability, as defined in the Agreement, or death, he shall be entitled to receive: (i) accrued and unpaid base salary earned up to the date of termination; (ii) a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred; (iii) vacation pay earned up to the date of termination; and (iv) the defined benefit supplementary pension summarized above. In addition, all unvested stock options held by Mr. Yull shall immediately vest and remain exercisable for a period of nine months following the date of termination for Permanent Disability or death.

In the event that Mr. Yull's employment is terminated by the Company for Cause or by Mr. Yull without Good Reason, then he shall be entitled to receive: (i) accrued and unpaid base salary earned up to the date of termination and (ii) vacation pay earned up to the date of termination.
Mr. Yull has also agreed to a customary non-compete for two years from the date of termination.
On May 5, 2017, the Company entered into an Executive Employment Agreement with Jeffrey Crystal, which supersedes the previous terms of employment mutually agreed upon by the Company and Mr. Crystal on March 21, 2014. Pursuant to the terms of the Agreement, Mr. Crystal receives an annual base salary of $435,000 which will be reviewed annually by the Board. Mr. Crystal shall also be entitled to a performance bonus for each fiscal year ranging from zero to 120% of his then-current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Crystal and the Board. For 2017, Mr. Crystal's bonus was based on the Company achieving certain target amounts for Compensation Adjusted EBITDA Targets and Compensation Cash Flow Targets, as further described above in the Section entitled “2017 Senior Management Bonus Plan”. In addition, the Company agreed to cover certain of Mr. Crystal’s relocation costs.
In the event that Mr. Crystal’s employment is terminated by the Company without cause or in connection with a Change of Control (as defined in the Agreement), other than as provided in the next paragraph, then he shall be entitled to receive: (i) accrued and unpaid base salary earned up to the date of termination; (ii) accrued but unused vacation pertaining to the year in which the termination occurs; (iii) a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years; and (iv) severance pay in an amount equal to one and a half times the sum of his base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination.
Alternatively, if Mr. Crystal is involuntarily terminated or terminates his employment for Good Reason within six months of a Change of Control, then he shall be entitled to receive: (i) accrued and unpaid base salary earned up to the date of termination; (ii) accrued but unused vacation pertaining to the year in which the termination occurs; (iii) a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years; and (iv) severance pay in an amount equal to two times the sum of his base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination.
If Mr. Crystal is entitled to severance payments and elects continuation coverage of any Company medical insurance benefits, the Company will pay to the plan(s) on Mr. Crystal's behalf for the duration of the period in which he is receiving severance payments.
In the event that Mr. Crystal’s employment is terminated as a result of his death or disability, he shall be entitled to receive: (i) accrued and unpaid base salary earned up to the date of termination; (ii) accrued but unused vacation pertaining to the year in which the termination occurs; and (iii) a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years.

C.	BOARD PRACTICES
Term
The Company has nine Directors. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on June 7, 2018, at which time the current term of each Director will expire.
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
Ms. Salomone graduated from Baldwin Wallace College with a Masters of Business Administration and from Youngstown State University with a Bachelor of Engineering in Civil Engineering. Ms. Salomone is a Director of TransCanada Corporation and TransCanada Pipelines Limited since 2013 where she serves on the Human Resources Committee and the Health, Safety and Environment Committee. Ms. Salomone is also a Director of Herc Holdings, Inc. (equipment rental company) since 2016. She is the chairperson of the Compensation Committee, as well as a member of the Nominating and Governance Committee at Herc Holdings. Ms. Salomone was the Senior Vice President and Chief Operating Officer of The Babcock & Wilcox Company (“B&W”) (power generation company) from January 2010 to June 2013. Ms. Salomone serves as a trustee of the Youngstown State University Foundation.
The mandate of the Human Resources and Compensation Committee consists of ensuring the direction and implementation of the Company’s wage and compensation plans, policies, and programs.
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
As of December 31, 2017, the Company had 2,585 total employees; 606 in Canada, 1,652 in the US, 80 in Portugal, 10 in the rest of Europe, 4 in Mexico, and 233 in India. As of December 31, 2017, 615 held either sales-related, administrative, information technology or research and development positions and 1,970 were employed in operations. Approximately 154 hourly employees at the Company’s Marysville, Michigan manufacturing facility are unionized and subject to a collective bargaining agreement which expires on April 30, 2018. Approximately 203 hourly employees at the Company’s Menasha, Wisconsin manufacturing facility are unionized and subject to a collective bargaining agreement that expires on July 31, 2018. Approximately 110 hourly employees at the Company’s Carbondale, Illinois manufacturing facility are unionized and subject to a collective bargaining agreement that expires on March 4, 2021. Approximately 17 hourly employees at the Company’s Delta, British Columbia manufacturing facility are unionized and subject to a collective bargaining agreement that is scheduled to expire on March 31, 2019. Approximately 90 hourly employees at the Company's Cornwall, Ontario manufacturing facility are unionized and subject to a collective bargaining agreement that is scheduled to expire on March 6, 2021. Approximately 28 hourly employees at the Company's Montreal, Quebec manufacturing facility are unionized and subject to a collective bargaining agreement that is scheduled to expire on April 14, 2021. Other than the strike at its Brantford, Ontario manufacturing facility in 2008, which is now closed, the Company has never experienced a work stoppage and it considers its employee relations to be satisfactory. The Company does not employ a significant number of temporary employees.
As of December 31, 2016, the Company had 2,218 total employees; 384 in Canada, 1,487 in the US, 80 in Portugal, 4 in Mexico, 8 in the rest of Europe and 255 in India. As of December 31, 2016, 433 held either sales-related, administrative, information technology or research and development positions and 1,785 were employed in operations. As of December 31, 2015, the Company had 1,970 total employees; 382 in Canada, 1,517 in the US, 61 in Portugal, 4 in Mexico and 6 in the rest of Europe. As of December 31, 2015, 424 held either sales-related, administrative, information technology or research and development positions and 1,509 were employed in operations.

E.	SHARE OWNERSHIP
The following table sets out for each of the Directors and members of senior management the number of shares of the Company owned or controlled by each, as of March 8, 2018.

Name	Number of Shares Owned	% of Shares Outstanding
Robert M. Beil	42,133	0.07%
George J. Bunze	53,371	0.09%
Frank Di Tomaso	10,000	0.02%
Robert J. Foster	50,100	0.09%
James Pantelidis	16,000	0.03%
Jorge N. Quintas	50,508	0.09%
Mary Pat Salomone	—	—
Melbourne F. Yull	1,784,629	3.04%
Gregory A.C. Yull	704,198	1.20%
Jeffrey Crystal	20,180	0.03%
Douglas Nalette	123,428	0.21%
Shawn Nelson	137,824	0.23%
Joseph Tocci	62,752	0.11%
Directors who are not executive officers of the Company are required to own a minimum of 10,000 shares within five years of joining the Board of Directors in order to remain eligible for future grants of DSUs. On February 3, 2016, the Board determined that DSUs will be included in determining whether the minimum share ownership requirements have been satisfied, on the basis that each DSU is equivalent to one common share for purposes of such determination. As of March 8, 2018, all of the eight directors who are not executive officers of the Company are in compliance with the share ownership requirement.
The Board of Directors has determined that the Company’s minimum share ownership requirement shall apply to the CEO, CFO and all the Company’s other NEOs as identified in the Company’s management information circular. The three NEOs are currently Douglas Nalette, Shawn Nelson and Joseph Tocci. The Board of Directors has further determined that, for the CEO, the minimum share ownership requirement is shares having a value equal to at least two times his annual salary, and for the CFO and the three other NEOs, the minimum share ownership requirement is shares having a value equal to at least one time their respective annual salaries. As of March 8, 2018, the CEO, CFO and the NEOs are in compliance with the minimum share ownership requirement.
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
As of March 8, 2018, the Directors and senior management owned an aggregate of 3,055,123 common shares of the Company, being 5.20% of the issued and outstanding common shares of the Company. The common shares held by the Directors and senior management do not have different voting rights from those held by the other shareholders of the Company.
Please see the heading “Executive Stock Option Plan” above in this section for a description of the Company’s Amended Executive Stock Option Plan.

The following table sets forth all vested and unvested outstanding options granted to the Company’s Directors and senior management through March 8, 2018:

Name	Number of options outstanding	Exercise price of options CDN$	Expiration date of options
Robert M. Beil	10,000	12.04	6/5/2019
George J. Bunze	10,000	12.04	6/5/2019
Frank Di Tomaso	—	—	—
Robert J. Foster	10,000	12.04	6/5/2019
James Pantelidis	10,000	12.04	6/5/2019
Jorge N. Quintas	—	—	—
Mary Pat Salomone	—	—	—
Melbourne F. Yull	—	—	—
Gregory A.C. Yull	160,000	12.04	6/5/2023
	160,000	12.55	3/17/2024
Jeffrey Crystal	32,500	12.14	5/13/2020
Douglas Nalette	50,000	12.04	6/5/2019
	32,500	12.55	3/17/2020
Shawn Nelson	50,000	12.04	6/5/2019
	32,500	12.55	3/17/2020
Joseph Tocci	50,000	12.04	6/5/2019
	20,000	12.55	3/17/2020

Item 7:	Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS
As of March 8, 2018, to the knowledge of the Company, the following are the only shareholders who beneficially own, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company (“Major Shareholders”). Also provided below is a three-year history of their stock ownership:

Name and place of residence	March 8, 2018	March 9, 2017	March 9, 2016
Fiera Capital Corporation Montreal, Quebec	4,239,616 (1) / 7.21%	3,399,616 / 5.59%	1,720,401 / 2.93%

(1)	Based on Nasdaq Global Intelligence report as of February 2018.
The Major Shareholders of the Company do not have any voting rights that differ from the other shareholders of the Company.
As of December 31, 2017, the number of record holders is estimated to be as follows: 20,740 in Canada, 845 in the US and 241 elsewhere. Of the 58,799,910 common shares issued and outstanding on December 31, 2017, such record holders are estimated to hold 29,217,676 shares in Canada, 23,861,003 shares in the US, and 5,721,231 shares elsewhere, equaling 49.69%, 40.58% and 9.73%, respectively.
The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal person. There are no arrangements known to the Company that could result at a subsequent date in a change of control of the Company.

B.	RELATED PARTY TRANSACTIONS
To the knowledge of the Company, for the period from the beginning of 2017, none of its directors or officers or any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to the Company’s shares, any associate or affiliate of any such person, or any close member of any such person’s family, has any material interest in any transaction since the beginning of the last completed financial year or in any proposed transactions that has materially affected or will materially affect the Company or any of its affiliates.

C.	INTERESTS OF EXPERTS AND COUNSEL
Not Applicable.

Item 8:	Financial Information

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards.

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The Consolidated Financial Statements of the Company for the years ended December 31, 2017, 2016, and 2015 include the following:

•	Management’s Responsibility for Consolidated Financial Statements

•	Management’s Report on Internal Control over Financial Reporting

•	Report of Independent Registered Public Accounting Firm

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

•	Consolidated Financial Statements

•	Consolidated Earnings

•	Consolidated Comprehensive Income

•	Consolidated Changes in Equity

•	Consolidated Cash Flows

•	Consolidated Balance Sheets

•	Notes to Consolidated Financial Statements

Legal or Arbitration Proceedings
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually, or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of December 31, 2017.

Dividends
The Board of Directors of the Company adopted a Dividend Policy on August 14, 2012 providing for semi-annual dividend payments. On August 14, 2013, the Board of Directors modified the Company’s dividend policy to provide for quarterly dividend payments. On July 7, 2014, the Board of Directors further modified the Company’s dividend policy to increase the annualized dividend by 50% from $0.32 to $0.48 per share. On August 12, 2015, the Board of Directors of the Company amended the quarterly dividend policy to increase the annualized dividend from $0.48 to $0.52 per share. On August 10, 2016, the Board of Directors amended the Company’s the dividend policy by increasing the annualized dividend by 7.7% from $0.52 to $0.56 per share. So long as the payments do not result in a violation of the Company’s covenants with its lenders, and subject to the provisions of the Canada Business Corporations Act relating to the declaration and payment of dividends, there are no other restrictions that would prevent the Company from paying dividends. The following table sets forth the dividends paid as of December 31, 2017:

Date Declared	Record Date	Date Paid	Amount per Share
03/09/15	03/19/15	03/31/15	USD$ 0.12
05/11/15	06/15/15	06/30/15	USD$ 0.12
08/12/15	09/15/15	09/30/15	USD$ 0.13
11/11/15	12/15/15	12/31/15	USD$ 0.13
03/09/16	03/21/16	03/31/16	USD$ 0.13
05/09/16	06/15/16	06/30/16	USD$ 0.13
08/10/16	09/15/16	09/30/16	USD$ 0.14
11/10/16	12/15/16	12/30/16	USD$ 0.14
03/08/17	03/21/17	03/31/17	USD$ 0.14
05/08/17	06/15/17	06/30/17	USD$ 0.14
08/10/17	09/15/17	09/29/17	USD$ 0.14
11/10/17	12/15/17	12/29/17	USD$ 0.14

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
The following table sets forth the reporting of the high and low prices for the Company shares on the TSX and OTC Pink Marketplace for the periods indicated.

Year	Period	Toronto Stock Exchange (CDN$)		OTC Pink Marketplace (USD$)
		High	Low	High	Low
2013	Annual	15.62	7.96	15.20	8.09
2014	Annual	19.95	11.12	17.36	10.10
2015	Annual	20.51	13.67	16.65	10.30
2016	Annual	25.74	15.46	19.25	11.19
2017	Annual	25.41	17.49	20.05	14.16
2016	First Quarter	18.96	15.46	14.53	11.19
	Second Quarter	21.75	18.09	16.68	13.97
	Third Quarter	23.72	20.06	17.99	15.35
	Fourth Quarter	25.74	20.51	19.25	15.25
2017	First Quarter	25.06	21.38	19.11	16.21
	Second Quarter	24.97	22.88	18.94	16.50
	Third Quarter	25.41	17.97	20.05	14.44
	Fourth Quarter	22.01	17.49	17.15	14.16
2017	September	19.95	17.97	15.82	14.44
	October	20.42	18.15	15.84	14.63
	November	22.01	17.49	17.15	14.16
	December	21.62	20.90	17.06	15.34
2018	January	22.84	20.97	18.15	16.80
	February	21.47	19.71	17.38	15.95

The Company has authorized an unlimited number of voting common shares without par value. The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares. As of December 31, 2017, there were 58,799,910 issued and outstanding common shares and no issued and outstanding preferred shares of the Company.

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
1.The business of the Company was established when Intertape Systems Inc., a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal. The Company was incorporated under the Canada Business Corporations Act (the “Act”) on December 22, 1989 under the name “171695 Canada Inc.” On October 8, 1991, the Company filed a Certificate of Amendment changing its name to “Intertape Polymer Group Inc.” A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company was amalgamated with EBAC Holdings Inc.
On November 11, 2015, the Board of Directors adopted By-Law 2015-1, requiring advance notice for the nomination of directors.
2.The Directors of the Company may, when deemed expedient:

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
3.Description of Share Capital
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
4.The rights of the holders of the Class A preferred shares may be amended only with the prior approval of two-thirds of the holders of the Class A preferred shares in addition to any other approvals required by the Act. There are no preferred shares currently issued and outstanding.
5.Subject to compliance with the Act, the annual shareholders' meeting shall be convened on such day each year and at such time as the Board of Directors may by resolution determine. Special meetings of the shareholders may be convened by order of the Chairman of the Board, the President or a Vice President who is a director or by the Board of Directors to be held at such time and place as may be specified in such order. Special meetings of the shareholders may also be called by written request to the Board of Directors signed by shareholders holding between them not less than five percent (5%) of the outstanding shares of the Company entitled to vote at such meeting. Such request shall state the business to be transacted at the meeting and sent to the registered office of the Company. In the event the Board of Directors does not call the meeting within twenty-one (21) days after receiving the request, then any shareholder who signed the request may call the meeting.
6.The Articles of Amalgamation of the Company do not contain limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights on the Company’s shares.
7.   The Articles of Amalgamation and the Bylaws contain no provision that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company or any of its subsidiaries.

C.	MATERIAL CONTRACTS
The following is a description of the material contracts the Company was a party to during the last two fiscal years ended December 31, 2017, regardless of when they were initially entered into by the Company, either directly or through one of its subsidiaries, and that are not in the ordinary course of the Company’s business:

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

•
an Amended and Restated Performance and Restricted Share Unit Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Amended and Restated Performance and Restricted Shared Unit Plan, see Exhibit 4.4 to this Form 20-F.

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

Date Entered	Amount	Interest Rate	Payments	Last Payment due
September 27, 2012	2.7 million	2.74%	$48,577	October 1, 2017
December 28, 2012	2.6 million	2.74%	$46,258	January 1, 2018
June 28, 2013	2.2 million	2.90%	$39,329	July 1, 2018
December 31, 2013	14.7 million	2.90%	$263,450	January 1, 2019
April 1, 2014	3.5 million	2.95%	$62,263	April 1, 2019

•
a Revolving Credit Facility Agreement dated November 18, 2014 (and since amended on August 2, 2016, September 2, 2016, January 27, 2017, June 9, 2017 and June 14, 2017), among the Company and certain of its subsidiaries, the Lenders referred to therein, Wells Fargo Bank, National Association as Administrative Agent, Swingline Lender and Issuing Lender, Bank of America, N.A. as Syndication Agent, and Wells Fargo Securities, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint Lead Arrangers and Joint Bookrunners. The Revolving Credit Facility Agreement, as amended, provides for a five-year $450.0 million Revolving Credit Facility. The Revolving Credit Facility replaced the ABL. The Revolving Credit Facility Agreement includes an incremental accordion feature of $150.0 million, which will enable the Company to increase the limit of this facility (subject to the Revolving Credit Facility Agreement’s terms and lender approval) if needed. The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR for US dollar loans and CDOR for Canadian dollar loans plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (175 basis points on December 31, 2017, 150 basis points as of December 31, 2016, 150 basis points as of December 31, 2015). The Revolving Credit Facility Agreement includes certain financial covenant obligations. The amount of capital expenditures in any fiscal year is limited to $100 million (prior to the January 2017 amendment, this limit was $50 million and any portion of the allowable $50 million not expended in the year could have been carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter). The consolidated total leverage ratio may not exceed 3.25 to 1.00 (subject to increase to 3.75 to 1.00 for the first four quarters following an acquisition with a price not less than $50 million), and the consolidated debt service coverage ratio may not be less than 1.50 to 1.00. The consolidated total leverage ratio compares consolidated total indebtedness to consolidated EBITDA (as defined in the Revolving Credit Facility Agreement). The consolidated debt service coverage ratio compares consolidated EBITDA (less certain taxes and dividends), to the sum of consolidated interest expense plus scheduled principal payments. The Revolving Credit Facility Agreement also includes certain other affirmative and negative covenants, subject to certain exceptions and limitations, including restrictions on indebtedness, liens, investments, and distributions. Reference is made to the Revolving Credit Facility Agreement for more detailed information regarding specific covenants, defined terms and conditions. For a copy of the Revolving Credit Facility Agreement, see Exhibit 4.6 to this Form 20-F.

•
the Rights Plan dated December 14, 2015 with CST Trust Company. The purpose of the Shareholder Rights Plan is to provide the Company’s Board of Directors with additional time, in the event of an unsolicited takeover bid, to develop and propose alternatives to the bid and negotiate with the bidder, as well as to ensure equal treatment of shareholders in the context of an acquisition of control made other than by way of an offer to all shareholders, and lessen the pressure on shareholders to tender a bid.

The Company’s Board of Directors has implemented the Rights Plan by authorizing the issuance of one right (a “Right”) in respect of each common share outstanding at the close of business on December 14, 2015 (the “Record Time”) and in respect of each voting share issued by the Company after the Record Time. The Rights trade with, and are represented by, the common shares. Until such time as the Rights separate, when they become exercisable, Rights certificates will not be distributed to shareholders and no further action is required by shareholders. If a person, or a group acting jointly or in concert (each, an “Offeror”), acquires beneficial ownership of 20% or more of the then outstanding voting shares (other than pursuant to an exemption available under the Rights Plan), Rights (other than those held by such Offeror, which will become void) will separate and permit the holders thereof to purchase additional shares at a substantial discount to the market price of the shares at that time. Pursuant to the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders will be deemed to be a “permitted bid” and will not trigger a separation under the Rights Plan. These criteria require, among other things, that the bid be made by way of a takeover bid circular to all holders of voting shares other than the Offeror, that all shareholders be treated equally and that the bid remain open for acceptance by shareholders for at least 60 days or such longer period as may be prescribed by law as the minimum deposit period.
Prior to separation, the Rights Plan is not dilutive and will not affect reported earnings per share or change the way in which shareholders would otherwise trade shares. Upon separation, reported earnings per share, on a fully diluted or non-diluted basis, may be affected. Shareholders who do not exercise their Rights upon separation may suffer substantial dilution along with the Offeror.
Under the policies of the TSX, the Rights Plan was required to be ratified by the shareholders of the Company at a meeting held within six months following the adoption of the Rights Plan, failing which the Rights Plan would have been required to be immediately cancelled and any rights issued thereunder would have been immediately redeemed or cancelled. On June 9, 2016, shareholders approved a resolution ratifying and approving the Rights Plan.
At or prior to the annual meeting of shareholders of the Company in the year 2019, the Board of Directors shall submit a resolution ratifying the continued existence of the Rights Plan to the shareholders for their consideration and, if thought desirable, approval.
For a copy of the Rights Plan, see Exhibit 2.1 to this Form 20-F.

•
the Asset Purchase Agreement dated June 9, 2017 among the Company and Cantech, Lenalco Holdings (Canada) Ltd., 169892 Canada Inc., 169893 Canada Inc., Howard Cohen, Paul Joseph Cohen, Intertape Polymer Inc. and Intertape Polymer Corp. Under this agreement, the Company acquired, on July 1, 2017, substantially all of the assets of Cantech, a privately-owned North American supplier of industrial and specialty tapes based in Montreal, Quebec, for an aggregate purchase price of approximately $67.0 million, net of cash acquired. The assets included the shares of Cantech Industries Inc., Cantech’s US subsidiary. The agreement also includes certain other affirmative and negative covenants, subject to certain exceptions and limitations, including restrictions on other transactions and competition, the ability to enter into certain material contracts, and material changes to the nature of the Company's business. For a copy of the Asset Purchase Agreement, see Exhibit 4.7 to this Form 20-F.

A copy of each of the foregoing contracts, except as otherwise noted, are available as Exhibits to this Form 20-F.

D.	EXCHANGE CONTROLS
As of the date hereof, there are no governmental laws, decrees or regulations in Canada on the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of the Company’s common stock, except as described under Item 10E “Taxation” below.
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
The Investment Canada Act governs acquisitions of control of Canadian businesses by non-Canadians. Under the Investment Canada Act, non-Canadian individuals or entities acquiring “control” (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Innovation, Science and Economic Development Canada (or in the case of “cultural businesses”, Heritage Canada), subject to certain statutory exemptions. The relevant Minister may review any transaction which constitutes an acquisition of control of a Canadian business, where certain thresholds are exceeded (which are higher for investors from World Trade Organization member countries or investors from countries with which Canada has a trade agreement, including the US and the European Union) or where the activity of the business is a “cultural business” (as defined in the legislation and its regulations), or where the investment could be injurious to Canada’s national security. For acquisitions of control of businesses which do not involve a cultural business or present national security issues, no change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor. Different rules apply to acquisitions of control of businesses related to Canada’s cultural heritage or national identity, or present national security concerns.
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

Certain transactions relating to the Company’s common stock would be exempt from the Investment Canada Act, unless they are found to be potentially injurious to Canada’s national security by the Minister responsible, including:

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
If a proposed transaction involves a transportation undertaking, and is subject to pre-merger notification to the Commissioner of Competition pursuant to the Competition Act, the parties to the proposed transaction must also provide pre-closing notification to the Minister of Transportation under the Canada Transportation Act. Such transactions require a 42-day waiting period which may be extended.
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
Material Canadian Federal Income Tax Consequences
The following general summary describes the principal Canadian federal income tax consequences applicable to a holder of the Company’s common stock who is a resident of the US, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) (the “Income Tax Act”) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common stock in the capital of the Company in connection with carrying on a business in Canada (a “non-resident holder”). This summary applies only to non-resident holders who hold their Company common stock as capital property. This summary does not apply to non-resident holders who are financial institutions (within the meaning of the Income Tax Act) or insurers.
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
This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of the Company’s common stock, and no opinion or representation with respect to the Canadian tax consequences to any holder or prospective holder of the Company’s common stock is made. Accordingly, holders and prospective holders of the Company’s common stock should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of the Company’s common stock in their particular circumstances.
Dividends
Dividends paid on the Company’s common stock to a non-resident holder will be subject under the Income Tax Act to withholding tax which tax is deducted at source by the Company. The withholding tax rate for dividends prescribed by the Income Tax Act is 25% but this rate may be reduced under the provisions of an applicable tax treaty. Under the Treaty, the withholding tax rate is reduced to 15% on dividends paid by the Company to a resident of the US who is the beneficial owner of such dividend and is eligible to benefits under the Treaty. The rate is further reduced to 5% where the beneficial owner of the dividend is a corporation resident in the US that is eligible for benefits under the Treaty and that owns at least 10% of the voting stock of the Company.

Capital Gains
A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of the Company unless such share is (or is deemed to be) “taxable Canadian property” (as defined in the Income Tax Act) of the non-resident holder. As long as the Company's common stock are listed on a designated stock exchange (which includes the TSX) at the time they are disposed of, the Company’s common stock will generally not be considered taxable Canadian property of a non-resident holder unless at any time during the 60-month period immediately preceding the disposition of the stock: (i) the non-resident holder, persons with whom the non-resident holder does not deal at arm’s length, partnerships in which the non-resident holder or any person with whom the non-resident holder does not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, or the non-resident holder together with such non-arm’s length persons or partnerships owned, or had an interest in an option in respect of, 25% or more of the issued stock of any class or series of the Company’s capital stock; and (ii) more than 50% of the fair market value of the shares of the Company was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Income Tax Act), timber resource properties (as defined in the Income Tax Act), or an option, an interest or right in such property.
Material US Federal Income Tax Consequences
The following is a general discussion of the material US federal income tax consequences, under current law, generally applicable to a US Holder (as hereinafter defined) of common shares of the Company. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Tax Consequences”).

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

This discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common shares of the Company and no opinion or representation with respect to the US federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common shares of the Company are urged to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common shares of the Company.
US Holders
As used herein, a “US Holder” means a holder of common shares of the Company who is a citizen or individual resident of the US, a corporation or partnership created or organized in or under the laws of the US or of any political subdivision thereof or a trust whose income is taxable in the US irrespective of source.
This summary does not address the tax consequences to, and US Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the US dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, persons that actually or constructively own 10 percent or more of the Company by vote or value, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to US Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares.
Distribution on Common Shares of the Company
US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for US federal income tax purposes the gross amount of such distributions equal to the US dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the

Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s federal income tax liability or, alternatively, may be deducted in computing the US Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). Dividends received by non-corporate US investors may be subject to US federal income tax at preferential tax rates if certain conditions are met. Dividends received by non-corporate US Holders with respect to the common shares of the Company are expected to be eligible for these preferential tax rates. US Holders should consult their own tax advisors regarding the eligibility of such dividends for a reduced rate of tax. To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation. Section 1411 of the Internal Revenue Code imposes a 3.8% Medicare surtax on net investment income of certain individuals, estates and trusts. In general, income with respect to Company distributions will be considered investment income for purposes of the surtax.
Foreign Tax Credit
A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the US Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces US federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s US income tax liability that the US Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income,” “high withholding tax interest,” “financial services income,” “shipping income,” and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain US Holders, “financial services income” for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and US Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.
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
Other Considerations
In the following circumstances, the above sections of this discussion may not describe the US federal income tax consequences resulting from the holding and disposition of common shares:
Passive Foreign Investment Company
Certain US income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on US Holders of foreign corporations. These rules do not apply to non-US Holders.
Section 1297 of the Code defines a PFIC as a corporation that is not formed in the US and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Company does not believe that it is a PFIC. If the Company is determined to be a PFIC, US Holders could be subject to additional US federal income taxes on gain recognized with respect to the common shares and on certain distributions. In addition, an interest charge may apply to the portion of the US federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the US Holder. Moreover, dividends that a non-corporate US Holder receives from the Company will not be eligible for the reduced US federal income tax rates on dividends described above if the Company is a PFIC in the taxable year of the dividend or the preceding taxable year. Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation and whether any related reporting is required.

F.	DIVIDENDS AND PAYING AGENTS
Not Applicable.

G.	STATEMENT BY EXPERTS
Not Applicable.

H.	DOCUMENTS ON DISPLAY
The documents referred to in this Form 20-F may be viewed at the Company’s office located at 100 Paramount Drive, Suite 300, Sarasota, Florida 34232.

I.	SUBSIDIARY INFORMATION
Not Applicable.

Item 11:	Quantitative and Qualitative Disclosures About Market Risk
Information for this Item is set forth in Note 21 to the 2017 audited consolidated financial statements under Item 18.

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
(a)    Disclosure Controls and Procedures. the Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) designed to ensure not only that information required to be disclosed in its reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, but also that information required to be disclosed by the Company is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2017. They concluded based on such evaluation that the Company’s disclosure controls and procedures were effective.
(b)    Management’s Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRS”).
Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment of internal control over financial reporting as of December 31, 2017 did not include the acquisition of substantially all of the assets of Canadian Technical Tape Ltd. ("Cantech"), which includes the shares of Cantech Industries, Inc., Cantech's US subsidiary, consummated during fiscal year 2017. Cantech is included in the Company’s consolidated financial statements and represents 11% of total assets as of December 31, 2017 and 4% of revenues for the year then ended.
Subject to the foregoing, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017 based on those criteria.
The Company’s internal control over financial reporting as of December 31, 2017 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.

(c)    Attestation Report of Raymond Chabot Grant Thornton LLP. The Company’s independent auditors, Raymond Chabot Grant Thornton LLP, audited the annual consolidated financial statements included in this annual report and audited the Company’s internal control over financial reporting as of December 31, 2017 and included in the consolidated financial statements referenced in Item 18 of this Form 20-F its report on the Company’s internal control over financial reporting.
(d)    Changes in Internal Control Over Financial Reporting. On July 1, 2017, the Company completed its acquisition of Cantech. Management’s assessment of internal control over financial reporting as of December 31, 2017 did not include the acquisition of Cantech consummated during fiscal year 2017. We are in the process of integrating the historical internal controls over financial reporting of Cantech with the rest of the Company. Cantech is included in the Company’s 2017 consolidated financial statements and represent 11% of total assets as of December 31, 2017 and 4% of revenues for the year then ended.
Other than the foregoing, there have been no changes in the Company’s internal control over financial reporting that occurred during 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16:	[RESERVED]

Item 16A:	Audit Committee Financial Expert
The Board of Directors of the Company has determined that it has at least one audit committee financial expert serving on its audit committee. Mr. Frank Di Tomaso, having over 45 years of experience in accounting and auditing, and having the attributes set forth in Paragraph 16A(b) of the General Instructions to Form 20-F, has been determined to be an audit committee financial expert. Further, Mr. Di Tomaso is “independent” as that term is defined by the TSX and Sarbanes-Oxley Act.

Item 16B:	Code of Ethics
The Company has adopted a code of ethics entitled “Intertape Polymer Group Inc. Code of Business Conduct and Ethics”, which is applicable to all of its employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and all persons performing similar functions. A copy of the Company’s Code of Business Conduct and Ethics has been posted on the Company’s website at http://www.itape.com under “Investor Relations”, “Corporate Governance”, “Governance Documents”. Any amendments to, or waiver from, any provision of the Code of Business Conduct and Ethics will be posted on the Company’s website at the above address within 5 business days following the date of such amendment or waiver and such information will remain available on the Company’s website for at least a 12-month period.

Item 16C:	Principal Accountant Fees and Services
The following table sets forth the fees billed (in Canadian dollars) for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, the Company’s independent auditors, for the fiscal years ended December 31, 2017, and December 31, 2016:

	2017	2016
	$CDN	$CDN
Audit Fees	837,500	687,000
Audit-Related Fees	213,000	113,000
Tax Fees	187,152	61,409
All Other Fees	136,000	—
Total Fees	1,373,652	861,409
(a) Audit Fees. Audit fees were for professional services rendered for the integrated audit of the Company’s consolidated financial statements and internal control over financial reporting, assisting its Audit Committee in discharging its responsibilities for the review of the Company’s interim unaudited consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as consent letters and assistance and review of documents filed with the SEC and Canadian securities regulatory authorities.

(b) Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated interim unaudited financial statements and are not reported under the caption “Audit Fees” above. These services included consultations concerning financial accounting and reporting standards as well as services related to the business acquisition made in 2017.
(c) Tax Fees. Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation of the Canadian subsidiaries’ income tax returns, assistance with questions regarding tax audits from the various taxation authorities in Canada and tax planning relating to common forms of domestic and international taxation, including tax planning related to the business acquisition made in 2017.
(d) All Other Fees. All other fees are defined as services provided other than the audit fees, audit-related fees and tax fees described above. In 2017, other fees related to acquisition due diligence services were provided. No such fees were billed in 2016.
(e) The Audit Committee charter provides for the required pre-approvals of services to be rendered by the external auditors. The pre-approval process takes place annually and is presented by the Company’s internal accountants and the external auditors for planned activity including audit, tax and non-audit services and includes reasonable detail with respect to the services covered. The pre-approval of all non-audit services allows the Committee to consider the effect of such services on the independence of the external auditor. Any such services that may arise in addition to the pre-approved plan must be presented separately to the Committee for pre-approval. The charter states that this responsibility cannot be delegated to management of the Corporation in any way whatsoever.

Item 16D:	Exemptions from the Listing Standards for Audit Committee
Not Applicable.

Item 16E:	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Period (1)	(a) Total number of subordinate voting shares purchased (*)	(b) Average price paid per subordinate voting share	(c) Total number of subordinate voting shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of subordinate voting shares that may yet be purchased under the plans or programs
January 1, 2017 – January 31, 2017	—	—	—	4,000,000
February 1, 2017 – February 28, 2017	—	—	—	4,000,000
March 1, 2017 – March 31, 2017	—	—	—	4,000,000
April 1, 2017– April 30, 2017	—	—	—	4,000,000
May 1, 2017 – May 31, 2017	—	—	—	4,000,000
June 1, 2017 – June 30, 2017	—	—	—	4,000,000
July 1, 2017 – July 31, 2017	—	—	—	4,000,000
August 1, 2017 – August 31, 2017	143,200	19.35	143,200	3,856,800
September 1, 2017 – September 30, 2017	272,300	18.90	272,300	3,584,500
October 1, 2017 – October 31, 2017	—	—	—	3,584,500
November 1, 2017 – November 30, 2017	71,800	17.85	71,800	3,512,700
December 1, 2017 – December 31, 2017	—	—	—	3,512,700

(1)
On July 17, 2017, the Company renewed the NCIB under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 16, 2018. As of December 31, 2017, the Company has repurchased 487,300 common shares under its NCIB at an average price of CDN$ 18.88 per share, including commissions, for a total purchase price of $7.5 million. The Company's previous NCIBs, which allowed repurchases for cancellation up to 4,000,000 common shares, expired on July 13, 2017.

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

A.	Consolidated Financial Statements

•	Management’s Responsibility for Consolidated Financial Statements

•	Management’s Report on Internal Control over Financial Reporting

•	Report of Independent Registered Public Accounting Firm

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

•	Consolidated Financial Statements as at December 31, 2015, 2016 and 2017

•	Consolidated Earnings

•	Consolidated Comprehensive Income

•	Consolidated Changes in Equity

•	Consolidated Cash Flows

•	Consolidated Balance Sheets

•	Notes to Consolidated Financial Statements

B.	Exhibits:

1.1	Articles of Amalgamation as amended incorporated herein by reference to Exhibit 3.3 to S-4 filed October 26, 2004, File No. 333-119982-26.

1.2	General By-law 2003-1 incorporated herein by reference to Exhibit 3.4 to S-4 filed October 26, 2004, File No. 333-119982-26.

1.3	By-Law 2015-1, filed under 6-K on December 1, 2015, Film No. 151262916.

2.1	Shareholder Rights Plan Agreement with CST Trust Company, dated December 14, 2015, and ratified and approved by Shareholders on June 9, 2016, filed under 6-K on December 14, 2015, Film No. 151286632.

4.1
Amended Executive Stock Option Plan incorporated herein by reference to S-8 filed November 7, 2012, File No. 333-184797. Executive Stock Option Plan (as amended and consolidated to June 11, 2014) filed under 6-K on June 18, 2014, Film No. 14928713.

4.2	Stock Appreciation Rights Plan, as amended, filed under 20-F on March 31, 2016, Film No. 161541654.

4.3	Amended and Restated Deferred Share Unit Plan, filed under 20-F on March 29, 2017, Film No. 17720680.

4.4	Amended and Restated Performance and Restricted Share Unit Plan

4.5	Equipment Finance Agreement filed under 6-K on September 5, 2012, Film No. 121073380.

4.6
Credit Facility Agreement filed under 6-K on November 18, 2014, Film No. 141232715. First Amendment filed under 6-K on August 2, 2016, Film No. 161798989, Second Amendment to Credit Agreement filed under 6-K on September 7, 2016, Film No. 161872241, Third Amendment to Credit Agreement filed under 6-K on February 3, 2017, Film No. 17571201, Fourth Amendment to Credit Agreement filed under 6-K on June 16, 2017, Film No. 17914809, and Fifth Amendment to Credit Agreement filed under 6-K on June 16, 2017, Film No. 17914810.

4.7	Asset Purchase Agreement filed under 6-K on June 16, 2017, Film No. 17914808.

8.1	A list of all of the Company’s significant subsidiaries is set forth in Item 4C of this Form 20-F.

10.1
During 2017, the Company was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR. The Company’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which the Company’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

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

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Human Resources and Compensation Committee Charter, as amended, filed under 20-F on March 29, 2017, Film No. 17720680.

15.3	Audit Committee Charter, as amended, filed under 20-F on March 29, 2017, Film No. 17720680.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Intertape Polymer Group Inc.

By: /s/ Gregory A.C. Yull
Gregory A.C. Yull, Chief Executive Officer

Dated March 29, 2018

Intertape Polymer Group Inc.
Consolidated Financial Statements
December 31, 2017, 2016 and 2015

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
The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on June 7, 2017 to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Its reports indicating the scope of its audits and its opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 7, 2018

Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRS”).
Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of consolidated financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can provide only reasonable assurance with respect to consolidated financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment of internal control over financial reporting as of December 31, 2017 did not include the acquisition of substantially all of the assets of Canadian Technical Tape Ltd. ("Cantech"), which includes the shares of Cantech Industries, Inc., Cantech's US subsidiary, consummated during fiscal year 2017. Cantech is included in the Company’s consolidated financial statements and represents 11% of total assets as of December 31, 2017 and 4% of revenues for the year then ended.
Subject to the foregoing, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017 based on those criteria.
The Company’s internal control over financial reporting as of December 31, 2017 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 7, 2018

Raymond Chabot Grant Thornton LLP
Suite 2000
Report of Independent Registered	National Bank Tower
Public Accounting Firm	600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

To the Shareholders and Directors of	Telephone: 514-878-2691
Intertape Polymer Group Inc.	Fax: 514-878-2127
www.rcgt.com

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intertape Polymer Group Inc. (the “Company”), which comprise the consolidated balance sheets as at December 31, 2017 and December 31, 2016, the consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as “the consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2017, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Report on Internal Control over Financial Reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as at December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
A - Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B - Auditors’ Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.
An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.
An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as the Company’s auditor since 1981.

Montreal, Canada
March 7, 2018
________________________________________________
1 CPA auditor, CA, public accountancy permit No. A121855

Raymond Chabot Grant Thornton LLP
Report of Independent Registered	Suite 2000
Public Accounting Firm on Internal	National Bank Tower
Control over Financial Reporting	600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

To the Shareholders and Directors of	Telephone: 514-878-2691
Intertape Polymer Group Inc.	Fax: 514-878-2127
www.rcgt.com

To the Shareholders and Directors of
Intertape Polymer Group Inc.

Opinion on the Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Intertape Polymer Group Inc. (the “Company”) as at December 31, 2017, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2017, based on criteria established in the 2013 Internal Control-Integrated Framework issued by COSO.
We have also audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as at December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017 and our report dated March 7, 2018 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the “PCAOB” and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Our audit of, and opinion on, the Company’s internal control over financial reporting does not include the internal control over financial reporting of substantially all of the assets of Canadian Technical Tape Ltd. ("Cantech"), which includes the shares of Cantech Industries Inc. Cantech's US subsidiary, whose financial statements reflect total assets and revenues constituting 11% and 4%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2017. As indicated in in the accompanying Management’s Report on Internal Control over Financial Reporting (“Management’s Report”), Cantech was acquired during 2017. Management’s assertion on the effectiveness of the Company’s internal control over financial reporting excluded internal control over financial reporting of Cantech.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Montreal, Canada
March 7, 2018
________________________________________________
1 CPA auditor, CA, public accountancy permit No. A121855

Intertape Polymer Group Inc.
Consolidated Earnings
Years ended December 31, 2017, 2016 and 2015
(In thousands of US dollars, except per share amounts)

	2017	2016	2015
	$	$	$
Revenue	898,126	808,801	781,907
Cost of sales	696,719	617,314	613,895
Gross profit	201,407	191,487	168,012
Selling, general and administrative expenses	107,592	102,580	84,072
Research expenses	11,601	10,790	9,459
	119,193	113,370	93,531
Operating profit before manufacturing facility closures, restructuring and other related charges	82,214	78,117	74,481
Manufacturing facility closures, restructuring and other related charges (Note 4)	1,359	2,408	3,666
Operating profit	80,855	75,709	70,815
Finance costs (income) (Note 3)
Interest	7,246	4,398	3,553
Other expense (income), net	(3,398)	605	(393)
	3,848	5,003	3,160
Earnings before income tax expense	77,007	70,706	67,655
Income tax expense (Note 5)
Current	6,635	8,757	8,185
Deferred	6,414	10,812	2,798
	13,049	19,569	10,983
Net earnings	63,958	51,137	56,672

Net earnings (loss) attributable to:
Company shareholders	64,224	51,120	56,672
Non-controlling interests	(266)	17	—
	63,958	51,137	56,672

Earnings per share attributable to Company shareholders (Note 6)
Basic	1.09	0.87	0.95
Diluted	1.08	0.85	0.93
The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Years ended December 31, 2017, 2016 and 2015
(In thousands of US dollars)

	2017	2016	2015
	$	$	$
Net earnings	63,958	51,137	56,672
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 21)	1,608	136	(272)
Deferred tax expense due to enactment of US tax reform legislation (Note 5)	116	—	—
Change in cumulative translation adjustments	4,734	789	(12,294)
Items that will be reclassified subsequently to net earnings	6,458	925	(12,566)
Remeasurement of defined benefit liability (2) (Note 17)	89	201	1,586
Deferred tax benefit due to enactment of US tax reform legislation (Note 5)	(714)	—	—
Items that will not be reclassified subsequently to net earnings	(625)	201	1,586
Other comprehensive income (loss)	5,833	1,126	(10,980)
Comprehensive income for the year	69,791	52,263	45,692
Comprehensive income (loss) for the year attributable to:
Company shareholders	69,777	52,353	45,692
Non-controlling interests	14	(90)	—
	69,791	52,263	45,692

(1)	Presented net of deferred income tax expense (benefit) of $750 in 2017, $83 in 2016 and ($166) in 2015.

(2)	Presented net of deferred income tax expense of $213 in 2017, $66 in 2016, and $964 in 2015.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2015
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Equity attributable to Company shareholders and total equity
		$	$	$	$	$	$	$
Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	—	(8,113)	(146,720)	227,500
Transactions with owners
Exercise of stock options (Note 15)	712,500	1,559						1,559
Change in excess tax benefit on exercised share-based awards (Note 5)		2,088	(2,088)					—
Change in excess tax benefit on outstanding share-based awards (Note 5)			(1,502)					(1,502)
Share-based compensation (Note 15)			3,359					3,359
Share-based compensation expense credited to capital on options exercised (Note 15)		746	(746)					—
Deferred Share Units settlement, net of required minimum tax withholding (Note 15)	6,397	65	(218)					(153)
Repurchases of common shares (Note 15)	(2,487,188)	(14,973)					(15,011)	(29,984)
Dividends on common shares (Note 15)							(29,743)	(29,743)
	(1,768,291)	(10,515)	(1,195)				(44,754)	(56,464)
Net earnings							56,672	56,672
Other comprehensive loss
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 21)					(272)	(272)		(272)
Remeasurement of defined benefit liability (2) (Note 17)							1,586	1,586
Change in cumulative translation adjustments				(12,294)		(12,294)		(12,294)
				(12,294)	(272)	(12,566)	1,586	(10,980)
Comprehensive income for the year				(12,294)	(272)	(12,566)	58,258	45,692
Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728

(1)	Presented net of deferred income tax benefit of $166 for the year ended December 31, 2015.

(2)	Presented net of deferred income tax expense of $964 for the year ended December 31, 2015.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2016
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit	Total equity attributable to Company shareholders	Non- controlling interest	Total equity
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728	—	216,728
Transactions with owners
Exercise of stock options (Note 15)	540,000	1,452						1,452		1,452
Change in excess tax benefit on exercised share-based awards (Note 5)		2,693	(2,693)					—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			4,302					4,302		4,302
Share-based compensation (Note 15)			5,273					5,273		5,273
Share-based compensation expense credited to capital on options exercised (Note 15)		595	(595)					—		—
Repurchases of common shares (Note 15)	(147,200)	(862)					(835)	(1,697)		(1,697)
Dividends on common shares (Note 15)							(31,694)	(31,694)		(31,694)
	392,800	3,878	6,287				(32,529)	(22,364)		(22,364)
Net earnings							51,120	51,120	17	51,137
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 21)					136	136		136		136
Remeasurement of defined benefit liability (2) (Note 17)							201	201		201
Change in cumulative translation adjustments				896		896		896	(107)	789
				896	136	1,032	201	1,233	(107)	1,126
Comprehensive income (loss) for the year				896	136	1,032	51,321	52,353	(90)	52,263
Recognition of non-controlling interest put options arising from the Powerband Acquisition (3) (Note 21)							(10,181)	(10,181)		(10,181)
Non-controlling interest arising from the Powerband Acquisition (Note 16)									6,497	6,497
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)	236,536	6,407	242,943

(1)	Presented net of deferred income tax expense of $83 for the year ended December 31, 2016.

(2)	Presented net of deferred income tax expense of $66 for the year ended December 31, 2016.

(3)
"Powerband Acquisition" refers to the acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as "Powerband") on September 16, 2016. Refer to Note 16 for additional information on Powerband.

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2017
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedge	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)		236,536	6,407	242,943
Transactions with owners
Exercise of stock options (Note 15)	226,875	1,362							1,362		1,362
Change in excess tax benefit on exercised share-based awards (Note 5)		597	(597)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			(3,135)						(3,135)		(3,135)
Share-based compensation (Note 15)			(7,828)				(4,183)	(4)	(12,011)		(12,011)
Share-based compensation expense credited to capital on options exercised (Note 15)		495	(495)						—		—
Repurchases of common shares (Note 15)	(487,300)	(2,898)					(4,553)		(7,451)		(7,451)
Dividends on common shares (Note 15)							(33,030)		(33,030)		(33,030)
	(260,425)	(444)	(12,055)				(41,766)		(54,265)		(54,265)
Net earnings (loss)							64,224		64,224	(266)	63,958
Other comprehensive income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 21)					1,608	1,608			1,608		1,608
Remeasurement of defined benefit liability (2) (Note 17)							89		89		89
Deferred tax benefit (expense) due to enactment of US tax reform legislation (Note 5)					116	116	(714)		(598)		(598)
Change in cumulative translation adjustments				4,454		4,454			4,454	280	4,734
				4,454	1,724	6,178	(625)		5,553	280	5,833
Comprehensive income (loss) for the year				4,454	1,724	6,178	63,599		69,777	14	69,791
Derecognition of non-controlling interest put options arising from the Powerband Acquisition (Note 21)							8,810		8,810		8,810
Recognition of the call option redemption liability arising from the Powerband Acquisition (Note 21)							(12,725)		(12,725)		(12,725)
Non-controlling interest arising from investment in Capstone (3) (Note 16)										15	15
Capital transactions with non-controlling shareholders of Capstone (Note 16)										153	153
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722

(1)	Presented net of deferred income tax expense of $750 for the year ended December 31, 2017.

(2)	Presented net of deferred income tax expense of $213 for the year ended December 31, 2017.

(3)
Refers to the purchase by the Company of shares in Capstone Polyweave Private Limited, a newly-formed enterprise in India (d/b/a "Capstone"), on June 23, 2017. Refer to Note 16 for additional information.

(4)	Presented net of income tax benefit of $1,620 for the year ended December 31, 2017.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Years ended December 31, 2017, 2016 and 2015
(In thousands of US dollars)

	2017	2016	2015
	$	$	$
OPERATING ACTIVITIES
Net earnings	63,958	51,137	56,672
Adjustments to net earnings
Depreciation and amortization	36,138	30,978	30,880
Income tax expense	13,049	19,569	10,983
Interest expense	7,246	4,398	3,553
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	133	5,204	4,620
Impairment of inventories	801	1,997	760
Share-based compensation expense	3,291	8,201	3,249
Pension and other post-retirement expense related to defined benefit plans	2,730	2,913	2,654
Gain on foreign exchange	(2,578)	(510)	(1,308)
Impairment (reversals of impairment) of assets	192	226	(5,796)
Other adjustments for non-cash items	(2,150)	50	(488)
Income taxes paid, net	(6,452)	(7,193)	(5,209)
Contributions to defined benefit plans	(4,143)	(1,268)	(1,877)
Cash flows from operating activities before changes in working capital items	112,215	115,702	98,693
Changes in working capital items
Trade receivables	(6,847)	(8,920)	4,605
Inventories	(7,879)	(4,074)	(6,105)
Parts and supplies	(2,090)	(1,053)	(1,747)
Other current assets	89	451	5,700
Accounts payable and accrued liabilities and share-based compensation liabilities, current	(1,493)	5,304	3,090
Provisions	(1,863)	725	(1,968)
	(20,083)	(7,567)	3,575
Cash flows from operating activities	92,132	108,135	102,268
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(67,027)	(41,855)	(26,234)
Purchases of property, plant and equipment	(85,312)	(49,972)	(34,301)
Proceeds from disposals of property, plant and equipment	880	70	1,355
Purchase of intangible assets	(1,914)	(88)	(174)
Other investing activities	458	(4)	124
Cash flows from investing activities	(152,915)	(91,849)	(59,230)
FINANCING ACTIVITIES
Proceeds from borrowings	257,021	180,604	191,279
Repayment of borrowings	(162,107)	(155,630)	(160,473)
Interest paid	(7,360)	(4,739)	(3,740)
Proceeds from exercise of stock options	1,362	1,452	1,559
Repurchases of common shares	(7,451)	(1,697)	(30,018)
Dividends paid	(33,199)	(31,365)	(29,695)
Other financing activities	(529)	(160)	(150)
Cash flows from financing activities	47,737	(11,535)	(31,238)
Net (decrease) increase in cash	(13,046)	4,751	11,800
Effect of foreign exchange differences on cash	1,183	(1,410)	(2,527)
Cash, beginning of year	20,956	17,615	8,342
Cash, end of year	9,093	20,956	17,615

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	December 31, 2017	December 31, 2016
	$	$
ASSETS
Current assets
Cash	9,093	20,956
Trade receivables	106,634	90,122
Inventories (Note 7)	128,233	103,470
Parts and supplies	18,571	16,368
Other current assets (Note 8)	16,188	11,321
	278,719	242,237
Property, plant and equipment (Note 9)	313,520	233,478
Goodwill (Note 16)	41,690	30,841
Intangible assets (Note 11)	47,318	34,050
Deferred tax assets (Note 5)	27,627	36,611
Other assets (Note 10)	6,998	3,380
Total assets	715,872	580,597

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	104,812	98,016
Share-based compensation liabilities, current (Note 15)	10,265	2,200
Call option redemption liability (Note 21)	12,725	—
Provisions, current (Note 14)	657	3,851
Borrowings, current (Note 13)	14,979	7,604
	143,438	111,671
Borrowings, non-current (Note 13)	264,484	172,221
Pension, post-retirement and other long-term employee benefits (Note 17)	29,298	30,832
Share-based compensation liabilities, non-current (Note 15)	4,984	296
Non-controlling interest put options (Note 21)	—	10,020
Deferred tax liabilities (Note 5)	13,769	9,332
Provisions, non-current (Note 14)	3,221	2,040
Other liabilities	1,956	1,242
	461,150	337,654
EQUITY
Capital stock (Note 15)	350,759	351,203
Contributed surplus (Note 15)	17,530	29,585
Deficit	(106,687)	(124,605)
Accumulated other comprehensive loss	(13,469)	(19,647)
Total equity attributable to Company shareholders	248,133	236,536
Non-controlling interests	6,589	6,407
Total equity	254,722	242,943
Total liabilities and equity	715,872	580,597

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Consolidated Financial Statements
December 31, 2017
(In US dollars, tabular amounts in thousands, except shares, per share data and as otherwise noted)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada. The Parent Company owns 18 subsidiaries. With the exception of two recently-acquired Indian companies, the subsidiaries are, directly or indirectly, 100% owned by the Parent Company.
The Parent Company and its subsidiaries (together referred to as the “Company”) develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2017 and 2016, as well as its consolidated earnings, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2017. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars.
The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 7, 2018.
Basis of Measurement
The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at revalued amounts or fair values at the end of each reporting period and the Company’s pension plans, post-retirement plans and other long-term employee benefit plans, as explained in the accounting policies below.
Principles of Consolidation
The consolidated financial statements include the accounts of the Parent Company and all of its subsidiaries. The Parent Company controls a subsidiary if it is exposed, or has rights, to variable return, from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. Non-controlling interest in subsidiaries is presented in the consolidated balance sheets as a separate component of equity that is distinct from shareholders' equity. Net income attributable to non-controlling interests in subsidiaries is presented separately in the consolidated statement of earnings.
Powerband and Capstone have a fiscal year end of March 31 due to Indian legislation. However, for consolidation purposes, the financial information for Powerband and Capstone is presented as of the same date as the Parent Company. All other subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Parent Company.
All intercompany balances and transactions have been eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities.

Details of the Parent Company’s subsidiaries as of December 31, 2017 are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held
Better Packages, Inc.	Manufacturing	United States	100%
BP Acquisition Corporation	Holding	United States	100%
Cantech Industries, Inc.	Manufacturing	United States	100%
Capstone Polyweave Private Limited (d/b/a Capstone)	Manufacturing	India	98.4%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%
Intertape Polymer Corp.	Manufacturing	United States	100%
Intertape Polymer Europe GmbH	Distribution	Germany	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%
Intertape Woven Products Services, S.A. de C.V.	Non-operating	Mexico	100%
Intertape Woven Products, S.A. de C.V.	Non-operating	Mexico	100%
IPG (US) Holdings Inc.	Holding	United States	100%
IPG (US) Inc.	Holding	United States	100%
IPG Luxembourg Finance S.à r.l	Financing	Luxembourg	100%
IPG Mauritius Holding Company Ltd	Holding	Mauritius	100%
IPG Mauritius II Ltd	Holding	Mauritius	100%
IPG Mauritius Ltd	Holding	Mauritius	100%
Powerband Industries Private Limited (d/b/a Powerband)	Manufacturing	India	74%
Spuntech Fabrics Inc.	Holding	Canada	100%

Business Acquisitions
The Company applies the acquisition method of accounting for business acquisitions. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred, and the equity interests issued by the Company. Acquisition costs are expensed as incurred. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Refer to Note 16 for more information regarding business acquisitions.
Foreign Currency Translation
Functional and presentation currency
The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which such entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, Canadian dollar, Indian rupee and Euro.
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

Group companies
Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at each month-end’s average exchange rate. The resulting translation adjustments are charged or credited to OCI and recognized in the cumulative translation adjustment account within accumulated OCI in equity.
When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in earnings as part of the gain or loss on sale.
Foreign exchange gains or losses recognized in earnings are presented in finance costs - other expense (income), net.
Segment Reporting
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
Significant Management Judgments
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
Estimation Uncertainty
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to amortization if there are indicators of impairment. Goodwill allocated to cash generating units (“CGU”) and intangible assets with indefinite useful lives are tested annually. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.
Refer to Note 12 for more information regarding impairment testing.

Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 17 for more information regarding the assumptions related to the pension, post-retirement and other long-term employee benefit plans.
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
Useful lives of depreciable assets
The Company depreciates property, plant and equipment over the estimated useful lives of the assets. In determining the estimated useful life of these assets, significant judgment is required. Judgment is required to determine whether events or circumstances warrant a revision to the remaining periods of depreciation and amortization. The Company considers expectations of the in-service period of these assets in determining these estimates. The Company assesses the estimated useful life of these assets at each reporting date. If the Company determines that the useful life of an asset is different from the original assessment, changes to depreciation and amortization will be applied prospectively. The estimates of cash flows used to assess the potential impairment of these assets are also subject to measurement uncertainty. Actual results may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.
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
The Company's provisions include environmental and restoration obligations, litigation and termination benefits and other provisions. Refer to Note 14 for more information regarding provisions.

Share-based payments
The estimation of share-based payment fair value and expense requires the selection of an appropriate pricing model.
The model used by the Company for stock options and stock appreciation right (“SAR”) awards is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.
The model used by the Company for performance share unit ("PSU") awards is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own common shares as well as those of a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards.
Refer to Note 15 for more information regarding share-based payments.
Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 16 for more information regarding business acquisitions.
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
Call option redemption liability
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
Financial liabilities
Financial liabilities are measured at amortized cost using the effective interest method except for financial liabilities at fair value through earnings. All interest related charges for financial liabilities measured at amortized cost are recognized in earnings in finance costs. Discounting is omitted where the effect of discounting is immaterial.
Non-controlling interest put options that are associated with the acquisition of Powerband are measured at fair value through earnings. Changes in the fair value of the non-controlling interest put options are recognized in earnings in finance costs. The related call option redemption liability is measured at amortized cost.
Refer to Note 21 for more information regarding the fair value measurement and classification of put options relating to the Powerband non-controlling interest.
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

The Company has entered into interest rate swap agreements designated as cash flow hedges. Refer to Note 21 for more information regarding interest rate swap agreements.
Revenue Recognition
Revenues are generated from the sale of goods.
Revenue is recognized when the significant risks and rewards of ownership, legal title and effective control and management over the goods have transferred to the customer, collection of the relevant receivable is probable, the sales price is fixed, and the revenues and the associated incurred costs can be measured reliably. Revenue is recognized in accordance with the terms of sale, generally when goods are shipped to external customers.
Revenue is measured by reference to the fair value of the consideration received or receivable, net of estimated returns, rebates and discounts.
Research Expenses
Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.
Share-Based Compensation Expense
Stock Options
Stock option expense is based on the grant date fair value of the awards expected to vest over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.
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
Stock Appreciation Rights
The SARs expense is determined based on the fair value of the liability at the end of the reporting period. The expense is recognized over the vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings statement. The total amount of expense recognized over the life of the awards will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

Performance Share Units

On February 17, 2017, the Board of Directors approved an amendment to the PSU plan to provide for only cash settlement of PSU awards. As a result of the amendment, the Company remeasured the fair value of the PSU awards on the amendment date and will continue to do so prospectively at each reporting period end date and at settlement. There was no incremental fair value granted as a result of these modifications. The fair value of the PSUs is based on the Monte Carlo valuation model at each reporting period end date multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the PSUs are settled, expire or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. The cash payment at settlement is calculated based on the number of settled PSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.

Prior to the amendment, PSUs were to be settled in common shares of the Company. The expense was based on the grant date fair value of the awards expected to vest over the vesting period with a corresponding adjustment through contributed surplus. Forfeitures were estimated at the time of the grant and included in the measurement of the expense and are subsequently adjusted to reflect actual events.

Deferred Share Units

On February 17, 2017, the Board of Directors approved an amendment to the Deferred Share Unit ("DSU") plan to provide for only cash settlement of DSUs. As a result of the amendment, the Company remeasured the fair value of the DSU awards on the amendment date and will continue to do so prospectively at each reporting period end date and at settlement. There was no incremental fair value granted as a result of those modifications. The fair value of DSUs is based on the five trading days VWAP of the Company’s common shares on the TSX at the end of each reporting period. As a result, the amount of expense recognized can vary due to changes in the stock price from period to period until the DSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, as the Company does not have an unconditional right to defer settlement of the liabilities for at least twelve months after the reporting period end date. DSUs received as a result of a grant are expensed immediately. DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period.

Prior to the amendment, DSUs were to be settled in common shares of the Company and the expense was based on the grant date fair value of the awards with a corresponding adjustment through contributed surplus.

Refer to Note 15 for more information regarding share-based payments.

Earnings Per Share

As discussed above in Share-Based Compensation Expense, the DSU and PSU plans were amended on February 17, 2017 to provide for only cash settlement of awards. Prior to the amendment, PSU and DSUs were to be settled in common shares of the Company.

The impact on the calculation of earnings per share is as follows:

Prior to February 17, 2017
Basic earnings per share was calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised, common shares repurchased under the normal course issuer bid (“NCIB”) and DSUs outstanding.
Diluted earnings per share was calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised, common shares repurchased under the NCIB and DSUs outstanding and for the effects of all dilutive potential outstanding stock options and contingently issuable shares.
Dilutive potential outstanding stock options included the total number of additional common shares that would have been issued by the Company assuming stock options with exercise prices below the average market price for the year were exercised and reduced by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.
DSUs were not considered contingently issuable shares since the shares were issuable solely after the passage of time. As such, DSUs were treated as outstanding and included in the calculation of weighted average basic common shares.
PSUs were considered contingently issuable shares since the shares were issuable only after certain service and market-based performance conditions were satisfied. PSUs were treated as outstanding and included in the calculation of weighted average basic common shares only after the date when these conditions were satisfied at the end of the vesting period. PSUs were treated as outstanding and included in the calculation of weighted average diluted common shares, to the extent they are dilutive, when the applicable performance conditions had been satisfied as of the reporting period end date.
Subsequent to February 17, 2017
Basic earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised and common shares repurchased under the NCIB.
Diluted earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock options exercised and common shares repurchased under the NCIB and for the effects of all dilutive potential outstanding stock options.
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
See Note 6 for more information regarding earnings per share.
Inventories and Parts and Supplies
Raw materials, work in process and finished goods are measured at the lower of cost or net realizable value. Cost is assigned by using the first in, first out cost formula, and includes all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchases. The cost of work in process and finished goods includes the cost of raw materials, direct labor and a systematic allocation of fixed and variable production overhead incurred in converting materials into finished goods. The allocation of fixed production overheads to the cost of conversion is based on the normal capacity of the manufacturing facilities.
Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling expenses.
Parts and supplies are valued at the lower of cost which is equivalent to its purchase price, or net realizable value based on replacement cost.
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

Depreciation is recognized using the straight-line method over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

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
Intangible Assets and Goodwill
The Company has a trademark and trade names which are identifiable intangible assets for which the expected useful life is indefinite. The trademark and trade names represent the value of brand names acquired in business acquisitions which management expects will provide benefit to the Company for an indefinite period. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business acquisitions. Intangible assets with indefinite useful lives that are acquired separately, and goodwill are carried at cost less accumulated impairment losses.
When intangible assets are purchased with a group of assets, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. For capitalized internally developed software, directly attributable costs include employee costs incurred on solution development and implementation along with an appropriate portion of borrowing costs.
Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6 to 15
Customer lists, license agreements and software	5 to 12
Patents and trademarks being amortized	5
Non-compete agreements	3 to 10

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
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use. All other borrowing costs are recognized in earnings within interest in finance costs in the period in which they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.
Impairment Testing of Intangible Assets, Goodwill and Property, Plant and Equipment
The Company assesses, at least at each reporting date, whether or not there is an indication that a CGU may be impaired. If such an indication exists, or when annual impairment testing is required for intangible assets, such as applications software not yet available for use and the trademark and trade names with indefinite useful lives, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a CGU which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Goodwill is allocated to those CGUs that are expected to benefit from synergies of related business acquisitions and represent the lowest level within the group at which management monitors goodwill.
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
A provision is recorded in connection with the estimated future costs to restore leased property to their original condition at the inception of the lease agreement. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet under the captions provisions, and property, plant and equipment (buildings), respectively. The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the expected lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to depreciation and interest.
A provision is recorded in connection with environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future cash flows. Provisions for liabilities related to anticipated remediation costs are recorded on a discounted basis, if the effects of discounting are material, when they are probable and reasonably estimable, and when a present obligation exists as a result of a past event. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.
A provision is recorded in connection with termination benefits at the earlier of the date on which the Company can no longer withdraw the offer of those benefits and the date on which the Company recognizes costs related to restructuring activities. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. If benefits are not expected to be settled wholly within 12 months of the end of the reporting period, they are presented on a discounted basis, if the effects of discounting are material.
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
A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. For defined benefit pension plans, other post-retirement benefit plans and other long-term employee benefit plans, the benefits expense and the related obligations are actuarially determined on an annual basis by independent qualified actuaries using the projected unit credit method when the effects of discounting are material. Past service costs are recognized as an expense in earnings immediately following the introduction of, or changes to, a pension plan. Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling, the effect of minimum funding requirements and the return on plan assets (excluding amounts included in net interest expense) are recognized immediately in OCI, net of income taxes, and in deficit.
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
Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates, and which are expected to apply when the related deferred income tax asset is realized, or the deferred tax liability is settled.
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
Equity
Capital stock represents the amount received on issuance of shares (less any issuance costs and net of taxes), share-based compensation expense credited to capital on stock options exercised less common shares repurchased equal to the carrying value.
Contributed surplus includes amounts related to equity-settled share-based compensation until such equity instruments are exercised or settled, in which case the amounts are transferred to capital stock or reversed upon forfeiture if not vested.
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
Deficit includes all current and prior period earnings or losses, the excess of the purchase price paid over the carrying value of common share repurchases, dividends on common shares, the remeasurement of the defined benefit liability net of income tax expense (benefit), and the impacts of the derecognition and recognition of non-controlling interest put and call options (discussed in Note 21).

Non-controlling Interests
Non-controlling interests represent the equity in subsidiaries that are not attributable, directly or indirectly, to the Parent Company. A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest’s share in changes of the acquired subsidiary’s earnings and capital, as well as changes in foreign currency exchange rates where applicable. Effects of transactions with the non-controlling interests are recorded in equity if there is no change in control. The Company attributes total comprehensive income or loss of subsidiaries between the shareholders of the Parent Company and the non-controlling interests based on their respective ownership interests.
Share Repurchases
The purchase price of the common shares repurchased equal to its carrying value is recorded in capital stock in the consolidated balance sheet and in the statement of consolidated changes in equity. The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity as a share repurchase premium. See Note 15 for additional information on share repurchases.
Dividends
Dividend distributions to the Company’s shareholders are recognized as a liability in the consolidated balance sheets if not paid in the period in which dividends are approved by the Company’s Board of Directors.

New Standards adopted as of January 1, 2017

Disclosure initiative - amendments to International Accounting Standards ("IAS") 7 - Statements of Cash Flows, requires the Company to provide disclosures about the changes in liabilities from financing activities effective January 1, 2017. The Company categorizes those changes into changes arising from cash flows and non-cash changes with further sub-categories as required by IAS 7. See Note 13 for additional information regarding changes in liabilities from financing activities.
New Standards and Interpretations Issued but Not Yet Effective
As of the date of authorization of these financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Management has completed its analysis of the guidance, and does not expect it to materially impact the Company’s consolidated financial statements. Management has chosen the modified retrospective method of adoption, and as a result the 2016 and 2017 comparative periods will not be restated to conform to the new IFRS 15 requirements. Going forward, no significant impact is expected on the statement of consolidated earnings or consolidated balance sheets.

The Company adopted IFRS 9 (2013)- Financial Instruments effective January 1, 2015. IFRS 9 (2014) - Financial Instruments differs in some regards from IFRS 9 (2013). IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amends the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exceptions. Management has completed its analysis of the guidance, and does not expect it to materially impact the Company's consolidated financial statements. The new guidance resulted in enhancements to the Company's model that calculates the allowance for doubtful accounts on trade receivables for expected credit losses. The impact on the consolidated financial statements for 2016 and 2017 is insignificant, and management does not expect to restate those results upon adoption of IFRS 9 (2014) on January 1, 2018.

IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company will adopt IFRS 16 effective January 1, 2019. The Company is acting as a lessee for its leases. Management has performed a preliminary review of the new guidance as compared to the Company's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Company's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the consolidated financial statements. Management will review these impacts in more detail before deciding on the adoption method. Based on the Company's current portfolio of leases, management expects:

•	an increase in long-term assets and liabilities, due to the new requirements to record right-of-use assets and related liabilities for operating leases by lessees;

•
an increase in cash flows from operating activities and a decrease in cash flows from financing activities, as operating lease payments will be reclassified to financing cash flows as components of interest and lease obligations; and

•
an insignificant change to net earnings, but with reclassification of amounts between costs within operating profit and finance costs as operating lease costs are reclassified into amortization of the right-of-use asset and interest expense on the related lease obligation.

Management will continue to refine its models and assumptions in 2018 for these calculations, develop reporting processes to meet the new disclosure requirements, and analyze any new leases or changes to the Company's current lease portfolio.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	170,657	161,661	149,472
Termination benefits (Note 14)	204	1,733	987
Share-based-based compensation expense (Note 15)	3,291	8,201	3,249
Pension, post-retirement and other long-term employee benefit plans (Note 17):
Defined benefit plans	2,811	3,002	2,750
Defined contributions plans	4,699	4,631	4,016
	181,662	179,228	160,474
Finance costs - Interest
Interest on borrowings	7,973	4,770	3,737
Amortization of debt issue costs on borrowings	651	445	473
Interest capitalized to property, plant and equipment	(1,378)	(817)	(657)
	7,246	4,398	3,553
Finance costs - Other expense (income), net
Foreign exchange gain	(2,663)	(518)	(1,287)
Other costs, net	(735)	1,123	894
	(3,398)	605	(393)
Additional information
Depreciation of property, plant and equipment (Note 9)	32,409	29,402	29,857
Amortization of intangible assets (Note 11)	3,729	1,890	1,023
Impairment (reversal of impairment) of assets (Note 12)	1,433	7,062	(380)

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2017 under the caption manufacturing facility closures, restructuring and other related charges:

	2017	2016	2015
	$	$	$
Impairment of property, plant and equipment	289	3,018	987
Impairment of intangibles	—	379	—
Equipment relocation	147	711	190
Revaluation and impairment of inventories	163	1,420	3,724
Termination benefits and other labor related costs	2	1,765	1,382
Restoration and idle facility costs	308	3,787	1,683
Insurance proceeds	—	(9,793)	(5,000)
Professional fees	87	942	273
Other costs	363	179	427
	1,359	2,408	3,666

Charges incurred during the year ended December 31, 2017 were primarily related to small scale restructuring initiatives associated with acquisition integration efforts, as well as charges related to product trials to support post-South Carolina Flood (defined below) stencil production and other post-closure activities of the Columbia, South Carolina manufacturing facility.
On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently. Charges incurred during the years ended December 31, 2016 and 2015 totalled $4.9 million and $6.5 million, respectively, before insurance recoveries and were primarily related to asset impairments resulting from real and personal property damage as well as site clean-up and idle facility costs. On October 19, 2016, the Company and its insurers reached a settlement for the related property and business interruption claims in the amount of $30.0 million, subject to a $0.5 million deductible, covering substantially all of the claimed losses. As of December 31, 2016, the Company received a total of $29.5 million in insurance claim settlement proceeds of which $5.0 million was recorded in manufacturing facility closures, restructuring and other related charges (presented in the table above under insurance proceeds) in 2015 and $12.6 million and $9.8 million were recorded in cost of sales and manufacturing facility closures, restructuring and other related charges, respectively, in 2016. The remaining $2.1 million was included in accounts payable and accrued liabilities in the consolidated balance sheet as of December 31, 2016 and was recognized as a benefit to gross profit in the first quarter of 2017.
As of part of its plan to realize operational synergies from the RJM Manufacturing LLC (d/b/a "TaraTape") acquisition completed in November 2015, the Company set out a plan to close its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016 (“TaraTape Closure”). Charges incurred as a result of the TaraTape Closure totaled $6.0 million during the year ended December 31, 2016 and were primarily related to asset impairments, termination benefits, and facility lease obligations including restoration.

Charges incurred with respect to other restructuring initiatives during the years ended December 31, 2016 and 2015 totaled $1.3 million and $2.1 million, respectively, and were primarily related to termination benefits and equipment relocation.
As of December 31, 2017, restructuring provisions of $2.6 million are included in provisions ($3.7 million in 2016) and $0.2 million in accounts payable and accrued liabilities ($0.5 million in 2016). See Note 14 for more information on provisions.
5 - INCOME TAXES
On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was enacted into law in the US. The TCJA significantly changes the previously existing US tax laws and includes numerous provisions that have had an immediate effect on the Company’s business, and will affect certain aspects of the Company's business going forward. These changes include, but are not limited to, a reduction in the statutory corporate tax rate from 35% to 21%, an enhancement and extension through 2026 of bonus depreciation, limitations and eliminations of certain deductions, a one-time transition tax on deemed repatriation of deferred foreign income, and new tax regimes impacting how foreign-derived earnings and cross-border intercompany transactions may be subject to US tax. The

Company recognized a net tax benefit of approximately $9.6 million in the fourth quarter of 2017 primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.
The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
	%	%	%
Combined Canadian federal and provincial income tax rate	28.8	29.5	29.5
Foreign earnings/losses taxed at higher income tax rates	6.8	6.6	5.8
Foreign earnings/losses taxed at lower income tax rates	(0.6)	(0.7)	(1.0)
Impact of TCJA enactment	(12.4)	—	—
Change in statutory rates	1.2	0.4	(1.6)
Prior period adjustments	—	—	(3.1)
Nondeductible expenses	0.4	0.7	0.7
Impact of other differences	(3.5)	(2.7)	(1.1)
Nontaxable dividend	(6.6)	(6.9)	(7.6)
Change in derecognition of deferred tax assets	2.8	0.8	(5.4)
Effective income tax rate	16.9	27.7	16.2

The major components of income tax expense (benefit) are outlined below for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
	$	$	$
Current income tax expense	6,635	8,757	8,185
Deferred tax expense (benefit)
TCJA reduction in US corporate statutory rate	(10,122)	—	—
Derecognition (recognition) of US deferred tax assets	885	175	(113)
US temporary differences	15,668	10,818	7,794
Derecognition (recognition) of Canadian deferred tax assets	412	330	(3,847)
Canadian temporary differences	1,202	(352)	(1,095)
Temporary differences in other jurisdictions	(1,631)	(159)	59
Total deferred income tax expense	6,414	10,812	2,798
Total tax expense for the year	13,049	19,569	10,983

The amount of income taxes relating to components of other comprehensive income (loss) for each of the years in the three-year period ended December 31, 2017 is outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2017
Deferred tax expense on remeasurement of defined benefit liability	302	(213)	89
Deferred tax expense on change in fair value of interest rate swap agreements designated as cash flow hedges	2,358	(750)	1,608
	2,660	(963)	1,697

Deferred tax expense due to TCJA reduction in US statutory rate			(598)

For the year ended December 31, 2016
Deferred tax expense on remeasurement of defined benefit liability	267	(66)	201
Deferred tax expense on change in fair value of interest rate swap agreements designated as cash flow hedges	219	(83)	136
	486	(149)	337
For the year ended December 31, 2015
Deferred tax expense on remeasurement of defined benefit liability	2,550	(964)	1,586
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	(438)	166	(272)
	2,112	(798)	1,314
The amount of recognized deferred tax assets and liabilities is outlined below:

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2017
Tax credits, losses, carryforwards and other tax deductions	11,387	—	11,387
Property, plant and equipment	15,661	(28,208)	(12,547)
Pension and other post-retirement benefits	7,175	—	7,175
Share-based payments	4,532	—	4,532
Accounts payable and accrued liabilities	3,894	—	3,894
Goodwill and other intangibles	7,950	(9,692)	(1,742)
Trade and other receivables	344	—	344
Inventories	1,939	—	1,939
Other	466	(1,590)	(1,124)
Deferred tax assets and liabilities	53,348	(39,490)	13,858

Presented in the consolidated balance sheets as:

December 31, 2017
$
Deferred tax assets	27,627
Deferred tax liabilities	(13,769)
13,858

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2016
Tax credits, losses, carryforwards and other tax deductions	15,689	—	15,689
Property, plant and equipment	18,125	(30,078)	(11,953)
Pension and other post-retirement benefits	11,467	—	11,467
Share-based payments	8,749	—	8,749
Accounts payable and accrued liabilities	6,893	—	6,893
Goodwill and other intangibles	3,658	(9,885)	(6,227)
Trade and other receivables	353	—	353
Inventories	2,871	—	2,871
Other	539	(1,102)	(563)
Deferred tax assets and liabilities	68,344	(41,065)	27,279
Presented in the consolidated balance sheets as:

December 31, 2016
$
Deferred tax assets	36,611
Deferred tax liabilities	(9,332)
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
As of December 31, 2017, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US and Canadian operating entities will be realized. Accordingly, the Company continues to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the deferred tax assets at the Canadian corporate holding entity (the “Entity”), management determined it is appropriate to derecognize the Entity's $0.4 million of remaining deferred tax assets as of December 31, 2017. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.
As of December 31, 2016, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized. Accordingly, the Company continued to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the Entity, management determined it appropriate to maintain the same position for the year ended December 31, 2016 as taken for the year ended December 31, 2015 in that the majority of the Entity’s deferred tax assets should continue to be derecognized as of December 31, 2016. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2016:

	Balance January 1, 2016	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Business acquisitions	Balance December 31, 2016
	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	20,319	(4,630)	—	—	—	15,689
Property, plant and equipment	16,801	1,324	—	—	—	18,125
Pension and other post-retirement benefits	10,838	707	—	(78)	—	11,467
Share-based payments	6,409	731	1,609	—	—	8,749
Accounts payable and accrued liabilities	4,453	2,420	—	—	20	6,893
Goodwill and other intangibles	3,464	194	—	—	—	3,658
Trade and other receivables	1,698	(1,345)	—	—	—	353
Inventories	1,682	1,189	—	—	—	2,871
Other	583	39	—	(83)	—	539
	66,247	629	1,609	(161)	20	68,344
Deferred tax liabilities
Property, plant and equipment	(17,851)	(10,791)	—	—	(1,436)	(30,078)
Other	(970)	(132)	—	—	—	(1,102)
Goodwill and other intangibles	(2,118)	551	—	—	(8,318)	(9,885)
	(20,939)	(10,372)	—	—	(9,754)	(41,065)
Deferred tax assets and liabilities	45,308	(9,743)	1,609	(161)	(9,734)	27,279
Impact due to foreign exchange rates		(1,069)	—	12
Total recognized		(10,812)	1,609	(149)

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2017:

	Balance January 1, 2017	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Recognized in deficit	Business acquisitions	Balance reclassified from accrued liabilities	Balance December 31, 2017
	$	$	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	15,689	(4,302)	—	—	—	—	—	11,387
Property, plant and equipment	18,125	(2,464)	—	—	—	—	—	15,661
Pension and other post-retirement benefits	11,467	(3,418)	—	(874)	—	—	—	7,175
Share-based payments	8,749	(1,309)	(3,732)	—	824	—	—	4,532
Accounts payable and accrued liabilities	6,893	(3,081)	—	—	—	82	—	3,894
Goodwill and other intangibles	3,658	4,292	—	—	—	—	—	7,950
Trade and other receivables	353	(64)	—	—	—	55	—	344
Inventories	2,871	(953)	—	—	—	21	—	1,939
Other	539	231	—	(304)	—	—	—	466
	68,344	(11,068)	(3,732)	(1,178)	824	158	—	53,348
Deferred tax liabilities
Property, plant and equipment	(30,078)	5,050	—	—	—	(2,405)	(775)	(28,208)
Other	(1,102)	(161)	—	(327)	—	—	—	(1,590)
Goodwill and other intangibles	(9,885)	889	—	—	—	(696)	—	(9,692)
	(41,065)	5,778	—	(327)	—	(3,101)	(775)	(39,490)
Deferred tax assets and liabilities	27,279	(5,290)	(3,732)	(1,505)	824	(2,943)	(775)	13,858
Impact due to foreign exchange rates		(1,124)	—	(56)	—
Total recognized		(6,414)	(3,732)	(1,561)	824
Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2017	December 31, 2016
	$	$
Tax losses, carryforwards and other tax deductions	25,004	22,015
Share-based payments	2,972	—
	27,976	22,015

The following table presents the amounts and expiration dates relating to unused tax credits in Canada for which no deferred tax asset is recognized in the consolidated balance sheets as of December 31:

	2017	2016
	$	$
2018	676	633
2019	1,271	1,191
2020	561	526
2021	212	199
2022	483	453
2023	239	224
2024	225	211
2025	381	357
2026	292	273
2027	266	249
2028	309	290
2029	247	231
2030	224	210
2031	328	308
2032	197	185
2033	242	226
2034	214	200
2035	569	533
2036	373	257
2037	207	—
Total tax credits derecognized	7,516	6,756
The following table presents the year of expiration of the Company’s operating losses carried forward in Canada as of December 31, 2017:

	Deferred tax assets not recognized
	Federal	Provincial
	$	$
2029	947	946
2030	2,586	2,586
2031	1,630	1,630
2037	1,213	1,213
	6,376	6,375
In addition, the Company has (i) state losses of $87.9 million (with expiration dates ranging from 2018 to 2030) for which a tax benefit of $2.9 million has been recognized; (ii) state losses of $86.1 million (with expiration dates ranging from 2018 to 2028) for which a tax benefit of $3.6 million has not been recognized; (iii) US state credits of $0.2 million for which no tax benefit has been recognized; and (iv) $16.1 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE
The weighted average number of common shares outstanding is as follows for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
Basic	59,072,119	58,727,751	59,690,968
Effect of stock options	371,933	473,446	808,928
Effect of PSUs	143,717	1,168,030	610,737
Diluted	59,587,769	60,369,227	61,110,633

There were no stock options that were anti-dilutive and excluded from the diluted earnings per share calculations for the years ended December 31, 2017, 2016 and 2015.

The effect of PSUs included in the calculation of weighted average diluted shares outstanding includes the following for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
PSUs which met the performance criteria	885,879	892,077	498,040

The PSU plan was amended on February 17, 2017 to provide for only cash settlement of awards. Prior to the amendment, PSUs were to be settled in common shares of the Company. Refer to Note 2 for a discussion of the impact on the calculation of earnings per share prior to February 17, 2017 and subsequent to February 17, 2017.
7 - INVENTORIES
Inventory is composed of the following for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Raw materials	36,396	28,099
Work in process	20,207	18,635
Finished goods	71,630	56,736
	128,233	103,470
The Company recorded impairments of inventories to net realizable value in the Company’s consolidated earnings as an expense for each of the years in the three-year period ended December 31, 2017 as follows:

	2017	2016	2015
	$	$	$
Recorded in manufacturing facility closures, restructuring and other related charges	163	1,420	3,724
Recorded in cost of sales	801	2,019	750
	964	3,439	4,474
There were reversals of impairments of inventories to net realizable value in the Company’s consolidated earnings totalling $0.2 million during the year ended December 31, 2017 (nil during the years ended December 31, 2016 and 2015). Refer to Note 12 for information regarding impairments of inventories.

The amount of inventories included in the Company’s consolidated earnings as an expense for each of the years in the three-year period ended December 31, 2017 is as follows:

	2017	2016	2015
	$	$	$
The amount of inventories recognized in earnings as an expense during the period	642,586	575,473	569,374

8 - OTHER CURRENT ASSETS
Other current assets are comprised of the following for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Income taxes receivable and prepaid	4,279	2,647
Sales and other taxes receivable and credits	2,717	1,257
Prepaid expenses	6,697	5,260
Supplier rebates receivable	1,858	1,908
Other	637	249
	16,188	11,321
9 - PROPERTY, PLANT AND EQUIPMENT
The following table outlines the changes to property, plant and equipment during the year ended December 31, 2016:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2015	3,363	84,776	523,147	64,027	2,651	40,740	718,704
Additions – separately acquired	—	—	—	—	—	58,679	58,679
Additions through business acquisitions	2,583	1,908	5,083	21	46	9	9,650
Assets placed into service	250	6,570	47,603	815	122	(55,360)	—
Disposals	—	(534)	(20,124)	(23,439)	(352)	—	(44,449)
Foreign exchange and other	(66)	225	1,608	219	—	(75)	1,911
Balance as of December 31, 2016	6,130	92,945	557,317	41,643	2,467	43,993	744,495
Accumulated depreciation and impairments
Balance as of December 31, 2015	609	57,146	404,552	56,285	2,027	—	520,619
Depreciation	—	4,209	22,802	2,235	156	—	29,402
Impairments	—	—	4,024	133	32	86	4,275
Impairment reversals	—	—	(1,031)	—	—	—	(1,031)
Disposals	—	(529)	(19,927)	(23,408)	(345)	—	(44,209)
Foreign exchange and other	—	246	1,504	215	(4)	—	1,961
Balance as of December 31, 2016	609	61,072	411,924	35,460	1,866	86	511,017
Net carrying amount as of December 31, 2016	5,521	31,873	145,393	6,183	601	43,907	233,478

The following table outlines the changes to property, plant and equipment during the year ended December 31, 2017:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2016	6,130	92,945	557,317	41,643	2,467	43,993	744,495
Additions – separately acquired	—	—	—	—	—	82,510	82,510
Additions through business acquisitions	1,268	6,617	17,427	407	55	1,501	27,275
Assets placed into service	4,638	25,353	59,125	1,415	236	(90,767)	—
Disposals	(229)	(116)	(15,260)	(1,139)	(140)		(16,884)
Foreign exchange and other	303	2,274	8,791	176	87	598	12,229
Balance as of December 31, 2017	12,110	127,073	627,400	42,502	2,705	37,835	849,625
Accumulated depreciation and impairments
Balance as of December 31, 2016	609	61,072	411,924	35,460	1,866	86	511,017
Depreciation	—	4,341	25,717	2,172	179	—	32,409
Impairments	—	—	208	—	2	274	484
Impairment reversals	—	—	(3)	—	—	—	(3)
Disposals	—	(82)	(14,501)	(1,138)	(13)	—	(15,734)
Foreign exchange and other	—	963	6,823	158	74	(86)	7,932
Balance as of December 31, 2017	609	66,294	430,168	36,652	2,108	274	536,105
Net carrying amount as of December 31, 2017	11,501	60,779	197,232	5,850	597	37,561	313,520
Capital expenditures incurred in the year ended December 31, 2017 were primarily to support the construction of the Midland, North Carolina manufacturing facility, the construction of the greenfield manufacturing facilities related to Capstone and Powerband, the capacity expansion of stretch film production at the Danville, Virginia manufacturing facility and other growth initiatives and maintenance needs. As of December 31, 2017, the Company had commitments to suppliers to purchase machinery and equipment totalling $29.3 million primarily to support the construction of the greenfield manufacturing facilities related to Powerband and Capstone, shrink film capacity expansion at the Tremonton, Utah manufacturing facility, capacity expansion at the Midland, North Carolina manufacturing facility and other growth initiatives. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Revolving Credit Facility and cash flows from operating activities.
Capital expenditures incurred in the year ended December 31, 2016 were primarily related to the construction of the Midland, North Carolina manufacturing facility, shrink film capacity expansion at the Portugal manufacturing facility, and other growth initiatives and maintenance needs. As of December 31, 2016, the Company had commitments to suppliers to purchase machinery and equipment totalling $32.4 million primarily to support these initiatives.

During the year ended December 31, 2017, the loss on disposals amounted to $0.3 million ($0.1 million loss on disposals in 2016 and $0.8 million gain on disposals in 2015).
Supplemental information regarding property, plant and equipment is as follows for the years ended:

	December 31, 2017	December 31, 2016
Interest capitalized to property, plant and equipment	$1,378	$817
Weighted average capitalization rates	3.02%	2.64%

10 - OTHER ASSETS
Other assets are comprised of the following for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Corporate owned life insurance held in grantor trust	2,738	1,629
Interest rate swap agreements (1)	2,139	—
Prepaid software licensing	1,402	1,172
Cash surrender value of officers’ life insurance	375	339
Deposits	272	214
Other	72	26
	6,998	3,380

(1)	Refer to Note 21 for additional information regarding the fair value of interest rate swap agreements.

11 - INTANGIBLE ASSETS
The following tables outline the changes in intangible assets during the period:

	Distribution rights	Customer contracts	License agreements	Customer lists	Software (1)	Patents/ Trademark/Trade names (2)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2015	2,607	1,001	302	10,249	1,700	2,215	198	18,272
Additions – separately acquired	—	—	—	—	83	—	—	83
Additions through business acquisitions	—	—	—	16,213	—	—	7,822	24,035
Net foreign exchange differences	90	36	—	(256)	—	1	(124)	(253)
Balance as of December 31, 2016	2,697	1,037	302	26,206	1,783	2,216	7,896	42,137
Accumulated amortization and impairments
Balance as of December 31, 2015	2,561	998	204	1,107	765	19	50	5,704
Amortization	29	4	6	1,189	251	120	291	1,890
Impairments	—	—	—	—	—	379	—	379
Net foreign exchange differences	88	35	—	—	—	(9)	—	114
Balance as of December 31, 2016	2,678	1,037	210	2,296	1,016	509	341	8,087
Net carrying amount as of December 31, 2016	19	—	92	23,910	767	1,707	7,555	34,050

	Distribution rights	Customer contracts	License agreements	Customer lists	Software (1)	Patents/ Trademark/Trade names (2)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2016	2,697	1,037	302	26,206	1,783	2,216	7,896	42,137
Additions – separately acquired	—	—	—	—	3,108	452	—	3,560
Additions through business acquisitions	—	—	—	5,284	—	6,088	328	11,700
Net foreign exchange differences	182	70	—	1,151	—	179	496	2,078
Balance as of December 31, 2017	2,879	1,107	302	32,641	4,891	8,935	8,720	59,475
Accumulated amortization and impairments
Balance as of December 31, 2016	2,678	1,037	210	2,296	1,016	509	341	8,087
Amortization	20	—	7	2,504	283	(4)	919	3,729
Net foreign exchange differences	181	70	—	77	—	—	13	341
Balance as of December 31, 2017	2,879	1,107	217	4,877	1,299	505	1,273	12,157
Net carrying amount as of December 31, 2017	—	—	85	27,764	3,592	8,430	7,447	47,318

(1)	Includes $0.9 million of acquired software licenses during the year ended December 31, 2017 (nil during the year ended December 31, 2016).

(2)	Includes a trademark and trade names not subject to amortization totalling $8.0 million and $1.7 million as of December 31, 2017 and 2016, respectively.

12 - IMPAIRMENT OF ASSETS
CGU Determination and Indicators of Impairment
In updating its determination of CGUs and applying any related indicators of impairment, the Company took into consideration the manufacturing facility closures and other related activities that have taken place in the course of the year; the expected costs, timeline, and future benefits expected from major capital expenditure projects; the impact of acquisitions; as well as changes in the interdependencies of cash flows among the Company’s manufacturing sites. As a result of this analysis, the Company determined there was a change in its CGU composition in 2017:

•	The tapes and films CGU remains comprised of the Company’s tape and film manufacturing locations in the United States, as well as the Powerband manufacturing site located in Daman, India.

•
As discussed in Note 16, substantially all of the assets of Canadian Technical Tape Ltd. ("Cantech"), which includes the shares of Cantech Industries, Inc., Cantech's US subsidiary, were acquired in 2017. Management monitors the goodwill balances of Cantech combined with the tapes and film assets as it remains focused on achieving its strategic plan of developing significant synergies, and as a result of those synergies, having interdependencies of cash flows. Accordingly, the goodwill impairment test discussed below is based upon the combined cash flows and assets of the combined tapes and films and Cantech CGUs.

•	As discussed in Note 16, Capstone was formed in 2017. Capstone is part of the engineered coated products CGU as it will support and expand the Company's operations in this area.

•	The Company’s other CGU, Fibope (the Company’s operating site in Portugal), was not affected by these changes.
There were no indicators of impairment for any of the CGUs previously described. Due to the significant amount of recorded goodwill and indefinite-lived intangible assets associated with the combined tapes and films and Cantech CGUs, however, the Company conducted an impairment test as discussed further below. The test resulted in no impairment being recognized as of December 31, 2017. Unrelated to the impairment tests performed at the CGU level, there were impairments of certain individual assets as disclosed in the impairments table below which primarily relate to manufacturing facility closures, restructuring and other related charges.
The Company also considers indicators for the reversal of prior impairment charges recorded, which is based on the recent and projected results of CGUs and specific asset groups that were previously impaired. For the year ended December 31, 2017, this analysis resulted in no impairment reversals.
Impairment Testing
All of the Company’s carrying amount of goodwill, intangible assets with indefinite useful lives and software not yet available for use as of December 31, 2017 relate to the combined tapes and films and Cantech CGU asset group. The Company performed the required annual impairment test for this asset group in the fourth quarter of 2017. The impairment test for the asset group was determined based on value in use. The key assumptions used in each discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required for the asset group are outlined in the table below. Reasonably possible changes in the key assumptions below would not be expected to cause the carrying amount of the asset group to exceed its recoverable amount, in which case an impairment would otherwise be recognized.

Details of the impairment tests performed are outlined below:

Carrying amount allocated to the asset group
Goodwill	$41,690
Intangible assets with indefinite useful lives	$7,964
Results of test performed as of December 31, 2017:
Recoverable amount	$971,752
Annual revenue growth rates (1)	10.2% in 2018, 2.5% thereafter
Discount rate (2)	10.6%
Cash flows beyond 2018 have been extrapolated using a steady growth rate of (3)	2.5%
Income tax rate (4)	23.0%

Sensitivity analysis performed using reasonably possible changes in key assumptions above:

Revenue growth rates	6.6% in 2018, 0% thereafter
Discount rate	12.0%
Cash flows beyond 2018 have been extrapolated using a steady growth rate of	1.0%
Income tax rate	39.0%
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

(1)
The annual revenue growth rate for 2018 is based on projections presented to management and the Board of Directors. This projection reflects a full year of benefit from owning Cantech, as well as the expected benefits from recently completed capital expenditure projects, such as the new Midland, North Carolina manufacturing facility. Beyond 2018, the projections assume that the Company’s revenue will grow consistent with United States gross domestic product projections. The revenue growth rates for the period are consistent with recent history of sales volumes within the asset group, as well as the Company’s expectations for its sales to at least match gross domestic product growth.

(2)	The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.

(3)	Cash flows beyond 2018 have been extrapolated using a per annum growth rate which is at or below the projected long-term average growth rate for the asset group.

(4)	The income tax rate represents an estimated statutory federal and state tax rate based on enacted rates.

Impairments
Impairments (reversals of impairments) recognized during the years ended December 31, 2017 and 2016 are as follows:

	2017		2016
	Impairment recognized	Impairment reversed	Impairment recognized	Impairment reversed
	$	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Inventories	338	(175)	1,420	—
Parts and supplies	—	(12)	—	—
Property, plant and equipment
Manufacturing equipment	208	(1)	4,017	(1,031)
Furniture, office equipment and other	—	—	32	—
Construction in progress	82	—	—	—
Intangibles	—	—	379	—
	628	(188)	5,848	(1,031)
Cost of sales
Inventories	801	—	2,019	—
Property, plant and equipment
Manufacturing equipment	—	(2)	7	—
Computer equipment and software	—	—	133	—
Furniture, office equipment and other	2	—	—	—
Construction in progress	192	—	86	—
	995	(2)	2,245	—
Total	1,623	(190)	8,093	(1,031)
The assets impaired during the year ended December 31, 2017 were primarily the result of provisions for slow-moving and obsolete inventory and small-scale restructuring initiatives as discussed in Note 4. The assets impaired during the year ended December 31, 2016 were substantially related to the TaraTape Closure.
As of December 31, 2017 and 2016, the net book value and recoverable amount of property, plant and equipment remaining following impairments related to the TaraTape Closure was nil and $1.2 million, respectively. The net book value includes the effects of ongoing depreciation of the assets continuing to be used in production operations which ceased December 31, 2016. The fair value of the recoverable amount of the assets at the impairment dates was determined based on the Company’s plans and intent to transfer, use or any other value that could be attributed to the assets.
The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell.

13 - BORROWINGS
Borrowings are comprised of the following for the years ended:

		December 31, 2017		December 31, 2016
	Maturity	Weighted average effective interest rate	$	Weighted average effective interest rate	$
Revolving Credit Facility (a) (1)	November 2019	3.39%	254,773	2.90%	159,608
Powerband Revolving Line of Credit(b)	March 2018 and July 2018	8.75%	9,563	9.52%	862
Finance lease liabilities (c)	Various until June 2022	3.11%	8,817	3.23%	14,265
Forgivable government loan (d) (2)	January 2024	1.25%	4,660	1.25%	3,276
Term and other loans (e)	Various until December 2021	9.05%	1,650	7.44%	1,814
			279,463		179,825
Less: current borrowings			14,979		7,604
			264,484		172,221

(1)	The Revolving Credit Facility is presented net of unamortized related debt issue costs, amounting to $1.4 million as of December 31, 2017 and 2016.

(2)	The forgivable government loan is shown net of imputed interest amounting to $0.3 million and $0.2 million as of December 31, 2017 and 2016, respectively.
Repayments of borrowings are due as follows:

	Finance lease liabilities	Other long-term borrowings
	$	$
2018	4,891	10,348
2019	1,047	257,116
2020	471	1,238
2021	406	1,278
2022	2,645	921
Thereafter	—	1,381
Total payments	9,460	272,282
Interest expense included in minimum lease payments	643	—
Total	8,817	272,282

(a)	Revolving Credit Facility
The Company has a five-year, $450.0 million revolving credit facility with a syndicate of financial institutions ("Revolving Credit Facility"). On June 9, 2017, the Company amended its Revolving Credit Facility to increase its borrowing limit by $150.0 million, bringing the Revolving Credit Facility credit limit from an initial amount of $300.0 million to $450.0 million. In securing the amendment, the Company incurred debt issue costs amounting to $0.7 million which were capitalized and are being amortized using the straight-line method over the remaining life of the Revolving Credit Facility.
The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the London Interbank Offered Rates ("LIBOR "), or other floating rate for credit loans denominated in an alternative currency, plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (175 basis points as of December 31, 2017 and 150 basis points as of December 31, 2016). Revolving credit loans denominated in the alternative currency of Canadian dollars bear interest primarily at the Canadian Dollar Offer Rate ("CDOR") plus the applicable margin mentioned above and any mandatory costs. Interest payments on base rate loans, which consist of all loan draws not funded with a floating rate contract, are due and payable in arrears on the last business day of each calendar quarter. Interest payments on floating rate loans are due and payable on the last day of each interest period. If such interest period extends over one month, interest is due at the end of each one month-interval during such interest period.

The credit agreement also includes an incremental accordion feature of $150.0 million, which enables the Company to increase the limit of the Revolving Credit Facility, subject to the credit agreement’s terms and lender approval, if needed. Such incremental revolving credit increase matures on the revolving credit maturity date and bears interest at the rate applicable to the revolving credit loans.
As of December 31, 2017, the Revolving Credit Facility’s outstanding balance amounted to $272.5 million, which consisted of $256.2 million of borrowed funds ($254.8 million, net of $1.4 million in unamortized debt issue costs) and $16.3 million in standby letters of credit. Accordingly, the Company’s unused availability as of December 31, 2017 amounted to $177.5 million.
The Revolving Credit Facility is secured by a first priority lien on substantially all personal property of the Company and all current and future material subsidiaries. The lenders have a right to the collateral only in the event of default as defined in the credit agreement and related agreements under the Revolving Credit Facility.
As of December 31, 2017, the Revolving Credit Facility has, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50.0 million, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $100.0 million (this was increased from $50.0 million under the January 2017 amendment to the Revolving Credit Facility) and any amounts not expended in the current year may not be carried over to the following year. Prior to the January 2017 amendment, any portion of the allowable $50.0 million related to capital expenditures which was not expended in the current year could be carried over for expenditure in the following year but not carried over to any subsequent year thereafter. The Company was in compliance with the consolidated total leverage ratio, consolidated debt service ratio and capital expenditures limit which were 2.16, 8.77 and $85.3 million , respectively, as of December 31, 2017. A default under the Revolving Credit Facility is deemed a default under the equipment finance agreement referred to below.

(b)	Powerband Revolving Line of Credit
In September 2016, the Company acquired 74% of the issued and outstanding shares in Powerband (refer to Note 16 for more information regarding the acquisition). The partially owned subsidiary maintains a revolving line of credit ("Powerband Revolving Line of Credit") which had an outstanding balance of $9.6 million (INR 610.6 million) as of December 31, 2017.
The Powerband Revolving Line of Credit consists of a cash flow loan that matures in July 2018 and bears interest at the prevailing Indian Marginal Cost-Lending Rate plus a premium of 0.60%. As of December 31, 2017, $1.4 million (INR 85.4 million) had been utilized resulting in loan availability of $0.4 million (INR 28.3 million).
In 2017, the Powerband Revolving Line of Credit was amended to add an incremental overdraft facility totalling $14.5 million (INR 925.7 million). The incremental portion of the Powerband Revolving Line of Credit matures in March 2018 and bears interest at the prevailing Indian Marginal Cost-Lending Rate plus a premium of 0.60%. The incremental facility is secured by a standby letter of credit under the Company's Revolving Credit Facility. As of December 31, 2017, the incremental facility had a total drawn amount of $8.2 million (INR 525.2 million) resulting in loan availability of $6.3 million (INR 400.5 million).

(c)	Finance lease liabilities
The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, manufacturing equipment and office equipment, payable in monthly installments ranging from $127 to $263,450, including interest, for both 2017 and 2016. In addition, a $2.5 million lump sum payment is due in June 2022 under one of the lease liabilities. The finance lease liabilities are secured by the assets under lease with the following carrying amounts included in property, plant and equipment for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Buildings	1,978	2,429
Manufacturing equipment (1)	19,304	20,995
	21,282	23,424

(1)
The finance lease liabilities related to manufacturing equipment include a secured debt equipment finance agreement for qualifying US capital expenditures during the period of May 2012 through March 31, 2014 totalling $25.7 million, payable in monthly installments ranging from $39,329 to $263,450, including interest, over the applicable terms. The terms of the arrangement include multiple individual finance leases, each of which has a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95% for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The finance lease agreements are secured by the equipment with a net book value of $18.9 million as of December 31, 2017 ($20.6 million as of 2016).

(d)	Forgivable government loans
In August 2015, one of the Company’s wholly-owned subsidiaries entered into a partially forgivable loan. The loan was entered into with Agencia para Investmento Comercio Externo de Portugal, EPE ("AICEP"), the Portuguese agency for investment and external trade, as part of financing a capital expansion project. Based on the terms of the agreement, 50% of the loan will be forgiven in 2020 based on satisfying certain 2019 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing and semi-annual installments of principal are due beginning in July 2018 through January 2024.
To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary. The loan had an outstanding balance of $5.0 million (€4.1 million) as of December 31, 2017 and $3.3 million (€3.1 million) as of December 31, 2016. The difference between the gross proceeds and the fair value of the loan, which totalled $4.7 million (€3.8 million) as of December 31, 2017, is the benefit derived from the interest-free loan and is recognized as deferred income in the Company's consolidated balance sheet in the caption other liabilities in the amount of $0.3 million and $0.2 million as of December 31, 2017 and 2016, respectively. When the capital expansion assets are placed into service, the deferred income will be recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. In addition, imputed interest expense will be recorded over the life of the loan so that at the end of the loan period the amount to be reimbursed will equal the nominal amount. Interest expense of less than $0.1 million was recognized on this loan during the years ended December 31, 2017 and 2016.
(e)    Term and other loans
In October 2015, one of the Company’s wholly-owned subsidiaries entered into a long-term debt agreement containing a short-term credit line and a long-term loan for up to $9.4 million (€7.8 million) for the purpose of financing a capital expansion project. As of December 31, 2017, no amounts were outstanding under the short-term credit line. As of December 31, 2016, $0.4 million (€0.4 million) was outstanding. The credit line bears interest at the rate of the six-month Euro Interbank Offered Rate ("EURIBOR") plus a premium (125 basis points as of December 31, 2017 and 2016). The effective interest rate was 1.25% as of December 31, 2017 and 2016. The short-term credit line matures in October 2018 and is renewable annually, with interest due quarterly and billed in arrears. The long-term loan had a period for capital use until October 2017 and matures in April 2022, with interest billed in arrears and due bi-annually beginning in April 2018. As of December 31, 2017, the long-term loan has been fully repaid. The long-term loan totalled $0.3 million (€0.3 million) on December 31, 2016. The debt agreements are secured by a comfort letter issued to the lender by the Company in favour of its wholly-owned subsidiary.
One of the Company's partially owned subsidiaries maintains a term loan which is repayable in 61 monthly installments and bears interest at the prevailing Indian Marginal Cost-Lending Rate plus a premium of 0.90%. The loan totalled $1.2 million (INR 79.3 million) and $0.9 million (INR 62.0 million) as of December 31, 2017 and 2016, respectively. The loan matures in December 2021.

Reconciliation of liabilities arising from financing activities

The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Borrowings, non-current (excluding finance lease liabilities)	Borrowings, current (excluding finance lease liabilities)	Finance lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2016	163,648	1,912	14,265	179,825
Cash flows:
Proceeds	225,498	31,523	—	257,021
Repayments	(132,273)	(24,112)	(5,722)	(162,107)
Debt issuance costs	(683)	—	—	(683)
Non-cash:
Additions – separately acquired	—	—	276	276
Additions through business acquisitions	—	559	—	559
Amortization of debt issuance costs	651	—	—	651
Foreign exchange and other	3,675	248	(2)	3,921
Reclassification	(216)	216	—	—
Balance as of December 31, 2017	260,300	10,346	8,817	279,463
14 - PROVISIONS AND CONTINGENT LIABILITIES
The Company’s current provisions consist of environmental and restoration obligations, litigation and termination benefits and other provisions.
The reconciliation of the Company’s provisions is as follows:

	Litigation	Environmental	Restoration	Termination benefits and other	Total
	$	$	$	$	$
Balance, December 31, 2015	180	2,506	1,872	593	5,151
Additional provisions	1,903	—	50	1,789	3,742
Amounts used	(1,940)	—	(47)	(1,002)	(2,989)
Amounts reversed	—	—	(28)	—	(28)
Net foreign exchange differences	—	—	12	3	15
Balance, December 31, 2016	143	2,506	1,859	1,383	5,891

Amount presented as current	143	1,473	942	1,293	3,851
Amount presented as non-current	—	1,033	917	90	2,040
Balance, December 31, 2016	143	2,506	1,859	1,383	5,891

Additional provisions	—	199	5	516	720
Amounts used	(104)	(417)	(505)	(1,200)	(2,226)
Amounts reversed	—	—	(387)	(152)	(539)
Net foreign exchange differences	—	—	25	7	32
Balance, December 31, 2017	39	2,288	997	554	3,878

Amount presented as current	39	106	55	457	657
Amount presented as non-current	—	2,182	942	97	3,221
Balance, December 31, 2017	39	2,288	997	554	3,878
The environmental provision pertains primarily to the South Carolina Project.

The restoration provision pertains to leases at operating facilities where the Company is obligated to restore the leased properties to the same condition that existed at the lease commencement date. The carrying amount of this obligation is based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in these facilities.
Restoration obligations and termination benefits settled during the year ended December 31, 2017 were primarily related to the TaraTape Closure and other small restructuring initiatives. See Note 4 for more information.
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
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2017.

As of December 31, 2017, and 2016, no reimbursements are expected to be received by the Company for any of the provided amounts and there were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.

15 -CAPITAL STOCK
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
Common Shares
The Company’s common shares outstanding as of December 31, 2017 and 2016, were 58,799,910 and 59,060,335, respectively.
Dividends
Cash dividends paid are as follows for each of the years in the three-year period ended December 31, 2017:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 9, 2015	March 31, 2015	$0.12	March 19, 2015	60,355,638	$7,303
May 11, 2015	June 30, 2015	$0.12	June 15, 2015	59,621,238	$7,154
August 12, 2015	September 30, 2015	$0.13	September 15, 2015	59,502,185	$7,706
November 11, 2015	December 31, 2015	$0.13	December 15, 2015	58,667,535	$7,532
March 9, 2016	March 31, 2016	$0.13	March 21, 2016	58,522,835	$7,509
May 9, 2016	June 30, 2016	$0.13	June 15, 2016	58,602,835	$7,574
August 10, 2016	September 30, 2016	$0.14	September 15, 2016	58,621,585	$8,235
November 10, 2016	December 30, 2016	$0.14	December 15, 2016	59,060,335	$8,047
March 8, 2017	March 31, 2017	$0.14	March 21, 2017	59,110,335	$8,316
May 8, 2017	June 30, 2017	$0.14	June 15, 2017	59,169,710	$8,365
August 10, 2017	September 29, 2017	$0.14	September 15, 2017	59,036,310	$8,150
November 10, 2017	December 29, 2017	$0.14	December 15, 2017	58,799,910	$8,368

(1)	Aggregate dividend payment amounts presented in the table above are adjusted for the impact of foreign exchange rates on cash payments to shareholders.

Share Repurchases
On July 17, 2017, the Company renewed the NCIB under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 16, 2018. As of December 31, 2017, and March 7, 2018, 3,512,700 shares remained available for repurchase under the NCIB.

The Company's two previous NCIBs, which each allowed repurchases for cancellation up to 4,000,000 common shares, expired on July 13, 2017 and July 9, 2016, respectively.
Information regarding share repurchases is presented in the table below as of:

	December 31, 2017	December 31, 2016
Common shares repurchased	487,300	147,200
Average price per common share including commissions	CDN$ 18.88	CDN$ 15.77
Carrying value of the common shares repurchased	$2,898	$862
Share repurchase premium (1)	$4,553	$835
Total purchase price including commissions	$7,451	$1,697

(1)
The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.

Stock options
Stock options to acquire the Company’s common shares may be granted to the Company’s executives, directors and key employees under the Company's Executive Stock Option Plan. The total number of common shares reserved for issuance under this plan is equal to 10% of the Company’s issued and outstanding common shares from time to time. Stock options are equity-settled and expire no later than ten years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. Stock options granted to key employees and executives will vest and may be exercisable as to one-third on each of the first, second and third anniversaries of the date of grant. Stock options granted to directors who are not officers of the Company will vest and may be exercisable 25% on the grant date, with another 25% vesting and exercisable on each of the first three anniversaries of the date of grant.
All stock options are granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the common shares on the TSX for the day immediately preceding the effective date of the grant.
The changes in number of stock options outstanding were as follows for each of the years in the three-year period ended December 31, 2017:

	2017		2016		2015
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	11.38	1,061,250	8.78	1,617,500	7.01	2,360,000
Granted	—	—	—	—	—	—
Exercised	8.00	(226,875)	3.56	(540,000)	2.79	(712,500)
Forfeited	—	—	12.35	(16,250)	12.30	(30,000)
Balance, end of year	12.29	834,375	11.38	1,061,250	8.78	1,617,500

The following table summarizes information about stock options outstanding and exercisable for each of the years in the three-year period ended December 31, 2017:

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
Range of exercise prices			CDN$		CDN$
December 31, 2017
$12.04 to $12.14	453,750	2.92	12.05	443,125	12.05
$12.55 to $14.34	380,625	3.88	12.58	278,125	12.60
	834,375	3.36	12.29	721,250	12.26

December 31, 2016
$1.55 to $1.80	90,000	0.47	1.73	90,000	1.73
$12.04 to $14.34	971,250	4.53	12.27	602,500	12.20
	1,061,250	4.18	11.38	692,500	10.84

December 31, 2015
$1.55 to $2.19	536,250	4.00	1.65	536,250	1.65
$12.04 to $14.34	1,081,250	5.35	12.31	414,375	12.25
	1,617,500	4.90	8.78	950,625	6.27

Performance Share Units

Grants of PSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. The purpose of a PSU plan is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. A PSU is a right that has a value equal to the VWAP of the Company's common shares, as published by the TSX, for the five consecutive trading days immediately preceding a date specified in the grant terms. The final number of PSUs that vest will range from 0% to 150% of the initial number awarded based on the Company's total shareholder return ("TSR") over the three years compared to a specified peer group of companies. Dividend equivalents on PSU grants are paid in cash at the end of the vesting period. The PSUs are earned over a three-year period with vesting at the third anniversary of the grant date unless vesting is accelerated based on retirement eligibility, death or disability.

The following table summarizes information about PSUs for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
PSUs granted	358,386	422,733	363,600
Weighted average fair value per PSU granted	$16.15	$13.85	$13.64
PSUs forfeited/cancelled	7,952	28,696	18,060
PSUs added by performance factor (1)	69,600	—	—
PSUs settled	208,800	—	—
Weighted average fair value per PSU settled	$18.49	—	—
Cash payment on settlement	$4,174	—	—

(1)
On June 15, 2017, the Board of Directors approved the settlement of PSUs granted in 2014, which had been earned and vested. The number of PSUs earned was 150% of the grant amount based on the TSR ranking versus a specified peer group of companies as of June 11, 2017.

The weighted average fair value of PSUs granted was estimated based on a Monte Carlo simulation model, taking into account the following weighted average assumptions for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
Expected life	3 years	3 years	3 years
Expected volatility (1)	34%	36%	35%
Risk-free interest rate	1.57%	1.09%	1.07%
Performance period starting price (2)	CDN$ 22.26	CDN$ 18.89	CDN$ 17.86
Stock price as of estimation date	CDN$ 21.94	CDN$ 18.90	CDN$ 17.53
Expected dividends (3)	CDN$ 0.00	CDN$ 0.00	CDN$ 0.00

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.

(2)	The performance period starting price is measured as the VWAP for the common shares of the Company on the TSX on the grant dates.

(3)	A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.

The following table summarizes information about PSUs outstanding as of:

	December 31, 2017	December 31, 2016
PSUs outstanding	1,103,311	892,077
Weighted average fair value per PSU outstanding	$14.14	$13.41

Based on the Company’s TSR ranking as of December 31, 2017, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2017, would be as follows:

Grant Date	Performance
March 13, 2015	100%
May 14, 2015	100%
May 20, 2015	100%
March 21, 2016	100%
December 20, 2016	—%
March 20, 2017	—%

Deferred Share Unit Plan

DSUs are granted to non-executive directors as a result of a grant and/or in lieu of cash for semi-annual directors’ fees and must be retained until the director leaves the Company’s Board of Directors. The purpose of the DSU plan is to tie a portion of the value of the compensation of non-executive directors to the future value of the Company's common shares. A DSU is a right that has a value equal to the VWAP of the Company's common shares as published by the TSX, for the five consecutive trading days immediately preceding a date specified in the grant terms.

The following table summarizes information about DSUs for the three-year period ended December 31, 2017:

	2017	2016	2015
DSUs granted	48,179	52,665	46,142
Weighted average fair value per DSU granted	$17.79	$16.76	$15.09

Shares issued upon DSU settlement:
DSUs settled	—	—	16,460
Less: shares withheld for required minimum tax withholding	—	—	(10,063)
Shares issued	—	—	6,397

The following table summarizes information about DSUs outstanding as of:

	December 31, 2017	December 31, 2016
DSUs outstanding	167,427	119,248
Weighted average fair value per DSU outstanding	$16.91	$15.04

Stock Appreciation Rights

SAR awards are for directors, executives and other designated employees of the Company. A SAR is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the TSX on the date of exercise. SARs can be settled only in cash and expire no later than ten years after the date of the grant. All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which a SAR is granted. The base price for all SARs issued and outstanding for all periods presented is CDN$7.56. SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. SARs granted to directors who are not officers of the Company will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

The following table summarizes information regarding SARs activity for three-year period ended December 31, 2017:

	2017	2016	2015
SARs exercised	13,250	422,202	52,500
Cash payments on exercise, including awards exercised but not yet paid	$155	$4,017	$462
SARs forfeited	—	—	10,000
The following table summarizes information regarding SARs outstanding as of:

	December 31, 2017	December 31, 2016
SARs outstanding	147,500	160,750
Weighted average fair value per SARs outstanding	$10.85	$12.37
Aggregate intrinsic value of outstanding vested awards	$1,634	$2,110

Summary of Share-based Compensation Expense and Share-based Compensation Liabilities

The following table summarizes share-based compensation expense (benefit) recorded in earnings in selling, general and administrative expense ("SG&A") for three-year period ended December 31, 2017:

	2017	2016	2015
	$	$	$
Stock options	167	427	931
PSUs	2,903	4,369	1,858
DSUs	512	884	676
SARs	(291)	2,521	(216)
	3,291	8,201	3,249
The following table summarizes share-based liabilities recorded in the consolidated balance sheets for the years ended:

	December 31, 2017	December 31, 2016
Share-based compensation liabilities, current	$	$
PSUs(1)	5,709	211
DSUs(2)	2,956	—
SARs	1,600	1,989
	10,265	2,200

Share-based compensation liabilities, non-current
PSUs (1)	4,984	296
	4,984	296

(1)     Includes dividend equivalents accrued on PSUs.
(2)     Includes effect of DSUs received in lieu of cash for directors' fees not yet granted.
Change in Contributed Surplus
The activity for the three-year period ended December 31, 2017 in the consolidated changes in equity under the caption contributed surplus is detailed as follows:

	2017	2016	2015
	$	$	$
Change in excess tax benefit on exercised share-based awards	(597)	(2,693)	(2,088)
Change in excess tax benefit on outstanding share-based awards	(3,135)	4,302	(1,502)
Share-based compensation expense credited to capital on options exercised	(495)	(595)	(746)
Share-based compensation expense
Stock options	167	427	931
DSUs	(1,935)	885	665
PSUs	(6,060)	3,961	1,763
	(7,828)	5,273	3,359
DSU settlement, net of required minimum tax withholding	—	—	(218)
Change in contributed surplus	(12,055)	6,287	(1,195)

16 - BUSINESS ACQUISITIONS AND GOODWILL

Cantech Acquisition

On July 1, 2017, the Company acquired substantially all of the assets of Cantech, a privately-owned North American supplier of industrial and specialty tapes based in Montreal, Quebec. The assets included the shares of Cantech Industries Inc., Cantech’s US subsidiary (collectively, the “Cantech Acquisition”). The purchase price was financed with funds available under the Revolving Credit Facility. The former shareholders of Cantech have in escrow $10.5 million as of December 31, 2017, related to customary representations, warranties and covenants in the Cantech purchase agreement. The Cantech purchase agreement also contains customary indemnification provisions. As of December 31, 2017, there were no outstanding obligations or indemnifications.

The net cash consideration paid on the closing date was as follows:

July 1, 2017
$
Consideration paid in cash	71,610
Less: cash balances acquired	4,567
67,043

The Cantech Acquisition was accounted for using the acquisition method of accounting. The Cantech Acquisition is expected to further enhance and extend the Company’s product offering, and provide additional distribution channels for the Company’s products in Canada, the US and Europe.

The fair values of net identifiable assets acquired at the date of acquisition were as follows:

July 1, 2017
$
Current assets
Cash	4,567
Trade receivables (1)	8,899
Inventories	15,828
Other current assets	503
Property, plant and equipment	27,275
Intangible assets	11,700
68,772
Current liabilities
Accounts payable and accrued liabilities	3,573
Deferred tax liability	2,943
Provisions	192
6,708
Fair value of net identifiable assets acquired	62,064

(1)	The gross contractual amounts receivable were $9,117 . As of December 31, 2017, the Company has collected substantially all of the outstanding trade receivables.

Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company expects a significant portion of the goodwill to be deductible for income tax purposes. The fair value of goodwill at the date of acquisition was as follows:

July 1, 2017
$
Cash consideration transferred	71,610
Less: fair value of net identifiable assets acquired	62,064
Goodwill	9,546

The Cantech Acquisition’s impact on the Company’s consolidated earnings was as follows:

July 1, 2017 through December 31, 2017
$
Revenue	32,352
Net earnings	137

Had the Cantech Acquisition been effective as of January 1, 2017, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2017
$
Revenue	64,575
Net earnings (1)	1,822

(1)
Adjustments to arrive at net earnings included (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by the acquiree, (iii) the amortization of recorded intangibles and other acquisition method accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

Acquisition-related costs of $1.7 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings in SG&A for the year ended December 31, 2017.

Investment in Capstone

On June 23, 2017, the Company, under a Share Subscription and Shareholder Agreement, purchased 3,250,000 or 99.7% of the issued and outstanding shares of Capstone. The principal purpose of the investment in Capstone is to further extend the Company’s woven products business through a global supply of woven products. The Company invested $5.1 million in cash, funded primarily from the Revolving Credit Facility. There were customary representations, warranties and covenants, and indemnification provisions as part of the Capstone investment. As of December 31, 2017, there were no outstanding obligations or indemnifications.

The balance sheet of Capstone subsequent to the investment was as follows:

June 23, 2017
$
Current assets
Cash	5,066
Other assets	578
5,644
Current liabilities
Accounts payable and accrued liabilities	20
Borrowings, current	559
579
5,065

June 23, 2017
$
Consideration paid for investment	5,050
Plus: remaining non-controlling interest	15
Fair value of net assets	5,065

The Company is partnering with the non-controlling shareholders of Capstone, who are also the shareholders and operators of Airtrax Polymers Private Limited (d/b/a “Airtrax”). Airtrax manufactures and sells woven products that are used in various applications, including in the building and construction industry. The Company has agreed to maintain a minimum 55% interest in Capstone for total cash consideration of approximately $13 million, which is being financed with funds from the Revolving Credit Facility. The shareholders of Airtrax have agreed to arrange a contribution in kind to Capstone of the net assets attributed to Airtrax’s existing woven product manufacturing operations, which are estimated to have a value of approximately $12 million. The legal process to make the contribution of the net assets has begun and is expected to be completed in the first half of 2018. The Company is making payments in several tranches over the same period.

Accordingly, on July 19, 2017, the non-controlling shareholders of Capstone acquired 99,000 additional shares of Capstone for a purchase price of approximately $0.2 million. On August 8, 2017, the Company acquired 3,250,000 additional shares of Capstone for a purchase price of approximately $5.1 million. As of December 31, 2017, the Company and the non-controlling shareholders held 98.4% and 1.6% of the issued and outstanding shares of Capstone, respectively. As a result of the share-purchase activity, the Company recorded a $0.2 million increase to equity attributable to non-controlling interest in the Consolidated Changes in Equity for the twelve months ended December 31, 2017.
The advisory fees and other costs associated with establishing the newly-formed enterprise were $0.5 million and are included in the Company’s consolidated earnings in SG&A for the year ended December 31, 2017.
Powerband Acquisition
On September 16, 2016, the Company purchased 74% of the issued and outstanding shares in Powerband, a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India. The remaining 26% is held by the Desai family, which founded Powerband in 1994. The Powerband Acquisition is intended to further extend the Company’s product offering and presence in the global packaging market. There were customary representations, warranties and covenants and indemnification provisions as part of the Powerband Acquisition. As of December 31, 2017, there were no outstanding obligations or indemnifications.
The net cash consideration paid on the closing date for the acquisitions described above was as follows:

September 16, 2016
$
Consideration paid in cash	41,856
Less: cash balances acquired	1
41,855

The Powerband Acquisition was accounted for using the acquisition method of accounting. The fair values of net identifiable assets acquired and goodwill at the date of acquisition were as follows:

September 16, 2016
$
Current assets
Cash	1
Trade receivables (1)	1,265
Inventories	1,797
Other current assets	436
Property, plant and equipment	9,650
Intangible assets
Customer list	16,213
Non-compete agreement	7,822
37,184
Current liabilities
Accounts payable and accrued liabilities	1,054
Installments on long-term debt	1,244
Long-term debt	107
Pension and other post-retirement benefits	57
Deferred tax liabilities	9,734
12,196
Fair value of net identifiable assets acquired	24,988

(1)	The gross contractual amounts receivable were $1,265. As of December 31, 2016, the Company had collected substantially all of the outstanding trade receivables.
Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company does not expect any of the goodwill recognized as a result of the Powerband Acquisition to be deductible for income tax purposes. The fair value of goodwill at the date of acquisition was as follows:

September 16, 2016
$
Cash consideration transferred	41,856
Plus: Remaining non-controlling interest	6,497
Less: fair value of net identifiable assets acquired	24,988
Goodwill	23,365
The Powerband Acquisition's impact on the Company’s consolidated earnings for the year of acquisition was as follows:

September 16, 2016 through December 31, 2016
$
Revenue	7,591
Net earnings	65

Had the Powerband Acquisition been effective as of January 1 of the year of acquisition, the impact on the Company’s consolidated earnings would have been as follows:

December 31, 2016
$
Revenue	27,663
Net earnings (1)	444

(1)
Adjustments to arrive at net earnings included (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by the acquiree, (iii) the amortization of recorded intangibles and other acquisition method accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

Acquisition-related costs of $1.3 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings in SG&A for the year ended December 31, 2016.
Goodwill
The following table outlines the changes in goodwill during the period:

Total
$
Balance as of December 31, 2015	7,476
Acquired through business combinations	23,365
Balance as of December 31, 2016	30,841
Acquired through business combinations	9,546
Net foreign exchange differences	1,303
Balance as of December 31, 2017	41,690

17 - PENSION, POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEE BENEFIT PLANS
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
The amount expensed with respect to the defined contribution plans for the years ended December 31, was $4.7 million in 2017, $4.6 million in 2016 and $4.0 million in 2015.
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

In the US, the Company provides group health care benefits to certain retirees. In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.
All defined benefit plans described above are closed to new entrants.
Supplementary executive retirement plans
The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in amounts ranging from $0.2 million to $0.6 million, annually.
Other long-term employee benefit plans
In the US, the Company provides a deferred compensation plan to certain employees. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. As of December 31, 2017, the deferred compensation plans assets and liabilities totalled $1.0 million ($0.2 million as of December 31, 2016) and $0.9 million ($0.2 million as of December 31, 2016), respectively, and are presented in other assets and other liabilities, respectively, in the consolidated balance sheets.
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

Information Relating to the Various Plans

A reconciliation of the defined benefit obligations and plan assets is presented in the table below for the years ended:

	Pension Plans		Other plans
	December 31, 2017	December 31, 2016	December 31, 2017	December 31, 2016
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	79,821	76,172	2,867	3,365
Additions through business acquisitions	—	57	—	—
Current service cost	1,076	1,176	46	22
Interest cost	3,096	3,139	111	143
Benefits paid	(3,406)	(3,260)	(246)	(14)
Actuarial gains from demographic assumptions	(1,052)	(1,131)	(565)	(21)
Actuarial losses from financial assumptions	3,989	1,901	133	141
Experience losses (gains)	2,077	1,383	707	(835)
Foreign exchange rate adjustment	861	384	99	66
Balance, end of year	86,462	79,821	3,152	2,867
Fair value of plan assets
Balance, beginning of year	51,856	50,245	—	—
Interest income	2,025	1,965	—	—
Return on plan assets (excluding amounts included in net interest expense)	5,591	1,705	—	—
Contributions by the employer	3,956	1,357	—	—
Benefits paid	(3,406)	(3,260)	—	—
Administration expenses	(507)	(487)	—	—
Foreign exchange rate adjustment	801	331	—	—
Balance, end of year	60,316	51,856	—	—
Funded status – deficit	26,146	27,965	3,152	2,867

The defined benefit obligations and fair value of plan assets broken down by geographical locations is as follows for the years ended:

	December 31, 2017
	US	Canada	Total
	$	$	$
Defined benefit obligations	72,643	16,971	89,614
Fair value of plan assets	(46,835)	(13,481)	(60,316)
Deficit in plans	25,808	3,490	29,298

	December 31, 2016
	US	Canada	Total
	$	$	$
Defined benefit obligations	68,584	14,104	82,688
Fair value of plan assets	(40,521)	(11,335)	(51,856)
Deficit in plans	28,063	2,769	30,832

The defined benefit obligations for pension plans broken down by funding status are as follows for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Wholly unfunded	11,195	11,050
Wholly funded or partially funded	75,267	68,771
Total obligations	86,462	79,821

A reconciliation of pension and other post-retirement benefits recognized in the consolidated balance sheets is as follows for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Pension Plans
Present value of the defined benefit obligation	86,462	79,821
Fair value of the plan assets	60,316	51,856
Deficit in plans	26,146	27,965
Liabilities recognized	26,146	27,965
Other plans
Present value of the defined benefit obligation and deficit in the plans	3,152	2,867
Liabilities recognized	3,152	2,867
Total plans
Total pension and other post-retirement benefits recognized in balance sheets	29,298	30,832

The composition of plan assets based on the fair value was as follows for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Asset category
Cash	1,308	1,230
Equity instruments	33,559	29,645
Fixed income instruments	23,514	19,180
Real estate investment trusts	1,935	1,801
Total	60,316	51,856
Approximately 80% and 75% of equity and fixed income instruments as of December 31, 2017 and 2016, respectively, were held in mutual or exchange traded funds. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.
Most equity, fixed income and real estate investment trusts have quoted prices, or net asset value, in active markets. Certain US government obligations and mutual fund positions are valued at the quoted price, or net asset value, for identical or similar securities reported in active markets.

The following tables present the defined benefit expenses recognized in consolidated earnings for each of the years in the three-year period ended December 31, 2017:

	Pension Plans			Other plans
	2017	2016	2015	2017	2016	2015
	$	$	$	$	$	$
Current service cost	1,076	1,176	1,208	46	22	22
Administration expenses	507	487	307	—	—	—
Net interest expense	1,071	1,174	1,087	111	143	126
Net costs recognized in the statement of consolidated earnings	2,654	2,837	2,602	157	165	148

	Total Plans
	2017	2016	2015
	$	$	$
Current service cost	1,122	1,198	1,230
Administration expenses	507	487	307
Net interest expense	1,182	1,317	1,213
Net costs recognized in the statement of consolidated earnings	2,811	3,002	2,750

The table below presents the defined benefit liability remeasurement recognized in OCI for each of the years in the three-year period ended December 31, 2017:

	Pension Plans			Other plans
	2017	2016	2015	2017	2016	2015
	$	$	$	$	$	$
Actuarial gains from demographic assumptions	1,052	1,131	1,332	565	21	30
Actuarial (losses) gains from financial assumptions	(3,989)	(1,901)	2,652	(133)	(141)	31
Experience (losses) gains	(2,077)	(1,383)	(15)	(707)	835	(22)
Return on plan assets (excluding amounts included in net interest expense)	5,591	1,705	(1,458)	—	—	—
Total amounts recognized in OCI	577	(448)	2,511	(275)	715	39

The Company currently expects to contribute a total of $2.9 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2018.

The weighted average duration of the defined benefit obligation as of December 31, 2017 and 2016 is 13 years for US plans for both periods and 19 years and 20 years for Canadian plans, respectively.

The significant weighted average assumptions which were used to measure defined benefit obligations are as follows for the years ended:

	US plans		Canadian plans
	12/31/2017	12/31/2016	12/31/2017	12/31/2016
Discount rate
Pension plans (End of the Year) (1)	3.56%	3.88%	3.50%	4.00%
Pension plans (Current Service Cost) (2)	4.01%	3.98%	4.15%	4.25%
Other plans (End of the Year) (1)	3.10%	3.47%	3.50%	4.00%
Other plans (Current Service Cost) (2)	3.67%	3.28%	4.15%	4.25%
Life expectancy at age 65 (in years) (3)
Current pensioner - Male	20	20	22	22
Current pensioner - Female	22	22	24	24
Current member aged 45 - Male	21	21	23	23
Current member aged 45 - Female	24	24	25	25

(1)	Represents the discount rate used to calculate the accrued benefit obligation at the end of the year and applied to other components such as interest cost.

(2)
Represents the discount rate used to calculate annual service cost. Beginning in 2017, the current service cost is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan's active participants. Previously, the current service cost was calculated using the same discount rate used to measure the defined benefit obligation for both active and retired participants.

(3)	Utilizes mortality tables issued by the Society of Actuaries and the Canadian Institute of Actuaries.
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
Significant actuarial assumptions for defined benefit obligation measurement purposes are the discount rate and mortality rate. The sensitivity analysis below has been determined based on reasonably possible changes in the assumptions, in isolation from one another, occurring at the end of the reporting period. This analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the assumptions would occur in isolation from one another as some of the assumptions may be correlated. An increase or decrease of 1% in the discount rate or an increase or decrease of one year in mortality rate would result in the following increase (decrease) in the defined benefit obligation:

	12/31/2017	12/31/2016
	$	$
Discount rate
Increase of 1%	(10,988)	(10,085)
Decrease of 1%	13,666	12,535
Mortality rate
Life expectancy increased by one year	2,856	2,672
Life expectancy decreased by one year	(2,892)	(2,688)

18 - SUPPLEMENTAL DISCLOSURES BY GEOGRAPHIC LOCATION AND PRODUCT LINE

The following table presents geographic information about revenue attributed to countries based on the location of external customers for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
	$	$	$
Revenue
Canada	78,325	54,574	53,035
Germany	18,248	16,299	14,793
United States	714,330	670,619	671,187
Other	87,223	67,309	42,892
Total revenue	898,126	808,801	781,907

The following table presents geographic information about long-lived assets by country based on the location of the assets for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Property, plant and equipment
Canada	32,572	14,163
India	26,099	10,858
Portugal	16,810	15,652
United States	238,039	192,805
Total property, plant and equipment	313,520	233,478
Goodwill
Canada	6,805	—
India	24,452	23,365
United States	10,433	7,476
Total goodwill	41,690	30,841
Intangible assets
Canada	10,012	19
India	21,904	22,965
United States	15,394	11,059
Other	8	7
Total intangible assets	47,318	34,050
Other assets
Canada	1,331	72
United States	5,542	3,281
Other	125	27
Total other assets	6,998	3,380

The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
	$	$	$
Revenue
Tape	606,302	538,525	529,524
Film	166,972	154,145	128,361
Woven coated fabrics	115,538	106,720	117,881
Other	9,314	9,411	6,141
	898,126	808,801	781,907
19 - RELATED PARTY TRANSACTIONS
The Company’s key personnel include all members of the Board of Directors and five members of senior management in 2017, 2016 and 2015. Key personnel remuneration includes the following expenses for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	4,099	4,842	3,378
Post-employment and other long-term benefits	295	305	311
Share-based compensation expense (1)	1,619	5,195	2,121
Termination benefits	—	—	(405)
Total remuneration	6,013	10,342	5,405

(1)	The table above does not include amounts recognized in deficit for share-based compensation arising as a result of the amendments to the DSU and PSU plans.

20 - COMMITMENTS
Commitments Under Operating Leases
For the year ended December 31, 2017, the expense in respect of operating leases was $6.7 million ($5.9 million in 2016 and $5.9 million in 2015). As of December 31, 2017, the Company had commitments aggregating approximately $12.5 million through the year 2024 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are expected to be $4.1 million in 2018, $2.4 million in 2019, $1.5 million in 2020, $1.1 million in 2021, $1.1 million in 2022 and $2.3 million thereafter.
Commitments Under Service Contracts
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company expects to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $8.9 million as of December 31, 2017, and would decline monthly based on actual service billings to date.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge will be incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $1.8 million annually in 2018 through 2022 and $2.8 million as the total billings expected over the remainder of the contract up to 2023.
Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $4.5 million as of December 31, 2017. This amount declines annually until the expiration of the contract.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2021 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.8 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
Commitments to Suppliers
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2017, the Company had on hand $8.3 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through March 2019 totalling approximately $15.3 million as of December 31, 2017. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future.

21 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The classification of financial instruments, as well as their carrying amounts, are as follows for the years ended:

	Amortized cost	Fair value through earnings	Derivatives used for hedging (fair value through OCI)
	$	$	$
December 31, 2017
Financial assets
Cash	9,093	—	—
Trade receivables	106,634	—	—
Supplier rebates and other receivables	2,442	—	—
Interest rate swap agreements	—	—	2,139
Total	118,169	—	2,139
Financial liabilities
Accounts payable and accrued liabilities (1)	85,982	—	—
Borrowings (2)	270,646	—	—
Call option redemption liability	12,725	—	—
Total	369,353	—	—

December 31, 2016
Financial assets
Cash	20,956	—	—
Trade receivables	90,122	—	—
Supplier rebates and other receivables	2,154	—	—
Total	113,232	—	—
Financial liabilities
Accounts payable and accrued liabilities (1)	78,038	—	—
Borrowings (2)	165,560	—	—
Non-controlling interest put options	—	10,020	—
Interest rate swap agreements	—	—	219
Total	243,598	10,020	219

(1)	Excludes employee benefits

(2)	Excludes finance lease liabilities
The carrying amount of the financial assets and liabilities classified as measured at amortized cost is considered a reasonable approximation of fair value. The fair value of cash, trade receivables, supplier rebates and other receivables, accounts payable and accrued liabilities and the call option redemption liability is comparable to their carrying amount, given their short maturity periods. The fair value of long-term borrowings, mainly bearing interest at variable rates, is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing.

Total interest expense (calculated using the effective interest method) for financial assets or financial liabilities that are not at fair value through profit or loss are as follows for each of the years in the three-year period ended December 31, 2017:

	2017	2016	2015
	$	$	$
Interest expense calculated using the effective interest rate method	8,543	4,542	3,380

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
The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and are consistent with accepted economic methods for pricing financial instruments. There were no transfers between Level 1 and Level 2 in 2017 or 2016.
Long-term Borrowings and Interest Rate Swaps
As of December 31, 2017, and 2016, long-term borrowings and interest rate swaps are categorized as Level 2 of the fair value hierarchy. The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.
Option Agreements
In connection with the Powerband Acquisition, the Company had entered into a shareholders’ agreement that contains put options, which provide a single non-controlling interest shareholder with the right to require the Company to purchase its retained interest at a variable purchase price. The purchase price is the greater of the amount determined using a valuation method defined in the agreement or a fair market valuation performed by an independent and qualified expert. Execution of this agreement resulted in the immediate recognition of $10.2 million in present obligations recorded in non-controlling interest put options and a corresponding reduction of equity on the consolidated balance sheet as of September 16, 2016. The non-controlling interest shareholder can exercise 50% of the put options at any time after three years from the closing date of the acquisition (which is September 16, 2019) while the remaining 50% are exercisable at any time after five years from the closing date (which is September 16, 2021).
In addition to the put options described above, the Company had previously entered into various other option agreements with the non-controlling interest shareholders for the transfer of Powerband shares under certain limited circumstances. Under the terms of the shareholders’ agreement and upon the occurrence of certain triggering events such as counterparty default, a shareholder deadlock or business exit, each party has the option to buy the counterparty’s shares at the same variable price as the written put options, with the Company having the first right of refusal. In the event of default by the Company, the non-controlling interest shareholders also have the option to sell their shares to the Company at the same variable price. As of December 31, 2016, these options were not separately accounted for within the balance sheet as they were determined to have zero fair market value to the Company.
On July 4, 2017, the Company and the non-controlling shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. Execution of this agreement resulted in the recognition of $12.7 million in present obligations recorded in call option redemption liability, and a corresponding reduction of equity on the consolidated balance sheet as of December 31, 2017. Execution of this agreement also resulted in a $1.8 million reduction in the previously-recorded liability relating to the non-controlling interest put options with an offsetting benefit in earnings recorded in finance costs in other expense (income), net, followed immediately by the full derecognition of $8.8 million in remaining liability as a result of the extinguishment of obligations relating to these put options. As of March 7, 2018, no shares have been purchased by the Company under this agreement as the parties continue to work through the exit provisions stipulated in the term sheet.
The Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. This estimation is intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The calculation was made using significant unobservable inputs including estimations of undiscounted annual future cash inflows ranging between $4.5 million and $7.5 million, and a discount rate of 12.7%, which the Company believed to be commensurate with the risks inherent in the ownership interest as of December 31, 2016. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could have resulted in a higher or lower fair value measurement. As of December 31, 2017, the Company recognizes zero value relating to extinguished obligations previously arising from put options held by a single non-controlling interest shareholder.
The reconciliation of the carrying amount of financial instruments classified within Level 3 is as follows for the years ended:

Non-controlling interest put options
$
Balance as of December 31, 2015	—
Non-controlling interest put options resulting from the Powerband Acquisition	10,181
Net foreign exchange differences	(161)
Balance as of December 31, 2016	10,020
Valuation adjustment made to non-controlling interest put options	(1,845)
Extinguishment of non-controlling interest put options	(8,810)
Net foreign exchange differences	635
Balance as of December 31, 2017	—
Refer to Note 16 for more information regarding business acquisitions.
Exchange Risk
The Company’s consolidated financial statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
The following table details the Company’s sensitivity to a 10% strengthening of other currencies against the US dollar, and the related impact on finance costs—other expense (income), net. For a 10% weakening of the other currencies against the US dollar, there would be an equal and opposite impact on finance costs—other expense, net.
The estimated increase (decrease) to finance cost-other expense (income), net from financial assets and financial liabilities resulting from a 10% strengthening of other currencies against the US dollar, everything else being equal, would be as follows:

	2017	2016
	USD$	USD$
Canadian dollar	(5,944)	(4,814)
Euro	(95)	(13)
Indian Rupee	227	(156)
	(5,812)	(4,983)
The Company's risk strategy with respect to its foreign currency exposure is that the Financial Risk Management Committee (i) monitors the Company's exposures and cash flows, taking into account the large extent of naturally offsetting exposures, (ii) considers the Company's ability to adjust its selling prices due to foreign currency movements and other market conditions, and (iii) considers borrowing under available debt facilities in the most advantageous manner, after considering interest rates, foreign currency exposures, expected cash flows and other factors.
Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate Revolving Credit Facility and other floating rate borrowings. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s risk strategy with respect to its exposure associated with floating rate borrowings is that the Financial Risk Management Committee monitors the Company’s amount of floating rate borrowings, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30-day LIBOR and CDOR-based cash flows.
To help accomplish this objective, the Company entered into interest rate swap agreements designated as cash flow hedges. The terms of the interest swap agreements are as follows:

Effective Date	Maturity	Notional amount		Settlement	Fixed interest rate paid
		$			%
March 18, 2015	November 18, 2019	40,000		Monthly	1.61
August 18, 2015	August 20, 2018	60,000		Monthly	1.197
June 8, 2017	June 20, 2022	40,000		Monthly	1.79
July 21, 2017	July 18, 2022	CDN$90,000	(1)	Monthly	1.6825
August 20, 2018	August 18, 2023	60,000		Monthly	2.045

(1)
On July 21, 2017, the Company entered into an interest rate swap agreement to minimize the long-term cost of borrowings priced at the 30-day CDOR. The notional amount will decrease by CDN$18.0 million on the 18th of July each year until settlement.

The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. These payments were recorded as an adjustment of interest expense on the hedged debt instruments. The related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.
Additionally, the Company elects to use the Hypothetical Derivative methodology to measure the ineffectiveness of its hedging relationships in a given reporting period to be recorded in earnings. Under the Hypothetical Derivative method, the actual interest rate swaps would be recorded at fair value on the balance sheet, and accumulated OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual interest rate swaps or the cumulative change in the fair value of the hypothetical derivatives. The determination of the fair values of both the hypothetical derivative and the actual interest rate swaps will use discounted cash flows based on the relevant interest rate swap curves. The amount of ineffectiveness, if any, recorded in earnings in finance costs in other expense (income), net, would be equal to the excess of the cumulative change in the fair value of the actual interest rate swaps over the cumulative change in the fair value of the hypothetical derivatives. Amounts previously included as part of OCI are transferred to earnings in the period during which the hedged item impacts net earnings.
The change in fair value of the derivatives used for calculating hedge effectiveness was an increase of $2.4 million and $0.2 million as of December 31, 2017 and 2016, respectively.
As of December 31, 2017, and 2016, the impact on the Company’s finance costs in interest expense from a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $0.5 million and $0.6 million, respectively.

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

Trade receivables

There were three and two customers with trade receivables that accounted for more than 5% of the Company’s total trade receivables as of December 31, 2017 and 2016, respectively. These trade receivables were current as of December 31, 2017 and 2016. The Company believes its credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in actual losses. Allowance for doubtful accounts is maintained consistent with credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2017	December 31, 2016
	$	$
Current	91,736	83,194
Past due accounts not impaired
1 – 30 days past due	12,435	5,636
31 – 60 days past due	1,652	947
61 – 90 days past due	288	146
Over 90 days past due	523	199
	14,898	6,928
Allowance for doubtful accounts	641	254
Gross accounts receivable	107,275	90,376

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

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as of and for the years ended December 31:

	2017	2016
	$	$
Balance, beginning of year	254	128
Additions	1,095	124
Recoveries	(397)	12
Write-offs	(300)	(10)
Foreign exchange	(11)	—
Balance, end of year	641	254

Supplier rebates and other receivables

Credit risk associated with supplier rebates and other receivables is limited considering the amount is not material, the Company’s large size and diversified counterparties and geography.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its borrowings, excluding finance lease liabilities, accounts payable and accrued liabilities and its call option redemption liability. The Company finances its operations through a combination of cash flows from operations and borrowings under its Revolving Credit Facility.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future.

The following maturity analysis for non-derivative financial liabilities is based on the remaining contractual maturities as of the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.
The maturity analysis for non-derivative financial liabilities and finance lease liabilities is as follows for the years ended:

	Call option redemption liability	Other long-term borrowings	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
	$	$	$	$	$
December 31, 2017
Current maturity	12,725	10,348	4,891	85,982	113,946
2019	—	257,116	1,047	—	258,163
2020	—	1,238	471	—	1,709
2021	—	1,278	406	—	1,684
2022	—	921	2,645	—	3,566
2023 and thereafter	—	1,381	—	—	1,381
	12,725	272,282	9,460	85,982	380,449

	Non-controlling interest put options	Other long-term borrowings	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
	$	$	$	$	$
December 31, 2016
Current maturity	—	1,917	6,078	78,038	86,033
2018	—	264	4,788	—	5,052
2019	5,010	161,734	986	—	167,730
2020	—	829	424	—	1,253
2021	5,010	831	364	—	6,205
2022 and thereafter	—	1,564	2,639	—	4,203
	10,020	167,139	15,279	78,038	270,476

(1)	Excludes employee benefits
The Company’s unused availability under the Revolving Credit Facility and available cash on hand amounted to $186.6 million as of December 31, 2017, and $158.2 million as of December 31, 2016.

Price Risk

The Company’s price risk arises from changes in its raw material prices. A significant portion of the Company’s major raw materials are by-products of crude oil and natural gas and as such, prices are significantly influenced by the fluctuating underlying energy markets. The Company’s objectives in managing its price risk are threefold: (i) to protect its financial result for the period from significant fluctuations in raw material costs, (ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets, and (iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. In order to manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns, and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.
As of December 31, 2017, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $45.2 million (an increase in cost of sales of $40.0 million in 2016). A similar decrease of 10% will have the opposite impact.
Capital Management
The Company manages its capital to safeguard the Company’s ability to continue as a going concern, provide sufficient liquidity and flexibility to meet strategic objectives and growth and provide adequate return to its shareholders, while taking into consideration financial leverage and financial risk.
The capital structure of the Company consists of cash, borrowings and equity. A summary of the Company’s capital structure is as follows for the years ended:

	December 31, 2017	December 31, 2016
	$	$
Cash	9,093	20,956
Borrowings	279,463	179,825
Total equity	254,722	242,943
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
On March 7, 2018, the Company declared a cash dividend of $0.14 per common share payable on March 30, 2018 to shareholders of record at the close of business on March 20, 2018. The estimated amount of this dividend payment is $8.2 million based on 58,799,910 shares of the Company’s common shares issued and outstanding as of March 7, 2018.

