Form 20-F
period 2018-12-31
INTERTAPE POLYMER GROUP INC
filed 2019-03-28
CIK 880224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  ________________________________________
FORM 20-F
________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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
Not applicable
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Shares, without nominal or par value	Toronto Stock Exchange
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not applicable
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2018, there were 58,650,310 common shares outstanding.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐ No
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer," "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer  ☒            Accelerated filer  ☐           Non-accelerated filer  ☐ Emerging growth company  ☐

If an emerging growth company that prepare its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

TABLE OF CONTENTS

		Page
PART I...................................................................................................................................................................................		7

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS....................................	7

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE.......................................................................	7

ITEM 3:	KEY INFORMATION............................................................................................................................	7

A.	SELECTED FINANCIAL DATA...................................................................................................	7

B.	CAPITALIZATION AND INDEBTEDNESS................................................................................	7

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS..........................................................	8

D.	RISK FACTORS.............................................................................................................................	8

ITEM 4:	INFORMATION ON THE COMPANY ................................................................................................	18

A.	HISTORY AND DEVELOPMENT OF THE COMPANY.............................................................	18

B.	BUSINESS OVERVIEW.................................................................................................................	21

(1)	Products, Markets and Distribution.................................................................................................	26
(2)	Customers and Sales........................................................................................................................	35
(3)	Seasonality of the Company’s Main Business.................................................................................	35
(4)	Equipment and Raw Materials........................................................................................................	35
(5)	Marketing Channels.........................................................................................................................	36
(6)	Trademarks and Patents...................................................................................................................	36
(7)	Competition.....................................................................................................................................	36
(8)	Environmental Initiatives and Regulation.......................................................................................	37

C.	ORGANIZATIONAL STRUCTURE..............................................................................................	39

D.	PROPERTY, PLANTS AND EQUIPMENT...................................................................................	40

ITEM 4A:	UNRESOLVED STAFF COMMENTS	42
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS (MANAGEMENT’S DISCUSSION & ANALYSIS)...............................................................................................................	42

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................................................	77

A.	DIRECTORS AND SENIOR MANAGEMENT............................................................................	77

B.	COMPENSATION.........................................................................................................................	79

C.	BOARD PRACTICES.....................................................................................................................	95

D.	EMPLOYEES.................................................................................................................................	96

E.	SHARE OWNERSHIP....................................................................................................................	97

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.........................................	98

A.	MAJOR SHAREHOLDERS...........................................................................................................	98

B.	RELATED PARTY TRANSACTIONS...........................................................................................	99

C.	INTERESTS OF EXPERTS AND COUNSEL...............................................................................	99

ITEM 8:	FINANCIAL INFORMATION..............................................................................................................	99

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION......................	99

B.	SIGNIFICANT CHANGES............................................................................................................	100

ITEM 9:	THE OFFER AND LISTING.................................................................................................................	101

A.	OFFER AND LISTING DETAILS.................................................................................................	101

B.	PLAN OF DISTRIBUTION............................................................................................................	101

C.	MARKETS......................................................................................................................................	101

D.	SELLING SHAREHOLDERS........................................................................................................	101

E.	DILUTION.....................................................................................................................................	101

F.	EXPENSES OF THE ISSUE..........................................................................................................	101

ITEM 10:	ADDITIONAL INFORMATION...........................................................................................................	101

A.	SHARE CAPITAL..........................................................................................................................	101

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION.............................................................	101

C.	MATERIAL CONTRACTS............................................................................................................	103

D.	EXCHANGE CONTROLS.............................................................................................................	106

E.	TAXATION.....................................................................................................................................	107

F.	DIVIDENDS AND PAYING AGENTS..........................................................................................	110

G.	STATEMENT BY EXPERTS..........................................................................................................	110

H.	DOCUMENTS ON DISPLAY........................................................................................................	110

I.	SUBSIDIARY INFORMATION.....................................................................................................	110

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........................	110

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......................................	110

PART II.................................................................................................................................................................................		111

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................	111

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS............................................................................................................................................	111

ITEM 15:	CONTROLS AND PROCEDURES.......................................................................................................	111

ITEM 16:	[RESERVED].........................................................................................................................................	112

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT.....................................................................................	112

ITEM 16B:	CODE OF ETHICS................................................................................................................................	112

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES.........................................................................	113

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE..........................	113

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS....	114

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.........................................................	114

ITEM 16G:	CORPORATE GOVERNANCE............................................................................................................	114

ITEM 16H:	MINE SAFETY DISCLOSURE............................................................................................................	114

PART III................................................................................................................................................................................		114

ITEM 17:	FINANCIAL STATEMENTS.................................................................................................................	114

ITEM 18:	FINANCIAL STATEMENTS.................................................................................................................	114

ITEM 19:	EXHIBITS..............................................................................................................................................	115

A.	Consolidated Financial Statements.........................................................................................................	115

B.	Exhibits:..................................................................................................................................................	116

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information included in this annual report on Form 20-F constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this annual report on Form 20-F, including statements regarding the Company’s industry and economic conditions, the Company’s outlook, plans, prospects, products, financial position, future transactions, acquisitions and partnerships, the expected financial performance and benefits of the Cantech, Polyair and Maiweave transactions, the expansion of operational synergies gained from the Cantech, Polyair and Maiweave acquisitions, the expected cost savings and synergies, including total annual synergies, annualized run rate synergies and operational cost synergies, from the Cantech, Polyair and Maiweave acquisitions, future sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, share repurchases, fluctuations in raw material costs, competition, capital and other significant expenditures, working capital requirements, pension plan contribution requirements and administration expenses, manufacturing facility closures and other restructurings, manufacturing facility rationalization initiatives, liquidity, the impact of new accounting standards, contractual commitments, judgments, estimates, assumptions, litigation, and business strategies, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the management of Intertape Polymer Group Inc. (“Intertape,” “Intertape Polymer Group,” or the “Company”). Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “believe,” “future,” “likely,” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry and the Company’s customers’ industries; changes in general economic, political, social, fiscal or other conditions in any of the countries where the Company operates; the Company’s customers’ industries and the general economy; the impact of changes to tariffs and other international trade developments; the anticipated benefits from the Company’s manufacturing facility closures, manufacturing facility rationalization initiatives, greenfield developments, and other restructuring efforts; selling prices; the impact of fluctuations in raw material prices and freight costs; the quality and market reception of the Company’s products; the expected strategic and financial benefits from the Company’s ongoing capital investment and mergers and acquisitions programs; the Company’s ability to integrate and realize synergies from acquisitions; the anticipated benefits from the Company’s capital expenditures; the Company’s anticipated business strategies; risks and costs inherent in litigation; risks and costs inherent in the Company’s intellectual property; the Company’s ability to maintain and improve quality and customer service; the Company’s ability to retain, and adequately develop and incentivize, its management team and key employees; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; the Company’s flexibility to allocate capital after the Senior Unsecured Notes offering; availability of funds under the Company’s 2018 Credit Facility; the Company’s ability to continue to control costs; movements in the prices of key inputs such as raw material, energy and labor, government policies, including those specifically regarding the manufacturing industry, such as industrial licensing, environmental regulations, labor and safety regulations, import restrictions and duties, intellectual property laws, excise duties, sales taxes, and value added taxes; accidents and natural disasters; changes to accounting rules and standards; and other factors beyond our control. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5. Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” as well as statements located elsewhere in this annual report on Form 20-F and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this annual report on Form 20-F. The Company will not update these statements unless applicable securities laws require it to do so.

PART I

Item 1:	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:	Offer Statistics and Expected Timetable

Not applicable.

Item 3:	Key Information

A.	SELECTED FINANCIAL DATA
The selected financial data presented below for the five years ended December 31, 2018 is presented in US dollars and is derived from the Company’s consolidated financial statements and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The information set forth below was extracted from the consolidated financial statements and related notes included in this annual report and annual reports previously filed and should be read in conjunction with such consolidated financial statements.

	As of and for the Year Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands of US dollars, except shares and per share amounts)
	$	$	$	$	$
Statements of Consolidated Earnings:
Revenue	1,053,019	898,126	808,801	781,907	812,732
Earnings before income taxes	56,451	77,007	70,706	67,655	58,719
Net earnings attributable to Company shareholders	46,753	64,224	51,120	56,672	35,816
Net (loss) earnings attributable to non-controlling interests	(104)	(266)	17	—	—
Total net earnings	46,649	63,958	51,137	56,672	35,816
Earnings per share attributable to Company shareholders:
Basic	0.79	1.09	0.87	0.95	0.59
Diluted	0.79	1.08	0.85	0.93	0.57
Balance Sheets:
Total assets	1,004,840	715,872	580,597	487,262	466,676
Capital stock	350,267	350,759	351,203	347,325	357,840
Total equity	261,428	254,722	242,943	216,728	227,500
Total equity attributable to Company shareholders	249,847	248,133	236,536	216,728	227,500
Number of common shares outstanding	58,650,310	58,799,910	59,060,335	58,667,535	60,435,826
Dividends declared per share	0.56	0.56	0.54	0.50	0.40

B.	CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D.	RISK FACTORS
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
In addition, the Company’s business plan and growth objectives contain certain goals based on potential acquisitions and capital expenditures. The Company cannot provide any assurances that it will be able to: identify future strategic acquisitions and adequately conduct due diligence; consummate these potential acquisitions on favorable terms, if at all; or if consummated, successfully integrate the operations and management of future acquisitions. Similarly, for potential capital expenditure projects (including any greenfield developments): we may be unable to identify positive projects; actual costs may exceed expected costs for such projects; we may be unable to complete such projects in a timely manner, if at all; such projects may require substantial capital that we are unable to obtain on favorable terms, if at all; such projects may require numerous governmental permits and approvals, and we may be unable to obtain such permits and approvals in a timely manner and at a reasonable cost, if at all; such projects may not yield the expected benefits; and the Company’s 2018 Credit Facility’s covenants may limit our ability to develop such projects.
For a further description of the risks related to the Company’s acquisitions, see “Risk Factors – Acquisitions could expose the Company to significant business risks.” For a further description of the risks related to the Company’s 2018 Credit Facility, see “Risk Factors – The Company’s 2018 Credit Facility contains covenants that limit its flexibility and prevent the Company from taking certain actions.”
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
The Company has made and may continue to make strategic acquisitions that could, among other goals, complement its existing products; expand its customer base, range of products, production capacity and/or markets; improve distribution efficiencies; lower production costs; and/or enhance its technological capabilities. As with all acquisitions, there are business risks to which the Company is exposed as a result, including but not limited to financial and operating risks.
Financial risks from these acquisitions include: (a) the use of the Company’s cash resources; (b) paying a price that exceeds the future value realized from the acquisition; (c) potential known and unknown liabilities of the acquired businesses, as well as contractually-based time and monetary limitations on a seller’s obligation, or the related insurer’s contractual obligation if representation and warranty insurance is purchased, to indemnify the Company for such liabilities; (d) the incurrence of additional debt; (e) the dilutive effect of the issuance of any additional equity securities the Company issues as consideration for, or to finance, the acquisition; (f) the financial impact of incorrectly valuing goodwill and other intangible assets involved in any acquisitions; (g) potential future impairment write-downs of goodwill and indefinite-life intangibles and the amortization of other intangible assets; (h) possible adverse tax and accounting effects; and (i) the risk that the Company incurs substantial amounts purchasing these manufacturing facilities and assumes significant contractual and other obligations with no guaranteed levels of revenue or that the Company may have to close or sell acquired facilities at the Company's cost, which may include substantial employee severance costs and asset write-offs.
Further, there are possible operational risks including: difficulty assimilating and integrating the operations, products, technology, information systems and personnel of acquired companies; losing key personnel of acquired entities; entry into markets in which the Company has no or limited prior experience; diversion of management’s attention; compliance with a different jurisdiction’s laws; failure to obtain or retain intellectual property rights for certain products; and difficulty honoring commitments made to customers of the acquired companies prior to the acquisition. The Company may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses. These acquisitions could expose the Company to significant integration risks and increased organizational complexity, including more complex and costly accounting processes and internal controls, which may challenge management and may adversely impact the realization of an increased contribution from said acquisitions. In addition, while we execute these acquisitions and related integration activities, our attention may possibly be diverted from our ongoing operations which may have a negative impact on our business. The failure to adequately anticipate and address these risks could adversely affect the Company’s business and financial performance.
Although the Company performs due diligence investigations of the businesses and assets that it acquires, and anticipates continuing to do so for future acquisitions, there may be liabilities related to the acquired business or assets that the Company fails to, or is unable to, uncover during its due diligence investigation and for which the Company, as a successor owner, may be responsible. We, along with third party advisors, typically perform due diligence on such risks when we purchase targets. Such diligence may, however, be deficient or the potential liabilities may be difficult or impossible to identify in diligence. When feasible, the Company seeks to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price, and/or by purchasing representation and warranty insurance. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, the financial resources of the indemnitor or warrantor, or other reasons.
Some of our recent acquisitions involve, and potential future acquisitions may involve, operations outside of the US which are subject to various risks including those described in “Risk Factors – The Company faces risks related to its international operations.”
The Company may be unable to realize anticipated cost and revenue synergies and expects to incur substantial expenses related to acquisitions, which could have an adverse effect on the Company’s business, financial condition and results of operations.

While the Company anticipates certain cost and revenue synergies from acquisitions, the Company’s ability to achieve such estimated cost and revenue synergies in the timeframe described, or at all, is subject to various assumptions by the Company’s management, which may or may not be realized, as well as the incurrence of other costs in its operations that offset all or a portion of such cost synergies. Consequently, the Company may not be able to realize cost and revenue synergies within an expected timeframe or at all. In addition, the Company may incur additional and/or unexpected costs in order to realize these cost and/or revenue synergies. Failure to achieve the expected cost and revenue synergies could significantly reduce the expected benefits associated with acquisitions and adversely affect the Company. In addition, the Company has incurred and will incur substantial expenses in connection with many acquisitions. The Company often incurs non-recurring costs associated with integrating the acquired operations and achieving the desired synergies. These fees and costs have been, and may continue to be, substantial. The substantial majority of non-recurring expenses consist of transaction costs related to acquisitions and include, among others, fees paid to financial, tax and legal advisors, employee benefit costs and filing fees. These costs described above, as well as other unanticipated costs and expenses, could have an adverse effect on the financial condition and operating results of the Company.

The Company’s 2018 Credit Facility and indenture contain covenants that limit the Company's flexibility and prevent the Company from taking certain actions.
The credit agreement and security agreements governing the Company’s 2018 Credit Facility and the indenture entered into in connection with the Notes Offering include a number of significant restrictive covenants. These covenants could limit the Company’s ability to plan for or react to market conditions, meet its capital needs and execute its business strategy. These covenants, among other things, limit the Company’s ability and the ability of its subsidiaries to incur additional debt; prepay other debt; pay dividends and make other restricted payments; create or permit certain liens; issue or sell capital stock of restricted subsidiaries; use the proceeds from sales of assets; make certain investments; create or permit restrictions on the ability of the non-guarantors to pay dividends or to make other distributions to the Company; enter into certain types of transactions with affiliates; engage in unrelated businesses; enter into sale and leaseback transactions; and consolidate or merge or sell the Company’s assets substantially as an entirety.
A number of these restrictions in the 2018 Credit Facility are more stringent regarding subsidiaries of the Company that are not party to the Company’s 2018 Credit Facility (collectively, the “Non-Guarantor Parties”). The Non-Guarantor Parties, other than certain other designated unrestricted subsidiaries, are limited in their ability to incur debt outside of the Company’s 2018 Credit Facility. In addition, the Company and its subsidiaries are limited in the amount of investments that they may make in the Non-Guarantor Parties and the amount of guaranties they may make in connection with debt incurred by the Non-Guarantor Parties outside of the Company’s 2018 Credit Facility.
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
The Company’s dividend policy currently provides for an annualized dividend of $0.56 per share. The future declaration and payment of dividends, if any, will be at the discretion of the Board of Directors and will depend on a number of factors, including the Company’s financial and operating results, financial position, legal requirements, and anticipated cash requirements. The Company can give no assurance that dividends will be declared and paid in the future or, if declared and paid in the future, at the same level as in the past. Additionally, the Company’s 2018 Credit Facility restricts its ability to pay dividends if the Company does not meet its net leverage or interest coverage ratios, or if the Company is otherwise in default.
The Company’s outstanding debt could adversely affect its financial condition.
As of December 31, 2018, the Company had outstanding debt of $500.0 million, which represented 40.7% of its total capitalization. Of such total debt, approximately $247.1 million net of unamortized fees was secured. The Company’s outstanding indebtedness could adversely affect its financial condition. The Company’s outstanding indebtedness could also increase its vulnerability to adverse general economic and industry conditions; require the Company to dedicate a substantial portion of its cash flows from operating activities to payments on its indebtedness, thereby reducing the availability of the Company’s cash flows to fund working capital, capital expenditures, potential acquisitions, research and development efforts and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have less debt; and limit the Company’s ability to borrow additional funds on terms that are satisfactory to it or at all.
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
The Company will likely be able to incur substantial additional indebtedness in the future. Although the credit agreement governing the 2018 Credit Facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. The restrictions also do not prevent the Company from incurring obligations that do not constitute indebtedness. To the extent new debt is added to the Company’s currently anticipated debt levels, the substantial leverage risks described above would increase.
The failure to maintain effective internal control over financial reporting in accordance with applicable securities laws could adversely affect the Company.
Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the US Securities and Exchange Commission (the “SEC”) as well as applicable rules and guidelines adopted by the Canadian securities regulators require annual management assessments of the effectiveness of the Company’s internal control over financial reporting and a report by the Company’s independent registered public accounting firm to express an opinion on these controls based on their audit. Due to inherent limitations, there can be no assurance that the Company’s system of internal control over financial reporting will be successful in preventing all errors, theft, and fraud, or in informing management of all material information in a timely manner. These risks will likely be exacerbated as the Company expands, particularly in foreign jurisdictions where employees may not be as accustomed to such laws and regulations. Also, if the Company cannot in the future favorably assess, or the Company’s independent registered public accounting firm is unable to provide an unqualified attestation report on the effectiveness of the Company’s internal control over financial reporting, investors may lose confidence in the reliability of the Company’s financial reports, which could adversely affect the Company.
Certain of the Company’s pension and other post-retirement benefit plans are partially funded or unfunded which could require Company contributions.
The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $14.9 million as of December 31, 2018 as compared to $29.3 million at the end of 2017. For 2018 and 2017, the Company contributed $13.9 million and $4.2 million, respectively, to its wholly or partially funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit. In addition, the Company cannot predict whether a change in factors such as pension asset performance or interest rates, will require the Company to make a contribution in excess of its current expectations. Also, the Company expects to contribute $1.5 million to satisfy its 2019 minimum funding requirement for its wholly or partially funded pension plans and to beneficiaries for its unfunded other benefit plans. Further, the Company may not have the funds necessary to meet future minimum pension funding requirements or be able to meet its pension benefit plan funding obligation through cash flows from operating activities.
The Company depends on the proper functioning of its information systems.
The Company is dependent on the proper functioning of information systems, some of which are owned and operated by third parties, including the Company's vendors, customers and/or suppliers, to store, process and transmit confidential information, including financial reporting, inventory management, procurement, invoicing and electronic communications belonging to its customers, its suppliers, its employees and/or the Company itself. The Company’s information systems are vulnerable to natural disasters, fire, casualty, theft, technical failures, terrorist acts, cyber security breaches, power loss, telecommunications failures, physical or software intrusions, computer viruses, and similar events. If the Company’s critical information systems fail or are otherwise unavailable, its operations could be disrupted, causing a material adverse effect on its business, operations and financial statements.

The Company relies on third parties to provide software, support and management with respect to a variety of business processes and activities as part of our information technology network, and we are utilizing cloud computing through certain of our third-party vendors. The security and privacy measures the Company and its vendors, customers and suppliers implement are critical to our business, our key relationships, and compliance with applicable law. Despite the Company's security measures and business continuity plans, these information technology networks may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers, natural disasters or catastrophic events, or breaches due to errors or malfeasance by employees, contractors and others who have access to the networks and systems.

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

The Company has customers and operations located outside the US and Canada. In 2018, sales to customers located outside the US and Canada represented approximately 12% of its sales. The Company’s international operations present it with a number of risks and challenges, including potential difficulties staffing and managing its foreign operations, potential difficulties managing a more extensive supply chain as compared to its sales efforts in the US and Canada, potential adverse changes in tax regulations affecting tax rates and the way the US and other countries tax multinational companies, the effective marketing of the Company’s products in other countries, tariffs and other trade barriers, less favorable intellectual property laws, longer customer payment cycles, exposure to economies that may be experiencing currency volatility or negative growth, exposure to political and economic instability and unsafe working conditions (including acts of terrorism, widespread criminal activities and outbreaks of war), certain cultural differences and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance. As a result of the Company’s recent acquisitions of Powerband Industries Private Limited (d/b/a "Powerband") and Capstone Polyweave Private Limited (d/b/a "Capstone"), we expect that our business mix will rebalance to a greater percentage of international operations which should increase our exposure to these risks.

There have been recent changes, and future, additional changes may occur, to US and foreign trade and tax policies, including heightened import restrictions, import and export licenses, new tariffs, trade embargoes, government sanctions or trade barriers. Any of these restrictions could prevent or make it difficult for the Company to obtain certain raw materials and/or equipment needed to manufacture certain products. Increased tariffs could require the Company to increase its prices which likely would decrease demand for the Company’s products. In some situations, it may be difficult for the Company to effect a price increase for products whose raw materials are affected by tariffs, see “Risk Factor—Fluctuations in raw material costs or the unavailability of raw materials may adversely affect the Company’s profitability.” In addition, other countries may retaliate through their own restrictions and/or increased tariffs which would affect our ability to export products and therefore adversely affect our sales.
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
In addition, in June 2016, voters in the United Kingdom approved an advisory referendum to withdraw membership from the European Union (commonly referred to as “Brexit”), which is anticipated to occur in some form in early 2019. Brexit, and the negotiations between the United Kingdom and the European Union, could cause disruptions to, and create uncertainty surrounding, the Company’s business in Europe, including affecting the Company’s relationships with its existing and future customers, suppliers and employees.
Because the Company has operations in Europe, it is subject to the European General Data Protection Regulation (“GDPR”) enacted on May 25, 2018. The GDPR imposes additional obligations and risk upon the Company’s business and increases the penalties to which we could be subject in the event of any non-compliance. The Company may incur expenses in complying with the obligations imposed by the GDPR and the Company may be required to make changes in our business operations, all of which may adversely affect our revenue and our business overall. Additionally, because the GDPR’s standards are relatively new, we are unable to predict how they will be applied to us. Despite our best efforts to attempt to comply with the

GDPR, a regulator may determine that we have not done so and subject us to fines and public censure, which could harm our company.
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

The final impacts of the Tax Cuts and Jobs Act could be materially different from our current estimates.

The Tax Cuts and Jobs Act (the “TCJA”) was enacted into law in the US on December 22, 2017. The new law made numerous changes to the previously existing US corporate tax laws, and includes provisions that have had an immediate effect on the Company’s business and will affect certain aspects of the Company’s business going forward. The changes included in the TCJA are broad and complex. The final impacts of the TCJA may differ from our current estimates, possibly materially, due to, among other things, changes in interpretations of the TCJA, any legislative action to address questions that arise because of the TCJA, any changes in accounting standards for income taxes or related interpretations in response to the TCJA, or any updates or changes to estimates the Company has utilized to calculate the transition impacts.
The Company’s operations are subject to comprehensive environmental regulation and involve expenditures which may be material in relation to its operating cash flow.
The Company’s operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, US (federal, state and local), Canadian (federal, provincial and local), Portuguese (federal, state and local), and Indian (federal, state and local) environmental laws applicable to the Company include statutes and regulations intended to impose certain obligations with respect to site contamination and to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties, as well as to prevent future soil and groundwater contamination; imposing ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; governing the handling, management, treatment, storage and disposal of hazardous wastes and substances; regulating the chemical content of products; and regulating the discharge of pollutants into waterways.
The Company’s use of hazardous substances in its manufacturing processes and the generation of hazardous wastes not only by the Company, but by prior occupants of its facilities, suggest that hazardous substances may be present at or near certain of the Company’s facilities or may come to be located there in the future. Consequently, the Company is required to closely monitor its compliance under all the various environmental laws and regulations applicable to it. In addition, the Company arranges for the off-site disposal of hazardous substances generated in the ordinary course of its business. Under certain environmental laws, the Company may be responsible for remediation costs or other liabilities as a result of the use, release or disposal of hazardous substances at or from any property currently or formerly owned or operated or to which the Company sent waste for treatment or disposal. Liability under these laws may be imposed without regard to whether the Company was aware of, or caused, the contamination and, in some cases, liability may be joint or several.
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

Phase II environmental site assessment reports conducted in the fall of 2017 documented the presence of soil and groundwater contamination at the Cantech facilities in Cornwall, Ontario, Canada and Montreal, Quebec, Canada. With respect to the owned Cantech facility located in Cornwall, Ontario, Canada, and the Cantech facility leased by the Company in Montreal, Quebec, environmental reports obtained in 2017 indicated the presence of certain contaminants at levels exceeding applicable regulatory standards, including cyanide and toluene in soil samples, vinyl chloride in groundwater samples. These and any other environmental matters that may be discovered could be subject to additional investigation. To the extent the presence of such contaminants requires remediation work, results in any penalties or other amounts or gives rise to third party claims based on alleged migration of contaminants, there could be an adverse effect on the financial position of the Company.

The Company obtained an unlimited indemnification from the sellers of the Cantech business with respect to any environmental matter that pre-existed the acquisition and is not currently aware of any material amounts payable or claimed related to the foregoing.
The Company’s facilities are required to maintain numerous environmental permits and governmental approvals for its operations. Some of the environmental permits and governmental approvals that have been issued to the Company or to its facilities contain conditions and restrictions, including restrictions or limits on emissions and discharges of pollutants and contaminants, or may have limited terms. Maintaining these permits and complying with their terms as well as environmental laws and regulations applicable to the Company’s business could require the Company to incur material costs.
If the Company fails to satisfy these conditions or to comply with these restrictions or with applicable environmental laws and regulations, it may become subject to enforcement actions and the operation of the relevant facilities could be adversely affected. The Company may also be subject to fines, penalties, claims for injunctive relief or additional costs. The Company may not be able to renew, maintain or obtain all environmental permits and governmental approvals required for the continued operation or further development of the facilities, as a result of which the operation of the facilities may be limited or suspended.
The Company may become involved in litigation relating to its intellectual property rights, which could have an adverse impact on its business.
The Company relies on patent protection, as well as a combination of copyright, trade secret and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions to protect its proprietary technology. In addition to relying on patent protection, as well as a combination of copyright, trade secret and trademark laws, nondisclosure and confidentiality agreements and other contractual restrictions, the Company relies in some cases on unpatented proprietary know-how and trade secrets. The Company employs various methods, including its internal security systems, policies and procedures, to protect its proprietary know-how and trade secrets. These mechanisms may not, however, afford complete or sufficient protection, and misappropriation may still occur.
Litigation may be necessary to enforce these rights, which could result in substantial costs to the Company and a substantial diversion of management attention. Further, there can be no assurance that the Company will be able to enforce its patent or other rights, if any, and that others will not independently develop similar know-how and trade secrets or develop better production methods. If the Company does not adequately protect its intellectual property, its competitors or other parties could use the intellectual property that the Company has developed to enhance their products or make products similar to the Company’s and compete more efficiently with it, which could result in a decrease in the Company’s market share.
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
While we manufacture our products in a large number of diversified facilities and maintain insurance covering our facilities, a catastrophic loss of the use of all or a portion of one of our key manufacturing facilities due to accident, labor issues, weather conditions, natural disaster or otherwise, whether short or long-term, could have a material adverse effect on the Company. For example, significant rainfall and subsequent severe flooding on October 4, 2015 (the “South Carolina Flood”) resulted in considerable damage to, and the permanent closure of, the Columbia, South Carolina manufacturing facility eight to nine months in advance of its planned shutdown. Charges incurred as a result of the South Carolina Flood during the years ended December 31, 2016 and 2015 totalled $4.9 million and $6.5 million, respectively, before Insurance Proceeds.
Uninsured and underinsured losses and rising insurance costs could adversely affect the Company’s business.
The Company maintains property, business interruption, general liability, cybersecurity, directors and officer’s liability, environmental liability, workers compensation liability and other ancillary insurance on such terms as it deems appropriate. This may result in insurance coverage that, in the event of a substantial loss, would not be sufficient to pay for the full current market value or current replacement cost of the Company’s lost investment. Not all risks are covered by insurance, as such coverage is not feasible.
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
The Company and certain of its subsidiaries are incorporated under the laws of Canada and a substantial amount of its assets are located outside of the US Under bankruptcy laws in the US, courts typically assert jurisdiction over a debtor’s property, wherever located, including property situated in other countries. However, courts outside of the US may not recognize the US bankruptcy court’s jurisdiction over property located outside of the territorial limits of the US. Accordingly, should insolvency proceeding be commenced by or in respect of the Company in the US pursuant to US bankruptcy laws, difficulties may arise in administering such proceedings in a case involving a Canadian debtor with property located outside of the US, and any orders or judgments of a bankruptcy court in the US may not be enforceable outside the territorial limits of the US.
It may be difficult for investors to enforce civil liabilities against the Company under US federal and state securities laws.
The Company and certain of its subsidiaries are incorporated under the laws of Canada. Certain of their directors are residents of Canada and a portion of directors’ and executive officers’ assets may be located outside of the US. In addition, certain subsidiaries are located in other foreign jurisdictions. As a result, it may be difficult or impossible for US investors to effect service of process within the US upon the Company, its Canadian subsidiaries, or its other foreign subsidiaries, or those directors and officers, or to enforce against them judgments of courts of the US predicated upon the civil liability provisions of US federal securities laws or securities or blue sky laws of any state within the US. The Company believes that a judgment of a US court predicated solely upon the civil liability provisions of the Securities Act of 1933, as amended and/or the Securities Exchange Act of 1934, as amended (“Exchange Act”), would likely be enforceable in Canada if the US court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. The Company cannot make any assurances, however, that this will be the case. There is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

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
The Company is a foreign private issuer within the meaning of the rules promulgated under the Exchange Act. As such, it is exempt from certain provisions applicable to US companies with securities registered under the Exchange Act, including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuers’ equity securities within a period of less than six months). Because of these exemptions, purchasers of the Company’s securities are not afforded the same protections or information generally available to investors in public companies organized in the US. For the year ended December 31, 2008 and commencing for the year ended December 31, 2010 and going forward, the Company has elected to file its annual report on Form 20-F which also fulfills the requirements of the Annual Information Form required in Canada, thus necessitating only one report. The Company reports on Form 6-K and makes certain other filings (such as Form S-8, Form 11-K and Form SD), with the US Securities and Exchange Commission and publicly releases quarterly financial reports.
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
We repurchase shares in the open market and otherwise for cancellation pursuant to normal course issuer bids (“NCIB”), which allow us to repurchase a certain number of shares during a specified period. Under our NCIB, we are authorized to repurchase up to an aggregate of approximately 4,000,000 common shares over the twelve-month period ending July 22, 2019. The timing and actual number of shares repurchased will depend on a variety of factors including the timing of open trading windows, price, corporate and regulatory requirements, and other market conditions. The existence of the NCIB, however, could also cause our share price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for our subordinate voting shares.

Item 4:	Information on the Company

Information about the Company can be found on the Company’s website at www.itape.com and under the Company’s profile on SEDAR at www.sedar.com (Canada) and on the SEC's website at www.sec.gov (United States).

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

The Company’s corporate headquarters is located at 9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Québec, Canada H4M 2X5 and the address and telephone number of its registered office is 800 Place Victoria, Suite 3700, Montréal, Québec H4Z 1E9, c/o Fasken Martineau Dumoulin LLP, (514) 397-7400.

The Company strives to create shareholder value primarily through four strategic priorities:

• Strengthening the Company's product bundle through increased capacity and new product extensions,
• Expanding the Company's global footprint,
• Providing protective solutions, and
• Driving operational excellence.

In furtherance of these objectives, the Company has significantly expanded its business through internal growth and strategic acquisitions in recent years.

The Company acquires businesses that either strategically fit within its existing business portfolio or expand its portfolio into a new and attractive business area. Since 2015, the Company has acquired seven companies with purchase prices totaling $324.1 million. The Company believes these acquisitions will provide continued growth and improve the Company's competitiveness in key markets and segments. The Company is actively considering additional acquisitions, investments and strategic alliances to strengthen its portfolio.

In 2016, the Company implemented a two-year program focused on significant manufacturing facility rationalization initiatives, which the Company expects will add capacity through the expansion of current facilities and opening of new facilities. From 2016 through 2018, the Company has invested approximately $211.1 million in capital expenditures. The new Midland, North Carolina facility, which serves the e-commerce segment with water-activated tape, had its first line operational in the third quarter of 2017 and is operating at capacity. The second line, which provides additional capacity for anticipated growth in e-commerce demand, was successfully commissioned in the first quarter of 2019 on time and on budget. Two greenfield facilities in India are each scheduled to commence operations in the first half of 2019. These three new operations, consisting of the second Midland line and the greenfield facilities in India, represent approximately $65 million in total expected capital spend upon completion.
Company History
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
The Company entered the European shrink film market through its investment in Fibope in April 1995. The Company initially purchased a 50% equity interest in Fibope, acquiring the remaining 50% equity stake in July 2003. Fibope, which operates as an autonomous unit within the Company, produces a full range of shrink film products for sale in Europe. Raw materials are primarily sourced within Europe, with multiple sources utilized to ensure stability of supply and a competitive price environment.
In 2013, the Company transferred the manufacturing operations at its Richmond, Kentucky facility (which had ceased during the fourth quarter of 2012) to its Carbondale, Illinois facility and subsequently sold the Richmond, Kentucky facility in 2014. In addition, the Company consolidated its North American shrink film production at its Tremonton, Utah facility in 2013.
In October 2015, the Columbia, South Carolina facility (which the Company planned to relocate to a new property in Blythewood, South Carolina) was damaged by significant rainfall and severe flooding ("South Carolina Flood"). The damages sustained were considerable and resulted in the facility being permanently shut down and its duct tape, masking tape, and stencil production lines relocated to Blythewood, South Carolina earlier than planned. Since this relocation was completed in 2016, the Company has worked to restore production capabilities and commercialize its suite of masking tape and stencil product offerings produced in the Blythewood, South Carolina manufacturing facility. While navigating the challenges of doing so, the Company lost most of its sales in the South Carolina masking tape and stencil product lines and experienced significant delays in commercializing them in the new facility. During 2018, the Company finished commercialization of its post-South Carolina Flood stencil and remaining post-South Carolina Flood masking tape production. With the commercialization of these products, the Company continues to work on recapturing sales of its masking tape and stencil products. While the timing and extent of these recoveries are uncertain, the Company does expect incremental improvement over time. As of December 31, 2018, capital expenditures for this project from inception to completion totalled $60.7 million.

On April 7, 2015, the Company purchased 100% of the issued and outstanding common stock of BP Acquisition Corporation (which wholly-owns a subsidiary, Better Packages, Inc.) (“Better Packages”), a leading supplier of water-activated tape dispensers. The Company paid an aggregate purchase price of $15.2 million, net of cash acquired. The purchase of Better Packages extended the Company’s product bundle and global presence in the rapidly growing e-commerce market.

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
On February 16, 2016, the Company announced it would invest $44 to $49 million in the construction of a greenfield manufacturing facility in Midland, North Carolina, with a goal of increasing its manufacturing capacity of water-activated tapes by the end of 2017 ("Midland WAT Project"). The first production line at the Midland, North Carolina manufacturing facility was operational in the third quarter of 2017 and is operating at capacity. As of December 31, 2018, capital expenditures for this project since inception totalled $48.6 million of which $4.3 million was spent in 2015, $13.7 million in 2016, $29.6 million in 2017 and $1.0 million in 2018. As a result of the success of this project and the Company's expectation of further demand growth in water-activated tapes, in the third quarter of 2017, the Company began an initiative to double the capacity at the Midland, North Carolina facility by adding a second production line for an additional expected investment of $14 to $16 million ("Midland Expansion Project"). In February 2019, the Company successfully commissioned its second water-activated tape line at the Midland, North Carolina manufacturing facility. The second production line is operating as planned in terms of timeline and is in line with expected capital expenditures. As of December 31, 2018, capital expenditures for this project since inception totalled $13.4 million of which $5.4 million was spent in 2017 and $8.0 million in 2018.
On September 16, 2016, IPG Mauritius Ltd., a newly formed subsidiary of the Company, under a Share Purchase Agreement, dated September 2, 2016, purchased a 74% ownership stake in Powerband, a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India, with the remaining 26% continuing to be held by the Desai family which founded the company in 1994. The Company paid an aggregate purchase price of $41.9 million, net of cash acquired. At the time, the Company also entered into various option agreements with the Desai family for the transfer of the remaining shares under certain limited circumstances. On July 4, 2017, the Company and the Desai family executed a binding term sheet that confirmed that the Company's call option on all of the shares owned by the Desai family had been triggered and substantially reaffirmed the exit terms of the Share Purchase Agreement. Execution of this term sheet resulted in the recognition of $12.7 million in present obligations recorded in call option redemption liability, and a corresponding reduction of equity as of December 31, 2017. On November 16, 2018, the Company closed on the exercised call option to acquire the outstanding 26% interest in Powerband for $9.9 million and now owns all of the issued and outstanding common shares of Powerband after this transaction.
In 2016, the Company approved a plan to expand the production capacity within the Daman, India manufacturing facility and to expand capacity by investing in the construction of a greenfield manufacturing facility in Dahej, India (the “Powerband Investment Projects”). Capital expenditures for the Powerband Investment Projects is estimated to total approximately $18 to $20 million. The plan for the additional capacity in the preexisting manufacturing facility was completed mid-2017. The greenfield facility was originally expected to be operating in 2018; however, in light of the ownership transition described above, the Company reevaluated and extended the timeline for the completion of the greenfield facility to the first half of 2019. The project is proceeding on time and on budget where to date facility construction has been completed and equipment installation and product trials have begun. As of December 31, 2018, capital expenditures for these projects since inception totalled $15.7 million of which $1.5 million was spent in 2016, $7.3 million in 2017, and $6.9 million in 2018.
On June 23, 2017, as one of the initial steps in the establishment of the partnership in Capstone Polyweave Private Limited, a newly-formed enterprise in India (doing business as "Capstone"), the Company purchased substantially all of the issued and outstanding shares of Capstone ("Capstone Partnership") for cash consideration of $5.1 million, funded primarily from the 2014 Revolving Credit Facility. At the time, the Company agreed to maintain a minimum 55% interest in Capstone for total cash consideration of approximately $13 million, financed with funds available under the 2014 Revolving Credit Facility. The Company’s investment in Capstone is intended to reinforce its strategic position in woven products through vertical integration.
On July 1, 2017, the Company acquired substantially all of the assets of Canadian Technical Tape Ltd. (d/b/a "Cantech"), a privately-owned North American supplier of industrial and specialty tapes based in Montreal, for an aggregate purchase price of $67.0 million, net of cash acquired. The assets included the shares of Cantech Industries Inc., Cantech’s US subsidiary (collectively, the “Cantech Acquisition”). The purchase price was financed with funds available under the Company's 2014 Revolving Credit Facility. The Cantech Acquisition enhanced the Company's product offering and adds additional distribution channels for the Company's products in Canada, the US and Europe. In the third quarter of 2018, the Company announced that it would close the Johnson City, Tennessee manufacturing facility to further expand on operational synergies gained from the Cantech Acquisition. As of December 31, 2018, the Johnson City manufacturing facility, which primarily produces carton sealing tape, had transferred substantially all of its production to other existing manufacturing facilities.
On August 8, 2017, the Company purchased additional shares of Capstone for cash consideration of $5.1 million funded primarily from the 2014 Revolving Credit Facility. As of December 31, 2017, the Company and the non-controlling shareholders held 98.4% and 1.6% of the issued and outstanding shares of Capstone, respectively.

The Company also partnered with the non-controlling shareholders of Capstone, who are also the shareholders and operators of Airtrax Polymers Private Limited (doing business as "Airtrax"). Airtrax manufactures and sells woven products that are used in various applications, including applications in the building and construction industry. On May 11, 2018, the Company acquired substantially all of the assets and assumed certain liabilities of Airtrax. As part of the agreement, the minority shareholders of Capstone contributed in kind certain assets and liabilities valued at $13.4 million and formerly attributed to Airtrax’s woven product manufacturing operations in exchange for newly-issued shares of Capstone. On August 10, 2018, the Company acquired additional existing and newly-issued shares of Capstone in exchange for $3.6 million in cash as part of the same overall transaction. As a result of this purchase, the Company now has a controlling 55% ownership stake in Capstone with the minority shareholders of Capstone owning 45%. This last step concluded the set-up of the intended ownership structure of the Capstone Partnership.
The primary purpose of the Capstone Partnership is to finance the construction of a greenfield manufacturing facility to produce woven products primarily for the Company's global distribution ("Capstone Greenfield Project"). The Capstone Greenfield Project is expected to cost approximately $28 to $32 million in total. The Capstone Greenfield Project began in 2017 and to date facility construction has been completed and equipment installation and product trials have begun. As of December 31, 2018, capital expenditures for this project since inception totalled $25.3 million of which $8.4 million was incurred in 2017 and $16.9 million in 2018. Commercial operations are expected to commence in the first half of 2019 as planned.
On August 3, 2018, the Company acquired 100% of the outstanding equity value in Polyair Inter Pack Inc. (“Polyair”) for an aggregate purchase price of $145.0 million, net of cash acquired. The purchase price was funded using funds available under the Company's 2018 Credit Facility. Polyair, formerly a private company, is in the protective packaging business with seven manufacturing facilities and a distribution center in North America. Polyair's products include bubble cushioning, foam, mailers and inflatable systems. The acquisition is expected to further strengthen the Company's product bundle and bring additional scale in protective packaging solutions.
On December 17, 2018, the Company acquired substantially all of the operating assets of Maiweave, LLC ("Maiweave") for an aggregate purchase price of approximately $20.8 million, net of cash acquired. Maiweave products are used in applications such as grain and salt pile covers, pit and pond liners, shelter fabrics, outdoor media, and lumber mill packaging. The acquisition is expected to strengthen the Company's existing product bundle and add additional capacity and scale in woven products.
The Company’s total capital expenditures in connection with property, plant and equipment were $75.8 million, $85.3 million, and $50.0 million for the years 2018, 2017, and 2016, respectively.
Capital expenditures for the year ended December 31, 2018 were primarily for property, plant and equipment to support the following strategic and growth initiatives: the Capstone Greenfield Project ($16.9 million), the Midland Expansion Project ($8.0 million), the Powerband Investment Projects ($6.9 million), the shrink film capacity expansion at the Tremonton, Utah manufacturing facility ("Utah Shrink Film Project") ($4.8 million), and the expansion of the Company’s specialty tape product offering ("Specialty Tape Project") ($1.0 million) and other initiatives.
Capital expenditures for the year ended December 31, 2017 were primarily for property, plant and equipment to support the following strategic and growth initiatives: Midland WAT Project ($29.6 million), the capacity expansion of stretch film production in the Danville, Virginia manufacturing facility ("Stretch Film Project") ($9.6 million), the Capstone Greenfield Project ($8.4 million), the Powerband Investment Projects ($7.3 million),the Midland Expansion Project ($5.4 million), the Specialty Tape Project) ($2.5 million), the Utah Shrink Film Project ($2.3 million) and the shrink film capacity expansion at the Portugal manufacturing facility ("Portuguese Shrink Film Project") ($1.0 million).
The Company has typically relied upon cash flows from operations and borrowings, to fund capital expenditures.

B.	BUSINESS OVERVIEW
The Company develops, manufactures and sells a variety of paper and film-based pressure-sensitive and water-activated tapes, polyethylene and specialized polyolefin packaging films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use. The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies. The Company has approximately 3,500 employees with operations in 29 locations, including 22 manufacturing facilities in North America, two in Asia and one in Europe.
The Company’s products primarily consist of carton sealing tapes, including pressure-sensitive and water-activated tapes; packaging equipment; industrial and performance specialty tapes including masking, duct, electrical, foil, process indicator, sheathing, sports and reinforced filament tapes; protective packaging solutions including inflatable systems, mailer products, bubble cushioning, paper void fill, thermal solutions and protective foam roll stock; stencil products; shrink film; stretch wrap; lumber wrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics.
The Company has assembled a broad range of products by leveraging its manufacturing technologies, research and development capabilities, global sourcing expertise and strategic acquisitions. Over the years, the Company has made a number of strategic acquisitions intended to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets including food processing, general manufacturing, fulfillment, transportation, building and construction, consumer, oil and gas, agriculture, aerospace, appliance, sports and entertainment, marine, composites military and medical applications.
Overview of Periods
2016
On January 28, 2016 and September 2, 2016, the Company entered into amendments to its 2014 Revolving Credit Facility Agreement. The January 28, 2016 amendment included certain language clarifying when a change in control has occurred for purposes of the 2014 Revolving Credit Facility. The September 2, 2016 amendment included certain changes to the covenants and other sections to permit the acquisition of Powerband, as well as some or all of the Powerband Investment Projects, along with certain customary provisions regarding recent European Union legislation.
On February 16, 2016, the Company announced it would invest $44 to $49 million in the Midland WAT Project, with a goal of increasing its manufacturing capacity of water-activated tapes by the end of 2017. The first production line at the Midland, North Carolina manufacturing facility was operational in the third quarter of 2017 and is operating at capacity. As of December 31, 2018, capital expenditures for this project since inception totalled $48.6 million of which $4.3 million was spent in 2015, $13.7 million in 2016, $29.6 million in 2017 and $1.0 million in 2018. As a result of the success of this project and the Company's expectation of further demand growth in water-activated tapes, in the third quarter of 2017, the Company began the Midland Expansion Project for an additional expected investment of $14 to $16 million. In February 2019, the Company successfully commissioned its second water-activated tape line at the Midland, North Carolina manufacturing facility. The second production line is operating as planned in terms of timeline and is in line with expected capital expenditures. As of December 31, 2018, capital expenditures for this project since inception totalled $13.4 million of which $5.4 million was spent in 2017 and $8.0 million in 2018. Additional capital expenditures of approximately $1 to $2 million are expected in 2019.

On May 9, 2016, the Board of Directors approved an amendment to the Performance Share Unit Plan ("PSU Plan") to provide the Company the option of settling PSUs in cash. In the event of cash settlement, the cash payment will equal the number of shares that would otherwise have been issued or delivered to the participant, multiplied by the volume weighted average trading price ("VWAP") of the shares on the TSX for the five consecutive trading days immediately preceding the day of payment. The Board had full discretion to determine the form of settlement of the performance share units ("PSUs") and as of December 31, 2016, no such discretion had been used. As a result, the Company had no present obligation to settle the PSUs in cash and the amendment to the PSU Plan had no impact on the treatment of the PSUs as equity-settled share-based payment transactions as of December 31, 2016.

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

On September 16, 2016, IPG Mauritius Ltd., a newly formed subsidiary of the Company, under a Share Purchase Agreement, dated September 2, 2016, purchased a 74% ownership stake in Powerband, a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India, with the remaining 26% continuing to be held by the Desai family which founded the company in 1994. The Company paid an aggregate purchase price of $41.9 million, net of cash acquired. In 2016, the Company approved a plan to expand the production capacity within the Daman, India manufacturing facility and to expand capacity by investing in the construction of a greenfield carton sealing tape manufacturing facility in Dahej, India. Capital expenditures for the greenfield manufacturing facility are estimated to total approximately $18 to $20 million. The project is proceeding on time and on budget where to date facility construction has been completed and equipment installation and product trials have begun. As of December 31, 2018, capital expenditures for these projects since inception totalled $15.7 million of which $1.5 million was spent in 2016, $7.3 million in 2017, and $6.9 million in 2018.

In October 2015, the Columbia, South Carolina facility was damaged as a result of the South Carolina Flood. The damages sustained were considerable and resulted in the facility being permanently shut down and its duct tape, masking tape, and stencil production lines relocated to Blythewood, South Carolina earlier than planned. On October 19, 2016, the Company and its insurers reached a settlement for the related property and business interruption claims in the amount of $30.0 million, subject to a $0.5 million deductible, covering substantially all of the claimed losses. As of December 31, 2016, the Company received a total of $29.5 million in insurance claim settlement proceeds of which $5.0 million was recorded in manufacturing facility closures, restructuring and other related charges in 2015 and $12.6 million and $9.8 million were recorded in cost of sales and manufacturing facility closures, restructuring and other related charges, respectively, in 2016. The remaining $2.1 million was recognized as a reduction of cost of sales in the first quarter of 2017.
As part of its plan to realize operational synergies from the TaraTape acquisition completed in November 2015, the Company closed its Fairless Hills, Pennsylvania manufacturing facility and ceased its manufacturing operations as of December 31, 2016. In order to accommodate the related production volume, the Company leveraged production capacity in its Carbondale, Illinois and Danville, Virginia manufacturing facilities and will continue to do so. As a result of the Fairless Hills facility closure, the Company increased its expectation of total annual synergies from this transaction to be between $4 and $6 million of additional adjusted EBITDA (1) by the end of 2017 from the previous estimate of between $2 and $4 million. In the fourth quarter of 2017, the Company achieved a run rate of $4.0 million in annual synergies associated with the closure and integration of TaraTape. In 2016, the Company recorded a charge to earnings of $6.0 million, which included $4.0 million in non-cash charges related to impairment of property, plant and equipment, intangible assets and inventory and $1.9 million in cash charges related to termination benefits, facility restoration costs and other commitments. In 2017, the Company recorded a benefit of $0.3 million primarily related to a facility restoration provision reversal following the completion of restoration activities.

(1)	Adjusted EBITDA is a non-GAAP financial measure defined and reconciled to net earnings, the most directly comparable GAAP financial measure, later in this document.
2017

On January 27, 2017, June 9, 2017 and June 14, 2017, the Company entered into amendments to its 2014 Revolving Credit Facility Agreement. The January 27, 2017 amendment included certain changes to the covenants and other sections to permit the Powerband Investment Projects. The June 9, 2017 amendment increased the borrowing limit of the 2014 Revolving Credit Facility from $300 million to $450 million. The amended credit agreement continued to include an incremental accordion feature of $150 million, enabling the Company to further increase the credit limit if needed, subject to its existing terms and lender approval. The June 14, 2017 amendment included certain changes to the covenants and other sections to permit the Capstone Partnership.

On February 17, 2017, the Board of Directors approved amendments to the PSU Plan and Deferred Share Unit Plan ("DSU Plan") to provide for only cash settlement of PSU and deferred share unit ("DSU") awards, respectively. As a result of the amendment, the Company remeasured the fair value of the awards on the amendment date and continues to do so prospectively at each reporting period end date and at settlement. There was no incremental fair value granted as a result of these modifications. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. Changes in the fair value of the liability will be reflected in SG&A.

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

On May 11, 2018, the Company acquired substantially all of the assets and assumed certain liabilities of Airtrax. As part of the agreement, the minority shareholders of Capstone contributed in kind certain assets and liabilities valued at $13.4 million and formerly attributed to Airtrax’s woven product manufacturing operations in exchange for newly-issued shares of Capstone. On August 10, 2018, the Company acquired additional existing and newly-issued shares of Capstone in exchange for $3.6 million in cash as part of the same overall transaction. As a result of this purchase, the Company now has a controlling 55% ownership stake in Capstone with the minority shareholders of Capstone owning 45%. This last step concluded the set-up of the intended ownership structure of the Capstone Partnership.
The primary purpose of the Capstone Partnership is to finance the construction of the Capstone Greenfield Project in order to produce woven products primarily for the Company's global distribution. The Capstone Greenfield Project is expected to cost approximately $28 to $32 million in total. The Capstone Greenfield Project began in 2017 and to date facility construction has been completed and equipment installation and product trials have begun. The Capstone Partnership's after-tax internal rates of return are expected to exceed the Company's hurdle rate of 15%. As of December 31, 2018, capital expenditures for this project since inception totalled $25.3 million of which $8.4 million was incurred in 2017 and $16.9 million in 2018. Commercial operations are expected to commence in the first half of 2019 as planned.

On July 1, 2017, the Company completed the Cantech Acquisition for an aggregate purchase price of $67.0 million, net of cash acquired. The purchase price was financed with funds available under the Company's 2014 Revolving Credit Facility. The Cantech Acquisition enhanced the Company's product offering and adds additional distribution channels for the Company's products in Canada, the US and Europe. In the third quarter of 2018, the Company announced that it would close the Johnson City, Tennessee manufacturing facility to further expand on operational synergies gained from the Cantech Acquisition. The Company estimates these changes will generate additional annual cost savings of between $1.5 and $2.0 million by reducing its manufacturing overhead footprint while simultaneously improving machine utilization in its existing plants. As a result, total annual synergies gained from the Cantech Acquisition are expected to be between $3.5 and $6.0 million by the end of 2019. During the year ended December 31, 2018, the Company recorded closure charges of $7.2 million mainly related to non-cash impairments of property, plant and equipment and inventory as well as termination benefits and other labor related costs. The Company expects to incur total estimated cash costs of approximately $1.4 million over the course of 2019 and 2020 due to closure and post-closure activities. As of December 31, 2018, the Johnson City manufacturing facility, which primarily produces carton sealing tape, had transferred substantially all of its production to other existing manufacturing facilities.
As part of the Powerband Share Purchase Agreement, the Company entered into various option agreements with the non-controlling shareholders for the transfer of Powerband shares under certain limited circumstances. On July 4, 2017, the Company and the non-controlling shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders had been triggered and substantially reaffirmed the exit terms of the Share Purchase Agreement executed between the parties on September 2, 2016. Execution of the term sheet resulted in the recognition of $12.7 million in present obligations recorded in call option redemption liability, and a corresponding reduction of equity as of December 31, 2017. On November 16, 2018, the Company closed on the exercised call option to acquire the outstanding 26% interest in Powerband for $9.9 million. The Company now owns all of the issued and outstanding common shares of Powerband.
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
In November 2017, the Company adopted an updated Code of Business Conduct and Ethics.

In 2017, the Company entered into interest swap agreements. The terms of the interest swap agreements are as follows:

Effective Date	Maturity	Notional amount		Settlement	Fixed interest rate paid
June 8, 2017	June 20, 2022	$40,000		Monthly	1.79%
July 21, 2017	July 18, 2022	CDN$36,000	(1)	Monthly	1.6825%
August 20, 2018	August 18, 2023	$60,000		Monthly	2.045%

(1)	The notional amount decreased by CDN$54.0 million during 2018 and will further decrease by CDN$18.0 million on July 18, 2021 and 2022.

2018

In February 2018, one of the Company’s wholly-owned subsidiaries entered into a partially forgivable loan for up to €8.2 million ($10.2 million). The loan was entered into with Agencia para Investmento Comercio Externo de Portugal, EPE, the Portuguese agency for investment and external trade, as part of financing a capital expansion project. Based on the terms of the agreement, 60% of the loan will be forgiven in 2022 based on satisfying certain 2021 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing and semi-annual installments of principal are due beginning in December 2020 through June 2026.

On February 6, 2018, Capstone entered into a Indian Rupee ("INR") 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility for financing capital expenditures and INR 390.0 million ($6.0 million) working capital facility and bears interest based on the prevailing Indian Marginal Cost-Lending Rate. Borrowings under the 2018 Capstone Credit Facility mature in June 2023, are guaranteed by the Parent Company, and are otherwise unsecured.

On March 7, 2018, the Board of Directors approved the addition of restricted share units ("RSUs") as an available cash-settled award type under the Amended and Restated Performance and Restricted Share Unit Plan ("PSU and RSU Plan"). Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. The purpose of an RSU is to provide award holders with a proprietary interest in the Company to: (a) increase the incentives of those award holders who share primary responsibility for the management, growth and protection of the business of the Company; (b) furnish an incentive to such award holders to continue their services for the Company; and (c) provide a means through which the Company may attract potential employees.

On May 11, 2018, the Company acquired substantially all of the assets and assumed certain liabilities of Airtrax as part of a larger transaction involving Capstone and its minority shareholders. Airtrax manufactures and sells woven products used in various applications, including in the building and construction industry. Under the new arrangement, the Company now controls a fully-operative woven manufacturing facility in Chopanki, India and is continuing to partner with the minority shareholders of Capstone to serve the transferred Airtrax customers, while realizing savings from a low-cost manufacturing facility that is expected to support future revenue growth in woven products. As part of the agreement, the minority shareholders of Capstone contributed in kind certain assets and liabilities valued at $13.4 million and formerly attributed to Airtrax’s woven product manufacturing operations in exchange for newly-issued shares of Capstone. On August 10, 2018, the Company acquired additional existing and newly-issued shares of Capstone in exchange for $3.6 million in cash as part of the same overall transaction. As a result of this purchase, the Company now has a controlling 55% ownership stake in Capstone with the minority shareholders of Capstone owning 45%. This now concludes the set-up of the intended ownership structure of the Capstone Partnership.

On June 7, 2018, the Board of Directors appointed Mr. James Pantelidis as the new Chairman of the Board following the retirement of the former Chairman, Mr. George J. Bunze.

On June 14, 2018, the Company entered into a five-year, $600.0 million credit facility (“2018 Credit Facility”) with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019. The 2018 Credit Facility consists of a $400.0 million revolving credit facility and a $200.0 million term loan. The term loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate, the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio. In securing the 2018 Credit Facility, the Company incurred debt issue costs amounting to $2.7 million.

On July 4, 2018, Powerband entered into an INR 1,300.0 million ($19.0 million) credit facility (“2018 Powerband Credit Facility”), replacing Powerband's previous outstanding term loan and revolving line of credit. In December 2018, Powerband amended the 2018 Powerband Credit Facility to reallocate and increase its credit limit by INR 100 million ($1.4 million). The 2018 Powerband Credit Facility is guaranteed by the Parent Company, and local assets (carrying amount of $30.2 million as of December 31, 2018) are required to be pledged. Powerband is prohibited from granting liens on its assets without the consent of the lender under the 2018 Powerband Credit Facility. Funding under the 2018 Powerband Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. Additionally, under the terms of the 2018 Powerband Credit Facility, Powerband's debt to net worth ratio (as defined by the credit agreement) must be maintained below 3.00.

On July 18, 2018, TSX approved the renewal of the Company's NCIB, under which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares over the twelve-month period ending July 22, 2019. The purchases by the Company will be effected through the TSX or other alternative trading systems in Canada, and will be executed at the market price of the shares at the time of the purchase. As of March 12, 2019, the Company has repurchased 217,100 common shares under its NCIB for a total purchase price of approximately $2.6 million.

On August 3, 2018, the Company acquired 100% of the outstanding equity value in Polyair for an aggregate purchase price of $145.0 million, net of cash acquired. The purchase price was funded using funds available under the Company's 2018 Credit Facility. Polyair, formerly a private company, is in the protective packaging business with seven manufacturing facilities and a distribution center in North America. Polyair's products include bubble cushioning, foam, mailers and inflatable systems. The acquisition is expected to further strengthen the Company's product bundle and bring immediate and additional scale of protective packaging solutions.

On September 12, 2018, the Company made an $11.3 million discretionary contribution to its US defined benefit pension plans. These plans are now wholly funded on an accounting basis and as a result, the Company expects to reduce future contribution requirements and certain plan administration expenses.

On October 15, 2018, the Company completed the private placement of $250.0 million 7% senior unsecured notes due in 2026 (the "Senior Unsecured Notes"). The Senior Unsecured Notes resulted in net proceeds to the Company, after deducting $5.1 million in debt issue costs, of approximately $244.9 million. The Company used the net proceeds from the Senior Unsecured Notes to repay a portion of the borrowings outstanding under the 2018 Credit Facility and to pay related fees and expenses, as well as for general corporate purposes. The Company believes the Senior Unsecured Notes provides optimal flexibility to allocate capital to the business at a historically attractive fixed interest rate.

On November 16, 2018, the Company closed on its previously exercised call option to acquire the outstanding 26% interest in Powerband for $9.9 million. The Company held the option under a shareholders agreement with the minority shareholders of Powerband. The Company now owns all of the issued and outstanding common shares of Powerband.

On December 17, 2018, the Company acquired substantially all of the operating assets of Maiweave LLC (“Maiweave”) for total cash consideration of $20.8 million ("Maiweave Acquisition"). Maiweave is a private company based in Springfield, Ohio and an integrated US manufacturer of engineered coated polyolefin fabrics. Its products are used in applications such as grain and salt pile covers, pit and pond liners, shelter fabrics, outdoor media, and lumber mill packaging. The former owners of Maiweave have in escrow $3.1 million as of December 31, 2018, related to customary representations, warranties and covenants in the Maiweave purchase agreement. The Maiweave purchase agreement also contains customary indemnification provisions. As of December 31, 2018, there were no outstanding obligations or indemnifications relating to this acquisition.

(1)	Products, Markets and Distribution

The Company's holistic combination of products positions it to serve the market with a broad and comprehensive range of packaging, protective and industrial product solutions. The Company believes that its broad and unique product bundle is a key competitive advantage. The portfolio of products is valuable to the Company’s customers as it contributes to the flexibility of our distributor partners by allowing them to offer a solutions-oriented approach to address specific end user needs, creates operating efficiencies and lowers operating costs. Management believes this flexibility is unique to the Company and differentiates the Company from competitors.

The Company's broad assortment of stocked products are available from distribution centers located in California and Virginia. These distribution centers are a key component of the Company's enhanced supply chain management strategy. Each distribution center offers a wide range of products which allows customers to benefit from access to the Company’s core products. As a result, the Company is able to efficiently supply a broad range of products following a customer order, which provides the intended flexibility to distributor partners while lowering their transaction costs.
(a) Tapes
The Company manufactures a variety of paper and film based tapes, including pressure-sensitive and water-activated carton sealing tapes, and industrial and performance specialty tapes including double-coated, duct, electrical and electronic, filament, flatback, foil, paper, polyethylene, process indicator, sheathing, sports and stencil products. The company also provides complementary packaging systems which dispense and/or apply the companies pressure-sensitive and water-activated tape products.
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
The Company’s tape products are manufactured and primarily sold under the Company’s Intertape™, Central®, American®, Anchor®, Cantech® and Tuck® brands to industrial distributors and retailers and are manufactured for sale to third parties under private brands.
For the years ending December 31, 2018, 2017, and 2016, tapes accounted for 64%, 68%, and 67%, respectively, of the Company’s revenue.
The Company’s tape products consist of three main product groups, Carton Sealing Tapes, Industrial & Specialty Tapes and Complementary Packaging Systems.
Carton Sealing Tapes
Carton sealing tapes are sold primarily under the Intertape™ and Central® brands to industrial distributors and leading retailers, as well as to third parties under private brands. Management believes the Company is the only company that produces carton sealing tapes using all four adhesive technologies: hot melt, acrylic, natural rubber and water- activated. The Company also sells the application equipment required for the dispensing of its carton sealing tapes.
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
Industrial & Specialty Tapes
The Company produces the following industrial and specialty products sold primarily under the Intertape™, American®, Anchor®, Cantech® and Tuck® brands: double-coated, duct, electrical and electronic, filament, flatback, foil, polyethylene, paper, process indicator, sheathing, sports and stencil products.
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
Flatback Tape
Flatback tape is manufactured using a smooth kraft paper substrate and is typically coated with a natural rubber/SIS blended adhesive. Flatback tape is designed with low elongation and is widely used in applications such as splicing where the tape should not be distorted. Typical applications for flatback tape include splicing, printable identification tapes, label products and carton closure. The Company’s primary competitors for this product are 3M Co. and Shurtape Technologies, LLC.

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
Polyethylene Tape
Polyethylene tapes are manufactured from a polyethylene film that is coated with a synthetic rubber adhesive, Polyethylene tapes are used primarily in the building & construction industry for a variety of applications including patching, sealing, bundling & wrapping, splicing & surface protection, floor marking, tarp repair and carpet seaming. The Company's primary competitors for these products are Berry Plastics Corp. and Scapa.
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
Sports Tape
Sports tapes are manufactured from a cloth substrate and an adhesive coating. A variety of adhesive systems are used in the production of sports tapes. These tapes are used in the sports industry, both professional and amateur, as trainer’s tape and for various equipment protection applications. The Company’s primary competitors for this product are Scapa and North American Tapes.
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
Complementary Packaging Systems
Machinery
The Company provides complementary packaging systems under the Better Packages® and Interpack™ brands. Machinery that makes up the Company’s Complementary Packaging Systems include, but are not limited to, mechanical systems for case sealing applications with the use of long roll carton sealing tape, as well as water-activated tape produced by the Company and a variety of tape dispensers. These machines are used in production lines at the packaging level. They are also widely used in the fulfillment industries. These systems add value by providing efficient packaging processes to a variety of industrial customers. The company’s primary competitors in this market are 3M Co., Loveshaw, BestPack, Marsh and Phoenix.

(b)	Films
The Company manufactures shrink film and stretch wrap as well as a variety of polyethylene and specialized polyolefin films for industrial and retail use. As a vertically integrated manufacturer, the Company uses internally manufactured films to produce tape products. The Company’s film products are marketed under the Company’s brands including SuperFlex®, StretchFlex®, stretch wrap; ExlfilmPlus®, and Exlfilm® shrink film. The Company's film products are marketed to industrial distributors and retailers, and are manufactured for sale to third parties under private brands.
For the years ending December 31, 2018, 2017, and 2016, films accounted for 18%, 18%, 19%, respectively, of the Company’s revenue.
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
(c) Protective Packaging
The Company manufactures and markets a full line of protective packaging solutions: air pillows, bubble cushioning, mailers, paper void fill and cushioning, protective foam roll stock, protective packaging systems and thermal solutions. The Company’s protective packaging products are marketed under the Company’s brand and Polyair™.
For the years ending December 31, 2018, 2017, and 2016, protective packaging accounted for 5%, less than 1%, less than 1%, respectively, of the Company’s revenue.
Air Pillows
Air pillows are manufactured from polyethylene film and are inflated at the point of use with an inflatable system. Air pillows are used as packaging material for void fill and cushioning applications. The Company's product line also includes bubble-on-demand solutions, which are manufactured from polyethylene film and inflated into a cushioning product at point of use with the same inflatable systems as air pillows. Typical end-use markets for air pillows and bubble-on-demand include ecommerce fulfillment, third-party logistics providers ("3PLs"), retail fulfillment houses and contract packaging operations. The Company’s primary competitors for this product are Pregis Corp., Sealed Air Corp., and Storopack, Inc.

Bubble Cushioning
Bubble cushioning, which is manufactured from polyethylene film and encapsulated air is one of the most commonly used forms of protective packaging for void fill and cushioning applications. Bubble cushioning is also used for wrapping and surface protection. Typical end-use markets for bubble cushioning include manufacturing, ecommerce fulfillment, third-party logistics providers ("3PLs"), retail fulfillment houses and contract packaging operations. The Company’s primary competitors for this product are Sealed Air Corp and Pregis Corp.
Mailers
The Company's mailer product line includes paper bubble mailers, plastic bubble mailers and polyethylene courier mailers. Bubble mailers are manufactured from polyethylene bubble cushioning which is laminated to paper or polyethylene film. Mailers are durable and lightweight, can be custom printed, and available in standard sizes. The Company’s primary competitors for this product are PAC Worldwide and Sealed Air Corp.
Paper Void Fill & Cushioning
Paper void fill and cushioning consists of kraft paper which is automatically crumpled at the point of use with a paper system machine. Typical end-use markets for paper void fill and cushioning include manufacturing, ecommerce fulfillment, 3PLs, retail fulfillment houses and contract packaging operations. The Company’s primary competitors for this product are Pregis Corp., Ranpak, Sealed Air Corp., and Storopack, Inc.
Protective Foam
Protective foam is a low-density polyethylene product that protects and cushions. Protective foam products provide an excellent surface protection and cushioning for everything from sporting goods to auto parts. This also includes specialized value-added products where films are laminated laminations which uses both foam and bubble in the manufacturing process. The Company’s primary competitors for this product are Pregis Corp and Sealed Air Corp.
Protective Packaging Systems
The Company's Protective Packaging Systems consist of Inflatable Systems and Paper Systems. Inflatable Systems are high performance machinery that deliver protective packaging materials such as air pillows and bubble-on-demand solutions at customer facilities. These systems are installed on-site for customers and offers users adjustable air-fill control, multiple pillow size selection and bubble on demand configurations. The Company's primary competitors for protective packaging systems include Pregis Corp, RanPak, Sealed Air Corp., and Storopack, Inc.
Thermal Solutions
The Company's thermal solutions product offering consists of metalized film laminated to bubble cushioning. These thermal solutions are available as metalized roll stock and as preformed metalized mailers. The Company also markets a range of thermal insulated packaging in the form of insulated mailers and packaging inserts. These products are typically used in cold chain shipments to help maintain consistent temperatures. The Company’s primary competitors for these product are Kodiak Kooler, PAC Worldwide, Pregis Corp, Sealed Air Corp. and TermperPack.
(d) Engineered Coated Products
The Company develops and manufactures innovative industrial packaging, protective covering, barrier and liner products utilizing engineered coated polyolefin fabrics, nonwovens and other laminated materials. Its products are sold through multiple channels in a wide number of industries including membrane structures, building and construction, oil and gas, lumber, and agriculture.
The Company’s engineered coated fabrics are categorized in four markets: building and construction, agro-environmental, specialty fabrics, and industrial packaging. For the years ending December 31, 2018, 2017, and 2016, engineered coated fabric products accounted for 12%, 13% and 13%, of the Company’s revenue, respectively.

Building and Construction Products
The Company’s building and construction product group includes protective wrap for kiln dried lumber, membrane barrier products such as house wrap, window and door flashing, membrane structure fabrics used in clear span buildings, synthetic roof underlayment, and insulation facing, which are used directly in residential and commercial construction. The Company also supplies packaging over-wrap sleeves for unitizing multiple bags of fiberglass insulation. The Company’s primary competitors for these products include Owens Corning, Berry Global, Dupont, and various producers from India, China and Korea.
Lumber wrap
The Company’s lumber wrap is used to package, unitize, protect and brand lumber during transportation and storage. The product is available in polyethylene or polypropylene coated fabrics and polyethylene films printed to customer specifications. The Company’s primary competitor is Owens Corning.
Membrane Structure Fabrics
NovaShield® is a lightweight, wide-width, and durable polyolefin fabric used as the outer skin layer for flexible membrane structures. The introduction and continuous improvement of the NovaShield® fabric in the membrane structure market has enabled membrane structure manufacturers to expand the use of this product beyond agricultural applications. New applications include agriculture barns, amphitheaters, recreational facilities, trade show pavilions, aircraft hangers, and casinos. Developments in the product line include NovaShield® Elite, a film laminated product with an industry leading 20-year warranty and a suite of products produced for the greenhouse market. The Company sells the Nova-Shield® fabrics to membrane structure manufacturers who design, fabricate, and install the structures. The Company’s primary competitors are Berry Global and a number of PVC (polyvinyl chloride) producers.
Roof Underlayment
The Company’s synthetic roof underlayments are installed on the roof before slate, tile or shingles for an extra layer of protection against water damage. The Company’s roofing underlayments are lighter and easier to install than standard #15 and #30 asphalt felts. To meet market needs, the Company has implemented a three-tiered (“Good, Better, Best”) approach in an attempt to reach all market segments. The Company’s primary competitors in this market are Owens Corning, GAF, a variety of roofing felt producers and a number of competitors from India, China and Korea.
Housewrap
The Company's housewrap products consist of polypropylene or polyethylene fabric coated with an advanced breathable coating. These breathable products protect the building during construction and allow vapor and condensation to escape from wall cavities. The Company's primary competitors of these products are Dupont and Berry Global.
Flashing
The Company's flashing products are comprised of polypropylene (PP) woven fabric with a highly aggressive pressure-sensitive adhesive and an easily removable split release liner. These products are designed to create a weather resistant barrier around door and window openings. The Company’s primary competitors are 3M and Dupont.
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
Geomembrane Fabrics
The Company’s AquaMaster® line of geomembrane fabrics is used as irrigation canal liners, golf course and aquascape pond liners, oil pad liners, hydraulic fracturing ponds and in aquaculture operations. The Company has a broad product offering in this market that includes the traditional extrusion coated woven substrates as well as manufacturing composite products composed of woven substrates laminated to other materials such as non-woven textiles and polyethylene film. . The Company’s primary competitors for similar products include Berry Global, and Owens Corning. Competitive products which may be used as substitutes are manufactured by GSE Environmental, Solmax and Raven Industries Inc.
Hay Wrap
Hay cover products are specially designed fabrics that function as protective covers, haystack covers, pit and pond liners and pool covers. The proprietary coating is used to enhance abrasion resistance, flex resistance, seam strength, UV resistance and longevity. The Company’s primary competitors for this product include offshore imports, as well as Owens Corning and Berry Global.
Poultry Fabrics
Woven coated polyolefin fabrics are used in the construction of poultry houses in the southern US. Materials with high ultraviolet resistance are fabricated into side curtains that regulate ventilation and temperature in buildings. Other materials are used in ceiling construction. The Company’s primary competitor for this product is Berry Global.
Tarpaulins
The Company's tarpaulin products consist of woven coated polyolefin fabrics used in building construction and remediation projects for protection against the elements, and as protective covers in agriculture applications. The Company’s primary competitor for this product line is Berry Global.
Specialty Fabrics
Banner (Billboard and Poster Fabric)
The Company’s line of banner fabrics is comprised of polyethylene substrates engineered for large-format printing applications such as billboards, posters and banners.  Strong and light-weight making it the most environmentally responsible billboard fabric on the market.  The Company’s primary competitors in this market are Berry Global and manufacturers from China and Korea.
Other Specialty Fabric
Products and applications of specialty fabrics include fabrics designed for conversion into pool covers, field covers, disaster relief materials, protective covers and construction sheeting, brattice cloth for mine ventilation, underground marking tapes, salt pile covers and industrial packaging. Primary competitors of the Company for these products include Berry Global and producers from China and Korea.
Industrial Packaging Products
The Company has a range of industrial packaging products used as protective covers that are used before and after the manufacturing process.  These products are available in a variety of weights, widths and colors. Customers also have an option to develop brand awareness by having their logo printed on these products.
Metal Wrap
The Company’s woven and coated polyolefin metal wraps are designed to protect flat sheet and coiled metals during transit and storage.  Primary competitors of the Company for these products include Owens Corning and several producers from China.
Other Industrial Packaging Products
The Company’s printed wrap is used to brand and protect a variety of products during transit and storage. For example, the Company’s product is used to cover small recreational vehicles (ATVs) during transportation from their manufacturing location to retail dealers. Primary competitors of the Company for this product include Owens Corning and Berry Global.

(e) Other
FIBC / Bulk Bags
The Company also earns revenue from the distribution of Flexible Intermediate Bulk Containers ("FIBCs"). The Company’s broad range of FIBC Bags, also known as Bulk Bags or Bulk Sacks, are used for the storage and transportation of dry, granular or powder products.  Made of high-strength woven polypropylene or polyethylene, FIBC’s are used by a broad range of industries including foods, construction, agriculture, oil & gas, mining and chemicals.  Primary competitors of the Company for these products include Berry Global and producers from China.
For the years ending December 31, 2018, 2017, and 2016, other products accounted for 1% of the Company’s revenue.
Research and Development and New Products
The Company’s research and development efforts continue to focus on new products, technology platform developments, new production processes and formulations. As described in the sections that follow, the Company introduced 46 new products in 2018, 38 new products in 2017, and 35 new products in 2016.
In 2016, the Company:

•	expanded its product offering of water-activated tape products that are designed for highly automated fulfillment operations as well as water-activated tape products designed for printability,

•	expanded its masking tape offering to include FineLine® masking tapes, which are low profile masking tapes using a washi tape backing,

•	expanded its product offering to include a range of masking tapes designed for multiple surfaces as well as technically demanding applications,

•	introduced a direct printable hot melt carton sealing tape, which is a key product for the fulfillment industry and

•	bolstered its protective packaging offering with product additions in air pillows and tandem bagging product lines.
In 2017, the Company:

•	focused its R&D efforts on increasing market solutions for the fulfillment and e-commerce markets. As a result, the Company increased the variety of water activated tape products for these markets,

•	launched a variety of utility and mid-grade acrylic carton sealing tapes to accommodate the needs of the industrial market,

•	expanded its engineered coated products offering to include greenhouse fabrics in translucent, clear anti-fogging and black-out variations, and

•	developed a number of new film laminated products to broaden the total available market opportunity for geomembrane fabric sales.
In 2018, the Company:

•	expanded its offering of process indicator tapes and double coated tapes,

•	introduced new products to bolster its stencil product offering,

•	further expanded its engineered coated products greenhouse fabric offering to include heavier gauge products,

•	introduced a complete line of paper void fill and cushioning protective packaging products, and

•	further expanded its thermal products protective packaging offering with the additional insulated packaging solutions to include insulated mailers and insulated package inserts.

(2) Customer and Sales

The Company has strong and longstanding relationships with its customer base. The Company actively engages in sales and marketing activities to increase its value to its customers through ease-of-use initiatives and customer training. The Company's customers also value its commitment to offering competitively priced solutions, as demonstrated by the greater than 15-year average relationship tenure with the top ten customers.

Sales of products to customers located in the US, Canada and Germany accounted for approximately 79%, 9% and 2% of total sales, respectively, in 2018, 80%, 9% and 2% of total sales, respectively, in 2017, 83%, 7% and 2% of total sales, respectively, in 2016.

The Company’s customer base is diverse; however, there was one customer as of December 31, 2018 and 2017 with annual sales that accounted for more than 5% of the Company’s total revenue.

(3)	Seasonality of the Company’s Main Business

The Company experiences some business seasonality that results in the Company’s efforts to effectively manage its working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to a higher level of sales invoiced towards the end of the quarter and inventory builds in anticipation of higher future sales, both of which typically occur in the first, second and third quarters and unwind in the fourth quarter. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.

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

Normal seasonality for protective packaging typically reflects a sequential improvement in sales volume in the fourth and first quarters of the year when sales are up for retail and fulfillment centers. This normal increase in sales volume in the fourth and first quarters is typically followed by a decline in sales in the sale second quarter.

Normal seasonality for engineered coated products typically reflects a sequential improvement in sales volumes in the second and third quarters of the year when construction activity tends to be higher. This normal increase in sales volume in the second and third quarters is typically followed by a decline in sales in the fourth quarter.
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
The major raw materials purchased for the Company’s tape products are polypropylene resin, polyethylene resin, synthetic rubber, hydrocarbon resin, and paper (crepe and kraft). The resins and synthetic rubber are generated from petrochemicals which are by-products of crude oil and natural gas. A significant majority of these products are sourced from North American manufacturers, although due to volatility in prices the Company occasionally sources raw materials from outside of North America. Raw materials accounted for approximately 64%, 65% and 65% of reported cost of sales in 2018, 2017 and 2016.
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
The major raw materials used in the production of the Company’s protective packaging products are polyethylene resin, paper and polyethylene film.  The majority of these products are sourced from North American producers.

The prices of most of the major raw materials noted above can be subject to significant volatility, primarily influenced by commodity price fluctuations for crude oil and natural gas, and pulp. In addition, while the Company maintains a number of suppliers for these raw materials, the Company is dependent on such suppliers to maintain the availability of the Company’s raw materials. If any of its suppliers are unable to deliver raw materials to the Company for an extended period of time, there is no assurance that the Company’s raw material requirements would be met by other suppliers on acceptable terms, or at all, which could have a material adverse effect on the Company’s results of operations.
(5) Marketing Channels
The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets including food processing, general manufacturing, fulfillment, transportation, building and construction, consumer, oil and gas, agriculture, aerospace, appliance, sports and entertainment, marine, composites military and medical applications.
Tape and film products are sold to the market through a network of paper, packaging and industrial distributors throughout North America.
The Company also sells complementary packaging systems and protective packaging solutions through this same network of distribution. The Company’s shrink and stretch film products are typically sold through industrial distributors. The Company's assortment of specialty tapes are primarily sold through specialty distribution. Additionally, the Company sells products through the retail channel in North America. The Company’s engineered coated products are primarily sold directly to converters and original equipment manufacturers.
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

The Company has approximately 228 active registered trademarks, 111 in the US, 76 in Canada, 11 in Mexico, and 30 in foreign jurisdictions, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company, Central Products Company, The Crowell Corporation, Flexia, Better Packages, TaraTape & Design®, TARA TAPE®, and Polyair. The Company currently has 8 pending trademark applications, 3 in the US, and 5 in foreign jurisdictions.
The Company has pursued US and foreign patents in select areas where it believes that unique products offer a competitive advantage in profitable markets. The Company’s 105 granted patents and 40 pending patent applications include engineered coated products and film for which the Company has 19 patents and 2 pending applications, tape products for which it has 50 patents and 32 pending applications, adhesive products and manufacture for which it has 13 patents and 1 pending application, other products for which it has 23 patents and 5 pending applications.
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

The Company believes that one of its most important differentiating factors is the strength of its product bundle. The Company believes that the diversity of its product bundle, with its many tapes, stretch and shrink films and protective packaging solutions is a key competitive advantage. The Company believes that its product bundle provides a distinctive offering to our customers, enabling them to achieve advantages such as improved service levels, reductions in operating costs, pricing synergies and support for their customers. Further, this allows the Company to become even more significant to its customers, especially in the e-commerce segment, as its product bundle provides a greater breadth of protective solutions, allowing it to offer a solutions-oriented approach to selling that it believes is sought after by many end-users and distributors. The Company believes that this product bundling strategy provides it with both an offensive and defensive mechanism that will foster profitable long-term relationships with our customers.
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
The Company continues to focus on its environmental initiative to save energy. In August 2009, the Company became an ENERGY STAR® Industrial Partner, which is a voluntary partnership with the US Environmental Protection Agency (“EPA”) to improve energy efficiency and fight global warming. The Company as an ENERGY STAR® Industrial Partner joined the fight against global warming by improving the efficiency of its buildings and facilities. The EPA recognized the Company as a 2014 and 2015 ENERGY STAR Partner of the Year for strategically managing and improving the energy efficiency in its operating locations. In 2016, 2017, and 2018 the EPA presented the Company the ENERGY STAR Sustained Excellence Award, which is the highest level of EPA recognition. In addition, certain Company facilities have achieved the EPA’s ENERGY STAR Challenge for Industry eleven times, which is to reduce energy intensity by 10% within 5 years. Facilities that have met the EPA’s ENERGY STAR Challenge for Industry have achieved an average energy intensity reduction of 22%. The reductions have cut greenhouse gas emissions at these manufacturing facilities by 48,027 metric tons over the past 5 years, which equals the emissions from the electricity use of 5,186 homes.
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
The Company obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time the Company either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or ground water analysis. The assessments have not revealed any material or significant environmental liability other than, or in addition to, the $1.8 million liability as of December 31, 2018, accrued in provisions in the Company’s consolidated balance sheet, that, based on current information, the Company believes will have a material adverse effect on it. Nevertheless, these assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities of which the Company is not aware. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company’s properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of the Company’s properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of the Company’s operations, may cause it to incur significant costs and liabilities that could have a material adverse effect on the Company.
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

Entity	Place of Incorporation or Constitution	Proportion of Ownership Interest and Voting Power Held as of:
		December 31, 2018	December 31, 2017
Intertape Polymer Group Inc.	Canada	Parent	Parent
Better Packages, Inc.	Delaware	100%	100%
BP Acquisition Corporation	Connecticut	100%	100%
Cantech Industries, Inc.	Delaware	100%	100%
Capstone Polyweave Private Limited	India	55%	98.4%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Portugal	100%	100%
GPCP, Inc.	Delaware	50.1%	—%
Intertape Polymer Corp.	Delaware	100%	100%
Intertape Polymer Europe GmbH	Germany	100%	100%
Intertape Polymer Inc.	Canada	100%	100%
Intertape Polymer Japan GK	Japan	100%	—%
Intertape Polymer Woven USA Inc.	Delaware	100%	—%
Intertape Woven Products Services, S.A. de C.V.	Mexico	100%	100%
Intertape Woven Products, S.A. de C.V.	Mexico	100%	100%
IPG (US) Holdings Inc.	Delaware	100%	100%
IPG (US) Inc.	Delaware	100%	100%
IPG Luxembourg Finance S.à.r.l.	Luxembourg	100%	100%
IPG Mauritius Holding Company Ltd	Mauritius	100%	100%
IPG Mauritius II Ltd	Mauritius	100%	100%
IPG Mauritius Ltd	Mauritius	100%	100%
Polyair Canada Limited	Canada	100%	—%
Polyair Corporation	Delaware	100%	—%
Powerband Industries Private Limited	India	100%	74%
Spuntech Fabrics Inc.*	Canada	100%	100%

*	Dormant

D.	PROPERTY, PLANTS AND EQUIPMENT

Location	Status	Use	Products Manufactured	Square Feet	Property Size (Acres)
100 Paramount Drive, Suite 300 Sarasota, Florida 34232	Leased	Office	N/A	31,942
2000 South Beltline Boulevard Columbia, South Carolina 29201	Owned	Idle	N/A	7 Buildings – 499,770	86.48
1091 Carolina Pines Drive Blythewood, South Carolina 29016	Owned	Manufacturing	Tapes (paper, duct, stencil)	350,000	33.83
360 Ringgold Industrial Parkway Danville, Virginia 24540	Leased	Regional Distribution Center	N/A	199,600
10101 Nordel Court Delta, British Columbia V4G 1J8	Leased	Manufacturing	Engineered coated products	54,274
317 Kendall Street (2) Marysville, Michigan 48040	Owned	Manufacturing	Tapes (paper, specialty)	5 Buildings – 226,016	11.53
741 4th Street Menasha, Wisconsin 54952	Owned	Manufacturing	Tapes (water- activated)	165,134	5.68
748 4th Street Menasha, Wisconsin 54952	Owned	Office Building	N/A	16,251	0.80
760 West 1000 North Tremonton, Utah 84337	Owned	Manufacturing	Films (stretch, shrink)	115,000	17.00
13722 Bill McGee Road Midland, North Carolina 28107	Owned	Manufacturing	Tapes (water- activated)	144,000	40.54
50 Abbey Avenue Truro, Nova Scotia	Owned	Manufacturing	Engineered coated products	306,200	13.00
543 Willow Street Truro, Nova Scotia	Leased	Warehouse	N/A	27,000
2200 North McRoy Drive Carbondale, Illinois 62901	Owned	Manufacturing	Tapes (carton sealing, electrical, filament, specialty)	190,324	29.9
4 Kay Street Scoudouc, New Brunswick E4P 0C8	Leased	Warehouse	N/A	50,000
1095 S. 4th Avenue Brighton, Colorado 80601	Leased	Manufacturing	BOPP Film, Carton Sealing Tape	Manufacturing & Office – 155,982 Warehouse – 27,500
1101 Eagle Springs Road Danville, Virginia 24540	Owned	Manufacturing	Carton sealing tapes, stretch film	289,195	26.0
4-6 Hershey Drive Ansonia, Connecticut	Leased	Manufacturing	Machinery	46,400
1536 Cty Rd O Neenah, Wisconsin 54957	Leased	Distribution	N/A	114,650
1407 The Boulevard, Suite E Rayne, Louisiana 70578	Leased	Offices	N/A	1,472
9999 Cavendish Boulevard, Suite 200 St. Laurent, Quebec H4M 2X5	Leased	Offices	N/A	12,121

Location	Status	Use	Products Manufactured	Square Feet	Property Size (Acres)
Philipp-Reis-Straße 5 24941 Flensburg Germany	Leased	Office	N/A	1,448
Lugar de Vilares-Barqueiros 4740-676 Barqueiros BCL Barcelos, Portugal	Owned	Manufacturing and Distribution	Shrink film	35,500	5.40
20 Rue de Peupliers L-2328 Luxembourg Grand Duchy of Luxembourg	Leased	Office	N/A	108
Powerband 354/3,4,5 Vapi-Kachigam Road Daman, India 396210	Owned	Manufacturing and Distribution	Carton sealing tapes	120,000	6.79
Powerband Plot # Z/103/B Dahej SEZ - II Lakhigam Taluka: Vagra Dist, Bharuch	Leased (2)	(currently under construction) Manufacturing and Distribution	Carton sealing tapes (intention once operational)	110,000 Under construction	20.28
Plot # SP4-319(A), Karoli, Rajasthan India	Leased (3)	(currently under construction) Manufacturing	Engineered coated products (intention once operational)	220,000	15.00
C 3/5, Prashant Vihar, Sector 14, Rohini, New Delhi - 110085	Leased	Office	N/A	100
2222 Eddie William Road Johnson City, TN 37601-2871	Owned (4)	Idle	N/A	123,502	15.39
1400 Rosemont Ave Cornwall, ON K6J 3E6	Owned	Manufacturing and Distribution	Tapes (carton sealing, duct, filament, masking, sheathing, specialty, sports)	206,236	39.38
455 Cote-Vertu Blvd Montreal, Quebec H4N 1EB	Leased	Manufacturing and Distribution	Tapes (masking, specialty)	61,895
SP-1038, RIICO Industrial Area , Chopanki, Bhiwadi-301019, Rajasthan, India	Leased (1)	Manufacturing	Engineered coated products	150,000	5.97
495 Meadow Ln, Carlstadt, NJ 07072	Leased	Manufacturing	Mailers, Bubble	75,000
330 Humberline Dr, Etobicoke, ON M9W 1R5, Canada	Leased	Office and Manufacturing	Mailers, Bubble, Reflective Packaging, Solar Blankets	134,126
300 Spencer-Mattingly Ln, Bardstown, KY 40004	Leased	Manufacturing	Foam, Machinery	102,318
6035 Lagrange Blvd SW, Atlanta, GA 30336	Leased	Manufacturing and Distribution	Mailers, Bubble, Foam	105,600
1692 Jenks Dr # 102, Corona, CA 92880	Leased	Manufacturing	Mailers, Bubble, Reflective Packaging, Solar Blankets	129,200
1600 Kelly Blvd # 140, Carrollton, TX 75006	Leased	Manufacturing	Bubble	75,000
808 E 113th St, Chicago, IL 60628	Leased	Manufacturing	Mailers, Bubble	145,182

Location	Status	Use	Products Manufactured	Square Feet	Property Size (Acres)
1800 Enterprise Blvd, West Sacramento, CA 95691	Leased	Warehouse	N/A	32,549
1800 E Pleasant St, Springfield, OH 45505	Owned	Manufacturing and Distribution	Engineered Coated Products	208,217	4.78
3725 Faith Rd, Salisbury, NC 28146	Owned	Manufacturing and Distribution	Engineered Coated Products	41,465	3.21

(1)	The land is leased under a long lease term and the manufacturing facility is owned by the Company.

(2)	The land is leased under a long lease term and the manufacturing facility, once completed as part of the Powerband Greenfield Project, will be owned by the Company.

(3)	The land is leased under a long lease term and the manufacturing facility, once completed as part of the Capstone Greenfield Project, will be owned by the Company.

(4)
As of December 31, 2018, the Johnson City manufacturing facility, which primarily produces carton sealing tape, had transferred substantially all of its production to other existing manufacturing facilities.

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

The Company continued to move forward in 2018 on several of its initiatives to improve productivity, increase capacity, and manufacture new products. Capital expenditures during 2016, 2017, and 2018 totalled $50.0 million, $85.3 million, and $75.8 million respectively.

The Company typically relies upon cash flows from operations and funds available under the 2018 Credit Facility, Senior Unsecured Notes and other available borrowings to fund capital expenditures. In 2015 through 2018, capital expenditures were also financed in part by the 2014 Revolving Credit Facility and 2018 Credit Facility, the terms of which are summarized in Item 4.B. above.

For further details on capital expenditures regarding construction, expansion or improvement of above listed facilities, see Item 4.A. above.

Item 4A:	Unresolved Staff Comments

Not Applicable.

Item 5:	Operating and Financial Review and Prospects (Management's Discussion & Analysis)
This Management’s Discussion and Analysis ("MD&A") is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the "Company"), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of March 12, 2019, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2018 and 2017 and for the three-year period ended December 31, 2018 ("Financial Statements"). It should also be read together with the text below on forward-looking statements in the Section entitled "Forward-Looking Statements."
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
Financial Highlights
(In millions of US dollars, except per share amounts, selected ratios, and trading volume information)
(Unaudited)

	2018	2017	2016
	$	$	$
Operations
Revenue	1,053.0	898.1	808.8
Gross margin (1)	20.8%	22.4%	23.7%
Net earnings attributable to Company shareholders (2)	46.8	64.2	51.1
Adjusted net earnings (3)	62.2	63.7	61.6
Adjusted EBITDA (3)	140.9	129.6	122.0
Cash flows from operating activities	90.8	92.1	108.1
Free cash flows (3)	15.0	6.8	58.2
Capital expenditures (4)	75.8	85.3	50.0
Effective tax rate (5)	17.4%	16.9%	27.7%
Per Common Share
IPG Net Earnings - diluted	0.79	1.08	0.85
Adjusted earnings - diluted (3)	1.05	1.07	1.02
Dividend paid per share (6)	0.56	0.56	0.53

	2018	2017	2016
	$	$	$
Financial Position
Working capital (7)	186.5	135.3	130.6
Total assets	1,004.8	715.9	580.6
Net debt (8)	481.3	270.4	158.9
Total equity attributable to Company shareholders	249.8	248.1	236.5
Cash and loan availability (9)	393.9	186.6	158.2
Selected Ratios
Current Ratio (10)	2.06	1.94	2.17
Secured Leverage Ratio (3) (11)	1.62	2.09	1.30
Total Leverage Ratio (3) (12)	3.30	2.09	1.30
Return on equity (13)	25.0%	26.3%	27.2%
Stock Information
Weighted average shares outstanding - diluted (14)	59,084	59,588	60,369
Shares outstanding as of December 31 (14)	58,650	58,800	59,060
The Toronto Stock Exchange (CDN$)
Share price as of December 31	16.92	21.49	25.18
High: 52 weeks	22.84	25.41	25.74
Low: 52 weeks	14.60	17.49	15.46

(1)     Gross profit divided by revenue.
(2)     Net earnings attributable to Company shareholders ("IPG Net Earnings").

(3)
These are non-GAAP financial measures defined below and accompanied by a reconciliation to the most directly comparable GAAP financial measure. Refer to the section below entitled "Non-GAAP Financial Measures."

(4)    Purchases of property, plant and equipment.
(5)     Refer to the section below entitled "Income Taxes" and Note 5 – Income Taxes to the Company’s Financial Statements.
(6)     Dividends paid divided by weighted average basic shares outstanding.
(7)     Current assets less current liabilities.
(8)     Borrowings, current and non-current, less cash.
(9)     Refer to the section below entitled "Liquidity and Borrowings".
(10)     Current assets divided by current liabilities.

(11)
Secured borrowings less cash, divided by adjusted EBITDA. Secured borrowings are borrowings, current and non-current, less Senior Unsecured Notes (defined later in this document). Adjusted EBITDA for the twelve months ending December 31, 2018 used in this calculation includes pre-acquisition results for Polyair (defined later in this document) conformed to the Company's current definition of Adjusted EBITDA, which is not normalized for Polyair's expected run-rate results.

(12)
Net debt, divided by adjusted EBITDA. Adjusted EBITDA for the twelve months ending December 31, 2018 used in this calculation includes pre-acquisition results for Polyair conformed to the Company's current definition of Adjusted EBITDA, which is not normalized for Polyair's expected run-rate results.

(13)    Adjusted net earnings divided by average total equity attributable to Company shareholders.
(14)    In thousands.
2018 Share Prices

	High	Low	Close	ADV (1)
The Toronto Stock Exchange (CDN$)
Q1	22.84	19.71	20.71	179,475
Q2	20.74	17.61	18.07	126,106
Q3	19.47	16.63	19.17	180,097
Q4	19.36	14.60	16.92	191,524

(1)	Represents average daily volume sourced from the Toronto Stock Exchange.

Consolidated Quarterly Statements of Earnings
(In thousands of US dollars, except share and per share amounts)
(Unaudited)

	1st Quarter			2nd Quarter
	2018	2017	2016	2018	2017	2016
	$	$	$	$	$	$
Revenue	237,229	207,120	190,816	249,072	210,158	201,517
Cost of sales	186,777	157,980	149,720	194,625	162,783	149,715
Gross profit	50,452	49,140	41,096	54,447	47,375	51,802
Gross margin	21.3%	23.7%	21.5%	21.9%	22.5%	25.7%
Selling, general and administrative expenses	29,123	25,974	23,384	27,653	28,717	26,282
Research expenses	3,221	2,978	2,542	3,233	2,643	2,734
	32,344	28,952	25,926	30,886	31,360	29,016
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	18,108	20,188	15,170	23,561	16,015	22,786
Manufacturing facility closures, restructuring and other related charges (recoveries)	107	267	1,733	(407)	410	2,090
Operating profit	18,001	19,921	13,437	23,968	15,605	20,696
Finance costs (income)
Interest	2,462	1,148	982	3,945	1,283	1,022
Other expense (income), net	1,125	428	(91)	1,328	274	411
	3,587	1,576	891	5,273	1,557	1,433
Earnings before income tax expense	14,414	18,345	12,546	18,695	14,048	19,263
Income tax expense
Current	988	2,693	2,076	765	2,753	3,197
Deferred	2,132	2,219	940	2,901	1,222	2,408
	3,120	4,912	3,016	3,666	3,975	5,605
Net earnings	11,294	13,433	9,530	15,029	10,073	13,658
Net earnings (loss) attributable to:
Company shareholders	11,359	13,462	9,530	15,097	10,199	13,658
Non-controlling interest	(65)	(29)	—	(68)	(126)	—
	11,294	13,433	9,530	15,029	10,073	13,658
IPG Net Earnings per share
Basic	0.19	0.23	0.16	0.26	0.17	0.23
Diluted	0.19	0.22	0.16	0.26	0.17	0.22
Weighted average number of common shares outstanding
Basic	58,801,327	59,134,017	58,655,667	58,811,586	59,153,920	58,657,691
Diluted	59,146,693	60,202,147	60,035,667	59,103,899	59,557,443	60,834,393

Consolidated Quarterly Statements of Earnings
(In thousands of US dollars, except share and per share amounts)
(Unaudited)

	3rd Quarter			4th Quarter
	2018	2017	2016	2018	2017	2016
	$	$	$	$	$	$
Revenue	279,062	243,444	206,559	287,656	237,404	209,909
Cost of sales	221,719	192,575	161,705	231,015	183,381	156,174
Gross profit	57,343	50,869	44,854	56,641	54,023	53,735
Gross margin	20.5%	20.9%	21.7%	19.7%	22.8%	25.6%
Selling, general and administrative expenses	34,230	18,776	27,338	31,460	34,125	25,576
Research expenses	2,926	3,091	2,287	2,644	2,889	3,227
	37,156	21,867	29,625	34,104	37,014	28,803
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	20,187	29,002	15,229	22,537	17,009	24,932
Manufacturing facility closures, restructuring and other related charges (recoveries)	5,777	216	6,329	1,583	466	(7,744)
Operating profit	14,410	28,786	8,900	20,954	16,543	32,676
Finance costs (income)
Interest	3,952	2,290	1,158	6,713	2,525	1,236
Other expense (income), net	(1,497)	593	270	2,854	(4,693)	15
	2,455	2,883	1,428	9,567	(2,168)	1,251
Earnings before income tax expense (benefit)	11,955	25,903	7,472	11,387	18,711	31,425
Income tax expense (benefit)
Current	(496)	2,253	30	(323)	(1,064)	3,454
Deferred	2,742	4,378	1,192	1,093	(1,405)	6,272
	2,246	6,631	1,222	770	(2,469)	9,726
Net earnings	9,709	19,272	6,250	10,617	21,180	21,699
Net earnings (loss) attributable to:
Company shareholders	9,663	19,244	6,250	10,634	21,319	21,682
Non-controlling interests	46	28	—	(17)	(139)	17
	9,709	19,272	6,250	10,617	21,180	21,699
IPG Net Earnings per share
Basic	0.16	0.33	0.11	0.18	0.36	0.37
Diluted	0.16	0.32	0.10	0.18	0.36	0.36
Weighted average number of common shares outstanding
Basic	58,817,410	59,171,255	58,696,647	58,831,432	58,831,518	58,899,366
Diluted	59,081,293	59,527,823	60,870,914	59,055,824	59,154,509	60,746,886
Overview
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use. The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies.

The Company’s products primarily consist of carton sealing tapes, including pressure-sensitive and water-activated tapes; packaging equipment; industrial and performance specialty tapes including masking, duct, electrical, foil, process indicator, sheathing, sports and reinforced filament tapes; protective packaging solutions including inflatable systems, mailer products, bubble cushioning, paper void fill, thermal solutions and protective foam roll stock; stencil products; shrink film; stretch wrap; lumber wrap, structure fabrics, geomembrane fabrics; and non-manufactured flexible intermediate bulk containers. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics.
The Company has assembled a broad range of products by leveraging its manufacturing technologies, research and development capabilities, global sourcing expertise and strategic acquisitions. Over the years, the Company has made a number of strategic acquisitions intended to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets including food processing, general manufacturing, fulfillment, transportation, building and construction, consumer, oil and gas, agriculture, aerospace, appliance, sports and entertainment, marine, composites military and medical applications.
The Company's holistic combination of products positions it to serve the market with a broad and comprehensive range of packaging, protective and industrial product solutions. The Company believes that its broad and unique product bundle is a key competitive advantage. The portfolio of products is valuable to the Company’s customers as it contributes to the flexibility of our distributor partners by allowing them to offer a solutions-oriented approach to address specific end user needs, creates operating efficiencies and lowers operating costs. Management believes this flexibility is unique to the Company and differentiates the Company from competitors.
The Company reported a 17.2% increase in revenue for the year ended December 31, 2018 as compared to the year ended December 31, 2017 and a 21.2% increase in revenue for the fourth quarter of 2018 as compared to the fourth quarter of 2017. The increase in revenue for the year ended December 31, 2018 compared to the year ended December 31, 2017 was primarily due to additional revenue from the Cantech (1), Polyair (2), and Airtrax (3) acquisitions and an increase in average selling price, including the impact of product mix. The increase in revenue for the fourth quarter of 2018 compared to the fourth quarter of 2017 was primarily due to additional revenue from the Polyair and Airtrax acquisitions, an increase in average selling price, including the impact of product mix, and an increase in sales volume.
Gross margin decreased to 20.8% in the year ended December 31, 2018 as compared to 22.4% in 2017. Gross margin decreased primarily due to the dilutive gross margins of the Cantech and Polyair acquisitions, unfavourable product mix, and an increase in medical costs. These unfavourable items were partially offset by a decrease in certain plant-related operating costs.
Gross margin decreased to 19.7% in the fourth quarter of 2018 compared to 22.8% in the fourth quarter of 2017 primarily due to an unfavourable product mix and the dilutive gross margins of the Polyair and Airtrax acquisitions. These unfavourable items were partially offset by a decrease in certain plant-related operating costs.
Net earnings attributable to Company shareholders ("IPG Net Earnings") for the year ended December 31, 2018 decreased to $46.8 million ($0.79 basic and diluted IPG Net Earnings per share) from $64.2 million ($1.09 basic IPG Net Earnings per share and $1.08 diluted IPG Net Earnings per share) for the year ended December 31, 2017. The decrease was primarily due to (i) an increase in selling, general and administrative expenses ("SG&A") mainly due to additional SG&A from the Polyair, Cantech and Airtrax acquisitions, (ii) an increase in interest expense resulting from higher average debt outstanding and higher average cost of debt, including the impact of the Senior Unsecured Notes (defined and discussed later in this document), (iii) foreign exchange losses in 2018 and (iv) an increase in manufacturing facility closures, restructuring and other related charges mainly related to non-cash impairment charges from the closure of the Johnson City, Tennessee manufacturing facility. These unfavourable impacts were partially offset by an increase in gross profit.
IPG Net Earnings for the fourth quarter of 2018 totalled $10.6 million ($0.18 basic and diluted IPG Net Earnings per share) compared to $21.3 million ($0.36 basic and diluted IPG Net Earnings per share) for the fourth quarter of 2017. The decrease was primarily due to (i) foreign exchange losses in the fourth quarter of 2018, (ii) an increase in interest expense and (iii) an increase in income tax expense mainly from the non-recurrence of a favourable adjustment in the fourth quarter of 2017, partially offset by the lower US corporate tax rate effective in 2018 both related to new US tax reform legislation. These unfavourable impacts were partially offset by a decrease in SG&A mainly due to the decrease in the fair value of cash-settled share-based compensation, and an increase in gross profit.
Adjusted net earnings (4) decreased to $62.2 million for the year ended December 31, 2018 from $63.7 million for the year ended December 31, 2017. The decrease was primarily due to (i) an increase in interest expense, (ii) foreign exchange losses in 2018, and (iii) an increase in SG&A mainly due to an increase in employee-related costs to support growth initiatives and variable compensation expense. These unfavourable impacts were partially offset by (i) a decrease in income tax expense mainly due to the lower US corporate tax rate provided under tax reform legislation, and (ii) an increase in gross profit.
Adjusted net earnings decreased to $14.2 million for the fourth quarter of 2018 from $17.9 million for the fourth quarter of 2017. The decrease was primarily due to foreign exchange losses in the fourth quarter of 2018 and an increase in interest expense, partially offset by a decrease in income tax expense.
Adjusted EBITDA (4) increased to $140.9 million for the year ended December 31, 2018 from $129.6 million for the year ended December 31, 2017. The increase was primarily due to adjusted EBITDA contributed by the Polyair and Cantech acquisitions and organic growth in gross profit. These increases were partially offset by an increase in SG&A and the non-recurrence of insurance proceeds related to the South Carolina Flood ("Insurance Proceeds") (5) of $2.1 million recorded in 2017.
Adjusted EBITDA increased to $38.5 million for the fourth quarter of 2018 from $35.7 million for the fourth quarter of 2017. The increase was primarily due to adjusted EBITDA contributed by the Polyair Acquisition and a decrease in SG&A mainly due to a decrease in employee-related costs related to discretionary employee benefit contributions, partially offset by a decrease in gross profit.

(1)
"Cantech" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Canadian Technical Tape Ltd. (doing business as "Cantech"), which includes the shares of Cantech Industries Inc., Cantech's US subsidiary, on July 1, 2017.

(2)
"Polyair" refers to the acquisition by the Company of 100% of the outstanding equity in Polyair Inter Pack, Inc. ("Polyair") on August 3, 2018. Refer to the section below entitled "Polyair Acquisition" for more information regarding this transaction.

(3)
"Airtrax" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Airtrax Polymers Private Limited (doing business as "Airtrax") on May 11, 2018 as part of a larger transaction involving Capstone Polyweave Private Limited (doing business as “Capstone”) and its minority shareholders. Refer to the section below entitled "Airtrax Acquisition Through Capstone" for more information regarding this transaction.

(4)	Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures” below.

(5)
"South Carolina Flood" refers to significant rainfall and subsequent severe flooding on October 4, 2015 that resulted in considerable damage to and the permanent closure of the Columbia, South Carolina manufacturing facility eight to nine months in advance of its planned shutdown. "Insurance Proceeds" refers to insurance claim settlement proceeds totalling $29.5 million, net of a $0.5 million deductible, covering most of the claimed losses associated with the South Carolina Flood. The Company recorded proceeds as a benefit in manufacturing facility closures, restructuring and other related charges totalling $5.0 million, $0.5 million and $9.3 million in the fourth quarter of 2015, second and fourth quarters of 2016, respectively, and as a benefit in cost of sales totalling $4.5 million, $8.1 million, and $2.1 million in the second and fourth quarters of 2016 and the first quarter of 2017, respectively.

Other Highlights
Dividend Declaration
On March 12, 2019, the Board of Directors declared a dividend of $0.14 per common share payable on March 29, 2019 to shareholders of record at the close of business on March 22, 2019.

Midland, North Carolina Manufacturing Facility
In February 2019, the Company successfully commissioned its second water-activated tape line at the Midland, North Carolina manufacturing facility. The second production line is operating as planned in terms of timeline and is in line with expected capital expenditures which totalled $8.0 million in 2018 ($13.4 million since inception). This expansion doubles the water-activated tape production capacity at the facility and supports growth in the e-commerce industry. The Company completed construction of the Midland manufacturing facility in 2017 and commissioned the first production line in the third quarter of 2017 for total invested capital of approximately $48 million. The first production line is operating at capacity so the second production line provides new capacity for anticipated growth.
Cantech Integration Synergies
In the third quarter of 2018, the Company announced that it would close the Johnson City, Tennessee manufacturing facility to further expand on operational synergies gained from the Cantech Acquisition. As of December 31, 2018, the Johnson City, Tennessee manufacturing facility, which primarily produces carton sealing tape, had transferred substantially all of its production to other existing manufacturing facilities. The Company estimates these changes will generate additional annual cost savings of between $1.5 and $2.0 million by reducing its manufacturing overhead footprint while simultaneously improving machine utilization in its existing plants. As a result, total annual synergies gained from the Cantech Acquisition are expected to be between $3.5 and $6.0 million by the end of 2019.
During the year ended December 31, 2018, the Company recorded closure charges of $7.2 million mainly related to non-cash impairments of property, plant and equipment and inventory as well as termination benefits and other labor related costs incurred a result of the Johnson City, Tennessee manufacturing facility closure. Total estimated cash costs of approximately $1.4 million remain and are expected to be incurred over the course of 2019 and 2020 as it relates to the closure and post-closure activities.
New Credit Facility
On June 14, 2018, the Company entered into a new five-year $600.0 million credit facility ("2018 Credit Facility") pursuant to a credit agreement with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019 ("2014 Revolving Credit Facility"). The 2018 Credit Facility consists of a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) and a $200.0 million term loan (“2018 Term Loan”). The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate, the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio (250 basis points as of December 31, 2018). The 2018 Credit Facility provides a more favourable covenant structure and increased flexibility to the Company as compared to the 2014 Revolving Credit Facility. The 2018 Credit Facility refinanced a majority portion of the Company's existing debt and is expected to finance capital expenditures, business acquisitions, dividends, working capital, share repurchases and other general corporate activities.
Senior Unsecured Notes
On October 15, 2018, the Company completed the private placement of $250 million aggregate principal amount of 7% senior unsecured notes due October 15, 2026 ("Senior Unsecured Notes"). The net proceeds to the Company, after deducting underwriting discounts and estimated expenses, was $244.9 million. The Company used the net proceeds to repay a portion of the borrowings outstanding under the 2018 Credit Facility and to pay related fees and expenses, as well as for general corporate purposes. The Company believes the Senior Unsecured Notes provide optimal flexibility to allocate capital to the business at a historically attractive fixed interest rate.
Maiweave Acquisition
On December 17, 2018, the Company acquired substantially all of the operating assets of Maiweave LLC (“Maiweave”) for total cash consideration of $20.8 million (the "Maiweave Acquisition"). The Company funded the acquisition with funds available under the Company’s 2018 Credit Facility.

Maiweave is based in Springfield, Ohio and is an integrated US manufacturer of engineered coated polyolefin fabrics that employs approximately 75 team-members at two manufacturing facilities strategically located to service key US markets. Its products are used in applications such as grain and salt pile covers, pit and pond liners, shelter fabrics, outdoor media, and lumber mill packaging.
This acquisition strengthens the Company's product bundle, provides additional scale to support growing demand in woven products, and adds capacity that is in close proximity to growing markets. The Company’s woven products represent approximately 14% of the Company’s expected pro forma revenue in 2018 after adjusting for the impact of this acquisition. Maiweave is also expected to provide the Company with the ability to leverage its new woven manufacturing facility in India. Refer to the section below entitled "Airtrax Acquisition Through Capstone" for more information regarding this facility.
The Company estimates Maiweave generated approximately $25 million of revenue and approximately $2.5 million of adjusted EBITDA in the twelve months ending December 31, 2018, based on historical performance. The Company expects the acquisition will be accretive to earnings in 2019 excluding advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"). The Company expects annualized run-rate synergies of approximately $1 million in adjusted EBITDA by the second half of 2020. Based on the acquisition price and the expected synergies, the post-transaction valuation multiple is expected to be approximately five times adjusted EBITDA.
The Maiweave Acquisition had no impact on the Company's consolidated earnings during the year ended December 31, 2018.
Polyair Acquisition
On August 3, 2018, pursuant to a purchase agreement dated July 17, 2018, the Company acquired 100% of the outstanding equity in Polyair for a total net cash consideration of $145.0 million. The Company funded the acquisition with funds available under the Company’s 2018 Credit Facility.
Polyair is in the protective packaging business with seven manufacturing facilities and a distribution center in North America. Polyair's primary products consist of bubble cushioning, foam, mailers and air pillow systems, which are complementary to the Company’s product offering. The acquisition will further strengthen the Company’s product bundle and bring immediate and additional scale in protective packaging solutions. With the diverse set of customers between the Company and Polyair, this enhanced product bundle should facilitate significant cross-selling opportunities as both companies currently sell products through similar distribution and end user customer channels. Specifically, both companies have been focused on the e-commerce segment as a growth engine, which is expected to be leveraged even further with this combination. In addition to these revenue synergies, the Company expects to benefit from certain operational cost synergies.
The Company estimates that, on a pro forma basis and after making normalization adjustments, Polyair generated approximately $132 million of revenue and approximately $13 million in adjusted EBITDA in the twelve months ended December 31, 2018, and that it will be accretive to the Company's earnings in 2019, excluding M&A Costs. Integration costs are expected to be approximately $3 to $4 million in total with the majority expected to be recognized during 2019 and 2020. The Company estimates Polyair will generate approximately $20 to $22 million annually in adjusted EBITDA by 2021, which includes both revenue and cost synergies and organic growth driven primarily by the e-commerce business channel. Based on the acquisition price and the expected synergies, the post-transaction valuation multiple is expected to be approximately seven times adjusted EBITDA.
The impact of the Polyair Acquisition on the Company's consolidated earnings, including the impact of purchase accounting, was as follows (in millions of US dollars):

	Three months ended	August 3, 2018 through
	December 31, 2018	December 31, 2018
	$	$
Revenue	35.0	55.5
Net earnings (loss)	0.3	(0.7)
Airtrax Acquisition Through Capstone
On May 11, 2018, the Company acquired substantially all of the assets and assumed certain liabilities of Airtrax as part of a larger transaction involving Capstone and its minority shareholders. As part of the agreement, the minority shareholders of Capstone contributed in kind certain assets and liabilities valued at $13.4 million and formerly attributed to Airtrax’s woven product manufacturing operations in exchange for newly-issued shares of Capstone. On August 10, 2018, the Company acquired additional existing and newly-issued shares of Capstone in exchange for $3.6 million in cash as part of the same overall transaction. As a result of this purchase, the Company now has a controlling 55% ownership stake in Capstone with the minority shareholders of Capstone owning 45%. This now concludes the set-up of the intended ownership structure of the Capstone partnership.
Airtrax manufactures and sells woven products used in various applications, including in the building and construction industry. Under the new arrangement, the Company now controls a fully-operative woven manufacturing facility in Chopanki, India and is continuing to partner with the minority shareholders of Capstone in serving the transferred Airtrax customers while realizing savings from a low-cost manufacturing facility that is expected to support future revenue growth in woven products.
Alongside the acquired operations of Airtrax, the new greenfield manufacturing facility in Karoli, India ("Capstone Greenfield Project") is expected to bring even further capacity to Capstone in its ability to produce woven products primarily for the Company’s global distribution. The Capstone Greenfield Project is progressing on time and on budget, with commercial operations still expected to commence in the first half of 2019. The Company continues to expect an after-tax internal rate of return of at least 15% on this project.
The impact of the Airtrax Acquisition on the Company's consolidated earnings, including the impact of purchase accounting, was as follows (in millions of US dollars):

	Three months ended	May 11, 2018 through
	December 31, 2018	December 31, 2018
	$	$
Revenue	2.0	4.7
Net earnings	0.1	0.1
Powerband Acquisition
On November 16, 2018, the Company closed on its previously exercised call option to acquire the outstanding 26% interest in Powerband Industries Private Limited (doing business as "Powerband") for $9.9 million. The Company held the option under a shareholders agreement with the minority shareholders of Powerband, in which the Company acquired a 74% stake on September 16, 2016. The Company now owns all of the issued and outstanding common shares of Powerband. The Company had already transitioned all management responsibilities to a Company-appointed senior management team, so this transaction has not had any impact on day-to-day operations. In addition, the Company has continued to progress, on time and on budget, towards the completion of the Powerband Investment Project (1) which is anticipated in the first half of 2019 with expected total project expenditures of between $18 to $20 million.

(1)	“Powerband Investment Project” refers the construction of a greenfield carton-sealing tape manufacturing facility in India.
Outlook

The Company's expectations for fiscal year 2019 are as follows:

•
Revenue in 2019 is expected to be between $1,180 and $1,220 million, excluding the impact of any merger and acquisitions activity that takes place in 2019, and any significant fluctuations in selling prices caused by unforeseen variations in raw material prices.

•
Adjusted EBITDA for 2019 is expected to be between $164 and $174 million. As in previous years, the Company expects adjusted EBITDA to be proportionately higher in the second, third and fourth quarters of the year relative to the first quarter due to the effects of normal seasonality. This estimate includes the expected impact of new accounting guidance for leases whereby operating lease rent expense will be classified as amortization of the right-of-use asset and interest expense on the related lease obligation, both of which are items excluded from the non-GAAP measure adjusted EBITDA, estimated to be between $6 and $7 million for the year ended December 31, 2019. For the year ended December 31, 2018, rent expense included in adjusted EBITDA was $4.6 million related to operating leases that will be accounted for as right-of-use assets as of January 1, 2019.

•	Total capital expenditures for 2019 are expected to be between $45 and $55 million.

•
Excluding the potential impact of changes in the mix of earnings between jurisdictions, the Company expects a 25% to 30% effective tax rate for 2019 and cash taxes paid in 2019 to be two thirds of the income tax expense in 2019, as a result of the anticipated changes in the tax treatment of intercompany debt.

Results of Operations
Revenue
Revenue for the year ended December 31, 2018 totalled $1,053.0 million, a $154.9 million or 17.2% increase from $898.1 million for the year ended December 31, 2017, primarily due to:

•	Additional revenue of $91.4 million from the Cantech, Polyair, and Airtrax acquisitions;

•	An increase in average selling price, including the impact of product mix, of approximately 5.3% or $47.6 million primarily due to:

•	price increases mainly to mitigate input cost increases in certain tape, film, and woven products; and

•	a favourable product mix variance in the Company’s tape and film product categories; and

•	An increase in sales volume of approximately 1.8% or $15.9 million primarily due to an increase in demand for certain woven, film, and tape products.
Revenue for the year ended December 31, 2017 totalled $898.1 million, an $89.3 million or 11.0% increase from $808.8 million for the year ended December 31, 2016, primarily due to:

•	Additional revenue of $49.9 million due to the Cantech and Powerband acquisitions; and

•
An increase in average selling price, including the impact of product mix, of approximately 4.6% or $37.1 million primarily due to a favourable product mix variance in the Company’s tape, woven, and film product categories.

Revenue for the fourth quarter of 2018 totalled $287.7 million, a $50.3 million or 21.2% increase from $237.4 million for the fourth quarter of 2017, primarily due to:
•Additional revenue of $37.0 million primarily due to the Polyair and Airtrax acquisitions;

•	An increase in average selling price, including the impact of product mix, of approximately 2.9% or $6.9 million primarily due to:

•	price increases mainly to mitigate input cost increases in certain tape and woven products; and

•	a favourable product mix variance in the Company’s film and tape product categories; and

•	An increase in sales volume of approximately 2.7% or $6.4 million primarily due to an increase in demand for certain woven, film, and tape products.

Gross Profit and Gross Margin
Gross profit totalled $218.9 million for the year ended December 31, 2018, a $17.5 million or 8.7% increase from $201.4 million for the year ended December 31, 2017. Gross margin was 20.8% in 2018 and 22.4% in 2017.

•
Gross profit increased primarily due to additional gross profit from the Cantech, Polyair, and Airtrax acquisitions, an increase in sales volume, a decrease in plant-related operating costs, and an increase in spread between selling prices and combined raw material and freight costs. These favourable items were partially offset by an increase in medical costs and the non-recurrence of Insurance Proceeds of $2.1 million recorded in 2017.

•
Gross margin decreased primarily due to the dilutive gross margins of the Cantech and Polyair acquisitions, an unfavourable product mix, and an increase in medical costs. These unfavourable items were partially offset by a decrease in certain plant-related operating costs.

Gross profit totalled $201.4 million for the year ended December 31, 2017, a $9.9 million or 5.2% increase from $191.5 million for the year ended December 31, 2016. Gross margin was 22.4% in 2017 and 23.7% in 2016.

•
Gross profit increased primarily due to the favourable impact of the Company’s manufacturing cost reduction programs, additional gross profit from the Cantech and Powerband acquisitions, and a favourable product mix variance. These favourable items were partially offset by a reduction in Insurance Proceeds from $12.6 million recorded in 2016 to $2.1 million recorded in 2017, certain manufacturing production inefficiencies occurring mainly in older facilities and stronger manufacturing capacity utilization in 2016.

•
Gross margin decreased primarily due to a reduction in Insurance Proceeds, certain manufacturing production inefficiencies occurring in 2017 mainly in older facilities and stronger manufacturing capacity utilization in 2016. These unfavourable items were partially offset by the favourable impact of the Company’s manufacturing cost reduction programs.

Gross profit totalled $56.6 million for the fourth quarter of 2018, a $2.6 million or 4.8% increase from $54.0 million for the fourth quarter of 2017. Gross margin was 19.7% in the fourth quarter of 2018 and 22.8% in the fourth quarter of 2017.

•
Gross profit increased primarily due to additional gross profit from the Polyair and Airtrax acquisitions, an increase in sales volume, and an increase in spread between selling prices and combined raw material and freight costs. These favourable items were partially offset by an unfavourable product mix.

•
Gross margin decreased primarily due to an unfavourable product mix and the dilutive gross margins of the Polyair and Airtrax acquisitions. These unfavourable items were partially offset by a decrease in certain plant-related operating costs.

Selling, General and Administrative Expenses
SG&A totalled $122.5 million for the year ended December 31, 2018, a $14.9 million or 13.8% increase from $107.6 million for the year ended December 31, 2017. The increase was primarily due to (i) additional SG&A from the Polyair, Cantech and Airtrax acquisitions, (ii) an increase in employee-related costs to support growth initiatives in the business and (iii) an increase in variable compensation, partially offset by a decrease in share-based compensation mainly driven by a decrease in the fair value of cash-settled awards.
SG&A totalled $107.6 million for the year ended December 31, 2017, a $5.0 million or 4.9% increase from $102.6 million for the year ended December 31, 2016. The increase was primarily due to additional SG&A from the Cantech and Powerband acquisitions and an increase in M&A Costs, partially offset by a decrease in share-based compensation primarily driven by a decrease in the fair value of cash-settled awards.
As a percentage of revenue, SG&A expenses represented 11.6%, 12.0% and 12.7% for 2018, 2017 and 2016, respectively.
SG&A for the fourth quarter of 2018 totalled $31.5 million, a $2.7 million or 7.8% decrease from $34.1 million for the fourth quarter of 2017. The decrease was primarily due to a decrease in share-based compensation mainly driven by a decrease in the fair value of cash-settled awards and a decrease in employee-related costs mainly related to discretionary employee benefit contributions, partially offset by additional SG&A from the Polyair acquisition.
The following table presents M&A Costs included in SG&A:

	Three months ended		Twelve months ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017	December 31, 2016
	$	$	$	$
M&A Costs included in SG&A	2.2	1.9	7.5	5.8	2.4
Manufacturing Facility Closures, Restructuring and Other
Manufacturing facility closures, restructuring and other related charges totalled $7.1 million for the year ended December 31, 2018, a $5.7 million increase from $1.4 million for the year ended December 31, 2017. The increase was primarily due to non-cash impairments of property, plant and equipment and inventory as well as termination benefits and other labor related costs mainly related to the closure of the Johnson City, Tennessee manufacturing facility in 2018 as compared to charges incurred in 2017 discussed below.
Manufacturing facility closures, restructuring and other related charges totalled $1.4 million for the year ended December 31, 2017, a $1.0 million decrease from $2.4 million for the year ended December 31, 2016. The decrease was primarily due to a reduction in charges associated with the Fairless Hills, Pennsylvania manufacturing facility and the South Carolina Flood. These decreases were partially offset by the non-recurrence of the benefit from Insurance Proceeds received in 2016 and other small scale restructuring initiatives in 2017 associated with acquisition integration efforts, as well as charges related to product trials to support post-South Carolina Flood stencil production and other post-closure activities of the Columbia, South Carolina manufacturing facility. As part of its plan to realize operational synergies from the RJM Manufacturing LLC (d/b/a "TaraTape") acquisition completed in November 2015, the Company closed its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016. In the fourth quarter of 2017, the Company achieved a run rate of $4.0 million in annual synergies associated with the closure and integration of TaraTape.
Manufacturing facility closures, restructuring and other related charges totalled $1.6 million for the fourth quarter of 2018, a $1.1 million increase from $0.5 million fourth quarter of 2017. In the fourth quarter of 2018 charges were primarily due to non-cash impairments of property, plant and equipment related to the closure of the Johnson City, Tennessee manufacturing facility and in the fourth quarter of 2017 charges were mainly related to the South Carolina Flood and other small scale restructuring efforts.

Finance Costs (Income)
Finance costs for the year ended December 31, 2018 totalled $20.9 million, a $17.0 million increase from $3.8 million for the year ended December 31, 2017, primarily due to (i) an increase in interest expense resulting from higher average debt outstanding and higher average cost of debt, (ii) foreign exchange losses in 2018, compared to foreign exchange gains in 2017 (iii) the non-recurrence of the gain resulting from the Powerband non-controlling interest put options valuation remeasurement in 2017 (refer to Note 22 in the Company’s Financial Statements for more information regarding the options), and (iv) debt issue costs written off in the second quarter of 2018 as a result of refinancing and replacing the 2014 Revolving Credit Facility.
Finance costs for the year ended December 31, 2017 totalled $3.8 million, a $1.2 million decrease from $5.0 million for the year ended December 31, 2016, primarily due to an increase in foreign exchange gains and the Powerband non-controlling interest put options valuation remeasurement (refer to Note 22 in the Company’s Financial Statements for more information regarding the options). These favourable impacts were partially offset by an increase in interest expense as a result of higher average debt outstanding and higher average cost of debt.
Finance costs for the fourth quarter of 2018 totalled $9.6 million, an $11.7 million increase from finance income of $2.2 million for the fourth quarter of 2017, primarily due to (i) foreign exchange losses in the fourth quarter of 2018, compared to foreign exchange gains in the fourth quarter of 2017, (ii) an increase in interest expense resulting from higher average debt outstanding and higher average cost of debt, and (iii) the non-recurrence of the gain resulting from the Powerband non-controlling interest put options valuation remeasurement in 2017 (refer to Note 22 in the Company’s Financial Statements for more information regarding the options).
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
On December 22, 2017, the Tax Cuts and Jobs Act ("TCJA") was enacted into law in the US. The TCJA significantly changes the previously existing US tax laws and includes numerous provisions that have had an immediate effect on the Company’s business, and will affect certain aspects of the Company's business going forward. These changes include, but are not limited to, a reduction in the statutory corporate tax rate from 35% to 21%, an enhancement and extension through 2026 of bonus depreciation, limitations and eliminations of certain deductions, a one-time transition tax on deemed repatriation of deferred foreign income, and new tax regimes impacting how foreign-derived earnings and cross-border intercompany transactions may be subject to US tax. The Company recognized a net tax benefit of approximately $9.6 million in the fourth quarter of 2017 primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.
On September 12, 2018, the Company made an $11.3 million discretionary contribution to its US defined benefit pension plans. During the year ended December 31, 2018, the Company recognized a net federal tax benefit of approximately $1.3 million primarily due to the discretionary contribution deducted on the 2017 tax return at the higher 2017 US corporate tax rate, partially offset by the reversal of the related deferred tax asset recorded using the lower US corporate tax rate provided under the TCJA.
The table below reflects the calculation of the Company’s effective tax rate (in millions of US dollars):

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017	2016
	$	$	$	$	$
Income tax expense (benefit)	0.8	(2.5)	9.8	13.0	19.6
Earnings before income tax expense (benefit)	11.4	18.7	56.5	77.0	70.7
Effective tax rate	6.8%	(13.2)%	17.4%	16.9%	27.7%
The increase in the effective tax rate for the year ended December 31, 2018 compared to the same period in 2017 is primarily due to the non-recurrence of the TCJA net tax benefit in the fourth quarter of 2017, largely offset by the lower US corporate tax rate and the net tax benefit from the discretionary pension contribution.

The decrease in the effective tax rate for 2017 compared to 2016 is primarily due to the TCJA net tax benefit in the fourth quarter of 2017.
The increase in the effective tax rate for the three months ended December 31, 2018 compared to the same period in 2017 is primarily due to the non-recurrence of the TCJA net tax benefit in the fourth quarter of 2017, partially offset by the lower US corporate tax rate.
IPG Net Earnings
IPG Net Earnings totalled $46.8 million for the year ended December 31, 2018, a $17.5 million decrease from $64.2 million for the year ended December 31, 2017. The decrease was primarily due to (i) an increase in SG&A mainly due to additional SG&A from the Polyair, Cantech and Airtrax acquisitions, (ii) an increase in interest expense, (iii) foreign exchange losses in 2018, compared to foreign exchange gains in 2017 and (iv) an increase in manufacturing facility closures, restructuring and other related charges mainly related to non-cash impairment charges from the closure of the Johnson City, Tennessee manufacturing facility. These unfavourable impacts were partially offset by an increase in gross profit.
IPG Net Earnings totalled $64.2 million for the year ended December 31, 2017, a $13.1 million increase from $51.1 million for the year ended December 31, 2016. The increase was primarily due to an increase in gross profit and a decrease in income tax expense, partially offset by an increase in SG&A mainly due to additional SG&A from the Cantech and Powerband acquisitions.
IPG Net Earnings for the fourth quarter of 2018 totalled $10.6 million, a $10.7 million decrease from $21.3 million for the fourth quarter of 2017. The decrease was primarily due to (i) foreign exchange losses in the fourth quarter of 2018 compared to foreign exchange gains in the fourth quarter of 2017, (ii) an increase in interest expense and (iii) an increase in income tax expense. These unfavourable impacts were partially offset by a decrease in SG&A mainly due to the decrease in the fair value of cash-settled share-based compensation, and an increase in gross profit.
Non-GAAP Financial Measures
This MD&A contains certain non-GAAP financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, secured leverage ratio, total leverage ratio and free cash flows (please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA, Adjusted EBITDA and Leverage Ratios” section below for a description and reconciliation of EBITDA, adjusted EBITDA, and a description of secured leverage ratio and total leverage ratio, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share
A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-cash expenses and non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.
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

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of US dollars, except per share amounts and share numbers)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017	2016
	$	$	$	$	$
IPG Net Earnings	10.6	21.3	46.8	64.2	51.1
Manufacturing facility closures, restructuring and other related charges	1.6	0.5	7.1	1.4	2.4
M&A Costs	2.5	2.2	9.5	7.5	2.4
Share-based compensation expense	0.4	6.4	1.9	3.3	8.2
Impairment of long-lived assets and other assets	0.0	0.2	0.1	0.2	0.2
Loss on disposal of property, plant and equipment	0.0	0.0	0.2	0.3	0.1
Other item: Litigation Settlement	—	—	—	—	1.9
Income tax effect of these items	(0.9)	(3.1)	(3.3)	(3.5)	(4.8)
Other item: special income tax events (1)	—	(9.6)	—	(9.6)	—
Adjusted net earnings	14.2	17.9	62.2	63.7	61.6

IPG Net Earnings per share
Basic	0.18	0.36	0.79	1.09	0.87
Diluted	0.18	0.36	0.79	1.08	0.85

Adjusted earnings per share
Basic	0.24	0.30	1.06	1.08	1.05
Diluted	0.24	0.30	1.05	1.07	1.02

Weighted average number of common shares outstanding
Basic	58,831,432	58,831,518	58,815,526	59,072,119	58,727,751
Diluted	59,055,824	59,154,509	59,084,175	59,587,769	60,369,227

(1)
Represents the impact of the net tax benefit in the fourth quarter of 2017 resulting mainly from the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.

Adjusted net earnings totalled $62.2 million for the year ended December 31, 2018, a $1.5 million or 2.3% decrease from $63.7 million for the year ended December 31, 2017, primarily due to (i) an increase in interest expense, (ii) foreign exchange losses in 2018, and (iii) an increase in SG&A mainly due to an increase in employee-related costs to support growth initiatives and variable compensation expense. These unfavourable impacts were partially offset by a decrease in income tax expense and an increase in gross profit.
Adjusted net earnings totalled $63.7 million for the year ended December 31, 2017, a $2.1 million or 3.0% increase from $61.6 million for the year ended December 31, 2016. The increase was primarily due to organic growth in gross profit, partially offset by an increase in SG&A mainly due to employee-related costs to support growth initiatives.
Adjusted net earnings totalled $14.2 million for the fourth quarter of 2018, a $3.7 million or 20.5% decrease from $17.9 million for the fourth quarter of 2017. The decrease was primarily due to foreign exchange losses in the fourth quarter of 2018 and an increase in interest expense, partially offset by a decrease in income tax expense.

EBITDA, Adjusted EBITDA and Leverage Ratios
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings, the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.
The Company defines total leverage ratio as borrowings less cash divided by adjusted EBITDA and secured leverage ratio as secured borrowings less cash divided by adjusted EBITDA. Secured borrowings are defined as borrowings less Senior Unsecured Notes. The terms "total leverage ratio" and "secured leverage ratio" do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers with diversified sources of capital. Total leverage ratio and secured leverage ratio are not measurements of financial performance under GAAP and should not be considered as alternatives to any GAAP measure as an indicator of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. Total leverage ratio and secured leverage ratio are not presented as defined by applicable indentures and should not be considered as alternatives to the respective debt covenants described in the section below entitled "Liquidity and Borrowings." The Company has included these non-GAAP financial measures because it believes that they allow investors to make a meaningful comparison of the Company’s liquidity level and borrowing flexibility. In addition, total leverage ratio and secured leverage ratio are used by management in evaluating the Company’s performance because it believes that they allow management to monitor the Company's liquidity level and borrowing flexibility as well as evaluate its capacity to deploy capital to meet its strategic objectives.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017	2016
	$	$	$	$	$
Net earnings	10.6	21.2	46.6	64.0	51.1
Interest and other finance costs (income)	9.6	(2.2)	20.9	3.8	5.0
Income tax expense (benefit)	0.8	(2.5)	9.8	13.0	19.6
Depreciation and amortization	13.1	9.9	44.8	36.1	31.0
EBITDA	34.0	26.4	122.2	117.0	106.7
Manufacturing facility closures, restructuring and other related charges	1.6	0.5	7.1	1.4	2.4
M&A Costs	2.5	2.2	9.5	7.5	2.4
Share-based compensation expense	0.4	6.4	1.9	3.3	8.2
Impairment of long-lived assets and other assets	0.0	0.2	0.1	0.2	0.2
Loss on disposal of property, plant and equipment	0.0	0.0	0.2	0.3	0.1
Other Item: Litigation Settlement	—	—	—	—	1.9
Adjusted EBITDA	38.5	35.7	140.9	129.6	122.0

Adjusted EBITDA totalled $140.9 million for the year ended December 31, 2018, an $11.3 million or 8.7% increase from $129.6 million for the year ended December 31, 2017, primarily due to adjusted EBITDA contributed by Polyair and Cantech and organic growth in gross profit. These favourable impacts were partially offset by an increase in SG&A and the non-recurrence of Insurance Proceeds of $2.1 million recorded in 2017.

Adjusted EBITDA totalled $129.6 million for the year ended December 31, 2017, a $7.6 million or 6.2% increase from $122.0 million for the year ended December 31, 2016. The increase was primarily due to organic growth in gross profit and adjusted EBITDA contributed by Cantech, partially offset by a $10.5 million reduction in Insurance Proceeds and an increase in SG&A mainly due to employee-related costs to support growth initiatives in the business.
Adjusted EBITDA totalled $38.5 million for the fourth quarter of 2018, a $2.8 million or 8% increase from $35.7 million for the fourth quarter of 2017, primarily due to adjusted EBITDA contributed by the Polyair Acquisition and a decrease in SG&A mainly due to a decrease in employee-related costs related to discretionary employee benefit contributions, partially offset by a decrease in gross profit.
Comprehensive Income Attributable to Company Shareholders ("IPG Comprehensive Income")
IPG Comprehensive Income is comprised of IPG Net Earnings and other comprehensive income (loss) attributable to Company shareholders. IPG Comprehensive Income totalled $40.8 million for the year ended December 31, 2018, a $28.9 million or 41.5% decrease from $69.8 million for the year ended December 31, 2017. The decrease was primarily due to (i) lower IPG Net Earnings in 2018, (ii) an increase in losses arising on hedging instruments designated as hedges of the net assets in foreign operations in 2018 and (iii) less of a favourable foreign exchange impact from cumulative translation adjustments ("CTA") in 2018 compared to 2017. These unfavourable impacts were partially offset by gains from the remeasurement of the defined benefit liability.
IPG Comprehensive Income totalled $69.8 million for the year ended December 31, 2017, a $17.4 million or 33.3% increase from $52.4 million for the year ended December 31, 2016. The increase was primarily due to higher IPG Net Earnings in 2017 as well as an increase in favourable CTA in 2017.
IPG Comprehensive Income totalled $9.2 million for the fourth quarter of 2018, a $10.4 million decrease from $19.6 million for the fourth quarter of 2017. The decrease was primarily due to (i) lower IPG Net Earnings in the fourth quarter of 2018, (ii) an increase in losses arising on hedging instruments designated as hedges of the net assets in foreign operations in the fourth quarter of 2018, and (iii) a decrease in the change in fair value of interest rate swap agreements designated as cash flow hedges. These unfavourable impacts were partially offset by favourable foreign exchange impacts from CTA in the fourth quarter of 2018 compared to unfavourable foreign exchange impacts from CTA in the fourth quarter of 2017 and gains from the remeasurement of the defined benefit liability in the fourth quarter of 2018.

Off-Balance Sheet Arrangements
Letters of Credit
The Company had standby letters of credit issued and outstanding as of December 31, 2018 that could result in payments by the Company up to an aggregate of $7.4 million upon the occurrence of certain events. All of the letters of credit have expiry dates in 2019.
Capital Commitments
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $16.3 million as of December 31, 2018. It is expected that such amounts will be paid out in the next twelve months. In the event of cancellation, the penalties that would apply may be equal to the purchase price depending on the timing of the cancellation.
Raw Material Commitments
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2018, the Company had on hand $9.2 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through August 2020 totalling approximately $15.0 million as of December 31, 2018. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.
Utilities Commitments
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company has and expects to continue to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $5.8 million as of December 31, 2018 and would decline monthly based on actual service billings to date.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $9.5 million over the remaining term of the contract. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $3.9 million as of December 31, 2018. This amount declines annually until the expiration of the contract.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2022 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $6.4 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future or that would trigger any such penalty described above. The Company maintains no other off-balance sheet arrangements.
Related Party Transactions
The Company’s key personnel include all members of the Board of Directors and five members of senior management in 2018. Key personnel remuneration includes short-term benefits including base and variable compensation, deferred compensation, director retainer and committee fees, post-employment benefits and share-based compensation. Total key personnel remuneration included in the statement of consolidated earnings totalled $5.9 million for the year ended December 31, 2018, a decrease of $0.1 million from $6.0 million for the year ended December 31, 2017.
Total key personnel remuneration included in the statement of consolidated earnings totalled $6.0 million for the year ended December 31, 2017, a decrease of $4.3 million from $10.3 million for the year ended December 31, 2016. The decrease was primarily due to a decrease in share-based compensation mainly driven by a decrease in fair value of cash-settled awards.
Working Capital
The Company experiences some business seasonality that results in the Company’s efforts to effectively manage its working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to a higher level of sales invoiced towards the end of the quarter and inventory builds in anticipation of higher future sales, both of which typically occur in the first, second and third quarters and unwind in the fourth quarter. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.
The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 65 for the year ended December 31, 2018 from 61 for the year ended December 31, 2017. Days Inventory increased to 66 for the fourth quarter of 2018 from 65 in the fourth quarter of 2017. Inventories totalled $190.7 million as of December 31, 2018, a $43.9 million increase from $146.8 million as of December 31, 2017. The increase was primarily due to (i) additional inventory resulting from the Polyair, Maiweave and Airtrax acquisitions, (ii) an increase in production, including the utilization of completed capacity expansion projects and in preparation for the Johnson City, Tennessee manufacturing facility closure, and (iii) an increase in raw material costs and purchases. The calculations are shown in the following table:

	Three months ended		Year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Cost of sales (1)	$231.0	$183.4	$834.1	$696.7
Days in period	92	92	365	365
Cost of sales per day (1)	$2.5	$2.0	$2.3	$1.9
Average inventory (1)	$166.0	$129.1	$149.4	$115.9
Days inventory	66	65	65	61
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory
For purposes of this calculation inventory excludes items considered parts and supplies.

(1)	In millions of US dollars
The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO increased to 45 for the year ended December 31, 2018 from 43 for the year ended December 31, 2017. DSO was 41 in the fourth quarters of 2018 and 2017. Trade receivables totalled $129.3 million as of December 31, 2018, a $22.7 million increase from $106.6 million as of December 31, 2017. The increase was primarily due to an increase in the amount of revenue invoiced in the fourth quarter of 2018 as compared to the fourth quarter of 2017, including the impact of the Polyair, Maiweave, and Airtrax acquisitions.

The calculations are shown in the following table:

	Three months ended		Year ended
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Revenue (1)	$287.7	$237.4	$1,053.0	$898.1
Days in period	92	92	365	365
Revenue per day (1)	$3.1	$2.6	$2.9	$2.5
Trade receivables (1)	$129.3	$106.6	$129.3	$106.6
DSO	41	41	45	43
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO

(1)	In millions of US dollars
Accounts payable and accrued liabilities totalled $154.8 million as of December 31, 2018, an increase of 50.0 million from $104.8 million as of December 31, 2017. The increase was primarily due to the timing of payments for inventory and SG&A and the impact of the Polyair, Maiweave, and Airtrax acquisitions.
Liquidity and Borrowings
Senior Unsecured Notes
On October 15, 2018, the Company completed the private placement of $250 million aggregate principal amount of Senior Unsecured Notes due October 15, 2026 with certain guarantors and Regions Bank, as Trustee. The Company incurred debt issue costs of $5.1 million which were capitalized and are being amortized using the straight-line method over the eight-year term. The Company used the net proceeds to partially repay borrowings under the 2018 Credit Facility and to pay related fees and expenses, as well as for general corporate purposes. The Senior Unsecured Notes bear interest at a rate of 7.00% per annum, payable semi-annually, in cash, in arrears on April 15 and October 15 of each year, beginning on April 15, 2019.
As of December 31, 2018, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($245.3 million, net of $4.7 million in unamortized debt issue costs).
2018 Credit Facility
On June 14, 2018, the Company refinanced and replaced the 2014 Revolving Credit Facility with the 2018 Credit Facility. On the same date, the 2014 Revolving Credit Facility's outstanding balance of $304.7 million was repaid in full resulting in satisfaction and discharge of the first priority lien.
The 2018 Credit Facility consists of the $400.0 million 2018 Revolving Credit Facility and the $200.0 million 2018 Term Loan. The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR"), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (250 basis points as of December 31, 2018) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.
The 2018 Credit Facility provides a more favourable covenant structure and increased flexibility to the Company as compared to the previous credit facility.

The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio not to be more than 3.50 to 1.00, with an allowable temporary increase to 4.00 to 1.00 for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters, and a consolidated interest coverage ratio not to be less than 3.00 to 1.00. The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.42 and 7.17, respectively, as of December 31, 2018. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the year ended December 31, 2018.
As of December 31, 2018, the 2018 Term Loan's outstanding principal balance amounted to $195.0 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $26.4 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $221.4 million (net outstanding principal balance of $219.1 million, net of $2.3 million in unamortized debt issue costs). Standby letters of credit totalled $7.4 million resulting in total utilization under the 2018 Credit Facility of $228.8 million. Accordingly, the unused availability under the 2018 Credit Facility as of December 31, 2018 amounted to $366.2 million.
Other Borrowings
On February 6, 2018, Capstone entered into an Indian Rupee ("INR") 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") with committed funding and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") with uncommitted funding. Borrowings under the 2018 Capstone Credit Facility mature in June 2023, are guaranteed by the Company, and are otherwise unsecured.
As of December 31, 2018, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.9 million), and the total gross outstanding balance was INR 530.4 million ($7.6 million). Including INR 44.5 million ($0.6 million) in standby letters of credit, total utilization under the 2018 Capstone Credit Facility amounted to INR 574.9 million ($8.2 million). Accordingly, as of December 31, 2018, the 2018 Capstone Credit Facility's unused availability was INR 400.1 million ($5.7 million), comprised of committed availability under the Capstone Term Loan Facility equalling INR 162.6 million ($2.3 million) and uncommitted availability under the Capstone Working Capital Facility amounting to INR 237.5 million ($3.4 million).
On July 4, 2018, Powerband entered into an INR 1,300.0 million ($19.0 million) credit facility (“2018 Powerband Credit Facility”). In December 2018, Powerband amended the 2018 Powerband Credit Facility to reallocate and increase its credit limit by INR 100 million ($1.4 million), bringing the total 2018 Powerband Credit Facility limit to INR 1,400.0 million ($19.3 million). The 2018 Powerband Credit Facility is guaranteed by the Company, and local assets (carrying amount of $30.2 million as of December 31, 2018) are required to be pledged. Powerband is prohibited from granting liens on its assets without the consent of the lender under the 2018 Powerband Credit Facility. Funding under the 2018 Powerband Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. Additionally, under the terms of the 2018 Powerband Credit Facility, Powerband's debt to net worth ratio (as defined by the credit agreement) must be maintained below 3.00. Powerband was in compliance with the debt to net worth ratio (2.07 as of December 31, 2018) as of and for the year ended December 31, 2018.
As of December 31, 2018, the 2018 Powerband Credit Facility credit limit was INR 1,400.0 million ($20.0 million) and the total gross outstanding balance was INR 1,147.9 million ($16.4 million). Net of INR 5.5 million ($0.1 million) unamortized debt issue costs, the 2018 Powerband Credit Facility outstanding balance was INR 1,142.4 million ($16.3 million). Including INR 30.2 million ($0.4 million) in standby letters of credit, total utilization under the 2018 Powerband Credit Facility amounted to INR 1,178.1 million ($16.8 million). Accordingly, unused availability under the 2018 Powerband Credit Facility as of December 31, 2018 amounted to INR 221.9 million ($3.2 million).
Liquidity
The Company relies upon cash flows from operations and borrowings to meet working capital requirements, as well as to fund capital expenditures, mergers & acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes.
The Company’s liquidity risk management processes attempt to (i) maintain a sufficient amount of cash, and (ii) ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies with a goal of ensuring it has the necessary funds to fulfill its obligations for the foreseeable future.
The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available under the 2018 Credit Facility may be used, as needed, to fund more significant strategic initiatives.
As of December 31, 2018, the Company had $18.7 million of cash and $375.1 million of loan availability (comprised of committed funding of $368.5 million and uncommitted funding of $6.6 million), yielding total cash and loan availability of $393.9 million compared to total cash and loan availability of $186.6 million as of December 31, 2017. The increase in cash and loan availability is primarily due to increased capacity under the 2018 Credit Facility and the issuance of the $250 million Senior Unsecured Notes in October, 2018.
Cash Flows
The Company’s net working capital on the balance sheets increased during 2018 and 2017 due to the effects of business acquisitions. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2018 and 2017 working capital items appropriately exclude these effects.
Cash flows from operating activities decreased in the year ended December 31, 2018 by $1.3 million to $90.8 million from $92.1 million in the year ended December 31, 2017. Factors that decreased operating cash flows included an $11.3 million discretionary contribution to US defined benefit pension plans in 2018, plus year over year increases in working capital. The combination of accounts receivable, inventories, other current assets and accounts payable increased working capital by $27.4 million in 2018, compared to working capital increases of $18.2 million in 2017. These items were largely offset by an increase in gross profit and decreases in income taxes paid mainly as a result of the TCJA in 2018. Additional discussion on working capital changes is provided in the section entitled "Working Capital” above.
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
Cash flows from operating activities increased in the fourth quarter of 2018 by $10.9 million to $70.2 million from $59.3 million in the fourth quarter of 2017 primarily due to a greater increase in accounts payable and accrued liabilities resulting from the timing of payments near the end of the fourth quarter of 2018 compared to 2017, partially offset by an increase in inventories as discussed in the section entitled "Working Capital" above.
Cash flows used for investing activities increased in the year ended December 31, 2018 by $90.4 million to $243.3 million from $152.9 million in the year ended December 31, 2017, primarily due to a greater investment in strategic acquisitions, consisting of Polyair and Maiweave in 2018 for a total of $165.8 million, compared to Cantech and the Capstone partnership in 2017 for a total of $67.0 million.
Cash flows used for investing activities increased in the year ended December 31, 2017 by $61.1 million to $152.9 million from $91.8 million in the year ended December 31, 2016, primarily due to higher capital expenditures as well as the Cantech Acquisition and Capstone partnership in 2017 for a total of $67.0 million, compared to the Powerband Acquisition in 2016 for $41.9 million.
Cash flows used for investing activities increased by $24.5 million to $40.1 million in the fourth quarter of 2018 from $15.5 million in the fourth quarter of 2017 primarily due to the Maiweave Acquisition.
Cash flows from financing activities increased in the year ended December 31, 2018 by $116.4 million to an inflow of $164.2 million from an inflow of $47.7 million in the year ended December 31, 2017 and increased by $31.3 million to an outflow of $23.9 million in the fourth quarter of 2018 from an outflow of $55.2 million in the fourth quarter of 2017. The change in both periods is primarily due to an increase in net borrowings, partially offset by the settlement of the Company's call options to acquire the outstanding 26% interest in Powerband in 2018 and an increase in debt issuance costs primarily associated with the Senior Unsecured Notes and the 2018 Credit Facility. The increase in borrowings was primarily to fund strategic and growth acquisitions and other working capital requirements.
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
Free cash flows increased in the year ended December 31, 2018 by $8.2 million to $15.0 million from $6.8 million in the year ended December 31, 2017 primarily due to a decrease in capital expenditures.
Free cash flows decreased in the year ended December 31, 2017 by $51.3 million to $6.8 million from $58.2 million in the year ended December 31, 2016 due to an increase in capital expenditures and a decrease in cash flows from operating activities.
Free cash flows increased in the fourth quarter of 2018 by $6.7 million to $52.0 million from $45.3 million in the fourth quarter of 2017, primarily due to an increase in cash flows from operating activities, partially offset by an increase in capital expenditures.
A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of US dollars)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017	2016
	$	$	$	$	$
Cash flows from operating activities	70.2	59.3	90.8	92.1	108.1
Less purchases of property, plant and equipment	(18.2)	(14.0)	(75.8)	(85.3)	(50.0)
Free cash flows	52.0	45.3	15.0	6.8	58.2
Capital Resources
Capital expenditures totalled $18.2 million and $75.8 million in the three months and year ended December 31, 2018, respectively, as funded by the Company's borrowings and cash flows from operating activities. Capital expenditures for the year ended December 31, 2018 were primarily for property, plant and equipment to support the greenfield manufacturing facilities in India as well as capacity expansion at the Midland, North Carolina manufacturing facility ("Midland Expansion Project") and various other growth initiatives and maintenance needs. All of the Company's strategic and growth initiatives are currently expected to yield an after-tax internal rate of return greater than 15%.
In February 2019, the Company successfully commissioned its second water-activated tape line at the Midland, North Carolina manufacturing facility. The second production line is operating as planned in terms of timeline and is in line with expected capital expenditures. This expansion doubles the water-activated tape production capacity at the facility and supports growth in the e-commerce industry. The Company completed construction of the Midland manufacturing facility in 2017 and commissioned the first production line in the third quarter of 2017 for total invested capital of approximately $48 million. The first production line is operating at capacity so the second production line provides new capacity for anticipated growth. Another major initiative completed in 2018 was the expansion of the Company's specialty tape product offering ("Specialty Tape Project"). In all of these projects, the Company achieved or surpassed the related timeline and budgeted project spending goals.
The Company made significant progress on the both the carton-sealing tape and woven greenfield manufacturing facilities in India where facility construction has been completed and equipment installation and product trials have begun. Both projects are proceeding on time and on budget.

Estimates of completion and future expenditure levels, as well as capital expenditures to date, for selected strategic and growth initiatives are summarized in the table below (in millions of US dollars):

	Year ended December 31,	Approximate amounts based on current estimates
	2018	2019	Total Project	Completion Date
	$	$	$
Ongoing Initiatives:
Capstone Greenfield Project (1) (2)	16.9	3-7	28-32	First half of 2019
Midland Expansion Project	8.0	1-2	14-16	Early 2019
Powerband Investment Project (1)	6.9	3-6	18-20	First half of 2019
Utah Shrink Film Project	4.8	1-2	9-10	Early 2019 (3)
Initiative Completed in 2018:
Specialty Tape Project	1.0	—	6.2

(1)	Subject to FX impact.

(2)	Excluding any government subsidies.

(3)	Extension from previous completion estimate of end of 2018 primarily due to a supplier installation delay.
Capital expenditures to support maintenance needs are approximately $20 million annually. This amount has increased from previous years mainly due to the business acquisitions made in 2018 and 2017. The Company regards maintenance needs as those expenditures required to keep its equipment and premises in acceptable working order. However, the Company plans for on-going annual capital investments in excess of maintenance needs in order to ensure that it is supporting efficiency and effectiveness in its operations to keep it competitive with its peers. This additional investment is generally expected to result in total annual capital expenditures (including maintenance needs) that range between $40 to $60 million excluding any larger-scale strategic projects.
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $16.3 million as of December 31, 2018, primarily to support the initiatives discussed above. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.
Contractual Obligations
The Company’s principal contractual obligations and commercial commitments as of December 31, 2018 are summarized in the following table (in millions of US dollars):

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt principal obligations (2)	501.4	12.9	30.6	207.0	250.8
Standby letters of credit (2)	7.4	7.4	—	—	—
Finance lease obligations (3)	6.2	1.6	1.5	3.1	—
Pensions, post-retirement and other long-term employee benefit plans (4)	3.7	3.7	—	—	—
Operating lease obligations	35.5	8.5	11.5	9.4	6.1
Equipment purchase commitments	16.3	16.3	—	—	—
Utilities contract obligations (5)	21.7	6.7	9.0	5.1	1.0
Raw material purchase commitments (6)	24.2	22.0	2.2	—	—
Other obligations (7)	6.5	2.3	2.4	—	1.8
Total	622.9	81.4	57.2	224.6	259.8

(1)
"Less than 1 year" represents those payments due in 2019, "1-3 years" represents those payments due in 2020 and 2021, "3-5 years" represents those payments due in 2022 and 2023, while "After 5 years" includes those payments due in later years.

(2)	Refer to the previous section entitled "Liquidity and Borrowings" and Note 13 in the Company’s Financial Statements for a complete discussion of borrowings.

(3)	The figures in the table above include interest expense included in minimum lease payments of $0.5 million.

(4)
Pension, post-retirement and other long-term employee benefit plans includes contributions associated with defined benefit and defined contribution plans. Defined benefit plan contributions represent the minimum required amount the Company expects to contribute in 2019, including benefit payments associated with the health & welfare and other post-retirement plans. Defined benefit plan contributions beyond 2019 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.

Defined contribution plan contributions represent the obligation recorded as of December 31, 2018 to be paid in 2019. Certain defined contribution plan contributions beyond 2019 are not determinable since contribution to the plan is at the discretion of the Company.
Obligations under deferred compensation plans represent participant compensation deferrals and earnings and losses thereon. Amounts due to participants are payable based on participant elections. The amount and timing of a potential cash payment to settle these obligations is not determinable since the decision to settle is not within the Company’s control and, therefore, is not included in the table above. As of December 31, 2018, obligations under the deferred compensation plan totalled $2.6 million.
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

(7)
Other obligations include provisions for (i) environmental obligations primarily related to the Columbia, South Carolina manufacturing facility, (ii) restoration obligations associated with leased facilities, (iii) termination benefits primarily related to the Johnson City, Tennessee manufacturing facility closure and (iv) litigation provisions. Refer to Note 14 in the Company’s Financial Statements for a complete discussion of provisions and contingent liabilities.

The amount and timing of a potential cash payment to settle a deferred share unit ("DSU") is not determinable since the decision to settle is not within the Company’s control after the award vests and, therefore, is not included in the table above. As of December 31, 2018, the aggregate intrinsic value of outstanding vested DSUs was $2.4 million. Refer to the section below entitled "Capital Stock" for a discussion of share-based compensation plans.
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
Capital Stock and Dividends
Common Shares
As of December 31, 2018, there were 58,650,310 common shares of the Company outstanding.
Dividends
During the year ended December 31, 2018, cash dividends were paid as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 7, 2018	March 30, 2018	$0.14	March 20, 2018	58,807,410	$8.3
May 9, 2018	June 29, 2018	$0.14	June 15, 2018	58,817,410	$8.1
August 10, 2018	September 28, 2018	$0.14	September 14, 2018	58,817,410	$8.2
November 7, 2018	December 28, 2018	$0.14	December 14, 2018	58,867,410	$8.1

On March 12, 2019, the Board of Directors declared a dividend of $0.14 per common share payable on March 29, 2019 to shareholders of record at the close of business on March 22, 2019.
Since the dividend policy was reinstated in August 2012, the Company has paid $170.5 million in cumulative dividends, of which $32.8 million was paid in 2018.
The dividends paid in 2018 and payable in 2019 by the Company are "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada).
Share Repurchases
On July 23, 2018, the Company renewed the normal course issuer bid ("NCIB") under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2019. As of December 31, 2018 and March 12, 2019, 3,782,900 shares remained available for repurchase under the NCIB.
The Company's three previous NCIBs, which each allowed repurchases for cancellation of up to 4,000,000 common shares, expired on July 16, 2018, July 13, 2017 and July 9, 2016, respectively.
The table below summarizes the NCIB activity that occurred during the three months and year ended December 31:

	Three months ended December 31,				Year ended December 31,
	2018		2017		2018		2017
Common shares repurchased	217,100		71,800		217,100		487,300
Average price per common share including commissions	CDN$	16.02	CDN$	17.85	CDN$	16.02	CDN$	18.88
Total purchase price including commissions (1)		$2.6		$1.0		$2.6		$7.5

(1)	In millions of US dollars

Share-based Compensation
The Company's share-based compensation plans include: stock options, Stock Appreciation Rights ("SAR"), Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Deferred Share Units ("DSU").
On March 7, 2018, the Board of Directors approved the addition of RSUs as an available cash-settled award type. An RSU, as defined by the Amended and Restated Performance and Restricted Share Unit Plan, is a right to receive a cash payment equal to the five trading days volume weighted average price ("VWAP") of a common share of the Company on the Toronto Stock Exchange ("TSX") upon completion of time-based vesting conditions. Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. The fair value of RSUs is based on the five trading days VWAP of the Company’s common shares on the TSX at the end of each reporting period. The RSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant, unless vesting is accelerated based on retirement eligibility, death or disability.
The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018		2017
Equity-settled
Stock options granted	—	—	242,918	(1)	—
Stock options exercised	50,000	—	67,500		226,875
Cash proceeds (in millions of US dollars)	$0.5	—	$0.6		$1.5
Cash-settled
DSUs granted	26,031	—	69,234		48,179
DSUs settled	—	—	37,668		—
PSUs granted	—	—	284,571		358,386
PSUs (cancelled)/added by performance factor (2)	—	—	(2,125)		69,600
PSUs settled (2)	—	—	335,465		208,800
PSUs forfeited/cancelled	—	—	16,053		—
RSUs granted	—	—	113,047		—
RSUs forfeited/cancelled	—	—	1,228		—
SARs exercised	—	—	147,500		13,250
Cash settlements (in millions of US dollars)	—	—	$7.9		$4.3
Share-based compensation expense (in millions of US dollars)	$0.4	$6.4	$1.9		$3.3

(1)	In accordance with the TSX rules, no further grants of stock options have been made under the Company's Executive Stock Option Plan ("ESOP") since June 4, 2018, the date on which the ESOP elapsed.

(2)
The table below provides further information regarding the PSUs settled included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
June 11, 2014	June 22, 2017	139,200	150%	208,800
March 14, 2015	March 21, 2018	217,860	100%	217,860
May 14, 2015	May 22, 2018	115,480	100%	115,480
May 20, 2015	May 28, 2018	4,250	50%	2,125
As of December 31, 2018, $5.1 million was recorded in share-based compensation liabilities, current, and $4.1 million was recorded in share-based compensation liabilities, non-current.

The table below presents the share-based compensation expense recorded in earnings in SG&A by award type (in millions of US dollars):

	Three months ended December 31,		Year ended December 31,
	2018	2017	2018	2017
	$	$	$	$
Equity-settled	0.1	0.0	0.5	0.2
Cash-settled	0.2	6.3	1.4	3.1
Total	0.4	6.4	1.9	3.3
Pension and Other Post-Retirement Benefit Plans
On September 12, 2018, the Company made an $11.3 million discretionary contribution to its US defined benefit pension plans. These plans are near wholly funded on an accounting basis and as a result, the Company expects to reduce future contribution requirements and certain plan administration expenses.
The Company’s pension and other post-retirement benefit plans had an unfunded deficit of $14.9 million as of December 31, 2018 as compared to $29.3 million as of December 31, 2017. The decrease was primarily due to an increase in the fair value of plan assets resulting from the $11.3 million discretionary contribution, partially offset by unfavourable investment performance. In addition to the favourable change in plan assets, the net present value of the liability decreased mainly due to gains arising from changes in actuarial assumptions including an increase in the weighted average discount rate at year-end from 3.55% and 3.50% for US and Canadian plans, respectively, as of December 31, 2017 to 4.05% and 3.95% for US and Canadian plans, respectively, as of December 31, 2018.
Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2019. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.
Financial Risk, Objectives and Policies
Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings.
To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements. The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. If the underlying interest rate swap agreement is a qualifying cash flow hedge, these payments are recorded as an adjustment of interest expense on the hedged debt instruments and the related amount payable to or receivable from counterparties is included as an adjustment to accrued interest. Cash payments related to non-qualifying cash flow hedges are recorded as a reduction of the fair value of the corresponding interest rate swap agreement recognized in the balance sheet, which indirectly impacts the change in fair value recorded in earnings. The fair value of the derivative assets totalled $2.6 million as of December 31, 2018.
The terms of the interest rate swap agreements are as follows (in millions of US dollars, except as noted):

	Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
Qualifying cash flow hedges:			$		%
	June 8, 2017	June 20, 2022	40.0	Monthly	1.7900
	July 21, 2017	July 18, 2022	CDN 36.0 (1)	Monthly	1.6825
	August 20, 2018	August 18, 2023	60.0	Monthly	2.0450
Non-qualifying cash flow hedges:
	March 18, 2015	November 18, 2019	40.0	Monthly	1.6100

(1)	The notional amount will decrease by CDN$18.0 million on July 18, 2021 and 2022.

On August 20, 2018, an interest rate swap agreement with a notional amount of $60.0 million and fixed interest rate of 1.1970% matured and was settled in full.
Exchange Risk
The Company’s Financial Statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
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
Hedge of net investment in foreign operations
A foreign currency exposure arises from Intertape Polymer Group Inc.'s (the “Parent Company”) net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment to vary.
In 2018, the Parent Company completed the private placement of its USD denominated Senior Unsecured Notes which resulted in additional equity investments in IPG (US) Holdings Inc. The Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment. Gains or losses on the retranslation of this borrowing are transferred to other comprehensive income ("OCI") to offset any gains or losses on translation of the net investment in the subsidiary.
There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the amount of the fixed rate borrowing and is recorded in finance costs in other expense (income), net.
The amount related to items designated as hedging instruments in the hedge of a net investment are as follows for the year ended December 31, 2018:

	Notional Amount	Carrying Amount	Change in value used for calculating hedge ineffectiveness	Change in value of hedging instrument recognized in OCI	Hedge ineffectiveness recognized in earnings	Foreign exchange impact recognized in CTA
	$	$	$	$	$	$
Senior Unsecured Notes denominated in USD	250.0	245.3	(10.9)	(9.4)	(1.5)	—

The amounts related to items designated as hedged items are as follows for the year ended December 31, 2018:

	Change in value used for calculating hedge ineffectiveness	Foreign currency translation reserve
	$	$
Net investment in IPG (US) Holdings, Inc.	9.4	(9.4)

Litigation
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2018.
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
Estimation Uncertainty
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to amortization if there are indicators of impairment. Goodwill allocated to CGUs and intangible assets with indefinite useful lives are tested annually. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.
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
Allowance for doubtful accounts and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 22 of the Company’s Financial Statements for more information regarding the allowance for doubtful accounts and the related credit risks.
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
The Company's provisions include environmental and restoration obligations, termination benefits and other and litigation provisions. Refer to Note 14 of the Company’s Financial Statements for more information regarding provisions.

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
The model used by the Company for PSU awards subject to a market performance condition is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own common shares as well as those of a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards. For PSU awards subject to a non-market performance condition, management estimates the expected achievement of performance criteria using long range forecasting models.
Refer to Note 16 of the Company’s Financial Statements for more information regarding share-based payments.
Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 17 of the Company’s Financial Statements for more information regarding business acquisitions.
New Standards adopted as of January 1, 2018
IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 established a new control-based revenue recognition model, changed the basis for deciding when revenue is recognized at a point in time or over time, provided new and more detailed guidance on specific topics and expanded and improved disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018 and the Company adopted it as of this date. Management chose the modified retrospective method of adoption, and as a result, the 2017 comparative period has not been restated to conform to the new IFRS 15 requirements. There was no material impact to the Company’s financial statements as a result of adopting IFRS 15. The Company's accounting policy with respect to revenue recognition and additional disclosure relative to IFRS 15 are explained in the accounting policies below.
The Company adopted IFRS 9 (2013) - Financial Instruments effective January 1, 2015. IFRS 9 (2014) - Financial Instruments differs in some regards from IFRS 9 (2013). IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amended the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exceptions. The Company adopted IFRS 9 (2014) on January 1, 2018 and the new guidance resulted in enhancements to the Company's model that calculates the allowance for doubtful accounts on trade receivables for expected credit losses. There was no material impact to the Company’s financial statements as a result of adopting IFRS 9 (2014) and the 2017 comparative period has not been restated. The Company's accounting policy with respect to the allowance for doubtful accounts on trade receivables for expected credit losses are explained in the accounting policies below.
In the current year, the Company has applied a number of other amendments to IFRS Standards and Interpretations issued by the International Accounting Standards Board (IASB) that are effective for an annual period that begins on or after January 1, 2018. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.
New Standards and Interpretations Issued but Not Yet Effective
As of the date of authorization of the Company’s Financial Statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s Financial Statements, are detailed as follows:

IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. It will result in most leases being recognized on the balance sheet by lessees as lease liabilities with a corresponding right-of-use asset. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company will adopt IFRS 16 effective January 1, 2019 (hereafter "the initial application date"). The Company is acting as a lessee for its leases. Management has performed a review of the new guidance as compared to the Company's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Company's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the financial statements. The Company is using the modified retrospective approach for transition and as a result, the Company's 2018 financial statements will not be restated. Accordingly, the Company will make use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease and the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered or modified before January 1, 2019. The Company will apply recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items. Furthermore, the Company will use certain relevant practical expedients available under the modified retrospective approach. Specifically, these include (i) applying a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) relying on the assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review, (iii) excluding leases for which the lease term ends within 12 months of the date of initial application, (iv) excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application, and (v) using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.
The discount rates are based on market rates as of January 1, 2019 for a BB- rated industrial company issuing debt for maturities ranging from 3 months to 10 years. As of December 31, 2018, the Company has non-cancellable operating lease commitments of $35.5 million. Of these commitments, approximately $2.3 million relate to short-term and low value leases which will be recognized on a straight-line basis as expense in earnings. The adoption of this new guidance will result in changes to the balance sheet, including (i) the recognition of approximately $31.1 million in right-of-use assets included in property, plant and equipment, (ii) the recognition of approximately $31.5 million in lease liabilities included in borrowings, current and non-current, (iii) decrease of approximately $0.1 million in accounts payable and accrued liabilities and (iv) decrease of approximately $0.3 million in other liabilities.

Based on the Company's current portfolio of leases, management expects:

•
an increase in cash flows from operating activities and a decrease in cash flows from financing activities, as operating lease payments will be reclassified to financing cash flows as components of interest and lease obligations;

•
an insignificant change to net earnings and adjusted net earnings, but with reclassification of amounts between costs within operating profit and finance costs as operating lease costs are reclassified into amortization of the right-of-use asset and interest expense on the related lease obligation and

•
an increase in adjusted EBITDA, as operating lease rent expense will be classified as amortization of the right-of-use asset and interest expense on the related lease obligation, both of which are items excluded from the non-GAAP measure. For the year ended December 31, 2018, rent expense included in adjusted EBITDA was $4.6 million related to operating leases that will be accounted for as right-of-use assets as of January 1, 2019.

On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on January 1, 2020. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s financial statements.
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

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements. The CEO and CFO of the Company have evaluated whether there were changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. As a result of the Polyair Acquisition on August 3, 2018, the internal control over financial reporting utilized by the Company prior to the acquisition became the internal control over financial reporting of Polyair, and the Company is currently in the process of evaluating and integrating Polyair's historical internal controls over financial reporting with the Company's. During the three months ended December 31, 2018, other than continuing changes to internal control processes resulting from the Polyair Acquisition, there have been no material changes to the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting. Management’s assessment of internal control over financial reporting as of December 31, 2018 did not include the Polyair Acquisition consummated during fiscal year 2018. Polyair is included in the Company’s Financial Statements and represents 18% of total assets as of December 31, 2018 and 5% of revenues for the year then ended. Subject to the foregoing, the CEO and CFO have concluded that the Company’s internal control over financial reporting as of December 31, 2018 was effective.
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
Directors
The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the year during which each Director was first elected. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on June 6, 2019, at which time the current term of each Director will expire.

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
Chairman of the Board of Directors (2)

Director and Chairman of the Board of Parkland Fuel Corporation (1) (distributor and marketer of fuels and lubricants), 1999 to present

Chairman of the Supply and Development Committee of Parkland Fuel Corporation, 2009 to present

Director and Chairman of the Board of EnerCare Inc. (1) (home services company), 2002 to 2018

Director and Chairman of Human Resources Committee of RONA Inc. (retailer and distributor of hardware, building materials and home renovation products), 2004 to 2016

Director, Chairman of the Investment Committee, and Member of the Human Resources and Compensation Committee, Industrial Alliance Insurance and Financial Services Inc. (insurance company), 2002 to 2016
		2012

Name and City of Residence	Position and Occupation	First Year as Director
Jorge N. Quintas Porto, Portugal	Director President, Nelson Quintas SGPS, SA (manufacturer of electrical and telecommunication cables), 2009 to present	2009
Mary Pat Salomone Naples, Florida	Director Director, Herc Holdings Inc. (1) (rental company), 2016 to present Director, TransCanada Corporation (1) (energy infrastructure company), 2013 to present Director, TransCanada Pipelines Limited (1) (energy infrastructure company), 2013 to present Senior Vice President and COO, The Babcock & Wilcox Company (power generation systems and specialty manufacturer of nuclear components company), 2010 to 2013	2015
Gregory A.C. Yull Sarasota, Florida	Director CEO and President of the Company, 2010 to present President Tapes and Films Division of the Company, 2008 to 2010 Executive Vice President, Industrial Business Unit for Tapes and Films, 2004 to 2008	2010
Melbourne F. Yull Sarasota, Florida	Director Executive Director through June 8, 2010 Retired, 2006 to 2007 Prior thereto he was Chairman of the Board and Chief Executive Officer of the Company, 1981 to 2006 Father of Gregory A.C. Yull	1989-2006 2007

(1)	A publicly traded company.

(2)	On June 7, 2018, the Board of Directors appointed Mr. James Pantelidis as the new Chairman of the Board following the retirement of the former Chairman, Mr. George J. Bunze.
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

	Annual Board and Committee Fees Earned $	Allocation of Annual Fees(1)				Share-Based Awards
Name		DSUs(2) $	Cash $	Other $		DSUs(3) $
Robert M. Beil	65,000	—	65,000	—		112,061
George J. Bunze (4)	49,400	—	49,400	5,000	(5)	—
Frank Di Tomaso	70,000	—	70,000	—		101,739
Robert J. Foster	70,000	70,000	—	—		128,407
James Pantelidis (6)	89,759	—	89,759	—		102,167
Jorge N. Quintas	57,000	57,000	—	—		122,147
Mary Pat Salomone	65,000	—	65,000	—		90,660
Melbourne F. Yull	59,000	—	59,000	260,935	(7)	116,638

(1)	Under the DSU Plan, directors are able to elect to receive 0%, 50% or 100% of their annual retainer in the form of DSUs.

(2)
Amounts represent the grant date fair value of DSUs elected in lieu of cash for Board and Committee fees earned (see "Deferred Share Unit Plan" below for further details including number of shares issued).

(3)
Amounts represent the grant date fair value of DSUs granted. Amounts presented include quarterly dividend grant. Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees (see "Deferred Share Unit Plan" below for further details including number of shares issued).

(4)	Mr. Bunze retired from the Board in June, 2018.

(5)	Represents amounts paid with respect to a service award.

(6)	On June 7, 2018, the Board of Directors appointed Mr. James Pantelidis as the new Chairman of the Board following the retirement of the former Chairman, Mr. George J. Bunze.

(7)	Mr. Yull receives a pension from the Company (see “Pension and Other Post-Retirement Benefit Plans” below).

Senior Management Compensation
The following table sets forth the compensation paid, and benefits in kind granted, to senior management for the last fiscal year for services in all capacities to the Company, including contingent and deferred compensation (also see "US Deferred Compensation" below for additional details).

	Annual Compensation				Share-based Awards			Option-based Awards (5) $
Name	Salary (1) $	Bonus $	Other $		Performance Share Units (2) $	PSU Dividend Equivalent Settled (3) $	Restricted Share Units (4) $
Gregory A.C. Yull	799,575	757,417	36,513	(6)	1,012,937	116,736	462,473	462,916
Jeffrey Crystal	445,678	316,082	8,824	(7)	232,705	32,880	106,243	106,237
Douglas Nalette	379,561	175,987	—		123,203	24,000	56,249	56,243
Shawn Nelson	361,396	167,534	—		123,203	24,000	56,249	56,243
Joseph Tocci	338,154	156,550	—		123,203	16,656	56,249	56,243

(1)	Represents amounts included in each executive’s W-2, rather than the base salary amount.

(2)	Amounts represent the grant date fair value of PSUs granted (see "Performance and Restricted Share Unit Plan" below for further details including number of awards issued).

(3)
Amounts represent the lump-sum cash payment equal to the product that results from multiplying the number of settled PSUs by the amount of cash dividends per common share declared and paid by the Company from the date of grant of the PSUs to the settlement date (see "Performance and Restricted Share Unit Plan" below for further details including number of awards issued).

(4)	Amounts represent the grant date fair value of RSUs granted (see "Performance and Restricted Share Unit Plan" below for further details including number of awards issued).

(5)
Amounts represent the grant date fair value of stock options granted. In accordance with the TSX rules, no further grants of stock options have been made under the ESOP since June 4, 2018, the date on which the ESOP has elapsed. (see "Executive Stock Option Plan" below for further details including number of awards issued).

(6)	Represents amounts paid related to an auto allowance and club membership pursuant to the terms of Mr. Yull’s employment agreement.

(7)	Represents amounts paid related to a club membership, pursuant to the terms of Mr. Crystal's employment agreement.

US Deferred Compensation

In the US, the Company provides a deferred compensation plan to certain employees, including the members of senior management. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. The following table sets out the eligible compensation deferred in 2018 and the accumulated value as of December 31, 2018 for each member of senior management.

Name	Compensation Deferred in 2018 $	Accumulated Value at Year End $
Gregory A.C. Yull	476,406	513,841
Jeffrey Crystal	296,166	331,550
Douglas Nalette	—	—
Shawn Nelson	—	—
Joseph Tocci	157,653	229,350
2018 Senior Management Bonus Plan
Each of the members of senior management received a performance bonus for 2018. Bonuses were paid based on the level of achievement of financial objectives of the Company. The Company attributes to each executive, depending on his or her management level, a bonus target level set as a percentage of his or her salary, representing the amount that will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and 200% of the target bonus, based on the level of achievement of the predetermined objectives set out at the beginning of the fiscal year. The objectives and weight attached thereto are re-evaluated on an annual basis by the Human Resources and Compensation Committee of the Board of

Directors and communicated to the relevant individuals. The Human Resources and Compensation Committee has discretion to adjust bonus payments upwards or downwards to ensure that payouts are aligned with the Company's performance and reflect the level of risk undertaken to achieve results.

For the fiscal year ended December 31, 2018, the bonuses were based on the Company achieving certain target amounts for:
(i)     Compensation Adjusted EBITDA, which the Human Resources and Compensation Committee defines as Adjusted EBITDA excluding: (i) performance bonus expense; and (ii) the positive or negative impact on Adjusted EBITDA of the Polyair and Maiweave acquisitions in the current year. The Company defines Adjusted EBITDA as net earnings (loss) before: (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; (iv) depreciation of property, plant and equipment; (v) manufacturing facility closures, restructuring and other related charges (recoveries); (vi) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (vii) share-based compensation expense (benefit); (viii) impairment of goodwill; (ix) impairment (reversal of impairment) of long-lived assets and other assets; (x) write-down on assets classified as held-for-sale; (xi) (gain) loss on disposal of property, plant, and equipment; and (xii) other discrete items as disclosed; and
(ii)    Compensation Cash Flows, which the Human Resources and Compensation Committee defines as cash flows from operating activities excluding: (i) the cash flows from operating activities of the Polyair and Maiweave acquisitions in the current year; (ii) M&A Costs paid in the current year excluding certain costs associated with planned acquisition integration activities; (iii) discretionary contribution to US defined benefit pension plans made in the current year and (iv) the income tax effect of these items.
At the Human Resources and Compensation Committee’s recommendation, the Board of Directors elected to use Compensation Adjusted EBITDA and Compensation Cash Flows in determining bonuses for 2018 because certain expenses and charges expected (at the time of the Board’s election) to be incurred by the Company during the year (e.g., M&A Costs and manufacturing facility closures, restructuring and other related charges) were viewed to be in the long term interest of the Company and that such amounts should not impact the ability of senior management to achieve the performance bonus targets.
The target amount for Compensation Adjusted EBITDA for 2018 was set at $144,400,000 (the “Compensation Adjusted EBITDA Target”) and the target amount for Compensation Cash Flows for 2018 was set at $101,000,000 (the “Compensation Cash Flows Target”). The Company’s actual Compensation Adjusted EBITDA for 2018 was $140,859,000 which was 97.5% of the Compensation Adjusted EBITDA Target. The Company’s actual Compensation Cash Flows for 2018 was $105,501,000 which was 104.5% of the Compensation Cash Flows Target.
The following table presents the target incentive compensation as a percentage of salary, the indicators used in 2018 to measure the Company’s performance for purposes of the short-term incentive compensation program and their relative weight.

	Gregory A.C. Yull	Jeffrey Crystal	Douglas Nalette	Shawn Nelson	Joseph Tocci
2018 Annual Eligible Base Salary	$810,000	$448,050	$382,561	$364,186	$340,305
Incentive compensation as a percentage of salary:
Minimum	0%	0%	0%	0%	0%
Target	100%	75%	50%	50%	50%
Maximum	200%	150%	100%	100%	100%
Relative weight of financial indicators:
Compensation Adjusted EBITDA	75%	75%	75%	75%	75%
Compensation Cash Flows	25%	25%	25%	25%	25%
Total	100%	100%	100%	100%	100%

The bonus is calculated using, for each of the Compensation Adjusted EBITDA and Compensation Cash Flows objectives, the following formula and is equal to the sum of all results:

Annual Eligible Base salary at target	X	Bonus percentage (as determined based on the Company's performance relative to the applicable objective’s target and as capped by the applicable maximum)	X	Weight of financial indicator
For purposes of the above calculation, bonus percentage is between 50% and 100% if between approximately 90% and 100% of the target objectives were achieved by the Company, respectively. For achievement between 90% and 100%, the bonus percentage is interpolated between 50% and 100%. The Company's actual Compensation Adjusted EBITDA for 2018 yielded a bonus percentage of 86.4%. For achievement above 100%, the bonus percentage is capped at 100% for purposes of calculating the bonuses for each of the Compensation Adjusted EBITDA and Compensation Cash Flows objectives but such achievement triggers respective additional “reach” bonuses described below.
The members of senior management were also eligible for an additional bonus calculated using a Compensation Adjusted EBITDA target amount of $157,400,000 (the “Reach Adjusted EBITDA Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum (i.e., it cannot exceed 1)):

Actual Compensation Adjusted EBITDA – Compensation Adjusted EBITDA Target	X	Maximum bonus amount – Target bonus amount	X	Weight of financial indicator
Reach Adjusted EBITDA Target – Compensation Adjusted EBITDA Target
The members of senior management were also eligible for an additional bonus calculated using a Compensation Cash Flows target amount of $110,000,000 (the “Reach Cash Flows Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum (i.e., it cannot exceed 1)):

Actual Compensation Cash Flows – Compensation Cash Flows Target	X	Maximum bonus amount – Target bonus amount	X	Weight of financial indicator
Reach Cash Flows Target – Compensation Cash Flows Target
The following table presents the target objectives for 2018 approved by the Board of Directors and the results achieved by the Company.

	Target	Actual	Evaluation of Performance
	$	$	%
Compensation Adjusted EBITDA	144,400,000	140,859,000	97.5
Compensation Cash Flows	101,000,000	105,501,000	104.5
Reach Adjusted EBITDA	157,400,000	140,859,000	89.5
Reach Cash Flows	110,000,000	105,501,000	95.9
The following table presents, for each target objective, the bonus amount earned by each member of senior management for 2018.

	Gregory A.C. Yull	Jeffrey Crystal	Douglas Nalette	Shawn Nelson	Joseph Tocci
	$	$	$	$	$
Compensation Adjusted EBITDA	524,769	217,706	123,923	117,971	110,236
Compensation Cash Flows	202,500	84,009	47,820	45,523	42,538
Reach Adjusted EBITDA	—	—	—	—	—
Reach Cash Flows	101,262	42,010	23,913	22,764	21,272
Bonus Correction (1)	(71,114)	(27,643)	(19,669)	(18,724)	(17,496)
Total	757,417	316,082	175,987	167,534	156,550
(1)    Represents correction of the computation of Compensation Cash Flows for 2017.

Incentive Plan Awards
Performance and Restricted Share Unit Plan (formerly known as the Performance Share Unit Plan)
On March 7th, 2018, the Board of Directors approved the addition of RSUs as an available award type under the PSU and RSU Plan.
The purpose of the PSU and RSU Plan is to provide participants with a proprietary interest in the Company to: (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company; (b) furnish an incentive to such participants to continue their services for the Company; and (c) provide a means through which the Company may attract potential employees. The PSU and RSU Plan is administered by the Human Resources and Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs and RSUs to eligible persons.
A PSU, as defined by the PSU and RSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU and RSU Plan, to receive a cash payment equal to the VWAP of the Company's shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
The number of PSUs granted prior to December 31, 2017 which will be eligible to vest can range from 0% to 150% of the Target Shares ("Target Shares" reflects 100% of the PSUs granted) based on the Company's total shareholder return ("TSR") ranking relative to a self-selected peer group of companies ("Peer Group") over the measurement period as outlined in the following table. Further, first quartile means the top performing quartile and fourth quartile means the bottom performing quartile.

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
First Quartile TSR ranking	150%
Second Quartile TSR ranking	100%
Third Quartile TSR ranking	50%
Fourth Quartile TSR ranking	0%
The number of PSUs granted subsequent to December 31, 2017 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

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
A RSU, as defined by the PSU and RSU Plan, represents the right of a participant, once such RSU is earned and has vested in accordance with the PSU and RSU Plan, to receive a cash payment equal to the VWAP of the Company's shares on the TSX for the five consecutive trading days immediately preceding the day of settlement. The fair value of RSUs is calculated based on the VWAP of the Company's shares on the TSX for the five consecutive trading days immediately preceding the reporting period end date. Changes in the fair value of the liability will be reflected in SG&A.
On February 17, 2017, the Board of Directors approved amendments to the PSU and RSU Plan to provide for only cash settlement of PSU awards. As a result of the amendment, prospectively and until award settlement, the Company will remeasure the fair value of the awards at each reporting period end date and present the cash-settled awards as a liability within the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current, for amounts expected to settle in more than twelve months. PSUs granted prior to December 31, 2017 are subject to a market performance condition as well as a time-based vesting condition. Accordingly, the fair value of PSUs granted prior to December 31, 2017 is based on the Monte Carlo valuation model at each reporting period end date. PSUs granted subsequent to December 31, 2017 are subject to a market (50 percent) and non-market performance condition (50 percent) as well as a time-based vesting condition. Accordingly, the fair value of PSUs granted subsequent to December 31, 2017 is based 50 percent on the Monte Carlo valuation model at each reporting period end date and 50 percent on the Company's VWAP of common shares on the TSX for the five consecutive trading days immediately preceding the reporting period end multiplied by the number of PSUs expected to vest based on estimated achievement of non-market performance criteria at the reporting period end. Expense is recognized over the vesting period. Changes in the fair value of the liability will be reflected in SG&A. Prior to the amendment, PSUs were to be settled in common shares of the Company. The expense was based on the grant date fair value of the awards expected to vest over the vesting period with a corresponding adjustment through contributed surplus.
Additionally, the PSU and RSU Plan provides that, as soon as reasonably practicable following the settlement date, the Company or a subsidiary will make a lump-sum cash payment to an executive officer or employee, net of any withholdings, in an amount equal to the product that results from multiplying the number of settled PSUs and RSUs by the amount of cash dividends per common share declared and paid by the Company from the date of grant of the PSUs and RSUs to such executive officer or employee to the settlement date.
The performance and vesting period for PSUs granted prior to December 31, 2017, is the period from the date of grant through the third anniversary of the date of grant. The PSUs are expensed over the vesting period, unless vesting is accelerated based on retirement eligibility, death or disability.
For PSUs granted subsequent to December 31, 2017, the performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant, unless vesting is accelerated based on retirement eligibility, death or disability.
RSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant, unless vesting is accelerated based on retirement eligibility, death or disability. No RSUs were granted or outstanding as of December 31, 2017.

PSU Grants During the Most Recently Completed Fiscal Year
The following table sets out the details of all PSU grants to the members of senior management during the fiscal year ended December 31, 2018.

Name	PSU Awards granted	% of total PSU awards granted in fiscal year	Market value on date of grant CDN$(1)	Expiration date
Gregory A.C. Yull	56,779	20%	$23.29	12/31/2021
Jeffrey Crystal	13,044	5%	$23.29	12/31/2021
Douglas Nalette	6,906	2%	$23.29	12/31/2021
Shawn Nelson	6,906	2%	$23.29	12/31/2021
Joseph Tocci	6,906	2%	$23.29	12/31/2021

(1)
The base value (or grant date fair value) of a PSU is based 50% on the VWAP of the common shares of the Company on the TSX for the five trading days preceding the grant date (CDN$21.22, USD$16.29) and 50% on an estimated value derived using the Monte Carlo simulation model implemented in a risk-neutral framework considering the following assumptions:

PSU Grant Date	March 21, 2018
Grant recipient	All NEOs above
Performance period starting price	CDN$21.13
Valuation date stock price	CDN$20.59
Estimated dividend yield	0%
US risk-free interest rate	2.43%
Canadian risk-free interest rate	1.96%
Estimated volatility	30%
Term	3 years
Result	CDN$25.36
(USD$19.39)
Year-End Unvested PSU Awards and Values
The following table sets out for each of the members of senior management the total number of unvested PSU awards held as of December 31, 2018 and the value of such unvested awards at that date.

Name	Number of PSUs at fiscal year-end	Number of PSUs adjusted for TSR at fiscal year end(1)	Value of PSUs at fiscal year-end CDN$ (2)
	Unvested	Unvested	Unvested
Gregory A.C. Yull	255,979	148,680	2,462,137
Jeffrey Crystal	62,440	39,438	653,089
Douglas Nalette	33,142	20,922	346,465
Shawn Nelson	33,142	20,922	346,465
Joseph Tocci	30,934	19,818	328,182

(1)
The final number of PSUs that vest will range from 0% to 175% of the initial number awarded based on predetermined performance criteria. Based on the Company’s performance as of December 31, 2018, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2018, would be as follows:

Grant Date	% of Target Shares
March 21, 2016	50%
December 20, 2016	—%
March 20, 2017	50%
March 21, 2018	113%

(2)	The fair value of the PSUs is based on the five-day VWAP of the common shares of the Company on the TSX on December 31, 2018 (CDN$ 16.56).

RSU Grants During the Most Recently Completed Fiscal Year
The following table sets out the details of all RSU grants to the members of senior management during the fiscal year ended December 31, 2018.

Name	RSU Awards granted	% of total RSU awards granted in fiscal year	Market value on date of grant CDN$(1)	Expiration date
Gregory A.C. Yull	28,390	25%	$21.22	12/31/2021
Jeffrey Crystal	6,522	6%	$21.22	12/31/2021
Douglas Nalette	3,453	3%	$21.22	12/31/2021
Shawn Nelson	3,453	3%	$21.22	12/31/2021
Joseph Tocci	3,453	3%	$21.22	12/31/2021

(1)	The grant date fair value of a RSU is based on the VWAP of the common shares of the Company on the TSX for the five trading days preceding the grant date, March 21, 2018 (CDN$21.22, USD$16.29).
Year-End Unvested RSU Awards and Values
The following table sets out for each of the members of senior management the total number of unvested RSU awards held as of December 31, 2018 and the value of such unvested awards at that date. No RSUs were vested as of December 31, 2018.

Name	Number of RSUs at fiscal year-end	Value of RSUs at fiscal year-end CDN$ (1)
Gregory A.C. Yull	28,390	470,138
Jeffrey Crystal	6,522	108,004
Douglas Nalette	3,453	57,182
Shawn Nelson	3,453	57,182
Joseph Tocci	3,453	57,182

(1)	The fair value of the RSUs is based on the five-day VWAP of the common shares of the Company on the TSX on December 31, 2018 (CDN$ 16.56).
Deferred Share Unit Plan
The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Human Resources and Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. Under the DSU plan, each director may receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company.
A DSU, as defined by the Company’s DSU Plan, is a right that has a value equal to the VWAP of the shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.

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
On September 10, 2018, the Board of Directors approved amendments to the DSU Plan in order to provide that the participants in the DSU Plan be also entitled to a dividend equivalent payment, payable in additional DSUs equal to the amount of dividends paid on Shares to which the DSUs held by them relate.
DSU Grants During the Most Recently Completed Fiscal Year
The following table sets out the details for the fiscal year ended December 31, 2018 of all DSU grants to directors, including dividend equivalents and DSUs elected in lieu of cash by the directors for semi-annual director fees granted as of December 31, 2018.

Name	Grant date	DSU Awards granted		% of total DSU awards granted in fiscal year	Market value on date of grant CDN$	Expiration date
Robert M. Beil	6/15/2018	5,172		7%	$18.81	n/a
	10/11/2018	2,182		3%	$19.35	n/a
	12/31/2018	310		—%	$16.48	n/a
George J. Bunze	3/16/2018	3,311	(1)	5%	$21.76	n/a
Frank Di Tomaso	6/15/2018	5,172		7%	$18.81	n/a
	10/11/2018	1,559		2%	$19.35	n/a
	12/31/2018	243		—%	$16.48	n/a
Robert J. Foster	3/16/2018	2,033	(1)	3%	$21.76	n/a
	6/15/2018	5,172		7%	$18.81	n/a
	10/11/2018	3,097		4%	$19.35	n/a
	11/19/2018	2,448	(2)	4%	$18.18	n/a
	12/10/2018	2,657	(2)	4%	$17.27	n/a
	12/31/2018	506		1%	$16.48	n/a
James Pantelidis	6/15/2018	5,172		7%	$18.81	n/a
	10/11/2018	1,587		2%	$19.35	n/a
	12/31/2018	243		—%	$16.48	n/a
Jorge N. Quintas	3/16/2018	1,655	(1)	2%	$21.76	n/a
	6/15/2018	5,172		7%	$18.81	n/a
	10/11/2018	2,733		4%	$19.35	n/a
	11/19/2018	1,993	(2)	3%	$18.18	n/a
	12/10/2018	2,164	(2)	3%	$17.27	n/a
	12/31/2018	448		1%	$16.48	n/a
Mary Pat Salomone	6/15/2018	5,172		7%	$18.81	n/a
	10/11/2018	876		1%	$19.35	n/a
	12/31/2018	189		—%	$16.48	n/a
Melbourne F. Yull	6/15/2018	5,172		7%	$18.81	n/a
	10/11/2018	2,466		4%	$19.35	n/a
	12/31/2018	330		—%	$16.48	n/a

(1)    Represents grant of DSUs elected in lieu of cash for semi-annual directors’ fees earned in 2017.
(2)    Represents grant of DSUs elected in lieu of cash for semi-annual directors’ fees earned in 2018.

Year-End Vested DSU Awards

The following table sets out for each of the directors the total number of vested DSUs as of December 31, 2018 and the value of such vested DSUs at that date.

Name	Number of vested DSUs outstanding at fiscal year-end	Value of vested DSUs outstanding CDN$ (1)
Robert M. Beil	27,201	450,449
George J. Bunze (2)	—	—
Frank Di Tomaso	21,285	352,480
Robert J. Foster	44,372	734,800
James Pantelidis	21,313	352,943
Jorge N. Quintas	39,315	651,056
Mary Pat Salomone	16,548	274,035
Melbourne F. Yull	28,959	479,561

(1)	The value of vested DSUs is based on the five-day VWAP of the common shares of the Company on the TSX on December 31, 2018 (CDN$ 16.56).

(2)	Mr. Bunze retired from the Board in June, 2018. Upon retirement, 37,668 DSUs were settled in cash for a total payment of $546,186.
Executive Stock Option Plan
The purpose of the Executive Stock Option Plan ("ESOP") is to promote a proprietary interest in the Company among the executives, key employees and consultants of the Company and its subsidiaries, in order to both encourage such persons to further the development of the Company and assist the Company in attracting and retaining key personnel necessary for the Company’s long-term success. The Board of Directors designates from time-to-time those persons to whom options are to be granted and determines the number of common shares subject to such options. Generally, participation is limited to persons holding positions that can have an impact on the Company’s long-term results.
The ESOP provides that the total number of common shares reserved for issuance thereunder is equal to 10% of the issued and outstanding common shares of the Company from time to time. The ESOP is considered to be an “evergreen” plan, because the number of common shares covered by options which have been exercised will be available for subsequent grants under the ESOP and the number of options available for grants increases as the number of issued and outstanding common shares of the Company increases. As such, under the rules of the TSX, a security-based arrangement such as the ESOP must, when initially put in place, receive shareholder approval at a duly-called meeting of shareholders and the unallocated options are subject to ratification by shareholders every three years thereafter. Shareholders last ratified unallocated options under the ESOP at an annual and special meeting of shareholders of the Company held on June 4, 2015. In accordance with the TSX rules, no further grants of stock options have been made under the ESOP since June 4, 2018, the date at on which the ESOP has elapsed (see "2019 ESOP" below for further details.)
The number of common shares to which the options relate is determined by taking into account, inter alia, the market value of the common shares and each optionee’s base salary.
The following is a description of certain features of the ESOP (for further details regarding the ESOP, please see Exhibit 4.1 to this Form 20-F):

•
options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;

•
options that are granted to directors who are not executive officers of the Corporation vest 25% on the date of grant, with another 25% vesting on each of the first three anniversaries of the date of the grant. Under the current amended plan, all other options granted vest as to one-third on each of the first, second and third anniversaries of the date of grant. Previously, the ESOP provided that such stock options granted, other than to directors who are not executives, vest 25% per year over four years;

•
the exercise price of the options is determined by the Board of Directors, but cannot be less than the “Market Value” of the common shares of the Company, defined in the ESOP as the closing price of the common shares on the TSX for the day immediately preceding the effective date of the grant; and

•
certain limitations exist on the number of options, common shares reserved for issuance, number of common shares issuable and the number of common shares issued to certain individuals over certain time periods.

As of December 31, 2018, there were options outstanding under the ESOP to purchase an aggregate of 1,009,793 common shares, representing 1.7% of the issued and outstanding common shares of the Company, and a total of 766,875 options exercisable.
Option Grants During the Most Recently Completed Fiscal Year
The following table sets out the details of all options granted to the members of senior management during the fiscal year ended December 31, 2018. During 2018, there were no options granted to directors.

Name	Options granted	% of total options granted in fiscal year	Exercise Price CDN$	Market value on date of grant CDN$(1)	Expiration date
Gregory A.C. Yull	117,194	48%	$21.76	$5.06	3/13/2028
Jeffrey Crystal	31,431	13%	$21.76	$4.33	3/13/2023
Douglas Nalette	16,640	7%	$21.76	$4.33	3/13/2023
Shawn Nelson	16,640	7%	$21.76	$4.33	3/13/2023
Joseph Tocci	16,640	7%	$21.76	$4.33	3/13/2023

(1)	The grant date fair value of awards is estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Option Grant Date	March 13, 2018	March 13, 2018
Grant recipient	All NEOs above except Gregory A.C. Yull	Gregory A. C. Yull
Stock price at grant date	CDN$21.76	CDN$21.76
Exercise price of awards	CDN$21.76	CDN$21.76
Expected dividends	3.3%	3.3%
Canadian risk-free interest rate	2.01%	2.10%
Estimated volatility	31%	33%
Expected life	4 years	5.6 years

Year-End Unexercised Options and Option Values
The following table sets out for each of the directors and members of senior management the total number of unexercised options held as of December 31, 2018 and the value of such unexercised options at that date.

Name	Number of unexercised options at fiscal year-end Exercisable / Unexercisable		Value of unexercised “in the money” options at fiscal year-end Exercisable / Unexercisable CDN$ (1)
Robert M. Beil	10,000	—	48,800	—
George J. Bunze (2)	—	—	—	—
Frank Di Tomaso	—	—	—	—
Robert J. Foster	10,000	—	48,800	—
James Pantelidis	10,000	—	48,800	—
Jorge N. Quintas	—	—	—	—
Mary Pat Salomone	—	—	—	—
Melbourne F. Yull	—	—	—	—
Gregory A.C. Yull	320,000	117,194	1,480,000	—
Jeffrey Crystal	32,500	31,431	155,350	—
Douglas Nalette	32,500	16,640	142,025	—
Shawn Nelson	82,500	16,640	386,025	—
Joseph Tocci	70,000	16,640	331,400	—

(1)
The value of unexercised “in-the-money” options is calculated using the closing price of the common shares of the Company on the TSX on December 31, 2018 (CDN$ 16.92) less the respective exercise prices of the options.

(2)	Mr. Bunze retired from the Board in June, 2018. Upon retirement, 10,000 stock options with an exercise price of CDN$12.04 were exercised.

2019 ESOP

On March 12, 2019, the Board of Directors adopted the 2019 ESOP. Accordingly, at the Annual Meeting of Shareholders to be held on June 6, 2019 (the “Meeting”), shareholders will be asked to consider and if deemed advisable, to approve with or without variation, an ordinary resolution (the “2019 ESOP Resolution”) approving the 2019 ESOP, as required by the TSX. The text of the 2019 ESOP Resolution will be annexed as Schedule B to the Circular for the Meeting.

In accordance with the rules of the TSX, in order to be adopted, the 2019 ESOP Resolution must be approved by a majority of the votes cast by the shareholders of the Company, either present in person or represented by proxy at the Meeting. If the 2019 ESOP Resolution is not passed at the Meeting, any stock options granted will be cancelled and no further grants of stock options will be made under the 2019 ESOP.

The purpose of the 2019 ESOP is to promote a proprietary interest in the Company among the executives, key employees and consultants of the Company and its subsidiaries, in order to both encourage such persons to further the development of the Company and assist the Company in attracting and retaining key personnel necessary for the Company’s long-term success. The Board of Directors designates from time-to-time those persons to whom options are to be granted and determines the number of common shares subject to such options. Generally, participation is limited to persons holding positions that can have an impact on the Company’s long-term results. The number of common shares to which the options relate is determined by taking into account, inter alia, the market value of the common shares and each optionee’s base salary.

The following is a description of certain features of the 2019 ESOP (for further details regarding the 2019 ESOP, please see Exhibit 4.10 to this Form 20-F):

•
the Board of Directors has the discretion to determine the vesting schedule of the options and the Board of Directors shall have the full power and authority to accelerate the vesting or exercisability of all or any portion of any option;

•
the exercise price of the option is determined by the Board of Directors, but shall not be less than the closing price of the common shares of the Company on the TSX for the day immediately preceding the effective date of the grant; and

•
certain limitations exist on the number of options, common shares reserved for issuance, number of common shares issuable and the number of common shares issued to certain individuals over certain time periods.

As of March 27, 2019, no stock options had been granted under the 2019 ESOP.

Stock Appreciation Rights Plan
The purpose of the Stock Appreciation Rights Plan is to: (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain the key employees necessary for the Company’s long-term success. The Stock Appreciation Rights Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award stock appreciation rights (“SARs”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years. No SARs were granted in 2018. No SARs were outstanding as of December 31, 2018.
Clawback Policy
In April 2014, the Board of Directors adopted a “clawback” policy, pursuant to which the Company may recoup from executive officers or employees of the Company and its subsidiaries, as the case may be, annual incentive bonuses, special bonuses, other incentive compensation and equity-based awards, whether vested or unvested, paid, issued or granted to them, in the event of fraud, restatement of the Company’s financial results, material errors or omissions in the Company’s financial statements, or other events as may be determined from time to time by the Board of Directors in its discretion. To-date, the Company has not been required to apply the "clawback" policy.
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
Defined Contribution Pension Plans
The Company maintains defined contribution pension plans in the US and Canada. Each member of senior management participates in the “US Plan”. The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the US Internal Revenue Code. Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Company may make discretionary contributions for the benefit of eligible employees. The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The following table sets out the Company’s contributions to the pension plan payable for 2018 for each member of senior management.

Name	Company Contributions $
Gregory A.C. Yull	9,900
Jeffrey Crystal	9,900
Douglas Nalette	9,900
Shawn Nelson	9,900
Joseph Tocci	9,900
Total Cash Payments
Total cash payments for employee future benefits for 2018, consisting of cash contributed by the Company to its defined benefit pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $19.0 million ($8.4 million in 2017).

Executive Employment Contracts and Change of Control Agreements
The following agreements between the Company and members of senior management were in effect at the end of 2018.
The Company entered into “change of control, non-interference and confidentiality” agreements as of January 28, 2001 with Shawn Nelson, as of October 28, 2004 with Douglas Nalette, and as of September 8, 2006 with Joseph Tocci. These agreements include provisions regarding confidentiality, non-interference and non-solicitation covenants, and ownership of intellectual property, among other things. The non-interference and non-solicitation covenants survive for 12 months following the employee's voluntary termination of employment, provided however that if the employee resigns within six months after a Change of Control (as defined in such agreements), such covenants shall be null and void.
The “change of control, non-interference and confidentiality” agreements provide also that if, within a period of six months after a Change of Control of the Company: (a) the executive voluntarily terminates his employment with the Company; or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to (i) severance equal to 12 months of such executive’s base salary at the effective date of such resignation or termination and 12 months of car allowance, if applicable, (ii) 12 months of continued health insurance coverage then in effect if permitted by its carrier and, if applicable, 12 months' use of the company car, and (iii) accelerated vesting of any unvested stock options.
Furthermore, without regard to whether the executive has terminated employment, these agreements also provide that if during the term of the executive’s employment a bona fide offer is made to all shareholders of the Company which, if accepted, would result in a change of control of the Company, then, subject to any applicable law, all of the executive’s stock options which have not yet become vested and exercisable shall become vested and exercisable immediately. Upon expiry of such bona fide offer, if it does not result in a change of control of the Company, all of the executive’s unexercised stock options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.
On August 2, 2010, the Company entered into an Executive Employment Agreement with Gregory A.C. Yull, as supplemented to date (the "Yull Agreement"). Pursuant to the terms of the Yull Agreement, Mr. Yull received an annual base salary of $450,000 which increased to $475,000 commencing June 1, 2011 and to $500,000 commencing on June 1, 2012. Also pursuant to the terms of the Yull Agreement, as of June 1, 2013 and thereafter, annual base salary adjustment has been and will be determined by the Board. Mr. Yull shall also be entitled to a performance bonus for each fiscal year ranging from zero to 100% of his then current annual base salary (zero to 150% effective beginning with the 2013 Senior Management Bonus Plan and zero to 200% effective beginning with the 2018 Senior Management Bonus Plan as resolved by the Board of Directors) based on the achievement of specific goals that are mutually agreed to between Mr. Yull and the Board. For 2018, Mr. Yull’s bonus was based on the Company achieving certain target amounts for Compensation Adjusted EBITDA Targets, Compensation Cash Flow Targets, Reach Adjusted EBITDA Targets and Reach Cash Flow Targets, as further described above in the Section entitled “2018 Senior Management Bonus Plan”.
The Yull Agreement includes provisions regarding confidentiality, non-solicitation and non-compete covenants, and ownership of intellectual property, among other things. The non-compete and non-solicitation covenants survive for 12 months following termination of employment, provided however that in the event of a termination of employment resulting in severance being payable following termination other than for cause or resignation for Good Reason (as defined in the Yull Agreement) more than 24 months after a Change of Control (as defined in the Yull Agreement) as described below, the covenants survive for 24 months following termination of employment.
In the event the Company terminates Mr. Yull’s employment without Cause, or Mr. Yull terminates his employment for Good Reason (except as otherwise summarized in the next paragraph), Mr. Yull shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years and severance pay in an amount equal to two times the sum of his annual base salary and the average performance bonus paid to Mr. Yull in the last two fiscal years ending on the date prior to his date of termination. In addition, all unvested options that would otherwise vest during the 24 months following the date of termination shall be immediately vested and remain exercisable for a period of 12 months. Mr. Yull shall also be entitled to participate, at active employee rates, in the benefits under the Company's medical and dental benefit program for 24 months and will receive disability and life insurance benefits pursuant to any benefit plans and programs then provided by the Company generally to its executives for a period of 18 months following the date of termination. Lastly, the defined benefit supplemental pension summarized below shall vest.

In the event that the Company terminates Mr. Yull’s employment without Cause or Mr. Yull terminates his employment for Good Reason within two years of a Change of Control, then he shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years and severance pay in an amount equal to three times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination. In addition, all unvested stock options held by Mr. Yull that would otherwise vest during the 36 months following the date of termination shall immediately vest and remain exercisable for a period of 36 months following the date of termination. Mr. Yull shall also be entitled to participate, at active employee rates, in the benefits under the Company’s medical and dental benefit program for 36 months (or, if earlier, until such time as he reaches the age of eligibility for coverage under Medicare) and will receive disability and life insurance benefits pursuant to any benefit plans and programs then provided by the Company generally to its executives and continue for a period of 36 months following the date of termination. Lastly, the defined benefit supplemental pension summarized below shall vest.
Under the Yull Agreement, in the event that Mr. Yull’s employment is terminated as a result of his Permanent Disability, as defined in the Yull Agreement, or death, he shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred and all unvested stock options held by Mr. Yull shall immediately vest and remain exercisable for a period of nine months following the date of termination for Permanent Disability or death.
Pursuant to a retirement agreement, dated August 10, 2017 amending and restating certain retirement benefit provisions in the Yull Agreement, unless terminated by the Company for Cause (as defined in the Yull Agreement), he shall receive a defined benefit supplemental pension annually for life equal to the lesser of: (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60 or younger; and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Company, with such payments to begin at age 60. In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplemental pension benefit that was being paid to Mr. Yull at the time of his death or that would have been paid to Mr. Yull if he had retired on the date of his death. The retirement benefits set forth above were vested upon the completion of five years of service.
On May 5, 2017, the Company entered into an Executive Employment Agreement with Jeffrey Crystal (the "Crystal Agreement"), which supersedes the previous terms of employment mutually agreed upon by the Company and Mr. Crystal on March 21, 2014. Pursuant to the terms of the Agreement, Mr. Crystal receives an annual base salary of $435,000 which will be reviewed annually by the Board. Mr. Crystal shall also be entitled to a performance bonus for each fiscal year ranging from zero to 120% of his then-current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Crystal and the Board. For 2018, Mr. Crystal's bonus maximum was increased to 150% of his annual base salary and was based on the Company achieving certain target amounts for Compensation Adjusted EBITDA Targets and Compensation Cash Flow Targets, as further described above in the Section entitled “2018 Senior Management Bonus Plan”. In addition, the Company agreed to cover certain of Mr. Crystal’s relocation costs.
The Crystal Agreement includes provisions regarding confidentiality, non-solicitation and non-competition covenants, and ownership of intellectual property, among other things. The non-competition and non-solicitation covenants survive for 24 months following termination of employment.
In the event that Mr. Crystal’s employment is terminated by the Company other than for cause or in connection with a Change of Control (as defined in the Crystal Agreement), then he shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years and severance pay in an amount equal to one and a half times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination.
Alternatively, if Mr. Crystal is involuntarily terminated or terminates his employment for Good Reason (as defined in the Crystal Agreement) within six months of a Change of Control, then he shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years and severance pay in an amount equal to two times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination.
If Mr. Crystal is entitled to severance payments and elects continuation coverage of any Company medical insurance benefits, the Company will pay to the plan(s) on Mr. Crystal's behalf for the duration of the period in which he is receiving severance payments.

Under the Crystal Agreement, in the event that Mr. Crystal’s employment is terminated as a result of his death or disability, he shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years.
The PRSU Plan, subject to conditions contained therein, includes certain accelerated vesting provisions that would be triggered in the event of the participant’s termination, retirement, death or disability.
Estimated Termination Payments
The table below reflects incremental amounts or values, in addition to salary and bonuses that have already been earned, that would have been payable to or received by each member of senior management if his employment had been terminated on December 31, 2018 based on the terms described above:

		Severance	RSUs (1)	PSUs (1)	Other Payments (2)	Total
Name	Event	$	$	$	$	$
Gregory A.C. Yull	Termination other than for cause or Resignation for good reason	3,200,785	—	—	49,408	3,250,193
	Termination other than for cause or resignation for good reason within 24 months from a Change of Control (3)	4,801,178	361,689	3,419,051	81,741	8,663,659
	Retirement	—	—	—	—	—
	Permanent disability	—	361,689	3,419,051	—	3,780,740
	Death	—	361,689	3,419,051	—	3,780,740
Jeffrey Crystal	Termination other than for cause	1,132,427	—	—	34,613	1,167,040
	Termination other than for cause or resignation for good reason within 6 months from a Change of Control (3)	1,509,902	83,090	837,923	46,151	2,477,066
	Retirement	—	—	—	—	—
	Permanent disability	—	83,090	837,923	—	921,013
	Death	—	83,090	837,923	—	921,013
Douglas Nalette	Termination other than for cause	—	—	—	—	—
	Termination other than for cause or resignation within 6 months from a Change of Control (3)	382,561	43,991	444,743	14,709	886,004
	Retirement	—	—	356,760	—	356,760
	Permanent disability	—	43,991	444,743	—	488,734
	Death	—	43,991	444,743	—	488,734
Shawn Nelson	Termination other than for cause	—	—	—	—	—
	Termination other than for cause or resignation within 6 months from a Change of Control (3)	364,186	43,991	444,743	24,427	877,347
	Retirement	—	—	—	—	—
	Permanent disability	—	43,991	444,743	—	488,734
	Death	—	43,991	444,743	—	488,734
Joseph Tocci	Termination other than for cause	—	—	—	—	—
	Termination other than for cause or resignation within 6 months from a Change of Control (3)	340,305	43,991	414,660	24,107	823,063
	Retirement	—	—	—	—	—
	Permanent disability	—	43,991	414,660	—	458,651
	Death	—	43,991	414,660	—	458,651

(1)	The value of the PSUs and RSUs is based on the five-day VWAP of Shares on the TSX on December 31, 2018 (being CDN$ 16.56, USD$ 12.18). Includes dividend equivalent amounts.

(2)	Represents continuation of benefits, including medical, dental and other insurance benefits.

(3)
Change of Control as defined by the applicable employment agreement and plan documents. The same amount would be payable if PSUs and RSUs were not assumed in the event of Change of Control. For PSUs and RSUs the amounts above apply only to terminations other than for cause by the Company (and not resignations) within 12 months of a Change of Control.

As of December 31, 2018, unvested stock options were not in-the-money and as such would have resulted in nil incremental value to each member of senior management if his employment had been terminated on December 31, 2018. There would be nil incremental amounts payable to each member of senior management if his employment had been terminated for cause on December 31, 2018.

C.	BOARD PRACTICES
Term
The Company has eight Directors. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on June 6, 2019, at which time the current term of each Director will expire.
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
Ms. Salomone graduated from Baldwin Wallace College with a Masters of Business Administration and from Youngstown State University with a Bachelor of Engineering in Civil Engineering. Ms. Salomone is a Director of TransCanada Corporation and TransCanada Pipelines Limited since 2013 where she serves on the Human Resources Committee and the Health, Safety, Sustainability and Environment Committee. Ms. Salomone is also a Director of Herc Holdings, Inc. (equipment rental company) since 2016. She is the chairperson of the Compensation Committee, as well as a member of the Nominating and Governance Committee at Herc Holdings. Ms. Salomone was the Senior Vice President and Chief Operating Officer of The Babcock & Wilcox Company (“B&W”) (power generation company) from January 2010 to June 2013. Ms. Salomone serves as a trustee of the Youngstown State University Foundation.
The mandate of the Human Resources and Compensation Committee consists of ensuring the direction and implementation of the Company’s wage and compensation plans, policies, and programs.
The Human Resources and Compensation Committee Charter is included as Exhibit 15.2 to this Form 20-F.
Audit Committee
The Audit Committee is appointed by the Board and is currently composed of three Directors, Frank Di Tomaso (Chairman), Robert J. Foster, and Mary Pat Salomone. Each of the Audit Committee members is independent and financially literate as such terms are defined by Canadian Multilateral Instrument 52-110-Audit Committees.
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
As of December 31, 2018, the Company had 3,472 total employees; 2,119 in the US, 745 in Canada, 514 in India, 80 in Portugal, 11 in the rest of Europe and 3 in Mexico. As of December 31, 2018, 766 held either sales-related, administrative, information technology or research and development positions and 2,706 were employed in operations. The Company does not employ a significant number of temporary employees. The Company's total employees increased from 2,585 as of December 31, 2017 mainly as a result of the Polyair and Airtrax acquisitions in 2018.
The table below presents details of the hourly employees that are unionized and subject to a collective bargaining agreement at the Company's manufacturing facilities:

Manufacturing facility	Hourly employees	Collective bargaining agreement expiration date
Delta, British Columbia	14	March 31, 2019
Carbondale, Illinois	100	March 4, 2021
Chicago, Illinois	89	June 6, 2021
Marysville, Michigan	145	April 30, 2021
Carlstadt, New Jersey	33	June 30, 2020
Cornwall, Ontario	121	March 6, 2021
Toronto, Ontario	49	October 31, 2019
Montreal, Quebec	25	April 15, 2021
Menasha, Wisconsin	184	July 31, 2022
Other than the strike at its Brantford, Ontario manufacturing facility in 2008, which is now closed, the Company has never experienced a work stoppage and it considers its employee relations to be satisfactory.

E.	SHARE OWNERSHIP
The following table sets out for each of the Directors and members of senior management the number of common shares of the Company owned or controlled by each, as of March 13, 2019.

Name	Number of Shares Owned	% of Shares Outstanding
Robert M. Beil	42,133	0.07%
George J. Bunze (1)	N/A	N/A
Frank Di Tomaso	10,000	0.02%
Robert J. Foster	50,100	0.09%
James Pantelidis	31,560	0.05%
Jorge N. Quintas	50,508	0.09%
Mary Pat Salomone	—	—
Melbourne F. Yull	1,734,629	2.96%
Gregory A.C. Yull	708,619	1.21%
Jeffrey Crystal	20,820	0.04%
Douglas Nalette	127,803	0.22%
Shawn Nelson	139,670	0.24%
Joseph Tocci	62,752	0.11%

(1)    Mr. Bunze retired from the Board in June, 2018.
Directors who are not executive officers of the Company are required to own a minimum of 10,000 shares within five years of joining the Board of Directors in order to remain eligible for future grants of DSUs. On February 3, 2016, the Board determined that DSUs will be included in determining whether the minimum share ownership requirements have been satisfied, on the basis that each DSU is equivalent to one common share for purposes of such determination. As of March 13, 2019, all of the seven directors who are not executive officers of the Company are in compliance with the share ownership requirement.
The Board of Directors has determined that the Company’s minimum share ownership requirement shall apply to the CEO, CFO and all the Company’s other NEOs as identified in the Company’s management information circular. The three NEOs are currently Douglas Nalette, Shawn Nelson and Joseph Tocci. The Board of Directors has further determined that, for the CEO, the minimum share ownership requirement is shares having a value equal to at least two times his annual salary, and for the CFO and the three other NEOs, the minimum share ownership requirement is shares having a value equal to at least one time their respective annual salaries. As of March 13, 2019, the CEO, CFO and the NEOs are in compliance with the minimum share ownership requirement.
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
As of March 13, 2019, the Directors and senior management owned an aggregate of 2,978,594 common shares of the Company, being 5.1% of the issued and outstanding common shares of the Company. The common shares held by the Directors and senior management do not have different voting rights from those held by the other shareholders of the Company.
Please see the heading “Executive Stock Option Plan” above in this section for a description of the Company’s Amended Executive Stock Option Plan.

The following table sets forth all vested and unvested outstanding options granted to the Company’s Directors and senior management through March 13, 2019:

Name	Number of options outstanding	Exercise price of options CDN$	Expiration date of options
Robert M. Beil	10,000	12.04	6/5/2019
George J. Bunze (1)	—	—	—
Frank Di Tomaso	—	—	—
Robert J. Foster	10,000	12.04	6/5/2019
James Pantelidis	10,000	12.04	6/5/2019
Jorge N. Quintas	—	—	—
Mary Pat Salomone	—	—	—
Melbourne F. Yull	—	—	—
Gregory A.C. Yull	160,000	12.04	6/5/2023
	160,000	12.55	3/17/2024
	117,194	21.76	3/13/2028
Jeffrey Crystal	32,500	12.14	5/13/2020
	31,431	21.76	3/13/2023
Douglas Nalette	32,500	12.55	3/17/2020
	16,640	21.76	3/13/2023
Shawn Nelson	50,000	12.04	6/5/2019
	32,500	12.55	3/17/2020
	16,640	21.76	3/13/2023
Joseph Tocci	50,000	12.04	6/5/2019
	20,000	12.55	3/17/2020
	16,640	21.76	3/13/2023
 (1)    Mr. Bunze retired from the Board in June, 2018.

Item 7:	Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS
As of March 13, 2019, to the knowledge of the Company, there were no shareholders who beneficially own, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company.
As of December 31, 2018, the number of record holders is estimated to be as follows: 29,599 in Canada, 772 in the US and 324 elsewhere. Of the 58,650,310 common shares issued and outstanding on December 31, 2018, such record holders are estimated to hold 35,624,293 shares in Canada, 18,072,873 shares in the US, and 4,953,144 shares elsewhere, equaling 60.74%, 30.81% and 8.45%, respectively.
The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal person. There are no arrangements known to the Company that could result at a subsequent date in a change of control of the Company.

B.	RELATED PARTY TRANSACTIONS
To the knowledge of the Company, for the period from the beginning of 2018, none of its directors or officers or any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to the Company’s shares, any associate or affiliate of any such person, or any close member of any such person’s family, has any material interest in any transaction since the beginning of the last completed financial year or in any proposed transactions that has materially affected or will materially affect the Company or any of its affiliates.

C.	INTERESTS OF EXPERTS AND COUNSEL
Not Applicable.

Item 8:	Financial Information

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards.

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The Consolidated Financial Statements of the Company for the years ended December 31, 2018, 2017, and 2016 include the following:

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

Legal or Arbitration Proceedings
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually, or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of December 31, 2018.
Dividends
The Board of Directors of the Company adopted a Dividend Policy on August 14, 2012 providing for semi-annual dividend payments. On August 14, 2013, the Board of Directors modified the Company’s dividend policy to provide for quarterly dividend payments.
The following table sets forth the changes in the amount of the annualized dividend in the Company's Dividend Policy:

Date Approved by Board of Directors	Annualized Dividend Per Share Before Modifications	Annualized Dividend Per Share After Modification	Change in Annualized Dividend Per Share
July 7, 2014	USD$ 0.32	USD$ 0.48	50%
August 12, 2015	USD$ 0.48	USD$ 0.52	8.3%
August 10, 2016	USD$ 0.52	USD$ 0.56	7.7%
So long as the payments do not result in a violation of the Company’s covenants with its lenders, and subject to the provisions of the Canada Business Corporations Act relating to the declaration and payment of dividends, there are no other restrictions that would prevent the Company from paying dividends.
The following table sets forth the dividends paid for each of the years in the three-year period ended December 31, 2018:

Date Declared	Record Date	Date Paid	Amount per Share
March 9, 2016	March 21, 2016	March 31, 2016	USD$ 0.13
May 9, 2016	June 15, 2016	June 30, 2016	USD$ 0.13
August 10, 2016	September 15, 2016	September 30, 2016	USD$ 0.14
November 10, 2016	December 15, 2016	December 30, 2016	USD$ 0.14
March 8, 2017	March 21, 2017	March 31, 2017	USD$ 0.14
May 8, 2017	June 15, 2017	June 30, 2017	USD$ 0.14
August 10, 2017	September 15, 2017	September 29, 2017	USD$ 0.14
November 10, 2017	December 15, 2017	December 29, 2017	USD$ 0.14
March 7, 2018	March 20, 2018	March 30, 2018	USD$ 0.14
May 9, 2018	June 15, 2018	June 29, 2018	USD$ 0.14
August 10, 2018	September 14, 2018	September 28, 2018	USD$ 0.14
November 7, 2018	December 14, 2018	December 28, 2018	USD$ 0.14

The Company has determined it is appropriate to declare its dividend in US dollars because most of its cash flows are in US dollars. The Company has paid no other dividend in the past three years other than as set forth above. For details regarding the Company’s covenants with its lenders please refer to the 2018 Credit Facility Agreement, filed as Exhibit 4.7, the 2014 Credit Facility Agreement, as amended, filed as Exhibit 4.6 and the Senior Unsecured Notes indenture, filed as Exhibit 2.2, to this Form 20-F.

B.	SIGNIFICANT CHANGES
No significant changes have occurred since the date of the annual financial statements.

Item 9:	The Offer and Listing

A.	OFFER AND LISTING DETAILS
The Company sells its shares in Canada on the TSX under the trading symbol “ITP” and in the US on the OTC Pink Marketplace under the trading symbol “ITPOF”.

The Company has authorized an unlimited number of voting common shares without par value. The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares. As of December 31, 2018, there were 58,650,310 issued and outstanding common shares and no issued and outstanding preferred shares of the Company.

B.	PLAN OF DISTRIBUTION
Not Applicable.

C.	MARKETS
The Company sells its shares in Canada on the TSX under the trading symbol “ITP” and in the US on the OTC Pink Marketplace under the trading symbol “ITPOF”.

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
3.Description of Share Capital
The authorized capital of the Company consists of an unlimited number of common shares and non-voting Class A preferred shares, issuable in series. The following is a summary of the material provisions which attach to the common shares and Class A preferred shares and is qualified by reference to the full text of the rights, privileges, restrictions and conditions of such shares.
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
The following is a description of the material contracts the Company was a party to during the last two fiscal years ended December 31, 2018, regardless of when they were initially entered into by the Company, either directly or through one of its subsidiaries, and that are not in the ordinary course of the Company’s business:

•	an Amended Executive Stock Option Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Amended Executive Stock Option Plan, see Exhibit 4.1 to this Form 20-F.

•
an Amended Stock Appreciation Rights Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Amended Stock Appreciation Rights Plan, as amended, see Exhibit 4.2 to this Form 20-F.

•
an Amended and Restated Deferred Share Unit Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Amended and Restated Deferred Shared Unit Plan, see Exhibit 4.3 to this Form 20-F.

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

•
a 2014 Revolving Credit Facility Agreement dated November 18, 2014 (and since amended on January 28, 2016, September 2, 2016, January 27, 2017, June 9, 2017 and June 14, 2017), among the Company and certain of its subsidiaries, the Lenders referred to therein, Wells Fargo Bank, National Association as Administrative Agent, Swingline Lender and Issuing Lender, Bank of America, N.A. as Syndication Agent, and Wells Fargo Securities, LLC

and Merrill Lynch, Pierce, Fenner & Smith Incorporated as Joint Lead Arrangers and Joint Bookrunners. The 2014 Revolving Credit Facility Agreement, as amended, provided for a five-year $450.0 million Revolving Credit Facility and included an incremental accordion feature of $150.0 million, which enabled the Company to increase the limit of this facility (subject to the 2014 Revolving Credit Facility Agreement’s terms and lender approval) if needed. The 2014 Revolving Credit Facility had a maturity date of November 18, 2019 and bore an interest rate based primarily on the LIBOR for US dollar loans and CDOR for Canadian dollar loans plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (1.75 basis points as of December 31, 2017). The 2014 Revolving Credit Facility Agreement included certain financial covenant obligations. The amount of capital expenditures in any fiscal year was limited to $100 million (prior to the January 2017 amendment, this limit was $50 million and any portion of the allowable $50 million not expended in the year could have been carried over for expenditure in the following year but not carried over to any additional subsequent year thereafter). The consolidated total leverage ratio was limited to a maximum of 3.25 to 1.00 (subject to increase to 3.75 to 1.00 for the first four quarters following an acquisition with a price not less than $50 million), and the consolidated debt service coverage ratio required a minimum of not less than 1.50 to 1.00. The consolidated total leverage ratio compares consolidated total indebtedness to consolidated EBITDA (as defined in the Revolving Credit Facility Agreement). The consolidated debt service coverage ratio compares consolidated EBITDA (less certain taxes and dividends), to the sum of consolidated interest expense plus scheduled principal payments. The 2014 Revolving Credit Facility Agreement also included certain other affirmative and negative covenants, subject to certain exceptions and limitations, including restrictions on indebtedness, liens, investments, and distributions. Reference is made to the 2014 Revolving Credit Facility Agreement for more detailed information regarding specific covenants, defined terms and conditions. This 2014 Revolving Credit Facility has been refinanced and replaced by the 2018 Credit Facility, discussed below. For a copy of the Revolving Credit Facility Agreement, see Exhibit 4.6 to this Form 20-F.

•
a 2018 Credit Facility Agreement dated June 14, 2018 with a syndicated lending group, led by Bank of America, N.A., as Administrative Agent, refinancing and replacing the 2014 Revolving Credit Facility that was due to mature in November 2019. The 2018 Credit Facility consists of a $400.0 million revolving credit facility and a $200.0 million term loan. The term loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR"), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio. The 2018 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries. The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio not to be more than 3.50 to 1.00, with an allowable temporary increase to 4.00 to 1.00 for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters, and a consolidated interest coverage ratio not to be less than 3.00 to 1.00. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. For a copy of the 2018 Revolving Credit Facility Agreement, see Exhibit 4.7 to this Form 20-F.

•
the Senior Unsecured Notes issued under the indenture dated October 15, 2018 among certain guarantors and Regions Bank, as Trustee. On October 15, 2018, the Company completed its offering of $250.0 million 7.00% senior unsecured notes due in 2026 (the "Senior Unsecured Notes"). The offering of the Senior Unsecured Notes was effected by way of private placement sales in the United States and Canada pursuant to exemptions from the Securities Act of 1933 registration and prospectus requirements. The Senior Unsecured Notes bear interest at a rate of 7.00% per annum, payable semi-annually in cash in arrears on April 15 and October 15 of each year, beginning on April 15, 2019. The Senior Unsecured Notes will mature on October 15, 2026. On or after October 15, 2021, the Company may redeem the Senior Unsecured Notes at its option, in whole or in part, on certain redemption dates and at certain redemption prices specified in the indenture, plus any accrued and unpaid interest. If the Company experiences a change of control, it may be required to offer to repurchase the Senior Unsecured Notes at a purchase price equal to 101% of their aggregate principal amount plus any accrued and unpaid interest up to, but excluding, the date of such repurchase. The indenture contains customary covenants that, among other things, limit the Company's ability to incur additional debt; pay dividends, redeem stock or make other distributions; enter into certain types of transactions with affiliates; incur liens on assets; make certain restricted payments and investments; engage in certain asset sales, including sale and leaseback transactions; agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Company; and merge, consolidate, transfer or dispose of substantially all assets. Certain of these covenants will be suspended if the Senior Unsecured Notes are assigned an investment grade rating by Standard & Poor's Rating

Services and Moody's Investors Services, Inc. For a copy of the Senior Unsecured Notes indenture, see Exhibit 2.2 to this Form 20-F.

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

Under the policies of the TSX, the Rights Plan was required to be ratified by the shareholders of the Company at a meeting held within six months following the adoption of the Rights Plan, or otherwise the Company would have been required to immediately cancel the Rights Plan and any rights issued thereunder would have been immediately redeemed or cancelled. On June 9, 2016, shareholders approved a resolution ratifying and approving the Rights Plan. At the Annual Meeting of Shareholders of the Company on June 6, 2019, the shareholders will be asked to consider and if deemed advisable to approve a resolution of the Board of Directors to ratify the continued existence of the Rights Plan. For a copy of the Rights Plan, see Exhibit 2.1 to this Form 20-F.

•
the Asset Purchase Agreement dated June 9, 2017 among the Company and Cantech, Lenalco Holdings (Canada) Ltd., 169892 Canada Inc., 169893 Canada Inc., Howard Cohen, Paul Joseph Cohen, Intertape Polymer Inc. and Intertape Polymer Corp. Under this agreement, the Company acquired, on July 1, 2017, substantially all of the assets of Cantech, a privately-owned North American supplier of industrial and specialty tapes based in Montreal, Quebec, for an aggregate purchase price of approximately $67.0 million, net of cash acquired. The assets included the shares of Cantech Industries Inc., Cantech’s US subsidiary. The agreement also includes certain other affirmative and negative covenants, subject to certain exceptions and limitations, including restrictions on other transactions and competition, the ability to enter into certain material contracts, and material changes to the nature of the Company's business. For a copy of the Asset Purchase Agreement, see Exhibit 4.8 to this Form 20-F.

•
the Stock Purchase Agreement dated July 17, 2018 among the Company, Glencoe Skydome Holdings L.P. and Polyair. Under this agreement, the Company acquired 100% of the outstanding equity in Polyair, a North American supplier of protective packaging with headquarters in Toronto, Ontario and Chicago, Illinois. The aggregate purchase price of the transaction was approximately $145.0 million. The agreement also includes certain other limited affirmative and negative covenants. For a copy of the Polyair Stock Purchase Agreement, see Exhibit 4.9 to this Form 20-F.

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
If a proposed transaction involves a transportation undertaking and is subject to pre-merger notification to the Commissioner of Competition pursuant to the Competition Act, the parties to the proposed transaction must also provide pre-closing notification to the Minister of Transportation under the Canada Transportation Act. Such transactions require a 42-day waiting period which may be extended.
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
Material US Federal Income Tax Consequences
The following is a general discussion of the material US federal income tax consequences, under current law, generally applicable to a US Holder (as hereinafter defined) of common shares of the Company. This discussion does not address individual consequences to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (See “Canadian Federal Tax Consequences”).

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
Information for this Item is set forth in Note 22 to the 2018 audited consolidated financial statements under Item 18.

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
(a)    Disclosure Controls and Procedures. the Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) designed to ensure not only that information required to be disclosed in its reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, but also that information required to be disclosed by the Company is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The Chief Executive Officer and Chief Financial Officer of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2018. They concluded based on such evaluation that the Company’s disclosure controls and procedures were effective.
(b)    Management’s Report on Internal Control Over Financial Reporting. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
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

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 based on the criteria established in the “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment of internal control over financial reporting as of December 31, 2018 did not include the acquisition of 100% of the outstanding equity value in Polyair Inter Pak Inc. (“Polyair”) consummated during fiscal year 2018. Polyair is included in the Company’s consolidated financial statements and represents 18% of total assets as of December 31, 2018 and 5% of revenues for the year then ended.
Subject to the foregoing, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018 based on those criteria.
The Company’s internal control over financial reporting as of December 31, 2018 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.
(c)    Attestation Report of Raymond Chabot Grant Thornton LLP. The Company’s independent auditors, Raymond Chabot Grant Thornton LLP, audited the annual consolidated financial statements included in this annual report and audited the Company’s internal control over financial reporting as of December 31, 2018 and included in the consolidated financial statements referenced in Item 18 of this Form 20-F its report on the Company’s internal control over financial reporting.
(d)    Changes in Internal Control Over Financial Reporting. On August 3, 2018, the Company completed its acquisition of Polyair. Management’s assessment of internal control over financial reporting as of December 31, 2018 did not include the acquisition of Polyair consummated during fiscal year 2018. We are in the process of integrating the historical internal controls over financial reporting of Polyair with the rest of the Company. Polyair is included in the Company’s 2018 consolidated financial statements and represents 18% of total assets as of December 31, 2018 and 5% of revenues for the year then ended.
Other than the foregoing, there have been no changes in the Company’s internal control over financial reporting that occurred during 2018 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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
The following table sets forth the fees billed (in Canadian dollars) for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, the Company’s independent auditors, for the fiscal years ended December 31, 2018, and December 31, 2017:

	2018	2017
	$CDN	$CDN
Audit Fees	803,000	837,500
Audit-Related Fees	273,800	213,000
Tax Fees	201,365	187,152
All Other Fees	—	136,000
Total Fees	1,278,165	1,373,652
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
(b) Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated interim unaudited financial statements and are not reported under the caption “Audit Fees” above. These services included consultations concerning financial accounting and reporting standards as well as services related to the business acquisitions and notes offering made in 2018.
(c) Tax Fees. Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation of the Canadian subsidiaries’ income tax returns, assistance with questions regarding tax audits from the various taxation authorities in Canada and tax planning relating to common forms of domestic and international taxation, including tax planning related to the business acquisitions made in 2018.
(d) All Other Fees. All other fees are defined as services provided other than the audit fees, audit-related fees and tax fees described above. In 2017 other fees related to acquisition due diligence services that were provided.
(e) The Audit Committee charter provides for the required pre-approvals of services to be rendered by the external auditors. The pre-approval process takes place annually and is presented by the Company’s internal accountants and the external auditors for planned activity including audit, tax and non-audit services and includes reasonable detail with respect to the services covered. The pre-approval of all non-audit services allows the Audit Committee to consider the effect of such services on the independence of the external auditor. Any such services that may arise in addition to the pre-approved plan must be presented separately to the Audit Committee for pre-approval. The charter states that this responsibility cannot be delegated to management of the Company in any way whatsoever.

Item 16D:	Exemptions from the Listing Standards for Audit Committee
Not Applicable.

Item 16E:	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

Period (1)	(a) Total number of subordinate voting shares purchased (*)	(b) Average price paid per subordinate voting share	(c) Total number of subordinate voting shares purchased as part of publicly announced plans or programs	(d) Maximum number (or approximate dollar value) of subordinate voting shares that may yet be purchased under the plans or programs
January 1, 2018 – January 31, 2018	—	—	—	3,512,700
February 1, 2018 – February 28, 2018	—	—	—	3,512,700
March 1, 2018 – March 31, 2018	—	—	—	3,512,700
April 1, 2018– April 30, 2018	—	—	—	3,512,700
May 1, 2018 – May 31, 2018	—	—	—	3,512,700
June 1, 2018 – June 30, 2018	—	—	—	3,512,700
July 1, 2018 – July 31, 2018	—	—	—	4,000,000
August 1, 2018 – August 31, 2018	—	—	—	4,000,000
September 1, 2018 – September 30, 2018	—	—	—	4,000,000
October 1, 2018 – October 31, 2018	—	—	—	4,000,000
November 1, 2018 – November 30, 2018	—	—	—	4,000,000
December 1, 2018 – December 31, 2018	217,100	11.79	—	3,782,900

(1)
On July 18, 2018, the Company renewed the NCIB under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2019. As of December 31, 2018, the Company has repurchased 217,100 common shares under its NCIB at an average price of CDN$ 16.02 per share, including commissions, for a total purchase price of $2.6 million. The Company's previous NCIBs, which allowed repurchases for cancellation up to 4,000,000 common shares, expired on July 18, 2018.

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

A.	Consolidated Financial Statements

•	Management’s Responsibility for Consolidated Financial Statements

•	Management’s Report on Internal Control over Financial Reporting

•	Report of Independent Registered Public Accounting Firm

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

•	Consolidated Financial Statements for the years ended December 31, 2018, 2017 and 2016

•	Consolidated Earnings

•	Consolidated Comprehensive Income

•	Consolidated Changes in Equity

•	Consolidated Cash Flows

•	Consolidated Balance Sheets

•	Notes to Consolidated Financial Statements

B.	Exhibits:

1.1	Articles of Amalgamation as amended incorporated herein by reference to Exhibit 3.3 to S-4 filed October 26, 2004, File No. 333-119982-26.

1.2	General By-law 2003-1 incorporated herein by reference to Exhibit 3.4 to S-4 filed October 26, 2004, File No. 333-119982-26.

1.3	By-Law 2015-1, filed under 6-K on December 1, 2015, Film No. 151262916.

2.1	Shareholder Rights Plan Agreement with CST Trust Company, dated December 14, 2015, and ratified and approved by Shareholders on June 9, 2016, filed under 6-K on December 14, 2015, Film No. 151286632.

2.2	Indenture, dated as of October 15, 2018, among the Company, certain guarantors, and Regions Bank, as Trustee,filed under 6-K on October 15, 2018, Film No. 181122845.

4.1
Amended Executive Stock Option Plan incorporated herein by reference to S-8 filed November 7, 2012, File No. 333-184797. Executive Stock Option Plan (as amended and consolidated to June 11, 2014) filed under 6-K on June 18, 2014, Film No. 14928713.

4.2	Stock Appreciation Rights Plan, as amended, filed under 20-F on March 31, 2016, Film No. 161541654.

4.3	Amended and Restated Deferred Share Unit Plan

4.4	Amended and Restated Performance and Restricted Share Unit Plan, filed under 20-F on March 29, 2018, Film No. 18719991

4.5	Equipment Finance Agreement filed under 6-K on September 5, 2012, Film No. 121073380.

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

4.7	Credit Agreement filed under 6-K on June 19, 2018, Film No. 18906246

4.8	Cantech Asset Purchase Agreement filed under 6-K on June 16, 2017, Film No. 17914808.

4.9	Polyair Stock Purchase Agreement

4.10	2019 Executive Stock Option Plan

8.1	A list of all of the Company’s significant subsidiaries is set forth in Item 4C of this Form 20-F.

10.1
During 2018, the Company was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR. The Company’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which the Company’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

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

Intertape Polymer Group Inc.

By: /s/ Gregory A.C. Yull
Gregory A.C. Yull, Chief Executive Officer

Dated March 28, 2019

Intertape Polymer Group Inc.
Consolidated Financial Statements
December 31, 2018, 2017 and 2016

Management’s Responsibility for Consolidated Financial Statements

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
The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on June 7, 2018 to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Its reports indicating the scope of its audits and its opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 12, 2019

Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of consolidated financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.
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
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2018 based on the criteria established in the “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment of internal control over financial reporting as of December 31, 2018 did not include the acquisition of 100% of the outstanding equity value in Polyair Inter Pak Inc. (“Polyair”) consummated during fiscal year 2018. Polyair is included in the Company’s consolidated financial statements and represents 18% of total assets as of December 31, 2018 and 5% of revenues for the year then ended.
Subject to the foregoing, management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2018 based on those criteria.
The Company’s internal control over financial reporting as of December 31, 2018 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 12, 2019

Raymond Chabot Grant Thornton LLP
Suite 2000
Report of Independent Registered	National Bank Tower
Public Accounting Firm	600 De La Gauchetière Street West
Montréal, Quebec H3B 4L8

To the Shareholders and Directors of	Telephone: 514-878-2691
Intertape Polymer Group Inc.	Fax: 514-878-2127
www.rcgt.com

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Intertape Polymer Group Inc. (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2018 and 2017, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1981.

Montreal, Canada
March 12, 2019
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
www.rcgt.com

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Intertape Polymer Group Inc. (the “Company”) as of December 31, 2018, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in the 2013 Internal Control-Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018 and our report dated March 12, 2019 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting ("Management's Report"). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the US federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Our audit of, and opinion on, the Company’s internal control over financial reporting does not include the internal control over financial reporting of Polyair Inter Pak Inc. (“Polyair”), a wholly owned subsidiary, whose financial statements reflect total assets and revenues constituting 18% and 5%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2018. As indicated in in the accompanying Management’s Report, Polyair was acquired during 2018.

Management’s assertion on the effectiveness of the Company’s internal control over financial reporting excluded internal control over financial reporting of Polyair.
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
March 12, 2019
________________________________________________
1 CPA auditor, CA, public accountancy permit No. A121855

Intertape Polymer Group Inc.
Consolidated Earnings
Years ended December 31, 2018, 2017 and 2016
(In thousands of US dollars, except per share amounts)

	2018	2017	2016
	$	$	$
Revenue	1,053,019	898,126	808,801
Cost of sales	834,136	696,719	617,314
Gross profit	218,883	201,407	191,487
Selling, general and administrative expenses	122,466	107,592	102,580
Research expenses	12,024	11,601	10,790
	134,490	119,193	113,370
Operating profit before manufacturing facility closures, restructuring and other related charges	84,393	82,214	78,117
Manufacturing facility closures, restructuring and other related charges (Note 4)	7,060	1,359	2,408
Operating profit	77,333	80,855	75,709
Finance costs (income) (Note 3)
Interest	17,072	7,246	4,398
Other expense (income), net	3,810	(3,398)	605
	20,882	3,848	5,003
Earnings before income tax expense	56,451	77,007	70,706
Income tax expense (Note 5)
Current	934	6,635	8,757
Deferred	8,868	6,414	10,812
	9,802	13,049	19,569
Net earnings	46,649	63,958	51,137

Net earnings (loss) attributable to:
Company shareholders	46,753	64,224	51,120
Non-controlling interests	(104)	(266)	17
	46,649	63,958	51,137

Earnings per share attributable to Company shareholders (Note 6)
Basic	0.79	1.09	0.87
Diluted	0.79	1.08	0.85
The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Years ended December 31, 2018, 2017 and 2016
(In thousands of US dollars)

	2018	2017	2016
	$	$	$
Net earnings	46,649	63,958	51,137
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 22)	1,433	1,608	136
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 22)	(531)	—	—
Deferred tax benefit due to enactment of US tax reform legislation (Note 5)	—	116	—
Change in cumulative translation adjustments	(153)	4,734	789
Net loss arising from hedge of a net investment in foreign operations (Note 22)	(9,421)	—	—
Items that will be reclassified subsequently to net earnings	(8,672)	6,458	925
Remeasurement of defined benefit liability (2) (Note 18)	2,286	89	201
Deferred tax expense due to enactment of US tax reform legislation (Note 5)	—	(714)	—
Items that will not be reclassified subsequently to net earnings	2,286	(625)	201
Other comprehensive (loss) income	(6,386)	5,833	1,126
Comprehensive income for the year	40,263	69,791	52,263
Comprehensive income (loss) for the year attributable to:
Company shareholders	40,828	69,777	52,353
Non-controlling interests	(565)	14	(90)
	40,263	69,791	52,263

(1)	Presented net of deferred income tax (benefit) expense of ($463) in 2018, $750 in 2017 and $83 in 2016.

(2)	Presented net of deferred income tax expense of $730 in 2018, $213 in 2017, and $66 in 2016.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2016

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total equity attributable to Company shareholders	Non- controlling interest	Total equity
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2015	58,667,535	347,325	23,298	(20,407)	(272)	(20,679)	(133,216)	216,728	—	216,728
Transactions with owners
Exercise of stock options (Note 16)	540,000	1,452						1,452		1,452
Change in excess tax benefit on exercised share-based awards (Note 5)		2,693	(2,693)					—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			4,302					4,302		4,302
Share-based compensation (Note 16)			5,273					5,273		5,273
Share-based compensation expense credited to capital on options exercised (Note 16)		595	(595)					—		—
Repurchases of common shares (Note 16)	(147,200)	(862)					(835)	(1,697)		(1,697)
Dividends on common shares (Note 16)							(31,694)	(31,694)		(31,694)
	392,800	3,878	6,287				(32,529)	(22,364)		(22,364)
Net earnings							51,120	51,120	17	51,137
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 22)					136	136		136		136
Remeasurement of defined benefit liability (2) (Note 18)							201	201		201
Change in cumulative translation adjustments				896		896		896	(107)	789
				896	136	1,032	201	1,233	(107)	1,126
Comprehensive income (loss) for the year				896	136	1,032	51,321	52,353	(90)	52,263
Recognition of non-controlling interest put options arising from the acquisition of Powerband (3) (Note 22)							(10,181)	(10,181)		(10,181)
Non-controlling interest arising from the Powerband Acquisition (Note 17)									6,497	6,497
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)	236,536	6,407	242,943

(1)	Presented net of deferred income tax expense of $83 for the year ended December 31, 2016.

(2)	Presented net of deferred income tax expense of $66 for the year ended December 31, 2016.

(3)
Refers to the acquisition by the Company of 74% of Powerband Industries Private Limited (doing business as "Powerband") on September 16, 2016. On November 16, 2018, the Company acquired the remaining 26% interest in Powerband, such that as of December 31, 2018, the Company owns all of the issued and outstanding common shares of Powerband. Refer to Note 22 for additional information.

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2017
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)		236,536	6,407	242,943
Transactions with owners
Exercise of stock options (Note 16)	226,875	1,362							1,362		1,362
Change in excess tax benefit on exercised share-based awards (Note 5)		597	(597)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			(3,135)						(3,135)		(3,135)
Share-based compensation (Note 16)			(7,828)				(4,183)	(4)	(12,011)		(12,011)
Share-based compensation expense credited to capital on options exercised (Note 16)		495	(495)						—		—
Repurchases of common shares (Note 16)	(487,300)	(2,898)					(4,553)		(7,451)		(7,451)
Dividends on common shares (Note 16)							(33,030)		(33,030)		(33,030)
	(260,425)	(444)	(12,055)				(41,766)		(54,265)		(54,265)
Net earnings (loss)							64,224		64,224	(266)	63,958
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 22)					1,608	1,608			1,608		1,608
Remeasurement of defined benefit liability (2) (Note 18)							89		89		89
Deferred tax benefit (expense) due to enactment of US tax reform legislation (Note 5)					116	116	(714)		(598)		(598)
Change in cumulative translation adjustments				4,454		4,454			4,454	280	4,734
				4,454	1,724	6,178	(625)		5,553	280	5,833
Comprehensive income for the year				4,454	1,724	6,178	63,599		69,777	14	69,791
Derecognition of non-controlling interest put options arising from the Powerband Acquisition (Note 22)							8,810		8,810		8,810
Recognition of the call option redemption liability arising from the Powerband Acquisition (Note 22)							(12,725)		(12,725)		(12,725)
Non-controlling interest arising from investment in Capstone (3) (Note 17)										15	15
Capital transactions with non-controlling shareholders of Capstone (Note 17)										153	153
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722

(1)	Presented net of deferred income tax expense of $750 for the year ended December 31, 2017.

(2)	Presented net of deferred income tax expense of $213 for the year ended December 31, 2017.

(3)
Refers to the purchase by the Company of 99.7% of the shares in Capstone Polyweave Private Limited, a newly-formed enterprise in India (d/b/a "Capstone"), on June 23, 2017. As of December 31, 2018, the Company held a 55% controlling ownership stake in Capstone while the minority shareholders held a 45% non-controlling interest in Capstone. Refer to Note 17 for additional information.

(4)	Presented net of income tax benefit of $1,620 for the year ended December 31, 2017.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2018
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722
Transactions with owners
Exercise of stock options (Note 16)	67,500	618							618		618
Change in excess tax benefit on exercised share-based awards (Note 5)		7	(7)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			(737)						(737)		(737)
Share-based compensation (Note 16)			467				(472)	(4)	(5)		(5)
Share-based compensation expense credited to capital on options exercised (Note 16)		179	(179)						—		—
Repurchases of common shares (Note 16)	(217,100)	(1,296)					(1,263)		(2,559)		(2,559)
Dividends on common shares (Note 16)							(32,943)		(32,943)		(32,943)
	(149,600)	(492)	(456)				(34,678)		(35,626)		(35,626)
Net earnings (loss)							46,753		46,753	(104)	46,649
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 22)					1,433	1,433			1,433		1,433
Reclassification adjustments for amounts recognized in earnings (Note 22)					(531)	(531)			(531)		(531)
Remeasurement of defined benefit liability (2) (Note 18)							2,286		2,286		2,286
Change in cumulative translation adjustments				308		308			308	(461)	(153)
Net loss arising from hedge of a net investment in foreign operations (Note 22)				(9,421)		(9,421)			(9,421)	—	(9,421)
				(9,113)	902	(8,211)	2,286		(5,925)	(461)	(6,386)
Comprehensive income (loss) for the period				(9,113)	902	(8,211)	49,039		40,828	(565)	40,263
Non-controlling interest arising from investment in Polyair (3) (Note 22)										421	421
Capital transactions with non-controlling shareholders of Capstone (Note 17)										11,102	11,102
Recognition of non-controlling interest put options arising from the Capstone Acquisition (Note 22)							(10,888)		(10,888)		(10,888)
Derecognition of call option redemption liability arising from the Powerband Acquisition (Note 22)							1,434		1,434		1,434
Acquisition of the non-controlling interest of Powerband (Note 22)							5,966		5,966	(5,966)	—
Balance as of December 31, 2018	58,650,310	350,267	17,074	(24,170)	2,490	(21,680)	(95,814)		249,847	11,581	261,428

(1)	Presented net of deferred income tax benefit of $463 for the year ended December 31, 2018.

(2)	Presented net of deferred income tax expense of $730 for the year ended December 31, 2018.

(3)
As part of the acquisition of Polyair Inter Pack Inc. (“Polyair”), on August 3, 2018, the Company indirectly obtained a controlling 50.1% interest in the Polyair subsidiary GPCP Inc. Refer to Note 17 for additional information.

(4)	Presented net of income tax benefit of $126 for the year ended December 31, 2018.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Years ended December 31, 2018, 2017 and 2016
(In thousands of US dollars)

	2018	2017	2016
	$	$	$
OPERATING ACTIVITIES
Net earnings	46,649	63,958	51,137
Adjustments to net earnings
Depreciation and amortization	44,829	36,138	30,978
Income tax expense	9,802	13,049	19,569
Interest expense	17,072	7,246	4,398
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	6,136	133	5,204
Impairment of inventories	716	801	1,997
Share-based compensation expense	1,914	3,291	8,201
Pension and other post-retirement expense related to defined benefit plans	2,695	2,730	2,913
Loss (gain) on foreign exchange	1,933	(2,578)	(510)
Other adjustments for non-cash items	928	(1,958)	276
Income taxes paid, net	(1,577)	(6,452)	(7,193)
Contributions to defined benefit plans	(13,802)	(4,143)	(1,268)
Cash flows from operating activities before changes in working capital items	117,295	112,215	115,702
Changes in working capital items
Trade receivables	(9,660)	(6,847)	(8,920)
Inventories	(30,388)	(9,969)	(5,127)
Other current assets	(6,523)	89	451
Accounts payable and accrued liabilities and share-based compensation liabilities, current	19,215	(1,493)	5,304
Provisions	859	(1,863)	725
	(26,497)	(20,083)	(7,567)
Cash flows from operating activities	90,798	92,132	108,135
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	(165,763)	(67,027)	(41,855)
Purchases of property, plant and equipment	(75,781)	(85,312)	(49,972)
Purchase of intangible assets	(1,558)	(1,914)	(88)
Other investing activities	(173)	1,338	66
Cash flows from investing activities	(243,275)	(152,915)	(91,849)
FINANCING ACTIVITIES
Proceeds from borrowings	991,917	257,021	180,604
Repayment of borrowings	(762,622)	(162,107)	(155,630)
Payments of debt issue costs	(7,862)	(683)	(160)
Interest paid	(10,901)	(7,360)	(4,739)
Proceeds from exercise of stock options	618	1,362	1,452
Repurchases of common shares	(2,160)	(7,451)	(1,697)
Dividends paid	(32,776)	(33,199)	(31,365)
Acquisition of non-controlling interest in Powerband through settlement of call option	(9,869)	—	—
Cash outflow from capital transactions with non-controlling interest in Capstone	(2,630)	—	—
Other financing activities	452	154	—
Cash flows from financing activities	164,167	47,737	(11,535)
Net increase (decrease) in cash	11,690	(13,046)	4,751
Effect of foreign exchange differences on cash	(2,132)	1,183	(1,410)
Cash, beginning of year	9,093	20,956	17,615
Cash, end of year	18,651	9,093	20,956

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	December 31, 2018	December 31, 2017
	$	$
ASSETS
Current assets
Cash	18,651	9,093
Trade receivables (Note 22)	129,285	106,634
Inventories (Note 7)	190,675	146,804
Other current assets (Note 8)	24,395	16,188
	363,006	278,719
Property, plant and equipment (Note 9)	377,076	313,520
Goodwill (Note 17)	107,714	41,690
Intangible assets (Note 11)	122,389	47,318
Deferred tax assets (Note 5)	25,069	27,627
Other assets (Note 10)	9,586	6,998
Total assets	1,004,840	715,872

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	154,838	104,812
Share-based compensation liabilities, current (Note 16)	5,066	10,265
Call option redemption liability (Note 22)	—	12,725
Provisions, current (Note 14)	2,262	657
Borrowings, current (Note 13)	14,389	14,979
	176,555	143,438
Borrowings, non-current (Note 13)	485,596	264,484
Pension, post-retirement and other long-term employee benefits (Note 18)	14,898	29,298
Share-based compensation liabilities, non-current (Note 16)	4,125	4,984
Non-controlling interest put options (Note 22)	10,499	—
Deferred tax liabilities (Note 5)	42,321	13,769
Provisions, non-current (Note 14)	4,194	3,221
Other liabilities (Note 15)	5,224	1,956
Total liabilities	743,412	461,150
EQUITY
Capital stock (Note 16)	350,267	350,759
Contributed surplus (Note 16)	17,074	17,530
Deficit	(95,814)	(106,687)
Accumulated other comprehensive loss	(21,680)	(13,469)
Total equity attributable to Company shareholders	249,847	248,133
Non-controlling interests	11,581	6,589
Total equity	261,428	254,722
Total liabilities and equity	1,004,840	715,872

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Consolidated Financial Statements
December 31, 2018
(In US dollars, tabular amounts in thousands, except shares, per share data and as otherwise noted)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, USA. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada. The principal activities of the Parent Company and its subsidiaries (together referred to as the “Company”) are set out in Note 2.
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and complementary packaging systems for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2018 and 2017, as well as its consolidated earnings, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2018. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars.
The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 12, 2019.
New Standards adopted as of January 1, 2018
IFRS 15 – Revenue from Contracts with Customers replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 established a new control-based revenue recognition model, changed the basis for deciding when revenue is recognized at a point in time or over time, provided new and more detailed guidance on specific topics and expanded and improved disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018 and the Company adopted it as of this date. Management chose the modified retrospective method of adoption, and as a result, the 2017 comparative period has not been restated to conform to the new IFRS 15 requirements. There was no material impact to the Company’s financial statements as a result of adopting IFRS 15. The Company's accounting policy with respect to revenue recognition and additional disclosure relative to IFRS 15 are explained in the accounting policies below.
The Company adopted IFRS 9 (2013) - Financial Instruments effective January 1, 2015. IFRS 9 (2014) - Financial Instruments differs in some regards from IFRS 9 (2013). IFRS 9 (2014) includes updated guidance on the classification and measurement of financial assets. The final standard also amended the impairment model by introducing a new expected credit loss model for calculating impairment. The mandatory effective date of IFRS 9 (2014) is for annual periods beginning on or after January 1, 2018 and must be applied retrospectively with some exceptions. The Company adopted IFRS 9 (2014) on January 1, 2018 and the new guidance resulted in enhancements to the Company's model that calculates the allowance for doubtful accounts on trade receivables for expected credit losses. There was no material impact to the Company’s financial statements as a result of adopting IFRS 9 (2014) and the 2017 comparative period has not been restated. The Company's accounting policy with respect to the allowance for doubtful accounts on trade receivables for expected credit losses are explained in the accounting policies below.
In the current year, the Company has applied a number of other amendments to IFRS Standards and Interpretations issued by the International Accounting Standards Board (IASB) that are effective for an annual period that begins on or after January 1, 2018. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

New Standards and Interpretations Issued but Not Yet Effective
As of the date of authorization of the Company's financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s financial statements, are detailed as follows:
IFRS 16 - Leases, which will replace IAS 17 - Leases, introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. It will result in most leases being recognized on the balance sheet by lessees as lease liabilities with a corresponding right-of-use asset. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019. The Company will adopt IFRS 16 effective January 1, 2019 (hereafter "the initial application date"). The Company is acting as a lessee for its leases. Management has performed a review of the new guidance as compared to the Company's current accounting policies, including a review of the various practical expedients and other elections available under the new guidance, an analysis of the Company's significant existing leases for treatment under the new guidance and an analysis estimating the potential impact on the financial statements. The Company is using the modified retrospective approach for transition and as a result, the Company's 2018 financial statements will not be restated. Accordingly, the Company will make use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease and the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered or modified before January 1, 2019. The Company will apply recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items. Furthermore, the Company will use certain relevant practical expedients available under the modified retrospective approach. Specifically, these include (i) applying a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) relying on the assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review, (iii) excluding leases for which the lease term ends within 12 months of the date of initial application, (iv) excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application, and (v) using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease.
The discount rates are based on market rates as of January 1, 2019 for a BB- rated industrial company issuing debt for maturities ranging from 3 months to 10 years. As of December 31, 2018, the Company has non-cancellable operating lease commitments of $35.5 million. Of these commitments, approximately $2.3 million relate to short-term and low value leases which will be recognized on a straight-line basis as expense in earnings. The adoption of this new guidance will result in changes to the balance sheet, including (i) the recognition of approximately $31.1 million in right-of-use assets included in property, plant and equipment, (ii) the recognition of approximately $31.5 million in lease liabilities included in borrowings, current and non-current, (iii) decrease of approximately $0.1 million in accounts payable and accrued liabilities and (iv) decrease of approximately $0.3 million in other liabilities.
Refer to Note 21 for more information on the Company's operating lease commitments.
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

On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework will be effective on January 1, 2020. Management is currently assessing but has not yet determined the impact of this new standard on the Company’s financial statements.
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
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.
Basis of Consolidation
The consolidated financial statements include the accounts of the Parent Company and all of its subsidiaries. The Parent Company controls a subsidiary if it has power over the investee, is exposed, or has rights, to variable return, from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Specifically, subsidiaries acquired or disposed of during the year are reflected in the Company's earnings from the date the Company gains control until the date when the Company ceases to control the subsidiary. Changes in the Company's interests in subsidiaries that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Company's interests and the non‑controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries.
Earnings and each component of other comprehensive income are attributed to the owners of the Company and to the non‑controlling interests. Total comprehensive income of the subsidiaries is attributed to the owners of the Company and to the non‑controlling interests based on their respective ownership interests, even if this results in the non‑controlling interests having a deficit balance.
Non-controlling interest in subsidiaries is presented in the consolidated balance sheets as a separate component of equity that is distinct from shareholders' equity.
All intercompany balances and transactions are eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities.
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

Details of the Parent Company’s subsidiaries are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held as of:
			December 31, 2018	December 31, 2017
Better Packages, Inc.	Manufacturing	United States	100%	100%
BP Acquisition Corporation	Holding	United States	100%	100%
Cantech Industries, Inc.	Manufacturing	United States	100%	100%
Capstone Polyweave Private Limited	Manufacturing	India	55%	98.4%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%	100%
GPCP, Inc.	Manufacturing	United States	50.1%	—
Intertape Polymer Corp.	Manufacturing	United States	100%	100%
Intertape Polymer Europe GmbH	Distribution	Germany	100%	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%	100%
Intertape Polymer Japan GK	Distribution	Japan	100%	—
Intertape Polymer Woven USA Inc.	Manufacturing	United States	100%	—
Intertape Woven Products Services, S.A. de C.V.	Non-operating	Mexico	100%	100%
Intertape Woven Products, S.A. de C.V.	Non-operating	Mexico	100%	100%
IPG (US) Holdings Inc.	Holding	United States	100%	100%
IPG (US) Inc.	Holding	United States	100%	100%
IPG Luxembourg Finance S.à.r.l.	Financing	Luxembourg	100%	100%
IPG Mauritius Holding Company Ltd	Holding	Mauritius	100%	100%
IPG Mauritius II Ltd	Holding	Mauritius	100%	100%
IPG Mauritius Ltd	Holding	Mauritius	100%	100%
Polyair Canada Limited	Manufacturing	Canada	100%	—
Polyair Corporation	Manufacturing	United States	100%	—
Powerband Industries Private Limited	Manufacturing	India	100%	74%
Spuntech Fabrics Inc.	Holding	Canada	100%	100%
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
Foreign Currency Translation
Functional and presentation currency
The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which such entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, Canadian dollar ("CDN"), Indian rupee and Euro.
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
Foreign exchange gains or losses arising on settlement or translation of monetary items are recognized in earnings in finance costs in the period in which they arise, except when deferred in other comprehensive income (loss) ("OCI") as a qualifying hedge (refer to Note 22). Tax charges and credits attributable to exchange differences on qualifying hedges are also recognized in OCI.
Non-monetary items are not retranslated at year-end and are measured at historical cost (translated using the exchange rates at the transaction date), except for non-monetary items measured at fair value which are translated using the exchange rates at the date when fair value was determined.
Foreign Operations
Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at each month-end’s average exchange rate. The resulting translation adjustments are charged or credited to OCI and recognized in the cumulative translation adjustment account within accumulated OCI in equity. The functional currencies of entities within the Company have remained unchanged during the reporting period.
When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in earnings as part of the gain or loss on sale.
Foreign exchange gains or losses recognized in earnings are presented in finance costs - other expense (income), net.
Segment Reporting
The Company operates in various geographic locations and develops, manufactures and sells a variety of products to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics. The Company’s decisions about resources to be allocated are predominantly determined as a whole based on the Company’s operational, management and reporting structure. The chief operating decision maker primarily assesses the Company’s performance as a single reporting segment.
Revenue Recognition
The Company recognizes revenues from the sale of goods classified within five product categories: Tape, Film, Engineered Coated Products, Protective Packaging and Other. Refer to Note 19 for additional information on revenue by product category and geographical location.
The vast majority of the Company's customer arrangements contain a single performance obligation to transfer manufactured goods. Revenue is recognized when control of goods has transferred to customers. Control is considered transferred in accordance with the terms of sale, generally when goods are shipped to external customers as that is generally when legal title, physical possession and risks and rewards of goods/services transfers to the customer. The normal credit term is 30 days upon delivery.
Revenue is recognized at the transaction price which the Company expects to be entitled. In determining the transaction price, the Company considers the effects of variable consideration. The main sources of variable consideration for the Company are customer rebates and cash discounts. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible consideration outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. Because the Company serves numerous markets, the sales incentive programs offered vary across businesses, but the most common incentive relates to amounts paid or credited to customers for achieving defined volume levels or growth objectives. There are no material instances where variable consideration is constrained and not recorded at the initial time of sale.
Certain contracts provide a customer with a right to return goods if certain conditions are met. Product returns are recorded as a reduction to revenue based on anticipated sales returns that occur in the normal course of business. At this time, the Company believes it is highly unlikely that a significant reversal in the cumulative revenue recognized will occur given the consistent level of claims over previous years. Sales, use, value-added, and other excise taxes are not recognized in revenue. The Company has elected to present revenue net of sales taxes and other similar taxes.
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are capitalized during the period of time that is necessary to complete and prepare the asset for its intended use. All other borrowing costs are recognized in earnings within interest in finance costs in the period in which they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.
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
Stock Appreciation Rights
The Stock Appreciation Rights ("SARs") expense is determined based on the fair value of the liability at the end of the reporting period. The expense is recognized over the vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings statement. The total amount of expense recognized over the life of the awards will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

Deferred Share Units
On February 17, 2017, the Board of Directors approved an amendment to the Deferred Share Unit ("DSU") plan to provide for only cash settlement of DSUs. As a result of the amendment, the Company remeasured the fair value of the DSU awards on the amendment date and continues to do so prospectively at each reporting period end date and at settlement. There was no incremental fair value granted as a result of those modifications. The fair value of DSUs is based on the volume weighted average trading price ("VWAP") of the Company’s common shares on the TSX for the five trading days immediately preceding the end of each reporting period. As a result, the amount of expense recognized can vary due to changes in the stock price from period to period until the DSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, as the Company does not have an unconditional right to defer settlement of the liabilities for at least twelve months after the reporting period end date. DSUs received as a result of a grant are expensed immediately. DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period.
Prior to the amendment, DSUs were to be settled in common shares of the Company and the expense was based on the grant date fair value of the awards with a corresponding adjustment through contributed surplus.
Performance Share Units
On February 17, 2017, the Board of Directors approved an amendment to the Performance Share Unit ("PSU") plan to provide for only cash settlement of PSU awards. As a result of the amendment, the Company remeasured the fair value of the PSU awards on the amendment date and continues to do so prospectively at each reporting period end date and at settlement. There was no incremental fair value granted as a result of these modifications.
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
PSUs granted prior to December 31, 2017 are subject to a market performance condition as well as a time-based vesting condition. Accordingly, the fair value of PSUs granted prior to December 31, 2017 is based on the Monte Carlo valuation model at each reporting period end date. PSUs granted subsequent to December 31, 2017 are subject to a market (50 percent) and non-market performance condition (50 percent) as well as a time-based vesting condition. Accordingly, the fair value of PSUs granted subsequent to December 31, 2017 is based 50 percent on the Monte Carlo valuation model at each reporting period end date and 50 percent on the Company's VWAP of common shares on the TSX for the five consecutive trading days immediately preceding the reporting period end multiplied by the number of PSUs expected to vest based on estimated achievement of non-market performance criteria at the reporting period end. Expense is recognized over the vesting period. As a result, the amount of expense recognized can vary due to changes in the model variables and estimated achievement of non-market performance criteria, from period to period, until the PSUs are settled, expire or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. The cash payment at settlement is calculated based on the number of settled PSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
Restricted Share Units
The Restricted Share Unit ("RSU") expense is determined based on the fair value of the liability at the end of the reporting period. The fair value of RSUs is based on the five trading days VWAP of the Company’s common shares on the TSX at the end of each reporting period. The RSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant, unless vesting is accelerated based on retirement eligibility, death or disability.
Refer to Note 16 for more information regarding share-based payments.

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
Refer to Note 6 for more information regarding earnings per share.
Financial Instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument. Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.
Classification and initial measurement of financial assets
Financial assets, other than those designated and effective as hedging instruments, are classified, at initial recognition, as subsequently measured at amortized cost, fair value through earnings, and fair value through OCI.
The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Company's business model for managing them. With the exception of trade receivables that do not contain a significant financing component, the Company initially measures a financial asset at its fair value plus, in the case of financial assets not a fair value through earnings, transaction costs. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through earnings are recognized immediately in earnings. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15. Refer to the accounting polices discussed above in Revenue Recognition.
Subsequent measurement
In subsequent periods, the measurement of financial instruments depends on their classification.
The Company measures financial assets at amortized cost if the assets meet the following conditions:

•	they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.
After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Company's cash, trade receivables, supplier rebates and other receivables fall into this category of financial instruments. The expense relating to the allowance for expected credit loss is recognized in earnings in selling, general and administrative expense ("SG&A").
Financial assets that are held within a different business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorized at fair value through earnings. Financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through earnings, irrespective of the business model. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply (see below). Assets in this category are measured at fair value with gains or losses recognized in earnings. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists.
Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses arising from financial assets. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
The Company applies a simplified approach for calculating expected credit losses for trade and other receivables. The Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix. Refer to Note 22 for a detailed analysis of how the impairment requirements of IFRS 9 are applied.
Classification and measurement of financial liabilities
The Company’s financial liabilities include accounts payable and accrued liabilities (excluding employee benefits), borrowings (excluding finance lease liabilities), amounts due to the former shareholders of Polyair (refer to Note 18) and its call option redemption liability. Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designated a financial liability at fair value through earnings. Subsequently, financial liabilities are measured at amortized cost using the effective interest method except for derivatives and financial liabilities designated at fair value through earnings, which are carried subsequently at fair value with gains or losses recognized in earnings (other than derivative financial instruments that are designated and effective as hedging instruments). The call option redemption liability relating to Powerband is measured at amortized cost, with any changes to the recorded value being recorded in deficit.
The Company's financial liabilities also include the non-controlling interest put options that are associated with the acquisitions of Powerband and Capstone are measured at fair value through earnings. Changes in the fair value of the non-controlling interest put options are recognized in earnings in finance costs. Refer to Note 22 for more information regarding the fair value measurement and classification of put options relating to the Powerband and Capstone non-controlling interests.
All interest related charges for financial liabilities measured at amortized cost are recognized in earnings in finance costs. Discounting is omitted where the effect of discounting is immaterial.
Derivative instruments and hedging
The Company applies hedge accounting to arrangements that qualify and are designated for hedge accounting treatment.
For the purpose of hedge accounting, hedges are classified as:

•	fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment

•
cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment

•	hedges of a net investment in foreign operations
When the requirements for hedge accounting are met at inception, the Company may designate a certain financial instrument as a hedging instrument in a hedge relationship. Upon designation, the Company documents the relationships between the hedging instrument and the hedged item, including the risk management objectives and strategy in undertaking the hedge transaction, and the methods that will be used to assess the effectiveness of the hedging relationship.
At inception of a hedge relationship and at each subsequent reporting date, the Company evaluates if the hedging relationship qualifies for hedge accounting under IFRS 9, which includes the following conditions to be met:

•	There is an economic relationship between the hedged item and the hedging instrument;

•	The effect of credit risk does not dominate the value changes that result from that economic relationship; and

24

•
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

Cash flow hedges

The Company has certain interest rate swap agreements designated as cash flow hedges. These arrangements have been entered into to mitigate the risk of change in cash flows due to the fluctuations in interest rates applicable on the Company's floating rate borrowings. Such derivative financial instruments used for hedge accounting are recognized initially at fair value on the date on which the derivative contract is entered into and are subsequently reported at fair value in the consolidated balance sheets.

To the extent that the hedge is effective, changes in the fair value of the derivatives designated as hedging instruments in cash flow hedges are recognized in OCI and are included within the reserve for cash flow hedges in equity. Any ineffectiveness in the hedge relationship is recognized immediately in earnings. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Hedge accounting is discontinued prospectively when a derivative instrument ceases to satisfy the conditions for hedge accounting or is sold or liquidated. If the hedging relationship ceases to meet the effectiveness conditions, hedge accounting is discontinued, and the related gain or loss is held in the equity reserve until reclassified to the consolidated statement of earnings in the same period or periods during which the hedged future cash flows affect earnings. If the hedged item ceases to exist before the end of the original hedge term, the unrealized hedge gain or loss in OCI is reclassified immediately in the consolidated statement of earnings.

Interest rate swap agreements that economically hedge the risk of changes in cash flows due to the fluctuations in interest rates applicable on the Company's variable rate borrowings, but for which hedge accounting is not applied, are measured at fair value through earnings.
Refer to Note 22 for more information regarding interest rate swap agreements.
Hedge of a net investment
Hedges of a net investment in foreign operations, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in OCI while any gains or losses relating to the ineffective portion are recognized in the statement of earnings. On disposal of a foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the statement of earnings.
The Company uses some of its borrowings as a hedge of its exposure to foreign exchange risk on its investments in foreign operations.
Refer to Note 22 for more information regarding net investment hedging.
Cash

Cash comprises cash at banks and on hand.
Inventories and Parts and Supplies
Raw materials, work in process, parts and supplies and finished goods are measured at the lower of cost or net realizable value. Cost is assigned by using the first in, first out cost formula, and includes all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchases. The cost of work in process and finished goods includes the cost of raw materials, direct labor and a systematic allocation of fixed and variable production overhead incurred in converting materials into finished goods. The allocation of fixed production overheads to the cost of conversion is based on the normal capacity of the manufacturing facilities.
Net realizable value of inventories, excluding parts and supplies, is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling expenses. Parts and supplies are valued at the lower of cost, which is equivalent to its purchase price, or net realizable value based on replacement cost.

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
Depreciation is recognized using the straight-line method over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	3 to 40
Manufacturing equipment and related major components	4 to 30
Computer equipment and software	3 to 15
Furniture, office equipment and other	3 to 10
Assets related to restoration provisions	Expected remaining term of the lease
The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed at each reporting date and adjusted if necessary.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date on which the asset is classified as held for sale or is included in a disposal group that is classified as held for sale, and the date on which the asset is derecognized.
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

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6 to 15
Customer lists, license agreements and software	5 to 20
Patents and trademarks being amortized	2 to 5
Non-compete agreements	3 to 10
The amortization methods, useful lives and residual values related to intangible assets are reviewed and adjusted if necessary, at each financial year-end. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.
Impairment Testing of Intangible Assets, Goodwill and Property, Plant and Equipment
The Company assesses, at least at each reporting date, whether or not there is an indication that a cash-generating unit ("CGU") may be impaired. If such an indication exists, or when annual impairment testing is required for intangible assets, such as applications software not yet available for use and the trademark and trade names with indefinite useful lives, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a CGU which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Goodwill is allocated to those CGUs that are expected to benefit from synergies of related business acquisitions and represent the lowest level within the group at which management monitors goodwill.
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
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The Company records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable.
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
The cumulative translation adjustment account comprises all foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different from the presentation currency, as well as the effective portion of the foreign currency differences arising from the Company's hedge of its net investment in foreign operations.
Gains and losses on certain derivative financial instruments designated as hedging instruments are included in reserves for cash flow hedges until such time as the hedged forecasted cash flows affect earnings.
Deficit includes all current and prior period earnings or losses, the excess of the purchase price paid over the carrying value of common share repurchases, dividends on common shares, the remeasurement of the defined benefit liability net of income tax expense (benefit), and the impacts of the derecognition and recognition of non-controlling interest put and call options (discussed in Note 22).
Share Repurchases
The purchase price of the common shares repurchased equal to its carrying value is recorded in capital stock in the consolidated balance sheet and in the statement of consolidated changes in equity. The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity as a share repurchase premium. Refer to Note 16 for additional information on share repurchases.
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
Estimation Uncertainty
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to amortization if there are indicators of impairment. Goodwill allocated to CGUs and intangible assets with indefinite useful lives are tested annually. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.
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
Allowance for expected credit loss and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 22 for more information regarding the allowance for doubtful accounts and the related credit risks.
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
The Company's provisions include environmental and restoration obligations, termination benefits and other and litigation provisions. Refer to Note 14 for more information regarding provisions.
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
The model used by the Company for PSU awards subject to a market performance condition is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the volatility of the Company’s own common shares as well as those of a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the awards. For PSU awards subject to a non-market performance condition, management estimates the expected achievement of performance criteria using long range forecasting models.

Refer to Note 16 for more information regarding share-based payments.
Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 17 for more information regarding business acquisitions.
3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	197,155	170,657	161,661
Termination benefits (Note 14)	1,861	204	1,733
Share-based compensation expense (Note 16)	1,914	3,291	8,201
Pension, post-retirement and other long-term employee benefit plans (Note 18):
Defined benefit plans	2,768	2,811	3,002
Defined contributions plans	3,471	4,699	4,631
	207,169	181,662	179,228
Finance costs - Interest
Interest on borrowings	17,443	7,973	4,770
Amortization and write-off of debt issue costs on borrowings	1,906	651	445
Interest capitalized to property, plant and equipment	(2,277)	(1,378)	(817)
	17,072	7,246	4,398
Finance costs - other expense (income), net
Foreign exchange loss (gain)	1,945	(2,663)	(518)
Other costs (income), net	1,865	(735)	1,123
	3,810	(3,398)	605
Additional information
Depreciation of property, plant and equipment (Note 9)	38,548	32,409	29,402
Amortization of intangible assets (Note 11)	6,281	3,729	1,890
Impairment of assets (Note 12)	6,936	1,433	7,062

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2018 under the caption manufacturing facility closures, restructuring and other related charges:

	2018	2017	2016
	$	$	$
Impairment of property, plant and equipment	4,839	289	3,018
Impairment of intangibles	—	—	379
Equipment relocation	—	147	711
Revaluation and impairment of inventories	1,297	163	1,420
Termination benefits and other labor related costs	1,043	2	1,765
Restoration and idle facility costs	268	308	3,787
Insurance proceeds	—	—	(9,793)
Professional fees	31	87	942
Other (recoveries) costs	(418)	363	179
	7,060	1,359	2,408
Charges incurred during the year ended December 31, 2018 were primarily due to non-cash impairments of property, plant and equipment and inventory as well as termination benefits and other labor related costs related to the closure of the Johnson City, Tennessee manufacturing facility. The closure further expands on operational synergies gained from the Canadian Technical Tape Ltd. acquisition (Refer to Note 17), which was completed in July 2017. As of December 31, 2018, the Johnson City, Tennessee manufacturing facility, which primarily produces carton sealing tape, has transferred substantially all of its production to other existing manufacturing facilities.
Charges incurred during the year ended December 31, 2017 were primarily related to small scale restructuring initiatives associated with acquisition integration efforts, as well as charges related to product trials to support post-South Carolina Flood (defined below) stencil production and other post-closure activities of the Columbia, South Carolina manufacturing facility.
On October 4, 2015, the Columbia, South Carolina manufacturing facility was damaged by significant rainfall and subsequent severe flooding (“South Carolina Flood”). The damages sustained were considerable and resulted in the facility being shut down permanently. Charges incurred during the year ended December 31, 2016 totalled $4.9 million, before insurance recoveries and were primarily related to site clean-up and idle facility costs as well as asset impairments resulting from real and personal property damage. On October 19, 2016, the Company and its insurers reached a settlement for the related property and business interruption claims in the amount of $30.0 million, subject to a $0.5 million deductible, covering substantially all of the claimed losses. As of December 31, 2016, the Company received a total of $29.5 million in insurance claim settlement proceeds of which $5.0 million was recorded in manufacturing facility closures, restructuring and other related charges in 2015 and $12.6 million and $9.8 million were recorded in cost of sales and manufacturing facility closures, restructuring and other related charges (presented in the table above under insurance proceeds), respectively, in 2016. The remaining $2.1 million was recognized as a reduction of cost of sales in the first quarter of 2017.
As of part of its plan to realize operational synergies from the RJM Manufacturing LLC acquisition completed in November 2015, the Company closed its Fairless Hills, Pennsylvania manufacturing facility and ceased production as of December 31, 2016. Charges incurred as a result of the closure of this facility totalled $6.0 million during the year ended December 31, 2016 and were primarily related to asset impairments, termination benefits, and facility lease obligations including restoration.
Charges incurred with respect to other restructuring initiatives during the year ended December 31, 2016 totalled $1.3 million and were primarily related to termination benefits and equipment relocation.
As of December 31, 2018, restructuring provisions of $2.6 million are included in provisions ($2.6 million in 2017) and $0.1 million in accounts payable and accrued liabilities ($0.2 million in 2017). Refer to Note 14 for more information on provisions.

5 - INCOME TAXES
On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was enacted into law in the US. The TCJA significantly changed the previously existing US tax laws and includes numerous provisions that had an immediate effect on the Company’s business and affects certain aspects of the Company's business going forward. These changes include, but are not limited to, (i) a reduction in the statutory corporate tax rate from 35% to 21%, (ii) an enhancement and extension through 2026 of bonus depreciation, (iii) limitations and eliminations of certain deductions, (iv) a one-time transition tax on deemed repatriation of deferred foreign income, and (v) new tax regimes impacting how foreign-derived earnings and cross-border intercompany transactions may be subject to US tax. During the year ended December 31, 2017, the Company recognized a net tax benefit of approximately $9.6 million primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.
The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
	%	%	%
Combined Canadian federal and provincial income tax rate	28.4	28.8	29.5
Foreign earnings/losses taxed at higher income tax rates	0.4	6.8	6.6
Foreign earnings/losses taxed at lower income tax rates	(5.1)	(0.6)	(0.7)
Impact of TCJA enactment	—	(12.4)	—
Prior period adjustments	(3.4)	—	—
Nondeductible expenses	3.9	0.4	0.7
Impact of other differences	(0.7)	(2.3)	(2.3)
Nontaxable dividend	(8.6)	(6.6)	(6.9)
Canadian deferred tax assets not recognized	2.5	—	—
Change in derecognition of deferred tax assets	—	2.8	0.8
Effective income tax rate	17.4	16.9	27.7
The major components of income tax expense (benefit) are outlined below for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
	$	$	$
Current income tax expense	934	6,635	8,757
Deferred tax expense (benefit)
TCJA reduction in US corporate statutory rate	—	(10,122)	—
(Recognition) derecognition of US deferred tax assets	(182)	885	175
US temporary differences	10,427	15,668	10,818
Canadian deferred tax assets not recognized	1,297	—	—
Derecognition of Canadian deferred tax assets	—	412	330
Canadian temporary differences	(1,548)	1,202	(352)
Temporary differences in other jurisdictions	(1,126)	(1,631)	(159)
Total deferred income tax expense	8,868	6,414	10,812
Total tax expense for the year	9,802	13,049	19,569

The amount of income taxes relating to components of OCI for each of the years in the three-year period ended December 31, 2018 is outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2018
Deferred tax expense on remeasurement of defined benefit liability	3,016	(730)	2,286
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	970	463	1,433
	3,986	(267)	3,719

For the year ended December 31, 2017
Deferred tax expense on remeasurement of defined benefit liability	302	(213)	89
Deferred tax expense on change in fair value of interest rate swap agreements designated as cash flow hedges	2,358	(750)	1,608
	2,660	(963)	1,697

Deferred tax expense due to TCJA reduction in US statutory rate			(598)

For the year ended December 31, 2016
Deferred tax expense on remeasurement of defined benefit liability	267	(66)	201
Deferred tax expense on change in fair value of interest rate swap agreements designated as cash flow hedges	219	(83)	136
	486	(149)	337
The amount of recognized deferred tax assets and liabilities is outlined below:

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2018
Tax credits, losses, carryforwards and other tax deductions	11,147	—	11,147
Property, plant and equipment	13,910	(38,290)	(24,380)
Pension and other post-retirement benefits	3,798	—	3,798
Share-based payments	2,508	—	2,508
Accounts payable and accrued liabilities	5,659	—	5,659
Goodwill and other intangibles	6,998	(25,343)	(18,345)
Trade and other receivables	633	—	633
Inventories	2,262	—	2,262
Other	5	(539)	(534)
Deferred tax assets and liabilities	46,920	(64,172)	(17,252)
Presented in the consolidated balance sheets as:

December 31, 2018
$
Deferred tax assets	25,069
Deferred tax liabilities	(42,321)
(17,252)

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2017
Tax credits, losses, carryforwards and other tax deductions	11,387	—	11,387
Property, plant and equipment	15,661	(28,208)	(12,547)
Pension and other post-retirement benefits	7,175	—	7,175
Share-based payments	4,532	—	4,532
Accounts payable and accrued liabilities	3,894	—	3,894
Goodwill and other intangibles	7,950	(9,692)	(1,742)
Trade and other receivables	344	—	344
Inventories	1,939	—	1,939
Other	466	(1,590)	(1,124)
Deferred tax assets and liabilities	53,348	(39,490)	13,858
Presented in the consolidated balance sheets as:

December 31, 2017
$
Deferred tax assets	27,627
Deferred tax liabilities	(13,769)
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
As of December 31, 2018, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US and Canadian operating entities will be realized. Accordingly, the Company continues to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the deferred tax assets at the Canadian corporate holding entity, the Parent Company, management determined it appropriate that the Parent Company's deferred tax assets should continue not to be recognized as of December 31, 2018. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.
As of December 31, 2017, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US and Canadian operating entities will be realized. Accordingly, the Company continues to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the deferred tax assets at the Parent Company, management determined it is appropriate to derecognize $0.4 million of remaining deferred tax assets as of December 31, 2017. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2017:

	Balance January 1, 2017	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in OCI	Recognized in deficit	Business acquisitions	Balance reclassified from accrued liabilities	Balance December 31, 2017
	$	$	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	15,689	(4,302)	—	—	—	—	—	11,387
Property, plant and equipment	18,125	(2,464)	—	—	—	—	—	15,661
Pension and other post-retirement benefits	11,467	(3,418)	—	(874)	—	—	—	7,175
Share-based payments	8,749	(1,309)	(3,732)	—	824	—	—	4,532
Accounts payable and accrued liabilities	6,893	(3,081)	—	—	—	82	—	3,894
Goodwill and other intangibles	3,658	4,292	—	—	—	—	—	7,950
Trade and other receivables	353	(64)	—	—	—	55	—	344
Inventories	2,871	(953)	—	—	—	21	—	1,939
Other	539	231	—	(304)	—	—	—	466
	68,344	(11,068)	(3,732)	(1,178)	824	158	—	53,348
Deferred tax liabilities
Property, plant and equipment	(30,078)	5,050	—	—	—	(2,405)	(775)	(28,208)
Other	(1,102)	(161)	—	(327)	—	—	—	(1,590)
Goodwill and other intangibles	(9,885)	889	—	—	—	(696)	—	(9,692)
	(41,065)	5,778	—	(327)	—	(3,101)	(775)	(39,490)
Deferred tax assets and liabilities	27,279	(5,290)	(3,732)	(1,505)	824	(2,943)	(775)	13,858
Impact due to foreign exchange rates		(1,124)	—	(56)	—
Total recognized		(6,414)	(3,732)	(1,561)	824

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2018:

	Balance January 1, 2018	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in OCI	Recognized in deficit	Business acquisitions	Balance December 31, 2018
	$	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	11,387	(3,051)	—	—	—	2,811	11,147
Property, plant and equipment	15,661	(1,751)	—	—	—	—	13,910
Pension and other post-retirement benefits	7,175	(2,604)	—	(773)	—	—	3,798
Share-based payments	4,532	(867)	(744)	—	(413)	—	2,508
Accounts payable and accrued liabilities	3,894	740	—	—	—	1,025	5,659
Goodwill and other intangibles	7,950	(952)	—	—	—	—	6,998
Trade and other receivables	344	277	—	—	—	12	633
Inventories	1,939	478	—	—	—	(155)	2,262
Other	466	190	—	—	—	(651)	5
	53,348	(7,540)	(744)	(773)	(413)	3,042	46,920
Deferred tax liabilities
Property, plant and equipment	(28,208)	(6,462)	—	—	—	(3,620)	(38,290)
Other	(1,590)	588	—	463	—	—	(539)
Goodwill and other intangibles	(9,692)	3,262	—	—	—	(18,913)	(25,343)
	(39,490)	(2,612)	—	463	—	(22,533)	(64,172)
Deferred tax assets and liabilities	13,858	(10,152)	(744)	(310)	(413)	(19,491)	(17,252)
Impact due to foreign exchange rates		1,284	—	43	—
Total recognized		(8,868)	(744)	(267)	(413)
Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2018	December 31, 2017
	$	$
Tax losses, carryforwards and other tax deductions	39,787	25,004
Share-based payments	2,417	2,972
	42,204	27,976

The following table presents the amounts and expiration dates relating to unused tax credits in Canada for which no asset is recognized in the consolidated balance sheets as of December 31:

	2018	2017
	$	$
2018	—	676
2019	1,172	1,271
2020	518	561
2021	196	212
2022	446	483
2023	221	239
2024	208	225
2025	352	381
2026	269	292
2027	245	266
2028	285	309
2029	227	247
2030	207	224
2031	303	328
2032	182	197
2033	223	242
2034	197	214
2035	525	569
2036	344	373
2037	249	207
2038	581	—
Total tax credits derecognized	6,950	7,516
The following table presents the year of expiration of the Company’s operating losses carried forward in Canada as of December 31, 2018:

	Deferred tax assets not recognized
	Federal	Provincial
	$	$
2028	8,803	8,803
2029	873	873
2030	2,913	2,913
2031	1,622	1,622
2037	1,118	1,118
2038	2,407	2,407
	17,736	17,736
In addition, the Company has (i) state losses of $58.5 million (with expiration dates ranging from 2019 to 2030) for which a tax benefit of $2.5 million has been recognized; (ii) state losses of $93.2 million (with expiration dates ranging from 2019 to 2028) for which a tax benefit of $3.2 million has not been recognized; (iii) US. state credits of $0.1 million for which no tax benefit has been recognized; and (iv) $14.8 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE
The weighted average number of common shares outstanding is as follows for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
Basic	58,815,526	59,072,119	58,727,751
Effect of stock options	268,649	371,933	473,446
Effect of PSUs	—	143,717	1,168,030
Diluted	59,084,175	59,587,769	60,369,227
There were 242,918 stock options that were anti-dilutive and excluded from the calculation of weighted average diluted common shares for the year ended December 31, 2018. There were no stock options that were anti-dilutive and excluded from the calculation of weighted average diluted common shares for the years ended December 31, 2017 and 2016.
One of the Company's share-based compensation plans, the PSU plan, was amended on February 17, 2017 to provide for only cash settlement of awards. Prior to the amendment, PSUs were to be settled in common shares of the Company and were included in the calculation of weighted average diluted common shares, to the extent they were dilutive, when the applicable performance conditions had been satisfied. Subsequent to amendment, there is no impact of PSUs in the calculation of weighted average diluted common shares. Refer to Note 2 for a discussion of the impact on the calculation of earnings per share prior to February 17, 2017 and subsequent to February 17, 2017.
The effect of PSUs included in the calculation of weighted average diluted shares outstanding includes the following for each of the years in the two-year period ended December 31, 2017:

	2017	2016
PSUs which met the performance criteria	885,879	892,077
7 - INVENTORIES
Inventory is composed of the following for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Raw materials	52,157	36,396
Work in process	30,017	20,207
Finished goods	88,307	71,630
Parts and supplies	20,194	18,571
	190,675	146,804
The Company recorded impairments of inventories to net realizable value in the Company’s consolidated earnings as an expense for each of the years in the three-year period ended December 31, 2018 as follows:

	2018	2017	2016
	$	$	$
Recorded in manufacturing facility closures, restructuring and other related charges	1,297	163	1,420
Recorded in cost of sales	716	801	2,019
	2,013	964	3,439

There were no reversals of impairments of inventories to net realizable value in the Company’s consolidated earnings during the year ended December 31, 2018 ($0.2 million and nil during the years ended December 31, 2017 and 2016, respectively). Refer to Note 12 for information regarding impairments of inventories.
The amount of inventories included in the Company’s consolidated earnings as an expense for each of the years in the three-year period ended December 31, 2018 is as follows:

	2018	2017	2016
	$	$	$
Inventories recognized in earnings as an expense	761,051	642,586	575,473
8 - OTHER CURRENT ASSETS
Other current assets are comprised of the following for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Income taxes receivable and prepaid	6,202	4,279
Sales and other taxes receivable and credits	4,873	2,717
Prepaid expenses	8,424	6,697
Supplier rebates receivable	2,006	1,858
Reserve for inventory returns	1,227	—
Other	1,663	637
	24,395	16,188

9 - PROPERTY, PLANT AND EQUIPMENT
The following table outlines the changes to property, plant and equipment during the year ended December 31, 2017:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2016	6,130	92,945	557,317	41,643	2,467	43,993	744,495
Additions – separately acquired	—	—	—	—	—	82,510	82,510
Additions through business acquisitions	1,268	6,617	17,427	407	55	1,501	27,275
Assets placed into service	4,638	25,353	59,125	1,415	236	(90,767)	—
Disposals	(229)	(116)	(15,260)	(1,139)	(140)	—	(16,884)
Foreign exchange and other	303	2,274	8,791	176	87	598	12,229
Balance as of December 31, 2017	12,110	127,073	627,400	42,502	2,705	37,835	849,625
Accumulated depreciation and impairments
Balance as of December 31, 2016	609	61,072	411,924	35,460	1,866	86	511,017
Depreciation	—	4,341	25,717	2,172	179	—	32,409
Impairments	—	—	208	—	2	274	484
Impairment reversals	—	—	(3)	—	—	—	(3)
Disposals	—	(82)	(14,501)	(1,138)	(13)	—	(15,734)
Foreign exchange and other	—	963	6,823	158	74	(86)	7,932
Balance as of December 31, 2017	609	66,294	430,168	36,652	2,108	274	536,105
Net carrying amount as of December 31, 2017	11,501	60,779	197,232	5,850	597	37,561	313,520
The following table outlines the changes to property, plant and equipment during the year ended December 31, 2018:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2017	12,110	127,073	627,400	42,502	2,705	37,835	849,625
Additions – separately acquired	—	—	—	—	—	74,712	74,712
Additions through business acquisitions	2,400	5,720	28,619	146	163	1,334	38,382
Assets placed into service	—	10,330	42,114	1,876	785	(55,105)	—
Disposals	—	(180)	(4,667)	(230)	(137)		(5,214)
Category reclassifications	(1,641)	4,229	(2,588)	—	—		—
Foreign exchange and other	(793)	(1,755)	(8,632)	(243)	(58)	(1,107)	(12,588)
Balance as of December 31, 2018	12,076	145,417	682,246	44,051	3,458	57,669	944,917
Accumulated depreciation and impairments
Balance as of December 31, 2017	609	66,294	430,168	36,652	2,108	274	536,105
Depreciation	—	5,615	30,154	2,245	534	—	38,548
Impairments	370	820	3,649	—	—	84	4,923
Disposals	—	(118)	(4,305)	(229)	(128)	—	(4,780)
Foreign exchange and other	—	(1,035)	(5,662)	(208)	(48)	(2)	(6,955)
Balance as of December 31, 2018	979	71,576	454,004	38,460	2,466	356	567,841
Net carrying amount as of December 31, 2018	11,097	73,841	228,242	5,591	992	57,313	377,076
Capital expenditures incurred in the year ended December 31, 2018 were primarily to support the greenfield manufacturing facilities in India as well as capacity expansion at the Midland, North Carolina manufacturing facility and other growth initiatives. As of December 31, 2018, the Company had commitments to suppliers to purchase machinery and equipment totalling $16.3 million primarily to support the greenfield manufacturing facilities in India and other growth initiatives. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.
Capital expenditures incurred in the year ended December 31, 2017 were primarily to support the construction of the Midland, North Carolina manufacturing facility, the construction of the greenfield manufacturing facilities in India, the capacity expansion of stretch film production at the Danville, Virginia manufacturing facility and other growth initiatives and maintenance needs. As of December 31, 2017, the Company had commitments to suppliers to purchase machinery and equipment totalling $29.3 million primarily to support the construction of the greenfield manufacturing facilities in India, shrink film capacity expansion at the Tremonton, Utah manufacturing facility, capacity expansion at the Midland, North Carolina manufacturing facility and other growth initiatives.
During the year ended December 31, 2018, the loss on disposals amounted to 0.2 million ($0.3 million and 0.1 million loss on disposals in 2017 and 2016, respectively).
Supplemental information regarding property, plant and equipment is as follows for the years ended:

	December 31, 2018	December 31, 2017
Interest capitalized to property, plant and equipment	$2,277	$1,378
Weighted average capitalization rates	7.64%	3.02%
10 - OTHER ASSETS
Other assets are comprised of the following for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Corporate owned life insurance held in grantor trust	4,210	2,738
Interest rate swap agreements (1)	2,605	2,139
Prepaid software licensing	1,173	1,402
Deposits	1,194	272
Cash surrender value of officers’ life insurance	358	375
Other	46	72
	9,586	6,998
(1)Refer to Note 22 for additional information regarding the fair value of interest rate swap agreements.

11 - INTANGIBLE ASSETS
The following tables outline the changes in intangible assets during the period:

	Distribution rights	Customer contracts	License agreements	Customer lists	Software (1)	Patents/ Trademark/Trade names (2)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2016	2,697	1,037	302	26,206	1,783	2,216	7,896	42,137
Additions – separately acquired	—	—	—	—	3,108	452	—	3,560
Additions through business acquisitions	—	—	—	5,284	—	6,088	328	11,700
Net foreign exchange differences	182	70	—	1,151	—	179	496	2,078
Balance as of December 31, 2017	2,879	1,107	302	32,641	4,891	8,935	8,720	59,475
Accumulated amortization and impairments
Balance as of December 31, 2016	2,678	1,037	210	2,296	1,016	509	341	8,087
Amortization	20	—	7	2,504	283	(4)	919	3,729
Net foreign exchange differences	181	70	—	77	—	—	13	341
Balance as of December 31, 2017	2,879	1,107	217	4,877	1,299	505	1,273	12,157
Net carrying amount as of December 31, 2017	—	—	85	27,764	3,592	8,430	7,447	47,318

Gross carrying amount
Balance as of December 31, 2017	2,879	1,107	302	32,641	4,891	8,935	8,720	59,475
Additions – separately acquired	—	—	—	—	1,617	16	—	1,633
Additions through business acquisitions	—	—	—	75,683	—	6,810	380	82,873
Net foreign exchange differences	(224)	(86)	—	(2,075)	19	(723)	(733)	(3,822)
Balance as of December 31, 2018	2,655	1,021	302	106,249	6,527	15,038	8,367	140,159
Accumulated amortization and impairments
Balance as of December 31, 2017	2,879	1,107	217	4,877	1,299	505	1,273	12,157
Amortization	—	—	7	4,698	557	101	918	6,281
Net foreign exchange differences	(224)	(86)	—	(265)	19	2	(114)	(668)
Balance as of December 31, 2018	2,655	1,021	224	9,310	1,875	608	2,077	17,770
Net carrying amount as of December 31, 2018	—	—	78	96,939	4,652	14,430	6,290	122,389

(1)	Includes $0.2 million and $0.9 million of acquired software licenses during the years ended December 31, 2018 and 2017, respectively.

(2)	Includes a trademark and trade names not subject to amortization totalling $13.8 million and $8.0 million as of December 31, 2018 and 2017, respectively.

12 - IMPAIRMENT OF ASSETS
CGU Determination and Indicators of Impairment
In updating its determination of CGUs and applying any related indicators of impairment, the Company took into consideration the manufacturing facility closures and other related activities that have taken place over the course of the year; the expected costs, timeline, and future benefits expected from its major capital expenditure projects; the impact of acquisitions; as well as changes in the interdependencies of cash flows among the Company’s manufacturing sites. As a result of this analysis, the Company’s CGUs consist of the following:

•	The tapes and films CGU (the "T&F CGU") includes the Company’s tape and film manufacturing locations in the United States, Canada and India that it owned prior to 2018.

•
As discussed in Note 17, the Company acquired 100% of the equity value of Polyair in 2018. Polyair is a separate CGU at this time, but integration efforts continue to merge this CGU's cash flows into the network of the T&F CGU. Management monitors the goodwill balance of Polyair combined with the T&F CGU assets as it remains focused on achieving its strategic plan of developing significant acquisition synergies, and as a result of those synergies, having interdependencies of cash flows. Accordingly, the assets of Polyair are included in the tapes and film impairment test discussed further below (the “T&F Group”).

•
The engineered coated products (“ECP CGU") remains the Company’s ECP manufacturing facilities in the United States and Canada that it owned prior to 2018, as well as the newly-acquired Capstone facility discussed in Note 17. Capstone is part of the ECP CGU as it will support and expand the Company's operations in this area.

•
As discussed in Note 17, the Company acquired substantially all of the operating assets of Maiweave in 2018. Management monitors the goodwill balance of Maiweave combined with the ECP CGU assets as it remains focused on achieving its strategic plan of developing significant synergies, and as a result of those synergies, having interdependencies of cash flows. Accordingly, the assets of Maiweave are included in the ECP impairment test discussed below (the “ECP Group”).

•	The Company’s other CGU, Fibope, consists of the Company’s operating site in Portugal.
There were no indicators of impairment for any of the CGUs previously described. Due to the significant amount of recorded goodwill and indefinite-lived intangible assets associated with the T&F Group and the ECP Group, the Company conducted an impairment test as discussed further below. The test did not result in any impairment being recognized as of December 31, 2018 and 2017. Unrelated to the impairment tests performed at the CGU level, there were impairments of certain individual assets as disclosed in the impairments table below, which primarily relate to manufacturing facility closures, restructuring and other related charges.
The Company also considers indicators for the reversal of prior impairment charges recorded, which is based on the recent and projected results of CGUs and specific asset groups that were previously impaired. For the year ended December 31, 2018, this analysis did not result in any impairment reversals.
Impairment Testing
All of the Company’s carrying amounts of goodwill, intangible assets with indefinite useful lives and software not yet available for use as of December 31, 2018 relate to the T&F Group and the ECP Group. The Company performed the required annual impairment test for these asset groups in the fourth quarter of 2018. The impairment test for the asset groups was determined based on value in use. The key assumptions used in each discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required for the asset groups are outlined in the table below. Reasonably possible changes in the key assumptions below would not be expected to cause the carrying amount of the asset groups to exceed its recoverable amount, in which case an impairment would otherwise be recognized.
Revenue and other future assumptions used in these models were prepared in accordance with IAS 36 – Impairment of Assets and, as such, do not include the benefit from obtaining or the incremental costs to obtain growth initiatives or cost reduction programs that the Company may be planning but has not yet undertaken within its current asset base.

Details of the key assumptions used in impairment tests performed as of December 31, 2018 are outlined below:

	T&F Group	ECP Group
Carrying amount allocated to the asset group:
Goodwill	$101,769	$5,945
Intangible assets with indefinite useful lives	$13,841	$0
Results of test performed as of December 31, 2018:
Recoverable amount	$1,428,909	$188,736
Annual revenue growth rates (1)	13.0% in 2019, 2.5%-3.3% thereafter	32.8% in 2019, 7.6% in 2020, tapering down to 2.5% thereafter
Discount rate (2)	8.8%	11.6%
Cash flows beyond 2019 have been extrapolated using a steady growth rate of (3)	2.5%	2.5%
Income tax rate (4)	25.0%	27.0%

(1)
For both models, the annual revenue growth rate for 2019 is based on projections presented to management and the Board of Directors. The projected revenue growth rates for the period are consistent with the Company's recent history of sales volumes within the asset group, as well as the Company’s expectation that its sales will at least match gross domestic product growth.

For the T&F Group, the 2019 projections reflect a full year of benefit from owning Polyair. Beyond 2019, the projections assume that the Company’s revenue will grow consistent with United States gross domestic product average projections, and from anticipated synergies realized from Polyair cross-selling opportunities.

For the ECP Group, the 2019 projection reflects a full year of benefit from Capstone's operations as well as the acquisition of Maiweave. The Company expects additional ramping up of revenue from the group due to integration and capital expenditure efforts in 2020, and then tapering down to sustained growth levels consistent with United States gross domestic product.

(2)	The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.

(3)
Cash flows beyond 2019 have been primarily extrapolated using declining growth rates through 2028 and then a per annum growth rate which is at or below the projected long-term average growth rate for the asset group. Cash flows resulting from expected business combination synergies and new production capacity currently under construction are included discretely in the projection period through 2023 consistent with anticipated ramp-up periods for each project.

(4)	The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.
Sensitivity analysis performed as of December 31, 2018 using reasonably possible changes in key assumptions above are outlined below:

	T&F Group	ECP Group
Revenue growth rates	10.1% in 2019, 0% thereafter	30.5% in 2019, 3.6% in 2020, tapering down to 1% thereafter
Discount rate	11.0%	13.1%
Cash flows beyond 2019 have been extrapolated using a steady growth rate of	1.0%	1.0%
Income tax rate	35.0%	37.0%
There was no impairment indication resulting from changing the individual assumptions above.

Details of the key assumptions used in impairment tests performed as of December 31, 2017 are outlined below:

Carrying amount allocated to the asset group
Goodwill	$41,690
Intangible assets with indefinite useful lives	$7,964
Results of test performed as of December 31, 2017:
Recoverable amount	$971,752
Annual revenue growth rates (1)	10.2% in 2018, 2.5% thereafter
Discount rate (2)	10.6%
Cash flows beyond 2018 have been extrapolated using a steady growth rate of (3)	2.5%
Income tax rate (4)	23.0%

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

(2)	The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.

(3)	Cash flows beyond 2018 have been extrapolated using a per annum growth rate which is at or below the projected long-term average growth rate for the asset group.

(4)	The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.
Sensitivity analysis performed as of December 31, 2017 using reasonably possible changes in key assumptions above are outlined below:

Revenue growth rates	6.6% in 2018, 0% thereafter
Discount rate	12.0%
Cash flows beyond 2018 have been extrapolated using a steady growth rate of	1.0%
Income tax rate	39.0%
There was no impairment resulting from changing the individual assumptions above.

Impairments
Impairments recognized during the years ended December 31, 2018 and 2017 and reversals of impairments recognized during the year ended December 31, 2017 are presented in the table below. There were no reversals of impairments recognized during the year ended December 31, 2018.

	2018	2017
	Impairment recognized	Impairment recognized	Impairment reversed
	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Inventories	1,297	338	(175)
Parts and supplies	—	—	(12)
Property, plant and equipment
Land	370	—	—
Buildings	820	—	—
Manufacturing equipment	3,649	208	(1)
Construction in progress	—	82	—
	6,136	628	(188)
Cost of sales
Inventories	716	801	—
Property, plant and equipment
Manufacturing equipment	—	—	(2)
Furniture, office equipment and other	—	2	—
Construction in progress	84	192	—
	800	995	(2)
Total	6,936	1,623	(190)
The assets impaired during the year ended December 31, 2018 were primarily the result of the closure of the Johnson City, Tennessee manufacturing facility as discussed in Note 4. The assets impaired during the year ended December 31, 2017 were primarily the result of provisions for slow-moving and obsolete inventory and small-scale restructuring initiatives as discussed in Note 4.
The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell.

13 - BORROWINGS

Borrowings are comprised of the following for the years ended:

		December 31, 2018		December 31, 2017
	Maturity	Weighted average effective interest rate	$	Weighted average effective interest rate	$
Senior Unsecured Notes (a)	October 2026	7.00%	245,252	—	—
2018 Credit Facility (b)	June 2023	4.26%	219,084	—	—
2014 Revolving Credit Facility (c)	Repaid in 2018	4.91%	—	3.39%	254,773
2018 Powerband Credit Facility (d)	Various until August 2023	9.91%	16,338	—	—
Powerband Revolving Line of Credit (e)	Repaid in 2018	9.15%	—	8.75%	9,563
2018 Capstone Credit Facility (f)	June 2023	7.63%	7,585	—	—
Forgivable government loans (g)	January 2024 and 2026	1.25%	6,014	1.25%	4,660
Finance lease liabilities (h)	Various until June 2022	3.82%	5,712	3.11%	8,817
Term and other loans (i)	Repaid in 2018	—	—	9.05%	1,650
Total borrowings			499,985		279,463
Less: current borrowings			14,389		14,979
Total long-term borrowings			485,596		264,484
The aggregate principal amounts of the related borrowings in the table above are presented net of debt issuance costs of $7.1 million and $1.4 million as of December 31, 2018 and 2017, respectively, and imputed interest of $0.4 million and $0.3 million December 31, 2018 and 2017, respectively, totalling $6.7 million and $1.1 million as of December 31, 2018 and 2017, respectively.
Repayments of borrowings are due as follows:

	Finance lease liabilities	Other borrowings
	$	$
2019	1,627	12,948
2020	839	13,631
2021	688	17,006
2022	2,914	18,780
2023	136	188,223
Thereafter	34	250,826
Total payments	6,238	501,414
Interest expense included in minimum lease payments	526	—
Total	5,712	501,414

(a)	Senior Unsecured Notes
On October 15, 2018, the Company completed the private placement of $250 million aggregate principal amount of senior unsecured notes due October 15, 2026 ("Senior Unsecured Notes") with certain guarantors and Regions Bank, as Trustee. The Company incurred debt issue costs of $5.1 million which were capitalized and are being amortized using the straight-line method over the eight-year term. The Company used the net proceeds to partially repay borrowings under the 2018 Credit Facility (defined below) and to pay related fees and expenses, as well as for general corporate purposes. The Senior Unsecured Notes bear interest at a rate of 7.00% per annum, payable semi-annually, in cash, in arrears on April 15 and October 15 of each year, beginning on April 15, 2019.
As of December 31, 2018, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($245.3 million, net of $4.7 million in unamortized debt issue costs).

On or after October 15, 2021, the Company may redeem the Senior Unsecured Notes at its option, in whole or in part, on certain redemption dates and at certain redemption prices specified in the indenture, plus any accrued and unpaid interest. If the Company experiences a change of control, it may be required to offer to repurchase the Senior Unsecured Notes at a purchase price equal to 101% of their aggregate principal amount plus any accrued and unpaid interest up to, but excluding, the date of such repurchase.
The indenture contains usual and customary incurrence based covenants which are generally less restrictive than covenants under the 2018 Credit Facility and, among other things, limit the Company's ability to incur additional debt; pay dividends, redeem stock or make other distributions; enter into certain types of transactions with affiliates; incur liens on assets; make certain restricted payments and investments; engage in certain asset sales, including sale and leaseback transactions; agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Company; and merge, consolidate, transfer or dispose of substantially all assets. Certain of these covenants will be suspended if the Senior Unsecured Notes are assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services, Inc. None of these covenants are considered restrictive to the Company’s operations and as of December 31, 2018, the Company was in compliance with all of these debt covenants. The Senior Unsecured Notes are guaranteed by all direct and indirect subsidiaries of the Parent Company that are borrowers or guarantors under the 2018 Credit Agreement. Under the terms of the indenture, any direct or indirect subsidiaries that in the future become borrowers or guarantors under the 2018 Credit Agreement shall also be guarantors of the Senior Unsecured Notes.

(b)	2018 Credit Facility
On June 14, 2018, the Company entered into a five-year, $600.0 million credit facility (“2018 Credit Facility”) with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019 ("2014 Revolving Credit Facility").
In securing the 2018 Credit Facility, the Company incurred debt issue costs amounting to $2.7 million which were capitalized and are being amortized using the straight-line method over the five-year term.
The 2018 Credit Facility consists of a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) and a $200.0 million term loan (“2018 Term Loan”). The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR"), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (250 basis points as of December 31, 2018) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.
As of December 31, 2018, the 2018 Term Loan's outstanding principal balance amounted to $195.0 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $26.4 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $221.4 million (net outstanding principal balance of $219.1 million, net of $2.3 million in unamortized debt issue costs). Standby letters of credit totalled $7.4 million resulting in total utilization under the 2018 Credit Facility of $228.8 million. Accordingly, the unused availability under the 2018 Credit Facility as of December 31, 2018 amounted to $366.2 million.
The 2018 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries who are borrowers or guarantors under the facility.
The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio not to be more than 3.50 to 1.00, with an allowable temporary increase to 4.00 to 1.00 for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters, and a consolidated interest coverage ratio not to be less than 3.00 to 1.00. The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.42 and 7.17, respectively, as of December 31, 2018. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the year ended December 31, 2018.

(c)	2014 Revolving Credit Facility
On June 14, 2018, the 2014 Revolving Credit Facility's outstanding balance of $304.7 million was repaid in full resulting in satisfaction and discharge of the first priority lien. A corresponding write-off of debt issue costs of $1.0 million was recorded as interest expense under the caption finance costs in earnings.
In November 2014, the Company secured the 2014 Revolving Credit Facility, a five-year, $300.0 million revolving credit facility with a syndicate of financial institutions. On June 9, 2017, the Company amended the 2014 Revolving Credit Facility to increase its borrowing limit by $150.0 million, bringing the 2014 Revolving Credit Facility credit limit to $450.0 million. The credit agreement also included an incremental accordion feature of $150.0 million, which would have enabled the Company to increase the limit of the 2014 Revolving Credit Facility, subject to the credit agreement’s terms and lender approval, if needed.
The 2014 Revolving Credit Facility bore interest based primarily on the LIBOR, or other floating rate for credit loans denominated in an alternative currency, plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (175 basis points as of December 31, 2017). Revolving credit loans denominated in the alternative currency of Canadian dollars bore interest primarily at the Canadian Dollar Offer Rate ("CDOR") plus the applicable margin mentioned above and any mandatory costs. As of December 31, 2017, the 2014 Revolving Credit Facility’s total utilization amounted to $272.5 million, which consisted of $256.2 million of borrowed funds ($254.8 million, net of $1.4 million in unamortized debt issue costs) and $16.3 million in standby letters of credit.
The 2014 Revolving Credit Facility was secured by a first priority lien on substantially all personal property of the Company and all current and future material subsidiaries who are borrowers or guarantors under the facility.
The 2014 Revolving Credit Facility had, in summary, three financial covenants: (i) a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50.0 million, (ii) a consolidated debt service ratio not to be less than 1.50 to 1.00, and (iii) the aggregated amount of all capital expenditures in any fiscal year may not exceed $100.0 million.

(d)	2018 Powerband Credit Facility
On July 4, 2018, Powerband, one of the Company's subsidiaries, entered into an Indian Rupee ("INR") 1,300.0 million ($19.0 million) credit facility (“2018 Powerband Credit Facility”) subsequently replacing Powerband's previous outstanding debt consisting of a term loan and revolving line of credit ("Powerband Revolving Line of Credit"). In December 2018, Powerband amended the 2018 Powerband Credit Facility to reallocate and increase its credit limit by INR 100 million ($1.4 million), bringing the total 2018 Powerband Credit Facility limit to INR 1,400.0 million ($19.3 million).
The 2018 Powerband Credit Facility is guaranteed by the Parent Company, and local assets (carrying amount of $30.2 million as of December 31, 2018) are required to be pledged. Powerband is prohibited from granting liens on its assets without the consent of the lender under the 2018 Powerband Credit Facility. Funding under the 2018 Powerband Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. Additionally, under the terms of the 2018 Powerband Credit Facility, Powerband's debt to net worth ratio (as defined by the credit agreement) must be maintained below 3.00. Powerband was in compliance with the debt to net worth ratio (2.07 as of December 31, 2018) as of and for the year ended December 31, 2018.
As of December 31, 2018, the 2018 Powerband Credit Facility credit limit was INR 1,400.0 million ($20.0 million), consisting of:

•
INR 960.0 million ($13.7 million) demand term loan (“2018 Powerband Demand Term Loan”) restricted for capital projects with a bullet repayment after five years and bears interest based on the prevailing Indian Marginal Cost-Lending Rate ("IMCLR"), maturing in August 2023;

•
INR 65.0 million ($0.9 million) term loan ("2018 Powerband Term Loan") restricted for capital projects, payable in monthly installments over four years and bears interest based on the prevailing IMCLR, maturing in December 2021;

•
INR 175.0 million ($2.5 million) working capital loan facility (“2018 Powerband Working Capital Loan Facility”) that renews annually and is due upon demand and bears interest based on the prevailing IMCLR; and

•	INR 200 million ($2.9 million) bridge loan ("2018 Powerband Bridge Loan") restricted for capital projects and bears interest based on the prevailing IMCLR, maturing in June 2019.
As of December 31, 2018, the 2018 Powerband Demand Term Loan's outstanding balance amounted to INR 960.0 million ($13.7 million), the 2018 Powerband Term Loan's outstanding balance amounted to INR 61.0 million ($0.9 million), the 2018 Powerband Working Capital Loan Facility’s outstanding balance was INR 26.9 million ($0.4 million), and the 2018 Powerband Bridge Loan outstanding balance was INR 100 million ($1.4 million), for a total gross outstanding balance under the 2018 Powerband Credit

Facility of INR 1,147.9 million ($16.4 million). Net of INR 5.5 million ($0.1 million) unamortized debt issue costs, the 2018 Powerband Credit Facility outstanding balance was INR 1,142.4 million ($16.3 million). Including INR 30.2 million ($0.4 million) in standby letters of credit, total utilization under the 2018 Powerband Credit Facility amounted to INR 1,178.1 million ($16.8 million). Accordingly, the 2018 Powerband Credit Facility's unused availability as of December 31, 2018 amounted to INR 221.9 million ($3.2 million).
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.

(e)	Powerband Revolving Line of Credit
Prior to entering into the 2018 Powerband Credit Facility discussed above, Powerband maintained the Powerband Revolving Line of Credit bearing interest based on the prevailing IMCLR plus a premium of 0.60%. The Powerband Revolving Line of Credit had an outstanding balance of INR 610.6 million ($9.6 million) as of December 31, 2017. The Powerband Revolving Line of Credit was repaid in full in 2018.

(f)	2018 Capstone Credit Facility
On February 6, 2018, Capstone, one of the Company's subsidiaries, entered into an INR 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") for financing capital expenditures and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") and bears interest based on the prevailing IMCLR. The 2018 Capstone Credit Facility matures in June 2023. Funding under the Capstone Term Loan Facility is committed, while the Capstone Working Capital Facility is uncommitted. Borrowings under the 2018 Capstone Credit Facility mature in June 2023, are guaranteed by the Parent Company, and are otherwise unsecured.
As of December 31, 2018, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.9 million). The Capstone Term Loan Facility had an outstanding balance of INR 422.4 million ($6.0 million), and the Capstone Working Capital Facility outstanding balance was INR 108.0 million ($1.6 million) for a total gross outstanding amount of INR 530.4 million ($7.6 million). Including INR 44.5 million ($0.6 million) in standby letters of credit, total utilization under the 2018 Capstone Credit Facility amounted to INR 574.9 million ($8.2 million). Accordingly, as of December 31, 2018, the 2018 Capstone Credit Facility's unused availability was INR 400.1 million ($5.7 million), comprised of committed availability equaling INR 162.6 million ($2.3 million) and uncommitted availability amounting to INR 237.5 million ($3.4 million).
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.

(g)	Forgivable government loans
In August 2015, one of the Company’s wholly-owned subsidiaries entered into a partially forgivable loan. The loan was entered into with Agencia para Investmento Comercio Externo de Portugal, EPE ("AICEP"), the Portuguese agency for investment and external trade, as part of financing a capital expansion project. Based on the terms of the agreement, 50% of the loan will be forgiven in 2020 based on satisfying certain 2019 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing with semi-annual installments of principal due from July 2018 through January 2024.
To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary. The loan had an outstanding balance of €4.4 million ($5.1 million) as of December 31, 2018 and €4.4 million ($5.0 million) as of December 31, 2017. The difference between the gross proceeds and the fair value of the loan, which totalled €4.3 million ($4.9 million) as of December 31, 2018 (€3.8 million ($4.7 million) as of December 31, 2017) is the benefit derived from the interest-free loan and is recognized as deferred income in the Company's consolidated balance sheet in the caption other liabilities in the amount of $0.3 million as of December 31, 2018 and 2017.
In February 2018, the same subsidiary entered into a second partially forgivable loan with the AICEP for up to €8.2 million ($10.2 million) to finance an additional capital expansion project. Based on the terms of the agreement, 60% of the loan will be forgiven in 2022 based on satisfying certain 2021 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing and semi-annual installments of principal are due beginning in December 2020 through June 2026.
To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary. The loan had an outstanding balance of €1.0 million ($1.2 million) as of December 31, 2018. The difference between the gross proceeds and the fair value of the loan, which totalled

€0.9 million ($1.1 million) as of December 31, 2018 is the benefit derived from the interest-free loan and is recognized as deferred income in the Company's consolidated balance sheet in the caption other liabilities in the amount of $0.1 million as of December 31, 2018.
USD amounts presented above are translated from Euros and are impacted by fluctuations in the USD and Euro exchange rates.
When the capital expansion assets are placed into service, the deferred income will be recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. In addition, imputed interest expense will be recorded over the life of the loans so that at the end of the loan periods the amounts to be reimbursed will equal the nominal amounts. Interest expense of less than $0.1 million was recognized on these loans during the years ended December 31, 2018 and 2017.

(h)	Finance lease liabilities
The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, manufacturing equipment and office equipment, payable in monthly installments, including interest, ranging from $238 to $263,450 for 2018 and from $127 to $263,450 for 2017. In addition, a $2.5 million lump sum payment is due in June 2022 under one of the lease liabilities. The finance lease liabilities are secured by the assets under lease with the following carrying amounts included in property, plant and equipment for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Buildings	1,526	1,978
Manufacturing equipment (1)	18,233	19,304
Furniture, office equipment, and other	301	—
	20,060	21,282

(1)
The finance lease liabilities related to manufacturing equipment include a secured debt equipment finance agreement for qualifying US capital expenditures during the period of May 2012 through March 31, 2014 totalling $25.7 million, payable in monthly installments ranging from $39,329 to $263,450, including interest, over the applicable terms. The terms of the arrangement include multiple individual finance leases, each of which has a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95% for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The finance lease agreements are secured by equipment with a net book value of $16.8 million as of December 31, 2018 ($18.9 million as of 2017).

(i)	Term and other loans
Prior to entering into the 2018 Powerband Credit Facility, as discussed above, Powerband maintained a term loan which was repayable in 61 monthly installments and bore interest based on the prevailing IMCLR, plus a premium of 0.90%. The loan totalled $1.2 million (INR 79.3 million) as of December 31, 2017 and was repaid in full in 2018.

Reconciliation of liabilities arising from financing activities
The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Borrowings, non-current (excluding finance lease liabilities)	Borrowings, current (excluding finance lease liabilities)	Finance lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2016	163,648	1,912	14,265	179,825
Cash flows:
Proceeds	225,498	31,523	—	257,021
Repayments	(132,273)	(24,112)	(5,722)	(162,107)
Debt issuance costs	(683)	—	—	(683)
Non-cash:
New finance leases	—	—	276	276
Additions through business acquisitions	—	559	—	559
Amortization of debt issuance costs	651	—	—	651
Foreign exchange and other	3,675	248	(2)	3,921
Reclassification	(216)	216	—	—
Balance as of December 31, 2017	260,300	10,346	8,817	279,463

	Borrowings, non-current (excluding finance lease liabilities)	Borrowings, current (excluding finance lease liabilities)	Finance lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2017	260,300	10,346	8,817	279,463
Cash flows:
Proceeds	942,881	49,036	—	991,917
Repayments	(710,567)	(47,109)	(4,946)	(762,622)
Debt issuance costs	(7,862)			(7,862)
Non-cash:
New finance leases	—	—	1,585	1,585
Additions through business acquisitions	346	728	200	1,274
Amortization of debt issuance costs	861	—	—	861
Write-off of debt issuance costs	1,045	—	—	1,045
Foreign exchange and other	(5,009)	(723)	56	(5,676)
Reclassification	(670)	670	—	—
Balance as of December 31, 2018	481,325	12,948	5,712	499,985

14 - PROVISIONS AND CONTINGENT LIABILITIES
The Company’s current known provisions and contingent liabilities consist of environmental and restoration obligations, termination benefits and other and litigation.
The reconciliation of the Company’s provisions is as follows:

	Environmental	Restoration	Termination benefits and other	Litigation	Total
	$	$	$	$	$
Balance, December 31, 2016	2,506	1,859	1,383	143	5,891
Provisions assumed through business acquisitions	192	—	—	—	192
Additional provisions	—	5	516	—	521
Amounts used	(417)	(505)	(1,200)	(104)	(2,226)
Amounts reversed	—	(387)	(152)	—	(539)
Net foreign exchange differences	7	25	7	—	39
Balance, December 31, 2017	2,288	997	554	39	3,878

Amount presented as current	106	55	457	39	657
Amount presented as non-current	2,182	942	97	—	3,221
Balance, December 31, 2017	2,288	997	554	39	3,878

Provisions assumed through business acquisitions	50	602	30	942	1,624
Additional provisions	100	7	2,054	250	2,411
Amounts used	(88)	(5)	(769)	(33)	(895)
Amounts reversed	(506)	—	—	—	(506)
Net foreign exchange differences	(15)	(33)	(8)	—	(56)
Balance, December 31, 2018	1,829	1,568	1,861	1,198	6,456

Amount presented as current	184	50	1,772	256	2,262
Amount presented as non-current	1,645	1,518	89	942	4,194
Balance, December 31, 2018	1,829	1,568	1,861	1,198	6,456
The environmental provision pertains primarily to the post-closure activities of the Columbia, South Carolina manufacturing facility.
The restoration provision pertains to leases at manufacturing facilities where the Company is obligated to restore the leased properties to the same condition that existed at the lease commencement date. The carrying amount of this obligation is based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in these facilities. The restoration provisions increased during the year ended December 31, 2018, due to the additional leased manufacturing facilities as a result of the Company's purchase of Polyair on August 3, 2018. Refer to Note 17 for additional information on business acquisitions. Restoration obligations settled during the year ended December 31, 2017 were primarily related to the closure of the Fairless Hills, Pennsylvania manufacturing facility other small restructuring initiatives.
Termination benefits added during the year ended December 31, 2018 relate primarily to the closure of the Johnson City, Tennessee manufacturing facility and other restructuring initiatives. Termination benefits settled during the year ended December 31, 2017 were primarily related to the closure of the Fairless Hills, Pennsylvania manufacturing facility. Refer to Note 4 for additional information on manufacturing facility closures, restructuring and other related charges.
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2018.

As of December 31, 2018, and 2017, no reimbursements are expected to be received by the Company for any of the provided amounts and there were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.
15 - OTHER LIABILITIES
Other liabilities are comprised of the following for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Deferred compensation (1)	2,561	939
Amounts due to former shareholders of Polyair (2)	1,653	—
Other	1,010	1,017
	5,224	1,956

(1)	Refer to Note 18 for additional information on other long-term employee benefit plans.

(2)
Represents amounts payable to the former shareholders of Polyair relating to estimated income tax benefits as a result of the Company's payment of certain deal-related costs on behalf of Polyair. Refer to Note 17 for additional information on the purchase of Polyair and the amounts due to its former shareholders.

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
Common Shares
The Company’s common shares outstanding as of December 31, 2018 and 2017, were 58,650,310 and 58,799,910, respectively.

Dividends
Cash dividends paid are as follows for each of the years in the three-year period ended December 31, 2018:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 9, 2016	March 31, 2016	$0.13	March 21, 2016	58,522,835	$7,509
May 9, 2016	June 30, 2016	$0.13	June 15, 2016	58,602,835	$7,574
August 10, 2016	September 30, 2016	$0.14	September 15, 2016	58,621,585	$8,235
November 10, 2016	December 30, 2016	$0.14	December 15, 2016	59,060,335	$8,047
March 8, 2017	March 31, 2017	$0.14	March 21, 2017	59,110,335	$8,316
May 8, 2017	June 30, 2017	$0.14	June 15, 2017	59,169,710	$8,365
August 10, 2017	September 29, 2017	$0.14	September 15, 2017	59,036,310	$8,150
November 10, 2017	December 29, 2017	$0.14	December 15, 2017	58,799,910	$8,368
March 7, 2018	March 30, 2018	$0.14	March 20, 2018	58,807,410	$8,333
May 9, 2018	June 29, 2018	$0.14	June 15, 2018	58,817,410	$8,140
August 10, 2018	September 28, 2018	$0.14	September 14, 2018	58,817,410	$8,214
November 7, 2018	December 28, 2018	$0.14	December 14, 2018	58,867,410	$8,089

(1)	Aggregate dividend payment amounts presented in the table above are adjusted for the impact of foreign exchange rates on cash payments to shareholders.
Share Repurchases
On July 23, 2018, the Company renewed its NCIB, under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2019. As of December 31, 2018, and March 12, 2019, 3,782,900 shares remained available for repurchase under the NCIB. The Company's two previous NCIBs, which each allowed repurchases for cancellation up to 4,000,000 common shares, expired on July 16, 2018 and July 13, 2017, respectively.
Information regarding share repurchases is presented in the table below as of:

	December 31, 2018	December 31, 2017
Common shares repurchased	217,100	487,300
Average price per common share including commissions	CDN$ 16.02	CDN$ 18.88
Carrying value of the common shares repurchased	$1,296	$2,898
Share repurchase premium (1)	$1,263	$4,553
Total purchase price including commissions	$2,559	$7,451

(1)
The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.

Stock options
In accordance with the TSX rules, no further grants of stock options have been made under the Company's Executive Stock Option Plan ("ESOP") since June 4, 2018, the date on which the ESOP has elapsed. Stock options outstanding under the ESOP are equity-settled and expire no later than ten years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. Stock options granted to key employees and executives will vest and may be exercisable as to one-third on each of the first, second and third anniversaries of the date of grant. Stock options granted to directors who are not officers of the Company will vest and may be exercisable 25% on the grant date, with another 25% vesting and exercisable on each of the first three anniversaries of the date of grant.
All stock options were granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the Company's common shares on the TSX for the day immediately preceding the effective date of the grant.

The changes in number of stock options outstanding were as follows for each of the years in the three-year period ended December 31, 2018:

	2018		2017		2016
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	12.29	834,375	11.38	1,061,250	8.78	1,617,500
Granted	21.76	242,918	—	—	—	—
Exercised	12.04	(67,500)	8.00	(226,875)	3.56	(540,000)
Forfeited	—	—	—	—	12.35	(16,250)
Balance, end of year	14.59	1,009,793	12.29	834,375	11.38	1,061,250

The weighted average fair value at exercise of stock options exercised during 2018, 2017 and 2016 was $14.19, $17.94 and $17.84, respectively.
The following table summarizes information about stock options outstanding and exercisable for each of the years in the three-year period ended December 31, 2018:

	Options outstanding			Options exercisable
Range of exercise prices	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2018
$12.04 to $12.14	386,250	2.18	12.05	386,250	12.05
$12.55 to $14.34	380,625	2.88	12.59	380,625	12.59
$21.76	242,918	6.61	21.76	—	—
	1,009,793	3.51	14.59	766,875	12.32

December 31, 2017
$12.04 to $12.14	453,750	2.92	12.05	443,125	12.05
$12.55 to $14.34	380,625	3.88	12.58	278,125	12.60
	834,375	3.36	12.29	721,250	12.26

December 31, 2016
$1.55 to $1.80	90,000	0.47	1.73	90,000	1.73
$12.04 to $14.34	971,250	4.53	12.27	602,500	12.20
	1,061,250	4.18	11.38	692,500	10.84
The weighted average fair value of stock options granted during 2018 was $3.65 and was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

December 31, 2018
Expected life	4.8 years
Expected volatility(1)	32.09%
Risk-free interest rate	2.05%
Expected dividends	3.30%
Stock price at grant date	CDN$ 21.76
Exercise price of awards	CDN$ 21.76
Foreign exchange rate USD to CDN	1.2809

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price on the TSX for a term commensurate with the expected life of the grant.

Restricted Share Units
On March 7, 2018, the Board of Directors approved the addition of RSUs as an available cash-settled award type. A RSU is a right to receive a cash payment equal to the five trading days VWAP of the Company’s common shares on the TSX upon completion of time-based vesting conditions. The purpose of a RSU is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. RSUs accrue dividend equivalents which are paid in cash at the end of the vesting period. A dividend equivalent is calculated as the number of settled RSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date.
During the year ended December 31, 2018, 113,047 RSUs were granted at a weighted average fair value of $16.29 and 1,228 RSUs were forfeited. As of December 31, 2018, there were 111,819 RSUs outstanding at a weighted average fair value of $12.18.
Performance Share Units
A PSU is a right that has a value equal to the VWAP of the Company's common shares, as published by the TSX, for the five consecutive trading days immediately preceding a date specified in the grant terms. The purpose of a PSU plan is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. Grants of PSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. PSUs accrue dividend equivalents which are paid in cash at the end of the vesting period. A dividend equivalent is calculated as the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date.
Grant details for PSUs granted prior to December 31, 2017:
The number of PSUs granted prior to December 31, 2017 which will be eligible to vest can range from 0% to 150% of the Target Shares ("Target Shares" reflects 100% of the PSUs granted) based on the Company's total shareholder return ("TSR") ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as outlined in the table below:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
76th percentile or higher	150%
51st-75th percentile	100%
25th-50th percentile	50%
Less than the 25th percentile	0%
The performance and vesting period is the period from the date of grant through the third anniversary of the date of grant. The PSUs are expensed over the vesting period.
Grant details for PSUs granted subsequent to December 31, 2017:
The number of PSUs granted subsequent to December 31, 2017 which will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•	50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and

•	50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.

The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%
The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above is interpolated on a straight-line basis.
The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.
The following table summarizes information about PSUs for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
PSUs granted	284,571	358,386	422,733
Weighted average fair value per PSU granted	$17.84	$16.15	$13.85
PSUs forfeited/cancelled	16,053	7,952	28,696
PSUs added/(cancelled) by performance factor (1)	(2,125)	69,600	—
PSUs settled	335,465	208,800	—
Weighted average fair value per PSU settled	$15.87	$18.49	$—
Cash payment on settlement	$5,863	$4,174	$—

(1)	The table below provides further information regarding the PSUs settled included in the table above. The number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
June 11, 2014	June 22, 2017	139,200	150%	208,800
March 14, 2015	March 21, 2018	217,860	100%	217,860
May 14, 2015	May 22, 2018	115,480	100%	115,480
May 20, 2015	May 28, 2018	4,250	50%	2,125

The weighted average fair value of PSUs granted subsequent to December 31, 2017 was based 50% on the VWAP of the Company's common shares on the TSX for the five trading days preceding the grant date (CDN$21.22) and 50% based on a Monte Carlo simulation model implemented in a risk-neutral framework considering the following assumptions:

2018
Expected life	3 years
Expected volatility (1)	30%
US risk-free interest rate	2.43%
Canadian risk-free rate	1.96%
Expected dividends (2)	CDN$ 0.00
Performance period starting price (3)	CDN$ 21.13
Stock price as of estimation date	CDN$ 20.59
The weighted average fair value of PSUs granted prior to December 31, 2017 was estimated based on a Monte Carlo simulation model implemented in a risk-neutral framework, taking into account the following weighted average assumptions for each of the years in the two-year period ended December 31, 2017:

	2017	2016
Expected life	3 years	3 years
Expected volatility (1)	34%	36%
US risk-free interest rate	1.57%	1.09%
Expected dividends (2)	CDN$ 0.00	CDN$ 0.00
Performance period starting price (3)	CDN$ 22.26	CDN$ 18.89
Stock price as of estimation date	CDN$ 21.94	CDN$ 18.90

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.

(2)
A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.

(3)	The performance period starting price is measured as the VWAP for the common shares of the Company on the TSX on the grant dates.
The following table summarizes information about PSUs outstanding as of:

	December 31, 2018	December 31, 2017
PSUs outstanding	1,034,239	1,103,311
Weighted average fair value per PSU outstanding	$9.49	$14.14
Based on the Company’s performance adjustment factors as of December 31, 2018, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2018, would be as follows:

Grant Date	Performance
March 21, 2016	50%
December 20, 2016	—%
March 20, 2017	50%
March 21, 2018	113%

Deferred Share Unit Plan
DSUs are granted to non-executive directors as a result of a grant, in lieu of dividends and/or in lieu of cash for semi-annual directors’ fee and must be retained until the director leaves the Company’s Board of Directors. The purpose of the DSU plan is to tie a portion of the value of the compensation of non-executive directors to the future value of the Company's common shares. A DSU is a right that has a value equal to the VWAP of the Company's common shares as published by the TSX, for the five consecutive trading days immediately preceding a date specified in the grant terms.
The following table summarizes information about DSUs for the three-year period ended December 31, 2018:

	2018	2017	2016
DSUs granted	69,234	48,179	52,665
Weighted average fair value per DSU granted	$14.75	$17.79	$16.76
DSUs settled	37,668	—	—
Weighted average fair value per DSU settled	$14.50	$—	$—
Cash payments on DSUs settled	$546	$—	$—
The following table summarizes information about DSUs outstanding as of:

	December 31, 2018	December 31, 2017
DSUs outstanding	198,993	167,427
Weighted average fair value per DSU outstanding	$12.18	$16.91
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
There were no SARs granted during the three-year period ended December 31, 2018 and there were no SARs outstanding as of December 31, 2018.
The following table summarizes information regarding SARs activity for three-year period ended December 31, 2018:

	2018	2017	2016
SARs exercised (1)	147,500	13,250	422,202
Cash payments on exercise	$1,481	$155	$4,017	(2)
(1)     Base price of SARs exercised was CDN$7.56.
(2)    Includes awards exercised but not yet paid.

The following table summarizes information regarding SARs outstanding as of:

December 31, 2017
SARs outstanding	147,500
Weighted average fair value per SARs outstanding	$10.85
Aggregate intrinsic value of outstanding vested awards	$1,634
Summary of Share-based Compensation Expense and Share-based Compensation Liabilities
The following table summarizes share-based compensation expense (benefit) recorded in earnings in SG&A for three-year period ended December 31, 2018:

	2018	2017	2016
	$	$	$
Stock options	467	167	427
PSUs	866	2,903	4,369
DSUs	230	512	884
RSUs	448	—	—
SARs	(97)	(291)	2,521
	1,914	3,291	8,201
The following table summarizes share-based liabilities recorded in the consolidated balance sheets for the years ended:

	December 31, 2018		December 31, 2017
Share-based compensation liabilities, current	$		$
PSUs (1)	2,563		5,709
DSUs	2,417	(2)	2,956	(3)
SARs	—		1,600
RSUs (1)	86		—
	5,066		10,265

Share-based compensation liabilities, non-current
PSUs (1)	3,764		4,984
RSUs (1)	361		—
	4,125		4,984
(1)     Includes dividend equivalents accrued on awards.
(2)    Includes dividend equivalent grants.
(3)     Includes effect of DSUs received in lieu of cash for directors' fees not yet granted.

Change in Contributed Surplus
The activity for the three-year period ended December 31, 2018 in the consolidated changes in equity under the caption contributed surplus is detailed as follows:

	2018	2017	2016
	$	$	$
Change in excess tax benefit on exercised share-based awards	(7)	(597)	(2,693)
Change in excess tax benefit on outstanding share-based awards	(737)	(3,135)	4,302
Share-based compensation expense credited to capital on options exercised	(179)	(495)	(595)
Share-based compensation expense
Stock options	467	167	427
DSUs	—	(1,935)	885
PSUs	—	(6,060)	3,961
	467	(7,828)	5,273
Change in contributed surplus	(456)	(12,055)	6,287
17 - BUSINESS ACQUISITIONS AND GOODWILL
Investment in Capstone and Airtrax Acquisition
On June 23, 2017, the Company, under a Share Subscription and Shareholder Agreement, purchased 3,250,000 or 99.7% of the issued and outstanding shares of Capstone. The principal purpose of the investment in Capstone is to further extend the Company’s woven products business through a global supply of woven products. The Company invested $5.1 million in cash, funded primarily from the 2014 Revolving Credit Facility. There were customary representations, warranties and covenants, and indemnification provisions as part of the Capstone investment. As of December 31, 2018 and 2017, there were no outstanding obligations or indemnifications.
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
On May 11, 2018, Capstone acquired substantially all of the assets and assumed certain liabilities of Airtrax Polymers Private Limited (d/b/a Airtrax) ("Airtrax Acquisition"). Airtrax manufactures and sells woven products that are used in various applications, including in the building and construction industry. As part of the agreement, the minority shareholders of Capstone contributed in kind certain assets and liabilities valued at $13.4 million that were formerly attributed to Airtrax’s woven product manufacturing operations in exchange for newly-issued shares of Capstone. As a result of the minority shareholders' in-kind contribution made to Capstone and the Company's initial consideration value paid to the minority shareholders through the issuance of Capstone shares, the Company recorded a $10.9 million increase to equity attributable to non-controlling interest as well as a temporary $2.5 million credit to deficit in the consolidated changes in equity for the twelve months ended December 31, 2018.
On August 10, 2018, the Company acquired additional existing and newly-issued shares of Capstone in exchange for $3.6 million in cash as part of the same overall transaction, thus increasing its equity investment in Capstone by the same amount. As a result, the Company recorded a $2.5 million debit to deficit and a $0.1 million decrease to equity attributable to non-controlling interest in the consolidated changes in equity for the twelve months ended December 31, 2018 to reflect the Company's increased equity position in Capstone and the minority shareholders' decreased equity position in Capstone once the shares were issued and sold. The remaining $1.0 million paid for the additional shares was recorded as cash on the balance sheet of Capstone.
As of December 31, 2018, the Company held a 55% controlling ownership stake in Capstone while the minority shareholders held a 45% non-controlling interest in Capstone.
The Airtrax Acquisition is being accounted for using the acquisition method of accounting. The acquisition is expected to further enhance and extend the Company’s product offering and provide a globally competitive position in woven products. The Airtrax purchase agreement contains customary indemnification provisions. As of December 31, 2018, there were no outstanding obligations or indemnifications.
The fair values of net identifiable assets acquired at the date of acquisition were as follows:

May 11, 2018
$
Current assets
Trade receivables (1)	1,296
Inventories	1,565
Parts and supplies	54
Other current assets	477
Property, plant and equipment	6,454
Intangible assets	1,223
11,069
Current liabilities
Accounts payable and accrued liabilities	763
Borrowings, current	728
Borrowings, non-current	346
Pension, post-retirement and other long-term employee benefits	8
Deferred tax liabilities	1,866
3,711
Fair value of net identifiable assets acquired	7,358

(1)	The gross contractual amounts receivable were $1.3 million. As of December 31, 2018, the Company has collected substantially all of the outstanding trade receivables.

Resulting goodwill at the date of acquisition was calculated as follows:

May 11, 2018
$
Fair value of increase to non-controlling interest	11,102
Effect of change in IPG's ownership interest in Capstone	2,299
Less: fair value of net identifiable assets acquired	7,358
Goodwill	6,043
Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company does not expect any of the goodwill to be deductible for income tax purposes.
The Airtrax Acquisition’s impact on the Company’s consolidated earnings, including the impact of purchase accounting, was as follows:

May 11 through December 31, 2018
$
Revenue	4,708
Net earnings	99
Had the Airtrax Acquisition been effective as of January 1, 2018, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2018
$
Revenue	9,555
Net earnings (1)	497

(1)
Adjustments to arrive at net earnings include (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by Airtrax, (iii) the amortization of recorded intangible assets and other purchase accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

The Company's acquisition-related costs of less than $0.1 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings primarily in SG&A for the year ended December 31, 2018.
Polyair Acquisition
On August 3, 2018, the Company acquired 100% of the outstanding equity value in Polyair Inter Pack Inc. (“Polyair”) for total net cash consideration of $145.0 million ("Polyair Acquisition"). Polyair, formerly a private company, is in the protective packaging business with seven manufacturing facilities and a distribution center in North America. Polyair's primary products consist of bubble cushioning, foam, mailers and air pillow systems. The Polyair purchase agreement contains customary indemnification provisions. As of December 31, 2018, the Company has recorded a $3.2 million liability that is payable to the former shareholders of Polyair under the share purchase agreement, primarily relating to estimated state and federal income tax benefits due to the Company's payment of certain deal-related costs on behalf of Polyair through the transaction proceeds ($1.6 million in short-term obligations is included in accounts payable and accrued liabilities and $1.6 million in long-term obligations in other liabilities). As of December 31, 2018, there were no other outstanding obligations or indemnifications relating to this acquisition.
The Polyair Acquisition is being accounted for using the acquisition method of accounting. The acquisition is expected to further strengthen the Company's product bundle and bring immediate and additional scale of protective packaging solutions.

The net cash consideration paid on the closing date for the acquisition described above was as follows:

August 3, 2018
$
Consideration paid in cash	145,102
Less: cash balances acquired	140
144,962
The fair values of net identifiable assets acquired at the date of acquisition were as follows:

August 3, 2018
$
Current assets
Cash	140
Trade receivables (1)	10,462
Inventories	11,402
Other current assets	855
Property, plant and equipment	21,946
Intangible assets	77,600
Other assets	522
122,927
Current liabilities
Accounts payable and accrued liabilities	19,331
Provisions, current	30
Borrowings, current	46
Borrowings, non-current	154
Deferred tax liabilities	17,625
Provisions, non-current	1,544
Other liabilities	1,653
40,383
Fair value of net identifiable assets acquired	82,544

(1)	The gross contractual amounts receivable were $10.5 million. As of December 31, 2018, the Company has collected substantially all of the outstanding trade receivables.
Resulting goodwill at the date of acquisition was calculated as follows:

August 3, 2018
$
Cash consideration transferred	145,102
Plus: Remaining non-controlling interest (1)	421
Less: fair value of net identifiable assets acquired	82,544
Goodwill	62,979

(1)
As part of the acquisition of Polyair, the Company indirectly obtained a controlling 50.1% interest in Polyair subsidiary GPCP Inc., which is engaged in selling anti-corrosive plastic and paper packaging film under the trade name VCI 2000. The subsidiary is incorporated in the US and is 49.9% owned by a non-controlling entity located in Israel. The initial recorded value of the non-controlling interest is measured using the calculated proportionate share of the subsidiary's identifiable net assets.

Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company does not expect goodwill to be deductible for income tax purposes.

The Polyair Acquisition’s impact on the Company’s consolidated earnings, including the impact of purchase accounting, was as follows:

August 3 through December 31, 2018
$
Revenue	55,505
Net loss	(699)
Had the Polyair Acquisition been effective as of January 1, 2018, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2018
$
Revenue	132,015
Net loss (1)	(5,035)

(1)
Adjustments to arrive at a net loss include (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by Polyair, (iii) the amortization of recorded intangible assets and other purchase accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

The Company's acquisition-related costs of $1.4 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings primarily in SG&A for the year ended December 31, 2018.
Maiweave Acquisition
On December 17, 2018, the Company acquired substantially all of the operating assets of Maiweave LLC (“Maiweave”) for total cash consideration of $20.8 million ("Maiweave Acquisition"). Maiweave, formerly a private company, is based in Springfield, Ohio and an integrated US manufacturer of engineered coated polyolefin fabrics. Its products are used in applications such as grain and salt pile covers, pit and pond liners, shelter fabrics, outdoor media, and lumber mill packaging. The former owners of Maiweave have in escrow $3.1 million as of December 31, 2018, related to customary representations, warranties and covenants in the Maiweave purchase agreement. The Maiweave purchase agreement also contains customary indemnification provisions. As of December 31, 2018, there were no outstanding obligations or indemnifications relating to this acquisition.
The Maiweave Acquisition is being accounted for using the acquisition method of accounting. The acquisition is expected to further strengthen the Company's woven product bundle and provides additional scale to support demand.
The net cash consideration paid on the closing date for the acquisition described above was as follows:

December 17, 2018
$
Consideration paid in cash	20,802
Less: cash balances acquired	1
20,801

The fair values of net identifiable assets acquired at the date of acquisition were as follows:

December 17, 2018
$
Current assets
Cash	1
Trade receivables (1)	3,210
Inventories	5,977
Property, plant and equipment	9,982
Intangible assets	4,050
23,220
Current liabilities
Accounts payable and accrued liabilities	2,482
Provisions, current	50
2,532
Fair value of net identifiable assets acquired	20,688

(1)
The gross contractual amounts receivable were $3.3 million. As of December 31, 2018, the Company has collected approximately $0.9 million of the outstanding trade receivables and expects to collect substantially all of the remaining uncollected amounts.

Resulting goodwill at the date of acquisition was calculated as follows:

December 17, 2018
$
Cash consideration transferred	20,802
Less: fair value of net identifiable assets acquired	20,688
Goodwill	114
Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company does not expect goodwill to be deductible for income tax purposes.
The Maiweave Acquisition had no impact on the Company’s consolidated earnings during the year ended December 31, 2018. Had the Maiweave Acquisition been effective as of January 1, 2018, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2018
$
Revenue	28,050
Net loss (1)	(1,173)

(1)
Adjustments to arrive at a net loss include (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by Maiweave, (iii) the amortization of recorded intangible assets and other purchase accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

The Company's acquisition-related costs of $0.5 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings primarily in SG&A for the year ended December 31, 2018.

Cantech Acquisition
On July 1, 2017, the Company acquired substantially all of the assets of Canadian Technical Tape Ltd. ("Cantech"), a privately-owned North American supplier of industrial and specialty tapes based in Montreal, Quebec. The assets included the shares of Cantech Industries Inc., Cantech’s US subsidiary (collectively, the “Cantech Acquisition”). The purchase price was financed with funds available under the 2014 Revolving Credit Facility. The former shareholders of Cantech have in escrow $6.5 million as of December 31, 2018, related to customary representations, warranties and covenants in the Cantech purchase agreement. The Cantech purchase agreement also contains customary indemnification provisions. As of December 31, 2018, there were no outstanding obligations or indemnification claims made against the former shareholders or the escrow.
The net cash consideration paid on the closing date was as follows:

July 1, 2017
$
Consideration paid in cash	71,610
Less: cash balances acquired	4,567
67,043
The Cantech Acquisition was accounted for using the acquisition method of accounting. The Cantech Acquisition is expected to further enhance and extend the Company’s product offering and provide additional distribution channels for the Company’s products in Canada, the US and Europe.
The fair values of net identifiable assets acquired at the date of acquisition were as follows:

July 1, 2017
$
Current assets
Cash	4,567
Trade receivables (1)	8,899
Inventories	15,828
Other current assets	503
Property, plant and equipment	27,275
Intangible assets	11,700
68,772
Current liabilities
Accounts payable and accrued liabilities	3,573
Deferred tax liability	2,943
Provisions	192
6,708
Fair value of net identifiable assets acquired	62,064

(1)	The gross contractual amounts receivable were $9.1 million. As of December 31, 2017, the Company had collected substantially all of the outstanding trade receivables.

Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected cost synergies. The Company expects a significant portion of the goodwill to be deductible for income tax purposes. Resulting goodwill at the date of acquisition was calculated as follows:

July 1, 2017
$
Cash consideration transferred	71,610
Less: fair value of net identifiable assets acquired	62,064
Goodwill	9,546
The Cantech Acquisition’s impact on the Company’s consolidated earnings, including the impact of purchase accounting, was as follows:

July 1, 2017 through December 31, 2017
$
Revenue	32,352
Net earnings	137
Had the Cantech Acquisition been effective as of January 1, 2017, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2017
$
Revenue	64,575
Net earnings (1)	1,822

(1)
Adjustments to arrive at net earnings include (i) the alignment of accounting policies to IFRS, (ii) the removal of acquisition costs incurred by Cantech, (iii) the amortization of recorded intangibles and other purchase accounting adjustments and (iv) the effect of income tax expense using the effective tax rate of the acquisition post-closing.

Acquisition-related costs of $1.7 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings in SG&A for the year ended December 31, 2017.
Goodwill
The following table outlines the changes in goodwill during the period:

Total
$
Balance as of December 31, 2016	30,841
Acquired through business combinations	9,546
Net foreign exchange differences	1,303
Balance as of December 31, 2017	41,690
Acquired through business combinations	69,136
Net foreign exchange differences	(3,112)
Balance as of December 31, 2018	107,714

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
The amount expensed with respect to the defined contribution plans for the years ended December 31, was $3.5 million in 2018, $4.7 million in 2017 and $4.6 million in 2016.
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
Other long-term employee benefit plans
In the US, the Company provides a deferred compensation plan to certain employees. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. As of December 31, 2018, the deferred compensation plans assets and liabilities totalled $2.4 million ($1.0 million as of December 31, 2017) and $2.6 million ($0.9 million as of December 31, 2017), respectively, and are presented in other assets and other liabilities, respectively, in the consolidated balance sheets.
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
Minimum funding requirements are computed based on methodologies and assumptions dictated by regulation in the US and Canada. The Company’s practice is to fund at least the statutory minimum required amount for each defined benefit plan’s plan year.  However, on September 12, 2018, the Company made an $11.3 million discretionary contribution to its US defined benefit pension plans. These plans are near wholly funded on an accounting basis and as a result, the Company expects to reduce future contribution requirements and certain plan administration expenses. During the year ended December 31, 2018, the Company recognized a net federal tax benefit of approximately $1.3 million primarily due to the discretionary contribution deducted on the 2017 tax return at the higher 2017 US corporate tax rate, partially offset by the reversal of the related deferred tax asset recorded using the lower US corporate tax rate provided under the TCJA. Refer to Note 5 for additional information on the TCJA.
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

Information Relating to the Various Benefit Plans
A reconciliation of the defined benefit obligations and plan assets is presented in the table below for the years ended:

	Pension Plans		Other plans
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	86,462	79,821	3,152	2,867
Current service cost	1,193	1,076	44	46
Interest cost	3,031	3,096	106	111
Benefits paid	(3,701)	(3,406)	(71)	(246)
Actuarial (gains) losses from demographic assumptions	(163)	(1,052)	21	(565)
Actuarial (gains) losses from financial assumptions	(5,186)	3,989	(210)	133
Experience losses (gains)	266	2,077	(113)	707
Foreign exchange rate adjustment	(1,206)	861	(149)	99
Balance, end of year	80,696	86,462	2,780	3,152
Fair value of plan assets
Balance, beginning of year	60,316	51,856	—	—
Interest income	2,217	2,025	—	—
Return on plan assets (excluding amounts included in net interest expense)	(2,369)	5,591	—	—
Contributions by the employer	13,805	3,956	—	—
Benefits paid	(3,701)	(3,406)	—	—
Administration expenses	(611)	(507)	—	—
Foreign exchange rate adjustment	(1,079)	801	—	—
Balance, end of year	68,578	60,316	—	—
Funded status – deficit	12,118	26,146	2,780	3,152
The defined benefit obligations and fair value of plan assets broken down by geographical locations is as follows for the years ended:

	December 31, 2018
	US	Canada	Total
	$	$	$
Defined benefit obligations	68,411	15,065	83,476
Fair value of plan assets	(56,186)	(12,392)	(68,578)
Deficit in plans	12,225	2,673	14,898

	December 31, 2017
	US	Canada	Total
	$	$	$
Defined benefit obligations	72,643	16,971	89,614
Fair value of plan assets	(46,835)	(13,481)	(60,316)
Deficit in plans	25,808	3,490	29,298
The defined benefit obligations for pension plans broken down by funding status are as follows for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Wholly unfunded	10,567	11,195
Wholly funded or partially funded	70,129	75,267
Total obligations	80,696	86,462
A reconciliation of pension and other post-retirement benefits recognized in the consolidated balance sheets is as follows for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Pension Plans
Present value of the defined benefit obligation	80,696	86,462
Fair value of the plan assets	68,578	60,316
Deficit in plans	12,118	26,146
Liabilities recognized	12,118	26,146
Other plans
Present value of the defined benefit obligation and deficit in the plans	2,780	3,152
Liabilities recognized	2,780	3,152
Total plans
Total pension and other post-retirement benefits recognized in balance sheets	14,898	29,298
The composition of plan assets based on the fair value was as follows for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Asset category
Cash	106	1,308
Equity instruments	10,682	33,559
Fixed income instruments	57,790	23,514
Real estate investment trusts	—	1,935
Total	68,578	60,316
Approximately 100% and 80% of equity and fixed income instruments as of December 31, 2018 and 2017, respectively, were held in mutual or exchange traded funds. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.
As of December 31, 2018, plan assets held in US government obligations and mutual fund positions were valued at the quoted price, or net asset value, for identical or similar securities reported in active markets. As of December 31, 2017, plan assets held in equity, fixed income and real estate investment trusts have quoted prices, or net asset value, in active markets, and certain US government obligations and mutual fund positions were valued at the quoted price, or net asset value, for identical or similar securities reported in active markets.

The following tables present the defined benefit expenses recognized in consolidated earnings for each of the years in the three-year period ended December 31, 2018:

	Pension Plans			Other plans
	2018	2017	2016	2018	2017	2016
	$	$	$	$	$	$
Current service cost	1,193	1,076	1,176	44	46	22
Administration expenses	611	507	487	—	—	—
Net interest expense	814	1,071	1,174	106	111	143
Net costs recognized in the statement of consolidated earnings	2,618	2,654	2,837	150	157	165

	Total Plans
	2018	2017	2016
	$	$	$
Current service cost	1,237	1,122	1,198
Administration expenses	611	507	487
Net interest expense	920	1,182	1,317
Net costs recognized in the statement of consolidated earnings	2,768	2,811	3,002
The table below presents the defined benefit liability remeasurement recognized in OCI for each of the years in the three-year period ended December 31, 2018:

	Pension Plans			Other plans
	2018	2017	2016	2018	2017	2016
	$	$	$	$	$	$
Actuarial gains (losses) from demographic assumptions	163	1,052	1,131	(21)	565	21
Actuarial gains (losses) from financial assumptions	5,186	(3,989)	(1,901)	210	(133)	(141)
Experience (losses) gains	(266)	(2,077)	(1,383)	113	(707)	835
Return on plan assets (excluding amounts included in net interest expense)	(2,369)	5,591	1,705	—	—	—
Total amounts recognized in OCI	2,714	577	(448)	302	(275)	715
The Company currently expects to contribute a total of $1.3 million to its defined benefit pension plans and $0.2 million to its health and welfare plans in 2019.
The weighted average duration of the defined benefit obligation as of December 31, 2018 and 2017 is 12 and 13 years for US plans and 18 and 19 years for Canadian plans, respectively.

The significant weighted average assumptions which were used to measure defined benefit obligations are as follows for the years ended:

	US plans		Canadian plans
	12/31/2018	12/31/2017	12/31/2018	12/31/2017
Discount rate
Pension plans (End of the Year) (1)	4.05%	3.56%	3.95%	3.50%
Pension plans (Current Service Cost) (2)	3.69%	4.01%	3.55%	4.15%
Other plans (End of the Year) (1)	3.71%	3.10%	3.95%	3.50%
Other plans (Current Service Cost) (2)	4.17%	3.67%	3.55%	4.15%
Life expectancy at age 65 (in years) (3)
Current pensioner - Male	20	20	22	22
Current pensioner - Female	22	22	25	24
Current member aged 45 - Male	22	21	23	23
Current member aged 45 - Female	24	24	26	25

(1)	Represents the discount rate used to calculate the accrued benefit obligation at the end of the year and applied to other components such as interest cost.

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
These assumptions are developed by management with the assistance of independent actuaries. Discount rates are determined close to each year-end by reference to market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity approximating the terms of the related pension benefit obligation. Other assumptions are based on current actuarial benchmarks and management’s historical experience.
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

	12/31/2018	12/31/2017
	$	$
Discount rate
Increase of 1%	(9,539)	(10,988)
Decrease of 1%	11,729	13,666
Mortality rate
Life expectancy increased by one year	2,263	2,856
Life expectancy decreased by one year	(2,392)	(2,892)

19 - SUPPLEMENTAL DISCLOSURES BY GEOGRAPHIC LOCATION AND PRODUCT LINE
The following table presents geographic information about revenue attributed to countries based on the location of external customers for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
	$	$	$
Revenue
Canada	96,434	78,325	54,574
Germany	24,361	18,248	16,299
United States	834,989	714,330	670,619
Other	97,235	87,223	67,309
Total revenue	1,053,019	898,126	808,801
The following table presents geographic information about long-lived assets by country based on the location of the assets for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Property, plant and equipment
Canada	33,383	32,572
India	53,057	26,099
Portugal	19,175	16,810
United States	271,461	238,039
Total property, plant and equipment	377,076	313,520
Goodwill
Canada	11,520	6,805
India	28,155	24,452
United States	68,039	10,433
Total goodwill	107,714	41,690
Intangible assets
Canada	19,622	10,012
India	18,712	21,904
United States	84,037	15,394
Portugal	18	8
Total intangible assets	122,389	47,318
Other assets
Canada	539	1,331
India	71	94
United States	8,927	5,542
Portugal	49	31
Total other assets	9,586	6,998
The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
	$	$	$
Revenue
Tape	672,856	606,302	538,525
Film	184,743	165,597	152,610
Engineered coated products	126,973	115,538	106,720
Protective packaging	57,070	1,375	1,535
Other	11,377	9,314	9,411
	1,053,019	898,126	808,801

20 - RELATED PARTY TRANSACTIONS
The Company’s key personnel include all members of the Board of Directors and five members of senior management in 2018, 2017 and 2016. Key personnel remuneration includes the following expenses for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	4,591	4,099	4,842
Post-employment and other long-term benefits	289	295	305
Share-based compensation expense (1)	1,016	1,619	5,195
Total remuneration	5,896	6,013	10,342

(1)	The table above does not include amounts recognized in deficit for share-based compensation arising as a result of the amendments to the DSU and PSU plans.
21 - COMMITMENTS
Commitments Under Operating Leases
For the year ended December 31, 2018, the expense in respect of operating leases was $8.6 million ($6.7 million in 2017 and $5.9 million in 2016). As of December 31, 2018, the Company had commitments aggregating approximately $35.5 million through the year 2028 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are expected to be $8.5 million in 2019, $6.2 million in 2020, $5.3 million in 2021, $4.7 million in 2022, $4.7 million in 2023 and $6.1 million for the Company's current commitments thereafter.
Commitments Under Service Contracts
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company has and expects to continue to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $5.8 million as of December 31, 2018 and would decline monthly based on actual service billings to date.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $1.7 million annually in 2019 through 2023 and $1.0 million as the total billings expected over the remainder of the contract up to 2024. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $3.9 million as of December 31, 2018. This amount declines annually until the expiration of the contract.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2022 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $6.4 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.

Commitments to Suppliers
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2018, the Company had on hand $9.2 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through August 2020 totaling approximately $15.0 million as of December 31, 2018. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future.

22 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The classification of financial instruments, as well as their carrying amounts, are as follows for the years ended:

	Amortized cost	Fair value through earnings	Derivatives used for hedging (fair value through OCI)
	$	$	$
December 31, 2018
Financial assets
Cash	18,651	—	—
Trade receivables	129,285	—	—
Supplier rebates and other receivables	4,823	—	—
Interest rate swap agreements - hedge accounting applied	—	—	2,266
Interest rate swap agreements - not used for hedge accounting	—	339	—
Total financial assets	152,759	339	2,266
Financial liabilities
Accounts payable and accrued liabilities (1)	135,644	—	—
Borrowings (2)	494,273	—	—
Non-controlling interest put options	—	10,499	—
Amounts due to former shareholders of Polyair	1,653	—	—
Total financial liabilities	631,570	10,499	—

December 31, 2017
Financial assets
Cash	9,093	—	—
Trade receivables	106,634	—	—
Supplier rebates and other receivables	2,442	—	—
Interest rate swap agreements - hedge accounting applied	—	—	2,139
Total financial assets	118,169	—	2,139
Financial liabilities
Accounts payable and accrued liabilities (1)	85,982	—	—
Borrowings (2)	270,646	—	—
Call option redemption liability	12,725	—	—
Total financial liabilities	369,353	—	—

(1)	Excludes employee benefits

(2)	Excludes finance lease liabilities

Total interest expense (calculated using the effective interest method) for financial assets or financial liabilities that are not at fair value through profit or loss are as follows for each of the years in the three-year period ended December 31, 2018:

	2018	2017	2016
	$	$	$
Interest expense calculated using the effective interest rate method	19,020	8,186	3,965

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
The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and are consistent with accepted economic methods for pricing financial instruments. There were no transfers between Level 1 and Level 2 in 2018 or 2017.
The carrying amounts of the following financial assets and liabilities are considered a reasonable approximation of fair value given their short maturity periods:

•	cash

•	trade receivables

•	supplier rebates and other receivables

•	accounts payable and accrued liabilities

•	call option redemption liability

•	amounts due to former shareholders of Polyair
Borrowings
The fair value of the Company's Senior Unsecured Notes is based on the trading levels and bid/offer prices observed by a market participant. As of December 31, 2018, the Senior Unsecured Notes had a carrying value, including unamortized debt issuance cost, of $245.3 million and a fair value of $248.7 million.
The company's borrowings, other than the Senior Unsecured Notes, consist primarily of variable rate debt. The corresponding fair values are estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing. Accordingly, the carrying amounts are considered to be a reasonable approximation of the fair values. Refer to Note 13 for additional information on borrowings.
As of December 31, 2018, and 2017, the Company categorizes its borrowings as Level 2 on the three-level fair value hierarchy.
Interest Rate Swaps
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.
As of December 31, 2018, and 2017, the Company categorizes its interest rate swaps as Level 2 on the three-level fair value hierarchy.

Call option redemption liability
On July 4, 2017, the Company and the non-controlling shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders of Powerband had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. Execution of this agreement resulted in the recognition of $12.7 million in present obligations recorded in call option redemption liability, and a corresponding reduction of equity on the consolidated balance sheet as of December 31, 2017. Execution of this agreement also resulted in a $1.8 million reduction in the previously-recorded liability relating to the non-controlling interest put options with an offsetting benefit in earnings recorded in finance costs in other expense (income), net, followed immediately by the full derecognition of $8.8 million in remaining liability as a result of the extinguishment of obligations relating to these put options.
On November 16, 2018, the Company closed on the previously exercised call option to acquire the outstanding 26% interest in Powerband for $9.9 million, which resulted in the full derecognition of the previously recorded call option redemption liability of $12.7 million on the consolidated balance sheet as of December 31, 2017. Upon derecognition of the call option redemption liability, and to account for the difference between the agreed-upon share purchase price of $9.9 million and the recorded liability of $12.7 million, a $1.4 million increase in equity was recorded on the consolidated balance sheet as of December 31, 2018 and a $1.4 million foreign exchange gain was recorded in consolidated earnings in finance costs in other expense (income), net.
Non-controlling interest put options
As it relates to Powerband, there were no liabilities relating to the non-controlling interest put options recorded on the consolidated balance sheet as of December 31, 2018 and 2017, due to their derecognition as discussed above.
In connection with the acquisition of Airtrax, as discussed in Note 17, the Company, through its Capstone subsidiary, is party to a shareholders’ agreement that contains put options, which provide each of the non-controlling interest shareholders with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period. The agreed-upon purchase price is equal to the fair market valuation as determined through a future negotiation or, as needed, a valuation to be performed by an independent and qualified expert at the time of exercise. Finalization of the acquisition resulted in the initial recognition of $10.9 million in present obligations recorded in non-controlling interest put options, and a corresponding reduction of equity on the consolidated balance sheet. During the year ended December 31, 2018, the obligation was remeasured due to changes in exchange rates since the acquisition resulting in a $0.4 million reduction in the liability and a corresponding gain recorded in finance costs in other expense (income), net. As of December 31, 2018, the amount recorded on the consolidated balance sheet for this obligation is $10.5 million.
As it relates to Capstone, the Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. This estimation is intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The calculation was made using significant unobservable inputs including estimations of undiscounted future annual cash inflows ranging between $1.0 million and $2.0 million, and a discount rate of 14.6%, which the Company believed to be commensurate with the risks inherent in the ownership interest as of December 31, 2018. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could have resulted in a higher or lower fair value measurement.

A reconciliation of the carrying amount of financial instruments classified within Level 3 follows for the years ended:

Non-controlling interest put options
$
Balance as of December 31, 2016	10,020
Valuation adjustment made to Powerband non-controlling interest put options	(1,845)
Extinguishment of Powerband non-controlling interest put options	(8,810)
Net foreign exchange differences	635
Balance as of December 31, 2017	—
Non-controlling interest put options resulting from the Airtrax Acquisition	10,888
Net foreign exchange differences	(389)
Balance as of December 31, 2018	10,499
Refer to Note 17 for more information regarding business acquisitions.
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
The estimated increase (decrease) to finance cost-other expense (income), net from financial assets and financial liabilities resulting from a 10% strengthening of other currencies against the US dollar, everything else being equal, would be as follows:

	2018	2017
	USD$	USD$
Canadian dollar	(4,719)	(5,944)
Euro	(64)	(95)
Indian Rupee	(881)	227
	(5,664)	(5,812)
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
Hedge of net investment in foreign operations
A foreign currency exposure arises from the Parent Company’s net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment to vary.
In 2018, the Parent Company completed the private placement of its USD denominated Senior Unsecured Notes which resulted in additional equity investments in IPG (US) Holdings Inc. The Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment. Gains or losses on the retranslation of this borrowing are transferred to OCI to offset any gains or losses on translation of the net investment in the subsidiary. The Senior Unsecured Notes are included as a liability in the borrowings line on the consolidated balance sheet as of December 31, 2018.
There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. The Company has established a hedge ration of 1:1 as the underlying risk of the hedging instrument is identical to the hedge risk component. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the amount of the fixed rate borrowing and is recorded in finance costs in other expense (income), net. To assess hedge effectiveness, the Parent Company determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the carrying amount of the Senior Unsecured Notes that is attributable to a change in the current exchange rate, with changes in the investment in the foreign operation due to movements in the current exchange rate.
The amount related to items designated as hedging instruments in the hedge of a net investment are as follows for the year ended December 31, 2018:

	Notional Amount	Carrying Amount	Change in value used for calculating hedge ineffectiveness	Change in value of hedging instrument recognized in OCI	Hedge ineffectiveness recognized in earnings	Foreign exchange impact recognized in CTA
	$	$	$	$	$
Senior Unsecured Notes denominated in USD	250,000	245,252	(10,926)	(9,421)	(1,527)	22

The amounts related to items designated as hedged items are as follows for the year ended December 31, 2018:

	Change in value used for calculating hedge ineffectiveness	Foreign currency translation reserve
	$	$
Net investment in IPG (US) Holdings, Inc.	9,421	(9,421)
Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate borrowings. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s risk strategy with respect to its exposure associated with variable rate borrowings is that the Financial Risk Management Committee monitors the Company’s amount of variable rate borrowings, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30-day LIBOR and CDOR-based cash flows.
To help accomplish this objective, the Company entered into interest rate swap agreements as follows:

	Effective Date	Maturity	Notional amount		Settlement	Fixed interest rate paid
Qualifying cash flow hedges:			$			%
	June 8, 2017	June 20, 2022	40,000		Monthly	1.79
	July 21, 2017	July 18, 2022	CDN$36,000	(1)	Monthly	1.6825
	August 20, 2018	August 18, 2023	60,000		Monthly	2.045
Non-qualifying cash flow hedge:
	March 18, 2015	November 18, 2019	40,000		Monthly	1.61

(1)	The notional amount will decrease by CDN$18.0 million on July 18, 2021 and 2022.
On August 20, 2018, an interest rate swap agreement with a notional amount of $60.0 million and fixed interest rate of 1.1970% matured and was settled in full.
The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. If the underlying interest rate swap agreement is a qualifying cash flow hedge, these payments are recorded as an adjustment of interest expense on the hedged debt instruments and the related amount payable to or receivable from counterparties is included as an adjustment to accrued interest. Cash payments related to non-qualifying cash flow hedges are recorded as a reduction of the fair value of the corresponding interest rate swap agreement recognized in the balance sheet, which indirectly impacts the change in fair value recorded in earnings.
There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate swap match the terms of the corresponding variable rate borrowing and it is expected that the value of the interest rate swap contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying interest rates. The Company has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. The main source of hedge ineffectiveness which could exist in these hedge relationships is the effect of the counterparty and the Company’s own credit risk on the fair value of the interest rate swap contracts, which is not reflected in the fair value of the hedged item attributable to the change in interest rates.
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

The following table summarizes information regarding interest rate swap agreements designated as hedging instruments:

	Carrying amount included in other assets	Change in fair value of the hedging instrument recognized in OCI (1)	Change in deferred tax recognized in OCI	Amounts reclassified from cash flow hedging reserve to earnings		Balance in cash flow hedge reserve for continuing hedges	Balance remaining in cash flow hedge reserve from hedging relationship for which hedge accounting no longer applies
	$	$		$		$	$
December 31, 2018	2,266	970	463	(531)	(2)	2,177	313
December 31, 2017	2,139	2,358	(750)	—		1,588	—

(1)	The hedging gain recognized in OCI before tax is equal to the change in fair value used for measuring effectiveness. There is no ineffectiveness recognized in earnings.

(2)	Reclassification of unrealized gains from OCI as a result of discontinuation of hedge accounting for certain interest rate swap agreements.
As of December 31, 2018, and 2017, the impact on the Company’s finance costs in interest expense from a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $1.2 million and $0.5 million, respectively.
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
Trade receivables
There was one customer as of December 31, 2018 (three customers as of December 31, 2017) with trade receivables that accounted for more than 5% of the Company’s total trade receivables. These trade receivables were current as of December 31, 2018 and 2017. The Company believes its credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in actual losses.
The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2018	December 31, 2017
	$	$
Current	105,556	91,736
Past due accounts not impaired
1 – 30 days past due	17,985	12,435
31 – 60 days past due	2,983	1,652
61 – 90 days past due	1,658	288
Over 90 days past due	1,103	523
	23,729	14,898
Allowance for expected credit loss	659	641
Gross accounts receivable	129,944	107,275
The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance for individually impaired trade receivables by considering a number of factors, including notices of liquidation, information provided by credit monitoring services, the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, the customer’s history of paying balances when they are past due, historical results and the condition of the general economy and the industry as a whole. After considering the factors above, at December 31, 2018, the Company has determined there is no significant increase or decrease in its trade receivable credit risk since their initial recognition.
The Company writes off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for expected credit loss. Amounts are written-off based on the final results of bankruptcy or liquidation proceedings, as well as consideration of local statutes of limitations and other regulations permitting or requiring the write-off of trade receivables. The trade receivables written off during the year ended December 31, 2018 are not subject to enforcement activity.
The Company’s maximum exposure to credit risk at the end of the reporting period would be the gross accounts receivable balance shown in the table above. In general, the Company does not hold collateral with respect to its trade receivables.

The following table presents a continuity summary of the Company’s allowance for expected credit loss as of and for the years ended December 31:

	2018	2017
	$	$
Balance, beginning of year	641	254
Additions	296	1,095
Recoveries	(226)	(397)
Write-offs	(38)	(300)
Foreign exchange	(14)	(11)
Balance, end of year	659	641
Supplier rebates and other receivables
Credit risk associated with supplier rebates and other receivables is limited considering the amount is not material, the Company’s large size and diversified counterparties and geography.
Liquidity Risk
Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its borrowings, finance lease liabilities, accounts payable and accrued liabilities and its option liabilities. The Company finances its operations through a combination of cash flows from operations and borrowings.
Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future.
The following maturity analysis for financial liabilities is based on the remaining contractual maturities as of the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.

The maturity analysis for financial liabilities and finance lease liabilities is as follows for the years ended:

	Non-controlling interest put options	Other borrowings	Interests on other borrowings	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
	$	$	$	$	$	$
December 31, 2018
Current maturity	—	12,948	29,548	1,627	135,644	179,767
2020	—	13,631	29,360	839	—	43,830
2021	—	17,006	28,599	688	—	46,293
2022	—	18,780	28,005	2,914	—	49,699
2023	—	188,223	22,003	136	—	210,362
2023 and thereafter	10,499	250,826	48,806	34	—	310,165
	10,499	501,414	186,321	6,238	135,644	840,116

	Call option redemption liability	Other long-term borrowings	Interests on other borrowings	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
	$	$	$	$	$	$
December 31, 2017
Current maturity	12,725	10,348	7,068	4,891	85,982	121,014
2019	—	257,116	6,703	1,047	—	264,866
2020	—	1,238	5,025	471	—	6,734
2021	—	1,278	4,512	406	—	6,196
2022	—	921	3,235	2,645	—	6,801
2022 and thereafter	—	1,381	1,341	—	—	2,722
	12,725	272,282	27,884	9,460	85,982	408,333

(1)	Excludes employee benefits
As of December 31, 2018, the Company had $18.7 million of cash and $375.1 million of loan availability (comprised of committed funding of $368.5 million and uncommitted funding of $6.6 million), yielding total cash and loan availability of $393.9 million compared to total cash and loan availability of $186.6 million as of December 31, 2017. The increase in cash and loan availability is primarily due to increased capacity under the 2018 Credit Facility and the issuance of the $250 million Senior Unsecured Notes in October, 2018.
Price Risk
The Company’s price risk arises from changes in its raw material prices. A significant portion of the Company’s major raw materials are by-products of crude oil and natural gas and as such, prices are significantly influenced by the fluctuating underlying energy markets. The Company’s objectives in managing its price risk are threefold: (i) to protect its financial result for the period from significant fluctuations in raw material costs, (ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets, and (iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. In order to manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.
As of December 31, 2018, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $53.6 million ($45.2 million in 2017). A similar decrease of 10% will have the opposite impact.

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
The capital structure of the Company consists of cash, borrowings and equity. A summary of the Company’s capital structure is as follows for the years ended:

	December 31, 2018	December 31, 2017
	$	$
Cash	18,651	9,093
Borrowings	499,985	279,463
Total equity	261,428	254,722
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
On March 12, 2019, the Company declared a cash dividend of $0.14 per common share payable on March 29, 2019 to shareholders of record at the close of business on March 22, 2019. The estimated amount of this dividend payment is $8.2 million based on 58,650,310 shares of the Company’s common shares issued and outstanding as of March 12, 2019.

