Form 20-F
period 2019-12-31
INTERTAPE POLYMER GROUP INC
filed 2020-03-25
CIK 880224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  ________________________________________
FORM 20-F
________________________________________

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Not applicable
(Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Shares, without nominal or par value	ITP	Toronto Stock Exchange
Common Shares, without nominal or par value	ITPOF	OTC Pink Marketplace
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Not applicable
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2019, there were 59,009,685 common shares outstanding.
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

TABLE OF CONTENTS

		Page
PART I...................................................................................................................................................................................		7

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS....................................	7

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE.......................................................................	7

ITEM 3:	KEY INFORMATION............................................................................................................................	7

A.	SELECTED FINANCIAL DATA...................................................................................................	7

B.	CAPITALIZATION AND INDEBTEDNESS................................................................................	8

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS..........................................................	8

D.	RISK FACTORS.............................................................................................................................	8

ITEM 4:	INFORMATION ON THE COMPANY ................................................................................................	19

A.	HISTORY AND DEVELOPMENT OF THE COMPANY.............................................................	20

B.	BUSINESS OVERVIEW.................................................................................................................	23

(1)	Products, Markets and Distribution.................................................................................................	27
(2)	Customers and Sales........................................................................................................................	35
(3)	Seasonality of the Company’s Main Business.................................................................................	35
(4)	Equipment and Raw Materials........................................................................................................	36
(5)	Marketing Channels.........................................................................................................................	37
(6)	Trademarks and Patents...................................................................................................................	37
(7)	Competition.....................................................................................................................................	37
(8)	Environmental Initiatives and Regulation.......................................................................................	38

C.	ORGANIZATIONAL STRUCTURE..............................................................................................	40

D.	PROPERTY, PLANTS AND EQUIPMENT...................................................................................	41

ITEM 4A:	UNRESOLVED STAFF COMMENTS	43
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS (MANAGEMENT’S DISCUSSION & ANALYSIS)...............................................................................................................	43

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................................................	79

A.	DIRECTORS AND SENIOR MANAGEMENT............................................................................	79

B.	COMPENSATION.........................................................................................................................	81

C.	BOARD PRACTICES.....................................................................................................................	99

D.	EMPLOYEES.................................................................................................................................	100

E.	SHARE OWNERSHIP....................................................................................................................	101

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.........................................	102

A.	MAJOR SHAREHOLDERS...........................................................................................................	102

B.	RELATED PARTY TRANSACTIONS...........................................................................................	103

C.	INTERESTS OF EXPERTS AND COUNSEL...............................................................................	103

ITEM 8:	FINANCIAL INFORMATION..............................................................................................................	103

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION......................	103

B.	SIGNIFICANT CHANGES............................................................................................................	105

ITEM 9:	THE OFFER AND LISTING.................................................................................................................	105

A.	OFFER AND LISTING DETAILS.................................................................................................	105

B.	PLAN OF DISTRIBUTION............................................................................................................	105

C.	MARKETS......................................................................................................................................	105

D.	SELLING SHAREHOLDERS........................................................................................................	105

E.	DILUTION.....................................................................................................................................	105

F.	EXPENSES OF THE ISSUE..........................................................................................................	106

ITEM 10:	ADDITIONAL INFORMATION...........................................................................................................	106

A.	SHARE CAPITAL..........................................................................................................................	106

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION.............................................................	106

C.	MATERIAL CONTRACTS............................................................................................................	107

D.	EXCHANGE CONTROLS.............................................................................................................	109

E.	TAXATION.....................................................................................................................................	111

F.	DIVIDENDS AND PAYING AGENTS..........................................................................................	114

G.	STATEMENT BY EXPERTS..........................................................................................................	114

H.	DOCUMENTS ON DISPLAY........................................................................................................	114

I.	SUBSIDIARY INFORMATION.....................................................................................................	114

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK........................	114

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......................................	114

PART II.................................................................................................................................................................................		114

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................	114

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS............................................................................................................................................	115

ITEM 15:	CONTROLS AND PROCEDURES.......................................................................................................	115

ITEM 16:	[RESERVED].........................................................................................................................................	115

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT.....................................................................................	116

ITEM 16B:	CODE OF ETHICS................................................................................................................................	116

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES.........................................................................	116

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE..........................	117

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS....	117

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT.........................................................	117

ITEM 16G:	CORPORATE GOVERNANCE............................................................................................................	117

ITEM 16H:	MINE SAFETY DISCLOSURE............................................................................................................	117

PART III................................................................................................................................................................................		117

ITEM 17:	FINANCIAL STATEMENTS.................................................................................................................	117

ITEM 18:	FINANCIAL STATEMENTS.................................................................................................................	117

ITEM 19:	EXHIBITS..............................................................................................................................................	117

A.	Consolidated Financial Statements.........................................................................................................	117

B.	Exhibits:..................................................................................................................................................	119

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information included in this annual report on Form 20-F constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this annual report on Form 20-F, including statements regarding the Company’s industry and economic conditions, the Company’s outlook, plans, prospects, products, financial position, future transactions, acquisitions and partnerships, the expected financial performance and benefits of the Polyair, Maiweave and Nortech transactions, the expansion of operational synergies gained from the Polyair and Nortech acquisitions, the expected cost savings and synergies, including total annual synergies, annualized run rate synergies and operational cost synergies, from the Polyair and Nortech acquisitions, the potential impact and effects of COVID-19, future sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, share repurchases, fluctuations in raw material costs, competition, capital and other significant expenditures, working capital requirements, pension plan contribution requirements and administration expenses, manufacturing facility closures and other restructurings, and related cost savings, manufacturing facility rationalization and commercialization initiatives, liquidity, the Company’s production at its greenfield manufacturing facilities, the impact of new accounting standards, including the expected impact of new accounting guidance for leases, contractual commitments, judgments, estimates, assumptions, litigation, and business strategies, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the management of Intertape Polymer Group Inc. (“Intertape,” “Intertape Polymer Group,” or the “Company”). Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “believe,” “future,” “likely,” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry and the Company’s customers’ industries; changes in general economic, political, social, fiscal or other conditions in any of the countries where the Company operates, including changes that may result from the impact of COVID-19; the Company’s customers’ industries and the general economy; the impact of changes to tariffs and other international trade developments; the anticipated benefits from the Company’s manufacturing facility closures, manufacturing facility rationalization initiatives, greenfield developments, and other restructuring efforts; selling prices; the impact of fluctuations in raw material prices and freight costs; the quality and market reception of the Company’s products; the expected strategic and financial benefits from the Company’s ongoing capital investment and mergers and acquisitions programs; the Company’s ability to integrate and realize synergies from acquisitions; the anticipated benefits from the Company’s capital expenditures; the Company’s anticipated business strategies; risks and costs inherent in litigation; risks and costs inherent in the Company’s intellectual property; the Company’s ability to maintain and improve quality and customer service; the Company’s ability to retain, and adequately develop and incentivize, its management team and key employees; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; the Company’s flexibility to allocate capital after the Senior Unsecured Notes offering; availability of funds under the Company’s 2018 Credit Facility; the Company’s ability to continue to control costs; movements in the prices of key inputs such as raw material, energy and labor, government policies, including those specifically regarding the manufacturing industry, such as industrial licensing, environmental regulations, labor and safety regulations, import restrictions and duties, intellectual property laws, excise duties, sales taxes, and value added taxes; accidents and natural disasters; changes to accounting rules and standards; and other factors beyond our control. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5. Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” as well as statements located elsewhere in this annual report on Form 20-F and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this annual report on Form 20-F. The Company will not update these statements unless applicable securities laws require it to do so.

PART I

Item 1:	Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:	Offer Statistics and Expected Timetable

Not applicable.

Item 3:	Key Information

A.	SELECTED FINANCIAL DATA
The selected financial data presented below for the five years ended December 31, 2019 is presented in US dollars and is derived from the Company’s consolidated financial statements and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The information set forth below was extracted from the consolidated financial statements and related notes included in this annual report and annual reports previously filed and should be read in conjunction with such consolidated financial statements.

	As of and for the Year Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands of US dollars, except shares and per share amounts)
	$	$	$	$	$
Statements of Consolidated Earnings:
Revenue	1,158,519	1,053,019	898,126	808,801	781,907
Earnings before income taxes	57,534	56,451	77,007	70,706	67,655
Net earnings attributable to Company shareholders	41,216	46,753	64,224	51,120	56,672
Net earnings (loss) attributable to non-controlling interests	8	(104)	(266)	17	—
Total net earnings	41,224	46,649	63,958	51,137	56,672
Earnings per share attributable to Company shareholders:
Basic	0.70	0.79	1.09	0.87	0.95
Diluted	0.70	0.79	1.08	0.85	0.93
Balance Sheets:
Total assets	1,025,740	1,004,840	715,872	580,597	487,262
Capital stock	354,559	350,267	350,759	351,203	347,325
Total equity	272,228	261,428	254,722	242,943	216,728
Equity attributable to Company shareholders	260,740	249,847	248,133	236,536	216,728
Equity attributable to non-controlling interests	11,488	11,581	6,589	6,407	—
Number of common shares outstanding	59,009,685	58,650,310	58,799,910	59,060,335	58,667,535
Dividends declared per share	0.58	0.56	0.56	0.54	0.50

B.	CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D.	RISK FACTORS

The risks described below, as well as other information set forth in this Annual Report on Form 20-F, including the “Management’s Discussion and Analysis of Financial Conditions” and “Results of Operations” sections and the consolidated financial statements and related notes, should be carefully considered. If any of the risks and uncertainties described below actually occur or continue to occur, our business, sales, profitability, results of operations, financial condition, competitiveness, costs, expenses, liquidity, market share, brand, reputation and/or share price may be impacted.

Moreover, the risks below are not the only risk factors we face and additional risks that are unknown to us or that we consider to be immaterial may become material at any time.
Current economic conditions and uncertain economic forecast could adversely affect the Company’s results of operations and financial conditions.

The Company’s operations and performance depend significantly on worldwide economic conditions, particularly in the manufacturing sector in North America, Asia and Europe, and their impact on levels of capital spending. Unfavorable changes in the global economy have affected and may affect the demand for the products of the Company and our customers, customers’ and suppliers’ access to credit and the stability of the global financial system, the overall health of our markets, unemployment and other macroeconomic factors generally affecting commercial and industrial spending behavior and negatively affect the operations of the Company’s suppliers’ and their ability to supply the Company with finished goods and the raw materials and components required for the Company’s products. Further, adverse economic conditions could also increase the likelihood of customer delinquencies. A prolonged period of economic decline could have a material adverse effect on the results of operations, gross margins, and the overall financial condition of the Company, as well as exacerbate the other risk factors set forth below.
Fluctuations in raw material costs or the unavailability of raw materials may adversely affect the Company’s profitability.

A significant portion of the Company’s major raw materials are by-products of crude oil and natural gas which are subject to risks associated with energy markets. These markets are subject to volatility, which may result in increased raw material costs for the Company. A number of potential factors, such as legislation aimed at reducing greenhouse gas emissions, wars, terrorist attacks, natural disasters, heightened tariffs and other adverse international trade issues, and political unrest, may result in volatile energy markets and increased raw material costs for the Company. The prices for these raw materials have fluctuated in the past and these fluctuations could recur, and the Company's performance depends in part on its ability to reflect changes in costs by increasing our selling prices.

Historically, the Company has generally been able to pass on significant raw material cost increases through price increases to its customers. The Company’s results of operations in prior years, at times, have been negatively impacted by raw material cost increases. These increases adversely affected the Company’s profitability. As a result of raw material cost increases, the Company may increase prices (which could result in reduced market share) or may choose to keep prices the same (which could result in decreased margins). The Company’s profitability in the future may be adversely affected due to fluctuations in raw material prices. Additionally, the Company relies on its suppliers for deliveries of raw materials. If any of its suppliers are unable to deliver raw materials to the Company for an extended period of time, there is no assurance that the Company’s raw material requirements would be met by other suppliers on acceptable terms, or at all (although the Company has alternative suppliers for a number of the raw materials it uses), which could have a material adverse effect on the Company’s results of operations.

COVID-19 could materially adversely affect our results.
If a pandemic, epidemic or outbreak of an infectious disease occurs, our business may be adversely affected. For example, beginning in December 2019 in China, a new strain of the coronavirus (COVID-19) has spread rapidly through the world, including the United States, Canada and Europe (where, collectively, fairly large portions of the Company’s operations are located and its sales occur), bringing the total to greater than 100 countries worldwide with confirmed cases of COVID-19. The impact of the virus varies from region to region and from day to day.
At the time of this filing, COVID-19 has not caused significant disruption in the Company’s business.  So far in 2020, we have been seeing fairly normal order patterns and supply chains have not been materially disrupted. However, the outbreak of the COVID-19 virus is likely to have a materially negative impact in 2020 (and perhaps beyond) on the global economy.  For the Company, this outbreak might materially impact the Company’s ability to manufacture, source (including the delivery of raw materials to its facilities) or distribute its products both domestically and internationally or reduce demand for its products, any of which could have a significant negative impact on the Company’s financial results in 2020 and beyond. Given the dynamic nature of this outbreak (including its impact on the global economy and the applicable governmental responses), however, the extent to which the COVID-19 virus impacts the Company’s results will depend on future developments, which remain highly uncertain and cannot be accurately predicted at this time.
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
Historically some of our competitors have merged. Consolidation among our competitors could enhance their market share and financial position, provide them with the ability to achieve better purchasing terms and provide more competitive prices to customers for whom we compete, and allow them to utilize merger synergies and cost savings to increase advertising and marketing budgets to more effectively compete for customers. These consolidated competitors could take sales volume away from the Company in certain markets, could achieve greater market penetration, could cause the Company to change its pricing with a negative impact on its margins or could cause the Company to spend more money to maintain customers or seek new customers, all of which could negatively impact the Company's business.
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
Further, there are possible operational risks including: difficulty assimilating and integrating the operations, products, technology, information systems and personnel of acquired companies; losing key personnel of acquired entities; entry into markets in which the Company has no or limited prior experience; diversion of management’s attention; compliance with a different jurisdiction’s laws; failure to obtain or retain intellectual property rights for certain products; and difficulty honoring commitments made to customers of the acquired companies prior to the acquisition. The Company may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses. These acquisitions could expose the Company to significant integration risks and increased organizational complexity, including more complex and costly accounting processes and internal controls, which may challenge management and may adversely impact the realization of an increased contribution from said acquisitions. In addition, while the Company executes these acquisitions and related integration activities, management's attention may possibly be diverted from ongoing operations which may have a negative impact on the business. The failure to adequately anticipate and address these risks could adversely affect the Company’s business and financial performance.
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
The credit agreement and security agreements governing the Company’s 2018 Credit Facility and the indenture entered into in connection with the Senior Unsecured Notes offering include a number of significant restrictive covenants. These covenants could limit the Company’s ability to plan for or react to market conditions, meet its capital needs and execute its business strategy. These covenants, among other things, limit the Company’s ability and the ability of its subsidiaries to incur additional debt; prepay other debt; pay dividends and make other restricted payments; create or permit certain liens; issue or sell capital stock of restricted subsidiaries; use the proceeds from sales of assets; make certain investments; create or permit restrictions on the ability of the non-guarantors to pay dividends or to make other distributions to the Company; enter into certain types of transactions with affiliates; engage in unrelated businesses; enter into sale and leaseback transactions; and consolidate or merge or sell the Company’s assets substantially as an entirety.
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
The Company’s dividend policy currently provides for an annualized dividend of $0.59 per share. The future declaration and payment of dividends, if any, will be at the discretion of the Board of Directors and will depend on a number of factors, including the Company’s financial and operating results, financial position, legal requirements, and anticipated cash requirements. The Company can give no assurance that dividends will be declared and paid in the future or, if declared and paid in the future, at the same level as in the past. Additionally, the Company’s 2018 Credit Facility restricts its ability to pay dividends if the Company does not meet its net leverage or interest coverage ratios, or if the Company is otherwise in default.
The Company’s outstanding debt and changes in interest rates could adversely affect its financial condition.
As of December 31, 2019, the Company had outstanding debt of $508.8 million, which represented 40.4% of its total capitalization. Of such total debt, approximately $251.9 million net of unamortized fees was secured. The Company’s outstanding indebtedness could adversely affect its financial condition. The Company’s outstanding indebtedness could also increase its vulnerability to adverse general economic and industry conditions; require the Company to dedicate a substantial portion of its cash flows from operating activities to payments on its indebtedness, thereby reducing the availability of the Company’s cash flows to fund working capital, capital expenditures, potential acquisitions, research and development efforts and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have less debt; and limit the Company’s ability to borrow additional funds on terms that are satisfactory to it or at all.
Certain loans and financing extended to the Company are made at variable rates that use the London Inter-bank Offered Rate ("LIBOR") as a benchmark for establishing the interest rate. LIBOR is the subject of recent proposals for reform. On July 27, 2017, the United Kingdom’s Financial Conduct Authority announced that it intends to phase out LIBOR rates by the end of 2021. It is unclear whether these reforms may cause LIBOR to cease to exist, new methods of calculating LIBOR will be established or an alternative reference rate(s) will be established. If LIBOR ceases to exist, the method and rate used to calculate our variable-rate debt in the future may result in interest rates and/or payments that are higher than, lower than, or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. The consequences cannot be entirely predicted and could have an adverse impact on the market value for or value of LIBOR-linked loans and other financial obligations or extensions of credit held by the Company. The potential effect of any such event on our cost of capital, financial results, and cash flows cannot yet be determined.
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
The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $15.1 million as of December 31, 2019 as compared to $14.9 million at the end of 2018. For 2019 and 2018, the Company contributed $1.3 million and $13.9 million, respectively, to its wholly or partially funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit. In addition, the Company cannot predict whether a change in factors such as pension asset performance or interest rates, will require the Company to make a contribution in excess of its current expectations. Also, the Company expects to contribute $1.4 million to satisfy its 2020 minimum funding requirement for its wholly or partially funded pension plans and to beneficiaries for its unfunded other benefit plans. Further, the Company may not have the funds necessary to meet future minimum pension funding requirements or be able to meet its pension benefit plan funding obligation through cash flows from operating activities.
The Company depends on the proper functioning of its information systems.
The Company is dependent on the proper functioning of information systems, some of which are owned and operated by third parties, including the Company's vendors, customers and/or suppliers, to store, process and transmit confidential information, including financial reporting, inventory management, procurement, invoicing and electronic communications belonging to its customers, its suppliers, its employees and/or the Company itself. The Company’s information systems are vulnerable to natural disasters, fire, casualty, theft, technical failures, terrorist acts, cybersecurity breaches, power loss, telecommunications failures, physical or software intrusions, computer viruses, and similar events. If the Company’s critical information systems fail or are otherwise unavailable, its operations could be disrupted, causing a material adverse effect on its business, operations and financial statements.
The Company relies on third parties to provide software, support and management with respect to a variety of business processes and activities as part of our information technology network, and is utilizing cloud computing through certain of our third-party vendors. The security and privacy measures the Company and its vendors, customers and suppliers implement are critical to the business, key relationships, and compliance with applicable law. Despite the Company's security measures and business continuity plans, these information technology networks may be vulnerable to damage, disruptions or shutdowns due to attacks by hackers, natural disasters or catastrophic events, or breaches due to errors or malfeasance by employees, contractors and others who have access to the networks and systems.
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
To date, the Company has not experienced a material cybersecurity breach and has prevented or adequately managed less impactful incidents. However, the Company suspects that risks and exposures related to cybersecurity attacks will remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats. The Company maintains first and third-party cybersecurity insurance coverage in an attempt to mitigate such risks.
The Company faces risks related to its international operations.
The Company has customers and operations located outside the US and Canada. In 2019, sales to customers located outside the US and Canada represented approximately 11% of its sales. The Company’s international operations present it with a number of risks and challenges, including potential difficulties staffing and managing its foreign operations, potential difficulties managing a more extensive supply chain as compared to its sales efforts in the US and Canada, potential adverse changes in tax regulations affecting tax rates and the way the US and other countries tax multinational companies, the effective marketing of the Company’s products in other countries, tariffs and other trade barriers, less favorable intellectual property laws, longer customer payment cycles, exposure to economies that may be experiencing currency volatility or negative growth, exposure to political and economic instability and unsafe working conditions (including acts of terrorism, widespread criminal activities and outbreaks of war), certain cultural differences and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance.
There have been recent changes, and future, additional changes may occur, to US and foreign trade and tax policies, including heightened import restrictions, import and export licenses, new tariffs, trade embargoes, government sanctions or trade barriers. Any of these restrictions could prevent or make it difficult for the Company to obtain certain raw materials and/or equipment needed to manufacture certain products. Increased tariffs could require the Company to increase its prices which could decrease demand for the Company’s products. In some situations, it may be difficult for the Company to effect a price increase for products whose raw materials are affected by tariffs, see “Risk Factor—Fluctuations in raw material costs or the unavailability of raw materials may adversely affect the Company’s profitability.” In addition, other countries may retaliate through their own restrictions and/or increased tariffs which would affect our ability to export products and therefore adversely affect our sales.
In 2019, the US Federal Reserve decreased its benchmark interest rate but signaled that rates could rise in the future. While it is unclear whether these actions suggest a change in previous monetary policy positions, any such change or market expectation of such change may result in significantly higher long-term interest rates. Such a transition may be abrupt and may, among other things, reduce the availability and/or increase the costs of obtaining new debt and refinancing existing indebtedness, negatively impact the market price of our common stock, and potentially decrease demand for the products of the Company and its customers.
In addition, in June 2016, voters in the United Kingdom approved an advisory referendum to withdraw membership from the European Union (commonly referred to as “Brexit”). The United Kingdom formally departed from the European Union on January 31, 2020, subject to a transition period expected to last until December 31, 2020 (the “Brexit Transition Period”). During the Brexit Transition Period, most European Union rules and regulations will continue to apply to the United Kingdom as negotiations are expected to continue on after the expiration of the Brexit Transition Period. Brexit could adversely affect worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. Uncertainty about future custom and trade arrangements between the United Kingdom and other countries may have a material adverse effect on our business.
Brexit could cause disruptions to, and create uncertainty surrounding, the Company’s business in Europe, including affecting the Company’s relationships with its existing and future customers, suppliers and employees. Until the Brexit negotiation process is completed, it is difficult to anticipate the potential impact on our operations. As the process evolves, we will continue to assess its impact on us.
Because the Company has operations in Europe, it is subject to the European General Data Protection Regulation (“GDPR”) enacted on May 25, 2018. The GDPR imposes additional obligations and risk upon the Company’s business and increases the penalties to which we could be subject in the event of any non-compliance. The Company may incur expenses in complying with the obligations imposed by the GDPR and the Company may be required to make changes in its business operations, all of which may adversely affect its revenue and business overall. Additionally, because the GDPR’s standards are relatively new, the Company is unable to predict how they will be applied. Despite best efforts to attempt to comply with the GDPR, a regulator may determine that the Company has not done so and subject it to fines and public censure, which could harm the Company.

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
The Company’s operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, US (federal, state and local), Canadian (federal, provincial and local), Portuguese (federal, state and local), and Indian (federal, state and local) environmental laws applicable to the Company include statutes and regulations intended to impose certain obligations with respect to site contamination and to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties, as well as to prevent future soil and groundwater contamination; imposing air ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; governing the handling, management, treatment, storage and disposal of hazardous wastes and substances; regulating the chemical content of products; and regulating the discharge of pollutants into waterways.
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
The Company obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time it either acquires or leases such facilities. These assessments typically include general inspections and for Phase II site assessments, may involve soil sampling and/or groundwater analysis. These assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities of which the Company is not aware. In addition, ongoing cleanup and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company’s properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of its properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of its operations, may cause the Company to incur significant costs and liabilities that could have a material adverse effect on it.
Phase II environmental site assessment reports conducted in the fall of 2017 documented the presence of soil and groundwater contamination at the Cantech facilities in Cornwall, Ontario, Canada and Montreal, Quebec, Canada. With respect to the owned Cantech facility located in Cornwall, Ontario, Canada, and the Cantech facility leased by the Company in Montreal, Quebec, environmental reports obtained in 2017 indicated the presence of certain contaminants at levels exceeding applicable regulatory standards, including cyanide and toluene in soil samples, vinyl chloride in groundwater samples. These and any other environmental matters that may be discovered could be subject to additional investigation. To the extent the presence of such contaminants requires remediation work, results in any penalties or other amounts or gives rise to third party claims based on alleged migration of contaminants, there could be an adverse effect on the financial position of the Company. The Company closed its Johnson City, Tennessee manufacturing facility at the end of 2018 and subsequently sold the facility in June 2019. In April of 2019, the Company announced that it would close its Montreal, Quebec manufacturing facility and by August 2019 had transferred substantially all manufacturing operations to its other existing manufacturing facilities. The Company completed the closure of the manufacturing facility at the end of 2019.

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
IPG has a number of management system components in place to routinely query and assess our operating facilities for compliance with applicable environmental permits and requirements. These management systems are focused on ensuring on-going compliance with those requirements or identifying instances of non-compliance for voluntary notification to regulatory authorities and prompt resolution of non-compliance status.
Our goodwill and other intangible assets represent a significant amount of our total assets.
Our total assets reflect significant intangible assets, primarily goodwill. At December 31, 2019, goodwill and other intangible assets totaled $222.7 million, or 21.7% of our total assets. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business acquisitions. The Company may experience unforeseen issues with businesses acquired, which may adversely affect the anticipated returns of the business or value of the intangible assets and trigger an evaluation of the recoverability of the recorded goodwill and intangible assets for such business. The Company assesses annually whether there has been impairment in the value of goodwill or indefinite-lived intangible assets. If future operating performance were to fall below current levels, the Company could be required to recognize a non-cash charge to operating earnings to impair the related goodwill or other intangible assets. With respect to continuing operations, the Company recognized $0.1 million in non-cash impairment charges for the year ended December 31, 2019 related to one intangible asset. Any future goodwill or intangible asset impairments could negatively affect the Company's financial condition and results of operations.
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
Climate change, weather events, public health crises and other disasters can adversely affect the Company's operations, particularly in the event of catastrophic loss of its key manufacturing facilities.
While the Company manufactures products in a large number of diversified facilities and maintains insurance covering its facilities, a catastrophic loss of the use of all or a portion of one of its key manufacturing facilities or workforce due to accident, equipment failures, labor issues, public health crises (such as the coronavirus, COVID-19), extreme weather conditions, power outages, explosion, terrorism, manmade disaster, natural disaster (including fire, hurricane, flood, earthquake, extreme temperatures, flood, drought, typhoon, tsunamis), rising sea levels, climate change or otherwise, whether short or long-term, could have a material adverse effect on the Company. Specifically, these events could create a material disruption and have a material adverse effect on the Company's operations and productivity. Disruptions could increase cost of sales, harm the Company's reputation and adversely affect its ability to attract or retain customers. While management reviews and seeks to put in place contingency plans, such events are unpredictable in nature and the impact and path of such events change and develop as the event approaches or occurs and the Company's contingency plans may not be sufficient to address disruptions attributable to such risks.
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
The Company’s cost of maintaining property, general liability and business interruption insurance and director and officer liability insurance is significant. The Company could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to the Company's own claims experience. Generally, the Company’s insurance policies must be renewed annually. The Company’s ability to continue to obtain insurance at affordable premiums also depends upon its ability to continue to operate with an acceptable claims record. A significant increase in the number of claims against the Company, the assertion of one or more claims in excess of its policy limits, or the inability to obtain adequate insurance coverage at acceptable rates, or any insurance coverage at all, could adversely affect the Company’s business, financial condition and/or results of operations.
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

The Company and certain of its subsidiaries are incorporated under the laws of Canada and approximately 30% of its assets are located outside of the US. Under bankruptcy laws in the US, courts typically assert jurisdiction over a debtor’s property, wherever located, including property situated in other countries. However, courts outside of the US may not recognize the US bankruptcy court’s jurisdiction over property located outside of the territorial limits of the US. Accordingly, should insolvency proceedings be commenced by or in respect of the Company in the US pursuant to US bankruptcy laws, difficulties may arise in administering such proceedings in a case involving a Canadian debtor with property located outside of the US, and any orders or judgments of a bankruptcy court in the US may not be enforceable outside the territorial limits of the US.
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
The Company's business could be negatively affected by the actions of activist shareholders.
Certain of the Company's shareholders may from time to time advance shareholder proposals or otherwise attempt to effect changes or acquire control over its business. Such proposals or attempts are sometimes led by investors seeking to increase short-term shareholder value by advocating corporate actions such as financial restructuring, increased borrowing, special dividends, stock repurchases or even sales of assets or the entire company. Such an action focused on the short-term may be to the long-term detriment of the Company’s shareholders. If faced with actions by activist shareholders, the Company may not be able to respond effectively to such actions, which could be disruptive to its business.
The Company cannot assure its shareholders that its normal course issuer bid will enhance shareholder value, and share repurchases could increase the volatility of its share price.
The Company may repurchase shares in the open market and otherwise for cancellation pursuant to normal course issuer bids (“NCIB”), which allow it to repurchase a certain number of shares during a specified period. Under the NCIB, the Company is authorized to repurchase up to an aggregate of approximately 4,000,000 common shares over the twelve-month period ending July 22, 2020. The timing and actual number of shares repurchased will depend on a variety of factors including the timing of open trading windows, price, corporate and regulatory requirements, and other market conditions. The existence of the NCIB, however, could also cause the Company's share price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for its subordinate voting shares.

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
The Company strives to create shareholder value primarily through four strategic priorities:
• Strengthening the Company's product bundle,
• Expanding the Company's global footprint,
• Embracing sustainability, and
• Driving operational excellence.
In furtherance of these objectives, the Company has significantly expanded its business through internal growth and strategic acquisitions in recent years. The Company acquires businesses that either strategically fit within its existing business portfolio or expand its portfolio into a new and attractive business area. From 2015 through March 13, 2020 the Company has invested in several strategic business acquisitions with purchase prices totaling $360.6 million, as further described below in the Section entitled "Company History." The Company believes these acquisitions will provide continued growth and improve the Company's competitiveness in what it believes are key markets and segments. The Company is actively considering additional acquisitions, investments and strategic alliances to strengthen its portfolio.
In 2016, the Company implemented a capital program focused on significant manufacturing facility rationalization initiatives to add capacity through the expansion of current facilities and opening of new facilities. From 2016 through 2019, the Company has invested approximately $259.2 million in capital expenditures.
The Company funded three major projects as part of its capital program: the water-activated tape greenfield facility, including a second line expansion project, in Midland, North Carolina; the Capstone woven products greenfield manufacturing facility in Karoli, India; and the carton sealing tape greenfield manufacturing facility in Dahej, India. As of the end of 2019, these projects were all successfully commissioned and put into operation, as further described below in the Section entitled "Company History."As expected, with the completion of the larger-scale greenfield projects, capital expenditures are returning to what the Company considers to be a more normal annual range covering maintenance needs and initiatives supporting the efficiency and effectiveness of operations.
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
The Company entered the European shrink film market through its investment in Fibope in April 1995. The Company initially purchased a 50% equity interest in Fibope, acquiring the remaining 50% equity stake in July 2003. Fibope produces a full range of shrink film products for sale in Europe. Raw materials are primarily sourced within Europe, with multiple sources utilized to ensure stability of supply and a competitive price environment.
In 2013, the Company transferred the manufacturing operations at its Richmond, Kentucky facility (which had ceased during the fourth quarter of 2012) to its Carbondale, Illinois facility and subsequently sold the Richmond, Kentucky facility in 2014. In addition, the Company consolidated its North American shrink film production at its Tremonton, Utah facility in 2013.
In October 2015, the Columbia, South Carolina facility (which the Company planned to relocate to a new property in Blythewood, South Carolina) was damaged by significant rainfall and severe flooding. The damages sustained were considerable and resulted in the facility being permanently shut down and its duct tape, masking tape, and stencil production lines relocated to Blythewood, South Carolina earlier than planned. Since this relocation was completed in 2016, the Company has worked to restore production capabilities and commercialize its suite of masking tape and stencil product offerings produced in the Blythewood, South Carolina manufacturing facility. While navigating the challenges of doing so, the Company lost most of its sales in the South Carolina masking tape and stencil product lines and experienced significant delays in commercializing them in the new facility. During 2018, the Company finished commercialization of its post-South Carolina Flood stencil and remaining post-South Carolina Flood masking tape production. Since the commercialization of these products, the Company's efforts are focused on recapturing sales of its masking tape and stencil products. While the timing and extent of these recoveries are uncertain, the Company does expect incremental improvement over time. Total capital expenditures for this project from inception to completion totalled $60.7 million.
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
On November 2, 2015, the Company purchased 100% of the issued and outstanding common shares of RJM Manufacturing, Inc. (d/b/a “TaraTape”), a manufacturer of filament and pressure-sensitive tapes. The Company paid an aggregate purchase price of $11.0 million, net of cash acquired. As part of the Company’s plan to realize operational synergies from the TaraTape acquisition, the Company closed its Fairless Hills, Pennsylvania manufacturing facility and ceased its manufacturing operations as of December 31, 2016. In order to accommodate the related production volume, the Company leveraged production capacity in its Carbondale, Illinois and Danville, Virginia manufacturing facilities.
On February 16, 2016, the Company announced it would invest $44 to $49 million in the construction of a greenfield manufacturing facility in Midland, North Carolina, with a goal of increasing its manufacturing capacity of water-activated tapes by the end of 2017. The first production line at the Midland, North Carolina manufacturing facility was operational in the third quarter of 2017 and is operating at capacity. Total capital expenditures for this project from inception to completion totalled $48.6 million. As a result of the success of this project and the Company's expectation of further demand growth in water-activated tapes, in the third quarter of 2017, the Company began an initiative to double the capacity at the Midland, North Carolina facility by adding a second production line for an additional expected investment of $14.0 to $16.0 million. In February 2019, the Company successfully commissioned its second water-activated tape line as planned in terms of timeline and in line with expected capital expenditures. Total capital expenditures for this project from inception to completion totalled $13.4 million.
On September 16, 2016, IPG Mauritius Ltd., a newly formed subsidiary of the Company, under a share purchase agreement, dated September 2, 2016, purchased a 74% ownership stake in Powerband, a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India, with the remaining 26% continuing to be held by the Desai family which founded the company in 1994. The Company paid an aggregate purchase price of $41.9 million, net of cash acquired. At the time, the Company also entered into various option agreements with the minority shareholders for the transfer of the remaining shares of Powerband under certain limited circumstances. On July 4, 2017, the Company and the minority shareholders executed a binding term sheet that confirmed that the Company's call option on all of the shares owned by the minority shareholders had been triggered and substantially reaffirmed the exit terms of the share purchase agreement. On November 16, 2018, the Company closed on the exercised call option to acquire the outstanding 26% interest in Powerband for $9.9 million and now owns all of the issued and outstanding common shares of Powerband.
In 2016, the Company approved a plan to expand Powerband's production capacity within the Daman, India manufacturing facility and to expand capacity by investing in the construction of a greenfield manufacturing facility in Dahej, India (the “Powerband Investment Projects”). Capital expenditures for the Powerband Investment Projects was estimated to total approximately $18.0 to $20.0 million. The plan for the additional capacity in the preexisting manufacturing facility was completed mid-2017. The Company completed the commissioning of production processes associated with the greenfield carton sealing tape manufacturing facility in Dahej, India in the third quarter of 2019. Total capital expenditures from inception to completion totalled $21.4 million of which $1.5 million was spent in 2016, $7.3 million in 2017, $6.9 million in 2018, and $5.7 million in 2019.
Capstone Polyweave Private Limited, a newly-formed enterprise in India (doing business as "Capstone"), the Company purchased substantially all of the issued and outstanding shares of Capstone ("Capstone Partnership") for cash consideration of $5.1 million, net of cash acquired. The Company’s investment in Capstone is intended to reinforce its strategic position in woven products through vertical integration. At the time, the Company agreed to maintain a minimum 55% interest in Capstone for total cash consideration of approximately $13 million, financed with funds available under its credit facilities.

As part of the Capstone Partnership, the Company partnered with the non-controlling shareholders of Capstone, who were also the shareholders and operators of Airtrax Polymers Private Limited (doing business as "Airtrax"). Airtrax manufactures and sells woven products that are used in various applications, including applications in the building and construction industry. On May 11, 2018, the Company acquired substantially all of the assets and assumed certain liabilities of Airtrax. As part of the agreement, the minority shareholders of Capstone contributed in kind certain assets and liabilities valued at $13.4 million and formerly attributed to Airtrax’s woven product manufacturing operations in exchange for newly-issued shares of Capstone. On August 10, 2018, the Company acquired additional existing and newly-issued shares of Capstone in exchange for $3.6 million in cash as part of the same overall transaction. As a result of these transactions, the Company established a controlling 55% ownership stake in Capstone with the minority shareholders of Capstone owning 45%, and concluded the set-up of the intended ownership structure of Capstone.
As part of the Capstone Partnership, the Company approved a plan for the construction of a greenfield manufacturing facility in Karoli, India to produce woven products primarily for the Company's global distribution ("Capstone Greenfield Project"). The Capstone Greenfield Project began in 2017 with an expected cost of approximately $28.0 to $32.0 million in total. In 2019 the Company successfully completed the Capstone Greenfield Project and after a brief ramp up period is operating at full capacity. Total capital expenditures from inception to completion totalled $28.7 million of which $8.4 million was incurred in 2017, $16.9 million in 2018 and $3.4 million in 2019.
On July 1, 2017, the Company acquired substantially all of the assets of Canadian Technical Tape Ltd. (d/b/a "Cantech"), a privately-owned North American supplier of industrial and specialty tapes based in Montreal, for an aggregate purchase price of $67.0 million, net of cash acquired. The assets included the shares of Cantech Industries Inc., Cantech’s US subsidiary (collectively, the “Cantech Acquisition”). The Cantech Acquisition enhances the Company's product offering and adds additional distribution channels for the Company's products in Canada, the US and Europe. In the third quarter of 2018, the Company announced that it would close the Johnson City, Tennessee manufacturing facility to further expand on operational synergies gained from the Cantech Acquisition. The Company closed its Johnson City, Tennessee manufacturing facility at the end of 2018 and subsequently sold the facility in June 2019. In April of 2019, the Company announced that it would close its Montreal, Quebec manufacturing facility and by August 2019 had transferred substantially all manufacturing operations to its other existing manufacturing facilities. The Company completed the closure of the manufacturing facility at the end of 2019.
On August 3, 2018, the Company acquired 100% of the outstanding equity value in Polyair Inter Pack Inc. (“Polyair”) for an aggregate purchase price of $145.0 million, net of cash acquired. Polyair, formerly a private company, is in the protective packaging business with seven manufacturing facilities and a distribution center in North America. Polyair's products include bubble cushioning, foam, mailers and inflatable systems. The acquisition strengthens the Company's product bundle and brings additional scale in protective packaging solutions. For a copy of the Polyair Stock Purchase Agreement, see Exhibit 4.7 to this Form 20-F.
On December 17, 2018, the Company acquired substantially all of the operating assets of Maiweave, LLC ("Maiweave") for an aggregate purchase price of $20.8 million, net of cash acquired. Maiweave products are used in applications such as grain and salt pile covers, pit and pond liners, shelter fabrics, outdoor media, and lumber mill packaging. The acquisition strengthens the Company's existing product bundle and adds additional capacity and scale in woven products.
On February 11, 2020, the Company acquired substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") for an aggregate purchase price of approximately $36.5 million, subject to certain post-closing adjustments and potential earn-out consideration of up to $12 million contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date.
Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands. The custom-infeed and robotic solutions for packaging applications that the Company acquired from Nortech are designed for cartoning, case-packing, case-erecting, pouch-packaging and palletizing. Based in the greater Chicago, Illinois area, Nortech services customers worldwide across major industries including food, pharmaceutical, e-commerce, confections, personal care and cosmetics, and beverage. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging. Automation system design and service are key capabilities in growing markets like e-commerce. With an installed fleet of more than 400 machines, the acquisition provides the Company with opportunities to supply its consumable products such as tapes, films and protective packaging to the existing fleet, as well as deploy system-selling for new customers combining machines with such ongoing consumables. The acquisition adds engineering automation and integrated robotic design talent to the Company’s existing engineering and design teams. The Company expects these new capabilities will allow it to service customers experiencing growth pressures that require a customized automation solution.

B.	BUSINESS OVERVIEW
The Company is a recognized leader in the development, manufacture and sale of a variety of paper- and film- based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, woven coated fabrics and packaging machinery for industrial and retail use. The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 3,700 employees with operations in 31 locations, including 22 manufacturing facilities in North America, four in Asia and one in Europe, as of March 13, 2020.
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
Overview of Periods
2017

Acquisitions and Other Investments
On July 1, 2017, the Company acquired Cantech as part of its overall plan to grow through business acquisitions that fit strategically and are expected to add value to shareholders. Cantech was a privately-owned North American supplier of industrial and specialty tapes with estimated annual revenues of $61 million. The Cantech Acquisition enhances the Company's product offering and adds additional distribution channels for the Company's products in Canada, the US and Europe. Details on the Cantech Acquisition are further described above in the Section above entitled "History and Development of the Company."
During 2017, the Company invested in the establishment of the Capstone Partnership. The Capstone Partnership provided the Company with a globally-competitive supply of certain woven products in order to better service and grow the Company’s woven products business. The Company agreed to maintain a minimum 55% interest in Capstone for total cash consideration of approximately $13 million, of which $10.2 million was contributed during 2017, with the remainder contributed in 2018. As part of the agreement, the non-controlling shareholders of Capstone, who are also the shareholders and operators of Airtrax, agreed to contribute the net assets attributed to Airtrax’s existing woven product manufacturing operations, which are estimated to have a value of approximately $13.4 million. The legal process to make the contribution of the net assets began during 2017, and the Company agreed to its final investment payment at completion of the in kind contribution, which was finalized in 2018. Details on the Capstone Partnership are further described above in the Section entitled "History and Development of the Company" as well in the 2018 overview below.
On July 4, 2017, the Company and the non-controlling shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders of Powerband had been triggered and substantially reaffirmed the exit terms of the shareholders' agreement. Execution of this agreement resulted in the recognition of $12.7 million in present obligations recorded in call option redemption liability, and a corresponding reduction of equity on the consolidated balance sheet as of December 31, 2017. The Company closed on its exercised call options in 2018. Details on Powerband are further described in the Section above entitled "History and Development of the Company, as well as in the 2018 overview below".

Capital Expenditures
During 2017, the Company's main focus of its capital allocation plan encompassed substantial reinvestment in the business. The Company regards this strategy as the best path to maximize shareholder value and it resulted in a record level of capital expenditures of $85.3 million for the year, an increase of over 70% from the prior year.
The three major projects completed in 2017 were the Midland, North Carolina water-activated tape manufacturing facility as further described above in the Section entitled "History and Development of the Company," the stretch film capacity expansion at the Danville, Virginia manufacturing facility, and the shrink film capacity expansion at the Portugal manufacturing facility. These three large capital expenditure projects represent total capital invested from inception of approximately $70 million and were completed on time and on budget

Other Significant Events

On January 27, 2017, June 9, 2017 and June 14, 2017, the Company entered into amendments to its five-year, revolving credit facility with a syndicate of financial institutions ("2014 Revolving Credit Facility"). The January 27, 2017 amendment included certain changes to the covenants and other sections to permit the Powerband Investment Projects. The June 9, 2017 amendment increased the borrowing limit of the 2014 Revolving Credit Facility from $300 million to $450 million. The amended credit agreement continued to include an incremental accordion feature of $150 million, enabling the Company to further increase the credit limit if needed, subject to its existing terms and lender approval. The June 14, 2017 amendment included certain changes to the covenants and other sections to permit the Capstone Partnership. For a copy of the 2018 Revolving Credit Facility Agreement, as amended, see Exhibit 4.6 to this Form 20-F.

On February 17, 2017, the Board of Directors approved amendments to both the Performance Share Unit ("PSU") Plan and Deferred Share Unit ("DSU") Plan to provide for only cash settlement of awards granted under each of the plans. As a result of the amendment, the Company remeasured the fair value of the awards on the amendment date and continues to do so prospectively at each reporting date and at settlement. There was no incremental fair value granted as a result of these modifications.
On July 17, 2017, TSX approved the renewal of the Company's NCIB, under which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares over the twelve-month period ending July 16, 2018. On September 1, 2017, the Company announced that, in connection with this renewed NCIB, it entered into an automatic share purchase plan with a Canadian securities dealer pursuant to which the securities dealer, acting as the Company's agent for the NCIB, may acquire at its discretion, shares on the Company's behalf during "black-out” or “closed” periods under the Company's stock trading policy, subject to certain parameters as to price and number of shares. The Company subsequently terminated the automatic share purchase plan effective December 26, 2017.

2018

Acquisitions and Other Investments

On August 3, 2018, the Company acquired 100% of the outstanding equity value in Polyair, a formerly a private company, in the protective packaging business with seven manufacturing facilities and a distribution center in North America. Polyair's products include bubble cushioning, foam, mailers and inflatable systems. The acquisition strengthens the Company's product bundle and brings additional scale in protective packaging solutions. For a copy of the Polyair Stock Purchase Agreement, see Exhibit 4.7 to this Form 20-F.

On December 17, 2018, the Company acquired substantially all of the operating assets of Maiweave, an integrated US manufacturer of engineered coated polyolefin fabrics. This acquisition strengthens the Company's product bundle, provides additional scale to support growing demand in woven products, and adds capacity that is in close proximity to growing markets.

The Polyair Acquisition and Maiweave Acquisition are further described above in the Section above entitled "History and Development of the Company."

Additionally, as part of the Capstone Partnership, on May 11, 2018, the Company acquired substantially all of the assets and assumed certain liabilities of Airtrax. Under the new arrangement, the Company controls a fully-operative woven manufacturing facility in Chopanki, India and is continuing to partner with the minority shareholders of Capstone to serve the transferred Airtrax customers. As part of the agreement, the minority shareholders of Capstone contributed in kind certain assets and liabilities valued at $13.4 million formerly attributed to Airtrax’s woven product manufacturing operations in exchange for shares of Capstone and the Company acquired additional shares of Capstone in exchange for $3.6 million in cash. As a result of these transactions, the Company now has a controlling 55% ownership stake in Capstone with the minority shareholders of Capstone owning 45%, concluding the final steps of the ownership structure of the Capstone Partnership. Details on the Capstone Partnership are further described above in the Section above entitled "History and Development of the Company."

On November 16, 2018, the Company closed on its previously exercised call option to acquire the outstanding 26% interest in Powerband for $9.9 million. The Company held the option under a shareholders' agreement with the minority shareholders of Powerband. The Company now owns all of the issued and outstanding common shares of Powerband. The Company had already transitioned all management responsibilities to a Company-appointed senior management team, so this transaction has not had any impact on day-to-day operations. Details on Powerband are further described in the Section entitled "History and Development of the Company."

Capital Expenditures
Capital expenditures during 2018 totalled $75.8 million, and were primarily to support the following strategic and growth initiatives: the Capstone Greenfield Project ($16.9 million), the expansion project at the Midland manufacturing facility ($8.0 million), the Powerband Investment Projects ($6.9 million), the shrink film capacity expansion at the Tremonton, Utah manufacturing facility ($4.8 million), and the expansion of the Company’s specialty tape product offering ($1.0 million) and other initiatives. Details of the Midland Expansion Project, the Capstone Greenfield Project and the Powerband Investment Project, are further described above in the Section entitled "History and Development of the Company."

Other Significant Events

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

On February 6, 2018, Capstone entered into an Indian Rupee ("INR") 975.0 million ($15.0 million) credit facility consisting of an INR 585.0 million ($9.0 million) term loan facility for financing capital expenditures and a INR 390.0 million ($6.0 million) working capital facility. The credit facility bears interest based on the prevailing Indian Marginal Cost-Lending Rate and matures in June 2023.

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

On June 14, 2018, the Company entered into a five-year, $600.0 million credit facility (“2018 Credit Facility”) with a syndicated lending group, refinancing and replacing the Company's previous $450.0 million credit facility that was due to mature in November 2019. The 2018 Credit Facility consists of a $400.0 million revolving credit facility and a $200.0 million term loan. The term loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate, the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio. In securing the 2018 Credit Facility, the Company incurred debt issue costs amounting to $2.7 million. For a copy of the 2018 Revolving Credit Facility Agreement, as amended, see Exhibit 4.6 to this Form 20-F.

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

In the third quarter of 2018, the Company announced that it would close the Johnson City, Tennessee manufacturing facility to further expand on operational synergies gained from the Cantech Acquisition. The Company closed its Johnson City, Tennessee manufacturing facility at the end of 2018 and subsequently sold the facility in June 2019. The Cantech Acquisition is further described above in the Section entitled "History and Development of the Company."

On October 15, 2018, the Company completed the private placement of $250.0 million 7% senior unsecured notes due in 2026 (the "Senior Unsecured Notes"). The Senior Unsecured Notes resulted in net proceeds to the Company, after deducting $5.1 million in debt issue costs, of approximately $244.9 million. The Company used the net proceeds from the Senior Unsecured Notes to repay a portion of the borrowings outstanding under the 2018 Credit Facility and to pay related fees and expenses, as well as for general corporate purposes. The Company believes the Senior Unsecured Notes provide optimal flexibility to allocate capital to the business at a historically attractive fixed interest rate. For a copy of the Senior Unsecured Notes indenture, see Exhibit 2.3 to this Form 20-F.

2019

Capital Expenditures
Capital expenditures for the year ended December 31, 2019 totalled $48.2 million and were primarily to support the end stages of the Powerband Investment Projects ($5.7 million) and the Capstone Greenfield Project ($3.4 million) and various other smaller-scale strategic and growth initiatives, including projects to support the integration of acquired operations.

The Company successfully completed the Capstone Greenfield Project and after a brief ramp up period is now operating at full capacity. As expected, given the extended supply chain in transiting product to our North American manufacturing facilities for use in production and order fulfillment, the Company began to realize the associated contribution to results in the third quarter of 2019.
The Company completed the commissioning of production processes associated with the greenfield carton sealing tape manufacturing facility as part of the Powerband Investment Projects. Subsequent production ramp up to optimal operating efficiency and order book generation is expected to be slower than initially anticipated and as a result, sales from this manufacturing facility did not make a significant contribution to results in 2019 and is not expected to in 2020. Most of the production volume of hot melt carton sealing tape expected to be produced in Dahej for the North American market is currently being produced more profitably in the Danville, Virginia manufacturing facility. The Company does not expect to achieve an after-tax internal rate of return greater than 15% on this investment based on the original plan for the facility but continues to assess plans to optimize this asset.

Other Significant Events
In April of 2019, the Company announced that it would close its Montreal, Quebec manufacturing facility to further expand on operational synergies gained from the Cantech Acquisition and by August 2019 had transferred substantially all manufacturing operations to its other existing manufacturing facilities. The Company completed the closure of the manufacturing facility at the end of 2019. The Cantech Acquisition is further described above in the Section entitled "History and Development of the Company."

On June 6, 2019, the Company announced the appointment of Ms. Dahra Granovsky, of Toronto, Ontario, as a new board member of the Company.

On July 17, 2019, the Company and its syndicated lending group amended the 2018 Revolving Credit Facility to, among other things, revise the two financial covenant thresholds to account for the associated impacts of new lease accounting guidance implemented on January 1, 2019 requiring operating leases to be accounted for as debt (with corresponding interest payments). The amendment provides that the consolidated secured net leverage ratio must not be more than 3.70 to 1.00 (previously 3.50 to 1.00), with an allowable temporary increase to 4.20 to 1.00 (previously 4.00 to 1.00) for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters. The amendment also provides that the consolidated interest coverage ratio must not be less than 2.75 to 1.00 (previously 3.00 to 1.00). In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. For a copy of the 2018 Revolving Credit Facility Agreement, as amended, see Exhibit 4.6 to this Form 20-F.

On July 19, 2019, TSX approved the renewal of the Company's NCIB, under which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares over the twelve-month period ending July 22, 2020. The purchases by the Company will be effected through the TSX or other alternative trading systems in Canada, and will be executed at the market price of the shares at the time of the purchase. As of March 12, 2020, there were no shares repurchased.

On August 7, 2019, the Board of Directors amended the Company’s dividend policy by increasing the annualized dividend by 5.4% from $0.56 to $0.59 per share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook.

(1)	Products, Markets and Distribution
The Company's unique bundle of products positions it to serve the market with a broad and comprehensive range of packaging, protective and industrial product solutions. The Company believes that its broad and unique product bundle is a key competitive advantage. The portfolio of products is valuable to the Company’s customers as it contributes to the flexibility of its distributor partners by allowing them to offer a solutions-oriented approach to address specific end user needs, creates operating efficiencies and lowers operating costs. Management believes this flexibility is unique to the Company and differentiates the Company from its competitors.
The Company's broad assortment of stocked products are available from distribution centers located in California and Virginia. These distribution centers are a key component of the Company's enhanced supply chain management strategy. Each distribution center offers a wide range of products which allows customers to benefit from access to the Company’s core products. Additionally, the Company has a distribution center located in Brockville, Ontario that services the Canadian market and a distribution center located in Sacramento which services the Northern California and Pacific Northwest geographies. As a result, the Company is able to efficiently supply a broad range of products following a customer order, which provides the intended flexibility to distributor partners while lowering their transaction costs.
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
The Company’s tape products are manufactured and primarily sold under the Company’s Intertape™, American®, Anchor®, Cantech® and Tuck® brands to industrial distributors and retailers and are manufactured for sale to third parties under private brands.
For the years ending December 31, 2019, 2018, and 2017, tapes accounted for 57%, 64%, and 68%, respectively, of the Company’s revenue.
The Company’s tape products consist of three main product groups, Carton Sealing Tapes, Industrial & Specialty Tapes and Complementary Packaging Systems.

Carton Sealing Tapes
Carton sealing tapes are sold primarily under the Intertape™ and Cantech® brands to industrial distributors and leading retailers, as well as to third parties under private brands. Management believes the Company is the only company that produces carton sealing tapes using all four adhesive technologies: hot melt, acrylic, natural rubber and water- activated. The Company also sells the application equipment required for the dispensing of its carton sealing tapes.
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
Natural Rubber Tape
Natural rubber carton sealing tape is a polypropylene film coated with natural rubber adhesive and is unique among the carton sealing tapes because of its robust adhesion properties. This tape is ideally suited for conditions involving hot, dusty, humid or cold environments.Typical uses include moving and storage industry applications, as well as packaging and shipping.The Company’s primary competitors for this product are Vibac Group and imported products from Europe.
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

Duct Tape
Duct tape is manufactured from a polyethylene film that has been reinforced with scrim and coated with natural/synthetic rubber blend adhesive or specialty polymer adhesives. Duct tape is primarily used by general consumers for a wide range of applications. Duct tapes are also used in maintenance, repair and operations, in the HVAC (heating, ventilation and air conditioning) markets, construction and in the convention and entertainment industries. The Company’s primary competitors for this product are Berry Global Inc., 3M Co., Shurtape Technologies, LLC. and imported Asian products.
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
Foil Tape
Foil tape is manufactured using an aluminum substrate and a variety of adhesive systems. The tape is designed for applications that range from HVAC, building and construction, aerospace, transportation, industrial, and general purpose. The products are UV resistant, have reflective and flame-retardant properties, and remain flexible to resist cracking and lifting around irregular or curved surfaces. The Company’s primary competitors for this product are 3M Co., Berry Global Inc. and Avery Dennison Corp.
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
Polyethylene Tape
Polyethylene tapes are manufactured from a polyethylene film that is coated with a synthetic rubber adhesive, Polyethylene tapes are used primarily in the construction industries, restoration & remediation markets and entertainment & convention industry for a variety of applications including patching, stucco masking, seaming and sealing, bundling & wrapping, splicing & surface protection, vapor barrier, marine protection,  tarp repair and carpet seaming. The Company's primary competitors for these products are Berry Global Inc. and Scapa.

Process Indicator Tape
Process indicator tape (Type1) is primarily paper-backed on which indicator lines are printed using different ink systems and are then coated with a variety of adhesive systems. These Type 1 process indicator tapes are designed to seal packs exposed to different sterilization processes (steam, ethylene-oxide, and plasma). The indicator tape distinguishes between items processed and unprocessed by color change indicator lines printed on the backing. The Company's primary competitors for these products are 3M Co., Johnson & Johnson, and a number of smaller manufacturers from various geographies.
Sheathing Tape
Sheathing tape is manufactured from a treated polypropylene film substrate coated with an acrylic adhesive. Sheathing tape is primarily sold into the building and construction industry for applications involving the sealing of joints and seams of housewrap and insulation materials that form the building envelope. The Company's primary competitors for these products are 3M Co., and Berry Global Inc.
Sports Tape
Sports tapes are manufactured from a cloth substrate and an adhesive coating. A variety of adhesive systems are used in the production of sports tapes. These tapes are used in the sports industry, both professional and amateur, as trainer’s tape and for various equipment protection applications. The Company’s primary competitors for this product are Scapa and North American Tapes.
Stencil Products

Stencil products are manufactured from a range of poly films coated single or double sided with acrylic or rubber based adhesives. Stencil products are used in applications within the sign and monument manufacturing markets to protect a surface where high pressure blasting is required. The Company’s primary competitors for this product are 3M Co. and UBlast Stencil.
Complementary Packaging Systems
Machinery
The Company provides complementary packaging systems under the Better Pack®, Interpack™, AirSpaceTM and PaperSpaceTM brands. Machinery that makes up the Company’s Complementary Packaging Systems include, but are not limited to, mechanical systems for case sealing applications with the use of long roll carton sealing tape, as well as water-activated tape produced by the Company, a variety of tape dispensers and equipment that dispenses protective packaging materials. These machines are used in production lines at the packaging level. They are also widely used in the fulfillment industries. These systems add value by providing efficient packaging processes to a variety of industrial customers. The company’s primary competitors in this market are 3M Co., Loveshaw, BestPack, Marsh, Phoenix, Storopack, Pregis, and Sealed Air.

(b)	Films
The Company manufactures shrink film and stretch wrap as well as a variety of polyethylene and specialized polyolefin films for industrial and retail use. As a vertically integrated manufacturer, the Company uses internally manufactured films to produce tape products. The Company’s film products are marketed under the Company’s brands including SuperFlex® and StretchFlex® stretch wrap; ExlfilmPlus® and Exlfilm® shrink film. The Company's film products are marketed to industrial distributors and retailers and are manufactured for sale to third parties under private brands.
For the years ending December 31, 2019, 2018, and 2017, films accounted for 16%, 18%, 18%, respectively, of the Company’s revenue.
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
SuperFlex® is a high performance, light gauge stretch film which offers customers good security for their loads but at a low cost per load. Genesys®, Genesys®Ultra, Genesys Ultra Plus, ProLite® and Orbit Air™ B are SuperFlex® brand products. Amtopp, Berry Global Inc., Malpack (Canada), and Paragon Films produce competitive products.
StretchFlex® is the Company’s regular duty, typically a heavier gauge of stretch film which also provides the customer with secure loads at a low price per pound. SFI, SSC, SFIII, Hand Wrap II and Hand Wrap IV are StretchFlex® brand products. Competitors for this product include Berry Global Inc., Sigma Plastics Group and Amtopp.
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
(c) Protective Packaging
The Company manufactures and markets a full line of protective packaging solutions: air pillows, bubble cushioning, mailers, paper void fill and cushioning, protective foam roll stock, protective packaging systems, thermal solutions and a complete line of anti-corrosion packaging products. The Company’s protective packaging products are marketed under the Company’s brand, Polyair™ and VCI2000(R) brands.
For the years ending December 31, 2019, 2018, and 2017, protective packaging accounted for 12%, 5%, less than 1%, respectively, of the Company’s revenue.
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

Protective Foam
Protective foam is a low-density polyethylene product that protects and cushions. Protective foam products provide an excellent surface protection and cushioning for everything from sporting goods to auto parts. These products also include specialized value-added products where films are laminated using both foam and bubble in the manufacturing process. The Company’s primary competitors for this product are Pregis Corp and Sealed Air Corp.
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
Thermal Solutions
The Company's thermal solutions product offering consists of metalized film laminated to bubble cushioning. These thermal solutions are available as metalized roll stock and as preformed metalized mailers. The Company also markets a range of thermal insulated packaging in the form of insulated mailers and packaging inserts. These products are typically used in cold chain shipments to help maintain consistent temperatures. The Company’s primary competitors for these products are Kodiak Kooler, PAC Worldwide, Pregis Corp, Sealed Air Corp. and TemperPack.
Vapor Corrosion Inhibitor ("VCI") Anti-Corrosion Packaging
The Company's VCI2000® brand anti-corrosion, nitrite-free packaging products are produced in a variety of forms such as VCI poly bags, VCI papers, VCI emitters, and VCI films. When metal objects are packed in the Company's VCI products, the VCI molecules volatilize and migrate with the air, then condense on all metal surfaces, reaching exposed and recessed areas which protects these surfaces from corrosion. The Company's primary competitors for these products are Cortec, Zerust, Daubert Cromwell and Armor.
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
The Company’s engineered coated fabrics are categorized in four markets: building and construction, agro-environmental, specialty fabrics, and industrial packaging. For the years ending December 31, 2019, 2018, and 2017, engineered coated fabric products accounted for 14%, 12% and 13%, of the Company’s revenue, respectively.
Building and Construction Products
The Company’s building and construction product group includes protective wrap for kiln dried lumber, membrane barrier products such as house wrap, window and door flashing, membrane structure fabrics used in clear span buildings, synthetic roof underlayment, and insulation facing, which are used directly in residential and commercial construction. The Company also supplies packaging over-wrap sleeves for unitizing multiple bags of fiberglass insulation. The Company’s primary competitors for these products include Owens Corning, Berry Global Inc., Dupont, and various producers from India, China and Korea.
Lumber wrap
The Company’s lumber wrap is used to package, unitize, protect and brand lumber during transportation and storage. The product is available in polyethylene or polypropylene coated fabrics printed to customer specifications. The Company’s primary competitor is Owens Corning.

Membrane Structure Fabrics
NovaShield® is a lightweight, wide-width, and durable polyolefin fabric used as the outer skin layer for membrane structures. The introduction and continuous improvement of the NovaShield® fabric in the membrane structure market has enabled membrane structure manufacturers to expand the use of this product beyond agricultural applications. New applications include agriculture barns, commercial and industrial structures, amphitheaters, recreational facilities, trade show pavilions, aircraft hangers, and casinos. Developments in the product line include NovaShield® Elite, a film laminated product with an industry leading 20-year warranty and a suite of products produced for the greenhouse market. The Company sells the Nova-Shield® fabrics to membrane structure manufacturers who design, fabricate, and install the structures. The Company’s primary competitors are Berry Global Inc. and a number of PVC (polyvinyl chloride) producers.
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
Housewrap
The Company's housewrap products consist of polypropylene or polyethylene fabric coated with an advanced breathable coating. These breathable products protect the building during construction and allow vapor and condensation to escape from wall cavities. The Company's primary competitors of these products are Dupont and Berry Global Inc.
Flashing
The Company's flashing products are composed of polypropylene (PP) woven fabric with a highly aggressive pressure-sensitive adhesive and an easily removable split release liner. These products are designed to create a weather resistant barrier around door and window openings. The Company’s primary competitors are 3M and Dupont.
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
Geomembrane Fabrics
The Company’s AquaMaster® line of geomembrane fabrics is used as irrigation canal liners, golf course and aquascape pond liners, oil pad liners, hydraulic fracturing ponds and in aquaculture operations. The Company has a broad product offering in this market that includes the traditional extrusion coated woven substrates as well as manufacturing composite products composed of woven substrates laminated to other materials such as non-woven textiles and polyethylene film. The Company’s primary competitors for similar products include Berry Global Inc., and Owens Corning. Competitive products which may be used as substitutes are manufactured by GSE Environmental, Solmax and Raven Industries Inc.
Hay Wrap
Hay cover products are specially designed fabrics that function as protective covers, haystack covers, pit and pond liners and pool covers. The proprietary coating is used to enhance abrasion resistance, flex resistance, seam strength, UV resistance and longevity. The Company’s primary competitors for this product include offshore imports, as well as Owens Corning and Berry Global Inc.
Poultry Fabrics
Woven coated polyolefin fabrics are used in the construction of poultry houses in the southern US. Materials with high ultraviolet resistance are fabricated into side curtains that regulate ventilation and temperature in buildings. Other materials are used in ceiling construction. The Company’s primary competitor for this product is Berry Global Inc.

Tarpaulins
The Company's tarpaulin products consist of woven coated polyolefin fabrics used in building construction and remediation projects for protection against the elements, and as protective covers in agriculture applications. The Company’s primary competitor for this product line is Berry Global Inc.
Specialty Fabrics
Banner (Billboard and Poster Fabric)
The Company’s line of banner fabrics is composed of polyethylene substrates engineered for large-format printing applications such as billboards, posters and banners. Strong and light-weight making it the most environmentally responsible billboard fabric on the market. The Company’s primary competitors in this market are Berry Global Inc. and manufacturers from China and Korea.
Other Specialty Fabric
Products and applications of specialty fabrics include fabrics designed for conversion into pool covers, field covers, disaster relief materials, protective covers and construction sheeting, brattice cloth for mine ventilation, underground marking tapes, salt pile covers and industrial packaging. Primary competitors of the Company for these products include Berry Global Inc, and producers from China and Korea.
Industrial Packaging Products
The Company has a range of industrial packaging products used as protective covers that are used before and after the manufacturing process. These products are available in a variety of weights, widths and colors. Customers also have an option to develop brand awareness by having their logo printed on these products.
Metal Wrap
The Company’s woven and coated polyolefin metal wraps, available in both polyethylene and polypropylene are designed to protect flat sheet and coiled metals during transit and storage. Primary competitors of the Company for these products include Owens Corning and several producers from China.
Other Industrial Packaging Products
The Company’s printed wrap is used to brand and protect a variety of products during transit and storage. For example, the Company’s product is used to cover small recreational vehicles (ATVs) during transportation from their manufacturing location to retail dealers. Primary competitors of the Company for this product include Owens Corning and Berry Global Inc.
(e) Other
FIBC / Bulk Bags
The Company also earns revenue from the distribution of Flexible Intermediate Bulk Containers ("FIBCs"). The Company’s broad range of FIBC Bags, also known as Bulk Bags or Bulk Sacks, are used for the storage and transportation of dry, granular or powder products. Made of high-strength woven polypropylene or polyethylene, FIBC’s are used by a broad range of industries including foods, construction, agriculture, oil & gas, mining and chemicals. Primary competitors of the Company for these products include Berry Global Inc. and producers from China.
For the years ending December 31, 2019, 2018, and 2017, other products accounted for 1% of the Company’s revenue.

Research and Development and New Products
The Company’s research and development efforts continue to focus on new products, technology platform developments, new production processes and formulations. As described in the sections that follow, the Company introduced 43 new products in 2019, 46 new products in 2018, and 38 new products in 2017.
In 2017, the Company:

•	focused its R&D efforts on increasing market solutions for the fulfillment and e-commerce markets. As a result, the Company increased the variety of water activated tape products for these markets,

•	launched a variety of utility and mid-grade acrylic carton sealing tapes to accommodate the needs of the industrial market,

•	expanded its engineered coated products offering to include greenhouse fabrics in translucent, clear anti-fogging and black-out variations, and

•	developed a number of new film laminated products to broaden the total available market opportunity for geomembrane fabric sales.
In 2018, the Company:

•	expanded its offering of process indicator tapes and double coated tapes,

•	introduced new products to bolster its stencil product offering,

•	further expanded its engineered coated products greenhouse fabric offering to include heavier gauge products,

•	introduced a complete line of paper void fill and cushioning protective packaging products, and

•	further expanded its thermal products protective packaging offering with the additional insulated packaging solutions to include insulated mailers and insulated package inserts.
In 2019, the Company:

•	expanded it's offering to include additional polyethylene tapes for the building, construction and remediation industries,

•	introduced a new industrial grade automotive refinishing tape to bolster its automotive after market offering,

•	introduced a complete line of paper based void fill solutions for void fill and blocking & bracing applications targeted to the e-commerce market,

•	further expanded its engineered coated products building and construction offering with additional non-woven laminates,

•	further expanded it's offering of industrial tapes with an economy grade duct tape.

(2)	Customer and Sales
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
Sales of products to customers located in the US, Canada and Germany accounted for approximately 80%, 9% and 2% of total sales, respectively, in 2019, 79%, 9% and 2% of total sales, respectively, in 2018, 80%, 9% and 2% of total sales, respectively, in 2017.
The Company’s customer base is diverse; however, there was one customer as of December 31, 2019 and 2018 with annual sales that accounted for 7% and 6%, respectively, of the Company's total revenue. No other customer exceeded more than 5% of the Company’s total revenue over the same time period.

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
Normal seasonality for protective packaging typically reflects a sequential improvement in sales volume in the fourth and first quarters of the year when sales are up for retail and fulfillment centers. This normal increase in sales volume in the fourth and first quarters is typically followed by a decline in sales in the second quarter.
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
The majority of the Company’s raw materials are sourced from North American manufacturers, although due to volatility in prices the Company occasionally sources raw materials from outside of North America. Raw materials accounted for approximately 61%, 64% and 65% of reported cost of sales in 2019, 2018 and 2017.
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
The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets including food processing, general manufacturing, fulfillment, transportation, building and construction, consumer, oil and gas, agriculture, aerospace, appliance, sports and entertainment, marine, composites, military and medical applications.
Tape, film and protective packaging products and systems are sold to the market through a network of paper, packaging and industrial distributors throughout North America.
Additionally, the Company sells products directly to large end-users and through the retail channel in North America. The Company’s engineered coated products are primarily sold directly to converters and original equipment manufacturers.

(6)	Trademarks and Patents
The Company markets its tape products under the trademarks Intertape™, Central®, American®, TUCK®Tape, CANTECH® and various private labels. The Company’s shrink wrap is sold under the registered trademark ExlfilmPlus® and Exlfilm®. Its stretch films are sold under the trademark SuperFlex® and StretchFlex®.
The Company markets its engineered coated products, including polyolefin fabrics under the registered trademarks NovaShield®, NovaSeal®, NovaWrap™, NovaFlash®, AquaMaster®, Umbra® and NovaThene®.
The Company markets its protective packaging products under the Polyair (R) brand, and a series of sub-brands which include AirSpace®, PaperSpace™, HexcelWrap™, Durabubble®, Durakraft™, Edurabubble®, Lamifoam®, Starfoam®, Starmover™, Ecolite®, Fastpak®and Xpak.
The Company has approximately 227 active registered trademarks, 111 in the US, 74 in Canada, 12 in Mexico, and 30 in foreign jurisdictions, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company, Central Products Company, The Crowell Corporation, Flexia, Better Packages, TaraTape & Design®, TARA TAPE®, and Polyair. The Company currently has 15 pending trademark applications, 7 in the US, and 8 in foreign jurisdictions.
The Company has pursued US and foreign patents in select areas where it believes that unique products offer a competitive advantage in profitable markets. The Company’s 105 granted patents and 19 pending patent applications include engineered coated products and film for which the Company has 31 patents and 6 pending applications, tape products for which it has 42 patents and 6 pending applications, adhesive products and manufacture for which it has 19 patents and 3 pending application, other products for which it has 13 patents and 4 pending applications.
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
The Company primarily competes with other manufacturers of tertiary paper and plastic packaging products, pressure-sensitive adhesive products and woven-coated products. Some of these competitors are larger companies with greater financial resources than the Company. Management believes that competition, while primarily based on price and quality, is also based on other factors, including product performance characteristics and service.
The Company believes that one of its most important differentiating factors is the strength of its product bundle. The Company believes that the diversity of its product bundle, with its many tapes, films and protective packaging solutions is a key competitive advantage. The Company believes that its product bundle provides a distinctive offering to its customers, enabling them to achieve advantages such as improved service levels, reductions in operating costs, pricing synergies and support for their customers. Further, this allows the Company to become even more significant to its customers, especially in the e-commerce segment, as its product bundle provides a greater breadth of protective solutions, allowing it to offer a solutions-oriented approach to selling that it believes is sought after by many end-users and distributors. The Company believes that this product bundling strategy provides it with both an offensive and defensive mechanism that will foster profitable long-term relationships with our customers.

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
(a) Initiatives
The Company has and continues to be focused on reducing waste and minimizing any environmental impact throughout its manufacturing process, or footprint left behind by the line of products manufactured and marketed by the Company. The sustainability program is a commitment by management and employees of the Company to continually look for opportunities to lower the Company’s environmental impact to include minimizing energy intensity and greenhouse gas emissions. The Company has implemented and continues to implement activities, changes and programs that are designed to reduce waste in the manufacturing process; reduce the footprint left behind by its products, processes and employees; increase the recycling of its products; provide alternative solutions to less environmentally friendly products or applications; reduce consumption of raw materials, fuel and other energy sources; reduce pollutants released through air, water and waste; and improve the safety and health of employees.
The Company continues to focus on its environmental initiative to save energy. In August 2009, the Company became an ENERGY STAR® Industrial Partner, which is a voluntary partnership with the US Environmental Protection Agency (“EPA”) to improve energy efficiency and fight global warming. The Company as an ENERGY STAR® Industrial Partner joined the fight against global warming by improving the efficiency of its buildings and facilities. The EPA recognized the Company as a 2014 and 2015 ENERGY STAR Partner of the Year for strategically managing and improving the energy efficiency in its operating locations. In 2016, 2017, 2018, and 2019 the EPA presented the Company the ENERGY STAR Sustained Excellence Award, which is the highest level of EPA recognition. In addition, certain Company facilities have achieved the EPA’s ENERGY STAR Challenge for Industry thirteen times, which is to reduce energy intensity by 10% within 5 years. Facilities that have met the EPA’s ENERGY STAR Challenge for Industry have achieved an average energy intensity reduction of 21%. The reductions have cut greenhouse gas emissions at these manufacturing facilities by 49,690 metric tons over the past 6 years, which equals the emissions from the electricity use of 5,734 homes.
(b)Sustainability Report
The values of a safe work environment, environmental stewardship and good corporate citizenship are deeply embedded in the Company's culture. The Company demonstrates these values every day through effective resource management, product innovation and a commitment to meet, or exceed, customer expectations. The Company believes that a continued focus on sustainability will engage its employees, assist its customers with meeting their goals, as well as provide value for Company shareholders.
In 2019, The Company published its first annual Sustainability Report (available at https://www.itape.com/investor%20relations/press%20releases%20and%20reports/annual%20reports), which highlights how the Company has approached sustainability as a normal course of operating the business.
The Company is committed to operating its facilities in an efficient, environmentally responsible, and safe manner. The Company complies with relevant requirements and practices relating to health, safety and the environment. The Company actively engages with customers to understand and fulfill their sustainability needs and expectations.
(c)Regulation
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
The Company obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for most of the manufacturing facilities it owns or leases at the time the Company either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or ground water analysis. The assessments have not revealed any material or significant environmental liability other than, or in addition to, the estimated post-closure reserves for the Company's former manufacturing site in Columbia, South Carolina. As of December 31, 2019, the Company has accrued $1.5 million in provisions in the Company’s consolidated balance sheet for closure and post-closure activities at the Columbia site, that, based on current information, the Company believes will have a material adverse effect on it. Nevertheless, these assessments may not reveal all potential environmental liabilities and current assessments are not available for all facilities. Consequently, there may be material environmental liabilities of which the Company is not aware. In addition, ongoing clean up and containment operations may not be adequate for purposes of future laws and regulations. The conditions of the Company’s properties could also be affected in the future by neighboring operations or the conditions of the land in the vicinity of the Company’s properties. These developments and others, such as increasingly stringent environmental laws and regulations, increasingly strict enforcement of environmental laws and regulations, or claims for damage to property or injury to persons resulting from the environmental, health or safety impact of the Company’s operations, may cause it to incur significant costs and liabilities that could have a material adverse effect on the Company.
The Company believes that its facilities are in material compliance with applicable environmental laws and regulations, and that the Company has obtained, and is in material compliance with, all material permits required under environmental laws and regulations.
The Blythewood, South Carolina manufacturing facility uses low environmental impact technologies, as compared to the former Columbia, South Carolina manufacturing facility. The reduced environmental impacts from Blythewood manufacturing facility operations minimize applicability of environmental laws and permit requirements. Blythewood operations only require a minor EPA air emission permit and the facility is not classified as a large quantity generator of hazardous waste as opposed to the previous Columbia manufacturing facility. The transition of manufacturing operations from the Columbia manufacturing facility to the Blythewood manufacturing facility in 2015 has significantly reduced carbon emissions and hazardous air pollutants that require EPA reporting and significantly reduced carbon emissions.
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

Entity	Place of Incorporation or Constitution	Proportion of Ownership Interest and Voting Power Held as of:
		December 31, 2019	December 31, 2018
Intertape Polymer Group Inc.	Canada	Parent	Parent
Better Packages, Inc.	Delaware	100%	100%
BP Acquisition Corporation (1)	Connecticut	—%	100%
Cantech Industries, Inc. (1)	Delaware	—%	100%
Capstone Polyweave Private Limited	India	55%	55%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Portugal	100%	100%
GPCP, Inc.	Delaware	50.1%	50.1%
Intertape Polymer Corp.	Delaware	100%	100%
Intertape Polymer Europe GmbH	Germany	100%	100%
Intertape Polymer Inc.	Canada	100%	100%
Intertape Polymer Japan GK	Japan	100%	100%
Intertape Polymer Woven USA Inc.	Delaware	100%	100%
Intertape Woven Products Services, S.A. de C.V.	Mexico	100%	100%
Intertape Woven Products, S.A. de C.V.	Mexico	100%	100%
IPG (US) Holdings Inc.	Delaware	100%	100%
IPG (US) Inc.	Delaware	100%	100%
IPG Luxembourg Finance S.à.r.l. (2)	Luxembourg	—%	100%
IPG Mauritius Holding Company Ltd	Mauritius	100%	100%
IPG Mauritius II Ltd	Mauritius	100%	100%
IPG Mauritius Ltd	Mauritius	100%	100%
Polyair Canada Limited	Canada	100%	100%
Polyair Corporation	Delaware	100%	100%
Powerband Industries Private Limited	India	100%	100%
Spuntech Fabrics Inc.*	Canada	100%	100%

*	Dormant
(1)	Liquidated and dissolved as of December 31, 2019.
(2)	Liquidated and dissolved as of August 28, 2019.

D.	PROPERTY, PLANTS AND EQUIPMENT

The table below lists the Company's material tangible fixed assets, including a description of the size and uses of the property, how the assets are held, the products produced, and the location, as of December 31, 2019:

Location	Status	Use	Products Manufactured	Square Feet	Property Size (Acres)
9999 Cavendish Boulevard, Suite 200 St. Laurent, Quebec H4M 2X5	Leased	Corporate Headquarters	N/A	12,121
100 Paramount Drive, Suite 300 Sarasota, Florida 34232	Leased	Executive Headquarters	N/A	31,942
4 Hershey Drive Ansonia, Connecticut 06401	Leased	Machine Assembly	Machinery	46,400
6035 Lagrange Boulevard SW Atlanta, Georgia 30336	Leased	Manufacturing and Distribution	Mailers, Bubble Cushioning, Foam	105,600
300 Spencer-Mattingly Lane Bardstown, Kentucky 40004	Leased	Manufacturing	Foam, Machinery	102,318
525 Wilson Parkway Bardstown, Kentucky 40004	Owned	Manufacturing	Films	15,000	7.76
1091 Carolina Pines Drive Blythewood, South Carolina 29016	Owned	Manufacturing	Tapes (paper, duct, stencil)	350,000	33.83
1095 South 4th Avenue Brighton, Colorado 80601	Leased	Manufacturing	BOPP Film, Carton Sealing Tape	Manufacturing & Office – 155,982 Warehouse – 27,500
2200 North McRoy Drive Carbondale, Illinois 62901	Owned	Manufacturing	Tapes (carton sealing, electrical, filament, specialty)	190,324	29.9
495 Meadow Lane Carlstadt, New Jersey 07072	Leased	Manufacturing	Mailers, Bubble Cushioning	75,000
1600 Kelly Boulevard #140 Carrollton, Texas 75006	Leased	Manufacturing	Bubble Cushioning	75,000
808 East 113th Street Chicago, Illinois 60628	Leased	Manufacturing	Mailers, Bubble Cushioning	145,182
2000 South Beltline Boulevard Columbia, South Carolina 29201	Owned	Idle	N/A	7 Buildings – 499,770	86.48
1692 Jenks Drive #102 Corona, California 92880	Leased	Manufacturing	Mailers, Bubble Cushioning, Reflective Packaging, Solar Blankets	129,200
1400 Rosemont Avenue Cornwall, Ontario K6J 3E6	Owned	Manufacturing and Distribution	Tapes (carton sealing, duct, filament, masking, sheathing, specialty, sports)	206,236	39.38
360 Ringgold Industrial Parkway Danville, Virginia 24540	Leased	Regional Distribution Center	N/A	199,600
1101 Eagle Springs Road Danville, Virginia 24540	Owned	Manufacturing	Tapes (carton sealing, PE) Films (stretch)	289,195	26.0
10101 Nordel Court Delta, British Columbia V4G 1J8	Leased	Manufacturing	Engineered coated products	54,274

Location	Status	Use	Products Manufactured	Square Feet	Property Size (Acres)
330 Humberline Drive Etobicoke, Ontario M9W 1R5	Leased	Office and Manufacturing	Mailers, Bubble Cushioning, Reflective Packaging, Solar Blankets	134,126
317 Kendall Ave Marysville, Michigan 48040	Owned	Manufacturing	Tapes (paper, specialty)	5 Buildings – 226,016	11.53
748 4th Street Menasha, Wisconsin 54952	Owned	Office Building	N/A	16,251	0.80
741 4th Street Menasha, Wisconsin 54952	Owned	Manufacturing	Tapes (water- activated)	165,134	5.68
13722 Bill McGee Road Midland, North Carolina 28107	Owned	Manufacturing	Tapes (water- activated)	144,000	40.54
1407 The Boulevard, Suite E Rayne, Louisiana 70578	Leased	Offices	N/A	1,472
3725 Faith Road Salisbury, North Carolina 28146	Owned	Manufacturing and Distribution	Engineered Coated Products	41,465	3.21
1800 East Pleasant Street Springfield, Ohio 45505	Owned	Manufacturing and Distribution	Engineered Coated Products	208,217	4.78
760 West 1000 North Tremonton, Utah 84337	Owned	Manufacturing	Films (stretch, shrink)	115,000	17.00
50 Abbey Avenue Truro, Nova Scotia B2N 5G6	Owned	Manufacturing	Engineered coated products	306,200	13.00
1800 Enterprise Boulevard West Sacramento, California 95691	Leased	Warehouse	N/A	32,549
Philipp-Reis-Straße 5 24941 Flensburg Germany	Leased	Office	N/A	1,448
Lugar de Vilares-Barqueiros 4740-676 Barqueiros BCL Barcelos, Portugal	Owned	Manufacturing and Distribution	Films (shrink)	35,500	5.40
SP-1038, RIICO Industrial Area, Chopanki, Bhiwadi-301019, Rajasthan, India	Leased (1)	Manufacturing	Engineered coated products	150,000	5.97
Powerband 354/3,4,5 Vapi-Kachigam Road Daman, India 396210	Owned	Manufacturing and Distribution	Tapes (carton sealing)	120,000	6.79
Powerband Plot # Z/103/B Dahej SEZ - II Lakhigam Taluka: Vagra Dist, Bharuch	Leased (1)	Manufacturing and Distribution	Tapes (carton sealing)	110,000	20.28
SP4-319(A), RIICO Industrial Area Karoli, Rajasthan, India	Leased (1)	Manufacturing	Engineered coated products	220,000	14.80
1536 Cty Rd O Neenah, Wisconsin 54957	Leased	Distribution	N/A	114,650
4 Kay Street Scoudouc, New Brunswick E4P 0C8	Leased	Warehouse	N/A	50,000
543 Willow Street Truro, Nova Scotia B2N 6T3	Leased	Warehouse	N/A	27,000
C 3/5, Prashant Vihar, Sector 14, Rohini, New Delhi - 110085	Leased	Office	N/A	100

(1)	The land is leased under a long lease term and the manufacturing facility is owned by the Company.

In April of 2019, the Company announced it would close its Montreal, Quebec manufacturing facility located at 455 Cote-Vertu Boulevard, Montreal, Quebec H4N 1EB, transferring all manufacturing operations to its other existing manufacturing facilities. The Company completed the closure of this manufacturing facility and terminated the lease at the end of 2019.

On August 28, 2019, the Company dissolved the legal entity in Luxembourg, at which time it terminated the lease located at 20 Rue de Peupliers, L-2328 Luxembourg, Grand Duchy of Luxembourg.

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

The Company continued to make progress in 2019 on several of its initiatives to improve productivity, increase capacity, and manufacture new products. Capital expenditures during 2017, 2018, and 2019 totalled $85.3 million, $75.8 million, and $48.2 million, respectively.

The Company typically relies upon cash flows from operations and funds available under the 2018 Credit Facility, Senior Unsecured Notes and other available borrowings to fund capital expenditures. In 2015 through 2019, capital expenditures were also financed in part by the 2014 Revolving Credit Facility and 2018 Credit Facility, the terms of which are summarized in Item 4.B. above.

For further details on capital expenditures regarding construction, expansion or improvement of above listed facilities, see Item 4.A. above.

Item 4A:	Unresolved Staff Comments

Not Applicable.

Item 5:	Operating and Financial Review and Prospects (Management's Discussion & Analysis)
This Management’s Discussion and Analysis ("MD&A") is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the "Company"), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of March 12, 2020, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2019 and 2018 and for the three-year period ended December 31, 2019 ("Financial Statements"). It should also be read together with the text below on forward-looking statements in the Section entitled "Forward-Looking Statements."
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
Except where otherwise indicated, all financial information presented in this MD&A, including tabular amounts, is prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS" or "GAAP") and is expressed in US dollars ("USD") unless otherwise stated to be in Canadian dollars ("CDN") or Indian rupees ("INR"). Variance, ratio and percentage changes in this MD&A are based on unrounded numbers.
This MD&A contains certain non-GAAP financial measures and key performance indicators as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, return on equity, EBITDA, adjusted EBITDA, total leverage ratio, secured leverage ratio and free cash flows (please see the "Adjusted Net Earnings (Loss), Adjusted Net Earnings (Loss) Per Share and Return on Equity" section below for a description and reconciliation of adjusted net earnings (loss), adjusted earnings (loss) per share, and return on equity “EBITDA, Adjusted EBITDA and Leverage Ratios” section below for a description and reconciliation of EBITDA and adjusted EBITDA, and a description of secured leverage ratio and total leverage ratio, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below in the section entitled "Non-GAAP Financial Measures and Key Performance Indicators" and should consider non-GAAP financial measures and key performance indicators only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Financial Highlights
(In millions of USD, except per share amounts, selected ratios, and trading volume information)
(Unaudited)

	2019	2018	2017
	$	$	$
Operations
Revenue	1,158.5	1,053.0	898.1
Gross margin (1)	21.3%	20.8%	22.4%
Net earnings attributable to Company shareholders (2)	41.2	46.8	64.2
Adjusted net earnings (3)	57.8	62.2	63.7
Adjusted EBITDA (3)	172.2	140.9	129.6
Cash flows from operating activities	135.0	90.8	92.1
Free cash flows (3)	86.8	15.0	6.8
Capital expenditures (4)	48.2	75.8	85.3
Effective tax rate (5)	28.3%	17.4%	16.9%

Per Common Share
IPG Net Earnings - diluted	0.70	0.79	1.08
Adjusted earnings - diluted (3)	0.98	1.05	1.07
Dividend paid per share (6)	0.58	0.56	0.56
Financial Position
Working capital (7)	169.4	186.5	135.3
Total assets	1,025.7	1,004.8	715.9
Net debt (8)	501.8	481.3	270.4
Total equity attributable to Company shareholders	260.7	249.8	248.1
Cash and loan availability (9)	406.0	393.9	186.6
Selected Ratios
Current Ratio (10)	2.0	2.1	1.9
Secured Net Leverage Ratio (3) (11)	1.4	1.5	2.1
Total Leverage Ratio (3) (12)	2.9	3.2	2.1
Return on equity (13)	22.6%	25.0%	26.3%
Stock Information
Weighted average shares outstanding - diluted (14)	58,989	59,084	59,588
Shares outstanding as of December 31 (14)	59,010	58,650	58,800
The Toronto Stock Exchange (CDN$)
Share price as of December 31	16.62	16.92	21.49
High: 52 weeks	19.97	22.84	25.41
Low: 52 weeks	15.68	14.60	17.49

(1)     Gross profit divided by revenue.
(2)     Net earnings attributable to Company shareholders ("IPG Net Earnings").

(3)
These are non-GAAP financial measures defined below and accompanied by a reconciliation to the most directly comparable GAAP financial measure. Refer to the section below entitled "Non-GAAP Financial Measures and Key Performance Indicators."

(4)    Purchases of property, plant and equipment.
(5)     Refer to the section below entitled "Income Taxes" and Note 5 – Income Taxes to the Company’s Financial Statements.
(6)     Dividends paid divided by weighted average basic shares outstanding.
(7)     Current assets less current liabilities.
(8)     Borrowings and lease liabilities, current and non-current, less cash.
(9)     Refer to the section below entitled "Liquidity and Borrowings".
(10)     Current assets divided by current liabilities.

(11)
Secured borrowings and lease liabilities less cash, divided by adjusted EBITDA. Secured borrowings and lease liabilities are borrowings and lease liabilities, current and non-current, less Senior Unsecured Notes (defined in the section below entitled "Liquidity and Borrowings") and other unsecured debt. Adjusted EBITDA for the twelve months ending December 31, 2018 used in this calculation includes (i) pre-acquisition results for Polyair, Maiweave and Airtrax (defined later in this document) conformed to the Company's current definition of adjusted EBITDA, which is not normalized for expected run-rates and (ii) the pro forma effects of operating lease payments that were capitalized in accordance with new lease accounting guidance implemented on January 1, 2019.

(12)
Net debt, divided by adjusted EBITDA. Adjusted EBITDA for the twelve months ending December 31, 2018 used in this calculation includes (i) pre-acquisition results for Polyair, Maiweave and Airtrax conformed to the Company's current definition of adjusted EBITDA, which is not normalized for expected run-rates and (ii) the pro forma effects of operating lease payments that were capitalized in accordance with new lease accounting guidance implemented on January 1, 2019.

(13)    Adjusted net earnings divided by average total equity attributable to Company shareholders.
(14)    In thousands.
2019 Share Prices

	High	Low	Close	ADV (1)
The Toronto Stock Exchange (CDN$)
Q1	19.97	16.64	18.15	177,744
Q2	19.32	17.50	18.41	141,133
Q3	19.34	16.97	17.25	115,885
Q4	17.88	15.68	16.62	155,416

(1)	Represents average daily volume sourced from the Toronto Stock Exchange.

Consolidated Quarterly Statements of Earnings
(In thousands of USD, except share and per share amounts)
(Unaudited)

	1st Quarter			2nd Quarter
	2019	2018	2017	2019	2018	2017
	$	$	$	$	$	$
Revenue	277,823	237,229	207,120	295,609	249,072	210,158
Cost of sales	220,027	186,777	157,980	230,915	194,625	162,783
Gross profit	57,796	50,452	49,140	64,694	54,447	47,375
Gross margin	20.8%	21.3%	23.7%	21.9%	21.9%	22.5%
Selling, general and administrative expenses	32,683	29,123	25,974	36,433	27,653	28,717
Research expenses	3,168	3,221	2,978	3,023	3,233	2,643
	35,851	32,344	28,952	39,456	30,886	31,360
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	21,945	18,108	20,188	25,238	23,561	16,015
Manufacturing facility closures, restructuring and other related charges (recoveries)	304	107	267	3,875	(407)	410
Operating profit	21,641	18,001	19,921	21,363	23,968	15,605
Finance costs (income)
Interest	7,693	2,462	1,148	8,565	3,945	1,283
Other (income) expense, net	(655)	1,125	428	798	1,328	274
	7,038	3,587	1,576	9,363	5,273	1,557
Earnings before income tax expense (benefit)	14,603	14,414	18,345	12,000	18,695	14,048
Income tax expense (benefit)
Current	1,175	988	2,693	5,977	765	2,753
Deferred	2,896	2,132	2,219	(439)	2,901	1,222
	4,071	3,120	4,912	5,538	3,666	3,975
Net earnings	10,532	11,294	13,433	6,462	15,029	10,073
Net earnings (loss) attributable to:
Company shareholders	10,491	11,359	13,462	6,566	15,097	10,199
Non-controlling interests	41	(65)	(29)	(104)	(68)	(126)
	10,532	11,294	13,433	6,462	15,029	10,073
IPG Net Earnings per share
Basic	0.18	0.19	0.23	0.11	0.26	0.17
Diluted	0.18	0.19	0.22	0.11	0.26	0.17
Weighted average number of common shares outstanding
Basic	58,652,366	58,801,327	59,134,017	58,760,473	58,811,586	59,153,920
Diluted	58,924,107	59,146,693	60,202,147	58,955,643	59,103,899	59,557,443

Consolidated Quarterly Statements of Earnings
(In thousands of USD, except share and per share amounts)
(Unaudited)

	3rd Quarter			4th Quarter
	2019	2018	2017	2019	2018	2017
	$	$	$	$	$	$
Revenue	293,598	279,062	243,444	291,489	287,656	237,404
Cost of sales	229,535	221,719	192,575	231,167	231,015	183,381
Gross profit	64,063	57,343	50,869	60,322	56,641	54,023
Gross margin	21.8%	20.5%	20.9%	20.7%	19.7%	22.8%
Selling, general and administrative expenses	35,025	34,230	18,776	32,533	31,460	34,125
Research expenses	3,326	2,926	3,091	3,010	2,644	2,889
	38,351	37,156	21,867	35,543	34,104	37,014
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	25,712	20,187	29,002	24,779	22,537	17,009
Manufacturing facility closures, restructuring and other related charges (recoveries)	1,614	5,777	216	(657)	1,583	466
Operating profit	24,098	14,410	28,786	25,436	20,954	16,543
Finance costs (income)
Interest	7,764	3,952	2,290	7,668	6,713	2,525
Other (income) expense, net	(459)	(1,497)	593	3,630	2,854	(4,693)
	7,305	2,455	2,883	11,298	9,567	(2,168)
Earnings before income tax expense (benefit)	16,793	11,955	25,903	14,138	11,387	18,711
Income tax expense (benefit)
Current	6,584	(496)	2,253	3,459	(323)	(1,064)
Deferred	(2,332)	2,742	4,378	(1,010)	1,093	(1,405)
	4,252	2,246	6,631	2,449	770	(2,469)
Net earnings	12,541	9,709	19,272	11,689	10,617	21,180
Net earnings (loss) attributable to:
Company shareholders	12,528	9,663	19,244	11,631	10,634	21,319
Non-controlling interests	13	46	28	58	(17)	(139)
	12,541	9,709	19,272	11,689	10,617	21,180
IPG Net Earnings per share
Basic	0.21	0.16	0.33	0.20	0.18	0.36
Diluted	0.21	0.16	0.32	0.20	0.18	0.36
Weighted average number of common shares outstanding
Basic	58,877,185	58,817,410	59,171,255	58,900,337	58,831,432	58,831,518
Diluted	59,058,758	59,081,293	59,527,823	59,027,917	59,055,824	59,154,509
Overview
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies.

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
The Company's unique bundle of products positions it to serve the market with a broad and comprehensive range of packaging, protective and industrial product solutions. The Company believes that its broad and unique product bundle is a key competitive advantage. The portfolio of products is valuable to the Company’s customers as it contributes to the flexibility of its distributor partners by allowing them to offer a solutions-oriented approach to address specific end user needs, creates operating efficiencies and lowers operating costs. Management believes this flexibility is unique to the Company and differentiates the Company from its competitors.
The Company reported a 10.0% increase in revenue for the year ended December 31, 2019 as compared to the year ended December 31, 2018 and a 1.3% increase in revenue for the fourth quarter of 2019 as compared to the fourth quarter of 2018. The increase in revenue for the year ended December 31, 2019 compared to the year ended December 31, 2018 was primarily due to additional revenue from the Polyair (1), Maiweave (2), and Airtrax (3) acquisitions. The increase in revenue for the fourth quarter of 2019 compared to the fourth quarter of 2018 was primarily due to additional revenue from the Maiweave Acquisition.
Gross margin increased to 21.3% in the year ended December 31, 2019 as compared to 20.8% in 2018. Gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, partially offset by the dilutive impact of the Polyair and Maiweave acquisitions and an unfavourable product mix.
Gross margin increased to 20.7% in the fourth quarter of 2019 compared to 19.7% in the fourth quarter of 2018 primarily due to an increase in spread between selling prices and combined raw material and freight costs and a favourable product mix impact, partially offset by additional planned down-time in certain plants versus prior year to manage inventory levels.
IPG Net Earnings for the year ended December 31, 2019 decreased to $41.2 million (0.70 basic and diluted IPG Net Earnings per share) from $46.8 million (0.79 basic and diluted IPG Net Earnings per share) for the year ended December 31, 2018. The decrease was primarily due to (i) an increase in interest expense mainly resulting from higher average debt outstanding and higher average cost of debt, (ii) additional selling, general, and administrative expenses ("SG&A") from the Polyair and Maiweave acquisitions and (iii) an increase in income tax expense mainly due to the elimination of certain tax benefits related to intercompany debt. These unfavourable impacts were partially offset by an increase in gross profit, as well as a reduction in manufacturing facility closures, restructuring, and other related charges mainly related to higher one-time, non-cash impairments from the closure of the Johnson City, Tennessee manufacturing facility in 2018.
IPG Net Earnings for the fourth quarter of 2019 totalled $11.6 million (0.20 basic and diluted IPG Net Earnings per share) compared to $10.6 million (0.18 basic and diluted IPG Net Earnings per share) for the fourth quarter of 2018. The increase was primarily due to (i) an increase in gross profit and (ii) a reduction in manufacturing facility closures, restructuring and other related charges mainly due to a reversal of impaired inventory in the fourth quarter of 2019 as compared to impairment of property, plant and equipment in the fourth quarter of 2018. These favourable impacts were partially offset by (i) an increase in finance costs mainly due to the re-valuation of the non-controlling interest put options associated with Capstone (3) resulting from a positive outlook following the successful completion of the woven products greenfield manufacturing facility, (ii) an increase in income tax expense and (iii) an increase in SG&A mainly due to an increase in discretionary defined contribution plan contributions.
Adjusted net earnings(4) decreased to $57.8 million ($0.98 basic and diluted adjusted earnings per share (4)) for the year ended December 31, 2019 from $62.2 million ($1.06 basic adjusted earnings per share and $1.05 diluted adjusted earnings per share) for the year ended December 31, 2018. The decrease was primarily due to an increase in (i) interest expense, (ii) income tax expense and (iii) SG&A, partially offset by organic growth in gross profit as well as adjusted net earnings contributed by the Polyair and Maiweave acquisitions.

Adjusted net earnings decreased to $13.6 million ($0.23 basic and diluted adjusted earnings per share) for the fourth quarter of 2019 from $14.2 million ($0.24 basic and diluted adjusted earnings per share) for the fourth quarter of 2018. The decrease was primarily due to an increase in (i) SG&A, (ii) finance costs mainly due to the re-valuation of the non-controlling interest put options associated with Capstone resulting from a positive outlook following the successful completion of the woven products greenfield manufacturing facility and (iii) income tax expense, partially offset by organic growth in gross profit.
Adjusted EBITDA(4) increased to $172.2 million for the year ended December 31, 2019 from $140.9 million for the year ended December 31, 2018. The increase was primarily due to (i) organic growth in gross profit, (ii) adjusted EBITDA contributed by the Polyair and Maiweave acquisitions and (iii) the favorable impact of operating lease payments totalling $7.1 million that were capitalized in accordance with new lease accounting guidance. These favourable impacts were partially offset by an increase in SG&A.
Adjusted EBITDA increased to $43.8 million for the fourth quarter of 2019 from $38.5 million for the fourth quarter of 2018. The increase was primarily due to (i) organic growth in gross profit, (ii) the favorable impact of operating lease payments totalling $1.8 million that were capitalized in accordance with new lease accounting guidance and (iii) adjusted EBITDA contributed by the Maiweave Acquisition. These favourable impacts were partially offset by an increase in SG&A.

(1)	"Polyair Acquisition" refers to the acquisition by the Company of 100% of the outstanding equity in Polyair Inter Pack, Inc. ("Polyair") on August 3, 2018.

(2)	"Maiweave Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Maiweave LLC ("Maiweave") on December 17, 2018.

(3)
"Airtrax" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Airtrax Polymers Private Limited (doing business as "Airtrax") on May 11, 2018 as part of a larger transaction involving Capstone Polyweave Private Limited (doing business as “Capstone”) and its minority shareholders.

(4)
Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures and Key Performance Indicators” below.

Other Highlights
Dividend Declaration
On March 12, 2020, the Board of Directors declared a dividend of $0.1475 per common share payable on March 31, 2020 to shareholders of record at the close of business on March 23, 2020.
On August 7, 2019, the Board of Directors amended the Company's quarterly policy to increase the annualized dividend by 5.4% from $0.56 to $0.59 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook.
Cantech Acquisition Synergies
As part of a plan to realize operational synergies gained from the acquisition of Canadian Technical Tape Ltd. ("Cantech "), which was completed in July 2017 ("Cantech Acquisition"), the Company closed its Johnson City, Tennessee manufacturing facility at the end of 2018 and its Montreal, Quebec manufacturing facility at the end of 2019. The production at both facilities, which was primarily carton sealing tape, was transferred to other existing manufacturing facilities. The Company estimated these closures would generate a combined annual cost savings of between $2.5 and $3.5 million by reducing its manufacturing overhead footprint while simultaneously improving machine utilization in its existing plants. As a result, total annual synergies gained from the Cantech Acquisition were expected to be between $3.5 and $6.0 million by the end of 2019. As of December 31, 2019, the Company achieved annual synergies near the low end of this range. While the Company achieved the expected synergies from the facility closures, these were partially offset by unexpected inefficiencies in the remaining operation.
As a result of the closures, the Company expected 2019 closure costs to include an estimated one-time charge of approximately $1.5 million primarily for non-cash impairments of property, plant and equipment and inventory, and approximately $3.9 million in cash charges. Charges incurred during the year ended December 31, 2019 totalled $5.1 million and were composed of $0.8 million in non-cash impairments of property, plant and equipment and inventory, as well as, $4.3 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs associated with the Cantech closures. Additional charges of $0.2 million are expected in 2020 as post-closure activities are completed in Montreal, Quebec.

Integration of Other Acquisitions
Regarding the Polyair integration, the Company progressed well on cost savings initiatives, but continued to experience some headwinds on revenue synergies. The headwinds on revenue synergies were initially related to some packaging changes occurring in the e-commerce channel, but now are believed to be more related to general softness in the macro-economic environment. The achievement of the targeted total synergies for this acquisition will be dependent on the successful ramp up in sales of certain new protective packaging products which are expected to gain traction through fiscal 2020.
The integration of Maiweave is proceeding as planned. Contributions are exceeding expectations by nearly double, primarily due to focused execution and leveraging the legacy woven products and the Capstone asset base.
Indian Greenfield Manufacturing Facilities

The Company successfully completed the Capstone woven products greenfield manufacturing facility in Karoli, India which after a brief ramp up period is now operating at full capacity. As expected, given the extended supply chain in transiting product to our North American manufacturing facilities for use in production and order fulfillment, the Company began to realize the associated contribution to results in the third quarter of 2019. The benefits realized in the second half of 2019 were consistent with the Company's expectations and management remains confident it will achieve its hurdle rate of an after-tax internal rate of return of 15%. Total project expenditures since inception totalled approximately $28.7 million at December 31, 2019.

The Company completed the commissioning of production processes associated with the greenfield carton sealing tape manufacturing facility in Dahej, India. Total project expenditures since inception totalled approximately $21.4 million as of December 31, 2019. Subsequent production ramp up to optimal operating efficiency and order book generation is expected to be slower than initially anticipated and as a result, sales from this manufacturing facility did not make a significant contribution to results in 2019 and is not expected to in 2020. Most of the production volume of hot melt carton sealing tape expected to be produced in Dahej for the North American market is currently being produced more profitably in the Danville, Virginia manufacturing facility. The Company does not expect to achieve an after-tax internal rate of return greater than 15% on this investment based on the original plan for the facility but continues to assess plans to optimize this asset.
Nortech Packaging Acquisition
On February 11, 2020, the Company acquired substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") for an aggregate purchase price of approximately $36.5 million, subject to certain post-closing adjustments and potential earn-out consideration of up to $12 million contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. In the twelve months prior to the acquisition date, Nortech's sales were approximately $20 million with adjusted EBITDA (as determined consistent with the Company's definition) of $5.5 million. The upfront purchase price represents an adjusted EBITDA multiple of 6.6x. The purchase price, when including the tax basis step-up value, represents an adjusted EBITDA multiple of 5.7x without any consideration given to potential revenue synergies. The potential earn-out consideration does not impact the adjusted EBITDA multiples. The Company expects the acquisition will be accretive to net earnings in 2020 excluding deal costs, integration costs and noncash purchase accounting adjustments. In total, deal and integration costs are expected to be approximately $2.4 million, excluding non-cash purchase price accounting adjustments, with the majority of these costs expected to be recognized by the end of 2020. The Company funded the acquisition with funds available under the Company's 2018 Credit Facility (defined later in this document).
Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands. The custom-infeed and robotic solutions for packaging applications that the Company acquired from Nortech are designed for cartoning, case-packing, case-erecting, pouch-packaging and palletizing. Based in the greater Chicago, Illinois area, Nortech services customers worldwide across major industries including food, pharmaceutical, e-commerce, confections, personal care and cosmetics, and beverage. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging. Automation system design and service are key capabilities in growing markets like e-commerce. With an installed fleet of more than 400 machines, the acquisition provides the Company with opportunities to supply its consumable products such as tapes, films and protective packaging to the existing fleet, as well as deploy system-selling for new customers combining machines with such ongoing consumables. The acquisition adds engineering automation and integrated robotic design talent to the Company’s existing engineering and design teams. The Company expects these new capabilities will allow it to service customers experiencing growth pressures that require a customized automation solution.

Outlook

The Company's expectations for fiscal year 2020, including the impact of the Nortech Acquisition and excluding any additional merger and acquisitions activity that takes place in 2020, are as follows:

•
Revenue in 2020 is expected to be between $1,135 and $1,200 million. This range reflects expectations for the remainder of 2020, rather than the first quarter of 2020 as the COVID-19 virus effects have not materially impacted results to date. The outlook range reflects management's best estimate as of March 12, 2020 of potential uncertainties over the remainder of 2020 given COVID-19. The range excludes any significant unforeseen fluctuations in raw material prices which can have a direct impact on selling prices.

•
Adjusted EBITDA for 2020 is expected to be between $160 and $185 million. As in previous years, the Company expects adjusted EBITDA to be proportionately higher in the second, third and fourth quarters of the year relative to the first quarter due to the effects of normal seasonality. The Company expects adjusted EBITDA in the first quarter of 2020 to be lower than the first quarter of 2019 mainly due to the timing of facility down-time and inventory planning initiatives.

•
Total capital expenditures for 2020 are expected to be between $30 and $40 million. Management has proactively reduced its planned capital expenditures as a precautionary measure given market uncertainty caused by COVID-19.

•
Free cash flows for 2020 are expected to be between $90 and $110 million. As in previous years, the Company expects free cash flows to be negative in the first quarter and progressively increase throughout the year with the majority being generated in the fourth quarter due to the normal seasonality of working capital requirements.

•
The Company expects a 25% to 30% effective tax rate for 2020, excluding the potential impact of changes in the mix of earnings between jurisdictions, and cash taxes paid in 2020 to approximate income tax expense which reflects the decreased availability of tax attributes in the form of tax credits and loss carryforwards.

The company is providing wider revenue and adjusted EBITDA ranges to reflect the uncertainty of the currently unknown and potential effects of COVID-19, which represent management's best estimate as of March 12, 2020. The Company could experience higher than expected growth in 2020 from products being supplied into e-commerce customer channels (such as water-activated tape and protective packaging). The Company may also experience headwinds via reduced demand in industrial tape and woven products as well as supply chain disruptions stemming from the effects of COVID-19. Management will update the outlook range as needed on a quarterly basis through the course of 2020 as additional information becomes available.

The above description of the Company's 2020 financial outlook in this MD&A is based on management's current views, strategies, assumptions and expectations concerning growth opportunities, the potential impact of COVID-19, as well as management's assessment of the opportunities for the Company and its industry. The purpose of disclosing this outlook is to provide investors with more information concerning the fiscal impact of the Company's business initiatives and growth strategies. The above description of the Company's 2020 outlook is forward-looking information for the purposes of applicable securities laws in Canada and readers are therefore cautioned that actual results may vary from those described above. Refer to the section below entitled "Forward-Looking Statements" as well as "Item 3. Key Information - Risk Factors," located in the Company’s annual report on Form 20-F for the year ended December 31, 2018 for a reference to the risks and uncertainties impacting the Company that could cause actual results to vary.
Results of Operations
Revenue
Revenue for the year ended December 31, 2019 totalled $1,158.5 million, a $105.5 million or 10.0% increase from $1,053.0 million for the year ended December 31, 2018, primarily due to:

•	Additional revenue of $107.5 million from the Polyair, Maiweave, and Airtrax acquisitions;

•	The impact of higher selling prices of approximately $1.9 million primarily in certain tape products partially offset by a decline in price for certain film products; and

•
An increase in volume/mix of approximately $0.5 million driven by growth in water-activated tape and films which are each product categories directly related to the Company's recent strategic investments. This increase was offset significantly by declines in a retail tape product line, certain industrial tapes, and equipment products.

Partially offset by:

•	An unfavourable foreign exchange impact of $4.4 million.

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
Revenue for the fourth quarter of 2019 totalled $291.5 million, a $3.8 million or 1.3% increase from $287.7 million for the fourth quarter of 2018, primarily due to:
•Additional revenue of $7.5 million due to the Maiweave Acquisition;
Partially offset by:

•
A decrease in volume/mix of approximately 0.8% or $2.3 million driven by certain carton sealing and industrial tapes. This decrease was partially offset by an increase in water activated tape and film products;

•	The impact of lower selling prices of approximately $1.2 million primarily in film products partially offset by increased price in certain tape products; and

•	An unfavourable foreign exchange impact of $0.2 million.
Gross Profit and Gross Margin
Gross profit totalled $246.9 million for the year ended December 31, 2019, a $28.0 million or 12.8% increase from $218.9 million for the year ended December 31, 2018. Gross margin was 21.3% in 2019 and 20.8% in 2018.

•
Gross profit increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, and additional gross profit from the Polyair, Maiweave, and Airtrax acquisitions. These favourable impacts were partially offset by an unfavourable product volume/mix.

•
Gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, partially offset by the dilutive impact of the Polyair and Maiweave acquisitions and an unfavourable product mix.

Gross profit totalled $218.9 million for the year ended December 31, 2018, a $17.5 million or 8.7% increase from $201.4 million for the year ended December 31, 2017. Gross margin was 20.8% in 2018 and 22.4% in 2017.

•
Gross profit increased primarily due to additional gross profit from the Cantech, Polyair, and Airtrax acquisitions, an increase in sales volume, a decrease in plant-related operating costs, and an increase in spread between selling prices and combined raw material and freight costs. These favourable items were partially offset by an increase in medical costs and the non-recurrence of insurance claim settlement proceeds of $2.1 million recorded in 2017.

•
Gross margin decreased primarily due to the dilutive gross margins of the Cantech and Polyair acquisitions, an unfavourable product mix, and an increase in medical costs. These unfavourable items were partially offset by a decrease in certain plant-related operating costs.

Gross profit totalled $60.3 million for the fourth quarter of 2019, a $3.7 million or 6.5% increase from $56.6 million for the fourth quarter of 2018. Gross margin was 20.7% in the fourth quarter of 2019 and 19.7% in the fourth quarter of 2018.

•
Gross profit and gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs and a favourable product volume/mix impact. These favourable items were partially offset by the impact of additional planned down-time in certain plants versus prior year to manage inventory levels.

Selling, General and Administrative Expenses
SG&A totalled $136.7 million for the year ended December 31, 2019, a $14.2 million or 11.6% increase from $122.5 million for the year ended December 31, 2018. The increase was primarily due to additional SG&A from the Polyair and Maiweave acquisitions.
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
As a percentage of revenue, SG&A expenses represented 11.8%, 11.6% and 12.0% for 2019, 2018 and 2017, respectively.

SG&A for the fourth quarter of 2019 totalled $32.5 million, a $1.1 million or 3.4% increase from $31.5 million for the fourth quarter of 2018. The increase was primarily due to an increase in discretionary defined contribution plan contributions.
Manufacturing Facility Closures, Restructuring and Other
Manufacturing facility closures, restructuring and other related charges totalled $5.1 million for the year ended December 31, 2019, a $1.9 million decrease from $7.1 million for the year ended December 31, 2018. The decrease was primarily due to higher closure costs incurred related to the Johnson City, Tennessee manufacturing facility closure in 2018 as compared to closure costs incurred related to both Cantech facility closures in 2019 (the Montreal, Quebec manufacturing facility closure at the end of 2019 and the Johnson City, Tennessee manufacturing facility closure at the end of 2018). Charges incurred during the year ended December 31, 2019 were composed of $4.3 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.8 million in non-cash impairments of property, plant and equipment and inventory. Charges incurred during the year ended December 31, 2018 were composed of $6.1 million of non-cash impairments of property, plant and equipment and inventory as well as $0.9 million in cash charges mainly related to termination benefits and other labor related costs. Additional charges of $0.2 million are expected in 2020 as post-closure activities are completed in Montreal, Quebec.
Manufacturing facility closures, restructuring and other related charges totalled $7.1 million for the year ended December 31, 2018, a $5.7 million increase from $1.4 million for the year ended December 31, 2017. The increase was primarily due to charges discussed above related to the closure of the Johnson City, Tennessee manufacturing facility in 2018 as compared to charges incurred in 2017 for other smaller-scale restructuring initiatives associated with acquisition integration efforts, as well as charges related to product trials and other post-closure activities of the Columbia, South Carolina manufacturing facility.
Manufacturing facility closures, restructuring and other related recoveries totalled $0.7 million for the fourth quarter of 2019, a $2.2 million decrease from charges of $1.6 million fourth quarter of 2018. The decrease was primarily due to non-cash impairment of property, plant and equipment in the fourth quarter of 2018 as compared to a reversal of impaired inventory in the fourth quarter of 2019, both related to the Johnson City, Tennessee manufacturing facility closure.
Finance Costs (Income)
Finance costs for the year ended December 31, 2019 totalled $35.0 million, a $14.1 million increase from $20.9 million for the year ended December 31, 2018, primarily due to an increase in interest expense resulting from (i) higher average cost of debt and higher average debt outstanding and (ii) incremental interest due to capitalizing operating leases in accordance with new lease accounting guidance implemented on January 1, 2019, as well as the re-valuation of non-controlling interest put options associated with the acquisition of Airtrax (refer to Note 24 in the Company's Financial Statements for more information regarding the options). These unfavourable items were partially offset by (i) foreign exchange gains in 2019, compared to foreign exchange losses in 2018, (ii) the non-recurrence of debt issue costs written off in the second quarter of 2018 as a result of refinancing and replacing one of the Company's debt facilities and (iii) the benefit resulting from the favorable settlement of the previously-recorded liability to the former shareholders of Polyair related to state and federal income tax benefits (refer to Note 19 in the Company’s Financial Statements for more information regarding the liability to the former shareholders of Polyair).
Finance costs for the year ended December 31, 2018 totalled $20.9 million, a $17.0 million increase from $3.8 million for the year ended December 31, 2017, primarily due to (i) an increase in interest expense resulting from higher average debt outstanding and higher average cost of debt, (ii) foreign exchange losses in 2018, compared to foreign exchange gains in 2017 (iii) the non-recurrence of the gain resulting from the Powerband non-controlling interest put options valuation remeasurement in 2017 (refer to Note 24 in the Company’s Financial Statements for more information regarding the options), and (iv) debt issue costs written off in the second quarter of 2018 as a result of refinancing and replacing one of the Company's debt facilities.
Finance costs for the fourth quarter of 2019 totalled $11.3 million, a $1.7 million increase from finance costs of $9.6 million for the fourth quarter of 2018, primarily due to (i) the re-valuation of the non-controlling interest put options associated with Capstone resulting from a positive outlook following the successful completion of the woven products greenfield manufacturing facility (refer to Note 24 in the Company's Financial Statements for more information regarding the options), (ii) incremental interest due to capitalizing operating leases in accordance with new lease accounting guidance implemented on January 1, 2019 and (iii) a decrease in interest capitalized to property, plant and equipment in the fourth quarter of 2019 compared to the same time period in 2018. These unfavourable items were partially offset by a decrease in interest expense resulting from lower average cost of debt and lower average debt outstanding, and foreign exchange gains realized in the fourth quarter of 2019 compared to foreign exchange losses in the same time period in 2018.

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
On December 22, 2017, the Tax Cuts and Jobs Act ("TCJA") was enacted into law in the US. The TCJA significantly changed the previously existing US tax laws and included numerous provisions that had an immediate and ongoing effect on the Company’s business. These changes include, but are not limited to, a reduction in the statutory federal corporate tax rate from 35% to 21%, an enhancement and extension through 2026 of bonus depreciation, limitations and eliminations of certain deductions, a one-time transition tax on deemed repatriation of deferred foreign income, and new tax regimes impacting how foreign-derived earnings and cross-border intercompany transactions, including intercompany debt, are subject to US tax. The Company recognized a net tax benefit of approximately $9.6 million in the fourth quarter of 2017 primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.
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

In the second quarter of 2019, the Company recorded a $2.3 million proposed state income tax assessment and the related interest expense which resulted from the denial of the utilization of certain net operating losses generated in tax years 2000-2006 ("Proposed Tax Assessment").
The table below reflects the calculation of the Company’s effective tax rate (in millions of USD):

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018	2017
	$	$	$	$	$
Income tax expense	2.4	0.8	16.3	9.8	13.0
Earnings before income tax expense	14.1	11.4	57.5	56.5	77.0
Effective tax rate	17.3%	6.8%	28.3%	17.4%	16.9%
The increase in the effective tax rate for the year ended December 31, 2019 compared to the same period in 2018 is primarily due to the elimination of certain tax benefits as a result of the TCJA related to intercompany debt and the Proposed Tax Assessment. Excluding the Proposed Tax Assessment, the effective tax rate for the year end December 31, 2019 would have been 26.3%.
The increase in the effective tax rate for the year ended December 31, 2018 compared to the same period in 2017 is primarily due to the non-recurrence of the TCJA net tax benefit in the fourth quarter of 2017, largely offset by the lower US corporate tax rate and the net tax benefit from the discretionary pension contribution.
The increase in the effective tax rate for the three months ended December 31, 2019 compared to the same period in 2018 is primarily due to an unfavourable change in the mix of earnings between jurisdictions.
IPG Net Earnings
IPG Net Earnings totalled $41.2 million for the year ended December 31, 2019, a $5.5 million decrease from $46.8 million for the year ended December 31, 2018. The decrease was primarily due to (i) an increase in interest expense mainly resulting from higher average debt outstanding and higher average cost of debt, (ii) additional SG&A from the Polyair and Maiweave acquisitions and (iii) an increase in income tax expense mainly due to the elimination of certain tax benefits related to intercompany debt. These unfavourable impacts were partially offset by an increase in gross profit, as well as a reduction in manufacturing facility closures, restructuring, and other related charges mainly related to higher one-time, non-cash impairments from the closure of the Johnson City, Tennessee manufacturing facility in 2018.

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
IPG Net Earnings for the fourth quarter of 2019 totalled $11.6 million, a $1.0 million increase from $10.6 million for the fourth quarter of 2018. The increase was primarily due to The increase was primarily due to (i) an increase in gross profit and (ii) a reduction in manufacturing facility closures, restructuring and other related charges mainly due to a reversal of impaired inventory in the fourth quarter of 2019 as compared to impairment of property, plant and equipment in the fourth quarter of 2018. These favourable impacts were partially offset by (i) an increase in finance costs mainly due to the re-valuation of the non-controlling interest put options associated with Capstone resulting from a positive outlook following the successful completion of the woven products greenfield manufacturing facility, (ii) an increase in income tax expense and (iii) an increase in SG&A mainly due to an increase in discretionary defined contribution plan contributions.
Non-GAAP Financial Measures and Key Performance Indicators
The Company measures the success of the business using a number of key performance indicators, many of which are in accordance with GAAP as described throughout this MD&A. This MD&A also contains certain non-GAAP financial measures and key performance metrics as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, secured leverage ratio, total leverage ratio and free cash flows (please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA, Adjusted EBITDA and Leverage Ratios” section below for a description and reconciliation of EBITDA, adjusted EBITDA, and a description of secured leverage ratio and total leverage ratio, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures and key performance indicators only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss), Adjusted Earnings (Loss) Per Share and Return on Equity
A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax effect of these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.
Adjusted earnings (loss) per share is also presented in the following table and is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as IPG Net Earnings per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted earnings (loss) per share is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.
The Company defines return on equity as adjusted net earnings (loss) divided by average total equity attributable to Company shareholders and is a non-GAAP financial measure, as calculated. The Company has included this non-GAAP financial measure because it believes that it provides investors a measure of management's ability to generate income from the equity available to it.
The following table presents M&A Costs included in IPG Net Earnings and added back to adjusted net earnings and adjusted EBITDA:

	Three months ended		Twelve months ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018	December 31, 2017
	$	$	$	$	$
M&A Costs	3.3	2.5	11.2	9.5	7.5
M&A Costs for the year ending December 31, 2019 were primarily composed of $5.1 million in integration costs associated with the Polyair Acquisition, $2.0 million associated with the Maiweave Acquisition, and $1.3 million in other due diligence, legal, accounting, and other advisory costs including in connection with the Nortech Acquisition and on deals that did not progress to the execution phase. The Company estimates that the integration costs associated with all acquisitions completed to date are expected to be between $3 and $4 million in 2020, excluding non-cash purchase price accounting adjustments and due diligence costs associated with evaluating merger and acquisitions opportunities.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019		2018	2017
	$	$	$		$	$
IPG Net Earnings	11.6	10.6	41.2		46.8	64.2
Manufacturing facility closures, restructuring and other related (recoveries) charges	(0.7)	1.6	5.1		7.1	1.4
M&A Costs	3.3	2.5	11.2		9.5	7.5
Share-based compensation (benefit) expense	(1.5)	0.4	0.5		1.9	3.3
Impairment of long-lived assets and other assets	0.6	0.0	0.9		0.1	0.2
Loss on disposal of property, plant and equipment	0.4	0.0	0.6		0.2	0.3
Other item: special income tax events	—	—	2.3	(1)	—	(9.6)	(2)
Income tax effect of these items	(0.2)	(0.9)	(4.0)		(3.3)	(3.5)
Adjusted net earnings	13.6	14.2	57.8		62.2	63.7

IPG Net Earnings per share
Basic	0.20	0.18	0.70		0.79	1.09
Diluted	0.20	0.18	0.70		0.79	1.08

Adjusted earnings per share
Basic	0.23	0.24	0.98		1.06	1.08
Diluted	0.23	0.24	0.98		1.05	1.07

Weighted average number of common shares outstanding
Basic	58,900,337	58,831,432	58,798,488		58,815,526	59,072,119
Diluted	59,027,917	59,055,824	58,989,134		59,084,175	59,587,769

(1)
Represents a proposed state income tax assessment and the related interest expense recognized in the second quarter of 2019 totalling $2.3 million resulting from the denial of the utilization of certain net operating losses generated in tax years 2000-2006.

(2)
Represents the impact of the net tax benefit in the fourth quarter of 2017 resulting mainly from the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.

Adjusted net earnings totalled $57.8 million for the year ended December 31, 2019, a $4.4 million or 7.1% decrease from $62.2 million for the year ended December 31, 2018, primarily due to an increase in (i) interest expense, (ii) income tax expense and (iii) SG&A, partially offset by organic growth in gross profit as well as adjusted net earnings contributed by the Polyair and Maiweave acquisitions.
Adjusted net earnings totalled $62.2 million for the year ended December 31, 2018, a $1.5 million or 2.3% decrease from $63.7 million for the year ended December 31, 2017, primarily due to (i) an increase in interest expense, (ii) foreign exchange losses in 2018, and (iii) an increase in SG&A. These unfavourable impacts were partially offset by a decrease in income tax expense and an increase in gross profit.
Adjusted net earnings totalled $13.6 million for the fourth quarter of 2019, a $0.7 million or 4.7% decrease from $14.2 million for the fourth quarter of 2018. The decrease was primarily due to an increase in (i) SG&A, (ii) finance costs mainly due to the re-valuation of the non-controlling interest put options associated with Capstone resulting from a positive outlook following the successful completion of the woven products greenfield manufacturing facility and (iii) income tax expense, partially offset by organic growth in gross profit.
EBITDA, Adjusted EBITDA and Leverage Ratios
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings, the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second, third and fourth quarters of the year relative to the first quarter.
The Company defines total leverage ratio as borrowings and lease liabilities less cash divided by adjusted EBITDA and secured net leverage ratio as secured borrowings and lease liabilities less cash divided by adjusted EBITDA. Secured borrowings are defined as borrowings and lease liabilities less Senior Unsecured Notes. The terms "total leverage ratio" and "secured net leverage ratio" do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers with diversified sources of capital. Total leverage ratio and secured net leverage ratio are not measurements of financial performance under GAAP and should not be considered as alternatives to any GAAP measure as an indicator of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. Total leverage ratio and secured net leverage ratio are not presented as defined by applicable indentures and should not be considered as alternatives to the respective debt covenants described in the section below entitled "Liquidity and Borrowings." The Company has included these non-GAAP financial measures because it believes that they allow investors to make a meaningful comparison of the Company’s liquidity level and borrowing flexibility. In addition, total leverage ratio and secured net leverage ratio are used by management in evaluating the Company’s performance because it believes that they allow management to monitor the Company's liquidity level and borrowing flexibility as well as evaluate its capacity to deploy capital to meet its strategic objectives.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of USD)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018	2017
	$	$	$	$	$
Net earnings	11.7	10.6	41.2	46.6	64.0
Interest and other finance costs	11.3	9.6	35.0	20.9	3.8
Income tax expense	2.4	0.8	16.3	9.8	13.0
Depreciation and amortization	16.2	13.1	61.4	44.8	36.1
EBITDA	41.6	34.0	154.0	122.2	117.0
Manufacturing facility closures, restructuring and other related (recoveries) charges	(0.7)	1.6	5.1	7.1	1.4
M&A Costs	3.3	2.5	11.2	9.5	7.5
Share-based compensation (benefit) expense	(1.5)	0.4	0.5	1.9	3.3
Impairment of long-lived assets and other assets	0.6	0.0	0.9	0.1	0.2
Loss on disposal of property, plant and equipment	0.4	0.0	0.6	0.2	0.3
Adjusted EBITDA	43.8	38.5	172.2	140.9	129.6

Adjusted EBITDA totalled $172.2 million for the year ended December 31, 2019, a $31.3 million or 22.2% increase from $140.9 million for the year ended December 31, 2018, primarily due to (i) organic growth in gross profit, (ii) adjusted EBITDA contributed by the Polyair and Maiweave acquisitions and (iii) the favorable impact of operating lease payments totalling $7.1 million that were capitalized in accordance with new lease accounting guidance. These favourable impacts were partially offset by an increase in SG&A.

Adjusted EBITDA totalled $140.9 million for the year ended December 31, 2018, an $11.3 million or 8.7% increase from $129.6 million for the year ended December 31, 2017, primarily due to adjusted EBITDA contributed by Polyair and Cantech and organic growth in gross profit. These favourable impacts were partially offset by an increase in SG&A and the non-recurrence of insurance claim settlement proceeds of $2.1 million recorded in 2017.
Adjusted EBITDA totalled $43.8 million for the fourth quarter of 2019, a $5.2 million or 13.6% increase from $38.5 million for the fourth quarter of 2018, primarily due to (i) organic growth in gross profit, (ii) the favorable impact of operating lease payments totalling $1.8 million that were capitalized in accordance with new lease accounting guidance and (iii) adjusted EBITDA contributed by the Maiweave Acquisition. These favourable impacts were partially offset by an increase in SG&A.
Comprehensive Income Attributable to Company Shareholders ("IPG Comprehensive Income")

IPG Comprehensive Income is comprised of IPG Net Earnings and other comprehensive income (loss) ("OCI") attributable to Company shareholders. IPG Comprehensive Income totalled $40.8 million for the years ended December 31, 2019 and 2018. Changes in IPG Comprehensive Income contained significant fluctuations that largely offset each other, including: gains arising from the Company's hedge of a net investment in foreign operations in 2019 compared to losses in 2018, largely offset by (i) unfavourable foreign exchange impacts from cumulative translation adjustments ("CTA") in 2019 compared to favourable foreign exchange impacts in 2018, (ii) lower IPG Net Earnings in 2019, (iii) decreases in the fair value of interest rate swap agreements designated as cash flow hedges in 2019 compared to increases in 2018 and (iv) a decrease in gains from the remeasurement of the defined benefit liability in 2019.
IPG Comprehensive Income totalled $40.8 million for the year ended December 31, 2018, a $28.9 million or 41.5% decrease from $69.8 million for the year ended December 31, 2017. The decrease was primarily due to (i) lower IPG Net Earnings in 2018, (ii) an increase in losses arising on hedging instruments designated as hedges of the net assets in foreign operations in 2018 and (iii) less of a favourable foreign exchange impact from CTA in 2018 compared to 2017. These unfavourable impacts were partially offset by gains from the remeasurement of the defined benefit liability.

Off-Balance Sheet Arrangements
Letters of Credit
The Company had standby letters of credit issued and outstanding as of December 31, 2019 that could result in payments by the Company up to an aggregate of $3.4 million upon the occurrence of certain events. All of the letters of credit have expiry dates in 2020.
Capital Commitments
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $9.0 million as of December 31, 2019. It is expected that such amounts will be paid out in the next twelve months. In the event of cancellation, the penalties that would apply may be equal to the purchase price depending on the timing of the cancellation.
Raw Material Commitments
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2019, the Company had on hand $9.1 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through May 2021 totalling approximately $12.6 million as of December 31, 2019. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.
Utilities Commitments
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company has and expects to continue to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $2.8 million as of December 31, 2019 and would decline monthly based on actual service billings to date.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $7.8 million over the remaining term of the contract. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $3.1 million as of December 31, 2019. This amount is expected to decline annually until the expiration of the contract assuming there are insignificant fluctuations in kilowatt hour peak demand.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2023 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $8.6 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.
The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future or that would trigger any such penalty described above. The Company maintains no other off-balance sheet arrangements.
Related Party Transactions
The Company’s key personnel include all members of the Board of Directors and five members of senior management in 2019. Key personnel remuneration includes short-term benefits including base and variable compensation, deferred compensation, director retainer and committee fees, post-employment benefits and share-based compensation. Total key personnel remuneration included in the statement of consolidated earnings totalled $6.9 million for the year ended December 31, 2019, an increase of $1.0 million from $5.9 million for the year ended December 31, 2018. The increase was primarily due to an increase in variable compensation based on achievement of certain performance targets.
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
The Company uses Days Inventory to measure inventory performance. Days Inventory increased to 67 for the year ended December 31, 2019 from 65 for the year ended December 31, 2018. Days Inventory increased to 68 for the fourth quarter of 2019 from 66 in the fourth quarter of 2018. Inventories totalled $184.9 million as of December 31, 2019, a $5.7 million decrease from $190.7 million as of December 31, 2018. The decrease was primarily due to additional planned down-time in certain plants versus prior year to manage inventory levels. The calculations are shown in the following table:

	Three months ended		Year ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Cost of sales (1)	$231.2	$231.0	$911.6	$834.1
Days in period	92	92	365	365
Cost of sales per day (1)	$2.5	$2.5	$2.5	$2.3
Average inventory (1)	$171.0	$166.0	$167.3	$149.4
Days inventory	68	66	67	65
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory
For purposes of this calculation inventory excludes items considered parts and supplies.

(1)	In millions of USD
The Company uses Days Sales Outstanding (“DSO”) to measure trade receivables. DSO decreased to 42 for the year ended December 31, 2019 from 45 for the year ended December 31, 2018. DSO increased to 42 in the fourth quarter of 2019 from 41 in the fourth quarter of 2018. Trade receivables totalled $133.2 million as of December 31, 2019, a $3.9 million increase from $129.3 million as of December 31, 2018. The increase was primarily due the timing and amount of revenue invoiced in the fourth quarter of 2019 as compared to the fourth quarter of 2018.

The calculations are shown in the following table:

	Three months ended		Year ended
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
Revenue (1)	$291.5	$287.7	$1,158.5	$1,053.0
Days in period	92	92	365	365
Revenue per day (1)	$3.2	$3.1	$3.2	$2.9
Trade receivables (1)	$133.2	$129.3	$133.2	$129.3
DSO	42	41	42	45
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO

(1)	In millions of USD
Accounts payable and accrued liabilities totalled $145.1 million as of December 31, 2019, a decrease of 9.8 million from $154.8 million as of December 31, 2018. The decrease was primarily due to the timing of payments for inventory and SG&A as well as taxes payable and the impact of the Cantech manufacturing facility closures.
Liquidity and Borrowings
Senior Unsecured Notes
On October 15, 2018, the Company completed the private placement of $250 million aggregate principal amount of senior unsecured notes due October 15, 2026 ("Senior Unsecured Notes") with certain guarantors and Regions Bank, as Trustee. The Company incurred debt issue costs of $5.1 million which were capitalized and are being amortized using the straight-line method over the eight -year term. The Company used the net proceeds to partially repay borrowings under the 2018 Credit Facility (defined below) and to pay related fees and expenses, as well as for general corporate purposes. The Senior Unsecured Notes bear interest at a rate of 7.00% per annum, payable semi-annually, in cash, in arrears on April 15 and October 15 of each year, beginning on April 15, 2019.
As of December 31, 2019, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($245.7 million, net of $4.3 million in unamortized debt issue costs).
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
The 2018 Credit Facility consists of a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) and a $200.0 million term loan (“2018 Term Loan”). The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. Any repayments of borrowings under the 2018 Term Loan are not available to be borrowed again in the future.
The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR"), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (150 basis points as of December 31, 2019 and 250 basis points as of December 31, 2018) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.

The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio and a consolidated interest coverage ratio. In July 2019, the Company and its syndicated lending group amended the 2018 Revolving Credit Facility to, among other things, revise the two financial covenant thresholds to account for the associated impacts of new lease accounting guidance implemented on January 1, 2019 requiring operating leases to be accounted for as borrowings (with corresponding interest payments). The amendment provides that the consolidated secured net leverage ratio must not be more than 3.70 to 1.00 (previously 3.50 to 1.00), with an allowable temporary increase to 4.20 to 1.00 (previously 4.00 to 1.00) for the quarters in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters. The amendment also provides that the consolidated interest coverage ratio must not be less than 2.75 to 1.00 (previously 3.00 to 1.00). The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.34 and 5.67, respectively, as of December 31, 2019. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the year ended December 31, 2019.
As of December 31, 2019, the 2018 Term Loan's outstanding principal balance amounted to $185.0 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $2.3 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $187.3 million ($185.4 million, net of $1.9 million in unamortized debt issue costs). Standby letters of credit totalled $3.4 million resulting in total utilization under the 2018 Credit Facility of $190.7 million. Accordingly, the unused availability under the 2018 Credit Facility as of December 31, 2019 amounted to $394.3 million. The Company's capacity to borrow available funds under the 2018 Credit Facility may be limited because of the secured net leverage ratio covenant and other restrictions as defined in the Company's credit agreement.
2018 Capstone Credit Facility
On February 6, 2018, Capstone, one of the Company's subsidiaries, entered into an Indian Rupee ("INR") 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") for financing capital expenditures and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") and bears interest based on the prevailing Indian Marginal Cost-Lending Rate. Certain term loans borrowed under the Capstone Term Loan Facility mature in September 2020 and are repaid in equal quarterly installments. Any repayments of borrowings under the Capstone Term Loan Facility are not available to be borrowed again in the future. The remainder of the 2018 Capstone Credit Facility matures in June 2023. Funding under the Capstone Term Loan Facility is committed, while the Capstone Working Capital Facility is uncommitted. Borrowings under the 2018 Capstone Credit Facility are guaranteed by the Parent Company, and are otherwise unsecured.
As of December 31, 2019, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.7 million), and the total gross outstanding balance was INR 744.1 million ($10.4 million). Including INR 17.4 million ($0.3 million) in letters of credit, total utilization under the 2018 Capstone Credit Facility amounted to INR 761.5 million ($10.7 million). As of December 31, 2019, the 2018 Capstone Credit Facility's unused availability was INR 199.6 million ($2.8 million), comprised of uncommitted funding.
2018 Powerband Credit Facility
On July 4, 2018, Powerband, one of the Company's subsidiaries, entered into an INR 1,300.0 million ($19.0 million) credit facility (“2018 Powerband Credit Facility”) subsequently replacing Powerband's previous outstanding debt. In December 2018, Powerband amended the 2018 Powerband Credit Facility to reallocate and increase its credit limit by INR 100 million ($1.4 million), bringing the total 2018 Powerband Credit Facility limit to INR 1,400.0 million ($19.3 million).
The 2018 Powerband Credit Facility is guaranteed by the Parent Company, and local assets (carrying amount of $36.1 million as of December 31, 2019) are required to be pledged. Powerband is prohibited from granting liens on its assets without the consent of the lender under the 2018 Powerband Credit Facility. Funding under the 2018 Powerband Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. Additionally, under the terms of the 2018 Powerband Credit Facility, Powerband's debt to net worth ratio (as defined by the credit agreement) must be maintained below 3.00. Powerband was in compliance with the debt to net worth ratio (0.60 as of December 31, 2019) as of and for the year ended December 31, 2019.
As of December 31, 2019, the 2018 Powerband Credit Facility credit limit was INR 1,400.0 million ($19.6 million) and the total gross outstanding balance was INR 1,237.4 million ($17.4 million). Net of INR 3.2 million ($0.1 million) unamortized debt issue costs, the 2018 Powerband Credit Facility outstanding balance was INR 1,234.2 million ($17.3 million). Including INR 1.8 million (less than $0.1 million) in letters of credit, total utilization under the 2018 Powerband Credit Facility amounted to INR 1,239.2 million ($17.4 million). Any repayments of term loan borrowings the 2018 Powerband Credit Facility are not available to be borrowed again in the future. Unused availability under the 2018 Powerband Credit Facility as of December 31, 2019 amounted to INR 136.5 million ($1.9 million), comprised of uncommitted funding.
Liquidity
The Company relies upon cash flows from operations and borrowings to meet working capital requirements, as well as to fund capital expenditures, mergers & acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes.
The Company's liquidity risk management process serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future.
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
As of December 31, 2019, the Company had $7.0 million of cash and $399.0 million of loan availability (comprised of committed funding of $394.3 million and uncommitted funding of $4.7 million), yielding total cash and loan availability of $406.0 million compared to total cash and loan availability of $393.9 million as of December 31, 2018.
Cash Flows
The Company’s net working capital on the balance sheets increased during 2018 due to the effects of business acquisitions. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2018 working capital items appropriately exclude these effects.
Cash flows from operating activities increased in the year ended December 31, 2019 by $44.2 million to $135.0 million from $90.8 million in the year ended December 31, 2018 primarily due to (i) an increase in gross profit, (ii) year over year decrease in cash used for working capital items and (iii) the non-recurrence of a discretionary pension contribution in the third quarter of 2018, partially offset by an increase in income taxes paid as a result of the non-recurrence of a US tax refund received in 2018. The combination of accounts receivable, inventories, other current assets and accounts payable decreased working capital by $11.0 million in 2019, compared to a decrease of $27.4 million in 2018. Additional discussion on working capital changes is provided in the section entitled "Working Capital” above.
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
Cash flows from operating activities increased in the fourth quarter of 2019 by $3.1 million to $73.3 million from $70.2 million in the fourth quarter of 2018 primarily due to a decrease in inventories in the fourth quarter of 2019 compared to an increase in the same period in 2018 due to an inventory reduction initiative in 2019, a larger decrease in accounts receivable and an increase in gross profit. These increases were largely offset by less of an increase in accounts payable and accrued liabilities resulting from the timing of payments near the end of the fourth quarter of 2019 compared to the same period in 2018 and an increase in income taxes paid.
Cash flows used for investing activities decreased in the year ended December 31, 2019 by $194.4 million to $48.9 million from $243.3 million in the year ended December 31, 2018, primarily due to the non-recurrence of the Polyair Acquisition in August 2018 and the Maiweave Acquisition in December 2018, as well as a decrease in capital expenditures due to the completion of the larger-scale greenfield projects discussed in the section entitled "Capital Resources".
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

Cash flows used for investing activities decreased by $30.2 million to $9.8 million in the fourth quarter of 2019 from $40.1 million in the fourth quarter of 2018 primarily due to the non-recurrence of the Maiweave Acquisition in December 2018 and a decrease in capital expenditures.
Cash flows from financing activities decreased in the year ended December 31, 2019 by $263.0 million to an outflow of $98.9 million from an inflow of $164.2 million in the year ended December 31, 2018 primarily due to greater net borrowing in 2018 to fund strategic and growth acquisitions and other working capital requirements, as well as an increase in interest paid which was largely the result of the semi-annual recurring interest payment on the Senior Unsecured Notes in April and October of 2019. These decreases were partially offset by the non-recurrence of the settlement of the Company's call options to acquire the outstanding 26% interest in Powerband in 2018 and the non-recurrence debt issuance costs primarily associated with the Senior Unsecured Notes and the 2018 Credit Facility entered into during 2018. Additional discussion on borrowings is provided in the section entitled "Liquidity and Borrowings".
Cash flows from financing activities increased in the year ended December 31, 2018 by $116.4 million to an inflow of $164.2 million from an inflow of $47.7 million in the year ended December 31, 2017, primarily due to an increase in net borrowings, partially offset by the settlement of the Company's call options to acquire the outstanding 26% interest in Powerband in 2018 and an increase in debt issuance costs primarily associated with the Senior Unsecured Notes and the 2018 Credit Facility. The increase in borrowings was primarily to fund strategic and growth acquisitions and other working capital requirements.
Cash flows from financing activities decreased by $47.1 million to an outflow of $70.9 million in the fourth quarter of 2019 from an outflow of $23.9 million in the fourth quarter of 2018 primarily due to greater net borrowing in the fourth quarter of 2018 to fund the Maiweave Acquisition, strategic capital projects and other working capital needs, as well as an increase in interest paid. These increases were partially offset by the non-recurrence of the settlement of the Company's call options to acquire the outstanding 26% interest in Powerband in 2018 and non-recurrence of the debt issuance costs associated with the Senior Unsecured Notes and the 2018 Credit Facility. Additional discussion on borrowings is provided in the section entitled "Liquidity and Borrowings".
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
Free cash flows increased in the year ended December 31, 2019 by $71.8 million to $86.8 million from $15.0 million in the year ended December 31, 2018 primarily due to an increase in cash flows from operating activities and a decrease in capital expenditures.
Free cash flows increased in the year ended December 31, 2018 by $8.2 million to $15.0 million from $6.8 million in the year ended December 31, 2017 primarily due to a decrease in capital expenditures.
Free cash flows increased in the fourth quarter of 2019 by $11.7 million to $63.7 million from $52.0 million in the fourth quarter of 2018, primarily due to a decrease in capital expenditures and an increase in cash flows from operating activities.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018	2017
	$	$	$	$	$
Cash flows from operating activities	73.3	70.2	135.0	90.8	92.1
Less purchases of property, plant and equipment	(9.6)	(18.2)	(48.2)	(75.8)	(85.3)
Free cash flows	63.7	52.0	86.8	15.0	6.8
Capital Resources
Capital expenditures totalled $9.6 million and $48.2 million in the three months and year ended December 31, 2019, respectively, as funded by the Company's borrowings and cash flows from operating activities. Capital expenditures for the year ended December 31, 2019 were primarily for property, plant and equipment to support the end stages of the greenfield manufacturing facilities in India and various other smaller-scale strategic and growth initiatives, including projects to support the integration of acquired operations. As expected, with the completion of the larger-scale greenfield projects, capital expenditures are returning to what the Company considers to be a more normal annual range covering maintenance needs and initiatives supporting the efficiency and effectiveness of operations. The Company plans for on-going annual capital investments (including maintenance needs) that are expected to range between $40 and $60 million excluding any larger-scale strategic projects. All of the Company's strategic and growth initiatives are expected to yield an after-tax internal rate of return greater than 15%.
Indian Greenfield Manufacturing Facilities

The Company successfully completed the Capstone woven products greenfield manufacturing facility in Karoli, India which after a brief ramp up period is now operating at full capacity. As expected, given the extended supply chain in transiting product to our North American manufacturing facilities for use in production and order fulfillment, the Company began to realize the associated contribution to results in the third quarter of 2019. The benefits realized in the second half of 2019 were consistent with the Company's expectations and management remains confident it will achieve its hurdle rate of an after-tax internal rate of return of 15%. Total project expenditures since inception totalled approximately $28.7 million at December 31, 2019.

The Company completed the commissioning of production processes associated with the greenfield carton sealing tape manufacturing facility in Dahej, India. Total project expenditures since inception totalled approximately $21.4 million as of December 31, 2019. Subsequent production ramp up to optimal operating efficiency and order book generation is expected to be slower than initially anticipated and as a result, sales from this manufacturing facility did not make a significant contribution to results in 2019 and is not expected to in 2020. Most of the production volume of hot melt carton sealing tape expected to be produced in Dahej for the North American market is currently being produced more profitably in the Danville, Virginia manufacturing facility. The Company does not expect to achieve an after-tax internal rate of return greater than 15% on this investment based on the original plan for the facility but continues to assess plans to optimize this asset.
Capital expenditures for selected strategic and growth initiatives completed in 2019 are summarized in the table below (in millions of USD):

	Year Ended December 31, 2019	Total Project Expenditures Since Inception
	$	$
Capstone Greenfield Project (1) (2)	3.4	28.7
Powerband Investment Project (1)	5.7	21.4

(1)	Subject to foreign exchange impact.

(2)	Excluding any government subsidies.

Capital expenditures to support maintenance needs are approximately $20 million annually. This amount has increased from previous years mainly due to the business acquisitions made in 2018 and 2017. The Company regards maintenance needs as those expenditures required to keep its equipment and premises in acceptable working order.
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $9.0 million as of December 31, 2019, primarily to support smaller-scale strategic and growth initiatives. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.
Contractual Obligations
The Company’s principal contractual obligations and commercial commitments as of December 31, 2019 are summarized in the following table (in millions of USD):

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt obligations (2)	615.7	46.1	84.5	203.3	281.8
Standby letters of credit (2)	3.4	3.4	—	—	—
Capitalized lease obligations (3)	57.3	8.7	18.3	12.4	17.9
Pensions, post-retirement and other long-term employee benefit plans (4)	6.0	6.0	—	—	—
Operating lease and service contract obligations	1.4	0.5	0.6	0.3	—
Equipment purchase commitments	9.0	9.0	—	—	—
Utilities contract obligations (5)	19.2	6.1	9.4	3.7	—
Raw material purchase commitments (6)	21.7	21.2	0.5	—	—
Other obligations (7)	7.4	2.4	2.3	1.4	1.3
Total	741.1	103.3	115.7	221.1	301.0

(1)
"Less than 1 year" represents those payments due in 2020, "1-3 years" represents those payments due in 2021 and 2022, "3-5 years" represents those payments due in 2023 and 2024, while "After 5 years" includes those payments due in later years.

(2)
Refer to the previous section entitled "Liquidity and Borrowings" and Note 14 in the Company’s Financial Statements for a complete discussion of borrowings. The figures in the table above include interest expense payments of $145.4 million representing the contractual undiscounted cash flows categorized by their earliest contractual maturity date. During 2019, $2.4 million was reclassified from borrowings to deferred income in other liabilities pertaining to forgivable government loans. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of liquidity risk.

(3)
The figures in the table above include interest expense included in minimum lease payments of $12.6 million and exclude variable lease payments. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of liquidity risk.

(4)
Pension, post-retirement and other long-term employee benefit plans includes contributions associated with defined benefit and defined contribution plans. Defined benefit plan contributions represent the minimum required amount the Company expects to contribute in 2020, including benefit payments associated with the health & welfare and other post-retirement plans. Defined benefit plan contributions beyond 2020 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.

Defined contribution plan contributions represent the obligation recorded as of December 31, 2019 to be paid in 2020. Certain defined contribution plan contributions beyond 2020 are not determinable since contribution to the plan is at the discretion of the Company.

Obligations under deferred compensation plans represent participant compensation deferrals and earnings and losses thereon. Amounts due to participants are payable based on participant elections. The amount and timing of a potential cash payment to settle these obligations is not determinable since the decision to settle is not within the Company’s control and, therefore, is not included in the table above. As of December 31, 2019, obligations under the deferred compensation plan totalled $4.0 million.
Refer to Note 20 in the Company’s Financial Statements for a complete discussion of pension, post-retirement and other long-term employee benefit plans.

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

(7)
Other obligations include provisions for (i) environmental obligations primarily related to the Columbia, South Carolina manufacturing facility, (ii) restoration obligations associated with leased facilities, (iii) termination benefits, (iv) litigation provisions, (v) total future cash outflows associated with leases committed but not commenced as of December 31, 2019, (vi) expected undiscounted future cash outflows due under interest rate swap agreements and (vii) other liabilities. Refer to Note 15, 16 and 17 in the Company’s Financial Statements for a complete discussion of lease liabilities, provisions and contingent liabilities, and other liabilities, respectively.

The amount and timing of a potential cash payment to settle a deferred share unit ("DSU") is not determinable since the decision to settle is not within the Company’s control after the award vests and, therefore, is not included in the table above. Share-based compensation awards that have not vested as of December 31, 2019 are also not included in the table above. Refer to the section below entitled "Capital Stock" for a discussion of share-based compensation plans.
The Company is not able to reasonably estimate the timing of payments associated with deferred tax liabilities and therefore, the preceding table excludes total deferred tax liabilities of $46.7 million. Refer to Note 5 in the Company’s Financial Statements for a complete discussion of income taxes.
The timing related to the settlement of the Company's non-controlling interest put option, which totalled $13.6 million as of December 31, 2019, is not determinable due to the nature of the shareholders’ agreement, which provides each of the non-controlling interest shareholders of Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition, with no expiration of these rights. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of non-controlling interest put options.
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

Capital Stock and Dividends
Common Shares
As of December 31, 2019, there were 59,009,685 common shares of the Company outstanding.
Dividends
On August 7, 2019, the Board of Directors amended the Company's quarterly policy to increase the annualized dividend by 5.4% from $0.56 to $0.59 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook. During the year ended December 31, 2019, cash dividends were paid as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 12, 2019	March 29, 2019	$0.14	March 22, 2019	58,665,310	$8.2
May 8, 2019	June 28, 2019	$0.14	June 14, 2019	58,877,185	$8.4
August 7, 2019	September 30, 2019	$0.1475	September 16, 2019	58,877,185	$8.7
November 8, 2019	December 30, 2019	$0.1475	December 16, 2019	58,939,685	$8.7
On March 12, 2020, the Board of Directors declared a dividend of $0.1475 per common share payable on March 31, 2020 to shareholders of record at the close of business on March 23, 2020.
Since the dividend policy was reinstated in August 2012, the Company has paid $204.5 million in cumulative dividends, of which $34.0 million was paid in 2019.
The dividends paid in 2019 and payable in 2020 by the Company are "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada).
Share Repurchases
On July 23, 2019, the Company renewed the normal course issuer bid ("NCIB") under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2020. As of December 31, 2019 and March 12, 2020, 4,000,000 shares remained available for repurchase under the NCIB.
The Company's two previous NCIBs, which each allowed repurchases for cancellation of up to 4,000,000 common shares, expired on July 22, 2019 and July 16, 2018, respectively. There were no share repurchases during the year ended December 31, 2019.
The table below summarizes the NCIB activity that occurred during both the three months and year ended December 31, 2018:

	2018
Common shares repurchased	217,100
Average price per common share including commissions	CDN$	16.02
Total purchase price including commissions (1)		$2.6

(1)	In millions of USD
Share-based Compensation
The Company's share-based compensation plans include: stock options, Stock Appreciation Rights ("SAR"), Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Deferred Share Units ("DSU").

On March 12, 2019, the Board of Directors adopted a new Executive Stock Option Plan and on June 6, 2019, shareholders approved the plan at the Company's Annual Meeting of Shareholders. The Company's prior Executive Stock Option Plan, which was adopted in 1992 and last ratified on June 4, 2015, elapsed on June 4, 2018.
On August 7, 2019, the Board of Directors amended the terms of the PSU awards granted in 2017 only to modify the performance adjustment factor specific to the total shareholder return ("TSR") ranking relative to a specified peer group of companies ("Peer Group") over the performance measurement period. The amendment was intended to align the performance adjustment factors with the market practice of interpolating as well as the recent practice of the Company. As amended, the TSR performance adjustment factor is determined as follows (interpolated on a straight-line basis):

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested (%)
Less than the 25th percentile	0
25th percentile	50
50th percentile	100
75th percentile or above	150
The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
Equity-settled
Stock options granted	—	—	392,986	242,918
Stock options exercised	132,500	50,000	359,375	67,500
Stock options forfeited/cancelled	—	—	(32,503)	—
Cash proceeds (in millions of USD)	$1.3	$0.5	$3.3	$0.6
Cash-settled
DSUs granted	9,003	26,031	72,434	69,234
DSUs settled	—	—	—	37,668
PSUs granted	—	—	291,905	284,571
PSUs (cancelled)/added by performance factor (1)	(30,161)	—	(401,319)	(2,125)
PSUs settled (1)	—	—	—	(335,465)
PSUs forfeited/cancelled	(9,669)	—	(23,739)	(16,053)
RSUs granted	—	—	120,197	113,047
RSUs forfeited/cancelled	(2,013)	—	(7,412)	(1,228)
SARs exercised	—	—	—	147,500
Cash settlements (in millions of USD)	—	—	—	$7.9
Share-based compensation (benefit) expense (in millions of USD)	$(1.5)	$0.4	$0.5	$1.9

(1)
The table below provides further information regarding the PSUs settled included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 21, 2016	March 21, 2019	371,158	0%	—
December 20, 2016	December 20, 2019	30,161	0%	—
As of December 31, 2019, $4.9 million was recorded in share-based compensation liabilities, current, and $4.2 million was recorded in share-based compensation liabilities, non-current.

The table below presents the share-based compensation (benefit) expense recorded in earnings in SG&A by award type (in millions of USD):

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018
	$	$	$	$
Equity-settled	0.2	0.1	0.7	0.5
Cash-settled	(1.7)	0.2	(0.2)	1.4
Total	$(1.5)	$0.4	$0.5	$1.9
Pension and Other Post-Retirement Benefit Plans
The Company’s pension and other post-retirement benefit plans had an unfunded net deficit of $15.1 million as of December 31, 2019 as compared to $14.9 million as of December 31, 2018. The slight increase was primarily due to a decrease in discount rates largely offset by favourable plan asset performance. The net present value of the liability increased mainly due to losses arising from changes in actuarial assumptions including a decrease in the weighted average discount rate at year-end from 4.05% and 3.95% for US and Canadian plans, respectively, as of December 31, 2018 to 2.98% and 3.15% for US and Canadian plans, respectively, as of December 31, 2019.
Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2020. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.
Financial Risk, Objectives and Policies
Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings.
To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements. The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. If the underlying interest rate swap agreement is a qualifying cash flow hedge, these payments are recorded as an adjustment of interest expense on the hedged debt instruments and the related amount payable to or receivable from counterparties is included as an adjustment to accrued interest. Cash payments related to non-qualifying cash flow hedges are recorded as a reduction of the fair value of the corresponding interest rate swap agreement recognized in the balance sheet, which indirectly impacts the change in fair value recorded in earnings. The fair value of the derivative liabilities totalled $1.3 million as of December 31, 2019.

The Company was party to the following interest rate swap agreements as of December 31, 2019 (in millions of USD):

	Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
Qualifying cash flow hedges:			$		%
	June 8, 2017	June 20, 2022	40.0	Monthly	1.7900
	August 20, 2018	August 18, 2023	60.0	Monthly	2.0450

The Company was party to the following interest rate swap agreements as of December 31, 2018 (in millions of USD except where otherwise noted):

	Effective Date	Maturity	Notional amount		Settlement	Fixed interest rate paid
Qualifying cash flow hedges:			$			%
	June 8, 2017	June 20, 2022	40.0		Monthly	1.7900
	July 21, 2017	July 18, 2022	CDN$36.0	(1)	Monthly	1.6825
	August 20, 2018	August 18, 2023	60.0		Monthly	2.0450
Non-qualifying cash flow hedge:
	March 18, 2015	November 18, 2019	40.0	(2)	Monthly	1.6100

(1)	On December 12, 2019, the interest rate swap was terminated by the Company ahead of its maturity date of July 18, 2022 and was settled in full.

(2)	On November 18, 2019, the interest rate swap agreement matured and was settled in full.
Additionally, on August 20, 2018, an interest rate swap agreement with a notional amount of $60.0 million and fixed interest rate of 1.1970% matured and was settled in full.
Exchange Risk
The Company’s Financial Statements are expressed in USD while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into USD can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
The Company's risk strategy with respect to its foreign currency exposure is that the Financial Risk Management Committee:

•	monitors the Company's exposures and cash flows, taking into account the large extent of naturally offsetting exposures,

•	considers the Company's ability to adjust its selling prices due to foreign currency movements and other market conditions, and

•	considers borrowing under available debt facilities in the most advantageous manner, after considering interest rates, foreign currency exposures, expected cash flows and other factors.
Hedge of net investment in foreign operations
A foreign currency exposure arises from Intertape Polymer Group Inc.'s (the “Parent Company”) net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary.
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
There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the outstanding amount of the Senior Unsecured Notes. Hedge ineffectiveness is recorded in finance costs (income) in other expense (income), net.

The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows for the years ended December 31 (in millions of USD):

	2019	2018
	$	$
Gains/(losses) from change in value of hedging instrument used for calculating hedge ineffectiveness	11.2	(10.9)
Gains/(losses) from hedging instrument recognized in OCI	10.3	(9.4)
Gains/(losses) from hedge ineffectiveness recognized in earnings in finance costs (income) in other expense (income), net	0.9	(1.5)
Foreign exchange gains recognized in CTA in the statement of changes in equity	0.0	0.0

The notional and carrying amounts of the Senior Unsecured Notes (in millions of USD) are as follows as of:

	December 31, 2019	December 31, 2018
	$	$
Notional amount	250.0	250.0
Carrying amount	245.7	245.3

The amounts related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, are as follows for the years ended December 31 (in millions of USD):

	2019	2018
	$	$
(Loss)/gain from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	(10.3)	9.4

The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, (in millions of USD) is as follows as of:

	December 31, 2019	December 31, 2018
	$	$
Debit (credit) balance included in foreign currency translation reserve in OCI	0.9	(9.4)
Litigation
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2019.
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
Determination of the aggregation of operating segments
The Company uses judgment in the aggregation of operating segments for financial reporting and disclosure purposes. In doing so, management has determined that there are two operating segments consisting of a tape, film, protective packaging and machinery segment and an engineered coated product segment. The Company has aggregated these two operating segments into one reporting segment due to similar characteristics including the nature of goods and services provided to its customers, methods used in the sale and distribution of those goods and services, types of customers comprising its customer base, and the regulatory environment in which the Company operates.
Estimation Uncertainty
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to depreciation and amortization if there are indicators of impairment. Goodwill allocated to cash-generating units ("CGU") and intangible assets with indefinite useful lives are tested annually, regardless of the existence of impairment indicators. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use is based on discounted estimated future cash flows, which are derived from management's financial forecast models for the estimated remaining useful lives of the assets or CGUs and do not include restructuring activities to which the Company is not yet committed nor any anticipated significant future investments expected to enhance the performance of the asset or CGU being tested. The calculated value in use varies depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.
Refer to Note 13 of the Company’s Financial Statements for more information regarding impairment testing.
Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. These assumptions are developed by management with the assistance of independent actuaries and are based on current actuarial benchmarks and management’s historical experience. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 20 of the Company’s Financial Statements for more information regarding the assumptions related to the pension and other post-retirement benefit plans.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions, and may have transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. As of December 31, 2019 and 2018, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.

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
Right-of-use assets and lease liabilities
Extension and early termination options are included in a number of leases across the Company. These are used to maximize operational flexibility in terms of managing assets used in the Company's operations. In determining the lease term and lease payments to be included in the measurement of the corresponding right-of-use asset and lease liability, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise an early termination option. Extension options (or periods after early termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not early terminated). The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. Refer to Note 15 of the Company’s Financial Statements for more information regarding right-of-use assets and lease liabilities.
Net realizable value of inventories and parts and supplies
Inventories are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories, management takes into account the most reliable evidence available at the time the estimate is made.
Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 of the Company’s Financial Statements for information regarding inventories and write-downs of inventories.
Allowance for doubtful accounts and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 24 of the Company’s Financial Statements for more information regarding the allowance for doubtful accounts and the related credit risks.
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
The Company's provisions include environmental and restoration obligations, termination benefits and other and litigation provisions. Refer to Note 16 of the Company’s Financial Statements for more information regarding provisions.
Share-based compensation
The estimation of share-based compensation fair value and expense requires the selection of an appropriate pricing model.
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
The model used by the Company for PSU awards subject to a market performance condition is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares as well as those of a peer group and the risk-free interest rate commensurate with the term of the awards. For PSU awards subject to a non-market performance condition, management estimates the expected achievement of performance criteria using long-range forecasting models.
Refer to Note 18 of the Company’s Financial Statements for more information regarding share-based compensation expense.
Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 19 of the Company’s Financial Statements for more information regarding business acquisitions.

New Standards adopted as of January 1, 2019
IFRS 16 - Leases ("IFRS 16"), which replaced International Accounting Standards ("IAS") 17 - Leases ("IAS 17") along with three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’ ("IFRIC 4"), SIC 15 ‘Operating Leases-Incentives’ and SIC 27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’), introduced a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 became effective for annual reporting periods beginning on or after January 1, 2019. The new standard has been applied using the modified retrospective approach and as a result, prior periods have not been restated. The Company has made use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease and the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered or modified before January 1, 2019 ("the date of initial application"). For those leases previously classified as finance leases, the right-of-use asset and lease liability are measured at the date of initial application at the same amounts as under IAS 17 immediately before the date of initial application. The Company has applied recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items. Furthermore, the Company has used certain relevant practical expedients available under the modified retrospective approach. Specifically, these include (i) applying a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) relying on the assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review, (iii) excluding leases for which the lease term ends within twelve months of the date of initial application, (iv) excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application, and (v) using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease. The Company has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of initial application.

The adoption of this new guidance resulted in changes to the balance sheet as of January 1, 2019, including (i) recognition of $31.1 million in right-of-use assets included in property, plant and equipment, (ii) the recognition of $31.5 million in lease liabilities included in borrowings and lease liabilities, current and non-current, (iii) decrease of $0.1 million in accounts payable and accrued liabilities and (iv) decrease of $0.3 million in other liabilities. In addition, adjusted EBITDA for the year ended December 31, 2019 included the favourable impact of operating lease payments totalling $7.1 million that were capitalized in accordance with the new guidance.

Other pronouncements and amendments
In the current year, the Company has applied a number of other amendments to IFRS and Interpretations issued by the IASB that are effective for annual periods beginning on or after January 1, 2019. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.
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
On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework is effective on January 1, 2020. The revised Conceptual Framework does not constitute a substantial revision from the previously effective guidance but does provide additional guidance on topics not previously covered such as presentation and disclosure, revised definitions of an asset and a liability, as well as new guidance on measurement and derecognition. The adoption of the revised Conceptual Framework is not expected to have a material impact on the consolidated financial statements.
On September 26, 2019, the IASB published Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of interest rate benchmark reform. The amendments are effective on January 1, 2020. Management has completed its analysis of the guidance and does not expect it to materially impact the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.
Internal Control Over Financial Reporting
In accordance with the Canadian Securities Administrators National Instrument 52-109, "Certification of Disclosure in Issuers’ Annual and Interim Filings" ("NI 52-109"), the Company has filed interim certificates signed by the Chief Executive Officer ("CEO") and the Chief Financial Officer ("CFO") that, among other things, report on the design of disclosure controls and procedures and design of internal control over financial reporting. With regards to the annual certification requirements of NI 52-109, the Company relies on the statutory exemption contained in section 8.1 of NI 52-109, which allows it to file with the Canadian securities regulatory authorities the certificates required under the Sarbanes-Oxley Act of 2002 at the same time such certificates are required to be filed in the United States of America.
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation and that such information is accumulated and communicated to the Company's management including the CEO and CFO as appropriate to allow timely decision regarding required disclosure. The Company has also established internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its consolidated financial statements.
Management, under the supervision of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as well as the effectiveness of the Company's internal control over financial reporting. The CEO and CFO have concluded that the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2019 were effective.
There have been no changes to the Company’s internal control over financial reporting during the Company’s most recent interim period that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
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
Directors
The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the year during which each Director was first elected. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on May 13, 2020, at which time the current term of each Director will expire.

Name and City of Residence	Position and Occupation	First Year as Director
Robert M. Beil Phoenix, Arizona	Director Sales, Marketing, Business and Executive Management, The Dow Chemical Company, 1975 to 2006	2007
Frank Di Tomaso, FCPA, FCA, ICD.D Montreal, Quebec, Canada
Director

Director, Birks Group Inc. (1) (designer, manufacturer and retailer of jewelry, timepieces, silverware and gifts), 2014 to present

Director, National Bank Trust (asset management and trust services firm), 2012 to 2019

Director, National Bank Life Assurance Company, 2012 to 2019

Director, Yorbeau Resources Inc. (gold exploration company), 2011 to 2016

Director, ADF Group Inc. (1) (complex structural steel and heavy built-up steel components for the non-residential construction industry), 2015 to present

Director, Laurentian Pilotage Authority (regulates operations of pilotage services on the St. Lawrence River), 2011 to present

		2014
Robert J. Foster Toronto, Ontario, Canada	Director President and CEO, Capital Canada Limited (investment banking firm), 1977 to present	2010
Dahra Granovsky Toronto, Ontario, Canada	Director CEO, Beresford Accurate Folding Cartons (folding carton packaging company), 2016 to present Managing Director, Chem-Ecol (lubricant company), 2015 to present Director and Chairperson of the Corporate Governance Committee, Hammond Power Solutions (dry-type electrical transformer business) (1), 2011 to present Director, Atlantic Packaging Products Ltd. (corrugated packaging company), 2000 to present Director, Velan Inc. (industrial valve manufacturing company), 2019 to present	2019

Name and City of Residence	Position and Occupation	First Year as Director
James Pantelidis Toronto, Ontario, Canada
Chairman of the Board of Directors

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
Mary Pat Salomone Naples, Florida
Director

Director, Chairperson of the Compensation Committee, and member of the Nominating and Governance Committee, Herc Holdings Inc. (1) (rental company), 2016 to present

Director, Chairperson of the Health, Safety, Sustainability and Environment Committee, and member of the Governance Committee, TC Energy Corporation (formerly TransCanada Corporation) (1) (energy infrastructure company), 2013 to present

Director, TransCanada Pipelines Limited (1) (energy infrastructure company), 2013 to present

Senior Vice President and Chief Operating Officer, Babcock & Wilcox Company (power generation systems and specialty manufacturer of nuclear components company), 2010 to 2013
		2015
Gregory A.C. Yull Sarasota, Florida	Director CEO and President of the Company, 2010 to present President Tapes and Films Division of the Company, 2005 to 2010 Executive Vice President, Industrial Business Unit for Tapes and Films, 2004 to 2005	2010
Melbourne F. Yull Sarasota, Florida	Director Executive Director from June 28, 2007 to June 8, 2010 Retired, 2006 to 2007 Prior thereto he was Chairman of the Board and CEO of the Company, 1981 to 2006 Father of Gregory A.C. Yull	1989-2006 2007

(1)	A publicly traded company.

Senior Management
The following table sets forth the name, residence and position and principal occupations for the last five (5) years of each member of senior management of the Company as of the date hereof, as well as the year during which each was first elected.

Name and City of Residence	Position and Occupation	First Elected To Office
Gregory A.C. Yull Sarasota, Florida	CEO & President	2010
Jeffrey Crystal, CPA, CA Sarasota, Florida	CFO	2014
Douglas Nalette Bradenton, Florida	Senior Vice President, Operations	2006
Shawn Nelson Bradenton, Florida	Senior Vice President, Sales	2010
Joseph Tocci Bradenton, Florida	Senior Vice President, Global Sourcing and Supply Chain	2013

B.	COMPENSATION

Director Compensation

Directors receive annual fees for their service which are paid semi-annually. Directors are eligible to receive deferred share units ("DSUs"), the purpose of which is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value.

The following table sets forth the compensation paid, and benefits in kind granted, to directors for the last fiscal year for serving as directors of the Company, with the exception of Gregory A. C. Yull, who does not receive any compensation for serving as director being that he is an executive of the Company.

	Annual Board and Committee Fees Earned $	Allocation of Annual Fees(1)				Share-Based Awards
Name		DSUs(2) $	Cash $	Other $		DSUs(3) $
Robert M. Beil	75,000	—	75,000	—		95,000
Frank Di Tomaso	80,000	—	80,000	—		95,000
Dahra Granovsky	39,800	—	39,800	—		95,000
Robert J. Foster	77,500	35,000	42,500	—		95,000
James Pantelidis	134,000	—	134,000	—		95,000
Jorge N. Quintas	64,500	64,500	—	—		95,000
Mary Pat Salomone	72,500	—	72,500	—		95,000
Melbourne F. Yull	66,500	—	66,500	260,935	(4)	95,000

(1)	Under the DSU Plan, directors are able to elect to receive 0%, 50% or 100% of their annual retainer in the form of DSUs.

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

(4)Mr. Yull receives a pension from the Company (see “Pension and Other Post-Retirement Benefit Plans” below).

Senior Management Compensation

Our Key Senior Management Compensation Decisions for 2019

The Company’s compensation policies and programs are reviewed annually by the Human Resources and Compensation Committee ("HRCC") of the Board of Directors to ensure that they are competitive, linked to performance and aligned with shareholders’ interests and strategy. In 2019, the Company awarded long-term incentives in the form of 50% performance share units ("PSUs"), 25% stock options and 25% restricted share units ("RSUs"), at market competitive levels for its senior management.

The Company’s 2019 Performance

The Company's achievements in 2019 include:

•
Adjusted EBITDA grew 22% from $140.9 million in 2018 to $172.2 million in 2019, and cash flows from operating activities grew 49% from $90.8 million in 2018 to $135.0 million in 2019. In addition, free cash flows grew by close to five times from $15.0 million in 2018 to $86.8 million in 2019.

•	Three greenfield investments were commissioned - a second water-activated tape line in Midland, North Carolina and the carton sealing tapes and woven facilities, both in India.

•	Capital expenditures, both for growth and maintenance, of $48 million were squarely in line with our projected range of $45 to $55 million.

•
Acquisition synergies are being delivered. The Maiweave acquisition achieved targeted synergies, ahead of schedule, and the integration of Polyair is ongoing through 2021, including new product opportunities.

•The new Indian woven facility is at full capacity, ahead of plan.
•The dividend was increased by 5.4% on an annualized basis to $0.59 per common share.
•Strong cash flow allowed us to pay down debt and our total leverage ratio dropped below 3.0 times.

Base Salary

Salaries are reviewed annually and adjusted to reflect increases in responsibilities and market trends. Consideration is also given to experience, scope of the role, sustained performance, and internal equity. In 2019, aggregate NEO salaries increased by 2.3% over 2018 levels to reflect cost of living and market trends.

Annual Incentive Awards

The Company has an annual incentive plan that is focused on critical financial performance measures: Compensation Adjusted EBITDA and Compensation Cash Flows (defined in the section entitled "Annual Incentive Plan Awards – Bonuses"). These measures are strong indicators of the company’s annual performance and are linked to our long-term shareholder value creation. Early in 2019, the HRCC approved targets for the short-term incentive program on a basis that required significant improvement year over year. The 2019 target for Compensation Adjusted EBITDA required 23% growth from 2018 results and the 2019 target for Compensation Cash Flows required 33% growth from 2018 results. The Company performance component of the short-term incentive resulted in a payout as a percentage of target bonus of 133.6% based on Compensation Adjusted EBITDA at 102.6% of target and Compensation Cash Flows at 101.3% of target.

Long-Term Incentive Awards

The Company has a balanced long-term incentive plan that includes stock options, PSUs and RSUs. We believe that these long-term incentive vehicles each have important individual attributes and together provide strong alignment with shareholder value creation and promote retention.

•	Stock Options - provide a strong incentive linked directly to share price improvement & only deliver value when share price increases above the exercise price.

•
PSUs - reward the achievement of financial returns, through a return on invested capital measure, as well as strong performance relative to peer companies, through a relative total shareholder return measure.

•	RSUs - provide alignment with shareholders through participation in share price movement and add retention value to the long-term incentive plan.

The following table sets forth the compensation paid, and benefits in kind granted, to senior management for the last fiscal year for services in all capacities to the Company, including contingent and deferred compensation (also see "US Deferred Compensation" below for additional details).

	Annual Compensation				Share-based Awards		Option-based Awards (4) $
Name	Salary (1) $	Bonus $	Other $		Performance Share Units (2) $	Restricted Share Units (3) $
Gregory A.C. Yull	828,335	1,115,204	37,135	(5)	961,472	462,557	425,112
Jeffrey Crystal	457,341	460,072	9,633	(6)	220,883	106,265	98,027
Douglas Nalette	389,551	261,856	—		116,939	56,252	51,898
Shawn Nelson	364,193	243,199	—		116,939	56,252	51,898
Joseph Tocci	347,031	232,933	—		116,939	56,252	51,898

(1)	Represents amounts included in each executive’s W-2, rather than the base salary amount.

(2)	Amounts represent the grant date fair value of PSUs granted (see "Performance and Restricted Share Unit Plan" below for further details including number of awards issued).

(3)	Amounts represent the grant date fair value of RSUs granted (see "Performance and Restricted Share Unit Plan" below for further details including number of awards issued).

(4)	Amounts represent the grant date fair value of stock options granted.

(5)	Represents amounts paid related to an auto allowance and club membership pursuant to the terms of Mr. Yull’s employment agreement.

(6)	Represents amounts paid related to a club membership, pursuant to the terms of Mr. Crystal's employment agreement.

US Deferred Compensation

In the US, the Company provides a deferred compensation plan to certain employees, including the members of senior management. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. The following table sets out the eligible compensation deferred in 2019 and the accumulated value as of December 31, 2019 for each member of senior management.

Name	Compensation Deferred in 2019 $	Accumulated Value at Year End $
Gregory A.C. Yull	151,427	795,190
Jeffrey Crystal	59,468	474,391
Douglas Nalette	—	—
Shawn Nelson	—	—
Joseph Tocci	75,000	377,782
Annual Incentive Plan Awards - Bonuses
Each of the members of senior management received a performance bonus for 2019. Bonuses were paid based on the level of achievement of pre-defined financial objectives of the Company. The Company attributes to each executive, depending on his or her management level, a bonus target level set as a percentage of his or her salary, representing the amount that will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and 200% of the target bonus, based on the level of achievement of the predetermined objectives set out at the beginning of the fiscal year. The objectives and weight attached thereto are re-evaluated on an annual basis by the HRCC and communicated to the relevant individuals. The HRCC has discretion to adjust bonus payments upwards or downwards to ensure that payouts are aligned with the Company's performance and reflect the level of risk undertaken to achieve results.

For the fiscal year ended December 31, 2019, the incentive design was as follows:
For the fiscal year ended December 31, 2019, bonuses were based on the Company achieving target levels of:
(i)     Compensation Adjusted EBITDA, which the HRCC defines as Adjusted EBITDA excluding performance bonus expense. The Company defines Adjusted EBITDA as net earnings (loss) before: (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; (iv) depreciation of property, plant and equipment; (v) manufacturing facility closures, restructuring and other related charges (recoveries); (vi) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (vii) share-based compensation expense (benefit); (viii) impairment of goodwill; (ix) impairment (reversal of impairment) of long-lived assets and other assets; (x) write-down on assets classified as held-for-sale; (xi) (gain) loss on disposal of property, plant, and equipment; and (xii) other discrete items as disclosed; and
(ii)    Compensation Cash Flows, which the HRCC defines as cash flows from operating activities excluding M&A Costs paid in the current year excluding certain costs associated with planned acquisition integration activities and the income tax effect of these items.
At the HRCC’s recommendation, the Board of Directors elected to use Compensation Adjusted EBITDA and Compensation Cash Flows in determining bonuses for 2019 because certain expenses and charges expected (at the time of the Board’s election) to be incurred by the Company during the year (e.g., M&A Costs and manufacturing facility closures, restructuring and other related charges) were viewed to be in the long term interest of the Company and that such amounts should not impact the ability of senior management to achieve the performance bonus targets.
The target amount for Compensation Adjusted EBITDA for 2019 was set at $173.9 million (the “Compensation Adjusted EBITDA Target”) and the target amount for Compensation Cash Flows for 2019 was set at $140.2 million (the “Compensation Cash Flows Target”). The Compensation Adjusted EBITDA for 2019 used for the purposes of determining bonuses was $178.5 million which was 102.6% of the Compensation Adjusted EBITDA Target. The Compensation Cash Flows for 2019 was $142.0 million which was 101.3% of the Compensation Cash Flows Target.
The following table presents the target incentive plan award as a percentage of salary.

	Gregory A.C. Yull	Jeffrey Crystal	Douglas Nalette	Shawn Nelson	Joseph Tocci
Incentive plan award as a percentage of salary:
Minimum	0%	0%	0%	0%	0%
Threshold	50%	38%	25%	25%	25%
Target	100%	75%	50%	50%	50%
Maximum	200%	150%	100%	100%	100%

The following table presents the objectives for 2019 approved by the Board of Directors and the results achieved by the Company:

	Compensation Adjusted EBITDA	Compensation Cash Flows
Threshold ($)	161,500,000	132,200,000
Target ($)	173,900,000	140,200,000
Maximum ($)	186,200,000	148,200,000
Actual ($)	178,482,890	141,996,150
Evaluation of Performance to Target (%)	102.6%	101.3%
Company Performance Factor (%)	137.3%	122.5%

For performance achievement between threshold and target, the company performance factor represents the straight-line interpolation between 50% and 100% where 100% represents the target bonus. For performance achievement greater than target, the company performance factor represents the straight-line interpolation between 100% and 200% where 200% represents the maximum bonus.

Weighted Company Performance Factor	133.6%
The following table presents, for each target objective, the bonus amount earned by each member of senior management for 2019:

	Gregory A.C. Yull	Jeffrey Crystal	Douglas Nalette	Shawn Nelson	Joseph Tocci
	$	$	$	$	$
2019 Annual Eligible Base Salary	835,000	459,300	392,125	364,186	348,813
Target Amount	835,000	344,475	196,063	182,093	174,407
Weighted Company Performance Factor x Target Amount	1,115,204	460,072	261,856	243,199	232,933
Long-Term Incentive Plan Awards
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

The number of PSUs granted prior to December 31, 2017 which will be eligible to vest can range from 0% to 150% of the Target Shares ("Target Shares" reflects 100% of the PSUs granted) based on the Company's total shareholder return ("TSR") ranking relative to a custom peer group of companies ("Peer Group") over the measurement period as outlined in the following table. Further, first quartile means the top performing quartile and fourth quartile means the bottom performing quartile.

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
First Quartile TSR ranking	150%
Second Quartile TSR ranking	100%
Third Quartile TSR ranking	50%
Fourth Quartile TSR ranking	0%
On August 7, 2019, the Board of Directors amended the terms of the PSU awards granted in 2017 only to modify the performance adjustment factor specific to the TSR ranking relative to the Peer Group over the performance measurement period. The amendment was intended to align the performance adjustment factors with the market practice of interpolating as well as the recent practice of the Company. As amended, the TSR performance adjustment factor is determined as follows (interpolated on a straight-line basis):

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
Less than the 25th percentile	0%
25th percentile	50%
50th percentile	100%
75th percentile or above	150%

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
On February 17, 2017, the Board of Directors approved amendments to the PSU and RSU Plan to provide for only cash settlement of PSU awards. As a result of the amendment, prospectively and until award settlement, the Company will remeasure the fair value of the awards at each reporting date and present the cash-settled awards as a liability within the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current, for amounts expected to settle in more than twelve months. PSUs granted prior to December 31, 2017 are subject to a market performance condition as well as a time-based vesting condition. Accordingly, the fair value of PSUs granted prior to December 31, 2017 is based on the Monte Carlo valuation model at each reporting period end date. PSUs granted subsequent to December 31, 2017 are subject to a market (50 percent) and non-market performance condition (50 percent) as well as a time-based vesting condition. Accordingly, the fair value of PSUs granted subsequent to December 31, 2017 is based 50 percent on the Monte Carlo valuation model at each reporting date and 50 percent on the Company's VWAP of common shares on the TSX for the five consecutive trading days immediately preceding the reporting period end multiplied by the number of PSUs expected to vest based on estimated achievement of non-market performance criteria at the reporting period end. The cash payment at settlement is calculated based on the number of settled PSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
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
On November 8, 2019, the Board of Directors again amended the PRSU Plan to require a one-year minimum vesting period for PSU and RSU awards granted thereunder, subject to certain exceptions.
RSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant, unless vesting is accelerated based on retirement eligibility, death or disability. No RSUs were granted or outstanding as of December 31, 2017.

PSU Grants During the Most Recently Completed Fiscal Year
The following table sets out the details of all PSU grants to the members of senior management during the fiscal year ended December 31, 2019.

Name	PSU Awards granted	% of total PSU awards granted in fiscal year	Market value on date of grant (1)	Expiration date
Gregory A.C. Yull	67,330	23%	$14.28	12/31/2022
Jeffrey Crystal	15,468	5%	$14.28	12/31/2022
Douglas Nalette	8,189	3%	$14.28	12/31/2022
Shawn Nelson	8,189	3%	$14.28	12/31/2022
Joseph Tocci	8,189	3%	$14.28	12/31/2022

(1)
The base value (or grant date fair value) of a PSU is based 50% on the VWAP of the common shares of the Company on the TSX for the five trading days preceding the grant date (CDN$ 18.31, USD$ 13.74) and 50% on an estimated value derived using the Monte Carlo simulation model implemented in a risk-neutral framework considering the following assumptions:

PSU Grant Date	March 21, 2019
Grant recipient	All
Performance period starting price	CDN$16.36
Valuation date stock price	CDN$18.06
Estimated dividend yield	0%
US risk-free interest rate	2.36%
Canadian risk-free interest rate	1.6%
Estimated volatility	25%
Term	3 years
Result	CDN$19.79
(USD$14.82)

Year-End Unvested PSU Awards and Values
The following table sets out for each of the members of senior management the total number of unvested PSU awards held as of December 31, 2019 and the value of such unvested awards at that date.

Name	Number of PSUs at fiscal year-end	Number of PSUs adjusted for performance at fiscal year end(1)	Value of PSUs at fiscal year-end (2)
	Unvested	Unvested	Unvested
Gregory A.C. Yull	215,178	103,622	1,312,886
Jeffrey Crystal	50,545	23,805	301,614
Douglas Nalette	26,846	12,603	159,683
Shawn Nelson	26,846	12,603	159,683
Joseph Tocci	25,965	12,603	159,683

(1)
The final number of PSUs that vest will range from 0% to 175% of the initial number awarded based on predetermined performance criteria. Based on the Company’s performance as of December 31, 2019, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2019, would be as follows:

Grant Date	% of Target Shares
March 20, 2017	0%
March 21, 2018	107.2%
March 21, 2019	63.5%

(2)	The fair value of the PSUs is based on the five-day VWAP of the common shares of the Company on the TSX on December 31, 2019 (CDN$ 16.63, USD$ 12.67)
RSU Grants During the Most Recently Completed Fiscal Year
The following table sets out the details of all RSU grants to the members of senior management during the fiscal year ended December 31, 2019.

Name	RSU Awards granted	% of total RSU awards granted in fiscal year	Market value on date of grant (1)	Expiration date
Gregory A.C. Yull	33,665	28%	$13.74	12/31/2022
Jeffrey Crystal	7,734	6%	$13.74	12/31/2022
Douglas Nalette	4,094	3%	$13.74	12/31/2022
Shawn Nelson	4,094	3%	$13.74	12/31/2022
Joseph Tocci	4,094	3%	$13.74	12/31/2022

(1)	The grant date fair value of a RSU is based on the VWAP of the common shares of the Company on the TSX for the five trading days preceding the grant date, March 21, 2019 (CDN$ 18.31, USD$ 13.74).

Year-End Unvested RSU Awards and Values
The following table sets out for each of the members of senior management the total number of unvested RSU awards held as of December 31, 2019 and the value of such unvested awards at that date. No RSUs were vested as of December 31, 2019.

Name	Number of RSUs at fiscal year-end	Value of RSUs at fiscal year-end (1)
Gregory A.C. Yull	62,055	786,237
Jeffrey Crystal	14,256	180,624
Douglas Nalette	7,547	95,620
Shawn Nelson	7,547	95,620
Joseph Tocci	7,547	95,620

(1)	The fair value of the RSUs is based on the five-day VWAP of the common shares of the Company on the TSX on December 31, 2019 (CDN$ 16.63, USD$ 12.67).
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
On February 17, 2017, the Board of Directors approved amendments to the DSU Plan to provide for only cash settlement of DSU awards. As a result of the amendment, prospectively and until award settlement, the Company will remeasure the fair value of the awards on the amendment date and at each reporting date and present the cash-settled awards as a liability on the Company's consolidated balance sheet under the caption share-based compensation liabilities-current. Changes in the fair value of the liability are reflected in SG&A. Prior to the amendment, DSUs were to be settled in common shares of the Company and the expense was based on the grant date fair value of the awards with a corresponding adjustment through contributed surplus.
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
On November 8, 2019, the Board of Directors again amended the DSU Plan in order to, among other changes, change the grant date for annual grants of DSUs from June to immediately following the annual meeting of shareholders.

DSU Grants During the Most Recently Completed Fiscal Year
The following table sets out the details for the fiscal year ended December 31, 2019 of all DSU grants to directors, including dividend equivalents and DSUs elected in lieu of cash by the directors for semi-annual director fees granted as of December 31, 2019.

Name	Grant date	DSU Awards granted	% of total DSU awards granted in fiscal year	Market value on date of grant	Expiration date
Robert M. Beil	4/1/2019	288	0%	$13.25	n/a
	6/17/2019	6,767	9%	$14.04	n/a
	7/8/2019	352	0%	$13.66	n/a
	10/1/2019	392	1%	$13.03	n/a
	12/31/2019	411	1%	$12.57	n/a
Frank Di Tomaso	4/1/2019	225	0%	$13.25	n/a
	6/17/2019	6,767	9%	$14.04	n/a
	7/8/2019	290	0%	$13.66	n/a
	10/1/2019	324	0%	$13.03	n/a
	12/31/2019	340	0%	$12.57	n/a
Dahra Granovsky	6/17/2019	6,767	9%	$14.04	n/a
	7/8/2019	70	0%	$13.66	n/a
	10/1/2019	78	0%	$13.03	n/a
	12/31/2019	82	0%	$12.57	n/a
Robert J. Foster	4/1/2019	469	1%	$13.25	n/a
	6/17/2019	6,767	9%	$14.04	n/a
	6/17/2019	2,493	3%	$14.04	n/a
	7/8/2019	555	1%	$13.66	n/a
	10/1/2019	619	1%	$13.03	n/a
	12/31/2019	649	1%	$12.57	n/a
James Pantelidis	4/1/2019	226	0%	$13.25	n/a
	6/17/2019	6,767	9%	$14.04	n/a
	7/8/2019	291	0%	$13.66	n/a
	10/1/2019	324	0%	$13.03	n/a
	12/31/2019	340	0%	$12.57	n/a
Jorge N. Quintas	4/1/2019	416	1%	$13.25	n/a
	6/17/2019	6,767	9%	$14.04	n/a
	6/17/2019	2,030	3%	$14.04	n/a
	7/8/2019	498	1%	$13.66	n/a
	10/1/2019	555	1%	$13.03	n/a
	12/31/2019	582	1%	$12.57	n/a
	12/31/2019	2,911	4%	$12.47	n/a
Mary Pat Salomone	4/1/2019	175	0%	$13.25	n/a
	6/17/2019	6,767	9%	$14.04	n/a
	7/8/2019	241	0%	$13.66	n/a
	10/1/2019	269	0%	$13.03	n/a
	12/31/2019	282	0%	$12.57	n/a
Melbourne F. Yull	4/1/2019	306	0%	$13.25	n/a
	6/17/2019	6,767	9%	$14.04	n/a
	7/8/2019	370	1%	$13.66	n/a
	10/1/2019	412	1%	$13.03	n/a
	12/31/2019	433	1%	$12.57	n/a

Year-End Vested DSU Awards

The following table sets out for each of the directors the total number of vested DSUs as of December 31, 2019 and the value of such vested DSUs at that date.

Name	Number of vested DSUs outstanding at fiscal year-end	Value of vested DSUs outstanding (1)
Robert M. Beil	35,411	448,657
Frank Di Tomaso	29,231	370,357
Dahra Granovsky	6,997	88,652
Robert J. Foster	55,924	708,557
James Pantelidis	29,261	370,737
Jorge N. Quintas	53,074	672,448
Mary Pat Salomone	24,282	307,653
Melbourne F. Yull	37,247	471,919

(1)	The value of vested DSUs is based on the five-day VWAP of the common shares of the Company on the TSX on December 31, 2019 (CDN$ 16.63, USD$ 12.67).
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
The Company adopted the ESOP in 1992, which was amended on several occasions before elapsing on June 4, 2018. As a result of an amendment approved by shareholders at a special meeting of shareholders of the Company held on September 5, 2007, the ESOP provided that the total number of Shares reserved for issuance thereunder was equal to 10% of the issued and outstanding Shares from time-to-time. Under the rules of the TSX, a security-based compensation arrangement such as the ESOP must, when initially put in place, receive shareholder approval at a duly-called meeting of shareholders, and all unallocated stock options are subject to ratification by shareholders every three years thereafter. Shareholders last ratified unallocated stock options under the ESOP at an annual and special meeting of shareholders of the Company held on June 4, 2015. In accordance with the TSX rules, no further grants of stock options have been made under the ESOP since June 4, 2018, the date on which the ESOP lapsed. The 640,418 Shares issuable upon the exercise of the stock options outstanding under the ESOP as of December 31, 2019, remain subject to the terms and conditions of the ESOP. The following is a description of certain features of the ESOP (for further details regarding the ESOP, please see Exhibit 4.2 to this Form 20-F):

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

As of December 31, 2019, there were options outstanding under the ESOP to purchase an aggregate of 640,418 common shares, representing 1.1% of the issued and outstanding common shares of the Company, and a total of 478,473 options exercisable.

2019 ESOP

On March 12, 2019, the Board of Directors adopted the 2019 ESOP, which was approved by Shareholders on June 6, 2019.

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

The following is a description of certain features of the 2019 ESOP (for further details regarding the 2019 ESOP, please see Exhibit 4.8 to this Form 20-F):

•
the Board of Directors has the discretion to determine the vesting schedule of the options and the Board of Directors shall have the full power and authority to accelerate the vesting or exercisability of all or any portion of any option (the options that have already been granted under the 2019 ESOP vest one-third on each of the first, second and third anniversaries of the date of grant);

•	options expire not later than ten years after the date of grant;

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

As of December 31, 2019, there were 370,483 stock options outstanding and none exercisable under the 2019 ESOP, representing 0.6% of the issued and outstanding common shares of the Company. Under the 2019 ESOP, there were 5,530,486 options available for grant, representing 9.4% of the issued and outstanding shares as of March 13, 2020.

Option Grants During the Most Recently Completed Fiscal Year
The following table sets out the details of all options granted to the members of senior management under the 2019 ESOP during the fiscal year ended December 31, 2019. During 2019, there were no options granted to directors.

Name	Options granted	% of total options granted in fiscal year	Exercise Price CDN$	Market value on date of grant CDN$(1)	Expiration date
Gregory A.C. Yull	176,395	45%	$17.54	$3.22	3/28/2029
Jeffrey Crystal	47,818	12%	$17.54	$2.75	3/28/2024
Douglas Nalette	25,316	6%	$17.54	$2.75	3/28/2024
Shawn Nelson	25,316	6%	$17.54	$2.75	3/28/2024
Joseph Tocci	25,316	6%	$17.54	$2.75	3/28/2024

(1)	The grant date fair value of awards is estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Option Grant Date	March 28, 2019	March 28, 2019
Grant recipient	All of the above except Gregory A.C. Yull	Gregory A. C. Yull
Stock price at grant date	CDN$17.54	CDN$17.54
Exercise price of awards	CDN$17.54	CDN$17.54
Expected dividends	4.3%	4.3%
Canadian risk-free interest rate	1.44%	1.45%
Estimated volatility	29%	31%
Expected life	4 years	6 years
Foreign exchange rate USD to CDN	1.3380	1.3380
Grant date fair value	CDN$2.75	CDN$3.22
	(USD$2.05)	(USD$2.41)
Year-End Unexercised Options and Option Values
The following table sets out for each of the members of senior management the total number of unexercised options held as of December 31, 2019 and the value of such unexercised options at that date. There were no options outstanding held by directors as of December 31, 2019.

Name	Number of unexercised options at fiscal year-end Exercisable / Unexercisable		Value of unexercised “in the money” options at fiscal year-end Exercisable / Unexercisable CDN$ (1)
Gregory A.C. Yull	359,065	254,524	1,384,000	—
Jeffrey Crystal	42,977	68,772	145,600	—
Douglas Nalette	5,547	36,409	—	—
Shawn Nelson	38,047	36,409	132,275	—
Joseph Tocci	5,547	36,409	—	—

(1)
The value of unexercised “in-the-money” options is calculated using the closing price of the common shares of the Company on the TSX on December 31, 2019 (CDN$ 16.62) less the respective exercise prices of the options.

Stock Appreciation Rights Plan
The purpose of the Stock Appreciation Rights Plan is to: (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain the key employees necessary for the Company’s long-term success. The Stock Appreciation Rights Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award stock appreciation rights (“SARs”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years. No SARs were granted in 2019. No SARs were outstanding as of December 31, 2019.
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
Pension and Other Post Retirement Benefit Plans
Melbourne F. Yull was Chairman of the Board of Directors and CEO of the Company from January 11, 1995 to June 14, 2006. Prior thereto, Mr. Yull was the President and a Director of the Company or a predecessor thereof, from 1981. The former employment agreement entered into between the Company and Mr. Yull provides that Mr. Yull receive from the Company a defined benefit supplementary pension annually for life in an amount equal to 2% of the average of Mr. Yull’s annual gross salary for the final five years of his employment with the Company, multiplied by his years of service with the Company to retirement. Accordingly, Mr. Yull receives a pension from the Company in an amount of $260,935 per year. This pension was earned by Mr. Yull in his capacity as an executive of the Company, not as a Director of the Company.
Defined Contribution Pension Plans
The Company maintains defined contribution pension plans in the US and Canada. Each member of senior management participates in the “US Plan”. The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the US Internal Revenue Code. Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Company may make discretionary contributions for the benefit of eligible employees. The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The following table sets out the Company’s contributions to the pension plan payable for 2019 for each member of senior management.

Name	Company Contributions $
Gregory A.C. Yull	15,400
Jeffrey Crystal	15,400
Douglas Nalette	15,400
Shawn Nelson	15,400
Joseph Tocci	15,400
Total Cash Payments
Total cash payments for employee future benefits for 2019, consisting of cash contributed by the Company to its defined benefit pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $6.0 million ($19.0 million in 2018).

Executive Employment Contracts and Change of Control Agreements
The following agreements between the Company and members of senior management were in effect at the end of 2019.
The Company entered into “change of control, non-interference and confidentiality” agreements as of January 28, 2001 and amended October 24, 2019 with Shawn Nelson, as of October 28, 2004 and amended November 21, 2019 with Douglas Nalette, and as of September 8, 2006 and amended October 24, 2019 with Joseph Tocci. These agreements include provisions regarding confidentiality, non-interference and non-solicitation covenants, and ownership of intellectual property, among other things. The non-interference and non-solicitation covenants survive for 12 months following the employee's voluntary termination of employment, provided however that if the employee resigns within six months after a Change of Control (as defined in such agreements), such covenants shall be null and void.
The “change of control, non-interference and confidentiality” agreements provide also that if, within a period of six months after a Change of Control of the Company: (a) the executive terminates his employment with the Company for Good Reason (as defined in such agreement); or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to (i) severance equal to 12 months of such executive’s base salary at the effective date of such termination, (ii) reimbursement of the employer subsidy portion of the health insurance premiums paid by the executive for health insurance coverage under the Company's plan for up to 12 months after the executive's termination, and (iii) accelerated vesting of any unvested stock options and continued exercisability of all stock options.
On August 2, 2010, the Company entered into an Executive Employment Agreement with Gregory A.C. Yull, as amended to date (the "Yull Agreement"). The Yull Agreement includes provisions regarding base salary, annual bonuses, benefits, confidentiality, non-solicitation and non-compete covenants, and ownership of intellectual property, among other things. The non-compete and non-solicitation covenants survive for 12 months following termination of employment, provided however that in the event of a termination other than for cause or resignation for Good Reason (as defined in the Yull Agreement) as described below, the covenants survive for 24 months following termination of employment.
In the event the Company terminates Mr. Yull’s employment without Cause, or Mr. Yull terminates his employment for Good Reason (except as otherwise summarized in the next paragraph), Mr. Yull shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years and severance pay in an amount equal to two times the sum of his annual base salary and the average performance bonus paid to Mr. Yull in the last two fiscal years ending on the date prior to his date of termination. In addition, all unvested stock options that would otherwise vest during the 24 months following the date of termination shall be immediately vested and remain exercisable for a period of 12 months. Mr. Yull shall also be entitled to participate, at active employee rates, in the benefits under the Company's medical and dental benefit program for 24 months and will receive disability and life insurance benefits pursuant to any benefit plans and programs then provided by the Company generally to its executives for a period of 18 months following the date of termination. Lastly, the defined benefit supplemental pension summarized below shall vest.
In the event that the Company terminates Mr. Yull’s employment without Cause or Mr. Yull terminates his employment for Good Reason within two years of a Change of Control, then he shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years and severance pay in an amount equal to three times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination. In addition, all unvested stock options held by Mr. Yull that would otherwise vest during the 36 months following the date of termination shall immediately vest and remain exercisable for a period of 36 months following the date of termination. Mr. Yull shall also be entitled to participate, at active employee rates, in the Company’s medical and dental benefit program for 36 months (or, if earlier, until such time as he reaches the age of eligibility for coverage under Medicare) and will receive disability and life insurance benefits pursuant to any benefit plans and programs then provided by the Company generally to its executives for a period of 36 months following the date of termination. Lastly, the defined benefit supplemental pension summarized below shall vest. For any future Chief Executive Officer, it is the HRCC's intention to recommend that the severance multiple referred to above be reduced to two times the sum of his or her annual base salary and the period of the benefits would be reduced to 24 months.
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

Pursuant to a retirement agreement, dated August 10, 2017 amending and restating certain retirement benefit provisions in the Yull Agreement, unless terminated by the Company for Cause (as defined in the Yull Agreement), he shall receive a monthly defined benefit supplemental pension for life in annual amount equal to the lesser of: (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60 or younger; and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Company, with such payments to begin at the later of retirement or age 60. In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplemental pension benefit that was being paid to Mr. Yull at the time of his death or that would have been paid to Mr. Yull if he had retired on the date of his death. The retirement benefits set forth above were vested upon the completion of five years of service.
On May 5, 2017, the Company entered into an Executive Employment Agreement with Jeffrey Crystal, which was amended on November 21, 2019 (the "Crystal Agreement"). The Crystal Agreement includes provisions regarding base salary, annual bonuses, benefits, confidentiality, non-solicitation and non-competition covenants, and ownership of intellectual property, among other things. The non-competition and non-solicitation covenants survive for 24 months following termination of employment.
In the event that Mr. Crystal’s employment is terminated by the Company other than for cause or in connection with a Change of Control (as defined in the Crystal Agreement), then he shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years and severance pay in an amount equal to one and a half times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination.
Alternatively, if Mr. Crystal is involuntarily terminated or terminates his employment for Good Reason (as defined in the Crystal Agreement) within six months of a Change of Control, then he shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years and severance pay in an amount equal to two times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination.
If Mr. Crystal is entitled to severance payments and elects continuation coverage of any Company medical insurance benefits, the Company will pay premiums to the plan(s) on Mr. Crystal's behalf for the duration of the period in which he is receiving severance payments.
Under the Crystal Agreement, in the event that Mr. Crystal’s employment is terminated as a result of his death or disability, he shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years.
Refer to the PRSU Plan and 2019 ESOP for applicable termination clauses.

Estimated Termination Payments
The table below reflects incremental amounts or values, in addition to salary and bonuses that have already been earned, that would have been payable to or received by each member of senior management if his employment had been terminated on December 31, 2019 based on the terms described above:

		Severance	RSUs(1)	PSUs(1)	Other Payments(2)	Total
Name	Event	$	$	$	$	$
Gregory A.C. Yull	Termination other than for cause or Resignation for good reason	3,018,595	—	—	52,683	3,071,278
	Termination other than for cause or resignation for good reason within 24 months from a Change of Control (3)	4,527,893	833,842	2,975,877	88,289	8,425,901
	Retirement	—	—	—	—	—
	Permanent disability	—	833,842	2,975,877	—	3,809,719
	Death	—	833,842	2,975,877	—	3,809,719
Jeffrey Crystal	Termination other than for cause	1,078,955	—	—	33,472	1,112,427
	Termination other than for cause or resignation for good reason within 6 months from a Change of Control (3)	1,438,607	191,560	699,624	44,629	2,374,420
	Retirement	—	—	—	—	—
	Permanent disability	—	191,560	699,624	—	891,184
	Death	—	191,560	699,624	—	891,184
Douglas Nalette	Termination other than for cause	—	—	—	—	—
	Termination other than for cause or resignation for good reason within 6 months from a Change of Control (3)	392,125	101,410	371,637	17,268	882,440
	Retirement	—	47,185	263,174	—	310,359
	Permanent disability	—	101,410	371,637	—	473,047
	Death	—	101,410	371,637	—	473,047
Shawn Nelson	Termination other than for cause	—	—	—	—	—
	Termination other than for cause or resignation for good reason within 6 months from a Change of Control (3)	364,186	101,410	371,637	25,774	863,007
	Retirement	—	—	—	—	—
	Permanent disability	—	101,410	371,637	—	473,047
	Death	—	101,410	371,637	—	473,047
Joseph Tocci	Termination other than for cause	—	—	—	—	—
	Termination other than for cause or resignation for good reason within 6 months from a Change of Control (3)	348,186	101,410	358,982	25,134	833,712
	Retirement	—	—	—	—	—
	Permanent disability	—	101,410	358,982	—	460,392
	Death	—	101,410	358,982	—	460,392

(1)	The value of the PSUs and RSUs is based on the five-day VWAP of Shares on the TSX on December 31, 2019 (being CDN$ 16.63, USD$ 12.67). Includes dividend equivalent amounts.

(2)	Represents continuation of benefits, including medical, dental and other insurance benefits.

(3)
Change of Control as defined by the applicable employment agreement and plan documents. The same amount would be payable if PSUs and RSUs were not assumed in the event of Change of Control. For PSUs and RSUs the amounts above apply only to terminations other than for cause by the Company (and not resignations) within 12 months of a Change of Control.

As of December 31, 2019, unvested stock options were not in-the-money and as such would have resulted in nil incremental value to each member of senior management if his employment had been terminated on December 31, 2019. There would be nil incremental amounts payable to each member of senior management if his employment had been terminated for cause on December 31, 2019.

C.	BOARD PRACTICES
Term
The Company has nine Directors. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on May 13, 2020, at which time the current term of each Director will expire.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee is appointed by the Board and is currently composed of five directors, Robert M. Beil (Chairman), Robert J. Foster, Dahra Granovksy, Jorge N. Quintas and Mary Pat Salomone, none of whom is or has been at any previous time an employee of the Company or any of its subsidiaries. Each of the Human Resources and Compensation Committee members is independent as that term is defined by the TSX and Sarbanes-Oxley Act.
Mr. Beil joined the Dow Chemical Company in 1975 after graduating from Youngstown State University with a Bachelor of Arts in Industrial Marketing. During a thirty-two-year career with Dow, Mr. Beil held numerous sales and marketing executive positions, where he had responsibility for the implementation of company compensation schemes for large organizations. In addition, he spent a portion of his career working in Dow’s Human Resources function, which was responsible for compensation design for Dow, a Fortune 500 company.
Mr. Foster graduated from Queen’s University with an  Master of Artsin Economics, earning his Chartered Financial Analyst designation, then managed the research department and worked in corporate finance at one of the major investment dealers in Canada. He founded and serves as President and CEO of Capital Canada Limited (investment banking firm). He serves on a number of not-for-profit boards and was on the board and audit committee of CHC Helicopters Corporation and Golf Town Income Trust.
Ms. Granovsky graduated from University of Hartfort with a Masters of Business Administration and from the University of Toronto with a Bachelor of Science. Ms. Granovsky held executive management roles as the President of Atlantic Packaging Products (an integrated corrugated packaging company). Presently Ms. Granovsky is the CEO of Beresford Accurate Folding Cartons (a folding carton packaging company) and Management Director of Chem-Ecol (a lubricant company). Ms. Granovsky is a Director of Hammond Power Solutions and Atlantic Packaging Product Ltd.
Mr. Quintas graduated in Management at INP-Lisbon and initialized his professional career in ALCAN (England). Later he became a Board Member in several industrial companies from power and telecommunication cable production to optic fibers. He was a Board Member at Portgás (a city gas distributor in Portugal). Presently Mr. Quintas is the Chairman of Nelson Quintas Group (manufacturer of electrical and telecommunication cables) in Portugal and Board Member of: ECODEAL (a dangerous waste recycling plant), NQT- Telecommunication Network in Rio de Janeiro (Brasil) and Audit Committee of Serralves Foundation.
Ms. Salomone graduated from Baldwin Wallace College with a Masters of Business Administration and from Youngstown State University with a Bachelor of Engineering in Civil Engineering. Ms. Salomone is a Director of TC Energy Corporation (formerly TransCanada Corporation, an energy infrastructure company) and TransCanada Pipelines Limited (energy infrastructure company) since 2013 where she serves as the chairperson of the Health, Safety, Sustainability and Environment Committee and as a member of the Governance Committee. Ms. Salomone is also a Director of Herc Holdings, Inc. (equipment rental company) since 2016. She is the chairperson of the Compensation Committee, as well as a member of the Nominating and Governance Committee at Herc Holdings. Ms. Salomone was the Senior Vice President and Chief Operating Officer of Babcock & Wilcox Company (a power generation systems and specialty manufacturer of nuclear components company) from January 2010 to June 2013. Ms. Salomone formerly served as a trustee of the Youngstown State University Foundation.
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
Mr. Di Tomaso graduated from Concordia University with a Bachelor of Commerce in Accounting and is a Chartered Professional Accountant, a Fellow CPA and an Institute of Corporate Directors, Director (ICD.D). Mr. Di Tomaso has over 45 years of experience in accounting and auditing. Mr. Di Tomaso was a Partner and Advisory Partner from 1981 until 2012 and served as Director and Member of the Management Committee from 2000 to 2009, of Raymond Chabot Grant Thornton (a public accounting firm), and previously served as a Director and Chair of the Audit Committee at Yorbeau Resources, Inc (a gold exploration company). Mr. Di Tomaso currently serves as Director and Chair of the Audit Committee of ADF Group Inc. (a steel fabrication company), and Birks Group Inc (designer, manufacturer and retailer of jewelry, timepieces, silverware and gifts). He is also a Director of National Bank Trust (asset management and trust services firm), National Bank Life Assurance Company and Laurentian Pilotage Authority (regulates operations of pilotage services on the St. Lawrence River).
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
As of December 31, 2019, the Company had 3,603 total employees; 2,176 in the US, 715 in Canada, 579 in India, 119 in Portugal, 12 in the rest of Europe, and 2 in Mexico. As of December 31, 2019, 623 held either sales-related, administrative, information technology or research and development positions and 2,980 were employed in operations. The Company employs approximately 600 temporary employees in India. The Company does not employ a significant number of temporary employees in its other locations.

The table below presents details of the hourly employees that are unionized and subject to a collective bargaining agreement at the Company's manufacturing facilities:

Manufacturing facility	Hourly employees	Collective bargaining agreement expiration date
Delta, British Columbia	17	March 31, 2024
Carbondale, Illinois	109	March 4, 2021
Chicago, Illinois	79	June 6, 2021
Marysville, Michigan	148	May 2, 2021
Carlstadt, New Jersey	40	June 30, 2020
Cornwall, Ontario	85	March 6, 2021
Toronto, Ontario	53	October 31, 2019	(1)
Montreal, Quebec	—	November 30, 2019	(2)
Menasha, Wisconsin	168	July 31, 2022
(1)    Collective bargaining agreement is currently under negotiation.

(2)	Collective bargaining agreement terminated at the time of plant closure, at which time there were 28 hourly employees at this location.
Other than the strike at its Brantford, Ontario manufacturing facility in 2008, which is now closed, the Company has never experienced a work stoppage and it considers its employee relations to be satisfactory.

E.	SHARE OWNERSHIP
The following table sets out for each of the Directors and members of senior management the number of common shares of the Company owned or controlled by each, as of March 13, 2020.

Name	Number of Shares Owned	% of Shares Outstanding
Robert M. Beil	43,885	0.07%
Frank Di Tomaso	10,000	0.02%
Dahra Granovsky	2,029	0.00%
Robert J. Foster	60,100	0.10%
James Pantelidis	48,760	0.08%
Jorge N. Quintas	50,508	0.09%
Mary Pat Salomone	—	—
Melbourne F. Yull	1,734,629	2.94%
Gregory A.C. Yull	728,758	1.23%
Jeffrey Crystal	23,147	0.04%
Douglas Nalette	133,436	0.23%
Shawn Nelson	141,970	0.24%
Joseph Tocci	65,502	0.11%
As of June 6, 2019, the minimum share ownership requirement was amended to require directors who are not executive officers of the Company to own a minimum of Shares or DSUs under the DSU Plan equivalent to 5 times the annual board member retainer fee within five years of joining the Board of Directors. If a director has satisfied the minimum share ownership requirement, he or she will continue to satisfy the minimum requirement notwithstanding a subsequent decrease in the value of Shares. As of March 13, 2020, seven of the eight directors who are not executive officers of the Company are in compliance with the minimum share ownership requirement. Ms. Granovsky has until June 6, 2024 to comply with the new minimum share ownership requirement.

The Company has the following minimum share ownership requirements that apply to the CEO, CFO, Douglas Nalette, Shawn Nelson and Joe Tocci:

Executive	Share Ownership Requirement as a multiple of base salary
CEO	5x
CFO and others listed above	2x
Executives have five years to meet their share ownership requirement, which may be met through ownership of Shares, outstanding RSUs and outstanding PSUs at threshold performance levels (50% of Target Shares). If an executive has satisfied the minimum share ownership requirement, he or she will continue to satisfy the minimum requirement notwithstanding a subsequent decrease in the value of Shares. The HRCC annually reviews senior management's compliance with the minimum share ownership requirements and reviews the required ownership levels every three years.
As of March 13, 2020, all members of senior management listed above, except Mr. Crystal, are in compliance with the minimum share ownership requirement. Mr. Crystal has until November 8, 2024 to comply with the new share ownership requirement.
As of March 13, 2020, the Directors and senior management owned an aggregate of 3,042,724 common shares of the Company, being 5.2% of the issued and outstanding common shares of the Company. The common shares held by the Directors and senior management do not have different voting rights from those held by the other shareholders of the Company.
As of March 13, 2020, there were no outstanding option-based awards held by non-management Directors. The following table sets forth all vested and unvested outstanding options granted to the Company’s senior management through March 13, 2020:

Name	Number of options outstanding	Exercise price of options CDN$	Expiration date of options
Gregory A.C. Yull	160,000	12.04	6/5/2023
	160,000	12.55	3/17/2024
	117,194	21.76	3/13/2028
	176,395	17.54	3/28/2029
Jeffrey Crystal	32,500	12.14	5/13/2020
	31,431	21.76	3/13/2023
	47,818	17.54	3/28/2024
Douglas Nalette	16,640	21.76	3/13/2023
	25,316	17.54	3/28/2024
Shawn Nelson	32,500	12.55	3/17/2020
	16,640	21.76	3/13/2023
	25,316	17.54	3/28/2024
Joseph Tocci	16,640	21.76	3/13/2023
	25,316	17.54	3/28/2024

Item 7:	Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS
As of March 13, 2020, to the knowledge of the Company, there were no shareholders who beneficially own, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company.
As of December 31, 2019, the number of record holders is estimated to be as follows: 22,354 in Canada, 868 in the US and 186 elsewhere. Of the 59,009,685 common shares issued and outstanding on December 31, 2019, such record holders are estimated to hold 31,524,105 shares in Canada, 23,189,488 shares in the US, and 4,296,092 shares elsewhere, equaling 53.42%, 39.30% and 7.28%, respectively.

The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal person. There are no arrangements known to the Company that could result at a subsequent date in a change of control of the Company.

B.	RELATED PARTY TRANSACTIONS
To the knowledge of the Company, for the period from the beginning of 2019, none of its directors or officers or any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to the Company’s shares, any associate or affiliate of any such person, or any close member of any such person’s family, has any material interest in any transaction since the beginning of the last completed financial year or in any proposed transactions that has materially affected or will materially affect the Company or any of its affiliates.

C.	INTERESTS OF EXPERTS AND COUNSEL
Not Applicable.

Item 8:	Financial Information

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards.

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The Consolidated Financial Statements of the Company for the years ended December 31, 2019, 2018, and 2017 include the following:

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

Legal or Arbitration Proceedings
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually, or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no amounts have been recorded as of December 31, 2019.
Dividends
The Board of Directors of the Company adopted a Dividend Policy on August 14, 2012 providing for semi-annual dividend payments. On August 14, 2013, the Board of Directors modified the Company’s dividend policy to provide for quarterly dividend payments.
The following table sets forth the changes in the amount of the annualized dividend in the Company's Dividend Policy:

Date Approved by Board of Directors	Annualized Dividend Per Share Before Modifications	Annualized Dividend Per Share After Modification	Change in Annualized Dividend Per Share
July 7, 2014	USD$ 0.32	USD$ 0.48	50%
August 12, 2015	USD$ 0.48	USD$ 0.52	8.3%
August 10, 2016	USD$ 0.52	USD$ 0.56	7.7%
August 7, 2019	USD$ 0.56	USD$ 0.59	5.4%
So long as the payments do not result in a violation of the Company’s covenants with its lenders, and subject to the provisions of the Canada Business Corporations Act relating to the declaration and payment of dividends, there are no other legal or contractual restrictions that would prevent the Company from paying dividends.
The following table sets forth the dividends paid for each of the years in the three-year period ended December 31, 2019:

Date Declared	Record Date	Date Paid	Amount per Share
March 8, 2017	March 21, 2017	March 31, 2017	USD$ 0.14
May 8, 2017	June 15, 2017	June 30, 2017	USD$ 0.14
August 10, 2017	September 15, 2017	September 29, 2017	USD$ 0.14
November 10, 2017	December 15, 2017	December 29, 2017	USD$ 0.14
March 7, 2018	March 20, 2018	March 30, 2018	USD$ 0.14
May 9, 2018	June 15, 2018	June 29, 2018	USD$ 0.14
August 10, 2018	September 14, 2018	September 28, 2018	USD$ 0.14
November 7, 2018	December 14, 2018	December 28, 2018	USD$ 0.14
March 12, 2019	March 22, 2019	March 29, 2019	USD$ 0.14
May 8, 2019	June 14, 2019	June 28, 2019	USD$ 0.14
August 7, 2019	September 16, 2019	September 30, 2019	USD$ 0.1475
November 8, 2019	December 16, 2019	December 30, 2019	USD$ 0.1475

The Company has determined it is appropriate to declare its dividend in US dollars because most of its cash flows are in US dollars. The Company has paid no other dividend in the past three years other than as set forth above. For details regarding the Company’s covenants with its lenders please refer to the 2018 Credit Facility Agreement, as amended, filed as Exhibit 4.6 and the Senior Unsecured Notes indenture, filed as Exhibit 2.3, to this Form 20-F.

B.	SIGNIFICANT CHANGES
On February 11, 2020, the Company acquired substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") for an aggregate purchase price of approximately $36.5 million, subject to certain post-closing adjustments and potential earn-out consideration of up to $12 million contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date.
Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands. The custom-infeed and robotic solutions for packaging applications that the Company acquired from Nortech are designed for cartoning, case-packing, case-erecting, pouch-packaging and palletizing. Based in the greater Chicago, Illinois area, Nortech services customers worldwide across major industries including food, pharmaceutical, e-commerce, confections, personal care and cosmetics, and beverage. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging. Automation system design and service are key capabilities in growing markets like e-commerce. With an installed fleet of more than 400 machines, the acquisition provides the Company with opportunities to supply its consumable products such as tapes, films and protective packaging to the existing fleet, as well as deploy system-selling for new customers combining machines with such ongoing consumables. The acquisition adds engineering automation and integrated robotic design talent to the Company’s existing engineering and design teams. The Company expects these new capabilities will allow it to service customers experiencing growth pressures that require a customized automation solution.

Item 9:	The Offer and Listing

A.	OFFER AND LISTING DETAILS
The Company sells its shares in Canada on the TSX under the trading symbol “ITP” and in the US on the OTC Pink Marketplace under the trading symbol “ITPOF”.

The Company has authorized an unlimited number of voting common shares without par value. The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares. As of December 31, 2019, there were 59,009,685 issued and outstanding common shares and no issued and outstanding preferred shares of the Company.

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
The following is a description of the material contracts the Company was a party to during the last two fiscal years ended December 31, 2019, regardless of when they were initially entered into by the Company, either directly or through one of its subsidiaries, and that are not in the ordinary course of the Company’s business:

•
an Amended Executive Stock Option Plan. For a summary of this Plan which elapsed on June 4, 2018, please see Item 6.B in this 20-F. For a copy of the Amended Executive Stock Option Plan, see Exhibit 4.2 to this Form 20-F.

•
a 2019 Executive Stock Option Plan. For a summary of this Plan which was approved on June 6, 2019, please see Item 6.B in this 20-F. For a copy of the 2019 Executive Stock Option Plan, see Exhibit 4.8 to this Form 20-F.

•
an Amended Stock Appreciation Rights Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Amended Stock Appreciation Rights Plan, as amended, see Exhibit 4.3 to this Form 20-F.

•
an Amended and Restated Deferred Share Unit Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Amended and Restated Deferred Shared Unit Plan, see Exhibit 4.4 to this Form 20-F.

•
an Amended and Restated Performance and Restricted Share Unit Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Amended and Restated Performance and Restricted Shared Unit Plan, see Exhibit 4.5 to this Form 20-F.

•
a 2018 Credit Facility Agreement dated June 14, 2018 with a syndicated lending group, led by Bank of America, N.A., as Administrative Agent and since amended on July 17, 2019. The 2018 Credit Facility consists of a $400.0 million revolving credit facility and a $200.0 million term loan. The term loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. Any repayments of borrowings under the 2018 Term Loan are not available to be borrowed again in the future. The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility matures on June 14, 2023 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate, the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio. The 2018 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries. On July 17, 2019, the Company and its syndicated lending group amended the 2018 Revolving Credit Facility to, among other things, revise the two financial covenant thresholds to account for the associated impacts of new lease accounting guidance implemented on January 1, 2019 requiring operating leases to be accounted for as debt (with corresponding interest payments). The amendment provides that the consolidated secured net leverage ratio must not be more than 3.70 to 1.00 (previously 3.50 to 1.00), with an allowable temporary increase to 4.20 to 1.00 (previously 4.00 to 1.00) for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters. The amendment also provides that the consolidated interest coverage ratio must not be less than 2.75 to 1.00 (previously 3.00 to 1.00). In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. For a copy of the 2018 Revolving Credit Facility Agreement, as amended, see Exhibit 4.6 to this Form 20-F.

•
the Senior Unsecured Notes issued under the indenture dated October 15, 2018 among certain guarantors and Regions Bank, as Trustee. On October 15, 2018, the Company completed its offering of $250.0 million 7.00% senior unsecured notes due in 2026 (the "Senior Unsecured Notes"). The offering of the Senior Unsecured Notes was effected by way of private placement sales in the United States and Canada pursuant to exemptions from the Securities Act of 1933 registration and prospectus requirements. The Senior Unsecured Notes bear interest at a rate of 7.00% per annum, payable semi-annually in cash in arrears on April 15 and October 15 of each year, beginning on April 15, 2019. The Senior Unsecured Notes mature on October 15, 2026. On or after October 15, 2021, the Company may redeem the Senior Unsecured Notes at its option, in whole or in part, on certain redemption dates and at certain redemption prices specified in the indenture, plus any accrued and unpaid interest. If the Company experiences a change of control, it may be required to offer to repurchase the Senior Unsecured Notes at a purchase price equal to 101% of their aggregate principal amount plus any accrued and unpaid interest up to, but excluding, the date of such repurchase. The indenture contains customary covenants that, among other things, limit the Company's ability to incur additional debt; pay dividends, redeem stock or make other distributions; enter into certain types of transactions with affiliates; incur liens on assets; make certain restricted payments and investments; engage in certain asset sales, including sale and leaseback transactions; agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Company; and merge, consolidate, transfer or dispose of substantially all assets. Certain of these covenants will be suspended if the Senior Unsecured Notes are assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services, Inc. For a copy of the Senior Unsecured Notes indenture, see Exhibit 2.3 to this Form 20-F.

•
the 2015 Shareholders Rights Plan dated December 14, 2015 with CST Trust Company. The purpose of the 2015 Shareholders Rights Plan was to provide the Company’s Board of Directors with additional time, in the event of an unsolicited takeover bid, to develop and propose alternatives to the bid and negotiate with the bidder, as well as to ensure equal treatment of shareholders in the context of an acquisition of control made other than by way of an offer to all shareholders, and lessen the pressure on shareholders to tender a bid.

The Company’s Board of Directors implemented the 2015 Shareholders Rights Plan by authorizing the issuance of one right (a “Right”) in respect of each common share outstanding at the close of business on December 14, 2015

(the “Record Time”) and in respect of each voting share issued by the Company after the Record Time. The Rights traded with, and were represented by, the common shares. Until such time as the Rights would have separated, when they would have become exercisable, Rights certificates would not be distributed to shareholders and no further action would be required by shareholders. If a person, or a group acting jointly or in concert (each, an “Offeror”), acquired beneficial ownership of 20% or more of the then outstanding voting shares (other than pursuant to an exemption available under the 2015 Shareholders Rights Plan), Rights (other than those held by such Offeror, which would have become void) would have separated and permitted the holders thereof to purchase additional shares at a substantial discount to the market price of the shares at that time. Pursuant to the 2015 Shareholders Rights Plan, any bid that met certain criteria intended to protect the interests of all shareholders would be deemed to be a “permitted bid” and would not trigger a separation under the 2015 Shareholders Rights Plan. These criteria required, among other things, that the bid be made by way of a takeover bid circular to all holders of voting shares other than the Offeror, that all shareholders be treated equally and that the bid remain open for acceptance by shareholders for at least 60 days or such longer period as may be prescribed by law as the minimum deposit period.

Prior to separation, the 2015 Shareholders Rights Plan was not dilutive and would not have affected reported earnings per share or change the way in which shareholders would have otherwise traded shares. Upon separation, reported earnings per share, on a fully diluted or non-diluted basis, may have been affected. Shareholders who did not exercise their Rights upon separation may have suffered substantial dilution along with the Offeror.

Under the policies of the TSX, the 2015 Shareholders Rights Plan was required to be ratified by the shareholders of the Company at a meeting held within six months following the adoption of the 2015 Shareholders Rights Plan, or otherwise the Company would have been required to immediately cancel the 2015 Shareholders Rights Plan and any rights issued thereunder would have been immediately redeemed or cancelled. On June 9, 2016, shareholders approved a resolution ratifying and approving the 2019 Shareholders Rights Plan, as discussed below. For a copy of the 2015 Shareholders Rights Plan, see Exhibit 2.1 to this Form 20-F.

•
the 2019 Shareholders Rights Plan dated June 6, 2019 with AST Trust Company (Canada) (formerly CST Trust Company). On June 6, 2019, the shareholders approved a resolution to ratify the continued existence of a Shareholders Rights Plan between the Company and AST Trust Company (Canada) (formerly CST Trust Company), as rights agent. The 2019 Shareholders Rights Plan has the same terms as the 2015 Shareholders Rights Plan, including those discussed above, except AST Trust Company (Canada) (formerly CST Trust) is the rights agent and the Record Time is June 6, 2019. For a copy of the 2019 Shareholders Rights Plan, see Exhibit 2.2 to this Form 20-F.

•
the Stock Purchase Agreement dated July 17, 2018 among the Company, Glencoe Skydome Holdings L.P. and Polyair. Under this agreement, the Company acquired 100% of the outstanding equity in Polyair, a North American supplier of protective packaging with headquarters in Toronto, Ontario and Chicago, Illinois. The aggregate purchase price of the transaction was approximately $145.0 million. The agreement also includes certain other limited affirmative and negative covenants. For a copy of the Polyair Stock Purchase Agreement, see Exhibit 4.7 to this Form 20-F.

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
Foreign Tax Credit
A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of the Company may be entitled, at the option of the US Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces US federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the US Holder’s US income tax liability that the US Holder’s foreign sources income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific categories of income such as “passive income,” “general income,” and certain other categories of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain US Holders, “financial services income” that is treated as "general income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and US Holders of common shares of the Company should consult their own tax advisors regarding their individual circumstances.
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
Information for this Item is set forth in Note 24 to the 2019 audited consolidated financial statements under Item 18.

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
(a)    Disclosure Controls and Procedures. the Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) designed to ensure not only that information required to be disclosed in its reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, but also that information required to be disclosed by the Company is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The CEO and CFO of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2019. They concluded based on such evaluation that the Company’s disclosure controls and procedures were effective.
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
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 based on the criteria established in the “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019 based on those criteria.
The Company’s internal control over financial reporting as of December 31, 2019 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.
(c)    Attestation Report of Raymond Chabot Grant Thornton LLP. The Company’s independent auditors, Raymond Chabot Grant Thornton LLP, audited the annual consolidated financial statements included in this annual report and audited the Company’s internal control over financial reporting as of December 31, 2019 and included in the consolidated financial statements referenced in Item 18 of this Form 20-F its report on the Company’s internal control over financial reporting.
(d)    Changes in Internal Control Over Financial Reporting. There have been no changes in the Company’s internal control over financial reporting that occurred during 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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
The following table sets forth the fees billed (in Canadian dollars) for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, the Company’s independent auditors, for the fiscal years ended December 31, 2019 and 2018:

	2019	2018
	$CDN	$CDN
Audit Fees	961,000	803,000
Audit-Related Fees	117,900	273,800
Tax Fees	278,828	201,365
Total Fees	1,357,728	1,278,165
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
(b) Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated interim unaudited financial statements and are not reported under the caption “Audit Fees” above. These services included consultations concerning financial accounting and reporting standards as well as services related to the businesses acquired in 2018. In 2018, audit-related fees also included services related to the Senior Unsecured Notes offering made in 2018.
(c) Tax Fees. Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation of the Canadian subsidiaries’ income tax returns, assistance with questions regarding tax audits from the various taxation authorities in Canada and tax planning relating to common forms of domestic and international taxation.
(d) All Other Fees. The Company paid no other fees for services provided other than audit fees, audit-related fees and tax fees in 2018 and 2019 as described above.
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

On July 23, 2019, the Company renewed its NCIB, under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2020. As of December 31, 2019, and March 12, 2020, 4,000,000 shares remained available for repurchase under the NCIB. The Company's previous NCIBs, which allowed repurchases for cancellation up to 4,000,000 common shares, expired on July 22, 2019. During the year ended December 31, 2019, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

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

A.	Consolidated Financial Statements

•	Management’s Responsibility for Consolidated Financial Statements

•	Management’s Report on Internal Control over Financial Reporting

•	Report of Independent Registered Public Accounting Firm

•	Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

•	Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017

•	Consolidated Earnings

•	Consolidated Comprehensive Income

•	Consolidated Changes in Equity

•	Consolidated Cash Flows

•	Consolidated Balance Sheets

•	Notes to Consolidated Financial Statements

B.	Exhibits:

1.1	Articles of Amalgamation as amended incorporated herein by reference to Exhibit 3.3 to S-4 filed October 26, 2004, File No. 333-119982-26.

1.2	General By-law 2003-1 incorporated herein by reference to Exhibit 3.4 to S-4 filed October 26, 2004, File No. 333-119982-26.

1.3	By-Law 2015-1, filed under 6-K on December 1, 2015, Film No. 151262916.

2.1
2015 Shareholder Rights Plan Agreement with CST Trust Company, dated December 14, 2015, and ratified and approved by Shareholders on June 9, 2016, filed under 6-K on December 14, 2015, Film No. 151286632.

2.2
2019 Shareholder Rights Plan Agreement with AST Trust Company (Canada) as rights agent, dated June 6, 2019, and ratified and approved by Shareholders on June 6, 2019, filed under 6-K on June 11, 2019, Film No. 19889959.

2.3	Indenture, dated as of October 15, 2018, among the Company, certain guarantors, and Regions Bank, as Trustee, filed under 6-K on October 15, 2018, Film No. 181122845.

4.1	Description of Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.

4.2
Amended Executive Stock Option Plan incorporated herein by reference to S-8 filed November 7, 2012, File No. 333-184797. Executive Stock Option Plan (as amended and consolidated to June 11, 2014) filed under 6-K on June 18, 2014, Film No. 14928713.

4.3	Stock Appreciation Rights Plan, as amended, filed under 20-F on March 31, 2016, Film No. 161541654.

4.4	Amended and Restated Deferred Share Unit Plan.

4.5	Amended and Restated Performance and Restricted Share Unit Plan.

4.6	Credit Agreement filed under 6-K on June 19, 2018, Film No. 18906246. Amendment No. 1 to Credit Agreement and Limited Consent filed under 6-K on July 25, 2019, Film No. 19972669.

4.7	Polyair Stock Purchase Agreement, filed under 20-F on March 28, 2019, Film No. 19709932.

4.8	2019 Executive Stock Option Plan, filed under 20-F on March 28, 2019, Film No. 19709932.

8.1	A list of all of the Company’s significant subsidiaries is set forth in Item 4C of this Form 20-F.

10.1
During 2019, the Company was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR. The Company’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which the Company’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

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

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Human Resources and Compensation Committee Charter, as amended.

15.3	Audit Committee Charter, as amended.

15.4	Corporate Governance and Nominating Committee Charter, as amended.

15.5	Executive Committee Charter, as amended.

15.6	Human Rights Policy Statement, as amended.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Intertape Polymer Group Inc.

By: /s/ Gregory A.C. Yull
Gregory A.C. Yull, Chief Executive Officer

Dated March 25, 2020

Intertape Polymer Group Inc.
Consolidated Financial Statements
December 31, 2019, 2018 and 2017

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
The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on June 6, 2019 to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Its reports indicating the scope of its audits and its opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 12, 2020

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
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2019 based on the criteria established in the “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2019 based on those criteria.
The Company’s internal control over financial reporting as of December 31, 2019 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 12, 2020

Report of Independent Registered
Public Accounting Firm

To the Shareholders and Directors of
Intertape Polymer Group Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Intertape Polymer Group Inc. (the “Company”) as of December 31, 2019 and 2018, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019 and 2018, and the results of its consolidated operations and its consolidated cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 12, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Adoption of New Accounting Standard
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for leases in 2019 due to the adoption of IFRS 16 - Leases.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the Company’s Audit Committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Evaluation of the recoverability of the carrying value of goodwill and indefinite-lived intangible assets
As described in Note 13 to the consolidated financial statements, the Company evaluates the recoverability of the carrying value of goodwill and indefinite-lived intangible assets annually or when events or changes in circumstances indicate a potential impairment has occurred.
The Company exercises significant judgment in determining the recoverability of the carrying values split by cash-generating units (CGUs), which the Company has identified as the tapes and films CGU, the engineered coated products CGU and the Fibope CGU. In assessing the recoverability, the Company compares the carrying value to the recoverable amount based on the value in use, which is based on discounted cash flows for each CGU, which includes significant management judgment, including projected cash flows, growth rate and discount rate. We identified evaluation of the recoverability of the carrying values of goodwill and indefinite-lived intangible assets as a critical audit matter.
The principal considerations for our determination that evaluation of the recoverability of the carrying values of goodwill and indefinite-lived intangible assets is a critical audit matter are the high level of auditor’s judgment and effort required in performing the audit procedures to evaluate management’s estimates and assumptions mentioned above, which include the use of professionals with specialized skills in valuation.

Our audit procedures related to the Company’s determination of their CGUs recoverable amounts included the following, among others:
–We tested the effectiveness of internal controls related to goodwill and indefinite lived intangible assets, including controls over the determination of value in use, such as management’s judgment in determining projected cash flows, growth rate and discount rate.

–We evaluated the reasonableness of the Company’s discounted cash flows by comparing projections to:

•Historical values;

•Industry data;

•Current communicated business plans and approved budget.

–We used valuation specialists in evaluating the reasonableness of the valuation model used by the Company, including the assumptions such as growth rates and discount rates.

–We tested the completeness and accuracy of the underlying data used in the Company’s valuation model.

–We performed a sensitivity analysis on significant management assumptions used in the valuation model.

We have served as the Company’s auditor since 1981.

Montreal, Canada
March 12, 2020
________________________________________________
1 CPA auditor, CA, public accountancy permit No. A121855

Report of Independent Registered
Public Accounting Firm on Internal
Control over Financial Reporting

To the Shareholders and Directors of
Intertape Polymer Group Inc.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Intertape Polymer Group Inc. (the “Company”) as of December 31, 2019, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in the 2013 Internal Control-Integrated Framework issued by COSO.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of the Company as of December 31, 2019 and 2018 and for each of the three years in the period ended December 31, 2019 and our report dated March 12, 2020 expressed an unqualified opinion on those consolidated financial statements.

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
March 12, 2020
________________________________________________
1 CPA auditor, CA, public accountancy permit No. A121855

Intertape Polymer Group Inc.
Consolidated Earnings
Years ended December 31, 2019, 2018 and 2017
(In thousands of US dollars, except per share amounts)

	2019	2018	2017
	$	$	$
Revenue (Note 21)	1,158,519	1,053,019	898,126
Cost of sales	911,644	834,136	696,719
Gross profit	246,875	218,883	201,407
Selling, general and administrative expenses	136,674	122,466	107,592
Research expenses	12,527	12,024	11,601
	149,201	134,490	119,193
Operating profit before manufacturing facility closures, restructuring and other related charges	97,674	84,393	82,214
Manufacturing facility closures, restructuring and other related charges (Note 4)	5,136	7,060	1,359
Operating profit	92,538	77,333	80,855
Finance costs (income) (Note 3)
Interest	31,690	17,072	7,246
Other expense (income), net	3,314	3,810	(3,398)
	35,004	20,882	3,848
Earnings before income tax expense	57,534	56,451	77,007
Income tax expense (benefit) (Note 5)
Current	17,195	934	6,635
Deferred	(885)	8,868	6,414
	16,310	9,802	13,049
Net earnings	41,224	46,649	63,958

Net earnings (loss) attributable to:
Company shareholders	41,216	46,753	64,224
Non-controlling interests	8	(104)	(266)
	41,224	46,649	63,958

Earnings per share attributable to Company shareholders (Note 6)
Basic	0.70	0.79	1.09
Diluted	0.70	0.79	1.08
The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Years ended December 31, 2019, 2018 and 2017
(In thousands of US dollars)

	2019	2018	2017
	$	$	$
Net earnings	41,224	46,649	63,958
Other comprehensive (loss) income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)	(3,057)	1,433	1,608
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 24)	(503)	(531)	—
Deferred tax benefit due to enactment of US tax reform legislation (Note 5)	—	—	116
Change in cumulative translation adjustments	(7,798)	(153)	4,734
Net gain (loss) arising from hedge of a net investment in foreign operations (2) (Note 24)	10,235	(9,421)	—
Items that will be reclassified subsequently to net earnings	(1,123)	(8,672)	6,458
Remeasurement of defined benefit liability (3) (Note 20)	589	2,286	89
Deferred tax expense due to enactment of US tax reform legislation (Note 5)	—	—	(714)
Items that will not be reclassified subsequently to net earnings	589	2,286	(625)
Other comprehensive (loss) income	(534)	(6,386)	5,833
Comprehensive income for the year	40,690	40,263	69,791
Comprehensive income (loss) for the year attributable to:
Company shareholders	40,783	40,828	69,777
Non-controlling interests	(93)	(565)	14
	40,690	40,263	69,791

(1)	Presented net of deferred income tax (benefit) expense of ($359) in 2019, ($463) in 2018 and $750 in 2017.

(2)	Presented net of deferred income tax expense of $45 in 2019, nil in 2018 and 2017.

(3)	Presented net of deferred income tax expense of $173 in 2019, $730 in 2018, and $213 in 2017.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2017
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interest	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2016	59,060,335	351,203	29,585	(19,511)	(136)	(19,647)	(124,605)		236,536	6,407	242,943
Transactions with owners
Exercise of stock options (Note 18)	226,875	1,362							1,362		1,362
Change in excess tax benefit on exercised share-based awards (Note 5)		597	(597)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			(3,135)						(3,135)		(3,135)
Share-based compensation (Note 18)			(7,828)				(4,183)	(6)	(12,011)		(12,011)
Share-based compensation expense credited to capital on options exercised (Note 18)		495	(495)						—		—
Repurchases of common shares (Note 18)	(487,300)	(2,898)					(4,553)		(7,451)		(7,451)
Dividends on common shares (Note 18)							(33,030)		(33,030)		(33,030)
	(260,425)	(444)	(12,055)				(41,766)		(54,265)		(54,265)
Net earnings (loss)							64,224		64,224	(266)	63,958
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)					1,608	1,608			1,608		1,608
Remeasurement of defined benefit liability (2) (Note 20)							89		89		89
Deferred tax benefit (expense) due to enactment of US tax reform legislation (Note 5)					116	116	(714)		(598)		(598)
Change in cumulative translation adjustments				4,454		4,454			4,454	280	4,734
				4,454	1,724	6,178	(625)		5,553	280	5,833
Comprehensive income for the year				4,454	1,724	6,178	63,599		69,777	14	69,791
Derecognition of non-controlling interest put options related to Powerband (3)							8,810		8,810		8,810
Recognition of the call option redemption liability related to Powerband (Note 24)							(12,725)		(12,725)		(12,725)
Non-controlling interest arising from investment in Capstone (4)										15	15
Capital transactions with non-controlling shareholders of Capstone (5)										153	153
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722

(1)	Presented net of deferred income tax expense of $750.

(2)	Presented net of deferred income tax expense of $213.

(3)
"Powerband" refers to the Company's subsidiary Powerband Industries Private Limited. On September 16, 2016 the Company acquired a 74% interest in Powerband. On November 16, 2018, the Company acquired the remaining 26% interest and as a result, owns all of the issued and outstanding common shares of Powerband after this transaction. Refer to Note 24 for additional information.

(4)
"Capstone" refers to the Company's purchase of 99.7% of the shares in Capstone Polyweave Private Limited on June 23, 2017. As of December 31, 2019, the Company held a 55% controlling ownership stake in Capstone. Refer to Note 19 for additional information.

(5)	On July 19, 2017, the non-controlling shareholders of Capstone acquired 99,000 additional shares of Capstone for a purchase price of approximately $153.

(6)	Presented net of income tax benefit of $1,620.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2018
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722
Transactions with owners
Exercise of stock options (Note 18)	67,500	618							618		618
Change in excess tax benefit on exercised share-based awards (Note 5)		7	(7)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			(737)						(737)		(737)
Share-based compensation (Note 18)			467				(472)	(4)	(5)		(5)
Share-based compensation expense credited to capital on options exercised (Note 18)		179	(179)						—		—
Repurchases of common shares (Note 18)	(217,100)	(1,296)					(1,263)		(2,559)		(2,559)
Dividends on common shares (Note 18)							(32,943)		(32,943)		(32,943)
	(149,600)	(492)	(456)				(34,678)		(35,626)		(35,626)
Net earnings (loss)							46,753		46,753	(104)	46,649
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)					1,433	1,433			1,433		1,433
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 24)					(531)	(531)			(531)		(531)
Remeasurement of defined benefit liability (2) (Note 20)							2,286		2,286		2,286
Change in cumulative translation adjustments				308		308			308	(461)	(153)
Net loss arising from hedge of a net investment in foreign operations (Note 24)				(9,421)		(9,421)			(9,421)	—	(9,421)
				(9,113)	902	(8,211)	2,286		(5,925)	(461)	(6,386)
Comprehensive income (loss) for the year				(9,113)	902	(8,211)	49,039		40,828	(565)	40,263
Non-controlling interest arising from investment in Polyair (3) (Note 19)										421	421
Capital transactions with non-controlling shareholders of Capstone (Note 19)										11,102	11,102
Recognition of non-controlling interest put options arising from the Capstone Acquisition (Note 24)							(10,888)		(10,888)		(10,888)
Derecognition of call option redemption liability related to Powerband (Note 24)							1,434		1,434		1,434
Acquisition of the non-controlling interest of Powerband (Note 24)							5,966		5,966	(5,966)	—
Balance as of December 31, 2018	58,650,310	350,267	17,074	(24,170)	2,490	(21,680)	(95,814)		249,847	11,581	261,428

(1)	Presented net of deferred income tax benefit of $463.

(2)	Presented net of deferred income tax expense of $730.

(3)
As part of the acquisition of Polyair Inter Pack Inc. (“Polyair”), on August 3, 2018, the Company indirectly obtained a controlling 50.1% interest in the Polyair subsidiary GPCP Inc. Refer to Note 19 for additional information.

(4)	Presented net of income tax benefit of $126.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2019
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2018	58,650,310	350,267	17,074	(24,170)	2,490	(21,680)	(95,814)		249,847	11,581	261,428
Transactions with owners
Exercise of stock options (Note 18)	359,375	3,278							3,278		3,278
Change in excess tax benefit on exercised share-based awards (Note 5)		38	(38)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			21						21		21
Share-based compensation (Note 18)			701				(56)	(4)	645		645
Share-based compensation expense credited to capital on options exercised (Note 18)		976	(976)						—		—
Dividends on common shares (Note 18)							(33,834)		(33,834)		(33,834)
	359,375	4,292	(292)				(33,890)		(29,890)		(29,890)
Net earnings							41,216		41,216	8	41,224
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)					(3,057)	(3,057)			(3,057)		(3,057)
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 24)					(503)	(503)			(503)		(503)
Remeasurement of defined benefit liability (2) (Note 20)							589		589		589
Change in cumulative translation adjustments				(7,697)		(7,697)			(7,697)	(101)	(7,798)
Net gain arising from hedge of a net investment in foreign operations (3) (Note 24)				10,235		10,235			10,235	—	10,235
				2,538	(3,560)	(1,022)	589		(433)	(101)	(534)
Comprehensive income (loss) for the period				2,538	(3,560)	(1,022)	41,805		40,783	(93)	40,690
Balance as of December 31, 2019	59,009,685	354,559	16,782	(21,632)	(1,070)	(22,702)	(87,899)		260,740	11,488	272,228

(1)	Presented net of deferred income tax benefit of $359.

(2)	Presented net of deferred income tax expense of $173.

(3)	Presented net of deferred income tax expense of $45.

(4)	Presented net of income tax benefit of $3.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Years ended December 31, 2019, 2018 and 2017
(In thousands of US dollars)

	2019	2018	2017
	$	$	$
OPERATING ACTIVITIES
Net earnings	41,224	46,649	63,958
Adjustments to net earnings
Depreciation and amortization	61,415	44,829	36,138
Income tax expense	16,310	9,802	13,049
Interest expense	31,690	17,072	7,246
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	799	6,136	133
Impairment of inventories	2,877	716	801
Share-based compensation expense	501	1,914	3,291
Pension and other post-retirement expense related to defined benefit plans	2,073	2,695	2,730
(Gain) loss on foreign exchange	(790)	1,933	(2,578)
Other adjustments for non-cash items	4,823	928	(1,958)
Income taxes paid, net	(11,995)	(1,577)	(6,452)
Contributions to defined benefit plans	(1,261)	(13,802)	(4,143)
Cash flows from operating activities before changes in working capital items	147,666	117,295	112,215
Changes in working capital items
Trade receivables	(3,893)	(9,660)	(6,847)
Inventories	4,341	(30,388)	(9,969)
Other current assets	127	(6,523)	89
Accounts payable and accrued liabilities and share-based compensation liabilities, current	(11,571)	19,215	(1,493)
Provisions	(1,658)	859	(1,863)
	(12,654)	(26,497)	(20,083)
Cash flows from operating activities	135,012	90,798	92,132
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	—	(165,763)	(67,027)
Purchases of property, plant and equipment	(48,165)	(75,781)	(85,312)
Purchase of intangible assets	(2,259)	(1,558)	(1,914)
Other investing activities	1,508	(173)	1,338
Cash flows from investing activities	(48,916)	(243,275)	(152,915)
FINANCING ACTIVITIES
Proceeds from borrowings	190,673	991,917	257,021
Repayment of borrowings and lease liabilities	(225,902)	(762,622)	(162,107)
Payments of debt issue costs	(70)	(7,862)	(683)
Interest paid	(32,934)	(10,901)	(7,360)
Proceeds from exercise of stock options	3,278	618	1,362
Repurchases of common shares	(329)	(2,160)	(7,451)
Dividends paid	(33,992)	(32,776)	(33,199)
Acquisition of non-controlling interest in Powerband through settlement of call option	—	(9,869)	—
Cash outflow from capital transactions with non-controlling interest in Capstone	—	(2,630)	—
Other financing activities	411	452	154
Cash flows from financing activities	(98,865)	164,167	47,737
Net (decrease) increase in cash	(12,769)	11,690	(13,046)
Effect of foreign exchange differences on cash	1,165	(2,132)	1,183
Cash, beginning of year	18,651	9,093	20,956
Cash, end of year	7,047	18,651	9,093

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	December 31, 2019	December 31, 2018
	$	$
ASSETS
Current assets
Cash	7,047	18,651
Trade receivables (Note 24)	133,176	129,285
Inventories (Note 7)	184,937	190,675
Other current assets (Note 8)	22,287	24,395
	347,447	363,006
Property, plant and equipment (Note 9)	415,311	377,076
Goodwill (Note 11)	107,677	107,714
Intangible assets (Note 12)	115,049	122,389
Deferred tax assets (Note 5)	29,738	25,069
Other assets (Note 10)	10,518	9,586
Total assets	1,025,740	1,004,840

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	145,051	154,838
Share-based compensation liabilities, current (Note 18)	4,948	5,066
Provisions, current (Note 16)	1,766	2,262
Borrowings and lease liabilities, current (Notes 14 and 15)	26,319	14,389
	178,084	176,555
Borrowings and lease liabilities, non-current (Notes 14 and 15)	482,491	485,596
Pension, post-retirement and other long-term employee benefits (Note 20)	17,018	14,898
Share-based compensation liabilities, non-current (Note 18)	4,247	4,125
Non-controlling interest put options (Note 24)	13,634	10,499
Deferred tax liabilities (Note 5)	46,669	42,321
Provisions, non-current (Note 16)	3,069	4,194
Other liabilities (Note 17)	8,300	5,224
Total liabilities	753,512	743,412
EQUITY
Capital stock (Note 18)	354,559	350,267
Contributed surplus (Note 18)	16,782	17,074
Deficit	(87,899)	(95,814)
Accumulated other comprehensive loss	(22,702)	(21,680)
Total equity attributable to Company shareholders	260,740	249,847
Non-controlling interests	11,488	11,581
Total equity	272,228	261,428
Total liabilities and equity	1,025,740	1,004,840

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Consolidated Financial Statements
December 31, 2019
(In US dollars, tabular amounts in thousands, except shares, per share data and as otherwise noted)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, USA. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada. Details of the Parent Company and its subsidiaries (together referred to as the “Company”) are set out in Note 2.
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2019 and 2018, as well as its consolidated earnings, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2019. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars and are rounded to the nearest thousands, except for per share amounts.
The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 12, 2020.
New Standards adopted as of January 1, 2019
IFRS 16 - Leases ("IFRS 16"), which replaced International Accounting Standards ("IAS") 17 - Leases ("IAS 17") along with three Interpretations (IFRIC 4 ‘Determining whether an Arrangement contains a Lease’ ("IFRIC 4"), SIC 15 ‘Operating Leases-Incentives’ and SIC 27 ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’), introduced a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees, as well as new disclosure requirements. IFRS 16 became effective for annual reporting periods beginning on or after January 1, 2019. The new standard has been applied using the modified retrospective approach and as a result, prior periods have not been restated. The Company has made use of the practical expedient available on transition to IFRS 16 not to reassess whether a contract is or contains a lease and the definition of a lease in accordance with IAS 17 and IFRIC 4 will continue to apply to those leases entered or modified before January 1, 2019 ("the date of initial application"). For those leases previously classified as finance leases, the right-of-use asset and lease liability are measured at the date of initial application at the same amounts as under IAS 17 immediately before the date of initial application. The Company has applied recognition exemptions across its complete portfolio of leased assets for short-term leases and leases of low value items. Furthermore, the Company has used certain relevant practical expedients available under the modified retrospective approach. Specifically, these include (i) applying a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) relying on the assessment of whether leases are onerous applying IAS 37 Provisions, Contingent Liabilities and Contingent Assets immediately before the date of initial application as an alternative to performing an impairment review, (iii) excluding leases for which the lease term ends within twelve months of the date of initial application, (iv) excluding initial direct costs from the measurement of the right-of-use asset at the date of initial application, and (v) using hindsight, such as in determining the lease term if the contract contains options to extend or terminate the lease. The Company has also elected to measure the right-of-use assets at an amount equal to the lease liability adjusted for any prepaid or accrued lease payments that existed at the date of initial application.

The adoption of this new guidance resulted in changes to the balance sheet as of January 1, 2019. The following is a reconciliation of financial statement line items from IAS 17 to IFRS 16 as of January 1, 2019:

Lease details	Financial statement line item	Carrying amount as of December 31, 2018 (1)	Reclassification	Additions upon transition to IFRS 16	Carrying amount as of January 1, 2019
		$	$	$	$
Right-of-use assets	Property, plant and equipment	20,060	(430)	31,484	51,114
Lease liabilities, current	Borrowings and lease liabilities, current	(1,441)	—	(4,611)	(6,052)
Lease liabilities, non-current	Borrowings and lease liabilities, non-current	(4,271)	—	(26,873)	(31,144)
Deferred rent, current	Accounts payable and other accrued liabilities	(83)	83	—	—
Deferred rent, non-current	Other liabilities	(347)	347	—	—
Total		13,918	—	—	13,918

(1)Represents finance lease liabilities, deferred rent and related assets under IAS 17.

On transition to IFRS 16 the weighted average incremental borrowing rate applied to lease liabilities recognized was 6.6%. This rate was based on market rates as of January 1, 2019 for a BB- rated industrial company issuing debt for maturities ranging from three months to ten years.

The following is a reconciliation of total operating lease commitments as of December 31, 2018 to the lease liabilities recognized as of January 1, 2019:

Lease amounts
$
Total operating lease commitments as of December 31, 2018	35,544
Recognition exemptions:
Leases of low value assets	(226)
Leases with remaining lease term of less than 12 months	(2,093)
Other minor adjustments relating to commitment disclosures	(670)
Operating lease liabilities before discounting	32,555
Discounted using incremental borrowing rate	(5,754)
Reasonably certain extension options	4,683
Operating lease liabilities recognized under IFRS 16 as of January 1, 2019	31,484
Finance lease liabilities	5,712
Total lease liabilities recognized under IFRS 16 as of January 1, 2019	37,196

Other pronouncements and amendments
In the current year, the Company has applied a number of other amendments to IFRS and Interpretations issued by the IASB that are effective for annual periods beginning on or after January 1, 2019. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

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

On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework is effective on January 1, 2020. The revised Conceptual Framework does not constitute a substantial revision from the previously effective guidance but does provide additional guidance on topics not previously covered such as presentation and disclosure, revised definitions of an asset and a liability, as well as new guidance on measurement and derecognition. The adoption of the revised Conceptual Framework is not expected to have a material impact on the consolidated financial statements.

On September 26, 2019, the IASB published Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of interest rate benchmark reform. The amendments are effective on January 1, 2020. Management has completed its analysis of the guidance and does not expect it to materially impact the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s financial statements.
Basis of Measurement
The consolidated financial statements have been prepared on the historical cost basis, except for certain financial instruments that are measured at revalued amounts or fair values at the end of each reporting period and the Company’s pension plans, post-retirement plans and other long-term employee benefit plans, as explained in the accounting policies below.  Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 - Share-based Payment, leasing transactions that are within the scope of IFRS 16, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 - Inventories or value in use in IAS 36 - Impairment of Assets.

The principal accounting policies adopted are set out below.
Basis of Consolidation
The consolidated financial statements include the accounts of the Parent Company and entities controlled by the Company (its subsidiaries). Control is achieved when (i) the Company has power over the investee, (ii) is exposed, or has rights, to variable returns from its involvement with the investee; and (iii) has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
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
Non-controlling interests in subsidiaries is presented in the consolidated balance sheets as a separate component of equity that is distinct from shareholders' equity.
All intercompany assets and liabilities, equity, income, expenses and cash flows relating to transactions between subsidiaries of the Company are eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities.
Powerband and Capstone have a fiscal year-end of March 31 due to Indian legislation. However, for consolidation purposes, the financial information for Powerband and Capstone is presented as of the same date as the Parent Company. All other subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Parent Company.
Details of the Parent Company’s subsidiaries are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held as of:
			December 31, 2019	December 31, 2018
Better Packages, Inc.	Manufacturing	United States	100%	100%
BP Acquisition Corporation (1)	Holding	United States	—%	100%
Cantech Industries, Inc. (1)	Manufacturing	United States	—%	100%
Capstone Polyweave Private Limited	Manufacturing	India	55%	55%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%	100%
GPCP, Inc.	Manufacturing	United States	50.1%	50.1%
Intertape Polymer Corp.	Manufacturing	United States	100%	100%
Intertape Polymer Europe GmbH	Distribution	Germany	100%	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%	100%
Intertape Polymer Japan GK	Distribution	Japan	100%	100%
Intertape Polymer Woven USA Inc.	Manufacturing	United States	100%	100%
Intertape Woven Products Services, S.A. de C.V.	Non-operating	Mexico	100%	100%
Intertape Woven Products, S.A. de C.V.	Non-operating	Mexico	100%	100%
IPG (US) Holdings Inc.	Holding	United States	100%	100%
IPG (US) Inc.	Holding	United States	100%	100%
IPG Luxembourg Finance S.à.r.l. (2)	Financing	Luxembourg	—%	100%
IPG Mauritius Holding Company Ltd	Holding	Mauritius	100%	100%
IPG Mauritius II Ltd	Holding	Mauritius	100%	100%
IPG Mauritius Ltd	Holding	Mauritius	100%	100%
Polyair Canada Limited	Manufacturing	Canada	100%	100%
Polyair Corporation	Manufacturing	United States	100%	100%
Powerband Industries Private Limited	Manufacturing	India	100%	100%
Spuntech Fabrics Inc.	Holding	Canada	100%	100%

(1) Liquidated and dissolved as of December 31, 2019.
(2) Liquidated and dissolved as of August 28, 2019.

Business Acquisitions
The Company applies the acquisition method of accounting for business acquisitions. The consideration transferred by the Company to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred, and the equity interests issued by the Company. Acquisition costs are expensed as incurred.
Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. If the initial accounting for a business combination is incomplete by the end of the reporting period in which the combination occurs, the Company reports provisional amounts for the items for which the accounting is incomplete. Those provisional amounts are adjusted during the measurement period (which cannot exceed one year from the acquisition date), or additional assets or liabilities are recognized, to reflect new information obtained about facts and circumstances that existed as of the acquisition date that, if known, would have affected the amounts recognized as of that date.
Refer to Note 19 for more information regarding business acquisitions.
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
Foreign Currency Translation
Functional and presentation currency
The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which such entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, Canadian dollar ("CDN"), Indian rupee ("INR") and Euro. The Parent Company's functional currency is CDN, which is different than the Company's presentation currency. The Company elected to present its consolidated financial statements in US dollars as it is the predominate currency of the consolidated entities and as a result most of the Company's cash flows are in US dollars.
Foreign currency transactions and balances

Transactions denominated in currencies other than the functional currency of a consolidated entity are translated into the functional currency of that entity using the exchange rates prevailing at the date of each transaction.

At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.
Foreign exchange gains or losses arising on settlement or translation of monetary items are recognized in earnings in finance costs - other expense (income), net in the period in which they arise, except when deferred in other consolidated comprehensive income (loss) ("OCI") as a qualifying hedge (refer to Note 24). Tax charges and credits attributable to exchange differences on qualifying hedges are also recognized in OCI.
Foreign operations
In the Company's consolidated financial statements, all assets, liabilities and transactions of entities with a functional currency other than the US dollar are translated to US dollars upon consolidation. The functional currencies of entities within the Company have remained unchanged during the reporting period.
On consolidation, assets and liabilities have been translated to US dollars using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at each month-end’s average exchange rate. The resulting translation adjustments are recognized in the cumulative translation adjustment account within accumulated OCI in equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in earnings as part of the gain or loss on sale.
Goodwill arising on the acquisition of a foreign entity is treated as an asset of the foreign entity and translated at the closing rate. Exchange differences arising are charged or credited to OCI and recognized in the cumulative translation adjustment account within accumulated OCI in equity.
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
Revenue Recognition
The Company recognizes revenues from the sale of goods classified within five product categories: Tape, Film, Engineered Coated Products, Protective Packaging and Other. Refer to Note 21 for additional information on revenue by product category and geographical location.
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
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use are added to the cost of those assets during the period of time that is necessary to complete and prepare the asset for its intended use. All other borrowing costs are recognized in earnings within interest in finance costs in the period in which they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.
Research Expenses
Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.

Government Grants

Grants from governments are recognized at their fair value when there is a reasonable assurance that the grant will be received and / or earned, and any specified conditions will be met.

Grants received in relation to the purchase and construction of plant and equipment are included in non-current liabilities as deferred income in other liabilities and are recognized in earnings on a straight-line basis over the estimated useful life of the related asset.
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
Deferred share units
On February 17, 2017, the Board of Directors approved an amendment to the deferred share unit ("DSU") plan to provide for only cash settlement of DSU awards. As a result of the amendment, the Company remeasured the fair value of the DSU awards on the amendment date and continues to do so prospectively at each reporting date and at settlement. There was no incremental fair value granted as a result of those modifications. The fair value of DSUs is based on the volume weighted average trading price ("VWAP") of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the end of each reporting period. As a result, the amount of expense recognized can vary due to changes in the stock price from period to period until the DSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, as the Company does not have an unconditional right to defer settlement of the liabilities for at least twelve months after the reporting period end date. DSUs received as a result of a grant are expensed immediately. DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period.
Prior to the amendment, DSUs were to be settled in common shares of the Company and the expense was based on the grant date fair value of the awards with a corresponding adjustment through contributed surplus.

Performance share units
On February 17, 2017, the Board of Directors approved an amendment to the performance share unit ("PSU") plan to provide for only cash settlement of PSU awards. As a result of the amendment, the Company remeasured the fair value of the PSU awards on the amendment date and continues to do so prospectively at each reporting date and at settlement. There was no incremental fair value granted as a result of these modifications.
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
PSUs granted prior to December 31, 2017 are subject to a market performance condition as well as a time-based vesting condition. Accordingly, the fair value of PSUs granted prior to December 31, 2017 is based on the Monte Carlo valuation model at each reporting period end date. PSUs granted subsequent to December 31, 2017 are subject to a market (50 percent) and non-market performance condition (50 percent) as well as a time-based vesting condition. Accordingly, the fair value of PSUs granted subsequent to December 31, 2017 is based 50 percent on the Monte Carlo valuation model at each reporting date and 50 percent on the Company's VWAP of common shares on the TSX for the five consecutive trading days immediately preceding the reporting period end multiplied by the number of PSUs expected to vest based on estimated achievement of non-market performance criteria at the reporting period end. Expense is recognized over the vesting period. As a result, the amount of expense recognized can vary due to changes in the model variables, stock price and estimated achievement of non-market performance criteria, from period to period, until the PSUs are settled, expire or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. The cash payment at settlement is calculated based on the number of settled PSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
Restricted share units
The restricted share unit ("RSU") expense is determined based on the fair value of the liability at the end of the reporting period. The fair value of RSUs is based on the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the end of each reporting period. The RSUs are expensed over the vesting period. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. The cash payment at settlement is calculated based on the number of settled RSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
Refer to Note 18 for more information regarding share-based payments.

Income Taxes

Current and deferred taxes are recognized in the consolidated statement of earnings, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.
Current tax
Current tax is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries in which the Company operates and generates taxable income.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. A provision is recognized for those matters for which the tax determination is uncertain, but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgment of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice. As of

December 31, 2019 and 2018, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized.
Deferred tax

Deferred tax is the tax expected to be payable or recoverable on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which they can be utilized. This is assessed based on the Company’s forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit.
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
Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off the recognized amounts and the deferred taxes relate to the same taxable entity and the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.
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

Classification and initial measurement of financial assets

The Company’s financial assets consist of cash, trade receivables, supplier rebates and other receivables, and interest rate swap agreements.

Financial assets, other than those designated and effective as hedging instruments, are classified at initial recognition as either:

•	measured at amortized cost,

•	fair value through earnings, or

•	fair value through OCI.

The classification of financial assets at initial recognition depends on the financial asset's contractual cash flow characteristics and the Company's business model for managing them.

In the case of financial assets not at fair value through earnings, and with the exception of trade receivables that do not contain a significant financing component, the Company initially measures a financial asset at its fair value adjusted for transaction costs.

In the case of financial assets at fair value through earnings, transaction costs directly attributable to the acquisition of financial assets or financial liabilities are recognized immediately in earnings.

Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15 - Revenue from Contracts with Customers. Refer to the accounting polices discussed above in Revenue Recognition.

Subsequent measurement

In subsequent periods, the measurement of financial instruments depends on their classification. The classification is determined by both the Company’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as fair value through earnings):

•	the financial asset is held within a business model whose objective is to hold the financial assets and collect its contractual cash flows

•	the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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

In the periods presented the Company does not have any financial assets categorized as fair value through OCI.

Financial assets that are held within a different business model other than ‘hold to collect’ or ‘hold to collect and sell’ are categorized at fair value through earnings. Further, irrespective of business model, financial assets with cash flows that are not solely payments of principal and interest are classified and measured at fair value through earnings. Assets in this category are measured at fair value with gains or losses recognized in earnings. The fair values of financial assets in this category are determined by reference to active market transactions or using a valuation technique where no active market exists. All derivative financial instruments fall into this category, except for those designated and effective as hedging instruments, for which the hedge accounting requirements apply (see below).
Impairment of financial assets
The Company recognizes a loss allowance for expected credit losses arising from financial assets. The amount of expected credit losses is updated at each reporting date to reflect changes in credit risk since initial recognition of the respective financial instrument.
The Company applies a simplified approach for calculating expected credit losses for trade and other receivables. The Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix. Refer to Note 24 for a detailed analysis of how the impairment requirements of IFRS 9 - Financial Instruments ("IFRS 9") are applied.
Classification and measurement of financial liabilities
The Company’s financial liabilities include accounts payable and accrued liabilities (excluding employee benefits), borrowings (excluding finance lease liabilities under IAS 17 and lease liabilities under IFRS 16), non-controlling interest put options , interest rate swap agreements and amounts due to the former shareholders of Polyair (refer to Note 19).
Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designated a financial liability at fair value through earnings. Subsequently, financial liabilities are measured at amortized cost using the effective interest method, except for derivatives and financial liabilities designated at fair value through earnings. The Company's accounts payable and accrued liabilities (excluding employee benefits), borrowings (excluding finance lease liabilities under IAS 17 and lease liabilities under IFRS 16) and amounts payable to the former shareholders of Polyair (refer to Note 19) fall into this category of financial instruments.
Derivatives (other than those that are designated and effective as hedging instruments) and financial liabilities designated at fair value through earnings are carried subsequently at fair value with gains or losses recognized in earnings. The Company's non-controlling interest put options fall into this category of financial instruments. Changes in the fair value of the non-controlling interest put options are recognized in earnings in finance costs. Refer to Note 24 for more information regarding the fair value measurement and classification of put options relating to the Capstone non-controlling interest.

All interest related charges for financial liabilities measured at amortized cost are recognized in earnings in finance costs. Discounting is omitted where the effect of discounting is immaterial.
Derivative instruments and hedging

Derivatives are recognized initially at fair value at the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The resulting gain or loss is recognized in earnings immediately unless the derivative is designated and effective as a hedging instrument, in which event, the timing of the recognition in earnings depends on the nature of the hedge relationship.

Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Derivatives are not offset in the financial statements unless the Company has both a legally enforceable right and intention to offset.

A derivative is presented as a non-current asset or a non-current liability if the remaining maturity of the instrument is more than twelve months and it is not due to be realized or settled within twelve months. Other derivatives are presented as current assets or current liabilities.

The Company applies hedge accounting to arrangements that qualify and are designated for hedge accounting treatment.
For the purpose of hedge accounting, hedges are classified as:

•	fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;

•
cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or

•	hedges of a net investment in foreign operations.
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
At inception of a hedge relationship and at each subsequent reporting date, the Company evaluates if the hedging relationship qualifies for hedge accounting under IFRS 9, which requires the following conditions to be met:

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
Refer to Note 24 for more information regarding interest rate swap agreements.
Hedge of a net investment in foreign operations
Hedges of a net investment in foreign operations, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for similar to cash flow hedges. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognized in OCI and any gains or losses relating to the ineffective portion are recognized in the statement of earnings. On disposal of a foreign operation, the cumulative value of any such gains or losses recorded in equity is reclassified immediately in earnings.
The Company uses some of its borrowings as a hedge of its exposure to foreign exchange risk on its investments in foreign operations.
Refer to Note 24 for more information regarding net investment hedging.
Cash

Cash comprises cash at banks and on hand.
Inventories
Inventories consists of raw materials, works in process, finished goods and parts and supplies.
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
Net realizable value of raw materials, works in process, finished goods is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling expenses.
Parts and supplies are measured at the lower of cost or net realizable value. Net realizable value of parts and supplies is the estimated replacement cost.

Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation, accumulated impairment losses and the applicable investment tax credits earned. The cost of an item of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs and the initial estimate of the costs of dismantling and removing the item and restoring the leased site on which it is located.
Depreciation is recognized using the straight-line method over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	3 to 60
Manufacturing equipment and related major components	4 to 30
Computer equipment and software	3 to 15
Furniture, office equipment and other	3 to 10
Assets related to restoration provisions	Expected remaining term of the lease

Right-of-use assets are depreciated over the shorter period of the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset.
The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed at each reporting date, or more frequently when there is an indication that they have changed and adjusted if necessary.
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

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in earnings in the category consistent with the function of the property, plant and equipment.
Depreciation expense is recognized in earnings in the expense category consistent with the function of the property, plant and equipment.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business acquisitions. Goodwill is carried at cost less accumulated impairment losses.

Intangible Assets

Intangible assets acquired separately
When intangible assets are purchased with a group of assets, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use. Intangible assets with finite lives are carried at cost less accumulated amortization and accumulated impairment losses. Intangible assets with indefinite lives that are acquired separately are carried at cost less accumulated impairment losses.

Internally generated intangible assets
For capitalized internally developed software, directly attributable costs include employee costs incurred on solution development and implementation along with an appropriate portion of borrowing costs. Where no internally generated intangible asset can be recognized, development expenditure is recognized in the earnings in the period in which it is incurred. Subsequent to initial recognition, internally generated intangible assets are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.

Intangible assets acquired in a business combination

Intangible assets acquired in a business combination and recognized separately from goodwill are recognized initially at their fair value at the acquisition date (which is regarded as their cost). Subsequent to initial recognition, intangible assets acquired in a business combination are reported at cost less accumulated amortization and accumulated impairment losses, on the same basis as intangible assets that are acquired separately.
Intangible assets with finite lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized using the straight-line method over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6 to 15
Customer lists, license agreements and software	2 to 20
Patents and trademarks being amortized	2 to 13
Non-compete agreements	3 to 10
The amortization methods, useful lives and residual values related to intangible assets are reviewed at each reporting date, or more frequently when there is an indication that they have changed and adjusted if necessary. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.
The Company has trademarks and trade names which are identifiable intangible assets for which the expected useful life is indefinite. The trademarks and trade names represent the value of brand names acquired in business acquisitions which management expects will provide benefit to the Company for an indefinite period.
When an intangible asset is disposed, the gain or loss on disposal is determined as the difference between the proceeds and the carrying amount of the asset and is recognized in earnings in the expense category consistent with the function of the intangible asset.
Impairment Testing of Long-Lived Assets

At each reporting date, the Company reviews the carrying amounts of its intangible assets, goodwill and property, plant and equipment to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, or when annual impairment testing is required for intangible assets, such as applications software not yet available for use and the trademark and trade names with indefinite useful lives, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units or "CGU"). As a result, some assets are tested individually for impairment and some are tested at CGU level. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs. Goodwill is allocated to those CGUs that are expected to benefit from synergies of related business acquisitions and represent the lowest level within the group at which management monitors goodwill.
The recoverable amount is the higher of its value in use and its fair value less costs of disposal. To determine the value in use, management estimates the expected future cash flows from each CGU and determines a suitable discount rate in order to calculate the present value of those cash flows. Fair value less costs to sell is the price that would be received to sell an asset or CGU in an orderly transaction between market participants, less the cost of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the corresponding property, plant and equipment or intangible asset. Impairment losses recognized in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets of the unit or group of units pro rata based on the carrying amount of each asset in the unit or group of units.
With the exception of goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset, and if appropriate, record a partial or an entire reversal of the impairment. The increased carrying amount of an asset attributable to a reversal of an impairment loss would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. An impairment loss recognized for goodwill cannot be reversed in a subsequent period.
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
Provisions
Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are measured at the present value of the expected consideration to settle the obligation which, when the effect of the time value of money is material, is determined using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision during the period to reflect the passage of time is recognized in earnings as a finance cost.
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
A provision is recorded in connection with the estimated future costs to restore leased property to their original condition, as required by the terms and conditions of the lease, and are recognized when the obligation is incurred, either at the commencement date of the lease or as a consequence of having used the underlying asset during a particular period of the lease, at the Company's best estimate of the expenditure that would be required to restore the asset. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet under the captions provisions, and property, plant and equipment (buildings), respectively. The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the expected lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to depreciation and interest.

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
Defined contribution plans
A defined contribution plan is a post-retirement benefit plan under which the Company pays fixed contributions into a separate entity and to which it will have no legal or constructive obligation to pay future amounts. The Company contributes to several state plans, multi-employer plans and insurance funds for individual employees that are considered defined contribution plans. Contributions to defined contribution pension plans are recognized as an employee benefit expense in consolidated earnings in the periods during which services are rendered by employees.
Defined benefit plans
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
The asset or liability related to a defined benefit plan recognized in the consolidated balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for the asset ceiling and minimum funding liabilities. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows. Discount rates are determined close to each year-end by reference to market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity approximating the terms of the related pension benefit obligation.
Current service cost is recognized as an employee benefit expense in consolidated earnings in the periods during which services are rendered by employees and is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan's active participants.Net interest expense is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. Net interest expense is recognized as an employee benefit expense in consolidated earnings. Past service costs are recognized as an expense in consolidated earnings immediately following the introduction of, or changes to, a pension plan. Gains and losses on settlement of a defined benefit plan are recognized in consolidated earnings when the settlement occurs. Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling, the effect of minimum funding requirements and the return on plan assets (excluding amounts included in net interest expense) are recognized immediately in OCI, net of income taxes, and in deficit.
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

Other
A liability is recognized for benefits to employees in respect of wages and salaries, annual leave and sick leave that are expected to be settled wholly within twelve months after the end of the period in which the employees render the related service are recognized in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liabilities are presented as accounts payable and accrued liabilities in the balance sheet.
Leases

As described in the section entitled New Standards adopted as of January 1, 2019, the Company has applied IFRS 16 using the modified retrospective approach and therefore comparative information has not been restated. This means comparative information is still reported under IAS 17 and IFRIC 4.

Accounting policy applicable from January 1, 2019

The Company assesses whether a contract is or contains a lease, at inception of the contract. Contracts that meet the definition of a lease are recognized on the balance sheet as a right-of-use asset and a corresponding lease liability, unless they are determined to be low value (such as small office equipment) or short-term leases (defined as leases with a lease term of 11 months or less). Lease payments related to low value and short-term leases are recognized in earnings on a straight-line basis over the lease term. The classification of a short-term lease is re-assessed if the terms of the lease are changed.

At the lease commencement date, the lease liability is measured as the present value of the lease payments unpaid at that date, including non-lease components, discounted using the interest rate implicit in the lease if that rate is readily available or the Company’s incremental borrowing rate determined by reference to current market rates for a similarly rated industrial company issuing debt for maturities approximating the term of the lease. Lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings in finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Lease payments included in the measurement of the lease liability are made up of fixed payments (including in substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.

At the lease commencement date, the right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received). Right-of-use assets are depreciated on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. Lease term includes extension and early termination options when it is reasonably certain that the Company will exercise the option.

The lease liability is remeasured to reflect any reassessment or modification, and the corresponding adjustment is reflected in the right-of-use asset, or earnings if the right-of-use asset is already fully depreciated.

In the consolidated balance sheets, the right-of-use assets have been included under the caption property, plant and equipment and lease liabilities are presented under the caption borrowings and lease liabilities, current for amounts expected to settle in the next twelve months and borrowings and lease liabilities, non-current for amounts expected to settle in more than twelve months.

Variable lease payments that are not recognized as a lease liability include usage charges on manufacturing equipment, inventory handling charges at warehouses and common area maintenance on office buildings and manufacturing facilities. Variable lease payments are expensed in the period they are incurred.

Accounting policy applicable prior to January 1, 2019

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

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. The corresponding lease liability is presented under the caption borrowings and lease liabilities, current for amounts expected to settle in the next twelve months and borrowings and lease liabilities, non-current for amounts expected to settle in more than twelve months. Minimum lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings in finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.
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
Accumulated other comprehensive income consists of the cumulative translation adjustment account and the reserve for cash flow hedges. The cumulative translation adjustment account comprises all foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different than US dollars, as well as the effective portion of the foreign currency differences arising from the Company's hedge of its net investment in foreign operations. The reserve for cash flow hedges includes gains and losses on certain derivative financial instruments designated as hedging instruments until such time as the hedged forecasted cash flows affect earnings.
Deficit includes all current and prior period earnings or losses, the excess of the purchase price paid over the carrying value of common share repurchases, dividends on common shares, the remeasurement of the defined benefit liability net of income tax expense (benefit), and the impacts of the derecognition and recognition of non-controlling interest put and call options (discussed in Note 24).
Share Repurchases
The purchase price of the common shares repurchased equal to its carrying value is recorded in capital stock in the consolidated balance sheet and in the statement of consolidated changes in equity. The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity as a share repurchase premium. Refer to Note 18 for additional information on share repurchases.
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

Determination of the aggregation of operating segments
The Company uses judgment in the aggregation of operating segments for financial reporting and disclosure purposes. In doing so, management has determined that there are two operating segments consisting of a tape, film, protective packaging and machinery segment and an engineered coated product segment. The Company has aggregated these two operating segments into one reporting segment due to similar characteristics including the nature of goods and services provided to its customers, methods used in the sale and distribution of those goods and services, types of customers comprising its customer base, and the regulatory environment in which the Company operates.
Estimation Uncertainty
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to depreciation and amortization if there are indicators of impairment. Goodwill allocated to CGUs and intangible assets with indefinite useful lives are tested annually, regardless of the existence of impairment indicators. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use is based on discounted estimated future cash flows, which are derived from management's financial forecast models for the estimated remaining useful lives of the assets or CGUs and do not include restructuring activities to which the Company is not yet committed nor any anticipated significant future investments expected to enhance the performance of the asset or CGU being tested. The calculated value in use varies depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes.
Refer to Note 13 for more information regarding impairment testing.
Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. These assumptions are developed by management with the assistance of independent actuaries and are based on current actuarial benchmarks and management’s historical experience. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 20 for more information regarding the assumptions related to the pension, post-retirement and other long-term employee benefit plans.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions, and may have transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. As of December 31, 2019 and 2018, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized. Refer to Note 5 for more information regarding income taxes.
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

Right-of-use assets and lease liabilities

Extension and early termination options are included in a number of leases across the Company. These are used to maximize operational flexibility in terms of managing assets used in the Company's operations. In determining the lease term and lease payments to be included in the measurement of the corresponding right-of-use asset and lease liability, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise an early termination option. Extension options (or periods after early termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not early terminated). The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. Refer to Note 15 for information regarding lease liabilities.
Net realizable value of inventories
Inventories are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories, management takes into account the most reliable evidence available at the time the estimate is made. Provisions for slow-moving and obsolete inventories are made based on the age and estimated net realizable value of inventories. The assessment of the provision involves management judgment and estimates associated with expected disposition of the inventory. Refer to Note 7 for information regarding inventories and write-downs of inventories.
Allowance for expected credit loss and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 24 for more information regarding the allowance for doubtful accounts and the related credit risks.
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
The Company's provisions include environmental and restoration obligations, termination benefits and other and litigation provisions. Refer to Note 16 for more information regarding provisions.
Share-based compensation
The estimation of share-based compensation fair value and expense requires the selection of an appropriate pricing model.
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

The model used by the Company for PSU awards subject to a market performance condition is the Monte Carlo simulation model. The Monte Carlo model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares as well as those of a peer group and the risk-free interest rate commensurate with the term of the awards. For PSU awards subject to a non-market performance condition, management estimates the expected achievement of performance criteria using long-range forecasting models.
Refer to Note 18 for more information regarding share-based payments.
Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 19 for more information regarding business acquisitions.
3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	227,043	197,155	170,657
Termination benefits (Note 16)	2,274	1,861	204
Share-based compensation expense (Note 18)	501	1,914	3,291
Pension, post-retirement and other long-term employee benefit plans (Note 20):
Defined benefit plans	2,139	2,768	2,811
Defined contributions plans	7,142	3,471	4,699
	239,099	207,169	181,662
Finance costs - Interest
Interest on borrowings and lease liabilities	32,472	17,443	7,973
Amortization and write-off of debt issue costs on borrowings	1,194	1,906	651
Interest capitalized to property, plant and equipment	(1,976)	(2,277)	(1,378)
	31,690	17,072	7,246
Finance costs - other expense (income), net
Foreign exchange (gain) loss	(790)	1,945	(2,663)
Put option valuation loss (gain) (Note 24)	3,339	—	(1,833)
Other costs, net	765	1,865	1,098
	3,314	3,810	(3,398)
Additional information
Depreciation of property, plant and equipment (Note 9)	51,030	38,548	32,409
Amortization of intangible assets (Note 12)	10,385	6,281	3,729
Impairment of assets, net (Note 13)	4,549	6,936	1,433

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2019 under the caption manufacturing facility closures, restructuring and other related charges:

	2019	2018	2017
	$	$	$
Impairment of property, plant and equipment, net	669	4,839	289
Equipment relocation	156	—	147
Revaluation and impairment of inventories, net	130	1,297	163
Termination benefits and other labor related costs	1,874	1,043	2
Restoration and idle facility costs	1,978	268	308
Professional fees	393	31	87
Other (recoveries) costs	(64)	(418)	363
	5,136	7,060	1,359
Charges incurred during the year ended December 31, 2019 were mainly the result of the Montreal, Quebec manufacturing facility closure at the end of 2019 and the Johnson City, Tennessee manufacturing facility closure at the end of 2018. Charges incurred were composed of $4.3 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.8 million in non-cash impairments of property, plant and equipment and inventory.

Charges incurred during the year ended December 31, 2018 were mainly the result of the Johnson City, Tennessee manufacturing facility closure and were composed of $6.1 million of non-cash impairments of property, plant and equipment and inventory as well as $0.9 million in cash charges mainly related to termination benefits and other labor related costs.

Charges incurred during the year ended December 31, 2017 were primarily related to small scale restructuring initiatives associated with acquisition integration efforts, as well as charges related to product trials and other post-closure activities of the Columbia, South Carolina manufacturing facility.

As of December 31, 2019, restructuring provisions of $2.0 million are included in provisions ($2.6 million in 2018) and $0.2 million in accounts payable and accrued liabilities ($0.1 million in 2018). Refer to Note 16 for more information on provisions.
5 - INCOME TAXES
On December 22, 2017, the Tax Cuts and Jobs Act (“TCJA”) was enacted into law in the US. The TCJA significantly changed the previously existing US tax laws and includes numerous provisions that had an immediate effect on the Company’s business and affects certain aspects of the Company's business going forward. These changes included, but were not limited to, (i) a reduction in the statutory corporate tax rate from 35% to 21%, (ii) an enhancement and extension through 2026 of bonus depreciation, (iii) limitations and eliminations of certain deductions, (iv) a one-time transition tax on deemed repatriation of deferred foreign income, and (v) new tax regimes impacting how foreign-derived earnings and cross-border intercompany transactions may be subject to US tax. During the year ended December 31, 2017, the Company recognized a net tax benefit of approximately $9.6 million primarily due to the remeasurement of the US net deferred tax liability using the lower US corporate tax rate provided under the TCJA.

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
	%	%	%
Combined Canadian federal and provincial income tax rate	28.4	28.4	28.8
Foreign earnings/losses taxed at higher income tax rates	0.2	0.4	6.8
Foreign earnings/losses taxed at lower income tax rates	(4.8)	(5.1)	(0.6)
Impact of TCJA enactment	—	—	(12.4)
Prior period adjustments	0.5	(3.4)	—
Nondeductible expenses	1.1	3.9	0.4
Impact of other differences	(2.3)	(0.7)	(2.3)
Nontaxable dividend	—	(8.6)	(6.6)
Canadian deferred tax assets not recognized	4.3	2.5	—
(Recognition) derecognition of deferred tax assets	(1.3)	—	2.8
Proposed tax assessment	2.2	—	—
Effective income tax rate	28.3	17.4	16.9
The major components of income tax expense (benefit) are outlined below for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
	$	$	$
Current income tax expense	17,195	934	6,635
Deferred tax expense (benefit)
TCJA reduction in US corporate statutory rate	—	—	(10,122)
(Recognition) derecognition of US deferred tax assets	(701)	(182)	885
US temporary differences	3,988	10,427	15,668
Canadian deferred tax assets not recognized	2,474	1,297	—
(Recognition) derecognition of Canadian deferred tax assets	(22)	—	412
Canadian temporary differences	(5,678)	(1,548)	1,202
Temporary differences in other jurisdictions	(946)	(1,126)	(1,631)
Total deferred income tax (benefit) expense	(885)	8,868	6,414
Total tax expense for the year	16,310	9,802	13,049

The amount of income taxes relating to components of OCI for each of the years in the three-year period ended December 31, 2019 is outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2019
Deferred tax expense on remeasurement of defined benefit liability	762	(173)	589
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	(3,416)	359	(3,057)
Deferred tax expense on gain arising from hedge of a net investment in foreign operations	10,280	(45)	10,235
	7,626	141	7,767

For the year ended December 31, 2018
Deferred tax expense on remeasurement of defined benefit liability	3,016	(730)	2,286
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	970	463	1,433
	3,986	(267)	3,719

For the year ended December 31, 2017
Deferred tax expense on remeasurement of defined benefit liability	302	(213)	89
Deferred tax expense on change in fair value of interest rate swap agreements designated as cash flow hedges	2,358	(750)	1,608
	2,660	(963)	1,697

Deferred tax expense due to TCJA reduction in US statutory rate			(598)
The amount of recognized deferred tax assets and liabilities is outlined below:

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2019
Tax credits, losses, carryforwards and other tax deductions	11,638	—	11,638
Property, plant and equipment	16,654	(44,150)	(27,496)
Pension and other post-retirement benefits	3,966	—	3,966
Share-based payments	1,766	—	1,766
Accounts payable and accrued liabilities	6,022	—	6,022
Goodwill and other intangibles	7,028	(22,893)	(15,865)
Trade and other receivables	688	—	688
Inventories	1,918	—	1,918
Other	1,340	(908)	432
Deferred tax assets and liabilities	51,020	(67,951)	(16,931)

Presented in the consolidated balance sheets as:

December 31, 2019
$
Deferred tax assets	29,738
Deferred tax liabilities	(46,669)
(16,931)

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2018
Tax credits, losses, carryforwards and other tax deductions	11,147	—	11,147
Property, plant and equipment	13,910	(38,290)	(24,380)
Pension and other post-retirement benefits	3,798	—	3,798
Share-based payments	2,508	—	2,508
Accounts payable and accrued liabilities	5,659	—	5,659
Goodwill and other intangibles	6,998	(25,343)	(18,345)
Trade and other receivables	633	—	633
Inventories	2,262	—	2,262
Other	5	(539)	(534)
Deferred tax assets and liabilities	46,920	(64,172)	(17,252)
Presented in the consolidated balance sheets as:

December 31, 2018
$
Deferred tax assets	25,069
Deferred tax liabilities	(42,321)
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
As of December 31, 2019, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US and Canadian operating entities will be realized. Accordingly, the Company continues to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the deferred tax assets at the Canadian corporate holding entity, the Parent Company, management determined it appropriate that the Parent Company's deferred tax assets should continue not to be recognized as of December 31, 2019. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.
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

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2018:

	Balance January 1, 2018	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in OCI	Recognized in deficit	Business acquisitions	Balance December 31, 2018
	$	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	11,387	(3,051)	—	—	—	2,811	11,147
Property, plant and equipment	15,661	(1,751)	—	—	—	—	13,910
Pension and other post-retirement benefits	7,175	(2,604)	—	(773)	—	—	3,798
Share-based payments	4,532	(867)	(744)	—	(413)	—	2,508
Accounts payable and accrued liabilities	3,894	740	—	—	—	1,025	5,659
Goodwill and other intangibles	7,950	(952)	—	—	—	—	6,998
Trade and other receivables	344	277	—	—	—	12	633
Inventories	1,939	478	—	—	—	(155)	2,262
Other	466	190	—	—	—	(651)	5
	53,348	(7,540)	(744)	(773)	(413)	3,042	46,920
Deferred tax liabilities
Property, plant and equipment	(28,208)	(6,462)	—	—	—	(3,620)	(38,290)
Goodwill and other intangibles	(9,692)	3,262	—	—	—	(18,913)	(25,343)
Other	(1,590)	588	—	463	—	—	(539)
	(39,490)	(2,612)	—	463	—	(22,533)	(64,172)
Deferred tax assets and liabilities	13,858	(10,152)	(744)	(310)	(413)	(19,491)	(17,252)
Impact due to foreign exchange rates		1,284	—	43	—
Total recognized		(8,868)	(744)	(267)	(413)

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2019:

	Balance January 1, 2019	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in OCI	Recognized in deficit	Balance reclassified to other current assets	Balance December 31, 2019
	$	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	11,147	2,503	—	—	—	(2,012)	11,638
Property, plant and equipment	13,910	2,744	—	—	—	—	16,654
Pension and other post-retirement benefits	3,798	333	—	(165)	—	—	3,966
Share-based payments	2,508	(728)	(17)	—	3	—	1,766
Accounts payable and accrued liabilities	5,659	363	—	—	—	—	6,022
Goodwill and other intangibles	6,998	30	—	—	—	—	7,028
Trade and other receivables	633	55	—	—	—	—	688
Inventories	2,262	(344)	—	—	—	—	1,918
Other	5	1,380	—	(45)	—	—	1,340
	46,920	6,336	(17)	(210)	3	(2,012)	51,020
Deferred tax liabilities
Property, plant and equipment	(38,290)	(5,860)	—	—	—	—	(44,150)
Goodwill and other intangibles	(25,343)	2,450	—	—	—	—	(22,893)
Other	(539)	(726)	—	357	—	—	(908)
	(64,172)	(4,136)	—	357	—	(2,012)	(67,951)
Deferred tax assets and liabilities	(17,252)	2,200	(17)	147	3	—	(16,931)
Impact due to foreign exchange rates		(1,315)	—	(6)	—
Total recognized		885	(17)	141	3
Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2019	December 31, 2018
	$	$
Tax losses, carryforwards and other tax deductions	51,134	39,787
Share-based payments	3,457	2,417
	54,591	42,204

The following table presents the amounts and expiration dates relating to unused tax credits in Canada for which no asset is recognized in the consolidated balance sheets as of December 31:

	2019	2018
	$	$
2019	—	1,172
2020	541	518
2021	204	196
2022	466	446
2023	230	221
2024	217	208
2025	367	352
2026	281	269
2027	256	245
2028	298	285
2029	237	227
2030	216	207
2031	316	303
2032	190	182
2033	233	223
2034	206	197
2035	547	525
2036	359	344
2037	260	249
2038	651	581
2039	651	—
Total tax credits derecognized	6,726	6,950
The following table presents the year of expiration of the Company’s operating losses carried forward in Canada as of December 31, 2019:

	Deferred tax assets not recognized
	Federal	Provincial
	$	$
2027	6,144	6,144
2028	7,502	7,502
2029	912	912
2030	3,042	3,042
2031	1,694	1,694
2037	1,168	1,168
2038	7,647	7,647
2039	11,814	11,814
	39,923	39,923
In addition, the Company has (i) consolidated state losses of $40.7 million (with expiration dates ranging from 2020 to 2038) for which a tax benefit of $0.6 million has not been recognized; (ii) stand alone state losses of $71.7 million (with expiration dates ranging from 2020 to 2038) for which a tax benefit of $2.5 million has not been recognized; (iii) US. state credits of $0.1 million that were recognized in the current year; and (iv) $15.7 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE

The weighted average number of common shares outstanding is as follows for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
Basic	58,798,488	58,815,526	59,072,119
Effect of stock options	190,646	268,649	371,933
Effect of PSUs	—	—	143,717
Diluted	58,989,134	59,084,175	59,587,769

There were 505,812 and 242,918 stock options that were anti-dilutive and excluded from the calculation of weighted average diluted common shares for the year ended December 31, 2019 and 2018, respectively. There were no stock options that were anti-dilutive and excluded from the calculation of weighted average diluted common shares for the year ended December 31, 2017.

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

The effect of PSUs included in the calculation of weighted average diluted shares outstanding includes the following for the year ended December 31, 2017:

2017
PSUs which met the performance criteria	885,879

7 - INVENTORIES

Inventory is composed of the following for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Raw materials	52,617	52,157
Work in process	29,927	30,017
Finished goods	81,605	88,307
Parts and supplies	20,788	20,194
	184,937	190,675

The Company recorded impairments of inventories to net realizable value in the Company’s consolidated earnings as an expense for each of the years in the three-year period ended December 31, 2019 as follows:

	2019	2018	2017
	$	$	$
Impairments recorded in manufacturing facility closures, restructuring and other related charges	634	1,297	338
Reversals of impairments recorded in manufacturing facility closures, restructuring and other related charges	(504)	—	(175)
Impairments recorded in cost of sales	2,877	716	801
	3,007	2,013	964

Refer to Note 13 for information regarding impairments of inventories.

The amount of inventories included in the Company’s consolidated earnings in cost of sales for each of the years in the three-year period ended December 31, 2019 is as follows:

	2019	2018	2017
	$	$	$
Inventories recognized in cost of sales	836,600	771,224	646,702
8 - OTHER CURRENT ASSETS
Other current assets are composed of the following for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Prepaid expenses	8,892	8,424
Sales and other taxes receivable and credits	5,747	4,873
Income taxes receivable and prepaid	3,977	6,202
Supplier rebates receivable	1,533	2,006
Reserve for inventory returns	1,003	1,227
Other	1,135	1,663
	22,287	24,395

9 - PROPERTY, PLANT AND EQUIPMENT

The following table outlines the changes to property, plant and equipment during the year ended December 31, 2018:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2017	12,110	127,073	627,400	42,502	2,705	37,835	849,625
Additions – separately acquired	—	—	—	—	—	74,712	74,712
Additions through business acquisitions	2,400	5,720	28,619	146	163	1,334	38,382
Assets placed into service	—	10,330	42,114	1,876	785	(55,105)	—
Disposals	—	(180)	(4,667)	(230)	(137)	—	(5,214)
Category reclassifications	(1,641)	4,229	(2,588)	—	—	—	—
Foreign exchange and other	(793)	(1,755)	(8,632)	(243)	(58)	(1,107)	(12,588)
Balance as of December 31, 2018	12,076	145,417	682,246	44,051	3,458	57,669	944,917
Accumulated depreciation and impairments
Balance as of December 31, 2017	609	66,294	430,168	36,652	2,108	274	536,105
Depreciation	—	5,615	30,154	2,245	534	—	38,548
Impairments	370	820	3,649	—	—	84	4,923
Disposals	—	(118)	(4,305)	(229)	(128)	—	(4,780)
Foreign exchange and other	—	(1,035)	(5,662)	(208)	(48)	(2)	(6,955)
Balance as of December 31, 2018	979	71,576	454,004	38,460	2,466	356	567,841
Net carrying amount as of December 31, 2018	11,097	73,841	228,242	5,591	992	57,313	377,076

The following table outlines the changes to property, plant and equipment during the year ended December 31, 2019:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2018	12,076	145,417	682,246	44,051	3,458	57,669	944,917
Adjustment on transition to IFRS 16	—	27,960	1,914	—	1,180	—	31,054
Additions – right-of-use assets	—	11,844	1,701	—	203	—	13,748
Additions – separately acquired	—	—	—	—	—	48,376	48,376
Assets placed into service	581	13,105	73,708	2,174	563	(90,131)	—
Disposals	(360)	(3,776)	(8,889)	(1,622)	(136)	(960)	(15,743)
Category reclassifications	—	(1,488)	1,488	—	—	—	—
Foreign exchange and other	(105)	769	3,445	121	26	(543)	3,713
Balance as of December 31, 2019	12,192	193,831	755,613	44,724	5,294	14,411	1,026,065
Accumulated depreciation and impairments
Balance as of December 31, 2018	979	71,576	454,004	38,460	2,466	356	567,841
Depreciation (1)	—	11,208	36,810	2,326	1,121	—	51,465
Impairments	—	236	1,211	149	18	607	2,221
Impairment reversals	—	—	(751)	—	—	—	(751)
Disposals	(360)	(2,501)	(7,996)	(1,595)	(105)	(960)	(13,517)
Foreign exchange and other	(10)	536	2,849	113	10	(3)	3,495
Balance as of December 31, 2019	609	81,055	486,127	39,453	3,510	—	610,754
Net carrying amount as of December 31, 2019	11,583	112,776	269,486	5,271	1,784	14,411	415,311

(1)
The difference between the depreciation additions presented above and depreciation expense included in the Company’s consolidated earnings is the amortization of government grants recognized in deferred income for the purchase and construction of plant and equipment in the amount of $0.4 million as of December 31, 2019. When the assets are placed into service, the deferred income is recognized as a credit to depreciation expense through cost of sales on a systematic basis over the related assets’ useful lives. Refer to Note 14 for additional information on the Company's forgivable government loans.

Capital expenditures incurred in the year ended December 31, 2019 were primarily to support the end stages of strategic initiatives completed during 2019 including: the greenfield manufacturing facilities in India and the capacity expansion project at the Midland, North Carolina manufacturing facility. Capital expenditures were also incurred to support other smaller-scale strategic and growth initiatives, including projects to support the integration of acquired operations. As of December 31, 2019, the Company had commitments to suppliers to purchase machinery and equipment totalling $9.0 million primarily to support smaller-scale strategic and growth initiatives. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.
Capital expenditures incurred in the year ended December 31, 2018 were primarily to support the greenfield manufacturing facilities in India as well as capacity expansion at the Midland, North Carolina manufacturing facility and other growth initiatives.
During the year ended December 31, 2019, the loss on disposals amounted to $0.6 million ($0.2 million and $0.3 million loss on disposals in 2018 and 2017, respectively).
Supplemental information regarding property, plant and equipment is as follows for the years ended:

	December 31, 2019	December 31, 2018
Interest capitalized to property, plant and equipment	$1,976	$2,277
Weighted average capitalization rates	7.56%	7.64%

Additional information on the carrying amount of the right-of-use assets by class of assets and related depreciation expense is as follows as of and for the year ended December 31, 2019:

	Buildings	Manufacturing equipment	Furniture, office equipment and other	Total
	$	$	$	$
Carrying amount	36,263	18,348	866	55,477
Depreciation expense	5,331	3,248	796	9,375

Additional information on the carrying amount of leases under finance lease obligations by class of assets and related depreciation expense is as follows as of and for the year ended December 31, 2018:

	Buildings	Manufacturing equipment	Furniture, office equipment and other	Total
	$	$	$	$
Carrying amount	1,526	18,233	301	20,060
Depreciation expense	451	2,263	315	3,029

10 - OTHER ASSETS

Other assets are composed of the following for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Corporate owned life insurance held in grantor trust	5,992	4,210
Pension benefits (1)	1,966	—
Deposits	1,179	1,194
Prepaid software licensing	960	1,173
Cash surrender value of officers’ life insurance	386	358
Interest rate swap agreements (2)	—	2,605
Other	35	46
	10,518	9,586

(1)	Refer to Note 20 for additional information regarding employee benefit plans.

(2)	Refer to Note 24 for additional information regarding the fair value of interest rate swap agreements.
11 - GOODWILL
The following table outlines the changes in goodwill during the period:

Total
$
Balance as of December 31, 2017	41,690
Acquired through business acquisitions (1)	69,136
Foreign exchange	(3,112)
Balance as of December 31, 2018	107,714
Foreign exchange	(37)
Balance as of December 31, 2019	107,677

(1)	Refer to Note 19 for additional information regarding business combinations.

12 - INTANGIBLE ASSETS

The following tables outline the changes in intangible assets during the period:

	Distribution rights	Customer contracts	License agreements	Customer lists	Software (1)	Patents/ Trademark/Trade names (2)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2017	2,879	1,107	302	32,641	4,891	8,935	8,720	59,475
Additions – separately acquired	—	—	—	—	1,617	16	—	1,633
Additions through business acquisitions	—	—	—	75,683	—	6,810	380	82,873
Foreign exchange and other	(224)	(86)	—	(2,075)	19	(723)	(733)	(3,822)
Balance as of December 31, 2018	2,655	1,021	302	106,249	6,527	15,038	8,367	140,159
Accumulated amortization and impairments
Balance as of December 31, 2017	2,879	1,107	217	4,877	1,299	505	1,273	12,157
Amortization	—	—	7	4,698	557	101	918	6,281
Foreign exchange and other	(224)	(86)	—	(265)	19	2	(114)	(668)
Balance as of December 31, 2018	2,655	1,021	224	9,310	1,875	608	2,077	17,770
Net carrying amount as of December 31, 2018	—	—	78	96,939	4,652	14,430	6,290	122,389

	Distribution rights	Customer contracts	License agreements	Customer lists	Software (1)	Patents/ Trademark/Trade names (2)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2018	2,655	1,021	302	106,249	6,527	15,038	8,367	140,159
Additions – separately acquired	—	—	—	—	2,588	—	—	2,588
Disposals	(2,728)	(1,049)	(112)	(811)	(477)	(503)	(198)	(5,878)
Foreign exchange and other	73	28	—	59	(20)	518	(135)	523
Balance as of December 31, 2019	—	—	190	105,497	8,618	15,053	8,034	137,392
Accumulated amortization and impairments
Balance as of December 31, 2018	2,655	1,021	224	9,310	1,875	608	2,077	17,770
Amortization	—	—	7	7,677	1,133	258	1,310	10,385
Disposals	(2,728)	(1,049)	(112)	(811)	(477)	(503)	(198)	(5,878)
Impairments	—	—	72	—	—	—	—	72
Foreign exchange and other	73	28	(1)	(54)	(25)	19	(46)	(6)
Balance as of December 31, 2019	—	—	190	16,122	2,506	382	3,143	22,343
Net carrying amount as of December 31, 2019	—	—	—	89,375	6,112	14,671	4,891	115,049

(1)	Includes $0.4 million and $0.2 million of acquired software licenses during the years ended December 31, 2019 and 2018, respectively.

(2)	Includes trademarks and trade names not subject to amortization totalling $14.4 million and $13.8 million as of December 31, 2019 and 2018, respectively.

The Company holds customer relationships related to its Polyair acquisition with a carrying amount of $64.3 million and $68.8 million as of December 31, 2019 and 2018, respectively. These customer relationships will be fully amortized in the year 2033.
13 - IMPAIRMENT OF ASSETS
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

•
As discussed in Note 19, the Company acquired 100% of the equity value of Polyair in 2018. Polyair continues to be considered by management as a separate CGU, despite integration efforts making significant progress in 2019 and continuing towards furthering operational alignment and interdependency of cash flows within the T&F CGU. Management monitors the goodwill balance of Polyair combined with the T&F CGU assets as it remains focused on achieving its strategic plan of developing significant acquisition synergies, and as a result of those synergies, having greater interdependencies of cash flows. Accordingly, the assets of Polyair are included in the tapes and film impairment test discussed further below (the “T&F Group”).

•
The engineered coated products CGU (“ECP CGU") includes the Company’s ECP manufacturing facilities in the United States and Canada that it owned prior to 2018, as well as the newly-acquired Capstone and Maiweave facilities discussed in Note 19. Capstone and Maiweave are considered to be part of the ECP CGU as they support and expand the Company's operations both in India and domestically in the US.

•	The Company’s other CGU, Fibope, consists of the Company’s operating site in Portugal.
There were no indicators of impairment for any of the CGUs previously described. Due to the existence of recorded goodwill and indefinite-lived intangible assets associated with the T&F Group and the ECP CGU, the Company conducted impairment tests as discussed further below. The tests did not result in any impairment being recognized as of December 31, 2019 and 2018. Unrelated to the impairment tests performed at the CGU level, there were impairments of certain individual assets as disclosed in the impairments table below, which primarily relate to manufacturing facility closures, restructuring and other related charges.
The Company also considers indicators for the reversal of prior impairment charges recorded. This analysis of indicators is based on the recent and projected results of CGUs and specific asset groups that were previously impaired. For the years ended December 31, 2019 and 2018, these analyses did not result in any impairment reversals.
Impairment Testing
All of the Company’s carrying amounts of goodwill, intangible assets with indefinite useful lives and software not yet available for use as of December 31, 2019 and 2018 relate to the T&F Group and the ECP CGU. The Company performed the required annual impairment testing for these asset groups during the fourth quarter of 2019 and 2018. The impairment test for the asset groups was determined based on their value in use. Key assumptions used in each discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required for the asset groups are outlined in the tables below. Reasonably possible changes in the key assumptions below would not be expected to cause the carrying amount of the asset groups to exceed its recoverable amount, in which case an impairment would otherwise be recognized.
Revenue and other future assumptions used in these models were prepared in accordance with IAS 36 – Impairment of Assets and do not include the benefit from obtaining, or the incremental costs to obtain, growth initiatives or cost reduction programs that the Company may be planning but has not yet undertaken within its current asset base.

Details of the key assumptions used in impairment tests performed as of December 31, 2019 are outlined below:

	T&F Group	ECP CGU
Carrying amount allocated to the asset group:
Goodwill	$101,846	$5,831
Intangible assets with indefinite useful lives	$14,359	—
Results of test performed as of December 31, 2019:
Recoverable amount	$1,358,859	$255,258
Forecast period annual revenue growth rates (1)	1.3% in 2020, 2.3-3.1% thereafter	6.3% in 2020, 2.8% in 2021, tapering down to 2.5% thereafter
Discount rate (2)	8.8%	11.6%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of (3)	2.3%	2.5%
Income tax rate (4)	28.0%	27.0%

(1)
For both models, the annual revenue growth rate for the forecast period, is based on projections presented to management and the Board of Directors. The projected revenue growth rates for the period are consistent with the Company's recent history of sales volumes within the asset group, as well as the Company’s expectation that its sales will at least match gross domestic product growth.

For the T&F Group, projections assume that the Company’s revenue will grow consistent with United States gross domestic product average projections, and from anticipated synergies realized from Polyair cross-selling opportunities, included discretely through 2022.

For the ECP CGU, projections expect additional ramping of revenue from the group due to integration and capital expenditure efforts through 2021, and then tapering down to sustained growth levels consistent with United States gross domestic product.

(2)	The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.

(3)	Cash flows beyond the forecast period have been primarily extrapolated at or below the projected long-term average growth rates for the asset groups.

(4)	The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.
Sensitivity analysis performed as of December 31, 2019 using reasonably possible changes in key assumptions above are outlined below:

	T&F Group	ECP CGU
Forecast period annual revenue growth rates	1.3% in 2020, 0% thereafter	6.3% in 2020, 1% thereafter
Discount rate	11.0%	12.6%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of	1.0%	1.0%
Income tax rate	35.0%	37.0%
There was no indication of any impairment resulting from changing the individual assumptions above.

Details of the key assumptions used in impairment tests performed as of December 31, 2018 are outlined below:

	T&F Group	ECP CGU
Carrying amount allocated to the asset group
Goodwill	$101,769	$5,945
Intangible assets with indefinite useful lives	$13,841	—
Results of test performed as of December 31, 2018:
Recoverable amount	$1,428,909	$188,736
Forecast period annual revenue growth rates (1)	13% in 2019, 2.5-3.3% thereafter	32.8% in 2019, 7.6% in 2020, tapering down to 2.5% thereafter
Discount rate (2)	8.8%	11.6%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of (3)	2.5%	2.5%
Income tax rate (4)	25.0%	27.0%

(1)
For both models, the annual revenue growth rates for the forecast period are based on projections presented to management and the Board of Directors. The projected revenue growth rates for the period are consistent with the Company's recent history of sales volumes within the asset group, as well as the Company’s expectation that its sales will at least match gross domestic product growth.

For the T&F Group, the 2019 projections reflect a full year of benefit from owning Polyair. Beyond 2019, the projections assume that the Company’s revenue will grow consistent with United States gross domestic product average projections, and from anticipated synergies realized from Polyair cross-selling opportunities.

For the ECP CGU, the 2019 projection reflects a full year of benefit from Capstone's operations as well as the acquisition of Maiweave. The Company expects additional ramping up of revenue from the group due to integration and capital expenditure efforts in 2020, and then tapering down to sustained growth levels consistent with United States gross domestic product.

(2)	The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.

(3)	Cash flows beyond the forecast period have been primarily extrapolated at or below the projected long-term average growth rates for the asset groups.

(4)	The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.

Sensitivity analysis performed as of December 31, 2018 using reasonably possible changes in key assumptions above are outlined below:

	T&F Group	ECP CGU
Forecast period annual revenue growth rates	10.1% in 2019, 0% thereafter	30.5% in 2019, 3.6% in 2020, tapering down to 1% thereafter
Discount rate	11.0%	13.1%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of	1.0%	1.0%
Income tax rate	35.0%	37.0%
There was no indication of any impairment resulting from changing the individual assumptions above.

Impairments

Impairments recognized during the years ended December 31, 2019 and 2018 and reversals of impairments recognized during the year ended December 31, 2019 are presented in the table below. There were no reversals of impairments recognized during the year ended December 31, 2018.

	2019		2018
	Impairment recognized	Impairment reversed	Impairment recognized
	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Inventories	634	(504)	1,297
Property, plant and equipment
Land	—	—	370
Buildings	236	—	820
Manufacturing equipment	987	(751)	3,649
Computer equipment and software	114	—	—
Furniture, office equipment and other	18	—	—
Construction in progress	65	—	—
	2,054	(1,255)	6,136
Cost of sales
Inventories	2,877	—	716
Property, plant and equipment
Manufacturing equipment	224	—	—
Computer equipment and software	35	—	—
Construction in progress	542	—	84
Intangibles	72	—	—
	3,750	—	800
Total	5,804	(1,255)	6,936
The assets impaired during the year ended December 31, 2019 were primarily impairments of inventories mainly related to slow-moving and obsolete goods as well as assets impaired as a result of the closure of the Montreal, Quebec and Johnson City, Tennessee manufacturing facilities. The assets impaired during the year ended December 31, 2018 were primarily the result of the closure of the Johnson City, Tennessee manufacturing facility. Refer to Note 4 for additional information regarding manufacturing facility closures.
The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell.

14 - BORROWINGS

Borrowings are composed of the following for the years ended:

		December 31, 2019		December 31, 2018
	Maturity	Weighted average effective interest rate	$	Weighted average effective interest rate	$
Senior Unsecured Notes (a)	October 2026	7.00%	245,681	7.00%	245,252
2018 Credit Facility (b)	June 2023	4.04%	185,438	4.26%	219,084
2018 Powerband Credit Facility (c)	Various until August 2023	8.90%	17,294	9.91%	16,338
2018 Capstone Credit Facility (d)	Various until June 2023	7.84%	10,434	7.63%	7,585
Forgivable government loans (e)	January 2024 and 2026	1.25%	4,431	1.25%	6,014
Finance lease liabilities under IAS 17 (f)	Various until June 2022	—	—	3.82%	5,712
Lease liabilities under IFRS 16 (g)	Various until December 2034	6.97%	44,756	—	—
Other borrowings (h)	September 2020	0.75%	776	—	—
Total borrowings			508,810		499,985
Less: current borrowings			26,319		14,389
Total long-term borrowings			482,491		485,596
The aggregate principal amounts of the related borrowings and lease liabilities in the table above are presented net of debt issuance costs of $6.2 million and $7.1 million as of December 31, 2019 and 2018, respectively, and imputed interest of $0.4 million as of December 31, 2019 and 2018, netting to $5.8 million and $6.7 million as of December 31, 2019 and 2018, respectively.
Refer to Note 24 for a maturity analysis on borrowings.

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
As of December 31, 2019, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($245.7 million, net of $4.3 million in unamortized debt issue costs).
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
The indenture contains usual and customary incurrence based covenants which are generally less restrictive than covenants under the 2018 Credit Facility and, among other things, limit the Company's ability to incur additional debt; pay dividends, redeem stock or make other distributions; enter into certain types of transactions with affiliates; incur liens on assets; make certain restricted payments and investments; engage in certain asset sales, including sale and leaseback transactions; agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Company; and merge, consolidate, transfer or dispose of substantially all assets. Certain of these covenants will be suspended if the Senior Unsecured Notes are assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services, Inc. None of these covenants are considered restrictive to the Company’s operations and as of December 31, 2019, the Company was in compliance with all of these debt covenants. The Senior Unsecured Notes are guaranteed by all direct and indirect subsidiaries of the Parent Company that are borrowers or guarantors under the 2018 Credit Facility. Under the terms of the indenture, any direct or indirect subsidiaries that in the future become borrowers or guarantors under the 2018 Credit Facility shall also be guarantors of the Senior Unsecured Notes.

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
The 2018 Credit Facility consists of a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) and a $200.0 million term loan (“2018 Term Loan”). The 2018 Term Loan amortizes $65.0 million until March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance of the 2018 Credit Facility is due upon maturity in June 2023. Any repayments of borrowings under the 2018 Term Loan are not available to be borrowed again in the future.
The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR"), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (150 basis points as of December 31, 2019 and 250 basis points as of December 31, 2018) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.
As of December 31, 2019, the 2018 Term Loan's outstanding principal balance amounted to $185.0 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $2.3 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $187.3 million ($185.4 million, net of $1.9 million in unamortized debt issue costs). Standby letters of credit totalled $3.4 million resulting in total utilization under the 2018 Credit Facility of $190.7 million. Accordingly, the unused availability under the 2018 Credit Facility as of December 31, 2019 amounted to $394.3 million. The Company's capacity to borrow available funds under the 2018 Credit Facility may be limited because of the secured net leverage ratio covenant and other restrictions as defined in the Company's credit agreement.
The 2018 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries who are borrowers or guarantors under the facility.
The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio and a consolidated interest coverage ratio. In July 2019, the Company and its syndicated lending group amended the 2018 Revolving Credit Facility to, among other things, revise the two financial covenant thresholds to account for the associated impacts of new lease accounting guidance implemented on January 1, 2019 requiring operating leases to be accounted for as borrowings (with corresponding interest payments). The amendment provides that the consolidated secured net leverage ratio must not be more than 3.70 to 1.00 (previously 3.50 to 1.00), with an allowable temporary increase to 4.20 to 1.00 (previously 4.00 to 1.00) for the quarters in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters. The amendment also provides that the consolidated interest coverage ratio must not be less than 2.75 to 1.00 (previously 3.00 to 1.00). The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.34 and 5.67, respectively, as of December 31, 2019. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the year ended December 31, 2019.

(c)	2018 Powerband Credit Facility
On July 4, 2018, Powerband, one of the Company's subsidiaries, entered into an INR1,300.0 million ($19.0 million) credit facility (“2018 Powerband Credit Facility”) subsequently replacing Powerband's previous outstanding debt. In December 2018, Powerband amended the 2018 Powerband Credit Facility to reallocate and increase its credit limit by INR 100.0 million ($1.4 million), bringing the total 2018 Powerband Credit Facility limit to INR 1,400.0 million ($19.3 million).
The 2018 Powerband Credit Facility is guaranteed by the Parent Company, and local assets (carrying amount of $36.1 million as of December 31, 2019) are required to be pledged. Powerband is prohibited from granting liens on its assets without the consent of the lender under the 2018 Powerband Credit Facility. Funding under the 2018 Powerband Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. Additionally, under the terms of the 2018 Powerband Credit Facility, Powerband's debt to net worth ratio (as defined by the credit agreement) must be maintained below 3.00. Powerband was in compliance with the debt to net worth ratio (0.60 as of December 31, 2019) as of and for the year ended December 31, 2019.

As of December 31, 2019, the 2018 Powerband Credit Facility credit limit was INR 1,400.0 million ($19.6 million), consisting of:

•
INR 960.0 million ($13.5 million) demand term loan (“2018 Powerband Demand Term Loan”) restricted for capital projects with a bullet repayment after five years, bearing interest based on the prevailing Indian Marginal Cost-Lending Rate ("IMCLR"), maturing in August 2023;

•
INR 65.0 million ($0.9 million) term loan ("2018 Powerband Term Loan") restricted for capital projects, payable in monthly installments over four years, bearing interest based on the prevailing IMCLR, maturing in December 2021; and

•
INR 375.0 million ($5.3 million) working capital loan facility (“2018 Powerband Working Capital Loan Facility”) that renews annually and is due upon demand, bearing interest based on the prevailing IMCLR.

Any repayments of borrowings under the 2018 Powerband Demand Term Loan and 2018 Powerband Term Loan facility are not available to be borrowed again in the future.
As of December 31, 2019, the 2018 Powerband Demand Term Loan's outstanding balance amounted to INR 960.0 million ($13.5 million), the 2018 Powerband Term Loan's outstanding balance amounted to INR 40.7 million ($0.6 million), and the 2018 Powerband Working Capital Loan Facility’s outstanding balance was INR 236.7 million ($3.3 million), for a total gross outstanding balance under the 2018 Powerband Credit Facility of INR 1,237.4 million ($17.4 million). Net of INR 3.2 million ($0.1 million) unamortized debt issue costs, the 2018 Powerband Credit Facility outstanding balance was INR 1,234.2 million ($17.3 million). Including INR 1.8 million (less than $0.1 million) in letters of credit, total utilization under the 2018 Powerband Credit Facility amounted to INR 1,239.2 million ($17.4 million). The 2018 Powerband Credit Facility's unused availability as of December 31, 2019 amounted to INR 136.5 million ($1.9 million), composed of uncommitted funding.
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.

(d)	2018 Capstone Credit Facility
On February 6, 2018, Capstone, one of the Company's subsidiaries, entered into an INR 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") for financing capital expenditures and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") and bears interest based on the prevailing IMCLR. Certain term loans borrowed under the Capstone Term Loan Facility mature in September 2020 and are repaid in equal quarterly installments. Any repayments of borrowings under the Capstone Term Loan Facility are not available to be borrowed again in the future. The remainder of the 2018 Capstone Credit Facility matures in June 2023. Funding under the Capstone Term Loan Facility is committed, while the Capstone Working Capital Facility is uncommitted. Borrowings under the 2018 Capstone Credit Facility are guaranteed by the Parent Company and are otherwise unsecured.
As of December 31, 2019, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.7 million). The Capstone Term Loan Facility had an outstanding balance of INR 571.1 million ($8.0 million), and the Capstone Working Capital Facility outstanding balance was INR 173.0 million ($2.4 million) for a total gross outstanding amount of INR 744.1 million ($10.4 million). Including INR 17.4 million ($0.3 million) in letters of credit, total utilization under the 2018 Capstone Credit Facility amounted to INR 761.5 million ($10.7 million). As of December 31, 2019, the 2018 Capstone Credit Facility's unused availability was INR 199.6 million ($2.8 million), composed entirely of uncommitted funding.
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.

(e)	Forgivable government loans
In August 2015, one of the Company’s wholly-owned subsidiaries entered into a partially forgivable loan. The loan was entered into with Agencia para Investmento Comercio Externo de Portugal, EPE ("AICEP"), the Portuguese agency for investment and external trade, as part of financing a capital expansion project. Based on the terms of the agreement, 50% of the loan will be forgiven in 2020 based on satisfying certain 2019 targets, including financial metrics and headcount additions. As of March 12, 2020, the AICEP has not provided the Company notice of loan forgiveness, however, based on 2019 results, the Company determined there was reasonable assurance the forgiveness requirements would be satisfied and as a result, 50% of the balance, or €2.1 million ($2.4 million) was reclassified to deferred income in other liabilities.
The partially forgivable loan is non-interest bearing with semi-annual installments of principal due from July 2018 through January 2024.

To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary.
The loan had an outstanding balance of €3.9 million ($4.4 million) as of December 31, 2019 and €4.4 million ($5.1 million) as of December 31, 2018. The difference between the gross proceeds and the fair value of the loan, which totalled €1.7 million ($1.9 million) as of December 31, 2019 (€4.3 million ($4.9 million) as of December 31, 2018) is the amount reclassified based on the Company's determination that the forgiveness requirements were satisfied and the benefit derived from the interest-free loan which are both recognized as deferred income in other liabilities until the assets are placed into service. When the capital expansion assets are placed into service, the deferred income is recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. The unamortized deferred income is €2.0 million ($2.2 million) as of December 31, 2019 (€0.2 million ($0.3 million) as of December 31, 2018) and is included in the Company's consolidated balance sheet in the caption other liabilities.
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
To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary. The loan had an outstanding balance of €2.4 million ($2.7 million) as of December 31, 2019 and €1.0 million ($1.2 million) as of December 31, 2018. The difference between the gross proceeds and the fair value of the loan, which totalled €2.3 million ($2.5 million) as of December 31, 2019 and €0.9 million ($1.1 million) as of December 31, 2018 is the benefit derived from the interest-free loan and is recognized as deferred income. When the capital expansion assets are placed into service, the deferred income is recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. The unamortized deferred income is €0.2 million ($0.2 million) as of December 31, 2019 (€0.1 million ( $0.1 million) as of December 31, 2018) and is included in the Company's consolidated balance sheet in the caption other liabilities.
Imputed interest expense is recorded over the life of the loans so that at the end of the loan periods the amounts to be reimbursed will equal the nominal amounts. Interest expense of less than $0.1 million was recognized on these loans during the years ended December 31, 2019 and 2018.
USD amounts presented above are translated from Euros and are impacted by fluctuations in the USD and Euro exchange rates.

(f)	Finance lease liabilities under IAS 17
As of December 31, 2018, the Company's obligations under finance lease liabilities were for the rental of a building, computer hardware, manufacturing equipment and office equipment. The finance lease liabilities related to manufacturing equipment included a secured debt equipment finance agreement for qualifying US capital expenditures during the period of May 2012 through March 31, 2014 totalling $25.7 million, payable in monthly installments, including interest, over the applicable terms with a last payment date of April 1, 2019. Upon transition to IFRS 16, for these leases previously classified as finance leases under IAS 17, the right-of-use asset and lease liability are measured at the date of initial application at the same amounts as under IAS 17 immediately before the date of initial application. Refer to Note 2 and Note 15 for more information regarding the transition to IFRS 16 and lease liabilities.
(g)     Lease liabilities under IFRS 16
Refer to Note 15 for more information regarding lease liabilities.

(h)     Term and other loans

One of the Company’s wholly-owned subsidiaries has a short-term credit line for up to €2.5 million ($2.8 million) for the purpose of financing a capital expansion project. As of December 31, 2019, €0.7 million ($0.8 million) of the short-term credit line was utilized. Accordingly, the unused availability as of December 31, 2019 amount to €1.8 million ($2.0 million). The credit line bears interest at the rate of the twelve-month Euro Interbank Offered Rate plus a premium (75 basis points as of December 31, 2019. The short-term credit line matures in September 2020 and is renewable annually, with interest due quarterly and billed in arrears. No amounts were outstanding under the short-term credit line as of December 31, 2018.

Reconciliation of liabilities arising from financing activities

The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Borrowings, non-current (excluding finance lease liabilities under IAS 17)	Borrowings, current (excluding finance lease liabilities under IAS 17)	Finance lease liabilities under IAS 17	Total
	$	$	$	$
Balance as of December 31, 2017	260,300	10,346	8,817	279,463
Cash flows:
Proceeds	942,881	49,036	—	991,917
Repayments	(710,567)	(47,109)	(4,946)	(762,622)
Debt issuance costs	(7,862)	—	—	(7,862)
Non-cash:
New finance leases under IAS 17	—	—	1,585	1,585
Additions through business acquisitions	346	728	200	1,274
Amortization of debt issuance costs	861	—	—	861
Write-off of debt issuance costs	1,045	—	—	1,045
Foreign exchange and other	(5,009)	(723)	56	(5,676)
Reclassification	(670)	670	—	—
Balance as of December 31, 2018	481,325	12,948	5,712	499,985

	Borrowings, non-current (excluding lease liabilities under IFRS 16)	Borrowings, current (excluding lease liabilities under IFRS 16)	Lease liabilities under IFRS 16	Total
	$	$	$	$
Balance as of December 31, 2018	481,325	12,948	5,712	499,985
Cash flows:
Proceeds	104,169	86,504	—	190,673
Repayments	(136,403)	(83,290)	(6,209)	(225,902)
Debt issuance costs	(70)	—	—	(70)
Non-cash:
Operating lease liabilities recognized under IFRS 16 as of January 1, 2019	—	—	31,484	31,484
New lease liabilities under IFRS 16	—	—	13,748	13,748
Disposals of lease liabilities under IFRS 16	—	—	(213)	(213)
Amounts forgiven under forgivable government loans (1)	(2,424)	—	—	(2,424)
Amortization of debt issuance costs	1,194	—	—	1,194
Foreign exchange and other	197	(96)	234	335
Reclassification	(4,169)	4,169	—	—
Balance as of December 31, 2019	443,819	20,235	44,756	508,810

(1)	Refer to forgivable government loans discussed above.

15 - LEASE LIABILITIES
The Company has leases for office space for corporate and shared service functions, manufacturing facilities and warehouse space for inventory, manufacturing equipment (e.g. forklifts, tractor trailers, and storage containers) and automobiles (refer to Note 9 for additional information regarding right-of-use-assets).
Each lease generally imposes a restriction that, unless there is a contractual right for the Company to sublet the asset to another party, the right-of-use asset can only be used by the Company. Leases are either non-cancellable or may only be cancelled by incurring a termination fee. Some leases contain an option to purchase the underlying leased asset outright at the end of the lease, or to extend the lease for a further term. For leases of office buildings and manufacturing facilities the Company must keep those properties in a good state of repair and return the properties in their original condition at the end of the lease. Further, the Company must insure items of property, plant and equipment and incur maintenance fees on such items in accordance with the lease contracts.
Lease liabilities are presented in the consolidated balance sheet under the caption borrowings and lease liabilities current and non-current as follows:

	December 31, 2019	December 31, 2018
	$	$
Lease liabilities (current)	6,084	1,441
Lease liabilities (non-current)	38,672	4,271
	44,756	5,712
Interest expense relating to payments on lease liabilities was approximately $2.6 million for the year ended December 31, 2019, and is included in interest expense under the caption finance costs (income) in earnings.
As of December 31, 2019, the Company's leases fall into the following categories, by class of right-of-use asset:

Count of leases	Buildings	Manufacturing equipment	Furniture, office equipment and other	Total right-of-use assets
Right-of-use assets leased	37	90	48	175
Leases with extension options	29	39	8	76
Extension options reasonably certain to exercise	27	28	—	55
Leases with options to purchase	1	13	31	45
Purchase options reasonably certain to exercise	1	5	—	6
Leases with variable payments linked to an index	—	32	—	32
Leases with termination options	8	2	12	22
Termination options reasonably certain to exercise	—	—	—	—
Lease terms on the Company's leasing activities by class of right-of-use asset recognized on the balance sheet are as follows:

	Buildings	Manufacturing equipment	Furniture, office equipment and other
Range of remaining term	1-180 months	3-109 months	1-46 months
Average remaining lease term	59 months	31 months	13 months

Rent expense relating to payments not included in the measurement of lease liabilities was approximately $3.4 million for the year ended December 31, 2019 and is composed of the following:

December 31, 2019
$
Short-term leases	2,298
Leases of low value assets	70
Variable lease payments	1,025
3,393

Refer to the Liquidity section of Note 24 for the disclosure of minimum lease liabilities due.

As of December 31, 2019, the Company had commitments of $0.5 million for short-term leases and leases of furniture, office equipment and other which had not yet commenced.

Total cash outflow for leases for the twelve months ended December 31, 2019 and 2018 was $12.1 million and $12.9 million, respectively.
16 - PROVISIONS AND CONTINGENT LIABILITIES
The Company’s current known provisions and contingent liabilities consist of environmental and restoration obligations, termination benefits and other, and litigation.
The reconciliation of the Company’s provisions is as follows:

	Environmental	Restoration	Termination benefits and other	Litigation	Total
	$	$	$	$	$
Balance as of December 31, 2017	2,288	997	554	39	3,878
Provisions assumed through business acquisitions	50	602	30	942	1,624
Additional provisions	100	7	2,054	250	2,411
Amounts used	(88)	(5)	(769)	(33)	(895)
Amounts reversed	(506)	—	—	—	(506)
Net foreign exchange differences	(15)	(33)	(8)	—	(56)
Balance as of December 31, 2018	1,829	1,568	1,861	1,198	6,456

Amount presented as current	184	50	1,772	256	2,262
Amount presented as non-current	1,645	1,518	89	942	4,194
Balance as of December 31, 2018	1,829	1,568	1,861	1,198	6,456

Additional provisions	—	—	2,274	31	2,305
Amounts used	(311)	—	(3,184)	(273)	(3,768)
Amounts reversed	—	—	—	(192)	(192)
Net foreign exchange differences	6	18	10	—	34
Balance as of December 31, 2019	1,524	1,586	961	764	4,835

Amount presented as current	84	50	868	764	1,766
Amount presented as non-current	1,440	1,536	93	—	3,069
Balance as of December 31, 2019	1,524	1,586	961	764	4,835
The environmental provision activity pertains primarily to the post-closure activities of the Columbia, South Carolina, Johnson City, Tennessee and Montreal, Quebec manufacturing facilities.
The restoration provision pertains to leases at manufacturing facilities where the Company is obligated to restore the leased properties to the same condition that existed at the lease commencement date. Restoration obligations increased during the year ended December 31, 2018 due to the additional leased manufacturing facilities as a result of the Company's purchase of Polyair on August 3, 2018. Refer to Note 19 for additional information on business acquisitions.
Termination benefit activity during the year ended December 31, 2019 relates primarily to initiatives associated with acquisition integration efforts and the closures of the Montreal, Quebec and Johnson City, Tennessee manufacturing facilities. Termination benefits added during the year ended December 31, 2018 were primarily related to the closure of the Johnson City, Tennessee manufacturing facility. Refer to Note 4 for additional information on manufacturing facility closures, restructuring and other related charges.
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no material amounts have been recorded as of December 31, 2019.
As of December 31, 2019, and 2018, no reimbursements are expected to be received by the Company for any of the provided amounts and there were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.

17 - OTHER LIABILITIES

Other liabilities are composed of the following for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Deferred compensation (1)	4,049	2,561
Deferred income on forgivable government loans (2)	2,412	353
Interest rate swap agreements (3)	1,339	—
Amounts due to former shareholders of Polyair (4)	—	1,653
Other	500	657
	8,300	5,224

(1)	Refer to Note 20 for additional information on other long-term employee benefit plans.

(2)	Refer to Note 14 for additional information on deferred income on forgivable government loans.

(3)	Refer to Note 24 for additional information regarding the fair value of interest rate swap agreements.

(4)
Represents amounts that were payable to the former shareholders of Polyair relating to an estimated income tax benefit as a result of the Company's payment of certain deal-related costs on behalf of Polyair. The obligation was settled in full in 2019. Refer to Note 19 for additional information on the purchase of Polyair and the amounts due to its former shareholders.

18 - CAPITAL STOCK
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
Common Shares
The Company’s common shares outstanding as of December 31, 2019 and 2018, were 59,009,685 and 58,650,310, respectively.

Dividends
Cash dividends paid are as follows for each of the years in the three-year period ended December 31, 2019:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 8, 2017	March 31, 2017	$0.14	March 21, 2017	59,110,335	$8,316
May 8, 2017	June 30, 2017	$0.14	June 15, 2017	59,169,710	$8,365
August 10, 2017	September 29, 2017	$0.14	September 15, 2017	59,036,310	$8,150
November 10, 2017	December 29, 2017	$0.14	December 15, 2017	58,799,910	$8,368
March 7, 2018	March 30, 2018	$0.14	March 20, 2018	58,807,410	$8,333
May 9, 2018	June 29, 2018	$0.14	June 15, 2018	58,817,410	$8,140
August 10, 2018	September 28, 2018	$0.14	September 14, 2018	58,817,410	$8,214
November 7, 2018	December 28, 2018	$0.14	December 14, 2018	58,867,410	$8,089
March 12, 2019	March 29, 2019	$0.14	March 22, 2019	58,665,310	$8,189
May 8, 2019	June 28, 2019	$0.14	June 14, 2019	58,877,185	$8,352
August 7, 2019	September 30, 2019	$0.1475	September 16, 2019	58,877,185	$8,709
November 8, 2019	December 30, 2019	$0.1475	December 16, 2019	58,939,685	$8,742

(1)	Aggregate dividend payment amounts presented in the table above are adjusted for the impact of foreign exchange rates on cash payments to shareholders.
Share Repurchases
On July 23, 2019, the Company renewed its NCIB, under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2020. As of December 31, 2019, and March 12, 2020, 4,000,000 shares remained available for repurchase under the NCIB. The Company's two previous NCIBs, which each allowed repurchases for cancellation up to 4,000,000 common shares, expired on July 22, 2019 and July 16, 2018, respectively. There were no share repurchases during the year ended December 31, 2019.
Information regarding share repurchases during the year ended December 31, 2018 is presented in the table below as of:

December 31, 2018
Common shares repurchased	217,100
Average price per common share including commissions	CDN$ 16.02
Carrying value of the common shares repurchased	$1,296
Share repurchase premium (1)	$1,263
Total purchase price including commissions	$2,559

(1)
The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.

Stock options
The Company's prior Executive Stock Option Plan (" ESOP"), which was adopted in 1992 and last ratified on June 4, 2015, elapsed on June 4, 2018. In accordance with the TSX rules, no further grants of stock options have been made under the prior ESOP since June 4, 2018. On March 12, 2019, the Board of Directors adopted a new Executive Stock Option Plan ("2019 ESOP") and on June 6, 2019, shareholders approved the 2019 ESOP at the Company's Annual Meeting of Shareholders.
2019 ESOP (approved on June 6, 2019)
Stock options outstanding under the 2019 ESOP are equity-settled and expire no later than ten years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. Stock options may be granted only to employees and consultants of the Company and its subsidiaries and will vest based on the vesting schedule determined at the discretion of the Board of Directors. All stock options that have been granted under the 2019 ESOP vest one-third on each of the first three anniversaries of the date of grant.
Prior ESOP (elapsed on June 4, 2018)
Stock options outstanding under the prior ESOP are equity-settled and expire no later than ten years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. Stock options granted to key employees and executives vest and may be exercisable as to one-third on each of the first, second and third anniversaries of the date of grant. Stock options granted to directors who are not officers of the Company vest and may be exercisable 25% on the grant date, with another 25% vesting and exercisable on each of the first three anniversaries of the date of grant.
All stock options granted, under both plans described above, were granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the Company's common shares on the TSX for the day immediately preceding the effective date of the grant.
The changes in number of stock options outstanding were as follows for each of the years in the three-year period ended December 31, 2019:

	2019		2018		2017
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	14.59	1,009,793	12.29	834,375	11.38	1,061,250
Granted	17.54	392,986	21.76	242,918	—	—
Exercised	12.34	(359,375)	12.04	(67,500)	8.00	(226,875)
Forfeited	15.85	(32,503)	—	—	—	—
Balance, end of year	16.49	1,010,901	14.59	1,009,793	12.29	834,375

Shares issued upon exercise of stock options during 2019, 2018 and 2017 had a weighted average fair value per share at exercise of $13.06, $14.19 and $17.94, respectively.
The following table summarizes information about stock options outstanding and exercisable for each of the years in the three-year period ended December 31, 2019:

	Options outstanding			Options exercisable
Range of exercise prices (CDN$)	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2019
$12.04 to $12.55	397,500	3.13	12.30	397,500	12.30
$17.54	370,483	6.62	17.54	—	—
$21.76	242,918	5.61	21.76	80,973	21.76
	1,010,901	5.01	16.49	478,473	13.90

	Options outstanding			Options exercisable
Range of exercise prices (CDN$)	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
December 31, 2018
$12.04 to $12.14	386,250	2.18	12.05	386,250	12.05
$12.55 to $14.34	380,625	2.88	12.59	380,625	12.59
$21.76	242,918	6.61	21.76	—	—
	1,009,793	3.51	14.59	766,875	12.32
December 31, 2017
$12.04 to $12.14	453,750	2.92	12.05	443,125	12.05
$12.55 to $14.34	380,625	3.88	12.58	278,125	12.60
	834,375	3.36	12.29	721,250	12.26
The weighted average fair value of stock options granted during 2019 and 2018 was $2.21 and $3.65, respectively, and was estimated using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	December 31, 2019	December 31, 2018
Expected life	4.9 years	4.8 years
Expected volatility(1)	29.79%	32.09%
Risk-free interest rate	1.44%	2.05%
Expected dividends	4.27%	3.30%
Stock price at grant date	CDN$ 17.54	CDN$ 21.76
Exercise price of awards	CDN$ 17.54	CDN$ 21.76
Foreign exchange rate USD to CDN	1.3380	1.2809

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price on the TSX for a term commensurate with the expected life of the grant.
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
The following table summarizes information about RSUs for the two-year period ended December 31, 2019:

	2019	2018
RSUs granted	120,197	113,047
Weighted average fair value per RSU granted	$13.74	$16.29
RSUs forfeited	(7,412)	(1,228)
The following table summarizes information about RSUs outstanding as of:

	December 31, 2019	December 31, 2018
RSUs outstanding	224,604	111,819
Weighted average fair value per RSU outstanding	$12.67	$12.18

Performance Share Units

A PSU is a right that has a value equal to the five trading days VWAP of the Company's common shares on the TSX immediately preceding a date specified in the grant terms. The purpose of a PSU is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. Grants of PSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. PSUs accrue dividend equivalents which are paid in cash at the end of the vesting period. A dividend equivalent is calculated as the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date.

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

On August 7, 2019, the Board of Directors amended the terms of the PSU awards granted in 2017 only to modify the performance adjustment factor specific to the TSR ranking relative to the Peer Group over the performance measurement period. The amendment was intended to align the performance adjustment factors with the market practice of interpolating as well as the recent practice of the Company. As amended, the TSR performance adjustment factor is determined as follows (interpolated on a straight-line basis):

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
Less than the 25th percentile	0%
25th percentile	50%
50th percentile	100%
75th percentile or above	150%
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
The TSR performance and ROIC Performance adjustment factors between the numbers set out in the two tables above are interpolated on a straight-line basis.
The performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant.
The following table summarizes information about PSUs for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
PSUs granted	291,905	284,571	358,386
Weighted average fair value per PSU granted	$14.28	$17.84	$16.15
PSUs forfeited/cancelled	(23,739)	(16,053)	(7,952)
PSUs added/(cancelled) by performance factor (1)	(401,319)	(2,125)	69,600
PSUs settled	—	(335,465)	(208,800)
Weighted average fair value per PSU settled	$—	$15.87	$18.49
Cash payment on settlement	$—	$5,863	$4,174

(1)	The table below provides further information regarding the PSUs settled included in the table above. The number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
June 11, 2014	June 22, 2017	139,200	150%	208,800
March 14, 2015	March 21, 2018	217,860	100%	217,860
May 14, 2015	May 22, 2018	115,480	100%	115,480
May 20, 2015	May 28, 2018	4,250	50%	2,125
March 21, 2016	March 21, 2019	371,158	—%	—
December 20, 2016	December 20, 2019	30,161	—%	—
The weighted average fair value of PSUs granted subsequent to December 31, 2017 was based 50% on the VWAP of the Company's common shares on the TSX for the five trading days preceding the grant date which were CDN$18.31 and CDN$21.22 at December 31, 2019 and 2018, respectively, and 50% based on a Monte Carlo simulation model implemented in a risk-neutral framework considering the following assumptions:

	2019	2018
Expected life	3 years	3 years
Expected volatility (1)	25%	30%
US risk-free interest rate	2.36%	2.43%
Canadian risk-free rate	1.60%	1.96%
Expected dividends (2)	CDN$ 0.00	CDN$ 0.00
Performance period starting price (3)	CDN$ 16.36	CDN$ 21.13
Stock price as of estimation date	CDN$ 18.06	CDN$ 20.59

The weighted average fair value of PSUs granted prior to December 31, 2017 was estimated based on a Monte Carlo simulation model implemented in a risk-neutral framework, taking into account the following weighted average assumptions for each of the year ended December 31, 2017:

2017
Expected life	3 years
Expected volatility (1)	34%
US risk-free interest rate	1.57%
Expected dividends (2)	CDN$ 0.00
Performance period starting price (3)	CDN$ 22.26
Stock price as of estimation date	CDN$ 21.94

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.

(2)
A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.

(3)	The performance period starting price is measured as the VWAP for the common shares of the Company on the TSX on the grant dates.
The following table summarizes information about PSUs outstanding as of:

	December 31, 2019	December 31, 2018
PSUs outstanding	901,086	1,034,239
Weighted average fair value per PSU outstanding	$8.09	$9.49
Based on the Company’s performance adjustment factors as of December 31, 2019, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2019, would be as follows:

Grant Date	Performance
March 20, 2017	—%
March 21, 2018	107.2%
March 21, 2019	63.5%
Deferred Share Unit Plan
DSUs are granted to non-executive directors as a result of a grant, in lieu of dividends and/or in lieu of cash for semi-annual directors’ fees and must be retained until the director leaves the Company’s Board of Directors. The purpose of a DSU is to tie a portion of the value of the compensation of non-executive directors to the future value of the Company's common shares. A DSU is a right that has a value equal to the five trading days VWAP of the Company's common shares on the TSX immediately preceding a date specified in the grant terms.
The following table summarizes information about DSUs for the three-year period ended December 31, 2019:

	2019	2018	2017
DSUs granted	72,434	69,234	48,179
Weighted average fair value per DSU granted	$13.83	$14.75	$17.79
DSUs settled	—	37,668	—
Weighted average fair value per DSU settled	$—	$14.50	$—
Cash payments on DSUs settled	$—	$546	$—

The following table summarizes information about DSUs outstanding as of:

	December 31, 2019	December 31, 2018
DSUs outstanding	271,427	198,993
Weighted average fair value per DSU outstanding	$12.67	$12.18
Stock Appreciation Rights
SAR awards are for directors, executives and other designated employees of the Company. A SAR is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the TSX on the date of exercise. SARs are settled only in cash and expire no later than ten years after the date of the grant. All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which a SAR is granted. The base price for all SARs outstanding for all periods presented is CDN$7.56. SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. SARs granted to directors who are not officers of the Company will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.
There were no SARs granted during the three-year period ended December 31, 2019 and there were no SARs outstanding as of December 31, 2019 and 2018.
The following table summarizes information regarding SARs activity for the two-year period ended December 31, 2018:

	2018	2017
SARs exercised (1)	147,500	13,250
Cash payments on exercise	$1,481	$155

(1)     Base price of SARs exercised was CDN$7.56.

Summary of Share-based Compensation Expense and Share-based Compensation Liabilities
The following table summarizes share-based compensation expense (benefit) recorded in earnings in SG&A for the three-year period ended December 31, 2019:

	2019	2018	2017
	$	$	$
Stock options	701	467	167
PSUs	(2,057)	866	2,903
DSUs	914	230	512
RSUs	943	448	—
SARs	—	(97)	(291)
	501	1,914	3,291

The following table summarizes share-based liabilities recorded in the consolidated balance sheets for the years ended:

	December 31, 2019	December 31, 2018
Share-based compensation liabilities, current	$	$
PSUs (1)	1,291	2,563
DSUs (2)	3,457	2,417
RSUs	200	86
	4,948	5,066

Share-based compensation liabilities, non-current
PSUs (1)	3,055	3,764
RSUs	1,192	361
	4,247	4,125

(1)     Includes dividend equivalents accrued on awards.
(2)    Includes dividend equivalent grants.

Change in Contributed Surplus
The activity for the three-year period ended December 31, 2019 in the consolidated changes in equity under the caption contributed surplus is detailed as follows:

	2019	2018	2017
	$	$	$
Change in excess tax benefit on exercised share-based awards	(38)	(7)	(597)
Change in excess tax benefit on outstanding share-based awards	21	(737)	(3,135)
Share-based compensation expense credited to capital on options exercised	(976)	(179)	(495)
Share-based compensation expense
Stock options	701	467	167
DSUs	—	—	(1,935)
PSUs	—	—	(6,060)
	701	467	(7,828)
Change in contributed surplus	(292)	(456)	(12,055)
19 - BUSINESS ACQUISITIONS
Airtrax Acquisition
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
As of December 31, 2019 and 2018, the Company held a 55% controlling ownership stake in Capstone while the minority shareholders held a 45% non-controlling interest in Capstone.
The Airtrax Acquisition was accounted for using the acquisition method of accounting. The acquisition is expected to further enhance and extend the Company’s product offering and provide a globally competitive position in woven products. The Airtrax purchase agreement contains customary indemnification provisions. As of December 31, 2019 and 2018, there were no outstanding obligations or indemnifications.
The fair values of net identifiable assets acquired at the date of acquisition were as follows:

May 11, 2018
$
Current assets
Trade receivables (1)	1,296
Inventories	1,565
Parts and supplies	54
Other current assets	477
Property, plant and equipment	6,454
Intangible assets	1,223
11,069
Current liabilities
Accounts payable and accrued liabilities	763
Borrowings, current	728
Borrowings and lease liabilities, non-current	346
Pension, post-retirement and other long-term employee benefits	8
Deferred tax liabilities	1,866
3,711
Fair value of net identifiable assets acquired	7,358

(1)	The gross contractual amounts receivable were $1.3 million. As of December 31, 2018, the Company had collected substantially all of the outstanding trade receivables.
Resulting goodwill at the date of acquisition was calculated as follows:

May 11, 2018
$
Fair value of increase to non-controlling interest	11,102
Effect of change in the Company's ownership interest in Capstone	2,299
Less: fair value of net identifiable assets acquired	7,358
Goodwill	6,043
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
Polyair Acquisition
On August 3, 2018, the Company acquired 100% of the outstanding equity value in Polyair for total net cash consideration of $145.0 million ("Polyair Acquisition"). Polyair, formerly a private company, is in the protective packaging business with seven manufacturing facilities and a distribution center in North America. Polyair's primary products consist of bubble cushioning, foam, mailers and air pillow systems. The Polyair purchase agreement contains customary indemnification provisions. As of December 31, 2018, the Company had recorded a $3.2 million liability payable to the former shareholders of Polyair under the share purchase agreement, primarily relating to estimated state and federal income tax benefits, in part, due to the Company's payment of certain deal-related costs on behalf of Polyair through the transaction proceeds ($1.6 million in short-term obligations was included in accounts payable and accrued liabilities and $1.6 million in long-term obligations in other liabilities). On April 9, 2019, a settlement was reached between the Company and the former shareholders of Polyair in the amount of $2.3 million resulting in the extinguishment of the previously-recorded liability and a $0.9 million benefit to earnings recorded in finance costs (income) in other expense (income), net. As of December 31, 2019 and 2018, there were no other outstanding obligations or indemnifications relating to this acquisition.
The Polyair Acquisition was accounted for using the acquisition method of accounting. The acquisition further strengthened the Company's product bundle and provided additional scale in protective packaging solutions.
The net cash consideration paid on the closing date for the acquisition described above was as follows:

August 3, 2018
$
Consideration paid in cash	145,102
Less: cash balances acquired	140
144,962

The fair values of net identifiable assets acquired at the date of acquisition were as follows:

August 3, 2018
$
Current assets
Cash	140
Trade receivables (1)	10,462
Inventories	11,402
Other current assets	855
Property, plant and equipment	21,946
Intangible assets	77,600
Other assets	522
122,927
Current liabilities
Accounts payable and accrued liabilities	19,331
Provisions, current	30
Borrowings, current	46
Borrowings and lease liabilities, non-current	154
Deferred tax liabilities	17,625
Provisions, non-current	1,544
Other liabilities	1,653
40,383
Fair value of net identifiable assets acquired	82,544

(1)	The gross contractual amounts receivable were $10.5 million. As of December 31, 2018, the Company had collected substantially all of the outstanding trade receivables.
Resulting goodwill at the date of acquisition was calculated as follows:

August 3, 2018
$
Cash consideration transferred	145,102
Plus: Remaining non-controlling interest (1)	421
Less: fair value of net identifiable assets acquired	82,544
Goodwill	62,979

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
Maiweave Acquisition
On December 17, 2018, the Company acquired substantially all of the operating assets of Maiweave LLC (“Maiweave”) for total cash consideration of $20.8 million ("Maiweave Acquisition"). Maiweave, formerly a private company, is based in Springfield, Ohio and an integrated US manufacturer of engineered coated polyolefin fabrics. Its products are used in applications such as grain and salt pile covers, pit and pond liners, shelter fabrics, outdoor media, and lumber mill packaging. The former owners of Maiweave have in escrow $2.1 million as of December 31, 2019, related to customary representations, warranties and covenants in the Maiweave purchase agreement. The Maiweave purchase agreement also contains customary indemnification provisions. As of December 31, 2019 and 2018, there were no outstanding obligations or indemnifications relating to this acquisition.
The Maiweave Acquisition was accounted for using the acquisition method of accounting. The acquisition further strengthened the Company's woven product bundle and provided additional scale to support demand.
The net cash consideration paid on the closing date for the acquisition described above was as follows:

December 17, 2018
$
Consideration paid in cash	20,802
Less: cash balances acquired	1
20,801
The fair values of net identifiable assets acquired at the date of acquisition were as follows:

December 17, 2018
$
Current assets
Cash	1
Trade receivables (1)	3,210
Inventories	5,977
Property, plant and equipment	9,982
Intangible assets	4,050
23,220
Current liabilities
Accounts payable and accrued liabilities	2,482
Provisions, current	50
2,532
Fair value of net identifiable assets acquired	20,688

(1)	The gross contractual amounts receivable were $3.3 million. As of December 31, 2019, the Company has collected substantially all of the remaining uncollected amounts.

Resulting goodwill at the date of acquisition was calculated as follows:

December 17, 2018
$
Cash consideration transferred	20,802
Less: fair value of net identifiable assets acquired	20,688
Goodwill	114

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

20 - PENSION, POST-RETIREMENT AND OTHER LONG-TERM EMPLOYEE BENEFIT PLANS
The Company has several contributory and non-contributory defined contribution plans and defined benefit plans for substantially all its employees in Canada and the US.
Defined contribution plans
In the US, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. Among investment options available to participants is a common trust fund that holds cash and common shares of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.
The Company also contributes to multi-employer plans for employees covered by certain collective bargaining agreements.
In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant’s eligible salary. Among investment options available to participants is a common trust fund that holds cash and common shares of the Company.
The amount expensed with respect to the defined contribution plans for the years ended December 31, was $7.1 million in 2019, $3.5 million in 2018 and $4.7 million in 2017.

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
Other long-term employee benefit plans
In the US, the Company provides a deferred compensation plan to certain employees. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. As of December 31, 2019, the deferred compensation plans assets and liabilities totalled $4.0 million ($2.4 million as of December 31, 2018) and $4.0 million ($2.6 million as of December 31, 2018), respectively, and are presented in other assets and other liabilities, respectively, in the consolidated balance sheets.
Governance and oversight
The defined benefit pension plans sponsored by the Company are subject to the requirements of the Employee Retirement Income Security Act and related legislation in the US and the Canadian Income Tax Act and provincial legislation in Ontario and Nova Scotia. In addition, all actuarial computations related to defined benefit plans are based on actuarial assumptions and methods determined in accordance with the generally recognized and accepted actuarial principles and practices prescribed by the Actuarial Standards Board, the American Academy of Actuaries and the Canadian Institute of Actuaries.
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
The assets of the funded or partially funded defined benefit pension plans are held separately from those of the Company in funds under the control of trustees.

Information Relating to the Various Benefit Plans
A reconciliation of the defined benefit obligations and plan assets is presented in the table below for the years ended:

	Pension Plans		Other plans
	December 31, 2019	December 31, 2018	December 31, 2019	December 31, 2018
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	80,696	86,462	2,780	3,152
Current service cost	1,036	1,193	60	44
Interest cost	3,228	3,031	106	106
Benefits paid	(5,476)	(3,701)	(70)	(71)
Actuarial (gains) losses from demographic assumptions	(542)	(163)	17	21
Actuarial losses (gains) from financial assumptions	10,924	(5,186)	209	(210)
Experience losses (gains)	692	266	(273)	(113)
Foreign exchange rate adjustment	590	(1,206)	78	(149)
Balance, end of year	91,148	80,696	2,907	2,780
Fair value of plan assets
Balance, beginning of year	68,578	60,316	—	—
Interest income	2,713	2,217	—	—
Return on plan assets (excluding amounts included in net interest expense)	11,789	(2,369)	—	—
Contributions by the employer	1,261	13,805	—	—
Benefits paid	(5,476)	(3,701)	—	—
Administration expenses	(422)	(611)	—	—
Foreign exchange rate adjustment	560	(1,079)	—	—
Balance, end of year	79,003	68,578	—	—
Funded status – deficit	12,145	12,118	2,907	2,780
The defined benefit obligations and fair value of plan assets broken down by geographical locations is as follows for the years ended:

	December 31, 2019
	US	Canada	Total
	$	$	$
Defined benefit obligations	75,571	18,484	94,055
Fair value of plan assets	(63,877)	(15,126)	(79,003)
Deficit in plans	11,694	3,358	15,052

	December 31, 2018
	US	Canada	Total
	$	$	$
Defined benefit obligations	68,411	15,065	83,476
Fair value of plan assets	(56,186)	(12,392)	(68,578)
Deficit in plans	12,225	2,673	14,898

The defined benefit obligations for pension plans broken down by funding status are as follows for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Wholly unfunded	12,187	10,567
Wholly funded or partially funded	78,961	70,129
Total obligations	91,148	80,696
A reconciliation of pension and other post-retirement benefits recognized in the consolidated balance sheets is as follows for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Pension Plans
Present value of the defined benefit obligations	91,148	80,696
Fair value of the plan assets	79,003	68,578
Deficit in plans	12,145	12,118
Assets recognized in Other assets	1,966	—
Liabilities recognized	14,111	12,118
Pension benefits recognized in balance sheets	12,145	12,118
Other plans
Present value of the defined benefit obligations and deficit in the plans	2,907	2,780
Liabilities recognized	2,907	2,780
Total plans
Total assets recognized in Other assets	1,966	—
Total liabilities recognized	17,018	14,898
Total pension and other post-retirement benefits recognized in balance sheets	15,052	14,898
The composition of plan assets based on the fair value was as follows for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Asset category
Cash	110	106
Equity instruments	13,753	10,682
Fixed income instruments	65,140	57,790
Total	79,003	68,578
Approximately 100% of equity and fixed income instruments as of December 31, 2019 and 2018, respectively, were held in mutual funds or pooled separate accounts valued at net asset value ("NAV") provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Units of participation in pooled separate accounts invested in mutual funds and common stock, are valued based on the NAV of the underlying investments held in the pooled separate accounts at year-end. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.

The following tables present the defined benefit expenses recognized in consolidated earnings for each of the years in the three-year period ended December 31, 2019:

	Pension Plans			Other plans
	2019	2018	2017	2019	2018	2017
	$	$	$	$	$	$
Current service cost	1,036	1,193	1,076	60	44	46
Administration expenses	422	611	507	—	—	—
Net interest expense	515	814	1,071	106	106	111
Net costs recognized in the statement of consolidated earnings	1,973	2,618	2,654	166	150	157

	Total Plans
	2019	2018	2017
	$	$	$
Current service cost	1,096	1,237	1,122
Administration expenses	422	611	507
Net interest expense	621	920	1,182
Net costs recognized in the statement of consolidated earnings	2,139	2,768	2,811
The table below presents the defined benefit liability or asset remeasurement recognized in OCI for each of the years in the three-year period ended December 31, 2019:

	Pension Plans			Other plans
	2019	2018	2017	2019	2018	2017
	$	$	$	$	$	$
Actuarial gains (losses) from demographic assumptions	542	163	1,052	(17)	(21)	565
Actuarial (losses) gains from financial assumptions	(10,924)	5,186	(3,989)	(209)	210	(133)
Experience (losses) gains	(692)	(266)	(2,077)	273	113	(707)
Return on plan assets (excluding amounts included in net interest expense)	11,789	(2,369)	5,591	—	—	—
Total amounts recognized in OCI	715	2,714	577	47	302	(275)
The Company currently expects to contribute a total of $1.2 million to its defined benefit pension plans and $0.2 million to its health and welfare plans in 2020.
The weighted average duration of the defined benefit obligations as of December 31, 2019 and 2018 is 12 years for US plans and 18 years for Canadian plans, for both periods.

The significant weighted average assumptions which were used to measure defined benefit obligations are as follows for the years ended:

	US plans		Canadian plans
	12/31/2019	12/31/2018	12/31/2019	12/31/2018
Discount rate
Pension plans (End of the Year) (1)	2.98%	4.05%	3.15%	3.95%
Pension plans (Current Service Cost) (2)	4.13%	3.69%	4.10%	3.55%
Other plans (End of the Year) (1)	2.60%	3.71%	3.15%	3.95%
Other plans (Current Service Cost) (2)	3.91%	4.17%	4.10%	3.55%
Life expectancy at age 65 (in years) (3)
Current pensioner - Male	20	20	22	22
Current pensioner - Female	22	22	25	25
Current member aged 45 - Male	21	22	23	23
Current member aged 45 - Female	23	24	26	26

(1)	Represents the discount rate used to calculate the accrued benefit obligation at the end of the year and applied to other components such as interest cost in the following year.

(2)	Represents the discount rate used to calculate annual service cost.

(3)	Utilizes mortality tables issued by the Society of Actuaries and the Canadian Institute of Actuaries.

Significant actuarial assumptions for defined benefit obligation measurement purposes are the discount rate and mortality rate. The sensitivity analysis below has been determined based on reasonably possible changes in the assumptions, in isolation from one another, occurring at the end of the reporting period. This analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the assumptions would occur in isolation from one another as some of the assumptions may be correlated. An increase or decrease of 1% in the discount rate or an increase or decrease of one year in mortality rate would result in the following increase (decrease) in the defined benefit obligations:

	12/31/2019	12/31/2018
	$	$
Discount rate
Increase of 1%	(11,157)	(9,539)
Decrease of 1%	13,812	11,729
Mortality rate
Life expectancy increased by one year	2,891	2,263
Life expectancy decreased by one year	(3,155)	(2,392)

21 - SUPPLEMENTAL DISCLOSURES BY GEOGRAPHIC LOCATION AND PRODUCT LINE
The following table presents geographic information about revenue attributed to countries based on the location of external customers for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
	$	$	$
Revenue
Canada	104,842	96,434	78,325
Germany	26,082	24,361	18,248
United States	923,239	834,989	714,330
Other	104,356	97,235	87,223
Total revenue	1,158,519	1,053,019	898,126

The following table presents geographic information about long-lived assets by country based on the location of the assets for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Property, plant and equipment
Canada	36,855	33,383
India	57,857	53,057
Portugal	23,880	19,175
United States	296,719	271,461
Total property, plant and equipment	415,311	377,076
Goodwill
Canada	12,032	11,520
India	27,606	28,155
United States	68,039	68,039
Total goodwill	107,677	107,714
Intangible assets
Canada	13,595	19,622
India	15,530	18,712
Portugal	1	18
United States	85,923	84,037
Total intangible assets	115,049	122,389
Other assets
Canada	205	539
India	22	71
Portugal	33	49
United States	10,258	8,927
Total other assets	10,518	9,586
The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
	$	$	$
Revenue
Tape	666,571	672,856	606,302
Film	184,398	184,743	165,597
Engineered coated products	162,955	126,973	115,538
Protective packaging	135,605	57,070	1,375
Other	8,990	11,377	9,314
	1,158,519	1,053,019	898,126

22 - RELATED PARTY TRANSACTIONS
The Company’s key personnel include all members of the Board of Directors and five members of senior management in 2019, 2018 and 2017. Key personnel remuneration includes the following expenses for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	5,541	4,591	4,099
Post-employment and other long-term benefits	317	289	295
Share-based compensation expense (1)	1,065	1,016	1,619
Total remuneration	6,923	5,896	6,013

(1)	The table above does not include amounts recognized in deficit for share-based compensation arising as a result of the amendments to the DSU and PSU plans.
23 - COMMITMENTS
Commitments Under Service Contracts
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company has and expects to continue to reduce the overall cost of electricity consumed by the facility. In the event of early termination, the Company is required to pay for unrecovered power supply costs incurred by the supplier which are estimated to be approximately $2.8 million as of December 31, 2019 and would decline monthly based on actual service billings to date.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $1.7 million annually in 2020 through 2023 and $1 million as the total billings expected over the remainder of the contract up to 2024. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $3.1 million as of December 31, 2019. This amount is expected to decline annually until the expiration of the contract assuming there are insignificant fluctuations in kilowatt hour peak demand.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2023 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $8.6 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
Commitments to Suppliers
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2019, the Company had on hand $9.1 million of raw material owned by its suppliers.

The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through May 2021 totaling approximately $12.6 million as of December 31, 2019. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future.
24 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The classification of financial instruments, as well as their carrying amounts, are as follows for the years ended:

	Amortized cost	Fair value through earnings	Derivatives used for hedging (fair value through OCI)
	$	$	$
December 31, 2019
Financial assets
Cash	7,047	—	—
Trade receivables	133,177	—	—
Supplier rebates and other receivables	3,584	—	—
Total financial assets	143,808	—	—
Financial liabilities
Accounts payable and accrued liabilities (1)	115,501	—	—
Interest rate swap agreements - hedge accounting applied	—	—	1,339
Borrowings (2)	464,054	—	—
Non-controlling interest put options	—	13,634	—
Total financial liabilities	579,555	13,634	1,339

December 31, 2018
Financial assets
Cash	18,651	—	—
Trade receivables	129,285	—	—
Supplier rebates and other receivables	4,823	—	—
Interest rate swap agreements - hedge accounting applied	—	—	2,266
Interest rate swap agreements - not used for hedge accounting	—	339	—
Total financial assets	152,759	339	2,266
Financial liabilities
Accounts payable and accrued liabilities (1)	133,275	—	—
Borrowings (3)	494,273	—	—
Non-controlling interest put options	—	10,499	—
Amounts due to former shareholders of Polyair (4)	1,653	—	—
Total financial liabilities	629,201	10,499	—

(1)	Excludes employee benefits and taxes payable

(2)	Excludes lease liabilities under IFRS 16

(3)	Excludes finance lease liabilities under IAS 17

(4)	Refer to Note 19 for additional information on the purchase of Polyair and the amounts due to its former shareholders.

Total interest expense (calculated using the effective interest method) for financial assets or financial liabilities that are not at fair value through earnings are as follows for each of the years in the three-year period ended December 31, 2019:

	2019	2018	2017
	$	$	$
Interest expense calculated using the effective interest rate method	31,040	19,020	8,186

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
The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and are consistent with accepted economic methods for pricing financial instruments. There were no transfers between Level 1 and Level 2 in 2019 or 2018.
The carrying amounts of the following financial assets and liabilities are considered a reasonable approximation of fair value given their short maturity periods:

•	cash

•	trade receivables

•	supplier rebates and other receivables

•	accounts payable and accrued liabilities (excluding employee benefits)

•	amounts due to former shareholders of Polyair
Borrowings
The company's borrowings, other than the Senior Unsecured Notes discussed below, consist primarily of variable rate debt. The corresponding fair values are estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing. Accordingly, the carrying amounts are considered to be a reasonable approximation of the fair values.
The fair value of the Company's Senior Unsecured Notes is based on the trading levels and bid/offer prices observed by a market participant. As of December 31, 2019 and 2018, the Senior Unsecured Notes had a carrying value, including unamortized debt issuance cost, of $245.7 million and $245.3 million, respectively, and a fair value of $264.7 million and $248.7 million, respectively.
As of December 31, 2019, and 2018, the Company categorizes its borrowings as Level 2 on the three-level fair value hierarchy.
Refer to Note 14 for additional information on borrowings.
Interest Rate Swaps
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.
As of December 31, 2019, and 2018, the Company categorizes its interest rate swaps as Level 2 on the three-level fair value hierarchy.

Call option redemption liability
On July 4, 2017, the Company and the non-controlling shareholders of Powerband executed a binding term sheet that confirmed that the Company’s call option on all of the shares owned by the non-controlling shareholders of Powerband had been triggered and substantially reaffirmed the exit terms of the shareholders’ agreement executed between the parties on September 2, 2016. Execution of this agreement resulted in the recognition of 12.7 million in present obligations recorded in call option redemption liability, and a corresponding reduction of equity on the consolidated balance sheet as of December 31, 2017. Execution of this agreement also resulted in a $1.8 million reduction in the previously-recorded liability relating to the non-controlling interest put options with an offsetting benefit in earnings recorded in finance costs (income) in other expense (income), net, followed immediately by the full derecognition of $8.8 million in remaining liability as a result of the extinguishment of obligations relating to these put options.
On November 16, 2018, the Company closed on the exercised call option to acquire the outstanding 26% interest in Powerband for $9.9 million, which resulted in the full derecognition of the previously recorded call option redemption liability of $12.7 million on the consolidated balance sheet as of December 31, 2017. Upon derecognition of the call option redemption liability, and to account for the difference between the agreed-upon share purchase price of $9.9 million and the recorded liability of $12.7 million, a $1.4 million increase in equity was recorded on the consolidated balance sheet as of December 31, 2018 and a $1.4 million foreign exchange gain was recorded in consolidated earnings in finance costs (income) in other expense (income), net.
Non-controlling interest put options
In connection with the acquisition of Airtrax, as discussed in Note 19, the Company, through its Capstone subsidiary, is party to a shareholders’ agreement that contains put options, which provide each of the non-controlling interest shareholders of Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition. The agreed-upon purchase price is equal to the fair market valuation as determined through a future negotiation or, as needed, a valuation to be performed by an independent and qualified expert at the time of exercise. Finalization of the acquisition resulted in the initial recognition of $10.9 million in present obligations recorded in non-controlling interest put options, and a corresponding reduction of equity on the consolidated balance sheet as of December 31, 2018.
During the years ended December 31, 2019 and 2018, the non-controlling interest put options obligation was remeasured due to changes in exchange rates since the acquisition resulting in a $0.2 million and $0.4 million reduction, respectively, in the liability and a corresponding gain recorded in finance costs (income) in other expense (income), net. Additionally, during the year ended December 31, 2019, the fair market valuation of the obligation was reassessed by management resulting in a $3.3 million increase in the liability and a corresponding loss recorded in finance costs (income) in other expense (income), net. As of December 31, 2019 and 2018, the amounts recorded on the consolidated balance sheets for this obligation are $13.6 million and $10.5 million, respectively.
The Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. These estimations are intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The estimation as of December 31, 2019 was calculated using significant unobservable inputs including estimations of undiscounted future annual cash inflows ranging between $2.0 million and $5.0 million. The estimation as of December 31, 2018 was calculated using significant unobservable inputs including estimations of undiscounted future annual cash inflows ranging between $1.0 million and $2.0 million. Discount rates of 11% and 14.6% were used, which the Company believes to be commensurate with the risks inherent in the ownership interest as of December 31, 2019 and 2018, respectively. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could have resulted in a higher or lower fair value measurement.

A reconciliation of the carrying amount of financial instruments classified within Level 3 follows for the years ended:

Non-controlling interest put options
$
Balance as of December 31, 2017	—
Non-controlling interest put options resulting from the Airtrax Acquisition	10,888
Foreign exchange	(389)
Balance as of December 31, 2018	10,499
Foreign exchange	(204)
Valuation adjustment made to non-controlling interest put options	3,339
Balance as of December 31, 2019	13,634
Refer to Note 19 for more information regarding business acquisitions.
Exchange Risk
The Company’s consolidated financial statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
The following table details the Company’s sensitivity to a 10% strengthening of other currencies against the US dollar, and the related impact on finance costs-other expense (income), net. For a 10% weakening of the other currencies against the US dollar, there would be an equal and opposite impact on finance costs-other expense, net.
The estimated increase (decrease) to finance cost-other expense (income), net from financial assets and financial liabilities resulting from a 10% strengthening of other currencies against the US dollar, everything else being equal, would be as follows as of December 31:

	2019	2018
	USD$	USD$
Canadian dollar	482	(4,719)
Euro	(110)	(64)
Indian Rupee	(1,089)	(881)
	(717)	(5,664)
The Company's risk strategy with respect to its foreign currency exposure is that the Financial Risk Management Committee:

•	monitors the Company's exposures and cash flows, taking into account the large extent of naturally offsetting exposures,

•	considers the Company's ability to adjust its selling prices due to foreign currency movements and other market conditions, and

•	considers borrowing under available debt facilities in the most advantageous manner, after considering interest rates, foreign currency exposures, expected cash flows and other factors.
Hedge of net investment in foreign operations
A foreign currency exposure arises from the Parent Company’s net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary.
In 2018, the Parent Company completed the private placement of its USD denominated Senior Unsecured Notes which resulted in additional equity investments in IPG (US) Holdings Inc. The Senior Unsecured Notes are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
Gains or losses on the retranslation of this borrowing are transferred to OCI to offset any gains or losses on translation of the net investment in the subsidiary. The Senior Unsecured Notes are included as a liability in the borrowings line on the consolidated balance sheets.

There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. The Company has established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedge risk component. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the outstanding amount of the Senior Unsecured Notes. Hedge ineffectiveness is recorded in finance costs (income) in other expense (income), net. To assess hedge effectiveness, the Parent Company determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the carrying amount of the Senior Unsecured Notes that is attributable to a change in the current exchange rate, with changes in the investment in the foreign operation that are attributable to a change in the current exchange rate.

The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows for the years ended December 31:

	2019	2018
	$	$
Gain/(loss) from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	11,214	(10,926)
Gain/(loss) from Senior Unsecured Notes recognized in OCI	10,280	(9,421)
Gain/(loss) from hedge ineffectiveness recognized in earnings in finance costs (income) in other expense (income), net	911	(1,527)
Foreign exchange gains recognized in CTA in the statement of changes in equity	23	22
Deferred tax expense on change in value of the Senior Unsecured Notes recognized in OCI	(45)	—

The notional and carrying amounts of the Senior Unsecured Notes are as follows as of:

	December 31, 2019	December 31, 2018
	$	$
Notional Amount	250,000	250,000
Carrying Amount	245,681	245,252

The amounts related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, are as follows for the years ended December 31:

	2019	2018
	$	$
(Loss)/gain from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	(10,280)	9,421

The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, is as follows as of:

	December 31, 2019	December 31, 2018
	$	$
Cumulative gain (loss) included in foreign currency translation reserve in OCI	859	(9,421)
86

Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate borrowings. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s risk strategy with respect to its exposure associated with variable rate borrowings is that the Financial Risk Management Committee monitors the Company’s amount of variable rate borrowings, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30-day LIBOR and Canadian Dollar Offer Rate based cash flows. To help accomplish this objective, the Company enters into interest rate swap agreements.
The Company was party to the following interest rate swap agreements as of December 31, 2019:

	Effective Date	Maturity	Notional amount	Settlement	Fixed interest rate paid
Qualifying cash flow hedges:			$		%
	June 8, 2017	June 20, 2022	40,000	Monthly	1.79
	August 20, 2018	August 18, 2023	60,000	Monthly	2.045

The Company was party to the following interest rate swap agreements as of December 31, 2018:

	Effective Date	Maturity	Notional amount		Settlement	Fixed interest rate paid
Qualifying cash flow hedges:			$			%
	June 8, 2017	June 20, 2022	40,000		Monthly	1.79
	July 21, 2017	July 18, 2022	CDN$36,000	(1)	Monthly	1.6825
	August 20, 2018	August 18, 2023	60,000		Monthly	2.045
Non-qualifying cash flow hedge:
	March 18, 2015	November 18, 2019	40,000	(2)	Monthly	1.61

(1)	On December 12, 2019, the interest rate swap was terminated ahead of its maturity date of July 18, 2022 and was settled in full.

(2)	On November 18, 2019, the interest rate swap agreement matured and was settled in full.
Additionally, on August 20, 2018, an interest rate swap agreement with a notional amount of $60.0 million and fixed interest rate of 1.1970% matured and was settled in full.
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
There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate swap match the terms of the corresponding variable rate borrowing and it is expected that the value of the interest rate swap contracts and the value of the corresponding hedged items will systematically change in the opposite direction in response to movements in the underlying interest rates. The Company has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swap is identical to the hedged risk component. The main source of hedge ineffectiveness which could exist in these hedge relationships is the effect of the counterparty and the Company’s own credit risk on the fair value of the interest rate swap contracts, which is not reflected in the fair value of the hedged item attributable to the change in interest rates.
The Company elects to use the hypothetical derivative methodology to measure the ineffectiveness of its hedging relationships in a given reporting period to be recorded in earnings. Under the hypothetical derivative method, the actual interest rate swaps would be recorded at fair value on the balance sheet, and accumulated OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual interest rate swaps or the cumulative change in the fair value of the hypothetical derivatives. The determination of the fair values of both the hypothetical derivative and the actual interest rate swaps will use discounted cash flows based on the relevant interest rate swap curves. The amount of ineffectiveness, if any, recorded in earnings in finance costs (income) in other expense (income), net, would be equal to the excess of the cumulative change in the fair value of the actual interest rate swaps over the cumulative change in the fair value of the hypothetical derivatives. Amounts previously included as part of OCI are transferred to earnings in the period during which the hedged item impacts net earnings.

The following table summarizes activity related interest rate swap agreements designated as hedging instruments for the years ended December 31:

	2019	2018
	$	$
(Loss)/gain from change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI (1)	(3,416)	970
Deferred tax benefit on change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI	359	463
Amounts reclassified from cash flow hedging reserve to earnings (2)	(503)	(531)

(1)	The hedging (loss)/gain recognized in OCI before tax is equal to the change in fair value used for measuring effectiveness. There is no ineffectiveness recognized in earnings.

(2)	Reclassification of unrealized gains from OCI as a result of discontinuation of hedge accounting for certain interest rate swap agreements.

The following table summarizes balances related to interest rate swap agreements designated as hedging instruments as of:

	December 31, 2019	December 31, 2018
	$	$
Carrying amount included in other liabilities	1,339	—
Carrying amount included in other assets	—	2,266
Cumulative (loss)/gain in cash flow hedge reserve, included in OCI, for continuing hedges	(1,070)	2,177
Cumulative gain remaining in cash flow hedge reserve, included in OCI, from hedging relationship for which hedge accounting no longer applies	—	313
As of December 31, 2019, and 2018, the impact on the Company’s finance costs in interest expense from a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $1.2 million for both periods.
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
Trade receivables
There was one customer as of December 31, 2019 (one customer as of December 31, 2018) with trade receivables that accounted for more than 5% of the Company’s total trade receivables. These trade receivables were current as of December 31, 2019 and 2018. The Company believes its credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in actual losses.

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2019	December 31, 2018
	$	$
Current	115,853	105,556
Past due accounts not impaired
1 – 30 days past due	13,602	17,985
31 – 60 days past due	1,604	2,983
61 – 90 days past due	956	1,658
Over 90 days past due	1,162	1,103
	17,324	23,729
Allowance for expected credit loss	909	659
Gross accounts receivable	134,086	129,944
The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance for individually impaired trade receivables by considering a number of factors, including notices of liquidation, information provided by credit monitoring services, the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, the customer’s history of paying balances when they are past due, historical results and the condition of the general economy and the industry as a whole. After considering the factors above, at December 31, 2019, the Company has determined there is no significant increase or decrease in its trade receivable credit risk since their initial recognition.
The Company writes off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for expected credit loss. Amounts are written-off based on the final results of bankruptcy or liquidation proceedings, as well as consideration of local statutes of limitations and other regulations permitting or requiring the write-off of trade receivables. The trade receivables written off during the year ended December 31, 2019 are still subject to enforcement activity.
The Company’s maximum exposure to credit risk at the end of the reporting period would be the gross accounts receivable balance shown in the table above. In general, the Company does not hold collateral with respect to its trade receivables.
The following table presents a continuity summary of the Company’s allowance for expected credit loss as of and for the years ended December 31:

	2019	2018
	$	$
Balance, beginning of year	659	641
Additions	357	296
Recoveries	—	(38)
Write-offs	(104)	(226)
Foreign exchange	(3)	(14)
Balance, end of year	909	659
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
The Company's liquidity risk management process serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future.
The following maturity analysis for financial liabilities is based on the remaining contractual maturities as of the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.
The maturity analysis for financial liabilities and finance lease liabilities is as follows for the years ended:

	Non-controlling interest put options	Borrowings (1)	Interest on borrowings (1)	Lease liabilities under IFRS 16	Interest on Lease liabilities under IFRS 16	Accounts payable and accrued liabilities (2)	Total
	$	$	$	$	$	$	$
December 31, 2019
Current maturity	—	20,235	25,861	6,084	2,586	115,501	170,267
2021	—	16,399	25,295	6,057	2,218	—	49,969
2022	—	18,050	24,770	8,271	1,793	—	52,884
2023	—	164,236	20,660	5,885	1,384	—	192,165
2024	—	550	17,792	4,082	1,044	—	23,468
2025 and thereafter	13,634	250,825	31,014	14,377	3,555	—	313,405
	13,634	470,295	145,392	44,756	12,580	115,501	802,158

	Non-controlling interest put options	Borrowings (3)	Interest on Borrowings (3)	Finance lease liabilities under IAS 17	Interest on Finance lease liabilities under IAS 17	Accounts payable and accrued liabilities (2)	Total
	$	$		$		$	$
December 31, 2018
Current maturity	—	12,948	29,548	1,440	187	133,275	177,398
2020	—	13,631	29,360	686	153	—	43,830
2021	—	17,006	28,599	558	130	—	46,293
2022	—	18,780	28,005	2,861	53	—	49,699
2023	—	188,223	22,003	133	3	—	210,362
2024 and thereafter	10,499	250,826	48,806	34	—	—	310,165
	10,499	501,414	186,321	5,712	526	133,275	837,747

(1)	Excludes lease liabilities under IFRS 16

(2)	Excludes employee benefits and taxes payable

(3)	Excludes finance lease liabilities under IAS 17
As of December 31, 2019, the Company had $7.0 million of cash and $399.0 million of loan availability (composed of committed funding of $394.3 million and uncommitted funding of $4.7 million), yielding total cash and loan availability of $406.0 million compared to total cash and loan availability of $393.9 million as of December 31, 2018.

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
As of December 31, 2019, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $56.2 million ($53.6 million in 2018). A similar decrease of 10% will have the opposite impact.
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
The capital structure of the Company consists of cash, borrowings and equity. A summary of the Company’s capital structure is as follows for the years ended:

	December 31, 2019	December 31, 2018
	$	$
Cash	7,047	18,651
Borrowings and lease liabilities	508,810	499,985
Total equity	272,228	261,428
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
25 - POST REPORTING EVENTS
Adjusting Events
No adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.
Non-Adjusting Events
No significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization with the exception of the items discussed below.
On March 12, 2020, the Company declared a cash dividend of $0.1475 per common share payable on March 31, 2020 to shareholders of record at the close of business on March 23, 2020. The estimated amount of this dividend payment is $8.7 million based on 59,009,685 shares of the Company’s common shares issued and outstanding as of March 12, 2020.
On February 11, 2020 the Company acquired substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") for an aggregate purchase price of approximately $36.5 million, subject to certain post-closing adjustments and potential earn-out consideration of up to $12 million contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. The former owners of Nortech have in escrow $4.7 million related to customary representations, warranties and covenants in the Nortech purchase agreement which contains customary indemnification provisions. The Company funded the acquisition with funds available under the Company's 2018 Credit Facility.

Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands. The custom-infeed and robotic solutions for packaging applications that the Company acquired from Nortech are designed for cartoning, case-packing, case-erecting, pouch-packaging and palletizing. Based in the greater Chicago, Illinois area, Nortech services customers worldwide across major industries including food, pharmaceutical, e-commerce, confections, personal care and cosmetics, and beverage. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging. Automation system design and service are key capabilities in growing markets like e-commerce. With an installed fleet of more than 400 machines, the acquisition provides the Company with opportunities to supply its consumable products such as tapes, films and protective packaging to the existing fleet, as well as deploy system-selling for new customers combining machines with such ongoing consumables. The acquisition adds engineering automation and integrated robotic design talent to the Company’s existing engineering and design teams. The Company expects these new capabilities will allow it to service customers experiencing growth pressures that require a customized automation solution.
The transaction will be accounted for using the acquisition method of accounting, and the Company expects a significant part of the purchase price to be allocated to goodwill and intangible assets. The Company also expects a significant portion of the goodwill to be deductible for income tax purposes. Management is not yet able to provide a full breakout of the purchase price allocation due to the timing of the acquisition and to expected post-closing working capital adjustments.

