Form 20-F
period 2020-12-31
INTERTAPE POLYMER GROUP INC
filed 2021-03-26
CIK 880224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  ________________________________________
FORM 20-F
________________________________________

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Not applicable
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2020, there were 59,027,047 common shares outstanding.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer," "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its annual report. ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

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

TABLE OF CONTENTS

		Page
PART I...................................................................................................................................................................................		7

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS....................................	7

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE......................................................................	7

ITEM 3:	KEY INFORMATION...........................................................................................................................	7

A.	SELECTED FINANCIAL DATA...................................................................................................	7

B.	CAPITALIZATION AND INDEBTEDNESS................................................................................	7

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS..........................................................	8

D.	RISK FACTORS.............................................................................................................................	8

ITEM 4:	INFORMATION ON THE COMPANY ...............................................................................................	20

A.	HISTORY AND DEVELOPMENT OF THE COMPANY............................................................	21

B.	BUSINESS OVERVIEW................................................................................................................	23

(1)	Products, Markets and Distribution.................................................................................................	28
(2)	Customers and Sales........................................................................................................................	36
(3)	Seasonality of the Company’s Main Business.................................................................................	37
(4)	Equipment and Raw Materials........................................................................................................	37
(5)	Marketing Channels.........................................................................................................................	38
(6)	Trademarks and Patents...................................................................................................................	38
(7)	Competition.....................................................................................................................................	38
(8)	Environmental Initiatives and Regulation.......................................................................................	39
(9)	Human Capital.................................................................................................................................	41

C.	ORGANIZATIONAL STRUCTURE.............................................................................................	44

D.	PROPERTY, PLANTS AND EQUIPMENT..................................................................................	45

ITEM 4A:	UNRESOLVED STAFF COMMENTS.................................................................................................	47
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS (MANAGEMENT’S DISCUSSION & ANALYSIS)...............................................................................................................	47

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................................................	84

A.	DIRECTORS AND SENIOR MANAGEMENT............................................................................	84

B.	COMPENSATION.........................................................................................................................	86

C.	BOARD PRACTICES.....................................................................................................................	107

D.	EMPLOYEES.................................................................................................................................	109

E.	SHARE OWNERSHIP....................................................................................................................	110

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS........................................	111

A.	MAJOR SHAREHOLDERS...........................................................................................................	111

B.	RELATED PARTY TRANSACTIONS..........................................................................................	111

C.	INTERESTS OF EXPERTS AND COUNSEL...............................................................................	111

ITEM 8:	FINANCIAL INFORMATION..............................................................................................................	112

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION....................	112

B.	SIGNIFICANT CHANGES............................................................................................................	114

ITEM 9:	THE OFFER AND LISTING.................................................................................................................	114

A.	OFFER AND LISTING DETAILS.................................................................................................	114

B.	PLAN OF DISTRIBUTION............................................................................................................	114

C.	MARKETS......................................................................................................................................	114

D.	SELLING SHAREHOLDERS........................................................................................................	114

E.	DILUTION.....................................................................................................................................	114

F.	EXPENSES OF THE ISSUE..........................................................................................................	114

ITEM 10:	ADDITIONAL INFORMATION...........................................................................................................	114

A.	SHARE CAPITAL..........................................................................................................................	114

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION............................................................	115

C.	MATERIAL CONTRACTS............................................................................................................	116

D.	EXCHANGE CONTROLS.............................................................................................................	118

E.	TAXATION.....................................................................................................................................	119

F.	DIVIDENDS AND PAYING AGENTS.........................................................................................	122

G.	STATEMENT BY EXPERTS.........................................................................................................	122

H.	DOCUMENTS ON DISPLAY........................................................................................................	122

I.	SUBSIDIARY INFORMATION....................................................................................................	122

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......................	123

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......................................	123

PART II.................................................................................................................................................................................		123

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................	123

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS............................................................................................................................................	123

ITEM 15:	CONTROLS AND PROCEDURES.......................................................................................................	123

ITEM 16:	[RESERVED].........................................................................................................................................	124

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT.....................................................................................	124

ITEM 16B:	CODE OF ETHICS................................................................................................................................	124

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES........................................................................	125

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE..........................	125

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS...	125

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT........................................................	125

ITEM 16G:	CORPORATE GOVERNANCE............................................................................................................	126

ITEM 16H:	MINE SAFETY DISCLOSURE............................................................................................................	126

PART III................................................................................................................................................................................		126

ITEM 17:	FINANCIAL STATEMENTS................................................................................................................	126

ITEM 18:	FINANCIAL STATEMENTS................................................................................................................	126

ITEM 19:	EXHIBITS..............................................................................................................................................	126

A.	Consolidated Financial Statements.........................................................................................................	126

B.	Exhibits:..................................................................................................................................................	127

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information included in this annual report on Form 20-F constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this annual report on Form 20-F, including statements regarding the Company’s industry and economic conditions, the Company’s outlook, plans, prospects, products, financial position, future transactions, acquisitions and partnerships, the expected financial performance and benefits of the Nortech transaction, the expected synergies gained from the Nortech acquisition, strategic initiatives and anticipated demand in growing markets, including e-commerce, the potential impact and effects of COVID-19, future sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, share repurchases, fluctuations in raw material costs, competition, capital and other significant expenditures, working capital requirements, sourcing of raw material, pension plan contribution requirements and administration expenses, manufacturing facility closures and other restructurings, and related cost savings, manufacturing facility rationalization and commercialization initiatives, liquidity, the Company’s production plans, including at its greenfield manufacturing facilities, the goals of the IPG Energy Policy, remote work arrangements and absentee rates at facilities in North America, the impact of new accounting standards, including the expected impact of new accounting guidance for leases, contractual commitments, judgments, estimates, assumptions, litigation, and business strategies, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the management of Intertape Polymer Group Inc. (“Intertape,” “Intertape Polymer Group,” or the “Company”). Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “believe,” “future,” “likely,” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry and the Company’s customers’ industries; changes in general economic, political, social, fiscal or other conditions in any of the countries where the Company operates, including changes that may result from the impact of COVID-19; the Company’s customers’ industries and the general economy; the impact of changes to tariffs and other international trade developments; the anticipated benefits from the Company’s manufacturing facility closures, manufacturing facility rationalization initiatives, greenfield developments, and other restructuring efforts; selling prices; the impact of fluctuations in raw material prices and freight costs; the quality and market reception of the Company’s products; the expected strategic and financial benefits from the Company’s ongoing capital investment and mergers and acquisitions programs; the Company’s ability to integrate and realize synergies from acquisitions; the anticipated benefits from the Company’s capital expenditures; the Company’s anticipated business strategies; risks and costs inherent in litigation; risks and costs inherent in the Company’s intellectual property; the Company’s ability to maintain and improve quality and customer service; the Company’s ability to retain, and adequately develop and incentivize, its management team and key employees; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; the Company’s flexibility to allocate capital after the Senior Unsecured Notes offering; availability of funds under the Company’s 2018 Credit Facility, 2018 Powerband Credit Facility and 2018 Capstone Credit Facility; the Company’s ability to continue to control costs; movements in the prices of key inputs such as raw material, energy and labor, government policies, including those specifically regarding the manufacturing industry, such as industrial licensing, environmental regulations, labor and safety regulations, import restrictions and duties, intellectual property laws, excise duties, sales taxes, and value added taxes; accidents and natural disasters; changes to accounting rules and standards; and other factors beyond our control. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5. Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” as well as statements located elsewhere in this annual report on Form 20-F and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this annual report on Form 20-F. The Company will not update these statements unless applicable securities laws require it to do so.

PART I

Item 1:Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:Offer Statistics and Expected Timetable

Not applicable.

Item 3:Key Information

A.	SELECTED FINANCIAL DATA
The selected financial data presented below for the five years ended December 31, 2020 is presented in US dollars and is derived from the Company’s consolidated financial statements and prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The information set forth below was extracted from the consolidated financial statements and related notes included in this annual report and annual reports previously filed and should be read in conjunction with such consolidated financial statements.

	As of and for the Year Ended December 31,
	2020	2019	2018	2017	2016
	(in thousands of US dollars, except shares and per share amounts)
	$	$	$	$	$
Statements of Consolidated Earnings:
Revenue	1,213,028	1,158,519	1,053,019	898,126	808,801
Earnings before income taxes	92,576	57,534	56,451	77,007	70,706
Net earnings attributable to Company shareholders	72,670	41,216	46,753	64,224	51,120
Net earnings (loss) attributable to non-controlling interests	785	8	(104)	(266)	17
Total net earnings	73,455	41,224	46,649	63,958	51,137
Earnings per share attributable to Company shareholders:
Basic	1.23	0.70	0.79	1.09	0.87
Diluted	1.22	0.70	0.79	1.08	0.85
Balance Sheets:
Total assets	1,109,635	1,025,740	1,004,840	715,872	580,597
Capital stock	354,880	354,559	350,267	350,759	351,203
Total equity	316,682	272,228	261,428	254,722	242,943
Equity attributable to Company shareholders	304,656	260,740	249,847	248,133	236,536
Equity attributable to non-controlling interests	12,026	11,488	11,581	6,589	6,407
Number of common shares outstanding	59,027,047	59,009,685	58,650,310	58,799,910	59,060,335
Dividends declared per share	0.60	0.58	0.56	0.56	0.54

B.	CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D.	RISK FACTORS
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

STRATEGIC AND OPERATIONAL RISKS
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
The Company may repurchase shares in the open market and otherwise for cancellation pursuant to a normal course issuer bid (“NCIB”), which allows it to repurchase a certain number of shares during a specified period. Under the NCIB, the Company is authorized to repurchase up to an aggregate of approximately 4,000,000 common shares over the twelve-month period ending July 22, 2021. The timing and actual number of shares repurchased will depend on a variety of factors including the timing of open trading windows, price, corporate and regulatory requirements, and other market conditions. The existence of the NCIB, however, could also cause the Company's share price to be higher than it would be in the absence of such a program and could potentially reduce the market liquidity for its subordinate voting shares.

LEGAL, REGULATORY AND COMPLIANCE RELATED RISKS
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
The Company’s facilities are subject to increasingly more stringent federal, state and local environmental laws and regulations. Some of these laws and regulations relate to what are frequently called “emerging contaminants”, such as per-and polyfluoroalkyl substances ("PFAS"). The Company does not know whether its products contain PFAS. Nevertheless, some of the Company’s competitors have been the target of lawsuits and state enforcement actions because of the alleged discharge of PFAS into the environment near their manufacturing facilities.

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
Phase II environmental site assessment reports conducted in the fall of 2017 documented the presence of soil and groundwater contamination at the Cantech facilities in Cornwall, Ontario, Canada and Montreal, Quebec, Canada. With respect to the owned Cantech facility located in Cornwall, Ontario, Canada, and the Cantech facility leased by the Company in Montreal, Quebec, environmental reports obtained in 2017 indicated the presence of certain contaminants at levels exceeding applicable regulatory standards, including cyanide and toluene in soil samples, vinyl chloride in groundwater samples. These and any other environmental matters that may be discovered could be subject to additional investigation. To the extent the presence of such contaminants requires remediation work, results in any penalties or other amounts or gives rise to third party claims based on alleged migration of contaminants, there could be an adverse effect on the financial position of the Company. The Company closed the Johnson City, Tennessee manufacturing facility at the end of 2018 and subsequently sold the facility in June 2019. In April of 2019, the Company announced that it would close Cantech's Montreal, Quebec manufacturing facility and by August 2019 had transferred substantially all manufacturing operations to its other existing manufacturing facilities. The Company completed the closure of the manufacturing facility at the end of 2019.
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

If the Company fails to satisfy these conditions or to comply with these restrictions or with applicable environmental laws and regulations, it may become subject to enforcement actions and the operation of the relevant facilities could be adversely affected. The Company may also be subject to fines, penalties, claims for injunctive relief or additional costs. The Company entered into an Administrative Order on Consent with the Michigan Department of Environment, Great Lakes, and Energy regarding its Marysville, Michigan facility in September 2020 to resolve alleged violations of the National Emission Standards for Hazardous Air Pollutants regulations under the Clean Air Act. The Company may not be able to renew, maintain or obtain all environmental permits and governmental approvals required for the continued operation or further development of the facilities, as a result of which the operation of the facilities may be limited or suspended.
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
While the Company has attempted to ensure that its products and the operations of its business do not infringe other parties’ patents and proprietary rights, its competitors or other parties may assert, and have asserted in certain instances, that the Company’s products and operations may infringe upon patents held by them. In addition, because patent applications can take many years to issue, the Company might have products that infringe upon pending patents and other proprietary rights of which it is unaware. If any of the Company’s products infringe a valid patent, the Company could be prevented from selling such products unless the Company obtains a license or redesigns the products to avoid infringement or any such design may be costly. A license may not be available or may require the Company to pay substantial royalties. The Company may not be successful in attempts to redesign its products to avoid infringement. Infringement or other intellectual property claims, regardless of merit or ultimate outcome, can be expensive and time-consuming to resolve as well as divert management’s attention from the Company’s core business.
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

The Company and certain of its subsidiaries are incorporated under the laws of Canada and approximately 28% of its assets are located outside of the US. Under bankruptcy laws in the US, courts typically assert jurisdiction over a debtor’s property, wherever located, including property situated in other countries. However, courts outside of the US may not recognize the US bankruptcy court’s jurisdiction over property located outside of the territorial limits of the US. Accordingly, should insolvency proceedings be commenced by or in respect of the Company in the US pursuant to US bankruptcy laws, difficulties may arise in administering such proceedings in a case involving a Canadian debtor with property located outside of the US, and any orders or judgments of a bankruptcy court in the US may not be enforceable outside the territorial limits of the US.
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
The SEC adopted rules pursuant to Section 1502 of the Dodd-Frank Act setting forth disclosure requirements concerning the use or potential use of certain minerals and their derivatives, including tantalum, tin, gold and tungsten, that are mined from the Democratic Republic of Congo and adjoining countries, and deemed conflict minerals. These requirements have necessitated, and will continue to necessitate, due diligence efforts by the Company to assess whether such minerals are used in the Company’s products in order to make the relevant required disclosures. There are certain costs associated with complying with these disclosure requirements, including diligence to determine the sources of those minerals that may be used or necessary to the production of the Company’s products. If the Company determines that certain of its products contain minerals that are not conflict-free or is unable to sufficiently verify the origins for all conflict minerals used in its products, the Company may face changes to its supply chain or challenges to its reputation, either of which could impact future sales.
The Company’s exemptions under the Exchange Act of 1934, as a foreign private issuer, limit the protections and information afforded U.S. investors.
The Company is a foreign private issuer within the meaning of the rules promulgated under the Exchange Act. As such, it is exempt from certain provisions applicable to US companies with securities registered under the Exchange Act, including: the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuers’ equity securities within a period of less than six months). Because of these exemptions, purchasers of the Company’s securities are not afforded the same protections or information generally available to U.S. investors in public companies organized in the US. For the year ended December 31, 2008 and commencing for the year ended December 31, 2010 and going forward, the Company has elected to file its annual report on Form 20-F which also fulfills the requirements of the Annual Information Form required in Canada, thus necessitating only one report. The Company reports on Form 6-K and makes certain other filings (such as Form S-8, Form 11-K and Form SD), with the US Securities and Exchange Commission and publicly releases quarterly financial reports.
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

FINANCIAL RELATED RISKS
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
Unfavorable consumer responses to price increases could have a material adverse impact on the Company's sales and earnings.
From time to time, and especially in periods with rising raw material costs, the Company increases the prices of its products. Significant price increases could impact the Company's earnings, depending on, among other factors, the pricing by competitors of similar products and the response by the customers to higher prices. Such price increases may result in lower volume of sales and a subsequent decrease in earnings.
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
Demand for the Company’s products and, in turn, its revenue and profit margins, are affected by customer preferences and changes in customer ordering patterns which may occur as a result of, among other things, changes in inventory levels and timing of purchases which may be triggered by price changes and incentive programs. Additionally, the majority of the Company's sales are made through distribution, which limits direct visibility to trends at the end-user. The limited visibility makes it harder to forecast both macro and/or end-user specific changes.

One customer accounted for 11% and 7% of total revenue for the years ended December 31, 2020 and 2019, respectively. A loss of this customer or any other large customer, or a significant reduction in sales to this customer or any other large customer, could have an adverse impact on the Company’s results.
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
The Company's goodwill and other intangible assets represent a significant amount of its total assets.
The Company's total assets reflect significant intangible assets, primarily goodwill. At December 31, 2020, goodwill and other intangible assets totaled $257.2 million, or 23.2% of total assets. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business acquisitions. The Company may experience unforeseen issues with businesses acquired, which may adversely affect the anticipated returns of the business or value of the intangible assets and trigger an evaluation of the recoverability of the recorded goodwill and intangible assets for such business. The Company assesses annually whether there has been impairment in the value of goodwill or indefinite-lived intangible assets. If future operating performance were to fall below current levels, the Company could be required to recognize a non-cash charge to operating earnings to impair the related goodwill or other intangible assets. With respect to continuing operations, the Company recognized $0.4 million in non-cash impairment charges for the year ended December 31, 2020 related to one intangible asset. Any future goodwill or intangible asset impairments could negatively affect the Company's financial condition and results of operations.
While the Company’s shares trade on the Toronto Stock Exchange ("TSX"), they trade on the OTC Pink Marketplace in the US, which may result in the possible absence of a liquid trading market for securities of US investors.
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

ECONOMIC RISKS AND RISKS RELATED TO OTHER EXTERNAL FACTORS
Current economic conditions and uncertain economic forecast could adversely affect the Company’s results of operations and financial conditions.

The Company’s operations and performance depend significantly on worldwide economic conditions, particularly in the manufacturing sector in North America, Asia and Europe, and their impact on levels of capital spending. Unfavorable changes in the global economy have affected and may affect the demand for the products of the Company and its customers, customers’ and suppliers’ access to credit and the stability of the global financial system, the overall health of its markets, unemployment and other macroeconomic factors generally affecting commercial and industrial spending behavior and negatively affect the operations of the Company’s suppliers’ and their ability to supply the Company with finished goods and the raw materials and components required for the Company’s products. Further, adverse economic conditions could also increase the likelihood of customer delinquencies. A prolonged period of economic decline could have a material adverse effect on the results of operations, gross margins, and the overall financial condition of the Company, as well as exacerbate the other risk factors set forth below.
COVID-19 could materially adversely affect the Company's results.
In the event of a pandemic, epidemic or outbreak of an infectious disease, the Company's business may be adversely affected. For example, beginning in December 2019, a new strain of the coronavirus (COVID-19) spread rapidly through the world, including the United States, Canada and Europe (where, collectively, fairly large portions of the Company’s operations are located and its sales occur) causing national, provincial, state and local governments to issue directives aimed at minimizing the spread of COVID-19 and resulting in significant disruptions to the economy and global financial markets.
The Company's facilities remain open and operating, having qualified as essential under the applicable government orders and guidelines. However, there could be unpredictable disruptions to the Company’s operations and its customer or supplier operations as a result of the COVID-19 pandemic and new government orders or guidelines. Unpredictable disruptions to the Company’s operations and its customers' or suppliers' operations could disrupt the Company's operations, reduce its future revenues and negatively impact the Company’s financial condition. Alternative capacity exists across all major product lines that should enable the continuation of operations if certain facilities were required to close; however, in most cases, this alternative capacity would produce less than current run rates. Management has adjusted, and will continue to adjust, production plans to align with changes in demand in order to manage working capital and associated cost levels.
Management has successfully mitigated minor supply chain challenges experienced to date and continues to work closely with suppliers as supply chain risk mitigation plans are refined. However, the COVID-19 pandemic may result in supply chain and operational disruptions such as the availability and transportation of raw materials or the ability for the Company's packaging and equipment specialists to visit customer facilities.
Management has put measures in place to enable employees to work safely according to the United States Centers for Disease Control and Prevention and World Health Organization guidelines and other applicable social distancing guidelines, including requiring employees to wear protective face coverings provided by the Company while in its manufacturing facilities, to complete health interviews prior to entry on a regular basis, and to practice social distancing. The Company has significantly increased the frequency of cleaning and sanitizing equipment and facilities in the context of COVID-19 and the Company continues to support remote work arrangements for approximately 20% of its workforce in North America. The remote work arrangements have not had any significant effect on the Company's ability to conduct its day-to-day operations. Employee health coverage has been enhanced to include the cost of COVID-19 testing and treatment at no additional cost to employees, and the higher risk workforce or those experiencing illness of any kind are strongly encouraged to stay at home or shelter in place. As a result of these and other factors, the current absentee rate at the Company's facilities has been at a manageable level and has not resulted in any material level of production disruption.
The COVID-19 pandemic has resulted in volatility and disruptions in the capital and credit markets as well as widespread economic deterioration. This economic and market volatility may negatively impact customer buying habits, which could adversely affect the Company’s financial results.
There continues to be significant macroeconomic uncertainty, and the Company expects the COVID-19 pandemic will likely continue to have a materially negative impact on the global economy in 2021 and perhaps beyond. While the Company has delivered positive financial results to date, the pandemic could yet materially impact the Company’s ability to manufacture, source (including the delivery of raw materials to its facilities) or distribute its products both domestically and internationally and reduce demand for its products, any of which could have a materially negative impact on the Company’s financial results in 2021 and beyond. Given the dynamic nature of the pandemic (including its duration and the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.
The Company faces risks related to its international operations.
The Company has customers and operations located outside the US and Canada. In 2020, sales to customers located outside the US and Canada represented approximately 10% of its sales. The Company’s international operations present it with a number of risks and challenges, including potential difficulties staffing and managing its foreign operations, potential difficulties managing a more extensive supply chain as compared to its sales efforts in the US and Canada, potential adverse changes in tax regulations affecting tax rates and the way the US and other countries tax multinational companies, the effective marketing of the Company’s products in other countries, tariffs and other trade barriers, less favorable intellectual property laws, longer customer receipt cycles, shorter vendor payment cycles, exposure to economies that may be experiencing currency volatility or negative growth, exposure to political and economic instability and unsafe working conditions (including acts of terrorism, widespread criminal activities and outbreaks of war), certain cultural differences and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance.
There have been recent changes, and future, additional changes may occur, to US and foreign trade and tax policies, including heightened import restrictions, import and export licenses, new tariffs, trade embargoes, government sanctions or trade barriers. Any of these restrictions could prevent or make it difficult for the Company to obtain certain raw materials and/or equipment needed to manufacture certain products. Increased tariffs could require the Company to increase its prices which could decrease demand for the Company’s products. In some situations, it may be difficult for the Company to effect a price increase for products whose raw materials are affected by tariffs, see “Risk Factor—Fluctuations in raw material costs or the unavailability of raw materials may adversely affect the Company’s profitability.” In addition, other countries may retaliate through their own restrictions and/or increased tariffs which would affect our ability to export products and therefore adversely affect the Company's sales.

In addition, in June 2016, voters in the United Kingdom approved an advisory referendum to withdraw membership from the European Union (commonly referred to as “Brexit”). The United Kingdom formally departed from the European Union on January 31, 2020, subject to a transition period that ended on December 31, 2020 (the “Brexit Transition Period”). Following the Brexit Transition Period, the United Kingdom is no longer a part of the single market and customs union of the European Union. Changes resulting from Brexit could adversely affect worldwide economic and market conditions and could contribute to instability in global financial and foreign exchange markets. Specifically, Brexit could cause disruptions to, and create uncertainty surrounding, the Company’s business in Europe, including affecting the Company’s relationships with its existing and future customers, suppliers and employees, cause fluctuations in exchange rates, cause changes in regulatory oversight and/or impact taxes or tariffs on goods. Uncertainty about future custom and trade arrangements between the United Kingdom and other countries may have a material adverse effect on our business.

In December 2020, the United Kingdom and the European Union announced they had entered into a post-Brexit deal on certain aspects of trade and other strategic and political issues (the “Trade Agreement”), potentially avoiding some of the anticipated disruption of Brexit. The Trade Agreement offers United Kingdom and European Union companies preferential access to each other’s markets; however, economic relations between the two will now be on more restricted terms. At this time, the Company cannot predict the impact the Trade Agreement will have on its business, customers, suppliers and employees. The Company will continue to evaluate its risks and uncertainty related to Brexit and the Trade Agreement and will assess their impact.
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
While the Company manufactures products in a large number of diversified facilities and maintains insurance covering its facilities, a catastrophic loss of the use of all or a portion of one of its key manufacturing facilities or workforce due to accident, equipment failures, labor issues, public health crises (such as COVID-19), extreme weather conditions, power outages, explosion, terrorism, man-made disaster, natural disaster (including fire, hurricane, flood, earthquake, extreme temperatures, flood, drought, typhoon, tsunamis), rising sea levels, climate change or otherwise, whether short or long-term, could have a material adverse effect on the Company. Specifically, these events could create a material disruption and have a material adverse effect on the Company's operations and productivity. Disruptions could increase cost of sales, harm the Company's reputation and adversely affect its ability to attract or retain customers. While the Company reviews and seeks to put in place contingency plans, such events are unpredictable in nature and the impact and path of such events change and develop as the event approaches or occurs and the Company's contingency plans may not be sufficient to address disruptions attributable to such risks.

CREDIT AND LIQUIDITY RISKS
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
The Company’s dividend policy currently provides for an annualized dividend of $0.63 per share. The future declaration and payment of dividends, if any, will be at the discretion of the Board of Directors and will depend on a number of factors, including the Company’s financial and operating results, financial position, legal requirements, and anticipated cash requirements. The Company can give no assurance that dividends will be declared and paid in the future or, if declared and paid in the future, at the same level as in the past. Additionally, the Company’s 2018 Credit Facility restricts its ability to pay dividends if the Company does not meet its net leverage or interest coverage ratios, or if the Company is otherwise in default.
The Company’s outstanding debt and changes in interest rates could adversely affect its financial condition.
As of December 31, 2020, the Company had outstanding debt of $490.0 million, which represented 30.5% of its total capitalization. Of such total debt, approximately $233.2 million net of unamortized fees was secured. The Company’s outstanding indebtedness could adversely affect its financial condition. The Company’s outstanding indebtedness could also increase its vulnerability to adverse general economic and industry conditions; require the Company to dedicate a substantial portion of its cash flows from operating activities to payments on its indebtedness, thereby reducing the availability of the Company’s cash flows to fund working capital, capital expenditures, potential acquisitions, research and development efforts and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have less debt; and limit the Company’s ability to borrow additional funds on terms that are satisfactory to it or at all.
In 2020, the US Federal Reserve further decreased its benchmark interest rate to near zero in response to COVID-19. It is unclear when the US Federal Reserve may reverse its accommodating stance towards monetary policy but any such reversal or market expectation of such change may result in higher long-term interest rates. Such a transition may be abrupt and may, among other things, reduce the availability and/or increase the costs of obtaining new debt and refinancing existing indebtedness, negatively impact the market price of our common stock, and potentially decrease demand for the products of the Company and its customers.

Certain loans and financing extended to the Company are made at variable rates that use the London Inter-bank Offered Rate ("LIBOR") as a benchmark for establishing the interest rate. LIBOR is the subject of recent proposals for reform. On July 27, 2017, the United Kingdom’s Financial Conduct Authority announced that it intends to phase out LIBOR rates by the end of 2021. In November 2020, the phase out date was changed to June 30, 2023. Central banks around the world have commissioned working groups of market participants and official sector representatives with the goal of finding suitable replacements for LIBOR based on observable market transactions. It is expected that a transition away from the widespread use of LIBOR to alternative rates will occur over the course of the next few years and that alternative reference rate(s) will be established. Although the full impact of such reforms and actions, together with any transition away from LIBOR, remains unclear, these changes may have a material impact on the Company. If LIBOR ceases to exist, the method and rate used to calculate the Company's variable-rate debt in the future may result in interest rates and/or payments that are higher than, lower than, or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on its obligations if LIBOR was available in its current form. The consequences cannot be entirely predicted and could have an adverse impact on the market value for or value of LIBOR-linked loans and other financial obligations or extensions of credit held by the Company. The potential effect of any such event on the Company's cost of capital, financial results, and cash flows cannot yet be determined.
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
The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $16.8 million as of December 31, 2020 as compared to $15.1 million at the end of 2019. For 2020 and 2019, the Company contributed $1.1 million and $1.3 million, respectively, to its wholly or partially funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit. In addition, the Company cannot predict whether a change in factors such as pension asset performance or interest rates, will require the Company to make a contribution in excess of its current expectations. Also, the Company expects to contribute $1.4 million to satisfy its 2021 minimum funding requirement for its wholly or partially funded pension plans and to beneficiaries for its unfunded other benefit plans. Further, the Company may not have the funds necessary to meet future minimum pension funding requirements or be able to meet its pension benefit plan funding obligation through cash flows from operating activities.
Item 4:Information on the Company

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
The Company's vision is to be the global leader in packaging and protective solutions. The Company strives to achieve its vision by empowering its team of talented employees, who proudly represent its values of people, passion, performance, integrity and teamwork. Together, the Company and its employees drive a strategy to strengthen the Company's product bundle, expand its global footprint, embrace sustainability and drive operational excellence.
In furtherance of these objectives, the Company has significantly expanded its business through internal growth and strategic acquisitions in recent years. The Company acquires businesses that either strategically fit within its existing business portfolio or expand its portfolio into a new and attractive business area. From 2015 through March 12, 2021 the Company has invested in several strategic business acquisitions with purchase prices totaling $370.7 million, as further described below in the Section entitled "Company History." The Company believes these acquisitions have provided and will continue to provide growth and improvement in the Company's competitiveness in what it believes are key markets and segments. The Company is actively considering additional acquisitions, investments and strategic alliances to strengthen its portfolio.
In 2016, the Company implemented a three year capital program focused on significant manufacturing facility rationalization initiatives to add capacity through the expansion of existing facilities and opening of new facilities. During the three year capital program from 2016 through 2019, the Company has invested approximately $259.2 million in capital expenditures. The Company funded three major projects as part of its 2016-2019 capital program: the water-activated tape greenfield facility, including a second line expansion project, in Midland, North Carolina; the Capstone woven products greenfield manufacturing facility in Karoli, India; and the carton sealing tape greenfield manufacturing facility in Dahej, India. As of the end of 2019, these projects were all successfully commissioned and put into operation, as further described below in the Section entitled "Company History."
In 2020, the Company announced plans to accelerate the Company's investments in its e-commerce-related production capacity in order to address a continued increase in demand in its e-commerce end market. During the year ended December 31, 2020, the Company invested approximately $16.4 million in capital expenditures related to e-commerce production initiatives, as further described below in the Section entitled "Business Overview."
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
In October 2015, the Columbia, South Carolina facility (which the Company planned to relocate to a new property in Blythewood, South Carolina) was damaged by significant rainfall and severe flooding ("South Carolina Flood"). The damages sustained were considerable and resulted in the facility being permanently shut down and its duct tape, masking tape, and stencil production lines relocated to Blythewood, South Carolina earlier than planned. Since this relocation was completed in 2016, the Company has worked to restore production capabilities and commercialize its suite of masking tape and stencil product offerings produced in the Blythewood, South Carolina manufacturing facility. While navigating the challenges of doing so, the Company lost most of its sales in the South Carolina masking tape and stencil product lines and experienced significant delays in commercializing them in the new facility. During 2018, the Company finished commercialization of its post-South Carolina Flood stencil and remaining post-South Carolina Flood masking tape production. Since the commercialization of these products, the Company's efforts are focused on recapturing lost sales and growing new masking tape and stencil products sales. While the timing and extent of these recoveries are uncertain, the Company does expect incremental improvement over time. Total capital expenditures for this project from inception to completion totalled $60.7 million.
On April 7, 2015, the Company purchased 100% of the issued and outstanding common stock of BP Acquisition Corporation (which wholly-owned a subsidiary, Better Packages, Inc.) (“Better Packages”), a leading supplier of water-activated tape dispensers. The Company paid an aggregate purchase price of $15.2 million, net of cash acquired. The purchase of Better Packages extended the Company’s product bundle and global presence in the rapidly growing e-commerce market. BP

Acquisition Corporation was liquidated and dissolved as of December 31, 2019, and the Better Packages acquired operations continue to operate under Better Packages, Inc. legal entity of which the Company owns 100% interest.
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
On February 16, 2016, the Company announced it would invest $44 to $49 million in the construction of a greenfield manufacturing facility in Midland, North Carolina, with a goal of increasing its manufacturing capacity of water-activated tapes by the end of 2017. The first production line at the Midland, North Carolina manufacturing facility was operational in the third quarter of 2017 and is operating at capacity. Total capital expenditures for this project from inception to completion totalled $48.6 million. As a result of the success of this project and the Company's expectation of further demand growth in water-activated tapes, in the third quarter of 2017, the Company began an initiative to double the capacity at the Midland, North Carolina facility ("Midland Expansion Project") by adding a second production line for an additional expected investment of $14.0 to $16.0 million. In February 2019, the Company successfully commissioned its second water-activated tape line as planned in terms of timeline and in line with expected capital expenditures. Total capital expenditures for this project from inception to completion totalled $13.4 million.
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
In 2017, the Company purchased 99.7% of the issued and outstanding shares of Capstone Polyweave Private Limited, a newly-formed enterprise in India (doing business as "Capstone") for cash consideration of $5.1 million, net of cash acquired. The Company’s investment in Capstone is intended to reinforce its strategic position in woven products through vertical integration. At the time, the Company agreed to maintain a minimum 55% interest in Capstone ("Capstone Partnership") for total cash consideration of approximately $13 million, financed with funds available under its credit facilities.
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
On July 1, 2017, the Company acquired substantially all of the assets of Canadian Technical Tape Ltd. (d/b/a "Cantech"), formerly a privately company and a North American supplier of industrial and specialty tapes based in Montreal, for an aggregate purchase price of $67.0 million, net of cash acquired. The assets included the shares of Cantech Industries Inc., Cantech’s US subsidiary (collectively, the “Cantech Acquisition”). The Cantech Acquisition enhanced the Company's product offering and added additional distribution channels for the Company's products in Canada, the US and Europe. In the third quarter of 2018, the Company announced that it would close Cantech's Johnson City, Tennessee manufacturing facility to further expand on operational synergies gained from the Cantech Acquisition. The Company closed the Johnson City, Tennessee manufacturing facility at the end of 2018 and subsequently sold the facility in June 2019. In April of 2019, the Company announced that it would close Cantech's Montreal, Quebec manufacturing facility and by August 2019 had transferred substantially all manufacturing operations to its other existing manufacturing facilities. The Company completed the closure of the manufacturing facility at the end of 2019.
On August 3, 2018, the Company acquired 100% of the outstanding equity value in Polyair Inter Pack Inc. (“Polyair”) for an aggregate purchase price of $145.0 million, net of cash acquired. Polyair, formerly a private company, is in the protective packaging business with seven manufacturing facilities and a distribution center in North America. Polyair's products include bubble cushioning, foam, mailers and inflatable systems. The acquisition strengthened the Company's product bundle and brings additional scale in protective packaging solutions.
On December 17, 2018, the Company acquired substantially all of the operating assets of Maiweave, LLC ("Maiweave") for an aggregate purchase price of $20.8 million, net of cash acquired. Maiweave products are used in applications such as grain and salt pile covers, pit and pond liners, shelter fabrics, outdoor media, and lumber mill packaging. The acquisition strengthened the Company's existing product bundle and adds additional capacity and scale in woven products.
On February 11, 2020, the Company acquired substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech" or the "Nortech Acquisition") for an aggregate purchase price of $46.5 million, net of cash balances acquired and including potential earn-out consideration of up to $12.0 million, contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. Excluding working capital adjustments, cash balances acquired and the contingent consideration noted above, the purchase price was $36.5 million. As of the date of the Nortech Acquisition, the Company determined it probable that the entire amount of contingent consideration would be paid after the two year anniversary date. During the second quarter of 2020, management concluded that any payment toward this obligation was no longer probable due to the impact of, and macroeconomic events resulting from, COVID-19 since the date of acquisition and the continued uncertainty surrounding the pandemic. As a result, the Company recorded an adjustment to the related liability, with an off-setting gain (net of accretion expense) recorded in finance costs in other finance expense (income), net. Nortech manufactures, assembles and services automated packaging machines. The custom-infeed and robotic solutions for packaging applications are designed for cartoning, case-packing, case-erecting, pouch-packaging and palletizing. The acquisition expanded the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging. The acquisition also adds engineering automation and integrated robotic design talent to the Company’s existing engineering and design teams. The Company expects these new capabilities will allow it to service customers experiencing growth pressures that require a customized automation solution.

B.	BUSINESS OVERVIEW
The Company is a recognized leader in the development, manufacture and sale of a variety of paper- and film- based pressure sensitive and water-activated tapes, polyethylene and specialized polyolefin films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies. Headquartered in Montreal, Quebec and Sarasota, Florida, IPG employs approximately 3,600 employees with operations in 31 locations, including 21 manufacturing facilities in North America, four in Asia and one in Europe as of March 12, 2021.
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
The Company has assembled a broad range of products by leveraging its manufacturing technologies, research and development capabilities, global sourcing expertise and strategic acquisitions. Over the years, the Company has made a number of strategic acquisitions intended to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets. The Company's largest end-markets as of December 31, 2020 were: general manufacturing, fulfillment/e-commerce, food and beverage, building and construction, retail and transportation.(1)
(1)Represents management estimates as the Company does not have access to exact point of sale data.
Overview of Periods

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

Capital Expenditures
Capital expenditures during 2018 totalled $75.8 million, and were primarily to support the following strategic and growth initiatives: the Capstone Greenfield Project ($16.9 million), the expansion project at the Midland manufacturing facility ($8.0 million), the Powerband Investment Projects ($6.9 million), the shrink film capacity expansion at the Tremonton, Utah manufacturing facility ($4.8 million), and the expansion of the Company’s specialty tape product offering ($1.0 million). Details of the Midland Expansion Project, the Capstone Greenfield Project and the Powerband Investment Project, are further described above in the Section entitled "History and Development of the Company."

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

On February 6, 2018, Capstone entered into an Indian Rupee ("INR") 975.0 million ($15.0 million) unsecured credit facility consisting of an INR 585.0 million ($9.0 million) term loan facility for financing capital expenditures and a INR 390.0 million ($6.0 million) working capital facility. The credit facility bears interest based on the prevailing Indian Marginal Cost-Lending Rate or USD Libor Rate and matures in June 2023. Funding under the 2018 Capstone Credit Facility is not committed and could be withdrawn by the lender with 15 days' notice.

On March 7, 2018, the Board of Directors approved the addition of restricted share units ("RSUs") as an available cash-settled award type under the Amended and Restated Performance and Restricted Share Unit Plan ("PRSU Plan"). Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. The purpose of a RSU is to provide award holders with a proprietary interest in the Company to: (a) increase the incentives of those award holders who share primary responsibility for the management, growth and protection of the business of the Company; (b) furnish an incentive to such award holders to continue their services for the Company; and (c) provide a means through which the Company may attract potential employees.

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

On July 4, 2018, Powerband entered into an INR 1,300.0 million ($19.0 million) credit facility (“2018 Powerband Credit Facility”), replacing Powerband's previous outstanding term loan and revolving line of credit. In December 2018, Powerband amended the 2018 Powerband Credit Facility to reallocate and increase its credit limit by INR 100 million ($1.4 million). Borrowings under the Powerband Credit Facility are secured by a charge on certain current and fixed assets of Powerband. Funding under the 2018 Powerband Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. During 2020, the term loan portion of the Powerband Credit Facility was repaid in full while the working capital facility in the amount of INR 375 million ($5.1 million) continues to remain available.

On July 18, 2018, the TSX approved the renewal of the Company's NCIB, under which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares over the twelve-month period ending July 22, 2019. The purchases by the Company will be effected through the TSX or other alternative trading systems in Canada, and will be executed at the market price of the shares at the time of the purchase.

On September 12, 2018, the Company made an $11.3 million discretionary contribution to its US defined benefit pension plans. These plans are now wholly funded on an accounting basis and as a result, the Company expects to reduce future contribution requirements and certain plan administration expenses.

In the third quarter of 2018, the Company announced that it would close the Johnson City, Tennessee manufacturing facility to further expand on operational synergies gained from the Cantech Acquisition. The Company closed the Johnson City, Tennessee manufacturing facility at the end of 2018 and subsequently sold the facility in June 2019. The Cantech Acquisition is further described above in the Section entitled "History and Development of the Company."

On October 15, 2018, the Company completed the private placement of $250.0 million 7% senior unsecured notes due in 2026 (the "Senior Unsecured Notes"). The Senior Unsecured Notes resulted in net proceeds to the Company, after deducting $5.1 million in debt issue costs, of approximately $244.9 million. The Company used the net proceeds from the Senior Unsecured Notes to repay a portion of the borrowings outstanding under the 2018 Credit Facility and to pay related fees and expenses, as well as for general corporate purposes. The Company believes the Senior Unsecured Notes provide optimal flexibility to allocate capital to the business at a fixed interest rate. For a copy of the Senior Unsecured Notes indenture, see Exhibit 2.3 to this Form 20-F.

2019

Capital Expenditures
Capital expenditures for the year ended December 31, 2019 totalled $48.2 million and were primarily to support the end stages of the Powerband Investment Projects ($5.7 million) and the Capstone Greenfield Project ($3.4 million) and various other smaller-scale strategic and growth initiatives, including projects to support the integration of acquired operations.

The Company successfully completed the Capstone Greenfield Project and after a brief ramp up period is now operating at full capacity. The investment decision to build a woven product greenfield facility in India has met its objective through both structurally and materially improving the profitability and contribution to results of this business.

The Company completed the commissioning of production processes associated with the greenfield carton sealing tape manufacturing facility as part of the Powerband Investment Projects. Subsequent production ramp up to optimal operating efficiency and order book generation is expected to be slower than initially anticipated and as a result, sales from this manufacturing facility did not make a significant contribution to results in 2019 or 2020. The Company does not expect to achieve an after-tax internal rate of return greater than 15% on this investment based on the original plan for the facility but continues to assess plans to optimize this asset.

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

2020

Acquisition
On February 11, 2020, the Company acquired substantially all of the operating assets of Nortech for an aggregate purchase price of $46.5 million, net of cash balances acquired. Excluding working capital adjustments, cash balances acquired and the contingent consideration noted above, the purchase price was $36.5 million. Nortech manufactures, assembles and services automated packaging machines. The custom-infeed and robotic solutions for packaging applications are designed for cartoning, case-packing, case-erecting, pouch-packaging and palletizing. The acquisition expanded the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging. The acquisition also adds engineering automation and integrated robotic design talent to the Company’s existing engineering and design teams. The Company expects these new capabilities will allow it to service customers experiencing growth pressures that require a customized automation solution.
The purchase price includes potential earn-out consideration of up to $12.0 million, contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. These provisions require the Company to pay up to $12.0 million to the former owners of Nortech should the acquired assets generate an excess of certain profit thresholds as defined in the asset purchase agreement, measured over the two-year period following the date of acquisition.
As of the date of the Nortech Acquisition, management determined it probable that the entire amount of contingent consideration would be paid after the two-year anniversary of the acquisition date, and therefore recorded a $10.8 million financial liability in the opening balance sheet for Nortech, representing the discounted net present value of the $12.0 million potential obligation.
During the second quarter of 2020, management concluded that any payment toward this obligation was no longer probable due to the impact of, and macroeconomic events resulting from, COVID-19 since the date of acquisition and the continued uncertainty surrounding the pandemic. The COVID-19 pandemic has created, what management believes to be, short-term changes in market conditions surrounding Nortech's legacy business including: delays in customer approvals on new machines and installations and changes in customer capital expenditure behavior resulting in significantly fewer orders from successful lead generation. In addition, new product opportunities currently in the early design stages are expected to experience some delay.
As of December 31, 2020, management continues to believe that any amount of payment toward this obligation is not probable for the same reasons and, therefore, the Company continues to estimate the fair value of the obligation to be nil. The fair value of the contingent consideration will continue to be reassessed at each reporting date with any changes to be recognized in earnings in finance costs in other finance expense (income), net.
Capital Expenditures
Capital expenditures for the year ended December 31, 2020 totalled $45.8 million and were primarily for investments in e-commerce-related production capacity, maintenance needs, initiatives supporting the efficiency and effectiveness of operations and other strategic initiatives. All of the Company's strategic and growth initiatives are expected to yield an after-tax internal rate of return greater than 15%.
Other Significant Events
Beginning in December 2019, COVID-19 has been spreading rapidly through the world, including the United States, Canada, India and Europe (where, collectively, significant portions of the Company’s operations are located and its sales occur). Variants of COVID-19 have been reported in certain countries. The impact of the virus varies from region to region and from week to week. During 2020, the Company has implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers, shareholders and other stakeholders, Details on the Company's response to COVID-19 are further described above in the Section entitled "Risk Factors" as well as below in the Section entitled "Human Capital".
On July 21, 2020, TSX approved the renewal of the Company's NCIB, under which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares over the twelve-month period ending July 22, 2021. The purchases by the Company will be effected through the TSX or other alternative trading systems in Canada, and will be executed at the market price of the shares at the time of the purchase. As of March 12, 2021, there were no shares repurchased.

On October 15, 2020, the Company announced the appointment of Ms. Jane Craighead and Mr. Chris R. Cawston, each of Ontario, Canada as new board members of the Company.
On November 11, 2020, the Board of Directors amended the Company’s dividend policy by increasing the annualized dividend by 6.8% from $0.59 to $0.63 per common share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook.
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
For the years ending December 31, 2020, 2019, and 2018, tapes accounted for 59%, 57%, and 64%, respectively, of the Company’s revenue.
The Company’s tape products consist of three main product groups, Carton Sealing Tapes, Industrial & Specialty Tapes and Machinery.
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
The Company’s primary competitors for this product are 3M Co., Primetac (Pitamas), Vibac Group and other imported Asian products.
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
Polyethylene Tape
Polyethylene tapes are manufactured from a polyethylene film that is coated with a synthetic rubber adhesive. Polyethylene tapes are used primarily in the construction industries, restoration & remediation markets and entertainment & convention industry for a variety of applications including patching, stucco masking, seaming and sealing, bundling & wrapping, splicing & surface protection, vapor barrier, marine protection, tarp repair and carpet seaming. The Company's primary competitors for these products are Berry Global Inc. and Scapa.
Process Indicator Tape
Process indicator tape (Type 1) is primarily paper-backed on which indicator lines are printed using different ink systems and are then coated with a variety of adhesive systems. These Type 1 process indicator tapes are designed to seal packs exposed to different sterilization processes (steam, ethylene-oxide, and plasma). The indicator tape distinguishes between items processed and unprocessed by color change indicator lines printed on the backing. The Company's primary competitors for these products are 3M Co., Johnson & Johnson, and a number of smaller manufacturers from various geographies.
Sheathing Tape
Sheathing tape is manufactured from a treated polypropylene film substrate coated with an acrylic adhesive. Sheathing tape is primarily sold into the building and construction industry for applications involving the sealing of joints and seams of housewrap, polyethylene vapor barrier material and other insulation materials that form the building envelope. The Company's primary competitors for these products are 3M Co. and Berry Global Inc.

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
Machinery
Packaging Systems
The Company provides complementary packaging systems under the Better Pack® and Interpack™ brands. Machinery that makes up the Company’s complementary packaging systems include, but are not limited to, mechanical systems for case sealing applications with the use of long roll carton sealing tape, as well as water-activated tape produced by the Company and a variety of tape dispensers. These machines are used in production lines at the packaging level. They are also widely used in the fulfillment industries. These systems add value by providing efficient packaging processes to a variety of industrial customers. The Company’s primary competitors in this market are 3M Co., Loveshaw, BestPack, Marsh and Phoenix.
Packaging Automation
The Company provides automation solutions for industrial applications under the Nortech Packaging™ and Tishma Technologies™ brands. Solutions provided under these brands include the design, assembly and service of automated packaging systems such as custom infeed and robotics for carton sealing, case erecting, pouch packaging and palletizing applications. These solutions are commonly utilized in food packaging, pharmaceutical, e-commerce, confectionary, personal care, cosmetics and beverage applications. The Company's primary competitors in this market are ADCO Manufacturing, Combi Packaging Systems LLC, Delkor Systems Inc, Douglas Machine Inc. and Pearson Packaging Systems.
(b)Films
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
For the years ending December 31, 2020, 2019, and 2018, films accounted for 15%, 16%, 18%, respectively, of the Company’s revenue.
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
SuperFlex® is a high performance, light gauge stretch film which offers customers good security for their loads but at a low cost per load. Genesys®, Genesys®HT, Genesys®Ultra, Genesys®Ultra Plus, Prolite® and Orbit Air™ are SuperFlex® brand products. Amtopp, Berry Global Inc., Malpack (Canada) and Paragon Films produce competitive products.

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
For the years ending December 31, 2020, 2019, and 2018, protective packaging accounted for 13%, 12%, 5%, respectively, of the Company’s revenue.
Air Pillows
Air pillows are manufactured from polyethylene film and are inflated at the point of use with an inflatable system. Air pillows are used as packaging material for void fill and cushioning applications. The Company's product line also includes bubble-on-demand solutions, which are manufactured from polyethylene film and inflated into a cushioning product at point of use with the same inflatable systems as air pillows. Typical end-use markets for air pillows and bubble-on-demand include e-commerce fulfillment, third-party logistics providers ("3PLs"), retail fulfillment houses and contract packaging operations. The Company’s primary competitors for this product are Pregis Corp., Sealed Air Corp., and Storopack, Inc.
Bubble Cushioning
Bubble cushioning, which is manufactured from polyethylene film and encapsulated air is one of the most commonly used forms of protective packaging for void fill and cushioning applications. Bubble cushioning is also used for wrapping and surface protection. Typical end-use markets for bubble cushioning include manufacturing, e-commerce fulfillment, third-party logistics providers ("3PLs"), retail fulfillment houses and contract packaging operations. The Company’s primary competitors for this product are Sealed Air Corp and Pregis Corp.
Mailers
The Company's mailer product line includes a complete line of padded paper mailers marketed under the Curby™ brand, as well as paper bubble mailers, plastic bubble mailers and polyethylene courier mailers marketed under the Polyair™ brand. Mailers are durable and lightweight, can be custom printed, and available in standard sizes. The Company’s primary competitors for this product are PAC Worldwide and Sealed Air Corp.
Paper Void Fill & Cushioning
Paper void fill and cushioning consists of kraft paper which is automatically crumpled at the point of use with a paper system machine. Typical end-use markets for paper void fill and cushioning include manufacturing, e-commerce fulfillment, 3PLs, retail fulfillment houses and contract packaging operations. The Company’s primary competitors for this product are Pregis Corp., Ranpak, Sealed Air Corp., and Storopack, Inc.

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
Protective Packaging Systems
The Company's Protective Packaging Systems consist of Inflatable Systems and Paper Systems that are marketed under the AirSpaceTM and PaperSpaceTM brands. Inflatable Systems are high performance machinery that deliver protective packaging materials such as air pillows and bubble-on-demand solutions at customer facilities. These systems are installed on-site for customers and offers users adjustable air-fill control, multiple pillow size selection and bubble on demand configurations. The Company's primary competitors for protective packaging systems include Pregis Corp, RanPak, Sealed Air Corp., and Storopack, Inc.
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
The Company’s engineered coated fabrics are categorized in four markets: building and construction, agro-environmental, specialty fabrics, and industrial packaging. For the years ending December 31, 2020, 2019, and 2018, engineered coated fabric products accounted for 13%, 14% and 12%, of the Company’s revenue, respectively.
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
Poultry Fabrics
Woven coated polyolefin fabrics are used in the construction of poultry houses in the southern US. Materials with high ultraviolet resistance are fabricated into side curtains that regulate ventilation and temperature in buildings. Poultry Fabrics are also used for vapor barrier applications for the metal building industry. The Company’s primary competitor for this product is Berry Global Inc.
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
Other Specialty Fabric
Products and applications of specialty fabrics include fabrics designed for conversion into pool covers, field covers, disaster relief materials, protective covers and construction sheeting, brattice cloth for mine ventilation, underground marking tapes, salt pile covers and industrial packaging. The Company has a broad product offering in this market that includes traditional extrusion coated woven substrates, as well as the manufacturing of composite products, which are composed of woven substrates laminated to other materials, such as non-woven textiles and foam. Primary competitors of the Company for these products include Berry Global Inc, and producers from China and Korea.
Industrial Packaging Products
The Company has a range of industrial packaging products used as protective covers that are used before and after the manufacturing process. These products are available in a variety of weights, widths and colors. Customers also have an option to develop brand awareness by having their logo printed on these products.
Metal Wrap
The Company’s woven and coated polyolefin metal wraps are designed to protect flat sheet and coiled metals during transit and storage. These products are available in both polyethylene and polypropylene, as well as polyethylene laminated to kraft paper for extra moisture protection. Primary competitors of the Company for these products include Owens Corning and several producers from China.
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
Research and Development and New Products
The Company’s research and development efforts continue to focus on new products, technology platform developments, new production processes and formulations. As described in the sections that follow, the Company introduced 30 new products in 2020, 43 new products in 2019, and 46 new products in 2018.

In 2018, the Company:
• expanded its offering of process indicator tapes and double coated tapes,
• introduced new products to bolster its stencil product offering,
• further expanded its engineered coated products greenhouse fabric offering to include heavier gauge products,
•introduced a complete line of paper void fill and cushioning protective packaging products, and
•further expanded its thermal products protective packaging offering with the additional insulated packaging solutions to include insulated mailers and insulated package inserts.
In 2019, the Company:
•expanded its offering to include additional polyethylene tapes for the building, construction and remediation industries,
•introduced a new industrial grade automotive refinishing tape to bolster its automotive after market offering,
•introduced a complete line of paper based void fill solutions for void fill and blocking & bracing applications targeted to the e-commerce market,
•further expanded its engineered coated products building and construction offering with additional non-woven laminates, and
•further expanded its offering of industrial tapes with an economy grade duct tape.
In 2020, the Company:
•introduced a new hand-tearable polyethylene film tape for use during outdoor stucco application and painting,
•introduced a new double sided tape targeted to the abatement market and specifically designed for poly draping applications,
•qualified the Company's non-woven materials, typically used to manufacture housewrap products, to be used in the production of personal protective equipment ("PPE"),
•qualified the Company's sheathing tape, typically used to create building vapor barriers, to be used in the emergency installation of temporary negative pressure wards, and
•repurposed our existing masking and duct tape products to be used as social distancing marking materials in businesses, schools and other institutions.
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
Sales of products to customers located in the US, Canada and Germany accounted for approximately 80%, 10% and 2% of total sales, respectively, in 2020, 80%, 9% and 2% of total sales, respectively, in 2019, 79%, 9% and 2% of total sales, respectively, in 2018.
The Company’s customer base is diverse; however, there was one customer as of December 31, 2020 and 2019 with annual sales that accounted for 11% and 7%, respectively, of the Company's total revenue. No other customer exceeded more than 5% of the Company’s total revenue over the same time period.

(3)    Seasonality of the Company’s Main Business
The Company experiences some business seasonality that results in the Company’s efforts to effectively manage its working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to a higher level of sales invoiced towards the end of the quarter and inventory builds in anticipation of higher future sales. This working capital build normally unwinds later in the fiscal year. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.
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
The majority of the Company’s raw materials are sourced from North American manufacturers, although due to volatility in prices the Company occasionally sources raw materials from outside of North America. Raw materials accounted for approximately 60%, 61% and 64% of reported cost of sales in 2020, 2019 and 2018.
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
Additionally, the Company sells products directly to large domestic and multinational end-users as well as through the retail channel in North America. The Company’s engineered coated products are primarily sold directly to converters and original equipment manufacturers.
(6)     Trademarks and Patents
The Company markets its tape products under the trademarks Intertape™, Central®, American®, TUCK®Tape, CANTECH® and various private labels. The Company markets its machinery product lines under the trademarks Better Packages®, Interpack®, Nortech™ and Tishma™.
The Company's stretch films are sold under the trademark SuperFlex® and StretchFlex®. Its shrink wrap is sold under the registered trademark ExlfilmPlus® and Exlfilm®.
The Company markets its protective packaging products under the Polyair® brand, and a series of sub-brands which include AirSpace®, PaperSpace™, HexcelWrap™, Durabubble®, Durakraft™, Edurabubble®, Lamifoam®, Starfoam®, Starmover™, Ecolite®, Fastpak® and Xpak.
The Company markets its engineered coated products, including polyolefin fabrics under the registered trademarks NovaShield®, NovaSeal®, NovaWrap™, NovaFlash®, AquaMaster®, Umbra® and NovaThene®.
The Company has approximately 239 active registered trademarks, 114 in the US, 74 in Canada, 13 in Mexico, and 38 in foreign jurisdictions, which include trademarks acquired from American Tape, Anchor, Rexford Paper Company, Central Products Company, The Crowell Corporation, Flexia, Better Packages, TaraTape & Design®, TARA TAPE®, and Polyair. The Company currently has 18 pending trademark applications, 6 in the US, and 12 in foreign jurisdictions.
The Company has pursued US and foreign patents in select areas where it believes that unique products offer a competitive advantage in profitable markets. The Company’s 114 granted patents and 24 pending patent applications include: engineered coated products and film for which the Company has 14 patents and 3 pending applications, tape products for which it has 52 patents and 6 pending applications, adhesive products and manufacture for which it has 27 patents and 7 pending applications, equipment for packaging for which it has 17 patents and 7 pending applications, and other products for which it has 4 patents and 1 pending applications.
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
(8)     Environmental Initiatives and Regulation
(a) Initiatives

The values of a safe work environment, environmental stewardship, efficiency in raw material and energy usage, and good corporate citizenship are part of our culture and focus. The Company has been embracing sustainability as a strategy to help it perform better for its customers, business partners, employees, investors and shareholders, and communities. In 2020, the Company established the Environmental, Social & Governance ("ESG") Committee of the Board of Directors as well as a formal sustainability department within the Company that is overseen by the CFO who reports directly to the CEO. The sustainability department has developed teams throughout the Company, called the Sustainable Value Network ("SVN"), to establish a framework to ensure a focus on sustainability throughout our business.
The core SVN teams are as follows:
•Product and material innovation
•Circular economy solutions
•Operational footprint
•People and communities

The Company's dedicated SVN teams are establishing benchmarks, setting targets and developing data collection to measure the Company's progress.

The Company strives to steward the planet’s limited resources, and embraces a vision for a more circular economy.

The IPG Environmental Policy guides its operations and includes commitments to continual improvement, compliance with environmental laws, regulations, and other applicable requirements, assessments of operational impacts, investments in technologies to improve performance, employee training and education, and public engagement.

Energy efficiency has been a critical focus area for the Company for over ten years. Using the Intertape Performance System ("IPS"), the Company is better able to link energy-saving efforts with production practices, creating a common language and enabling continuous improvement in both energy consumption and production. The current goals of the IPG Energy Policy are for the Company to operate its facilities in an efficient, environmentally responsible, and safe manner; to reduce energy intensity by 2.5% per year and CO2 emissions by 3% per year, to support the procurement and generation of renewable energy, and to achieve this goal by implementing continuous improvement programs and employee training initiatives across the entire organization. The policy assigns the Corporate Utilities Team the role of measuring progress towards achieving the energy efficiency goal, identifying energy efficiency projects, and providing a forum for identifying best practices. It requires employees to be highly involved in reducing energy usage. The policy communicates the Company's recognition that through the awareness, commitment and capability of employees, the Company will strive to achieve success and surpass its energy efficiency goals.

The Company published its Corporate Environmental Policy on its website at www.itape.com/sustainability. This policy applies to the organization's activities, products and services worldwide. The Company commits to goals of being an environmental leader by fulfilling its compliance obligations, enhancing environmental performance through continual improvement activities, preventing pollution and meeting commitments made with organizations with which the Company engages. It is the responsibility of the Company's employees to demonstrate excellence in environmental stewardship. Through the awareness, commitment and capability of our employees, the Company expects to successfully meet its stated environmental objectives.

The Company continues to focus on its environmental initiative to save energy. In August 2009, the Company became an ENERGY STAR® Industrial Partner, which is a voluntary partnership with the US Environmental Protection Agency (“EPA”) to improve energy efficiency and fight global warming. The Company as an ENERGY STAR® Industrial Partner joined the fight against global warming by improving the efficiency of its buildings and facilities. The EPA recognized the Company as a 2014 and 2015 ENERGY STAR Partner of the Year for strategically managing and improving the energy efficiency in its operating locations. In each of the years 2016 to 2020 the EPA presented the Company the ENERGY STAR Sustained Excellence Award, which is the highest level of EPA recognition. In addition, certain Company facilities have achieved the EPA’s ENERGY STAR Challenge for Industry fourteen times, which is to reduce energy intensity by 10% within 5 years.
The Company has adopted a Sustainable Product Design and Development Vision which places the precautionary principle, as is outlined in the United Nations Global Compact and the Cradle to Cradle® design principles, as central pillars to guide the Company’s aspirational sustainable product lifecycle goals. The Cradle to Cradle Certified™ Products Program is a globally recognized protocol for product designers, manufacturers and brands as a pathway for making products with a positive impact on people and the planet. To receive certification, products are assessed for environmental and social performance across five critical sustainability categories: material health, material reuse, renewable energy and carbon management, water stewardship, and social fairness. A product is assigned an achievement level for each category and the product’s lowest category achievement also represents its overall certification level.
During 2020, the company achieved Cradle to Cradle Certified™ Bronze level for Water Activated Tape and NovaShield® Structure Membrane, and Silver level for Exlfilmplus® Shrink film and StretchFLEX® and SuperFLEX® Stretch Film.
In an effort to ensure that the packaging products manufactured by the Company are managed correctly at their end-of-life, the Company has put in place initiatives to correctly label the recyclable packaging products manufactured by the Company. The Company manufactures certain film product lines, typically not accepted through curbside recycling or community recycling centers. These product lines have been approved to use the How2Recycle® labeling system and are recyclable at store drop off locations (where applicable) for plastic film. The Company also offers protective packaging products that are curbside recyclable and are approved to use the How2Recycle® labeling system. Water-activated tape is a Kraft paper tape that is re-pulpable with the corrugated it is applied to. The Company markets its water-activated tape products as recyclable products.
On July 9, 2020, the Company issued its annual sustainability report "We Package, We Protect & We Sustain" (the "Sustainability Report"), which provides an overview of the Company's sustainability progress in 2019 and highlights sustainability opportunities in the years ahead. The complete report is available on the Company’s website at www.itape.com/sustainability.
(b)Regulation
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
The Company’s use of hazardous substances in its manufacturing processes and the generation of hazardous wastes not only by the Company, but by prior occupants of its facilities, suggest that hazardous substances may be present at or near the Company’s facilities or facilities which may come to be located there in the future. Consequently, the Company is required to monitor closely its compliance under all the various environmental laws and regulations applicable to the Company. In addition, the Company arranges for the off-site disposal of hazardous substances generated in the ordinary course of its business.
The Company obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for the facilities it owns or leases before the Company either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or ground water analysis. These assessments may reveal any material or significant environmental liability for the Company and are therefore necessary to reveal all potential environmental liabilities that the Company may be required to address and possibly remediate. Additionally, understanding the future use of neighboring operations or the conditions of the land in the vicinity of the Company’s properties and monitoring the development of increasingly stringent environmental laws and regulations, enforcement or damage claims to property or injury to persons resulting from the impact of the Company’s operations, may cause it to incur significant future costs and liabilities.
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
The Company believes that its facilities are in material compliance with applicable environmental laws and regulations, and that the Company has obtained, and is in material compliance with, all material permits required under environmental laws and regulations. Compliance is routinely evaluated for the operations through internal annual reviews of applicable laws and regulations with the facility and periodic third party evaluations. Additionally, federal, state and local representatives perform inspections, typically unannounced, to ensure compliance to the required permits and regulatory statutes. Any issues are readily addressed and root cause and countermeasures put into place to avoid their reoccurrence. The Company utilizes reputable external counsel and consultants to assist with navigation through the regulatory arena and provide competent evaluation and input into major permitting updates, government inquiries and assisting with routine compliance matters. The Company addresses compliance topics through risk evaluation and implementation of preventive measures to avoid possible issues with the impact of operations. Best management practices routinely check equipment and facility operations for any issues. The employees at the facilities undergo initial and regular training to familiarize them with environmental, health and safety topics and their role in maintaining compliance, notification procedures if an issue arises and being a good public steward both at the facility and in the community.
(9)     Human Capital
Employee Profile
The Company employs approximately 3,600 employees with operations in 31 locations, including 21 manufacturing facilities in North America, four in Asia and one in Europe as of March 12, 2021.
Worker Safety
At the heart of the Company's corporate values is the commitment to people. The values of people, passion, integrity, performance and teamwork are built on a foundation of individuals who are the embodiment of the Company’s culture. These values commit the Company to support and nurture its employees and the communities in which they work. Providing a safe work environment is one of the Company's top priorities, and each employee shares the responsibility for maintaining a safe and healthy workplace. Over the past 15 years, the Company has achieved significant reductions in safety incidents. The Company has accomplished improvements through benchmarking with peers and other leading companies, by establishing safety pillar teams at the plant and corporate levels, conducting process hazard assessments, incident reviews and internal audits.
The Company is also committed to providing comprehensive training and employee engagement opportunities in health and safety improvements. The Company is proud of its internal safety recognition programs, and has a system to designate manufacturing facilities as gold-, silver- or bronze-level safety performers based on scoring relative to its safety performance criteria. Health and safety expectations are set in the Corporate Health and Safety Policy and implemented at all levels of the organization. The senior management team provides commitment, sets expectations and assigns resources. The Company's operations team leverages the IPS (as further described above in the Section entitled "Environmental Initiatives and Regulation"), for which safety is a foundational element, to manage operations and drive continuous improvement. Safety leadership teams provide comprehensive feedback and organize to deploy and sustain strategic improvement goals through the IPS process.

With respect to COVID-19, the Company has implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers, shareholders and other stakeholders. The following is an overview of the status of the Company's worker safety and well-being efforts during the year ended December 31, 2020:
•The Company's facilities are open and operating, having qualified as essential under the applicable government orders and guidelines.
•Management has put measures in place to enable employees to work safely according to the United States Centers for Disease Control and Prevention and World Health Organization guidelines and other applicable state and local guidelines, including requiring employees to practice social distancing, to wear protective face coverings provided by the Company while in its manufacturing facilities and to complete health interviews prior to entry on a regular basis. The Company has significantly increased the frequency of cleaning and sanitizing equipment and facilities in the context of COVID-19 and the Company continues to support remote work arrangements for approximately 20% of its workforce in North America. The remote work arrangements have not had any significant effect on the Company's ability to conduct its day-to-day operations.
•Employee health coverage has been enhanced to include the cost of COVID-19 testing and treatment at no additional cost to employees, and the higher risk workforce or those experiencing illness of any kind are strongly encouraged to stay at home or shelter in place.
Education, Training and Development
Education, training and development programs are standardized where appropriate, but also vary by region and operation, as necessary. In the U.S., Canada, Europe and India, the Company offers new hire, IT security and safety training. In 2019 and 2020, IPG Code of Conduct and Business Ethics ("Code of Conduct") training was provided to the majority of salaried employees. Other types of training – including first aid training, fire extinguisher training, workplace hygiene, hazard communication training, on-the-job training, forklift training and leadership training, among other topics – are offered as needed at individual locations or one centralized location. IPG does not currently track the average hours of training per employee.
Employee Retention
The Company offers a comprehensive and competitive benefits program to attract, retain and incentivize talented employees. Benefits provided to full-time employees may include health insurance, life insurance, disability insurance, retirement plans, equity and/or cash incentives, paid leave, vacation, sick time, personal time and tuition assistance. Offerings vary by country and by location.
The Company provides transition assistance for employees in the U.S. not terminated for cause and not due to retirement. Assistance offerings vary by position.
In the U.S., the Company's practice is to allow parental leave under the Family and Medical Leave Act of 1993. For the father or adoptive/foster parent, this will mean an unpaid, but job-protected leave. The Company allows employees to use vacation to subsidize income. For the birth mother, the Company's short-term disability plan permits short-term disability payments.
In Canada, maternity leave is paid protected leave for up to 17 weeks after the birth of a child. Parental leave is available to the birth mother, father or adoptive parents and is paid protected leave for up to 35 weeks. An additional 26 weeks of parental leave is protected, but unpaid. This allows the birth mother to take up to 18 months of job protected leave of which 12 months is paid. This allows adoptive parents or the father to take up to 14 months of job protected leave of which 8 months is paid. The Company recognizes and offers this leave to all of its Canadian employees. In addition, the Company's short term disability plans cover any absences for the birth mother prior to the birth of the child in the event she was no longer able to work due to a medical issue for her or the baby.
Portugal requires parental leave, and India provides leave for female employees only. IPG also maintains a policy to support breastfeeding mothers.

Corporate Philanthropy
The Company recognizes and highly values the communities in which its employees work and live and is committed to supporting its communities in ways that matter locally. The Company's priorities are mainly related to children and wellness. The Company does not consider any charity with a religious affiliation, or any affiliation with any political or controversial topic to be a Company qualified charity. The Company expects those it sponsors to model financial transparency.
Stakeholder Engagement
The Company initiates different types of stakeholder engagement as part of its regular activities. The Company defines stakeholders consistent with the Global Reporting Initiative Standards, as entities or individuals that can reasonably expect to be significantly affected by the Company's activities, products or services; or whose actions the Company can reasonably expect to affect its ability to implement strategies or achieve objectives.
The Company's stakeholders include customers, business partners, employees, investors and shareholders, as well as various community, third-party and government groups. The Company engages with stakeholders through multiple methods in the course of doing business, as it is fulfilling roles in industry and associations and in its communities. The Company's approach to stakeholder engagement considers the guidance of the Code of Conduct and other specific policies. The frequency of engagement is appropriate to the nature of the relationship.

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

Entity	Place of Incorporation or Constitution	Proportion of Ownership Interest and Voting Power Held as of:
		December 31, 2020	December 31, 2019
Intertape Polymer Group Inc.	Canada	Parent	Parent
Better Packages, Inc.	Delaware	100%	100%
Capstone Polyweave Private Limited	India	55%	55%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Portugal	100%	100%
GPCP, Inc.	Delaware	50.1%	50.1%
Intertape Polymer Corp.	Delaware	100%	100%
Intertape Polymer Europe GmbH	Germany	100%	100%
Intertape Polymer Inc.	Canada	100%	100%
Intertape Polymer Japan GK	Japan	100%	100%
Intertape Polymer Woven USA Inc.	Delaware	100%	100%
Intertape Woven Products Services, S.A. de C.V.	Mexico	100%	100%
Intertape Woven Products, S.A. de C.V.	Mexico	100%	100%
IPG (US) Holdings Inc.	Delaware	100%	100%
IPG (US) Inc.	Delaware	100%	100%
IPG Mauritius Holding Company Ltd	Mauritius	100%	100%
IPG Mauritius II Ltd	Mauritius	100%	100%
IPG Mauritius Ltd	Mauritius	100%	100%
Polyair Canada Limited	Canada	100%	100%
Polyair Corporation	Delaware	100%	100%
Powerband Industries Private Limited	India	100%	100%
Spuntech Fabrics Inc.*	Canada	100%	100%

*	Dormant

D.	PROPERTY, PLANTS AND EQUIPMENT

The table below lists the Company's material tangible fixed assets, including a description of the size and uses of the property, how the assets are held, the products produced, and the location, as of December 31, 2020:

Location	Status	Use	Products Manufactured	Square Feet	Property Size (Acres)
9999 Cavendish Boulevard, Suite 200 St. Laurent, Quebec H4M 2X5	Leased	Corporate Headquarters	N/A	12,121
100 Paramount Drive, Suite 300 Sarasota, Florida 34232	Leased	Executive Headquarters	N/A	35,913
4 Hershey Drive Ansonia, Connecticut 06401	Leased	Machine Assembly	Machinery	46,400
6035 Lagrange Boulevard SW Atlanta, Georgia 30336	Leased	Manufacturing and Distribution	Mailers, Bubble Cushioning, Foam	105,600
300 Spencer-Mattingly Lane Bardstown, Kentucky 40004	Leased	Manufacturing	Foam, Machinery	102,318
525 Wilson Parkway Bardstown, Kentucky 40004	Owned	Manufacturing	Films, Air Pillows	15,000	7.76
1091 Carolina Pines Drive Blythewood, South Carolina 29016	Owned	Manufacturing	Tapes (paper, duct, stencil)	350,000	33.83
1095 South 4th Avenue Brighton, Colorado 80601	Leased	Manufacturing	BOPP Film, Carton Sealing Tape	Manufacturing & Office – 155,982 Warehouse – 27,500
2200 North McRoy Drive Carbondale, Illinois 62901	Owned	Manufacturing	Tapes (carton sealing, electrical, filament, specialty)	190,324	29.9
495 Meadow Lane Carlstadt, New Jersey 07072	Leased	Manufacturing	Mailers, Bubble Cushioning	75,000
1600 Kelly Boulevard #140 Carrollton, Texas 75006	Leased	Manufacturing	Bubble Cushioning	75,000
808 East 113th Street Chicago, Illinois 60628	Leased	Manufacturing	Mailers, Bubble Cushioning, Air Pillows	145,182
2000 South Beltline Boulevard Columbia, South Carolina 29201	Owned	Idle	N/A	7 Buildings – 499,770	86.48
1692 Jenks Drive #102 Corona, California 92880	Leased	Manufacturing	Mailers, Bubble Cushioning, Reflective Packaging, Solar Blankets	129,200
1400 Rosemont Avenue Cornwall, Ontario K6J 3E6	Owned	Manufacturing and Distribution	Tapes (carton sealing, duct, filament, masking, sheathing, specialty, sports)	206,236	39.38
360 Ringgold Industrial Parkway Danville, Virginia 24540	Leased	Regional Distribution Center	N/A	199,600
1101 Eagle Springs Road Danville, Virginia 24540	Owned	Manufacturing	Tapes (carton sealing, PE) Films (stretch)	289,195	26.0
10101 Nordel Court Delta, British Columbia V4G 1J8	Leased	Manufacturing	Engineered coated products	54,274

Location	Status	Use	Products Manufactured	Square Feet	Property Size (Acres)
330 Humberline Drive Etobicoke, Ontario M9W 1R5	Leased	Office and Manufacturing	Mailers, Bubble Cushioning, Reflective Packaging, Solar Blankets	131,566
317 Kendall Ave Marysville, Michigan 48040	Owned	Manufacturing	Tapes (paper, specialty)	5 Buildings – 226,016	11.53
748 4th Street Menasha, Wisconsin 54952	Owned	Office Building	N/A	16,251	0.80
741 4th Street Menasha, Wisconsin 54952	Owned	Manufacturing	Tapes (water- activated)	165,134	5.68
13722 Bill McGee Road Midland, North Carolina 28107	Owned	Manufacturing	Tapes (water- activated)	144,000	40.54
1407 The Boulevard, Suite E Rayne, Louisiana 70578	Leased	Offices	N/A	1,472
3725 Faith Road Salisbury, North Carolina 28146	Owned	Manufacturing and Distribution	Engineered Coated Products	41,465	3.21
101 E. State Parkway Schaumburg, IL 60173	Leased	Machine Assembly	Machinery	35,000
1800 East Pleasant Street Springfield, Ohio 45505	Owned	Manufacturing and Distribution	Engineered Coated Products	208,217	4.78
760 West 1000 North Tremonton, Utah 84337	Owned	Manufacturing	Films (stretch, shrink)	115,000	17.00
50 Abbey Avenue Truro, Nova Scotia B2N 5G6	Owned	Manufacturing	Engineered coated products	306,200	13.00
1800 Enterprise Boulevard West Sacramento, California 95691	Leased	Warehouse	N/A	32,549
Philipp-Reis-Straße 5 24941 Flensburg Germany	Leased	Office	N/A	1,453
Lugar de Vilares-Barqueiros 4740-676 Barqueiros BCL Barcelos, Portugal	Owned	Manufacturing and Distribution	Films (shrink)	35,500	5.40
Capstone SP-1038, RIICO Industrial Area, Chopanki, Bhiwadi-301019, Rajasthan, India	Leased (1)	Manufacturing	Engineered coated products	150,000	5.97
Powerband 354/3,4,5 Vapi-Kachigam Road Daman, India 396210	Owned	Manufacturing and Distribution	Tapes (carton sealing)	120,000	6.79
Powerband Plot # Z/103/B Dahej SEZ - II Lakhigam Taluka: Vagra Dist, Bharuch	Leased (1)	Manufacturing and Distribution	Tapes (carton sealing)	110,000	20.28
Capstone SP4-319(A), RIICO Industrial Area Karoli, Rajasthan, India	Leased (1)	Manufacturing	Engineered coated products	220,000	14.80
1536 Cty Rd O Neenah, Wisconsin 54957	Leased	Distribution	N/A	114,650
543 Willow Street Truro, Nova Scotia B2N 6T3	Leased	Warehouse	N/A	27,000
C 3/5, Prashant Vihar, Sector 14, Rohini, New Delhi - 110085	Leased	Office	N/A	100

(1)The land is leased under a long lease term and the manufacturing facility is owned by the Company.

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

The Company made progress through 2020 on several of its initiatives to improve productivity, increase capacity, and manufacture new products. Capital expenditures during 2018, 2019, and 2020 totalled $75.8 million, $48.2 million, and $45.8 million, respectively.
The Company typically relies upon cash flows from operations and funds available under the 2018 Credit Facility, Senior Unsecured Notes and other available borrowings to fund capital expenditures. In 2015 through 2018, capital expenditures were also financed in part by the 2014 Revolving Credit Facility, the terms of which are summarized in Item 4.B. above.

For further details on capital expenditures regarding construction, expansion or improvement of above listed facilities, see Item 4.A. above.

Item 4A:	Unresolved Staff Comments

Not Applicable.

Item 5:Operating and Financial Review and Prospects (Management's Discussion & Analysis)
This Management’s Discussion and Analysis ("MD&A") is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the "Company"), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of March 11, 2021, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2020 and 2019 and for the three-year period ended December 31, 2020 ("Financial Statements"). It should also be read together with the text below on forward-looking statements in the Section entitled "Forward-Looking Statements."
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
This MD&A contains certain non-GAAP financial measures and key performance indicators as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, total leverage ratio, consolidated secured net leverage ratio, and free cash flows (please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA, Adjusted EBITDA and Total Leverage Ratio” section below for a description and reconciliation of EBITDA and adjusted EBITDA, and a description of consolidated secured net leverage ratio and total leverage ratio, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below in the section entitled "Non-GAAP Financial Measures and Key Performance Indicators" and should consider non-GAAP financial measures and key performance indicators only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Financial Highlights
(In millions of USD, except per share amounts, selected ratios, and stock information)
(Unaudited)

	2020	2019	2018
	$	$	$
Operations
Revenue	1,213.0	1,158.5	1,053.0
Gross margin (1)	23.8%	21.3%	20.8%
Net earnings attributable to Company shareholders (2)	72.7	41.2	46.8
Adjusted net earnings (3)	89.7	57.8	62.2
Adjusted EBITDA (3)	211.1	172.2	140.9
Cash flows from operating activities	179.6	135.0	90.8
Free cash flows (3)	133.8	86.8	15.0
Capital expenditures (4)	45.8	48.2	75.8
Effective tax rate (5)	20.7%	28.3%	17.4%

Per Common Share
IPG Net Earnings - diluted	1.22	0.70	0.79
Adjusted earnings - diluted (3)	1.50	0.98	1.05
Dividend paid per share (6)	0.60	0.58	0.56
Financial Position
Working capital (7)	165.6	169.4	186.5
Total assets	1,109.6	1,025.7	1,004.8
Net debt (8)	473.5	501.8	481.3
Total equity attributable to Company shareholders	304.7	260.7	249.8
Cash and loan availability (9)	408.7	406.0	393.9
Selected Ratios
Current ratio (10)	1.7	2.0	2.1
Consolidated secured net leverage ratio (3) (9)	1.1	1.4	1.5
Total leverage ratio (3) (11)	2.2	2.9	3.2
Stock Information
Weighted average shares outstanding - diluted (12)	59,631	58,989	59,084
Shares outstanding as of December 31 (12)	59,027	59,010	58,650
The Toronto Stock Exchange (CDN$)
Share price as of December 31	24.14	16.62	16.92
High: 52 weeks	26.86	19.97	22.84
Low: 52 weeks	7.02	15.68	14.60
(1)     Gross profit divided by revenue.
(2)     Net earnings attributable to Company shareholders ("IPG Net Earnings").
(3)        These are non-GAAP financial measures defined below and accompanied by a reconciliation (where required) to the most directly comparable GAAP financial measure. Refer to the section below entitled "Non-GAAP Financial Measures and Key Performance Indicators."
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
(11)    Net debt, divided by adjusted EBITDA. Adjusted EBITDA for the twelve months ending December 31, 2018 used in this calculation includes (i) pre-acquisition results for Polyair, Maiweave and Airtrax conformed to the Company's current definition of adjusted EBITDA, which is not normalized for expected run-rates and (ii) the pro forma effects of operating lease payments that were capitalized in accordance with new lease accounting guidance implemented on January 1, 2019. "Polyair" refers to Polyair Inter Pack, Inc. and "Polyair Acquisition" refers to the acquisition by the Company of 100% of the outstanding equity in Polyair on August 3, 2018. "Maiweave" refers to Maiweave LLC and "Maiweave Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Maiweave on December 17, 2018. "Airtrax Acquisition" refers to the acquisition by the Company of substantially all of the assets and assumption of certain liabilities of Airtrax Polymers Private Limited (doing business as "Airtrax") on May 11, 2018 as part of a larger transaction involving Capstone Polyweave Private Limited (doing business as “Capstone”) and its minority shareholders.
(12)    In thousands.
2020 Share Prices

	High	Low	Close	ADV (1)
The Toronto Stock Exchange (CDN$)
Q1	17.34	7.02	10.04	262,007
Q2	13.83	9.27	11.98	250,895
Q3	16.38	11.61	14.83	196,442
Q4	26.86	14.82	24.14	279,556

(1)Represents average daily volume sourced from the Toronto Stock Exchange.

Consolidated Quarterly Statements of Earnings
(In thousands of USD, except share and per share amounts)
(Unaudited)

	1st Quarter			2nd Quarter
	2020 (1)	2019	2018	2020 (1)	2019	2018
	$	$	$	$	$	$
Revenue	278,212	277,823	237,229	267,710	295,609	249,072
Cost of sales	219,105	220,027	186,777	210,623	230,915	194,625
Gross profit	59,107	57,796	50,452	57,087	64,694	54,447
Gross margin	21.2%	20.8%	21.3%	21.3%	21.9%	21.9%
Selling, general and administrative expenses	30,907	32,683	29,123	34,534	36,433	27,653
Research expenses	3,333	3,168	3,221	2,546	3,023	3,233
	34,240	35,851	32,344	37,080	39,456	30,886
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	24,867	21,945	18,108	20,007	25,238	23,561
Manufacturing facility closures, restructuring and other related charges (recoveries)	651	304	107	3,211	3,875	(407)
Operating profit	24,216	21,641	18,001	16,796	21,363	23,968
Finance costs (income)
Interest	7,798	7,693	2,462	7,513	8,565	3,945
Other (income) expense, net	(1,132)	(655)	1,125	(9,590)	798	1,328
	6,666	7,038	3,587	(2,077)	9,363	5,273
Earnings before income tax expense	17,550	14,603	14,414	18,873	12,000	18,695
Income tax expense (benefit)
Current	2,355	1,175	988	3,996	5,977	765
Deferred	881	2,896	2,132	296	(439)	2,901
	3,236	4,071	3,120	4,292	5,538	3,666
Net earnings	14,314	10,532	11,294	14,581	6,462	15,029
Net earnings (loss) attributable to:
Company shareholders	14,376	10,491	11,359	14,479	6,566	15,097
Non-controlling interests	(62)	41	(65)	102	(104)	(68)
	14,314	10,532	11,294	14,581	6,462	15,029
IPG Net Earnings per share
Basic	0.24	0.18	0.19	0.25	0.11	0.26
Diluted	0.24	0.18	0.19	0.25	0.11	0.26
Weighted average number of common shares outstanding
Basic	59,009,685	58,652,366	58,801,327	59,009,685	58,760,473	58,811,586
Diluted	59,075,593	58,924,107	59,146,693	59,467,336	58,955,643	59,103,899
Certain prior period amounts, including net earnings and the Company's non-GAAP financial measures, have been adjusted to reflect the allocation of purchase proceeds related to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020 ("Nortech Acquisition") as measured and reported in the third quarter of 2020. These results reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature. See "Nortech Acquisition and Integration Update" below as well as the section below entitled “Non-GAAP Financial Measures and Key Performance Indicators.”

Consolidated Quarterly Statements of Earnings
(In thousands of USD, except share and per share amounts)
(Unaudited)

	3rd Quarter			4th Quarter
	2020	2019	2018	2020	2019	2018
	$	$	$	$	$	$
Revenue	323,027	293,598	279,062	344,079	291,489	287,656
Cost of sales	238,917	229,535	221,719	255,599	231,167	231,015
Gross profit	84,110	64,063	57,343	88,480	60,322	56,641
Gross margin	26.0%	21.8%	20.5%	25.7%	20.7%	19.7%
Selling, general and administrative expenses	38,621	35,025	34,230	53,424	32,533	31,460
Research expenses	2,554	3,326	2,926	2,763	3,010	2,644
	41,175	38,351	37,156	56,187	35,543	34,104
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	42,935	25,712	20,187	32,293	24,779	22,537
Manufacturing facility closures, restructuring and other related charges (recoveries)	466	1,614	5,777	—	(657)	1,583
Operating profit	42,469	24,098	14,410	32,293	25,436	20,954
Finance costs
Interest	7,368	7,764	3,952	6,757	7,668	6,713
Other expense (income), net	1,296	(459)	(1,497)	3,188	3,630	2,854
	8,664	7,305	2,455	9,945	11,298	9,567
Earnings before income tax expense	33,805	16,793	11,955	22,348	14,138	11,387
Income tax expense (benefit)
Current	9,373	6,584	(496)	9,871	3,459	(323)
Deferred	(2,741)	(2,332)	2,742	(4,910)	(1,010)	1,093
	6,632	4,252	2,246	4,961	2,449	770
Net earnings	27,173	12,541	9,709	17,387	11,689	10,617
Net earnings (loss) attributable to:
Company shareholders	26,726	12,528	9,663	17,089	11,631	10,634
Non-controlling interests	447	13	46	298	58	(17)
	27,173	12,541	9,709	17,387	11,689	10,617
IPG Net Earnings per share
Basic	0.45	0.21	0.16	0.29	0.20	0.18
Diluted	0.45	0.21	0.16	0.28	0.20	0.18
Weighted average number of common shares outstanding
Basic	59,009,685	58,877,185	58,817,410	59,012,869	58,900,337	58,831,432
Diluted	59,745,118	59,058,758	59,081,293	60,083,664	59,027,917	59,055,824

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
The Company has assembled a broad range of products by leveraging its manufacturing technologies, research and development capabilities, global sourcing expertise and strategic acquisitions. Over the years, the Company has made a number of strategic acquisitions intended to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets. The Company's largest end-markets as of December 31, 2020 were: general manufacturing, fulfillment/e-commerce, food and beverage, building and construction, retail and transportation.(1)
The Company's unique bundle of products positions it to serve the market with a broad and comprehensive range of packaging, protective and industrial product solutions. The Company believes that its broad and unique product bundle is a key competitive advantage. The portfolio of products is valuable to the Company’s customers as it contributes to the flexibility of its distributor partners by allowing them to offer a solutions-oriented approach to address specific end user needs, creates operating efficiencies and lowers operating costs. Management believes this flexibility is unique to the Company and differentiates the Company from its competitors.
COVID-19
Beginning in December 2019, a new strain of the coronavirus (COVID-19) has been spreading rapidly through the world, including the United States, Canada, India and Europe (where, collectively, significant portions of the Company’s operations are located and its sales occur). As of late, variants of COVID-19 have been reported in certain countries, including the United States. The impact of the virus varies from region to region and from week to week.
The Company has implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers, shareholders and other stakeholders. The following is an overview of the status of the Company's efforts as of the time of this filing as well as a discussion of certain risks to its business associated with COVID-19:
•The Company's facilities are open and operating, having qualified as essential under the applicable government orders and guidelines. Alternative capacity exists across all major product lines that would enable the continuation of operations if certain facilities were required to close; however, in most cases, this alternative capacity would produce less than current run rates. Management has adjusted, and will continue to adjust, production plans to align with changes in demand in order to manage working capital and associated cost levels. Management has successfully mitigated minor supply chain challenges experienced to date and continues to work closely with suppliers as supply chain risk mitigation plans are refined.
•Management has put measures in place to enable employees to work safely according to the United States Centers for Disease Control and Prevention and World Health Organization guidelines and other applicable local guidelines, including social distancing and requiring employees to wear protective face coverings provided by the Company while in our manufacturing facilities and to complete health interviews prior to entry on a regular basis. The Company has significantly increased the frequency of cleaning and sanitizing equipment and facilities in the context of COVID-19 and the Company continues to support remote work arrangements for approximately 20% of its workforce in North America. The remote work arrangements have not had any significant effect on the Company's ability to conduct its day-to-day operations.
•Employee health coverage has been enhanced to include the cost of COVID-19 testing and treatment at no additional cost to employees, and the higher risk workforce or those experiencing illness of any kind are strongly encouraged to stay at home or shelter in place. As a result of these and other factors, we believe the current absentee rate at facilities in North America is at a manageable level and has not resulted in any material level of production disruption.
•The Company has been effectively managing working capital and has implemented cost savings initiatives. In the fourth quarter and fiscal year 2020, the Company generated cash flows from operating activities of $88.6 million and $179.6 million, respectively, and free cash flows of $63.8 million and $133.8 million, respectively. Cash and loan availability was $408.7 million at the conclusion of the fourth quarter. Loan covenants were well within their limits with the consolidated secured net leverage ratio at 1.14, compared to the covenant maximum of 3.70, and the consolidated interest coverage ratio at 7.08, compared to the covenant minimum of 2.75 as of December 31, 2020. Loan availability was $392.2 million as of December 31, 2020, which does not include the incremental accordion feature of $200.0 million available on the Company's credit facility (subject to the credit agreement's terms and lender approval). Additionally, the 2018 Credit Facility (defined later in this document) has approximately two years remaining until maturity and the Senior Unsecured Notes (defined later in this document) have approximately six years remaining until maturity. See "Liquidity and Borrowings" below for more information.
There continues to be significant macroeconomic uncertainty, and the Company expects the COVID-19 pandemic will likely have a materially negative impact on the global economy into 2021 and perhaps beyond. While the Company has delivered positive financial results to date, the pandemic could yet materially impact the Company’s ability to manufacture, source (including the delivery of raw materials to its facilities) or distribute its products both domestically and internationally and reduce demand for its products, any of which could have a significant negative impact on the Company’s financial results in 2021 and beyond. Given the dynamic nature of the pandemic (including its duration and the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.
Financial Summary
The Company reported a 4.7% increase in revenue for the year ended December 31, 2020 as compared to the year ended December 31, 2019 and an 18% increase in revenue for the fourth quarter of 2020 as compared to the fourth quarter of 2019. The increase in revenue in both periods was primarily due to increased demand in products with significant e-commerce or building and construction end-market exposure, including water-activated tapes, protective packaging and certain other tape products.
Gross margin increased to 23.8% in the year ended December 31, 2020 as compared to 21.3% in 2019. Gross margin increased to 25.7% in the fourth quarter of 2020 compared to 20.7% in the fourth quarter of 2019. In both periods, gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs and favourable plant performance driven by increased scale providing leverage on both fixed costs and recent investments.
IPG Net Earnings for the year ended December 31, 2020 increased to $72.7 million ($1.23 basic and $1.22 diluted earnings per share) from $41.2 million ($0.70 basic and diluted earnings per share) for the year ended December 31, 2019. The increase was primarily due to an increase in gross profit and a gain resulting from a fair value adjustment to the Company's contingent consideration related to the Nortech Acquisition. These favourable impacts were partially offset by an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments.
IPG Net Earnings for the fourth quarter of 2020 totalled $17.1 million ($0.29 basic earnings per share and $0.28 diluted earnings per share) compared to $11.6 million ($0.20 basic and diluted earnings per share) for the fourth quarter of 2019. The increase was primarily due to an increase in gross profit, partially offset by an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments and an increase in income tax expense.
Adjusted net earnings(2) increased to $89.7 million ($1.52 basic adjusted earnings per share(2) and $1.50 diluted adjusted earnings per share) for the year ended December 31, 2020 from $57.8 million ($0.98 basic and diluted adjusted earnings per share) for the year ended December 31, 2019. Adjusted net earnings increased to $32.4 million ($0.55 basic adjusted earnings per share and $0.54 diluted adjusted earnings per share) for the fourth quarter of 2020 from $13.6 million ($0.23 basic and diluted adjusted earnings per share) for the fourth quarter of 2019. The increase in both periods was primarily due to an increase in gross profit, partially offset by an increase in income tax expense.

Adjusted EBITDA(2) increased to $211.1 million for the year ended December 31, 2020 from $172.2 million for the year ended December 31, 2019 and to $67.7 million for the fourth quarter of 2020 from $43.8 million for the fourth quarter of 2019. The increase in both periods was primarily due to an increase in gross profit.
(1)Represents management estimates as the Company does not have access to exact point of sale data.
(2)Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP Financial Measures and Key Performance Indicators” below.
Other Highlights
Dividend Declaration
On March 11, 2021, the Board of Directors declared a dividend of $0.1575 per common share payable on March 31, 2021 to shareholders of record at the close of business on March 22, 2021.
On November 11, 2020, the Board of Directors amended the Company's quarterly policy to increase the annualized dividend by 6.8% from $0.59 to $0.63 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook.
Sustainability
The Company continues to embrace sustainability as a key strategy of doing business to drive operational excellence and benefit from new opportunities in its markets. In July 2020, the Company published its annual 2019 sustainability report, titled "We Package, We Protect & We Sustain", which provides an overview of the Company's sustainability progress in 2019 and highlights sustainability opportunities in the years ahead. The Company's achievements in 2020 include:
•Achieved Cradle to Cradle Certified™ Silver level for Exlfilmplus® Shrink Film, StretchFLEX® and SuperFLEX® Stretch Film
•Achieved Cradle to Cradle Certified™ Bronze level for Water Activated Tape and NovaShield® Structure Membrane
•Formed the Environmental, Social & Governance ("ESG") Committee of the Board of Directors with a mandate to provide governance and oversight with respect to ESG matters including: health, safety, environmental, social, sustainability, climate-related matters, corporate governance and other human capital matters.
Read the full report at www.itape.com/sustainability.
Nortech Acquisition & Integration Update
On February 11, 2020, the Company completed the Nortech Acquisition. Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands, and services customers worldwide across major industries including food and beverage, pharmaceutical, e-commerce, confections, personal care and cosmetics. The custom in-feed and robotic solutions for packaging applications that the Company acquired from Nortech are designed for cartoning, case-packing, case-erecting, pouch-packaging and palletizing. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging. Automation system design and service are key capabilities in growing markets like e-commerce. The acquisition provides the Company with opportunities to supply its consumable products, such as tapes, films and protective packaging to new and existing machine customers. The acquisition also adds engineering automation and integrated robotic design talent to the Company’s existing engineering and design teams. These new capabilities enable the Company to service customers experiencing growth pressures that require a customized automation solution.
The Nortech Acquisition was completed for an aggregate purchase price of $46.5 million, net of cash balances acquired. This amount includes potential earn-out consideration of up to $12.0 million contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. Excluding working capital adjustments, cash balances acquired and the contingent consideration noted above, the purchase price was $36.5 million. In the twelve months prior to the acquisition date, Nortech's sales were approximately $20 million with adjusted EBITDA (as determined consistent with the Company's definition) of $5.5 million. The upfront purchase price represents an adjusted EBITDA multiple of 6.6x. The purchase price, when including the tax basis step-up value, represents an adjusted EBITDA multiple of 5.7x without any consideration given to potential revenue synergies. The potential earn-out consideration does not impact the adjusted EBITDA multiples. The initial purchase price amount paid was financed using funds available under the Company's 2018 Credit Facility.
The Nortech Acquisition’s impact on the Company’s consolidated earnings was as follows (in millions of USD):

	Three months ended December 31, 2020	February 12 through December 31, 2020
	$	$
Revenue	2.5	11.7
Net loss	1.2	2.1
The COVID-19 pandemic has created, what management believes to be, short-term changes in market conditions surrounding Nortech's business including: delays in customer approvals on new machines and installations and changes in customer capital expenditure behavior resulting in significantly fewer orders from successful lead generation. In addition, new product opportunities currently in the early design stages are experiencing some delay. As a result of these impacts, management:
•continues to believe that the absence of any future payment toward the contingent consideration obligation is probable and, therefore, the Company estimates the fair value of the obligation to be nil as of December 31, 2020; and
•performed impairment testing for the Nortech asset group in the second and fourth quarters of 2020, which did not indicate impairment or result in any impairment charge being recognized largely due to what management expects to be the relatively short-term nature of the COVID-19 pandemic's impact on the macroeconomic environment relative to the expected future cash flows and growth expected to be generated by Nortech over the long-term once market conditions have improved.
Outlook
The Company's expectations for fiscal year 2021 are as follows:

•Revenue in 2021 is expected to be between $1.3 and $1.4 billion. This range takes into consideration recent increases in raw material prices, which are expected to have a direct impact on selling prices.
•Adjusted EBITDA for 2021 is expected to be between $220 and $240 million.
•Total capital expenditures for 2021 are expected to be approximately $100 million, which includes $70 million to expand production capacity in the Company's highest growth product categories, specifically water-activated tape, wovens, protective packaging and films. This also includes $10 million for digital transformation and cost savings initiatives, and $20 million for regular maintenance.
•Free cash flows for 2021 are expected to be between $80 and $100 million. As in previous years, the Company expects the majority of free cash flows to be generated in the second half of the year due to the normal seasonality of working capital requirements.
•The Company expects a 22% to 27% effective tax rate for 2021, excluding the potential impact of changes in the mix of earnings between jurisdictions and the potential impact of changes resulting from potential US tax legislation that increases rates and could be retroactive to January 1, 2021. The Company expects cash taxes paid in 2021 to be approximately 10% greater than income tax expense due to less availability of tax attributes and loss carryforwards, as well as the impacts of bonus depreciation previously taken.
The Company recognizes that the potential effects and duration of COVID-19, as well as the impact of the weather-related event in Texas during February on the availability and price of raw materials is uncertain and could have an effect on the expected level of revenue and adjusted EBITDA. Consistent with past practices, the Company expects to protect the dollar spread by implementing price increases as required to offset higher raw material and freight costs. The implications of the weather-related event in Texas continue to evolve. The Company is monitoring the situation and does not anticipate inventory constraints in the first quarter. However, availability of raw materials could impact the second quarter if production in Texas is not restored in a reasonable time frame.
The Company is expanding production capacity in high-growth product categories. By installing new capacity within its existing footprint, the Company expects these projects will provide shorter-term investment horizons and return profiles that more than exceed the 15% after-tax internal rate of return threshold that the Company has traditionally applied to its strategic investments. The Company is investing directly into categories where it expects demand to exceed production in the near term. The Company views these as low risk, margin accretive projects. Based on its capital plan, the Company anticipates generating more than $100 million in incremental revenue on an annualized run-rate basis by the end of 2022 as well as additional growth into 2023 and beyond.
The above description of the Company's 2021 financial outlook in this MD&A is based on management's current views, strategies, assumptions and expectations concerning growth opportunities, the potential impact of COVID-19, as well as management's assessment of the opportunities for the Company and its industry. The purpose of disclosing this outlook is to provide investors with more information concerning the fiscal impact of the Company's business initiatives and growth strategies. The above description of the Company's 2021 outlook is forward-looking information for the purposes of applicable securities laws in Canada and readers are therefore cautioned that actual results may vary materially from those described above. Refer to the section below entitled "Forward-Looking Statements" as well as "Item 3. Key Information - Risk Factors," located in the Company’s annual report on Form 20-F for the year ended December 31, 2019 for a reference to the risks and uncertainties impacting the Company that could cause actual results to vary.
Results of Operations
Revenue
Revenue for the year ended December 31, 2020 totalled $1,213.0 million, a $54.5 million or 4.7% increase from $1,158.5 million for the year ended December 31, 2019, primarily due to:
•An increase in volume/mix of approximately $54.0 million primarily driven by increased demand in products with significant e-commerce or building and construction end-market exposure, including water-activated tape, protective packaging, and certain other tape products; and
•Additional revenue of $11.7 million from the Nortech Acquisition.
Partially offset by:
•The impact of lower selling prices of approximately $10.3 million primarily in films, woven products, and certain carton sealing tape products as a result of lower cost raw materials experienced through a portion of the year.
Revenue for the year ended December 31, 2019 totalled $1,158.5 million, a $105.5 million or 10.0% increase from $1,053.0 million for the year ended December 31, 2018, primarily due to:
•Additional revenue of $107.5 million from the Polyair, Maiweave, and Airtrax acquisitions;
•The impact of higher selling prices of approximately $1.9 million primarily in certain tape products partially offset by a decline in price for certain film products; and
•An increase in volume/mix of approximately $0.5 million driven by growth in water-activated tape and films which are each product categories directly related to the Company's recent strategic investments. This increase was offset significantly by declines in a retail tape product line, certain industrial tapes, and equipment products.
Partially offset by:
•An unfavourable foreign exchange impact of $4.4 million.
Revenue for the fourth quarter of 2020 totalled $344.1 million, a $52.6 million or 18.0% increase from $291.5 million for the fourth quarter of 2019, primarily due to:
•An increase in volume/mix of approximately 15.9% or $46.4 million primarily driven by increased demand in products with significant e-commerce or building and construction end-market exposure including water-activated tapes, protective packaging, and certain other tape products;
•The impact of higher selling prices of approximately $2.8 million primarily in film products driven by increases in certain raw materials; and
•Additional revenue of $2.5 million from the Nortech Acquisition.
Gross Profit and Gross Margin
Gross profit totalled $288.8 million for the year ended December 31, 2020, a $41.9 million or 17.0% increase from $246.9 million for the year ended December 31, 2019. Gross margin was 23.8% in 2020 and 21.3% in 2019.
•Gross profit increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, a favourable product volume/mix, and favourable plant performance driven by increased scale providing leverage on both fixed costs and recent investments.
•Gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs and favourable plant performance driven by increased scale.

Gross profit totalled $246.9 million for the year ended December 31, 2019, a $28.0 million or 12.8% increase from $218.9 million for the year ended December 31, 2018. Gross margin was 21.3% in 2019 and 20.8% in 2018.
•Gross profit increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, and additional gross profit from the Polyair, Maiweave, and Airtrax acquisitions. These favourable impacts were partially offset by an unfavourable product volume/mix.
•Gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, partially offset by the dilutive impact of the Polyair and Maiweave acquisitions and an unfavourable product mix.
Gross profit totalled $88.5 million for the fourth quarter of 2020, a $28.2 million or 46.7% increase from $60.3 million for the fourth quarter of 2019. Gross margin was 25.7% in the fourth quarter of 2020 and 20.7% in the fourth quarter of 2019.
•Gross profit increased primarily due to a favourable product volume/mix, an increase in spread between selling prices and combined raw material and freight costs, and favourable plant performance driven by increased scale providing leverage on both fixed costs and recent investments.
•Gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs and favourable plant performance driven by increased scale.
Selling, General and Administrative Expenses
Selling, general & administrative expenses ("SG&A") totalled $157.5 million for the year ended December 31, 2020, a $20.8 million or 15.2% increase from $136.7 million for the year ended December 31, 2019. SG&A for the fourth quarter of 2020 totalled $53.4 million, a $20.9 million or 64.2% increase from $32.5 million for the fourth quarter of 2019. The increase in both periods was primarily due to an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments.
Share-based compensation expense totalled $22.9 million and $0.5 million for the years ended December 31, 2020 and 2019, respectively, and $18.4 million and a benefit of $1.5 million for the fourth quarter of 2020 and 2019, respectively. Excluding share-based compensation expense, SG&A decreased $1.6 million or 1.2% for the year ended December 31, 2020 compared to 2019, primarily due to cost saving initiatives implemented due to COVID-19, partially offset by additional SG&A from the Nortech Acquisition. Excluding share-based compensation expense, SG&A increased $0.9 million or 2.8% for the fourth quarter of 2020 compared to the same period in 2019, primarily due to an increase in variable compensation expense and additional SG&A from the Nortech Acquisition, partially offset by cost saving initiatives implemented due to COVID-19.
SG&A totalled $136.7 million for the year ended December 31, 2019, a $14.2 million or 11.6% increase from $122.5 million for the year ended December 31, 2018. The increase was primarily due to additional SG&A from the Polyair and Maiweave acquisitions.
As a percentage of revenue, SG&A, excluding share-based compensation expense, represented 11.1%, 11.8% and 11.4% for 2020, 2019 and 2018, respectively.
Manufacturing Facility Closures, Restructuring and Other
Manufacturing facility closures, restructuring and other related charges totalled $4.3 million for the year ended December 31, 2020, a $0.8 million decrease from $5.1 million for the year ended December 31, 2019. The decrease was primarily due to higher closure costs incurred in 2019 related to both the Cantech (1) facility closures (the Montreal, Quebec manufacturing facility at the end of 2019 and the Johnson City, Tennessee manufacturing facility at the end of 2018) as compared to 2020 which included charges associated with employee restructuring initiatives in response to COVID-19 uncertainties. Charges incurred during the year ended December 31, 2020 were composed of $3.7 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.6 million in non-cash impairments of inventory. Charges incurred during the year ended December 31, 2019 were composed of $4.3 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.8 million in non-cash impairments of property, plant and equipment and inventory.

Manufacturing facility closures, restructuring and other related charges totalled $5.1 million for the year ended December 31, 2019, a $1.9 million decrease from $7.1 million for the year ended December 31, 2018. The decrease was primarily due to higher closure costs incurred related to the Johnson City, Tennessee manufacturing facility closure in 2018 as compared to closure costs incurred related to both Cantech facility closures in 2019. Charges incurred during the year ended December 31, 2018 were composed of $6.1 million of non-cash impairments of property, plant and equipment and inventory as well as $0.9 million in cash charges mainly related to termination benefits and other labor related costs.
Manufacturing facility closures, restructuring and other related recoveries were nil for the fourth quarter of 2020 compared to a recovery of $0.7 million for the fourth quarter of 2019. The recovery in the fourth quarter of 2019 was primarily due to a reversal of impaired inventory related to the Johnson City, Tennessee manufacturing facility closure.
(1)    "Cantech" refers to the Canadian Technical Tape Ltd. which was acquired by the Company in July 2017.
Finance Costs (Income)
Finance costs for the year ended December 31, 2020 totalled $23.2 million, an $11.8 million decrease from $35.0 million for the year ended December 31, 2019, primarily due to (i) a gain resulting from a fair value adjustment to the Company's contingent consideration related to the Nortech Acquisition, (ii) a decrease in interest expense as discussed below, and (iii) a decrease in the re-valuation of non-controlling interest put options associated with the Airtrax Acquisition (refer to Note 24 in the Company's Financial Statements for more information regarding the options) in 2020 compared to 2019. These favourable items were partially offset by the non-recurrence of the benefit resulting from the favourable settlement of the previously-recorded liability to the former shareholders of Polyair and foreign exchange losses in 2020, compared to foreign exchange gains in 2019.
The decrease in interest expense for the year ended December 31, 2020 compared to December 31, 2019 is largely due to a lower average cost of debt, lower average debt outstanding and the non-recurrence of interest expense resulting from the Proposed Tax Assessment (defined later in this document) recorded in 2019, partially offset by a decrease in capitalized interest.
Finance costs for the year ended December 31, 2019 totalled $35.0 million, a $14.1 million increase from $20.9 million for the year ended December 31, 2018, primarily due to an increase in interest expense resulting from (i) higher average cost of debt and higher average debt outstanding and (ii) incremental interest due to capitalizing operating leases in accordance with new lease accounting guidance implemented on January 1, 2019, as well as the re-valuation of non-controlling interest put options associated with the Airtrax Acquisition. These unfavourable items were partially offset by (i) foreign exchange gains in 2019, compared to foreign exchange losses in 2018, (ii) the non-recurrence of debt issue costs written off in the second quarter of 2018 as a result of refinancing and replacing one of the Company's debt facilities and (iii) the benefit resulting from the favourable settlement of the previously-recorded liability to the former shareholders of Polyair.
Finance costs for the fourth quarter of 2020 totalled $9.9 million, a $1.4 million decrease from finance costs of $11.3 million for the fourth quarter of 2019, primarily due to (i) a decrease in interest expense largely due to lower average debt outstanding and a lower average cost of debt and (ii) a decrease in the re-valuation of non-controlling interest put options associated with the Airtrax Acquisition. These favourable items were partially offset by foreign exchange losses realized in the fourth quarter of 2020 compared to foreign exchange gains in the same period in 2019.
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

The table below reflects the calculation of the Company’s effective tax rate (in millions of USD):

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019	2018
	$	$	$	$	$
Income tax expense	5.0	2.4	19.1	16.3	9.8
Earnings before income tax expense	22.3	14.1	92.6	57.5	56.5
Effective tax rate	22.2%	17.3%	20.7%	28.3%	17.4%
The decrease in the effective tax rate for the year ended December 31, 2020 compared to the same period in 2019 was primarily due to the recognition of previously unrecognized tax assets and the non-recurrence of the Proposed Tax Assessment recorded in the second quarter of 2019. The "Proposed Tax Assessment" refers to a proposed state income tax assessment and the related interest expense totalling $2.3 million resulting from the denial of the utilization of certain net operating losses generated in tax years 2000-2006.
The increase in the effective tax rate for the year ended December 31, 2019 compared to the same period in 2018 is primarily due to the elimination of certain tax benefits as a result of the Tax Cuts and Jobs Act ("TCJA") related to intercompany debt and the Proposed Tax Assessment. Excluding the Proposed Tax Assessment, the effective tax rate for the year end December 31, 2019 would have been 26.3%.
The increase in the effective tax rate for the three months ended December 31, 2020 compared to the same period in 2019 was primarily due to the non-recurrence of utilization of available income tax credits.
IPG Net Earnings
IPG Net Earnings totalled $72.7 million for the year ended December 31, 2020, a $31.5 million increase from $41.2 million for the year ended December 31, 2019. The increase was primarily due to an increase in gross profit and a gain resulting from a fair value adjustment to the Company's contingent consideration related to the Nortech Acquisition. These favourable impacts were partially offset by an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments.
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
IPG Net Earnings for the fourth quarter of 2020 totalled $17.1 million, a $5.5 million increase from $11.6 million for the fourth quarter of 2019. The increase was primarily due to an increase in gross profit, partially offset by an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments and an increase in income tax expense.
Non-GAAP Financial Measures and Key Performance Indicators
The Company measures the success of the business using a number of key performance indicators, many of which are in accordance with GAAP as described throughout this MD&A. This MD&A also contains certain non-GAAP financial measures and key performance metrics as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, total leverage ratio, consolidated secured net leverage ratio and free cash flows (please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA, Adjusted EBITDA and Total Leverage Ratio” section below for a description and reconciliation of EBITDA, adjusted EBITDA, and a description of consolidated secured net leverage ratio and total leverage ratio, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. As required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP financial measures and key performance indicators only as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share
A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) other discrete items as shown in the table below; and (ix) the income tax expense (benefit) effected by these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.
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
The following table presents M&A Costs included in IPG Net Earnings and added back to adjusted net earnings and adjusted EBITDA (in millions of USD):

	Three months ended		Twelve months ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019	December 31, 2018
	$	$	$	$	$
M&A Costs	0.4	3.3	3.5	11.2	9.5
M&A Costs for the year ending December 31, 2020 were composed of $2.1 million in integration costs and $1.4 million in other due diligence, legal, accounting, and other advisory costs in connection with deals that did not progress to the execution phase.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019	2018
	$	$	$	$	$
IPG Net Earnings	17.1	11.6	72.7	41.2	46.8
Manufacturing facility closures, restructuring and other related (recoveries) charges	—	(0.7)	4.3	5.1	7.1
M&A Costs	0.4	3.3	3.5	11.2	9.5
Share-based compensation expense (benefit)	18.4	(1.5)	22.9	0.5	1.9
Impairment of long-lived assets and other assets	0.3	0.6	0.6	0.9	0.1
Loss on disposal of property, plant and equipment	0.1	0.4	0.3	0.6	0.2
Other item: special income tax events (1)	—	—	—	2.3	—
Other item: change in fair value of contingent consideration (2)	—	—	(11.0)	—	—
Income tax benefit, net	(3.9)	(0.2)	(3.4)	(4.0)	(3.3)
Adjusted net earnings	32.4	13.6	89.7	57.8	62.2

IPG Net Earnings per share
Basic	0.29	0.20	1.23	0.70	0.79
Diluted	0.28	0.20	1.22	0.70	0.79

Adjusted earnings per share
Basic	0.55	0.23	1.52	0.98	1.06
Diluted	0.54	0.23	1.50	0.98	1.05

Weighted average number of common shares outstanding
Basic	59,012,869	58,900,337	59,010,485	58,798,488	58,815,526
Diluted	60,083,664	59,027,917	59,630,873	58,989,134	59,084,175
(1)    Refers to the Proposed Tax Assessment recorded in the second quarter of 2019.
(2)    Refers to the fair value adjustment recorded in the second quarter of 2020 related to the potential earn-out consideration obligation associated with the Nortech Acquisition.
Adjusted net earnings totalled $89.7 million for the year ended December 31, 2020, a $31.9 million or 55.2% increase from $57.8 million for the year ended December 31, 2019. Adjusted net earnings totalled $32.4 million for the fourth quarter of 2020, an $18.8 million or 138.6% increase from $13.6 million for the fourth quarter of 2019. The increase in both periods was primarily due to an increase in gross profit, partially offset by an increase in income tax expense.
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

EBITDA, Adjusted EBITDA and Total Leverage Ratio
A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders. The Company experiences normal business seasonality that typically results in adjusted EBITDA that is proportionately higher in the second half of the year relative to the first half.
The Company defines total leverage ratio as borrowings and lease liabilities less cash divided by adjusted EBITDA. Consolidated secured net leverage ratio is defined in the Company’s 2018 Credit Facility (please refer to such document for a definition of this term and its prescribed calculation). The terms "total leverage ratio" and "consolidated secured net leverage ratio" do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers with diversified sources of capital. Total leverage ratio and consolidated secured net leverage ratio are not measurements of financial performance under GAAP and should not be considered as alternatives to any GAAP measure as indicators of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. Total leverage ratio is not presented as defined by applicable indentures and should not be considered as an alternative to the consolidated secured net leverage ratio debt covenant described in the section below entitled "Liquidity and Borrowings." The Company has included these non-GAAP financial measures because it believes that they allow investors to make a meaningful comparison of the Company’s liquidity level and borrowing flexibility. In addition, total leverage ratio and consolidated secured net leverage ratio are used by management in evaluating the Company’s performance because it believes that they allow management to monitor the Company's liquidity level and borrowing flexibility as well as evaluate its capacity to deploy capital to meet its strategic objectives.

EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of USD)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019	2018
	$	$	$	$	$
Net earnings	17.4	11.7	73.5	41.2	46.6
Interest and other finance costs	9.9	11.3	23.2	35.0	20.9
Income tax expense	5.0	2.4	19.1	16.3	9.8
Depreciation and amortization	16.2	16.2	63.8	61.4	44.8
EBITDA	48.5	41.6	179.6	154.0	122.2
Manufacturing facility closures, restructuring and other related (recoveries) charges	—	(0.7)	4.3	5.1	7.1
M&A Costs	0.4	3.3	3.5	11.2	9.5
Share-based compensation expense (benefit)	18.4	(1.5)	22.9	0.5	1.9
Impairment of long-lived assets and other assets	0.3	0.6	0.6	0.9	0.1
Loss on disposal of property, plant and equipment	0.1	0.4	0.3	0.6	0.2
Adjusted EBITDA	67.7	43.8	211.1	172.2	140.9
Adjusted EBITDA totalled $211.1 million for the year ended December 31, 2020, a $38.9 million or 22.6% increase from $172.2 million for the year ended December 31, 2019. Adjusted EBITDA totalled $67.7 million for the fourth quarter of 2020, a $23.9 million or 54.7% increase from $43.8 million for the fourth quarter of 2019. The increase in both periods was primarily due to an increase in gross profit.
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
Comprehensive Income Attributable to Company Shareholders ("IPG Comprehensive Income")
IPG Comprehensive Income is comprised of IPG Net Earnings and other comprehensive income (loss) ("OCI") attributable to Company shareholders. IPG Comprehensive Income totalled $73.0 million for the year ended December 31, 2020, a $32.2 million or 79.0% increase from $40.8 million for the year ended December 31, 2019. The increase was primarily due to higher IPG Net Earnings in 2020 and a decrease in cumulative translation adjustments ("CTA") in 2020, partially offset by smaller gains arising from the Company's hedge of a net investment in foreign operations in 2020 as compared to 2019.
IPG Comprehensive Income totalled $40.8 million for the years ended December 31, 2019 and 2018. Changes in IPG Comprehensive Income contained significant fluctuations that largely offset each other, including: gains arising from the Company's hedge of a net investment in foreign operations in 2019 compared to losses in 2018, largely offset by (i) unfavourable foreign exchange impacts from CTA in 2019, (ii) lower IPG Net Earnings in 2019, (iii) decreases in the fair value of interest rate swap agreements designated as cash flow hedges in 2019 compared to increases in 2018 and (iv) a decrease in gains from the remeasurement of the defined benefit liability in 2019.
Off-Balance Sheet Arrangements
Letters of Credit
The Company had standby letters of credit issued and outstanding as of December 31, 2020 that could result in payments by the Company up to an aggregate of $1.5 million upon the occurrence of certain events. All of the letters of credit have expiry dates in 2021.

Capital Commitments
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $17.0 million as of December 31, 2020, primarily to support e-commerce-related production capacity improvements and other strategic initiatives. The Company expects that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities. In the event of cancellation, the penalties that would apply may be equal to the purchase price depending on the timing of the cancellation.
Raw Material Commitments
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2020, the Company had on hand $5.9 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2021 totalling approximately $9.9 million as of December 31, 2020. Subsequent to December 31, 2020, the Company entered into an agreement with a raw material supplier to purchase raw materials at a fixed rate from September 2021 through December 2022, totalling approximately $7.1 million. The Company is required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.
Utilities Commitments
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company has reduced the overall cost of electricity consumed by the facility and expects to continue to do so until contract expiration. The service contract required the Company to pay for unrecovered power supply costs incurred by the supplier in the event of early termination, declining monthly based on actual service billings to date. As of December 31, 2020, the Company has fulfilled its commitment under the contract and would not be subject to termination penalties in the event of cancellation.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $6.1 million over the remaining term of the contract. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $2.4 million as of December 31, 2020. This amount is expected to decline annually until the expiration of the contract assuming there are insignificant fluctuations in kilowatt hour peak demand.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2024 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $7.7 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of "force majeure" as defined in the agreements.

The Company currently knows of no event, trend or uncertainty, including the impact of COVID-19, that may affect the availability or benefits of these arrangements now or in the future or that would trigger any such penalty described above. The Company maintains no other off-balance sheet arrangements.
Related Party Transactions
The Company’s key personnel include all non-executive directors on the Board (ten in 2020, eight in 2019, seven in 2018) and senior executive level members of management (eight in 2020, six in 2019 and 2018). Key personnel remuneration includes short-term benefits including base and variable compensation, deferred compensation, director retainer and committee fees, post-employment benefits and share-based compensation.
Total key personnel remuneration included in the statement of consolidated earnings totalled $22.3 million for the year ended December 31, 2020, an increase of $14.5 million from $7.9 million for the year ended December 31, 2019. The increase was primarily due to an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments.
Total key personnel remuneration included in the statement of consolidated earnings totalled $7.9 million for the year ended December 31, 2019, an increase of $1.4 million from $6.4 million for the year ended December 31, 2018. The increase was primarily due to an increase in variable compensation based on achievement of certain performance targets.
Working Capital
The Company experiences some business seasonality that results in the Company’s efforts to effectively manage its working capital resources. Typically, a larger investment in working capital is required in quarters during which accounts receivable increase due to a higher level of sales invoiced towards the end of the quarter and inventory builds in anticipation of higher future sales. This working capital build normally unwinds later in the fiscal year. Furthermore, certain liabilities are accrued for throughout the year and are paid only during the first quarter of the following year.
The Company uses Days Inventory (defined below) to measure inventory performance. Days Inventory was 67 for the year ended December 31, 2020 and 2019. Days Inventory decreased to 61 for the fourth quarter of 2020 from 68 in the fourth quarter of 2019. Inventories totalled $194.5 million as of December 31, 2020, a $9.6 million increase from $184.9 million as of December 31, 2019. The increase was primarily due to additional inventory resulting from the Nortech Acquisition, inventory pre-purchased at the end of 2020 in order to manage anticipated increases in certain raw material prices and the non-recurrence of an inventory reduction initiative in 2019, partially offset by increased demand in products with significant e-commerce or building and construction end-market exposure, including water-activated tapes, protective packaging and certain other tape products. The calculations are shown in the following table (in millions of USD, except days):

	Three months ended		Year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Cost of sales	$255.6	$231.2	$924.2	$911.6
Days in period	92	92	366	365
Cost of sales per day	$2.8	$2.5	$2.5	$2.5
Average inventory	$170.7	$171.0	$168.3	$167.3
Days inventory	61	68	67	67
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory
For purposes of this calculation inventory excludes items considered parts and supplies.
The Company uses Days Sales Outstanding (“DSO” defined below) to measure trade receivables. DSO increased to 49 for the year ended December 31, 2020 from 42 for the year ended December 31, 2019. DSO increased to 43 in the fourth quarter of 2020 from 42 in the fourth quarter of 2019. Trade receivables totalled $162.2 million as of December 31, 2020, a $29.1 million increase from $133.2 million as of December 31, 2019. The increase was primarily due to the amount and timing of revenue invoiced in the fourth quarter of 2020 as compared to the fourth quarter of 2019, and the impacts of the additional receivables resulting from the Nortech Acquisition.

The calculations are shown in the following table (in millions of USD, except days):

	Three months ended		Year ended
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Revenue	$344.1	$291.5	$1,213.0	$1,158.5
Days in period	92	92	366	365
Revenue per day	$3.7	$3.2	$3.3	$3.2
Trade receivables	$162.2	$133.2	$162.2	$133.2
DSO	43	42	49	42
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO
Accounts payable and accrued liabilities totalled $180.4 million as of December 31, 2020, an increase of $35.4 million from $145.1 million as of December 31, 2019. The increase was primarily due to the timing of payments for inventory and SG&A, and the impacts of the additional accounts payable and accrued liabilities resulting from the Nortech Acquisition.
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
As of December 31, 2020, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($246.2 million, net of $3.8 million in unamortized debt issue costs).
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
The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR"), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (150 basis points as of December 31, 2020 and December 31, 2019) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.
The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio and a consolidated interest coverage ratio. In July 2019, the Company and its syndicated lending group amended the 2018 Revolving Credit Facility to, among other things, revise the two financial covenant thresholds to account for the associated impacts of new lease accounting guidance implemented on January 1, 2019 requiring operating leases to be accounted for as borrowings (with corresponding interest payments). The amendment provides that the consolidated secured net leverage ratio must not be more than 3.70 to 1.00 (previously 3.50 to 1.00), with an allowable temporary increase to 4.20 to 1.00 (previously 4.00 to 1.00) for the quarters in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters. The amendment also provides that the consolidated interest coverage ratio must not be less than 2.75 to 1.00 (previously 3.00 to 1.00). The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.14 and 7.08, respectively, as of December 31, 2020. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the year ended December 31, 2020.
As of December 31, 2020, the 2018 Term Loan's outstanding principal balance amounted to $172.5 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $14.0 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $186.5 million ($185.2 million, net of $1.3 million in unamortized debt issue costs). Standby letters of credit totalled $1.5 million resulting in total utilization under the 2018 Credit Facility of $188.0 million. Accordingly, the unused availability under the 2018 Credit Facility as of December 31, 2020 amounted to $384.5 million. The Company's capacity to borrow available funds under the 2018 Credit Facility may be limited because of the secured net leverage ratio covenant and other restrictions as defined in the Company's credit agreement.
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
The 2018 Powerband Credit Facility is guaranteed by the Parent Company, and certain local assets (carrying amount of $34.7 million as of December 31, 2020) are required to be pledged. Powerband is prohibited from granting liens on its assets without the consent of the lender under the 2018 Powerband Credit Facility. Funding under the 2018 Powerband Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. Additionally, under the terms of the 2018 Powerband Credit Facility, Powerband's debt to net worth ratio (as defined by the 2018 Powerband Credit Facility credit agreement) must be maintained below 3.00. Powerband was in compliance with the debt to net worth ratio (0.02 as of December 31, 2020) as of and for the year ended December 31, 2020.
As of December 31, 2020, the 2018 Powerband Credit Facility consisted of an INR 375.0 million ($5.1 million) working capital loan facility (“2018 Powerband Working Capital Loan Facility”) that renews annually and is due upon demand, bearing interest based on the prevailing Indian Marginal Cost-Lending Rate ("IMCLR").
Additionally, the 2018 Powerband Credit Facility previously included an INR 960.0 million ($13.1 million) demand term loan (“2018 Powerband Demand Term Loan”) and an INR 65.0 million ($0.9 million) term loan ("2018 Powerband Term Loan"), which were restricted for capital projects and bore interest based on the prevailing IMCLR. In September 2020, Powerband repaid the 2018 Powerband Demand Term Loan and 2018 Powerband Term Loan in full and these amounts are not available to be borrowed again in the future. Subsequently, only the 2018 Powerband Working Capital Loan Facility remains outstanding.
As of December 31, 2020, the 2018 Powerband Working Capital Loan Facility’s outstanding balance was INR 46.0 million ($0.6 million). Including INR 176.5 million ($2.4 million) in letters of credit, total utilization under the 2018 Powerband Credit Facility amounted to INR 222.5 million ($3.0 million). The 2018 Powerband Credit Facility's unused availability as of December 31, 2020 amounted to INR 152.5 million ($2.1 million), composed of uncommitted funding.
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.

2018 Capstone Credit Facility
On February 6, 2018, Capstone, one of the Company's subsidiaries, entered into an INR 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") for financing capital expenditures and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") and bears interest based on the prevailing IMCLR. Any repayments of borrowings under the Capstone Term Loan Facility are not available to be borrowed again in the future. The Capstone Working Capital Facility matures in August 2021. Portions of term loans borrowed under the Capstone Term Loan Facility matured in September 2020, with the remainder of the term loan maturing in June 2023. Funding under the Capstone Term Loan Facility is committed, while the Capstone Working Capital Facility is uncommitted. Borrowings under the 2018 Capstone Credit Facility are guaranteed by the Parent Company and are otherwise unsecured.
As of December 31, 2020, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.3 million). The Capstone Term Loan Facility had an outstanding balance of INR 564.1 million ($7.7 million), and the Capstone Working Capital Facility outstanding balance was INR 204.6 million ($2.8 million) for a total gross outstanding amount of INR 768.7 million ($10.5 million). Total utilization under the 2018 Capstone Credit Facility amounted to INR 768.7 million ($10.5 million). As of December 31, 2020, the 2018 Capstone Credit Facility's unused availability was INR 185.4 million ($2.5 million), composed entirely of uncommitted funding.
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
The Company's liquidity risk management process serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates, cash management policies and long-term capital structure strategies to ensure it has the necessary funds to fulfill its obligations for the foreseeable future and ensure adequate liquidity on a long-term basis.
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
As of December 31, 2020, the Company had $16.5 million of cash and $392.2 million of loan availability (comprised of committed funding of $384.5 million and uncommitted funding of $7.7 million), yielding total cash and loan availability of $408.7 million compared to total cash and loan availability of $406.0 million as of December 31, 2019.
Cash Flows
The Company’s net working capital on the balance sheets increased during 2020 due to the effects of business acquisitions. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2020 working capital items appropriately exclude these effects.
Cash flows from operating activities increased in the year ended December 31, 2020 by $44.6 million to $179.6 million from $135.0 million in the year ended December 31, 2019 primarily due to an increase in gross profit and an increase in accounts payable and accrued liabilities in 2020, compared to a decrease in 2019, partially offset by (i) a greater increase in accounts receivable, (ii) an increase in income taxes paid and (iii) an increase in inventories. Additional discussion on working capital changes is provided in the section entitled "Working Capital” above.
Cash flows from operating activities increased in the year ended December 31, 2019 by $44.2 million to $135.0 million from $90.8 million in the year ended December 31, 2018 primarily due to (i) an increase in gross profit, (ii) a year over year decrease in cash used for working capital items and (iii) the non-recurrence of a discretionary pension contribution in the third quarter of 2018, partially offset by an increase in income taxes paid as a result of the non-recurrence of a US tax refund received in 2018. The combination of accounts receivable, inventories, other current assets and accounts payable decreased working capital by $11.0 million in 2019, compared to a decrease of $27.4 million in 2018.
Cash flows from operating activities increased in the fourth quarter of 2020 by $15.3 million to $88.6 million from $73.3 million in the fourth quarter of 2019 primarily due to an increase in gross profit and a greater increase in accounts payables in the fourth quarter of 2020. These increases were partially offset by (i) an increase in inventories, (ii) an increase in accounts receivable in the fourth quarter of 2020, compared to a decrease in the fourth quarter of 2019 and (iii) an increase in income tax paid. Additional discussion on working capital changes is provided in the section entitled "Working Capital" above.
Cash flows used for investing activities increased in the year ended December 31, 2020 by $33.9 million to $82.8 million from $48.9 million in the year ended December 31, 2019, primarily due to the Nortech Acquisition in the first quarter of 2020, partially offset by a decrease in capital expenditures as a result of the Company proactively reducing its planned capital expenditures during the first nine months of 2020 as a precautionary measure given market uncertainty caused by COVID-19.
Cash flows used for investing activities decreased in the year ended December 31, 2019 by $194.4 million to $48.9 million from $243.3 million in the year ended December 31, 2018, primarily due to the non-recurrence of the Polyair Acquisition in August 2018 and the Maiweave Acquisition in December 2018, as well as a decrease in capital expenditures due to the completion of larger-scale greenfield projects.
Cash flows used for investing activities increased by $15.7 million to $25.5 million in the fourth quarter of 2020 from $9.8 million in the fourth quarter of 2019 primarily due to an increase in capital expenditures due primarily to investments in e-commerce-related production capacity initiatives. Additional discussion on capital expenditures are provided in the section entitled "Capital Resources".
Cash flows from financing activities decreased in the year ended December 31, 2020 by $11.0 million to an outflow of $87.8 million from an outflow of $98.9 million in the year ended December 31, 2019 primarily due to a decrease in net debt repayments and a decrease in interest paid due to lower average cost of debt and lower average debt outstanding. These decreases were partially offset by a decrease in cash proceeds from the exercise of stock options and an increase in dividends paid primarily due to a $0.01 per share increase in the fourth quarter of 2020. Additional discussion on borrowings is provided in the section entitled "Liquidity and Borrowings".
Cash flows from financing activities decreased in the year ended December 31, 2019 by $263.0 million to an outflow of $98.9 million from an inflow of $164.2 million in the year ended December 31, 2018 primarily due to greater net borrowing in 2018 to fund strategic and growth acquisitions and other working capital requirements, as well as an increase in interest paid which was largely the result of the semi-annual recurring interest payment on the Senior Unsecured Notes in April and October of 2019. These decreases were partially offset by the non-recurrence of the settlement of the Company's call options to acquire the outstanding 26% interest in Powerband in 2018 and the non-recurrence of debt issuance costs primarily associated with the Senior Unsecured Notes and the 2018 Credit Facility entered into during 2018.
Cash flows from financing activities decreased by $10.5 million to an outflow of $60.4 million in the fourth quarter of 2020 from an outflow of $70.9 million in the fourth quarter of 2019 primarily due to a decrease in net debt repayments as well as a decrease in interest paid due to lower average debt outstanding and average cost of debt. These decreases were partially offset by a decrease in cash proceeds from the exercise of stock options and an increase in dividends paid primarily due to a $0.01 per share increase in the fourth quarter of 2020. Additional discussion on borrowings is provided in the section entitled "Liquidity and Borrowings".
Free Cash Flows
The Company is including free cash flows, a non-GAAP financial measure, because it is used by management and investors in evaluating the Company’s performance and liquidity. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company experiences business seasonality that typically results in the majority of cash flows from operating activities and free cash flows being generated in the second half of the year.
Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment.

A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019	2018
	$	$	$	$	$
Cash flows from operating activities	88.6	73.3	179.6	135.0	90.8
Less purchases of property, plant and equipment	(24.8)	(9.6)	(45.8)	(48.2)	(75.8)
Free cash flows	63.8	63.7	133.8	86.8	15.0
Free cash flows increased in the year ended December 31, 2020 by $46.9 million to $133.8 million from $86.8 million in the year ended December 31, 2019 primarily due to an increase in cash flows from operating activities and a decrease in capital expenditures.
Free cash flows increased in the year ended December 31, 2019 by $71.8 million to $86.8 million from $15.0 million in the year ended December 31, 2018 primarily due to an increase in cash flows from operating activities and a decrease in capital expenditures.
Free cash flows increased in the fourth quarter of 2020 by $0.1 million to $63.8 million from $63.7 million in the fourth quarter of 2019, primarily due to an increase in cash flows from operating activities, largely offset by an increase in capital expenditures.
Capital Resources
Capital expenditures totalled $24.8 million and $45.8 million in the three months and year ended December 31, 2020, respectively, and were funded primarily by the Company's cash flows from operating activities and borrowings. Capital expenditures for the year ended December 31, 2020 were primarily for investments in e-commerce-related production capacity, maintenance needs, initiatives supporting the efficiency and effectiveness of operations and other strategic initiatives. All of the Company's strategic and growth initiatives are expected to yield an after-tax internal rate of return greater than 15%.
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $17.0 million as of December 31, 2020, primarily to support e-commerce-related production capacity improvements and other strategic initiatives. The Company expects that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.
Capital expenditures in 2021 are expected to be approximately $100 million, which includes $70 million to expand production capacity in the Company's highest growth product categories, specifically water-activated tape, wovens, protective packaging and films. By installing new capacity within its existing footprint, the Company expects these projects will provide shorter-term investment horizons and return profiles that more than exceed the 15% after-tax internal rate of return threshold that the Company has traditionally applied to its strategic investments. The Company is investing directly into categories where it expects demand to exceed production in the near term. The Company views these as low risk, margin accretive projects. Based on its capital plan, the Company anticipates generating more than $100 million in incremental revenue on an annualized run-rate basis by the end of 2022 as well as additional growth into 2023 and beyond. Also included in the capital expenditures expected for 2021 is $10 million for digital transformation and cost savings initiatives, and $20 million for regular maintenance.

Contractual Obligations
The Company’s principal contractual obligations and commercial commitments as of December 31, 2020 are summarized in the following table (in millions of USD):

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt obligations (2)	565.6	41.9	223.1	37.0	263.5
Standby letters of credit (2)	1.5	1.5	—	—	—
Capitalized lease obligations (3)	52.3	9.4	18.8	10.3	13.8
Pensions, post-retirement and other long-term employee benefit plans (4)	10.2	7.5	0.7	1.2	0.8
Operating lease and service contract obligations	1.0	0.5	0.4	0.1	—
Equipment purchase commitments	17.0	17.0	—	—	—
Utilities contract obligations (5)	13.8	4.3	7.7	1.8	—
Raw material purchase commitments (6)	15.8	15.8	—	—	—
Other obligations (7)	20.2	12.5	4.7	1.5	1.5
Total	697.5	110.5	255.4	51.9	279.6

(1)"Less than 1 year" represents those payments due in 2021, "1-3 years" represents those payments due in 2022 and 2023, "3-5 years" represents those payments due in 2024 and 2025, while "After 5 years" includes those payments due in later years.

(2)Refer to the previous section entitled "Liquidity and Borrowings" and Note 14 in the Company’s Financial Statements for a complete discussion of borrowings. The figures in the table above include interest expense payments of $112.4 million representing the contractual undiscounted cash flows categorized by their earliest contractual maturity date. As of December 31, 2020, $2.5 million had been reclassified from borrowings to deferred income in other liabilities pertaining to forgivable government loans. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of liquidity risk.

(3)The figures in the table above include interest expense included in minimum lease payments of $10.2 million and exclude variable lease payments. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of liquidity risk.

(4)Pension, post-retirement and other long-term employee benefit plans includes contributions associated with defined benefit and defined contribution plans. Defined benefit plan contributions represent the minimum required amount the Company expects to contribute in 2021, including benefit payments associated with the health & welfare and other wholly unfunded post-retirement plans. Defined benefit plan contributions beyond 2021 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.
    Defined contribution plan contributions represent the obligation recorded as of December 31, 2020 to be paid in 2021. Certain defined contribution plan contributions beyond 2021 are not determinable since contribution to the plan is at the discretion of the Company.
    Obligations under deferred compensation plans represent participant compensation deferrals and earnings and losses thereon. Amounts due to participants are payable based on participant elections. For certain elections, the amount and timing of a potential cash payment to settle these obligations is not determinable since the decision to settle is not within the Company’s control and, therefore, are not included in the table above. The amounts included in the table are based on current participant balances and represent scheduled distributions only. As of December 31, 2020, obligations under the deferred compensation plan totalled $5.6 million.

    Refer to Note 20 in the Company’s Financial Statements for a complete discussion of pension, post-retirement and other long-term employee benefit plans.

(5)Utilities contract obligations include agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, for minimum amounts of consumption at several of the Company’s manufacturing facilities, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above are estimates of utility billings over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of the agreements now or in the future.

(6)Raw material purchase commitments include certain raw materials from suppliers under consignment agreements, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above represent raw material inventory on hand or in transit, owned by the Company’s suppliers, that the Company expects to consume.
    Raw material purchase commitments also include agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above do not include estimates for storage costs, fees or penalties. The Company currently knows of no event, trend or uncertainty, including the impact of COVID-19, that may affect the availability or benefits of these agreements now or in the future.
Subsequent to December 31, 2020, the Company entered into an agreement with a raw material supplier to purchase raw materials at a fixed rate from September 2021 through December 2022, totalling approximately $7.1 million. This is not included in the table above.

(7)Other obligations include provisions for (i) environmental obligations primarily related to the Columbia, South Carolina manufacturing facility, (ii) restoration obligations associated with leased facilities, (iii) termination benefits, (iv) litigation provisions, (v) total future cash outflows associated with leases committed but not commenced as of December 31, 2020, and (vi) other liabilities. Refer to Notes 15, 16 and 17 in the Company’s Financial Statements for a complete discussion of lease liabilities, provisions and contingent liabilities, and other liabilities, respectively.
The amount and timing of a potential cash payment to settle a deferred share unit ("DSU") is not determinable since the decision to settle is not within the Company’s control after the award vests and, therefore, is not included in the table above. Share-based compensation awards that have not vested as of December 31, 2020 are also not included in the table above. Refer to the section below entitled "Capital Stock" for a discussion of share-based compensation plans.
The Company is not able to reasonably estimate the timing of payments associated with deferred tax liabilities and therefore, the preceding table excludes total deferred tax liabilities of $34.1 million. Refer to Note 5 in the Company’s Financial Statements for a complete discussion of income taxes.
The timing related to the settlement of the Company's non-controlling interest put option, which totalled $15.8 million as of December 31, 2020, is not determinable due to the nature of the shareholders’ agreement, which provides each of the non-controlling interest shareholders of Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition, with no expiration of these rights. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of non-controlling interest put options.
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

Capital Stock and Dividends
Common Shares
As of December 31, 2020, there were 59,027,047 common shares of the Company outstanding.
Dividends
On November 11, 2020, the Board of Directors amended the Company's quarterly policy to increase the annualized dividend by 6.8% from $0.59 to $0.63 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook. During the year ended December 31, 2020, cash dividends paid to shareholders were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment
March 12, 2020	March 31, 2020	$0.1475	March 23, 2020	59,009,685	$8.8
May 12, 2020	June 30, 2020	$0.1475	June 15, 2020	59,009,685	$8.7
August 12, 2020	September 30, 2020	$0.1475	September 15, 2020	59,009,685	$8.6
November 11, 2020	December 31, 2020	$0.1575	December 16, 2020	59,019,546	$9.4
On March 11, 2021, the Board of Directors declared a dividend of $0.1575 per common share payable on March 31, 2021 to shareholders of record at the close of business on March 22, 2021.
The dividends paid in 2020 and payable in 2021 by the Company are "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada).
Share Repurchases
On July 23, 2020, the Company renewed its normal course issuer bid ("NCIB") under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2021. As of December 31, 2020 and March 11, 2021, 4,000,000 shares remained available for repurchase under the NCIB.
The Company's two previous NCIBs, which each allowed repurchases for cancellation of up to 4,000,000 common shares, expired on July 22, 2020 and July 22, 2019, respectively. There were no share repurchases during the years ended December 31, 2020 and 2019.

Share-based Compensation
The Company's share-based compensation plans include: stock options, Stock Appreciation Rights ("SAR"), Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Deferred Share Units ("DSU"). The SAR plan was terminated in 2020.
The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended December 31,		Year ended December 31,
	2020	2019	2020	2019	2018
Equity-settled
Stock options granted	—	—	1,533,183	392,986	242,918
Stock options exercised	17,362	132,500	17,362	359,375	67,500
Stock options forfeited/cancelled	—	—	77,500	32,503	—
Cash proceeds (in millions of USD)	$0.3	$1.3	$0.3	$3.3	$0.6
Cash-settled
DSUs granted	13,312	9,003	115,114	72,434	69,234
DSUs settled	—	—	—	—	37,668
PSUs granted	—	—	694,777	291,905	284,571
PSUs cancelled by performance factor (1)	—	30,161	346,887	401,319	2,125
PSUs settled (1)	—	—	—	—	335,465
PSUs forfeited/cancelled	20,891	9,669	25,923	23,739	16,053
RSUs granted	—	—	281,326	120,197	113,047
RSUs forfeited/cancelled	6,965	2,013	8,643	7,412	1,228
SARs exercised	—	—	—	—	147,500
Cash settlements (in millions of USD)	—	—	—	—	$7.9
Share-based compensation expense (benefit) (in millions of USD)	$18.4	($1.5)	$22.9	$0.5	$1.9
(1)The table below provides further information regarding the PSUs settled included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 14, 2015	March 21, 2018	217,860	100%	217,860
May 14, 2015	May 22, 2018	115,480	100%	115,480
May 20, 2015	May 28, 2018	4,250	50%	2,125
March 21, 2016	March 21, 2019	371,158	0%	—
December 20, 2016	December 20, 2019	30,161	0%	—
March 20, 2017	March 20, 2020	346,887	0%	—
Grant details for PSUs granted during the year ended December 31, 2020:
The number of PSUs granted during the year ended December 31, 2020 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•25% based on the Company's total shareholder return ("TSR") ranking relative to the S&P North America SmallCap Materials (Industry Group) Index (the "Index Group") over the measurement period as set out in the table below;

•25% based on the Company's TSR ranking relative to a specified peer group of companies ("Peer Group") over the measurement period as set out in the table below; and
•50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.
Grant details for PSUs granted during the years ended December 31, 2019 and 2018:
The number of PSUs granted during the years ended December 31, 2019 and 2018 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and
•50% based on the Company's ROIC Performance as set out in the table below.
The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Index Group/Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%
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
On December 7, 2020, the Board of Directors approved amendments that, among other things: (i) provide for vesting of future annual DSU grants over a service period and (ii) allow participants to elect to receive settlement of their DSUs in the calendar year that their services end or in the following calendar year in accordance with, and to extent permitted by, applicable tax rules. DSUs granted prior to this amendment (i) were expensed immediately if received as part of an annual grant and (ii) for US directors, will be settled in the calendar year in which their services end. DSUs granted subsequent to this amendment and as part of an annual grant are expensed as earned over the service period. DSUs received in lieu of cash for directors’ fees continue to be expensed as earned over the service period.
As of December 31, 2020, $17.8 million was recorded in share-based compensation liabilities, current, and $13.7 million was recorded in share-based compensation liabilities, non-current.
Pension and Other Post-Retirement Benefit Plans
The Company’s pension and other post-retirement benefit plans had an unfunded net deficit of $16.8 million as of December 31, 2020 as compared to $15.1 million as of December 31, 2019. The increase was primarily due to a decrease in the weighted average discount rate at year-end from 2.98% and 3.15% for US and Canadian plans, respectively, as of December 31, 2019 to 2.15% and 2.55% for US and Canadian plans, respectively, as of December 31, 2020. This change in the defined benefit obligation was partially offset by favourable plan asset performance.

Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2021. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.
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
The Company was party to the following interest rate swap agreements which are qualifying cash flow hedges designated as hedging instruments as of December 31, 2020 and 2019 (in millions of USD):

Effective Date	Maturity	Notional amount $	Settlement	Fixed interest rate paid %
June 8, 2017	June 20, 2022	40.0	Monthly	1.7900
August 20, 2018	August 18, 2023	60.0	Monthly	2.0450
The fair value of the derivative liabilities totalled $4.0 million and $1.3 million as of December 31, 2020 and 2019, respectively.
Additionally, on November 18, 2019 an interest rate swap agreement with a notional amount of $40.0 million and fixed interest rate of 1.61%, which was considered a non-qualifying cash flow hedge, matured and was settled in full and on December 12, 2019, and an interest rate swap agreement with a notional amount of CDN $36.0 million and fixed interest rate of 1.6825%, which was considered a qualifying cash flow hedge, matured and was also settled in full.
Exchange Risk
The Company’s Financial Statements are expressed in USD while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into USD can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
The Company's primary strategy to minimize its risk of foreign currency exposure is to ensure that the Financial Risk Management Committee:
•monitors the Company's exposures and cash flows, taking into account the large extent of naturally offsetting exposures,
•considers the Company's ability to adjust its selling prices due to foreign currency movements and other market conditions, and
•considers borrowing under available debt facilities in the most advantageous manner, after considering interest rates, foreign currency exposures, expected cash flows and other factors.

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
There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the outstanding amount of the Senior Unsecured Notes. Hedge ineffectiveness is recorded in finance costs (income) in other (income) expense, net.
The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows for the years ended December 31 (in millions of USD):

	2020	2019
	$	$
Gain from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	6.5	11.2
Gain from Senior Unsecured Notes recognized in OCI	6.5	10.3
Gain from hedge ineffectiveness recognized in earnings in finance costs (income) in other (income) expense, net	—	0.9
Deferred tax expense on change in value of the Senior Unsecured Notes recognized in OCI	(0.8)	0.0
The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, (in millions of USD) is as follows as of:

	December 31, 2020	December 31, 2019
	$	$
Cumulative gain included in foreign currency translation reserve in OCI	7.3	0.9
Litigation
The Company records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable. The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole as of December 31, 2020.
Critical Accounting Judgments, Estimates and Assumptions
The preparation of the Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below.

The Company is closely monitoring the impact of the COVID-19 pandemic as a potential trigger for changes in critical accounting judgments, estimates and assumptions. As of December 31, 2020, and as a result of the impact of COVID-19, the Company recorded a fair value adjustment to its contingent consideration related to the Nortech Acquisition and certain termination benefits related to a restructuring plan the Company initiated in response to COVID-19 uncertainties. There were no other material impairments, changes to allowance for credit losses, restructuring charges or other changes in critical accounting judgments, estimates and assumptions that it can directly attribute to COVID-19 or otherwise.
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
Estimation Uncertainty
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to depreciation and amortization if there are indicators of impairment. Cash-generating units ("CGU") containing goodwill or intangible assets having indefinite useful lives are tested at least annually, regardless of the existence of impairment indicators. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use is based on estimated discounted net future cash inflows, which are derived from management's financial forecast models of the estimated remaining useful life of the asset or CGU, and do not include restructuring activities to which the Company is not yet formally committed, nor any anticipated significant future investments expected to enhance the performance of the asset or CGU being tested. The calculated value in use varies depending on the discount rate applied to the estimated discounted cash flows, the estimated future cash flows, and the growth rate used for extrapolation purposes.
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
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions and may have transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflects its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. As of December 31, 2020 and 2019, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.
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
Allowance for doubtful accounts and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects lifetime expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 24 of the Company’s Financial Statements for more information regarding the allowance for doubtful accounts and the related credit risks.

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
New Standards adopted as of January 1, 2020
On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework became effective on January 1, 2020. The revised Conceptual Framework does not constitute a substantial revision from the previously effective guidance but does provide additional guidance on topics not previously covered such as presentation and disclosure, revised definitions of an asset and a liability, as well as new guidance on measurement and derecognition. There was no material impact to the Company’s Financial Statements as a result of adopting the revised Conceptual Framework.
On September 26, 2019, the IASB published Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of interest rate benchmark reform. The amendments became effective on January 1, 2020. There was no material impact to the Company’s Financial Statements as a result of adopting Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) due to the application of the amendments by the Company in the following ways:

•The Company has floating rate debt, linked to the London Inter-bank Offered Rate ("LIBOR"), which it cash flow hedges using interest rate swaps (refer to Note 24 for additional information on the Company's interest rate swaps). The amendments permit continuation of hedge accounting even though there is uncertainty about the timing and amount of the hedged cash flows due to the interest rate benchmark reforms.

•The Company will retain the cumulative gain or loss in the cash flow hedge reserve for designated cash flow hedges that are subject to interest rate benchmark reforms even though there is uncertainty arising from the interest rate benchmark reform with respect to the timing and amount of the cash flows of the hedged items. Should the Company consider the hedged future cash flows are no longer expected to occur due to reasons other than interest rate benchmark reform, the cumulative gain or loss will be immediately reclassified to profit or loss.

Other pronouncements and amendments
In the current year, the Company has applied a number of other amendments to IFRS and Interpretations issued by the IASB that are effective for annual periods beginning on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in the Company's Financial Statements.
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
On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which includes narrow-scope amendments to IAS 1 Presentation of Financial Statements. The objective of the amendments is to clarify how to classify debt and other liabilities as current or non-current depending on the rights that exist at the end of the reporting period. The amendments include clarification of the classification requirements for debt a company could settle by converting it into equity. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management is currently assessing, but has not yet determined, the impact on the Company’s Financial Statements.
On May 14, 2020, the IASB published Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16), which prohibits deducting amounts received from selling items produced while preparing the asset for its intended use from the cost of property, plant and equipment. Instead, such sales proceeds and related costs will be recognized in earnings. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s Financial Statements.
On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies the costs a Company can include when assessing whether a contract will be loss-making. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s Financial Statements.
On May 14, 2020, the IASB published Annual Improvements to IFRS Standards 2018 - 2020, which amends IFRS 1, IFRS 9, and the Illustrative Examples accompanying IFRS 16. These are minor amendments that clarify, simplify or remove redundant wordings in the standards. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s Financial Statements.
On May 28, 2020, the IASB published Covid-19-Related Rent Concessions (Amendment to IFRS 16), which amends IFRS 16, Leases, to provide lessees with a practical expedient that relieves lessees from assessing whether a COVID-19-related rent concession is a lease modification. The amendments are effective for annual reporting periods beginning on or after June 1, 2020 and will be applied retrospectively. Management has completed its analysis of the guidance and does not currently expect it to materially impact the Company’s Financial Statements.

On August 27, 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to support the application of the requirements of IFRS Standards when changes are made to contractual cash flows or hedging relationships as a result of the transition to an alternative benchmark interest rate. The amendments are effective on January 1, 2021 and will be applied retrospectively. Management has completed its analysis of the guidance and has determined that this amendment does not materially impact the Company’s Financial Statements.
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
The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in its annual filings, interim filings or other reports filed or submitted by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation and that such information is accumulated and communicated to the Company's management including the CEO and CFO as appropriate to allow timely decision regarding required disclosure. The Company has also established internal control over financial reporting which is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and its compliance with GAAP (as derived in accordance with IFRS) in its Financial Statements.
Management, under the supervision of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as well as the effectiveness of the Company's internal control over financial reporting. The CEO and CFO have concluded that the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2020 were effective.
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
Additional Information
Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2019, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements
Certain statements and information included in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future transactions, acquisitions and partnerships, the expected financial performance and benefits of acquisitions, including the Nortech transaction, the expected synergies gained from the Nortech acquisition, strategic initiatives and anticipated demand in growing markets, including e-commerce, sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, share repurchases, capital and other significant expenditures including, but not limited to expected rate of return, timing, risk level, growth and revenue of such expenditures and expansion projects, working capital requirements, manufacturing facility closures and restructurings, and related cost savings, the Company's production plans, including at its greenfield manufacturing facilities, remote work arrangements and absentee rate at facilities in North America, sourcing of raw materials including the availability and pricing due to supply chain disruptions, including the Texas weather-related event, pension plan contribution requirements and administration expenses, liquidity, selling prices including maintaining dollar spread due to higher raw material and freight costs, fluctuations in costs, the impacts of new accounting standards, including the impact of new accounting guidance for leases, contractual commitments, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; tax and regulatory environments, the anticipated benefits from the Company’s manufacturing facility closures and other restructuring efforts; the anticipated benefits from the Company's greenfield projects and manufacturing facility expansions; the impact of selling prices; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company’s acquisitions and partnerships; the Company's ability to integrate and realize synergies from acquisitions; the anticipated benefits from the Company’s capital expenditures; the quality of, and market reception for, the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve product quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s 2018 Credit Facility, 2018 Powerband Credit Facility, and 2018 Capstone Facility; the flexibility to allocate capital after the Senior Unsecured Notes offering; changes to accounting rules and standards; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3. Key Information - Risk Factors," "Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)" and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2019 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.

Item 6:Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT
Directors
The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the year during which each Director was first elected. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on May 12, 2021, at which time the current term of each Director will expire.

Name and City of Residence	Position and Occupation	First Year as Director
Robert M. Beil Phoenix, Arizona	Director Sales, Marketing, Business and Executive Management, The Dow Chemical Company, 1975 to 2006	2007
Christopher R. Cawston Toronto, Ontario, Canada	Director President and Chief Executive Officer, The Cawston Group (financial, strategic and operational advisory group), 2010 to 2015, 2020 to present President, Sym-Tech Dealer Services (provider of finance and insurance solutions to automobile dealers and equipment manufacturers), 2015 to 2020 Director, AutoServe1 (cloud-based auto repair shop management solution), 2014 to 2019	2020
Jane Craighead Elizabethtown, Ontario, Canada	Director Director, Jarislowsky Fraser Limited (independent investment firm), 2018 to present Director, Clearwater Food Services (a seafood company engaged in the harvesting, processing, distribution and marketing of seafood), 2015 to 2021 Senior Vice President of Global Human Resources, Scotiabank, 2011 to 2019	2020
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
James Pantelidis Toronto, Ontario, Canada
Chairman of the Board of Directors

Director and Chairman of the Board of Parkland Corporation (1) (distributor and marketer of fuels and lubricants), 1999 to present

Chairman of the Supply and Development Committee of Parkland Corporation, 2009 to present

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
		2012
Jorge N. Quintas Porto, Portugal	Director President, Nelson Quintas SGPS, SA (manufacturer of electrical and telecommunication cables), 2009 to present	2009
Mary Pat Salomone Naples, Florida	Director Director member of the Audit Committee and Finance Committee, Herc Holdings Inc. (1) (rental company), 2016 to present Director, Chairperson of the Health, Safety, Sustainability and Environment Committee, and member of the Governance Committee, TC Energy Corporation (formerly TransCanada Corporation) (1) (energy infrastructure company), 2013 to present Director, TransCanada Pipelines Limited (1) (energy infrastructure company), 2013 to present	2015

Name and City of Residence	Position and Occupation	First Year as Director
Gregory A.C. Yull Sarasota, Florida	Director CEO and President of the Company, 2010 to present President Tapes and Films Division of the Company, 2005 to 2010 Executive Vice President, Industrial Business Unit for Tapes and Films, 2004 to 2005	2010
Melbourne F. Yull Sarasota, Florida	Director Executive Director from June 28, 2007 to June 8, 2010 Retired, 2006 to 2007 Prior thereto he was Chairman of the Board and CEO of the Company, 1981 to 2006 Father of Gregory A.C. Yull	1989-2006 2007

(1)A publicly traded company.
Senior Management
The following table sets forth the name, residence and position and principal occupations for the last five (5) years of each member of senior management of the Company (which for these purposes is the Chief Executive Officer, the Chief Financial Officer, and the three most highly compensated executive officers) as of the date hereof, as well as the year during which each was first elected.

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

	Annual Board and Committee Fees Earned $	Allocation of Annual Fees(1)				Share-Based Awards
Name		DSUs(2) $	Cash $	Other $		DSUs(3) $
Robert M. Beil	85,000	—	85,000	—		95,000
Chris R. Cawston	15,110	15,110	—	—		55,000	(5)
Jane Craighead	14,903	14,903	—	—		55,000	(5)
Frank Di Tomaso	90,000	—	90,000	—		95,000
Robert J. Foster	85,000	—	85,000	—		95,000
Dahra Granovsky	72,000	—	72,000	—		95,000
James Pantelidis	154,000	—	154,000	—		95,000
Jorge N. Quintas	72,000	72,000	—	—		95,000
Mary Pat Salomone	80,000	—	80,000	—		95,000
Melbourne F. Yull	74,000	—	74,000	260,935	(4)	95,000

(1)Under the DSU Plan, directors are able to elect to receive 0%, 50% or 100% of their annual retainer in the form of DSUs.
(2)Amounts represent the grant date fair value of DSUs elected in lieu of cash for Board and Committee fees earned (see "Deferred Share Unit Plan" below for further details including number of shares issued).
(3)Amounts represent the grant date fair value of DSUs granted. Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees (see "Deferred Share Unit Plan" below for further details including number of shares issued).
(4)Mr. Yull receives a pension from the Company (see “Pension and Other Post-Retirement Benefit Plans” below).
(5)The fees paid to Mr. Cawston and Ms. Craighead are proportionate to the time they will have served as a director as of the date of the Annual Meeting of Shareholders.

Senior Management Compensation
This section provides discussion and analysis of the specific decisions of the Human Resources and Compensation Committee ("HRCC") regarding the compensation of senior management for the year ended December 31, 2020.
Executive Summary

Our Compensation Philosophy
The Company’s executive compensation philosophy and program objectives are directed primarily by two guiding principles. First, the program is intended to provide competitive levels of compensation, at expected levels of performance, in order to attract, motivate and retain talented executives. Second, the program is intended to create an alignment of interest between the Company’s executives, performance objectives, and shareholders, so that a significant portion of each executive’s compensation is linked to creating long-term shareholder value. These two objectives are managed within the context of consideration of risk and governance best practices.

Our Pay Practices	What we do:	What we don't do:
☑ Pay for Performance - 100% of the long-term incentive program is linked to share price performance
☑ Multi-dimensional assessment of performance including earnings, balance sheet, cash flows and market performance
☑ Use a similarly sized peer group of companies for market pay level benchmarking
☑ Target pay opportunities to be within reasonable range of median
☑ Require compliance with stock ownership requirements
☑ Engage an independent consultant
☑ Maintain the ability to clawback compensation in connection with financial restatement
☒ Hedging ☒ Encourage excessive risk taking ☒ Re-price options ☒ Discount options ☒ Offer excessive perquisites
Our Performance
•Management put effective measures in place to ensure the safety of our workforce and the continuity of our essential production in response to the uncertainty caused by COVID-19, including: social distancing, face covering requirements, health interviews prior to entry to facilities, increased frequency of cleaning and sanitization, enhanced health care coverage for COVID-19 testing and treatment, support for remote work arrangements, proactive cost reduction and cash conservation initiatives, supply chain risk mitigation, and production of personal protective equipment, like medical gowns, in addition to the Company's essential products.
•Adjusted EBITDA grew 23% from $172.2 million in 2019 to $211.1 million in 2020.
•Material increase in adjusted EBITDA margin to 17.4% in 2020 from 14.9% in 2019.
•Cash flows from operating activities grew 33% from $135.0 million in 2019 to $179.6 million in 2020.
•Continued strong generation of free cash flows of $133.8 million in 2020 from $86.8 million in 2019.
•Prioritization of debt reduction resulted in net repayments of $23.9 million and drop in total leverage ratio to 2.2 in 2020.
•One-year and three-year total shareholder return ranking relative to the Peer Group was in the 94th percentile and 78th percentile, respectively.
•Experienced strong growth in the e-commerce market where the Company supplies water-activated tape, protective packaging, dispensers and films and the growth in the building & construction market which uses the Company's woven products and tapes.
•The dividend was increased 6.8% on an annualized basis to $0.63 per common share.
•Embracing sustainability was formally added to the Company's long-term strategic pillars and the ESG Committee was formed strengthening its commitment to sustainability.
•Four additional products achieved Cradle to Cradle CertifiedTM status as part of the ongoing sustainability strategic initiatives.

Compensation of Senior Management
•Annual incentive award targets required Compensation Adjusted EBITDA and Compensation Cash Flows growth of approximately 5% each from 2019 results.
•Senior management received annual incentive awards at 200% of their targets, given outstanding performance.
•Performance share unit ("PSU") awards granted in 2017 were settled in 2020 at 0% of the value granted based on the TSR for the three-year performance period ending on March 20, 2020.
•Long-term incentive awards represented, on average, 25% of senior management's 2020 total compensation, 72% of which were in the form of performance-based awards.
•On average, base salaries for senior management were increased in 2020 by 2.3% to provide them with market competitive and reasonable compensation.

Executive Compensation Program Principles
In support of the Company's compensation philosophy, the executive compensation program is designed to reward performance that is directly relevant to the Company’s short-term and long-term success. The Company provides both short-term and long-term incentive compensation that varies based on corporate and individual performance.
Three primary components comprise the Company’s compensation program: base salary, annual performance-based incentive plan award and a long-term incentive plan award comprised of PSUs and restricted share units ("RSUs") pursuant to the Amended and Restated Performance and Restricted Share Unit Plan (the "PRSU Plan"), and stock options pursuant to the 2019 Executive Stock Option Plan (the "2019 ESOP").
Each element of compensation fulfills a different, but important, role in attracting, retaining and motivating qualified executives and employees. The Company provides a balanced compensation program with both short-term (salary and annual incentive plan award) and long-term (PSUs, RSUs and stock options) compensation. The following describes the Company’s executive compensation program by component of compensation and discusses how each component relates to the Company’s overall executive compensation objective.

Compensation Element	Purpose
Annual base salary	To provide a base level of annual compensation for the Company’s NEOs generally set at a level that is within a competitive range of the median of companies that compete with the Company for business and executive talent (the "Compensation Peer Group")
Annual incentive plan award	To encourage and reward performance over the financial year (typically, compared to predefined goals and objectives) and reflect progress toward predetermined company-wide and individual objectives
Long-term incentives / Equity	To reinforce shareholder alignment, retention and long-term performance orientation
The base salaries of the senior management are reviewed annually and adjusted periodically to take into account the following factors: market and economic conditions; levels of responsibility, scope of the role and accountability of each member of senior management; skills, experience and competencies of each member of senior management; retention considerations; and sustained performance.
In 2020, the Company issued PSUs and RSUs under the PRSU Plan and stock options under the 2019 ESOP. Annual incentive plan awards are typically based on predetermined performance goals and may form a greater or lesser part of the entire compensation package in any given year, depending on performance. The following table sets forth the compensation paid, and benefits in kind granted, to senior management for the last fiscal year for services in all capacities to the Company, including contingent and deferred compensation (also see "US Deferred Compensation" below for additional details).

	Annual Compensation				Share-based Awards		Option-based Awards (4) $
Name	Salary (1) $	Bonus $	Other $		Performance Share Units (2) $	Restricted Share Units (3) $
Gregory A.C. Yull	868,400	1,736,800	54,034	(5)	851,301	462,200	334,107
Jeffrey Crystal	477,672	716,508	—		195,566	106,183	83,288
Douglas Nalette	407,809	407,809	—		103,538	56,214	44,093
Shawn Nelson	379,314	379,314	—		103,538	56,214	44,093
Joseph Tocci	362,765	362,765	—		103,538	56,214	44,093

(1)Represents amounts included in each executive’s W-2, rather than the base salary amount.
(2)Amounts represent the grant date fair value of PSUs granted (see "Performance and Restricted Share Unit Plan" below for further details including number of awards issued).
(3)Amounts represent the grant date fair value of RSUs granted (see "Performance and Restricted Share Unit Plan" below for further details including number of awards issued).
(4)Amounts represent the grant date fair value of stock options granted.
(5)Represents amounts paid related to an auto allowance and club membership pursuant to the terms of Mr. Yull’s employment agreement.

US Deferred Compensation

In the US, the Company provides a deferred compensation plan to certain employees, including the members of senior management. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. The following table sets out the eligible compensation deferred in 2020 and the accumulated value as of December 31, 2020 for each member of senior management.

Name	Compensation Deferred in 2020 $	Accumulated Value at Year End $
Gregory A.C. Yull	152,453	1,067,266
Jeffrey Crystal	132,489	720,383
Douglas Nalette	—	—
Shawn Nelson	—	—
Joseph Tocci	75,000	531,192
Annual Incentive Plan Awards - Bonuses
Each of the members of senior management received a performance bonus for 2020. Bonuses are typically paid based on the level of achievement of pre-defined financial objectives of the Company. The Company attributes to each executive, depending on his or her management level, a bonus target level set as a percentage of his or her salary, representing the amount that will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and 200% of the target bonus, based on the level of achievement of the predetermined objectives. The objectives and weight attached thereto are re-evaluated on an annual basis by the HRCC. The HRCC has discretion to adjust bonus payments upwards or downwards to ensure that payouts are aligned with the Company's performance and reflect the level of risk and responsibility undertaken to achieve results.

For the fiscal year ended December 31, 2020, at the HRCC’s recommendation, the Board of Directors elected to determine bonuses based on the Company achieving target levels of Compensation Adjusted EBITDA and Compensation Cash Flows. For the fiscal year ended December 31, 2020, the incentive design was as follows:
Compensation Adjusted EBITDA is defined by the HRCC as Adjusted EBITDA excluding performance bonus expense. Adjusted EBITDA is defined and reconciled in Item 5: Operating and Financial Review and Prospects (Management's Discussion & Analysis). Compensation Cash Flows is defined by HRCC as cash flows from operating activities excluding M&A Costs paid in the current year excluding certain costs associated with planned acquisition integration activities and the income tax effect of these items. These measures adjust for certain expenses and charges expected (at the time of the Board’s election) to be incurred by the Company during the year (e.g., M&A Costs and manufacturing facility closures, restructuring and other related charges), which are determined to be in the long term interest of the Company. Accordingly, the HRCC determined that such amounts should not impact the ability of senior management to achieve the performance bonus targets for the year ended December 31, 2020. Compensation Adjusted EBITDA and Compensation Cash Flows are non-GAAP financial measures and are reconciled to their respective, most directly comparable GAAP financial measure in the following tables (in millions of USD):

Year ended December 31,
2020
$
Adjusted EBITDA	211.1
Performance bonus expense	9.2
Compensation Adjusted EBITDA	220.4

Year ended December 31,
2020
$
Cash flows from operating activities	179.6
M&A Costs	2.7
Income tax effect of these items	(0.4)
Compensation Cash Flows	182.0
The criteria to be used for determination of annual incentive plan amounts are typically reviewed by the HRCC in March. In March of 2020, the HRCC considered whether there should, in the context of the COVID-19 pandemic, be alternative performance objectives included in the annual incentive plan and therefore delayed setting the relevant goals given the uncertainty of the economic environment at the time. Ultimately, and with more information regarding the Company's performance and results, the determination was made to have the annual incentive plan payouts be based on the original, pre-COVID-19 financial objectives presented in March.

The target amount for Compensation Adjusted EBITDA for 2020 was $187.5 million (the “Compensation Adjusted EBITDA Target”) and the target amount for Compensation Cash Flows for 2020 was $148.4 million (the “Compensation Cash Flows Target”). The Compensation Adjusted EBITDA for 2020 used for the purposes of determining bonuses was $220.4 million, which was 117.5% of the Compensation Adjusted EBITDA Target. The Compensation Cash Flows for 2020 was $182.0 million, which was 122.6% of the Compensation Cash Flow Target.
The following table presents the target incentive plan award as a percentage of salary.

	Gregory A.C. Yull	Jeffrey Crystal	Douglas Nalette	Shawn Nelson	Joseph Tocci
Incentive plan award as a percentage of salary:
Minimum	0%	0%	0%	0%	0%
Threshold	50%	38%	25%	25%	25%
Target	100%	75%	50%	50%	50%
Maximum	200%	150%	100%	100%	100%

The following table presents the financial objectives for 2020 included in the annual incentive plan and the results achieved by the Company:

	Bonus Payout Percentage	Compensation Adjusted EBITDA	Compensation Cash Flows
Threshold ($)	50%	177,300,000	141,900,000
Target ($)	100%	187,500,000	148,400,000
Maximum ($)	200%	198,000,000	154,900,000
Actual ($)	200%	220,369,950	181,957,530
Evaluation of Performance to Target (%)		117.5%	122.6%
Company Performance Factor (%)		200.0%	200.0%

For performance achievement between threshold and target, the company performance factor represents the straight-line interpolation between 50% and 100% where 100% represents the target bonus. For performance achievement greater than target, the company performance factor represents the straight-line interpolation between 100% and 200% where 200% represents the maximum bonus.

Weighted Company Performance Factor	200%
The following table presents, for each target objective, the bonus amount earned by each member of senior management for 2020:

	Gregory A.C. Yull	Jeffrey Crystal	Douglas Nalette	Shawn Nelson	Joseph Tocci
	$	$	$	$	$
2020 Annual Eligible Salary	868,400	477,672	407,809	379,314	362,765
Target Amount	868,400	358,254	203,905	189,657	181,383
Weighted Company Performance Factor x Target Amount	1,736,800	716,508	407,809	379,314	362,765

Long-Term Incentive Plan Awards
Performance and Restricted Share Unit Plan (formerly known as the Performance Share Unit Plan)
On March 7, 2018, the Board of Directors approved the addition of RSUs as an available award type under the PRSU Plan.
The purpose of the PRSU Plan is to provide participants with a proprietary interest in the Company to: (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company; (b) furnish an incentive to such participants to continue their services for the Company; and (c) provide a means through which the Company may attract potential employees. The PRSU Plan is administered by the Human Resources and Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs and RSUs to eligible persons.
A PSU, as defined by the PRSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PRSU Plan, to receive a cash payment equal to the VWAP of the Company's shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
The number of PSUs granted prior to December 31, 2017 that will be eligible to vest can range from 0% to 150% of the Target Shares ("Target Shares" reflects 100% of the PSUs granted) based on the Company's total shareholder return ("TSR") ranking relative to a custom peer group of companies ("Peer Group") over the measurement period as outlined in the following table. Further, first quartile means the top performing quartile and fourth quartile means the bottom performing quartile.

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

The number of PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•50% based on the Company's TSR relative to the Peer Group over the measurement period as set out in the table below.
•50% based on the average return on invested capital over the measurement period (the “ROIC Performance”) as set out in the table below.

The number of PSUs granted subsequent to December 31, 2019 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•25% based on the Company's TSR ranking relative to the S&P North America SmallCap Materials (Industry Group) Index (the "Index Group") over the measurement period as set out in the table below;
•25% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and
•50% based on the ROIC Performance as set out in the table below.

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
An RSU, as defined by the PRSU Plan, represents the right of a participant, once such RSU is earned and has vested in accordance with the PRSU Plan, to receive a cash payment equal to the VWAP of the Company's shares on the TSX for the five consecutive trading days immediately preceding the day of settlement. The fair value of RSUs is calculated based on the VWAP of the Company's shares on the TSX for the five consecutive trading days immediately preceding the reporting period end date. Changes in the fair value of the liability will be reflected in SG&A.
On February 17, 2017, the Board of Directors approved amendments to the PRSU Plan to provide for only cash settlement of PSU awards. As a result of the amendment, prospectively and until award settlement, the Company will remeasure the fair value of the awards at each reporting date and present the cash-settled awards as a liability within the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current, for amounts expected to settle in more than twelve months. PSUs granted prior to December 31, 2017 are subject to a market performance condition as well as a time-based vesting condition. Accordingly, the fair value of PSUs granted prior to December 31, 2017 is based on the Monte Carlo valuation model at each reporting period end date. PSUs granted subsequent to December 31, 2017 are subject to a market (50 percent) and non-market performance condition (50 percent) as well as a time-based vesting condition. Accordingly, the fair value of PSUs granted subsequent to December 31, 2017 is based 50 percent on the Monte Carlo valuation model at each reporting date and 50 percent on the Company's VWAP of common shares on the TSX for the five consecutive trading days immediately preceding the reporting period end multiplied by the number of PSUs expected to vest based on estimated achievement of non-market performance criteria at the reporting period end. The cash payment at settlement is calculated based on the number of settled PSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.

Additionally, the PRSU Plan provides that, as soon as reasonably practicable following the settlement date, the Company or a subsidiary will make a lump-sum cash payment to an executive officer or employee, net of any withholdings, in an amount equal to the product that results from multiplying the number of settled PSUs and RSUs by the amount of cash dividends per common share declared and paid by the Company from the date of grant of the PSUs and RSUs to such executive officer or employee to the settlement date.
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

PSU Grants During the Most Recently Completed Fiscal Year
The following table sets out the details of all PSU grants to the members of senior management during the fiscal year ended December 31, 2020.

Name	PSU Awards granted	% of total PSU awards granted in fiscal year	Market value on date of grant (1)	Expiration date
Gregory A.C. Yull	152,290	22%	$5.59	12/31/2023
Jeffrey Crystal	34,985	5%	$5.59	12/31/2023
Douglas Nalette	18,522	3%	$5.59	12/31/2023
Shawn Nelson	18,522	3%	$5.59	12/31/2023
Joseph Tocci	18,522	3%	$5.59	12/31/2023
(1)    The base value (or grant date fair value) of a PSU is based 50% on the VWAP of the common shares of the Company on the TSX for the five trading days preceding the grant date (CDN$ 8.63, USD$ 6.07) and 50% on an estimated value derived using the Monte Carlo simulation model implemented in a risk-neutral framework considering the following assumptions:

PSU Grant Date	March 23, 2020
Grant recipient	All
Performance period starting price	CDN$16.25
Valuation date stock price	CDN$7.24
Estimated dividend yield	0%
US risk-free interest rate	0.3%
Canadian risk-free interest rate	0.59%
Estimated volatility	36%
Term	3 years
Result	CDN$7.33
(USD$5.10)

Year-End Unvested PSU Awards and Values
The following table sets out for each of the members of senior management the total number of unvested PSU awards held as of December 31, 2020 and the value of such unvested awards at that date.

Name	Number of PSUs at fiscal year-end	Number of PSUs adjusted for performance at fiscal year end(1)	Value of PSUs at fiscal year-end (2)
	Unvested	Unvested	Unvested
Gregory A.C. Yull	276,399	438,368	8,289,543
Jeffrey Crystal	63,497	100,706	1,904,350
Douglas Nalette	33,617	53,316	1,008,214
Shawn Nelson	33,617	53,316	1,008,214
Joseph Tocci	33,617	53,316	1,008,214

(1)The final number of PSUs that vest will range from 0% to 175% of the initial number awarded based on predetermined performance criteria. Based on the Company’s performance as of December 31, 2020, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2020, would be as follows:

Grant Date	% of Target Shares
March 21, 2018	155.7%
March 21, 2019	138.2%
March 23, 2020	168.7%

(2)The fair value of the PSUs is based on the five-day VWAP of the common shares of the Company on the TSX on December 31, 2020 (CDN$ 24.28, USD$ 18.91). Actual gains, if any, on the settlement of awards will depend on the value of the common shares of the Company on the TSX on the date of settlement. There is no guarantee that gains will be realized. The actual value received on settlement, if any, will be different and could also be nil, depending on variations in the price of the common shares of the Company on the TSX.
RSU Grants During the Most Recently Completed Fiscal Year
The following table sets out the details of all RSU grants to the members of senior management during the fiscal year ended December 31, 2020.

Name	RSU Awards granted	% of total RSU awards granted in fiscal year	Market value on date of grant (1)	Expiration date
Gregory A.C. Yull	76,145	27%	$6.07	12/31/2023
Jeffrey Crystal	17,493	6%	$6.07	12/31/2023
Douglas Nalette	9,261	3%	$6.07	12/31/2023
Shawn Nelson	9,261	3%	$6.07	12/31/2023
Joseph Tocci	9,261	3%	$6.07	12/31/2023
(1)    The grant date fair value of a RSU is based on the VWAP of the common shares of the Company on the TSX for the five trading days preceding the grant date, March 23, 2020 (CDN$ 8.63, USD$ 6.07).

Year-End Unvested RSU Awards and Values
The following table sets out for each of the members of senior management the total number of unvested RSU awards held as of December 31, 2020 and the value of such unvested awards at that date. No RSUs were vested as of December 31, 2020.

Name	Number of RSUs at fiscal year-end	Value of RSUs at fiscal year-end (1)
Gregory A.C. Yull	138,200	2,613,362
Jeffrey Crystal	31,749	600,374
Douglas Nalette	16,808	317,839
Shawn Nelson	16,808	317,839
Joseph Tocci	16,808	317,839
(1)     The fair value of the RSUs is based on the five-day VWAP of the common shares of the Company on the TSX on December 31, 2020 (CDN$ 24.28, USD$ 18.91). Actual value upon the settlement of awards will depend on the value of the common shares of the Company on the TSX on the date of settlement. The actual value received on settlement will be different depending on variations in the price of the common shares of the Company on the TSX.
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
On November 8, 2019, the Board of Directors amended the DSU Plan in order to, among other changes, change the grant date for annual grants of DSUs from June to immediately following the annual meeting of shareholders.
On December 7, 2020, the Board of Directors amended the DSU Plan to (i) align the annual grant date of DSUs with the grant date of annual equity awards to the Company's executive officers, (ii) provide for annual meeting to annual meeting vesting of future DSU grants (with acceleration in the event of a Change in Control (as defined in the DSU Plan)), and (iii) allow participants to elect to receive settlement of their DSUs in the calendar year that their services end or in the following calendar year in accordance with, and to extent permitted by, applicable tax rules.

DSU Grants During the Most Recently Completed Fiscal Year
The following table sets out the details for the fiscal year ended December 31, 2020 of all DSU grants to directors, including dividend equivalents and DSUs elected in lieu of cash by the directors for semi-annual director fees granted as of December 31, 2020.

Name	Grant date	DSU Awards granted	% of total DSU awards granted in fiscal year	Market value on date of grant	Expiration date
Robert M. Beil	3/31/2020	819	1%	$6.38	n/a
	5/13/2020	10,012	9%	$9.49	n/a
	6/30/2020	803	1%	$8.50	n/a
	9/30/2020	633	1%	$10.96	n/a
	12/31/2020	398	0%	$18.91	n/a
Chris R. Cawston	11/19/2020	3,292	3%	$16.71	n/a
	12/31/2020	843	1%	$18.91	n/a
Jane Craighead	11/19/2020	3,292	3%	$16.71	n/a
	12/31/2020	831	1%	$18.91	n/a
Frank Di Tomaso	3/31/2020	676	1%	$6.38	n/a
	5/13/2020	10,012	9%	$9.49	n/a
	6/30/2020	693	1%	$8.50	n/a
	9/30/2020	547	0%	$10.96	n/a
	12/31/2020	343	0%	$18.91	n/a
Robert J. Foster	3/31/2020	1,292	1%	$6.38	n/a
	5/13/2020	10,012	9%	$9.49	n/a
	6/30/2020	1,167	1%	$8.50	n/a
	9/30/2020	921	1%	$10.96	n/a
	12/31/2020	578	1%	$18.91	n/a
Dahra Granovsky	3/31/2020	162	0%	$6.38	n/a
	5/13/2020	10,012	9%	$9.49	n/a
	6/30/2020	299	0%	$8.50	n/a
	9/30/2020	236	0%	$10.96	n/a
	12/31/2020	148	0%	$18.91	n/a
James Pantelidis	3/31/2020	676	1%	$6.38	n/a
	5/13/2020	10,012	9%	$9.49	n/a
	6/30/2020	694	1%	$8.50	n/a
	9/30/2020	547	0%	$10.96	n/a
	12/31/2020	344	0%	$18.91	n/a
Jorge N. Quintas	3/31/2020	1,227	1%	$6.38	n/a
	5/13/2020	10,012	9%	$9.49	n/a
	6/30/2020	5,375	5%	$8.50	n/a
	9/30/2020	938	1%	$10.96	n/a
	12/31/2020	2,529	2%	$18.91	n/a

Name	Grant date	DSU Awards granted	% of total DSU awards granted in fiscal year	Market value on date of grant	Expiration date
Mary Pat Salomone	3/31/2020	561	0%	$6.38	n/a
	5/13/2020	10,012	9%	$9.49	n/a
	6/30/2020	606	1%	$8.50	n/a
	9/30/2020	478	0%	$10.96	n/a
	12/31/2020	300	0%	$18.91	n/a
Melbourne F. Yull	3/31/2020	861	1%	$6.38	n/a
	5/13/2020	10,012	9%	$9.49	n/a
	6/30/2020	836	1%	$8.50	n/a
	9/30/2020	659	1%	$10.96	n/a
	12/31/2020	414	0%	$18.91	n/a
Year-End Vested DSU Awards

The following table sets out for each of the directors the total number of vested DSUs as of December 31, 2020 and the value of such vested DSUs at that date.

Name	Number of vested DSUs outstanding at fiscal year-end	Value of vested DSUs outstanding (1)
Robert M. Beil	48,076	909,117
Chris R. Cawston	4,135	78,193
Jane Craighead	4,123	77,966
Frank Di Tomaso	41,502	784,803
Robert J. Foster	69,894	1,321,696
Dahra Granovsky	17,854	337,619
James Pantelidis	41,534	785,408
Jorge N. Quintas	73,155	1,383,361
Mary Pat Salomone	36,239	685,279
Melbourne F. Yull	50,029	946,048

(1)The value of vested DSUs is based on the five-day VWAP of the common shares of the Company on the TSX on December 31, 2020 (CDN$ 24.28, USD$ 18.91). Actual value upon the settlement of awards will depend on the value of the common shares of the Company on the TSX on the date of settlement. The actual value received on settlement will be different depending on variations in the price of the common shares of the Company on the TSX.
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
The Company adopted the ESOP in 1992, which was amended on several occasions before elapsing on June 4, 2018. As a result of an amendment approved by shareholders at a special meeting of shareholders of the Company held on September 5, 2007, the ESOP provided that the total number of Shares reserved for issuance thereunder was equal to 10% of the issued and outstanding Shares from time-to-time. Under the rules of the TSX, a security-based compensation arrangement such as the ESOP must, when initially put in place, receive shareholder approval at a duly-called meeting of shareholders, and all unallocated stock options are subject to ratification by shareholders every three years thereafter. Shareholders last ratified unallocated stock options under the ESOP at an annual and special meeting of shareholders of the Company held on June 4, 2015. In accordance with the TSX rules, no further grants of stock options have been made under the ESOP since June 4, 2018, the date on which the ESOP lapsed. The 553,057 Shares issuable upon the exercise of the stock options outstanding under the ESOP as of December 31, 2020, remain subject to the terms and conditions of the ESOP. The following is a description of certain features of the ESOP (for further details regarding the ESOP, please see Exhibit 4.2 to this Form 20-F):
•options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;
•options that are granted to directors who are not executive officers of the Corporation vest 25% on the date of grant, with another 25% vesting on each of the first three anniversaries of the date of the grant. Under the current amended plan, all other options granted vest as to one-third on each of the first, second and third anniversaries of the date of grant. Previously, the ESOP provided that such stock options granted, other than to directors who are not executives, vest 25% per year over four years;
•the exercise price of the options is determined by the Board of Directors, but cannot be less than the “Market Value” of the common shares of the Company, defined in the ESOP as the closing price of the common shares on the TSX for the day immediately preceding the effective date of the grant; and
•certain limitations exist on the number of options, common shares reserved for issuance, number of common shares issuable and the number of common shares issued to certain individuals over certain time periods.
As of December 31, 2020, there were options outstanding under the ESOP to purchase an aggregate of 553,057 common shares, representing 0.9% of the issued and outstanding common shares of the Company, and a total of 472,084 options exercisable.
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

The following is a description of certain features of the 2019 ESOP (for further details regarding the 2019 ESOP, please see Exhibit 4.7 to this Form 20-F):

•the Board of Directors has the discretion to determine the vesting schedule of the options and the Board of Directors shall have the full power and authority to accelerate the vesting or exercisability of all or any portion of any option (the options that have already been granted under the 2019 ESOP vest one-third on each of the first, second and third anniversaries of the date of grant);
•options expire not later than ten years after the date of grant;
•the exercise price of the option is determined by the Board of Directors, but shall not be less than the closing price of the common shares of the Company on the TSX for the day immediately preceding the effective date of the grant; and
•certain limitations exist on the number of options, common shares reserved for issuance, number of common shares issuable and the number of common shares issued to certain individuals over certain time periods.

As of December 31, 2020, there were 1,896,165 stock options outstanding under the 2019 ESOP, representing 3.2% of the issued and outstanding common shares of the Company, and a total of 115,994 options exercisable. Under the 2019 ESOP, there were 4,006,540 options available for grant, representing 6.8% of the issued and outstanding shares as of March 12, 2021.

Option Grants During the Most Recently Completed Fiscal Year
The following table sets out the details of all options granted to the members of senior management under the 2019 ESOP during the fiscal year ended December 31, 2020. During 2020, there were no options granted to directors.

Name	Options granted	% of total options granted in fiscal year	Exercise Price CDN$	Market value on date of grant CDN$(1)	Expiration date
Gregory A.C. Yull	776,993	51%	$7.94	$0.62	3/25/2030
Jeffrey Crystal	181,060	12%	$7.94	$0.67	3/25/2025
Douglas Nalette	95,855	6%	$7.94	$0.67	3/25/2025
Shawn Nelson	95,855	6%	$7.94	$0.67	3/25/2025
Joseph Tocci	95,855	6%	$7.94	$0.67	3/25/2025
(1)    The grant date fair value of awards is estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Option Grant Date	March 25, 2020	March 25, 2020
Grant recipient	All of the above except Gregory A.C. Yull	Gregory A. C. Yull
Stock price at grant date	CDN$7.94	CDN$7.94
Exercise price of awards	CDN$7.94	CDN$7.94
Expected dividends	10.8%	10.8%
Canadian risk-free interest rate	0.74%	0.76%
Estimated volatility	34%	34%
Expected life	5 years	6 years
Foreign exchange rate USD to CDN	1.4526	1.4526
Grant date fair value	CDN$0.67	CDN$0.62
	(USD$0.46)	(USD$0.43)
Year-End Unexercised Options and Option Values
The following table sets out for each of the members of senior management the total number of unexercised options held as of December 31, 2020 and the value of such unexercised options at that date. There were no options outstanding held by directors as of December 31, 2020.

Name	Number of unexercised options at fiscal year-end Exercisable / Unexercisable		Value of unexercised “in the money” options at fiscal year-end Exercisable / Unexercisable CDN$ (1)
Gregory A.C. Yull	456,927	933,655	4,364,414	13,456,402
Jeffrey Crystal	36,893	223,416	155,068	3,168,509
Douglas Nalette	19,532	118,279	82,099	1,677,441
Shawn Nelson	19,532	118,279	82,099	1,677,441
Joseph Tocci	19,532	118,279	82,099	1,677,441

(1)The value of unexercised “in-the-money” options is calculated using the closing price of the common shares of the Company on the TSX on December 31, 2020 (CDN$ 24.14) less the respective exercise prices of the options. Actual gains, if any, on exercise will depend on the value of the common shares of the Company on the TSX on the date of exercise. There is no guarantee that gains will be realized.

Incentive Plan Awards – Value Vested, Settled, Realized or Earned During the Year
The following table sets out, for each member of senior management, the value of option-based awards and share-based awards which vested or settled during the year ended December 31, 2020 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2020. No RSUs were vested during the year ended December 31, 2020.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Award – Value Earned During the Year(4) ($)
		PSUs - settled(2)(3)
Gregory A.C. Yull	—	—	1,736,800
Jeffrey Crystal	—	—	716,508
Douglas Nalette	—	—	407,809
Shawn Nelson	—	—	379,314
Joseph Tocci	—	—	362,765

(1)The value is calculated as if the stock options were exercised on the vesting date of each relevant grant. The value is equal to the difference between the closing price of the Shares on the vesting date and the exercise price on the vesting date. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized. Stock options that vested during the year were not in-the-money as of the vesting date and therefore, the value is nil.
(2)For settled PSUs, the value is calculated as the number of PSUs on settlement date multiplied by the performance adjustment factor and the VWAP of Shares on the TSX for the five consecutive trading days immediately preceding the date of settlement. The following table provides the performance adjustments to the Target Shares for the PSUs settled in 2020:

Grant Date	Date Settled	Performance
March 20, 2017	March 20, 2020	0%
    For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.
(3)Includes a cash payment made to each NEO in an amount equal to the product that results from multiplying the number of settled PSUs by the amount of cash dividends per Share declared and paid by the Company from the date of grant of the PSUs to the settlement date. For more information on the PRSU Plan, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.
(4)The amounts shown for annual incentive plans represent amounts awarded under the Company’s senior management bonus plan. Award amounts are based on the level of achievement of financial objectives of the Company. See the section above entitled “Annual Incentive Plan Awards – Bonuses” for additional information.
The following table sets out, for each member of senior management, the value realized from option-based awards upon exercise during the year ended December 31, 2020.

Name	Number of Options Exercised (#)	Gains Realized(1) ($)
Gregory A.C. Yull	—	—
Jeffrey Crystal	—	—
Douglas Nalette	—	—
Shawn Nelson	—	—
Joseph Tocci	—	—
(1)The gain realized is equal to the difference between the market value of the Shares on the TSX at exercise and the exercise price multiplied by the number of options exercised and converted to USD based on the exchange rate on the date of exercise. There were no options exercised during the year and therefore, the values in the table are nil.
Stock Appreciation Rights Plan
The purpose of the Stock Appreciation Rights Plan is to: (a) promote a proprietary interest in the Company among its executives and directors; (b) encourage the Company’s executives and directors to further the Company’s development; and (c) attract and retain the key employees necessary for the Company’s long-term success. The Stock Appreciation Rights Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award stock appreciation rights (“SARs”) to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years. No SARs were granted in 2020. No SARs were outstanding as of and since December 31, 2018. The Stock Appreciation Rights Plan was terminated in 2020.
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
Defined Contribution Pension Plans
The Company maintains defined contribution pension plans in the US and Canada. Each member of senior management participates in the “US Plan”. The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the US Internal Revenue Code. Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Company may make discretionary contributions for the benefit of eligible employees. The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The following table sets out the Company’s contributions to the pension plan payable for 2020 for each member of senior management.

Name	Company Contributions $
Gregory A.C. Yull	15,675
Jeffrey Crystal	15,675
Douglas Nalette	15,675
Shawn Nelson	15,675
Joseph Tocci	15,675
Total Cash Payments
Total cash payments for employee future benefits for 2020, consisting of cash contributed by the Company to its defined benefit pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $7.0 million ($6.0 million in 2019).
Executive Employment Contracts and Change of Control Agreements
The following agreements between the Company and members of senior management were in effect at the end of 2020.
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
The “change of control, non-interference and confidentiality” agreements provide also that if, within a period of six months after a Change of Control of the Company: (a) the executive terminates his employment with the Company for Good Reason; or (b) the Company terminates the executive’s employment without cause, such executive will be entitled to (i) severance equal to 12 months of such executive’s base salary at the effective date of such termination, (ii) reimbursement of the employer subsidy portion of the health insurance premiums paid by the executive for health insurance coverage under the Company's plan for up to 12 months after the executive's termination, and (iii) accelerated vesting of any unvested stock options and continued exercisability of all stock options. For this purpose, in summary, "Good Reason" means one or more of the following: (i) reduction of the executive's salary by more than 10% (other than a general reduction affecting comparable employees), (ii) a 50 mile or more relocation of the executive's place of work, or (iii) a material diminution of the executive's duties, authority or responsibility.
On August 2, 2010, the Company entered into an Executive Employment Agreement with Gregory A.C. Yull, as amended to date (the "Yull Agreement"). The Yull Agreement includes provisions regarding base salary, annual bonuses, benefits, confidentiality, non-solicitation and non-compete covenants, and ownership of intellectual property, among other things. The non-compete and non-solicitation covenants survive for 12 months following termination of employment, provided however that in the event of a termination other than for cause or resignation for Good Reason, as described below, the covenants survive for 24 months following termination of employment. For this purpose, in summary, "Good Reason" means one or more of the following: (i) a material adverse change in Mr. Yull's position, duties, authority, responsibilities or title, (ii) a reduction in Mr. Yull's remuneration except as permitted under the Yull Agreement, (iii) relocation of Mr. Yull's principal place of work by more than 30 miles, (iv) any breach by the Company of any material provision of the Yull Agreement, or (v) a purported termination by the Company or Mr. Yull's employment other than as permitted by the Yull Agreement.
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
    Alternatively, if Mr. Crystal is involuntarily terminated or terminates his employment for Good Reason within six months of a Change of Control, then he shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years and severance pay in an amount equal to two times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination. In addition, in such case, all of Mr. Crystal's vested stock options shall remain exercisable for the remainder of their respective terms and unvested equity awards then held by Mr. Crystal shall vest in full. For this purpose, in summary, "Good Reason" means one or more of the following: (i) the Company's failure to perform its obligations under the Crystal Agreement other than an isolated, insubstantial and inadvertent failure not occurring in bad faith; (ii) a material decrease in Mr. Crystal's salary, benefits, authority, responsibilities, staff support, or a material negative and unreasonable change to Mr. Crystal's job conditions, subject to certain exceptions; or (iii) the Company's failure to obtain assumption of the Crystal Agreement by a successor or assignee of the Company,
    If Mr. Crystal is entitled to severance payments and elects continuation coverage of any Company medical insurance benefits, the Company will pay premiums to the plan(s) on Mr. Crystal's behalf for the duration of the period in which he is receiving severance payments.
Under the Crystal Agreement, in the event that Mr. Crystal’s employment is terminated as a result of his death or disability, he or his estate shall be entitled to receive a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years.
Refer to the PRSU Plan and 2019 ESOP for applicable termination clauses.

Estimated Termination Payments
The table below reflects incremental amounts or values, in addition to salary and bonuses that have already been earned, that would have been payable to or received by each member of senior management if his employment had been terminated on December 31, 2020 based on the terms described above:

		Severance	RSUs(1)	PSUs(1)	Stock Options(2)	Other Payments(3)	Total
Name	Event	$	$	$	$	$	$
Gregory A.C. Yull	Termination by the Company other than for cause or Resignation for good reason	3,576,021	—	—	7,255,711	52,399	10,884,131
	Termination by the Company other than for cause or resignation for good reason in connection with a Change of Control	5,364,032	2,736,631	5,473,241	10,543,091	87,904	24,204,899
	No assumption of awards upon a Change of Control (4)	—	2,736,631	5,473,241	10,470,245	—	18,680,117
	Offer for all or a portion of the Company's Shares (no termination required)(5)	—	—	—	72,846	—	72,846
	Retirement	—	—	—	—	—	—
	Permanent disability	—	2,736,631	5,473,241	10,543,091	—	18,752,963
	Death	—	2,736,631	5,473,241	10,543,091	—	18,752,963
Jeffrey Crystal	Termination by the Company other than for cause	1,284,845	—	—	—	35,947	1,320,792
	Termination by the Company other than for cause or resignation for good reason in connection with a Change of Control	1,713,126	628,693	1,257,365	2,482,527	47,930	6,129,641
	No assumption of awards upon a Change of Control (4)	—	628,693	1,257,365	2,462,990	—	4,349,048
	Offer for all or a portion of the Company's Shares (no termination required)(5)	—	—	—	19,537	—	19,537
	Retirement	—	—	—	—	—	—
	Permanent disability	—	628,693	1,257,365	2,462,990	—	4,349,048
	Death	—	628,693	1,257,365	2,462,990	—	4,349,048
Douglas Nalette	Termination by the Company other than for cause	—	—	—	—	—	—
	Termination by the Company other than for cause or resignation for good reason in connection with a Change of Control	399,967	332,831	665,682	1,314,275	18,024	2,730,779
	No assumption of awards upon a Change of Control (4)	—	332,831	665,682	1,303,931	—	2,302,444
	Offer for all or a portion of the Company's Shares (no termination required)(5)	—	—	—	10,344	—	10,344
	Retirement	—	153,515	307,050	1,303,931	—	1,764,496
	Permanent disability	—	332,831	665,682	1,303,931	—	2,302,444
	Death	—	332,831	665,682	1,303,931	—	2,302,444
Shawn Nelson	Termination by the Company other than for cause	—	—	—	—	—	—
	Termination by the Company other than for cause or resignation for good reason in connection with a Change of Control	378,753	332,831	665,682	1,314,275	28,588	2,720,129
	No assumption of awards upon a Change of Control (4)	—	332,831	665,682	1,303,931	—	2,302,444
	Offer for all or a portion of the Company's Shares (no termination required)(5)	—	—	—	10,344	—	10,344
	Retirement	—	—	—	—	—	—
	Permanent disability	—	332,831	665,682	1,303,931	—	2,302,444
	Death	—	332,831	665,682	1,303,931	—	2,302,444

		Severance	RSUs(1)	PSUs(1)	Stock Options(2)	Other Payments(3)	Total
Name	Event	$	$	$	$	$	$
Joseph Tocci	Termination by the Company other than for cause	—	—	—	—	—	—
	Termination by the Company other than for cause or resignation for good reason in connection with a Change of Control	355,789	332,831	665,682	1,314,275	27,884	2,696,461
	No assumption of awards upon a Change of Control (4)	—	332,831	665,682	1,303,931	—	2,302,444
	Offer for all or a portion of the Company's Shares (no termination required)(5)	—	—	—	10,344	—	10,344
	Retirement	—	—	—	—	—	—
	Permanent disability	—	332,831	665,682	1,303,931	—	2,302,444
	Death	—	332,831	665,682	1,303,931	—	2,302,444

(1)    The value of the PSUs and RSUs is based on the five-day VWAP of Shares on the TSX on December 31, 2020 (being CDN$ 24.28, USD$ 18.91). Includes dividend equivalent amounts. Actual value will depend on the value of the Shares on the date of award settlement.
(2)    The value of the stock options is calculated based on the difference between the closing price of the Shares on the TSX on December 31, 2020 (being CDN$ 24.14, USD$ 18.91) and the exercise price of the stock options. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.
(3)    Represents continuation of benefits, including medical, dental and other insurance benefits.
(4)    For stock options, the same amount would be payable in the event stock options are assumed in connection with a Change of Control by a company whose stock is not publicly traded on a North American stock exchange.
(5)    Amount shown assumes an offer to purchase all of the Company's Shares and the option holder's agreement to tender all of the option holder's Shares.
There would be nil incremental amounts payable to each NEO if his employment had been terminated for cause on December 31, 2020.

C.	BOARD PRACTICES
Term
The Company has eleven Directors. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on May 12, 2021, at which time the current term of each Director will expire.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee is appointed by the Board and is composed of five directors, Robert M. Beil (Chairman), Jane Craighead, Robert J. Foster, Dahra Granovsky and Jorge N. Quintas (Mary Pat Salomone was a member but is no longer effective January 1, 2021), none of whom is or has been at any previous time an employee of the Company or any of its subsidiaries. Each of the Human Resources and Compensation Committee members is independent as that term is defined by the TSX and Sarbanes-Oxley Act.
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
Ms. Craighead graduated from McGill University with a PhD in Management and is a Chartered Accountant and Chartered Professional Accountant. Ms. Craighead has over 30 years of experience in accounting and finance. Ms. Craighead's prior roles include Senior Vice President in Global Human Resources at Scotiabank and Global Practice Leader Rewards at Rio Tinto plc (a large UK based mining conglomerate). She also worked for many years in practice and in consulting as an Eastern Canada Business Leader at Mercer Human Resource Consulting. Previously, Ms. Craighead held full-time faculty appointments at Queen's University, Concordia University, and McGill University. Ms. Craighead was a member of the board of Clearwater Seafoods from 2015 until it was sold and taken private in January 2021. While on the board of Clearwater Seafoods, she served as the chair of the Human Resources and Development Committee and was a member of the Finance Committee. She has been a director of Jarislowsky Fraser Limited, one of Canada's leading independent investment firms, since 2018. She also sits on various investment advisory boards including for the Scotiabank pension plan, Mount Allison University endowment and a private holding company. She is Vice Chair of the Board of Regents of Mount Allison University and Co-Vice Chair of the McGill University Health Centre Foundation.
Mr. Foster graduated from Queen’s University with a Master of Arts in Economics, earning his Chartered Financial Analyst designation, then managed the research department and worked in corporate finance at one of the major investment dealers in Canada. He founded and serves as President and CEO of Capital Canada Limited (investment banking firm). He serves on a number of not-for-profit boards and private company boards and has served on the boards of CHC Helicopters, Golf Town, Cargojet, Canada 3000 and Canadian Airlines Regional.
Ms. Granovsky graduated from University of Hartford with a Masters of Business Administration and from the University of Toronto with a Bachelor of Science. Ms. Granovsky held executive management roles as the President of Atlantic Packaging Products (an integrated corrugated packaging company). Presently Ms. Granovsky is the CEO of Beresford Accurate Folding Cartons (a folding carton packaging company) and Management Director of Chem-Ecol (a lubricant company). Ms. Granovsky is a Director of Hammond Power Solutions, Velan Inc. and Atlantic Packaging Product Ltd.
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
The Human Resources and Compensation Committee Charter is included as Exhibit 15.2 to this Form 20-F.
Audit Committee
The Audit Committee is appointed by the Board and is currently composed of four Directors, Frank Di Tomaso (Chairman), Chris Cawston, Robert J. Foster, and Mary Pat Salomone. Each of the Audit Committee members is independent and financially literate as such terms are defined by Canadian Multilateral Instrument 52-110-Audit Committees.
Mr. Di Tomaso graduated from Concordia University with a Bachelor of Commerce in Accounting and is a Chartered Professional Accountant, a Fellow CPA and an Institute of Corporate Directors, Director (ICD.D). Mr. Di Tomaso has over 45 years of experience in accounting and auditing. Mr. Di Tomaso was a Partner and Advisory Partner from 1981 until 2012 and served as Director and Member of the Management Committee from 2000 to 2009, of Raymond Chabot Grant Thornton (a public accounting firm), and previously served as a Director and Chair of the Audit Committee at Yorbeau Resources, Inc (a gold exploration company). Mr. Di Tomaso currently serves as Director and Chair of the Audit Committee of ADF Group Inc. (a steel fabrication company), and Birks Group Inc (designer, manufacturer and retailer of jewelry, timepieces, silverware and gifts) and as a Director for Laurentian Pilotage Authority (regulates operations of pilotage services on the St. Lawrence River). He has also served as a Director of National Bank Trust (asset management and trust services firm), and National Bank Life.
Mr. Cawston graduated from University of Toronto with a Bachelor of Arts in Economics and Finance and is a Chartered Professional Accountant. Mr. Cawston founded The Cawston Group, an advisory group delivering financial, strategic and operational advisory services and interim executive management with a focus on rapid growth, building leadership teams, and corporate clients who are in transition mainly in the technology, automotive and B2B segments. He was the President and Chief Executive Officer of The Cawston Group from July 2010 to March 2015 and again at present since February 2020. Mr. Cawston was the President of Sym-Tech, a leading provider of finance and insurance solutions to automobile dealers and original equipment manufacturers, from March 2015 to January 2020. He was also a member of the board of AutoServe1 from 2014 until the sale of the business in 2019. His prior roles include, President and Chief Executive Officer of SCI Marketview, Co-Founder and President of Premier Salons & Magicuts, and Director Internal Audit, Mitel Corporation. Mr. Cawston began his career with Coopers & Lybrand, now PricewaterhouseCoopers.
For Mr. Foster’s professional experience, please see above under “Human Resources and Compensation Committee.”

Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University in Youngstown, Ohio and a Master of Business Administration from Baldwin Wallace College in Berea, Ohio. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011. Ms. Salomone is currently on the Board of Directors of TC Energy Corporation (formerly TransCanada Corporation), where she is the chairperson of the Health, Safety, Sustainability and Environment Committee as well as a member of the Governance Committee. Ms. Salomone has served as a director of Herc Holdings, Inc (equipment rental company) since 2016 and is a member of the Audit and Finance Committees. She also formerly served as a trustee of the Youngstown State University Foundation. From 2010 to 2013, Ms. Salomone was Senior Vice President & Chief Operating Officer of Babcock & Wilcox Company, with more than 23,000 employees and 30 locations worldwide. Prior to that, Ms. Salomone held several senior positions with Babcock & Wilcox Company, including Manager of Business Development and Manager of Strategic Acquisitions. From 1998 through 2007, Ms. Salomone was an officer of Marine Mechanical Company, which Babcock & Wilcox Company acquired in 2007, including serving as President and Chief Executive Officer from 2001 through 2007.
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
As of December 31, 2020, the Company had 3,599 total employees; 2,352 in the US, 666 in Canada, 447 in India, 120 in Portugal, 11 in the rest of Europe, and 3 in Mexico. As of December 31, 2020, 765 held either sales-related, administrative, information technology or research and development positions and 2,834 were employed in operations. The Company also employs approximately 499 temporary employees in India. The Company does not employ a significant number of temporary employees in its other locations.
The table below presents details of the hourly employees that are unionized and subject to a collective bargaining agreement at the Company's manufacturing facilities:

Manufacturing facility	Hourly employees	Collective bargaining agreement expiration date
Delta, British Columbia	15	March 31, 2024
Carbondale, Illinois	102	March 4, 2022
Chicago, Illinois	83	June 6, 2021
Marysville, Michigan	143	May 2, 2021
Carlstadt, New Jersey	30	June 30, 2020	(1)
Cornwall, Ontario	77	March 6, 2022
Toronto, Ontario	53	October 31, 2024
Menasha, Wisconsin	182	July 31, 2022
(1)    The Company and the union agreed to an indefinite extension due to the impact of COVID-19 on the timing of negotiations. Negotiations with the union are currently in progress.
Other than the strike at its Brantford, Ontario manufacturing facility in 2008, which is now closed, the Company has never experienced a work stoppage and it considers its employee relations to be satisfactory.

E.	SHARE OWNERSHIP
The following table sets out for each of the Directors and members of senior management the number of common shares of the Company owned or controlled by each, as of March 12, 2021.

Name	Number of Shares Owned	% of Shares Outstanding
Robert M. Beil	43,885	0.07%
Chris R. Cawston	6,300	0.01%
Jane Craighead	7,000	0.01%
Frank Di Tomaso	10,000	0.02%
Robert J. Foster	60,100	0.10%
Dahra Granovsky	6,929	0.01%
James Pantelidis	57,510	0.10%
Jorge N. Quintas	59,608	0.10%
Mary Pat Salomone	—	—
Melbourne F. Yull	1,734,629	2.94%
Gregory A.C. Yull	732,204	1.24%
Jeffrey Crystal	40,829	0.07%
Douglas Nalette	140,571	0.24%
Shawn Nelson	145,022	0.25%
Joseph Tocci	65,502	0.11%
The minimum share ownership requirement for directors who are not executive officers of the Company is to own a minimum of Shares or DSUs under the DSU Plan equivalent to five times the annual board member retainer fee within five years of joining the Board of Directors. If a director has satisfied the minimum share ownership requirement, he or she will continue to satisfy the minimum requirement notwithstanding a subsequent decrease in the market value of Shares. As of March 12, 2021, eight of the ten directors who are not executive officers of the Company are in compliance with the minimum share ownership requirement. Mr. Cawston and Ms. Craighead have until October 15, 2025 to comply with the minimum share ownership requirement.
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
As of March 12, 2021, all members of senior management are in compliance with the minimum share ownership requirement.
As of March 12, 2021, the Directors and senior management owned an aggregate of 3,110,089 common shares of the Company, being 5.3% of the issued and outstanding common shares of the Company. The common shares held by the Directors and senior management do not have different voting rights from those held by the other shareholders of the Company.

As of March 12, 2021, there were no outstanding option-based awards held by non-management Directors. The following table sets forth all vested and unvested outstanding options granted to the Company’s senior management through March 12, 2021:

Name	Number of options outstanding	Exercise price of options CDN$	Expiration date of options
Gregory A.C. Yull	160,000	12.04	6/5/2023
	160,000	12.55	3/17/2024
	117,194	21.76	3/13/2028
	176,395	17.54	3/28/2029
	776,993	7.94	3/25/2030
Jeffrey Crystal	31,431	21.76	3/13/2023
	47,818	17.54	3/28/2024
	181,060	7.94	3/25/2025
Douglas Nalette	16,640	21.76	3/13/2023
	25,316	17.54	3/28/2024
	95,855	7.94	3/25/2025
Shawn Nelson	16,640	21.76	3/13/2023
	25,316	17.54	3/28/2024
	95,855	7.94	3/25/2025
Joseph Tocci	16,640	21.76	3/13/2023
	25,316	17.54	3/28/2024
	95,855	7.94	3/25/2025
Item 7:Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS
As of March 12, 2021, to the knowledge of the Company, there were no shareholders who beneficially own, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company.
As of December 31, 2020, the number of record holders is estimated to be as follows: 20,091 in Canada, 826 in the US and 269 elsewhere. Of the 59,027,047 common shares issued and outstanding on December 31, 2020, such record holders are estimated to hold 33,318,635 (56.45%) shares in Canada, 21,654,211 (36.69%) shares in the US, and 4,054,200 (6.87%) shares elsewhere.
The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal person. There are no arrangements known to the Company that could result at a subsequent date in a change of control of the Company.

B.	RELATED PARTY TRANSACTIONS
To the knowledge of the Company, for the period from the beginning of 2020, none of its directors or officers or any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to the Company’s shares, any associate or affiliate of any such person, or any close member of any such person’s family, has any material interest in any transaction since the beginning of the last completed financial year or in any proposed transactions that has materially affected or will materially affect the Company or any of its affiliates.

C.	INTERESTS OF EXPERTS AND COUNSEL
Not Applicable.

Item 8:Financial Information

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards.

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The Consolidated Financial Statements of the Company for the years ended December 31, 2020, 2019, and 2018 include the following:

◦Management’s Responsibility for Consolidated Financial Statements

◦Management’s Report on Internal Control over Financial Reporting

◦Report of Independent Registered Public Accounting Firm

◦Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

◦Consolidated Financial Statements

•Consolidated Earnings

•Consolidated Comprehensive Income

•Consolidated Changes in Equity

•Consolidated Cash Flows

•Consolidated Balance Sheets

•Notes to Consolidated Financial Statements

Legal or Arbitration Proceedings
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually, or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole as of December 31, 2020.
Dividends
The Board of Directors of the Company adopted a Dividend Policy on August 14, 2012 providing for semi-annual dividend payments. On August 14, 2013, the Board of Directors modified the Company’s dividend policy to provide for quarterly dividend payments.
The following table sets forth the changes in the amount of the annualized dividend in the Company's Dividend Policy:

Date Approved by Board of Directors	Annualized Dividend Per Share Before Modifications	Annualized Dividend Per Share After Modification	Change in Annualized Dividend Per Share
July 7, 2014	USD$ 0.32	USD$ 0.48	50%
August 12, 2015	USD$ 0.48	USD$ 0.52	8.3%
August 10, 2016	USD$ 0.52	USD$ 0.56	7.7%
August 7, 2019	USD$ 0.56	USD$ 0.59	5.4%
November 11, 2020	USD$ 0.59	USD$ 0.63	6.8%
So long as the payments do not result in a violation of the Company’s covenants with its lenders, and subject to the provisions of the Canada Business Corporations Act relating to the declaration and payment of dividends, there are no other legal or contractual restrictions that would prevent the Company from paying dividends.
The following table sets forth the dividends paid for each of the years in the three-year period ended December 31, 2020:

Date Declared	Record Date	Date Paid	Amount per Share
March 7, 2018	March 20, 2018	March 30, 2018	USD$ 0.14
May 9, 2018	June 15, 2018	June 29, 2018	USD$ 0.14
August 10, 2018	September 14, 2018	September 28, 2018	USD$ 0.14
November 7, 2018	December 14, 2018	December 28, 2018	USD$ 0.14
March 12, 2019	March 22, 2019	March 29, 2019	USD$ 0.14
May 8, 2019	June 14, 2019	June 28, 2019	USD$ 0.14
August 7, 2019	September 16, 2019	September 30, 2019	USD$ 0.1475
November 8, 2019	December 16, 2019	December 30, 2019	USD$ 0.1475
March 12, 2020	March 23, 2020	March 31, 2020	USD$ 0.1475
May 12, 2020	June 15, 2020	June 30, 2020	USD$ 0.1475
August 12, 2020	September 15, 2020	September 30, 2020	USD$ 0.1475
November 11, 2020	December 16, 2020	December 31, 2020	USD$ 0.1575

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
Item 9:The Offer and Listing

A.	OFFER AND LISTING DETAILS
The Company sells its shares in Canada on the TSX under the trading symbol “ITP” and in the US on the OTC Pink Marketplace under the trading symbol “ITPOF”.

The Company has authorized an unlimited number of voting common shares without par value. The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares. As of December 31, 2020, there were 59,027,047 issued and outstanding common shares and no issued and outstanding preferred shares of the Company.

B.	PLAN OF DISTRIBUTION
Not Applicable.

C.	MARKETS
The Company sells its shares in Canada on the TSX under the trading symbol “ITP” and in the US on the OTC Pink Marketplace under the trading symbol “ITPOF”.

D.	SELLING SHAREHOLDERS
Not Applicable.

E.	DILUTION
Not Applicable.

F.	EXPENSES OF THE ISSUE
Not Applicable.

Item 10:Additional Information

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
2.The Directors of the Company may, when deemed expedient:

(a)borrow money upon the credit of the Company;

(b)issue debentures or other securities of the Company, and pledge or sell the same for such sums and at such prices as may be deemed expedient;

(c)notwithstanding the provisions of the Civil Code, hypothecate, mortgage or pledge the moveable or immoveable property, present or future, of the Company, to secure any such debentures, or other securities, or give part only of such guarantee for such purposes; and constitute the hypothec, mortgage or pledge above mentioned, by trust deed, or on any other manner; and

(d)mortgage, hypothecate, pledge or otherwise create a security interest in all or any moveable or personal, immoveable or real or other property of the Company, owned or subsequently acquired, to secure any obligation of the Company.
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
The following is a description of the material contracts the Company was a party to during the last two fiscal years ended December 31, 2020, regardless of when they were initially entered into by the Company, either directly or through one of its subsidiaries, and that are not in the ordinary course of the Company’s business:

•an Amended Executive Stock Option Plan. For a summary of this Plan which elapsed on June 4, 2018, please see Item 6.B in this 20-F. For a copy of the Amended Executive Stock Option Plan, see Exhibit 4.2 to this Form 20-F.

•a 2019 Executive Stock Option Plan. For a summary of this Plan which was approved on June 6, 2019, please see Item 6.B in this 20-F. For a copy of the 2019 Executive Stock Option Plan, see Exhibit 4.7 to this Form 20-F.

•an Amended Stock Appreciation Rights Plan. For a summary of this Plan, please see Item 6.B in this 20-F. There have been no SARs outstanding since December 31, 2018. The SAR Plan was terminated in 2020. For a copy of the Amended Stock Appreciation Rights Plan, as amended, see Exhibit 4.3 to this Form 20-F.

•an Amended and Restated Deferred Share Unit Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Amended and Restated Deferred Shared Unit Plan, see Exhibit 4.4 to this Form 20-F.

•an Amended and Restated Performance and Restricted Share Unit Plan. For a summary of this Plan, please see Item 6.B in this 20-F. For a copy of the Amended and Restated Performance and Restricted Shared Unit Plan, see Exhibit 4.5 to this Form 20-F.

•a 2018 Credit Facility Agreement dated June 14, 2018 with a syndicated lending group, led by Bank of America, N.A., as Administrative Agent and since amended on July 17, 2019. For a copy of the 2018 Revolving Credit Facility Agreement, as amended, see Exhibit 4.6 to this Form 20-F.

•the Senior Unsecured Notes issued under the indenture dated October 15, 2018 among certain guarantors and Regions Bank, as Trustee. On October 15, 2018, the Company completed its offering of $250.0 million 7.00% senior unsecured notes due in 2026 (the "Senior Unsecured Notes"). The offering of the Senior Unsecured Notes was effected by way of private placement sales in the United States and Canada pursuant to exemptions from the Securities Act of 1933 registration and prospectus requirements. The Senior Unsecured Notes bear interest at a rate of 7.00% per annum, payable semi-annually in cash in arrears on April 15 and October 15 of each year, beginning on April 15, 2019. The Senior Unsecured Notes mature on October 15, 2026. On or after October 15, 2021, the Company may redeem the Senior Unsecured Notes at its option, in whole or in part, on certain redemption dates and at certain redemption prices specified in the indenture, plus any accrued and unpaid interest. If the Company experiences a change of control, it may be required to offer to repurchase the Senior Unsecured Notes at a purchase price equal to 101% of their aggregate principal amount plus any accrued and unpaid interest up to, but excluding, the date of such repurchase. The indenture contains customary covenants that, among other things, limit the Company's ability to incur additional debt; pay dividends, redeem stock or make other distributions; enter into certain types of transactions with affiliates; incur liens on assets; make certain restricted payments and investments; engage in certain asset sales, including sale and leaseback transactions; agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Company; and merge, consolidate, transfer or dispose of substantially all assets. Certain of these covenants will be suspended if the Senior Unsecured Notes are assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services, Inc. For a copy of the Senior Unsecured Notes indenture, see Exhibit 2.3 to this Form 20-F.

•the 2015 Shareholders Rights Plan dated December 14, 2015 with CST Trust Company. The purpose of the 2015 Shareholders Rights Plan was to provide the Company’s Board of Directors with additional time, in the event of an unsolicited takeover bid, to develop and propose alternatives to the bid and negotiate with the bidder, as well as to ensure equal treatment of shareholders in the context of an acquisition of control made other than by way of an offer to all shareholders, and lessen the pressure on shareholders to tender a bid.

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

Under the policies of the TSX, the 2015 Shareholders Rights Plan was required to be ratified by the shareholders of the Company at a meeting held within six months following the adoption of the 2015 Shareholders Rights Plan, or otherwise the Company would have been required to immediately cancel the 2015 Shareholders Rights Plan and any rights issued thereunder would have been immediately redeemed or cancelled. On June 9, 2016, shareholders approved a resolution ratifying and approving the 2015 Shareholders Rights Plan, and on June 6, 2019, the

shareholders approved a resolution to ratify the continued existence of a Shareholders Rights Plan as discussed below. For a copy of the 2015 Shareholders Rights Plan, see Exhibit 2.1 to this Form 20-F.

•the 2019 Shareholders Rights Plan dated June 6, 2019 with AST Trust Company (Canada) (formerly CST Trust Company). On June 6, 2019, the shareholders approved a resolution to ratify the continued existence of a Shareholders Rights Plan between the Company and AST Trust Company (Canada) (formerly CST Trust Company), as rights agent. The 2019 Shareholders Rights Plan has the same terms as the 2015 Shareholders Rights Plan, including those discussed above, except AST Trust Company (Canada) (formerly CST Trust) is the rights agent and the Record Time is June 6, 2019. For a copy of the 2019 Shareholders Rights Plan, see Exhibit 2.2 to this Form 20-F.

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

(a)the acquisition of the Company’s common stock by a person in the ordinary course of that person’s business as a trader or dealer in securities;
(b)the acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and
(c)the acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through ownership of the Company’s common stock, remains unchanged.
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
Information for this Item is set forth in Note 24 to the 2020 audited consolidated financial statements under Item 18.

Item 12:	Description of Securities Other than Equity Securities

A.	Debt Securities
Not Applicable.

B.	Warrants and Rights
Not Applicable.

C.	Other Securities
Not Applicable.

D.	American Depositary Shares
None.

PART II

Item 13:Defaults, Dividend Arrearages and Delinquencies
None.

Item 14:Material Modifications to the Rights of Security Holders and Use of Proceeds
None.

Item 15:	Controls and Procedures
(a)    Disclosure Controls and Procedures. the Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) designed to ensure not only that information required to be disclosed in its reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, but also that information required to be disclosed by the Company is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The CEO and CFO of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2020. They concluded based on such evaluation that the Company’s disclosure controls and procedures were effective.
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
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 based on the criteria established in the “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020 based on those criteria.
The Company’s internal control over financial reporting as of December 31, 2020 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.
(c)    Attestation Report of Raymond Chabot Grant Thornton LLP. The Company’s independent auditors, Raymond Chabot Grant Thornton LLP, audited the annual consolidated financial statements included in this annual report and audited the Company’s internal control over financial reporting as of December 31, 2020 and included in the consolidated financial statements referenced in Item 18 of this Form 20-F its report on the Company’s internal control over financial reporting.
(d)    Changes in Internal Control Over Financial Reporting. There have been no changes in the Company’s internal control over financial reporting that occurred during 2020 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
Item 16:[RESERVED]

Item 16A:	Audit Committee Financial Expert
The Board of Directors of the Company has determined that it has at least two audit committee financial experts serving on its audit committee. Mr. Frank Di Tomaso, having over 45 years of experience in accounting and auditing, and Mr. Chris R. Cawston, having over 18 years of experience in accounting and finance, and having the attributes set forth in Paragraph 16A(b) of the General Instructions to Form 20-F, have been determined to be audit committee financial experts. Further, Mr. Di Tomaso and Mr. Cawston are “independent” as that term is defined by the TSX and Sarbanes-Oxley Act.

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
The following table sets forth the fees billed (in Canadian dollars) for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, the Company’s independent auditors, for the fiscal years ended December 31, 2020 and 2019:

	2020	2019
	$CDN	$CDN
Audit Fees	993,500	961,000
Audit-Related Fees	125,325	117,900
Tax Fees	45,893	278,828
Total Fees	1,164,718	1,357,728
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
(b) Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated interim unaudited financial statements and are not reported under the caption “Audit Fees” above. These services included consultations concerning financial accounting and reporting standards as well as services related to business acquisitions.
(c) Tax Fees. Tax fees were for the preparation of the Canadian subsidiaries’ income tax returns and assistance with questions in 2020 and 2019. In addition, tax fees in 2019 were for tax advice and tax planning which included assistance with questions regarding tax audits from the various taxation authorities in Canada and tax planning relating to common forms of domestic and international taxation.
(d) All Other Fees. The Company paid no other fees for services provided other than audit fees, audit-related fees and tax fees in 2019 and 2020 as described above.
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
    On July 23, 2020, the Company renewed its NCIB, under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2021. As of December 31, 2020, and March 12, 2021, 4,000,000 shares remained available for repurchase under the NCIB. The Company's previous NCIB, which allowed repurchases for cancellation up to 4,000,000 common shares, expired on July 22, 2020. During the year ended December 31, 2020, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

Item 16F:	Change in Registrant’s Certifying Accountant
Not Applicable.

Item 16G:	Corporate Governance
Not Applicable.

Item 16H:	Mine Safety Disclosure
Not Applicable.
PART III

Item 17:Financial Statements
Not Applicable.

Item 18:	Financial Statements
The consolidated financial statements required under Item 18 of this Form 20-F are attached hereto as Exhibit “A”.

Item 19:Exhibits
The Consolidated Financial Statements and the following exhibits are filed as part of this Annual Report on Form 20-F and are incorporated herein by reference.

A.	Consolidated Financial Statements

•Management’s Responsibility for Consolidated Financial Statements

•Management’s Report on Internal Control over Financial Reporting

•Report of Independent Registered Public Accounting Firm

•Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

•Consolidated Financial Statements for the years ended December 31, 2020, 2019 and 2018

◦Consolidated Earnings

◦Consolidated Comprehensive Income

◦Consolidated Changes in Equity

◦Consolidated Cash Flows

◦Consolidated Balance Sheets

◦Notes to Consolidated Financial Statements

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

2.3	Indenture, dated as of October 15, 2018, among the Company, certain guarantors, and Regions Bank, as Trustee, filed under 6-K on October 15, 2018, Film No. 181122845.

4.1	Description of Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 filed under 20-F on March 25, 2020, Film No. 20739967.

4.2
Amended Executive Stock Option Plan incorporated herein by reference to S-8 filed November 7, 2012, File No. 333-184797. Executive Stock Option Plan (as amended and consolidated to June 11, 2014) filed under 6-K on June 18, 2014, Film No. 14928713.

4.3	Stock Appreciation Rights Plan, as amended, filed under 20-F on March 31, 2016, Film No. 161541654.

4.4	Amended and Restated Deferred Share Unit Plan.

4.5	Amended and Restated Performance and Restricted Share Unit Plan, filed under 20-F on March 25, 2020, Film No. 20739967.

4.6	Credit Agreement filed under 6-K on June 19, 2018, Film No. 18906246. Amendment No. 1 to Credit Agreement and Limited Consent filed under 6-K on July 25, 2019, Film No. 19972669.

4.7	2019 Executive Stock Option Plan, filed under 20-F on March 28, 2019, Film No. 19709932.

8.1	A list of all of the Company’s significant subsidiaries is set forth in Item 4C of this Form 20-F.

10.1	During 2020, the Company was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR. The Company’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which the Company’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

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

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Human Resources and Compensation Committee Charter, as amended.

15.3	Audit Committee Charter, as amended filed under 20-F on March 25, 2020, Film No. 20739967.

15.4	Nominating Committee Charter, as amended.

15.5	Executive Committee Charter, as amended, filed under 20-F on March 25, 2020, Film No. 20739967.

15.6	Human Rights Policy Statement, as amended, filed under 20-F on March 25, 2020, Film No. 20739967.

15.7	Environmental, Social & Governance Committee Charter

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

                                Intertape Polymer Group Inc.

                                By: /s/ Gregory A.C. Yull
                                    Gregory A.C. Yull, Chief Executive Officer

Dated March 26, 2021

Intertape Polymer Group Inc.
Consolidated Financial Statements
December 31, 2020, 2019 and 2018

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
The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on May 13, 2020 to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Its reports indicating the scope of its audits and its opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 11, 2021

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
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 based on the criteria established in the “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2020 based on those criteria.
The Company’s internal control over financial reporting as of December 31, 2020 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 11, 2021

Report of Independent Registered
Public Accounting Firm

To the Shareholders and Directors of
Intertape Polymer Group Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Intertape Polymer Group Inc. (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2021 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the Company’s Audit Committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of the recoverability of the carrying value of goodwill and indefinite-lived intangible assets

As described in Note 13 to the financial statements, the Company evaluates the recoverability of the carrying value of goodwill and indefinite-lived intangible assets annually or when events or changes in circumstances indicate a potential impairment has occurred.

The Company exercises significant judgment in determining the recoverability of the carrying values split by cash-generating units (CGUs), which the Company has identified as the tapes and films CGU, Polyair CGU (tested in a group with tapes and films CGU), the engineered coated products CGU, the Nortech CGU and another CGU. In assessing the recoverability, the Company compares the carrying value to the recoverable amount based on the value in use, which is based on discounted cash flows for each CGU, which includes significant management judgment, including projected cash flows, growth rate and discount rate. We identified evaluation of the recoverability of the carrying values of goodwill and indefinite-lived intangible assets as a critical audit matter.

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

Our audit procedures related to the Company’s determination of their CGUs recoverable amounts included the following, among others:

–We tested the effectiveness of internal controls related to goodwill and indefinite lived intangible assets, including controls over the determination of value in use, such as management’s judgment in determining projected cash flows, growth rate and discount rate;

–We evaluated the reasonableness of the Company’s discounted cash flows by comparing projections to:

•historical values;

•industry data;

•current communicated business plans and approved budget;

–We used valuation specialists in evaluating the reasonableness of the valuation model used by the Company, including the assumptions such as growth rates and discount rates;

–We tested the completeness and accuracy of the underlying data used in the Company’s valuation model;

–We performed a sensitivity analysis on significant management assumptions used in the valuation model.

We have served as the Company’s auditor since 1981.

Montréal, Canada
March 11, 2021

Report of Independent Registered
Public Accounting Firm on Internal
Control over Financial Reporting

To the Shareholders and Directors of
Intertape Polymer Group Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Intertape Polymer Group Inc. (the "Company") as of December 31, 2020, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in the 2013 Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company as of December 31, 2020 and 2019 and for each of the three years in the period ended December 31, 2020 and our report dated March 11, 2021 expressed an unqualified opinion on those consolidated financial statements.

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

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Montréal, Canada
March 11, 2021

Intertape Polymer Group Inc.
Consolidated Earnings
Years ended December 31, 2020, 2019 and 2018
(In thousands of US dollars, except per share amounts)

	2020	2019	2018
	$	$	$
Revenue (Note 21)	1,213,028	1,158,519	1,053,019
Cost of sales	924,244	911,644	834,136
Gross profit	288,784	246,875	218,883
Selling, general and administrative expenses	157,486	136,674	122,466
Research expenses	11,196	12,527	12,024
	168,682	149,201	134,490
Operating profit before manufacturing facility closures, restructuring and other related charges	120,102	97,674	84,393
Manufacturing facility closures, restructuring and other related charges (Note 4)	4,328	5,136	7,060
Operating profit	115,774	92,538	77,333
Finance costs (income) (Note 3)
Interest	29,436	31,690	17,072
Other (income) expense, net	(6,238)	3,314	3,810
	23,198	35,004	20,882
Earnings before income tax expense	92,576	57,534	56,451
Income tax expense (benefit) (Note 5)
Current	25,595	17,195	934
Deferred	(6,474)	(885)	8,868
	19,121	16,310	9,802
Net earnings	73,455	41,224	46,649

Net earnings (loss) attributable to:
Company shareholders	72,670	41,216	46,753
Non-controlling interests	785	8	(104)
	73,455	41,224	46,649

Earnings per share attributable to Company shareholders (Note 6)
Basic	1.23	0.70	0.79
Diluted	1.22	0.70	0.79
The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Years ended December 31, 2020, 2019 and 2018
(In thousands of US dollars)

	2020	2019	2018
	$	$	$
Net earnings	73,455	41,224	46,649
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)	(2,027)	(3,057)	1,433
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 24)	—	(503)	(531)
Change in cumulative translation adjustments (2)	(3,028)	(7,798)	(153)
Net gain (loss) arising from hedge of a net investment in foreign operations (3) (Note 24)	5,724	10,235	(9,421)
Items that will be reclassified subsequently to net earnings	669	(1,123)	(8,672)
Remeasurement of defined benefit liability (4) (Note 20)	(480)	589	2,286
Items that will not be reclassified subsequently to net earnings	(480)	589	2,286
Other comprehensive income (loss)	189	(534)	(6,386)
Comprehensive income for the year	73,644	40,690	40,263
Comprehensive income (loss) for the year attributable to:
Company shareholders	73,006	40,783	40,828
Non-controlling interests	638	(93)	(565)
	73,644	40,690	40,263

(1)Presented net of deferred income tax benefit of $658 in 2020, $359 in 2019 and $463 in 2018.
(2)Presented net of deferred income tax expense of $281 in 2020, nil in 2019 and 2018.
(3)Presented net of deferred income tax expense of $764 in 2020, $45 in 2019 and nil in 2018.
(4)Presented net of deferred income tax (benefit) expense of ($216) in 2020, $173 in 2019, and $730 in 2018.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2018
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interest	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2017	58,799,910	350,759	17,530	(15,057)	1,588	(13,469)	(106,687)		248,133	6,589	254,722
Transactions with owners
Exercise of stock options (Note 18)	67,500	618							618		618
Change in excess tax benefit on exercised share-based awards (Note 5)		7	(7)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			(737)						(737)		(737)
Share-based compensation (Note 18)			467				(472)	(6)	(5)		(5)
Share-based compensation expense credited to capital on options exercised (Note 18)		179	(179)						—		—
Repurchases of common shares (Note 18)	(217,100)	(1,296)					(1,263)		(2,559)		(2,559)
Dividends on common shares (Note 18)							(32,943)		(32,943)		(32,943)
	(149,600)	(492)	(456)				(34,678)		(35,626)		(35,626)
Net earnings (loss)							46,753		46,753	(104)	46,649
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)					1,433	1,433			1,433		1,433
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 24)					(531)	(531)			(531)		(531)
Remeasurement of defined benefit liability (2) (Note 20)							2,286		2,286		2,286
Change in cumulative translation adjustments				308		308			308	(461)	(153)
Net loss arising from hedge of a net investment in foreign operations (Note 24)				(9,421)		(9,421)			(9,421)		(9,421)
				(9,113)	902	(8,211)	2,286		(5,925)	(461)	(6,386)
Comprehensive (loss) income for the year				(9,113)	902	(8,211)	49,039		40,828	(565)	40,263

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total equity attributable to Company shareholders	Non- controlling interest	Total equity
Non-controlling interest arising from investment in Polyair (3)									421	421
Capital transactions with non-controlling shareholders of Capstone (4)									11,102	11,102
Recognition of non-controlling interest put options arising from the Capstone Acquisition (Note 24)							(10,888)	(10,888)		(10,888)
Derecognition of call option redemption liability related to Powerband (5)							1,434	1,434		1,434
Acquisition of the non-controlling interest of Powerband (5)							5,966	5,966	(5,966)	—
Balance as of December 31, 2018	58,650,310	350,267	17,074	(24,170)	2,490	(21,680)	(95,814)	249,847	11,581	261,428

(1)Presented net of deferred income tax benefit of $463.
(2)Presented net of deferred income tax expense of $730.
(3)As part of the acquisition of Polyair Inter Pack Inc. (“Polyair”), on August 3, 2018, the Company indirectly obtained a controlling 50.1% interest in the Polyair subsidiary GPCP Inc.
(4)On May 11, 2018, the Company, through its partially owned subsidiary Capstone Polyweave Private Limited ("Capstone"), acquired substantially all of the assets and assumed certain liabilities of Airtrax Polymers Private Limited and on August 20, 2018, the Company acquired additional existing and newly-issued shares of Capstone as part of the same overall transaction. As a result of these transactions,and the impacts on the non-controlling interest's share of ownership, the Company recorded an $11.1 million increase to equity attributable to non-controlling interests.
(5)On November 16, 2018, the Company closed on the exercised call option to acquire the outstanding 26% interest in Powerband Industries Private Limited ("Powerband"), which resulted in the full derecognition of the previously recorded call option redemption liability. Upon derecognition of the call option redemption liability, and to account for the difference between the agreed-upon share purchase price of $9.9 million and the recorded liability of $12.7 million, a $1.4 million increase in equity was recorded on the consolidated balance sheet as of December 31, 2018 and a $1.4 million foreign exchange gain was recorded in consolidated earnings in finance costs (income) in other (income) expense, net.
(6)Presented net of income tax benefit of $126.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2019
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit		Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$		$	$	$
Balance as of December 31, 2018	58,650,310	350,267	17,074	(24,170)	2,490	(21,680)	(95,814)		249,847	11,581	261,428
Transactions with owners
Exercise of stock options (Note 18)	359,375	3,278							3,278		3,278
Change in excess tax benefit on exercised share-based awards (Note 5)		38	(38)						—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			21						21		21
Share-based compensation (Note 18)			701				(56)	(4)	645		645
Share-based compensation expense credited to capital on options exercised (Note 18)		976	(976)						—		—
Dividends on common shares (Note 18)							(33,834)		(33,834)		(33,834)
	359,375	4,292	(292)				(33,890)		(29,890)		(29,890)
Net earnings							41,216		41,216	8	41,224
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)					(3,057)	(3,057)			(3,057)		(3,057)
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 24)					(503)	(503)			(503)		(503)
Remeasurement of defined benefit liability (2) (Note 20)							589		589		589
Change in cumulative translation adjustments				(7,697)		(7,697)			(7,697)	(101)	(7,798)
Net gain arising from hedge of a net investment in foreign operations (3) (Note 24)				10,235		10,235			10,235		10,235
				2,538	(3,560)	(1,022)	589		(433)	(101)	(534)
Comprehensive income (loss) for the year				2,538	(3,560)	(1,022)	41,805		40,783	(93)	40,690
Balance as of December 31, 2019	59,009,685	354,559	16,782	(21,632)	(1,070)	(22,702)	(87,899)		260,740	11,488	272,228

(1)Presented net of deferred income tax benefit of $359.
(2)Presented net of deferred income tax expense of $173.
(3)Presented net of deferred income tax expense of $45.
(4)Presented net of income tax benefit of $3.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2020
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2019	59,009,685	354,559	16,782	(21,632)	(1,070)	(22,702)	(87,899)	260,740	11,488	272,228
Transactions with owners
Exercise of stock options (Note 18)	17,362	271						271		271
Change in excess tax benefit on outstanding share-based awards (Note 5)			5,306					5,306		5,306
Share-based compensation (Note 18)			738					738		738
Share-based compensation expense credited to capital on options exercised (Note 18)		50	(50)					—		—
Dividends on common shares (Note 18)							(35,405)	(35,405)		(35,405)
	17,362	321	5,994				(35,405)	(29,090)		(29,090)
Net earnings							72,670	72,670	785	73,455
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)					(2,027)	(2,027)		(2,027)		(2,027)
Remeasurement of defined benefit liability (2) (Note 20)							(480)	(480)		(480)
Change in cumulative translation adjustments (3)				(2,881)		(2,881)		(2,881)	(147)	(3,028)
Net gain arising from hedge of a net investment in foreign operations (4) (Note 24)				5,724		5,724		5,724		5,724
				2,843	(2,027)	816	(480)	336	(147)	189
Comprehensive income (loss) for the period				2,843	(2,027)	816	72,190	73,006	638	73,644
Dividend paid to non-controlling interest in GPCP Inc.									(100)	(100)
Balance as of December 31, 2020	59,027,047	354,880	22,776	(18,789)	(3,097)	(21,886)	(51,114)	304,656	12,026	316,682

(1)Presented net of deferred income tax benefit of $658.
(2)Presented net of deferred income tax benefit of $216.
(3)Presented net of deferred income tax expense of $281.
(4)Presented net of deferred income tax expense of $764.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Years ended December 31, 2020, 2019 and 2018
(In thousands of US dollars)

	2020	2019	2018
	$	$	$
OPERATING ACTIVITIES
Net earnings	73,455	41,224	46,649
Adjustments to net earnings
Depreciation and amortization	63,840	61,415	44,829
Income tax expense	19,121	16,310	9,802
Interest expense	29,436	31,690	17,072
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges	596	799	6,136
Impairment of inventories	1,179	2,877	716
Share-based compensation expense (Note 18)	22,879	501	1,914
Pension and other post-retirement expense related to defined benefit plans	2,057	2,073	2,695
Contingent consideration liability fair value adjustment (Note 24)	(11,005)	—	—
Loss (gain) on foreign exchange	38	(790)	1,933
Other adjustments for non-cash items	3,338	4,823	928
Income taxes paid, net	(24,610)	(11,995)	(1,577)
Contributions to defined benefit plans	(1,129)	(1,261)	(13,802)
Cash flows from operating activities before changes in working capital items	179,195	147,666	117,295
Changes in working capital items
Trade receivables	(25,947)	(3,893)	(9,660)
Inventories	(4,742)	4,341	(30,388)
Other current assets	383	127	(6,523)
Accounts payable and accrued liabilities and share-based compensation settlements	29,014	(11,571)	19,215
Provisions	1,682	(1,658)	859
	390	(12,654)	(26,497)
Cash flows from operating activities	179,585	135,012	90,798
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired (Note 19)	(35,704)	—	(165,763)
Purchases of property, plant and equipment	(45,828)	(48,165)	(75,781)
Purchase of intangible assets	(1,854)	(2,259)	(1,558)
Other investing activities	579	1,508	(173)
Cash flows from investing activities	(82,807)	(48,916)	(243,275)
FINANCING ACTIVITIES
Proceeds from borrowings	302,031	190,673	991,917
Repayment of borrowings and lease liabilities	(325,881)	(225,902)	(762,622)
Payments of debt issue costs	—	(70)	(7,862)
Interest paid	(28,764)	(32,934)	(10,901)
Proceeds from exercise of stock options	271	3,278	618
Repurchases of common shares	—	(329)	(2,160)
Dividends paid	(35,386)	(33,992)	(32,776)
Dividends paid to non-controlling interest in GPCP Inc.	(100)	—	—
Acquisition of non-controlling interest in Powerband through settlement of call option	—	—	(9,869)
Cash outflow from capital transactions with non-controlling interest in Capstone	—	—	(2,630)
Other financing activities	—	411	452
Cash flows from financing activities	(87,829)	(98,865)	164,167
Net increase (decrease) in cash	8,949	(12,769)	11,690
Effect of foreign exchange differences on cash	471	1,165	(2,132)
Cash, beginning of year	7,047	18,651	9,093
Cash, end of year	16,467	7,047	18,651
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	December 31, 2020	December 31, 2019
	$	$
ASSETS
Current assets
Cash	16,467	7,047
Trade receivables (Note 24)	162,235	133,176
Inventories (Note 7)	194,516	184,937
Other current assets (Note 8)	21,048	22,287
	394,266	347,447
Property, plant and equipment (Note 9)	415,214	415,311
Goodwill (Note 11)	132,894	107,677
Intangible assets (Note 12)	124,274	115,049
Deferred tax assets (Note 5)	29,677	29,738
Other assets (Note 10)	13,310	10,518
Total assets	1,109,635	1,025,740

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	180,446	145,051
Share-based compensation liabilities, current (Note 18)	17,769	4,948
Provisions, current (Note 16)	4,222	1,766
Borrowings and lease liabilities, current (Notes 14 and 15)	26,219	26,319
	228,656	178,084
Borrowings and lease liabilities, non-current (Notes 14 and 15)	463,745	482,491
Pension, post-retirement and other long-term employee benefits (Note 20)	19,826	17,018
Share-based compensation liabilities, non-current (Note 18)	13,664	4,247
Non-controlling interest put options (Note 24)	15,758	13,634
Deferred tax liabilities (Note 5)	34,108	46,669
Provisions, non-current (Note 16)	2,430	3,069
Other liabilities (Note 17)	14,766	8,300
Total liabilities	792,953	753,512
EQUITY
Capital stock (Note 18)	354,880	354,559
Contributed surplus (Note 18)	22,776	16,782
Deficit	(51,114)	(87,899)
Accumulated other comprehensive loss	(21,886)	(22,702)
Total equity attributable to Company shareholders	304,656	260,740
Non-controlling interests	12,026	11,488
Total equity	316,682	272,228
Total liabilities and equity	1,109,635	1,025,740
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Consolidated Financial Statements
December 31, 2020
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
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2020 and 2019, as well as its consolidated earnings, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2020. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars and are rounded to the nearest thousands, except for per share amounts.
The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 11, 2021.
New Standards adopted as of January 1, 2020
On March 29, 2018, the IASB issued its revised Conceptual Framework for Financial Reporting ("Conceptual Framework"). This replaces the previous version of the Conceptual Framework issued in 2010. The revised Conceptual Framework became effective on January 1, 2020. The revised Conceptual Framework does not constitute a substantial revision from the previously effective guidance but does provide additional guidance on topics not previously covered such as presentation and disclosure, revised definitions of an asset and a liability, as well as new guidance on measurement and derecognition. There was no material impact to the Company’s financial statements as a result of adopting the revised Conceptual Framework.

On September 26, 2019, the IASB published Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to modify specific hedge accounting requirements so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark on which the hedged cash flows and cash flows of the hedging instrument are based is not altered as a result of interest rate benchmark reform. The amendments became effective on January 1, 2020. There was no material impact to the Company’s financial statements as a result of adopting Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) due to the application of the amendments by the Company in the following ways:

•The Company has floating rate debt, linked to the London Inter-bank Offered Rate ("LIBOR"), which it cash flow hedges using interest rate swaps (refer to Note 24 for additional information on the Company's interest rate swaps). The amendments permit continuation of hedge accounting even though there is uncertainty about the timing and amount of the hedged cash flows due to the interest rate benchmark reforms.

•The Company will retain the cumulative gain or loss in the cash flow hedge reserve for designated cash flow hedges that are subject to interest rate benchmark reforms even though there is uncertainty arising from the interest rate benchmark reform with respect to the timing and amount of the cash flows of the hedged items. Should the Company consider the hedged future cash flows are no longer expected to occur due to reasons other than interest rate benchmark reform, the cumulative gain or loss will be immediately reclassified to profit or loss.

Other pronouncements and amendments
In the current year, the Company has applied a number of other amendments to IFRS and Interpretations issued by the IASB that are effective for annual periods beginning on or after January 1, 2020. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

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

On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which includes narrow-scope amendments to IAS 1 Presentation of Financial Statements. The objective of the amendments is to clarify how to classify debt and other liabilities as current or non-current depending on the rights that exist at the end of the reporting period. The amendments include clarification of the classification requirements for debt a company could settle by converting it into equity. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 14, 2020, the IASB published Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16), which prohibits deducting amounts received from selling items produced while preparing the asset for its intended use from the cost of property, plant and equipment. Instead, such sales proceeds and related costs will be recognized in earnings. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 14, 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies the costs a Company can include when assessing whether a contract will be loss-making. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 14, 2020, the IASB published Annual Improvements to IFRS Standards 2018 - 2020, which amends IFRS 1, IFRS 9, and the Illustrative Examples accompanying IFRS 16. These are minor amendments that clarify, simplify or remove redundant wordings in the standards. The amendments are effective on January 1, 2022. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 28, 2020, the IASB published Covid-19-Related Rent Concessions (Amendment to IFRS 16), which amends IFRS 16, Leases, to provide lessees with a practical expedient that relieves lessees from assessing whether a COVID-19-related rent concession is a lease modification. The amendments are effective for annual reporting periods beginning on or after June 1, 2020 and will be applied retrospectively. Management has completed its analysis of the guidance and does not currently expect it to materially impact the Company’s financial statements.

On August 27, 2020, the IASB published Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7 and IFRS 16) in response to the ongoing reform of interest rate benchmarks around the world. The objective of the amendments is to support the application of the requirements of IFRS Standards when changes are made to contractual cash flows or hedging relationships as a result of the transition to an alternative benchmark interest rate. The amendments are effective on January 1, 2021 and will be applied retrospectively. Management has completed its analysis of the guidance and has determined that this amendment does not materially impact the Company’s financial statements.

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
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2 - Share-based Payment, leasing transactions that are within the scope of IFRS 16 - Leases, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 - Inventories or value in use in IAS 36 - Impairment of Assets.

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

Details of the Parent Company’s subsidiaries are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held as of:
			December 31, 2020	December 31, 2019
Better Packages, Inc.	Manufacturing	United States	100%	100%
Capstone Polyweave Private Limited	Manufacturing	India	55%	55%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%	100%
GPCP, Inc.	Manufacturing	United States	50.1%	50.1%
Intertape Polymer Corp.	Manufacturing	United States	100%	100%
Intertape Polymer Europe GmbH	Distribution	Germany	100%	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%	100%
Intertape Polymer Japan GK	Distribution	Japan	100%	100%
Intertape Polymer Woven USA Inc.	Manufacturing	United States	100%	100%
Intertape Woven Products Services, S.A. de C.V.	Non-operating	Mexico	100%	100%
Intertape Woven Products, S.A. de C.V.	Non-operating	Mexico	100%	100%
IPG (US) Holdings Inc.	Holding	United States	100%	100%
IPG (US) Inc.	Holding	United States	100%	100%
IPG Mauritius Holding Company Ltd	Holding	Mauritius	100%	100%
IPG Mauritius II Ltd	Holding	Mauritius	100%	100%
IPG Mauritius Ltd	Holding	Mauritius	100%	100%
Polyair Canada Limited	Manufacturing	Canada	100%	100%
Polyair Corporation	Manufacturing	United States	100%	100%
Powerband Industries Private Limited	Manufacturing	India	100%	100%
Spuntech Fabrics Inc.	Holding	Canada	100%	100%

Business Acquisitions

The Company applies the acquisition method of accounting for business acquisitions. The consideration transferred by the Company to obtain control of a subsidiary, or a group of assets that qualifies as a business, is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred, and the equity interests issued by the Company. Acquisition costs are expensed as incurred.

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

When the consideration transferred by the Company in a business combination includes a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the total consideration transferred in a business combination. Changes in fair value of the contingent consideration that qualify as measurement period adjustments are made retrospectively, with corresponding adjustments against goodwill. Changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments are made in the current period, with corresponding adjustments recognized in earnings.

Refer to Note 19 for more information regarding business acquisitions.

Non-controlling Interests

Non-controlling interests represent the equity in subsidiaries that are not attributable, directly or indirectly, to the Parent Company. A non-controlling interest is initially recognized as the proportionate share of the identifiable net assets of the subsidiary on the date of its acquisition and is subsequently adjusted for the non-controlling interest’s share of the acquired subsidiary’s earnings and any changes to capital, including dividends paid to the non-controlling interest, as well as changes in foreign currency exchange rates where applicable.
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
For the purpose of presenting consolidated financial statements, all assets, liabilities and transactions of entities with a functional currency other than the US dollar are translated to US dollars upon consolidation. On consolidation, assets and liabilities have been translated to US dollars using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at each month-end’s average exchange rate. The resulting translation adjustments are recognized in other consolidated comprehensive income (loss) ("OCI") and accumulated in a foreign exchange translation reserve (attributed to non-controlling interests as appropriate).
When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in earnings as part of the gain or loss on sale. When there is no reduction in the ownership percentage, exchange differences recorded in equity will remain in equity until the foreign operation is partially or fully disposed of or sold.
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
Foreign exchange gains or losses arising on settlement or translation of monetary items are recognized in earnings in finance costs (income) - other (income) expense, net in the period in which they arise, except (i) when deferred in OCI as a qualifying hedge (refer to Note 24) or (ii) exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future (therefore forming part of the net investment in the foreign operation) which is recognized in OCI until disposal or partial disposal of the net investment at which time it is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on qualifying hedges are also recognized in OCI.
Segment Reporting
The Company operates in various geographic locations and develops, manufactures and sells a variety of products to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics. The Company’s decisions about resources to be allocated are predominantly determined as a whole based on the Company’s operational, management and reporting structure. The chief operating decision maker primarily assesses the Company’s performance as a single reportable segment.

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
Revenue is recognized at the transaction price that the Company expects to be entitled. In determining the transaction price, the Company considers the effects of variable consideration. The main sources of variable consideration for the Company are customer rebates and cash discounts. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible consideration outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. Because the Company serves numerous markets, the sales incentive programs offered vary across businesses, but the most common incentive relates to amounts paid or credited to customers for achieving defined volume levels or growth objectives. There are no material instances where variable consideration is constrained and not recorded at the initial time of sale.
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
Government Grants

Grants from governments are recognized at their fair value when there is a reasonable assurance that the grant will be received and / or earned, and any specified conditions will be met. Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in profit or loss in the period in which they become receivable.

Grants received in relation to the purchase and construction of plant and equipment are included in non-current liabilities as deferred income in other liabilities and are recognized in earnings on a straight-line basis over the estimated useful life of the related asset.

The benefit of a government loan at a below-market rate of interest is treated as a government grant, measured as the difference between proceeds received and the fair value of the loan based on prevailing market interest rates.

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
Stock appreciation rights
The stock appreciation rights ("SARs") expense is determined based on the fair value of the liability at the end of the reporting period. The expense is recognized over the vesting period. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings statement. The total amount of expense recognized over the life of the awards will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled. The SARs plan was terminated in 2020.
Deferred share units
Deferred share units ("DSUs") are settled in cash only and, as a result, the corresponding liability is remeasured to fair value at the end of each reporting period. The fair value of DSUs is based on the volume weighted average trading price ("VWAP") of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the end of each reporting period. As a result, the amount of expense recognized can vary due to changes in the stock price from period to period until the DSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. Generally, unless the participant has made a specific election to defer the settlement of DSUs to the calendar year following their separation from service, the DSU liabilities are classified as current as the Company does not have an unconditional right to defer settlement of the liabilities for at least twelve months after the reporting period end date.
On December 7, 2020, the Board of Directors approved amendments that, among other things: (i) provide for vesting of future annual DSU grants over a service period; and (ii) allow participants to elect to receive settlement of their DSUs in the calendar year that their services end or in the following calendar year in accordance with, and to extent permitted by, applicable tax rules. DSUs granted prior to this amendment: (i) were expensed immediately if received as part of an annual grant; and (ii) for US directors, will be settled in the calendar year in which their services end. DSUs granted subsequent to this amendment and as part of an annual grant are expensed as earned over the service period. DSUs received in lieu of cash for directors’ fees continue to be expensed as earned over the service period.

Performance share units
Performance share unit ("PSUs") are settled in cash only and, as a result, the corresponding liability is remeasured to fair value at the end of each reporting period.
PSUs granted during the three years ending December 31, 2020 are subject to market (50 percent) and non-market performance conditions (50 percent) as well as a time-based vesting condition. Accordingly, the fair value of such PSUs is based 50 percent on a Monte Carlo valuation model at each reporting date and 50 percent on the Company's VWAP of common shares on the TSX for the five consecutive trading days immediately preceding the reporting period end multiplied by the number of PSUs expected to vest based on estimated achievement of non-market performance criteria at the reporting period end. Expense is recognized over the vesting period. As a result, the amount of expense recognized can vary due to changes in the model variables, stock price and estimated achievement of non-market performance criteria, from period to period, until the PSUs are settled, expire or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. The cash payment at settlement is calculated based on the number of settled PSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
PSUs granted prior to December 31, 2017 which settled during the three years ending December 31, 2020 were subject only to a market performance condition (100 percent) and time-based vesting condition.
Restricted share units
Restricted share units ("RSUs") are settled in cash only and, as a result, the corresponding liability is remeasured to fair value at the end of each reporting period. The fair value of RSUs is based on the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the end of each reporting period. The RSUs are expensed over the vesting period. As a result, the amount of expense recognized can vary due to changes in the stock price from period to period until the RSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. The cash payment at settlement is calculated based on the number of settled RSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
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
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. A provision is recognized for those matters for which the tax determination is uncertain, but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgment of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice. As of December 31, 2020 and 2019, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized.
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
Earnings Per Share
Basic earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock option activity and common shares repurchased.
Diluted earnings per share is calculated by dividing the net earnings attributable to Company shareholders by the weighted average number of common shares outstanding during the period, including the effect of stock option activity and common shares repurchased and for the effects of all dilutive potential outstanding stock options.
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

Classification and initial measurement of financial assets

The Company’s financial assets consist of cash, trade receivables, and supplier rebates and other receivables.

Financial assets, other than those designated and effective as hedging instruments, are classified at initial recognition as either:

•measured at amortized cost,
•fair value through earnings, or
•fair value through OCI.

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

Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price determined under IFRS 15 - Revenue from Contracts with Customers. Refer to the accounting policies discussed above in Revenue Recognition.

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

Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as fair value through earnings):

•the financial asset is held within a business model whose objective is to hold the financial assets and collect its contractual cash flows
•the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.

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
The Company applies a simplified approach for calculating expected credit losses for trade and other receivables. The Company recognizes a loss allowance based on lifetime expected credit losses at each reporting date. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Company uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix. The Company assesses impairment of trade receivables on a collective basis as they possess shared credit risk characteristics and have been grouped based on the days past due. Refer to Note 24 for a detailed analysis of how the impairment requirements of IFRS 9 - Financial Instruments ("IFRS 9") are applied.
Classification and measurement of financial liabilities
The Company’s financial liabilities include accounts payable and accrued liabilities (excluding employee benefits and taxes payable), borrowings (excluding lease liabilities), non-controlling interest put options, and interest rate swap agreements.
Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Company designated a financial liability at fair value through earnings. Subsequently, financial liabilities are measured at amortized cost using the effective interest method, except for derivatives and financial liabilities designated at fair value through earnings. The Company's accounts payable and accrued liabilities (excluding employee benefits and taxes payable) and borrowings (excluding lease liabilities) fall into this category of financial instruments.
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
All interest-related charges for financial liabilities measured at amortized cost are recognized in earnings in finance costs. Discounting is omitted where the effect of discounting is immaterial.
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
For the purpose of hedge accounting, hedges are classified as:
•fair value hedges when hedging the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment;
•cash flow hedges when hedging the exposure to variability in cash flows that is either attributable to a particular risk associated with a recognized asset or liability or a highly probable forecast transaction or the foreign currency risk in an unrecognized firm commitment; or
•hedges of a net investment in foreign operations.
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
At inception of a hedge relationship and at each subsequent reporting date, the Company evaluates if the hedging relationship qualifies for hedge accounting under IFRS 9, which requires the following conditions to be met:
•there is an economic relationship between the hedged item and the hedging instrument;
•the effect of credit risk does not dominate the value changes that result from that economic relationship; and
•the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

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
Inventories are measured at the lower of cost or net realizable value.
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
Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation, accumulated impairment losses and the applicable investment tax credits earned. The cost of an item of property, plant and equipment, excluding leases which are discussed in the Leases section below, comprises its purchase price or manufacturing cost, including any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs and the initial estimate of the costs of dismantling and removing the item and restoring the leased site on which it is located.

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
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business acquisitions. Goodwill is carried at cost less any accumulated impairment losses.
Intangible Assets

Intangible assets acquired separately
When intangible assets are purchased separately, the cost is comprised of the purchase price and any directly attributable cost of preparing the asset for its intended use. Intangible assets with finite lives are carried at cost less accumulated amortization and accumulated impairment losses.
Intangible assets with indefinite lives that are acquired separately are carried at cost less accumulated impairment losses. The Company has trademarks and trade names which are identifiable intangible assets for which the expected useful life is indefinite. The trademarks and trade names represent the value of brand names primarily acquired in business acquisitions, which management expects will provide benefits to the Company for an indefinite period.

When intangible assets are purchased with a group of assets, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase.

Internally generated intangible assets
An internally-generated intangible asset arising from development (or from the development phase of an internal project) is recognized if, and only if, all of the following conditions have been demonstrated:

• the technical feasibility of completing the intangible asset so that it will be available for use or sale;
• the intention to complete the intangible asset and use or sell it;
• the ability to use or sell the intangible asset;
• the ways in which the intangible asset can generate probable future economic benefits;
• the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
• the ability to measure reliably the expenditure attributable to the intangible asset during its development.
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

Amortization is recognized using the straight-line method over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6 to 15
Customer lists, license agreements and software	1 to 20
Patents and trademarks being amortized	2 to 13
Non-compete agreements	3 to 10
The amortization methods, useful lives and residual values related to intangible assets are reviewed at each reporting date, or more frequently when there is an indication that they have changed and adjusted if necessary, with the effect of any changes in estimate being accounted for on a prospective basis. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.
An intangible asset is derecognized on disposal, or when no future economic benefits are expected from use. The gain or loss on disposal is determined as the difference between the net disposal proceeds and the carrying amount of the asset and is recognized in earnings in the expense category consistent with the function of the intangible asset.
Impairment Testing of Long-Lived Assets

At each reporting date, the Company reviews the carrying amounts of its intangible assets, goodwill and property, plant and equipment to determine whether there is any indication that those assets have suffered any impairment loss. If any such indication exists, or when required annual impairment testing is performed on intangible assets including software applications in development and not yet available for use and trademark and trade names with indefinite useful lives, the recoverable amount of the asset is estimated to determine the extent of the impairment loss, if any exists.

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows, known as a "cash-generating unit" or "CGU". The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs. Goodwill is allocated to those CGUs that are expected to benefit from synergies of related business acquisitions and that represent the lowest level within the group at which management monitors goodwill.
The recoverable amount is the higher of its value in use and its fair value less costs of disposal. To determine the value in use, management estimates the expected future cash flows from each CGU and determines a suitable discount rate in order to calculate the present value of those cash flows. Fair value in this case represents the price that would be received to sell an asset or CGU in an orderly transaction between market participants, less the associated costs of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the associated corresponding property, plant and equipment or intangible asset. Impairment losses recognized with respect to CGUs are allocated first to reduce the carrying amount of any goodwill allocated to that CGU, and then to reduce the carrying amounts of other assets within the unit or group of units on a pro rata basis applied to the carrying amount of each asset in the unit or group of units.
With the exclusion of goodwill whose impairment losses may not be reversed, an assessment is made at each reporting date as to whether there is any indication that previously recognized asset impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset and, if appropriate, record a partial or entire reversal of the previously recognized impairment. Upon such reversal, the adjusted carrying amount of the asset will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.
Goodwill is subject to impairment testing at least annually, or more frequently if events or changes in circumstances indicate the carrying amount may be impaired. Goodwill is considered to be impaired when the carrying amount of the CGU or group of CGUs to which the goodwill has been allocated exceeds its fair value. Any resulting impairment loss would be recognized in the statement of earnings.
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
When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, and if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably, a receivable is recognized as an asset.
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
Defined contribution plans
A defined contribution plan is a post-retirement benefit plan under which the Company pays fixed contributions into a separate entity and to which it will have no legal or constructive obligation to pay future amounts. The Company contributes to several state plans, multi-employer plans, retirement savings plans and insurance funds for individual employees that are considered defined contribution plans. Contributions to defined contribution pension plans are recognized as an employee benefit expense in consolidated earnings in the periods during which services are rendered by employees.
Defined benefit plans
A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. For defined benefit pension plans, other post-retirement benefit plans and other long-term employee benefit plans, the benefits expense and the related obligations are actuarially determined on a quarterly basis by independent qualified actuaries using the projected unit credit method when the effects of discounting are material.
The asset or liability related to a defined benefit plan recognized in the consolidated balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for the asset ceiling and minimum funding liabilities. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows. Discount rates are determined close to each period-end by reference to market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity approximating the terms of the related pension benefit obligation.
Current service cost is recognized as an employee benefit expense in consolidated earnings in the periods during which services are rendered by employees and is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan's active participants. Net interest expense is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. Net interest expense is recognized as an employee benefit expense in consolidated earnings. Past service costs are recognized as an expense in consolidated earnings immediately following the introduction of, or changes to, a pension plan. Gains and losses on settlement of a defined benefit plan are recognized in consolidated earnings when the settlement occurs. Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling, the effect of minimum funding requirements and the return on plan assets (excluding amounts included in net interest expense) are recognized immediately in OCI, net of income taxes, and in deficit.
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
Leases

The Company adopted IFRS 16 Leases as of January 1, 2019 using the modified retrospective approach and therefore comparative information for the year ended December 31, 2018 is still reported under IAS 17 Leases and IFRIC 4 Determining whether an Arrangement contains a Lease.

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
Critical Accounting Judgments, Estimates and Assumptions
The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below.
Beginning in December 2019, a new strain of the coronavirus (COVID-19) has been spreading rapidly through the world, including the United States, Canada, India and Europe (where, collectively, significant portions of the Company’s operations are located and its sales occur). As of late, variants of COVID-19 have been reported in certain countries, including the United States. The impact of the virus varies from region to region and from week to week. The Company is closely monitoring the impacts of the COVID-19 pandemic as a trigger for changes in critical accounting judgments, estimates and assumptions.

As of December 31, 2020, and as a result of the impact of COVID-19, the Company recorded (i) a fair value adjustment to its contingent consideration related to the acquisition of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (refer to Note 19 for more information on the Company's acquisition and Note 24 for more information on the Company's contingent consideration liability) and (ii) certain termination benefits related to a restructuring plan the Company initiated in response to COVID-19 uncertainties (refer to Note 4 for more information on manufacturing facility closures, restructuring and other related charges). There were no other material impairments, changes to allowance for credit losses, restructuring charges or other changes in critical accounting judgments, estimates and assumptions that it can directly attribute to COVID-19 or otherwise. Refer to Note 13 for more information regarding asset impairment testing.
There continues to be significant macroeconomic uncertainty, and the Company expects the COVID-19 pandemic will likely have a materially negative impact on the global economy into 2021 and perhaps beyond. Given the dynamic nature of the pandemic (including its duration and the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.
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
Estimation Uncertainty
Impairments
At the end of each reporting period, the Company performs a test of impairment on assets subject to depreciation and amortization if there are indicators of impairment. CGUs containing goodwill or intangible assets having indefinite useful lives are tested at least annually, regardless of the existence of impairment indicators. An impairment loss is recognized when the carrying value of an asset or CGU exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The value in use is based on estimated discounted net future cash inflows, which are derived from management's financial forecast models of the estimated remaining useful life of the asset or CGU, and do not include restructuring activities to which the Company is not yet formally committed, nor any anticipated significant future investments expected to enhance the performance of the asset or CGU being tested. The calculated value in use varies depending on the discount rate applied to the estimated discounted cash flows, the estimated future cash flows, and the growth rate used for extrapolation purposes.
Refer to Note 13 for more information regarding asset impairment testing.
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
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions and may have transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflects its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. As of December 31, 2020 and 2019, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized. Refer to Note 5 for more information regarding income taxes.
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
Allowance for expected credit loss and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects lifetime expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 24 for more information regarding the allowance for doubtful accounts and the related credit risks.
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

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	242,113	227,043	197,155
Termination benefits (Note 16)	4,110	2,274	1,861
Share-based compensation expense (Note 18)	22,879	501	1,914
Pension, post-retirement and other long-term employee benefit plans (Note 20):
Defined benefit plans	2,057	2,139	2,768
Defined contributions plans	6,824	7,142	3,471
	277,983	239,099	207,169
Finance costs (income) - Interest
Interest on borrowings and lease liabilities	28,684	32,472	17,443
Amortization and write-off of debt issue costs on borrowings	1,210	1,194	1,906
Interest capitalized to property, plant and equipment	(458)	(1,976)	(2,277)
	29,436	31,690	17,072
Finance costs (income) - other (income) expense, net
Foreign exchange loss (gain)	38	(790)	1,945
Valuation adjustment made to non-controlling interest put options (Note 24)	2,470	3,339	—
Change in fair value of contingent consideration liability (Note 24)	(11,005)	—	—
Other costs, net	2,259	765	1,865
	(6,238)	3,314	3,810
Additional information
Depreciation of property, plant and equipment (Note 9)	50,237	51,030	38,548
Amortization of intangible assets (Note 12)	13,603	10,385	6,281
Impairment of assets, net (Note 13)	2,359	4,549	6,936

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2020 under the caption manufacturing facility closures, restructuring and other related charges:

	2020	2019	2018
	$	$	$
Impairment of property, plant and equipment, net	—	669	4,839
Equipment relocation	38	156	—
Revaluation and impairment of inventories, net	596	130	1,297
Termination benefits and other labor related costs, net	3,389	1,874	1,043
Restoration and idle facility costs, net	270	1,978	268
Professional fees, net	40	393	31
Other (recoveries) costs	(5)	(64)	(418)
	4,328	5,136	7,060
Charges incurred during the year ended December 31, 2020 were mainly the result of employee restructuring initiatives which began in the second quarter in response to COVID-19 uncertainties. Charges incurred were composed of $3.7 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.6 million in non-cash impairments of inventory.

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

As of December 31, 2020, restructuring provisions of $3.6 million are included in provisions ($2.0 million in 2019). Refer to Note 16 for more information on provisions.
39

5 - INCOME TAXES
The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	%	%	%
Combined Canadian federal and provincial income tax rate	27.8	28.4	28.4
Foreign earnings/losses taxed at higher income tax rates	—	0.2	0.4
Foreign earnings/losses taxed at lower income tax rates	(4.3)	(4.8)	(5.1)
Prior period adjustments	(0.5)	0.5	(3.4)
(Nontaxable income) nondeductible expenses	(1.9)	1.1	3.9
Impact of other differences	1.6	(2.3)	(0.7)
Nontaxable dividend	—	—	(8.6)
Canadian deferred tax assets (recognized) not recognized	(1.8)	4.3	2.5
Recognition of deferred tax assets	(0.2)	(1.3)	—
Proposed tax assessment (1)	—	2.2	—
Effective income tax rate	20.7	28.3	17.4
(1)    Proposed tax assessment refers to a $2.3 million proposed state income tax assessment and the related interest expense recorded in the second quarter of 2019 which resulted from the denial of the utilization of certain net operating losses generated in tax years 2000-2006.
The major components of income tax expense (benefit) are outlined below for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Current income tax expense	25,595	17,195	934
Deferred tax expense (benefit)
Recognition of US deferred tax assets	(153)	(701)	(182)
US temporary differences	(6,605)	3,988	10,427
Canadian deferred tax assets (recognized) not recognized	(1,660)	2,474	1,297
Recognition of Canadian deferred tax assets	—	(22)	—
Canadian temporary differences	1,674	(5,678)	(1,548)
Temporary differences in other jurisdictions	270	(946)	(1,126)
Total deferred income tax (benefit) expense	(6,474)	(885)	8,868
Total tax expense for the year	19,121	16,310	9,802

The amount of income taxes relating to components of OCI for each of the years in the three-year period ended December 31, 2020 is outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2020
Deferred tax benefit on remeasurement of defined benefit liability	(696)	216	(480)
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	(2,685)	658	(2,027)
Deferred tax expense on foreign exchange related impacts arising from intercompany settlements	2,117	(281)	1,836
Deferred tax expense on gain arising from hedge of a net investment in foreign operations	6,488	(764)	5,724
	5,224	(171)	5,053

For the year ended December 31, 2019
Deferred tax expense on remeasurement of defined benefit liability	762	(173)	589
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	(3,416)	359	(3,057)
Deferred tax expense on gain arising from hedge of a net investment in foreign operations	10,280	(45)	10,235
	7,626	141	7,767

For the year ended December 31, 2018
Deferred tax expense on remeasurement of defined benefit liability	3,016	(730)	2,286
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	970	463	1,433
	3,986	(267)	3,719

The amount of recognized deferred tax assets and liabilities is outlined below as of December 31, 2020:

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2020
Tax credits, losses, carryforwards and other tax deductions	10,465	—	10,465
Property, plant and equipment	15,882	(52,956)	(37,074)
Pension and other post-retirement benefits	4,231	—	4,231
Share-based payments	11,929	—	11,929
Accounts payable and accrued liabilities	8,945	—	8,945
Goodwill and other intangibles	7,083	(23,121)	(16,038)
Trade and other receivables	1,152	—	1,152
Inventories	1,530	—	1,530
Lease liabilities	9,616	—	9,616
Other	2,481	(1,668)	813
Deferred tax assets and liabilities	73,314	(77,745)	(4,431)

Presented in the consolidated balance sheets as:

December 31, 2020
$
Deferred tax assets	29,677
Deferred tax liabilities	(34,108)
(4,431)
The amount of recognized deferred tax assets and liabilities is outlined below as of December 31, 2019:

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2019
Tax credits, losses, carryforwards and other tax deductions	11,638	—	11,638
Property, plant and equipment	16,020	(52,871)	(36,851)
Pension and other post-retirement benefits	3,966	—	3,966
Share-based payments	1,766	—	1,766
Accounts payable and accrued liabilities	6,022	—	6,022
Goodwill and other intangibles	7,028	(22,893)	(15,865)
Trade and other receivables	688	—	688
Inventories	1,918	—	1,918
Lease liabilities	9,832	—	9,832
Other	863	(908)	(45)
Deferred tax assets and liabilities	59,741	(76,672)	(16,931)
Presented in the consolidated balance sheets as:

December 31, 2019
$
Deferred tax assets	29,738
Deferred tax liabilities	(46,669)
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
As of December 31, 2020 and 2019, respectively, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US and Canadian operating entities will be realized. Accordingly, the Company continues to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the deferred tax assets at the Canadian corporate holding entity, the Parent Company, management determined it appropriate that the Parent Company's deferred tax assets should continue not to be recognized as of December 31, 2020 and 2019, respectively. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2019:

	Balance January 1, 2019	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in OCI	Recognized in deficit	Balance reclassified to other current assets	Balance December 31, 2019
	$	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	11,147	2,503	—	—	—	(2,012)	11,638
Property, plant and equipment	13,910	2,110	—	—	—	—	16,020
Pension and other post-retirement benefits	3,798	333	—	(165)	—	—	3,966
Share-based payments	2,508	(728)	(17)	—	3	—	1,766
Accounts payable and accrued liabilities	5,659	363	—	—	—	—	6,022
Goodwill and other intangibles	6,998	30	—	—	—	—	7,028
Trade and other receivables	633	55	—	—	—	—	688
Inventories	2,262	(344)	—	—	—	—	1,918
Lease liabilities	—	9,832	—	—	—	—	9,832
Other	5	903	—	(45)	—	—	863
	46,920	15,057	(17)	(210)	3	(2,012)	59,741
Deferred tax liabilities
Property, plant and equipment	(38,290)	(14,581)	—	—	—	—	(52,871)
Goodwill and other intangibles	(25,343)	2,450	—	—	—	—	(22,893)
Other	(539)	(726)	—	357	—	—	(908)
	(64,172)	(12,857)	—	357	—	—	(76,672)
Deferred tax assets and liabilities	(17,252)	2,200	(17)	147	3	(2,012)	(16,931)
Impact due to foreign exchange rates		(1,315)	—	(6)	—
Total recognized		885	(17)	141	3

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2020:

	Balance January 1, 2020	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in OCI	Balance December 31, 2020
	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	11,638	(892)	—	(281)	10,465
Property, plant and equipment	16,020	(138)	—	—	15,882
Pension and other post-retirement benefits	3,966	30	—	235	4,231
Share-based payments	1,766	4,857	5,306	—	11,929
Accounts payable and accrued liabilities	6,022	2,923	—	—	8,945
Goodwill and other intangibles	7,028	55	—	—	7,083
Trade and other receivables	688	464	—	—	1,152
Inventories	1,918	(388)	—	—	1,530
Lease liabilities	9,832	(216)	—	—	9,616
Other	863	1,722	—	(104)	2,481
	59,741	8,417	5,306	(150)	73,314
Deferred tax liabilities
Property, plant and equipment	(52,871)	(85)	—	—	(52,956)
Goodwill and other intangibles	(22,893)	(228)	—	—	(23,121)
Other	(908)	(760)	—	—	(1,668)
	(76,672)	(1,073)	—	—	(77,745)
Deferred tax assets and liabilities	(16,931)	7,344	5,306	(150)	(4,431)
Impact due to foreign exchange rates		(870)	—	(21)
Total recognized		6,474	5,306	(171)
Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2020	December 31, 2019
	$	$
Tax losses, carryforwards and other tax deductions	47,829	51,134
Share-based payments	7,231	3,457
	55,060	54,591

The following table presents the amounts and expiration dates relating to unused tax credits in Canada for which no asset is recognized in the consolidated balance sheets as of December 31:

	2020	2019
	$	$
2020	—	541
2021	209	204
2022	476	466
2023	236	230
2024	222	217
2025	376	367
2026	288	281
2027	262	256
2028	305	298
2029	243	237
2030	221	216
2031	324	316
2032	194	190
2033	238	233
2034	211	206
2035	560	547
2036	367	359
2037	266	260
2038	666	651
2039	266	651
2040	266	—
Total tax credits derecognized	6,196	6,726
The following table presents the year of expiration of the Company’s operating losses carried forward in Canada as of December 31, 2020:

	Deferred tax assets not recognized
	Federal	Provincial
	$	$
2026	5,311	5,311
2029	602	602
2030	2,675	2,675
2031	1,607	1,607
2037	3,766	3,766
2038	5,251	5,251
2039	11,122	11,122
	30,334	30,334
In addition, the Company has (i) consolidated state losses of $48.1 million (with expiration dates ranging from 2021 to 2038) for which a tax benefit of $0.6 million has not been recognized; (ii) standalone state losses of $69.5 million (with expiration dates ranging from 2021 to 2038) for which a tax benefit of $2.4 million has not been recognized; and (iii) $15.9 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE

The weighted average number of common shares outstanding is as follows for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
Basic	59,010,485	58,798,488	58,815,526
Effect of stock options	620,388	190,646	268,649
Diluted	59,630,873	58,989,134	59,084,175

Stock options that were anti-dilutive and excluded from the calculation of weighted average diluted common shares for each of the years in the three-year period ended December 31, 2020 were as follows:

	2020	2019	2018
Anti-dilutive stock options	612,601	505,812	242,918

7 - INVENTORIES

Inventory is composed of the following for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Raw materials	61,051	52,617
Work in process	38,850	29,927
Finished goods	72,535	81,605
Parts and supplies	22,080	20,788
	194,516	184,937

The Company recorded impairments of inventories to net realizable value in the Company’s consolidated earnings as an expense for each of the years in the three-year period ended December 31, 2020 as follows:

	2020	2019	2018
	$	$	$
Impairments recorded in manufacturing facility closures, restructuring and other related charges	596	634	1,297
Reversals of impairments recorded in manufacturing facility closures, restructuring and other related charges	—	(504)	—
Impairments recorded in cost of sales	1,179	2,877	716
	1,775	3,007	2,013

Refer to Note 13 for information regarding impairments of inventories.

The amount of inventories included in the Company’s consolidated earnings in cost of sales for each of the years in the three-year period ended December 31, 2020 is as follows:

	2020	2019	2018
	$	$	$
Inventories recognized in cost of sales	843,717	836,600	771,224

8 - OTHER CURRENT ASSETS
Other current assets are composed of the following for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Prepaid expenses	9,086	8,892
Sales and other taxes receivable and credits	3,988	5,747
Income taxes receivable and prepaid	3,280	3,977
Supplier rebates receivable	2,596	1,533
Reserve for inventory returns	1,196	1,003
Other	902	1,135
	21,048	22,287

9 - PROPERTY, PLANT AND EQUIPMENT

The following table outlines the changes to property, plant and equipment during the year ended December 31, 2019:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2018	12,076	145,417	682,246	44,051	3,458	57,669	944,917
Adjustment on transition to IFRS 16	—	27,960	1,914	—	1,180	—	31,054
Additions – right-of-use assets	—	11,844	1,701	—	203	—	13,748
Additions – separately acquired	—	—	—	—	—	48,376	48,376
Assets placed into service	581	13,105	73,708	2,174	563	(90,131)	—
Disposals	(360)	(3,776)	(8,889)	(1,622)	(136)	(960)	(15,743)
Category reclassifications	—	(1,488)	1,488	—	—	—	—
Foreign exchange and other	(105)	769	3,445	121	26	(543)	3,713
Balance as of December 31, 2019	12,192	193,831	755,613	44,724	5,294	14,411	1,026,065
Accumulated depreciation and impairments
Balance as of December 31, 2018	979	71,576	454,004	38,460	2,466	356	567,841
Depreciation (1)	—	11,208	36,810	2,326	1,121	—	51,465
Impairments	—	236	1,211	149	18	607	2,221
Impairment reversals	—	—	(751)	—	—	—	(751)
Disposals	(360)	(2,501)	(7,996)	(1,595)	(105)	(960)	(13,517)
Foreign exchange and other	(10)	536	2,849	113	10	(3)	3,495
Balance as of December 31, 2019	609	81,055	486,127	39,453	3,510	—	610,754
Net carrying amount as of December 31, 2019	11,583	112,776	269,486	5,271	1,784	14,411	415,311

The following table outlines the changes to property, plant and equipment during the year ended December 31, 2020:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2019	12,192	193,831	755,613	44,724	5,294	14,411	1,026,065
Additions – right-of-use assets	—	2,284	974	—	806	—	4,064
Additions – separately acquired	—	—	—	—	—	45,464	45,464
Additions through business acquisitions	—	140	656	10	115	—	921
Assets placed into service	—	2,528	18,054	1,493	289	(22,364)	—
Disposals	—	(54)	(1,902)	(7)	(541)	(86)	(2,590)
Foreign exchange and other	(79)	1,605	3,216	247	217	(98)	5,108
Balance as of December 31, 2020	12,113	200,334	776,611	46,467	6,180	37,327	1,079,032
Accumulated depreciation and impairments
Balance as of December 31, 2019	609	81,055	486,127	39,453	3,510	—	610,754
Depreciation (1)	—	11,314	35,745	2,211	1,146	—	50,416
Impairments	—	—	127	—	—	86	213
Disposals	—	(54)	(845)	(7)	(531)	(86)	(1,523)
Foreign exchange and other		515	3,034	217	192	—	3,958
Balance as of December 31, 2020	609	92,830	524,188	41,874	4,317	—	663,818
Net carrying amount as of December 31, 2020	11,504	107,504	252,423	4,593	1,863	37,327	415,214
(1)    The difference between the depreciation additions presented above and depreciation expense included in the Company’s consolidated earnings is the amortization of government grants recognized in deferred income for the purchase and construction of plant and equipment in the amount of $0.2 million and $0.4 million as of December 31, 2020 and 2019, respectively. When the assets are placed into service, the deferred income is recognized as a credit to depreciation expense through cost of sales on a systematic basis over the related assets’ useful lives. Refer to Note 14 for additional information on the Company's forgivable government loans.
Capital expenditures incurred in the year ended December 31, 2020 were primarily to support investments in e-commerce-related production capacity, maintenance needs, initiatives supporting the efficiency and effectiveness of operations and other strategic initiatives. As of December 31, 2020, the Company had commitments to suppliers to purchase machinery and equipment totalling $17.0 million primarily to support e-commerce-related production capacity improvements and other strategic initiatives. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.
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
During the year ended December 31, 2020, the loss on disposals amounted to $0.3 million ($0.6 million and $0.2 million loss on disposals in 2019 and 2018, respectively).
Supplemental information regarding property, plant and equipment is as follows for the years ended:

	December 31, 2020	December 31, 2019
Interest capitalized to property, plant and equipment	$458	$1,976
Weighted average capitalization rates	4.94%	7.56%

Additional information on the carrying amount of the right-of-use assets by class of assets and related depreciation expense is as follows as of and for the years ended:

	Buildings	Manufacturing equipment	Furniture, office equipment and other	Total
	$	$	$	$
December 31, 2020:
Carrying amount	32,795	15,916	917	49,628
Depreciation expense	5,923	3,230	746	9,899
December 31, 2019:
Carrying amount	36,263	18,348	866	55,477
Depreciation expense	5,331	3,248	796	9,375

10 - OTHER ASSETS

Other assets are composed of the following for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Corporate owned life insurance held in grantor trust	7,988	5,992
Pension benefits (1)	3,024	1,966
Deposits	1,083	1,179
Prepaid software licensing	786	960
Cash surrender value of officers’ life insurance	408	386
Other	21	35
	13,310	10,518

(1)Refer to Note 20 for additional information regarding employee benefit plans.
11 - GOODWILL
The following table outlines the changes in goodwill during the period:

Total
$
Balance as of December 31, 2018	107,714
Foreign exchange	(37)
Balance as of December 31, 2019	107,677
Acquired through business acquisition (1)	25,640
Foreign exchange	(423)
Balance as of December 31, 2020	132,894
(1)Refer to Note 19 for additional information regarding the Company's business acquisition.

12 - INTANGIBLE ASSETS

The following tables outline the changes in intangible assets during the period:

	Distribution rights	Customer contracts	License agreements	Customer lists	Software (1)	Patents/ Trademark/Trade names (2)	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2018	2,655	1,021	302	106,249	6,527	15,038	8,367	140,159
Additions – separately acquired	—	—	—	—	2,588	—	—	2,588
Disposals	(2,728)	(1,049)	(112)	(811)	(477)	(503)	(198)	(5,878)
Foreign exchange and other	73	28	—	59	(20)	518	(135)	523
Balance as of December 31, 2019	—	—	190	105,497	8,618	15,053	8,034	137,392
Accumulated amortization and impairments
Balance as of December 31, 2018	2,655	1,021	224	9,310	1,875	608	2,077	17,770
Amortization	—	—	7	7,677	1,133	258	1,310	10,385
Disposals	(2,728)	(1,049)	(112)	(811)	(477)	(503)	(198)	(5,878)
Impairments	—	—	72	—	—	—	—	72
Foreign exchange and other	73	28	(1)	(54)	(25)	19	(46)	(6)
Balance as of December 31, 2019	—	—	190	16,122	2,506	382	3,143	22,343
Net carrying amount as of December 31, 2019	—	—	—	89,375	6,112	14,671	4,891	115,049

	License agreements	Customer lists	Software (1)	Patents/ Trademark/Trade names (2)	Non-compete agreements	Total
	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2019	190	105,497	8,618	15,053	8,034	137,392
Additions – separately acquired	—	—	1,881	—	—	1,881
Additions through business acquisitions	—	18,462	—	1,616	1,441	21,519
Disposals	—	—	(421)	—	—	(421)
Foreign exchange and other	—	(207)	—	135	(180)	(252)
Balance as of December 31, 2020	190	123,752	10,078	16,804	9,295	160,119
Accumulated amortization and impairments
Balance as of December 31, 2019	190	16,122	2,506	382	3,143	22,343
Amortization	—	10,406	1,449	257	1,491	13,603
Disposals	—	—	(371)	—	—	(371)
Impairments	—	—	371	—	—	371
Foreign exchange and other	—	(49)	—	2	(54)	(101)
Balance as of December 31, 2020	190	26,479	3,955	641	4,580	35,845
Net carrying amount as of December 31, 2020	—	97,273	6,123	16,163	4,715	124,274

(1)Includes $0.4 million of acquired software licenses during the years ended December 31, 2020 and 2019, respectively.
(2)Includes trademarks and trade names not subject to amortization totalling $16.1 million and $14.4 million as of December 31, 2020 and 2019, respectively.
During the year ended December 31, 2020, the loss on disposals amounted to $0.1 million (nil in 2019 and 2018, respectively).
The Company holds customer relationships related to its Polyair acquisition with a carrying amount of $59.6 million and $64.3 million as of December 31, 2020 and 2019, respectively. These customer relationships will be fully amortized in the year 2033.

13 - IMPAIRMENT OF ASSETS
CGU Determination and Indicators of Impairment
In updating its determination of CGUs and applying any related indicators of impairment, the Company took into consideration any manufacturing facility closures and other related activities that may have taken place over the course of the year; the expected costs, timeline, and future benefits expected from its major capital expenditure projects; the impact of acquisitions; as well as changes in the interdependencies of cash flows among the Company’s manufacturing sites. As a result of this analysis, the Company’s CGUs consist of the following:
•The tapes and films CGU (the "T&F CGU") includes the Company’s tape and film manufacturing locations in the United States, Canada and India.
•Polyair continues to be considered a separate CGU by management, despite integration efforts making significant progress in 2019 and in 2020 and in continuing towards furthering operational alignment and interdependency of cash flows within the T&F CGU. Management monitors the goodwill balance of Polyair combined with the T&F CGU assets as it remains focused on achieving its strategic plan of developing significant acquisition synergies and, as a result of those synergies, having greater interdependencies of cash flows. Accordingly, the assets of Polyair are included in the tapes and film impairment test discussed further below (the “T&F Group”).
•The engineered coated products CGU (“ECP CGU") includes the Company’s engineered coated products manufacturing facilities located in the United States, Canada and India.
•As discussed in Note 19, the Company acquired the operating assets of Nortech in February 2020, which consists of one manufacturing facility ("Nortech CGU") that operates largely on a standalone basis and with its own customer base.
•The Company has an additional CGU consisting of a single manufacturing facility located in Portugal, which does not contain any long-lived intangible assets or goodwill and, as such, is not subject to annual impairment testing.
During the year ended December 31, 2020, with the exception of Nortech for which management conducted an impairment test during the second quarter resulting in no impairment for that CGU, there were no other indicators of impairment for any of the CGUs previously described. Due to the existence of recorded goodwill and indefinite-lived intangible assets associated with the T&F Group, the ECP CGU and the Nortech CGU, the Company conducted impairment tests as discussed further below. The tests did not result in any impairment being recognized as of December 31, 2020 and 2019. Unrelated to the impairment tests performed at the CGU level, there were impairments of certain individual assets as disclosed in the impairments table below, which primarily relate to manufacturing facility closures, restructuring and other related charges.
The Company also considers indicators for the reversal of prior impairment charges recorded. This analysis of indicators is based on the recent and projected results of CGUs and specific asset groups that were previously impaired. For the years ended December 31, 2020 and 2019, these analyses did not result in any impairment reversals.
Impairment Testing
All of the Company’s carrying amounts of goodwill, intangible assets with indefinite useful lives and software not yet available for use as of December 31, 2020 and 2019 relate to the T&F Group, the ECP CGU and the Nortech CGU. The Company performed the required annual impairment testing for these asset groups during the fourth quarter of 2020 and 2019. The impairment test for the asset groups was determined based on their value in use. Key assumptions used in each discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required for the asset groups are outlined in the tables below. Changes in the key assumptions below that the Company believes are reasonably possible would not be expected to cause the carrying amount of the asset groups to exceed its recoverable amount, in which case an impairment would otherwise be recognized.

Revenue and other future assumptions used in these models were prepared in accordance with IAS 36 – Impairment of Assets and do not include the benefit from obtaining, or the incremental costs to obtain, growth initiatives or cost reduction programs that the Company may be planning but has not yet undertaken within its current asset base.
Details of the key assumptions used in impairment tests performed as of December 31, 2020 are outlined below:

	T&F Group	ECP CGU	Nortech CGU
Carrying amount allocated to the asset group:
Goodwill	$101,568	$5,686	$25,640
Intangible assets with indefinite useful lives	$14,493	—	$1,616

	T&F Group	ECP CGU	Nortech CGU
Results of test performed as of December 31, 2020:
Forecast period annual revenue growth rates (1)	9.4% in 2021, 2.3%-3.1% thereafter	11.5% in 2021, 3.1% in 2022, tapering down to 2.5% thereafter	35.2% in 2021, 54.6% in 2022, tapering down to 2.5% thereafter
Discount rate (2)	8.8%	11.6%	12.5%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of (3)	2.3%	2.5%	2.5%
Income tax rate (4)	28.0%	27.0%	25.5%
(1)For all three models, the annual revenue growth rates for the forecast period are based on projections presented to management and the Board of Directors. The projected revenue growth rates for the period are consistent with the Company's recent history of sales volumes within the asset group, as well as the Company’s expectation that its sales will at least match gross domestic product growth. For 2021, anticipated revenue growth used in these analyses is partially attributable to expected increases in selling prices due to the passing through of higher raw material costs to customers.

For the T&F Group, projections assume that the Company’s revenue will grow due to growth in the e-commerce channel and areas of recent capital investment in the short term, and consistent with United States gross domestic product average projections over the longer term.

For the ECP CGU, projections expect additional revenue from the recent Capstone investment and recovery from COVID-19 demand disruptions in the short term, and sustained growth levels consistent with United States gross domestic product over the longer term.

For the Nortech CGU, projections expect the business to achieve growth in the acquisition business case, which has been delayed by national lockdowns and restricted customer capital expenditures due to the global COVID-19 pandemic. The initial high rate of growth anticipated in 2021 is largely due to an expected recovery from these delays in fulfilling the customer order backlog.
(2)The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.
(3)Cash flows beyond the forecast period have been primarily extrapolated at or below the projected long-term average growth rates for the asset groups.
(4)The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.
Sensitivity analysis performed as of December 31, 2020 using reasonably possible changes in key assumptions above are outlined below:

	T&F Group	ECP CGU	Nortech CGU
Forecast period annual revenue growth rates	9.4% in 2021, 0% thereafter	11.5% in 2021, 1.0% thereafter	0% in 2021 and 2022, 109.1% in 2023, tapering down to 2.5% thereafter
Discount rate	11.0%	12.6%	14.5%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of	1.0%	1.0%	1.5%
Income tax rate	35.0%	37.0%	28.0%
There was no indication of any impairment resulting from changing the individual assumptions above.

Details of the key assumptions used in impairment tests performed as of December 31, 2019 are outlined below:

	T&F Group	ECP CGU
Carrying amount allocated to the asset group
Goodwill	$101,846	$5,831
Intangible assets with indefinite useful lives	$14,359	—
Results of test performed as of December 31, 2019:
Forecast period annual revenue growth rates (1)	1.3% in 2020, 2.3%-3.1% thereafter	6.3% in 2020, 2.8% in 2021, tapering down to 2.5% thereafter
Discount rate (2)	8.8%	11.6%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of (3)	2.3%	2.5%
Income tax rate (4)	28.0%	27.0%

(1)For both models, the annual revenue growth rates for the forecast period are based on projections presented to management and the Board of Directors. The projected revenue growth rates for the period are consistent with the Company's recent history of sales volumes within the asset group, as well as the Company’s expectation that its sales will at least match gross domestic product growth.

For the T&F Group, projections assume that the Company's revenue will grow consistent with United States gross domestic product average projections, and from anticipated synergies realized from Polyair cross-selling opportunities, included discretely through 2022.

For the ECP CGU, projections expect additional ramping of revenue from the group due to integration and capital expenditure efforts through 2021, and then tapering down to sustained growth levels consistent with United States gross domestic product.
(2)The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.
(3)Cash flows beyond the forecast period have been primarily extrapolated at or below the projected long-term average growth rates for the asset groups.
(4)The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.

Sensitivity analysis performed as of December 31, 2019 using reasonably possible changes in key assumptions above are outlined below:

	T&F Group	ECP CGU
Forecast period annual revenue growth rates	1.3% in 2020, 0% thereafter	6.3% in 2020, 1.0% thereafter
Discount rate	11.0%	12.6%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of	1.0%	1.0%
Income tax rate	35.0%	37.0%
There was no indication of any impairment resulting from changing the individual assumptions above.

Impairments

Impairments recognized during the year ended December 31, 2020 and 2019 and reversals of impairments recognized during the year ended December 31, 2019 are presented in the table below. There were no reversals of impairments recognized during the year ended December 31, 2020.

	2020	2019
	Impairment recognized	Impairment recognized	Impairment reversed
	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Inventories	596	634	(504)
Property, plant and equipment
Buildings	—	236	—
Manufacturing equipment	—	987	(751)
Computer equipment and software	—	114	—
Furniture, office equipment and other	—	18	—
Construction in progress	—	65	—
	596	2,054	(1,255)
Cost of sales
Inventories	1,179	2,877	—
Property, plant and equipment
Manufacturing equipment	127	224	—
Computer equipment and software	—	35	—
Construction in progress	86	542	—
Intangibles	371	72	—
	1,763	3,750	—
Total	2,359	5,804	(1,255)
The assets impaired during the year ended December 31, 2020 were primarily impairments of inventories related to slow-moving and obsolete goods, including inventory associated with the Montreal, Quebec manufacturing facility closure. The assets impaired during the year ended December 31, 2019 were primarily impairments of inventories related to slow-moving and obsolete goods, as well as assets impaired as a result of the closure of the Montreal, Quebec and Johnson City, Tennessee manufacturing facilities.
The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell.

14 - BORROWINGS

Borrowings are composed of the following for the years ended:

		December 31, 2020		December 31, 2019
	Maturity	Weighted average effective interest rate	$	Weighted average effective interest rate	$
Senior Unsecured Notes (a)	October 2026	7.00%	246,236	7.00%	245,681
2018 Credit Facility (b)	June 2023	3.07%	185,162	4.04%	185,438
2018 Powerband Credit Facility (c)	August 2021	9.31%	629	8.90%	17,294
2018 Capstone Credit Facility (d)	Various until June 2023	6.47%	10,505	7.84%	10,434
Partially forgivable government loans (e)	Various until June 2026	1.25%	5,265	1.25%	4,431
Lease liabilities (f)	Various until December 2034	6.12%	42,122	6.97%	44,756
Term and other loans (g)	Various until February 2024	0.82%	45	0.75%	776
Total borrowings			489,964		508,810
Less: borrowings and lease liabilities, current			26,219		26,319
Total borrowings and lease liabilities, non-current			463,745		482,491
The aggregate principal amounts of the related borrowings and lease liabilities in the table above are presented net of debt issuance costs of $5.1 million and $6.2 million as of December 31, 2020 and 2019, respectively, and imputed interest of $0.3 million and $0.4 million as of December 31, 2020 and 2019, respectively, netting to $4.6 million and $5.8 million as of December 31, 2020 and 2019, respectively.
Refer to Note 24 for a maturity analysis on borrowings.
(a)Senior Unsecured Notes
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
As of December 31, 2020, the Senior Unsecured Notes outstanding balance amounted to $250.0 million ($246.2 million, net of $3.8 million in unamortized debt issue costs).
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
The Senior Unsecured Notes's indenture contains usual and customary incurrence based covenants that are generally less restrictive than covenants under the 2018 Credit Facility and, among other things, limit the Company's ability to incur additional debt; pay dividends, redeem stock or make other distributions; enter into certain types of transactions with affiliates; incur liens on assets; make certain restricted payments and investments; engage in certain asset sales, including sale and leaseback transactions; agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Company; and merge, consolidate, transfer or dispose of substantially all assets. Certain of these covenants will be suspended if the Senior Unsecured Notes are assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services, Inc. None of these covenants are considered restrictive to the Company’s operations and, as of December 31, 2020, the Company was in compliance with all of these debt covenants. The Senior Unsecured Notes are guaranteed by all direct and indirect subsidiaries of the Parent Company that are borrowers or guarantors under the 2018 Credit Facility. Under the terms of the indenture, any direct or indirect subsidiaries that in the future become borrowers or guarantors under the 2018 Credit Facility shall also be guarantors of the Senior Unsecured Notes.
(b)2018 Credit Facility
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
The 2018 Credit Facility also includes an incremental accordion feature of $200.0 million, which enables the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility bears an interest rate based, at the Company’s option, on LIBOR, the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (150 basis points as of December 31, 2020 and December 31, 2019) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.
As of December 31, 2020, the 2018 Term Loan's outstanding principal balance amounted to $172.5 million and the 2018 Revolving Credit Facility’s outstanding principal balance amounted to $14.0 million, for a total gross outstanding principal balance under the 2018 Credit Facility of $186.5 million ($185.2 million, net of $1.3 million in unamortized debt issue costs). Standby letters of credit totalled $1.5 million resulting in total utilization under the 2018 Credit Facility of $188.0 million. Accordingly, the unused availability under the 2018 Credit Facility as of December 31, 2020 amounted to $384.5 million. The Company's capacity to borrow available funds under the 2018 Credit Facility may be limited because of the secured net leverage ratio covenant and other restrictions as defined in the Company's credit agreement.
The 2018 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries who are borrowers or guarantors under the facility.
The 2018 Credit Facility has two financial covenants, a consolidated secured net leverage ratio and a consolidated interest coverage ratio. In July 2019, the Company and its syndicated lending group amended the 2018 Revolving Credit Facility to, among other things, revise the two financial covenant thresholds to account for the associated impacts of new lease accounting guidance implemented on January 1, 2019 requiring operating leases to be accounted for as borrowings (with corresponding interest payments). The amendment provides that the consolidated secured net leverage ratio must not be more than 3.70 to 1.00 (previously 3.50 to 1.00), with an allowable temporary increase to 4.20 to 1.00 (previously 4.00 to 1.00) for the quarters in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters. The amendment also provides that the consolidated interest coverage ratio must not be less than 2.75 to 1.00 (previously 3.00 to 1.00). The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 1.14 and 7.08, respectively, as of December 31, 2020. In addition, the 2018 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of and for the year ended December 31, 2020.
(c)2018 Powerband Credit Facility
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
The 2018 Powerband Credit Facility is guaranteed by the Parent Company, and certain local assets (carrying amount of $34.7 million as of December 31, 2020) are required to be pledged. Powerband is prohibited from granting liens on its assets without the consent of the lender under the 2018 Powerband Credit Facility. Funding under the 2018 Powerband Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. Additionally, under the terms of the 2018 Powerband Credit Facility, Powerband's debt to net worth ratio (as defined by the 2018 Powerband Credit Facility credit agreement) must be maintained below 3.00. Powerband was in compliance with the debt to net worth ratio (0.02 as of December 31, 2020) as of and for the year ended December 31, 2020.
As of December 31, 2020, the 2018 Powerband Credit Facility consisted of an INR 375.0 million ($5.1 million) working capital loan facility (“2018 Powerband Working Capital Loan Facility”) that renews annually and is due upon demand, bearing interest based on the prevailing Indian Marginal Cost-Lending Rate ("IMCLR").
Additionally, the 2018 Powerband Credit Facility previously included an INR 960.0 million ($13.1 million) demand term loan (“2018 Powerband Demand Term Loan”) and an INR 65.0 million ($0.9 million) term loan ("2018 Powerband Term Loan"), which were restricted for capital projects and bore interest based on the prevailing IMCLR. In September 2020, Powerband repaid the 2018 Powerband Demand Term Loan and 2018 Powerband Term Loan in full and these amounts are not available to be borrowed again in the future. Subsequently, only the 2018 Powerband Working Capital Loan Facility remains outstanding.
As of December 31, 2020, the 2018 Powerband Working Capital Loan Facility’s outstanding balance was INR 46.0 million ($0.6 million). Including INR 176.5 million ($2.4 million) in letters of credit, total utilization under the 2018 Powerband Credit Facility amounted to INR 222.5 million ($3.0 million). The 2018 Powerband Credit Facility's unused availability as of December 31, 2020 amounted to INR 152.5 million ($2.1 million), composed of uncommitted funding.
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.
(d)2018 Capstone Credit Facility
On February 6, 2018, Capstone, one of the Company's subsidiaries, entered into an INR 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") for financing capital expenditures and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") and bears interest based on the prevailing IMCLR. Any repayments of borrowings under the Capstone Term Loan Facility are not available to be borrowed again in the future. The Capstone Working Capital Facility matures in August 2021. Portions of term loans borrowed under the Capstone Term Loan Facility matured in September 2020, with the remainder of the term loan maturing in June 2023. Funding under the Capstone Term Loan Facility is committed, while the Capstone Working Capital Facility is uncommitted. Borrowings under the 2018 Capstone Credit Facility are guaranteed by the Parent Company and are otherwise unsecured.
As of December 31, 2020, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.3 million). The Capstone Term Loan Facility had an outstanding balance of INR 564.1 million ($7.7 million), and the Capstone Working Capital Facility outstanding balance was INR 204.6 million ($2.8 million) for a total gross outstanding amount of INR 768.7 million ($10.5 million). Total utilization under the 2018 Capstone Credit Facility amounted to INR 768.7 million ($10.5 million). As of December 31, 2020, the 2018 Capstone Credit Facility's unused availability was INR 185.4 million ($2.5 million), composed entirely of uncommitted funding.
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.
(e)Partially forgivable government loans
In August 2015, one of the Company’s wholly-owned subsidiaries entered into a partially forgivable loan with the Agencia para Investmento Comercio Externo de Portugal, EPE ("AICEP"), the Portuguese agency for investment and external trade, as part of financing a capital expansion project.
Based on the terms of the agreement, up to 50% of the loan could be forgiven as long as certain conditions were met, namely satisfying certain 2019 targets, including financial metrics and headcount additions, to be confirmed and communicated after the conclusion of the project. The Company had determined there was reasonable assurance that the forgiveness requirements would be satisfied and as a result €2.1 million ($2.4 million) was reclassified to deferred income in other liabilities as of December 31, 2019. On February 11, 2021, the AICEP formally approved for 45% of the original cash proceeds borrowed to be forgiven.

The partially forgivable loan is non-interest bearing with semi-annual installments of principal initially due from July 2018 through January 2024. However, as of July 2020, the remaining payments were rescheduled to one year later than initially agreed, based on a decision taken by AICEP due to COVID-19, and as such, final payment is now due in January 2025.

To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary.
The loan had an outstanding balance of €3.6 million ($4.4 million) as of December 31, 2020 and €3.9 million ($4.4 million) as of December 31, 2019. The difference between the gross proceeds and the fair value of the loan, which totalled €1.4 million ($1.7 million) as of December 31, 2020 (€1.7 million ($1.9 million) as of December 31, 2019) is the amount reclassified based on the Company's determination that the forgiveness requirements were satisfied and the benefit derived from the interest-free loan which are both recognized as deferred income in other liabilities until the assets are placed into service. When the capital expansion assets are placed into service, the deferred income is recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. The unamortized deferred income is €1.9 million ($2.3 million) as of December 31, 2020 (€2.0 million ($2.2 million) as of December 31, 2019) and is included in the Company's consolidated balance sheet in the caption other liabilities.
In February 2018, the same subsidiary entered into a second partially forgivable loan with the AICEP to finance an additional capital expansion project. Based on the terms of the agreement, up to 60% of the loan could be forgiven in 2022 as long as certain conditions were met, namely satisfying certain 2021 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing and semi-annual installments of principal are due from December 2020 through June 2026.
To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary. The loan had an outstanding balance of €3.1 million ($3.8 million) as of December 31, 2020 and €2.4 million ($2.7 million) as of December 31, 2019. The difference between the gross proceeds and the fair value of the loan, which totalled €2.9 million ($3.6 million) as of December 31, 2020 and €2.3 million ($2.5 million) as of December 31, 2019 is the benefit derived from the interest-free loan and is recognized as deferred income. When the capital expansion assets are placed into service, the deferred income is recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives. The unamortized deferred income is €0.2 million ($0.2 million) as of December 31, 2020 and 2019 and is included in the Company's consolidated balance sheet in the caption other liabilities.
Imputed interest expense is recorded over the life of the loans so that at the end of the loan periods the amounts to be reimbursed will equal the nominal amounts. Interest expense of less than $0.1 million was recognized on these loans during the years ended December 31, 2020 and 2019.
USD amounts presented above are translated from Euros and are impacted by fluctuations in the USD and Euro exchange rates.
(f)     Refer to Note 15 for more information regarding lease liabilities.

(g)     Term and other loans

One of the Company’s wholly-owned subsidiaries has a short-term credit line for up to €2.5 million ($3.1 million) for the purpose of financing a capital expansion project. No amounts were outstanding under the short-term credit line as of December 31, 2020. As of December 31, 2019, €0.7 million ($0.8 million) of the short-term credit line was utilized. The credit line bears interest at the rate of the twelve-month Euro Interbank Offered Rate with a floor of 0% plus a premium (75 basis points as of December 31, 2020 and 2019). The short-term credit line matures in September 2021 and is renewable annually, with interest due quarterly and billed in arrears.

In February 2020, one of the Company’s wholly-owned subsidiaries entered into a loan for less than €0.1 million (less than $0.1 million) for the purchase of a vehicle. The loan is repaid in annual installments until February 2024. Amounts repaid on the loan are not available to be borrowed again in the future. As of December 31, 2020, the loan's outstanding principal balance amounted to less than €0.1 million (less than $0.1 million).

Reconciliation of liabilities arising from financing activities

The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Borrowings, non-current (excluding lease liabilities)	Borrowings, current (excluding lease liabilities)	Lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2018	481,325	12,948	5,712	499,985
Cash flows:
Proceeds	104,169	86,504	—	190,673
Repayments	(136,403)	(83,290)	(6,209)	(225,902)
Debt issuance costs	(70)	—	—	(70)
Non-cash:
Operating lease liabilities recognized under IFRS 16 as of January 1, 2019	—	—	31,484	31,484
Lease additions	—	—	13,748	13,748
Lease disposals	—	—	(213)	(213)
Amounts forgiven under forgivable government loans (1)	(2,424)	—	—	(2,424)
Amortization of debt issuance costs	1,194	—	—	1,194
Foreign exchange and other	197	(96)	234	335
Reclassification	(4,169)	4,169	—	—
Balance as of December 31, 2019	443,819	20,235	44,756	508,810

	Borrowings, non-current (excluding lease liabilities)	Borrowings, current (excluding lease liabilities)	Lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2019	443,819	20,235	44,756	508,810
Cash flows:
Proceeds	234,972	67,059	—	302,031
Repayments	(248,903)	(70,397)	(6,581)	(325,881)
Non-cash:
Lease additions	—	—	4,064	4,064
Lease disposals	—	—	(203)	(203)
Other non-cash additions	57	—	—	57
Amortization of debt issuance costs	1,210	—	—	1,210
Foreign exchange and other	(80)	(130)	86	(124)
Reclassification	(2,364)	2,364	—	—
Balance as of December 31, 2020	428,711	19,131	42,122	489,964

(1)Refer to partially forgivable government loans discussed above.
15 - LEASE LIABILITIES
The Company has building leases for office space for corporate and shared service functions, manufacturing facilities and warehouse space for inventory, manufacturing equipment leases (e.g. forklifts, tractor trailers, and storage containers) and automobile leases. Refer to Note 9 for additional information regarding right-of-use-assets.
Each lease generally imposes a restriction that, unless there is a contractual right for the Company to sublet the asset to another party, the right-of-use asset can only be used by the Company. Leases are either non-cancellable or may only be cancelled by incurring a termination fee. Some leases contain an option to purchase the underlying leased asset outright at the end of the lease, or to extend the lease for an additional term. For leases of office buildings and manufacturing facilities the Company must keep the properties in a good state of repair and return the properties in their original condition at the end of the lease. Further, the Company must insure items of property, plant and equipment and incur maintenance fees on such items in accordance with the lease contracts.

Lease liabilities are presented in the consolidated balance sheet under the caption borrowings and lease liabilities current and non-current as follows:

	December 31, 2020	December 31, 2019
	$	$
Lease liabilities (current)	7,088	6,084
Lease liabilities (non-current)	35,034	38,672
	42,122	44,756

Interest expense relating to payments on lease liabilities was approximately $2.7 million and $2.6 million for the years ended December 31, 2020 and 2019, respectively, and is included in interest expense under the caption finance costs (income) in earnings.

As of December 31, 2020, the Company's leases fall into the following categories, by class of right-of-use asset:

Count of leases	Buildings	Manufacturing equipment	Furniture, office equipment and other	Total right-of-use assets
Right-of-use assets leased	35	95	54	184
Leases with extension options	21	42	2	65
Extension options reasonably certain to exercise	11	—	—	11
Leases with options to purchase	1	7	8	16
Purchase options reasonably certain to exercise	1	5	—	6
Leases with variable payments linked to an index	—	30	—	30
Leases with termination options, none of which are reasonably certain to exercise	6	—	1	7

Lease terms on the Company's leasing activities by class of right-of-use asset recognized on the balance sheet are as follows:

	Buildings	Manufacturing equipment	Furniture, office equipment and other
Range of remaining term	2-168 months	3-96 months	1-52 months
Average remaining lease term	54 months	26 months	18 months

Rent expense relating to payments not included in the measurement of lease liabilities was approximately $1.8 million and $3.4 million for the years ended December 31, 2020 and 2019, respectively, and is composed of the following:

	December 31, 2020	December 31, 2019
	$	$
Short-term leases	826	2,298
Leases of low value assets	81	70
Variable lease payments	850	1,025
	1,757	3,393

Refer to the Liquidity section of Note 24 for the disclosure of minimum lease liabilities due.

As of December 31, 2020, the Company had commitments of $1.7 million, respectively, for short-term leases and leases of furniture, office equipment and other which had not yet commenced.

Total cash outflow for leases for the twelve months ended December 31, 2020 and 2019 was $11.0 million and $12.1 million, respectively.
16 - PROVISIONS AND CONTINGENT LIABILITIES
The Company’s current known provisions and contingent liabilities consist of environmental and restoration obligations, termination benefits and litigation.

The reconciliation of the Company’s provisions is as follows:

	Environmental	Restoration	Termination benefits and other	Litigation	Total
	$	$	$	$	$
Balance as of December 31, 2018	1,829	1,568	1,861	1,198	6,456
Additional provisions	—	—	2,274	31	2,305
Amounts used	(311)	—	(3,184)	(273)	(3,768)
Amounts reversed	—	—	—	(192)	(192)
Net foreign exchange differences	6	18	10	—	34
Balance as of December 31, 2019	1,524	1,586	961	764	4,835

Amount presented as current	84	50	868	764	1,766
Amount presented as non-current	1,440	1,536	93	—	3,069
Balance as of December 31, 2019	1,524	1,586	961	764	4,835

Additional provisions	—	80	4,162	258	4,500
Provisions through business acquisitions	—	—	—	100	100
Amounts used	(127)	—	(2,654)	(8)	(2,789)
Amounts reversed	—	—	(52)	—	(52)
Net foreign exchange differences	—	10	48	—	58
Balance as of December 31, 2020	1,397	1,676	2,465	1,114	6,652

Amount presented as current	819	50	2,370	983	4,222
Amount presented as non-current	578	1,626	95	131	2,430
Balance as of December 31, 2020	1,397	1,676	2,465	1,114	6,652

The environmental provision activity during the year ended December 31, 2020, as well as the remaining balance at December 31, 2020, is primarily related to the Columbia, South Carolina facility. The environmental provision activity during the year ended December 31, 2019 pertains primarily to the post-closure activities of the Columbia, South Carolina, Johnson City, Tennessee and Montreal, Quebec manufacturing facilities.
The restoration provision pertains to leases at manufacturing facilities where the Company is obligated to restore the leased properties to the same condition that existed at the lease commencement date. The estimated expenses will not be incurred until the end of the lease terms which, is not in the next twelve months, and only occurs if the lease is not renewed.
Termination benefit activity during the year ended December 31, 2020 relates primarily to employee restructuring initiatives in response to COVID-19 uncertainties. Termination benefits activity during the year ended December 31, 2019 relate primarily to initiatives associated with acquisition integration efforts and the closures of the Montreal, Quebec and Johnson City, Tennessee manufacturing facilities. Refer to Note 4 for additional information on manufacturing facility closures, restructuring and other related charges.
The Company records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable. The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole as of December 31, 2020.
As of December 31, 2020, and 2019, no reimbursements are expected to be received by the Company for any of the provided amounts and there were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.
17 - OTHER LIABILITIES

Other liabilities are composed of the following for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Deferred compensation (1)	3,943	4,049
Deferred income on partially forgivable government loans (2)	2,525	2,412
Interest rate swap agreements (3)	4,025	1,339
Deferred social security tax (4)	3,239	—
Other	1,034	500
	14,766	8,300

(1)Refer to Note 20 for additional information on other long-term employee benefit plans.
(2)Refer to Note 14 for additional information on deferred income on partially forgivable government loans.
(3)Refer to Note 24 for additional information regarding the fair value of interest rate swap agreements.
(4)The Coronavirus, Aid, Relief and Economic Security Act enacted in 2020 allows employers to defer until a future period the deposit and payment of the employer's share of Social Security taxes in the United States. The amount herein represents the long-term portion of these deferred payroll taxes with the short-term portion recorded on the Company’s consolidated balance sheet under the caption accounts payable and accrued liabilities.
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
Common Shares
The Company’s common shares outstanding as of December 31, 2020 and 2019, were 59,027,047 and 59,009,685, respectively.

Dividends
Cash dividends paid to shareholders are as follows for each of the years in the three-year period ended December 31, 2020:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 7, 2018	March 30, 2018	$0.14	March 20, 2018	58,807,410	$8,333
May 9, 2018	June 29, 2018	$0.14	June 15, 2018	58,817,410	$8,140
August 10, 2018	September 28, 2018	$0.14	September 14, 2018	58,817,410	$8,214
November 7, 2018	December 28, 2018	$0.14	December 14, 2018	58,867,410	$8,089
March 12, 2019	March 29, 2019	$0.14	March 22, 2019	58,665,310	$8,189
May 8, 2019	June 28, 2019	$0.14	June 14, 2019	58,877,185	$8,352
August 7, 2019	September 30, 2019	$0.1475	September 16, 2019	58,877,185	$8,709
November 8, 2019	December 30, 2019	$0.1475	December 16, 2019	58,939,685	$8,742
March 12, 2020	March 31, 2020	$0.1475	March 23, 2020	59,009,685	$8,807
May 12, 2020	June 30, 2020	$0.1475	June 15, 2020	59,009,685	$8,651
August 12, 2020	September 30, 2020	$0.1475	September 15, 2020	59,009,685	$8,574
November 11, 2020	December 31, 2020	$0.1575	December 16, 2020	59,019,546	$9,354
(1)Aggregate dividend payment amounts presented in the table above are adjusted for the impact of foreign exchange rates on cash payments to shareholders.
Share Repurchases
On July 23, 2020, the Company renewed its normal course issuer bid ("NCIB"), under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2021. As of December 31, 2020 and March 11, 2021, 4,000,000 shares remained available for repurchase under the NCIB. The Company's two previous NCIBs, which each allowed repurchases for cancellation up to 4,000,000 common shares, expired on July 22, 2020 and July 22, 2019, respectively. There were no share repurchases during the year ended December 31, 2020 and 2019.
Information regarding share repurchases during the year ended December 31, 2018 is presented in the table below as of:

December 31, 2018
Common shares repurchased	217,100
Average price per common share including commissions	CDN$ 16.02
Carrying value of the common shares repurchased	$1,296
Share repurchase premium (1)	$1,263
Total purchase price including commissions	$2,559
(1)The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in equity.
Stock options
The Company's prior Executive Stock Option Plan ("ESOP"), which was adopted in 1992 and last ratified on June 4, 2015, elapsed on June 4, 2018. In accordance with the TSX rules, no further grants of stock options have been made under the prior ESOP since June 4, 2018. On March 12, 2019, the Board of Directors adopted a new Executive Stock Option Plan ("2019 ESOP") and on June 6, 2019, shareholders approved the 2019 ESOP at the Company's Annual Meeting of Shareholders.
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

Prior ESOP (elapsed on June 4, 2018)
Stock options outstanding under the prior ESOP are equity-settled and expire no later than ten years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. Stock options granted to key employees and executives vest one-third on each of the first three anniversaries of the date of grant. Stock options granted to directors who are not officers of the Company vest 25% on the grant date and 25% on each of the first three anniversaries of the date of grant.
All stock options granted, under both plans described above, were granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the Company's common shares on the TSX for the day immediately preceding the effective date of the grant.
The changes in number of stock options outstanding were as follows for each of the years in the three-year period ended December 31, 2020:

	2020		2019		2018
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	16.49	1,010,901	14.59	1,009,793	12.29	834,375
Granted	7.94	1,533,183	17.54	392,986	21.76	242,918
Exercised	19.94	(17,362)	12.34	(359,375)	12.04	(67,500)
Forfeited	12.34	(77,500)	15.85	(32,503)	—	—
Balance, end of year	11.25	2,449,222	16.49	1,010,901	14.59	1,009,793

Shares issued upon exercise of stock options during 2020, 2019 and 2018 had a weighted average fair value per share at exercise of $20.11, $13.06 and $14.19, respectively.
The following table summarizes information about stock options outstanding and exercisable for each of the years in the three-year period ended December 31, 2020:

	Options outstanding			Options exercisable
Range of exercise prices (CDN$)	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2020
$7.94	1,533,183	6.76	7.94	—	—
$12.04 to $12.55	320,000	2.82	12.30	320,000	12.30
$17.54	362,982	5.67	17.54	115,994	17.54
$21.76	233,057	4.71	21.76	152,084	21.76
	2,449,222	5.89	11.25	588,078	15.78
December 31, 2019
$12.04 to $12.55	397,500	3.13	12.30	397,500	12.30
$17.54	370,483	6.62	17.54	—	—
$21.76	242,918	5.61	21.76	80,973	21.76
	1,010,901	5.01	16.49	478,473	13.90
December 31, 2018
$12.04 to $12.14	386,250	2.18	12.05	386,250	12.05
$12.55 to $14.34	380,625	2.88	12.59	380,625	12.59
$21.76	242,918	6.61	21.76	—	—
	1,009,793	3.51	14.59	766,875	12.32

The weighted average fair value of stock options granted was estimated using the Black-Scholes option pricing model. The following table summarizes information about the weighted average fair value of stock options granted during each of the years in the three-year period ending December 31, 2020, including the weighted average assumptions used in the model:

	December 31, 2020	December 31, 2019	December 31, 2018
Weighted average fair value of stock options granted	$0.44	$2.21	$3.65
Weighted average model assumptions:
Expected life	5.5 years	4.9 years	4.8 years
Expected volatility (1)	34.18%	29.79%	32.09%
Risk-free interest rate	0.75%	1.44%	2.05%
Expected dividends	10.79%	4.27%	3.30%
Stock price at grant date	CDN$ 7.94	CDN$ 17.54	CDN$ 21.76
Exercise price of awards	CDN$ 7.94	CDN$ 17.54	CDN$ 21.76
Foreign exchange rate USD to CDN	1.4526	1.3380	1.2809
(1)Expected volatility was calculated by applying a weighted average of the daily closing price on the TSX for a term commensurate with the expected life of the grant.
Restricted Share Units
On March 7, 2018, the Board of Directors approved the addition of RSUs as an available cash-settled award type. A RSU is a right to receive a cash payment equal to the five trading days VWAP of the Company’s common shares on the TSX immediately preceding a date specified in the grant terms after completion of time-based vesting conditions. The purpose of a RSU is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. RSUs accrue dividend equivalents which are paid in cash at the end of the vesting period. A dividend equivalent is calculated as the number of settled RSUs multiplied by the amount of cash dividends per share declared and paid by the Company between the date of grant and the settlement date.
The following table summarizes information about RSUs for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
RSUs granted	281,326	120,197	113,047
Weighted average fair value per RSU granted	$6.07	$13.74	$16.29
RSUs forfeited	8,643	7,412	1,228
The following table summarizes information about RSUs outstanding as of:

	December 31, 2020	December 31, 2019
RSUs outstanding	497,287	224,604
Weighted average fair value per RSU outstanding	$18.91	$12.67
Performance Share Units

A PSU is a right that has a value equal to the five trading days VWAP of the Company's common shares on the TSX immediately preceding a date specified in the grant terms. The purpose of a PSU is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. Grants of PSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. PSUs accrue dividend equivalents which are paid in cash at the settlement date. A dividend equivalent is calculated as the number of settled PSUs multiplied by the amount of cash dividends per share declared and paid by the Company between the date of grant and the settlement date.

Grant details for PSUs granted prior to December 31, 2017:

The number of PSUs granted prior to December 31, 2017 that will be eligible to vest can range from 0% to 150% of the Target Shares ("Target Shares" reflects 100% of the PSUs granted) based on the Company's total shareholder return ("TSR") ranking relative to a specified peer group of companies (the "Peer Group") over the measurement period as outlined in the table below:

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

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
75th percentile or above	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
Grant details for PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2017 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•50% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and
•50% based on the Company's average return on invested capital over the measurement period as compared to internally developed thresholds (the “ROIC Performance”) as set out in the table below.
Grant details for PSUs granted subsequent to December 31, 2019:
The number of PSUs granted subsequent to December 31, 2019 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•25% based on the Company's TSR ranking relative to the S&P North America SmallCap Materials (Industry Group) Index (the "Index Group") over the measurement period as set out in the table below;
•25% based on the Company's TSR ranking relative to the Peer Group over the measurement period as set out in the table below; and
•50% based on the Company's ROIC Performance as set out in the table below.

The relative TSR performance adjustment factor is determined as follows:

TSR Ranking Relative to the Index Group/Peer Group	Percent of Target Shares Vested
90th percentile or higher	200%
75th percentile	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
The ROIC Performance adjustment factor is determined as follows:

ROIC Performance	Percent of Target Shares Vested
1st Tier	0%
2nd Tier	50%
3rd Tier	100%
4th Tier	150%
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
The following table summarizes information about PSUs for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
PSUs granted	694,777	291,905	284,571
Weighted average fair value per PSU granted	$5.59	$14.28	$17.84
PSUs forfeited/cancelled	25,923	23,739	16,053
PSUs cancelled by performance factor (1)	346,887	401,319	2,125
PSUs settled	—	—	335,465
Weighted average fair value per PSU settled	$—	$—	$15.87
Cash payment on settlement	$—	$—	$5,863
(1)The table below provides further information regarding the PSUs settled included in the table above. The number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 14, 2015	March 21, 2018	217,860	100%	217,860
May 14, 2015	May 22, 2018	115,480	100%	115,480
May 20, 2015	May 28, 2018	4,250	50%	2,125
March 21, 2016	March 21, 2019	371,158	—%	—
December 20, 2016	December 20, 2019	30,161	—%	—
March 20, 2017	March 20, 2020	346,887	—%	—

The weighted average fair value of PSUs granted in the three-year period ended December 31, 2020 were based 50% on the VWAP of the Company's common shares on the TSX for the five trading days immediately preceding the grant date and 50% based on a Monte Carlo simulation model implemented in a risk-neutral framework considering the assumptions presented in the following table:

	2020	2019	2018
5 day VWAP at grant date	CDN$ 8.63	CDN$ 18.31	CDN$ 21.22
Monte Carlo simulation model assumptions:
Expected life	3 years	3 years	3 years
Expected volatility (1)	36%	25%	30%
US risk-free interest rate	0.3%	2.36%	2.43%
Canadian risk-free rate	0.59%	1.6%	1.96%
Expected dividends (2)	CDN$ 0.00	CDN$ 0.00	CDN$ 0.00
Performance period starting price (3)	CDN$ 16.25	CDN$ 16.36	CDN$ 21.13
Stock price as of estimation date	CDN$ 7.24	CDN$ 18.06	CDN$ 20.59

(1)Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of the grant.
(2)A participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of settled PSUs multiplied by the amount of cash dividends per share declared and paid by the Company between the date of grant and the settlement date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.
(3)The performance period starting price is measured as the VWAP for the common shares of the Company on the TSX on the grant date.
The following table summarizes information about PSUs outstanding as of:

	December 31, 2020	December 31, 2019
PSUs outstanding	1,223,053	901,086
Weighted average fair value per PSU outstanding	$28.53	$8.09
Based on the Company’s performance adjustment factors as of December 31, 2020, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2020, would be as follows:

Grant Date	Performance
March 21, 2018	155.7%
March 21, 2019	138.2%
March 23, 2020	168.7%
Deferred Share Unit Plan
DSUs are granted to non-executive directors as a result of an annual grant, in lieu of dividends and/or in lieu of cash for semi-annual directors’ fees and must be retained until the director leaves the Company’s Board of Directors. The purpose of a DSU is to tie a portion of the value of the compensation of non-executive directors to the future value of the Company's common shares. A DSU is a right that has a value equal to the five trading days VWAP of the Company's common shares on the TSX immediately preceding a date specified in the grant terms.
The following table summarizes information about DSUs for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
DSUs granted	115,114	72,434	69,234
Weighted average fair value per DSU granted	$10.26	$13.83	$14.75
DSUs settled	—	—	37,668
Weighted average fair value per DSU settled	$—	$—	$14.50
Cash payments on DSUs settled	$—	$—	$546

The following table summarizes information about DSUs outstanding as of:

	December 31, 2020	December 31, 2019
DSUs outstanding	386,541	271,427
Weighted average fair value per DSU outstanding	$18.91	$12.67
Stock Appreciation Rights
SAR awards are for directors, executives and other designated employees of the Company. A SAR is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the TSX on the date of exercise. SARs are settled only in cash and expire no later than ten years after the date of the grant. All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares of the Company on the TSX on the trading day immediately preceding the day on which a SAR is granted. SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. SARs granted to directors who are not officers of the Company will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years. SARs were granted only in 2012 with a base price of CDN$7.56.
There were no SARs outstanding as of and since December 31, 2018. The SAR Plan was terminated in 2020.
The following table summarizes information regarding SARs activity for the year ended December 31, 2018:

2018
SARs exercised	147,500
Cash payments on exercise	$1,481

Summary of Share-based Compensation Expense and Share-based Compensation Liabilities
The following table summarizes share-based compensation expense (benefit) recorded in earnings in SG&A for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Stock options	738	701	467
PSUs	14,829	(2,057)	866
DSUs	3,819	914	230
RSUs	3,493	943	448
SARs	—	—	(97)
	22,879	501	1,914

The following table summarizes share-based liabilities recorded in the consolidated balance sheets for the years ended:

	December 31, 2020	December 31, 2019
Share-based compensation liabilities, current	$	$
PSUs (1)	8,446	1,291
DSUs (2)	7,354	3,457
RSUs	1,969	200
	17,769	4,948

Share-based compensation liabilities, non-current
PSUs (1)	10,743	3,055
RSUs	2,921	1,192
	13,664	4,247

(1)     Includes dividend equivalents accrued on awards.
(2)    Includes dividend equivalent grants.

Change in Contributed Surplus
The following table summarizes the activity in the consolidated changes in equity under the caption contributed surplus for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Change in excess tax benefit on exercised share-based awards	—	(38)	(7)
Change in excess tax benefit on outstanding share-based awards	5,306	21	(737)
Share-based compensation expense credited to capital on options exercised	(50)	(976)	(179)
Share-based compensation expense for stock options	738	701	467
Increase (decrease) in contributed surplus	5,994	(292)	(456)
19 - BUSINESS ACQUISITION
Nortech Packaging Acquisition
On February 11, 2020, the Company acquired substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") for an aggregate purchase price of $46.5 million, net of cash balances acquired ("Nortech Acquisition"). This amount includes potential earn-out consideration of up to $12.0 million, contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. Refer to Note 24 for further discussion of this financial liability and inputs used in management's estimation of fair value. The initial purchase price amount paid was financed using funds available under the Company's revolving credit facility.
Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging.
Excluding working capital adjustments, cash balances acquired and the contingent consideration noted above, the purchase price was $36.5 million. As of December 31, 2020, the former owners of Nortech have in escrow approximately $4.7 million related to customary representations, warranties and covenants in the asset purchase agreement, which contains customary indemnification provisions. The transaction is being accounted for using the acquisition method of accounting.

The net cash consideration paid on the closing date for the acquisition described above was as follows:

February 11, 2020
$
Consideration paid in cash	36,188
Estimated fair value of contingent consideration (1)	10,806
Consideration transferred	46,994
Less: cash balances acquired	484
Consideration transferred, net of cash acquired	46,510
(1)The gross contractual contingent consideration amount of $12.0 million is included in the gross consideration total at its net present value when the contingency was entered into on the date of acquisition, which is discounted over two years using a discount rate of 5.38%. As of December 31, 2020, management continues to believe that the absence of any future payment toward the contingent consideration obligation is probable due to the macroeconomic events and uncertainty related to the COVID-19 pandemic that have transpired since the date of the acquisition. Refer to Note 24 for further discussion of this financial liability and inputs used in management's estimation of fair value.
The fair values of net identifiable assets acquired at the date of acquisition were as follows:

February 11, 2020
$
Current assets
Cash	484
Trade receivables (1)	2,749
Inventories	5,123
Other current assets	199
Property, plant and equipment	921
Intangible assets	21,519
30,995
Current liabilities
Accounts payable and accrued liabilities	9,493
Borrowings and lease liabilities, current	143
Borrowings and lease liabilities, non-current	5
9,641
Fair value of net identifiable assets acquired	21,354
(1)The gross contractual amounts receivable were $3.2 million. As of December 31, 2020, the Company has collected approximately $2.9 million of the outstanding trade receivables, with $0.3 million expected to remain uncollected.
The fair value of goodwill at the date of acquisition was as follows:

February 11, 2020
$
Consideration transferred	46,994
Less: fair value of net identifiable assets acquired	21,354
Goodwill	25,640
Goodwill recognized is primarily related to growth expectations, revenue synergies, and expected future profitability. The Company expects all of the recorded goodwill to be deductible for income tax purposes.
The Nortech Acquisition’s impact on the Company’s consolidated earnings was as follows:

February 12 through December 31, 2020
$
Revenue	11,674
Net loss	2,103

Had the Nortech Acquisition been effective as of January 1, 2020, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2020
$
Revenue	16,424
Net loss	1,332
The Company's acquisition-related costs of $0.8 million are excluded from the consideration transferred. Approximately $0.1 million and $0.7 million of these costs are included in the Company’s consolidated earnings, primarily in selling, general and administrative expenses for the years ended December 31, 2020 and 2019, respectively.
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
In Canada, the Company maintains defined contribution pension plans for certain employees and contributes amounts equal to up to 4% of each participant’s eligible salary. Among investment options available to participants is a common trust fund that holds cash and common shares of the Company.
The amount expensed with respect to the defined contribution plans for the years ended December 31, was $6.8 million in 2020, $7.1 million in 2019 and $3.5 million in 2018.
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
In the US, the Company provides group health care benefits to certain eligible retired employees. In Canada, the Company provides group health care, dental and life insurance benefits for certain eligible retired employees.
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
Other long-term employee benefit plans
In the US, the Company provides a deferred compensation plan to certain employees. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. As of December 31, 2020 and 2019, the deferred compensation plan assets totalled $5.7 million and $4.0 million, respectively, and are presented in other assets in the consolidated balance sheets. As of December 31, 2020 and 2019, the deferred compensation plan liabilities totalled $5.6 million and $4.0 million, respectively, and are presented in the consolidated balance sheets under the captions accounts payable and accrued liabilities for amounts expected to settle in the next twelve months and other liabilities for amounts not expected to settle in the next twelve months.
Governance and oversight
The defined contribution and defined benefit pension plans sponsored by the Company are subject to the requirements of the Employee Retirement Income Security Act and related legislation in the US and the Canadian Income Tax Act and provincial legislation in Ontario and Nova Scotia. In addition, all actuarial computations related to defined benefit plans are based on actuarial assumptions and methods determined in accordance with the generally recognized and accepted actuarial principles and practices prescribed by the Actuarial Standards Board, the American Academy of Actuaries and the Canadian Institute of Actuaries.
Minimum funding requirements are computed based on methodologies and assumptions dictated by regulation in the US and Canada. The Company’s practice is to fund at least the statutory minimum required amount for each defined benefit plan’s plan year. However, the Company may make additional discretionary contributions as deemed necessary.
The Company’s Retirement Plans Committee, composed of management and benefits personnel, makes investment decisions for the Company’s pension plans. The asset liability matching strategy of the pension plans and plan asset performance is reviewed at least semi-annually in terms of risk and return profiles with external investment management advisors, actuaries and plan trustees. The Committee, together with external investment management advisors, actuaries and plan trustees, has established a target mix of equity, fixed income, and alternative securities based on funded status level and other variables of each defined benefit plan.
The assets of the funded or partially funded defined benefit pension plans are held separately from those of the Company in funds under the control of trustees.
Information Relating to the Various Benefit Plans
A reconciliation of the defined benefit obligations and plan assets is presented in the table below for the years ended:

	Pension plans		Other plans
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	91,148	80,696	2,907	2,780
Current service cost	1,132	1,036	62	60
Interest cost	2,701	3,228	80	106
Benefits paid	(4,456)	(5,476)	(78)	(70)
Actuarial (gains) losses from demographic assumptions	(666)	(542)	(4)	17
Actuarial losses from financial assumptions	9,561	10,924	105	209
Experience losses (gains)	282	692	(88)	(273)
Foreign exchange rate adjustment	507	590	34	78
Balance, end of year	100,209	91,148	3,018	2,907
Fair value of plan assets
Balance, beginning of year	79,003	68,578	—	—
Interest income	2,297	2,713	—	—
Return on plan assets (excluding amounts included in net interest expense)	8,494	11,789	—	—
Contributions by the employer	1,051	1,261	78	—

	Pension plans		Other plans
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
	$	$	$	$
Benefits paid	(4,456)	(5,476)	(78)	—
Administration expenses	(379)	(422)	—	—
Foreign exchange rate adjustment	415	560	—	—
Balance, end of year	86,425	79,003	—	—
Funded status – deficit	13,784	12,145	3,018	2,907
The defined benefit obligations and fair value of plan assets broken down by geographical locations is as follows for the years ended:

	December 31, 2020
	US	Canada	Total
	$	$	$
Defined benefit obligations	81,883	21,344	103,227
Fair value of plan assets	(69,649)	(16,776)	(86,425)
Deficit in plans	12,234	4,568	16,802

	December 31, 2019
	US	Canada	Total
	$	$	$
Defined benefit obligations	75,571	18,484	94,055
Fair value of plan assets	(63,877)	(15,126)	(79,003)
Deficit in plans	11,694	3,358	15,052
The defined benefit obligations for pension plans broken down by funding status are as follows for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Wholly unfunded	13,460	12,187
Wholly funded or partially funded	86,749	78,961
Total obligations	100,209	91,148
A reconciliation of pension and other post-retirement benefits recognized in the consolidated balance sheets is as follows for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Pension Plans
Present value of the defined benefit obligations	100,209	91,148
Fair value of the plan assets	86,425	79,003
Deficit in plans	13,784	12,145
Assets recognized in Other assets	3,024	1,966
Liabilities recognized	16,808	14,111
Pension benefits recognized in balance sheets	13,784	12,145
Other plans
Present value of the defined benefit obligations and deficit in the plans	3,018	2,907
Liabilities recognized	3,018	2,907
Total plans
Total assets recognized in Other assets	3,024	1,966
Total liabilities recognized	19,826	17,018
Total pension and other post-retirement benefits recognized in balance sheets	16,802	15,052

The composition of plan assets based on the fair value was as follows for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Asset category
Cash	78	110
Equity instruments	14,838	13,753
Fixed income instruments	71,509	65,140
Total	86,425	79,003
Approximately 100% of equity and fixed income instruments as of December 31, 2020 and 2019, respectively, were held in mutual funds or pooled separate accounts valued at net asset value ("NAV") provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Units of participation in pooled separate accounts invested in mutual funds and common stock, are valued based on the NAV of the underlying investments held in the pooled separate accounts at year-end. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.
The following tables present the defined benefit expenses recognized in consolidated earnings for each of the years in the three-year period ended December 31, 2020:

	Pension plans			Other plans
	2020	2019	2018	2020	2019	2018
	$	$	$	$	$	$
Current service cost	1,132	1,036	1,193	62	60	44
Administration expenses	379	422	611	—	—	—
Net interest expense	404	515	814	80	106	106
Net costs recognized in the statement of consolidated earnings	1,915	1,973	2,618	142	166	150

	Total plans
	2020	2019	2018
	$	$	$
Current service cost	1,194	1,096	1,237
Administration expenses	379	422	611
Net interest expense	484	621	920
Net costs recognized in the statement of consolidated earnings	2,057	2,139	2,768
The table below presents the defined benefit liability or asset remeasurement recognized in OCI for each of the years in the three-year period ended December 31, 2020:

	Pension plans			Other plans
	2020	2019	2018	2020	2019	2018
	$	$	$	$	$	$
Actuarial gains (losses) from demographic assumptions	666	542	163	4	(17)	(21)
Actuarial (losses) gains from financial assumptions	(9,561)	(10,924)	5,186	(105)	(209)	210
Experience (losses) gains	(282)	(692)	(266)	88	273	113
Return on plan assets (excluding amounts included in net interest expense)	8,494	11,789	(2,369)	—	—	—
Total amounts recognized in OCI	(683)	715	2,714	(13)	47	302
The Company currently expects to contribute a total of $1.1 million to its defined benefit pension plans and $0.3 million to its health and welfare plans in 2021.
The weighted average duration of the defined benefit obligations as of December 31, 2020 and 2019 is 13 years for US plans and 18 years for Canadian plans, for both periods.
75

The significant weighted average assumptions which were used to measure defined benefit obligations are as follows for the years ended:

	US plans		Canadian plans
	December 31, 2020	December 31, 2019	December 31, 2020	December 31, 2019
Discount rate
Pension plans (end of the year) (1)	2.15%	2.98%	2.55%	3.15%
Pension plans (current service cost) (2)	3.10%	4.13%	3.20%	4.10%
Other plans (end of the year) (1)	1.65%	2.60%	2.55%	3.15%
Other plans (current service cost) (2)	2.82%	3.91%	3.20%	4.10%
Life expectancy at age 65 (in years) (3)
Current pensioner - Male	19	20	22	22
Current pensioner - Female	21	22	25	25
Current member aged 45 - Male	21	21	23	23
Current member aged 45 - Female	23	23	26	26
(1)Represents the discount rate used to calculate the accrued benefit obligation at the end of the year and applied to other components such as interest cost in the following year.
(2)Represents the discount rate used to calculate annual service cost.
(3)Utilizes mortality tables issued by the Society of Actuaries and the Canadian Institute of Actuaries.

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

	December 31, 2020	December 31, 2019
	$	$
Discount rate
Increase of 1%	(12,590)	(11,157)
Decrease of 1%	15,637	13,812
Mortality rate
Life expectancy increased by one year	3,491	2,891
Life expectancy decreased by one year	(3,588)	(3,155)

21 - SUPPLEMENTAL DISCLOSURES BY GEOGRAPHIC LOCATION AND PRODUCT LINE
The following table presents geographic information about revenue attributed to countries based on the location of external customers for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Revenue
Canada	119,287	104,842	96,434
Germany	25,387	26,082	24,361
United States	966,729	923,239	834,989
Other	101,625	104,356	97,235
Total revenue	1,213,028	1,158,519	1,053,019

The following table presents geographic information about long-lived assets by country based on the location of the assets for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Property, plant and equipment
Canada	34,984	36,855
India	54,518	57,857
Portugal	24,720	23,880
United States	300,950	296,719
Other	42	—
Total property, plant and equipment	415,214	415,311
Goodwill
Canada	12,309	12,032
India	26,905	27,606
United States	93,680	68,039
Total goodwill	132,894	107,677
Intangible assets
Canada	13,167	13,595
India	12,389	15,530
United States	98,718	85,924
Total intangible assets	124,274	115,049
Other assets
Canada	165	205
India	192	22
Portugal	34	33
United States	12,919	10,258
Total other assets	13,310	10,518
The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Revenue
Tape	713,781	666,571	672,856
Film	181,180	184,398	184,743
Engineered coated products	159,933	162,955	126,973
Protective packaging	152,710	135,605	57,070
Other	5,424	8,990	11,377
	1,213,028	1,158,519	1,053,019

22 - RELATED PARTY TRANSACTIONS
The Company’s key personnel include all non-executive directors on the Board (ten in 2020, eight in 2019 and seven in 2018) and senior executive level members of management (eight in 2020, six in 2019 and 2018). Key personnel remuneration includes the following expenses for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	8,845	6,124	5,080
Post-employment and other long-term benefits	593	604	205
Share-based compensation expense (1)	12,894	1,152	1,154
Total remuneration	22,332	7,880	6,439

(1)    The table above does not include amounts recognized in deficit for share-based compensation arising as a result of the amendments to the DSU and PSU plans.
23 - COMMITMENTS
Commitments Under Service Contracts
The Company entered into a five-year electricity service contract for one of its manufacturing facilities on May 1, 2016, under which the Company has reduced the overall cost of electricity consumed by the facility and expects to continue to do so until contract expiration. The service contract required the Company to pay for unrecovered power supply costs incurred by the supplier in the event of early termination, declining monthly based on actual service billings to date. As of December 31, 2020, the Company has fulfilled its commitment under the contract and would not be subject to termination penalties in the event of cancellation.
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $1.7 million annually in 2021 through 2023 and $1 million for the total billings expected over the remainder of the contract up to 2024. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $2.4 million as of December 31, 2020. This amount is expected to decline annually until the expiration of the contract assuming there are insignificant fluctuations in kilowatt hour peak demand.
The Company has entered into agreements with various utility suppliers to fix certain energy costs, including natural gas, through December 2024 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $7.7 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
Commitments to Suppliers
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2020, the Company had on hand $5.9 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2021 totaling approximately $9.9 million as of December 31, 2020. Subsequent to December 31, 2020, the Company entered into an agreement with a raw material supplier to purchase raw materials at a fixed rate from September 2021 through December 2022, totaling approximately $7.1 million. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future.
24 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The classification of financial instruments, as well as their carrying amounts, are as follows for the years ended:

	Amortized cost	Fair value through earnings	Derivatives used for hedging (fair value through OCI)
	$	$	$
December 31, 2020
Financial assets
Cash	16,467	—	—
Trade receivables	162,235	—	—
Supplier rebates and other receivables	4,627	—	—
Total financial assets	183,329	—	—
Financial liabilities
Accounts payable and accrued liabilities (1)	140,011	—	—
Interest rate swap agreements	—	—	4,025
Borrowings (2)	447,842	—	—
Non-controlling interest put options	—	15,758	—
Total financial liabilities	587,853	15,758	4,025

December 31, 2019
Financial assets
Cash	7,047	—	—
Trade receivables	133,177	—	—
Supplier rebates and other receivables	3,584	—	—
Total financial assets	143,808	—	—
Financial liabilities
Accounts payable and accrued liabilities (1)	115,501	—	—
Interest rate swap agreements	—	—	1,339
Borrowings (2)	464,054	—	—
Non-controlling interest put options	—	13,634	—
Total financial liabilities	579,555	13,634	1,339

(1)Excludes employee benefits and taxes payable
(2)Excludes lease liabilities

Total interest expense (calculated using the effective interest method) for financial assets or financial liabilities that are not at fair value through earnings are as follows for each of the years in the three-year period ended December 31, 2020:

	2020	2019	2018
	$	$	$
Interest expense calculated using the effective interest rate method	27,243	31,040	19,020

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
The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and are consistent with accepted economic methods for pricing financial instruments. There were no transfers between Level 1 and Level 2 in 2020 or 2019.
The carrying amounts of the following financial assets and liabilities are considered a reasonable approximation of fair value given their short maturity periods:
•cash
•trade receivables
•supplier rebates and other receivables
•accounts payable and accrued liabilities (excluding employee benefits and taxes payable)
Borrowings (Excluding Lease Liabilities)
The company's borrowings, other than the Senior Unsecured Notes discussed below, consist primarily of variable rate debt. The corresponding fair values are estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing. Accordingly, the carrying amounts are considered to be a reasonable approximation of the fair values.
The fair value of the Company's Senior Unsecured Notes is based on the trading levels and bid/offer prices observed by a market participant. As of December 31, 2020 and 2019, the Senior Unsecured Notes had a carrying value, including unamortized debt issuance cost, of $246.2 million and $245.7 million, respectively, and a fair value of $265.4 million and $264.7 million, respectively.
As of December 31, 2020, and 2019, the Company categorizes its borrowings as Level 2 on the three-level fair value hierarchy.
Refer to Note 14 for additional information on borrowings.
Interest Rate Swap Agreements
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted as a rate that reflects the credit risk of various counterparties.
As of December 31, 2020 and 2019, the Company categorizes its interest rate swaps as Level 2 on the three-level fair value hierarchy.
Non-controlling interest put options
The Company is party to a shareholders’ agreement that contains put options, which provide each of the non-controlling interest shareholders of the Company's 55% controlling ownership stake in Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition. The agreed-upon purchase price is equal to the fair market valuation as determined through a future negotiation or, as needed, a valuation to be performed by an independent and qualified expert at the time of exercise. Finalization of the acquisition resulted in the initial recognition of $10.9 million in present obligations recorded in non-controlling interest put options, and a corresponding reduction of equity on the consolidated balance sheet as of December 31, 2018.
During the years ended December 31, 2020 and 2019, the fair market valuation of the obligation was reassessed by management resulting in a $2.5 million and $3.3 million increase in the liability, respectively, and a corresponding loss recorded in finance costs (income) in other (income) expense, net. As of December 31, 2020 and 2019, the amounts recorded on the consolidated balance sheets for this obligation are $15.8 million and $13.6 million, respectively.
The Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. These estimations are intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The estimation as of December 31, 2020 was calculated using significant unobservable inputs including estimations of undiscounted future annual cash inflows ranging between approximately $1.5 million and $5.0 million. The estimation as of December 31, 2019 was calculated using significant unobservable inputs including estimations of undiscounted future annual cash inflows ranging from $2.0 million and $5.0 million. A discount rate of 11% was used, which the Company believes to be commensurate with the risks inherent in the ownership interest as of December 31, 2020 and 2019. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could have resulted in a higher or lower fair value measurement.
A reconciliation of the carrying amount of non-controlling interest put options follows for the years ended December 31, 2020 and 2019:

Non-controlling interest put options
$
Balance as of December 31, 2018	10,499
Foreign exchange	(204)
Valuation adjustment made to non-controlling interest put options	3,339
Balance as of December 31, 2019	13,634
Foreign exchange	(346)
Valuation adjustment made to non-controlling interest put options	2,470
Balance as of December 31, 2020	15,758
Contingent Consideration
In connection with the Nortech Acquisition, the Company may be required to pay additional consideration to the former owners of Nortech contingent upon the achievement of certain designated financial metrics following a measurement period as specified in the asset purchase agreement.

The Company categorizes this contingent consideration as Level 3 of the fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. The Company measures the fair value of its contingent consideration by estimating the present value of probable future net cash outflows from the settlement of the earnout related provisions contained within the asset purchase agreement. These provisions require the Company to pay up to $12.0 million to the former owners of Nortech should the acquired assets generate in excess of certain profit thresholds as defined in the asset purchase agreement, measured over the two-year period following the date of acquisition.

As of the date of the Nortech Acquisition, management deemed it probable that the entire amount of contingent consideration would be paid after the two-year anniversary of the acquisition date, and therefore recorded a $10.8 million financial liability in the opening balance sheet for Nortech, representing the discounted net present value of the $12.0 million potential obligation.

During the second quarter of 2020, however, management concluded that any payment toward this obligation was no longer probable due to the impact of, and macroeconomic events resulting from, COVID-19 and the continued uncertainty surrounding the pandemic. As a result, the Company recorded an adjustment to the related liability in the amount of $11.0 million, with an off-setting gain (net of accretion expense) recorded in finance costs (income) in other (income) expense, net. As of December 31, 2020, management continues to believe that any amount of payment toward this obligation is not probable for the same reasons and, therefore, the Company continues to estimate the fair value of the obligation to be nil. The fair value of the contingent consideration will continue to be reassessed at each reporting date with any changes to be recognized in earnings in finance costs (income) in other (income) expense, net.

The fair value estimations as of the date of the acquisition and as of December 31, 2020 were calculated using significant unobservable inputs including estimations of undiscounted future net cash flows (as measured according to the asset purchase agreement) to be generated by Nortech, which management had previously estimated as of the date of the acquisition to be in excess of $12.5 million over the two-year period following the date of acquisition, but now estimates as of December 31, 2020 to be less than $11.8 million, which represents the minimum threshold for the additional consideration payment according to the asset purchase agreement. A discount rate of 5.38% was used in estimating the net present value of the estimated future cash outflows which represents the Company's estimated incremental borrowing rate as of the date of acquisition and through the date of maturity of the obligation. The fair value of the liability is sensitive to changes in projected profits and thereby, future cash outflows, and the discount rate applied to those future cash outflows, which could have resulted in a higher or lower fair value measurement.
A reconciliation of the carrying amount of contingent consideration follows for the year ended December 31, 2020:

Contingent Consideration
$
Balance as of December 31, 2019	—
Contingent consideration recorded as a result of the Nortech Acquisition	10,806
Increases resulting from net present value discounting	199
Fair value adjustment recorded in finance costs (income)	(11,005)
Balance as of December 31, 2020	—
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
The following table details the Company’s sensitivity to a 10% strengthening of other currencies against the US dollar, and the related impact on finance costs (income) - other (income) expense, net. For a 10% weakening of the other currencies against the US dollar, there would be an equal and opposite impact on finance costs (income) - other (income) expense, net.
The estimated increase (decrease) to finance cost (income) - other (income) expense, net from financial assets and financial liabilities resulting from a 10% strengthening of other currencies against the US dollar, everything else being equal, would be as follows as of December 31:

	2020	2019
	USD$	USD$
Canadian dollar	(3,786)	482
Euro	(125)	(110)
Indian Rupee	(2,525)	(1,089)
	(6,436)	(717)
The Company's primary strategy to minimize its risk of foreign currency exposure is to ensure that the Financial Risk Management Committee:
•monitors the Company's exposures and cash flows, taking into account the large extent of naturally offsetting exposures,
•considers the Company's ability to adjust its selling prices due to foreign currency movements and other market conditions, and
•considers borrowing under available debt facilities in the most advantageous manner, after considering interest rates, foreign currency exposures, expected cash flows and other factors.

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
There is an economic relationship between the hedged item and the hedging instrument as the net investment creates a translation risk that will match the foreign exchange risk on the USD borrowing designated as the hedging instrument. The Company has established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedge risk component. Hedge ineffectiveness will arise when the amount of the investment in the foreign subsidiary becomes lower than the outstanding amount of the Senior Unsecured Notes. Hedge ineffectiveness is recorded in finance costs (income) in other (income) expense, net. To assess hedge effectiveness, the Parent Company determines the economic relationship between the hedging instrument and the hedged item by comparing changes in the carrying amount of the Senior Unsecured Notes that is attributable to a change in the current exchange rate, with changes in the investment in the foreign operation that are attributable to a change in the current exchange rate.

The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows for the years ended December 31:

	2020	2019
	$	$
Gain from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	6,488	11,214
Gain from Senior Unsecured Notes recognized in OCI	6,488	10,280
Gain from hedge ineffectiveness recognized in earnings in finance costs (income) in other (income) expense, net	—	911
Foreign exchange gains recognized in cumulative translation adjustments in the statement of changes in equity	—	23
Deferred tax expense on change in value of the Senior Unsecured Notes recognized in OCI	(764)	(45)

The notional and carrying amounts of the Senior Unsecured Notes are as follows as of:

	December 31, 2020	December 31, 2019
	$	$
Notional Amount	250,000	250,000
Carrying Amount	246,236	245,681

The amounts related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, are as follows for the years ended December 31:

	2020	2019
	$	$
Loss from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	(6,488)	(10,280)

The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, is as follows as of:

	December 31, 2020	December 31, 2019
	$	$
Cumulative gain included in foreign currency translation reserve in OCI	7,347	859

Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates applicable on its variable rate borrowings. The Company’s overall risk management objective is to minimize the long-term cost of debt, taking into account short-term and long-term earnings and cash flow volatility. The Company’s primary strategy to minimize exposure associated with variable rate borrowings is to ensure the Financial Risk Management Committee monitors the Company’s amount of variable rate borrowings, taking into account the current and expected interest rate environment, the Company’s leverage and sensitivity to earnings and cash flows due to changes in interest rates. The Company’s risk management objective at this time is to mitigate the variability in 30-day LIBOR based cash flows. To help accomplish this objective, the Company enters into interest rate swap agreements.
The Company was party to the following interest rate swap agreements which are qualifying cash flow hedges designated as hedging instruments as of December 31, 2020 and 2019:

Effective Date	Maturity	Notional amount $	Settlement	Fixed interest rate paid %
June 8, 2017	June 20, 2022	40,000	Monthly	1.79
August 20, 2018	August 18, 2023	60,000	Monthly	2.045
Additionally, on November 18, 2019 an interest rate swap agreement with a notional amount of $40.0 million and fixed interest rate of 1.61%, which was considered a non-qualifying cash flow hedge, matured and was settled in full and on December 12, 2019, and an interest rate swap agreement with a notional amount of CDN $36.0 million and fixed interest rate of 1.6825%, which was considered a qualifying cash flow hedge, matured and was also settled in full.
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
The Company elects to use the hypothetical derivative methodology to measure the ineffectiveness of its hedging relationships in a given reporting period to be recorded in earnings. Under the hypothetical derivative method, the actual interest rate swaps would be recorded at fair value on the balance sheet, and accumulated OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual interest rate swaps or the cumulative change in the fair value of the hypothetical derivatives. The determination of the fair values of both the hypothetical derivative and the actual interest rate swaps will use discounted cash flows based on the relevant interest rate swap curves. The amount of ineffectiveness, if any, recorded in earnings in finance costs (income) in other (income) expense, net, would be equal to the excess of the cumulative change in the fair value of the actual interest rate swaps over the cumulative change in the fair value of the hypothetical derivatives. Amounts previously included as part of OCI are transferred to earnings in the period during which the hedged item impacts net earnings.

The following table summarizes activity related to interest rate swap agreements designated as hedging instruments for the years ended December 31:

	2020	2019
	$	$
Loss from change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI (1)	(2,685)	(3,416)
Deferred tax benefit on change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI	658	359
Amounts reclassified from cash flow hedging reserve to earnings (2)	—	(503)

(1)The hedging loss recognized in OCI before tax is equal to the change in fair value used for measuring effectiveness. There is no ineffectiveness recognized in earnings.
(2)Reclassification of unrealized gains from OCI as a result of discontinuation of hedge accounting for certain interest rate swap agreements that matured and were settled in full in 2019.

The following table summarizes balances related to interest rate swap agreements designated as hedging instruments as of:

	December 31, 2020	December 31, 2019
	$	$
Carrying amount included in other liabilities	4,025	1,339
Cumulative loss in cash flow hedge reserve, included in OCI, for continuing hedges	(3,097)	(1,070)
As of December 31, 2020, and 2019, the impact on the Company’s finance costs in interest expense from a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $1.0 million and $1.2 million, respectively.

Interest Rate Benchmark Reform

The Company is exposed to the LIBOR interest rate benchmark, which is subject to interest rate benchmark reform as a result of its interest rate swap agreements (designated as hedging instruments) and its variable rate borrowings (the hedged item).

The Company is managing its LIBOR transition plan as a result of the interest rate benchmark reform. The Company expects the greatest change will be amendments to the contractual terms of the LIBOR-referenced variable rate borrowings and the associated interest rate swaps and the corresponding update of the hedge designation. However, the changed reference rate may also affect other systems, processes, risk and valuation models, and may have tax and accounting implications.

The Company has applied the following reliefs that were introduced by Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in September 2019:
•When considering the ‘highly probable’ requirement, the Company has assumed that the LIBOR interest rate on which the Company’s hedged borrowings is based does not change as a result of LIBOR reform.
•In assessing whether the hedge is expected to be highly effective on a forward-looking basis, the Company has assumed that the LIBOR interest rate on which the cash flows of the hedged borrowings and the interest rate swap agreements that hedges it are based is not altered by LIBOR reform.

As a result, the Company will retain the cumulative gain or loss in the cash flow hedge reserve for designated cash flow hedges that are subject to interest rate benchmark reforms, even though there is uncertainty around the timing and amount of the cash flows of the hedged items. In the event the Company no longer expects the hedged future cash flows to occur due to reasons other than interest rate benchmark reform, the cumulative gain or loss will be immediately reclassified to profit or loss.

The Company will continue to apply Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) until there is no longer uncertainty around the timing and the amount of the underlying cash flows to which the Company is exposed. The Company has assumed that this uncertainty will not end until the Company’s contracts that reference LIBOR are amended to specify the date on which the interest rate benchmark will be replaced, the cash flows of the alternative benchmark rate, and the relevant spread adjustment.

Concentration and Credit Risk
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
Revenue and trade receivables
There was one customer as of December 31, 2020 and 2019 with sales that accounted for 11% and 7%, respectively, of the Company's total revenue for the years then ended. The Company's customer base is diverse and there were no other individual customers that accounted for more than 5% of the Company’s revenue. This one customer had trade receivables that accounted for 17% and 15% of the Company’s total trade receivables as of December 31, 2020 and 2019, respectively. These trade receivables were current as of December 31, 2020 and 2019, and the Company believes its credit risk with respect to this customer is limited due to the customer's strong financial condition, creditworthiness, payment history, and relationship with the Company. There were no other individual customers that accounted for more than 5% of the Company’s trade receivables as of December 31, 2020 and 2019, respectively. The Company believes its credit risk with respect to trade receivables overall is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in actual losses.
The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2020	December 31, 2019
	$	$
Current	138,798	115,853
Past due accounts not impaired
1 – 30 days past due	15,257	13,602
31 – 60 days past due	2,798	1,604
61 – 90 days past due	1,299	956
Over 90 days past due	4,083	1,162
	23,437	17,324
Allowance for expected credit loss	1,268	909
Gross accounts receivable	163,503	134,086
The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance for individually impaired trade receivables by considering a number of factors, including notices of liquidation, information provided by credit monitoring services, the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, the customer’s history of paying balances when they are past due, historical results and the condition of the general economy and the industry as a whole. After considering the factors above, at December 31, 2020, the Company has determined there is no significant increase or decrease in its trade receivable credit risk since their initial recognition, including the impacts of COVID-19.

The Company writes off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for expected credit loss. Amounts are written-off based on the final results of bankruptcy or liquidation proceedings, as well as consideration of local statutes of limitations and other regulations permitting or requiring the write-off of trade receivables. Substantially all of the trade receivables written off during the year ended December 31, 2020 are still subject to enforcement activity.
The Company’s maximum exposure to credit risk at the end of the reporting period would be the gross accounts receivable balance shown in the table above. In general, the Company does not hold collateral with respect to its trade receivables.
The following table presents a continuity summary of the Company’s allowance for expected credit loss as of and for the years ended December 31:

	2020	2019
	$	$
Balance, beginning of year	909	659
Additions	545	357
Write-offs	(197)	(104)
Foreign exchange	11	(3)
Balance, end of year	1,268	909
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

The maturity analysis for financial liabilities and finance lease liabilities is as follows for the years ended:

	Non-controlling interest put options	Borrowings (1)	Interest on borrowings (1)	Lease liabilities	Interest on Lease liabilities	Accounts payable and accrued liabilities (2)	Total
	$	$	$	$	$	$	$
December 31, 2020
Current maturity	—	19,131	22,813	7,088	2,303	140,011	191,346
2022	—	18,663	22,197	9,013	1,853	—	51,726
2023	—	163,025	19,224	6,473	1,424	—	190,146
2024	—	1,183	17,500	4,577	1,070	—	24,330
2025	—	817	17,500	3,869	817	—	23,003
2026 and thereafter	15,758	250,408	13,125	11,102	2,745	—	293,138
	15,758	453,227	112,359	42,122	10,212	140,011	773,689

	Non-controlling interest put options	Borrowings (1)	Interest on Borrowings (1)	Lease liabilities	Interest on Lease liabilities	Accounts payable and accrued liabilities (2)	Total
	$	$		$		$	$
December 31, 2019
Current maturity	—	20,235	25,861	6,084	2,586	115,501	170,267
2021	—	16,399	25,295	6,057	2,218	—	49,969
2022	—	18,050	24,770	8,271	1,793	—	52,884
2023	—	164,236	20,660	5,885	1,384	—	192,165
2024	—	550	17,792	4,082	1,044	—	23,468
2025 and thereafter	13,634	250,825	31,014	14,377	3,555	—	313,405
	13,634	470,295	145,392	44,756	12,580	115,501	802,158

(1)Excludes lease liabilities
(2)Excludes employee benefits and taxes payable
As of December 31, 2020, the Company had $16.5 million of cash and $392.2 million of loan availability (composed of committed funding of $384.5 million and uncommitted funding of $7.7 million), yielding total cash and loan availability of $408.7 million compared to total cash and loan availability of $406.0 million as of December 31, 2019.
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
As of December 31, 2020, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $55.6 million ($56.2 million in 2019). A similar decrease of 10% will have the opposite impact.
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

The capital structure of the Company consists of cash, borrowings and equity. A summary of the Company’s capital structure is as follows for the years ended:

	December 31, 2020	December 31, 2019
	$	$
Cash	16,467	7,047
Borrowings (excluding lease liabilities)	447,842	464,054
Total equity	316,682	272,228
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
On March 11, 2021, the Company declared a cash dividend of $0.1575 per common share payable on March 31, 2021 to shareholders of record at the close of business on March 22, 2021. The estimated amount of this dividend payment is $9.3 million based on 59,027,047 shares of the Company’s common shares issued and outstanding as of March 11, 2021.

