Form 20-F
period 2021-12-31
INTERTAPE POLYMER GROUP INC
filed 2022-03-31
CIK 880224

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  ________________________________________
FORM 20-F
________________________________________

☐     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Not applicable
(Title of Class)
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. As of December 31, 2021, there were 59,284,947 common shares outstanding.
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
Large accelerated filer  ☒            Accelerated filer  ☐           Non-accelerated filer  ☐ Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with US GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

TABLE OF CONTENTS

		Page
PART I.................................................................................................................................................................................		7

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS....................................	7

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE......................................................................	7

ITEM 3:	KEY INFORMATION...........................................................................................................................	7

A.	SELECTED FINANCIAL DATA...................................................................................................	7

B.	CAPITALIZATION AND INDEBTEDNESS................................................................................	7

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS..........................................................	7

D.	RISK FACTORS.............................................................................................................................	7

ITEM 4:	INFORMATION ON THE COMPANY ...............................................................................................	20

A.	HISTORY AND DEVELOPMENT OF THE COMPANY............................................................	21

B.	BUSINESS OVERVIEW................................................................................................................	26

(1)	Products, Markets and Distribution.................................................................................................	26
(2)	Customers and Sales........................................................................................................................	35
(3)	Seasonality of the Company’s Main Business.................................................................................	36
(4)	Equipment and Raw Materials........................................................................................................	36
(5)	Marketing Channels.........................................................................................................................	37
(6)	Trademarks and Patents...................................................................................................................	37
(7)	Competition.....................................................................................................................................	38
(8)	Environmental Initiatives and Regulation.......................................................................................	38
(9)	Human Capital.................................................................................................................................	42

C.	ORGANIZATIONAL STRUCTURE.............................................................................................	44

D.	PROPERTY, PLANTS AND EQUIPMENT..................................................................................	45

ITEM 4A:	UNRESOLVED STAFF COMMENTS.................................................................................................	47
ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS (MANAGEMENT’S DISCUSSION & ANALYSIS)...............................................................................................................	47

ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES..........................................................	84

A.	DIRECTORS AND SENIOR MANAGEMENT............................................................................	84

B.	COMPENSATION.........................................................................................................................	87

C.	BOARD PRACTICES.....................................................................................................................	109

D.	EMPLOYEES.................................................................................................................................	111

E.	SHARE OWNERSHIP....................................................................................................................	112

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS........................................	113

A.	MAJOR SHAREHOLDERS...........................................................................................................	113

B.	RELATED PARTY TRANSACTIONS..........................................................................................	113

C.	INTERESTS OF EXPERTS AND COUNSEL...............................................................................	114

ITEM 8:	FINANCIAL INFORMATION..............................................................................................................	114

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION....................	114

B.	SIGNIFICANT CHANGES............................................................................................................	116

ITEM 9:	THE OFFER AND LISTING.................................................................................................................	116

A.	OFFER AND LISTING DETAILS.................................................................................................	116

B.	PLAN OF DISTRIBUTION............................................................................................................	116

C.	MARKETS......................................................................................................................................	116

D.	SELLING SHAREHOLDERS........................................................................................................	116

E.	DILUTION.....................................................................................................................................	116

F.	EXPENSES OF THE ISSUE..........................................................................................................	116

ITEM 10:	ADDITIONAL INFORMATION...........................................................................................................	117

A.	SHARE CAPITAL..........................................................................................................................	117

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION............................................................	117

C.	MATERIAL CONTRACTS............................................................................................................	118

D.	EXCHANGE CONTROLS.............................................................................................................	121

E.	TAXATION.....................................................................................................................................	122

F.	DIVIDENDS AND PAYING AGENTS.........................................................................................	126

G.	STATEMENT BY EXPERTS.........................................................................................................	126

H.	DOCUMENTS ON DISPLAY........................................................................................................	126

I.	SUBSIDIARY INFORMATION....................................................................................................	126

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.......................	126

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......................................	126

PART II.................................................................................................................................................................................		126

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.................................................	126

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS............................................................................................................................................	127

ITEM 15:	CONTROLS AND PROCEDURES.......................................................................................................	127

ITEM 16:	[RESERVED].........................................................................................................................................	128

ITEM 16A:	AUDIT COMMITTEE FINANCIAL EXPERT.....................................................................................	128

ITEM 16B:	CODE OF ETHICS................................................................................................................................	128

ITEM 16C:	PRINCIPAL ACCOUNTANT FEES AND SERVICES........................................................................	128

ITEM 16D:	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE..........................	129

ITEM 16E:	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS...	129

ITEM 16F:	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT........................................................	129

ITEM 16G:	CORPORATE GOVERNANCE............................................................................................................	129

ITEM 16H:	MINE SAFETY DISCLOSURE............................................................................................................	129

PART III................................................................................................................................................................................		129

ITEM 17:	FINANCIAL STATEMENTS................................................................................................................	129

ITEM 18:	FINANCIAL STATEMENTS................................................................................................................	129

ITEM 19:	EXHIBITS..............................................................................................................................................	130

A.	Consolidated Financial Statements.........................................................................................................	130

B.	Exhibits:..................................................................................................................................................	130

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information included in this annual report on Form 20-F constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, (collectively, “forward-looking statements”), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this annual report on Form 20-F, including statements regarding the industry and economic conditions of Intertape Polymer Group Inc. ("Intertape", "Intertape Polymer Group", or the "Company"), the Company’s outlook, plans, prospects, products, financial position, future transactions, acquisitions and partnerships, the expected financial performance and benefits of the Nortech, Nuevopack and Syfan USA transactions, the Acquisition (as defined below) of the Company by the Purchaser (as defined below), including expected consideration, the ability of the Company to obtain required regulatory, shareholder and court approvals for the Acquisition, the timing of obtaining such approvals, the risk that such approvals may not be obtained in a timely manner or at all and the risk that such approvals may be obtained on conditions that are not anticipated, the risk that the conditions to the Acquisition are not satisfied on a timely basis or at all, the failure of the Acquisition to close for any other reason, the ability to achieve the expected benefits of the Acquisition, strategic initiatives, anticipated demand in growing markets, the potential impact and effects of COVID-19, future sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, share repurchases, fluctuations in raw material costs, competition, capital and other significant expenditures, working capital requirements, sourcing of raw material, pension plan contribution requirements and administration expenses, liquidity, the Company’s production plans, including at its Nortech and IPG Asia manufacturing facilities, the impact of the Company’s expansion initiatives in high growth product categories, including anticipated incremental revenue, potential investment horizons and return profiles resulting from new capacity within the Company’s existing footprint, the Company's environmental-related goals and objectives, remote work arrangements and absentee rates at facilities in North America, the impact of new accounting standards, including the expected impact of new accounting guidance, contractual commitments, including real property sales agreements, judgments, estimates, assumptions, litigation, and business strategies, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the management of the Company. Words such as “may,” “will,” “should,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “predict,” “goal,” “intent,” “project,” “believe,” “future,” “likely,” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry and the Company’s customers’ industries; changes in general economic, political, social, fiscal or other conditions in any of the countries where the Company operates, including changes that may result from the impact of COVID-19; difficult market and political conditions, including tensions that may result from the escalation of hostilities between Russia and Ukraine; the Company’s customers’ industries and the general economy; the impact of changes to tariffs and other international trade developments; selling prices; the impact of fluctuations in raw material prices and freight costs; the quality and market reception of the Company’s products; the expected strategic and financial benefits from the Company’s ongoing capital investment and mergers and acquisitions programs; the Company’s ability to integrate and realize synergies from acquisitions; the anticipated benefits from the Company’s capital expenditures; the Company’s anticipated business strategies; risks and costs inherent in litigation; risks and costs inherent in the Company’s intellectual property; the Company’s ability to maintain and improve quality and customer service; the Company’s ability to retain, and adequately develop and incentivize, its management team and key employees; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; the Company’s flexibility to allocate capital after the Senior Unsecured Notes offering; availability of funds under the Company’s 2021 Credit Facility; the Company’s ability to continue to control costs; movements in the prices of key inputs such as raw material, energy and labor, government policies, including those specifically regarding the manufacturing industry, such as industrial licensing, environmental regulations, labor and safety regulations, import restrictions and duties, intellectual property laws, excise duties, sales taxes, and value added taxes; accidents and natural disasters; changes to accounting rules and standards; and other factors beyond our control. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read “Item 3. Key Information - Risk Factors,” “Item 5. Operating and Financial Review and Prospects (Management’s Discussion & Analysis)” as well as statements located elsewhere in this annual report on Form 20-F and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this annual report on Form 20-F. The Company will not update these statements unless applicable securities laws require it to do so.

PART I

Item 1:Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2:Offer Statistics and Expected Timetable

Not applicable.

Item 3:Key Information

A.	[RESERVED]

B.	CAPITALIZATION AND INDEBTEDNESS
Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.

D.	RISK FACTORS
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

STRATEGIC AND OPERATIONAL RISKS
There can be no assurance that the Acquisition of the Company by the Purchaser will be successfully completed on the terms or timetable currently contemplated or at all.
On March 7, 2022, the Company entered into a definitive agreement (the “Arrangement Agreement”) to be acquired by 1351693 B.C. Ltd. (the “Purchaser”), an affiliate of Clearlake Capital Group, L.P. Under the terms of the Arrangement Agreement, the Purchaser agreed to acquire all of the outstanding shares of the Company for CDN$40.50 per share in an all-cash transaction valued at approximately US$2.6 billion, including net debt (the “Acquisition”). Upon completion of the Acquisition, all the shares of the Company will be held by the Purchaser, and the Purchaser intends to cause the Company to have its shares delisted from the Toronto Stock Exchange ("TSX"). The Acquisition, which will be effected pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act, is expected to close in the third quarter of 2022. The Acquisition is not subject to a financing condition but is subject to customary closing conditions, including receipt of shareholder, regulatory and court approvals.
No assurance can be given that the Acquisition of the Company by the Purchaser will be completed when expected, on the terms set forth in the Arrangement Agreement or at all. The consummation of the Acquisition is subject to the satisfaction or waiver of certain closing conditions, including, among others: receipt of shareholder, regulatory and court approvals. In addition, the obligation of the parties to complete the Acquisition is subject to certain other conditions, including (a) subject to the standards set forth in the definitive agreement, the accuracy of the representations and warranties of the Purchaser and the Company and (b) compliance of the Purchaser and the Company with their respective covenants in all material respects. There can be no assurance that the conditions to closing will be satisfied or waived or that other events will not intervene to delay or prevent the closing of the Acquisition.
Whether or not the Company completes the Acquisition, it has incurred, and will continue to incur, significant costs in connection with the Acquisition, including legal and other professional advisor fees and expenses. Additional costs, some of which may be unanticipated, may continue to be incurred following the closing of the Acquisition. These expenses would affect the Company's results of operations in the period in which such expenses are recorded or its cash flow in the period in which such costs are actually paid. In addition, the diversion of the attention of the management team from their day-to-day operations as a result of the Acquisition could have an adverse effect on the operations of the Company prior to closing of the Acquisition. In addition, if the Acquisition is not completed, and there are no other parties willing and able to acquire the Company for total consideration of CDN$40.50 per share or higher, on terms acceptable to the Company, the price of the Company's common shares will likely decline to the extent that the current market price of its common shares reflects an assumption that the Acquisition will be completed.
A material delay in closing, and any material change in transaction terms (financial or otherwise) or a failure to complete the Acquisition could have a negative impact on the Company's business, results of operations, cash flows and financial position and on the trading price of its common shares.
For a copy of the Arrangement Agreement, see Exhibit 4.9 to this Form 20-F.
The announcement and pendency of the Acquisition of the Company by the Purchaser may adversely affect the Company’s business, results of operations and financial condition.
Uncertainty about the effect of the Acquisition on the Company may have an adverse effect on the Company’s business, results of operation and financial condition. These risks to the Company’s business include the following, all of which could be exacerbated by a delay in the completion of the Acquisition:
•the impairment of the Company’s ability to attract, retain, and motivate its employees, including key personnel;
•the diversion of significant management time and resources towards the completion of the Acquisition that could otherwise have been devoted to pursuing other beneficial opportunities for the Company;
•difficulties maintaining relationships with customers, suppliers, and other business partners;
•delays or deferments of certain business decisions by the Company’s customers, suppliers, and other business partners;
•the inability to pursue alternative business opportunities or make appropriate changes to the Company’s business because the Arrangement Agreement requires the Company to conduct its business in the ordinary course of business consistent with past practice and not engage in certain kinds of transactions prior to the completion of the Acquisition;
•potential litigation relating to the Acquisition and the costs related thereto; and
•the incurrence of significant costs, expenses, and fees for professional services and other transaction costs in connection with the Acquisition.
The Company’s shareholders will no longer hold an interest in the Company following the Acquisition.
Following the Acquisition, the Company’s shareholders will no longer hold any common shares of the Company and will forego any future increase in value that might result from future growth and the potential achievement of the Company’s long-term plans.
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
In addition, the Company’s business plan and growth objectives contain certain goals based on potential acquisitions and capital expenditures. The Company cannot provide any assurances that it will be able to: identify future strategic acquisitions and adequately conduct due diligence; consummate these potential acquisitions on favorable terms, if at all; or if consummated, successfully integrate the operations and management of future acquisitions. Similarly, for potential capital expenditure projects (including any greenfield developments): we may be unable to identify positive projects; actual costs may exceed expected costs for such projects; we may be unable to complete such projects in a timely manner, if at all; such projects may require substantial capital that we are unable to obtain on favorable terms, if at all; such projects may require numerous governmental permits and approvals, and we may be unable to obtain such permits and approvals in a timely manner and at a reasonable cost, if at all; such projects may not yield the expected benefits; and the Company’s 2021 Credit Facility’s1 covenants may limit our ability to develop such projects.
For a further description of the risks related to the Company’s acquisitions, see “Risk Factors – Acquisitions could expose the Company to significant business risks.” For a further description of the risks related to the Company’s 2021 Credit Facility, see “Risk Factors – The Company’s 2021 Credit Facility contains covenants that limit its flexibility and prevent the Company from taking certain actions.”
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
1 The "2021 Credit Facility" refers to the Company's five-year, $600 million credit facility with a syndicated lending group. For a further description of the 2021 Credit Facility see "Business Overview –2021 - Other Significant Events.” For a copy of the 2021 Credit Facility Agreement, see Exhibit 4.8 to this Form 20-F.

Acquisitions by the Company could expose the Company to significant business risks.
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
Further, there are possible operational risks including: difficulty assimilating and integrating the operations, products, technology, information systems and personnel of acquired companies; losing key personnel of acquired entities; entry into geographic and/or product markets in which the Company has no or limited prior experience; diversion of management’s attention; compliance with a different jurisdiction’s laws; failure to obtain or retain intellectual property rights for certain products; and difficulty honoring commitments made to customers of the acquired companies prior to the acquisition. The Company may incur significant acquisition, administrative and other costs in connection with these transactions, including costs related to the integration of acquired businesses. These acquisitions could expose the Company to significant integration risks and increased organizational complexity, including more complex and costly accounting processes and internal controls, which may challenge management and may adversely impact the realization of an increased contribution from said acquisitions. In addition, while the Company executes these acquisitions and related integration activities, management's attention may possibly be diverted from ongoing operations and/or future strategic planning, which may have a negative impact on the business. The failure to adequately anticipate and address these risks could adversely affect the Company’s business and financial performance.
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
While the Company anticipates certain cost and revenue synergies from acquisitions, the Company’s ability to achieve such estimated cost and revenue synergies in the timeframe described, or at all, is subject to various assumptions by the Company’s management, which may or may not be realized, as well as the incurrence of other costs in its operations that offset all or a portion of such cost synergies. Consequently, the Company may not be able to realize cost and revenue synergies within an expected timeframe or at all. In addition, the Company may incur additional and/or unexpected costs in order to realize these cost and/or revenue synergies. Failure to achieve some or all the expected cost and revenue synergies could significantly reduce the expected benefits associated with acquisitions and adversely affect the Company. In addition, the Company has incurred and will incur substantial expenses in connection with many acquisitions. The Company often incurs non-recurring costs associated with integrating the acquired operations and achieving the desired synergies. These fees and costs have been, and may continue to be, substantial. The substantial majority of non-recurring expenses consist of transaction costs related to acquisitions and include, among others, fees paid to financial, tax and legal advisors, employee benefit costs and filing fees. These costs described above, as well as other unanticipated costs and expenses, could have an adverse effect on the financial condition and operating results of the Company.
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
Difficulties in product design, performance and reliability could result in lost sales, delays in customer acceptance of the Company’s products, customer complaints or lawsuits. Such difficulties could be costly from a monetary perspective and/or detrimental to the Company’s market reputation. The Company’s products and the products supplied by third parties on behalf of the Company may not be error-free. Undetected errors or performance problems may be discovered in the future. The Company may not be able to successfully complete the development of planned or future products in a timely manner or adequately address product defects, which could harm the Company’s business and prospects. In addition, product defects may expose the Company to product liability claims, for which it may not have sufficient product liability insurance. Difficulties in product design, performance and reliability or product liability claims could adversely affect the Company’s business, financial condition and/or results of operations.

LEGAL, REGULATORY AND COMPLIANCE RELATED RISKS
The Company’s operations are subject to comprehensive environmental regulation and involve expenditures which may be material in relation to its operating cash flow.
The Company’s operations are subject to extensive environmental regulation in each of the countries in which it maintains facilities. For example, US, Canadian, Indian, Portuguese, German, Chinese and United Kingdom (federal, state and local), environmental laws applicable to the Company include statutes and regulations intended to impose certain obligations with respect to site contamination and to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties, as well as to prevent future soil and groundwater contamination; imposing air ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; governing the handling, management, treatment, storage and disposal of hazardous wastes and substances; regulating the chemical content of products; and regulating the discharge of pollutants into waterways.
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
In addition to the operational requirements, the products that the Company manufactures could be subject to a separate set of product regulations. These regulations, similar to those imposed on manufacturing facilities, are driven by federal, state and local governments in a desire to drive materials of concern out of the products, improve sustainability initiatives in the various locales and, at a minimum, to improve the awareness of the end users of the products. Unlike the manufacturing regulations, the product regulations that impact IPG can be anywhere its products are sold worldwide and, as the producer, the Company could be responsible for complying with the various compliance, certification and assurance requests received by its end users and vendors.
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

The Company and certain of its subsidiaries are incorporated under the laws of Canada and approximately 29% of its assets are located outside of the US. Under bankruptcy laws in the US, courts typically assert jurisdiction over a debtor’s property, wherever located, including property situated in other countries. However, courts outside of the US may not recognize the US bankruptcy court’s jurisdiction over property located outside of the territorial limits of the US. Accordingly, should insolvency proceedings be commenced by or in respect of the Company in the US pursuant to US bankruptcy laws, difficulties may arise in administering such proceedings in a case involving a Canadian debtor with property located outside of the US, and any orders or judgments of a bankruptcy court in the US may not be enforceable outside the territorial limits of the US.
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

A significant portion of the Company’s major raw materials are by-products of crude oil and natural gas which are subject to risks associated with energy markets. These markets are subject to volatility, which may result in increased raw material costs for the Company (for certain portions of 2021, such volatility and related cost increases were significant). A number of potential factors, such as legislation aimed at reducing greenhouse gas emissions, wars, terrorist attacks, natural disasters, adverse weather events, supply chain disruptions, heightened tariffs and other adverse international trade issues, and political unrest, may result in volatile energy markets and increased raw material costs for the Company. The prices for these raw materials have fluctuated in the past (including in 2021) and these fluctuations could recur, and the Company's performance depends in part on its ability to reflect changes in costs by increasing its selling prices.

Historically, the Company has generally been able to pass on significant raw material cost increases through price increases to its customers. During 2021, despite the dramatic increases in the costs of raw materials, the Company was able to cover the spread between selling price and raw material costs. The Company’s results of operations in prior years, at times, have been negatively impacted by raw material cost increases. These increases adversely affected the Company’s profitability. As a result of raw material cost increases, the Company may increase prices (which could result in reduced market share) or may choose to keep prices the same (which could result in decreased margins). The Company’s profitability in the future may be adversely affected due to fluctuations in raw material prices. Additionally, the Company relies on its suppliers for deliveries of raw materials. If any of its suppliers are unable to deliver raw materials to the Company for an extended period of time, there is no assurance that the Company’s raw material requirements would be met by other suppliers on acceptable terms, or at all (although the Company has alternative suppliers for a number of the raw materials it uses), which could have a material adverse effect on the Company’s results of operations.
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

One customer accounted for approximately 13% of total revenue, including direct and indirect sales, for each of the years ended December 31, 2021 and 2020, respectively. A loss of this customer or any other large customer, or a significant reduction in sales to this customer or any other large customer, could have an adverse impact on the Company’s results.
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
The Company's total assets reflect significant intangible assets, primarily goodwill. At December 31, 2021, goodwill and other intangible assets totalled $290.6 million, or 21.8% of total assets. Goodwill represents the excess of the purchase price over the fair value of the identifiable net assets acquired in business acquisitions. The Company may experience unforeseen issues with businesses acquired, which may adversely affect the anticipated returns of the business or value of the intangible assets and trigger an evaluation of the recoverability of the recorded goodwill and intangible assets for such business. The Company assesses annually whether there has been impairment in the value of goodwill or indefinite-lived intangible assets. If future operating performance were to fall below current levels, the Company could be required to recognize a non-cash charge to operating earnings to impair the related goodwill or other intangible assets. The Company did not recognize a non-cash impairment charge for the year ended December 31, 2021. Any future goodwill or intangible asset impairments could negatively affect the Company's financial condition and results of operations.
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

The Company’s operations and performance depend significantly on worldwide economic conditions, particularly in the manufacturing sector in North America, Asia and Europe, and their impact on levels of capital spending. Unfavorable changes in the global economy have affected, and may affect in the future, the demand for the products of the Company and its customers, customers’ and suppliers’ access to credit and the stability of the global financial system, the overall health of its markets, unemployment and other macroeconomic factors generally affecting commercial and industrial spending behavior and negatively affect the operations of the Company’s suppliers’ and their ability to supply the Company with finished goods and the raw materials and components required for the Company’s products. Further, adverse economic conditions could also increase the likelihood of customer delinquencies. A prolonged period of economic decline could have a material adverse effect on the results of operations, gross margins, and the overall financial condition of the Company, as well as exacerbate the other risk factors set forth below.

COVID-19 could materially adversely affect the Company's results.
In the event of a pandemic, epidemic or outbreak of an infectious disease, the Company's business may be adversely affected. For example, beginning in December 2019, a new strain of the coronavirus (COVID-19) spread rapidly through the world, including the United States, Canada, India and Europe (where, collectively, fairly large portions of the Company’s operations are located and its sales occur) causing national, provincial, state and local governments to issue directives aimed at minimizing the spread of COVID-19 and resulting in significant disruptions to the economy and global financial markets.
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
While the Company has delivered positive financial results to date, the pandemic could yet materially impact the Company’s ability to manufacture, source (including the delivery of raw materials to its facilities) or distribute its products both domestically and internationally and reduce demand for its products, any of which could have a significant negative impact on the Company’s future financial results. Given the dynamic nature of the pandemic (including its duration, the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.
The Company's results of operations can be adversely affected by labor shortages, turnover and labor cost increases.
Labor is a primary component of operating the Company. A number of factors may adversely affect the labor force available to the Company or increase labor costs, including high employment levels, federal unemployment subsidies, and other government regulations. Although the Company has not experienced any material labor shortage to date, it has recently been dealing with an overall tightening and increasingly competitive labor market in certain localities, as well as increased absentee rates and increased labor costs. A sustained labor shortage or increased turnover rates within the Company's employee base, caused by COVID-19, or measures taken to address COVID-19, or as a result of general macroeconomic factors, could lead to further increased costs, such as increased overtime to meet demand and increased wage rates and benefits to attract and retain employees, and decreased sales as a result of labor-related capacity constraints.

The Company faces risks related to its international operations.
The Company has customers and operations located outside the US and Canada. In 2021, sales to customers located outside the US and Canada represented approximately 11% of its sales. The Company’s international operations present it with a number of risks and challenges, including potential difficulties staffing and managing its foreign operations, potential difficulties managing a more extensive supply chain as compared to its sales efforts in the US and Canada, potential adverse changes in tax regulations affecting tax rates and the way the US and other countries tax multinational companies, the effective marketing of the Company’s products in other countries, tariffs and other trade barriers, less favorable intellectual property laws, longer customer receipt cycles, shorter vendor payment cycles, exposure to economies that may be experiencing currency volatility or negative growth, exposure to political and economic instability and unsafe working conditions (including acts of terrorism, widespread criminal activities and outbreaks of war), certain cultural differences and different regulatory schemes and political environments applicable to its operations in these areas, such as environmental and health and safety compliance.
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
In addition, in June 2016, voters in the United Kingdom approved an advisory referendum to withdraw membership from the European Union (commonly referred to as “Brexit”). The United Kingdom formally departed from the European

Union on January 31, 2020, subject to a transition period that ended on December 31, 2020 (the “Brexit Transition Period”). In December 2020, the United Kingdom and the European Union announced they had entered into a post-Brexit deal on certain aspects of trade and other strategic and political issues (the “Trade Agreement”), which was provisionally applied as of January 1, 2021 and entered into on May 1, 2021 following ratification by the European Union, potentially avoiding some of the anticipated disruption of Brexit. The Trade Agreement offers United Kingdom and European Union companies preferential access to each other’s markets; however, economic relations between the two are on more restricted terms than they were before Brexit. At this time, the Company cannot predict the impact the Trade Agreement will have on its business and operations, its existing and future customers, suppliers and employees, and regulatory oversight. The Company will continue to evaluate its risks and uncertainty related to Brexit and the Trade Agreement and will assess their impact.
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
CREDIT AND LIQUIDITY RISKS
The Company’s borrowing agreements contain covenants that limit the Company's flexibility and prevent the Company from taking certain actions.
The credit agreement and security agreements governing the Company’s 2021 Credit Facility and the indenture entered into in connection with the 2021 Senior Unsecured Notes2 offering include a number of significant restrictive covenants. These covenants could limit the Company’s ability to plan for or react to market conditions, meet its capital needs and execute its business strategy. These covenants, among other things, limit the Company’s ability and the ability of its restricted subsidiaries to incur additional debt; prepay other debt; pay dividends and make other restricted payments; create or permit certain liens; issue or sell capital stock of restricted subsidiaries; use the proceeds from sales of assets; make certain investments; create or permit restrictions on the ability of the non-guarantors to pay dividends or to make other distributions to
2 The "2021 Senior Unsecured Notes" refers to the Company's private placement of $400 million aggregate principal amount of senior unsecured notes on June 8, 2021, due June 15, 2029. For a further description of the 2021 Senior Unsecured Notes "Business Overview –2021 - Other Significant Events.” For a copy of the 2021 Senior Unsecured Notes indenture, see Exhibit 2.4 to this Form 20-F.

the Company; enter into certain types of transactions with affiliates; engage in unrelated businesses; enter into sale and leaseback transactions; and consolidate or merge or sell the Company’s assets substantially as an entirety.
A number of these restrictions in the 2021 Credit Facility are more stringent regarding subsidiaries of the Company that are not party to the Company’s 2021 Credit Facility (collectively, the “Non-Guarantor Parties”). The Non-Guarantor Parties, other than certain other designated unrestricted subsidiaries, are limited in their ability to incur debt outside of the Company’s 2021 Credit Facility. In addition, the Company and its subsidiaries are limited in the amount of investments that they may make in the Non-Guarantor Parties and the amount of guaranties they may make in connection with debt incurred by the Non-Guarantor Parties outside of the Company’s 2021 Credit Facility.
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
The Company’s dividend policy currently provides for an annualized dividend of $0.68 per share. The future declaration and payment of dividends, if any, will be at the discretion of the Board of Directors and will depend on a number of factors, including the Company’s financial and operating results, financial position, legal requirements, and anticipated cash requirements. The Company can give no assurance that dividends will be declared and paid in the future or, if declared and paid in the future, at the same level as in the past. Additionally, the Company’s 2021 Credit Facility restricts its ability to pay dividends if the Company does not meet its net leverage or interest coverage ratios, or if the Company is otherwise in default.
The Company’s outstanding debt and changes in interest rates could adversely affect its financial condition.
As of December 31, 2021, the Company had outstanding debt of $555.3 million, which represented 31.3% of its total capitalization. Of such total debt, approximately $146.5 million net of unamortized fees was secured. The Company’s outstanding indebtedness could adversely affect its financial condition. The Company’s outstanding indebtedness could also increase its vulnerability to adverse general economic and industry conditions; require the Company to dedicate a substantial portion of its cash flows from operating activities to payments on its indebtedness, thereby reducing the availability of the Company’s cash flows to fund working capital, capital expenditures, potential acquisitions, research and development efforts and other general corporate purposes; limit the Company’s flexibility in planning for, or reacting to, changes in its business and the industry in which it operates; place the Company at a competitive disadvantage compared to its competitors that have less debt; and limit the Company’s ability to borrow additional funds on terms that are satisfactory to it or at all.

For much of 2020 and all of 2021, the US Federal Reserve maintained its benchmark interest rate at near zero in response to COVID-19. On March 16, 2022, the US Federal Reserve approved an increase by a quarter percentage point, bringing the current benchmark interest rate to 0.25% - 0.5%. It is expected that the US Federal Reserve will continue to raise rates over the course of the year which could, among other things, increase the costs of existing indebtedness and/or the cost of obtaining new debt.

Certain loans and financing extended to the Company are made at variable rates that use the London Inter-bank Offered Rate ("LIBOR") as a benchmark for establishing the interest rate. LIBOR continues to be the subject of proposals for reform. On July 27, 2017, the United Kingdom’s Financial Conduct Authority announced that it intends to phase out LIBOR rates by the end of 2021. In November 2020, the phase out date was changed to June 30, 2023. Central banks around the world have commissioned working groups of market participants and official sector representatives with the goal of finding suitable replacements for LIBOR based on observable market transactions. It is expected that a transition away from the widespread use of LIBOR to alternative rates will occur before June 2023 and that alternative reference rate(s) will be established. Although the full impact of such reforms and actions, together with any transition away from LIBOR, remains unclear, these changes may have a material impact on the Company.

If LIBOR ceases to exist, the method and rate used to calculate the Company's variable-rate debt in the future may result in interest rates and/or payments that are higher than, lower than, or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on its obligations if LIBOR was available in its current form. The consequences cannot be entirely predicted and could have an adverse impact on the market value for or value of LIBOR-linked loans and other financial obligations or extensions of credit held by the Company. The potential effect of any such event on the Company's cost of capital, financial results, and cash flows, as well as certain related risk and valuation models and tax and accounting implications, cannot yet be determined.

The Company is exposed to the LIBOR interest rate benchmark as a result of its variable rate borrowings and its interest rate swap agreements used as cash flow hedges. The Company's 2021 Credit Facility contains benchmark replacement provisions which state that on the earliest of (A) the date that all available tenors of U.S dollar LIBOR have permanently or indefinitely ceased to be provided or have been announced to be no longer representative, (B) June 30, 2023 or (C) an early opt-in effective date, the secured overnight financing rate ("SOFR") published on such date by the Federal Reserve Bank of New York plus an adjustment as agreed upon by the Company's lenders and the Company and that is subject to change from time to time, or at the election of the Company an alternative to the SOFR benchmark replacement rate, will replace LIBOR for all purposes under the credit agreement.
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
The Company will likely be able to incur substantial additional indebtedness in the future. Although the credit agreement governing the 2021 Credit Facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. The restrictions also do not prevent the Company from incurring obligations that do not constitute indebtedness. To the extent new debt is added to the Company’s currently anticipated debt levels, the substantial leverage risks described above would increase.
Certain of the Company’s pension and other post-retirement benefit plans are partially funded or unfunded which could require Company contributions.
The Company’s pension and other post-retirement benefit plans currently have an unfunded deficit of $12.3 million as of December 31, 2021 as compared to $16.8 million at the end of 2020. For 2021 and 2020, the Company contributed $1.2 million and $1.1 million, respectively, to its wholly or partially funded pension plans and to beneficiaries for its unfunded other benefit plans. The Company may need to divert certain of its resources in the future in order to resolve this funding deficit. In addition, the Company cannot predict whether a change in factors such as pension asset performance or interest rates, will require the Company to make a contribution in excess of its current expectations. Also, the Company expects to contribute $1.2 million to satisfy its 2022 minimum funding requirement for its wholly or partially funded pension plans and to beneficiaries for its unfunded other benefit plans. Further, the Company may not have the funds necessary to meet future minimum pension funding requirements or be able to meet its pension benefit plan funding obligation through cash flows from operating activities.
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
The Company was established when Intertape Systems Inc., a predecessor of the Company, established a pressure-sensitive tape manufacturing facility in Montreal, Quebec, Canada. The Company was incorporated under the Canada Business Corporations Act on December 22, 1989 under the name “171695 Canada Inc.” On October 8, 1991, the Company filed a Certificate of Amendment changing its name to “Intertape Polymer Group Inc.” A Certificate of Amalgamation was filed by the Company on August 31, 1993, at which time the Company amalgamated with EBAC Holdings Inc.
The Company is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure-sensitive and water-activated tapes, stretch and shrink films, protective packaging, woven and non-woven products and packaging machinery for industrial and retail use. The Company's vision is to be the global leader in packaging and protective solutions. The Company strives to achieve its vision by empowering its team of talented employees, who proudly represent its values of people, passion, performance, integrity and teamwork. Together, the Company and its employees drive a strategy to strengthen the Company's product bundle, expand its global footprint, embrace sustainability and drive operational excellence.
In furtherance of these objectives, the Company has significantly expanded its business through internal growth and strategic acquisitions in recent years, as further described below in the Section entitled "Company History and Significant Acquisitions." The Company acquires businesses that either strategically fit within its existing business portfolio or expand its portfolio into new and attractive business areas. The Company believes these acquisitions have provided and will continue to provide growth and improvement in the Company's competitiveness in what it believes are key markets and segments. The Company is actively considering additional acquisitions, investments and strategic alliances to strengthen its portfolio.
During 2021, the Company focused on significant expansion initiatives in its highest growth product categories, specifically water-activated tape, wovens, protective packaging and films. By installing new capacity within its existing footprint, the Company expects these capacity expansion projects will provide shorter-term investment horizons and return profiles that will exceed 20% in after-tax internal rates of return. The Company is investing directly into categories where it expects demand to exceed production in the near term, as further described below in the Section entitled "Business Overview." Some of the Company's capacity expansion initiatives have been delayed by supply chain constraints and labor shortages, which will result in some expenditures shifting into 2022. Based on its current capital plan for capacity expansion initiatives, the Company still anticipates generating approximately $100 million in incremental revenue on an annualized run-rate basis by the end of 2022, as well as additional growth into 2023 and beyond.
Company History and Significant Acquisitions
On September 16, 2016, the Company, under a share purchase agreement, dated September 2, 2016, purchased a 74% ownership stake in Powerband Industries Private Limited ("Powerband"), a global supplier of acrylic adhesive-based carton sealing tapes and stretch films located in Daman, India. The Company paid an aggregate purchase price of $41.9 million, net of cash acquired. On November 16, 2018, the Company closed on its exercised call option to acquire the outstanding 26% interest in Powerband for $9.9 million and now owns all of the issued and outstanding common shares of Powerband. In 2021, the Company changed the legal name of Powerband to IPG Asia Private Limited ("IPG Asia").
In 2017, the Company purchased 99.7% of the issued and outstanding shares of Capstone Polyweave Private Limited, a newly-formed enterprise in India (doing business as "Capstone") for cash consideration of $5.1 million, net of cash acquired. The Company’s investment in Capstone reinforced its strategic position in woven products through vertical integration. At the time, the Company agreed to maintain a minimum 55% interest in Capstone ("Capstone Partnership") for total cash consideration of approximately $13 million, financed with funds available under its credit facilities.

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
On July 1, 2017, the Company acquired substantially all of the assets of Canadian Technical Tape Ltd. (d/b/a "Cantech"), formerly a private company and a North American supplier of industrial and specialty tapes based in Montreal, for an aggregate purchase price of $67.0 million, net of cash acquired. The acquisition enhanced the Company's product offering and added additional distribution channels for the Company's products in Canada, the US and Europe.
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
On February 11, 2020, the Company acquired substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech" or the "Nortech Acquisition") for an aggregate purchase price of $46.5 million, net of cash balances acquired and including potential earn-out consideration of up to $12.0 million (discussed below). Excluding working capital adjustments, cash balances acquired and the contingent consideration noted above, the purchase price was $36.5 million. Nortech manufactures, assembles and services automated packaging machines. The custom-infeed and robotic solutions for packaging applications are designed for cartoning, case-packing, case-erecting, pouch-packaging and palletizing. The acquisition expanded the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging. The acquisition also added engineering automation and integrated robotic design talent to the Company’s existing engineering and design teams. The Company expects these new capabilities will allow it to service customers experiencing growth pressures that require a customized automation solution.
In connection with the Nortech Acquisition, the Company was required to pay up to $12.0 million to the former owners of Nortech based on certain profit thresholds as defined in the asset purchase agreement, measured over the two-year period following the date of acquisition. As of the date of the Nortech Acquisition, management determined it probable that the entire amount of contingent consideration would be paid after the two year anniversary date. However, subsequent to the acquisition and following the expiration of the two-year period ended February 11, 2022, management concluded that any payment toward this obligation was no longer required as the minimum threshold for the additional consideration payment was not achieved.
During the second half of 2021, management began to implement acquisition integration process improvements that were previously delayed by COVID-19 to both scale production and optimize the cost and pricing structure at its Nortech manufacturing facility, which is expected to add long-term value to the Company, despite slower than anticipated revenue and lower than expected profit margins during 2020 and 2021.

On July 30, 2021, the Company acquired 100% of the outstanding equity in Nuevopak Global Limited ("Nuevopak") for an aggregate purchase price of $43.0 million, net of cash balances acquired (the "Nuevopak Acquisition"). This amount includes potential earn-out consideration of up to $9.0 million to be paid upon the achievement of certain operational milestones within three years from the date of closing. Excluding working capital adjustments, cash balances acquired and the contingent consideration noted above, the purchase price was $34.8 million. Nuevopak designs and develops a range of machines that provide void-fill and cushioning protective packaging solutions primarily targeting protective paper packaging solutions. Nuevopak supplies the Company with paper dispensing machines and converted paper for protective packaging distribution in North America. Nuevopak is headquartered in Hong Kong with subsidiaries in Jiangmen, China and Scheden, Germany. The Nuevopak Acquisition is expected to further strengthen the Company's product bundle and secure a broader suite of sustainable packaging solutions, while enabling the Company to secure dispensing machine supply, vertically integrate its paper converting operation, and expand its market share.

On January 13, 2022, the Company acquired substantially all of the operating assets of Syfan Manufacturing, Inc. ("Syfan USA") for $18.0 million, subject to post-closing adjustments. Syfan USA manufactures polyolefin shrink film products at a facility in Everetts, North Carolina and serves customers in a variety of end use applications. The acquisition of Syfan USA is expected to expand the Company's existing shrink film production capacity in North America, allowing the Company to better service the growing demand of its customer base.

On March 7, 2022, the Company entered into the Arrangement Agreement to be acquired by the Purchaser. Under the terms of the Arrangement Agreement, the Purchaser agreed to acquire all of the outstanding shares of the Company for CDN$40.50 per share in an all-cash transaction valued at approximately US$2.6 billion, including net debt. Upon completion of the Acquisition, all the shares of the Company will be held by the Purchaser, and the Purchaser intends to cause the Company to have its shares delisted from the TSX. The Acquisition, which will be effected pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act, is expected to close in the third quarter of 2022. The Acquisition is not subject to a financing condition but is subject to customary closing conditions, including receipt of shareholder, regulatory and court approvals. For a copy of the Arrangement Agreement, see Exhibit 4.9 to this Form 20-F.
Overview of Periods

2019

Capital Expenditures

In 2016, the Company approved a plan to expand IPG Asia's existing production capacity at the Daman, India manufacturing facility and to add capacity by investing in the construction of a greenfield manufacturing facility in Dahej, India (together, the “IPG Asia Investment Projects”). Capital expenditures for the IPG Asia Investment Projects was estimated to total approximately $18.0 to $20.0 million. The plan for the additional capacity in the preexisting manufacturing facility was completed mid-2017. The Company completed the commissioning of production processes associated with the greenfield carton sealing tape manufacturing facility in Dahej, India in the third quarter of 2019. Total capital expenditures from inception to completion totalled $21.4 million of which $1.5 million was spent in 2016, $7.3 million in 2017, $6.9 million in 2018, and $5.7 million in 2019. Subsequent production ramp up to optimal operating efficiency and order book generation was slower than initially anticipated and was completed during 2021. The manufacturing facility now operates at near optimal operating efficiency and provides a material, positive contribution to the Company.

In 2019, the Company completed the construction of a greenfield manufacturing facility in Karoli, India as part of its partnership with Capstone Polyweave Private Limited ("Capstone Greenfield Project") to produce woven products. Total capital expenditures from inception to completion totalled $28.7 million of which $8.4 million was incurred in 2017, $16.9 million in 2018 and $3.4 million in 2019. The Company successfully completed the Capstone Greenfield Project and after a brief ramp up period is now operating at full capacity. The investment decision to build a woven product greenfield facility in India has met its objective through both structurally and materially improving the profitability and contribution to results of this business.
Capital expenditures for the year ended December 31, 2019 totalled $48.2 million and were primarily to support the end stages of the IPG Asia Investment Projects ($5.7 million) and the Capstone Greenfield Project ($3.4 million) and various other smaller-scale strategic and growth initiatives, including projects to support the integration of acquired operations.

Other Significant Events
In April 2019, the Company announced that it would close its Montreal, Quebec manufacturing facility to further expand on operational synergies gained from the Cantech acquisition and by August 2019 had transferred substantially all manufacturing operations to its other existing manufacturing facilities. The Company completed the closure of the manufacturing facility at the end of 2019. The Cantech acquisition is further described above in the Section entitled "Company History and Significant Acquisitions."

On June 6, 2019, the Company announced the appointment of Ms. Dahra Granovsky, of Toronto, Ontario, as a new board member of the Company.

On July 17, 2019, the Company and its syndicated lending group amended its five-year, $600.0 million credit facility (“2018 Credit Facility”) to, among other things, revise the two financial covenant thresholds to account for the associated impacts of new lease accounting guidance implemented on January 1, 2019 requiring operating leases to be accounted for as debt (with corresponding interest payments). The amendment provided that the consolidated secured net leverage ratio must not be more than 3.70 to 1.00 (previously 3.50 to 1.00), with an allowable temporary increase to 4.20 to 1.00 (previously 4.00 to 1.00) for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters. The amendment also provided that the consolidated interest coverage ratio must not be less than 2.75 to 1.00 (previously 3.00 to 1.00). In addition, the 2018 Credit Facility had certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. For a copy of the 2018 Credit Facility Agreement, as amended, see Exhibit 4.6 to this Form 20-F. During 2021, the Company re-financed its 2018 Credit Facility, which now consists of a $600 million revolving credit facility and an incremental accordion feature of $300 million due to mature in June 2026 ("2021 Credit Facility"), and provides a more favourable covenant structure and increased flexibility to the Company as compared to 2018 Credit Facility. The 2021 Credit Facility is further described below in the 2021 section entitled "Other Significant Events." For a copy of the 2021 Credit Facility Agreement see Exhibit 4.8 to this Form 20-F.

On July 19, 2019, TSX approved the renewal of the Company's NCIB, under which the Company was entitled to repurchase for cancellation up to 4,000,000 common shares over the twelve-month period ending July 22, 2020. There were no shares repurchased.

On August 7, 2019, the Board of Directors amended the Company’s dividend policy by increasing the annualized dividend by 5.4% from $0.56 to $0.59 per share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook.
2020

Acquisition
On February 11, 2020, the Company acquired substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. for an aggregate purchase price of $46.5 million, net of cash balances acquired, as further described above in the section entitled "Company History and Significant Acquisitions."
Capital Expenditures
Capital expenditures for the year ended December 31, 2020 totalled $45.8 million and were primarily for investments in e-commerce-related production capacity, maintenance needs, initiatives supporting the efficiency and effectiveness of operations and other strategic initiatives.
Other Significant Events
On July 21, 2020, TSX approved the renewal of the Company's NCIB, under which the Company was entitled to repurchase for cancellation up to 4,000,000 common shares over the twelve-month period ending July 22, 2021. There were no shares repurchased.
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

2021

Acquisitions
On July 30, 2021, the Company acquired 100% of the outstanding equity in Nuevopak Global Limited for $43.0 million, net of cash balances acquired, as further described above in the Section entitled "Company History and Significant Acquisitions."
Capital Expenditures
Capital expenditures for the year ended December 31, 2021 totalled $81.3 million and consisted primarily of approximately $43 million to expand production capacity in the Company's highest growth product categories, specifically water-activated tape, wovens, protective packaging and films, as well as approximately $17 million for cost savings initiatives and digital transformation and approximately $21 million for regular maintenance.
By installing new capacity within its existing footprint, the Company expects these capacity expansion projects will provide shorter-term investment horizons and return profiles that will exceed 20% in after-tax internal rates of return. The Company is investing directly into categories where it expects demand to exceed production in the near term. Based on its current capital plan for capacity expansion initiatives, the Company still anticipates generating approximately $100 million in incremental revenue on an annualized run-rate basis by the end of 2022, as well as additional growth into 2023 and beyond.
Other Significant Events
On June 8, 2021, the Company completed the private placement of $400 million aggregate principal amount of senior unsecured notes due June 15, 2029 ("2021 Senior Unsecured Notes"). The Company used the net proceeds from the 2021 Senior Unsecured Notes to redeem its previously outstanding $250 million 7.00% senior unsecured notes, which were scheduled to mature on October 15, 2026 (the “2018 Senior Unsecured Notes”), to repay a portion of the borrowings outstanding under its 2018 Credit Facility and to pay related fees and expenses, as well as for general corporate purposes. For a copy of the 2018 Senior Unsecured Notes indenture, see Exhibit 2.3 to this Form 20-F. For a copy of the 2021 Senior Unsecured Notes indenture, see Exhibit 2.4 to this Form 20-F.
On June 14, 2021, the Company entered into a new five-year, $600 million credit facility (“2021 Credit Facility”) with a syndicated lending group, amending and extending its 2018 Credit Facility, which was due to mature in June 2023. The 2021 Credit Facility consists of a $600.0 million revolving credit facility, as well as an incremental accordion feature of $300.0 million, which would enable the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) to $900.0 million, if needed. The 2021 Credit Facility matures on June 12, 2026 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate (or a lender-approved comparable or successor rate), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 10 and 235 basis points depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio. The 2021 Credit Facility provides a more favourable covenant structure and increased flexibility to the Company as compared to the 2018 Credit Facility. For a copy of the 2018 Credit Facility Agreement see Exhibit 4.6 to this Form 20-F. For a copy of the 2021 Credit Facility Agreement, see Exhibit 4.8 to this Form 20-F.
On July 23, 2021, TSX approved the renewal of the Company's NCIB, under which the Company is entitled to repurchase for cancellation up to 4,000,000 common shares over the twelve-month period ending July 22, 2022. The purchases by the Company will be effected through the TSX or other alternative trading systems in Canada, and will be executed at the market price of the shares at the time of the purchase. As of March 11, 2022, there were no shares repurchased. In light of the Acquisition, the Company will not be repurchasing shares under the NCIB.
On August 10, 2021, the Board of Directors amended the Company’s dividend policy by increasing the annualized dividend by 7.9% from $0.63 to $0.68 per common share. The Board’s decision to increase the dividend was based on the Company’s strong financial position and positive outlook.
Beginning in December 2019, COVID-19 has been spreading rapidly through the world, including the United States, Canada, India and Europe (where, collectively, significant portions of the Company’s operations are located and its sales occur). Variants of COVID-19 have been reported in certain countries. The impact of the virus varies from region to region and from week to week.

In response to the COVID-19 pandemic, the Company implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers, shareholders and other stakeholders. The Company instituted paid leave for all U.S. employees for certain COVID-19-related reasons, implemented remote work practices where possible, and added significant safety protocols for those needing to be on site at manufacturing facilities. The Company's COVID-19 safety practices can be grouped into four main areas:

•PROACTIVE COMMUNICATION: Portal to facilitate communication, including weekly COVID-19 updates for operations managers and town halls for all staff conducted by the Company's senior management.
•PREVENTION: Cleaning and sanitization processes including disinfection using UVC light and ozone to sanitize areas and objects; social distancing, including camera monitoring to assess social distancing performance and wearables to alert workers when the adequate distance is not maintained and help with contact tracking; mandatory mask requirement; remote working; physical barriers; touchless entry and exit, and temperature monitoring; and thank you bonuses for employees electing to receive the vaccination.
•RESPONSE PLAN: Incident response and ‘ready-to-go’-resources including cleaning kits.
•BEST PRACTICE SHARING AND TECHNOLOGY: Knowledge transfer across locations managed by a dedicated corporate team, including a COVID-19 Best Practice Matrix, as well as the evaluation of technologies to manage risk and automate processes.
Details on the Company's response to COVID-19 are further described above in the Section entitled "Risk Factors."

B.	BUSINESS OVERVIEW
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, stretch and shrink films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies. Headquartered in Montreal, Quebec and Sarasota, Florida, the Company employs approximately 4,100 employees with operations in 34 locations, including 22 manufacturing facilities in North America, five in Asia and two in Europe as of March 11, 2022.
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
The Company has assembled a broad range of products by leveraging its manufacturing technologies, research and development capabilities, global sourcing expertise and strategic acquisitions. Over the years, the Company has made a number of strategic acquisitions intended to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets. The Company's largest end-markets as of December 31, 2021 were: general manufacturing, fulfillment/e-commerce, food and beverage, building and construction, retail and transportation.(1)
(1)Represents management estimates as the Company does not have access to exact point of sale data.
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
The Company’s tape products are manufactured and primarily sold under the Company’s Intertape®, American®, Anchor®, Cantech®, Central® and Tuck® brands to industrial distributors and retailers and are manufactured for sale to third parties under private brands.
For the years ending December 31, 2021, 2020, and 2019, tapes accounted for 52%, 54%, and 55%, respectively, of the Company’s revenue.
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
Double-Coated Tape
Double-coated tape is manufactured from a paper, foam, or film substrate and is coated on both sides with a variety of adhesive systems. Double-coated tape also uses a release liner made from paper or film that prevents the tape from sticking to itself. Double-coated tape is typically used to join two dissimilar surfaces. The Company’s double-coated tape products are used across a range of markets that include aerospace, graphics, transportation, converting and nameplates. The Company’s primary competitors for this product are 3M Co., Tesa Tape, Inc., Schweitzer-Mauduit International, Inc. and imported Asian products.
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
Polyethylene Tape
Polyethylene tapes are manufactured from a polyethylene film that is coated with a synthetic rubber adhesive. Polyethylene tapes are used primarily in the construction industries, restoration & remediation markets and entertainment & convention industry for a variety of applications including patching, stucco masking, seaming and sealing, bundling & wrapping, splicing & surface protection, vapor barrier, marine protection, tarp repair and carpet seaming. The Company's primary competitors for these products are Berry Global Inc. and Schweitzer-Mauduit International, Inc.
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
Sports Tape
Sports tapes are manufactured from a cloth substrate and an adhesive coating. A variety of adhesive systems are used in the production of sports tapes. These tapes are used in the sports industry, both professional and amateur, as trainer’s tape and for various equipment protection applications. The Company’s primary competitors for this product are Schweitzer-Mauduit International, Inc. and North American Tapes.
Stencil Products
Stencil products are manufactured from a range of poly films coated single or double sided with acrylic or rubber based adhesives. Stencil products are used in applications within the sign and monument manufacturing markets to protect a surface where high pressure blasting is required. The Company’s primary competitor for this product is UBlast Stencil.
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
For the years ending December 31, 2021, 2020, and 2019, films accounted for 16%, 15%, 16%, respectively, of the Company’s revenue.
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

StretchFlex® is the Company’s regular duty, typically a heavier gauge of stretch film which also provides the customer with secure loads at a low price per pound. SFI, SSC, SFIII, Hand Wrap I, Hand Wrap II and Hand Wrap IV are StretchFlex® brand products. Competitors for this product include Berry Global Inc., Sigma Plastics Group and Amtopp.
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
(c) Protective Packaging
The Company manufactures and markets a full line of protective packaging solutions: air pillows, bubble cushioning, mailers, paper void fill and cushioning, protective foam roll stock, protective packaging systems, thermal solutions and a complete line of anti-corrosion packaging products. The Company’s protective packaging products are marketed under the Company’s brand, Polyair(R), NuevopakTM and VCI2000(R) brands.
For the years ending December 31, 2021, 2020, and 2019, protective packaging accounted for 12%, 13%, 12%, respectively, of the Company’s revenue.
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
Mailers
The Company's mailer product line includes a complete line of padded paper mailers marketed under the Curby® brand, as well as paper bubble mailers, plastic bubble mailers and polyethylene courier mailers marketed under the Polyair® brand. Mailers are durable and lightweight, can be custom printed, and available in standard sizes. The Company’s primary competitors for this product are PAC Worldwide and Sealed Air Corp.
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
Protective Packaging Systems
The Company's Protective Packaging Systems consist of Inflatable Systems and Paper Systems that are marketed under the AirSpace® and PaperSpaceTM brands. Inflatable Systems are high performance machinery that deliver protective packaging materials such as air pillows and bubble-on-demand solutions at customer facilities. These systems are installed on-site for customers and offers users adjustable air-fill control, multiple pillow size selection and bubble on demand configurations. The Company's primary competitors for protective packaging systems include Pregis Corp, RanPak, Sealed Air Corp., and Storopack, Inc.
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
The Company’s engineered coated fabrics are categorized in four markets: building and construction, agro-environmental, specialty fabrics, and industrial packaging. For the years ending December 31, 2021, 2020, and 2019, engineered coated fabric products accounted for 13%, 13% and 14%, of the Company’s revenue, respectively.
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
    (e) Packaging Machinery
Packaging Systems
The Company provides complementary packaging systems under the Better Pack® and Interpack™ brands. Machinery that makes up the Company’s complementary packaging systems include, but are not limited to, mechanical systems for case sealing applications with the use of long roll carton sealing tape, as well as water-activated tape produced by the Company and a variety of tape dispensers. These machines are used in production lines at the packaging level. They are also widely used in the fulfillment industry. These systems add value by providing efficient packaging processes to a variety of industrial customers. The Company’s primary competitors in this market are 3M Co., Loveshaw, BestPack, Marsh and Phoenix.
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
For the years ending December 31, 2021, 2020, and 2019, packaging machinery accounted for 5%, 5%, 3%, respectively, of the Company’s revenue.
Research and Development and New Products
The Company’s research and development efforts continue to focus on new products, technology platform developments, new production processes and formulations. As described in the sections that follow, the Company introduced 13 new products in 2021, 30 new products in 2020, and 43 new products in 2019.
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
In 2021, the Company:
•introduced a new portable, manual water-activated tape dispenser in a small footprint that allows any size business to enjoy the carton sealing benefits of water-activated tape,
•introduced a heavy-duty flame retardant polyethylene tape ideal for healthcare facilities, institutional buildings, laboratories, shipyards and construction sites where flame retardant materials are required to add a critical layer of security of fire protection,
•launched a superior media blast stencil product offering for all double liner applications targeted to the sign and monument markets,
•introduced a new case sealer that automatically adjusts for each random size case processed and offers faster speeds with improved pneumatics,
•introduced a new bottom belt drive case sealer constructed for low to medium volume applications in a compact footprint to conserve valuable floor space at an economical cost,
•launched several improved heavy duty residential roof underlayment products produced at the Company's facility in India,
•introduced a lightweight, flame retardant gym floor protection material to replace PVC products currently being used, and
•launched several new heavyweight geomembrane products aimed at the water storage and irrigation delivery markets.
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
Sales of products to customers located in the US, Canada and Germany accounted for approximately 79%, 10% and 2% of total sales, respectively, in 2021, 80%, 10% and 2% of total sales, respectively, in 2020, 80%, 9% and 2% of total sales, respectively, in 2019.
The Company’s customer base is diverse; however, there was one customer as of December 31, 2021 and 2020 with annual direct and indirect sales that accounted for approximately 13%, of the Company's total revenue. No other customer exceeded more than 5% of the Company’s total revenue over the same time period.

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
Normal seasonality for packaging machinery products typically reflects improvement in sales volumes in the third and fourth quarters of the year, while packaging dispensers see an increase in sales volume in quarters two and three prior to the holiday season. Custom packaging automation typically is not seasonal as it is driven by our customers' capital expenditure cycle.
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
The majority of the raw materials for the Company's North American manufacturing facilities are sourced from North American manufacturers, although due to volatility in prices the Company occasionally sources raw materials from outside of North America. Raw materials for the Company's European and Asian manufacturing facilities are sourced primarily from Asia, the Middle East and Europe. Raw materials accounted for approximately 63%, 60% and 61% of reported cost of sales in 2021, 2020 and 2019.
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
The major raw materials used in the production of the Company’s packaging machine products are steel, motors, control boards, microchips, sealing bars, blowers and extruded plastic parts.
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
Additionally, the Company sells products directly to large domestic and multinational end-users, as well as through the retail channel in North America. The Company’s engineered coated products are primarily sold directly to converters and original equipment manufacturers.
(6)     Trademarks and Patents
The Company markets its tape products under the trademarks Intertape®, Central®, American®, TUCK®Tape, CANTECH® and various private labels.
The Company's stretch films are sold under the trademark SuperFlex® and StretchFlex®. Its shrink wrap is sold under the registered trademark ExlfilmPlus® and Exlfilm®.
The Company markets its protective packaging products under the Polyair® and NuevopakTM brands, and a series of sub-brands which include AirSpace®, PaperSpace™, HexcelWrap™, Durabubble®, Durakraft™, Endurabubble®, Lamifoam®, Starfoam®, Starmover™, Ecolite®, Fastpak® and Xpak™.
The Company markets its engineered coated products, including polyolefin fabrics under the registered trademarks NovaShield®, NovaSeal®, NovaWrap™, NovaFlash®, AquaMaster®, Umbra®, NovaThene® and Palisade®.
The Company markets its machinery product lines under the trademarks Better Packages®, Interpack™, Nortech™ and Tishma®.
The Company has approximately 256 active registered trademarks, 111 in the US, 74 in Canada, 12 in Mexico, and 59 in foreign jurisdictions, which include trademarks acquired from Anchor, Central Products Company, The Crowell Corporation, Better Packages, Polyair, Nuevopak Global Limited and Octo Packaging Limited. The Company currently has 29 pending trademark applications, 13 in the US, and 16 in foreign jurisdictions.
The Company has pursued US and foreign patents in select areas where it believes that unique products offer a competitive advantage in profitable markets. The Company’s 121 granted patents and 40 pending patent applications include: engineered coated products and film for which the Company has 13 patents and 3 pending applications, tape products for which it has 48 patents and 6 pending applications, adhesive products and manufacture for which it has 24 patents and 0 pending applications, packaging or equipment for packaging for which it has 32 patents and 30 pending applications, and other products for which it has 4 patents and 1 pending applications.
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
(8)     Sustainability Goals, Initiatives and Environmental Regulation
(a)Goals
The Company has established the following goals related to sustainability:
•75% of the products manufactured by the Company, by revenue, will be Cradle to Cradle Certified™ by 2025
•75% of packaging products manufactured by the Company, by revenue, will be recyclable, reusable, or compostable by 2025 and 100% by 2030,
• 50% of the energy used by the Company, at a minimum, will be renewable by 2030,
•25% reduction in water withdrawal by 2030 (using 2019 as the baseline year);
•25% reduction in energy intensity by 2030 (using 2019 as the baseline year);
•30% reduction in CO2 emissions by 2030 (using 2019 as the baseline year);
•committed to net-zero emissions by 2040 in line with the Climate Pledge, an initiative co-founded by Amazon and Global Optimism, as well as the Business Ambition for 1.5°C campaign by Science Based Targets initiative;
•the Company's workforce will be reflective of the demographics in the communities in which it operates by 2030.
•the top 200 people leaders at the Company will complete training and a management development program centered on inclusivity and diversity.

(b)Initiatives

The values of a safe work environment, environmental stewardship, efficiency in raw material and energy usage, and good corporate citizenship are part of the Company's culture and focus. The Company has been embracing sustainability as a strategy to help it perform better for its customers, business partners, employees, investors and shareholders, and communities. In 2020, the Company established the Environmental, Social & Governance ("ESG") Committee of the Board of Directors as well as a formal sustainability department within the Company that is overseen by the Vice-President of Sustainability and by the CFO who reports directly to the CEO. The sustainability department developed teams throughout the Company, called the Sustainable Value Network ("SVN"), to establish a framework to focus on sustainability throughout the business. The core SVN teams are as follows: product and material innovation, circular economy solutions, operational footprint and people and communities. The Company's dedicated SVN teams have established benchmarks, set targets and developed data collection processes to measure the Company's progress.

The Company published its Corporate Environmental Policy on its website at www.itape.com/sustainability. The policy applies to the organization's activities, products and services worldwide. Leadership at the Company has committed to being environmental leaders by fulfilling the Company's compliance obligations, enhancing environmental performance through continual improvement activities, prevention of pollution and meeting commitments made with organizations with which the Company engages. It is the responsibility of the Company's employees to demonstrate excellence in environmental stewardship. Through the awareness, commitment and capability of its employees, the Company expects to successfully meet its stated environmental objectives. In addition, the policy guides its operations and includes commitments to continual improvement, compliance with environmental laws, regulations, and other applicable requirements, assessments of operational impacts, investments in technologies to improve performance, employee training and education, and public engagement.

The Company strives to steward the planet’s limited resources, and embraces a vision for a more circular economy. On June 21, 2021, the Company issued its annual sustainability report titled "Our Circular Economy" (the "Sustainability Report"), which provides an overview of the Company's sustainability approach, its product and material innovation, the circular economy, its operational footprint and its progress in 2020 on sustainability initiatives, as well as sustainability opportunities in the years ahead. Additional Company achievements in 2021 are discussed below:

During 2021, the Company was awarded:
•the U.S. Environmental Protection Agency's 2021 ENERGY STAR® Partner of the Year - Sustained Excellence designation for the sixth consecutive year,
•the U.S. Environmental Protection Agency's ENERGY STAR® Challenge for Industry Award for the fifth time at the Carbondale, Illinois manufacturing facility, and
•the U.S. Environmental Protection Agency's 2021 ENERGY STAR® Award for superior energy performance at the Danville, Virginia regional distribution center.

Energy efficiency has been a critical focus area for the Company for over ten years. In August 2009, the Company became an ENERGY STAR® Industrial Partner, which is a voluntary partnership with the US Environmental Protection Agency (“EPA”) to improve energy efficiency and fight global warming. The Company as an ENERGY STAR® Industrial Partner joined the fight against global warming by improving the energy efficiency of its buildings and facilities. The ENERGY STAR Partner of the Year Award distinguishes corporate energy management programs. It is the highest level of EPA recognition. Partners must perform at a superior level of energy management and meet the following criteria: demonstrate best practices across the organization; prove organization-wide energy savings; and participate actively and communicate the benefits of ENERGY STAR. The ENERGY STAR Sustained Excellence Award recognizes organizations that have consistently earned Partner of the Year for several years in a row. Annual achievements must continue to surpass those in previous years. Sustained Excellence is presented to a partner at the EPA’s discretion.

The Company also developed an Energy Policy and a Water Policy. Using the Intertape Performance System ("IPS"), the Company is better able to link energy-saving efforts with production practices, creating a common language and enabling continuous improvement in both energy consumption and production. The current goals of the Energy Policy are for the Company to operate its facilities in an efficient, environmentally responsible, and safe manner; to reduce energy intensity by 2.5% per year and CO2 emissions by 3% per year, to support the procurement and generation of renewable energy, and to achieve this goal by implementing continuous improvement programs and employee training initiatives across the entire organization. The policy assigns the Corporate Utilities Team the role of measuring progress towards achieving the energy efficiency goal, identifying energy efficiency projects, and providing a forum for identifying best practices. It requires employees to be highly involved in reducing energy usage. The policy communicates the Company's recognition that through the awareness, commitment and capability of employees, the Company will strive to achieve success and surpass its energy efficiency goals. The Company's Water Policy aims to reduce water withdrawal by 25% by 2030 (using 2019 as the baseline year).

The Company signed the CEO Water Mandate making an aspirational pledge to advance water stewardship across six commitment areas including direct operations, public policy and transparency, and to submit annual progress reports.

The Company is a signatory to The Climate Pledge, joining just over 200 other organizations worldwide that are committed to net zero carbon by 2040, as well as a signatory to the Science Based Targets initiative, committing to net zero carbon by 2050.

The Company adopted a Sustainable Product Design and Development Vision Statement, which places the precautionary principle as outlined in the United Nations Global Compact and the Cradle to Cradle® principles as central pillars to guide its aspirational sustainable product lifecycle goals. This vision commits the Company to eliminate the use of toxic substances from new and existing products and its manufacturing processes and incorporate recycled and renewable materials in product design and purchasing while maintaining product performance. At its core, the Company's vision will allow it to apply “safe and circular” concepts to its design and development of its products.

During 2021, the Company achieved Cradle to Cradle Certified™ Bronze level for clear acrylic carton sealing tape and clear hot melt carton sealing tape, and Silver level for Curby Mailer HD and Curby Fragile Wrap, bringing the total number of Cradle to Cradle Certified product families to eight, which collectively represents approximately 51%3, by revenue, of the Company's manufactured products. The Cradle to Cradle Certified™ Products Program is a globally recognized protocol for product designers, manufacturers and brands as a pathway for making products with a positive impact on people and the planet. To receive certification, products are assessed for environmental and social performance across five critical sustainability categories: material health, material reuse, renewable energy and carbon management, water and soil stewardship, and social fairness. A product is assigned an achievement level for each category and the product’s lowest category achievement also represents its overall certification level.
In an effort to ensure that the packaging products manufactured by the Company are managed correctly at their end of use, the Company has partnered with the Sustainable Packaging Coalition and How2Recycle® program to ensure recycling instructions are communicated to customers in the most effective manner and put in place initiatives to correctly label the recyclable packaging products manufactured by the Company. The Company manufactures certain film product lines, typically not accepted through curbside recycling or community recycling centers. These product lines have been approved to use the How2Recycle® labeling system and are recyclable at store drop off locations (where applicable) for plastic film. The Company also offers protective packaging products that are curbside recyclable and are approved to use the How2Recycle® labeling system. Water-activated tape is a Kraft paper tape that is re-pulpable with the corrugated it is applied to. The Company markets its water-activated tape products as recyclable products.
(c)Regulation
The Company’s operations are subject to extensive environmental regulations in each of the countries in which it maintains facilities. For example, country specific environmental laws at the federal, state and local levels include statutes and regulations intended to: (i) impose certain obligations with respect to site contamination and to allocate the cost of investigating, monitoring and remedying soil and groundwater contamination among specifically identified parties; (ii) prevent future soil and groundwater contamination; (iii) impose national ambient standards and, in some cases, emission standards, for air pollutants which present a risk to public health, welfare or the natural environment; (iv) govern the handling, management, treatment, storage and disposal of hazardous wastes and substances; and (v) regulate the discharge of pollutants into waterways.
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
3 Revenue for certified products used in this calculation represents the revenue for the full year ended December 31, 2021, to demonstrate the magnitude of certified product families on an annual basis.

The Company obtains Phase I or similar environmental site assessments, and Phase II environmental site assessments, if necessary, for facilities before the Company either acquires or leases such facilities. These assessments typically include general inspections and may involve soil sampling and/or ground water analysis. These assessments may reveal any material or significant environmental liability for the Company and are therefore necessary to reveal all potential environmental liabilities that the Company may be required to address and possibly remediate. Additionally, understanding the future use of neighboring operations or the conditions of the land in the vicinity of the Company’s properties and monitoring the development of increasingly stringent environmental laws and regulations, enforcement or damage claims to property or injury to persons resulting from the impact of the Company’s operations, may cause it to incur significant future costs and liabilities.
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
(d)Climate
The planet faces significant challenges, from climate change to water quality and availability, to accumulating waste in the environment. The Company recognizes these challenges and is confronting them. The Company set goals to reduce water use, energy use, carbon emissions and improve its products’ environmental profile. The Company is actively working to redesign its products to reduce their footprint and achieve more circular manufacturing processes. As signatories to The Climate Pledge, an initiative co-founded by Amazon and Global Optimism, as well as the Business Ambition for 1.5°C campaign by Science Based Targets initiative, the Company has committed to net zero carbon by 2040 and 2050, respectively. For the first time, the Company also reported to CDP Climate, a not-for-profit charity that runs a global disclosure system for investors and companies to manage their environmental impacts, and received a score of “B” in 2021. More than 13,000 companies worth over 64% of global market capitalization disclosed data through CDP Climate in 2021. Just 2% of all scored companies made the “A” List, and 58% scored between “C” and “D-”, which demonstrates the achievement of receiving a B score in IPG’s first submission. The Company will look to improve on this score through continued work on energy efficiency, purchases of carbon offsets and renewable energy credits, and direct purchase of renewable energy via green tariffs and other similar programs, where available.

(9)     Human Capital
Employee Profile
The Company employs approximately 4,100 employees with operations in 34 locations, including 22 manufacturing facilities in North America, five in Asia and two in Europe as of March 11, 2022.
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
Please see Item 4B. Business Overview for a discussion of our COVID-19-related worker safety efforts.
Education, Training and Development
Education, training and development programs are standardized where appropriate, but also vary by region and operation, as necessary. In the U.S., Canada, Europe and India, the Company offers new hires training in IT security, the Company's Code of Conduct and Business Ethics ("Code of Conduct") and safety. Other types of training – including first aid training, fire extinguisher training, workplace hygiene, hazard communication training, on-the-job training, forklift training and leadership training, among other topics – are offered as needed at individual locations or one centralized location. The Company does not currently track the average hours of training per employee.
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
Portugal requires parental leave, and India provides leave for female employees only. The Company also maintains a policy to support breastfeeding mothers.
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

Entity	Place of Incorporation or Constitution	Proportion of Ownership Interest and Voting Power Held as of:
		December 31, 2021	December 31, 2020
Intertape Polymer Group Inc.	Canada	Parent	Parent
Better Packages, Inc.	Delaware	100%	100%
Capstone Polyweave Private Limited	India	55%	55%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Portugal	100%	100%
GPCP, Inc.	Delaware	50.1%	50.1%
Intertape Packaging UK Limited	Great Britain	100%	—%
Intertape Polymer Corp.	Delaware	100%	100%
Intertape Polymer Europe GmbH	Germany	100%	100%
Intertape Polymer Inc.	Canada	100%	100%
Intertape Polymer Japan GK	Japan	100%	100%
Intertape Polymer Woven USA Inc. (1)	Delaware	100%	100%
Intertape Woven Products Services, S.A. de C.V.	Mexico	100%	100%
Intertape Woven Products, S.A. de C.V.	Mexico	100%	100%
IPG Asia Private Limited (2)	India	100%	100%
IPG (US) Holdings Inc.	Delaware	100%	100%
IPG (US) Inc.	Delaware	100%	100%
IPG Mauritius Holding Company Ltd	Mauritius	100%	100%
IPG Mauritius II Ltd	Mauritius	100%	100%
IPG Mauritius Ltd	Mauritius	100%	100%
Nuevopak Global Limited	Hong Kong	100%	—%
Nuevopak GmbH	Germany	100%	—%
Nuevopak (Jiangmen) Environmental & Technology Company Ltd	China	100%	—%
Nuevopak Technology Company Limited	Hong Kong	100%	—%
Octo Packaging Limited	Hong Kong	100%	—%
Polyair Canada Limited	Canada	100%	100%
Polyair Corporation	Delaware	100%	100%
Spuntech Fabrics Inc.	Canada	100%	100%

*	Dormant
(1)	Merged out of existence on February 10, 2022.
(2)	Formerly known as Powerband Industries Private Limited ("Powerband").

D.	PROPERTY, PLANTS AND EQUIPMENT

The table below lists the Company's material tangible fixed assets, including a description of the size and uses of the property, how the assets are held, the products produced, and the location, as of December 31, 2021:

Location	Status	Use	Products Manufactured	Square Feet	Property Size (Acres)
NORTH AMERICA
9999 Cavendish Boulevard, Suite 200 St. Laurent, Quebec H4M 2X5	Leased	Corporate Headquarters	N/A	12,121
100 Paramount Drive, Suite 300 Sarasota, Florida 34232	Leased	Executive Headquarters	N/A	35,913
4 Hershey Drive Ansonia, Connecticut 06401	Leased	Machine Assembly	Machinery	46,400
6035 Lagrange Boulevard SW Atlanta, Georgia 30336	Leased	Manufacturing and Distribution	Mailers, Bubble Cushioning, Foam	105,600
300 Spencer-Mattingly Lane Bardstown, Kentucky 40004	Leased	Manufacturing	Foam, Machinery	102,318
525 Wilson Parkway Bardstown, Kentucky 40004	Owned	Manufacturing	Films, Air Pillows	15,000	7.76
1091 Carolina Pines Drive Blythewood, South Carolina 29016	Owned	Manufacturing	Tapes (paper, duct, stencil), Mailers	350,000	33.83
1095 South 4th Avenue Brighton, Colorado 80601	Leased	Manufacturing	BOPP Film, Carton Sealing Tape	Manufacturing & Office – 155,982 Warehouse – 27,500
2200 North McRoy Drive Carbondale, Illinois 62901	Owned	Manufacturing	Tapes (carton sealing, electrical, filament, specialty)	190,324	29.9
495 Meadow Lane Carlstadt, New Jersey 07072	Leased	Manufacturing	Mailers, Bubble Cushioning	75,000
1600 Kelly Boulevard #140 Carrollton, Texas 75006	Leased	Manufacturing	Bubble Cushioning	75,000
808 East 113th Street Chicago, Illinois 60628	Leased	Manufacturing	Mailers, Bubble Cushioning, Air Pillows	145,182
2000 South Beltline Boulevard Columbia, South Carolina 29201	Owned (1)	Idle	N/A	6 Buildings – 348,770	86.48
1692 Jenks Drive #102 Corona, California 92880	Leased	Manufacturing	Mailers, Bubble Cushioning, Reflective Packaging, Solar Blankets	129,200
1400 Rosemont Avenue Cornwall, Ontario K6J 3E6	Owned	Manufacturing and Distribution	Tapes (carton sealing, duct, filament, masking, sheathing, specialty, sports)	206,236	39.38
360 Ringgold Industrial Parkway Danville, Virginia 24540	Leased	Regional Distribution Center	N/A	199,600
1101 Eagle Springs Road Danville, Virginia 24540	Owned	Manufacturing	Tapes (carton sealing, PE) Films (stretch)	289,195	26.0

Location	Status	Use	Products Manufactured	Square Feet	Property Size (Acres)
10101 Nordel Court Delta, British Columbia V4G 1J8	Leased	Manufacturing	Engineered coated products	54,274
330 Humberline Drive Etobicoke, Ontario M9W 1R5	Leased	Office and Manufacturing	Mailers, Bubble Cushioning, Reflective Packaging, Solar Blankets	131,566
1522 Twin Bridges Road Everetts, North Carolina 27825	Owned	Manufacturing	Films (shrink)	91,238	11.30
317 Kendall Ave Marysville, Michigan 48040	Owned	Manufacturing	Tapes (paper, specialty)	5 Buildings – 226,016	11.53
748 4th Street Menasha, Wisconsin 54952	Owned	Office Building	N/A	16,251	0.80
741 4th Street Menasha, Wisconsin 54952	Owned	Manufacturing	Tapes (water- activated)	165,134	5.68
13722 Bill McGee Road Midland, North Carolina 28107	Owned	Manufacturing	Tapes (water- activated)	144,000	40.54
1407 The Boulevard, Suite E Rayne, Louisiana 70578	Leased	Offices	N/A	1,472
3725 Faith Road Salisbury, North Carolina 28146	Owned	Manufacturing and Distribution	Engineered Coated Products	41,465	3.21
101 E. State Parkway Schaumburg, IL 60173	Leased	Machine Assembly	Machinery	35,000
1800 East Pleasant Street Springfield, Ohio 45505	Owned	Manufacturing and Distribution	Engineered Coated Products	208,217	4.78
760 West 1000 North Tremonton, Utah 84337	Owned	Manufacturing	Films (stretch, shrink)	115,000	17.00
50 Abbey Avenue Truro, Nova Scotia B2N 5G6	Owned	Manufacturing	Engineered coated products	306,200	13.00
1800 Enterprise Boulevard West Sacramento, California 95691	Leased	Warehouse	N/A	32,549
1536 Cty Rd O Neenah, Wisconsin 54957	Leased	Distribution	N/A	114,650
543 Willow Street Truro, Nova Scotia B2N 6T3	Leased	Warehouse	N/A	27,000
EUROPE
Estrada da Praia, nº 1087 – 4740-696 Barqueiros, Barcelos, Portugal	Owned	Manufacturing and Distribution	Films (shrink)	93,721	5.44
Philipp-Reis-Straße 5 24941 Flensburg Germany	Leased	Office	N/A	1,453
Unit 1, Liberty Park, Newstead Road, Widnes, Cheshire, WA8 8GS, United Kingdom	Leased	(currently under construction) Manufacturing	Protective packaging (intention once operational)	108,091
ASIA
SP-1038, RIICO Industrial Area, Chopanki, Bhiwadi-301019, Rajasthan, India	Leased (2)	Manufacturing	Engineered coated products	150,000	5.97
354/3,4,5 Vapi-Kachigam Road Daman, India 396210	Owned	Manufacturing and Distribution	Tapes (carton sealing)	120,000	6.79
Plot # Z/103/B Dahej SEZ - II Lakhigam Taluka: Vagra Dist, Bharuch	Leased (2)	Manufacturing and Distribution	Tapes (carton sealing)	110,000	20.28

Location	Status	Use	Products Manufactured	Square Feet	Property Size (Acres)
Weiye Industrial Park (WIP) No. 86 Hongxing Road, Pengjiang District, Jiangmen City, Guangdong Province, China	Leased	Manufacturing	Machinery	2 Buildings - 53,125
SP4-319(A), RIICO Industrial Area Karoli, Rajasthan, India	Leased (2)	Manufacturing	Engineered coated products	220,000	14.80

(1)The Company has entered into a sales agreement that is expected to close during 2022.
(2)The land is leased under a long lease term and the manufacturing facility is owned by the Company.

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

The Company made progress through 2021 on several of its initiatives to improve productivity, increase capacity, and manufacture new products. Capital expenditures during 2019, 2020, and 2021 totalled $48.2 million, $45.8 million, and $81.3 million, respectively.
The Company typically relies upon cash flows from operations and funds available under the 2021 Credit Facility, Senior Unsecured Notes and other available borrowings to fund capital expenditures. In 2015 through 2018, capital expenditures were also financed in part by the 2014 Revolving Credit Facility, in 2018 - 2021, capital expenditures were also financed in part by the 2018 Credit Facility and in 2021, capital expenditures were also financed in part by the 2021 Credit Facility, the terms of which are summarized in Item 4.B. above.

For further details on capital expenditures regarding construction, expansion or improvement of above listed facilities, see Item 4.A. above.

Item 4A:	Unresolved Staff Comments

Not Applicable.

Item 5:Operating and Financial Review and Prospects (Management's Discussion & Analysis)

Intertape Polymer Group Inc.
Management’s Discussion and Analysis

This Management’s Discussion and Analysis ("MD&A") is intended to provide the reader with a better understanding of the business, strategy and performance of Intertape Polymer Group Inc. (the "Company"), as well as how it manages certain risks and capital resources. This MD&A, which has been prepared as of March 10, 2022, should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto as of December 31, 2021 and 2020 and for the three-year period ended December 31, 2021 ("Financial Statements"). It should also be read together with the text below on forward-looking statements in the Section entitled "Forward-Looking Statements."

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

This MD&A contains certain non-GAAP and other specified financial measures as defined under applicable securities legislation, including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, total leverage ratio, consolidated secured net leverage ratio, and free cash flows. Please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA and Adjusted EBITDA” section below for a description and reconciliation of EBITDA and adjusted EBITDA, "Non-GAAP Ratios" for a description of total leverage ratio, consolidated secured net leverage ratio and consolidated interest coverage ratio, and the "Free Cash Flows" and “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP and other specified financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. Where required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP and other specified financial measures to their most directly comparable GAAP financial measures set forth below in the section entitled "Non-GAAP and Other Specified Financial Measures" and should consider non-GAAP and other specified financial measures as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

Financial Highlights
(In millions of USD, except per share amounts, selected ratios, and stock information)
(Unaudited)

	2021	2020	2019
	$	$	$
Operations
Revenue	1,531.5	1,213.0	1,158.5
Gross margin (1)	22.2	23.8	21.3
Net earnings attributable to Company shareholders (2)	67.8	72.7	41.2
Adjusted net earnings (3) (4)	118.5	92.2	61.2
Adjusted EBITDA (3)	247.2	211.1	172.2
Cash flows from operating activities	160.4	179.6	135.0
Free cash flows (3)	79.1	133.8	86.8
Capital expenditures (5)	81.3	45.8	48.2
Effective tax rate (6)	25.6	20.7	28.3

Per Common Share
IPG Net Earnings - diluted	1.12	1.22	0.70
Adjusted earnings - diluted (3) (4)	1.96	1.55	1.04
Dividend paid per share (7)	0.65	0.60	0.58
Financial Position
Working capital (8)	193.1	165.6	169.4
Total assets	1,333.8	1,109.6	1,025.7
Net debt (9)	529.0	473.5	501.8
Total equity attributable to Company shareholders	338.2	304.7	260.7
Cash and loan availability (10)	528.4	408.7	406.0
Selected Ratios
Current ratio (11)	1.6	1.7	2.0
Consolidated secured net leverage ratio (3) (10)	0.5	1.1	1.4
Total leverage ratio (3) (12)	2.1	2.2	2.9

Stock Information (in thousands)
Weighted average shares outstanding - diluted	60,516	59,631	58,989
Shares outstanding as of December 31	59,285	59,027	59,010
The Toronto Stock Exchange (CDN$)
Share price as of December 31	26.32	24.14	16.62
High: 52 weeks	32.88	26.86	19.97
Low: 52 weeks	22.37	7.02	15.68
(1)     Gross profit divided by revenue.
(2)     Net earnings attributable to Company shareholders ("IPG Net Earnings").
(3)        Adjusted net earnings, adjusted earnings per share, adjusted EBITDA and free cash flows are non-GAAP financial measures, and consolidated secured net leverage ratio and total leverage ratio are non-GAAP ratios. Such measures are not standardized financial measures under GAAP and therefore may not be comparable to similar financial measures presented by other issuers. For definitions and a reconciliation to the most directly comparable GAAP financial measure, refer to the section below entitled "Non-GAAP and Other Specified Financial Measures" and "Cash Flows - Free Cash Flows".
(4)        Prior period amounts presented have been conformed to the current definition of adjusted net earnings which excludes the NCI Put Options Revaluation (defined later in this document).
(5)    Purchases of property, plant and equipment.
(6) Refer to the section below entitled "Income Taxes" and Note 5 – Income Taxes to the Company’s Financial Statements.
(7)     Dividends paid divided by weighted average basic shares outstanding.
(8)     Current assets less current liabilities.
(9)     Borrowings and lease liabilities, current and non-current, less cash.
(10)     Refer to the section below entitled "Liquidity and Borrowings".
(11)     Current assets divided by current liabilities.
(12)    Net debt, divided by adjusted EBITDA.

2021 Share Prices

	High	Low	Close	ADV (1)
The Toronto Stock Exchange (CDN$)
Q1	31.23	22.37	28.00	270,212
Q2	32.88	27.07	28.74	166,415
Q3	32.76	26.11	27.55	139,668
Q4	30.64	23.95	26.32	191,576

(1)Represents average daily volume sourced from the Toronto Stock Exchange.

Consolidated Quarterly Statements of Earnings
(In thousands of USD, except share and per share amounts)
(Unaudited)

	1st Quarter			2nd Quarter
	2021	2020	2019	2021	2020	2019
	$	$	$	$	$	$
Revenue	345,566	278,212	277,823	376,686	267,710	295,609
Cost of sales	263,016	219,105	220,027	287,402	210,623	230,915
Gross profit	82,550	59,107	57,796	89,284	57,087	64,694
Gross margin	23.9%	21.2%	20.8%	23.7%	21.3%	21.9%
Selling, general and administrative expenses	46,743	30,907	32,683	44,075	34,534	36,433
Research expenses	3,048	3,333	3,168	2,910	2,546	3,023
	49,791	34,240	35,851	46,985	37,080	39,456
Operating profit before manufacturing facility closures, restructuring and other related charges	32,759	24,867	21,945	42,299	20,007	25,238
Manufacturing facility closures, restructuring and other related charges	—	651	304	—	3,211	3,875
Operating profit	32,759	24,216	21,641	42,299	16,796	21,363
Finance costs (income)
Interest	5,368	7,798	7,693	10,070	7,513	8,565
Other expense (income), net	1,342	(1,132)	(655)	11,951	(9,590)	798
	6,710	6,666	7,038	22,021	(2,077)	9,363
Earnings before income tax expense	26,049	17,550	14,603	20,278	18,873	12,000
Income tax expense (benefit)
Current	2,184	2,355	1,175	6,039	3,996	5,977
Deferred	4,076	881	2,896	(484)	296	(439)
	6,260	3,236	4,071	5,555	4,292	5,538
Net earnings	19,789	14,314	10,532	14,723	14,581	6,462
Net earnings (loss) attributable to:
Company shareholders	19,052	14,376	10,491	14,338	14,479	6,566
Non-controlling interests	737	(62)	41	385	102	(104)
	19,789	14,314	10,532	14,723	14,581	6,462
IPG Net Earnings per share
Basic	0.32	0.24	0.18	0.24	0.25	0.11
Diluted	0.32	0.24	0.18	0.24	0.25	0.11
Weighted average number of common shares outstanding
Basic	59,027,047	59,009,685	58,652,366	59,027,230	59,009,685	58,760,473
Diluted	60,358,431	59,075,593	58,924,107	60,519,144	59,467,336	58,955,643

Consolidated Quarterly Statements of Earnings
(In thousands of USD, except share and per share amounts)
(Unaudited)

	3rd Quarter			4th Quarter
	2021 (1)	2020	2019	2021	2020	2019
	$	$	$	$	$	$
Revenue	395,552	323,027	293,598	413,665	344,079	291,489
Cost of sales	308,699	238,917	229,535	332,378	255,599	231,167
Gross profit	86,853	84,110	64,063	81,287	88,480	60,322
Gross margin	22.0%	26.0%	21.8%	19.7%	25.7%	20.7%
Selling, general and administrative expenses	42,835	38,621	35,025	43,486	53,424	32,533
Research expenses	2,897	2,554	3,326	3,027	2,763	3,010
	45,732	41,175	38,351	46,513	56,187	35,543
Operating profit before manufacturing facility closures, restructuring and other related charges (recoveries)	41,121	42,935	25,712	34,774	32,293	24,779
Manufacturing facility closures, restructuring and other related charges (recoveries)	—	466	1,614	—	—	(657)
Operating profit	41,121	42,469	24,098	34,774	32,293	25,436
Finance costs
Interest	6,157	7,368	7,764	6,081	6,757	7,668
Other expense (income), net	3,684	1,296	(459)	12,231	3,188	3,630
	9,841	8,664	7,305	18,312	9,945	11,298
Earnings before income tax expense	31,280	33,805	16,793	16,462	22,348	14,138
Income tax expense (benefit)
Current	5,878	9,373	6,584	8,012	9,871	3,459
Deferred	(353)	(2,741)	(2,332)	(1,288)	(4,910)	(1,010)
	5,525	6,632	4,252	6,724	4,961	2,449
Net earnings	25,755	27,173	12,541	9,738	17,387	11,689
Net earnings attributable to:
Company shareholders	25,314	26,726	12,528	9,109	17,089	11,631
Non-controlling interests	441	447	13	629	298	58
	25,755	27,173	12,541	9,738	17,387	11,689
IPG Net Earnings per share
Basic	0.43	0.45	0.21	0.15	0.29	0.20
Diluted	0.42	0.45	0.21	0.15	0.28	0.20
Weighted average number of common shares outstanding
Basic	59,165,617	59,009,685	58,877,185	59,284,947	59,012,869	58,900,337
Diluted	60,579,770	59,745,118	59,058,758	60,568,005	60,083,664	59,027,917
(1)Certain prior period amounts, including net earnings and the Company's non-GAAP and other specified financial measures, have been adjusted to reflect the allocation of purchase proceeds related to the acquisition by the Company of Nuevopak Global Limited ("Nuevopak") on July, 30, 2021 ("Nuevopak Acquisition") as measured and reported in the fourth quarter of 2021. These results reflect all adjustments which are, in the opinion of management, necessary to present a fair statement of the results for these interim periods. These adjustments are of a normal recurring nature. See "Nuevopak Acquisition" below as well as the section below entitled “Non-GAAP and Other Specified Financial Measures.”

Overview
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, stretch and shrink films, protective packaging, engineered coated products and packaging machinery for industrial and retail use. The Company provides packaging and protective solutions for industrial markets in North America, Europe and other geographies.
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
The Company has assembled a broad range of products by leveraging its manufacturing technologies, research and development capabilities, global sourcing expertise and strategic acquisitions. Over the years, the Company has made a number of strategic acquisitions intended to offer a broader range of products to better serve its markets. The Company’s extensive product line permits the Company to offer tailored solutions to a wide range of end-markets. The Company's largest end-markets as of December 31, 2021 were: general manufacturing, fulfillment/e-commerce, food and beverage, building and construction, retail and transportation.(1)
The Company's unique bundle of products positions it to serve the market with a broad and comprehensive range of packaging, protective and industrial product solutions. The Company believes that its broad and unique product bundle is a key competitive advantage. The portfolio of products is valuable to the Company’s customers as it contributes to the flexibility of its distributor partners by allowing them to offer a solutions-oriented approach to address specific end user needs, creates operating efficiencies and lowers operating costs. Management believes this flexibility is unique to the Company and differentiates the Company from its competitors.
COVID-19
In response to the coronavirus ("COVID-19") pandemic that began in December 2019, the Company implemented measures to prioritize the health and safety of its employees while protecting its assets, customers, suppliers, shareholders and other stakeholders. The Company instituted paid leave for all U.S. employees for certain COVID-19-related reasons, implemented remote work practices where possible, and added significant safety protocols for those needing to be on site at manufacturing facilities. The Company's COVID-19 safety practices can be grouped into four main areas:
•PROACTIVE COMMUNICATION: Portal to facilitate communication, including weekly COVID-19 updates for operations managers and town halls for all staff conducted by the Company's senior management.
•PREVENTION: Cleaning and sanitization processes including disinfection using UVC light and ozone to sanitize areas and objects; social distancing, including camera monitoring to assess social distancing performance and wearables to alert workers when the adequate distance is not maintained and help with contact tracking; mandatory mask requirement; remote working; physical barriers; touchless entry and exit, and temperature monitoring; and thank you bonuses for employees electing to receive the vaccination.
•RESPONSE PLAN: Incident response and ‘ready-to-go’-resources including cleaning kits.
•BEST PRACTICE SHARING AND TECHNOLOGY: Knowledge transfer across locations managed by a dedicated corporate team, including a COVID-19 Best Practice Matrix, as well as the evaluation of technologies to manage risk and automate processes.
While the Company has delivered positive financial results to date, the pandemic could yet materially impact, and in certain ways has negatively impacted (see the discussion elsewhere in this document regarding supply chain challenges) the Company’s ability to manufacture, source (including the delivery of raw materials to its facilities) or distribute its products both domestically and internationally and reduce demand for its products, any of which could have a significant negative impact on the Company’s financial results in 2022 and beyond. Given the dynamic nature of the pandemic (including its duration and the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.

Financial Summary
The Company achieved the revenue and adjusted EBITDA growth it expected in fiscal 2021 despite the challenges presented by significant, continued and widespread inflation in input costs, global supply chain constraints and labor shortages. Global supply chain disruptions, including those caused by COVID-19, ten-year highs in many commodity prices, weather-related events, transportation capacity limitations, port congestion, and energy consumption and intensity restrictions, have required the Company to modify supply plans, certify and source materials from new vendors, and increase selling prices to protect the dollar spread in an inflationary environment. As anticipated, these factors put pressure on the Company's margin percentages and required a significant investment in working capital. Demand remains strong and the Company continues to invest capital in additional capacity for its highest growth product categories.

The Company reported a 26.3% increase in revenue for the year ended December 31, 2021 as compared to the year ended December 31, 2020. Revenue increased for the year ended December 31, 2021 compared to 2020 primarily due to the impact of higher selling prices in all product categories driven by significant increases in the cost of raw materials and freight. The full year increase was also due to an increase in volume/mix primarily driven by organic growth in certain tape, films, woven, and protective packaging products, including continued strength in products with significant e-commerce end-market exposure, such as dispensing machines and water-activate tape, and the non-recurrence of COVID-19 related demand declines experienced in the second quarter of 2020.

Revenue increased 20.2% in the fourth quarter of 2021 compared to the fourth quarter of 2020 primarily due to the impact of higher selling prices and an increase in volume/mix primarily driven by certain tapes and dispensing machines.
Gross margin decreased to 22.2% in the year ended December 31, 2021 as compared to 23.8% in 2020. The decline in gross margin from the year ended December 31, 2021 compared to 2020 was primarily due to the unfavourable mathematical impact of Dollar Spread Maintenance(2).
Gross margin decreased to 19.7% in the fourth quarter of 2021 compared to 25.7% in the fourth quarter of 2020. The decline in gross margin for the fourth quarter of 2021 compared to the fourth quarter of 2020 was primarily due to the unfavourable mathematical impact of Dollar Spread Maintenance and an increase in plant operating costs including costs associated with supply chain disruptions and labor shortages, partially offset by a favourable product mix.
IPG Net Earnings for the year ended December 31, 2021 decreased to $67.8 million ($1.15 basic and $1.12 diluted earnings per share) from $72.7 million ($1.23 basic and $1.22 diluted earnings per share) for the year ended December 31, 2020. The decrease was primarily due to (i) an increase in finance costs mainly due to the 2018 Senior Unsecured Notes Redemption Charges(3), the non-recurrence of the Nortech Contingent Consideration Gain(4) and an increase in the NCI Put Options Revaluation(5), and (ii) an increase in selling, general and administrative expenses ("SG&A") mainly due to the growth of the business in 2021 and the non-recurrence of cost saving measures implemented in response to COVID-19 related uncertainty in 2020. These unfavourable impacts were partially offset by an increase in gross profit.
IPG Net Earnings for the fourth quarter of 2021 totalled $9.1 million ($0.15 basic and diluted earnings per share) compared to $17.1 million ($0.29 basic and $0.28 diluted earnings per share) for the fourth quarter of 2020. The decrease was primarily due to an increase in finance costs mainly due to an increase in the NCI Put Options Revaluation and a decrease in gross profit. These unfavourable impacts were partially offset by a decrease in SG&A mainly due to a decrease in the fair value of cash-settled share-based compensation awards in the fourth quarter of 2021 compared to a significant increase in the fourth quarter of 2020.
As of December 31, 2021, the Company modified its definition of adjusted net earnings(6) to also exclude the NCI Put Options Revaluation. The NCI Put Options Revaluation has been excluded because it is not considered by management to be representative of the Company's underlying core operating performance as it is a non-operating, non-cash adjustment. Prior period amounts presented have been conformed to the current definition of adjusted net earnings.
Adjusted net earnings increased to $118.5 million ($2.00 basic and $1.96 diluted adjusted earnings per share(6)) for the year ended December 31, 2021 from $92.2 million ($1.56 basic and $1.55 diluted adjusted earnings per share) for the year ended December 31, 2020. The increase was primarily due to an increase in gross profit, partially offset by increases in SG&A and income tax expense.
Adjusted net earnings decreased to $26.2 million ($0.44 basic adjusted earnings per share and $0.43 diluted adjusted earnings per share) for the fourth quarter of 2021 from $34.8 million ($0.59 basic adjusted earnings per share and $0.58 diluted adjusted earnings per share) for the fourth quarter of 2020. The decrease was primarily due to an increase in SG&A and a decrease in gross profit.
Adjusted EBITDA(6) increased to $247.2 million for the year ended December 31, 2021 from $211.1 million for the year ended December 31, 2020. The increase was primarily due to an increase in gross profit, partially offset by an increase in SG&A.
Adjusted EBITDA decreased to $58.2 million for the fourth quarter of 2021 from $67.7 million for the fourth quarter of 2020. The decrease was primarily due to an increase in SG&A and a decrease in gross profit.

(1)Represents management estimates as the Company does not have access to exact point of sale data.
(2)The "Dollar Spread Maintenance" refers to the Company's objective of maintaining the dollar spread between selling prices and the cost of raw materials and freight in an inflationary environment by attempting to increase selling prices to offset those higher costs. When this objective is successfully met, the result is a reduction in margin percentages due to the mathematical effect of having a constant dollar profit per unit on a higher revenue per unit. The opposite would be expected to occur in a deflationary input cost environment.
(3)The "2018 Senior Unsecured Notes Redemption Charges" refers to debt issuance costs of $3.6 million that were written off, as well as an early redemption premium and other costs of $14.4 million recorded in the second quarter of 2021 in connection with the redemption of the $250 million 7.00% senior unsecured notes that were scheduled to mature on October 15, 2026 (the "2018 Senior Unsecured Notes"). For additional information, see the "Liquidity and Borrowings" section below.
(4)The "Nortech Contingent Consideration Gain" refers to the fair value adjustment recorded in the second quarter of 2020 related to the potential earn-out consideration obligation associated with the Nortech Acquisition. The "Nortech Acquisition" refers to the acquisition by the Company of substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (together "Nortech") on February 11, 2020.
(5)The "NCI Put Options Revaluation" refers to the valuation adjustment made to non-controlling interest put options. Refer to Note 24 – Financial Instruments to the Company’s Financial Statements.
(6)Non-GAAP financial measure. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see “Non-GAAP and Other Specified Financial Measures” below.

Other Highlights

Syfan USA Acquisition
On January 13, 2022, the Company acquired substantially all of the operating assets of Syfan Manufacturing, Inc. ("Syfan USA") for $18.0 million, subject to post-closing adjustments. The Company financed the acquisition with funds available under its 2021 Credit Facility (defined later in this document). Syfan USA manufactures polyolefin shrink film products at a facility in Everetts, North Carolina, serving customers in a variety of end use applications. The acquisition of Syfan USA is expected to expand the Company’s existing shrink film production capacity in North America, allowing the Company to better service the growing demand of its customer base.
Acquisition by Clearlake
On March 7, 2022, the Company entered into a definitive agreement to be acquired by an affiliate of Clearlake Capital Group, L.P. (together with certain of its affiliates, “Clearlake”). Under the terms of the agreement, Clearlake agreed to acquire the outstanding shares of the Company for CDN$40.50 per share in an all-cash transaction valued at approximately US$2.6 billion, including net debt. Upon completion of the transaction, the Company will become a privately held company. The transaction, which will be effected pursuant to a court-approved plan of arrangement, is expected to close in the third quarter of 2022. The transaction is not subject to a financing condition but is subject to customary closing conditions, including receipt of shareholder, regulatory and court approvals.
Dividend Declaration
On March 10, 2022, the Board of Directors declared a dividend of $0.17 per common share payable on March 31, 2022 to shareholders of record at the close of business on March 21, 2022.

On August 10, 2021, the Board of Directors increased the annualized dividend by 7.9% from $0.63 to $0.68 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook.

Sustainability
The Company continues to embrace sustainability as a key strategy to drive operational excellence. The Company's core sustainability goals and commitments include:
•     75% of the products manufactured by the Company, by revenue, will be Cradle to Cradle Certified™ by 2025;
•     75% of packaging products manufactured by the Company, by revenue, will be recyclable, reusable, or compostable by 2025 and 100% by 2030;
•     50% of the energy used by the Company, at a minimum, will be renewable by 2030;
•25% reduction in water withdrawal by 2030 (using 2019 as the baseline year);
•25% reduction in energy intensity by 2030 (using 2019 as the baseline year);
•30% reduction in CO2 emissions by 2030 (using 2019 as the baseline year);
•committed to net-zero emissions by 2040 in line with the Climate Pledge, an initiative co-founded by Amazon and Global Optimism, as well as the Business Ambition for 1.5°C campaign by Science Based Targets initiative;
•the Company's workforce will be reflective of the demographics in the communities in which it operates by 2030; and
•the top 200 people leaders at IPG will complete training and a management development program centered on inclusivity and diversity.

In June 2021, the Company published its 2020 annual sustainability report, titled “Our Circular Economy”. The report provides an overview of the Company’s sustainability progress in 2020 and highlights future opportunities. The Company's achievements in 2021 include:
•Achieved Cradle to Cradle Certified™ Bronze level for Intertape® Acrylic Carton Sealing Tape and Intertape® Hot Melt Carton Sealing Tape.
•Awarded the U.S. Environmental Protection Agency's 2021 ENERGY STAR® Partner of the Year - Sustained Excellence(1) designation for the sixth consecutive year.
•Achieved the U.S. Environmental Protection Agency's ENERGY STAR® Challenge for Industry Award for the fifth time at the Carbondale, Illinois manufacturing facility.
•Earned the U.S. Environmental Protection Agency's 2021 ENERGY STAR® Award for superior energy performance at the Danville, Virginia regional distribution center.
•Achieved ISO 50001 certification for the energy management system in place at the Danville, Virginia manufacturing facility and regional distribution center.
•Partnered with the U.S. Department of Energy Better Buildings® Low Carbon Pilot, a two year program designed to demonstrate real world successes in achieving low carbon emissions from building and manufacturing operations.
•Partnered with the Sustainable Packaging Coalition and How2Recycle® program in an effort to ensure recycling instructions are communicated to customers in the most effective manner. As a result of this collaboration, StretchFLEX® and SuperFLEX® stretch films qualified as store drop-off recyclable per the How2Recycle® guidelines.
•Achieved Cradle to Cradle Certified™ Silver level for Curby® Mailer HD and the Curby® Cushioning Solutions family of products.
•Supported customer sustainability initiatives with cradle to cradle certification of private label water-activated tape.
•Submitted its first report to CDP Climate and received a B score, which is above the industry average, on the comprehensiveness of disclosure, awareness and management of environmental risks and best practices associated with environmental leadership.
•Signed the CEO Water Mandate making an aspirational pledge to advance water stewardship across six commitment areas including direct operations, public policy and transparency, and submit annual progress reports.
Read the full report at www.itape.com/sustainability.

Nuevopak Acquisition

On July 30, 2021, the Company completed the acquisition of Nuevopak Global Limited (“Nuevopak”) (the "Nuevopak Acquisition") for $43.0 million in total estimated consideration. This amount includes $34.7 million paid at closing (net of cash received) and potential earn-out consideration of up to $8.3 million to be paid upon the achievement of certain operational milestones within three years from the date of closing. The Company financed the acquisition with funds available under its 2021 Credit Facility (defined later in this document).

Nuevopak designs and develops a range of machines that provide void-fill and cushioning protective packaging solutions primarily targeting protective paper packaging solutions. Prior to the acquisition, Nuevopak supplied the Company with paper dispensing machines and converted paper for protective packaging distribution in North America. Nuevopak is headquartered in Hong Kong with subsidiaries in Jiangmen, China and Scheden, Germany that serve customers around the world, providing protective packaging solutions using a combination of world-class innovation and specialized industry experience.

This acquisition is expected to further strengthen the Company's product bundle and secure a broader suite of sustainable packaging solutions, thereby supporting the Company’s vision to be a global leader in packaging and protective solutions. The acquisition is also expected to enable the Company to secure dispensing machine supply, vertically integrate its paper converting operation, and expand market share in this growing, sustainability-focused market.

The Company expects to achieve a post-synergy adjusted EBITDA acquisition multiple on the Nuevopak transaction that is approximately 5x by 2023. In management’s view, the post-synergy multiple is more representative of the contribution Nuevopak can offer within the Company, compared to Nuevopak’s current modest contribution on a stand-alone basis given its early stage growth profile. Expected cost synergies include margin expansion through the vertical integration of the Company’s paper converting operations, as well as savings on future capital expenditures by leveraging Nuevopak’s strategic parts sourcing and assembly capabilities. The Company also believes additional revenue synergies will materialize as it continues to scale its protective packaging business across multiple market verticals, led by the continued demand growth in the e-commerce fulfillment vertical and customer preferences for sustainable packaging solutions. In total, deal and integration costs are expected to be approximately $2 to $3 million, with the majority of these costs expected to be recognized by the end of 2022.
The Nuevopak Acquisition’s impact on the Company’s consolidated earnings was as follows (in millions of USD):

	Three months ended December 31, 2021	July 31 through December 31, 2021
	$	$
Revenue	0.8	2.9
Net loss	0.6	0.8
Results of Operations
Revenue
Revenue for the year ended December 31, 2021 totalled $1,531.5 million, a $318.4 million or 26.3% increase from $1,213.0 million for the year ended December 31, 2020, primarily due to:
•The impact of higher selling prices of approximately $162 million across all product lines driven by increases in the cost of raw materials and freight;
•An increase in volume/mix of approximately 12% or $143 million primarily driven by organic growth in certain tapes, machines, films, woven, and protective packaging products, including continued strength in products with significant e-commerce end-market exposure such as dispensing machines and water-activated tape, and the non-recurrence of COVID-19 related demand declines experienced in the second quarter of 2020; and
•A favourable foreign exchange impact of $11 million.
Revenue for the year ended December 31, 2020 totalled $1,213.0 million, a $54.5 million or 4.7% increase from $1,158.5 million for the year ended December 31, 2019, primarily due to:
•An increase in volume/mix of approximately 4.7% or $54.0 million primarily driven by increased demand in products with significant e-commerce or building and construction end-market exposure, including water-activated tape, protective packaging, and certain other tape products; and
•Additional revenue of $11.7 million from the Nortech Acquisition.

Partially offset by:
•The impact of lower selling prices of approximately $10.3 million primarily in films, woven products, and certain carton sealing tape products as a result of lower cost raw materials experienced through a portion of the year.
Revenue for the fourth quarter of 2021 totalled $413.7 million, a $69.6 million or 20.2% increase from $344.1 million for the fourth quarter of 2020, primarily due to:
•The impact of higher selling prices of approximately $62 million across all product lines driven by increases in the cost of raw materials and freight; and
•An increase in volume/mix of approximately 2% or $7 million primarily driven by certain tapes, woven products, and dispensing machines.
Gross Profit and Gross Margin
Gross profit totalled $340.0 million for the year ended December 31, 2021, a $51.2 million or 17.7% increase from $288.8 million for the year ended December 31, 2020. Gross margin was 22.2% in 2021 and 23.8% in 2020.
•Gross profit increased primarily due to a favourable product volume/mix and an increase in spread between selling prices and combined raw material and freight costs, partially offset by unfavourable performance of the Nortech Acquisition and the unfavourable impacts of supply chain disruptions and labor shortages.
•Gross margin decreased primarily due to the unfavourable mathematical impact of Dollar Spread Maintenance.
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
•Gross margin increased primarily due to an increase in spread between selling prices and combined raw material and freight costs, and favourable plant performance driven by increased scale.
Gross profit totalled $81.3 million for the fourth quarter of 2021, a $7.2 million or 8.1% decrease from $88.5 million for the fourth quarter of 2020. Gross margin was 19.7% in the fourth quarter of 2021 and 25.7% in the fourth quarter of 2020.
•Gross profit decreased primarily due to an increase in plant operating costs, unfavourable performance of the Nortech Acquisition, and the unfavourable impacts of supply chain disruptions and labor shortages, partially offset by favourable product volume/mix.
•Gross margin decreased primarily due to the unfavourable mathematical impact of Dollar Spread Maintenance and the increase in plant operating costs.
Selling, General and Administrative Expenses
SG&A totalled $177.1 million for the year ended December 31, 2021, a $19.7 million or 12.5% increase from $157.5 million for the year ended December 31, 2020. The increase was primarily due to increases in (i) variable compensation, (ii) professional consulting services, including M&A Costs (defined later in this document), and (iii) employee- and technology-related costs, all of which increased mainly due to the growth of the business in 2021 and the non-recurrence of cost saving measures implemented in response to COVID-19 related uncertainty in 2020.
SG&A totalled $157.5 million for the year ended December 31, 2020, a $20.8 million or 15.2% increase from $136.7 million for the year ended December 31, 2019. The increase was primarily due to an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments.
Share-based compensation expense totalled $21.7 million, $22.9 million and $0.5 million for the years ended December 31, 2021, 2020 and 2019, respectively. Excluding share-based compensation expense, SG&A decreased $1.6 million or 1.2% for the year ended December 31, 2020 compared to 2019, primarily due to cost saving initiatives implemented due to COVID-19, partially offset by additional SG&A from the Nortech Acquisition.
As a percentage of revenue, SG&A, excluding share-based compensation expense, represented 10.2%, 11.1%, and 11.8%% for 2021, 2020 and 2019, respectively.

SG&A for the fourth quarter of 2021 totalled $43.5 million, a $9.9 million or 18.6% decrease from $53.4 million for the fourth quarter of 2020. The decrease was primarily due to a decrease in the fair value of cash-settled share-based compensation awards in the fourth quarter of 2021 compared to a significant increase in the fourth quarter of 2020, partially offset by the increases in SG&A in 2021 discussed above.
Manufacturing Facility Closures, Restructuring and Other
Manufacturing facility closures, restructuring and other related charges were nil for the year ended December 31, 2021 and totalled $4.3 million for the year ended December 31, 2020, a $0.8 million decrease from $5.1 million for the year ended December 31, 2019. The decrease in 2020 was primarily due to higher closure costs incurred in 2019 related to both Cantech(1) facility closures (the Montreal, Quebec manufacturing facility at the end of 2019 and the Johnson City, Tennessee manufacturing facility at the end of 2018) as compared to 2020 which included charges associated with employee restructuring initiatives in response to COVID-19 uncertainties. Charges incurred during the year ended December 31, 2020 were composed of $3.7 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.6 million in non-cash impairments of inventory. Charges incurred in 2019 were composed of $4.3 million of cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.8 million in non-cash impairments of property, plant and equipment and inventory.
(1)    "Cantech" refers to Canadian Technical Tape Ltd. which was acquired by the Company in July 2017.
Finance Costs (Income)
Finance costs for the year ended December 31, 2021 totalled $56.9 million, a $33.7 million increase from $23.2 million for the year ended December 31, 2020, primarily due to (i) the 2018 Senior Unsecured Notes Redemption Charges in 2021, (ii) the non-recurrence of the Nortech Contingent Consideration Gain, and (iii) an increase in the NCI Put Options Revaluation (refer to Note 24 in the Company's Financial Statements for more information regarding the options).
Finance costs for the year ended December 31, 2020 totalled $23.2 million, an $11.8 million decrease from $35.0 million for the year ended December 31, 2019, primarily due to (i) the Nortech Contingent Consideration Gain, (ii) a decrease in interest expense as discussed below, and (iii) a decrease in the NCI Put Options Revaluation. These favourable items were partially offset by the non-recurrence of the benefit resulting from the favourable settlement of the previously-recorded liability related to a 2018 business acquisition and foreign exchange losses in 2020, compared to foreign exchange gains in 2019.
The decrease in interest expense for the year ended December 31, 2020 compared to December 31, 2019 is largely due to a lower average cost of debt, lower average debt outstanding and the non-recurrence of interest expense resulting from the Proposed Tax Assessment (defined later in this document) recorded in 2019, partially offset by a decrease in capitalized interest.
Finance costs for the fourth quarter of 2021 totalled $18.3 million, an $8.4 million increase from finance costs of $9.9 million for the fourth quarter of 2020, primarily due to an increase in the NCI Put Options Revaluation, partially offset by (i) foreign exchange gains in 2021 compared to foreign exchange losses in 2020 and (ii) a decrease in interest expense largely due to a lower average cost of debt, partially offset by higher average debt outstanding.
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

The table below reflects the calculation of the Company’s effective tax rate (in millions of USD):

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020	2019
	$	$	$	$	$
Income tax expense	6.7	5.0	24.1	19.1	16.3
Earnings before income tax expense	16.5	22.3	94.1	92.6	57.5
Effective tax rate	40.9%	22.2%	25.6%	20.7%	28.3%
The increase in the effective tax rate for the year ended December 31, 2021 compared to the same period in 2020 was primarily due to the unfavourable impacts of non-deductible activity including the NCI Put Option Revaluation and certain other expenses within the US as a result of limitations imposed by the Tax Cuts and Jobs Act ("TCJA").
The increase in the effective tax rate for the year ended December 31, 2020 compared to the same period in 2019 is primarily due to the elimination of certain tax benefits as a result of the TCJA related to intercompany debt and the Proposed Tax Assessment. Excluding the Proposed Tax Assessment, the effective tax rate for the year end December 31, 2020 would have been 26.3%. The "Proposed Tax Assessment" refers to a proposed state income tax assessment and the related interest expense totalling $2.3 million resulting from the denial of the utilization of certain net operating losses generated in tax years 2000-2006.
The increase in the effective tax rate for the three months ended December 31, 2021 compared to the same period in 2020 was primarily due to the unfavourable impact of the non-deductible NCI Put Option Revaluation.
IPG Net Earnings
IPG Net Earnings totalled $67.8 million for the year ended December 31, 2021, a $4.9 million decrease from $72.7 million for the year ended December 31, 2020. The decrease was primarily due to (i) an increase in finance costs mainly due to the 2018 Senior Unsecured Notes Redemption Charges, the non-recurrence of the Nortech Contingent Consideration Gain and an increase in the NCI Put Options Revaluation, and (ii) an increase in SG&A mainly due to the growth of the business in 2021 and the non-recurrence of cost saving measures implemented in response to COVID-19 related uncertainty in 2020. These unfavourable impacts were partially offset by an increase in gross profit.
IPG Net Earnings totalled $72.7 million for the year ended December 31, 2020, a $31.5 million increase from $41.2 million for the year ended December 31, 2019. The increase was primarily due an increase in gross profit and the Nortech Contingent Consideration Gain. These favourable impacts were partially offset by an increase in share-based compensation mainly due to an increase in the fair value of cash-settled awards, including the impact of performance adjustments.
IPG Net Earnings for the fourth quarter of 2021 totalled $9.1 million, a $8.0 million decrease from $17.1 million for the fourth quarter of 2020. The decrease was primarily due to an increase in finance costs mainly due to an increase in the NCI Put Options Revaluation and a decrease in gross profit. These unfavourable impacts were partially offset by a decrease in SG&A mainly due to a decrease in the fair value of cash-settled share-based compensation awards in the fourth quarter of 2021 compared to a significant increase in the fourth quarter of 2020.

Non-GAAP and Other Specified Financial Measures
The Company measures the success of the business using a number of key performance indicators, many of which are in accordance with GAAP as described throughout this MD&A. This MD&A also contains certain non-GAAP and other specified financial measures as defined under applicable securities legislation including adjusted net earnings (loss), adjusted earnings (loss) per share, EBITDA, adjusted EBITDA, total leverage ratio, consolidated secured net leverage ratio and free cash flows. Please see the "Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) Per Share" section below for a description and reconciliation of adjusted net earnings (loss) and adjusted earnings (loss) per share, “EBITDA, Adjusted EBITDA and Total Leverage Ratio” section below for a description and reconciliation of EBITDA, adjusted EBITDA, and a description of consolidated secured net leverage ratio and total leverage ratio, and the “Cash Flows” section below for a description and reconciliation of free cash flows). In determining these measures, the Company excludes certain items which are otherwise included in determining the comparable GAAP financial measures. The Company believes such non-GAAP and other specified financial measures are key performance indicators that improve the period-to-period comparability of the Company’s results and provide investors with more insight into, and an additional tool to understand and assess, the performance of the Company's ongoing core business operations. Where required by applicable securities legislation, the Company has provided definitions of those measures and reconciliations of those measures to the most directly comparable GAAP financial measures. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP and other specified financial measures to their most directly comparable GAAP financial measures set forth below and should consider non-GAAP and other specified financial measures as a supplement to, and not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.
Non-GAAP Financial Measures
A non-GAAP financial measure (i) depicts the historical or expected future financial performance, financial position or cash flows of the Company, (ii) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most comparable financial measure presented in the financial statements, (iii) is not presented in the financial statements of the Company, and (iv) is not a ratio, fraction, percentage or similar representation.
Non-GAAP financial measures presented and discussed in this MD&A are as follows:
Adjusted Net Earnings (Loss) and Adjusted Earnings (Loss) Per Share
A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to IPG Net Earnings, the most directly comparable GAAP financial measure, is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as IPG Net Earnings as determined by GAAP. The Company defines adjusted net earnings (loss) as IPG Net Earnings before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant, and equipment; (viii) the valuation adjustment made to non-controlling interest put options ("NCI Put Option Revaluation"); (ix) other discrete items as shown in the table below; and (x) the income tax expense (benefit) effected by these items. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to IPG Net Earnings as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it allows investors to make a more meaningful comparison of the Company’s performance between periods presented by excluding certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, adjusted net earnings (loss) is used by management in evaluating the Company’s performance because it believes it provides an indicator of the Company’s performance that is often more meaningful than GAAP financial measures for the reasons stated in the previous sentence.
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
The following table presents M&A Costs included in IPG Net Earnings and added back to adjusted net earnings and adjusted EBITDA (in millions of USD):

	Three months ended		Twelve months ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020	December 31, 2019
	$	$	$	$	$
M&A Costs	5.0	0.4	8.1	3.5	11.2
M&A Costs for the year ending December 31, 2021 were composed of $3.6 million in due diligence, legal, accounting, and other advisory costs, including for deals that did not progress to the execution phase ("Due Diligence"), $2.9 million in integration costs and $1.6 million in non-cash purchase price accounting adjustments.
M&A Costs in the fourth quarter of 2021 were composed of $2.8 million in integration costs, $1.4 million in Due Diligence and $0.8 million in non-cash purchase price accounting adjustments.
The integration costs in the fourth quarter and full year 2021 included impairment of pre-acquisition inventories related to Nortech of $2.1 million.

Adjusted Net Earnings Reconciliation to IPG Net Earnings
(In millions of USD, except per share amounts and share numbers)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020	2019
	$	$	$	$	$
IPG Net Earnings	9.1	17.1	67.8	72.7	41.2
Manufacturing facility closures, restructuring and other related charges	—	—	—	4.3	5.1
M&A Costs	5.0	0.4	8.1	3.5	11.2
Share-based compensation expense	0.7	18.4	21.7	22.9	0.5
Impairment of long-lived assets and other assets	0.4	0.3	0.8	0.6	0.9
Loss on disposal of property, plant and equipment	0.2	0.1	0.1	0.3	0.6
NCI Put Option Revaluation	12.0	2.5	12.0	2.5	3.3
Other item: special income tax events(1)	—	—	—	—	2.3
Other item: Nortech Contingent Consideration Gain	—	—	—	(11.0)	—
Other item: Nortech incremental tax costs incurred(2)	—	—	0.8	—	—
Other item: 2018 Senior Unsecured Notes Redemption Charges	—	—	18.1	—	—
Income tax benefit, net	(1.3)	(3.9)	(10.8)	(3.4)	(4.0)
Adjusted net earnings(3)	26.2	34.8	118.5	92.2	61.2

IPG Net Earnings per share
Basic	0.15	0.29	1.15	1.23	0.70
Diluted	0.15	0.28	1.12	1.22	0.70

Adjusted earnings per share(3)
Basic	0.44	0.59	2.00	1.56	1.04
Diluted	0.43	0.58	1.96	1.55	1.04

Weighted average number of common shares outstanding
Basic	59,284,947	59,012,869	59,127,025	59,010,485	58,798,488
Diluted	60,568,005	60,083,664	60,516,106	59,630,873	58,989,134
(1)    Refers to the Proposed Tax Assessment recorded in the second quarter of 2019.
(2)    Refers to charges incurred related to an amount payable to the former owners of Nortech for tax-related costs associated with the Nortech Acquisition that was subsequently paid in July 2021.
(3)    Prior period amounts presented have been conformed to the current definition of adjusted net earnings which excludes the NCI Put Options Revaluation.
Adjusted net earnings totalled $118.5 million for the year ended December 31, 2021, a $26.3 million or 28.6% increase from $92.2 million for the year ended December 31, 2020. The increase was primarily due to an increase in gross profit, partially offset by increases in SG&A and income tax expense.
Adjusted net earnings totalled $92.2 million for the year ended December 31, 2020, a $31.0 million or 50.8% increase from $61.2 million for the year ended December 31, 2019. The increase was primarily due to an increase in gross profit, partially offset by an increase in income tax expense.

Adjusted net earnings totalled $26.2 million for the fourth quarter of 2021, an $8.6 million or 24.8% decrease from $34.8 million for the fourth quarter of 2020. The decrease was primarily due to an increase in SG&A and a decrease in gross profit.
EBITDA and Adjusted EBITDA
A reconciliation of the Company’s EBITDA and adjusted EBITDA, both of which are non-GAAP financial measures, to net earnings (loss), the most directly comparable GAAP financial measure, is set out in the table below. EBITDA and adjusted EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) interest and other finance costs (income); (ii) income tax expense (benefit); (iii) amortization of intangible assets; and (iv) depreciation of property, plant and equipment. The Company defines adjusted EBITDA as EBITDA before (i) manufacturing facility closures, restructuring and other related charges (recoveries); (ii) advisory fees and other costs associated with mergers and acquisitions activity, including due diligence, integration and certain non-cash purchase price accounting adjustments ("M&A Costs"); (iii) share-based compensation expense (benefit); (iv) impairment of goodwill; (v) impairment (reversal of impairment) of long-lived assets and other assets; (vi) write-down on assets classified as held-for-sale; (vii) (gain) loss on disposal of property, plant and equipment; and (viii) other discrete items as shown in the table below. The terms "EBITDA" and "adjusted EBITDA" do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that they allow investors to make a more meaningful comparison between periods of the Company’s performance, underlying business trends and the Company’s ongoing operations. The Company further believes these measures may be useful in comparing its operating performance with the performance of other companies that may have different financing and capital structures, and tax rates. Adjusted EBITDA excludes costs that are not considered by management to be representative of the Company’s underlying core operating performance, including certain non-operating expenses, non-cash expenses and, where indicated, non-recurring expenses. In addition, EBITDA and adjusted EBITDA are used by management to set targets and are metrics that, among others, can be used by the Company’s Human Resources and Compensation Committee to establish performance bonus metrics and payout, and by the Company’s lenders and investors to evaluate the Company’s performance and ability to service its debt, finance capital expenditures and acquisitions, and provide for the payment of dividends to shareholders.
EBITDA and Adjusted EBITDA Reconciliation to Net Earnings
(In millions of USD)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020	2019
	$	$	$	$	$
Net earnings	9.7	17.4	70.0	73.5	41.2
Interest and other finance costs	18.3	9.9	56.9	23.2	35.0
Income tax expense	6.7	5.0	24.1	19.1	16.3
Depreciation and amortization	17.1	16.2	65.5	63.8	61.4
EBITDA	51.9	48.5	216.5	179.6	154.0
Manufacturing facility closures, restructuring and other related charges	—	—	—	4.3	5.1
M&A Costs	5.0	0.4	8.1	3.5	11.2
Share-based compensation expense	0.7	18.4	21.7	22.9	0.5
Impairment of long-lived assets and other assets	0.4	0.3	0.8	0.6	0.9
Loss on disposal of property, plant and equipment	0.2	0.1	0.1	0.3	0.6
Adjusted EBITDA	58.2	67.7	247.2	211.1	172.2

Adjusted EBITDA totalled $247.2 million for the year ended December 31, 2021, a $36.0 million or 17.1% increase from $211.1 million for the year ended December 31, 2020. The increase was primarily due to an increase in gross profit, partially offset by an increase in SG&A.

Adjusted EBITDA totalled $211.1 million for the year ended December 31, 2020, a $38.9 million or 22.6% increase from $172.2 million for the year ended December 31, 2019. The increase was primarily due to an increase in gross profit.

Adjusted EBITDA totalled $58.2 million for the fourth quarter of 2021, a $9.4 million or 13.9% decrease from $67.7 million for the fourth quarter of 2020. The decrease was primarily due to an increase in SG&A and a decrease in gross profit.
Free Cash Flows
Free cash flows is defined by the Company as cash flows from operating activities less purchases of property, plant and equipment. Free cash flows does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Free cash flows should not be interpreted to represent the total cash movement for the period as described in the Company's Financial Statements, or to represent residual cash flow available for discretionary purposes, as it excludes other mandatory expenditures such as debt service. The Company is including free cash flows because it is used by management and investors in evaluating the Company’s performance and liquidity. The Company experiences business seasonality that typically results in the majority of cash flows from operating activities and free cash flows being generated in the second half of the year. A reconciliation of free cash flows to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth in the section entitled "Cash Flows - Free Cash Flows".
Non-GAAP Ratios
A non-GAAP ratio is a financial measure presented in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one of its components and is not presented in the financial statements of the Company. The non-GAAP ratios presented and discussed in this MD&A are as follows:
Total Leverage Ratio. Consolidated Secured Net Leverage Ratio and Consolidated Interest Coverage Ratio
The Company defines total leverage ratio as borrowings and lease liabilities less cash divided by adjusted EBITDA. Consolidated secured net leverage ratio and consolidated interest coverage ratio are defined in the Company’s 2021 Credit Facility (please refer to such document for a definition of this term and its prescribed calculation). Refer to "Non-GAAP Financial Measures - EBITDA and Adjusted EBITDA Reconciliation to Net Earnings" above for the reconciliation of adjusted EBITDA to the most directly comparable GAAP financial measure.
The terms "total leverage ratio", "consolidated secured net leverage ratio" and "consolidated interest coverage ratio" do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers with diversified sources of capital. Total leverage ratio, consolidated secured net leverage ratio and consolidated interest coverage rat are not measurements of financial performance under GAAP and should not be considered as alternatives to any GAAP measure as indicators of the Company’s liquidity level or any other measures of performance derived in accordance with GAAP. Total leverage ratio is not presented as defined by applicable indentures and should not be considered as an alternative to the consolidated secured net leverage ratio or consolidated interest coverage ratio debt covenants described in the section below entitled "Liquidity and Borrowings." The Company has included these non-GAAP financial measures because it believes that they allow investors to make a meaningful comparison of the Company’s liquidity level and borrowing flexibility as well as determine the Company's compliance with the financial covenants of its credit facility. In addition, total leverage ratio and consolidated secured net leverage ratio are used by management in evaluating the Company’s performance because it believes that they allow management to monitor the Company's liquidity level and borrowing flexibility as well as evaluate its capacity to deploy capital to meet its strategic objectives.
Comprehensive Income Attributable to Company Shareholders ("IPG Comprehensive Income")

IPG Comprehensive Income is comprised of IPG Net Earnings and other comprehensive income (loss) ("OCI") attributable to Company shareholders. IPG Comprehensive Income totalled $67.9 million for the year ended December 31, 2021, a $5.1 million or 7.0% decrease from $73.0 million for the year ended December 31, 2020. The decrease was primarily due to losses arising from the Company's hedge of a net investment in foreign operations in 2021 compared to gains in 2020 and lower IPG Net Earnings, partially offset by (i) favourable foreign exchange impacts from cumulative translation adjustments ("CTA") in 2021 as compared to unfavourable impacts in 2020, (ii) gains from the remeasurement of the defined benefit liability in 2021 as compared to losses in 2020 and (iii) increases in the fair value of interest rate swap agreements designed as cash flow hedges in 2021 as compared to decreases in 2020.
IPG Comprehensive Income totalled $73.0 million for the year ended December 31, 2020, a $32.2 million or 79.0% increase from $40.8 million for the year ended December 31, 2019. The increase was primarily due to higher IPG Net Earnings in 2020 and a decrease in CTA in 2020, partially offset by smaller gains arising from the Company's hedge of a net investment in foreign operations in 2020 as compared to 2019.
Off-Balance Sheet Arrangements
Letters of Credit
The Company had standby letters of credit issued and outstanding as of December 31, 2021 that could result in payments by the Company up to an aggregate of $2.3 million upon the occurrence of certain events. All of the letters of credit have expiry dates in 2022.
Capital Commitments
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $26.2 million as of December 31, 2021, primarily to support the Company's capacity expansion initiatives in its highest growth product categories, specifically wovens, protective packaging, films, and water-activated tape. The Company expects that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities. In the event of cancellation, the penalties that would apply may be equal to the purchase price depending on the timing of the cancellation.
Raw Material Commitments
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2021, the Company had on hand $12.2 million of raw material owned by its suppliers.
The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2022 totaling approximately $22.3 million as of December 31, 2021. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
Utilities Commitments
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $4.4 million over the remaining term of the contract. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $1.9 million as of December 31, 2021. This amount is expected to decline annually until the expiration of the contract assuming there are insignificant fluctuations in kilowatt hour peak demand.
The Company has entered into agreements with various other utility suppliers to fix certain energy costs, including natural gas, through December 2024 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.6 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
Service Contract Commitments
The Company has entered into agreements with various service companies for the provision of services including machine assembly and supply, energy consultation, and software access through June 2025. In the event of early termination, the Company would be required to pay the remaining fees owed under the agreements which totalled $1.1 million as of December 31, 2021.
The Company currently knows of no event, trend or uncertainty, including the impact of COVID-19, that may affect the availability or benefits of these arrangements now or in the future or that would trigger any such penalty described above. The Company maintains no other off-balance sheet arrangements.
Related Party Transactions
The Company’s key personnel include all non-executive directors on the Board (ten in 2021, ten in 2020, eight in 2019) and senior executive level members of management (eight in 2021, eight in 2020 and six 2019). Key personnel remuneration includes short-term benefits including base and variable compensation, deferred compensation, director retainer and committee fees, post-employment benefits and share-based compensation.
Total key personnel remuneration included in the statement of consolidated earnings totalled $19.7 million for the year ended December 31, 2021, a decrease of $2.7 million from $22.3 million for the year ended December 31, 2020. The decrease was primarily due to a decrease in share-based compensation expense mainly driven by a smaller increase in the fair value of cash-settled awards in 2021 as compared to 2020 as well as a decrease in variable compensation based on the level of achievement of certain performance targets.
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
The Company uses Days Inventory (defined below) to measure inventory performance. Days Inventory decreased to 66 for the year ended December 31, 2021 from 67 for the year ended December 31, 2020. Days Inventory increased to 69 for the fourth quarter of 2021 from 61 in the fourth quarter of 2020. Inventories totalled $280.3 million as of December 31, 2021, an $85.8 million increase from $194.5 million as of December 31, 2020. The increase was primarily due to increases in raw material prices as well as the impact and management of supply chain disruptions and inventory increases to support organic growth.

The calculations are shown in the following table (in millions of USD, except days):

	Three months ended		Year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Cost of sales	$332.4	$255.6	$1,191.5	$924.2
Days in period	92	92	365	366
Cost of sales per day	$3.6	$2.8	$3.3	$2.5
Average inventory	$251.0	$170.7	$214.6	$168.3
Days inventory	69	61	66	67
Days inventory is calculated as follows:
Cost of sales ÷ Days in period = Cost of sales per day
(Beginning inventory + Ending inventory) ÷ 2 = Average inventory
Average inventory ÷ Cost of goods sold per day = Days inventory
For purposes of this calculation inventory excludes items considered parts and supplies.
The Company uses Days Sales Outstanding (“DSO” defined below) to measure trade receivables. DSO was 49 for the year ended December 31, 2021 and 2020. DSO increased to 45 in the fourth quarter of 2021 from 43 in the fourth quarter of 2020. Trade receivables totalled $204.0 million as of December 31, 2021, a $41.7 million increase from $162.2 million as of December 31, 2020. The increase was primarily due to the impact of higher selling prices and the amount and timing of revenue invoiced and collected later in the fourth quarter of 2021 compared to the fourth quarter of 2020.
The calculations are shown in the following table (in millions of USD, except days):

	Three months ended		Year ended
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Revenue	$413.7	$344.1	$1,531.5	$1,213.0
Days in period	92	92	365	366
Revenue per day	$4.5	$3.7	$4.2	$3.3
Trade receivables	$204.0	$162.2	$204.0	$162.2
DSO	45	43	49	49
DSO is calculated as follows:
Revenue ÷ Days in period = Revenue per day
Ending trade receivables ÷ Revenue per day = DSO
Accounts payable and accrued liabilities totalled $280.4 million as of December 31, 2021, an increase of $99.9 million from $180.4 million as of December 31, 2020. The increase was primarily due to the timing of payments related to inventories and SG&A as well as higher raw material prices in 2021.
Liquidity and Borrowings
Liquidity
The Company relies upon cash flows from operations and borrowings to meet working capital requirements, as well as to fund capital expenditures, acquisitions, dividends, share repurchases, obligations under its other debt instruments, and other general corporate purposes.
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
The Company believes it has sufficient cash on hand, and that it will generate sufficient funds from cash flows from operating activities, to meet its ongoing expected capital expenditures, working capital and discretionary dividend payment funding needs for at least the next twelve months. In addition, funds available under the 2021 Credit Facility may be used, as needed, to fund more significant strategic initiatives.

As of December 31, 2021, the Company had $26.3 million of cash and $502.1 million of loan availability (composed of committed funding of $497.7 million and uncommitted funding of $4.4 million), yielding total cash and loan availability of $528.4 million compared to total cash and loan availability of $408.7 million as of December 31, 2020.
2021 Senior Unsecured Notes
On June 8, 2021, the Company completed the private placement of $400 million aggregate principal amount of senior unsecured notes due June 15, 2029 ("2021 Senior Unsecured Notes"). The Company incurred debt issuance costs of $5.0 million which were capitalized and are being amortized using the straight-line method over the eight-year term. The 2021 Senior Unsecured Notes bear interest at a rate of 4.375% per annum, payable semi-annually, in cash, in arrears on June 15 and December 15 of each year, beginning on December 15, 2021.

The Company used the net proceeds from the 2021 Senior Unsecured Notes to redeem its previously outstanding $250 million 7.00% senior unsecured notes due in October 2026, to repay a portion of the borrowings outstanding under its 2018 Credit Facility (discussed below) and to pay related fees and expenses, as well as for general corporate purposes.
As of December 31, 2021, the 2021 Senior Unsecured Notes outstanding balance amounted to $400.0 million ($395.6 million, net of $4.4 million in unamortized debt issuance costs).

2021 Credit Facility
On June 14, 2021, the Company entered into a new five-year, $600 million credit facility (“2021 Credit Facility”) with a syndicated lending group, amending and extending the Company's previous $600 million credit facility that was due to mature in June 2023 ("2018 Credit Facility"). The 2018 Credit Facility's outstanding balance of $112.8 million at the time of amendment was transferred to the 2021 Credit Facility.

In securing the 2021 Credit Facility, the Company incurred debt issuance costs amounting to $3.4 million, which, in addition to the remaining unamortized debt issuance costs on the 2018 Credit Facility, were capitalized and are being amortized using the straight-line method over the five-year term of the loan. The 2021 Credit Facility consists of a $600.0 million revolving credit facility, as well as an incremental accordion feature of $300.0 million, which would enable the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) to $900.0 million, if needed.

The 2021 Credit Facility matures on June 12, 2026 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR") (or a lender-approved comparable or successor rate), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 10 and 235 basis points (110 basis points as of December 31, 2021) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.

As of December 31, 2021, the 2021 Credit Facility's outstanding principal balance amounted to $100.0 million ($96.1 million, net of $3.9 million in unamortized debt issuance costs). Including $2.3 million in standby letters of credit, total utilization under the 2021 Credit Facility amounted to $102.3 million. Accordingly, the Company’s unused availability as of December 31, 2021 amounted to $497.7 million.

The 2021 Credit Facility has two financial covenants, a consolidated secured net leverage ratio not to be more than 4.00 to 1.00, with an allowable temporary increase to 4.50 to 1.00 for the quarter in which the Company consummates an acquisition with a price not less than $50 million and the following three quarters, and a consolidated interest coverage ratio not to be less than 2.25 to 1.00. The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 0.47 and 10.73 respectively, as of December 31, 2021. In addition, the 2021 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of December 31, 2021.
The 2021 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries who are borrowers or guarantors under the facility.
2018 Capstone Credit Facility
On February 6, 2018, one of the Company's Indian subsidiaries, entered into an INR 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") for financing capital expenditures and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") and bears interest based on the prevailing Indian Marginal Cost-Lending

Rate Any repayments of borrowings under the Capstone Term Loan Facility are not available to be borrowed again in the future. The 2018 Capstone Working Capital Facility and the balance of the Capstone Term Loan Facility mature in June 2023. Funding under the Capstone Term Loan Facility is committed, while the Capstone Working Capital Facility is uncommitted. Borrowings under the 2018 Capstone Credit Facility are guaranteed by the Parent Company and are otherwise unsecured.
As of December 31, 2021, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.1 million). The Capstone Term Loan Facility had an outstanding balance of INR 564.1 million ($7.6 million), and the Capstone Working Capital Facility outstanding balance was INR 283.4 million ($3.8 million) for a total gross outstanding amount of INR 847.5 million ($11.4 million). As of December 31, 2021, the 2018 Capstone Credit Facility's unused availability was INR 106.6 million ($1.4 million), composed entirely of uncommitted funding.
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.

Cash Flows
The Company’s net working capital on the balance sheets increased during 2021 and 2020 due to the effects of business acquisitions. However, working capital amounts acquired are not included in cash flows from operating activities under IFRS. As such, the discussions below regarding 2021 and 2020 working capital items appropriately exclude these effects.
Cash flows from operating activities decreased in the year ended December 31, 2021 by $19.2 million to $160.4 million from $179.6 million in the year ended December 31, 2020 primarily due to an increase in cash used for working capital items, partially offset by an increase in gross profit. Changes in working capital items consisted primarily of (i) a greater increase in inventories, (ii) greater increase in accounts receivables, and (iii) share-based compensation settlements in 2021 related to cash-settled awards as discussed in the "Capital Stock" section below, partially offset by a greater increase in accounts payable. A larger investment in working capital was required in 2021 due to higher selling and raw material prices, the impacts and management of supply chain constraints, as well as organic growth and the timing of payments and receipts. Additional discussion on working capital changes is provided in the section entitled "Working Capital” above.
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
Cash flows from operating activities increased in the fourth quarter of 2021 by $35.8 million to $124.4 million from $88.6 million in the fourth quarter of 2020 primarily due to an increase in cash flows from working capital items and a decrease in income tax paid, partially offset by a decrease in gross profit. Changes in working capital items consisted primarily of a greater increase in accounts payable and accrued liabilities, partially offset by a greater increase in inventories as discussed in the section entitled "Working Capital” above

Cash flows used for investing activities increased in the year ended December 31, 2021 by $38.6 million to $121.4 million from $82.8 million in the year ended December 31, 2020. Cash flows used for investing activities increased by $8.3 million to $33.8 million in the fourth quarter of 2021 from $25.5 million in the fourth quarter of 2020. The increase in both periods was primarily due to an increase in capital expenditures as discussed in the section entitled "Capital Resources".
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
Cash outflows for financing activities decreased in the year ended December 31, 2021 by $60.7 million to $27.1 million from $87.8 million in the year ended December 31, 2020 primarily due to greater net borrowings in 2021 to support increases in working capital needs and higher capital expenditures, partially offset by charges incurred as a result of changes to the Company's capital structure in 2021, including the 2018 Senior Unsecured Notes Redemption Charges and debt issuance costs associated with the 2021 Senior Unsecured Notes and the 2021 Credit Facility. Additional discussion on borrowings is provided in the section entitled "Liquidity and Borrowings".
Cash outflows for financing activities decreased in the year ended December 31, 2020 by $11.0 million to $87.8 million from $98.9 million in the year ended December 31, 2019 primarily due to a decrease in net debt repayments and a decrease in interest paid due to lower average cost of debt and lower average debt outstanding. These decreases were partially offset by a decrease in cash proceeds from the exercise of stock options and an increase in dividends paid primarily due to a $0.01 per share increase in the fourth quarter of 2020.
Cash outflows for financing activities increased by $11.2 million to $71.6 million in the fourth quarter of 2021 from $60.4 million in the fourth quarter of 2020 primarily due to greater net debt repayments in the fourth quarter of 2021.
Free Cash Flows
A reconciliation of free cash flows, a non-GAAP financial measure, to cash flows from operating activities, the most directly comparable GAAP financial measure, is set forth below. For definitions of non-GAAP financial measures, see the section entitled “Non-GAAP and Other Specified Financial Measures”.
Free Cash Flows Reconciliation to Cash Flows from Operating Activities
(In millions of USD)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020	2019
	$	$	$	$	$
Cash flows from operating activities	124.4	88.6	160.4	179.6	135.0
Less purchases of property, plant and equipment	(33.8)	(24.8)	(81.3)	(45.8)	(48.2)
Free cash flows	90.6	63.8	79.1	133.8	86.8

Free cash flows decreased in the year ended December 31, 2021 by $54.6 million to $79.1 million from $133.8 million in the year ended December 31, 2020 primarily due to an increase in capital expenditures and working capital needs.
Free cash flows increased in the year ended December 31, 2020 by $46.9 million to $133.8 million from $86.8 million in the year ended December 31, 2019 primarily due to an increase in cash flows from operating activities and a decrease in capital expenditures.
Free cash flows increased in the fourth quarter of 2021 by $26.8 million to $90.6 million from $63.8 million in the fourth quarter of 2020, primarily due to an increase in cash flows from operating activities, partially offset by an increase in capital expenditures.
Capital Resources
Capital expenditures totalled $33.8 million and $81.3 million in the three months and year ended December 31, 2021, respectively, and were funded primarily by the Company's cash flows from operating activities and borrowings. Capital expenditures for the year ended December 31, 2021 consisted of approximately $43 million to expand production capacity in the Company's highest growth product categories, specifically water-activated tape, wovens, protective packaging and films, as well as approximately $17 million for cost savings initiatives and digital transformation and approximately $21 million for regular maintenance. Some of the Company's capacity expansion initiatives announced in 2021 have been delayed by supply chain constraints and labor shortages, which will result in some expenditures shifting into 2022. By installing new capacity within its existing footprint, the Company expects these capacity expansion projects will provide shorter-term investment horizons and return profiles that will exceed 20% in after-tax internal rates of return. The Company is investing directly into categories where it expects demand to exceed production in the near term. Based on its current capital plan for capacity expansion initiatives, the Company still anticipates generating approximately $100 million in incremental revenue on an annualized run-rate basis by the end of 2022, as well as additional growth into 2023 and beyond.
The Company had commitments to suppliers to purchase machinery and equipment totalling approximately $26.2 million as of December 31, 2021, primarily to support the Company's capacity expansion initiatives discussed above. The Company expects that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.

Contractual Obligations
The Company’s principal contractual obligations and commercial commitments as of December 31, 2021 are summarized in the following table (in millions of USD):

	Payments Due by Period (1)
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	$	$	$	$	$
Debt obligations (2)	653.1	27.8	46.3	136.5	442.5
Standby letters of credit (2)	2.3	2.3	—	—	—
Capitalized lease obligations (3)	54.4	12.8	16.4	10.2	14.9
Pensions, post-retirement and other long-term employee benefit plans (4)	13.0	7.9	1.8	1.7	1.6
Operating lease and related service contract obligations	0.8	0.5	0.3	—	—
Equipment purchase commitments	26.2	26.2	—	—	—
Utilities contract obligations (5)	9.9	4.5	5.5	—	—
Raw material purchase commitments (6)	34.5	34.5	—	—	—
Other obligations (7)	22.8	14.3	4.7	2.0	1.9
Total	817.1	130.9	74.9	150.4	460.9

(1)"Less than 1 year" represents those payments due in 2022, "1-3 years" represents those payments due in 2023 and 2024, "3-5 years" represents those payments due in 2025 and 2026, while "After 5 years" includes those payments due in later years.

(2)Refer to the previous section entitled "Liquidity and Borrowings" and Note 14 in the Company’s Financial Statements for a complete discussion of borrowings. The figures in the table above include interest expense payments of $134.2 million representing the contractual undiscounted cash flows categorized by their earliest contractual maturity date. Amounts included in deferred income in other liabilities pertaining to forgivable government loans are not included in the table above. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of liquidity risk.

(3)The figures in the table above include interest expense included in minimum lease payments of $9.5 million and exclude variable lease payments. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of liquidity risk.

(4)Pension, post-retirement and other long-term employee benefit plans includes contributions associated with defined benefit and defined contribution plans. Defined benefit plan contributions represent the minimum required amount the Company expects to contribute in 2022, including benefit payments associated with the health & welfare and other wholly unfunded post-retirement plans. Defined benefit plan contributions beyond 2022 are not determinable since the amount of any contributions is heavily dependent on the future economic environment and investment returns on pension plan assets. Volatility in the global financial markets could have an unfavourable impact on the Company’s future pension and other post-retirement benefits funding obligations as well as net periodic benefit cost.
    Defined contribution plan contributions represent the obligation recorded as of December 31, 2021 to be paid in 2022. Certain defined contribution plan contributions beyond 2022 are not determinable since contribution to the plan is at the discretion of the Company.
    Obligations under deferred compensation plans represent participant compensation deferrals and earnings and losses thereon. Amounts due to participants are payable based on participant elections. For certain elections, the amount and timing of a potential cash payment to settle these obligations is not determinable since the decision to settle is not within the Company’s control and, therefore, are not included in the table above. The amounts included in the table are based on current participant balances and represent scheduled distributions only. As of December 31, 2021, obligations under the deferred compensation plan totalled $8.3 million.

    Refer to Note 20 in the Company’s Financial Statements for a complete discussion of pension, post-retirement and other long-term employee benefit plans.

(5)Utilities contract obligations include agreements with various utility suppliers to fix certain energy costs, including natural gas and electricity, for minimum amounts of consumption at several of the Company’s manufacturing facilities, as discussed in the previous section entitled "Off-Balance Sheet Arrangements". The figures included in the table above are estimates of utility billings over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company currently knows of no event, trend or uncertainty, including the impact of COVID-19, that may affect the availability or benefits of the agreements now or in the future.

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

(7)Other obligations include provisions for (i) environmental obligations primarily related to the Columbia, South Carolina manufacturing facility, (ii) restoration obligations associated with leased facilities, (iii) termination benefits, (iv) litigation provisions, (v) total future cash outflows associated with leases committed but not commenced as of December 31, 2021, (vi) service agreements for which the Company is contractually obligated, and (vii) other liabilities. Refer to Notes 15, 16, 23, and 17 in the Company’s Financial Statements for a complete discussion of lease liabilities, provisions and contingent liabilities, service agreements, and other liabilities, respectively.
The amount and timing of a potential cash payment to settle a deferred share unit ("DSU") is not determinable since the decision to settle is not within the Company’s control after the award vests and, therefore, is not included in the table above. Share-based compensation awards that have not vested as of December 31, 2021 are also not included in the table above. Refer to the section below entitled "Capital Stock" for a discussion of share-based compensation plans.
The Company is not able to reasonably estimate the timing of payments associated with deferred tax liabilities and therefore, the preceding table excludes total deferred tax liabilities of $38.9 million. Refer to Note 5 in the Company’s Financial Statements for a complete discussion of income taxes.
The timing related to the settlement of the Company's non-controlling interest put option, which totalled $27.5 million as of December 31, 2021, is not determinable due to the nature of the shareholders’ agreement, which provides each of the non-controlling interest shareholders of Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period following the date of acquisition, with no expiration of these rights. Refer to Note 24 in the Company’s Financial Statements for a complete discussion of non-controlling interest put options.
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
Capital Stock and Dividends
Common Shares
As of December 31, 2021, there were 59,284,947 common shares of the Company outstanding.

Dividends
On August 10, 2021, the Board of Directors amended the Company's quarterly policy to increase the annualized dividend by 7.9% from $0.63 to $0.68 per common share. The Board's decision to increase the dividend was based on the Company's strong financial position and positive outlook. During the year ended December 31, 2021, cash dividends paid to shareholders were as follows:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
March 11, 2021	March 31, 2021	$0.1575	March 22, 2021	59,027,047	$9.2
May 11, 2021	June 30, 2021	$0.1575	June 16, 2021	59,027,047	$9.2
August 10, 2021	September 30, 2021	$0.1700	September 16, 2021	59,284,947	$10.0
November 11, 2021	December 31, 2021	$0.1700	December 17, 2021	59,284,947	$10.2
(1)Aggregate dividend payment amounts presented in the table above are adjusted for the impact of foreign exchange rates on cash payments to shareholders.
On March 10, 2022, the Board of Directors declared a dividend of $0.17 per common share payable on March 31, 2022 to shareholders of record at the close of business on March 21, 2022.

The dividends paid in 2021 and payable in 2022 by the Company are "eligible dividends" as defined in subsection 89(1) of the Income Tax Act (Canada).
Share Repurchases
On July 23, 2021, the Company renewed its normal course issuer bid ("NCIB") under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2022. As of December 31, 2021 and March 10, 2022, 4,000,000 shares remained available for repurchase under the NCIB.
The Company's two previous NCIBs, which each allowed repurchases for cancellation of up to 4,000,000 common shares, expired on July 22, 2021 and July 22, 2020, respectively. There were no share repurchases during the years ended December 31, 2021 and 2020.

Share-based Compensation
The Company's share-based compensation plans include: stock options, Performance Share Units ("PSU"), Restricted Share Units ("RSU") and Deferred Share Units ("DSU").

The table below summarizes share-based compensation activity that occurred during the following periods:

	Three months ended December 31,		Year ended December 31,
	2021	2020	2021	2020	2019
Equity-settled
Stock options granted	—	—	243,152	1,533,183	392,986
Stock options exercised	—	17,362	257,900	17,362	359,375
Stock options forfeited/cancelled	—	—	—	77,500	32,503
Cash proceeds (in millions of USD)	—	$0.3	$2.7	$0.3	$3.3
Cash-settled
DSUs granted	11,860	13,312	67,554	115,114	72,434
PSUs granted	—	—	200,982	694,777	291,905
PSUs added (cancelled) by performance factor (1)	—	—	143,512	(346,887)	(401,319)
PSUs settled (1)	—	—	409,670	—	—
PSUs forfeited/cancelled	3,872	20,891	10,046	25,923	23,739
RSUs granted	—	—	81,981	281,326	120,197
RSUs forfeited/cancelled	1,291	6,965	3,349	8,643	7,412
RSUs settled	—	—	106,906	—	—
Cash settlements (in millions of USD)	—	—	$13.2	—	—
Share-based compensation expense (in millions of USD)	$0.7	$18.4	$21.7	$22.9	$0.5

(1)The table below provides further information regarding the PSUs settled included in the table above. The number of "Target Shares" reflects 100% of the PSUs granted and the number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 21, 2016	March 21, 2019	371,158	0%	—
December 20, 2016	December 20, 2019	30,161	0%	—
March 20, 2017	March 20, 2020	346,887	0%	—
March 21, 2018	March 23, 2021	266,158	153.9%	$409,670
Grant details for PSUs granted during the year ended December 31, 2021 and 2020:
The number of PSUs granted during the years ended December 31, 2021 and 2020 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
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
Grant details for PSUs granted during the year ended December 31, 2019:
The number of PSUs granted during the year ended December 31, 2019 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
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
As of December 31, 2021, $19.1 million was recorded in share-based compensation liabilities, current, and $19.9 million was recorded in share-based compensation liabilities, non-current.
Pension and Other Post-Retirement Benefit Plans
The Company’s pension and other post-retirement benefit plans had an unfunded net deficit of $12.3 million as of December 31, 2021 as compared to $16.8 million as of December 31, 2020. The decrease was primarily due to an increase in the year-end weighted average discount rate which was 2.57% and 3.00% as of December 31, 2021 for US and Canadian plans, respectively, and 2.15% and 2.55% as of December 31, 2020 for US and Canadian plans, respectively.
The Company currently expects to contribute a total of $1.0 million to its defined benefit pension and health and welfare plans in 2022. Adverse market conditions could require the Company to make additional cash payments to fund the plans which could reduce cash available for other business needs; however, the Company expects to meet its minimum required pension benefit plan funding obligations for 2022. None of the defined benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other assets used by the Company.

Financial Risk, Objectives and Policies
Interest Rate Risk
The Company is exposed to a risk of change in cash flows due to the fluctuations in interest rates on its variable rate borrowings.
To minimize the potential long-term cost of floating rate borrowings, the Company entered into interest rate swap agreements.
The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. For qualifying cash flow hedges, these payments are recorded as an adjustment of interest expense on the hedged debt instruments and the related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.
The Company was party to the following interest rate swap agreements which are qualifying cash flow hedges designated as hedging instruments as of December 31, 2021 and 2020 (in millions of USD):

Effective Date	Maturity	Notional amount $	Settlement	Fixed interest rate paid %
June 8, 2017	June 20, 2022	40.0	Monthly	1.7900
August 20, 2018	August 18, 2023	60.0	Monthly	2.0450
The fair value of the derivative liabilities totalled $1.6 million and $4.0 million as of December 31, 2021 and 2020, respectively.
Interest Rate Benchmark Reform
The LIBOR interest rate benchmark continues to be the subject of proposals for reform. It is expected that a transition away from the widespread use of LIBOR to alternative rates will occur before June 2023 and that alternative reference rate(s) will be established.
The Company is exposed to the LIBOR interest rate benchmark as a result of its interest rate swap agreements and its variable rate borrowings. The Company's 2021 Credit Facility currently contains benchmark replacement provisions. As of December 31, 2021 the Company has had no amendments to its interest rate swap agreements as it pertains to interest rate benchmark reform.
The Company has applied certain reliefs that were introduced by Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) in September 2019 and in the current year adopted the Phase 2 amendments Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. Adopting these amendments enables the Company to reflect the effects of transitioning from LIBOR to alternative benchmark interest rates without giving rise to accounting impacts that would not provide useful information to users of financial statements.
Exchange Risk
While the Company is mainly exposed to the currency of the US dollar, a portion of its business is conducted in other currencies. Changes in the exchange rates for other currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
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
Hedge of net investment in foreign operations
A foreign currency exposure arises from Intertape Polymer Group Inc.'s net investment in its USD functional currency subsidiary, IPG (US) Holdings Inc. The risk arises from the fluctuations in the USD and CDN current exchange rate, which causes the amount of the net investment in IPG (US) Holdings Inc. to vary. Both the 2018 Senior Unsecured Notes and the 2021 Senior Unsecured Notes (collectively "Senior Unsecured Notes") have been used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
Gains or losses on the retranslation of these borrowings have been transferred to OCI to offset any gains or losses on translation of the net investment in the subsidiary.
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
The changes in value related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item, and the Senior
Unsecured Notes, designated as a hedging instrument, in the hedge of a net investment, are as follows (in millions of USD):

	2021	2020
	$	$
Gain (loss) from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	9.4	(6.5)
(Loss) gain from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	(10.8)	6.5
(Loss) gain from Senior Unsecured Notes recognized in OCI	(9.4)	6.5
Loss from hedge ineffectiveness recognized in earnings in finance costs (income) in other expense (income), net	(1.4)	—
Deferred tax expense on change in value of the Senior Unsecured Notes recognized in OCI	(1.6)	(0.8)

The cumulative amounts included in the foreign currency translation reserve recognized in other comprehensive income related to the hedge of net investment in foreign operations are a loss of $2.1 million and a gain of $7.3 million as of December 31, 2021 and 2020, respectively.
Litigation
The Company records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable. The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management currently believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole as of December 31, 2021.

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
The Company is closely monitoring the impact of the COVID-19 pandemic as a potential trigger for changes in critical accounting judgments, estimates and assumptions. There were no material impairments, changes to allowance for credit losses, restructuring charges or other changes in critical accounting judgments, estimates and assumptions that can directly attribute to COVID-19 or otherwise for the year ended December 31 2021.
Critical Judgments in Applying the Company's Accounting Policies
The following are the critical judgments, apart from those involving estimations (which are presented separately below), that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.
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
Determination of the aggregation of operating segments
The Company uses judgment in the aggregation of operating segments for financial reporting and disclosure purposes. In doing so, management has determined that there are two operating segments consisting of a tape, film, protective packaging, and machinery segment, and an engineered coated product segment. The Company has aggregated these two operating segments into one reportable segment due to similar characteristics including the nature of goods and services provided to its customers, methods used in the sale and distribution of those goods and services, types of customers comprising its customer base, and the regulatory environment in which the Company operates.
Key Sources of Estimation Uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
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
Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations that require assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. These assumptions are developed by management with the assistance of independent actuaries and are based on current actuarial benchmarks and management’s historical experience. Discount rates are determined close to each period-end by reference to market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity approximating the terms of the related pension benefit obligation. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 20 of the Company’s Financial Statements for more information regarding the costs and obligation related to the pension and other post-retirement benefit plans and the sensitivity of those amounts to changes in these assumptions.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions and may have transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflects its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. As of December 31, 2021 and 2020, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized. Refer to Note 5 of the Company’s Financial Statements for more information regarding income taxes.
Useful lives of depreciable assets
The Company depreciates property, plant and equipment over the estimated useful lives of the assets. Right-of-use assets are depreciated over the shorter period of the lease term and the useful life of the underlying asset. In determining the estimated useful life of these assets, significant judgment is required. Judgment is required to determine whether events or circumstances warrant a revision to the remaining periods of depreciation and amortization. The Company considers expectations of the in-service period of these assets in determining these estimates. The Company assesses the estimated useful life of these assets at each reporting date. If the Company determines that the useful life of an asset is different from the original assessment, changes to depreciation and amortization will be applied prospectively. The estimates of cash flows used to assess the potential impairment of these assets are also subject to measurement uncertainty. Actual results may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment. Refer to Note 9 of the Company’s Financial Statements for more information regarding depreciable assets.
Right-of-use assets and lease liabilities
Extension and early termination options are included in a number of leases across the Company. These are used to maximize operational flexibility in terms of managing assets used in the Company's operations. In determining the lease term and lease payments to be included in the measurement of the corresponding right-of-use asset and lease liability, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise an early termination option. Extension options (or periods after early termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not early terminated). The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it. The assessment of reasonable certainty is only revised if a significant event or a significant change in circumstances occurs, which affects this assessment, and that is within the control of the lessee. Refer to Note 15 of the Company’s Financial Statements for more information regarding lease liabilities.
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
Allowance for doubtful accounts and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects lifetime expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 24 of the Company’s Financial Statements for more information regarding the allowance for expected credit loss and the related credit risks.
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
The Company's provisions include environmental and restoration obligations, termination benefits and litigation provisions.
Refer to Note 16 of the Company’s Financial Statements for more information regarding provisions.
Share-based compensation
The estimation of share-based compensation fair value and expense requires the selection of an appropriate pricing model.
The model used by the Company for stock options is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.
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
Refer to Note 18 of the Company’s Financial Statements for more information regarding share-based payments.
Business acquisitions
Management uses various valuation techniques when determining the fair values of certain assets and liabilities acquired in a business combination. Refer to Note 19 of the Company’s Financial Statements for more information regarding business acquisitions.
New Standards adopted as of January 1, 2021
In the prior year, the Company adopted the Phase 1 amendments Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39 and IFRS 7. These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments are amended as a result of the interest rate benchmark reform.
In the current year, the Company adopted the Phase 2 amendments Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. There was no material impact to the Company’s financial statements as a result of adopting Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. Adopting these amendments enables the Company to reflect the effects of transitioning from interbank offered rates ("IBOR") to alternative benchmark interest rates without giving rise to accounting impacts that would not provide useful information to users of financial statements. The amendments have been applied retrospectively.
The Company will continue to apply the Phase 1 amendments until the uncertainty arising from the interest rate benchmark reform with respect to the timing and the amount of the underlying cash flows to which the Company is exposed ends. The Company expects this uncertainty will continue until the Company’s contracts that reference IBORs are amended to specify the date on which the interest rate benchmark will be replaced and the basis for the cash flows of the alternative benchmark rate are determined. The Company has floating rate debt, linked to the London Inter-bank Offered Rate, which it cash flow hedges using interest rate swaps. Details of the financial instruments affected by the interest rate benchmark reform together with a summary of the actions taken by the Company to manage the risks relating to the reform and the accounting impact, including the impact on hedge accounting relationships, appear in Note 24.
In the current year, the Company has applied a number of amendments to IFRS Standards and Interpretations issued by the IASB that are effective for annual periods beginning on or after January 1, 2021. Their adoption has not had any material impact on the disclosures or on the amounts reported in the Company's Financial Statements.
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
On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.
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
The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented. Management has completed its analysis of the guidance and does not currently expect it to materially impact the Company’s financial statements.
On May 7, 2021, the IASB published Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction (Amendments to IAS 12), which clarifies that the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences will result in the recognition of equal deferred tax assets and liabilities, and that the Company is required to recognize deferred tax on such transactions. The amendments are effective on January 1, 2023. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.
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
Management, under the supervision of the Company's CEO and CFO, evaluated the effectiveness of the Company's disclosure controls and procedures as well as the effectiveness of the Company's internal control over financial reporting. The CEO and CFO have concluded that the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2021 were effective.
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

Additional Information
Additional information relating to the Company, including its Form 20-F filed in lieu of an Annual Information Form for 2020, is available on the Company’s website (www.itape.com) as well as under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements
Certain statements and information included in this MD&A constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, "forward-looking statements"), which are made in reliance upon the protections provided by such legislation for forward-looking statements. All statements other than statements of historical facts included in this MD&A, including statements regarding the Company’s industry and the Company’s outlook, prospects, plans, financial position, future transactions, acquisitions and partnerships, the expected financial performance and benefits of acquisitions, including the Nortech, Nuevopak and Syfan USA transactions, the expected synergies gained from the Nuevopak Acquisition, the acquisition of the Company by Clearlake, including expected consideration, timing and closing conditions, strategic initiatives, anticipated demand in growing markets, including e-commerce, the potential impact and effects of COVID-19, sales and financial results, inventory, income tax and effective tax rate, availability of funds and credit, expected credit spread, level of indebtedness, payment of dividends, share repurchases, capital and other significant expenditures including, but not limited to expected rate of return, timing, risk level, growth and revenue of such expenditures and expansion projects, working capital requirements, the impact of the Company’s capacity expansion initiatives in high growth product categories, including anticipated incremental revenue, potential investment horizons and return profiles resulting from new capacity within the Company’s existing footprint, the impact of the Company’s capacity expansion initiatives in high growth product categories, including anticipated incremental revenue, potential investment horizons and return profiles resulting from new capacity within the Company’s existing footprint, the Company’s environmental-related goals and objectives, remote work arrangements and absentee rate at facilities in North America, sourcing of raw materials including the availability and pricing due to supply chain disruptions, pension plan contribution requirements and administration expenses, liquidity, supply chain constraints and labor shortages, fluctuations in raw material prices, inflation, selling prices including maintaining dollar spread due to higher raw material and freight costs, fluctuations in costs, the impacts of new accounting standards, contractual commitments, judgments, estimates, assumptions, litigation and business strategy, may constitute forward-looking statements. These forward-looking statements are based on current beliefs, assumptions, expectations, estimates, forecasts and projections made by the Company’s management. Words such as "may," "will," "should," "expect," "continue," "intend," "estimate," "anticipate," "plan," "foresee," "believe" or "seek" or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: business conditions and growth or declines in the Company’s industry, the Company’s customers’ industries and the general economy, including as a result of the impact of COVID-19; tax and regulatory environments; the impact of selling prices; the impact of fluctuations in raw material prices and freight costs; the anticipated benefits from the Company’s acquisitions and partnerships; the Company's ability to integrate and realize synergies from acquisitions; the anticipated benefits from the Company’s capital expenditures; the quality of, and market reception for, the Company’s products; the Company’s anticipated business strategies; risks and costs inherent in litigation; the Company’s ability to maintain and improve product quality and customer service; anticipated trends in the Company’s business; anticipated cash flows from the Company’s operations; availability of funds under the Company’s 2021 Credit Facility, 2018 Capstone Facility; the flexibility to allocate capital after the 2021 Senior Unsecured Notes; changes to accounting rules and standards; and the Company’s ability to continue to control costs. The Company can give no assurance that these statements and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Readers are cautioned not to place undue reliance on any forward-looking statement. For additional information regarding some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements and other risks and uncertainties, and the assumptions underlying the forward-looking statements, you are encouraged to read "Item 3. Key Information - Risk Factors," "Item 5 Operating and Financial Review and Prospects (Management’s Discussion & Analysis)" and statements located elsewhere in the Company’s annual report on Form 20-F for the year ended December 31, 2020 and the other statements and factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. Each of the forward-looking statements speaks only as of the date of this MD&A. The Company will not update these statements unless applicable securities laws require it to do so.

Item 6:Directors, Senior Management and Employees

A.	DIRECTORS AND SENIOR MANAGEMENT
Directors
The following table sets forth the name, residence, position, and principal occupations for the last five (5) years of each Director of the Company as of the date hereof, as well as the year in which each Director was first elected. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. The next annual shareholders’ meeting is scheduled to be held on May 11, 2022, at which time the current term of each Director will expire.

Name and City of Residence	Position and Occupation	First Year as Director
Robert M. Beil Phoenix, Arizona	Director Sales, Marketing, Business and Executive Management, The Dow Chemical Company, 1975 to 2006	2007
Christopher R. Cawston Toronto, Ontario, Canada	Director President and Chief Executive Officer, The Cawston Group (financial, strategic and operational advisory group), 2010 to 2015, 2020 to present President, Sym-Tech Dealer Services (provider of finance and insurance solutions to automobile dealers and equipment manufacturers), 2015 to 2020 Director, AutoServe1 (cloud-based auto repair shop management solution), 2014 to 2019	2020
Jane Craighead Brockville, Ontario, Canada	Director Director and Chair of Human Resources Committee, Telesat Corporation(1) (global satellite operators), 2021 to present Director, Crombie Real Estate Investment Trust(1), 2021 to present Director, Wajax Corporation(1) (industrial products and services provider), 2021 to present Director, Jarislowsky Fraser Limited (independent investment firm), 2018 to present Director, Clearwater Food Services (seafood company engaged in the harvesting, processing, distribution and marketing of seafood), 2015 to 2021 Senior Vice President of Global Human Resources, Scotiabank, 2011 to 2019	2020

Name and City of Residence	Position and Occupation	First Year as Director
Frank Di Tomaso, FCPA, FCA, ICD.D Montreal, Quebec, Canada
Director

Director, Birks Group Inc. (1) (designer, manufacturer and retailer of jewelry, timepieces, silverware and gifts), 2014 to present

Director, Laurentian Pilotage Authority (regulates operations of pilotage services on the St. Lawrence River), 2011 to present

Director, Canada Computational Unlimited Corp.(1) (bitcoin mining company), 2021 to present

Director, ADF Group Inc. (1) (complex structural steel and heavy built-up steel components for the non-residential construction industry), 2015 to 2021

Director, National Bank Trust (asset management and trust services firm), 2012 to 2019

Director, National Bank Life Assurance Company, 2012 to 2019

Director, Yorbeau Resources Inc. (gold exploration company), 2011 to 2016
		2014
Robert J. Foster Toronto, Ontario, Canada	Director President and CEO, Capital Canada Limited (investment banking firm), 1977 to present	2010
Dahra Granovsky Toronto, Ontario, Canada	Director CEO, Beresford Accurate Folding Cartons (folding carton packaging company), 2016 to present Director and Chairperson of the Corporate Governance Committee, Hammond Power Solutions(1) (dry-type electrical transformer business), 2011 to present Director, Atlantic Packaging Products Ltd. (corrugated packaging company), 2000 to present Director, Velan Inc.(1) (industrial valve manufacturing company), 2019 to present Director, Laticrete International Inc. (a construction solutions company), 2021 to present Managing Director, Chem-Ecol (lubricant company), 2015 to 2021	2019

Name and City of Residence	Position and Occupation	First Year as Director
James Pantelidis Toronto, Ontario, Canada
Chairman of the Board of Directors

Director and Chairman of the Board of Parkland Corporation (1) (marketer of petroleum products), 1999 to present

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
		2012
Jorge N. Quintas Porto, Portugal	Director President, Nelson Quintas SGPS, SA (holding company for manufacturer of electrical and telecommunication cables), 2009 to present	2009
Mary Pat Salomone Naples, Florida	Director Director, Chairperson of the Health, Safety, Sustainability and Environment Committee, and member of the Governance Committee, TC Energy Corporation (formerly TransCanada Corporation) (1) (energy infrastructure company), 2013 to present Director and member of the Audit Committee and Finance Committee, Herc Holdings Inc. (1) (rental company), 2016 to 2021	2015
Gregory A.C. Yull Sarasota, Florida	Director CEO and President of the Company, 2010 to present President Tapes and Films Division of the Company, 2005 to 2010 Executive Vice President, Industrial Business Unit for Tapes and Films, 2004 to 2005	2010
Melbourne F. Yull Sarasota, Florida	Director Executive Director from June 28, 2007 to June 8, 2010 Retired, 2006 to 2007 Prior thereto he was Chairman of the Board and CEO of the Company, 1981 to 2006 Father of Gregory A.C. Yull	1989-2006 2007

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

Name and City of Residence	Position and Occupation	First Elected To Office
Gregory A.C. Yull Sarasota, Florida	Chief Executive Officer & President	2010
Jeffrey Crystal, CPA, CA Sarasota, Florida	Chief Financial Officer	2014
Randi M. Booth Bradenton, Florida	Senior Vice President & General Counsel	2017
Douglas Nalette Bradenton, Florida	Senior Vice President, Operations	2006
Shawn Nelson Bradenton, Florida	Senior Vice President, Sales	2010

B.	COMPENSATION
Director Compensation
Compensation of directors is established in order to allow the Company to attract and retain highly-qualified directors with varied and relevant experience, taking into account a wide variety of functional activities in which the Company engages, and to align the interests of the directors with those of the shareholders.
Directors receive annual fees for their service which are paid semi-annually. Directors may elect to receive deferred share units ("DSUs") in lieu of all or part of their cash fees. The Company has DSUs as a form of compensation to promote greater alignment of the interests of the directors with the shareholders of the Company in creating long-term shareholder value. See section entitled "Deferred Share Unit Plan" below for further details.
The following table presents the details of compensation and fees paid, and benefits in kind granted, to directors for the fiscal year ended December 31, 2021 for serving as directors of the Company, with the exception of Gregory A. C. Yull, who is an executive of the Company and who did not receive any fees as a director.

	Annual Board and Committee Fees Earned (1) $	Allocation of Annual Fees				Share-Based Awards
Name		DSUs(2) $	Cash $	Other $		DSUs(3) $
Robert M. Beil	79,904	—	79,904	—		95,000
Chris R. Cawston	80,645	80,645	—	—		95,000
Jane Craighead	85,282	85,282	—	—		95,000
Frank Di Tomaso	82,355	—	82,355	—		95,000
Robert J. Foster	85,000	—	85,000	—		95,000
Dahra Granovsky	77,000	38,500	38,500	—		95,000
James Pantelidis	154,000	—	154,000	—		95,000
Jorge N. Quintas	72,000	72,000	—	—		95,000
Mary Pat Salomone	82,000	—	82,000	—		95,000
Melbourne F. Yull	74,000	37,000	37,000	260,935	(4)	95,000

(1)Represents total compensation for Board and Committee services, which includes both cash payments and the value of DSUs elected in lieu of cash for such fees. Under the DSU Plan, directors are able to elect to receive 0%, 50% or 100% of their annual retainer in the form of DSUs.
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
(4)Mr. Yull receives a pension from the Company (see “Pension and Other Post-Retirement Benefit Plans” below).

Senior Management Compensation
This section provides discussion and analysis of the specific decisions of the Human Resources and Compensation Committee ("HRCC") regarding the compensation of senior management for the year ended December 31, 2021.
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

Our Performance
•Delivered 26% revenue growth and remained disciplined in our practice to protect the profit dollar spread and mitigate the challenges presented by global supply chain constraints and labor shortages.
•Experienced strong growth in the e-commerce market where the Company supplies water-activated tape, protective packaging and dispensers and in the building and construction market which uses the Company's woven products and tapes.
•Adjusted EBITDA(1) grew 17% from $211.1 million in 2020 to $247.2 million in 2021, and net earnings decreased from $72.7 million to $67.8 million over the same period.
•Cash flows from operating activities decreased 11% from $179.6 million in 2020 to $160.4 million in 2021.
•Continued strong generation of free cash flows(1) of $79.1 million in 2021 while nearly doubling our investment in strategic capital projects over 2020 and making a large investment in working capital relating to supply chain and inflationary pressures.
•One-year total shareholder return ranking relative to the Peer Group was in the 45th percentile and in the 51st percentile relative to the Index Group.
•Three-year total shareholder return ranking relative to the Peer Group was in the 56th percentile and ROIC(1) performance was at the high end of the range between the 3rd and 4th Tier.
•The dividend was increased 7.9% on an annualized basis to $0.68 per common share.
•Reinforced our commitment to sustainability by signing the Climate Pledge and joining the Business Ambition for 1.5°C campaign for net-zero emissions by 2040; and earned a B score on our first CDP Climate report, which is above the industry average.
•Two additional products, as well as the Curby® Mailer HD and the Curby® Cushioning Solutions family of products, achieved Cradle to Cradle CertifiedTM status as part of the ongoing sustainability strategic initiatives.

Compensation of Senior Management
•Annual incentive award targets required Compensation Adjusted EBITDA(1) and Compensation Cash Flows(1) growth of approximately 9% and 4% from 2020 results, respectively.
•NEOs received annual incentive awards at 143% of their targets, given outstanding performance.
•PSU awards granted in 2018 were settled in 2021 at 154% of the value granted based on the total shareholder return for the three-year performance period ending on December 31, 2020 in the 78th percentile relative to the Peer Group and ROIC achievement slightly below the 4th Tier.
•Long-term incentive awards represented, on average, 38% of the NEO's 2021 total compensation, the value of which depends on share price performance.

(1) Non-GAAP financial measures. For definitions and reconciliations of non-GAAP financial measures to their most directly comparable GAAP financial measures, see section entitled "Annual Performance-based Incentive Plan Awards - Bonuses" below.

Executive Compensation Program Principles
In support of the Company's compensation philosophy, the executive compensation program is designed to reward performance that is directly relevant to the Company’s short-term and long-term success. The Company provides both short-term and long-term incentive compensation that varies based on corporate and individual performance.
Three primary components comprise the Company’s compensation program: annual base salary, annual performance-based incentive plan award and a long-term incentive plan award comprised of performance share units ("PSUs") and restricted share units ("RSUs") pursuant to the Amended and Restated Performance and Restricted Share Unit Plan (the "PRSU Plan"), and stock options pursuant to the 2019 Executive Stock Option Plan (the "2019 ESOP").

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
Annual base salary
To provide a base level of annual compensation for the Company’s senior management generally set at a level that is within a competitive range of the median of companies that compete with the Company for business and executive talent and that is aligned with survey data and other analysis

Annual performance-based incentive plan award	To encourage and reward performance over the financial year (typically, compared to predefined goals and objectives) and reflect progress toward predetermined company-wide and individual objectives
Long-term incentives / Equity	To reinforce shareholder alignment, retention and long-term performance orientation
The base salaries of the senior management are reviewed annually and adjusted periodically to take into account the following factors: market and economic conditions; levels of responsibility, scope of the role and accountability of each member of senior management; skills, experience and competencies of each member of senior management; retention considerations; and sustained performance.
In 2021, the Company issued PSUs and RSUs under the PRSU Plan and stock options under the 2019 ESOP. Annual incentive plan awards are typically based on predetermined performance goals and may form a greater or lesser part of the entire compensation package in any given year, depending on performance.
The following table sets forth the compensation paid, and share-based awards granted, to senior management for the last fiscal year for services in all capacities to the Company, including deferred compensation (also see "US Deferred Compensation" below for additional details).

	Annual Compensation				Share-based Awards		Option-based Awards (4) $
Name	Salary (1) $	Performance-based Incentive Plan Award $	Other $		Performance Share Units (2) $	Restricted Share Units (3) $
Gregory A.C. Yull	862,338	1,232,324	22,500	(5)	1,254,738	516,238	496,942
Jeffrey Crystal	470,108	503,856	—		288,633	118,755	114,321
Randi M. Booth	376,308	285,810	—		227,865	93,753	90,253
Douglas Nalette	400,890	286,446	—		182,275	75,007	72,203
Shawn Nelson	379,627	271,254	—		182,275	75,007	72,203

(1)Represents amounts included in each executive’s W-2, rather than the base salary amount.
(2)Amounts represent the grant date fair value of PSUs granted. The actual value received, if any, could be different and could also be nil, depending on the level of attainment of the performance objectives of the plan and the value of the Company's shares on the date of settlement. See "Performance and Restricted Share Unit Plan" below for further details including number of awards issued.
(3)Amounts represent the grant date fair value of RSUs granted. The actual value received could be different depending on the value of the Company's shares on the date of settlement. See "Performance and Restricted Share Unit Plan" below for further details including number of awards issued.
(4)Amounts represent the grant date fair value of stock options granted. The actual value received, if any, could be different and could also be nil, depending on the value of the Company's shares on the date of exercise. See "Executive Stock Option Plan" below for further details.
(5)Represents amounts paid related to an auto allowance pursuant to the terms of Mr. Yull’s employment agreement.

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

The following table sets out the eligible compensation deferred in 2021 and the accumulated value as of December 31, 2021 for each member of senior management.

Name	Compensation Deferred in 2021 $	Accumulated Value at Year End $
Gregory A.C. Yull	378,601	1,539,397
Jeffrey Crystal	567,791	1,374,312
Randi M. Booth	30,000	32,545
Douglas Nalette	—	—
Shawn Nelson	—	—
Annual Performance-based Incentive Plan Awards - Bonuses
Each of the members of senior management received a performance bonus for 2021. Bonuses are typically paid based on the level of achievement of pre-defined financial objectives of the Company. The Company attributes to each executive, depending on his or her role, a bonus target level set as a percentage of his or her salary, representing the amount that will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and 200% of the target bonus, based on the level of achievement of the predetermined objectives. The objectives and weight attached thereto are re-evaluated on an annual basis by the HRCC. The HRCC has discretion to adjust bonus payments upwards or downwards to ensure that payouts are aligned with the Company's performance and reflect the level of risk and responsibility undertaken to achieve results.
For the fiscal year ended December 31, 2021, at the HRCC’s recommendation, the Board of Directors elected to determine bonuses based on the Company achieving target levels of Compensation Adjusted EBITDA and Compensation Cash Flows. Following are the incentive parameters that were used for the fiscal year ended December 31, 2021:
Compensation Adjusted EBITDA is defined by the HRCC as Adjusted EBITDA excluding: (i) performance bonus expense and (ii) the positive or negative impact on Adjusted EBITDA of the acquisition of Nuevopak Global Limited ("Nuevopak Acquisition"). Adjusted EBITDA is defined and reconciled in Item 5: Operating and Financial Review and Prospects (Management's Discussion & Analysis). Compensation Cash Flows is defined by HRCC as cash flows from operating activities excluding: (i) the cash flows from operating activities of the Nuevopak Acquisition in the current year; (ii) M&A Costs paid in the current year excluding certain costs associated with planned acquisition integration activities; and (iii) the income tax effect of these items. These measures adjust for certain expenses and charges expected (at the time of the Board’s election) to be incurred by the Company during the year (e.g., M&A Costs and manufacturing facility closures, restructuring and other related charges), which are determined to be in the long term interest of the Company. Accordingly, the HRCC determined that such amounts should not impact the ability of senior management to achieve the performance bonus targets for the year ended December 31, 2021.
Compensation Adjusted EBITDA and Compensation Cash Flows are non-GAAP financial measures and are reconciled to their respective, most directly comparable GAAP financial measure in the following tables (in millions of USD):

Year ended December 31,
2021
$
Net earnings	70.0
Interest and other finance costs	56.9
Income tax expense	24.1
Depreciation and amortization	65.5
EBITDA	216.5
Manufacturing facility closures, restructuring and other related charges	—
M&A Costs	8.1
Share-based compensation expense	21.7
Impairment of long-lived assets and other assets	0.8
Loss on disposal of property, plant and equipment	0.1
Adjusted EBITDA	247.2
Performance bonus expense	8.5
Impact of Nuevopak Acquisition	(0.5)
Compensation Adjusted EBITDA	255.2

Year ended December 31,
2021
$
Cash flows from operating activities	160.4
M&A Costs	6.9
Impact of Nuevopak Acquisition	(0.8)
Income tax effect of these items	(1.1)
Compensation Cash Flows	165.4
The following table presents the target incentive plan award as a percentage of salary.

	Gregory A.C. Yull	Jeffrey Crystal	Randi M. Booth	Douglas Nalette	Shawn Nelson
Incentive plan award as a percentage of salary:
Minimum	0%	0%	0%	0%	0%
Threshold	50%	38%	25%	25%	25%
Target	100%	75%	50%	50%	50%
Maximum	200%	150%	100%	100%	100%

The following table presents the financial objectives for 2021 included in the annual incentive plan and the results achieved by the Company:

	Bonus Payout Percentage	Compensation Adjusted EBITDA	Compensation Cash Flows
Threshold ($)	50%	222,300,000	177,500,000
Target ($)	100%	239,400,000	188,500,000
Maximum ($)	200%	256,900,000	199,500,000
Actual ($)	143%	255,234,970	165,384,300
Objective Weight		75%	25%
Evaluation of Performance to Target (%)		106.6%	87.7%
Company Performance Factor (%)		190.5%	—%

For performance achievement between threshold and target, the company performance factor represents the straight-line interpolation between 50% and 100% where 100% represents the target bonus. For performance achievement greater than target, the company performance factor represents the straight-line interpolation between 100% and 200% where 200% represents the maximum bonus.

Weighted Company Performance Factor	142.9%
The following table presents, for each target objective, the bonus amount earned by each member of senior management for 2021:

	Gregory A.C. Yull	Jeffrey Crystal	Randi M. Booth		Douglas Nalette	Shawn Nelson
	$	$	$		$	$
2021 Annual Eligible Salary	862,338	470,108	400,000	(1)	400,890	379,627
Target Amount	862,338	352,581	200,000		200,445	189,814
Weighted Company Performance Factor x Target Amount	1,232,324	503,856	285,810		286,446	271,254
(1)    Represents base salary amount.

Long-Term Incentive Plan Awards

Performance and Restricted Share Unit Plan

The purpose of the PRSU Plan is to provide executive officers and employees with a proprietary interest in the Company through the granting of PSUs and RSUs. The PRSU Plan is also intended to increase the interest in the Company’s welfare of the executive officers and employees who share primary responsibility for the management, growth and protection of the business of the Company, to furnish an incentive to such executive officers and employees to continue their services for the Company and its subsidiaries and to provide a means through which the Company and its subsidiaries may attract talented people to accept employment. The PRSU Plan is administered by the HRCC and authorizes the Company to award PSUs and RSUs to eligible persons.
A PSU, as defined by the PRSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PRSU Plan, to receive a cash payment equal to the VWAP of the Company's shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
For PSUs granted in March 2018 and 2019, the number of PSUs that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:

•50% based on the average return on invested capital over the measurement period (the “ROIC Performance”) as set out in the table below.

•50% based on the Company's TSR relative to the Peer Group over the measurement period as set out in the table below.
For PSUs granted in March 2020 and 2021, the number of PSUs that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
•50% based on the Company's ROIC Performance over the three-year performance measurement period as set out on the table below.
•50% based on the Company's TSR of which:
◦50% is based on the Company's TSR ranking relative the Peer Group over the three-year performance measurement period as set out on the table below.
◦50% is based on the Company's TSR ranking relative to the Index Group over the three-year performance measurement period as set out on the table below.

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

ROIC is defined by the governing documents of the PRSU Plan as the Net Operating Profit after Tax (“NOPAT”) divided by the average book value of invested capital. NOPAT is Earnings Before Interest and Taxes (“EBIT”) plus adjustments less taxes. Invested capital is total debt plus total equity less cash plus adjustments. Adjustments may be made by the Board in its sole discretion: (i) the positive or negative impact of mergers and acquisitions, including NOPAT of the acquired or divested business, due diligence costs and other advisory fees associated with mergers and acquisitions projects, and the impact on invested capital; (ii) the positive or negative impact of material changes to the capital deployment plan existing in the financial plan supporting the ROIC Performance Targets; (iii) the material net impact of one or more of the following items after available collectible insurance: changes in tax laws, changes in accounting principles, changes in regulatory requirements (including, but not limited to environmental regulations), the cost and ultimate financial impact of legal suits and/or settlements, expenses caused by natural disasters or intentionally caused damage to the Company's property, and non-cash accounting write-downs of goodwill, other intangible assets and fixed assets; and (iv) other unplanned, material positive or negative impacts which impact ROIC by more than 0.2% and were not included in formulating the ROIC Performance Targets (i.e. otherwise not included in the long-range plan).

TSR is calculated by determining the appreciation of the five-day VWAP of a share on the TSX at the beginning (January 1 of the year of grant) and end of the three-year performance period plus any dividend yield earned on a share in that period.

PSUs are settled in cash only, and as a result the Company will remeasure the fair value of the awards at each reporting date and present the cash-settled awards as a liability within the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current, for amounts expected to settle in more than twelve months. Changes in the fair value of the liability are reflected in SG&A.
PSUs granted are subject to a market (50 percent) and non-market performance condition (50 percent) as well as a time-based vesting condition. Accordingly, the fair value of PSUs is based 50 percent on the Monte Carlo valuation model at each reporting date and 50 percent on the Company's VWAP of common shares on the TSX for the five consecutive trading days immediately preceding the reporting period end multiplied by the number of PSUs expected to vest based on estimated achievement of non-market performance criteria at the reporting period end. The cash payment at settlement is calculated based on the number of settled PSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement. PSUs accrue dividend equivalents which are paid in cash at the settlement date. A dividend equivalent is calculated as the number of settled PSUs multiplied by the amount of cash dividends per share declared and paid by the Company between the date of grant and the settlement date.
The PSU performance period is the period from January 1st in the year of grant through December 31st of the third calendar year following the date of grant. The PSUs are expensed over the vesting period beginning from the date of grant through February 15th of the fourth calendar year following the date of grant, unless vesting is accelerated based on retirement eligibility, death or disability.
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
RSUs are settled in cash only, and as a result the Company will remeasure the fair value of the awards at each reporting date and present the cash-settled awards as a liability within the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current, for amounts expected to settle in more than twelve months. Changes in the fair value of the liability are reflected in SG&A. The cash payment at settlement is calculated based on the number of settled RSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement. RSUs accrue dividend equivalents which are paid in cash at the settlement date. A dividend equivalent is calculated as the number of settled RSUs multiplied by the amount of cash dividends per share declared and paid by the Company between the date of grant and the settlement date.

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
The PRSU Plan requires a one-year minimum vesting period for PSU and RSU awards granted thereunder, subject to certain exceptions.

PSU Grants During the Most Recently Completed Fiscal Year
The following table sets out the details of all PSU grants to the members of senior management during the fiscal year ended December 31, 2021.

Name	PSU Awards granted	% of total PSU awards granted in fiscal year	Market value on date of grant (1)	Expiration date
Gregory A.C. Yull	43,237	22%	$29.02	12/31/2024
Jeffrey Crystal	9,946	5%	$29.02	12/31/2024
Randi M. Booth	7,852	4%	$29.02	12/31/2024
Douglas Nalette	6,281	3%	$29.02	12/31/2024
Shawn Nelson	6,281	3%	$29.02	12/31/2024

(1)    The base value (or grant date fair value) of a PSU is based 50% on the VWAP of the common shares of the Company on the TSX for the five trading days preceding the grant date (CDN$ 29.78, USD$ 23.88) and 50% on an estimated value derived using the Monte Carlo simulation model implemented in a risk-neutral framework considering the following assumptions:

PSU Grant Date	March 22, 2021
Grant recipient	All
Performance period starting price	CDN$24.20
Valuation date stock price	CDN$29.27
Estimated dividend yield	0%
US risk-free interest rate	0.28%
Canadian risk-free interest rate	0.46%
Estimated volatility	45%
Term	3 years
Result	CDN$42.81
(USD$34.17)
Year-End Unvested PSU Awards and Values
The following table sets out for each of the members of senior management the total number of unvested PSU awards held as of December 31, 2021 and the value of such unvested awards at that date.

Name	Number of PSUs at fiscal year-end	Number of PSUs adjusted for performance at fiscal year end(1)	Value of PSUs at fiscal year-end (2)
	Unvested	Unvested	Unvested
Gregory A.C. Yull	262,857	376,605	7,611,190
Jeffrey Crystal	60,399	86,532	1,748,821
Randi M. Booth	34,563	48,864	987,547
Douglas Nalette	32,992	47,010	950,082
Shawn Nelson	32,992	47,010	950,082

(1)The final number of PSUs that vest will range from 0% to 175% of the initial number awarded based on predetermined performance criteria. Based on the Company’s performance as of December 31, 2021, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2021, would be as follows:

Grant Date	Performance Period End Date	% of Target Shares
March 21, 2019	December 31, 2021	127.1%
March 23, 2020	December 31, 2022	157.6%
March 22, 2021	December 31, 2023	118.0%

(2)The fair value of the PSUs is based on the five-day VWAP of the common shares of the Company on the TSX on December 31, 2021 (CDN$ 25.90, USD$ 20.21). Actual value, if any, on the settlement of awards will depend on the value of the common shares of the Company on the TSX on the date of settlement. There is no guarantee that gains will be realized. The actual value received on settlement, if any, will be different and could also be nil, depending on variations in the price of the common shares of the Company on the TSX.
RSU Grants During the Most Recently Completed Fiscal Year
The following table sets out the details of all RSU grants to the members of senior management during the fiscal year ended December 31, 2021.

Name	RSU Awards granted	% of total RSU awards granted in fiscal year	Market value on date of grant (1)	Expiration date
Gregory A.C. Yull	21,618	26%	$23.88	12/31/2024
Jeffrey Crystal	4,973	6%	$23.88	12/31/2024
Randi M. Booth	3,926	5%	$23.88	12/31/2024
Douglas Nalette	3,141	4%	$23.88	12/31/2024
Shawn Nelson	3,141	4%	$23.88	12/31/2024
(1)    The grant date fair value of a RSU is based on the VWAP of the common shares of the Company on the TSX for the five trading days preceding the grant date, March 22, 2021 (CDN$ 29.78, USD$ 23.88).
Year-End Unvested RSU Awards and Values
The following table sets out for each of the members of senior management the total number of unvested RSU awards held as of December 31, 2021 and the value of such unvested awards at that date. No RSUs were vested as of December 31, 2021.

Name	Number of RSUs at fiscal year-end	Value of RSUs at fiscal year-end (1)
Gregory A.C. Yull	131,428	2,656,160
Jeffrey Crystal	30,200	610,342
Randi M. Booth	17,281	349,249
Douglas Nalette	16,496	333,384
Shawn Nelson	16,496	333,384
(1)    The fair value of the RSUs is based on the five-day VWAP of the common shares of the Company on the TSX on December 31, 2021 (CDN$ 25.90, USD$ 20.21). Actual value upon the settlement of awards will depend on the value of the common shares of the Company on the TSX on the date of settlement.

Deferred Share Unit Plan
The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the HRCC and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. Under the DSU plan, each director may receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company.

A DSU, as defined by the Company’s DSU Plan, is a right that has a value equal to the VWAP of the shares on the TSX for the five consecutive trading days immediately preceding the day of settlement.
DSUs are settled in cash only, and as a result the Company will remeasure the fair value of the awards at each reporting date and present the cash-settled awards as a liability on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current, for amounts expected to settle in more than twelve months. Changes in the fair value of the liability are reflected in SG&A.
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

DSU Grants During the Most Recently Completed Fiscal Year
The following table sets out the details for the fiscal year ended December 31, 2021 of all DSU grants to directors, including dividend equivalents and DSUs elected in lieu of cash by the directors for semi-annual director fees granted as of December 31, 2021.

Name	Grant date	DSU Awards granted	% of total DSU awards granted in fiscal year	Market value on date of grant	Expiration date
Robert M. Beil	3/22/2021	3,979	6%	$23.88	n/a
	3/31/2021	365	1%	$22.50	n/a
	6/30/2021	361	1%	$22.91	n/a
	9/30/2021	400	1%	$22.47	n/a
	12/31/2021	451	1%	$20.08	n/a
Chris R. Cawston	3/22/2021	3,979	6%	$23.88	n/a
	3/31/2021	57	0%	$22.50	n/a
	6/30/2021	1,720	3%	$22.94	n/a
	9/30/2021	75	0%	$22.47	n/a
	12/31/2021	2,222	3%	$19.92	n/a

Name	Grant date	DSU Awards granted	% of total DSU awards granted in fiscal year	Market value on date of grant	Expiration date
Jane Craighead	3/22/2021	3,979	6%	$23.88	n/a
	3/31/2021	57	0%	$22.50	n/a
	6/30/2021	1,813	3%	$22.94	n/a
	9/30/2021	76	0%	$22.47	n/a
	12/31/2021	2,349	3%	$19.92	n/a
Frank Di Tomaso	3/22/2021	3,979	6%	$23.88	n/a
	3/31/2021	319	0%	$22.50	n/a
	6/30/2021	315	0%	$22.91	n/a
	9/30/2021	349	1%	$22.47	n/a
	12/31/2021	394	1%	$20.08	n/a
Robert J. Foster	3/22/2021	3,979	6%	$23.88	n/a
	3/31/2021	518	1%	$22.50	n/a
	6/30/2021	512	1%	$22.91	n/a
	9/30/2021	567	1%	$22.47	n/a
	12/31/2021	640	1%	$20.08	n/a
Dahra Granovsky	3/22/2021	3,979	6%	$23.88	n/a
	3/31/2021	153	0%	$22.50	n/a
	6/30/2021	991	1%	$22.94	n/a
	9/30/2021	174	0%	$22.47	n/a
	12/31/2021	1,165	2%	$19.92	n/a
James Pantelidis	3/22/2021	3,979	6%	$23.88	n/a
	3/31/2021	319	0%	$22.50	n/a
	6/30/2021	316	0%	$22.91	n/a
	9/30/2021	350	1%	$22.47	n/a
	12/31/2021	394	1%	$20.08	n/a
Jorge N. Quintas	3/22/2021	3,979	6%	$23.88	n/a
	3/31/2021	540	1%	$22.50	n/a
	6/30/2021	2,103	3%	$22.94	n/a
	9/30/2021	604	1%	$22.47	n/a
	12/31/2021	2,491	4%	$19.92	n/a
Mary Pat Salomone	3/22/2021	3,979	6%	$23.88	n/a
	3/31/2021	282	0%	$22.50	n/a
	6/30/2021	279	0%	$22.91	n/a
	9/30/2021	309	0%	$22.47	n/a
	12/31/2021	348	1%	$20.08	n/a
Melbourne F. Yull	3/22/2021	3,979	6%	$23.88	n/a
	3/31/2021	378	1%	$22.50	n/a
	6/30/2021	1,181	2%	$22.94	n/a
	9/30/2021	421	1%	$22.47	n/a
	12/31/2021	1,406	2%	$19.92	n/a

Year-End Outstanding DSU Awards

The following table sets out for each of the directors the total number of vested and unvested DSUs as of December 31, 2021 and the value of such DSUs at that date.

Name	Number of vested DSUs outstanding at fiscal year-end(1)	Value of vested DSUs outstanding (2)	Number of unvested DSUs outstanding at fiscal year-end(1)	Value of unvested DSUs outstanding (2)
Robert M. Beil	51,921	1,049,323	1,711	34,579
Chris R. Cawston	10,477	211,740	1,711	34,579
Jane Craighead	10,686	215,964	1,711	34,579
Frank Di Tomaso	45,147	912,421	1,711	34,579
Robert J. Foster	74,399	1,503,604	1,711	34,579
Dahra Granovsky	22,605	456,847	1,711	34,579
James Pantelidis	45,181	913,108	1,711	34,579
Jorge N. Quintas	81,161	1,640,264	1,711	34,579
Mary Pat Salomone	39,725	802,842	1,711	34,579
Melbourne F. Yull	55,683	1,125,353	1,711	34,579
(1)    Includes related dividend amounts.
(2)    The value of DSUs is based on the five-day VWAP of the common shares of the Company on the TSX on December 31, 2021 (CDN$ 25.90, USD$ 20.21). Actual value upon the settlement of awards will depend on the value of the common shares of the Company on the TSX on the date of settlement.
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
The Company adopted the ESOP in 1992, which was amended on several occasions before elapsing on June 4, 2018. As a result of an amendment approved by shareholders at a special meeting of shareholders of the Company held on September 5, 2007, the ESOP provided that the total number of Shares reserved for issuance thereunder was equal to 10% of the issued and outstanding Shares from time-to-time. Under the rules of the TSX, a security-based compensation arrangement such as the ESOP must, when initially put in place, receive shareholder approval at a duly-called meeting of shareholders, and all unallocated stock options are subject to ratification by shareholders every three years thereafter. Shareholders last ratified unallocated stock options under the ESOP at an annual and special meeting of shareholders of the Company held on June 4, 2015. In accordance with the TSX rules, no further grants of stock options have been made under the ESOP since June 4, 2018, the date on which the ESOP lapsed. The 351,487 Shares issuable upon the exercise of the stock options outstanding under the ESOP as of December 31, 2021, remain subject to the terms and conditions of the ESOP.
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
As of December 31, 2021, there were options outstanding under the ESOP to purchase an aggregate of 351,487 common shares, representing 0.6% of the issued and outstanding common shares of the Company, and a total of 351,487 options exercisable.
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

As of December 31, 2021, there were 2,082,987 stock options outstanding under the 2019 ESOP, representing 3.5% of the issued and outstanding common shares of the Company, and a total of 694,220 options exercisable. Under the 2019 ESOP, there were 3,845,508 options available for grant, representing 6.5% of the issued and outstanding shares as of March 11, 2022.
Under the rules of the TSX, a security-based compensation arrangement that does not have a fixed maximum number of shares issuable, like the 2019 ESOP, must, when initially put in place, receive shareholders’ approval at a duly-called meeting, and all unallocated options are subject to ratification by shareholders every three years thereafter. Although the unallocated options under the 2019 ESOP are subject to ratification this year, the Company, upon recommendation by the HRCC, has decided not to submit the matter to a vote at the annual meeting of shareholders. As a result, no further stock options may be granted under the 2019 ESOP as at and from June 6, 2022.

Option Grants During the Most Recently Completed Fiscal Year
The following table sets out the details of all options granted to the members of senior management under the 2019 ESOP during the fiscal year ended December 31, 2021. During 2021, there were no options granted to directors.

Name	Options granted	% of total options granted in fiscal year	Exercise Price CDN$	Market value on date of grant CDN$(1)	Expiration date
Gregory A.C. Yull	109,943	45%	$29.34	$5.65	3/18/2031
Jeffrey Crystal	28,438	12%	$29.34	$5.02	3/18/2026
Randi M. Booth	22,451	9%	$29.34	$5.02	3/18/2026
Douglas Nalette	17,961	7%	$29.34	$5.02	3/18/2026
Shawn Nelson	17,961	7%	$29.34	$5.02	3/18/2026
(1)    The grant date fair value of awards is estimated at the date of the grant using the Black-Scholes option pricing model with the following assumptions:

Option Grant Date	March 18, 2021	March 18, 2021
Grant recipient	All of the above except Gregory A.C. Yull	Gregory A. C. Yull
Stock price at grant date	CDN$29.34	CDN$29.34
Exercise price of awards	CDN$29.34	CDN$29.34
Expected dividends	3.1%	3.1%
Canadian risk-free interest rate	1.03%	1.16%
Estimated volatility	27%	29%
Expected life	5 years	6 years
Foreign exchange rate USD to CDN	1.2482	1.2482
Grant date fair value	CDN$5.02	CDN$5.65
	(USD$4.02)	(USD$4.52)
Year-End Unexercised Options and Option Values
The following table sets out for each of the members of senior management the total number of unexercised options held as of December 31, 2021 and the value of such unexercised options at that date. There were no options outstanding held by directors as of December 31, 2021.

Name	Number of unexercised options at fiscal year-end Exercisable / Unexercisable		Value of unexercised “in the money” options at fiscal year-end Exercisable / Unexercisable CDN$ (1)
Gregory A.C. Yull	633,789	686,736	8,255,090	10,036,995
Jeffrey Crystal	123,663	165,084	1,532,511	2,358,539
Randi M. Booth	63,620	94,793	802,905	1,248,632
Douglas Nalette	—	90,303	—	1,248,632
Shawn Nelson	65,469	90,303	811,336	1,248,632

(1)The value of unexercised “in-the-money” options is calculated using the closing price of the common shares of the Company on the TSX on December 31, 2021 (CDN$ 26.32) less the respective exercise prices of the options. Actual gains, if any, on exercise will depend on the value of the common shares of the Company on the TSX on the date of exercise. There is no guarantee that gains will be realized.

Incentive Plan Awards – Value Vested, Settled, Realized or Earned During the Year
The following table sets out, for each member of senior management, the value of option-based awards and share-based awards which vested or settled during the year ended December 31, 2021 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2021.

Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)		Non-Equity Incentive Plan Award – Value Earned During the Year(5) ($)
		PSUs - settled(2)(4)	RSUs - settled(3)(4)
Gregory A.C. Yull	4,917,454	2,234,820	726,074	1,232,324
Jeffrey Crystal	1,173,558	513,418	166,800	503,856
Randi M. Booth	617,815	241,607	78,490	285,810
Douglas Nalette	621,297	271,837	88,310	286,446
Shawn Nelson	621,297	271,837	88,310	271,254

(1)The value is calculated as if the stock options were exercised on the vesting date of each relevant grant. The value is equal to the difference between the closing price of the common shares of the Company on the TSX on the vesting date and the exercise price. Actual gains, if any, on exercise will depend on the value of the common shares of the Company on the TSX on the date of exercise. There is no guarantee that gains will be realized.
(2)For settled PSUs, the value is calculated as the number of PSUs on the settlement date multiplied by the performance adjustment factor and the VWAP of the common shares of the Company on the TSX for the five consecutive trading days immediately preceding the date of settlement.
The performance adjustment to the Target Shares for the PSUs settled in 2021 was 153.9% which applies the prescribed weighting to the individual TSR and ROIC Performance adjustment factors summarized in the following table:

	ROIC	TSR
Evaluation of Performance to Target (%)	109.9%	156.8%
Performance adjustment factor (%)	146.4%	161.3%
ROIC is a non-GAAP financial ratio whose components are the non-GAAP financial measures, NOPAT and invested capital. A reconciliation of NOPAT and invested capital to their respective, most directly comparable GAAP financial measure is set forth in the tables below for the relevant performance period, in millions of USD.
NOPAT Reconciliation to Net Earnings

Three-year performance period ended December 31,
2020
$
Net earnings	161.3
Interest and other finance costs	79.1
Income tax expense	45.2
Adjustments	34.0
Less taxes	(65.9)
NOPAT	253.8

Invested Capital Reconciliation to Total Equity

	December 31,
	2020	2019	2018
	$	$	$
Total equity	316.7	272.2	261.4
Plus total debt	490.0	508.8	500.0
Less cash	(16.5)	(7.0)	(18.7)
Adjustments	(200.1)	(170.2)	(167.7)
Invested capital	590.1	603.8	575.0

(3)For settled RSUs, the value is calculated as the number of RSUs on the settlement date multiplied by the VWAP of the common shares of the Company on the TSX for the five consecutive trading days immediately preceding the date of settlement.
(4)Includes a cash payment made to each member of senior management in an amount equal to the product that results from multiplying the number of settled PSUs and RSUs by the amount of cash dividends per common share declared and paid by the Company from the date of grant of the PSUs to the settlement date.
(5)The amounts shown for annual incentive plans represent amounts awarded under the Company’s senior management bonus plan. Award amounts are based on the level of achievement of financial objectives of the Company. See the section above entitled “Annual Incentive Plan Awards – Bonuses” for additional information.
The following table sets out, for each member of senior management, the value realized from option-based awards upon exercise during the year ended December 31, 2021.

Name	Number of Options Exercised (#)	Gains Realized(1) ($)
Gregory A.C. Yull	180,000	2,724,239
Jeffrey Crystal	—	—
Randi M. Booth	—	—
Douglas Nalette	65,469	828,645
Shawn Nelson	—	—
(1)The gain realized is equal to the difference between the market value of the common shares of the Company on the TSX at exercise and the exercise price multiplied by the number of options exercised and converted to USD based on the exchange rate on the date of exercise.
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
Defined Contribution Pension Plans
The Company maintains defined contribution pension plans in the US and Canada. Each member of senior management participates in the “US Plan”. The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the US Internal Revenue Code. Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Company may make discretionary contributions for the benefit of eligible employees. The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The following table sets out the Company’s contributions to the pension plan payable for 2021 for each member of senior management.

Name	Company Contributions $
Gregory A.C. Yull	15,950
Jeffrey Crystal	15,950
Randi M. Booth	15,950
Douglas Nalette	15,950
Shawn Nelson	15,950
Total Cash Payments
Total cash payments for employee future benefits for 2021, consisting of cash contributed by the Company to its defined benefit pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans, cash contributed to its defined contribution plans and cash contributed to its multi-employer defined benefit plans, were $8.6 million ($7.0 million in 2020).
Executive Employment Contracts and Change of Control Agreements
The following agreements between the Company and members of senior management were in effect at the end of 2021.
The Company entered into “change of control, non-interference and confidentiality” agreements as of January 28, 2001 and amended October 24, 2019 with Shawn Nelson, and as of October 28, 2004 and amended November 21, 2019 with Douglas Nalette. These agreements include provisions regarding confidentiality, non-interference and non-solicitation covenants, and ownership of intellectual property, among other things. The non-interference and non-solicitation covenants survive for 12 months following the employee's voluntary termination of employment, provided however that if the employee resigns within six months after a Change of Control (as defined in such agreements), such covenants shall be null and void.
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
In the event that the Company terminates Mr. Yull’s employment without Cause or Mr. Yull terminates his employment for Good Reason within two years of a Change of Control, then he shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years and severance pay in an amount equal to three times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination. In addition, all unvested stock options held by Mr. Yull that would otherwise vest during the 36 months following the date of termination shall immediately vest and remain exercisable for a period of 36 months following the date of termination. Mr. Yull shall also be entitled to participate, at active employee rates, in the Company’s medical and dental benefit program for 36 months (or, if earlier, until such time as he reaches the age of eligibility for coverage under Medicare) and will receive disability and life insurance benefits pursuant to any benefit plans and programs then provided by the Company generally to its executives for a period of 36 months following the date of termination. Lastly, the defined benefit supplemental pension summarized below shall vest. For any future Chief Executive Officer, it is the HRCC's intention to recommend that the severance multiple referred to above be reduced to two times the sum of his or her annual base salary and the period of the benefits would be reduced to 24 months. The Company also entered into an agreement with Mr. Yull pursuant to which the Company agreed that, if the Arrangement is consummated, the Company will make Mr. Yull whole for any negative economic impact resulting from the application of Section 4999 of the Code.
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
Pursuant to a retirement agreement, dated August 10, 2017 amending and restating certain retirement benefit provisions in the Yull Agreement, unless terminated by the Company for Cause (as defined in the Yull Agreement), he shall receive a monthly defined benefit supplemental pension for life in annual amount equal to the lesser of: (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60 or younger; and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Company, with such payments to begin at the later of retirement or age 60. In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplemental pension benefit that was being paid to Mr. Yull at the time of his death or that would have been paid to Mr. Yull if he had retired on the date of his death. The retirement benefits set forth above were vested upon the completion of five years of
    On May 5, 2017, the Company entered into an Executive Employment Agreement with Jeffrey Crystal, which was amended on November 21, 2019 (the "Crystal Agreement"). On March 19, 2018, the Company entered into an Employment

Agreement with Randi Booth, which was amended on October 25, 2019 (the "Booth Agreement"). The Crystal Agreement and Booth Agreement include provisions regarding base salary, annual bonuses, benefits, confidentiality, non-solicitation and non-competition covenants, and ownership of intellectual property, among other things. The non-competition and non-solicitation covenants survive for 24 months following termination of employment.
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
    Alternatively, if Mr. Crystal is involuntarily terminated or terminates his employment for Good Reason within six months of a Change of Control, then he shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Crystal in the last two fiscal years and severance pay in an amount equal to two times the sum of his annual base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination. In addition, in such case, all of Mr. Crystal's vested stock options shall remain exercisable for the remainder of their respective terms and unvested equity awards then held by Mr. Crystal shall vest in full. For this purpose, in summary, "Good Reason" means one or more of the following: (i) the Company's failure to perform its obligations under the Crystal Agreement other than an isolated, insubstantial and inadvertent failure not occurring in bad faith; (ii) a material decrease in Mr. Crystal's salary, benefits, authority, responsibilities, staff support, or a material negative and unreasonable change to Mr. Crystal's job conditions, subject to certain exceptions; or (iii) the Company's failure to obtain assumption of the Crystal Agreement by a successor or assignee of the Company.
In the event that Ms. Booth's employment is terminated at any time by the Company other than for cause, including in connection with a Change of Control (as defined in the Booth Agreement), or Ms. Booth terminates her employment for Good Reason within six months of a Change of Control, then she shall be entitled to receive a pro-rated performance bonus in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Ms. Booth in the last two fiscal years and severance pay in an amount equal to one times her annual base salary. In addition, in such a case, all of Ms. Booth's vested stock options shall remain exercisable for the remainder of their respective terms and unvested equity awards then held by Ms. Booth shall vest in full. For this purpose, in summary, "Good Reason" has the same meaning as set forth in the Crystal Agreement (but determined by reference to Ms. Booth and the Booth Agreement).
    If Mr. Crystal or Ms. Booth are entitled to severance payments and elect continuation coverage of any Company medical insurance benefits, the Company will pay premiums to the plan(s) on their behalf for the duration of the period in which they are receiving severance payments.
Under the Crystal Agreement and the Booth Agreement, in the event that Mr. Crystal’s or Ms. Booth's employment is terminated as a result of death or disability, they or their estate shall be entitled to receive a pro-rated performance bonus that they would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to them in the last two fiscal years.
The Company has entered into agreements with each of Randi Booth, Jeffrey Crystal, Silvano Iaboni, Douglas Nalette, Shawn Nelson, Mary-Beth Thompson and Joseph Tocci, that provide that if, following consummation of the Arrangement, his or her employment is terminated by the Company without "cause" or by the employee for "good reason" (as such terms are defined in such agreements) upon or within two years following completion of the Arrangement, the executive officer may, under certain circumstances, be entitled to receive a cash severance payment in an amount equal to two times the sum of (i) the executive officer's 2022 base salary (or, if greater, the then-current annual base salary) and (ii) the executive officer's 2022 target bonus (or, if greater, the then-current target annual bonus). Under the aforementioned agreements, the Company also agreed that, if the Arrangement is consummated, the Company will make each of the U.S. executives whole for any negative economic impact resulting from the application of Section 4999 of the Code. The foregoing severance arrangements are provided solely in respect of the Arrangement and supplement the existing severance agreements by creating a floor for cash severance payments in connection with the Arrangement.
The total potential change of control payments to the Company’s executives in the circumstances where they would be payable upon a termination or cessation of employment would be approximately CDN$21.6 million, representing approximately 0.83% of the Arrangement’s equity value.

An amount of CDN$18.4 million in payments would be made to officers and directors in connection with Options, the vesting of which is being accelerated as a result of the Arrangement, and an amount of CDN$47.3 million would be paid to officers and directors of the Company in settlement of DSUs, PSUs and RSUs, the vesting of which is being accelerated as a result of the Arrangement.

Refer to the PRSU Plan and 2019 ESOP for applicable termination clauses.

Estimated Termination Payments
The table below reflects incremental amounts or values, in addition to salary and bonuses that have already been earned, that would have been payable to or received by each member of senior management if his or her employment had been terminated on December 31, 2021 based on the terms described above:

		Severance	RSUs(1)	PSUs(1)(2)	Stock Options(3)	Other Payments(4)	Total
Name	Event	$	$	$	$	$	$
Gregory A.C. Yull	Termination by the Company other than for cause or resignation for good reason	4,832,004	—	—	7,850,937	59,530	12,742,471
	Termination by the Company other than for cause or resignation for good reason in connection with a Change of Control	7,248,006	2,827,489	6,057,603	7,850,937	89,295	24,073,330
	Termination by the Company without cause or resignation for good reason in connection with the Arrangement(5)	7,248,006	3,206,876	11,224,146	15,208,763	89,295	36,977,086
	No assumption of awards upon a Change of Control (6)	—	2,827,489	6,057,603	7,850,937	—	16,736,029
	Retirement	—	—	—	—	—	—
	Death or Permanent disability	—	2,827,489	6,057,603	7,850,937	—	16,736,029
Jeffrey Crystal	Termination by the Company other than for cause	1,616,787	—	—	—	38,167	1,654,954
	Termination by the Company other than for cause or resignation for good reason in connection with a Change of Control	2,155,716	649,706	1,391,893	1,844,849	50,890	6,093,054
	Termination by the Company without cause or resignation for good reason in connection with the Arrangement(5)	2,155,716	736,939	2,579,253	3,608,845	50,890	9,131,643
	No assumption of awards upon a Change of Control (6)	—	649,706	1,391,893	1,844,849	—	3,886,448
	Retirement	—	—	—	—	—	—
	Death or Permanent disability	—	649,706	1,391,893	1,844,849	—	3,886,448
Randi M. Booth	Termination by the Company other than for cause	699,878	—	—	—	25,445	725,323
	Termination by the Company other than for cause or resignation for good reason in connection with a Change of Control	699,878	370,935	790,865	976,680	25,445	2,863,803
	Termination by the Company without cause or resignation for good reason in connection with the Arrangement(5)	1,442,000	431,961	1,511,881	1,975,121	25,445	5,386,408
	No assumption of awards upon a Change of Control (6)	—	370,935	790,865	976,680	—	2,138,480
	Retirement	—	—	—	—	—	—
	Death or Permanent disability	—	370,935	790,865	976,680	—	2,138,480
Douglas Nalette	Termination by the Company other than for cause	—	—	—	—	—	—
	Termination by the Company other than for cause or resignation for good reason in connection with a Change of Control	411,966	354,556	758,086	976,680	15,030	2,516,318
	Termination by the Company without cause or resignation for good reason in connection with the Arrangement(5)	1,441,881	406,578	1,422,991	1,935,924	—	5,207,374
	No assumption of awards upon a Change of Control (6)	—	354,556	758,086	976,680	—	2,089,322
	Retirement	—	289,019	627,033	976,680	—	1,892,732
	Death or Permanent disability	—	354,556	758,086	976,680	—	2,089,322

		Severance	RSUs(1)	PSUs(1)(2)	Stock Options(3)	Other Payments(4)	Total
Name	Event	$	$	$	$	$	$
Shawn Nelson	Termination by the Company other than for cause	—	—	—	—	—	—
	Termination by the Company other than for cause or resignation for good reason in connection with a Change of Control	390,116	354,556	758,086	976,680	29,762	2,509,200
	Termination by the Company without cause or resignation for good reason in connection with the Arrangement(5)	1,365,405	406,578	1,422,991	1,935,924	—	5,130,898
	No assumption of awards upon a Change of Control (6)	—	354,556	758,086	976,680	—	2,089,322
	Retirement	—	—	—	—	—	—
	Death or Permanent disability	—	354,556	758,086	976,680	—	2,089,322

(1)    The value of the PSUs and RSUs is based on the five-day VWAP of the common shares of the Company on the TSX on December 31, 2021 (being CDN$ 25.90, USD$ 20.21) except as indicated in note (5) below. Includes dividend equivalent amounts. Actual value will depend on the value of the common shares of the Company on the date of award settlement.
(2)    The value of the PSUs is based on the following performance adjustment factor assumptions: 127.1% for awards granted in 2019 and 100% for awards granted in 2020 and 2021 except as indicated in note (5) below.
(3)    The value of the stock options is calculated based on the difference between the closing price of the common shares of the Company on the TSX on December 31, 2021 (being CDN$ 26.32, USD$ 20.59) and the exercise price of the stock options except as indicated in note (5) below. Actual gains, if any, on exercise will depend on the value of the common shares of the Company on the date of exercise. There is no guarantee that gains will be realized.
(4)    Represents continuation of benefits, including medical, dental and other insurance benefits.
(5)    The value of PSUs, RSUs and Options provided in connection with the completion of the Arrangement has been determined based on the provisions of the Plan of Arrangement. For a description of the calculation of these values, please see “Executive Employment Contracts and Change of Control Agreements” above.
(6)    For stock options, the same amount would be payable in the event stock options are assumed in connection with a Change of Control by a company whose stock is not publicly traded on a North American stock exchange.
There would be nil incremental amounts payable to each member of senior management if his or her employment had been terminated for cause on December 31, 2021.

C.	BOARD PRACTICES
Term
The Company has ten Directors who are not executive officers of the Company. Each Director is elected for a term of one year and may be nominated for re-election at the Company’s following annual shareholders’ meeting. Robert M. Beil, a director of the Company since 2007, has advised the Company that he wishes to retire from the Board effective as of May 10, 2022. Accordingly, the Board of Directors has fixed the number of non-executive directors at nine upon Mr. Beil's retirement. The next annual shareholders’ meeting is scheduled to be held on May 11, 2022, at which time the current term of each Director will expire.
Human Resources and Compensation Committee
The Human Resources and Compensation Committee is appointed by the Board and is composed of five directors, Jane Craighead (Chair), Robert M. Beil, Robert J. Foster, Dahra Granovsky and Jorge N. Quintas, none of whom is or has been at any previous time an employee of the Company or any of its subsidiaries. Each of the Human Resources and Compensation Committee members is independent as that term is defined by the TSX and Sarbanes-Oxley Act.
Ms. Craighead graduated from McGill University with a PhD in Management and is a Chartered Accountant and Chartered Professional Accountant. Ms. Craighead has over 30 years of experience in accounting and finance. Ms. Craighead is also currently on the Board of Directors of Telesat Corporation (global satellite operators) and serves as the Chair of the Human Resources Committee and is a member of the Audit Committee. Ms. Craighead also joined the board of directors of Crombie Real Investment Trust and Wajax Corporation (an industrial products and services provider) in 2021. On each of these boards, Ms. Craighead serves as a member of the Human Resources and Audit Committees. Ms. Craighead's prior roles include Senior Vice President in Global Human Resources at Scotiabank and Global Practice Leader Rewards at Rio Tinto plc (a large UK based mining conglomerate). She also worked for many years in practice and in consulting as an Eastern Canada Business Leader at Mercer Human Resource Consulting. Previously, Ms. Craighead held full-time faculty appointments at Queen's University, Concordia University, and McGill University. Ms. Craighead was a member of the board of Clearwater Seafoods from 2015 until it was sold and taken private in January 2021. While on the board of Clearwater Seafoods, she served as the chair of the Human Resources and Development Committee and was a member of the Finance Committee. She has been a director of Jarislowsky Fraser Limited, one of Canada's leading independent investment firms, since 2018. She is Vice Chair of the Board of Regents of Mount Allison University and Co-Vice Chair of the McGill University Health Centre Foundation.
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

Ms. Granovsky graduated from University of Hartford with a Masters of Business Administration and from the University of Toronto with a Bachelor of Science. Ms. Granovsky held executive management roles as the President of Atlantic Packaging Products (an integrated corrugated packaging company) and Chem-Ecol (lubricant company). Presently Ms. Granovsky is the CEO of Beresford Accurate Folding Cartons (a folding carton packaging company). Ms. Granovsky is a Director of Hammond Power Solutions, Velan Inc., Atlantic Packaging Product Ltd. and Laticrete International Inc.
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
The Human Resources and Compensation Committee Charter is included as Exhibit 15.2 to this Form 20-F.
Audit Committee
The Audit Committee is appointed by the Board and is currently composed of four Directors, Chris Cawston (Chair), Frank Di Tomaso, Robert J. Foster, and Mary Pat Salomone. Each of the Audit Committee members is independent and financially literate as such terms are defined by Canadian Multilateral Instrument 52-110-Audit Committees.
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
Mr. Di Tomaso graduated from Concordia University with a Bachelor of Commerce in Accounting and is a Chartered Professional Accountant, a Fellow CPA and an Institute of Corporate Directors, Director (ICD.D). Mr. Di Tomaso has over 45 years of experience in accounting and auditing. Mr. Di Tomaso was a Partner and Advisory Partner from 1981 until 2012 and served as Director and Member of the Management Committee from 2000 to 2009, of Raymond Chabot Grant Thornton (a public accounting firm), and previously served as a Director and Chair of the Audit Committee at Yorbeau Resources, Inc (a gold exploration company) and ADF Group Inc. (a steel fabrication company). He has also served as a Director of National Bank Trust (asset management and trust services firm), and National Bank Life. Mr. Di Tomaso currently serves as Director and Chair of the Audit Committee of Birks Group Inc. (designer, manufacturer and retailer of jewelry, timepieces, silverware and gifts) and Canada Computational Unlimited Corp. (a bitcoin mining company), and as a Director for Laurentian Pilotage Authority (regulates operations of pilotage services on the St. Lawrence River).
For Mr. Foster’s professional experience, please see above under “Human Resources and Compensation Committee.”
Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University in Youngstown, Ohio and a Master of Business Administration from Baldwin Wallace College in Berea, Ohio. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011. Ms. Salomone is currently on the Board of Directors of TC Energy Corporation (formerly TransCanada Corporation), where she is the chairperson of the Health, Safety, Sustainability and Environment Committee as well as a member of the Governance Committee. Ms. Salomone served as a director of Herc Holdings, Inc (equipment rental company) from 2016 to 2021 including as a member of the Audit and Finance Committees. She also formerly served as a trustee of the Youngstown State University Foundation. From 2010 to 2013, Ms. Salomone was Senior Vice President & Chief Operating Officer of Babcock & Wilcox Company, with more than 23,000 employees and 30 locations worldwide. Prior to that, Ms. Salomone held several senior positions with Babcock & Wilcox Company, including Manager of Business Development and Manager of Strategic Acquisitions. From 1998 through 2007, Ms. Salomone was an officer of Marine Mechanical Company, which Babcock & Wilcox Company acquired in 2007, including serving as President and Chief Executive Officer from 2001 through 2007.
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
As of December 31, 2021, the Company had 4,007 total employees; 2,677 in the US, 652 in Canada, 126 in Portugal, 3 in the United Kingdom, 17 in the rest of Europe, 463 in India, 65 in China and Hong Kong, 1 in the rest of Asia, and 3 in Mexico. As of December 31, 2021, 755 held either sales-related, administrative, information technology or research and development positions and 3,252 were employed in operations. The Company also employs approximately 891 temporary employees, the majority of which are located in India and the US.
The table below presents details of the hourly employees that are unionized and subject to a collective bargaining agreement at the Company's manufacturing facilities:

Manufacturing facility	Hourly employees	Collective bargaining agreement expiration date
Delta, British Columbia	15	March 31, 2024
Carbondale, Illinois	105	March 4, 2026
Chicago, Illinois	81	June 6, 2022
Marysville, Michigan	130	May 3, 2024
Carlstadt, New Jersey	35	June 30, 2025
Cornwall, Ontario	66	March 5, 2022
Toronto, Ontario	50	October 31, 2024
Menasha, Wisconsin	194	July 31, 2022
Other than the strike at its Brantford, Ontario manufacturing facility in 2008, which is now closed, the Company has never experienced a work stoppage and it considers its employee relations to be satisfactory.

E.	SHARE OWNERSHIP
The following table sets out for each of the Directors and members of senior management the number of common shares of the Company owned or controlled by each, as of March 11, 2022.

Name	Number of Shares Owned	% of Shares Outstanding
Robert M. Beil	43,885	0.07%
Chris R. Cawston	11,700	0.02%
Jane Craighead	8,500	0.01%
Frank Di Tomaso	10,000	0.02%
Robert J. Foster	46,100	0.08%
Dahra Granovsky	6,929	0.01%
James Pantelidis	57,510	0.10%
Jorge N. Quintas	59,608	0.10%
Mary Pat Salomone	—	—
Melbourne F. Yull	1,734,629	2.93%
Gregory A.C. Yull	735,796	1.24%
Jeffrey Crystal	42,998	0.07%
Randi M. Booth	6,845	0.01%
Douglas Nalette	144,301	0.24%
Shawn Nelson	146,666	0.25%
Total	3,055,467	5.15%

The minimum share ownership requirement for directors who are not executive officers of the Company is to own a minimum of common shares of the Company and DSUs under the DSU Plan, collectively, equivalent to five times the annual board member retainer fee within five years of joining the Board of Directors. Once a director has satisfied the minimum share ownership requirement, he or she will continue to satisfy the minimum requirement notwithstanding a subsequent decrease in the market value of the Company's common shares or DSUs. As of March 11, 2022, all directors who are not executive officers of the Company are in compliance with the minimum share ownership requirement.
The Company has the following minimum share ownership requirements that apply to the CEO, CFO, Randi Booth, Douglas Nalette and Shawn Nelson:

Executive	Share Ownership Requirement as a multiple of base salary
CEO	5x
CFO and others listed above	2x
Executives have five years to meet their share ownership requirement, which may be met through ownership of common shares of the Company, outstanding RSUs and outstanding PSUs at threshold performance levels (50% of Target Shares), collectively. Once an executive has satisfied the minimum share ownership requirement, he or she will continue to satisfy the minimum requirement notwithstanding a subsequent decrease in the value of the Company's common shares, RSUs and PSUs. The HRCC annually reviews each senior management's compliance with the minimum share ownership requirements and reviews the required ownership levels every three years. As of March 11, 2022, all members of senior management are in compliance with the minimum share ownership requirement.
The common shares held by the Directors and senior management do not have different voting rights from those held by the other shareholders of the Company.

As of March 11, 2022, there were no outstanding option-based awards held by non-management Directors. The following table sets forth all vested and unvested outstanding options granted to the Company’s senior management through March 11, 2022:

Name	Number of options outstanding	Stock option exercise price (CDN$)	Expiration date of options
Gregory A.C. Yull	140,000	12.55	3/17/2024
	117,194	21.76	3/13/2028
	176,395	17.54	3/28/2029
	776,993	7.94	3/25/2030
	109,943	29.34	3/18/2031
Jeffrey Crystal	31,431	21.76	3/13/2023
	47,818	17.54	3/28/2024
	181,060	7.94	3/25/2025
	28,438	29.34	3/18/2026
Randi M. Booth	14,791	21.76	3/13/2023
	25,316	17.54	3/28/2024
	95,855	7.94	3/25/2025
	22,451	29.34	3/18/2026
Douglas Nalette	8,439	17.54	3/28/2024
	63,903	7.94	3/25/2025
	17,961	29.34	3/18/2026
Shawn Nelson	16,640	21.76	3/13/2023
	25,316	17.54	3/28/2024
	95,855	7.94	3/25/2025
	17,961	29.34	3/18/2026
Item 7:Major Shareholders and Related Party Transactions

A.	MAJOR SHAREHOLDERS
As of March 11, 2022, to the knowledge of the Company, there were no shareholders who beneficially own, or exercise control or direction over, more than 5% of the issued and outstanding common shares of the Company.
As of December 31, 2021, the number of record holders is estimated to be as follows: 25,924 in Canada, 942 in the US and 394 elsewhere. Of the 59,284,947 common shares issued and outstanding on December 31, 2021, such record holders are estimated to hold 25,539,312 (43.08%) shares in Canada, 24,208,903 (40.83%) shares in the US, and 9,536,732 (16.09%) shares elsewhere.
The Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any natural or legal person. There are no arrangements known to the Company that could result at a subsequent date in a change of control of the Company.

B.	RELATED PARTY TRANSACTIONS
To the knowledge of the Company, for the period from the beginning of 2021, none of its directors or officers or any person who beneficially owns or exercises control or direction over shares carrying more than ten percent of the voting rights attached to the Company’s shares, any associate or affiliate of any such person, or any close member of any such person’s family, has any material interest in any transaction since the beginning of the last completed financial year or in any proposed transactions that has materially affected or will materially affect the Company or any of its affiliates.

C.	INTERESTS OF EXPERTS AND COUNSEL
Not Applicable.
Item 8:Financial Information

The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards.

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
The Consolidated Financial Statements of the Company for the years ended December 31, 2021, 2020, and 2019 include the following:

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

•Consolidated Changes in Equity

•Consolidated Cash Flows

•Consolidated Balance Sheets

•Notes to Consolidated Financial Statements

Legal or Arbitration Proceedings
The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually, or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole as of December 31, 2021.
Dividends
The Board of Directors of the Company adopted a Dividend Policy on August 14, 2012 providing for semi-annual dividend payments. On August 14, 2013, the Board of Directors modified the Company’s dividend policy to provide for quarterly dividend payments.
The following table sets forth the changes in the amount of the annualized dividend in the Company's Dividend Policy:

Date Approved by Board of Directors	Annualized Dividend Per Share Before Modifications	Annualized Dividend Per Share After Modification	Change in Annualized Dividend Per Share
July 7, 2014	USD$ 0.32	USD$ 0.48	50%
August 12, 2015	USD$ 0.48	USD$ 0.52	8.3%
August 10, 2016	USD$ 0.52	USD$ 0.56	7.7%
August 7, 2019	USD$ 0.56	USD$ 0.59	5.4%
November 11, 2020	USD$ 0.59	USD$ 0.63	6.8%
August 10, 2021	USD$ 0.63	USD$ 0.68	7.9%
So long as the payments do not result in a violation of the Company’s covenants with its lenders, and subject to the provisions of the Canada Business Corporations Act relating to the declaration and payment of dividends, there are no other legal or contractual restrictions that would prevent the Company from paying dividends.
The following table sets forth the dividends paid for each of the years in the three-year period ended December 31, 2021:

Date Declared	Record Date	Date Paid	Amount per Share
March 12, 2019	March 22, 2019	March 29, 2019	USD$ 0.14
May 8, 2019	June 14, 2019	June 28, 2019	USD$ 0.14
August 7, 2019	September 16, 2019	September 30, 2019	USD$ 0.1475
November 8, 2019	December 16, 2019	December 30, 2019	USD$ 0.1475
March 12, 2020	March 23, 2020	March 31, 2020	USD$ 0.1475
May 12, 2020	June 15, 2020	June 30, 2020	USD$ 0.1475
August 12, 2020	September 15, 2020	September 30, 2020	USD$ 0.1475
November 11, 2020	December 16, 2020	December 31, 2020	USD$ 0.1575
March 11, 2021	March 22, 2021	March 31, 2021	USD$ 0.1575
May 11, 2021	June 16, 2021	June 30, 2021	USD$ 0.1575
August 10, 2021	September 16, 2021	September 30, 2021	USD$ 0.17
November 11, 2021	December 17, 2021	December 31, 2021	USD$ 0.17

The Company has determined it is appropriate to declare its dividend in US dollars because most of its cash flows are in US dollars. The Company has paid no other dividend in the past three years other than as set forth above. For details regarding the Company’s covenants with its lenders please refer to the 2021 Credit Facility Agreement, as amended, filed as Exhibit 4.8 and the 2021 Senior Unsecured Notes indenture, filed as Exhibit 2.4 to this Form 20-F.

B.	SIGNIFICANT CHANGES
On January 13, 2022, the Company acquired substantially all of the operating assets of Syfan Manufacturing, Inc. ("Syfan USA") for $18.0 million, subject to post-closing adjustments. Syfan USA manufactures polyolefin shrink film products at a facility in Everetts, North Carolina and serves customers in a variety of end use applications. The acquisition of Syfan USA is expected to expand the Company's existing shrink film production capacity in North America, allowing the Company to better service the growing demand of its customer base. The Company funded the acquisition with funds available under the Company's 2021 Credit Facility.

On March 7, 2022, the Company entered into the Arrangement Agreement to be acquired by the Purchaser. Under the terms of the Arrangement Agreement, the Purchaser agreed to acquire all of the outstanding shares of the Company for CDN$40.50 per share in an all-cash transaction valued at approximately US$2.6 billion, including net debt. Upon completion of the Acquisition, all the shares of the Company will be held by the Purchaser, and the Purchaser intends to cause the Company to have its shares delisted from the TSX. The Acquisition, which will be effected pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act, is expected to close in the third quarter of 2022. The Acquisition is not subject to a financing condition but is subject to customary closing conditions, including receipt of shareholder, regulatory and court approvals. For a copy of the Arrangement Agreement, see Exhibit 4.9 to this Form 20-F.
Item 9:The Offer and Listing

A.	OFFER AND LISTING DETAILS
The Company sells its shares in Canada on the TSX under the trading symbol “ITP” and in the US on the OTC Pink Marketplace under the trading symbol “ITPOF”.

The Company has authorized an unlimited number of voting common shares without par value. The Company also has authorized an unlimited number of non-voting Class A preferred shares issuable in a series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series of Class A preferred shares. As of December 31, 2021, there were 59,284,947 issued and outstanding common shares and no issued and outstanding preferred shares of the Company. Upon completion of the Acquisition, all the shares of the Company will be held by the Purchaser, and the Purchaser intends to cause the Company to have its shares delisted from the TSX.

B.	PLAN OF DISTRIBUTION
Not Applicable.

C.	MARKETS
The Company sells its shares in Canada on the TSX under the trading symbol “ITP” and in the US on the OTC Pink Marketplace under the trading symbol “ITPOF”. Upon completion of the Acquisition, all the shares of the Company will be held by the Purchaser, and the Purchaser intends to cause the Company to have its shares delisted from the TSX.

D.	SELLING SHAREHOLDERS
Not Applicable.
.

E.	DILUTION
Not Applicable.

F.	EXPENSES OF THE ISSUE
Not Applicable.

Item 10:Additional Information

A.	SHARE CAPITAL
Not Applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION
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
The following is a description of the material contracts the Company was a party to during the last two fiscal years ended December 31, 2021, regardless of when they were initially entered into by the Company, either directly or through one of its subsidiaries, and that are not in the ordinary course of the Company’s business:

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

•a 2018 Credit Facility Agreement dated June 14, 2018 with a syndicated lending group, led by Bank of America, N.A., as Administrative Agent and since amended on July 17, 2019. This 2018 Revolving Credit Facility was amended and extended on June 14, 2021 as part of entering into the 2021 Credit Facility, discussed below. For a copy of the 2018 Revolving Credit Facility Agreement, see Exhibit 4.6 to this Form 20-F.

•a 2021 Credit Facility Agreement dated and June 14, 2021 with a syndicated lending group, led by Bank of America, N.A., as Administrative Agent and BofA Securities, Inc., BMO Capital Markets Corp., JPMorgan Chase Bank, N.A., The Toronto-Dominion Bank, and Capital One, National Association, as Joint Lead Arrangers and Joint Bookrunners. The 2021 Credit Facility amends and extends the Company’s 2018 Credit Facility Agreement facility that was due to mature in June 2023. For a copy of the 2021 Revolving Credit Facility Agreement, see Exhibit 4.8 to this Form 20-F.

•the 2018 Senior Unsecured Notes issued under the indenture dated October 15, 2018. On October 15, 2018, the Company completed its offering of $250.0 million 7.00% senior unsecured notes due in 2026 (the "Senior Unsecured Notes"). The offering of the Senior Unsecured Notes was effected by way of private placement sales in the United States and Canada pursuant to exemptions from the Securities Act of 1933 registration and prospectus requirements. The Senior Unsecured Notes bear interest at a rate of 7.00% per annum, payable semi-annually in cash in arrears on April 15 and October 15 of each year, beginning on April 15, 2019. On June 16, 2021, the Company's 2018 Senior Unsecured Notes were repaid in full, resulting in satisfaction and discharge of the obligation. For a copy of the Senior Unsecured Notes indenture, see Exhibit 2.3 to this Form 20-F.
•the 2021 Senior Unsecured Notes issued under the indenture dated June 8, 2021. The Company completed its offering of $400.0 million 4.375% senior unsecured notes due in 2029 (the "2021 Senior Unsecured Notes"). The offering of the Senior Unsecured Notes was effected by way of private placement sales in the United States and Canada pursuant to exemptions from the Securities Act of 1933 registration and prospectus requirements. The Senior Unsecured Notes bear interest at a rate of 4.375% per annum, payable semi-annually in cash in arrears on June 15 and December 15 of each year, beginning on December 15, 2021. The Senior Unsecured Notes mature on October 15, 2029. On or after June 15, 2024, the Company may redeem the 2021 Senior Unsecured Notes at its option, in whole or in part, on certain redemption dates and at certain redemption prices specified in the indenture, plus any accrued and unpaid interest. In addition, prior to June 15, 2024, the Company may redeem the 2021 Senior Unsecured Notes at its option, in whole or in part, from time to time, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus an applicable premium specified in the indenture, plus any accrued and unpaid interest. If the Company experiences a change of control, it may be required to offer to repurchase the 2021 Senior Unsecured Notes at a purchase price equal to 101% of their aggregate principal amount plus any accrued and unpaid interest up to, but excluding, the date of such repurchase. The indenture contains customary covenants that, among other things, limit the Company's ability to incur additional debt; pay dividends, redeem stock or make other distributions; enter into certain types of transactions with affiliates; incur liens on assets; make certain restricted payments and investments; engage in certain asset sales, including sale and leaseback transactions; agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Company; and merge, consolidate, transfer or dispose of substantially all assets. Certain of these covenants will be suspended if the 2021 Senior Unsecured Notes are assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services, Inc. For a copy of the 2021 Senior Unsecured Notes indenture, see Exhibit 2.4 to this Form 20-F.

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

•the 2019 Shareholders Rights Plan dated June 6, 2019 with AST Trust Company (Canada) (formerly CST Trust Company). On June 6, 2019, the shareholders approved a resolution to ratify the continued existence of a Shareholders Rights Plan between the Company and AST Trust Company (Canada) (formerly CST Trust Company), as rights agent. At the Annual Meeting of Shareholders of the Company on May 11, 2022, the shareholders will be asked to consider and if deemed advisable to adopt a resolution to approve the continuation of the 2019 Shareholders Rights Plan. The 2019 Shareholders Rights Plan has the same terms as the 2015 Shareholders Rights Plan, including those discussed above, except AST Trust Company (Canada) (formerly CST Trust) is the rights agent and the Record Time is June 6, 2019. For a copy of the 2019 Shareholders Rights Plan, see Exhibit 2.2 to this Form 20-F.

•the Arrangement Agreement by and between Intertape Polymer Group Inc. and the Purchaser, an affiliate of Clearlake Capital Group, L.P. On March 7, 2022, the Company entered into an Arrangement Agreement to be acquired by the Purchaser. Under the terms of the Arrangement Agreement, the Purchaser agreed to acquire all of the outstanding shares of the Company for CDN$40.50 per share in an all-cash transaction valued at approximately US$2.6 billion, including net debt. Upon completion of the Acquisition, all the shares of the Company will be held by the Purchaser, and the Purchaser intends to cause the Company to have its shares delisted from the TSX. The Acquisition, which will be effected pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act, is expected to close in the third quarter of 2022. The Acquisition is not subject to a financing condition but is subject to customary closing conditions, including receipt of shareholder, regulatory and court approvals. For a copy of the Arrangement Agreement, see Exhibit 4.9 to this Form 20-F.

•the Voting Agreements by and between the Purchaser and each of the Company’s directors, being Chris Cawston, Dahra Granovsky, Frank Di Tomaso, Gregory Yull, James Pantelidis, Jane Craighead, Jorge Quintas, Mary Pat Salomone, Melbourne Yull, Robert Beil, and Robert Foster, who collectively own or exercise control or direction over approximately 4.6% of the shares of the Company, dated March 7, 2022. Under the terms of the Voting Agreements, each of the foregoing directors agreed, among other things, (i) vote their shares in favour of the

Acquisition at the Company’s meeting of shareholders, (ii) support the completion of the Acquisition, (iii) vote against against any proposed action or agreement which could reasonably be expected to adversely affect, materially delay or interfere with the completion of the Acquisition, and (iv) vote their shares against any resolution or transaction which would in any manner, frustrate, prevent, delay or nullify the Acquisition or any of the other transactions contemplated by the Arrangement Agreement. For a copy of the form of Voting Agreement, see Exhibit 4.10 to this Form 20-F.

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
Except as provided in the Investment Canada Act (Canada) and the Competition Act (Canada), which have provisions that may potentially restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote the Company’s common shares under the laws of Canada or in its charter documents. The following summarizes the principal features of the Investment Canada Act and the Competition Act for non-Canadian residents proposing to acquire the Company’s common shares.
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
US Holders
As used herein, a “US Holder” means a holder of common shares of the Company who is a citizen or individual resident of the US, a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organized in or under the laws of the US or of any political subdivision thereof, an estate the income of which is taxable in the US irrespective of source, or a trust if a court within the US is able to exercise primary supervision over its administration and one or more U.S. persons (within the meaning of the Code) have authority to control all substantial decisions of the trust or that has a valid election in effect under applicable US Treasury regulations to be treated as a US person.
If a partnership or other pass-through entity is a beneficial owner of common shares of the Company, the tax treatment of a partner or other owner will generally depend upon the status of the partner (or other owner) and the activities of the entity. A US Holder that is a partner (or other owner) of a pass-through entity that owns common shares of the Company is urged to consult its own tax advisor regarding the ownership and disposition of common shares of the Company.
This summary does not address the tax consequences to, and US Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the US dollar, shareholders who hold common shares as part of a straddle, hedging or a conversion transaction, persons that actually or constructively own 10 percent or more of the Company by vote or value, shareholders subject to the alternative minimum, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to US Holders who own common shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. US Holders that are subject to special provisions under the Code, including US Holders described above, should consult their own tax advisor regarding the US federal income, estate and gift, US state and local, and non-US tax consequences that may be applicable to them.
Distribution on Common Shares of the Company
Subject to the PFIC rules discussed below, US Holders receiving dividend distributions (including constructive dividends) with respect to common shares of the Company are required to include in gross income for US federal income tax purposes the gross amount of such distributions equal to the US dollar value of such dividends on the date of receipt (based on the exchange rate on such date) to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder’s federal income tax liability or, alternatively, may be deducted in computing the US Holder’s federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below). Dividends received by non-corporate US investors may be subject to US federal income tax at preferential tax rates if certain conditions are met. Dividends received by non-corporate US Holders with respect to the common shares of the Company are expected to be eligible for these preferential tax rates. US Holders should consult their own tax advisors regarding the eligibility of such dividends for a reduced rate of tax. To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder’s adjusted basis in the common shares and thereafter as gain from the sale or exchange of the common shares. Preferential tax rates for long-term capital gains are applicable to a US Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US Holder which is a corporation. Section 1411 of the Code imposes a 3.8% Medicare surtax on net investment income of certain individuals, estates and trusts. In general, income with respect to Company distributions will be considered investment income for purposes of the surtax.
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
Disposition of Common Shares of the Company
Subject to the PFIC rules discussed below, a US Holder will recognize gain or loss upon the sale of common shares of the Company equal to the difference, if any, between: (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder’s tax basis in the common shares of the Company. This gain or loss will be capital gain or loss if the common shares are a capital asset in the hands of the US Holder, which will be long-term capital gain or loss if the common shares of the Company are held for more than one year. Preferential tax rates apply to long-term capital gains of US Holders who are individuals, estates or trusts. Section 1411 of the Internal Revenue Code imposes a 3.8% Medicare surtax on net investment income of certain individuals, estates and trusts. In general, capital gain or loss recognized upon the sale of common shares of the Company will be considered investment income for purposes of the surtax.
Passive Foreign Investment Company
Certain US income tax legislation contains rules governing “passive foreign investment companies” (“PFIC”) which can have significant tax effects on US Holders of foreign corporations. These rules do not apply to non-US Holders.
Section 1297 of the Code defines a PFIC as a corporation that is not formed in the US and, for any taxable year, either (i) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company is a controlled foreign corporation or makes an election, adjusted tax basis) of its assets that produce or are held for the production of “passive income” is 50% or more. The Company does not believe that it is a PFIC. If the Company is determined to be a PFIC, US Holders could be subject to additional US federal income taxes on gain recognized with respect to the common shares and on certain distributions. In addition, an interest charge may apply to the portion of the US federal income tax liability on such gains or distributions treated under the PFIC rules as having been deferred by the US Holder. Moreover, dividends that a non-corporate US Holder receives from the Company will not be eligible for the reduced US federal income tax rates on dividends described above if the Company is a PFIC in the taxable year of the dividend or the preceding taxable year. Each US Holder of the Company is urged to consult a tax advisor with respect to how the PFIC rules affect their tax situation, whether any election may be available to mitigate the adverse tax consequences that may apply under the PFIC rules described above, and whether any related reporting is required.
Information Reporting and Backup Withholding

In general, dividends paid to a US Holder in respect of the common shares of the Company and the proceeds received by a US Holder from the sale, exchange or other disposition of the common shares of the Company may be subject to information reporting to the IRS and possible US backup withholding. Backup withholding will not apply, however, to a US Holder that furnishes a correct taxpayer identification number and makes any other required certification or that is otherwise exempt from backup withholding. US Holders that are required to establish their exempt status must provide such certification on IRS Form W-9. US Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a US Holder's US federal income tax liability, and such US Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and timely furnishing any required information.
US return disclosure obligations (and related penalties for failure to disclose) apply to certain US individuals who hold specified foreign financial assets if the total value of all such assets is more than $50,000 on the last day of the tax year or more than $75,000 at any time during the tax year. The definition of specified foreign financial assets may include common shares of the Company. US Holders are urged to consult their own tax advisors regarding the application of these disclosure obligations.

F.	DIVIDENDS AND PAYING AGENTS
Not Applicable.

G.	STATEMENT BY EXPERTS
Not Applicable.

H.	DOCUMENTS ON DISPLAY
The documents referred to in this Form 20-F may be viewed at the Company’s office located at 100 Paramount Drive, Suite 300, Sarasota, Florida 34232.

I.	SUBSIDIARY INFORMATION
Not Applicable.

Item 11:	Quantitative and Qualitative Disclosures About Market Risk
Information for this Item is set forth in Note 24 to the 2021 audited consolidated financial statements under Item 18.

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
(a)    Disclosure Controls and Procedures. the Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)) designed to ensure not only that information required to be disclosed in its reports filed under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, but also that information required to be disclosed by the Company is accumulated and communicated to management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The CEO and CFO of the Company conducted an evaluation of the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2021. They concluded based on such evaluation that the Company’s disclosure controls and procedures were effective.
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
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 based on the criteria established in the “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021 based on those criteria.
The Company’s internal control over financial reporting as of December 31, 2021 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.
(c)    Attestation Report of Raymond Chabot Grant Thornton LLP. The Company’s independent auditors, Raymond Chabot Grant Thornton LLP, audited the annual consolidated financial statements included in this annual report and audited the Company’s internal control over financial reporting as of December 31, 2021 and included in the consolidated financial statements referenced in Item 18 of this Form 20-F its report on the Company’s internal control over financial reporting.
(d)    Changes in Internal Control Over Financial Reporting. There have been no changes in the Company’s internal control over financial reporting that occurred during 2021 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16:[RESERVED]

Item 16A:	Audit Committee Financial Expert
The Board of Directors of the Company has determined that it has at least two audit committee financial experts serving on its audit committee. Mr. Chris R. Cawston, having over 18 years of experience in accounting and finance, and Mr. Frank Di Tomaso, having over 45 years of experience in accounting and auditing, and having the attributes set forth in Paragraph 16A(b) of the General Instructions to Form 20-F, have been determined to be audit committee financial experts. Further, Mr. Cawston and Mr. Di Tomaso are “independent” as that term is defined by the TSX and Sarbanes-Oxley Act.

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
The following table sets forth the fees billed (in Canadian dollars) for professional services rendered by Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, the Company’s independent auditors, for the fiscal years ended December 31, 2021 and 2020:

	2021	2020
	$CDN	$CDN
Audit Fees	1,156,000	993,500
Audit-Related Fees	153,909	125,325
Tax Fees	51,970	45,893
Total Fees	1,361,879	1,164,718
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
(b) Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated interim unaudited financial statements and are not reported under the caption “Audit Fees” above. These services included consultations concerning financial accounting and reporting standards, as well as services related to business acquisitions and the 2021 Senior Unsecured Notes.
(c) Tax Fees. Tax fees were for the preparation of the Canadian subsidiaries’ income tax returns and assistance with questions in 2021 and 2020.
(d) All Other Fees. The Company paid no other fees for services provided other than audit fees, audit-related fees and tax fees in 2020 and 2021 as described above.
(e) The Audit Committee charter provides for the required pre-approvals of services to be rendered by the external auditors. The pre-approval process takes place annually and is presented by the Company’s internal accountants and the external auditors for planned activity including audit, tax and non-audit services and includes reasonable detail with respect to the services covered. The pre-approval of all non-audit services allows the Audit Committee to consider the effect of such services on the independence of the external auditor. Any such services that may arise in addition to the pre-approved plan must be presented separately to the Audit Committee for pre-approval. The charter states that this responsibility cannot be delegated to management of the Company in any way whatsoever. All fees presented in the table above were pre-approved in compliance with the Audit Committee policy.

Item 16D:	Exemptions from the Listing Standards for Audit Committee
Not Applicable.

Item 16E:	Purchase of Equity Securities by the Issuer and Affiliated Purchasers
    On July 23, 2021, the Company renewed its NCIB, under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2022. As of December 31, 2021, and March 11, 2022, 4,000,000 shares remained available for repurchase under the NCIB. In light of the Acquisition, the Company will not be repurchasing shares under the NCIB. The Company's previous NCIB, which allowed repurchases for cancellation up to 4,000,000 common shares, expired on July 22, 2021. During the year ended December 31, 2021, the Company did not purchase any of its issued and outstanding common shares pursuant to any repurchase program or otherwise.

Item 16F:	Change in Registrant’s Certifying Accountant
Not Applicable.

Item 16G:	Corporate Governance
Not Applicable.

Item 16H:	Mine Safety Disclosure
Not Applicable.
Item 16I:    Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
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

•Consolidated Financial Statements for the years ended December 31, 2021, 2020 and 2019

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

2.3	Indenture, dated as of October 15, 2018, filed under 6-K on October 15, 2018, Film No. 181122845.

2.4	Indenture, dated as of June 8, 2021, filed under 6-K on June 8, 2021, Film No. 211002481.

4.1	Description of Company's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 filed under 20-F on March 25, 2020, Film No. 20739967.

4.2
Amended Executive Stock Option Plan incorporated herein by reference to S-8 filed November 7, 2012, File No. 333-184797. Executive Stock Option Plan (as amended and consolidated to June 11, 2014) filed under 6-K on June 18, 2014, Film No. 14928713.

4.3	Stock Appreciation Rights Plan, as amended, filed under 20-F on March 31, 2016, Film No. 161541654.

4.4	Amended and Restated Deferred Share Unit Plan, filed under 20-F on March 26, 2021, Film No. 21774767.

4.5	Amended and Restated Performance and Restricted Share Unit Plan, filed under 20-F on March 25, 2020, Film No. 20739967.

4.6	Credit Agreement filed under 6-K on June 19, 2018, Film No. 18906246. Amendment No. 1 to Credit Agreement and Limited Consent filed under 6-K on July 25, 2019, Film No. 19972669.

4.7	2019 Executive Stock Option Plan, filed under 20-F on March 28, 2019, Film No. 19709932.

4.8	Amendment No. 2 to Credit Agreement filed under 6-K on June 14, 2021, Film No. 211015583.

4.9
Arrangement Agreement by and between Intertape Polymer Group Inc. and 1351693 B.C. Ltd., an affiliate of Clearlake Capital Group, L.P., dated March 7, 2022, filed under 6-K on March 10, 2022, Film No. 22726931.

4.10	Form of Voting Agreement with 1351693 B.C. Ltd., dated March 7, 2022, filed under 6-K on March 10, 2022, Film No. 22726931.
8.1	A list of all of the Company’s significant subsidiaries is set forth in Item 4C of this Form 20-F.

10.1	During 2020, the Company was not required to send its directors and executive officers notices pursuant to Rule 104 of Regulation BTR concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR. The Company’s blackout periods are regularly scheduled and a description of such periods, including their frequency and duration and plan transactions to be suspended or affected are included in the documents under which the Company’s plans operate and is disclosed to employees before enrollment or within thirty (30) days thereafter.

12.1	Certification of the Chief Executive Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

12.2	Certification of the Chief Financial Officer required by Rule 13a-14(a) (17 CFR 240.13a-14(a) or Rule 15d-14(a) (17 CFR 240.15d-14(a)).

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

15.1	Consent of Independent Registered Public Accounting Firm.

15.2	Human Resources and Compensation Committee Charter, as amended.

15.3	Audit Committee Charter, as amended filed under 20-F on March 25, 2020, Film No. 20739967.

15.4	Nominating Committee Charter, as amended filed under 20-F on March 26, 2021, Film No. 21774767.

15.5	Executive Committee Charter, as amended, filed under 20-F on March 25, 2020, Film No. 20739967.

15.6	Human Rights Policy Statement, as amended, filed under 20-F on March 25, 2020, Film No. 20739967.

15.7	Environmental, Social & Governance Committee Charter filed under 20-F on March 26, 2021, Film No. 21774767.

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

                                Intertape Polymer Group Inc.

                                By: /s/ Gregory A.C. Yull
                                    Gregory A.C. Yull, Chief Executive Officer

Dated March 31, 2022

Intertape Polymer Group Inc.
Consolidated Financial Statements
December 31, 2021, 2020 and 2019

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
The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on May 12, 2021 to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Its reports indicating the scope of its audits and its opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 10, 2022

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
Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2021 based on the criteria established in the “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2021 based on those criteria.
The Company’s internal control over financial reporting as of December 31, 2021 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in its report which follows.
/s/ Gregory A.C. Yull
Gregory A.C. Yull
President and Chief Executive Officer
/s/ Jeffrey Crystal
Jeffrey Crystal
Chief Financial Officer
Sarasota, Florida and Montreal, Quebec
March 10, 2022

Report of Independent Registered
Public Accounting Firm

To the Shareholders and Directors of
Intertape Polymer Group Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Intertape Polymer Group Inc. (the "Company") as of December 31, 2021 and 2020, the related consolidated statements of earnings, comprehensive income, changes in equity and cash flows, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2022 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

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

The Company exercises significant judgment in determining the recoverability of the carrying values split by cash-generating units (CGUs), which the Company has identified as the tapes, films and protective packaging CGU, the engineered coated products CGU, the Nortech CGU and another CGU. In assessing the recoverability, the Company compares the carrying value to the recoverable amount based on the value in use, which is based on discounted cash flows for each CGU, which includes significant management judgment, including projected cash flows, growth rate and discount rate. We identified evaluation of the recoverability of the carrying values of goodwill and indefinite-lived intangible assets as a critical audit matter.

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

Raymond Chabot Grant Thornton LLP

Montréal, Canada
March 10, 2022

Report of Independent Registered
Public Accounting Firm on Internal
Control over Financial Reporting

To the Shareholders and Directors of
Intertape Polymer Group Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Intertape Polymer Group Inc. (the "Company") as of December 31, 2021, based on criteria established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in the 2013 Internal Control-Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements of the Company as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 and our report dated March 10, 2022 expressed an unqualified opinion on those consolidated financial statements.

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

Raymond Chabot Grant Thornton LLP
Montréal, Canada
March 10, 2022

Intertape Polymer Group Inc.
Consolidated Earnings
Years ended December 31, 2021, 2020 and 2019
(In thousands of US dollars, except per share amounts)

	2021	2020	2019
	$	$	$
Revenue (Note 21)	1,531,469	1,213,028	1,158,519
Cost of sales	1,191,495	924,244	911,644
Gross profit	339,974	288,784	246,875
Selling, general and administrative expenses	177,139	157,486	136,674
Research expenses	11,882	11,196	12,527
	189,021	168,682	149,201
Operating profit before manufacturing facility closures, restructuring and other related charges	150,953	120,102	97,674
Manufacturing facility closures, restructuring and other related charges (Note 4)	—	4,328	5,136
Operating profit	150,953	115,774	92,538
Finance costs (income) (Note 3)
Interest	27,676	29,436	31,690
Other expense (income), net	29,208	(6,238)	3,314
	56,884	23,198	35,004
Earnings before income tax expense	94,069	92,576	57,534
Income tax expense (benefit) (Note 5)
Current	22,113	25,595	17,195
Deferred	1,951	(6,474)	(885)
	24,064	19,121	16,310
Net earnings	70,005	73,455	41,224

Net earnings attributable to:
Company shareholders	67,813	72,670	41,216
Non-controlling interests	2,192	785	8
	70,005	73,455	41,224

Earnings per share attributable to Company shareholders (Note 6)
Basic	1.15	1.23	0.70
Diluted	1.12	1.22	0.70
The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.
Consolidated Comprehensive Income
Years ended December 31, 2021, 2020 and 2019
(In thousands of US dollars)

	2021	2020	2019
	$	$	$
Net earnings	70,005	73,455	41,224
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)	1,806	(2,027)	(3,057)
Reclassification adjustments for amounts recognized in earnings related to interest rate swap agreements (Note 24)	—	—	(503)
Change in cumulative translation adjustments (2)	5,212	(3,028)	(7,798)
Net (loss) gain arising from hedge of a net investment in foreign operations (3) (Note 24)	(11,012)	5,724	10,235
Items that will be reclassified subsequently to net earnings	(3,994)	669	(1,123)
Remeasurement of defined benefit liability (4) (Note 20)	3,939	(480)	589
Items that will not be reclassified subsequently to net earnings	3,939	(480)	589
Other comprehensive (loss) income	(55)	189	(534)
Comprehensive income for the year	69,950	73,644	40,690
Comprehensive income (loss) for the year attributable to:
Company shareholders	67,889	73,006	40,783
Non-controlling interests	2,061	638	(93)
	69,950	73,644	40,690

(1)Presented net of deferred income tax expense (benefit) of $577 in 2021, ($658) in 2020 and ($359) in 2019.
(2)Presented net of deferred income tax expense of $281 in 2020 (nil in 2021 and 2019).
(3)Presented net of deferred income tax expense of $1,589 in 2021, $764 in 2020 and $45 in 2019.
(4)Presented net of deferred income tax expense (benefit) of $1,366 in 2021, ($216) in 2020, and $173 in 2019.
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

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2020
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2019	59,009,685	354,559	16,782	(21,632)	(1,070)	(22,702)	(87,899)	260,740	11,488	272,228
Transactions with owners
Exercise of stock options (Note 18)	17,362	271						271		271
Change in excess tax benefit on outstanding share-based awards (Note 5)			5,306					5,306		5,306
Share-based compensation (Note 18)			738					738		738
Share-based compensation expense credited to capital on options exercised (Note 18)		50	(50)					—		—
Dividends on common shares (Note 18)							(35,405)	(35,405)		(35,405)
	17,362	321	5,994				(35,405)	(29,090)		(29,090)
Net earnings							72,670	72,670	785	73,455
Other comprehensive income (loss)
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)					(2,027)	(2,027)		(2,027)		(2,027)
Remeasurement of defined benefit liability (2) (Note 20)							(480)	(480)		(480)
Change in cumulative translation adjustments (3)				(2,881)		(2,881)		(2,881)	(147)	(3,028)
Net gain arising from hedge of a net investment in foreign operations (4) (Note 24)				5,724		5,724		5,724		5,724
				2,843	(2,027)	816	(480)	336	(147)	189
Comprehensive income (loss) for the year				2,843	(2,027)	816	72,190	73,006	638	73,644
Dividend paid to non-controlling interest in GPCP Inc.									(100)	(100)
Balance as of December 31, 2020	59,027,047	354,880	22,776	(18,789)	(3,097)	(21,886)	(51,114)	304,656	12,026	316,682

(1)Presented net of deferred income tax benefit of $658.
(2)Presented net of deferred income tax benefit of $216.
(3)Presented net of deferred income tax expense of $281.
(4)Presented net of deferred income tax expense of $764.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Changes in Equity
Year ended December 31, 2021
(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total equity attributable to Company shareholders	Non- controlling interests	Total equity
		$	$	$	$	$	$	$	$	$
Balance as of December 31, 2020	59,027,047	354,880	22,776	(18,789)	(3,097)	(21,886)	(51,114)	304,656	12,026	316,682
Transactions with owners
Exercise of stock options (Note 18)	257,900	2,664						2,664		2,664
Change in excess tax benefit on exercised share-based awards (Note 5)		672	(672)					—		—
Change in excess tax benefit on outstanding share-based awards (Note 5)			824					824		824
Share-based compensation (Note 18)			879					879		879
Share-based compensation expense credited to capital on options exercised (Note 18)		737	(737)					—		—
Dividends on common shares (Note 18)							(38,751)	(38,751)		(38,751)
	257,900	4,073	294				(38,751)	(34,384)		(34,384)
Net earnings							67,813	67,813	2,192	70,005
Other comprehensive (loss) income
Change in fair value of interest rate swap agreements designated as cash flow hedges (1) (Note 24)					1,806	1,806		1,806		1,806
Remeasurement of defined benefit liability (2) (Note 20)							3,939	3,939		3,939
Change in cumulative translation adjustments				5,343		5,343		5,343	(131)	5,212
Net loss from hedge of a net investment in foreign operations (3) (Note 24)				(11,012)		(11,012)		(11,012)		(11,012)
				(5,669)	1,806	(3,863)	3,939	76	(131)	(55)
Comprehensive (loss) income for the year				(5,669)	1,806	(3,863)	71,752	67,889	2,061	69,950
Balance as of December 31, 2021	59,284,947	358,953	23,070	(24,458)	(1,291)	(25,749)	(18,113)	338,161	14,087	352,248

(1)Presented net of deferred income tax expense of $577.
(2)Presented net of deferred income tax expense of $1,366.
(3)Presented net of deferred income tax expense of $1,589.
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Cash Flows
Years ended December 31, 2021, 2020 and 2019
(In thousands of US dollars)

	2021	2020	2019
	$	$	$
OPERATING ACTIVITIES
Net earnings	70,005	73,455	41,224
Adjustments to net earnings
Depreciation and amortization	65,547	63,840	61,415
Income tax expense	24,064	19,121	16,310
Interest expense	27,676	29,436	31,690
Early redemption premium and other costs (Note 14)	14,412	—	—
Non-cash charges in connection with manufacturing facility closures, restructuring and other related charges (Note 4)	—	596	799
Impairment of inventories (Note 7)	5,240	1,179	2,877
Share-based compensation expense (Note 18)	21,655	22,879	501
Pension and other post-retirement expense related to defined benefit plans	1,944	2,057	2,073
Contingent consideration liability fair value adjustment (Note 24)	—	(11,005)	—
Valuation adjustment to non-controlling interest put options (Note 24)	12,007	2,470	3,339
(Gain) loss on foreign exchange	(48)	38	(790)
Other adjustments for non-cash items	573	868	1,484
Income taxes paid, net	(25,846)	(24,610)	(11,995)
Contributions to defined benefit plans	(1,178)	(1,129)	(1,261)
Cash flows from operating activities before changes in working capital items	216,051	179,195	147,666
Changes in working capital items
Trade receivables	(40,726)	(25,947)	(3,893)
Inventories	(86,759)	(4,742)	4,341
Other current assets	(3,471)	383	127
Accounts payable and accrued liabilities	91,440	29,014	(11,571)
Share-based compensation settlements	(13,205)	—	—
Provisions	(2,923)	1,682	(1,658)
	(55,644)	390	(12,654)
Cash flows from operating activities	160,407	179,585	135,012
INVESTING ACTIVITIES
Acquisition of subsidiaries, net of cash acquired (Note 19)	(34,660)	(35,704)	—
Purchases of property, plant and equipment	(81,268)	(45,828)	(48,165)
Purchase of intangible assets	(5,627)	(1,854)	(2,259)
Other investing activities	192	579	1,508
Cash flows from investing activities	(121,363)	(82,807)	(48,916)

14

	2021	2020	2019
	$	$	$

FINANCING ACTIVITIES
Proceeds from borrowings (Note 14)	797,429	302,031	190,673
Repayment of borrowings and lease liabilities (Note 14)	(739,127)	(325,881)	(225,902)
Payments of debt issue costs (Note 14)	(8,279)	—	(70)
Payments of early redemption premium and other costs (Note 14)	(14,444)	—	—
Interest paid	(27,907)	(28,764)	(32,934)
Proceeds from exercise of stock options (Note 18)	2,664	271	3,278
Dividends paid (Note 18)	(38,641)	(35,386)	(33,992)
Dividends paid to non-controlling interest in GPCP Inc.	—	(100)	—
Other financing activities	1,223	—	82
Cash flows from financing activities	(27,082)	(87,829)	(98,865)
Net increase in cash	11,962	8,949	(12,769)
Effect of foreign exchange differences on cash	(2,137)	471	1,165
Cash, beginning of year	16,467	7,047	18,651
Cash, end of year	26,292	16,467	7,047
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Consolidated Balance Sheets
As of
(In thousands of US dollars)

	December 31, 2021	December 31, 2020
	$	$
ASSETS
Current assets
Cash	26,292	16,467
Trade receivables (Note 24)	203,984	162,235
Inventories (Note 7)	280,323	194,516
Other current assets (Note 8)	32,110	21,048
	542,709	394,266
Property, plant and equipment (Note 9)	459,356	415,214
Goodwill (Note 11)	151,834	132,894
Intangible assets (Note 12)	138,725	124,274
Deferred tax assets (Note 5)	24,579	29,677
Other assets (Note 10)	16,549	13,310
Total assets	1,333,752	1,109,635

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	280,353	180,446
Share-based compensation liabilities, current (Note 18)	19,089	17,769
Non-controlling interest put options, current (Note 24)	27,523	—
Provisions and contingent consideration, current (Note 16)	4,504	4,222
Borrowings and lease liabilities, current (Notes 14 and 15)	18,119	26,219
	349,588	228,656
Borrowings and lease liabilities, non-current (Notes 14 and 15)	537,142	463,745
Pension, post-retirement and other long-term employee benefits (Note 20)	15,807	19,826
Share-based compensation liabilities, non-current (Note 18)	19,850	13,664
Non-controlling interest put options, non-current (Note 24)	—	15,758
Deferred tax liabilities (Note 5)	38,925	34,108
Provisions and contingent consideration, non-current (Note 16)	7,645	2,430
Other liabilities (Note 17)	12,547	14,766
Total liabilities	981,504	792,953
EQUITY
Capital stock (Note 18)	358,953	354,880
Contributed surplus (Note 18)	23,070	22,776
Deficit	(18,113)	(51,114)
Accumulated other comprehensive loss	(25,749)	(21,886)
Total equity attributable to Company shareholders	338,161	304,656
Non-controlling interests	14,087	12,026
Total equity	352,248	316,682
Total liabilities and equity	1,333,752	1,109,635
The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.
Notes to Consolidated Financial Statements
December 31, 2021
(In US dollars, tabular amounts in thousands, except shares, per share data and as otherwise noted)
1 - GENERAL BUSINESS DESCRIPTION
Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, USA. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada. Details of the Parent Company and its subsidiaries (collectively referred to as the “Company”) are set out in Note 2.
The Company develops, manufactures and sells a variety of paper-and-film based pressure sensitive and water-activated tapes, stretch and shrink films, protective packaging, engineered coated products and packaging machinery for industrial and retail use.
Intertape Polymer Group Inc. is the Company’s ultimate parent.
2 - ACCOUNTING POLICIES
Basis of Presentation and Statement of Compliance
The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2021 and 2020, as well as its consolidated earnings, comprehensive income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2021. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars and are rounded to the nearest thousands, except for shares, per share data and as otherwise noted.
The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 10, 2022.
New Standards adopted as of January 1, 2021
In the prior year, the Company adopted the Phase 1 amendments Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39 and IFRS 7. These amendments modify specific hedge accounting requirements to allow hedge accounting to continue for affected hedges during the period of uncertainty before the hedged items or hedging instruments are amended as a result of the interest rate benchmark reform.
In the current year, the Company adopted the Phase 2 amendments Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. There was no material impact to the Company’s financial statements as a result of adopting Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. Adopting these amendments enables the Company to reflect the effects of transitioning from interbank offered rates ("IBOR") to alternative benchmark interest rates without giving rise to accounting impacts that would not provide useful information to users of financial statements. The amendments have been applied retrospectively.
The Company will continue to apply the Phase 1 amendments until the uncertainty arising from the interest rate benchmark reform with respect to the timing and the amount of the underlying cash flows to which the Company is exposed ends. The Company expects this uncertainty will continue until the Company’s contracts that reference IBORs are amended to specify the date on which the interest rate benchmark will be replaced and the basis for the cash flows of the alternative benchmark rate are determined. The Company has floating rate debt, linked to the London Inter-bank Offered Rate, which it cash flow hedges using interest rate swaps. Details of the financial instruments affected by the interest rate benchmark reform together with a summary of the actions taken by the Company to manage the risks relating to the reform and the accounting impact, including the impact on hedge accounting relationships, appear in Note 24.

In the current year, the Company has applied a number of amendments to IFRS Standards and Interpretations issued by the IASB that are effective for annual periods beginning on or after January 1, 2021. Their adoption has not had any material impact on the disclosures or on the amounts reported in these financial statements.

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

On January 23, 2020, the IASB published Classification of Liabilities as Current or Non-current (Amendments to IAS 1), which affect only the presentation of liabilities as current or non-current in the statement of financial position and not the amount or timing of recognition of any asset, liability, income or expenses, or the information disclosed about those items. The amendments clarify that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period, specify that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability, explain that rights are in existence if covenants are complied with at the end of the reporting period, and introduce a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. The amendments are effective on January 1, 2023 and will be applied retrospectively. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

On May 14, 2020, the IASB published Property, Plant and Equipment: Proceeds Before Intended Use (Amendments to IAS 16), which prohibits deducting amounts received from selling items produced while preparing the asset for its intended use from the cost of property, plant and equipment. Instead, such sales proceeds and related costs will be recognized in earnings. The amendments are effective on January 1, 2022. The amendments are applied retrospectively, but only to items of property, plant and equipment that are brought to the location and condition necessary for them to be capable of operating in the manner intended by management on or after the beginning of the earliest period presented in the financial statements in which the Company first applies the amendments. The Company will recognize the cumulative effect of initially applying the amendments as an adjustment to the opening balance of retained earnings (or other component of equity, as appropriate) at the beginning of that earliest period presented. Management has completed its analysis of the guidance and does not currently expect it to materially impact the Company’s financial statements.

On May 7, 2021, the IASB published Deferred Tax Related to Assets and Liabilities Arising From a Single Transaction (Amendments to IAS 12), which clarifies that the initial recognition exemption does not apply to transactions in which both deductible and taxable temporary differences will result in the recognition of equal deferred tax assets and liabilities, and that the Company is required to recognize deferred tax on such transactions. The amendments are effective on January 1, 2023. Management is currently assessing, but has not yet determined, the impact on the Company’s financial statements.

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

Principal Accounting Policies
Basis of Consolidation
The consolidated financial statements include the accounts of the Parent Company and entities controlled by the Company (its subsidiaries). Control is achieved when (i) the Company has power over the investee, (ii) is exposed, or has rights, to variable returns from its involvement with the investee, and (iii) has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.
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
IPG Asia Private Limited ("IPG Asia") and Capstone Polyweave Private Limited ("Capstone") have a fiscal year-end of March 31 due to Indian legislation. However, for consolidation purposes, the financial information for IPG Asia and Capstone is presented as of the same date as the Parent Company. All other subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Parent Company.

Details of the Parent Company’s subsidiaries are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held as of:
			December 31, 2021	December 31, 2020
Better Packages, Inc.	Manufacturing	United States	100%	100%
Capstone Polyweave Private Limited	Manufacturing	India	55%	55%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%	100%
GPCP, Inc.	Manufacturing	United States	50.1%	50.1%
Intertape Packaging UK Limited	Manufacturing	Great Britain	100%	—%
Intertape Polymer Corp.	Manufacturing	United States	100%	100%
Intertape Polymer Europe GmbH	Distribution	Germany	100%	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%	100%
Intertape Polymer Japan GK	Distribution	Japan	100%	100%
Intertape Polymer Woven USA Inc.	Manufacturing	United States	100%	100%
Intertape Woven Products Services, S.A. de C.V.	Non-operating	Mexico	100%	100%
Intertape Woven Products, S.A. de C.V.	Non-operating	Mexico	100%	100%
IPG Asia Private Limited (1)	Manufacturing	India	100%	100%
IPG (US) Holdings Inc.	Holding	United States	100%	100%
IPG (US) Inc.	Holding	United States	100%	100%
IPG Mauritius Holding Company Ltd	Holding	Mauritius	100%	100%
IPG Mauritius II Ltd	Holding	Mauritius	100%	100%
IPG Mauritius Ltd	Holding	Mauritius	100%	100%
Nuevopak Global Limited	Holding	Hong Kong	100%	—%
Nuevopak GmbH	Manufacturing	Germany	100%	—%
Nuevopak (Jiangmen) Environmental & Technology Company Ltd	Manufacturing	China	100%	—%
Nuevopak Technology Company Limited	Holding	Hong Kong	100%	—%
Octo Packaging Limited	Holding	Hong Kong	100%	—%
Polyair Canada Limited	Manufacturing	Canada	100%	100%
Polyair Corporation	Manufacturing	United States	100%	100%
Spuntech Fabrics Inc.	Holding	Canada	100%	100%
(1)    Formerly known as Powerband Industries Private Limited.

Business Acquisitions

The Company applies the acquisition method of accounting for business acquisitions. The consideration transferred by the Company to obtain control of a subsidiary, or a group of assets that qualifies as a business, is measured at fair value, which is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred, and the equity interests issued by the Company in exchange for control of the acquiree. Acquisition costs are expensed as incurred.

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
Foreign Currency Translation
Functional and presentation currency
The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which such entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, Canadian dollar ("CDN"), Indian rupee ("INR") and Euro. The Company has other functional currencies that are not considered significant for each of the years in the three-year period ended December 31, 2021.
The Parent Company's functional currency is CDN, which is different than the Company's presentation currency. The Company elected to present its consolidated financial statements in US dollars as it is the predominate currency of the consolidated entities and as a result, most of the Company's cash flows are in US dollars.
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
Foreign exchange gains or losses arising on settlement or translation of monetary items are recognized in earnings in finance costs (income) - other expense (income), net in the period in which they arise, except (i) when deferred in OCI as a qualifying hedge (refer to Note 24) or (ii) exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned nor likely to occur in the foreseeable future (therefore forming part of the net investment in the foreign operation) which is recognized in OCI until disposal or partial disposal of the net investment at which time it is reclassified to profit or loss. Tax charges and credits attributable to exchange differences on qualifying hedges are also recognized in OCI.
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
Revenue Recognition
The Company recognizes revenues from the sale of goods classified within six product categories: tape, film, engineered coated products, protective packaging, packaging machinery and other. Refer to Note 21 for additional information on revenue by product category and geographical location.
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
Certain contracts provide a customer with a right to return goods if certain conditions are met. Product returns are recorded as a reduction to revenue and refund liability based on anticipated sales returns that occur in the normal course of business. At the same time, the Company has a right to recover the product when customers exercise their right of return, and the Company consequently recognizes a right to returned goods assets and a corresponding adjustment to cost of sales. At this time, the Company believes it is highly unlikely that a significant reversal in the cumulative revenue recognized will occur given the consistent level of claims over previous years. Refer to the section below entitled "Allowance for expected credit loss and revenue adjustments" for additional discussion. Sales, use, value-added, and other excise taxes are not recognized in revenue.
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily takes a substantial period of time to get ready for its intended use or sale, are added to the cost of those assets until such time as the assets are substantially ready for their intended use or sale. All other borrowing costs are recognized in earnings within interest in finance costs in the period in which they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.
Research Expenses
Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.

Government Grants

Grants from governments are recognized at their fair value when there is a reasonable assurance that the grant will be received and / or earned, and any specified conditions will be met.

Government grants are recognized in earnings on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grants are intended to compensate. Specifically, grants received in relation to the purchase and construction of plant and equipment are included in non-current liabilities as deferred income in other liabilities and are recognized in earnings on a straight-line basis over the estimated useful life of the related asset.

Government grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs are recognized in earnings in the period in which they become receivable.

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
Deferred share units
Deferred share units ("DSUs") are settled in cash only and, as a result, the corresponding liability is remeasured to fair value at the end of each reporting period. The fair value of DSUs is based on the volume weighted average trading price ("VWAP") of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the end of each reporting period. As a result, the amount of expense recognized can vary due to changes in the stock price from period to period until the DSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current, for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. Generally, unless the participant has made a specific election to defer the settlement of DSUs to the calendar year following their separation from service, the DSU liabilities are classified as current as the Company does not have an unconditional right to defer settlement of the liabilities for at least twelve months after the reporting period end date. DSUs are expensed as earned and vested over the service period.

Performance share units
Performance share unit ("PSUs") are settled in cash only and, as a result, the corresponding liability is remeasured to fair value at the end of each reporting period.
PSUs granted during the three years ending December 31, 2021 are subject to market (50 percent) and non-market performance conditions (50 percent) as well as a time-based vesting condition. Accordingly, the fair value of such PSUs is based 50 percent on a Monte Carlo valuation model at each reporting date and 50 percent on the Company's VWAP of common shares on the TSX for the five consecutive trading days immediately preceding the reporting period end multiplied by the number of PSUs expected to vest based on estimated achievement of non-market performance criteria at the reporting period end. Expense is recognized over the vesting period. As a result, the amount of expense recognized can vary due to changes in the model variables, stock price and estimated achievement of non-market performance criteria, from period to period, until the PSUs are settled, expire or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. The cash payment at settlement is calculated based on the number of settled PSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement. PSUs accrue dividend equivalents which are paid in cash at the settlement date. A dividend equivalent is calculated as the number of settled PSUs multiplied by the amount of cash dividends per share declared and paid by the Company between the date of grant and the settlement date.
PSUs granted prior to December 31, 2017 which settled during the three years ending December 31, 2021 were subject only to a market performance condition (100 percent) and time-based vesting condition.
Restricted share units
Restricted share units ("RSUs") are settled in cash only and, as a result, the corresponding liability is remeasured to fair value at the end of each reporting period. The fair value of RSUs is based on the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the end of each reporting period. The RSUs are expensed over the vesting period. As a result, the amount of expense recognized can vary due to changes in the stock price from period to period until the RSUs are settled, expire, or are otherwise cancelled. The corresponding liability is recorded on the Company’s consolidated balance sheet under the caption share-based compensation liabilities, current for amounts expected to settle in the next twelve months and share-based compensation liabilities, non-current for amounts expected to settle in more than twelve months. The cash payment at settlement is calculated based on the number of settled RSUs held by the participant, multiplied by the VWAP of the Company’s common shares on the TSX for the five consecutive trading days immediately preceding the day of settlement. RSUs accrue dividend equivalents which are paid in cash at the settlement date. A dividend equivalent is calculated as the number of settled RSUs multiplied by the amount of cash dividends per share declared and paid by the Company between the date of grant and the settlement date
Refer to Note 18 for more information regarding share-based payments.

Income Taxes

Current and deferred taxes are recognized in the consolidated statement of earnings, except when they relate to items that are recognized in other comprehensive income or directly in equity, in which case, the current and deferred tax are also recognized in other comprehensive income or directly in equity, respectively. Where current tax or deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.
Current tax
Current tax is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries in which the Company operates and generates taxable income.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. A provision is recognized for those matters for which the tax determination is uncertain, but it is considered probable that there will be a future outflow of funds to a tax authority. The provisions are measured at the best estimate of the amount expected to become payable. The assessment is based on the judgment of tax professionals within the Company supported by previous experience in respect of such activities and in certain cases based on specialist independent tax advice. As of December 31, 2021 and 2020, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized.
Deferred tax

Deferred tax is the tax expected to be payable or recoverable on temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit and is accounted for using the liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that future taxable income will be available against which they can be utilized. This is assessed based on the Company’s forecast of future operating results, adjusted for significant non-taxable income and expenses and specific limits on the use of any unused tax loss or credit.
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
Dilutive potential outstanding stock options includes the total number of additional common shares that would have been issued by the Company assuming stock options with exercise prices below the average market price for the period were exercised and reduced by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.
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

Financial assets, other than those designated and effective as hedging instruments, are classified at initial recognition into one of the following categories:

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
Classification and measurement of financial liabilities
The Company’s financial liabilities include accounts payable and accrued liabilities (excluding employee benefits and taxes payable), borrowings (excluding lease liabilities), contingent consideration liabilities, non-controlling interest put options, and interest rate swap agreements.
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
Derivatives (other than those that are designated and effective as hedging instruments) and financial liabilities designated at fair value through earnings are carried subsequently at fair value with gains or losses recognized in earnings. The Company's non-controlling interest put options and contingent consideration liabilities fall into this category of financial instruments. Changes in the fair values of the non-controlling interest put options and contingent consideration liabilities are recognized in earnings in finance costs. Refer to Note 24 for more information regarding the fair value measurement and classification of put options relating to the Capstone non-controlling interest, and contingent consideration liabilities.
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
Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation, accumulated impairment losses and the applicable investment tax credits earned. The cost of an item of property, plant and equipment, excluding leases which are discussed in the Leases section below, includes its purchase price or manufactured cost including costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs, and an initial estimate of the costs of dismantling and removing the item and restoring the leased site on which it is located.
Depreciation is recognized using the straight-line method over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	3 to 60
Manufacturing equipment and related major components	3 to 30
Computer equipment and software	3 to 15
Furniture, office equipment and other	3 to 10
Assets related to restoration provisions	Expected remaining term of the lease

Right-of-use assets are depreciated over the shorter period of the lease term and the useful life of the underlying asset. If a lease transfers ownership of the underlying asset or the cost of the right-of-use asset reflects that the Company expects to exercise a purchase option, the related right-of-use asset is depreciated over the useful life of the underlying asset.
The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed at each reporting date, or more frequently when there is an indication that they have changed and are adjusted if necessary.
When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date on which the asset is classified as held for sale or is included in a disposal group that is classified as held for sale, and the date on which the asset is disposed.
The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the asset if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. At the same time, the carrying amount of the replaced part is assessed for impairment. The costs of the day-to-day servicing of property, plant and equipment, and repairs and maintenance are recognized in earnings as incurred.

An item of property, plant and equipment is derecognized upon disposal or impaired when no future economic benefits are expected to arise from the continued use of the asset. Gains or losses arising from the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in earnings in the category consistent with the function of the property, plant and equipment.
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

Amortization is recognized using the straight-line method over their estimated useful lives as follows:

Years
Customer lists, license agreements and software	1 to 20
Patents and trademarks being amortized	2 to 15
Non-compete agreements	3 to 10
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

For impairment assessment purposes, assets are grouped at the lowest levels for which there are largely independent cash inflows, known as a "cash-generating unit" or "CGU". An impairment loss is recognized for the amount by which the asset's (or CGU's) carrying amount exceeds its recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the CGU to which the asset belongs. Goodwill is allocated to those CGUs that are expected to benefit from synergies of related business acquisitions and that represent the lowest level within the group at which management monitors goodwill.
The recoverable amount is the higher of its value in use and its fair value less costs of disposal. To determine the value in use, management estimates the expected future cash flows from each CGU and determines an appropriate discount rate in order to calculate the present value of those cash flows. Fair value in this case represents the price that would be received to sell an asset or CGU in an orderly transaction between market participants, less the associated costs of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the associated corresponding property, plant and equipment or intangible asset. Impairment losses recognized with respect to CGUs are allocated first to reduce the carrying amount of any goodwill allocated to that CGU, and then to reduce the carrying amounts of other assets within the unit or group of units on a pro rata basis applied to the carrying amount of each asset in the unit or group of units.
With the exclusion of goodwill, whose impairment losses may not be reversed, an assessment is made at each reporting date as to whether there is any indication that previously recognized asset impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset and, if appropriate, record a partial or entire reversal of the previously recognized impairment. Upon such reversal, the adjusted carrying amount of the asset will not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.
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
Defined benefit expenses consist of: current service costs, past service costs, net interest expense, and settlement gains and losses. Defined benefit expenses are recognized in consolidated earnings in cost of sales and selling and administrative expenses. Current service cost is recognized in consolidated earnings in the periods during which services are rendered by employees and is calculated using a separate discount rate to reflect the longer duration of future benefit payments associated with the additional year of service to be earned by the plan's active participants. Past service costs are recognized in consolidated earnings immediately following the introduction of, or changes to, a pension plan. Net interest expense is calculated by applying the discount rate to the net balance of the defined benefit obligation and the fair value of plan assets. Gains and losses on settlement of a defined benefit plan are recognized in consolidated earnings when the settlement occurs. Remeasurements, comprising actuarial gains and losses, the effect of the asset ceiling, the effect of minimum funding requirements and the return on plan assets (excluding amounts included in net interest expense) are recognized immediately in OCI, net of income taxes, and in deficit.

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

Equity
Capital stock represents the amount received on issuance of shares (less any issuance costs and net of taxes) and share-based compensation expense credited to capital on stock options exercised, less common shares repurchased equal to the carrying value.
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
Deficit includes all current and prior period earnings or losses, the excess of the purchase price paid over the carrying value of common share repurchases, dividends on common shares, and the remeasurement of the defined benefit liability net of income tax expense (benefit).
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
Critical Judgments in Applying the Company's Accounting Policies
The following are the critical judgments, apart from those involving estimations (which are presented separately below), that management has made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in financial statements.
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
Determination of the aggregation of operating segments
The Company uses judgment in the aggregation of operating segments for financial reporting and disclosure purposes. In doing so, management has determined that there are two operating segments consisting of a tape, film, protective packaging, and machinery segment, and an engineered coated product segment. The Company has aggregated these two operating segments into one reportable segment due to similar characteristics including the nature of goods and services provided to its customers, methods used in the sale and distribution of those goods and services, types of customers comprising its customer base, and the regulatory environment in which the Company operates.

Key Sources of Estimation Uncertainty
The key assumptions concerning the future, and other key sources of estimation uncertainty at the reporting period that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.
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
Pension, post-retirement and other long-term employee benefits
The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations that require assumptions such as the discount rate to measure obligations, expected mortality and the expected health care cost trend. These assumptions are developed by management with the assistance of independent actuaries and are based on current actuarial benchmarks and management’s historical experience. Discount rates are determined close to each period-end by reference to market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and have terms to maturity approximating the terms of the related pension benefit obligation. Actual results will differ from estimated results, which are based on assumptions. Refer to Note 20 for more information regarding the costs and obligations related to the pension, post-retirement and other long-term employee benefit plans and the sensitivity of those amounts to changes in these assumptions.
Uncertain tax positions
The Company is subject to taxation in numerous jurisdictions and may have transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflects its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. As of December 31, 2021 and 2020, the Company does not have any matters for which the tax determination is uncertain and as such, no provision has been recognized. Refer to Note 5 for more information regarding income taxes.
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
Allowance for expected credit loss and revenue adjustments
During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments. The Company’s allowance for expected credit loss reflects lifetime expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives. These incentives are recorded as a reduction to revenue at the time of the initial sale using the most-likely amount estimation method. The most-likely amount method is based on the single most likely outcome from a range of possible consideration outcomes. The range of possible outcomes are primarily derived from the following inputs: sales terms, historical experience, trend analysis, and projected market conditions in the various markets served. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 24 for more information regarding the allowance for expected credit loss and the related credit risks.
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
The Company's provisions include environmental and restoration obligations, termination benefits and litigation provisions.
Refer to Note 16 for more information regarding provisions.
Share-based compensation
The estimation of share-based compensation fair value and expense requires the selection of an appropriate pricing model.
The model used by the Company for stock options is the Black-Scholes pricing model. The Black-Scholes model requires the Company to make significant judgments regarding the assumptions used within the model, the most significant of which are the expected volatility of the Company’s own common shares, the probable life of awards granted, the time of exercise, the risk-free interest rate commensurate with the term of the awards, and the expected dividend yield.
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
COVID-19

The Company is closely monitoring the impacts of the coronavirus ("COVID-19") pandemic as a trigger for changes in critical accounting judgments, estimates and assumptions. Given the dynamic nature of the pandemic (including its duration and the severity of its impact on the global economy and the applicable governmental responses), the extent to which the COVID-19 pandemic impacts the Company’s future results will depend on unknown future developments and any further impact on the global economy and the markets in which the Company operates and sells its products, all of which remain highly uncertain and cannot be accurately predicted at this time.

During the year ended December 31, 2020, and as a result of the impact of COVID-19, the Company recorded (i) a fair value adjustment to its contingent consideration related to the acquisition of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (refer to Note 19 for more information on the Company's acquisition and Note 24 for more information on the Company's contingent consideration liability) and (ii) certain termination benefits related to a restructuring plan the Company initiated in response to COVID-19 uncertainties (refer to Note 4 for more information on manufacturing facility closures, restructuring and other related charges).

There were no other material impairments, changes to allowance for credit losses, restructuring charges or other changes in critical accounting judgments, estimates and assumptions that can be directly attributed to COVID-19 or otherwise for the years ending December 31, 2021 and 2020. Refer to Note 13 for more information regarding asset impairment testing.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS
The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2021:

	2021	2020	2019
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	277,910	242,113	227,043
Termination benefits (Note 16)	74	4,110	2,274
Share-based compensation expense (Note 18)	21,655	22,879	501
Pension, post-retirement and other long-term employee benefit plans (Note 20):
Defined benefit plans	1,944	2,057	2,139
Defined contributions plans	8,245	6,824	7,142
	309,828	277,983	239,099
Finance costs (income) - Interest
Interest on borrowings and lease liabilities (1)	23,804	28,684	32,472
Amortization and write-off of debt issue costs on borrowings	5,149	1,210	1,194
Interest capitalized to property, plant and equipment	(1,277)	(458)	(1,976)
	27,676	29,436	31,690
Finance costs (income) - Other expense (income), net
Early redemption premium and other costs (Note 14)	14,412	—	—
Foreign exchange (gain) loss	(48)	38	(790)
Valuation adjustment made to non-controlling interest put options (Note 24)	12,007	2,470	3,339
Change in fair value of contingent consideration liability (Note 24)	—	(11,005)	—
Other costs, net	2,837	2,259	765
	29,208	(6,238)	3,314
Additional information
Depreciation of property, plant and equipment (Note 9)	51,871	50,237	51,030
Amortization of intangible assets (Note 12)	13,676	13,603	10,385
Impairment of assets, net (Note 13)	6,044	2,359	4,549

(1)    Presented net of $1.2 million in interest reimbursements as a result of interest subsidy programs for the year ended December 31, 2021. Reimbursements were nil for the years ended December 31, 2020 and 2019.

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

There were no manufacturing facility closures, restructuring and other related charges incurred by the Company for the year ended December 31, 2021.

The following table describes the charges incurred by the Company which are included in the Company’s consolidated earnings for each of the years in the two-year period ended December 31, 2020 under the caption manufacturing facility closures, restructuring and other related charges:

	2020	2019
	$	$
Impairment of property, plant and equipment, net	—	669
Equipment relocation	38	156
Revaluation and impairment of inventories, net	596	130
Termination benefits and other labor related costs, net	3,389	1,874
Restoration and idle facility costs, net	270	1,978
Professional fees, net	40	393
Other recoveries	(5)	(64)
	4,328	5,136
Charges incurred during the year ended December 31, 2020 were mainly the result of employee restructuring initiatives which began in the second quarter in response to COVID-19 uncertainties. Charges incurred were composed of $3.7 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.6 million in non-cash impairments of inventory.

Charges incurred during the year ended December 31, 2019 were mainly the result of the Montreal, Quebec manufacturing facility closure at the end of 2019 and the Johnson City, Tennessee manufacturing facility closure at the end of 2018. Charges incurred were composed of $4.3 million in cash charges mainly related to termination benefits, restoration and ongoing idle facility costs and $0.8 million of non-cash impairments of property, plant and equipment and inventory.

As of December 31, 2021, restructuring provisions of $1.7 million ($3.6 million in 2020) are included in provisions on the consolidated balance sheets within environmental and termination benefits and other. Refer to Note 16 for more information on provisions.
39

5 - INCOME TAXES
The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows for each of the years in the three-year period ended December 31, 2021:

	2021	2020	2019
	%	%	%
Combined Canadian federal and provincial income tax rate	27.5	27.8	28.4
Foreign earnings/losses taxed at higher income tax rates	0.1	—	0.2
Foreign earnings/losses taxed at lower income tax rates	(1.6)	(4.3)	(4.8)
Prior period adjustments	0.4	(0.5)	0.5
Nondeductible expenses (nontaxable income)	4.5	(1.9)	1.1
Impact of other differences	(2.6)	1.6	(2.3)
Canadian deferred tax assets (recognized) not recognized	(3.1)	(1.8)	4.3
Derecognition (recognition) of deferred tax assets	0.4	(0.2)	(1.3)
Proposed tax assessment (1)	—	—	2.2
Effective income tax rate	25.6	20.7	28.3
(1)    Proposed tax assessment refers to a $2.3 million proposed state income tax assessment and the related interest expense recorded in the second quarter of 2019 which resulted from the denial of the utilization of certain net operating losses generated in tax years 2000-2006.
The major components of income tax expense (benefit) are outlined below for each of the years in the three-year period ended December 31, 2021:

	2021	2020	2019
	$	$	$
Current income tax expense	22,113	25,595	17,195
Deferred tax expense (benefit)
Derecognition (recognition) of US deferred tax assets	396	(153)	(701)
US temporary differences	(83)	(6,605)	3,988
Canadian deferred tax assets (recognized) not recognized	(2,887)	(1,660)	2,474
Recognition of Canadian deferred tax assets	—	—	(22)
Canadian temporary differences	4,999	1,674	(5,678)
Temporary differences in other jurisdictions	(474)	270	(946)
Total deferred income tax expense (benefit)	1,951	(6,474)	(885)
Total tax expense for the year	24,064	19,121	16,310

The amount of income taxes relating to components of OCI for each of the years in the three-year period ended December 31, 2021 is outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2021
Deferred tax expense on remeasurement of defined benefit liability	5,305	(1,366)	3,939
Deferred tax expense on change in fair value of interest rate swap agreements designated as cash flow hedges	2,383	(577)	1,806
Deferred tax expense on gain arising from hedge of a net investment in foreign operations	(9,423)	(1,589)	(11,012)
	(1,735)	(3,532)	(5,267)

For the year ended December 31, 2020
Deferred tax benefit on remeasurement of defined benefit liability	(696)	216	(480)
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	(2,685)	658	(2,027)
Deferred tax expense on foreign exchange related impacts arising from intercompany settlements	2,117	(281)	1,836
Deferred tax expense on gain arising from hedge of a net investment in foreign operations	6,488	(764)	5,724
	5,224	(171)	5,053

For the year ended December 31, 2019
Deferred tax expense on remeasurement of defined benefit liability	762	(173)	589
Deferred tax benefit on change in fair value of interest rate swap agreements designated as cash flow hedges	(3,416)	359	(3,057)
Deferred tax expense on gain arising from hedge of a net investment in foreign operations	10,280	(45)	10,235
	7,626	141	7,767

The amount of recognized deferred tax assets and liabilities is outlined below as of December 31, 2021:

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
Tax credits, losses, carryforwards and other tax deductions	8,842	—	8,842
Property, plant and equipment	10,142	(57,501)	(47,359)
Pension and other post-retirement benefits	3,210	—	3,210
Share-based payments	13,558	—	13,558
Accounts payable and accrued liabilities	10,146	—	10,146
Goodwill and other intangibles	7,768	(24,405)	(16,637)
Trade and other receivables	679	—	679
Inventories	2,150	—	2,150
Lease liabilities	10,475	—	10,475
Other	2,091	(1,501)	590
Deferred tax assets and liabilities	69,061	(83,407)	(14,346)

Presented in the consolidated balance sheets as:

December 31, 2021
$
Deferred tax assets	24,579
Deferred tax liabilities	(38,925)
(14,346)

The amount of recognized deferred tax assets and liabilities is outlined below as of December 31, 2020:

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
Tax credits, losses, carryforwards and other tax deductions	10,465	—	10,465
Property, plant and equipment	15,882	(52,956)	(37,074)
Pension and other post-retirement benefits	4,231	—	4,231
Share-based payments	11,929	—	11,929
Accounts payable and accrued liabilities	8,945	—	8,945
Goodwill and other intangibles	7,083	(23,121)	(16,038)
Trade and other receivables	1,152	—	1,152
Inventories	1,530	—	1,530
Lease liabilities	9,616	—	9,616
Other	2,481	(1,668)	813
Deferred tax assets and liabilities	73,314	(77,745)	(4,431)

Presented in the consolidated balance sheets as:

December 31, 2020
$
Deferred tax assets	29,677
Deferred tax liabilities	(34,108)
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
As of December 31, 2021 and 2020, respectively, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US and Canadian operating entities will be realized. Accordingly, the Company continues to recognize the majority of its deferred tax assets in the US and Canadian operating entities. With respect to the deferred tax assets at the Canadian corporate holding entity, the Parent Company, management determined it appropriate that the Parent Company's deferred tax assets should continue not to be fully recognized as of December 31, 2021 and 2020, respectively. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2020:

	Balance January 1, 2020	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in OCI	Balance December 31, 2020
	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	11,638	(892)	—	(281)	10,465
Property, plant and equipment	16,020	(138)	—	—	15,882
Pension and other post-retirement benefits	3,966	30	—	235	4,231
Share-based payments	1,766	4,857	5,306	—	11,929
Accounts payable and accrued liabilities	6,022	2,923	—	—	8,945
Goodwill and other intangibles	7,028	55	—	—	7,083
Trade and other receivables	688	464	—	—	1,152
Inventories	1,918	(388)	—	—	1,530
Lease liabilities	9,832	(216)	—	—	9,616
Other	863	1,722	—	(104)	2,481
	59,741	8,417	5,306	(150)	73,314
Deferred tax liabilities
Property, plant and equipment	(52,871)	(85)	—	—	(52,956)
Goodwill and other intangibles	(22,893)	(228)	—	—	(23,121)
Other	(908)	(760)	—	—	(1,668)
	(76,672)	(1,073)	—	—	(77,745)
Deferred tax assets and liabilities	(16,931)	7,344	5,306	(150)	(4,431)
Impact due to foreign exchange rates		(870)	—	(21)
Total recognized		6,474	5,306	(171)

The following table outlines the changes in the deferred tax assets and liabilities during the year ended December 31, 2021:

	Balance January 1, 2021	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in OCI	Business acquisitions	Balance December 31, 2021
	$	$	$	$	$	$
Deferred tax assets
Tax credits, losses, carryforwards and other tax deductions	10,465	(1,751)	—	—	128	8,842
Property, plant and equipment	15,882	(5,740)	—	—	—	10,142
Pension and other post-retirement benefits	4,231	339	—	(1,360)	—	3,210
Share-based payments	11,929	1,477	152	—	—	13,558
Accounts payable and accrued liabilities	8,945	1,201	—	—	—	10,146
Goodwill and other intangibles	7,083	1,609	—	—	(924)	7,768
Trade and other receivables	1,152	(473)	—	—	—	679
Inventories	1,530	576	—	—	44	2,150
Lease liabilities	9,616	812	—	—	47	10,475
Other	2,481	1,733	—	(2,123)	—	2,091
	73,314	(217)	152	(3,483)	(705)	69,061
Deferred tax liabilities
Property, plant and equipment	(52,956)	(4,387)	—	—	(158)	(57,501)
Goodwill and other intangibles	(23,121)	2,282	—	—	(3,566)	(24,405)
Other	(1,668)	569	—	—	(402)	(1,501)
	(77,745)	(1,536)	—	—	(4,126)	(83,407)
Deferred tax assets and liabilities	(4,431)	(1,753)	152	(3,483)	(4,831)	(14,346)
Impact due to foreign exchange rates		(198)	—	(49)
Total recognized		(1,951)	152	(3,532)
Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2021	December 31, 2020
	$	$
Tax losses, carryforwards and other tax deductions	44,523	47,829
Share-based payments	8,852	7,231
	53,375	55,060

The following table presents the amounts and expiration dates relating to unused tax credits in Canada for which no asset is recognized in the consolidated balance sheets as of December 31:

	2021	2020
	$	$
2021	—	209
2022	476	476
2023	235	236
2024	222	222
2025	375	376
2026	287	288
2027	262	262
2028	304	305
2029	242	243
2030	221	221
2031	323	324
2032	194	194
2033	238	238
2034	210	211
2035	559	560
2036	367	367
2037	265	266
2038	665	666
2039	266	266
2040	240	266
2041	240	—
Total tax credits derecognized	6,191	6,196
The following table presents the year of expiration of the Company’s operating losses carried forward in Canada as of December 31, 2021:

	Deferred tax assets not recognized
	Federal	Provincial
	$	$
2026	6,047	6,047
2029	563	563
2030	126	126
2031	—	—
2037	2,567	2,567
2038	—	—
2039	—	—
	9,303	9,303
In addition, the Company has (i) consolidated state losses of $46.3 million (with expiration dates ranging from 2022 to 2039) for which a tax benefit of $1.0 million has not been recognized; (ii) standalone state losses of $70.7 million (with expiration dates ranging from 2022 to 2039) for which a tax benefit of $2.4 million has not been recognized; and (iii) $15.6 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE

The weighted average number of common shares outstanding is as follows for each of the years in the three-year period ended December 31, 2021:

	2021	2020	2019
Basic	59,127,025	59,010,485	58,798,488
Effect of stock options	1,389,081	620,388	190,646
Diluted	60,516,106	59,630,873	58,989,134

Stock options that were anti-dilutive and excluded from the calculation of weighted average diluted common shares for each of the years in the three-year period ended December 31, 2021 were as follows:

	2021	2020	2019
Anti-dilutive stock options	243,152	612,601	505,812
7 - INVENTORIES

Inventory is composed of the following for the years ended:

	December 31, 2021	December 31, 2020
	$	$
Raw materials	91,232	61,051
Work in process	62,128	38,850
Finished goods	103,329	72,535
Parts and supplies	23,634	22,080
	280,323	194,516

The Company recorded impairments of inventories to net realizable value in the Company’s consolidated earnings as an expense for each of the years in the three-year period ended December 31, 2021 as follows:

	2021	2020	2019
	$	$	$
Impairments recorded in manufacturing facility closures, restructuring and other related charges	—	596	634
Reversals of impairments recorded in manufacturing facility closures, restructuring and other related charges	—	—	(504)
Impairments recorded in cost of sales	5,240	1,179	2,877
	5,240	1,775	3,007

Refer to Note 13 for information regarding impairments of inventories.

The amount of inventories included in the Company’s consolidated earnings in cost of sales for each of the years in the three-year period ended December 31, 2021 is as follows:

	2021	2020	2019
	$	$	$
Inventories recognized in cost of sales	1,088,649	843,717	836,600

8 - OTHER CURRENT ASSETS
Other current assets are composed of the following for the years ended:

	December 31, 2021	December 31, 2020
	$	$
Prepaid expenses	11,058	9,086
Income taxes receivable and prepaid	10,688	3,280
Sales and other taxes receivable and credits	4,756	3,988
Supplier rebates receivable	2,982	2,596
Reserve for inventory returns	1,002	1,196
Other	1,624	902
	32,110	21,048

9 - PROPERTY, PLANT AND EQUIPMENT

The following table outlines the changes to property, plant and equipment during the year ended December 31, 2020:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2019	12,192	193,831	755,613	44,724	5,294	14,411	1,026,065
Additions – right-of-use assets	—	2,284	974	—	806	—	4,064
Additions – separately acquired	—	—	—	—	—	45,464	45,464
Assets placed into service	—	2,528	18,054	1,493	289	(22,364)	—
Disposals	—	(54)	(1,902)	(7)	(541)	(86)	(2,590)
Foreign exchange and other	(79)	1,605	3,216	247	217	(98)	5,108
Balance as of December 31, 2020	12,113	200,334	776,611	46,467	6,180	37,327	1,079,032
Accumulated depreciation and impairments
Balance as of December 31, 2019	609	81,055	486,127	39,453	3,510	—	610,754
Depreciation (1)	—	11,314	35,745	2,211	1,146	—	50,416
Impairments	—	—	127	—	—	86	213
Disposals	—	(54)	(845)	(7)	(531)	(86)	(1,523)
Foreign exchange and other		515	3,034	217	192	—	3,958
Balance as of December 31, 2020	609	92,830	524,188	41,874	4,317	—	663,818
Net carrying amount as of December 31, 2020	11,504	107,504	252,423	4,593	1,863	37,327	415,214

The following table outlines the changes to property, plant and equipment during the year ended December 31, 2021:

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2020	12,113	200,334	776,611	46,467	6,180	37,327	1,079,032
Additions – right-of-use assets	—	7,977	1,782	—	519	—	10,278
Additions – separately acquired	—	—	—	—	—	88,532	88,532
Additions through business acquisitions	—	309	1,290	—	58	—	1,657
Assets placed into service	—	4,549	44,180	1,517	128	(50,374)	—
Disposals	—	(3,195)	(25,425)	(1,118)	(633)	(513)	(30,884)
Foreign exchange and other	(187)	(827)	(5,215)	—	(136)	665	(5,700)
Balance as of December 31, 2021	11,926	209,147	793,223	46,866	6,116	75,637	1,142,915
Accumulated depreciation and impairments
Balance as of December 31, 2020	609	92,830	524,188	41,874	4,317	—	663,818
Depreciation (1)	—	12,319	36,298	2,247	1,122	—	51,986
Impairments	—	72	219	—	—	513	804
Disposals	—	(3,195)	(25,033)	(1,118)	(619)	(513)	(30,478)
Foreign exchange and other	—	(413)	(2,046)	(9)	(103)	—	(2,571)
Balance as of December 31, 2021	609	101,613	533,626	42,994	4,717	—	683,559
Net carrying amount as of December 31, 2021	11,317	107,534	259,597	3,872	1,399	75,637	459,356
(1)    The difference between the depreciation additions presented above and depreciation expense included in the Company’s consolidated earnings is the amortization of government grants recognized in deferred income for the purchase and construction of plant and equipment in the amount of $0.1 million and $0.2 million as of December 31, 2021 and 2020, respectively. When the assets are placed into service, the deferred income is recognized as a credit to depreciation expense through cost of sales on a systematic basis over the related assets’ useful lives. Refer to Note 14 for additional information on the Company's forgivable government loans.
Capital expenditures incurred in the year ended December 31, 2021 consisted primarily of $43.2 million to expand production capacity in the Company's highest growth product categories, specifically water-activated tape, wovens, protective packaging and films, as well as $17.1 million for cost savings initiatives and digital transformation and $21.0 million for regular maintenance. As of December 31, 2021, the Company had commitments to suppliers to purchase machinery and equipment totalling $26.2 million, primarily to support the above mentioned initiatives. It is expected that such amounts will be paid out in the next twelve months and will be funded by the Company's borrowings and cash flows from operating activities.
Capital expenditures incurred in the year ended December 31, 2020 were primarily to support investments in e-commerce related production capacity, maintenance needs, initiatives supporting the efficiency and effectiveness of operations and other strategic initiatives.
During the year ended December 31, 2021, the loss on disposals amounted to $0.1 million ($0.3 million and $0.6 million loss on disposals in 2020 and 2019, respectively).
Supplemental information regarding property, plant and equipment is as follows for the years ended:

	December 31, 2021	December 31, 2020
Interest capitalized to property, plant and equipment	$1,277	$458
Weighted average capitalization rates	4.14%	4.94%

Additional information on the carrying amount of the right-of-use assets by class of assets and related depreciation expense is as follows as of and for the years ended:

	Buildings	Manufacturing equipment	Furniture, office equipment and other	Total
	$	$	$	$
December 31, 2021:
Carrying amount	34,586	14,264	716	49,566
Depreciation expense	6,316	3,270	852	10,438
December 31, 2020:
Carrying amount	32,795	15,916	917	49,628
Depreciation expense	5,923	3,230	746	9,899

10 - OTHER ASSETS

Other assets are composed of the following for the years ended:

	December 31, 2021	December 31, 2020
	$	$
Corporate owned life insurance held in grantor trust	10,735	7,988
Pension benefits (1)	3,539	3,024
Deposits	1,120	1,083
Prepaid software licensing	722	786
Cash surrender value of officers’ life insurance	418	408
Other	15	21
	16,549	13,310

(1)Refer to Note 20 for additional information regarding employee benefit plans.
11 - GOODWILL
The following table outlines the changes in goodwill during the period:

Total
$
Balance as of December 31, 2019	107,677
Acquired through business acquisition (1)	25,640
Foreign exchange	(423)
Balance as of December 31, 2020	132,894
Acquired through business acquisition (1)	19,789
Foreign exchange	(849)
Balance as of December 31, 2021	151,834
(1)Refer to Note 19 for additional information regarding the Company's recent business acquisitions.

12 - INTANGIBLE ASSETS

The following tables outline the changes in intangible assets during the period:

	License agreements	Customer lists (1)	Software (2)	Patents/ Trademark/Trade names (3)	Non-compete agreements	Total
	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2019	190	105,497	8,618	15,053	8,034	137,392
Additions – separately acquired	—	—	1,881	—	—	1,881
Additions through business acquisitions	—	18,462	—	1,616	1,441	21,519
Disposals	—	—	(421)	—	—	(421)
Foreign exchange and other	—	(207)	—	135	(180)	(252)
Balance as of December 31, 2020	190	123,752	10,078	16,804	9,295	160,119
Accumulated amortization and impairments
Balance as of December 31, 2019	190	16,122	2,506	382	3,143	22,343
Amortization	—	10,406	1,449	257	1,491	13,603
Disposals	—	—	(371)	—	—	(371)
Impairments	—	—	371	—	—	371
Foreign exchange and other	—	(49)	—	2	(54)	(101)
Balance as of December 31, 2020	190	26,479	3,955	641	4,580	35,845
Net carrying amount as of December 31, 2020	—	97,273	6,123	16,163	4,715	124,274

	License agreements	Customer lists (1)	Software (2)	Patents/ Trademark/Trade names (3)	Non-compete agreements	Total
	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2020	190	123,752	10,078	16,804	9,295	160,119
Additions – separately acquired	—	—	3,268	3,503	—	6,771
Additions through business acquisitions	—	8,343	30	12,152	1,126	21,651
Disposals	(75)	(2,344)	—	—	—	(2,419)
Foreign exchange and other	—	(296)	(20)	(87)	(122)	(525)
Balance as of December 31, 2021	115	129,455	13,356	32,372	10,299	185,597
Accumulated amortization and impairments
Balance as of December 31, 2020	190	26,479	3,955	641	4,580	35,845
Amortization	—	9,331	1,982	706	1,657	13,676
Disposals	(75)	(2,344)	—	—	—	(2,419)
Foreign exchange and other	—	(141)	4	(14)	(79)	(230)
Balance as of December 31, 2021	115	33,325	5,941	1,333	6,158	46,872
Net carrying amount as of December 31, 2021	—	96,130	7,415	31,039	4,141	138,725

(1)Includes customer relationships related to the Company's acquisition of Polyair Inter Pack Inc. on August 3, 2018, with a carrying amount of $54.9 million and $59.6 million as of December 31, 2021 and 2020, respectively. These customer relationships will be fully amortized in the year 2033.
(2)Includes $0.1 million and $0.4 million of acquired software licenses during the years ended December 31, 2021 and 2020, respectively.
(3)Includes trademarks and trade names not subject to amortization totalling $22.9 million and $16.1 million as of December 31, 2021 and 2020, respectively.
During the year ended December 31, 2021, the loss on disposals was nil ($0.1 million in 2020 and nil in 2019, respectively).

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
•The tapes, films and protective packaging CGU (the "TF&P CGU") includes the Company’s tape, film and protective packaging manufacturing locations in the United States, Canada, India, Hong Kong, China, Germany, and the United Kingdom.

•The engineered coated products CGU (the “ECP CGU") includes the Company’s engineered coated products manufacturing facilities located in the United States, Canada, and India.

•As discussed in Note 19, the Company acquired the operating assets of Nortech in February 2020, which consists of one manufacturing facility (the "Nortech CGU") that operates largely on a standalone basis and with its own customer base.

•The Company has an additional CGU consisting of a single manufacturing facility located in Portugal, which does not contain any long-lived intangible assets or goodwill and, therefore, is not subject to annual impairment testing.
There were no indicators of impairment for the TF&P CGU and the ECP CGU. During the year ended December 31, 2021 and 2020, however, management concluded there were indicators of impairment for the Nortech CGU due to the impact of, and macroeconomic events resulting from, COVID-19 and other delays in the acquisition integration efforts. Due to the existence of recorded goodwill and indefinite-lived intangible assets associated with the TF&P CGU, the ECP CGU and the Nortech CGU, the Company conducted impairment tests as discussed further below.
The tests did not result in any impairment being recognized as of December 31, 2021 and 2020. Unrelated to the impairment tests performed at the CGU level, there were impairments of certain individual assets as disclosed in the impairments table further below.
The Company also considers indicators, if any exist, for the reversal of prior impairment charges recorded. This analysis of indicators is based on the recent and projected results of CGUs and specific asset groups that were previously impaired. For the years ended December 31, 2021 and 2020, these analyses did not result in any impairment reversals.
Impairment Testing
All of the Company’s carrying amounts of goodwill, intangible assets with indefinite useful lives and software not yet available for use as of December 31, 2021 and 2020 relate to the TF&P CGU, the ECP CGU and the Nortech CGU. The Company performed the required annual impairment testing for these asset groups during the fourth quarter of 2021 and 2020. The impairment test for the asset groups was determined based on their value in use. Key assumptions used in each discounted cash flow projection, management’s approach to determine the value assigned to each key assumption, and other information as required for the asset groups are outlined in the tables below. Changes in key assumptions used that the Company believes are reasonably possible would not cause the carrying amounts of the asset groups to exceed their recoverable amounts, in which case impairments would otherwise be recognized.

Revenue and other future assumptions used in these models were prepared in accordance with IAS 36 – Impairment of Assets and do not include the benefit from obtaining, or the incremental costs to obtain, growth initiatives or cost reduction programs that the Company may be planning but has not yet undertaken within its current asset base.

Details of the key assumptions used in impairment tests performed as of December 31, 2021 are outlined below:

	TF&P CGU	ECP CGU	Nortech CGU
Carrying amount allocated to the asset group:
Goodwill	$120,601	$5,593	$25,640
Intangible assets with indefinite useful lives	$21,281	—	$1,616
Results of test performed as of December 31, 2021:
Forecast period annual revenue growth rates (1)	15% in 2022, 3% in 2023, tapering down to 2% thereafter	14% in 2022, 3% thereafter	77% in 2022, 19% in 2023, 29% in 2024, tapering down to 3% thereafter
Discount rate (2)	7.9%	10.9%	11.6%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of (3)	2%	3%	3%
Income tax rate (4)	28.0%	27.0%	25.5%
(1)For the TF&P CGU and for the ECP CGU, the projected revenue growth rates for the period are consistent with the Company's recent history of sales volumes within the asset group, as well as the Company’s expectation that its sales will at least match gross domestic product growth. For 2022, anticipated revenue growth used in these analyses is partially attributable to expected increases in selling prices due to the passing through of higher costs to customers.

For the TF&P CGU, projections assume that the Company’s revenue will grow due to growth in the e-commerce channel and areas of recent capital investment in the short term, and consistent with United States gross domestic product average projections over the longer term.

For the ECP CGU, projections expect additional revenue from recent capacity expansion investments made in the short term, and sustained growth levels consistent with United States gross domestic product over the longer term.

For the Nortech CGU, projections expect the business to achieve growth due to acquisition integration improvements to both scale production and optimize the cost/pricing structure, which is expected to add long-term value to the Company, despite slower than anticipated revenue and lower margins during 2020 and 2021. The initial high rate of growth currently anticipated in 2022 is largely due to continued recovery from COVID-19 pressures and expected improvements in operational performance.
(2)The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.
(3)Cash flows beyond the forecast period have been primarily extrapolated at or below the projected long-term average growth rates for the asset groups.
(4)The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.
Sensitivity analysis performed as of December 31, 2021 using reasonably possible changes in key assumptions above are outlined below:

	TF&P CGU	ECP CGU	Nortech CGU
Forecast period annual revenue growth rates	15% in 2022, 0% in 2023 through 2030, and 2% thereafter	14% in 2022, 1% in 2023 through 2030, and 3% thereafter	0% in 2022 and 2023, 77% in 2024, 19% in 2025, 29% in 2026, tapering down to 3% thereafter
Discount rate	9.9%	12.9%	13.6%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of	1%	1%	2%
Income tax rate	35.0%	37.0%	28.0%
There was no indication of any impairment resulting from changing the individual assumptions above.

Details of the key assumptions used in impairment tests performed as of December 31, 2020 are outlined below:

	T&F Group (1)	ECP CGU	Nortech CGU
Carrying amount allocated to the asset group
Goodwill	$101,568	$5,686	$25,640
Intangible assets with indefinite useful lives	$14,493	—	$1,616
Results of test performed as of December 31, 2020:
Forecast period annual revenue growth rates (2)	9% in 2021, 2%-3% thereafter	12% in 2021, 3% in 2022, tapering down to 3% thereafter	35% in 2021, 55% in 2022, tapering down to 3% thereafter
Discount rate (3)	8.8%	11.6%	12.5%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of (4)	2%	3%	3%
Income tax rate (5)	28.0%	27.0%	25.5%

(1)The tapes and films CGU (the "T&F CGU") includes the Company’s tape and film manufacturing locations in the United States, Canada and India. In 2020, the Company's subsidiaries Polyair Canada Limited, Polyair Corp. and GPCP, Inc. (collectively, "Polyair") continued to be considered a separate CGU by management, despite integration efforts making significant progress in 2019 and in 2020, and in continuing towards furthering operational alignment and interdependency of cash flows within the T&F CGU. Management monitored the goodwill balance of Polyair combined with the T&F CGU assets as it remained focused on achieving its strategic plan of developing significant acquisition synergies and, as a result of those synergies, having greater interdependencies of cash flows. Accordingly, the assets of Polyair were included in the tapes and film impairment test (the “T&F Group”).
(2)For the T&F Group and for the ECP CGU, the projected revenue growth rates for the period are consistent with the Company's recent history of sales volumes within the asset group, as well as the Company’s expectation that its sales will at least match gross domestic product growth. For 2021, anticipated revenue growth used in these analyses is partially attributable to expected increases in selling prices due to the passing through of higher raw material costs to customers.

For the T&F Group, projections assume that the Company’s revenue will grow due to growth in the e-commerce channel and areas of recent capital investment in the short term, and consistent with United States gross domestic product average projections over the longer term.

For the ECP CGU, projections expect additional revenue from recent capacity expansion investments made and recovery from COVID-19 demand disruptions in the short term, and sustained growth levels consistent with United States gross domestic product over the longer term.

For the Nortech CGU, projections expect the business to achieve growth in the acquisition business case, which has been delayed by national lockdowns and restricted customer capital expenditures due to the global COVID-19 pandemic. The initial high rate of growth anticipated in 2021 is largely due to an expected recovery from these delays in fulfilling the customer order backlog.
(3)The discount rate used is the estimated weighted average cost of capital for the asset group, using observable market rates and data based on a set of publicly traded industry peers.
(4)Cash flows beyond the forecast period have been primarily extrapolated at or below the projected long-term average growth rates for the asset groups.
(5)The income tax rate represents an estimated effective tax rate based on enacted or substantively enacted rates.

Sensitivity analysis performed as of December 31, 2020 using reasonably possible changes in key assumptions above are outlined below:

	T&F Group	ECP CGU	Nortech CGU
Forecast period annual revenue growth rates	9% in 2021, 0% thereafter	12% in 2021, 1% thereafter	0% in 2021 and 2022, 109% in 2023, 21% in 2023, 17% in 2024, tapering down to 3% thereafter
Discount rate	11.0%	12.6%	14.5%
Cash flows beyond the forecast period have been extrapolated using a steady growth rate of	1%	1%	2%
Income tax rate	35.0%	37.0%	28.0%
There was no indication of any impairment resulting from changing the individual assumptions above.
Impairments

Impairments recognized during the year ended December 31, 2021 and 2020 are presented in the table below. There were no reversals of impairments recognized during the year ended December 31, 2021 and 2020.

	2021	2020
	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Inventories	—	596
	—	596
Cost of sales
Inventories	5,240	1,179
Property, plant and equipment
Buildings	72	—
Manufacturing equipment	219	127
Construction in progress	513	86
Intangibles	—	371
	6,044	1,763
Total	6,044	2,359
The assets impaired during the year ended December 31, 2021 were primarily impairments of inventories related to (i) Nortech net realizable value write-downs and returned product and (ii) slow-moving and obsolete goods. The assets impaired during the year ended December 31, 2020 were primarily impairments of inventories related to slow-moving and obsolete goods, including inventory associated with the Montreal, Quebec manufacturing facility closure.
The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell.

14 - BORROWINGS

Borrowings are composed of the following for the years ended:

		December 31, 2021		December 31, 2020
	Maturity	Weighted average effective interest rate	$	Weighted average effective interest rate	$
2021 Senior Unsecured Notes (a)	June 2029	4.38%	395,614	—%	—
2018 Senior Unsecured Notes (b)	October 2026	—%	—	7.00%	246,236
2021 Credit Facility (c)	June 2026	2.16%	96,116	—%	—
2018 Credit Facility (d)	June 2023	—%	—	3.07%	185,162
2018 Capstone Credit Facility (e)	Various until June 2023	5.17%	11,389	6.47%	10,505
Partially forgivable government loans (f)	Various until June 2026	1.25%	4,628	1.25%	5,265
Lease liabilities (g)	Various until December 2034	5.89%	44,801	6.12%	42,122
Other borrowings (h)	Various until December 2025	0.77% - 4.70%	2,713	0.82% - 9.31%	674
Total borrowings			555,261		489,964
Less: borrowings and lease liabilities, current			18,119		26,219
Total borrowings and lease liabilities, non-current			537,142		463,745
The aggregate principal amounts of the related borrowings and lease liabilities in the table above are presented net of debt issuance costs of $8.3 million and $5.1 million as of December 31, 2021 and 2020, respectively, and imputed interest of $0.2 million and $0.3 million as of December 31, 2021 and 2020, respectively, netting to $8.1 million and $4.8 million as of December 31, 2021 and 2020, respectively.
Refer to Note 24 for a maturity analysis on borrowings.
(a)2021 Senior Unsecured Notes
On June 8, 2021, the Company completed the private placement of $400.0 million aggregate principal amount of senior unsecured notes due June 15, 2029 ("2021 Senior Unsecured Notes"). The Company incurred debt issuance costs of $5.0 million which were capitalized and are being amortized using the straight-line method over the eight-year term. The 2021 Senior Unsecured Notes bear interest at a rate of 4.375% per annum, payable semi-annually, in cash, in arrears on June 15 and December 15 of each year, beginning on December 15, 2021.

The Company used the net proceeds from the 2021 Senior Unsecured Notes to redeem its previously outstanding 2018 Senior Unsecured Notes (defined below), to repay a portion of the borrowings outstanding under its 2018 Credit Facility (defined below) and to pay related fees and expenses, as well as for general corporate purposes.
As of December 31, 2021, the 2021 Senior Unsecured Notes outstanding balance amounted to $400.0 million ($395.6 million, net of $4.4 million in unamortized debt issuance costs).
On or after June 15, 2024, the Company may redeem the 2021 Senior Unsecured Notes at its option, in whole or in part, on certain redemption dates and at certain redemption prices specified in the indenture, plus any accrued and unpaid interest. In addition, prior to June 15, 2024, the Company may redeem the 2021 Senior Unsecured Notes at its option, in whole or in part, from time to time, at a redemption price equal to 100% of the principal amount of the notes redeemed, plus an applicable premium specified in the indenture, plus any accrued and unpaid interest. If the Company experiences a change of control, it may be required to offer to repurchase the 2021 Senior Unsecured Notes at a purchase price equal to 101% of their aggregate principal amount plus any accrued and unpaid interest up to, but excluding, the date of such repurchase.
The 2021 Senior Unsecured Notes indenture contains usual and customary incurrence-based covenants that are generally less restrictive than covenants under the 2021 Credit Facility (defined below) and, among other things, limit the Company's ability to incur additional debt; pay dividends, redeem stock or make other distributions; enter into certain types of transactions with affiliates; incur liens on assets; make certain restricted payments and investments; engage in certain asset sales, including sale and leaseback transactions; agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Company; and merge, consolidate, transfer or dispose of substantially all assets. Certain of these covenants will be suspended if the 2021 Senior Unsecured Notes are assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services, Inc. None of these covenants are considered restrictive to the Company’s operations and, as of December 31, 2021, the Company was in compliance with all of these debt covenants. The 2021 Senior Unsecured Notes are guaranteed by all direct and indirect subsidiaries of the Parent Company that are borrowers or guarantors under the 2021 Credit Facility. Under the terms of the indenture, any direct or indirect subsidiaries that in the future become borrowers or guarantors under the 2021 Credit Facility shall also be guarantors of the 2021 Senior Unsecured Notes.
(b)2018 Senior Unsecured Notes
On June 16, 2021, the Company's $250.0 million 7.00% senior unsecured notes ("2018 Senior Unsecured Notes") were redeemed in full, resulting in satisfaction and discharge of the obligation. In connection with the redemption of its 2018 Senior Unsecured Notes, the Company wrote-off debt issuance costs of $3.6 million which are recorded as interest expense under the caption finance costs (income) in earnings, and recognized an early redemption premium and other costs of $14.4 million recorded as other expense (income), net under the caption finance costs (income) in earnings.
On October 15, 2018, the Company completed the private placement of its 2018 Senior Unsecured Notes due October 15, 2026. The 2018 Senior Unsecured Notes bore interest at a rate of 7.00% per annum, which was payable semi-annually, in cash, in arrears on April 15 and October 15 of each year, beginning on April 15, 2019.
The 2018 Senior Unsecured Notes' indenture contained usual and customary incurrence-based covenants that were generally less restrictive than covenants under the 2018 Credit Facility and 2021 Credit Facility and, among other things, limited the Company's ability to incur additional debt; pay dividends, redeem stock or make other distributions; enter into certain types of transactions with affiliates; incur liens on assets; make certain restricted payments and investments; engage in certain asset sales, including sale and leaseback transactions; agree to certain restrictions on the ability of restricted subsidiaries to make payments to the Company; and merge, consolidate, transfer or dispose of substantially all assets. The indenture allowed for suspension of certain covenants if the 2018 Senior Unsecured Notes were assigned an investment grade rating by Standard & Poor's Rating Services and Moody's Investors Services, Inc. None of these covenants were considered restrictive to the Company’s operations. The 2018 Senior Unsecured Notes were guaranteed by all direct and indirect subsidiaries of the Parent Company that were borrowers or guarantors under the 2018 Credit Facility. Under the terms of the indenture, any direct or indirect subsidiaries that became borrowers or guarantors under the 2018 Credit Facility were also considered guarantors of the 2018 Senior Unsecured Notes.
(c)2021 Credit Facility
On June 14, 2021, the Company entered into a new five-year, $600.0 million credit facility (“2021 Credit Facility”) with a syndicated lending group, amending and extending the Company's 2018 Credit Facility that was due to mature in June 2023. The 2018 Credit Facility's outstanding balance of $112.8 million at the time of amendment was transferred to the 2021 Credit Facility.

In securing the 2021 Credit Facility, the Company incurred debt issuance costs amounting to $3.4 million which, in addition to the remaining unamortized debt issuance costs on the 2018 Credit Facility, were capitalized and are being amortized using the straight-line method over the five-year term of the loan. The 2021 Credit Facility consists of a $600.0 million revolving credit facility, as well as an incremental accordion feature of $300.0 million, which would enable the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) to $900.0 million, if needed.

The 2021 Credit Facility matures on June 12, 2026 and bears an interest rate based, at the Company’s option, on the London Inter-bank Offered Rate ("LIBOR") (or a lender-approved comparable or successor rate), the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 10 and 235 basis points (110 basis points as of December 31, 2021) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.

As of December 31, 2021, the 2021 Credit Facility's outstanding principal balance amounted to $100.0 million ($96.1 million, net of $3.9 million in unamortized debt issuance costs). Including $2.3 million in standby letters of credit, total utilization under the 2021 Credit Facility amounted to $102.3 million. Accordingly, the Company’s unused availability as of December 31, 2021 amounted to $497.7 million.

The 2021 Credit Facility has two financial covenants, a consolidated secured net leverage ratio not to be more than 4.00 to 1.00, with an allowable temporary increase to 4.50 to 1.00 for the quarter in which the Company consummates an acquisition with a price not less than $50.0 million and the following three quarters, and a consolidated interest coverage ratio not to be less than 2.25 to 1.00. The Company was in compliance with the consolidated secured net leverage ratio and consolidated interest coverage ratio, which were 0.47 and 10.73 respectively, as of December 31, 2021. In addition, the 2021 Credit Facility has certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions. The Company was in compliance with all covenants as of, and during the year ended, December 31, 2021.
The 2021 Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries who are borrowers or guarantors under the facility.
(d)2018 Credit Facility
The Company's five-year, $600.0 million credit facility entered into on June 14, 2018 and due in June 2023 ("2018 Credit Facility") was amended and extended on June 14, 2021 as part of entering into the 2021 Credit Facility, as discussed above.
In securing the 2018 Credit Facility, the Company incurred debt issue costs amounting to $2.7 million which were capitalized and were being amortized using the straight-line method over the five-year term of the loan. At the time the Company entered into the 2021 Credit Facility, the remaining unamortized debt issuance costs on the 2018 Credit Facility totalled $1.1 million, which are now being amortized using the straight-line method over the five-year term of the 2021 Credit Facility.
The 2018 Credit Facility consisted of a $400.0 million revolving credit facility (“2018 Revolving Credit Facility”) and a $200.0 million term loan (“2018 Term Loan”). The 2018 Term Loan included amortization features of $65.0 million through March 2023 ($5.0 million in 2018, $10.0 million in 2019, $12.5 million in 2020, $15.0 million in 2021, $17.5 million in 2022, and $5.0 million in 2023), and the remaining balance was due upon maturity in June 2023. Repayments of borrowings under the 2018 Term Loan were not available to be borrowed again in the future.
The 2018 Credit Facility also included an incremental accordion feature of $200.0 million, which enabled the Company to increase the limit of this facility (subject to the credit agreement's terms and lender approval) if needed. The 2018 Credit Facility bore an interest rate based, at the Company’s option, on LIBOR, the Federal Funds Rate, or Bank of America’s prime rate, plus a spread varying between 25 and 250 basis points (150 basis points as of December 31, 2020) depending on the debt instrument's benchmark interest rate and the consolidated secured net leverage ratio.
The 2018 Credit Facility was secured by a first priority lien on all personal property of the Company and all previous material subsidiaries who were borrowers or guarantors under the facility.
The 2018 Credit Facility had, in summary, two financial covenants: (i) a consolidated secured net leverage ratio not to be more than 3.70 to 1.00 with an allowable temporary increase to 4.20 to 1.00 for the quarters in which the Company consummated an acquisition with a price not less than $50.0 million and the following three quarters and (ii) a consolidated interest coverage ratio not to be less than 2.75 to 1.00. In addition, the 2018 Credit Facility had certain non-financial covenants, such as covenants regarding indebtedness, investments, and asset dispositions.
(e)2018 Capstone Credit Facility
On February 6, 2018, Capstone, one of the Company's subsidiaries, entered into an INR 975.0 million ($15.0 million) credit facility ("2018 Capstone Credit Facility"). The 2018 Capstone Credit Facility consists of an INR 585.0 million ($9.0 million) term loan facility ("Capstone Term Loan Facility") for financing capital expenditures and INR 390.0 million ($6.0 million) working capital facility ("Capstone Working Capital Facility") and bears interest based on the prevailing Indian Marginal Cost-Lending Rate ("IMCLR"). Any repayments of borrowings under the Capstone Term Loan Facility are not available to be borrowed again in the future. The 2018 Capstone Working Capital Facility and the balance of the Capstone Term Loan Facility mature in June 2023. Funding under the Capstone Term Loan Facility is committed, while the Capstone Working Capital Facility is uncommitted. Borrowings under the 2018 Capstone Credit Facility are guaranteed by the Parent Company and are otherwise unsecured.
As of December 31, 2021, the 2018 Capstone Credit Facility credit limit was INR 975.0 million ($13.1 million). The Capstone Term Loan Facility had an outstanding balance of INR 564.1 million ($7.6 million), and the Capstone Working Capital Facility outstanding balance was INR 283.4 million ($3.8 million) for a total gross outstanding amount of INR 847.5 million ($11.4 million). As of December 31, 2021, the 2018 Capstone Credit Facility's unused availability was INR 106.6 million ($1.4 million), composed entirely of uncommitted funding.
USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.

(f)Partially forgivable government loans
In August 2015, one of the Company’s wholly-owned subsidiaries entered into a partially forgivable loan with the Agencia para Investmento Comercio Externo de Portugal, EPE ("AICEP"), the Portuguese agency for investment and external trade, as part of financing a capital expansion project. Based on the terms of the agreement, up to 50% of the loan could be forgiven as long as certain conditions were met, namely satisfying certain 2019 targets, including financial metrics and headcount additions, to be confirmed and communicated after the conclusion of the project. The Company had determined there was reasonable assurance that the forgiveness requirements would be satisfied and as a result €2.1 million ($2.4 million) was reclassified to deferred income in other liabilities as of December 31, 2019. On February 11, 2021, the AICEP formally approved for 45% of the original cash proceeds borrowed to be forgiven.

The partially forgivable loan is non-interest bearing with semi-annual installments of principal due from July 2018 through January 2025. To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary.
As of December 31, 2021, the loan had an outstanding balance of €1.4 million ($1.5 million) and a fair value of €1.3 million ($1.5 million). The difference between the outstanding balance and the fair value of the loan is the benefit derived from the interest-free loan which is recognized as deferred income in other liabilities until the assets are placed into service. When the capital expansion assets are placed into service, the deferred income is recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives.
The unamortized deferred income, which consists of the benefits of both meeting the loan forgiveness requirements and the interest-free loan status, is €1.7 million ($1.9 million) as of December 31, 2021 (€1.9 million ($2.3 million) as of December 31, 2020) and is included in the Company's consolidated balance sheet in the caption other liabilities.
In February 2018, the same subsidiary entered into a second partially forgivable loan with the AICEP to finance an additional capital expansion project. Based on the terms of the agreement, up to 60% of the loan could be forgiven in 2023 as long as certain conditions were met, namely satisfying certain 2022 targets, including financial metrics and headcount additions. The partially forgivable loan is non-interest bearing and semi-annual installments of principal are due from December 2020 through June 2026. To reflect the benefit of the interest-free status, the loan was discounted to its estimated fair value using a discount rate of 1.25% which reflects the borrowing cost of the Company’s wholly-owned subsidiary.
As of December 31, 2021, the loan had an outstanding balance of €2.9 million ($3.3 million) and a fair value of €2.8 million ($3.1 million). The difference between the outstanding balance and the fair value of the loan is the benefit derived from the interest-free loan and is recognized as deferred income. Additionally, once the Company has determined there is reasonable assurance that the forgiveness requirements will be satisfied, the portion of the loan that is no longer repayable will be reclassified to deferred income in other liabilities. The deferred income will be recognized in earnings through cost of sales on a systematic basis over the related assets’ useful lives when the capital expansion assets are placed into service. The unamortized deferred income is €0.2 million ($0.2 million) as of December 31, 2021 and December 31, 2020 and is included in the Company's consolidated balance sheet in the caption other liabilities.
Imputed interest expense is recorded over the life of the loans so that at the end of the loan periods the amounts to be reimbursed will equal the nominal amounts. Interest expense of less than $0.1 million was recognized on these loans during the years ended December 31, 2021 and 2020.
USD amounts presented above are translated from Euros and are impacted by fluctuations in the USD and Euro exchange rates.
(g)Refer to Note 15 for more information regarding lease liabilities.

(h)Other borrowings

IPG Asia Credit Facility
One of the Company's subsidiaries, IPG Asia, has a credit facility consisting of an INR 375.0 million ($5.0 million) working capital facility that renews annually, is due upon demand and bears interest based on the prevailing IMCLR ("IPG Asia Credit Facility").
The IPG Asia Credit Facility is guaranteed by the Parent Company, and certain local assets (with a carrying amount of $39.2 million as of December 31, 2021) are required to be pledged. IPG Asia is prohibited from granting liens on its assets without the consent of the lender under the IPG Asia Credit Facility. Funding under the IPG Asia Credit Facility is not committed and could be withdrawn by the lender with 10 days' notice. Additionally, under the terms of the IPG Asia Credit Facility, IPG Asia's debt to net worth ratio (as defined by the IPG Asia Credit Facility credit agreement) must be maintained below 3.00. IPG Asia was in compliance with the debt to net worth ratio which was 0.04 as of December 31, 2021.
As of December 31, 2021, the IPG Asia Credit Facility’s outstanding balance was INR 63.5 million ($0.9 million). Including INR 167.6 million ($2.2 million) in letters of credit, total utilization under the IPG Asia Credit Facility amounted to INR 231.1 million ($3.1 million). The IPG Asia Credit Facility's unused availability as of December 31, 2021 amounted to INR 143.9 million ($1.9 million), composed of uncommitted funding. USD amounts presented above are translated from INR and are impacted by fluctuations in the USD and INR exchange rates.

Short-term Credit Line

One of the Company’s wholly-owned subsidiaries has a short-term credit line for up to €2.5 million ($2.8 million) for the purpose of financing a capital expansion project. As of December 31, 2021, €1.5 million ($1.7 million) of the short-term credit line was utilized. No amounts were outstanding under the short-term credit line as of December 31, 2020. The credit line bears interest at the rate of the twelve-month Euro Interbank Offered Rate with a floor of 0% plus a premium (75 basis points as of December 31, 2021 and 2020). The short-term credit line matures in September 2022 and is renewable annually, with interest due quarterly and billed in arrears.

Vehicle Loans

One of the Company's subsidiaries has various loans related to the purchase of vehicles. The loans' outstanding principal balances amounted to €0.1 million ($0.1 million) as of December 31, 2021. The loans are repaid in annual installments through December 2025.

Reconciliation of liabilities arising from financing activities

The changes in the Company’s liabilities arising from financing activities can be classified as follows:

	Borrowings, non-current (excluding lease liabilities)	Borrowings, current (excluding lease liabilities)	Lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2019	443,819	20,235	44,756	508,810
Cash flows:
Proceeds	234,972	67,059	—	302,031
Repayments	(248,903)	(70,397)	(6,581)	(325,881)
Non-cash:
Lease additions	—	—	4,064	4,064
Lease disposals	—	—	(203)	(203)
Amortization of debt issuance costs	1,210	—	—	1,210
Foreign exchange and other	(23)	(130)	86	(67)
Reclassification	(2,364)	2,364	—	—
Balance as of December 31, 2020	428,711	19,131	42,122	489,964

	Borrowings, non-current (excluding lease liabilities)	Borrowings, current (excluding lease liabilities)	Lease liabilities	Total
	$	$	$	$
Balance as of December 31, 2020	428,711	19,131	42,122	489,964
Cash flows:
Proceeds	716,555	80,874	—	797,429
Repayments	(653,472)	(77,852)	(7,803)	(739,127)
Debt issuance costs (1)	(8,421)	—	—	(8,421)
Non-cash:
Lease additions	—	—	10,278	10,278
Lease disposals	—	—	(68)	(68)
Additions through business acquisitions	—	—	250	250
Amortization of debt issuance costs	1,502	—	—	1,502
Write-off of debt issuance costs	3,647	—	—	3,647
Foreign exchange and other	(192)	(23)	22	(193)
Reclassification	14,650	(14,650)	—	—
Balance as of December 31, 2021	502,980	7,480	44,801	555,261

(1)    Includes debt issuance costs of $0.1 million that were accrued for but unpaid as of December 31, 2021.

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

Lease liabilities are presented in the consolidated balance sheet under the caption borrowings and lease liabilities current and non-current as follows:

	December 31, 2021	December 31, 2020
	$	$
Lease liabilities (current)	10,639	7,088
Lease liabilities (non-current)	34,162	35,034
	44,801	42,122

Interest expense relating to payments on lease liabilities was approximately $2.4 million and $2.7 million for the years ended December 31, 2021 and 2020, respectively, and is included in interest expense under the caption finance costs (income) in earnings.

As of December 31, 2021, the Company's leases fall into the following categories, by class of right-of-use asset:

Count of leases	Buildings	Manufacturing equipment	Furniture, office equipment and other	Total right-of-use assets
Right-of-use assets leased	40	157	57	254
Leases with extension options	21	35	1	57
Extension options reasonably certain to exercise	10	—	—	10
Leases with options to purchase	1	8	3	12
Purchase options reasonably certain to exercise	1	5	—	6
Leases with variable payments linked to an index	—	36	—	36
Leases with termination options, none of which are reasonably certain to exercise	6	—	1	7

Lease terms on the Company's leasing activities by class of right-of-use asset recognized on the balance sheet are as follows:

	Buildings	Manufacturing equipment	Furniture, office equipment and other
Range of remaining term	1-156 months	1-84 months	1-46 months
Average remaining lease term	40 months	21 months	14 months

Rent expense relating to payments not included in the measurement of lease liabilities was approximately $2.5 million and $1.8 million for the years ended December 31, 2021 and 2020, respectively, and is composed of the following:

	December 31, 2021	December 31, 2020
	$	$
Short-term leases	837	826
Leases of low value assets	123	81
Variable lease payments	1,508	850
	2,468	1,757

Refer to the Liquidity section of Note 24 for the disclosure of minimum lease liabilities due.
61

As of December 31, 2021, the Company had commitments of $4.2 million, respectively, for short-term leases and leases of manufacturing equipment, furniture, office equipment, and other which had not yet commenced.

Total cash outflow for leases for the twelve months ended December 31, 2021 and 2020 was $12.7 million and $11.0 million, respectively.
16 - PROVISIONS AND CONTINGENT CONSIDERATION
The reconciliation of the Company’s provisions is as follows:

	Environmental	Restoration	Termination benefits	Litigation	Contingent consideration	Total
	$	$	$	$	$	$
Balance as of December 31, 2019	1,524	1,586	961	764	—	4,835
Provisions assumed through business acquisitions	—	—	—	100	—	100
Additional provisions	—	80	4,162	258	11,005 (1)	15,505
Amounts used	(127)	—	(2,654)	(8)	—	(2,789)
Amounts reversed	—	—	(52)	—	(11,005)	(11,057)
Net foreign exchange differences	—	10	48	—	—	58
Balance as of December 31, 2020	1,397	1,676	2,465	1,114	—	6,652

Amount presented as current	819	50	2,370	983	—	4,222
Amount presented as non-current	578	1,626	95	131	—	2,430
Balance as of December 31, 2020	1,397	1,676	2,465	1,114	—	6,652

Provisions assumed through business acquisitions	—	88	—	—	—	88
Additional provisions	—	12	314	208	8,305	8,839
Amounts used	(165)	—	(1,842)	(1,034)	—	(3,041)
Amounts reversed	(50)	—	(240)	(106)	—	(396)
Net foreign exchange differences	—	1	(1)	(1)	9	8
Balance as of December 31, 2021	1,182	1,777	696	181	8,314	12,150

Amount presented as current	670	—	413	78	3,344	4,505
Amount presented as non-current	512	1,777	283	103	4,970	7,645
Balance as of December 31, 2021	1,182	1,777	696	181	8,314	12,150

(1)    Includes increases resulting from net present value discounting of $0.2 million. Refer to Note 24 for additional information regarding the Company's contingent consideration arrangements.

The environmental provision activity during the years ended December 31, 2021 and 2020 is primarily related to the Columbia, South Carolina facility.
The restoration provision pertains to leases at manufacturing facilities where the Company is obligated to restore the leased properties to the same condition that existed at the lease commencement date. The estimated expenses will not be incurred until the end of the lease terms which, is not in the next twelve months, and only occurs if the lease is not renewed.
Termination benefits activity during the years ended December 31, 2021 and 2020 relate primarily to employee restructuring initiatives started in 2020 in response to COVID-19 uncertainties. Refer to Note 4 for additional information on manufacturing facility closures, restructuring and other related charges.
The Company records liabilities for legal proceedings in those instances where it can reasonably estimate the amount of the loss and where liability is probable. The Company is engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management currently believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole as of December 31, 2021.
The Company is party to certain contingent consideration arrangements as part of the Nortech Acquisition (defined in Note 19) and Nuevopak Acquisition (defined in Note 19), which require the Company to make future payments, if specified future events occur or conditions are met, based on the provisions contained within the respective acquisition's purchase agreement. Refer to Note 24 for additional information regarding the Company's contingent consideration arrangements.
As of December 31, 2021, and 2020, no reimbursements are expected to be received by the Company for any of the provided amounts and there were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.
17 - OTHER LIABILITIES

Other liabilities are composed of the following for the years ended:

	December 31, 2021	December 31, 2020
	$	$
Deferred compensation (1)	6,584	3,943
Deferred income on partially forgivable government loans (2)	2,098	2,525
Interest rate swap agreements (3)	1,642	4,025
Contract liabilities	938	565
Royalty liabilities	926	301
Deferred social security tax (4)	—	3,239
Other	359	168
	12,547	14,766

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
Common Shares
The Company’s common shares outstanding as of December 31, 2021 and 2020, were 59,284,947 and 59,027,047, respectively.

Dividends
Cash dividends paid to shareholders are as follows for each of the years in the three-year period ended December 31, 2021:

Declared Date	Paid date	Per common share amount	Shareholder record date	Common shares issued and outstanding	Aggregate payment (1)
		$			$
March 12, 2019	March 29, 2019	0.1400	March 22, 2019	58,665,310	8,189
May 8, 2019	June 28, 2019	0.1400	June 14, 2019	58,877,185	8,352
August 7, 2019	September 30, 2019	0.1475	September 16, 2019	58,877,185	8,709
November 8, 2019	December 30, 2019	0.1475	December 16, 2019	58,939,685	8,742
March 12, 2020	March 31, 2020	0.1475	March 23, 2020	59,009,685	8,807
May 12, 2020	June 30, 2020	0.1475	June 15, 2020	59,009,685	8,651
August 12, 2020	September 30, 2020	0.1475	September 15, 2020	59,009,685	8,574
November 11, 2020	December 31, 2020	0.1575	December 16, 2020	59,019,546	9,354
March 11, 2021	March 31, 2021	0.1575	March 22, 2021	59,027,047	9,237
May 11, 2021	June 30, 2021	0.1575	June 16, 2021	59,027,047	9,214
August 10, 2021	September 30, 2021	0.1700	September 16, 2021	59,284,947	10,039
November 11, 2021	December 31, 2021	0.1700	December 17, 2021	59,284,947	10,151
(1)Aggregate dividend payment amounts presented in the table above are adjusted for the impact of foreign exchange rates on cash payments to shareholders.
Share Repurchases
On July 23, 2021, the Company renewed its normal course issuer bid ("NCIB"), under which it is permitted to repurchase for cancellation up to 4,000,000 common shares of the Company at prevailing market prices during the twelve-month period ending July 22, 2022. As of December 31, 2021 and March 10, 2022, 4,000,000 shares remained available for repurchase under the NCIB. The Company's two previous NCIBs, which each allowed repurchases for cancellation up to 4,000,000 common shares, expired on July 22, 2021 and July 22, 2020, respectively. There were no share repurchases during the years ended December 31, 2021 and 2020.
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
Prior ESOP (elapsed on June 4, 2018)
Stock options outstanding under the prior ESOP are equity-settled and expire no later than ten years after the date of the grant and can be used only to purchase stock and may not be redeemed for cash. Stock options granted to key employees and executives vested one-third on each of the first three anniversaries of the date of grant. Stock options granted to directors who are not officers of the Company vested 25% on the grant date and 25% on each of the first three anniversaries of the date of grant.

All stock options granted, under both plans described above, were granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the Company's common shares on the TSX for the day immediately preceding the effective date of the grant.
The changes in number of stock options outstanding were as follows for each of the years in the three-year period ended December 31, 2021:

	2021		2020		2019
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	11.25	2,449,222	16.49	1,010,901	14.59	1,009,793
Granted	29.34	243,152	7.94	1,533,183	17.54	392,986
Exercised	12.90	(257,900)	19.94	(17,362)	12.34	(359,375)
Forfeited	—	—	12.34	(77,500)	15.85	(32,503)
Balance, end of year	12.88	2,434,474	11.25	2,449,222	16.49	1,010,901

Shares issued upon exercise of stock options during 2021, 2020 and 2019 had a weighted average fair value per share at exercise of $24.41, $20.11 and $13.06, respectively.
The following table summarizes information about stock options outstanding and exercisable for each of the years in the three-year period ended December 31, 2021:

	Options outstanding			Options exercisable
Range of exercise prices (CDN$)	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2021
$7.94	1,501,231	5.82	7.94	479,111	7.94
$12.55	140,000	2.21	12.55	140,000	12.55
$17.54	338,604	4.84	17.54	215,109	17.54
$21.76	211,487	3.97	21.76	211,487	21.76
$29.34	243,152	6.47	29.34	—	—
	2,434,474	5.38	12.88	1,045,707	13.33
December 31, 2020
$7.94	1,533,183	6.76	7.94	—	—
$12.04 to $12.55	320,000	2.82	12.30	320,000	12.30
$17.54	362,982	5.67	17.54	115,994	17.54
$21.76	233,057	4.71	21.76	152,084	21.76
	2,449,222	5.89	11.25	588,078	15.78
December 31, 2019
$12.04 to $12.55	397,500	3.13	12.30	397,500	12.30
$17.54	370,483	6.62	17.54	—	—
$21.76	242,918	5.61	21.76	80,973	21.76
	1,010,901	5.01	16.49	478,473	13.90

The weighted average fair value of stock options granted was estimated using the Black-Scholes option pricing model. The following table summarizes information about the weighted average fair value of stock options granted during each of the years in the three-year period ending December 31, 2021, including the weighted average assumptions used in the model:

	December 31, 2021	December 31, 2020	December 31, 2019
Weighted average fair value of stock options granted	$4.25	$0.44	$2.21
Weighted average model assumptions:
Expected life	5.5 years	5.5 years	4.9 years
Expected volatility (1)	27.63%	34.18%	29.79%
Risk-free interest rate	1.09%	0.75%	1.44%
Expected dividends	3.07%	10.79%	4.27%
Stock price at grant date	CDN$ 29.34	CDN$ 7.94	CDN$ 17.54
Exercise price of awards	CDN$ 29.34	CDN$ 7.94	CDN$ 17.54
Foreign exchange rate USD to CDN	1.2482	1.4526	1.3380
(1)Expected volatility was calculated by applying a weighted average of the daily closing price on the TSX for a term commensurate with the expected life of the grant.
Restricted Share Units
A RSU is a right to receive a cash payment equal to the five trading days VWAP of the Company’s common shares on the TSX immediately preceding a date specified in the grant terms after completion of time-based vesting conditions. The purpose of a RSU is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. Grants of RSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. RSUs accrue dividend equivalents which are paid in cash at the settlement date. A dividend equivalent is calculated as the number of settled RSUs multiplied by the amount of cash dividends per share declared and paid by the Company between the date of grant and the settlement date.
The following table summarizes information about RSUs for each of the years in the three-year period ended December 31, 2021:

	2021	2020	2019
RSUs granted	81,981	281,326	120,197
Weighted average fair value per RSU granted	$23.88	$6.07	$13.74
RSUs forfeited	3,349	8,643	7,412
RSUs settled	106,906	—	—
Weighted average fair value per RSU settled	23.84	—	—
Cash settlements (1)	2,733	—	—
(1)    Includes a cash payment of dividend equivalents on RSUs equaling the product that results from multiplying the number of settled RSUs by the amount of cash dividends per common share declared and paid by the Company from the date of grant of the RSUs to the settlement date.
The following table summarizes information about RSUs outstanding as of:

	December 31, 2021	December 31, 2020
RSUs outstanding	469,468	497,287
Weighted average fair value per RSU outstanding	$20.21	$18.91

Performance Share Units

A PSU is a right to receive a cash payment equal to the five trading days VWAP of the Company's common shares on the TSX immediately preceding a date specified in the grant terms after completion of vesting conditions specified in the grant terms. The purpose of a PSU is to tie a portion of the value of the compensation of participants to the future value of the Company's common shares. Grants of PSUs to employees of the Company are on a discretionary basis and subject to the Board of Directors’ approval. PSUs accrue dividend equivalents which are paid in cash at the settlement date. A dividend equivalent is calculated as the number of settled PSUs multiplied by the amount of cash dividends per share declared and paid by the Company between the date of grant and the settlement date.

Grant details for PSUs granted prior to December 31, 2017:

The PSUs granted prior to December 31, 2017 were eligible to vest from 0% to 150% of the Target Shares ("Target Shares" reflects 100% of the PSUs granted) based on the Company's total shareholder return ("TSR") ranking relative to a specified peer group of companies (the "Peer Group") over the measurement period as outlined in the table below:

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
76th percentile or higher	150%
51st-75th percentile	100%
25th-50th percentile	50%
Less than the 25th percentile	0%

The performance and vesting period was the period from the date of grant through the third anniversary of the date of grant. The PSUs were expensed over the vesting period.

On August 7, 2019, the Board of Directors amended the terms of the PSU awards granted in 2017 only to modify the performance adjustment factor specific to the TSR ranking relative to the Peer Group over the performance measurement period. The amendment was intended to align the performance adjustment factors with the market practice of interpolating as well as the recent practice of the Company. As amended, the TSR performance adjustment factor was determined as follows (interpolated on a straight-line basis):

TSR Ranking Relative to the Peer Group	Percent of Target Shares Vested
75th percentile or above	150%
50th percentile	100%
25th percentile	50%
Less than the 25th percentile	0%
Grant details for PSUs granted subsequent to December 31, 2017 and prior to December 31, 2019:
The number of PSUs granted in 2018 and 2019 that will be eligible to vest can range from 0% to 175% of the Target Shares as determined by multiplying the number of PSUs awarded by the adjustment factors as follows:
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

The following table summarizes information about PSUs for each of the years in the three-year period ended December 31, 2021:

	2021	2020	2019
PSUs granted	200,982	694,777	291,905
Weighted average fair value per PSU granted	$29.02	$5.59	$14.28
PSUs forfeited/cancelled	10,046	25,923	23,739
PSUs added/(cancelled) by performance factor (1)	143,512	(346,887)	(401,319)
PSUs settled	409,670	—	—
Weighted average fair value per PSU settled	$23.84	$—	$—
Cash payment on settlement (2)	$10,472	$—	$—
(1)The table below provides further information regarding the PSUs settled included in the table above. The number of PSUs settled reflects the performance adjustments to the Target Shares:

Grant Date	Date Settled	Target Shares	Performance	PSUs settled
March 21, 2016	March 21, 2019	371,158	0%	—
December 20, 2016	December 20, 2019	30,161	0%	—
March 20, 2017	March 20, 2020	346,887	0%	—
March 21, 2018	March 23, 2021	266,158	153.9%	409,670
(2)    Includes a cash payment of dividend equivalents on PSUs equaling the product that results from multiplying the number of settled PSUs by the amount of cash dividends per common share declared and paid by the Company from the date of grant of the PSUs to the settlement date.
The weighted average fair value of PSUs granted in the three-year period ended December 31, 2021 were based 50% on the VWAP of the Company's common shares on the TSX for the five trading days immediately preceding the grant date and 50% based on a Monte Carlo simulation model implemented in a risk-neutral framework considering the assumptions presented in the following table:

	2021	2020	2019
5 day VWAP at grant date	CDN$ 29.78	CDN$ 8.63	CDN$ 18.31
Monte Carlo simulation model assumptions:
Expected life	3 years	3 years	3 years
Expected volatility (1)	45%	36%	25%
US risk-free interest rate	0.28%	0.3%	2.36%
Canadian risk-free rate	0.46%	0.59%	1.6%
Expected dividends (2)	CDN$ 0.00	CDN$ 0.00	CDN$ 0.00
Performance period starting price (3)	CDN$ 24.20	CDN$ 16.25	CDN$ 16.36
Stock price as of estimation date	CDN$ 29.27	CDN$ 7.24	CDN$ 18.06

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
(3)The performance period starting price is measured as the VWAP for the common shares of the Company on the TSX on the grant date.

The following table summarizes information about PSUs outstanding as of:

	December 31, 2021	December 31, 2020
PSUs outstanding	1,149,196	1,223,053
Weighted average fair value per PSU outstanding	$29.35	$28.53
Based on the Company’s performance adjustment factors as of December 31, 2021, the number of PSUs earned if all of the outstanding awards were to be settled at December 31, 2021, would be as follows:

Grant Date	Performance
March 21, 2019	127.1%
March 23, 2020	157.6%
March 22, 2021	118.0%
Deferred Share Unit Plan
A DSU is a right to receive a cash payment equal to the five trading days VWAP of the Company's common shares on the TSX immediately preceding a date specified in the grant terms. The purpose of a DSU is to tie a portion of the value of the compensation of non-executive directors to the future value of the Company's common shares. DSUs are granted to non-executive directors as a result of an annual grant, in lieu of dividends and/or in lieu of cash for semi-annual directors’ fees and must be retained until the director leaves the Company’s Board of Directors.
The following table summarizes information about DSUs for each of the years in the three-year period ended December 31, 2021:

	2021	2020	2019
DSUs granted	67,554	115,114	72,434
Weighted average fair value per DSU granted	$22.93	$10.26	$13.83
The following table summarizes information about DSUs outstanding as of:

	December 31, 2021	December 31, 2020
DSUs outstanding	454,095	386,541
Weighted average fair value per DSU outstanding	$20.21	$18.91
Summary of Share-based Compensation Expense and Share-based Compensation Liabilities
The following table summarizes share-based compensation expense (benefit) recorded in earnings in SG&A for each of the years in the three-year period ended December 31, 2021:

	2021	2020	2019
	$	$	$
Stock options	879	738	701
PSUs	15,253	14,829	(2,057)
DSUs	1,546	3,819	914
RSUs	3,977	3,493	943
	21,655	22,879	501

The following table summarizes share-based liabilities recorded in the consolidated balance sheets for the years ended:

	December 31, 2021	December 31, 2020
Share-based compensation liabilities, current	$	$
PSUs (1)	7,921	8,446
DSUs (2)	8,852	7,354
RSUs (1)	2,316	1,969
	19,089	17,769

Share-based compensation liabilities, non-current
PSUs (1)	15,850	10,743
RSUs (1)	4,000	2,921
	19,850	13,664

(1)     Includes dividend equivalents accrued on awards.
(2)    Includes dividend equivalent grants.

Change in Contributed Surplus
The following table summarizes the activity in the consolidated changes in equity under the caption contributed surplus for each of the years in the three-year period ended December 31, 2021:

	2021	2020	2019
	$	$	$
Change in excess tax benefit on exercised share-based awards	(672)	—	(38)
Change in excess tax benefit on outstanding share-based awards	824	5,306	21
Share-based compensation expense credited to capital on options exercised	(737)	(50)	(976)
Share-based compensation expense for stock options	879	738	701
Increase (decrease) in contributed surplus	294	5,994	(292)
19 - BUSINESS ACQUISITIONS
Nuevopak Global Limited Acquisition
On July 30, 2021, the Company acquired 100% of the outstanding equity in Nuevopak Global Limited ("Nuevopak") for $43.0 million, net of cash balances acquired (the "Nuevopak Acquisition"). This amount includes potential earn-out consideration of up to $9.0 million to be paid upon the achievement of certain operational milestones within three years from the date of closing. (Refer to Note 24 for further discussion of this contingent consideration and the inputs used in management's estimation of fair value.)
Nuevopak designs and develops a range of machines that provide void-fill and cushioning protective packaging solutions primarily targeting protective paper packaging solutions. Nuevopak supplies the Company with paper dispensing machines and converted paper for protective packaging distribution in North America. Nuevopak is headquartered in Hong Kong with subsidiaries in Jiangmen, China and Scheden, Germany. The Nuevopak Acquisition is expected to further strengthen the Company's product bundle and secure a broader suite of sustainable packaging solutions, while enabling the Company to secure dispensing machine supply, vertically integrate its paper converting operation, and expand its market share.
Excluding working capital adjustments, cash balances acquired and the contingent consideration arrangement noted above, the purchase price was $34.8 million. The consideration paid in cash was financed using funds available under the Company's revolving credit facility. Customary representations and warranties, covenants and indemnification provisions were included in the share purchase agreement. The transaction is being accounted for using the acquisition method of accounting.

The net consideration paid on the closing date for the acquisition described above was as follows:

July 30, 2021
$
Consideration paid in cash	35,402
Estimated fair value of contingent consideration arrangement (1)	8,305
Consideration transferred	43,707
Less: cash balances acquired	742
Consideration transferred, net of cash acquired	42,965
(1)The gross contractual contingent consideration amount of $9.0 million is included in the gross consideration total at its net present value as of the date of acquisition when the contingency was entered into, with expected cash outflows discounted using a rate of 4.74%. Refer to Note 24 for further discussion of this financial liability and inputs used in management's estimation of fair value.
Fair values of net identifiable assets acquired at the date of acquisition were as follows:

July 30, 2021
$
Current assets
Cash	742
Trade receivables (1)	1,167
Inventories	5,305
Other current assets	996
Property, plant and equipment	1,657
Intangible assets	21,651
Deferred tax assets	11
31,529
Current liabilities
Accounts payable and accrued liabilities	3,519
Borrowings and lease liabilities, current	155
Borrowings and lease liabilities, non-current	95
Deferred tax liabilities	3,754
Provisions, non-current	88
7,611
Fair value of net identifiable assets acquired	23,918
(1)    The gross contractual amounts receivable were $1.2 million. As of December 31, 2021, the Company has collected substantially all of the trade receivables that were outstanding as of the date of acquisition.

The fair value of goodwill at the date of acquisition was as follows:

July 30, 2021
$
Consideration transferred	43,707
Less: fair value of net identifiable assets acquired	23,918
Goodwill	19,789

Goodwill recognized is primarily related to growth expectations, expected future profitability, and expected revenue and cost synergies. The Company does not expect goodwill to be deductible for income tax purposes.

The Nuevopak Acquisition’s impact on the Company’s consolidated earnings was as follows:

July 31 through December 31, 2021
$
Revenue	2,889
Net loss	804

Had the Nuevopak Acquisition been effective as of January 1, 2021, the impact on the Company’s consolidated earnings would have been as follows:

Twelve Months Ended December 31, 2021
$
Revenue	7,668
Net loss	2,159

The Company's acquisition-related costs of $1.7 million are excluded from the consideration transferred and are included in the Company’s consolidated earnings, primarily in selling, general and administrative expenses for the year ended December 31, 2021.
Nortech Packaging Acquisition
On February 11, 2020, the Company acquired substantially all of the operating assets of Nortech Packaging LLC and Custom Assembly Solutions, Inc. (collectively, "Nortech") for an aggregate purchase price of $46.5 million, net of cash balances acquired (the "Nortech Acquisition"). This amount includes potential earn-out consideration of up to $12.0 million, contingent upon certain future performance measures of the acquired assets to be determined following the two-year anniversary of the acquisition date. (Refer to Note 24 for further discussion of this financial liability and inputs used in management's estimation of fair value.)
Nortech manufactures, assembles and services automated packaging machines under the Nortech Packaging and Tishma Technologies brands. The acquisition expands the Company’s product bundle into technologies that the Company believes are increasingly critical to automation in packaging.
Excluding working capital adjustments, cash balances acquired and the contingent consideration arrangement noted above, the purchase price was $36.5 million. The consideration paid in cash was financed using funds available under the Company's revolving credit facility. As of December 31, 2021, the former owners of Nortech have in escrow approximately $2.4 million ($4.7 million as of December 31, 2020) related to customary representations, warranties and covenants in the asset purchase agreement, which contains customary indemnification provisions. The transaction is being accounted for using the acquisition method of accounting.
The net cash consideration paid on the closing date for the acquisition described above was as follows:

February 11, 2020
$
Consideration paid in cash	36,188
Estimated fair value of contingent consideration arrangement (1)	10,806
Consideration transferred	46,994
Less: cash balances acquired	484
Consideration transferred, net of cash acquired	46,510
(1)The gross contractual contingent consideration amount of $12.0 million is included in the gross consideration total at its net present value when the contingency was entered into on the date of acquisition, which is discounted over two years using a discount rate of 5.38%. Subsequent to the acquisition, and as of December 31, 2021 and 2020, management concluded that any payment toward this obligation was not probable due to the impact of, and macroeconomic events resulting from, COVID-19 and other delays in the acquisition integration efforts. Refer to Note 24 for further discussion of this financial liability and inputs used in management's estimation of fair value.

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
(1)The gross contractual amounts receivable were $3.2 million. As of December 31, 2021, the Company has collected approximately $2.9 million of the outstanding trade receivables, with $0.3 million expected to remain uncollected.
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
The amount expensed with respect to the defined contribution plans for the years ended December 31, was $8.2 million in 2021, $6.8 million in 2020 and $7.1 million in 2019.
Defined benefit plans
In the US, the Company has three defined benefit pension plans for certain union hourly and non-union salaried employees. Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.
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
Supplementary executive retirement plans
The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain current and former key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in amounts ranging from $0.2 million to $0.6 million, annually.
Other long-term employee benefit plans
In the US, the Company provides a deferred compensation plan to certain employees. Earnings and losses on the deferral and amounts due to the participants are payable based on participant elections. Assets are held in a Rabbi trust and are composed of corporate owned life insurance policies. Participant investment selections are used to direct the allocation of funds underlying the corporate owned life insurance policies. As of December 31, 2021 and 2020, the deferred compensation plan assets totalled $8.3 million and $5.7 million, respectively, and are presented in other assets in the consolidated balance sheets. As of December 31, 2021 and 2020, the deferred compensation plan liabilities totalled $8.3 million and $5.6 million, respectively, and are presented in the consolidated balance sheets under the captions accounts payable and accrued liabilities for amounts expected to settle in the next twelve months and other liabilities for amounts not expected to settle in the next twelve months.
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
Information Relating to the Various Benefit Plans
A reconciliation of the defined benefit obligations and plan assets is presented in the table below for the years ended:

	Pension plans		Other plans
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	100,209	91,148	3,018	2,907
Current service cost	1,177	1,132	64	62
Interest cost	2,230	2,701	65	80
Benefits paid	(4,561)	(4,456)	(210)	(78)
Actuarial losses (gains) from demographic assumptions	225	(666)	1	(4)
Actuarial (gains) losses from financial assumptions	(5,654)	9,561	(155)	105
Experience losses (gains)	1	282	(55)	(88)
Foreign exchange rate adjustment	(30)	507	(2)	34
Balance, end of year	93,597	100,209	2,726	3,018
Fair value of plan assets
Balance, beginning of year	86,425	79,003	—	—
Interest income	1,867	2,297	—	—
Return on plan assets (excluding amounts included in net interest expense)	(332)	8,494	—	—
Contributions by the employer	968	1,051	210	78
Benefits paid	(4,561)	(4,456)	(210)	(78)
Administration expenses	(275)	(379)	—	—
Foreign exchange rate adjustment	(37)	415	—	—
Balance, end of year	84,055	86,425	—	—
Funded status – deficit	9,542	13,784	2,726	3,018

The defined benefit obligations and fair value of plan assets broken down by geographical locations is as follows for the years ended:

	December 31, 2021
	US	Canada	Total
	$	$	$
Defined benefit obligations	76,206	20,117	96,323
Fair value of plan assets	(66,657)	(17,398)	(84,055)
Deficit in plans	9,549	2,719	12,268

	December 31, 2020
	US	Canada	Total
	$	$	$
Defined benefit obligations	81,883	21,344	103,227
Fair value of plan assets	(69,649)	(16,776)	(86,425)
Deficit in plans	12,234	4,568	16,802

The defined benefit obligations for pension plans broken down by funding status are as follows for the years ended:

	December 31, 2021	December 31, 2020
	$	$
Wholly unfunded	12,445	13,460
Wholly funded or partially funded	81,152	86,749
Total obligations	93,597	100,209

A reconciliation of pension and other post-retirement benefits recognized in the consolidated balance sheets is as follows for the years ended:

	December 31, 2021	December 31, 2020
	$	$
Pension Plans
Present value of the defined benefit obligations	93,597	100,209
Fair value of the plan assets	84,055	86,425
Deficit in plans	9,542	13,784
Assets recognized in other assets	3,539	3,024
Liabilities recognized	13,081	16,808
Pension benefits recognized in balance sheets	9,542	13,784
Other plans
Present value of the defined benefit obligations and deficit in the plans	2,726	3,018
Liabilities recognized	2,726	3,018
Total plans
Total assets recognized in other assets	3,539	3,024
Total liabilities recognized	15,807	19,826
Total pension and other post-retirement benefits recognized in balance sheets	12,268	16,802

The composition of plan assets based on the fair value was as follows for the years ended:

	December 31, 2021	December 31, 2020
	$	$
Asset category
Cash	42	78
Equity instruments	11,580	14,838
Fixed income instruments	72,433	71,509
Total	84,055	86,425
Approximately 100% of equity and fixed income instruments as of December 31, 2021 and 2020, respectively, were held in mutual funds or pooled separate accounts valued at net asset value ("NAV") provided by the fund administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Units of participation in pooled separate accounts invested in mutual funds and common stock, are valued based on the NAV of the underlying investments held in the pooled separate accounts at year-end. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.
The following tables present the defined benefit expenses recognized in consolidated earnings for each of the years in the three-year period ended December 31, 2021:

	Pension plans			Other plans
	2021	2020	2019	2021	2020	2019
	$	$	$	$	$	$
Current service cost	1,177	1,132	1,036	64	62	60
Administration expenses	275	379	422	—	—	—
Net interest expense	363	404	515	65	80	106
Net costs recognized in the statement of consolidated earnings	1,815	1,915	1,973	129	142	166

	Total plans
	2021	2020	2019
	$	$	$
Current service cost	1,241	1,194	1,096
Administration expenses	275	379	422
Net interest expense	428	484	621
Net costs recognized in the statement of consolidated earnings	1,944	2,057	2,139
The table below presents the defined benefit liability or asset remeasurement recognized in OCI for each of the years in the three-year period ended December 31, 2021:

	Pension plans			Other plans
	2021	2020	2019	2021	2020	2019
	$	$	$	$	$	$
Actuarial (losses) gains from demographic assumptions	(225)	666	542	(1)	4	(17)
Actuarial gains (losses) from financial assumptions	5,654	(9,561)	(10,924)	155	(105)	(209)
Experience (losses) gains	(1)	(282)	(692)	55	88	273
Return on plan assets (excluding amounts included in net interest expense)	(332)	8,494	11,789	—	—	—
Total amounts recognized in OCI	5,096	(683)	715	209	(13)	47
The Company currently expects to contribute a total of $1.0 million to its defined benefit pension plans and $0.2 million to its health and welfare plans in 2022.
The weighted average duration of the defined benefit obligations as of December 31, 2021 and 2020 is 12 years for US plans and 17 years for Canadian plans, for both periods.
78

The significant weighted average assumptions which were used to measure defined benefit obligations are as follows for the years ended:

	US plans		Canadian plans
	December 31, 2021	December 31, 2020	December 31, 2021	December 31, 2020
Discount rate
Pension plans (end of the year) (1)	2.58%	2.15%	3.00%	2.55%
Pension plans (current service cost) (2)	2.34%	3.10%	2.60%	3.20%
Other plans (end of the year) (1)	2.17%	1.65%	3.00%	2.55%
Other plans (current service cost) (2)	1.99%	2.82%	2.60%	3.20%
Life expectancy at age 65 (in years) (3)
Current pensioner - Male	20	19	22	22
Current pensioner - Female	22	21	25	25
Current member aged 45 - Male	21	21	24	23
Current member aged 45 - Female	23	23	26	26
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

	December 31, 2021	December 31, 2020
	$	$
Discount rate
Increase of 1%	(11,388)	(12,590)
Decrease of 1%	14,058	15,637
Mortality rate
Life expectancy increased by one year	3,229	3,491
Life expectancy decreased by one year	(3,313)	(3,588)

21 - SUPPLEMENTAL DISCLOSURES BY GEOGRAPHIC LOCATION AND PRODUCT LINE
The following table presents geographic information about revenue attributed to countries based on the location of external customers for each of the years in the three-year period ended December 31, 2021:

	2021	2020	2019
	$	$	$
Revenue
Canada	151,949	119,287	104,842
Germany	37,615	25,387	26,082
United States	1,206,868	966,729	923,239
Other	135,037	101,625	104,356
Total revenue	1,531,469	1,213,028	1,158,519

The following table presents geographic information about long-lived assets by country based on the location of the assets for the years ended:

	December 31, 2021	December 31, 2020
	$	$
Property, plant and equipment
Canada	31,473	34,984
India	58,301	54,518
Portugal	27,398	24,720
United Kingdom	11,801	—
United States	329,682	300,950
Other	701	42
Total property, plant and equipment	459,356	415,214
Goodwill
Canada	12,289	12,309
Germany	8,629	—
Hong Kong	10,781	—
India	26,455	26,905
United States	93,680	93,680
Total goodwill	151,834	132,894
Intangible assets
Canada	15,326	13,167
Hong Kong	21,128	—
India	9,482	12,389
United Kingdom	790	—
United States	91,999	98,718
Total intangible assets	138,725	124,274
Other assets
Canada	149	165
India	312	192
Portugal	33	34
United States	16,055	12,919
Total other assets	16,549	13,310
The following table presents revenue information based on revenues for the following product categories for each of the years in the three-year period ended December 31, 2021:

	2021	2020	2019
	$	$	$
Revenue
Tape	799,576	658,911	632,950
Film	250,181	181,180	184,398
Engineered coated products	206,315	159,933	162,955
Protective packaging	188,902	152,710	135,605
Packaging machinery	81,087	54,870	33,621
Other	5,408	5,424	8,990
	1,531,469	1,213,028	1,158,519

22 - RELATED PARTY TRANSACTIONS
The Company’s key personnel include all non-executive directors on the Board (ten in 2021 and 2020 and eight in 2019) and senior executive level members of management (eight in 2021 and 2020 and six in 2019). Key personnel remuneration includes the following expenses for each of the years in the three-year period ended December 31, 2021:

	2021	2020	2019
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	7,655	8,845	6,124
Post-employment and other long-term benefits	703	593	604
Share-based compensation expense	11,292	12,894	1,152
Total remuneration	19,650	22,332	7,880

23 - COMMITMENTS
Commitments Under Service Contracts
The Company entered into a ten-year electricity service contract for one of its manufacturing facilities on November 12, 2013. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. Effective August 1, 2015, the Company entered into an amendment lowering the minimum usage requirements over the term of the contract. In addition, a new monthly facility charge has been incurred by the Company over the term of the contract. The Company estimates that service billings will total approximately $1.7 million annually for 2022 and 2023 and $1.0 million in 2024, when the contract expires. Certain penalty clauses exist within the electricity service contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $1.9 million as of December 31, 2021. This amount is expected to decline annually until the expiration of the contract assuming there are insignificant fluctuations in kilowatt hour peak demand.
The Company has entered into agreements with various other utility suppliers to fix certain energy costs, including natural gas, through December 2024 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.6 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination, the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
The Company has entered into agreements with various service companies for the provision of services including machine assembly and supply, energy consultation, and software access through June 2025. In the event of early termination, the Company would be required to pay the remaining fees owed under the agreements which totalled $1.1 million as of December 31, 2021.
Commitments to Suppliers
The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of raw materials until the earlier of when the materials are consumed in production or auto billings are triggered based upon maturity. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. The Company may be subject to fees in the event the Company requires storage in excess of 30 to 60 days. As of December 31, 2021, the Company had on hand $12.2 million of raw material owned by its suppliers.

The Company has entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2022 totaling approximately $22.3 million as of December 31, 2021. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party will be liable for failure to perform for reasons of “force majeure” as defined in the agreements.
The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements now or in the future.
24 - FINANCIAL INSTRUMENTS
Classification and Fair Value of Financial Instruments
The classification of financial instruments, as well as their carrying amounts, are as follows for the years ended:

	Amortized cost	Fair value through earnings	Derivatives used for hedging (fair value through OCI)
	$	$	$
December 31, 2021
Financial assets
Cash	26,292	—	—
Trade receivables	203,984	—	—
Supplier rebates and other receivables	5,247	—	—
Total financial assets	235,523	—	—
Financial liabilities
Accounts payable and accrued liabilities (1)	235,449	—	—
Interest rate swap agreements	—	—	1,642
Borrowings (2)	510,460	—	—
Non-controlling interest put options	—	27,523	—
Contingent consideration liability	—	8,314	—
Total financial liabilities	745,909	35,837	1,642

December 31, 2020
Financial assets
Cash	16,467	—	—
Trade receivables	162,235	—	—
Supplier rebates and other receivables	4,627	—	—
Total financial assets	183,329	—	—
Financial liabilities
Accounts payable and accrued liabilities (1)	140,011	—	—
Interest rate swap agreements	—	—	4,025
Borrowings (2)	447,842	—	—
Non-controlling interest put options	—	15,758	—
Total financial liabilities	587,853	15,758	4,025

(1)Excludes employee benefits and taxes payable
(2)Excludes lease liabilities

Total interest expense (calculated using the effective interest method) for financial assets or financial liabilities that are not at fair value through earnings are as follows for each of the years in the three-year period ended December 31, 2021:

	2021	2020	2019
	$	$	$
Interest expense calculated using the effective interest rate method	26,574	27,243	31,040

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
The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and are consistent with accepted economic methods for pricing financial instruments. There were no transfers between Level 1 and Level 2 in 2021 or 2020.
The carrying amounts of the following financial assets and liabilities are considered a reasonable approximation of fair value given their short maturity periods:
•cash
•trade receivables
•supplier rebates and other receivables (excluding interest subsidies receivable)
•accounts payable and accrued liabilities (excluding employee benefits and taxes payable)
Borrowings (Excluding Lease Liabilities)
The company's borrowings, other than the 2021 Senior Unsecured Notes and 2018 Senior Unsecured Notes discussed below, consist primarily of variable rate debt. The corresponding fair values are estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing. Accordingly, the carrying amounts are considered to be a reasonable approximation of the fair values.
In June 2021, the Company redeemed its 2018 Senior Unsecured Notes and issued its 2021 Senior Unsecured Notes. The fair value of both the 2021 Senior Unsecured Notes and 2018 Senior Unsecured Notes is based on the trading levels and bid/offer prices observed by a market participant.
As of December 31, 2021, the 2021 Senior Unsecured Notes had a carrying value, including unamortized debt issuance cost, of $395.6 million, and a fair value of $400.1 million. As of December 31, 2020, the 2018 Senior Unsecured Notes had a carrying value, including unamortized debt issuance costs, of $246.2 million, and a fair value of $265.4 million, respectively.
As of December 31, 2021, and 2020, the Company categorizes its borrowings as Level 2 on the three-level fair value hierarchy.
Refer to Note 14 for additional information on borrowings.
Interest Rate Swap Agreements
The Company measures the fair value of its interest rate swap agreements using discounted cash flows. Future cash flows are estimated based on forward interest rates (from observable yield curves at the end of a reporting period) and contract interest rates, discounted at a rate that reflects the credit risk of various counterparties.
As of December 31, 2021 and 2020, the Company categorizes its interest rate swaps as Level 2 on the three-level fair value hierarchy.

Non-controlling interest put options
The Company is party to a shareholders’ agreement that contains put options, which provide each of the non-controlling interest shareholders of the Company's 55% controlling ownership stake in Capstone with the right to require the Company to purchase their retained interest at a variable purchase price following a five-year lock-in period ending on June 22, 2022. The agreed-upon purchase price is equal to the fair market valuation as determined through a future negotiation or, as needed, a valuation to be performed by an independent and qualified expert at the time of exercise. Finalization of the acquisition resulted in the initial recognition of $10.9 million in present obligations recorded in non-controlling interest put options, and a corresponding reduction of equity on the consolidated balance sheet as of December 31, 2018.
During the years ended December 31, 2021 and 2020, the fair market valuation of the obligation was reassessed by management resulting in a $12.0 million and $2.5 million increase in the liability, respectively, and a corresponding loss recorded in finance costs (income) in other expense (income), net. The amounts recorded on the consolidated balance sheets for this obligation are $27.5 million in non-controlling interest put options, current as of December 31, 2021 and $15.8 million in non-controlling interest put options, non-current as of December 31, 2020.
The Company categorizes its non-controlling interest put options as Level 3 of the fair value hierarchy. The Company measures the fair value of its non-controlling interest put options by estimating the present value of future net cash inflows from earnings associated with the proportionate shares that are subject to sale to the Company pursuant to an exercise event. These estimations are intended to approximate the redemption value of the options as indicated in the shareholders’ agreement. The estimation was calculated using significant unobservable inputs including estimations of undiscounted future annual cash inflows ranging between approximately $1.5 million and $8.5 million as of December 31, 2021 and $1.5 million and $5.0 million as of December 31, 2020 . A discount rate of 11% was used, which the Company believes to be commensurate with the risks inherent in the ownership interest as of December 31, 2021 and 2020. The fair value of the liability is sensitive to changes in projected earnings and thereby, future cash inflows, and the discount rate applied to those future cash inflows, which could have resulted in a higher or lower fair value measurement.
A reconciliation of the carrying amount of non-controlling interest put options follows for the years ended December 31, 2021 and 2020:

Non-controlling interest put options
$
Balance as of December 31, 2019	13,634
Foreign exchange	(346)
Valuation adjustment made to non-controlling interest put options	2,470
Balance as of December 31, 2020	15,758
Foreign exchange	(242)
Valuation adjustment made to non-controlling interest put options	12,007
Balance as of December 31, 2021	27,523

Contingent Consideration Arrangements
The Company categorizes contingent consideration liabilities as Level 3 of the fair value hierarchy, meaning that the fair value is estimated using a valuation technique based on unobservable market data. The Company measures the fair value of its contingent consideration arrangements by estimating the present value of probable future net cash outflows from the settlement of the earn-out related provisions contained within the respective acquisition's purchase agreement.
Nortech Packaging LLC and Custom Assembly Solutions, Inc.
In connection with the Nortech Acquisition, the Company is required to pay up to $12.0 million to the former owners of Nortech if the acquired assets generated an excess of certain profit thresholds, as defined in the asset purchase agreement, measured over the two-year period following the date of acquisition, which ended February 11, 2022. As of the date of the Nortech Acquisition, management deemed it probable that the entire amount of contingent consideration would be paid after the two-year anniversary of the acquisition date, and therefore recorded a $10.8 million financial liability representing the discounted net present value of the $12.0 million potential obligation.

During the second quarter of 2020, however, management concluded that any payment toward this obligation was no longer probable due to the impact of, and macroeconomic events resulting from COVID-19 and other delays in the acquisition integration efforts. As a result, the Company recorded an adjustment to the related liability in the amount of $11.0 million, with an off-setting gain (net of accretion expense) recorded in finance costs (income) in other expense (income), net. Following the expiration of this two-year period, no amount is expected to be paid by the Company as it relates to this obligation and, therefore, a nil value has been recorded as of December 31, 2021 and 2020.

The fair value estimations as of the date of the acquisition and as of December 31, 2021 and 2020 were calculated using significant unobservable inputs including estimations of undiscounted future net cash flows (as measured according to the asset purchase agreement) to be generated by Nortech, which management had previously estimated as of the date of the acquisition to be in excess of $12.5 million over the two-year period following the date of acquisition, but now estimates as of December 31, 2021 and 2020 to be less than $11.8 million, which represents the minimum threshold for the additional consideration payment according to the asset purchase agreement. A discount rate of 5.38% was used in estimating the net present value of the estimated future cash outflows which represents the Company's estimated incremental borrowing rate as of the date of acquisition and through the date of maturity of the obligation. The fair value of the liability is sensitive to changes in projected profits and thereby, future cash outflows, and the discount rate applied to those future cash outflows, which could have resulted in a higher or lower fair value measurement.
Nuevopak Global Limited
In connection with the Nuevopak Acquisition, the Company may be required to pay up to $9.0 million of additional consideration to the former owner of Nuevopak upon the achievement of certain milestones related to operational integration and capacity expansion, as specified in the share purchase agreement. Management estimated the fair value of the contingent consideration and recognized a corresponding liability on the consolidated balance sheet on the date of acquisition in the amount of $8.3 million, $3.3 million of which is recorded in provisions and contingent consideration, current, for amounts expected to settle in the next twelve months and $5.0 million of which is recorded in provisions and contingent consideration, non-current, for amounts expected to settle in more than twelve months.
The fair value of the contingent consideration is reassessed at each reporting date with changes recognized in earnings in finance costs (income) in other finance expense (income), net. As of December 31, 2021, management estimates the fair value to be $8.3 million.

The fair value estimations as of the date of acquisition and as of December 31, 2021 were calculated using significant unobservable inputs consisting of management's estimation of the timing and overall likelihood of achieving the operational milestones established in the share purchase agreement. Management currently believes that these milestones will be achieved within one or two years of the acquisition date. A discount rate of 4.74% was used in estimating the net present value of the estimated future cash outflows which represents the Company's estimated incremental borrowing rate as of the date of acquisition and through the date of maturity of the obligation. The fair value of the liability is sensitive to changes in both the timing and likelihood of achieving the operational milestones, which could have resulted in a higher or lower fair value measurement. Refer to Note 19 for further discussion of the Nuevopak Acquisition.

A reconciliation of the carrying amount of contingent consideration liabilities follows for the years ended December 31, 2021 and 2020:

	Nortech Acquisition	Nuevopak Acquisition
	$	$
Balance as of December 31, 2019	—	—
Contingent consideration recorded as a result of the Nortech Acquisition	10,806	—
Increases resulting from net present value discounting	199	—
Fair value adjustment recorded in finance costs (income)	(11,005)	—
Balance as of December 31, 2020	—	—
Contingent consideration recorded as a result of the Nuevopak Acquisition	—	8,305
Foreign exchange		9
Balance as of December 31, 2021	—	8,314
Refer to Note 19 for more information regarding business acquisitions.
Exchange Risk
While the Company is mainly exposed to the currency of the US dollar, a portion of its business is conducted in other currencies. Changes in the exchange rates for other currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.
The following table details the Company’s sensitivity to a 10% strengthening of other currencies against the US dollar, and the related impact on finance costs (income) - other expense (income), net. For a 10% weakening of the other currencies against the US dollar, there would be an equal and opposite impact on finance costs (income) - other expense (income), net.
The estimated increase (decrease) to finance cost (income) - other expense (income), net from financial assets and financial liabilities resulting from a 10% strengthening of other currencies against the US dollar, everything else being equal, would be as follows as of December 31:

	2021	2020
	USD$	USD$
Canadian dollar	(10,597)	(3,786)
Indian Rupee	(2,594)	(2,525)
	(13,191)	(6,311)
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
In 2018, the Parent Company completed the private placement of its USD denominated 2018 Senior Unsecured Notes which resulted in additional equity investments in IPG (US) Holdings Inc. In June 2021, the Parent Company redeemed its 2018 Senior Unsecured Notes and issued its 2021 Senior Unsecured Notes. In conjunction with the issuance of the 2021 Senior Unsecured Notes, the Parent Company repaid external borrowings held by IPG (US) Holdings Inc., which resulted in an even greater net investment in IPG (US) Holdings Inc., from a hedging perspective. Both the 2018 Senior Unsecured Notes and the

2021 Senior Unsecured Notes (collectively "Senior Unsecured Notes") were and are being used to hedge the Company’s exposure to the USD foreign exchange risk on this investment.
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

The changes in value related to the Senior Unsecured Notes designated as a hedging instrument, in the hedge of a net investment, are as follows for the years ended December 31:

	2021	2020
	$	$
(Loss) gain from change in value of the Senior Unsecured Notes used for calculating hedge ineffectiveness	(10,789)	6,488
(Loss) gain from Senior Unsecured Notes recognized in OCI	(9,423)	6,488
Loss from hedge ineffectiveness recognized in earnings in finance costs (income) in other expense (income), net	(1,385)	—
Foreign exchange gains recognized in cumulative translation adjustments in the statement of changes in equity	19	—
Deferred tax expense on change in value of the Senior Unsecured Notes recognized in OCI	(1,589)	(764)

The notional and carrying amounts of the Senior Unsecured Notes are as follows as of:

	December 31, 2021	December 31, 2020
	$	$
Notional Amount	400,000	250,000
Carrying Amount	395,614	246,236

The amounts related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, are as follows for the years ended December 31:

	2021	2020
	$	$
Gain (loss) from change in value of IPG (US) Holdings, Inc. used for calculating hedge ineffectiveness	9,423	(6,488)

The cumulative amounts included in the foreign currency translation reserve related to the net investment in IPG (US) Holdings, Inc., designated as the hedged item in the hedge of a net investment, is as follows as of:

	December 31, 2021	December 31, 2020
	$	$
Cumulative (loss) gain included in foreign currency translation reserve in OCI	(2,076)	7,347

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
The Company was party to the following interest rate swap agreements which are qualifying cash flow hedges designated as hedging instruments as of December 31, 2021 and 2020:

Effective Date	Maturity	Notional amount $	Settlement	Fixed interest rate paid %
June 8, 2017	June 20, 2022	40,000	Monthly	1.79
August 20, 2018	August 18, 2023	60,000	Monthly	2.045
The interest rate swap agreements involve the exchange of periodic payments excluding the notional principal amount upon which the payments are based. For qualifying cash flow hedges, these payments are recorded as an adjustment of interest expense on the hedged debt instruments and the related amount payable to or receivable from counterparties is included as an adjustment to accrued interest.
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
The Company elects to use the hypothetical derivative methodology to measure the ineffectiveness of its hedging relationships in a given reporting period to be recorded in earnings. Under the hypothetical derivative method, the actual interest rate swaps would be recorded at fair value on the consolidated balance sheet, and accumulated OCI would be adjusted to a balance that reflects the lesser of either the cumulative change in the fair value of the actual interest rate swaps or the cumulative change in the fair value of the hypothetical derivatives. The determination of the fair values of both the hypothetical derivative and the actual interest rate swaps will use discounted cash flows based on the relevant interest rate swap curves. The amount of ineffectiveness, if any, recorded in earnings in finance costs (income) in other expense (income), net, would be equal to the excess of the cumulative change in the fair value of the actual interest rate swaps over the cumulative change in the fair value of the hypothetical derivatives. Amounts previously included as part of OCI are transferred to earnings in the period during which the hedged item impacts net earnings.

The following table summarizes activity related to interest rate swap agreements designated as hedging instruments for the years ended December 31:

	2021	2020
	$	$
Gain (loss) from change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI (1)	2,383	(2,685)
Deferred tax (expense) benefit on change in fair value of the interest rate swap agreements designated as hedging instruments recognized in OCI	(577)	658

(1)The hedging loss recognized in OCI before tax is equal to the change in fair value used for measuring effectiveness. There is no ineffectiveness recognized in earnings.

The following table summarizes balances related to interest rate swap agreements designated as hedging instruments as of:

	December 31, 2021	December 31, 2020
	$	$
Carrying amount included in other liabilities	1,642	4,025
Cumulative loss in cash flow hedge reserve, included in OCI, for continuing hedges	(1,291)	(3,097)
As of December 31, 2021, and 2020, the impact on the Company’s finance costs in interest expense from a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $0.1 million and $1.0 million, respectively.

Interest Rate Benchmark Reform
The LIBOR interest rate benchmark continues to be the subject of proposals for reform. The Company is exposed to the LIBOR interest rate benchmark as a result of its interest rate swap agreements (designated as hedging instruments) and its variable rate borrowings (the hedged item). It is expected that a transition away from the widespread use of LIBOR to alternative rates will occur before June 2023 and that alternative reference rate(s) will be established. The full impact of such reforms and actions, together with any transition away from LIBOR, remains unclear.

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
In the current year, the Company adopted the Phase 2 amendments Interest Rate Benchmark Reform—Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16. Adopting these amendments enables the Company to reflect the effects of transitioning from LIBOR to alternative benchmark interest rates without giving rise to accounting impacts that would not provide useful information to users of financial statements.

The Company will continue to apply Interest Rate Benchmark Reform (Amendments to IFRS 9, IAS 39 and IFRS 7) until there is no longer uncertainty around the timing and the amount of the underlying cash flows to which the Company is exposed. The Company has assumed that this uncertainty will not end until the Company’s contracts that reference LIBOR are amended to specify the date on which the interest rate benchmark will be replaced, the cash flows of the alternative benchmark rate, and the relevant spread adjustment. The Company's 2021 Credit Facility contains benchmark replacement provisions, however, the Company has had no amendments to its interest rate swap agreements as it pertains to interest rate benchmark reform as of December 31, 2021.

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
Revenue and trade receivables
There was one customer as of December 31, 2021 and 2020 with sales that accounted for approximately 13% of the Company's total revenue for the years then ended. This one customer had trade receivables that accounted for 17% of the Company’s total trade receivables as of December 31, 2021 and 2020. These trade receivables were current as of December 31, 2021 and 2020, and the Company believes its credit risk with respect to this customer is limited due to the customer's strong financial condition, creditworthiness, payment history, and relationship with the Company. The Company's customer base is diverse and there were no other individual customers that accounted for more than 5% of the Company’s revenue or trade receivables as of December 31, 2021 and 2020. The Company believes its credit risk with respect to trade receivables overall is limited due to the Company’s credit evaluation process, its reasonably short collection terms, the creditworthiness of its customers and its credit insurance coverage. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in actual losses.
The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2021	December 31, 2020
	$	$
Current	172,877	138,798
Past due accounts not impaired
1 – 30 days past due	20,988	15,257
31 – 60 days past due	4,728	2,798
61 – 90 days past due	1,383	1,299
Over 90 days past due	4,008	4,083
	31,107	23,437
Allowance for expected credit loss	1,044	1,268
Gross accounts receivable	205,028	163,503
The Company’s allowance for expected credit loss reflects expected credit losses using a provision matrix model, supplemented by an allowance for individually impaired trade receivables. The provision matrix is based on the Company’s historic credit loss experience, adjusted for any change in risk of the trade receivable population based on credit monitoring indicators, and expectations of general economic conditions that might affect the collection of trade receivables. The provision matrix applies fixed provision rates depending on the number of days that a trade receivable is past due, with higher rates applied the longer a balance is past due. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance for individually impaired trade receivables by considering a number of factors, including notices of liquidation, information provided by credit monitoring services, the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, the customer’s history of paying balances when they are past due, historical results and the condition of the general economy and the industry as a whole. After considering the factors above, at December 31, 2021, the Company has determined there is no significant increase or decrease in its trade receivable credit risk since their initial recognition, including the impacts of COVID-19.
The Company writes off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for expected credit loss. Amounts are written-off based on the final results of bankruptcy or liquidation proceedings, as well as consideration of local statutes of limitations and other regulations permitting or requiring the write-off of trade receivables. Substantially all of the trade receivables written off during the year ended December 31, 2021 are not subject to enforcement activity.
The Company’s maximum exposure to credit risk at the end of the reporting period would be the gross accounts receivable balance shown in the table above. In general, the Company does not hold collateral with respect to its trade receivables.
The following table presents a continuity summary of the Company’s allowance for expected credit loss as of and for the years ended December 31:

	2021	2020
	$	$
Balance, beginning of year	1,268	909
Additions	493	545
Recoveries	(104)	—
Write-offs	(613)	(197)
Foreign exchange	—	11
Balance, end of year	1,044	1,268
Supplier rebates and other receivables
The Company's believes its credit risk associated with supplier rebates and other receivables is limited considering the amount is not material, the Company’s large size, the diverse base of counterparties and geography.
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

The maturity analysis for financial liabilities and finance lease liabilities is as follows for the years ended:

	Non-controlling interest put options	Contingent consideration liability	Borrowings (1)	Interest on borrowings (1)	Lease liabilities	Interest on lease liabilities	Accounts payable and accrued liabilities (2)	Total
	$	$	$	$	$	$	$	$
December 31, 2021
Current maturity	27,523	3,500	7,480	20,311	10,639	2,182	235,449	307,084
2023	—	3,500	8,815	18,761	7,714	1,714	—	40,504
2024	—	2,000	1,235	17,500	5,655	1,322	—	27,712
2025	—	—	1,000	17,500	4,924	1,030	—	24,454
2026	—	—	100,376	17,597	3,504	779	—	122,256
2027 and thereafter	—	—	400,000	42,487	12,365	2,522	—	457,374
	27,523	9,000	518,906	134,156	44,801	9,549	235,449	979,384

	Non-controlling interest put options	Contingent consideration liability	Borrowings (1)	Interest on Borrowings (1)	Lease liabilities	Interest on lease liabilities	Accounts payable and accrued liabilities (2)	Total
	$	$	$	$	$	$	$	$
December 31, 2020
Current maturity	—	—	19,131	22,813	7,088	2,303	140,011	191,346
2022	15,758	—	18,663	22,197	9,013	1,853	—	67,484
2023	—	—	163,025	19,224	6,473	1,424	—	190,146
2024	—	—	1,183	17,500	4,577	1,070	—	24,330
2025	—	—	817	17,500	3,869	817	—	23,003
2026 and thereafter	—	—	250,408	13,125	11,102	2,745	—	277,380
	15,758	—	453,227	112,359	42,122	10,212	140,011	773,689

(1)Excludes lease liabilities
(2)Excludes employee benefits and taxes payable
As of December 31, 2021, the Company had $26.3 million of cash and $502.1 million of loan availability (composed of committed funding of $497.7 million and uncommitted funding of $4.4 million), yielding total cash and loan availability of $528.4 million compared to total cash and loan availability of $408.7 million as of December 31, 2020.
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
As of December 31, 2021, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $75.0 million ($55.6 million in 2020). A similar decrease of 10% will have the opposite impact.
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

The capital structure of the Company consists of cash, borrowings and equity. A summary of the Company’s capital structure is as follows for the years ended:

	December 31, 2021	December 31, 2020
	$	$
Cash	26,292	16,467
Borrowings (excluding lease liabilities)	510,460	447,842
Total equity	352,248	316,682
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
On January 13, 2022, the Company acquired substantially all of the operating assets of Syfan Manufacturing, Inc. ("Syfan USA") for $18.0 million, subject to post-closing adjustments. The former owners of Syfan USA have in escrow $2.5 million for any potential indemnification requirements related to the customary representations, warranties and covenants in the purchase agreement. The Company financed the acquisition with funds available under its 2021 Credit Facility. Syfan USA manufactures polyolefin shrink film products at a facility in Everetts, North Carolina, serving customers in a variety of end use applications. The acquisition of Syfan USA is expected to expand the Company’s existing shrink film production capacity in North America, allowing the Company to better service the growing demand of its customer base. The transaction will be accounted for using the acquisition method of accounting, and the Company expects a significant part of the purchase price to be allocated to goodwill and intangible assets. The Company also expects a significant portion of the goodwill to be deductible for income tax purposes. Management is not yet able to provide a full breakout of the purchase price allocation due to the timing of the acquisition and to anticipated post-closing working capital adjustments.
On March 7, 2022, the Company entered into a definitive agreement to be acquired by an affiliate of Clearlake Capital Group, L.P. (together with certain of its affiliates, “Clearlake”). Under the terms of the agreement, Clearlake agreed to acquire the outstanding shares of the Company for CDN$40.50 per share in an all-cash transaction valued at approximately US$2.6 billion, including net debt. Upon completion of the transaction, the Company will become a privately held company. The transaction, which will be effected pursuant to a court-approved plan of arrangement, is expected to close in the third quarter of 2022. The transaction is not subject to a financing condition but is subject to customary closing conditions, including receipt of shareholder, regulatory and court approvals.
On March 10, 2022, the Company declared a cash dividend of $0.1700 per common share payable on March 31, 2022 to shareholders of record at the close of business on March 21, 2022. The estimated amount of this dividend payment is $10.1 million based on 59,284,947 shares of the Company’s common shares issued and outstanding as of March 10, 2022.

